Form 20-F
period 2002-12-31
YPF SOCIEDAD ANONIMA
filed 2003-06-27
CIK 904851

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------
                                    FORM 20-F
                                    ---------

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                         Commission file number: 1-12102

                              YPF Sociedad Anonima
             (Exact name of registrant as specified in its charter)

                              Republic of Argentina
                 (Jurisdiction of incorporation or organization)

                         Avenida Pte. R. Saenz Pena 777
                       C. 1035 AAC Buenos Aires, Argentina
                              (011-5411) 4329-2000
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                   ---------

                                                           Name of Each Exchange
                     Title of Each Class                   on Which Registered
--------------------------------------------------------------------------------
American Depositary Shares, each representing
 one Class D Share, par value 10 pesos per share....   New York Stock Exchange
Class D Shares......................................   New York Stock Exchange*
7 3/4% Notes due 2007...............................   New York Stock Exchange

------------------
* Listed not for trading but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

                                   ---------


         The number of issued shares of each class of stock of YPF Sociedad Anonima as of December 31, 2002 was:

                  Class A Shares............            3,764
                  Class B Shares............            7,624
                  Class C Shares............        1,475,704
                  Class D Shares............      391,825,701
                                                  -----------
                                                  393,312,793

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]


================================================================================

                                TABLE OF CONTENTS
                                                                           Page
CONVERSION TABLE..............................................................1
References....................................................................1
Presentation of Certain Information...........................................1
Forward-looking Statements....................................................1
CERTAIN OIL AND GAS TERMS.....................................................3
PART I........................................................................5
     ITEM 1. Identity of Directors, Senior Managers and Advisers..............5
     ITEM 2. Offer Statistics and Expected Timetable..........................5
     ITEM 3. Key Information..................................................5
       Selected Financial Data................................................5
       Risk Factors...........................................................8
     ITEM 4. INFORMATION ON THE COMPANY......................................13
       History and Development of Ypf........................................13
       Business Overview.....................................................18
       Exploration and Production............................................20
       Exploration and Development Activities................................22
       Exploration and Development Properties and Production.................24
       Natural Gas and Electricity Markets and Distribution..................28
       Electricity Market....................................................31
       Refining and Marketing................................................32
       Chemicals.............................................................37
       Environmental Matters.................................................39
       Seasonality of Ypf's Main Business....................................43
       Property Plant and Equipment..........................................43
       Regulatory Framework and Relationship With Argentine Government.......43
     ITEM 5. Operating and Financial Review and Prospects....................51
     ITEM 6. Directors, Senior Management and Employees......................70
       Disclosure Committee..................................................74
       Employee Matters......................................................75
     ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............76
     ITEM 8. FINANCIAL INFORMATION...........................................78
       Financial Statements..................................................78
       Legal Proceedings.....................................................78
       Dividends Policy......................................................81
     ITEM 9. THE OFFER AND LISTING...........................................82
       New York Stock Exchange...............................................82
       Buenos Aires Stock Market.............................................82
       Seaq International....................................................84
     ITEM 10. ADDITIONAL INFORMATION.........................................84
       Memorandum and Articles of Association................................84
       Directors.............................................................85
       Foreign Investment Legislation........................................86
       Dividends.............................................................86
       Preemptive Rights.....................................................87
       Voting of the Underlying Class D Shares...............................88
       Certain Provisions Relating to Acquisitions of Shares.................89
       Reporting Requirements................................................89
       Restrictions On Control Acquisitions..................................89
       Restrictions On Related Party Transactions............................90
       Taxation..............................................................91
       Argentine Taxes.......................................................91
       Other Taxes and Recent Developments in Argentina......................92
       U.S. Federal Income Tax Considerations................................93

       Available Information.................................................95
     ITEM 11. Quantitative and Qualitative Disclosures About Market Risk.....95
       Quantitative Disclosure...............................................95
       Qualitative Disclosure................................................96
     ITEM 12. Description of Securities Other Than Equity Securities.........96
PART II......................................................................97
     ITEM 13. Defaults, Dividend Arrearages and Delinquencies................97
     ITEM 14. Material Modifications to the Rights of Security Holders
        and Use of Proceeds..................................................97
     ITEM 15. Controls and Procedures........................................97
     ITEM 16. [Reserved].....................................................97
PART III.....................................................................98
     ITEM 17. Financial Statements...........................................98
     ITEM 18. Financial Statements...........................................98
     ITEM 19. Exhibits.......................................................98
SIGNATURES...................................................................99
CHIEF EXECUTIVE OFFICER CERTIFICATION.......................................100
CHIEF FINANCIAL OFFICER CERTIFICATION.......................................101

                                CONVERSION TABLE


1 acre                      =    0.405 hectares
1 barrel                    =    42 U.S. gallons
1 barrel of oil equivalent  =    1 barrel of crude oil                   =   5,615 cubic feet of gas
1 barrel of crude oil per   =    approximately 50 tonnes of crude oil
day                              per year
1 cubic meter               =    35.314 cubic feet
1 cubic meter               =    6.2891 barrels
1 kilometer                 =    approximately 0.62 miles
1 short ton                 =    0.907 tonnes                            =   2,000 pounds
1 long ton                  =    1.016 tonnes                            =   2,240 pounds
1 tonne                     =    1 metric tonne                          =   1,000 kilograms = approximately 2,205 pounds
1 tonne of crude oil        =    1 metric tonne of crude                 =   approximately 7.3 barrels of Crude oil
                                                                             (assuming a specific gravity of 347
                                                                             Atmospheric Pressure Index ("API"))

References

     YPF Sociedad Anonima is a stock corporation (Sociedad Anonima) organized under the laws of the Republic of Argentina. As used in this annual report, "YPF", "we," "our" and "us" refer to YPF Sociedad Anonima and its subsidiaries or, if the context requires, its predecessor companies. "Repsol" and "Repsol YPF" refer to Repsol YPF, S.A. and its consolidated companies, unless otherwise specified. YPF maintains its financial books and records and publishes its financial statements in Argentine pesos. In this annual report, references to "pesos" or "Ps." are to Argentine pesos, and references to "dollars", "U.S. dollars" or "US$" are to United States dollars.

Presentation of Certain Information

     On January 6, 2002, the Argentine congress passed Law No.25,561 on "Public Emergency Reform of the Foreign Exchange System" (the "Public Emergency Law"). Among other measures, this law abrogated the one-to-one dollar-peso peg. Since that date, the peso floats freely against the dollar in the Argentine foreign exchange market. As of December 31, 2002, the exchange markets were consolidated into a free market for negotiating foreign trade transactions. The exchange rate closed at Ps.3.37 for each US$1, selling rate.

     The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos. All the amounts were restated to constant Argentine pesos as of December 31, 2002. See Note 1 to the Consolidated Financial Statements.

     In this annual report, references to "Consolidated Financial Statements" are to YPF's audited consolidated balance sheets as of December 31, 2002, 2001 and 2000, and YPF's audited consolidated statements of income for the three years ended December 31, 2002, 2001 and 2000.

     The Consolidated Financial Statements and other amounts derived from such Consolidated Financial Statements included elsewhere throughout this annual report, reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant pesos. All the amounts were restated to constant pesos as of December 31, 2002. See Note 1 to The Consolidated Financial Statements.

Forward-looking Statements

     This annual report contains statements that YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements appear throughout this annual report and may include statements regarding the intent, belief or current expectations of YPF and its management, including with respect to trends affecting YPF's financial condition, results of operations, business, strategy, production volume and reserves, as well as YPF's plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF's control or may be difficult to predict. Accordingly, YPF's future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in "--Risk Factors" above and "Item 5: Operating and Financial Review and Prospects". YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

CERTAIN OIL AND GAS TERMS

     Unless the context indicates otherwise, the following terms have the meanings shown below:

"acreage"                           The total area, expressed in acres, over
                                    which YPF has interests in exploration or production. Net acreage is YPF's interest, expressed in acres, in the relevant exploration or production area.

"Bcf"                               Billion cubic feet.

"Bcfe"                              Billion cubic feet equivalent.

"BOE"                               Barrels of oil equivalent.

"bpd"                               Barrels of oil per day.

"calendar day"                      When used with respect to production or
                                    capacity, means total annual production or capacity (after taking into account scheduled plant shutdowns) divided by 365.

"condensate"                        Light hydrocarbon substances produced with
                                    natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

"crude oil"                         Crude oil with respect to YPF's production
                                    and reserves includes condensate and natural gas liquids.

"mmbbl"                             Million barrels.

"mbpd"                              Thousand barrels per day.

"mcf"                               Thousand cubic feet.

"mcfpd"                             Thousand cubic feet per day.

"mmbtu"                             Million British Thermal Units.

"mmcf"                              Million cubic feet.

"mmcfpd"                            Million cubic feet per day.

"proved reserves"                   Proved oil and gas reserves are
                                    the estimated volumes of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.

"proved developed reserves"         Proved developed reserves are reserves that
                                    can be expected to be recovered through
                                    existing wells with existing equipment and operating methods and current economic conditions as of each balance sheet date.
                                    Additional oil and gas expected to be
                                    obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

"proved undeveloped reserves"       Proved undeveloped reserves are reserves
                                    that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

                                     PART I

ITEM 1.  Identity of Directors, Senior Managers and Advisers

     Not applicable.

ITEM 2.  Offer Statistics and Expected Timetable

     Not applicable.

ITEM 3.  Key Information

Selected Financial Data

     The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Accompanying Notes included in this annual report.

     The consolidated income statement data for each of the years in the three-year period ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and The Accompanying Notes included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 1999 and the consolidated balance sheet data as of December 31, 1999 and 1998 set forth below have been derived from YPF's audited consolidated financial statements, which are not included in this annual report.

     YPF's Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Argentina (Argentine GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Note 14 to the Consolidated Financial Statements describes the principal differences between Argentine GAAP and U.S. GAAP, as they relate to YPF. Note 15 provides the effects of the significant differences on net income and shareholders' equity and a reconciliation of such differences, and Note 16 provides certain additional disclosures required under U.S. GAAP.


                                                                                   Year Ended December 31,
                                                                         -------------------------------------------
                                                                           2002     2001     2000     1999     1998
                                                                         -------  --------  -------  -------  -------
                                                                         (in millions of pesos, except for per share
                                                                                    and per ADS data)(1)
Consolidated Income Statement Data:
Amounts in accordance with Argentine GAAP
Net sales(2)(3)...................................................       19,599    17,810   18,897    14,397    12,002
Gross profit......................................................        8,542     7,188    8,019     5,215     4,159
Administrative expenses...........................................        (432)     (476)    (397)     (349)     (308)
Selling expenses..................................................      (1,050)   (1,682)  (1,259)   (1,134)     (999)
Exploration expenses..............................................        (240)     (220)    (314)     (382)     (351)
Operating income..................................................        6,820     4,810    6,049     3,350     2,501
(Loss) Income on long-term investments............................        (436)     (253)       37        44        56
Other income (expenses), net......................................        (430)     (275)    (611)     (223)      (96)
Interest expense..................................................        (677)     (643)    (559)     (718)     (539)
Other financial income (expenses) and holding gains (losses), net.      (2,205)      (35)      216        92      (37)
(Loss) Income from sale of long-term investments..................          687     (273)    (426)     (633)        --
Income before income tax, minority interest and preferred stock
   dividends......................................................        3,759     3,331    4,706     1,912     1,885
Income tax........................................................        (415)   (1,541)  (1,999)     (834)     (575)
Minority interest.................................................           --       (2)     (26)      (28)      (24)
Dividends on Maxus preferred stock................................           --        --       --       (9)      (20)
Net income........................................................        3,344     1,788    2,681     1,041     1,266
Earnings per share and per ADS(4).................................         8.50      4.55     7.59      2.95      3.59
Dividends per share and per ADS(4) (in nominal pesos).............         4.00      4.22     0.88      0.88      0.88
Approximate amounts in accordance with U.S. GAAP
Operating income..................................................        5,183     1,676    2,263     1,416       950
Net income........................................................        3,498     1,252    1,388       696       512
Shareholders' equity..............................................       26,303    13,259    8,231     7,169     6,855
Earnings per share and per ADS(4).................................         8.89      3.18     3.93      1.97      1.45
Consolidated Balance Sheet Data:
Amounts in accordance with Argentine GAAP
Cash..............................................................          248        85      113       177       153
Working capital...................................................        3,935     (737)    (775)     (718)   (1,892)
Total assets......................................................       29,551    28,766   28,894    28,188    28,686
Total debt(5).....................................................        4,257     4,906    4,177     7,437     8,357
Shareholders' equity(6)...........................................       20,283    18,508   18,095    16,093    15,731
Other Consolidated Financial Data:
Amounts in accordance with Argentine GAAP
Fixed assets depreciation and amortization........................        2,048     2,191    2,034     2,169     2,315
Cash used in fixed asset acquisitions.............................        2,693     2,807    2,559     2,101     2,948

------------------
(1) Amounts restated to constant Argentine pesos as of December 31, 2002 to reflect the effect of changes in the purchasing power of money for the year then ended.

(2) Includes approximately Ps.3,668 million for the year ended December 31, 2002, Ps.2,917 million for the year ended December 31, 2001, Ps.2,808 million for the year ended December 31, 2000, Ps.1,785 million for the year ended December 31, 1999, Ps.190 million for de year ended December 31, 1998 corresponding to the proportional consolidation of the net sales on long- term investments in investees in which YPF holds joint control with other third parties, see Note 14 to the Consolidated Financial Statements.

(3) Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties for hydrocarbon exports in 2002. Royalties with respect to YPF's production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (h) to the Consolidated Financial Statements.

(4) Information for the fiscal years 1998 to 2000 has been calculated based on outstanding capital stock of 353,000,000 shares. Information for 2001 to 2002 has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share.

(5) Total debt under Argentine GAAP includes long-term debt of Ps.2,728 million, Ps.2,512 million, Ps.2,887 million, Ps.4,462 million and Ps.5,625 million as of December 31, 2002, 2001, 2000, 1999, and 1998 respectively.

(6) For information concerning capital stock, see Note 4 to the Consolidated Financial Statements.

   Exchange Rates

     Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. Since December 1989, Argentina has had a freely floating exchange rate for all foreign currency transactions. As a result of inflationary pressures, the Argentine currency has been devalued repeatedly during the last 30 years. From April 1, 1991, when Law No. 23,928 and Decree No. 529/91 (referred to as the Convertibility Law) became effective, until December 23, 2001, when the foreign exchange market in Argentina was closed, the peso was freely convertible into dollars. Pursuant to the Convertibility Law, the Central Bank was required to:

      o maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency; and

      o sell dollars to any person who so requires at a rate of one peso per one U.S. dollar.

     In addition, the Central Bank issued Resolution A2298 on January 12, 1995, which provided that all exchange transactions made with the Central Bank were to be made at a rate of Ps.1.00 per US$1.00.

     On January 6, 2002, the Argentine congress passed Law No.25,561 on "Public Emergency Reform of the Foreign Exchange System" (the "Public Emergency Law"). Among other measures, this law abrogated the one-to-one dollar-peso peg. Since that date, the peso floats freely against the dollar in the Argentine foreign exchange market.

     As of December 31, 2002, the exchange markets were consolidated into a free market for negotiating foreign trade transactions. The exchange rate for that date close at 3.37 pesos for each US$1, selling rate. See "Item 5:
Operating and Financial Review and Prospects--Overview."

     The following table sets forth, for the periods indicated, the high, low, average and period-end rate for the purchase of U.S. dollars, expressed in nominal pesos per dollar.

Year Ended December 31,                                                 High          Low        Avg.(1)      Period End
---------------------------------------------------------------     ----------    ----------   ----------     ----------
1998........................................................           1.0000        1.0000       1.0000        1.0000
1999........................................................           1.0000        1.0000       1.0000        1.0000
2000........................................................           1.0000        1.0000       1.0000        1.0000
2001........................................................           1.0000        1.0000       1.0000        1.0000
2002........................................................           3.9000        1.4000       3.2442        3.3700

Month                                                                  High          Low        Average      Period End
---------------------------------------------------------------     ----------    ----------   ----------     ----------
December 2002...............................................           3.5800        3.3700       3.4955        3.3700
January 2003................................................           3.3500        3.1000       3.2614        3.2100
February 2003...............................................           3.2100        3.1100       3.1640        3.1900
March 2003..................................................           3.2100        2.8800       3.0715        2.9800
April 2003..................................................           2.9600        2.8200       2.8915        2.8200
May 2003....................................................           2.9400        2.7620       2.8385        2.8500
June 2003(2)................................................           2.8500        2.7700       2.8134        2.7700

------------------
(1) Average of month-end rates.

(2) Through June 24, 2003.

Source: Banco Nacion.

     No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

   Dividends

     The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by YPF, expressed in nominal pesos.

                                                                           Pesos Per Share/ADS
                                                    --------------------------------------------------------------------
Year Ended December 31,                                  1Q            2Q           3Q             4Q           Total
-----------------------------------------------     -----------     ----------    ----------   ----------     ----------
1998..........................................           0.22          0.22          0.22         0.22          0.88
1999..........................................           0.22          0.22          0.22         0.22          0.88
2000..........................................           0.22          0.22          0.22         0.22          0.88
2001..........................................           0.22          2.00            --         2.00          4.22
2002..........................................             --            --            --         4.00          4.00
2003..........................................             --            --          5.00           --          5.00


      The Annual Ordinary and Extraordinary Shareholders' Meeting held on April 10, 2002, ratified an annual dividend of Ps.2.00 per share, proposed by the Board of Directors on November 29, 2001. This dividend was paid on December 5, 2001. At the same meeting the shareholders approved a reserve of Ps.1,694 million for future dividends. Under Argentine law, the Board of Directors has the right to declare and pay annual dividends subject to further approval of shareholders at the next shareholders' meeting. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the Company's economic and financial circumstances.

     On November 7, 2002, the Board of Directors approved a dividend of Ps.1,569 million, to be paid out of the reserve for future dividends approved by the Shareholders' Meeting of April 10, 2002. The payment of such dividend was mostly offset against receivables held by Repsol YPF, our majority shareholder, in the amount of Ps.1,532 million. Minority shareholders were paid in cash from freely available funds.

     The Shareholders' Meeting held on April 9, 2003, approved an annual dividend of Ps.5 per share, which was paid on April 22, 2003. In addition, the Shareholders' Meeting also approved a reserve for future dividends of Ps.1,023 million.

Risk Factors

  Negative Economic, Political and Regulatory Developments in Argentina May Adversely Affect Our Domestic Operations

     Economic conditions and government policies. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak towards the end of the 1980s and beginning of the 1990s. The annual inflation rate as measured by the consumer price index was approximately 388% in 1988, 4,924% in 1989 and 1,344% in 1990, and the annual inflation rate as measured by the wholesale price index was approximately 432% in 1988, 5,386% in 1989 and 798% in 1990. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems during this period.

     In 1991, Argentina adopted various measures intended to restructure the economy and curb the inflation, the cornerstone of which was the Convertibility Law. The Convertibility Law pegged the peso to the dollar at a one-to-one exchange rate. The Convertibility Law also required that the Central Bank maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency. Following adoption of the Convertibility Law, and for a period of seven years, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the last quarter of 1998, the Argentine economy started to show signs of stagnation, entering into a recession, causing Argentine's gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001.

     By the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the imposition of exchange controls, the suspension of payment of Argentina's external debt and the abrogation of the peso convertibility (and the consequent depreciation of the peso against the dollar) resulted in a deep negative shock to the Argentine economic system, resulting in contraction of the economic activity (GDP fell 10.9% in 2002), increasing inflation (41% in the year) and high volatility of the exchange rate. The political and economic instability curtailed commercial and financial activities in Argentina and affected the country's access to international financing.

     YPF's business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory developments in Argentina. In particular, the energy sector and YPF have been affected by lower sale volumes, restrictions on transferring money out of Argentina, difficulties in transferring the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the creation of a tax specifically targeted at the export of hydrocarbons.

     Notwithstanding the moderate improvement in the performance of the Argentinean economy during the last 12 months, the energy sector and YPF will continue to be subject to significant economic and political risks.

     The main economic risks we face because of our operations in Argentina are the following:

     o difficulties in transferring the impact of inflation and increasing international prices of crude oil and derived products to domestic prices fixed in pesos;

     o difficulties in increasing domestic natural gas sale prices, which have remained frozen at their pre-crisis level;

     o higher taxes on exports and on domestic sales of fuel aimed at achieving fiscal and monetary stability; and

     o in the case of an eventual rift in the agreement with the IMF, possible increases in the peso-dollar exchange rate and deeper restrictions on financial transactions with foreign entities.

     The uncertainties surrounding the inauguration of a new government create political risks and uncertainties for YPF's operations in Argentina. General elections took place on April 27, 2003, but no candidate obtained the minimum number of votes necessary to win the election. A subsequent run-off between Carlos Menem, who obtained 24.3% of the votes, and Nestor Kirchner, who obtained 22% of the votes, was canceled after Mr. Carlos Menem decided to drop out of the presidential race. Nestor Kirchner took office on May 25, 2003. Roberto Lavagna, the former government's lead negotiator with the IMF, was ratified as Minister of Economy.

     On January 24, 2003, the International Monetary Fund (IMF), through a transitional agreement, granted Argentina a US$6.8 billion loan. This agreement is expected to be replaced by a long-term agreement to be negotiated with Mr. Kirchner's administration. However, no assurance can be given that a long-term agreement will be agreed or that the IMF will grant Argentina other loans. The failure by the new government to successfully continue negotiations with the IMF may completely block Argentina's access to international financing, which may further complicate the economic environment in Argentina and affect the new government's ability to implement reforms required to restore stability, economic growth and public confidence.

     In addition, the difficult social situation and frequent street demonstrations, may affect our normal operations particularly at wells, refineries, distribution terminals, pipelines and at YPF's administrative headquarters.

     The new Argentine government will face a wide array of formidable tasks, such as rebuilding Argentina's banking system, restructuring public debt, establishing a new regulatory framework for privatized utilities, restoring investor confidence and stimulating investment in Argentina, developing a sound medium-term budgetary policy and addressing the fundamental flaws in Argentina's long-term fiscal policies that caused the country's current economic crisis.

     There can be no assurances that Argentina's new government will be able to accomplish these tasks and that the Argentine economy will keep recovering in the foreseeable future, or that the measures announced so far will achieve their intended results, that the political and socio-economic conditions currently prevailing in Argentina will enable the government to develop and implement other measures and policies necessary to achieve the goals of macroeconomic stabilization.

  Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange, Price and Export Controls in Argentina Could Adversely Affect Our Performance and Materially Affect Our Capacity to Service Our Financial Obligations.

     Exchange Rates. The prices that we receive for our crude oil and natural gas are generally set either in U.S. dollars or by reference to U.S. dollars, while costs are incurred in both pesos and dollars, in many cases by reference to international prices. Because our cash inflows and outflows are denominated in more than one currency, any devaluation of the peso against the dollar and other hard currencies, may have a material adverse effect on our business and results of operations. In January 2002, the Congress abandoned the fixed exchange rate mechanism of the Convertibility Law, allowing the peso to float freely against the U.S. dollar. Under this new mechanism, the Central Bank is no longer obligated to maintain foreign currency reserves to back up the amount of outstanding pesos, nor is it obligated to sell or buy U.S. dollars at a certain fixed exchange rate.

     Following a deep depreciation of the peso in the first half of 2002, in recent months the nominal peso-dollar exchange rate declined steadily, as a consequence of the current account surplus. Within the framework of the agreement with the International Monetary Fund, the Central Bank has committed quarterly targets of monetary expansion. Monetary authorities may intervene to avoid further appreciation of the peso, buying dollars in the exchange rate market.

     No prediction of either the direction or the magnitude of future fluctuations in exchange rates can be made. In the event of a reversal of the current Argentine peso appreciation trend, additional depreciation of the peso in relation to foreign currencies could adversely affect the financial condition or results of operations of Argentine companies and the ability of Argentine companies to meet their foreign currency obligations.

     New Taxes. As part of the Government' efforts to reduce fiscal deficit and find new sources of public revenues, new duties were imposed on exports. Since March 2002, oil and gas companies must pay a 20% tax on the proceeds from the export of crude oil and a 5% tax on the proceeds from the export of oil products for a five-year period. Given the need to increase fiscal primary surplus and the difficulties of the government in generating additional revenues, there can be no assurances that the new government will not increase these export taxes or extend their duration. In such an unstable environment, the financial results of YPF's operations in Argentina, as well as YPF's ability to meet its foreign currency obligations may be adversely affected by the changes in the Argentine tax regime.

     Exchange and Capital Controls. From March 1991 to December 2001, the Argentine foreign exchange market was completely free of any restrictions on converting pesos into U.S. dollars. Capital controls were imposed in December 2001 and reinforced in January 2002 after the devaluation of the peso. Restrictions on transfers of funds abroad have been eased in the beginning of 2003, but exporters still have to convert proceeds from their export operations into domestic currency. Based on the Decree 1589/89 of the year 1989, and a new Decree (2703/2002) signed by President Duhalde at the end of 2002, companies in the oil & gas sector are partially exempted from this requirement and allowed to keep abroad up to 70% of their export proceeds. This regulation allows YPF to service its financial and other obligations denominated in U.S. dollars. In July 2002, Argentina's Attorney General issued an opinion which would have effectively required YPF to liquidate 100% of its export receivables in Argentina. On December 5, 2002, the Central Bank stated that it would follow the Attorney General's opinion. YPF filed a lawsuit before a federal court in Argentina requesting confirmation of YPF's right to freely dispose of up to 70% of its export receivables in accordance with the provisions of Decree 1589/89. YPF has obtained an injunction that prohibits the Central Bank and the Ministry of the Economy from interfering with YPF's access to foreign exchange proceeds as stipulated by the original decree, but the injunction has been appealed by the Central Bank and the Ministry of the Economy. If the injunction is lifted or the federal court's decision is overturned, YPF may be required to repatriate all of its foreign-exchange proceeds into Argentina including proceeds received during 2002, which in turn may affect YPF's ability to service its debt and other obligations denominated in U.S. dollars. This may materially and adversely affect our financial condition and results of operations. See "Item 8. Legal Proceedings--YPF."

     Price Controls. Since January 2002, the Company has been raising retail pump prices of gasoline and diesel, a measure justified by the need to reflect in our prices the effects of currency devaluation and rising international prices for crude oil and derivative products. During the second half of 2002, oil companies in Argentina signed an agreement with the government to defer in time the effect of high crude oil prices on pump prices of gasoline and diesel. We cannot guarantee that the new government will not put in place implicit or explicit price controls in an attempt to reduce prices and curb inflation. If YPF's domestic sales are subjected to implicit or explicit price controls, YPF's business and results of operations may be adversely affected.

     Export restrictions. In May 2002, the Government declared the provision of hydrocarbons in Argentina a matter of national emergency. The Decree No. 867 allows the Secretariat of Energy to dispose of the portion of crude oil and LPG production that should be oriented to the domestic market. Although YPF exports a relatively small percentage of its total production, after the enactment of Decree No. 867, YPF is subject to the risk of exports restrictions being imposed on it. In the event the Secretariat of Energy limits exports based on this Decree, YPF's ability to honor its foreign currency obligations may be adversely affected. See "Item 4. Information on the Company--Regulatory Framework and Relationship with Argentine Government."

  The Argentine economy may be negatively affected by developments in other countries

     The Argentine financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the price of the securities of issuers in other countries, including Argentina. For example, political and economic developments in December 1994 and early 1995 in Mexico, in the second half of 1997 in several Asian nations, and the Brazilian Real devaluation in January 1999 had a negative impact on the financial and securities markets in many emerging market countries, including Argentina. There can be no assurances that the Argentine financial and securities markets will not continue to be adversely affected from time to time by events elsewhere, especially in other emerging markets.

  Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures

     Fluctuations in the market price of oil may affect the timing and the amount of our projected capital expenditures related to exploration and development activities, which, in turn, could have a material adverse effect on our ability to replace our reserves in the future. Oil prices in Argentina reflect world market prices. World oil prices have fluctuated widely over the last ten years and are determined by global supply and demand factors over which YPF has no control. In 2002, the average international crude oil price was US$26.07 per barrel, compared to US$25.09 per barrel in 2001.

     Natural gas market prices affect the timing and the amount of our projected capital expenditures related to gas exploration, development and distribution activities, which could have a material adverse effect on our ability to replace our gas reserves and develop our natural gas business. Current natural gas prices, which are set in pesos, are subject to price controls. Therefore, further devaluation of the peso, not accompanied by a corresponding increase in natural gas prices, may result in our delaying capital expenditures related to the natural gas business.

  We May Not Be Able to Replace Our Reserves

     The rate of production from oil and gas properties generally declines as reserves are depleted. Without successful exploration and development activities or reserve acquisitions, our proved reserves will decline as oil and gas are produced from our existing proved developed reserves. We cannot guarantee that our exploration, development and acquisition activities will result in significant additional reserves or that we will continue to be able to drill productive wells at acceptable costs.

  The Oil and Gas Industry is Subject to Particular Operational Risks

     Oil and gas exploration and production activities are subject to particular economic risks, some of which are beyond the control of YPF. They are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of YPF may be curtailed, delayed or canceled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, YPF may suffer substantial losses and disruptions to its operations. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account. These activities are also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities.

     Our operations are subject to the industry-specific operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. The occurrence of these industry-specific operating risks could cause us substantial losses. Such losses may be due to any one of the following occurrences:

     o   injury or loss of life;

     o severe damage to, or destruction of, property, natural resources and equipment;

     o pollution or other environmental damage, clean-up responsibilities, regulatory investigation; and

     o   penalties and suspension of operations.

  YPF's Acquisition of Exploratory Acreage and Crude Oil and Natural Gas Reserves is Subject to Strong Competition

     Oil companies, including YPF, must maintain a certain level of undeveloped oil and natural gas reserves to keep their results from exploration and production activities relatively stable over time. Crude oil and natural gas production blocks are typically auctioned by governmental authorities. YPF faces intense competition in bidding for such production blocks, especially those blocks with the most attractive crude oil and natural gas reserves.

  Governmental Regulations and Political Risks May Interrupt Our Production Activities

     Our foreign petroleum exploration, development and production activities are subject to a variety of regulatory and political risks including:

     o expropriation of property and cancellation or modification of contract rights;

     o   political and economic uncertainties;

     o foreign exchange restrictions and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted; and

     o risks of loss in countries due to civil strife, acts of war, guerilla activities and insurrection.

  We May Incur Significant Costs and Liabilities Related to Environmental and Safety Matters, Including More Stringent Enforcement of Such Laws

     Our operations are subject to a wide range of environmental laws and regulations. In some jurisdictions, local, provincial and national authorities are moving toward more stringent enforcement of applicable laws. Argentina has adopted regulations that require our operations to meet environmental standards comparable in many respects to those in effect in the United States and in countries within the European Union. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for violations. We have conducted studies to determine what is likely to be required to achieve compliance with these standards and are in the process of implementing and planning various abatement and remediation projects. Although we believe that the estimated capital expenditures and our existing reserve for environmental remediation expenses should be sufficient to permit us to comply with environmental regulations, future changes in laws or technology could cause an upward revision of such estimates. Changes in projected expenditures as a result of changes in the management's plans, in the Argentine or the United States laws and regulations, or in the laws and regulations of other countries in which we operate may affect our results of operations in any given year.

     In addition, federal, state and local laws and regulations relating to health and environmental quality in the United States, as well as environmental laws and regulations of other countries in which YPF Holdings Inc. ("YPF Holdings") and YPF International Ltd. ("YPF International") operate, affect nearly all of the operations of both subsidiaries. These laws and regulations set various standards of certain aspects of health and environmental quality, provide for penalties and other liabilities for violations of such standards, and establish remedial obligations in certain circumstances. Particularly strong measures and special provisions may be appropriate or required in environmentally sensitive foreign areas of operations. Many of YPF Holdings' United States operations, conducted through Maxus, are subject to the requirements of the following U.S. environmental laws:

     o   Safe Drinking Water Act;

     o   Clean Water Act;

     o   Clean Air Act;

     o   Resource Conservation and Recovery Act;

     o   Occupational Safety and Health Act;

     o   Comprehensive Environmental Response, Compensation and Liability Act;
         and

     o   various other federal and state laws.

     These laws address a variety of environmental issues, including the limits on the discharge of waste associated with oil and gas operations, investigation and clean-up of hazardous substances, workplace safety and health, natural resource damages claims, and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties for noncompliance.

     Some risk of environmental and other damage is inherent in certain of our operations and we cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. More stringent laws and/or more vigorous enforcement policies in the future or the development of additional information may require us to spend additional funds in order to remain compliant with the applicable laws. Such additional expenditures could be material to our results of operations.

     We may also have liabilities relating to our former operations. In particular, Maxus, an indirectly wholly-owned subsidiary of YPF Holdings, has indemnified Occidental Petroleum for certain environmental liabilities associated with the former operations of Diamond Shamrock Chemicals Company. Tierra Solution Inc., also an indirectly wholly-owned subsidiary of YPF Holdings, has assumed responsibility for most of these liabilities. Maxus and Tierra Solution Inc. have taken reserves of US$78 million relating to those liabilities based on current knowledge, including the information with respect to the number and type of claims made to date and the current state of technical and factual information about the environmental issues. It is possible that additional claims will be made, however, and additional information is likely to be developed over time about new or existing claims. As a result, Maxus and Tierra Solutions Inc. may have to incur costs that may be material, in addition to the reserves already taken.

ITEM 4.  Information on the Company

History and Development of YPF

  Overview

     YPF Sociedad Anonima was created on June 2, 1977, under the laws of the Republic of Argentina as a governmental entity pursuant to Decree No. 2778/90. On January 1, 1991, it became a stock corporation. YPF's term of duration expires on June 15, 2093. The address of YPF is Avenida Pte. R. Saenz Pena 777, Buenos Aires CP.C. 1035 AAC., Argentina and its telephone number is (54-11) 4329-2000.

     YPF, Argentina's largest company, is an integrated oil and gas company engaged in the exploration, development and production of oil and gas ("upstream"), the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas ("downstream") and natural gas and electricity-generation activities.

     As of December 31, 2002, Repsol YPF, which holds 99.04% of YPF shares, controls YPF. Repsol YPF is a stock corporation (sociedad anonima) duly organized and existing under the laws of the Kingdom of Spain.

     Repsol YPF's principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas ("LPG") and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

     YPF has proved reserves, as estimated at January 1, 2003, of approximately 1,387 mmbbl of crude oil, condensate and natural gas liquids and 8,974 Bcf of natural gas. These reserves are located in Argentina, Indonesia and the United States. Most of the Indonesian reserves, representing 173 million barrels of crude oil and 371 Bcf of natural gas, were sold effective as of January 2002. YPF had net sales of Ps.19,599 in 2002, of which 85% represented sales within or from Argentina.

     In Argentina, YPF produced 160 million barrels of crude oil, condensate and natural gas liquids (438 mbpd) in 2002, representing approximately 58% of the total estimated crude oil production in Argentina. YPF's natural gas production in Argentina reached 540 Bcf in 2002, and natural gas sales accounted for approximately 49% of the total estimated domestic and export sales of Argentine natural gas. YPF's domestic refining operations are conducted at three refineries with combined annual refining capacity of approximately 116.6 million barrels, representing approximately 51% of the total refining capacity in Argentina. YPF's retail distribution network for automotive petroleum products is comprised of approximately 1,908 YPF-branded service stations, representing approximately 29% of all service stations in Argentina.

     YPF's international operations are conducted through its subsidiaries, YPF International and YPF Holdings. At December 31, 2002, YPF International had mineral rights in exploratory blocks with a net surface area of 243 km2, and a production block with a net surface area of 2 km2. YPF Holdings conduct operations and activities related to exploration and production, downstream activities (through Global Companies LLC) and chemical environmental responsibilities in United States.

     See Note 18 (c) to the Consolidated Financial Statements and Exhibit 8 for a complete list of companies that comprise the group.

     Below is an organizational chart of YPF's main subsidiaries as of the date of this annual report, including their country of incorporation, and YPF's ownership interest in those subsidiaries.



                                                     ----------------------
                                                          YPF, S.A.
                                                         (Argentina)
                                                     ----------------------
                                                                |
                    ------------------------------------------- |-----------------------------------------------
                    |                     |                     |                     |                        |
                    |                     |                     |                     |                        |
    99.91%          |         50%         |          45%        |          38%        |       42.86%           |         100%
----------------    |   ----------------  |   ----------------  |   ----------------  |   ----------------     |  ------------------
 A-EVANGELISTA      |    PROFERTIL, S.A.  |     PLUSPETROL      |     COMPANIA MEGA   |    Inversora DOCK      |     YPF HOLDINGS
     S.A.        ------  (Argentina)      ---   ENERGY, S.A.    ---        S.A.       ----    SUD, S.A.        ---      (USA)
 (Argentina)        |                     |      (Argentina)    |      (Argentina)    |     (Argentina)        |
----------------    |   ----------------  |   ----------------  |   ----------------  |   ----------------     |  ------------------
                    |                     |                     |                     |    |                   |
                    |                     |                     |                     |    |                   |
                    |                     |                     |                     |    |                   |
     50%            |        50%          |        50.50%       |         10%         |    |         69.83%    |         100%
----------------    |   ----------------  |   ----------------  |   ----------------  |    |  ---------------  |  ------------------
 REFINOR, S.A.      |    PETROKEN, S.A.   |    POLIGAS LUJAN    |      GASODUCTO      |    |_  Central DOCK    |   YPF International
  (Argentina)    ------   (Argentina)     ---       SACI        ---  PACIFICO, S.A.   |          SUD, S.A.     ---      S.A.
                    |                     |     (Argentina)          (Argentina)      | 9.98%  (Argentina)            (Bolivia)
----------------    |   ----------------  |   ----------------      ----------------  ------  ----------------    ------------------
                    |                     |
                    |                     |
                    |                     |
      99%           |       30%           |      45.33%
----------------    |   ----------------  |   ----------------
    OPESSA          |   OILTAKING Ebyten  |    GAS ARGENTINO
 (Argentina)     ------   (Argentina)     ---      S.A.
                    |                           (Argentina)
----------------    |   ----------------      ----------------
                    |                         |
                    |                         |
     33.15%         |         18%             |
----------------    |   ----------------      |          70%
  TERMAP, S.A.      |      OLEODUCTO          |   ----------------
  (Argentina)    ------ TRASANDINO, S.A.      |     METROGAS, S.A.
                    |     (Argentina)         ----   (Argentina)
----------------    |   ----------------
                    |                             ----------------
                    |
      37%           |         28%
----------------    |   ----------------
 OLDEVAL, S.A.    -----  PBB POLISUR, S.A.
  (Argentina)             (Argentina)
----------------        ----------------

  Deregulation, Privatization and Recent Developments

     From the 1920's to 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the federal government of Argentina. During this period, YPF and its predecessors were owned by the state and controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina's state-owned companies, including YPF. Following the enactment of these laws, a series of presidential decrees (referred to as the Oil Deregulation Decrees) were promulgated eliminating restrictions on imports and exports of crude oil (subject to approval of the Energy Secretary in the case of exports) and deregulating the domestic oil industry, including deregulation of the prices of oil and petroleum products and the lifting of restrictions on the establishment of service stations.

     In addition, in order to reduce the percentage of Argentina's oil and gas production controlled by YPF and to permit the development of competition in the Argentine oil and gas industry, the Oil Deregulation Decrees required YPF to sell majority interests in the production rights with respect to certain major producing areas, as well as certain other production and exploration rights, to private companies that now compete with YPF. These sales substantially reduced the percentage of Argentina's overall oil production and reserves controlled by YPF. As a result of these and other transactions, YPF's proved reserves were reduced by approximately 1.8 billion BOE (representing an amount equal to 45% of YPF's total proved reserves as of January 1, 1991).

     YPF's restructuring plan called for an internal management and operational restructuring and a cost reduction program, including a substantial reduction in the number of employees. The number of YPF employees was reduced from over 51,000 (including approximately 15,000 personnel under contract) as of December 31, 1990, to fewer than 10,000 by 1993. In connection with its restructuring plan, YPF also reorganized its operations, beginning in 1992, into Upstream (for exploration and production activities) and Downstream (for refining and marketing operations). The separation of these functions permitted management, for the first time in YPF's history, to evaluate its Upstream and Downstream activities based on their respective results of operations and contributions to earnings. The Upstream and Downstream activities are now accounted for in the Exploration and Production business unit and the Refining and Marketing business unit, respectively.

     In November 1992, Law No. 24,145 (referred to as the Privatization Law), which established the procedures by which YPF was to be privatized, was enacted. In accordance with the Privatization Law, in July 1993 YPF completed a worldwide offering of 160 million Class D Shares that previously had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred capital stock of YPF to five oil and gas producing provinces of Argentina and made an offer to holders of Argentina's pension bonds and certain other claims to exchange capital stock of YPF for such bonds and other claims. In addition, approximately ten percent of YPF's outstanding capital stock was set aside for offer to the employees of YPF upon terms and conditions established by the Argentine government in accordance with Argentine law. As a result of these transactions, the Argentine government's ownership percentage of YPF's capital stock was reduced from 100% to approximately 20%.

     In July 1997, the shares set aside for the benefit of YPF's employees in conjunction with the privatization, excluding approximately 1.5 million shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of YPF's outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan.

     In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF's shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Share at a price of US$44.78 per share (the "Offer"). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF's shares for the 2.16% YPF's Class B, C and D Shares held by minority shareholders. As of December 31, 2002, Repsol YPF controls YPF through a 99.04% shareholding.

     As part of Repsol YPF's divestment plan, YPF's Board of Directors approved during 2000, 2001 and 2002, the following transactions, regarding YPF's assets and related companies:

     o On February 2, 2000, the Board of Directors approved undertaking efforts to divest the investments held by YPF International in Indonesia. Consequently, YPF International recognized a loss of Ps.550 million in 2001, Ps.426 million in 2000 and Ps.382 million in 1999, from the valuation of those investments at their estimated realizable value, as of those dates.

     o On February 29, 2000, the Board of Directors approved the merger of YPF with Maleic, S.A. effective as of January 1, 2000, which was ratified by the Shareholders' Meeting held on April 27, 2000.

     o On May 9, 2000, the Board of Directors approved the divestiture of investments held by YPF in Ecuador and by YPF International in Ecuador and Colombia to affiliated companies, at fair market values. As of December 31, 2000, YPF International transferred its investments in Colombia, to Repsol Exploracion Colombia S.A., for an amount of approximately US$6 million, recording a net income of Ps.4 million. In January 2001, YPF and YPF International sold their investments held in Ecuador to Repsol YPF Ecuador for an amount of US$6 million and US$307 million, recording a net loss of approximately Ps.2 million and Ps.2 million, respectively.

     o On August 2, 2000, the Board of Directors approved the divestiture of its interest in Global Companies LLC and its affiliates, Montello Group LLC and Chelsea Sandwich LLC, through YPF International. As of the date of this annual report, YPF has not disposed of its investment in Global.

     o YPF, through YPF Chile S.A., entered into an agreement to acquire 45% of the capital stock of Lipigas Group, leader in the Chilean market with sales of approximately 400,000 tonnes of LPG per year, for US$170 million, with a non-expiring option to acquire an additional 10% in 2004. If YPF exercises its option to acquire a further 10% interest, the sellers will have a three-year put option to sell the remaining 45%. The shareholders' agreement signed with the other partners in the acquisition, provides for a shared operating control of the company.

     o On December 27, 2000, YPF's Extraordinary Shareholders' Meeting approved the merger of both Astra C.A.P.S.A. ("Astra") and Repsol Argentina S.A. with YPF, all controlled companies of Repsol YPF. The merger became effective on January 1, 2001. Upon completion of the merger, the assets and liabilities of Astra and Repsol Argentina were transferred to YPF at book value, and YPF increased its capital stock by the amount of Argentine Ps.403,127,930, represented by 40,312,793 new Class D Shares, each with a par value of Argentine Ps.10 and one vote per share. As a result of such increase, the capital stock of YPF amounts to Ps.3,933,127,930, represented by 393,312,793 Class D Shares, each with a par value of Argentine Ps.10 and one vote per share. As of December 31, 2000, Astra and Repsol Argentina together had current assets of Ps.174 million, noncurrent assets of Ps.1,917 million, current liabilities of Ps.904 million and noncurrent liabilities of Ps.167 million. After giving effect to the merger, Repsol YPF owns 99.04% of YPF.

     o On January 2001, YPF sold its interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for approximately US$140 million recording a net gain of approximately Ps.37 million.

     o On February 7, 2001, YPF sold its 36% interest in Oleoducto Trasandino (Argentina) S.A., A & C Pipeline Holding Company and Oleoducto Trasandino (Chile) S.A. for approximately US$66 million recording a net gain of Ps.41 million.

     o On February 15, 2001, YPF entered into an agreement with Pecom Energia S.A. ("Pecom") under which Pecom transferred to YPF its 20.25% stake in Empresa Petrolera Andina S.A. ("Andina") and its 50% stake in the oil fields of Manantiales Behr and Restinga Ali, in the Golfo de San Jorge basin, Argentina. In exchange, YPF transferred to Pecom its stake in the Santa Cruz I (30%) and Santa Cruz II (62.2%) oil and gas fields located in southern Argentina, as well as other minor assets. In addition, YPF acquired from Pluspetrol Resources its 9.5% stake in Andina. The total value of assets involved in this agreement was US$435 million. As a consequence of these transactions, YPF's indirect interest in Andina increased to 50%. The net gain recorded for this transaction was Ps.209 million.

     o On February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into RepsolYPF Gas S.A., effective as of January 1, 2001, resulting in YPF holding 85% of the capital stock of RepsolYPF Gas S.A. In December 2001, the Company sold its interest in RepsolYPF Gas S.A. to Repsol Butano S.A., at fair market value, for US$118 million, recording a net loss of Ps.48 million.

     o On April 2001, YPF sold its interest in EASA, the controlling company of Edenor S.A., to EDF International, for an amount of US$195 million. As of December 31, 2000, EASA was an Astra subsidiary and the book value of this investment was approximately Ps.64 million.

     o On May 9, 2001, the Board of Directors approved initiating the process to divest YPF's investments in Venezuela to related companies of Repsol YPF. In July 2001, YPF International Ltd. sold, at fair market value, its 100% interest in Repsol YPF Venezuela S.A. and in Astra Produccion Petrolera S.A. to Repsol Exploracion S.A. and Repsol Exploracion Venezuela B.V. for US$26 million and US$3 million, respectively. Additionally, in September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploracion Venezuela B.V., at fair market value, for a total amount of US$47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of Ps.170 million.

     o On June 20, 2001, in connection with an assert swap agreement between Repsol YPF and Petrobras, YPF's Board of Directors approved the sale of YPF's interest in Eg3, Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF. In December 2001, YPF sold these investments to Repsol YPF, at fair market value, for approximately US$559 million, recording a net loss of Ps.59 million.

     o In August 2001, YPF sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$11 million, recording a net loss of Ps.9 million.

     o In January 2002, YPF International Ltd. sold its most important investments in Indonesia to Cnooc Southeast Asia Limited for approximately US$174 million, recording a gain of Ps.114 million.

     o In March 2002, the Board of Directors approved the transfer of YPF's interest in Repsol YPF Chile Ltda., subject to certain conditions, and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$45 million, recording a net loss of Ps.24 million. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$104 million, recording a net loss of Ps.4 million.

     o In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (a company spun off from YPF International Ltd.) to Repsol YPF for US$883 million, recording a gain of Ps.601 million. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

Business Overview

     YPF organizes its business along the following areas of activities:

     o   Upstream:

         -  Exploration and Production;

     o   Downstream:

         -  Refining and Marketing;



         -  Chemicals.

     o   Natural Gas and Electricity.

     Corporate and others include other activities such as corporate administration costs, assets, construction activities and the operation of Tierra Solutions Inc..

     The following table sets forth net sales and operating income for each of YPF's lines of business for the years ended December 31, 2002, 2001 and 2000.

                                                                           For the Year Ended December 31,
                                                                     ----------------------------------------------
                                                                        2002               2001             2000
                                                                    -----------        -----------      -----------
                                                                               (in millions of pesos)

Net Sales(1)
Exploration and Production(2)
   To unrelated parties...................................             1,435              3,186              3,644
   To related parties.....................................               251              2,496              2,305
   Intersegment sales and fees(3).........................            11,239              4,952              5,932
                              --                                      ------              -----              -----
      Total Exploration and Production....................            12,925             10,634             11,881
                                                                      ======             ======             ======
Refining and Marketing(4)
   To unrelated parties...................................            14,232             10,518             11,758
   To related parties.....................................             1,941                537                624
   Intersegment sales and fees............................               772                748                748
                                                                      ------              -----              -----
      Total Refining and Marketing(5).....................            16,945             11,803             13,130
                                                                      ======             ======             ======
Chemical
   To unrelated parties...................................             1,208                635                596
   Intersegment sales and fees............................               364                388                454
                                                                      ------              -----              -----
      Total Chemical......................................             1,572              1,023              1,050
                                                                      ======             ======             ======
Natural Gas and Electricity(6)
   To unrelated parties...................................               238                148                 22
   To related parties.....................................                90                 72                 --
   Intersegment sales and fees............................                16                 24                 15
                                                                      ------              -----              -----
      Total Natural Gas and Electricity...................               344                244                 37
                                                                      ======             ======             ======
Corporate and other
   To unrelated parties...................................               204                 85                 --
   To related parties.....................................                --                133                 --
   Intersegment sales and fees............................               256                 --                 --
                                                                      ------              -----              -----
      Total Corporate and others..........................               460                218                 --
                                                                      ======             ======             ======
Less intersegment sales and fees..........................           (12,647)            (6,112)            (7,201)
                                                                      ======             ======             ======
Total net sales(7)........................................            19,599             17,810             18,897
                                                                      ======             ======             ======
Operating Income (loss)
   Exploration and Production.............................             6,712              4,535              6,168
   Refining and Marketing.................................               (46)               402                151
   Chemical...............................................               337                 --                  7
   Natural Gas and Electricity(6).........................               136                 61                 24
   Corporate and other....................................              (298)              (297)              (301)
   Consolidation adjustments..............................               (21)               109                 --
                                                                      ------              -----              -----
      Total operating income..............................             6,820              4,810              6,049
                                                                      ======             ======             ======

------------------
(1) Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalties with respect to YPF's production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (h) to the Consolidated Financial Statements.

(2) Includes exploration and production operations in Argentina, Indonesia, Bolivia and in Ecuador, Brazil and Venezuela up to the sale of YPF's interest in such countries. YPF's interests in the results of operations of Andina Corporation were reflected in the income statement of the Consolidated Financial Statements as income on long-term investments up to the acquisition of the additional interest of Andina. In July 2002 YPF sold its interest in Andina. See Note 12 to the Consolidated Financial Statements. Investments in Bitech Corporation are reflected under the cost accounting method up to the sale of YPF's interest in such company in 2001. Therefore, such results are not included in the information presented herein with respect to the properties and operations of Exploration and Production. See "--Exploration and Production," "--Exploration and Development Activities" and "--Exploration and Development Properties and Production" below.

(3) Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect Argentine market prices.

(4)  Includes LPG activities.

(5) Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments as of December 31, 2001 and 2000 would have been approximately Ps.14,073 million and (Ps.8,382 million), and Ps.15,810 million and (Ps.9,881 million), respectively.

(6) This segment's principal activity is the natural gas marketing services and, since the completion of Mega Project, the separation of liquid petroleum products from natural gas. Sales represented mainly management fees on Exploration and Production natural gas sales and Mega's sales.

(7) Net sales include export sales of Ps.8,394 million, Ps 5,381 million, and Ps.5,019 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Exploration and Production

   Reserves

     The following table sets forth YPF's estimated proved reserves and proved developed reserves of crude oil and natural gas as of January 1, 2000, 2001, 2002 and 2003, respectively. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission.

                                                                          Crude Oil(1)        Gas        Combined(2)
                                                                          ------------   ------------    -----------
                                                                          (millions of                     (BOE in
                                                                            barrels)         (Bcf)        millions)
Reserves at January 1, 2000.........................................          1,449          11,150          3,435
   Revisions of previous estimates..................................            222          (1,065)            32
   Extensions, discoveries and improved recovery....................            144             849            296
   Purchases of reserves in place...................................             24               1             25
   Sales of reserves in place.......................................            (13)           (228)           (54)
   Production for the year..........................................           (164)           (619)          (275)
                                                                          ------------   ------------    -----------
Reserves at January 1, 2001.........................................          1,662          10,088          3,459
   Revisions of previous estimates..................................             56             570            158
   Extensions, discoveries and improved recovery....................             96             551            194
   Purchases of reserves in place...................................            195             693            318
   Sales of reserves in place.......................................           (162)         (1,164)          (369)
   Production for the year..........................................           (182)           (559)          (282)
                                                                          ------------   ------------    -----------
Reserves at January 1, 2002.........................................          1,665          10,179          3,478
   Revisions of previous estimates..................................             11            (120)           (11)
   Extensions, discoveries and improved recovery....................             63              15             66
   Purchases of reserves in place...................................             --              --             --
   Sales of reserves in place.......................................           (192)           (558)          (291)
   Production for the year..........................................           (160)           (542)          (257)
                                                                          ------------   ------------    -----------
Reserves at January 1, 2003.........................................          1,387           8,974          2,985
Proved Developed Reserves
At January 1, 2000..................................................          1,119           8,734          2,674
At January 1, 2001..................................................          1,261           7,267          2,555
At January 1, 2002..................................................          1,343           7,512          2,681
At January 1, 2003..................................................          1,136           6,801          2,347

------------------
(1)  Includes crude oil, condensate and natural gas liquids.

(2) Volumes of natural gas in the table above and elsewhere in this annual report have been converted to BOE at 5.615 mcf per barrel.

   Reserves by Basin

     The following table sets forth by basin YPF's crude oil and natural gas proved developed and undeveloped reserves and proved developed reserves as of December 31, 2002.

                                                                          Crude Oil(1)        Gas        Combined(2)
                                                                          ------------   ------------    -----------
                                                                          (millions of                     (BOE in
                                                                            barrels)         (Bcf)        millions)
Proved Developed and Undeveloped Reserves
   Neuquen................................................................      844           6,937         2,079
   Golfo de San Jorge.....................................................      333             289           384
   Cuyana(3)..............................................................      150              14           152
   Noroeste...............................................................       40           1,212           256
   Austral................................................................       14             467            98
                                                                              -----           -----         -----
      Total Argentina.....................................................    1,381           8,919         2,969
                                                                              =====           =====         =====
   Indonesia..............................................................        6              50            15
   United States..........................................................       --               5             1
                                                                              -----           -----         -----
      Total...............................................................    1,387           8,974         2,985
                                                                              =====           =====         =====
Proved Developed Reserves
   Neuquen................................................................      707           5,107         1,616
   Golfo de San Jorge.....................................................      242             208           279
   Cuyana(3)..............................................................      140              13           142
   Noroeste...............................................................       37           1,055           225
   Austral................................................................       10             410            83
                                                                              -----           -----         -----
      Total Argentina.....................................................    1,135           6,793         2,345
                                                                              =====           =====         =====
   Indonesia..............................................................       --               3             1
   United States..........................................................       --               5             1
                                                                              -----           -----         -----
      Total...............................................................    1,136           6,801         2,347
                                                                              =====           =====         =====

------------------
(1)  Includes crude oil, condensate and nature gas liquids.

(2) Volumes of natural gas in the table above and elsewhere in this annual report have been converted to BOE at 5.615 mcf per barrel.

(3) Reserves attributable to the Malargue area, located at the northern tip of the Neuquen Basin, in the year 2000 is included in the reserves shown for the Cuyana Basin.

     The reserve estimates included in this annual report were subjected to economic tests specified by Statement of Financial Accounting Standards No. 69 to determine economic limits. Reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Royalties with respect to YPF's production in Argentina are accounted for as operating costs in such economic tests. For a description of the manner in which royalties are calculated, see Note 2(h) to the Consolidated Financial Statements.

     Estimates of reserves were prepared by YPF using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The method or combination of methods used in the analysis of each reservoir was chosen based on experience in the area, stage of development, quality and completeness of basic data, and production history.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of YPF. The reserve data set forth in this annual report only represents estimates of YPF's proved oil and gas reserves. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot otherwise be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, such estimates are inherently imprecise, and estimates of different engineers often vary. In addition, the estimates of future net cash flows from proved reserves and the present value thereof are based upon various assumptions about future production levels, prices and costs that may prove incorrect over time. Any significant variance in the assumptions could result in the actual quantity of YPF's reserves and future net cash flows there from being materially different from the estimates set forth in this annual report. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered. The significance of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based.

Exploration and Development Activities

   Domestic Activities

     The following table shows the number of wells drilled by YPF in Argentina, or in which YPF participated, and the results obtained, for the periods indicated.


                                                                                   For the Year Ended December 31,
                                                                                  ---------------------------------
                                                                                   2002          2001          2000
                                                                                  ------       ------        ------
Gross wells drilled(1)
   Exploratory
      Oil.................................................................             9            7             8
      Gas.................................................................             1            4             5
      Dry.................................................................            16           25            24
                                                                                  ------       ------        ------
        Total.............................................................            26           36            37
                                                                                  ======       ======        ======
   Development............................................................
      Oil.................................................................           603          770           386
      Gas.................................................................            16           32            41
      Dry.................................................................            39           52            36
                                                                                  ------       ------        ------
        Total.............................................................           658          854           463
                                                                                  ======       ======        ======
Net wells drilled(1)
   Exploratory
      Oil.................................................................             9            5             6
      Gas.................................................................             0            3             4
      Dry.................................................................            15           23            19
                                                                                  ------       ------        ------
        Total.............................................................            24           31            29
                                                                                  ======       ======        ======
   Development
      Oil.................................................................           543          654           276
      Gas.................................................................            13           27            31
      Dry.................................................................            39           49            29
                                                                                  ------       ------        ------
        Total.............................................................           595          730           336
                                                                                  ======       ======        ======

------------------
(1) "Gross" wells means all wells in which YPF has an interest. "Net" wells means gross wells after deducting interests of others.

     Average lifting cost in 2002 was US$1.46 per barrel of oil equivalent, lower than average lifting cost of US$2.27 per barrel of oil equivalent in 2001, and lower than lifting cost of US$2.19/boe during 2000.

     Three-dimensional seismic is being used in several basins to increase the exploratory success, improve the quality of the exploratory prospects and optimize the positioning of the wells. Additionally, YPF applies three-dimensional seismic to improve the knowledge of the geometry of the formations and optimize the development of the fields currently in production.

     In 2002, due to the drilling of exploratory wells, revisions to previous estimates, extensions and improved recovery, YPF in Argentina has replaced approximately 45% of the production of oil.

     As of December 31, 2002, YPF held 19.8 million gross acres (15.3 million net acres) of basin area in Argentina available for exploration.

     Exploration activity within the five principal producing hydrocarbon basins averages less than one exploratory well per 30,000 acres. This exploration density varies significantly by basin: in Neuquen, Cuyana and Golfo de San Jorge, approximately one well per 20,000 acres; in Austral, one well per 35,000 acres; and in Noroeste, one well per 100,000 acres.

     During 2002, a total of 26 exploratory wells were finished, 10 of which found hydrocarbons. During 2002, Repsol YPF made discoveries in Argentina in the Canadon Amarillo block with the Rincon Blanco x-1 exploratory well located in the Neuquen basin. More discoveries were made in the Neuquen basin with the Rincon Chico xp-101 and Cerro Negro x-1 exploratory wells, and in the San Jorge Gulf basin with the Grimbeek x-610 well in the Manatiales Behr area and with the Western Estancia Sarai x-1 well in the Los Perales-Las Mesetas area.

     In December 2000, Construction of Project Mega was completed. The main objective of this project is to separate liquid petroleum products from natural gas produced mainly at Loma La Lata, for its transport to the petrochemical complex of Bahia Blanca, located on Argentina's Atlantic coast. With Project Mega, Repsol YPF increased its liquids production in Loma La Lata by an average of 42,400 barrels of liquids per day. The drilling activities necessary to respond to seasonal peaks in gas consumption during winter continue at Loma La Lata.

     In the vicinity of El Porton-Buta Ranquil, in the Neuquen basin, YPF is completing the construction of an LPG plant (which is expected to start operations in the second half of 2003) and drilling high gas-oil ratio wells. The project aims to remove gas liquids, LPG and gasoline from the associated gas from the El Porton and Chihuido de La Salina gas fields through an LPG plant, with subsequent reinjection of dry gas back into the fields to reduce pressure drops, thereby maintaining liquid recovery rates. Over the life of the project, LPG, crude oil, condensates and gasoline from high gas-oil ratio wells represent reserves of 40 million barrels of oil equivalent per day.

     The development of the Canada Dura oil field, discovered in 2000, is being completed. In 2002, 33 wells were drilled in this oil field and seven more are expected to be drilled in 2003. This oil field reached a production of 12,425 oil barrels per day in 2002.

     At the Rincon de los Sauces field, works are being undertaken to mitigate the oil field's decline observed half way through 1999, including an increase of exploration and additional infill drilling, as well as an increase in capacity for water treatment and injection.

     In the San Jorge Gulf basin numerous projects of secondary recovery using water injection have been undertaken, with very positive results. Development of the drilling projects for 2002 continued, among which is the project Drill 600. Development of the Magallanes discoveries in the Austral basin have continued with the objective of beginning production of the east flank of Block CAM 2A Sur in 2003.

     In 2002, Repsol YPF was awarded the oil exploration areas of Bandurria in the Neuquen basin and GAN-GAN and CGSJ-V in the Canadon Asfalto block.

Exploration and Development Properties and Production

   Domestic Properties and Production

     Argentina is the third largest hydrocarbon producing nation in Latin America, after Mexico and Venezuela, and the fourth largest in reserves after those countries and Brazil. Oil has historically accounted for the majority of the country's hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. There are 24 known sedimentary basins in the country. Eleven of these are located entirely onshore, six are combined onshore/offshore and seven are entirely offshore. Total onshore acreage comprises 358 million acres, and total offshore acreage includes 98 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the 456 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquen, Cuyana and Golfo de San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and Noroeste in northern Argentina. The Neuquen and Golfo de San Jorge basins are the most significant basins for YPF's activities in Argentina. As of December 31, 2002, YPF had an interest in 21.4 million net acres onshore and offshore (within the 200-meter depth line), of which 6.1 million net acres were under production concessions and 15.3 million net acres were under exploration permits.

     The following table shows YPF's gross and net interests in productive oil and gas wells and exploration permits and production concessions in Argentina by basin, as of December 31, 2002.


                                                      Wells                                   Acreage
                                     --------------------------------------------------------------------------------
                                                                                  Production           Exploration
                                               Oil                  Gas          Concessions(1)         Permits(1)
                                     --------------------------------------------------------------------------------
                                      Gross (2)   Net (2)   Gross (2)  Net (2)  Gross (2)  Net(2)   Gross (2)  Net (2)
                                     ---------- --------- ----------- -------- ---------- -------- ---------- -------
                                                                                        (thousands of acres)
Onshore
Neuquen.........................       2,284     2,009       319        225     3,410     2,770      2,418     1,670
Golfo de San Jorge..............       5,630     4,986        38         38     2,472     2,347      5,118     2,654
Cuyana(3).......................       1,041       997         3          3       418       368         66        46
Noroeste........................          41        12        49         16     1,353       375        138       138
Austral.........................          91        27        57         17       602       181         --        --
Offshore........................          19        10        --         --       103        57     12,105    10,750

------------------
(1) Production concessions are granted after commercially exploitable quantities of oil or gas are discovered, are based upon estimated field size as determined by geological and geophysical techniques and are subject to adjustment based upon new information concerning the reservoir. Accordingly, not all acreage covered by production concessions is in fact producing. Acreage held under exploration permits is unproved and non-producing.

(2) "Gross" wells and acreage include all wells and acreage in which YPF has an interest. "Net" wells and acreage equals gross wells and acreage after deducting interests of others.

(3) Acreage and wells attributable to the Malargue area, located at the northern tip of the Neuquen Basin, are included in the acreage and wells shown for the Cuyana Basin.

     Approximately 85% percent of YPF's proved crude oil reserves in Argentina are concentrated in the Neuquen (60%) and Golfo de San Jorge (25%) basins, and 97% of YPF's proved gas reserves in Argentina are concentrated in the Neuquen (74%), Noroeste (18%) and Austral (5%) basins.

     As of December 31, 2002, YPF held 115 production concessions and exploration permits in Argentina. YPF directly operates 79 of them, including 56 production concessions and 23 exploration permits.

     As of December 31, 2002, YPF held 31 exploration permits in Argentina, 21 of which are onshore exploration permits and 10 of which are offshore exploration permits. YPF has 100% ownership of 11 onshore permits, and its participating interests in the rest vary between 30% and 70%. YPF's interests in the riskier offshore permits vary between 38% and 90%.

     As of December 31, 2002, YPF had 84 production concessions. YPF has a 100% ownership interest in 53 productions concessions and its participating interests in the remaining 31 production concessions vary between 12.2% and 61.5%.

   Production

     The following table shows YPF's historical average net daily crude oil, condensate, natural gas liquids and natural gas production in Argentina by basin and average sales prices and production costs for total production for the periods indicated, as well as total average daily crude oil and natural gas production.


                                                                                   For the Year Ended December 31,
                                                                                  ---------------------------------
                                                                                    2002         2001       2000
                                                                                  ---------   ----------  ---------
                                                                                   (thousands of barrels per day)
Crude oil production(1)(5)
   Neuquen................................................................            257          269           227
   Golfo de San Jorge.....................................................            120          116           105
   Cuyana(2)..............................................................             41           37            32
   Noroeste...............................................................             10           10             6
   Austral................................................................              8            9            15
                                                                                 --------    ---------      --------
      Total oil production................................................            436          442           385
                                                                                 ========    =========      ========
                                                                                  (millions of cubic feet per day)
Natural gas production(1)
   Neuquen................................................................          1,101        1,093         1,227
   Golfo de San Jorge.....................................................            118          109           110
   Cuyana(2)..............................................................              3            3            10
   Noroeste...............................................................            179          186           119
   Austral................................................................             78           70           140
                                                                                 --------    ---------      --------
      Total gas production................................................          1,480        1,462         1,606
                                                                                 ========    =========      ========
Average sales price
   Oil (US$per barrel)(3).................................................          20.90        22.41         27.23
   Gas (US$per mcf).......................................................           0.69         1.45          1.37
Average lifting cost (US$per BOE)(4)......................................           1.46         2.27          2.19

------------------
(1) Crude oil and gas production amounts are stated before making any deductions with respect to royalties. Royalties are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(h) to the Consolidated Financial Statements.

(2) Production attributable to the Malargue area, located at the northern tip of the Neuquen Basin, in the year 2000 is included in the production reflected for the Cuyana Basin.

(3) The average sales price per barrel of oil represents the transfer price established by YPF, which reflects the Argentine market price.

(4) Includes the cost of crude oil under certain contracts at prices above YPF's own production costs.

(5)  Includes crude oil, condensate and natural gas liquids

     As compared to 2001, crude oil, condensate and natural gas liquids production decreased by 1% in 2002. Natural gas market conditions resulted in a 1% increase in natural gas production, as compared to 2001. In 2002, crude oil and natural gas production on a BOE basis decreased approximately by 0.4%, as compared to 2001.

     The crude oil produced by YPF in Argentina varies by geographic area. Almost all crude oil produced by YPF in Argentina has very low or no sulfur content. Most of the natural gas produced by YPF is of pipeline quality. All of the gas fields produce commercial quantities of condensate, and substantially all of the oil fields produce associated gas.

     Natural gas production in Argentina is subject to both demand and pipeline capacity constraints. Although the demand for natural gas grew significantly during the 1980s and 1990s, the current supply of deliverable natural gas in Argentina exceeds the demand for natural gas. This trend is expected to continue in the foreseeable future.

   International Properties and Production

      YPF's, YPF International's and YPF Holdings' foreign operations are subject to numerous risks. See "Item 3: Key Information--Risk Factors."

     Indonesia

     As of December 31, 2002, YPF International had mineral rights in exploratory blocks with a net surface area of 243 km2, and a production block with a net surface area of 2 km2.

     Total net petroleum production in 2002 in Indonesia was 0.2 million barrels of oil equivalent (an average of 514 barrels of oil equivalent per day). Crude oil production was 0.02 million barrels, including condensate and liquids, and
1.0 billion cubic feet of natural gas. Net proved reserves at December 31, 2002 were 14.8 million barrels of oil equivalent. During 2002, no exploratory wells were drilled.

     A discovery of gas and condensates was made at the end of 2001 in the Sungei Kenawang field, which adds to the reserves discovered in 1996 in the Palau Gading field. Net proved reserves corresponding to a 25% share in this block at December 31, 2002 were approximately 14.8 million barrels of oil equivalent, with net production of 514 barrels of oil equivalent per day in 2002.

     After complying with the exploratory commitments for the first exploratory period, the South Sokang block was abandoned in June 2002.

     In January 2002, YPF International sold its most important investments in Indonesia to CNOOC Southeast Asia Limited.

     Bolivia

     Effective as of July 2002, investments in Bolivia were transferred to related companies of Repsol YPF. During the first six months of 2002, crude oil production from the Bolivia fields averaged approximately 6 mbpd (net) and gas production averaged approximately 5 mmcfpd (net).

     United States

     As of December 31, 2002, YPF had mineral rights in 25 exploratory blocks, with a net surface area of 379 km2.

     YPF's net petroleum production in the United States in 2002 was 0.1 million barrels of oil equivalent. YPF's net proved reserves, as of December 31, 2002, were 0.9 million barrels of oil equivalent. YPF finished one unsuccessful exploratory well in 2002. In round 183 held in August 2002, YPF was awarded the offshore-exploratory blocks GB-314 and GB-402 in the Gulf of Mexico.

   Production and Sales

     The following table sets forth YPF International's historical average net daily crude oil and natural gas production by geographic area and average sales prices and production costs for total production for the years ended December 31, 2002, 2001 and 2000.

                                                                                   For the Year Ended December 31,
                                                                                  ---------------------------------
                                                                                    2002         2001        2000
                                                                                  ---------   ----------  ---------
                                                                                   (thousands of barrels per day)
Crude oil production(1)
   Indonesia..............................................................               --           46            41
   South America(2).......................................................                3           15            25
                                                                                   --------    ---------      --------
      Total oil production................................................                3           61            66
                                                                                   ========    =========      ========
                                                                                  (millions of cubic feet per day)
Natural gas production(3)
   United States..........................................................                1           --             3
   Indonesia..............................................................                3           61            63
   South America(2).......................................................                3           12            19
                                                                                   --------    ---------      --------
      Total gas production................................................                7           73            85
                                                                                   ========    =========      ========
Indonesia
   Average Sales Price (US$)
Crude Oil (per barrel)....................................................            21.97        23.12         29.12
      Natural Gas Liquids (per barrel)....................................            --           21.54         23.40


                                                                                   For the Year Ended December 31,
                                                                                  ---------------------------------
                                                                                    2002         2001        2000
                                                                                  ---------   ----------  ---------
                                                                                   (thousands of barrels per day)

      Natural Gas Sold (per mcf)(3).......................................             3.53         2.86          2.93
      Natural Gas Produced (per mcf)(4)...................................             3.53         3.07          2.70
   Average Production Cost (per barrel)(5)................................             8.96         8.46          8.35
South America(6)
   Average Sales Price Crude Oil (US$per barrel)..........................            22.07        26.34         18.65
   Average Production Cost (per barrel)(5)................................             1.82         1.18          2.98

------------------
(1)  Includes crude oil and natural gas liquids.

(2) Information for the year 2002 includes Bolivia's first six month operations. Information for the year 2001 includes Bolivia's operation for the whole year and Venezuela's first six month operations. Information for the years 2000 includes Bolivia, Ecuador and Venezuela production.

(3)  Reflects the average amount of daily wellhead production.

(4)  The average natural gas price for sales volumes is calculated by dividing
     (a) total net sales value for all natural gas sold by YPF International, including residue gas remaining after the removal of natural gas liquids, by (b) the annual natural gas sales volume.

(5) The average natural gas price for produced volumes is calculated by dividing (a) the total net value received from the sale of natural gas and natural gas liquids produced by YPF International by (b) annual natural gas production volume.

(6) Production or lifting cost is exclusive of depreciation and depletion applicable to capitalized lease, acquisition, exploration and development expenditures. Average production costs are calculated by dividing total operating costs by the sum of crude oil and equivalent barrels of oil for natural gas production.

   Joint Ventures and Contractual Arrangements in Argentina

     YPF participates in 14 joint ventures in areas in Argentina in which it holds concessions. YPF's interests in these joint ventures range from 12.2% to 61.5%, although its obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, YPF has agreed to indemnify its joint venture partners in the event that YPF's rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the exploration and production joint ventures in which YPF participates, see
Note 6 to the Consolidated Financial Statements.

     YPF is also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion into production concessions and exploration permits, respectively. In conjunction with the conversion of service contracts, YPF has undertaken to provide certain services (principally transportation and electricity) at rates below market prices (based upon the cost of the services multiplied by the volumes of crude oil and natural gas that YPF estimates are subject to the contractual obligation), or, in some instances, without payment, for a period of 25 years for the crude oil or natural gas produced. YPF has established a reserve with respect to its future obligations to provide such services. The amount of this reserve is not material. As of December 31, 2002, the effect on results of operations was not material and it is not expected to be material in the future.

Natural Gas and Electricity Markets and Distribution

   Natural Gas Markets and Distribution

     Natural gas market

     Natural gas market business involves the marketing of Exploration and Production unit's natural gas production. The majority of revenues comes from marketing fees calculated over total gas natural sales.

     YPF estimates, based on preliminary figures, that natural gas delivered by transport companies in Argentina totaled approximately 1,200 Bcf in 2002. From 1980 to 2002, the production of natural gas in Argentina has grown significantly, increasing by approximately 241%, at an average annual rate of 6.0%. This increase is attributable, in part, to an increase in the number of users connected to distribution systems from approximately 2.5 million in 1980 to approximately 6.1 million by 2002. YPF does not believe that the natural gas market will continue to grow at the same rate as in the last twenty-two years.

     Prior to 1993, all of YPF's gas production was delivered to Gas del Estado, the state-owned entity that operated the gas transportation and distribution system for the entire country of Argentina. YPF now sells approximately 46% of its gas to eight local distribution companies, formed in connection with the privatization of Gas del Estado in 1992, and approximately 54% to industries and power plants. YPF's agreements with the distribution companies provide for the sale of natural gas for a secondary term of five or ten years, ending in 2004 and 2009, respectively. These agreements provide for certain minimum and maximum volumes of gas to be purchased by such distribution companies. Prices provided for in the agreements vary with respect to each production basin and with respect to the winter and summer seasons. Approximately 63% of natural gas sales are produced in the Neuquen Basin.

     Despite deregulation of producers' prices, prices to the distribution companies' consumers remain subject to a regulated variable tariff that allows the distribution companies to pass through to consumers the increase in the cost of gas purchased by the distribution companies, unless, after notice to the regulatory agency of the intention of a distribution company to increase prices to consumers, such agency objects to such prices within 15 days before the beginning of the seasonal period.

     YPF's volumes sold directly to industrial users during 2002 represented 54% of total natural gas sales volumes, the same percentage as in 2001. During 2002, YPF's domestic natural gas sales volumes remained at the same level of 2001.

     Although YPF believes that the traditional sources of domestic demand, referred to above, will continue to require increasing quantities of natural gas, the deliverable supply of gas in Argentina will significantly exceed domestic demand for the foreseeable future. In addition, in connection with the renegotiation of service contracts, entered into while YPF was a state-owned company, YPF is obligated to purchase up to 219 mmcfpd of natural gas produced from the Austral Basin fields for a period of ten years, which began in 1994. The prices at which YPF is required to make these purchases vary, but have exceeded, and are expected to continue to exceed, YPF's cost of producing such quantities.

     Most of YPF's proved natural gas reserves in Argentina are situated in the Neuquen Basin (78%), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. In spite of excess deliverability, the capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. During the 1994-2001 period, local pipeline companies added approximately 1,143 mmcfpd of new capacity. No new capacity was added during 2002. See "--Seasonality of YPF's Main Business" below.

     Natural gas is delivered by YPF through its own gathering systems to the trunk lines from each of the major basins. Although all of the firm capacity of the natural gas transportation pipelines in Argentina is currently apportioned among the distribution companies under ten-year firm transportation contracts with the transportation companies, such allocations may be reduced by the distribution companies over the term of the contracts. All of the available capacity of the transportation pipelines is taken by firm customers only during a few days in winter, leaving capacity available for interruptible customers in varying degrees throughout the rest of the year. When pipeline capacity is available, sales of natural gas on an interruptible basis are sometimes made directly from producers to electrical generation plants and other large customers. Firm capacity refers to transportation capacity reserved by a customer (firm customer) under a service contract (firm contract) according to a tariff schedule, regardless of whether the volumes actually transported are less than the volumes provided for in the contract.

     To accelerate the growth of natural gas sales and to strengthen its position within the gas industry, YPF is actively involved in projects geared towards developing its domestic and foreign natural gas markets:

      o During December 1996, YPF began the first natural gas exports from Argentina, delivering 37 mmcfpd to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile under a 20-year contract. The natural gas supplied to the Methanex plant is produced in the Austral Basin. In the second quarter of 1999, an expansion of the Methanex plant increased the plant's supply requirements to 159 mmcfpd, of which YPF supplies 92 mmcfpd.

      o The Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, with a transportation capacity of 353 mmcfpd, was brought on line in August of 1997, carrying natural gas from the Neuquen Basin. In August 1998, the San Isidro Electricity Company (Endesa) located at Quillota, Chile, began operations using natural gas 100% supplied by YPF. This was YPF's first export to Chile through Gas Andes. Volumes averaged 42 mmcfpd. The contract is for a term of 15 years. In 1999, YPF supplied the spot market requirements of the electricity company Endesa (20.5 mmcfpd). In addition, since the end of 1999, YPF supplies 20% of the natural gas requirements of the electricity company Colbun (11 mmcfpd). This contract is for a term of 15 years.

      o In December 1999, Gasoducto del Pacifico, a consortium in which YPF has a 10% interest, completed the construction of a natural gas pipeline connecting Loma La Lata (Neuquen, Argentina) with Chile. The pipeline has capacity of 318 mmcfpd and carries natural gas from the Neuquen Basin. Since December 1999, YPF supplies, through Gasoducto del Pacifico, 85% of the 61 mmcfpd total natural gas requirements of a distribution company providing natural gas to industrial clients. This contract is for a term of 17 years.

      o In the second half of 1999, two natural gas pipelines, with carrying capacity of 300 mmcfpd each, connecting Salta, Argentina, to Region II in Chile, were brought on line. The pipelines carry natural gas from the Noroeste Basin. Beginning in January 2000, YPF started supplying natural gas to the thermal power plants in northern Chile (84 mmcfpd) through the pipelines.

      o During the last quarter of 1999 and for a twelve year period thereafter, YPF started supplying 42 mmcfpd of natural gas (which represents 50% of the natural gas requirements) to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste Basin. This power plant provides power to a high voltage line running from Salta to Region II in Chile.

      o Through the 560 mmcfpd natural gas pipeline, which links Aldea Brasilera, Argentina, to Uruguayana, Brazil, YPF supplies AES' thermal power plant with 60 mmcfpd of gas under a 20-year contract. In the second half of 2000, YPF started delivering gas produced in the Neuquen Basin.

      o In November 1999, a Shareholders' Agreement was signed in Brazil for the construction of a natural gas pipeline from Uruguayana to Porto Alegre, Brazil, through a partnership among Gaspetro (25%), Ipiranga (20%), Total (25%), Techint (15%) and YPF --through YPF Brasil-- (15%). The pipeline will have a capacity of approximately 420 mmcfpd and is expected to be brought on line in 2004. In October 1998, YPF signed an agreement with Petrobras to supply natural gas from the Neuquen Basin to the pipeline project. Final terms are being negotiated.

      o YPF continues to analyze the possible utilization of natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing gas during periods of low demand and selling the natural gas stored during periods of high demand.

      The most advanced gas storage project undertaken by YPF in Argentina is "Diadema," which is located in Patagonia region, near Comodoro Rivadavia city, and is currently in operation. The gas injection into the reservoir started in January 2001, initiating the withdrawal process in August 2002.

     YPF expects to initiate a gas injection pilot tests in October 2003 as part of the Lunlunta Carrizal Project, located 60 Km South-East from Mendoza where a depleted oil reservoir feasible for gas storage is located.

     There can be no assurance that these projects will be completed on a timely basis, if at all, nor can there be any assurance that these projects will be successful in substantially increasing YPF's export sales of natural gas.

     Natural gas distribution

     YPF holds a 45.3% stake in GASA, which in turn holds a 70% stake in Metrogas, a natural gas distributor in southern Buenos Aires and one of the main distributors in the Argentina. During 2002, Metrogas sold approximately 203 billion cubic feet of natural gas to 1.9 million customers. In 2001, Metrogas sold 223 billion cubic feet of gas to 1.9 million customers.

     Liquid Natural Gas

     Repsol YPF developed Mega, a project to increase its ability to separate liquid petroleum products from natural gas, and expects to develop transport and distribution networks for these products. Mega allows YPF, through the fractioning of gas liquid, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day.

     YPF owns 38% of Mega, while Petrobras and Dow Chemical have 34% and 28% stakes, respectively.

     Mega includes:

      o A separation plant, located in Loma La Lata, in the Province of Neuquen.

      o A natural gas liquids fractioning plant that produces ethane, propane butane and natural gasolines. This plant is located in the city of Bahia Blanca in the Province of Buenos Aires.

      o A pipeline that links both plants and that transports natural gas liquids.

      o Transportation, storage and port facilities in the proximity of the fractioning plant.

     Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega's maximum production capacity is 1.35 million annual tonnes of gasoline, LPG and ethane. YPF is Mega's main supplier of natural gas. The fractioning plant production is used in Repsol YPF petrochemical operations and is also exported by tanker to Brazil.

Electricity Market
     Generation

     YPF holds participating interests in the following four power stations with an aggregate installed capacity of 1,685MW:

      o     Central Termica Tucuman (45%) (410 MW combined cycle);

      o     Central Termica San Miguel de Tucuman (45%) (370 MW combined cycle);

      o     Filo Morado (50%) (63 MW);

      o Central Dock Sud (38%) (775 MW combined cycle and 67 MW gas turbines).

     In 2002, these plants together sold approximately 7,136 GWh and generated 5,982 GWh.

     In August 2002, Central Termica San Miguel de Tucuman commenced comercial operations of the combined cycle power plant (370MW).

     YPF also operates the following power plants, supplied with natural gas produced by YPF, which generate power for use by YPF in other business units:

      o Los Perales power plant (74 MW), located in the Los Perales natural gas field,

      o     Chihuido de la Sierra Negra power plant (40 MW), and

      o     The power plant located at the Plaza Huincul refinery (40 MW).

Refining and Marketing

     During 2002, YPF's Refining and Marketing activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in wholesale, retail and export markets.

     During 2002, Refining and Marketing segment was organized into the following Divisions:

      o     Refining Division;

      o     Logistic Division;

      o     Marketing Division:

            o     Retail Division;

            o     Wholesale Division;

            o     Lubricants and Derivatives Division; and

o    LPG General Division.

     YPF markets a wide range of refined petroleum products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system. In addition, YPF exports refined products, mainly from the port at La Plata. The refined petroleum products marketed by YPF include gasoline, diesel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG, asphalts and naphthas.

   Refining Division:

      YPF wholly owns and operates three refineries:

      o     La Plata Refinery, located in the Province of Buenos Aires;

      o     Lujan de Cuyo Refinery, located in the Province of Mendoza; and

      o Plaza Huincul Refinery, located in the Province of Neuquen (together referred to as the "Refineries").

     YPF's refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along YPF's crude oil pipeline and product pipeline distribution systems. In 2002, 91.2% of the crude oil and feedstocks processed by YPF's Refineries was supplied by YPF's Exploration and Production operations; the balance was purchased from third parties. YPF also owns a 50% interest in a 28,500 barrel per calendar day refinery located in the Province of Salta, known as Campo Duran.

     The following table sets forth the throughputs and production yields for YPF's refineries for each of the three years ended December 31, 2002:


                                                                                   For the Year Ended December 31,
                                                                                  ----------------------------------
                                                                                    2002         2001        2000
                                                                                  ---------   ----------  -----------
                                                                                         (millions of barrels)
Throughput crude/Feedstock................................................          110.7        109.4         110.7
Production
Diesel fuel...............................................................           43.1         45.1          44.5
Gasoline..................................................................           33.8         33.2          33.4
Jet fuel..................................................................            7.0          6.3           7.5
Kerosene..................................................................            0.3         --            0.02
Base oils.................................................................            3.0          3.8           3.9


                                                                                   For the Year Ended December 31,
                                                                                  ----------------------------------
                                                                                    2002         2001        2000
                                                                                  ---------   ----------  -----------
                                                                                        (thousands of tonnes)
Fuel oil..................................................................            606          600           432
Coke......................................................................           1074        1,028         1,011
LPG.......................................................................            661          710           714
Asphalt...................................................................             90          171           223
Petrochemicals............................................................            n/a           45            48

     In 2002, overall volumes of crude oil processed increased by 2% as compared to 2001 reflecting a slightly higher products exportation in response to lower tax duties on products exports as compared to crude oil exports. The sales in foreign markets increased and were helped by gasoline and diesel spreads. Refinery capacity utilization in 2002 reached 89.8%, compared with 87% in 2001 and 87% in 2000.

     The La Plata Refinery is the largest refinery in Argentina, with capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker and naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel hydrofinishing unit, an isomerization unit and a lubricants complex.The refinery is located at the port in the city of La Plata, in the Province of Buenos Aires, approximately 60 kilometers from the city of Buenos Aires. In 2002, the refinery processed approximately 160,000 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata Refinery for 2002 is similar as compared to 2001. The crude oil processed at the La Plata Refinery comes mainly from YPF's own production in the Neuquen and Golfo de San Jorge Basins. Crude oil supplies for the La Plata Refinery are transported from the Neuquen Basin by pipeline and from the Golfo de San Jorge Basin by vessel in each case to Puerto Rosales and then by pipeline from Puerto Rosales to the refinery.

     YPF has been implementing an environmental program to address contamination generated prior to YPF's privatization, with particular emphasis on effluents. The construction of Claus plants for sulfur recovery was concluded in 1999. In 2002 the projects "Integral Treatment of Liquid Effluents" at La Plata Refinery
(RLP), and "Integral Adapting of Effluent Treatment System" at Lujan de Cuyo Refinery (RLC) were approved for US$15 million. Construction at RLP started during 2002, and construction at RLC will be starting in 2003.

     The Lujan de Cuyo Refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentinean refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking units, a platforming unit, an MTBE unit, an isomerization unit, an alkylation unit, and hydrocracking and hydrotreating units. In 2002, the refinery processed approximately 107,400 barrels of crude oil per calendar day. The capacity utilization rate for 2002 increased as compared to 2001. However, total installed capacity decreased by 14,500 barrels per calendar day, due to the abandonment in August 2002 of a topping unit due to obsolescence. Because of its location in the western Province of Mendoza and its proximity to significant distribution terminals owned by YPF, the Lujan de Cuyo Refinery has become the facility primarily responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Lujan de Cuyo Refinery receives crude for processing from the Neuquen and Cuyana Basins by pipeline directly into the refinery. Approximately 90% of the crude oil processed at the Lujan de Cuyo Refinery is produced by YPF. Most of the crude purchased from third parties comes from fields in Neuquen or Mendoza.

     The Plaza Huincul Refinery, located near the town of Plaza Huincul in the Province of Neuquen, reached a capacity of 25,000 barrels per calendar day. In 2002, the refinery processed approximately 26,900 barrels of crude oil per calendar day. The increase in crude oil processed reflects the use of lighter crude oil than that for which the facilities were designed. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in the nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to the La Plata Refinery for further processing. The Plaza Huincul Refinery receives its crude supplies from the Neuquen Basin by pipeline. Crude oil processed at the Plaza Huincul Refinery is produced by YPF.

     As part of the Transformation Plan, which began in the early 1990s and was largely completed by mid-1993, YPF has continued to undertake projects aimed at improving both the operating efficiency of the La Plata and the Lujan de Cuyo refineries and the quality of their outputs.

     During 1997 and 1998, each of the Refineries, YPF's La Plata petrochemical plant and YPF's Applied Technology Center were certified under ISO 9002 and ISO 14000 (environmental performance). The Plaza Huincul Refinery was awarded the "Merit Prize" by the "Consejo Interamericano de Seguridad" (Pan American Safety Council) for reducing the injury frequency rate.

     Capital expenditures for 2002 efficiency and environmental projects and other improvements at the three refineries were Ps.162 million.

   Logistic Division

     Crude Oil and Products Transportation and Storage

     YPF transports crude oil from production areas to the refineries or to the ports through five major pipelines, two of which are wholly owned by YPF. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 620,000 barrels of aggregate daily transportation capacity of refined products. YPF has total crude oil tankage of approximately 7 million barrels and maintains terminal facilities at five Argentine ports.

     Information with respect to YPF's network of crude oil pipelines is set forth in the table below.

                                                                                            Length     Daily Capacity
             From                                   To                      YPF Interest     (km)           (bpd)
-----------------------------   ------------------------------------------  --------------  -------    ---------------
Puesto Hernandez                Lujan de Cuyo Refinery                          100%           528          75,000
Puerto Rosales                  La Plata Refinery                               100%           585         316,000
La Plata Refinery               Dock Sud                                        100%            50         106,000
Brandsen                        Campana                                          30%           168         120,700
Allen                           Puerto Rosales                                   37%           513(1)      232,000
Puesto Hernandez                Concepcion (Chile)                               18%           430         114,000

------------------
(1) Includes two parallel pipelines of 513 kilometers, each with a combined daily throughput of 232,000 barrels.

     In order to ease pipeline capacity constraints in the Neuquen Basin, where almost half of YPF's proved oil reserves are located, YPF entered in February 1994 into a joint venture to build the Transandean Pipeline as a means of increasing oil exports. The pipeline commenced operation in February 1994. As of December 31, 2002 YPF's joint venture participation was 18%, while Empresa Nacional de Petroleo ("ENAP"), the national Chilean state oil company, held 18.25%, Unocal owned 27.75% and Encana owned 36%.

     YPF also owns a plant for the storage and distribution of crude oil in the province of Formosa, and owns 33.15% of Termap, operator of two storage and port facilities: Caleta Cordova (province of Chubut) with a capacity of 264,000 cubic meters, and Caleta Olivia (province of Santa Cruz) with a capacity of 246,000 cubic metres. Finally, YPF also has a 30% interest in Oiltanking Ebytem, operator of the maritime Terminal of Puerto Rosales with a capacity of 480,000 cubic metres.

     YPF believes that its refined products pipeline system provides a reliable pathway for the output of its two main refineries to get to the points of sale. Aggregate throughput for the products pipeline system, which is approximately 1,801 kilometers in length, is approximately 175,000 bpd. Most of YPF's pumping stations and line blocking valves are operated through a Supervisory Control and Data Acquisition System (SCADA) that allows for safer and more efficient management of the pipeline distribution system. YPF's transportation system was re-certified under ISO 9001-9002 and ISO 14.000 during 2002.

     YPF's Logistics Operations include 54 airport facilities, 16 product terminals for the storage and distribution of refined products with an approximate operative capacity of 970 thousand cubic meters, 15 of which are strategically located throughout Argentina, with an aggregate refined-products transportation capacity of over 6.2 million barrels of refined products, 10 ports, 27 company-owned trucks and 750 trucks owned and operated by third parties.

     Those facilities provide a flexible country-wide distribution system and satisfy the growing needs of exports to foreign markets, mainly neighboring countries and the United States of America. Products are shipped mainly by truck, ship or river barge.

   Marketing Division

     Domestic Division

     Through the Marketing Division, YPF markets gasoline and other petroleum products to domestic retail and wholesale customers. In 2002, retail, wholesale and lubricants and derivatives directions and aviation sales in Argentina reached Ps.1.4 billion, representing 46% of Refining and Marketing consolidated revenues, with Ps.0.8 billion generated by retail customers.

     As of December 31, 2002, the Retail Direction's sales network in Argentina included 1,908 retail service stations (133 of which are directly owned by YPF, 25 are leased to ACA (Automovil Club Argentino) and the remainder are affiliated service stations). OPESSA (a 100% subsidiary of YPF) operates 131 of our retail service stations, 106 of which are directly owned by us and 25 are leased to ACA. Twenty seven of our directly-owned stations are operated by third parties.

     Despite the decrease in number of service stations, YPF slightly increased its market share in the diesel and gasoline markets to 49.7% in 2002 from 45.5% in 2001 and 46.4 in 2000. YPF will continue its efforts to eliminate unprofitable or non-strategic existing stations, and dealer-operated stations, which do not comply with contract requirements.

     The "Red XXI" marketing program, launched in October 1997, which has significantly improved operational efficiency and provided YPF with immediate performance data provided by each station, is aiming to connect close to 100% of its service stations network. Currently, 1,387 stations are linked to the Red XXI system, with plans to add approximately 62 further stations in 2003.

     YPF has continued developing its technical seminars and courses for station personnel and employees in order to improve the quality of services currently provided by service stations. In 2002, approximately 11,185 service station employees participated in training courses throughout the year.

     In 2002, 34 stations were ISO 9001 certified after undergoing certification audits, adding to the 29 certified in 2001 and 175 certified during 2000. YPF also certified ISO 14001 in 18 OPESSA stations and 10 ACA stations during 2002. Currently, 443 stations are ISO 9001 certified and 163 stations are ISO 14001 certified.

     In 2000, the Division of Lubricants and Derivatives for Latin America assumed responsibility for the whole operation of the existing Derived Products Division, which includes asphalt, paraffin, decanted oil and carbon dioxide. The Division is ISO 9001: 2000 certified and TS16949 certified. The Lubricants Production Unit is ISO 14001 certified.

     During 2002, YPF's lubricant local sales totaled Ps.170 million compared to Ps.240 million in 2001. Lubricant products are primarily automotive oils and fluids, industrial lubricants, base oils and greases and are sold by YPF through both branded and unbranded distributors and directly to large industrial customers. Most of these lubricants are produced at a modern lubricant complex at the La Plata Refinery. Some of these products are then sent from La Plata Refinery to a refinery for blending and filling operations on a contract basis pursuant to YPF specifications. Greases are also produced under contract.

     The lubricants market in Argentina has been deregulated since 1990 and is highly competitive. In 2002, the lubricants market in Argentina decreased 1.7% and YPF sales also decreased 2.3% reflecting a general trend in the lubricants market since 1999. YPF maintained its position as the market leader with a 38% share of the domestic market (industrial and automotive lubricants and greases). Domestic automotive manufacturers Ford, Volkswagen, Mazda, Scania, Seat and Porsche (OEMs), which represent 33% of the automotive lubricant market, exclusively use and recommend YPF lubricants products, and also Honda Argentina Motorcycles use Repsol YPF lubricants products exclusively.

     Lubricant and derivatives exports from Argentina grew 48% in 2002. This increase was due to the successful implementation of an international plan launched in 1998. Through this plan, exports and local operations grew steadily and the market share grew in most of the South American countries. This development was also boosted by the full utilization of the existing Repsol YPF operations in each region. The South American countries with lubricants operations are: Brazil, Chile, Uruguay, Paraguay, Bolivia, Peru, Ecuador, Colombia, Panama, Costa Rica, Honduras, and Dominican Republic.

     YPF's sales to the agricultural sector are principally conducted through distributors, six of which are owned by YPF. During 2002 the Wholesale Division consolidated a distribution network through more than one hundred exclusive distribution contracts with independent distributors from all regions of Argentina.

     Sales to transportation, industrial, utility, and mining sectors are made primarily through YPF's direct selling efforts. The main products sold in the domestic wholesale market include diesel fuel, and fuel oil.

     In December 2002 the Wholesale Division obtained the ISO 9001 certification covering the design, operation, marketing, customer service and management processes.

     Sales to the aviation sector are made directly by YPF. The products sold in this market are jet fuel and aviation gasoline.

     International Marketing Division

     In addition to further developing its presence in the domestic service station market and other downstream markets, Repsol YPF has sought to expand its retail activities to other areas of South America as part of a strategy to generate additional demand for its products and new business opportunities. The companies involved in those activities could be affiliates of either YPF or Repsol YPF.

          Chile

     During the first quarter of 2002, YPF sold its interests in YPF Chile and its subsidiaries to Repsol YPF, according to Repsol YPF's worldwide assets reorganization and disinvestment plan.

          International Trade

     The International Trade Division sells crude oil and refined products to international customers and domestic oil companies. Sales to international companies for 2002 totaled US$1,622 million, 57% of which represented sales of refined products and the remaining 43% represented crude oil deliveries. On a volume basis, sales consisted of 35.4 million barrels of crude oil and 34.4 million barrels of refined products. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, liquefied petroleum gases, light naphtha, virgin naphtha, and base oils. YPF sells in the export market directly and through traders mainly to neighboring countries (Brazil, Chile and Paraguay) and the United States. Domestic sales of crude oil, which are managed by the International Market Division, reached US$282 million in 2002.

          International Distribution

     In December 1998, YPF purchased 51% of Global Companies from Global Petroleum Corporation for US$28.4 million. Global is a leading importer of refined petroleum products for resale and distribution throughout the United States.

     Global Companies controls eight deep-water storage facilities on the East Coast of the United States, and has over 4 million barrels of storage capacity. Global Companies conducts sales through additional 45 terminals located predominantly throughout the Northeast and the Mid-Atlantic regions of the United States. Global Companies is also involved in the distribution of heating oil, kerosene, gasoline, diesel fuel, residual oil, aviation fuel and natural gas, with annual 2002 sales of US$812.4 million. YPF's Board of Directors has approved the divestiture of YPF's interest in Global Companies. See "--History and Development of YPF--Deregulation, Privatization and Recent Developments" above.

   LPG General Division

     Production

     YPF is one of the largest LPG producers in Argentina, with a yearly production of 787,230 tonnes for 2002, which represents approximately 32.4% of total LPG production in Argentina.

     YPF obtains LPG from natural gas processing plants and from its refineries and petrochemical plants as detailed in the following tables:

                                                                     Production
                                                                      (tonnes)
                                                                     ----------
LPG from Natural Gas:(1)
Loma La Lata.......................................................    18,800
General Cerri......................................................    45,130
San Sebastian......................................................    14,900
                                                                     ---------
     Total.........................................................    78,830
                                                                     =========
------------------
(1) YPF SA owns 30% of San Sebastian plant; Loma La Lata is 100% owned by YPF; General Cerri belongs to a third party, having a facon with YPF.

                                                                      Production
                                                                       (tonnes)
                                                                     ----------
LPG from Refineries & Petrochemical Plants:
La Plata Refinery..................................................    440,800
Lujan de Cuyo Refinery.............................................    217,600
Petroquimica La Plata..............................................     50,000
                                                                     ---------
Total production...................................................    787,230
                                                                     =========

     Marketing

     YPF sells LPG to the foreign market, domestic wholesale market and domestic retail market. The share in the domestic retail market in 2002 was approximately 35.4%, including bottled and bulk sales to the residential and industrial markets.

     YPF 2002 LPG sales can be broken down by market as follows:

                                                                        Sales
                                                                       Capacity
                                                                       (tonnes)
                                                                      ----------
Domestic market
Retail (Repsol YPF Gas)............................................    319,355
To Other bottlers..................................................     95,496
Other Wholesales...................................................     12,293
Foreign market
Exports............................................................    383,856
                                                                     ---------
Total Sales........................................................    811,000
                                                                     =========

     Total sales of LPG to both domestic and foreign markets reached US$174.3 million in 2002.

Chemicals

     Petrochemicals are produced at five different facilities at YPF's petrochemical complex in Ensenada and Plaza Huincul.

     YPF's petrochemical production operations in Ensenada are closely integrated with YPF's refining activities (La Plata Refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and others synergies.

     The main petrochemical products and production capacity per year are as follows:

                                                                                                          Capacity
                                                                                                        (tonnes per
Site Ensenada                                  Main products                                               year)
                                               -----------------------------------------------------    ------------
     Aromatics............................     BTX (Benzene, Toluene, Mixed Xylenes)................       244,000
                                               Paraxylene...........................................        38,000
                                               Orthoxylene..........................................        25,000
                                               Cyclohexane..........................................        95,000
                                               Solvents.............................................        81,500
     Olefins Derivatives..................     MTBE.................................................        60,000
                                               Butene I.............................................        25,000
                                               Oxoalcohols..........................................        35,000
                                               TAME.................................................       105,000
     LAB/LAS..............................     LAB..................................................        48,000
                                               LAS..................................................        25,000
     Polybutenes..........................     PIB..................................................        26,000
     Maleic...............................     Maleic Anhydride.....................................        17,500
Site Plaza Huincul

                                               Methanol.............................................       411,000

     Production from the Methanol unit during 2002 was destined to exports (47%), YPF's internal consumption as feedstock for MTBE and Tame at Ensenada and MTBE at Lujan de Cuyo (50%) and the local market (2.8%).

     The raw materials for petrochemical production in Ensenada, including Virgin Naphtha, Propane, Butane, and Kerosene, are supplied mainly by La Plata Refinery.

     In 2002 petrochemicals sales were Ps.703 million, with the domestic market accounting for 56% (42 % to local market and 14% to the refining unit and the GLP unit) and exports for 44%. During 2002, the exports were destined to Mercosur countries, Latin American countries, Europe and the United States.

     YPF produces, distributes and markets petrochemical products through the following affiliated companies:

     Petroken: a 50% subsidiary of YPF, produces polypropylene in Ensenada. Petroken's total annual capacity is 170 thousands of tonnes. YPF has a long-term raw material supply contract with Petroken and is currently Petroken's principal supplier of propylene.

     PBBPolisur: PBB (Petroquimica Bahia Blanca) and Polisur Companies merged on September 3, 2001, to form a new company named PBBPolisur, in which YPF holds a 28% interest. PBBPolisur is leader in the production of ethylene and several types of polyethylene. Dow Chemical manages PBBPolisur and is a leader in the polyethylene industry. PBBPolisur plants have a capacity to produce 700,000 tonnes per year of ethylene and 600,000 tonnes per year of polyethylene. Ethylene is produced in an ethane based cracker, being Mega (a 38 % subsidiary of YPF) one of PBBPolisur's main suppliers of feedstock (ethane).

     Profertil: a 50% subsidiary of YPF, produces urea and ammonia. Profertil's total annual capacity is 1,024 thousands of tonnes of urea and 676 thousands of tonnes of ammonia. YPF is Profertil's principal supplier of natural gas, supplying approximately 50 % of Profertil's feedstock.

     In 2002, the methanol unit started operations in Plaza Huincul. Natural Gas, raw material for methanol, is supplied by YPF's upstream unit.

     Profertil's a 50/50 joint venture between YPF and Agrium, a worldwide leader in fertilizers started operations in 2001. This plant and the methanol unit in Plaza Huincul's refinery, use natural gas as raw material and make possible the monetization of reserves, being examples of integration between the petrochemical and upstream units.

     In 2002, YPF's fertilizers retail activities were integrated into the Industrial Business Unit. The fertilizers sold are supplied by Profertil (urea) or imported (phosphorus and potassium based fertilizers).

     Repsol YPF's presence has strengthened YPF's position in the global markets, improving YPF's access to these markets due to a better negotiating position derived from its ability to offer a more complete portfolio of products and a sales force of its own, now located in regions previously served only by distributors.

   Competition

     The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In its Exploration and Production business, YPF encounters competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. In its Refining and Marketing and Petrochemicals business, YPF faces competition from several major international oil companies, such as Esso (a subsidiary of Exxon) and Shell, as well as several domestic oil companies. In export markets, YPF competes with numerous oil companies and trading companies in global markets.

     YPF expects increasing levels of competition in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil prices are subject to international supply and demand and, accordingly, may fluctuate for a variety of reasons. Changes in the price of crude oil will have a direct effect on YPF's results of operations and on its levels of capital expenditures. See "Item 3: Key Information--Risk Factors--Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures."

Environmental Matters

   YPF

     YPF's operations are subject to a wide range of laws and regulations relating to the protection of the environment. In Argentina, local, provincial and national authorities are moving toward more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require YPF's operations to meet stricter environmental standards and that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. YPF has undertaken what is likely to be required to achieve compliance with these standards and is undertaking various abatement and remediation projects, the more significant of which are discussed below. YPF cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could in the future require additional material expenditures by YPF for the installation and operation of systems and equipment for remedial measures and could affect YPF's operations generally.

     As part of the environmental legislation, each producer, transporter, storer, handler and disposer of hazardous waste that conducts interstate business or whose activities affect the environment of another province or territory under federal jurisdiction is required to register in a national registry and in certain provincial registries of producers and handlers of hazardous wastes. Each producer of hazardous waste is required to pay an annual fee, based on the level of hazardous wastes produced and on the earnings of such entity relating to such activity. Pursuant to this legislation, YPF accrued a fee of approximately US$234,375.

     At each of its refineries, YPF is continuing remedial investigations and feasibility studies and pollution abatements projects, which are designed to control liquid effluent discharges and air emissions. In its Exploration and Production operations in Argentina, during 2001, YPF finished projects relating principally to the handling, treatment and disposal of production water. YPF's early compliance with these regulations allowed it to reinject 100% of water production and venting of natural gas was reduced to a minimum.

     YPF has implemented an environmental management system to assist its efforts to collect and analyze environmental data in its upstream and downstream operations.

     YPF has begun to implement a broad range of environmental projects in the Domestic Exploration and Production and Refining and Marketing businesses. Capital expenditures associated with Refining and Marketing projects are currently estimated to reach approximately US$51,5 million, during the period from 2002 through 2006, with approximately US$14,48 million spent during 2002. A significant portion of the environmental program is dedicated to La Plata Refinery and Lujan de Cuyo Refinery. The primary projects at La Plata include installation of water treatment and separation systems to replace existing systems, air pollution control devices, gas recovery systems, hydrocarbon recovery and incineration systems, process recovery measures and site remediation. Domestic Exploration and Production projects for 2002 were approximately Ps.10 million and include oil recovery systems and remediation of well sites, tank batteries and oil spills in the gathering systems of fields. Investments would also be made to improve technical assistance and training and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs. YPF believes that the estimated capital expenditures in 2003 and its existing reserve for remediation expenses should be sufficient to permit it to comply with evolving environmental regulations, although future changes in laws or technology could cause a revision of such estimates. YPF does not expect such changes to have significant impact on YPF's financial position, although changes in projected expenditures, as a result of changes in management's plans or in Argentine laws and regulations, may affect results of operations in any given year.

     Several companies operating industrial facilities in the La Plata area, including YPF are developing a study of air and water emissions in the La Plata area, pursuant to an agreement signed with the Secretary of Environmental Affairs of the Province of Buenos Aires. The objective of the study is to develop and implement a program to monitor air and water contamination and to assist these companies in substantially reducing air and water caused by their facilities in the La Plata area. In addition, YPF and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries as well.

     Concerning Environmental Quality of Products, YPF SA will schedule the required actions to comply with the new specifications set in the agreement reached by Resolucion de la Secretaria Energia 222/01. Expected capital expenditures associated with this project are approximately US$500 million.

     In 1991, YPF entered into an agreement (Convenio de Cooperacion Interempresarial or CCI) with certain other oil and gas companies for the implementation of a plan to reduce and assess environmental damage resulting from oil spills in Argentine waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consulting on technological matters and mutual assistance in the event of any oil spills in rivers or at sea, due to accidents involving tankers or offshore exploration and production facilities. During 2002, YPF and the other oil companies party to this agreement, continued negotiating a final agreement with the Argentine Coast Guard (P.N.A.), that seeks to achieve a more efficient use of the available resources. One of the benefits of this agreement is that it will allow for a more efficient response to an oil-spill produced during vessel loading and unloading operations in YPF's facilities or during transit. Shell and Esso, also parties to the CCI, have signed similar agreements with the PNA.

   YPF Holdings

     Laws and regulations relating to health and environmental quality in the United States, affect nearly all of the operations of YPF Holdings. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations. In addition, especially stringent measures and special provisions may be appropriate or required in environmentally sensitive foreign areas of operation.

       Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings and, as discussed below, Maxus Energy Corporation, a wholly-owned subsidiary of YPF Holdings ("Maxus") has certain potential liabilities associated with former operations. YPF Holdings cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings for the installation and operation of systems and equipment for remedial measures and in certain other respects. Certain laws also allow for recovery of natural resource damages from potentially responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

     In connection with the sale of Maxus' former chemical subsidiary, Diamond Shamrock Chemicals Company ("Chemicals"), to Occidental Petroleum Corporation ("Occidental") in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the "Closing Date"), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

     In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus' aggregate exposure for this cost sharing being limited to US$75 million. Henkel Corporation was assigned certain of Chemicals' and Occidental's rights and obligations under such indemnity. The total expended by the Company under this cost sharing arrangement was approximately US$60 million as of December 31, 2002. The remaining portion of this cost sharing has been reserved.

     At December 31, 2002, reserves for the environmental contingencies discussed in this section totaled approximately US$77.6 million. YPF Holdings believes it has adequately reserved for all environmental contingencies that are probable and can be reasonably estimated; however, changes in circumstances and project developments could result in changes, including additions, to such reserves in the future.

     In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate, references to Maxus and Tierra Solutions, Inc. ("Tierra"). Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus' obligations.

     Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the "EPA"), the New Jersey Department of Environmental Protection and Energy (the "DEP") and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and required implementation of a remedial action plan at Chemicals' former, agricultural chemicals plant located in Newark, New Jersey. In 1998, the EPA approved the remedial design. The construction of the approved remedy was completed in early 2002 at an approximate cost of US$18.7 million. The facility is in an optimization phase, which is expected to continue through mid-2003. The work is being supervised and paid for by Tierra pursuant to the above described indemnification obligation to Occidental. YPF Holdings has fully reserved the estimated costs required to complete the optimization phase and thereafter to conduct ongoing operation and maintenance of such remedy averaging approximately US$1 million annually for ten years.

     Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which Tierra is conducting further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area is also being examined as a part of Tierra's studies. YPF Holdings currently expects the testing and studies to be completed in 2003 and cost approximately US$3 million after December 31, 2002, which amount has been fully reserved. YPF Holdings has reserved for the amount of the estimated remaining costs to be incurred by it in performing these studies. Maxus and Tierra have been conducting similar studies under their own auspices for several years. An additional US$3.5 million has been reserved in connection with continuing such other studies and related matters. Until these studies are completed and evaluated, YPF Holdings cannot reasonably forecast what regulatory program, if any, will be proposed for the Passaic River or the Newark Bay watershed and, therefore, cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River.

     Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey. According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

     The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by Tierra on behalf of Occidental, and Tierra is funding Occidental's share of the cost of investigation and remediation of these sites. Tierra may provide financial assurance for performance of the work in the form of a self-guarantee from an affiliate or a bond. Currently, the required financial assurance is provided through a self-guarantee in the amount of US$20 million. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While Tierra has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in late 2001, and the DEP is reviewing these reports. The results of the DEP's review of these reports could increase the cost of any further remediation that may be required. YPF Holdings has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately US$32.9 million as of December 31, 2002. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called "orphan" chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. The State of New Jersey has recently expressed an increased interest in possibly instituting legal action seeking recovery of its expenditures in connection with these sites. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements. In 1998, the DEP proposed new soil action levels for chromium, but the proposal remains incomplete in certain regards.

     Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the "Painesville Works"). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals' former chromite ore processing plant (the "Chrome Plant"). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the "OEPA") issued its Director's Final Findings and Order (the "Director's Order") by consent ordering that a remedial investigation and feasibility study (the "RIFS") be conducted at the former Painesville Works area. Tierra has agreed to participate in the RIFS as required by the Director's Order. In March 2002, Tierra submitted a remedial investigation report covering the entire site to OEPA. The OEPA has commented on the remedial investigation report, and it is expected to be finalized in 2003. Tierra will submit required feasibility reports separately. As of December 31, 2002, it is estimated that the cost of performing the RIFS will be approximately US$0.3 million. In spite of the many remedial, maintenance and monitoring activities performed, the former Painesville Works site has been proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"); however, the EPA has stated that the site will not be listed, so long as it is satisfactorily addressed pursuant to the Director's Order and OEPA's programs. YPF Holdings has reserved its estimated share of the cost to perform the RIFS and additional approximatey US$0.2 million for operation and maintenance at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. Tierra is studying alternatives for the possible development or use of all or portions of this site. However, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

     Third Party Sites. Chemicals has also been designated as a potentially responsible party ("PRP") by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals' plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals' share of such costs cannot be estimated at this time. At December 31, 2002 YPF Holdings has reserved approximately US$8.8 million for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable.

     The Port of Houston Authority (the "Port") has sued a number of parties, including Occidental as successor to Chemicals, alleging damage to its property as a result of contamination allegedly emanating from a number of locations, including a facility adjoining Greens Bayou formerly owned by Chemicals where DDT and certain other chemicals were manufactured. Chemicals conveyed the Greens Bayou facility to a joint venture company in 1983 and later conveyed its interest in the joint venture company to Maxus. Subsequently, in 1985, Maxus sold all interest in the joint venture company. Tierra is handling this matter on behalf of Occidental. While some of the substances of concern may have been manufactured at the Greens Bayou facility prior to these conveyances, Tierra and Maxus believe that any contamination of the Port's property that may have emanated from the Greens Bayou facility occurred after the conveyance of the joint venture in 1985. Consequently, YPF Holdings does not believe that the Port's claims will have a material adverse affect on its financial position.

Seasonality of YPF's Main Business

     YPF's results of operations are somewhat seasonal because demand for natural gas and certain refined products is typically lower in the first three months of the year, which include Argentina's summer months, and is generally higher in the third quarter, which includes Argentina's winter months. Weather patterns also have an impact on YPF's results, particularly on sales of natural gas. For example, higher than average rainfall levels in Argentina increase the amount of hydroelectric power available resulting in a decrease in natural gas sales to power generation plants.

Property, Plant and Equipment

     Most of YPF's property, consisting of interests in crude oil and natural gas reserves, refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. YPF also owns property in the United States and Indonesia. See "Item 4: Information on the Company."

Regulatory Framework and Relationship with Argentine Government

   Overview

     The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the Hydrocarbons Law, which was adopted in 1967. The executive branch of the Argentine government applies this law through the national Secretary of Energy. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petroliferos Fiscales Sociedad del Estado, YPF's predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the YPF's Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. However, the transfer of property to the provinces has not been implemented, since an amendment to the Hydrocarbons Law has not been enacted.

     In October 1994 Argentina's national Constitution was amended. Article 124 establishes that natural resources existing within a province's territory are property of such province. Article 75 of the Constitution allows the Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces, where the mineral and hydrocarbon reservoirs are located, are responsible for carrying out these laws. Legislators have submitted to the Congress new drafts of the Hydrocarbons Law. These drafts establish the provinces' ownership of the hydrocarbon reservoirs in accordance with Article 124 of the Constitution. Proposed revisions of the Hydrocarbons Law are still pending and may take place during the year 2003. However, YPF does not anticipate that adoption of these drafts will have a negative impact on its business.

     On January 6, 2002, the Argentine Congress enacted the Public Emergency Law that rescinded the 1991 Convertibility Law and granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis affecting the country. For a description of the Public Emergency Law and the fiscal and monetary crisis in Argentina, see "Item 3: Key Information--Risk Factors".

     After the enactment of the Public Emergency Law, several other laws and regulations have been enacted. The following list highlights the most significant measures enacted to date in Argentina.

      o Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps.1.40 = US$1.00, and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps.1.00 = US$1.00. The deposits and obligations converted into pesos will be thereafter adjusted in accordance with the reference stabilization index, the Coeficiente de Estabilidad de Referencia
            (CER), to be published by the Argentine Central Bank. The aforementioned adjustments became effective retroactively as of February 4, 2002. Law No. 25,642 suspended the application of the CER to obligations of up to Ps.400,000 until September 30, 2002. The CER is not applied to: (i) loans of up to US$250,000 secured by a mortgage on the permanent family property of the debtor, (ii) personal loans up to US$12,000, and (iii) personal loans up to US$30,000 secured by a pledge. These obligations are adjusted, as from October 1, 2002, by an index of salary fluctuations (Coeficiente de Variacion de Salarios).

      o Obligations governed by non-Argentine law were not converted to pesos. Substantially all of YPF's debt denominated in U.S. dollars is governed by non-Argentine law.

      o Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all obligations governed by Argentine law and payable in foreign currency, outstanding among private parties as of January 6, 2001. The obligations so converted into pesos will be adjusted through the CER index, as explained above. In the case of non-financial obligations, if, as a result of the mandatory conversion into pesos, the intrinsic value of the goods or services constituting the subject of such obligation is higher or lower than its price expressed in pesos, then either of the parties may request from the other party an equitable adjustment of the price. If the parties cannot agree on the equitable price adjustment, any of the parties may resort to the court system. During 2002, YPF has implemented and concluded the renegotiation of all contracts so converted.

      o Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all tariffs of public services and the imposition of a period of renegotiation with the governmental authorities thereafter.

      o Requirement that an advance authorization be obtained from the Argentine Central Bank in order to make certain wire transfers of funds to offshore accounts for purposes of repaying certain credit obligations.

      o Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set forth the applicable rate thereof. Executive Decrees Nos. 310/2002 and 809/2002 imposed certain customs duties on exports of crude oil, LPG and certain refined product exports.

     On March, 5, 2003, the Supreme Court, with the vote of five of its nine members, declared unconstitutional the conversion into pesos of banking deposits denominated in U.S. dollars stipulated by Decree No. 214/02 and related regulations. This decision was prompted by an action of the Province of San Luis seeking a refund of US$249 million from the Federal Government that was deposited with the Argentine National Bank (Banco de la Nacion Argentina). The Supreme Court held that the asymmetric conversion into pesos mandated by Decree No. 214/02 affected the right to property established in the National Constitution, and exceeded the limits set by the Supreme Court to the extraordinary powers granted to the government under material economic emergency situations. The Supreme Court further held that the "pesification" had also affected the principle of "legal certainty" established in the National Constitution, as the bank deposits had been made when specific legislation protecting such deposits was effective. The Supreme Court ordered the Argentine National Bank to refund to the Province of San Luis the amounts deposited in U.S. dollars or its equivalent in pesos at the exchange rate on the date of effective payment, and set a 60-day period for the parties to agree to a procedure to effect the refund. Although this ruling may have wider repercussions, it only applies to the case submitted by the Province of San Luis and does not include other matters not submitted for the decision of the Supreme Court.

   Exploration and Production

     The Hydrocarbons Law establishes the basic legal framework for regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina's hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

     The Hydrocarbons Law permits surface reconnaissance of territory not covered by exploration permits or production concessions, upon authorization of the Secretary of Energy and with permission of the private property owner. Information gained as a result of surface reconnaissance must be provided to the Secretary of Energy. The Secretary of Energy may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

     Under the Hydrocarbons Law, the national executive may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in the Oil Deregulation Decrees, and permits covering areas in which YPF was operating at the date of the YPF's Privatization Law were granted to YPF by such law. In 1991, the national executive established a program under the Hydrocarbons Law (known as the Argentina Plan) pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not in excess of 10,000 square kilometers (15,000 square kilometers offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to fifty percent (50%) of the remaining acreage covered by the permit, excluding the area of any production concession already granted. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to fifty percent (50%) of the remaining acreage.

     If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder an exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional ten-year period by application to the executive branch. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See "--Transportation" below.

     Exploration permits and production concessions require holders to carry out all necessary work to find or extract hydrocarbons, using appropriate techniques, and to make specified investments. In addition, holders are required to:

      o     avoid damage to oil fields and waste of hydrocarbons;

      o adopt adequate measures to prevent accidents and damage to agricultural activities, fishing industry, communications networks and the water table; and

      o comply with all applicable federal, provincial and municipal laws and regulations.

     Holders of production concessions, including YPF, are also required to pay royalties to the province where production occurs in the amount of 12% of the well-head price (equal to the FOB price less transportation costs and certain other reductions) of crude oil produced and 12% of the value of the used volume of natural gas produced, based on the sales price, less transportation, storage and treatment costs. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

     Exploration permits and production or transportation concessions are terminated upon any of the following events:

      o failure to pay annual surface taxes within three months of the date due;

      o     failure to pay royalties within three months of the due date;

      o substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

      o repeated failure to provide information to, or facilitate inspection by, the authorities or to utilize adequate technology in operations;

      o in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

      o     bankruptcy of the permit or concession holder;

      o     death or end of legal existence of the permit or concession holder;
            or

      o failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

     When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the Argentine government, without payment to the holder of the concession.

     The YPF's Privatization Law granted YPF 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF was exempted from such limit with regard to the exploration permits and production concessions awarded to it by Law 24,145. The National Directorate of Economy of Hydrocarbons (Direccion Nacional de Economia de los Hidrocarburos) has applied a restrictive interpretation of Section 25 and 34 of Law 17,319 and has objected to the award of new exploration permits and production concessions in which YPF has a 100% interest. If such limit is applied in the future it may affect YPF's ability to acquire 100% in new exploration permits or exploitation concessions As a consequence of the transfer of ownership of hydrocarbon-rich areas to the provinces in accordance with Decree 1055/89, regulatory Law 23,696, and Law 25,145, YPF participates in competitive bidding rounds organized since 2000 by the provincial government of Neuquen for the award of contracts for the exploration and production of hydrocarbons.

   Security Zones Legislation

     Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to, areas defined as security zones (principally, areas near Argentine borders). Prior approval of the Argentine government may be required:

      o     for non-Argentine shareholders to acquire control of YPF; or

      o if and when the majority of the shares of YPF belong to non-Argentine shareholders, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones. Because approval of Class A Shares is required for a change in control of YPF under its bylaws, and approval of the national executive or provincial governments is required for the grant or transfer of oil concessions, YPF believes that possible additional requirements under the security zone legislation will not have a significant impact on its operations.

   Natural Gas

     In June 1992, Law No. 24,076, referred to as the Natural Gas Law, was passed. This law provided for the privatization of Gas del Estado and deregulation of natural gas prices. Since January 1, 1994, natural gas prices received by producers have been deregulated.

     To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems, principally on a geographical basis (the northern and the southern trunk pipeline systems). This is designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred to two new transportation companies. The Gas del Estado distribution system was divided into eight regional distribution companies, including two distribution companies serving the greater Buenos Aires area. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders. Likewise, in 1997, a distribution license for the provinces of Chaco, Formosa, Entre Rios, Corrientes and Misiones was granted to private bidders.

     The regulatory structure for the natural gas industry creates an open-access system, under which gas producers, such as YPF, have open access to available capacity on transmission and distribution systems on a non-discriminatory basis.

     New cross-border gas pipelines have been built to connect Argentina with Chile, Brazil and Uruguay, so that producers, such as YPF, are currently exporting natural gas to the Chilean and Brazilian markets. Export of natural gas requires prior approval of the Secretary of Energy. In 2001 Resolution N(degree) 131/01 was passed by the Secretary of Energy with the intention to expedite the issuance of authorizations for natural gas exports. Decree No. 689/02 established an exception to the public emergency laws and regulations, providing that the prices of long-term natural gas sale agreements executed before the enactment the Decree and denominated in US dollars, will not be converted into pesos (Ps.1.00 = US$1.00) when the natural gas is exported to third countries.

   Transportation

     The Hydrocarbons Law permits the national executive to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Holders of production concessions are entitled to receive a transportation concession for their production. The term of a transportation concession may be extended for an additional ten-year term upon application to the executive branch. The holder of a transportation concession has the right to:

      o     transport oil, gas, and petroleum products;

      o construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

     The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretary of Energy. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law, under which concessions for transportation and distribution of natural gas also may be granted. The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by YPF at that time.

   Refining

     Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections. In addition, registration in the registry of oil companies, maintained by the Secretary of Energy, is required to operate a refinery in Argentina. The refineries operated by YPF are so registered. Registration is granted on the basis of general financial and technical standards.

   Market Regulation

     Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions have the right to produce and own oil and gas and are allowed to dispose of such production. In 2002, Decree No. 867/02 declared a temporary emergency for the provision of hydrocarbons within Argentina for the period May through September 2002, and authorized the Secretary of Energy to establish the volumes of crude oil and LPG to be sold in the domestic market until September 30, 2002. Moreover, Resolutions 140/02 and 166/02 (both derogated) established for the period June through September 2002 a percentage ceiling on crude oil exports.

     At present, YPF, as well as private companies producing oil and gas in Argentina, may sell their production in domestic or export markets, and refineries may obtain crude oil from suppliers within or outside Argentina.

     The Hydrocarbons Law authorizes the national executive to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the national executive finds domestic production to be insufficient to satisfy domestic demand. If the national executive restricts the export of oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners, and exporters shall receive a price:

      o in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products; and

      o in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34o API

     Resolution No. 85/2003 of the Secretary of Energy ratified the agreement subscribed between crude oil producers, including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil. This agreement provides that during the first quarter of 2003, the crude oil forwarded to the refineries by producers shall be invoiced and paid based on a WTI crude oil reference price of US$28.50 per barrel. The difference between this reference price and the actual WTI crude oil price, will be assigned to an "adjustment of price account" and the producer will receive the difference between the reference price and the actual WTI price from the moment that the actual WTI price falls below the reference price. The amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or to be entered into between January and March of 2003 shall incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the Peso exchange rate depreciates below Ps.3.65=US$1 (Banco de la Nacion Argentina seller quotation),
(ii) WTI crude oil prices exceed US$35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased.

     On February 25, 2003 oil producers and refiners subscribed a complementary agreement to the agreement for the stability of the price of crude oil, gasoline and gas oil. The parties to this supplementary agreement agreed to maintain the agreement for the stability of the crude oil, gasoline and gas oil in full force and effect until March 31, 2003, even though the WTI crude oil prices exceed US$35 per barrel. Moreover, the parties agreed to fix a maximum WTI reference price of US$36 per barrel in any agreement for the delivery of crude oil to the local market entered into between oil producers and refiners until March 31, 2003.

     Finally, on April 11 and June 5, 2003 oil producers and refinors subscribed the second and third agreement for the stability of the price of crude oil, gasoline and gas oil. By these agreements, the parties agreed to extend the agreement for the stability of the price of crude oil, gasoline and gas oil, as amended by the complementary agreement, until July 31, 2003. Moreover, the parties agreed that the amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of: (i) LIBOR plus 2% or (ii) 7% per year.

     On April 2002, the national government and the main oil companies, including YPF S.A., reached an agreement in order to regulate a subsidy recognized by the national argentine government to the public bus transportation companies. This agreement, named "Convenio de Estabilidad de Suministro del Gas Oil" was approved by Decree No 652/2002 and assured the transportation companies their necessary supply of gas oil at a fixed price of Ps 0.75 per liter as from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies shall compensate the difference between that value and the market price using the credit generated by that difference through compensation against the payments that the oil companies have to pay in relation to their oil exports (custom duties). This Agreement was extended up to August 31, 2002 by the "Acuerdo de Prorroga del Convenio de Estabilidad de Suministro del Gas Oil." Pending Balance as a consequence of this agreement is not material for YPF.

     Though a new agreement named "Acuerdo Trimestral de Suministro de Gas Oil al Transporte Publico de Pasajeros," the subsidy was extended up to November 30, 2002. The price of the subsidized gas oil was increased up to Ps. 0.82 per liter.

     Both the "Acuerdo de Prorroga del Convenio de Estabilidad de Suministro del Gas Oil" and the "Acuerdo Trimestral de Suministro de Gas Oil al Transporte Publico de Pasajeros" were ratified by Decree No 1012/2002.

     The "Acuerdo Trimestral de Suministro de Gas Oil al Transporte Publico de Pasajeros" was extended up to March 31, 2003 and was ratified by Decree No 704/2003.

     Finally, the "Acuerdo Trimestral de Suministro de Gas Oil al Transporte Publico de Pasajeros" was extended up to July 31, 2003 by the "Segundo Acuerdo de Prorroga del Acuerdo Cuatrimestral de Suministro de Gas Oil al Transporte Publico de Pasajeros." The price of the subsidized gas oil remains at the price of Ps. 0.82 per liter. The ratification by Decree is still pending.

   Taxation

     Holders of exploration permits and production concessions are subject to federal, provincial, and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Holders of exploration permits and production concessions must pay an annual surface tax based on the area held. In addition, "net profit" (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders is subject to a special 55% income tax. However, this special tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder thereof is subject, instead to the general Argentine tax regime, and a decree of the national executive provides that YPF is also subject to the general Argentine tax regime.

     Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior fuel tax regime which was based on the regulated price.

     In compliance with the provisions of the Public Emergency and Foreign Exchange System Reform Law, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002) customs duties on the export of crude oil at a rate of 20%, and certain products derived from crude oil and LPG at a rate of 5%.

      On June 9, 2003, the Argentine Congress enacted Law No. 25,745 establishing changes in fuel and gasoline transfer tax. The most important change is that the tax will be calculated applying a percentage rate to the fuel and gasoline net value before V.A.T. The Tax rate will be 70% on gasolines of up to 92 octanes, 62% on gasolines above 92 octanes and 19% on kerosene.

   Antitrust Agreement

     On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF would be required to assume in the event that Repsol YPF acquires a majority of the share capital of YPF. In a letter dated June 17, 1999, Repsol YPF has accepted the Ministry's requirements described below:

      o Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimates that these contracts account for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

      o By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity as of December 31, 1998, and of a number of service stations that account for a sales volume equivalent to that of Eg3 in 1998. Both of these requirements have been satisfied through the swap agreement with Petrobras. In addition to Eg3, the swap agreement encompasses other assets located in Argentina. Repsol YPF received assets in Brazil, valued at US$559 million.

      o Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation project.

      o Repsol YPF must eliminate from YPF's LPG export contracts any provisions prohibiting reimportation of LPG by the buyer.

      o By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimates that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

      o During the period until December 1, 2002, Repsol YPF must pass on, in the form of price reductions, any benefits resulting from the economies of scale in its Argentine LPG operations after the YPF acquisition. Repsol YPF believes that these benefits will consist mainly of cost reductions, which could be passed directly to consumers.

     On March 14, 2000, the Secretariat for the Defense of Competition and the Consumer of the Ministry of Economy (Secretaria de Defensa de la Competencia y del Consumidor del Ministerio de Economia) issued a press release stipulating the following series of guidelines establishing the manner in which Repsol YPF must meet its obligation under the June 16, 1999 letter of the Argentine Ministry of Economy and Public Works requiring that Repsol YPF dispose of refining assets and service stations in Argentina in connection with its acquisition of control of YPF:

     (1) Repsol YPF must make the required sale of service stations to a single purchaser.

     (2) The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF's share of the relevant geographic and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF's market share at YPF's pre-acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply of the block of service stations so sold.

     (3) The entity acquiring the service stations and refining assets must have no agreements with Repsol YPF. In addition, Repsol YPF may not transfer the assets to any related entity or to an entity with a market share greater than 10% with respect to each refining and service station activities in Argentina.

     (4) The Secretariat for the Defense of Competition and the Consumer may supervise Repsol YPF's divestment of the specified assets. The Tribunal de Defensa de la Competencia will have the authority to review Repsol YPF's disposal of the specified refining assets and service stations.

     Repsol YPF met all of the above requirements upon execution of the asset swap agreement entered into with Petrobras in December 2001.

   Repatriation of Foreign Currency

     Executive Decree No. 1589/89, relating to the Deregulation of the Upstream Oil Industry, allows YPF and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No. 1589/89, YPF and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas sales, being required to repatriate the remaining 30% through the exchange markets of Argentina.

     In July 2002, Argentina's Attorney General issued an opinion (Dictamen 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1589/89. The Attorney General's opinion was based on the assumption that Decree No. 1589/89 was superseded by other decrees (Decree No. 530/91 and 1606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General's opinion. On December 9, 2002, YPF filed a declaratory judgment action (Accion Declarativa de Certeza) before a Federal Court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank, and requesting confirmation of YPF's right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF's access to and use of 70% of the foreign exchange proceeds from its exports, as stipulated by the original decree. Resolution of an appeal filed by the Central Bank and the Ministry of the Economy against this injunction is still pending before the Federal Court of Appeals, which will have to confirm or overturn the decision of the federal judge.

     On December 27, 2002, the government issued Decree No. 2703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2703/02 mention natural gas and liquefied petroleum gas as covered by this regime, an express mention of natural gas and liquefied petroleum gas is not included in the rest of Section 1. However, taking into account the rights granted by Decree No. 1589/89, YPF applies this regime to the export of crude oil, liquefied petroleum gas and natural gas. The recitals of Decree No. 2703/02 restate the interpretation maintained by the Attorney General that Decree No. 1589/89 has been repealed by Decree Nos. 530/91 and 1606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action and, therefore, the issue will have to be resolved by the federal courts. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, based on the Attorney General's opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail. YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1606/01 and Decree 2703/02. YPF will maintain its position before the Federal Court of Appeals without prejudice to any other related actions it may take in order to protect its rights.

ITEM 5.  Operating and Financial Review and Prospects

     You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report. YPF prepares its consolidated statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 14 and 15 to the Consolidated Financial Statements provides a summary and the effect of the significant differences on net income and shareholders' equity under Argentine GAAP and U.S. GAAP. Note 16 provides certain additional disclosures required under U.S. GAAP.

Overview

   Macroeconomic circumstances

     During 2002, the Company continued to face an adverse economic scenario, both in Argentina and at the international level.

     At the international level, the political uncertainty that has dominated the markets in recent years, including the energy market, continued throughout 2002. In particular, worldwide oil demand remained stagnant at the same level of two years ago although during 2002 it was accompanied by prices uncharacteristically high for a recessionary environment. Market conditions for the oil sector in 2002 were less favorable than in 2001 despite slightly higher Brent Crude oil prices. Average price for West Texas Intermediate crude oil during 2002 was $26.20 per barrel, a 1.2% increase with respect to 2001. Refining margins were at their lowest for the past years, and petrochemical margins were typical of a low cycle, similar to 2001.

     In Argentina, the year 2002 will probably be remembered as the worst year in the recent modern history of the country. In 2002, after the peso depreciation, the open default of public debt and the freeze of bank deposits at the beginning of the year, the economic activity collapsed in the first quarter, with a deep fall in production and sales, high unemployment, inflation, high levels of poverty and social distress. In only three quarters -between the second quarter of 2001 and the first quarter of 2002- GDP fell by more than 15%. The foreign sector continued reflecting the downward adjustment of the economy. In 2002 the trade surplus amounted to U$16,365 million reflecting a decrease of 50% in imports and a slight decline of 4.7% in exports.

     The Argentine economy closed 2002 with a stronger performance, in sharp contrast to the beginning of 2001. The last quarter of 2002 showed an improvement in economic conditions therefore providing more encouraging prospects. The economic activity had stopped falling during the second half of the year, particularly export-oriented activities and production of products typically imported. The exchange rate stabilized, and private sector deposits and reserves at the Central Bank increased. Fiscal accounts steadily improved thanks to increasing revenues associated with inflation and the new export tax. Finally, in the last quarter the economy showed for the first time in 2002, monthly inflation rates below 1%, helped by a cautious monetary policy, and the absence of price and salary indexation mechanisms.

     At the beginning of 2003, Argentina finally reached an agreement with the International Monetary Fund based on a short-term economic program providing a financial bridge for the political transition expected to take place after the presidential elections. The agreement with the IMF also unlocked lending from the World Bank and the Inter-American Development Bank, avoiding Argentina's default with these international financial institutions. After the inauguration of Mr. Kirchner as Argentina's president, the Government and the IMF expect the transitional program will lay the foundation for a more comprehensive program of fundamental reforms, to be developed after the elections. YPF believes that political uncertainty surrounding the assumption of a new government is likely to continue to affect the performance of the Argentine economy, impacting consumption and investment decisions in Argentina.

     Although the social and economic situation has improved, important issues remain unsolved, such as renegotiating the external public debt and public utility contracts, restructuring the financial system and redesigning the fiscal federal regime. All these issues are expected to be undertaken by the new administration, with the support of the IMF and other multilateral organizations.

     For the hydrocarbons industry, 2002 also concluded in a better way than it started. In the first half of the year, domestic demand for crude oil fell accompanying the recession, while the industry faced new taxes, restrictions on crude oil exports, and potential price controls on gasoline and diesel.

     At the end of the year, the oil sector was operating in an improving economic framework. Oil exports restrictions had been lifted, export taxes were reduced and oil and gas companies' right to keep abroad up to 70% of their export proceeds was confirmed by Decree. However, actions by the attorney general and the Central Bank have created some level of legal uncertainty in this regard; see "Item 8. Legal proceedings-YPF". The natural gas industry is expected to continue facing difficulties as a result of price controls on domestic natural gas prices which froze retail prices during the year.

     YPF cannot predict future macroeconomics events in Argentina or in the rest of the world, but it expects its domestic operations to continue being adversely affected by economic and political events in Argentina.

     Presentation of financial statements

     The Consolidated Financial Statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Argentine GAAP. The consolidated financial statements for the period ended December 31, 2001 and December 31, 2000 which are presented for comparative purposes, were restated to constant Argentine pesos as of December 31, 2002 to reflect the effect of changes in the purchasing power of money for the year then ended. (See Note 1 to the Consolidated Financial Statements).

   YPF's Characteristics

     YPF's operations are affected mainly by changes in international oil prices and by economic changes in Argentina.

     The average export sales price per barrel realized by YPF from Argentina was US$21.64 in 2002, US$20.67 in 2001, and US$26.9 in 2000. Future changes in international oil prices and the fluctuation of the peso against the dollar will continue to affect YPF's results.

     YPF's results of operations are somewhat seasonal because of shift in demand between the summer and winter months. Weather patterns may also impact YPF's results, particularly affecting sales of natural gas to power generation plants, which activity decreases as high rainfall levels stimulates production of hydroelectric power.

     YPF conducts its main activities in Argentina, where 85% of total consolidated sales were made during 2002, including oil and products exports.

     YPF organizes its business along the following areas of activities:

o        Upstream:

         -    Exploration and Production;

o        Downstream:

         -    Refining and Marketing

         -    Chemical

o        Natural Gas and Electricity.

     "Corporate and Others" include other activities such as corporate administration costs, assets, construction activities and the operation of Tierra Solutions Inc.

     Exploration and Production sales to third parties within Argentina and abroad include natural gas, a percentage of crude oil production and fees for provided services (primarily transportation, storage and treatment). In addition to this, crude oil produced by YPF in Argentina or received from third parties in Argentina pursuant to service contracts is transferred from Exploration and Production to Refining and Marketing at a transfer price that reflects Argentine market prices, which fluctuate according to international prices. Under certain circumstances, Refining and Marketing purchases crude oil from third parties.

     YPF is controlled by Repsol YPF, an international oil and gas company based in Spain. As of December 31, 2002, Repsol YPF controls YPF through a 99.04% shareholding. Repsol YPF is an integrated oil and gas company engaged in all aspects of the petroleum activity, such as exploration, development and production of crude oil and natural gas, transportation of crude oil, refined products, LPG and natural gas, petroleum refining, production of a wide range of petrochemical products and marketing of crude oil, petroleum derivatives, petrochemicals, LPG and natural gas.

Critical Accounting Policies

     Basis of presentation of financial statements

     Our accounting policies are described in Notes 1 and 2 to the Consolidated Financial Statements. We prepare our Consolidated Financial Statements in conformity with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Argentine GAAP require us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

     Functional Currency

     YPF has determined the US dollar as its functional currency, because YPF transacts more of its operations in US dollars or indexed to US dollars than in any other currency. For U.S. GAAP reconciliation purposes, financial statements are remeasured into US dollars and the assets and liabilities translated into Argentine pesos at the exchange rate prevailing at period-end and revenues, expenses gains and losses are translated at the exchange rate existing at the time of each transaction, or, if appropriate, at a weighted average of the exchange rates during the period.

     In determining the functional currency, we make judgements based on the collective economic indicators affecting YPF. The economic indicators we review include the currency in which cash flows are denominated, how sales prices are determined, the sales markets in which we operate, how our operating costs are derived, how financing is obtained and the level of intercompany transactions with Repsol YPF. A significant change in the facts and the circumstances relating to the collective economic indicators discussed above would result in our reassessing the functional currency.

      Exchange difference for the valuation of assets and liabilities in foreign currency

     As of December 31, 2002, assets and liabilities denominated in U.S. dollars were valued at Ps.3.27 and Ps.3.37 for each US$1, respectively. (See Note 13 to the Consolidated Financial Statements).

     As of December 31, 2001, amounts in foreign currencies have been valued at the relevant exchange rates in effect as of year-end, including accrued interest, if applicable. Assets and liabilities in U.S. dollars, were valued at the Ps.1 to US$1.00 exchange rate which was effective as of the suspension date of exchange market transactions, according to the provisions of Resolution MD No. 1/02 of the Professional Council in Economic Sciences of the City of Buenos Aires and of Resolution No. 392 of the CNV. The exchange rate as of the close of business of the first day the exchange market reopened ranged from Ps.1.60 to Ps.1.70 to US$1.00 (selling rate). Exchange differences have been credited (charged) to current income. Net loss for exchange differences charged to the income statements for the years ended December 31, 2002, 2001 and 2000 amounted to Ps.2,143 million, Ps.90 million and Ps.45 million, respectively.

     Oil and Gas reserves

     YPF prepares its assumptions and estimates regarding oil and gas reserves taking into consideration the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the U.S. Financial Accounting Standards Board. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and liquids related to natural gas which geological and engineering data demonstrates with reasonable certainty that can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. Prices include consideration of changes in existing prices only by contractual arrangements, but not of escalations based upon future conditions. In order to estimate its proved reserves, YPF prepares internal studies and uses, to a certain extent, reports of independent engineers.

     Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and current economic conditions as of each balance sheet date. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

     Unproved reserves are those with less than reasonable certainty of recoverability and are classified as either probable or possible.

     YPF follows the "successful effort" method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

     Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

     The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

     The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

     Estimated future abandonment and plugging costs have been considered in determining depreciation rates.

     Therefore, YPF's management must make reasonable and supportable assumptions and estimates with respect to (i) the market value of reserves, (ii) oil fields' production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) appropriate risk factors for unproved reserves and other factors. Such assumptions and estimates have a significant impact on calculations in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect in both the depreciation and the impairment tests on investments in areas with oil reserves.

     Depreciation

     Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2002, 2001 and 2000 YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps.1,603 million, Ps.1,802 million and Ps.1,542 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected by higher depreciation expense.

     YPF uses this accounting policy instead of the full cost method because it provides for a more accurate recognition of the success or failure of the exploration and production activities on a field by field basis. If the full cost method were used all costs would be capitalized and depreciated and an impairment test could be performed on an entire country basis.

     Impairment of long-lived assets

     YPF has historically followed a policy of analyzing the recoverability of its held-for-use assets on an overall basis for Argentine GAAP purposes. With respect to operations that were held pending sale or disposal, YPF's policy was to record these assets at amounts that did not exceed net realizable value. The recoverability calculation is based on our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Computations of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

     Future adverse changes in market conditions or poor operating results could result in losses or an inability to recover the carrying value of the long-life assets that may not be reflected in an asset's current carrying value, thereby possibly requiring an impairment charge in the future.

     Under U.S. GAAP, for proved oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-lived assets held and used by YPF are aggregated so that the cash flows produced by each group of assets may be separately analyzed. Each asset is tested by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds fair value of the assets. When fair values are not available, YPF estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

     Asset retirement obligations

     Future estimated retirement obligations related to oil and natural gas and other facilities are considered by YPF in determining depreciation rates. These removal costs are based on management's best estimate of the time that the event will occur and the assertion of costs to be met with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect in provisions and charges related to the retirement of the Company's assets.

     Environmental liabilities

     Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or, YPF's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, YPF revises its estimate of costs to be incurred in environmental assessment and/or remediation. YPF has provided Ps.48 million, Ps.33 million and Ps.41 million as of December 31, 2002, 2001 and 2000, respectively in relation to environmental remediation.

     Litigation and other contingencies

     Reserves are established to cover litigation and other contingencies which are probable and can be reasonably estimated. The final costs arising from the litigation and other contingency may vary from YPF's estimates on differing interpretations of laws, opinions and final assessments on the amount of claims. As such, changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the amount of reserves for litigation and other contingencies recorded. YPF has recorded reserves of Ps.679 million, Ps.687 million and Ps.707 million as of December 31, 2002, 2001 and 2000, respectively.

     New professional accounting standards

     From January 1, 2003, YPF applies the new accounting principles in Argentina (Technical Resolutions No. 16 to 20 of the Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.)), which will introduce significant changes to the current standards in relation to valuation and disclosure criteria. (See Note 2 m to the Consolidated Financial Statements).

     The application of these new accounting standards increased shareholder's equity as of December 31, 2002 by Ps.462 million.

YPF's Reorganization

     In line with Repsol YPF's worldwide strategic assets reorganization and disinvestment plan, YPF has conducted a series of transactions, which included the sale of some assets located outside of Argentina, the merger of some subsidiaries, strategic divestitures and acquisitions in South America and elsewhere, including transactions with affiliated companies. See "Item 4:
Information on the Company History and Development of YPF--Deregulation, Privatization and Recent Developments." The reorganization and divestitures effected by us in recent years may affect the comparability of our results of operations and financial results for 2000, 2001 and 2002, and for future years.

Consolidated Oil and Gas Reserves and Production

     The following table sets forth YPF's estimated proved reserves of crude oil and natural gas on a consolidated basis at December 31, 2002, 2001 and 2000. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission.

                                                                                           At December 31,
                                                                                  --------------------------------
                                                                                  2002          2001          2000
                                                                                  ----          ----          ----
                                                                                        (millions of barrels)
Estimated proved crude oil reserves(1)(2)
   Developed..............................................................        1,136        1,343         1,261
   Undeveloped............................................................          251          322           401
                                                                                  -----       ------        ------
   Total..................................................................        1,387        1,665         1,662
                                                                                  =====       ======        ======

                                                                                      (billions of cubic feet)
Estimated proved natural gas reserves(1)(2)
   Developed..............................................................        6,801        7,512         7,267
   Undeveloped............................................................        2,173        2,667         2,821
                                                                                  -----       ------        ------
   Total..................................................................        8,974       10,179        10,088
                                                                                  =====       ======        ======

                                                                                        (millions of barrels)
Crude oil production(1)(2)................................................          160          182           164

                                                                                       (billions of cubic feet)
Natural gas production(1)(2)..............................................          542          559           619

---------------------------------------
(1) Crude oil (including condensate and natural gas liquids) and gas reserves and production amounts are stated before making any deductions in respect of royalties. Royalties on YPF's production are accounted for as a cost of production and are not deducted in determining net sales.

(2) All information relating to YPF's oil and gas production has been determined in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission and Statement of Financial Accounting Standards No. 69, and such amounts may differ from actual production amounts and actual deliveries of oil or natural gas.

Results of Operations

     The following table sets forth certain financial information as a percentage of net sales for the years indicated.

                                                                                    Year Ended December 31,
                                                                              -----------------------------------
                                                                              2002           2001            2000
                                                                              ----           ----            ----
                                                                                   (percentage of net sales)
Net sales...........................................................          100.0%          100.0%         100.0%
Cost of sales.......................................................          (56.4)          (59.6)         (57.6)
                                                                              -----           -----          -----
Gross profit........................................................           43.6            40.4           42.4
Administrative expenses.............................................           (2.2)           (2.7)          (2.1)
Selling expenses....................................................           (5.4)           (9.4)          (6.7)
Exploration expenses................................................           (1.2)           (1.2)          (1.7)
                                                                              -----           -----          -----
Operating income....................................................           34.8            27.0           31.9
                                                                              =====           =====          =====

2002 Compared to 2001

   YPF

     Net sales for the year ended December 31, 2002 were Ps.19,599 million compared with Ps.17,810 million in 2001, which represents an increase of 10%. This increase mainly reflects higher proceeds in pesos from the export of crude oil and products as a result of a favorable exchange rate on dollar-denominated exports partially compensated by a decrease in volumes sold both in the internal and external markets, as well as lower margins from natural gas retail sales due to price controls.

     The cost of sales in 2002 was Ps.11,057 million (including Ps.2,585 million from Global), compared to Ps.10,622 million (including Ps.1,946 million from Global) in 2001. Cost of sales in Argentina rose in line with inflation (the increase in the wholesale price index was 118%). The decrease in cost of sales as a percentage of net sales mainly reflects lower growth of our cost of sales, which consists mainly of expenses incurred in pesos, as compared to the growth of our sales most of which are transacted in dollars. The lower growth of our cost of sales is mainly due to the appreciation of the dollar against the peso during 2002. Our costs in pesos increased approximately 107% during 2002, along with the wholesale price index, while the accumulated appreciation of the dollar for the same period was 237%.

     Operating income in 2002 was Ps.6,820 million compared to Ps.4,810 million in 2001, an increase of 42%. Operating income was positively affected in 2002 by a decline of Ps.632 million in selling expenses mainly due to a decrease in allowances for doubtful trade receivables. Also contributing to the increase in operating income was an increase in gross profit of Ps.1,354 million, mainly reflecting the effect of the devaluation of the peso which resulted in an increase in the amount of local currency received from exports paid for in foreign currencies

     The increase in operating income was offset by the impact of foreign exchange differences on liabilities of Ps.4,177 million principally related to the financial debt denominated in dollars and an increase of Ps.2,034 million related to gains on assets denominated in dollars. In addition, the effect of the inflation adjustment method in the monetary net assets denominated in fixed pesos negatively impact results by Ps.513 million, reflecting the financial losses in the purchasing power of money of those net assets.

     Additionally, other expenses net in 2002 amounted to Ps.430 million, an increase of 56% as compared to Ps.275 million during 2001, mainly reflecting a higher tax rate on checking account debits and credits, provisions related to pending lawsuits and write-offs of unrecoverable other receivables.

     Those non operating losses were partially compensated by a positive result coming from the sales of long-term investments of Ps.687 million, mainly from the sale of interests in Bolivia, Chile and Indonesia compared to a loss of Ps.273 million in 2001. As a consequence of the net effects described above, net income before taxes, minority interest and preferred stock dividends increased 13% from Ps.3,331 million in 2001 to Ps.3,759 in 2002.

     Income tax during 2002 was Ps.415 million compared to Ps.1,541 million in 2001. The decrease in the effective tax rate in 2002 was a consequence of smaller tax earnings which did not include, among others, Ps.1,743 million of translation gains of foreign assets.

     Net income for 2002 was Ps.3,344 million in comparison to Ps.1,788 million in 2001, an increase of 87%, mainly from the increase in operating income, the income from sale of noncurrent assets and the decrease of income tax, partially offset by the negative effect of exchange rate differences.

   Upstream

     - Exploration and Production

     Exploration and Production net sales during 2002 were Ps.12,925 million compared to Ps.10,634 million in 2001, an increase of 22%. Net crude oil sales increased Ps.3,973 million mainly due to a higher exchange rate that favorably impacted both export and domestic sales. The impossibility of adjusting natural gas prices due to price controls in the domestic market partially offset higher revenue from crude oil sales resulting in a decrease in natural gas sales of Ps.529 million. The transfer of participation interests in companies of Venezuela and Bolivia to Repsol YPF and the disposition of assets in Indonesia reduced sales by approximately Ps.1,200 million. Exploration and Production sales include sales to related parties and intersegment sales.

     Crude oil, condensate and natural gas liquids production during 2002 decreased to 439 thousand barrels per day compared to 501 thousand barrels per day obtained in 2001, mainly as a result of the sale of interests in Indonesia, Venezuela and Bolivia. Natural gas production decreased to 1,487 million cubic feet per day in 2002 from 1,535 million cubic feet per day in 2001, also reflecting the sale of production assets.

     Exploration and Production operating income increased 48% to Ps.6,712 million compared to Ps.4,535 million in 2001. This increase reflects higher sales of Ps.3,444 million in Argentina thanks to higher prices in pesos, partially compensated by higher expenses in Argentina of Ps.830 million, originated by higher royalties payments of Ps.415 million, an increase in purchases of Ps.190 million and an increase of Ps.98 million in depreciation reflecting an increase in the level of investments in Argentine pesos. Exploration and Production operating income in 2001 included Ps.419 million related to assets sold in 2002.

   Natural Gas and Electricity

     Net sales reached Ps.344 in 2002 compared to Ps.244 in 2001, mainly reflecting dollar-denominated sales of Mega, partially offset by domestic natural gas sale prices which have remained frozen in pesos at their pre-devaluation level.

     Natural Gas and Electricity operating income increased 119% to Ps.136 million compared to Ps.61 million in 2001, mainly reflecting an increase of Ps.87 million in the operating income of Mega, which reflects higher proceeds in pesos from exports paid for in foreign currencies. See "Item 4. Information on the Company--Natural Gas and Electricity Markets Distribution--Liquid Natural Gas."

   Downstream

     - Refining and Marketing

     Net sales in 2002 were Ps.16,945 million, a 44% increase compared to Ps.11,803 million in 2001, mainly reflecting an increase in sales of Ps.3,687 million due to the assumption by the Refining and Marketing division of the operations related to crude oil sales to third parties from Exploration and Production in 2001. We also registered an increase of Ps.1,455 million originated by higher revenues in pesos from exports due to the peso devaluation and higher prices of exports, partially offset by the implementation of government imposition of custom duties on exports since the second quarter of 2002. Refining and Marketing sales include sales to related parties and intercompany sales.

     Refining and Marketing operating loss in 2002 was Ps.46 million, compared to operating income of Ps.402 million in 2001. The operating loss mainly reflects the significant increase in crude oil prices in pesos which could not be completely transferred to end users due to pesification prices during first part of the year and lower demand during 2002, partially offset by lower marketing expenses that were nevertheless affected by higher transportation costs.

     Refinery throughput in 2002 reached 310,000 barrels per day, representing a utilization rate of 89.8%. Processing capacity decreased to 319,500 barrels per day during 2002 due to modifications made at the Lujan de Cujo refinery.

     - Chemical

     The Chemical business unit sells products in both the domestic and the international markets.

     Net sales during 2002 were Ps.1,572 million, an increase of 54% compared to Ps.1,023 million in 2001, mainly reflecting an increase of volumes sold, accompanied by higher prices in domestic and international markets. Higher sales contributed to an increase of Ps.337 million in operating income compared to break-even results in 2001. Profertil also contributed Ps.108 million to 2002 operating income.

2001 Compared to 2000

   YPF

     Net sales for the year ended December 31, 2001 were Ps.17,810 million compared to Ps.18,897 million in 2000, which represents a decrease of 6%. This decrease in mainly the result of decreasing oil prices during 2001.

     Exploration and Production net sales decreased to Ps.10,634 million in 2001 (including Ps.4,794 million transferred to Refining and Marketing, representing mainly crude oil) from Ps.11,881 million in 2000 (including Ps.5,728 million transferred to Refining and Marketing, primarily crude oil). This decrease of 10% was principally due to the fall in international crude oil prices, where the average price of the West Texas Intermediate (WTI) experienced a decrease of 14.52%, from US$30.30 in 2000 to US$25.90 in 2001. Refining and Marketing net sales during 2001 decreased to Ps.11,803 million compared to Ps.13,130 million in 2000. This decrease resulted mainly from lower revenues from the domestic market and from Global due to decreases in volume sales.

     Cost of sales in 2001 was Ps.10,622 million (including Ps.1,946 million from Global), compared to Ps.10,878 million in 2000 (including Ps.2,540 million from Global), a 2.35% decrease. Excluding Global, cost of sales increased Ps.338 million, an increase of 4%, mainly attributable to higher depreciation of fixed assets charges and higher preservation and maintenance and remediation costs related to fields incorporated through the merger with Astra, which were partially compensated with lower expenses in royalties paid and crude oil purchases from third parties, both of which are directly related to the evolution of crude oil prices.

     Operating income in 2001 was Ps.4,810 million compared to Ps.6,049 million in 2000, a decrease of 20.5%. This decrease primarily reflects lower average international crude oil prices, lower prices of refined products for export and the effect of a Ps.493 million expense related to allowances for doubtful trade receivables, partially offset by an increase in export volume sales.

     Net income for 2001 was Ps.1,788 million compared to Ps.2,681 million in 2000, a 33% decrease, principally due to lower crude oil prices. Net income includes a Ps.277 million gain related to the sale of long-term investments and joint venture interests, a Ps.550 million loss from the valuation of YPF's investment in Indonesia at its estimated realizable value, which divestiture was approved by YPF Board of Directors in December of 1999, and a Ps.295 million loss from the valuation of other YPF's long-term investments at their estimated realizable value. During 2001, YPF accrued Ps.1,541 million of income tax, 23% lower than the Ps.1,999 million accrued in 2000. The decrease is mainly due to lower net income before taxes.

     Net income before the sale of long-term investments, assets to be disposed of, income tax expense, and minority interest and preferred stock dividends in 2001 would have been Ps.3,603 million in comparison to Ps.5,132 million in 2000, a decrease of 30%. Interest expense increased 15% to Ps.643 million in 2001 from Ps.559 million in 2000, reflecting mainly the effect of higher average levels of debt. Other financial income (expense) and holding gains (losses), excluding interest expenses on liabilities, was Ps.35 million loss in 2001 compared to Ps.216 million income in 2000, a 116% decrease, mainly due to higher holding losses on inventories in 2001.

     In 2001, other expenses decreased 55% to Ps.275 million from Ps.611 million in 2000. Other expenses as of December 31, 2000, include a Ps.238 million loss related to the fine imposed by Resolution No. 189 from Department of Industry, Commerce and Mining of Argentina, described in Note 10(b) to the Consolidated Financial Statements. See "Item 8: Financial Information--Legal Proceedings."

   Upstream

     - Exploration and Production

     Exploration and Production net sales in 2001 were Ps.10,634 million compared to Ps.11,881 million in 2000, which represents a decrease of 10.5%. Crude oil net sales decreased Ps.1,593 million from Ps.9,675 million in 2000 to Ps.8,082 million in 2001, principally reflecting falling international crude oil prices. Net natural gas sales were Ps.2,208 million in 2001 compared to Ps.1,907 million in 2000, an increase of 15.7%. This increase was mainly due to higher sale prices and higher sale exports to Bolivia and Brazil.

     Crude oil, condensate and natural gas liquids production during 2001 increased 11.6% to 501 thousand barrels per day from 449 thousand barrels per day during 2000, principally as a result of an increase of the production in Argentina and Bolivia, partially compensated by the sale of YPF's interests in Ecuador and Venezuela. See "Item 4: Information on the Company--Exploration and Development Properties and Production." Natural gas production during 2001 decreased 9.7% to 1,532 million cubic feet per day from 1,696 million cubic feet per day in 2000, principally reflecting natural gas market conditions and the sale of Santa Cruz I and Santa Cruz II in the Austral Basin.

     Exploration and Production operating income was Ps.4,535 million in 2001 compared to Ps.6,168 million in 2000, which represents an decrease of 26.5%. This decrease of Ps.1,633 million in operating income was mainly driven by a decrease in crude oil sales and by an increase of Ps.458 million in the cost of sales, from Ps.5,305 million in 2000 to Ps.5,763 during 2001, principally reflecting higher depreciation costs moderated by lower royalty payments. The decrease in Exploration and Production operating income was partially offset by higher natural gas sales.

   Downstream

     - Refining and Marketing

     Net sales in 2001 were Ps.11,803 million, a 10% decrease compared with 2000 sales, reflecting lower domestic sales due to the fall of the economic activity in Argentina, moderated by an increment in export volumes with lower selling prices. Revenues from activities within the United States also decreased, mainly reflecting lower volumes and prices.

     Operating income increased to Ps.402 million during 2001 from Ps.151 million in 2000, reflecting lower crude oil prices partially offset by higher selling expenses. Marketing margins in Argentina improved, mainly due to sustained product prices. Refinery throughput in 2001 reached 288,000 barrels per day, representing a 86% utilization rate. Total capacity is 334,000 barrels per day. Refinery runs were 1% below the 291,000 barrels per day refined during 2000, which represented an 87% utilization rate. This decrease in production reflects lower demand for refined products in the domestic market partially offset by higher demand in the international market.

     During 2001, YPF revenues from exports of refined products decreased 0.4% in comparison to 2000, mainly due to lower prices in gasoline, fuel oil and diesel for export, partially offset by higher volumes sold.

     - Chemical

     The Chemical business unit sells products in both the domestic and the international markets.

     Net sales during 2001 were Ps.1,023, a decrease of 2.49% with respect to 2000 net sales, mainly due to lower volumes in the export market and higher prices in both export and domestic markets. Operating income during 2001 decreased Ps.7 million (100%).

   Natural Gas and Electricity

     Natural gas market distribution business involves the marketing of Exploration and Production's natural gas produced in Argentina . The majority of revenues come from marketing fees paid by the Exploration and Production unit, calculated over total domestic and export sales of natural gas. Other sources of revenue are gas treatment services to third parties producers in the Neuquen basin. The Electricity segment does not produce any independent revenue.

     Total Natural Gas and Electricity revenues during 2001 were Ps.244 million, which represents more than 1% of YPF's total net sales, including inter-segment sales. Operating income was Ps.61 million, which represents more than 1% of YPF's total operating income

Liquidity and Capital Resources

     Net cash flow from operating activities was Ps.5,406 million in 2002, as compared to Ps.3,967 million in 2001, an increase of 36%. This increase was principally due to the increase of Ps.1,855 million in operating income net of other expenses. Additionally changes in working capital reduced operating cash flow by Ps.279 million in 2002.

     Significant sources of cash for investing and financing activities in 2002 included proceeds of Ps.1,479 million from the sale of long-term investments in Chile, Indonesia and Bolivia. In 2001, the main sources of cash for investing and financing activities included Ps.3,269 million from the sale of long-term investments, mainly of EG3, Electricidad Argentina S.A., and assets in Ecuador and Venezuela.

     The principal uses of cash from investing and financing activities in 2002, included Ps.2,693 million in fixed assets acquisitions and Ps.3,737 million for net repayments of outstanding loans. In 2001 the principal uses of cash from investing and financing activities included Ps.2,807 millions in fixed assets acquisitions, Ps.3,604 million in dividend payments, Ps.751 million for net repayments of outstanding loans and Ps.903 million in capital contribution to EG3 and for the acquisition of an additional interest in Andina.

     We believe that our cash flow from operating activities, our main source of funding will be primarily affected by changes in international oil prices and to a lower extent by our ability to transfer the impact of any increases in international prices in dollars to domestic prices in pesos.

   Capital Expenditures

     Of the approximately Ps.3,111 million of capital and exploration expenditures in 2002, approximately Ps.2,674 million represented Exploration and Production capital and exploration expenditures, including Ps.2,459 million in development investment and Ps.215 million in exploration investments. Refining and Marketing capital expenditures amounted Ps.286 million of which Ps.113 million represented Chemical capital investment.

     Expected capital investment and exploration expenditures for 2003 include approximately US$664 million of projected capital and exploration expenditures for Exploration and Production, approximately US$129 million for Refining and Marketing, approximately US$24 million in Chemical business, and approximately US$20 million for Natural Gas and Electricity. YPF expects to finance its 2003 capital expenditure budget mainly through cash from operations. Actual capital investment and exploration expenditures may differ from these estimates.

   Dividends

     The Annual Ordinary and Extraordinary Shareholders' Meeting held on April 10, 2002, approved an annual dividend of Ps.2 per share, proposed by the Board of Directors on its meeting of November 29, 2001. The dividend was paid on December 5, 2001. At the same meeting the shareholders approved a reserve of Ps.1,694 million for future dividends. Under Argentine law, the Board of Directors has the right to declare annual dividends subject to further approval of shareholders at the next shareholders' meeting. The Board has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the Company's economic and financial circumstances.

     On November 7, 2002, the Board of Directors approved dividends of Ps.1,569 million to be paid out of the reserve for future dividends approved by the Shareholders' Meeting of April 10, 2002. Such dividend was mostly offset against certain receivables held by Repsol YPF, our majority shareholder, for an amount of Ps.1,532, and the balance with minority shareholders was paid in cash with free available funds.

     The Shareholders' Meeting held on April 9, 2003 approved a dividend of Ps.5 per share, which was paid on April 22, 2003, and approved a Ps.1,023 million reserve for future dividends. The Board has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the Company's economic and financial circumstances.

   Financial Condition

     Our net debt at December 31, 2002 and 2001 was calculated as follows:

                                                                         As of December 31,
                                                                        --------------------
                                                                        2002            2001
                                                                        ----            ----
                                                                          (millions of Ps.)
Long-term debt................................................           2,728          2,512
Short-term debt...............................................           1,529          2,394
                                                                         -----          -----
   Total debt.................................................           4,257          4,906
Less
   Cash.......................................................            (248)           (85)
   Temporary cash investments.................................            (426)          (155)
   Long-term financial investments............................             (18)           (61)
                                                                         -----          -----
      Net debt................................................           3,565          4,605
                                                                         =====          =====

     The following table sets forth the sources of debt variation at December 31, 2002 and 2001:

                                                                                              As of December 31,
                                                                                             --------------------
                                                                                             2002            2001
                                                                                             ----            ----
                                                                                               (millions of Ps.)
Net debt at the beginning of the period............................................          (4,605)        (3,182)
   Merger with Astra...............................................................              --         (2,608)
   Net cash flow...................................................................           5,685          4,730
   Divestments.....................................................................           1,479          3,269
   CAPEX...........................................................................          (2,693)        (2,807)
   Dividend paid...................................................................             (37)        (3,604)
   Variation in commercial working capital and other...............................          (3,394)          (403)
                                                                                             ------         ------
Net debt at the end of the period..................................................          (3,565)        (4,605)
                                                                                             ======         ======

     The following table sets forth information with regard to our commitments for the periods indicated below with regard to our debt:

                                                                        Expected Maturity Date
                                                  -------------------------------------------------------------------
                                                  2003      2004      2005       2006      2007    Thereafter   Total
                                                  ----      ----      ----       ----      ----    ----------   -----
                                                                           (million of US$)
Debt......................................         454       329        25         25       236       195      1,264

     Total debt outstanding as of December 31, 2002, was US$1,264 million (Ps.4,257 million), consisting of short-term debt (including the current portion of long-term debt) of US$454 million (Ps.1,529 million) and long-term debt of US$810 million (Ps.2,728 million). As of December 31, 2002, all of our debt was denominated in U.S. Dollars. The main operations with derivatives are detailed in Note 16 (b) to the Consolidated Financial Statements. See also "Item 11:
Quantitative and Qualitative Disclosures about Market Risk."

     Since September 2001, YPF has repurchased certain of its publicly-traded bonds in open market transactions on an arms' length basis. As of March 31, 2003 YPF has repurchased approximately US$284.5 million of such bonds, which have not been cancelled and remain in its investment portfolio. YPF may from time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF's own judgment the market conditions are attractive.

   Contractual Obligations

     The following table sets forth information with regard to YPF's commitments under commercial contracts for the years indicated below, as of December 31, 2002:

                                                                   Less                           More
                                                                   than      1 - 3     3 - 5     than 5
                                                       Total      1 year     years     years      years
                                                       -----      -----      -----     -----     ------
                                                                            (million of US$)
Contractual Obligations
Debt...........................................        1,264        454       354       261       195
Purchase Obligations(1)
Purchases of services..........................          759         76       114        95       474
Purchases of goods.............................          387         93       110        37       147
   LPG.........................................           20          7        11         2        --
   Electricity.................................          135          9        18        18        90
   Natural gas.................................          128         65        58         5        --
   Steam.......................................           87          6        12        12        57
   Others......................................           17          6        11        --        --
                                                       -----        ---       ---       ---       ---
      Total....................................        2,410        623       578       393       816
                                                       =====        ===       ===       ===       ===

---------------------------------------

(1) Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using YPF's best estimates.

                                                                              Less than     1 - 3      3 - 5      More than 5
                                                                     Total      1 year      years      years        5 years
                                                                     -----    ---------     -----      -----      -----------
                                                                                            (million of US$)
Sale Commitments
Crude oil sales.............................................          559        135          176        176            72
Natural Gas sales...........................................        6,321        400          951        899          4,071
LPG sales...................................................            6          2            4         --             --
Other petroleum and petrochemical product sales.............          833        152          185        148            348
                                                                    -----        ---        -----      -----          -----
      Total.................................................        7,719        689        1,316      1,223          4,491
                                                                    =====        ===        =====      =====          =====

     YPF has additional commitments under derivatives contracts and guarantees. For a discussion of these additional commitments see "Item 11: Quantitative and Qualitative Disclosures About Market Risk" and "Guarantees Provided" below.

   Transactions With Unconsolidated Special Purpose Entities ("SPE")

     Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$381 million in 1996, US$300 million in 1998 and US$383 million in 2001, against future deliveries of oil. YPF's obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2002, the amount of FOS customer advances recorded on our consolidated balance sheet was Ps.1,715 million.

     The structure of each of these FOS transactions is similar. YPF enters into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF is paid in advance for the future delivery of oil. The price of the oil to be delivered is calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to each oil supply agreement is a special purpose entity incorporated in the Cayman Islands, which finances itself as described below. The oil to be delivered under each supply agreement is subsequently sold in the open market.

     YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF's exposure derives from various crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil. See "Item 11 - Quantitative and Qualitative Disclosure About Market Risk--Commodity Price Risk--Crude Oil Price Swaps", and "Item 7. Major Shareholders and Related Party Transactions." See Note 14 (n) to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

     The following provides an overview of the three FOS transactions:


                                                 FOS I                     FOS II                   FOS III(2)
                                        ----------------------      --------------------     -------------------------
Date..............................         November 18, 1996            June 24, 1998            December 31, 2001
Net proceeds(1)...................          US$380,606,587             US$299,967,289             US$382,693,787
SPE...............................         Oil Trading Corp.        Oil Enterprises Ltd.     Oil International Limited
SPE debt..........................           $400 million               $315 million         $200 million 3.98% notes/
                                             6.467% notes              6.239% notes           $162.7 million 3.90%
                                                                                                       notes
Purchaser.........................       Morgan Guaranty Trust      Morgan Guaranty Trust     Morgan Stanley Capital
                                                                                                       Group
Guarantee/hedge...................          Oil Price Hedge            Oil Price Hedge            Oil Price Hedge
                                              Agreement/                 Agreement/                 Agreement/
                                           Default Insurance          Default Insurance          Contingent Supply
                                                                                                    Agreement/
                                                                                                 Default Insurance
Total crude oil barrels to be
   delivered over the life of the
   contract.......................            27,803,734                 23,934,985                 24,105,532
Average crude oil barrels per
   month..........................              332,448                    201,126                    287,054
Term of transaction...............              7 years                   10 years                    7 years

---------------------------------------

(1)  The total sale amount under each FOS transaction is as follows. FOS I:
     US$398,907,814, FOS II: US$310,587,895 and FOS III US$400,000,000. The
     difference between the net proceeds and the sale amount is deposited to a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of each transaction.

(2) The original FOS III debt was refinanced in December 2002 and further refinanced in February 2003.

(3) Note 14 (n) to the Consolidated Financial Statements refer to these entities as Variable Interest Entities or VIEs.

     Repsol YPF has guaranteed various of YPF's obligations under the FOS III structure through a contingent supply agreement. Under the contingent supply agreement, Repsol YPF may be required to make up for any shortfall in the crude oil deliveries that YPF is required to make under the forward oil sale agreement. Additionally, if certain events of default occur under the contingent supply agreement, including failure to make up for YPF's delivery shortfalls, Repsol YPF may be required to deliver at one time all the crude oil that YPF was to deliver during the life of the forward oil sale agreement. If Repsol YPF is not able to deliver the amount of barrels not delivered by YPF, then Repsol YPF will be required to pay in cash an amount equivalent to the barrels of crude oil not yet delivered. Repsol YPF may also be required to pay similar amounts of crude oil or pay similar amounts in cash if YPF decides to terminate the forward oil sale agreement and is not able to satisfy the amounts due and unpaid by YPF. The contingent supply agreement includes cross-default provisions that may be triggered if an event of default occurs with respect to the indebtedness of Repsol YPF or certain of its subsidiaries equal to or exceeding $30 million. Under the contingent supply agreement, Repsol YPF has also agreed to indemnify the FOS III special purpose entity for certain taxes it may be required to reimburse to the holders of the notes issued by the special purpose entity and for any make-whole premium it may be required to pay in case of early redemption of those notes. Also in connection with FOS III, Repsol YPF has guaranteed YPF's obligations under a the crude oil swap agreement related to FOS III.

     In December 2002, FOS III was refinanced through the issuance of two series of notes by a new special purpose entity. One of the series was guaranteed by default insurance policy issued by a third-party insurer. The proceeds from the insured and the uninsured notes were used to repay the original debt of the FOS III special purpose entity issued in December 2001 and to repurchase its preferred shares. The underlying oil supply contracts were assigned to the new special purpose entity. In February 2003, the new special purpose entity retired and replaced the uninsured notes by issuing a second series of insured notes guaranteed by a different third-party insurer. Repsol YPF has agreed to reimburse each insurer for any payment made under any of the default insurance policies covering the notes and has also guaranteed the special purpose entity's obligations in connection with such insurance policies. Repsol YPF has also provided indemnities and warranties to the underwriter of the notes. Neither Repsol YPF nor any of its affiliates received any proceeds or recognized any income as a direct result of this refinancing.

     The third-party insurer guaranteeing the series of FOS III insured notes issued in December 2002 is also a reinsurer of the insurance policy issued under FOS II. As part of the refinancing of FOS III, Repsol YPF agreed to reimburse this third-party insurer for any payment made by it as reinsurer in connection with the FOS II default insurance policy.

     YPF's monthly crude oil delivery obligations under the FOS transactions represent 6.31% of its monthly production as of December 31, 2002. Total remaining crude delivery obligations under the FOS transactions represent 23.08% of YPF's crude oil annual production. Total possible contingencies payable in cash by YPF under the FOS transactions have been estimated at approximately US$730 million. Under an early termination scenario, if YPF is not able to deliver the required number of barrels from its own production, YPF may be required to purchase oil of similar quality in the open market.

     In January, 2003 the Argentine tax authorities formally communicated to YPF their view that the forward oil sale transactions entered into with special purpose entities in 1996 and 1998 should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings, which would amount to approximately Ps.69 million.

   Covenants in YPF indebtedness

     Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses.

     In the event of a default under any series of our bonds, the trustee, at his sole discretion or at the request of the holders of at least one fifth or one quarter of the bonds, depending upon the series, can declare the bonds of that series to be due and payable.

     With respect to bond issues totaling US$998 million, YPF has agreed to clauses including, among others, to pay all amounts due on maturity and, subject to certain exceptions, not to establish liens or charges on its assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

     Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to the payment of principal of or interest on indebtedness equal to or exceeding US$20 million.

     As a result of these cross-default provisions, a default on the part of YPF or any of our subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. YPF believes that none of its debt or that of any of its consolidated subsidiaries is currently in default. However, some of YPF's non-consolidated subsidaries currently benefiting from guarantees provided by us may face some difficulties in honoring their financial obligations in the short-term. See "-Guarantees Provided" below.

   Credit Rating

     On June 3, 2003, Standard & Poor's raised YPF's long-term debt to BB. YPF's long-term debt continues to be rated as "B1" by Moody's and as "B+" by Fitch IBCA. The outlook or rating watch for YPF at each of these rating agencies is currently set at "positive" for Standard & Poor's and Fitch IBCA and "negative" for Moody's. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

     We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing credit facilities, or obtaining access to new ones in the future. In the past, our main sources of liquidity have been our cash flows from operations, bank financing, issuance of debt securities and the proceeds from our divestment plan. Any future downgrades will not preclude us from using any of our existing credit lines.

   Guarantees Provided

     As of December 31, 2002, YPF had provided the following guarantees:

     YPF provided guarantees for marketing agreements entered into by certain subsidiaries for a total of US$77 million. Subsequent to December 31, 2002, those agreements were renewed for an additional year, in a amount of US$47 million. Additionally, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. in a amount of approximately US$76 million, US$85 million and US$21 million, respectively, and signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$13 million. In connection with the loans taken for the acquisition of the common stok of Maxus (indirect controlled company trough YPF Holdings Inc.), YPF has guarantee the repayment of such debt, that amounted to US$27 million.

     Additionally, in connection with the sale of certain of YPF's investees during 2001, YPF provided a guarantee of approximately US$80 million to cover the impact of the devaluation/depreciation of the Argentine peso against the U.S. dollar for a 12 month period from December 2001. The effect of the guarantee was approximately Ps.173 million and was charged to the statement of income.

     As a result of the merger among YPF, Astra and Repsol Argentina, YPF assumed various guarantees of financial obligations of some non-consolidated subsidiaries. These guarantees cover only a pro rata portion of the underlying financial obligations equivalent to YPF's ownership interest in the non-consolidated subsidiary. Pursuant to the terms of these guarantees, if any of these non-consolidated subsidiaries is declared in default under any of the credit agreements benefiting from a YPF guarantee, YPF will be required to make certain disbursements to the applicable subsidiary's lenders. Due to the cross-default provisions to which our outstanding debt is subject, non-performance of our obligations under any of these guarantees if they become due, could result in a substantial portion of our debt being declared in default or accelerated.

     YPF may from time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF's own judgment the market conditions are attractive.

U.S. GAAP Reconciliation

     The recurrent difference between YPF's net income under Argentine GAAP and its net income under U.S. GAAP for the year ended December 31, 2002, is due primarily to the remeasurement into functional currency and translation into reporting currency, the elimination of the restatement into Argentine constant pesos, the effects of the sale of noncurrent assets to related parties, the impairment of long-lived assets and the effect of the accounting under U.S. GAAP for deferred income tax.

     Under Argentine GAAP, financial statements are presented in constant Argentine pesos ("reporting currency"). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period.

     Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined the U.S. dollar to be YPF's functional currency in accordance with the Statement of Financial Accounting Standards (SFAS) No. 52. Therefore, YPF has remeasured into U.S. dollars the Consolidated Financial Statements as of December 31, 2002, 2001 and 2000, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise.

     The amounts obtained from the remeasurement process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Argentine pesos Ps.3.37, Ps.1.7 and Ps.1 to US$1, as of December 31, 2002, 2001 and 2000, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders' equity. As of December 31, 2002 the remeasurement into functional currency and the translation into reporting currency added Ps.1,490 million to net income. The remeasurement and translation of assets and liabilities resulted in a credit to shareholders equity of Ps.18,865 million.

     Under Argentine GAAP, YPF has historically followed a policy of analyzing the recoverability of its assets on an overall basis. With respect to operations that were held pending sale or disposal, YPF's policy was to record these assets at amounts that did not exceed net realizable value.

     Under U.S. GAAP, for proved oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-lived assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long - Lived Assets", by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, YPF estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustments under U.S. GAAP of the impairment generated as of December 31, 2002, 2001 and 2002 were Ps.985 million, Ps.548 million and Ps.224 million, respectively, for the YPF's Exploration and Production segment, and Ps.16 million, Ps.9 million and Ps.10 million, respectively, for the Refining and Marketing segment, corresponding to investments in controlled companies. The main factor for the impairment in each year in the Exploration and Production segment was the decline in estimated oil and gas prices, which affected basically oil fields in the San Jorge Basin (Argentina).

     The adjusted basis after impairment results in lower depreciation under U.S. GAAP of Ps.144 million, Ps.30 million and Ps.21 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     Under U.S. GAAP, results on sales of noncurrent assets to related parties under common control and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on sales of noncurrent assets and accounts receivables are recognized in the statement of income and the balance sheet, respectively.

     Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability to the Federal Treasury. Under U.S. GAAP, deferred tax assets and liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for the tax loss carryforward at the statutory rate at each reporting date. In 2002, YPF recognized a loss of Ps.149 million for deferred income tax under U.S. GAAP. In addition, as of December 31, 2002, the Company recognized a deferred tax asset of approximately Ps.536 million. Additional information regarding YPF's income taxes under U.S. GAAP is detailed in Note 16 to the Consolidated Financial Statements.

     For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 14 to the consolidated financial statements, which also discusses the effects of new accounting principles in the United States in paragraphs "l.", "m." and "n."

Research and Development

     Research and development activities are managed by Repsol YPF. Repsol YPF intends to continue developing its potential for technological innovation consistently with its business growth. Repsol YPF's research and development activities are aimed to both develop new products and production processes in areas where using proprietary technology provides a competitive advantage, and to provide the necessary support to incorporate technological improvements to existing products and processes. The goal is the continuous search for excellence in product quality and production costs. Repsol YPF also undertakes longer-term and riskier projects to evaluate the future potential of new technologies.

     With these objectives in mind, in 2002 Repsol YPF opened its technology center in Mostoles (Madrid), one of the best technology centers in the international energy industry and which clearly reflects Repsol YPF's commitment to research and development. This center houses all of Repsol YPF's Research and Development and Technical Assistance facilities that were previously scattered throughout Spain. This center offers our researchers state-of-the-art facilities in terms of safety and health and environmental care, which are functional and flexible enough to undertake changes and development of future applications.

Projects in Exploration and Production have focused principally on increasing oil recovery in oil fields, reducing production costs and minimizing the environmental impact of our operations.





ITEM 6.  Directors, Senior Management and Employees

   Board of Directors

     Currently, YPF's Board of Directors consists of the following directors:

                                                                                       Class of
                                                                                        Shares       Director        Term
Name                                                                  Position        Represented     Since        Expires
-----------------------------------------------------                 --------        -----------    --------     ---------
Alfonso Cortina de Alcocer...................................   Chairman and Director      D           1999          2005
Jose Ramon Blanco Balin......................................         Director             D           1999          2005
Carlos de la Vega............................................         Director             D           1991          2004
Antonio Hernandez-Gil Alvarez-Cienfuegos.....................         Director             D           1999          2005
Alejandro Macfarlane.........................................         Director             D           1999          2004
Miguel Madanes...............................................         Director             D           1993          2004
Carlos Alberto Olivieri......................................         Director             D           2002          2004


                                                                              Class of
                                                                               Shares       Director        Term
Name                                                             Position    Represented     Since        Expires
-------------------------------------------------------------    --------    -----------    --------     ---------
Jose Maria Ranero Diaz.......................................    Director         D           2001          2005
Miguel Angel Remon Gil.......................................    Director         D           1999          2005
Juan Sancho Rof..............................................    Director         D           1999          2005
Carlos Maria Tombeur.........................................    Director         D           1999          2004
Carlos Oscar Tempone.........................................    Director         A           2002          2004

   Executive Officers

     The President of the Board of Directors, who, according to the Bylaws of YPF, must be a Class D director, is elected by the Board of Directors to serve a term of office not to exceed his term as director; all other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

     The current executive officers of YPF, their respective positions with YPF and the years they were appointed as executive officers are as follows (as reported to the local regulatory authorities):

                                                                                                           Executive
                                                                                                            Officer
Name                                   Position                                                              Since
--------------------------------------------------------------------------------------------------------    --------
Jose Maria Ranero Diaz............     General Manager                                                        2000
Ruben Patritti....................     Director of General Exploration & Production - Latin America           1999
Pascual Olmos.....................     Director of General Refining & Marketing - Latin America               2002
Alfredo Pochintesta...............     Director of LPG - Latin America                                        1999
Ernesto Lopez Anadon..............     Director of Natural Gas & Electricity - Latin America                  1999
Alejandro Quiroga Lopez...........     Director of Legal Affairs                                              2001
Luis Garcia.......................     Director of Human Resources                                            2001
Fabian Falco......................     Director of External Relations                                         2001
Carlos Alberto Olivieri...........     Chief Financial Officer                                                2002
Carlos Alfonsi....................     Director of Trading - Latin America                                    2002


   Supervisory Committee

     The bylaws provide for a Supervisory Committee consisting of three members and three alternates members, elected to one-year terms. The holders of Class D Shares will elect two members and two alternates and the remaining member and alternate will be elected by the holders of Class A Shares, as long as one share remains outstanding.

     Under the bylaws, meetings of the Supervisory Committee may be called by any member and require the presence of three members, and decisions may be made by a majority of such members. Under Argentine law, the functions of the Supervisory Committee include attending all meetings of the Board of Directors, overseeing the management of YPF, preparing a report to the shareholders on YPF's financial statements, attending shareholders' meetings and providing information upon request to holders of at least 2% of YPF's capital stock. The current members of the Supervisory Committee, the year they were appointed to the Supervisory Committee and the year their term expires are as follows:

                                                                 Class of Shares        Member             Term
Name                                                               Represented          Since             Expires
-----------------------------------------------------------      ---------------       --------          --------
Mario E. Vazquez...........................................             D                1993              2003
Homero Braessas............................................             D                1999              2003
Carlos Manuel Vidal........................................             A                2002              2003

   Director's outside business interests and experience.

     Alfonso Cortina de Alcocer

     In June 1996, he was appointed C.E.O. of Repsol and in July 1999 C.E.O. of YPF. He is an Industrial Engineer and Graduated in Economics and Business. He has held several positions at Banco de Vizcaya Group (1968-1982) and at the Banco Hispano Americano (1982-1984). He was Vice President and Consejero Delegado member of the Board of Directors, and President and Alternate member of the Board of Directors of Portland-Valderribas, S.A. between 1984 and 1996. He is a member of the Board of Directors of various financial and industrial corporations as well as of several international institutions.

     Jose Ramon Blanco Balin

     Director of YPF since July 19, 1999. Chief Operating Officer and Consejero Delegado of Repsol YPF. Before becoming Chief Operating Officer he was YPF's Corporate Vice President and, prior to that, he was a member of Repsol YPF's Board of Directors as well as President of the Audit Committee. He was coordinator of the Committee for the integration of Repsol YPF and YPF. In 1982, he won by selection process the position of Financial Inspector of the Spanish Government, and later on held different positions in the private sector in the areas of finance and taxes. He is a director of Gas Natural SDG S.A., ERCROS, S.A. ENAGAS, S.A. and NH Hoteles, S.A.

     Carlos De La Vega

     Director of YPF since 1993; Director of La Caja ART; Former President and Director of the Argentine Chamber of Commerce; Former Director of Institutional Relations of Ciba-Geigy Argentina.

     Antonio Hernandez-Gil Alvarez-Cienfuegos

     Director of YPF since July 1, 1999; Director of Repsol YPF; Director and Secretary of Banco Zaragozano, S.A.; Professor of Civil Law; Lawyer.

     Alejandro Macfarlane

     Director of YPF since July 1999; President, Grupo AM S.A.

     Miguel Madanes

     Director of YPF since 1993; President of Nuem S.A.; President of Pentex S.A.; Executive Vice President of YPF S.A. 1995-1997; Chairman of the Board of Directors of YPF 1997-1998; CEO of FATE S.A. 1968-1992; Vice President of Aluar S.A. 1988-1992; Industrial Engineer.

     Carlos Alberto Olivieri

     Director of YPF since September 2002; Chief Financial Officer (CFO) of YPF. He has been associated with YPF since 1993, when he was appointed Vicepresident and General Controller. From 1999 to 2002, he was CFO of Quilmes Industrial S.A. and returned to YPF in september 2002. He was member of the Board of Directors of the Central Bank (1991) and Aerolineas Argentinas S.A. from 1991 to 1992. He is a Certified Public Accountant and professor of Universidad del Cema and Di Tella in Argentina and invited fellow of Michigan University.

     Jose Maria Ranero Diaz

     Director of YPF since 2001, Country Manager of Repsol YPF in Argentina and General Manager of YPF since October 2000. President of Caveant S.A., Repsol YPF GAS S.A. and Poligas Lujan S.A.C.I., Vice President of A-Evangelista S.A. In 1996, he was appointed President of Astra CAPSA and EG3. From 1990 to 1996, he held different managerial positions in Repsol YPF Exploration and Production business.

     Miguel Angel Remon Gil

     Executive Vice President of Upstream of Repsol YPF. He is director to the board of Gas Natural SDG, S.A. In 1999 was appointed Senior Vice President of Planning, Control and Strategic Development of Repsol. In 1989, he was appointed General Director of Planning and Control at Repsol and since 1997 he has also been Manager of the Latin American area. From 1985 to 1999 he was Director of the E&P and Gas area of the Instituto Nacional de Hidrocarburos (Spain). He has spent his entire professional career in the energy sector.

     Juan Sancho Rof

     Currently Executive Vice President of Downstream of Repsol YPF, he has been President of several Repsol YPF's subsidiaries. Additionally, he is the Vice President of the European Petroleum Industry Association (EUROPIA). In 1966, he started his career in the oil industry as Director of Refining and Adjunct General Director of PETRONOR. He worked six years at the Junta de Energia Nuclear in Spain in the R&D and Test Plants departments.

     Carlos Maria Tombeur

     Director of YPF S.A. since July 1, 1999; Partner of the law firm Severgnini, Robiola, Grinberg & Larrechea; Attorney at Law.

     Carlos Oscar Tempone

     Director of YPF since 2002 in representation of the National Government. President of T & V Asociados S.A. Presidency Advisory Attorney.

   Executive Officer's business experience and functions within YPF.

     Ruben Patritti

     General Director of Exploration & Production Division in Latin America of YPF and former director of Exploration and Production of Astra Group. President of Upstream Commission from the Camera of the Oil Industry in Argentina and Vice-President of the Oil and Gas Argentine Institute. Oil and Reservoirs Engineer.

     Pascual Olmos

     General Director of Refining & Marketing Division in Latin America of YPF. Master in Economic Sciences, MBA in ISE (Barcelon, 1976), studied also in INSEAD (Fonteneblueau), Univiersity of Michigan and the PADE (IESE, 1999).

     Alfredo Pochintesta

     Director for Latin America of the LPG Division of YPF. Former Director of the ElectroGas Division in the Astra Group. Member of the Board of many affiliates companies within the group. Former Planning and Administration Manager in Pluspetrol S.A., Planning Manager in Pertosur S.A. and Price Waterhouse manager. Certified Public Accountant.

     Ernesto Lopez Anadon

     Director of Natural Gas & Electricity Division in Latin America of YPF. Former Manager of New Business in Exploration and Production of Astra Group, former Commercial manager in Exploration and Production of Astra Group. Former General Manager of Hughes Tool do Brasil. Industrial and Oil Engineer.

     Luis Garcia

     Director of Human Resources of YPF. He joined Repsol YPF in 1988. From 1988 to 1997 he held different positions in the administration and planning departments. In 1998, he was appointed Director of Human Resources of Repsol Petroleo S.A. Graduated in Economics and Law.

     Fabian Falco

     Director of External Relations of YPF since 2001. Former Director of External Relations and Corporate Marketing of Aguas Argentinas. Former Director of External Communications and Press of Bridas, S.A.

     Carlos Alfonsi

     Director of Trading in Latin America of YPF. Former Manager of La Plata Refinery. Since 1986, he held different positions in the refining area. MIT graduate. Chemical Engineer.

     Alejandro Quiroga Lopez

     Director of Legal Affairs of YPF. Former partner of the law firm Nicholson & Cano Abogados. He held different positions in the Ministry of Economy of Argentine and was Professor of the School of Law of the University of Buenos Aires; Lawyer.

Disclosure Committee

     In February, 2003 YPF created a Disclosure Committee to perform, among other, the following functions:

      o To monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

      o     To direct and coordinate the establishment and maintenance of:

            o Procedures for the preparation of accounting and financial information to be approved and filed by YPF or which is generally released to the markets;

            o Internal control systems that are adequate and efficient to ensure that the company YPF's financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by YPF, are accurate, reliable and clear;

      o Processes to identify risks to YPF's businesses and activities that are significant and that may affect the accounting and financial information to be approved and filed.

      o To assume the functions that the laws of the United States and the SEC regulations applicable to YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially thoserelating to the SEC regulations dated August 29, 2002 ("Certification of Disclosure in Companies' Quarterly and Annual Reports"--SEC Release number 33-8124), in relation to the support for the certifications by YPF's Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by YPF of adequate procedures and controls for the generation of the information to be included in the annual report on Form 20-F, and other information of a financial nature.

      o To take on functions similar to those stipulated in the SEC regulations for a Disclosure Committee with regard to the existence and maintenance by YPF of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the Argentine stock market authorities (the Comision Nacional de Valores de Argentina) and other regulators of the stock markets on which YPF's stock is traded.

      o To review and supervise YPF's procedures for the preparation and presentation of the following information:

            o Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which YPF's stock is traded.

            o     Interim financial reports.

            o Press releases containing financial data on results, earnings, large acquisitions, divestments or any other information relevant to the shareholders.

            o     General communications to the shareholders.

            o Presentations to analysts, investors, rating agencies and lending institutions.

      o To formulate proposals for an "Internal code of conduct on the stock markets" that follows applicable rules and regulations or any other standards deemed appropriate.

     The Disclosure Committee currently consists of:

Name                                   Position
----------------------------------------------------------------------------------------------------
Carlos Alberto Olivieri...........     Chief Financial Officer
Jose Maria Ranero Diaz............     General Manager
Ruben Patritti....................     Director of General Exploration & Production - Latin America
Pascual Olmos.....................     Director of General Refining & Marketing - Latin America
Alejandro Quiroga Lopez...........     Director of Legal Affairs
Luis Garcia.......................     Director of Human Resources
Fabian Falco......................     Director of External Relations
Jorge Genasetti...................     Director of Internal Audit - Latin America
Gabriel Leiva.....................     Controller

Compensation of Directors and Officers

     Argentine law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) in respect of a fiscal year may not exceed 5% of net income for such year if YPF is not paying dividends in respect of such net income, which percentage is increased up to 25% of net income based on the amount of dividends, if any are paid. The compensation of the President and other directors acting in an executive capacity, together with the compensation of all other directors, requires the ratification of an ordinary general shareholders' meeting as provided by Argentine law. The compensation of the members of the Supervisory Committee is determined by the ordinary shareholders' meeting.

     For the year ended December 31, 2002, the aggregate compensation accrued or paid to the members of the Board of Directors and YPF's executive officers for services in all capacities was Ps.7.3 million.

     During 2002, YPF's performance-based compensation programs included a Bonus Plan for 1,621 employees.

     The Bonus Plan provides for cash to be paid to the participants based on setting a measurable and specific set of objectives under Repsol YPF's Management by Objectives program and the results of the review of individual performance. The participants are all YPF employees included at a specific salary level. The participation of each eligible employee in the Bonus Plan ranges from 15% to 50% of such employees' annual base salary. Bonus percentages are fixed by the President with the approval of the Compensation Committee at the beginning of each calendar year. The total amount of bonuses awarded under the Bonus Plan cannot exceed 90% of the individual maximum participation and will be linked to company's net cash flow.

     In addition, Ps.2.5 million was accrued for eligible members of the Board of Directors and officers pursuant to the Selected Deferred Compensation Plan described in Note 9(c) to the Consolidated Financial Statements.

Employee Matters

     As of December 31 2002, YPF had approximately 8,946 employees, including approximately 5,116 employees of the Refining and Marketing business segment, approximately 1,255 employees of the Exploration and Production business segment, approximately 531 employees of the Chemical business segment, and approximately 104 employees of the Natural Gas and Electricity business segment.

     Approximately 22% of YPF's employees are represented by one labor union that negotiates labor agreements with YPF. The current labor agreement has a term of four years and expires in December 2004. YPF considers its current relations with its workforce to be good. See "Item 8: Financial Information-- Legal Proceedings" for a description of litigation with certain former employees.

     As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws which amounted to Ps.686 million. In connection with the reduction in its workforce, YPF has received notice of approximately 9,534 lawsuits brought by former employees as of December 31, 2002. A substantial majority of such suits have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal or who allege various job-related illnesses and injuries and typically seek unspecified relief. The outcome of this type of litigation depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases.

     Based on the number and character of the lawsuits already commenced, however, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, management of YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF's financial condition or future results of operations.

     The following table provides a breakdown of YPF's employees by business units.

Employees by Business Units
---------------------------------------------------------------------   --------
Exploration & Production.............................................     1,255
   Domestic..........................................................     1,184
   International.....................................................        71
Refining and Marketing...............................................     2,955
   Domestic..........................................................     2,872
   International.....................................................        83
OPESSA...............................................................     2,161
   Chemical..........................................................       531
   Natural Gas & Electricity.........................................       104
   Corporate and Other...............................................     1,940
                                                                        -------
      Total YPF......................................................     8,946
                                                                        =======

     The following table provides a breakdown of YPF's employees by geographic locations.

Employees by geographic location
---------------------------------------------------------------------    ------
Argentina............................................................     8,792
Rest of Latin America................................................        34
USA..................................................................       115
Indonesia............................................................         5
                                                                         ------
Total YPF............................................................     8,946
                                                                         ======

ITEM 7.  Major Shareholders and Related Party Transactions

     In November 1992, the Privatization Law became effective. Pursuant to the Privatization Law, in July 1993, YPF completed a worldwide offering of 160 million Class D Shares, representing approximately 45% of YPF's outstanding capital stock, which had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred approximately 40 million Class B Shares to the provinces, which represented approximately 11% of YPF's outstanding capital stock, and made an offer to holders of pension bonds and certain other claims to exchange such bonds and other claims for approximately 46.1 million Class D Shares, representing approximately 13% of YPF's outstanding capital stock. As a result of these transactions, the Argentine government's ownership percentage of YPF's capital stock was reduced from 100% to approximately 30%, including shares that had been set aside for offer to employees of YPF upon terms and conditions established by the Argentine government in accordance with Argentine law. The shares set aside for offer to employees represented 10% of YPF's outstanding capital stock.

     The Class A Shares held by the Argentine government generally became eligible for sale upon the effectiveness in April 1995 of legislation permitting the Argentine government to sell such shares. A decree issued by the National Executive in connection with the privatization of YPF requires YPF to register sales of Class A Shares and Class B Shares held by the Argentine government and the provinces, respectively, under the States Securities and similar laws in other jurisdictions in which shares of YPF are listed.

     Approximately 33.8 million of the Class C Shares, set aside for the benefit of employees in connection with YPF's privatization, were sold in a secondary public offering in July 1997. These Class C Shares were converted to Class D Shares upon the transfer. See "Item 4: Information on the Company--History and Development of YPF--Deregulation, Privatization and Recent Developments."

     In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF's shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Share at a price of US$44.78 per share (the "Offer"). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF's shares for the 2.16% YPF's Class B, C and D Shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra, as of December 31, 2001, Repsol YPF controls YPF through a 99.04% shareholding.

     As of April 23, 2003, there were approximately 223.9 million ADSs outstanding and approximately 114 holders of record of ADSs. Such ADSs represented approximately 56.9% of the total number of issued and outstanding Class D Shares as of April 23, 2003. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 0.25% of the total number of outstanding Class D Shares.

     Since Repsol YPF's acquiring control of YPF, YPF has engaged in various transactions with Repsol YPF. Some of these transactions have involved the transfer of YPF's ownership interest in some subsidiaries to Repsol YPF at fair market value. The most important asset sales are described in "Item 4:
Information on the Company?History and Development of YPF?Deregulation, Privatization and Recent Developments."

     On December 31, 2001, YPF entered into a forward oil sale agreement with Repsol YPF providing for the forward sale of a fixed quantity of certain types of crude oil to be delivered monthly during seven years. The agreement was assigned to Hydrocarbons Traders Corp. (HTC) on the same date. In December
2002, in connection with the refinancing of FOS III, HTC assigned the agreement to Oil International Limited (OIL). Also as part of this refinancing, HTC repurchased its outstanding preferred shares, which had been originally purchased by Banco Zaragozano, a Spanish banking institution, and repaid the debt outstanding under a credit agreement in which BBVA was the sole lender. See "Item 5 - Operating and Financial Review and Prospects--Liquidity and Capital Resources--Transactions With Unconsolidated Special Purpose Entities."

     HTC had also entered into a marketing agreement for the sale of the crude oil with Repsol YPF Trading & Transport, S.A. (RYTTSA), a consolidated subsidiary of Repsol YPF. This agreement wasterminated in December 2002. Under the marketing agreement, RYTTSA acted as agent for HTC to arrange for the sale of the crude oil delivered to HTC by YPF.

     HTC had also entered into an oil price hedging agreement under which it would receive a fixed price and would pay variable market prices. We understand that BBVA guaranteed HTC's obligations under its hedging agreement. YPF in turn had entered into a separate oil price hedging agreement under which YPF would pay a fixed price and would receive variable market prices. Repsol YPF guaranteed YPF's obligations under the hedging agreement. These hedging agreements were terminated in December 2002.

     All material transactions and balances with related parties are included in
Note 7 to the Consolidated Financial Statements. The prices of the transactions with related parties approximate the amounts charged by and/or to the Company by unrelated third parties.

ITEM 8.  Financial Information

Financial Statements

     See Item 18 for our Consolidated Financial Statements.

Legal Proceedings

   YPF

     YPF, in the ordinary course of its business, is a party to various actions, including approximately 9,534 lawsuits involving claims of former employees of YPF as of December 31, 2002. See "Item 6: Directors, Senior Management and Employees - Employee Matters". The Privatization Law provides that the Argentine government assumes all contingent liabilities arising from events or transactions that had occurred, or acts or operations that had been completed, as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by the Republic of Argentina, pursuant to above-mentioned indemnity. Based on the previously established and the indemnity from the Argentine government with respect to pre 1991 contingent liabilities, YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF's financial condition or future results of operations.

     Under the Privatization Law of YPF, the Argentine government assumed certain obligations of YPF as of December 31, 1990. Decree 546/93, concerning the Privatization Law, set forth limitations concerning legal fees and expenses in connection with these liabilities. The Argentine government will assume these costs as long as the fees and expenses agreed upon are fixed and are not contingent upon the amounts in dispute. YPF is required to keep the Argentine government apprised of any claim against YPF arising from the obligations assumed by the Argentine government.

     YPF does, however, note the following legal proceedings:

     In September 2002 the Confederacion Indigena del Neuquen, the Agrupacion Mapuche Paynemil, the Agrupacion Lof Comunidad Kaxipayin and 95 individuals members of these associations brought an action against YPF for a total amount of US$457,081,000. Plaintiffs claim damages for contractual termination and damages caused from hydrocarbon exploration and exploitation activities in the Loma La Lata-Sierra Barrosa site in the Province of Neuquen. The claim is based on alleged damages caused to the mapuche native community and culture, as well as physical and psychological health impairments, sites contamination, environmental and moral damages. US$306,981,000 out of the total amount claimed is stated to be for remediation purposes. YPF has notified the Argentine Government of this lawsuit pursuant to the Privatization Law of YPF. YPF considers this suit to be without merit but plans to establish a provision of US$500,000 in its financial statements primarily to cover litigation costs including attorney's fees and costs of technical investigations.

     In July 2002, EDF Internacional S.A. ("EDF") initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. EDF claims from Repsol YPF and YPF the payment of US$69 million. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among ENDESA Internacional S.A. and Astra Compania Argentina de Petroleo S.A., as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to and adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso which EDF considers started prior to December 31, 2001. YPF's position is that the change in the exchange rate did not occur prior to January 2002 and, therefore, EDF is not entitled to the purchase price adjustment. YPF has also lodged a counterclaim against EDF in the amount of US$13.85 million as a purchase price adjustment. YPF's management believes that EDF position is without merit.

     In October 2002, YPF and Repsol YPF Gas S.A received the notification of a complaint initiated by Autogas S.A. The complaint was answered on December 12, 2002, and no further procedures have taken place since that date. Autogas claims damages in the amount of Ps.117.3 million for YPF's alleged exercise of its dominant market position in the LPG market, alleged breach of contract and violation of the trademark laws during the period from 1994 to 1997. YPF believes that the lawsuit is without merit and that documents filed at trial have so far failed to prove a causal connection between the alleged misconduct and the amount of damages sought. Based on the relevant factors known by YPF to this date, YPF has reserved Ps.7 million to cover any contingencies arising out of this claim.

     On March 22, 1999, YPF received notification from the Argentine Secretary of Industry, Commerce and Mining with regard to an investigation conducted by the National Commission for the Defense of Competition in connection with anti-competitive practices by YPF. The alleged practices consisted of differences in YPF's LPG prices in the Argentine and export markets from 1993 to 1997. The Secretary of Industry, Commerce and Mining imposed on YPF a fine of Ps.109.6 million. YPF filed an appeal to the Secretary's notification with the National Commission for the Defense of Competition, which appeal will be heard by the National Economic Criminal Court of Appeal (Camara Nacional de Apelaciones en lo Penal Economico). On November 24, 2000, the National Economic Criminal Court of Appeal, in a split decision, confirmed the fine imposed by the Secretary of Industry, Commerce and Mining. YPF filed an extraordinary appeal with the Argentine Supreme Court, which on December 19, 2000, declined to hear the appeal. On January 5, 2001, YPF filed with the National Commission for the Defense of Competition, a petition to suspend the fine imposed. Additionally, on February 9, 2001, YPF appealed the denial of extraordinary appeal to the Argentine Supreme Court. On July 2, 2002 the Argentine Supreme Court dismissed the appeal and YPF paid the Ps.109.6 million fine (approximately US$30.53 million).

     In October 2002, YPF was notified of complaints by neighbors of a YPF service station claiming US$21.56 million in damages allegedly resulting from a fuel leakage coming from that station. YPF has reserved Ps.3.5 million (approximately US$1.04 million) to cover contingencies arising out of these actions.

     On January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current production concession in the Acambuco area claiming damages to its forestry business in that area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable in such proportion. The plaintiff is also seeking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of complaint has not been established yet, in January 2002 Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps.50 million (approximately US$14.84 million).

     In April 2002 the Sub-secretary of Energy for the Province of Neuquen imposed a fine on YPF of Ps.27 million (approximately US$8.01 million), including penalties and interest, for excess gas venting in the Loma La Lata, Cerro Bandera and Filo Morado gas fields, between 1995 and 1997. YPF has appealed the fine. The Argentine provinces where oil and gas production activities are carried out have objected to the US dollar/peso exchange rates applied by oil producers, including YPF, to the payment of hydrocarbon royalties. Only the province of Chubut has specified the amount of the claim so far (Ps.7 million).

     Between March and June 2002, the Province of Neuquen issued several orders against YPF claiming Ps.4.66 million in fees for the use of Colorado River waters. In October 2002, upon posting as collateral the full amount claimed in the action, YPF appealed the orders before the Supreme Court of the Province of Neuquen. YPF believes that the claim is without substantial merit and that the fees claimed are disproportionate.

     In January 2003, the Argentine National Commission for the Defense of Competition notified YPF of the launch of a formal investigation into alleged anticompetitive practices by YPF in connection with sales of LPG in the domestic and the export market at different prices between October 1997 and March 1999. YPF has contested the claim vigorously.

     YPF has been sued by former employees whose positions were eliminated after personnel reductions in connection with the privatization of YPF. Repsol YPF believes that proper reserves have been made in connection with these contingencies. YPF does not expect the outcome of these lawsuits to have a material adverse effect on its financial condition or future results of operations.

     In May 2002, the Centro de Retirados de la Armada Nacional sued Repsol YPF seeking the remediation of alleged environmental damages in Rio de La Plata, Rio Santiago and Pluma Rio Santiago due to water contamination allegedly caused by the operations of the La Plata refinery. The complaint estimates the cost of compliance at US$1,391 million. YPF believes that the majority of any environmental damages alleged by the plaintiff, if proven, would be attributable to events that occurred prior to YPF's privatization and would therefore be the sole responsibility of the Argentine government in accordance with the Privatization Law of YPF. The complaint has not yet been served.

     On December 9, 2002, YPF filed a declaratory judgment action (Accion Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbons industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and by-products, as provided by Executive Decree 1589/89, had been implicitly abolished by the new exchange regime established by Executive Decree 1606/02. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF's access to and use of 70% of the foreign exchange proceeds from its hydrocarbon exports. Resolution of an appeal filed by the Central Bank and the Ministry of the Economy against this injunction is still pending before the Federal Court of Appeals. Following the enactement of Decree No. 2703/02 in December 2002, YPF expanded the object of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this Decree. See "Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government-Repatriation of Foreign Currency". YPF will maintain its position before the Federal Court of Appeals without prejudice to any other related actions it may take in order to protect its rights.

     Additionally, YPF has received claims for approximately Ps.371 million, which had not been reserved since management, based on the evidence available to date and upon the opinion of its external councel, cannot reasonably estimate the outcome of such, claims.

   YPF International - YPF Holdings

     In the following discussion, references to YPF International and YPF Holdings include, as appropriate, references to Maxus and CLH, which has assumed certain of Maxus' obligations in respect of Chemicals.

     On or about September 25, 2002, Occidental sued Maxus and Tierra in State court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to "Agent Orange" and vinyl chloride monomer (VCM), notwithstanding the fact that (a) said agreement contains a 12-year cut-off for defense and indemnity with respect to most litigation, and (b) Tierra is not a party to said agreement. Maxus and Tierra do not believe Occidental's claims have substantial merit. In this regard, on June 9, 2003 the U.S. Supreme Court affirmed, by a four to four vote, a decision of the Second Circuit Court of Appeals which held that the 1984 settlement of the claims of Vietnam veterans does not preclude certain Vietnam veterans from asserting claims alleging injury due to Agent Orange exposure. While Maxus believes there are a number of valid defenses to any claims that may be asserted by Vietnam veterans who are not bound by the terms of the 1984 settlement, it also believes that Occidental is responsible for any Agent Orange lawsuits filed after the September 4, 1998 cut-off date.

     In May 2003, the U.S. Internal Revenue Service (IRS) informed Maxus and YPF Holdings that it believed such parties owe approximately $24 million in additional income taxes for the years 1994 through 1997. Maxus and YPF Holdings have not fully analyzed the IRS's claims, but based on an initial review believe that the IRS's income tax assessment is without substantial merit.

     In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties' rights with respect to obligations for certain costs allegedly related to Chemicals' Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 25, 2002, the court granted Occidental's and denied Maxus' respective motions for partial summary judgment. Maxus believes the court erred and intends to appeal.

     On May 14, 2001, the Texas State Comptroller assessed Midgard Energy Company, a subsidiary of YPF Holdings, approximately US$26 million in Texas state franchise taxes, plus penalty and interest estimated to be approximately US$46 million as of December 31, 2002. The basis for the assessments essentially is the State's allegation that certain debt should have been characterized as capital contributions. Midgard believes the assessment is without substantial merit and Midgard has challenged the assessment through administrative appeals procedures.

     In 1994, James Hayhurst and others sued, among other persons, Maxus and Gateway Coal Company, a wholly-owned partnership ("Gateway"), in connection with Gateway's former coal mine in southwestern Pennsylvania. Generally, the plaintiffs claim that ceasing operations and closing Gateway's mine resulted in the flooding of plaintiffs' adjacent coal mine. Maxus and Gateway dispute plaintiffs' claims and believe they are without substantial merit.

     YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF Holdings's financial condition. YPF Holdings has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

     YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual financial and/or performance commitments are not material.

     YPF International's and YPF Holdings' foreign petroleum exploration, development and production activities are subject to political and economic uncertainties and other risks arising out of foreign governmental sovereignty over the areas in which YPF's operations are conducted. Currently, it is not possible to determine the potential future effect that the economic or political risks may have on YPF's financial statements. Related effects will be reported in the Consolidated Financial Statements, as they become known and estimable.

     See also the heading "Environmental Matters--YPF Holdings" under "Item 4:
Information on the Company" of this annual report for a description.

Dividends Policy

     See "Item 3: Key Information--Dividends" and "Item 10: Additional Information--Dividends."

ITEM 9.  The Offer and Listing

New York Stock Exchange

     The ADSs, each representing one Class D Share, are listed on the New York Stock Exchange under the trading symbol "YPF." The ADSs began trading on the New York Stock Exchange on June 28, 1993, and were issued by The Bank of New York as depositary (the "Depositary").

     The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange:



                                                           High          Low
                                                          ------        -----
1997....................................................   38.13         25
1998....................................................   36.00         20.00
1999....................................................   44.50         26.63
2000....................................................   41.12         28.94
2001....................................................   30.35         16.10
2002....................................................   20.50          8.68
2003(1).................................................   29.00         12.99

------------------
(1) through June 24, 2003

     The following table sets forth for each quarter of the most recent two financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange.

                                                            High          Low
                                                           ------        -----
2001:
   First Quarter........................................    30.35         27.84
   Second Quarter.......................................    29.90         23.00
   Third Quarter........................................    23.00         16.10
   Fourth Quarter.......................................    19.75         16.35
2002:
   First Quarter........................................    20.50         16.35
   Second Quarter.......................................    18.65          8.68
   Third Quarter........................................    13.62          9.15
   Fourth Quarter.......................................    13.05          9.28
2003:
   First Quarter........................................    18.78         12.99

     The following table sets forth the high and low price in U.S. dollars of YPF's ADSs on the New York Stock Exchange for each of the most recent six months.

                                                            High           Low
                                                           ------         -----
2002:
   December.............................................    13.05         12.12
2003:
   January..............................................    14.70         12.99
   February.............................................    15.80         14.35
   March................................................    18.78         15.46
   April................................................    19.61         17.50
   May..................................................    24.90         20.25
   June(1)..............................................    29.00         25.10

------------------
(1) through June 24, 2003

     As of March 1, 2003, there were approximately 223.9 million ADSs outstanding and approximately 116 holders of record of ADSs. Such ADSs represented approximately 56.9% of the total number of issued and outstanding Class D Shares, as of February 1, 2003.

Buenos Aires Stock Market

     The Buenos Aires stock market is the principal Argentinean trading stock for the ordinary shares.

     The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose 148 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry from 1:00 p.m. to 5:00 p.m. each business day. The Buenos Aires Stock Exchange also operates a continuous trading market system from 10:00 a.m. to 6:00 p.m. each business day, on which privately arranged trades are registered and made public.

     To control price volatility, the Buenos Aires Stock Market operates a system by which the trading of a security is suspended for 15 minutes, whenever the price of such security changes by 15% from its last closing price. Once the 15 minutes have elapsed, trading is resumed and continues unimpeded until the price changes by 20% from the last closing price. In this event, trading will be suspended again for another 15 minutes. From that point on, trading will be suspended for 10 minutes, whenever the trading price changes by 5% from the last suspended price.

     Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of institutional pension funds created under the amendments to the social security laws, enacted in late 1993.

     Certain information regarding the Argentine equities market is set forth in the table below. The Class D Shares represent the single largest issue, in terms of market capitalization, traded on the Buenos Aires Stock Exchange.

     Argentine Equities Market

                                                              2002(1)      2001        2000        1999        1998
                                                              -------    -------     -------      -------     -------
Market capitalization (In millions of pesos)(1).........       368,151     192,499     165,803      83,879      45,292
As percent of GDP(1)....................................          102%       71.6%       58.2%       30.0%       15.0%
Volume (In millions of pesos)...........................        71,388      34,868      45,220      50,790      66,028
Average daily trading volume (In millions of pesos).....        303.78      143.49      180.88      203.16       266.3
Number of listed companies(1)...........................           114         118         125         125         131

------------------
(1) End-of-period figures for trading on the Buenos Aires Stock Exchange.

Source: Comision Nacional de Valores and Instituto Argentino de Mercado de Capitales.

     The following table sets forth, for the periods indicated, the high and low price in Argentine pesos of YPF's Class D Shares on the Buenos Aires Stock
Market:

                                                              High         Low
                                                             ------      ------
1997......................................................    38.15       24.97
1998......................................................    34.60       28.10
1999......................................................    43.75       26.50
2000......................................................    41.00       29.00
2001......................................................    30.50       16.00
2002......................................................    60.00       25.90
2003(1)...................................................    82.00       39.83

------------------

(1) through June 24, 2003

     The following table sets forth the high and low price in Argentine pesos of YPF's Class D Shares on the Buenos Aires Stock Market, for each quarter of the most recent two financial years as well as the first quarter of current fiscal year.

                                                              High        Low
                                                             ------      ------
2001:
   First Quarter..........................................    30.50       28.00
   Second Quarter.........................................    29.50       23.00
   Third Quarter..........................................    23.20       17.20
   Fourth Quarter.........................................    23.70       16.00

                                                              High        Low
                                                             ------      ------
2002:
   First Quarter..........................................    60.00       25.90
   Second Quarter.........................................    59.00       37.00
   Third Quarter..........................................    48.00       35.50
   Fourth Quarter.........................................    47.30       38.00
2003:
   First Quarter..........................................    54.50       43.75

     The following table sets forth the high and low price in Argentine pesos of YPF's Class D Shares on the Buenos Aires Stock Exchange, for each of the most recent six months.

                                                              High        Low
                                                             ------      ------
2002:
   November...............................................    43.70       38.00
   December...............................................    47.30       42.80
2003:
   January................................................    48.50       43.75
   February...............................................    50.80       47.75
   March..................................................    54.50       50.00
   April..................................................    56.70       51.50
   May....................................................    73.00       57.00
   June...................................................    82.00       71.50

(1) through June 24, 2003.

     On March 28, 2003, there were approximately 8,700 holders of Class D
Shares.

SEAQ International

     The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

ITEM 10.  Additional Information

Memorandum and Articles of Association

     YPF's bylaws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Argentine Republic on the same date, June 15, 1993 under number 5109 of the book of Corporations number 113, volume "A."

     For a detailed description of YPF's object and purpose, see Item 4 "Information on the Company." YPF's object is established in Section 4 of its Bylaws. Copies of the Bylaws, which have been filed as described in "Exhibit Index" in this annual report, are also available at the offices of YPF.

     Pursuant to Argentine Corporations Law No. 19,550 (the "Corporations law"), the Board of Directors or the Supervisory Committee (as defined below) shall call either annual general or extraordinary shareholders' meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than five percent of YPF's capital stock may also request that a shareholders' meeting be convoked.

     A shareholders' meeting shall be called at least twenty days prior to the meeting date by notice published in the legal publications journal for a period of five days. The notice shall include the nature, date, time and place of the meeting, the agenda to be discussed and the specific requirements shareholders must meet to attend the meeting.

     For meetings attendance purposes, shareholders must obtain a deposit certificate from brokers or the depository trust company. This certificate will allow each shareholder to be registered in the meeting attendance book which closes three business days before the date on which the meeting will be held. YPF will deliver to each shareholder a receipt certificate required for admission into the meeting. Shares certified and registered in the attendance book shall not be disposed of before the meeting is held unless the related deposit is cancelled.

     Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders' meetings. These persons may only exercise voting power to the extent they have previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on any proposal related to the approval of their management duties or their removal for cause.

Directors

     Election of Directors

     YPF's Bylaws provide for a Board of Directors of 7 to 14 members, as decided at the shareholders' meeting, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period invited to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings or for such longer period as they may act as replacements.

     YPF's Bylaws provide for each class of capital stock of YPF to elect a certain number of directors and alternates based, in part, on the percentage of total outstanding capital stock represented by such class. Based on the percentages of total outstanding capital stock of YPF owned by holders of each class of YPF's capital stock present at the Shareholders' General Ordinary and Extraordinary Meeting, held in April 2003, the holders of Class B Shares, Class C Shares and Class D Shares, voting as a single class, have appointed five directors to serve a one-year term, six directors to serve a two-year term and two alternates to serve a one-year term, all of them representatives for Class D Shares. See "Item 6: Directors, Senior Management and Employees."

     The Government of the Argentine Republic, sole holder of Class A Shares, in accordance with YPF's bylaws and in accordance with the above mentioned modification to YPF's Bylaws, are entitled to elect one director and one alternate to serve up to a one-year term.

     Under the Corporations Law, a majority of YPF's directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

     YPF's Bylaws require the Board of Directors to meet at least once every quarter in person or by video conference. The quorum requirement for meetings of the Board is a majority of the members, and if, in the event of a regularly called meeting, a quorum is not available one hour after the time set for the meeting, the President or the person replacing him at such meeting may invite the alternates of the same class as the absent directors to join the meeting, in the order in which such alternates were elected, in order to reach the minimum quorum or may call a meeting for another day. Resolutions must be adopted by a majority of the directors present, and the President or the person replacing him at a particular meeting is entitled to cast the deciding vote in the case of a tie.

     Duties and Liabilities of Directors

     Under Argentine law, directors have an obligation to perform their duties with loyalty and the diligence of a prudent businessperson. Directors are jointly and severally liable to YPF, the shareholders and third parties for the improper performance of their duties, for violating the law, YPF's Bylaws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Under the Corporations law, specific duties may be assigned to a director by the Bylaws, company regulations, or by resolution of the shareholders' meeting. In such cases, a director's liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Argentine's Corporations Law requires that a shareholders' meeting grant express authorization to directors engaging in activities in competition with YPF.

     The Corporations Law allows transactions or contracts between directors and YPF in connection with YPF's core activities, to the extent they were performed under fair market conditions. Those transactions that do not comply with the Corporations Law, require prior approval of the Board of Directors or the Supervisory Committee. In addition, these transactions must be approved by the shareholders of YPF at a general meeting. If the shareholders of YPF do not approve the transaction, directors and members of the Supervisory Committee that previously give their consent to such a transactions are fully liable for the adverse effects caused to YPF.

     Any director whose personal interests are adverse to YPF shall notify the Board and the Supervisory Committee. Otherwise, such director may be held liable to YPF under the Corporations law.

     A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee (as defined below) before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders' meeting, the appropriate governmental agency or the courts. Any liability of a director to YPF terminates upon approval of the director's performance by the shareholders, provided that shareholders representing at least 5% of YPF's capital stock do not object and, provided further, that such liability does not result from a violation of the law or the bylaws or regulations.

Foreign Investment Legislation

     Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the Foreign Investment Legislation), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company of "foreign capital" (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries other than broadcasting is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D Shares or ADSs or to exercise financial or corporate rights thereunder.

Dividends

     Under YPF's Bylaws, all Class A, Class B, Class C and Class D Shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except that shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders' meeting that approved the issuance so resolved. No provision of the Bylaws or of Argentine law gives rise to future special dividends only to certain shareholders.

     The amount and payment of dividends are determined by majority vote of the shareholders of YPF voting as a single class (except as described below), generally, but not necessarily, on the recommendation of the Board of Directors.

     The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by YPF, expressed in pesos.

                                                                               Pesos Per Share/ADS
                                                            ----------------------------------------------------------
Year Ended December 31,                                        1Q          2Q           3Q          4Q          Total
----------------------------------------------------        --------    ---------    --------   ---------     --------
1998................................................          0.22        0.22         0.22        0.22         0.88
1999................................................          0.22        0.22         0.22        0.22         0.88
2000................................................          0.22        0.22         0.22        0.22         0.88
2001................................................          0.22        2.00           --        2.00         4.22
2002................................................           --           --           --        4.00         4.00
2003................................................           --         5.00           --          --         5.00


     On April 10, 2002, the Shareholders' Ordinary and Extraordinary Meeting approved the payment of an interim dividend in the amount of Ps.2 per share, according to a Board of Directors resolution on November 29, 2001. This anticipated dividend was paid on December 5, 2001, subject to the approval of the shareholders and based on retained earnings reported in our quarterly financial statements for the period of nine month ended as of September 30, 2001.

     On November 7, 2002, the Board of Directors approved a dividend of 1,569 affecting the reserve for future dividends approved by the Shareholders' Meeting of April 10, 2002. Such dividend was mostly offset with certain receivables held with its majority shareholder as of such date, for an amount of 1,532, and the balance with minority shareholders was paid in cash with free available funds.

     On April 9, 2003, the Shareholders' Ordinary and Extraordinary Meeting, declared an annual dividend of Ps.5 per share, which was paid on April 22, 2003. In addition, the Shareholders' Meeting also approved a reserve for future dividends for Ps.1,023 million.

     Dividends may be lawfully paid only out of YPF's retained earnings reflected in the annual audited financial statements approved by a shareholders' meeting. The board of directors of a listed Argentine company may declare interim dividends, in which case each member of the board and of the supervisory committee is jointly and severally liable for the repayment of such dividend if retained earnings at the close of the fiscal year in which the interim dividend was paid would not have been sufficient to permit the payment of such dividend.

      Under the Bylaws, YPF's net income is applied as follows:

      o first, an amount equivalent to at least 5% of net income is segregated to build a legal reserve required by Argentine law (the "Legal Reserve") until such reserve is equal to 20% of the subscribed capital of YPF (plus adjustments to contributions);

      o second, an amount is segregated to pay the fees of the members of the Board of Directors and of the Supervisory Committee (see "Item 6: Directors, Senior Management and Employees--Compensation of Directors and Officers");

      o third, an amount is segregated to pay dividends on preferred stock, if any; and

      o fourth, the remainder of net income is allocated as determined by the shareholders' meeting and may be distributed as dividends to common shareholders.

     Owners of ADSs are entitled to receive any dividends payable with respect to the underlying Class D Shares. Cash dividends are paid to the Depositary in pesos, directly or through The Bank of New York S.A., although YPF may choose to pay cash dividends outside Argentina in a currency other than pesos, including U.S. dollars. The Deposit Agreement provides that the Depositary shall convert cash dividends received by the Depositary in pesos to dollars, to the extent that, in the judgment of the Depositary, such conversion may be made on a reasonable basis, and, after deduction or upon payment of the fees and expenses of the Depositary, shall make payment to the holders of ADSs in dollars.

Preemptive Rights

     Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe for a number of shares of the same class sufficient to maintain the holder's existing proportionate holdings of shares of that class. Preemptive rights also apply to issuances of convertible securities, but do not apply upon conversion of such securities.

     Under the Bylaws, any convertible securities issued will be convertible only into Class D Shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D Shares.

     Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice of shareholders' opportunity to exercise preemptive rights in the Official Gazette and an Argentine newspaper of wide circulation. The terms and conditions on which preemptive rights may be exercised with respect to Class C Shares may be more favorable than those applicable to Class A, Class B and Class D Shares.

     Shareholders who have exercised their preemptive rights are entitled to additional preemptive rights, in proportion to their respective ownership, with respect to any unpreempted shares, in accordance with the following procedure. Any unpreempted Class A Shares will be converted into Class D Shares and offered to holders of Class D Shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class A Shares.

      o Any Class B Shares not acquired by provinces through exercise of their own preemptive rights will be assigned to those provinces that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to such shares; any excess will be converted into Class D Shares and offered to holders of Class D Shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class B Shares.

      o Any Class C Shares that are not acquired by the remaining participants in the "Programa de Propiedad Participada" through exercise of their own preemptive rights will be assigned to any such participants who exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to such shares; any excess will be converted into Class D Shares and offered to holders of Class D Shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class C Shares.

      o Any unpreempted rights will be assigned to holders of Class D Shares that exercised their preemptive rights and indicated their intention to exercise additional preemptive rights; any remaining Class D Shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise additional preemptive rights.

     The term for exercise of additional preemptive rights is the same as that fixed for exercising preemptive rights.

Voting of the Underlying Class D Shares

     Under the Bylaws, each share entitles the holder thereof to one vote at any meeting of the shareholders of YPF, except that a specified number of Directors is elected by majority vote of each class (except as provided below). See "--Directors-- Election of Directors" above for information regarding the number of directors that holders of each class of shares are entitled to elect and certain other provisions governing nomination and election of directors. The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of shareholders of YPF, it will mail a notice to the holders of American Depositary Receipts ("ADRs"), evidencing ADSs, registered on the books of the Depositary which will contain the following:

      o a summary in English of the information contained in the notice of such meeting;

      o a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, the Bylaws of YPF and the Class D Shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D Shares evidenced by their respective ADSs; and

      o a statement as to the manner in which such instructions may be given to the Depositary.

     The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D Shares represented by the ADSs in accordance with the written instructions of the holders thereof. The Depositary will vote Class D Shares, as to which no instructions are received, in accordance with the recommendations of the Board of Directors of YPF. The Depositary will not vote Class D Shares, as to which no instructions have been received, in accordance with the recommendations of the Board of Directors, however, unless YPF has provided to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to the Bylaws or Board regulations of YPF. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D Shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Certain Provisions Relating to Acquisitions of Shares

     Pursuant to the Bylaws:

      o each acquisition of shares or convertible securities, as a result of which the acquiror, directly or indirectly through or together with its affiliates and persons acting in concert with it (collectively, an "Offeror"), would own or control shares that, combined with such Offeror's prior holdings, if any, of shares of such class, would represent the lesser of

            --    15% or more of the outstanding capital stock or

            --    20% or more of the outstanding Class D Shares, and

      o each subsequent acquisition by an Offeror (other than subsequent acquisitions by an Offeror owning or controlling more than 50% of YPF's capital prior to such acquisition) (collectively, "Control Acquisitions"), must be carried out in accordance with the procedure described under "--Restrictions on Control Acquisitions" below.

     In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition ("Related Party Transaction"), must be carried out in accordance with the provisions described under "--Restrictions on Related Party Transactions." The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Transaction carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders' meetings.

Reporting Requirements

     Pursuant to the Bylaws, any person who, directly or indirectly, through or together with its affiliates and persons acting in concert with it, acquires Class D Shares or securities convertible into Class D Shares, so that such person controls more than three percent of the Class D Shares, is required to notify the Board of Directors of such acquisition within five days of such acquisition, in addition to complying with any requirements imposed by any other authority in Argentina or elsewhere where the Class D Shares are traded. Such notice must include the name or names of the person and persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, YPF. Each subsequent acquisition by such person or persons requires a similar notice.

Restrictions on Control Acquisitions

     Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A Shares, if any are outstanding, and make a public tender offer for all outstanding shares and convertible securities of YPF. The Offeror will be required to provide YPF with notice of, and certain specified information with respect to, any such tender offer at least 15 business days prior to the commencement of the offer, as well as the terms and conditions of any agreement proposed for the Control Acquisition (a "Prior Agreement"). YPF will send each shareholder and holder of convertible securities a copy of such notice at the Offeror's expense. The Offeror is also required to publish a notice containing substantially the same information in a newspaper of general circulation in Argentina, New York and each other city in which YPF's securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to YPF, until the offer expires.

     The Board of Directors shall call a special meeting of the Class A Shares to be held ten business days following the receipt of such notice for the purpose of considering the tender offer. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

     The tender offer must be carried out in accordance with a procedure specified in the Bylaws and in accordance with any additional or stricter requirements of jurisdictions, exchanges or markets in which the offer is made or in which YPF's securities are traded. Under the Bylaws, the tender offer must provide for the same price for all shares tendered, which price may not be less than the highest of the following (the "Minimum Price"):

     (i) the highest price paid by, or on behalf of, the Offeror for Class D Shares or convertible securities during the two years prior to the notice provided to YPF, subject to certain antidilution adjustments with respect to Class D Shares;

     (ii) the highest closing price for the Class D Shares on the Buenos Aires Stock Exchange during the 30-day period immediately preceding the notice provided to YPF, subject to certain antidilution adjustments;

     (iii) the price resulting from clause (ii) above multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Offeror for Class D Shares during the two years immediately preceding the date of the notice provided to YPF and the denominator of which shall be the closing price for the Class D Shares on the Buenos Aires Stock Exchange on the date immediately preceding the first day in such two-year period on which the Offeror acquired any interest in or right to any Class D Shares, in each case subject to certain antidilution adjustments; and

     (iv) the net earnings per Class D Share during the four most recent full fiscal quarters immediately preceding the date of the notice provided to YPF, multiplied by the higher of (A) the price/earnings ratio during such period for Class D Shares (if any) and (B) the highest price/earnings ratio for YPF in the two-year period immediately preceding the date of the notice provided to YPF, in each case determined in accordance with standard practices in the financial community.

     Any such offer must remain open for a minimum of 90 days following the provision of notice to the shareholders or publication of the offer, and shareholders must have the right to withdraw tendered shares at any time up until the close of the offer. Following the close of such tender offer, the Offeror will be obligated to acquire all tendered shares or convertible securities, provided that if the number of shares tendered is less than the minimum, if any, upon which such tender offer was conditioned, the Offeror may withdraw the tender offer. Following the close of the tender offer, the Offeror may consummate any Prior Agreement within 30 days following the close of the tender offer, provided that if such tender offer was conditioned on the acquisition of a minimum number of shares, the Prior Agreement may be consummated only if such minimum was reached. If no Prior Agreement existed, the Offeror may acquire the number of shares indicated in the notice provided to YPF on the terms indicated in such notice, to the extent such number of shares were not acquired in the tender offer, provided that any condition relating to a minimum number of shares tendered has been met.

Restrictions on Related Party Transactions

     The price per share to be received by each shareholder in any Related Party Transaction must be the same as, and must be not less than the highest of, the following:

     (i) the highest price paid by or on behalf of the party seeking to carry out the Related Party Transaction (an "Interested Shareholder") for (A) shares of the class to be transferred in the Related Party Transaction (the "Class") within the two-year period immediately preceding the first public announcement of the Related Party Transaction or (B) shares of the Class acquired in any Control Acquisition, in each case as adjusted for any stock split, reverse stock split, stock dividend or other reclassification affecting the Class;

     (ii) the highest closing sale price of shares of the Class on the Buenos Aires Stock Exchange during the 30 days immediately preceding the announcement of the Related Party Transaction or the date of any Control Acquisition by the Interested Shareholder, adjusted as described above;

     (iii) the price resulting from clause (ii) multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Interested Shareholder for any share of the Class during the two years immediately preceding the announcement of the Related Party Transaction and the denominator of which shall be the closing sale price for shares of the Class on the date immediately preceding the first day in the two-year period referred to above on which the Interested Shareholder acquired any interest or right in shares of the Class, in each case as adjusted as described above; and

     (iv) the net earnings per share of the shares of the Class during the four most recent full fiscal quarters preceding the announcement of the Related Party Transaction multiplied by the higher of the (A) the price/earnings ratio during such period for the shares of the Class and (B) the highest price/ earnings ratio for YPF in the two-year period preceding the announcement of the Related Party Transaction, in each case determined in accordance with standard practices in the financial community.

     In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of YPF's capital stock, or that constitutes a merger or consolidation of YPF, must be approved in advance by the Class A Shares while any such shares remain outstanding.

Taxation

   General

     The following is a summary of the material Argentine tax matters that may be relevant to the acquisition, ownership and disposition of ADSs or Class D Shares of YPF.

     The summary describes the material tax consequences of the acquisition, ownership and disposition of ADSs or Class D Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire ADSs or Class D Shares of YPF. The summary applies only to holders that purchase ADSs or Class D Shares of YPF as capital assets and does not apply to special classes of holders such as dealers in securities, holders whose functional currency is not the dollar, or holders that own ten percent or more of the voting shares of YPF.

     The summary is based upon tax laws of Argentina and the United States, and regulations thereunder as in effect on the date of this annual report, which are subject to change. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of ADSs or Class D Shares should consult their own tax advisors as to Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class D Shares in their particular circumstances.

Argentine Taxes

   Taxation of Dividends

     Dividends of cash, property or capital stock of YPF to holders of Class D Shares or ADSs are currently exempt from Argentine withholding or other taxes. This exemption applies so long as the amount of dividends distributed does not exceed YPF's net taxable income for the financial years preceding the date of the distribution of such dividends.

     Dividends distributed by an Argentine company will also not be subject to Argentine withholding or other tax to the extent that those dividends come from earnings from dividends or other distributions received by such company from other Argentine companies.

   Taxation of Capital Gains

     Capital gains derived by non-resident individuals or non-resident legal entities from the sale, exchange or other disposition of ADSs or Class D Shares are not subject to tax.

   Tax on Personal Property

      Law No. 25,585 established material amendments to the tax treatment of shares and other forms of participation in corporate entities for the fiscal year ending December 31, 2002. The following is a summary of the new regulations:

      o Passive taxpayer: shareholders domiciled in Argentina are no longer considered passive taxpayers and are no longer required to declare stock and other forms of participation in corporate entities as taxable personal property. The Company itself will be the passive taxpayer with respect to stock and other forms of participation in corporate entities held by natural persons and estates, whether or not they are domiciled in Argentina, as well as with respect to corporations and other forms of corporate entities domiciled outside Argentina. For such purposes, under the new law the company would be entitled to reimbursement in the amount of the tax paid, and could take possession of, or sell, the property that generated the tax liability. However, it is unclear at this time how these new regulations would be implemented. YPF is awaiting for the issuance of new regulations before assuming a position on this matter.

      o Valuation of stock and other forms of participation in corporate entities: property will be valued based on the proportional book value of the corporate entity represented by the stock, even with respect to stock listed on an exchange.

      o     Tax rate: the applicable tax rate will be 0.5%.

   Value Added Tax

     The sale or disposition of ADSs or Class D Shares is not subject to value added tax.

   Other Taxes

     There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs or Class D Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class D Shares by reason of such holdings.

   Deposit and Withdrawal of Class D Shares in Exchange for ADSs

     No Argentine tax is imposed on the deposit or withdrawal of Class D Shares in exchange for ADSs.

   Tax Treaties

     Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

Other Taxes and Recent Developments in Argentina

   Tax on Bank Accounts Debits and Credits

      Law No. 25413 established a new tax that applies on debits and credits on bank checking accounts in Argentina. The tax is effective starting April 3, 2001. Every bank movement that involves either a debit or a credit on a bank checking account is subject to taxation.

     Banks are responsible for collecting the tax by applying the tax rate on each movement of the account, and charging the tax to the account holder by debiting the tax amount from the same account that caused the taxation.

     Tax rate is 0.6%, and it applies to each account movement, either a debit or a credit.

     The tax applies only on accounts held in banks subject to the control of the argentine monetary authorities. If a person establishes a system under which it makes payments to a third party (on its own name or on behalf of another person) substituting the use of a bank account (either in cash or otherwise), then it is also subject to taxation. In this case, the tax rate increases to 1.2% (to compensate 0.6% on collection plus another 0.6% on payment).

     Transactions between banks or movements between accounts that belong to the same account holder are exempted. Other exemptions include compensation between balances (debits and credits) between two companies originated in commercial transactions. Collections from exports are also exempted.

U.S. Federal Income Tax Considerations

     The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Class D Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if you hold Class D Shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

      o     certain financial institutions;

      o     insurance companies;

      o     dealers and traders in securities or foreign currencies;

      o persons holding Class D Shares or ADSs as part of a hedge, straddle or conversion transaction;

      o persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

      o partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

      o     persons liable for the alternative minimum tax;

      o     tax-exempt organizations;

      o persons holding Class D Shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

      o persons who acquired Class D Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decision and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It also assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Class D Shares or ADSs in your particular circumstances.

     The discussion below applies to you only if you are a beneficial owner of Class D Shares or ADSs and are, for U.S. federal tax purposes:

      o     a citizen or resident of the United States;

      o a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

      o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     In general, if you hold ADSs, you will be treated as the holder of the underlying Class D Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying Class D Shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Argentine taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

     Taxation of Distributions

     Distributions paid on Class D Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income for foreign tax credit purposes.

     Dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary's) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

     Argentine taxes withheld from cash dividends on Class D Shares or ADSs may be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. Instead of claiming a credit, you may, at your election, deduct such Argentine taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

     Sale and Other Disposition of Class D Shares or ADSs

     For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Class D Shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the Class D Shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

     Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Available Information

     YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the SEC's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N. W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at HTTP://WWW.SEC.GOV that contains reports and information statements and other information regarding us. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which YPF's American Depositary Shares are listed.

ITEM 11.  Quantitative and Qualitative Disclosures about Market Risk

     The following quantitative and qualitative information is provided about financial instruments to which YPF is a party as of December 31, 2002, and from which YPF may incur future earnings or losses from changes in market, foreign exchange rates or commodity prices. YPF does not enter into derivative or other financial instruments for trading purposes.

     This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in "Item 3: Key Information-- Risk Factors."

Quantitative Disclosure

     The table below provides information in Argentine pesos about YPF's debt obligations fixed in U.S. dollars and derivative financial instruments related to commodities that may be sensitive to changes in crude oil prices. For debt obligations, the table presents principal cash flows.

                                                                        (Proceeds) Payments
                                            --------------------------------------------------------------------------------
                                                        Expected maturity date
                                            ----------------------------------------------
                                              2003     2004      2005     2006       2007    Thereafter   Total   Fair Value
                                            -------  -------   -------  -------    -------   ----------  -------  ----------
Foreign Currency Exchange Rate Risk
Fixed rate
Short and Long-term debt --U.S. dollars
   (million US$)(1).....................        427      304                          211      195      1,137       1,034
Weighted-average interest rate..........       6.08%    8.01%                        7.75%    9.42%
Variable rate
Short and Long-term debt--U.S. dollars
   (million US$)(1).....................         27       25        25       25        25        -        127         127
Weighted-average interest rate..........    LIBOR +   LIBOR +  LIBOR +    LIBOR +  LIBOR +
                                              1.60%     1.60%    1.60%      1.60%    1.60%
Commodity Price Risk (Anticipated
   Transactions)
Crude oil price swaps(2)
Contract volumes (mmbbl)................        9.1      5.8       5.8      5.8       5.8      4.6       36.8
Price of Contract (US$/bbl)(1)..........      19.17    19.62     19.62    19.62     19.62    20.22      19.59
Contract amount (million US$)(1)........        174      114       114      114       114       91        721       134.5

------------------

(1) See "Item 5: Operating and Financial Review and Prospects" and "Item 3: Key Information--Risk Factors."

(2) Intended to hedge future crude oil delivery commitments. See Note 10 (b) to the Consolidated Financial Statements.

     Foreign Currency Exchange Rate Risk. YPF has been following a policy of not hedging its debt obligations in U.S. dollars due to the fact that, in 1991, the Argentine government instituted a set of economic reforms known as the "Convertibility Plan", the centerpiece of which was a fixed rate of exchange between the Argentine peso and the U.S. dollar of one to one. However, in view of the Argentine economic crisis, the Argentine authorities implemented a number of monetary and exchange control measures, including the abolishment of the Convertibility Law. As a result, YPF is currently exposed to risks associated with changes in foreign currency exchange rates.
See "Item 3: Key Information--Risk Factors."

     Crude oil price swaps: YPF entered into price swap agreements in November 1996, June 1998 and December 2001 on future oil delivery commitments, covering approximately 27.8 million, 23.9 million and 24.1 million barrels of crude oil, respectively. These swap agreements are for periods of seven, ten and seven years, respectively. These swap agreements were entered into in connection with advanced payments received by YPF for future crude-oil deliveries under forward crude oil sale agreements covering these same volumes of crude-oil subject to the swap agreements. Under the price swap agreements, YPF will pay a fixed average price of US$19.59 per barrel and will receive variable selling prices that will depend upon market prices. The estimated price effect presented in the table above represents the difference between the prices YPF will pay and the forecasted prices YPF would receive under the contracts.

Qualitative Disclosure

     As of December 31, 2002, YPF's primary risk exposures associated with financial instruments to which it is a party included crude oil price volatility and foreign exchange rate volatility with respect to debt denominated in U.S. dollars.

   Non-Derivative Financial Instruments

     YPF is mostly a borrower under fixed rate debt instruments that give rise to foreign exchange rate risk. YPF's objective in borrowing under fixed debt is to satisfy capital requirements that minimize YPF's exposure to interest rate fluctuations. To realize its objectives, YPF has borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

   Derivative Financial Instruments

     YPF has entered into commodity price derivative contracts to hedge commodity price risks.

     YPF has a policy and strategy, as of December 31, 2002, to enter only into commodity price derivative instruments that qualify as hedges of its existing commodity price risks.

ITEM 12.  Description of Securities Other than Equity Securities

     Not applicable.

                                     PART II

ITEM 13.  Defaults, Dividend Arrearages and Delinquencies

     None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

ITEM 15. Controls and Procedures

     Within 90 days prior to the filing date of this report, YPF S.A., under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, YPF's Chief Executive Officer and Chief Financial Officer concluded that YPF's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. YPF's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. There have been no significant changes in YPF's internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  Financial Statements

     The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.  Financial Statements

     The Consolidated Financial Statements of YPF for the years ended December 31, 2002 and 2001, were audited by Deloitte & Co. S.R.L. ("Deloitte"), member Firm of Deloitte Touche Tohmatsu, and the Consolidated Financial Statements of YPF for the year ended December 31, 2000 were audited by other auditors, who were a member Firm of Andersen, who ceased practicing before the SEC on August 31, 2002. Auditors reports issued by Deloitte and by other auditors, dated March 6, 2003 and February 27, 2001, respectively, are included in this annual report.

     The consolidated financial statements for the year ended December 31, 2001 were originally audited by other auditors, who were members of an international firm who ceased operations. Those consolidated financial statements were reaudited by Deloitte as subseqeunt to the filing with the SEC, and only for the U.S. GAAP reconciliation purposes, and after assessing the evolution of the economic crisis described in Note 13, the Company determined the US dollar as its functional currency. Consequently, the reconciliation of net income and shareholders' equity to U.S. GAAP as of December 31, 2001, has been restated for comparative purposes to give retroactive effect to such criteria. See the "Item
5. Operating and Financial Review and Prospects--US GAAP Reconciliation" and
Note 14.a to the consolidated financial statements for a detailed description of effects of such restatement.

     See pages F-1 through F-56.

ITEM 19.  Exhibits

     (a).Index to Financial Statements:

                                                                                                                    Page
Reports of independent public accountants....................................................................        F-2
Consolidated statements of income for the years ended December 31, 2002, 2001, and 2000......................        F-4
Consolidated balance sheets as of December 31, 2002, 2001, and 2000..........................................        F-5
Consolidated statements of cash flows for the years ended December 31, 2002, 2001, and 2000..................        F-6
Consolidated statements of change in shareholders' equity for the years ended December 31,
   2002, 2001, and 2000......................................................................................        F-7
Notes to consolidated financial statements for the years ended December 31, 2002, 2001, and
   2000......................................................................................................        F-8

     (b).Index to Exhibits:

          1.1    Bylaws (Estatutos) of YPF, S.A. as amended (Spanish Version)+
          1.2    Bylaws (Estatutos) of YPF, S.A. as amended (English Version)+
          8.1    List of significant subsidiaries.

------------------
     + Previously filed as an exhibit to YPF's 1999 annual report on Form 20-F filed on June 2, 2000.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant tha it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           YPF SOCIEDAD ANONIMA

                                           By:  /s/ Carlos Alberto Olivieri
                                               ---------------------------------
                                               Name:  Carlos Alberto Olivieri
                                               Title: Chief Financial Officer

Dated: June 27, 2003

                      CHIEF EXECUTIVE OFFICER CERTIFICATION

     I, Alfonso Cortina de Alcocer, certify that:

     1.  I have reviewed this annual report on Form 20-F of YPF Sociedad
Anonima;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent, evaluation, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                          By: /s/ Alfonso Cortina de Alcocer
                                              --------------------------------
                                             Name: Alfonso Cortina de Alcocer
                                             Title: Chief Executive Officer

Date: June 27, 2003

                      CHIEF FINANCIAL OFFICER CERTIFICATION

     I, Carlos Alberto Olivieri, certify that:

     1.  I have reviewed this annual report on Form 20-F of YPF Sociedad
Anonima;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent function):

         (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls;

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                         By:   /s/ Carlos Alberto Olivieri
                                              ----------------------------------
                                              Name: Carlos Alberto Olivieri
                                              Title: Chief Financial Officer

Date: June 27, 2003

                  YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES
                                      INDEX





                                                                                                                    Page

Reports of independent public accountants....................................................................        F-2

Consolidated statements of income for the years ended December 31, 2002, 2001 and 2000.......................        F-4

Consolidated balance sheets as of December 31, 2002, 2001 and 2000...........................................        F-5

Consolidated statements of cash flows for the years ended December 31, 2002, 2001 and 2000...................        F-6

Consolidated statements of changes in shareholders' equity for the years ended December 31, 2002, 2001
  and 2000...................................................................................................        F-7

Notes to consolidated financial statements for the years ended December 31, 2002, 2001 and 2000..............        F-8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

We have audited the consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the two years in the period ended December 31, 2002, all expressed in constant Argentine pesos as of December 31, 2002. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

The consolidated financial statements of YPF SOCIEDAD ANONIMA for the year ended December 31, 2000, which are presented for comparative purposes and expressed in constant Argentine pesos as of December 31, 2002, were audited by other auditors who were members of an international firm that has ceased operations and issued their unqualified report dated February 27, 2001.

These consolidated financial statements are the responsibility of the Company's Management.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 13 to the accompanying consolidated financial statements, during the year 2002, a deep change has been implemented in the economic model of the country as well as in the Convertibility Law that was in place since March 1991 (whereby the Argentine peso was pegged at parity with the US dollar). The main consequences of the set of measures adopted by the Argentine Federal Government to the date of this report have been: (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) default on payments of the public debt; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of certain financial loans principal and interest payments without prior authorization from the Argentine Central Bank; (e) the implementation of new withholding systems for hydrocarbon exports; (f) the increase in domestic prices; and (g) the suspension of the legal provisions for entities' dissolution and shareholders' contributions compulsory reduction. The future development of the economic crisis may require further measures from the Argentine Federal Government. The accompanying consolidated financial statements should be read taking into account the issues mentioned above.

In our opinion, the consolidated financial statements of YPF SOCIEDAD ANONIMA, as of December 31, 2002 and 2001 present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles applicable to consolidated financial statements in Argentina, but do not conform with accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the approximate effect of those differences on consolidated net income and shareholders' equity are set forth in Note 14 and 15 to the accompanying consolidated financial statements. As discussed in Note 14 to the consolidated financial statements, the reconciliation to U.S. GAAP as of and for the year ended December 31, 2001, has been restated.


Buenos Aires, Argentina
March 6, 2003


DELOITTE & Co. S.R.L.



RICARDO C. RUIZ
Partner

This is a copy of the audit report previously issued by Pistrelli, Diaz y Asociados, a former member firm of Arthur Andersen, in connection with YPF Sociedad Anonima's filing on Form 20-F for the year ended December 31, 2001. This audit report has not been reissued by Pistrelli, Diaz y Asociados in connection with the filing of this annual report on Form 20-F. The consolidated balance sheets as of December 31, 1999 and 1998, the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 1999 and 1998 referred to in this report have not been included in the accompanying financial statements.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of YPF Sociedad Anonima:

         We have audited the consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies as of December 31, 2000, 1999 and 1998 and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the Unites States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA, and its controlled companies as of December 31, 2000, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in accordance with generally accepted accounting principles applicable to the consolidated financial statements in Argentina.

         Further, in our opinion, the reconciliation of net income for each of the three years in the period ended December 31, 2000 and shareholders' equity for the three years ended December 31, 2000, presented in Note 15 of notes to consolidated financial statements, which reconciles net income and shareholders' equity, as shown in the consolidated financial statements, to the approximate amounts of net income and shareholders' equity as determined in conformity with generally accepted accounting principles in the United States of America, presents fairly the information shown therein.


Buenos Aires, Argentina                 PISTRELLI, DIAZ Y ASOCIADOS
February 27, 2001                       C.P.C.E.C.F. T1 - F8

                                        /s/  RICARDO C. RUIZ
                                        ----------------------------------------
                                        RICARDO C. RUIZ
                                        Partner
                                        C.P.A., Buenos Aires University
                                        C.P.C.E.C.F. T156 - F159

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002, except for per share amounts in Argentine pesos as of December 31, 2002 -
Note 1)


                                                                             2002             2001              2000
                                                                     -------------    -------------     -------------

Net sales (Note 8)                                                         19,599           17,810            18,897
Cost of sales (Note 18.e)                                                 (11,057)         (10,622)          (10,878)
                                                                     -------------    -------------     -------------
          Gross profit                                                      8,542            7,188             8,019

Administrative expenses (Note 18.g)                                          (432)            (476)             (397)
Selling expenses (Note 18.g)                                               (1,050)          (1,682)           (1,259)
Exploration expenses (Note 18.g)                                             (240)            (220)             (314)
                                                                     -------------    -------------     -------------
          Operating income                                                  6,820            4,810             6,049

(Loss) Income on long-term investments                                       (436)            (253)               37
Other expenses, net (Note 3.h)                                               (430)            (275)             (611)
Financial income (expense) and holding gains (losses), net:
  Gains on assets (Note 3.i)                                                  754                9               233
  Losses on liabilities (Note 3.i)                                         (3,636)            (687)             (576)
Income (Loss) from sale of long-term investments                              687             (273)             (426)
                                                                     -------------    -------------     -------------
          Net income before income tax and minority interest                3,759            3,331             4,706

Income tax                                                                   (415)          (1,541)           (1,999)
Minority interest                                                               -               (2)              (26)
                                                                     -------------    -------------     -------------
          Net income                                                        3,344            1,788             2,681
                                                                     =============    =============     =============
          Earnings per share (Note 1)                                        8.50             4.55              7.59
                                                                     =============    =============     =============



The accompanying notes are an integral part of these statements

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002, 2001 AND 2000 (amounts expressed in millions of Argentine pesos as of December 31, 2002 - Note 1)

                                                                                2002              2001             2000
                                                                        -------------     -------------    -------------
Current Assets
Cash                                                                             248                85              113
Investments (Note 3.a)                                                           426               155              853
Trade receivables (Note 3.b)                                                   1,913             2,069            2,632
Other receivables (Note 3.c)                                                   5,137             1,822              884
Inventories (Note 3.d)                                                           626               598              724
Other assets (Note 2.c)                                                            -               303                -
                                                                        -------------     -------------    -------------
          Total current assets                                                 8,350             5,032            5,206
                                                                        -------------     -------------    -------------

Noncurrent Assets
Trade receivables (Note 3.b)                                                      80               170               37
Other receivables (Note 3.c)                                                   1,145             1,266            1,143
Investments (Note 3.a)                                                         1,049             2,989            1,536
Fixed assets (Note 3.e)                                                       18,898            18,982           20,520
Intangible assets (Note 18.b)                                                     29               327              452
                                                                        -------------     -------------    -------------
          Total noncurrent assets                                             21,201            23,734           23,688
                                                                        -------------     -------------    -------------
          Total assets                                                        29,551            28,766           28,894
                                                                        =============     =============    =============

Current Liabilities
Accounts payable (Note 3.f)                                                    1,697             2,293            2,293
Loans (Note 3.g)                                                               1,529             2,394            1,290
Salaries and social security                                                      84               133              159
Taxes payable                                                                    566               328            1,567
Advances from crude oil purchasers (Note 10.b)                                   398               329              194
Dividends payable                                                                  -                 -              170
Reserves (Note 18.d)                                                             141               292              308
                                                                        -------------     -------------    -------------
          Total current liabilities                                            4,415             5,769            5,981
                                                                        -------------     -------------    -------------

Noncurrent Liabilities
Accounts payable (Note 3.f)                                                       98               362              666
Loans (Note 3.g)                                                               2,728             2,512            2,887
Salaries and social security                                                     134               109              118
Taxes payable                                                                     38                 -                4
Advances from crude oil purchasers (Note 10.b)                                 1,317             1,111              602
Reserves (Note 18.d)                                                             538               395              399
                                                                        -------------     -------------    -------------
          Total noncurrent liabilities                                         4,853             4,489            4,676
                                                                        -------------     -------------    -------------
          Total liabilities                                                    9,268            10,258           10,657
Minority Interest                                                                  -                 -              142
Shareholders' Equity (per corresponding statements)                           20,283            18,508           18,095
                                                                        -------------     -------------    -------------
          Total liabilities, minority interest and shareholders' equity       29,551            28,766           28,894
                                                                        =============     =============    =============


The accompanying notes are an integral part of these statements

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002 - Note 1)

                                                                                     2002             2001              2000
                                                                                -------------    --------------    --------------
Cash Flows from Operating Activities
Net income                                                                             3,344             1,788             2,681
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Minority interest                                                                        -                 2                26
  Dividends from long-term investments                                                    49               113                46
  (Income) Loss from sale of long-term investments                                      (687)              273               426
  Loss (Income) on long-term investments and amortization
   of intagible assets                                                                   637 (1)           253 (1)           (50)(1)
  Depreciation of fixed assets                                                         2,048             2,191             2,034
  Consumption of materials and fixed assets retired, net of allowances                   204                27               321
  Increase in allowances for fixed assets                                                 98                87               205
  Net (decrease) increase in reserves                                                    364                (4)              233
Changes in assets and liabilities:
  Trade receivables                                                                   (1,097)              310              (273)
  Other receivables                                                                   (2,343)             (491)             (103)
  Inventories                                                                            (51)              140              (118)
  Accounts payable                                                                       747                24               500
  Salaries and social security                                                           113               (37)               15
  Taxes payable                                                                          503            (1,322)              744
  Advances from crude oil purchasers                                                    (524)              644              (194)
  Exchange differences, interest and results on exposure to inflation                  2,114               (31)              (70)
                                                                                -------------    --------------    --------------
          Net cash flows provided by operating activities                              5,519             3,967             6,423
                                                                                -------------    --------------    --------------

Cash Flows from Investing Activities
Acquisitions of fixed assets                                                          (2,693)           (2,807)           (2,559)
Capital contributions in long-term investments                                           (27)             (591)             (271)
Acquisitions of long-term investments                                                      -              (312)             (373)
Proceeds from sale of long-term investments                                            1,479             3,269               480
Investments (non cash and equivalents)                                                    59                55                24
                                                                                -------------    --------------    --------------
          Net cash flows used in investing activities                                 (1,182)             (386)           (2,699)
                                                                                -------------    --------------    --------------

Cash Flows from Financing Activities
Proceeds from loans                                                                      103             5,665               849
Payment of loans                                                                      (3,840)           (6,416)           (4,046)
Dividends paid                                                                           (37)           (3,604)             (692)
                                                                                -------------    --------------    --------------
          Net cash flows used in financing activities                                 (3,774)           (4,355)           (3,889)
                                                                                -------------    --------------    --------------

Increase (Decrease) in Cash and Equivalents                                              563              (774)             (165)
          Cash and equivalents at the beginning of years                                 209               957             1,122
          Cash and equivalents from the merger with
           Astra C.A.P.S.A. and Repsol Argentina S.A.                                      -                26                 -
          Effect of changes in the purchasing power of
           Argentine pesos on cash and equivalents                                      (113)                -                 -
                                                                                -------------    --------------    --------------
          Cash and equivalents at the end of years                                       659               209               957
                                                                                =============    ==============    ==============

For supplemental information on the consolidated statements of cash flows, see
Note 16.d.


(1) Includes 185 corresponding to the proportional consolidation of the income statements of Petroken Petroquimica Ensenada S.A. ("Petroken"), Refineria del Norte S.A. ("Refinor"), Profertil S.A., Compania Mega S.A. ("Mega"), Empresa Petrolera Andina S.A. ("Andina") and Global Petroleum Corporation ("Global") as of December 31, 2002, (28) corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Andina, Mega and Global as of December 31, 2001, and (35) corresponding to the proportional consolidation of the income of statement of Petroken, Refinaria de Petroleos de Manguinhos ("Manguinhos") and Global as of December 31, 2000.



        The accompanying notes are an integral part of these statements

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002 -
Note 1, except for per share amount in Argentine pesos)




                                                                           Shareholders' Contributions
                                                       -----------------------------------------------------------------------
                                                        Subscribed   Adjustment to    Issuance    Irrevocable
                                                         Capital     Contributions    Premiums    Contributions     Total
                                                       ------------- -------------  ------------- ------------- --------------

      Balance as of December 31, 1999                         3,530         6,707              -             -         10,237
As decided by the Ordinary and Extraordinary
Shareholders' meeting of April 27, 2000:
- Appropriation to Legal Reserve                                  -             -              -             -              -
- Cash dividends (Ps. 0.88 per share)                             -             -              -             -              -
Net income                                                        -             -              -             -              -
                                                       ------------- -------------  ------------- ------------- --------------
      Balance as of December 31, 2000                         3,530         6,707              -             -         10,237

Merger with Astra C.A.P.S.A. and Repsol
Argentina S.A. as of January 1, 2001                            403           476            635            28          1,542
As decided by the Ordinary and Extraordinary
Shareholders' meeting of April 18, 2001:
- Appropriation to Legal Reserve                                  -             -              -             -              -
- Cash dividends (Ps. 2 per share)                                -             -              -             -              -
As decided by the Board of Directors'
meeting of November 29, 2001:
- Prepaid cash dividends (Ps. 2 per share)                        -             -              -             -              -
Net income                                                        -             -              -             -              -
                                                       ------------- -------------  ------------- ------------- --------------
      Balance as of December 31, 2001                         3,933         7,183            635            28         11,779

As decided by the Ordinary and Extraordinary
Shareholders' meeting of April 10, 2002:
- Appropriation to Legal Reserve                                  -             -              -             -              -
- Appropriation to Reserve for                                    -             -              -             -              -
  future Dividends
As decided by the Board of Directors'
meeting of November 7, 2002:
- Dividends - 37 in cash and 1,532 in kind                        -             -              -             -              -
   (Ps. 4 per share) (Note 11)
Net income                                                        -             -              -             -              -
                                                       ------------- -------------  ------------- ------------- --------------
      Balance as of December 31, 2002                         3,933         7,183            635            28         11,779
                                                       ============= =============  ============= ============= ==============

                                                                          Reserve       Unappropriated          Total
                                                           Legal        for Future       Retained            Shareholders'
                                                         Reserve         Dividends        Earnings             Equity
                                                       -------------   -------------    -------------      ----------------

      Balance as of December 31, 1999                           543              -            5,313              16,093
As decided by the Ordinary and Extraordinary
Shareholders' meeting of April 27, 2000:
- Appropriation to Legal Reserve                                 52              -              (52)                  -
- Cash dividends (Ps. 0.88 per share)                             -              -             (679)               (679)
Net income                                                        -              -            2,681               2,681
                                                       -------------   -------------    -------------      -------------
      Balance as of December 31, 2000                           595              -            7,263              18,095

Merger with Astra C.A.P.S.A. and Repsol
Argentina S.A. as of January 1, 2001                             74              7              436               2,059
As decided by the Ordinary and Extraordinary
Shareholders' meeting of April 18, 2001:
- Appropriation to Legal Reserve                                133              -             (133)                  -
- Cash dividends (Ps. 2 per share)                                -              -           (1,717)             (1,717)
As decided by the Board of Directors'
meeting of November 29, 2001:
- Prepaid cash dividends (Ps. 2 per share)                        -              -           (1,717)             (1,717)
Net income                                                        -              -            1,788               1,788
                                                       -------------   -------------    -------------     -------------
      Balance as of December 31, 2001                           802              7            5,920              18,508

As decided by the Ordinary and Extraordinary
Shareholders' meeting of April 10,
2002:
- Appropriation to Legal Reserve                                 56              -              (56)                  -
- Appropriation to Reserve for                                    -          1,694           (1,694)                  -
  future Dividends
As decided by the Board of Directors'
meeting of November 7, 2002:
- Dividends - 37 in cash and 1,532 in kind                        -         (1,569)               -              (1,569)
   (Ps. 4 per share) (Note 11)
Net income                                                        -              -            3,344               3,344
                                                       -------------   -------------    -------------      -------------
      Balance as of December 31, 2002                           858            132            7,514              20,283
                                                       =============   =============    =============      =============



        The accompanying notes are an integral part of these statements

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(amounts expressed in millions of Argentine pesos as of December 31, 2002, except where otherwise indicated - Note 1)


1. CHANGES IN ARGENTINE ECONOMIC RULES AND SIGNIFICANT ACCOUNTING POLICIES

Changes in Argentine economic rules

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term. The summary of the main outstanding measures adopted is disclosed in Note 13.

Significant accounting policies

The financial statements of YPF Sociedad Anonima ("YPF") and its controlled companies (the "Company") have been prepared in accordance with generally accepted accounting principles in Argentina ("Argentine GAAP") considering the regulations of the Argentine Securities Commission ("CNV"). They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

The consolidated financial statements of YPF as of December 31, 2001, include the effect of the merger with Astra C.A.P.S.A. ("Astra") and Repsol Argentina S.A. as of January 1, 2001, as mentioned in the accompanying Notes.

Presentation of financial statements in constant Argentine pesos

The consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.").

Pursuant to General Resolution No. 272 of the CNV and based on the prevailing economic stability conditions, the Company discontinued the application of the restatement method as from September 1, 1995, while retaining all restatements recorded until such date. This criterion has been accepted by Argentine GAAP until December 31, 2001. Considering the existence of a new inflationary context (the increase in the wholesale price index, applicable for restating financial statements, was 118% in the year ended December 31, 2002) and the conditions created by the new scenario established by the Public Emergency and Exchange System Reform Law, which are further described in Note 13, on March 6, 2002, the Buenos Aires City Professional Council in Economic Sciences (the "C.P.C.E.C.A.B.A.") approved Resolution M.D. No. 3/2002, that provides, among other aspects, the application of the restatement in constant Argentine pesos in the fiscal years or interim periods ended on and after March 31, 2002, and accepts that the accounting measurements restated as a result of the change in the purchasing power of the Argentine peso until the discontinuance of the adjustments, such as those arisen in the stability period, be considered as stated in constant Argentine pesos as of December 2001.

For the year ended December 31, 2002, the Company has applied the Resolution M.D. No. 3/2002 of the C.P.C.E.C.A.B.A., as far as the restatement in constant Argentine pesos is concerned, which was ratified by General Resolution No. 415 of the CNV, dated July 25, 2002. The consolidated financial statements for the years ended December 31, 2001 and 2000, which are presented for comparative purposes, were restated to constant Argentine pesos as of December 31, 2002 to reflect the effect of changes in the purchasing power of money for the year then ended. The conversion factor used to perform such restatement was approximately 2.182.

Basis of consolidation

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for SEC reporting purposes.

Following the methodology established in Technical Resolution Number 4 of the F.A.C.P.C.E., YPF has consolidated its balance sheets as of December 31, 2002, 2001 and 2000 and the related statements of income and cash flows for the years then ended with the financial statements of those companies in which YPF has the number of votes necessary to control corporate decisions ("YPF Group").

Additionally, the income on long-term investments in investees in which joint control is held has been proportionally consolidated line by line, based on the YPF's interest in income accounts of the financial statements of such companies. The effect of this proportional consolidation on consolidated net sales and on consolidated operating income for the years ended December 31, 2002, 2001 and 2000, is disclosed in Note 14.

Consolidated foreign subsidiaries' financial statements are translated into Argentine pesos using the year-end exchange rate and the corresponding exchange differences have been credited (charged) to current income.

The valuation methods employed by the controlled companies are consistent with those followed by YPF. If necessary, adjustments have been made to conform the accounting principles used by controlled companies to those of YPF.

Financial instruments with off-balance sheet risk and concentrations of credit risk

Although YPF does not use derivative financial instruments to hedge the effects of fluctuations in market prices, the Company has entered into certain hedging contracts, which are described below.

As of December 31, 2002, YPF hedged the crude oil price of future deliveries through price swap agreements originally covering approximately 27.8 million,
23.9 million and 24.1 million crude oil barrels to be delivered during the term of seven, ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 10.b). Under these price swap agreements YPF will receive variable selling prices, which will depend upon market prices. As of December 31, 2002, approximately 37 million of barrels of crude oil are hedged under these agreements.

Gains and losses on hedging activities over crude oil sales are deferred until the related transaction is recognized and are accounted for as a component of net sales in the Statement of Income.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and provides credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information and historical trends. Credit risk on trade receivables is limited, as a result of the Company's large customer base.

Since counterparties to YPF's derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's consolidated financial statements include amounts that are based on Management's best estimates and judgments. Actual results could differ from these estimates.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Recognition of revenue

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risk of loss passes to the customer.

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. Anticipated losses on contracts in progress are charged to earnings when identified.

Joint ventures and other agreements

The Company's interests in oil and gas related joint ventures and other agreements involved in exploration and in oil and gas extraction have been consolidated line by line on the basis of the Company's proportionate share in their assets, liabilities, income, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF's producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2002 and 2001 and 353,000,000 shares outstanding during the year ended as of December 31, 2000 (Note 4).

Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.


2.  VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a) Cash, current investments, trade and other receivables and payables:

      - Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each year, if applicable.

      - Amounts in foreign currencies have been valued at the relevant exchange rates in effect as of each year-end, including accrued interest, if applicable. Assets and liabilities in U.S. dollars as of December 31, 2001, were valued at the Argentine peso 1 to US$ 1 exchange rate which was effective as of the suspension date of exchange market transactions, according to the provisions of Resolution M.D. No. 1/02 of the C.P.C.E.C.A.B.A. and of Resolution No. 392 of the CNV (Note 13). Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is presented in Note 18.f.

      If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)    Inventories:

      - Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each year.

      - Raw materials and packaging materials have been valued at weighted average price, which does not significantly differ from its replacement cost as of the end of each year.

c)    Other assets:

      Includes the assets related to the investments in Indonesia, which have been valued at their estimated realizable value as of December 31, 2001 (Note 12).

d)    Noncurrent investments:

      These include the Company's investments in investees as defined by Argentine Corporation Law (Article No. 33 of Law No. 19,550) and investments in other companies where less than 10% interest is held. These investments are detailed in Note 18.c and have been valued using the equity method. Investees where less than 20% interest is held are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Board of Directors and the significant transactions between YPF and the investees.

      The equity of foreign investments has been converted into Argentine pesos at the exchange rate prevailing at the end of each year (Note
      13) and the corresponding exchange differences have been credited (charged) to current income.

      Holding in preferred shares has been valued as defined in the respective bylaws.

      If necessary, adjustments have been made to conform the accounting principles used by investees to those of the Company.

      The investments in investees have been calculated based upon the last available financial statements of these companies at the end of each year, taking into account significant subsequent events and transactions as well as available management information (Note 18.c).

      As from the effective date of Law No. 25,063, the dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)    Fixed assets:

      Fixed assets have been valued at acquisition cost restated as detailed in
      Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 18.a.

      Oil and gas producing activities

      - The Company follows the "successful effort" method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. Furthermore, costs of drilling exploratory wells are also charged to expense if the proved reserves determination process exceeds one year following completion of drilling.

      - Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

      - The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

      - The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

      - Estimated future abandonment and plugging costs have been considered in determining depreciation rates.

      Other fixed assets

      - The Company's other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

      Maintenance and repairs to the fixed assets have been charged to expense as incurred.

      Renewals, betterments and major repairs that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

      The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset);
      (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets' carrying value above their estimated realizable value.

      The carrying value of the fixed assets, taken as a whole, does not exceed their estimated realizable value.

f)    Intangible assets:

      - Goodwill represented the excess of the acquisition cost of certain subsidiaries over book value, which had been similar to the fair value of net assets and liabilities acquired at the date of the respective acquisitions, restated as detailed in Note 1. Goodwill has been disclosed net of the related accumulated amortization. Amortization of goodwill is provided over its estimated useful life, using the straight-line method (Note 18.b).

      -     Deferred charges: have been valued at cost restated as detailed in
            Note 1, less related accumulated amortization (Note 18.b).

g) Salaries and Social Security - Pensions and other Postretirement and Postemployment Benefits

      YPF Holdings Inc., a U.S. wholly owned subsidiary of YPF has a number of trustee noncontributory pension plans and postretirement and postemployment benefits.

      The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are and have been accrued based on years of service and compensation earned during years of employment. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and selected key employees.

      YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other postemployment benefits for eligible individuals whose employment is terminated by YPF Holdings Inc. prior to their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. YPF Holdings Inc. accounts for benefits provided after employment but before retirement by accruing the estimated cost of postemployment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

      Other postretirement and postemployment benefits are funded as claims are incurred.

h)    Taxes, withholdings and royalties:

      Income tax and tax on minimum presumed income

      The Company recognizes the income tax expense applying the current 35% income tax rate to the tax income for the year, without considering the effect of the temporary differences between the financial and tax basis.

      Additionally, YPF and its Argentine subsidiaries calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets at the end of each year and therefore the corresponding tax liability will coincide with the higher of such taxes. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

      The estimated income tax for the years ended December 31, 2002, 2001 and 2000, was charged to "Income tax" account in the statements of income, since the annual income tax was higher than the tax on minimum presumed income.

      Royalties and withholding systems for hydrocarbon exports in Argentina

      A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes effectively produced. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

      Law No. 25,561 on Public Emergency and Exchange System Reform established the implementation of a withholding system for hydrocarbon exports for five years. The applicable current rates to that withholding system amounts to 5% for certain refined products, liquefied petroleum gas and natural gasoline and 20% for crude oil. Such withholdings are accounted for as a reduction to sales amount.

i)    Allowances and reserves:

      Allowances

      Amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

      Reserves for losses

      Amounts have been provided for various contingencies involving the Company. The estimated probable amounts recorded take into consideration the probability of occurrence, based on Management's expectations and consultation with legal counsel.

      The activity in the allowances and reserves accounts is set forth in Note 18.d.

j)    Environmental liabilities:

      Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or, the Company's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation.

k)    Shareholders' equity accounts:

      These accounts have been stated in Argentine pesos as detailed in Note 1, except for the "Subscribed Capital" account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos as of December 31, 2002, is disclosed in the "Adjustment to Contributions" account.

l)    Statements of income accounts:

      The amounts included in the income statement have been recorded by applying the following criteria:

      - Accounts which accumulate monetary transactions were restated by means of the application of the conversion factor of the month of the accrual to the original amounts, as detailed in Note 1.

      - Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month, restated as detailed in
            Note 1.

      - Depreciation and amortization of nonmonetary assets, valued at historical cost, have been recorded based on the restated historical cost of such assets, as detailed in Note 1.

      - Holding gains (loss) on inventories valued at replacement cost, net of the effect of the inflation, have been included in the account "Holding gains (losses) on inventories".

      - The income (loss) on long-term investments in investees has been calculated on the basis of the income of those companies restated at the closing date of the year and was included in the account "(Loss) Income on long-term investments".

      - Financial income (expenses) are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account "Gains (losses) on exposure to inflation".

m)    New professional accounting standards:

      From January 1, 2003, the Company will apply the new accounting principles in Argentina (Technical Resolutions No. 16 to 20 of the F.A.C.P.C.E.), which will introduce significant changes to the current standards in relation to valuation and disclosure criteria.

      Main changes introduced by new accounting principles are as follows: i) restrictions on the capitalization of certain deferred charges, ii) mandatory application of the deferred income tax method as well as the valuation of deferred assets and liabilities on a discounted basis, iii) changes in frequency and methodology for the test of impairment of fixed assets, iv) valuation of derivative financial instruments at fair value,
      v) valuation at discounted values for certain receivables and liabilities, and vi) changes in the method of translation of equity in foreign investments. The application of certain accounting standards mentioned above will imply a restatement of the initial shareholders' equity as of January 1, 2003, and the restatement for comparative purposes of previous years balances.


3. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets


a)       Investments:                            2002                       2001                       2000
                                      --------------------------------------------------------------------------------
                                        Current      Noncurrent     Current     Noncurrent      Current     Noncurrent
                                      -----------   -----------   ----------   -------------   ----------  -----------

   Short-term investments and
      Government securities (1) (2)           426            18          155            61           853           28
    Long-term investments (Note 18.c)           -         1,220            -         3,236             -        1,521
    Allowance for reduction in value
      of holdings in long-term
      investments (Note 18.d)                   -          (189)           -          (308)            -          (13)
                                      -----------   -----------   ----------   ------------   ----------  -----------
                                              426         1,049          155         2,989           853        1,536
                                      ===========   ===========   ==========   ============   ==========  ===========

(1) Includes 5, 24 and 26 of restricted cash as of December 31, 2002, 2001 and 2000, respectively.
(2) Short-term investments are mainly composed of certificates of deposits and mutual funds.

b)  Trade receivables:                         2002                       2001                       2000
                                     -------------------------   ------------------------   -----------------------
                                      Current      Noncurrent     Current     Noncurrent     Current     Noncurrent
                                     ------------  -----------   ----------   -----------   ----------  -----------
    Accounts receivable                   1,782            80        2,545           170        2,842            37
    Related parties (Note 7)                565             -          506             -          345             -
    Notes receivable                          -             -           52             -           28             -
                                     ------------  -----------   ----------   -----------   ----------  -----------
                                          2,347            80        3,103           170        3,215            37
    Allowance for doubtful trade
      receivables (Note 18.d)              (434)            -       (1,034)            -         (583)            -
                                     ------------  -----------   ----------   -----------   ----------  -----------
                                          1,913            80        2,069           170        2,632            37
                                     ============  ===========   ==========   ===========   ==========  ===========


c)  Other receivables:                           2002                       2001                       2000
                                     -------------------------   ------------------------   -----------------------
                                      Current      Noncurrent     Current     Noncurrent     Current     Noncurrent
                                     ------------  -----------   ----------   -----------   ----------  -----------
    Tax credits and advances and
      export rebates                          258            71          286           159          358            20
    Trade                                      28             -           85            -            76            -
    Prepaid expenses                           57           316           41           329           59           393
    Concessions charges                        17           143           15           161           13           175
    Related parties (Note 7)                4,608           455        1,126           199          113             4
    Loans to clients                           11            91           50           223           85           227
    From the renegotiation of
      long-term contracts                       -            27            -            70            -            92
    Gas imbalance                               -            36            -            68            -            72
    From joint ventures and other
      agreements                               38             -          111             -          133             -
    From sale of noncurrent assets              6             1           24            15            -             -
    Miscellaneous                             218           101          311           121          307           171
                                     ------------   -----------   ----------   -----------   ----------   -----------
                                            5,241         1,241        2,049         1,345        1,144         1,154
    Allowance for other doubtful
      accounts (Note 18.d)                   (104)            -         (227)            -         (260)            -
    Allowance for valuation of other
      receivables to their estimated
      realizable value (Note 18.d)              -           (96)           -           (79)           -           (11)
                                     ------------   -----------   ----------   -----------   ----------   -----------
                                            5,137         1,145        1,822         1,266          884         1,143
                                     ============   ===========   ==========   ===========   ==========   ===========


d)  Inventories:                                                                   2002         2001           2000
                                                                               -----------   ----------     ----------

    Refined products for sale                                                          304          328           454
    Crude oil                                                                          216          194           209
    Products in process of refining                                                     10           13            13
    Raw materials, packaging materials and others                                       96           63            48
                                                                               -----------   ----------     ----------
                                                                                       626          598           724
                                                                               ===========   ==========     ==========


e)  Fixed assets:                                                                     2002         2001          2000
                                                                               -----------   ----------     ----------

    Net book value of fixed assets (Note 18.a)                                      19,025       19,069        21,472
    Allowance for unproductive exploratory drilling (Note 18.d)                        (44)          (4)          (46)
    Allowance for obsolescence of materials (Note 18.d)                                (26)         (26)          (28)
    Allowance for fixed assets to be disposed of (Note 18.d)                           (57)         (57)         (878)
                                                                               -----------   ----------     ----------
                                                                                    18,898       18,982        20,520
                                                                               ===========   ==========     ==========

Liabilities

f)       Accounts payable:                       2002                       2001                       2000
                                      ---------------------------  ------------------------   -------------------------
                                         Current     Noncurrent     Current     Noncurrent     Current     Noncurrent
                                      -----------  --------------  ---------  -------------   ---------  --------------
    Trade                                   1,352             4        1,558            33        1,549            26
    Exploitation concessions
      (Note 10.b)                               -             -          262           218          175           480
    Related parties (Note 7)                  129             -           81             -          109             -
    From joint ventures and other
      agreements                              112             -          142             -          236             -
    Other                                     104            94          250           111          224           160
                                      -----------  --------------  ---------  -------------   ---------   -------------
                                            1,697            98        2,293           362        2,293           666
                                      ===========  ==============  =========  =============   ==========  =============


g)  Loans:                                                     2002                  2001                  2000
                                                        --------------------  --------------------  --------------------
                                Interest    Principal
                                rates(1)    maturity    Current   Noncurrent  Current   Noncurrent  Current   Noncurrent
                                --------    --------    -------   ----------  -------   ----------  -------   ----------
    Negotiable Obligations        -           -            975      2,387        198      2,141       726       2,701
    Related parties (Note 7)  2.15-3.42%      2003         375          -      1,291          -       323           -
    Maxus Notes               8.42-10.83%   2003-2004       86          4          4         59         2          61
    Other bank loans and
      other creditors            3.66%      2003-2007       93        337        901        312       239         125
                                                       -------   ----------  -------   ----------  -------    ---------
                                                         1,529      2,728      2,394      2,512     1,290       2,887
                                                       =======   ==========  =======   ==========  =======    ==========

(1) Annual interest rates as of December 31, 2002.

The maturities of the Company's noncurrent loans, as of December 31, 2002, are as follows:

                                   From 1       From 2        From 3       From 4        Over
                                 to 2 years   to 3 years    to 4 years   to 5 years     5 years     Total
                                ------------ ------------- ------------ ------------ ----------- -----------
    Noncurrent loans               1,108         84             84          795          657        2,728
                                ============ ============= ============ ============ =========== ===========

Details regarding the Negotiable Obligations of YPF are as follows:

                                                                                          Book Value
       M.T.N.          Issuance            Interest  Principal  ---------------------------------------------------------------
      Program        (in millions)         Rate(1)   maturity          2002                 2001                 2000
      -------   -----------------------    --------  ---------  -------------------- -------------------- ---------------------
              (in millions)
      ---------------------------------
                  Year      Principal
                              Value                              Current  Noncurrent  Current  Noncurrent  Current  Noncurrent
                -----------------------                         --------- ----------  -------  ----------  -------  -----------
     -     -      1994         US$ 350       8.00%      2004          31     1,019         20       661         24       764
    US$   500     1995         US$ 400       -            -            -         -         26         -        155        26
    US$   500     1997         US$ 100       -            -            -         -         26         -         44        26
    US$   700     1995         US$ 400       -            -            -         -         89         -        146        89
    US$   700     1996   It.L. 300,000       -            -            -         -          -         -        314         -
    US$ 1,000     1997         US$ 300       7.75%      2007          20       711         13       460         15       589
    US$ 1,000     1998         US$ 350       7.25%      2003         906         -         13       594         15       679
    US$ 1,000     1998         US$ 100      10.00%      2028           4       219          2       142          2       190
    US$ 1,000     1999         US$ 225       9.13%      2009          14       438          9       284         11       338
                                                                ---------  --------   ---------  -------    -------   -------
                                                                     975     2,387        198     2,141        726     2,701
                                                                =========  ========   =========  =======    =======   =======

(1) Annual interest rates as of December 31, 2002.

In connection with the issuances of the Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturities and not to create other encumbrances that exceed 15% of total consolidated assets. If YPF does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF's total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.


Consolidated Statements of Income Accounts

h)       Other expenses, net:                                                     2002            2001           2000
                                                                              ------------    ------------    -----------
    Tax on checking account debits and credits                                       (139)          (57)          -
    Reserve for pending lawsuits                                                     (118)          (98)          (85)
    Retirement of fixed assets and obsolete materials                                   -            (7)         (124)
    Contributions                                                                     (10)          (33)          (65)
    LPG fine (Note 10.b)                                                                -             -          (238)
    Amortization of goodwill of controlled and joint controlled companies             (16)          (28)          (22)
    Miscellaneous                                                                    (147)          (52)          (77)
                                                                              ------------    ------------    -----------
                                                                                     (430)         (275)         (611)
                                                                              ============    ============    ===========

i)  Financial income (expense) and holding gains (losses),
    net:                                                                                   Income (Expense)
                                                                                  2002            2001            2000
                                                                              ------------    ------------    -----------
    Gains (Losses) on assets:
    Interests                                                                        257           142            176
    Exchange differences                                                           2,034           (46)           (28)
    Holding gains (losses) on inventories                                             68           (87)            85
    Losses on exposure to inflation                                               (1,605)            -              -
                                                                              ------------     ------------    -----------
                                                                                     754             9            233
                                                                              ------------    ------------    -----------
    (Losses) Gains on liabilities:
    Interests                                                                       (677)         (643)          (559)
    Exchange differences                                                          (4,177)          (44)           (17)
    Gains on exposure to inflation                                                 1,092             -              -
    Miscellaneous                                                                    126             -              -
                                                                              ------------    ------------    -----------
                                                                                  (3,636)         (687)          (576)
                                                                              ------------    ------------    -----------
                                                                                  (2,882)         (678)          (343)
                                                                              ============    ============    ===========


4. CAPITAL STOCK

YPF's subscribed capital, as of December 31, 2002, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, YPF increased its subscribed capital stock by the amount of 403, represented by 40,312,793 Class D shares, each with a par value of Argentine pesos 10 and one vote per share, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF (Note 12).

As of December 31, 2002, Repsol YPF, S.A. ("Repsol YPF") controls YPF, directly and indirectly, through a 99.04% shareholding. Repsol YPF's legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF's principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2002, the Argentine Government holds 1,000 Class A shares. So long as any Class A shares remain outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of YPF's shares in an agreed or hostile bid, 3) transfers of all the YPF's production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2002, YPF has guaranteed commercial agreements signed by certain subsidiaries for US$ 77 million. Subsequent to December 31, 2002, those agreements were renewed for an additional year, in an amount of US$ 47 million. Additionally, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. in an amount of approximately US$ 76 million, US$ 85 million and US$ 21 million, respectively. As of December 31, 2002, Pluspetrol Energy S.A. has started negotiations with local and international financial institutions in order to reach an agreement on the reschedule of its debt.

YPF has agreed to maintain its interest in Petroken and not to dispose such interest without the prior consent of the lenders. In addition, YPF has pledged all shares of capital stock in Mega and Profertil S.A., and has committed, among other things, to maintain its interests upon April 1, 2004 and December 31, 2010, respectively. Furthermore, YPF has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

In connection with the loans taken for the acquisition of the common stock of Maxus (indirect controlled company through YPF Holdings Inc.), YPF has guaranteed the repayment of such debt, that amounted to US$ 27 million as of December 31, 2002.

Additionally, pursuant to the sale of certain subsidiaries during the year ended December 31, 2001, YPF guaranteed the effect of the devaluation of the Argentine peso in relation to the U.S. dollar on a working capital of US$ 80 million for a twelve-month period beginning on December 2001. The effect of the guarantee was approximately 173 and was charged to the statement of income.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2002, the main exploration and production joint ventures and other agreements in which YPF participates in Argentina are the following:

                                                                                  Last
                                                                               financial
                                    Ownership                                  statements    Duration
        Name and location           interest        Operator                     issued      through      Activity
--------------------------------- ------------- -----------------------------  ------------ ----------  --------------
Puesto Hernandez                     61.55%     Pecom Energia S.A.              09/30/02      2016      Production
  Neuquen and Mendoza
El Tordillo                          12.20%     Tecpetrol S.A.                  09/30/02      2016      Production
  Chubut
Magallanes "A"                       50.00%     Sipetrol S.A.                   12/31/01      2016      Production
  Santa Cruz
Tierra del Fuego                     30.00%     Pan American                    09/30/02      2017      Production
  Tierra del Fuego                              Fueguina S.R.L.
Palmar Largo                         30.00%     Pluspetrol S.A.                 09/30/02      2017      Production
  Formosa
Aguarague                            30.00%     Tecpetrol S.A.                 11/30/02       2017      Exploration and
  Salta                                                                                                 production
Aguada Pichana                       27.28%     Total Austral S.A.              09/30/02      2017      Production
  Neuquen
San Roque                            34.11%     Total Austral S.A.              09/30/02      2017      Exploration and
  Neuquen                                                                                               production
Acambuco                             22.50%     Pan American Energy LLC         09/30/02      2016      Exploration and
  Salta                                                                                                 production
La Tapera y Puesto Quiroga           12.20%     Tecpetrol S.A.                  09/30/02      2017      Exploration
  Chubut
Llancanelo                           51.00%     YPF S.A.                        12/31/01      2018      Exploration and
  Mendoza                                                                                               production
Ramos (1)                            15.00%     Pluspetrol Energy S.A.          12/31/01      2026      Production
  Salta
Filo Morado                          50.00%     YPF S.A.                            -         2006      Generation of
  Neuquen                                                                                               power electricity
Corralera                            40.00%     Chevron San Jorge S.R.L.            -         2005      Exploration
  Neuquen
Campamento Central/                  50.00%     YPF S.A.                            -         2017      Production
Canadon Perdido
  Chubut

(1) Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2002, YPF had been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas in Argentina, having an interest between 18% and 100%.

Additionally, certain YPF' subsidiaries participate in certain exploration and production joint ventures in Indonesia, Malaysia, Guyana and Gulf of Mexico.

The assets, liabilities and production costs of the joint ventures and other agreements included in the financial statements are as follows:

                                                                                      2002         2001          2000
                                                                                 ------------  -----------   -----------
Current assets                                                                         141          665           414
Noncurrent assets                                                                    1,667        1,816         4,772
                                                                                 ------------  -----------   -----------
    Total assets                                                                     1,808        2,481         5,186
                                                                                 ============  ===========   ===========

Current liabilities                                                                    220          244           578
Noncurrent liabilities                                                                   8            6             7
                                                                                 ------------  -----------   -----------
    Total liabilities                                                                  228          250           585
                                                                                 ============  ===========   ===========
Production costs                                                                       668        1,182         1,298
                                                                                 ============  ===========   ===========

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements of these companies at the end of each year, taking into account significant subsequent events and transactions as well as available Management information.


7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2002, 2001 and 2000, from transactions with investees, the parent company and other related parties under common control are as follows:

                                      2002                           2001                           2000
                         ------------------------------- ------------------------------ -------------------------------
                            Trade                           Trade                         Trade
                         receivables Other receivables   receivables Other receivables  receivables  Other receivables
                         ----------- ------------------- ------------------------------ ----------- -------------------
                          Current    Current  Noncurrent Current    Current  Noncurrent   Current    Current Noncurrent
                         ----------- -------- ---------- -------- ---------- ---------- ----------  -------- ----------
Investees:
Petroken                       26          -         -         13         2         -         11         2         -
Profertil S.A.                  8        108         -          -        26        52          2         -         -
Refinor                        88          2         -         22         -         -         22         -         -
Mega                          226          1        30        135         -         -          9         -         -
Others                         31         45         -         50         5        18         11        26         4
                         ----------- -------- ---------- -------- ---------- ---------- ----------  -------- ----------
                              379        156        30        220        33        70         55        28         4
                         ----------- -------- ---------- -------- ---------- ---------- ----------  -------- ----------
Parent Company and Other
Related Parties under
common control:
Repsol YPF                      -      1,384         -          -         7         -          -         -         -
Repsol YPF Transporte y
  Trading S.A.                145          -         -        244         -         -        231         -         -
Repsol YPF Gas S.A.            10         30        63         24        35       129         11         -         -
Repsol YPF Gas
  Chile Ltda.                   -          -       362          -         -         -          -         -         -
Repsol YPF Brasil S.A.         18        311         -         11       207         -          -         -         -
Repsol International
  Finance B.V.                  -      2,696         -          -       744         -          -         -         -
Andina                          -          1         -          -       100         -          -         -         -
Others                         13         30         -          7         -         -         48        85         -
                         ----------- -------- ---------- -------- ---------- ---------- ----------  -------- ----------
                              186      4,452       425        286     1,093       129        290        85         -
                         ----------- -------- ---------- -------- ---------- ---------- ----------  -------- ----------
                              565      4,608       455        506     1,126       199        345       113         4
                         =========== ======== ========== ======== ========== ========== ==========  ======== ==========


                                                                 2002                2001                 2000
                                                         ------------------ -------------------- --------------------
                                                         Accounts             Accounts             Accounts
                                                          Payable    Loans    Payable     Loans    Payable    Loans
                                                         ------------------ -------------------- --------------------
                                                          Current   Current   Current    Current   Current   Current
                                                          -------   -------   -------    -------   -------   -------
Investees:
Oleoductos del Valle S.A.                                      13         -        24          -        20         -
Others                                                         79         -        48          -        30         -
                                                          -------   -------   -------    -------   -------   -------
                                                               92         -        72          -        50         -
                                                          -------   -------   -------    -------   -------   -------
Parent Company and Other Related Parties
under common control:
Repsol Netherlands Finance B.V.                                 -       343         -      1,277         -         -
Repsol International Finance B.V.                               -        32         -          6         -         -
Repsol YPF                                                     26         -         7          -         -       323
Others                                                         11         -         2          8        59         -
                                                          -------   -------   -------    -------   -------   -------
                                                               37       375         9      1,291        59       323
                                                          -------   -------   -------    -------   -------   -------
                                                              129       375        81      1,291       109       323
                                                          =======   =======   =======    =======   ========  =======

The Company purchases, sales and finances transactions with its investees, parent company and other related parties under common control. The prices of these transactions approximate the amounts charged to unrelated third parties. Additionally, sale transactions involving interests held by YPF in controlled companies and investees to other related parties are detailed in Note 12. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2002, 2001 and 2000, include the following:


                                  2002                                2001                                       2000
               ----------------------------------- --------------------------------------------- -----------------------------------
                                                         Advances
                                Loans                     from                Loans                              Loans
                   Purchases  operations Interests       crude    Purchases operations Interests     Purchases operations Interests
                      and      (debit)     gain           oil        and      (debit)   gain            and     (debit)     gain
             Sales  services   credit    (loss)  Sales  purchases  services   credit   (loss)   Sales services  credit     (loss)
             --------------- ------------------- ---------------------------------------------  -----------------------------------
Investees:
Refinor         105      43       -         -      103       -      83         -          -      242     209        -        -
Petroken         61       1       -         -       52       -       2         -          -       52       -        -        -
Profertil
  S.A            32      15      20         8       20       -      11       (79)         2       13       -        -        -
Mega            181       -     (34)        1      194       -      13         -          -        9       -        -        -
Oleoductos
  del
  Valle S.A       1      67       -         -        -       -      96         -          -        2      96        -        -
Oleoducto
  Trasandino
  (Argentina)
  S.A             -      75       -         -        -       -      55         -          -        -       -        -        -
PBB Polisur
  S.A           130       -       -         -      113       -       -         -          -       70       -        -        -
Others          149     101       -         -      105       -     131      (100)         2        1      65       17        -
              -----  ------   ------    ------   -----   -----   -----     -----      -----    -----   -----    -----   ------
                659     302      (14)       9      587       -     391      (179)         4      389     370       17        -
              -----  ------   ------    ------   -----   -----   -----     -----      -----    -----   -----    -----   ------
Parent
  Company
  and Other
  Related
  Parties
  under
  common
  control:
Repsol YPF
  Transporte
  y
  Trading
  S.A         1,402     374        -        -    2,226       -      87         -          -    2,193       2        -        -
Repsol YPF
  Gas
  S.A           115       -       28        6        -       -       -       (41)         -       17       4        -        -
Repsol YPF
  Brasil S.A     55       -       25       20       41       -       -      (194)         7        -       -        -        -
Repsol YPF        1      19      (82)      34        -     836       -      (323)         -        -       -     (484)     (74)
Repsol
  Inter-
  national
  Finance B.V     -       -   (1,778)      15        -       -       -      (744)       (63)       -       -        -        -
Repsol
  Netherlands
  Finance B.V     -       -   (1,873)     (79)       -       -       -     1,276       (137)       -       -        -        -
Others           50      11      205       25      384       -      94         -          -      278     238        -        -
              -----  ------   ------   ------   ------  ------  ------    ------     ------   ------  ------   ------   ------
              1,623     404   (3,475)      21    2,651     836     181       (26)      (193)   2,488     244     (484)     (74)
              -----  ------   ------   ------   ------  ------  ------    ------     ------   ------  ------   ------   ------
              2,282     706   (3,489)      30    3,238     836     572      (205)      (189)   2,877     614     (467)     (74)
              =====  ======   ======   ======   ======  ======  ======    ======     ======   ======  ======   ======   ======


8. BUSINESS SEGMENT INFORMATION

The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of crude oil and natural gas arising from service contracts and concession obligations ("Exploration and Production"), the refining and marketing of crude oil and petroleum derivatives ("Refining and Marketing"), the petrochemical operations ("Chemical"), the marketing of natural gas and electric power generation ("Natural Gas and Electricity") and the other activities, not falling into these categories, which principally include corporate administration costs and assets, construction activities and the environmental remediation activities of YPF Holdings Inc. (Note 10.b) ("Corporate and Other").

Operating income (loss) and identifiable assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

                                    Exploration  Refining                 Natural
                                        and         and                   Gas and    Corporate   Consolidation
                                    Production   Marketing   Chemical   Electricity  and Other    adjustments   Total
                                    ----------   ---------   --------   -----------  ---------    -----------   -----
Year ended December 31, 2002
Net sales to unrelated parties          1,435      14,232       1,208         238        204           -       17,317
Net sales to related parties              251       1,941           -          90          -           -        2,282
Net intersegment sales and fees        11,239         772         364          16        256     (12,647)           -
                                       ------       -----       -----         ---        ---      ------       ------
    Total net sales and revenues
      for services                     12,925      16,945       1,572         344 (1)    460     (12,647)      19,599
                                       ======      ======       =====         ===        ===      ======       ======
Operating income (loss)                 6,712         (46)        337         136       (298)        (21)       6,820
Income (Loss) on long-term
  investments                              (5)         63           -        (494)         -           -         (436)
Depreciation, depletion and
  amortization                          1,617         396          87          48         32           -        2,180
Acquisition of fixed assets             2,240         286         113           7         47           -        2,693
Identifiable assets                    17,116       8,357       1,159         205      3,386        (672)      29,551

Year ended December 31, 2001
Net sales to unrelated parties          3,186      10,518         635         148         85           -       14,572
Net sales to related parties            2,496         537           -          72        133           -        3,238
Net intersegment sales and fees         4,952         748         388          24          -      (6,112)           -
                                       ------       -----       -----         ---        ---       -----       ------
    Total net sales and revenues
      for services                     10,634      11,803(2)    1,023         244(1)     218      (6,112)(2)   17,810
                                       ======      ======       =====         ===        ===       =====       ======
Operating income (loss)                 4,535         402           -          61       (297)        109        4,810
Income (Loss) on long-term
  investments                               7          94        (114)       (240)         -           -         (253)
Depreciation, depletion and
  amortization                          1,699         452          33           9         26           -        2,219
Acquisition of fixed assets             2,270         321         159          11         46           -        2,807
Identifiable assets                    17,395       8,532       1,412         814        770        (157)      28,766

Year ended December 31, 2000
Net sales to unrelated parties          3,644      11,758         596          22          -           -       16,020
Net sales to related parties            2,305         624           -           -          -         (52)       2,877
Net intersegment sales and fees         5,932         748         454          15          -      (7,149)           -
                                       ------       -----       -----         ---        ---        ----       ------
    Total net sales and revenues
      for services                     11,881      13,130(2)    1,050          37(1)       -      (7,201)(2)   18,897
                                       ======       =====       =====         ===        ===       =====       ======
Operating income (loss)                 6,168         151           7          24       (301)          -        6,049
Income (Loss) on long-term
  investments                               7          51         (17)          -         (4)          -           37
Depreciation, depletion and
  amortization                          1,530         478          37           -         20           -        2,065
Acquisition of fixed assets             2,626         358         155           7         68           -        3,214
Identifiable assets                    17,302       9,571       1,329         212        858        (378)      28,894

(1)   Natural gas sales are recorded in the Exploration and Production segment.

(2) Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments as of December 31, 2001 and 2000 would have been approximately 14,073 and (8,382), and 15,810 and (9,881), respectively.

Export revenues were 8,542, 5,381 and 5,019, including 1,402, 2,226 and 2,193 sold to Repsol YPF Transporte y Trading S.A. for the years ended December 31, 2002, 2001 and 2000, respectively. The export sales are mainly to Brazil, Chile and the United States of America.

9.    SOCIAL AND OTHER EMPLOYEE BENEFITS

a)    Performance Bonus Program:

      Covers certain YPF and its controlled companies' personnel. The bonus is based on compliance with corporate, business unit and personal objectives and performance. It is calculated considering the annual compensation of each employee and will be paid in cash.

      The amount charged to expense related to the Performance Bonus Program was 25, 35 and 39 for the years ended December 31, 2002, 2001 and 2000, respectively.

b)    Retirement Plan:

      Effective March 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

      The plan members will receive YPF's contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

      The total charges recognized under the Retirement Plan amounted to approximately 4, 7 and 7 for the years ended December 31, 2002, 2001 and 2000, respectively.

c)    Directors' Incentive Programs:

      These include directors and personnel at top positions in YPF and its controlled companies:

      - Stock Appreciation Rights Programs due to 2004, which are based on the appreciation of the listed price of Repsol YPF's shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. It includes 387,860 stock appreciation rights which basis value are 16.40 and 24.60 euros per share.

      - Stock Options Program due to 2005. Under this program, Repsol YPF intends to issue convertible obligations into ordinary and subordinated shares of two different series with a face value of 15 and 22 euros, respectively. The beneficiaries will be able to exercise their rights of acquisition through the payment of the face value of the obligations at the end of each year from the date of issuance.

      The total charges of these programs, for the year ended December 31, 2002 were not significant.


10.   COMMITMENTS AND CONTINGENCIES

a)    Reserve for pending lawsuits:

      It has been established to afford lawsuits which are probable and can be reasonably estimated. In the opinion of Management and of its external counsel, these lawsuits are not expected to have an additional significant adverse effect on the results of operations and financial position of the Company (Note 18.d).

      Additionally, YPF has received claims for approximately 371, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such claims.

b)    Other matters:

      Contractual commitments:

      In November 1996, June 1998 and December 2001, YPF has received from crude oil purchasers as advanced payments for future crude oil commitments deliveries for approximately US$ 399 million, US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 27.8 million, 23.9 million and 24.1 million crude oil barrels during the term of seven, ten and seven years, respectively. To satisfy the contract deliveries, YPF may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as advances from crude oil purchasers on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. The balance outstanding of these advances as of December 31, 2002, 2001 and 2000, amounts to 1,715, 1,440 y 796, respectively. As of
      December 31, 2002, approximately 37 million crude oil barrels are pending of delivery. Crude oil volumes delivered to the purchasers are reported as net sales at prices used to calculate the total amount under these agreements.

      On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue ("AFIP"), stating that the advanced payments received in 1996 and 1998, for future crude oil deliveries, should have been subject to an income tax withholding for approximately 69, plus interests and fines. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments.

      Liabilities and contingencies assumed by the Argentine Government:

      The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the Predecessor as of December 31, 1990.

      As of December 31, 2002, all claims related to the Predecessor presented to YPF have been or are in the process of being formally notified to the Argentine Government.

      Environmental liabilities of YPF:

      YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that its operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

      However, YPF has set off new studies to increase its knowledge concerning the environmental situation in certain geographic areas where YPF operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

      As of December 31, 2002, YPF has reserved all environmental contingencies which evaluations and/or remediation works are probable and significant, and can also be reasonably estimated, based on YPF's existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. From currently available evidence, Management does not believe these changes would have a significant adverse impact on the Company's financial position and results of operations, although changes in projected expenditures as a result of changes in Argentine laws or regulations and ongoing studies could affect future results of operations.

      Environmental liabilities of YPF Holdings Inc.:

      Federal, state and local laws and regulations relating to health and environmental quality in the United States affects nearly all of the operations of YPF Holdings Inc.

      YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, YPF Holdings Inc. has certain potential liabilities associated with its subsidiary Maxus Energy Corporation ("Maxus") former operations. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced.

      As of December 31, 2002, reserves for contingencies totaled 254. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in additional reserves being required in the future. The main contingencies are detailed as follows:

      Hudson County, New Jersey. Until 1972, Maxus' former chemical subsidiary, Diamond Shamrock Chemicals Company ("Chemicals"), operated a chromite ore processing plant at Kearny, New Jersey. According to the New Jersey Department of Environmental Protection and Energy ("DEP"), wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

      In 1990 Occidental Petroleum Corporation ("Occidental"), as successor to Chemicals, signed an administrative consent order with the DEP for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by TS, a YPF Holdings Inc. subsidiary, on behalf of Occidental and TS submitted its remedial investigation reports to the DEP in late 2001. TS is required to provide financial assurance related with the previously mentioned work. Currently, the required financial assurance is provided in the amount of US$ 20 million by YPF Holdings Inc. This financial assurance may be reduced with the approval of the DEP following any annual cost review. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 108 as of December 31, 2002. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called "orphan" chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. It is possible that the State of New Jersey might institute legal actions seeking recovery of its expenditures in connection with these sites. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements.

      Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio involving several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals' former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency ("OEPA") issued its Directors' Final Findings and Order (the "Director's Order") by consent ordering that a remedial investigation and feasibility study be conducted at the former Painesville plant area. TS has agreed to participate in the remedial investigation and feasibility study as required by the Director's Order. On March 8, 2002, TS submitted the remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of December 31, 2002, it is estimated that the remaining cost of performing the remedial investigation and feasibility study is approximately 1 over the next year. YPF Holdings Inc. has reserved its estimated share of the cost to perform the remedial investigation and feasibility study. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, changes, including additions, to the reserve will be made as may be required.

      Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals' former Newark Plant, New Jersey agricultural chemicals plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the U.S. Environmental Protection Agency, TS is conducting further testing and studies to characterize contaminated sediment and biota, and to examine the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. YPF Holdings Inc. currently expects the testing and studies to be completed in the second quarter of 2003 with a future cost of approximately 10. The estimated cost of these studies has been reserved. The remediation costs that may be required, if any, cannot be reasonably estimated at this time.

      Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties' rights with respect to obligations for certain costs allegedly related to Chemicals' Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 25, 2002, the court granted Occidental's and denied Maxus' respective motions for partial summary judgments. Maxus believes the court erred and has appealed. YPF Holdings Inc. believes Occidental's claims are without merit and that the resolution of such claims should not have a material adverse effect on the YPF Holdings Inc. financial position or results of operations.

      Paladin Resources sued YPF Indonesia Ltd., a subsidiary of YPF International S.A., and another related company, asserting a right to purchase 11% of YPF Indonesia Ltd.'s interest in Jambi Merang Production Sharing Contract or, in the alternative, to unspecified damages. In December 2002, YPF Indonesia Ltd. settled the case for a payment of 29. The settlement involved both a comprehensive release of YPF Indonesia Ltd. and a relinquishment of all claims Paladin Resources had with respect to the Jambi Merang Production Sharing Contract.

      The Texas State Comptroller, assessed Midgard Energy Company ("Midgard"), a subsidiary of YPF Holdings Inc., approximately 85 in Texas state franchise taxes, plus penalties and interests (as of December 31, 2002, the estimated amount is 147), for periods from 1997 back to 1984. The basis for the assessment essentially is the Comptroller's attempt to characterize certain Midgard's debt as capital contributions. YPF Holdings Inc. believes the assessment is without substantial merit and has challenged the assessment through administrative appeals procedures.

      Liquefied petroleum gas market:

      On March 22, 1999, YPF was notified of Resolution No. 189/99 from the ex Department of Industry, Commerce and Mining of Argentina (the "Department"), which imposed a fine on YPF of 109 as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas ("LPG") market due to the existence of different prices between the exports of LPG regarding the sales to the domestic market from 1993 through 1997. YPF reserved the mentioned amount during the year ended December 31, 2000. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

      Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. In the context of such investigation, on January 29, 2003, the National Antitrust Protection Board required YPF to present explanations. YPF filed the Board a discharge discouraging an exception for prescription, providing the explanations and requiring the execution file.

      Agreement with the Federal Government and the Province of Neuquen:

      On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquen and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquen from 2000 to 2017 and to pay to the Province of Neuquen 5% of the net cash flows arising out of the concession during each year of the extension term. Additionally, YPF contributed US$ 20 million to certain companies that provide services to YPF applied to the settlement of indebtedness and US$ 10 million to cover the working capital requirements of those companies. The previously mentioned commitments have been affected by the changes in economic rules mentioned in Note 13.

      EDF International S.A.:

      EDF International S.A. ("EDF") has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. Under this process, EDF claims from Repsol YPF and YPF the payment of US$ 69 million in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A., corresponding to an adjustment in the sale price under the stock purchase agreement, alleging changes in the parity between Argentine peso and US dollar prior to December 31, 2001. YPF's Management, based upon the opinion of external counsel, believes that EDF's position is without merit, as the Convertibility Law No. 23,928 was repealed by the Law No. 25,561 on Public Emergency and Exchange System Reform, approved on January 6, 2002.

      Hydrocarbons' royalty liquidations:

      As from the issuance of Law No. 25,561 on Public Emergency and Exchange System Reform, which, among other measures, amended the Convertibility Law, a discrepancy between the oil and gas producing companies and the provinces has taken place regarding to the exchange rate used to royalty liquidations, since the provinces consider that royalties calculated over production sold in the domestic market does not fulfill the dispositions of Resolution No. 155/92 and 188/93 of the Secretary of Energy. According to YPF Management's opinion and based upon the regulations of Art. 56, clause c), point I, of the Hydrocarbons Law No. 17,319 and Art. 110 of the Decree No. 1,757/90, the royalty liquidation method applied by YPF based on the amounts effectively received is right and proper. YPF estimates that the position of the provinces is incorrect, is currently negotiating with them in the frame of Resolution No. 231/02 of the Secretary of Energy and believes that the resolution of the mentioned matter should not have a material adverse effect on YPF's results of operations.

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of YPF's net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of YPF's capital (subscribed capital plus adjustment to contributions). Consequently, the retained earnings are restricted by 167.

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from Conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year.

On November 7, 2002, the Board of Directors approved a dividend of 1,569 affecting the reserve for future dividends approved by the Shareholders' Meeting of April 10, 2002. Such dividend was mostly offset with certain receivables held with its majority shareholder as of such date, for an amount of 1,532, and the balance with minority shareholders was paid in cash with free available funds.

Unappropriated retained earnings will be affected due to the implementation of certain provisions of the new accounting standards from January 1, 2003 (Note 2.m).


12. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2000:

- YPF, through YPF International Ltd., entered into an agreement for the sale to third parties of approximately 99% of its interest in Crescendo Resources L.P. properties, whose activity is the production of natural gas in the state of Texas, USA. The transaction was structured in two tranches. The first tranch was closed in December 1999, for approximately US$ 405 million, and the second one in January 2000 in the amount of approximately US$ 219 million. As of December 31, 1999, YPF International Ltd. recorded a net loss of approximately 264, related to such transaction.

- In February 2000, the Board of Directors approved undertaking efforts to divest of the investments held by YPF International Ltd. in Indonesia. Consequently, YPF International Ltd. recognized a loss of 426 as of December 31, 2000, to value those investments at their estimated realizable value, as of such date.

- In February 2000, the Board of Directors approved the merger of YPF with Maleic S.A. effective as of January 1, 2000, which was ratified by the Shareholders' Meeting held in April 27, 2000.

- As of December 31, 2000, YPF International Ltd. sold its investments held in Colombia, to Repsol Exploracion Colombia S.A., for an amount of approximately US$ 6 million, recording a net income of 4.

- YPF, through YPF Chile S.A., acquired 45% of the Empresas Lipigas S.A. group for approximately US$ 171 million.

- In December 2000, Astra sold its 21% interest in Inversora en Distribucion de Entre Rios S.A. to PSEG Americas Ltd. for US$ 42 million. The transaction was structured in two tranches. The first tranch was closed in December 2000 and the second tranch was closed in June 2001.

- In December 2000, YPF's Extraordinary Shareholders Board approved the merger of Astra and Repsol Argentina S.A. with and into YPF, all controlled companies of Repsol YPF, which became effective on January 1, 2001. Consequently, as of January 1, 2001, Astra and Repsol Argentina S.A. assets and liabilities merged with and into YPF at book value. As of December 31, 2000, the current assets of Astra and Repsol Argentina S.A. amounted to 380, their noncurrent assets amounted to 4,183, their current liabilities amounted to 1,973, and their noncurrent liabilities amounted to 364.

During the year ended December 31, 2001:

- In January 2001, YPF sold its 99.99% interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for an amount of approximately US$ 140 million, recording a net income of approximately 37.

- In January 2001, YPF and its controlled company YPF International Ltd. sold their investments held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately 2 and 2, respectively.

- In February 2001, YPF sold to Alberta Energy, for an amount of approximately US$ 66 million, a 36% interest in Oleoducto Trasandino (Argentina) S.A. and A & C Pipeline Holding Company recording a net income of 13 and through YPF Chile S.A., a 36% interest in Oleoducto Trasandino (Chile) S.A., recording a net income of 28.

- In February 2001, YPF entered into an agreement with Pecom Energia S.A. ("Pecom") under which it acquired a 20.25% interest in Andina, through YPF International Ltd., and a 50% interest in Manantiales Behr and Restinga Ali areas, and sold to Pecom its interest in Santa Cruz I (30%), Santa Cruz II (62.2%) and other minor assets. Furthermore, YPF acquired an additional 9.5% interest in Andina to Pluspetrol Resources through YPF International Ltd. The total fair market value of the net assets involved in the mentioned transactions amounted to US$ 435 million. As a consequence of these transactions, YPF's indirect interest in Andina increased to 50%. The net income recorded for the transaction previously mentioned amounted to 209.

- In February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into Repsol Gas S.A. effective as from January 1, 2001, and therefore YPF held 85% of the capital stock of Repsol Gas S.A. In December 2001, YPF sold its interest in Repsol Gas S.A. to Repsol Butano S.A., at fair market value, for US$ 118 million, recording a net loss of 48.

- In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

- In April 2001, YPF sold its interest in Electricidad Argentina S.A., controlling company of Edenor S.A., to EDF International S.A., for an amount of US$ 195 million, recording a net income of 273.

- In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribucion de Entre Rios S.A. to PSEG Americas Ltd., recording a net income of 7.

- In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF's interest in Apex Petroleum Inc. to YPF International Ltd.

- In July 2001, YPF International Ltd. sold its 100% interest in Repsol YPF Venezuela S.A. to Repsol Exploracion S.A. at fair market value, for an amount of US$ 26 million. Additionally, on September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploracion Venezuela B.V., at fair market value, for a total amount of US$ 47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of 205.

- In July 2001, YPF sold its interest in Astra Produccion Petrolera S.A. to Repsol Exploracion Venezuela B.V., at fair market value, for an amount of US$ 3 million, recording a net income of 35.

- In August 2001, YPF International Ltd. sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$ 11 million, recording a net loss of 9.

- In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

- In November 2001, Argentina Private Development Company Ltd., a subsidiary of YPF, transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

- In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

- In December 2001, in connection with an asset swap agreement between Repsol YPF and Petroleo Brasileiro S.A., YPF sold its investments in Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF, at fair market value, for approximately US$ 559 million, recording a net loss of 59.

- As of December 31, 2001, YPF through YPF International Ltd. recognized a loss of 550 to value its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia, at its estimated realizable value.

During the year ended December 31, 2002:

- The Company sold interests in long-term investments, recording a net consolidated income of 687 as of December 31, 2002, which was included in the account "Income (Loss) from sale of long-term investments" of the consolidated statement of income:

     o In January 2002, YPF International Ltd. sold the investments in Indonesia previously mentioned for a total amount of approximately US$ 174, recording a gain of 114.

     o In March 2002, the Board of Directors approved the transfer of YPF's interest in Repsol YPF Chile Ltda., subject to certain conditions, and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 24. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$ 104 million, recording a net loss of 4.

     o In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of 601. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

Management does not believe that any significant adverse effects on the results of operations would occur because of the sale transactions described above.


13. EFFECTS OF THE DEVALUATION OF THE ARGENTINE PESO AND OTHER CHANGES IN ECONOMIC RULES

As stated in Note 1, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform. New regulations and supplementary policies fundamentally established the abandonment of the convertibility of the Argentine peso, an official exchange system and a freely floating exchange market. The official exchange rate was fixed at Argentine pesos 1.40 to US$ 1, and the freely floating exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from Argentine pesos 1.60 and 1.70 to US$ 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a. Consolidation of exchange markets into a free market for negotiating foreign trade transactions. As of December 31, 2002, the exchange rate closed at 3.37 Argentine pesos for each US$ 1, selling rate.

     Additionally, it will be required until August 8, 2003, prior authorization of the Central Bank of Argentina ("BCRA") for money transfers abroad for certain financial loan capital and interest payments and other similar.

     Collections of exported services and goods related to shipments exceeding US$ 1 million, other than the cases described below, must be liquidated in the single and free-exchange market over the terms provided by the Industry and Commerce Department. Furthermore, transfers abroad to pay the principal of financial obligations must have the prior authorization of the BCRA, except for exports prefinancing, advances received from crude oil exports, and certain financing agreements providing that repayment must be made through applying abroad the cash flow arising from exports. In this respect, export collections may be applied to settlement thereof, requiring, under certain circumstances, BCRA's conformity.

     Additionally, Decree No. 1,589/89 of the Federal Executive, provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319, as supplemented, and producers that may decide so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contratcts. In no case will the maximum freely available percentage be allowed to exceed 70% of each transaction. On December 27, 2002, the Federal Executive issued Decree No. 2,703/02, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives. Additionally, as during year 2002, several government organizations have established that existing hydrocarbon industry right for free availability of foreign currency coming from export sales, granted by article 5 of Decree No. 1,589/89 would have been superseded by Decree no. 1,606/01, YPF obtained an injunction which orders the Federal Executive, the Ministry of Economy and the BCRA to refrain from taking any action that would affect YPF right concerning the free disposal of its foreign currency, granted by Decree No. 1,589/89. Once Decree No. 2,703/02 was passed, YPF extended its claim in order to resolve any uncertainty that may arise from such decree.

b. De-dollarization of US dollar-denominated deposits with Argentine financial institutions at the Argentine pesos 1.40 to US$ 1 exchange rate, and of all financial US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at the Argentine peso 1 to US$ 1 exchange rate. Deposits and certain obligations switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" published by the BCRA and applied as from the date of issuance of Decree No. 214/2002 (February 3, 2002), plus a minimum interest rate for deposits with the financial system and a maximum interest rate for loans granted by such system fixed by the BCRA.

c. De-dollarization of all private agreements celebrated as of January 6, 2002, at the Argentine peso 1 to US$ 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in b. above. If by the application of this measure, the product or services' resulting value become higher or lower than on payment, any of the parties may ask for an equitable price adjustment.

d. De-dollarization of utility rates, which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis.

e. Restrictions on the free disposition of funds deposited with banks and two-year suspension of the law on bank-deposits unseizability.

f. Implementation of a withholding system for hydrocarbon exports for five years with applicable rates of 5% for certain refined products, liquefied petroleum gas and natural gasoline and of 20% for crude oil. Federal Executive is empowered to establish the corresponding rates.

g. The suspension of paragraph No. 5 article No. 94 and article No. 206 of Business Association Law No. 19,550, referred to the dissolution of a company because of its shareholders' contribution loss or its compulsory reduction, respectively, until December 10, 2003.

As provided in the Public Emergency and Exchange System Reform Law mentioned above, any loss resulting from applying the official exchange rate to the net position of assets and liabilities in foreign currency as of January 6, 2002, will be deductible from income tax at the rate of 20% per annum over the five fiscal years ending after the Law's effective date. As of December 31, 2002, the amount not deducted at the applicable current rate is approximately 199.

These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. All estimates made by Company's Management considered such policies. The effects of any additional measures to be implemented by the Federal Government and of the regulations to be issued on measures adopted before will be recognized in the financial statements once Company's Management becomes aware of their existence.

Assets and liabilities in U.S. dollars as of December 31, 2001, were valued at the Argentine peso 1 to US$ 1 exchange rate which was effective as of the suspension date of exchange market transactions mentioned above, according to the provisions of Resolution M.D. No. 1/02 of the Professional Council in Economic Sciences of the City of Buenos Aires and of Resolution No. 392 of the CNV.


14. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). These differences are reflected in the amounts provided in Note 15 and principally relate to the items discussed in the following paragraphs.

a. Functional and Reporting Currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos ("reporting currency"), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined the U.S. dollar as the Company's functional currency in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 52. Therefore, the Company has remeasured into U.S. dollars the consolidated financial statements as of December 31, 2002, 2001 and 2000, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise.

The amounts obtained from the remeasurement process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Argentine pesos 3.37, 1.70 and 1 to US$ 1, as of December 31, 2002, 2001 and 2000, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders' equity.

The consolidated financial statements for the year ended December 31, 2001 were originally audited by other auditors, who were members of an international firm who leased operations. Those consolidated financial statements were reaudited by Deloitte & Co. S.R.L. as subsequent to the filing with the SEC, and only for the U.S. GAAP reconciliation purposes, and after assessing the evolution of the economic crisis described in Note 13, the Company determined the US dollar as its functional currency. Consequently, the reconciliation of net income and shareholders' equity to U.S. GAAP as of December 31, 2001, has been restated for comparative purposes to give retroactive effect to such criteria. There was no effect on the reconciliation to U.S. GAAP as of December 31, 2000 as the exchange rate existing during such year was 1 Argentine peso to US$ 1.

The effect of the modification is shown in the table below:

                                                                      2001
                                                                -------------

Net loss under U.S. GAAP as previously reported                       (797)
Impact of restatement for change in functional currency              2,049
                                                                -------------
Net income under U.S. GAAP as restated (Note 15)                     1,252
                                                                =============

Shareholders' equity under U.S. GAAP as previously reported          7,578
Impact of restatement for change in functional currency              5,681
                                                                =============
Shareholders' equity under U.S. GAAP as restated (Note 15)          13,259
                                                                =============

b. Proportional Consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, the income on investees in which joint control is held, which is not allowed for U.S. GAAP purposes. Net sales include approximately 3,668, 2,917 and 2,808 and operating income includes approximately 371, 129 and 59 for the years ended December 31, 2002, 2001 and 2000, respectively, for the effect of this proportional consolidation.

c. Income Taxes

Under Argentine GAAP, income tax expense is generally recognized based upon the estimate of the current income tax liability to the Federal Treasury. When income and expense recognition for income tax purposes does not occur in the same period as income and expense recognition for financial statements purposes, the resulting temporary differences are not considered in the computation of income tax expense for the year.

Under U.S. GAAP, the liability method is used to calculate the income tax expense. Under the liability method, deferred tax assets or liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for the tax loss carryforward at the statutory rate at each reporting date.

The effect on net income and shareholders' equity incorporated in the reconciliation in Note 15 includes the effect arising from the recognition of deferred assets and liabilities under U.S. GAAP and the tax effect of corresponding U.S. GAAP adjustments.

d. Valuation of Inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and crude oil at replacement cost. Under U.S. GAAP, these inventories should be valued at historical cost. There have been no significant differences between inventory valued at replacement cost and at historical cost for the years presented.

e. Impairment of Long-lived Assets

Under Argentine GAAP, the Company has historically followed a policy of analyzing the recoverability of its assets on an overall basis. With respect to operations that were held pending sale or disposal, the Company's policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, the Company performs the impairment review on an individual field basis. Other long-lived assets are aggregated so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, "Accounting for the Impairment of Long - Lived Assets", by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustment under U.S. GAAP of the impairment generated as of December 31, 2002, 2001 and 2000 were 985, 548 and 224, respectively for the YPF's Exploration and Production Segment, and 16, 9 and 10, respectively for the Refining and Marketing Segment corresponding to investments in controlled companies. The main factor for the impairment in each year in the Exploration and Production Segment was the decline in the estimated oil and gas prices, which affected basically oil fields in the San Jorge Basin (Argentina).

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of 144, 30 and 21 for the years ended December 31, 2002, 2001 and 2000, respectively.

f. Vacation Accrual

Under Argentine GAAP, there are no specific requirements governing the recognition of the accrual for vacations. The acceptable practice in Argentina is to charge to expense vacations when taken and to accrue only the amount of vacation in excess of the normal remuneration. Under U.S. GAAP, vacation expense is fully accrued in the period the employee renders service to earn such vacation. The effect on net income and shareholders' equity is included in "Other items, net" in the reconciliation in Note 15.

g. Start-up Costs in Investees

Under Argentine GAAP, start-up costs can be capitalized subject to recoverability through future revenues. These costs should be amortized starting with the date the related plants and the facilities go into production. Under U.S. GAAP, start-up costs are expensed as incurred.

h. Accounting for Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 provides that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

As of December 31, 2001, the Company had entered into a limited number of cash flow hedges, for which the objective was to provide protection against variability in cash flows due to changes currency exchange rates. Under U.S. GAAP, cash flow hedges' gains or losses, related to the changes in their fair values, are initially deferred in Other Comprehensive Income ("OCI") and are reclassified into income concurrently with the recognition in income of the cash flow items hedged. The accumulated effect deferred in OCI as of December 31, 2001 has been reclassified into the income statement during the year 2002 as the derivatives and the related contracts were cancelled.

Mega and Profertil S.A., where YPF exercises significant influence, have entered into cash flow hedges, for which the objective is to provide protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Under U.S. GAAP, cash flow hedges' gains or losses, related to the changes in their fair values, are initially deferred in OCI and are reclassified into income concurrently with the recognition in income of the cash flow items hedged. The net after-tax amount expected to be reclassified from OCI within next 12 months is not material.

Additionally, the Company has entered into a limited number of fair value hedges to protect the fair value of certain forward contracts from the variability caused by fluctuations in crude oil prices (Note 1). Under U.S. GAAP, changes in fair value of fair value hedges are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item.

The Company had no material ineffectiveness in any cash flow or fair value hedge during the year ended December 31, 2002.

YPF has entered into various contracts which may contain embedded derivative instruments with implicit or explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument and which, according to the requirements of SFAS No. 133, need to be bifurcated from the host contract and accounted for as a derivative instrument. YPF has assessed the existence of potential embedded derivatives contained in its contracts entered into or substantively modified since January 1, 1999. Embedded derivatives in contracts that required bifurcation were recorded at their fair value, and their impact on net income for the year ended December 31, 2001 was 47. Those contracts were cancelled as of December 31, 2002.

Under Argentine GAAP, gains or losses on hedging activities are deferred until the related transaction is recognized.

i. Goodwill and Other Intangible Assets

Under SFAS No. 142, intangible assets shall be initially recognized and measured based on their fair value. According to the Statement, an intangible asset with a finite useful life shall be amortized while goodwill and other intangible assets with an indefinite useful life shall not be amortized and will be subject to an impairment test. The provisions of this Statement were adopted by YPF as of January 1, 2002, with no impact either on U.S. GAAP earnings or shareholders' equity.

Under Argentine GAAP, goodwill and other intangible assets are amortized over their estimated useful life using the straight-line method.

The effect on net income from reversing amortization of the year on not impaired goodwill is included in "Other items, net" in the reconciliation in Note 15.

Additionally, under Argentine GAAP and according to Accounting Principles Board Opinion No. 18, during 2002, YPF has determined that an impairment loss of 74, as remeasured under U.S. GAAP, has been necessary to reduce the carrying value of the goodwill assigned to certain investees operating in the Chemical and Gas and Electricity business segments, which were affected by Argentine economic crisis. Impairment losses were measured as the amount by which the carrying amount of the assets exceeded to fair value of the assets. The Company estimated fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

j.      Sale of Noncurrent Assets to Related Parties

Under U.S. GAAP, results on sales of noncurrent assets to related parties under common control and related accounts receivable are considered as a capital (dividend) transaction. Under Argentine GAAP, results on sales of noncurrent assets and accounts receivable are recognized in the statement of income and the balance sheet, respectively.

k. Minimum Liability under Pension Plan

As displayed in Note 16.f, YPF Holdings Inc., a U.S. subsidiary, has a non-contributory defined benefit pension plan with an accumulated benefit obligation ("ABO") in excess of the fair value of plan assets. According to SFAS No. 87, Employer's Accounting for Pensions ("SFAS No. 87"), if the ABO exceeds the fair value of plan assets, the employer shall recognize in the consolidated balance sheet a liability that is at least equal to the unfunded ABO. Recognition of an additional minimum liability is required if an unfunded ABO exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded ABO, or (c) no accrued or prepaid pension cost has been recognized.

Under U.S. GAAP, the Company must record the additional minimum liability referred to above as a component of OCI.

Under Argentine GAAP there are no specific requirements related to recognition of minimum liabilities under benefit plans. The acceptable practice is to defer changes in the fair value of pension plan liabilities until transaction is recognized.

l. Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Assets Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset.

SFAS No. 143 required that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money until the obligation is settled.

Under Argentine GAAP, the acceptable practice is to recognize asset retirement obligations using an undiscounted cost-accumulation measurement approach and take them into account in determining the depreciation rates.

SFAS No. 143 is effective for the Company on January 1, 2003. The Company estimates that application of SFAS No. 143 will result in a positive cumulative effect of a change in accounting principle adjustment in consolidated net income and shareholders' equity of approximately 80, taking into consideration future abandonment obligations accrued as described in Note 2.e.

m. Guarantors' Accounting and Disclosure Requirements for Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements ending after December 15, 2002.

n. Consolidation of Variable Interest Entities - an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 is effective immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date, and effective for the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

The Company has operations with three variable interest entities ("VIE") which have been created in order to structure YPF's future deliveries of oil ("FOS").

According to U.S. GAAP, as of December 31, 2002, 2001 and 2000, all three VIE would have been fully consolidated and the main effect of the consolidation of these companies would be the reclassification of the account "Advances from crude oil purchasers" into the account "Loans" of the balance sheets.

15. RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2002, 2001 and 2000, and to shareholders' equity as of December 31, 2002, 2001 and 2000, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

                                                                                                2001
                                                                                           (as restated -
                                                                               2002          Note 14.a)          2000
                                                                           -------------    -------------    -------------
Net income according to Argentine GAAP                                         3,344            1,788            2,681
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1)           (716)            (969)          (1,452)
Remeasurement into functional currency and translation into reporting
  currency (Note 14.a)                                                         1,490              (73)               -
                                                                           -------------    -------------    -------------
                                                                               4,118              746            1,229
                                                                           =============    =============    =============

Deferred income tax (Notes 14.c and 16.a)                                       (149)             545              179
Start-up costs in investees (Note 14.g)                                           19                3               (9)
Effects of the sale of noncurrent assets to related parties (Note 14.j)         (623)              79               (2)
Impairment of long-lived assets (Note 14.e)                                       99              (98)              (3)
Effect of purchase price allocation of Maxus (1)                                   -               26              (30)
Derivative instruments (Note 14.h)                                                47              (47)               -
Other items, net                                                                 (13)              (2)              24
                                                                           -------------    -------------    -------------
Approximate net income in accordance with U.S. GAAP                            3,498            1,252            1,388
                                                                           =============    =============    =============
Approximate net income per share in accordance with U.S. GAAP                   8.89             3.18             3.93
                                                                           =============    =============    =============

Shareholders' equity according to Argentine GAAP                              20,283           18,508           18,095
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1)        (10,745)         (10,026)          (9,802)
Remeasurement into functional currency and translation into
  reporting currency (Note 14.a)                                              18,865            4,494                -
                                                                           -------------    -------------    -------------
                                                                              28,403           12,976            8,293
                                                                           =============    =============    =============

Deferred income taxes (Notes 14.c and 16.a)                                      536              669             (296)
Start-up costs in investees (Note 14.g)                                          (54)             (37)             (25)
Accounts receivable with related parties (Note 14.j)                          (1,384)               -                -
Impairment of long-lived assets (Note 14.e)                                   (1,001)            (557)            (234)
Effect of purchase price allocation of Maxus (1)                                   -              260              510
Derivative instruments (Note 14.h)                                                 -              (47)               -
Other items, net                                                                 (11)              (2)             (17)
Other comprehensive income:
  Derivative instruments and hedging activities (Note 14.h)                      (17)              (7)               -
  Minimum liability under pension plan (Note 14.k and 16.f)                     (169)               -                -
                                                                           -------------    -------------    -------------
Approximate shareholders' equity in accordance with U.S. GAAP                 26,303           13,259            8,231
                                                                           =============    =============    =============

(1) Corresponds to the purchase price allocated for U.S. GAAP purposes to properties that have been completely sold as of December 31, 2002.

The summarized balance sheet as of December 31, 2002, 2001 and 2000, and statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above, are presented only for the convenience of the readers and would be as follows:

                                                                                  2002           2001           2000
                                                                             -------------  -------------  -------------
Summarized balance sheet

Current assets                                                                   7,572          2,733          2,386
Fixed assets                                                                    26,097         14,600          9,680
Other noncurrent assets                                                          2,611          3,248          1,427
                                                                             -------------  -------------  -------------
       Total assets                                                             36,280         20,581         13,493
                                                                             =============  =============  =============

Current liabilities                                                              4,776          3,962          2,758
Noncurrent liabilities                                                           5,201          3,360          2,439
Minority interest                                                                    -              -             65
Shareholders' equity                                                            26,303         13,259          8,231
                                                                             -------------  -------------  -------------
       Total liabilities, minority interest and shareholders' equity            36,280         20,581         13,493
                                                                             =============  =============  =============

Summarized statements of income

Net sales                                                                       15,039          8,162          8,660
Operating income                                                                 5,183          1,676          2,263
Net income (1)                                                                   3,498          1,252          1,388

(1) Net income related to discontinued operations following SFAS 144 guidance are not significant.

Summarized statements of cash flows

Net cash flow provided by operating activities                                   4,915          1,818          2,944
Net cash flow used in investing activities                                      (1,127)          (177)        (1,237)
Net cash flow used in financing activities                                      (3,498)        (1,996)        (1,782)
                                                                             -------------  -------------  -------------
       Increase (Decrease) in cash and equivalents                                 415           (355)           (75)
                                                                             -------------  -------------  -------------
Cash and equivalents at the beginning of years                                     143            439            514
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol
  Argentina S.A.                                                                     -             12              -
Exchange difference from cash and equivalents                                      101             47              -
                                                                             -------------  -------------  -------------
       Cash and equivalents at the end of years                                    659            143            439
                                                                             =============  =============  =============


16. ADDITIONAL U.S. GAAP DISCLOSURES (EXCEPT OIL AND GAS DISCLOSURES, NOTE 17)

a) Income Taxes

The Company's provision for income taxes under U.S. GAAP, remeasured into U.S. dollars and translated into Argentine pesos, was comprised of the following:

                                                                                 2002           2001          2000
                                                                             -------------  -------------  -------------
Current
   Argentina                                                                       (403)          (639)         (839)
   Other Foreign                                                                    (12)           (67)          (77)
                                                                             -------------  -------------  -------------
                                                                                   (415)          (706)         (916)
Deferred
   Argentina                                                                       (149)           571           121
   Other Foreign                                                                      -            (26)           58
                                                                             -------------  -------------  -------------
                                                                                   (149)           545           179
                                                                             -------------  -------------  -------------
                                                                                   (564)          (161)         (737)
                                                                             =============  =============  =============

The reconciliation of pre-tax income (loss) at the Argentine statutory rate, to the income tax expense presented in the consolidated financial statements for the years ended December 31, 2002, 2001 and 2000, computed in accordance with U.S. GAAP, is as follows:

                                                                                   2002          2001           2000
                                                                               -------------  -------------  -------------
Approximate pre-tax income in accordance with U.S. GAAP                             4,062         1,413          2,125
Statutory tax rate                                                                     35%           35%            35%
                                                                               -------------  -------------  -------------

Statutory tax rate applied to pre-tax income (loss)                                 1,422          (495)          (744)
Tax loss carryforward estimated on the devaluation of the Argentine peso                -           543              -
Permanent differences:
Restatement into functional currency and other U.S. GAAP permanent differences        547            26              -
Not taxable exchange differences                                                      207            64              -
Reduction (increase) of valuation allowance for temporary differences and
  tax loss carryforwards (1)                                                          140          (177)           (66)
(Loss) income on long-term investments in investees(2)                               (161)          (44)             3
Taxes on foreign income                                                                 -           (13)           (10)
Other, not individually significant                                                   125           (65)            80
                                                                               -------------  -------------  -------------
                                                                                     (564)         (161)          (737)
                                                                               =============  =============  =============

(1) Relates to changes in circumstances and prospects that affect the future use of the tax loss carryforwards.
(2) The Company does not provide for income taxes on the unremitted earnings of certain subsidiaries because they will be remitted in a tax free liquidation.

The tax effect of the significant differences between the book value and the tax value of the Company's assets and liabilities are as follows:

                                                                                    2002           2001          2000
                                                                               -------------  -------------  -------------
Deferred Tax Assets
Tax loss and credit carryforwards                                                    629            926(2)         66
Allowances and reserves not computable for tax basis and other items                 273            169           299
Accounts payable and salaries accruals                                               166             41            41
                                                                               =============  =============  =============
                                                                                   1,068          1,136           406
Deferred Tax Liabilities
Differences between tax and accounting basis of fixed assets and other items         (55)           (34)         (559)
                                                                               -------------  -------------  -------------
                                                                                     (55)           (34)         (559)
                                                                               -------------  -------------  -------------
Valuation Allowance                                                                 (477)          (433)         (143)
                                                                               -------------  -------------  -------------
Net Deferred Tax Asset (Liability)                                                   536            669(1)       (296)(1)
                                                                               =============  =============  =============

(1) Includes 43 and 436 corresponding to deferred tax liabilities of YPF International, net of 712 and 140 corresponding to deferred tax assets of YPF as of December 31, 2001 and 2000, respectively.

(2) Approximately 233 are covered by the valuation allowance since, based on available evidence, it is more likely than not that such benefits will not be realizable.

b) Fair Value of Financial Instruments

The following criteria and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate:

Cash and Equivalents

The carrying value of cash and equivalents under U.S. GAAP approximates fair value because of the short maturity of those instruments.

Derivative Financial Instruments

The fair value of derivative instruments is mostly determined based either on independent appraisals supplied by third parties or using market rates for instruments with similar terms and remaining maturities.

Current Investments Other Than Cash Equivalents

The carrying value of current investments under U.S. GAAP approximates the fair value determined by reference to quoted market prices of the same or similar financial instruments.

Loans

The fair value of the Company's loans is estimated based on the current rates offered to the Company for debt of the same remaining maturities or based on market prices.

                                                                              2002
                                                                ---------------------------------
                                                                Argentine GAAP       Fair Value
                                                                Carrying Amount
                                                                ----------------    -------------
Negotiable Obligations                                                3,362            3,163
Bank loans and other creditors                                          805              805
Maxus Notes and Credit Facilities                                        90               89
                                                                ----------------    -------------
                                                                      4,257            4,057
                                                                ================    =============

c) Consolidated Operating Income (Loss)

Under U.S. GAAP, costs charged to income for environmental contingencies, holding gains (losses) on inventories, severance payments, amortization of goodwill, impairment of long-lived assets, the proportional consolidation of jointly controlled companies, income (losses) from sale of noncurrent assets and other items, which are not individually significant, would have been deducted from or added to operating income.

                                         Exploration  Refining                  Natural     Corporate
                                            and          and                    Gas and       and     Consolidation
                                         Production   Marketing   Chemical    Electricity    Other     adjustments     Net Amount
                                         ----------   ---------   --------    -----------    -----     -----------     ----------
(Deduction) from or addition to
  operating income (loss) under
  Argentine GAAP
  Year ended December 31, 2002            (1,492)        521        (137)       (189)       (171)       (169)          (1,637)
  Year ended December 31, 2001            (2,801)       (384)         (6)        (47)         63          41           (3,134)
  Year ended December 31, 2000            (3,613)       (194)        (23)        (25)         88         (19)          (3,786)

Approximate operating income (loss) remeasured and translated into Argentine pesos as determined under U.S. GAAP by business segment for each of the years presented was as follows:

                                         Exploration  Refining                  Natural     Corporate
                                            and          and                    Gas and       and     Consolidation
                                         Production   Marketing   Chemical    Electricity    Other      adjustments     Net Amount
                                         ----------   ---------   --------    -----------    -----      -----------     ----------

Year ended December 31, 2002                5,220        475         200          (53)       (469)         (190)          5,183
Year ended December 31, 2001                1,734         18          (6)          14        (234)          150           1,676
Year ended December 31, 2000                2,555        (43)        (16)          (1)       (213)          (19)          2,263

d) Additional Information on the Consolidated Statements of Cash Flows

The following is a detail of cash and cash equivalents:

                                                                                2002          2001           2000
                                                                             ----------    ----------     ----------
Cash                                                                             248             85           113
Cash equivalents (1)                                                             411            124           844
                                                                             ----------    ----------     ----------
Cash and cash equivalents as shown in the consolidated statements of             659            209           957
cash flows
                                                                             ==========    ==========     ==========



(1) Included in short-term investments in the consolidated balance sheets.

Cash payments for income tax and interest for the Company were as follows:

                                                                                2002          2001           2000
                                                                             ----------    ----------     ----------
Income tax                                                                         216          2,621         1,143
Interest                                                                           738            613           561
                                                                             ----------    ----------     ----------
                                                                                   954          3,234         1,704
                                                                             ==========    ==========     ==========

The principal financing and investing transactions not affecting cash consisted of dividends paid in kind, the amount to be paid for the concession extension (Note 10.b), taxes payable offset against tax credits and consumption of fixed assets allowances for the years ended December 31, 2002, 2001 and 2000.

e) Comprehensive Income

Net income under U.S. GAAP as determined in Note 15 is approximately the same as comprehensive income as defined by SFAS No. 130 for all periods presented, except for the effect in the years 2002, 2001 and 2000 of the following items, that should be included in comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

                                                                                2002          2001           2000
                                                                             ----------    ----------     ----------
Effect arising from the translation into reporting currency                     17,095 (3)      4,413 (3)         -
Minimum liability under pension plan                                              (169)(2)          -             -
Changes in fair value of derivative instruments and hedging activities             (17)(1)         (7)(1)         -
                                                                             ----------    ----------     ----------
                                                                                16,909          4,406 (2)         -
                                                                             ==========    ==========     ==========

(1) Tax effect included in OCI is not significant.
(2) Valuation allowance has been recorded to offset the recognized income tax effect.
(3) Has no tax effect.

f) Pensions and Other Postretirement and Postemployment Benefits

Pensions

The Company, through YPF Holdings Inc., has a number of trustee noncontributory pension plans covering substantially all full-time employees. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate. The benefits related to the plans are based on years of service and compensation earned during years of employment. The Company also has a noncontributory supplemental retirement plan for executive officers and selected key employees. Key information, translated into Argentina pesos, of these plans is as follows:

                                                                                2002          2001           2000
                                                                             ----------    ----------     ----------
Change in benefit obligation
Benefit obligation, beginning of year                                              294            162           103
Service cost                                                                         2              2             2
Interest cost                                                                       22             12             7
Actuarial loss                                                                      28             12             5
Benefits paid                                                                      (49)           (25)          (21)
                                                                             ----------    ----------     ----------
        Benefit obligation, end of year                                            326            147            96
                                                                             ==========    ==========     ==========

                                                                                2002          2001           2000
                                                                             ----------    ----------     ----------
Change in plans assets
Fair market value of assets, beginning of year                                     294            205           117
Actual return on assets                                                            (19)           (26)           25
Asset adjustment to match Northern Trust statements                                 (2)           (15)            -
Employer contributions                                                              22              8             -
Benefits paid                                                                      (49)           (25)          (21)
                                                                             ----------    ----------     ----------
        Fair market value of assets, end of year                                   246            147           121
                                                                             ==========    ==========     ==========

Net periodic pension cost for each period from January 1 through December 31, 2002, 2001 and 2000

Service cost                                                                         2              2             2
Interest cost                                                                       22             12             7
Expected return on assets                                                          (25)           (18)          (10)
Amortization of net (gain)/loss                                                      8             (1)            -
                                                                             ----------    ----------     ----------
        Net period pension cost                                                      7             (5)           (1)
                                                                             ----------    ----------     ----------
Recognized settlement loss                                                          16              -             -
                                                                             ----------    ----------     ----------
        Total pension cost                                                          23             (5)           (1)
                                                                             ==========    ==========     ==========

Funded status
Accumulated benefit obligation                                                     319            159            92
Projected benefit obligation                                                       326            162            96
Fair value of plan assets                                                          246            147           121
                                                                             ----------    ----------     ----------
Funded status                                                                      (80)           (15)           25
Unrecognized net (gain)/loss                                                       171             62            (5)
                                                                             ----------    ----------     ----------
        Net amount recognized                                                       91             47            20
                                                                             ==========    ==========     ==========

Amounts recognized in the statement of financial position consist of:
  Prepaid pension cost                                                               -             61            33
  Accrued pension liabilities                                                      (78)           (23)          (13)
  Accumulated other comprehensive income                                           169              9             -
                                                                             ----------    ----------     ----------
        Net amount recognized                                                       91             47            20
                                                                             ==========    ==========     ==========

Weighted average assumptions(1):
  Discount rate                                                                   7.0%         7.25%           8.0%
  Expected rate of return on assets                                               9.0%          9.0%           9.0%
  Expected rate of compensation increase                                      4.5-5.5%      4.5-5.5%       4.5-5.5%

(1) For measurement purposes, plans assets and liabilities were valued as of October 31, 2002 for the fiscal year ended December 31, 2002.

The projected benefit obligation was 326 and 162, the accumulated benefit obligation was 319 and 159, and fair value of plan assets was 246 and 147 for the pension plans with accumulated benefit obligations in excess of plan assets as of December 31, 2002 and 2001, respectively.

Other postretirement and postemployment benefits

The Company, through YPF Holdings Inc., provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other postemployment benefits for eligible individuals whose employment is terminated by the Company prior to their normal retirement. The Company accrues the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. The Company accounts for benefits provided after employment but before retirement by accruing the estimated cost of postemployment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. The Company's policy is to fund other postretirement and postemployment benefit as claims are incurred. Key information, translated into Argentine pesos, is as follows:

                                                                                2002          2001           2000
                                                                             ----------    ----------     ----------
Components of net periodic post-retirement benefit cost for the period
January 1 through December 31, 2002, 2001 and 2000

Interest cost on accumulated post-retirement benefit obligation                      9              5             3
Recognized net actuarial loss                                                        1              -             -
                                                                             ----------    ----------     ----------
        Net periodic post-retirement benefit costs                                  10              5             3
                                                                             ==========    ==========     ==========

Reconciliation of funded status to accrued post-retirement benefit costs

Change in benefit obligation
Accumulated post-retirement benefit obligation at beginning of year                137             59            36
Interest cost                                                                        9              5             3
Plan participants' contributions                                                     2              1             -
Actuarial (gain)/loss                                                                2             12            (1)
Benefits paid                                                                      (15)            (8)           (4)
                                                                             ----------    ----------     ----------
        Accumulated post-retirement benefit obligation at end of year              135             69            34
                                                                             ==========    ==========     ==========

Change in plan assets
Fair market value of plan assets at beginning of year                                -              -             -
Employer contributions                                                              13              7             4
Plan participants' contributions                                                     2              1             -
Benefits paid                                                                      (15)            (8)           (4)
                                                                             ----------    ----------     ----------
        Fair market value of plan assets at end of year                              -              -             -
                                                                             ==========    ==========     ==========

Reconciliation of funded status:
    Funded status                                                                 (134)           (69)          (35)
    Unrecognized actuarial loss                                                     27             13             -
                                                                             ----------    ----------     ----------
        Net liability at end of year                                              (107)           (56)          (35)
                                                                             ==========    ==========     ==========

Assumptions used for post-retirement benefits accounting (1)

Discount rate                                                                    7.0%           7.25%         8.0%

(1) For measurement purposes, plans liabilities were valued as of October 31, 2002 for the fiscal year ended December 31, 2002.

For measurement purposes, the net per capita cost of covered health care benefits are assumed to have an initial annual rate of increase of 9% in 2003 that will gradually decrease by 1% each year to 5% in 2007, and thereafter remain at 5%.

Assumed health care cost trends rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trends rates would have the following effects:

                                                                                    One-percentage-point    One-percentage-point
                                                                                          decrease               increase
                                                                                    --------------------    --------------------
Effect on total of service and interest cost components                                      (1)                    1
Effect on year-end postretirement benefit obligation                                         (9)                   10

The Company also provides for a long-term disability program, such as medicare and life insurance, for eligible retired employees. Total liabilities amount to 6, 3 and 2 and the discounts rates used to calculate these liabilities were 7.0%, 7.25% and 8.0% as of December 31, 2002, 2001 and 2000, respectively.

17. OIL AND GAS DISCLOSURES (Unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, "Disclosures about Oil and Gas Producing Activities".

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2002, 2001 and 2000:

                                                                                         2002
                                                                 -----------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina      America      Foreign      Worldwide
                                                                 -----------   -----------  ------------  ------------
Proved oil and gas properties
  Wells and related equipment and facilities                        36,812             -           55          36,867
  Support equipment and facilities                                     734             -            3             737
  Uncompleted wells, equipment and facilities                          981             -           14             995
Unproved oil and gas properties                                          -             -           39              39
                                                                 -----------   -----------  ------------  ------------
      Total capitalized costs                                       38,527             -          111          38,638
Accumulated depreciation and valuation allowances                  (25,018)            -          (20)        (25,038)
                                                                 -----------   -----------  ------------  ------------
      Net capitalized costs                                         13,509             -           91          13,600
                                                                 ===========   ===========  ============  =============
      Investees' net capitalized costs                                 134             -            -             134

                                                                                         2001
                                                                 ------------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina    America (1)    Foreign      Worldwide
                                                                 ------------------------------------------------------
Proved oil and gas properties
  Wells and related equipment and facilities                        34,920           434        2,531          37,885
  Support equipment and facilities                                     814             4           41             859
  Uncompleted wells, equipment and facilities                          742            28          168             938
Unproved oil and gas properties                                         96             -           28             124
                                                                 -----------   -----------  ------------  ------------
      Total capitalized costs                                       36,572           466        2,768          39,806
Accumulated depreciation and valuation allowances                  (23,567)         (135)      (1,329)        (25,031)
                                                                 -----------   -----------  ------------  ------------
      Net capitalized costs                                         13,005           331(5)     1,439(5)       14,775
                                                                 ===========   ===========  ============  =============
      Investees' net capitalized costs                                 113         1,191(5)         -           1,304

                                                                                         2000
                                                                 ------------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina    America (2)    Foreign      Worldwide
                                                                 -----------   -----------  ------------  ------------
Proved oil and gas properties
  Wells and related equipment and facilities                         30,752(4)      1,643        2,461        34,856
  Support equipment and facilities                                      631            33           46           710
  Uncompleted wells, equipment and facilities                           655           223          159         1,037
Unproved oil and gas properties                                           -           452          644         1,096
                                                                 -----------   -----------  ------------  ------------
      Total capitalized costs                                        32,038         2,351        3,310        37,699
Accumulated depreciation and valuation allowances                   (21,018)         (434)      (1,801)(3)   (23,253)
                                                                 -----------   -----------  ------------  ------------
      Net capitalized costs                                          11,020         1,917        1,509        14,446
                                                                 ===========   ===========  ============  =============
      Investees' net capitalized costs                                    -           199            -           199

(1)  Includes capitalized costs in Bolivia.
(2)  Includes capitalized costs in Bolivia, Ecuador, Brazil and Venezuela.
(3)  Includes an impairment provision of 807 (Note 12).
(4) Includes 655 corresponding to the extension of the concession for the exploitation of Loma La Lata - Sierra Barrosa area (Note 10.b).
(5) Corresponds mainly to capitalized costs related to properties sold during the year 2002 as mentioned in Note 12.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2002, 2001 and 2000:

                                                                                         2002
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                  Argentina    America (1)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Acquisition of properties
  Unproved                                                               -             -            4             4
Exploration costs                                                      146             5           72           223
Development costs                                                    2,025            24            3         2,052
                                                                 -----------   -----------  ------------  ------------
      Total costs incurred                                           2,171            29           79         2,279
                                                                 ===========   ===========  ============  =============
      Investees' total costs incurred                                   27            78            -           105

                                                                                         2001
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                  Argentina    America (1)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Acquisition of properties
  Proved                                                              1,920(3)          -            -         1,920
  Unproved                                                               96(4)          -            2            98
Exploration costs                                                       179            17           35           231
Development costs                                                     1,693           122          188         2,003
                                                                 -----------   -----------  ------------  ------------
      Total costs incurred                                            3,888           139(5)       225(5)      4,252
                                                                 ===========   ===========  ============  =============
      Investees' total costs incurred                                    11           969(5)         -           980

                                                                                         2000
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                  Argentina    America (1)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Acquisition of properties
  Proved                                                                655(2)         72            -           727
  Unproved                                                                -            98            2           100
Exploration costs                                                       216            94           39           349
Development costs                                                     1,285           113          201         1,599
                                                                 -----------   -----------  ------------  ------------
      Total costs incurred                                            2,156           377          242         2,775
                                                                 ===========   ===========  ============  =============
      Investees' total costs incurred                                     -            35            -            35

(1) Includes costs incurred in Bolivia as of December 31, 2002 up to the sale of YPF International S.A.'s interests in such country (Note 12), costs incurred in Bolivia and in Venezuela as of December 31, 2001 up to the sale of YPF International Ltd.'s interests in such country (Note 12) and costs incurred in Bolivia, Ecuador, Brazil and Venezuela as of December 31, 2000.
(2) Corresponds to the extension of the concession for the exploitation of Loma La Lata - Sierra Barrosa area (Note 10.b).
(3) Includes 1,826 related to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(4) Corresponds to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(5) Corresponds mainly to incurred costs related to properties sold during the year 2002 as mentioned in Note 12.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 8 and 16.c), "Business Segment Information" and "Consolidated Geographic Information", for the exploration and production business unit, relate to additional upstream operations that do not arise from those properties held by the Company, as reflected below.

                                                                                         2002
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                   Argentina   America (2)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Net sales to unaffiliated parties                                      898(1)         83           17           998
Net intersegment sales                                              10,855(1)         10            -        10,865
                                                                 -----------   -----------  ------------  ------------
      Total net revenues                                            11,753            93           17        11,863
Production costs                                                    (3,067)          (50)          (6)       (3,123)
Exploration expenses                                                  (143)           (4)         (93)         (240)
Depreciation and expense for valuation allowances                   (1,571)          (23)          (9)       (1,603)
Other                                                                    -             1           (3)           (2)
                                                                 -----------   -----------  ------------  ------------
      Pre-tax income (loss) from producing activities                6,972            17          (94)        6,895
Income tax expense                                                  (2,440)           (4)          28        (2,416)
                                                                 -----------   -----------  ------------  ------------
      Results of oil and gas producing activities                    4,532            13          (66)        4,479
                                                                 ===========   ===========  ============  =============
      Investees' results of operations                                  50            22            -            72

                                                                                         2001
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                  Argentina    America (2)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Net sales to unaffiliated parties                                     4,019(1)        203          893         5,115
Net intersegment sales                                                4,659(1)         17            -         4,676
                                                                 -----------   -----------  ------------  ------------
      Total net revenues                                              8,678           220          893         9,791
Production costs                                                     (2,603)         (105)        (384)       (3,092)
Exploration expenses                                                   (164)          (20)         (36)         (220)
Depreciation and expense for valuation allowances                    (1,490)          (59)        (253)       (1,802)
Other                                                                     -            20          (11)            9
                                                                 -----------   -----------  ------------  ------------
      Pre-tax income (loss) from producing activities                 4,421            56          209         4,686
Income tax expense                                                   (1,547)          (17)         (85)       (1,649)
                                                                 -----------   -----------  ------------  ------------
      Results of oil and gas producing activities                     2,874            39(4)       124(4)      3,037
                                                                 ===========   ===========  ============  =============
      Investees' results of operations                                   41            63(4)         -           104

                                                                                         2000
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                   Argentina   America (2)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Net sales to unaffiliated parties                                     4,153(1)        467          971         5,591
Net intersegment sales                                                5,715(1)          -            -         5,715
                                                                 -----------   -----------  ------------  ------------
      Total net revenues                                              9,868           467          971        11,306
Production costs                                                     (2,638)         (164)        (344)       (3,146)
Exploration expenses                                                   (157)         (122)         (35)         (314)
Depreciation and expense for valuation allowances                    (1,239)         (122)        (607)(3)    (1,968)
Other                                                                     -           (39)          15           (24)
                                                                 -----------   -----------  ------------  ------------
      Pre-tax income (loss) from producing activities                 5,834            20            -         5,854
Income tax expense                                                   (2,042)          (20)          (2)       (2,064)
                                                                 -----------   -----------  ------------  ------------
      Results of oil and gas producing activities                     3,792             -           (2)        3,790
                                                                 ===========   ===========  ============  =============
      Investees' results of operations                                    -            20            -            20

(1) As mentioned in Note 8, effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, net sales to unaffiliated parties and net intersegment sales for Argentina would have been 1,749 and 6,929, and 1,473 and 8,395, respectively for the years ended December 31, 2001 and 2000.
(2) Includes results from oil and gas producing activities in Bolivia as of December 31, 2002 up to the sale of YPF International S.A.'s interests in such country (Note 12), results from oil and gas producing activities in Bolivia and Venezuela as of December 31, 2001, up to the sale of YPF International Ltd.'s interests in such country (Note 12) and results from oil and gas producing activities in Bolivia, Ecuador, Brazil and Venezuela as of December 31, 2000.
(3)  Includes an impairment provision of 426 (Note 12).
(4) Corresponds mainly to results of operations related to properties sold during the year 2002 as mentioned in Note 12.

Oil and gas reserves

Proved reserves represent estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2002, 2001 and 2000, and the changes therein:

                                                                     Crude oil, condensate and natural gas liquids
                                                                                (Millions of barrels)
                                                                 ------------------------------------------------------
                                                                                         2002
                                                                 ------------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina      America      Foreign      Worldwide
                                                                 -----------   -----------  ------------  ------------
Proved developed and undeveloped reserves
  Beginning of year                                                  1,467            20          178         1,665
  Revisions of previous estimates                                       11             -            -            11
  Extensions, discoveries and improved recovery                         63             -            -            63
  Sales of reserves in place (Note 12)                                   -           (20)        (172)         (192)
  Production for the year                                             (160)            -            -          (160)
                                                                 -----------   -----------  ------------  ------------
  End of year                                                        1,381(1)          -            6         1,387
                                                                 ===========   ===========  ============  =============
Proved developed reserves
  Beginning of year                                                  1,183            10          150         1,343
  End of year                                                        1,135(2)          -            1         1,136
Investees' proved developed and undeveloped reserves                    19             -            -            19

                                                                     Crude oil, condensate and natural gas liquids
                                                                                (Millions of barrels)
                                                                 --------------------------------------------------------
                                                                                         2001
                                                                 --------------------------------------------------------
                                                                                    Rest of     Indonesia
                                                                                     South      and Other
                                                                  Argentina         America      Foreign      Worldwide
                                                                 -----------      -----------  ------------  ------------
Proved developed and undeveloped reserves
  Beginning of year                                                   1,368              162          132         1,662
  Revisions of previous estimates                                        (7)               2           61            56
  Extensions, discoveries and improved recovery                          89                5            2            96
  Purchases of reserves in place                                        195(4)             -            -           195
  Sales of reserves in place (Note 12)                                  (18)            (144)           -          (162)
  Production for the year                                              (160)              (5)         (17)         (182)
                                                                 -----------      -----------  ------------  ------------
  End of year                                                         1,467(1)            20          178         1,665
                                                                 ===========      ===========  ============  =============
Proved developed reserves
  Beginning of year                                                   1,088               69          104         1,261
  End of year                                                         1,183(2)(5)         10          150         1,343
Investees' proved developed and undeveloped reserves                     21               60            -            81

                                                                     Crude oil, condensate and natural gas liquids
                                                                                (Millions of barrels)
                                                                 ------------------------------------------------------
                                                                                         2000
                                                                 ------------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina      America      Foreign      Worldwide
                                                                 -----------   -----------  ------------  ------------
Proved developed and undeveloped reserves
  Beginning of year                                                   1,151           178(3)       120         1,449
  Revisions of previous estimates                                       242           (44)          24           222
  Extensions, discoveries and improved recovery                         126            13            5           144
  Purchases of reserves in place                                          -            24            -            24
  Sales of reserves in place (Note 12)                                  (11)            -           (2)          (13)
  Production for the year                                              (140)           (9)         (15)         (164)
                                                                 -----------   -----------  ------------  ------------
  End of year                                                         1,368(1)        162          132         1,662
                                                                 ===========   ===========  ============  =============
Proved developed reserves
  Beginning of year                                                     964            60           95         1,119
  End of year                                                         1,088(2)         69          104         1,261
Investees' proved developed and undeveloped reserves                      -            33            -            33

(1) Includes natural gas liquids of 368, 316 and 341, as of December 31, 2002, 2001 and 2000, respectively.
(2) Includes natural gas liquids of 274, 237 and 255, as of December 31, 2002, 2001 and 2000, respectively.
(3) Includes reserves in Ecuador, Bolivia and Venezuela.
(4) Includes 14 of purchases of reserves and 181 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(5) Includes 143 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.

                                                                                      Natural gas
                                                                               (Billions of cubic feet)
                                                                 ------------------------------------------------------
                                                                                         2002
                                                                 ------------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina      America      Foreign      Worldwide
                                                                 -----------   -----------  ------------  ------------
Proved developed and undeveloped reserves
  Beginning of year                                                  9,569           188          422        10,179
  Revisions of previous estimates                                     (125)            -            5          (120)
  Extensions and discoveries                                            15             -            -            15
  Sales of reserves in place (Note 12)                                   -          (188)        (370)         (558)
  Production for the year (1)                                         (540)            -           (2)         (542)
                                                                 -----------   -----------  ------------  ------------
  End of year                                                        8,919             -           55         8,974
                                                                 ===========   ===========  ============  =============
Proved developed reserves
  Beginning of year                                                  7,340            45          127         7,512
  End of year                                                        6,793             -            8         6,801
Investees' proved developed and undeveloped reserves                   513             -            -           513

                                                                                      Natural gas
                                                                               (Billions of cubic feet)
                                                                 ------------------------------------------------------
                                                                                         2001
                                                                 ------------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina      America      Foreign      Worldwide
                                                                 -----------   -----------  ------------  ------------
Proved developed and undeveloped reserves
  Beginning of year                                                   9,381           257          450        10,088
  Revisions of previous estimates                                        15           564           (9)          570
  Extensions and discoveries                                            384           163            4           551
  Purchases of reserves in place                                        693(3)          -            -           693
  Sales of reserves in place (Note 12)                                 (372)         (792)           -        (1,164)
  Production for the year (1)                                          (532)           (4)         (23)         (559)
                                                                 -----------   -----------  ------------  ------------
  End of year                                                         9,569           188          422        10,179
                                                                 ===========   ===========  ============  =============
Proved developed reserves
  Beginning of year                                                   7,072            40          155         7,267
  End of year                                                         7,340(4)         45          127         7,512
Investees' proved developed and undeveloped reserves                    554         2,618            -         3,172

                                                                                      Natural gas
                                                                               (Billions of cubic feet)
                                                                 ------------------------------------------------------
                                                                                         2000
                                                                 ------------------------------------------------------
                                                                                 Rest of     Indonesia
                                                                                  South      and Other
                                                                  Argentina      America      Foreign      Worldwide
                                                                 -----------   -----------  ------------  ------------
Proved developed and undeveloped reserves
  Beginning of year                                                   9,705           767(2)       678        11,150
  Revisions of previous estimates                                      (105)         (840)        (120)       (1,065)
  Extensions and discoveries                                            369           336          144           849
  Purchases of reserves in place                                          -             1            -             1
  Sales of reserves in place (Note 12)                                    -             -         (228)         (228)
  Production for the year (1)                                          (588)           (7)         (24)         (619)
                                                                 -----------   -----------  ------------  ------------
  End of year                                                         9,381           257          450        10,088
                                                                 ===========   ===========  ============  =============
Proved developed reserves
  Beginning of year                                                   8,180            65          489         8,734
  End of year                                                         7,072            40          155         7,267
Investees' proved developed and undeveloped reserves                      -         1,163            -         1,163

(1) Excludes quantities, which have been flared or vented.
(2) Includes reserves in Bolivia.
(3) Includes 5 of purchases of reserves and 688 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.
(4) Includes 467 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at year-end prices. Additionally, year-end prices were adjusted in those instances where future sales are covered by contracts at specified prices.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming year-end costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 3.37, 1.7 and 1 to US$ 1, as of December 31, 2002, 2001 and 2000, respectively.

The standardized measure does not purport to be an estimate of the fair market value of the Company's proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing, nor expected future changes in technology and operating practices have been considered.

                                                                                         2002
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                   Argentina     America       Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Future cash inflows                                                 133,419            -        1,562        134,981
Future production costs                                             (29,269)           -         (707)       (29,976)
Future development costs                                             (4,637)           -         (221)        (4,858)
                                                                 ------------------------------------------------------
      Future net cash flows, before income taxes                     99,513            -          634        100,147
Discount for estimated timing of future cash flows                  (41,814)           -         (307)       (42,121)
Future income taxes, discounted at 10% (1)                          (19,275)           -         (118)       (19,393)
                                                                 ------------------------------------------------------
      Standardized measure of discounted future net cash flows       38,424            -          209         38,633
                                                                 ===========   ===========  ============  =============

Investees' standardized measure of discounted future net cash
  flows                                                                 727            -            -            727

                                                                                         2001
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                  Argentina    America (2)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Future cash inflows                                                 110,670         2,077       14,947       127,694
Future production costs                                             (31,259)         (696)      (8,804)      (40,759)
Future development costs                                             (6,675)         (343)      (1,167)       (8,185)
                                                                 -----------   -----------  ------------  ------------
      Future net cash flows, before income taxes                     72,736         1,038        4,976        78,750
Discount for estimated timing of future cash flows                  (31,516)         (685)      (1,982)      (34,183)
Future income taxes, discounted at 10% (1)                          (12,610)         (107)      (1,222)      (13,939)
                                                                 -----------   -----------  ------------  ------------
      Standardized measure of discounted future net cash flows       28,610           246        1,772(4)     30,628
                                                                 ===========   ===========  ============  =============

Investees' standardized measure of discounted future net cash
  flows                                                                 746         2,132            -         2,878

                                                                                         2000
                                                                 ------------------------------------------------------
                                                                                 Rest of      Indonesia
                                                                                  South       and Other
                                                                  Argentina   America (3)     Foreign     Worldwide
                                                                 -----------   -----------  ------------  ------------
Future cash inflows                                                  85,842         6,756        9,023       101,621
Future production costs                                             (21,838)       (2,887)      (3,637)      (28,362)
Future development costs                                             (4,558)         (844)        (692)       (6,094)
                                                                 -----------   -----------  ------------  ------------
      Future net cash flows, before income taxes                     59,446         3,025        4,694        67,165
Discount for estimated timing of future cash flows                  (26,637)       (1,418)      (1,892)      (29,947)
Future income taxes, discounted at 10% (1)                           (9,876)         (504)      (1,225)      (11,605)
                                                                 -----------   -----------  ------------  ------------
      Standardized measure of discounted future net cash flows       22,933         1,103        1,577        25,613
                                                                 ===========   ===========  ============  =============

Investees' standardized measure of discounted future net cash
  flows                                                                   -           799            -           799

(1) Future income taxes undiscounted are 30,760 (30,537 for Argentina and 223 for Indonesia and Other Foreign), 19,589 (17,306 for Argentina, 262 for Rest of South America and 2,021 for Indonesia and Other Foreign) and 20,322 (17,306 for Argentina, 982 for Rest of South America and 2,034 for Indonesia and Other Foreign) as of December 31, 2002, 2001 and 2000, respectively.
(2) Includes Bolivia.
(3) Includes Bolivia, Ecuador and Venezuela.
(4) Includes 1,608 related to properties sold in January 2002 as mentioned in Note 12.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2002, 2001 and 2000:

                                                                                     2002           2001           2000
                                                                                -----------    -----------    ------------
Beginning of year                                                                  30,628        25,613           28,188
Sales and transfers, net of production costs                                       (8,740)       (6,699)          (8,160)
Net change in sales and transfer prices, net of future production costs            18,033         4,327            2,477
Extensions, discoveries and improved recovery, net of future production
   and development costs                                                            2,295         2,143            3,827
Changes in estimated future development costs                                        (239)       (1,569)          (1,519)
Development costs incurred during the year that reduced future development
   costs                                                                            2,052         2,003            1,599
Revisions of quantity estimates                                                      (164)          738              148
Accretion of discount                                                               4,457         3,722            4,054
Net change in income taxes                                                         (5,454)       (2,334)             759
Purchase of reserves in place                                                           -         2,817(1)           257
Sales of reserves in place                                                         (1,722)       (1,719)            (666)
Changes in production rates (timing) and other                                     (2,513)        1,586           (5,351)
                                                                                -----------    -----------    ------------
End of year                                                                        38,633        30,628           25,613
                                                                                ===========    ===========    ============

(1) Includes 334 of purchase of reserves and 2,483 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 12.


18. Other Consolidated Financial Statement Information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. This information is not a required part of the basic financial statements under US GAAP. Separate consolidated financial statement schedules were, therefore, not prepared for purposes of the Annual Report on Form 20-F of which these consolidated financial statements constitute a part:

a) Fixed assets evolution.
b) Intangible assets evolution.
c) Investments in shares and holdings in investees and other companies.
d) Allowances and reserves.
e) Cost of sales.
f) Foreign currency assets and liabilities.
g) Expenses incurred.

a. Fixed assets evolution

                                                                 2002
                                        ---------------------------------------------------------------
                                                                 Cost
                                        ---------------------------------------------------------------
                                         Amounts at                                         Amounts
                                         Beginning                      Net Decreases        at End
Main Account                              of Year      Increases        and Transfers       of Year
--------------------------------------- ------------- -------------     -------------     -------------
Land and buildings                             2,313             5               (63)            2,255
Mineral property, wells and
  related equipment                           35,632           232             1,123            36,987
Refinery equipment                             6,487             -               398             6,885
Transportation equipment                       1,601             2               (15)            1,588
Materials and equipment in
  warehouse                                      234           506              (431)              309
Drilling and work in progress                  1,275         2,183            (2,154)            1,304
Furniture, fixtures and installations            522             1               (85)              438
Selling equipment                              1,484             -              (218)            1,266
Other property                                   329            40               (81)              288
                                        ------------- -------------     -------------     -------------
          Total 2002                          49,877         2,969 (2)(8)     (1,526)(1)(7)     51,320
                                        ============= =============     =============     =============
          Total 2001                          50,793         7,751 (2)(5)     (8,667)(1)(7)     49,877
                                        ============= =============     =============     =============
          Total 2000                          48,672         3,214 (2)(9)     (1,093)(1)        50,793
                                        ============= =============     =============     =============

                                                                     2002
                                  ------------------------------------------------------------------------------------------
                                                                 Depreciation
                                  ----------------------------------------------------------------------------
                                  Accumulated                                                    Accumulated       Net
                                  at Beginning  Net Decreases     Depreciation                    at End of        Book
Main Account                        of Year     and Transfers         Rate       Increases           Year         Value
--------------------------------- ------------- -------------     ------------- -------------    ------------- -------------
Land and buildings                         829           (11)          2%                 54              872         1,383
Mineral property, wells and
  related equipment                     23,239          (289)         (4)              1,642           24,592        12,395 (3)
Refinery equipment                       4,170             -          4-5%               228            4,398         2,487
Transportation equipment                 1,072           (20)         1-5%                32            1,084           504
Materials and equipment in
  warehouse                                  -             -           -                   -                -           309
Drilling and work in progress                -             -           -                   -                -         1,304
Furniture, fixtures and
installations                              420          (102)         10%                 37              355            83
Selling equipment                          859          (192)         10%                100              767           499
Other property                             219           (21)         10%                 29              227            61
                                  ------------- -------------                   -------------    ------------- -------------
          Total 2002                    30,808          (635)(1)(7)                    2,122 (8)       32,295        19,025
                                  ============= =============                   =============    ============= =============
          Total 2001                    29,321        (3,346)(1)(7)                    4,833 (6)       30,808
                                  ============= =============                   =============    =============
          Total 2000                    27,876          (589)(1)                       2,034           29,321
                                  ============= =============                   =============    =============

                                              2001            2000
                                         -------------   --------------


                                             Net              Net
                                             Book            Book
Main Account                                Value            Value
---------------------------------------  -------------   --------------
Land and buildings                              1,484            1,434
Mineral property, wells and
  related equipment                            12,393 (3)       13,855 (3)
Refinery equipment                              2,317            2,478
Transportation equipment                          529              816
Materials and equipment in
  warehouse                                       234              284
Drilling and work in progress                   1,275            1,434
Furniture, fixtures and
installations                                     102              299
Selling equipment                                 625              681
Other property                                    110              191
                                         -------------   --------------
          Total 2002

          Total 2001                           19,069
                                         =============
          Total 2000                                            21,472
                                                         ==============

(1) Includes 32, 1,218 and 183 of net book value charged to fixed assets allowances for the years ended December 31, 2002, 2001 and 2000, respectively.
(2) Includes 40, 35 and 52 corresponding to capitalized financial expenses for those assets whose construction is extended in time for the years ended December 31, 2002, 2001 and 2000, respectively.
(3) Includes 1,640, 1,763 and 1,030 of mineral property as of December 31, 2002, 2001 and 2000, respectively.
(4) Depreciation has been calculated according to the unit of production method.
(5) Includes 4,944 of book value corresponding to fixed assets of Astra and Repsol Argentina S.A. at the moment of its merger into YPF, and to fixed assets acquired to Pecom.
(6) Includes 2,642 of fixed assets' accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of its merger into YPF.
(7) Includes 655 and 4,076 corresponding to net decreases for the years ended December 31, 2002 and 2001, related to the transactions mentioned in Note 12.
(8) Includes 276 and 74 of book value and accumulated depreciation, respectively, corresponding to the exchange difference, net of inflation, originated in the translation of the amounts at beginning of the year, related to investments in foreign companies.
(9) Includes 655 corresponding to the extension of the concession for the explotation of Loma La Lata - Sierra Barrosa area (Note 10. b).

b. Intangible assets evolution

                                                                      2002
                                          --------------------------------------------------------------
                                                                      Cost
                                          --------------------------------------------------------------
                                              Amount                                          Amount
                                          at Beginning                                        at End
Main Account                                  of Year      Increases         Decreases        of Year
---------------------------------------   -------------- -------------     -------------   -------------
Goodwill:
- Repsol YPF Gas S.A.                                -             -                 -               -
- PBBPolisur S.A.                                   57             -                 -              57
- Global                                            33            14                 -              47
- Maleic S.A.                                       11             -                 -              11
- Dispal Petroleo Paulinia Ltda.                     -             -                 -               -
- Refinaria de Petroleos de Manguinhos               -             -                 -               -
- Empresas Lipigas S.A.(5)                         247             -               247               -
- Refineria del Norte S.A.                           4             -                 -               4
- Gas Argentino S.A.                                13             -                 -              13
Deferred charges(6)                                 33             -                33               -
                                          ------------- -------------     -------------   -------------
  Total 2002                                       398            14 (4)           280             132
                                          ============= =============     =============   =============
  Total 2001                                       602           112 (2)           316             398
                                          ============= =============     =============   =============
  Total 2000                                       336           288                22             602
                                          ============= =============     =============   =============


                                                                            2002
                                          ---------------------------------------------------------------------------------------
                                                                         Amortization
                                          -------------------------------------------------------------------------
                                          Accumulated                                                 Accumulated       Net
                                          at Beginning                    Amortization                   at End         Book
                                            of Year      Increases            Rate       Decreases      of Year        Value
                                          ------------- -------------     ------------- ------------- ------------- -------------
Goodwill:
- Repsol YPF Gas S.A.                                -             -           -                   -             -             -
- PBBPolisur S.A.                                   29            28          10%                  -            57             -
- Global                                            10             8          10%                  -            18            29
- Maleic S.A.                                        4             7          10%                  -            11             -
- Dispal Petroleo Paulinia Ltda.                     -             -           -                   -             -             -
- Refinaria de Petroleos de Manguinhos               -             -           -                   -             -             -
- Empresas Lipigas S.A.(5)                          13             -           5%                 13             -             -
- Refineria del Norte S.A.                           -             4           5%                  -             4             -
- Gas Argentino S.A.                                 2            11           5%                  -            13             -
Deferred charges (6)                                13             -        10 - 20%              13             -             -
                                          ------------- -------------                   ------------- ------------- -------------
  Total 2002                                        71            58 (1)(4)                       26           103            29
                                          ============= =============                   ============= ============= =============
  Total 2001                                       151            44 (3)                         124            71
                                          ============= =============                   ============= =============
  Total 2000                                       142            30                              22           150
                                          ============= =============                   ============= =============

                                               2001          2000
                                           ------------- -------------


                                               Net           Net
                                               Book          Book
                                              Value         Value
                                           ------------- -------------
Goodwill:
- Repsol YPF Gas S.A.                                 -            37
- PBBPolisur S.A.                                    28            45
- Global                                             24            26
- Maleic S.A.                                         7             9
- Dispal Petroleo Paulinia Ltda.                      -            27
- Refinaria de Petroleos de Manguinhos                -             4
- Empresas Lipigas S.A.(5)                          233           284
- Refineria del Norte S.A.                            4             -
- Gas Argentino S.A.                                 11             -
Deferred charges (6)                                 20            20

                                           ------------- -------------

  Total 2002

  Total 2001                                        327
                                           =============
  Total 2000                                                      452
                                                         =============


(1) Includes 37 charged to "Allowance for reduction in value of holdings in long-term investments" as of December 31, 2002.
(2) Includes 76 corresponding to the goodwill recorded at Astra and Repsol Argentina S.A. at the moment of their merger into YPF and 27 corresponding to the goodwill arising from the merger of Repsol Gas S.A. with YPF Gas S.A., mentioned in Note 12.
(3) Includes 2 of accumulated depreciation of goodwill recorded at Astra at the moment of its merger into YPF, mentioned in Note 12.
(4) Includes 14 and 3 of book value and accumulated depreciation, respectively, corresponding to the exchange difference, net of inflation, originated in the translation of the amount at the beginning of the year, related to investments in foreign companies.
(5) Investee held by Repsol YPF Gas Chile Ltda. (Note 12).
(6) Mainly corresponds to commercial rights of investments held in Chile.

c. Investments in shares and holdings in investees and other companies



                                                                 2002
                             ------------------------------------------------------------------------------
                               Description of the Securities
                             -----------------------------------
Name and                                     Face                              Book
Issuer                       Class           Value         Amount              Value              Cost
------                       -----           -----         ------              -----              ----
Jointly controlled
Investees:
Compania Mega S.A.          Common       $         1     77,292,000             147(9)             168


Petroken Petroquimica       Common       $         1     40,602,826             119(9)             102
Ensenada S.A.

Profertil S.A.              Common       $         1      1,000,000             153(9)             388


Refineria del               Common       $         1     45,803,655             155(9)             122
Norte S.A.


Empresa Petrolera             --                 --             --               --                 --
Andina S.A.

Global Companies LLC          --                 --             --               59                 15

Other investees:

Oleoductos del              Common       $        10      4,072,749             111(1)              47
Valle S.A.

PBBPolisur S.A.             Common       $         1     12,838,664             30                234


Terminales Maritimas        Common       $        10        476,034             44(1)               7
Patagonicas S.A.

Oiltanking Ebytem S.A.      Common       $        10        351,167              9(1)               9


Gasoducto del Pacifico      Preferred    $         1     12,298,800             28                 26
(Argentina) S.A.

Central Dock                Common       $      0.01     86,799,282             16(3)              29
Sud S.A.

Gas Argentino S.A.          Common       $         1    104,438,182             22(3)             336


Inversora Dock Sud S.A.     Common       $         1     40,291,975            138                189


Pluspetrol Energy S.A.      Common       $         1     30,006,540            153                120


Oleoducto Trasandino        Preferred    $         1      8,099,280             22                  4
(Argentina) S.A.

Andina Corporation             --                 --             --             --                 --

Empresas Lipigas S.A.          --                 --             --             --                 --

Others (7)                     --                 --             --             --(2)              --(2)

Other companies:

Petroleos Transandinos      Common       --      --(4)        1,179              1                 --(2)
YPF S.A.

Mercobank S.A.              Common       $         1      1,800,264             13                 13

                                                                        ----------        -----------
                                                                             1,220              1,809
                                                                        ==========        ===========




                                                                 2002                                         2001        2000
-----------------------------------------------------------------------------------------------------------  -------    --------
                                        Information on the Issuer
                       ----------------------------------------------------------------
  Description of the Securities                        Last Financial Statements Issued        Holding
-----------------------------------                    --------------------------------          in
                                 Registered                      Capital  Income               Capital        Book          Book
    Main Business                 Address                Date     Stock   (loss)    Equity      Stock         Value         Value
    -------------                 -------                ----     -----   ------    ------      -----         -----         -----
Separation,fractionation         Av. Roque             09/30/02    203    (158)       311       38.00%          175          168
and transportation               Saenz Pena
of natural gas liquids           777, P.
                                 Buenos Aires,
                                 Argentina

Petrochemicals                   Sarmiento 1230,       09/30/02     81     (47)        204      50.00%         120           129
                                 P. 6(degree),
                                 Buenos Aires,
                                 Argentina

Production and                   Alicia Moreau         09/30/02       2   (432)        286      50.00%         354           347
marketing of                     de Justo 140,
fertilizers                      P. 1(degree),
                                 Buenos Aires,
                                 Argentina

Refining                         Maipu 1, P.           06/30/02     92     (28)        222      50.00%         140            85
                                 2(degree),
                                 Buenos Aires,
                                 Argentina

         --                            --                 --        --      --          --         --        1,142            --

Supply, storage, marketing       Watermill                --        --      --          --      51.00%(6)       52            41
and                              Center 800
distribution of                  South Street, Waltham,
hydrocarbons                     Massachusetts, USA
and their
derivatives

Oil transportation               Florida 1, P.         09/30/02    110      36         384      37.00%          94            61
by pipeline                      10(degree), Buenos
                                 Aires, Argentina

Petrochemicals                   Av. Eduardo           09/30/02     46    (236)        111      28.00%         105           164
                                 Madero 900, P
                                 7(degree), Buenos
                                 Aires, Argentina

Oil storage and shipment         Av. Leandro N.        09/30/02     14      46         139      33.15%          24            22
                                 Alem 1180,
                                 P.11(degree),
                                 Buenos Aires,
                                 Argentina

Hydrocarbon transportation       Alicia Moreau         09/30/02     12       8          51      30.00%           4             7
and storage                      de Justo 872,
                                 P. 4(degree),
                                 Of. 7 ,
                                 Buenos Aires,
                                 Argentina

Gas transportation               San Martin            09/30/02    124      (3)        281      10.00%(8)        28           26
by pipeline                      323, P. 19(degree),
                                 Buenos Aires,
                                 Argentina

Electric power generation        Reconquista           09/30/02      9    (283)        226       9.98%(5)        7            --
and bulk marketing               360, P. 6(degree),
                                 Buenos Aires,
                                 Argentina

Investment in                    Gregorio Araoz        09/30/02    230    (489)        248      45.33%         334            --
MetroGas S.A                     de Lamadrid
                                 1360, Buenos
                                 Aires, Argentina

Investment and finance           Reconquista           09/30/02     94    (213)        246      42.86%         238            --
                                 360, P. 6(degree),
                                 Buenos Aires,
                                 Argentina

Exploration and exploitation     Lima 339,             09/30/02     67    (194)        346      45.00%         240            --
of hydrocarbons and electric     Buenos Aires,
power generation, production     Argentina
and marketing

Oil transportation               Esmeralda 255,        09/30/02     45      54         142      18.00%(8)       26            --
by pipeline                      P. 5(degree),
                                 Buenos Aires,
                                 Argentina


         --                                --              --        --     --        --         --           --            240


         --                                --              --        --     --        --         --           83             87


         --                                --              --        --     --        --         --           57            131


Exploration and                 Gertrudis             12/31/01    167      18         204       1.05%         --             --
production of                   Echenique 30,
hydrocarbons;                   P. 12(degree),
refining and                    Comuna Las Condes,
marketing of                    Santiago de
its derivatives                 Chile, Chile

Investment and                  Bartolome             06/30/00     46     (15)         14        3.91%        13             13
finance                         Mitre 343,
                                Buenos Aires,
                                Argentina
                                                                                                          ------        -------
                                                                                                           3,236          1,521
                                                                                                          ======        =======


For supplemental information on main changes on companies comprising the YPF Group, see Note 12.

(1) Holding in shareholders' equity, net of intercompany profits.

(2) No value is disclosed, due to book value is less than $ 1 million.

(3) Holding in shareholders' equity plus adjustments to conform to YPF S.A. accounting methods.

(4) These shares have no face value.

(5) Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.

(6) Holding in capital stock through YPF Holdings Inc.

(7) Includes Komi Nenets Energy Company Ltd., Montello Group LLC, Chelsea Sandwich LLC, Gasoducto del Pacifico (Chile) S.A., Gasoducto del Pacifico (Cayman) Ltd., Gasoducto Oriental S.A., A&C Pipeline Holding Company, Oleoducto Trasandino (Chile) S.A., Bitech Petroleum Corporation, Refinaria de Petroleos de Manguinhos and Transportadora Sulbrasileira de Gas S.A.

(8) Interest in preferred stock.

(9) Holding in shareholders' equity according to the last available financial statements, plus the results of significant and subsequent operations considering management information.

d. Allowances and reserves

                                                                                          2002
                                                              ----------------------------------------------------------
                                                               Amount at                                    Amount at
                                                               Beginning                                       End
                          Account                               of Year       Increase       Decrease        of Year
------------------------------------------------------------- ------------- -------------  -------------   -------------
Related to current assets:

  For doubtful trade receivables                                     1,034            23            623             434
  For other doubtful accounts                                          227             -            123             104
                                                              ------------- -------------  -------------   -------------
                                                                     1,261            23            746             538
                                                              ------------- -------------  -------------   -------------

Related to noncurrent assets:

  For valuation of other receivables to their estimated
    realizable value                                                    79            61             44              96
  For reduction in value of holdings in long-term investments          308            14            133             189
  For unproductive exploratory drilling                                  4            72             32              44
  For obsolescence of materials                                         26             -              -              26
  For fixed assets to be disposed of                                    57             -              -              57
                                                              ------------- -------------  -------------   -------------
                                                                       474           147            209             412
                                                              ------------- -------------  -------------   -------------
      Total deducted from assets during 2002                         1,735           170            955 (4)         950
                                                              ============= =============  =============   =============
      Total deducted from assets during 2001                         1,819         1,272 (1)      1,356
                                                              ============= =============  =============
      Total deducted from assets during 2000                         1,161           889            231
                                                              ============= =============  =============

Reserves for losses - current:

  For miscellaneous contingencies                                      292            94            245             141
                                                              ------------- -------------  -------------   -------------
                                                                       292            94            245             141
                                                              ------------- -------------  -------------   -------------

Reserves for losses - noncurrent:

  For pending lawsuits and environmental remediation                   388           288            195             481 (3)
  For miscellaneous contingencies                                        7            54              4              57
                                                              ------------- -------------  -------------   -------------
                                                                       395           342            199             538
                                                              ------------- -------------  -------------   -------------
      Total included in liabilities during 2002                        687           436            444 (4)         679
                                                              ============= =============  =============   =============
      Total included in liabilities during 2001                        707           177 (2)        197
                                                              ============= =============  =============
      Total included in liabilities during 2000                        473           347            113
                                                              ============= =============  =============

                                                                  2001          2000
                                                              ------------- -------------
                                                               Amount at     Amount at
                                                                  End           End
                          Account                               of Year       of Year
------------------------------------------------------------- ------------- -------------
Related to current assets:

  For doubtful trade receivables                                     1,034           583
  For other doubtful accounts                                          227           260
                                                              ------------- -------------
                                                                     1,261           843
                                                              ------------- -------------

Related to noncurrent assets:

  For valuation of other receivables to their estimated
    realizable value                                                    79            11
  For reduction in value of holdings in long-term investments          308            13
  For unproductive exploratory drilling                                  4            46
  For obsolescence of materials                                         26            28
  For fixed assets to be disposed of                                    57           878
                                                              ------------- -------------
                                                                       474           976
                                                              ------------- -------------
      Total deducted from assets during 2002

      Total deducted from assets during 2001                         1,735
                                                              =============
      Total deducted from assets during 2000                                       1,819
                                                                            =============

Reserves for losses - current:

  For miscellaneous contingencies                                      292           308
                                                              ------------- -------------
                                                                       292           308
                                                              ------------- -------------

Reserves for losses - noncurrent:

  For pending lawsuits and environmental remediation                   388           391
  For miscellaneous contingencies                                        7             8
                                                              ------------- -------------
                                                                       395           399
                                                              ------------- -------------
      Total included in liabilities during 2002

      Total included in liabilities during 2001                        687
                                                              =============
      Total included in liabilities during 2000                                      707
                                                                            =============

(1) Includes 4 corresponding to Astra and Repsol Argentina S.A. allowances, recorded at the moment of their merger into YPF (Note 12).
(2) Includes 35 corresponding to Astra and Repsol Argentina S.A. reserves for losses, recorded at the moment of their merger into YPF (Note 12).
(3) Includes 230 for YPF's lawsuits, 247 for YPF Holdings' environmental contingencies and 4 for A-Evangelista S.A.'s legal contingencies.
(4) Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of year and of the operations of the year for monetary allowances and reserves.

e. Cost of sales




                                                                2002                  2001                 2000
                                                             ------------         -------------        -------------

Inventories at beginning of year                                     598                   724                  607
Purchases for the year                                             4,174                 3,524                4,475
Production costs (Note 18.g)                                       6,843                 7,059                6,435
Holding gains (losses) on inventories (Note 3.i)                      68                   (87)                  85
Inventories at end of year (Note 3.d)                               (626)                 (598)                (724)

                                                             ------------         -------------        -------------
Cost of sales                                                     11,057                10,622               10,878
                                                             ============         =============        =============

f. Foreign currency assets and liabilities

                                                               Foreign Currency
                                                           and Amount (in millions)
                                         ---------------------------------------------------------------
           Account                              2000                  2001               2002
---------------------------------------- --------------------  ------------------  ---------------------
CURRENT ASSETS
Cash                                       US$            12    US$             6     US$           23
                                           $CH           801    $CH         2,806      -             -
                                          Reals           11     -              -      -             -
Investments                                US$           371    US$            52     US$           37
                                           $CH         2,912    $CH         4,769      -             -
Trade receivables
    Accounts receivable                    US$           500    US$           323     US$          388
                                           $CH         6,356    $CH         9,660      -             -
                                          Reals           23     -              -      -             -
                                         (euro)            2     -              -  (euro)            5

    Notes receivable                       $CH         6,914    $CH         9,088      -             -
Other receivables                          US$           140    US$           561     US$        1,428
                                           $CH        11,941    $CH         5,520      -             -
                                          Reals           16     -              -      -             -

          Total current assets


NONCURRENT ASSETS
Investments                                US$            11    US$             8     US$            5
Other receivables                          US$            66    US$            31     US$          162
                                           $CH         5,841    $CH         7,401      -             -
                                          Reals            8     -              -      -             -

          Total noncurrent assets

          Total assets


CURRENT LIABILITIES
Accounts payable                           US$           271    US$           134     US$          171
                                           $CH        15,593    $CH        18,566      -             -
                                          Reals           12     -              -      -             -
Loans
    Maxus Credit Facilities,
       other bank loans, other
       creditors and export
       prefinancing                        US$            74    US$           338     US$           53
                                           Yen         3,935    Yen         3,848      -             -
    Related parties                        US$           148    US$           588     US$          111
    Negotiable Obligations                 US$           190    US$            91     US$          289
                                         Itl. Lira   300,947     -              -      -             -
Salaries and Social Security               US$            12    US$             7     US$            7
                                            -              -    $CH           427      -             -
Taxes payable                              US$            51    US$            27     US$           16
                                           $CH         1,804    $CH         4,280      -             -
    Other liabilities                       -              -    US$             3     US$            -
Advances from crude
    oil purchasers                         US$            89    US$           151     US$          118

          Total current liabilities


NONCURRENT LIABILITIES
Accounts payable                           US$           286    US$            21     US$           19
                                           $CH           409    $CH            86      -             -
Loans
    Maxus Credit Facilities,
      other bank loans, other
      creditors and export
      prefinancing                         US$             6    US$           155     US$          101
                                           Yen         5,574    Yen         1,896      -             -
    Negotiable Obligations                 US$         1,266    US$           981     US$          708
                                            -              -    -               -      -
Salaries and Social Security               US$            54    US$            50     US$           40
Taxes payable                              $CH           658     -              -      -             -
Advances from crude
    oil purchasers                          US$           276    US$           509    US$          391

          Total noncurrent
             liabilities

          Total liabilities


                                            Exchange Rate       Book Value
                                            in Pesos as of        as of
           Account                             12-31-02          12-31-02
----------------------------------------    ----------------  ---------------
CURRENT ASSETS
Cash                                           3.27    (1)                75
                                                -                          -
                                                -                          -
Investments                                    3.27    (1)               121
                                                -                          -
Trade receivables
    Accounts receivable                        3.27    (1)             1,269
                                                -                          -
                                                -                          -
                                               3.43    (1)                17
                                                                           -
    Notes receivable                            -                          -
Other receivables                              3.27    (1)             4,670
                                                -                          -
                                                -                          -
                                                              ---------------
          Total current assets                                         6,152
                                                              ---------------

NONCURRENT ASSETS
Investments                                    3.27    (1)                16
Other receivables                              3.27    (1)               530
                                                -                          -
                                                -                          -
                                                              ---------------
          Total noncurrent assets                                        546
                                                              ---------------
          Total assets                                                 6,698
                                                              ===============

CURRENT LIABILITIES
Accounts payable                               3.37    (2)               576
                                                -                          -
                                                -                          -
Loans
    Maxus Credit Facilities,
       other bank loans, other
       creditors and export
       prefinancing                            3.37    (2)               179
                                                -                          -
    Related parties                            3.37    (2)               375
    Negotiable Obligations                     3.37    (2)               975
                                                -                          -
Salaries and Social Security                   3.37    (2)                24
                                                -                          -
Taxes payable                                  3.37    (2)                54
                                                -                          -
    Other liabilities                           -                          -
Advances from crude
    oil purchasers                             3.37    (2)               398
                                                              ---------------
          Total current liabilities                                    2,581
                                                              ---------------

NONCURRENT LIABILITIES
Accounts payable                               3.37    (2)                64
                                                -      (2)                 -
Loans
    Maxus Credit Facilities,
      other bank loans, other
      creditors and export
      prefinancing                             3.37    (2)               342
                                                -                          -
    Negotiable Obligations                     3.37    (2)             2,386
                                                                           -
Salaries and Social Security                   3.37    (2)               134
Taxes payable                                   -                          -
Advances from crude
    oil purchasers                             3.37    (2)             1,317
                                                              ---------------
          Total noncurrent
             liabilities                                               4,243
                                                              ---------------
          Total liabilities                                            6,824
                                                              ===============

(1) Buying exchange rate.
(2) Selling exchange rate.

g.       Expenses incurred

                                                                               2002
                                              ---------------------------------------------------------------------
                                               Production   Administrative  Selling     Exploration
                                                 Costs        Expenses      Expenses      Expenses       Total
                                              ------------- ------------- ------------- ------------- -------------
Salaries and social security taxes                     332            91           101            25           549
Fees and compensation for services                      33           100            30            11           174
Other personnel expenses                                71            29            21            18           139
Taxes, charges and contributions                        90            10            39             -           139
Royalties and easements                              1,591             -             -             -         1,591
Insurance                                               51             3             9             -            63
Rental of real estate and equipment                    110             6            50             6           172
Survey expenses                                          -             -             -            55            55
Depreciation of fixed assets                         1,982            36           146             -         2,164 (1)
Industrial inputs, consumable materials                515            13            25             2           555
  and supplies
Construction and other service contracts               475            28            45             7           555
Preservation, repair and maintenance                   581            26            32             3           642
Contracts for the exploitation of                      151             -             -             -           151
  productive areas
Unproductive exploratory drillings                       -             -             -            98            98
Transportation, products and charges                   463             -           420             -           883
Allowance for doubtful trade receivables                 -             -            39             -            39 (2)
Publicity and advertising expenses                       -            24            36             -            60
Fuel, gas, energy and miscellaneous                    398            66            57            15           536
                                              ------------- ------------- ------------- ------------- -------------
          Total 2002                                 6,843           432         1,050           240         8,565
                                              ============= ============= ============= ============= =============
          Total 2001                                 7,059           476         1,682           220
                                              ============= ============= ============= =============
          Total 2000                                 6,435           397         1,259           314
                                              ============= ============= ============= =============

                                                   2001            2000
                                              -------------   -------------

                                                 Total           Total
                                              -------------   -------------
Salaries and social security taxes                     927             860
Fees and compensation for services                     262             223
Other personnel expenses                               192             153
Taxes, charges and contributions                       203             107
Royalties and easements                              1,080           1,183
Insurance                                               35              35
Rental of real estate and equipment                    235             231
Survey expenses                                         17              37
Depreciation of fixed assets                         2,296 (1)       2,049 (1)
Industrial inputs, consumable materials                476             465
  and supplies
Construction and other service contracts               576             591
Preservation, repair and maintenance                   873             676
Contracts for the exploitation of                      109             131
  productive areas
Unproductive exploratory drillings                     107             159
Transportation, products and charges                   766             674
Allowance for doubtful trade receivables               493             185
Publicity and advertising expenses                     142             135
Fuel, gas, energy and miscellaneous                    648             511
                                              -------------   -------------
          Total 2002

          Total 2001                                 9,437
                                              =============
          Total 2000                                                 8,405
                                                              =============

(1) Includes 116 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega, Andina and Global for the year ended December 31, 2002, 105 corresponding to the proportional consolidation of the income statements of Petroken, Refinor, Profertil S.A., Mega, Andina and Global for the year ended December 31, 2001, and 15 corresponding to the proportional consolidation of the income statements of Petroken, Manghinhos and Global for the year ended December 31, 2000, respectively.

(2) Includes 16 corresponding to proportional consolidation of the income statements of Petroken, Refinor and Profertil for the year ended December 31, 2002.

                                  Exhibit Index

 Exhibit
   No.
 -------      -------------------------------------------------------------

   1.1        Bylaws (Estatutos) of YPF, S.A. as amended (Spanish Version)+
   1.2        Bylaws (Estatutos) of YPF, S.A. as amended (English Version)+
   8.1        List of significant subsidiaries.

---------------------------------------------------------------------------
+ Previously filed as an exhibit to YPF's 1999 annual report on Form 20-F filed on June 2, 2000.