Form 20-F
period 2003-12-31
YPF SOCIEDAD ANONIMA
filed 2004-07-01
CIK 904851

Use these links to rapidly review the document
TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

Commission file number: 1-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Avenida Pte. R. Sáenz Peña 777
C. 1035 AAC Buenos Aires, Argentina
(011-5411) 4329-2000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class D Share, par value 10 pesos per share	New York Stock Exchange
Class D Shares	New York Stock Exchange*
7 3/4% Notes due 2007	New York Stock Exchange

*
Listed not for trading but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        The number of issued shares of each class of stock of YPF Sociedad Anónima as of December 31, 2003 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	1,475,704
Class D Shares	391,825,701

393,312,793

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

TABLE OF CONTENTS

Conversion Table
References
Presentation of Certain Information
Forward Looking Statements
Certain Oil and Gas Terms
PART I
ITEM 1. Identity of Directors, Senior Managers and Advisers
ITEM 2. Offer Statistics and Expected Timetable
ITEM 3. Key Information
Selected Financial Data
Risk Factors
ITEM 4. Information on the Company
History and Development of YPF
Deregulation, Privatization and Recent Developments
Business Overview
Exploration and Production
Exploration and Development Activities
Exploration and Development Properties and Production
Natural Gas and Electricity Markets and Distribution
Electricity Market
Refining and Marketing
Chile
International Trade
International Distribution
Chemicals
Environmental Matters
Seasonality of YPF's Main Business
Property, Plant and Equipment
Regulatory Framework and Relationship with Argentine Government
ITEM 5. Operating and Financial Review and Prospects
Summarized Income Statement
YPF's Characteristics
Critical Accounting Policies
Consolidated Oil and Gas Reserves and Production
Overview of Consolidated Results of Operations
Results of Operations
Results of Operations by Business Segment
Liquidity and Capital Resources
Research and Development
ITEM 6. Directors, Senior Management and Employees
The Audit Committee ("Comité de Auditoría")
Disclosure Committee
Compliance with NYSE Listing Standards on Corporate Governance
Compensation of Directors and Officers
Employee Matters
ITEM 7. Major Shareholders and Related Party Transactions

i

ITEM 8. Financial Information
Financial Statements
Legal Proceedings
Dividends Policy
ITEM 9. The Offer and Listing
New York Stock Exchange
Buenos Aires Stock Market
SEAQ International
ITEM 10. Additional Information
Memorandum and Articles of Association
Directors
Foreign Investment Legislation
Dividends
Preemptive Rights
Voting of the Underlying Class D Shares
Certain Provisions Relating to Acquisitions of Shares
Reporting Requirements
Restrictions on Control Acquisitions
Restrictions on Related Party Transactions
Taxation
Argentine Taxes
U.S. Federal Income Tax Considerations
Available Information
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk
Quantitative Disclosure
Qualitative Disclosure
ITEM 12. Description of Securities Other than Equity Securities
PART II
ITEM 13. Defaults, Dividend Arrearages and Delinquencies
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
ITEM 15. Controls and Procedures
ITEM 16.
16A. Audit Committee Financial Expert
16B. Code of Ethics
16C. Principal Accountant Fees and Services
PART III
ITEM 17. Financial Statements
ITEM 18. Financial Statements
ITEM 19. Exhibits
SIGNATURES

ii

CONVERSION TABLE

1 acre	=	0.405 hectares
1 barrel	=	42 U.S. gallons
1 barrel of oil equivalent	=	1 barrel of crude oil	=	5,615 cubic feet of gas
1 barrel of crude oil per day	=	approximately 50 tonnes of crude oil per year
1 cubic meter	=	35.314 cubic feet
1 cubic meter	=	6.2891 barrels
1 kilometer	=	approximately 0.62 miles
1 short ton	=	0.907 tonnes	=	2,000 pounds
1 long ton	=	1.016 tonnes	=	2,240 pounds
1 tonne	=	1 metric tonne	=	1,000 kilograms = approximately 2,205 pounds
1 tonne of crude oil	=	1 metric tonne of crude	=	approximately 7.3 barrels of Crude oil (assuming a specific gravity of 347 Atmospheric Pressure Index ("API"))

References

        YPF Sociedad Anónima is a stock corporation (Sociedad Anónima) organized under the laws of the Republic of Argentina. As used in this annual report, "YPF", "we," "our" and "us" refer to YPF Sociedad Anónima and its subsidiaries or, if the context requires, its predecessor companies. "Repsol" and "Repsol YPF" refer to Repsol YPF, S.A. and its consolidated companies, unless otherwise specified. YPF maintains its financial books and records and publishes its financial statements in Argentine pesos. In this annual report, references to "pesos" or "Ps." are to Argentine pesos, and references to "dollars", "U.S. dollars" or "US$" are to United States dollars.

Presentation of Certain Information

        On January 6, 2002, the Argentine congress passed Law No. 25,561 on "Public Emergency Reform of the Foreign Exchange System" (the "Public Emergency Law"). Among other measures, this law abrogated the one-to-one dollar-peso peg. Since that date, the peso floats freely against the dollar in the Argentine foreign exchange market. As of December 31, 2002, the exchange markets were consolidated into a free market for negotiating foreign trade transactions.

        In this annual report, references to "Consolidated Financial Statements" are to YPF's audited consolidated balance sheets as of December 31, 2003, 2002 and 2001, and YPF's audited consolidated statements of income for the three years ended December 31, 2003, 2002 and 2001.

        Unless otherwise indicated, the information contained in this annual report reflects:

  •
  for the subsidiaries that were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests, and

  •
  for those subsidiaries whose results were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated. For information regarding consolidation, see Note 1(a) to the Consolidated Financial Statements.

        The Consolidated Financial Statements and other amounts derived from such Consolidated Financial Statements, included elsewhere throughout this annual report reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant pesos. All the amounts were restated to constant pesos as of February 28, 2003. See Note 1(a) to the Consolidated Financial Statements.

Forward Looking Statements

        This annual report contains statements that YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements appear throughout this annual report and may include statements regarding the intent, belief or current expectations of YPF and its management, including with respect to trends affecting YPF's financial condition, results of operations, business, strategy, production volume and reserves, as well as YPF's plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF's control or may be difficult to predict. Accordingly, YPF's future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in "—Risk Factors" above and "Item 5: Operating and Financial Review and Prospects". YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

ITEM 2. Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3. Key Information

Selected Financial Data

        The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the Accompanying Notes and Exhibits included in this annual report.

        The consolidated income statement data for each of the years in the three-year period ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003, 2002 and 2001 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the accompanying Notes and Exhibits included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 and 1999 set forth below have been derived from YPF's audited consolidated financial statements, which are not included in this annual report, and do not include the retroactive effect of the application from January 1, 2003 of new generally accepted accounting standards in Argentina (see Note 1(b) to the Consolidated Financial Statements).

        YPF's Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Argentina (Argentine GAAP), which differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Note 13 to the Consolidated Financial Statements describes the principal differences between Argentine GAAP and U.S. GAAP, as they relate to YPF. Note 14 provides the effects of the significant differences on net income and shareholders' equity and a reconciliation of such differences, and Note 15 provides certain additional disclosures required under U.S. GAAP.

	Year Ended December 31,
	2003	2002	2001	2000(1)	1999(1)
	(in millions of pesos, except for per share and per ADS data)(2)
Consolidated Income Statement Data:
Amounts in accordance with Argentine GAAP
Net sales(3)(4)	21,172	19,745	17,942	19,037	14,504
Gross profit	9,849	8,517	7,201	8,078	5,254
Administrative expenses	(404)	(435)	(480)	(400)	(352)
Selling expenses	(1,184)	(1,115)	(1,721)	(1,268)	(1,142)
Exploration expenses	(277)	(242)	(224)	(316)	(385)
Operating income	7,984	6,725	4,776	6,094	3,375
Income (Loss) on long-term investments	150	(450)	(227)	37	44
Other income (expenses), net	(156)	(277)	(206)	(616)	(225)
Interest expense	(254)	(682)	(647)	(563)	(723)
Other financial income (expenses) and holding gains (losses), net	201	(2,312)	(35)	218	93
Income (Loss) from sale of long-term investments	—	690	(274)	(429)	(638)
Income before income tax, minority interest and preferred stock dividends	7,921	3,676	3,345	4,741	1,926
Income tax	(3,293)	(60)	(1,424)	(2,014)	(840)
Minority interest	—	—	(2)	(26)	(28)
Dividends on Maxus preferred stock	—	—	—	—	(9)
Net income	4,628	3,616	1,919	2,701	1,049
Earnings per share and per ADS(5)	11.77	9.19	4.88	7.65	2.97
Dividends per share and per ADS(5) (in nominal pesos)	7.6	4	4.22	0.88	0.88
Dividends per share and per ADS(5) (in U.S. dollars)	2.62	1.12	4.22	0.88	0.88
Approximate amounts in accordance with U.S. GAAP
Operating income	7,569	5,183	1,676	2,280	1,426
Net income	4,435	3,498	1,252	1,398	701
Earnings per share and per ADS(5)	11.28	8.89	3.18	3.96	1.99
Consolidated Balance Sheet Data:
Amounts in accordance with Argentine GAAP
Cash	365	321	132	114	178
Working capital	3,917	3,961	(865)	(781)	(723)
Total assets	33,317	32,131	30,856	29,108	28,397
Total debt(6)	3,145	5,744	6,139	4,208	7,492
Shareholders' equity(7)	22,534	20,896	18,861	18,229	16,212
Approximate amounts in accordance with U.S. GAAP
Total assets	34,125	36,280	20,581	13,493	13,267
Shareholders' equity	24,334	26,303	13,259	8,292	7,222
Other Consolidated Financial Data:
Amounts in accordance with Argentine GAAP
Fixed assets depreciation and amortization	2,311	2,165	2,295	2,049	2,185
Cash used in fixed asset acquisitions	2,419	2,905	2,915	2,578	2,117

(1)
The consolidated income data for each of years in the two-year period ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 and 1999 set forth above does not include the retroactive effect of the application from January 1, 2003 of new generally accepted accounting standards in Argentina (see Note 1(b) to the Consolidated Financial Statements).

(2)
Amounts restated to constant Argentine pesos as of February 28, 2003 to reflect the effect of changes in the purchasing power of money as of such date. See Note 1(a) to the Consolidated Financial Statements.

(3)
Includes approximately Ps. 4,401 million for the year ended December 31, 2003, Ps. 3,695 million for the year ended December 31, 2002, Ps. 2,939 million for the year ended December 31, 2001, Ps. 2,829 million for the year ended December 31, 2000 and Ps. 1,798 million for the year ended December 31, 1999 corresponding to the proportional consolidation of the net sales of investees in which YPF holds joint control with other third parties, see Note 13 to the Consolidated Financial Statements.

(4)
Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties for hydrocarbon exports in 2002 and 2003. Royalties with respect to YPF's production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (i) to the Consolidated Financial Statements.

(5)
Information for the fiscal years 1999 and 2000 has been calculated based on outstanding capital stock of 353,000,000 shares. Information for 2001 to 2003 has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(6)
Total debt under Argentine GAAP includes long-term debt of Ps.2,096 million as of December 31,2003, Ps.3,773 million as of December 31, 2002, Ps.3,288 million as of December 31,2001, Ps 2,908 million as December 31, 2000 and Ps. 4,495 million as of December 31, 1999.

(7)
YPF's subscribed capital as of December 31, 2003, is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF, YPF increased its subscribed capital stock by 40,312,793 shares, each with a par value of Argentine pesos 10 and one vote per share.

  Exchange Rates

        Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. Since December 1989, Argentina has had a freely floating exchange rate for all foreign currency transactions. As a result of inflationary pressures, the Argentine currency has been devalued repeatedly during the last 30 years. From April 1, 1991, when Law No. 23,928 and Decree No. 529/91 (referred to as the Convertibility Law) became effective, until December 23, 2001, when the foreign exchange market in Argentina was closed for eighteen days, the peso was freely convertible into dollars. Pursuant to the Convertibility Law, the Central Bank was required to:

  •
  maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency; and

  •
  sell dollars to any person who so requires at a rate of one peso per one U.S. dollar.

        On January 6, 2002, the Argentine congress passed Law No. 25,561 on "Public Emergency Reform of the Foreign Exchange System" (the "Public Emergency Law"). Among other measures, this law abrogated the one-to-one dollar-peso peg. On that date, the Argentine foreign exchange market reopened and the peso started to float freely against the dollar.

        The exchange rate for December 31, 2003 closed at Ps.2.93 for each US$1, selling rate. The exchange rate for June 28, 2004 the latest practicable date before the filing of this annual report is Ps.2.9650 for US$1.00. See "Item 5: Operating and Financial Review and Prospects—Overview."

        The following table sets forth, for the periods indicated, the high, low, average and period-end rate for the purchase of U.S. dollars, expressed in nominal pesos per dollar.

Year Ended December 31,	High	Low	Avg.(1)	Period End
1999	1.0000	1.0000	1.0000	1.0000
2000	1.0000	1.0000	1.0000	1.0000
2001	1.0000	1.0000	1.0000	1.0000
2002	3.9000	1.4000	3.2442	3.3700
2003	3.3500	2.7600	2.9492	2.9300
Month	High	Low	Average	Period End
November 2003	2.9900	2.8470	2.8863	2.9900
December 2003	2.9800	2.9300	2.9574	2.9300
January 2004	2.9520	2.8450	2.8943	2.9280
February 2004	2.9550	2.9170	2.9316	2.9230
March 2004	2.9320	2.8600	2.8959	2.8600
April 2004	2.8670	2.8030	2.8345	2.8400
May 2004	2.9700	2.8500	2.9209	2.9600
June 2004(2)	2.9710	2.9410	2.9597	2.9650

(1)
Calculated using the average of the exchange rates on the last day of each month during each year.

(2)
Through June 28, 2004.

Source: Banco Nación.

        No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

  Dividends

        The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by YPF, expressed in nominal pesos.

	Pesos Per Share/ADS
Year Ended December 31,
	1Q	2Q	3Q	4Q	Total
1999	0.22	0.22	0.22	0.22	0.88
2000	0.22	0.22	0.22	0.22	0.88
2001	0.22	2.00	—	2.00	4.22
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	—	9.00

        The Annual Ordinary and Extraordinary Shareholders' Meeting held on April 10, 2002, approved an annual dividend of Ps.2.00 per share, proposed by the Board of Directors on November 29, 2001. This dividend was paid on December 5, 2001. At the same meeting the shareholders approved a reserve of Ps.1,707 million for future dividends. Under Argentine law, the Board of Directors has the right to declare annual dividends subject to further approval of shareholders at the next shareholders' meeting. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the Company's economic and financial circumstances.

        On November 7, 2002, the Board of Directors approved a dividend of Ps.1,581 million, to be paid out of the reserve for future dividends approved by the Shareholders' Meeting of April 10, 2002. The payment of such dividend was mostly offset against receivables held by Repsol YPF, our majority shareholder, in the amount of Ps.1,543 million. Minority shareholders were paid in cash from freely available funds.

        The Shareholders' Meeting held on April 9, 2003, approved an annual dividend of Ps.5.00 per share, which was paid on April 22, 2003. In addition, the Shareholders' Meeting also approved a reserve for future dividends of Ps.1,023 million.

        On July 2, 2003, the Board of Directors approved a dividend of Ps.2.60 per share, to be paid out of the reserve for future dividends approved by the Shareholders' Meeting of April 9, 2003 and ratified by the Shareholders' meeting of April 21,2004. The dividends were paid on July 15, 2003.

        The Shareholders' Meeting held on April 21, 2004, approved the payment of a dividend of 9 pesos per share or per American Depositary Receipt ("ADR"), which was paid on April 30, 2004. In addition, the Shareholders' Meeting also approved a reserve for future dividends of Ps.1,770 million and the remainder of the reserve for future dividens (Ps. 133 million) not distributed as of December 31, 2003 was carried forward as retained earnings. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under Argentine's and YPF's economic and financial circumstances.

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

        Since 1991, following the adoption of the Convertibility Law and for a period of seven years, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the last quarter of 1998, the Argentine economy was affected by an adverse change in international financial conditions, and started to show signs of stagnation, entering into a recession, causing Argentine's gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001.

        By the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the imposition of exchange controls, the suspension of payment of Argentina's public debt and the abrogation of the peso?s one-to-one peg to the dollar (and the consequent depreciation of the peso against the dollar) resulted in a deep negative shock to the Argentine economic system, resulting in contraction of the economic activity (GDP declined 10.9% in 2002), increasing inflation (41% in the year) and high volatility of the exchange rate. The political and economic instability curtailed commercial and financial activities in Argentina and affected the country's access to international financing.

        Throughout 2003, Argentina began to recover from the profound crisis that began at the end of 2001. The severe devaluation of the peso permitted the expansion of exporting activity and the decrease of imports, in an international market context of favorable pricing of raw materials. The manufacturing and construction industries have driven GDP growth of 8.7% in 2003. As a result of this recovery, inflation stabilized, at only 3.7% year-on-year in December 2003. In the currency markets, the peso appreciated relative to the U.S. dollar, in the context of the global downward trend of the U.S. dollar. Private economic forecasts for the year 2004 are optimistic. The growth outlook has improved, and in February 2004 the consensus is forecasting a 6% GDP growth for the year. The inflation rate is projected below 10%.

        The uncertainties surrounding the inauguration of the new government that assumed office in May of 2003, create political risks and uncertainties for YPF's operations in Argentina. General elections took place on April 27, 2003, but no candidate obtained the minimum number of votes necessary to win the election. A subsequent run-off between Carlos Menem, who obtained 24.3% of the votes, and Nestor Kirchner, who obtained 22% of the votes, was cancelled after Mr. Carlos Menem withdraw from the presidential race. Nestor Kirchner took office on May 25, 2003 and Roberto Lavagna, the former government's lead negotiator with the IMF, was ratified as Minister of Economy. Several provincial and legislative elections took place along the second half of 2003. At the end of 2003, Kirchner's political party, the Justicialismo, maintained a majority in both houses of Congress, and held the majority of the provincial governships.

        On January 24, 2003, the International Monetary Fund (IMF) granted Argentina a US$6.8 billion loan through a transitional agreement. In September 2003 this agreement was replaced by a three-year

Stand-By Credit Arrangement for US$13.2 billion The loan agreement allows the IMF to perform periodic reviews to assess the level of compliance with the conditions and covenants contained in the Stand-by Credit Arrangement. The IMF has completed and approved two separate reviews, one in January 2004 and the other one in March 2004.

        However, no assurance can be given that Argentina will fulfil its commitments under the IMF program, or that the IMF will approve the following evaluations. The difficulties faced by the government to complete the restructuring of Argentina's public debt may negativelly affect the relationship between Argentina and the IMF. The failure by the government to successfully maintain good relations with the IMF may completely block Argentina's access to international financing, which may further complicate the economic recovery and affect the new government's ability to implement reforms required to restore economic growth and public confidence.

        YPF's business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and developments in Argentina. In particular, in the past years the energy sector and YPF have been affected by lower sale volumes, restrictions on transferring money out of Argentina, difficulties in transferring the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the creation of a tax specifically targeted at the export of hydrocarbons.

        Even if the growth trends and macroeconomic stability noted in 2003 continue, the energy sector and YPF will continue to face significant risks of an economic and political slowdown.

        The main economic risks we face because of our operations in Argentina are the following:

  •
  difficulties in passing through the movements in international prices of crude oil and exchange rates to domestic prices;

  •
  difficulties in increasing local prices of natural gas for our residential customers households (see "Item 4. Information on the Company—Natural Gas and Electricity Markets and Distribution—Natural Gas Markets and Distribution.");

  •
  higher taxes on exports of hydrocarbons;

  •
  quantitative restrictions on natural gas exports;

  •
  political pressure to carry out hydrocarbon import activities even if unprofitable or loss-making;

  •
  higher taxes on domestic sales of fuel; and

  •
  in the event that negotiations regarding Argentina's public debt do not progress positively, the possibility that a deterioration in Argentina's relations with multilateral credit institutions, such as the IMF, will impact negatively on the local capital controls, and a deterioration of the business climate.

        The difficult social situation and frequent street demonstrations, may affect our normal operations particularly at wells, refineries, distribution terminals, pipelines and at YPF's administrative headquarters.

        The new Argentine government still faces a wide array of formidable tasks, such as rebuilding Argentina's banking system, restructuring public debt, establishing a new regulatory framework for privatized utilities, restoring investor confidence and stimulating investment in Argentina, developing a sound medium-term budgetary policy and addressing the fundamental flaws in Argentina's long-term fiscal policies that caused the country's current economic crisis.

        There can be no assurances that Argentina's government will be able to accomplish these tasks and that the Argentine economy will show a steady recovery in the foreseeable future, that the measures announced so far will achieve their intended results, or that the political and socio-economic conditions currently prevailing in Argentina will enable the government to develop and implement other measures and policies necessary to achieve the goals of macroeconomic stabilization.

  Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange, Price and Export Controls in Argentina Could Adversely Affect Our Performance and Materially Affect Our Capacity to Service Our Financial Obligations.

        Exchange Rates.    The prices at which we sell crude oil and natural gas are generally set either in U.S. dollars or by reference to U.S. dollars, while costs are incurred in both pesos and dollars, in many cases by reference to international prices. Because our cash inflows and outflows are denominated in more than one currency, any devaluation of the peso against the dollar and other hard currencies, may have a material adverse effect on our business and results of operations. In January 2002, the Congress abandoned the fixed exchange rate mechanism of the Convertibility Law, allowing the peso to float freely against the U.S. dollar. Under this new mechanism, the Central Bank is no longer obligated to maintain foreign currency reserves to back up the amount of outstanding pesos, nor is it obligated to sell or buy U.S. dollars at a certain fixed exchange rate.

        Following a deep depreciation of the peso in the first half of 2002, the peso has steadily appreciated in recent months, mainly as a consequence of the current account surplus. Within the framework of the agreement with the International Monetary Fund, the Central Bank has been intervening to avoid further appreciation of the peso, by buying dollars in the exchange rate market.

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

        New Taxes.    As part of the Government's efforts to reduce fiscal deficit and find new sources of public revenues, new duties were imposed on exports. Since March 2002, oil and gas companies must pay a 20% tax on the proceeds from the export of crude oil, 5% tax on the proceeds from the export of oil products for a five-year period. Under the IMF agreement, the government committed to lower gradually export taxes beginning in January 2005. These duties on exports were increased on May 11, 2004, by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production, as follows: export of crude oil, 25%, exports of butane, methane and LPG, 20% and exports of gasoline and diesel at a rate of 5%. On May 26, 2004, a new duty of 20% on exports of natural gas and LNG was imposed by Decree No. 654/04.

        However, given the need to increase fiscal primary surplus and the difficulties of the government in generating additional revenues, there can be no assurances that the government will reduce or even increase or extend the duration of export taxes. In such an unstable environment, the financial results of YPF's operations in Argentina, as well as YPF's ability to meet its foreign currency obligations may be adversely affected by the changes in the Argentine tax regime.

        Exchange and Capital Controls.    From March 1991 to December 2001, the Argentine foreign exchange market was completely free of any restrictions on converting pesos into U.S. dollars. Capital controls were imposed in December 2001 and reinforced in January 2002 after the devaluation of the peso. Restrictions on transfers of funds abroad were eased in the beginning of 2003, but exporters still have to convert proceeds from their export operations into domestic currency. Pursuant to the Decree 1589/89 of the year 1989, and a new Decree (2703/2002) signed at the end of 2002, companies in the oil & gas sector believe they are partially exempted from this requirement being allowed to keep abroad up to 70% of their export proceeds. This regulation allows YPF to service its financial and other obligations denominated in U.S. dollars. In July 2002, Argentina's Attorney General issued an opinion which would have effectively required YPF to liquidate 100% of its export receivables in Argentina. On December 5, 2002, the Central Bank stated that it would follow the Attorney General's opinion. YPF filed a lawsuit before a federal court in Argentina requesting confirmation of YPF's right to freely dispose of up to 70% of its export receivables in accordance with the provisions of Decree 1589/89. YPF obtained an injunction that prohibited the Central Bank and the Ministry of the Economy from interfering with YPF's access to foreign exchange proceeds as stipulated by the original decree. The injunction was subsequently appealed by the Central Bank and the Ministry of the Economy. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No.2703 in 2002, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02. On February 6, 2004, the court of appeals dismissed YPF's motion for clarification, indicating that the Decree 2703/02 was sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF's access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy.

        Price Controls.    Since January 2002, YPF raised the retail prices of gasoline and diesel, to reflect the effect of currency devaluation and rising international prices for crude oil and derivative products. During the second half of 2002, oil companies in Argentina signed an agreement with the government to defer in time the effect of high crude oil prices on gasoline and diesel retail prices. This agreement was extended all over 2003 and through May 2004. We cannot guarantee that the government will not put in place implicit or explicit price controls in an attempt to reduce prices and curb inflation. If YPF's domestic sales are subjected to implicit or explicit price controls, YPF's business and results of operations may be adversely affected.

        Export restrictions.    YPF is subject to the risk of exports restrictions being imposed on it. Any export restrictions imposed on YPF may adversely affect its ability to service its foreign currency obligations. Law No. 17.319 established that the Federal Executive allows Hydrocarbons exports as long as they are not required for the domestic market and they are sold at reasonable prices. In May 2002, the Argentine government, through Decree No. 867/02, declared a temporary national emergency and authorized the Secretary of Energy to establish the volumes of crude oil and LPG that must be compulsory sold in the domestic market, hence restricting the volumes of crude oil and LPG that may be exported. In March 2004, the Secretary of Energy, through Resolution 265/04 established certain restrictions on export sales of surplus natural gas that may be needed for internal consumption. Pursuant to Resolution 265/04, the Sub-Secretary of Fuels issued Regulation 27/04 which, among other things, establishes that absent an express authorization by the Government, natural gas export authorizations may not be granted for volumes exceeding natural gas exports registered during 2003. See "Item 4. Information on the Company—Regulatory Framework and Relationship with Argentine Government."

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

  Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures

        Fluctuations in the market price of oil may affect the timing and the amount of our projected capital expenditures related to exploration and development activities, which, in turn, could have a material adverse effect on our ability to replace our reserves in the future. Oil prices in Argentina reflect world market prices. World oil prices have fluctuated widely over the last ten years and are determined by global supply and demand factors over which YPF has no control. In 2003, the average international crude oil price was US$ 31.07 per barrel, compared to US$26.07 per barrel in 2002. In addition, our prices for domestic oil market are approximately 20% lower than international oil markets.

        Natural gas market prices affect the timing and the amount of our projected capital expenditures related to gas exploration, development and distribution activities, which could have a material adverse effect on our ability to replace our gas reserves and develop our natural gas business. Current natural gas prices charged by us to natural gas distribution companies, which are set in pesos, are subject to indirect price controls. Therefore, further devaluation of the peso, not accompanied by a corresponding increase in natural gas prices, may result in our delaying capital expenditures related to the natural gas business.

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

  The Oil and Gas Industry is Subject to Particular Operational Risks

        Oil and gas exploration and production activities are subject to particular economic risks, some of which are beyond the control of YPF. They are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of YPF may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, YPF may suffer substantial losses and disruptions to its operations. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account. These activities are also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities.

        Our operations are subject to the industry-specific operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. The occurrence of these industry-specific operating risks could cause us substantial losses. Such losses may be due to any one of the following occurrences:

  •
  injury or loss of life;

  •
  severe damage to, or destruction of, property, natural resources and equipment;

  •
  pollution or other environmental damage, clean-up responsibilities, regulatory investigation; and

  •
  penalties and suspension of operations.

  YPF's Acquisition of Exploratory Acreage and Crude Oil and Natural Gas Reserves is Subject to Strong Competition

        Oil companies, including YPF, must maintain a certain level of undeveloped oil and natural gas reserves to keep their results from exploration and production activities relatively stable over time. Crude oil and natural gas production blocks are typically auctioned by governmental authorities. YPF faces intense competition in bidding for such production blocks, especially those blocks with the most attractive crude oil and natural gas reserves. Such competition may result in YPF's failure to obtain desirable production blocks or result in YPF's acquiring such blocks at a higher price.

  Governmental Regulations and Political Risks May Interrupt Our Production Activities

        Our foreign petroleum exploration, development and production activities are subject to a variety of regulatory and political risks including:

  •
  expropriation of property and cancellation or modification of contract rights;

  •
  political and economic uncertainties;

  •
  foreign exchange restrictions and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted; and

  •
  risks of loss in countries due to civil strife, acts of war, guerilla activities and insurrection.

  We May Incur Significant Costs and Liabilities Related to Environmental and Safety Matters, Including More Stringent Enforcement of Such Laws

        Our operations are subject to a wide range of environmental laws and regulations. These laws and regulations have had and will continue to have a substantial impact on YPF's operations. YPF's operations are subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on YPF's financial position and results of operations. In some jurisdictions, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. Argentina has adopted regulations that require our operations to meet environmental standards comparable in many respects to those in effect in the United States and in countries within the European Union. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for violations. We have conducted studies to determine what is likely to be required to achieve compliance with these standards and are in the process of implementing and planning various abatement and remediation projects. Future changes in laws or technology could cause an upward revision of capital expenditures and reserves for environmental remediation estimates. Changes in projected expenditures as a result of changes in the management's plans, in the Argentine or the United States laws and regulations, or in the laws and regulations of other countries in which we operate may affect our results of operations in any given year.

        In addition, federal, state and local laws and regulations relating to health and environmental quality in the United States, as well as environmental laws and regulations of other countries in which YPF Holdings Inc. ("YPF Holdings") operates, affect nearly all of the operations of this subsidiary. These laws and regulations set various standards of certain aspects of health and environmental quality, provide for penalties and other liabilities for violations of such standards, and establish remedial obligations in certain circumstances. Particularly strong measures and special provisions may be appropriate or required in environmentally sensitive foreign areas of operations. Many of YPF

Holdings' United States operations, conducted through Maxus, are subject to the requirements of the following U.S. environmental laws:

  •
  Safe Drinking Water Act;

  •
  Clean Water Act;

  •
  Clean Air Act;

  •
  Resource Conservation and Recovery Act;

  •
  Occupational Safety and Health Act;

  •
  Comprehensive Environmental Response, Compensation and Liability Act; and

  •
  various other federal and state laws.

        These laws address a variety of environmental issues, including the limits on the discharge of waste associated with oil and gas operations, investigation and clean-up of hazardous substances, workplace safety and health, natural resource damages claims, and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties for non-compliance.

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

        We may also have liabilities relating to our former operations. In particular, Maxus, an indirectly wholly-owned subsidiary of YPF Holdings, has indemnified Occidental Petroleum for certain environmental liabilities associated with the former operations of Diamond Shamrock Chemicals Company. Tierra Solution Inc., also an indirectly wholly-owned subsidiary of YPF Holdings, has assumed responsibility for most of these liabilities. Maxus and Tierra Solution Inc. have taken reserves of US$ 66.3 million relating to those liabilities based on current knowledge, including the information with respect to the number and type of claims made to date and the current state of technical and factual information about the environmental issues. It is possible that additional claims will be made, however, and additional information is likely to be developed over time about new or existing claims. As a result, Maxus and Tierra Solutions Inc. may have to incur costs that may be material, in addition to the reserves already taken.

ITEM 4. Information on the Company

History and Development of YPF

  Overview

        YPF Sociedad Anónima was created on June 2, 1977, under the laws of the Republic of Argentina as a governmental entity. On January 1, 1991, through Decree 2778/90, it became a stock corporation. YPF's term of duration expires on June 15, 2093. The address of YPF is Avenida Pte. R. Sáenz Peña 777, Buenos Aires CP.C. 1035 AAC., Argentina and its telephone number is (54-11) 4329-2000.

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

        As of December 31, 2003 Repsol YPF, which holds 99.04% of YPF's shares, controls YPF. Repsol YPF is a stock corporation (sociedad anónima) duly organized and existing under the laws of the Kingdom of Spain.

        Repsol YPF's principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas ("LPG") and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

        YPF has proved reserves, as estimated at January 1, 2004, of approximately 1,269 mmbbl of crude oil, condensate and natural gas liquids and 7,980 Bcf of natural gas. These reserves are located in Argentina (99,5% of total proved reserves in BOE), Indonesia and the United States. YPF had net sales of Ps. 21,172 in 2003, of which 83% represented sales within or from Argentina.

        In Argentina, YPF produced 157 million barrels of crude oil, condensate and natural gas liquids (430 mbpd) in 2003, representing approximately 58% of the total estimated crude oil production in Argentina. YPF's natural gas production in Argentina reached 643 Bcf in 2003, and natural gas sales accounted for approximately 49% of the total estimated domestic and export sales of Argentine natural gas. YPF's domestic refining operations are conducted at three refineries with combined annual refining capacity of approximately 116 million barrels, representing approximately 51% of the total refining capacity in Argentina. YPF's retail distribution network for automotive petroleum products is comprised of approximately 1,877 YPF-branded service stations, representing approximately 29% of all service stations in Argentina.

        YPF's international operations are conducted through its subsidiaries, YPF International and YPF Holdings. At December 31, 2003, YPF International had mineral rights in a production block with a net surface area of 245 km2. YPF Holdings conduct operations and activities related to exploration and production, downstream activities (through Global Companies LLC) and environmental remediation activities in United States.

        Below is an organizational chart of YPF's main subsidiaries as of the date of this annual report, including their country of incorporation, and YPF's ownership interest in those subsidiaries. See Note 17(b) to the Consolidated Financial Statements and Exhibit 8.1 for a complete list of YPF's subsidiaries.

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

        In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF's shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Share at a price of US$44.78 per share (the "Offer"). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF's shares for the 2.16% YPF's Class B, C and D Shares held by minority shareholders. As of December 31, 2003, Repsol YPF controls YPF through a 99.04% shareholding.

        As part of Repsol YPF's divestment plan, YPF's Board of Directors approved during 2001 and 2002, the following transactions, regarding YPF's assets and related companies:

  •
  In January 2001, YPF and its controlled company YPF International Ltd. sold their investment held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately Ps. 2 million and Ps. 2 million, respectively.

  •
  In January 2001, YPF sold its interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for approximately US$140 million recording a net gain of approximately Ps.37 million.

  •
  In February 2001, YPF sold its 36% interest in Oleoducto Trasandino (Argentina) S.A., A & C Pipeline Holding Company and Oleoducto Trasandino (Chile) S.A. for approximately US$66 million recording a net gain of Ps.41 million.

  •
  In February 2001, YPF entered into an agreement with Pecom Energía S.A. ("Pecom") under which Pecom transferred to YPF its 20.25% stake in Empresa Petrolera Andina S.A. ("Andina") and its 50% stake in the oil fields of Manantiales Behr and Restinga Alí, in the Golfo de San Jorge basin, Argentina. In exchange, YPF transferred to Pecom its stake in the Santa Cruz I (30%) and Santa Cruz II (62.2%) oil and gas fields located in southern Argentina, as well as other minor assets. In addition, YPF acquired from Pluspetrol Resources its 9.5% stake in Andina. The total value of assets involved in this agreement was US$435 million. As a consequence of these transactions, YPF's indirect interest in Andina increased to 50%. The net gain recorded for this transaction was Ps.211 million.

  •
  In February 2001, YPF Gas S.A. and Repsol Gas S.A. signed a Definitive Merger Agreement. Pursuant to this agreement, YPF Gas S.A. merged with and into Repsol YPF Gas S.A., effective as of January 1, 2001, resulting in YPF holding 85% of the capital stock of Repsol YPF Gas S.A. In December 2001, the Company sold its interest in Repsol YPF Gas S.A. to Repsol Butano S.A., at fair market value, for US$118 million, recording a net loss of Ps.48 million.

  •
  In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

  •
  In April 2001, YPF sold its interest in EASA, the controlling company of Edenor S.A., to EDF International, for an amount of US$195 million, recording a net income of Ps.275 million.

  •
  In May, 2001, the Board of Directors approved initiating the process to divest YPF's investments in Venezuela to related companies of Repsol YPF. In July 2001, YPF International Ltd. sold, at fair market value, its 100% interest in Repsol YPF Venezuela S.A. and in Astra Producción Petrolera S.A. to Repsol Exploración S.A. and Repsol Exploración Venezuela B.V. for US$26 million and US$3 million, respectively. Additionally, in September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploración Venezuela B.V., at fair market value, for a total amount of US$47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of Ps.171 million.

  •
  In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd., recording a net income of Ps. 7 million.

  •
  In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF's interest in Apex Petroleum Inc. to YPF International Ltd.

  •
  In June, 2001, in connection with an asset swap agreement between Repsol YPF and Petrobras, YPF's Board of Directors approved the sale of YPF's interest in Eg3, Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF. In December 2001, YPF sold these investments to Repsol YPF, at fair market value, for approximately US$559 million;, recording a net loss of Ps.59 million.

  •
  In August 2001, YPF sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$11 million, recording a net loss of Ps.9 million.

  •
  In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

  •
  In November 2001, Argentina Private Development Company Ltd. transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

  •
  In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

  •
  In January 2002, YPF International Ltd. sold its most important investments in Indonesia to Cnooc Southeast Asia Limited for approximately US$174 million, recording a gain of Ps.114 million.

  •
  In March 2002, the Board of Directors approved the transfer of YPF's interest in Repsol YPF Chile Ltda., subject to certain conditions, and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$45 million, recording a net loss of Ps.25 million. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$104 million, recording a net loss of Ps.4 million.

  •
  In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (a company spun off from YPF International Ltd.) to Repsol YPF for US$883 million, recording a gain of Ps.605 million. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

There were no material acquisitions or dispositions of assets in 2003. On May 17, 2004, RYTTSA USA, Inc., a subsidiary of YPF Holdings, entered into a sale and purchase agreement with the other investors in Global. Under the agreement, the other investors will acquire RYTTSA USA's 51% interest in Global for US$43 million. Closing is expected to take place on July 2, 2004. As of May 31, 2004, the book value of Global was approximately US$27 million. See "—Refining and Marketing—International Marketing Division—International Distribution.

Business Overview

        YPF organizes its business along the following areas of activities:

  •
  Upstream:

    — Exploration and Production;

  •
  Downstream:

    — Refining and Marketing;

    — Chemicals.

  •
  Natural Gas and Electricity.

        The "Corporate and others" segment includes other activities such as corporate administration costs and assets, construction activities and the operation of Tierra Solutions Inc.

        Exploration and Production sales to third parties within Argentina and abroad include natural gas and services fees (primarily transportation, storage and treatment of hydrocarbons and products). In addition to this, crude oil produced by YPF in Argentina or received from third parties in Argentina pursuant to service contracts is transferred from Exploration and Production to Refining and Marketing at a transfer price that reflects Argentine market prices, which fluctuate according to international prices. Under certain circumstances Refining and Marketing purchases crude oil from third parties.

        The following table sets forth net sales and operating income for each of YPF's line of business for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,
	2003	2002	2001
	(in millions of pesos)
Net Sales(1)
Exploration and Production(2)
To unrelated parties	1,220	1,446	3,210
To related parties	383	253	2,515
Intersegment sales and fees(3)	10,547	11,322	4,988

Total Exploration and Production	12,150	13,021	10,713

Refining and Marketing(4)
To unrelated parties	15,502	14,339	10,594
To related parties	2,161	1,955	541
Intersegment sales and fees	650	778	754

Total Refining and Marketing(5)	18,313	17,072	11,889

Chemical
To unrelated parties	1,369	1,216	640
Intersegment sales and fees	184	367	391

Total Chemical	1,553	1,583	1,031

Natural Gas and Electricity(6)
To unrelated parties	267	240	149
To related parties	151	91	73
Intersegment sales and fees	—	16	24

Total Natural Gas and Electricity	418	347	246

Corporate and other
To unrelated parties	119	205	86
To related parties	—	—	134
Intersegment sales and fees	117	258	—

Total Corporate and others	236	463	220

Less intersegment sales and fees	(11,498)	(12,741)	(6,157)

Total net sales(7)	21,172	19,745	17,942

Operating Income (loss)
Exploration and Production	6,184	6,676	4,530
Refining and Marketing	1,554	(107)	388
Chemical	387	340	—
Natural Gas and Electricity(6)	180	137	62
Corporate and other	(311)	(300)	(314)
Consolidation adjustments	(10)	(21)	110

Total operating income	7,984	6,725	4,776

(1)
Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalties with respect to YPF's production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(i) to the Consolidated Financial Statements.

(2)
Includes exploration and production operations in Argentina, Indonesia and United States of America and in Ecuador, Bolivia, Brazil and Venezuela up to the sale of YPF's interest in such countries. See Note 12 to the Consolidated Financial Statements.

(3)
Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect Argentine market prices.

(4)
Includes LPG activities.

(5)
Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation adjustments as of December 31, 2001 would have been approximately Ps.14,177 million and (Ps.8,444 million).

(6)
This segment's principal activity is the separation and marketing of liquid from natural gas through Mega. Sales for the years 2002 and 2001 represented mainly management fees on Exploration and Production natural gas sales and Mega's sales.

(7)
Net sales include export sales of Ps.7,422 million, Ps 8,605 million, and Ps.5,421 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Exploration and Production

  Reserves

        The following table sets forth YPF's estimated proved reserves and proved developed reserves of crude oil and natural gas as of January 1, 2001, 2002, 2003 and 2004, respectively. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission.

	Crude Oil(1)	Gas	Combined(2)
	(millions of barrels)	(Bcf)	(BOE in millions)
Proved Developed and Undeveloped Reserves
Reserves at January 1, 2001	1,662	10,088	3,459
Revisions of previous estimates	56	570	158
Extensions, discoveries and improved recovery	96	551	194
Purchases of reserves in place	195	693	318
Sales of reserves in place	(162)	(1,164)	(369)
Production for the year	(182)	(559)	(282)

Reserves at January 1, 2002	1,665	10,179	3,478
Revisions of previous estimates	11	(120)	(11)
Extensions, discoveries and improved recovery	63	15	66
Purchases of reserves in place	—	—	—
Sales of reserves in place	(192)	(558)	(291)
Production for the year	(160)	(542)	(257)

Reserves at January 1, 2003	1,387	8,974	2,985
Revisions of previous estimates	(19)	(366)	(84)
Extensions, discoveries and improved recovery	58	16	61
Purchases of reserves in place	—	—	—
Sales of reserves in place	—	—	—
Production for the year	(157)	(644)	(272)

Reserves at January 1, 2004	1,269	7,980	2,690
Proved Developed Reserves
At January 1, 2001	1,261	7,267	2,555
At January 1, 2002	1,343	7,512	2,681
At January 1, 2003	1,136	6,801	2,347
At January 1, 2004	1,047	5,609	2,046

(1)
Includes crude oil, condensate and natural gas liquids.

(2)
Volumes of natural gas in the table above and elsewhere in this annual report have been converted to Boe at 5.615 mcf per barrel.

  Reserves by Basin

        The following table sets forth by basin YPF's crude oil and natural gas proved developed and undeveloped reserves and proved developed reserves as of December 31, 2003.

	Crude Oil(1)	Gas	Combined(2)
	(millions of barrels)	(Bcf)	(BOE in millions)
Proved Developed and Undeveloped Reserves
Neuquina	769	6,421	1,913
Golfo San Jorge	316	233	357
Cuyana	138	15	141
Noroeste	25	806	168
Austral	16	456	97

Total Argentina	1,264	7,931	2,676

Other Foreign	5	49	14

Total	1,269	7,980	2,690

Proved Developed Reserves
Neuquina	655	4,609	1,476
Golfo San Jorge	235	169	265
Cuyana	131	14	133
Noroeste	14	411	87
Austral	12	399	83

Total Argentina	1,047	5,602	2,044

Other Foreign	—	7	1

Total	1,047	5,609	2,046

(1)
Includes crude oil, condensate and natural gas liquids.

(2)
Volumes of natural gas in the table above and elsewhere in this annual report have been converted to BOE at 5.615 mcf per barrel.

        The reserve estimates included in this annual report were subjected to economic tests specified by Statement of Financial Accounting Standards No. 69 to determine economic limits. Reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Royalties with respect to YPF's production in Argentina are accounted for as operating costs in such economic tests. For a description of the manner in which royalties are calculated, see Note 2(i) to the Consolidated Financial Statements.

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

	For the Year Ended December 31,
	2003	2002	2001(2)
Gross wells drilled(1)
Exploratory
Oil	7	9	7
Gas	1	1	4
Dry	19	16	25

Total	27	26	36

Development
Oil	586	603	770
Gas	25	16	32
Dry	29	39	52

Total	640	658	854

Net wells drilled(1)
Exploratory
Oil	7	9	5
Gas	1	0	3
Dry	17	15	23

Total	25	24	31

Development
Oil	506	543	654
Gas	24	13	27
Dry	29	39	49

Total	559	595	730

(1)
"Gross" wells means all wells in which YPF has an interest. "Net" wells means gross wells after deducting interests of others.

(2)
Includes injection wells.

        Average lifting cost in 2003 was US$1.81 per barrel of oil equivalent, higher than average lifting cost of US$1.46 per barrel of oil equivalent in 2002, and lower than lifting cost of US$2.27 per barrel of oil equivalent during 2001.

        Three-dimensional seismic is being used in several basins to increase the exploratory success, improve the quality of the exploratory prospects and optimize the positioning of the wells. Additionally, YPF applies three-dimensional seismic to improve the knowledge of the geometry of the formations and optimize the development of the fields currently in production.

        As of December 31, 2003, YPF held 22.5 million gross acres (15.9 million net acres) of basin area in Argentina available for exploration.

        During 2003, a total of 27 exploratory wells were finished, 5 of which found hydrocarbons while 3 are still under study. The main discoveries were located in Cerro Bandera XP-164 and Loma Alta XP-9 in the Neuquina Basin, Estancia Sarai Oeste X-2 in Golfo San Jorge Basin and Zampal Oeste X3 in the Cuyana Basin.

        During 2003, seismic recordings have been undertaken in Calandria Mora- Sauzalito, Bandurria, Piedra Chenque and La Banda (Neuquina Basin), exploration areas acquired by YPF in the last years.

        In Golfo San Jorge Basin 3D seismic data was acquired in onshore Restinga Alí, Manantiales Behr and Cañadón de la Escondida.

        An underground gas storage pilot project in Lunlunta Carrizal (Cuyana Basin) was started up in 2003 to supply natural gas to Mendoza City. The expected commissioning is in the first half of 2004. This is the second underground gas storage project that YPF has in Argentina, after Diadema (Golfo San Jorge Basin) that began to supply natural gas in 2001.

        In 2003, development of the Cañada Dura oil field (Cuyana Basin) was completed by drilling 7 wells and a secondary recovery pilot project was started.

        In the vicinity of El Portón-Buta Ranquil (Neuquina Basin), YPF completed the construction of an LPG plant, that started operations in the first half of 2003. The project aims to remove gas liquids, LPG and gasoline from the associated gas from the El Portón and Chihuido de La Salina gas fields through an LPG plant, with subsequent reinjection of dry gas back into the fields to reduce pressure drops, thereby maintaining liquid recovery rates.

        Several waterflooding projects (secondary recovery) have been implemented in San Jorge basin, water extracted from oil wells is used as a source, supplemented with water from the Deseado and Sengüer rivers. Injection rate is approximately 880 mbpd. Secondary recovery accounts for 40% of total production.

        Development of the Poseidón structure, in CAM 2 A Sur (YPF 50%, Austral Basin) was completed, and the structure was added to production by the end of December.

        CAM-1 was incorporated as an exploration area in the Austral Basin (YPF 50%) and 3D seismic data began to be acquired at the end of 2003 across the Helix zone, in the CAM 1 and CAM 3 areas.

Exploration and Development Properties and Production

  Domestic Properties and Production

        YPF domestic operations are subject to numerous risks. See "Item 3: Key Information—Risk Factors."

        Argentina is the fourth largest hydrocarbon producing nation in Latin America and the fourth largest in reserves after Mexico, Venezuela and Brazil. Oil has historically accounted for the majority of the country's hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. There are 24 known sedimentary basins in the country. Eleven of these are located entirely onshore, six are combined onshore/offshore and seven are entirely offshore. Total onshore acreage comprises 358 million acres, and total offshore acreage includes 98 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the 456 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and Noroeste in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for YPF's activities in Argentina. As of December 31, 2003, YPF had an interest in 22 million net acres onshore and offshore (within the 200-meter depth line), of which 6.1 million net acres were under production concessions and 15.9 million net acres were under exploration permits.

        The following table shows YPF's gross and net interests in productive oil and gas wells and exploration permits and production concessions in Argentina by basin, as of December 31, 2003.

	Wells
					Acreage
	Oil
					Production Concessions(1)		Exploration Permits(1)
			Gas
	Gross(2)
		Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)
						(thousands of acres)
Onshore
Neuquina	2,705	2,396	375	281	3,410	2,777	2,315	1,567
Golfo de San Jorge	6,044	5,329	38	38	2,472	2,347	5,002	2,538
Cuyana	759	662	0	0	418	368	66	46
Noroeste	43	13	57	18	1,353	375	138	138
Austral	96	29	53	16	602	181	—	—
Offshore	28	14	—	—	115	63	15,009	11,609

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

        Approximately 86% percent of YPF's proved crude oil reserves in Argentina are concentrated in the Neuquina (61%) and Golfo San Jorge (25%) basins, and 97% of YPF's proved gas reserves in Argentina are concentrated in the Neuquina (81%), Noroeste (10%) and Austral (6%) basins.

        As of December 31, 2003, YPF held 115 production concessions and exploration permits in Argentina. YPF directly operates 77 of them, including 57 production concessions and 20 exploration permits.

        As of December 31, 2003, YPF held 30 exploration permits in Argentina, 19 of which are onshore exploration permits and 11 of which are offshore exploration permits. YPF has 100% ownership of 8 onshore permits, and its participating interests in the rest vary between 30% and 70%. YPF's interests in the riskier offshore permits vary between 38% and 90%.

        As of December 31, 2003, YPF had 85 production concessions. YPF has a 100% ownership interest in 54 productions concessions and its participating interests in the remaining 31 production concessions vary between 12% and 62%.

  Production

        The following table shows YPF's historical average net daily crude oil, condensate, natural gas liquids and natural gas production in Argentina by basin and average sales prices and production costs for total production for the periods indicated, as well as total average daily crude oil and natural gas production.

	For the Year Ended December 31,
	2003	2002	2001
	(thousands of barrels per day)
Crude oil production(1)(4)
Neuquina	258	257	269
Golfo de San Jorge	119	120	116
Cuyana	37	41	37
Noroeste	10	10	10
Austral	6	8	9

Total oil production	430	436	442

	(millions of cubic feet per day)
Natural gas production(1)
Neuquina	1,365	1,101	1,093
Golfo de San Jorge	114	118	109
Cuyana	4	3	3
Noroeste	193	179	186
Austral	87	78	70

Total gas production	1,763	1,479	1,462

Average sales price
Oil (US$per barrel)(2)	26.18	20.90	22.41
Gas (US$per mcf)	0.85	0.69	1.45
Average lifting cost (US$per BOE)(3)	1.81	1.46	2.27

(1)
Crude oil and gas production amounts are stated before making any deductions with respect to royalties. Royalties are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(i) to the Consolidated Financial Statements.

(2)
The average sales price per barrel of oil represents the transfer price established by YPF, which reflects the Argentine market price.

(3)
Includes the cost of crude oil under certain contracts at prices above YPF's own production costs.

(4)
Includes crude oil, condensate and natural gas liquids.

        In 2003, crude oil and natural gas production on a BOE basis increased by approximately 6%, as compared to 2002. As compared to 2002, crude oil, condensate and natural gas liquids production decreased by 1% in 2003. With respect to natural gas, the production increased 19% in 2003 compared to 2002.

        The crude oil produced by YPF in Argentina varies by geographic area. Almost all crude oil produced by YPF in Argentina has very low or no sulfur content. Most of the natural gas produced by YPF is of pipeline quality. All of the gas fields produce commercial quantities of condensate, and substantially all of the oil fields produce associated gas.

  International Properties and Production

        YPF's, YPF International's and YPF Holdings' foreign operations are subject to numerous risks. See "Item 3: Key Information—Risk Factors."

  Indonesia

        As of December 31, 2003, YPF International had mineral rights in a production block with a net surface area of 245 km2.

        Total net petroleum production in 2003 in Indonesia was an average of 396 barrels of oil equivalent per day. Crude oil production was 6 thousands barrels, including condensate and liquids, and 0.8 billion cubic feet of natural gas. Net proved reserves at December 31, 2003 were 13.4 million barrels of oil equivalent. During 2003, no exploratory wells were drilled.

  United States

        As of December 31, 2003, YPF had mineral rights in 41 exploratory blocks, with a net surface area of 751 km2.

        YPF's net petroleum production in the United States in 2003 was 100 thousand barrels of oil equivalent. YPF's net proved reserves, as of December 31, 2003, were 0.8 million barrels of oil equivalent. YPF finished one successful exploratory well in 2003.

        By mid 2003, YPF acquired from BHP Billiton 15% of the Neptune project in the Atwater Valley sector of the Gulf of Mexico. Neptune consists of 5 exploration blocks at an average water depth of 1900 meters located in the Mississippi Fan Foldbelt, 210 Km off the coast of Louisiana, immediately NE of the Mad Dog and Atlantis fields. A major discovery was made in August by the appraisal well Neptune 5.

        YPF plans to drilling a new delineation well during 2004.

        In Exploration Round 185 held in March, YPF obtained the concession of nine offshore exploration blocks in the Green Canyon area and in Exploration Round 187, held in August, it obtained a further ten new offshore exploration blocks in the Alaminos Canyon area, all of them located in the Gulf of Mexico.

  Production and Sales

        The following table sets forth YPF International's historical average net daily crude oil and natural gas production by geographic area and average sales prices and production costs for total production for the years ended December 31, 2003, 2002 and 2001.

	For the Year Ended December 31,
	2003	2002	2001
	(thousands of barrels per day)
Crude oil production(1)(3)
Indonesia	—	—	46
Rest of South America(2)	—	3	15

Total oil production	—	3	61

	(millions of cubic feet per day)
Natural gas production(3)
United States	2	1	—
Indonesia	2	3	61
Rest of South America(2)	—	3	12

Total gas production	4	7	73

Indonesia
Average Sales Price (US$)
Crude Oil (per barrel)	15,21	21,97	23,12
Natural Gas Liquids (per barrel)	—	—	21,54
Natural Gas Sold (per mcf)(4)	4,32	3,53	2,86
Natural Gas Produced (per mcf)(5)	4,2	3,53	3,07
Average Production Cost (per barrel)(6)	—	8,96	8,46
Rest of South America(2)
Average Sales Price Crude Oil (US$per barrel)	—	22,07	26,34
Average Production Cost (per barrel)(6)	—	1,82	1,18

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

(6)
Production or lifting cost is exclusive of depreciation and depletion applicable to capitalized lease, acquisition, exploration and development expenditures. Average production costs are calculated by dividing total operating costs by the sum of crude oil and equivalent barrels of oil for natural gas production

  Joint Ventures and Contractual Arrangements in Argentina

        YPF participates in the fourteen most important exploration and production joint ventures in Argentina. YPF's interests in these joint ventures range from 12.2% to 61.5%, although its obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, YPF has agreed to indemnify its joint venture partners in the event that YPF's rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the exploration and production joint ventures in which YPF participates, see Note 6 to the Consolidated Financial Statements.

        YPF is also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion into production concessions and exploration permits, respectively. In conjunction with the conversion of service contracts, YPF has undertaken to provide certain services (principally transportation and electricity) at rates below market prices (based upon the cost of the services multiplied by the volumes of crude oil and natural gas that YPF estimates are subject to the contractual obligation), or, in some instances, without payment, for a period of 25 years for the crude oil or natural gas produced. YPF has established a reserve with respect to its future obligations to provide such services. The amount of this reserve is not material. As of December 31, 2003, the effect on results of operations was not material and it is not expected to be material in the future.

Natural Gas and Electricity Markets and Distribution

  Natural Gas Markets and Distribution

        Natural gas market business involves the marketing of Exploration and Production?s natural gas production. The majority of income comes from marketing fees calculated over total gas natural revenues.

        YPF estimates, based on preliminary figures, that natural gas delivered by transport companies in Argentina totaled approximately 1,300 Bcf in 2003. From 1980 to 2003, the production of natural gas in Argentina has grown significantly, increasing by approximately 268%, at an average annual rate of 6.0%. This increase is attributable, in part, to an increase in the number of users connected to distribution systems from approximately 2.5 million in 1980 to approximately 6.2 million by 2003. YPF does not believe that the natural gas market will continue to grow at the same rate as in the last twenty three years.

        Prior to 1993, all of YPF's gas production was delivered to Gas del Estado, the state-owned entity that operated the gas transportation and distribution system for the entire country of Argentina. YPF now sells approximately 48% of its gas to eight local distribution companies, formed in connection with the privatization of Gas del Estado in 1992, and approximately 52% to industries and power plants. YPF's agreements with the distribution companies provide for the sale of natural gas for a secondary term of five or ten years, ending in 2004 and 2009, respectively. These agreements provide for certain minimum and maximum volumes of gas to be purchased by such distribution companies. Prices provided for in the agreements vary with respect to each production basin and with respect to the winter and summer seasons. Approximately 65% of natural gas sales are produced in the Neuquina Basin.

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

        YPF's direct sale volumes to industrial users in 2003 represented 52% of total natural gas sale volumes. During 2003, YPF's domestic natural gas sale volumes increased by approximately 18%.

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

        Most of YPF's proved natural gas reserves in Argentina are situated in the Neuquina Basin (81%), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most part of the year. Accordingly, YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. In spite of excess deliverability, the capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. During the 1994-2001 period, local pipeline companies added approximately 1,143 mmcfpd of new capacity. No new capacity was added during the last two years.

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

        To accelerate the growth of natural gas sales and to strengthen its position within the gas industry, YPF is actively involved in projects geared towards developing its foreign and domestic natural gas markets:

  •
  During December 1996, YPF began exporting natural gas from Argentina, delivering 37 mmcfpd to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile under a 20-year contract. The natural gas supplied to the Methanex plant is produced in the Austral Basin. In the second quarter of 1999, an expansion of the Methanex plant increased the plant's supply requirements to 159 mmcfpd, of which YPF supplies 62 mmcfpd. In 2003, YPF entered into a 20-year Agreement to supply an additional 21 mmcfpd of natural gas once the expansion of the plant is completed, which is currently estimated will take place in 2005.

  •
  The Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, with a transportation capacity of 353 mmcfpd, was brought on line in August of 1997, carrying natural gas from the Neuquén Basin. In August 1998, the San Isidro Electricity Company (Endesa) located at Quillota, Chile, began operations using natural gas 100% supplied by YPF. This was YPF's first export to Chile through Gas Andes. Volumes averaged 63 mmcfpd. The contract is for a term of 15 years. In addition since the end of 1999, YPF supplies 20% of the natural gas requirements of the electricity company Colbun (11 mmcfpd). This contract is for a term of 15 years. During the first quarter of 2003 YPF started supplying natural gas to Gas Valpo (6 mmcfpd) under a 15-year contract.

  •
  In December 1999, Gasoducto del Pacífico, a consortium in which YPF has a 10% interest, completed the construction of a natural gas pipeline connecting Loma La Lata (Neuquén, Argentina) with Chile. The pipeline has capacity of 318 mmcfpd and carries natural gas from the Neuquén Basin. Since December 1999, YPF supplies, through Gasoducto del Pacífico, natural gas to a distribution company that further distributed natural gas to industrial clients (67mmcfpd). This contract is for a term of 17 years.

  •
  In the second half of 1999, two natural gas pipelines, with carrying capacity of 300 mmcfpd each, connecting Salta, Argentina, to Región II in Chile, were brought on line. The pipelines were planned to carry natural gas from the Noroeste Basin. Beginning in January 2000, YPF started supplying natural gas to the thermal power plants in northern Chile (83 mmcfpd each).

  •
  Through the 560 mmcfpd natural gas pipeline, which links Aldea Brasilera, Argentina, to Uruguayana, Brazil, YPF supplies AES' thermal power plant with 99 mmcfpd of gas under a 20-year contract. In the second half of 2000, YPF started delivering gas produced in the Neuquina Basin.

  •
  In November 1999, a Shareholders' Agreement was signed in Brazil for the construction of a natural gas pipeline from Uruguayana to Porto Alegre, Brazil, through a partnership among Gaspetro (25%), Ipiranga (20%), Total (25%), Techint (15%) and Repsol YPF Brasil (15%). The pipeline is expected to have a capacity of approximately 420 mmcfpd and is expected to be brought on line in 2004. In October 1998, YPF signed an agreement with Petrobras to supply natural gas from the Neuquina Basin to the pipeline project. The project is currently delayed because of the excess of energy offer in the south and southeast part of Brazil. The pipeline could begin to operate in the year 2007. Final terms are being negotiated into that scenario.

  •
  During the last quarter of 1999 YPF started supplying 40 mmcfpd of natural gas under a 12-year contract to the Termoandes power plant located in Salta, Argentina, representing 50% of the Plant's gas requirements. The natural gas comes from the Noroeste Basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

  •
  YPF is continuing to analyze the possible utilization of natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing gas during periods of low demand and selling the natural gas stored during periods of high demand.

        The most advanced gas storage project undertaken by YPF in Argentina is "Diadema," which is located in the Patagonia region, near Comodoro Rivadavia city. The gas injection into the reservoir started in January 2001, and YPF has accomplished its third season of gas extraction.

        YPF expects to initiate a gas injection pilot test in February 2004 as part of the "Lunlunta Carrizal Project", located 60 Km South-East from Mendoza, where a depleted oil reservoir feasible for gas storage is located.

        There can be no assurance that these projects will be completed on a timely basis, if at all, nor can there be any assurance that these projects will be successful in substantially increasing YPF's export sales of natural gas.

  Natural gas distribution

        YPF holds a 45.3% stake in GASA, which in turn holds a 70% stake in Metrogas, a natural gas distributor in southern Buenos Aires as well as one of the main distributors in Argentina. During 2003, Metrogas distributed approximately 6.45 billion cubic meters of natural gas to 1.9 million customers in comparison with approximately 5.49 billion cubic meters of natural gas distributed to 1.9 million customers in 2002. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on the whole financial debt. From then on, Metrogas focused on the efficient management of the cash flow to ensure the public service legally awarded under the license. Metrogas is engaging in conversations with its main creditors in order to restructure its financial debt, and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process is to modify certain terms and conditions included in the loan and negotiable agreements, by adjusting interest rates and the amortisation period so as toalign the cash flow required for repayment of the indebtedness with debt service capacity.

  Natural Gas Liquids

        YPF developed Mega, to increase its ability to separate liquid petroleum products from natural gas. Mega allowed YPF in 2001, through the fractioning of gas liquid, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day.

        YPF owns 38% of Mega, while Petrobras and Dow Chemical have a 34% and 28% stake, respectively.

        Mega includes:

    •
    A separation plant, located in Loma La Lata, in the Province of Neuquén.

    •
    A natural gas liquids fractioning plant, that produces ethane, propane, butane and natural gasoline. This plant is located in the city of Bahía Blanca in the Province of Buenos Aires.

    •
    A pipeline that links both plants and that transports natural gas liquids.

    •
    Transportation, storage and port facilities in the proximity of the fractioning plant.

        Mega required an investment of approximately US$715 million and commenced operations at the beginning of 2001. Mega's maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. YPF is Mega's main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB Polisur, a 28% affiliate of YPF, and is also exported by tanker to Brazil.

Electricity Market

  Generation

        YPF participates in four power stations with an aggregate installed capacity of 1,685 megawatt (MW):

  •
  Central Térmica Tucumán (45%) (410 megawatt combined cycle)

  •
  Central Térmica San Miguel de Tucumán (45%) (370 megawatt combined cycle)

  •
  Filo Morado (50%) (63 megawatt)

  •
  Central Dock Sud (38%) (775 megawatt combined cycle and 67 megawatt gas turbines)

        In 2003, these plants generated altogether approximately 7,624 Gigawatt per hour (GWh).

        YPF also operates power plants supplied with natural gas produced by YPF, which produce power for use by YPF in other business units:

  •
  Los Perales power plant (74 megawatt), located in the Los Perales natural gas field,

  •
  Chihuido de la Sierra Negra power plant (40 megawatt), and

  •
  The power plant located at the Plaza Huincul refinery (40 megawatt)

Refining and Marketing

        During 2003, YPF's Refining and Marketing activities included crude oil marketing, refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in wholesale, retail and export markets.

        During 2003, Refining and Marketing segment was organized into the following Divisions:

  •
  Refining Division;

  •
  Logistic Division;

  •
  Marketing Division:

  •
  Domestic Division;

  •
  International Marketing Division;

  •
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

  Refining Division:

        YPF wholly owns and operates three refineries:

  •
  La Plata Refinery, located in the Province of Buenos Aires;

  •
  Luján de Cuyo Refinery, located in the Province of Mendoza; and

  •
  Plaza Huincul Refinery, located in the Province of Neuquén (together referred to as the "Refineries").

        YPF's refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along YPF's crude oil pipeline and product pipeline distribution systems. In 2003, 96.5% of the crude oil processed by YPF's Refineries was supplied by YPF's Exploration and Production operations; the balance was purchased from third parties. YPF also owns a 50% interest in a 28,500 barrel per calendar day refinery located in the Province of Salta, known as Campo Durán.

        The following table sets forth the throughputs and production yields for YPF's refineries for each of the three years ended December 31, 2003:

	For the Year Ended December 31,
	2003	2002	2001
	(millions of barrels)
Throughput crude/Feedstock	111.5	110.7	109.4
Production
Diesel fuel	44.1	43.1	45.1
Gasoline	33.8	33.8	33.2
Jet fuel	5.7	7.0	6.3
Kerosene	—	0.3	—
Base oils	2.9	3.0	3.8
	(thousands of tonnes)
Fuel oil	759	606	600
Coke	1,057	1,074	1,028
LPG	678	661	710
Asphalt	123	90	171
Petrochemicals	—	—	45

        In 2003, overall volumes of crude oil processed increased by 1% and sales in foreign markets remained at the same level as compared to 2002. Refinery capacity utilization in 2003 reached 93.1%, compared with 89.8% in 2002 and 87% in 2001. Total installed capacity decreased by 14,500 barrels per calendar day in August 2002, due to the abandonment of a topping unit due to obsolescence.

        The La Plata Refinery is the largest refinery in Argentina, with capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel hydrofinishing unit, an isomerization unit and a lubricants complex. The refinery is located at the port in the city of La Plata, in the Province of Buenos Aires, approximately 60 kilometers from the city of Buenos Aires. In 2003, the refinery processed approximately 171.000 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata Refinery for 2003 was 7% higher than in 2002. The crude oil processed at the La Plata Refinery comes mainly from YPF's own production in the Neuquina and Golfo de San Jorge Basins. Crude oil supplies for the La Plata Refinery are transported from the Neuquina Basin by pipeline and from the Golfo de San Jorge Basin by vessel in each case to Puerto Rosales and then by pipeline from Puerto Rosales to the refinery.

        YPF has been implementing an environmental program to address contamination generated prior to YPF's privatization, with particular emphasis on effluents. In 2003 the projects "Integral Treatment of Liquid Effluents"at La Plata Refinery (RLP) and "Integral Adapting of Effluent Treatment System" at Luján de Cuyo Refinery (RLC) have been executed and during 2004 both projects will be concluded.

        In September 2003, YPF approved a project for the construction of a new FCC naphtha splitter and a desulfuration unit in La Plata refinery. This project, which is expected to be completed in 2005, will allow YPF to meet new higher technical requirements that limit the level of sulfur in fuels as required by recently enacted legislation in Argentina.

        The Luján de Cuyo Refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentinean refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking units, a platforming unit, an MTBE unit, an isomerization unit, an alkylation unit, and hydrocracking and hydrotreating units. In 2003 the refinery processed approximately 99,200 barrels of crude oil per calendar day. The capacity utilization rate for 2003 was similar to 2002. Because of its location in the western Province of Mendoza and its proximity to significant distribution terminals owned by YPF, the Luján de Cuyo Refinery has become the facility primarily responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo Refinery receives crude for processing from the Neuquén and Cuyana Basins by pipeline directly into the refinery. Approximately 90% of the crude oil processed at the Luján de Cuyo Refinery is produced by YPF. Most of the crude purchased from third parties comes from fields in Neuquén or Mendoza.

        The Plaza Huincul Refinery, located near the town of Plaza Huincul in the Province of Neuquén, reached a capacity of 25,000 barrels per calendar day. In 2003, the refinery processed approximately 27,200 barrels of crude oil per calendar day. The increase in crude oil processed reflects the use of lighter crude oil than that for which the facilities were designed. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in the nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to the La Plata Refinery for further processing. The Plaza Huincul Refinery receives its crude supplies from the Neuquén Basin by pipeline. Crude oil processed at the Plaza Huincul Refinery is produced by YPF.

        As part of the Transformation Plan, which began in the early 1990s and was largely completed by mid-1993, YPF has continued to undertake projects aimed at improving both the operating efficiency of the La Plata and the Luján de Cuyo refineries and the quality of their outputs.

        During 1997 and 1998, each of the Refineries, YPF's La Plata petrochemical plant and YPF's Applied Technology Center were certified under ISO 9002 and ISO 14000 (environmental performance). The Plaza Huincul Refinery was awarded the "Merit Prize" by the "Consejo Interamericano de Seguridad" (Pan American Safety Council) for reducing the injury frequency rate.

        Capital expenditures for 2003 efficiency and environmental projects and other improvements at the three refineries were Ps.123 million.

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

        Information with respect to YPF's network of crude oil pipelines is set forth in the table below.

From	To	YPF Interest	Length (km)		Daily Capacity (bpd)
Puesto Hernández	Luján de Cuyo Refinery	100%	528		75,000
Puerto Rosales	La Plata Refinery	100%	585		316,000
La Plata Refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/P.Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	18%	430		114,000

(1)
Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, each with a combined daily throughput of 232,000 barrels.

        In order to ease pipeline capacity constraints in the Neuquén Basin, where almost half of YPF's proved oil reserves are located, YPF entered in February 1994 into a joint venture to build the

Transandean Pipeline as a means of increasing oil exports. The pipeline commenced operation in February 1994. As of December 31, 2003 YPF's joint venture participation was 18%, while Empresa Nacional de Petróleo ("ENAP"), the national Chilean state oil company, held 18.25%, Unocal owned 27.75% and Encana owned 36%.

        YPF also owns a plant for the storage and distribution of crude oil in the province of Formosa, and owns 33.15% of Termap, operator of two storage and port facilities: Caleta Córdova (province of Chubut) with a capacity of 264,000 cubic meters, and Caleta Olivia (province of Santa Cruz) with a capacity of 246,000 cubic meters. Finally, YPF also has a 30% interest in Oiltanking Ebytem, operator of the maritime Terminal of Puerto Rosales with a capacity of 480,000 cubic metres.

        YPF believes that its refined products pipeline system provides a reliable pathway for the output of its two main refineries to get to the points of sale. Aggregate throughput for the products pipeline system, which is approximately 1,801 kilometers in length, is approximately 175,000 bpd. Most of YPF's pumping stations and line blocking valves are operated through a Supervisory Control and Data Acquisition System (SCADA) that allows for safer and more efficient management of the pipeline distribution system. YPF's transportation system was re-certified under ISO 9001-9002 and ISO 14,000 during 2002.

        YPF's Logistics Operations include 54 airport facilities, 16 product terminals for the storage and distribution of refined products with an approximate operative capacity of 983 thousand cubic meters, 15 of which are strategically located throughout Argentina, with an aggregate refined-products transportation capacity of over 6.2 million barrels of refined products, 10 ports, 27 company-owned trucks and 750 trucks owned and operated by third parties.

        Those facilities provide a flexible country-wide distribution system and satisfy the growing needs of exports to foreign markets, mainly neighbouring countries and the United States of America. Products are shipped mainly by truck, ship or river barge.

  Marketing Division

  Domestic Division

        Through the Marketing Division, YPF markets gasoline and other petroleum products to domestic retail and wholesale customers. In 2003, retail, wholesale and lubricants and derivatives directions and aviation sales in Argentina reached Ps.6,176 million, representing 50% of Refining and Marketing consolidated revenues, with Ps.3,311 million generated by retail customers.

        Until December 31, 2003, the Retail Division's sales network in Argentina included 1,877 retail service stations, 90 of which are directly owned by YPF and the remainder 1,787 are affiliated service stations. OPESSA (a 100% subsidiary of YPF) operates 148 of our retail service stations, 72 of which are directly owned by YPF, 23 are leased to ACA (Automovil Club Argentino), and 53 are leased to independent owners. Eighteen of our directly-owned stations are operated by third parties.

        During 2003 YPF slightly decreased its market share in diesel and gasoline markets from 49.7% in 2002 to 48.9%, according to internal calculations YPF will continue its efforts to eliminate unprofitable or non-strategic existing stations, and dealer-operated stations, which do not comply with contract requirements.

        The "Red XXI" marketing program, launched in October 1997, which has significantly improved operational efficiency and provided YPF with immediate performance data provided by each station, is aiming to connect close to 100% of its service stations network. Currently, 1,397 stations are linked to the Red XXI system, with plans to add approximately 70 further stations in 2004.

        YPF has continued developing its technical seminars and courses for station personnel and employees in order to improve the quality of services currently provided by service stations. In 2003, approximately 11,626 service station employees participated in training courses throughout the year.

        In 2003, 8 stations were ISO 9001 certified after undergoing certification audits, adding to the 34 certified in 2002, 29 in 2001 and 175 certified during 2000. YPF also certified ISO 14001 in 4 OPESSA stations and 2 ACA stations during 2003. Currently, 437 stations are ISO 9001 certified and 165 stations are ISO 14001 certified.

        YPF's Lubricants & Specialties Division for Latin America markets a wide family of products that includes lubricants, greases, asphalt, paraffin, base lubricant, decanted oil, carbon dioxide and coke. This division is responsible for the production, distribution and commercialization of the products through out the Latin America, United States, Canada and the Caribbean. These operations are ISO 9001: 2000 and TS 16949 certified. The lubricants production facilities are also ISO 14001 certified.

        During 2003, YPF's Lubricants & Specialties sales increased to US$257 million compared to US$170 million in 2002. Lubricant products are primarily automotive oils and fluids, industrial lubricants, base oils and greases and are sold by YPF through a wide network of gas stations, branded distributors and directly to large industrial customers. Most of these lubricants are produced at a modern lubricant complex at YPF's La Plata Refinery. Some of these products are then sent to Dock Sud Refinery, former YPF facility, for blending and filling operations on a contract basis pursuant to YPF specifications. Greases are also produced under a similar contract.

        The lubricants market in Argentina is highly competitive and during 2003 YPF maintained its position as the market leader with a 36.3% share by increasing 11% its sales (industrial and automotive lubricants and greases). Leader domestic automotive manufacturers Ford, Volkswagen, Scania, Seat and Porsche (OEMs), which represent 33% of the automotive lubricant market, exclusively use and recommend YPF lubricants products. In the motorcycle segment, YPF has an strategic agreement with Honda Argentina that includes the use and recommendation of Repsol YPF lubricants.

        Continuing an ambitious internationalization plan, lubricants and specialities exports from Argentina grew 74% in 2003 representing 18% of the division's total sales. This growth was achieved by increasing the lubricants market share in most of the countries and by developing new specialties business. During 2003 YPF signed an agreement with a leader distributor of the United States to lunch the Repsol Motos lubes product line in 2004. With this agreement, YPF's Lubricants & Specialties Division adds the United States to its wide commercial network that includes almost all of the American countries.

        In 2000, YPF's Lubricants & Specialties Division for Latin America assumed the operations of the Derived Products Division, which includes asphalt, paraffin, decanted oil and carbon dioxide.

        YPF's sales to the agricultural sector are principally conducted through distributors, seven of which are owned by YPF. During 2003 the Wholesale Division was still consolidating a distribution network through more than one hundred exclusive distribution contracts with independent distributors from all regions of Argentina.

        Sales to transportation, industrial, utility, and mining sectors are made primarily through YPF's direct selling efforts. The main products sold in the domestic wholesale market include diesel fuel, and fuel oil.

        In December 2002 the Wholesale Division obtained the ISO 9001 certification covering the design, operation, marketing, customer service and management processes. During 2003 that certification was extended to 10 affiliated Diesel Distributors and the directly owned distributors obtained the ISO 14001 certification.

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

International Trade

        The International Trade Division sells crude oil and refined products to international customers and oil to domestic oil companies. Sales to international companies for 2003 totaled US$ 1,977 million, 60% of which represented sales of refined products and the remaining 40% represented crude oil deliveries. On a volume basis, sales consisted of 37.1 million barrels of crude oil and 34.9 million barrels of refined products. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, liquefied petroleum gases, light naphtha, virgin naphtha, and base oils. YPF sells in the export market directly and through traders mainly to neighbouring countries (Brazil, Chile and Paraguay) and the United States. Domestic sales of crude oil, reached US$175 million in 2003.

International Distribution

        In December 1998, YPF purchased 51% of Global Companies from Global Petroleum Corporation for US$28.4 million. Global is a leading importer of refined petroleum products for resale and distribution throughout the United States.

        Global Companies controls eight deep-water storage facilities on the East Coast of the United States, and has over 4.5 million barrels of storage capacity. Global Companies conducts sales through additional 45 terminals located predominantly throughout the Northeast and the Mid-Atlantic regions of the United States. Global Companies is also involved in the distribution of heating oil, kerosene, gasoline, diesel fuel, residual oil, aviation fuel and natural gas, with annual 2003 sales of US$1,264 million.

        YPF's Board of Directors has approved the divestiture of YPF's interest in Global Companies. See "—History and Development of YPF—Deregulation, Privatization and Recent Developments" above.

        On May 17, 2004, RYTTSA USA, Inc., a subsidiary of YPF Holdings, entered into a sale and purchase agreement with the other investors in Global. Under the agreement, the other investors will acquire RYTTSA USA's 51% interest in Global for US$43 million. Closing is expected to take place on July 2, 2004.

        As of May 31, 2004 the book value of Global was approximately US$27 million.

  LPG General Division

  Production

        YPF is one of the largest LPG players in Argentina, with a yearly production of 924,800 tonnes in 2003 (including 285,024 tonnes of LPG destined for petrochemical usage). This represents approximately 29.47% of total LPG production (including LPG destined for petrochemical usage).

        YPF obtains LPG from natural gas processing plants and from its refineries and petrochemical plants as detailed in the following tables:

Production (tonnes)
LPG from Natural Gas:(1)
Loma La Lata	38,713
General Cerri	43,889
El Portón	71,219
San Sebastián	17,622

Total	171,443

(1)
YPF SA owns 30% of San Sebastian plant; Loma La Lata and El Portón are 100% owned by YPF; General Cerri belongs to a third party, having a façon agreement with YPF.

Production (tonnes)(1)
LPG from Refineries & Petrochemical Plants:
La Plata Refinery	471,255
Luján de Cuyo Refinery	213,702
Petroquímica La Plata	68,401

Total production	753,358

(1)
Includes 285,024 tonnes of LPG used as petrochemical feedstock (olefins derivatives, polybutenes and Maleic).

        YPF also has interests in Refinor S.A., a jointly-controlled company, which produced 299,503 tonnes of LPG in 2003.

  Marketing

        YPF sells LPG to the foreign market, domestic wholesale market and domestic retail market. The share in the domestic retail market in 2003 was approximately 34.6%, including bottled and bulk sales to the residential and industrial markets.

        YPF 2003 LPG sales can be broken down by market as follows:

Sales Capacity (tonnes)
Domestic market
Retail (Repsol YPF Gas)	222,022
To other bottlers/propane network distributors	92,836
Other Wholesales	12,245
Foreign market/exports
Exports	466,518

Total Sales	793,621

        Total sales of LPG (excluding LPG used as petrochemical feedstock) to both domestic and foreign markets reached US$ 212 million in 2003.

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

        The main petrochemical products and production capacity per year are as follows:

Capacity (tonnes per year)
Site Ensenada
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	48,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Site Plaza Huincul
Methanol	411,000

        In 2002, the methanol unit started operations in Plaza Huincul. Natural Gas, raw material for methanol, is supplied by YPF's upstream unit. In 2003 the plant operated at 86% of its nominal capacity. Production from the Methanol unit during 2003 was destined to exports (80%), to YPF's internal consumption as feedstock for MTBE and Tame at Ensenada and MTBE at Lujan de Cuyo (17.4%) and to the local market (2.6%).

        The raw materials for petrochemical production in Ensenada, including Virgin Naphtha, Propane, Butane, and Kerosene, are supplied mainly by La Plata Refinery.

        In 2003 petrochemicals sales were Ps.1.212 million, excluding affiliates, with the domestic market accounting for 51% (35% to local market and 16% to the refining unit and the LPG unit) and exports for 49%. During 2003, the exports were destined to Mercosur countries, Latin American countries, Europe and the United States.

        YPF produces, distributes and markets petrochemical products through the following affiliated companies:

        Petroken: a jointly-controlled company of YPF, produces polypropylene in Ensenada. Petroken's total annual capacity is 170 thousands tonnes. YPF has a long-term raw material supply contract with Petroken and is currently Petroken's principal supplier of propylene.

        PBBPolisur: PBB (Petroquímica Bahía Blanca) and Polisur merged on September 3, 2001, to form a new company named PBBPolisur, in which YPF holds a 28% interest. PBBPolisur is leader in the production of ethylene and several types of polyethylene. Dow Chemical manages PBBPolisur and is a leader in the polyethylene industry. PBBPolisur plants have a capacity to produce 700,000 tonnes per year of ethylene and 600,000 tonnes per year of polyethylene. Ethylene is produced in an ethane based cracker, being Mega (a 38% subsidiary of YPF) one of PBBPolisur's main suppliers of feedstock (ethane).

        Profertil: a jointly-controlled company of YPF, produces urea and ammonia. Profertil's total annual capacity is 1,100 thousands of tonnes of urea and 765 thousands of tonnes of ammonia. YPF is Profertil's principal supplier of natural gas, supplying approximately 55% of Profertil's feedstock.

        Profertil is a jointly-controlled investment between YPF and Agrium, a worldwide leader in fertilizers wich started operations in 2001. This plant and the methanol unit in Plaza Huincul's refinery, use natural gas as raw material and make possible the monetization of reserves, being examples of integration between the petrochemical and upstream units.

        In 2002, YPF's fertilizers retail activities were integrated into the Industrial Product Business Unit. The fertilizers sold are supplied by Profertil (urea) or imported (phosphorus and potassium based fertilizers). In 2003, YPF started participating in an exchange program that allows producers to deliver corn as payment for fertilizers. The corn delivered to YPF is resold in the market.

        Repsol YPF's presence has strengthened YPF's position in the global markets, improving YPF's access to these markets due to a better negotiating position derived from its ability to offer a more complete portfolio of products and a sales force of its own, now located in regions previously served only by distributors.

  Competition

        The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In its Exploration and Production business, YPF encounters competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. In its Refining and Marketing and Petrochemicals business, YPF faces competition from several major international oil companies, such as Esso (a subsidiary of ExxonMobil), Shell and Petrobras as well as several domestic oil companies. In export markets, YPF competes with numerous oil companies and trading companies in global markets.

        YPF expects increasing levels of competition in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil prices are subject to international supply and demand and, accordingly, may fluctuate for a variety of reasons. Changes in the price of crude oil will have a direct effect on YPF's results of operations and on its levels of capital expenditures. See "Item 3: Key Information—Risk Factors—Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures."

Environmental Matters

  YPF

        YPF's operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving toward more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require YPF's operations to meet stricter environmental standards and that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. YPF has undertaken what is likely to be required to achieve compliance with these standards and is undertaking various abatement and remediation projects, the more significant of which are discussed below. YPF cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could in the future require additional expenditures by YPF for the installation and operation of systems and equipment for remedial measures and could affect YPF's operations generally.

        In 2003, YPF continued to make investments in order to comply with new Argentine fuel specifications that are expected to come into effect in 2006 pursuant to Resolution SE 222/01. We are unable to estimate at this time the costs of improving and constructing new units at our refineries in Argentina to comply with the fuel specifications, since the specifications have not been finalized, but those costs could be material to our operations.

        Each producer, transporter, storer, handler and disposer of hazardous waste, that conducts interstate business or whose activities affect the environment of another province or territory under federal jurisdiction in Argentina is required to register in a national registry and in certain provincial registries of producers and handlers of hazardous wastes. Each producer of hazardous waste is required to pay an annual fee, based on the level of hazardous wastes produced and on the earnings of such entity relating to such activity. Pursuant to this legislation, YPF paid in 2003 a fee of approximately US$858,000.

        At each of its refineries, YPF is performing, on a voluntary basis, remedial investigations and feasibility studies and pollution abatements projects, which are designed to control liquid effluent discharges and air emissions. In addition, YPF has implemented an environmental management system to assist its efforts to collect and analyze environmental data in its upstream and downstream operations. Almost all the operating units are ISO 14001 certified as of November 2003.

        YPF has begun to implement a broad range of environmental projects in the Domestic Exploration and Production and Refining and Marketing businesses. Capital expenditures for environmental projects associated with Refining and Marketing projects are currently estimated to reach approximately US$80 million, during the period from 2003 through 2007, with approximately US$15.2 million spent during 2003. A significant portion of the environmental program is dedicated to La Plata Refinery and Luján de Cuyo Refinery. The primary projects at La Plata include installation of water treatment and separation systems to replace existing systems, air pollution control devices, gas recovery systems, hydrocarbon recovery and incineration systems, process recovery measures and site remediation. Estimated capital expenditures associated with Domestic Exploration and Production environmental projects from 2003 through 2007 period are approximately US$10.2 million and include oil recovery systems and remediation of well sites, tank batteries and oil spills in the gathering systems of fields.

Investments will also be made to improve technical assistance and training and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs. YPF's estimated capital expenditures are based on currently available information and on current laws, and future changes in laws or technology could cause a revision of such estimates. In addition, while YPF does not expect environmental expenditures to have a significant impact on YPF's financial position in 2004 or any future years, changes in management's business plans or in Argentine laws and regulations may cause expenditures to become material to YPF's financial position, and may affect results of operations in any given year.

        Several companies operating industrial facilities in the La Plata area, including YPF, are developing a study of air and water emissions in the area, pursuant to an agreement signed with the Secretary of Environmental Affairs of the Province of Buenos Aires. The objective of the study is to develop and implement a program to monitor air and water contamination and to assist these companies in substantially reducing air and water contamination caused by their facilities in the La Plata area. Under this agreement, La Plata Refinery started remediation works in the nearby canals. In addition, YPF and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries as well.

        In 1991, YPF entered into an agreement (Convenio de Cooperación Interempresarial or CCI) with certain other oil and gas companies for the implementation of a plan to reduce and assess environmental damage resulting from oil spills in Argentine waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consulting on technological matters and mutual assistance in the event of any oil spills in rivers or at sea, due to accidents involving tankers or offshore exploration and production facilities.

  YPF Holdings

        Laws and regulations relating to health and environmental quality in the United States affect nearly all of YPF Holdings operations in the United States. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and impose, in certain circumstances, remedial obligations.

        YPF Holdings believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations and, as discussed below, Maxus Energy Corporation ("Maxus") and Tierra Solutions, Inc. ("Tierra"), two subsidiaries of YPF Holdings, have certain potential liabilities associated with operations of Maxus' former chemical subsidiary, Diamond Shamrock Chemicals Company ("Chemicals"). YPF Holdings cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings for the installation and operation of systems and equipment for remedial measures and other items. Also, certain laws allow governmental authorities to recover natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

        In connection with the sale of Chemicals, to a subsidiary of Occidental Petroleum Corporation ("Occidental") in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the "Closing Date"), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

        In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus' aggregate exposure for this cost sharing being limited to US$75 million. Henkel Corporation was assigned certain of Chemicals' and Occidental's rights and obligations under such indemnity. The total expended by the Company under this cost sharing arrangement was approximately US$64.2 million as of December 31, 2003. The remaining portion of this cost sharing arrangement has been reserved.

        Tierra has agreed to assume essentially all of Maxus' aforesaid indemnity obligations to Occidental in respect of Chemicals.

        At December 31, 2003, reserves for the environmental contingencies related to the liabilities assumed in connection with the sale of Chemicals totaled approximately US$66.3 million. YPF Holdings believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

        In the following discussion concerning plant sites and third party sites, references to the Company include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of the Company and has assumed certain of Maxus' obligations.

        Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the "EPA"), the New Jersey Department of Environmental Protection and Energy (the "DEP") and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals' former Newark, New Jersey agricultural chemicals plant. In 1998, the EPA approved the remedial design. The construction of the approved remedy was substantially completed in early 2002 at an approximate cost of US$18.7 million. The facility is in an optimization phase, which includes testing and related operations and is expected to continue through 2004. This work is being supervised and paid for by Tierra pursuant to the above described indemnification obligation to Occidental. The Company has fully reserved the estimated costs required to complete the optimization phase and thereafter to conduct ongoing operation and maintenance of such remedy (at an average cost of approximately US$1 million annually) for 9 years from and after January 1, 2004.

        Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which Tierra is conducting further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area is also being examined as a part of Tierra's studies. The Company currently expects the testing and studies to be completed in 2004 and cost approximately US$3 million after December 31, 2003, which amount has been fully reserved. Maxus and Tierra have been conducting similar studies under their own auspices for several years. In addition, the EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Initiative (the "PRRI"). Tierra has agreed to participate in a feasibility study proposed in connection with the PRRI at an estimated cost of US$250,000. As of December 31, 2003, there is an additional US$4.9 million reserved in connection with continuing such other studies and related matters related to the Passaic River; however, given the DEP's Directive No. 1 and a Notice of Intent to sue (both discussed below), this reserve amount is currently being reassessed. Until these studies are completed and evaluated, the Company cannot reasonably forecast what remedial program, if any, will be proposed for the Passaic River or the Newark Bay watershed and, therefore, cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River.

        On September 19, 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River ("Directive No. 1"). Directive No. 1 was served on approximately 66 entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRI, a Congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra have filed a response to Directive No. 1 on behalf of themselves and Occidental, as successor to Chemicals, which sets forth both how these parties are complying with Directive No. 1 and certain defenses thereto.

        On November 19, 2003, several environmental groups sent a Notice of Intent to sue (the "Notice") to Tierra, Maxus and others. The Notice informs Tierra et al that these groups intend to sue them for "abatement of an imminent and substantial endangerment to health and the environment" in connection with alleged discharges from the former Newark plant. The environmental groups intend to seek an order requiring the prospective defendants to fund independent scientific studies and any appropriate abatement measures that may be identified. On February 13, 2004, the EPA and Occidental entered into an administrative order on consent (the "AOC") pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. Once the work plan for and estimated cost of these studies have been determined, an appropriate reserve will be established. Tierra and Maxus believe that the concerns raised by these environmental groups are being addressed through existing regulatory mechanisms, including the AOC, and that the threatened litigation is unnecessary.

        Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey. According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. Tierra, on behalf of Occidental, is presently performing the work, and Tierra is funding Occidental's share of the cost of investigation and remediation of these sites. Tierra, on behalf of Occidental, is required to provide financial assurance for performance of the work. Currently, the required financial assurance is provided through a self-guarantee from an affiliate in the amount of US$20 million; however, it is expected that in 2004 the financial assurance will be provided by means of a letter of credit. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While Tierra has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in late 2001, and the DEP is reviewing these reports. The results of the DEP's review of this report could increase the cost of any further remediation that may be required. The Company has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately US$29.6 million as of December 31, 2003. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called "orphan" chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. The State of New Jersey has expressed an increased interest in possibly instituting legal action seeking recovery of its expenditures in connection with these sites. The parties have settled the DEP's claims of natural resource damages related to chromite ore residue both at said orphan sites and other known and unknown sites in Hudson and Essex Counties, New Jersey, with US$1.6 million having been paid on behalf of Occidental, as successor to Chemicals. While Maxus and Tierra expect settlement discussions to continue on the other aspects of the DEP's claims, there can be no assurance of a negotiated resolution to these claims. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements. In 1998, the DEP proposed new soil action levels for chromium, but the proposal remains incomplete in certain regards.

        Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the "Painesville Works"). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals' former chromite ore processing plant (the "Chrome Plant"). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the "OEPA") issued its Director's Final Findings and Order (the "Director's Order") by consent ordering that a remedial investigation and feasibility study (the "RIFS") be conducted at the former Painesville Works area. Tierra has agreed to participate in the RIFS as required by the Director's Order. In March 2002, Tierra submitted a remedial investigation report covering the entire site to the OEPA. The OEPA has commented on the remedial investigation report, and it was finalized in 2003. Tierra will submit required feasibility reports separately. As of December 31, 2003, it is estimated that the remaining cost of performing the RIFS will be approximately US$0.6 million. In spite of the many remedial, maintenance and monitoring activities performed, the former Painesville Works site has been proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director's Order and OEPA's programs. The Company has reserved its estimated share of the cost to perform the RIFS and an additional US$0.6 million (as of December 31, 2003) for operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, the Company will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. Tierra has entered into an agreement with a developer for the possible development and use of all or portions of this site. While the developer is proceeding with its development plans, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

        Third Party Sites. Chemicals has also been designated as a potentially responsible party ("PRP") by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals' plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals' share of such costs cannot be estimated at this time. At December 31, 2003, the Company has reserved approximately US$4.7 million for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable. As discussed in the following paragraph, US$4.0 million of this amount was paid out in January 2004, leaving a reserve balance for third party sites of US$0.7 million.

        The Port of Houston Authority (the "Port") sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. Chemicals conveyed the Greens Bayou facility to a joint venture company in 1983 and later conveyed its interest in the joint venture company to Maxus. Subsequently in 1985, Maxus conveyed all interest in the joint venture company. Tierra is handling this matter on behalf of Occidental. While some of the substances of concern may have been manufactured at the Greens Bayou facility prior to these conveyances, Tierra and Maxus believe that any contamination of the Port's property that may have emanated from the Greens Bayou facility occurred after the conveyance of the joint venture in 1985 or has been remediated. The Port's claims have been settled for an initial payment of US$30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility. The estimated cost of such remediation is not expected to exceed a total of US$80 million. Pursuant to a cost sharing agreement among the defendants, Tierra (on behalf of Occidental) contributed US$6.3 million (US$2.3 million in December 2003 and US$4.0 million in January 2004) toward the settlement, subject to the defendants' agreement to arbitrate their respective obligations in connection with the settlement.

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

        There are several classes of property which YPF does not own in fee. YPF's petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of YPF associated with a particular property subject to the relevant concession revert to the sovereign. In addition, at December 31, 2003, YPF leased 76 service stations to third parties, and 1,787 service stations are owned by third parties and operated under a supply contract with YPF for the distribution of YPF products.

Regulatory Framework and Relationship with Argentine Government

  Overview

        The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the Hydrocarbons Law, which was adopted in 1967. The executive branch of the Argentine government applies this law through the national Secretary of Energy. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF's predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24.145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. However, the transfer of property to the provinces has not been implemented, since an amendment to the Hydrocarbons Law has not been enacted. In August 2003, executive Decree No. 546/03 transferred to the provinces the right to grant hydrocarbons exploitation and transportation concessions in certain locations designated as "transfer areas" as well as in other areas designated by the competent provincial authorities.

        In October 1994, the national constitution was amended. Article 124 establishes that natural resources existing within a province's territory are property of such province. Article 75 of the national constitution allows Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces where the mineral and hydrocarbon reservoirs are located will be responsible for carrying out these laws. Legislators have submitted to Congress new drafts of the Hydrocarbons Law. These drafts establish the provinces' ownership of the hydrocarbon reservoirs in accordance with Article 124. The enactment of the reforms is still pending and may take place during 2004.

        On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law, which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991, and had pegged the peso to the dollar on a one-to-one basis. In addition, Law No. 25,561 granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which the country was then immersed.

        After the enactment of the Public Emergency and Foreign Exchange System Reform Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina:

  •
  Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps.1.40 = US$1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps.1.00 = US$1.00. The deposits and obligations converted into pesos will be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (CER), to be published by the Argentine Central Bank. The aforementioned adjustments became effective retroactively as of February 4, 2002. Law No. 25,642 suspended the application of the CER to obligations of up to Ps.400,000 until September 30, 2002. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of YPF's dollar-denominated debt is governed by non-Argentine law.

  •
  Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all obligations outstanding among private parties at January 6, 2001 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos will be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of the goods or services that are the object of the obligation are higher or lower than its price expressed in pesos, then either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts.

  •
  Conversion into pesos at an exchange rate of Ps.1.00 = US$1.00 of all tariffs of public services and the imposition of a period of renegotiation with the governmental authorities thereafter.

  •
  Requirement that an authorization be obtained from the Argentine Central Bank prior to making certain wire transfers of funds to offshore accounts to repay certain credit obligations.

  •
  Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. Executive Decrees No. 310/2002 and No. 809/2002 (as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production) imposed certain customs duties on crude oil, LPG, gasoline, diesel and certain refined products exports. On May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and LNG was established at a rate of 20%.

  Exploration and Production

        The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina's hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

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

        Under the Hydrocarbons Law, the national executive may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in the Oil Deregulation Decrees, and permits covering areas in which YPF was operating at the date of the Privatization Law were granted to YPF by such law. In 1991, the national executive established a program under the Hydrocarbons Law (known as the Argentina Plan) pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not to exceed 10,000 square kilometers (15,000 square kilometers offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

        If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional 10 years by application to the executive branch. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See "—Transportation" below.

        Exploration permits and production concessions require holders to carry out all necessary work to find or extract hydrocarbons, using appropriate techniques, and to make specified investments. In addition, holders are required to:

  •
  avoid damage to oil fields and waste of hydrocarbons;

  •
  adopt adequate measures to avoid accidents and damage to agricultural activities, fishing industry, communications networks and the water table; and

  •
  comply with all applicable federal, provincial and municipal laws and regulations.

        Holders of production concessions, including YPF, also are required to pay royalties to the province where production occurs in the amount of 12% of the well-head price (equal to the FOB price less transportation costs and certain other reductions) of crude oil produced and 12% of the value of the used volume of natural gas produced, based on the sales price, less transportation, storage and treatment costs. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

        Exploration permits and production or transportation concessions will terminate upon any of the following events:

  •
  failure to pay annual surface taxes within three months of the date due;

  •
  failure to pay royalties within three months of the due date;

  •
  substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

  •
  repeated failure to provide information to, or facilitate inspection by, authorities or to utilize adequate technology in operations;

  •
  in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

  •
  bankruptcy of the permit or concession holder;

  •
  death or end of legal existence of the permit or concession holder; or

  •
  failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

        When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the Argentine government, without payment to the holder of the concession.

        The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF was exempted from such limit with regard to the exploration permits and production concessions awarded to it by Law 24,145. The National Directorate of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of Law 17,319, has objected to the award of new exploration permits and production concessions in which YPF has a 100% interest. If such limit is applied in the future, it may affect YPF's ability to acquire 100% of new exploration permits and/or exploitation concessions. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces in accordance with Decree No. 1055/89 and Law 24,145, YPF participates in competitive bidding rounds organized since 2000 by the provincial government of Neuquen for the award of contracts for the exploration of hydrocarbons.

  Security Zones Legislation

        Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government may be required:

  •
  for non-Argentine shareholders to acquire control of YPF; or

  •
  if and when the majority of the shares of YPF belong to non-Argentine shareholders, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones. Because approval of Class A shares is required for a change in control of YPF under its by-laws, and approval of the national executive or provincial governments is required for the grant or transfer of oil concessions, YPF believes that possible additional requirements under the security zone legislation will not have a significant impact on its operations.

  Natural Gas

        In June 1992, Law No. 24,076, referred to as the Natural Gas Law, was passed providing for the privatization of Gas del Estado and the deregulation of the price of natural gas. To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems). This is designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred into two new transportation companies. The Gas del Estado distribution system was divided into eight regional distribution companies, including two distribution companies serving the greater Buenos Aires area. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders. Likewise, in 1997, a distribution license for the Provinces of Chaco, Formosa, Entre Ríos, Corrientes and Misiones was granted to private bidders.

        The regulatory structure for the natural gas industry creates an open-access system, under which gas producers such as YPF will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

        New cross-border gas pipelines have been built to interconnect Argentina, Chile, Brazil and Uruguay and producers such as YPF are currently exporting natural gas to the Chilean and Brazilian markets. Exports of natural gas require prior approval by the Secretary of Energy. In 2001, Resolution No. 131/01 was passed by the Secretary of Energy to expedite the issuance of authorizations for natural gas exports. Decree No. 689/02 established an exception to the public emergency laws and regulations, providing that the prices of long-term natural gas sale agreements executed before the enactment of the Decree and denominated in US dollars, will not be converted into pesos (Ps.1 = US$1) when the natural gas is exported to third countries.

        In January 2004, executive decree No. 181/04 authorized the Secretary of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded form these negotiations. On April 2, 2004 the Secretary of Energy and gas producers signed an agreement, which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the

agreement is the implementation of a scheme for the normalization of the natural gas price. The main aspects of the agreement are: i) initially price adjustments are applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity is destined for the domestic market); ii) prices are adjusted from May 10, 2004; and iii) the Secretary of Energy shall implement in the future a progressive scheme for the normalization of the price of natural gas destined to the residential users.

  Transportation

        The Hydrocarbons Law permits the national executive to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Holders of production concessions are entitled to receive a transportation concession for their production. The term of a transportation concession may be extended for an additional ten-year term upon application to the executive branch. The holder of a transportation concession has the right to:

  •
  transport oil, gas, and petroleum products; and

  •
  construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

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

  Refining

        Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections. Registration in the registry of oil companies maintained by the Secretary of Energy also is required to operate a refinery in Argentina. The refineries operated by YPF are so registered. Registration is granted on the basis of general financial and technical standards.

  Market Regulation

        Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions have the right to produce and own oil and gas and are allowed to dispose of such production in the market without restriction. In 2002, Decree No. 867/02 declared a temporary emergency for the provision of hydrocarbons within Argentina for the period May through September 2002, and authorized the Secretary of Energy to establish the volume of crude oil and LPG to be sold in the domestic market until September 30, 2002. Moreover, Resolutions 140/02 and 166/02 (both derogated) established for the period June through September 2002 a percentage ceiling on crude oil exports.

        In March 2004, the Secretary of Energy issued resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and its consequences on the electricity wholesale prices. Among the measures adopted were:

  •
  the suspension of all exports of surpluses of natural gas that may be needed for internal consumption,

  •
  the suspension of automatic approvals of requests to export natural gas,

  •
  the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Secretary of Energy, and

  •
  authorizing the Sub-Secretary of Fuels to formulate a rationalization plan of gas exports and transportation capacity.

        In March 2004, the Sub-Secretary of Fuels, pursuant to the authority given to it under resolution No. 265/04, issued regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, regulation No. 27/04 established a limit on natural gas exports authorizations, which, absent an express authorization by the Sub-Secretary of Fuels, may not be granted for volumes exceeding exports registered during 2003. Based on the provisions of regulation 27/04, the Sub-Secretary of Fuels has instructed YPF to temporarily suspend certain exports of natural gas and to re-direct such natural gas volumes to the internal market. YPF has invoked the occurance of a Force Majeure event under the corresponding natural gas purchase and sale agreements and some of the counterparties thereto have rejected this invocation.

        In June 2004, the Secretary of Energy issued resolution No. 659/04 removing the limit on natural gas exports authorizations (based on a comparison of volumes to export in 2004 with volumes exported in 2003) established by regulation 27/04. In addition, resolution 659/04 established a new program for the adequate supply of natural gas to the internal market.

        At present YPF, as well as private companies producing oil and gas under service contracts with YPF, following conversion of such contracts to concessions, may sell their production in domestic or export markets, and refiners may obtain crude oil from suppliers within or outside Argentina.

        The Hydrocarbons Law authorizes the national executive to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the national executive finds domestic production to be insufficient to satisfy domestic demand. If the national executive restricts the export of oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

  •
  in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products; and

  •
  in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34° API

        Resolution No. 85/2003 of the Secretary of Energy ratified the agreement subscribed between crude oil producers including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil. This agreement provides that during the first quarter of 2003, the crude oil forwarded to the refineries by producers shall be invoiced and paid based on a WTI crude oil reference price of US$28.50 per barrel. The difference between this reference price and the actual WTI crude oil price, will be assigned to an "adjustment of price account" and the producer will receive the difference between the reference price and the actual WTI price from the moment that the actual WTI price falls below the reference price. The amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or entered into between January and March 2003 were to incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps.3.65=US$1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed US$35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased.

        On February 25, 2003 oil producers and refiners entered into a supplementary agreement to the agreement for the stability of the price of crude oil, gasoline and gas oil. The parties to this supplementary agreement agreed to extend the agreement for the stability of the crude oil, gasoline and gas oil until March 31, 2003 and to fix a maximum WTI reference price of US$36 per barrel in any agreement for the delivery of crude oil to the local market entered into between oil producers and refiners until March 31, 2003.

        Throughout 2003 and again in January 2004 oil producers and refiners extended the price stability agreement in respect of crude oil, gasoline and diesel. Moreover, the parties agreed that the amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of: (i) LIBOR plus 2% or (ii) 7% per year.

        In May 2004, a new agreement was adopted. This agreement establishes the application of a price calculation method for the determination of the price of the crude oil to be forwarded to the refineries by producers as from May 2004. In order to determine the price, the agreement provides for the application of two coefficients to the actual WTI price, depending on the quotation of the WTI crude oil price, as follows: (i) 0.86% when the WTI crude oil price falls below US$36 per barrel, and (ii) 0.80% when the WTI crude oil price is or exceeds US$36 per barrel.

        On April 2002, the national government and the main oil companies, including YPF, reached an agreement to regulate a subsidy provided by the Argentine government to the public bus transportation companies. This agreement, named "Convenio de Estabilidad de Suministro de Gas Oil" was approved by decree No. 652/02 and assured the transportation companies their necessary supply of gas oil at a fixed price of Ps. 0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies shall compensate for the difference between the fixed price and the market price using the credit generated by such difference through compensation against the payments that the oil companies have to pay in relation to their oil exports (custom duties). This agreement was extended through August 31, 2002. Through new price-stabilization agreements the subsidy was extended through March 31, 2004. Moreover, the subsidized gas oil price was increased up to Ps. 0.82 per liter.

  Taxation

        Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Holders of exploration permits and production concessions must pay an annual surface tax based on the area held. In addition, "net profit" (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders is subject to a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the national executive provides that YPF also is subject instead to the general Argentine tax regime.

        Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior fuel tax regime which was based on the regulated price. Law No. 24,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining as the minimum tax the old fixed value.

        In compliance with the provisions of the Public Emergency and Foreign Exchange System Reform Law, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002, as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production on May 11, 2004) customs duties on the export of crude oil at a rate of 25%, butane, methane and LPG at a rate of 20% and gasoline and diesel at a rate of 5%. Moreover, on May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and LNG was established at a rate of 20%.

        Certain contracts under which YPF exports gas provide that any tax (which definition YPF believes is inclusive of the above mentioned export duties) that is created after the execution of such agreements shall be borne by the buyer thereof. Consequently, it is reasonable to estimate that the applicable export duty will be not entirely borne by YPF.

  Antitrust Agreement

        On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF would be required to assume in the event that Repsol YPF acquires a majority of the share capital of YPF. Repsol YPF has, in a letter dated June 17, 1999, accepted the Ministry's requirements, which are described below:

  •
  Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimates that these contracts accounted for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

  •
  By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity at December 31, 1998 and of a number of service stations that account for a sales volume equivalent to that of Eg3 in 1998. Both of these requirements were satisfied through the swap agreement with Petrobras. In addition to Eg3, the swap agreement encompasses other assets located in Argentina. Repsol YPF received assets in Brazil valued at approximately US$559 million.

  •
  Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation project.

  •
  Repsol YPF must eliminate from YPF's LPG export contracts any provision prohibiting reimportation by the buyer.

  •
  By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimates that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

  •
  During the period until December 1, 2002, Repsol YPF must pass on in the form of price reductions any benefits resulting from economies of scale in its Argentine LPG operations resulting from the YPF acquisition. Repsol YPF believes that these benefits consisted mainly of cost reductions, which could be passed directly to consumers.

        YPF believes that it has complied with all of the obligations required in the letter delivered on June 16, 1999 by the Argentine Ministry of Economy and Public Works, and the Argentine government has not raised any objections to the performance of those obligations.

        On March 14, 2000, the Secretariat for the Defense of Competition and the Consumer of the Ministry of Economy (Secretaría de Defensa de la Competencia y del Consumidor del Ministerio de Economía) issued a press release stipulating the following series of guidelines establishing the manner in which Repsol YPF must meet its obligation under the June 16, 1999 letter of the Argentine Ministry of Economy and Public Works requiring that Repsol YPF dispose of refining assets and service stations in Argentina in connection with its acquisition of control of YPF:

(1)
Repsol YPF must make the required sale of service stations to a single purchaser.

(2)
The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF's share of the relevant geographical and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF's market share at YPF's pre-acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply of the block of service stations transferred.

(3)
The entity acquiring the service stations and refining assets must have no agreements with Repsol YPF. In addition, Repsol YPF may not transfer the assets to any related entity or to an entity which has a market share greater than 10% for each of refining and service station activities in Argentina.

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

        Repsol YPF believes that the acquisition of YPF will not be subject to further antitrust scrutiny in Argentina under existing law. However, the Ministry has not stated that there will be no further antitrust scrutiny and no assurances can be given that Repsol YPF will not be required to accept additional undertakings or other measures intended to address any perceived anti-competitive effects of the YPF acquisition.

  Repatriation of Foreign Currency

        Executive Decree No. 1589/89, relating to the Deregulation of the Upstream Oil Industry, allows YPF and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No.1589/89, YPF and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas sales, being required to repatriate the remaining 30% through the exchange markets of Argentina.

        In July 2002, Argentina's Attorney General issued an opinion (Dictamen 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1589/89. The Attorney General's opinion was based on the assumption that Decree No. 1589/89 had been superseded by other decrees (Decree No. 530/91 and 1606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General's opinion. On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank, and requesting confirmation of YPF's right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF's access to and use of 70% of the foreign exchange proceeds from its exports. This decision was appealed by the Central Bank and the Ministry of Economy.

        On December 27, 2002, the government issued Decree No. 2703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1589/89 has been repealed by Decree Nos. 530/91 and 1606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, in light of the Attorney General's opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1606/01 and Decree 2703/02. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2703/02, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil & gas companies during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2703/02. On February 6, 2004, the Court of Appeals dismissed YPF's motion for clarification, indicating that the regulations included in Decree 2703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF's access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy.

ITEM 5. Operating and Financial Review and Prospects

        You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report. YPF prepares its consolidated statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 13 and 14 to the Consolidated Financial Statements provide a summary and the effect of the significant differences on net income and shareholders' equity under Argentine GAAP and U.S. GAAP. Note 15 provide certain additional disclosures required under U.S. GAAP.

Summarized Income Statement

	Year Ended December 31,
	2003	2002	2001
	(in millions of pesos)
Net sales	21,172	19,745	17,942
Gross profit	9,849	8,517	7,201
Administrative expenses	(404)	(435)	(480)
Selling expenses	(1,184)	(1,115)	(1,721)
Exploration expenses	(277)	(242)	(224)
Operating income	7,984	6,725	4,776
Income (Loss) on long term investments	150	(450)	(227)
Amortization of goodwill	(4)	(18)	(42)
Other expenses, net	(156)	(277)	(206)
Financial income (expense), net and holding gains (losses)	(53)	(2,994)	(682)
Income (loss) from sale of long-term investments	—	690	(274)

Income before income tax, minority interest and preferred stock dividends	7,921	3,676	3,345
Income tax	(3,293)	(60)	(1,424)
Minority interest	—	—	(2)

Net income	4,628	3,616	1,919

YPF's Characteristics

        YPF's operations are affected mainly by changes in international oil prices and by economic changes in Argentina.

        The average export sales price per barrel realized by YPF from Argentina was US$ 27.23 in 2003, US$21.64 in 2002 and US$20.67 in 2001. Future changes in international oil prices and the fluctuation of the peso against the dollar will continue to affect YPF's results.

        YPF's results of operations are somewhat seasonal because of shift in demand between the summer and winter months. Weather patterns may also impact YPF's results, particularly affecting sales of natural gas to power generation plants, which activity decreases as high rainfall levels stimulates production of hydroelectric power.

        YPF conducts its main activities in Argentina, where 83% of total consolidated sales were made during 2003, including oil and products exports.

Critical Accounting Policies

  Basis of presentation of financial statements

        Our accounting policies are described in Notes 1 and 2 to the Consolidated Financial Statements. We prepare our Consolidated Financial Statements in conformity with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Argentine GAAP require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities of the financial statements. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

  Functional Currency

        YPF has determined the US dollar as its functional currency, because YPF transacts more of its operations in US dollars or indexed to US dollars than in any other currency. For U.S. GAAP reconciliation purposes, financial statements are remeasured into US dollars and the assets and liabilities translated into Argentine pesos at the exchange rate prevailing at year end and revenues, expenses, gains and losses are translated at the exchange rate existing at the time of each transaction, or, if appropriate, at a weighted average of the exchange rates during the year.

        In determining the functional currency, we make judgments based on the collective economic indicators affecting YPF. The economic indicators we review include the currency in which cash flows are denominated, how sales prices are determined, the sales markets in which we operate, how our operating costs are derived, how financing is obtained and the level of intercompany transactions with Repsol YPF. A significant change in the facts and the circumstances relating to the collective economic indicators discussed above would result in our reassessing the functional currency.

        The determination of the functional currency to be applied to a business for accounting purposes is a decision which impacts, among other things, the reported results of operations, the exchange income or losses recorded and the translation differences arising from, the conversion of its financial statements from the functional currency to the company's reporting currency.

  Oil and Gas reserves

        YPF prepares its assumptions and estimates regarding oil and gas reserves taking into consideration the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission and the accounting principles laid down by the U.S. Financial Accounting Standards Board. In accordance with these rules, proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrates with reasonable certainty that can be extracted from known fields in future years under existing economic and operating conditions, such as prices and costs as of the date of the estimates. Prices include consideration of changes in existing prices only by contractual arrangements, but not of escalations based upon future conditions. In order to estimate its proved reserves, YPF prepares internal studies and uses, to a certain extent, reports of independent engineers.

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

        Therefore, YPF's management must make reasonable and supportable assumptions and estimates with respect to (i) the market value of reserves, (ii) oil fields' production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) appropriate risk factors for unproved reserves and other factors. Such assumptions and estimates have a significant impact on evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect in the impairment tests on investments in areas with oil reserves.

        The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations and extrapolations of well information such as flow rates and reservoir pressure declines.

  Impact of Oil and Gas Reserves and Prices on Testing for Impairment

        Proved oil and gas properties held and used by YPF are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value.

        YPF performs asset valuation analyses on an ongoing basis as a part of its asset management program. In general, YPF does not view temporarily low oil prices as a triggering event for conducting the impairment tests. Accordingly, any impairment tests that YPF performs make use of YPF's long-term price assumptions for the crude oil and natural gas markets and petroleum products.

  Impairment of long-lived assets

        From January 1, 2003, YPF has assessed the recoverability of its held-for-use assets on a business segment basis for Argentine GAAP purposes. With respect to operations that were held pending sale or disposal, YPF's policy was to record these assets at amounts that did not exceed net realizable value.

        Oil and gas producing properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is determined by comparing the carrying value with the undiscounted future cash flow expected for the business segment.

The impairment is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves, adjusted for risks related to such reserves, in each field owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset. The estimated cash flows are based on future levels of production, the future commodity prices, lifting and development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic regulatory climates and other factors.

        Charges for impairment are recognized in YPF's results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions in certain countries. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charge on the property's book value.

  Depreciation

        Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2003, 2002 and 2001 YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps.1,789 million, Ps. 1,614 million and Ps. 1,815 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected by higher depreciation expense.

  Asset retirement obligations

        Asset retirement obligations are recorded following the provisions of Statement of Financial Accounting Standards ("SFAS") 143. Future estimated retirement obligations and removal costs are based on management's best estimate of the time that the event will occur and the assertion of costs to be met with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect in the liability and the related capitalized asset and in the future charges related to the retirement obligations.

  Environmental liabilities

        Environmental liabilities are recorded when environmental assessments and/or remediation are probable and material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or, YPF's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, YPF revises its estimate of costs to be incurred in environmental assessment and/or remediation. YPF has provided Ps.67 million, Ps.48 million and Ps.33 million as of December 31, 2003, 2002 and 2001, respectively in relation to environmental remediation.

  Litigation and other contingencies

        Reserves are established to cover litigation and other contingencies which are probable and can be reasonably estimated. The final costs arising from the litigation and other contingency may vary from YPF's estimates on differing interpretations of laws, opinions and final assessments on the amount of claims. As such, changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the amount of reserves for litigation and other contingencies recorded. YPF has recorded reserves of Ps.635 million, Ps.684 million and Ps.696 million as of December 31, 2003, 2002 and 2001, respectively.

  New professional accounting standards

        From January 1, 2003, YPF applies the new accounting principles in Argentina which introduced significant changes to the current standards in relation to valuation and disclosure criteria. (See Note 1(b) to the Consolidated Financial Statements). Comparative Consolidated Financial Statements and comparative information elsewhere, except where noted, were modified to give retroactive effect to the introduction of the new accounting principles.

        The application of these new accounting standards increased shareholder's equity by Ps.462 million, Ps.216 million and Ps.98 million as of December 31, 2002, 2001 and 2000 respectively.

  Presentation of financial statements

        The Consolidated Financial Statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Argentine GAAP until February 28, 2003, when the restatement in constant money was discontinued. See Note 1 to the Consolidated Financial Statements.

  U.S. GAAP Reconciliation

        The recurrent difference between YPF's net income under Argentine GAAP and its net income under U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 is due primarily to the remeasurement into functional currency and translation into reporting currency, the elimination of the restatement into Argentine constant pesos, the effects of the sale of noncurrent assets to related parties and the impairment of long-lived assets.

        Under Argentine GAAP, financial statements are presented in constant Argentine pesos ("reporting currency"). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

        Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined the U.S. dollar to be YPF's functional currency in accordance with the SFAS No. 52. Therefore, it has remeasured into U.S. dollars the Consolidated Financial Statements as of December 31, 2003, 2002 and 2001, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF's subsidiaries, YPF has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income.

        The amounts obtained from the remeasurement process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Argentine pesos Ps.2.93, Ps.3.37 and Ps.1.7 to US$1, as of December 31, 2003, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders' equity. As of December 31, 2003, 2002 and 2001, the remeasurement into functional currency and the translation into reporting currency increased/(decreased) net income in Ps.(1,629) million, Ps.1,382 million and Ps.(113) million, respectively.

        YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The mentioned proportional consolidation generated an increase of Ps. 2,509 million, Ps. 1,717 million and Ps. 2,291 million in total assets and total liabilities as of December 31, 2003, 2002 and 2001, respectively, and an increase of Ps. 4,401 million, Ps. 3,695 million and Ps. 2,939 million in net sales and Ps. 455 million, Ps. 374 million and Ps. 130 million in operating income for the years ended December 31, 2003, 2002 and 2001, respectively.

        From January 1, 2003, under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to operations that were held pending sale or disposal, YPF's policy was to record these assets at amounts that did not exceed net realizable value.

        Under U.S. GAAP, for proved oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-live assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, "Accounting for the Impairment of Long—Lived Assets", by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, YPF estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. Up to December 31, 2001, YPF assessed long-lived asset impairments in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The accumulated adjustments under U.S. GAAP of the impairment generated as of December 31, 2003, 2002 and 2001 were Ps.692 million, Ps.985 million and Ps.548 million, respectively, for the YPF's Exploration and Production segment, and Ps.12 million, Ps.16 million and Ps.9 million, respectively, for the Refining and Marketing segment, corresponding to investments in controlled companies. Impairment charges under U.S. GAAP amounted to Ps.6 million, Ps.45 million and Ps.128 million for the years ended December 31, 2003, 2002 and 2001, respectively. The impairment recorded in the years 2003 and 2002 was the result of studies conducted that have revealed a decrease in proved reserves. The main factor for the impairment in the year 2001 was the decline in the estimated oil and gas prices, which affected basically oil fields in the San Jorge Basin (Argentina).

        The adjusted basis after impairment results in lower depreciation under U.S. GAAP of Ps.174 million, Ps.144 million and Ps.30 million for the years ended December 31, 2003, 2002 and 2001, respectively.

        Under U.S. GAAP, results on sales of non current assets to related parties under common control and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on sales of non current assets and account receivables are recognized in the statement of income and the balance sheet, respectively.

        Financial Interpretation No. 46 ("FIN 46") and "FIN 46R" require, among other things, that existing unconsolidated variable entities ("VIE") to be consolidated by their primary beneficiary if the entities do not effectively disperse risks among parties involved. They also require certain disclosures by the primary beneficiary of a VIE and by an enterprise that holds significant variable interest in a VIE where the entity is not the primary beneficiary. As of December 31, 2003, the Company has operations with two VIE which have been created in order to structure YPF's future deliveries of oil as described in section "Transactions with unconsolidated Variable Interest Entities" ahead in this Item 5. Had the provisions of FIN 46 and FIN 46R being anticipated, the main effect of the consolidation of these VIE would have been the reclassification of the outstanding balance of the account "Net advances from crude oil purchasers" into the account "Loans" of the balance sheets.

        For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 13 to the consolidated financial statements.

Consolidated Oil and Gas Reserves and Production

        The following table sets forth YPF's estimated proved reserves of crude oil and natural gas on a consolidated basis at December 31, 2003, 2002 and 2001. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission.

	At December 31,
	2003	2002	2001
	(millions of barrels)
Estimated proved crude oil reserves(1)(2)
Developed	1,047	1,136	1,343
Undeveloped	222	251	322

Total	1,269	1,387	1,665

	(billions of cubic feet)
Estimated proved natural gas reserves(1)(2)
Developed	5,609	6,801	7,512
Undeveloped	2,371	2,173	2,667

Total	7,980	8,974	10,179

	(millions of barrels)
Crude oil production(1)(2)	157	160	182
	(billions of cubic feet)
Natural gas production(1)(2)	644	542	559

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

Overview of Consolidated Results of Operations

  Macroeconomic conditions

        During 2003, YPF enjoyed a better economic environment, both in Argentina and at the international level.

        At the international level, the principal world economies grew at a higher than expected rate in 2003, particularly in the second half of the year when the uncertainty surrounding the war in Iraq had dissipated. World wide economic growth was roughly 3.1% in 2003, with a strong expansion in Asia (6% excluding Japan), the recovery in the United States (3%) and low growth in the Euro zone (around 0.5%). In the regional context, Brazil's GDP decreased 0.2% in 2003, due among other factors, to the contractive monetary and fiscal polices applied by the new government during the year. Brazil's annual inflation was slightly above the 8.5% target set by Central Bank of Brazil.

        In Argentina, 2003 was a year of economic recovery. After the macroeconomic instability associated with the economic and financial crisis of 2001and 2002, GDP grew 8.7% in 2003. Argentina benefited from a favorable international environment in which high commodity prices pushed exports up by 14% over the past year. Trade surplus amounted to US$15.5 billion. Foreign Reserves at the Central Bank increased, reaching US$15 billion at the beginning of 2004.

        After reaching a peak of 41% in 2002, the inflation rate fell to only 3.7% in 2003, below the expectations of the government and of private forecasters. The value of the Argentine peso against the US dollar has risen in recent months. Fiscal accounts steadily improved thanks to increasing revenues associated with inflation and the new export tax. Tax revenue increased sharply, and fiscal spending pressures were resisted. The Fiscal surplus reached Ps.8.6 billion, exceeding in Ps.900 million the target set by the IMF program.

        At the beginning of 2003, Argentina reached an agreement with the IMF based on a short-term economic program providing a financial bridge for the political transition expected to take place after the presidential elections. The agreement with the IMF also unlocked lending from the World Bank and the Inter-American Development Bank. In September 2003 this agreement was replaced by a three-year loan agreement for US$ 12.3 billion. The first evaluation of the new agreement was approved by the IMF Board of Directors in January 2004, and the second evaluation was approved in March 2004.

        Although the social and economic situation of Argentina has improved, important issues remain unsolved, such as renegotiating the public debt and public utility contracts, restructuring the financial system and redesigning the fiscal federal regime. All these tasks are expected to be undertaken by the new administration with the support of the IMF and other multilateral organizations.

        The oil sector has been operating in an improving economic framework. Oil exports restrictions were lifted,and oil and gas companies' right to keep abroad up to 70% of their export proceeds was confirmed by Decree. See item 4. "Regulatory Framework and Relationship with Argentine Government—Repatriation of Foreign Currency".

        YPF cannot predict future macroeconomics events in Argentina or in the rest of the world, but it expects its domestic operations to continue being adversely affected by economic and political events in Argentina.

Results of Operations

        The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2003	2002	2001
	(percentage of net sales)
Net sales	100.0%	100.0%	100.0%
Cost of sales	(53.5)	(56.9)	(59.9)

Gross profit	46.5	43.1	40.1
Administrative expenses	(1.9)	(2.2)	(2.7)
Selling expenses	(5.6)	(5.6)	(9.6)
Exploration expenses	(1.3)	(1.2)	(1.2)

Operating income	37.7	34.1	26.6

        All the amounts were restated to constant pesos as of February 28, 2003 and also includes the retroactive effect of the application from January 1, 2003 of new generally accepted accounting standards in Argentina (see Note 1(b) to the Consolidated Financial Statements).

  Net Sales

        Net sales for the year ended December 31, 2003 were Ps.21,172 million compared with Ps.19,745 million in 2002, an increase of 7%. This increase mainly reflects a rise in domestic retail prices caused by the devaluation of the peso and inflation, an increase in sales of natural gas, reflecting both higher domestic demand and higher export sales, as well as an increase in crude oil prices during 2003. This was partially offset by lower crude oil production as well as a decrease in revenues in pesos from export sales due to the appreciation of the peso against the dollar.

        Net sales for the year ended December 31, 2002 were Ps.19,745 million compared with Ps.17,942 million in 2001, which represents an increase of 10%. This increase mainly reflects higher proceeds in pesos from the export of crude oil and products as a result of a favorable exchange rate on dollar-denominated exports partially compensated by a decrease in volumes sold both in the internal and external markets, as well as lower margins from natural gas retail sales due to price controls.

  Cost ot Sales

        The cost of sales in 2003 was Ps.11,323 million (including Ps.3,552 million from Global), compared to Ps.11,228 million (including Ps.2,604 million from Global) in 2002. Excluding Global cost of sales decreased Ps.853, a decrease of 10%, mainly attributable to lower refining and lifting costs, partially offset by higher depreciation of fixed assets.

        The cost of sales in 2002 was Ps.11,228 million (including Ps.2,604 million from Global), compared to Ps.10,741 million (including Ps.1,960 million from Global) in 2001. Cost of sales in Argentina rose in line with inflation (the increase in the wholesale price index was 118%). The decrease in cost of sales as a percentage of net sales mainly reflects lower growth of our cost of sales, which consists mainly of expenses incurred in pesos, as compared to the growth of our sales most of which are transacted in dollars. The lower growth of our cost of sales is mainly due to the appreciation of the dollar against the peso during 2002. Our costs in pesos increased approximately 107% during 2002, along with the wholesale price index, while the accumulated appreciation of the dollar for the same period was 237%.

  Operating Income

        Operating income in 2003 was Ps.7,984 million compared to Ps.6,725 million in 2002, which represents an increase of 19%. Operating income was positively affected in 2003 by an increase in gross profit of Ps.1,332 million, mainly due to an improvement in Refining and Marketing operating margins.

        Operating income in 2002 was Ps.6,725 million compared to Ps.4,776 million in 2001, an increase of 42%. Operating income was positively affected in 2002 by a decline of Ps.606 million in selling expenses mainly due to a decrease in allowances for doubtful trade receivables. Also contributing to the increase in operating income was an increase in gross profit of Ps.1,316 million, mainly reflecting the effect of the devaluation of the peso which resulted in an increase in the amount of local currency received from exports paid for in foreign currencies.

  Other Expenses

        Other expenses net decreased to Ps.156 million from Ps.277 million, mainly reflecting a decrease in write-offs of unrecoverable receivables, partially offset by an increase in provisions related to pending lawsuits.

        Other expenses net in 2002 amounted to Ps.277 million, an increase of 34% as compared to Ps.206 million during 2001, mainly reflecting a higher tax rate on checking account debits and credits, provisions related to pending lawsuits and write-offs of unrecoverable other receivables.

  Financial income (expense), net and holding gains (losses)

        In 2003 financial expense net was Ps.53 million compared to Ps.2,994 million in 2002. The significant decrease in financial expenses reflect the stabilization of the peso/dollar exchange rage during 2003 which had negatively impacted our results in 2002, as all of our financial debt is denominated in dollars. Also contributing to the decrease in financial expense was a decrease of Ps.428 million in interest expenses, reflecting the reduction in our debt during 2003 as well as the appreciation of the peso against the dollar.

        In 2002 financial expenses were affected by the impact of foreign exchange differences on liabilities of Ps.4,195 million principally related to the financial debt denominated in dollars and Ps. 2,049 million related to gains on assets denominated in dollars. In addition, an increase of the effect of the inflation adjustment method in the monetary net assets denominated in fixed pesos negatively impact results by Ps.494 million, reflecting the financial losses in the purchasing power of money of those net assets.

  Taxes

        Income tax expense during 2003 was Ps. 3,293 million compared to Ps. 60 million in 2002. The effective income tax rate for 2003 was 41.57%, compared to the statutory income tax rate of 35% and an effective income tax rate of 1.63% for 2002. The significant increase in the effective tax rate is primarily due to the non-recognition for tax purposes of higher depreciation expenses that resulted from the restatement in constant Argentine pesos of fixed assets and inventories.

        Income tax during 2002 was Ps.60 million compared to Ps.1,424 million in 2001. The decrease in the effective tax rate in 2002 was a consequence of smaller tax earnings which did not include among others Ps.1,756 million of translation gains of foreign assets.

  Net Income

        Net income for 2003 was Ps. 4,628 million compared to Ps. 3,616 million in 2002, an increase of 28%, mainly from higher operating income and lower financial net losses, partially offset by an increase in income tax expense for Ps. 3,233 million.

        Net income for 2002 was Ps.3,616 million in comparison to Ps.1,919 million in 2001, an increase of 88%, mainly from the increase in operating income, the income from sale of non current assets and the decrease of income tax, partially offset by the negative effect of exchange rate differences.

Results of Operations by Business Segment

        The tables below set forth YPF's net sales and revenues and operating income by business segment for 2003, 2002 and 2001, as well as the percentage changes in revenues for the periods shown.

	2003	2002	2001		2003 vs. 2002	2002 vs. 2001
	(millions of pesos)
Net sales and revenues
Exploration and Production	12,150	13,021	10,713		(6.69)%	21.54%
Refining and Marketing	18,313	17,072	11,889	(2)	7.27%	43.59%
Chemical	1,553	1,583	1,031		(1.90)%	53.54%
Natural Gas and Electricity(1)	418	347	246		20.46%	41.06%
Corporate and others	236	463	220		(49.03)%	110.45%
Consolidation adjustments	(11,498)	(12,741)	(6,157	)(2)	(9.76)%	(106.94)%

Total net sales and revenues	21,172	19,745	17,942		7.23%	10.05%

	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
	(millions of pesos)
Operating income
Exploration and Production	6,184	6,676	4,530	(7.37)%	47.37%
Refining and Marketing	1,554	(107)	388	(1552.34)%	(127.58)%
Chemical	387	340	—	13.82	—
Natural gas and Electricity	180	137	62	31.39%	120.97%
Corporate and others	(311)	(300)	(314)	3.67%	(4.46)%
Consolidation adjustments	(10)	(21)	110	(52.38)%	(119.09)%

Total	7,984	6,725	4,776	18.72%	40.81%

(1)
Natural gas sales are recorded in Exploration and Production segment.

(2)
Effective January 1, 2002, crude oil sales are conducted through the Refinig and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation Adjustments as of December 31, 2001 would have been approximately Ps.14,177 million and Ps.(8,444) million respectively.

  Exploration and Production

        Exploration and Production net sales during 2003 were Ps.12,150 million compared to Ps.13,021 million in 2002, which represents a decrease of 7%. Net crude oil sales decreased Ps.1,114 million mainly due to a reduction in sales volumes compared to 2002, reflecting lower crude oil production and a decrease in revenues in pesos due to the appreciation of the peso. During 2003 there was an increase of Ps.433 million in natural gas sales. This was partially offset by an increase in sales of natural gas, which demand increased due to stable prices in pesos which have remained frozen since 2001, leading to an increase of residential and industrial consumption, automobile fuel consumption and thermal generation of electricity. YPF expects that it will be able to increase natural gas prices in the near future.

        Crude oil, condensate and natural gas liquids production during 2003 decreased to 430 thousand barrels per day compared to 442 thousand barrels per day obtained in 2002, mainly as a result of the sale of production assets in Bolivia and a lower crude oil production in Argentina, natural gas production during 2003 increased to 1,767 million of cubic feet per day compared to 1,545 million of cubic feet per day in 2002.

        Exploration and Production operating income decreased 7% to Ps.6,184 million compared to Ps.6,676 million in 2002. This decrease mainly reflects a decrease of 7% in net sales during 2003.

        Exploration and Production net sales during 2002 were Ps.13,021 million compared to Ps.10,713 million in 2001, an increase of 22%. Net crude oil sales increased Ps.4,002 million mainly due to a higher exchange rate that favorably impacted both export and domestic sales. The impossibility of adjusting natural gas prices due to price controls in the domestic market partially offset higher revenue from crude oil sales resulting in a decrease in natural gas sales of Ps.533 million. The transfer of participation interests in companies of Venezuela and Bolivia to Repsol YPF and the disposition of assets in Indonesia reduced sales by approximately Ps.1,209 million. Exploration and Production sales include sales to related parties and intersegment sales.

        Crude oil, condensate and natural gas liquids production during 2002 decreased to 442 thousand barrels per day compared to 501 thousand barrels per day obtained in 2001, mainly as a result of the sale of interests in Indonesia, Venezuela and Bolivia. Natural gas production decreased to 1,545 million cubic feet per day in 2002 from 1,703 million cubic feet per day in 2001, also reflecting the sale of production assets.

        Exploration and Production operating income increased 47% to Ps.6,676 million compared to Ps.4,530 million in 2001. This increase reflects higher sales of Ps.3,469 million in Argentina thanks to higher prices in pesos, partially compensated by higher expenses in Argentina of Ps.836 million, originated by higher royalties payments of Ps.418 million, an increase in purchases of Ps.192 million and an increase of Ps.99 million in depreciation reflecting an increase in the level of investments in Argentine pesos. Exploration and Production operating income in 2001 included Ps.422 million related to assets sold in 2002.

  Refining and Marketing

        Net sales in 2003 were Ps.18,313 million, a 7% increase compared to Ps.17,072 million in 2002, mainly as a result of higher domestic prices, partially offset by lower revenues in pesos from foreign sales as a result of the appreciation of the peso. Sales volumes of gasoline and diesel in the local market decreased 10% and 4% respectively, while export sales of diesel and fuel oil increased by 6%.

        Operating income in 2003 was of Ps.1,554 million, compared to an operative loss of Ps.107 million in 2002, mainly as a result of better margins in the domestic market, principally diesel, gasolines and LPG. Refining cost per barrel in 2003 was Ps.5.6, compared to Ps.6.1 in 2002, an 8% decrease.

        Refinery throughput in 2003 reached 306 thousand barrels per day, representing an utilization rate of 93%. Processing capacity decreased to 333.75 thousand barrels per day during 2002 due to modifications made at the Luján de Cuyo refinery.

        Net sales in 2002 were Ps.17,072 million, a 44% increase compared to Ps.11,889 million in 2001, mainly reflecting an increase in sales of Ps.3,714 million due to the assumption by the Refining and Marketing division of the operations related to crude oil sales to third parties from Exploration and Production in 2001. We also registered an increase of Ps.1,469 million originated by higher revenues in pesos from exports due to the peso devaluation and higher prices of exports, partially offset by the implementation of government imposition of custom duties on exports since the second quarter of 2002. Refining and Marketing sales include sales to related parties and intercompany sales.

        Refining and Marketing operating loss in 2002 was Ps.107 million, compared to operating income of Ps.388 million in 2001. The operating loss mainly reflects the significant increase in crude oil prices in pesos which could not be completely transferred to end users due to the pesification of prices during first part of the year and lower demand during 2002, partially offset by lower marketing expenses that were nevertheless affected by higher transportation costs.

        Refinery throughput in 2002 reached 304,000 barrels per day, representing a utilization rate of 92%. Processing capacity decreased to 333,750 barrels per day during 2002 due to modifications made at the Luján de Cuyo refinery.

  Chemical

        Net sales during 2003 were Ps.1,553 million compared to Ps.1,583 million in 2002. This decrease reflects the effect of a 26% decrease in average sales prices in pesos partially offset by the increase in sales volumes of petrochemicals and derivative products.

        Operating income in 2003 was Ps.387 million, an increase of 14%, compared to Ps.340 million in 2002, reflecting higher margins in basic petrochemicals and derivative products such as urea and methanol which reached record production levels in 2003. Also contributing to the increase in operating income were higher margins from fertilizers produced by Profertil,S.A., which achieved a substantial improvement in operations that allowed it to reduce the consumption of natural gas, favourably impacting costs of operation.

        Net sales during 2002 were Ps.1,583 million, an increase of 54% compared to Ps.1,031 million in 2001, mainly reflecting an increase of volumes sold, accompanied by higher prices in domestic and international markets. Higher sales contributed to an increase of Ps.340 million in operating income compared to break-even results in 2001. Profertil also contributed Ps.109 million to 2002 operating income.

  Natural Gas and Electricity

        Net sales during 2003 were Ps.418 million compared to Ps.347 million in 2002. This increase reflects the effect of a 16.6% increase in sales volumes of Compañía Mega as well as higher prices obtained during 2003.

        Operating income in 2003 was Ps.180 million, an increase of 31.38% compared to Ps.137 million in 2002. The main cause of this increase was a better margins in ethane, propane, butane and natural gasoline produced by Compañía Mega.

        Net sales reached Ps.347 million in 2002 compared to Ps.246 million in 2001, mainly reflecting dollar-denominated sales of Mega, partially offset by domestic natural gas sale prices which remained frozen in pesos at their pre-devaluation level.

        Natural Gas and Electricity operating income increased 119% to Ps.137 million compared to Ps.62 million in 2001, mainly reflecting an increase of Ps.88 million in the operating income of Mega, which reflects higher proceeds in pesos from exports paid for in foreign currencies. See "Item 4. Information on the Company—Natural Gas and Electricity Markets Distribution—Natural Gas Liquids."

Liquidity and Capital Resources

  Financial Condition

        Total debt outstanding as of December 31, 2003 was US$ 1,073 million (Ps.3,145 million), consisting of short-term debt (including the current portion of long-term debt) of US$ 358 million (Ps. 1,049 million) and long-term debt of US$ 715 million (Ps. 2,096 million). As of December 31, 2003, almost all of our debt was denominated in U.S. Dollars. The main operations with derivatives are detailed in "Item 11: Quantitative and Qualitative Disclosures about Market Risk."

        Since September 2001, YPF has repurchased certain of its publicly-traded bonds in open market transactions on an arms' length basis. As of February 27, 2004 YPF has repurchased approximately US$ 263 million of its outstanding bonds, which have not been cancelled and remain in its investment portfolio. YPF may from time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF's own judgment the market conditions are attractive.

        Our current financing policy is to use cash flows provided by operating activities to fund both investing and operating activities, as well as to settle outstanding financial liabilities.

        Net cash flow provided by operating activities was Ps.7,427 million in 2003, as compared to Ps.6,124 million in 2002, an increase of 21%. This increase was principally due to the increase in operating income compared to 2002. Net income was Ps. 4,628 million in 2003 compared to Ps. 3,616 million in 2002, which represents an increase of Ps. 1,012 million. Additionally changes in working capital increase operating cash flow in Ps.307 million in 2003.

        The principal uses of cash from investing and financing activities in 2003, included Ps.2,419 million in fixed assets acquisitions and Ps.2,990 million for dividends paid and Ps.1,522 net repayments of outstanding loans. In 2002 the principal uses of cash from investing and financing activities included Ps.2,905 million in fixed assets acquisitions and Ps.4,030 million for net repayments of outstanding loans. Significant sources of cash for investing and financing activities in 2002 included proceeds of Ps.1,490 million from the sale of long-term investments, mainly the sales of YPF Chile, Repsol YPF Santa Cruz and Indonesia.

        The following table sets forth information with regard to our commitments for the periods indicated below with regard to our debt:

	Expected Maturity Date
	2004	2005	2006	2007	2008	Thereafter	Total
	(million of US$)
Debt	358	66	59	239	41	311	1,074

  Contractual Obligations

        The following table sets forth information with regard to YPF's commitments under commercial contracts for the years indicated below, as of December 31, 2003:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(million US$)
Contractual Obligations
Debt	1,074	358	125	280	311
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	163	46	75	30	12
Purchase Obligations(1)	1,590	188	306	222	874
Purchases of services	1,233	129	223	177	704
Purchases of goods	357	59	83	45	170
LPG	12	4	8	—	—
Electricity	140	10	20	20	90
Natural gas	118	39	43	13	23
Steam	87	6	12	12	57
Others	—	—	—	—	—
Other Liabilities(2)	2,433	1,930	229	147	127

Total	5,259	2,522	735	679	1,323

(1)
Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using YPF's best estimates.

(2)
Contingent liabilities, which amount to US$216.7 million, are not included in the contractual obligations table above, as the Company based on the evidence available to date, cannot reasonably estimate the settlement date such contingencies may become due.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(million US$)
Sale Commitments
Crude oil sales	424	88	176	160	—
Natural Gas sales	6,680	699	1,194	1,060	3,727
LPG sales	36	10	20	6	—
Other petroleum and petrochemical product sales	1,123	369	226	152	376
Services	59	19	40	—	—
Total	8,322	1,185	1,656	1,378	4,103

        YPF has additional commitments under derivatives contracts and guarantees. For a discussion of these additional commitments see "Item 11: Quantitative and Qualitative Disclosures About Market Risk" and "Guarantees Provided" below.

  Transactions With Unconsolidated Variable Interest Entities ("VIE")

        Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$381 million in 1996, US$300 million in 1998 and US$383 million in 2001, against future deliveries of oil. YPF's obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2003, the amount of FOS customer advances recorded on our consolidated balance sheet was Ps.1,141 million (US$ 390 million). The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligations to deliver crude oil under the 1998 and 2001 agreements will continue through June 2008 and December 2008, respectively.

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

        YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF's exposure derives from various crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil. See "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk—Crude Oil Price Swaps", and "Item 7. Major Shareholders and Related Party Transactions." See Note 14 (n) to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

        The following provides an overview of the outstanding FOS transactions:

	FOS II	FOS III(2)
Date	June 24, 1998	December 31, 2001
Net proceeds(1)	US$299,967,289	US$382,693,787
SPE	Oil Enterprises Ltd.	Oil International Limited
SPE Debt	US$315 million 6.239% notes	US$200 million 3.98% notes/ US$162.7 million 3.90% notes
Purchaser	Morgan Guaranty Trust	Morgan Stanley Capital Group Limited (UK)
Marketer	YPF	Repsol YPF Trading & Transport, S.A.
Guarantee/hedge	Oil Price Hedge Agreement/ Default Insurance	Oil Price Hedge Agreement/ Contingent Supply Agreement/ Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,985	24,105,532
Average crude oil barrels per month	201,126	287,054
Term of transaction	10 years	7 years

(1)
The total sale amount under each FOS transaction is as follows: FOS II US$310,587,895 and FOS III US$400,000,000. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of each transaction.

(2)
The original FOS III debt was refinanced in December 2002 and further refinanced in February 2003.

        Repsol YPF has guaranteed various of YPF's obligations under the FOS III structure through a contingent supply agreement. Under the contingent supply agreement, Repsol YPF may be required to make up for any shortfall in the crude oil deliveries that YPF is required to make under the forward oil sale agreement. Additionally, if certain events of default occur under the contingent supply agreement, including failure to make up for YPF's delivery shortfalls, Repsol YPF may be required to deliver at one time all the crude oil that YPF was to deliver during the life of the forward oil sale agreement. If Repsol YPF is not able to deliver the amount of barrels not delivered by YPF, then Repsol YPF will be required to pay in cash an amount equivalent to the barrels of crude oil not yet delivered. Repsol YPF may also be required to deliver similar amounts of crude oil or pay similar amounts in cash if YPF decides to terminate the forward oil sale agreement and is not able to satisfy the amounts due and unpaid by YPF. The contingent supply agreement includes cross-default provisions that may be triggered if an event of default occurs with respect to the indebtedness of Repsol YPF or certain of its subsidiaries equal to or exceeding US$30 million. Under the contingent supply agreement, Repsol YPF has also agreed to indemnify the FOS III special purpose entity for certain taxes it may be required to reimburse to the holders of the notes issued by the special purpose entity and for any make-whole premium it may be required to pay in case of early redemption of those notes. Also in connection with FOS III, Repsol YPF has guaranteed YPF's obligations under the crude oil swap agreement related to FOS III.

        In December 2002, FOS III was refinanced through the issuance of two series of notes by a new special purpose entity. One of the series was guaranteed by default insurance policy issued by a third-party insurer. The proceeds from the insured and the uninsured notes were used to repay the original debt of the FOS III special purpose entity issued in December 2001 and to repurchase its preferred shares. The underlying oil supply contracts were assigned to the new special purpose entity. In February 2003, the new special purpose entity retired and replaced the uninsured notes by issuing a second series of insured notes guaranteed by a different third-party insurer. Repsol YPF has agreed to reimburse each insurer for any payment made under any of the default insurance policies covering the notes and has also guaranteed the special purpose entity's obligations in connection with such insurance policies. Repsol YPF has also provided indemnities and warranties to the underwriter of the notes. Neither Repsol YPF nor any of its affiliates received any proceeds from a third party or recognized any income as a direct result of this refinancing.

        The third-party insurer guaranteeing the series of FOS III insured notes issued in December 2002 is also a reinsurer of the insurance policy issued under FOS II. As part of the refinancing of FOS III, Repsol YPF agreed to reimburse this third-party insurer for any payment made by it as reinsurer in connection with the FOS II default insurance policy.

        YPF's monthly crude oil delivery obligations under the FOS transactions represent 6.87% of its monthly production as of December 31, 2003. Total remaining crude delivery obligations under the FOS transactions represent 20.20% of YPF's 2003 crude oil production and 14.27% of Repsol YPF's crude oil annual production. Total possible contingencies payable in cash by YPF under the FOS transactions have been estimated at approximately $531 million. Under an early termination scenario, if YPF is not able to deliver the required number of barrels from its own production, YPF may be required to purchase oil of similar quality in the open market.

        On March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS I and FOS II transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings, which would amount to approximately Ps.45 million plus interest and fines. On April 22, 2004, YPF presented their defense, rejecting the claim and arguing their position.

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

        With respect to bond issuances totalling US$649 million, YPF has agreed to clauses including, among others, to pay all amounts due on maturity and, subject to certain exceptions, not to establish liens or charges on its assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

        Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to the payment of principal of or interest on indebtedness equal to or exceeding US$20 million.

        As a result of these cross-default provisions, a default on the part of YPF or any of our consolidated subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. YPF believes that none of its debt or that of any of its consolidated subsidiaries is currently in default.

  Credit Rating

        On October 21, 2003, FITCH raised YPF's long-term debt to BB. YPF's long-term debt continues to be rated as "B1" by Moody's and as "BB" by Standard & Poor's. The outlook or rating watch for YPF at each of these rating agencies is currently set at "stable" by Standard & Poor's, Fitch IBCA and Moody's (which upgraded it from "negative" on October 20, 2003). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

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

  Guarantees Provided

        As of December 31, 2003, YPF had provided the following guarantees:

        YPF provided guarantees for marketing agreements entered into by certain subsidiaries for a total of US$41 million. Additionally, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. in a amount of approximately US$ 65 million, US$ 70 million and US$ 13 million, respectively, and signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$13 million. YPF has also signed guarantees in connection with the financing of the expansion of the plant of PBB Polisur in an amount of approximately US$149 million.

        YPF has pledged all shares of capital stock in Mega and Profertil S.A., and has committed, among other things, to maintain its interests in these companies until December 31, 2004 and December 31, 2010, respectively, as required by the corresponding financing agreements. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

        YPF may from time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF's own judgment the market conditions are attractive.

  Capital Investments and expenditures

        Capital investments in 2003 totaled approximately Ps.2,742 million. The table below sets forth YPF?s capital expenditures and investments by activity for each of the years ended 2003, 2002 and 2001.

	(In millions of Pesos)
	2003		2002		2001
		%		%		%
Capital expenditures and investments
Exploration and Production	2,471	90	2,400	79	2,402	79
Refining and Marketing	181	7	303	10	354	12
Chemical	47	2	148	5	222	7
Natural Gas and Electricity	4	—	150	5	6	—
Corporate and other	39	1	47	1	46	2

Total	2,742	100%	3,048	100%	3,030	100%

  Future capital expenditures and investments

        YPF has projected investments for 2004 to be approximately US$ 921 million, broken down by business segments as follows:

2004
(millions of US$)
Future Capital investments and Expenditures
Exploration and Production	668
Refining and Marketing	204
Chemical	31
Natural Gas and Electricity	18

921

        YPF expects to finance its 2004 capital expenditure budget mainly through cash from operations. Actual capital investments and exploration expenditures may differ from these estimates.

Research and Development

        Research and development activities are managed by Repsol YPF, consequently, YPF has no research and development expenditures. Repsol YPF intends to continue developing its potential for technological innovation consistently with its business growth. Repsol YPF's research and development activities are aimed to both develop new products and production processes in areas where using proprietary technology provides a competitive advantage, and to provide the necessary support to incorporate technological improvements to existing products and processes. The goal is the continuous search for excellence in product quality and production costs. Repsol YPF also undertakes longer-term and riskier projects to evaluate the future potential of new technologies.

        With these objectives in mind, in 2002 Repsol YPF opened its technology center in Móstoles (Madrid), one of the best technology centers in the international energy industry and which clearly reflects Repsol YPF's commitment to research and development. This center houses all of Repsol YPF's Research and Development and Technical Assistance facilities that were previously scattered throughout Spain. This center offers our researchers state-of-the-art facilities in terms of safety and health and environmental care, which are functional and flexible enough to undertake changes and development of future applications.

        Projects in Exploration and Production have focused principally on increasing oil recovery in oil fields, reducing production costs and minimizing the environmental impact of our operations.

ITEM 6. Directors, Senior Management and Employees

  Board of Directors

        Currently, YPF's Board of Directors consists of the following directors:

Name	Position	Class of Shares Represented	Director Since	Term Expires
Alfonso Cortina de Alcocer	Chairman and Director	D	1999	2005
José Ramón Blanco Balín	Director	D	1999	2005
Jorge Horacio Brito	Director	D	2004	2005
Carlos de la Vega	Director	D	1991	2004
Antonio Hernández-Gil Álvarez-Cienfuegos	Director	D	1999	2005
Alejandro Macfarlane	Director	D	1999	2004
Miguel Madanes	Director	D	1993	2004
Carlos Alberto Olivieri	Director	D	2002	2004
Alejandro Quiroga López	Director	D	2004	2005
José María Ranero Díaz	Director	D	2001	2005
Miguel Ángel Remón Gil	Director	D	1999	2005
Dante Rubén Patritti	Director	D	2004	2004
Carlos María Tombeur	Director	D	1999	2004
Ernesto Dardis	Director	A	2004	2005

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

        The current executive officers of YPF, their respective positions with YPF and the years they were appointed as executive officers are as follows (as reported to the local regulatory authorities):

Name	Position	Executive Officer Since
José María Ranero Díaz	General Manager	2000
Gonzalo López Fanjul	Director of General E. & P.—Argentina, Bolivia y Brasil	2004
Pascual Olmos	Director of General Refining & Marketing—Latin America	2002
Alfredo Pochintesta	Director of LPG—Latin America	1999
Alejandro Quiroga Lopez	Director of Legal Affairs	2001
Mateo Llurba	Director of Human Resources	2003
Fabián Falco	Director of External Relations	2001
Carlos Alberto Olivieri	Chief Financial Officer	2002
Alejandro Luchetta	Director of Trading—Latin America	2004

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

Name	Class of Shares Represented	Member Since	Term Expires
Mario E. Vázquez	D	1993	2004
Homero Braessas	D	1999	2004
Carlos Vidal	A	2004	2005

  Director's outside business interests and experience.

  Alfonso Cortina de Alcocer

        He has been Chairman and CEO of Repsol YPF S.A. since July 1999 (previously to that he was Chairman and CEO of Repsol S.A.). In July 1999, he was appointed as Chairman and CEO of YPF S.A. He graduated in Advanced Industrial Engineering and Economics and began his professional career in 1968 at the Banco de Vizcaya Group. From 1974 he has been Managing Director of Bancaya Inmobiliaria; Managing Director of Hispano Hipotecario, Sociedad de Crédito Hipotecario, S.A. (Hispano Americano Group); Chairman of Sociedad de Tasación, S.A.; Vice-Chairman and Managing Director and Chairman and Managing Director of Portland Valderribas, S.A. He has been a member of the Board of Directors of BBVA, Banco Zaragozano, Banco Central, FCC and Ferrovial.

  José Ramón Blanco Balín

        A Director of YPF since July 19, 1999 and Chief Operating Officer and Consejero Delegado of Repsol YPF. Before becoming Chief Operating Officer he was YPF's Corporate Vice President and, prior to that, he was a member of Repsol YPF's Board of Directors as well as President of the Audit Committee. He was the coordinator of the Committee for the integration of Repsol YPF and YPF. In 1982, he won by selection process the position of Financial Inspector of the Spanish Government, and later on held different positions in the private sector in the areas of finance and taxes. He is a director of Gas Natural SDG S.A., ERCROS, S.A. ENAGAS, S.A. and NH Hoteles, S.A.

  Jorge Horacio Brito

        A Director of YPF since April 2004; President of Banco Macro Bansud S.A.; President of Sud Valores S.A. Sociedad de Bolsa. A member of the Board of Directors of various financial corporations.

  Carlos de la Vega

        A Director of YPF since 1993; a director of La Caja ART since 1996 since april 2003 he is President of the Argentine Chamber of Commerce of which he also was President from 1988 to 1993. A former member of the Board of Directors and Director of Institutional Relations of Ciba-Geigy Argentina until 1996.

  Antonio Hernández-Gil Álvarez-Cienfuegos

        A Director of YPF since July 1, 1999; a Director of Repsol YPF; a Director of Barclays Bank, S.A. since 2004 Professor of Civil Law; Lawyer.

  Alejandro Macfarlane

        A Director of YPF since July 1999; President Grupo AM S.A.

  Miguel Madanes

        A Director of YPF since 1993; President of Nuem S.A.; President of Pentex S.A.; Executive Vice President of YPF S.A. 1995-1997; Chairman of the Board of Directors of YPF. 1997-1998; He was Vice President of the Board of Directors of YPF, 1998-1999; CEO of FATE S.A., 1976-1993; CEO of ALUAR S.A. 1978-1993; Member of the Board of Directors of YPF, 1991-1992; Member of the Government's Privatization Committee, 1989-1990; Industrial Engineer University of Buenos Aires.

  Ruben Patritti

        A Director of YPF since February 2004; He was General Director of the Exploration & Production Division in Latin America and former director of Exploration and Production of Astra Group. President of Upstream Commission from the Camera of the Oil Industry in Argentina and Vice-President of the Oil and Gas Argentine Institute. Oil and Reservoirs Engineer.

  Carlos Alberto Olivieri

        A Director of YPF since September 2002; Chief Financial Officer (CFO) of YPF. He has been associated with YPF since 1993 when he was appointed Vice President and General Controller. From 1999 to 2002, he was CFO of Quilmes Industrial S.A. and returned to YPF in september 2002. He was member of the Board of Directors of the Central Bank (1991) and Aerolìneas Argentinas S.A. from 1991 to 1992. He is a Certified Public Accountant and professor of Universidad del Cema and Di Tella in Argentina and invited fellow of Michigan University.

  Alejandro Quiroga López

        A Director of YPF since April 2004. He is Director of Legal Affairs of YPF; Former partner of the law firm of Nicholson & Cano. Foreign Associate at Davis, Polk & Wardwell; Former Sub Secretary of Banking & Insurance at the Ministry of Economy of Argentine. Professor of Commercial Law at Cema University; Lawyer.

  José María Ranero Díaz

        A Director of YPF since 2001, Country Manager of Repsol YPF in Argentina and General Manager of YPF since October 2000. President of Caveant S.A., Repsol YPF GAS S.A. and Poligas Luján S.A.C.I., Vice President of A-Evangelista S.A. In 1996, he was appointed President of Astra CAPSA and EG3. From 1990 to 1996, he held different managerial positions in Repsol YPF Exploration and Production business.

  Miguel Ángel Remón Gil

        Executive Vice President of Exploration and Production of Repsol YPF. He is a director of the board of Gas Natural SDG, S.A. In 1999 was appointed Senior Vice President of Planning, Control and Strategic Development of Repsol. In 1989, he was appointed General Director of Planning and Control at Repsol and since 1997 he has also been Manager of the Latin American area. From 1985 to 1989 he was Director of the E&P and Gas area of the Instituto Nacional de Hidrocarburos (Spain). He has spent his entire professional career in the energy sector.

  Carlos María Tombeur

        A Director of YPF S.A. since July 1, 1999. He is Partner at the law firm of Severgnini, Robiola, Grinberg & Larrechea; Attorney at Law.

  Ernesto Dardis

        A Director of YPF since 2004 in representation of the National Government. Since 2004 he is the Secretary of Production at the Ministry of Economy and Public Works of the province of Santa Cruz; prior to that from 1994-2003 he was Provincial Director of Energy and from 1991-1994 he was General Director of the Energetic Administration. Hydraulic Engineer.

  Executive Officer's business experience and functions within YPF.

  Gonzalo López Fanjul Argüelles

        Managing Director for Argentina, Bolivia and Brasil in the Vice-presidency of the Exploration and Production of Repsol YPF; Member of the Upstream Chamber of the Oil Industry in Argentina and President of the Argentine Oil and Gas Institute; Comahue Branch (Neuquén); previously, he was Director of the Neuquén Regional Offices for Exploration and Production; Mine Engineer.

  Pascual Olmos

        Managing Director of the Refining and Marketing Division of YPF Latin America. A Master in Economic Sciences and MBA from ISE (Barcelona 1976), he also attended INSEAD (Fonteneblueau), University of Michigan and the PADE (IESE, 1999).

  Alfredo Pochintesta

        General Director of Repsol YPF LPG Business for Latin America. A former Director of the ElectroGas Division in the Astra Group. Certified Public Accountant.

  Mateo Llurba

        Director of Human Resources of YPF since 2003; Gestion Recursos Tarragona from 1996 to 2003; From 1985 at 1995, he was head of department of Human Resources of Repsol Exploracion; Graduated in Social.

  Fabián Falco

        Director of External Relations of YPF since 2001. A former Director of External Relations and Corporate Marketing of Aguas Argentinas. A former Director of External Communications and Press of Bridas, S.A.

  Alejandro Luchetta

        Trading Director for Latin America of Repsol YPF Trading y Transporte (RYTTSA). Former Director Global Trading & Supply of RYTTSA Madrid. Since 1992 he held different positions in the Trading & Supply area of YPF being his former Manager of Trading & Supply of YPF. Industrial Engineer, ITBA, Columbia alumni.

The Audit Committee ("Comité de Auditoría")

        National Executive Decree No. 677, ("Regulations for the Transparency of Public Offerings") dated May 22, 2001, and Resolution N's 400/02 and 402/02 of National Commission of Values approved regulations of the Audit Committee. This regulation also requires that the by-laws or the regulations of the Board of Directors set forth the composition and regulations on the functioning of the audit committee. The majority of members of the to Audit Committee must be composed of independent directors.

        The Audit Committee of the Board of Directors or YPF was created on May 6, 2004 and approved the Regulations that govern the Audit Committee. It is comprised of three directors and two alternates members, elected to one-year term.

        The members of the Audit Committee are: President Miguel Madanes, Members: Carlos de la Vega and Carlos Olivieri and Alternative Members: Jorge Horacio Brito and Carlos María Tombeur.

        YPF's Audit Committee performs, among others, the following functions:

  •
  Periodic inspection of the preparation of financial and economic information of YPF.

  •
  Reviews and opines on the Board of Directors' proposal regarding the designation of the external auditors; and the renewal, termination and terms of their appointment; evaluates internal and external audit work; monitors YPF relationship with the external auditors; and assures their independence.

  •
  Pre-approves any non-audit services to be provided by the external auditors.

  •
  Provides appropriate disclosure in regards to operations in which there exists a conflict of interest with members of the corporate committees or controlling shareholders.

  •
  Opines on the reasonability of the proposals by the Board of Directors for fees and stock option plans of the directors and administrators of YPF.

  •
  Verifies compliance with applicable national or international regulations in matters related to behavior in the stock markets.

  •
  Ensures that the internal Codes of Ethics and Conduct and the stock markets codes, which are applicable to YPF and its subsidiaries, comply with normative demands and are adequate for YPF.

Disclosure Committee

        In February, 2003 YPF created a Disclosure Committee to perform, among other, the following functions:

  •
  To monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

  •
  To direct and coordinate the establishment and maintenance of:

  •
  Procedures for the preparation of accounting and financial information to be approved and filed by YPF or which is generally released to the markets;

  •
  Internal control systems that are adequate and efficient to ensure that the company YPF's financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by YPF, are accurate, reliable and clear;

  •
  Processes to identify risks to YPF's businesses and activities that are significant and that may affect the accounting and financial information to be approved and filed.

  •
  To assume the functions that the laws of the United States and the SEC regulations applicable to YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the SEC regulations dated August 29, 2002 ("Certification of Disclosure in Companies' Quarterly and Annual Reports"—SEC Release number 33-8124), in relation to the support for the certifications by YPF's Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by YPF of adequate procedures and controls for the generation of the information to be included in the annual report on Form 20-F, and other information of a financial nature.

  •
  To take on functions similar to those stipulated in the SEC regulations for a Disclosure Committee with regard to the existence and maintenance by YPF of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the Argentine stock market authorities (the Comisión Nacional de Valores de Argentina) and other regulators of the stock markets on which YPF's stock is traded.

  •
  To review and supervise YPF's procedures for the preparation and presentation of the following information:

  •
  Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which YPF's stock is traded.

  •
  Interim financial reports.

  •
  Press releases containing financial data on results, earnings, large acquisitions, divestments or any other information relevant to the shareholders.

  •
  General communications to the shareholders.

  •
  Presentations to analysts, investors, rating agencies and lending institutions.

  •
  To formulate proposals for an "Internal code of conduct on the stock markets" that follows applicable rules and regulations or any other standards deemed appropriate.

        The Disclosure Committee currently consists of:

Name	Position
Carlos Alberto Olivieri	Chief Financial Officer
José María Ranero Díaz	General Manager
Gonzalo López Fanjul	Director of General Exploration & Production—Latin America
Pascual Olmos	Director of General Refining & Marketing—Latin America
Alejandro Quiroga Lopez	Director of Legal Affairs
Mateo Llurba	Director of Human Resources
Fabián Falco	Director of External Relations
Jorge Genasetti	Director of Internal Audit—Latin America
Gabriel Leiva	Controller

Compliance with NYSE Listing Standards on Corporate Governance

        On November 4, 2003, the SEC approved new rules proposed by the New York Stock Exchange (NYSE) intended to strengthen corporate governance standards for listed companies.

        Because more than 50% of our voting power is held by another company, Repsol YPF, we would be not required to comply with the following NYSE corporate governance standards: (i) having a majority of independent directors (as defined by the NYSE), (ii) having nominating/ corporate governance committee meeting certain conditions, and (iii) having a compensation committee meeting certain requirements.

        YPF S.A. has adopted a code of ethics and conduct applicable to the Board of Directors and to all employees.

  Separate Meetings for Non-management Directors

        In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Argentine law, this practice is not contemplated and as such, the independent directors on the Board of Directors of YPF S.A. do not meet outside of the presence of the rest of directors.

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

        For the year ended December 31, 2003, the aggregate compensation accrued or paid to the members of the Board of Directors and YPF's executive officers for services in all capacities was Ps.10.24 million.

        During 2003, YPF's performance-based compensation programs included a Bonus Plan for 1,885 employees.

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

        In addition, Ps.4.27 million was accrued for eligible members of the Board of Directors and officers pursuant to the Selected Deferred Compensation Plan described in Note 9(c) to the Consolidated Financial Statements.

Employee Matters

        As of December 31 2003, YPF had approximately 9,395 employees, including approximately 5,167 employees of the Refining and Marketing business segment, approximately 1,339 employees of the Exploration and Production business segment, approximately 541 employees of the Chemical business segment, and approximately 70 employees of the Natural Gas and Electricity business segment.

        Approximately 45% of YPF's employees are represented by one labor union that negotiates labor agreements with YPF. The current labor agreement has a term of four years and expires in December 2004. YPF considers its current relations with its workforce to be good. See "Item 8: Financial Information—Legal Proceedings" for a description of litigation with certain former employees.

        As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws which amounted to Ps.686 million. In connection with the reduction in its workforce, YPF has received notice of approximately 6,991 lawsuits brought by former employees as of December 31, 2003. A substantial majority of such suits have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal or who allege various job-related illnesses and injuries and typically seek unspecified relief. The outcome of this type of litigation depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases.

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

        Maxus Energy Corporation (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. This company has other noncontributory pension plans for executive officers, select key employees and former employees of the Maxus Group. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee's years of service.

        The following table provides a breakdown of YPF's employees by business units.

Employees by Business Units
Exploration & Production	1,339
Domestic	1,266
International	73
Refining and Marketing	2,986
Domestic	2,898
International	88
OPESSA	2,181
Chemical	541
Natural Gas & Electricity	70
Corporate and Other	2,278

Total YPF	9,395

        The following table provides a breakdown of YPF's employees by geographic locations.

Employees by geographic location
Argentina	8,924
Rest of Latin America	311
USA	151
Spain	9

Total YPF	9,395

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

        Approximately 33.8 million of the Class C Shares, set aside for the benefit of employees in connection with YPF's privatization, were sold in a secondary public offering in July 1997. These Class C Shares were converted to Class D Shares upon the transfer. See "Item 4: Information on the Company—History and Development of YPF—Deregulation, Privatization and Recent Developments."

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

        As of March 19, 2004, there were approximately 223.9 million ADSs outstanding and approximately 112 holders of record of ADSs. Such ADSs represented approximately 56.9% of the total number of issued and outstanding Class D Shares as of March 19, 2004. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 0.28% of the total number of outstanding Class D Shares.

        Since Repsol YPF's acquiring control of YPF, YPF has engaged in various transactions with Repsol YPF. Some of these transactions have involved the transfer of YPF's ownership interest in some subsidiaries to Repsol YPF at fair market value. The most important asset sales are described in "Item 4: Information on the Company History and Development of YPF Deregulation, Privatization and Recent Developments."

        On December 31, 2001, YPF entered into a forward oil sale agreement with Repsol YPF providing for the forward sale of a fixed quantity of certain types of crude oil to be delivered monthly during seven years. The agreement was assigned to Hydrocarbons Traders Corp. (HTC) on the same date. In December 2002, in connection with the refinancing of FOS III, HTC assigned the agreement to Oil International Limited (OIL). Also as part of this refinancing, HTC repurchased its outstanding preferred shares, which had been originally purchased by Banco Zaragozano, a Spanish banking institution, and repaid the debt outstanding under a credit agreement in which BBVA was the sole lender. See "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Transactions With Unconsolidated Variable Interest Entities."

        HTC had also entered into a marketing agreement for the sale of the crude oil with Repsol YPF Trading & Transport, S.A. (RYTTSA), a consolidated subsidiary of Repsol YPF. This agreement was terminated in December 2002. Under the marketing agreement, RYTTSA acted as agent for HTC to arrange for the sale of the crude oil delivered to HTC by YPF.

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

ITEM 8. Financial Information

Financial Statements

        See Item 18 for our Consolidated Financial Statements.

Legal Proceedings

  YPF

        YPF, in the ordinary course of its business, is a party to various actions, including approximately 9,534 lawsuits involving claims of former employees of YPF as of December 31, 2003. See "Item 6: Directors, Senior Management and Employees—Employee Matters". The Privatization Law provides that the Argentine government assumes all contingent liabilities arising from events or transactions that had occurred, or acts or operations that had been completed, as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. Based on the previously established and the indemnity from the Argentine government with respect to pre 1991 contingent liabilities, YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF's financial condition or future results of operations. YPF does not believe that there are any legal or other proceedings pending to which YPF or any of its subsidiaries is a party or of which any of their property is subject which, individually or in the aggregate, could reasonably be likely to result in a material adverse effect on YPF's business, financial condition or results of operations.

        YPF does, however, note the following legal proceedings. For those marked with an asterisk (*) below, a provision has not been recorded as of December 31, 2003 or 2002, since information available prior to issuance of the financial statements indicated that it was remote that a liability had been incurred at the date of the financial statements, or the amount of loss could not be reasonably estimated. For those marked with two asterisks (**) below, a provision has not been recorded as of December 31, 2003 or 2002, since information available prior to issuance of the financial statements indicated that it was not probable that a liability had been incurred at such date. For all other loss contingencies described below, a provision totaling Ps. 340 million and Ps. 402 million as of December 31, 2003 and 2002, respectively, have been recorded.

        Under the Privatization Law of YPF, the Argentine government assumed certain obligations of YPF as of December 31, 1990. Decree 546/93, concerning the Privatization Law, set forth limitations concerning legal fees and expenses in connection with these liabilities. The Argentine government will assume these costs as long as the fees and expenses agreed upon are fixed and are not contingent upon the amounts in dispute. YPF is required to keep the Argentine government apprised of any claim against YPF arising from the obligations assumed by the Argentine government. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payments of amount established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by Argentina pursuant to the above-mentioned indemnity.

        YPF has been sued by former employees who were laid off as a result of personnel reductions in connection with the privatization of YPF. YPF believes that proper reserves have been made in connection with these contingencies. YPF does not expect the outcome of these lawsuits to have a material adverse effect on its financial condition or future results of operations.

        In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current exploitation concession in the Acambuco area claiming damages to its forestry business in the Acambuco area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable in such proportion. The plaintiff is also asking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of the complaint has not been established yet, in January 2002 Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps.50 million (approximately US$17.06 million). The court in which the suit was filed declared itself without jurisdiction to hear the suit, a decision which the plaintiff has appealed.(*)

        On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and by-products, as provided by Executive Decree 1589/89, had been implicitly abolished by the new exchange regime established by Executive Decree 1606/02. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF's access to and use of 70% of the foreign exchange proceeds from its hydrocarbon exports.. Following the enactment of Decree No. 2703/02 in December 2002, YPF expanded the object of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this Decree. See "Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government-Repatriation of Foreign Currency. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No.2,703 in 2002, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeal's decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil & gas companies into domestic currency. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil & gas companies during the period between the issuance of Decree No. 1606/01 and the issuance of Decree 2,703. On February 6, 2004, the Court of Appeals dismissed YPF's motion for clarification, indicating that the regulations included in Decree 1,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF's access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy.(**)

        The Argentine provinces where oil and gas production activities are carried out have objected to the US dollar/peso exchange rates applied by oil producers, including YPF, to the payment of hydrocarbon royalties. YPF has reached agreement with the provinces of Rio Negro, Chubut, Santa Cruz and Mendoza, which agreements were officially approved by the Argentine Ministry of Energy, thereby resolving the dispute. YPF has not reached agreement with the provinces of Salta and Tierra del Fuego.

        In October 2002 YPF and Repsol YPF Gas S.A received the notification of a complaint initiated by Autogas S.A. The complaint was answered on December 12, 2002, and no further procedures have taken place since that date. Autogas claims damages in the amount of Ps.117.3 million (approximately US$ 39.98 million) for YPF's alleged exercise of its dominant market position in the LPG market, alleged breach of contract and violation of the trademark laws during the period from 1994 to 1997. YPF believes that the lawsuit is without merit and that documents filed at trial have so far failed to prove a causal connection between the alleged misconduct and the amount of damages sought.(*)

        In May 2002 the Centro de Retirados de la Armada Nacional sued Repsol YPF seeking that it remediate alleged environmental damages in Rio de La Plata, Rio Santiago and Pluma Rio Santiago

due to water contamination allegedly caused by the operations of the La Plata refinery. The complaint estimates the cost of compliance at US$1,391 million. YPF believes that the majority of environmental damages alleged by the plaintiff, if proven, would be attributable to events that occurred prior to YPF's privatization and would therefore be the sole responsibility of the Argentine government in accordance with the Privatization Law of YPF. The complaint has not yet been served. (*)

        In April 2002 the Sub-secretary of Energy for the Province of Neuquén imposed a fine on YPF of Ps.27 million (approximately US$9.21 million), including penalties and interest, for excess gas venting in the Loma La Lata, Cerro Bandera and Filo Morado gas fields, between 1995 and 1997. YPF has appealed the fine. The Sub-secretary of Energy for the Province of Neuquén has subsequently reduced the fine to Ps. 701,263, which amount has been cancelled.

        In July 2002 EDF Internacional S.A. ("EDF") initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. EDF claims from Repsol YPF and YPF the payment of US$69 million. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A. (subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso which EDF considers occurred in part prior to December 31, 2001. YPF's position is that the change in the exchange rate did not occur prior to January 2002 and, therefore, EDF is not entitled to the purchase price adjustment. YPF has lodged a counterclaim against EDF in the amount of US$13.85 million as a purchase price adjustment. YPF's management believes that EDF's position is without merit. During the year 2003 the arbitral tribunal had substantiated the defence of jurisdiction submitted by Repsol YPF, based on the circumstance that it was not a party at the Stock Purchase Agreement subscribed by Astra Compañía Argentina de Petróleo S.A. A decision on that respect is expected for the first months of the year 2004, after which the arbitral tribunal should continue the proceedings regarding the claims of the parties.(**)

        An action has been brought against YPF for a total amount of US$457 million by the Confederación Indígena del Neuquén, the Agrupación Mapuche Paynemil, the Agrupación Lof Comunidad Kaxipayiñ and 95 individuals members of these associations claiming damages for contractual termination and damages caused by hydrocarbon exploration and exploitation activities in the Loma La Lata-Sierra Barrosa site in the Province of Neuquén. The claim is based on alleged damages caused to the Mapuche native community and culture, as well as physical and psychological health impairments, site contamination and environmental and moral damages. The plaintiffs have claimed that US$306 million of the total claim is for remediation purposes. YPF has notified the Argentine Government of this lawsuit pursuant to the Privatization Law of YPF. YPF considers this suit to be without merit.(*)

        On November 17, 2003, the National Antitrust Commission (CDNC) requested explanations, within the framework of an official investigation under the terms of Art. 29 of the Antitrust Act, from a group of almost 30 (thirty) natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF when it was state-owned and YPFB (the Bolivian state-owned oil company), under which CNDC—YPF sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. At this point, the CNDC may accept YPF's explanations or launch a criminal investigation.(*)

        In October 2002, YPF was notified of complaints by neighbors of a YPF service station claiming US$21.56 million in damages allegedly resulting from a fuel leakage coming from that station.(*)

        Between March and June 2002, the Province of Neuquén issued several orders against YPF claiming Ps.4.66 million in fees for the use of Colorado River waters. In October 2002, upon posting as collateral the full amount claimed in the action, YPF appealed the orders before the Supreme Court of the Province of Neuquén. YPF believes that the claim is without substantial merit and that the fees claimed are disproportionate.(*)

        On March 22, 1999, YPF was notified of Resolution No. 189/99 from the Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the company of Ps.109 million, for allegedly abusing its dominant position in the bulk LPG market due to the existence of different prices between exports of LPG and sales in the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine which YPF proceed to pay.

        In March 22, 1999, National Antitrust Commission (CNDC) Decision No. 189/99 ordered an investigation into whether abuse of a dominant market position, which occurred during the period from 1993 until September 1997 had been repeated in the period from October 1997 until March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of a dominant market position had occurred during this period. On January 20, 2004, YPF filed a response seeking to have the decision reversed on the basis of the procedural defects, the application of the statute of limitations and certain substantive defences. Considering the criterion settled by the Argentine Supreme Court in relation to the process of law against YPF for the period from 1993 through 1997, which established the term for administrative infractions (under Law No. 22,262) for two years, the mentioned claim for the application of the statutes of limitation should prosper. Since the imputed conduct occurred before September 29, 1999, effective date of the new law, YPF believes that the applicable law to the proceeding is Law No. 22,262, instead of the new Antitrust Protection Law (No. 25,156). YPF filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations, without deciding in advance on the prescription claimed by YPF; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution which ordered the charge because of a lack of majority and prejudgment.(**)

        On November 7, 2003, the then-National Deputies, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against YPF for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted in selling bulk LPG in the domestic market at prices greater than those of the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to YPF, and request from it explanations under the terms of Art. 29 of the Antitrust Act. On January 21, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed. At this point, the CNDC may accept YPF's explanations or launch a criminal investigation. YPF contends that it did not restrict LPG supply in the domestic market during the relevant period and that during this period all domestic demand for LPG could have been supplied by YPF's competitors' production, and therefore YPF's market share could not be deemed a dominant position.(*)

        Certain claims have been made by various landowners seeking damages or compensation from YPF in connection with YPF's hydrocarbons exploration and exploitation activities, including claims for payments for the arid land and gravel used. The legality, valuation and quantification of these claims are under discussion. The total amount of all such claims could potentially reach Ps. 18 million.

        YPF has filed an appeal before the National Administrative Court of Appeals, in which it challenges the decision of the National Customs Administration ordering the company to reimburse all tax refunds collected on account of hydrocarbon exports made in the years 1993 and 1994. The Federal

Administration of Public Revenues (AFIP) initiated tax summary proceedings against YPF requesting the repayment of refunds for an amount of 15,983,428 Argentine Pesos, plus interest amounting to 33,186,872 Argentine Pesos. YPF objected to such proceedings based on various grounds, the most important being the fact that the claim does not constitute a liquid and payable debt, since the aforementioned appeal filed by the company before the National Administrative Court of Appeals is pending resolution.

        On March 29, 2004, the Province of Neuquen fied a complaint for an undetermined amount against YPF, claiming the payment of compensations on account of easements on provincial fiscal lands located is areas granted to YPF as concessionaire of hydrocarbon exploitation rights. The complain also ask for compensation for the use of certain materials that YPF allegedly removed from fiscal lands and for the loss of opportunity due to YPF's alleged interference with the development of irrigation works in the Loma La Lata field. YPF is requesting that the complaint be dismissed on grounds that certain provisions of the Mining Code establish the gratuitous nature of such easements. YPF has also argued that the materials founds on fiscal lands are of common use, provided the Province has not granted the rights thereof to third-parties and that the regular exercise of easement rights imply restrictions to their owners' domain, and that the claim is not supported by the evidence on record.(*)

        On April 20, 2004, YPF was notified of an arbitration complaint filed by CMS ENSENADA S.A. in connection with a supply contract for electric power and vapor to La Plata Refinery, entered into on August 16, 1995 between YPF and Energía y Vapor S.A.—CMS Ensenada S.A., UTE (subsequently succeeded by CMS ENSENADA S.A.). CMS asserts that payments by YPF for electricity and vapor supplied under the agreement must be made in the currency originally agreed-upon (United States USD) and not in Argentine pesos. It argues that the "pesification" of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF is preparing an answer to the complaint.(*)

        The AFIP (Administratión Federal de Ingresos Públicos) has filed a claim regarding the way in which YPF has calculated its hydro infrastructure and diesel fuel tax liabilities, in relation to gasoline and diesel fuel export sales from January to December 2002 and from June 2001 to March 2002, respectively, for a total amount of Ps. 176 plus interests. Management believes that strong legal and constitutional reasons exist to consider that the claims are without merit. Consequently, YPF made a judicial presentation challenging the claim and obtained an injunction in order to prevent the AFIP from attempting to collect the mentioned taxes.(**)

        Additionally, YPF has received other claims for approximately Ps.442 million, which had not been reserved since management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such, claims.

  YPF International—YPF Holdings

        In the following discussion, references to YPF International and YPF Holdings include, as appropriate, references to Maxus and CLH, which has assumed certain of Maxus' obligations in respect of Chemicals.

        The following is a brief description of certain potential environmental and other liabilities of Maxus, which mostly arise in connection with the sale of Chemicals to a subsidiary of Occidental in 1986. Under the stock purchase agreement related to that sale, Maxus assumed certain liabilities related to past operations of Chemicals.

        In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the

Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus' aggregate exposure for this cost sharing being limited to US$75 million. Henkel Corporation was assigned certain of Chemicals' and Occidental's rights and obligations under such indemnity. The total expended by the Company under this cost sharing arrangement was approximately US$64.2 million as of December 31, 2004. The remaining portion of this cost sharing arrangement has been reserved.

        Tierra has agreed to assume essentially all of Maxus' aforesaid indemnity obligations to Occidental in respect of Chemicals.

        As of December 31, 2003, Maxus had established reserves in the amount of approximately US$66.3 million to cover all material contingencies related to the environmental liabilities assumed under the stock purchase agreement. Maxus believes that these reserves are adequate to cover all material contingencies to the extent that they are probable and reasonably estimable. Nevertheless, changes in the current circumstances, including the assessment of natural resources damages could result in increase of these liabilities in the future.

        A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the "EPA"), the New Jersey Department of Environmental Protection and Energy (the "DEP") and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals' former Newark, New Jersey agricultural chemicals plant. In 1998, the EPA approved the remedial design. The construction of the approved remedy was substantially completed in early 2002. The facility is in an optimization phase, which includes testing and related operations and is expected to continue through 2004. This work is being supervised and paid for by Tierra Solutions, Inc. ("Tierra", a subsidiary of YPF) pursuant to the above described indemnification obligation to Occidental. The Company has fully reserved the estimated costs required to complete the optimization phase and thereafter to conduct ongoing operation and maintenance of such remedy (at an average cost of approximately US$1 million annually) for 9 years from and after January 1, 2004.

        In September 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have an obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to "Agent Orange" and vinyl chloride monomer (VCM), notwithstanding the fact that (a) the agreement contains a 12-year cut-off date for defense and indemnity with respect to most litigation, and (b) Tierra is not a party to the agreement. Maxus and Tierra do not believe Occidental's claims have substantial merit. In this regard, in June 2003 the U.S. Supreme Court affirmed, by a four to four vote, a decision of the Second Circuit Court of Appeals which held that the 1984 settlement of the claims of Vietnam veterans does not preclude certain Vietnam veterans from asserting claims alleging injury due to Agent Orange exposure. While Maxus believes that there are a number of valid defenses to any claims that may be asserted by Vietnam veterans who are not bound by the terms of the 1984 settlement, it also believes that Occidental is responsible for any Agent Orange lawsuits filed after the September 4, 1998 cut-off date.(*)

        Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemical's former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. As agreed with Maxus, Tierra Solutions, Inc. ("Tierra", a subsidiary of YPF) is conducting further testing and studies pursuant to an agreement with the "EPA" to characterize contaminated sediment and biota, as well as the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. Maxus expects to complete these tests and studies in 2004 at a cost of approximately US$7.9 million after

December 31, 2003, which amount has been fully reserved. Maxus cannot reasonably forecast what remedial program, if any, will be proposed for the Passaic River or the Newark Bay watershed and, therefore, cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River.

        On September 19, 2003, the New Jersey Department of Environmental Protection and Energy (the "DEP") issued a directive seeking to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. The directive was served on approximately 66 entities (including Maxus, Occidental and certain of their affiliates) and asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. Maxus and Tierra have filed a response to the directive which sets forth both how these parties are complying with the directive and defenses thereto.(**)

        In addition, on November 2003, several environmental groups sent a Notice of Intent to sue to Tierra, Maxus and others stating their intention to sue for "abatement of an imminent and substantial endangerment to health and environment" in connection with alleged discharges from Chemicals' former Newark plant. On February 13, 2004, the EPA and Occidental entered into an administrative order on consent pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. Once the work plan for and estimated cost of these studies have been determined, an appropriate reserve will be established. Tierra and Maxus believe the concerns raised by these groups are being addressed through existing regulatory mechanisms, including the administrative order on consent, and the threatened litigation is unnecessary.(*)

        Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey. According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County, New Jersey. Tierra, pursuant to an agreement with Maxus, is performing investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. While Tierra has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. As of December 31, 2003, Maxus had reserved US$29.6 million for the estimated cost of the investigations and remedial work to be performed. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called "orphan" chrome sites located in Hudson County. In that regard, Occidental and Maxus have declined participation as to those sites for which Maxus believes there is no evidence of residue generated by Chemicals.

        Chemicals has also been designated as a potentially responsible party by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, with respect to a number of third party sites where hazardous substances from Chemicals' plant operations allegedly were disposed or have come to be located. Numerous potentially responsible parties have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although potentially responsible parties are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other potentially responsible parties and, as a practical matter, cost sharing between them is usually effected by agreement. At a number of these sites, the ultimate response cost and Chemicals' share of such costs cannot be estimated at this time. Maxus has reserved approximately US$4.7 million for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable.

        In February 2001, the Port of Houston Authority (the "Port") sued a number of parties, including Occidental as successor to Chemicals, claiming damages to its property as a result of contamination allegedly emanating from, among other locations, Chemicals' former Greens Bayou facility. Tierra is handling this matter on behalf of Occidental. While some of the contaminating substances may have been manufactured at the Greens Bayou facility prior to its sale, Tierra and Maxus believe that any contamination of the Port's property that may have been caused by such facility occurred after the sale and conveyance of the Greens Bayou facility. The Port's claims have been settled for an initial payment of US$30 million and certain other undertakings, including an agreement to remediate several nearby properties. The estimated cost of such remediation is not expected to exceed US$80 million. Pursuant to a cost sharing agreement among the defendants, Tierra (on behalf of Occidental) contributed US$6.3 million toward the settlement, subject to the defendants' agreement to arbitrate their respective obligations in connection with the settlement. The arbitration is expected to begin in the second half of 2004.

        There are a number of other former Chemicals' plant sites for which Maxus has agreed to perform environmental remediation work on behalf of Occidental, which YPF believes will not have a material adverse result on its financial position.

        In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties' rights with respect to obligations for certain costs allegedly related to Chemicals' Ashtabula, Ohio facility, as well as certain other costs. Both Maxus and Occidental filed motions for partial summary judgment. In January 2002, the court granted Occidental's and denied Maxus' respective motions for partial summary judgment. Maxus believes the court erred and has appealed.(**)

        In May 2001, the Texas State Comptroller assessed Midgard Energy Company ("Midgard"), a subsidiary of Maxus, approximately US$26 million in Texas state franchise taxes, plus penalty and interest (currently estimated to be in excess of US$48 million), for periods from 1997 back to 1984. The basis for the assessments essentially is the Comptroller's attempt to characterize certain debt as capital contributions. Midgard believes the assessment is without substantial merit and has challenged the assessment through administrative appeals procedures.(**)

        On May 16, 2003, the U.S. Internal Revenue Service ("IRS") assessed Maxus (for 1994, 1995 and 1996) and the Company (for 1997) an aggregate of approximately US$24.3 million in additional income taxes. Maxus and the Company believe that most of these assessments are without substantial merit, and they have protested this assessment.(**)

        On January 30, 2004, the IRS assessed the Company an additional US$7.7 million in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. The Company is currently assessing this second assessment. YPF has until July 9, 2004 to respond to this additional assessment and its currently assessing it.

        See also the heading "Environmental Matters—YPF Holdings" under "Item 4: Information on the Company" of this annual report for a description.

Dividends Policy

        See "Item 3: Key Information—Dividends" and "Item 10: Additional Information—Dividends."

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

        The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange:

	High	Low
1999	44.50	26.63
2000	41.12	28.94
2001	30.35	16.10
2002	20.50	8.68
2003	37.35	12.99
2004(1)	44.00	35.95

(1)
through June 28, 2004

        The following table sets forth for each quarter of the most recent two financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange.

	High	Low
2002:
First Quarter	20.50	16.35
Second Quarter	18.65	8.68
Third Quarter	13.62	9.15
Fourth Quarter	13.05	9.28
2003:
First Quarter	18.78	12.99
Second Quarter	29.00	17.50
Third Quarter	27.05	23.99
Fourth Quarter	37.35	27.20
2004:
First Quarter	43.98	35.95

        The following table sets forth the high and low price in U.S. dollars of YPF's ADSs on the New York Stock Exchange for each of the most recent six months.

	High	Low
2003:
December	37.35	34.19
2004:
January	43.98	36.68
February	40.37	35.95
March	40.40	37.76
April	44.00	38.96
May	39.07	36.03
June(1)	39.85	37.85

(1)
through June 28, 2004

        As of January 1, 2004, there were approximately 223.97 million ADSs outstanding and approximately 112 holders of record of ADSs. Such ADSs represented approximately 56.9% of the total number of issued and outstanding Class D Shares, as of March 19, 2004.

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

  Argentine Equities Market

	2003(1)	2002	2001	2000	1999
Market capitalization (In millions of pesos)(1)	542,388	348,055	192,499	165,803	83,879
As percent of GDP(1)	205%	98%	71.6%	58.2%	30.0%
Volume (In millions of pesos)	84,496	72,429	34,868	45,220	50,790
Average daily trading volume (In millions of pesos)	339.34	308.21	143.55	181.45	184.07
Number of listed companies(1)	110	114	118	125	125

(1)
End-of-period figures for trading on the Buenos Aires Stock Exchange.

Source: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

        The following table sets forth, for the periods indicated, the high and low price in Argentine pesos of YPF's Class D Shares on the Buenos Aires Stock Market:

	High	Low
1999	43.75	26.50
2000	41.00	29.00
2001	30.50	16.00
2002	60.00	25.90
2003	110.00	43.75
2004(1)	126.00	103.00

(1)
through June 28, 2004

        The following table sets forth the high and low price in Argentine pesos of YPF's Class D Shares on the Buenos Aires Stock Market, for each quarter of the most recent two financial years as well as the first quarter of current fiscal year.

	High	Low
2002:
First Quarter	60.00	25.90
Second Quarter	59.00	37.00
Third Quarter	48.00	35.50
Fourth Quarter	47.30	38.00
2003:
First Quarter	54.50	43.75
Second Quarter	82.00	51.50
Third Quarter	80.00	71.50
Fourth Quarter	110.00	80.00
2004:
First Quarter	126.00	103.00

        The following table sets forth the high and low price in Argentine pesos of YPF's Class D Shares on the Buenos Aires Stock Exchange, for each of the most recent six months.

	High	Low
2003:
November	99.00	93.00
December	110.00	100.50
2004:
January	126.00	109.00
February	119.00	103.00
March	117.50	111.00
April	119.00	109.00
May	113.50	105.00
June(1)	117.00	111.00

(1)
through June 28, 2004.

        As of May 31, 2004, there were approximately 8,100 holders of Class D Shares.

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

        The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by YPF, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,
	1Q	2Q	3Q	4Q	Total
1999	0.22	0.22	0.22	0.22	0.88
2000	0.22	0.22	0.22	0.22	0.88
2001	0.22	2.00	—	2.00	4.22
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	—	9.00

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

        On November 7, 2002, the Board of Directors approved a dividend of 1,581 affecting the reserve for future dividends approved by the Shareholders' Meeting of April 10, 2002. Such dividend was mostly offset with certain receivables held with its majority shareholder as of such date, for an amount of 1,543, and the balance with minority shareholders was paid in cash with free available funds.

        On April 9, 2003, the Shareholders' Ordinary and Extraordinary Meeting, declared an annual dividend of Ps.5 per share, which was paid on April 22, 2003. In addition, the Shareholders' Meeting also approved a reserve for future dividends for Ps.1,023 million. On July 2, 2003, the Board of Directors approved a dividend of Ps.pnb .60 per share, to be paid out of the reserve for future dividends approved by the Shareholders' Meeting of April 9, 2003. The dividends were paid on July 15, 2003.

        On April 21, 2004, the Shareholders' Ordinary Meeting approved a dividend of 9 pesos per share or per American Depositary Receipt ("ADR"), which was paid on April 30, 2004; and also approved a

Ps. 1,770 million for future dividends. The remainder of the reserve for future dividends (Ps. 133 million) not distributed as of December 31, 2003 was carried forward as retained earnings. The Board has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the Company's economic and financial circumstances.

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

  •
  first, an amount equivalent to at least 5% of net income is segregated to build a legal reserve required by Argentine law (the "Legal Reserve") until such reserve is equal to 20% of the subscribed capital of YPF (plus adjustments to contributions);

  •
  second, an amount is segregated to pay the fees of the members of the Board of Directors and of the Supervisory Committee (see "Item 6: Directors, Senior Management and Employees—Compensation of Directors and Officers");

  •
  third, an amount is segregated to pay dividends on preferred stock, if any; and

  •
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

  •
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

  •
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

  •
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

Voting of the Underlying Class D Shares

        Under the Bylaws, each share entitles the holder thereof to one vote at any meeting of the shareholders of YPF, except that a specified number of Directors is elected by majority vote of each class (except as provided below). See "—Directors—Election of Directors" above for information regarding the number of directors that holders of each class of shares are entitled to elect and certain other provisions governing nomination and election of directors. The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of shareholders of YPF, it will mail a notice to the holders of American Depositary Receipts ("ADRs"), evidencing ADSs, registered on the books of the Depositary which will contain the following:

  •
  a summary in English of the information contained in the notice of such meeting;

  •
  a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, the Bylaws of YPF and the Class D Shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D Shares evidenced by their respective ADSs; and

  •
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

Certain Provisions Relating to Acquisitions of Shares

        Pursuant to the Bylaws:

  •
  each acquisition of shares or convertible securities, as a result of which the acquiror, directly or indirectly through or together with its affiliates and persons acting in concert with it (collectively, an "Offeror"), would own or control shares that, combined with such Offeror's prior holdings, if any, of shares of such class, would represent the lesser of

          —15% or more of the outstanding capital stock or

          —20% or more of the outstanding Class D Shares, and

  •
  each subsequent acquisition by an Offeror (other than subsequent acquisitions by an Offeror owning or controlling more than 50% of YPF's capital prior to such acquisition) (collectively, "Control Acquisitions"), must be carried out in accordance with the procedure described under "—Restrictions on Control Acquisitions" below.

        In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition ("Related Party Transaction"), must be carried out in accordance with the provisions described under "—Restrictions on Related Party Transactions." The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Transaction carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders' meetings.

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

        The following is a summary of certain Argentine and U.S. federal income tax matters that may be relevant to the acquisition, ownership and disposition of ADSs or Class D Shares of YPF. Currently, there is no tax treaty or convention in effect between Argentina and the United States.

Argentine Taxes

  General

        The following summary does not purport to be a comprehensive description of all of the Argentine tax considerations that may be relevant to a decision to acquire ADSs or Class D Shares of YPF. The summary is based upon the tax laws of Argentina and the regulations thereunder, as in effect on the date of this annual report. Such laws and regulations are subject to change. Prospective purchasers of ADSs or Class D Shares should consult their own tax advisors as to Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class D Shares in their particular circumstances.

  Taxation of Dividends

        Dividends of cash, property or capital stock of YPF to holders of Class D Shares or ADSs are currently exempt from Argentine withholding or other taxes. This exemption applies so long as the amount of the dividends distributed does not exceed YPF's net taxable income for the financial years preceding the date of the distribution of such dividends.

        Dividends distributed by an Argentine company will also not be subject to Argentine withholding or other tax to the extent that those dividends come from earnings from dividends or other distributions received by such company from other Argentine companies.

  Taxation of Capital Gains

        Capital gains derived by non-resident individuals or non-resident legal entities from the sale, exchange or other disposition of ADSs or Class D Shares are not subject to Argentine tax.

  Personal Assets Tax

        Argentine Law 25,585 was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002. Law 25,585 imposes a tax (the "Personal Assets Tax") on shares of stock corporations, such as ADSs or Class D Shares, or equity interests in companies regulated by the Argentine Companies Law, if the equity interests are owned by individual holders and/or undivided estates of the equity interests (regardless of whether domiciled within Argentina or in a foreign country). The Personal Assets Tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as ADSs or Class D Shares, and/or equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

        YPF is required to pay this tax on behalf of the holders of ADSs and Class D Shares. YPF has the right to obtain a refund of the amounts paid, even if this requires holding and/or foreclosing the property on which the tax is due, but to date no effective procedures have been developed to collect from YPF's shareholders the amount of this tax paid on their behalf.

        The tax rate applied is 0.50%. This tax is computed based on the value of YPF's shareholders' equity as stated on the most recent balance sheet of the company as of December 31 of the taxable year in question.

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

U.S. Federal Income Tax Considerations

        The following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of Class D Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire such securities. The discussion applies only if you hold Class D Shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers and traders in securities or foreign currencies;

  •
  persons holding Class D Shares or ADSs as part of a hedge, straddle or conversion transaction;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

  •
  persons liable for the alternative minimum tax;

  •
  tax-exempt organizations;

  •
  persons holding Class D Shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

  •
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

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

  •
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

        The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Argentine taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

  Taxation of Distributions

        Distributions paid on Class D Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Subject to meeting certain conditions, dividends paid to non-corporate holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favourable rate in their particular circumstances.

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

        Argentine taxes withheld from cash dividends on Class D Shares or ADSs may be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances. For this purpose, the dividends will generally constitute passive income. Instead of claiming a credit, you may, at your election, deduct such Argentine taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. Amounts paid on account of the Argentine Personal Assets Tax, if any, will not be eligible for credit against your U.S. federal income tax liability. You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

        The following quantitative and qualitative information is provided about financial instruments to which YPF is a party as of December 31, 2003, and from which YPF may incur future earnings or losses from changes in market, interest rates, foreign exchange rates or commodity prices. YPF does not enter into derivative or other financial instruments for trading purposes.

        This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in "Item 3: Key Information—Risk Factors."

Quantitative Disclosure

  Foreign currency exposure

        YPF had followed a policy of not hedging its debt obligations in U.S. dollars due to the fact that, in 1991, the Argentine government instituted a set of economic reforms known as the "Convertibility Plan", the centerpiece of which was a fixed rate of exchange between the Argentine peso and the U.S. dollar of one to one. However, in view of the Argentine economic crisis, the Argentine authorities implemented a number of monetary and exchange control measures, including the abolishment of the Convertibility Law. As a result, YPF is currently exposed to risks associated with changes in foreign currency exchange rates. See "Item 3: Key Information—Risk Factors."

        The table below provides information about YPF's assets and liabilities denominated in U.S. dollars, that may be sensitive to changes in foreign exchange rates.

	Expected maturity date
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(million of US$)
Assets	2,754	233	—	—	2,987
Accounts payable	315	23	—	—	338
Debt	354	125	280	311	1070
Others Liabilities	97	199	132	11	439

        For further information about foreign-currency-denominated assets and liabilities see Note 17(e) to the Consolidated Financial Statements.

  Crude oil price exposure

        YPF entered into price swap agreements in June 1998 and December 2001 on future oil delivery commitments, covering approximately 23.9 million and 24.1 million barrels of crude oil, respectively. These swap agreements are for periods of ten and seven years, respectively. These swap agreements were entered into in connection with advanced payments received by YPF for future crude-oil deliveries under forward crude oil sale agreements covering these same volumes of crude-oil subject to the swap agreements. Under the price swap agreements, YPF will pay a fixed average price of US$19.64 per barrel during 2004-2007 and US$20.12 per barrel during 2008; and will receive variable selling prices that will depend upon market prices. The estimated price effect presented in the table above represents the difference between the prices YPF will pay and the forecasted prices YPF will receive under the contracts. See "Item 5 Operating and Financial review and prospects—Transactions with Unconsolidated Variable Interest Entities".

	(Proceeds) Payments
	2004	2005	2006	2007	2008	Total	Fair Value
Commodity Price Risk (Anticipated Transactions)
Crude oil price swaps fixed-to-variable(2)
Contract volumes (mmbbl)	5.8	5.8	5.8	5.8	4.6	28
Price of Contract (US$/bbl)(1)	19.62	19.62	19.62	19.62	20.22
Contract amount (million US$)(1)	114	114	114	114	93	549	583
Estimated price effect(3)	(75)	(75)	(75)	(75)	(57)	(357)	(193)

(1)
See "Item 5: Operating and Financial Review and Prospects" and "Item 3: Key Information—Risk Factors."

(2)
Intended to hedge future crude oil delivery commitments. See Note 10 (b) to the Consolidated Financial Statements.

(3)
The expected cash flows were calculated based on a West Texas Intermediate (WTI) oil price of US$ 32.52 for all periods. This price was also used for SFAS No 69. The estimated price effect disclosed in the chart was calculated as the difference between this price and the average settlement price per barrel.

  Interest rate exposure

        The table below provides information about YPF's assets and liabilities that may be sensitive to changes in interest rates.

	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(million US$)
Assets
Variable rate
Other Receivables (Related parties)	2,051	98	116	—	—	—	2,265	2,265
Interest rate	Libor — Libor +3%	Libor + 4.08%	Libor + 3%	—	—	—
Liabilities
Variable rate
Mega's Negotiable Obligations	9	9	10	11	15	30	84	84
Interest rate	Libor +3.5 — Libor + 3.63%	Libor +3.5 — Libor + 3.63%	Libor +3.5 — Libor + 3.63%	Libor +3.5 — Libor + 3.63%	Libor +3.5 — Libor + 3.63%	Libor +3.5 — Libor + 3.63%

	Expected maturity date
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Profertil's Syndicated Loan	6	12	12	12	12	17	71	71
Interest rate	Libor + 2.50 — Libor +4.50%	Libor + 2.50 — Libor +4.50%	Libor + 2.50 — Libor +4.50%	Libor + 2.50 — Libor +4.50%	Libor + 2.50 — Libor +4.50%	Libor + 2.50 — Libor +4.50%
Other Short and Long-term debt	25	25	25	25	—	—	100	100
Interest rate	Libor + 1.60%	Libor + 1.60%	Libor + 1.60%	Libor + 1.60%	—	—
Fixed rate
YPF's Negotiable Obligations	180	—	—	177	—	190	547	593
Interest rate	7.75- 10%	7.75- 10%	7.75- 10%	7.75- 10%	7.75- 10%	7.75- 10%
Mega's Negotiable Obligations	1	1	1	1	1	60	65	73
Interest rate	10.77%	10.77%	10.77%	10.77%	10.77%	10.77%
Profertil's Syndicated Loan	5	13	10	12	11	14	65	65
Interest rate	7.22%	7.22%	7.22%	7.22%	7.22%	7.22%
Other Short and Long-term debt	112	6	1	1	2	—	122	122
Interest rate	1.25- 10.83%	1.25- 10.83%	1.25- 10.83%	1.25- 10.83%	1.25- 10.83%	1.25- 10.83%

        At December 31, 2003 Compañía Mega had interest rate swap agreements hedging a portion of its variable rate negotiable obligations according to the following schedule:

	Expected maturity date
										Fair Value
	2004	2005	2006	2007		2008		Thereafter
Interest Rate Swap Agreements
Variable to fixed
Contract/notional amount (million US$)	12.2	8	4.2	—	(1)	—	(1)	—	(1)	0.7
Average pay rate (US$)	5.15%	5.15%	5.15%	—	(1)	—	(1)	—	(1)
Average receive rate (US$)	Libor	Libor	Libor	—	(1)	—	(1)	—	(1)

(1)
No value is disclosed because contract/notional amount is less than US$ 1 million.

        The following table set forth certain information with respect to interest rate sensitive instruments held by Profertil S.A. at December 31, 2003.

	Expected maturity date
						Fair Value
	2004	2005	2006	2007	2008
Interest rate option (knock-in-collar)
Purchased Cap option
Contract amount	40	36.5	32			3.02
Strike interest rate	7.5%	7.5%	7.5%
Underlying	Libor	Libor	Libor
Sold Floor option
Strike interest rate(1)	4%	4%	4%
Underlying	Libor	Libor	Libor

(1)
YPF would pay the difference between 5.265% and 4%.

Qualitative Disclosure

        As of December 31, 2003, YPF's primary risk exposures associated with financial instruments to which it is a party included crude oil price volatility, interest rate volatility and foreign exchange rate volatility with respect to debt denominated in U.S. dollars.

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

        YPF has a policy and strategy, as of December 31, 2003, to enter only into commodity price derivative instruments that qualify as hedges of its existing commodity price risks.

        Compañía Mega S.A. and Profertil S.A. have entered into cash flow hedges, for which the objective is to provide protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Changes in the fair value of cash flow hedges are initially deferred in the account "Derivative instruments—temporary valuation differences" in the balance sheet and charged to financial expenses of the statement of income as related transactions are recognized.

ITEM 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

        None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

ITEM 15. Controls and Procedures

        As of December 31, 2003, YPF, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, YPF's Chief Executive Officer and Chief Financial Officer concluded that YPF's disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. YPF's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

        There has been no change in YPF's internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, YPF's internal control over financial reporting.

ITEM 16.

16A. Audit Committee Financial Expert

        YPF believes that Carlos Olivieri, a member of YPF's Audit Committee, possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F.

16B. Code of Ethics

        YPF has adopted a code of ethics applicable to all employees of YPF and the Board of Directors. Since its effective date on August 15, 2003, we have not waived compliance with, nor made any amendment to, the code of ethics. YPF undertakes to provide to any person without charge, upon request, a copy of such code of ethics. A copy of the Code of Ethics can be requested in writing by telephone or facsimile from us at either of the following address:

  Repsol YPF
  U.S. Investors Relations Office
  410 Park Avenue Floor 4—Suite 440
  New York, NY 10022
  U.S.A.
  Tel. (212) 588 1087
  Fax (212) 355-0910

  YPF, S.A.
  Office of Shareholders Relations
  Avenida Pte. R. Sáenz Peña 777
  C. 1035 AAC Buenos Aires, Argentina
  Tel. (54-11) 4323 1498
  Fax (54-11) 4329 2113

16C. Principal Accountant Fees and Services

        The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co., SRL or by other member firms of Deloitte, and by the predecessor auditor by type of service rendered for the periods indicated.

Services Rendered	2002(4)	2003
	(thousands of Ps.)
Audit Fees	2,633	3,360
Audit-Related Fees(1)	655	139
Tax Fees(2)	50	540
All Other Fees(3)	408	7

	3,746	4,046

(1)
Include the fees for the issuance of agreed-upon procedures reports and consultation concerning financial accounting and reporting standards.

(2)
Include mainly fees billed for tax compliance and tax planning services, assistance with tax audits and appeals and tax advice.

(3)
Include the fees for services rendered in connection with advisory in foreign trade matters, which do not imply management functions, legal services or advocacy role.

(4)
In 2002, Deloitte & Co. S.R.L. was appointed statutory auditor. Accordingly, the figures showed in the table above in respect of 2002 include the following amounts billed by the predecessor auditor of the Company:

Services Rendered	2002
Fees (thousands of Ps.)
Audit Fees	614
Audit-Related Fees	223
Tax Fees	50
All Other Fees	408

1,295

        The annual shareholders' meeting of YPF, S.A. appoints the external auditor of YPF, S.A. The Board of Directors recommends the designation of the external auditors and presents its recommendation to the Audit Committee for their non-binding evaluation and opinion. The Board's proposal, along with the Audit Committee's non-binding opinion, is submitted for consideration by the annual shareholders' meeting.

        Prior to the creation of YPF's audit committee on May 6, 2004, YPF's entire Board of Directors acted as YPF's audit committee.

        All services to be provided to YPF by its external auditor in addition to its audit of the financial statements must be pre-approved by YPF's Audit Committee.

PART III

ITEM 17. Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

        See pages F-1 through F-54

ITEM 19. Exhibits

  (a)
  Index to Financial Statements:

  (b)
  Index to Exhibits:

1.1	Bylaws (Estatutos) of YPF, S.A. as amended (Spanish Version)†
1.2	Bylaws (Estatutos) of YPF, S.A. as amended (English Version)†
8.1	List of significant subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer
12.2	Section 302 Certification by the Chief Financial Officer
13.1	Section 906 Certification

†
Previously filed as an exhibit to YPF's 1999 annual report on Form 20-F filed on June 2, 2000.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA
By:	/s/ CARLOS ALBERTO OLIVIERI
	Name:	Carlos Alberto Olivieri
	Title:	Chief Financial Officer

Dated: July 1, 2004

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

        We have audited the consolidated balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies as of December 31, 2003, 2002 and 2001, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2003, 2002 and 2001 present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2003, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in accordance with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina.

        Since January 1, 2003, new accounting principles were effective in Buenos Aires City, Argentina. The Company restated comparative financial statements, when required by new accounting principles, to give retroactive effect to such accounting principles, as discussed in Note 1.b to the accompanying consolidated financial statements.

        As described in Note 10 to the accompanying consolidated financial statements, during year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar in place since March 1991 and adopted a set of economic, monetary, financial, fiscal and exchange measures. The accompanying consolidated financial statements should be read taking into account these issues. The future development of the economic crisis may require further measures from the Argentine Federal Government.

        Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders' equity and the financial position at December 31, 2003, 2002 and 2001 are set forth in Note 13 and 14 to the accompanying consolidated financial statements.

Buenos Aires, Argentina
March 4, 2004

DELOITTE & Co. S.R.L.

/s/ RICARDO C. RUIZ
RICARDO C. RUIZ
Partner

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos—Note 1.a)

	2003	2002	2001
Net sales (Note 8)	21,172	19,745	17,942
Cost of sales (Note 17.d)	(11,323)	(11,228)	(10,741)

Gross profit	9,849	8,517	7,201
Administrative expenses (Note 17.f)	(404)	(435)	(480)
Selling expenses (Note 17.f)	(1,184)	(1,115)	(1,721)
Exploration expenses (Note 17.f)	(277)	(242)	(224)

Operating income	7,984	6,725	4,776
Income (Loss) on long-term investments (Note 8)	150	(450)	(227)
Amortization of goodwill	(4)	(18)	(42)
Other expenses, net (Note 3.j)	(156)	(277)	(206)
Financial income (expense), net and holding gains (losses):
(Losses) Gains on assets
Interests	231	259	143
Exchange differences	(902)	2,049	(46)
Holding gains (losses) on inventories	47	69	(88)
Losses on exposure to inflation	(8)	(1,715)	—
Gains (Losses) on liabilities
Interests	(254)	(682)	(647)
Exchange differences	819	(4,195)	(44)
Gains on exposure to inflation	14	1,221	—
Income (loss) from sale of long-term investments	—	690	(274)

Net income before income tax and minority interest	7,921	3,676	3,345
Minority interest	—	—	(2)
Income tax (Note 3.k)	(3,293)	(60)	(1,424)

Net income	4,628	3,616	1,919

Earnings per share (Note 1.a)	11.77	9.19	4.88

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in millions of Argentine pesos—Note 1.a)

	2003	2002	2001
Current Assets
Cash	365	321	132
Investments (Note 3.a)	961	512	229
Trade receivables (Note 3.b)	1,992	2,131	2,288
Other receivables (Note 3.c)	6,425	5,204	1,877
Inventories (Note 3.d)	974	905	774
Other assets (Note 2.c)	—	—	308

Total current assets	10,717	9,073	5,608

Noncurrent Assets
Trade receivables (Note 3.b)	84	81	176
Other receivables (Note 3.c)	1,445	1,764	1,706
Investments (Note 3.a)	573	405	1,011
Fixed assets (Note 3.e)	20,444	20,733	21,981
Intangible assets	32	46	65
Goodwill	22	29	309

Total noncurrent assets	22,600	23,058	25,248

Total assets	33,317	32,131	30,856

Current Liabilities
Accounts payable (Note 3.f)	1,895	1,905	2,471
Loans (Note 3.g)	1,049	1,971	2,851
Salaries and social security	102	103	164
Taxes payable	3,396	588	356
Net advances from crude oil purchasers (Note 3.h)	260	401	332
Dividends payable	—	2	4
Reserves (Note 17.c)	98	142	295

Total current liabilities	6,800	5,112	6,473

Noncurrent Liabilities
Accounts payable (Note 3.f)	454	289	605
Loans (Note 3.g)	2,096	3,773	3,288
Salaries and social security	119	142	114
Taxes payable	21	64	—
Net advances from crude oil purchasers (Note 3.h)	881	1,327	1,118
Reserves (Note 17.c)	537	542	401

Total noncurrent liabilities	4,108	6,137	5,526

Total liabilities	10,908	11,249	11,999
Temporary translation differences (Note 3.i)	(115)	—	—
Derivative instruments—temporary valuation differences (Note 2.l)	(10)	(14)	(4)
Shareholders' Equity (per corresponding statements)	22,534	20,896	18,861

Total liabilities, temporary differences and shareholders' equity	33,317	32,131	30,856

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in millions of Argentine pesos—Note 1.a)

	2003	2002	2001
Cash Flows from Operating Activities
Net income	4,628	3,616	1,919
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	—	—	2
Dividends from long-term investments	27	14	80
(Income) Loss from sale of long-term investments	—	(690)	274
(Income) Loss on long-term investments	(150)	450	227
Amortization of goodwill	4	18	42
Depreciation of fixed assets	2,311	2,165	2,295
Consumption of materials and fixed assets retired, net of allowances	447	282	32
Increase in allowances for fixed assets	67	73	88
Net (decrease) increase in reserves	(44)	366	(4)
Changes in assets and liabilities:
Trade receivables	120	(1,212)	392
Other receivables	(1,507)	(1,426)	(626)
Inventories	(69)	(155)	185
Accounts payable	21	956	(60)
Salaries and social security	(32)	123	(28)
Taxes payable	2,769	519	(1,327)
Net advances from crude oil purchasers	(415)	(556)	648
Exchange differences, interests and others	(750)	1,581	(208)

Net cash flows provided by operating activities	7,427 (1)	6,124 (1)	3,931 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,419)	(2,905)	(2,915)
Capital contributions in long-term investments	(6)	(27)	(554)
Proceeds from sale of long-term investments	—	1,490	3,293
Investments (non cash and equivalents)	(37)	49	(47)

Net cash flows used in investing activities	(2,462)	(1,393)	(223)

Cash Flows from Financing Activities
Proceeds from loans	96	138	6,303
Payment of loans	(1,618)	(4,168)	(7,055)
Dividends paid	(2,990)	(37)	(3,632)

Net cash flows used in financing activities	(4,512)	(4,067)	(4,384)

Increase (Decrease) in Cash and Equivalents	453	664	(676)
Cash and equivalents at the beginning of years(2)	818	340	986
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	—	—	30
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	(6)	(186)	—

Cash and equivalents at the end of years(2)	1,265	818	340

For supplemental information on cash and equivalents, see Note 3.a.

(1)
Includes (233), (222) and (2,494) corresponding to income tax and minimum presumed income tax payments and (305), (540) and (551) corresponding to interest payments for the year ended December 31, 2003, 2002 and 2001, respectively.

(2)
Includes 154, 129 and 24 as of December 31, 2002, 2001 and 2000, respectively, generated by changes in information of prior years mentioned in Note 1.a.

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts expressed in millions of Argentine pesos—Note 1.a, except for per share amount in pesos)

	Shareholders' Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Irrevocable Contributions	Total	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders' Equity
Balance as of December 31, 2000	3,530	6,783	—	—	10,313	599	—	7,317	18,229
Merger with Astra C.A.P.S.A. and Repsol Argentina S.A. as of January 1, 2001	403	483	640	28	1,554	75	7	439	2,075
Cumulative effect of changes in accounting principles (Note 1.b)	—	—	—	—	—	—	—	98	98

Restated balance	3,933	7,266	640	28	11,867	674	7	7,854	20,402
As decided by the Ordinary and Extraordinary Shareholders' meeting of April 18, 2001:
—Appropriation to Legal Reserve	—	—	—	—	—	134	—	(134)	—
—Cash dividends (Ps. 2 per share)	—	—	—	—	—	—	—	(1,730)	(1,730)
As decided by the Board of Directors' meeting of November 29, 2001:
—Prepaid cash dividends (Ps. 2 per share)	—	—	—	—	—	—	—	(1,730)	(1,730)
Net income	—	—	—	—	—	—	—	1,919	1,919

Balance as of December 31, 2001	3,933	7,266	640	28	11,867	808	7	6,179	18,861
As decided by the Ordinary and Extraordinary Shareholders' meeting of April 10, 2002:
—Appropriation to Legal Reserve	—	—	—	—	—	56	—	(56)	—
—Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,707	(1,707)	—
As decided by the Board of Directors' meeting of November 7, 2002:
—Cash dividends (Ps. 4 per share)	—	—	—	—	—	—	(1,581)	—	(1,581)
Net income	—	—	—	—	—	—	—	3,616	3,616

Balance as of December 31, 2002	3,933	7,266	640	28	11,867	864	133	8,032	20,896
As decided by the Ordinary and Extraordinary Shareholders' meeting of April 9, 2003:
—Cash dividends (Ps. 5 per share)	—	—	—	—	—	—	—	(1,967)	(1,967)
—Appropriation to Legal Reserve	—	—	—	—	—	167	—	(167)	—
—Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,023	(1,023)	—
As decided by the Board of Directors' meeting of July 2, 2003:
—Cash dividends (Ps. 2.60 per share)	—	—	—	—	—	—	(1,023)	—	(1,023)
Net income	—	—	—	—	—	—	—	4,628	4,628

Balance as of December 31, 2003	3,933	7,266	640	28	11,867	1,031	133	9,503	22,534

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(Amounts expressed in millions of Argentine pesos, except where otherwise indicated—Note 1.a)

1. SIGNIFICANT ACCOUNTING POLICIES AND MODIFICATION OF COMPARATIVE INFORMATION

a)
Significant accounting policies

        The financial statements of YPF Sociedad Anónima ("YPF") and its controlled and jointly controlled companies (the "Company") have been prepared in accordance with generally accepted accounting principles in Buenos Aires City, Argentina ("Argentine GAAP"), considering the regulations of the Argentine Securities Commission ("CNV"). They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America ("SEC").

        The consolidated financial statements of YPF as of December 31, 2001, include the effect of the merger with Astra C.A.P.S.A. ("Astra") and Repsol Argentina S.A. as of January 1, 2001, as mentioned in the accompanying notes.

Presentation of financial statements in constant Argentine pesos

        The consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and taking into consideration General Resolution No. 441 of the CNV.

        General Resolution No. 441, approved by the CNV in April 2003, established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003. This discontinuation was also approved by the Buenos Aires City Professional Council in Economic Sciences ("C.P.C.E.C.A.B.A.") through resolutions M.D. No. 41/2003 and C.D. No. 190/2003, discontinuing the restatement in constant Argentine pesos as from October 1, 2003. The effects of the discontinuation of the method for restatement in constant Argentine pesos required by the C.P.C.E.C.A.B.A., from March 1, 2003 to September 30, 2003, are not material.

        The financial statements presented for comparative purposes, were restated into constant Argentine pesos as of February 28, 2003 to reflect the effect of changes in the purchasing power of money as of such date.

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

        Following the methodology established by Technical Resolution No. 4 of the F.A.C.P.C.E., YPF has consolidated its balance sheets as of December 31, 2003, 2002 and 2001 and the related statements of income and cash flows for the years then ended as follows:

—
Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies' assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company's balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments. If applicable, minority shareholders' interest on equity and net income is disclosed separately in the balance sheets and income statements, respectively.

—
Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company's proportionate share in their assets, liabilities, net revenues, cost and expenses, and considering intercompany profits, transactions, balances and other consolidation adjustments. The effect of this proportional consolidation for the years ended December 31, 2003, 2002 and 2001, is disclosed in Note 13.

        The Company holds an investment of 51% in Global Companies LLC. Since the Company does not exercise independent control over the entity, the proportional consolidation method is used to account for this investment.

        Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements for the year have been translated using the relevant exchange rate at the date of each transaction. Since January 1, 2003, exchange differences arising from the translation process have been included in the balance sheet in the "Temporary translation differences" account, an intermediate account between total liabilities and shareholders' equity.

        The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions as well as available management information.

        The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments have been made to conform the accounting principles used by these companies to those of YPF.

Cash and equivalents

        In the statements of cash flows, the Company considers cash and all highly liquid investments purchased with an original maturity of less than three months to be cash and equivalents.

Derivative instruments

        Although the Company does not use derivative instruments to hedge the effects of fluctuations in market conditions, YPF and certain of its jointly controlled companies have entered into a number of hedging contracts in relation to forward crude oil sale agreements, interest rates established in financial obligation contracts and inventory on hand, which are described in Note 2.l.

Recognition of revenue criteria

        Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks of loss pass to the customer.

        Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed when identified.

Joint ventures and other agreements

        The Company's interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and extraction and electric power generation have been consolidated line by line on the basis of the Company's proportional share in their assets, liabilities, income, costs and expenses (Note 6).

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

Fair value of financial instruments and concentration of credit risk

        The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of taken and granted loans, which has been estimated based on market prices or current interest rates offered to the Company at the end of each year, for investments or debt of the same remaining maturity approximates its carrying value.

        Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information and historical trends. Credit risk on trade receivables is limited, as a result of the Company's large customer base.

        Since counterparties to the Company's derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Future results could differ from the estimations made by the Company's Management.

Earnings per share

        Earnings per share have been calculated based on the 393,312,793 shares outstanding and the net income during the years ended as of December 31, 2003, 2002 and 2001.

Argentine legal requirements

        Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purpose.

b)
Modification of comparative information

        From January 1, 2003, the Company applied new generally accepted accounting standards (Technical Resolutions No. 16 to 20 of F.A.C.P.C.E. as adopted by C.P.C.E.C.A.B.A.), which introduced modifications to the previously accepted valuation criteria of assets and liabilities and new disclosure requirements. The Company restated comparative financial statements, when required by new accounting principles, to give retroactive effect to such accounting principles. The modification of the comparative information does not imply any change to statutory decisions already taken.

        The new generally accepted accounting standards were adopted by General Resolution No. 434 of the CNV with certain changes that do not have a material effect on these financial statements.

        The main changes derived from the application of new generally accepted accounting standards are as follows:

Main changes in valuation criteria

—
Deferred income tax:

        The liability method is used to calculate the income tax expense. Under the liability method, deferred tax assets and liabilities are recognized for differences between the financial and tax basis of assets and liabilities and for the tax loss carryforwards at the statutory rate at each reporting date.

—
Repairs and maintenance expenditures:

        Major repairs and maintenance expenditures should be charged to expense as incurred, except for those attributable to a replacement of a fixed asset component, which may be capitalized and depreciated over the component expected useful life only in those cases in which future economic benefit is probable and the replaced asset is completely depreciated.

—
Vacation accrual:

        Vacation expense is fully accrued in the year the employee renders service to earn such vacation.

—
Derivative instruments:

        Effective cash flow hedges are carried at fair value with the corresponding changes in fair value initially deferred in the account "Derivative instruments—temporary valuation differences" and subsequently charged to income (loss) upon accrual of the related transaction as a component of financial expense.

        Fair value hedges are carried at fair value. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. If effective, these instruments do not have impact in net income.

—
Investments in foreign subsidiaries:

        Foreign subsidiaries need to be defined as either integrated or non-integrated. Non-integrated subsidiaries are those whose operations are relative self-contained within a particular foreign country. YPF's foreign subsidiaries were defined as non-integrated. When consolidating non-integrated foreign entities, net exchange differences arising on the translation of financial statements of such entities are charged to the balance sheet in the account "Temporary translation differences" up to partial or entire capital reimbursement or divestiture.

Main changes in disclosure requirements

—
Hydrocarbon well abandonment obligations:

        Future estimated hydrocarbon well abandonment costs, determined following the guidelines of Resolution No. 5/96 of the Secretary of Energy, are recorded at fair value in the "Accounts payable" account and added to the carrying amount of the related fixed assets. This additional carrying amount is then depreciated using the unit-of-production method. Until December 31, 2002, future estimated hydrocarbon well abandonment costs had been considered in determining the accumulated depreciation of fixed assets. The effect on unappropriated retained earnings as of the beginning of the year 2003, derived from the application of this new accounting principle, has not been material.

—
Proportional consolidation:

        YPF's consolidated financial statements include the proportional consolidation of the financial statements of jointly controlled companies.

        As a result of adoption of previously detailed new accounting valuation criteria, previous years information was modified as follows:

	Unappropriated Retained Earnings
	Gain (Loss)
	December 31, 2002	December 31, 2001	December 31, 2000
Changes in valuation criteria:
Deferred income tax	444	180	53
Repair and maintenance expenditures	48	62	64
Vacation accrual	(15)	(26)	(19)
Effect on investees—Deferred income tax	(15)	—	—

Total	462	216	98

2. VALUATION CRITERIA

        The principal valuation criteria used in the preparation of the accompanying consolidated financial statements are as follows:

a)
Cash, current investments, trade and other receivables and payables:

—
Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each year, if applicable. The discounted value does not differ significantly from their face value as of the end of each year if required by generally accepted accounting principles. Mutual funds have been valued at market value at the end of each year.

  —
  Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Assets and liabilities in U.S. dollars as of December 31, 2001, were valued at the Argentine peso 1 to US$ 1 exchange rate which was effective as of the suspension date of exchange market transactions, according to the provisions of Resolution M.D. No. 1/02 of the C.P.C.E.C.A.B.A. and of Resolution No. 392 of the CNV. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is presented in Note 17.e.

        If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)
Inventories:

—
Refined products for sale, products in process of refining and crude oil have been valued at replacement cost as of the end of each year.

—
Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1.a, which does not differ significantly from its replacement cost as of the end of each year.

c)
Other assets:

        Includes the net assets related to the investments in Indonesia, which were valued at their estimated realizable value as of December 31, 2001 (Note 12).

d)
Noncurrent investments:

        These include the Company's investments in companies under significant influence and holdings in other companies. These investments are detailed in Note 17.b and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.a. Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company, Gasoducto Oriental S.A. and Petróleos Trasandinos YPF S.A., where less than 20% interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Board of Directors and the significant transactions between YPF and the investees.

        If applicable, allowances have been made to reduce investments in shares and holdings in other companies to their estimated recoverable value. The main factors for the impairment recognized for the years ended in December 31, 2003, 2002 and 2001 were the devaluation of the Argentine peso, events of debt default, and the de-dollarization of natural gas sale prices and utility rates.

        Holding in preferred shares have been valued as defined in the respective bylaws.

        If necessary, adjustments have been made to conform the accounting principles used by significant influence companies to those of the Company.

        The investments in companies under significant influence, have been calculated based upon the last available financial statements of these companies as of the end of each year, taking into account significant subsequent events and transactions as well as available management information (Note 17.b).

        As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that YPF receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from investments either consolidated or recorded by the equity method would not be subject to such tax.

e)
Fixed assets:

        Fixed assets have been valued at acquisition cost restated as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 17.a. For those assets whose construction requires an extended period of time, interest has been capitalized, net of the effect of inflation.

  Oil and gas producing activities

  —
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

  —
  Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

  —
  The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

  —
  The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

  —
  International unproved properties have been valued at cost translated as detailed in Note 1.a. Non-producing leasehold costs are reviewed periodically by Management to ensure the carrying value is recoverable.

  —
  The future costs for hydrocarbon well abandonment obligations have been valued at its fair value with credit to the "Accounts payable" account of the balance sheet. This additional fixed assets' carrying amount is depreciated using the unit-of-production-method.

  Other fixed assets

  —
  The Company's other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

        Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

        Renewals and betterments that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

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

        The carrying value of the fixed asset of each business segment, as defined in Note 8, does not exceed their estimated recoverable value.

f)
Intangible assets:

        Start up and organization costs are valued at acquisition cost restated as detailed in Note 1.a, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life.

        Deferred charges, which mainly correspond to commercial rights of YPF Chile S.A., were valued at acquisition cost restated as detailed in Note 1.a, less corresponding accumulated amortization. During the year 2002, these charges were included in sale operations of the companies resulted from the spin-off of the mentioned company as described in Note 12.

        In the opinion of Company's Management, future activities will generate enough economic benefits to recover incurred costs.

g)
Goodwill:

        Represents the excess of the acquisition cost of certain noncurrent investments over book value, which had been similar to the fair value of net assets and liabilities acquired at the date of the respective acquisitions, restated or translated as detailed in Note 1.a. Goodwill has been disclosed net of the related accumulated amortization. Amortization of goodwill was provided over its estimated useful life, using the straight-line method.

h)
Salaries and Social Security—Pensions and other Postretirement and Postemployment Benefits:

        YPF Holdings Inc., a YPF' subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

        The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during years of employment. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

        YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals whose employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

i)
Taxes, withholdings and royalties:

  Income tax and tax on minimum presumed income

        The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards at the actual statutory rate of 35%.

        The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material.

        Additionally, YPF and its Argentine related parties calculate tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year and therefore the corresponding tax liability will coincide with the higher between the determination of tax on minimum presumed income and the tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

        Income tax for the years ended December 31, 2003, 2002 and 2001, was charged to "Income tax" account in the statement of income, since the annual income tax liability is higher than the tax on minimum presumed income (Note 3.k).

  Royalties and duties for hydrocarbon exports in Argentina

        A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation, storage and treatment. Royalty expense is accounted for as a production cost.

        Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. The applicable rates as of December 31, 2003, were 5% for certain refined products, liquefied petroleum gas and natural gasoline and 20% for crude oil.

j)
Allowances and reserves:

—
Allowances: Amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated realizable value of these assets.

—
Reserves for losses: Amounts at face value have been provided for various contingencies involving the Company, which does not differ significantly from their discounted values if required by generally accepted accounting principles. The estimated probable amounts are recorded taking into consideration the probability and period of occurrence, based on Management's expectations and in consultation with legal counsel.

        The activity in the allowances and reserves accounts is set forth in Note 17.c.

k)
Environmental liabilities:

        Environmental liabilities are recorded when environmental assessments and/or remediation are probable, material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

l)
Derivative instruments:

        As of December 31, 2003, YPF hedged the crude oil price of future committed deliveries through price swap agreements originally covering approximately 23.9 and 24.1 million crude oil barrels to be delivered during the term of ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 10.b ("hedged items"). Under these price swap agreements YPF will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2003, approximately 28 million of barrels of crude oil are hedged under these agreements.

        Price swap agreements, which have been determined as effective fair value hedges and hedged items have been valued at fair value and disclosed in the balance sheet in the "Net advances from crude oil purchases" account (Note 3.h). Changes in fair value of the price swaps and in the fair value of the risk being hedged of the hedged item are recognized in "Net sales".

        Compañía Mega S.A. ("Mega") and Profertil S.A., jointly controlled companies, have entered into cash flow hedges, for which the objective is to provide protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Changes in the fair value of cash flow hedges are initially deferred in the account "Derivative instruments—temporary valuation differences" in the balance sheet, an intermediate account between total liabilities and shareholders' equity, and are charged to financial expenses of the statement of income as related transactions are recognized. Fair value of these derivative instruments generated an increase in liabilities of 10, 14 and 4 as of December 31, 2003, 2002 and 2001, respectively, and were included in the account "Loans" of the balance sheet.

        Global Petroleum Corporation ("Global"), a jointly controlled company, has entered into certain future contracts in order to reduce risk of loss on inventory on hand which could result through fluctuations in market prices. Additionally, Global uses certain future contracts and swaps to hedge exposure of virtually all its forward purchase and sale commitments. Changes in the fair value of these fair value hedges and of the hedged items are recognized currently in earnings as an increase or decrease in "Cost of sales".

m)
Shareholders' equity accounts:

        These accounts have been stated in Argentine pesos as detailed in Note 1.a, except for the "Subscribed Capital" account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the "Adjustment to Contributions" account.

n)
Statements of income accounts:

        The amounts included in the income statement have been recorded by applying the following criteria:

  —
  Accounts which accumulate monetary transactions were restated by means of the application of the conversion factor of the month of the accrual to the original amounts, as detailed in Note 1.a.

  —
  Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month, restated as detailed in Note 1.a.

  —
  Depreciation and amortization of nonmonetary assets, valued at historical cost, have been recorded based on the restated historical cost of such assets, as detailed in Note 1.a.

  —
  Holding gains (losses) on inventories valued at replacement cost, net of the effect of the inflation, have been included in the account "Holding gains (losses) on inventories".

  —
  The income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies restated as mentioned in Note 1.a. and was included in the account "Income (Loss) on long-term investments".

  —
  Financial income (expenses) are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account "Gains (Losses) on exposure to inflation".

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

        Details regarding significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)
Investments:

	2003			2002			2001
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	961	(1)	9	512	(1)	18	229	(1)	61
Long-term investments (Note 17.b)	—		857	—		578	—		1,259
Allowance for reduction in value of holdings in long-term investments (Note 17.c)	—		(293)	—		(191)	—		(309)

	961		573	512		405	229		1,011

(1)
Includes 900, 497 and 208 as of December 31, 2003, 2002 and 2001, respectively, with an original maturity of less than three months.

b)
Trade receivables:

	2003		2002		2001
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	1,939	84	2,107	81	2,838	176
Related parties (Note 7)	428	—	477	—	451	—
Notes receivable	—	—	—	—	52	—

	2,367	84	2,584	81	3,341	176
Allowance for doubtful trade receivables (Note 17.c)	(375)	—	(453)	—	(1,053)	—

	1,992	84	2,131	81	2,288	176

c)
Other receivables:

	2003		2002		2001
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.k)	—	203	—	444	—	180
Tax credits and export rebates	285	106	311	191	344	384
Trade	40	—	28	—	86	—
Prepaid expenses	46	252	69	341	46	373
Concessions charges	18	125	17	144	15	163
Related parties (Note 7)	5,906	615	4,571	447	1,071	174
Loans to clients	9	87	11	92	51	224
From the renegotiation of long-term contracts	—	25	—	27	—	70
From joint ventures and other agreements	29	—	38	—	113	—
Miscellaneous	214	112	264	175	380	217

	6,547	1,525	5,309	1,861	2,106	1,785
Allowance for other doubtful accounts (Note 17.c)	(122)	—	(105)	—	(229)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 17.c)	—	(80)	—	(97)	—	(79)

	6,425	1,445	5,204	1,764	1,877	1,706

d)
Inventories:

	2003	2002	2001
Refined products and other manufactured for sale	581	524	458
Crude oil	268	223	200
Products in process of refining and separation	16	14	21
Raw materials, packaging materials and others	109	144	95

	974	905	774

e)
Fixed assets:

	2003	2002	2001
Net book value of fixed assets (Note 17.a)	20,530	20,860	22,068
Allowance for unproductive exploratory drilling (Note 17.c)	(39)	(44)	(4)
Allowance for obsolescence of materials (Note 17.c)	(26)	(26)	(26)
Allowance for fixed assets to be disposed of (Note 17.c)	(21)	(57)	(57)

	20,444	20,733	21,981

Liabilities

f)
Accounts payable:

	2003		2002		2001
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	1,543	37	1,557	4	1,729	23
Hydrocarbon well abandonment obligation	—	347	—	199	—	248
Related parties (Note 7)	144	—	118	—	76	—
From joint ventures and other agreements	104	—	113	—	143	—
Exploitation concessions (Note 10.b)	—	—	—	—	264	220
Miscellaneous	104	70	117	86	259	114

	1,895	454	1,905	289	2,471	605

g)
Loans:

			2003		2002		2001
	Interest rates(1)	Principal maturity
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations	7.75-10.00%	2004-2028	574	1,075	983	2,406	200	2,157
Related parties (Note 7)	1.92-3.23%	2004	50	—	378	5	1,299	—
Maxus Notes	10.38-10.83%	2004	6	—	86	4	4	59
Mega Negotiable Obligations	4.67-10.77%	2004-2014	29	409	34	503	23	349
Profertil syndicated loan	5.40-7.22%	2004-2010	41	366	34	451	20	310
Interest rate swaps	—	—	1	9	2	12	—	4
Other bank loans and other creditors	1.25-8.04%	2004-2007	348	237	454	392	1,305	409

			1,049	2,096	1,971	3,773	2,851	3,288

(1)
Annual interest rates as of December 31, 2003.

        The maturities of the Company's noncurrent loans, as of December 31, 2003, are as follows:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total
Noncurrent loans	192	172	700	120	912	2,096

        Details regarding the Negotiable Obligations of YPF are as follows:

M.T.N. Program		Issuance			Interest Rates(1)	Principal Maturity	Book Value
(in millions)							2003		2002		2001
		Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
—	—	1994	US$	350	8.00%	2004	544	—	31	1,026	20	666
US$	1,000	1997	US$	300	7.75%	2007	15	517	20	717	13	464
US$	1,000	1998	US$	100	10.00%	2028	3	190	4	221	2	143
US$	1,000	1999	US$	225	9.13%	2009	12	368	14	442	9	286
US$	1,000	1998	US$	350	—	—	—	—	914	—	13	598
US$	500	1995	US$	400	—	—	—	—	—	—	26	—
US$	500	1997	US$	100	—	—	—	—	—	—	26	—
US$	700	1995	US$	400	—	—	—	—	—	—	91	—

							574	1,075	983	2,406	200	2,157

(1)
Annual interest rates as of December 31, 2003.

        In connection with the issuances of the Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If YPF does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

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

h)
Net advances from crude oil purchasers:

	2003			2002		2001
	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	432	1,276		625	1,560	362	1,190
Derivative instruments—Crude oil price swaps	(172)	(395)		(224)	(233)	(30)	(72)

	260	881	(1)	401	1,327	332	1,118

(1)
Includes 260 due from one to two years, 260 due from two to three years and 361 due after three years.

i)
Temporary translation differences:

	2003	2002	2001
Balance at the beginning of years	—	—	—
Decreases	(115)	—	—

Balance at the end of years	(115)	—	—

Consolidated Statements of Income Accounts

j)
Other expenses, net:

	Income (Expense)
	2003	2002	2001
Reserve for pending lawsuits	(140)	(119)	(98)
Miscellaneous	(16)	(158)	(108)

	(156)	(277)	(206)

k)
Income tax:

	2003		2002		2001
Current income tax	(3,055)		(422)		(1,551)
Deferred income tax	(238)		362		127

	(3,293	)(1)	(60	)(1)	(1,424	)(1)

(1)
Includes (3,290), (58) and (1,285) of income tax incurred in Argentina as of December 31, 2003, 2002 and 2001, respectively.

        The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Net income before income tax	7,921	3,676	3,343
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,772)	(1,287)	(1,170)
Permanent differences:
Effect of the restatement into constant Argentine pesos	(494)	266	—
Income (Loss) on long-term investments and amortization of goodwill(2)	51	(164)	(94)
Decrease (Increase) of valuation allowance for temporary differences and tax loss and credit carryforwards(1)	23	(292)	(177)
Exchange difference from translation of long-term investments	—	1,051	(21)
Not taxable (not deductible) exchange differences	(18)	219	—
Miscellaneous	(83)	147	38

	(3,293)	(60)	(1,424)

(1)
Relates to changes in circumstances and prospects that affect the future use of the tax loss and credit carryforwards.
(2)
The Company does not provide for income taxes on the unremitted earnings of certain subsidiaries because they will be remitted in a tax free liquidation.

        The breakdown of the net deferred tax asset as of December 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Deferred tax assets
Tax loss and credit carryforwards(2)	812	902	89
Allowances and reserves	252	276	461
Miscellaneous	20	125	105

Total deferred tax assets	1,084	1,303	655

Deferred tax liabilities
Fixed assets	(255)	(135)	(251)
Miscellaneous	(67)	(38)	(106)

Total deferred tax liabilities	(322)	(173)	(357)
Valuation allowances	(559)	(686)	(118)

Net deferred tax asset	203	444 (1)	180 (1)

(1)
Includes 3 and 98 corresponding to the restatement into constant Argentine pesos as of December 31, 2002 and 2001, respectively (Note 1.a).
(2)
Includes the loss resulting from applying the official exchange rate established in 1.40 Argentine peso per each US$ 1 to the net position of assets and liabilities in foreign currency as of January 6, 2002, which will be deductible from income tax at the rate of 20% per annum over the five fiscal years after the effective date of Law No. 25,561 on Public and Exchange System Reform, approved on January 2002.

4. CAPITAL STOCK

        YPF's subscribed capital, as of December 31, 2003, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, YPF increased its subscribed capital stock by the amount of 403, represented by 40,312,793 Class D shares, each with a par value of Argentine pesos 10 and one vote per share, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF.

        As of December 31, 2003, Repsol YPF, S.A. ("Repsol YPF") controls YPF, directly and indirectly, through a 99.04% shareholding. Repsol YPF's legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

        Repsol YPF's principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

        As of December 31, 2003, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company's shares in an agreed or hostile bid, 3) transfers of all the Company's production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

        As of December 31, 2003, YPF has guaranteed commercial agreements signed by certain subsidiaries for US$ 41 million. Additionally, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. for an amount of approximately US$ 65 million, US$ 70 million and US$ 13 million, respectively. The amount of these guarantees decreases as the related loans are repaid, being fully cancelled in the three cases in 2011. YPF has also signed guarantees in relation to the financing of the expansion of the plant of PBBPolisur S.A. for an amount of approximately US$ 149 million, upon 2017, having the creditor the option to request the loan cancellation in 2005, 2010 and 2015.

        YPF has pledged all shares of capital stock in Mega and Profertil S.A., and has committed, among other things, to maintain its interests in these companies until December 31, 2004 and December 31, 2010, respectively, due to requirements of the corresponding financial agreements. Furthermore, the Company has signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

        As of December 31, 2003, the exploration and production joint ventures and the main other agreements in which YPF participates are the following:

Name and Location	Ownership Interest	Operator	Activity
Acambuco Salta	22.50%	Pan American Energy LLC	Exploration and production
Aguada Pichana Neuquén	27.28%	Total Austral S.A.	Production
Aguaragüe Salta	30.00%	Tecpetrol S.A.	Exploration and production
Bandurria Neuquén	37.50%	YPF S.A.	Exploration
CAM-2 / A SUR Tierra del Fuego and Santa Cruz	50.00%	Sipetrol S.A.	Exploration and production
CAM-3 Santa Cruz	50.00%	Sipetrol S.A.	Exploration and production

Campamento Central/Cañadón Perdido	50.00%		YPF S.A.	Production
Chubut
CCA-1 GAN GAN Chubut	50.00%		Wintershall Energía S.A.	Exploration
CGSJ—V/A Chubut	50.00%		Wintershall Energía S.A.	Exploration
Corralera Neuquén	40.00%		Chevron San Jorge S.R.L.	Exploration
El Tordillo Chubut	12.20%		Tecpetrol S.A.	Production
Filo Morado Neuquén	50.00%		YPF S.A.	Generation of power electricity
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	Exploration
Llancanelo Mendoza	51.00%		YPF S.A.	Exploration and production
Magallanes "A" Santa Cruz	50.00%		Sipetrol S.A.	Production
Palmar Largo Formosa	30.00%		Pluspetrol S.A.	Production
Puesto Hernández Neuquén and Mendoza	61.55%		Pecom Energía S.A.	Production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	Production
San Roque Neuquén	34.11%		Total Austral S.A.	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	Production

(1)
Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

        As of December 31, 2003, YPF has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 18% and 100%.

        Additionally, certain YPF' subsidiaries participate in certain exploration and production joint ventures in Indonesia, Malaysia and Guyana.

        The assets, liabilities and production costs of the joint ventures and other agreements included in the financial statements are as follows:

	2003	2002	2001
Current assets	102	142	700
Noncurrent assets	1,843	1,716	1,980

Total assets	1,945	1,858	2,680

Current liabilities	215	222	265
Noncurrent liabilities	133	44	24

Total liabilities	348	266	289

Production costs	674	673	1,191

        Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

        The principal outstanding balances as of December 31, 2003, 2002 and 2001, from transactions with jointly controlled and companies under significant influence, the parent company and other related parties under common control are as follows:

	2003					2002						2001
	Trade receivables	Other receivables		Accounts payable	Loans	Trade receivables	Other receivables		Accounts payable	Loans		Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Noncurrent	Current	Current	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current
Jointly Controlled Companies:
Petroken Petroquímica Ensenada S.A. ("Petroken")	20	—	—	—	—	13	—	—	—	—	—	7	1	—	—	—
Profertil S.A.	4	19	—	1	—	4	55	—	4	—	—	—	13	26	—	—
Mega	72	19	—	13	—	141	1	19	—	—	—	84	—	—	—	—
Refinería del Norte S.A. ("Refinor")	31	—	—	28	—	45	1	—	11	—	—	11	—	—	9	—

	127	38	—	42	—	203	57	19	15	—	—	102	14	26	9	—

Companies under Significant Influence:	91	22	—	35	4	71	45	—	66	—	5	60	6	18	58	—

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	1,385	—	33	—	—	1,394	—	26	—	—	—	7	—	7	—
Repsol YPF Transporte y Trading S.A.	148	—	—	—	—	159	—	—	—	—	—	246	—	—	2	—
Repsol YPF Gas S.A.	10	22	48	2	—	13	30	63	—	—	—	24	35	130	—	—
Repsol YPF Gas Chile Ltda.	—	8	299	—	—	—	—	365	—	—	—	—	—	—	—	—
Repsol YPF Brasil S.A.	21	25	256	14	—	18	313	—	—	—	—	11	209	—	—	—
Repsol International Finance B.V.	—	4,393	—	—	—	—	2,716	—	—	32	—	—	750	—	—	6
Repsol Netherlands Finance B.V.	—	—	—	—	44	—	—	—	—	346	—	—	—	—	—	1,286
Empresa Petrolera Andina S.A. ("Andina")	—	—	—	—	—	—	1	—	—	—	—	—	50	—	—	—
Others	31	13	12	18	2	13	15	—	11	—	—	8	—	—	—	7

	210	5,846	615	67	46	203	4,469	428	37	378	—	289	1,051	130	9	1,299

	428	5,906	615	144	50	477	4,571	447	118	378	5	451	1,071	174	76	1,299

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Continued)

        The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. Additionally, sale transactions involving interests held by YPF in other companies to related parties are detailed in Note 12. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2003, 2002 and 2001, include the following:

	2003				2002				2001
	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Advances from crude oil purchases	Purchases and services	Loans operations (debit) credit	Interests gain (loss)
Jointly Controlled Companies:
Petroken	72	1	—	—	62	1	—	—	52	—	2	—	—
Profertil S.A.	24	36	25	3	32	15	10	4	20	—	11	(40)	1
Mega	256	—	—	1	182	—	(21)	1	195	—	13	—	—
Refinor	132	63	—	—	106	43	—	—	104	—	84	—	—

	484	100	25	4	382	59	(11)	5	371	—	110	(40)	1

Companies under Significant Influence:	461	230	—	—	283	245	—	—	221	—	284	—	2

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	19	(134)	49	1	19	(83)	34	—	842	—	(325)	—
Repsol YPF Transporte y Trading S.A.	1,225	34	—	—	1,412	377	—	—	2,242	—	88	—	—
Repsol YPF Brasil S.A.	64	2	—	16	55	—	25	20	41	—	—	(195)	7
Repsol YPF Gas S.A.	170	1	27	5	116	—	28	6	—	—	—	(41)	—
Repsol International Finance B.V.	—	—	(1,998)	47	—	—	(1,791)	15	—	—	—	(750)	(63)
Repsol Netherlands Finance B.V.	—	—	(32)	(6)	—	—	(1,887)	(80)	—	—	—	1,285	(138)
Others	291	10	25	11	50	11	207	25	388	—	95	(50)	—

	1,750	66	(2,112)	122	1,634	407	(3,501)	20	2,671	842	183	(76)	(194)

	2,695	396	(2,087)	126	2,299	711	(3,512)	25	3,263	842	577	(116)	(191)

8. CONSOLIDATED BUSINESS SEGMENT INFORMATION

        The Company organizes its business into five segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil arising from service contracts and concession obligations ("Exploration and Production"); the refining and marketing of crude oil and petroleum derivatives ("Refining and Marketing"); the petrochemical operations ("Chemical"); the marketing of natural gas, natural gas liquids and electric power generation ("Natural Gas and Electricity"); and other activities, not falling into these categories, which principally include corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations mentioned in Note 10.b ("Corporate and Other").

        Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing		Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation Adjustments		Total
Year ended December 31, 2003
Net sales to unrelated parties	1,220	15,502		1,369	267		119	—		18,477
Net sales to related parties	383	2,161		—	151		—	—		2,695
Net intersegment sales and fees	10,547	650		184	—		117	(11,498)		—

Total net sales and revenues for services	12,150	18,313		1,553	418	(1)	236	(11,498)		21,172

Operating income (loss)	6,184	1,554		387	180		(311)	(10)		7,984
Income (loss) on long-term investments	17	15		69	49		—	—		150
Depreciation and amortization	1,812	375		72	27		29	—		2,315
Increases of fixed assets	2,281	181		47	4		39	—		2,552
Assets	15,548	7,573		1,985	1,018		7,788	(595)		33,317
Year ended December 31, 2002
Net sales to unrelated parties	1,446	14,339		1,216	240		205	—		17,446
Net sales to related parties	253	1,955		—	91		—	—		2,299
Net intersegment sales and fees	11,322	778		367	16		258	(12,741)		—

Total net sales and revenues for services	13,021	17,072		1,583	347	(1)	463	(12,741)		19,745

Operating income (loss)	6,676	(107)		340	137		(300)	(21)		6,725
Income (loss) on long-term investments	(7)	64		—	(507)		—	—		(450)
Depreciation and amortization	1,643	342		128	78		32	—		2,223
Increases of fixed assets	2,257	303		148	150		47	—		2,905
Assets	17,429	8,902		1,877	772		3,828	(677)		32,131
Year ended December 31, 2001
Net sales to unrelated parties	3,210	10,594		640	149		86	—		14,679
Net sales to related parties	2,515	541		—	73		134	—		3,263
Net intersegment sales and fees	4,988	754		391	24		—	(6,157)		—

Total net sales and revenues for services	10,713	11,889	(2)	1,031	246	(1)	220	(6,157	)(2)	17,942

Operating income (loss)	4,530	388	—	62	(314)	110	4,776
Income (loss) on long-term investments	7	98	(105)	(227)	—	—	(227)
Depreciation and amortization	1,736	469	66	40	26	—	2,337
Increases of fixed assets	2,287	354	222	6	46	—	2,915
Assets	17,892	9,088	1,982	1,238	814	(158)	30,856

(1)
Natural gas sales are recorded in the Exploration and Production segment.
(2)
Effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, Refining and Marketing total net sales and Consolidation Adjustments as of December 31, 2001 would have been approximately 14,177 and (8,444).

        Export revenues for the years ended December 31, 2003, 2002 and 2001 were 7,422, 8,605 and 5,421. The export sales were mainly to the United States of America, Brazil and Chile.

9. SOCIAL AND OTHER EMPLOYEE BENEFITS

a)    Performance Bonus Programs:

        Cover certain YPF and its controlled companies' personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

        The amount charged to expense related to the Performance Bonus Programs was 23, 25 and 35 for the years ended December 31, 2003, 2002 and 2001, respectively.

b)    Retirement Plan:

        Effective March 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

        The plan members will receive the YPF's contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

        The total charges recognized under the Retirement Plan amounted to approximately 5, 4 and 7 for the years ended December 31, 2003, 2002 and 2001, respectively.

c)     Directors' Incentive Programs:

        These include directors and personnel at top positions in YPF and its controlled companies. The aim of these programs is to strengthen the identification of the mentioned executives with shareholders'

interests while at the same time favoring retention of key personnel in an increasingly competitive labor market environment. The plans are the following:

—
2002 Incentive: Stock Appreciation Rights Program is based on the appreciation of the listed price of Repsol YPF's shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. The cash payment will be composed of a cash amount equal to the appreciation of 649,425 shares with respect to a reference value of 13 euros and a cash amount equal to the appreciation of 649,425 shares with respect to a reference value of 18 euros.

  In relation to the rights of each tranche, the beneficiaries will be able to exercise 1/3 from March 1, 2004, up to 2/3 from March 1, 2005 (including, where appropriate the rights exercised through that date) and from March 1, 2006, the beneficiaries must exercise any rights not already exercised.

—
2000 Incentive: Stock Appreciation Rights Program is based on the appreciation of the listed price of Repsol YPF's shares between the time the stock appreciation rights are granted and the time they are exercised, and is settled in cash. The cash payment will be composed of a cash amount equal to the appreciation of 343,110 shares with respect to a reference value of 16.40 euros and a cash amount equal to the appreciation of 343,110 shares with respect to a reference value of 24.60 euros.

  In relation to the rights of each tranche, the beneficiaries will be able to exercise 1/3 from March 1, 2002, up to 2/3 from March 1, 2003 (including, where appropriate the rights exercised through that date) and from March 1, 2004, the beneficiaries must exercise any rights not already exercised.

        The compensation cost for these programs is measured as the excess of the quoted market price at each balance sheet date over the exercise price. Total net charge of these programs amount to approximately 4, for the year ended December 31, 2003. The amount charged for the years ended December 31, 2002 and 2001 was not material.

10. COMMITMENTS AND CONTINGENCIES

a)    Reserve for pending lawsuits:

        It has been established to afford lawsuits which are probable and can be reasonably estimated. In the opinion of Management and of its external counsel, these lawsuits are not expected to have an additional significant adverse effect on the results of operations and financial position of the Company (Note 17.c).

        Additionally, YPF has received claims for approximately 442, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such claims.

b)    Other matters:

Contractual commitments:

        In June 1998 and December 2001, YPF has received from crude oil purchasers advanced payments for future crude oil commitments deliveries for approximately US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 23.9 million and 24.1 million crude oil barrels during the term of ten and seven years, respectively. To satisfy the contract deliveries, YPF may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as "Net advances from crude oil purchasers" on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. The net outstanding balance of these advances as of December 31, 2003, 2002 and 2001, amounts to 1,141, 1,728 and 1,450, respectively. As of December 31, 2003, approximately 28 million crude oil barrels are pending of delivery.

Operating leases:

        As of December 31, 2003, the main leasing contracts in force, correspond to the rental of oil and gas production and refinery facilities. Charges recognized under these contracts as of December 31, 2003, 2002 and 2001 amounted to 141, 97 and 25, respectively.

        As of December 31, 2003, future estimated payments related to these contracts are as follows:

	Within one year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years
Future estimated payments	135	135	80	40	45	34

Tax claims of YPF:

        On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue ("AFIP"), stating that the advanced payments for future crude oil deliveries received in November 1996, which were fully canceled, and received in June 1998, mentioned in the paragraph above, should have been subject to an income tax withholding for approximately 70, plus interests and fines. Additionally, on December 17, 2003, YPF received a new claim from the AFIP, considering that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments.

        The AFIP has filed a claim regarding the way in which YPF has calculated its Hydro Infrastructure and Diesel Fuel tax liabilities, in relation to gasoline and diesel fuel export sales from January to December 2002 and from June 2001 to March 2002, respectively, for a total amount of 176 plus interests. Management believes that strong legal and constitutional reasons exist to consider that the claims are without merit. Consequently, YPF made a judicial presentation challenging the claim and obtained an injunction in order to prevent the AFIP from attempting to collect the mentioned taxes.

Liabilities and contingencies assumed by the Argentine Government:

        The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990.

        As of December 31, 2003, all claims related to the predecessor presented to YPF have been or are in the process of being formally notified to the Argentine Government.

Environmental liabilities of YPF:

        YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes its operations are in substantial compliance with Argentine laws and regulations currently in effect relating to the protection of the environment as such laws have historically been interpreted and enforced.

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

        As of December 31, 2003, YPF has reserved all environmental contingencies which evaluations and/or remediation works are probable and significant, and can also be reasonably estimated, based on YPF's existing remediation program. As of December 31, 2003, reserves totaled 67. Future legislative and technological changes may cause a re-evaluation of the estimates. YPF cannot predict what environmental legislation of regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced. This potential changes and ongoing studies, could affect future results of operations.

Environmental liabilities and tax claims of YPF Holdings Inc., a wholly owned subsidiary of YPF:

        Federal, state and local laws and regulations relating to health and environmental quality in the United States affects nearly all of the operations of YPF Holdings Inc.

        YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability in connection with its business. However, as discussed below, its subsidiaries Maxus Energy Corporation ("Maxus") and Tierra Solutions Inc. ("TS") have certain potential environmental liabilities associated with former operations of Maxus. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced.

        As of December 31, 2003, reserves for environmental contingencies totaled 191. Management believes it has adequately reserved for all contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in additional reserves being required in the future. The main contingencies are detailed as follows:

        Hudson County, New Jersey.    Until 1972, Diamond Shamrock Chemical Company ("Chemicals"), a former Maxus' chemical products subsidiary, operated a chromite ore processing plant at Kearny, New Jersey. According to the Department of Environmental Protection and Energy ("DEP"), wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County.

        In 1990 Occidental Petroleum Corporation ("Occidental"), as successor to Chemicals, signed an administrative consent order with the DEP for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. The work is presently being performed by TS on behalf of Occidental. TS submitted its remedial investigation reports to the DEP in late 2001. TS is required to provide financial assurance related with the previously mentioned work. Currently, the required financial assurance is provided for US$ 20 million by a related company of YPF Holdings Inc., however, it is expected that in 2004, the financial assurance will be instrumented through a letter of credit. This financial assurance may be reduced with the approval of the DEP following any annual cost review. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 85 as of December 31, 2003. In addition, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called "orphan" chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. It is possible that the State of New Jersey might institute legal actions seeking recovery of its expenditures in connection with these sites. Parties have had preliminary discussions concerning the possible settlement of this dispute. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements.

        Painesville, Ohio.    From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio involving several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals' former chromite ore processing plant. In 1995, the Ohio Environmental Protection Agency ("OEPA") issued its Directors' Final Findings and Order (the "Director's Order") by consent ordering that a remedial investigation and feasibility study be conducted at the former Painesville plant area. TS has agreed to participate in the remedial investigation and feasibility study as required by the Director's Order. On March 2002, TS submitted the remedial investigation report covering the entire site to the OEPA and will submit required feasibility reports separately. As of December 31, 2003, YPF Holdings Inc. has reserved approximately 3 for its estimated share of the cost to perform the remedial investigation and feasibility study. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, changes, including additions, to the reserve will be made as may be required.

        Passaic River, New Jersey.    Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals' former Newark Plant, New Jersey agricultural chemicals plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the U.S. Environmental Protection Agency ("EPA"), TS is conducting further testing and studies to characterize contaminated sediment and biota, and to examine the stability of the sediments, in a six-mile portion of the Passaic River near the plant site. YPF Holdings Inc. currently expects the testing and studies to be completed in the year 2004 with a future cost of approximately 23. The estimated cost of these studies has been reserved. However, amounts reserved in connection with continuing such other studies and related matters related to the Passaic River is currently being reassessed, considering the DEP's Directive No. 1 and the Notice of Intent.

        DEP's Directive No. 1 was issued in September 2003 and served to approximately sixty six companies including certain subsidiaries of YPF Holdings Inc. Directive No. 1 asserts that the served entities are jointly and severally liable for the natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the Lower Passaic River. The DEP is asserting jurisdiction in this matter even though all or part of the Lower Passaic River has been designated as a Superfund site and is a subject of a Congressional Urban Rivers Restoration Initiative. Maxus and TS are presently assessing such Directive and determining the appropriate response thereto. The remediation costs that may be required, if any, cannot be reasonably estimated at this time.

        In November 2003, several environmental groups sent TS, Maxus and others a Notice of Intent through which they informed their intention to sue the notified for "abatement of an imminent and substantial endangerment to health and the environment" in connection with alleged discharges from the former Newark Plant. The environmental groups intend to seek an order requiring the prospective defendants to fund independent scientific studies and any appropriate abatement measures that may be identified. On February 13, 2004, the EPA and Occidental entered into an administrative order on consent pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. Once the work plan and estimated cost of these studies have been determined, an appropriate reserve will be established. TS and Maxus believe that the concerns raised by these environmental groups are being addressed through existing regulatory mechanisms, including the above-mentioned administrative order, and that the threatened litigation is unnecessary.

        Third Party Sites.    Chemicals has also been designated as a potentially responsible party ("PRP") with respect to a number of third party sites where hazardous substances were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals' share of such costs cannot be estimated at this time. At December 31, 2003, YPF Holdings Inc. has reserved 14 for these concepts, of which 12 were canceled during January 2004.

        The Port of Houston Authority (the "Port") sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property,

plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. Chemicals conveyed the Greens Bayou facility to a company in which it owned a 50% interest in 1983 and later conveyed its interest in that company to Maxus. Subsequently in 1985, Maxus acquired a full ownership interest in the company and then conveyed all of its interest in such company to a third party. TS is handling this matter on behalf of Occidental. While some of the substances of concern may have been manufactured at the Greens Bayou facility prior to these conveyances, TS and Maxus believe that any contamination of the Port's property that may have emanated from the Greens Bayou facility occurred after the conveyance of the company in 1985 or has been remediated. The Port's claims have been settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility. The estimated cost of such remediation is not expected to exceed a total of US$ 80 million. Pursuant to a cost sharing agreement among the defendants, TS (on behalf of Occidental) contributed US$ 6.3 million toward the settlement, subject to the defendants' agreement to arbitrate their respective obligations in connection with the settlement. The arbitration is expected to begin in the second half of 2004.

        Legal Proceedings.    In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties' rights with respect to obligations for certain costs allegedly related to Chemicals' Ashtabula, Ohio facility, as well as certain other costs. While this action is in the discovery stage, both Maxus and Occidental have filed motions for partial summary judgment. On January 2002, the court granted Occidental's and denied Maxus' respective motions for partial summary judgments. Maxus believes the court erred and has appealed.

        The Texas State Comptroller assessed Midgard Energy Company ("Midgard"), a subsidiary of YPF Holdings Inc., approximately 73 in Texas state franchise taxes, plus penalties and interests for periods from 1997 back to 1984. The basis for the assessment essentially is the Comptroller's attempt to characterize certain Midgard's debt as capital contributions. YPF Holdings Inc. believes the assessment is without substantial merit and has challenged the assessment through administrative appeal procedures.

        In May 2003, the U.S. Internal Revenue Service ("IRS") assessed Maxus and YPF Holdings Inc. an aggregate of approximately 70 additional income taxes for the years from 1994 through 1997. Maxus and YPF Holdings Inc. believe that most of the assessments are without merit and they have protested them. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional 22 in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. The Company is currently analyzing the merit of such assessment and cannot reasonably estimate its outcome.

Liquefied petroleum gas market:

        On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of 109 in the currency as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas ("LPG") market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

        Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the "Antitrust Board") concluded the investigation and imputed the behavior of abuse of dominant position during the previously mentioned period to YPF. On January 20, 2004, YPF answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence. Among the solid arguments expressed in the explanation submitted, YPF expressed and offered the corresponding evidence, which demonstrated that no restrictions were imposed by YPF to the LPG domestic market and that, during the period under investigation, the whole LPG domestic demand could have been satisfied by the production of YPF's competitors, so YPF's market position should not be qualified as dominant.

        Considering the criterion settled by the Argentine Supreme Court in relation to the above-mentioned process of law against YPF for the period from 1993 through 1997, which established the term for administrative infractions (under Law No. 22,262) for two years, the mentioned claim for the application of the statutes of limitation should prosper. Since the imputed conduct occurred before September 29, 1999, effective date of the new law, YPF believes that the applicable law to the proceeding is Law No. 22,262, instead of the new Antitrust Protection Law (No. 25,156).

        YPF filed with the Criminal Economic Appellate Court (the "Court of Appeals") complaint appeals: (i) on July 29, 2003, as a consequence of Antitrust Board's denial of the appeal for annulment of the resolution that disposed the opening of the summary, without previously resolving the claim for the application of the statutes of limitation opposed by YPF; and (ii) on February 4, 2004, as a consequence of Antitrust Board's denial of YPF's annulment request (based on absence of majority and prejudgment) regarding the Resolution that disposed the imputation. Furthermore, YPF protested for the irresolution of the exception opposed in due time.

Agreement with the Federal Government and the Province of Neuquén:

        On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the "Federal Executive") extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata—Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

EDF International S.A. claim:

        EDF International S.A. ("EDF") has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. Under this process, EDF claims from Repsol YPF and YPF the payment of US$ 69 million in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A., corresponding to an adjustment in the sale price under the stock purchase agreement, alleging changes in the parity between Argentine peso and US dollar prior to December 31, 2001. YPF's Management, based upon the opinion of external counsel, believes that EDF's position is without merit, as the Convertibility Law No. 23,928 was repealed by the Law No. 25,561, approved on January 6, 2002.

Availability of foreign currency deriving from exports:

        Decree No. 1,589/89 of the Federal Executive provides that, under Law No. 17,319 and its supplemented Decrees, producers enjoying free availability of crude oil, natural gas and/or liquefied gas, and producers that may decide so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

        On December 9, 2002, YPF filed a declaratory action before Federal Court No. 9, located in the Province of Salta, in order to clarify the uncertainty status brought up by the interpretation of several government organizations, which consider that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished. Additionally, YPF obtained an injunction which orders the Federal Executive, the Central Bank of Argentina and the Ministry of Economy to refrain from taking any action that would affect YPF's free availability of foreign currency, pursuant to the terms and scopes provided by Decree No. 1,589/89 article 5, as supplemented, and particularly from imposing YPF to liquidate its crude oil export collections in a higher percentage than stated in the mentioned decree. Furthermore, the injunction suspended the effects of any administrative resolution affecting the mentioned free availability of foreign currency. On December 10, 2002, the parties were notified about the motion and it is still in force in spite of the appeal opposed by the Federal Executive.

        On December 31, 2002, Decree No. 2,703/02 was enacted, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, and did not provide a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

        On March 25, 2003, Federal Court of Salta accepted the incompetence exception submitted by the defendant, consequently, legal actions have been filed at the Federal Court located in Buenos Aires City, where the controversy must be resolved.

        On December 1, 2003, the Administrative Contentious National Court determined the ineffectiveness of the mentioned injunctions, considering that the issuance of Decree No. 2,703 resolved the remaining uncertainty.

        Taking into account the last mentioned resolution, on December 15, 2003, YPF submitted an explanatory appeal: (i) seeking the clarification of the scope of Decree No. 2,703/02, as the decree became effective as of the day after its publication and did not provide a conclusion in regards to the exports in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02; and (ii) in case the uncertainty regarding the applicable regime during the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02 is resolved, requesting the analysis and dismissal of the submitted appeals related to the mentioned period.

        On February 6, 2004, the Administrative Contentious National Court resolved the dismissal of the explanatory appeal considering that: (i) the former resolution was understandable and arguments used were related to unresolved issues that will be resolved on the final verdict; and (ii) the injunction cannot be maintained because the issuance of Decree No. 2,703/03 changed the background.

        Because of the dismissal of the explanatory appeal, on February 19, 2004, YPF submitted an extraordinary appeal challenging December 1, 2003 resolution and requesting the reinstate of the previously established injunction.

Hydrocarbons' royalty liquidations:

        As from the issuance of Law No. 25,561 on Public Emergency and Exchange System Reform, which, among other measures, amended the Convertibility Law, a discrepancy between the oil and gas producing companies and the provinces took place regarding to the exchange rate to be used in royalty liquidations, since the provinces considered that royalties calculated over production sold in the domestic market did not fulfill the dispositions of Resolution No. 155/92 and 188/93 of the Secretary of Energy. According to YPF Management's opinion and based upon the dispositions of Art. 56, clause c), point I, of the Hydrocarbons Law No. 17,319 and Art. 110 of Decree No. 1,757/90, the royalty liquidation method applied by YPF based on the amounts effectively received is right and proper. During November 2003, the discrepancy related to hydrocarbons' royalties with the majority of producer provinces was resolved.

Changes in Argentine economic rules:

        During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic and exchange policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

        In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of YPF's capital (subscribed capital plus adjustment to contributions). Consequently, the retained earnings are restricted by 231.

        Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from Conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year.

12. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2002:

—
In January 2002, YPF through YPF International Ltd. sold, at fair market value, its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia for a total amount of approximately US$ 174 million, recording a gain of 114.

—
In March 2002, the Board of Directors approved the transfer of YPF's interest in Repsol YPF Chile Ltda. and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 25. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$ 104 million, recording a net loss of 4.

—
In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of 605. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

During the year ended December 31, 2001:

—
In January 2001, YPF sold its 99.99% interest in YPF Brasil S.A. to Repsol YPF, at fair market value, for an amount of approximately US$ 140 million, recording a net income of approximately 37.

—
In January 2001, YPF and its controlled company YPF International Ltd. sold their investments held in Ecuador to Repsol YPF Ecuador S.A., at fair market value, for an amount of US$ 6 million and US$ 307 million, respectively, recording a net loss of approximately 2 and 2, respectively.

—
In February 2001, YPF sold, for an amount of approximately US$ 66 million, a 36% interest in Oleoducto Trasandino (Argentina) S.A. and A & C Pipeline Holding Company recording a net income of 13 and through YPF Chile S.A., a 36% interest in Oleoducto Trasandino (Chile) S.A., recording a net income of 28.

—
In February 2001, YPF entered into an agreement with Pecom Energía S.A. ("Pecom") under which it acquired a 20.25% interest in Andina, through YPF International Ltd., and a 50% interest in Manantiales Behr and Restinga Alí areas, and sold to Pecom its interest in Santa Cruz I (30%), Santa Cruz II (62.2%) and other minor assets. Furthermore, YPF acquired an additional 9.5% interest in Andina to Pluspetrol Resources through YPF International Ltd. The total fair market value of the net assets involved in the mentioned transactions amounted to US$ 435 million. The net income recorded for the transaction previously mentioned amounted to 211.

—
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

—
In March 2001, Dow Investment Argentina S.A. and YPF approved the merger of PBB S.A. with and into Polisur S.A. (at present PBBPolisur S.A.) at book value, effective as of April 1, 2001. Consequently, YPF holds a 28% interest in the new company.

—
In April 2001, YPF sold its interest in Electricidad Argentina S.A., controlling company of Edenor S.A., to EDF International S.A., for an amount of US$ 195 million, recording a net income of 275.

—
In June 2001, YPF completed the second tranch of the sale of its 21% interest in Inversora en Distribución de Entre Ríos S.A. to PSEG Americas Ltd., recording a net income of 7.

—
In June 2001, the Board of Directors approved the dissolution of Enerfin S.A. and Argentina Private Development Company Ltd. (Cayman Islands) and the transfer of YPF's interest in Apex Petroleum Inc. to YPF International Ltd.

—
In July 2001, YPF International Ltd. sold its 100% interest in Repsol YPF Venezuela S.A. to Repsol Exploración S.A. at fair market value, for an amount of US$ 26 million. Additionally, on September 2001, YPF International Ltd. sold its 100% interest in Maxus Venezuela (C.I.) Ltd. and Maxus Guarapiche Ltd. to Repsol Exploración Venezuela B.V., at fair market value, for a total amount of US$ 47 million. As a consequence of these transactions, YPF International Ltd. recognized a loss of 206.

—
In July 2001, YPF sold its interest in Astra Producción Petrolera S.A. to Repsol Exploración Venezuela B.V., at fair market value, for an amount of US$ 3 million, recording a net income of 35.

—
In August 2001, YPF International Ltd. sold its interest in Bitech Petroleum Corporation to Lukoil Overseas Canada Ltd. for an amount of US$ 11 million, recording a net loss of 9.

—
In August 2001, YPF sold its interest in YPF Sudamericana S.A. to Repsol YPF Bolivia S.A. at book value.

—
In November 2001, Argentina Private Development Company Ltd. transferred its interest in Gas Argentino S.A. to YPF S.A. for an amount of US$ 68 million.

—
In December 2001, YPF International Ltd. sold, at fair market value, its 100% interest in YPF Holdings Inc. to YPF for an amount of approximately US$ 191 million.

—
In December 2001, in connection with an asset swap agreement between Repsol YPF and Petróleo Brasileiro S.A., YPF sold its investments in Eg3 S.A., Eg3 Asfaltos S.A. and Eg3 Red S.A. to Repsol YPF, at fair market value, for approximately US$ 559 million, recording a net loss of 59.

—
As of December 31, 2001, YPF through YPF International Ltd. recognized a loss of 554 to value its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia, at its estimated realizable value.

13. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

        As described in Note 1.b., from January 2003, the Company applied new Argentine generally accepted accounting standards, which required, in certain cases, the modification of opening balances and comparative financial statements to give retroactive effect to those introduced standards that required so. These new generally accepted accounting principles, as applied by the Company, do not differ significantly from U.S. GAAP.

        The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Note 14 and principally relate to the items discussed in the following paragraphs.

a.
Functional and Reporting Currency

        Under Argentine GAAP, financial statements are presented in constant Argentine pesos ("reporting currency"), as mentioned in Note 1.a. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 52. Therefore, YPF has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2003, 2002 and 2001, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF's subsidiaries and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income, as a component of shareholders' equity.

        The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Argentine pesos 2.93, 3.37 and 1.70 to US$ 1, as of December 31, 2003, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders' equity.

b.
Proportional Consolidation

        As discussed in Note 1.a, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The mentioned proportional consolidation generated an increase of 2,509, 1,717 and 2,291 in total assets and total liabilities as of December 31, 2003, 2002 and 2001, respectively, and an increase of 4,401, 3,695 and 2,939 in net sales and 455, 374 and 130 in operating income for the years ended December 31, 2003, 2002 and 2001, respectively.

c.
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

d.
Impairment of Long-lived Assets

        From January 1, 2003, under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to operations that were held pending sale or disposal, the Company's policy was to record these assets at amounts that did not exceed net realizable value.

        Under U.S. GAAP, for proved oil and gas properties, the Company performs the impairment review on an individual field basis. Other long-lived assets are aggregated so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets", by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, the Company estimates fair values using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. Up to December 31, 2001, the Company assessed long-lived asset impairments in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The accumulated adjustment under U.S. GAAP generated by the application of the impairment provisions as of December 31, 2003, 2002 and 2001 totaled 692, 985 and 548, respectively, for the YPF's Exploration and Production Segment, and 12, 16 and 9, respectively, for the Refining and Marketing Segment corresponding to investments in controlled companies.

        Impairment charges under U.S. GAAP amounted to 6, 45 and 128 for the years ended December 31, 2003, 2002 and 2001, respectively. The impairment recorded in the years 2003 and 2002 was the result of studies conducted that have revealed a decrease in the proved reserves. The main factor for the impairment in the year 2001 was the decline in the estimated oil and gas prices, which affected basically oil fields in the San Jorge Basin (Argentina).

        The adjusted basis after impairment results in lower depreciation under U.S. GAAP of 174, 144 and 30 for the years ended December 31, 2003, 2002 and 2001, respectively.

e.
Start-up and Organization Costs

        Under Argentine GAAP, start-up and organization costs can be capitalized subject to recoverability through future revenues. These costs should be amortized starting with the date the related plants and the facilities go into production. Under U.S. GAAP, start-up costs are expensed as incurred.

f.
Accounting for Derivative Instruments and Hedging Activities

        SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" establishes that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 provides that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Additionally, cash flow hedges' gains or losses, related to the changes in their fair values, are initially deferred in Shareholders' equity—Other Comprehensive

Income ("OCI") and are reclassified into income concurrently with the recognition in income of the cash flow items hedged. Under Argentine GAAP such changes in fair value of cash flow hedges are initially deferred in the account "Derivative instruments—temporary valuation differences" in the balance sheet (Note 2.l).

        Considering transition provisions of new Argentine accounting standards, results corresponding to certain derivative instruments cancelled before January 1, 2003, were not retroactively modified for comparative purposes. Under U.S. GAAP the mentioned derivative instruments were valued at their fair value as of December 31, 2002 and 2001.

        The net after-tax amount expected to be reclassified from OCI within next 12 months is not material. The Company had no material ineffectiveness in any cash flow or fair value hedge for the years presented.

g.
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

        The effect on net income from reversing amortization for the years 2003 and 2002 on not impaired goodwill is included in "Goodwill and other" in the reconciliation in Note 14.

        Additionally, under Argentine GAAP and according to Accounting Principles Board Opinion No. 18, during 2002, YPF has determined that an impairment loss of 74, as remeasured under U.S. GAAP, has been necessary to reduce the carrying value of the goodwill assigned to certain investees operating in business segments which were affected by Argentine economic crisis. The adjustment generated as of December 31, 2002, totaled 52 for the Chemical Segment, 16 for the Gas and Electricity Segment and 6 for the Refining and Marketing Segment. Impairment losses were measured as the amount by which the carrying amount of the assets exceeded the fair value of the assets. The Company estimated fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

h.
Sale of Noncurrent Assets to Related Parties

        Under U.S. GAAP, results on sales of noncurrent assets to related parties under common control and related accounts receivable are considered as a capital (dividend) transaction. Under Argentine GAAP, results on sales of noncurrent assets and accounts receivable are recognized in the statement of income and the balance sheet, respectively.

i.
Minimum Liability under Pension Plan

        As displayed in Note 15.c, YPF Holdings Inc., a U.S. subsidiary, has a non-contributory defined benefit pension plan with an accumulated benefit obligation ("ABO") in excess of the fair value of plan assets. According to SFAS No. 87, Employer's Accounting for Pensions, if the ABO exceeds the fair value of plan assets, the employer shall recognize in the consolidated balance sheet a liability that is at least equal to the unfunded ABO. Recognition of an additional minimum liability is required if an unfunded ABO exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded ABO, or (c) no accrued or prepaid pension cost has been recognized.

        Under U.S. GAAP, the Company must record the additional minimum liability referred to above as a component of OCI. Under Argentine GAAP, there is no requirement to record the additional minimum liability.

j.
Guarantors' Accounting and Disclosure Requirements for Guarantees

        In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements ended after December 15, 2002. Adoption of this new interpretation had no material impact on the Company's financial position or results of operations.

k.
Accounting for Asset Retirement Obligations

        In 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Assets Retirement Obligations, which has been effective for the Company from January 1, 2003 and addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money until the obligation is settled.

        There are no significant differences between provisions of SFAS No. 143 and the new generally accepted accounting standards in Argentina as adopted by the Company from January 1, 2003 as described in Note 1.b. The activity with respect to retirement obligations is described in Note 15.d.

l. Consolidation of Variable Interest Entities—Interpretation of ARB No. 51

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities—an interpretation of ARB No. 51 ("FIN 46"). FIN 46 as originally issued, and as revised by interpretation No. 46R, ("FIN 46R"), clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. They also require certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary. FIN 46 and FIN 46R will be effective for the Company on January 1, 2004.

        As of December 31, 2003, the Company has operations with two variable interest entities ("VIE") which have been created in order to structure YPF's future deliveries of oil ("FOS"), as described in Note 10.b.

        Had the provisions of FIN 46 and FIN 46R being anticipated, the main effect of the consolidation of these VIE would have been the reclassification of the outstanding balance of the account "Net advances from crude oil purchasers" into the account "Loans" of the balance sheets.

m. Arrangements Containing Leases

        EITF Issue No. 01-08, consented upon in May 2003, requires both parties in an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease. The consensus is being applied to arrangements agreed to or modified on or after January 1, 2004. The Company is currently evaluating the impact of the adoption of EITF Issue No. 01-08 on its consolidated results of operations, cash flows or financial position.

n. Reporting Realized Gains and Losses on Certain Derivative Instruments

        In July 2003, the EITF reached consensus in EITF Issue No. 03-11 "Reporting Realized Gains and Losses on Derivative Instruments that are Subject to SFAS No. 133 and Not Held for Trading Purposes" determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company has not entered into derivative transactions after that date.

o.     Revenue Recognition Standards

        In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. SAB No. 104 updates portions of revenue recognition guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company believes is following the guidance of SAB No. 104.

14. RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO UNITED STATES
        GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2003, 2002 and 2001, and to shareholders' equity as of December 31, 2003, 2002 and 2001, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2003	2002	2001
Net income according to Argentine GAAP	4,628	3,616 (2)	1,919 (2)
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1.a)	1,386	(545)	(1,000)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	(1,629)	1,382	(113)
Effects of the sale of noncurrent assets to related parties (Note 13.h)	(48)	(623)	79
Start-up and organization costs amortization (Note 13.e)	15	19	3
Impairment of long-lived assets (Note 13.d)	168	99	(98)
Effect of purchase price allocation of Maxus(1)	—	—	26
Derivative instruments (Note 13.f)	—	47	(47)
Deferred income tax(3)	(89)	(490)	481
Goodwill and other	4	(7)	2

Net income in accordance with U.S. GAAP	4,435	3,498	1,252

Net income per share in accordance with U.S. GAAP	11.28	8.89	3.18

Shareholders' equity according to Argentine GAAP	22,534	20,896 (2)	18,861 (2)
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1.a)	(8,210)	(10,944)	(10,307)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	12,241	18,865	4,494
Start-up and organization costs (Note 13.e)	(32)	(54)	(37)
Accounts receivable with related parties (Note 13.h)	(1,315)	(1,384)	—
Impairment of long-lived assets (Note 13.d)	(704)	(1,001)	(557)
Effect of purchase price allocation of Maxus(1)	—	—	260
Derivative instruments (Note 13.f)	—	—	(47)
Deferred income taxes(3)	4	106	587
Goodwill and other	9	5	12
Other comprehensive income:
Derivative instruments and hedging activities (Note 13.f)	(10)	(17)	(7)
Minimum liability under pension plan (Note 13.i and 15.c)	(183)	(169)	—

Shareholders' equity in accordance with U.S. GAAP	24,334	26,303	13,259

(1)
Corresponds to the purchase price allocated for U.S. GAAP purposes to properties that have been completely sold during the year ended December 31, 2002.
(2)
Includes the effect of retroactive adjustments for the implementation of new Argentine GAAP (Note 1.b).
(3)
Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

        The summarized balance sheets as of December 31, 2003, 2002 and 2001, and statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

	2003	2002	2001
Summarized balance sheets
Current assets	8,754	7,572	2,733
Fixed assets	22,356	26,097	14,600
Other noncurrent assets	3,015	2,611	3,248

Total assets	34,125	36,280	20,581

Current liabilities	6,308	4,776	3,962
Noncurrent liabilities	3,483	5,201	3,360
Shareholders' equity	24,334	26,303	13,259

Total liabilities and shareholders' equity	34,125	36,280	20,581

Summarized statements of income
Net sales	16,945	15,039	8,162
Operating income	7,569	5,183	1,676
Net income(1)	4,435	3,498	1,252

(1)
Net income related to discontinued operations following SFAS 144 guidance are not significant.

Summarized statements of cash flows

	2003	2002	2001
Net cash flow provided by operating activities	7,126	4,915	1,818
Net cash flow used in investing activities	(2,399)	(1,127)	(177)
Net cash flow used in financing activities	(4,434)	(3,373)	(1,996)

Increase (Decrease) in cash and equivalents	293	415	(355)

Cash and equivalents at the beginning of years	659	143	439
Cash and equivalents from the merger with Astra C.A.P.S.A. and Repsol Argentina S.A.	—	—	12
Exchange differences from cash and equivalents	(25)	101	47

Cash and equivalents at the end of years	927	659	143

Cash and equivalents at the end of years are comprised as follows:

	2003	2002	2001
Cash	264	248	46
Cash equivalents(1)	663	411	97

Cash and equivalents at the end of years	927	659	143

(1)
Included in short-term investments in the consolidated balance sheets.

        The principal financing and investing transactions not affecting cash consisted of dividends paid in kind during 2002, increases in assets related to hydrocarbon well abandonment costs and consumption of fixed assets allowances for the years ended December 31, 2003, 2002 and 2001.

15. ADDITIONAL U.S. GAAP DISCLOSURES (EXCEPT OIL AND GAS DISCLOSURES, NOTE 16)

a) Consolidated Operating Income (Loss)

        Under U.S. GAAP, costs charged to income for environmental contingencies, holding gains (losses) on inventories, impairment of long-lived assets, the proportional consolidation of jointly controlled companies, pending lawsuits and other items, which are not individually significant, would have been deducted from or added to operating income.

	Exploration and Production	Refining and Marketing	Chemical	Natural Gas and Electricity	Corporate and Other	Consolidation Adjustments	Net Amount
(Deduction) from or addition to operating income (loss) under Argentine GAAP
Year ended December 31, 2003	69	84	(167)	(191)	(193)	(17)	(415)
Year ended December 31, 2002	(1,456)	582	(140)	(190)	(169)	(169)	(1,542)
Year ended December 31, 2001	(2,796)	(370)	(6)	(48)	80	40	(3,100)

        Approximate operating income (loss) remeasured and translated into Argentine pesos as determined under U.S. GAAP by business segment for each of the years presented was as follows:

	Exploration and Production	Refining and Marketing	Chemical	Natural Gas and Electricity	Corporate and Other	Consolidation Adjustments	Net Amount
Year ended December 31, 2003	6,253	1,638	220	(11)	(504)	(27)	7,569
Year ended December 31, 2002	5,220	475	200	(53)	(469)	(190)	5,183
Year ended December 31, 2001	1,734	18	(6)	14	(234)	150	1,676

b) Comprehensive Income

        Net income under U.S. GAAP as determined in Note 14 is approximately the same as comprehensive income as defined by SFAS No. 130 for all periods presented, except for the effect in the years 2003, 2002 and 2001 of the following items, that should be included in comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

	2003		2002		2001
Effect arising from the translation into reporting currency	13,619	(3)	17,095	(3)	4,413	(3)
Minimum liability under pension plan	(183	)(2)	(169	)(2)	—
Changes in fair value of derivative instruments and hedging activities	(10	)(1)	(17	)(1)	(7	)(1)

Comprehensive income at the end of years	13,426		16,909		4,406

(1)
Tax effect is not significant.

(2)
Valuation allowance has been recorded to offset the recognized income tax effect.

(3)
Has no tax effect.

c) Pensions and Other Postretirement and Postemployment Benefits

Pensions

        The Company, through YPF Holdings Inc., has a number of trustee noncontributory pension plans covering substantially all full-time employees. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate. The benefits related to the plans are based on years of service and compensation earned during years of employment. The Company also has a noncontributory supplemental retirement plan for executive officers and selected key employees. Key information, translated into Argentine pesos, of these plans as of the date of the last actuarial report is as follows:

	2003	2002	2001
Change in benefit obligation
Benefit obligation, beginning of year	284	323	162
Service cost	2	2	2
Interest cost	17	22	12
Actuarial loss	89	28	12
Benefits paid	(11)	(49)	(25)
Settlements	(43)	—	—

Benefit obligation, end of year	338	326	163

Change in plans assets
Fair market value of assets, beginning of year	215	294	205

Actual return on assets	30	(19)	(26)
Asset adjustment to match Northern Trust statements	—	(2)	(15)
Employer contributions	5	22	8
Benefits paid	(54)	(49)	(25)

Fair market value of assets, end of year	196	246	147

Net periodic pension cost for each period from January 1 through December 31, 2003, 2002 and 2001
Service cost	2	2	2
Interest cost	17	22	12
Expected return on assets	(17)	(25)	(18)
Amortization of net loss (gain)	11	8	(1)

Net period pension cost	13	7	(5)

Recognized settlement loss	26	16	—

Total pension cost	39	23	(5)

Funded status
Accumulated benefit obligation	332	319	159
Projected benefit obligation	338	326	163
Fair value of plan assets	196	246	147

Funded status	(142)	(80)	(16)
Unrecognized net loss	188	171	63

Net amount recognized	46	91	47

Amounts recognized in the statement of financial position consist of:
Prepaid pension cost	—	—	61
Accrued pension liabilities	(137)	(78)	(23)
Accumulated other comprehensive income	183	169	9

Net amount recognized	46	91	47

Weighted average assumptions(1):
Discount rate	6.25%	7.0%	7.25%
Expected rate of return on assets	9.0%	9.0%	9.0%
Expected rate of compensation increase	4.5-5.5%	4.5-5.5%	4.5-5.5%

(1)
For measurement purposes, plans assets and liabilities were valued as of October 31, 2003 and 2002 for the years ended December 31, 2003 and 2002, respectively.

        The projected benefit obligation was 338, 326 and 163, the accumulated benefit obligation was 332, 319 and 159, and the fair value of plan assets was 196, 246 and 147 for the pension plans with accumulated benefit obligations in excess of plan assets, as of December 31, 2003, 2002 and 2001, respectively.

Other postretirement and postemployment benefits

        The Company, through YPF Holdings Inc., provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other postemployment benefits for eligible individuals whose employment is terminated by the Company prior to their normal retirement. The Company accrues the estimated cost of retiree benefit payments, other than pensions, during employees' active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. The Company accounts for benefits provided after employment but before retirement by accruing the estimated cost of postemployment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. The Company's policy is to fund other postretirement and postemployment benefit as claims are incurred. Key information as of the date of the last actuarial report, translated into Argentine pesos, is as follows:

	2003	2002	2001
Components of net periodic post-retirement benefit cost for the period from January 1 through December 31, 2003, 2002 and 2001
Interest cost on accumulated post-retirement benefit obligation	8	9	5
Recognized net actuarial loss	2	1	—

Net periodic post-retirement benefit costs	10	10	5

Reconciliation of funded status to accrued post-retirement benefit costs
Change in benefit obligation
Accumulated post-retirement benefit obligation, beginning of year	118	137	59
Interest cost	8	9	5
Plan participants' contributions	2	2	1
Actuarial loss	29	2	12
Benefits paid	(14)	(15)	(8)

Accumulated post-retirement benefit obligation, end of year	143	135	69

Change in plan assets
Fair market value of plan assets, beginning of year	—	—	—
Employer contributions	12	13	7
Plan participants' contributions	2	2	1
Benefits paid	(14)	(15)	(8)

Fair market value of plan assets, end of year	—	—	—

Reconciliation of funded status:
Funded status	(143)	(134)	(69)
Employer contributions paid after October 31 and before December 31	3	—	—
Unrecognized actuarial loss	51	27	13

Net liability at end of year	(89)	(107)	(56)

Assumptions used for post-retirement benefits accounting(1)
Discount rate	6.25%	7.00%	7.25%

(1)
For measurement purposes, plan liabilities were valued as of October 31, 2003 and 2002 for the years ended December 31, 2003 and 2002, respectively.

        For measurement purposes, the net per capita cost of covered health care benefits are assumed to have an initial annual rate of increase of 10% in 2004 that will gradually decrease by 1% each year to 5% in 2009, and thereafter remain at 5%.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trends rates would have the following effects:

	One- percentage- point decrease	One- percentage- point increase
Effect on total of service and interest cost components	(1)	1
Effect on year-end postretirement benefit obligation	(11)	12

        The Company also provides for medical and death benefits to disabled employees and death benefits for certain former and retired executives. Total liabilities amount to 12, 6 and 3 and the discounts rates used to calculate these liabilities were 6.25%, 7.0% and 7.25% as of December 31, 2003, 2002 and 2001, respectively.

d) Hydrocarbon Well Abandonment Obligations

        Under provisions of Resolution No. 5/96 of the Argentinean Secretary of Energy, the Company has the obligation to incur in costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

        The reconciliation of the beginning and ending aggregate carrying amount of hydrocarbon well abandonment obligation is as follows:

2003
Aggregate hydrocarbon well abandonment obligation, beginning of year	199
Revision in estimated cash flows	128
Obligations incurred	4
Accretion expense	17
Obligations settled	(1)

Aggregate hydrocarbon well abandonment obligation, end of year	347

16. OIL AND GAS DISCLOSURES (Unaudited)

        The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, "Disclosures about Oil and Gas Producing Activities".

Capitalized costs

        The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2003, 2002 and 2001:

	2003
	Argentina	Other Foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	39,013	46	39,059
Support equipment and facilities	782	—	782
Uncompleted wells, equipment and facilities	987	93	1,080
Unproved oil and gas properties	—	50	50

Total capitalized costs	40,782	189	40,971
Accumulated depreciation and valuation allowances	(26,767)	(14)	(26,781)

Net capitalized costs	14,015	175	14,190

Investees' net capitalized costs	102	—	102

	2002
	Argentina	Other Foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	37,084	55	37,139
Support equipment and facilities	740	3	743
Uncompleted wells, equipment and facilities	988	14	1,002
Unproved oil and gas properties	—	39	39

Total capitalized costs	38,812	111	38,923
Accumulated depreciation and valuation allowances	(25,004)	(20)	(25,024)

Net capitalized costs	13,808	91	13,899

Investees' net capitalized costs	135	—	135
	2001
	Argentina	Rest of South America		Other Foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	35,178	437		2,550		38,165
Support equipment and facilities	820	4		42		866
Uncompleted wells, equipment and facilities	747	29		169		945
Unproved oil and gas properties	97	—		29		126

Total capitalized costs	36,842	470		2,790		40,102
Accumulated depreciation and valuation allowances	(23,492)	(136)		(1,339)		(24,967)

Net capitalized costs	13,350	334	(1)	1,451	(1)	15,135

Investees' net capitalized costs	114	1,200	(1)	—		1,314

(1)
Corresponds mainly to capitalized costs related to properties sold during the year 2002 as mentioned in Note 12.

Costs incurred

        The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2003, 2002 and 2001:

	2003
	Argentina	Other Foreign	Worldwide
Acquisition of properties
Unproved	—	20	20
Exploration costs	215	208	423
Development costs	1,900	2	1,902

Total costs incurred	2,115	230	2,345

Investees' total costs incurred	6	—	6
	2002
	Argentina	Rest of South America(1)		Other Foreign	Worldwide
Acquisition of properties
Unproved	—	—		4	4
Exploration costs	147	5		73	225
Development costs	2,040	24		3	2,067

Total costs incurred	2,187	29		80	2,296

Investees' total costs incurred	27	79	(1)	—	106
	2001
	Argentina		Rest of South America(1)		Other Foreign	Worldwide
Acquisition of properties
Proved	1,934	(2)	—		—	1,934
Unproved	97	(3)	—		2	99
Exploration costs	180		18		35	233
Development costs	1,706		123		189	2,018

Total costs incurred	3,917		141	(1)	226	4,284

Investees' total costs incurred	11		976	(1)	—	987

(1)
Includes costs incurred related to properties sold during the years 2002 and 2001, as mentioned in Note 12.

(2)
Includes 1,840 related to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

(3)
Corresponds to the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

Results of operations from oil and gas producing activities

        The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

        Differences between these tables and the amounts shown in Notes 8 and 15.a, "Consolidated Business Segment Information" and "Consolidated Operating Income (Loss)", respectively, for the exploration and production business unit, relate to additional oil and gas operations that do not arise from those properties held by the Company.

	2003
	Argentina	Other Foreign	Worldwide
Net sales to unaffiliated parties	1,411 (1)	21	1,432
Net intersegment sales	10,092 (1)	—	10,092

Total net revenues	11,503	21	11,524
Production costs	(3,190)	(10)	(3,200)
Exploration expenses	(154)	(123)	(277)
Depreciation and expense for valuation allowances	(1,806)	(6)	(1,812)
Other	—	(3)	(3)

Pre-tax income (loss) from producing activities	6,353	(121)	6,232
Income tax expense	(2,520)	(4)	(2,524)

Results of oil and gas producing activities	3,833	(125)	3,708

Investees' results of operations	20	—	20
	2002
	Argentina	Rest of South America(2)	Other Foreign	Worldwide
Net sales to unaffiliated parties	905 (1)	84	17	1,006
Net intersegment sales	10,935 (1)	10	—	10,945

Total net revenues	11,840	94	17	11,951
Production costs	(3,139)	(50)	(6)	(3,195)
Exploration expenses	(145)	(4)	(93)	(242)
Depreciation and expense for valuation allowances	(1,569)	(23)	(9)	(1,601)
Other	—	1	(3)	(2)

Pre-tax income (loss) from producing activities	6,987	18	(94)	6,911
Income tax expense	(2,446)	(4)	28	(2,422)

Results of oil and gas producing activities	4,541	14 (2)	(66)	4,489

Investees' results of operations	50	22 (2)	—	72

	2001
	Argentina	Rest of South America(2)	Other Foreign	Worldwide
Net sales to unaffiliated parties	4,049 (1)	204	899	5,152
Net intersegment sales	4,693 (1)	18	—	4,711

Total net revenues	8,742	222	899	9,863
Production costs	(2,655)	(106)	(387)	(3,148)
Exploration expenses	(165)	(21)	(38)	(224)
Depreciation and expense for valuation allowances	(1,484)	(59)	(255)	(1,798)
Other	—	20	(11)	9

Pre-tax income from producing activities	4,438	56	208	4,702
Income tax expense	(1,553)	(18)	(86)	(1,657)

Results of oil and gas producing activities	2,885	38 (2)	122 (2)	3,045

Investees' results of operations	42	64 (2)	—	106

(1)
As mentioned in Note 8, effective January 1, 2002, crude oil sales are conducted through the Refining and Marketing segment. If this new marketing policy had been retroactively applied, net sales to unaffiliated parties and net intersegment sales for Argentina would have been 1,762 and 6,980 for the year ended December 31, 2001.

(2)
Includes results from oil and gas producing activities related to properties sold during the years 2002 and 2001, as mentioned in Note 12.

Oil and gas reserves

        Proved reserves represent estimated quantities of crude oil, including condensate and natural gas liquids, and natural gas which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

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

        The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2003, 2002 and 2001, and the changes therein:

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2003
	Argentina		Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,381		6	1,387
Revisions of previous estimates	(18)		(1)	(19)
Extensions, discoveries and improved recovery	58		—	58
Production for the year	(157)		—	(157)

End of year	1,264	(1)	5	1,269

Proved developed reserves
Beginning of year	1,135		1	1,136
End of year	1,047	(2)	—	1,047
Investees' proved developed and undeveloped reserves	10		—	10
	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2002
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,467		20	178	1,665
Revisions of previous estimates	11		—	—	11
Extensions, discoveries and improved recovery	63		—	—	63
Sales of reserves in place (Note 12)	—		(20)	(172)	(192)
Production for the year	(160)		—	—	(160)

End of year	1,381	(1)	—	6	1,387

Proved developed reserves
Beginning of year	1,183		10	150	1,343
End of year	1,135	(2)	—	1	1,136
Investees' proved developed and undeveloped reserves	19		—	—	19

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2001
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,368		162	132	1,662
Revisions of previous estimates	(7)		2	61	56
Extensions, discoveries and improved recovery	89		5	2	96
Purchases of reserves in place	195	(3)	—	—	195
Sales of reserves in place (Note 12)	(18)		(144)	—	(162)
Production for the year	(160)		(5)	(17)	(182)

End of year	1,467	(1)	20	178	1,665

Proved developed reserves
Beginning of year	1,088		69	104	1,261
End of year	1,183	(2)(4)	10	150	1,343
Investees' proved developed and undeveloped reserves	21		60	—	81

(1)
Includes natural gas liquids of 275, 368 and 316, as of December 31, 2003, 2002 and 2001, respectively.
(2)
Includes natural gas liquids of 222, 274 and 237, as of December 31, 2003, 2002 and 2001, respectively.
(3)
Includes 14 of purchases of reserves and 181 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.
(4)
Includes 143 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

	Natural gas (Billions of cubic feet)
	2003
	Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	8,919	55	8,974
Revisions of previous estimates	(362)	(4)	(366)
Extensions and discoveries	16	—	16
Production for the year(1)	(643)	(1)	(644)

End of year	7,930	50	7,980

Proved developed reserves
Beginning of year	6,793	8	6,801
End of year	5,602	7	5,609
Investees' proved developed and undeveloped reserves	297	—	297

	Natural gas (Billions of cubic feet)
	2002
	Argentina	Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	9,569	188	422	10,179
Revisions of previous estimates	(125)	—	5	(120)
Extensions and discoveries	15	—	—	15
Sales of reserves in place (Note 12)	—	(188)	(370)	(558)
Production for the year(1)	(540)	—	(2)	(542)

End of year	8,919	—	55	8,974

Proved developed reserves
Beginning of year	7,340	45	127	7,512
End of year	6,793	—	8	6,801
Investees' proved developed and undeveloped reserves	513	—	—	513
	Natural gas (Billions of cubic feet)
	2001
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	9,381		257	450	10,088
Revisions of previous estimates	15		564	(9)	570
Extensions and discoveries	384		163	4	551
Purchases of reserves in place	693	(2)	—	—	693
Sales of reserves in place (Note 12)	(372)		(792)	—	(1,164)
Production for the year(1)	(532)		(4)	(23)	(559)

End of year	9,569		188	422	10,179

Proved developed reserves
Beginning of year	7,072		40	155	7,267
End of year	7,340	(3)	45	127	7,512
Investees' proved developed and undeveloped reserves	554		2,618	—	3,172

(1)
Excludes quantities, which have been flared or vented.

(2)
Includes 5 of purchases of reserves and 688 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

(3)
Includes 467 as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

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

        The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 2.93, 3.37 and 1.7 to US$ 1, as of December 31, 2003, 2002 and 2001, respectively.

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

	2003
	Argentina	Other Foreign	Worldwide
Future cash inflows	109,099	998	110,097
Future production costs	(27,141)	(289)	(27,430)
Future development costs	(2,944)	(168)	(3,112)

Future net cash flows, before income taxes	79,014	541	79,555
Discount for estimated timing of future cash flows	(31,915)	(273)	(32,188)
Future income taxes, discounted at 10%(1)	(15,354)	(98)	(15,452)

Standardized measure of discounted future net cash flows	31,745	170	31,915

Investees' standardized measure of discounted future net cash flows	374	—	374

	2002
	Argentina	Other Foreign	Worldwide
Future cash inflows	134,406	1,574	135,980
Future production costs	(29,486)	(712)	(30,198)
Future development costs	(4,671)	(223)	(4,894)

Future net cash flows, before income taxes	100,249	639	100,888
Discount for estimated timing of future cash flows	(42,123)	(309)	(42,432)
Future income taxes, discounted at 10%(1)	(19,418)	(119)	(19,537)

Standardized measure of discounted future net cash flows	38,708	211	38,919

Investees' standardized measure of discounted future net cash flows	732	—	732
	2001
	Argentina	Rest of South America	Other Foreign	Worldwide
Future cash inflows	111,486	2,093	15,058	128,637
Future production costs	(31,489)	(701)	(8,870)	(41,060)
Future development costs	(6,724)	(345)	(1,176)	(8,245)

Future net cash flows, before income taxes	73,273	1,047	5,012	79,332
Discount for estimated timing of future cash flows	(31,749)	(690)	(1,996)	(34,435)
Future income taxes, discounted at 10%(1)	(12,703)	(108)	(1,231)	(14,042)

Standardized measure of discounted future net cash flows	28,821	249 (2)	1,785 (2)	30,855

Investees' standardized measure of discounted future net cash flows	752	2,148	—	2,900

(1)
Future income taxes undiscounted are 25,599 (25,408 for Argentina and 191 for Other Foreign), 30,988 (30,763 for Argentina and 225 for Other Foreign) and 19,733 (17,434 for Argentina, 264 for Rest of South America and 2,035 for Other Foreign) as of December 31, 2003, 2002 and 2001, respectively.

(2)
Includes cash flows related to properties sold during the year 2002, as mentioned in Note 12.

Changes in the standardized measure of discounted future net cash flows

        The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Beginning of year	38,919	30,855	25,800
Sales and transfers, net of production costs	(8,324)	(8,756)	(6,715)
Net change in sales and transfer prices, net of future production costs	(9,529)	18,166	4,359
Extensions, discoveries and improved recovery, net of future production and development costs	1,833	2,312	2,159
Changes in estimated future development costs	18	(241)	(1,581)
Development costs incurred during the year that reduced future development costs	1,902	2,067	2,018
Revisions of quantity estimates	(1,238)	(165)	743
Accretion of discount	5,846	4,490	3,750
Net change in income taxes	4,085	(5,495)	(2,352)
Purchase of reserves in place	—	—	2,838 (1)
Sales of reserves in place	—	(1,735)	(1,732)
Changes in production rates (timing) and other	(1,597)	(2,579)	1,568

End of year	31,915	38,919	30,855

(1)
Includes 336 of purchase of reserves and 2,502 incorporated as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF as mentioned in Note 1.a.

17. OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

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

a)
Fixed assets evolution.

b)
Investments in shares and holdings in companies under significant influence and other companies.

c)
Allowances and reserves.

d)
Cost of sales.

e)
Foreign currency assets and liabilities.

f)
Expenses incurred.

a)
Fixed assets evolution

	2003
	Cost
Main Account	Amounts at Beginning of Year	Traslation Net Effect(6)	Increases		Net Decreases and Transfers		Amounts at End of Year
Land and buildings	2,335	(1)	1		(48)		2,287
Mineral property, wells and related equipment	37,261	(8)	22		1,910		39,185
Refinery equipment and petrochemical plants	8,519	—	9		(95)		8,433
Transportation equipment	1,659	—	1		98		1,758
Materials and equipment in warehouse	314	—	469		(508)		275
Drilling and work in progress	1,337	(4)	2,042		(2,024)		1,351
Furniture, fixtures and installations	459	—	—		(6)		453
Selling equipment	1,275	—	—		(35)		1,240
Other property	347	(3)	8		6		358

Total 2003	53,506	(16)	2,552	(2)(9)	(702	)(1)	55,340

Total 2002	53,169	1,293	2,905	(2)	(3,861	)(1)(5)	53,506

Total 2001	52,450	—	9,457	(2)(7)	(8,738	)(1)(5)	53,169

	2003									2002		2001
	Depreciation
Main Account	Accumulated at Beginning of Year	Net Decreases and Transfers		Depreciation Rate	Increases		Accumulated at End of Year	Net Book Value		Net Book Value		Net Book Value
Land and buildings	890	(16)		2%	47		921	1,366		1,445		1,545
Mineral property, wells and related equipment	24,576	(56)		(4)	1,789		26,309	12,876	(3)	12,685	(3)	13,945	(3)
Refinery equipment and petrochemical plants	4,671	(2)		4-10%	297		4,966	3,467		3,848		3,623
Transportation equipment	1,115	(4)		4-5%	38		1,149	609		544		532
Materials and equipment in warehouse	—	—		—	—		—	275		314		255
Drilling and work in progress	—	—		—	—		—	1,351		1,337		1,304
Furniture, fixtures and installations	368	(13)		10%	33		388	65		91		117
Selling equipment	773	(50)		10%	87		810	430		502		637
Other property	253	(6)		10%	20		267	91		94		110

Total 2003	32,646	(147	)(1)		2,311		34,810	20,530

Total 2002	31,101	(620	)(1)(5)		2,165		32,646			20,860

Total 2001	29,378	(3,373	)(1)(5)		5,096	(8)	31,101					22,068

(1)
Includes 108, 32 and 1,227 of net book value charged to fixed assets allowances for the years ended December 31, 2003, 2002 and 2001, respectively.
(2)
Includes 53, 40 and 35 corresponding to capitalized financial expenses for those assets whose construction is extended in time for the years ended December 31, 2003, 2002 and 2001, respectively.
(3)
Includes 1,514, 1,652 and 1,775 of mineral property as of December 31, 2003, 2002 and 2001, respectively.
(4)
Depreciation has been calculated according to the unit of production method.
(5)
Includes 2,927 and 4,106 corresponding to net decreases for the years ended December 31, 2002 and 2001, respectively, related to the transactions mentioned in Note 12.
(6)
Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.
(7)
Includes 6,542 corresponding to the cost of fixed assets of Astra and Repsol Argentina S.A. at the moment of their merger into YPF, and to fixed assets acquired to Pecom (Note 12).
(8)
Includes 2,801 of fixed assets' accumulated depreciation corresponding to Astra and Repsol Argentina S.A. at the moment of their merger into YPF (Note 1.a).
(9)
Includes 133 related to hydrocarbon well abandonment obligations future costs.

b)
Investments in shares and holdings in companies under significant influence and other companies

	2003														2002	2001
							Information on the Issuer
	Description of the Securities								Last Financial Statements Issued
Name and Issuer	Class	Face Value	Amount	Book Value		Cost	Main Business	Registered Address	Date	Capital Stock	Income (loss)	Equity	Holding in Capital Stock		Book Value	Book Value
Companies under significant influence:
Oleoductos del Valle S.A.	Common	$10	4,072,749	103	(1)	33	Oil transportation by pipeline	Florida 1, P.10°, Buenos Aires, Argentina	09/30/03	110	7	344	37.00%		112	95
PBBPolisur S.A.	Common	$1	12,838,664	100		236	Petrochemicals	Av. Eduardo Madero 900, P.7°, Buenos Aires, Argentina	09/30/03	46	183	357	28.00%		30	105
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	47	(1)	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/03	14	19	142	33.15%		45	24
Oiltanking Ebytem S.A.	Common	$10	351,167	29	(1)	7	Hydrocarbon transportation and storage	Alicia Moreau de Justo 872, P.4°, Of. 7, Buenos Aires, Argentina	09/30/03	12	27	115	30.00%		9	4
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	12,298,800	29		26	Gas transportation by pipeline	San Martín 323, P.19°, Buenos Aires, Argentina	09/30/03	124	9	289	10.00%		28	29
Central Dock Sud S.A.	Common	$0.01	86,799,282	29	(3)	52	Electric power generation and bulk marketing	Reconquista 360, P.6°, Buenos Aires, Argentina	09/30/03	9	45	272	9.98	%(2)	16	7
Gas Argentino S.A.	Common	$1	104,438,182	93	(3)	338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/03	230	48	347	45.33%		22	336
Inversora Dock Sud S.A.	Common	$1	40,291,975	158	(3)	193	Investment and finance	Reconquista 360, P.6°, Buenos Aires, Argentina	09/30/03	94	33	269	42.86%		139	240
Pluspetrol Energy S.A.	Common	$1	30,006,540	229		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/03	67	54	510	45.00%		141	242
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	8,099,280	24		1	Oil transportation by pipeline	Esmeralda 255, P.5°, Buenos Aires, Argentina	09/30/03	45	26	134	18.00%		22	26
Empresas Lipigas S.A.	—	—	—	—		—	—	—	—	—	—	—	—		—	83
Other companies:
Others(4)	—	—	—	16		13	—	—	—	—	—	—	—		14	68

				857		1,020									578	1,259

For supplemental information on main changes on companies comprising the YPF Group, see Note 12.

(1)
Holding in shareholders' equity, net of intercompany profits.
(2)
Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(3)
Holding in shareholders' equity plus adjustments to conform to YPF S.A. accounting methods.
(4)
Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Petróleos Transandinos YPF S.A., Gasoducto Oriental S.A. and Mercobank S.A. as of December 31, 2003 and 2002, and the above-mentioned companies and Oleoducto Trasandino (Chile) S.A., Gasoducto del Pacífico (Chile) S.A. and Apex Petroleum Inc. as of December 31, 2001.

c)
Allowances and reserves

	2003							2002	2001
Account	Amount at Beginning of Year	Increases		Decreases		Amount at End of Year		Amount at End of Year	Amount at End of Year
Deducted from current assets:
For doubtful trade receivables	453	18		96		375		453	1,053
For other doubtful accounts	105	21		4		122		105	229

	558	39		100		497		558	1,282

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	97	6		23		80		97	79
For reduction in value of holdings in long-term investments	191	151		49		293		191	309
For unproductive exploratory drilling	44	57		62		39		44	4
For obsolescence of materials	26	—		—		26		26	26
For fixed assets to be disposed of	57	10		46		21		57	57

	415	224		180		459		415	475

Total deducted from assets, 2003	973	263		280	(1)	956

Total deducted from assets, 2002	1,757	180		964	(1)			973

Total deducted from assets, 2001	1,835	1,288	(4)	1,366					1,757

Reserves for losses—current:
For various specific contingencies	142	10		54		98		142	295

Reserves for losses—noncurrent:
For pending lawsuits and environmental contingencies	485	158		162		481	(3)	485	393
For various specific contingencies	57	15		16		56		57	8

	542	173		178		537		542	401

Total included in liabilities, 2003	684	183		232	(1)	635

Total included in liabilities, 2002	696	437		449	(1)			684

Total included in liabilities, 2001	712	182	(2)	198					696

(1)
Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of years and of the operations of the years for monetary allowances and reserves.
(2)
Includes 35 corresponding to Astra and Repsol Argentina S.A. reserves for losses, recorded at the moment of their merger into YPF (Note 1.a).
(3)
Includes 309 for YPF's lawsuits, 168 for YPF Holdings' environmental contingencies and 4 for A-Evangelista S.A.'s legal contigencies.
(4)
Includes 10 corresponding to Astra and Repsol Argentina S.A. allowances, recorded at the moment of their merger into YPF (Note 1.a).

d)
Cost of sales

	2003	2002	2001
Inventories at beginning of year	905	774	919
Purchases for the year	4,500	4,307	3,528
Production costs (Note 17.f)	6,845	6,983	7,156
Holding gains (losses) on inventories	47	69	(88)
Inventories at end of year	(974)	(905)	(774)

Cost of sales	11,323	11,228	10,741

e)
Foreign currency assets and liabilities

	Foreign Currency and Amount
Account							Exchange Rate in Pesos as of 12-31-03		Book Value as of 12-31-03
	2001		2002		2003
Current Assets
Cash	US$	24	US$	40	US$	50	2.88	(1)	144
	$CH	2,806	—	—	—	—	—		—
Investments	US$	87	US$	59	US$	116	2.88	(1)	334
	$CH	4,769	—	—	—	—	—		—
Trade receivables
Accounts receivable	US$	456	US$	454	US$	502	2.88	(1)	1,446
	—	—		€5		€1	3.62	(1)	4
	$CH	9,660	—	—	—	—	—		—
Notes receivable	$CH	9,088	—	—	—	—	—		—
Other receivables	US$	564	US$	1,416	US$	2,086	2.88	(1)	6,008
	$CH	5,520	—	—	—	—	—		—

Total current assets									7,936

Noncurrent Assets
Investments	US$	8	US$	5	US$	2	2.88	(1)	6
Other receivables	US$	31	US$	173	US$	231	2.88	(1)	665
	$CH	7,401	—	—	—	—	—		—

Total noncurrent assets									671

Total assets									8,607

Current Liabilities
Accounts payable	US$	225	US$	226	US$	315	2.93	(2)	923
	—	—	—	—		€10	3.68	(2)	37
	$CH	18,566	—	—	—	—	—		—
Loans
Maxus Notes, interest rate swaps, other bank loans and other creditors	US$	505	US$	132	US$	117	2.93	(2)	343
	Yen	3,848	—	—	—	—	—		—
Related parties	US$	588	US$	111	US$	17	2.93	(2)	50
Mega Negotiable Obligations	US$	10	US$	10	US$	10	2.93	(2)	29
Profertil syndicated loan	US$	9	US$	10	US$	14	2.93	(2)	41
YPF Negotiable Obligations	US$	91	US$	289	US$	196	2.93	(2)	574
Salaries and social security	US$	7	US$	7	US$	6	2.93	(2)	18
	$CH	427	—	—	—	—	—		—
Taxes payable	US$	31	US$	17	US$	2	2.93	(2)	6
	$CH	4,280	—	—	—	—	—		—
Net advances from crude oil purchasers	US$	151	US$	118	US$	89	2.93	(2)	260

Total current liabilities									2,281

e)
Foreign currency assets and liabilities (continued)

	Foreign Currency and Amount
Account							Exchange Rate in Pesos as of 12-31-03		Book Value as of 12-31-03
	2001		2002		2003
Noncurrent Liabilities
Accounts payable	US$	30	US$	23	US$	23	2.93	(2)	67
	$CH	86	—	—	—	—	—		—
Loans
Maxus Notes, interest rate swaps, other bank loans and other creditors	US$	198	US$	119	US$	84	2.93	(2)	246
	Yen	1,896	—	—	—	—	—		—
YPF Negotiable Obligations	US$	981	US$	708	US$	367	2.93	(2)	1,075
Mega Negotiable Obligations	US$	159	US$	149	US$	140	2.93	(2)	409
Profertil syndicated loan	US$	141	US$	133	US$	125	2.93	(2)	366
Salaries and social security	US$	52	US$	43	US$	41	2.93	(2)	119
Net advances from crude oil purchasers	US$	509	US$	391	US$	301	2.93	(2)	881

Total noncurrent liabilities									3,163

Total liabilities									5,444

(1)
Buying exchange rate.
(2)
Selling exchange rate.

f)
Expenses incurred

	2003
						2002	2001
	Production Costs	Administrative Expenses	Selling Expenses	Exploration Expenses
					Total	Total	Total
Salaries and social security taxes	307	84	99	36	526	556	947
Fees and compensation for services	30	93	24	14	161	175	264
Other personnel expenses	103	35	23	21	182	140	195
Taxes, charges and contributions	176	10	116	—	302	280	263
Royalties and easements	1,470	—	—	—	1,470	1,604	1,088
Insurance	72	3	19	2	96	63	35
Rental of real estate and equipment	153	4	61	2	220	173	237
Survey expenses	—	—	—	94	94	55	18
Depreciation of fixed assets	2,155	25	131	—	2,311	2,165	2,295
Industrial inputs, consumable materials and supplies	449	10	22	2	483	559	479
Construction and other service contracts	326	42	45	8	421	559	580
Preservation, repair and maintenance	623	8	25	6	662	665	899
Contracts for the exploitation of productive areas	211	—	—	—	211	152	112
Unproductive exploratory drillings	—	—	—	87	87	99	109
Transportation, products and charges	427	—	508	—	935	890	772
Allowance for doubtful trade receivables	—	—	18	—	18	39	497
Publicity and advertising expenses	—	30	56	—	86	60	143
Fuel, gas, energy and miscellaneous	343	60	37	5	445	541	648

Total 2003	6,845	404	1,184	277	8,710

Total 2002	6,983	435	1,115	242		8,775

Total 2001	7,156	480	1,721	224			9,581

Exhibit Index

1.1	Bylaws (Estatutos) of YPF, S.A. as amended (Spanish Version)†
1.2	Bylaws (Estatutos) of YPF, S.A. as amended (English Version)†
8.1	List of significant subsidiaries.
12.1	Section 302 Certification by the Chief Executive Officer
12.2	Section 302 Certification by the Chief Financial Officer
13.1	Section 906 Certification

†
Previously filed as an exhibit to YPF's 1999 annual report on Form 20-F filed on June 2, 2000.