Form 20-F
period 2004-12-31
YPF SOCIEDAD ANONIMA
filed 2005-06-30
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

The number of issued shares of each class of stock of YPF Sociedad Anónima as of December 31, 2004 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	1,475,704
Class D Shares	391,825,701

393,312,793

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

i

ii

CONVERSION TABLE

1 acre	=	0.405 hectares
1 barrel	=	42 U.S. gallons
1 barrel of oil equivalent	=	1 barrel of crude oil	=	5,615 cubic feet of gas
1 barrel of crude oil per day	=	approximately 50 tonnes of crude oil per year
1 cubic meter	=	35.314 cubic feet
1 cubic meter	=	6.2891 barrels
1 kilometer	=	approximately 0.62 miles
1 short ton	=	0.907 tonnes	=	2,000 pounds
1 long ton	=	1.016 tonnes	=	2,240 pounds
1 tonne	=	1 metric tonne	=	1,000 kilograms = approximately 2,205 pounds
1 tonne of crude oil	=	1 metric tonne of crude oil	=	approximately 7.3 barrels of crude oil (assuming a specific gravity of 347 Atmospheric Pressure Index (“API”))

References

YPF Sociedad Anónima is a stock corporation (Sociedad Anónima) organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report, “YPF”, “we,” “our” and “us” refer to YPF Sociedad Anónima and its subsidiaries or, if the context requires, its predecessor companies. “Repsol” and “Repsol YPF” refer to Repsol YPF, S.A. and its consolidated companies, unless otherwise specified. YPF maintains its financial books and records and publishes its financial statements in Argentine pesos. In this annual report, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars”, “U.S. dollars” or “US$” are to United States dollars.

Presentation of Certain Information

On January 6, 2002, the Argentine congress passed Law No. 25,561 on “Public Emergency Reform of the Foreign Exchange System” (the “Public Emergency Law”). Among other measures, this law abrogated the one-to-one dollar-peso peg. Since that date, the peso floats freely against the dollar in the Argentine foreign exchange market. Since December 31, 2002, the exchange markets were consolidated into a free market for negotiating foreign trade transactions.

In this annual report, references to “Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2004, 2003 and 2002, and YPF’s audited consolidated statements of income for the three years ended December 31, 2004, 2003 and 2002.

Unless otherwise indicated, the information contained in this annual report reflects:

•	for the subsidiaries that were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests, and

•	for those subsidiaries whose results were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated. For information regarding consolidation, see Note 1 to the Consolidated Financial Statements.

The Consolidated Financial Statements and other amounts derived from such Consolidated Financial Statements, included elsewhere throughout this annual report reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant pesos. All the amounts were restated to constant pesos as of February 28, 2003. See Note 1 to the Consolidated Financial Statements.

Forward Looking Statements

This annual report contains statements that YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements appear throughout this annual report and may include statements regarding the intent, belief or current expectations of YPF and its management, including with respect to trends affecting YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. Accordingly, YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “—Risk Factors” below and “Item 5: Operating and Financial Review and Prospects”. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

CERTAIN OIL AND GAS TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which YPF has interests in exploration or production. Net acreage is YPF’s interest, expressed in acres, in the relevant exploration or production area.

“Bcf”	Billion cubic feet.

“Bcfe”	Billion cubic feet equivalent.

“BOE”	Barrels of oil equivalent.

“bpd”	Barrels of oil per day.

“calendar day”	When used with respect to production or capacity, means total annual production or capacity (after taking into account scheduled plant shutdowns) divided by 365.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil with respect to YPF’s production and reserves includes condensate and natural gas liquids.

“MBOE”	Million barrels of oil equivalent.

“mmbbl”	Million barrels.

“mbpd”	Thousand barrels per day.

“mcf”	Thousand cubic feet.

“mcfpd”	Thousand cubic feet per day.

“mmbtu”	Million British Thermal Units.

“mmcf”	Million cubic feet.

“mmcfpd”	Million cubic feet per day.

“proved reserves”

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

“proved developed reserves”

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved undeveloped reserves”

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

“WTI”	West Texas Intermediate.

PART I

ITEM 1. Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the Accompanying Notes and Exhibits included in this annual report.

The consolidated income statement data for each of the years in the three-year period ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the accompanying Notes and Exhibits included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 and 2000 set forth below have been derived from YPF’s audited consolidated financial statements, which are not included in this annual report and do not include the retroactive effect from discontinued operations. The consolidated income statement data for the year ended December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 do not include the retroactive effect of the application from January 1, 2003 of new generally accepted accounting standards in Argentina.

YPF’s Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 13 to the Consolidated Financial Statements describes the principal differences between Argentine GAAP and U.S. GAAP, as they relate to YPF. Note 14 provides the effects of the significant differences on net income and shareholders’ equity and a reconciliation of such differences, and Note 15 provides certain additional disclosures required under U.S. GAAP.

	Year Ended December 31,
	2004	2003	2002	2001(1)	2000(1)
	(in millions of pesos, except for per share and per ADS data)(2)
Consolidated Income Statement Data:
Amounts in accordance with Argentine GAAP
Net sales (3)(4)	19,931	17,514	17,050	17,942	19,037
Gross profit	10,719	9,758	8,424	7,201	8,078
Administrative expenses	(463)	(378)	(411)	(480)	(400)
Selling expenses	(1,403)	(1,148)	(1,077)	(1,721)	(1,268)
Exploration expenses	(382)	(277)	(240)	(224)	(316)
Operating income	8,471	7,955	6,696	4,776	6,094
Income (Loss) on long-term investments	154	150	(450)	(227)	37
Other expenses net	(1,012)	(152)	(245)	(206)	(616)
Interest expense	(221)	(252)	(679)	(647)	(563)
Other financial income (expenses) and holding gains (losses), net	359	202	(2,312)	(35)	218
Income (Loss) from sale of long-term investments	—	—	690	(274)	(429)
Income before income tax and minority interest	7,751	7,903	3,687	3,345	4,741
Income tax	(3,017)	(3,290)	(58)	(1,424)	(2,014)
Minority interest	—	—	—	(2)	(26)
Net income from continuing operations	4,734	4,613	3,629	1,919	2,701
Income (Loss) on discontinued operations	3	15	(13)	—	—
Income from sale of discontinued operations	139	—	—	—	—
Net income	4,876	4,628	3,616	1,919	2,701
Earnings per share and per ADS (5)	12.40	11.77	9.19	4.88	7.65
Dividends per share and per ADS (5) (in nominal pesos)	13.50	7.6	4	4.22	0.88
Dividends per share and per ADS (5) (in U.S. dollars)	4.70	2.62	1.12	4.22	0.88
Approximate amounts in accordance with U.S. GAAP
Operating income	6,550	7,567	5,173	1,676	2,280
Net income	4,186	4,435	3,498	1,252	1,398
Earnings per share and per ADS (5)	10.64	11.28	8.89	3.18	3.96
Consolidated Balance Sheet Data:
Amounts in accordance with Argentine GAAP
Cash	492	355	309	132	114
Working capital	3,549	4,001	4,063	(865)	(781)
Total assets	30,922	32,944	31,756	30,856	29,108
Total debt (6)	1,930	2,998	5,552	6,139	4,208
Shareholders’ equity (7)	22,087	22,534	20,896	18,861	18,229
Approximate amounts in accordance with U.S. GAAP
Total assets	32,540	34,125	36,280	20,581	13,493
Shareholders’ equity	23,506	24,334	26,303	13,259	8,292
Other Consolidated Financial Data:
Amounts in accordance with Argentine GAAP
Fixed assets depreciation and amortization	2,470	2,307	2,161	2,295	2,049
Cash used in fixed asset acquisitions	2,867	2,418	2,898	2,915	2,578

(1)	The consolidated income and balance sheet data for the period ended December 31, 2001 and 2000 set forth above does not include the retroactive effect from sale of discontinued operations (see Notes 2 (c) and 2 (m) to the Consolidated Financial Statements) and for the period ended December 31, 2000 do not include the retroactive effect of the application from January 1, 2003 of new generally accepted accounting standards in Argentina.
(2)	Amounts restated to constant Argentine pesos as of February 28, 2003 to reflect the effect of changes in the purchasing power of money as of such date. See Note 1 to the Consolidated Financial Statements.

(3)	Includes approximately Ps. 1,122 million for the year ended December 31, 2004, Ps. 760 million for the year ended December 31, 2003, Ps. 1,019 million for the year ended December 31, 2002, Ps. 2,939 million for the year ended December 31, 2001 and Ps. 2,829 million for the year ended December 31, 2000 corresponding to the proportional consolidation of the net sales of investees in which YPF holds joint control with other third parties, see Note 13 (b) to the Consolidated Financial Statements.
(4)	Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties for hydrocarbon exports in 2004, 2003 and 2002. Royalties with respect to YPF’s production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(h) to the Consolidated Financial Statements.
(5)	Information for the fiscal year 2000 has been calculated based on outstanding capital stock of 353,000,000 shares. Information for 2001 to 2004 has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(6)	Total debt under Argentine GAAP includes long-term debt of Ps.1,684 million as of December 31, 2004, Ps.2,085 million as of December 31, 2003, Ps. 3,760 million as of December 31, 2002, Ps. 3,288 million as December 31, 2001 and Ps. 2,908 million as of December 31, 2000.
(7)	YPF’s subscribed capital as of December 31, 2004, is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. As of January 1, 2001, as a consequence of the merger of Astra and Repsol Argentina S.A. with and into YPF, YPF increased its subscribed capital stock by 40,312,793 shares, each with a par value of Argentine pesos 10 and one vote per share.

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

On January 6, 2002, the Argentine congress passed Law No. 25,561 on “Public Emergency Reform of the Foreign Exchange System” (the “Public Emergency Law”). Among other measures, this law abrogated the one-to-one dollar-peso peg. On that date, the Argentine foreign exchange market reopened and the peso started to float freely against the dollar.

The exchange rate for December 31, 2004 closed at Ps. 2.98 for each US$ 1, selling rate. The exchange rate for June 23, 2005 the latest practicable date before the filing of this annual report is Ps. 2.872 for US$ 1.00. See “Item 5: Operating and Financial Review and Prospects—Overview of Consolidated Results of Operations.”

The following table sets forth, for the periods indicated, the high, low, average and period-end rate for the purchase of U.S. dollars, expressed in nominal pesos per dollar.

Year Ended December 31,	High	Low	Avg.(1)	Period End
2000	1.0000	1.0000	1.0000	1.0000
2001	1.0000	1.0000	1.0000	1.0000
2002	3.9000	1.4000	3.2442	3.3700
2003	3.3500	2.7600	2.9492	2.9300
2004	3.0600	2.8030	2.9434	2.9800

Month	High	Low	Average	Period End
November 2004	2.9740	2.9340	2.9538	2.9450
December 2004	2.9890	2.9440	2.9714	2.9790
January 2005	2.9700	2.9220	2.9445	2.9240
February 2005	2.9380	2.8940	2.9185	2.9380
March 2005	2.9570	2.9110	2.9263	2.9170
April 2005	2.9190	2.8790	2.9007	2.9100
May 2005	2.8990	2.8830	2.8904	2.8830
June 2005 (2)	2.8960	2.8660	2.8825	2.8720

(1)	Calculated using the average of the exchange rates on the last day of each month during each year.
(2)	Through June 23, 2005.

Source: Banco Nación.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Dividends

The following table sets forth for the periods and dates indicated, the dividend payments made by YPF, expressed in nominal pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2000	0.22	0.22	0.22	0.22	0.88
2001	0.22	2.00	—	2.00	4.22
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005 (1)	—	8.00	—	—	8.00

(1)	Through June 30, 2005.

The Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 10, 2002, approved an annual dividend of Ps. 2.00 per share, proposed by the Board of Directors on November 29, 2001. This dividend was paid on December 5, 2001. At the same meeting the shareholders approved a reserve of Ps. 1,707 million for future dividends. Under Argentine law, the Board of Directors has the right to declare annual dividends subject to further approval of shareholders at the next shareholders’ meeting. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the Company’s economic and financial circumstances.

On November 7, 2002, the Board of Directors approved a dividend of Ps. 1,581 million, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 10, 2002. The payment of such dividend was mostly offset against receivables held by Repsol YPF, our majority shareholder, in the amount of Ps. 1,543 million. Minority shareholders were paid in cash from freely available funds.

The Shareholders’ Meeting held on April 9, 2003, approved an annual dividend of Ps. 5.00 per share, which was paid on April 22, 2003. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,023 million.

On July 2, 2003, the Board of Directors approved a dividend of Ps. 2.60 per share, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 9, 2003 and ratified by the Shareholders’ meeting of April 21, 2004. The dividends were paid on July 15, 2003.

The Shareholders’ Meeting held on April 21, 2004, approved the payment of a dividend of Ps. 9 per share or per American Depositary Receipt (“ADR”), which was paid on April 30, 2004. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,770 million and the remainder of the reserve for future dividens (Ps. 133 million) not distributed as of December 31, 2003 was carried forward as retained earnings.

On October 27, 2004, the Board of Directors approved a dividend of Ps. 4.50 per share, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 21, 2004 and ratified by the Shareholders’ Meeting of April 19,2005. The dividends were paid on November 5, 2004.

The Shareholders’ Meeting held on April 19, 2005, approved the payment of a dividend of Ps. 8 per share or per American Depositary Receipt (“ADR”), which was paid on April 29, 2005. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,731 million. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under Argentine’s and YPF’s economic and financial circumstances.

Risk Factors

Negative Economic, Political and Regulatory Developments in Argentina Including Export Controls May Adversely Affect Our Domestic Operations

Economic conditions and government policies. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak towards the end of the 1980s and beginning of the 1990s. The annual inflation rate as measured by the consumer price index was approximately 388% in 1988, 4.924% in 1989 and 1.344% in 1990, and the annual inflation rate as measured by the wholesale price index was approximately 432% in 1988, 5.386% in 1989 and 798% in 1990. As a result of inflationary pressures, the Argentine currency was devalued repeatedly during the 1960s, 1970s and 1980s, and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems during this period.

Since 1991, following the adoption of the Convertibility Law and for a period of seven years, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the last quarter of 1998, the Argentine economy was affected by an adverse change in international financial conditions, and started to show signs of stagnation, entering into a recession, causing Argentine’s gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001.

By the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the imposition of exchange controls, the suspension of payment of Argentina’s public debt and the abrogation of the peso´s one-to-one peg to the dollar (and the consequent depreciation of the peso against the dollar) resulted in a deep negative shock to the Argentine economic system, resulting in contraction of the economic activity (Gross Domestic Product (“GDP”) declined 10.9% in 2002), increasing inflation (41% in the year) and high volatility of the exchange rate. The political and economic instability curtailed commercial and financial activities in Argentina and affected the country’s access to international financing.

In a context of strong economic growth in the developed economies and favorable pricing of raw materials, throughout 2003 and 2004 Argentina began to recover from the deep crisis that began at the end of 2001. The manufacturing and construction industries have driven GDP growth of 8.7% in 2003 and 9% in 2004. Public finances continued to strengthen both at the national and provincial levels, recording a consolidated primary surplus of about 5.5% of GDP in 2004.

Inflation was only 3.7% year-on-year at the end of 2003, but showed a slight upward trend in 2004 (6.1% year-on-year). In the currency market, the peso appreciated relative to the U.S. dollar, in the context of the global downward trend of the U.S. dollar.

After the succeeding public debt swap developed in the beginning of the year, private economic forecasts for 2005 are optimistic. The growth outlook has improved, and in March 2005 the consensus is forecasting a 6.5% GDP growth for the year. The inflation rate is projected slightly below 10% for the year 2005.

The uncertainties surrounding the inauguration of the new government that assumed office in May of 2003, create political risks and uncertainties for YPF’s operations in Argentina. General elections took place on April 27, 2003, but no candidate obtained the minimum number of votes necessary to win the election. A subsequent run-off between Carlos Menem, who obtained 24.3% of the votes, and Nestor Kirchner, who obtained 22% of the votes, was cancelled after Mr. Carlos Menem withdraw from the presidential race. Nestor Kirchner took office on May 25, 2003 and Roberto Lavagna was ratified as Minister of Economy. Several provincial and legislative elections took place along the second half of 2003. At the end of 2004, Kirchner’s political party, the Justicialismo, maintained a majority in both houses of Congress, and held the majority of the provincial governships. In the first two years of his term, Mr. Kirchner has been enjoying a very high rate of public approval for his administration.

In September 2003, Argentina and the International Monetary Fund (“IMF”) signed a three-year Stand-By Credit Arrangement for US$ 13.2 billion The loan agreement allowed the IMF to perform periodic reviews to assess the level of compliance with the conditions and covenants contained in the Stand-By Credit Arrangement. The IMF completed and approved two separate reviews, one in January 2004 and the other one in March 2004, but in the second half of the year, the argentine authorities decided to suspend the program until the public debt restructuring process has finished. Although the decision implied postponing the disbursements scheduled in the Stand By program, Argentina has remained current in payments to the IMF, facing obligations with its own international reserves.

On September 17, 2004, the IMF approved the Argentine Government’s request to defer repayment of about US$1.1 billion. On January 10, 2005, Argentina launched a formal offer to restructure more than US$100 billion of defaulted debt. On March 3, 2005, the Argentine government announced that 76% of its creditors had accepted the offer. On June 2, 2005, new securities totaling approximately US$35.3 billion were issued by the government and corresponding debt service payments were made. However, at this time it is impossible to determine what effects the results of the offer will have, if any, on investor confidence or on the Argentine economy generally. Moreover, there can be no assurance that the Argentine government will not default on its obligations under these new bonds in the event that it experiences another economic crisis. In addition, Argentina will have to withstand any legal actions that may be filed by bondholders who did not accept the Argentine government’s exchange offer.

It is too early to assess what effects, if any, the recent restructuring will have on the Argentine economy or on the government’s relationship with the IMF. The adoption of austere fiscal measures may be required to repay the Argentine government’s debt and to balance its budget, which measures could adversely affect economic growth. Even if the government succeeds in restructuring its debt, unsatisfied creditors may resort to litigation in various forums against the government. These factors could lead to deeper recession, higher inflation and unemployment and social unrest, which would negatively affect our financial condition and results of operations.

YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and developments in Argentina. In particular, in the past years the energy sector and YPF have been affected by lower sale volumes, restrictions on transferring money out of Argentina, difficulties in transferring the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the creation of a tax specifically targeted at the export of hydrocarbons, that was increased in August 2004.

Even if the growth trends and macroeconomic stability noted in 2003 and 2004 continue, the energy sector and YPF will continue to face significant risks of an economic and political slowdown.

The devaluation of the peso and other economic measures adopted by the Government have stimulated economic growth, ending the interruption in industrial output created by the recession. Although, on average, there is still idle capacity in the industrial sector, some restrictions on manufacturing production may arise from energy shortages. In order to alleviate energy restrictions, the government has made provisions for importing natural gas from Bolivia and fuel-oil from Venezuela, as well as restricting natural gas exports to Chile. However, in the event of an extremely severe winter, gas supply to industries and electricity generation plants may be interrupted since priority is given to residential consumption.

The main economic risks we face because of our operations in Argentina are the following:

•	difficulties in passing through the movements in international prices of crude oil and exchange rates to domestic prices;

•	difficulties in increasing local prices of natural gas for our residential customers households (see “Item 4. Information on the Company—Natural Gas and Electricity Markets and Distribution”);

•	higher taxes on exports of hydrocarbons;

•	quantitative restrictions on hydrocarbon exports;

•	political pressure to carry out hydrocarbon import activities even if unprofitable or loss-making;

•	higher taxes on domestic sales of fuel; and

•	the possibility that a deterioration in Argentina’s relations with multilateral credit institutions, such as the IMF, will impact negatively on the local capital controls, and a deterioration of the business climate.

The difficult social situation and frequent street demonstrations, may affect our normal operations particularly at wells, refineries, distribution terminals, pipelines and at YPF’s administrative headquarters.

The Argentine government still faces a wide array of formidable tasks, such as completing the restructuring of public debt, establishing a new regulatory framework for privatized utilities, restoring investor confidence and stimulating investment in Argentina, developing a sound medium-term budgetary policy and addressing the fundamental flaws in Argentina’s long-term fiscal policies that caused the country’s current economic crisis.

There can be no assurances that Argentina’s government will be able to accomplish these tasks and that the Argentine economy will show a steady recovery in the foreseeable future, that the measures announced so far will achieve their intended results, or that the political and socio-economic conditions currently prevailing in Argentina will enable the government to develop and implement other measures and policies necessary to achieve the goals of macroeconomic stabilization.

YPF is subject to the risk of exports restrictions being imposed on it. Any export restrictions imposed on YPF may adversely affect our domestic operation. Law No. 17,319 established that the Federal Executive allows Hydrocarbons exports as long as they are not required for the domestic market and they are sold at reasonable prices. In May 2002, the Argentine government, through Decree No. 867/02, declared a temporary national emergency and authorized the Secretary of Energy to establish the volumes of crude oil and LPG that must be sold in the domestic market, hence restricting the volumes of crude oil and LPG that may be exported. In March 2004, the Secretary of Energy, through Resolution 265/04 established certain restrictions on export sales of surplus natural gas that may be needed for internal consumption. Pursuant to Resolution 265/04, the Sub-Secretary of Fuels issued Regulation 27/04 which, among other things, establishes that absent an express authorization by the Government, natural gas export authorizations may not be granted for volumes exceeding natural gas exports registered during 2003. Moreover, on December 23, 2004 the Secretary of Energy issued Resolution 1,679/04 reestablishing the registry of export operations for crude oil and diesel. In accordance with this resolution companies willing to export crude oil and diesel have to previously obtain an authorization. To that effect, oil companies willing to export crude oil have to previously prove that the demand of crude oil by local refineries is satisfied or that an offer to sell crude oil has been made to refineries. In similar terms, refineries willing to export diesel have to previously prove that the local demand of diesel is duly satisfied. Through Provision No. 752 issued by the Secretary of Energy, the government could require to producers an additional inyection of natural gas for Electronic Gas Market (“MEG”) ´s participants. See “Item 4. Information on the Company—Regulatory Framework and Relationship with Argentine Government.” In connection with the previously mentioned resolutions, as described in Item 8 “Legal Proceedings” on certain days of 2004 and 2005, YPF was forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients. Upon giving notice of each restriction to its clients, YPF asserted that the Resolution constitutes force majeure and releases YPF from any contractual or extracontractual liability for failing to supply the natural gas volumes agreed upon in the respective contracts. Some of YPF’s customers have rejected YPF’s assertion of force majeure and notified YPF of their intention to hold YPF liable for a breach of contract. YPF has answered by again asserting force majeure.

Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange, Price Controls in Argentina Could Adversely Affect Our Performance and Materially Affect Our Capacity to Service Our Financial Obligation

Exchange Rates. The prices at which we sell crude oil and natural gas are generally set either in U.S. dollars or by reference to U.S. dollars, while costs are incurred in both pesos and dollars, in many cases by reference to international prices. Because our cash inflows and outflows are denominated in more than one currency, any devaluation of the peso against the dollar and other hard currencies, may have a material adverse effect on our business and results of operations. In January 2002, the Congress abandoned the fixed exchange rate mechanism of the Convertibility Law, allowing the peso to float freely against the U.S. dollar. Under this new mechanism, the Central Bank is no longer obligated to maintain foreign currency reserves to back up the amount of outstanding pesos, nor is it obligated to sell or buy U.S. dollars at a certain fixed exchange rate.

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

New Taxes. As part of the Government’s efforts to reduce fiscal deficit and find new sources of public revenues, new duties were imposed on exports. Since March 2002, oil and gas companies must pay a 20% tax on the proceeds from the export of crude oil, 5% tax on the proceeds from the export of oil products for a five-year period. Under the IMF agreement, the government committed to lower gradually export taxes beginning in January 2005. These duties on exports were increased on May 11, 2004, by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production, as follows: export of crude oil, 25% exports of butane, methane and LPG, 20% and exports of gasoline and diesel at a rate of 5%. On May 26, 2004, a new duty of 20% on exports of natural gas and liquid natural gas (“LNG”) was imposed by Decree No. 654/04. Finally, on August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation.

However, given the need to increase fiscal primary surplus and the difficulties of the government in generating additional revenues, there can be no assurances that the government will reduce or even increase or extend the duration of export taxes. In such an unstable environment, the financial results of YPF’s operations in Argentina, as well as YPF’s ability to meet its foreign currency obligations may be adversely affected by the changes in the Argentine tax regime.

Exchange and Capital Controls. From March 1991 to December 2001, the Argentine foreign exchange market was completely free of any restrictions on converting pesos into U.S. dollars. Capital controls were imposed in December 2001 and reinforced in January 2002 after the devaluation of the peso. Restrictions on transfers of funds abroad were eased in the beginning of 2003, but exporters still have to convert proceeds from their export operations into domestic currency. Pursuant to the Decree 1,589/89 of the year 1989, and a new Decree No. (2,703/2002) signed at the end of 2002, companies in the oil & gas sector believe they are partially exempted from this requirement being allowed to keep abroad up to 70% of their export proceeds. This regulation allows YPF to service its financial and other obligations denominated in U.S. dollars. In July 2002, Argentina’s Attorney General issued an opinion which would have effectively required YPF to liquidate 100% of its export receivables in Argentina. On December 5, 2002, the Central Bank stated that it would follow the Attorney General’s opinion. YPF filed a lawsuit before a federal court in Argentina requesting confirmation of YPF’s right to freely dispose of up to 70% of its export receivables in accordance with the provisions of Decree No. 1,589/89. YPF obtained an injunction that prohibited the Central Bank and the Ministry of the Economy from interfering with YPF’s access to foreign exchange proceeds as stipulated by the original decree. The injunction was subsequently appealed by the Central Bank and the Ministry of the Economy. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the court of appeals dismissed YPF’s motion for clarification, indicating that the Decree No. 2,703/02 was sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. On the other hand, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree No. 1,606/01 to the date on which Decree 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings.

Price Controls. Since January 2002, YPF raised the retail prices of gasoline and diesel, to reflect the effect of currency devaluation and rising international prices for crude oil and derivative products. Since the second half of 2002, oil companies in Argentina agreed with the government to defer in time the effect of high crude oil prices on gasoline and diesel retail prices. We cannot guarantee that the government will not put in place additional implicit or explicit price controls in an attempt to reduce prices and curb inflation. If YPF’s domestic sales are subjected to implicit or explicit price controls, YPF’s business and results of operations may be adversely affected.

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

Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures

Fluctuations in the market price of oil may affect the timing and the amount of our projected capital expenditures related to exploration and development activities, which, in turn, could have a material adverse effect on our ability to replace our reserves in the future. Oil prices in Argentina reflect world market prices. World oil prices have fluctuated widely over the last ten years and are determined by global supply and demand factors over which YPF has no control. In 2004, the average international crude oil price was US$ 41.40 per barrel, compared to US$ 31.07 per barrel in 2003. In addition, our prices for domestic oil market are approximately 30% lower than international oil markets.

Natural gas market prices affect the timing and the amount of our projected capital expenditures related to gas exploration, development and distribution activities, which could have a material adverse effect on our ability to replace our gas reserves and develop our natural gas business. A significant portion of our natural gas sales charged by us to natural gas distribution companies, which are set in pesos, are subject to direct and indirect price controls, see Item 4 “Regulatory Framework an Relationship with Argentine Government—Natural Gas”. Therefore, further devaluation of the peso, not accompanied by a corresponding increase in natural gas prices, may result in our delaying capital expenditures related to the natural gas business.

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

YPF’s Acquisition of Exploratory Acreage and Crude Oil and Natural Gas Reserves is Subject to Strong Competition

Oil companies, including YPF, must maintain a certain level of undeveloped oil and natural gas reserves to keep their results from exploration and production activities relatively stable over time. Crude oil and natural gas production blocks are typically auctioned by governmental authorities. YPF faces intense competition in bidding for such production blocks, especially those blocks with the most attractive crude oil and natural gas reserves. Such competition may result in YPF’s failure to obtain desirable production blocks or result in YPF’s acquiring such blocks at a higher price.

Governmental Regulations and Political Risks May Interrupt Our Production Activities

Our foreign petroleum exploration, development and production activities are subject to a variety of regulatory and political risks including:

•	expropriation of property and cancellation or modification of contract rights;

•	political and economic uncertainties;

•	foreign exchange restrictions and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

We May Incur Significant Costs and Liabilities Related to Environmental and Safety Matters, Including More Stringent Enforcement of Such Laws

Our operations are subject to a wide range of environmental laws and regulations. These laws and regulations have had and will continue to have a substantial impact on YPF’s operations. YPF’s operations are subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on YPF’s financial position and results of operations. In some jurisdictions, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. Argentina has adopted regulations that require our operations to meet environmental standards comparable in many respects to those in effect in the United States and in countries within the European Union. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for violations. We have conducted studies to determine what is likely to be required to achieve compliance with these standards and are in the process of implementing and planning various abatement and remediation projects. Future changes in laws or technology could cause an upward revision of capital expenditures and reserves for environmental remediation estimates. Changes in projected expenditures as a result of changes in the management’s plans, in the Argentine or the United States laws and regulations, or in the laws and regulations of other countries in which we operate may affect our results of operations in any given year.

In addition, federal, state and local laws and regulations relating to health and environmental quality in the United States, as well as environmental laws and regulations of other countries in which YPF Holdings Inc. (“YPF Holdings”) operates, affect nearly all of the operations of this subsidiary. These laws and regulations set various standards of certain aspects of health and environmental quality, provide for penalties and other liabilities for violations of such standards, and establish remedial obligations in certain circumstances. Particularly strong measures and special provisions may be appropriate or required in environmentally sensitive foreign areas of operations. Many of YPF Holdings’ United States operations, conducted primarily through Maxus (U.S.) Exploration Company, are subject to the requirements of the following U.S. environmental laws:

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

We may also have liabilities relating to our former operations. In particular, Maxus, an indirectly wholly-owned subsidiary of YPF Holdings, has indemnified Occidental Petroleum for certain environmental liabilities associated with the former operations of Diamond Shamrock Chemicals Company. Tierra Solution Inc. (“TS”), also an indirectly wholly-owned subsidiary of YPF Holdings, has assumed responsibility for most of these liabilities. Maxus and TS have taken reserves of US$ 98.3 million relating to those liabilities based on current knowledge, including the information with respect to the number and type of claims made to date and the current state of technical and factual information about the environmental issues. It is possible that additional claims will be made, however, and additional information is likely to be developed over time about new or existing claims. As a result, Maxus and TS may have to incur costs that may be material, in addition to the reserves already taken.

Political instability and the uncertain regulatory outlook in Bolivia may have a material adverse effect on our long term natural gas supply commitments.

In July 2004, the then-President Carlos Mesa held a referendum on the future of the country’s oil and gas industry in which Bolivians voted to permit natural gas exports, exert more control over the industry and impose higher royalties and taxes on natural gas. However, during the first months of 2005, there have been protests in Bolivia calling for, among other things, greater state involvement in the oil and gas industry. In May 2005, the Bolivian Congress voted to impose an additional 32% tax on oil and gas production in Bolivia pursuant to the new hydrocarbon law.

Although the new hydrocarbon law has not been fully regulated yet and, therefore the final impact can not be properly estimated, the main oil & gas producers in Bolivia have stated that exports of natural gas to Argentina and Brazil, have not been affected by the situation, and they expect that production in Bolivia will not be reduced.

However, it is likely that exports and production will not increase at previously estimated rates. Consequently the future plan to increase natural gas supply to Argentina may be materially delayed. It is not possible to anticipate the consequences of this shortage, since YPF plans to accomplish its long term supply contracts of natural gas in part, through increasing import volumes from Bolivian production.

Shareholders may be liable under Argentine law for actions that are determined to be illegal or ultra vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in the company. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution.

ITEM 4. Information on the Company

History and Development of YPF

Overview

YPF Sociedad Anónima was created on June 2, 1977, under the laws of the Republic of Argentina as a governmental entity. On January 1, 1991, through Decree No. 2,778/90, it became a stock corporation. YPF’s term of duration expires on June 15, 2093. The address of YPF is Avenida Presidente Roque Sáenz Peña 777, Buenos Aires CP.C. 1035 AAC., Argentina and its telephone number is (54-11) 4329-2000.

YPF, Argentina’s largest company, is an integrated oil and gas company engaged in the exploration, development and production of oil and gas (“upstream”), the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas (“downstream”) and natural gas and electricity-generation activities.

As of December 31, 2004 Repsol YPF, which holds 99.04% of YPF’s shares, controls YPF. Repsol YPF is a stock corporation (Sociedad Anónima) duly organized and existing under the laws of the Kingdom of Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas (“LPG”) and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

YPF has proved reserves, as estimated at January 1, 2005, of approximately 1,108 mmbbl of crude oil, condensate and natural gas liquids and 6,816 Bcf of natural gas. These reserves are located in Argentina. YPF had net sales of Ps. 19,931 in 2004. In Argentina, YPF produced 146 million barrels of crude oil, condensate and natural gas liquids (399 mbpd) in 2004, representing approximately 48% of the total estimated crude oil production in Argentina. YPF’s natural gas production in Argentina reached 705 Bcf in 2004, and natural gas sales accounted for approximately 48% of the total estimated domestic and export sales of Argentine natural gas. YPF’s domestic refining operations are conducted at three refineries with combined annual refining capacity of approximately 116 million barrels, representing approximately 51% of the total refining capacity in Argentina. YPF’s retail distribution network for automotive petroleum products is comprised of approximately 1,868 YPF-branded service stations, representing approximately 31% of all service stations in Argentina.

YPF’s international operations are conducted through its subsidiaries, YPF International and YPF Holdings.

Below is an organizational chart of YPF’s main subsidiaries as of the date of this annual report, including their country of incorporation, and YPF’s ownership interest in those subsidiaries. See Note 17(b) to the Consolidated Financial Statements for a complete list of YPF’s subsidiaries.

Deregulation, Privatization and Recent Developments

From the 1920’s to 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the federal government of Argentina. During this period, YPF and its predecessors were owned by the state and controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including YPF. Following the enactment of these laws, a series of presidential decrees (referred to as the Oil Deregulation Decrees) were promulgated eliminating restrictions on imports and exports of crude oil (subject to approval of the Secretary of Energy in the case of exports) and deregulating the domestic oil industry, including deregulation of the prices of oil and petroleum products and the lifting of restrictions on the establishment of service stations.

In addition, in order to reduce the percentage of Argentina’s oil and gas production controlled by YPF and to permit the development of competition in the Argentine oil and gas industry, the Oil Deregulation Decrees required YPF to sell majority interests in the production rights with respect to certain major producing areas, as well as certain other production and exploration rights to private companies that now compete with YPF. These sales substantially reduced the percentage of Argentina’s overall oil production and reserves controlled by YPF. As a result of these and other transactions, YPF’s proved reserves were reduced by approximately 1.8 billion BOE (representing an amount equal to 45% of YPF’s total proved reserves as of January 1, 1991).

YPF’s restructuring plan called for an internal management and operational restructuring and a cost reduction program, including a substantial reduction in the number of employees. The number of YPF employees was reduced from over 51,000 (including approximately 15,000 personnel under contract) as of December 31, 1990, to fewer than 10,000 by 1993. In connection with its restructuring plan, YPF also reorganized its operations, beginning in 1992, into Upstream (for exploration and production activities) and Downstream (for refining and marketing operations). The separation of these functions permitted management, for the first time in YPF’s history, to evaluate its Upstream and Downstream activities based on their respective results of operations and contributions to earnings. The Upstream and Downstream activities are now accounted for in the Exploration and Production business unit and the Refining and Marketing business unit, respectively.

In November 1992, Law No. 24,145 (referred to as the Privatization Law), which established the procedures by which YPF was to be privatized, was enacted. In accordance with the Privatization Law, in July 1993 YPF completed a worldwide offering of 160 million Class D Shares that previously had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred capital stock of YPF to five oil and gas producing provinces of Argentina and made an offer to holders of Argentina’s pension bonds and certain other claims to exchange capital stock of YPF for such bonds and other claims. In addition, approximately ten percent of YPF’s outstanding capital stock was set aside for offer to the employees of YPF upon terms and conditions established by the Argentine government in accordance with Argentine law. As a result of these transactions, the Argentine government’s ownership percentage of YPF’s capital stock was reduced from 100% to approximately 20%.

In July 1997, the shares set aside for the benefit of YPF’s employees in conjunction with the privatization, excluding approximately 1.5 million shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of YPF’s outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan.

In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF’s shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Share at a price of US$ 44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for the 2.16% YPF’s Class B, C and D Shares held by minority shareholders. As of December 31, 2004, Repsol YPF controls YPF through a 99.04% shareholding.

As part of Repsol YPF’s divestment plan, YPF’s Board of Directors approved during 2002 and 2004, the following transactions, regarding YPF’s assets and related companies:

•	In January 2002, YPF International Ltd. sold its most important investments in Indonesia to Cnooc Southeast Asia Limited for approximately US$ 174 million, recording a gain of Ps. 114 million.

•	In March 2002, the Board of Directors approved the transfer of YPF’s interest in Repsol YPF Chile Ltda., (subject to certain conditions), and Repsol YPF Gas Chile Ltda. (both companies which resulted from the spin-off of YPF Chile S.A.) to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of Ps. 25 million. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$ 104 million, recording a net loss of Ps. 4 million.

•	In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (a company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of Ps. 605 million. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

•	In July 2004, YPF through YPF Holdings Inc. sold, for US$ 43 million, its interest in Global Companies LLC, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of Ps. 47 million.

•	In October 2004, YPF through YPF International S.A. sold, for US$ 41 million, its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of Ps. 92 million.

•	In January 2005, YPF sold its interest in PBBPolisur S.A. for US$ 97.5 million, recording a gain of Ps. 75 million as of March 31, 2005.

•	In March 2005, YPF agreed to sell its interest in Petroquímica Ensenada S.A. (“Petroken”) for US$ 58 million. As of the date of issuance of this report, the transaction is subject to approval by the Antitrust Board.

Business Overview

YPF organizes its business along the following areas of activities:

•	Upstream:

•	Exploration and Production;

•	Downstream:

•	Refining and Marketing;

•	Chemicals.

•	Natural Gas and Electricity.

The “Corporate and others” segment includes other activities such as corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations.

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

The following table sets forth net sales and operating income for each of YPF’s lines of business for the years ended December 31, 2004, 2003 and 2002.

	For the Year Ended December 31,
	2004	2003	2002
	(in million of pesos)
Net Sales (1)
Exploration and Production (2)
To unrelated parties	1,829	1,208	1,427
To related parties	510	383	253
Intersegment sales and fees (3)	11,457	10,547	11,322

Total Exploration and Production	13,796	12,138	13,002

Refining and Marketing (4)
To unrelated parties	13,144	11,856	11,663
To related parties	1,773	2,161	1,955
Intersegment sales and fees	891	650	778

Total Refining and Marketing	15,808	14,667	14,396

Chemical
To unrelated parties	1,958	1,369	1,216
Intersegment sales and fees	188	184	367

Total Chemical	2,146	1,553	1,583

Natural Gas and Electricity (5)
To unrelated parties	335	267	240
To related parties	242	151	91
Intersegment sales and fees	—	—	16

Total Natural Gas and Electricity	577	418	347

Corporate and other
To unrelated parties	140	119	205
Intersegment sales and fees	126	117	258

Total Corporate and others	266	236	463

Less intersegment sales and fees	(12,662)	(11,498)	(12,741)

Total net sales (6)	19,931	17,514	17,050

Operating Income (loss)
Exploration and Production	6,878	6,182	6,666
Refining and Marketing	1,324	1,527	(126)
Chemical	564	387	340
Natural Gas and Electricity (5)	262	180	137
Corporate and other	(430)	(311)	(300)
Consolidation adjustments	(127)	(10)	(21)

Total operating income	8,471	7,955	6,696

(1)	Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalties with respect to YPF’s production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(h) to the Consolidated Financial Statements.
(2)	Includes exploration and production operations in Argentina, United States of America and in Bolivia up to the sale of YPF’s interest in such countries. See Note 12 to the Consolidated Financial Statements.

(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect Argentine market prices.
(4)	Includes LPG activities.
(5)	For the years 2003 and 2004, this segment’s principal activity is the separation and marketing of liquid from natural gas through Compañia Mega S.A. (“Mega”). Sales for the year 2002 represented mainly management fees on Exploration and Production natural gas sales and Mega’s sales.
(6)	Net sales include export sales of Ps. 7,875 million, Ps. 7,422 million, and Ps. 8,605 million for the years ended December 31, 2004, 2003, and 2002, respectively.

Exploration and Production

Reserves

The following table sets forth YPF’s estimated proved reserves and proved developed reserves of crude oil and natural gas as of January 1, 2002, 2003, 2004 and 2005, respectively. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission.

	Crude Oil(1)	Gas	Combined(2)
	(millions of barrels)	(Bcf)	(BOE in millions)
Proved Developed and Undeveloped Reserves
Reserves at January 1, 2002	1,665	10,179	3,478
Revisions of previous estimates	11	(120)	(10)
Extensions, discoveries and improved recovery	63	15	66
Sales of reserves in place	(192)	(558)	(291)
Production for the year	(160)	(542)	(257)

Reserves at January 1, 2003	1,387	8,974	2,985
Revisions of previous estimates	(19)	(366)	(84)
Extensions, discoveries and improved recovery	58	16	61
Production for the year	(157)	(644)	(272)

Reserves at January 1, 2004	1,269	7,980	2,690
Revisions of previous estimates	(38)	(524)	(131)
Extensions, discoveries and improved recovery	28	111	48
Sales of reserves in place	(5)	(46)	(13)
Production for the year	(146)	(705)	(272)

Reserves at January 1, 2005	1,108	6,816	2,322
Proved Developed Reserves
At January 1, 2002	1,343	7,512	2,681
At January 1, 2003	1,136	6,801	2,347
At January 1, 2004	1,047	5,609	2,046
At January 1, 2005	908	5,041	1,806

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to BOE at 5.615 mcf per barrel.

Reserves by Basin

The following table sets forth by basin YPF’s crude oil and natural gas proved developed and undeveloped reserves and proved developed reserves as of December 31, 2004.

	Crude Oil(1)	Gas	Combined(2)
	(millions of barrels)	(Bcf)	(BOE, in millions)
Proved Developed and Undeveloped Reserves
Neuquina	657	5,520	1,639
Golfo San Jorge	296	211	334
Cuyana	124	12	126
Noroeste	19	678	140
Austral	12	391	82

Total Argentina	1,108	6,812	2,321

Other Foreign	—	4	1

Total	1,108	6,816	2,322

Proved Developed Reserves
Neuquina	553	4,129	1,288
Golfo San Jorge	213	143	239
Cuyana	119	12	121
Noroeste	12	409	85
Austral	11	344	72

Total Argentina	908	5,037	1,805

Other Foreign	—	4	1

Total	908	5,041	1,806

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to BOE at 5.615 mcf per barrel.

The reserve estimates included in this annual report were subjected to economic tests specified by Statement of Financial Accounting Standards No. 69 to determine economic limits. Reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Royalties with respect to YPF’s production in Argentina are accounted for as operating costs in such economic tests. For a description of the manner in which royalties are calculated, see Note 2(h) to the Consolidated Financial Statements.

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

There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond the control of YPF. The reserve data set forth in this annual report only represents estimates of YPF’s proved oil and gas reserves. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot otherwise be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, such estimates are inherently imprecise, and estimates of different engineers often vary. In addition, the estimates of future net cash flows from proved reserves and the present value thereof are based upon various assumptions about future production levels, prices and costs that may prove incorrect over time. Any significant variance in the assumptions could result in the actual quantity of YPF’s reserves and future net cash flows there from being materially different from the estimates set forth in this annual report. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered. The significance of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based.

Exploration and Development Activities

Domestic Activities

The following table shows the number of wells drilled by YPF in Argentina, or in which YPF participated, and the results obtained, for the periods indicated.

	For the Year Ended December 31,
	2004	2003	2002
Gross wells drilled (1)
Exploratory
Oil	5	7	9
Gas	4	1	1
Dry	19	19	16

Total	28	27	26

Development
Oil	649	586	603
Gas	41	25	16
Dry	30	29	39

Total	720	640	658

Net wells drilled (1)
Exploratory
Oil	3	7	9
Gas	4	1	0
Dry	17	17	15

Total	24	25	24

Development
Oil	537	506	543
Gas	32	24	13
Dry	28	29	39

Total	597	559	595

(1)	“Gross” wells means all wells in which YPF has an interest. “Net” wells means gross wells after deducting interests of others.

Three-dimensional seismic is being used in several basins to increase the exploratory success, improve the quality of the exploratory prospects and optimize the positioning of the wells. Additionally, YPF applies three-dimensional seismic to improve the knowledge of the geometry of the formations and optimize the development of the fields currently in production.

As of December 31, 2004, YPF held 23.7 million gross acres (15.6 million net acres) of basin area in Argentina available for exploration.

Several waterflooding (secondary recovery) projects have been implemented in San Jorge basin.

Ninety square kilometers of onshore seismic data have been recorded in the Campamento Central area (San Jorge basin).

Three-dimensional seismic recording in the Barranca Yankowsky block (San Jorge basin) is expected to be completed by the third quarter of 2005.

The El Portón Economic Unit (in the Neuquina basin) was connected to the natural gas trunk line transport system through a gas pipeline operated by YPF which was opened in May 2004. It required a Ps. 15 million investment and will supply the Argentine market with an additional 4.3 million cubic meters of natural gas per day. It will also allow gas shipment to Chile. An extension to 5.5 million cubic meters of natural gas per day is expected for winter 2006.

Twenty exploratory wells were drilled in Neuquina basin. Of these, seven wells encountered hydrocarbons and one is currently under evaluation. Main discoveries included Puesto Cortaderas x-1, Rincón del Mangrullo x-3 and Cupen Mahuida Norte x-1. Such discovery is expected to add an estimated 50 MBOE.

New oil blocks have been tested and placed on production in the Ceferino and Barrancas (Cuyana Basin) and Loma de la Mina (Neuquina Basin) exploitation areas, which will be delimited and developed throughout 2005.

Exploration and Development Properties and Production

Domestic Properties and Production

YPF domestic operations are subject to numerous risks. See “Item 3: Key Information—Risk Factors.”

Argentina is the fourth largest hydrocarbon producing nation in Latin America and the fourth largest in reserves after Mexico, Venezuela and Brazil. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. There are 24 known sedimentary basins in the country. Eleven of these are located entirely onshore, six are combined onshore/offshore and seven are entirely offshore. Total onshore acreage comprises 358 million acres, and total offshore acreage includes 98 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the 456 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and Noroeste in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for YPF’s activities in Argentina. As of December 31, 2004, YPF had an interest in 21.7 million net acres onshore and offshore (within the 200-meter depth line), of which 6.1 million net acres were under production concessions and 15.6 million net acres were under exploration permits.

The following table shows YPF’s gross and net interests in productive oil and gas wells and exploration permits and production concessions in Argentina by basin, as of December 31, 2004.

	Wells				Acreage
	Oil		Gas		Production Concessions(1)		Exploration Permits(1)
	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)
					(thousands of acres)
Onshore
Neuquina	2,829	2,516	392	296	3,480	2,798	1,725	1,160
Golfo de SanJorge	6,539	5,777	42	42	2,472	2,347	4,927	2,464
Cuyana	772	678	0	0	418	368	28	20
Noroeste	44	10	51	17	1,353	375	138	138
Austral	102	31	49	15	602	181	—	—
Offshore	32	16	—	—	115	63	16,868	11,770

(1)	Production concessions are granted after commercially exploitable quantities of oil or gas are discovered, are based upon estimated field size as determined by geological and geophysical techniques and are subject to adjustment based upon new information concerning the reservoir. Accordingly, not all acreage covered by production concessions is in fact producing. Acreage held under exploration permits is unproved and non-producing.
(2)	“Gross” wells and acreage include all wells and acreage in which YPF has an interest. “Net” wells and acreage equals gross wells and acreage after deducting interests of others.

Approximately 86% percent of YPF’s proved crude oil reserves in Argentina are concentrated in the Neuquina (59%) and Golfo San Jorge (27%) basins, and 97% of YPF’s proved gas reserves in Argentina are concentrated in the Neuquina (81%), Noroeste (10%) and Austral (6%) basins.

As of December 31, 2004, YPF held 113 production concessions and exploration permits in Argentina. YPF directly operates 74 of them, including 57 production concessions and 17 exploration permits.

As of December 31, 2004, YPF held 27 exploration permits in Argentina, 16 of which are onshore exploration permits and 11 of which are offshore exploration permits. YPF has 100% ownership of 6 onshore permits, and its participating interests in the rest vary between 27% and 70%. YPF’s interests in the riskier offshore permits vary between 34% and 90%.

As of December 31, 2004, YPF had 86 production concessions. YPF has a 100% ownership interest in 53 production concessions and its participating interests in the remaining 33 production concessions vary between 12% and 62%.

Production

The following table shows YPF’s historical average net daily crude oil, condensate, natural gas liquids and natural gas production in Argentina by basin and average sales prices and production costs for total production for the periods indicated, as well as total average daily crude oil and natural gas production.

	For the Year Ended December 31,
	2004	2003	2002
	(thousands of barrels per day)
Crude oil production (1)(3)
Neuquina	239	258	257
Golfo de San Jorge	112	119	120
Cuyana	32	37	41
Noroeste	9	10	10
Austral	7	6	8

Total oil production	399	430	436

	(millions of cubic feet per day)
Natural gas production (1)
Neuquina	1,539	1,365	1,101
Golfo de San Jorge	107	114	118
Cuyana	3	4	3
Noroeste	172	193	179
Austral	105	87	78

Total gas production	1,926	1,763	1,479

Average sales price
Oil (US$ per barrel) (2)	31.39	26.18	20.90
Gas (US$ per mcf)	1.07	0.85	0.69

(1)	Crude oil and gas production amounts are stated before making any deductions with respect to royalties. Royalties are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(h) to the Consolidated Financial Statements.
(2)	The average sales price per barrel of oil represents the transfer price established by YPF, which reflects the Argentine market price.
(3)	Includes crude oil, condensate and natural gas liquids.

In 2004, crude oil and natural gas production on a BOE basis were similar, as compared to 2003. As compared to 2003, crude oil, condensate and natural gas liquids production decreased by 7% in 2004. With respect to natural gas, the production increased 9% in 2004 compared to 2003.

The crude oil produced by YPF in Argentina varies by geographic area. Almost all crude oil produced by YPF in Argentina has very low or no sulfur content. Most of the natural gas produced by YPF is of pipeline quality. All of the gas fields produce commercial quantities of condensate, and substantially all of the oil fields produce associated gas.

International Properties and Production

YPF’s, YPF International’s and YPF Holdings’ foreign operations are subject to numerous risks. See “Item 3: Key Information—Risk Factors.”

Indonesia

In October 2004 and effective January 1, 2004, YPF International sold its rights in Jambi Merang, a production block. With this transaction YPF International closed out all of its operations in Indonesia.

United States

As of December 31, 2004, YPF had mineral rights in 76 exploratory blocks, with a net surface area of 865 square kilometers.

YPF’s net petroleum production in the United States in 2004 was 111 thousand barrels of oil equivalent.

An agreement with Murphy Oil Corporation was reached to swap 50% of YPF’s interest in 13 offshore exploration blocks in the Green Canyon with 11 blocks of Murphy Oil Corporation in same area. Additionally YPF acquires participation in 24 offshore exploration blocks in Alaminos Canyon, Green Canyon, Mississippi Canyon and Atwater Valley through farm-in operations. During 2004 two exploration blocks were relinquished at Mississippi Canyon.

Joint Ventures and Contractual Arrangements in Argentina

YPF participates in the fourteen most important exploration and production joint ventures in Argentina. YPF’s interests in these joint ventures range from 12.2% to 61.55%, although its obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, YPF has agreed to indemnify its joint venture partners in the event that YPF’s rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the exploration and production joint ventures in which YPF participates, see Note 6 to the Consolidated Financial Statements. YPF is also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion into production concessions and exploration permits, respectively.

Natural Gas and Electricity Markets and Distribution

Natural Gas Markets and Distribution

Natural gas market business involves the marketing of Exploration and Production´s natural gas production.

YPF estimates, based on preliminary figures, that natural gas delivered by transport companies in Argentina totaled approximately 1,150 Bcf in 2004. From 1980 to 2004, the production of natural gas in Argentina has grown significantly, increasing by approximately 289%, at an average annual rate of 5.8%. This increase is attributable, in part, to an increase in the number of users connected to distribution systems from approximately 2.5 million in 1980 to approximately 6.1 million by 2004. YPF does not believe that the natural gas market will continue to grow at the same rate as it has in the last twenty-four years.

Prior to 1993, all of YPF’s gas production was delivered to Gas del Estado, the state-owned entity that operated the gas transportation and distribution system for all of Argentina. YPF now sells approximately 41% of its gas to nine local distribution companies, formed in connection with the privatization of Gas del Estado in 1992, approximately 44% to industries and power plants, and approximately 15% exports to foreign markets. Approximately 73% of natural gas sales are produced in the Neuquina Basin.

The currency devaluation dating back to January 2002 originated a freeze on natural gas prices which in turn produced very low-end prices against alternative fuels. Consequently, demand for these products soared while supply failed to find the necessary incentives to meet extremely high growth rates in consumption.

In the first quarter of the year, YPF and the other gas producers in Argentina signed an agreement with the government “for implementation of the regularization of natural gas prices at the point of entry into the transport system scheme, set forth under Decree No. 181/2004”. This agreement includes the creation of a price recomposition path for the Industry, Power Generation, and GNC segments. It also requires producers to guarantee the supply of maximum daily volumes to distributors and power generation plants that use firm transport, covering both current volumes and growth from 2004 to 2006. Three of these increases were approved by the Argentine government and already took place in May and October 2004 and in May 2005, an increase of 18% is set for July 2005.

In June 2004, YPF began to import Bolivian gas. YPF purchases approximately 150 mmcfpd and its contract concludes in December 2005.

YPF’s direct sale volumes to industrial users in 2004 represented 28% of total natural gas sale volumes. During 2004, YPF’s domestic natural gas sale volumes did not practically increased.

Most of YPF’s proved natural gas reserves in Argentina are situated in the Neuquina Basin (82%), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. During the 1994-2001 period, local pipeline companies added approximately 1,606 mmcfpd of new capacity. No new capacity was added during the last three years.

Gas pipeline works are underway in order to increase firm transportation services to a 102.4 mmcfpd capacity (for Transportadora Gas del Sur, “TGS”) and a 63.6 mmcfpd capacity (for Transportadora Gas del Norte, “TGN”). Decree No. 180/04, issued in January 2004, created a trust fund for the financing of transportation and distribution facilities under a global program for the issuance of debt securities and participation certificates approved by Resolution No. 185/04, issued by the Ministry of Federal Planning, Public Investment and Services on April 20, 2004. In accordance to Decree No. 180/2004, two trust funds were created to finance an expansion of the North Pipeline operated by TGN and an expansion of the San Martín Pipeline operated by TGS which are currently under construction. YPF has participated as investor in the trust fund corresponding to the expansion of TGN’s North Pipeline, which would increase gas transportations capacity from Bolivia with a contribution of US$ 100 millions to the mentioned trust fund organized by the argentine government. Contributions to this trust fund will accrue interest and will enable YPF to obtain the mentioned additional natural gas transport capacity.

Natural gas is delivered by YPF through its own gathering systems to the trunk lines from each of the major basins, although all of the firm capacity of the natural gas transportation pipelines in Argentina is currently apportioned among the distribution companies under long term firm transportation contracts with the transportation companies all the available capacity of the transportation pipelines is taken by firm customers only during a few days in winter, leaving capacity available for interruptible customers in varying degrees throughout the rest of the year.

As a consequence of the energy crisis in Argentina, the Argentine Government established the “Rationalization Program for the Export of Natural Gas and the Use of Gas Transportation Capacity” (Regulation No. 27/04), which suspended the exportation of natural gas required for internal consumption.

The program established that no export authorization would be performed in excess of gas exported in the same month of 2003, excluding the surplus gas exported over the firm authorized volumes, without the express authorization of the Argentine government. The measure was applied retroactively to exports from January 2004 and by the end of the third quarter of 2004, each exporter must have exported an equal or inferior quantity than in the first nine months of 2003, excluding surplus gas as explained.

Resolution No. 659/04 of the Secretary of Energy further approved the “Supplementary Program for Natural Gas Supply to the Internal Market”. The Substitution Program does not maintain the caps imposed to natural gas exports by Resolution 27/2004. However, under the Substitution Program, the order is not to “re-direct exports” but rather to “inject additional volumes of gas” to the internal market, and until full compliance a producer may not export natural gas from any basin.

Provision No.752 issued by the Secretary of Energy ( May 2005) will gradually allow users who consume certain levels above the minimum consumption set by the provision herein to obtain natural gas at the Transport System Input Point( Direct users) directly from producers to whom they may ask to transfer the volume they sold to the Distributor that supplied the user. Distributors, at the beginning of 2006, will just be able to sell term contracted gas to home users and small consumers that should not exceed certain gas volumes, through a gradual process that starts on August 2005 with Highest Consumption Direct Users.

Finally, a standardised irrevocable offers procedure is set forth, which will operate at the Electronic gas Market (“MEG”) through which any direct consumer shall be able to bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardised Irrevocable Offers which have not been satisfied will be required as Permanent Additional Inyection only until the end of the seasonal period during which the unsatisfied request should be made( October- April or May- September). Such Additional Inyection will be requested from the producers that export gas and that inyect the natural gas from the basins, who are able to supply those unsatisfied Irrevocable Offers. Priority will be given to those which, considering the transportation available, imply a lower cost at the Delivery Point, corresponding to consumers who made the stantardised Irrevocable Offer, still unsatisfied. In the case that the Permanent Additional Inyection Volume should exceed the volumes exported, priority will be given to those consumers that have firm transport and/or distribution systems.

YPF is actively involved in the following projects geared towards developing its foreign and domestic natural gas markets:

•

During December 1996, YPF began exporting natural gas from Argentina, delivering 37 mmcfpd to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile under a 20-year contract. The natural gas supplied to the Methanex plant is produced in the Austral Basin. In the second quarter of 1999, an expansion of the Methanex plant increased the plant’s supply requirements to 159 mmcfpd, of which YPF supplies 42 mmcfpd. In 2003, YPF entered into a 20-year Agreement to supply an additional 21 mmcfpd of natural gas once the expansion of the plant is completed, which is currently estimated will take place in 2005.

•	The Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, with a transportation capacity of 353 mmcfpd, was brought on line in August of 1997, carrying natural gas from the Neuquén Basin. In August 1998, the San Isidro Electricity Company (Endesa) located at Quillota, Chile, began operations using natural gas 100% supplied by YPF. This was YPF’s first export to Chile through Gas Andes, volume averaged 63 mmcfpd. The contract is for a term of 15 years. In addition since the end of 1999, YPF supplies 20% of the natural gas requirements of the electricity company Colbun (11 mmcfpd). This contract is for a term of 15 years. During the first quarter of 2003 YPF started supplying natural gas to Gas Valpo (35 mmcfpd) under a 15-year contract.

•	In December 1999, Gasoducto del Pacífico, a consortium in which YPF has a 10% interest, completed the construction of a natural gas pipeline connecting Loma La Lata (Neuquén, Argentina) with Chile. The pipeline has a capacity of 318 mmcfpd and carries natural gas from the Neuquén Basin. Since December 1999, YPF supplies, through Gasoducto del Pacífico, natural gas to a distribution company that further distributed natural gas to industrial clients (99 mmcfpd). This contract is for a term of 17 years.

•	In the second half of 1999, two natural gas pipelines, with a carrying capacity of 300 mmcfpd each, connecting Salta, Argentina, to Región II in Chile, were brought on line. The pipelines were planned to carry natural gas from the Noroeste Basin. Beginning in January 2000, YPF started supplying natural gas to thermal power plants in northern Chile (83 mmcfpd).

•	Through the 560 mmcfpd natural gas pipeline, which links Aldea Brasilera, Argentina, to Uruguayana, Brazil, YPF supplies a AES’ thermal power plant with 99 mmcfpd of gas under a 20-year contract. In the second half of 2000, YPF started delivering gas produced in the Neuquina Basin.

•	In November 1999, a Shareholders’ Agreement was signed in Brazil for the construction of a natural gas pipeline from Uruguayana to Porto Alegre, Brazil, through a partnership among Gaspetro (25%), Ipiranga (20%), Total (25%), Techint (15%) and Repsol YPF Brasil (15%). In October 1998, YPF signed an agreement with Petrobras to supply natural gas to the pipeline project. The project is currently delayed because of the excess of energy offer in the south and southeast part of Brazil. The pipeline could begin to operate in the year 2007/2008. Final terms are being negotiated into that scenario. The pipeline is expected to have a capacity of approximately 420 mmcfpd.

•	During the last quarter of 1999 YPF started supplying 40 mmcfpd of natural gas under a 12-year contract to the Termoandes power plant located in Salta, Argentina, representing 50% of the Plant’s gas requirements. The natural gas comes from the Noroeste Basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

YPF has continued to analyze the possible utilization of natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing gas during periods of low demand and selling the natural gas stored during periods of high demand.

The most advanced gas storage project undertaken by YPF in Argentina is “Diadema”, which is located in the Patagonia region, near Comodoro Rivadavia City. The gas injection into the reservoir started in January 2001, and YPF has accomplished its forth season of gas withdrawal.

YPF has started a gas injection pilot test in March 2005 as part of the “Lunlunta Carrizal Project”, located 60 kilometers South-East of Mendoza, where a depleted oil reservoir feasible for gas storage is located.

Natural gas distribution

YPF holds a 45.3% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A., a natural gas distributor in southern Buenos Aires as well as one of the main distributors in Argentina.

During 2004, Metrogas distributed approximately 7.82 billion cubic meters of natural gas to 1.9 million customers in comparison with approximately 6.45 billion cubic meters of natural gas distributed to 1.9 million customers in 2003. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cahflow in order to be able to comply with all of the legal requirements agreed with the Government with respect to its services. Metrogas is engaging in conversations with its main creditors in order to restructure its financial debt, and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process is to modify certain terms and conditions included in the loan and negotiable agreements, by adjusting interest rates and the amortization period so as to align the cash flow required for repayment of the indebtedness with debt service capacity. An allowance has been made to reduce the investment in GASA to its estimated recoverable value.

Natural Gas Liquids

YPF developed Mega, to increase its ability to separate liquid petroleum products from natural gas. Mega allowed YPF in 2001, through the fractioning of gas liquids, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day.

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

Mega required an investment of approximately US$ 715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBBPolisur, and is also exported by tanker to Brazil.

Electricity Market

Generation

YPF participates in four power stations with an aggregate installed capacity of 1,685 megawatts (MW):

•	Central Térmica Tucumán (45%) (410 megawatts combined cycle)

•	Central Térmica San Miguel de Tucumán (45%) (370 megawatts combined cycle)

•	Filo Morado (50%) (63 megawatts)

•	Central Dock Sud (40%) (775 megawatts combined cycle and 67 megawatts gas turbines)

In 2004, these plants generated altogether approximately 9,409 Gigawatt per hour (GWh).

YPF also operates power plants supplied with natural gas produced by YPF, which produce power for use by YPF in other business units:

•	Los Perales power plant (74 megawatts), located in the Los Perales natural gas field,

•	Chihuido de la Sierra Negra power plant (40 megawatts), and

•	The power plant located at the Plaza Huincul refinery (40 megawatts).

Refining and Marketing

During 2004, YPF’s Refining and Marketing activities included crude oil marketing, refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in wholesale, retail and export markets.

During 2004, Refining and Marketing segment was organized into the following Divisions:

•	Refining Division

•	Logistic Division

•	Marketing Division:

•	Domestic Division

•	International Marketing Division

•	LPG General Division.

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

Refining Division:

YPF wholly owns and operates three refineries:

•	La Plata Refinery, located in the Province of Buenos Aires;

•	Luján de Cuyo Refinery, located in the Province of Mendoza; and

•	Plaza Huincul Refinery, located in the Province of Neuquén (together referred to as the “refineries”).

YPF’s refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along YPF’s crude oil pipeline and product pipeline distribution systems. In 2004, 95.7% of the crude oil processed by YPF’s refineries was supplied by YPF’s Exploration and Production operations; the balance was purchased from third parties. YPF also owns a 50% interest in a 28,500 barrel per calendar day refinery located in the Province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for YPF’s refineries for each of the three years ended December 31, 2004:

	For the Year Ended December 31,
	2004	2003	2002
	(millions of barrels)
Throughput crude/Feedstock	112.0	111.5	110.7
Production
Diesel fuel	44.2	44.1	43.1
Gasoline	32.5	33.8	33.8
Jet fuel	5.5	5.7	7.0
Base oils	3.0	2.9	3.0

	(thousands of tonnes)
Fuel oil	935	759	606
Coke	961	1,057	1,074
LPG	617	678	661
Asphalt	207	123	90

In 2004, overall volumes of crude oil processed increased by 0.4% and volumes sales in foreign markets were 15% lower than in 2003. Refinery capacity utilization in 2004 reached 93.1%, compared with 93.1% in 2003 and 89.8% in 2002. Total installed capacity decreased by 14,500 barrels per calendar day in August 2002, due to the abandonment of a topping unit due to obsolescence.

The La Plata Refinery is the largest refinery in Argentina, with capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel hydrofinishing unit, an isomerization unit and a lubricants complex. The refinery is located at the port in the city of La Plata, in the Province of Buenos Aires, approximately 60 kilometers from the city of Buenos Aires. In 2004, the refinery processed approximately 169,500 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata Refinery for 2004 was less than 1% lower than in 2003. The crude oil processed at the La Plata Refinery comes mainly from YPF’s own production in the Neuquina and Golfo de San Jorge Basins. Crude oil supplies for the La Plata Refinery are transported from the Neuquina Basin by pipeline and from the Golfo de San Jorge Basin by vessel in each case to Puerto Rosales and then by pipeline from Puerto Rosales to the refinery.

YPF has been implementing an environmental program to address contamination generated prior to YPF’s privatization, with particular emphasis on effluents. In 2004 the project “Integral Treatment of Liquid Effluents” at La Plata Refinery was concluded and the project “Integral Adapting of Effluent Treatment System” at Luján de Cuyo Refinery has started executed and will be concluded during 2005.

In September 2003, YPF approved a project for the construction of a new FCC naphtha splitter and a desulfuration unit in La Plata refinery and, in 2004 approved a project for the construction of a new FFC naphtha splitter in Luján de Cuyo refinery. These projects, which are expected to be completed in 2005 and in 2006 respectively, will allow YPF to meet new higher technical requirements that limit the level of sulfur in fuels (gasolines) as required by recently enacted legislation in Argentina.

The Luján de Cuyo Refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentinean refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, an MTBE unit, an isomerization unit, an alkylation unit, and hydrocracking and hydrotreating units. In 2004 the refinery processed approximately 101,200 barrels of crude oil per calendar day. The capacity utilization rate for 2004 was 2% higher than in 2003. Because of its location in the western Province of Mendoza and its proximity to significant distribution terminals owned by YPF, the Luján de Cuyo Refinery has become the facility primarily responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo Refinery receives crude for processing from the Neuquén and Cuyana Basins by pipeline directly into the refinery. Approximately 88% of the crude oil processed at the Luján de Cuyo Refinery is produced by YPF. Most of the crude purchased from third parties comes from fields in Neuquén or Mendoza.

On May 2005, the Lujan de Cuyo Refinery was audited by prestigeous international insurance companies, achieving a “Better than average” rating, positioning the industrial complex above international refineries safety standars.

The Plaza Huincul Refinery, located near the town of Plaza Huincul in the Province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. In 2004, the refinery processed approximately 27,200 barrels of crude oil per calendar day. The incremental amount of crude oil processed reflects the use of lighter crude oil than that for which the facilities were designed. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in the nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to the La Plata Refinery for further processing. The Plaza Huincul Refinery receives its crude supplies from the Neuquén Basin by pipeline. Crude oil processed at the Plaza Huincul Refinery is produced by YPF.

During 1997 and 1998, each of the refineries, YPF’s La Plata petrochemical plant and YPF’s Applied Technology Center were certified under ISO 9002 and ISO 14000 (environmental performance) and were recertified under ISO 9001 (version 2000) in 2003. The Plaza Huincul Refinery was awarded the “Merit Prize” by the “Consejo Interamericano de Seguridad” (Pan American Safety Council) for reducing the injury frequency rate in 1994, 1995, 1996, 1997, 1998 and 1999.

Capital expenditures in 2004 for efficiency and environmental projects and other improvements at the three refineries were Ps. 303 million.

Logistic Division:

Crude Oil and Products Transportation and Storage

YPF transports crude oil from production areas to the refineries or to the ports through five major pipelines, two of which are wholly owned by YPF. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. YPF has total crude oil tankage of approximately seven million barrels and maintains terminal facilities at five Argentine ports.

Information with respect to YPF’s network of crude oil pipelines is set forth in the table below.

From	To	YPF Interest	Length (km)		Daily Capacity (bpd)
Puesto Hernández	Luján de Cuyo Refinery	100%	528		75,000
Puerto Rosales	La Plata Refinery	100%	585		316,000
La Plata Refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ P.Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	18%	430		114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.

YPF owns two crude oil pipelines in Argentina. One connects Puesto Hernández to the refinery of Luján de Cuyo (528 kilometers) and the other connects Puerto Rosales to the refinery of La Plata (585 kilometers ) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 kilometers). YPF also owns a plant for the storage and distribution of crude oil in Formosa with an operating capacity of 19,000 cubic meters, and in the Berisso locality there are two tanks with 60,000 cubic meters of capacity. YPF owns 37% of Oleoductos del Valle S.A. (“Oldeval”), operator of 888 kilometers of pipelines, its main pipeline being a double 513 kilometer pipeline that connects the Neuquén basin and Puerto Rosales. At December 31, 2004, YPF had an 18% interest in the 428 kilometer Transandean pipeline, which transports crude oil from Argentina to Concepción in Chile. YPF also owns 33.15% of Terminales Marítimas Patagónicas S.A. (“Termap”), operator of two storage and port facilities: Caleta Cordova (province of Chubut), which has a capacity of 264,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, YPF has a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connect Brandsen (it has 60,000 cubic meters of storage capacity) to the ESSO refinery in Campana (168 km) in the Province of Buenos Aires.

In Argentina, YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers.YPF also owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or fluvial connections. YPF also operates 54 airport facilities (44 of them are owned by YPF) with a capacity of 24,000 cubic meters, and owns 27 trucks. These facilities provide a flexible country-wide distribution system and satisfy the growing needs of exports to foreign markets, mainly to neighbouring countries and to the United States of America. Products are shipped mainly by truck, ship or river barge.

Marketing Division:

Domestic Division

Through the Marketing Division, YPF markets gasoline and other petroleum products to domestic retail and wholesale customers. In 2004, retail, wholesale, lubricants and specialities directions and aviation sales in Argentina reached Ps. 7,344 million, representing 46% of Refining and Marketing consolidated revenues, with Ps. 3,823 million generated by retail customers.

Until December 31, 2004, the Retail Division’s sales network in Argentina included 1,832 retail service stations, 87 of which are directly owned by YPF, and the remainder 1,745 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”) (a wholly-owned subsidiary of YPF) operates 151 of our retail service stations, 71 of which are directly owned by YPF, 24 are leased to ACA (Automovil Club Argentino), and 56 are leased to independent owners. Nine of our directly-owned stations are operated by third parties and the other seven are inactive. Additionally, 36 retail service stations are owned by Refinería del Norte S.A. (“Refinor”) (YPF owns 50% of its capital stock).

During 2004 YPF slightly increased its market share in the diesel and gasoline markets from 48.9% in 2003 to 50.0%, according to internal calculations. YPF will continue its efforts to eliminate unprofitable or non-strategic existing stations, and dealer-operated stations, which do not comply with contract requirements.

The “Red XXI” marketing program, launched in October 1997, which has significantly improved operational efficiency and provides YPF with immediate performance data from each station, is aiming to connect close to 100% of its service stations network. Currently, 1,430 stations are linked to the Red XXI system, with plans to add approximately 50 additional stations in 2005.

YPF has continued developing its technical seminars and courses for station personnel and employees in order to improve the quality of services currently provided by service stations. In 2004, approximately 11,339 service station employees participated in training courses throughout the year.

In 2004, 8 stations were ISO 9001 certified after undergoing certification audits, adding to the 8 certified in 2003, 34 in 2002 and 29 certified during 2001. YPF also certified 3 stations during 2004 with ISO 14001. Currently, 445 stations are ISO 9001 certified and 170 stations are ISO 14001 certified.

YPF’s Lubricants and specialties division markets a wide family of products that includes lubricants, greases, asphalt, paraffin, base lubricant, decanted oil, carbon dioxide and coke. This division is responsible for the production, distribution and commercialization of the products in the domestic and exports markets. These operations are ISO 9001: 2000 and TS 16949 certified. The lubricants production facilities are also ISO 14001 certified.

During 2004, YPF’s Lubricants and specialties sales increased to Ps. 943 million compared to Ps. 740 million in 2003. Lubricant products are primarily automotive oils and fluids, industrial lubricants, base oils and greases and are sold by YPF through a wide network of gas stations, branded distributors and directly to large industrial customers. Most of these lubricants are produced at a modern lubricant complex at YPF´s La Plata Refinery. Some of these products are then sent to Dock Sud Refinery, a former YPF facility, for blending and filling operations on a contract basis pursuant to YPF specifications. Greases are also produced under a similar contract.

The lubricants market in Argentina is highly competitive and during 2004 YPF maintained its position as the market leader with a 37.5% share by increasing its sales by 16% (industrial and automotive lubricants and greases). Lead domestic automotive manufacturers Ford, Volkswagen, Scania, Seat, Porsche (OEMs) and General Motors, which represent 61% of the automotive lubricant market, exclusively use and recommend YPF lubricants products. In the motorcycle segment, YPF has an strategic agreement with Honda Argentina that includes the use and recommendation of Repsol YPF lubricants.

Continuing an ambitious internationalization plan, YPF will export lubricants and specialities to four new American countries: United States, Mexico, Venezuela and Guatemala.

YPF’s sales to the agricultural sector are principally conducted through distributors, seven of which are owned by YPF. During 2004 the Wholesale Division was still consolidating a distribution network through more than one-hundred exclusive distribution contracts with independent distributors from all regions of Argentina.

Sales to transportation, industrial, utility, and mining sectors are made primarily through YPF’s direct selling efforts. The main products sold in the domestic wholesale market include diesel fuel and fuel oil.

In December 2002 the Wholesale Division obtained the ISO 9001 certification covering the design, operation, marketing, customer service and management processes. During 2004 that certification was extended to 20 affiliated Diesel Distributors and 10 of them obtained the ISO 14001 certification.

Sales to the aviation sector are made directly by YPF. The products sold in this market are jet fuel and aviation gasoline.

International Trade

The International Trade Division sells crude oil and refined products to international customers and oil to domestic oil companies. Sales to international companies for 2004 totaled US$ 1,925 million (Ps. 5,662 million), 69% of which represented sales of refined products, 26% represented crude oil deliveries and the remaining 5% sales of marine fuels. On a volume basis, sales consisted of 18.28 million barrels of crude oil, 31.1 million barrels of refined products and 2.46 million barrels of marine fuels. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, liquefied petroleum gases, light naphtha, virgin naphtha, and base oils. YPF sells in the export market directly and through traders mainly to neighbouring countries (Brazil, Chile and Paraguay) and the United States. Domestic sales of crude oil, reached US$ 233 million (Ps. 683 million) and 8 million barrels in 2004. Domestic sales of marine fuels, reached U$S 69 million (Ps. 201 million) and 1.4 million barrels.

International Distribution

In July 2004, YPF through YPF Holding Inc. sold, for an amount of US$ 43 million, its interest in Global Companies LLC and affiliates (“Global”), a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of US$ 16 million ( Ps. 47 million).

LPG General Division:

Production

YPF is one of the largest LPG players in Argentina, with a yearly production of 911,495 tonnes in 2004 (including 241,568 tonnes of LPG destined for petrochemical usage). This represents approximately 29.47% of total LPG production (including LPG destined for petrochemical usage).

YPF obtains LPG from natural gas processing plants and from its refineries and petrochemical plants as detailed in the following tables.

Production (tonnes)
LPG from Natural Gas: (1)
Loma La Lata	45,741
General Cerri	54,030
El Portón	132,977
San Sebastián	18,552

Total	251,300

(1)	YPF SA owns 30% of San Sebastian plant; Loma La Lata and El Portón are 100% owned by YPF; General Cerri belongs to a third party, having a façon agreement with YPF.

Production (tonnes)(1)
LPG from Refineries & Petrochemical Plants:
La Plata Refinery	434,527
Luján de Cuyo Refinery	197,831
Petroquímica La Plata	27,837

Total production	660,195

(1)	Includes 241,568 tonnes of LPG used as petrochemical feedstock (olefins derivatives, polybutenes and Maleic).

YPF also has a 50% interest in Refinor, a jointly-controlled company, which produced 348,826 tonnes of LPG in 2004.

Marketing

YPF sells LPG to the foreign market, domestic wholesale market and domestic retail market. The share in the domestic retail market in 2004 was approximately 34.6%, including bottled and bulk sales to the residential and industrial markets.

YPF 2004 LPG sales can be broken down by market as follows:

Sales Capacity (tonnes)
Domestic market
Retail (Repsol YPF Gas)	227,628
To other bottlers/propane network distributors	68,007
Other Wholesales	34,738

Foreign market/exports
Exports	526,586

Total Sales	856,959

Total sales of LPG (excluding LPG used as petrochemical feedstock) to both domestic and foreign markets reached Ps. 768 million in 2004.

LPG division buys LPG from natural gas processing plants and from its refineries and petrochemical plants, it also buys LPG from third parties as detailed in the following table:

Purchase (tonnes)
LPG Purchases:
Upstream	250,944
Refineries	364,678
Petrochemical	27,881
Refinor (1)	116,076
Others	106,473
Total	866,052

(1)	YPF owns 50 % of Refinor.

Chemicals:

During 2004 YPF’s revenues from chemical sales were Ps. 2.146 million and the operating income was Ps. 564 million.

Petrochemicals are produced at five different facilities at YPF’s petrochemical complex in Ensenada and Plaza Huincul.

YPF’s petrochemical production operations in Ensenada are closely integrated with YPF’s refining activities (La Plata Refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and others synergies.

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

In 2002, the methanol unit started operations in Plaza Huincul. Natural gas, raw material for methanol, is supplied by YPF’s upstream unit. In 2004 the plant operated at 97.7% of its nominal capacity. Production from the Methanol unit during 2004 was destined to exports (78%), to YPF’s internal consumption as feedstock for MTBE and Tame (14%) and to the local market (8%).

The raw materials for petrochemical production in Ensenada, including Virgin Naphtha, Propane, Butane, and Kerosene, are supplied mainly by La Plata Refinery.

In 2004, petrochemicals sales from Ensenada Industrial Complex and Methanol units were Ps. 1.352 million, with the domestic market accounting for 42% and exports for 58%. During 2004, the exports were destined to Mercosur countries, Latin American countries, Europe and the United States and Middle East.

The methanol unit in Plaza Huincul’s refinery uses natural gas as raw material and makes possible the monetization of reserves, which demonstrates the integration between the petrochemical and upstream units.

YPF also participates in the fertilizer business directly and through Profertil S.A. (“Profertil”) (a 50% subsidiary of YPF), which is proportially consolidated.

Profertil is a jointly-controlled investment between YPF and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001. YPF is Profertil’s principal supplier of natural gas, supplying approximately 57% of Profertil’s feedstock.

In 2002, YPF’s fertilizers retail activities were integrated into the Industrial Product Business Unit. The fertilizers sold are supplied by Profertil (urea) or imported (phosphorus and potassium based fertilizers). In 2003, YPF started participating in an exchange program that allows producers to deliver corn as payment for fertilizers. The corn delivered to YPF is resold in the market.

Subsequently to December 31, 2004, YPF sold its interests in PBBPolisur S.A. for US$ 97.5, recording a gain of Ps. 75 million in the financial statements as of March 31, 2005. Additionally, subsequently to December 31, 2004, YPF sold its interests in Petroquímica Ensenada S.A. (“Petroken”), for US$ 58 million. As of the date of issuance of these report, the transaction is subject to approval by the Antitrust Board. During 2004, Petroken’s contribution to the operating income was Ps. 60 million compared to Ps. 44 million in 2003.

Repsol YPF’s presence has strengthened YPF’s position in the global markets, improving YPF’s access to these markets due to a better negotiating position derived from its ability to offer a more complete portfolio of products and a sales force of its own, now located in regions previously served only by distributors.

Competition

The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In its Exploration and Production business, YPF encounters competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. In its Refining and Marketing and Petrochemicals business, YPF faces competition from several major international oil companies, such as Esso (a subsidiary of ExxonMobil), Shell and Petrobras as well as several domestic oil companies. In its export markets, YPF competes with numerous oil companies and trading companies in global markets.

YPF expects increasing levels of competition in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and refined products prices are subject to international supply and demand and, accordingly, may fluctuate for a variety of reasons. Changes in the international price of crude oil and refined products will have a direct effect on YPF’s results of operations and on its levels of capital expenditures. See “Item 3: Key Information—Risk Factors—Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures.”

Environmental Matters

YPF

YPF’s operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving toward more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require YPF’s operations to meet stricter environmental standards and that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. YPF has undertaken what is likely to be required to achieve compliance with these standards and is undertaking various abatement and remediation projects, the more significant of which are discussed below. YPF cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require in the future additional expenditures by YPF for the installation and operation of systems and equipment for remedial measures and could affect YPF’s operations generally.

In 2004, YPF continued to make investments in order to comply with new Argentine fuel specifications that are expected to come into effect in 2006 pursuant to Resolution of the Secretary of Energy No. 398/2003. Estimated capital expenditures associated with the improvement and construction of new units at our refineries in Argentina to comply with the fuel specifications, are approximate of US$ 51.8 million. During 2004, YPF has already invested US$ 26 million at La Plata Refinery in a FCC fractioning and hydrotreatment units, in order to accomplish new gasolines quality environmental specifications, we estimate to complete these investees in 2005.

In addition YPF has started basic engineering studies for the construction of diesel-oil desulfuration units at La Plata and Luján de Cuyo refineries.

Each producer, transporter, storer, handler and disposer of hazardous waste, that conducts interstate business or whose activities affect the environment of another province or territory under federal jurisdiction in Argentina is required to register in a national registry and in certain provincial registries of producers and handlers of hazardous wastes. During 2004 YPF has spent US$ 4.68 million for treatment and disposal waste.

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

In addition to the projects related to the new specifications standards mentioned above, YPF has begun to implement a broad range of environmental projects in the Domestic Exploration and Production and Refining and Marketing businesses. Capital expenditures for those environmental projects associated with Refining and Marketing projects are currently estimated to reach approximately US$ 90 million, during the period from 2004 through 2008, with approximately US$ 10.2 million spent during 2004. A significant portion of the environmental program is dedicated to La Plata Refinery and Luján de Cuyo Refinery. The primary projects at La Plata include installation of separation systems and water treatment to replace existing systems, air pollution control devices, gas recovery systems, hydrocarbon recovery systems, process recovery measures and site remediation. Capital expenditures associated with Domestic Exploration and Production environmental projects during 2004 amounted US$ 21.2 million and include oil recovery systems and remediation of well sites, tank batteries and oil spills in the gathering systems of fields. Investments will also be made to improve technical assistance and training and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs. YPF’s estimated capital expenditures are based on currently available information and on current laws, and future changes in laws or technology could cause a revision of such estimates. In addition, while YPF does not expect environmental expenditures to have a significant impact on YPF’s financial position in 2004 or any future years, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to YPF’s financial position, and may affect results of operations in any given year.

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

Regarding to climate change, YPF is developing a plan to address the requirements of the Kyoto Protocol. The main elements of this plan are the following:

•	Actively promote the identification and pursuit of opportunities to reduce emissions within the company. For that, the Company takes into account the cost of carbon into the business decisions.

•	Intensify the execution of internal projects for credit-generating by the Clean Development Mechanisms that help the company meet its obligations. YPF collaborates with competent authorities from the countries in which it operates, in particular the Argentina Clean Development Mechanism Office (OAMDL).

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

YPF Holdings believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings and, as discussed below, Maxus Energy Corporation (“Maxus”) and TS have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”). YPF Holdings cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings for the installation and operation of systems and equipment for remedial tasks, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of December 31, 2004, reserves for the environmental contingencies totaled approximately US$ 98.3 million. Management believes it has adequately reserved for all environmental contingencies that are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The total expended by YPF Holdings Inc. under this cost sharing arrangement was approximately US$ 70 million as of December 31,2004. The remaining portion of this cost sharing arrangement (US$ 5.4 million as of December 31, 2004) has been reserved.

TS has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

In the following discussions concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and TS. As indicated above, TS is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. In 1998, the EPA approved the remedial design. TS believes the construction of the approved remedy has been completed and has submitted to the EPA its report in connection with the required optimization phase, which included testing and related operations. TS is awaiting the EPA’s response to such report so that it may move beyond the optimization phase. This work was supervised and paid for by TS pursuant to the above described indemnification obligation to Occidental. YPF Holdings Inc. has fully reserved the estimated costs required to conduct ongoing operation and maintenance of such remedy, at an average cost of approximately US$ 1 million annually, for 10 years from and after January 1, 2005.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS is conducting further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area is also being examined as a part of TS’ studies. YPF Holdings currently expects the testing and studies to be completed in 2005 and the cost to be incurred are approximately US$ 3 million after December 31, 2004, which amount has been fully reserved. Maxus and TS have been conducting similar studies under their own auspices for several years. In addition, the EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Project (the “PRRP”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRP. Additional parties are currently negotiating to join in helping fund the EPA’s activities in this regard, eight additional parties having sent letters of intent to participate. The EPA has agreed to amend the order regarding this study when a total of nine additional parties (making a total of 40 entities) agree to participate. TS’ estimated share of the cost of this remedial investigation and feasibility study is approximately US$ 0.3 million over the next three years, which amount has been fully reserved. As of December 31, 2004, there is a total of approximately US$ 12 million reserved in connection with continuing such other studies and related matters related to the Passaic River and the Newark Bay (see discussion of the DEP’s Directive No. 1 and the Administrative Order on Consent (the “AOC”) below). Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or Newark Bay.

In 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately 66 entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP, a Congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS have filed a response to Directive No. 1 on behalf of themselves and Occidental, as successor to Chemicals, which sets forth both how these parties are complying with Directive No. 1 and certain defenses thereto. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

In 2004, the EPA and Occidental entered into an AOC pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to determined contaminated sediment and biota in the Newark Bay. TS presented a proposed initial work plan to the EPA, a study that would include sampling in Newark Bay, will be approved in mid-2005. If approved, TS currently plans to conduct this study in 2005 at an estimated cost of US$ 4.5 million. Such amount has been fully reserved. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required. In January 2005, several environmental groups sued the U.S. Army Corps of Engineers (the “Army Corps”) challenging the Army Corps’ failure to prepare a supplemental environmental impact statement that plaintiffs’ allege is required in connection with a dredging project proposed for New York – New Jersey Harbor. Although neither YPF Holdings nor any of its subsidiaries is a party to this lawsuit, it could impact the timing, cost and approval of the proposed initial work plan.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny’s Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is providing financial assurance in the amount of US$ 20 million for performance of the work. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While TS has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. The results of the DEP’s review of these reports could increase the cost of any further remediation that may be required. YPF Holdings has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately

US$ 25.5 million as of December 31, 2004. Also, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. While claims for natural resources damages related to chromite ore residue at known and unknown sites in Hudson and Essex Counties, New Jersey, have been settled on May 3, 2003 the DEP issued a directive and also filed a lawsuit seeking recovery of its expenditures, the clean-up and certain other remedies in connection with these sites damages to the natural resources of known and unknown. Sites in the counties of Hudson and Essex, New Jersey related to chromite one residue known sites in Hudson County. YPF Holdings notes that TS, on behalf of Occidental, has assumed responsibility for certain sites, but otherwise believes that these actions by the DEP have little or no merit to the extent they seek recovery or relief related to Chemicals. In addition, in June 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River, near the former Kerny Plant. TS, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements. In 1998, the DEP proposed new soil action levels for chromium. While the proposal remains incomplete in certain regards, the DEP is currently reviewing the proposed action levels.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”) issued its Director’s Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville Works area. TS has agreed to participate in the RIFS as required by the Director’s Order. TS submitted the remedial investigation report to the OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. As of December 31, 2004, it is estimated that the remaining cost of performing the RIFS will be approximately US$ 0.5 million. In addition, in the third quarter of 2004 and first quarter of 2005, the OEPA approved certain work, including the remediation of the site of a former cement plant, remediation of a former aluminum smelting plant and work associated with the development plans discussed below. TS expects these projects to begin in 2005 and estimates its share of the costs associated with these projects to be approximately US$ 8.8 million. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. In spite of the many remedial, maintenance and monitoring activities performed, the former Painesville Works site has been proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. YPF Holdings has reserved a total of approximately US$ 9.6 million as of December 31, 2004 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. TS has entered into an agreement with a developer for the possible development and use of all or portions of this site. However, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At December 31, 2004, YPF Holdings has reserved approximately US$ 3.7 million in connection with its estimated share of costs related to these sites.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. Chemicals conveyed the Greens Bayou facility to a company in which it owned a 50% interest in 1983 and later conveyed its interest in that company to Maxus. Subsequently in 1985, Maxus acquired a full ownership interest in the company and then conveyed all of its interest in such company to a third party. TS is handling this matter on behalf of Occidental. While some of the substances of concern may have been manufactured at the Greens Bayou facility prior to these conveyances, TS and Maxus believe that most of any contamination of the Port’s property that may have emanated from the Greens Bayou facility occurred after the conveyance of the company in 1985 or has been remediated. The Port’s claims have been settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility, an agreement by another defendant to purchase a tract of land for up to US$ 5 million, and an agreement to indemnify the Port up to an aggregate of US$ 20 million in respect of certain matters. Based on current estimates, the cost of such remediation is not expected to exceed a total of US$ 44 million. Pursuant to a cost sharing agreement among the defendants, TS (on behalf of Occidental) contributed US$ 6 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. The hearing in this arbitration was completed on October 14, 2004, and the arbitral tribunal issued its final award on January 7, 2005, after having issued an initial award in November 2004. The award, if it stands, would require TS (on behalf of Occidental) to pay the other defendants US$ 26 million, and possibly interest (the “Current Payment Amount”), and bear approximately 70% of said costs. Maxus and TS paid approximately US$ 28 million into a trust account in December 2004, which amount is to be made available to pay the Current Payment Amount if required. On February 7, 2005, Maxus and TS have filed a notice of appeal to a second arbitration panel pursuant to the parties’ arbitration agreement. Maxus and TS have also challenged the award in a court proceeding in Houston, Texas. There is no assurance of success of the appeal or the challenge. As of December 31, 2004, YPF Holdings accrued a total of US$ 31.2 million related to this matter.

YPF Holdings, including its subsidiaries, is a party to or involved in various other proceedings, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition. Reserves have been established for legal contingencies, in situations where losses are probable and can be reasonably estimated.

Property, Plant and Equipment

Most of YPF’s property, consisting of interests in crude oil and natural gas reserves, refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. YPF also owns property in the United States. See “Item 4: Information on the Company”.

There are several classes of property which YPF does not own in fee. YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of YPF associated with a particular property subject to the relevant concession revert to the government. In addition, at December 31, 2004, YPF leased 80 service stations to third parties and 1,745 service stations are owned by third parties and operated by them under a supply contract with YPF for the distribution of YPF products.

Regulatory Framework and Relationship with Argentine Government

Overview

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the Hydrocarbons Law, which was adopted in 1967. The executive branch of the Argentine government applies this law through the national Secretary of Energy. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. However, the transfer of property to the provinces has not been implemented, since an amendment to the Hydrocarbons Law has not been enacted. In August 2003, executive Decree No. 546/03 transferred to the provinces the right to grant hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas” as well as in other areas designated by the competent provincial authorities.

In October 1994, the national constitution was amended. Article 124 establishes that natural resources existing within a province’s territory are the property of such province. Article 75 of the national constitution allows Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces where the mineral and hydrocarbon reservoirs are located will be responsible for carrying out these laws. Legislators have submitted to Congress new drafts of the Hydrocarbons Law. These drafts establish the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124. However, the enactment of the reforms is still pending.

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

After the enactment of the Public Emergency and Foreign Exchange System Reform Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina:

•	Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps. 1.40 = US$ 1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps. 1.00 = US$ 1.00. The deposits and obligations converted into pesos will be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (“CER”), to be published by the Argentine Central Bank. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of YPF’s dollar-denominated debt is governed by non-Argentine law.

•	Conversion into pesos at an exchange rate of Ps. 1.00 = US$ 1.00 of all obligations outstanding among private parties at January 6, 2001 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos will be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of the goods or services that are the object of the obligation are higher or lower than its price expressed in pesos, then either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts.

•	Conversion into pesos at an exchange rate of Ps. 1.00 = US$ 1.00 of all tariffs of public services and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. Executive Decrees No. 310/2002 and No. 809/2002 (as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production) imposed certain customs duties on crude oil, LPG, gasoline, diesel and certain refined products exports. On May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and LPG was established at a rate of 20%. Moreover, on August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation.

•	In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company Energía Argentina Sociedad Anónima (“ENARSA”). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the performance of the transportation and distribution of gas public service and the generation, transportation, distribution and marketing of electricity. Moreover, Law 25,943 granted to ENARSA exploration permits over all the national off-shore areas, not covered by endorsed exploration permits or exploitation concessions, at the time of the enactment of the law.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

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

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional 10 years by application to the executive branch. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation” below.

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

Holders of production concessions, including YPF, also are required to pay royalties to the province where production occurs. A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

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

The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF was exempted from such limit with regard to the exploration permits and production concessions awarded to it by Law No. 24,145. The National Directorate of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of Law No. 17,319, has objected to the award of new exploration permits and production concessions in which YPF has a 100%

interest. If such limit is applied in the future, it may affect YPF’s ability to acquire 100% of new exploration permits and/or exploitation concessions. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces in accordance with Decree No. 1,055/89 and Law 24,145, YPF participates in competitive bidding rounds organized since the year 2000 by the provincial government of Neuquen for the award of contracts for the exploration of hydrocarbons.

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

New cross-border gas pipelines have been built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as YPF are currently exporting natural gas to the Chilean and Brazilian markets. Exports of natural gas require prior approval by the Secretary of Energy. In 2001, Resolution No. 131/01 was passed by the Secretary of Energy to expedite the issuance of authorizations for natural gas exports (suspended by Resolution No. 265/04 issued by the Secretary of Energy in March 2004). Decree No. 689/02 established an exception to the public emergency laws and regulations, providing that the prices of long-term natural gas sale agreements executed before the enactment of the Decree and denominated in U.S. dollars, will not be converted into pesos (Ps. 1 = US$ 1) when the natural gas is exported to third countries.

In January 2004, executive Decree No. 181/04 authorized the Secretary of Energy to negotiate with producers a pricing mechanism for the normalization of the price of natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded form these negotiations. On April 2, 2004 the Secretary of Energy and gas producers signed an agreement, which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement is the implementation of a scheme for the normalization of the natural gas price. The main aspects of the agreement are: (i) price adjustments are initially applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity is destined for the domestic market); (ii) prices are adjusted from May 10, 2004 until July 31, 2005 on which date the agreement will be terminated only with respect to such industrial consumers and electricity generators; and (iii) the Secretary of Energy shall implement in the future a progressive scheme for the normalization of the price of natural gas destined to residential users and small commercial users before December 31, 2006 on which date the agreement will be terminated with respect to such residential and small commercial consumers. Until the Secretary of Energy implements such scheme, the prices of natural gas for residential and small commercial consumers, are those established under the agreement for each basin.

Decree No. 180/04, issued in January 2004, created a trust fund for the financing of transportation and distribution facilities under a global program for the issuance of debt securities and participation certificates approved by Resolution No. 185/04, issued by the Ministry of Federal Planning, Public Investment and Services on April 20, 2004. In accordance to Decree No. 180/2004, two trust funds were created to finance an expansion of the North Pipeline operated by TGN and an expansion of the San Martín Pipeline operated by TGS which are currently under construction. YPF has participated as investor in the trust fund corresponding to the expansion of TGN’s North Pipeline, which would increase gas transportations capacity from Bolivia with a contribution of US$ 100 millions to the mentioned trust fund organized by the argentine government. Contributions to this trust fund will accrue interest and will enable YPF to obtain the mentioned additional natural gas transport capacity.

Provision No.752 issued by the Secretary of Energy (May 2005) will gradually allow users who consume certain levels above the minimum consumption set by the provision herein to obtain natural gas at the Transport System Input Point (Direct users) directly from producers to whom they may ask to transfer the volume they sold to the Distributor that supplied the user. Distributors, at the beginning of 2006, will just be able to sell term contracted gas to home users and small consumers that should not exceed certain gas volumes, through a gradual process that starts on August 2005 with Highest Consumption Direct Users.

Finally, a Standardised Irrevocable Offers procedure is set forth, which will operate at the Electronic Gas Market (“MEG”) through which any direct consumer shall be able to bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the Standardised Irrevocable Offers which have not been satisfied will be required as Permanent Additional Inyection only until the end of the seasonal period during which the unsatisfied request should be made (October- April or May- September). Such Additional Inyection will be requested from the producers that export gas and that inyect the natural gas from the basins, who are able to supply those unsatisfied Irrevocable Offers. Priority will be given to those which, considering the transportation available, imply a lower cost at the Delivery Point, corresponding to consumers who made the stantardised Irrevocable Offer, still unsatisfied. In the case that the Permanent Additional Inyection Volume should exceed the volumes exported, priority will be given to those consumers that have firm transport and/or distribution systems.

Transportation

The Hydrocarbons Law permits the national executive to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the executive branch. The holder of a transportation concession has the right to:

•	transport oil, gas, and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretary of Energy, for oil and petroleum pipelines, and by the ENERGAS, for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted YPF a 35-year transportation concession with respects to the pipelines operated by YPF at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

On January 13, 2004 the Secretary of Energy issued Resolution No.5/04 establishing the maximum tariffs that may be perceived by the holders of transportation concessions during the term of 180 days as of the day of publication of such resolution in the official gazette. This term was extended for an additional 180 days as of October 2004, by means of Resolution No. 963/04.

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

Market Regulation

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions have the right to produce and own oil and gas and are allowed to dispose of such production in the market without restriction. In 2002, Decree No. 867/02 declared a temporary emergency for the provision of hydrocarbons within Argentina for the period May through September 2002, and authorized the Secretary of Energy to establish the volume of crude oil and LPG to be sold in the domestic market until September 30, 2002. Moreover, Resolutions No. 140/02 and No. 166/02 (both derogated) established for the period June through September 2002 a ceiling over crude oil exports on a percentile basis.

In March 2004, the Secretary of Energy issued resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and its consequences on the electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surpluses of natural gas that may be needed for internal consumption;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Secretary of Energy, and

•	authorizing the Sub-Secretary of Fuels to formulate a rationalization plan of gas exports and transportation capacity.

In March 2004, the Sub-Secretary of Fuels, pursuant to the authority given to it under resolution No. 265/04, issued regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, regulation No. 27/04 established a limit on natural gas exports authorizations, which, absent an express authorization by the Sub-Secretary of Fuels, may not be granted for volumes exceeding exports registered during 2003. Based on the provisions of regulation 27/04, the Sub-Secretary of Fuels has instructed YPF to temporarily suspend certain exports of natural gas and to re-direct such natural gas volumes to the internal market. YPF has invoked the occurrence of a Force Majeure event under the corresponding natural gas purchase and sale agreements and some of the counterparties thereto have rejected such agreement.

In June 2004, the Secretary of Energy issued resolution No. 659/04 removing the limit on natural gas exports authorizations (based on a comparison of volumes to export in 2004 with volumes exported in 2003) established by regulation 27/04. In addition, resolution No. 659/04 established a new program for the adequate supply of natural gas to the domestic market. Under resolution No. 659/04, natural gas exports may be partially or totally affected due to shortages of natural gas in the domestic market.

In January 2004, decree No. 180/04 created the Gas Electronic Market for the trade of daily spot sales of gas, a secondary market of transportation and distribution services, and established information duties for buyers and sellers of natural gas in relation to their respective commercial operations (further regulated by Resolution No. 1,146/04 issued on November 9, 2004). According to decree No. 180/04, all daily spot sales of natural gas must be traded through the Gas Electronic Market.

Provision No.752 issued by the Secretary of Energy (May 2005) will gradually allow users who consume certain levels above the minimum consumption set by the provision herein to obtain natural gas at the Transport System Input Point (Direct users) directly from producers to whom they may ask to transfer the volume they sold to the Distributor that supplied the user. Distributors, at the beginning of 2006, will just be able to sell term contracted gas to home users and small consumers that should not exceed certain gas volumes, through a gradual process that starts on August 2005 with Highest Consumption Direct Users.

At present YPF, as well as private companies producing oil and gas under service contracts with YPF, following conversion of such contracts to concessions, may sell their production in domestic or export markets and refiners may obtain crude oil from suppliers within or outside Argentina.

The Hydrocarbons Law authorizes the national executive to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the national executive finds domestic production to be insufficient to satisfy domestic demand. If the national executive restricts the export of oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of similar imported crude oil and petroleum products; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34° API.

Resolution No. 85/2003 of the Secretary of Energy ratified the agreement subscribed between crude oil producers including YPF, and refiners for the stability of the price of crude oil, gasoline and gas oil. This agreement provides that during the first quarter of 2003, the crude oil forwarded to the refineries by producers shall be invoiced and paid based on a WTI crude oil reference price of US$ 28.50 per barrel. The difference between this reference price and the actual WTI crude oil price, will be assigned to an “adjustment of price account” and the producer will receive the difference between the reference price and the actual WTI price from the moment that the actual WTI price falls below the reference price. The amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or entered into between January and March 2003 were to incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps. 3.65=US$ 1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed US$ 35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$ 22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased. At present, the crude oil forwarded by producers like YPF to local refineries is invoiced taking into account the effect of the custom duties on the export of crude oil over the actual WTI price.

On February 25, 2003 oil producers and refiners entered into a supplementary agreement to the agreement for the stability of the price of crude oil, gasoline and gas oil. The parties to this supplementary agreement agreed to extend the agreement for the stability of the crude oil, gasoline and gas oil until March 31, 2003 and to fix a maximum WTI reference price of US$ 36 per barrel in any agreement for the delivery of crude oil to the local market entered into between oil producers and refiners until March 31, 2003. This agreement was extended over 2003 and through May 2004. Moreover, the parties agreed that the amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of: (i) LIBOR plus 2% or (ii) 7% per year.

On April 2002, the national government and the main oil companies, including YPF, reached an agreement to regulate a subsidy provided by the Argentine government to public bus transportation companies. This agreement, named “Convenio de Estabilidad de Suministro de Gas Oil” was approved by decree No. 652/02 and assured the transportation companies their necessary supply of gas oil at a fixed price of Ps. 0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies shall compensate for the difference between the fixed price and the market price through a reduction of their export duties. This agreement was extended through August 31, 2002. Through new price-stabilization agreements the subsidy was extended through June 30, 2005 and was increased up to Ps. 0.82 per liter. After June 25,2005 the price to paid by transportators shall be reduced to Ps. 0.42 for local public transportation and to Ps. 0.62 for the rest of public transportation.

Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Holders of exploration permits and production concessions must pay an annual surface tax based on the area held. In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders is subject to a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the national executive provides that YPF also is subject instead to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime which was based on the regulated price. Law No. 25,745 modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining as the minimum tax the old fixed value.

In compliance with the provisions of the Law No. 25,561 on Public Emergency and Foreign Exchange System Reform, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002, as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production on May 11, 2004) customs duties on the export of crude oil at a rate of 25%, butane, methane and LPG at a rate of 20% and gasoline and diesel at a rate of 5%. Moreover, on May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and LNG was established at a rate of 20%. Finally, on August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation.

Certain contracts under which YPF exports gas provide that any tax (which definition YPF believes is inclusive of the above mentioned export duties) that is created after the execution of such agreements shall be borne by the buyer thereof. Consequently, it is reasonable to estimate that the applicable export duty will be not entirely borne by YPF.

Antitrust Agreement

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF would be required to assume in the event that Repsol YPF acquires a majority of the share capital of YPF. Repsol YPF has, in a letter dated June 17, 1999, accepted the Ministry’s requirements, which are described below:

•	Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimates that these contracts accounted for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

•	By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity at December 31, 1998 and of a number of service stations that account for a sales volume equivalent to that of Eg3 S.A., a refining and marketing argentine subsidiary of Repsol YPF (“Eg3”) in 1998. Both of these requirements were satisfied through the swap agreement with Petrobras. In addition to Eg3, the swap agreement encompasses other assets located in Argentina. Repsol YPF received assets in Brazil valued at approximately US$ 559 million.

•	Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation project.

•	Repsol YPF must eliminate from YPF’s LPG export contracts any provision prohibiting reimportation by the buyer.

•	By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimates that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

•	During the period until December 1, 2002, Repsol YPF must pass on in the form of price reductions any benefits resulting from economies of scale in its Argentine LPG operations resulting from the YPF acquisition. Repsol YPF believes that these benefits consisted mainly of cost reductions, which could be passed directly to consumers.

YPF believes that it has complied with all the obligations required in the letter delivered on June 16, 1999 by the Argentine Ministry of Economy and Public Works and the Argentine government has not raised any objections to the performance of those obligations.

On March 14, 2000, the Secretary for the Defense of Competition and the Consumer of the Ministry of Economy (Secretaría de Defensa de la Competencia y del Consumidor del Ministerio de Economía) issued a press release stipulating the following series of guidelines establishing the manner in which Repsol YPF must meet its obligation under the June 16, 1999 letter of the Argentine Ministry of Economy and Public Works requiring that Repsol YPF dispose of refining assets and service stations in Argentina in connection with its acquisition of control of YPF:

(1) Repsol YPF must make the required sale of service stations to a single purchaser.

(2) The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF’s share of the relevant geographical and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF’s market share at YPF’s pre-acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply of the block of service stations transferred.

(3) The entity acquiring the service stations and refining assets must have no agreements with Repsol YPF. In addition, Repsol YPF may not transfer the assets to any related entity or to an entity which has a market share greater than 10% for each of refining and service station activities in Argentina.

(4) The Secretary for the Defense of Competition and the Consumer may supervise Repsol YPF’s divestment of the specified assets. The Court of Defense of Competition will have the authority to review Repsol YPF’s disposal of the specified refining assets and service stations.

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

Law No. 26,020 (hereinafter, the “Law”), which sets forth the Regulatory Framework for the Industry and Commercialization of LPG was enacted on March 9, 2005.

The Law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina; and declares such activities of public interest.

Inter alia, the Law:

•	Creates the Registry of LPG Bottles, obliging LPG Bottlers to register the bottles of their property.

•	Protects the trademarks of LPG Bottlers.

•	Creates a price reference system, pursuant to which, the Energy Secretariat shall periodically publish reference prices for LPG sold in bottles of 45Kg. or less.

•	Gives the Energy Secretariat a one hundred an twenty day term, to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG Bottlers; and (iii) together with the Antitrust Agency, make a deep analysis of the composition of the LPG market and its behavior, in order to establish limitations to the concentration of the market in each phase, or limitations to the vertical integration throughout the chain of the LPG industry. Such limitations must include affiliates, subsidiaries, and controlled companies.

•	Grants open access to LPG storage facilities.

Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the Deregulation of the Upstream Oil Industry, allows YPF and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No. 1,589/89, YPF and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas sales, being required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1,589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion. On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank, and requesting confirmation of YPF’s right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its exports. This decision was appealed by the Central Bank and the Ministry of Economy.

On December 27, 2002, the government issued Decree No. 2,703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2,703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1,589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2,703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1,589/89 has been repealed by Decree Nos. 530/91 and 1606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action. Moreover, since Decree No. 2703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1,589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1,606/01 and Decree 2,703/02. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil & gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree 2,703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. On the other hand, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree 1,606/01 to the date on which Decree 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings.

ITEM 5. Operating and Financial Review and Prospects

You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report. YPF prepares its consolidated statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 13 and 14 to the Consolidated Financial Statements provide a summary and the effect of the significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP. Note 15 provide certain additional disclosures required under U.S. GAAP.

Summarized Income Statement

	For The Year Ended December 31,
	2004	2003	2002
	(in millions of pesos)
Net sales	19,931	17,514	17,050
Gross profit	10,719	9,758	8,424
Administrative expenses	(463)	(378)	(411)
Selling expenses	(1,403)	(1,148)	(1,077)
Exploration expenses	(382)	(277)	(240)
Operating income	8,471	7,955	6,696
Income (Loss) on long term investments	154	150	(450)
Amortization of goodwill	—	—	(13)
Other expenses, net	(1,012)	(152)	(245)
Financial income (expense), net and holding gains	138	(50)	(2,991)
Income from sale of long-term investments	—	—	690

Income before income tax	7,751	7,903	3,687
Income tax	(3,017)	(3,290)	(58)

Income from continuing operations	4,734	4,613	3,629
Income (loss) on discontinued operations	3	15	(13)
Income from sale of discontinued operations	139	—	—

Net income	4,876	4,628	3,616

YPF’s Characteristics

YPF’s operations are affected mainly by changes in international oil prices and by economic changes in Argentina.

The average export sales price per barrel realized by YPF from Argentina was US$ 33.65 in 2004, US$ 27.23 in 2003 and US$ 21.64 in 2002. Future changes in international oil prices and the fluctuation of the peso against the dollar will continue to affect YPF’s results.

YPF’s results of operations are somewhat seasonal because of shift in demand between the summer and winter months. Weather patterns may also impact YPF’s results, particularly affecting sales of natural gas to power generation plants, which activity decreases as high rainfall levels stimulates production of hydroelectric power.

Due to the sales of the interest in Global and in YPF Indonesia Ltd., YPF conducts its main activities in Argentina, where almost 100% of total consolidated sales were made during 2004, including oil and products exports.

During the year ended December 31, 2004, YPF Holdings Inc. and YPF International S.A. sold their interests in Global Companies LLC and affiliates (“Global”) and in YPF Indonesia Ltd., respectively. Income from these sales was included in the “Income from sale of discontinued operations” line item of the statement of income. Financial statements presented for comparative purposes were restated to give retroactive effect to the mentioned divestitures. As a consequence, Global and YPF Indonesia Ltd. results were disclosed in “Income (Loss) on discontinued operations” line item of the statement of income. Assets and liabilities of these companies amounted to Ps. 493 and Ps. 373 as of December 31, 2003, and to Ps. 507 and Ps. 375 as of December 31, 2002, respectively, and were disclosed net in the “Other assets” line item of the balance sheet.Net sales and operating income of these operations amounted to Ps. 3,658 and Ps. 29, and to Ps. 2,695 and Ps. 29, for the years ended December 31, 2003 and 2002, respectively.

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

Functional Currency

YPF has determined the U.S. dollar as its functional currency, because YPF transacts more of its operations in U.S. dollars or indexed to U.S. dollars than in any other currency. For U.S. GAAP reconciliation purposes, financial statements are remeasured into U.S. dollars and the assets and liabilities translated into Argentine pesos (“reporting currency”) at the exchange rate prevailing at year end and revenues, expenses, gains and losses are translated at the exchange rate existing at the time of each transaction, or, if appropriate, at a weighted average of the exchange rates during the year.

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

The determination of the functional currency to be applied to a business for accounting purposes is a decision which impacts, among other things, the reported results of operations, the exchange income or losses recorded and the translation differences arising from the conversion of its financial statements from the functional currency to the company’s reporting currency.

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

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and current economic conditions as of each balance sheet date. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

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

YPF follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, however, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. Capitalized exploratory wells which are in evaluation process are not material.

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

Therefore, YPF’s management must make reasonable and supportable assumptions and estimates with respect to (i) the market value of reserves, (ii) oil fields’ production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) appropriate risk factors for unproved reserves and other factors. Such assumptions and estimates have a significant impact on evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect in the impairment tests on investments in areas with oil reserves.

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations and extrapolations of well information such as flow rates and reservoir pressure declines.

Impairment of long-lived assets

YPF assesses the recoverability of its held-for-use assets on a business segment basis for Argentine GAAP purposes. With respect to operations that are held pending sale or disposal, YPF’s policy is to record these assets at amounts that do not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-live assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed.

For Argentine and U.S. GAAP, held-for-use properties, grouped as described in previous paragraphs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An asset would be impaired if the undiscounted cash flows were less than its carrying value.

The impairment of oil and gas producing properties is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves, adjusted for risks related to such reserves, in each field owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset. The estimated cash flows are based on future levels of production, the future commodity prices, lifting and development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic regulatory climates and other factors.

Charges for impairment are recognized in YPF’s results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions in certain countries. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charge on the property’s book value.

Therefore, YPF’s management must make reasonable and supportable assumptions and estimates with respect to: (i) the market value of reserves, (ii) oil fields’ production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) risk factors for unproved reserves are in accordance with the Swanson rule (which relates to the calculation of the mean value of a lognormal distribution knowing three points), these imply risk factors of 70% and 30% for probable and possible reserves, respectively and other factors. Such assumptions and estimates have a significant impact on calculations in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect on both the depreciation of, and the impairment tests relating to, investments in areas with oil and gas reserves.

YPF performs asset valuation analyses on an ongoing basis as a part of its asset management program. In general, YPF does not view temporarily low oil prices as a triggering event for conducting the impairment tests. Accordingly, any impairment tests that YPF performs make use of YPF’s long-term price assumptions for the crude oil and natural gas markets and petroleum products.

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

YPF performs asset valuation analyses on an ongoing basis as a part of its asset management program. In general, YPF does not view temporarily low oil prices as a triggering event for conducting the impairment tests. Accordingly, any impairment tests that YPF performs make use of YPF’s long-term price assumptions for the crude oil and natural gas markets and petroleum products.

Depreciation

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves are treated prospectively by amortizing the remaining book value of the assets over the future expected production. In 2004, 2003 and 2002 YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps. 1,936 million, Ps. 1,789 million and Ps. 1,614 million, respectively. If proved reserves estimates are revised downward, net income could be negatively affected by higher depreciation expense.

Asset retirement obligations

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the same estimated value of the discounted payable amounts. Future estimated retirement obligations and removal costs are based on management’s best estimate of the time that the event will occur and the assertion of costs to be met with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future expenditures of dismantling are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect in the liability and the related capitalized asset and in the future charges related to the retirement obligations.

Environmental liabilities, Litigation and other contingencies

Environmental liabilities are recorded when environmental assessments and/or remediation are probable, material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on YPF’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, YPF revises its estimate of costs to be incurred in environmental assessment and/or remediation.

Reserves are established to cover litigation and other contingencies which are probable and can be reasonably estimated. The final costs arising from litigation and other contingencies may vary from YPF’s estimates on differing interpretations of laws, opinions and final assessments on the amount of claims. As such, changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the amount of reserves for litigation and other contingencies recorded.

A reserve totaling Ps. 1,298 million and Ps. 706 million as of December 31, 2004 and 2003, respectively, have been established to afford contingencies which are probable and can be reasonably estimated. In the opinion of Management and its external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of the issuance of these financial statements, of the possible outcome of the mentioned contingencies.

Presentation of financial statements

The Consolidated Financial Statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Argentine GAAP until February 28, 2003, when the restatement in constant money was discontinued. See Note 1 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

The recurrent difference between YPF’s net income under Argentine GAAP and its net income under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 is due primarily to the remeasurement into functional currency and translation into reporting currency, the elimination of the restatement into Argentine constant pesos, the effects of the sale of noncurrent assets to related parties and the impairment of long-lived assets.

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined the U.S. dollar to be YPF’s functional currency in accordance with SFAS No. 52. Therefore, it has remeasured into U.S. dollars the Consolidated Financial Statements as of December 31, 2004, 2003 and 2002, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain of YPF’s subsidiaries, YPF has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income.

The amounts obtained from the remeasurement process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Argentine pesos Ps. 2.98, Ps. 2.93 and Ps. 3.37 to US$ 1, as of December 31, 2004, 2003 and 2002, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. As of December 31, 2004, 2003 and 2002, the remeasurement into functional currency and the translation into reporting currency (decreased)/increased net income in Ps. (1,447) million, Ps. (1,629) million and Ps. 1,382 million, respectively.

YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The mentioned proportional consolidation generated an increase of Ps. 672 million, Ps. 2,022 million and Ps. 1,379 million in total assets and total liabilities as of December 31, 2004, 2003 and 2002, respectively, and an increase of Ps. 1,122 million, Ps. 760 million and Ps. 1,019 million in net sales and Ps. 640 million, Ps. 428 million and Ps. 356 million in operating income for the years ended December 31, 2004, 2003 and 2002, respectively.

From January 1, 2003, under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to operations that were held pending sale or disposal, YPF’s policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-live assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long—Lived Assets”, by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, YPF estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustments under U.S. GAAP of the impairment generated as of December 31, 2004, 2003 and 2002 were Ps. 764 million, Ps. 692 million and Ps. 985 million, respectively, for YPF’s Exploration and Production segment, and Ps. 9 million, Ps. 12 million and Ps. 16 million, respectively, for the Refining and Marketing segment, corresponding to investments in controlled companies. Impairment charges under U.S. GAAP amounted to Ps. 177 million, Ps. 6 million and Ps. 45 million for the years ended December 31, 2004, 2003 and 2002, respectively. The impairments recorded were the result of studies conducted that have revealed a decrease in proved reserves.

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of Ps. 122 million, Ps. 174 million and Ps. 144 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Under U.S. GAAP, results on sales of non current assets to related parties under common control and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on sales of non current assets and account receivables are recognized in the statement of income and the balance sheet, respectively.

YPF, through its indirect subsidiary Greenstone Assurance Limited, is a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated by and for its shareholders, all of whom are engaged in energy operations. Pursuant to OIL’s Rating and Premium Plan, there is a withdrawal premium (the “Avoided Premium Surcharge” or APS) to which insured members are liable under certain circumstances which include cancellation and non-renewal of the policy. The APS is calculated by OIL at its sole discretion, it is final and the amount shall not exceed the applicable future premiums that the insured would have paid absent such cancellation or non-renewal, in respect of losses incurred before the date on which the cancellation or non-renewal takes place. Such obligation, in substance, is similar to a retrospective premium to recover past losses which is paid in any case, either through future premium payments (if the member remains in the company) or as a one-time payment if the member withdraws from OIL.

FIN No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Under Argentine GAAP consolidation is based on the control of corporate decisions through the shareholding (Note 1 to the Consolidated Financial Statements). FIN 46R is applicable to the Company as of January 1, 2004.

As of December 31, 2004, the Company has operations with two variable interest entities (“VIEs”) which have been created in order to structure YPF’s future deliveries of oil (“FOS”), as described in Note 10.b to the Consolidated Financial Statements

The effects of the consolidation of these VIEs following the provisions of FIN 46R were reported as an accumulative effect of an accounting change as of December 31, 2004 included in Note 14 and a reclassification of the outstanding balance of the account “Net advances from crude oil purchasers” into the “Loans” account in the balance sheets. Additional disclosures required by FIN 46R are included in Note 13.l to the Consolidated Financial Statements.

For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 13 to the Consolidated Financial Statements.

Consolidated Oil and Gas Reserves and Production

The following table sets forth YPF’s estimated proved reserves of crude oil and natural gas on a consolidated basis at December 31, 2004, 2003 and 2002. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission.

	At December 31,
	2004	2003	2002
	(millions of barrels)
Estimated proved crude oil reserves (1)(2)
Developed	908	1,047	1,136
Undeveloped	200	222	251

Total	1,108	1,269	1,387

	(billions of cubic feet)
Estimated proved natural gas reserves (1)(2)
Developed	5,041	5,609	6,801
Undeveloped	1,775	2,371	2,173

Total	6,816	7,980	8,974

	(millions of barrels)
Crude oil production (1)(2)	146	157	160

	(billions of cubic feet)
Natural gas production (1)(2)	705	644	542

(1)	Crude oil (including condensate and natural gas liquids) and gas reserves and production amounts are stated before making any deductions in respect of royalties. Royalties on YPF’s production are accounted for as a cost of production and are not deducted in determining net sales.
(2)	All information relating to YPF’s oil and gas production has been determined in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission and Statement of Financial Accounting Standards No. 69, and such amounts may differ from actual production amounts and actual deliveries of oil or natural gas.

Overview of Consolidated Results of Operations

Macroeconomic conditions

Throughout 2004 the international economic environment remained favorable to Argentina. The world economy grew at a high rate (around 5%), and international interest rates stayed at historically low levels. In Latin America, Argentina was favored by the strength of the Brazilian economy.

In Argentina, 2004 was the second year of strong economic recovery. After the macroeconomic instability associated with the economic and financial crisis of 2001 and 2002, GDP grew at 8.7% in 2003 and 9.0% in 2004. Argentina benefited from a favorable international environment in which high commodity prices pushed exports up by 16.5% over the past year. Trade surplus totaled US$ 12.1 billion. Foreign Reserves at the Central Bank increased US$ 5.5 billion, reaching US$ 19.6 billion by the end of the year.

After reaching a peak of 41% in 2002, and lowering to only 3.7% in the following year, the inflation rate during 2004 was 6.1%. The first quarter of 2005 ended with a quarterly increase of 4.0% in the consumer price index, 9.1% year-on-year, warning local authorities about its future trend. The exchange rate of the Argentine peso against the U.S. remained stable during 2004. National public finances continued to perform well in 2004, mainly due to increasing tax revenues (36% of growth on a year-over-year). The consolidated fiscal primary surplus reached almost 3.9% of GDP, widely above the target set in the budget and in the agreement with the International Monetary Fund (IMF).

At the end of 2003, Argentina signed a Stand-by agreement with the IMF, based on a three-year economic program. In the second half of the year 2004, the third review of the IMF program was postponed by request of the Argentine government, in order to avoid interference with the process of the non-performing sovereign bonds restructuring. The most important step in the debt restructuring process ended successfully in March 2005, reaching 76% of acceptance to the argentine exchange offer. The level of public debt to GDP has been considerably reduced and the debt maturity profile has became more sustainable. Recently, argentine authorities restarted negotiations with the IMF in order to sign a new program. Negotiations will include not only usual matters -such as fiscal and monetary targets, renegotiation of utilities’ contracts and tax reform- but also the need of a solution to hold-out creditors.

Forecasts about economic growth in 2005 are optimistic, encouraged by the high participation rate in the public debt exchange. Private analysts estimate that GDP will grow around 6.5% in 2005. However, we cannot predict future macroeconomics events in Argentina or in the rest of the world, but expect for domestic operations to continue being adversely affected by economic and political events in Argentina.

Results of Operations

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2004	2003	2002
	(percentage of net sales)
Net sales	100.0%	100.0%	100.0%
Cost of sales	(46.2)	(44.3)	(50.6)

Gross profit	53.8	55.7	49.4
Administrative expenses	(2.2)	(2.1)	(2.4)
Selling expenses	(7.0)	(6.6)	(6.3)
Exploration expenses	(1.9)	(1.6)	(1.4)

Operating income	42.5	45.4	39.3

As mentioned in “Critical Accounting Policies—Discontinued operations” above in this item 5, during the year ended December 31, 2004, YPF Holdings Inc. and YPF International S.A. sold their interests in Global and in YPF Indonesia Ltd., respectively. Financial statements presented for comparative purposes were restated to give retroactive effect to the mentioned divestitures. As a consequence, Global and YPF Indonesia Ltd. results were disclosed in “Income (Loss) on discontinued operations” account of the statement of income.

Net Sales

Net sales for the year ended December 31, 2004 were Ps. 19,931 million compared to Ps. 17,514 million in 2003, an increase of 14%. This increase mainly reflects stronger international oil and refined products prices, partially offset by higher withholdings of hydrocarbon exports and higher discounts due to inferior oil quality, an increase in international costs of freight, a decrease of crude oil volume sold, due to lower production, as well as an increase in domestic prices of diesel, propilyne and natural gas.

Net sales for the year ended December 31, 2003 were Ps. 17,514 million compared to Ps. 17,050 million in 2002, an increase of 3%. This increase mainly reflects a rise in domestic retail prices caused by the devaluation of the peso and inflation, an increase in sales of natural gas, reflecting both higher domestic demand and higher export sales, as well as an increase in crude oil prices during 2003. This was partially offset by lower crude oil production as well as a decrease in revenues in pesos from export sales due to the appreciation of the peso against the dollar.

Cost of Sales

The cost of sales in 2004 was Ps. 9,212 million, compared to Ps. 7,756 million in 2003, an increase of 19% mainly due to higher purchases of crude oil and natural gas, royalties, depreciation and other production cost.

The cost of sales in 2003 was Ps. 7,756 million, compared to Ps. 8,626 million in 2002, a decrease of 10%.

Operating Income

Operating income in 2004 was Ps. 8,471 million compared to Ps. 7,955 million in 2003, which represents an increase of 6%. This increase was mainly due to the higher international prices that increase refined products exports sales margins.

Operating income in 2003 was Ps. 1,259 million higher compared to Ps. 6,696 million in 2002, representing an increase of 19%. Operating income was positively affected in 2003 mainly due to an improvement in Refining and Marketing operating margins.

Other Expenses

Other expenses net increased to Ps. 1,012 million in 2004 from Ps. 152 million in 2003, mainly reflecting an increase in provisions related to pending lawsuits, environmental issues and other contingencies. The most significant contingencies are described in Item 8, “Legal Proceedings”.

Other expenses net were lower in 2003 compared to Ps. 245 million of 2002, mainly reflecting a decrease in write-offs of unrecoverable receivables, partially offset by an increase in provisions related to pending lawsuits.

Financial income (expense), net and holding gains

In 2004 financial income net was Ps. 138 million compared to an expense net of Ps. 50 million in 2003. The increase in financial income reflects an increase in holding gains on inventories due to higher production cost.

In 2002 financial expense net was Ps. 2,991 million. The significant decrease in financial expenses reflect the stabilization of the peso/dollar exchange rate during 2003 which had negatively impacted our results in 2002, as all of our financial debt is denominated in dollars. Also contributing to the decrease in financial expense was a decrease in interest expenses, reflecting the reduction in our debt during 2003 as well as the appreciation of the peso against the dollar.

Taxes

Income tax expense during 2004 was Ps. 3,017 million compared to Ps. 3,290 million in 2003. The effective income tax rate for 2004 and 2003 was 38.22% and 41.55%, respectively, compared to the statutory income tax rate of 35%. The significant increase in the effective tax rate above the statutory rate is primarily due to the non-recognition for tax purposes of higher depreciation expenses that resulted from the restatement in constant Argentine pesos of fixed assets and inventories. Income tax expense in 2002 amounted to Ps. 58 million, due to low tax earnings, which did not include, among others, translation of gains of foreign assets.

Net Income

Net income for 2004 was Ps. 4,876 million compared to Ps. 4,628 million in 2003, an increase of 5%. This increase mainly reflects the increase of 6% in operating income and lower financial expenses, partially offset by the increase in other expenses net, as well as income from the sale of discontinued operations of Ps. 139 million.

Net income for 2003 was Ps. 1,012 million higher compared to Ps. 3,616 million in 2002, mainly due to lower financial net losses, higher operating income, partially offset by an increase in income tax expense of Ps. 3,232 million.

Results of Operations by Business Segment

The tables below set forth YPF’s net sales and revenues and operating income by business segment for 2004, 2003 and 2002, as well as the percentage changes in revenues for the periods shown.

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of pesos)
Net sales and revenues
Exploration and Production	13,796	12,138	13,002	13.66%	(6.65)%
Refining and Marketing	15,808	14,667	14,396	7.78%	1.88%
Chemical	2,146	1,553	1,583	38.18%	(1.90)%
Natural Gas and Electricity (1)	577	418	347	38.04%	20.46%
Corporate and others	266	236	463	12.71%	(49.03)%
Consolidation adjustments	(12,662)	(11,498)	(12,741)

Total	19,931	17,514	17,050	13.80%	2.72%

	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
	(millions of pesos)
Operating income
Exploration and Production	6,878	6,182	6,666	11.26%	(7.26)%
Refining and Marketing	1,324	1,527	(126)	(13.29)%	N/A
Chemical	564	387	340	45.74%	13.82%
Natural gas and Electricity (1)	262	180	137	45.56%	31.39%
Corporate and others	(430)	(311)	(300)	38.26%	3.67%
Consolidation adjustments	(127)	(10)	(21)

Total	8,471	7,955	6,696	6.49%	18.80%

(1)	Natural gas sales are recorded in Exploration and Production segment.

Transactions with Controlled Companies

In the ordinary course of the company’s business, the company maintains purchases, sales and financing transactions with related parties, as mentioned in Note 7 to the Consolidated Financial Statements.

Exploration and Production

Exploration and Production net sales during 2004 were Ps. 13,796 million compared to Ps. 12,138 million in 2003, an increase of 14%. Net crude oil sales increased Ps. 1,099 million mainly as a consequence of higher international oil prices used to determine internal transfer prices, partially offset by a reduction in sales volumes, due to a lower crude oil production. Additionally, during 2004 there was an increase of Ps. 480 million in natural gas sales due to higher industrial prices and an increase in production, as well as a natural gas liquids sales increase of Ps. 79 million.

Due to higher operating expenses, primarily withholdings, depreciation, preservation, repair and maintenance and crude oil and natural gas purchases, Exploration and Production operating income increased 11%, to Ps. 6,878 million compared to Ps. 6,182 million in 2003.

Crude oil, condensate and natural gas liquids production during 2004 decreased to 399 thousand barrels per day compared to 430 thousand barrels per day obtained in 2003. Natural gas production during 2004 increased to 1,926 million of cubic feet per day from 1,767 million of cubic feet per day in 2003.

Exploration and Production net sales during 2003 were Ps. 12,138 million compared to Ps. 13,002 million in 2002, which represents a decrease of 7%. Net crude oil sales decreased Ps. 1,167 million mainly due to a reduction in sales volumes compared to 2002, reflecting lower crude oil production and a decrease in revenues in pesos due to the appreciation of the peso. This was partially offset by an increase in natural gas sales of Ps. 247 million, which demand increased due to stable prices in pesos which have remained frozen since 2001, leading to an increase of residential and industrial consumption, automobile fuel consumption and thermal generation of electricity.

Crude oil, condensate and natural gas liquids production during 2003 decreased to 430 thousand barrels per day compared to 442 thousand barrels per day obtained in 2002, mainly as a result of the sale of production assets in Bolivia and a lower crude oil production in Argentina. Natural gas production during 2003 increased to 1,767 million of cubic feet per day compared to 1,545 million of cubic feet per day in 2002.

Exploration and Production operating income decreased 7% to Ps. 6,182 million compared to Ps. 6,666 million in 2002. This decrease mainly reflects a decrease of 7% in net sales during 2003.

Refining and Marketing

Net sales in 2004 were Ps. 15,808 million, an 8% increase compared to Ps. 14,667 million in 2003, mainly as a result of higher exports prices of refined products, partially offset by lower sales volumes of gasoline and diesel in the international market, and an increase in exports withholdings. Sales volumes of diesel in the local market were higher than 2003 in order to supply local demand, while prices remainded significantly lower than export prices.

Operating income in 2004 was Ps. 1,324 million, a 13% decrease compared to Ps. 1,527 million in 2003, mainly reflecting a higher cost of crude oil purchased to the Exploration and Production segment and a higher refining cost. Refining cost per barrel in 2004 was Ps. 7.2, compared to Ps. 6.3 in 2003, a 14% increase.

Refinery throughput in 2004 reached 298 thousand barrels per day, representing a utilization rate of 93%. Processing capacity was 319.5 thousand barrels per day during 2004.

Net sales in 2003 were Ps. 14,667 million, a 2% increase compared to Ps. 14,396 million in 2002, mainly as a result of higher domestic prices, partially offset by lower revenues in pesos from foreign sales as a result of the appreciation of the peso. Sales volumes of gasoline and diesel in the local market decreased 10% and 4% respectively, partially offset by an increase of export sales of diesel and fuel oil.

Operating income in 2003 was Ps. 1,527 million, compared to an operative loss of Ps. 126 million in 2002, mainly as a result of better margins in the domestic market, principally diesel, gasolines and LPG. Refining cost per barrel in 2003 was Ps. 6.3, compared to Ps. 6.1 in 2002, an 8% decrease.

Refinery throughput in 2003 reached 306 thousand barrels per day, representing a utilization rate of 93%. Processing capacity decreased to 319 thousand barrels per day during 2002 due to modifications made at the Luján de Cuyo refinery.

Chemical

Net sales during 2004 were Ps. 2,146 million compared to Ps. 1,553 million in 2003. This increase mainly reflects a strong increase in sales volumes, primary exported, due to the methanol production record reached, which was 12% higher than in 2003.

Operating income in 2004 was Ps. 564 million, an increase of 46%, compared to Ps. 387 million in 2003. This increase reflects higher sales volumes and higher Profertil operating income, which achieved a substantial improvement in operations. Otherwise, the increase in the production was accompanied by an increase in urea’s international prices, which reached its highest level since 1995.

Net sales during 2003 were Ps. 1,553 million compared to Ps. 1,583 million in 2002. This decrease reflects the effect of a 26% decrease in average sales prices in pesos partially offset by the increase in sales volumes of petrochemicals and derivative products.

Operating income in 2003 was Ps. 387 million, an increase of 14%, compared to Ps. 340 million in 2002. This increase reflects higher margins in basic petrochemicals and derivative products such as urea and methanol which reached record production levels in 2003. Also contributing to the increase in operating income were higher margins from fertilizers produced by Profertil, basically drived by a reduction in the consumption of natural gas.

Natural Gas and Electricity

Net sales during 2004 were Ps. 577 million compared to Ps. 418 million in 2003, an increase of 38%.

Operating income in 2004 was Ps. 262 million, an increase of 46% compared to Ps. 180 million in 2003. This increase come from margins obtained by Compañía Mega, due to higher ethane, LPG and natural gasoline prices obtained during 2004.

Net sales during 2003 were Ps. 418 million compared to Ps. 347 million in 2002. This increase reflects the effect of a 17% increase in sales volumes of Compañía Mega as well as higher prices obtained during 2003.

Operating income in 2003 was Ps. 180 million, an increase of 31% compared to Ps. 137 million in 2002, reflecting the increase in sales prices.

Liquidity and Capital Resources

Financial Condition

Total net debt outstanding as of December 31, 2004 was US$ 648 million (Ps. 1,930 million), consisting of short-term debt (including the current portion of long-term debt) of US$ 83 million (Ps. 246 million) and long-term debt of US$ 565 million (Ps. 1,684 million). As of December 31, 2004, almost all of our debt was denominated in U.S. Dollars. The main operations with derivatives are detailed in “Item 11: Quantitative and Qualitative Disclosures about Market Risk.”

Since September 2001, YPF has repurchased certain of its publicly-traded bonds in open market transactions on an arms-length basis. YPF has repurchased approximately US$ 278 million of its outstanding bonds, which have not been cancelled and remain in its investment portfolio. YPF may from time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF’s own judgment the market conditions are attractive.

Our current financing policy is to use cash flows provided by operating activities to fund both investing and operating activities, as well as to settle outstanding financial liabilities.

Net cash flow provided by operating activities was Ps. 8,515 million in 2004, compared to Ps. 7,417 million in 2003, an increase of 15%. This increase was principally due to the increase in operating income (excluding depreciation and unproductive exploratory drillings) mainly due to the higher international prices that increase refined products exports sales margins compared to 2003. Net income was Ps. 4,876 million in 2004 compared to Ps. 4,628 million in 2003, which represents an increase of Ps. 248 million. Additionally, changes in working capital increased operating cash flow by Ps. 332 million in 2004.

The principal uses of cash in investing and financing activities in 2004 included Ps. 2,867 million in fixed assets acquisitions, Ps. 5,310 million for dividends paid, Ps. 980 net repayments of outstanding loans; the principal cash provided by these activities included Ps. 244 million from the sale of discontinued operations. In 2003 the principal uses of cash from investing and financing activities included Ps. 2,418 million in fixed assets acquisitions, Ps. 2,990 million for dividends paid and Ps. 1,516 million for net repayments of outstanding loans.

The following table sets forth information with regard to our commitments for the periods indicated below with regard to our debt:

	Expected Maturity Date
	2005	2006	2007	2008	2009	Thereafter	Total
	(million of Ps.)
Debt	246	149	665	77	456	337	1,930

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program of up to US$ 700 million. The Board of Directors was authorized in order to determine terms, conditions and characteristics of each issuance, in the case of eventually financial needs.

Contractual Obligations

The following table sets forth information with regard to YPF’s commitments under commercial contracts for the years indicated below, as of December 31, 2004:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(million US$)
Contractual Obligations
Debt	648	83	273	179	113
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	350	84	114	77	75
Purchase Obligations (1)	2,162	384	408	347	1,023
Purchases of services	1,120	131	213	173	603
Purchases of goods	1,042	253	195	174	420
LPG	20	10	7	2	1
Electricity	241	26	52	45	118
Natural gas	202	156	17	12	17
Steam	131	10	20	20	81
Others	448	51	99	95	203
Other Liabilities (2)	2,012	1,481	287	79	165

Total	5,172	2,032	1,082	682	1,376

(1)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using YPF’s best estimates.
(2)	Contingent liabilities, which amount to US$ 345 million, are not included in the contractual obligations table above, as the Company based on the evidence available to date, cannot reasonably estimate the settlement date such contingencies may become due.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(million US$)
Sale Commitments
Crude oil sales	332	89	178	65	—
Natural Gas sales	7,561	857	1,412	1,235	4,057
LPG sales	2,758	226	429	424	1,679
Other petroleum and petrochemical product sales	1,354	500	767	80	7
Services	278	49	63	40	126

Total	12,283	1,721	2,849	1,844	5,869

YPF has additional commitments under derivatives contracts and guarantees. For a discussion of these additional commitments see “Item 11: Quantitative and Qualitative Disclosures About Market Risk” and “—Guarantees Provided” below.

Transactions With Unconsolidated Variable Interest Entities

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$ 381 million in 1996, US$ 300 million in 1998 and US$ 383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and taken to income as the physical deliveries are made over the term of the contracts. As of December 31, 2004, the amount of FOS customer advances recorded on our consolidated balance sheet was Ps. 898 million (US$ 302 million). The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligations to deliver crude oil under the 1998 and 2001 agreements will continue through June 2008 and December 2008, respectively.

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

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF’s exposure derives from various crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil. See “Item 11—Quantitative and Qualitative Disclosure about Market Risk—Commodity Price Risk—Crude Oil Price Swaps”, and “Item 7—Major Shareholders and Related Party Transactions.” See Note 13(l) to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

The following provides an overview of the outstanding FOS transactions:

	FOS II	FOS III(2)
Date	June 24, 1998	December 31, 2001
Net proceeds (1)	US$ 299,967,289	US$ 382,693,787
SPE	Oil Enterprises Ltd.	Oil International Limited
SPE Debt	US$ 315 million 6.239% notes	US$ 200 million 3.98% notes/ US$ 162.7 million 3.90% notes
Purchaser	Morgan Guaranty Trust	Morgan Stanley Capital Group Limited (UK)
Marketer	YPF	Repsol YPF Trading & Transport, S.A.
Guarantee/hedge	Oil Price Hedge Agreement/ Default Insurance	Oil Price Hedge Agreement/ Contingent Supply Agreement/ Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,985	24,105,532
Average crude oil barrels per month	201,126	287,054
Term of transaction	10 years	7 years

(1)	The total sale amount under each FOS transaction is as follows: FOS II US$ 310,587,895 and FOS III US$ 400,000,000. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the term of each transaction.
(2)	The original FOS III debt was refinanced in December 2002 and further refinanced in February 2003.

Repsol YPF has guaranteed various of YPF’s obligations under the FOS III structure through a contingent supply agreement. Under the contingent supply agreement, Repsol YPF may be required to make up for any shortfall in the crude oil deliveries that YPF is required to make under the forward oil sale agreement. Additionally, if certain events of default occur under the contingent supply agreement, including failure to make up for YPF’s delivery shortfalls, Repsol YPF may be required to deliver at one time all the crude oil that YPF was to deliver during the life of the forward oil sale agreement. If Repsol YPF is not able to deliver the amount of barrels not delivered by YPF, then Repsol YPF will be required to pay in cash an amount equivalent to the barrels of crude oil not yet delivered. Repsol YPF may also be required to deliver similar amounts of crude oil or pay similar amounts in cash if YPF decides to terminate the forward oil sale agreement and is not able to satisfy the amounts due and unpaid by YPF. The contingent supply agreement includes cross-default provisions that may be triggered if an event of default occurs with respect to the indebtedness of Repsol YPF or certain of its subsidiaries equal to or exceeding US$ 30 million. Under the contingent supply agreement, Repsol YPF has also agreed to indemnify the FOS III special purpose entity for certain taxes it may be required to reimburse to the holders of the notes issued by the special purpose entity and for any make-whole premium it may be required to pay in case of early redemption of those notes. Also in connection with FOS III, Repsol YPF has guaranteed YPF’s obligations under the crude oil swap agreement related to FOS III.

In December 2002, FOS III was refinanced through the issuance of two series of notes by a new special purpose entity. One of the series was guaranteed by a default insurance policy issued by a third-party insurer. The proceeds from the insured and the uninsured notes were used to repay the original debt of the FOS III special purpose entity issued in December 2001 and to repurchase its preferred shares. The underlying oil supply contracts were assigned to the new special purpose entity. In February 2003, the new special purpose entity retired and replaced the uninsured notes by issuing a second series of insured notes guaranteed by a different third-party insurer. Repsol YPF has agreed to reimburse each insurer for any payment made under any of the default insurance policies covering the notes and has also guaranteed the special purpose entity’s obligations in connection with such insurance policies. Repsol YPF has also provided indemnities and warranties to the underwriter of the notes. Neither Repsol YPF nor any of its affiliates received any proceeds from a third party or recognized any income as a direct result of this refinancing.

The third-party insurer guaranteeing the series of FOS III insured notes issued in December 2002 is also a reinsurer of the insurance policy issued under FOS II. As part of the refinancing of FOS III, Repsol YPF agreed to reimburse this third-party insurer for any payment made by it as reinsurer in connection with the FOS II default insurance policy.

YPF’s monthly crude oil delivery obligations under the FOS transactions represent 4.80% of its monthly production as of December 31, 2004. Total remaining crude delivery obligations under the FOS transactions represent 18.12% of YPF’s 2004 crude oil production and 10.64% of Repsol YPF’s crude oil annual production. If YPF is not able to deliver the required number of barrels from its own production, YPF may be required to purchase oil of similar quality in the open market.

As described in Item 8, “Legal proceedings” on March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS I and FOS II transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings.

Covenants in YPF indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses.

In the event of a default under any series of our bonds, the trustee, at its sole discretion or at the request of the holders of at least one fifth or one quarter of the bonds, depending upon the series, can declare the bonds of that series to be due and payable.

With respect to bond issuances totalling US$ 437 million, YPF has agreed to clauses including, among others, to pay all amounts due on maturity and, subject to certain exceptions, not to establish liens or charges on its assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on all the debentures.

Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to the payment of principal of or interest on indebtedness equal to or exceeding US$ 20 million.

As a result of these cross-default provisions, a default on the part of YPF or any of our consolidated subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. YPF believes that none of its debt or that of any of its consolidated subsidiaries is currently in default.

Credit Rating

On October 21, 2003, FITCH raised YPF’s long-term debt to BB. YPF’s long-term debt continues to be rated as “B1” by Moody’s and as “BB” by Standard & Poor’s. The outlook or rating watch for YPF at each of these rating agencies is currently set at “stable” by Standard & Poor’s, Fitch IBCA and Moody’s (which upgraded it from “negative” on October 20, 2003). A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing credit facilities, or obtaining access to new ones in the future. In the past, our main sources of liquidity have been our cash flows from operations, bank financings, issuances of debt securities and the proceeds from our divestment plan. Any future downgrades will not preclude us from using any of our existing credit lines.

Guarantees Provided

As of December 31, 2004, YPF had provided the following guarantees:

YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and PBBPolisur S.A. for approximately US$ 54 million, US$ 65 million and US$ 7 million, respectively, and for the financing of the expansion of the PBBPolisur S.A. plant, for approximately US$ 146 million. As of December 31, 2004, YPF sold its interest in PBBPolisur S.A., which sale closed in January 2005. As a result of the sale, YPF’s guarantees in respect of PBBPolisur S.A.’s obligations were cancelled.

YPF pledged all of its shares of capital stock in Mega and Profertil, and committed, among other things, to maintain its interests in these companies until December 31, 2004 and December 31, 2010, respectively, as required by the corresponding financing agreements. Furthermore, YPF signed a guarantee in relation to the financing activities of Mega for an amount of approximately US$ 13 million. As of December 31, 2004, Mega had fully paid the debt covered by the guarantee, and the bank has been asked to cancel the guarantee before 2005 year end.

YPF may from time to time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF’s own judgment the market conditions are attractive.

Capital Investments and expenditures

Capital investments in 2004 totaled approximately Ps. 3,052 million. The table below sets forth YPF´s capital expenditures and investments by activity for each of the years ended 2004, 2003 and 2002.

	(In millions of Pesos)
	2004		2003		2002
		%		%		%
Capital expenditures and investments
Exploration and Production	2,477	81	2,338	90	2,396	79
Refining and Marketing	434	14	180	7	298	12
Chemical	86	3	47	2	148	7
Natural Gas and Electricity	3	—	4	—	150	—
Corporate and other	52	2	39	1	47	2

Total	3,052	100%	2,608	100%	3,039	100%

Future capital expenditures and investments

YPF has projected investments for 2005 to be approximately US$ 1,068 million. Figures are disclosed in U.S. dollars as they are mainly budgeted and incurred in this currency. The broken down by business segments as follows:

2005
(millions of US$)
Future Capital investments and Expenditures
Exploration and Production	788
Refining and Marketing	195
Chemical	60
Natural Gas and Electricity	7
Corporate and other	18

1,068

YPF expects to finance its 2005 capital expenditure budget mainly through cash from operations and from the Notes Program approved in the Shareholders’ Meeting held on April 19, 2005, as mentioned in “Financial Condition” above. Actual capital investments and exploration expenditures may differ from these estimates.

Research and Development

Research and development activities are managed by Repsol YPF. Consequently,. YPF has no research and development expenditures. Repsol YPF intends to continue developing its potential for technological innovation consistently with its business growth. Repsol YPF’s research and development activities are aimed to both develop new products and production processes in areas where using proprietary technology provides a competitive advantage, and to provide the necessary support to incorporate technological improvements to existing products and processes. The goal is the continuous search for excellence in product quality and production costs. Repsol YPF also undertakes longer-term and riskier projects to evaluate the future potential of new technologies.

With these objectives in mind, in 2002 Repsol YPF opened its technology center in Móstoles (Madrid), one of the best technology centers in the international energy industry and which clearly reflects Repsol YPF’s commitment to research and development. This center houses all of Repsol YPF’s Research and Development and Technical Assistance facilities that were previously scattered throughout Spain. This center offers our researchers state-of-the-art facilities in terms of safety and health and environmental care, which are functional and flexible enough to undertake changes and development of future applications.

Projects in Exploration and Production have focused principally on increasing oil recovery in oil fields, reducing production costs and minimizing the environmental impact of our operations.

Off-Balance Sheet Arrangements

YPF has entered into certain off-balance sheet arrangements, as described in “Item 5: Transactions With Unconsolidated Variable Interest Entities, Guarantees Provided and Contractual Obligations.

ITEM 6. Directors, Senior Management and Employees

Board of Directors

Currently, YPF’s Board of Directors consists of the following directors:

Name	Position	Class of Shares Represented	Director Since	Term Expires
Antonio Brufau Niubo	Chairman and Director	D	2004	2007
Enrique Locutura	Executive Vice Chairman and Director	D	2005	2007
Jorge Horacio Brito	Director	D	2004	2007
Carlos de la Vega	Director	D	1993	2007
Eduardo Elsztain	Director	D	2005	2007
Federico Mañero	Director	D	2005	2007
Miguel Madanes	Director	D	1993	2007
Carlos Alberto Olivieri	Director	D	2002	2007
Alejandro Quiroga López	Director	D	2004	2007
José María Ranero Díaz	Director	D	2001	2007
Luis Pagani	Director	D	2005	2007
Carlos Bruno	Director	D	2005	2007
Javier Monzón	Director	D	2005	2007
Ernesto Dardis	Director	A	2004	2006

Executive Officers

The President of the Board of Directors, who, according to the by-laws of YPF, must be a Class D director, is elected by the Board of Directors to serve for a term not to exceed his term as director; all other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

The current executive officers of YPF, their respective positions and the years they were appointed as executive officers are as follows (as reported to the local regulatory authorities):

Name	Position	Executive Officer Since
Enrique Locutura	Chief Executive Officer	2005
Gonzalo López Fanjul	Director of E & P	2004
Alfredo Pochintesta	Director of Marketing	2005
Alejandro Quiroga López	Director of Legal Affairs	2001
Francisco Javier Macián	Director of Human Resources	2005
Fabián Falco	Director of Communication and External Relations	2001
Carlos Alberto Olivieri	Chief Financial Officer	2002
Jesús Guinea	Director of Refining and Logistic	2005
Rafael López Revuelta	Director of Chemicals	2005
José Manuel Gallego	Director of Resources	2005
Alicia Schammah	Director of Management Control	2005

Supervisory Committee

The by-laws provide for a Supervisory Committee consisting of three members and three alternates members, elected to one-year terms. The holders of Class D Shares will elect two members and two alternates and the remaining member and alternate will be elected by the holders of Class A Shares, as long as one share of such class remains outstanding.

Under the by-laws, meetings of the Supervisory Committee may be called by any member and require the presence of three members, and decisions may be made by a majority of such members. Under Argentine law, the functions of the Supervisory Committee include attending all meetings of the Board of Directors, overseeing the management of YPF, preparing a report to the shareholders on YPF’s financial statements, attending shareholders’ meetings and providing information upon request to holders of at least 2% of YPF’s capital stock. The current members of the Supervisory Committee, the year they were appointed and the year their term expires are as follows:

Name	Class of Shares Represented	Member Since	Term Expires
Mario E. Vázquez	D	1993	2006
Juan A. Gelly y Obes	D	2005	2006
Mariano A. de los Heros	A	2005	2006

Director’s outside business interests and experience

Antonio Brufau Niubo

Graduate in Economics from the University of Barcelona, he began his professional career at Arthur Andersen, where he became Partner and Director of Auditing. In 1988, he joined La Caixa as Deputy Managing Director and, from 1999 to 2004, held the position of Managing Director for the La Caixa Group.

Appointed Chairman of the Gas Natural Group in July 1997, he served as a member of the Repsol YPF Board of Directors from 1996 until becoming Chairman and CEO of Repsol YPF on 27 October 2004, which position he currently holds. He is also Vice Chairman of the Gas Natural Group.

During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, the CaixaBank France and CaixaBank Andorra. In July 2002, he was designated Chairman of Barcelona’s Círculo de Economía and, since March 2003, is the only Spanish member of the Executive Committee of the International Chamber of Commerce (ICC).

Enrique Locutura

Graduate as Mine Engineer at the Escuela Técnica Superior de Ingenieros de Minas of Madrid. In 1972, he joined the Empresa Nacional del Petróleo (ENPTASA) in Tarragona, now a member of the Repsol YPF Group. He has held high positions with ENPETROL, CAMPSA, CLH and Repsol YPF. He played an active role in the creation of Gas Natural SDG, which emerged from the companies of Catalana de Gas and Gas Madrid. He was the Manager of Petronor and, in June 2003, was named Manager of Gas Natural SDG representing Repsol YPF, which position he held until he was appointed Executive Director of Argentina, Brazil and Bolivia in Repsol YPF

Jorge Horacio Brito

Graduate as Engineer at UCA University. President of Banco Macro Bansud S.A.; President of Sud Valores S.A. Sociedad de Bolsa. President of the Asociación de Bancos de Argentina ( ABA) and member of the Board of Directors of various financial corporations.

Carlos de la Vega

Director of La Caja ART since 1996. Since April 2003 he is President of the Argentine Chamber of Commerce of which he also was President from 1988 to 1993. A former member of the Board of Directors and Director of Institutional Relations of Ciba-Geigy Argentina until 1996.

Eduardo Elsztain

Chairman and founder of Consultores Asset Management, a portfolio management firm in emerging countries; Chairman of the Board of Directors of the following companies: IRSA Inversiones y Representaciones S.A., an Argentine real estate company listed on the New York Stock Exchange; Alto Palermo S.A. (APSA), a real estate company that specializes in shopping centers and listed on Nasdaq; and, Cresud, a pure agriculture company also listed on Nasdaq. He is also Vice Chairman of Banco Hipotecario S.A. and the Chairman of the BACS: Banco de Crédito & Securitización. He is a member of the Asociacion Empresaria Argentina (AEA), as well as of the Group of Fifty and the World Economic Forum. Chairman of the IRSA Foundation.

Federico Mañero

Obtained Diploma in Law. President of C&GE (Comunicación y Gestión de Entornos), has more than twenty-five years of experience in managerial and consulting positions, Organizations and Private, Public and Politic Projects. Expert in Strategic Positioning and Corporate Communication, he has an international profile with professional activities in more than fifty countries and strong relations with Latin America. Founder of various non-profit Projects and Organizations like Solidaridad Internacional, Programa de Cooperación Iberoamericana en Temas de Juventud (OIJ, Organismo Iberoamericano de Juventud) and Movimiento por la Paz, el Desarme y la Libertad (MPDL). Regular collaborator with the Fundación Salvador Allende, Fundación Progreso Global and UNICEF. Native speaker in Spanish and French.

Miguel Madanes

Graduate as Industrial Engineer from the University of Buenos Aires. President of Nuem S.A.; President of Pentex S.A.; CEO of FATE S.A., 1976-1993; CEO of ALUAR S.A. 1978-1993; Member of the Government’s Privatization Committee, 1989-1990; Member of the Board of Directors of YPF, 1991-1992; Member of the Audit Committee of YPF S.A. from 1993 to 1995 and since 2003; Executive Vice President of YPF S.A. 1995-1997; Chairman of the Board of Directors of YPF. 1997-1998; He was Vice President of the Board of Directors of YPF, 1998-1999.

Carlos Alberto Olivieri

He is a Certified Public Accountant and a professor at Cema University and at Di Tella in Argentina as well as an invited fellow of Michigan University. Chief Financial Officer (CFO) of YPF. He has been associated with YPF since 1993 when he was appointed Vice President and General Controller. From 1999 to 2002, he was CFO of Quilmes Industrial S.A. and returned to YPF in September 2002. He was member of the Board of Directors of the Central Bank (1991) and Aerolìneas Argentinas S.A. from 1991 to 1992.

Alejandro Quiroga López

Graduate as Attorney. Professor of Commercial Law at Cema University. He is Director of Legal Affairs of YPF; Former partner of the law firm of Nicholson & Cano. Foreign Associate at Davis, Polk & Wardwell; Former Sub Secretary of Banking & Insurance at the Ministry of Economy of Argentine.

José María Ranero Díaz

Graduate as Mine Engineer at the Escuela Técnica Superior de Ingenieros de Minas of Madrid. Country Manager of Repsol YPF in Argentina and General Manager of YPF since October 2000. President of Caveant

S.A., Repsol YPF GAS S.A. and Poligas Luján S.A.C.I., Vice President of A-Evangelista S.A. In 1996, he was appointed President of Astra CAPSA and EG3. From 1990 to 1996, he held different managerial positions in Repsol YPF Exploration and Production business

Luis Pagani

Graduated at Universidad Nacional de Córdoba (Argentina) as a National Public Accountant, and completed a coursework in Marketing in New York University. President and CEO of Arcor Group (1993); since 2002 President of the Asociación Empresaria Argentina (AEA); Director of Praxair S.A. (2002); Secretary to Fundación Carolina de Argentina (2003); Vice President of the Argentine-Mexican Chamber of Commerce; Director of Bimbo S.A. (2004).

Carlos Bruno

Received his degree in Architecture from the University of Buenos Aires. President and co-founder of the CENIT (Centro de Investigaciones para la Transformación). Has participated in the creation of the Center of International Economy while being a member of the Ministry of Foreign Relations. Under Secretary of Economic Integration and Secretary of International Economy Relations (1984-89). Appointed Ambassador V with the Senate’s approval, his areas of expertise are International Economic Relations and International Trade.

Javier Monzón

Graduate as economist. Chairman & CEO of INDRA. He has a finance and management background and has held, among others, the following positions: Corporate Banking Director in CAJA MADRID; CFO, Executive Vice President & member of the Executive Committee in TELEFONICA, as well as Chairman & CEO of Telefonica International; Worldwide partner in ARTHUR ANDERSEN & Managing Partner of Corporate Finance Consulting Services and President of Alpha Corporate in Arthur Andersen Spain. He has also been and presently is board member of different companies, foundations and entrepreneurial organizations.

Ernesto Dardis

Graduate as Hydraulic Engineer. A Director of YPF since 2004 representing the National Government. Since 2004 he is the Secretary of Production at the Ministry of Economy and Public Works of the province of Santa Cruz; prior to that from 1994-2003 he was Provincial Director of Energy and from 1991-1994 he was General Director of the Energetic Administration.

Executive Officer’s business experience and functions within YPF

Gonzalo López Fanjul

Graduate as Mine Engineer. Director of the Exploration and Production of YPF; Member of the Upstream Chamber of the Oil Industry in Argentina and President of the Argentine Oil and Gas Institute; Comahue Branch (Neuquén); previously, he was Director of the Neuquén Regional Offices for Exploration and Production.

Alfredo Pochintesta

Graduate as Certified Public Accountant. General Director of Repsol YPF LPG Business for Latin America. A former Director of the ElectroGas Division in the Astra Group.

Francisco Javier Macián

Graduate as Attorney. Director of Human Resources of YPF; Director in Industrial Relations in the head office of Repsol Petroleo S.A.; Director of Human Resources in Repsol Comercial de Productos Petroliferos S.A.; Director of Human Resources for Refining & Marketing for Europe and for Company Services in Repsol YPF.

Fabián Falco

Director of Communication and External Relations of YPF since 2001. A former Director of External Relations and Corporate Marketing of Aguas Argentinas. A former Director of External Communications and Press of Bridas, S.A.

Jesús Guinea

A Doctor in Mining Engineer (Polytechnic University of Madrid), Graduate in Economics and Business Sciences, (Madrid “Complutense” University) and Graduate in Law (U.N.E.D.). Director of Refining and Logistics of YPF and Director of Production and Logistics of Repsol Chemicals. Previously he was Director of Refining for Argentina.

Rafael López Revuelta

Graduate as Chemical Engineer from Universidad Complutense of Madrid and MBA from IESE. Madrid. Former, Director in different areas at Repsol YPF since 1988.

José Manuel Gallego

Graduate as Economist. Was Director of Human Resources in the Corporate Divisions and GNL business. Former Director of Corporate Services in Peru.

Alicia Schammah

Graduate as Chemical Engineer (Ph.D) and Postgraduate in Metallurgical Engineering at the Universidad de Buenos Aires. In 1975, she joined YPF at the Petroleum-chemistry Department; having held several important positions within the company ever since. In 2000, she was appointed Director of Planning for Refining and Marketing Latin America. She has been a member of various Boards of Administration and she actively worked in the privatization process of YPF.

The Audit Committee (“Comité de Auditoría”)

National Executive Decree No. 677, (“Regulations for the Transparency of Public Offerings”) dated May 22, 2001, and Resolutions No. 400/02 and No. 402/02 of the National Securities Commission approved regulations regarding the Audit Committee. This regulation also requires that the by-laws or the regulations of the Board of Directors set forth the composition and regulations on the operation of the audit committee. The majority of members of the Audit Committee must be independent directors.

The Audit Committee of the Board of Directors of YPF was created on May 6, 2004 and approved the Regulations that governs the Audit Committee. It is comprised of three directors and three alternates members, each elected to one-year term.

The members of the Audit Committee are: President: Miguel Madanes, Members: Carlos de la Vega and Federico Mañero and Alternative Members: Jorge Horacio Brito, Eduardo Elsztain and Carlos Bruno.

Miguel Madanes met the conditions to be considered an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC. Executive directors may not sit on the Audit Committee. See Section 16A “Audit Committee Financial Expert” for certain additional information.

YPF’s Audit Committee carries out, among others, the following activities:

•	Periodic inspection of the preparation of the financial and economic information of YPF.

•	Reviews and opines with respect to the Board of Directors’ proposal regarding the designation of the external auditors; and the renewal, termination and conditions of their appointment; evaluates internal and external audit work; monitors YPF relationship with the external auditors; and assures their independence.

•	Is informed about any services to be provided by the external auditors.

•	Provides appropriate disclosure, regarding operations in which there exists a conflict of interest with members of the corporate committees or controlling shareholders.

•	Opines on the reasonability of the proposals by the Board of Directors for fees and stock option plans of the directors and administrators of YPF.

•	Verifies compliance with applicable national or international regulations in matters related to behavior in the stock markets.

•	Ensures that the internal Codes of Ethics and Conduct and the stock markets codes, which are applicable to YPF and its subsidiaries, comply with normative demands and are adequate for YPF.

Activities of the Audit Committee

Main activities during 2004. The Audit Committee, which, pursuant to its Regulations, meets as many times as needed, held eight meetings during 2004.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Committee undertook a periodic review of economic and financial information of YPF, supervised the internal financial control systems and oversaw the independence of the external auditors.

Economic and financial information

With the help of the Chief Financial Officer and the external auditors, the Audit and Control Committee analyzed the consolidated annual and quarterly financial statements before they were submitted to the Board of Directors.

In addition, because YPF’s shares are traded on the New York Stock Exchange, pursuant to the laws of the United States, it must submit the Company’s annual financial information to the SEC in an Annual Report on Form 20-F. The Committee reviews such Report before it is submitted to the SEC.

Oversight of the internal control system

In order to supervise the internal financial control systems and ensure that they are sufficient, appropriate and operate efficiently, the Committee oversaw the progress of the annual internal audit, which is aimed at identifying the Group’s critical risks.

Throughout the year, the Committee was informed by the Internal Audit Direction of the most relevant facts and recommendations arising out of its work performed during the year, and the status of the recommendations issued in prior years.

Additionally, is continuing with its effort to bring the internal financial control systems into compliance with the requirements of the Sarbanes Oxley Act (Section 404), which effort began during 2004. Several departments of the organization are involved in this activity, including the Internal Audit Direction. The Committee has been informed of the project’s progress by the management of the Company and the external auditors at meetings held during the year.

Relations with the external auditor

During the year, the Committee maintained a close relationship with the external auditor, which allowed it to make a detailed analysis of the relevant aspects of the audit of the financial statements and obtain detailed information on the planning and progress of the work.

The Audit Committee has evaluated the services provided by the external auditors to the Company for the last Annual Report, which satisfy the condition of independence of the external auditors, as stated by the law and its performance was satisfactory.

Likewise, and as a consequence of this evaluation, the Committee states that has no objections in the case that the General Shareholders’s meeting decides to reelect Deloitte & Co SRL as external auditors authorizing them to approve the financial statements ending December 31, 2005.

Disclosure Committee

In February 2003 YPF created a Disclosure Committee to carry out, among others, the following activities:

•	To monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

•	To direct and coordinate the establishment and maintenance of:

•	Procedures for the preparation of accounting and financial information to be approved and filed by YPF or which is generally released to the markets; and

•	Internal control systems that are adequate and efficient to ensure that YPF’s financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by YPF, are accurate, reliable and clear.

•	Identify risks to YPF’s businesses and activities that are significant and that may affect the accounting and financial information to be approved and filed.

•	To assume the activities that the laws of the United States and the SEC regulations applicable to YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Annual Reports” —SEC Release number 33-8124), in relation to the support for the certifications by YPF’s Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by YPF of adequate procedures and controls for the generation of the information to be included in the annual report on Form 20-F, and other information of a financial nature.

•	To take on activities similar to those stipulated in the SEC regulations for a Disclosure Committee with respect to the existence and maintenance by YPF of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the Argentine stock market authorities (the Comisión Nacional de Valores de Argentina) and other regulators of the stock markets on which YPF’s stock is traded.

•	To review and supervise YPF’s procedures for the preparation and filing of the following information:

•	Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which YPF’s stock is traded.

•	Interim financial reports.

•	Press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders.

•	General communications to the shareholders.

•	Presentations to analysts, investors, rating agencies and lending institutions.

•	To formulate proposals for an “Internal code of conduct on the stock markets” that follows applicable rules and regulations or any other standards deemed appropriate.

The Disclosure Committee is currently integrated by:

Name	Position
Enrique Locutura	Chief Executive Officer
Carlos Alberto Olivieri	Chief Financial Officer
David Esteban	Director Accounting and Administration
Gonzalo López Fanjul	Director Exploration & Production
Jesús Guinea	Director Refining & Logistics
Rafael López Revuelta	Director Chemicals
Alejandro Quiroga López	Director of Legal Affairs
Francisco Javier Macián	Director of Human Resources
Alfredo Pochintesta	Director of Marketing
Fabián Falco	Director of Communication and External Relations
Alicia Schammah	Director Management Control
José Manuel Gallego	Director of Resources
Jorge Genasetti	Director of Internal Audit
Gabriel Leiva	Manager of Administration

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the New York Stock Exchange (NYSE) intended to strengthen corporate governance standards for listed companies.

Because more than 50% of our voting stock is held by another company, Repsol YPF, we would not be required to comply with the following NYSE corporate governance standards: (i) having a majority of independent directors (as defined by the NYSE), (ii) having the corporate governance committee meet certain conditions, and (iii) having a compensation committee meet certain requirements.

Notwithstanding the foregoing, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from U.S. companies under the NYSE listing standards. In compliance therewith, the following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards.

Independence of the Directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Argentinean law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence.

Independence of the Directors on the Audit Committee

In accordance with the NYSE corporate governance rules, a majority of the Audit Committee must be composed of independent directors and, by July 31, 2005, all members of the Audit Committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. The Audit Committee of the Board of Directors of YPF was created on May 6, 2004 and approved the Regulations that governs the Audit Committee. It is comprised of three independent directors and three alternates members, each elected to one-year term.

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentinean law, these committees are not required.

Separate Meetings for Non-management Directors

In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Argentine law, this practice is not required and as such, the independent directors on the Board of Directors of YPF S.A. do not meet outside of the presence of the rest of the directors.

YPF S.A. has adopted a code of ethics and conduct applicable to the Board of Directors and to all employees.

Compensation of Directors and Officers

Argentine law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) with respect to a fiscal year may not exceed 5% of net income for such year if YPF is not paying dividends in respect of such net income, which percentage is increased up to 25% of net income based on the amount of dividends, if any are paid. The compensation of the President and other directors acting in an executive capacity, together with the compensation of all other directors, requires the ratification of an ordinary general shareholders’ meeting as provided by Argentine law. The compensation of the members of the Supervisory Committee is determined by the ordinary shareholders’ meeting.

For the year ended December 31, 2004, the aggregate compensation accrued or paid to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 7.2 million.

During 2004, YPF’s performance-based compensation programs included a Bonus Plan for 1,943 employees.

The Bonus Plan provides for cash to be paid to the participants based on a measurable and specific set of objectives under Repsol YPF’s Management by Objectives program and the results of the review of individual performance. The participants are all YPF employees included at a specific salary level. The participation of each eligible employee in the Bonus Plan ranges from 15% to 55% of such employees’ annual base salary. Bonus percentages are fixed by the President with the approval of the Compensation Committee at the beginning of each calendar year. The total amount of bonuses awarded under the Bonus Plan cannot exceed 90% of the individual maximum participation and will be linked to the company’s net cash flow.

In addition, Ps. 7.3 million was accrued for eligible members of the Board of Directors and officers pursuant to the Selected Deferred Compensation Plan described in Note 9 to the Consolidated Financial Statements.

Employee Matters

As of December 31 2004, YPF had approximately 9,583 employees, including approximately 5,292 employees of the Refining and Marketing business segment, approximately 1,350 employees of the Exploration and Production business segment, approximately 554 employees of the Chemical business segment, and approximately 71 employees of the Natural Gas and Electricity business segment.

Approximately 49% of YPF’s employees are represented by one labor union that negotiates labor agreements with YPF. The current labor agreement has a term of two years and expires in December 2006. YPF considers its current relations with its workforce to be good. See “Item 8: Financial Information—Legal Proceedings” for a description of litigation with certain former employees.

As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990, to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the severance payments required under Argentine labor laws which amounted to Ps. 686 million. In connection with the reduction of its workforce, YPF has received notice of approximately 6,299 lawsuits brought by former employees as of December 31, 2004. A substantial majority of such suits have been brought by former employees who allege that they received insufficient severance payments in connection with their termination, the unsettled YPF stock to former employees, under the Privatization Law (See “Item 4: Information on the Company—History and Development of YPF—Deregulation, Privatization and Recent Developments.”), and various job-related illnesses, injuries, typically seek unspecified relief. The outcome of this type of litigation depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases.

Based on the number and character of the lawsuits already commenced, however, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, management of YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF’s financial condition or future results of operations.

Maxus (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. This company has other noncontributory pension plans for executive officers, select key employees and former employees of the Maxus Group. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service.

The following table provides a breakdown of YPF’s employees by business unit.

Employees by Business Units
Exploration & Production	1,350
Domestic	1,278
International	72
Refining and Marketing	3,029
OPESSA	2,263
Chemical	554
Natural Gas & Electricity	71
Corporate and Other	2,316

Total YPF	9,583

The following table provides a breakdown of YPF’s employees by geographic locations.

Employees by geographic location
Argentina	9,469
Rest of Latin America	47
USA	59
Spain	8

Total YPF	9,583

ITEM 7. Major Shareholders and Related Party Transactions

In November 1992, the Privatization Law became effective. Pursuant to the Privatization Law, in July 1993, YPF completed a worldwide offering of 160 million Class D Shares, representing approximately 45% of YPF’s outstanding capital stock, which had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred approximately 40 million Class B Shares to the provinces, which represented approximately 11% of YPF’s outstanding capital stock, and made an offer to holders of pension bonds and certain other claims to exchange such bonds and other claims for approximately 46.1 million Class D Shares, representing approximately 13% of YPF’s outstanding capital stock. As a result of these transactions, the Argentine government’s ownership percentage of YPF’s capital stock was reduced from 100% to approximately 30%, including shares that had been set aside to be offered to employees of YPF upon establishment of the terms and conditions by the Argentine government in accordance with Argentine law. The shares set aside to be offered to employees represented 10% of YPF’s outstanding capital stock.

The Class A Shares held by the Argentine government became eligible for sale in April 1995 upon the effectiveness of legislation which permitted the Argentine government to sell such shares. A decree issued by the National Executive in connection with the privatization of YPF requires YPF to register sales of Class A Shares and Class B Shares held by the Argentine government and the provinces, respectively, under the States Securities and similar laws in other jurisdictions in which shares of YPF are listed.

Approximately 33.8 million of the Class C Shares, set aside for the benefit of employees in connection with YPF’s privatization, were sold in a secondary public offering in July 1997. These Class C Shares were converted to Class D Shares upon the transfer. See “Item 4: Information on the Company—History and Development of YPF—Deregulation, Privatization and Recent Developments.”

In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF’s shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Share at a price of US$ 44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for the 2.16% YPF’s Class B, C and D Shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra, as of December 31, 2001, Repsol YPF controls YPF through a 99.04% shareholding.

As of May, 2005, there were approximately 223.9 million ADSs outstanding and approximately 111 holders of record of ADSs. Such ADSs represented approximately 56.9% of the total number of issued and outstanding Class D Shares as of April 2005. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 0.28% of the total number of outstanding Class D Shares.

Since Repsol YPF acquired control of YPF, YPF has engaged in various transactions with Repsol YPF. Some of these transactions have involved the transfer of YPF’s ownership interest in some subsidiaries to Repsol YPF at fair market value. The most important asset sales are described in “Item 4: Information on the Company History and Development of YPF Deregulation, Privatization and Recent Developments.”

All material transactions and balances with related parties are included in Note 7 to the Consolidated Financial Statements. The prices of the transactions with related parties approximate the amounts charged by and/or to the Company by unrelated third parties.

ITEM 8. Financial Information

Financial Statements

See Item 18 for our Consolidated Financial Statements.

Legal Proceedings

Argentina

YPF, in the ordinary course of its business, is a party to various actions, including approximately 6,299 lawsuits involving claims of former employees of YPF as of December 31, 2004. See “Item 6: Directors, Senior

Management and Employees—Employee Matters”. The Privatization Law provides that the Argentine government assumes all contingent liabilities arising from events or transactions that had occurred, or acts or operations that had been completed, as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. Based on the aforementioned and on the indemnity from the Argentine government with respect to pre 1991 contingent liabilities, YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF’s financial condition or future results of operations. YPF does not believe that there are any legal or other proceedings pending to which YPF or any of its subsidiaries is a party or of which any of their property is subject which, individually or in the aggregate, could reasonably be likely to result in a material adverse effect on YPF’s business, financial condition or results of operations. Notwithstanding, in addition to the contingencies described in the following paragraphs as of December 31, 2004, YPF has received certain claims for approximately Ps. 592 million, which had not been reserved since management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outcome of such, claims. YPF has also received 148 claims with adverse outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outflows related to such claims.

A reserve totaling Ps. 1,005 million and Ps. 514 million as of December 31, 2004 and 2003, respectively, have been established to afford contingencies which are probable and can be reasonably estimated. In the opinion of Management and its external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of the issuance of these financial statements, of the possible outcome of the mentioned contingencies. The most significant legal proceedings reserved are described in the following paragraphs.

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

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of Ps. 109 million, stated Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (“CNDC”) completed its investigation and charged YPF with abuse of dominant market position during this period. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, YPF’s defense based on the statute of limitations having run should be successful. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, YPF believes that the law applicable to the proceeding is Law No. 22,262 instead of the new

Antitrust Protection Law (No. 25,156). YPF filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations, without deciding in advance on the prescription claimed by YPF; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by YPF on the grounds of lack of majority of the CNDC in passing the objected resolution. Likewise, on August 31, 2004, YPF appealed the resolution passed by CNDC that rejected the claimed prescription. The CNDC accepted the appeal and referred the proceedings to Room II of the National Court of Appeals in Federal Civil and Commercial Matters and thereby prevented the prior intervention of Room B of the National Court of Appeals in Criminal Economic Matters. As of the date of issuance of these financial statements, the mentioned Court has not taken a resolution.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the CNDC denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the CNDC.

On April 20, 2004, YPF was notified of an arbitration complaint filed by CMS ENSENADA S.A.(“CMS”) in connection with a supply contract for electric power and vapor for the La Plata refinery, entered into on August 16, 1995 between YPF and Energía y Vapor S.A.—CMS, UTE (subsequently succeeded by CMS). CMS asserts that payments by YPF for electricity and vapor supplied under the agreement must be made in the currency originally agreed-upon US$ and not in Argentine pesos. It argues that the “pesification” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “pesification” requiring the rejection of the complaint.

YPF has been informally informed that the Secretary of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata refinery, potential health damages on account of the existence of volatile particles and/or hydrocarbon suspension, non-fulfillment of a remediation schedule of channels and the existence of allegedly clandestine disposal sites. As far as we know, the court has not given any notices or made any formal accusations so far.

YPF has been sued by former employees who were laid off as a result of personnel reductions in connection with the privatization of YPF.

On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately Ps. 45 million plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, YPF was formally communicated of a resolution from the AFIP confirming its original position in both claims. YPF has appealed such resolution in the National Fiscal Court.

The AFIP has also filed a claim in connection with the calculation of the Hydro Infrastructure and Gas oil rates related to gasoline and gas oil export sales from January to December 2002 and from June 2001 to March 2002, respectively, for a total amount of Ps. 176 million plus interests. Management believes, based upon the opinion of its external counsel, that strong legal and constitutional reasons exist to consider that those claims are without merit and YPF has challenged those claims through a legal presentation.

Additionally, for those described below, a provision has not been recorded as of December 31, 2004 or 2003, since information available prior to issuance of the financial statements indicated that it was not probable that a liability had been incurred at such dates.

On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and by-products, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/02. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, YPF expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this Decree. See “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government-Repatriation of Foreign Currency”. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeal’s decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree No. 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. However, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree No. 1,606/01 to the date on which Decree No. 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings.

Through Resolution SCC No. 27/04 (which has been abolished and replaced by Resolution Secretary of Energy No. 659/2004), the Under Secretary of Fuels established a rationalization program for gas exports and for the use of the transportation capacity. The Resolution scheduled a series of decreases in natural gas exports in order to satisfy domestic demand. YPF objected to Resolution Number 27/04. However, in the absence of a resolution upholding its objection, YPF was forced to comply with the Resolution in order to avoid damages to YPF and its export clients. As a consequence, on certain days of April, May and June 2004 and on certain days of 2005, YPF was forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients. Upon giving notice of each restriction to its clients, YPF asserted that the Resolution constitutes force majeure and releases YPF from any contractual or extra-contractual liability for failing to supply the natural gas volumes agreed upon in the respective contracts. Some of YPF’s customers have rejected YPF’s assertion of force majeure and notify YPF of their intention to hold YPF liable for a breach of contract. YPF has answered by again asserting force majeure.

On January 21, 2005, YPF was notified of a request made by Empresa Nacional de Electricidad S.A. (“ENDESA”) for the appointment of arbitrators. It should be noted that on June 27, 2000, ENDESA and YPF entered into a natural gas export contract for a Maximum Daily Quantity (MDQ) of 900,000 m3/day (which was already covered by an export permit), with an option to increase the MDQ by another 900,000 m3/day. The contract term is for 15 years. The MDQ increase was subject to the fulfillment of the following conditions precedent: (i) ENDESA would exercise the option; and (ii) YPF would obtain an export permit in order to cover the MDQ increase. On July 14, 2000, ENDESA exercised the option, but the export permit for the MDQ increase was denied to YPF by the Under Secretary of Fuels on October 25, 2001. It should be noted that the consumption of the ENDESA’s Taltal power station only exceeded the original MDQ (900,000 m3/day) at the end of 2003. Such volumes in excess of 900,000 m3/day, were exported as a surplus to the existing export permit. On March 2004, Resolution Secretary of Energy No. 265/2004 was passed, prohibiting the export of surpluses (limiting the delivered volumes to Taltal power station to 900,000 m3/day).

Finally, for those described below, a provision has not been recorded as of December 31, 2004 or 2003, since information available prior to issuance of the financial statements indicated that it was remote that a liability had been incurred at the date of the financial statements.

In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current exploitation concession in the Acambuco area claiming damages to its forestry business in the Acambuco area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable in a prorata basis. The plaintiff is also asking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of the complaint has not been established yet, in January 2002 Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps. 50 million (approximately US$ 17 million). The Chancery Court of the State of Delaware, which is where the suit was filed, dismissed the suit based on lack of jurisdiction which decision the plaintiff appealed. The Supreme Court of Delaware held that Delaware Courts have concurrent jurisdiction with Argentine courts and proceeded to consider the merits of the case. An extraordinary appeal was filed before the Supreme Court of the United States.

In October 2002 YPF and Repsol YPF Gas S.A received notification of a complaint initiated by Autogas S.A. The complaint was answered on December 12, 2002, and no further procedures have taken place since that date. Autogas claims damages in the amount of Ps. 117.3 million, which at current values amounts to approximately Ps. 187.3 (approximately US$ 63 million) for YPF’s alleged exercise of its dominant market position in the LPG market, alleged breach of contract and violation of the trademark laws during the period from 1994 to 1997. YPF believes that the lawsuit is without merit and that documents filed at trial have so far failed to prove a causal connection between the alleged misconduct and the amount of damages sought.

In May 2002, the Centro de Retirados de la Armada Nacional sued Repsol YPF seeking that it remediate alleged environmental damages in Rio de La Plata, Rio Santiago and Pluma Rio Santiago due to water contamination allegedly caused by the operations of the La Plata refinery. The complaint estimates the cost of compliance at US$ 1,391 million. YPF believes that the majority of environmental damages alleged by the plaintiff, if proven, would be attributable to events that occurred prior to YPF’s privatization and would therefore be the sole responsibility of the Argentine government in accordance with the Privatization Law of YPF. The complaint has not yet been served.

In July 2002, EDF Internacional S.A. (“EDF”) initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. EDF claims from Repsol YPF and YPF payment of US$ 69 million. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso which EDF considers occurred prior to December 31, 2001. YPF’s position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. YPF has filed a counterclaim against EDF in the amount of US$ 13.85 million as a purchase price adjustment. YPF’s management believes that EDF’s claim is without merit. In 2003, the arbitration tribunal agreed that it lacked jurisdiction over Repsol YPF as Repsol YPF was not a party to the Stock Purchase. That decision was confirmed on February 11, 2005.

An action has been brought against YPF for a total amount of US$ 488 million by the Confederación Indígena del Neuquén, the Agrupación Mapuche Paynemil, the Agrupación Lof Comunidad Kaxipayiñ and 95 individual members of these associations claiming damages for contractual termination of contract and damages allegedly caused by hydrocarbon exploration and exploitation activities at the Loma La Lata-Sierra Barrosa site in the Province of Neuquén. The claim is based on alleged damages caused to the Mapuche native community and culture, as well as physical and psychological health impairments, site contamination and environmental and moral damages. The plaintiffs have claimed that US$ 306 million of the total claim is for remediation purposes. YPF has notified the Argentine government of this lawsuit pursuant to the Privatization Law of YPF. YPF considers this suit to be without merit.

On November 17, 2003, CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost 30 (thirty) natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF when it was state-owned and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2005, YPF received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that Enargas was not empowered to solve the issue when Enargas Resolution Number 1289 was enacted; and (ii) ordered that preliminary be undertaken pursuant to the provisions of Section 30 of Act 25,156.

In October 2002, YPF was notified of complaints by neighbors of a YPF service station claiming US$26.59 million in damages allegedly resulting from a fuel leakage coming from that station.

On November 7, 2003, the then-National Deputies, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against YPF for abuse of its dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than those of the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to YPF, and requested explanations under Art. 29 of the Antitrust Act. On January 21, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed. At this point, the CNDC may accept YPF’s explanations or begin a criminal investigation. YPF contends that it did not restrict LPG supply in the domestic market during the relevant period and that during this period all domestic demand for LPG could have been supplied by YPF’s competitors and that therefore YPF’s market share could not be deemed a dominant position.

On March 29, 2004, the Province of Neuquén filed a complaint for an undetermined amount against YPF, seeking compensation for easements on provincial fiscal lands located in areas granted to YPF as concessions for hydrocarbon exploration. The complaint also asked for compensation for the use of certain materials that YPF allegedly removed from fiscal lands and for the losses incurred due to YPF’s alleged interference with the development of irrigation works in the Loma La Lata field. YPF has requested that the complaint be dismissed on the grounds that certain provisions of the Mining Code establish the gratuitous nature of such easements. YPF has also argued that the materials found on fiscal lands are of common use, provided that the Province has not granted the rights to such materials to third-parties, that the regular exercise of easement rights implies restrictions to their owners’ domain, and that the claim is not supported by the evidence on record.

The Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin—YPF being one of them—claiming the remediation of the general environmental damage purportedly caused in the execution of such activities and the implementation of measures allowing to prevent environmental damages in the future. The amount claimed is over Ps. 550 million (about US$ 186 million). The plaintiff requested that the National Government (Secretary of Energy), the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Rio Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of the Nation. Once the complaint was notified, YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. If the court upholds the motion, one plaintiff will have to amend its complaint and describe the facts upon which its claim is based, identify its damages and establish a causal connection between the alleged facts and the damages. Due to the filing of this motion, the term to answer the complaint was suspended.

YPF International—YPF Holdings

In the following discussion, references to YPF Holdings include, as appropriate, references to Maxus and TS, which as discussed above has assumed certain of Maxus’ obligations with respect to Chemicals.

The following is a brief description of certain potential environmental and other liabilities of Maxus, which mostly arise in connection with the sale of Chemicals to a subsidiary of Occidental in 1986. Under the stock purchase agreement related to that sale, Maxus assumed certain liabilities related to past operations of Chemicals.

TS has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

As of December 31, 2004, YPF through YPF Holdings Inc. had established a reserve of approximately US$ 98.3 million in respect of the environmental liabilities assumed under the stock purchase agreement. YPF believes that this reserve is adequate to cover all material contingencies to the extent that they are probable and reasonably estimable. Nevertheless, because such contingencies are inherently uncertain and circumstances, including the assessment of natural resources damages, requirements to conduct interim remedial measures and changes in remedial actions, could change, the projected amount of these liabilities may increase in the future.

Newark, New Jersey. TS, on behalf of Occidental, is performing work, conducting studies and responding to developments related to Chemicals’ former Newark agricultural chemicals plant, including the following:

•	Pursuant to a consent decree agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection (“DEP”) and Occidental, as successor to

Chemicals, TS constructed the approved remedy at Chemicals’ former plant and is awaiting the EPA’s concurrence that the construction is complete. YPF has fully reserved for the estimated costs to complete the optimization phase and thereafter to conduct operation and maintenance of the remedy for approximately 10 years after January 1, 2005.

•	Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals’ former plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the EPA, TS is conducting studies of a six-mile portion of the Passaic River near the plant site. TS expects to complete these studies in 2005.

•	The EPA and other agencies have undertaken a cooperative effort designated as the PRRP to address environmental issues in the lower portion of the Passaic River. TS has agreed, along with a number of other entities, to participate in a remedial investigation and feasibility study in connection with the PRRP.

•	In 2003, the DEP issued a directive seeking to address natural resource damages allegedly resulting from almost 200 years of industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated a Superfund site and is a subject of the PRRP. TS, Maxus and the other named parties have filed responses to the directive which sets forth both how these parties are complying with DEP’s directive.

•	In February 2004, the EPA and Occidental entered into an administrative consent order regarding Newark Bay. Pursuant to this order, TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the bay. The nature and scope of the testing and studies are subject to approval by the EPA.

As of December 31, 2004, a total of approximately US$ 22 million was reserved in connection with these activities. Until the studies are completed and evaluated, YPF cannot estimate what additional costs, if any, will be required to be incurred with respect to these matters.

Hudson County, New Jersey. TS, on behalf of Occidental, is performing work, conducting studies and responding to developments related to Chemicals’ former Kearny chromite ore processing chemicals plant, including the following:

•	According to the DEP, chromite ore processing residue, including residue from Chemicals’ former Kearny plant, was used as fill material at a number of sites in Hudson County. Pursuant to an administrative consent order between the DEP and Occidental (as successor to Chemicals), TS is performing investigation and remediation work at certain chrome sites in Kearny and Secaucus, New Jersey, and is providing financial assurance in the amount of US$ 20 million. The total cost of remediation is uncertain.

•	In June 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River near the former Kearny plant. TS and other parties are engaged in discussions with the DEP regarding this issue.

•	On May 3, 2005, the DEP undertook two actions in connection with chrome sites in Hudson and Essex Counties. First, it issued a directive to the alleged former chromium manufacturers, including Maxus and Occidental, directing them to arrange for the clean up of chromite ore processing residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$19.55 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court seeking, among other things, clean up of various sites where chromite ore processing residue is allegedly located, recovery of its past costs and, with respect to 18 sites, treble damages. YPF believes the directive and the lawsuit are without substantial merit, insofar as they name Maxus and/or Occidental.

As of December 31, 2004, a total of approximately US$ 25.5 million was reserved in connection with these matters. Until the investigations and testing programs (if undertaken) are completed and evaluated, YPF cannot estimate what additional costs, if any, will be required to be incurred with respect to these matters.

Painesville, Ohio. TS, on behalf of Occidental, is conducting remedial investigations and studies and performing other work related to Chemicals’ former manufacturing facilities in Painesville, Ohio. Generally, this work is being done pursuant to a Director’s Final Findings and Order (“Order”) by consent, issued by the Ohio Environmental Protection Agency (“OEPA”). The OEPA has approved certain work under the Order, including remediation of a former cement plant and a former aluminum smelting plant, and other work is being conducted together with a developer for the possible development of portions of this site. As of December 31, 2004, YPF has reserved a total of approximately US$ 9.6 million for its estimated share of the costs of such investigations, studies and work. The scope and nature of any further investigation, remediation or other work that may be required at this site cannot be presently determined.

Greens Bayou, Texas. Following the settlement of a lawsuit brought by the Port of Houston, the defendants agreed to arbitrate their respective obligations under the settlement. The initial award in that arbitration requires Maxus and TS, on behalf of Occidental as successor to Chemicals, to pay the other defendants approximately US$26 million, plus possibly interest, and to pay approximately 70% of certain future remediation costs. In December 2004, Maxus and TS paid approximately US$28 million into a trust account in respect of the cash portion of the award. Maxus, TS and Occidental have requested a review of the initial award as a part of the arbitration process and have separately challenged the award in a court proceeding. At December 31, 2004, reserves had been allocated in the amount of US$31.2 million in connection with this contingency.

Miscellaneous. In addition to the foregoing, Maxus and/or TS are involved in the following matters:

•	Occidental, as successor to Chemicals, has been designated as a potentially responsible party with respect to a number of third-party sites where hazardous substances from Chemicals’ operations allegedly were disposed or have come to be located. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. YPF has reserved approximately US$3.7 million for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable.

•	A subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs.

•	In 2002, a subsidiary of Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have an obligation to defend and indemnify it in respect of certain historical obligations of Chemicals relating to the manufacture of products in the past, notwithstanding the fact that (a) the stock purchase agreement contains a 12-year cut-off for defense and indemnity with respect to most litigation and (b) TS is not a party to the agreement. This matter is set for trial in late 2005.

•	There are a number of other sites and matters for which Maxus has agreed to defend Occidental, as successor to Chemicals. However, none of these other sites or matters is currently expected to have a material adverse effect on YPF’s financial position.

See also the heading “Environmental Matters—YPF Holdings” under “Item 4: Information on the Company” of this annual report for a description.

Dividends Policy

See “Item 3: Key Information—Dividends” and “Item 10: Additional Information—Dividends.”

ITEM 9. The Offer and Listing

New York Stock Exchange

The ADSs, each representing one Class D Share, are listed on the New York Stock Exchange under the trading symbol “YPF.” The ADSs began trading on the New York Stock Exchange on June 28, 1993, and were issued by The Bank of New York as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange:

	High	Low
2000	41.12	28.94
2001	30.35	16.10
2002	20.50	8.68
2003	37.35	12.99
2004	44.00	35.95
2005 (1)	63.75	43.20

(1)	through June 23, 2005

The following table sets forth for each quarter of the most recent two financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange.

	High	Low
2003:
First Quarter	18.78	12.99
Second Quarter	29.00	17.50
Third Quarter	27.05	23.99
Fourth Quarter	37.35	27.20
2004:
First Quarter	43.98	35.95
Second Quarter	44.00	36.03
Third Quarter	42.50	37.97
Fourth Quarter	44.00	40.25
2005:
First Quarter	63.75	43.2

The following table sets forth the high and low price in U.S. dollars of YPF’s ADSs on the New York Stock Exchange for each of the most recent six months.

	High	Low
2004:
December	44.00	41.79
2005:
January	49.25	43.20
February	63.75	47.75
March	60.59	50.00
April	55.85	49.00
May	54.11	50.11
June (1)	54.60	51.30

(1)	through June 23, 2005

As of May, 2005, there were approximately 223.9 million ADSs outstanding and approximately 111 holders of record of ADSs. Such ADSs represented approximately 56.9% of the total number of issued and outstanding Class D Shares, as of May, 2005.

Buenos Aires Stock Market

The Buenos Aires stock market is the principal Argentine market for trading the ordinary shares.

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose 157 shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry from 1:00 p.m. to 5:00 p.m. each business day. The Buenos Aires Stock Exchange also operates a continuous trading market system from 10:00 a.m. to 6:00 p.m. each business day, on which privately arranged trades are registered and made public.

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

Certain information regarding the Argentine equities market is set forth in the table below.

Argentine Equities Market

	2004	2003	2002	2001	2000
Market capitalization (In millions of pesos) (1)	690,000	542,388	348,055	192,499	165,803
As percent of GDP (1)	152%	205%	98%	71.6%	58.2%
Volume (In millions of pesos)	82,099	84,496	72,429	34,868	45,220
Average daily trading volume (In millions of pesos)	325.79	339.34	308.21	143.55	181.45
Number of listed companies (1)	106	110	114	118	125

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Source: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the periods indicated, the high and low price in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Market:

	High	Low
2000	41.00	29.00
2001	30.50	16.00
2002	60.00	25.90
2003	110.00	43.75
2004	130.00	103.00
2005 (1)	190.00	128.00

(1)	through June 23, 2005

The following table sets forth the high and low price in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Market, for each quarter of the most recent two financial years as well as the first quarter of current fiscal year.

	High	Low
2003:
First Quarter	54.50	43.75
Second Quarter	82.00	51.50
Third Quarter	80.00	71.50
Fourth Quarter	110.00	80.00
2004:
First Quarter	126.00	103.00
Second Quarter	119.00	105.00
Third Quarter	125.00	113.00
Fourth Quarter	130.00	115.00
2005:
First Quarter	190.00	128.00

The following table sets forth the high and low price in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Exchange, for each of the most recent six months.

	High	Low
2005:
January	144.00	128.00
February	190.00	140.15
March	178.00	148.00
April	160.00	142.00
May	157.00	146.00
June (1)	159.00	147.00

(1)	through June 23, 2005.

As of June, 2005, there were approximately 7,620 holders of Class D Shares.

SEAQ International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

ITEM 10. Additional Information

Memorandum and Articles of Association

YPF’s by-laws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Argentine Republic on the same date, June 15, 1993 under number 5109 of the book of Corporations number 113, volume “A.”

For a detailed description of YPF’s object and purpose, see Item 4 “Information on the Company.” YPF’s object is set forth in Section 4 of its by-laws. Copies of the by-laws, which have been filed as described in “Exhibit Index” in this annual report, are also available at the offices of YPF.

Pursuant to Argentine Corporations Law No. 19,550 (the “Corporations law”), the Board of Directors or the Supervisory Committee (as defined below) shall call either annual general or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than five percent of YPF’s capital stock may also request that a shareholders’ meeting be called.

A shareholders’ meeting shall be called at least twenty days prior to the meeting date by notice published in the legal publications journal for a period of five days. The notice shall include the nature, date, time and place of the meeting, the agenda to be discussed and the specific requirements shareholders must meet to attend the meeting.

In order to attend the meeting, shareholders must obtain a deposit certificate from a broker or from the depository trust company. This certificate will allow each shareholder to be registered in the attendance book which closes three business days before the date on which the meeting will be held. YPF will issue to each shareholder a deposit certificate required for admission into the meeting. Shares certified and registered in the attendance book shall not be disposed of before the meeting is held unless the corresponding deposit is cancelled.

Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have previously been registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on any proposal regarding to the approval of their management duties or their removal for cause.

Directors

Election of Directors

YPF’s By-laws provide for a Board of Directors of 7 to 14 members, as agreed at the shareholders’ meeting, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings or for such longer period as they may act as replacements.

YPF’s By-laws provide that each class of capital stock of YPF may elect a certain number of directors and alternates based, in part, on the percentage of total outstanding capital stock represented by such class. Based on the percentages of total outstanding capital stock of YPF owned by holders of each class of its capital stock. At the Shareholders’ General Ordinary and Extraordinary Meeting, held in April 2005, the holders of Class B Shares, Class C Shares and Class D Shares, voting as a single class, appointed thirteen directors to serve a two-year term and four alternates to serve a two-year term, all of them representatives of Class D Shares. See “Item 6: Directors, Senior Management and Employees.”

The Government of the Argentine Republic, sole holder of Class A Shares, in accordance with YPF’s by-laws and in accordance with the above mentioned modification to YPF’s By-laws, is entitled to elect one director and one alternate to serve up to a one-year term.

Under the Corporations Law, a majority of YPF’s directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

YPF’s By-laws require the Board of Directors to meet at least once every quarter in person or by video conference. The attendance quorum required for Board meetings is a majority of its members, and if, in the event of a regularly called meeting, a quorum is not available one hour after the time set for the meeting, the President or the person replacing him at such meeting may invite the alternates of the same class as the absent directors to join the meeting, in the order in which such alternates were elected, in order to reach the minimum quorum or may call a meeting for another day. Resolutions must be adopted by a majority of the directors present, and the President or the person replacing him at a particular meeting is entitled to cast the deciding vote in the event of a tie.

Duties and Liabilities of Directors

Under Argentine law, directors have an obligation to perform their duties with loyalty and the diligence of a prudent businessperson. Directors are jointly and severally liable to YPF, the shareholders and third parties for the improper performance of their duties, for violating the law, YPF’s By-laws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Under the Corporations law, specific duties may be assigned to a director by the By-laws, company regulations, or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Argentine’s Corporations Law requires that a shareholders’ meeting grant express authorization to directors engaging in activities in competition with YPF.

The Corporations Law allows transactions or contracts between directors and YPF in connection with YPF’s core activities, to the extent they are performed under fair market conditions. Those transactions that do not comply with the Corporations Law, require prior approval of the Board of Directors or the Supervisory Committee. In addition, these transactions must be approved by the shareholders of YPF at a general meeting. If the shareholders of YPF do not approve the transaction, directors and members of the Supervisory Committee that previously gave their consent to such a transactions are fully liable for the adverse effects caused to YPF.

Any director whose personal interests are adverse to YPF shall notify the Board and the Supervisory Committee. Otherwise, such director may be held liable to YPF under the Corporations law.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee (as defined below) before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or the courts. Any liability of a director to YPF terminates upon approval of the director’s actions by the shareholders, provided that shareholders representing at least 5% of YPF’s capital stock do not object and, provided further, that such liability does not result from a violation of the law, it’s by-laws or other regulations.

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the Foreign Investment Legislation), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries other than broadcasting is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D Shares or ADSs or to exercise financial or corporate rights thereunder.

Dividends

Under YPF’s by-laws, all Class A, Class B, Class C and Class D Shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except that shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No provision of the by-laws or of Argentine law gives rise to future special dividends only to certain shareholders.

The amount and payment of dividends are determined by majority vote of the shareholders of YPF voting as a single class (except as described below), generally, but not necessarily, on the recommendation of the Board of Directors.

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by YPF, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2000	0.22	0.22	0.22	0.22	0.88
2001	0.22	2.00	—	2.00	4.22
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	—	8.00

The Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 10, 2002, approved an annual dividend of Ps. 2.00 per share, proposed by the Board of Directors on November 29, 2001. This dividend was paid on December 5, 2001. At the same meeting the shareholders approved a reserve of Ps. 1,707 million for future dividends. Under Argentine law, the Board of Directors has the right to declare annual dividends subject to further approval of shareholders at the next shareholders’ meeting. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the Company’s economic and financial circumstances.

On November 7, 2002, the Board of Directors approved a dividend of Ps. 1,581 million, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 10, 2002. The payment of such dividend was mostly offset against receivables held by Repsol YPF, our majority shareholder, in the amount of Ps. 1,543 million. Minority shareholders were paid in cash from freely available funds.

The Shareholders’ Meeting held on April 9, 2003, approved an annual dividend of Ps. 5.00 per share, which was paid on April 22, 2003. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,023 million.

On July 2, 2003, the Board of Directors approved a dividend of Ps. 2.60 per share, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 9, 2003 and ratified by the Shareholders’ meeting of April 21, 2004. The dividends were paid on July 15, 2003.

The Shareholders’ Meeting held on April 21, 2004, approved the payment of a dividend of 9 pesos per share or per American Depositary Receipt (“ADR”), which was paid on April 30, 2004. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,770 million and the remainder of the reserve for future dividends (Ps. 133 million) not distributed as of December 31, 2003 was carried forward as retained earnings.

On October 27, 2004, the Board of Directors approved a dividend of Ps. 4.50 per share, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 21, 2004 and ratified by the Shareholders’ Meeting of April 19,2005. The dividends were paid on November 5, 2004.

The Shareholders’ Meeting held on April 19, 2005, approved the payment of a dividend of Ps. 8 per share or per American Depositary Receipt (“ADR”), which was paid on April 29, 2005. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,731 million. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under Argentine’s and YPF’s economic and financial circumstances.

Dividends may be lawfully paid only out of YPF’s retained earnings reflected in the annual audited financial statements approved by a shareholders’ meeting. The board of directors of a listed Argentine company may declare interim dividends, in which case each member of the board and of the supervisory committee is jointly and severally liable for the repayment of such dividend if retained earnings at the close of the fiscal year in which the interim dividend was paid would not have been sufficient to permit the payment of such dividend.

Under the by-laws, YPF’s net income is applied as follows:

•	first, an amount equivalent to at least 5% of net income is segregated to build a legal reserve required by Argentine law (the “Legal Reserve”) until such reserve is equal to 20% of the subscribed capital of YPF (plus adjustments to contributions);

•	second, an amount is segregated to pay the fees of the members of the Board of Directors and of the Supervisory Committee (see “Item 6: Directors, Senior Management and Employees—Compensation of Directors and Officers”);

•	third, an amount is segregated to pay dividends on preferred stock, if any; and

•	fourth, the remainder of net income is allocated as determined by the shareholders’ meeting and may be distributed as dividends to common shareholders.

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

Preemptive Rights

Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe a number of shares of the same class sufficient to maintain the holder’s existing proportionate holdings of shares of that class. Preemptive rights also apply to issuances of convertible securities, but do not apply upon conversion of such securities.

Under the by-laws, any convertible securities issued will be convertible only into Class D Shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D Shares.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice of shareholders’ opportunity to exercise preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. The terms and conditions on which preemptive rights may be exercised with respect to Class C Shares may be more favorable than those applicable to Class A, Class B and Class D Shares.

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

•	Any Class B Shares not acquired by provinces through exercise of their own preemptive rights will be assigned to those provinces that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to such shares; any excess will be converted into Class D Shares and offered to holders of Class D Shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class B Shares.

•	Any Class C Shares that are not acquired by the remaining participants in the “Programa de Propiedad Participada” through exercise of their own preemptive rights will be assigned to any such participants who exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to such shares; any excess will be converted into Class D Shares and offered to holders of Class D Shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class C Shares.

•	Any unpreempted rights will be assigned to holders of Class D Shares that exercised their preemptive rights and indicated their intention to exercise additional preemptive rights; any remaining Class D Shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise additional preemptive rights.

The term for exercise of additional preemptive rights is the same as that fixed for exercising preemptive rights.

Voting of the Underlying Class D Shares

Under the by-laws, each share entitles the holder thereof to one vote at any meeting of the shareholders of YPF, except that a specified number of Directors is elected by majority vote of each class (except as provided below). See “—Directors—Election of Directors” above for information regarding the number of directors that holders of each class of shares are entitled to elect and certain other provisions governing nomination and election of directors. The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of shareholders of YPF, it will mail a notice to the holders of American Depositary Receipts (“ADRs”), evidencing ADSs, registered on the books of the Depositary which will contain the following:

•	a summary in English of the information contained in the notice of such meeting;

•	a statement that the holders of ADRs at the close of business on a specified record date will be entitled, subject to any applicable provisions of Argentine law, the by-laws of YPF and the Class D Shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D Shares evidenced by their respective ADSs; and

•	a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary shall endeavor, to the extent practicable, to vote or cause to be voted the amount of Class D Shares represented by the ADSs in accordance with the written instructions of the holders thereof. The Depositary will vote Class D Shares, as to which no instructions are received, in accordance with the recommendations of the Board of Directors of YPF. The Depositary will not vote Class D Shares, as to which no instructions have been received, in accordance with the recommendations of the Board of Directors, however, unless YPF has provided to the Depositary an opinion of Argentine counsel stating that the action recommended by the Board of Directors is not illegal under Argentine law or contrary to the by-laws or Board regulations of YPF. In addition, the Depositary will, if requested by the Board of Directors and unless prohibited by any applicable provision of Argentine law, deposit all Class D Shares represented by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Certain Provisions Relating to Acquisitions of Shares

Pursuant to the by-laws:

•	each acquisition of shares or convertible securities, as a result of which the acquiror, directly or indirectly through or together with its affiliates and persons acting in concert with it (collectively, an “Offeror”), would own or control shares that, combined with such Offeror’s prior holdings, if any, of shares of such class, would represent the lesser of

•	15% or more of the outstanding capital stock or

•	20% or more of the outstanding Class D Shares, and

•	each subsequent acquisition by an Offeror (other than subsequent acquisitions by an Offeror owning or controlling more than 50% of YPF’s capital prior to such acquisition) (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “—Restrictions on Control Acquisitions” below.

In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition (“Related Party Transaction”), must be carried out in accordance with the provisions described under “—Restrictions on Related Party Transactions.” The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Transaction carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders’ meetings.

Reporting Requirements

Pursuant to the by-laws, any person who, directly or indirectly, through or together with its affiliates and persons acting in concert with it, acquires Class D Shares or securities convertible into Class D Shares, so that such person controls more than three percent of the Class D Shares, is required to notify the Board of Directors of such acquisition within five days of such acquisition, in addition to complying with any requirements imposed by any other authority in Argentina or elsewhere where the Class D Shares are traded. Such notice must include the name or names of the person and persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, YPF. Each subsequent acquisition by such person or persons requires a similar notice.

Restrictions on Control Acquisitions

Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A Shares, if any are outstanding, and make a public tender offer for all outstanding shares and convertible securities of YPF. The Offeror will be required to provide YPF with notice of, and certain specified information with respect to, any such tender offer at least 15 business days prior to the commencement of the offer, as well as the terms and conditions of any agreement proposed for the Control Acquisition (a “Prior Agreement”). YPF will send each shareholder and holder of convertible securities a copy of such notice at the Offeror’s expense. The Offeror is also required to publish a notice containing substantially the same information in a newspaper of general circulation in Argentina, New York and each other city in which YPF’s securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to YPF, until the offer expires.

The Board of Directors shall call a special meeting of the Class A Shares to be held ten business days following the receipt of such notice for the purpose of considering the tender offer. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

The tender offer must be carried out in accordance with a procedure specified in the by-laws and in accordance with any additional or stricter requirements of jurisdictions, exchanges or markets in which the offer is made or in which YPF’s securities are traded. Under the By-laws, the tender offer must provide for the same price for all shares tendered, which price may not be less than the highest of the following (the “Minimum Price”):

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

Restrictions on Related Party Transactions

The price per share to be received by each shareholder in any Related Party Transaction must be the same as, and must be not less than the highest of, the following:

(i) the highest price paid by or on behalf of the party seeking to carry out the Related Party Transaction (an “Interested Shareholder”) for (A) shares of the class to be transferred in the Related Party Transaction (the “Class”) within the two-year period immediately preceding the first public announcement of the Related Party Transaction or (B) shares of the Class acquired in any Control Acquisition, in each case as adjusted for any stock split, reverse stock split, stock dividend or other reclassification affecting the Class;

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

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of YPF’s capital stock, or that constitutes a merger or consolidation of YPF, must be approved in advance by the Class A Shares while any such shares remain outstanding.

For a discussion of additional information see “Item 3: Risk Factors—Exchange and Capital Controls” and “Item 4: Regulatory Framework and Relationship with Argentine Government—Repatriation of Foreign Currency”

Taxation

General

The following is a summary of the material Argentine and U.S. tax matters that may be relevant to the acquisition, ownership and disposition of ADSs or Class D Shares of YPF.

The summary describes the material tax consequences of the acquisition, ownership and disposition of ADSs or Class D Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire ADSs or Class D Shares of YPF

The summary is based upon tax laws of Argentina and the United States, and regulations thereunder as in effect on the date of this annual report, which are subject to change. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of ADSs or Class D Shares should consult their own tax advisors as to Argentine or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class D Shares in their particular circumstances. Currently, there is no tax treaty or convention in effect between Argentina and the United States.

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

Taxation of Dividends

Dividends of cash, property or capital stock of YPF to holders of Class D Shares or ADSs are currently exempt from Argentine withholding or other taxes. This exemption applies so long as the amount of the dividends distributed does not exceed the amount of YPF’s accumulated taxable income at the close of the previous year.

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

Personal Assets Tax

Argentine Law 25,585 was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002. Law 25,585 imposes a tax (the “Personal Assets Tax”) on shares of stock corporations, such as ADSs or Class D Shares, or equity interests in companies regulated by the Argentine Companies Law, if the equity interests are owned by individual holders and/or undivided estates of the equity interests (regardless of whether domiciled within Argentina or in a foreign country). The Personal Assets Tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock corporations, such as ADSs or Class D Shares, and/or equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and other entities dedicated to oil and gas exploitations, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

YPF is required to pay this tax on behalf of the holders of ADSs and Class D Shares. YPF has the right to obtain a refund of the amounts paid, even if this requires holding and/or foreclosing the property on which the tax is due, but to date no effective procedures have been developed to collect from YPF’s shareholders the amount of this tax paid on their behalf.

The tax rate applied is 0.50%. This tax is computed based on the value of YPF’s shareholders’ equity as stated on the most recent balance sheet of the company as of December 31 of the taxable year in question.

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

U.S. Federal Income Tax Considerations

The following is a discussion of material U.S. federal income tax consequences of acquiring, owning and disposing of Class D Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold Class D Shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Class D Shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding Class D Shares or ADSs that own or are deemed to own more than ten percent of any class of our stock; or

•	persons who acquired Class D Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It also assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class D Shares or ADSs in your particular circumstances.

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

Taxation of Distributions

Distributions paid on Class D Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under United States federal income tax principles). The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. The amount of the dividend will be treated as foreign source dividend income to you and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Subject to applicable limitations and discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. Non-corporate holders should consult their own tax advisers to determine the implications of the rules regarding this favorable rate in their particular circumstances.

Dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Argentine taxes withheld from cash dividends on Class D Shares or ADSs may be creditable against your U.S. federal income tax liability, subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit, you may, at your election, deduct such Argentine taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. Amounts paid on account of the Argentine Personal Assets Tax, if any, will not be eligible for credit against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for U.S. federal income tax purposes for our most recent taxable year. However, since PFIC status depends upon the composition of a company’s income and the market value of its assets, including, among others, equity investments in various entities, from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC for any taxable year, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Available Information

YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the SEC’s Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N. W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which YPF’s American Depositary Shares are listed.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which YPF is a party as of December 31, 2004, and from which YPF may incur future earnings or losses from changes in market, interest rates, foreign exchange rates or commodity prices. YPF does not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3: Key Information—Risk Factors.”

Foreign currency exposure

YPF had followed a policy of not hedging its debt obligations in U.S. dollars due to the fact that, in 1991, the Argentine government instituted a set of economic reforms known as the “Convertibility Plan”, the centerpiece of which was a fixed one to one rate of exchange between the Argentine peso and the U.S. dollar. However, in view of the Argentine economic crisis, the Argentine authorities implemented a number of monetary and exchange control measures, including the abolishment of the Convertibility Law. As a result, YPF is currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3: Key Information—Risk Factors.”

The table below provides information about YPF’s assets and liabilities denominated in U.S. dollars, that may be sensitive to changes in foreign exchange rates.

	Expected maturity date
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(million of US$)
Assets	1,695	212	—	—	1,907
Accounts payable	334	89	29	144	596
Debt	70	271	179	113	633
Others Liabilities	95	179	38	19	331

For further information about foreign-currency-denominated assets and liabilities see Note 17(e) to the Consolidated Financial Statements.

Crude oil price exposure

YPF entered into price swap agreements in June 1998 and December 2001 on future oil delivery commitments, covering approximately 23.9 million and 24.1 million barrels of crude oil, respectively. These swap agreements are for periods of ten and seven years, respectively. These swap agreements were entered into in connection with advanced payments received by YPF for future crude-oil deliveries under forward crude oil sale agreements covering these same volumes of crude-oil subject to the swap agreements. Under the price swap agreements, YPF will pay a fixed average price of US$ 19.64 per barrel during 2004-2007 and US$ 20.04 per barrel during 2008; and will receive variable selling prices that will depend upon market prices. The estimated price effect presented in the table above represents the difference between the prices YPF will pay and the forecasted prices YPF will receive under the contracts. See “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Transactions with Unconsolidated Variable Interest Entities”.

	(Proceeds) Payments
	2005	2006	2007	2008	Total	Fair Value
Contract volumes (mmbbl)	5.8	5.8	5.8	4.1	21.5
Average Price of Contract (US$ /bbl) (1)	19.64	19.64	19.64	20.04	19.72
Contract amount (million US$) (1)	114	114	114	82	424	708
Estimated price effect (2)	(138)	(138)	(138)	(96)	(510)	(406)

(1)	See “Item 5: Operating and Financial Review and Prospects” and “Item 3: Key Information—Risk Factors.”
(2)	The expected cash flows were calculated based on a WTI oil price of US$ 43.45 for all periods. This price was also used for SFAS No 69. The estimated price effect disclosed in the chart was calculated as the difference between this price and the average settlement price per barrel.

Interest rate exposure

YPF is mostly a borrower under fixed rate debt instruments that give rise to foreign exchange rate risk. YPF’s objective in borrowing under fixed debt is to satisfy capital requirements that minimize YPF’s exposure to interest rate fluctuations. To realize its objectives, YPF has borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about YPF’s assets and liabilities that may be sensitive to changes in interest rates.

	Expected maturity date
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(million US$ )
Assets
Variable rate
Other Receivables (Related parties)	1,058	111	95	4	—	—	1,268	1,268
Interest rate	Libor + 0.2%	Libor + 3%	Libor + 4.8%	CER + 7%	—

Liabilities
Variable rate
Profertil’s Syndicated Loan	9	13	12	12	14	—	60	60
Interest rate	Libor + 2.50 – Libor +4.50%	Libor + 2.50 – Libor +4.50%	Libor + 2.50 – Libor +4.50%	Libor + 2.50 – Libor +4.50%	Libor + 2.50 – Libor +4.50%
Other Short and Long-term debt	25	24	25	—	—		74	74
Interest rate	Libor + 1.60%	Libor + 1.60%	Libor + 1.60%	—	—
Fixed rate
YPF’s Negotiable Obligations	—	—	174	—	123	65	362	399
Interest rate	7.75- 10%	7.75- 10%	7.75- 10%	9.13- 10%	9.13- 10%	10%
Mega’s Negotiable Obligations	—	1	1	1	6	30	39	50
Interest rate	10.77%	10.77%	10.77%	10.77%	10.77%	10.77%
Profertil’s Syndicated Loan	8	9	10	12	6	—	45	45
Interest rate	7.22%	7.22%	7.22%	7.22%	7.22%	—
Other Short and Long-term debt	27	3	1	1	4	18	54	54
Interest rate	3.00- 5.10%	10.77%	10.77%	10.77%	10.77%	10.77%

Profertil has entered into cash flow hedges, for which the objective is to provide protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Changes in the fair value of cash flow hedges are initially deferred in the account “Derivative instruments—temporary valuation differences” in the balance sheet and charged to financial expenses of the statement of income as related transactions are recognized.

The following table set forth certain information with respect to interest rate sensitive instruments held by YPF through Profertil at December 31, 2004.

	Expected maturity date
	2005	2006	2007	2008	2009	Fair Value
	(million US$ )
Interest rate option (knock-in-collar)
Purchased Cap option
Contract amount (2)	31.9	28.9	—	—	—	(0,92)
Strike interest rate	7.5%	7.5%	—	—	—
Underlying	Libor	Libor	—	—	—
Sold Floor option
Strike interest rate (1)	4%	4%	—	—	—
Underlying	Libor	Libor	—	—	—

(1)	YPF would pay the difference between 5.265% and 4%.
(2)	The contract amount until June 30, 2005 is US$ 34.4 million.

ITEM 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

As of December 31, 2004, YPF, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, YPF’s Chief Executive Officer and Chief Financial Officer concluded that YPF’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. YPF’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There has been no change in YPF’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, YPF’s internal control over financial reporting.

Additionally, YPF is implementing a Plan to Align the Internal Control System for Financial Reporting with the requirements established by Section 404 of the Sarbanes Oxley Act. This Section requires that, along with the annual accounts, a report be presented from the company’s management relative to the design, maintenance and periodic evaluation of the Internal Control System for Financial Reporting, accompanied by a report from the company’s external auditor.

The conceptual framework used by YPF to develop this Plan is that of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

On March 2, 2005, the SEC (final rule 33-8545) granted “foreign issuers” a one-year extension on the schedule initially set for complying with the requirements outlined in Section 404 of the Sarbanes Oxley Act. Due to this extension, the certifications on the existence and effectiveness of the internal control system from the CEO and CFO of YPF will have to be issued for the 2006 fiscal year.

ITEM 16.

16A. Audit Committee Financial Expert

YPF believes that Miguel Madanes, a member of YPF’s Audit Committee, possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F, but the board of directors has not yet made this determination. The board of directors will discuss the appointment of Miguel Madanes as the Company’s Audit Committee Financial Expert at its next board meeting.

16B. Code of Ethics

YPF has adopted a code of ethics applicable to all employees of YPF and the Board of Directors. Since its effective date on August 15, 2003, we have not waived compliance with, nor made any amendment to, the code of ethics. A copy of our code of ethics is filed as on Exhibit to this Annual Report. YPF undertakes to provide to any person without charge, upon request, a copy of such code of ethics. A copy of the Code of Ethics can be requested in writing by telephone or facsimile from us at either of the following address:

Repsol YPF

U.S. Investors Relations Offices

410 Park Avenue Floor 4—Suite 440

New York, NY 10022

U.S.A.

Tel. (212) 588-1087

Fax (212) 355-0910

YPF, S.A.

Office of Shareholders Relations

Avenida Pte. R. Sáenz Peña 777

C. 1035 AAC Buenos Aires, Argentina

Tel. (54-11) 4323-1498

Fax (54-11) 4329-2113

16C. Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. SRL by type of service rendered for the periods indicated.

Services Rendered	2004		2003
	Fees	Expenses	Fees	Expenses
	(thousands of Ps.)
Audit Fees	3,752	74	3,316	44
Audit-Related Fees (1)	416	—	139	—
Tax Fees (2)	756	—	540	—
All Other Fees (3)	46	—	7	—

	4,970	74	4,002	44

(1)	Include the fees for the issuance of agreed-upon procedures reports and comfort letters. In 2004, it also includes fees billed for assistance services rendered in relation with YPF’s readiness plan to comply with Sarbanes-Oxley’s section 404 requirements.
(2)	Include the fees for services related to income tax planning and routine advisory on other tax matters in YPF and the assistance and general consulting services provided in connection with an IRS dispute of one of YPF subsidiaries, which do not imply management functions, legal services or advocacy role.
(3)	Include the fees for services rendered in connection with advisory in foreign trade matters, which do not imply management functions, legal services or advocacy role.

The annual shareholders’ meeting of YPF, S.A. appoints the external auditor of YPF, S.A. The Board of Directors recommends the designation of the external auditors and presents its recommendation to the Audit Committee for their non-binding evaluation and opinion. The Board’s proposal, along with the Audit Committee’s non-binding opinion, is submitted for consideration to the annual shareholders’ meeting.

Prior to the creation of YPF’Audit Committee on May 6, 2004, YPF’s entire Board of Directors acted as YPF’s audit committee.

All services to be provided to YPF by its external auditors must be approved by the Board of Directors of YPF.

16D. Exemptions from the Listing Standards for Audit Committees

Not applicable

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2004, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

PART III

ITEM 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

The following financial statements are filed as part of this Annual Report:

ITEM 19. Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)†

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)†

11.1	Code of Ethics

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification by the Chief Executive Officer

13.2	Section 906 Certification by the Chief Financial Officer

†	Incorporated by reference to YPF’s 1999 Annual Report on Form 20-F filed on June 2, 2000.

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

Dated: June 30, 2005

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

We have audited the consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2004, 2003 and 2002 present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2004, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in accordance with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina.

Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of net income for each of the three years in the period ended December 31, 2004 and on the determination of shareholders’ equity and the financial position as of December 31, 2004, 2003 and 2002, and the additional disclosures required under U.S. GAAP, are set forth in Notes 13, 14 and 15 to the accompanying consolidated financial statements.

Buenos Aires City, Argentina

March 10, 2005, except for Notes 13, 14 and 15, as to which the date is June 28, 2005

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos—Note 1)

	2004	2003	2002
Net sales (Note 8)	19,931	17,514	17,050
Cost of sales (Note 17.d)	(9,212)	(7,756)	(8,626)

Gross profit	10,719	9,758	8,424
Administrative expenses (Note 17.f)	(463)	(378)	(411)
Selling expenses (Note 17.f)	(1,403)	(1,148)	(1,077)
Exploration expenses (Note 17.f)	(382)	(277)	(240)

Operating income	8,471	7,955	6,696
Income (Loss) on long-term investments (Note 8)	154	150	(450)
Amortization of goodwill	—	—	(13)
Other expenses, net (Note 3.j)	(1,012)	(152)	(245)
Financial income (expense), net and holding gains:
Gains (Losses) on assets
Interests	166	232	259
Exchange differences	77	(902)	2,049
Holding gains on inventories	203	47	69
Losses on exposure to inflation	—	(8)	(1,715)
(Losses) Gains on liabilities
Interests	(221)	(252)	(679)
Exchange differences	(87)	819	(4,195)
Gains on exposure to inflation	—	14	1,221
Income from sale of long-term investments (Note 12)	—	—	690

Net income before income tax	7,751	7,903	3,687
Income tax (Note 3.k)	(3,017)	(3,290)	(58)

Net income from continuing operations	4,734	4,613	3,629
Income (Loss) on discontinued operations (Note 2.m)	3	15	(13)
Income from sale of discontinued operations (Note 2.m and 12)	139	—	—

Net income	4,876	4,628	3,616

Earnings per share (Note 1)	12.40	11.77	9.19

The accompaying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in millions of Argentine pesos— Note 1)

	2004	2003	2002
Current Assets
Cash	492	355	309
Investments (Note 3.a)	408	952	512
Trade receivables (Note 3.b)	2,049	1,814	1,949
Other receivables (Note 3.c)	3,871	6,397	5,176
Inventories (Note 3.d)	1,134	806	743
Other assets (Note 2.c)	380	—	—
Discontinued operations (Note 2.c)	—	120	132

Total current assets	8,334	10,444	8,821

Noncurrent Assets
Trade receivables (Note 3.b)	72	84	81
Other receivables (Note 3.c)	1,457	1,423	1,745
Investments (Note 3.a)	490	573	399
Fixed assets (Note 3.e)	20,554	20,388	20,668
Intangible assets	15	32	42

Total noncurrent assets	22,588	22,500	22,935

Total assets	30,922	32,944	31,756

Current Liabilities
Accounts payable (Note 3.f)	2,025	1,677	1,737
Loans (Note 3.g)	246	913	1,792
Salaries and social security	121	102	103
Taxes payable	1,999	3,393	581
Net advances from crude oil purchasers (Note 3.h)	264	260	401
Dividends payable	—	—	2
Reserves (Note 17.c)	130	98	142

Total current liabilities	4,785	6,443	4,758

Noncurrent Liabilities
Accounts payable (Note 3.f)	854	454	288
Loans (Note 3.g)	1,684	2,085	3,760
Salaries and social security	68	114	136
Taxes payable	23	21	64
Net advances from crude oil purchasers (Note 3.h)	634	881	1,327
Reserves (Note 17.c)	898	537	541

Total noncurrent liabilities	4,161	4,092	6,116

Total liabilities	8,946	10,535	10,874
Temporary differences
Foreign companies’ translation (Note 3.i)	(107)	(115)	—
Valuation of derivative instruments (Note 2.k)	(4)	(10)	(14)
Shareholders’ Equity	22,087	22,534	20,896

Total liabilities, temporary differences and shareholders’ equity	30,922	32,944	31,756

The accompaying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in millions of Argentine pesos—Note 1)

	2004	2003	2002
Cash Flows from Operating Activities
Net income	4,876	4,628	3,616
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Income) Loss on long-term investments and amortization of goodwill	(154)	(150)	463
(Income) Loss on discontinued operations	(3)	(15)	13
Income from sale of discontinued operations	(139)	—	—
Income from sale of long-term investments	—	—	(690)
Dividends from long-term investments	61	36	48
Depreciation of fixed assets	2,470	2,307	2,161
Consumption of materials and fixed assets retired, net of allowances	417	449	282
Increase in allowances for fixed assets	124	67	73
Increase in reserves	683	183	437
Changes in assets and liabilities:
Trade receivables	(256)	117	(1,073)
Other receivables	2,539	(1,518)	(1,374)
Inventories	(357)	(62)	(80)
Accounts payable	317	(15)	829
Salaries and social security	(38)	(30)	119
Taxes payable	(1,380)	2,773	536
Net advances from crude oil purchasers	(258)	(415)	(556)
Decrease in reserves	(290)	(226)	(72)
Exchange differences, interests and others	(97)	(712)	1,386

Net cash flows provided by operating activities	8,515 (1)	7,417 (1)	6,118 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(2,867)	(2,418)	(2,898)
Capital distributions from long-term investments	15	—	—
Capital contributions in long-term investments	—	(6)	(27)
Proceeds from sale of discontinued operations	244	—	—
Proceeds from sale of long-term investments	—	—	1,490
Investments (non cash and equivalents)	24	(42)	54

Net cash flows used in investing activities	(2,584)	(2,466)	(1,381)

Cash Flows from Financing Activities
Payment of loans	(1,260)	(1,552)	(4,167)
Proceeds from loans	280	36	138
Dividends paid	(5,310)	(2,990)	(37)

Net cash flows used in financing activities	(6,290)	(4,506)	(4,066)

(Decrease) Increase in Cash and Equivalents	(359)	445	671
Cash and equivalents at the beginning of years	1,246	806	298
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	(5)	(163)

Cash and equivalents at the end of years	887	1,246	806

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (4,786), (233) and (222) corresponding to income tax and minimum presumed income tax payments and (189), (300) and (525) corresponding to interest payments for the years ended December 31, 2004, 2003 and 2002, respectively.

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in millions of Argentine pesos—Note 1, except for per share amount in pesos)

	Shareholders’ Contributions
	Subscribed Capital	Irrevocable Contributions	Adjustment to Capital and Contributions	Issuance Premiums	Total	Legal Reserve	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity
Balance as of December 31, 2001	3,933	13	7,281	640	11,867	808	7	6,179	18,861
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 10, 2002:
- Appropriation to Legal Reserve	—	—	—	—	—	56	—	(56)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,707	(1,707)	—
As decided by the Board of Directors’ meeting of November 7, 2002:
- Cash dividends (Ps. 4 per share)	—	—	—	—	—	—	(1,581)	—	(1,581)
Net income	—	—	—	—	—	—	—	3,616	3,616

Balance as of December 31, 2002	3,933	13	7,281	640	11,867	864	133	8,032	20,896
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 9, 2003:
- Cash dividends (Ps. 5 per share)	—	—	—	—	—	—	—	(1,967)	(1,967)
- Appropriation to Legal Reserve	—	—	—	—	—	167	—	(167)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,023	(1,023)	—
As decided by the Board of Directors’ meeting of July 2, 2003:
- Cash dividends (Ps. 2.60 per share)	—	—	—	—	—	—	(1,023)	—	(1,023)
Net income	—	—	—	—	—	—	—	4,628	4,628

Balance as of December 31, 2003	3,933	13	7,281	640	11,867	1,031	133	9,503	22,534
As decided by the Ordinary Shareholders’ meeting of April 21, 2004:
- Reversal of Reserve for Future Dividends	—	—	—	—	—	—	(133)	133	—
- Cash dividends (Ps. 9 per share)	—	—	—	—	—	—	—	(3,540)	(3,540)
- Appropriation to Legal Reserve	—	—	—	—	—	255	—	(255)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,770	(1,770)	—
As decided by the Board of Directors’ meeting of October 27, 2004:
- Cash dividends (Ps. 4.50 per share)	—	—	—	—	—	—	(1,770)	—	(1,770)
Conversion of Irrevocable Contributions into subordinated debt (Note 4)	—	(13)	—	—	(13)	—	—	—	(13)
Net income	—	—	—	—	—	—	—	4,876	4,876

Balance as of December 31, 2004	3,933	—	7,281	640	11,854	1,286	—	8,947	22,087

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts expressed in millions of Argentine pesos, except where otherwise indicated—Note 1)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina (“Argentine GAAP”), considering the regulations of the Argentine Securities Commission (“CNV”). They also include certain reclassifications and additional disclosures that allow the financial statements to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (“SEC”).

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

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

Following the methodology established by Technical Resolution No. 21 of the F.A.C.P.C.E., YPF has consolidated its balance sheets and the related statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002, as follows:

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, which are aggregated to Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments. If applicable, minority shareholders’ interest on equity and net income is disclosed separately in the balance sheets and income statements, respectively.

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of Company’s proportionate share in their assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, considering intercompany profits, transactions, balances and other consolidation adjustments. The effect of this proportional consolidation for the years ended December 31, 2004, 2003 and 2002, is disclosed in Note 13.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses, generate income and arrange borrowing abroad. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements for the year have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included in the “Temporary differences—Foreign companies’ translation” account of the balance sheet, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which have produced changes on the latter shareholders’ equity.

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

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed when identified.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production and electric power generation, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s producing fields and undeveloped properties were converted into production concessions and exploration permits under Law No. 17,319. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of granted loans, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. The fair value as of December 31, 2004 of borrowed loans estimated based on market prices or current interest rates at the end of the year amounted to 2,073.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets and liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding and the net income for the years ended as of December 31, 2004, 2003 and 2002.

Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purpose.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

•	Amounts in Argentine pesos have been valued at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at market value at the end of each year. When required by generally accepted accounting principles, discounted values do not differ significantly from their face values as of the end of each year.

•	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 17.e.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

•	Refined products for sale, products in process and crude oil have been valued at replacement cost as of the end of each year.

•	Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Other assets and discontinued operations:

Other assets

As of December 31, 2004 includes the Company’s interests in PBBPolisur S.A. and Petroken Petroquímica Ensenada S.A. (“Petroken”), which have been valued at the lower of carrying amount or fair value less cost to sell. Subsequent to December 31, 2004, these investments have been sold to third parties (Note 12). The sale of these investments does not qualify as discontinued operations as the Company continues to hold petrochemical activities in Argentina.

Discontinued operations

As of December 31, 2003 and 2002, these include the Company’s interests in Global Companies LLC and affiliates (“Global”) and in YPF Indonesia Ltd., both sold during the year ended December 31, 2004 (Note 12). Financial statements presented for comparative purposes were restated to give retroactive effect to the mentioned divestitures, which qualified as discontinued operations.

Assets and liabilities of these companies amounted to 493 and 373 as of December 31, 2003, and to 507 and 375 as of December 31, 2002, respectively, and were disclosed net in this account.

d)	Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments are detailed in Note 17.b. and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1. Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company, Gasoducto Oriental S.A. and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment, were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization of natural gas sale prices and utility rates (Note 3.a).

Holdings in preferred shares have been valued as defined in the respective bylaws.

If necessary, adjustments have been made to conform the accounting principles used by companies under significant influence to those of the Company. Main adjustments are related to the elimination of the appraisal revaluation of fixed assets.

The investments in companies under significant influence, have been valued based upon the last available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related company which have produced changes on the latter’s shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that YPF receives from investments and which are in excess of the accumulated taxable income that the companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 17.a. For those assets whose construction requires an extended period of time, interest has been capitalized.

Oil and gas producing activities

•	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, however, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well continues to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells are charged to expense. As of December 31, 2004, the Company has not capitalized any exploratory well whose drilling has been completed for more than one year.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•	The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

•	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	Discounted future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the discounted value of the estimated amounts payable.

•	Foreign unproved properties have been valued at cost translated as detailed in Note 1. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Other fixed assets

•	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed assets of each business segment as defined in Note 8, does not exceed their estimated recoverable value.

f)	Intangible assets

These include start up and organization costs, valued at acquisition cost restated as detailed in Note 1, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life of five years.

In Management’s opinion, future activities will generate enough economic benefits to recover incurred costs.

g)	Salaries and Social Security—Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., a YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

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

YPF Holding Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are funded as claims are incurred.

h)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the actual statutory rate of 35%. The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

Income tax for the years ended December 31, 2004, 2003 and 2002, was charged to “Income tax” account in the statement of income, since the annual income tax liability was higher than the tax on minimum presumed income.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of December 31, 2004 are 20% for natural gas and liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil according to the West Texas Intermediate price.

i)	Allowances and reserves:

•	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

•	Reserves for losses: amounts have been provided for various contingencies involving the Company. The estimated probable amounts are recorded taking into consideration the probability and period of occurrence, based on Management’s expectations and in consultation with legal counsel. If required by generally accepted accounting principles, their discounted value does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Note 17.c.

j)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable, material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

k)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, YPF and certain of its jointly controlled companies have entered into certain hedging contracts related to forward crude oil sale agreements and interest rates established in financial obligations contracts.

As of December 31, 2004, YPF hedged the crude oil price of future committed deliveries through price swap agreements originally covering approximately 23.9 and 24.1 million crude oil barrels to be delivered during the term of ten and seven years, respectively, under the forward crude oil sale agreements mentioned in Note 10.b (“hedged item”). Under these price swap agreements YPF will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2004, approximately 22 million of barrels of crude oil are hedged under these agreements.

These fair value hedges are carried at fair value and are disclosed in the “Net advances from crude oil purchasers” account in the balance sheet (Note 3.h). Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. As hedge is effective, changes in the fair value of these derivative instruments and of the hedged item do not have effect on net income.

As of December 31, 2004, Profertil S.A. has entered into cash flow hedges due June 30, 2006, to establish a protection against variability in cash flows due to changes in interest rates established in financial obligation contracts. Additionally, in December 2004, Compañía Mega S.A. (“Mega”) settled the derivative instruments that hedged its financial obligations. Changes in the fair value of cash flow hedges are initially deferred in “Temporary differences—Valuation of derivative instruments” account in the balance sheet and charged to financial expenses of the statement of income as the related transactions are recognized. Fair values of these derivative instruments amounted to 4, 10 and 14 as of December 31, 2004, 2003 and 2002, respectively, and were included in the “Loans” account of the balance sheet.

l)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” and “Irrevocable Contributions” accounts, which are stated at their historical value. The adjustment required to state these accounts in constant Argentine pesos is disclosed in the “Adjustment to Capital and Contributions” account.

m)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria, restated as detailed in Note 1:

•	Accounts which accumulate monetary transactions at its face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation and amortization of nonmonetary assets, valued at acquisition cost, have been recorded based on the restated cost of such assets.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•	Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

•	Financial income (expenses) for the years ended December 31, 2003 and 2002, are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account “Gains (Losses) on exposure to inflation”.

•	Income from the sale of Global and YPF Indonesia Ltd. was included in the “Income from sale of discontinued operations” account of the statement of income (Note 12).

Global and YPF Indonesia Ltd. results were disclosed in “Income (Loss) on discontinued operations” account of the statement of income. Income statements presented for comparative purposes were restated to give retroactive effect to the mentioned divestitures.

Net sales and operating income of these operations amounted to 3,658 and 29, and to 2,695 and 29, for the years ended December 31, 2003 and 2002, respectively.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)	Investments:

	2004			2003			2002
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	408	(1)	4	952	(1)	9	512	(1)	12
Long-term investments (Note 17.b)	—		811	—		857	—		578
Allowance for reduction in value of holdings in long-term investments (Note 17.c)	—		(325)	—		(293)	—		(191)

	408		490	952		573	512		399

(1)	Includes 395, 891 and 497 as of December 31, 2004, 2003 and 2002, respectively, with an original maturity of less than three months.

b)	Trade receivables:

	2004		2003		2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	1,939	72	1,761	84	1,925	81
Related parties (Note 7)	469	—	428	—	477	—

	2,408	72	2,189	84	2,402	81
Allowance for doubtful trade receivables (Note 17.c)	(359)	—	(375)	—	(453)	—

	2,049	72	1,814	84	1,949	81

c)	Other receivables:

	2004				2003		2002
	Current		Noncurrent		Current	Noncurrent	Current	Noncurrent
Deferred income tax	—		422		—	203	—	444
Tax credits and export rebates	348		24		285	106	311	191
Trade	21		—		40	—	28	—
Prepaid expenses	52		139		46	251	69	341
Concessions charges	19		105		18	125	17	144
Related parties (Note 7)	3,110	(1)	617	(1)	5,906	615	4,571	447
Loans to clients	10		87		9	87	11	92
From the renegotiation of long-term contracts	—		21		—	25	—	27
From joint ventures and other agreements	6		—		29	—	38	—
Trust contribution under Decree No. 1,882/04	66		—		—	—	—	—
Miscellaneous	369		112		186	91	236	156

	4,001		1,527		6,519	1,503	5,281	1,842
Allowance for other doubtful accounts (Note 17.c)	(130)		—		(122)	—	(105)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 17.c)	—		(70)		—	(80)	—	(97)

	3,871		1,457		6,397	1,423	5,176	1,745

(1)	Include 1,305 with Repsol YPF, from which 702 accrue fixed interest at an annual rate of 5.21% and 603 accrue interest at an annual rate of 3% plus a variable spread and 1,745 with Repsol International Finance B.V. that accrue fixed interest at annual rates between 2.15 and 3.10%.

d)	Inventories:

	2004	2003	2002
Refined products	617	413	362
Crude oil	355	268	223
Products in process	13	16	14
Raw materials, packaging materials and others	149	109	144

	1,134	806	743

e)	Fixed assets:

	2004	2003	2002
Net book value of fixed assets (Note 17.a)	20,617	20,474	20,795
Allowance for unproductive exploratory drilling (Note 17.c)	(16)	(39)	(44)
Allowance for obsolescence and assets to be disposed of (Note 17.c)	(47)	(47)	(83)

	20,554	20,388	20,668

Liabilities

f)	Accounts payable:

	2004		2003		2002
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	1,628	32	1,367	37	1,393	4
Hydrocarbon wells abandonment obligations	—	648	—	347	—	199
Related parties (Note 7)	172	—	144	—	118	—
From joint ventures and other agreements	136	—	104	—	113	—
Miscellaneous	89	174	62	70	113	85

	2,025	854	1,677	454	1,737	288

g)	Loans:

			2004		2003		2002
	Interest rates(1)	Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations(2)	7.75-10.00%(3)	2007-2028	29	1,078	574	1,075	983	2,406
Related parties (Note 7)	10.77%(3)	2005-2014	2	71	48	—	378	5
Mega Negotiable Obligations	10.77%(3)	2005-2014	3	116	29	409	34	503
Profertil syndicated loan	4.37-7.22%(4)	2005-2010	56	261	41	366	34	451
Interest rate swaps	—	—	—	4	1	9	2	12
Subordinated liabilities with shareholders	5.00%(3)	2005	13	—	—	—	—	—
Other bank loans and other creditors	3.00-5.10%(4)	2005-2007	143	154	214	226	275	379
Maxus Negotiable Obligations	—	—	—	—	6	—	86	4

			246	1,684	913	2,085	1,792	3,760

(1)	Annual interest rates as of December 31, 2004.
(2)	Disclosed net of 784, 1,253 and 1,200 corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of December 31, 2004, 2003 and 2002, respectively.
(3)	Fixed interest rate.
(4)	Include 202 which accrue fixed interest at annual rates between 3% and 7.22%, and 399 which accrue variable interest at annual rates of LIBOR plus a spread between 1.6 and 4.5%.

The maturities of the Company’s noncurrent loans, as of December 31, 2004, are as follows:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total
Noncurrent loans	149	665	77	456	337	1,684

Details regarding the Negotiable Obligations of YPF are as follows:

M.T.N. Program	Issuance		Fixed Interest Rates	Principal Maturity	Book Value
(in millions)					2004		2003		2002
	Year	Principal Value			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$ 300	7.75%	2007	14	518	15	517	20	717
US$ 1,000	1998	US$ 100	10.00%	2028	3	194	3	190	4	221
US$ 1,000	1999	US$ 225	9.13%	2009	12	366	12	368	14	442
US$ 1,000	1998	US$ 350	—	—	—	—	—	—	914	—
—	1994	US$ 350	—	—	—	—	544	—	31	1,026

					29	1,078	574	1,075	983	2,406

In connection with the issuance of the Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If YPF does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

h)	Net advances from crude oil purchasers:

	2004			2003		2002
	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	644	1,466		432	1,276	625	1,560
Derivative instruments—Crude oil price swaps	(380)	(832)		(172)	(395)	(224)	(233)

	264	634	(1)	260	881	401	1,327

(1)	Includes 264 due from one to two years, 264 due from two to three years and 106 due after three years.

Temporary differences

i)	Foreign companies’ translation:

	2004	2003	2002
Balance at the beginning of years	(115)	—	—
Increases (decreases)	8	(115)	—

Balance at the end of years	(107)	(115)	—

Income Accounts

j)	Other expenses, net:

	Income (Expense)
	2004	2003	2002
Reserve for pending lawsuits and other claims	(541)	(140)	(118)
Environmental remediation	(333)	(72)	(72)
Miscellaneous	(138)	60	(55)

	(1,012)	(152)	(245)

k)	Income tax:

	2004		2003		2002
Current income tax	(3,236)		(3,052)		(420)
Deferred income tax	219		(238)		362

	(3,017	)(1)	(3,290	)(1)	(58	)(1)

(1)	Includes (3,011), (3,290) and (58) of income tax incurred in Argentina as of December 31, 2004, 2003 and 2002, respectively.

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Net income before income tax	7,751	7,903	3,687
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,713)	(2,766)	(1,290)
Permanent differences:
Effect of the restatement into constant Argentine pesos	(370)	(494)	266
Income (Loss) on long-term investments and amortization of goodwill (2)	54	53	(162)
Decrease (Increase) of valuation allowance for temporary differences and tax loss and credit carryforwards (1)	34	23	(292)
Exchange difference from translation of long-term investments	—	—	1,051
Not taxable (not deductible) exchange differences	5	(18)	219
Miscellaneous	(27)	(88)	150

	(3,017)	(3,290)	(58)

(1)	Relates to changes in circumstances and prospects that affect the future use of the tax loss and credit carryforwards.
(2)	The Company does not provide for income taxes on the unremitted earnings of certain subsidiaries because they will be remitted in a tax free liquidation.

The breakdown of the net deferred tax asset as of December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Deferred tax assets
Tax loss and credit carryforwards	837 (2)	812	902
Allowances and reserves	431	252	276
Miscellaneous	101	20	125

Total deferred tax assets	1,369	1,084	1,303

Deferred tax liabilities
Fixed assets	(280)	(255)	(135)
Miscellaneous	(131)	(67)	(38)

Total deferred tax liabilities	(411)	(322)	(173)
Valuation allowances	(536)	(559)	(686)

Net deferred tax asset	422	203	444 (1)

(1)	Includes 3 corresponding to the restatement into constant Argentine pesos as of December 31, 2002 (Note 1).
(2)	Tax loss and credit carryforwards will expire as follows: 74 within one year, 63 from one to two years, 97 from two to three years, 61 from three to four years, 5 from four to five years and 537 after five years.

4.	CAPITAL STOCK

YPF’s subscribed capital, as of December 31, 2004, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2004, Repsol YPF, S.A. (“Repsol YPF”) controls YPF, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2004, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of YPF’s shares in an agreed or hostile bid, 3) transfers of all YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Pursuant to General Resolution N° 466/04 from the CNV, YPF has converted the irrevocable contributions of 13 into a subordinated liability, which is disclosed in the “Loans” account of the balance sheet as of December 31, 2004. This liability will be paid to all of the shareholders in proportion to their stockholdings.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2004, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 54 million and US$ 65 million, respectively. The corresponding loans have final maturity in 2011.

YPF has pledged all of its shares of capital stock in Profertil S.A. due to requirements of the financial agreement and has committed, among other things, to maintain its interests in this company upon December 31, 2010.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2004, the exploration and production joint ventures and the main other agreements in which YPF participates are the following:

Name and Location	Ownership Interest		Operator	Activity
Acambuco Salta	22.50%		Pan American Energy LLC	Exploration and production

Aguada Pichana Neuquén	27.28%		Total Austral S.A.	Production

Aguaragüe Salta	30.00%		Tecpetrol S.A.	Exploration and production

Bandurria Neuquén	27.30%		YPF S.A.	Exploration

CAM-1 Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	Exploration and production

CAM-2 / A SUR Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	Exploration and production

CAM-3 Santa Cruz	50.00%		Sipetrol S.A.	Exploration and production

Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.	Production

CCA-1 GAN GAN Chubut	50.00%		Wintershall Energía S.A.	Exploration

CGSJ—V/A Chubut	50.00%		Wintershall Energía S.A.	Exploration

Corralera Neuquén	40.00%		Chevron San Jorge S.R.L.	Exploration

El Tordillo Chubut	12.20%		Tecpetrol S.A.	Production

Filo Morado Neuquén	50.00%		YPF S.A.	Generation of power electricity

La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	Exploration

Llancanelo Mendoza	51.00%		YPF S.A.	Exploration and production

Magallanes “A” Santa Cruz	50.00%		Sipetrol S.A.	Production

Palmar Largo Formosa	30.00%		Pluspetrol S.A.	Production

Puesto Hernández Neuquén and Mendoza	61.55%		Pecom Energía S.A.	Production

Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	Production

San Roque Neuquén	34.11%		Total Austral S.A.	Exploration and production

Tierra del Fuego Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	Production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2004, YPF has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas, having an interest between 30% and 100%.

Additionally, certain YPF’ subsidiaries participate in certain exploration and production agreements in Guyana and in the Gulf of Mexico.

The assets and liabilities and production costs of the joint ventures and other agreements as of December 31, 2004, 2003 and 2002 included in the financial statements are as follows:

	2004	2003	2002
Current assets	85	82	120
Noncurrent assets	1,912	1,792	1,661

Total assets	1,997	1,874	1,781

Current liabilities	197	208	219
Noncurrent liabilities	137	133	44

Total liabilities	334	341	263

Production costs	775	665	667

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2004, 2003 and 2002, from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2004						2003					2002
	Trade receivables	Other receivables		Accounts payable	Loans		Trade receivables	Other receivables		Accounts payable	Loans	Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Current	Current	Noncurrent	Current	Current	Noncurrent
Jointly Controlled Companies:
Petroken Petroquímica Ensenada S.A. (“Petroken”)	38	—	—	1	—	—	20	—	—	—	—	13	—	—	—	—	—
Profertil S.A.	—	1	—	13	—	—	4	19	—	1	—	4	55	—	4	—	—
Mega	101	2	—	—	—	—	72	19	—	13	—	141	1	19	—	—	—
Refinería del Norte S.A. (“Refinor”)	17	—	—	3	—	—	31	—	—	28	—	45	1	—	11	—	—

	156	3	—	17	—	—	127	38	—	42	—	203	57	19	15	—	—

Companies under Significant Influence:	173	1	—	47	—	—	91	22	—	35	4	71	45	—	66	—	5

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	1,305	—	26	—	—	—	1,385	—	33	—	—	1,394	—	26	—	—
Repsol YPF Transporte y Trading S.A.	53	—	—	28	—	—	148	—	—	—	—	159	—	—	—	—	—
Repsol YPF Gas S.A.	16	21	32	—	—	—	10	22	48	2	—	13	30	63	—	—	—
Repsol YPF Gas Chile Ltda.	—	4	323	—	—	—	—	8	299	—	—	—	—	365	—	—	—
Repsol YPF Brasil S.A.	11	18	262	18	—	—	21	25	256	14	—	18	313	—	—	—	—
Repsol International Finance B.V.	—	1,745	—	—	—	—	—	4,393	—	—	—	—	2,716	—	—	32	—
Repsol Netherlands Finance B.V.	—	—	—	—	2	71	—	—	—	—	44	—	—	—	—	346	—
Empresa Petrolera Andina S.A. (“Andina”)	—	—	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—
Others	60	13	—	36	—	—	31	13	12	18	—	13	15	—	11	—	—

	140	3,106	617	108	2	71	210	5,846	615	67	44	203	4,469	428	37	378	—

	469	3,110	617	172	2	71	428	5,906	615	144	48	477	4,571	447	118	378	5

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2004, 2003 and 2002, include the following:

	2004				2003				2002
	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans operations (debit) credit	Interests gain (loss)
Jointly Controlled Companies:
Petroken	91	3	—	—	72	1	—	—	62	1	—	—
Profertil S.A.	34	65	18	—	24	36	25	3	32	15	10	4
Mega	378	—	16	(1)	256	—	—	1	182	—	(21)	1
Refinor	133	70	—	—	132	63	—	—	106	43	—	—

	636	138	34	(1)	484	100	25	4	382	59	(11)	5

Companies under Significant Influence:	805	244	—	—	461	230	—	—	283	245	—	—

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	20	185	51	—	19	(134)	49	1	19	(83)	34
Repsol YPF Transporte y Trading S.A.	636	155	—	—	1,225	34	—	—	1,412	377	—	—
Repsol YPF Brasil S.A.	70	5	—	14	64	2	—	16	55	—	25	20
Repsol YPF Gas S.A.	193	2	17	7	170	1	27	5	116	—	28	6
Repsol International Finance B.V.	—	—	2,714	34	—	—	(1,998)	47	—	—	(1,791)	15
Repsol Netherlands Finance B.V.	—	—	30	—	—	—	(32)	(6)	—	—	(1,887)	(80)
Others	185	170	—	18	291	10	25	11	50	11	207	25

	1,084	352	2,946	124	1,750	66	(2,112)	122	1,634	407	(3,501)	20

	2,525	734	2,980	123	2,695	396	(2,087)	126	2,299	711	(3,512)	25

8.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF organizes its business into five segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as natural gas sales and crude oil intersegment sales (“Exploration and Production”); the refining and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); the marketing of certain natural gas liquids and electric power generation (“Natural Gas and Electricity”); and other activities, not falling into these categories, which principally include corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. past operations mentioned in Note 10.b (“Corporate and Other”).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Natural Gas and Electricity		Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2004
Net sales to unrelated parties	1,829	13,144	1,958	335		140	—	17,406
Net sales to related parties	510	1,773	—	242		—	—	2,525
Net intersegment sales	11,457	891	188	—		126	(12,662)	—

Net sales	13,796	15,808	2,146	577	(1)	266	(12,662)	19,931

Operating income (loss)	6,878	1,324	564	262		(430)	(127)	8,471
Income on long-term investments	7	11	102	34		—	—	154
Depreciation	1,957	371	82	29		31	—	2,470
Acquisitions of fixed assets	2,599	434	86	3		52	—	3,174
Assets	15,778	8,244	2,143	984		4,616	(843)	30,922
Year ended December 31, 2003
Net sales to unrelated parties	1,208	11,856	1,369	267		119	—	14,819
Net sales to related parties	383	2,161	—	151		—	—	2,695
Net intersegment sales	10,547	650	184	—		117	(11,498)	—

Net sales	12,138	14,667	1,553	418	(1)	236	(11,498)	17,514

Operating income (loss)	6,182	1,527	387	180		(311)	(10)	7,955
Income on long-term investments	17	15	69	49		—	—	150
Depreciation	1,812	367	72	27		29	—	2,307
Acquisitions of fixed assets	2,281	180	47	4		39	—	2,551
Assets	15,508	7,240	1,985	1,018		7,788	(595)	32,944
Year ended December 31, 2002
Net sales to unrelated parties	1,427	11,663	1,216	240		205	—	14,751
Net sales to related parties	253	1,955	—	91		—	—	2,299
Net intersegment sales	11,322	778	367	16		258	(12,741)	—

Net sales	13,002	14,396	1,583	347	(1)	463	(12,741)	17,050

Operating income (loss)	6,666	(126)	340	137		(300)	(21)	6,696
Income on long-term investments	(7)	64	—	(507)		—	—	(450)
Depreciation	1,643	333	128	78		32	—	2,214
Acquisitions of fixed assets	2,255	298	148	150		47	—	2,898
Assets	17,393	8,563	1,877	772		3,828	(677)	31,756

(1)	Natural gas sales are recorded in the Exploration and Production segment.

Export revenues for the years ended December 31, 2004, 2003 and 2002 were 7,875, 7,422 and 8,605, respectively. The export sales were mainly to the United States of America, Brazil and Chile.

9.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and are paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 29, 23 and 25 for the years ended December 31, 2004, 2003 and 2002, respectively.

b)	Retirement Plan:

Effective March 1, 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive YPF’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 5, 5 and 4 for the years ended December 31, 2004, 2003 and 2002, respectively.

10.	COMMITMENTS AND CONTINGENCIES

a)	Reserve for pending lawsuits:

It has been established to afford lawsuits which are probable and can be reasonably estimated. In the opinion of Management and its external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of the issuance of these financial statements, of the possible outcome of the mentioned lawsuits, including counsel fees and judicial expenses (Note 17.c).

Additionally, YPF has received claims for approximately 592, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies. YPF has also received 148, mainly related to labour lawsuits, claims with adverse outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outflows related to such claims.

b)	Other matters:

Contractual commitments:

In June 1998 and December 2001, YPF has received from crude oil purchasers advanced payments for future crude oil commitments deliveries for approximately US$ 315 million and US$ 400 million, respectively. Under the terms of these agreements, YPF has agreed to sell and deliver approximately 23.9 million and 24.1 million crude oil barrels during the term of ten and seven years, respectively. To satisfy the contract deliveries, YPF may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. These payments have been classified as “Net advances from crude oil purchasers” on the balance sheet and are being reduced as crude oil is delivered to the purchasers under the terms of the contracts. As of December 31, 2004, approximately 22 million crude oil barrels are pending of delivery.

Operating leases:

As of December 31, 2004, the main lease contracts, which began its execution after January 1, 2003, mainly correspond to the rental of oil and gas production facilities. Charges recognized under these contracts corresponding to the year ended December 31, 2004 and 2003, amounted to 48 and 52, respectively.

As of December 31, 2004, future estimated payments related to these contracts are as follows:

	Within one year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years
Future estimated payments	60	73	33	38	1

Tax claims of YPF:

On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims. The Company has appealed such resolution in the National Fiscal Court.

The AFIP has also filed a claim in connection with the calculation of the Hydro Infrastructure and Gas oil rates related to gasoline and gas oil export sales from January to December 2002 and from June 2001 to March 2002, respectively, for a total amount of 176 plus interests. Management believes, based upon the opinion of its external counsel, that strong legal and constitutional reasons exist to consider that those claims are without merit and YPF has challenged those claims through a legal presentation.

Additionally, YPF has received several claims from the AFIP and from the provincial and municipal fiscal authorities. Management and its external counsel believe, based on the available information, that these claims will not have significant adverse effects on the results of future operations.

Liabilities and contingencies assumed by the Argentine Government:

The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity.

As of December 31, 2004, all claims related to the predecessor presented to YPF have been or are in the process of being formally notified to the Argentine Government.

Environmental liabilities of YPF:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management of YPF believes that YPF’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

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

As of December 31, 2004, YPF has reserved all environmental contingencies which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on YPF’s existing remediation program amounting to 142. Future legislative and technological changes may cause a re-evaluation of the estimates. YPF cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws or regulations will be administered or enforced. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Environmental liabilities and tax claims of YPF Holdings Inc.—a wholly owned subsidiary of YPF:

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“TS”), wholly owned subsidiaries of YPF Holdings Inc., have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”). YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial tasks, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of December 31, 2004, reserves for the environmental contingencies amounted to approximately 289. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The total expended by YPF Holdings Inc. under this cost sharing arrangement was approximately US$ 70 million as of December 31, 2004. The remaining portion of this cost sharing arrangement (16 as of December 31, 2004) has been reserved. In the following discussions concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and TS. As indicated above, TS is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. In 1998, the EPA approved the remedial design. TS believes the construction of the approved remedy has been completed and has submitted to the EPA its report in connection with the required optimization phase, which included testing and related operations. TS is awaiting the EPA’s response to such report so that it may move beyond the optimization phase. This work was supervised and paid for by TS pursuant to the above described indemnification obligation to Occidental. YPF Holdings Inc. has fully reserved the estimated costs required to conduct ongoing operation and maintenance of such remedy, at an average cost of approximately US$ 1 million annually, for 10 years from and after January 1, 2004.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS is conducting further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area is also being examined as a part of TS’ studies. YPF Holdings Inc. currently expects the testing and studies to be completed in 2005 and the cost to be incurred are approximately 9 after December 31, 2004, which amount has been fully reserved. Maxus and TS have been conducting similar studies under their own auspices for several years. In addition, the EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Initiative (the “PRRI”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRI. Additional parties are currently negotiating to join in helping fund the EPA’s activities in this regard, eight additional parties having sent letters of intent to participate. The EPA has agreed to amend the order regarding this study when a total of nine additional parties (making a total of 40 entities) agree to participate. TS’ estimated share of the cost of this remedial investigation and feasibility study is 1 over the next three years, which amount has been fully reserved. As of December 31, 2004, there is a total of 35 reserved in connection with continuing such other studies and related matters related to the Passaic River and the Newark Bay (see discussion of the DEP’s Directive No. 1 and the Administrative Order on Consent (the “AOC”) below). Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or Newark Bay.

On September 19, 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRI, a congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS have filed a response to Directive No. 1 on behalf of themselves and Occidental, as successor to Chemicals, which sets forth both how these parties are complying with Directive No. 1 and certain defenses thereto. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

On February 13, 2004, the EPA and Occidental entered into the AOC pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. TS presented a proposed initial work plan to the EPA. TS anticipates that the initial work plan, a study that would include sampling in Newark Bay, will be approved in early 2005. TS currently plans to conduct this study in 2005 at an estimated cost of 13. Such amount has been fully reserved. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required. In January 2005, several environmental groups sued the U.S. Army Corps of Engineers (the “Army Corps”) challenging the Army Corps’ failure to prepare a supplemental environmental impact statement that plaintiffs’ allege is required in connection with a dredging project proposed for New York—New Jersey Harbor. Although neither YPF Holdings Inc. nor any of its subsidiaries is a party to this lawsuit, it could impact the timing, cost and approval of the proposed initial work plan.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny’s Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is providing financial assurance in the amount of US$ 20 million for performance of the work. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While TS has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. The results of the DEP’s review of these reports could increase the cost of any further remediation that may be required. YPF Holdings Inc. has reserved its best estimate of the remaining cost to perform the investigations and remedial work as being approximately 75 as of December 31, 2004. Also, the DEP has indicated that it expects Occidental and Maxus to participate with the other chromium manufacturers in the funding of certain remedial activities with respect to a number of so-called “orphan” chrome sites located in Hudson County, New Jersey. Occidental and Maxus have declined participation as to those sites for which there is no evidence of the presence of residue generated by Chemicals. The State of New Jersey has expressed an increased interest in possibly instituting legal action seeking recovery of its expenditures in connection with these sites. The parties have settled the DEP’s claims of natural resource damages related to chromite ore residue both at said orphan sites and other known and unknown sites in Hudson and Essex Counties, New Jersey. While Maxus and TS expect settlement discussions to continue on the other aspects of the DEP’s claims, there can be no assurance of a negotiated resolution to these claims. In addition, in June 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River, near the former Kerny Plant. TS, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue. The Governor of New Jersey issued an Executive Order requiring state agencies to provide specific justification for any state requirements more stringent than federal requirements. In 1998, the DEP proposed new soil action levels for chromium. While the proposal remains incomplete in certain regards, the DEP is currently reviewing the proposed action levels.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”) issued its Director’s Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville Works area. TS has agreed to participate in the RIFS as required by the Director’s Order. TS submitted the remedial investigation report to the

OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. As of December 31, 2004, it is estimated that the remaining cost of performing the RIFS will be approximately 2. In addition, in the third quarter of 2004 and first quarter of 2005, the OEPA approved certain work, including the remediation of the site of a former cement plant, remediation of a former aluminum smelting plant and work associated with the development plans discussed below. TS expects these works to begin in 2005 and estimates its share of the costs associated with these projects to be approximately 26. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. In spite of the many remedial, maintenance and monitoring activities performed, the former Painesville Works site has been proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. YPF Holdings Inc. has reserved a total of 28 as of December 31, 2004 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. TS has entered into an agreement with a developer for the possible development and use of all or portions of this site. However, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At December 31, 2004, YPF Holdings Inc. has reserved approximately 11 in connection with its estimated share of costs related to these sites.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. Chemicals conveyed the Greens Bayou facility to a company in which it owned a 50% interest in 1983 and later conveyed its interest in that company to Maxus. Subsequently in 1985, Maxus acquired a full ownership interest in the company and then conveyed all of its interest in such company to a third party. TS is handling this matter on behalf of Occidental. While some of the substances of concern may have been manufactured at the Greens Bayou facility prior to these conveyances, TS and Maxus believe that most of any contamination of the Port’s property that may have emanated from the Greens Bayou facility occurred after the conveyance of the company in 1985 or has been remediated. The Port’s claims have been settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility, an agreement by another defendant to purchase a tract of land for up to US$ 5 million, and an agreement to indemnify the Port up to an aggregate of US$ 20 million in respect of certain matters. Based on current estimates, the cost of such remediation is not expected to exceed a total of US$ 44 million. Pursuant to a cost sharing agreement among the defendants, TS (on behalf of Occidental) contributed US$ 6 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. The hearing in this arbitration was completed on October 14, 2004, and the arbitral tribunal issued its final award on January 7, 2005, after having issued an initial award in November 2004. The award, if it stands, would require TS (on behalf of Occidental) to pay the other defendants a total of approximately 76, and possibly interest (the “Current Payment Amount”), and bear approximately 70% of the costs of the aforesaid remediation. Maxus and TS paid approximately 82 into a trust account in December 2004, which amount is to be made available to pay the Current Payment Amount if required. While the parties to the arbitration have engaged in preliminary discussions concerning possible settlement, on February 7, 2005, Maxus and TS have filed a notice of appeal to a second arbitration panel pursuant to the parties’ arbitration agreement. There is no assurance of success on appeal or that the settlement discussions will result in an agreement. As of December 31, 2004, YPF Holdings Inc. accrued a total of 92 related to this matter.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. Both Maxus and Occidental filed motions for partial summary judgment. In 2002, the court granted Occidental’s and denied Maxus’ respective motions for partial summary judgment. In late 2004, the appellate court reversed the ruling of the trial court in certain respects and remanded the case for trial.

In 2001, the Texas State Comptroller assessed Midgard Energy Company, a subsidiary of YPF Holdings Inc., approximately 76 in Texas state franchise taxes, plus penalty and interest (currently estimated to be in excess of 150), for periods from 1997 back to 1984. The basis for the assessments essentially is the Comptroller’s attempt to characterize certain debt as capital contributions. This matter was settled in December 2004 for a total payment of approximately 15.

In 2001, the Texas State Comptroller also assessed Maxus Corporate Company, a former subsidiary of YPF Holdings Inc. that was merged into Maxus in December 1998, approximately 4 in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. On August 19, 2004, the administrative law judge issued a decision affirming approximately 3 of such assessment, plus penalty and interest. Although YPF Holdings Inc. believes the proposed decision is erroneous, it has paid the revised tax assessment, penalty and interest (a total of approximately 5) under protest. Maxus filed suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that (a) said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation, and (b) TS is not a party to said agreement. This matter currently is set for trial in late 2005. In a related development, in June 2003, the U.S. Supreme Court affirmed, by a four to four vote, a decision of the Second Circuit Court of Appeals, which held that the 1984 settlement of the claims of Vietnam veterans does not preclude certain Vietnam veterans from asserting claims alleging injury due to Agent Orange exposure. While Maxus believes there are a number of valid defenses to any claims that may be asserted by Vietnam veterans who are not bound by the terms of the 1984 settlement, it also believes that Occidental is responsible for any Agent Orange lawsuits filed after the September 4, 1986 cut-off date.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately 71 in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional 23 in withholding taxes, which the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believes this assessment is without substantial merit and has challenged same.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA and a lawsuit for damages brought by certain private parties. With respect to the EPA enforcement activities, Occidental is one of many PRPs that have been identified, and TS (which is handling this matter on behalf of Maxus) presently does not know the degree of Occidental’s alleged involvement as successor to Chemicals. Further, Occidental currently is not a defendant in the private lawsuit. Maxus is named as a defendant in this lawsuit; however, it believes it is improperly named.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF financial condition and results of operations. YPF has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

Liquefied petroleum gas market:

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to YPF. On January 20, 2004, YPF answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

On February 4, 2004, YPF filed a complaint appeal with the Criminal Economic Appellate Court (the “Court of Appeals”) as a consequence of Antitrust Board’s denial of YPF’s annulment request of the resolution that disposed the imputation, based on absence of majority and prejudment. On November 9, 2004, the Court of Appeals denied the annulment request based on absence of majority. Considering this resolution, YPF brought in an extraordinary petition and another appeal.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted the proceedings to the Civil and Commercial Appellate Court Room II for its resolution. As of the date of issuance of these financial statements, the mentioned Court has not taken a resolution.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by YPF and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

Agreement with the Federal Government and the Province of Neuquén:

On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

EDF International S.A. claim:

EDF International S.A. (“EDF”) has initiated an international arbitral proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. Under this process, EDF claims from Repsol YPF and YPF the payment of US$ 69 million in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A., corresponding to an adjustment in the sale price under the stock purchase agreement, alleging changes in the parity between Argentine peso and US dollar prior to December 31, 2001. YPF’s Management, based upon the opinion of external counsel, believes that EDF’s position is without merit, as the Convertibility Law No. 23,928 was repealed by the Law No. 25,561, approved on January 6, 2002.

Availability of foreign currency deriving from exports:

Decree No. 1,589/89 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1589/89 was implicitly abolished by Decree No. 1606/01.

On December 31, 2002, Decree No. 2,703/02 was enforced, ratifying from such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/01.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons in the period between the issuance of Decree No. 1,606/01 and the enforcement of Decree No. 2,703/02, YPF S.A. has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

Natural gas exports:

As a consequence of the resolutions taken by the Federal Government, which tend to rationalize natural gas exports in order to guarantee the natural gas local market supply, YPF has failed to fulfill certain supply obligations with foreign customers, alleging “force majeure” circumstances. Some customers have refused this allegation, stating that YPF is responsible for breaching the contractual supply obligation.

In January 2005, Empresa Nacional de Electricidad S.A. (“ENDESA”) notified YPF the beginning of an arbitral process to solve the dispute related to the alleged breach of a contractual clause to increase natural gas deliveries established in the export contract signed in June 2000 and asking the payment of a contractual penalty. As of the date of issuance of these financial statements, as Management and its external counsel are still analyzing the facts and merits of the case, the outcome of this matter can not be determined.

Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of YPF’s capital (subscribed capital plus adjustment to capital contributions). Consequently, the retained earnings are restricted by 244.

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders residents in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

12.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2004:

•	In July 2004, YPF through YPF Holdings Inc. sold, for an amount of US$ 43 million (approximately 128), its interest in Global, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of 47.

•	In October 2004, YPF through YPF International Ltd. sold, for an amount of US$ 41 million (approximately 122), its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of 92.

Additionally, subsequent to December 31, 2004, YPF sold its interests in PBBPolisur S.A. and Petroken, for an amount of US$ 97.5 million (approximately 290) and US$ 58 million (approximately 173), respectively (Note 2.c). As of the date of issuance of these financial statements, the sale of Petroken is subject to approval by the Antitrust Board. During the first quarter of 2005, the Company recorded a gain of 75 related to the sale of these investments.

During the year ended December 31, 2002:

•	In January 2002, YPF through YPF International Ltd. sold its interest in YPF Blora Ltd., YPF Maxus Southeast Sumatra, YPF Java Baratlaut B.V., YPF Madura Barat B.V., YPF Poleng B.V. and PT IIAPCO Services, which hold assets in Indonesia for a total amount of approximately US$ 174 million, recording a gain of 114.

•	In March 2002, YPF’s Board of Directors approved the transfer of YPF’s interest in Repsol YPF Chile Ltda. and Repsol YPF Gas Chile Ltda., companies resulted from the spin-off of YPF Chile S.A., to Repsol YPF and Repsol Butano S.A., respectively. On March 28, 2002, Repsol YPF Gas Chile Ltda. was transferred to Repsol Butano S.A. for US$ 45 million, recording a net loss of 25. On December 16, 2002, Repsol YPF Chile Ltda. was transferred to Repsol YPF for US$ 104 million, recording a net loss of 4.

•	In July 2002, YPF sold, at fair market value, its shares in Repsol YPF Santa Cruz S.A. (company spun off from YPF International Ltd.) to Repsol YPF for US$ 883 million, recording a gain of 605. Repsol YPF Santa Cruz S.A. held the investment in Andina and Maxus Bolivia Inc.

13.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Notes 14 and 15 and principally relate to the items discussed in the following paragraphs.

a.	Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, YPF has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2004, 2003 and 2002, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income, as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 2.98, 2.93 and 3.37 to US$ 1, as of December 31, 2004, 2003 and 2002, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. After giving retroactive effect to the sales mentioned in Note 12, the mentioned proportional consolidation generated an increase of 672, 2,022 and 1,379 in total assets and total liabilities as of December 31, 2004, 2003 and 2002, respectively, and an increase of 1,122, 760 and 1,019 in net sales and 640, 428 and 356 in operating income for the years ended December 31, 2004, 2003 and 2002, respectively.

c.	Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation and crude oil at replacement cost. Under U.S. GAAP, these inventories should be valued at historical cost. There have been no significant differences between inventory valued at replacement cost and at historical cost for the years presented.

d.	Impairment of long-lived assets

From January 1, 2003, under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to operations that were held pending sale or disposal, the Company’s policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, the Company performs the impairment review on an individual field basis. Other long-lived assets are aggregated so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long—Lived Assets”, by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, the Company estimates fair values using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustment under U.S. GAAP generated by the application of the impairment provisions as of December 31, 2004, 2003 and 2002 totalled 764, 692 and 985, respectively, for the YPF’s Exploration and Production Segment, and 9, 12 and 16, respectively, for the Refining and Marketing Segment corresponding to investments in controlled companies.

Impairment charges under U.S. GAAP amounted to 177, 6 and 45 for the years ended December 31, 2004, 2003 and 2002, respectively. The impairment recorded in the years 2004, 2003 and 2002 was the result of studies conducted that have revealed a decrease in oil and gas reserves.

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of 122, 174 and 144 for the years ended December 31, 2004, 2003 and 2002, respectively.

e.	Start-up and organization costs

Under Argentine GAAP, start-up and organization costs can be capitalized subject to recoverability through future revenues. These costs should be amortized in five years starting with the date the related plants and the facilities go into production. Under U.S. GAAP, start-up costs are expensed as incurred.

f.	Accounting for derivative instruments and hedging activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 provides that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Additionally, cash flow hedges’ gains or losses, related to the changes in their fair values, are initially deferred in Shareholders’ equity—Other Comprehensive Income (“OCI”) and are reclassified into income concurrently with the recognition in income of the cash flow items hedged. Under Argentine GAAP such changes in fair value of cash flow hedges are initially deferred in the account “Derivative instruments—temporary valuation differences” in the balance sheet (Note 2.k).

Considering transition provisions of new Argentine accounting standards, results corresponding to certain derivative instruments cancelled before January 1, 2003, were not retroactively modified for comparative purposes. Under U.S. GAAP the mentioned derivative instruments were valued at their fair value as of December 31, 2002.

The net after-tax amount expected to be reclassified from OCI within next 12 months is not material. The Company had no material ineffectiveness in any cash flow or fair value hedge for the years presented.

g.	Goodwill and other intangible assets

Under SFAS No. 142, intangible assets shall be initially recognized and measured based on their fair value. According to the Statement, an intangible asset with a finite useful life shall be amortized while goodwill and other intangible assets with an indefinite useful life shall not be amortized and will be subject to an impairment test. The provisions of this Statement were adopted by YPF as of January 1, 2002, with no impact either on U.S. GAAP earnings or shareholders’ equity.

Under Argentine GAAP, goodwill and other intangible assets are amortized over their estimated useful life using the straight-line method.

The effect on net income from amortization of goodwill arising from the acquisition of Global, operation discontinued in 2004, is included in “Goodwill” in the reconciliation in Note 14.

Additionally, under Argentine GAAP and according to Accounting Principles Board Opinion No. 18, during 2002, YPF has determined that an impairment loss of 74, as remeasured under U.S. GAAP, has been necessary to reduce the carrying value of the goodwill assigned to certain investees operating in business segments which were affected by Argentine economic crisis. The adjustment generated as of December 31, 2002, totalled 52 for the Chemical Segment, 16 for the Gas and Electricity Segment and 6 for the Refining and Marketing Segment. Impairment losses were measured as the amount by which the carrying amount of the assets exceeded the fair value of the assets. The Company estimated fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

In September 2004, the FASB issued FSP FAS No. 142-2, Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil and Gas producing entities.

SFAS No. 142 states that its provisions do not change the accounting prescribed in FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. FSP FAS No. 142-2 concludes that the scope exception in SFAS 142 extends to the balance sheet classification and disclosure provisions for drilling and mineral rights of oil and gas producing entities.

Adoption of FSP FAS No. 142-2 did not result in any reclassification of assets.

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

As displayed in Note 15.c, YPF Holdings Inc., a U.S. subsidiary, has a non-contributory defined benefit pension plan with an accumulated benefit obligation (“ABO”) in excess of the fair value of plan assets. According to SFAS No. 87, Employer’s Accounting for Pensions, if the ABO exceeds the fair value of plan assets, the employer shall recognize in the consolidated balance sheet a liability that is at least equal to the unfunded ABO. Recognition of an additional minimum liability is required if an unfunded ABO exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded ABO, or (c) no accrued or prepaid pension cost has been recognized.

Under U.S. GAAP, the Company must record the additional minimum liability referred to above as a component of OCI. Under Argentine GAAP, there is no requirement to record the additional minimum liability.

j.	Guarantors’ accounting and disclosure requirements for guarantees

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements ended after December 15, 2002. Adoption of this new interpretation had no material impact on the Company’s financial position or results of operations.

k.	Accounting for asset retirement obligations

SFAS No. 143, Accounting for Assets Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled.

There are no significant differences between provisions of SFAS No. 143 and Argentine GAAP as adopted by the Company. The activity with respect to retirement obligations is described in Note 15.d.

l.	Consolidation of variable interest entities—Interpretation of ARB No. 51

FIN No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Under Argentine GAAP consolidation is based on the control of corporate decisions through the shareholding (Note 1). FIN 46R is effective for the Company from January 1, 2004.

As of December 31, 2004, the Company has operations with two variable interest entities (“VIE”) which have been created in order to structure YPF’s future deliveries of oil (“FOS transactions”), as described in Note 10.b.

The structure of each of these FOS transactions is similar. YPF enters into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF is paid in advance for the future delivery of oil. The price of the oil to be delivered is calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to each oil supply agreement is a VIE incorporated in the Cayman Islands, which finances itself through the issuance of Notes. The oil to be delivered under each supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transactions. YPF’s exposure derives from crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil (Note 2.k).

Repsol YPF has guaranteed various of YPF’s obligations under the FOS transactions structure.

The effects of the consolidation as of December 31, 2004 of these VIE following the provisions of FIN 46R were accounted as cumulative effect of change in an accounting principle. The effect before taxes of such consolidation implied an increase in “Loans” account of 1,198 and current assets of 192, the elimination of “Net advances from crude oil purchasers” of 898 and a decrease in shareholders’ equity of 108 as of December 31, 2004, and an increase in Operating income of 77 and financial expense of 80 for the year ended December 31, 2004.

m.	Arrangements containing leases

EITF Issue No. 01-08, consented upon in May 2003, requires both parties in an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease. The consensus is being applied to arrangements agreed to or modified on or after January 1, 2004. There are no significant effects to the Company for the adoption of EITF Issue No. 01-08.

n.	Accounting treatment for retrospective premiums

YPF, through its indirect subsidiary Greenstone Assurance Limited, is a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated for its shareholders, all of whom are engaged in energy operations.

Pursuant to OIL’s Rating and Premium Plan, there is a withdrawal premium (the “Avoided Premium Surcharge” or “APS”) to which insured members are liable under certain circumstances which include cancellation and non-renewal of the policy. The APS is calculated by OIL at its sole discretion, it is final and the amount shall not exceed the applicable future premiums that the insured would have paid absent such cancellation or non-renewal, in respect of losses incurred before the date on which the cancellation or non-renewal takes place. Such obligation, in substance, is similar to a retrospective premium to recover past losses which is paid in any case, either through future premium payments (if the member remains in the company) or as a one-time payment if the member withdraws from OIL.

The effect on net income and shareholders’ equity under US GAAP for the year 2004 is included in “Retrospective premiums” in the reconciliation in Note 14.

o.	Share-based payment—FASB Statement No. 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123(R) that will require compensation costs related to share-based payment transaction to be recognized in the financial statements based on the grant-date fair value of the equity or liability instruments issued. This statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The company does not expect that the adoption of the provisions of SFAS No. 123(R) will have a material impact on its financial position or results of operations.

p.	Exchanges on nonmonetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, which exempts from fair value measurement the exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

q.	Inventory costs – FASB Statement No. 151, an amendment of ARB No. 43, Chapter 4

In November 2004, the FASB issued Statement No. 151 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

r.	Accounting for Suspended Well Costs—FSP FAS No. 19-1

In April 2005, the FASB staff issued FSP FAS No. 19-1 (“FSP”) to provide guidance on the accounting for exploratory well costs. The FSP amends the guidance in FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies, and applies to enterprises that use the successful efforts method of accounting.

The FSP provides that exploratory well costs should continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. The FSP provides some indicators of whether an enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. In addition, the FSP requires certain additional disclosures, including the costs of exploratory wells capitalized for more than one year from the date of completion.

The FSP should be applied to the first reporting period beginning after April 4, 2005. The Company does not expect the adoption of this FSP to have a significant impact on its financial position or results of operations.

s.	Reporting realized gains and losses on certain derivative instruments

In July 2003, the EITF reached consensus in EITF Issue No. 03-11 “Reporting Realized Gains and Losses on Derivative Instruments that are Subject to SFAS No. 133 and Not Held for Trading Purposes” determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company has not entered into derivative transactions after that date.

t.	Revenue recognition standards

The Company follows the guidance of Staff Accounting Bulletin No. 104, issued by the SEC in December 2003.

With regards to the shipping and handling fees and costs, the accounting under Argentine GAAP of revenues and expenses does not present differences with U.S. GAAP as regulated under EITF No. 00-10. Where applicable, amounts billed to customers for shipping and handling have been included in the income statement as operating revenues. In those instances, the costs associated with such revenues that have been incurred with third parties have been included in the income statement as selling expenses.

Additionally, during the years ended December 31, 2004, 2003 and 2002, the Company has not entered into any significant buy and sell agreement to exchange crude oil or refined products, with the aim of obtaining the optimum grade of crude for refining, to manage supply and demand imbalances, to re-grade refined product output, to minimize transportation costs or with any other purpose.

u.	FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations

In March 2005, the FASB issued Interpretation 47. This Interpretation clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is conditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists to make a reasonable estimate of the fair value of the obligation.

Interpretation 47 is effective for fiscal years ending after December 15, 2005. The Company does not anticipate that the implementation of the provisions of FIN 47 will have a material effect on its financial position or on the results of operations.

v.	SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005 the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20: (i) for reporting the correction of an error in previously issued financial statements, (ii) for a change in accounting estimate, and (iii) requiring justification of a change in accounting principle on the basis of preferability.

YPF believes that the initial application of the provisions of this Interpretation will not have a material impact on its financial position, cash flows or results of operations.

14.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2004, 2003 and 2002, and to shareholders’ equity as of December 31, 2004, 2003 and 2002, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2004	2003	2002
Net income from continuing operations according to Argentine GAAP	4,734	4,613	3,629
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1 and 13.a)	1,010	1,386	(545)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	(1,447)	(1,629)	1,382
Interest from accounts receivable with related parties (Note 13.h)	(3)	(48)	(623)
Start-up and organization costs amortization (Note 13.e)	10	15	19
Impairment of long-lived assets (Note 13.d)	(55)	168	99
Consolidation of VIEs (Note 13.l)	(3)	—	—
Derivative instruments (Note 13.f)	—	—	47
Retrospective premiums (Note 13.n)	(123)	—	—
Deferred income tax (1)	(2)	(89)	(490)
Other	—	—	(12)

Net income from continuing operations	4,121	4,416	3,506

Income (loss) on discontinued operations and income from sale of discontinued operations in accordance with Argentine GAAP	142	15	(13)
Increase (decrease) due to goodwill	(9)	4	5

Income (loss) on discontinued operations in accordance with U.S. GAAP	133	19	(8)

Net income before cumulative effect of changes in accounting principles in accordance with U.S. GAAP	4,254	4,435	3,498

Cumulative effect of changes in accounting principles—Consolidation of VIEs (net of 36 from income tax benefit) (Note 13.l)	(68)	—	—

Net income in accordance with U.S. GAAP	4,186	4,435	3,498

Shareholders’ equity according to Argentine GAAP	22,087	22,534	20,896
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1 and 13.a)	(7,200)	(8,210)	(10,944)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	11,094	12,241	18,865
Accounts receivable with related parties (Note 13.h)	(1,318)	(1,315)	(1,384)
Start-up and organization costs (Note 13.e)	(23)	(32)	(54)
Impairment of long-lived assets (Note 13.d)	(773)	(704)	(1,001)
Consolidation of variable interest entities (Note 13.l)	(108)	—	—
Retrospective premiums (Note 13.n)	(125)	—	—
Goodwill	—	9	5
Deferred income taxes (1)	46	4	106
Other comprehensive income:
Derivative instruments and hedging activities (Note 13.f)	(4)	(10)	(17)
Minimum liability under pension plan (Note 13.i and 15.c)	(170)	(183)	(169)

Shareholders’ equity in accordance with U.S. GAAP	23,506	24,334	26,303

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The summarized balance sheets as of December 31, 2004, 2003 and 2002, and statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

Summarized balance sheets

	2004	2003(1)	2002(1)
Current assets	7,180	8,754	7,572
Fixed assets	22,229	22,356	26,097
Other noncurrent assets	3,131	3,015	2,611

Total assets	32,540	34,125	36,280

Current liabilities	4,295	6,308	4,776
Noncurrent liabilities	4,739	3,483	5,201
Shareholders’ equity	23,506	24,334	26,303

Total liabilities and shareholders’ equity	32,540	34,125	36,280

(1)	The effect of discontinued operations following SFAS 144 guidance is not significant.

Summarized statements of income

	2004	2003	2002
Net sales	19,253	16,934	15,021
Operating income (Note 15.a)	6,550	7,567	5,173
Net income from continuing operations	4,121	4,416	3,506
Income (loss) on discontinued operations	3	19	(8)
Income from sale of discontinued operations	130	—	—
Net income before cumulative effect of changes in accounting principles	4,254	4,435	3,498
Cumulative effect of changes in accounting principles	(68)	—	—
Net income	4,186	4,435	3,498
Earnings per share, basic and diluted:
Net income from continuing operations	10.48	11.23	8.91
Income (loss) on discontinued operations and income from sale of discontinued operations	0.33	0.05	(0.02)
Cumulative effect of changes in accounting principles	(0.17)	—	—

Net income	10.64	11.28	8.89

Summarized statements of cash flows

	2004	2003(2)	2002(2)
Net cash flow provided by operating activities	8,078	7,126	4,915
Net cash flow used in investing activities	(2,549)	(2,399)	(1,127)
Net cash flow used in financing activities	(5,925)	(4,434)	(3,373)

(Decrease) Increase in cash and equivalents	(396)	293	415

Cash and equivalents at the beginning of years	927	659	143
Exchange differences from cash and equivalents	3	(25)	101

Cash and equivalents at the end of years	534	927	659

Cash and equivalents at the end of years are comprised as follows:

	2004	2003(2)	2002(2)
Cash	283	264	248
Cash equivalents (1)	251	663	411

Cash and equivalents at the end of years (3)	534	927	659

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	The effect of discontinued operations following SFAS 144 guidance is not significant.
(3)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The principal transactions not affecting cash consisted of dividends paid in kind during 2002, increases in assets related to hydrocarbon well abandonment costs and consumption of fixed assets allowances for the years ended December 31, 2004, 2003 and 2002.

15.	ADDITIONAL U.S. GAAP DISCLOSURES (EXCEPT OIL AND GAS DISCLOSURES, NOTE 16)

a)	Consolidated operating income (loss)

Under U.S. GAAP, costs charged to income for environmental remediations, holding gains (losses) on inventories, impairment of long-lived assets, the proportional consolidation of jointly controlled companies, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 14 is approximately the same as comprehensive income as defined by SFAS No. 130 for all periods presented, except for the effect in the years 2004, 2003 and 2002 of the following items, that should be included in comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

	2004		2003		2002
Effect arising from the translation into reporting currency	13,913	(3)	13,619	(3)	17,095	(3)
Minimum liability under pension plan	(170	)(2)	(183	)(2)	(169	)(2)
Changes in fair value of derivative instruments and hedging activities	(4	)(1)	(10	)(1)	(17	)(1)

Comprehensive income at the end of years	13,739		13,426		16,909

(1)	Tax effect is not significant.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.
(3)	Has no tax effect.

c)	Pensions and other postretirement and postemployment benefits

Pensions

YPF, through YPF Holdings Inc., has a number of trustee noncontributory pension plans covering substantially all full-time employees. YPF’s funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate. The benefits related to the plans are based on years of service and compensation earned during years of employment. YPF also has a noncontributory supplemental retirement plan for executive officers and selected key employees. Key information of these plans as of the date of the last actuarial report, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year, is as follows:

	2004	2003	2002
Change in benefit obligation
Benefit obligation, beginning of year	343	284	323
Effect of change in measurement date	(5)	—	—
Service cost	3	2	2
Interest cost	20	17	22
Actuarial loss	24	89	28
Benefits paid	(15)	(11)	(49)
Settlements	(26)	(43)	—

Benefit obligation, end of year	344	338	326

Change in plans assets
Fair market value of assets, beginning of year	199	215	294
Effect of change in measurement date	3	—	—
Actual return on assets	20	30	(19)
Asset adjustment to match Northern Trust statements	—	—	(2)
Employer contributions	13	5	22
Benefits paid	(41)	(54)	(49)

Fair market value of assets, end of year	194	196	246

Net periodic pension cost for each period from January 1 through December 31, 2004, 2003 and 2002
Service cost	3	2	2
Interest cost	20	17	22
Expected return on assets	(15)	(17)	(25)
Amortization of net loss	15	11	8

Net period pension cost	23	13	7

Recognized settlement loss	14	26	16

Total pension cost	37	39	23

Funded status
Accumulated benefit obligation	338	332	319
Projected benefit obligation	344	338	326
Fair value of plan assets	194	196	246

Funded status	(150)	(142)	(80)
Unrecognized net loss	173	188	171

Net amount recognized	23	46	91

Amounts recognized in the statement of financial position consist of:
Accrued pension liabilities	(147)	(137)	(78)
Accumulated other comprehensive income	170	183	169

Net amount recognized	23	46	91

Weighted average assumptions (1):
Discount rate	5.75%	6.25%	7.0%
Expected rate of return on assets	8.5%	9.0%	9.0%
Expected rate of compensation increase	4.5-5.5%	4.5-5.5%	4.5-5.5%

(1)	For measurement purposes, plans assets and liabilities were valued as of December 31, 2004 and October 31, 2003 and 2002 for the years ended December 31, 2004, 2003 and 2002, respectively.

The projected benefit obligation was 344, 338 and 326, the accumulated benefit obligation was 338, 332 and 319, and the fair value of plan assets was 194, 196 and 246 for the pension plans with accumulated benefit obligations in excess of plan assets, as of December 31, 2004, 2003 and 2002, respectively.

Other postretirement and postemployment benefits

YPF, through YPF Holdings Inc., provides certain health care and life insurance benefits for eligible retired employees and certain insurance and other postemployment benefits for eligible individuals whose employment is terminated by YPF prior to their normal retirement. YPF accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and service requirements. YPF accounts for benefits provided after employment but before retirement by accruing the estimated cost of postemployment benefits when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. YPF’s policy is to fund other postretirement and postemployment benefit as claims are incurred. Key information as of the date of the last actuarial report, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year, is as follows:

	2004	2003	2002
Components of net periodic post-retirement benefit cost for the period from January 1 through December 31, 2004, 2003 and 2002
Interest cost on accumulated post-retirement benefit obligation	8	8	9
Recognized net actuarial loss	4	2	1

Net periodic post-retirement benefit costs	12	10	10

Change in benefit obligation
Accumulated post-retirement benefit obligation, beginning of year	145	118	137
Effect of change in measurement date	(1)	—	—
Interest cost	8	8	9
Plan participants’ contributions	2	2	2
Actuarial loss	1	29	2
Benefits paid	(16)	(14)	(15)

Accumulated post-retirement benefit obligation, end of year	139	143	135

Change in plan assets
Fair market value of plan assets, beginning of year	—	—	—
Employer contributions	15	12	13
Plan participants’ contributions	2	2	2
Benefits paid	(17)	(14)	(15)

Fair market value of plan assets, end of year	—	—	—

Reconciliation of funded status:
Funded status	(139)	(143)	(134)
Employer contributions paid after October 31 and before December 31	—	3	—
Unrecognized actuarial loss	52	51	27

Net liability at end of year	(87)	(89)	(107)

The Company recognized the subsidy available under the Medicare Prescription Drug Improvement and Modernization Act of 2003. This decreased the 2004 net periodic post-retirement benefit cost by 2 and decreased the accumulated post-retirement benefit obligation at January 1, 2004 by 16.

	2004	2003	2002
Assumptions used for post-retirement benefits accounting(1)
Discount rate	5.75%	6.25%	7.00%

(1)	For measurement purposes, plan liabilities were valued as of December 31, 2004 and October 31, 2003 and 2002 for the years ended December 31, 2004, 2003 and 2002, respectively.

For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate is assumed to decrease by 1% each year to 5% for 2009 and remain level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trends rates would have the following effects:

	2004		2003
	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase
Effect on total of service and interest cost components	(1)	1	(1)	1
Effect on year-end postretirement benefit obligation	(10)	12	(11)	12

The Company also provides for medical and death benefits to disabled employees and death benefits for certain former and retired executives. Total liabilities amount to 7, 12 and 6 and the discounts rates used to calculate these liabilities were 5.75%, 6.25% and 7.0% as of December 31, 2004, 2003 and 2002, respectively.

The expected long-term rate of return on pension fund assets was determined based on input from our investment consultants and the projected long-term returns of broad equity and bond indices. The Company anticipates that on the average the investment managers for each of the plans will generate long-term rates of return of at least 8.5 percent. The long-term rate of return is based on an asset allocation assumption of about 70 percent equity securities and 30 percent fixed income securities. The company regularly reviews its actual asset allocation and rebalances its investments when it is considered appropriate. The Company will continue to evaluate its long-term rate of return assumptions at least annually and will adjust them as necessary.

	Target 2004	Percentage of plan assets December 31
		2004	2003
Asset Category
Equity securities	70%	72%	71%
Debt securities	30%	28%	29%

Total	100%	100%	100%

The plan assets did not include a significant amount of stock of the Company or any affiliated company.

Estimated future benefit payments are as follows:

		Other benefits
	Pension Benefits	Gross Benefit Payments	Implied Medicare Subsidy
2005	30	13	—
2006	31	14	1
2007	28	14	1
2008	28	14	1
2009	28	14	1
2010–2014	163	63	6

The Company expects to make cash contributions to its pension trusts of 22 in 2005. Expected retiree medical payments for 2005 are 13.

The Company also has a defined contribution plan. The plan allows for participant contributions of up to 10% of the participant’s annual eligible earning with a Company matching contribution of one dollar for each dollar contributed up to a maximum 6% of participant’s compensation. The Company made contributions of 1 and 1 in 2004 and 2003, respectively.

d)	Hydrocarbon well abandonment obligations

Under provisions of Resolution No. 5/96 of the Argentinean Secretary of Energy, the Company has the obligation to incur in costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amount of hydrocarbon well abandonment obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year, is as follows:

	2004	2003
Aggregate hydrocarbon well abandonment obligation, beginning of year	353	199
Revision in estimated cash flows	251	128
Obligations incurred	44	4
Accretion expense	9	17
Obligations settled	(9)	(1)

Aggregate hydrocarbon well abandonment obligation, end of year	648	347

e)	Additional U.S. GAAP disclosures related with commitments and contingencies

The Company has recorded reserves for contingencies and claims which are probable and can be reasonably estimated, however, changes in circumstances could result in changes, including additions, to such reserves. In connection with certain of the commitments and contingencies described in Note 10 a. and b., based on Management’s expectations and in consultation with legal counsel, the Company has charged to Other expenses, net for the year ended December 31, 2004, 257 for tax and regulatory claims, 333 for environmental remediation and 284 for pending lawsuits.

f)	Contractual relationships with service stations

Included below is a summarized discussion of the activities and the corresponding accounting treatment provided to the service stations based on the existing differences in ownership or levels of control. No differences have been identified in this respect between the accounting treatment provided under Argentine GAAP and U.S. GAAP.

Controlled stations: Includes service stations directly managed by YPF or its subsidiaries (company-owned, company-operated—“COCO”). In this case, YPF, as the manager of the point of sale, is charged with the marketing of the oil products, the non-oil products (sold in the shops) and any ancillary services provided at the point of sale (car wash, cleaning, etc.). Accordingly, product sales are accounted for when the risks and rewards of the property are transferred to the end-consumer.

Flagged stations: Includes dealer-owned, dealer-operated (“DODO”) service stations. These stations are owned by third parties with which YPF has signed a contract that entitles it (i) to become the exclusive supplier and (ii) to brand the service station with its corporate image. The average contract term is 8 years.

Typically, the owner of the service station markets the product by account of YPF on consignment basis (i.e. earning a fee). Accordingly, the Company records the revenue arising from the sale of the product less the corresponding marketing fee for the product sold when the risks and rewards of the product are transferred to the end-consumer.

The Company signs exclusive distribution agreements with service stations to market YPF’s oil products for a specified period of time under its brand name. Upon signing of the contracts, the service stations agree to exclusively sell YPF’s gasoline and other products. YPF, provides a guaranteed loan to the service station’s owner to refurbishing and improvement of such service stations. The contracts are established for a defined period of time, and may be renewed beyond the initial term. Under Argentine and U.S. GAAP, YPF capitalizes such costs as Other receivables—Loans to clients.

g)	Operating leases

In addition to the main lease contracts under Argentine GAAP (which is effective for contracts signed after January 1, 2003), included in note 10 b), the Company is part of other contracts that are considered operating lease under U.S. GAAP. Charges recognized under these contracts corresponding to the years ended December 31, 2004 and 2003, amounted to 174 and 89, respectively.

As of December 31, 2004, future estimated payments related to these additional contracts are as follows:

	Within one year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Future estimated payments	190	131	104	96	92	223

16.	OIL AND GAS DISCLOSURES (Unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, “Disclosures about Oil and Gas Producing Activities”.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2004, 2003 and 2002:

	2004
	Argentina	Other Foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	41,239	23	41,262
Support equipment and facilities	863	—	863
Uncompleted wells, equipment and facilities	901	60	961
Unproved oil and gas properties	65	45	110

Total capitalized costs	43,068	128	43,196
Accumulated depreciation and valuation allowances	(28,696)	(16)	(28,712)

Net capitalized costs	14,372	112	14,484

Investees’ net capitalized costs	104	—	104

	2003
	Argentina	Other Foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	39,013	46		39,059
Support equipment and facilities	782	—		782
Uncompleted wells, equipment and facilities	987	93		1,080
Unproved oil and gas properties	—	50		50

Total capitalized costs	40,782	189		40,971
Accumulated depreciation and valuation allowances	(26,767)	(14)		(26,781)

Net capitalized costs	14,015	175	(1)	14,190

Investees’ net capitalized costs	102	—		102

	2002
	Argentina	Other Foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	37,084	55		37,139
Support equipment and facilities	740	3		743
Uncompleted wells, equipment and facilities	988	14		1,002
Unproved oil and gas properties	—	39		39

Total capitalized costs	38,812	111		38,923
Accumulated depreciation and valuation allowances	(25,004)	(20)		(25,024)

Net capitalized costs	13,808	91	(1)	13,899

Investees’ net capitalized costs	135	—		135

(1)	Includes capitalized costs related to properties sold during the year 2004, as mentioned in Note 12.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2004, 2003 and 2002:

	2004
	Argentina	Other Foreign		Worldwide
Acquisition of properties
Unproved	—	6		6
Exploration costs	297	108		405
Development costs	2,235	12		2,247

Total costs incurred	2,532	126	(1)	2,658

Investees’ total costs incurred	11	—		11

	2003
	Argentina	Other Foreign		Worldwide
Acquisition of properties
Unproved	—	20		20
Exploration costs	215	208		423
Development costs	1,900	2		1,902

Total costs incurred	2,115	230	(1)	2,345

Investees’ total costs incurred	6	—		6

	2002
	Argentina	Rest of South America		Other Foreign		Worldwide
Acquisition of properties
Unproved	—	—		4		4
Exploration costs	147	5		73		225
Development costs	2,040	24		3		2,067

Total costs incurred	2,187	29		80	(1)	2,296

Investees’ total costs incurred	27	79	(1)	—		106

(1)	Includes costs incurred related to properties sold during the years 2004 and 2002, as mentioned in Note 12.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 8, “Consolidated Business Segment Information”, for the exploration and production business unit, relate to additional oil and gas operations that do not arise from those properties held by the Company.

	2004
	Argentina	Other Foreign(1)	Worldwide
Net sales to unaffiliated parties	2,234	10	2,244
Net intersegment sales	10,790	—	10,790

Total net revenues	13,024	10	13,034
Production costs	(3,618)	(10)	(3,628)
Exploration expenses	(246)	(136)	(382)
Depreciation and expense for valuation allowances	(1,952)	(5)	(1,957)
Other	(9)	—	(9)

Pre-tax income (loss) from producing activities	7,199	(141)	7,058
Income tax expense	(2,786)	(1)	(2,787)

Results of oil and gas producing activities	4,413	(142)	4,271

Investees’ results of operations	35	—	35

	2003
	Argentina	Other Foreign(1)		Worldwide
Net sales to unaffiliated parties	1,411	21		1,432
Net intersegment sales	10,092	—		10,092

Total net revenues	11,503	21		11,524
Production costs	(3,190)	(10)		(3,200)
Exploration expenses	(154)	(123)		(277)
Depreciation and expense for valuation allowances	(1,806)	(6)		(1,812)
Other	—	(3)		(3)

Pre-tax income (loss) from producing activities	6,353	(121)		6,232
Income tax expense	(2,520)	(4)		(2,524)

Results of oil and gas producing activities	3,833	(125	)(1)	3,708

Investees’ results of operations	20	—		20

	2002
	Argentina	Rest of South America	Other Foreign(1)	Worldwide
Net sales to unaffiliated parties	905	84	17	1,006
Net intersegment sales	10,935	10	—	10,945

Total net revenues	11,840	94	17	11,951
Production costs	(3,139)	(50)	(6)	(3,195)
Exploration expenses	(145)	(4)	(93)	(242)
Depreciation and expense for valuation allowances	(1,569)	(23)	(9)	(1,601)
Other	—	1	(3)	(2)

Pre-tax income (loss) from producing activities	6,987	18	(94)	6,911
Income tax expense	(2,446)	(4)	28	(2,422)

Results of oil and gas producing activities	4,541	14	(66)	4,489

Investees’ results of operations	50	22 (1)	—	72

(1)	Includes results from oil and gas producing activities related to properties sold during the years 2004 and 2002, as mentioned in Note 12.

Oil and gas reserves

Proved reserves represent estimated quantities of crude oil (including condensate and natural gas liquids) and natural gas which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

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

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2004, 2003 and 2002, and the changes therein:

			Crude oil, condensate and natural gas liquids (Millions of barrels)
			2004
			Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year			1,264	5	1,269
Revisions of previous estimates			(38)	—	(38)
Extensions, discoveries and improved recovery			28	—	28
Sale of reserves in place (Note 12)			—	(5)	(5)
Production for the year			(146)	—	(146)

End of year			1,108 (1)	—	1,108

Proved developed reserves
Beginning of year			1,047	—	1,047
End of year			908 (2)	—	908
Investees’ proved developed and undeveloped reserves			7	—	7

			Crude oil, condensate and natural gas liquids (Millions of barrels)
			2003
			Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year			1,381	6	1,387
Revisions of previous estimates			(18)	(1)	(19)
Extensions, discoveries and improved recovery			58	—	58
Production for the year			(157)	—	(157)

End of year			1,264 (1)	5	1,269

Proved developed reserves
Beginning of year			1,135	1	1,136
End of year			1,047 (2)	—	1,047
Investees’ proved developed and undeveloped reserves			10	—	10

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2002
	Argentina		Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,467		20	178	1,665
Revisions of previous estimates	11		—	—	11
Extensions, discoveries and improved recovery	63		—	—	63
Sales of reserves in place (Note 12)	—		(20)	(172)	(192)
Production for the year	(160)		—	—	(160)

End of year	1,381	(1)	—	6	1,387

Proved developed reserves
Beginning of year	1,183		10	150	1,343
End of year	1,135	(2)	—	1	1,136
Investees’ proved developed and undeveloped reserves	19		—	—	19

(1)	Includes natural gas liquids of 236, 275 and 368, as of December 31, 2004, 2003 and 2002, respectively.
(2)	Includes natural gas liquids of 186, 222 and 274, as of December 31, 2004, 2003 and 2002, respectively.

		Natural gas (Billions of cubic feet)
		2004
		Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year		7,930	50	7,980
Revisions of previous estimates		(524)	—	(524)
Extensions and discoveries		111	—	111
Sales of reserves in place (Note 12)		—	(46)	(46)
Production for the year (1)		(705)	—	(705)

End of year		6,812	4	6,816

Proved developed reserves
Beginning of year		5,602	7	5,609
End of year		5,037	4	5,041
Investees’ proved developed and undeveloped reserves		200	—	200

		Natural gas (Billions of cubic feet)
		2003
		Argentina	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year		8,919	55	8,974
Revisions of previous estimates		(362)	(4)	(366)
Extensions and discoveries		16	—	16
Production for the year (1)		(643)	(1)	(644)

End of year		7,930	50	7,980

Proved developed reserves
Beginning of year		6,793	8	6,801
End of year		5,602	7	5,609
Investees’ proved developed and undeveloped reserves		297	—	297

	Natural gas (Billions of cubic feet)
	2002
	Argentina	Rest of South America	Other Foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	9,569	188	422	10,179
Revisions of previous estimates	(125)	—	5	(120)
Extensions and discoveries	15	—	—	15
Sales of reserves in place (Note 12)	—	(188)	(370)	(558)
Production for the year (1)	(540)	—	(2)	(542)

End of year	8,919	—	55	8,974

Proved developed reserves
Beginning of year	7,340	45	127	7,512
End of year	6,793	—	8	6,801
Investees’ proved developed and undeveloped reserves	513	—	—	513

(1)	Excludes quantities which have been flared or vented.

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

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 2.98, 2.93 and 3.37 to US$ 1, as of December 31, 2004, 2003 and 2002, respectively.

The standardized measure does not purport to be an estimate of the fair market value of the Company’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the time value of money and the risks inherent in producing oil and gas.

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing, nor expected future changes in technology and operating practices have been considered.

	2004
	Argentina	Other Foreign	Worldwide
Future cash inflows	126,217	67	126,284
Future production costs	(30,070)	(8)	(30,078)
Future development costs	(7,101)	—	(7,101)

Future net cash flows, before income taxes	89,046	59	89,105
Discount for estimated timing of future cash flows	(36,388)	(26)	(36,414)
Future income taxes, discounted at 10% (1)	(17,065)	(12)	(17,077)

Standardized measure of discounted future net cash flows	35,593	21	35,614

Investees’ standardized measure of discounted future net cash flows	323	—	323

	2003
	Argentina	Other Foreign	Worldwide
Future cash inflows	109,099	998	110,097
Future production costs	(27,141)	(289)	(27,430)
Future development costs	(2,944)	(168)	(3,112)

Future net cash flows, before income taxes	79,014	541	79,555
Discount for estimated timing of future cash flows	(31,915)	(273)	(32,188)
Future income taxes, discounted at 10% (1)	(15,354)	(98)	(15,452)

Standardized measure of discounted future net cash flows	31,745	170 (2)	31,915

Investees’ standardized measure of discounted future net cash flows	374	—	374

	2002
	Argentina	Other Foreign	Worldwide
Future cash inflows	134,406	1,574	135,980
Future production costs	(29,486)	(712)	(30,198)
Future development costs	(4,671)	(223)	(4,894)

Future net cash flows, before income taxes	100,249	639	100,888
Discount for estimated timing of future cash flows	(42,123)	(309)	(42,432)
Future income taxes, discounted at 10% (1)	(19,418)	(119)	(19,537)

Standardized measure of discounted future net cash flows	38,708	211 (2)	38,919

Investees’ standardized measure of discounted future net cash flows	732	—	732

(1)	Undiscounted future income taxes are 28,143 (28,121 for Argentina and 22 for Other Foreign), 25,599 (25,408 for Argentina and 191 for Other Foreign) and 30,988 (30,763 for Argentina and 225 for Other Foreign) as of December 31, 2004, 2003 and 2002, respectively.
(2)	Includes cash flows related to properties sold during the years 2004 and 2002, as mentioned in Note 12.

Changes in the standardized measure of discounted future net cash flows

The financial statements corresponding to the years ended 2003 and 2002 included for comparative purposes, were modified to give retroactive effect to the modifications introduced in the year ended December 31, 2004. The main criteria changes refers to the inclusion of the discount effect of current year in each line and a new criteria for the aggregation of the causes of changes in the standardized measure of discounted future net cash flows.

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002
Beginning of year	31,915	38,919	30,855
Sales and transfers, net of production costs	(8,921)	(9,405)	(7,267)
Net change in sales and transfer prices, net of future production costs	12,445	839	20,632
Changes in reserves and production rates (timing)	(2,641)	(5,725)	9,247
Net changes for extensions, discoveries and improved recovery	1,796	4,728	(3,230)
Changes in estimated future development and abandonment costs	(3,244)	56	(118)
Development costs incurred during the year that reduced future development costs	634	1,059	1,154
Accretion of discount	2,689	2,901	3,272
Net change in income taxes	(181)	3,099	(6,707)
Sales of reserves in place	(146)	—	(1,735)
Others	1,268	(4,556)	(7,184)

End of year	35,614	31,915	38,919

17.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. This information is not a required part of the basic financial statements under US GAAP. Separate consolidated financial statement schedules were, therefore, not prepared for purposes of the Annual Report on Form 20-F of which these consolidated financial statements constitute a part:

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and reserves.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

a)	Fixed assets evolution

	2004
	Cost
Main account	Amounts at beginning of year	Traslation net effect(5)	Increases		Net decreases and transfers		Amounts at end of year
Land and buildings	2,283	—	1		(26)		2,258
Mineral property, wells and related equipment	39,162	1	316		1,920		41,399
Refinery equipment and petrochemical plants	8,433	—	5		(90)		8,348
Transportation equipment	1,758	—	2		32		1,792
Materials and equipment in warehouse	274	—	572		(516)		330
Drilling and work in progress	1,337	2	2,270		(2,043)		1,566
Furniture, fixtures and installations	453	—	—		20		473
Selling equipment	1,240	—	—		18		1,258
Other property	324	—	8		(4)		328

Total 2004	55,264	3	3,174	(2)	(689	)(1)	57,752

Total 2003	53,422	(8)	2,551	(2)	(701	)(1)	55,264

Total 2002	53,117	1,268	2,898		(3,861	)(1)(6)	53,422

	2004								2003		2002
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value
Land and buildings	921	(4)		2%	43	960	1,298		1,362		1,441
Mineral property, wells and related equipment	26,306	2		(4)	1,936	28,244	13,155	(3)	12,856	(3)	12,661	(3)
Refinery equipment and petrochemical plants	4,966	(111)		4-10%	314	5,169	3,179		3,467		3,848
Transportation equipment	1,149	(11)		4-5%	53	1,191	601		609		544
Materials and equipment in warehouse	—	—		—	—	—	330		274		314
Drilling and work in progress	—	—		—	—	—	1,566		1,337		1,326
Furniture, fixtures and installations	388	(5)		10%	35	418	55		65		91
Selling equipment	810	3		10%	74	887	371		430		502
Other property	250	1		10%	15	266	62		74		68

Total 2004	34,790	(125	)(1)		2,470	37,135	20,617

Total 2003	32,627	(144	)(1)		2,307	34,790			20,474

Total 2002	31,086	(620	)(1)(6)		2,161	32,627					20,795

(1)	Includes 147, 108 and 32 of net book value charged to fixed assets allowances for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	Includes 307 and 133 corresponding to the future cost of hydrocarbon wells abandonment obligations for the year ended December 31, 2004 y 2003, respectively.
(3)	Includes 1,387, 1,514 and 1,652 of mineral property as of December 31, 2004, 2003 and 2002, respectively, and 415 and 129 related to the future cost of hydrocarbon wells abandonment obligations as of December 31, 2004 and 2003, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.
(6)	Includes 2,927 corresponding to net decreases for the year ended as of December 31, 2002, related to the transactions mentioned in Note 12.

b)	Investments in shares and holdings in companies under significant influence and other companies

	2004														2003	2002
							Information of the Issuer
	Description of the Securities								Last Financial Statements Issued
Name and Issuer	Class	Face Value	Amount	Book Value		Cost	Main Business	Registered Address	Date	Capital Stock	Income (loss)	Equity	Holding in Capital Stock		Book Value	Book Value
Companies under significant influence:

Oleoductos del Valle S.A.	Common	$10	4,072,749	105	(1)	23	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/04	110	26	353	37.00%		103	112

PBBPolisur S.A.	Common	$1	12,838,664	—	(5)	236	Petrochemicals	Av. Eduardo Madero 900, P. 7°, Buenos Aires, Argentina	09/30/04	46	273	668	28.00%		100	30

Terminales Marítimas
Patagónicas S.A.	Common	$10	476,034	47		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/04	14	15	140	33.15%		47	45

Oiltanking Ebytem S.A.	Common	$10	351,167	36		7	Hydrocarbon transportation and storage	Alicia Moreau de Justo 872, P. 4°, Of. 7 , Buenos Aires, Argentina	09/30/04	12	5	120	30.00%		29	9

Gasoducto del Pacífico
(Argentina) S.A.	Preferred	$1	12,298,800	26		21	Gas transportation by pipeline	San Martín 323, P. 19°, Buenos Aires, Argentina	09/30/04	87	17	257	10.00%		29	28

Central Dock Sud S.A.	Common	$0.01	3,847,189,961	21	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/04	65	(15)	270	9.98	%(2)	29	16

Gas Argentino S.A.	Common	$1	104,438,182	129		338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/04	309	(31)	285	45.33%		93	22

Inversora Dock Sud S.A.	Common	$1	40,291,975	150	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/04	94	(9)	255	42.86%		158	139

Pluspetrol Energy S.A.	Common	$1	30,006,540	263		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/04	67	51	585	45.00%		229	141

Oleoducto Trasandino
(Argentina) S.A.	Preferred	$1	8,099,280	19		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/04	45	(19)	106	18.00%		24	22

Other companies:

Others (4)	—	-—	—	15		13	—	—	—	—	—	—	—		16	14

				811		998									857	578

For supplemental information on main changes on companies comprising the YPF Group, see Note 12.

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Petróleos Transandinos YPF S.A., Gasoducto Oriental S.A and Mercobank S.A. as of December 31, 2004, 2003 and 2002.
(5)	As of December 31, 2004, holding in shareholders’ equity of PBBPolisur is disclosed in “Other assets” account.

c)	Allowances and reserves

	2004							2003	2002
Account	Amount at Beginning of Year	Increases	Decreases		Transfers	Amount at End of Year		Amount at End of Year	Amount at End of Year
Deducted from current assets:
For doubtful trade receivables	375	38	54		—	359		375	453
For other doubtful accounts	122	21	13		—	130		122	105

	497	59	67		—	489		497	558

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	80	1	11		—	70		80	97
For reduction in value of holdings in long-term investments	293	75	43		—	325		293	191
For unproductive exploratory drilling	39	123	146		—	16		39	44
For obsolescence and assets to be disposed of	47	1	1		—	47		47	83

	459	200	201		—	458		459	415

Total deducted from assets, 2004	956	259	268		—	947

Total deducted from assets, 2003	973	263	280	(1)	—			956

Total deducted from assets, 2002	1,757	180	964	(1)	—				973

Reserves for losses—current:
For pending lawsuits and environmental contingencies	—	7	78		71	—		—	—
For various specific contingencies	98	48	16		—	130		98	142

	98	55	94		71	130		98	142

Reserves for losses—noncurrent:
For pending lawsuits and environmental contingencies	481	603	195		(71)	818	(2)	481	485
For various specific contingencies	56	25	1		—	80		56	56

	537	628	196		(71)	898		537	541

Total included in liabilities, 2004	635	683	290		—	1,028

Total included in liabilities, 2003	684	183	232	(1)	—			635

Total included in liabilities, 2002	696	437	449	(1)	—				683

(1)	Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of years and of the operations of the years for monetary allowances and reserves.
(2)	Includes 541 for YPF’s lawsuits, 260 for YPF Holdings’ environmental contingencies, 12 for A-Evangelista S.A’s legal contingencies and 5 for Refinor’s legal contingencies.

d)	Cost of sales

	2004	2003	2002
Inventories at beginning of year	806	743	683
Purchases for the year	1,708	945	1,654
Production costs (Note 17.f)	7,629	6,827	6,963
Holding gains on inventories	203	47	69
Inventories at end of year	(1,134)	(806)	(743)

Cost of sales	9,212	7,756	8,626

e)	Foreign currency assets and liabilities

Account	Foreign currency and amount						Exchange rate in pesos as of 12-31-04		Book value as of 12-31-04
	2002		2003		2004
Current Assets
Cash	US$	36	US$	46	US$	117	2.94	(1)	344
Investments	US$	59	US$	113	US$	67	2.94	(1)	197
		—		—		€1	4.00	(1)	4
Trade receivables	US$	399	US$	440	US$	512	2.94	(1)	1,505
		€5		€1		€7	4.00	(1)	28
Other receivables	US$	1,408	US$	2,076	US$	999	2.94	(1)	2,937
		—		—	$CH	110,557	0.005234	(1)	579
		—		—		€1	4.00	(1)	4

Total current assets									5,598

Noncurrent Assets
Investments	US$	5	US$	2	US$	1	2.94	(1)	3
Other receivables	US$	167	US$	224	US$	211	2.94	(1)	620

Total noncurrent assets									623

Total assets									6,221

Current Liabilities
Accounts payable	US$	176	US$	239	US$	334	2.98	(2)	995
		—		€10		€8	4.06	(2)	32
		—		—	R$	1	1.07	(2)	1
Loans
Maxus Notes, interest rate swaps, other bank loand and other creditors	US$	115	US$	71	US$	39	2.98	(2)	116
Related parties	US$	101	US$	17	US$	1	2.98	(2)	2
Mega Negotiable Obligations	US$	10	US$	10	US$	1	2.98	(2)	3
Profertil syndicated loan	US$	10	US$	14	US$	19	2.98	(2)	56
YPF Negotiable Obligations	US$	289	US$	196	US$	10	2.98	(2)	29
Salaries and social security	US$	7	US$	6	US$	6	2.98	(2)	18
Taxes payable	US$	16	US$	1	US$	—	—		—
Net advances from crude oil purchasers	US$	118	US$	89	US$	89	2.98	(2)	264

Total current liabilities									1,516

Noncurrent Liabilities
Accounts payable	US$	23	US$	23	US$	262	2.98	(2)	781
Loans
Maxus Notes, interest rate swaps, other bank loand and other creditors	US$	114	US$	80	US$	52	2.98	(2)	154
YPF Negotiable Obligations	US$	708	US$	367	US$	362	2.98	(2)	1,078
Mega Negotiable Obligations	US$	149	US$	140	US$	39	2.98	(2)	116
Related parties		—		—	US$	24	2.98	(2)	71
Profertil syndicated loan	US$	133	US$	125	US$	88	2.98	(2)	261
Salaries and social security	US$	41	US$	40	US$	23	2.98	(2)	69
Net advances from crude oil purchasers	US$	391	US$	301	US$	213	2.98	(2)	634

Total noncurrent liabilities									3,164

Total liabilities									4,680

(1)	Buying exchange rate.
(2)	Selling exchange rate.

f)	Expenses incurred

	2004					2003	2002
	Production Costs	Administrative Expenses	Selling Expenses	Exploration Expenses	Total	Total	Total
Salaries and social security taxes	361	84	102	24	571	502	534
Fees and compensation for services	35	106	26	7	174	156	166
Other personnel expenses	130	42	26	15	213	177	135
Taxes, charges and contributions	143	17	192	—	352	300	278
Royalties and easements	1,629	—	—	3	1,632	1,470	1,603
Insurance	71	1	14	—	86	92	61
Rental of real estate and equipment	217	2	54	1	274	202	153
Survey expenses	—	—	—	102	102	94	55
Depreciation of fixed assets	2,323	27	120	—	2,470	2,307	2,161
Industrial inputs, consumable materials and supplies	466	13	21	6	506	481	556
Construction and other service contracts	390	57	44	11	502	421	559
Preservation, repair and maintenance	746	17	26	5	794	659	659
Contracts for the exploitation of productive areas	299	—	—	—	299	211	152
Unproductive exploratory drillings	—	—	—	197	197	87	99
Transportation, products and charges	432	—	688	—	1,120	933	888
(Recovery) allowance for doubtful trade receivables	—	—	(6)	—	(6)	18	39
Publicity and advertising expenses	—	42	58	—	100	86	60
Fuel, gas, energy and miscellaneous	387	55	38	11	491	434	533

Total 2004	7,629	463	1,403	382	9,877

Total 2003	6,827	378	1,148	277		8,630

Total 2002	6,963	411	1,077	240			8,691