Form 20-F
period 2005-12-31
YPF SOCIEDAD ANONIMA
filed 2006-07-14
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Avenida Pte. R. Sáenz Peña 777

C1035AAC Ciudad Autónoma de Buenos Aires, Argentina

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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2005 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	1,475,704
Class D Shares	391,825,701

393,312,793

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☒                    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    Yes  ☐    No  ☒

i

ii

CONVERSION TABLE

1 acre	= 0.405 hectares	= 0.004 squared kilometer
1 barrel	= 42 U.S. gallons
1 barrel of oil equivalent	= 1 barrel of crude oil	= 5,615 cubic feet of gas
1 barrel of crude oil per day	= approximately 50 tonnes of crude oil per year
1 cubic meter	= 35.314 cubic feet
1 cubic meter	= 6.2891 barrels
1 kilometer	= approximately 0.62 miles
1 meter	= 0.0006 miles
1 short ton	= 0.907 tonnes	= 2,000 pounds
1 long ton	= 1.016 tonnes	= 2,240 pounds
1 tonne	= 1 metric tonne	= 1,000 kilograms = approximately 2,205 pounds
1 tonne of crude oil	= 1 metric tonne of crude oil	= approximately 7.3 barrels of crude oil (assuming a specific gravity of 347 Atmospheric Pressure Index (“API”))

References

YPF Sociedad Anónima is a stock corporation (Sociedad Anónima) organized under the laws of the Argentine Republic (“Argentina”). As used in this annual report, “YPF”, “YPF S.A.”, “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “Repsol” and “Repsol YPF” refer to Repsol YPF, S.A. and its consolidated companies, unless otherwise specified. YPF maintains its financial books and records and publishes its financial statements in Argentine pesos. In this annual report, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars”, “U.S. dollars” or “US$” are to United States dollars.

Disclosure of Certain Information

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

In this annual report, references to “Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2005, 2004 and 2003, and YPF’s audited consolidated statements of income for the three years ended December 31, 2005, 2004 and 2003.

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

The Consolidated Financial Statements and other amounts derived from such Consolidated Financial Statements, included in this annual report, reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant pesos. All the amounts were restated to constant pesos as of February 28, 2003. See Note 1 to the Consolidated Financial Statements.

Reserves Restatement

On January 26, 2006, YPF announced that, in connection with the determination of its proved oil and gas reserves as of December 31, 2005, it would reduce its prior proved reserves estimates by 509 million barrels of oil equivalent, including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. This amount represented 21% of YPF’s total proved reserves originally reported as of December 31, 2004. The Audit and Control Committee of YPF’s parent company, Repsol YPF, undertook an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. On January 27, 2006, the Audit Committee of YPF determined to rely on the investigation being conducted by Repsol YPF’s Audit and Control Committee. The Audit and Control Committee presented the final conclusions and recommendations of the independent review to the Board of Directors of Repsol YPF at its meeting of June 15, 2006. On the same date, the Audit Committee of YPF evaluated such conclusions and recommendations, endorsed such conclusions and recommended to the Board of Directors of YPF that such recommendations be implemented by YPF. This report includes restated unaudited oil and gas reserves disclosures as of December 31, 2003 and 2004 that give effect to this reduction as of such dates, on which such reserves did not originally represent “proved reserves” under the applicable rules of the Securities and Exchange Commission. Please refer to “Item 4. Information on the Company—Exploration and Production—Reserves” for an analysis of the reserves revision, “Item 5. Operating and Financial Review and Prospects—Recent Developments—Reserves Revisions and Independent Review” and Notes 16 and 18 of the Consolidated Financial Statements for additional information and discussion relating to the reserves revision.

Forward Looking Statements

This annual report contains statements that YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements appear throughout this annual report and may include statements regarding the intent, belief or current expectations of YPF and its management, including with respect to trends affecting YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as YPF’s plans with respect to capital expenditures and investments. These statements are not guaranty of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. Accordingly, YPF’s future financial condition, results of operations, business strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “—Risk Factors” below and “Item 5: Operating and Financial Review and Prospects”. YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

CERTAIN OIL AND GAS TERMS

Unless the context indicates otherwise, the following terms have the meanings shown below:

“acreage”	The total area, expressed in acres, over which YPF has interests in exploration or production. Net acreage is YPF’s interest, expressed in acres, in the relevant exploration or production area.

“Bcf”	Billion cubic feet.

“Bcfe”	Billion cubic feet equivalent.

“BOE”	Barrels of oil equivalent.

“bpd”	Barrels of oil per day.

“calendar day”	When used with respect to production or capacity, it means total annual production or capacity (after taking into account scheduled plant shutdowns) divided by the number of days in each year.

“condensate”	Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“crude oil”	Crude oil with respect to YPF’s production and reserves includes condensate and natural gas liquids.

“HP”	Horse power.

“MBOE”	Million barrels of oil equivalent.

“mmbbl”	Million barrels.

“mbpd”	Thousand barrels per day.

“mcf”	Thousand cubic feet.

“mcfpd”	Thousand cubic feet per day.

“mmbtu”	Million British Thermal Units.

“mmcf”	Million cubic feet.

“mmcfpd”	Million cubic feet per day.

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

“proved developed reserves”

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as “proved developed reserves” only after pilot project testing or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved undeveloped reserves”

Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion, but does not include reserves attributable to any acreage for which an application of fluid injection or other improved recovery techniques are contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir. Reserves on undrilled acreage are limited to those drilling units offsetting productive units with reasonable production certainty when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

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

The consolidated income statement data for each of the years in the three-year period ended December 31, 2005 and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the accompanying Notes and Exhibits included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 and 2001 set forth below have been derived from YPF’s audited consolidated financial statements, which are not included in this annual report. The consolidated income statement data for the year ended December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 do not include the retroactive effects from discontinued operations mentioned in Note 2 (c) to the Consolidated Financial Statements.

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

	Year Ended December 31,
	2005	2004	2003	2002	2001(1)
	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Amounts in accordance with Argentine GAAP (2)
Net sales (3)(4)	22,901	19,931	17,514	17,050	17,942
Gross profit	11,643	10,719	9,758	8,424	7,201
Administrative expenses	(552)	(463)	(378)	(411)	(480)
Selling expenses	(1,650)	(1,403)	(1,148)	(1,077)	(1,721)
Exploration expenses	(280)	(382)	(277)	(240)	(224)
Operating income	9,161	8,471	7,955	6,696	4,776
Income (Loss) on long-term investments	39	154	150	(450)	(227)
Other expenses, net	(570)	(1,012)	(152)	(245)	(206)
Interest expense	(459)	(221)	(252)	(679)	(647)
Other financial income (expenses) and holding gains (losses), net	561	359	202	(2,312)	(35)
Income (Loss) from sale of long-term investments	15	—	—	690	(274)
Income before income tax and minority interest	8,747	7,751	7,903	3,687	3,345
Income tax	(3,410)	(3,017)	(3,290)	(58)	(1,424)
Minority interest	—	—	—	—	(2)
Net income from continuing operations	5,337	4,734	4,613	3,629	1,919
Income (Loss) on discontinued operations	—	3	15	(13)	—
Income from sale of discontinued operations	—	139	—	—	—
Net income	5,337	4,876	4,628	3,616	1,919
Earnings per share and per ADS (5) (in nominal pesos)	13.57	12.40	11.77	9.19	4.88
Dividends per share and per ADS (5) (in nominal pesos)	12.40	13.50	7.60	4.00	4.22
Dividends per share and per ADS (5) (in U.S. dollars)	4.24	4.70	2.62	1.12	4.22
Approximate amounts in accordance with U.S. GAAP
Operating income	8,065	6,550	7,567	5,173	1,676
Net income	5,142	4,186	4,435	3,498	1,252
Earnings per share and per ADS (5) (in nominal pesos)	13.07	10.64	11.28	8.89	3.18
Consolidated Balance Sheet Data:
Amounts in accordance with Argentine GAAP (2)
Cash	122	492	355	309	132
Working capital	2,903	3,549	4,001	4,063	(865)
Total assets	32,224	30,922	32,944	31,756	30,856
Total debt (6)	1,453	1,930	2,998	5,552	6,139
Shareholders’ equity (7)	22,546	22,087	22,534	20,896	18,861
Approximate amounts in accordance with U.S. GAAP
Total assets	34,748	32,540	34,125	36,280	20,581
Shareholders’ equity	24,254	23,506	24,334	26,303	13,259
Other Consolidated Financial Data:
Amounts in accordance with Argentine GAAP (2)
Fixed assets depreciation	2,707	2,470	2,307	2,161	2,295
Cash used in fixed asset acquisitions	3,722	2,867	2,418	2,898	2,915

(1)	The consolidated income and balance sheet data for the year ended December 31, 2001 set forth above does not include the retroactive effect from the sale of discontinued operations (see Note 2 (c) to the Consolidated Financial Statements).
(2)	Amounts restated to constant Argentine pesos as of February 28, 2003 to reflect the effect of changes in the purchasing power of money as of such date. See Note 1 to the Consolidated Financial Statements.

(3)	Includes Ps. 1,216 million for the year ended December 31, 2005, Ps. 1,122 million for the year ended December 31, 2004, Ps. 760 million for the year ended December 31, 2003, Ps. 1,019 million for the year ended December 31, 2002 and Ps. 2,939 million for the year ended December 31, 2001 corresponding to the proportional consolidation of the net sales of investees in which YPF holds joint control with other third parties. See Note 13 (b) to the Consolidated Financial Statements.
(4)	Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and from 2002, after custom duties for hydrocarbon exports. Royalties with respect to YPF’s production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (h) to the Consolidated Financial Statements.
(5)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(6)	Total debt under Argentine GAAP includes long-term debt of Ps. 1,107 million as of December 31, 2005, Ps. 1,684 million as of December 31, 2004, Ps. 2,085 million as of December 31, 2003, Ps. 3,760 million as of December 31, 2002 and Ps. 3,288 million as of December 31, 2001.
(7)	YPF’s subscribed capital as of December 31, 2005, is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Exchange Rates

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. Since December 1989, Argentina has had a freely floating exchange rate for all foreign currency transactions. As a result of inflationary pressures, the Argentine currency has been devalued repeatedly during the last 30 years. From April 1, 1991, when Law No. 23,928 and Decree No. 529/91 (referred to as the Convertibility Law) became effective, until December 23, 2001, when the foreign exchange market in Argentina was closed for eighteen days, the peso was freely convertible into dollars. Pursuant to the Convertibility Law, the Central Bank was required to:

•	maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency; and

•	sell dollars to any person who so requires it at a rate of one peso per one U.S. dollar.

On January 6, 2002, the Argentine Congress passed Law No. 25,561 on “Public Emergency Reform of the Foreign Exchange System (the “Public Emergency Law”). Among other measures, this law abrogated the one-to-one dollar-peso peg. On that date, the Argentine foreign exchange market reopened and the peso started to float freely against the dollar.

The exchange rate on December 31, 2005 closed at Ps. 3.032 per US dollar, selling rate. The exchange rate on July 11, 2006, the latest practicable date before the filing of this annual report, was Ps. 3.084 per US dollar. See “Item 5. Operating and Financial Review and Prospects—Overview of Consolidated Results of Operations.”

The following table sets forth, for the periods indicated, the high, low, average and period-end rate for the purchase of U.S. dollars, expressed in nominal pesos per dollar.

Year Ended December 31,	High	Low	Avg.(1)	Period End
2001	1.0000	1.0000	1.0000	1.0000
2002	3.9000	1.4000	3.2442	3.3700
2003	3.3500	2.7600	2.9492	2.9300
2004	3.0600	2.8030	2.9434	2.9800
2005	3.0400	2.8590	2.9029	3.0320

Month	High	Low	Average	Period End
November 2005	2.992	2.939	2.965	2.966
December 2005	3.040	2.978	3.015	3.032
January 2006	3.066	3.030	3.047	3.066
February 2006	3.075	3.066	3.070	3.074
March 2006	3.083	3.067	3.083	3.082
April 2006	3.085	3.039	3.066	3.048
May 2006	3.088	3.034	3.057	3.085
June 2006	3.090	3.075	3.082	3.086
July 2006 (2)	3.087	3.084	3.086	3.084

(1)	Calculated using the average exchange rates on the last day of each month during each year.
(2)	Through July 11, 2006.

Source: Banco Nación.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Dividends

The following table sets forth for the periods and dates indicated, the dividend payments made by YPF, expressed in nominal pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2001	0.22	2.00	—	2.00	4.22
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006 (1)	—	6.00	—	—	6.00

(1)	Through July 11, 2006.

The Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 10, 2002 approved an annual dividend of Ps. 2.00 per share or per American Depositary Share (“ADS”), proposed by the Board of Directors on November 29, 2001. This dividend was paid on December 5, 2001. At the same meeting, the shareholders approved a reserve of Ps. 1,707 million for future dividends. Under Argentine law, the Board of Directors has the right to declare annual dividends subject to further approval by the shareholders at the next shareholders’ meeting. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and YPF’s economic and financial circumstances.

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

The Shareholders’ Meeting held on April 9, 2003, approved an annual dividend of Ps. 5.00 per share and per ADS, which was paid on April 22, 2003. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,023 million.

On July 2, 2003, the Board of Directors approved a dividend of Ps. 2.60 per share or per ADS, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 9, 2003 and ratified by the Shareholders’ Meeting of April 21, 2004. The dividends were paid on July 15, 2003.

The Shareholders’ Meeting held on April 21, 2004, approved the payment of a dividend of Ps. 9.00 per share or per ADS, which was paid on April 30, 2004. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,770 million. The remainder of the reserve for future dividends (Ps. 133 million) not distributed as of December 31, 2003 was carried forward as retained earnings.

On October 27, 2004, the Board of Directors approved a dividend of Ps. 4.50 per share or per ADS, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 21, 2004 and ratified by the Shareholders’ Meeting of April 19, 2005. The dividends were paid on November 5, 2004.

The Shareholders’ Meeting held on April 19, 2005, approved the payment of a dividend of Ps. 8.00 per share or per ADS which was paid on April 29, 2005. In addition, this Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,731 million.

On November 10, 2005, the Board of Directors approved a dividend of Ps. 4.40 per share or per ADS, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 19, 2005 and ratified by the Shareholders’ Meeting of April 28, 2006. The dividends were paid on November 18, 2005.

The Shareholders’ Meeting held on April 28, 2006, approved the payment of a dividend of Ps. 6.00 per share or per ADS, which was paid on May 9, 2006. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 2,710 million. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve to the extent such payments are possible under Argentine and YPF’s economic and financial circumstances.

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

Since 1991, following the adoption of the Convertibility Law and for a period of seven years, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the last quarter of 1998, the Argentine economy was affected by an adverse change in international financial conditions, and started to show signs of stagnation, entering into a recession, causing Argentine’s gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. By the end of 2001, Argentina suffered a deep social and economic deterioration accompanied by high political and economic instability. The restrictions on bank deposits withdrawals, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (and the consequent depreciation of the peso against the dollar) resulted in a deep negative shock to the Argentine economic system, resulting in economic activity contraction (Gross Domestic Product (“GDP”), declined by 10.9% in 2002), increasing inflation (41% in that year) and high volatility of the exchange rate. Unemployment rose to over 20%, and the incidence of poverty worsened dramatically. The political and economic instability curtailed commercial and financial activities in Argentina and affected adversely the country’s access to international financing.

The President of Argentina, Mr. Fernando De la Rua, was forced to relinquish office. After a short period of time with provisional authorities, the Congress designated Senator Mr. Eduardo Duhalde to complete De la Rua’s presidential term. General elections took place on April 27, 2003. Mr. Nestor Kirchner took office as the new President on May 25, 2003. At the end of 2005, Kirchner’s political party maintained a majority in both Houses of Congress, and held the majority of the provincial governships. In the first three years of his in office, Mr. Kirchner has been enjoying a very high rate of public approval for his administration.

In a context of strong economic growth in the developed economies and favorable pricing of raw materials, throughout 2003, 2004 and 2005, Argentina has recovered from the deep crisis that began at the end of 2001. The manufacturing and construction industries have driven GDP growth to 8.7% in 2003, 9.0% in 2004, and 9.2% in 2005. Public finances continued to strengthen both at national and provincial levels, recording a consolidated primary surplus of about 5.5% of GDP in 2004 and 4.5% in 2005. Inflation was 3.7% year-on-year at the end of 2003, but showed an upward trend in 2004 (6.1% year-on-year) and 2005 (12.3% year-on-year). The government’s main strategy to fight against increasing inflation has been the use of price controls and price agreements with private companies.

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and cancelled all of its debt with the International Monetary Fund (“IMF”). The country is also seeking to resolve the non-restructured part of its external public debt and the claims brought before international courts by foreign companies affected during the crisis.

At the beginning of 2006, the economic growth outlook is still positive, and in May 2006 GDP growth and inflation were projected to be 7.5% and 11%, respectively, in 2006.

Since March 2004, and as a consequence of an increase in domestic demand, a shortage in the domestic supply of natural gas and continued high international oil prices, the government has adopted additional measures that modify the energy sector regulatory environment. In order to alleviate energy restrictions, the government made provisions for importing natural gas from Bolivia, including ending transport capacity restrictions, importing fuel-oil from Venezuela, and imposing limits on the supply of gas to industrial consumers. And during winter, gas supply to industries and electricity generation plants may be interrupted since priority is given to residential consumers.

Although the government has increased well head gas prices for industrial and electricity generators, the government increased the export tax for crude oil to a maximum of 45% and reintroduced an export tax for gasoline at 5%. Additionally, since May 28, 2004 exports of natural gas are subject to customs duties of 20%.

In the domestic oil product market, domestic inflation rates and international oil prices have not translated into higher domestic prices.

YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory risks and developments in Argentina. In particular, in the past few years the energy sector and YPF have been affected by lower sale volumes, restrictions on transferring money out of Argentina, difficulties in transferring the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the creation of a withholding system for the export of hydrocarbons.

Even if Argentine growth trends and macroeconomic stability noted in the last three years continue, which is not assured, the energy sector and YPF will continue to face significant risks of an economic and political slowdown. The main economic risks we face because of our operations in Argentina are the following:

•	difficulties in passing through the fluctuations in international prices of crude oil and exchange rates to domestic prices;

•	difficulties in increasing local prices of natural gas, especially for our residential customers households;

•	higher taxes on exports of hydrocarbons;

•	quantitative restrictions on hydrocarbon exports;

•	political pressure to carry out hydrocarbon import activities even if they are unprofitable or loss-making activities;

•	higher taxes on domestic sales of fuel;

•	political pressure to increase investment in Argentina, or to sell or transfer some assets to other public or private companies; and

•	unexpected unilateral termination of oil & gas production concessions.

The difficult social situation and frequent street demonstrations, may affect our normal operations particularly at wells, refineries, distribution terminals, pipelines and at YPF’s administrative headquarters.

The Argentine government still faces a wide array of formidable tasks, such as bringing down the inflation rate, establishing a new regulatory framework for privatized utilities, restoring investor confidence and stimulating investment in Argentina, developing a sound medium-term budgetary policy and addressing the fundamental flaws in Argentina’s long-term fiscal policies that caused the country’s last economic and political crisis.

There is no assurance that Argentina’s government will be able to accomplish these tasks, that the Argentine economy will achieve a steady growth rate in the foreseeable future, that the measures announced so far will achieve their intended results, or that the political and socio-economic conditions currently prevailing in Argentina will enable the government to develop and implement other measures and policies necessary to achieve macroeconomic stabilization goals.

YPF is subject to the risk of export restrictions being imposed on it. Any export restriction imposed on YPF may adversely affect the results of our operations. Law No. 17,319 established that the Federal Executive allows hydrocarbons exports as long as they are not required for the domestic market and they are sold at reasonable prices. In May 2002, the Argentine government, through Decree No. 867/02, declared a temporary national emergency and authorized the Secretariat of Energy to establish the volumes of crude oil and Liquid Petroleum Gas (“LPG”) that must be sold in the domestic market, hence restricting the volumes of crude oil and LPG that may be exported. In March 2004, the Secretariat of Energy, through Resolution No. 265/04 established certain restrictions on export sales of surplus natural gas that may be needed for internal consumption. Pursuant to Resolution No. 265/04, the Under-Secretariat of Fuels issued Regulation No. 27/04 which, among other things, establishes that without an express authorization by the Government, natural gas export authorizations may not be granted for volumes exceeding natural gas exports registered during 2003. Moreover, on December 23, 2004 the Secretariat of Energy issued Resolution No. 1,679/04 reestablishing the registry of export operations for crude oil and diesel. In accordance with this resolution companies willing to export crude oil and diesel have to previously obtain an authorization. To that effect, oil companies willing to export crude oil have to previously prove that the demand of crude oil by local refineries is satisfied or that an offer to sell crude oil has been made to refineries. In similar terms, refineries willing to export diesel have to previously prove that the local demand of diesel is duly satisfied. Through Resolution No. 752 issued by the Secretariat of Energy , the government could require from producers an additional injection of natural gas for the Electronic Gas Market (Mercado Electrónico del Gas—“MEG”), participants. See “Item 4. Information on YPF—Regulatory Framework and Relationship with Argentine Government.” In connection with the previously mentioned resolutions, as described in “Item 8. “Legal Proceedings”, since March 2004, YPF was forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients. Upon giving notice of each restriction to its clients, YPF asserted that the resolution constitutes force majeure and releases YPF from any contractual or extra contractual liability for failing to supply the natural gas volumes agreed upon in the respective contracts. Some of YPF’s customers have rejected YPF’s assertion of force majeure and notified YPF of their intention to hold YPF liable for a breach of contract. YPF has answered by asserting force majeure once again.

On March 31, 2006 and on May 24, 2006 the General Customs Administration of Neuquén and Comodoro Rivadavia served notice upon YPF thereby informing it that summary proceedings have been brought against it due to a formal misstatement on the forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before such agency. YPF’s Management, based on the opinion given by its legal counsel, believes the claim has no legal basis. Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange and Price Controls in Argentina Could Adversely Affect Our Performance and Materially Affect Our Capacity to Service Our Financial Obligation.

Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange and Price Controls in Argentina Could Adversely Affect Our Performance and Materially Affect Our Capacity to Service Our Financial Obligation

Exchange Rates. The prices at which we sell crude oil and natural gas are generally set either in U.S. dollars or by reference to U.S. dollars, while costs are incurred in both pesos and dollars, in many cases by reference to international prices. Because our cash inflows and outflows are denominated in more than one currency, any devaluation of the peso against the dollar and other hard currencies, may have a material adverse effect on our business and results of operations. In January 2002, the Congress abandoned the fixed exchange rate mechanism of the Convertibility Law, allowing the peso to float freely against the U.S. dollar. Under this new mechanism, the Central Bank is no longer obligated to maintain foreign currency reserves to back up the amount of outstanding pesos, nor is it obligated to sell or buy U.S. dollars at a certain fixed exchange rate.

Following a deep depreciation of the peso in the first half of 2002, the peso had thereafter steadily appreciated, mainly as a consequence of the current account surplus. The currency subsequently stabilized at approximately Ps. 3.00 for each US$1.00, as the Central Bank intervened to avoid further appreciation of the peso, by buying dollars in the exchange market.

No prediction of either the direction or the magnitude of future fluctuations in exchange rates can be made. In the event of a reversal of the current Argentine peso appreciation trend, additional depreciation of the peso in relation to foreign currencies could adversely affect the financial condition or results of operations of YPF and the ability of YPF to meet its foreign currency obligations.

New Taxes. As part of the Government’s efforts to reduce fiscal deficits and find new sources of public revenues, new duties were imposed on exports. Since March 2002, oil and gas companies must pay a 20% tax on the proceeds from the export of crude oil and a 5% tax on the proceeds from the export of oil products for a five-year period. These duties on exports were increased on May 11, 2004, by Resolutions No. 335/04, No. 336/04 and No. 337/04 issued by the Ministry of Economy and Production, as follows: export of crude oil by 25%, exports of butane, methane and LPG by 20%, and exports of gasoline and diesel at a rate of 5%. On May 26, 2004, a new 20% duty on natural gas and natural gas liquids exports (“NGL”) was imposed by Decree No. 654/04. Finally, on August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of export.

However, given the need to increase the fiscal primary surplus and the difficulties of the government in generating additional revenues, there can be no assurances that the government will reduce or even increase or extend the duration of export taxes. In such an unstable environment, the financial results of YPF’s operations in Argentina, as well as YPF’s ability to meet its foreign currency obligations may be adversely affected by the changes in the Argentine tax regime.

Exchange and Capital Controls. From March 1991 to December 2001, the Argentine foreign exchange market was completely free from any restrictions on converting pesos into U.S. dollars. Capital controls were imposed in December 2001 and reinforced in January 2002 after the devaluation of the peso. Restrictions on fund transfers abroad were eased in the beginning of 2003, but exporters still have to convert proceeds from their export operations into domestic currency. Pursuant to Decree No. 1,589/89 and Decree No. 2,703/02, companies in the oil & gas sector are partially exempted from this requirement and are allowed to keep abroad up to 70% of their export proceeds. This regulation allows YPF to service its financial and other obligations denominated in U.S. dollars. In July 2002, Argentina’s Attorney General issued an opinion which would have effectively required YPF to liquidate 100% of its export receivables in Argentina. On December 5, 2002, the Central Bank stated that it would adopt the Attorney General’s opinion. YPF filed a lawsuit before a Federal Court in Argentina requesting confirmation of YPF’s right to freely dispose of up to 70% of its export receivables in accordance with the provisions of Decree No. 1,589/89. YPF obtained an injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds as stipulated by the original decree. The injunction was subsequently appealed by the Central Bank and the Ministry of Economy. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the Decree No. 2,703/02 was sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requested the reinstatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. On the other hand, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree No. 1,606/01 to the date on which Decree 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the framework of other judicial proceedings.

Price and Supply Controls. Since January 2002, YPF raised retail prices of gasoline and diesel, to reflect the effect of the currency devaluation and rising international prices for crude oil and derivative products. Since the second half of 2002, oil companies in Argentina agreed with the government to defer the effect of high crude oil prices on gasoline and diesel retail prices. We cannot guarantee that the government will not put in place additional implicit or explicit price controls in an attempt to reduce prices and curb inflation. If YPF’s domestic sales are subjected to implicit or explicit price controls, YPF’s business and results of operations may be adversely affected.

In addition, YPF may be forced to import increasing amounts of diesel fuel to supply internal demand, which depending on the price of the diesel fuel and the volume of fuel imported, may have a material adverse effect on YPF’s financial condition.

The Argentine Economy may be Negatively Affected by Developments in Other Countries

The Argentine financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investors reaction to developments in one country can have significant effects on the price of securities issued in other countries, including Argentina. For example, political and economic developments in December 1994 and early 1995 in Mexico, in the second half of 1997 in several Asian nations, and the Brazilian Real devaluation in January 1999 had a negative impact on the financial and securities markets in many emerging market countries, including Argentina. There can be no assurances that the Argentine financial and securities markets will not continue to be adversely affected from time to time by events elsewhere, especially in other emerging markets. See also “Risk Factors—Political Instability and the Uncertain Regulatory Outlook in Bolivia may have a Material Adverse Effect on our Long-term Natural Gas Supply Commitments” below.

Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures

Fluctuations in the market price of oil may affect the timing and the amount of our projected capital expenditures related to exploration and development activities, which, in turn, could have a material adverse effect on our ability to replace our reserves in the future. Oil prices in Argentina reflect world market prices after taking into account the withholding system described above. World oil prices have fluctuated widely over the last ten years and are determined by global supply and demand factors over which YPF has no control. In 2005, the average international crude oil price was US$ 56.58 per barrel, compared to US$ 41.40 per barrel in 2004. In addition, our prices in the domestic oil market are approximately 41.65% lower than in the international oil markets.

Natural gas market prices affect the timing and the amount of our projected capital expenditures related to gas exploration, development and distribution activities, which could have a material adverse effect on our ability to replace our gas reserves and develop our natural gas business. A significant portion of our natural gas sales from natural gas distribution companies are set in pesos and are subject to direct and indirect price controls, see “Item 4: Regulatory Framework and Relationship with Argentine Government—Natural Gas”. Therefore, a further devaluation of the peso, not accompanied by the corresponding increase in natural gas prices, may result in our delaying capital expenditures related to the natural gas business.

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

The Oil and Gas Industry is Subject to Particular Operational Risks

Oil and gas exploration and production activities are subject to particular economic risks, some of which are beyond the control of YPF. They are subject to production, equipment and transportation risks, natural hazards and other uncertainties including those relating to the physical characteristics of an oil or natural gas field. The operations of YPF may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, YPF may suffer substantial operational losses and disruptions. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling; operating and other costs are taken into account. These activities are also subject to the payment of royalties and taxes, which tend to be high compared with those payable in respect of other commercial activities.

Our operations are subject to industry-specific operating risks including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. The occurrence of these industry-specific operating risks could generate substantial losses. Such losses may be due to any one of the following occurrences:

•	injury or loss of life;

•	severe damage to, or destruction of, property, natural resources and equipment;

•	pollution or other environmental damage, clean-up responsibilities, regulatory investigation; and

•	penalties and suspension of operations.

YPF’s Acquisition of Exploratory Acreage and Crude Oil and Natural Gas Reserves is Subject to Strong Competition

In October 2004, the Argentinean Congress enacted Law No. 25,943 creating a new state-owned energy company Energía Argentina Sociedad Anónima (“ENARSA”). The purpose of ENARSA is to explore and exploit solid, liquid and gaseous hydrocarbons, and to transport, store, distribute, market and industrialize these products, as well to transport and distribute gas as a public service and generete, transport, distribute and market electricity. Moreover, Law 25,943 granted ENARSA exploration permits for all the national offshore areas, not covered by endorsed exploration permits or exploitation concessions, at the time of the enactment of the law. YPF has executed two preliminary agreements with ENARSA for the exploration and exploitation offshore areas in Argentina.

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

Governmental Regulations and Political Risks May Interrupt Our Production Activities

Our foreign petroleum exploration, development and production activities are subject to a variety of regulatory and political risks including:

•	expropriation of property and cancellation or modification of contract rights;

•	political and economic uncertainties; and

•	foreign exchange restrictions and other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

Any occurrence of one of these regulatory or political activities would have a material adverse effect on our financial condition and results of operation.

We May Incur Significant Costs and Liabilities Related to Environmental and Safety Matters, Including More Stringent Enforcement of Such Laws

Our operations are subject to a wide range of environmental laws and regulations. These laws and regulations have had and will continue to have a substantial impact on YPF’s operations, which are subject to certain environmental risks inherent to the oil and gas industry and which may arise unexpectedly and result in material adverse effects on YPF’s financial position and results of operation. In some jurisdictions, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. Argentina has adopted regulations that require our operations to meet environmental standards comparable in many respects to those in effect in the United States and in countries within the European Union. These regulations establish the general framework for environmental protection requirements, including the imposition of fines and criminal penalties for violations. We have conducted studies to determine what is required to comply with these standards and we are about to implement and plan various abatement and remediation projects. Future changes in laws or technology could cause an upward revision of capital expenditures and reserves for environmental remediation estimates. Changes in projected expenditures as a result of changes in management plans, in Argentine or United States laws and regulations, or in the laws and regulations of other countries in which we operate may affect our results of operations in any given year.

In addition, federal, state and local laws and regulations relating to health and environmental quality in the United States, as well as environmental laws and regulations of other countries in which YPF Holdings Inc. (“YPF Holdings”), operates, affect nearly all the operations of this subsidiary. These laws and regulations set various standards for certain aspects of health and environmental quality, provide for penalties and other liabilities for such standards violations, and establish remedial obligations in certain circumstances. Particularly strong measures and special provisions may be appropriate or required in environmentally sensitive foreign areas of operations. Many of YPF Holdings’ United States operations, conducted primarily through Maxus Energy Corporation (“Maxus”), are subject to the requirements of the following U.S. environmental laws:

•	Safe Drinking Water Act;

•	Clean Water Act;

•	Clean Air Act;

•	Resource Conservation and Recovery Act;

•	Occupational Safety and Health Act;

•	Comprehensive Environmental Response, Compensation and Liability Act; and

•	various other federal and state laws.

These laws address a variety of environmental issues, including limits on the discharge of waste associated with oil and gas operations, investigation and clean-up of hazardous substances, workplace safety and health, natural resource damages claims, and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance.

Some risks of environmental and other damage are inherent in certain of our operations and we cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. More stringent laws and/or more vigorous enforcement policies in the future or the development of additional information may require us to spend additional funds in order to remain compliant with the applicable laws. Such additional expenditures could be material to our results of operations.

We may also have liabilities relating to our former operations. In particular, Maxus, an indirectly wholly-owned subsidiary of YPF Holdings, has indemnified Occidental Petroleum for certain environmental liabilities associated with the former operations of Diamond Shamrock Chemicals Company. Tierra Solution Inc. (“Tierra”) also an indirectly wholly-owned subsidiary of YPF Holdings, has assumed responsibility for most of these liabilities. Maxus and Tierra have taken reserves of US$ 85.2 million relating to those liabilities based on current knowledge, including the information with respect to the number and type of claims made to date and the current state of technical and factual information about the environmental issues. It is possible that additional claims will be made, however, and additional information about new or existing claims is likely to be developed over time. As a result, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

Political Instability and the Uncertain Regulatory Outlook in Bolivia may have a Material Adverse Effect on our Long-term Natural Gas Supply Commitments.

In July 2004, former President Carlos Mesa held a referendum on the future of the country’s oil and gas industry in which Bolivians voted to permit natural gas exports, to exert more control over the industry and to impose higher royalties and taxes on natural gas. However, during the first months of 2005, there have been protests in Bolivia calling for, among other things, greater state involvement in the oil and gas industry. In May 2005, the Bolivian Congress voted to impose an additional 32% tax on foreign oil companies in Bolivia. Moreover, on May 1, 2006 President Evo Morales Ayma issued Supreme Decree No. 28,701 (the “Supreme Decree”), setting forth the nationalization of hydrocarbons. The Supreme Decree establishes, among other measures that the government of Bolivia: i) will control and direct all aspects of oil and gas production and distribution and is empowered to commercialize, set conditions, volumes and prices for internal consumption, export and industrialization; ii) establish a 180-day time period for the renegotiation of contracts to bring them in line with oil and gas Law No. 3,058 enacted in 2005; iii) recover up to 51% of the voting shares of five companies; and iv) increase the tax burden from 50% to 82% for the two largest gas fields in Bolivia.

Since the new hydrocarbon law has not been enacted yet, the final impact can not be properly estimated. The main oil & gas producers in Bolivia have stated that the volume of natural gas exports to Argentina and Brazil have not been affected by this situation and they expect that production in Bolivia will not be reduced.

However, it is likely that exports and production will not increase at previously estimated rates. Consequently, the future plan to increase natural gas supply to Argentina may be substantially delayed. It is not possible to anticipate the consequences of this shortage, since YPF plans to fulfil its long-term supply contracts of natural gas in part through increasing import volumes from Bolivia.

YPF has a gas supply agreement with Yacimientos Petrolíferos Bolivianos (“YPFB”) with a term ending on December 31, 2006. YPF has not received notification from YPFB of any possible termination of the supply of gas and the governments of Bolivia and Argentina are still having discussions about such supply. Nevertheless, any suspension by YPFB of natural gas deliveries would have a material adverse effect on YPF’s financial condition and operations, including the inability to provide gas to certain clients.

Shareholders May be Liable Under Argentine Law for Actions that are Determined to be Illegal or Ultra Vires.

Under Argentine law, a shareholder’s liability for losses of a company is limited to the value of his or her shareholdings in YPF. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution.

ITEM 4. Information on the Company

History and Development of YPF

Overview

YPF Sociedad Anónima was created on June 2, 1977, under the laws of the Republic of Argentina as a governmental entity. On January 1, 1991, through Decree No. 2,778/90, it became a stock corporation. YPF’s term of duration expires on June 15, 2093. The address of YPF is Avenida Presidente Roque Sáenz Peña 777, C1035AAC, Buenos Aires, Argentina and its telephone number is (5411) 4329-2000.

YPF, Argentina’s largest company, is an integrated oil and gas company engaged in the exploration, development and production of oil and gas and natural gas and electricity-generation activities (“upstream”), the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas (“downstream”).

As of December 31, 2005 Repsol YPF, which holds 99.04% of YPF’s shares, controls YPF. Repsol YPF is a stock corporation (Sociedad Anónima) duly incorporated and existing under the laws of the Kingdom of Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

YPF had net sales of Ps. 22,901 million in 2005 and has proved reserves, as estimated at January 1, 2006, of approximately 777 mmbbl of crude oil, condensate and natural gas liquids and 4,683 Bcf of natural gas. More than the 99% of these reserves are located in Argentina, where YPF produced 134 million barrels of crude oil, condensate and natural gas liquids (367 mbpd) in 2005, representing approximately 40% of the total estimated crude oil production in Argentina. YPF’s natural gas production in Argentina reached 667 Bcf in 2005, representing approximately 30% of the total natural gas production of Argentina.

YPF’s domestic refining operations are conducted at three own refineries with combined annual refining capacity of approximately 116 million barrels, representing approximately 51% of the total refining capacity in Argentina. YPF also has a 50% interest in Refinería del Norte S.A. (“Refinor”), which has a refinery located in the Province of Salta, known as Campo Durán, with a capacity of approximately of 10 million barrels.

YPF’s retail distribution network for automotive petroleum products is composed of approximately 1,830 YPF-branded service stations, representing approximately 30% of all service stations in Argentina.

YPF’s international operations are conducted through its subsidiaries, YPF International S.A. and YPF Holdings Inc.

Below is an organizational chart of YPF’s main investments in controlled companies, and companies in which we have joint control or a significant influence as of the date of this annual report, including their country of incorporation, and YPF’s ownership interest in those subsidiaries. See Note 17 (b) to the Consolidated Financial Statements for a complete list of YPF’s ownership interest in other companies.

Deregulation, Privatization and Recent Developments

From the 1920’s to 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the federal government of Argentina. During this period, YPF and its predecessors were owned by the state and controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including YPF. Following the enactment of these laws, a series of presidential decrees (referred to as the Oil Deregulation Decrees) were promulgated eliminating restrictions on imports and exports of crude oil (subject to approval of the Secretariat of Energy in the case of exports) and deregulating the domestic oil industry, including deregulation of the prices of oil and petroleum products and the lifting of restrictions on the opening of service stations.

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

In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF’s shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Share at a price of US$ 44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for the 2.16% YPF’s Class B, C and D Shares held by minority shareholders. As of December 31, 2005, Repsol YPF controls YPF through a 99.04% shareholding.

As part of Repsol YPF’s divestment plan, YPF’s Board of Directors approved between 2004 and 2005, the following transactions, regarding YPF’s assets and related companies:

•	In July 2004, YPF, through YPF Holdings Inc., sold for US$ 43 million its interest in Global Companies LLC, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of Ps. 47 million.

•	In October 2004, YPF through YPF International S.A., sold for US$ 41 million its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of Ps. 92 million.

•	In January 2005, YPF sold its interest in PBBPolisur S.A. (“PBB”) for US$ 97.5 million (Ps. 285 million), recording a gain of Ps. 75 million.

•	In March 2005, YPF agreed to sell its interest in Petroquímica Ensenada S.A. (“Petroken”) for US$ 58 million (Ps. 170 million), equivalent to its carrying amount. In July 2005, this sale was approved by the National Antitrust Protection Board (“CNDC”).

•	In October 2005, YPF transferred its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., a company controlled by YPF.

Business Overview

As of January 1, 2005 Repsol YPF, introduced a new management model, which combined the operations of the Natural Gas and Electricity segment with the Exploration and Production segment . As a result of this change, in 2005 YPF organized its business along the following segments:

•	Exploration and Production;

•	Refining and Marketing;

•	Chemical.

The Exploration and Production segment sells to third parties in Argentina and abroad include natural gas and services fees (primarily transportation, storage and treatment of hydrocarbons and products). In addition to this, crude oil produced by YPF in Argentina or received from third parties in Argentina pursuant to service contracts is transferred from Exploration and Production to Refining and Marketing at a transfer price that reflects Argentine market prices, which fluctuate according to international prices. Under certain circumstances the Refining and Marketing segment purchases crude oil from third parties.

The Refining and Marketing segment purchases crude oil from the Exploration and Production segment and from third parties. Refining and Marketing activities include crude oil marketing, refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas (“CNG”) and other refined petroleum products in wholesale, retail and export markets.

The Chemical segment sells petrochemical products both in the domestic and international market.

Additionally, the “Corporate and others” segment includes other activities such as corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings’ preceding operations and A-Evangelista S.A.’s operations.

The following table sets forth net sales and operating income for each of YPF’s lines of business for the years ended December 31, 2005, 2004 and 2003.

	For the Year Ended December 31,
	2005	2004	2003
	(in million of pesos)
Net Sales (1)
Exploration and Production (2)(3)
To unrelated parties	2,910	2,164	1,475
To related parties	626	752	534
Intersegment sales and fees (4)	11,659	11,225	10,390

Total Exploration and Production	15,195	14,141	12,399

Refining and Marketing (5)
To unrelated parties	15,791	13,144	11,856
To related parties	1,425	1,773	2,161
Intersegment sales and fees	962	891	650

Total Refining and Marketing	18,178	15,808	14,667

Chemical
To unrelated parties	2,062	1,958	1,369
Intersegment sales and fees	207	188	184

Total Chemical	2,269	2,146	1,553

Corporate and other
To unrelated parties	87	140	119
Intersegment sales and fees	243	126	117

Total Corporate and others	330	266	236

Less intersegment sales and fees	(13,071)	(12,430)	(11,341)

Total net sales (6)	22,901	19,931	17,514

Operating Income (loss)
Exploration and Production	7,140	7,140	6,362
Refining and Marketing	1,900	1,324	1,527
Chemical	542	564	387
Corporate and other	(451)	(430)	(311)
Consolidation adjustments	30	(127)	(10)

Total operating income	9,161	8,471	7,955

(1)	Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalties with respect to YPF’s production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (h) to the Consolidated Financial Statements.
(2)	Includes exploration and production operations in Argentina and the United States of America.
(3)	From January 1, 2005, the Natural Gas and Electricity segment operations are included in the Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this change. The net sales of these operations in 2004 and 2003 were Ps. 577 million and Ps. 418 million, respectively, and the operating income was Ps. 262 million and Ps. 180 million in 2004 and 2003, respectively.
(4)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect Argentine market prices.
(5)	Includes LPG activities.
(6)	Net sales include export sales of Ps. 8,644 million, Ps. 7,875 million and Ps. 7,422 million for the years ended December 31, 2005, 2004 and 2003, respectively. The export sales were mainly to the United States of America (Ps. 2,821 million in 2005 and Ps. 2,194 million in 2004), Brazil (Ps. 659 million in 2005 and Ps. 897 million in 2004) and Chile (Ps. 1,315 million in 2005 and Ps. 1,928 million in 2004).

Exploration and Production

Reserves

Unless otherwise indicated below, YPF has estimated its proved oil and gas reserves in this report as of December 31, 2005, 2004, 2003 and 2002 in accordance with guidelines established by the Securities and Exchange Commission and accounting principles set by the Financial Accounting Standards Board. See Note 16 to the Consolidated Financial Statements. These standards require reserve estimates to be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements.

Prior to the revisions described below, the reserves in all our production areas in Argentina were externally certified by independent engineers Gaffney, Cline & Associates (“GCA”) over a three-year cycle (2002-2004). On January 1, 2005, a second external certification cycle began. DeGolyer and MacNaughton (“D&M”) evaluated the main areas operated by YPF in the Cuyana and Neuquina basins and GCA evaluated the main areas operated by YPF in the Golfo de San Jorge basin and the reserves in the Loma La Lata-Sierras Blancas gas condensate reservoir. External certifications covered 69.5% of YPF’s proved reserves in Argentina at December 31, 2005.

The following table sets forth YPF’s estimated proved reserves and proved developed reserves of crude oil and natural gas as of December 31, 2002, 2003, 2004 and 2005 and are subject to the explanations and qualifications listed therein.

As restated	Crude Oil (1)	Natural Gas	Combined (2)
	(millions of barrels)	(Bcf)	(BOE in millions)
Proved Developed and Undeveloped Reserves
Reserves at December 31, 2002	1,387	8,974	2,985
Revisions of previous estimates (3)	(86)	(1,897)	(423)
Extensions, discoveries and improved recovery	58	16	61
Production for the year	(157)	(644)	(272)

Reserves at December 31, 2003	1,202	6,449	2,351
Revisions of previous estimates (3)	(21)	(137)	(45)
Extensions, discoveries and improved recovery	34	115	55
Sales of reserves in place	(5)	(45)	(13)
Production for the year	(146)	(706)	(272)

Reserves at December 31, 2004	1,064	5,676	2,076
Revisions of previous estimates (3)	(175)	(355)	(239)
Extensions, discoveries and improved recovery	22	30	27
Production for the year	(134)	(668)	(253)

Reserves at December 31, 2005	777	4,683	1,611
Proved Developed Reserves
At December 31, 2002	1,136	6,801	2,347
At December 31, 2003	984	4,226	1,737
At December 31, 2004	863	4,045	1,582
At December 31, 2005	604	3,201	1,174

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to BOE at 5.615 mcf per barrel.
(3)	Revisions in estimates of reserves are performed at least once a year. Revision of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation.

Net crude oil and gas proved reserves at December 31, 2005 were 1,611 million barrels of oil equivalent (48% crude oil, including condensate and natural gas liquids and 52% natural gas), a 31% decrease compared to net crude oil and gas proved reserves of 2,330 million barrels of oil equivalent originally reported at December 31, 2004.

On January 26, 2006 YPF announced that it would reduce its prior proved reserve estimates by 509 million barrels of oil equivalent (55% natural gas), including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. The Audit and Control Committee of YPF’s parent company, Repsol YPF, undertook an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. On January 27, 2006, the Audit Committee of YPF determined to rely on the investigation being conducted by Repsol YPF’s Audit and Control Committee. The Audit and Control Committee presented the final conclusions and recommendations of the independent review to the Board of Directors of Repsol YPF at its meeting of June 15, 2006. On the same date, the Audit Committee of YPF evaluated such conclusions and recommendations, endorsed such conclusions and recommended to the Board of Directors of YPF that such recommendations be implemented by YPF. According to the independent review, the process for determining reserves with respect to YPF’s fields in Argentina was flawed from 1999 to 2004 and YPF personnel at times failed to apply properly U.S. Securities Exchange Commission (“SEC”) criteria for reporting proved reserves.

The independent review reported that this was principally due to:

•	Lack of proper understanding of and training on the requirements of the SEC for booking proved reserves.

•	Undue optimism regarding the technical performance of the fields and focus on replacement ratio.

•	Absence of a meaningful deliberative process for determining proved reserves and resolving disputes.

•	Unwillingness to accept personal responsibility for reporting internally adverse facts regarding reserves and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time, problems emerged and grew in the absence of delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005.

This notwithstanding, no evidence was found that any personnel involved in the reporting of proved reserves were motivated by a desire to further their personal gain.

In addition to emphasizing the importance of the numerous and effective organizational changes that Repsol YPF, including YPF, has undertaken in 2005, which have remedied in large measure the weaknesses identified above, as well as the significant steps already undertaken regarding public awareness about YPF’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. The Board of Directors of YPF has fully accepted the conclusions of the Audit and Control Committee of Repsol YPF and of its independent advisors and management is in the process of implementing these recommendations. See Note 16 to the Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects—Recent Developments—Reserves Revisions and Independent Review” for a detailed discussion of the independent review and its conclusions.

Based on its application of SEC criteria for reporting proved reserves, YPF has concluded that a reserves restatement should be made in Argentina with respect to years 2003 and 2004. Specifically, YPF has concluded that reported volumes at the gas-condensate reservoir of Loma La Lata – Sierras Blancas, which had originally been booked on the basis of computer reservoir simulation modeling, were not sufficiently supported by actual reservoir performance. This conclusion is attributable to recent processing of technical information available in 2003 and 2004. D&M and GCA had conducted two external evaluations of the Loma La Lata – Sierras Blancas gas condensate reservoir at December 31, 2005.

As a consequence of these proved reserves restatements, the previously reported proved reserves as of December 31, 2003 and 2004 have been restated as follows:

At December 31, 2003 the aggregate effect on proved reserves volumes of the reserves restatement was 339 million barrels of oil equivalent, comprising 67 million barrels of crude oil, condensate and natural gas liquids and 1,531 billion standard cubic feet of gas. This amounts to 13% of the total proved reserves originally stated at that date (2,690 million barrels of oil equivalent). Of the total aggregate effect 91% had been in the proved developed reserves category and 9% had been categorized as proved undeveloped reserves. The reserves restatement gave rise to an estimated reduction of Ps.1,839 million in the standardized measure of discounted future net cash flow for YPF. This effect represents approximately 6% of the total standardized measure that was originally stated at that date.

At December 31, 2004 the aggregate effect on proved reserves volumes of the reserves restatement was 254 million barrels of oil equivalent, comprising 50 million barrels of crude oil, condensate and natural gas liquids and 1,144 billion standard cubic feet of gas. This amounts to 11% of the total proved reserves originally stated at that date (2,330 million barrels of oil equivalent). Of the total aggregate effect 87% had been in the proved developed reserves category and 13% had been categorized as proved undeveloped reserves. The reserves restatement gave rise to an estimated reduction of Ps.1,132 million in the standardized measure of discounted future net cash flow for YPF. This effect represents approximately 3% of the total standardized measure that was originally stated at that date.

For year 2005 the main changes to proved reserves, after giving effect to the proved reserves restatement previously indicated for prior years, have been due to:

1.  Revisions of previous estimates

At December 31, 2004, YPF’s restated proved reserves were 2,076 million barrels of oil equivalent (5,676 billion standard cubic feet of gas and 1,064 million barrels of crude oil, condensate and natural gas liquids). The downward revision at December 31, 2005 of the previous estimates by 239 million barrels of oil equivalent (175 million barrels of crude oil, condensate and natural gas liquids and 355 billion standard cubic feet of gas), represented 12% of YPF’s restated proved reserves at December 31, 2004.

These negative revisions were principally due to two factors:

•	Contractual revisions: reserves declared as proved in previous years based on the 10 year extension of the Concessions, established by the Hydrocarbons Law, were reclassified as non-proved since there is no reasonable certainty at December 31, 2005 that concessions will indeed be renewed.

This entails a negative adjustment of net proved reserves of 67 million barrels of oil equivalent (63 million barrel of crude oil and 23 billion standard cubic feet of gas) of which 47% correspond to the Chihuido de la Sierra Negra area and 42% correspond to the reserve areas of the Cuyana basin.

•	Several technical revisions, such as revisions of Gas Initially in Place (“GIIP”) in gas fields because of adjustments of the pressure evolution, greater decline of the primary oil production and acceleration of the water cut in oil fields, which caused a negative adjustment of 172 million barrels of oil equivalent (112 million barrels of crude oil, condensate and natural gas liquids and 333 billion standard cubic feet of natural gas).

The principal adjustments due to the revision of previous estimates were made to:

•

The Chihuido de la Sierra Negra (CHSN)-Troncoso Inferior/Agrio+Avilé reservoir for which the new evaluation implies a negative revision of 40.2 million barrels of oil equivalent (37.8 million barrels of crude oil and 13.2 billion standard cubic feet of gas) for technical reasons relating to the production performance of the reservoir that has been adversely affected by multiple factors, including the effect of interrupted production in late 2004 and problems with the injection wells and the handling of the produced fluids, which has caused a downward deviation in short and medium-term production estimates, to which 31.6 million barrels of oil equivalent need to be added (30.4 million barrels of crude oil and 6.5 billion standard cubic feet of gas) corresponding to the 10 years contractual extension declared as proved in previous years. The total revision, taking into account both reasons, amounts to 49% of the reservoir proved reserves at December 31, 2004. The proved reserves had been certified by D&M at December 31, 2005.

•	The Ramos/Chango Norte-Porcelana gas-condensate field, where the updated analysis of the pressure evolution by the material balance method resulted in a negative revision of the net proved reserves of 24.9 million barrels of oil equivalent (118 billion standard cubic feet of gas and 3.9 million barrels of condensate and natural gas liquids), which represent 39% of the field proved reserves at December 31, 2004. This field had been certified by GCA at December 31, 2004.

•	The Portón/Chihuido of the Salina/Chihuido of the Salina Sur reserve area, where the net proved reserves were reduced by 21.7 million barrels of oil equivalent (78.9 billion standard cubic feet of gas and 7.7 million barrels of condensate and natural gas liquids) principally due to the volumetric adjustments of the GIIP of the gas-caps and its corresponding liquid hydrocarbons. The mentioned revision includes the adjustment of 2.3 million barrels of oil equivalent (12.5 billion standard cubic feet of gas) corresponding to the gas volumes to be produced in the El Portón area during the 10 years contractual extension declared as proved in previous years. The external reserve certification, conducted by D&M at December 31, 2005, confirmed that the internal estimate was reasonable.

•	The Aguada Toledo-Sierra Barrosa reservoir, for which the review of the production-reinjection history, together with the evolution of the pressures of the gas-cap and its analysis by the material balance method resulted in a negative revision of 21 million barrels of oil equivalent (119 billion standard cubic feet of gas), of which 28% have been reclassified as non proved reserves. The proved reserves had been certified by D&M at December 31, 2005.

•	The Lomas del Cuy/Los Perales reserve areas, formed by oil reservoirs, located in the western flank of the Golfo de San Jorge basin, where there has been a global negative revision of 17.3 million barrels of crude oil, 17% of the crude oil proved reserves at December 31, 2004, due to the external reserve certification conducted by Gaffney, Cline & Associates at December 31, 2005. The fundamental reason for the negative revision is the increased exponential decline used by GCA to estimate the proved reserves, for the primary oil recovery, of wells drilled before 2001 in Los Perales and Lomas del Cuy.

2.  Improved recovery

Additions of net proved reserves for improvements in the recovery were due to our Argentinean oil fields that have added 7.1 million barrels of oil equivalent (7.0 million barrels of crude oil and 0.5 billion standard cubic feet of associated gas) through water injection projects.

3.  Extensions and discoveries

The addition of net proved reserves through extensions and discoveries was 20.0 million barrels of oil equivalent (14.7 million barrels of crude oil and 30 billion standard cubic feet of associated gas).

Exploration and Development Activities

Domestic Activities

The following table shows the number of wells drilled by YPF in Argentina, or in which YPF participated, and the results obtained, for the periods indicated.

	For the Year Ended December 31,
	2005	2004	2003
Gross wells drilled (1)
Exploratory
Oil	6	5	7
Gas	2	4	1
Dry	7	19	19

Total	15	28	27

Development
Oil	632	649	586
Gas	34	41	25
Dry	18	30	29

Total	684	720	640

Net wells drilled (1)
Exploratory
Oil	5	3	7
Gas	1	4	1
Dry	5	17	17

Total	11	24	25

Development
Oil	517	537	506
Gas	17	32	24
Dry	16	28	29

Total	550	597	559

(1)	“Gross” wells means all wells in which YPF has an interest. “Net” wells means gross wells after deducting interests of others.

In the South Business Unit in the Gulf of San Jorge basin, a series of labor conflicts occurred in the Province of Santa Cruz in the West and South Flanks that halted the production of 1.7 million of barrels of oil equivalent and delayed the drilling of 58 new wells.

A new production record in the Manantiales Behr field, of which YPF owns 100%, was achieved in 2005. Production from this field, located in the San Jorge Gulf basin, has doubled in recent years in spite of its maturity, and reached a cumulative production of 5.88 million barrels of oil equivalent, or 16,117 barrels of oil equivalent per day.

YPF is planning to invest US$ 65 million to build a low temperature separator (“LTS”) plant in the El Portón field to treat 12,578 million BOE of gas and inject the gas into the gas trunk line transport system that connects El Portón with Loma La Lata. YPF hopes to have the plant commissioned by next year. Additionally, YPF began the Low Pressure Project in the Loma La Lata field with an investment of US$ 19.7 million over the next three years. Another similar project is to increase Ramos Low Pressure’s current capacity from 18,000 HP to 60,000 HP, with an investment of US$ 19.7 million, to be completed by 2007.

During 2005, the Acambuco Joint Venture announced the Macueta project. This project consists of the construction of a gas trunk line between the Macueta Field and the Piquirenda Plant. Additionally, the Joint Venture will begin the expansion of the Piquirenda Plant to treat gas coming from Macueta. Both of them are expected to be operational during 2006. The supply of gas will be increased by 1.5 MMm3/d.

Work continued at Rincón de los Sauces in the Neuquina basin to mitigate the natural decline that has been under way since mid-1999. Work undertaken in 2005 included the repair of 82 wells, replacement of 7,000 m of pipelines and drilling nine replacement wells, which cost an aggregate of US$ 133 million. New development fields have been considered, for example Desfiladero Bayo Este (75 wells over the period from 2005 to 2007), Jagüel Casa de Piedra (30 wells), Pata Mora (15 wells) and Risco Alto (10 wells over a period of three years). Another consideration is the implementation of an EOR (Enhanced Oil Recovery) pilot project of gels and WAG (Water Alternating Gas) project in Chihuido de la Sierra Negra.

In May 2004, the Argentine government increased the tax rate on crude oil exports from 20% to 25% and the tax on LPG exports from 5% to 20%. It also imposed a 20% withholding on natural gas exports and a 5% withholding on gasoline exports. In August 2004, as a consequence of crude oil international price increases, the crude oil tax rate was raised over the existing 25% by adding a variable surcharge from 3 % up to 20% on the WTI crude oil price, when the price is greater than US$ 32 per barrel. The percentage to be applied depends on the increase of the WTI price from US$ 32 up to US$ 45 per barrel. Over US$45 per barrel the surcharge is 20%, the maximum applicable.

During 2005, 15 exploratory wells were finished (gross basis), eight of which were successful. Most prominent among the discoveries made in Argentina are those made in the Jagüel Casa de Piedra, Aguada Pichana Norte and Risco Alto wells, which are located in the Neuquina basin.

Three-dimensional seismic testing is being used in several basins to increase exploratory success, improve the quality of exploratory prospects and optimize positioning of the wells. In 2005, 3,771 km2 of three-dimensional seismic testing were recorded and evaluated.

Exploration and Development Properties and Production

Domestic Properties and Production

YPF domestic operations are subject to numerous risks. See “Item 3. Key Information—Risk Factors.”

Argentina is the fourth largest hydrocarbon producing nation in Latin America and the fourth largest in reserves after Mexico, Venezuela and Brazil. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. There are 24 known sedimentary basins in the country. Eleven of these are located entirely onshore, six are combined onshore/offshore and seven are entirely offshore. Total onshore acreage is composed of 358 million acres, and total offshore acreage includes 98 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the 456 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and Noroeste in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for YPF’s activities in Argentina. As of December 31, 2005, YPF had an interest in 12.4 million net acres onshore and offshore (within the 200-meter depth line), of which 6.2 million net acres were under production concessions and 6.2 million net acres were under exploration permits.

The following table shows YPF’s gross and net interests in productive oil and gas wells and exploration permits and production concessions in Argentina by basin, as of December 31, 2005.

	Wells				Acreage
	Oil		Gas		Production Concessions(1)		Exploration Permits(1)
	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)
					(thousands of acres)
Onshore
Neuquina	3,124	2,663	295	294	3,523	2,840	1,061	717
Golfo de San Jorge	6,551	5,750	50	50	2,472	2,347	4,927	2,464
Cuyana	791	692	—	—	427	375	—	—
Noroeste	43	13	52	13	1,329	372	—	—
Austral	104	31	54	16	602	181	—	—
Offshore	22	11	9	5	115	63	4,032	3,018

(1)	Production concessions are granted after commercially exploitable quantities of oil or gas are discovered, are based upon estimated field size as determined by geological and geophysical techniques and are subject to adjustment based upon new information concerning the reservoir. Accordingly, not all acreage covered by production concessions is in fact producing. Acreage held under exploration permits is unproved and non-producing.
(2)	“Gross” wells and acreage include all wells and acreage in which YPF has an interest. “Net” wells and acreage equals gross wells and acreage after deducting third party interests.

The decrease in the number of concessions between 2004 and 2005 was due to the issue of Law No. 25,943 which revoked preliminary concessions in Argentina and transferred them to ENARSA. See “Item 3. Risk Factors-Political Instability and the Uncertain Regulatory Outlook in Bolivia may have a Material Adverse Effect on our Long-term Natural Gas Supply Commitments.”

Approximately 86% of YPF’s proved crude oil reserves in Argentina are concentrated in the Neuquina (57%) and Golfo San Jorge (29%) basins, and 96% of YPF’s proved gas reserves in Argentina are concentrated in the Neuquina (78%), Noroeste (11%) and Austral (7%) basins.

As of December 31, 2005, YPF held 104 production concessions and exploration permits in Argentina. YPF directly operates 69 of them, including 59 production concessions and 10 exploration permits.

As of December 31, 2005, YPF held 16 exploration permits in Argentina, 10 of which are onshore exploration permits and 6 of which are offshore exploration permits. YPF has 100% ownership of 5 onshore permits, and its participating interests in the rest vary between 27% and 50%. YPF’s interests in the riskier offshore permits vary between 34% and 90%.

As of December 31, 2005, YPF had 88 production concessions. YPF has a 100% ownership interest in 54 production concessions and its participating interests in the remaining 34 production concessions vary between 12% and 70%.

Production

The following table shows YPF’s historical average net daily crude oil, condensate, natural gas liquids and natural gas production in Argentina by basin and average sales prices for the years indicated, as well as total average daily crude oil and natural gas production.

	For the Year Ended December 31,
	2005	2004	2003
	(thousands of barrels per day)
Crude oil production (1)(3)
Neuquina	213	239	258
Golfo de San Jorge	108	112	119
Cuyana	31	32	37
Noroeste	9	9	10
Austral	5	7	6

Total oil production	366	399	430

	(millions of cubic feet per day)
Natural gas production (1)
Neuquina	1,439	1,539	1,365
Golfo de San Jorge	112	107	114
Cuyana	11	3	4
Noroeste	163	172	193
Austral	102	105	87

Total gas production	1,827	1,926	1,763

Average sales price
Oil (US$ per barrel) (2)	35.53	31.39	26.18
Gas (US$ per mcf)	1.34	1.07	0.85

(1)	Crude oil and gas production amounts are stated before making any deductions with respect to royalties. Royalties are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (h) to Consolidated Financial Statements.
(2)	The average sales price per barrel of oil represents the transfer price established by YPF, which reflects the Argentine market price.
(3)	Includes crude oil, condensate and natural gas liquids.

In 2005, crude oil and natural gas production on a BOE basis decreased by 7% compared to 2004. As compared to 2004, crude oil (including condensate and natural gas liquids production) decreased by 8% in 2005. With respect to natural gas, the production decreased by 5% in 2005 compared to 2004.

The crude oil produced by YPF in Argentina varies by geographic area. Almost all crude oil produced by YPF in Argentina has very low or no sulfur content. Most of the natural gas produced by YPF is of pipeline quality. All of the gas fields produce commercial quantities of condensate, and substantially all of the oil fields produce associated gas.

International Properties and Production

YPF’s foreign operations, through YPF Holdings are subject to numerous risks. See “Item 3. Key Information—Risk Factors.”

United States

As of December 31, 2005, YPF had mineral rights in 73 exploratory blocks, with a net surface area of 1,000 square kilometers.

YPF’s U.S. subsidiaries’ net petroleum production in the United States in 2005 and 2004 were 118 thousand and 111 thousand barrels of oil equivalent, respectively.

YPF’s U.S. subsidiaries have entered into various operating agreements and capital commitments associated with the exploration and development of their oil and gas properties. Such contractual, financial and/or performance commitments are not material, except those commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. YPF’s investment in the Neptune project includes three exploratory wells totalling US$ 13 million. The latest well was drilled in March and April of 2004. YPF and its partners have discovered reserves that are commercially viable and the project is in the execution phase of development. The U.S. Minerals Management Service, has granted a field designation that allows the lease to be maintained without beginning production after the field has been identified as commercial and a plan development has been submitted and approved. This is expected to be ready and to begin to produce in 2007. Drilling of the first of seven planned development wells is scheduled to begin by May 2006. During 2005, approximately US$ 12 million was spent by YPF on the execution of this project. During 2006, expenditures by YPF are expected to be approximately US$ 64 million.

On November 17, 2004, an agreement with Murphy Oil Corporation was reached to swap 50% of YPF’s interest in 13 offshore exploration blocks in the Green Canyon with 11 blocks of Murphy Oil Corporation in same area. Additionally in 2004, YPF’s U.S. subsidiaries acquired participation rights in 24 offshore exploration blocks in Alaminos Canyon, Green Canyon, Mississippi Canyon and Atwater Valley through farm-in operations. During 2005 three exploration blocks were relinquished at East Breaks and Garden Banks in the Gulf of Mexico.

Joint Ventures and Contractual Arrangements in Argentina

YPF participates in fourteen of the most important exploration and production joint ventures in Argentina. YPF’s interests in these joint ventures range from 12% to 70%, although its obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, YPF has agreed to indemnify its joint venture partners in the event that YPF’s rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the exploration and production joint ventures in which YPF participates, see Note 6 to the Consolidated Financial Statements. YPF is also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion into production concessions and exploration permits, respectively.

Natural Gas Markets and Distribution

Natural gas market business involves the marketing of Exploration and Production’s natural gas production.

YPF estimates, based on preliminary figures, that natural gas delivered by transport companies in Argentina totalled approximately 1,400 Bcf in 2005. From 1980 to 2005, the production of natural gas in Argentina has grown significantly, increasing by approximately 273%, at an average annual rate of 5.2%. This increase is attributable, in part, to an increase in the number of users connected to distribution systems from approximately 2.5 million in 1980 to approximately 6.6 million by 2005. YPF does not believe that the natural gas market will continue to grow at the same rate as it has in the last twenty-four years, except if new productive areas are found and more gas is imported.

Prior to 1993, all of YPF’s gas production was delivered to Gas del Estado, the state-owned entity that operated the gas transportation and distribution system for all of Argentina. YPF now sells approximately 43% of its gas to nine local distribution companies, formed in connection with the privatization of Gas del Estado in 1992, approximately 42% to industries and power plants, and approximately 15% in exports to foreign markets. Approximately 68% of natural gas sales are from the Neuquina Basin.

The currency devaluation dating back to January 2002 caused at the very beginning a freeze on natural gas prices which in turn produced very low-end prices against alternative fuels. Consequently, demand for these products soared while suppliers did not have any incentive to meet the extremely high growth rates in consumption.

In the first quarter of 2004, YPF and the other gas producers in Argentina signed an agreement with the government for implementation of the regularization of natural gas prices at the point of entry into the transport system scheme, set forth under Decree No. 181/04. This agreement allows for gradual adjustments in the prices of the Industry, Power Generation, and CNG segment. It also requires producers to guarantee the supply of maximum daily volumes to distributors and power generation plants that use firm transport, covering both current volumes and growth from 2004 to 2006. All of these increases were approved by the Argentine government and already took place in May and October 2004 and in May and July 2005. From then until the end of 2006, YPF has proposed a preset price which is higher than that agreed to in July 2005 with the Secretariat of Energy.

In June 2004, YPF began to import Bolivian gas. YPF has purchased approximately 115 mmcfpd in 2005 and its contract has been renegotiated and concludes in December 2006. (See Item 3 Risk Factor—Political Instability and the Uncertain Regulatory Outlook in Bolivia may have a Material Adverse Effect on our Long-term Natural Gas Supply Commitments).

YPF’s direct sale volumes to industrial users in 2005 represented 28% of total natural gas sale volumes. During 2005, YPF’s domestic natural gas sale volumes did not practically increase.

Most of YPF’s proved natural gas reserves in Argentina are situated in the Neuquina basin (76.5%), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. During the period from 1994 to 2001, local pipeline companies added approximately 1,606 mmcfpd of new capacity. These additions have improved their ability to satisfy peak-day winter demand and directly benefited YPF.

Decree No. 180/04, issued in January 2004, created a trust fund for the financing of transportation and distribution facilities enlargement under a global program for the issuance of debt securities and participation certificates approved by Resolution No. 185/04, issued by the Ministry of Federal Planning, Public Investment and Services on April 20, 2004. In accordance with Decree No. 180/2004, two trust funds were created to finance an expansion of the North Pipeline operated by TGN (Transportadora Gas del Norte), which capacity increased by 1.8 million cubic meters per day (63.6 mmcfpd) in 2005, and an expansion of the San Martín Pipeline operated by TGS (Transportadora Gas del Sur) which capacity increased by 2.9 million cubic meters per day (102.4 mmcfpd) in 2005. Both expansions are about to be in full service. YPF has participated as investor in the trust fund for the expansion of TGN’s North Pipeline, which would increase gas transportation capacity from Bolivia, with a contribution of about US$ 100 million. Contributions to this trust fund will accrue interest and will enable YPF to obtain the additional natural gas transport capacity to transport increased Bolivian gas imports.

Natural gas is delivered by YPF through its own gathering systems to the trunk lines from each of the major basins, although all of the firm capacity of the natural gas transportation pipelines in Argentina is currently apportioned among the distribution companies under long term firm transportation contracts. All of the available capacity of the transportation pipelines is taken by firm customers only during a few days in winter, leaving capacity available for interruptible customers in varying degrees throughout the rest of the year.

As a consequence of the energy crisis in Argentina, over the past three years the Argentine Government has established resolutions and regulations which regulate both the export and internal market. These regulations have affected Argentine producers’s ability to export natural gas. In fact, YPF has appealed to the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a Force Majeure event under the corresponding export natural gas purchase and sales agreements. The counterparties to such agreements have rejected such invocation. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” below. In addition, these regulations have caused YPF’s business and financial condition to be adversely affected. See “Item 3. Risk Factors—Negative Economic, Political and Regulatory developments in Argentina Including Export Controls May Adversely Affect our Domestic Operations” and “Item 8. Financial Information—Legal Proceedings.”

During December 1996, YPF began exporting natural gas from Argentina, delivering 37 mmcfpd to the Methanex Plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile under a 20-year contract. The natural gas supplied to the Methanex plant is produced in the Austral Basin. In the second quarter of 1999, an expansion of the Methanex plant increased the plant’s supply requirements to 159 mmcfpd, of which YPF supplies approximately 42 mmcfpd. In 2003, YPF entered into a 20-year agreement to supply an additional 21 mmcfpd of natural gas since the expansion of the plant, which took place in 2005.

The Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, with a transportation capacity of 353 mmcfpd, was brought on line in August of 1997, carrying natural gas from the Neuquina basin. In August 1998, the San Isidro Electricity Company (Endesa), located at Quillota, Chile, began operations using natural gas 100% supplied by YPF. This was YPF’s first export to Chile through Gas Andes with volumes averaging 63 mmcfpd. The contract is for a term of 15 years. In addition since the end of 1999, YPF supplies 20% of the natural gas requirements of the electricity company Colbun (11 mmcfpd). This contract is for a term of 15 years. During the first quarter of 2003, YPF started supplying natural gas to Gas Valpo (35 mmcfpd) under a 15-year contract.

In December 1999, Gasoducto del Pacífico, a consortium in which YPF has a 10% interest, completed the construction of a natural gas pipeline connecting Loma La Lata (Neuquén, Argentina) with Chile. The pipeline has a capacity of 318 mmcfpd and carries natural gas from the Neuquén Basin. Since December 1999, YPF has supplied, through Gasoducto del Pacífico, natural gas to a distribution company that further distributes natural gas to industrial clients (99 mmcfpd). This contract is for a term of 17 years.

In the second half of 1999, two natural gas pipelines, with a carrying capacity of 300 mmcfpd each, connecting Salta, Argentina, to Región II in Chile, were brought on line. The pipelines were planned to carry natural gas from the Noroeste Basin. Beginning in January 2000, YPF started supplying natural gas to thermal power plants in northern Chile (113 mmcfpd).

Through the 560 mmcfpd natural gas pipeline, which links Aldea Brasilera, Argentina, to Uruguayana, Brazil, YPF supplies a AES’ thermal power plant with 99 mmcfpd of gas under a 20-year contract. In the second half of 2000, YPF started delivering gas produced in the Neuquina Basin.

In November 1999, a Shareholders’ Agreement was signed in Brazil for the construction of a natural gas pipeline from Uruguayana to Porto Alegre, Brazil, through a partnership among Gaspetro (25%), Ipiranga (20%), Total (25%), Techint (15%) and Repsol YPF Brasil (15%). In October 1998, YPF signed an agreement with Petrobras to supply natural gas to the pipeline project. The project is currently delayed because of the excess of energy offered in the south and southeast parts of Brazil.

During the last quarter of 1999, YPF started supplying 40 mmcfpd of natural gas under a 12-year contract to the Termoandes power plant located in Salta, Argentina, representing 50% of the Plant’s gas requirements. The natural gas comes from the Noroeste Basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

YPF has continued to analyze the possible utilization of natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing gas during periods of low demand and selling the natural gas stored during periods of high demand. The most advanced gas storage project undertaken by YPF in Argentina is “Diadema”, which is located in the Patagonia region, near Comodoro Rivadavia City. The gas injection into the reservoir started in January 2001, and YPF has accomplished its fourth season of gas withdrawal. YPF has also started a gas injection pilot test in March 2005 as part of the “Lunlunta Carrizal Project”, located 60 kilometers South-East of Mendoza, where a depleted oil reservoir feasible for gas storage is located.

Natural gas distribution

YPF currently holds through its subsidiary YPF Inversora Energética S.A. a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2005, Metrogas distributed approximately 7.67 billion cubic meters of natural gas to 2 million customers in comparison with approximately 7.82 billion cubic meters of natural gas distributed to 1.9 million customers in 2004. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA has reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange, YPF Inversora Energética S.A. will hold a 31.7% stake in GASA. The agreement has been presented to the Argentine entities CNDC and Ente Nacional Regulador del Gas (“ENARGAS”) and is subject to their approval as condition precedent to the closing of the MRA. At the same time, Metrogas has reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process is to modify certain terms and conditions included in the loan and negotiable agreements, by adjusting interest rates and the amortization period so as to align the cash flow required for repayment of the indebtedness with debt service capacity. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness which has become effective in May 2006.

Natural Gas Liquids

YPF developed Compañía Mega S.A. (“Mega”) to increase its ability to separate liquid petroleum products from natural gas. Mega allowed YPF in 2001, through the fractioning of gas liquids, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day.

YPF owns 38% of Mega, while Petrobras and Dow Chemical have a 34% and 28% stake, respectively.

Mega includes:

•	A separation plant, which is located in Loma La Lata, in the Province of Neuquén.

•	A natural gas liquids fractioning plant, which produces ethane, propane, butane and natural gasoline. This plant is located in the city of Bahía Blanca in the Province of Buenos Aires.

•	A pipeline that links both plants and that transports natural gas liquids.

•	Transportation, storage and port facilities in the proximity of the fractioning plant.

Mega required an investment of approximately US$ 715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBBPolisur S.A. and is also exported by tanker to Petrobras’ facilities in Brazil.

Electricity Market

Generation

YPF participates in four power stations with an aggregate installed capacity of 1,685 megawatts (MW):

•	A 45% interest in Central Térmica Tucumán (410 MW combined cycle);

•	A 45% interest in Central Térmica San Miguel de Tucumán (370 MW combined cycle);

•	A 50% interest in Filo Morado (63 MW); and

•	A 40% interest in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines)

In 2005, these plants generated altogether approximately 8,940 GWh in the aggregate.

YPF also owns and operates power plants supplied with natural gas produced by YPF, which produce power for use by YPF in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	the power plant located at the Plaza Huincul refinery (40 MW).

Refining and Marketing

During 2005, YPF’s Refining and Marketing activities included crude oil marketing, refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in wholesale, retail and export markets.

During 2005, Refining and Marketing segment was organized into the following Divisions:

•	Refining Division

•	Logistic Division

•	Domestic Marketing Division

•	International Marketing Division

•	LPG General Division.

YPF markets a wide range of refined petroleum products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system. In addition, YPF exports refined products, mainly from the port at La Plata. The refined petroleum products marketed by YPF include gasoline, diesel fuel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG, asphalts and naphthas.

Refining Division:

YPF wholly owns and operates three refineries in Argentina:

•	La Plata Refinery, located in the Province of Buenos Aires;

•	Luján de Cuyo Refinery, located in the Province of Mendoza; and

•	Plaza Huincul Refinery, located in the Province of Neuquén (together referred as the “Refineries”).

YPF’s Refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The Refineries are strategically located along YPF’s crude oil pipeline and product pipeline distribution systems. In 2005, 94.2% of the crude oil processed by YPF’s Refineries was supplied by YPF’s Upstream operations. YPF, through Refinor also owns a 50% interest in a 28,500 barrel per calendar day refinery located in the Province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for YPF’s Refineries for each of the three-years ended December 31, 2005:

	For the Year Ended December 31,
	2005	2004	2003
	(millions of barrels)
Throughput crude/Feedstock	113.1	112.0	111.5
Production
Diesel fuel	43.9	44.2	44.1
Gasoline	32.3	32.5	33.8
Jet fuel	6.6	5.5	5.7
Base oils	2.7	3.0	2.9

	(thousands of tonnes)
Fuel oil	1,198	935	759
Coke	967	961	1,057
LPG	596	617	678
Asphalt	204	207	123

In 2005, overall volumes of crude oil processed increased by 1.0% compared with 2004 and volumes sales in foreign markets were 16% lower than in 2004. Refinery capacity utilization in 2005 reached 94.4%, compared with 93.1% in 2004 and 93.1% in 2003.

The La Plata Refinery is the largest refinery in Argentina, with capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit and a lubricants complex. The refinery is located at the port in the city of La Plata, in the Province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. In 2005, the refinery processed approximately 172,700 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata Refinery for 2005 was 1.7% higher than in 2004. The crude oil processed at the La Plata Refinery comes mainly from YPF’s own production in the Neuquina and Golfo de San Jorge basins. Crude oil supplies for the La Plata Refinery are transported from the Neuquina basin by pipeline and from the Golfo de San Jorge basin by vessel in each case to Puerto Rosales and then by pipeline from Puerto Rosales to the refinery.

YPF has been implementing an environmental program to address contamination generated prior to YPF’s privatization, with particular emphasis on effluents. In 2004 the project “Integral Treatment of Liquid Effluents” at La Plata Refinery was concluded and the project “Integral Adapting of Effluent Treatment System” at the Luján de Cuyo Refinery has started execution and will be concluded in 2006.

In September 2003, YPF approved a project for the construction of a new FCC naphtha splitter and a desulfuration unit in the La Plata Refinery and, in 2004 approved a project for the construction of a new FCC naphtha splitter in the Luján de Cuyo Refinery. Both projects, which are expected to be completed during 2006, will allow YPF to meet new higher technical requirements that limit the level of sulfur in fuels (gasolines) as required by recently enacted legislation in Argentina.

The Luján de Cuyo Refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, an MTBE unit, an isomerization unit, an alkylation unit, and hydrocracking and hydrotreating units. In 2005 the refinery processed approximately 104,900 barrels of crude oil per calendar day. The capacity utilization rate for 2005 was 3.5% higher than in 2004. Because of its location in the western Province of Mendoza and its proximity to significant distribution terminals owned by YPF, the Luján de Cuyo Refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. Luján de Cuyo Refinery receives crude supplies from the Neuquinaand Cuyana basins by pipeline directly into the facility. Approximately 89% of the crude oil processed at the Luján de Cuyo Refinery is produced by YPF. Most of the crude purchased from third parties comes from oil fields in Neuquén or in Mendoza.

In May 2005, Lujan de Cuyo Refinery was audited by prestigious international insurance companies, and received a “Better than average” rating, positioning the industrial complex above international refineries safety standards.

The Plaza Huincul Refinery, located near the town of Plaza Huincul in the Province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. In 2005, the refinery processed approximately 24,000 barrels of crude oil per calendar day. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata Refinery for further processing. Plaza Huincul Refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at Plaza Huincul Refinery is mostly produced by YPF. In 2005, 10% of the Refinery’s crude supplies were purchased from third parties.

During 1997 and 1998, each of the Refineries, YPF’s La Plata Petrochemical Plant and YPF’s Applied Technology Center were certified under ISO 9002 and ISO 14000 (environmental performance) and were recertified under ISO 9001 (version 2000) in 2003.

Capital expenditures in 2005 for efficiency and environmental projects and other improvements at the three Refineries were Ps. 358 million.

Logistic Division:

Crude Oil and Products Transportation and Storage

YPF transports crude oil from production areas to the Refineries or to the ports through five major pipelines, two of which are wholly owned by YPF. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. YPF has total crude oil tankage of approximately seven million barrels and maintains terminal facilities at five Argentinian ports.

Information with respect to YPF’s network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (bpd)
Puesto Hernández	Luján de Cuyo Refinery	100%	528		75,000
Puerto Rosales	La Plata Refinery	100%	585		316,000
La Plata Refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	18%	428	(2)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	This pipeline stopped operating on December 29, 2005.

YPF owns two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo Refinery (528 kilometers) and the other connects Puerto Rosales to the La Plata Refinery (585 kilometers ) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 kilometers). YPF also owns a plant for storage and distribution of crude oil in the northern Province of Formosa with an operating capacity of 19,000 cubic meters, and in the city of Berisso in the Province of Buenos Aires there are two tanks with 60,000 cubic meters of capacity. YPF owns 37% of Oleoductos del Valle S.A., operator of 888 kilometers of pipelines, its main pipeline being a double 513 kilometer pipeline that connects the Neuquina basin and Puerto Rosales. At December 31, 2005, YPF had an 18% interest in the 428 kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline stopped operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from smaller production in the north of the province of Neuquén. At present the future destination of the pipeline is under evaluation and the assets related to this pipeline were reduced to their recovery value.

YPF also owns 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (Province of Chubut), which has a capacity of 264,000 cubic meters, and Caleta Olivia (Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, YPF has a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connect Brandsen (60,000 cubic meters of storage capacity) to the ESSO Refinery in Campana (168 km) in the Province of Buenos Aires.

In Argentina, YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. YPF also owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or river connections. YPF also operates 54 airport facilities (44 of them are wholly owned) with a capacity of 24,000 cubic meters, owns 27 trucks, 116 suppliers and 16 dispensers. These facilities provide a flexible country-wide distribution system and satisfy the growing needs of exports to foreign markets, mainly to neighboring countries and to the United States of America. Products are shipped mainly by truck, ship or river barge.

Marketing Division:

Domestic Marketing Division

Through the Marketing Division, YPF markets gasoline, diesel fuel and other petroleum products to retail and wholesale customers. In 2005 retail, wholesale, lubricants and specialties directions and aviation sales reached Ps. 9,526 million, representing 56% of Refining and Marketing consolidated revenue, with Ps. 4,820 million generated by retail customers.

Until December 31, 2005, the Retail Division’s sales network in Argentina included 1,794 retail service stations, 93 of which are directly owned by YPF, and the remainder 1,701 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”) (a wholly-owned subsidiary of YPF), operates 155 of our retail service stations, 73 of which are directly owned by YPF, 24 are leased to ACA (Automovil Club Argentino), and 58 are leased to independent owners. Additionally, 36 retail service stations are branded by Refinor (of which YPF owns 50%).

YPF estimates that, as of December 31, 2005, YPF’s points of sale accounted for 29.9% of the Argentine market. In Argentina, Shell, Petrobras and Esso are YPF’s main competitors and own approximately 13.9%, 12.2% and 8.2%, respectively, of the points of sale in Argentina.

During 2005, YPF slightly increased its market share in the diesel fuel and gasoline markets from 50.0% in 2004 to 53.8%, according to internal calculations. YPF will continue its efforts to eliminate unprofitable or non-strategic existing stations, and dealer-operated stations which do not comply with the level of operational efficiency that YPF requires.

The “Red XXI” marketing program, launched in October 1997, which has significantly improved operational efficiency and provides YPF with immediate performance data from each station, is aiming to connect most of its service stations network. Currently, 1,445 stations are linked to the Red XXI system, with plans to add approximately 36 additional stations in 2006.

YPF has continued developing its technical seminars and courses for station personnel and employees in order to improve the quality of services currently provided by service stations. In 2005, approximately 14,106 service station employees of YPF’s own and branded service stations participated in training courses throughout the year.

In order to improve the performance of the gas stations during 2005, YPF increased the standard of services and management system, by certificating 211 gas stations with ISO 9001, 143 gas stations with ISO 9001 and ISO 14001, and 24 gas stations with ISO 9001, ISO 14001 and OHSAS 18001. The total certificated gas stations is 378.

YPF’s sales to the agricultural sector are principally conducted through distributors (nine of which are owned by YPF). During 2005, the Wholesale Division consolidated a distribution network through more than 120 exclusive distribution contracts with independent distributors from all regions of Argentina.

Sales to transportation, industrial, utility, and mining sectors are made primarily through YPF’s direct selling efforts. The main products sold in the domestic wholesale market include diesel fuel and fuel oil.

In December 2002 the Wholesale Division obtained the ISO 9001 certification covering the design, operation, marketing, customer service and management processes. As of December 2005, there are 54 Diesel fuel distributers under ISO certification, including six of which are owned by YPF. From these, 32 had ISO 9001 certification, 19 had 9001 and 14001 certification, and three had ISO 9001, 14001 and OHSAS 18001 certification.

Sales to the aviation sector are made directly by YPF. The products sold in this market are jet fuel and aviation gasoline.

YPF’s Lubricants and specialties division markets a wide family of products that includes lubricants, greases, asphalt, paraffin, base lubricant, decanted oil, carbon dioxide and coke. This division is responsible for the production, distribution and commercialization of the products in the domestic and exports markets. These operations are ISO 9001: 2000 and Tierra 16949 certified. The lubricants production facilities are also ISO 14001 certified.

During 2005, YPF’s Lubricants and specialities sales to local markets increased by 23% from Ps. 765 million in 2004 to Ps. 947 million in 2005. YPF exports lubricants to 19 countries, including the United States with Repsol Moto lubricants. Sales to export markets increased by 11% from Ps. 173 million in 2004 to Ps. 192 million in 2005. The total lubricants sales increased by 29%, the asphalt sales increased by 42% and the derivatives increased by 11% during 2005.

In the lubricant market in Argentina, YPF maintained its position as the market leader by increasing its sales from 36.9% in 2004 to 37.5% in 2005. Lead domestic automotive manufacturers Ford, VW, Scania, Seat, Porsche and General Motors, which represent 60% of the automotive industry in Argentina, exclusively use and recommend YPF lubricant products.

In October 2005, the Iberoamerican Foundation of Quality (“FUNDIBEQ”) awarded to YPF’s Lubricant Division the Iberoamerican Award for performance and quality. This award was obtained after being evaluated on our performance, business model and the principles of management excellence.

International Marketing Division

The International Marketing Division sells crude oil and refined products to international customers and oil to domestic oil companies. Sales to international companies for 2005 totalled Ps. 5,495 million (US$1,876 million), 76% of which represented sales of refined products, 18% represented crude oil deliveries and the remaining 6% sales of marine fuels. On a volume basis, sales consisted of 11.18 million barrels of crude oil, 24.5 million barrels of refined products and 2.05 million barrels of marine fuels. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, liquefied petroleum gases, light naphtha, virgin naphtha, and base oils. YPF sells to the export market directly and through traders mainly to neighbouring countries (Brazil, Chile and Paraguay) and the United States. Domestic sales of crude oil, reached Ps. 524 million (US$ 181 million) and 5.5 million barrels in 2005. Domestic sales of marine fuels, reached Ps. 194 million (US$ 66 million) and 1.3 million barrels.

LPG General Division:

Production

YPF is one of the largest LPG players in Argentina, with a yearly production of 848,804 tonnes in 2005 (including 285,336 tonnes of LPG destined for petrochemical usage). This represents approximately 25.39% of total LPG Argentine production (including LPG destined for petrochemical usage).

YPF also has a 50% interest in Refinor, a jointly-controlled company, which produced 347,462 tonnes of LPG in 2005.

The LPG division obtains LPG from natural gas processing plants and from its refineries and petrochemical plant. It also purchases LPG from third parties as detailed in the following table:

Purchase (tonnes)
LPG from Natural Gas Processing Plants: (1)
Loma La Lata	30,966
General Cerri	27,291
El Portón	123,829
San Sebastián	16,883

Total Upstream	198,969

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	155,655
Luján de Cuyo Refinery	181,329
La Plata Petrochemical Plant	27,514

Total Refineries & Petrochemical Plants (2)	364,498

LPG purchased to Jointly controlled companies: (3)	119,469

LPG purchased to unrelated parties	82,140

Total	765,076

(1)	San Sebastian plant is a joint-venture in which YPF owns 30% interest; Loma La Lata and El Portón are 100% owned by YPF; General Cerri belongs to a third party, having a façon agreement with YPF.
(2)	This production is net of 285,336 tonnes of LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased by Refinor.

LPG Marketing

YPF sells LPG to the foreign market, domestic wholesale market and domestic retail market.

YPF 2005 LPG sales can be broken down by market as follows:

Sales Capacity (tonnes)
Domestic market
Retail to related parties under common control	226,017
Other bottlers/propane network distributors	101,319
Other Wholesales	41,158

Foreign market/exports
Exports	373,157

Total Sales	741,651

Total sales of LPG (excluding LPG used as petrochemical feedstock) to both domestic and foreign markets was Ps. 699 million in 2005.

Chemicals

During 2005 YPF’s revenues from chemical sales were Ps. 2,269 million and the operating income was Ps. 542 million.

Petrochemicals are produced at five different facilities at YPF’s petrochemical complexes in Ensenada and Plaza Huincul.

YPF’s petrochemical production operations in Ensenada are closely integrated with YPF’s refining activities (La Plata Refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and others synergies.

The main petrochemical products and production capacity per year are as follows:

Capacity (tonnes per year)
Ensenada:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100

Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000

LAB/LAS
LAB	48,000
LAS	25,000

Polybutenes
PIB	26,000

Maleic
Maleic Anhydride	17,500

Plaza Huincul:
Methanol	411,000

Natural gas, raw material for methanol, is supplied by YPF’s upstream unit. In 2005 the plant operated at 82.0% of its nominal capacity. Production from the Methanol unit during 2005 was destined for export, (75.5%) to YPF’s internal consumption as feedstock for MTBE and TAME (15.5%) and to the local market (9.0%). The use of natural gas as a raw material makes possible the monetization of reserves, which demonstrates the integration between the petrochemical and the upstream units

The raw materials for petrochemical production in Ensenada, including Virgin Naphtha, Propane, Butane, and Kerosene, are supplied mainly by the La Plata Refinery.

In 2005, petrochemicals sales from Ensenada Industrial Complex, Methanol units and YPF’s fertilizers retail units were Ps. 2,269 million, with the domestic market accounting for 49.7% and exports for 50.3%. During 2005, the exports were destined to Mercosur countries, Latin American countries, Europe, the United States and Middle East.

YPF also participates in the fertilizer business directly and through Profertil S.A. “Profertil” (a 50% subsidiary of YPF), which is proportionally consolidated.

Profertil is a jointly-controlled investment between YPF and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001. YPF is Profertil’s principal supplier of natural gas, supplying approximately 56% of Profertil’s feedstock.

The fertilizers we sell are supplied by Profertil (urea) or imported (phosphorus and potassium based fertilizers). In 2003, YPF started participating in an exchange program that allows producers to deliver corn as payment for fertilizers. The corn delivered to YPF is resold in the market.

In January 2005, YPF sold its interest in PBBPolisur S.A., a chemical company, for US$97.5 million, recording a gain of Ps. 75 million.

In March 2005 YPF sold its interests in Petroken, a jointly controlled company, for US$ 58 million, equal to its carrying amount. In July 2005, this operation was approved by the CNDC.

Repsol YPF’s presence has strengthened YPF’s position in the global markets, improving YPF’s access to these markets due to a better negotiating position derived from its ability to offer a more complete portfolio of products and a sales force of its own, now located in regions previously served only by distributors.

Competition

The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In its Exploration and Production business, YPF encounters competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. In its Refining and Marketing and Chemicals business, YPF faces competition from several major international oil companies, such as Esso (a subsidiary of ExxonMobil), Shell and Petrobras as well as several domestic oil companies. In its export markets, YPF competes with numerous oil companies and trading companies in global markets.

YPF expects increasing levels of competition in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and refined products prices are subject to international supply and demand and, accordingly, may fluctuate for a variety of reasons. Changes in the international price of crude oil and refined products will have a direct effect on YPF’s results of operations and on its levels of capital expenditures. See “Item 3. Key Information—Risk Factors—Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures.”

Environmental Matters

YPF—Argentine operations

YPF’s operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving toward more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require YPF’s operations to meet stricter environmental standards that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. YPF has undertaken what is likely to be required to achieve compliance with these standards and is undertaking various abatement and remediation projects, the more significant of which are discussed below. YPF cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future by YPF for the installation and operation of systems and equipment for remedial measures and could affect YPF’s operations generally.

In 2005, YPF continued to make investments in order to comply with new Argentine fuel specifications that are expected to come into effect from 2006 to 2009 pursuant to Resolution No. 398/2003 of the Secretariat of Energy. Estimated capital expenditures associated with the improvement and construction of new units at the Refineries in Argentina to comply with the fuel specifications, are approximately US$ 493 million (US$ 294 million at La Plata Refinery, US$ 197 million at Luján de Cuyo Refinery and US$ 2 million at Plaza Huincul Refinery) and US$ 30 million to the first biodiesel fuel plant that will be installed in Argentina.

During 2005, YPF has already invested US$ 29.8 million at La Plata Refinery and US$ 10.5 million at Luján de Cuyo refinery in order to meet the previously indicated new gasoline quality environmental specifications, mainly in a FCC fractioning and gasoline hydrotreatment units. The total capital expenditures as of December 31, 2005 were US$ 68 million.

In addition YPF has completed basic engineering studies for the construction of diesel fuel-oil desulfuration units at La Plata and Luján de Cuyo refineries, and has now begun detailed engineering studies.

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

In addition to the projects related to the new specification standards mentioned above, YPF has begun to implement a broad range of environmental projects in the Domestic Exploration and Production and Refining and Marketing segments. Capital expenditures for those environmental projects associated with Refining and Marketing segment’s projects during 2005 were US$ 15.3 million. A significant portion of the environmental program is dedicated to La Plata Refinery and Luján de Cuyo Refinery. The primary projects at La Plata include installation of separation systems and water treatment to replace existing systems, air pollution control devices, gas recovery systems, hydrocarbon recovery systems, process recovery measures, double bottoms in several tanks and site remediation. In addition during 2005, some gasoline stations’ storage facilities were replaced by new and safer technologies for facilities, such as double wall tanks and flexible pipes.

Capital expenditures associated with Domestic Exploration and Production environmental projects during 2005 were US$ 36.8 million and included oil & gas recovery systems and remediation of well sites, tank batteries and oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

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

Regarding climate change, YPF has been developing a strategy since 2002 to address the requirements of the Kyoto Protocol. The main elements of this plan are the following:

•	Actively promote the identification and pursuit of opportunities to reduce emissions within YPF. For that, YPF takes into account the cost of carbon into its business decisions.

•	Intensify the execution of internal projects for credit-generating by the Clean Development Mechanisms that help its parent company, Repsol YPF, to meet its obligations. YPF collaborates with competent authorities from the countries in which it operates, in particular the Argentina Clean Development Mechanism Office (OAMDL).

YPF’s estimated capital expenditures and future investments are based on currently available information and on current laws, and future changes in laws or technology could cause a revision of such estimates. In addition, while YPF does not expect environmental expenditures to have a significant impact on YPF’s future results of operations, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to YPF’s financial position, and may affect results of operations in any given year.

YPF Holdings Inc.—Operations in the United States of America

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF believes that YPF Holdings’ policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings and, as discussed below, Maxus and Tierra, controlled companies through YPF Holding Inc, have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of December 31, 2005, reserves for the environmental contingencies totalled approximately US$ 85.2 million. Management believes it has adequately reserved for all environmental contingencies that are probable and can be reasonably estimated. However, changes in circumstances could result in changes, including additions, to such reserves in the future.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to Occidental Petroleum Corporation (together with its subsidiary Occidental Chemical Corporation, “Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. The obligation under this cost sharing arrangement has been substantially satisfied in that as of December 31, 2005. YPF Holdings had expended a total of approximately US$ 74.9 million thereunder. The remaining portion of this cost sharing arrangement (approximately US$ 0.1 million as of December 31, 2005) has been reserved.

Tierra has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals” former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification obligation to Occidental. This project has moved into the operation and maintenance phase; however, there will be periodic assessments to determine if additional work needs to be done. YPF Holdings has fully reserved the estimated costs required to conduct ongoing operation and maintenance of such remedy (at an average cost of approximately US$ 1 million annually) for 9 years from and after January 1, 2006.

Passaic River, Newark bay, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area was also examined as a part of Tierra’s studies. While some work remains, these studies were substantially completed in 2005. In addition,

•	Maxus and Tierra have been conducting similar studies under their own auspices for several years.

•	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (the “PRRP”). Tierra has agreed, along with approximately 30 other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRP.

•	In 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately 66 entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

•	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. Tierra presented a proposed initial work plan, a study that includes sampling in Newark bay, which was approved by the EPA. Tierra began field work on this study in October 2005. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required.

•	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on alleged dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2.3 million. This directive was issued even though this portion of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Maxus and Tierra are studying this new directive. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

•	Also in December 2005, the DEP sued YPF, YPF Holdings, Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified damages for injuries to so-called “uplands resources” and for other matters. The DEP also seeks punitive damages. YPF, YPF Holdings and its subsidiary, CLH Holdings Inc., have filed pleadings seeking dismissal, and the remaining defendants who have been served are in the process of preparing appropriate responsive pleadings.

As of December 31, 2005, there is a total of approximately US$ 9.0 million reserved in connection with the foregoing matters related to the Passaic River, Newark Bay and surrounding area. Studies are ongoing with respect to the Passaic River and Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or Newark Bay. In addition, as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. Tierra, on behalf of Occidental, is presently performing the work, and Tierra is funding Occidental”s share of the cost of investigation and remediation of these sites. Tierra, on behalf of Occidental, is providing financial assurance in the amount of US$20 million for performance of the work. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While Tierra has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. In addition:

•	In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims the Respondents are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State of New Jersey at such sites (including in excess of US$ 2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have engaged in preliminary discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

•	In 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River near the former Kearny Plant. Tierra, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue.

•	By letter dated November 10, 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent (the “Adjacent Property”), to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. Tierra is studying this notice.

As of December 31, 2005, there is a total of approximately US$ 24.8 million reserved in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP is currently reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”), issued its Director’s Final Findings and Order (the “Director’s Order”), by consent ordering that a remedial investigation and feasibility study (the “RIFS”), be conducted at the former Painesville Works area. Tierra has agreed to participate in the RIFS as required by the Director”s Order. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of the site of a former cement plant, remediation of a former aluminum smelting plant and work associated with the development plans discussed below (the “Remediation Work”), which has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. Over ten years ago, the former Painesville Works site was proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director”s Order and OEPA”s programs. The site has not been listed. YPF Holdings has reserved a total of approximately US$12.5 million as of December 31, 2005 for its estimated share of the cost to perform the RIFS, the Remediation Work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. Tierra has entered into an agreement with a developer for the possible development and use of all or portions of this site. While the developer is proceeding with its development plans, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals” plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. At December 31, 2005, YPF Holdings has reserved approximately US$3.1 million in connection with its estimated share of costs related to these sites while the cost of other sites can not be determined as of the date hereof.

The Port of Houston Authority (“the “Port”), sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. Tierra is handling this matter on behalf of Occidental. The Port’s claims were settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility, an agreement by another defendant to purchase a tract of land for up to US$ 5 million, and an agreement to indemnify the Port up to an aggregate of US$ 20 million in respect of certain matters. The cost of such remediation is not expected to exceed a total of approximately US$ 44 million. Pursuant to a cost sharing agreement among the defendants, Tierra (on behalf of Occidental) contributed US$ 6.3 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. Following the arbitration and initiation of challenges to the award, the defendants agreed to settle their dispute pursuant to a confidential settlement agreement. At December 31, 2005, YPF Holdings has reserved approximately US$ 26.3 million for its share of future remediation activities associated with the Greens Bayou facility.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF’s financial condition. Reserves have been established for legal contingencies in situations where losses are probable and can be reasonably estimated.

Property, Plant and Equipment

Most of YPF’s property, consisting of interests in crude oil and natural gas reserves, refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. YPF also owns property in the United States. See “Item 4. Information on the Company”.

There are several classes of property which YPF does not own in fee. YPF’s petroleum exploration and production rights are in general based on sovereign grants of a concession. Upon the expiration of the concession, the exploration and production assets of YPF associated with a particular property subject to the relevant concession revert to the government. In addition, at December 31, 2005, YPF leased 82 service stations to third parties and 1,701 service stations are owned by third parties and operated by them under a supply contract with YPF for the distribution of YPF products.

Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the Hydrocarbons Law, which was adopted in 1967. The executive branch of the Argentine government applies this law through the national Secretariat of Energy. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of holders of exploration permits and production concessions. However, the transfer of property to the provinces has not been implemented, since an amendment to the Hydrocarbons Law has not been enacted. In August 2003, executive Decree No. 546/03 transferred to the provinces the right to grant hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas” as well as in other areas designated by the competent provincial authorities.

In October 1994, the national constitution was amended. Article 124 establishes that natural resources existing within a province’s territory are the property of such province. Article 75 of the national constitution allows Congress to enact laws to develop mineral resources existing within the national territory. The governments of the provinces where the mineral and hydrocarbon reservoirs are located will be responsible for enforcing these laws. Legislators have submitted to Congress new drafts of the Hydrocarbons Law. These drafts establish the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124. However, the enactment of the reforms is still pending.

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law, which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, Law No. 25,561 granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which Argentina was then immersed.

After the enactment of the Public Emergency and Foreign Exchange System Reform Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina to overcome the economic crisis:

•

Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps. 1.40 for each US$ 1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps. 1.00 for each US$ 1.00. The deposits and obligations converted into pesos will be thereafter adjusted by a reference stabilization index, the

Coeficiente de Estabilidad de Referencia (“CER”), to be published by the Argentine Central Bank. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of YPF’s dollar-denominated debt is governed by non-Argentine law.

•	Conversion into pesos at an exchange rate of Ps. 1.00 for each US$ 1.00 of all obligations outstanding among private parties at January 6, 2002 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos will be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of the goods or services that are the object of the obligation are higher or lower than its price expressed in pesos, then either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts. Decree No. 689/02 established an exception to the Public Emergency and Foreign Exchange System Reform Law and regulations and provides that the prices of long-term natural gas sale and transportation agreements executed before the enactment of the Decree and denominated in U.S. dollars will not be converted into pesos (Ps. 1.00 for each US$ 1.00) when the natural gas is exported.

•	Conversion into pesos at an exchange rate of Ps. 1.00 for each US$ 1.00 of all tariffs of public services and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. Executive Decrees No. 310/2002 and No. 809/2002 (as amended by resolutions 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production) imposed certain customs duties on crude oil, LPG, gasoline, diesel fuel and certain refined products exports. On May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and LPG was established at a rate of 20%. Moreover, on August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company ENARSA. The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the performance of the transportation and distribution of gas public service and the generation, transportation, distribution and marketing of electricity. Moreover, Law 25,943 granted to ENARSA exploration permits over all the national off-shore areas, not covered by endorsed exploration permits or exploitation concessions, at the time of the enactment of the law.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

The Hydrocarbons Law permits surface reconnaissance of territory not covered by exploration permits or production concessions, upon authorization of the Secretariat of Energy and with permission of the private property owner. Information gained as a result of surface reconnaissance must be provided to the Secretariat of Energy. The Secretariat of Energy may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

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

Exploration permits and production or transportation concessions will terminate upon any of the following events:

•	failure to pay annual surface taxes within three months of the due date;

•	failure to pay royalties within three months of the due date;

•	substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

•	repeated failure to provide information to, or facilitate inspection by, authorities or to utilize adequate technology in operations;

•	in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

•	bankruptcy of the permit or concession holder;

•	death or end of legal existence of the permit or concession holder; or

•	failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the Argentine government, without payment to the holder of the concession.

The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF was exempted from such limit with regard to the exploration permits and production concessions awarded to it by Law No. 24,145. The National Department of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of Law No. 17,319, has objected to the award of new exploration permits and production concessions in which YPF has a 100% interest. If such limit is applied in the future, it may affect YPF’s ability to acquire 100% of new exploration permits and/or exploitation concessions. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces in accordance with Decree No. 1,055/89 and Law 24,145, YPF participates in competitive bidding rounds organized since the year 2000 by the provincial government of Neuquén for the award of contracts for the exploration of hydrocarbons.

On March 16, 2006 the Secretariat of Energy issued Resolution No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions have to present each year details of their proved reserves existing in each of the areas, certified by an external reserves auditor. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves by national universities (which offers degrees in oil and gas engineering).

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

New cross-border gas pipelines have been built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as YPF are currently exporting natural gas to the Chilean and Brazilian markets. Exports of natural gas require prior approval by the Secretariat of Energy. In 2001, Resolution No. 131/01 was passed by the Secretariat of Energy to expedite the issuance of authorizations for natural gas exports (suspended by Resolution No. 265/04 issued by the Secretariat of Energy in March 2004).

As discussed in “Natural Gas Markets and Distribution” above, Decree No. 180/04, issued in January 2004, created a trust fund for the financing of transportation and distribution facilities enlargement under a global program for the issuance of debt securities and participation certificates approved by Resolution No. 185/04, issued by the Ministry of Federal Planning, Public Investment and Services on April 20, 2004.

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

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretariat of Energy, for oil and petroleum pipelines, and by the ENARGAS, for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted YPF a 35-year transportation concession with respects to the pipelines operated by YPF at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

On January 13, 2004 the Secretariat of Energy issued Resolution No. 5/04 establishing the maximum tariffs that may be perceived by the holders of transportation concessions during the term of 180 days as of the day of publication of such resolution in the official gazette. This term was extended for an additional 180 days as of October 2004, by means of Resolution No. 963/04. After that, the term was extended by Resolution No. 972/05.

Refining

Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections. Registration in the registry of oil companies maintained by the Secretariat of Energy also is required to operate a refinery in Argentina. The refineries operated by YPF are so registered. Registration is granted on the basis of general financial and technical standards.

Market Regulation

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions have the right to produce and own oil and gas and are allowed to dispose of such production in the market without restriction. In 2002, Decree No. 867/02 declared a temporary emergency for the provision of hydrocarbons within Argentina for the period May through September 2002, and authorized the Secretariat of Energy to establish the volume of crude oil and LPG to be sold in the domestic market until September 30, 2002. Moreover, Resolutions No. 140/02 and No. 166/02 (both derogated) established for the period June through September 2002 a ceiling over crude oil exports on a percentile basis.

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

Resolution No. 85/2003 of the Secretariat of Energy ratified the agreement subscribed between crude oil producers including YPF, and refiners for the stability of the price of crude oil, gasoline and diesel fuel. This agreement provides that during the first quarter of 2003, the crude oil forwarded to the refineries by producers shall be invoiced and paid based on a WTI crude oil reference price of US$ 28.50 per barrel. The difference between this reference price and the actual WTI crude oil price, will be assigned to an “price adjustment account” and the producer will receive the difference between the reference price and the actual WTI price from the moment that the actual WTI price falls below the reference price. The amounts assigned to the price adjustment account will yield an annual interest rate equal to the higher of (i) LIBOR plus 2% or (ii) 8% per year. Crude oil sale agreements effective or entered into between January and March 2003 were to incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps. 3.65=US$ 1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed US$ 35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below US$ 22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased. At present, the crude oil forwarded by producers like YPF to local refineries is invoiced taking into account the effect of the custom duties on the export of crude oil over the actual WTI price.

On February 25, 2003 oil producers and refiners entered into a supplementary agreement to the agreement for the stability of the price of crude oil, gasoline and diesel fuel. The parties to this supplementary agreement agreed to extend the agreement for the stability of the crude oil, gasoline and diesel fuel until March 31, 2003 and to fix a maximum WTI reference price of US$ 36 per barrel in any agreement for the delivery of crude oil to the local market entered into between oil producers and refiners until March 31, 2003. This agreement was extended over 2003 and through May 2004. Moreover, the parties agreed that the amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of: (i) LIBOR plus 2% or (ii) 7% per year.

On April 2002, the national government and the main oil companies, including YPF, reached an agreement to regulate a subsidy provided by the Argentine government to public bus transportation companies. This agreement, named “Convenio de Estabilidad de Suministro de Gas Oil (diesel fuel)” was approved by decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps. 0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies shall compensate for the difference between the fixed price and the market price through a reduction of their export duties. This agreement was extended through August 31, 2002. Through new price-stabilization agreements the subsidy was extended through June 30, 2005 and was increased up to Ps. 0.82 per liter. After June 25, 2005, the price paid by transportators was reduced to Ps. 0.42 for local public transportation and to Ps. 0.62 for the rest of public transportation.

The Secretariat of Energy has issued a series of resolutions affecting the fuel market. For example, Resolution No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; Resolution No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold by fuel manufacturers and by sellers; Resolution No. 1,834/05 compels service station and/or supply point operators and/or self consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Secretariat of Energy; Resolution No. 1,879/05 established that refining companies registered by the Secretariat of Energy, who are parties to contracts that create any degree of exclusively between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to the local market, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable overcosts to the refining company; and Resolution No. 1869/04 created the registry of diesel fuel and crude oil export transactions, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market.

In January 2004, Decree No. 180/04 (i) created the MEG for the trade of daily spot sales of gas and a secondary market of transportation and distribution services and (ii) established information duties for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Secretariat of Energy). According to Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Decree No. 181/04 authorized the Secretariat of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. On April 2, 2004, the Secretariat of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement is to implement a scheme for the normalization of natural gas prices. The main aspects of the agreement are: i) initial price adjustments are applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity is destined for the domestic market); ii) prices are adjusted as of May 10, 2004; and iii) the Secretariat of Energy will implement in the future a progressive scheme for the normalization of the price of natural gas destined to residential users and small commercial users.

In March 2004, the Secretariat of Energy issued Resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on the electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surpluses of natural gas that may be needed for internal consumption;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Secretariat of Energy; and

•	authorizing the Under-Secretariat of Fuels to formulate a rationalization plan of gas exports and transportation capacity.

In March 2004, the Under-Secretariat of Fuels, pursuant to the authority given to it under Resolution No. 265/04, issued Regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, Regulation No. 27/04 established a limit on natural gas exports authorizations, which, absent an express authorization by the Under-Secretariat of Fuels, may not be granted for volumes exceeding exports registered during 2003.

In June 2004, the Secretariat of Energy issued Resolution No. 659/04 removing the limit on natural gas exports authorizations (based on a comparison of export volumes in 2004 with export volumes in 2003) established by regulation No. 27/04. In addition, Resolution No. 659/04 established a new program for the adequate supply of natural gas to the domestic market (which substitutes for the program created by regulation No. 27/04). Under Resolution No. 659/04 (amended by Resolution No. 1,681/04), natural gas exports may be affected due to shortages of natural gas in the domestic market, since exporting producers may be required to deliver to the domestic market additional volumes of natural gas which are not contractually committed by such producers in order to satisfy the internal demand of natural gas (additional injection requirements). The export of natural gas under export permits previously granted to producers is conditioned on the fulfillment of additional injection requirements imposed on exporting producers by governmental authorities. Such program was further amended and supplemented by Resolution No. 752/05 issued by the Secretariat of Energy in May 2005, which reduced the ability of producers to export natural gas, and created a mechanism under which the Secretariat of Energy may require exporting producers to inject additional volumes for domestic consumers during a seasonal period (Permanent Additional Injection), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Regulation No. 27/04, Resolution No. 659/04 and Resolution No. 752/05, the Secretariat of Energy and/or the Under-Secretariat of Fuels have instructed YPF to re-direct natural gas export volumes to the internal market, thereby affecting natural gas exports. YPF has challenged the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a Force Majeure event under the corresponding natural gas purchase and sales agreements. The counterparties to such agreements have rejected such invocation.

Resolution No. 752/05, also established a mechanism (further regulated by Resolutions Nos. 2,020/05 and 275/06) under which industrial and commercial consumers, above certain consumption levels, that were purchasing natural gas from distributors, could purchase gas directly from the producers. According to such resolution, from certain dates distributors were no longer able to supply gas to such industrial and commercial consumers, and such consumers could require the producer to transfer their natural gas supply commitments with distributors. Likewise, Resolution No. 752/05 establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, which demand requirements are ensured by the Secretariat of Energy with Permanent Additional Injection required to exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, which satisfaction is also ensured by the Secretariat of Energy with Permanent Additional Injection required to exporting producers.

Finally, a standardised irrevocable offers procedure is set forth, which will operate at the Electronic Gas Market (“MEG”) through which any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardised irrevocable offers which have not been satisfied will be required as a Permanent Additional Injection only until the end of the seasonal period during which the unsatisfied request should be made (October- to April or May- to September). Such Additional Injection will be requested from the producers that export gas and that inject the natural gas from the basins, who are able to supply those unsatisfied irrevocable offers. Priority will be given to those which, considering the transportation available, imply a lower cost at the delivery point, corresponding to consumers who made the standardised irrevocable offer, still unsatisfied. In the case that the Permanent Additional Injection Volume should exceed the volumes exported, priority will be given to those consumers that have firm transport and/or distribution systems.

Under the unbundling process, the Secretariat of Energy issued Resolution No. 2,020, which segmented low consumption residential and commercial customers into three groups: (i) consumption between 1000 and 5000 m³/d, (ii) consumption between 500 and 1000 m³/d) and (iii) consumption between 300 and 500 m³/d. Subgroup (i) started to receive gas directly from the producers in January 2006, subgroup (ii) in April 2006 and subgroup (iii) is still pending to be unbundled. This latter subgroup and all residential consumption which are supplied by distributors have not received any increase in price. YPF is negotiating with the government to adjust the price levels within of these segments.

Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels. Holders of exploration permits and production concessions must pay an annual surface tax based on the area held. In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than YPF has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the national executive provides that YPF also is subject instead to the general Argentine tax regime.

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

In compliance with the provisions of the Law No. 25,561 on Public Emergency and Foreign Exchange System Reform, the Argentine government imposed (via the Executive Decrees Nos. 310/2002 and 809/2002, as amended by Resolutions Nos.335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production on May 11, 2004) customs duties on the export of crude oil at a rate of 25%, butane, methane and LPG at a rate of 20% and gasoline and diesel fuel at a rate of 5%. Moreover, on May 26, 2004 through the issuance of Decree No. 645/04 an export duty on the export of natural gas and NGL was established at a rate of 20%. Finally, on August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation.

Certain contracts under which YPF exports gas provide that any tax (which definition YPF believes is inclusive of the above mentioned export duties) that is created after the execution of such agreements shall be borne by the buyer thereof. Consequently, it is reasonable to estimate that the applicable export duty will be not entirely borne by YPF.

Antitrust Agreement

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF was required to assume after acquisition of the majority of the share capital of YPF. Repsol YPF, in a letter dated June 17, 1999, accepted the Ministry’s requirements, which are described below:

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

(2) The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF’s share of the relevant geographical and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF’s market share at YPF’s pre-acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply for the block of service stations transferred.

(3) The entity acquiring the service stations and refining assets must have no agreements with Repsol YPF. In addition, Repsol YPF may not transfer the assets to any related entity or to an entity which has a market share greater than 10% for each of refining and service station activities in Argentina.

(4) The Secretariat for the Defense of Competition and the Consumer may supervise Repsol YPF’s divestment of the specified assets. The Court of Defense of Competition will have the authority to review Repsol YPF’s disposal of the specified refining assets and service stations.

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

Law No. 26,020 which sets forth the Regulatory Framework for the Industry and Commercialization of LPG, enacted on March 9, 2005. The Law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina; and declares such activities of public interest.

Inter alia, Law No. 26,020:

•	Creates the Registry of LPG Bottlers, obliging LPG Bottlers to register the bottles of their property.

•	Protects the trademarks of LPG Bottlers.

•	Creates a price reference system, pursuant to which, the Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 Kilogrames or less.

•	Gives the Secretariat of Energy a one hundred and twenty day term, to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG Bottlers; and (iii) together with the Antitrust Agency, make a deep analysis of the composition of the LPG market and its behaviour, in order to establish limitations to the concentration of the market in each phase, or limitations to the vertical integration throughout the chain of the LPG industry. Such limitations must include affiliates, subsidiaries, and controlled companies.

•	Grants open access to LPG storage facilities.

Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the Deregulation of the Upstream Oil Industry, allows YPF and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No. 1,589/89, YPF and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas export sales, being required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen No. 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree Nos. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1,589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank of Argentina, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion. On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank of Argentina, and requesting confirmation of YPF’s right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its exports. This decision was appealed by the Central Bank and the Ministry of Economy.

On December 27, 2002, the government issued Decree No. 2,703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and by-products, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its by-products. Although the recitals and the first part of Section 1 of Decree No. 2,703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1,589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2,703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1,589/89 has been repealed by Decree Nos. 530/91 and No. 1,606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action. Moreover, since Decree No. 2,703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1,589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1,606/01 and Decree 2,703/02. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil & gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree 2,703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. On the other hand, the Court of First Instance hearing the case considered that the lawsuit has an economic nature. Taking into account the fact that there is a new special system in place allowingfor the free disposal of up to 70% of the foreign currency proceeds from hydrocarbon exports, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree No. 1,606/01 to the date on which Decree 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings.

ITEM 4A.	Unresolved Staff Comments

We do not have any unresolved staff.

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

Summarized Income Statement

	For The Year Ended December 31,
	2005	2004	2003
	(in millions of pesos)
Net sales	22,901	19,931	17,514
Cost of sales	(11,258)	(9,212)	(7,756)
Gross profit	11,643	10,719	9,758
Administrative expenses	(552)	(463)	(378)
Selling expenses	(1,650)	(1,403)	(1,148)
Exploration expenses	(280)	(382)	(277)
Operating income	9,161	8,471	7,955
Income on long term investments	39	154	150
Other expenses, net	(570)	(1,012)	(152)
Financial income (expense), net and holding gains	102	138	(50)
Income from sale of long-term investments	15	—	—

Net income before income tax	8,747	7,751	7,903
Income tax	(3,410)	(3,017)	(3,290)

Net income from continuing operations	5,337	4,734	4,613
Income on discontinued operations	—	3	15
Income from sale of discontinued operations	—	139	—

Net income	5,337	4,876	4,628

YPF’s Characteristics

YPF’s operations are affected mainly by changes in international oil prices and by economic changes in Argentina.

The average export sales price per barrel realized by YPF from Argentina, before withholdings, was US$ 41.31 in 2005, US$ 33.65 in 2004 and US$ 27.23 in 2003. Future changes in international oil prices, the fluctuation of the peso against the dollar and any additional economic measures which the Argentine authorities could adopt, will continue to affect YPF’s results. See “Item 3. Risk Factors—Negative Economic, Political and Regulatory developments in Argentina Including Export Controls May Adversely Affect our Domestic Operations”.

Historically, YPF’s results were rather seasonable as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel was diversified, thus generating an increase in its long-term demand throughout the year.

Due to the sales of the interest in Global and in YPF Indonesia Ltd., YPF conducts its main activities in Argentina, where almost 100% of total consolidated sales were made during 2005, including oil and products exports.

During the year ended December 31, 2004, YPF Holdings Inc. and YPF International S.A. sold their interests in Global Companies LLC and affiliates (“Global”), and in YPF Indonesia Ltd., respectively. Income from these sales was included in the “Income from sale of discontinued operations” account of the statements of income. As a consequence, Global and YPF Indonesia Ltd. results are disclosed in “Income on discontinued operations” account of the statements of income. Net sales and operating income of these operations amounted to Ps. 3,658 million and Ps. 29 million for the year ended December 31, 2003. Assets and liabilities of these companies amounted to Ps. 493 million and Ps. 373 million as of December 31, 2003, and were disclosed net in the “Other assets” account of the balance sheet.

Critical Accounting Policies

Basis of presentation of financial statements

Our accounting policies are described in Notes 1 and 2 to the Consolidated Financial Statements. We prepare our Consolidated Financial Statements in conformity with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Argentine GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities of the financial statements. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

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

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year.

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method and a liability is recognized for this concept at the estimated value of the discounted payable amounts.

Foreign unproved properties have been valued at cost translated as detailed in Note 1 to the Consolidated Financial Statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure that their carrying value does not exceed their estimated recoverable value.

Therefore, in performing an impairment test, YPF’s management must make reasonable and supportable assumptions and estimates with respect to (i) the market value of reserves, (ii) oil fields’ production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) appropriate risk factors for unproved reserves and other factors. Such assumptions and estimates have a significant impact on evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect in the impairment tests on investments in areas with oil reserves.

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations and extrapolations of well information such as flow rates and reservoir pressure declines.

On January 26, 2006, YPF announced that it would reduce its prior proved reserves estimates by 509 million barrels of oil equivalent. This amount represented 21% of YPF’s total proved reserves originally reported as of December 31, 2004. Simultaneously, YPF announced that the Audit and Control Committee of its parent company, Repsol YPF, was undertaking an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. On January 27, 2006, the Audit Committee of YPF determined to rely on the investigation being conducted by Repsol YPF’s Audit and Control Committee. The Audit and Control Committee presented the final conclusions and recommendations of the independent review to the Board of Directors of Repsol YPF at its meeting of June 15, 2006. On the same date, the Audit Committee of YPF evaluated such conclusions and recommendations, endorsed such conclusions and recommended to the Board of Directors of YPF that such recommendations be implemented by YPF. With respect to the accounting consequences of the review, we concluded as follows:

•	No significant adjustments to YPF’s balance sheets or statements of income included in its statutory consolidated financial statements for the year ended December 31, 2005 have come to light.

•	No restatement of the YPF’s balance sheets or statements of income included in its statutory consolidated financial statements for prior years is necessary.

See “Item 4. Information on the Company—Exploration and Production” for an analysis of the reserves revision and “—Recent Developments—Reserves Revisions and Independent Review” for a detailed discussion of the independent review and its conclusions.

Impairment of long-lived assets

YPF assesses the recoverability of its held-for-use assets on a business segment basis for Argentine GAAP purposes. With respect to operations that are held pending sale or disposal, YPF’s policy is to record these assets at amounts that do not exceed net realizable value.

Under U.S. GAAP, for oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-live assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed.

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

Charges for impairment are recognized in YPF’s results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charge on the property’s book value.

Therefore, YPF’s management must make reasonable and supportable assumptions and estimates with respect to: (i) the market value of reserves, (ii) oil fields’ production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) risk factors for unproved reserves which are in accordance with the Swanson rule (which relates to the calculation of the mean value of a lognormal distribution knowing three points), these imply risk factors of 70% and 30% for probable and possible reserves, respectively and other factors. Such assumptions and estimates have a significant impact on calculations of depreciation in accordance with the unit of production method and evaluating the impairment of fixed assets (oil and gas investments). As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect on the impairment tests relating to investments in areas with oil and gas reserves.

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

Depreciation

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves is treated prospectively by depreciating the remaining book value of the assets over the future expected production, affecting next years’ net income. In 2005, 2004 and 2003 YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps. 2,180 million, Ps. 1,936 million and Ps. 1,789 million, respectively.

Asset retirement obligations

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the same estimated value of the discounted payable amounts. Future estimated retirement obligations and removal costs are based on management’s best estimate of the time that the event will occur and the assertion of costs to be met with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future dismantling expenditures are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect in the liability and the related capitalized asset and in the future charges related to the retirement obligations.

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

A reserve totalling Ps. 1,561 million, Ps. 1,298 million and Ps. 706 million as of December 31, 2005, 2004 and 2003, respectively, have been established to afford contingencies which are probable and can be reasonably estimated. In the opinion of the management and its external counsel, the amount reserved reflects the best estimate, based on the information available as of the date of the issuance of these financial statements and of the possible outcome of the contingencies discussed above.

Presentation of financial statements

The Consolidated Financial Statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Argentine GAAP until February 28, 2003, when the restatement in constant money was discontinued. See Note 1 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

The recurrent difference between YPF’s net income under Argentine GAAP and its net income under U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the restatement into Argentine constant pesos, the effects of the sale of noncurrent assets to related parties, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations and the timing for the recognition of insurance retrospective premiums.

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

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for YPF and certain of its subsidiaries and investees, the U.S. dollar to be its functional currency in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, YPF has remeasured into U.S. dollars the Consolidated Financial Statements as of December 31, 2005, 2004 and 2003, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain of YPF’s subsidiaries and investees, YPF has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income, as a component of shareholders’ equity.

The amounts obtained from the remeasurement process referred to above are translated into Argentine pesos under the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Argentine pesos Ps. 3.03, Ps. 2.98 and Ps. 2.93 to US$ 1, as of December 31, 2005, 2004 and 2003, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. As of December 31, 2005, 2004 and 2003, the remeasurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps. 1,479 million, Ps. 1,447 million and Ps. 1,629 million, respectively.

YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The proportional consolidation generated an increase of Ps. 381 million, Ps. 672 million and Ps. 2,022 million in total assets and total liabilities as of December 31, 2005, 2004 and 2003, respectively, and an increase of Ps. 1,216 million, Ps. 1,122 million and Ps. 760 million in net sales and Ps. 681 million, Ps. 640 million and Ps. 428 million in operating income for the years ended December 31, 2005, 2004 and 2003, respectively.

From January 1, 2003, under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to operations that were held pending sale or disposal, YPF’s policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-live assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long—Lived Assets”, by comparing the net book value of such an asset with the expected cash flow (before income tax and without discounting the cash flow). Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, YPF estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustments under U.S. GAAP of the impairment provisions as of December 31, 2005, 2004 and 2003 were Ps. 605 million, Ps. 764 million and Ps. 692 million, respectively, for YPF’s Exploration and Production segment, and Ps. 6 million, Ps. 9 million and Ps. 12 million, respectively, for the Refining and Marketing segment, corresponding to investments in controlled companies. Impairment charges under U.S. GAAP amounted to Ps. 2 million, Ps. 177 million and Ps. 6 million for the years ended December 31, 2005, 2004 and 2003, respectively. The impairment recorded in 2005 was mainly the result of the downward revision in reserves made by YPF in December 2005. See “Item 4. Information on the Company—Exploration and Production—Reserves.” The impairments recorded in 2004 and 2003 were the result of studies conducted that have revealed a decrease in proved reserves.

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of Ps. 170 million, Ps. 122 million and Ps. 174 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Under U.S. GAAP only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period. Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized.

SFAS No. 143, Accounting for Assets Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

Under U.S. GAAP, results on sales of non current assets to related parties under common control and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on sales of non current assets and account receivables are recognized in the statement of income and the balance sheet, respectively.

YPF, through its indirect subsidiary Greenstone Assurance Limited, is a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated by and for its shareholders, all of whom are engaged in energy operations. Pursuant to OIL’s Rating and Premium Plan, there is a withdrawal premium (the “Avoided Premium Surcharge” or “APS”) to which insured members are liable under certain circumstances which include cancellation and non-renewal of the policy. The APS is calculated by OIL at its sole discretion, it is final and the amount shall not exceed the applicable future premiums that the insured would have paid absent such cancellation or non-renewal, in respect of losses incurred before the date on which the cancellation or non-renewal takes place. Such obligation, in substance, is similar to a retrospective premium to recover past losses which is paid, either through future premium payments (if the member remains in the company) or as a one-time payment if the member withdraws from OIL. The effect on net income under U.S. GAAP, as of December 31, 2004, was Ps. 123 million, which was recorded in the subsequent year for Argentine GAAP purposes.

FIN No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”) clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. These interpretations require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Under Argentine GAAP consolidation is based on the control of corporate decisions through shareholding (Note 1 to the Consolidated Financial Statements). FIN 46R is effective for YPF as of January 1, 2004.

As of December 31, 2005, YPF has operations with one variable interest entity (“VIE”), which has been created in order to structure YPF’s future deliveries of oil (“FOS”). Additionally, up to September 2005, YPF

had operations with a VIE related to another FOS transaction, which was cancelled in advance, as described in Note 10.c to the Consolidated Financial Statements. For a further description refer to “Transactions With Unconsolidated Variable Interest Entities” above.

The effects before taxes of such consolidation as of December 31, 2005 and 2004 was (i) an increase in loans by Ps. 297 million and Ps. 1,198 million, respectively, (ii) an increase in current assets by Ps. 18 million and Ps. 192 million, respectively, (iii) the elimination of net advances from crude oil purchasers from balance sheets by Ps. 196 million and Ps. 898 million respectively, and (iv) a decrease in shareholders’ equity by Ps. 83 million and Ps. 108 million, respectively.

The effects before taxes of the consolidation as of December 31, 2004 of these VIE following the provisions of FIN 46R were accounted for as a cumulative effect of a change in an accounting principle.

For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 13 to the Consolidated Financial Statements.

Consolidated Oil and Gas Reserves and Production

The following table sets forth YPF’s estimated proved reserves of crude oil and natural gas on a consolidated basis at December 31, 2005, 2004 and 2003. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission.

	At December 31,
As restated	2005	2004	2003
	(millions of barrels)
Estimated proved crude oil reserves (1)(2)(3)
Developed	604	863	984
Undeveloped	173	201	218

Total	777	1,064	1,202

	(billions of cubic feet)
Estimated proved natural gas reserves (1)(2)(3)
Developed	3,201	4,045	4,226
Undeveloped	1,482	1,631	2,223

Total	4,683	5,676	6,449

	(millions of barrels)
Crude oil production (1)(2)	134	146	157

	(billions of cubic feet)
Natural gas production (1)(2)	667	705	644

(1)	Crude oil (including condensate and natural gas liquids) and gas reserves and production amounts are stated before making any deductions in respect of royalties. Royalties on YPF’s production are accounted for as a cost of production and are not deducted in determining net sales.
(2)	All information relating to YPF’s oil and gas production has been determined in accordance with Rule 4-10 of Regulation S-X of the Securities and Exchange Commission and Statement of Financial Accounting Standards No. 69, and such amounts may differ from actual production amounts and actual deliveries of oil or natural gas.
(3)	Restated at December 31, 2003 and 2004. In December 2005, YPF reduced by 509 million barrels of oil equivalent its oil and natural gas proved reserves in Argentina, including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. See “Item 4. Information on the Company—Exploration and Production—Reserves” and Note 16 to the Consolidated Financial Statements.

Overview of Consolidated Results of Operations

Macroeconomic conditions

Though at a slower pace than in 2004, the world economy kept growing during 2005. The American economy is growing by 3.3% a year and it is expected that the world’s GDP growth will be 4.3%. In Asia, China is still leading the expansion.

Consumption and international trade growth has caused commodity prices to increase, thus favoring exporting countries. In Latin America, high international prices of the region’s main oil export products, have favored the economic performance of Latin American countries, showing an improvement in their fiscal and external accounts.

Oil prices have increased, marked by geopolitical tensions affecting the main producer regions of the world. During 2005, the WTI barrel price was US$ 56 per barrel on average (showing a 37% increase compared with last 2004 average), reaching a maximum of almost US$ 70 per barrel by the end of August. In the last days of 2005, the WTI crude oil barrel was quoted at US$ 59 per barrel.

Within the favorable international and regional context, the Argentine economy grew steadily since 2003, with an estimated annual GDP growth of approximately 9.2% for 2005. The industrial and building activity grew by 7.8% and 14.6%, respectively.

Exports increased by 15.8% to US$ 40,029 million, mainly driven by an increase in industrial manufacturing products exports. Imports rose by 27.8% due to the growth in consumption and investment in the country, reduced the balance of trade surplus, which dropped from US$ 12,104 million in 2004 to US$ 11,321 million in 2005.

The fast pace of growth, the government’s decision of avoiding a nominal appreciation of the local currency and an expansive monetary policy of the Central Bank increased inflation. Prices increased by 12.3% in 2005, thus almost duplicating the 2004 inflation rate of 6.1%. Authorities decided to fight against inflation by agreeing to the prices of a basket of home consumption main products with the private sector. From January to May 2006 retail inflation was 4.4%, eight tenths below that of the period from January to May 2005.

In December 2005, the Argentine Government resorted to the Central Bank reserves in order to cancel all financial obligations to the IMF. After payment of US$ 9,530 million the international reserves were reduced to US$18,580 million. The operation resulted in lower payments throughout 2006. As a result the Peso exchange rate increased to Ps 3.03, a 1.7% depreciation compared to December 2004. Unlike the other currencies of the region, which appreciated against the U.S. Dollar, the Argentine Peso was stable throughout the year.

Together with economic growth, the unemployment rate kept falling as a consequence of informal and formal job increases. The data corresponding to the fourth quarter of 2005 showed that 12.1% of the active population is unemployed, which is 2 points lower than 14.1% in the prior year, whereas average real wages of the economy increased by 7.1% annually.

National fiscal revenue increased by 21.3% in 2005, allowing for a national primary fiscal surplus of 3.7% of GDP. The first stage of restructuring the defaulted public debt was successfully completed by the middle of 2005, when 76% of the Argentine offer was accepted. Thus, Argentina significantly reduced its indebtedness level and its funding needs for the future, since the new securities are very favorable in regards to term and interest rate. Two issues are still pending: (i) the resolution of a smaller portion of the defaulted debt which was not included in the debt swap (the so called “Paris Club”) and (ii) government bondholders who have not accepted the Argentine proposal.

The Argentine hydrocarbon industry is still facing distortions. Within a framework of increasing international prices, liquid fuel prices remained practically unchanged in the local market. Moving withholdings of crude oil exports remained at a maximum of 45%. The lack of local diesel supply and low local prices required the implementation of a plan exempting customs duty payments on a larger scale, which will be repeated in 2006.

The Argentine economy starts 2006 with favorable prospects regarding economic growth, but with a significant concern about inflation levels. Private analysts forecast that the GDP will grow more than 6.8% a year, within a context of high inflation, estimated on average to be 13%. YPF, however, cannot predict the evolution of future macroeconomic events.

Results of Operations

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2005	2004	2003
	(percentage of net sales)
Net sales	100.0%	100.0%	100.0%
Cost of sales	(49.2)	(46.2)	(44.3)

Gross profit	50.8	53.8	55.7
Administrative expenses	(2.4)	(2.2)	(2.1)
Selling expenses	(7.2)	(7.0)	(6.6)
Exploration expenses	(1.2)	(1.9)	(1.6)

Operating income	40.0	42.7	45.4

As mentioned above in this Item 5, during the year ended December 31, 2004, YPF Holdings Inc. and YPF International S.A. sold their interests in Global and in YPF Indonesia Ltd., respectively. As a consequence, Global and YPF Indonesia Ltd. results for year ended 2004 and 2003 were disclosed in “Income on discontinued operations” account of the statement of income.

Net Sales

Net sales for the year ended December 31, 2005 were Ps. 22,901 million compared to Ps. 19,931 million in 2004, representing a 15% increase, resulting from higher international prices which affected the products sold in the export market, whereas in the domestic market, natural gas prices increased, due to the application of the price scheme set forth by the Secretariat of Energy (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation”), as did crude oil, diesel and jet fuel prices. This higher income due to better prices was partially offset by a fall in the volume sold, mainly of oil, due to lower crude oil production resulting from trade union strikes affecting the Province of Chubut during the last semester and from the natural decline in the production curve.

Net sales for the year ended December 31, 2004 were Ps. 19,931 million compared to Ps. 17,514 million in 2003, an increase of 14%. This increase mainly reflects stronger international oil and refined products prices, partially offset by higher withholdings of hydrocarbon exports and higher discounts due to inferior oil quality, an increase in international costs of freight, a decrease of crude oil volume sold, due to lower production, as well as an increase in domestic prices of diesel, propylene and natural gas.

Cost of Sales

Cost of sales for the year ended December 31, 2005 was Ps. 11,258 million, compared to Ps. 9,212 million in 2004, representing a 22% increase, mainly due increased oil purchases to offset the lower production and diesel fuel and natural gas imports, and an increase in royalties because of the increase in the price per barrell of WTI, depreciation and other production costs.

The cost of sales in 2004 was Ps. 9,212 million, compared to Ps. 7,756 million in 2003, an increase of 19% mainly due to higher purchases of crude oil and natural gas, and higher royalties, depreciation and other production cost.

Operating Income

Operating income for the year ended December 31, 2005 was Ps. 9,161 million compared with Ps. 8,471 million in 2004, which represents an 8% increase resulting from higher international prices that increased refined product export sale margins.

Operating income in 2004 was Ps. 8,471 million compared to Ps. 7,955 million in 2003, which represents an increase of 6%. This increase was mainly due to higher international prices that increase refined products export sale margins.

Other Expenses, net

Other expenses, net decreased to Ps. 570 million for the year ended December 31, 2005 compared to a Ps. 1,012 million loss in 2004, resulting from a decrease in provisions for lawsuits, environmental remediation and other contingencies.

Other expenses net increased to Ps. 1,012 million in 2004 from Ps. 152 million in 2003, mainly reflecting an increase in provisions related to pending lawsuits, environmental issues and other contingencies. The most significant contingencies are described in “Item 8. Legal Proceedings”.

Financial income (expense), net and holding gains

In 2005 financial income, net was Ps. 102 million compared to financial income, net of Ps. 138 million in 2004, resulting from higher financial losses of Ps. 36 million, mainly from the early repayments of the debt in Mega and the FOS III transaction (See “Transaction with Unconsolidated Variable Interest Entities” below), partially offset by holding profits on inventories. In addition, the peso devaluation generated a translation difference net profit of Ps. 96 million compared to Ps. 10 million net loss in 2004.

In 2004 financial income net was Ps. 138 million compared to financial expense net of Ps. 50 million in 2003. The increase in financial income reflects an increase in holding gains on inventories due to higher production cost.

Taxes

Income tax expense during 2005 was Ps. 3,410 million compared to Ps. 3,017 million in 2004. The effective income tax rate for 2005 and 2004 was 38.98% and 38.22%, respectively, compared to the statutory income tax rate of 35%.

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

Net Income

Net income for the year ended December 31, 2005 was Ps. 5,337 million compared to Ps. 4,876 in 2004, an increase of 9.45%. This increase mainly reflects the increase in operating results of Ps. 690 million, a decrease in other expenses, net, of Ps. 442 million, and lower income on long term investments of Ps. 115 million. This increase was partially offset by an increase in income tax expense of Ps. 393 million and a decrease in income from the sale of discontinued operations of Ps. 139 million.

Net income for the year ended December 31, 2004 was Ps. 4,876 million compared to Ps. 4,628 million in 2003, an increase of 5%. This increase mainly reflects the increase of 6% in operating income and lower financial expenses, partially offset by the increase in other expenses net, as well as income from the sale of discontinued operations of Ps. 139 million.

Results of Operations by Business Segment

The tables below set forth YPF’s net sales and revenues and operating income by business segment for 2005, 2004 and 2003 as well as the percentage changes in revenues for the periods shown.

	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
	(millions of pesos)
Net sales and revenues
Exploration and Production (1)	15,195	14,141	12,399	7.45%	14.05%
Refining and Marketing	18,178	15,808	14,667	14.99%	7.78%
Chemical	2,269	2,146	1,553	5.73%	38.18%
Corporate and others	330	266	236	24.06%	12.71%
Consolidation adjustments	(13,071)	(12,430)	(11,341)

Total	22,901	19,931	17,514	14.90%	13.80%

	2005	2004	2003	2005 vs. 2004	2004 vs. 2003
	(millions of pesos)
Operating income
Exploration and Production (1)	7,140	7,140	6,362	0.00%	12.23%
Refining and Marketing	1,900	1,324	1,527	43.50%	(13.29)%
Chemical	542	564	387	(3.90)%	45.74%
Corporate and others	(451)	(430)	(311)	4.88%	38.26%
Consolidation adjustments	30	(127)	(10)

Total	9,161	8,471	7,955	8.15%	6.49%

(1)	From January 1, 2005, Natural Gas and Electricity segment operations are included in the Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this change. The net sales of these operations in 2004 and 2003 were Ps. 577 million and Ps. 418 million, respectively, and the operating income was Ps. 262 million and Ps. 180 million in 2004 and 2003, respectively

Transactions with Controlled Companies

In the ordinary course of YPF’s business, YPF maintains purchases, sales and financing transactions with related parties as mentioned in Note 7 to the Consolidated Financial Statements.

Exploration and Production

From January 1, 2005, the Natural Gas and Electricity segment operations are included in the Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this change.

Exploration and Production net sales in 2005 were Ps. 15,195 million compared to Ps. 14,141 million in 2004, an increase of 7%. Net crude oil sales increased by Ps. 1,515 million mainly due to higher international oil prices used to determine internal transfer prices between business segments, partially offset by a reduction in sales volumes, due to lower crude oil production resulting from trade union strikes affecting the Province of Chubut during the last semester and from a natural decline in the production curve, which was partially offset by purchases from external parties. Additionally, during 2005, natural gas sales increased by Ps. 488 million due to higher industrial prices and natural gas liquids sales increased by Ps. 122 million.

Due to higher operating expenses, mainly royalties, depreciations, preservation, repair and maintenance expenses and crude oil purchases, so as to honor prior sales commitments, Exploration and Production operating income in 2005 remained almost the same as in 2004.

Crude oil, condensate and natural gas liquids production during 2005 decreased to 367 thousand barrels per day, compared to 399 thousand barrels per day in 2004. Natural gas production in 2005 decreased to 1,827 million cubic feet per day from 1,926 million cubic feet per day in 2004, as a consequence of a production decrease due to the natural decline in the production curve.

Exploration and Production net sales during 2004 were Ps. 14,141 million compared to Ps. 12,399 million in 2003, an increase of 14%. Net crude oil sales increased by Ps. 1,099 million mainly as a consequence of higher international oil prices used to determine internal transfer prices, partially offset by a reduction in sales volumes, due to a lower crude oil production. Additionally, during 2004 there was an increase of Ps. 480 million in natural gas sales due to higher industrial prices and an increase in production, as well as a natural gas liquids sales increase of Ps. 79 million.

Due to higher operating expenses, primarily royalties, depreciation, preservation, repair and maintenance and crude oil purchases, partially offset by better margins obtained by Mega (due to higher ethane, LPG and natural gasoline prices), Exploration and Production operating income increased by 12%, to Ps. 7,140 million in 2004 compared to Ps. 6,362 million in 2003.

Crude oil, condensate and natural gas liquids production during 2004 decreased to 399 thousand barrels per day compared to 430 thousand barrels per day obtained in 2003. Natural gas production during 2004 increased to 1,926 million of cubic feet per day from 1,767 million of cubic feet per day in 2003.

Refining and Marketing

Net sales in 2005 were Ps. 18,178 million, a 15% increase compared to Ps. 15,808 million in 2004, mainly as a result of higher exports prices of diesel fuel, fuel oil and fuel, partially offset by lower export volumes of diesel fuel and an increase in exports withholdings. In the domestic market, diesel, jet fuel and lubricants bases prices and sales volume increased.

Operating income in 2005 was Ps. 1,900 million, a 44% increase compared to Ps. 1,324 million in 2004. This increase resulted from increased net sales due to higher prices, partially offset by greater purchases of imported diesel fuel, an increase of crude oil prices, greater refining expenses and greater transportation expenses. Refining cost per barrell in 2005 was 7.6, compared to Ps. 7.2 in 2004, a 6% increase.

Refinery throughput in 2005, including 50% of Refinor, reached 319.9 thousand barrels per day, representing a utilization rate of 92.6% of the existing processing capacity of 345.6 thousand barrels per day.

Net sales in 2004 were Ps. 15,808 million, an 8% increase compared to Ps. 14,667 million in 2003, mainly as a result of higher exports prices of refined products, partially offset by lower sales volumes of gasoline and diesel in the international market, and an increase in exports withholdings. Sales volumes of diesel in the local market were higher than 2003 in order to supply local demand, while prices remained significantly lower than export prices.

Operating income in 2004 was Ps. 1,324 million, a 13% decrease compared to Ps. 1,527 million in 2003, mainly reflecting a higher cost of crude oil purchased to the Exploration and Production segment and higher refining cost. Refining cost per barrel in 2004 was Ps. 7.2, compared to Ps. 6.3 in 2003, a 14% increase.

Refinery throughput in 2004 reached 298 thousand barrels per day, representing a utilization rate of 93%. Processing capacity was 319.5 thousand barrels per day.

Chemical

Net sales in 2005 were Ps. 2,269 million compared to Ps. 2,146 million in 2004, resulting mainly from an increase in export sales due to better international prices.

Operating income in 2005 was Ps. 542 million compared to Ps. 564 million in 2004. This decrease resulted from increased purchases and depreciation, partially offset by higher sales volumes and higher prices in the domestic and export market. In addition, Profertil’s operating income increased, but was partially offset by the sale of Petroken in 2004 which therefore generated no income for YPF in 2005.

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

Liquidity and Capital Resources

Financial Condition

Total net debt outstanding as of December 31, 2005 was US$ 479 million (Ps. 1,453 million), consisting of short-term debt (including the current portion of long-term debt) of US$ 114 million (Ps. 346 million) and long-term debt of US$ 365 million (Ps. 1,107 million). As of December 31, 2005, almost all of our debt was denominated in U.S. Dollars. The use of derivatives is detailed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Since September 2001, YPF has repurchased certain of its publicly-traded bonds in open market transactions on an arms-length basis. YPF has repurchased approximately US$ 285 million of its outstanding bonds, which have not been cancelled and remain in its investment portfolio. YPF may from time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF’s own judgment the market conditions are attractive.

Net cash flow provided by operating activities was Ps. 8,251 million in 2005, compared to Ps. 8,515 million in 2004, a decrease of 3%. Higher operating income in 2005 was partially decreased by lower credits received from the parent company in 2005 compared to 2004.

The principal uses of cash in investing and financing activities in 2005 included Ps. 3,722 million in fixed asset acquisitions, Ps. 4,878 million in dividend payments and Ps. 483 million in net repayments of outstanding loans. The principal cash provided by these activities included the sale of Petroken and PBB, which generated Ps. 454 million. In 2004, the principal uses of cash from investing and financing activities included Ps. 2,867 million in fixed assets acquisitions, Ps. 5,310 million in dividends payments and Ps. 980 million in net repayments of outstanding loans. In 2004 the principal cash provided by these activities included Ps. 244 million from the sale of discontinued operations.

Our current financing policy is to use cash flows provided by operating activities to fund both investing and operating activities, as well as to settle outstanding financial liabilities. YPF’s working capital is sufficient for the company’s present requirements.

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program of up to US$ 700 million. The proceeds of this program will be used to refinance liabilities, and to invest in working capital and fixed assets in Argentina and in related companies. Notes could be issued with or without guarantee. The Board of Directors will determine the terms, conditions and characteristics of each issuance, if this source of financing is required.

The following table sets forth information with regard to our commitments for the periods indicated below with regard to our debt:

	Expected Maturity Date
	2006	2007	2008	2009	2010	Thereafter	Total
	(millions of Ps.)
Debt	346	603	—	307	—	197	1,453

Contractual Obligations

The following table sets forth information with regard to YPF’s commitments under commercial contracts for the years indicated below, as of December 31, 2005:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(million US$)
Contractual Obligations
Debt (1)	700	147	247	124	182
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	344	97	110	71	66
Purchase Obligations (2)	2,792	343	614	498	1,337
Purchases of services (4)	1,384	182	309	234	659
Purchases of goods	1,408	161	305	264	678
LPG (4)	78	20	33	14	11
Electricity	317	34	60	49	174
Natural gas (4)	87	13	26	26	22
Crude oil (4)	698	70	140	140	348
Steam	185	13	26	26	120
Others	43	11	20	9	3
Other Liabilities (3)	2,344	1,654	272	91	327

Total	6,180	2,241	1,243	784	1,912

(1)	These projected amounts include interest which, if set with a variable rate, are calculated considering the last rate agreed as of December 31, 2005.
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using YPF’s best estimates.
(3)	Reserves for contingent liabilities, which amount to US$ 408 million, are not included in the contractual obligations table above, as YPF based on the evidence available to date cannot reasonably estimate the settlement date such contingencies may become due.
(4)	The Company has signed contracts under which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the contracts include penalty clauses that stipulate compensation for a breach of the obligation to receive or to deliver the products under contract. Furthermore, the Company is subject to certain regulations requiring the Company to supply the domestic hydrocarbon market demand.

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(million US$)
Sale Commitments
Crude oil sales	77	32	45	—	—
Natural Gas sales	9,162	1,109	1,681	1,533	4,839
LPG sales	3,374	849	1,531	284	710
Other petroleum and petrochemical product sales	3,543	769	994	518	1,262
Services	204	23	43	38	100

Total	16,360	2,782	4,294	2,373	6,911

YPF has additional commitments under derivatives contracts and guarantees. For a discussion of these additional commitments see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and “—Guarantees Provided” below.

Transactions With Unconsolidated Variable Interest Entities

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced US$ 381 million in 1996, US$ 300 million in 1998 and US$ 383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and moved to income as the physical deliveries are made over the term of the contracts. As of December 31, 2005, the amount of FOS customer advances recorded on our consolidated balance sheet was Ps. 196 million (US$ 64 million). The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligations to deliver crude oil under the agreement entered into in 2001 were cancelled on September 30, 2005. The obligations to deliver crude oil under the 1998 agreement will continue through May 2008.

The structure of the remaining FOS transaction is similar to the ones already cancelled. YPF enters into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF is paid in advance for the future delivery of oil. The price of the oil to be delivered is calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to the oil supply agreement is a special purpose entity incorporated in the Cayman Islands, which finances itself as described below. The oil to be delivered under the supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transaction. YPF’s exposure derives from the crude oil swap agreement under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil. See “Item 11.—Quantitative and Qualitative Disclosure about Market Risk—Commodity Price Risk—Crude Oil Price Swaps” and “Item 7. Major Shareholders and Related Party Transactions.” See Note 13.k) to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

The following provides an overview of the outstanding FOS transaction:

FOS II
Date	June 24, 1998
Net proceeds (1)	US$ 299,967,289
SPE	Oil Enterprises Ltd.
SPE Debt	US$315 million 6.239% notes
Purchaser	Morgan Guaranty Trust
Marketer	YPF
Guarantee/hedge	Oil Price Hedge Agreement/ Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,982
Average crude oil barrels per month	201,126
Term of transaction	10 years

(1)	The total sale amount under the remaining FOS transaction is US$ 314,995,137. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the transaction term.

The series of FOS II are insured by MBIA. Repsol YPF S.A. agreed to reimburse this third party insurer for any payment made by it as insurer in connection with the FOS II default insurance policy.

YPF’s monthly crude oil delivery obligation under the remaining FOS transaction represents approximately 2.14% of its monthly production as of December 31, 2005. Total remaining crude delivery obligations under the FOS transaction represents 5.13% of YPF’s 2005 crude oil production. If YPF is not able to deliver the required number of barrels from its own production, YPF may purchase oil of similar quality in the open market.

As described in “Item 8. Legal proceedings” on March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS transaction should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. YPF has presented its defence rejecting the claim and arguing its position.

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

With respect to the financial debt containing covenants, totalling as of December 2005 US$ 390 million, YPF has agreed to clauses including, among others, to pay all amounts due on maturity and, subject to certain exceptions, not to establish liens or charges on its assets. In the event of a default, the trustee or the holders of at least 25% of the total principal of the outstanding debentures may declare due and immediately payable the principal and accrued interest on the debentures.

Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to the payment of principal or interest on debts equal to or exceeding US $ 20 million.

As a result of these cross-default provisions, a default on the part of YPF or any of our consolidated subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. YPF believes that none of its debt or that of any of its consolidated subsidiaries is currently in default.

Credit Rating

On April 24, 2006, FITCH upgraded YPF’s long-term debt rating to BB+. YPF’s long-term debt rating was upgraded to “Ba2” by Moody’s on November 21, 2005. Standard & Poor’s maintains its rating at “BB” with a stable outlook. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

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

Guarantees Provided

As of December 31, 2005, YPF had provided the following guarantees:

YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A.and Central Dock Sud S.A. for US$ 43 million and US$ 91 million, respectively.

YPF may from time to time make additional purchases of, or effect other transactions relating to, its publicly-traded bonds if in YPF’s own judgment the market conditions are attractive.

Capital Investments and Expenditures

Capital investments in 2005 totalled approximately Ps.3,932 million. The table below sets forth YPF’s capital expenditures and investments by activity for each of the years ended 2005, 2004 and 2003.

	(in millions of Pesos)
	2005		2004		2003
		%		%		%
Capital Expenditures and Investments
Exploration and Production	3,179	81	2,480	81	2,342	90
Refining and Marketing	541	14	434	14	180	7
Chemical	104	2	86	3	47	2
Corporate and other	108	3	52	2	39	1

Total	3,932	100%	3,052	100%	2,608	100%

Future capital expenditures and investments

YPF has projected investments for 2006 to be approximately US$ 1,688 million. Figures are disclosed in U.S. dollars as they are mainly budgeted and incurred in this currency. The breakdown by business segments is as follows:

2006
(millions of US$)
Future Capital Investments and Expenditures
Exploration and Production	1,232
Refining and Marketing	331
Chemical	65
Corporate and other	60

1,688

For a detailed description of the main investment projects see “Item 4—Information on the Company—Business Overview.”

YPF expects to finance its 2006 capital expenditure budget mainly through cash from operations. Actual capital investments and expenditures may differ from these estimates.

Research and Development

Research and development activities are managed by Repsol YPF. Management of Repsol YPF understands that selective investment in technology is the key to maintaining and improving its competitiveness in the markets in which it operates. Key to strategy implementation is the existence of a Technology Unit with operating centres located in Móstoles (Madrid, Spain) and in Ensenada (near Buenos Aires, Argentina), with a total staff of 400, as of December 31, 2005. The Technology Unit acts as a corporate center as well as providing services to the business lines of Repsol YPF and its subsidiaries. The Technology Unit seeks to pursue the development of proprietary processes and products that can offer a sustained competitive advantage, as well as shorter term technology support for incremental improvement of existing processes and products, and exploratory work and surveillance of emerging technologies that can change the business landscape in the future.

About 15% of Repsol YPF’s research and development effort takes place through partnerships with universities, research institutes and other companies with the goal of optimizing know-how acquisition, costs and workload. In 2005, Repsol YPF’s research and development expenses totalled US$ 78 million, compared to US$ 71 million in 2004.

In the Upstream business, the research focuses on improving recovery of mature oil fields, extra-heavy crude oil recovery and upgrade, monetizing gas reserves by NGL and GTL, environmental protection and remediation, including climate change mitigation, and technology applications for “quick-win” operating cost reductions.

In the Downstream business, the research includes, among others: (i) technology support to oil refineries to adapt to increasingly stringent motor fuel quality specifications and to improve heavy crude oil conversion capability; (ii) differentiation of products available to the market, such as high-quality gas-oils and gasolines, bio fuels and high-technology gasoline and lubricants for sport competition; (iii) development of proprietary petrochemical technologies, such as those to produce propylene oxide and its derivatives, hydrogenated rubber, or agricultural plastics; and (iv) search for new niche applications of LPG products.

Recent Developments

Reserves Revisions and Independent Review

On January 26, 2006, YPF announced that it would reduce its prior reserve estimates by 509 million barrels of oil equivalent including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. This amount represented 21% of YPF’s total proved reserves as of December 31, 2004. Simultaneously, YPF announced that the Audit and Control Committee of its parent company, Repsol YPF, was undertaking an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. On January 27, 2006, the Audit Committee of YPF determined to rely on the investigation being conducted by Repsol YPF’s Audit and Control Committee. The Audit and Control Committee of Repsol YPF presented the final conclusions and recommendations of the independent review to the Board of Directors of Repsol YPF at its meeting of June 15, 2006. On the same date, the Audit Committee of YPF evaluated such conclusions and recommendations, endorsed such conclusions and recommended to the Board of Directors of YPF that such recommendations be implemented by YPF.

According to the independent review, the process for determining reserves with respect to YPF’s fields in Argentina was flawed from 1999 to 2004 and YPF personnel at times failed to apply properly U.S. Securities Exchange Commission (“SEC”) criteria for reporting proved reserves. The independent review reported that this was principally due to:

•	Lack of proper understanding of and training on the requirements of the SEC for booking proved reserves.

•	Undue optimism regarding the technical performance of the fields and focus on replacement ratio.

•	Absence of a meaningful deliberative process for determining proved reserves, and resolving disputes.

•	Unwillingness to accept personal responsibility for reporting internally adverse facts regarding reserves and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time problems emerged and grew in the absence of delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005.

This notwithstanding, no evidence was found that any personnel involved in the reporting of proved reserves were motivated by a desire to further their personal gain.

In addition, it was noted that the promulgation and implementation of a Reserves Reporting Manual (“RRM”) as well as other measures implemented by new senior management since 2005 redress these issues.

With respect to the conduct of the current members of YPF’s Board of Directors and executive committee, the independent review affirmed that there is no basis to believe that any of them participated in or had knowledge of the existence of any defects with respect to the reserves process. It was also noted that the changes made in 2005 greatly improved the reserves process, including by separating the reserves function from the business units, instituting the RRM, engaging in extensive training efforts, and expanding the Board’s role in the reserves reporting function. These changes were found to redress the previous systemic flaws.

In addition to emphasizing the importance of the numerous and effective organizational changes that YPF has undertaken in 2005, which have remedied in large measure the weaknesses identified above, as well as the significant steps already undertaken regarding public awareness about YPF’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. The Board of Directors has fully accepted the conclusions of the Audit and Control Committee of Repsol YPF and of its independent advisors and management is in the process of implementing these recommendations.

See Notes 16 and 18 to the Consolidated Financial Statements and “Item 4. Information on the Company—Exploration and Production” for an analysis of the reserves revision.

Off-Balance Sheet Arrangements

YPF has entered into certain off-balance sheet arrangements, as described in “Transactions With Unconsolidated Variable Interest Entities, Guarantees Provided and Contractual Obligations” above.

ITEM 6. Directors, Senior Management and Employees

Board of Directors

Currently, YPF’s Board of Directors consists of the following directors:

Name	Position	Class of Shares Represented	Director Since	Term Expires
Antonio Brufau Niubo	Chairman and Director	D	2004	2007
Enrique Locutura	Executive Vice Chairman and Director	D	2005	2007
Jorge Horacio Brito	Director	D	2004	2007
Carlos de la Vega	Director	D	1993	2007
Eduardo Elsztain	Director	D	2005	2007
Federico Mañero	Director	D	2005	2007
Miguel Madanes	Director	D	1993	2007
Carlos Alberto Olivieri	Director	D	2002	2007
Alejandro Quiroga López	Director	D	2004	2007
José María Ranero Díaz	Director	D	2001	2007
Luis Pagani	Director	D	2005	2007
Carlos Bruno	Director	D	2005	2007
Javier Monzón	Director	D	2005	2007
Ernesto Dardis	Director	A	2004	2006
Alicia Schammah	Alternate Director	D	2005	2007
Gonzalo López Fanjul	Alternate Director	D	2005	2007
Jesús Guinea	Alternate Director	D	2005	2007
Alfredo Pochintesta	Alternate Director	D	2006	2007
Alejandro Almarza	Alternate Director	D	2005	2007

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

The current executive officers of YPF, their respective positions and the years they were appointed as executive officers are as follows (as reported to the local regulatory authorities):

Name	Position	Executive Officer Since
Enrique Locutura	Chief Executive Officer	2005
Gonzalo López Fanjul	Director of E & P	2004
Alfredo Pochintesta	Director of Marketing	2005
Alejandro Quiroga López	General Counsel	2001
Francisco Javier Macián	Director of Human Resources	2005
Fabián Falco	Director of Communication and External Relations	2001
Carlos Alberto Olivieri	Chief Financial Officer	2002
Jesús Guinea	Director of Refining and Logistic	2005
Rafael López Revuelta	Director of Chemicals	2005
José Manuel Gallego	Director of Resources	2005
Alicia Schammah	Director of Management Control	2005

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

Name	Class of Shares Represented	Member Since	Term Expires
Mario E. Vázquez	D	1993	2007
Juan A. Gelly y Obes	D	2005	2007
Carlos M. Vidal	A	2005	2007

The only director who owns shares in YPF is Carlos Olivieri. He owns 225 Class D shares, which were purchased prior to joining YPF.

Directors’ outside business interests and experience

Antonio Brufau Niubo

Having graduated in Economics from the University of Barcelona, Mr. Brufau Niubo began his professional career at Arthur Andersen, where he became Partner and Director of Auditing. In 1988, he joined La Caixa as Deputy Managing Director and, from 1999 to 2004, held the position of Managing Director for the La Caixa Group.

Appointed Chairman of the Gas Natural Group in July 1997, he served as a member of the Repsol YPF Board of Directors from 1996 until becoming Chairman and Chief Executive Officer (“CEO”) of Repsol YPF on October 27, 2004, which position he currently occupies. He is also Vice Chairman of the Gas Natural Group.

During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Suez, ENARGAS, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, the CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member of the Executive Committee of the International Chamber of Commerce (ICC). In July 2002, he was appointed Chairman of Barcelona’s Círculo de Economía, position he occupied until July 2005.

Enrique Locutura

Mr. Locutura graduated as a Mine Engineer at the Escuela Técnica Superior de Ingenieros de Minas of Madrid. In 1972 he began his professional career in the Empresa Nacional del Petróleo de Tarragona, S.A., ENPTASA, now part of the Repsol YPF Group. In 1986, after holding various posts in Technical Management with the company ENPETROL, he joined Campsa as Engineering Manager, and in 1987 was appointed its Technical Director. In 1988 he joined Repsol, S.A. Planning and Control Management, serving as Director of Exploration and Distribution with responsibility for planning its gas business. In 1989 he was appointed General Manager of Campsa and of CLH and in 1993, he was appointed the Managing Director of Repsol Química, S.A, Vice-president of Repsol Comercial and CEO of Petróleos del Norte, S.A. In 2000 he was appointed Corporate

Director of Shared Services at Repsol YPF, a post he held until June 23, 2003 when he was appointed CEO of Gas Natural. Since January 13, 2005, he is the Executive Director for Argentina, Brazil and Bolivia for Repsol YPF.

Jorge Horacio Brito

Mr. Brito is President of Banco Macro Bansud S.A., President of Sud Valores S.A. Sociedad de Bolsa, President of the Asociación de Bancos de Argentina—ABA (Argentine Bankers Association) and member of the Board of Directors of various financial corporations.

Carlos de la Vega

Mr. de la Vega was Director of La Caja ART from 1996 to 2004 and Director of Luncheon Tickets from 1991 to 1998. Since April 2003 he has been President of the Argentine Chamber of Commerce, of which he was also President from 1988 to 1993. He is a former member of the Board of Directors and was Director of Institutional Relations of Ciba-Geigy Argentina until 1996.

Eduardo Elsztain

Mr. Elsztain studied Economics at the Buenos Aires University and has more than twenty years of experience in the real estate industry. He is Chairman and founder of Consultores Asset Management, a leading portfolio management firm and he is Chairman of the Board of Directors of IRSA S.A., Argentina’s largest and most diversified real estate company, and Cresud Inc., an agriculture company, both listed on the NYSE. Mr. Elsztain is Vice Chairman of Banco Hipotecario, a leading mortgage bank in Argentina and Chairman of the Banco de Crédito & Securitización. He is a member of the Asociación Empresaria Argentina—AEA (Argentine Business Association), the Group of Fifty and the World Economic Forum.

Federico Mañero

Mr. Mañero obtained a Diploma in Law. President of C&GE (Comunicación y Gestión de Entornos), he has more than twenty-five years of experience in managerial and consulting positions for organizations and private, public and political projects. He is an expert in strategic positioning and corporate communication, and has an international profile with professional activities in more than fifty countries and strong relations with Latin America. He is the founder of various non-profit projects and organizations like Solidaridad Internacional, Programa de Cooperación Iberoamericana en Temas de Juventud (OIJ, Organismo Iberoamericano de Juventud) and Movimiento por la Paz, el Desarme y la Libertad (MPDL) and is a regular collaborator with the Fundación Salvador Allende, Fundación Progreso Global and UNICEF. Mr. Mañero is a native speaker of Spanish and French.

Miguel Madanes

Mr. Madanes graduated as an Industrial Engineer from Buenos Aires University and was President of Nuem S.A.; President of Pentex S.A.; CEO of FATE S.A. from 1976 to1993; CEO of ALUAR S.A.from 1978 to1993; Member of the Government’s Privatization Committee from 1989 to1990; Member of the Board of Directors of YPF from 1991 to1992; Member of the Audit Committee of YPF S.A. from 1993 to 1995 and since 2003; Executive Vice President of YPF S.A. from 1995 to1997; Chairman of the Board of Directors of YPF from 1997 to1998; and Vice President of the Board of Directors of YPF from 1998 to1999.

Carlos Alberto Olivieri

Mr. Olivieri is a Certified Public Accountant and a professor at Cema University and at Di Tella in Argentina, as well as an invited fellow of Michigan University. Mr. Olivieri is Chief Financial Officer (“CFO”)

of YPF. He has been associated with YPF since 1993, when he was appointed Vice President and General Controller. From 1999 to 2002, he was CFO of Quilmes Industrial S.A. and returned to YPF in September 2002. He was member of the Board of Directors of the Central Bank in 1991 and Aerolíneas Argentinas S.A. from 1991 to 1992.

Alejandro Quiroga López

Mr. Quiroga López graduated as an Attorney. He is also a professor of Commercial Law at Cema University and is currently General Counsel of YPF. He was a former partner of the law firm of Nicholson & Cano, a Foreign Associate at Davis Polk & Wardwell, and former Under Secretary of Banking & Insurance at the Ministry of Economy of Argentina.

José María Ranero Díaz

Mr. Ranero Diaz is a Mining Engineer from the Escuela Superior de Ingenieros de Minas of Madrid and a Drilling and Production Engineer at ENSPM, Institut Francais du Petrole. He was Country Manager of Repsol YPF in Argentina, General Manager of YPF until March, 2005, and Chairman and CEO of Astra Capsa and EG3 until 2000. Before taking the Astra and EG3 positions in 1996, he held different managerial positions in Repsol YPF’s Exploration and Production business.

Luis Pagani

Mr. Pagani graduated from Universidad Nacional de Córdoba (Argentina) as a National Public Accountant, and completed coursework in Marketing at New York University. He was President and CEO of Arcor Group in1993 and since 2002 he has been President of the Asociación Empresaria Argentina; Director of Praxair S.A. in 2002, Secretary to Fundación Carolina de Argentina in 2003, Vice President of the Argentine-Mexican Chamber of Commerce; and Director of Bimbo S.A. in 2004.

Carlos Bruno

Mr. Bruno received his degree in Architecture from Buenos Aires University and is President and co-founder of the CENIT (Centro de Investigaciones para la Transformación). He has participated in the creation of the Center of International Economy while being a member of the Ministry of Foreign Relations, was the Under Secretary of Economic Integration and Secretary of International Economy Relations from 1984 to 1989 and was appointed Ambassador V with the Senate’s approval. His areas of expertise are International Economic Relations and International Trade.

Javier Monzón

Mr. Monzón graduated as an Economist and is Chairman & CEO of Indra. He has a finance and management background and has held, among others, the following positions: Corporate Banking Director in Caja de Madrid; CFO, Executive Vice President and member of the Executive Committee in Telefónica, as well as Chairman and CEO of Telefonica International; Worldwide partner in Arthur Andersen and Managing Partner of Corporate Finance Consulting Services and President of Alpha Corporate in Arthur Andersen Spain. He has also been and presently is board member of different companies, foundations and entrepreneurial organizations.

Ernesto Dardis

Mr. Dardis graduated as a Hydraulic Engineer and has been a Director of YPF since 2004, representing the National Government, and acting as advisor for the Economic and Public Works Minister of the Province of Santa Cruz. In February 2006, he was appointed Supervisor of the research on Geophysical and Geotechnical works for two hydroelectric dams, “La Barrancosa” and “Condor Cliff”. Since 2004 he has been the Secretary of

Production at the Ministry of Economy and Public Works of the province of Santa Cruz; prior to that, from 1994 to2003 he was Provincial Director of Energy, and from 1991 to1994 he was General Director of the Energetic Administration.

Alicia Schammah

Ms. Schammah graduated as a Chemical Engineer (Ph.D) and Postgraduate in Metallurgical Engineering from Buenos Aires University. In 1975, she joined YPF at the Petroleum-Chemistry Department, and has held several important positions with the company ever since. In 2000, she was appointed Director of Planning for Refining and Marketing Latin America. She has been a member of various Boards of Administration and she actively worked in the privatization process of YPF.

Gonzalo López Fanjul

Mr. López Fanjul graduated as a Mine Engineer and is Director of the Exploration and Production of YPF, Member of the Upstream Chamber of the Oil Industry in Argentina and President of the Argentine Oil and Gas Institute, Comahue Branch (Neuquén). Previously, he was Director of the Neuquén Regional Offices for Exploration and Production.

Jesús Guinea

Dr. Guinea is a Doctor of Mining Engineering (Polytechnic University of Madrid), a graduate in Economics and Business Sciences from Madrid “Complutense” University, and a graduate in Law (UNED). He is Director of Refining and Logistics for YPF and Director of Production and Logistics of Repsol Chemicals. Previously he was Director of Refining for Argentina.

Alfredo Pochintesta

Mr. Pochintesta graduated as a Certified Public Accountant and is General Director of Repsol YPF’s LPG Business for Latin America. He was a former Director of the ElectroGas Division in the Astra Group.

Alejandro Almarza

Mr. Almarza graduated from Buenos Aires University, School of Economics, as Certified Public Accountant in 1981. He has been a partner of Estudio Della Rocca-Piazza-Almarza (Tax Division) since 1998 and is an international partner in charge of tax matters. He was a former member of Pistrelli, Díaz y Asociados, Tax Division, Argentina and representative of Arthur Andersen & Co. with seven years experience in this field. Mr. Almarza was an advisor to the Argentine Government in the Rules and Procedures Reviewing Committee on taxation applied on financial institutions—Resolution 80 of the Economy Ministry member of the Argentine Association of Fiscal Studies and a member of the Tax and Legal Committee of the United States Chamber of Commerce in Argentina.

Executive Officer’s business experience and functions within YPF

Francisco Javier Macián

Mr. Macián graduated as an Attorney and is Director of Human Resources of YPF, Director in Industrial Relations in the head office of Repsol Petróleo S.A., Director of Human Resources in Repsol Comercial de Productos Petrolíferos S.A., and Director of Human Resources for Refining & Marketing for Europe and for Company Services in Repsol YPF.

Fabián Falco

Mr. Falco has been Director of Communication and External Relations of YPF since 2001. He is a former Director of External Relations and Corporate Marketing of Aguas Argentinas and a former Director of External Communications and Press of Bridas S.A.

Rafael López Revuelta

Mr. López Revuelta graduated as a Chemical Engineer from Madrid “Complutense” University and earned an MBA from IESE. Madrid. He has been a Director in different areas of Repsol YPF since 1988.

José Manuel Gallego

Mr. Gallego graduated as an Economist. He was Director of Human Resources in the Corporate Division and NGL (Natural Gas Liquids) business and is a former Director of Corporate Services in Perú.

The Audit Committee

National Executive Decree No. 677 (“Regulations for the Transparency of Public Offerings”), dated May 22, 2001, and Resolutions No. 400/02 and No. 402/02 of the National Securities Commission approved regulations regarding the Audit Committee. This regulation also requires that the by-laws or the regulations of the Board of Directors set forth the composition and regulations for the operation of the audit committee. The majority of members of the Audit Committee must be independent directors.

The Audit Committee of the Board of Directors of YPF was created on May 6, 2004 and approved the Regulations that govern the Audit Committee. It is composed of three directors and three alternate members, each elected to a one-year term.

The members of the Audit Committee are: President: Miguel Madanes, Members: Carlos de la Vega and Federico Mañero, and Alternative Members: Jorge Horacio Brito, Eduardo Elsztain and Carlos Bruno.

Miguel Madanes met the conditions to be considered an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC. Executive directors may not sit on the Audit Committee. See Section 16A “Audit Committee Financial Expert” for certain additional information.

YPF’s Audit Committee carries out, among others, the following activities:

•	Periodic inspection of the preparation of the financial and economic information of YPF.

•	Reviews and opines with respect to the Board of Directors’ proposals regarding the designation of the external auditors and the renewal, termination and conditions of their appointment, evaluates internal and external audit work, monitors YPF’s relationship with the external auditors, and assures their independence.

•	Is informed about any services to be provided by the external auditors.

•	Provides appropriate disclosure, regarding operations in which there exists a conflict of interest with members of the corporate committees or controlling shareholders.

•	Opines on the reasonability of the proposals by the Board of Directors for fees and stock option plans of the directors and administrators of YPF.

•	Verifies compliance with applicable national or international regulations in matters related to behavior in the stock markets.

•	Ensures that the internal Codes of Ethics and Conduct and the stock markets codes, which are applicable to YPF and its subsidiaries, comply with normative demands and are adequate for YPF.

Activities of the Audit Committee

The Audit Committee, which, pursuant to its Regulations, meets as many times as needed, held ten meetings from April 2005 to March 2006.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Committee undertook a periodic review of economic and financial information of YPF, supervised the internal financial control systems and oversaw the independence of the external auditors.

Economic and financial information

With the help of the CFO and considering work performed by the external and internal auditors, the Audit Committee analyzed the consolidated annual and quarterly financial statements before they were submitted to the Board of Directors.

In addition, because YPF ‘s shares are traded on the New York Stock Exchange, pursuant to the laws of the United States, it must submit YPF’s annual financial information to the SEC in an Annual Report on Form 20-F. The Committee reviews such report before it is submitted to the SEC.

Oversight of the internal control system

In order to supervise the internal financial control systems and ensure that they are sufficient, appropriate and operate efficiently, the Committee oversaw the progress of the annual internal audit, which is aimed at identifying the Group’s critical risks.

Throughout the year, the Committee was informed by the Internal Audit department of the most relevant facts and recommendations arising out of its work performed during the year, and the status of the recommendations issued in prior years.

YPF is implementing a Plan to Align the Internal Control System for Financial Reporting with the requirements established by Section 404 of the Sarbanes Oxley Act. This Section requires that, along with the annual audit, a report must be presented from YPF’s management relating to the design, maintenance and periodic evaluation of the Internal Control System for Financial Reporting, accompanied by a report from YPF’s external auditor. Several departments of the organization are involved in this activity, including the Internal Audit Direction. The Audit Committee has been informed of the project’s progress by the Management of YPF at meetings held during the year.

On March 2, 2005, the SEC granted “foreign issuers” a one-year extension on the schedule initially set for complying with the requirements outlined in Section 404 of the Sarbanes Oxley Act. Due to the new term, the certifications on the existence and effectiveness of the Internal Control System for Financial Reporting from the CEO and CFO of YPF will have to be issued for the annual audit for the 2006 fiscal year.

Relations with the external auditors

During the year, the Committee maintained a close relationship with the external auditors, which allowed it to make a detailed analysis of the relevant aspects of the audit of the financial statements and obtain detailed information on the planning and progress of the work.

The Audit Committee has evaluated the services provided by the external auditors to YPF for the last Annual Report, which satisfy the condition of independence of the external auditors, as stated by the law, and its performance was satisfactory.

Likewise, and as a consequence of this evaluation, the Committee states that it has no objections in the case that the General Shareholders’ meeting decides to re-elect Deloitte & Co. S.R.L. as external auditors, authorizing them to audit the financial statements ending December 31, 2006.

Disclosure Committee

In February 2003, YPF created a Disclosure Committee to carry out, among others, the following activities:

•	To monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance.

•	To direct and coordinate the establishment and maintenance of:

•	Procedures for the preparation of accounting and financial information to be approved and filed by YPF or which is generally released to the markets; and

•	Internal control systems that are adequate and efficient to ensure that YPF’s financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by YPF, are accurate, reliable and clear.

•	Identify risks to YPF’s businesses and activities that are significant and that may affect the accounting and financial information to be approved and filed.

•	To assume the activities that the laws of the United States and the SEC regulations applicable to YPF may attribute to a Disclosure Committee or Internal Committee of a similar nature, and especially those relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Annual Reports”—SEC Release number 33-8124), in relation to the support for the certifications by YPF’s CEO and CFO as to the existence and maintenance by YPF of adequate procedures and controls for the generation of the information to be included in the annual report on Form 20-F, and other information of a financial nature.

•	To take on activities similar to those stipulated in the SEC regulations for a Disclosure Committee with respect to the existence and maintenance by YPF of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the Argentine stock market authorities (the Comisión Nacional de Valores de Argentina) and other regulators of the stock markets on which YPF’s stock is traded.

•	To review and supervise YPF’s procedures for the preparation and filing of the following information:

•	Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which YPF’s stock is traded.

•	Interim financial reports.

•	Press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders.

•	General communications to the shareholders.

•	Presentations to analysts, investors, rating agencies and lending institutions.

•	To formulate proposals for an “Internal code of conduct on the stock markets” that follows applicable rules and regulations or any other standards deemed appropriate.

The Disclosure Committee is currently integrated by:

Name	Position
Enrique Locutura	Chief Executive Officer
Carlos Alberto Olivieri	Chief Financial Officer
David Esteban	Director Accounting and Administration
Gonzalo López Fanjul	Director Exploration & Production
Jesús Guinea	Director Refining & Logistics
Rafael López Revuelta	Director Chemicals
Alejandro Quiroga López	General Counsel
Francisco Javier Macián	Director of Human Resources
Alfredo Pochintesta	Director of Marketing
Fabián Falco	Director of Communication and External Relations
Alicia Schammah	Director Management Control
José Manuel Gallego	Director of Resources
Juan Carlos Rodríguez González	Director of Internal Audit
Gabriel Leiva	Manager of Administration

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

Independence of the Directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Argentine law does not regulate the types of directors nor, for that matter, the indispensable requirements to determine their independence.

Independence of the Directors on the Audit Committee

In accordance with the NYSE corporate governance rules, by July 31, 2005, all members of the Audit Committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. The Audit Committee of the Board of Directors of YPF was created on May 6, 2004 and approved the Regulations that govern the Audit Committee. It is composed of three independent directors and three alternate members, each elected to one-year term.

Compensation and Nomination Committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not required.

Separate Meetings for Non-management Directors

In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Argentine law, this practice is not required and as such, the independent directors on the Board of Directors of YPF do not meet outside of the presence of the rest of the directors.

YPF has adopted a code of ethics and conduct applicable to the Board of Directors and to all employees. See “Item 16B. Code of Ethics”.

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

For the year ended December 31, 2005, the aggregate compensation accrued or paid to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 19.8 million.

During 2005, YPF’s performance-based compensation programs included a Bonus Plan for 2,065 employees.

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

In addition, Ps. 1.6 million was accrued for eligible members of the Board of Directors and officers pursuant to the Selected Deferred Compensation Plan.

The directors do not have any services contracts with YPF.

Employee Matters

As of December 31, 2005, YPF had 10,574 employees, including approximately 5,636 employees of the Refining and Marketing business segment, 1,585 employees in the Exploration and Production business segment and 555 employees in the Chemical business segment.

Approximately 51% of YPF’s employees are represented by one labor union that negotiates labor agreements with YPF. The current labor agreement has a term of two years and expires in December 2006. YPF considers its current relations with its workforce to be good. See “Item 8. Financial Information—Legal Proceedings” for a description of litigation with certain former employees.

As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws which amounted to Ps. 686 million. In connection with the reduction in its workforce, YPF has approximately 4,679 lawsuits brought by former employees as of December 31, 2005. A substantial majority of such suits have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal, the unsettled YPF stocks, according to the “Regime of Participated Property” (this regulation was denominated to the sale of the employee’s YPF stocks), and various job-related illnesses, injuries, typically seek unspecified relief. The outcome of this type of litigation depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases.

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

Maxus has a number of trustee non-contributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. Maxus has other non-contributory pension plans for executive officers, select key employees and former employees of the Maxus Group. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service.

The following table provides a breakdown of YPF’s employees by business unit.

Employees by Business Units
Exploration & Production	1,585
Domestic	1,418
International	92
Natural Gas & Electricity	75
Refining and Marketing	5,636
Domestic	3,075
OPESSA	2,561
Chemical	555
Corporate and Other	2,798

Total YPF	10,574

The following table provides a breakdown of YPF’s employees by geographic locations.

Employees by geographic location
Argentina	10,433
Rest of Latin America	55
United States of America	79
Spain	7

Total YPF	10,574

ITEM 7. Major Shareholders and Related Party Transactions

In November 1992, the Privatization Law became effective. Pursuant to the Privatization Law, in July 1993, YPF completed a worldwide offering of 160 million Class D Shares, representing approximately 45% of YPF’s outstanding capital stock, which had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred approximately 40 million Class B Shares to the Argentine provinces, which represented approximately 11% of YPF’s outstanding capital stock, and made an offer to holders of pension bonds and certain other claims to exchange such bonds and other claims for approximately 46.1 million Class D Shares, representing approximately 13% of YPF’s outstanding capital stock. As a result of these transactions, the Argentine government’s ownership percentage of YPF’s capital stock was reduced from 100% to approximately 30%, including shares that had been set aside to be offered to employees of YPF upon establishment of the terms and conditions by the Argentine government in accordance with Argentine law. The shares set aside to be offered to employees represented 10% of YPF’s outstanding capital stock.

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

In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF’s shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Share at a price of US$ 44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of YPF’s Class B, C and D Shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra, as of December 31, 2001, Repsol YPF owns 389,548,900 Class D shares and therefore controls YPF through a 99.04% ownership interest in YPF.

As of May, 2006, there were approximately 224.1 million ADSs outstanding and approximately 99 holders of record of ADSs. Such ADSs represented approximately 57.2% of the total number of issued and outstanding Class D Shares as of April 2006. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 0.31% of the total number of outstanding Class D Shares.

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

All material transactions and balances with related parties are included in Note 7 to the Consolidated Financial Statements. The prices of the transactions with related parties approximate the amounts charged by and/or to YPF by unrelated third parties.

ITEM 8. Financial Information

Financial Statements

See Item 18 for our Consolidated Financial Statements.

Legal Proceedings

Argentina

The Privatization Law provides that the Argentine government assumes all contingent liabilities arising from events or transactions that had occurred, or acts or operations that had been completed, as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. Based on the aforementioned and on the indemnity from the Argentine government with respect to pre 1991 contingent liabilities, YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF’s financial condition or future results of operations. YPF does not believe that there are any legal proceedings pending to which YPF or any of its subsidiaries is a party or of which any of their property is subject which, individually or in the aggregate, could reasonably be likely to result in a material adverse effect on YPF’s business, financial condition or results of operations. Notwithstanding, in addition to the contingencies described in the following paragraphs as of December 31, 2005, YPF has received certain labor, civil and commercial claims for approximately Ps. 512 million, which had not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies. YPF has also received 84 claims not individually significant considering their nature with probable outcomes, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, cannot reasonably estimate the outflows related to such claims.

YPF, in the ordinary course of its business, is a party to various actions, including approximately 4,679 labor lawsuits as of December 31, 2005. See “Item 6: Directors, Senior Management and Employees—Employee Matters”.

A reserve totalling Ps. 1,303 million, Ps. 1,005 million and Ps. 514 million as of December 31, 2005, 2004 and 2003, respectively, have been established to afford contingencies which are probable and can be reasonably estimated. In the opinion of Management, in consultation with its external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of the issuance of our financial statements, of the probable outcome of the mentioned contingencies. The most significant legal proceedings reserved are described in the following paragraphs.

Under the Privatization Law of YPF, the Argentine government assumed certain obligations of YPF as of December 31, 1990. Decree No. 546/93, concerning the Privatization Law, set forth limitations concerning legal fees and expenses in connection with these liabilities. The Argentine government will assume these costs as long as the fees and expenses agreed upon are fixed and are not contingent upon the amounts in dispute. YPF is required to keep the Argentine government apprised of any claim against YPF arising from the obligations assumed by the Argentine government. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payments of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by Argentina pursuant to the above-mentioned indemnity.

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of Ps. 109 million, stated Argentine pesos as of that date, based on the interpretation that YPF had purportedly abused of its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/99 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position this period. On January 20, 2004, YPF answered the notification (i) opposing the preliminary defence claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, YPF’s defence based on the statute of limitations having run should be successful. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, YPF believes that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). YPF filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations, without deciding in advance on the prescription claimed by YPF; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by YPF on the grounds of lack of majority of the CNDC in passing the objected resolution. Likewise, on August 31, 2004, YPF appealed the resolution passed by CNDC that rejected the claimed prescription. The CNDC accepted the appeal and referred the proceedings to Room II of the National Court of Appeals in Federal Civil and Commercial Matters and thereby prevented the prior intervention of Room B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that YPF shall produce during this proceeding.

Despite the solid arguments expressed by YPF, the above-mentioned circumstances make evident that, preliminary, the CNDC denies the defences filed by us and that it is reluctant to modify the doctrine provided by the Resolution No. 189/99. Furthermore, the Court of Appeals decisions tend to confirm the decisions made by the CNDC.

On April 20, 2004, YPF was notified of an arbitration complaint filed by CMS ENSENADA S.A. (“CMS”), in connection with a supply contract for electric power and vapor for the La Plata Refinery, entered into on August 16, 1995 between YPF and Energía y Vapor S.A.—CMS, UTE (subsequently succeeded by CMS). CMS asserts that payments by YPF for electricity and vapor supplied under the agreement must be made in the currency originally agreed upon, American dollars, and not in Argentine pesos. It argues that the “de-dollarization” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” and requiring the rejection of the complaint. YPF produced evidence and filed an allegation writ regarding this proceeding. As of June 30, 2006, the Arbitration Court has not emitted a resolution.

YPF has been informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages on account of the existence of volatile particles and/or hydrocarbon suspension, non-fulfilment of a remediation schedule of channels, and the existence of allegedly clandestine disposal sites. As far as we know, the court has not made any formal accusations so far.

On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the forward oil sale agreements entered into by the Company should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately Ps. 45 million plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, YPF received formal communication of a resolution from the AFIP confirming its original position in both claims. YPF has appealed such resolution in the National Fiscal Court.

On December 20, 2005, YPF attended a mediation meeting called by the Province of Santa Cruz where it requested the payment of differences in the calculation of hydrocarbon royalties from 2004 and thereafter. The claim is based on the provisions of an agreement signed between YPF and the Province of Santa Cruz. The courses of action against this claim are being analyzed by YPF. As of December 31, 2005, YPF had established a reserve of Ps. 27 million in respect of this claim.

Through SCC Provision 27/04, the Secretariat of Energy established the Programme for the Rationalization of Natural Gas Exports and the use of Shipping Capacity, which required cutbacks on natural gas exports with a view to satisfying the Argentine domestic market. The Programme was replaced by the Supplementary Programme for Supplying the Domestic Natural Gas Market approved by Resolution No. 659/04 of the Secretariat of Energy, under which the Argentine State required producers and exporters to inject additional volumes (“Additional Injection”) of natural gas into the domestic market to supply the demand of certain domestic consumers. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and fossil fuel generators (as well as the body in charge of dispatching electricity) could request volumes of gas by submitting standardised irrevocable offers on the electronic gas market. Should those standardised irrevocable offers remain unsatisfied, the users could apply to the Department of Energy for the supply of natural gas through Permanent Additional Injections (“Permanent Additional Injections”) required of the producers/exporters. Resolution No. 752/05 of the Secretariat of Energy and its supplementary provisions also established a similar system for assigning Permanent Additional Injections to fill the unsatisfied demand of compressed natural gas (“CNG”) stations. These additional volumes (Additional Injection and Permanent Additional Injections) are not set forth in contractual undertakings, forcing YPF to make the authorized exports under the relevant agreements and permits, whose performance has been conditioned by the aforesaid program. YPF appealed these measures. However, in the absence of a favorable resolution, YPF was obliged to comply with them in order to avoid greater losses for the company and its export customers (e.g.: revocation of export permits). YPF informed its customers that the aforesaid resolutions and the measures set forth therein constitute an event of force majeure which releases YPF from any contractual or extracontractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. This view was rejected by its customers who claim the payment of damages and/or penalties for breach of supply undertakings, reserving their rights to file future claims. One of the customers billed YPF for damages under a “deliver or pay” clause, which invoices have been rejected by YPF.

On June 29, 1999, a group of neighbours of the La Plata Refinery requested the remediation of alleged environmental damages in the peripheral water channels of the refinery and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after its privatization. YPF notified the National Executive Branch that there is a chance that the tribunal award may find YPF responsible for the damagesi. In such event, due to the indemnity provided by Law No. 24,145, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

On December 27, 2002, a group of 264 neighbours of the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps. 46 million. YPF already filed a writ answering the complaint. As of December 31, 2005, YPF had established a reserve of Ps. 10 million in respect of this claim.

Additionally, YPF’s Management, in consultation with its external counsel, believes that the following contingencies, individually significant, have a possible outcome.

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

On January 21, 2005, YPF was notified of a request made by Empresa Nacional de Electricidad S.A. (“ENDESA”) for arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause relates to increased natural gas deliveries and ENDESA has requested payment of the contractual penalty. The contract term is for 15 years and establishes that a compensation for non-delivery may not exceed US$ 9 million per year and, under certain circumstances, such limit should increase by US$ 9 million in addition per year. Notwithstanding the forgoing, ENDESA’s claim exceeds this limit and amounts to US$ 353.8 million, while asserting that there has been wilful misconduct on the part of YPF. The parties appointed arbitrators and on February 15, 2006 YPF received notification of an arbitration claim. YPF requested the rejection of this claim.

On December 13, 2005, the New Jersey Environmental Protection Agency and the New Jersey Spill Compensation Fund filed a claim with a New Jersey Court against Occidental Chemical Corporation, Tierra Solutions Inc., Maxus Energy Corporation, Repsol YPF S.A., YPF S.A., YPF Holdings Inc. and CLH Holdings. The plaintiffs claim the remediation of environmental damages, including the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act and the Water Pollution Control Act in a facility allegedly operated by the defendants and located in Newark, New Jersey. The Company filed a motion to dismiss the action against YPF.

In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC, the operator of the joint venture that operates the current exploitation concession in the Acambuco area claiming damages to its forestry business in the Acambuco area, allegedly resulting from, among others, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are sustained, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable in a pro rata basis. The plaintiff is also asking that the joint venture undertake environmental remediation action to clean up the affected sites. Although the amount of the complaint has not been established yet, in January 2002 Forestal Santa Barbara sent a letter to the operator of the joint venture claiming compensation of Ps. 50 million (approximately US$ 17 million). The Chancery Court of the State of Delaware, which is where the suit was filed, dismissed the suit based on lack of jurisdiction, which decision the plaintiff appealed. The Supreme Court of Delaware held that Delaware Courts have concurrent jurisdiction with Argentine courts and proceeded to consider the merits of the case. An extraordinary appeal was filed before the Supreme Court of the United States.

On November 17, 2003, CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by

Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2005, YPF received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156.

On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”), sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities and the implementation of measures to prevent environmental damages in the future. The amount claimed is over Ps. 550 million (about US$ 181 million). The plaintiff requested that the National Government (Secretariat of Energy), the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina. Once the complaint was notified, YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. If the court upholds the motion, one plaintiff will have to amend its complaint and describe the facts upon which its claim is based, identify its damages and establish a causal connection between the alleged facts and the damages. Due to the filing of this motion, the term to answer the complaint was suspended.

Finally, YPF’s Management, in consultation with its external counsel, believes that the following contingencies, individually significant, have a remote outcome:

The AFIP has filed a claim for Ps. 176 million, plus interest, in connection with the calculation of the Hydro Infrastructure and gas oil rates related to gasoline and diesel fuel export sales from January to December 2002 and from June 2001 to March 2002. Management believes, based upon the opinion of its external counsel, that strong legal and constitutional reasons exist to consider that those claims are without merit, and YPF has challenged those claims in a legal proceeding.

In October 2002 YPF and Repsol YPF Gas S.A. received notification of a complaint initiated by Autogas S.A. The complaint was answered on December 12, 2002, and no further procedures have taken place since that date. Autogas S.A. claims damages in the amount of Ps. 117.3 million, which at current values amounts to approximately Ps. 388 million (approximately US$ 128 million for YPF’s alleged exercise of its dominant market position in the LPG market, alleged breach of contract and violation of the trademark laws during the period from 1994 to 1997. YPF believes that the lawsuit is without merit and that documents filed at trial have so far failed to prove a causal connection between the alleged misconduct and the amount of damages sought.

In May 2002, the Centro de Retirados de la Armada Nacional sued Repsol YPF seeking that it remediate alleged environmental damages in Río de La Plata, Río Santiago and Pluma Río Santiago due to water contamination allegedly caused by the operations of the La Plata Refinery. The complaint estimates the cost of compliance at US$ 1,391 million. YPF believes that most environmental damages alleged by the plaintiff, if proven, would be attributable to events that occurred prior to YPF’s privatization and would therefore be the sole responsibility of the Argentine government in accordance with the Privatization Law of YPF. The complaint has not yet been served.

In July 2002, EDF Internacional S.A. (“EDF”), initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF. EDF claims from Repsol YPF and YPF payment of US$ 69 million. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía

Argentina de Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso which EDF considers occurred prior to December 31, 2001. YPF’s position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. YPF has filed a counterclaim against EDF in the amount of US$ 13.85 million as a purchase price adjustment. YPF’s Management believes that EDF’s claim is without merit. In 2003, the arbitration tribunal agreed that it lacked jurisdiction over Repsol YPF as Repsol YPF was not a party to the Stock Purchase. That decision was confirmed on February 11, 2005.

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

In October 2002, YPF was notified of complaints by neighbors of a YPF service station claiming US$ 28.4 million in damages allegedly resulting from a fuel leakage coming from that station.

On November 7, 2003, the then-National Deputies, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against YPF for abuse of its dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to YPF, and requested explanations under Art. 29 of the Antitrust Act. On January 21, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed. At this point, the CNDC may accept YPF’s explanations or begin a criminal investigation. YPF contends that it did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by YPF’s competitors and that therefore YPF’s market share could not be deemed a dominant position.

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

On February 20, 2006, the Province of Neuquén published in the Official Gazette Decrees No. 225/06 and 226/06 (the “Decrees”). The Decrees provide the mandatory calculation of royalties for hydrocarbons produced within the Province of Neuquén using international prices as reference, thus increasing the amounts of the royalties to be paid by YPF. The calculation of hydrocarbon royalties, in accordance with Section 75 (12) of the Argentine Constitution, is ruled by federal legislation and the Decrees contradict such regulation, particularly the preemption principle, -Section 31 of the Argentine Constitution. YPF filed with the Argentine Supreme Court a declaratory judgment action (Acción Declarativa de Certeza) with the aim of obtaining the nullification of the Decrees and the issuance of an interim measure banning the Province of Neuquén to file any royalty claim on the ground of the provisions contained within the Decrees.

On August 31, 2004, the Province of Neuquén filed with the Federal Court of the Province of Neuquén (“the Federal Court”), a claim against Atalaya Energy and 17 oil and gas companies, YPF being one of them, claiming compliance with Section 6 Law No. 25,561 for the calculation of royalties regarding hydrocarbons produced within the Province of Neuquén. Section 6 Law No. 25,561 provides that in no event will export withholdings reduce the well head prices for the calculation and payment of hydrocarbon royalties. According to the Province of Neuquén’s reading of Section 6 Law No. 25,561, the oil and gas companies producing hydrocarbons in the Province of Neuquén should not make any deduction based on export withholdings for the calculation of royalties corresponding to hydrocarbons sold in the domestic market. The Federal Court issued an interim measure ordering the oil and gas companies to calculate and pay royalties on the basis of international prices. YPF filed an appeal against such interim measure. On October 5, 2005 the Federal Court granted YPF’s appeal. Additionally, the Federal Court clarified that Section 6 Law No. 25,561 shall be applied only to the calculation of royalties regarding exported hydrocarbons. YPF also requested the Argentine Supreme Court to order the Federal Court to restrain from continuing proceedings. The Argentine Supreme Court denied such request and YPF filed a writ requesting the reversal of such decision, which was rejected.

On March 31, 2006 and on May 24, 2006 the General Customs Administration of Neuquén and Comodoro Rivadavia served notice upon YPF informing it that summary proceedings have been brought against it due to a formal misstatement on the forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before such agency. YPF’s Management, based on the opinion given by its legal counsels, believes the claim has no legal basis.

YPF has not been notified of the following environmental lawsuits which have been filed by neighbors of Dock Sud, Province of Buenos Aires, although it is aware of their progress: (i) “Mendoza, Beatriz against National State et al” is a lawsuit pending before the Supreme Court of Argentina, in which the National State, the Province of Buenos Aires, the City of Buenos Aires and 44 companies (including YPF) are being sued. The plaintiffs have requested compensation for collective environmental damage of Matanza and Riachuelo rivers basin and for physical and property damage, which they claim to have suffered. The National Supreme Court declared itself legally competent only to settle the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages; and has requested the defendants to submit specific reports, and, in particular, it has requested the National State, the Province of Buenos Aires, the City of Buenos Aires and Cofema, to submit a plan with environmental objectives; (ii) “Félix, Víctor et al against Shell C.A.P.S.A. et al for compensation”. The Province of Buenos Aires and the Municipality of Avellaneda are being sued, as well as companies domiciled at Dock Sud, including YPF. The plaintiffs are requesting that environmental remediation of Dock Sud, which they estimate at Ps. 600 million, and for physical and property damages; and (iii) “Cicero, María Cristina against Antivari S.A.C.I. et al for damages”. The plaintiffs would be around 70 neighbors of Villa Inflamable, Dock Sud, who also claim for the environmental remediation of Dock Sud and compensation for physical and property damages, against many companies located in such neighborhood. For the time being, it is not possible to assess the prospects of these matters.

YPF International—YPF Holdings

In the following discussion, references to YPF Holdings include, as appropriate, references to Maxus and Tierra, which as discussed in “Item 3. Key Information—Risk factors”, has assumed certain of Maxus’ obligations with respect to Chemicals.

The following is a brief description of certain potential environmental and other liabilities of Maxus, which mostly arise in connection with the sale of Chemicals to a subsidiary of Occidental in 1986. Under the stock purchase agreement related to that sale, Maxus assumed certain liabilities related to past operations of Chemicals.

Tierra has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

As of December 31, 2005, YPF through YPF Holdings Inc. had established a reserve of approximately US$ 85.2 million in respect of the environmental liabilities assumed under the stock purchase agreement. YPF believes that this reserve is adequate to cover all material contingencies to the extent that they are probable and reasonably estimable. Nevertheless, because such contingencies are inherently uncertain and circumstances, including the assessment of natural resources damages, requirements to conduct interim remedial measures and changes in remedial actions, could change, the projected amount of these liabilities may increase in the future. YPF commited to contribute capital up to a maximum amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses.

Newark, Passaic River, New Jersey. Tierra, on behalf of Occidental, is performing work, conducting studies and responding to developments related to Chemicals’ former Newark agricultural chemicals plant, including the following:

•	Pursuant to a consent decree agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection (“DEP”) and Occidental, as successor to Chemicals, Tierra constructed the approved remedy at Chemicals’ former plant. YPF has fully reserved for the estimated costs to complete the optimization phase and thereafter to conduct operation and maintenance of the remedy for approximately nine years after January 1, 2006.

•	Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to Chemicals’ former plant, are contaminated with hazardous chemicals from many sources. Pursuant to an agreement with the EPA, Tierra is conducting studies of a six-mile portion of the Passaic River near the plant site.

•	The EPA and other agencies have undertaken a cooperative effort designated as the PRRP to address environmental issues in the lower portion of the Passaic River. Tierra has agreed, along with a number of other entities, to participate in a remedial investigation and feasibility study in connection with the PRRP.

•	In 2003, the DEP issued a directive seeking to address natural resource damages allegedly resulting from almost 200 years of industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated a Superfund site and is a subject of the PRRP. Tierra, Maxus and the other named parties have filed responses to the directive which sets forth both how these parties are complying with DEP’s directive. Settlement discussions between the DEP and the named entities have been held, however, no agreement has been reached or is assured.

•	In 2004, the EPA and Occidental entered into an administrative consent order regarding Newark Bay. Pursuant to this order, Tierra (on behalf of Occidental) is conducting testing and studies pursuant to a work plan approved by the EPA to characterize contaminated sediment and biota in the bay. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required.

•	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan (the “Plan”) focused on alleged dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this Plan is estimated by the DEP to cost approximately US$ 2.3 million. This directive was issued even though this portion of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

•

Also in December 2005, the DEP sued YPF, YPF Holdings, Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified damages for injuries to so-called “uplands resources” and for other matters. The DEP also seeks punitive damages. YPF Holdings and its subsidiary, CLH Holdings Inc., have filed papers seeking dismissal, as have YPF S.A. and Repsol YPF S.A., and the remaining defendants have made appropriate responsive pleadings and/or filings.

As of December 31, 2005, a total of approximately US$ 17.5 million was reserved in connection with these activities. Until the studies are completed and evaluated, YPF cannot estimate what additional costs, if any, will be required to be incurred with respect to these matters.

Hudson County, New Jersey. Tierra, on behalf of Occidental, is performing work, conducting studies and responding to developments related to Chemicals’ former Kearny chromite ore processing chemicals plant, including the following:

•	According to the DEP, chromite ore processing residue, including residue from Chemicals’ former Kearny plant, was used as fill material at a number of sites in Hudson County. Pursuant to an administrative consent order between the DEP and Occidental (as successor to Chemicals), Tierra is performing investigation and remediation work at certain chrome sites in Kearny and Secaucus, New Jersey, and is providing financial assurance in the amount of US$ 20 million. The total cost of remediation is uncertain.

•	In 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River near the former Kearny Plant. Tierra and other parties are engaged in discussions with the DEP regarding this issue.

•	On May 3, 2005, the DEP undertook two actions in connection with chrome sites in Hudson and Essex Counties. First, it issued a directive to the alleged former chromium manufacturers, including Maxus and Occidental, directing them to arrange for the clean up of chromite ore processing residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court seeking, among other things, clean up of various sites where chromite ore processing residue is allegedly located, recovery of its past costs and, with respect to 18 sites, treble damages. YPF believes the directive and the lawsuit are without substantial merit, insofar as they name Maxus and/or Occidental. The parties have engaged in preliminary discussions regarding possible settlement, however, there is no assurance that these discussions will be successful.

•	By letter dated November 10, 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent (the “Adjacent Property”) to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. Discussions with representatives of the environmental groups are ongoing in an effort to address their concerns.

As of December 31, 2005, a total of approximately US$ 24.8 million was reserved in connection with these matters. Until the investigations and testing programs (if undertaken) are completed and evaluated, YPF cannot estimate what additional costs, if any, will be required to be incurred with respect to these matters.

Painesville, Ohio. Tierra, on behalf of Occidental, is conducting remedial investigations and studies and performing other work related to Chemicals’ former manufacturing facilities in Painesville, Ohio. Generally, this work is being done pursuant to a Director’s Final Findings and Order (“Order”) by consent, issued by the Ohio Environmental Protection Agency (“OEPA”). The OEPA has approved certain work under the Order, including remediation of a former cement plant and a former aluminum smelting plant, and other work is being conducted together with a developer for the possible development of portions of this site. As of December 31, 2005, YPF has reserved a total of approximately US$ 12.5 million for its estimated share of the costs of such investigations, studies and work. The scope and nature of any further investigation, remediation or other work that may be required at this site cannot be presently determined.

Greens Bayou, Texas. The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging property damages, plus the need for remediation at certain of its properties, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. The Port’s claims were settled for a cash payment and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility. The cost of such remediation is not expected to exceed a total of approximately US$ 44 million. The defendants who settled the Port’s claim, including Tierra (on behalf of Occidental), and Maxus agreed to arbitrate their respective obligations in connection with the settlement. The arbitration was held in 2004, and Tierra and Maxus challenged the arbitration award. Thereafter, the defendants settled their dispute pursuant to a confidential settlement agreement that was fully executed in January 2006. At December 31, 2005, the Company has reserved approximately US$ 26.3 million for its estimated share of future remediation activities associated with the Greens Bayou facility.

Miscellaneous. In addition to the foregoing, Maxus and/or Tierra are involved in the following matters:

•	Occidental, as successor to Chemicals, has been designated as a potentially responsible party with respect to a number of third-party sites where hazardous substances from Chemicals’ operations allegedly were disposed or have come to be located. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. YPF has reserved approximately US$ 3.1 million as of December 31, 2005 for its estimated share of costs related to these sites, where such costs are both probable and reasonably estimable.

•	A subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs.

•	In 2002, a subsidiary of Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have an obligation to defend and indemnify it in respect of certain historical obligations of Chemicals relating to the manufacture of products in the past, notwithstanding the fact that (a) the stock purchase agreement contains a 12-year cut-off for defense and indemnity with respect to most litigation and (b) Tierra is not a party to the agreement. Tierra has been dismissed from this lawsuit. Occidental’s claims against Maxus were tried in state court in May 2006. On May 17, 2006, the jury rendered a verdict in favor of Occidental on its declaration claim against Maxus. Final judgment has not yet been entered in this matter and Maxus is currently considering potential grounds for appeal of this decision.

•	There are a number of other sites and matters for which Maxus has agreed to defend Occidental, as successor to Chemicals. However, none of these other sites or matters is currently expected to have a material adverse effect on YPF’s financial position.

•	In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial in the liability phase of this matter was held in May 2005, and on August 18, 2005, the trial judge informed the parties that he will enter a decision against all defendants. The original trial judge passed away before entering a judgment, and the matter has been assigned to a new judge. It is believed the new judge will determine the issue of liability and hold a trial to allocate responsibility for damages.

•	In June 2005, the EPA designated Maxus as PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Maxus is assessing this matter but presently lacks sufficient knowledge to determine the extent of its liability, if any, at or in respect to this site.

See also the heading “Environmental Matters—YPF” under “Item 4: Information on the Company” of this annual report for a description of legal proceedings.

Dividends Policy

See “Item 3. Key Information—Dividends” and “Item 10. Additional Information—Dividends.”

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

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange:

	High	Low
2001	30.35	16.10
2002	20.50	8.68
2003	37.35	12.99
2004	44.00	35.95
2005	69.20	43.20
2006 (1)	57.38	37.00

(1)	through July 11, 2006

The following table sets forth for each quarter of the most recent two financial years and for the current financial year, the high and low prices in U.S. dollars of the ADSs on the New York Stock Exchange.

	High	Low
2004:
First Quarter	43.98	35.95
Second Quarter	44.00	36.03
Third Quarter	42.50	37.97
Fourth Quarter	44.00	40.25
2005:
First Quarter	63.75	43.20
Second Quarter	56.50	49.00
Third Quarter	69.20	54.54
Fourth Quarter	69.00	51.05
2006:
First Quarter	57.38	51.92
Second Quarter	55.00	37.00

The following table sets forth the high and low price in U.S. dollars of YPF’s ADSs on the New York Stock Exchange for each of the most recent six months.

2006:
January	57.38	53.87
February	54.35	51.96
March	56.96	51.92
April	55.00	50.89
May	52.75	39.6
June	41.15	37.00
July (1)	44.85	42.00

(1)	through July 11, 2006

As of May, 2006, there were approximately 224.05 million ADSs outstanding and approximately 99 holders of record of ADSs. Such ADSs represented approximately 56.9% of the total number of issued and outstanding Class D Shares, as of May, 2006.

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

Certain information regarding the Argentine equities market is set forth in the table below.

Argentine Equities Market

	2005	2004	2003	2002	2001
Market capitalization (In millions of pesos) (1)	771	690,000	542,388	348,055	192,499
As percent of GDP (1)	163%	152%	205%	98%	71.6%
Volume (In millions of pesos)	145,535	82,099	84,496	72,429	34,868
Average daily trading volume (In millions of pesos)	577.52	325.79	339.34	308.21	143.55
Number of listed companies (1)	106	106	110	114	118

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Source: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the periods indicated, the high and low price in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Market:

	High	Low
2001	30.50	16.00
2002	60.00	25.90
2003	110.00	43.75
2004	130.00	103.00
2005	205.00	128.00
2006 (1)	177.50	115.00

(1)	through July 11, 2006

The following table sets forth the high and low price in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Market, for each quarter of the most recent two financial years as well as the first and second quarter of current fiscal year.

	High	Low
2004:
First Quarter	126.00	103.00
Second Quarter	119.00	105.00
Third Quarter	125.00	113.00
Fourth Quarter	130.00	115.00
2005:
First Quarter	190.00	128.00
Second Quarter	161.00	142.00
Third Quarter	205.00	155.00
Fourth Quarter	195.00	159.00
2006:
First Quarter	177.50	159.50
Second Quarter	168.00	115.00

The following table sets forth the high and low price in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Exchange, for each of the most recent six months.

	High	Low
2006:
January	177.50	162.00
February	168.00	160.00
March	173.00	159.50
April	168.00	155.00
May	160.00	123.00
June	129.00	115.00
July (1)	136.00	125.00

(1)	through July 11, 2006.

As of June, 2006, there were approximately 7,620 holders of Class D Shares.

SEAQ International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

ITEM 10. Additional Information

Memorandum and Articles of Association

YPF’s by-laws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Argentine Republic on the same date, June 15, 1993 under number 5,109 of the book of Corporations number 113, volume “A”.

For a detailed description of YPF’s object and purpose, see Item 4 “Information on the Company”. YPF’s object is set forth in Section 4 of its by-laws. Copies of the by-laws, which have been filed as described in “Exhibit Index” in this annual report, are also available at the offices of YPF.

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

Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on any proposal regarding to the approval of their management duties or their removal for cause.

Directors

Election of Directors

YPF’s by-laws provide for a Board of Directors of seven to fourteen members, as agreed at the shareholders’ meeting, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings or for such longer period as they may act as replacements.

YPF’s by-laws provide that each class of capital stock of YPF may elect a certain number of directors and alternates based, in part, on the percentage of total outstanding capital stock represented by such class. At the Shareholders’ General Ordinary and Extraordinary Meeting, held in April 2005, the holders of Class B Shares, Class C Shares and Class D Shares, voting as a single class, appointed thirteen directors to serve a two-year term and four alternates to serve a two-year term, all of them representatives of Class D Shares. In April 2006, at the Shareholders’ General Ordinary Meeting the holders of Class B Shares, Class C Shares and Class D Shares, voting as a single class, appointed one alternate director to serve a one-year term, as representative of the Class D Shares. See “Item 6: Directors, Senior Management and Employees”.

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

Duties and Liabilities of Directors

Under Argentine law, directors have an obligation to perform their duties with loyalty and the diligence of a prudent businessperson. Directors are jointly and severally liable to YPF, the shareholders and third parties for the improper performance of their duties, for violating the law, YPF’s by-laws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Under the Corporations Law, specific duties may be assigned to a director by the by-laws, company regulations, or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined with reference to the performance of such duties, provided that certain recording requirements are met. Argentina’s Corporations Law requires that a shareholders’ meeting grant express authorization to directors engaging in activities in competition with YPF.

The Corporations Law allows transactions or contracts between directors and YPF in connection with YPF’s core activities, to the extent they are performed under fair market conditions. Those transactions that do not comply with the Corporations Law require prior approval of the Board of Directors or the Supervisory Committee. In addition, these transactions must be approved by the shareholders of YPF at a general meeting. If the shareholders of YPF do not approve the transaction, directors and members of the Supervisory Committee that previously gave their consent to such a transactions are fully liable for the adverse effects caused to YPF.

Any director whose personal interests are adverse to YPF shall notify the Board and the Supervisory Committee. Otherwise, such director may be held liable to YPF under the Corporations Law.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee (as defined below) before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or the courts. Any liability of a director to YPF terminates upon approval of the director’s actions by the shareholders, provided that shareholders representing at least 5% of YPF’s capital stock do not object and, provided further, that such liability does not result from a violation of the law, its by-laws or other regulations.

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

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by YPF, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2001	0.22	2.00	—	2.00	4.22
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00

The Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 10, 2002, approved an annual dividend of Ps. 2.00 per share, proposed by the Board of Directors on November 29, 2001. This dividend was paid on December 5, 2001. At the same meeting the shareholders approved a reserve of Ps. 1,707 million for future dividends. Under Argentine law, the Board of Directors has the right to declare annual dividends subject to further approval of shareholders at the next shareholders’ meeting. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and the YPF’s economic and financial circumstances.

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

The Shareholders’ Meeting held on April 9, 2003, approved an annual dividend of Ps. 5.00 per share or per ADS, which was paid on April 22, 2003. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,023 million.

On July 2, 2003, the Board of Directors approved a dividend of Ps. 2.60 per share or per ADS, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 9, 2003 and ratified by the Shareholders’ meeting of April 21, 2004. The dividends were paid on July 15, 2003.

The Shareholders’ Meeting held on April 21, 2004, approved the payment of a dividend of 9 pesos per share or per ADS, which was paid on April 30, 2004. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,770 million and the remainder of the reserve for future dividends (Ps. 133 million) not distributed as of December 31, 2003 was carried forward as retained earnings.

On October 27, 2004, the Board of Directors approved a dividend of Ps. 4.50 per share or per ADS, to be paid out of the reserve for future dividends, approved by the Shareholders’ Meeting of April 21, 2004 and ratified by the Shareholders’ Meeting of April 19, 2005. The dividends were paid on November 5, 2004.

The Shareholders’ Meeting held on April 19, 2005, approved the payment of a dividend of Ps. 8.00 per share or per ADS, which was paid on April 29, 2005. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 1,731 million. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under Argentine and YPF’s economic and financial circumstances.

On November 10, 2005, the Board of Directors approved a dividend of Ps. 4.40 per share or per ADS, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 19, 2005 and ratified by the Shareholders’ meeting of April 28, 2006. The dividends were paid on November 18, 2005.

The Shareholders’ Meeting held on April 28, 2006 approved the payment of a dividend of Ps. 6.00 per share or per ADS, which was paid on May 9, 2006. In addition, the Shareholders’ Meeting also approved a reserve for future dividends of Ps. 2,710 million. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve to the extent such payments are possible under Argentine and YPF’s economic and financial circumstances.

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

Under the by-laws, YPF’s net income is applied as follows:

•	first, an amount equivalent to at least 5% of net income is segregated to build a legal reserve required by Argentine law (the “Legal Reserve”) until such reserve is equal to 20% of the subscribed capital of YPF (plus adjustments to contributions);

•	second, an amount is segregated to pay the fees of the members of the Board of Directors and of the Supervisory Committee (see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers”);

•	third, an amount is segregated to pay dividends on preferred stock, if any; and

•	fourth, the remainder of net income is allocated as determined by the shareholders’ meeting and may be distributed as dividends to common shareholders.

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

Voting of the Underlying Class D Shares

Under the by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of the shareholders of YPF, except that a specified number of Directors is elected by majority vote of each class (except as provided below). See “—Directors—Election of Directors” above for information regarding the number of directors that holders of each class of shares are entitled to elect and certain other provisions governing nomination and election of directors. The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of shareholders of YPF, it will mail a notice to the holders of ADRs, evidencing ADSs, registered on the books of the Depositary which will contain the following:

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

Certain Provisions Relating to Acquisitions of Shares

Pursuant to the by-laws:

•	each acquisition of shares or convertible securities, as a result of which the acquiror, directly or indirectly through or together with its affiliates and persons acting in concert with it (collectively, an “Offeror”), would own or control shares that, combined with such Offeror’s prior holdings, if any, of shares of such class, would represent the lesser of.

•	15% or more of the outstanding capital stock or

•	20% or more of the outstanding Class D Shares; and

•	each subsequent acquisition by an Offeror (other than subsequent acquisitions by an Offeror owning or controlling more than 50% of YPF’s capital prior to such acquisition) (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “—Restrictions on Control Acquisitions” below.

In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition (“Related Party Transaction”), must be carried out in accordance with the provisions described under “—Restrictions on Related Party Transactions”. The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Transaction carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders’ meetings.

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

Restrictions on Control Acquisitions

Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A Shares, if any are outstanding, and make a public tender offer for all outstanding shares and convertible securities of YPF. The Offeror will be required to provide YPF with notice of, and certain specified information with respect to, any such tender offer at least fifteen business days prior to the commencement of the offer, as well as the terms and conditions of any agreement proposed for the Control Acquisition (a “Prior Agreement”). YPF will send each shareholder and holder of convertible securities a copy of such notice at the Offeror’s expense. The Offeror is also required to publish a notice containing substantially the same information in a newspaper of general circulation in Argentina, New York and each other city in which YPF’s securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to YPF, until the offer expires.

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

(ii) the highest closing price for the Class D Shares on the Buenos Aires Stock Exchange during the thirty-day period immediately preceding the notice provided to YPF, subject to certain antidilution adjustments;

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

Any such offer must remain open for a minimum of 90 days following the provision of notice to the shareholders or publication of the offer, and shareholders must have the right to withdraw tendered shares at any time up until the close of the offer. Following the close of such tender offer, the Offeror will be obligated to acquire all tendered shares or convertible securities, provided that if the number of shares tendered is less than the minimum, if any, upon which such tender offer was conditioned, the Offeror may withdraw the tender offer. Following the close of the tender offer, the Offeror may consummate any Prior Agreement within thirty days following the close of the tender offer, provided that if such tender offer was conditioned on the acquisition of a minimum number of shares, the Prior Agreement may be consummated only if such minimum was reached. If no Prior Agreement existed, the Offeror may acquire the number of shares indicated in the notice provided to YPF on the terms indicated in such notice, to the extent such number of shares were not acquired in the tender offer, provided that any condition relating to a minimum number of shares tendered has been met.

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

(ii) the highest closing sale price of shares of the Class on the Buenos Aires Stock Exchange during the thirty days immediately preceding the announcement of the Related Party Transaction or the date of any Control Acquisition by the Interested Shareholder, adjusted as described above;

(iii) the price resulting from clause (ii) multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Interested Shareholder for any share of the Class during the two years immediately preceding the announcement of the Related Party Transaction and the denominator of which shall be the closing sale price for shares of the Class on the date immediately preceding the first day in the two-year period referred to above on which the Interested Shareholder acquired any interest or right in shares of the Class, in each case as adjusted as described above; and

(iv) the net earnings per share of the shares of the Class during the four most recent full fiscal quarters preceding the announcement of the Related Party Transaction multiplied by the higher of the (A) the price/earnings ratio during such period for the shares of the Class and (B) the highest price/earnings ratio for YPF in the two-year period preceding the announcement of the Related Party Transaction, in each case determined in accordance with standard practices in the financial community.

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of YPF’s capital stock, or that constitutes a merger or consolidation of YPF, must be approved in advance by the Class A Shares while any such shares remain outstanding.

There were no material contracts entered into, other than in the ordinary cause of business, during the past two years.

For a discussion of additional information see “Item 3. Risk Factors—Exchange and Capital Controls” and “Item 4. Regulatory Framework and Relationship with Argentine Government—Repatriation of Foreign Currency.”

Taxation

General

The following is a summary of the material Argentine and U.S. tax matters that may be relevant to the acquisition, ownership and disposition of ADSs or Class D Shares of YPF. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire ADSs or Class D Shares of YPF.

The summary is based upon tax laws of Argentina and the United States, and regulations thereunder as in effect on the date of this annual report, which are subject to change. As of the date of this annual report, there is no tax treaty or convention in effect between Argentina and the United States. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of ADSs or Class D Shares should consult their own tax advisors as to Argentine, U.S. or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class D Shares in their particular circumstances.

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

Personal Assets Tax

Argentine Law 25,585 was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002. Law 25,585 imposes a tax (the “Personal Assets Tax”) on shares of stock corporations, such as ADSs or Class D Shares, or equity interests in companies regulated by the Argentine Companies Law, if the equity interests are owned by individual holders and/or undivided estates, regardless of whether domiciled within Argentina or in a foreign country. The Personal Assets Tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock of corporations, such as ADSs or Class D Shares, and/or equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and other entities dedicated to oil and gas exploitation, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

YPF is required to pay this tax on behalf of the holders of ADSs and Class D Shares. YPF has the right to collect a refund of the amounts paid even if this requires holding and/or foreclosing on the property on which the tax is due, but to date no effective procedures have been developed to collect from YPF’s shareholders the amount of this tax paid on their behalf.

The tax rate applied is 0.50%. This tax is computed based on the value of YPF’s shareholders’ equity as stated on the most recent balance sheet of YPF as of December 31 of the taxable year in question.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of acquiring, owning and disposing of ADSs or Class D Shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be significant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ADSs or Class D Shares as capital assets for tax purposes and it does not address special classes of holders, such as but not limited to:

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

The discussion below applies to a beneficial owner of ADSs or Class D Shares and are, for U.S. federal tax purposes:

•	a citizen or resident of the United States; or

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof.

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, an owner of ADSs will be treated as the holder of the underlying Class D Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if ADSs are exchanged for the underlying Class D Shares represented by those ADSs.

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

Taxation of Distributions

Distributions paid on Class D Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Subject to applicable limitations and discussion above regarding concerns expressed by the U.S. Treasury, and assuming we are not a Passive Foreign Investment Company (“PFIC”) in the year of the dividend and the prior year, dividends on our ADSs paid to non-corporate holders in taxable years beginning before January 1, 2011, will be considered qualified dividends and may be taxed at a maximum rate of 15%. Dividends will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed under the Internal Revenue Code.

Dividends paid in Argentine pesos will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of (or in the case of ADSs, the depositary’s) receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, generally no foreign currency gains or loss will be recognized. Foreign currency gain or loss may be required to be recognized if conversion to U.S. dollars does not occur on the date of receipt.

Argentine taxes withheld from cash dividends on ADSs or Class D Shares may be deductible or creditable against U.S. federal income tax liability, subject to applicable limitations that may vary depending upon circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Amounts paid on account of the Argentine Personal Assets Tax, if any, will not be eligible for credit against U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits.

Sale and Other Disposition of Class D Shares or ADSs

For U.S. federal income tax purposes, gain or loss recognized on the sale or other disposition of Class D Shares or ADSs will be capital gain or loss, and will be considered long-term capital gain or loss if held for more than one year. The amount of gain or loss will be equal to the difference between the tax basis in the Class D Shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Capital gains recognized by non-corporate holders prior to January 1, 2011 may be taxed at a maximum rate of 15%.

Passive Foreign Investment Company (PFIC)

YPF believes that it is not a PFIC for U.S. federal income tax purposes for the most recent taxable year. However, since PFIC status depends upon the composition of a company’s income and the market value of its assets, including, among others, equity investments in various entities, from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were a PFIC for any taxable year, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

Payment of dividends and broker transactions which are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the holder provides a correct taxpayer identification number and either certifies that it is not subject to withholding or establishes another exemption from backup withholding.

The rules regarding the application of favorable tax rates, foreign tax credits, backup withholding and other tax consequences of acquiring, owning and disposing of ADSs and Class D stock are complex and, therefore, holders should consult a tax adviser to determine whether they are subject to any special rules which may apply to their circumstances.

Available Information

YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1,024, 450 Fifth Street, N. W., Washington, D.C. 20,549, and at the SEC’s Regional.

Offices at Northwestern Atrium Center, 500 West Madison Street, Suit 1,400, Chicago, Illinois 60,611-2,511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N. W., Washington, D.C. 20,549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10,005, on which YPF’s American Depositary Shares are listed.

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which YPF is a party as of December 31, 2005, and from which YPF may incur future earnings or losses from changes in market, interest rates, foreign exchange rates or commodity prices. YPF does not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors.”

Foreign currency exposure

YPF had followed a policy of not hedging its debt obligations in U.S. dollars due to the fact that, in 1991, the Argentine government instituted a set of economic reforms known as the “Convertibility Plan,”, the centerpiece of which was a fixed one -to -one rate of exchange between the Argentine peso and the U.S. dollar. However, in view of the Argentine economic crisis, the Argentine authorities implemented a number of monetary and exchange control measures, including the abolishment of the Convertibility Law. As a result, YPF is currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risk Factors.”

The table below provides information about YPF’s assets and liabilities, denominated in U.S. dollars, that may be sensitive to changes in foreign exchange rates.

	Expected maturity date
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(million of US$)
Assets	1,660	94	—	35	1,789
Accounts payable	454	178	79	314	1,025
Debt	48	199	101	65	413
Other Liabilities	37	36	3	13	89

For further information about foreign currency-denominated assets and liabilities, see Note 17(e) to the Consolidated Financial Statements.

Crude oil price exposure

YPF entered into price swap agreement in June 1998 on future oil delivery commitment, covering approximately 23.9 million barrels of crude oil, for a term of ten years. This swap agreement was entered into in connection with advanced payments received by YPF for future crude- oil deliveries under forward crude oil sale agreement covering these same volumes of crude oil subject to the swap agreement. Under the price swap agreements, YPF will pay a fixed average price of US$ 18.24 per barrel from 2006 to 2008, and will receive variable selling prices that will depend upon market prices. The estimated price effect presented in the table above represents the difference between the prices YPF will pay and the forecasted prices YPF will receive under the contracts. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resourses—Transactions with Unconsolidated Variable Interest Entities.”

	(Proceeds) Payments
	2006	2007	2008	Total	Fair Value
Contract volumes (mmbbl)	2.4	2.3	1.0	5.7
Average Price of Contract (US$ /bbl) (1)	18.24	18.24	18.24	18.24
Contract amount (million US$) (1)	44	42	18	104	305
Estimated price effect (2)	(103)	(98)	(43)	(244)	(241)

(1)	See “Item 5. Operating and Financial Review and Prospects” and “Item 3. Key Information—Risk Factors.”
(2)	The expected cash flows were calculated based on a WTI oil price of US$ 61.04 for all periods. This price was also used for SFAS No. 69. The estimated price effect disclosed in the chart was calculated as the difference between this price and the average settlement price per barrel.

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

The table below provides information about YPF’s assets and liabilities that may be sensitive to changes in interest rates.

	Expected maturity date
	2006		2007	2008	2009	2010	Thereafter	Total	Fair Value
				(million US$)
Assets
Variable rate
Other Receivables (Related parties)	811		89	—	—	—	—	900	900
Interest rate	Libor – Libor +3%		Libor + 1.50

Fixed rate
Other Receivables (Related parties)	239		—	—	—	—	—	239	239
Interest rate	7.29%

Liabilities
Variable rate
Other Short-and Long-term debt	26		25	—	—	—	—	51	51
Interest rate	Libor + 1.60%		Libor + 1.60	—	—	—	—

Fixed rate
YPF’s Negotiable Obligations	—		174	—	101	—	65	340	369
Interest rate	—		7.75%	—	9.13%	—	10%
Other Short- and Long-term debt	79		—	—	—	—	—	79	79
Interest rate	4.15 7.75	% %	—	—	—	—	—

ITEM 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

As of December 31, 2005, YPF, under the supervision and with the participation of its management, including the CEO and the CFO, performed an evaluation of the effectiveness of its disclosure controls and procedures. Based on this evaluation, YPF’s CEO and CFO concluded that YPF’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information that YPF is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. YPF’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

The Audit and Control Committee of Repsol YPF recently completed an independent review of the facts and circumstances surrounding YPF’s reduction of prior reserve estimates announced January 26, 2006. On January 27, 2006, the Audit Committee of YPF determined to rely on the investigation being conducted by Repsol YPF’s Audit and Control Committee. According to the independent review, the process for determining reserves with respect to YPF’s fields in Argentina was flawed from 1999 to 2004 and YPF personnel at times failed to apply properly SEC criteria for reporting proved reserves. See “Item 4. Information on the Company—Exploration and Production—Reserves” for a detailed discussion of the independent review and its conclusion. In addition to emphasizing the importance of the numerous and effective organizational changes that YPF has undertaken in 2005, which have remedied in large measure the circumstances that primarily gave rise to the revision, as well as the significant steps already undertaken regarding public awareness about YPF’s reserves, the independent review has also led to certain recommendations with the goal of continuing the process already underway. The Board of Directors of YPF has fully accepted the conclusions of the Audit and Control Committee of Repsol YPF and of its independent advisors and management is in the process of implementing these recommendations.

Other than as described above, there has been no change in YPF’s internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, YPF’s internal control over financial reporting.

Additionally, YPF is implementing a Plan to Align the Internal Control System for Financial Reporting with the requirements established by Section 404 of the Sarbanes Oxley Act. This Section requires that, along with the annual accounts, a report be presented from YPF’s management relative to the design, maintenance and periodic evaluation of the Internal Control System for Financial Reporting, accompanied by a report from YPF’s external auditor. Several departments of the organization are involved in this activity, including the Internal Audit department. The Audit Committee has been informed of the project’s progress by the Management of YPF at meetings held during the year.

On March 2, 2005, the SEC granted “foreign issuers” a one-year extension on the schedule initially set for complying with the requirements outlined in Section 404 of the Sarbanes Oxley Act. Due to the new term, the certifications on the existence and effectiveness of the internal control system for financial reporting from the CEO and CFO of YPF will have to be issued for the annual audit for the 2006 fiscal year.

ITEM 16.

ITEM 16A. Audit Committee Financial Expert

The Board of Directors has designated Miguel Madanes as YPF’s Audit Committee Financial Expert at the meeting held on April 28, 2006.

YPF believes that Miguel Madanes, a member of YPF’s Audit Committee, possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Madanes is an independent director.

ITEM 16B. Code of Ethics

YPF has adopted a Code of Ethics applicable to all employees of YPF and the Board of Directors. Since its effective date on August 15, 2003, we have not waived compliance with, nor made any amendment to, the Code of Ethics. A copy of our Code of Ethics is filed as an Exhibit to this Annual Report. YPF undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics. A copy of the Code of Ethics can be requested in writing by telephone or facsimile from us at either of the following addresses:

Repsol YPF

U.S. Investors Relations Offices

410 Park Avenue Floor 4—Suite 440

New York, NY 10022

U.S.A.

Tel. (212) 588-1087

Fax (212) 355-0910

YPF S.A.

Office of Shareholders Relations

Avenida Pte. R. Sáenz Peña 777

C1035AAC Buenos Aires, Argentina

Tel. (54-11) 4323-1498

Fax (54-11) 4329-2113

ITEM 16C. Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.R.L. by type of service rendered for the periods indicated.

Services Rendered	2005		2004
	Fees	Expenses	Fees	Expenses
	(thousands of Ps.)
Audit Fees	3,907	91	3,752	74
Audit-Related Fees (1)	787	6	416	—
Tax Fees (2)	—	—	756	—
All Other Fees (3)	22	—	46	—

	4,716	97	4,970	74

(1)	Includes the fees for the issuance of agreed upon procedures, reports and comfort letters. It also includes fees billed for assistance services rendered in relation to YPF’s readiness plan to comply with Sarbanes-Oxley’s Section 404 requirements.
(2)	Includes the fees for services related to income tax planning and routine advisory on other tax matters in YPF and the assistance and general consulting services provided in connection with an IRS dispute of one of YPF subsidiaries, which do not imply management functions, legal services or advocacy role.

(3)	Includes the fees for services rendered in connection with advice in foreign trade matters, which do not imply management functions, legal services or an advocacy role.

The annual shareholders’ meeting of YPF appoints the external auditor of YPF. The Board of Directors recommends the designation of the external auditors and presents its recommendation to the Audit Committee for their non-binding evaluation and opinion. The Board’s proposal, along with the Audit Committee’s non-binding opinion, is submitted for consideration to the annual shareholders’ meeting.

All services to be provided to YPF by its external auditors must be approved by the Board of Directors of YPF.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2005, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

PART III

ITEM 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

The following financial statements are filed as part of this Annual Report:

ITEM 19. Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)

11.1	Code of Ethics*

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer

13.1	Section 906 Certification by the Chief Executive Officer

13.2	Section 906 Certification by the Chief Financial Officer

*	Incorporated by reference to YPF’s 2004 Annual Report on Form 20-F filed on June 30, 2005.

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

Dated: July 14, 2006

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

Report of Independent Registered Public Accounting Firm

To THE BOARD OF DIRECTORS OF YPF SOCIEDAD ANONIMA:

We have audited the consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies as of December 31, 2005, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2005, 2004 and 2003 present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2005, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in accordance with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina.

Accounting principles generally accepted in Buenos Aires City, Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of net income for each of the three years in the period ended December 31, 2005 and on the determination of shareholders’ equity and on the financial position as of December 31, 2005, 2004 and 2003, and the additional disclosures required under U.S. GAAP, are set forth in Notes 13, 14 and 15 to the accompanying consolidated financial statements.

Buenos Aires City, Argentina

March 8, 2006, except for Notes 13, 14, 15 and 18, as to which the date is July 12, 2006.

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos—Note 1)

	2005	2004	2003
Net sales (Note 8)	22,901	19,931	17,514
Cost of sales (Note 17.d)	(11,258)	(9,212)	(7,756)

Gross profit	11,643	10,719	9,758
Administrative expenses (Note 17.f)	(552)	(463)	(378)
Selling expenses (Note 17.f)	(1,650)	(1,403)	(1,148)
Exploration expenses (Note 17.f)	(280)	(382)	(277)

Operating income	9,161	8,471	7,955
Income on long-term investments (Note 8)	39	154	150
Other expenses, net (Note 3.j)	(570)	(1,012)	(152)
Financial income (expenses), net and holding gains:
Gains (Losses) on assets
Interests	221	166	232
Exchange differences	129	77	(902)
Holding gains on inventories	244	203	47
Losses on exposure to inflation	—	—	(8)
(Losses) Gains on liabilities
Interests	(459)	(221)	(252)
Exchange differences	(33)	(87)	819
Gains on exposure to inflation	—	—	14
Income from sale of long-term investments	15	—	—

Net income before income tax	8,747	7,751	7,903
Income tax (Note 3.k)	(3,410)	(3,017)	(3,290)

Net income from continuing operations	5,337	4,734	4,613
Income on discontinued operations (Note 2.m)	—	3	15
Income from sale of discontinued operations (Note 2.m)	—	139	—

Net income	5,337	4,876	4,628

Earnings per share (Note 1)	13.57	12.40	11.77

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in millions of Argentine pesos—Note 1)

	2005	2004	2003
Current Assets
Cash	122	492	355
Investments (Note 3.a)	408	408	952
Trade receivables (Note 3.b)	2,212	2,049	1,814
Other receivables (Note 3.c)	4,433	3,871	6,397
Inventories (Note 3.d)	1,315	1,134	806
Other assets (Note 2.c)	—	380	120

Total current assets	8,490	8,334	10,444

Noncurrent Assets
Trade receivables (Note 3.b)	53	72	84
Other receivables (Note 3.c)	1,223	1,457	1,423
Investments (Note 3.a)	495	490	573
Fixed assets (Note 3.e)	21,958	20,554	20,388
Intangible assets	5	15	32

Total noncurrent assets	23,734	22,588	22,500

Total assets	32,224	30,922	32,944

Current Liabilities
Accounts payable (Note 3.f)	2,932	2,025	1,677
Loans (Note 3.g)	346	246	913
Salaries and social security	153	121	102
Taxes payable	1,831	1,999	3,393
Net advances from crude oil purchasers (Note 3.h)	95	264	260
Reserves (Note 17.c)	230	130	98

Total current liabilities	5,587	4,785	6,443

Noncurrent Liabilities
Accounts payable (Note 3.f)	1,915	854	454
Loans (Note 3.g)	1,107	1,684	2,085
Salaries and social security	56	68	114
Taxes payable	17	23	21
Net advances from crude oil purchasers (Note 3.h)	101	634	881
Reserves (Note 17.c)	1,007	898	537

Total noncurrent liabilities	4,203	4,161	4,092

Total liabilities	9,790	8,946	10,535
Temporary differences
Foreign companies’ translation (Note 3.i)	(112)	(107)	(115)
Valuation of derivative instruments (Note 2.k)	—	(4)	(10)
Shareholders’ Equity	22,546	22,087	22,534

Total liabilities, temporary differences and shareholders’ equity	32,224	30,922	32,944

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in millions of Argentine pesos—Note 1)

	2005	2004	2003
Cash Flows from Operating Activities
Net income	5,337	4,876	4,628
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(39)	(154)	(150)
Income on discontinued operations	—	(3)	(15)
Income from sale of discontinued operations	—	(139)	—
Income from sale of long-term investments	(15)	—	—
Dividends from long-term investments	16	61	36
Depreciation of fixed assets	2,707	2,470	2,307
Income tax	3,410	3,017	3,290
Income tax payments	(3,242)	(4,786)	(233)
Consumption of materials and fixed assets retired, net of allowances	276	417	449
Increase in allowances for fixed assets	74	124	67
Increase in reserves included in liabilities	326	512	165
Changes in assets and liabilities:
Trade receivables	(144)	(256)	117
Other receivables	(312)	2,758	(1,756)
Inventories	(181)	(357)	(62)
Accounts payable	1,003	317	(15)
Salaries and social security	11	(38)	(30)
Taxes payable	(372)	170	(46)
Net advances from crude oil purchasers	(705)	(258)	(415)
Decrease in reserves included in liabilities	(117)	(119)	(208)
Interests, exchange differences and others	218	(97)	(712)

Net cash flows provided by operating activities	8,251 (1)	8,515 (1)	7,417 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(3,722)	(2,867)	(2,418)
Capital distributions from long-term investments	8	15	—
Capital contributions in long-term investments	—	—	(6)
Proceeds from sale of long-term investments	454	—	—
Proceeds from sale of discontinued operations	—	244	—
Investments (non cash and equivalents)	(2)	24	(42)

Net cash flows used in investing activities	(3,262)	(2,584)	(2,466)

Cash Flows from Financing Activities
Payment of loans	(736)	(1,260)	(1,552)
Proceeds from loans	253	280	36
Dividends paid	(4,878)	(5,310)	(2,990)

Net cash flows used in financing activities	(5,361)	(6,290)	(4,506)

(Decrease) Increase in Cash and Equivalents	(372)	(359)	445
Cash and equivalents at the beginning of year	887	1,246	806
Effect of changes in the purchasing power of Argentine pesos on cash and equivalents	—	—	(5)

Cash and equivalents at the end of year	515	887	1,246

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (262), (189) and (300) corresponding to interest payments for the years ended December 31, 2005, 2004 and 2003, respectively.

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Amounts expressed in millions of Argentine pesos—Note 1, except for per share amount in pesos)

	Shareholders’ contributions					Legal reserve	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity
	Subscribed capital	Irrevocable contributions	Adjustment to contributions	Issuance premiums	Total
Balance as of December 31, 2002	3,933	13	7,281	640	11,867	864	133	8,032	20,896

As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 9, 2003:
- Cash dividends (Ps. 5 per share)	—	—	—	—	—	—	—	(1,967)	(1,967)
- Appropriation to Legal Reserve	—	—	—	—	—	167	—	(167)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,023	(1,023)	—
As decided by the Board of Directors’ meeting of July 2, 2003:
- Cash dividends (Ps. 2.60 per share)	—	—	—	—	—	—	(1,023)	—	(1,023)
Net income	—	—	—	—	—	—	—	4,628	4,628

Balance as of December 31, 2003	3,933	13	7,281	640	11,867	1,031	133	9,503	22,534

As decided by the Ordinary Shareholders’ meeting of April 21, 2004:
- Reversal of Reserve for Future Dividends	—	—	—	—	—	—	(133)	133	—
- Cash dividends (Ps. 9 per share)	—	—	—	—	—	—	—	(3,540)	(3,540)
- Appropriation to Legal Reserve	—	—	—	—	—	255	—	(255)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,770	(1,770)	—
As decided by the Board of Directors’ meeting of October 27, 2004:
- Cash dividends (Ps. 4.50 per share)	—	—	—	—	—	—	(1,770)	—	(1,770)
- Conversion of Irrevocable Contributions into subordinated debt (Note 4)	—	(13)	—	—	(13)	—	—	—	(13)
Net income	—	—	—	—	—	—	—	4,876	4,876

Balance as of December 31, 2004	3,933	—	7,281	640	11,854	1,286	—	8,947	22,087

As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
- Cash dividends (Ps. 8 per share)	—	—	—	—	—	—	—	(3,147)	(3,147)
- Appropriation to Legal Reserve	—	—	—	—	—	244	—	(244)	—
- Appropriation to Reserve for Future Dividends	—	—	—	—	—	—	1,731	(1,731)	—
As decided by the Board of Directors’ meeting of November 10, 2005:
- Cash dividends (Ps. 4.4 per share)	—	—	—	—	—	—	(1,731)	—	(1,731)
Net income	—	—	—	—	—	—	—	5,337	5,337

Balance as of December 31, 2005	3,933	—	7,281	640	11,854	1,530	—	9,162	22,546

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

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

From January 1, 2006, certain modifications to the generally accepted accounting principles in Buenos Aires City will be in force pursuant to Resolution CD No. 93/2005 of the Buenos Aires Professional Councils in Economic Sciences and General Resolutions No. 485 and 487 of the CNV. Management estimates that the adoption of such modifications will not have a material effect on the Company’s financial statements. In relation to the option established by the above mentioned resolutions, regarding the permanent or temporary treatment for income tax purposes of the difference originated in the restatement into constant Argentine pesos of fixed assets, the Company will maintain such difference as permanent and disclose it in Notes to the financial statements.

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

Following the methodology established by Technical Resolution No. 21 of the F.A.C.P.C.E., YPF has consolidated its balance sheets and the related statements of income and cash flows for the years ended December 31, 2005, 2004 and 2003, as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost, expenses and, if applicable, temporary differences, considering intercompany profits, transactions, balances and other consolidation adjustments. The effect of this proportional consolidation for the years ended December 31, 2005, 2004 and 2003, is disclosed in Note 13.

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

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which have produced changes on the latter’s shareholders’ equity.

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

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

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

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2005, 2004 and 2003, the fair value of loans payable, estimated based on market prices or current interest rates at the end of each year, amounted to 1,546, 2,073 and 3,156.

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2005, 2004 and 2003.

Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purpose.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

•	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at market value at the end of each year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each year.

•	Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its market value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 17.e.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

•	Refined products, products in process and crude oil have been valued at replacement cost as of the end of each year.

•	Raw materials and packaging materials have been valued at cost restated as mentioned in Note 1, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Other assets and discontinued operations:

Other assets

As of December 31, 2004, these include Company’s interest in Petroken Petroquímica Ensenada S.A. (“Petroken”) and in PBBPolisur S.A., which have been valued at the lower of carrying amount or fair value less cost to sell (Note 12). The sale of these investments did not qualify as discontinued operations as the Company holds other petrochemical activities in Argentina.

Discontinued operations

As of December 31, 2003, these include the Company’s interests in Global Companies LLC and affiliates (“Global”) and in YPF Indonesia Ltd., both sold during the year ended December 31, 2004 (Note 12). Assets and liabilities of these companies amounted to 493 and 373, respectively, as of December 31, 2003, and they were disclosed net in “Other assets” account of the balance sheet.

Income from the sale of Global and YPF Indonesia Ltd. during the year ended December 31, 2004, was included in the “Income from sale of discontinued operations” account of the statement of income (Note 12). Global and YPF Indonesia Ltd. results for the years ended December 31, 2004 and 2003, were disclosed in “Income on discontinued operations” account of the statement of income. Net sales and operating income of Global and YPF Indonesia Ltd., corresponding to year ended December 31, 2003 amounted to 3,658 and 29, respectively.

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

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Holdings in preferred shares have been valued as defined in the respective bylaws.

If necessary, adjustments have been made to conform the accounting principles used by companies under significant influence to those of the Company. Main adjustments are related to the elimination of the appraisal revaluation of fixed assets.

The investments in companies under significant influence have been valued based upon the last available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related company which have produced changes on the latter’s shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that YPF receives from investments and which are in excess of the accumulated taxable income that the companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings of investees accounted under equity method because they will be remitted in a tax free liquidation.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 17.a. For those qualifying assets whose construction requires an extended period of time (more than one year), financial costs have been capitalized.

Oil and gas producing activities

•	The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of December 31, 2005, the Company had approximately 65 of capitalized exploratory drilling costs that have been capitalized for a period greater than one year, representing two projects and four wells. Development of one of these projects is scheduled to begin in 2006, while the other’s is pending the results of drilling on an adjacent block.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

•	The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three year rotation plan at the end of each year.

•	Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts.

•	Foreign unproved properties have been valued at cost translated as detailed in Note 1. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Other fixed assets

•	The Company’s other fixed assets have been depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

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

The carrying value of the fixed asset of each business segment as defined in Note 8, does not exceed their estimated recoverable value.

f)	Intangible assets

These correspond to start up and organization costs, valued at acquisition cost restated as detailed in Note 1, less corresponding accumulated amortization, which is calculated using the straight-line method over its estimated useful life of five years.

In Management’s opinion, future activities will generate enough economic benefits to recover incurred costs.

g)	Salaries and Social Security—Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., YPF’ subsidiary with operations in United States of America, has a number of trustee noncontributory pension plans and postretirement benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans are accrued based on years of service and compensation earned during the period of active service of employees. YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

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

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the actual statutory rate of 35%. The Company has recorded the previously mentioned deferred tax assets and liabilities at face value. The effect of measuring such deferred tax assets and liabilities on a discounted basis is not material. A valuation allowance has been provided for those net deferred tax assets which future realization is not currently deemed more likely than not by management.

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

For the years ended December 31, 2005, 2004, and 2003, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the income statement of each year.

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

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for five years. Outstanding rates as of December 31, 2005, are 20% for natural gas and liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil according to the West Texas Intermediate price. Hydrocarbons exports duties are charged to the “net sales” account of the income statement of each year.

i)	Allowances and reserves:

•	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets, based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

•	Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Note 17.c.

j)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

k)	Derivate instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of December 31, 2005, YPF maintains a price swap agreement that hedges the fair value of crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 10.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2005, approximately 6 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet (Note 3.h). Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the risk being hedged of the hedged item. As hedge is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

As of December 31, 2004 and 2003, certain jointly controlled companies held cash flow hedges entered to establish a protection against variability in cash flows due to changes in loan interest rates established in loan contracts. Changes in the fair value of cash flow hedges were initially deferred in the “Temporary Differences—Valuation of derivative instruments” account in the balance sheet and charged to financial expenses of the statement of income as the related transactions were recognized. Fair values of these instruments amounted to 4 and 10 as of December 31, 2004 and 2003, respectively, and were included in the “Loans” account of the balance sheet.

l)	Shareholders’ equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

m)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation and amortization of nonmonetary assets, valued at acquisition cost, have been recorded based on the restated cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•	Income (Loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

•	Financial income (expenses) as of December 31, 2003 are disclosed net of the effect of the general inflation on the related assets and liabilities. The effect of inflation on the remaining monetary assets and liabilities has been disclosed in the account “Gains (Losses) on exposure to inflation”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheet Accounts

Assets

a)	Investments:

	2005			2004			2003
	Current		Noncurrent	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	408	(1)	4	408	(1)	4	952	(1)	9
Long-term investments (Note 17.b)	—		802	—		811	—		857
Allowance for reduction in value of holdings in long-term investments (Note 17.c)	—		(311)	—		(325)	—		(293)

	408		495	408		490	952		573

(1)	Includes 393, 395 and 891 as of December 31, 2005, 2004 and 2003, respectively, with an original maturity of less than three months.

b)	Trade receivables:

	2005		2004		2003
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,240	53	1,939	72	1,761	84
Related parties (Note 7)	352	—	469	—	428	—

	2,592	53	2,408	72	2,189	84
Allowance for doubtful trade receivables (Note 17.c)	(380)	—	(359)	—	(375)	—

	2,212	53	2,049	72	1,814	84

c)	Other receivables:

	2005			2004		2003
	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent
Deferred income tax	—		452	—	422	—	203
Tax credits and export rebates	529		18	348	24	285	106
Trade	34		—	21	—	40	—
Prepaid expenses	66		95	52	139	46	251
Concessions charges	17		96	19	105	18	125
Related parties (Note 7)	3,139	(1)	371	3,110	617	5,906	615
Loans to clients	11		90	10	87	9	87
From the renegotiation of long-term contracts	—		17	—	21	—	25
From joint ventures and other agreements	1		—	6	—	29	—
Trust contribution under Decree No. 1,882/04	273		—	66	—	—	—
Miscellaneous	484		138	369	112	186	91

	4,554		1,277	4,001	1,527	6,519	1,503
Allowance for other doubtful accounts (Note 17.c)	(121)		—	(130)	—	(122)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 17.c)	—		(54)	—	(70)	—	(80)

	4,433		1,223	3,871	1,457	6,397	1,423

(1)	Include 1,404 with Repsol YPF, from which 715 accrue fixed interest at an annual rate of 7.29% and 689 accrue interest at an annual rate of 3% plus a variable spread and 1,571 with Repsol International Finance B.V. that accrue variable interest at annual rate of LIBO plus a maximum spread of 1%.

d)	Inventories:

	2005	2004	2003
Refined products	747	617	413
Crude oil	409	355	268
Products in process	19	13	16
Raw materials, packaging materials and others	140	149	109

	1,315	1,134	806

e)	Fixed assets:

	2005	2004	2003
Net book value of fixed assets (Note 17.a)	22,009	20,617	20,474
Allowance for unproductive exploratory drilling (Note 17.c)	(3)	(16)	(39)
Allowance for obsolescence and assets to be disposed of (Note 17.c)	(48)	(47)	(47)

	21,958	20,554	20,388

Liabilities

f)	Accounts payable:

	2005		2004		2003
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	2,071	30	1,628	32	1,367	37
Hydrocarbon wells abandonment obligations	—	1,419	—	648	—	347
Related parties (Note 7)	279	—	172	—	144	—
From joint ventures and other agreements	200	—	136	—	104	—
Miscellaneous	382	466	89	174	62	70

	2,932	1,915	2,025	854	1,677	454

g)	Loans:

	Interest rates(1)	Principal maturity	2005		2004		2003
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations (4)	7.75-10.00%(2)	2007-2028	27	1,031	29	1,078	574	1,075
Other bank loans and other creditors	4.15-7.75%(3)	2006-2007	319	76	143	154	214	226
Related parties (Note 7)	—	—	—	—	2	71	48	—
Compañía Mega S.A. Negotiable Obligations	—	—	—	—	3	116	29	409
Profertil S.A. syndicated loan	—	—	—	—	56	261	41	366
Interest rate swaps	—	—	—	—	—	4	1	9
Subordinated liabilities with shareholders	—	—	—	—	13	—	—	—
Maxus Energy Corporation Negotiable Obligations	—	—	—	—	—	—	6	—

			346	1,107	246	1,684	913	2,085

(1)	Annual interest rates as of December 31, 2005.
(2)	Fixed interest rate.
(3)	Includes 233 which accrue fixed interest at annual rates between 4.15% and 7.75%, and 155 which accrue an interest at rates of LIBO plus 1.60%.
(4)	Disclosed net of 864, 784 and 1,253 corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of December 31, 2005, 2004 and 2003, respectively.

The maturities of the Company’s noncurrent loans, as of December 31, 2005, are as follows:

	From 1 to 2 years	From 3 to 4 years	Over 5 years	Total
Noncurrent loans	603	307	197	1,107

Details regarding the Negotiable Obligations of YPF are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2005		2004		2003
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$	300	7.75%	2007	14	527	14	518	15	517
US$ 1,000	1998	US$	100	10.00%	2028	3	197	3	194	3	190
US$ 1,000	1999	US$	225	9.13%	2009	10	307	12	366	12	368
—	1994	US$	350	—	—	—	—	—	—	544	—

						27	1,031	29	1,078	574	1,075

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million (approximately 60).

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program for an amount up to US$ 700 million. The proceeds of these offerings will be used to refinance liabilities, to provide working capital and to invest in fixed assets in Argentina and in related companies for the same purposes. Notes can be issued with or without guarantee. Board of Directors was empowered in order to determine the terms, conditions and characteristics of each issuance.

h)	Net advances from crude oil purchasers:

	2005		2004		2003
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	398	527	644	1,466	432	1,276
Derivative instruments—Crude oil price swaps	(303)	(426)	(380)	(832)	(172)	(395)

	95	101	264	634	260	881

Temporary differences

i)	Foreign companies’ translation:

	2005	2004	2003
Balance at the beginning of year	(107)	(115)	—
(Decreases) Increases	(5)	8	(115)

Balance at the end of year	(112)	(107)	(115)

Statements of Income Accounts

j)	Other expenses, net:

	Income (Expense)
	2005	2004	2003
Reserve for pending lawsuits and other claims (Note 17.c)	(180)	(541)	(140)
Environmental remediation	(182)	(333)	(72)
Miscellaneous	(208)	(138)	60

	(570)	(1,012)	(152)

k)	Income tax:

	2005		2004		2003
Current income tax	(3,440)		(3,236)		(3,052)
Deferred income tax	30		219		(238)

	(3,410	)(1)	(3,017	)(1)	(3,290	)(1)

(1)	Includes (3,410), (3,011) and (3,290) of income tax incurred in Argentina as of December 31, 2005, 2004 and 2003, respectively.

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003
Net income before income tax	8,747	7,751	7,903
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(3,061)	(2,713)	(2,766)
Permanent differences:
Effect of the restatement into constant Argentine pesos	(367)	(370)	(494)
Income on long-term investments (2)	14	54	53
(Increase) Decrease of valuation allowance for temporary differences and tax loss and credit carryforwards (1)	(18)	34	23
Not taxable (not deductible) exchange differences	14	5	(18)
Miscellaneous	8	(27)	(88)

	(3,410)	(3,017)	(3,290)

(1)	Relates to changes in circumstances and prospects that affect the future use of the tax loss and credit carryforwards.
(2)	The Company does not provide for income taxes on the unremitted earnings of equity method investees because they will be remitted in a tax free liquidation.

The breakdown of the net deferred tax asset as of December 31, 2005, 2004 and 2003, is as follows:

	2005	2004	2003
Deferred tax assets
Tax loss and credit carryforwards	522 (1)	837	812
Non deductible allowances and reserves and other liabilities	630	431	252
Miscellaneous	352	101	20

Total deferred tax assets	1,504	1,369	1,084

Deferred tax liabilities
Fixed assets	(424)	(280)	(255)
Miscellaneous	(65)	(131)	(67)

Total deferred tax liabilities	(489)	(411)	(322)
Valuation allowances	(563)	(536)	(559)

Net deferred tax asset	452	422	203

(1)	Tax loss and credit carryforwards will expire as follows: 18 within one year, 49 from one to two years, 42 within two years, 351 after five years and 62 that carry forward indefinitely.

4.	CAPITAL STOCK

YPF´s subscribed capital, as of December 31, 2005, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2005, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2005, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

According to General Resolution No. 466/04 from the CNV, the Company converted irrevocable contributions into a subordinated liability which was disclosed in the “Loans” account of the balance sheet as of December 31, 2004. On April 29, 2005, this liability was cancelled with the shareholders in proportion to their stockholdings.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2005, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 43 million and US$ 91 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

Additionally, YPF has committed to contribute capital up to a maximum amount that will enable to satisfy certain environmental liabilities assumed by subsidiaries of YPF Holdings and to meet its operating expenses (see Note 10.b).

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2005, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator	Activity
Acambuco Salta	22.50%		Pan American Energy LLC	Exploration and production

Aguada Pichana Neuquén	27.27%		Total Austral S.A.	Production

Aguaragüe Salta	30.00%		Tecpetrol S.A.	Exploration and production

Bandurria Neuquén	27.27%		YPF S.A.	Exploration

CAM-1 Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	Exploration and production

CAM-2 / A SUR Tierra del Fuego and Santa Cruz	50.00%		Sipetrol S.A.	Exploration and production

CAM-3 Santa Cruz	50.00%		Sipetrol S.A.	Exploration and production

Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.	Production

CCA-1 GAN GAN Chubut	50.00%		Wintershall Energía S.A.	Exploration

CGSJ—V/A Chubut	50.00%		Wintershall Energía S.A.	Exploration

Corralera Neuquén	40.00%		Chevron San Jorge S.R.L.	Exploration

El Tordillo Chubut	12.20%		Tecpetrol S.A.	Production

Filo Morado Neuquén	50.00%		YPF S.A.	Generation of power electricity

La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	Exploration

Llancanelo Mendoza	51.00%		YPF S.A.	Exploration and production

Magallanes “A” Santa Cruz	50.00%		Sipetrol S.A.	Production

Palmar Largo Formosa	30.00%		Pluspetrol S.A.	Production

Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Energía S.A.	Production

Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	Production

San Roque Neuquén	34.11%		Total Austral S.A.	Exploration and production

Tierra del Fuego Tierra del Fuego	30.00%		Pan American Fueguina S.R.L.	Production

Zampal Oeste Mendoza	70.00%		YPF S.A.	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2005, YPF has been awarded, on its own or with other partners, exploration permits for acreage in several areas.

Additionally, certain YPF´subsidiaries participate in exploration and production agreements in Guyana and in the Gulf of Mexico.

The assets and liabilities and production costs of the joint ventures and other agreements for the years ended December 31, 2005, 2004 and 2003 included in the financial statements are as follows:

	2005	2004	2003
Current assets	75	85	82
Noncurrent assets	2,210	1,912	1,792

Total assets	2,285	1,997	1,874

Current liabilities	280	197	208
Noncurrent liabilities	186	137	133

Total liabilities	466	334	341

Production costs	894	775	665

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2005, 2004 and 2003, from transactions with jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2005				2004						2003
	Trade receivable	Other receivables		Accounts payable	Trade receivable	Other receivables		Accounts payable	Loans		Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current	Noncurrent	Current	Current
Jointly Controlled Companies:
Petroken	—	—	—	—	38	—	—	1	—	—	20	—	—	—	—
Profertil S.A.	2	—	—	—	—	1	—	13	—	—	4	19	—	1	—
Mega	110	—	—	—	101	2	—	—	—	—	72	19	—	13	—
Refinería del Norte S.A. (“Refinor”)	41	—	—	12	17	—	—	3	—	—	31	—	—	28	—

	153	—	—	12	156	3	—	17	—	—	127	38	—	42	—

Companies under Significant Influence:	38	4	—	46	173	1	—	47	—	—	91	22	—	35	4

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	1,404	—	83	—	1,305	—	26	—	—	—	1,385	—	33	—
Repsol YPF Transporte y Trading S.A.	62	—	—	30	53	—	—	28	—	—	148	—	—	—	—
Repsol YPF Gas S.A.	18	1	—	1	16	21	32	—	—	—	10	22	48	2	—
Repsol YPF Gas Chile Leda.	—	—	—	—	—	4	323	—	—	—	—	8	299	—	—
Repsol YPF Brasil S.A.	15	18	267	19	11	18	262	18	—	—	21	25	256	14	—
Repsol International Finance B.V.	—	1,571	—	—	—	1,745	—	—	—	—	—	4,393	—	—	—
Repsol Netherlands Finance B.V.	—	116	—	—	—	—	—	—	2	71	—	—	—	—	44
Gaviota Re S.A.	—	—	104	—	—	—	—	—	—	—	—	—	—	—	—
Repsol YPF E&P de Bolivia S.A.	—	2	—	69	—	—	—	36	—	—	—	—	—	—	—
Others	66	23	—	19	60	13	—	—	—	—	31	13	12	18	—

	161	3,135	371	221	140	3,106	617	108	2	71	210	5,846	615	67	44

	352	3,139	371	279	469	3,110	617	172	2	71	428	5,906	615	144	48

F--22

The Company maintains purchase, sale, insurance and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2005, 2004 and 2003, include the following:

	2005				2004				2003
	Sales	Purchases and services	Loans receivable (debit) credit	Interests and insurance gain (loss)	Sales	Purchases and services	Loans receivable (debit) credit	Interests gain (loss)	Sales	Purchases and services	Loans receivable (debit) credit	Interests gain (loss)
Jointly Controlled Companies:
Petroken (1)	87	3	—	—	91	3	—	—	72	1	—	—
Profertil S.A.	32	35	—	—	34	65	18	—	24	36	25	3
Mega	514	—	—	—	378	—	16	(1)	256	—	—	1
Refinor	156	87	—	—	133	70	—	—	132	63	—	—

	789	125	—	—	636	138	34	(1)	484	100	25	4

Companies under Significant Influence:	245	262	—	—	805	244	—	—	461	230	—	—

Parent Company and Other Related Parties under Common Control:
Repsol YPF	—	16	—	56	—	20	185	51	—	19	(134)	49
Repsol YPF Transporte y Trading S.A.	546	508	—	—	636	155	—	—	1,225	34	—	—
Repsol YPF Brasil S.A.	72	—	—	11	70	5	—	14	64	2	—	16
Repsol YPF Gas Chile Ltda.	—	—	306	20	—	—	—	—	—	—	—	—
Repsol YPF Gas S.A.	192	4	53	5	193	2	17	7	170	1	27	5
Repsol International Finance B.V.	—	—	191	62	—	—	2,714	34	—	—	(1,998)	47
Repsol Netherlands Finance B.V.	—	—	(112)	1	—	—	30	—	—	—	(32)	(6)
Repsol YPF E&P de Bolivia S.A.	2	323	—	—	—	160	—	—	—	—	—	—
Gaviota RE S.A.	—	—	—	104	—	—	—	—	—	—	—	—
Others	205	1	—	—	185	10	—	18	291	10	25	11

	1,017	852	438	259	1,084	352	2,946	124	1,750	66	(2,112)	122

	2,051	1,239	438	259	2,525	734	2,980	123	2,695	396	(2,087)	126

(1)	Operations are disclosed until the company ceased to be a related party (Note 12).

8.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as natural gas sales, and its derivatives crude oil intersegment sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes YPF corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 10.b).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production(1)	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2005
Net sales to unrelated parties	2,910	15,791	2,062	87	—	20,850
Net sales to related parties	626	1,425	—	—	—	2,051
Net intersegment sales	11,659	962	207	243	(13,071)	—

Net sales	15,195	18,178	2,269	330	(13,071)	22,901

Operating income (loss)	7,140	1,900	542	(451)	30	9,161
Income (loss) on long-term investments	28	12	(1)	—	—	39
Depreciation	2,230	367	75	35	—	2,707
Acquisitions of fixed assets	3,706	541	104	108	—	4,459
Assets	17,911	8,807	1,658	4,818	(970)	32,224

Year ended December 31, 2004
Net sales to unrelated parties	2,164	13,144	1,958	140	—	17,406
Net sales to related parties	752	1,773	—	—	—	2,525
Net intersegment sales	11,225	891	188	126	(12,430)	—

Net sales	14,141	15,808	2,146	266	(12,430)	19,931

Operating income (loss)	7,140	1,324	564	(430)	(127)	8,471
Income on long-term investments	41	11	102	—	—	154
Depreciation	1,986	371	82	31	—	2,470
Acquisitions of fixed assets	2,602	434	86	52	—	3,174
Assets	16,762	8,244	2,143	4,616	(843)	30,922

Year ended December 31, 2003
Net sales to unrelated parties	1,475	11,856	1,369	119	—	14,819
Net sales to related parties	534	2,161	—	—	—	2,695
Net intersegment sales	10,390	650	184	117	(11,341)	—

Net sales	12,399	14,667	1,553	236	(11,341)	17,514

Operating income (loss)	6,362	1,527	387	(311)	(10)	7,955
Income on long-term investments	66	15	69	—	—	150
Depreciation	1,839	367	72	29	—	2,307
Acquisitions of fixed assets	2,285	180	47	39	—	2,551
Assets	16,526	7,240	1,985	7,788	(595)	32,944

(1)	From January 1, 2005, Natural Gas and Electricity segment operations are included in Exploration and Production business segment. The information presented with comparative purposes was restated to give retroactive effect to this criterion.

Export revenues for the years ended December 31, 2005, 2004 and 2003 were 8,644, 7,875 and 7,422, respectively. The export sales were mainly to the United States of America, Brazil and Chile.

9.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with corporate, business unit and personal objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 38, 33 and 26 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

The total charges recognized under the Retirement Plan amounted to approximately 9, 5 and 5 for the years ended December 31, 2005, 2004 and 2003, respectively.

10.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2005, YPF has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant legal proceedings reserved are described in the following paragraphs:

•	Pending lawsuits: in the normal course of its business, YPF has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

Additionally, YPF has received 84 claims, not individually significant considering their nature, with probable outcome which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external legal counsel, cannot reasonably estimate the outflows related to such claims.

•	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

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

The request of invalidity by defects in the imputation procedure mentioned above, was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

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

•	Tax claims: On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, YPF was formally communicated of a resolution from the AFIP confirming its original position in both claims. YPF has appealed such resolution in the National Fiscal Court.

Additionally, YPF has received other claims from the AFIP and from the provincial and municipal fiscal authorities.

•	Arbitration with CMS Ensenada S.A. (“CMS”): In April 2004, YPF was notified of an arbitration complaint filed by CMS, in connection with a supply contract for electric power and steam for the La Plata Refinery. CMS asserts that payments by YPF for electricity and steam supplied under the agreement must be made in the currency originally agreed-upon (US dollars) and not in Argentine pesos. It argues that the “de-dollarization” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” of those obligations. As of the date of issuance of these financial statements, the Arbitration Court has not emitted a resolution.

•	Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Republic of Argentina pursuant to the above-mentioned indemnity. As of December 31, 2005, all claims related to the predecessor presented to YPF have been or are in the process of being formally notified to the Argentine Government.

•	Natural gas exports: Pursuant to Resolution No. 265/2004 of the Secretary of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretary of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretary of Energy.

By means of the Program, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned by the Program.

As a result of the Program, in several occasions during 2004 and 2005, YPF has been forced to suspend, either partially or totally, its natural gas deliveries to its export clients with whom YPF has undertaken long-term firm commitments to deliver natural gas.

YPF has challenged the Program as well as the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. The aforementioned clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies, individually significant, have possible outcome:

•	Arbitration with Empresa Nacional de Electricidad S.A. (“ENDESA”): In January 2005, ENDESA notified YPF the beginning of an arbitral process to solve the dispute related to the alleged breach of a contractual clause to increase natural gas deliveries established in the export contract signed in June 2000 and asking the payment of the contractual penalty, the contract established that a compensation for non delivery performance may not exceed US$ 9 million per year and, under certain circumstances, such limit should increase in US$ 9 million in addition per year. As of the date of issuance of these financial statements the Arbitration Court was not appointed.

•	Availability of foreign currency deriving from exports: Decree No. 1,589/89 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/89 was implicitly abolished by Decree No. 1,606/01.

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

Additionally, YPF has received labor, civil and commercial claims for approximately 512, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies.

b)	Environmental liabilities:

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

However, YPF is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where YPF operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990.

As of December 31, 2005, in addition to the hydrocarbon wells abandonment obligations mentioned in Note 3.f, YPF has reserved 248 included in miscellaneous accounts payables, corresponding to environmental contingencies, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on YPF’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. YPF cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies, could materially affect future results of operations.

Environmental liabilities and other claims and commitments of YPF Holdings Inc.—a wholly owned subsidiary of YPF:

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“TS”), controlled companies through YPF Holding Inc., have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to US$ 75 million. YPF Holdings Inc´s obligations under this cost sharing arrangement have been completely satisfied as of December 31, 2005. TS has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental.

As of December 31, 2005, reserves for the environmental contingencies discussed herein totaled approximately 258. Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances could result in changes, including additions, to such reserves in the future.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and TS. As indicated above, TS is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by TS pursuant to the above described indemnification obligation to Occidental. This project has moved into the operation and maintenance phase; however, there will be periodic assessments to determine if additional work needs to be done. YPF Holdings Inc. has reserved the estimated cost required to conduct ongoing operation and maintenance of such remedy, at an average cost of approximately 29.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that the older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which TS has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. The stability of the sediments in the entire six-mile portion of the Passaic River study area was also examined as a part of TS’s studies. While some work remains, these studies were substantially completed in 2005. In addition,

•	Maxus and TS have been conducting similar studies under their own auspices for several years.

•	The EPA and other agencies are addressing for the lower Passaic River in a cooperative effort designated as the Lower Passaic River Restoration Project (the “PRRP”). TS has agreed, along with approximately thirty other entities, to participate in a remedial investigation and feasibility study proposed in connection with the PRRP.

•

In 2003, the DEP issued its Directive No. 1 for Natural Resource Injury Assessment and Interim Compensatory Restoration of Natural Resources for the Lower Passaic River (“Directive No. 1”). Directive No. 1 was served on approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities, and seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP, a congressional urban rivers restoration initiative designed to address urban rivers such as the Passaic through a joint federal, state, local and private sector cooperative effort. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

•	In 2004, the EPA and Occidental entered into an administrative order on consent pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. TS presented a proposed initial work plan, a study that includes sampling in Newark Bay. The EPA has approved a work plan that includes sampling in Newark Bay. TS began field work on this study in October 2005. After the data has been collected in the initial study, a determination will be made as to what additional work, if any, might be required.

•	In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this Plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Maxus and TS are studying this new directive and intend to respond thereto by the required deadline, which is presently March 21, 2006.

•	In December 2005, the DEP sued YPF Holdings Inc., TS, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified damages for injuries to so-called “uplands resources” and for other matters. The DEP also seeks punitive damages. YPF Holdings Inc. and its subsidiary, CLH Holdings Inc., have filed papers seeking dismissal, and the remaining defendants who have been served are in the process of preparing appropriate responsive pleadings.

As of December 31, 2005, there is a total of approximately 27 reserved in connection with the foregoing matters related to the Passaic River, the Newark Bay and surrounding area. Studies are ongoing with respect to the Passaic River and the Newark Bay watershed. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that additional work, including interim remedial measures, may be ordered with respect to the Passaic River and/or the Newark Bay. In addition, at such time as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. TS, on behalf of Occidental, is presently performing the work, and TS is funding Occidental’s share of the cost of investigation and remediation of these sites. TS, on behalf of Occidental, is providing financial assurance in the amount of US$ 20 million for performance of the work. This financial assurance may be reduced with the approval of the DEP following any annual cost review. While TS has participated in the cost of studies and is implementing interim remedial actions and conducting remedial investigations, the ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in late 2001, and the DEP continues to review these reports. In addition,

•

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in

Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims the Respondents are jointly and severally liable without regard to fault. Second, the State filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and damages with respect to certain costs at 18 sites. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have engaged in preliminary discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

•	In 2004, the DEP expressed a desire that a sediments testing program be conducted on a portion of the Hackensack River near the former Kearny Plant. TS, on behalf of Occidental, and other parties are engaged in discussions with the DEP regarding this issue.

•	In November 10, 2005, several environmental groups sent a notice of intent to sue the owners of the surroundings of Kearny Plant, including TS among others, invoking the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the surroundings of the already mentioned Plant. TS is studying this notice.

As of December 31, 2005, there is a total of approximately 75 reserved in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP is currently reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to TS’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). For many years, the site of the Chrome Plant has been under the administrative control of the EPA pursuant to an administrative consent order under which Chemicals is required to maintain a clay cap over the Chrome Plant site and to conduct certain ground water and surface water monitoring. Certain other areas have previously been clay-capped, and one specific site, which was a waste disposal site from the mid-1960s until the 1970s, has been encapsulated and is being controlled and monitored. In 1995, the Ohio Environmental Protection Agency (the “OEPA”) issued its Director’s Final Findings and Order (the “Director’s Order”) by consent ordering that a remedial investigation and feasibility study (the “RIFS”) be conducted at the former Painesville Works area. TS has agreed to participate in the RIFS as required by the Director’s Order. TS submitted the remedial investigation report to the OEPA, which report was finalized in 2003. TS will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of the site of a former cement plant, remediation of a former aluminum smelting plant and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. Over ten years ago, the former Painesville Works site was proposed for listing on the National Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. The site has not been listed. YPF Holdings Inc. has reserved a total of approximately 38 as of December 31, 2005 for its estimated share of the cost to perform the RIFS, the Remediation Work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville Works site and make any changes, including additions, to its reserve as may be required. TS has entered into an agreement with a developer for the possible development and use of all or portions of this site. However, there can be no assurance that this site will be successfully developed or that any productive use can be made of all or a portion of this site.

Third Party Sites. Chemicals has also been designated as a potentially responsible party (“PRP”) by the EPA under CERCLA with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2005, YPF Holdings Inc. has reserved approximately 9 in connection with its estimated share of costs related to these sites, while the cost of other sites can not be considered to the date.

The Port of Houston Authority (the “Port”) sued a number of parties, including Occidental (as successor to Chemicals) and Maxus, alleging in excess of US$ 25 million in damages to its property, plus the need for remediation at certain of its property, as a result of contamination allegedly emanating from a facility adjoining Greens Bayou formerly owned by Chemicals and at which DDT and certain other chemicals were manufactured. TS is handling this matter on behalf of Occidental. The Port’s claims were settled for an initial payment of US$ 30 million and certain other undertakings, including an agreement to remediate various properties in the vicinity of the Greens Bayou facility, an agreement by another defendant to purchase a tract of land for up to US$ 5 million, and an agreement to indemnify the Port up to an aggregate of US$ 20 million in respect of certain matters. The cost of such remediation is not expected to exceed a total of approximately US$ 44 million. Pursuant to a cost sharing agreement among the defendants, TS, on behalf of Occidental, contributed US$ 6 million toward the settlement, subject to the defendants’ agreement to arbitrate their respective obligations in connection with the settlement. Following the arbitration and initiation of challenges to the award, the defendants agreed to settle their dispute pursuant to a confidential settlement agreement. As of December 31, 2005, YPF Holdings Inc. has reserved approximately 80 for its share of future remediation activities associated with the Greens Bayou facility.

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

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that (a) said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation, and (b) TS is not a party to said agreement. This matter currently is set for trial in the second quarter of 2006. In developments related to the “Agent Orange” litigation that may be impacted by this lawsuit, the U.S. district court has granted the defendants’ motions for summary judgment, and the plaintiffs’ have appealed the judgments to the Second Circuit Court of Appeals.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately US$ 24 million in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. On January 30, 2004, the IRS assessed YPF Holdings Inc. an additional US$ 8 million in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believes this assessment is without substantial merit and has challenged same. YPF Holdings Inc. has reached tentative agreement to settle all of these matters, with no net payment expected to be due from it. However, no assurance can be given that a settlement will be effectuated until it as been finally documented and approved by the IRS.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA and a lawsuit for damages brought by certain private parties. With respect to the EPA enforcement activities, although Occidental is one of many PRPs that have been identified TS (which is handling this matter on behalf of Maxus) presently considers that the degree of Occidental’s alleged involvement as successor to Chemicals is quite slight. Further, Occidental currently is not a defendant in the private lawsuit. Maxus was named as a defendant in this lawsuit; however, it was dismissed in December 2005.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial in the liability phase of this matter was held in May 2005, and on August 18, 2005 the trial judge informed the parties that he will enter a decision against all defendants. The original trial judge passed away before entering a judgment, and the matter has been assigned to a new judge. It is believed the new judge will determine the issue of liability and hold a trial to allocate responsibility for damages.

In June 2005, the EPA designated Maxus as PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Maxus is assessing this matter; but, presently lacks sufficient knowledge to determine the extent of its liability, if any, at or in respect of this site.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF’s financial condition and result of operations. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

c)	Other matters:

•	Contractual commitments and regulatory requirements: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, YPF has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, YPF may deliver crude oil from different sources, including its own producing crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of December 31, 2005, approximately 6 million crude oil barrels are pending of delivery.

During September 2005, YPF cancelled in advance the crude oil future delivery commitment of 11 million crude oil barrels, for which it had received an advanced payment of US$ 400 million in 2001, through the payment of US$ 191 million, including 71 of pre-cancellation costs.

Additionally, YPF has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive or to deliver the product object of the contract. Furthermore, the Company is subject to certain regulatory requirements to supply the domestic hydrocarbon market.

•	Operating leases: As of December 31, 2005, the main lease contracts correspond to the rental of oil and gas production equipment, natural gas compression equipment and real estate for service station positions. Charges recognized under these contracts for the years ended December 31, 2005, 2004 and 2003, amounted to 272, 222 and 141, respectively.

As of December 31, 2005, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	291	190	139	111	103	198

•	Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata—Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF committed, among other things, to pay to the Federal Government US$ 300 million for the extension of the concession mentioned above in three annual payments, which was recorded in fixed assets, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

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

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). Consequently, unappropiated retained earnings are restricted by 267 and 244 for 2005 and 2004, respectively.

Under Law No. 25,063, enacted in December 1998, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the effective date of the above mentioned law, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

12.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2005:

•	In January 2005, YPF sold, for an amount of US$ 97.5 million (approximately 285), its interest in PBBPolisur S.A., company with operations in the Chemical segment in Argentina, recording a net gain of 75 in the statement of income.

•	In March 2005, YPF agreed to sell its interest in Petroken, company with operations in the Chemical segment in Argentina, for an amount of US$ 58 million (approximately 169), equivalent to its carrying amount.

•	In October 2005, YPF transfered its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., company wholly controlled by YPF.

•	During 2005, YPF recorded a loss of 60 in relation with an adjustment in the sale price of a subsidiary sold in previous years.

During the year ended December 31, 2004:

•	In July 2004, YPF Holdings Inc, controlled by YPF, sold for an amount of US$ 43 million, its interest in Global, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of 47.

•	In October 2004 YPF International S.A., controlled by YPF, sold for an amount of US$ 41 million, its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of 92.

13.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Buenos Aires City, Argentina (“Argentine GAAP”), which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).

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

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, YPF has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2005, 2004 and 2003, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date

(current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income, as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.03, 2.98 and 2.93 to US$ 1, as of December 31, 2005, 2004 and 2003, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The mentioned proportional consolidation generated an increase of 381, 672 and 2,022 in total assets and total liabilities as of December 31, 2005, 2004 and 2003, respectively, and an increase of 1,216, 1,122 and 760 in net sales and 681, 640 and 428 in operating income for the years ended December 31, 2005, 2004 and 2003, respectively.

c.	Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation and crude oil at replacement cost. Under U.S. GAAP, these inventories should be valued at historical cost. There have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method, for the years presented.

d.	Impairment of long-lived assets

From January 1, 2003, under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to long-lived assets that were held as pending sale or disposal, the Company’s policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, the Company performs the impairment test on an individual field basis. Other long-lived assets are aggregated so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long—Lived Assets”, by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustment under U.S. GAAP generated by the application of the impairment provisions as of December 31, 2005, 2004 and 2003 totalled 605, 764 and 692, respectively, for the YPF’s Exploration and Production Segment, and 6, 9 and 12 respectively, for the Refining and Marketing Segment.

Impairment charges under U.S. GAAP amounted to 2, 177 and 6 for the years ended December 31, 2005, 2004 and 2003, respectively. The impairment recorded in the years 2005, 2004 and 2003 was mainly the result of studies conducted that have revealed a decrease in oil and gas reserves.

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of 170, 122 and 174 for the years ended December 31, 2005, 2004 and 2003, respectively.

e.	Start-up and organization costs

Under Argentine GAAP, start-up and organization costs can be capitalized subject to recoverability through future revenues. These costs should be amortized in five years starting with the date the related plants and the facilities go into production.

Under U.S. GAAP, start-up costs were expensed as incurred.

f.	Accounting for derivative instruments and hedging activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 provides that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Additionally, cash flow hedges’ gains or losses, related to the changes in their fair values, are initially deferred in Shareholders’ equity—Other Comprehensive Income (“OCI”) and are reclassified into income concurrently with the recognition in income of the cash flow items hedged. Under Argentine GAAP such changes in fair value of cash flow hedges are initially deferred in the account “Temporary differences-valuation of derivative instruments” in the balance sheet (Note 2.k).

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

The effect on net income of the amortization of goodwill arising from the acquisition of Global, which was discontinued in 2003 and sold in 2004, is included in “Goodwill” in the reconciliation in Note 14.

h.	Sale of noncurrent assets to related parties

Under Argentine GAAP, results on sales of noncurrent assets and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively. Under U.S. GAAP, results on sales of noncurrent assets to related parties under common control and the corresponding accounts receivable are considered as a capital (dividend) transaction.

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

j.	Accounting for asset retirement obligations

SFAS No. 143, Accounting for Assets Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under US GAAP is described in Note 15.d.

Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

k.	Consolidation of variable interest entities—Interpretation of ARB No. 51

Under Argentine GAAP consolidation is based on having the votes necessary to control corporate decisions (Note 1). FIN No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN 46R is effective for the Company from January 1, 2004.

As of December 31, 2005, YPF has operations with one variable interest entity (“VIE”) which has been created in order to structure YPF’s future deliveries of oil (“FOS transaction”). Additionally, up to September 2005, YPF had operations with a VIE related to another FOS transaction, which was cancelled in advance, as described in Note 10.c.

The structure of each of these FOS transactions was similar. YPF entered into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF was paid in advance for the future delivery of oil. The price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to each oil supply agreement is a VIE incorporated in the Cayman Islands, which finance itself through the issuance of Notes. The oil to be delivered under each supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the outstanding FOS transaction. YPF’s exposure derives from crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil (Note 2.k).

The effect before taxes of such consolidation was an increase in the “Loans” account of 297 and 1,198, an increase of current assets of 18 and 192, the elimination of “Net advances from crude oil purchasers” of 196 and 898 and a decrease in shareholders’ equity of 83 and 108 as of December 31, 2005 and 2004, respectively.

The effects of the consolidation as of December 31, 2004 of these VIE following the provisions of FIN 46R were accounted as a cumulative effect of change in an accounting principle.

l.	Accounting treatment for retrospective premiums

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

The effect on net income under US GAAP as of December 31, 2004 was recorded in the subsequent year for Argentine GAAP purposes.

m.	Capitalization of financial expenses

Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that year.

Under US GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of December 31, 2005 is included in “Capitalization of financial expenses” in the reconciliation in Note 14. The effect on net income and shareholders’ equity as of December 31, 2004 and 2003, was not material.

n.	Exchanges of nonmonetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

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

o.	SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

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

p.	Revenue recognition standards

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

Additionally, during the years ended December 31, 2005, 2004 and 2003, the Company has not entered into any significant buy and sell agreement to exchange crude oil or refined products.

14.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2005, 2004 and 2003, and to shareholders’ equity as of December 31, 2005, 2004 and 2003, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2005	2004	2003
Net income from continuing operations according to Argentine GAAP	5,337	4,734	4,613
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1 and 13.a)	1,048	1,010	1,386
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	(1,479)	(1,447)	(1,629)
Interest from accounts receivable with related parties (Note 13.h)	(123)	(3)	(48)
Start-up and organization costs amortization (Note 13.e)	10	10	15
Impairment of long-lived assets (Note 13.d)	168	(55)	168
Consolidation of VIEs (Note 13.k)	26	(3)	—
Retrospective premiums (Note 13.l)	122	(123)	—
Capitalization of financial expenses (Note 13.m)	67	—	—
Assets Retirement Obligation (Note 13.j)	(33)	—	—
Deferred income tax (1)	(1)	(2)	(89)

Net income from continuing operations	5,142	4,121	4,416

Income on discontinued operations and income from sale of discontinued operations in accordance with Argentine GAAP	—	142	15
Increase (decrease) due to goodwill (Note 13.g)	—	(9)	4

Income on discontinued operations in accordance with U.S. GAAP	—	133	19

Net income before cumulative effect of changes in accounting principles in accordance with U.S. GAAP	5,142	4,254	4,435

Cumulative effect of changes in accounting principles—Consolidation of VIEs (net of 36 from income tax benefit) (Note 13.k)	—	(68)	—

Net income in accordance with U.S. GAAP	5,142	4,186	4,435

Shareholders’ equity according to Argentine GAAP	22,546	22,087	22,534
Increase (decrease) due to:
Elimination of the restatement into Argentine constant pesos (Note 1 and 13.a)	(6,152)	(7,200)	(8,210)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	10,070	11,094	12,241
Accounts receivable with related parties (Note 13.h)	(1,417)	(1,318)	(1,315)
Start-up and organization costs (Note 13.e)	(13)	(23)	(32)
Impairment of long-lived assets (Note 13.d)	(611)	(773)	(704)
Consolidation of VIEs (Note 13.k)	(83)	(108)	—
Retrospective premiums (Note 13.l)	—	(125)	—
Goodwill (Note 13.g)	—	—	9
Capitalization of financial expenses (Note 13.m)	69	—	—
Assets Retirement Obligation (Note 13.j)	(34)	—	—
Deferred income taxes (1)	46	46	4
Other comprehensive income:
Derivative instruments and hedging activities (Note 13.f)	—	(4)	(10)
Minimum liability under pension plan (Note 13.i and 15.c)	(167)	(170)	(183)

Shareholders’ equity in accordance with U.S. GAAP	24,254	23,506	24,334

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The summarized balance sheets as of December 31, 2005, 2004 and 2003, and statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

Summarized balance sheets

	2005	2004	2003(1)
Current assets	7,338	7,180	8,754
Fixed assets	23,952	22,229	22,356
Other noncurrent assets	3,458	3,131	3,015

Total assets	34,748	32,540	34,125

Current liabilities	5,496	4,295	6,308
Noncurrent liabilities	4,998	4,739	3,483
Shareholders’ equity	24,254	23,506	24,334

Total liabilities and shareholders’ equity	34,748	32,540	34,125

(1)	The effect of discontinued operations following SFAS 144 guidance is not significant.

Summarized statements of income

	2005	2004	2003
Net sales	21,698	19,253	16,934
Operating income (Note 15.a)	8,065	6,550	7,567
Net income from continuing operations	5,142	4,121	4,416
Income (loss) on discontinued operations	—	3	19
Income from sale of discontinued operations	—	130	—
Net income before cumulative effect of changes in accounting principles	5,142	4,254	4,435
Cumulative effect of changes in accounting principles	—	(68)	—
Net income	5,142	4,186	4,435
Earnings per share, basic and diluted:
Net income from continuing operations	13.07	10.48	11.23
Income (loss) on discontinued operations and income from sale of discontinued operations	—	0.33	0.05
Cumulative effect of changes in accounting principles	—	(0.17)	—

Net income	13.07	10.64	11.28

Summarized statements of cash flows

	2005	2004	2003(2)
Net cash flow provided by operating activities	8,594	8,078	7,126
Net cash flow used in investing activities	(3,221)	(2,549)	(2,399)
Net cash flow used in financing activities	(5,539)	(5,925)	(4,434)

(Decrease) Increase in cash and equivalents	(166)	(396)	293

Cash and equivalents at the beginning of years	534	927	659
Exchange differences from cash and equivalents	3	3	(25)

Cash and equivalents at the end of years	371	534	927

Cash and equivalents at the end of years are comprised as follows:

	2005	2004	2003(2)
Cash	80	283	264
Cash equivalents (1)	291	251	663

Cash and equivalents at the end of years (3)	371	534	927

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	The effect of discontinued operations following SFAS 144 guidance is not significant.
(3)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The principal transactions not affecting cash consisted in increases in assets related to hydrocarbon well abandonment costs and consumption of fixed assets allowances for the years ended December 31, 2005, 2004 and 2003.

15.	ADDITIONAL U.S. GAAP DISCLOSURES (EXCEPT OIL AND GAS DISCLOSURES, NOTE 16)

a)	Consolidated operating income (loss)

Under U.S. GAAP, costs charged to income for environmental remediations, holding gains (losses) on inventories, impairment of long-lived assets, the elimination of operating results of jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 14 is approximately the same as comprehensive income as defined by SFAS No. 130 for all periods presented, except for the effect in the years 2005, 2004 and 2003 of the following items, that should be included in comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

	2005		2004		2003
Effect arising from the translation into reporting currency	14,368	(3)	13,913	(3)	13,619	(3)
Minimum liability under pension plan	(167	)(2)	(170	)(2)	(183	)(2)
Changes in fair value of derivative instruments and hedging activities	—	(1)	(4	)(1)	(10	)(1)

Comprehensive income at the end of years	14,201		13,739		13,426

(1)	Tax effect is not significant.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.
(3)	Has no tax effect.

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

	2005	2004	2003
Change in benefit obligation
Benefit obligation, beginning of year	344	338	326
Translation effect	4	5	(42)
Effect of change in measurement date	—	(5)	—
Service cost	3	3	2
Interest cost	18	20	17
Actuarial loss	14	24	89
Benefits paid	(14)	(15)	(11)
Settlements	(24)	(26)	(43)

Benefit obligation, end of year	345	344	338

Change in plans assets
Fair market value of assets, beginning of year	194	196	246
Translation effect	4	3	(31)
Effect of change in measurement date	—	3	—
Actual return on assets	9	20	30
Employer contributions	35	13	5
Benefits paid	(39)	(41)	(54)

Fair market value of assets, end of year	203	194	196

Net periodic pension cost for each period from January 1 through December 31, 2005, 2004 and 2003
Service cost	3	3	2
Interest cost	18	20	17
Expected return on assets	(16)	(15)	(17)
Amortization of net loss	13	15	11

Net period pension cost	18	23	13

Recognized settlement loss	10	14	26

Total pension cost	28	37	39

Funded status
Accumulated benefit obligation	339	338	332

Projected benefit obligation	345	344	338
Fair value of plan assets	203	194	196

Funded status	(142)	(150)	(142)
Unrecognized net loss	173	173	188

Net amount recognized	31	23	46

Amounts recognized in the statement of financial position consist of:
Accrued pension liabilities	(136)	(147)	(137)
Accumulated other comprehensive income	167	170	183

Net amount recognized	31	23	46

Weighted average assumptions (1):
Discount rate	5.75%	5.75%	6.25%
Expected rate of return on assets	9.0%	8.5%	9.0%
Expected rate of compensation increase	4.5-5.5%	4.5-5.5%	4.5-5.5%

(1)	For measurement purposes, plans assets and liabilities were valued as of December 31, 2005 and 2004, and October 31, 2003 for the years ended December 31, 2005, 2004 and 2003, respectively.

The projected benefit obligation was 345, 344 and 338, the accumulated benefit obligation was 339, 338 and 332, and the fair value of plan assets was 203, 194 and 196 for the pension plans with accumulated benefit obligations in excess of plan assets, as of December 31, 2005, 2004 and 2003, respectively.

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

	2005	2004	2003
Components of net periodic post-retirement benefit cost for the period from January 1 through December 31, 2005, 2004 and 2003
Service cost on accumulated post-retirement benefit obligation	1	—	—
Interest cost on accumulated post-retirement benefit obligation	8	8	8
Recognized net actuarial loss	5	4	2

Net periodic post-retirement benefit costs	14	12	10

Change in benefit obligation
Accumulated post-retirement benefit obligation, beginning of year	139	143	135
Translation effect	4	2	(17)
Effect of change in measurement date	—	(1)	—
Service cost	1	—	—
Interest cost	8	8	8
Plan participants’ contributions	2	2	2
Actuarial loss	26	1	29
Benefits paid	(16)	(16)	(14)

Accumulated post-retirement benefit obligation, end of year	164	139	143

Change in plan assets
Fair market value of plan assets, beginning of year	—	—	—
Employer contributions	14	15	12
Plan participants’ contributions	2	2	2
Benefits paid	(16)	(17)	(14)

Fair market value of plan assets, end of year	—	—	—

Reconciliation of funded status:
Funded status	(164)	(139)	(143)
Employer contributions paid after October 31 and before December 31	—	—	3
Unrecognized actuarial loss	76	52	51

Net liability at end of year	(88)	(87)	(89)

The Company recognized the subsidy available under the Medicare Prescription Drug Improvement and Modernization Act of 2003. This decreased the 2005 and 2004 net periodic post-retirement benefit cost by 2 and 2, respectively, and decreased the accumulated post-retirement benefit obligation at January 1, 2005 and 2004 by 17 and 16, respectively.

	2005	2004	2003
Assumptions used for post-retirement benefits accounting (1)
Discount rate	5.75%	5.75%	6.25%

(1)	For measurement purposes, plan liabilities were valued as of December 31, 2005 and 2004, and October 31, 2003 for the years ended December 31, 2005, 2004 and 2003, respectively.

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006. The rate is assumed to decrease by 1% each year to 5% for 2009 and remain level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2005		2004
	One-percentage- point decrease	One-percentage- point increase	One-percentage- point decrease	One-percentage- point increase
Effect on total of service and interest cost components	(1)	1	(1)	1
Effect on year-end postretirement benefit obligation	(12)	15	(10)	12

The Company also provides for medical and death benefits to disabled employees and death benefits for certain former and retired executives. Total liabilities amount to 6, 7 and 12 and the discounts rates used to calculate these liabilities were 5.75%, 5.75% and 6.25% as of December 31, 2005, 2004 and 2003, respectively.

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

The pension plan asset allocations are as follows:

	Target 2005	Percentage of plan assets December 31
		2005	2004
Asset Category
Equity securities	70%	70%	72%
Debt securities	30%	30%	28%

Total	100%	100%	100%

The plan assets did not include a significant amount of stock of the Company or any affiliated company.

Estimated future benefit payments are as follows:

	Pension Benefits	Other benefits
		Gross Benefit Payments	Implied Medicare Subsidy
2006	30	13	1
2007	33	14	1
2008	26	14	1
2009	27	14	2
2010	24	14	2
2011–2015	135	64	8

The Company expects to make cash contributions to its pension trusts of 37 in 2006. Expected retiree medical payments for 2006 are 13.

The Company also has a defined contribution plan. The plan allows for participant contributions of up to 10% of the participant’s annual eligible earning with a company matching contribution of one dollar for each dollar contributed up to a maximum 6% of participant’s compensation. The Company made contributions of 1 and 1 in 2005 and 2004, respectively.

d)	Hydrocarbon well abandonment obligations

Under Argentine regulations, the Company has the obligation to incur in costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amount of hydrocarbon well abandonment obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year and under US GAAP, is as follows:

	2005	2004	2003
Aggregate hydrocarbon well abandonment obligation, beginning of year	648	347	199
Translation effect	43	6	—
Revision in estimated cash flows	693	251	128
Obligations incurred	46	44	4
Accretion expense	49	9	17
Obligations settled	(22)	(9)	(1)

Aggregate hydrocarbon well abandonment obligation, end of year	1,457	648	347

e)	Contractual relationships with service stations

Included below is a summarized discussion of the activities and the corresponding accounting treatment provided to the service stations based on the existing differences in ownership or levels of control. No differences have been identified in this respect between the accounting treatment provided under Argentine GAAP and U.S. GAAP.

Controlled stations: Includes service stations directly managed by YPF or its subsidiaries (company-owned, company-operated-“COCO” and dealer-owned, company-operated-“DOCO”). In this case, YPF, as the manager of the point of sale, is charged with the marketing of the oil products, the non-oil products (sold in the shops) and any ancillary services provided at the point of sale (car wash, cleaning, etc.). Accordingly, product sales are accounted for when the risks and rewards of the property are transferred to the end-consumer.

Branded stations: Includes dealer-owned, dealer-operated (“DODO”) service stations. These stations are owned by third parties with which YPF has signed a contract that entitles it (i) to become the exclusive supplier and (ii) to brand the service station with its corporate image. The average contract term is 8 years.

Typically, the owner of the service station markets the product by account of YPF on consignment basis (i.e. earning a fee). Accordingly, the Company records the revenue arising from the sale of the product less the corresponding marketing fee for the product sold when the risks and rewards of the product are transferred to the end-consumer.

The Company signs exclusive distribution agreements with service stations to market YPF’s oil products for a specified period of time under its brand name. Upon signing of the contracts, the service stations agree to exclusively sell YPF’s gasoline and other products. YPF, provides a guaranteed loan to the service station’s owner to refurbishing and improvement of such service stations. The contracts are established for a defined period of time, and may be renewed beyond the initial term. Under Argentine and U.S. GAAP, YPF capitalizes such costs as Other receivables – Loans to clients.

16.	OIL AND GAS DISCLOSURES (Unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, “Disclosures about Oil and Gas Producing Activities”.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2005, 2004 and 2003:

	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign		Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	43,785	23	43,808	41,239	23	41,262	39,013	46		39,059
Support equipment and facilities	1,000	—	1,000	863	—	863	782	—		782
Uncompleted wells, equipment and facilities	1,561	101	1,662	901	60	961	987	93		1,080
Unproved oil and gas properties	136	56	192	65	45	110	—	50		50

Total capitalized costs	46,482	180	46,662	43,068	128	43,196	40,782	189		40,971
Accumulated depreciation and valuation allowances	(30,859)	(19)	(30,878)	(28,696)	(16)	(28,712)	(26,767)	(14)		(26,781)

Net capitalized costs	15,623	161	15,784	14,372	112	14,484	14,015	175	(1)	14,190

Company’s share in equity method investees’ net capitalized costs	108	—	108	104	—	104	102	—		102

(1)	Includes capitalized costs related to properties sold during the year 2004, as mentioned in Note 12.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2005, 2004 and 2003:

	2005			2004				2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign		Worldwide
Acquisition of unproved properties	—	15	15	—	6		6	—	20		20
Exploration costs	371	54	425	297	108		405	215	208		423
Development costs	3,236	37	3,273	2,235	12		2,247	1,900	2		1,902

Total costs incurred	3,607	106	3,713	2,532	126	(1)	2,658	2,115	230	(1)	2,345

Company’s share in equity method investees’ total costs incurred	12	—	12	11	—		11	6	—		6

(1)	Includes costs incurred related to properties sold during the year 2004, as mentioned in Note 12.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 8, “Consolidated Business Segment Information”, for the exploration and production business unit, relate to additional operations that do not arise from those properties held by the Company.

	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign(1)	Worldwide	Argentina	Other foreign(1)	Worldwide
Net sales to unaffiliated parties	2,366	14	2,380	2,234	10	2,244	1,411	21	1,432
Net intersegment sales	11,467	—	11,467	10,790	—	10,790	10,092	—	10,092

Total net revenues	13,833	14	13,847	13,024	10	13,034	11,503	21	11,524
Production costs	(4,247)	(6)	(4,253)	(3,618)	(10)	(3,628)	(3,190)	(10)	(3,200)
Exploration expenses	(231)	(49)	(280)	(246)	(136)	(382)	(154)	(123)	(277)
Depreciation and expense for valuation allowances(2)	(2,190)	(7)	(2,197)	(1,952)	(5)	(1,957)	(1,806)	(6)	(1,812)
Other	(44)	—	(44)	(9)	—	(9)	—	(3)	(3)

Pre-tax income (loss) from producing activities	7,121	(48)	7,073	7,199	(141)	7,058	6,353	(121)	6,232
Income tax expense	(2,740)	(2)	(2,742)	(2,786)	(1)	(2,787)	(2,520)	(4)	(2,524)

Results of oil and gas producing activities	4,381	(50)	4,331	4,413	(142)	4,271	3,833	(125)	3,708

Company’s share in equity method investees’ results of operations	51	—	51	35	—	35	20	—	20

(1)	Includes results from oil and gas producing activities related to properties sold during the year 2004, as mentioned in Note 12.
(2)	Depreciation and amortization charge in this table has not been restated as indicated in Note 18 Subsequent Events.

Oil and gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not on increases based on future conditions. Proved developed oil and gas reserves are reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

As a consequence of these proved reserves restatements (see Note 18), the previously reported proved reserves as of December 31, 2003 and 2004 have been restated as follows:

At December 31, 2003 the aggregate effect on proved reserves volumes of the reserves restatement was 339 million barrels of oil equivalent, comprising 67 million barrels of crude oil, condensate and natural gas liquids and 1,531 billion standard cubic feet of gas. This amounts to 13% of the total proved reserves originally stated at that date (2,690 million barrels of oil equivalent). Of the total aggregate effect 91% had been in the proved developed reserves category and 9% had been categorized as proved undeveloped reserves. The reserves restatement gave rise to an estimated reduction of Ps.1,839 million in the standardized measure of discounted future net cash flow for YPF. This effect represents approximately 6% of the total standardized measure that was originally stated at that date.

At December 31, 2004 the aggregate effect on proved reserves volumes of the reserves restatement was 254 million barrels of oil equivalent, comprising 50 million barrels of crude oil, condensate and natural gas liquids and 1,144 billion standard cubic feet of gas. This amounts to 11% of the total proved reserves originally stated at that date (2,330 million barrels of oil equivalent). Of the total aggregate effect 87% had been in the proved developed reserves category and 13% had been categorized as proved undeveloped reserves. The reserves restatement gave rise to an estimated reduction of Ps.1,132 million in the standardized measure of discounted future net cash flow for YPF. This effect represents approximately 3% of the total standardized measure that was originally stated at that date.

The tables below reflect the reconciliation of proved reserves as restated with proved reserves as originally reported for the years 2003 and 2004:

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	Proved developed and undeveloped reserves		Proved developed reserves
	2004	2003	2004	2003
As originally reported at December 31	1,114	1,269	908	1,047
Effect of the adjustment
As of beginning of year	(67)	—	(63)	—
Movement during the year	17	(67)	18	(63)
Total	(50)	(67)	(45)	(63)

As restated at December 31	1,064	1,202	863	984

	Natural gas (Billions of standard cubic feet)
	Proved developed and undeveloped reserves		Proved developed reserves
	2004	2003	2004	2003
As originally reported at December 31	6,820	7,980	5,041	5,609
Effect of the adjustment
As of beginning of year	(1,531)	—	(1,383)	—
Movement during the year	387	(1,531)	387	(1,383)
Total	(1,144)	(1,531)	(996)	(1,383)

As restated at December 31	5,676	6,449	4,045	4,226

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2005, 2004 and 2003, as restated as mencioned above and the changes therein:

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2005				2004				2003
	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1,058		6	1,064	1,197		5	1,202	1,381		6	1,387
Revisions of previous estimates	(175)		—	(175)	(21)		—	(21)	(85)		(1)	(86)
Extensions, discoveries and improved recovery	22		—	22	28		6	34	58		—	58
Sale of reserves in place (Note 12)	—		—	—	—		(5)	(5)	—		—	—
Production for the year	(134)		—	(134)	(146)		—	(146)	(157)		—	(157)

End of year	771	(1)	6	777	1,058	(1)	6	1,064	1,197	(1)	5	1,202

Proved developed reserves
Beginning of year	863		—	863	984		—	984	1,135		1	1,136
End of year	604	(2)	—	604	863	(2)	—	863	984	(2)	—	984
Company’s share in equity method investees’ proved developed and undeveloped reserves	3	(3)	—	3	7		—	7	10		—	10

(1)	Includes natural gas liquids of 150, 181 and 188 as of December 31, 2005, 2004 and 2003, respectively.
(2)	Includes natural gas liquids of 108, 138 and 142 as of December 31, 2005, 2004 and 2003, respectively.
(3)	In December, 2005, the Company made a downward revision of previous estimates reducing proved reserves of 3 millions barrels.

	Natural gas (Billions of standard cubic feet)
	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	5,668	8	5,676	6,400	49	6,449	8,919	55	8,974
Revisions of previous estimates	(356)	1	(355)	(138)	1	(137)	(1,892)	(5)	(1,897)
Extensions and discoveries	30	—	30	111	4	115	16	—	16
Sales of reserves in place (Note 12)	—	—	—	—	(45)	(45)	—	—	—
Production for the year (1)	(667)	(1)	(668)	(705)	(1)	(706)	(643)	(1)	(644)

End of year	4,675	8	4,683	5,668	8	5,676	6,400	49	6,449

Proved developed reserves
Beginning of year	4,041	4	4,045	4,219	7	4,226	6,793	8	6,801
End of year	3,197	4	3,201	4,041	4	4,045	4,219	7	4,226
Company’s share in equity method investees’ proved developed and undeveloped reserves	97 (2)	—	97	200	—	200	297	—	297

(1)	Excludes quantities which have been flared or vented.
(2)	In December, 2005, the Company made a downward revision of previous estimates reducing proved reserves of 78 billions standard cubic feet.

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

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 3.03, 2.98 and 2.93 to US$ 1, as of December 31, 2005, 2004 and 2003, respectively.

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

Due to the proved reserves restatement, future net cash flows for the years 2003 and 2004 were also restated. The table below sets forth the reconciliation of present value of future net cash flows as restated with present value of future net cash flows as originally reported for the years 2003 and 2004:

	2004	2003
As originally reported at December 31	35,614	31,915
Effect of the reserves restatement
As of beginning of year	(1,839)	—
Movement during the year	707	(1,839)
Total	(1,132)	(1,839)

As restated at December 31	34,482	30,076

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing, nor expected future changes in technology and operating practices have been considered.

	2005			2004			2003
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows	123,963	109	124,072	120,580	67	120,647	104,274	998	105,272
Future production costs	(28,701)	(12)	(28,713)	(29,222)	(8)	(29,230)	(26,318)	(289)	(26,607)
Future development costs	(9,054)	—	(9,054)	(7,239)	—	(7,239)	(4,345)	(168)	(4,513)

Future net cash flows, before income taxes	86,208	97	86,305	84,119	59	84,178	73,611	541	74,152
Discount for estimated timing of future cash flows	(28,082)	(42)	(28,124)	(33,243)	(26)	(33,269)	(29,111)	(273)	(29,384)
Future income taxes, discounted at 10% (1)	(18,757)	(19)	(18,776)	(16,415)	(12)	(16,427)	(14,594)	(98)	(14,692)

Standardized measure of discounted future net cash flows	39,369	36	39,405	34,461	21	34,482	29,906	170 (2)	30,076

Company’s share in equity method investees’ standardized measure of discounted future net cash flows	215	—	215	323	—	323	374	—	374

(1)	Undiscounted future income taxes are 27,280 (27,245 for Argentina and 35 for Other foreign), 26,517 (26,495 for Argentina and 22 for Other foreign) and 23,822 (23,631 for Argentina and 191 for Other foreign) as of December 31, 2005, 2004 and 2003, respectively.
(2)	Includes cash flows related to properties sold during the year 2004, as mentioned in Note 12.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows as restated for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Beginning of year	34,482	30,076	38,919
Sales and transfers, net of production costs	(10,753)	(8,918)	(9,405)
Net change in sales and transfer prices, net of future production costs	20,505	11,385	839
Changes in reserves and production rates (timing)	(10,223)	(1,470)	(7,270)
Net changes for extensions, discoveries and improved recovery	1,776	1,787	4,728
Changes in estimated future development and abandonment costs	(2,269)	(2,502)	(998)
Development costs incurred during the year that reduced future development costs	1,485	845	1,059
Accretion of discount	3,105	2,527	2,901
Net change in income taxes	678	(369)	3,859
Sales of reserves in place	—	(146)	—
Others	619	1,267	(4,556)

End of year	39,405	34,482	30,076

17.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under US GAAP. Separate consolidated financial statement schedules were, therefore, not prepared for purposes of the Annual Report on Form 20-F of which these consolidated financial statements constitute a part:

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and reserves.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

a)	Fixed assets evolution.

	2005
	Cost
Main account	Amounts at beginning of year	Translation net effect(5)	Increases		Net decreases and transfers		Amounts at end of year
Land and buildings	2,258	—	—		10		2,268
Mineral property, wells and related equipment	41,399	1	765		1,798		43,963
Refinery equipment and petrochemical plants	8,348	—	3		119		8,470
Transportation equipment	1,792	—	3		13		1,808
Materials and equipment in warehouse	330	—	788		(698)		420
Drilling and work in progress	1,566	1	2,888		(1,696)		2,759
Furniture, fixtures and installations	473	—	1		26		500
Selling equipment	1,258	—	—		15		1,273
Other property	328	—	11		12		351

Total 2005	57,752	2	4,459	(2)	(401	)(1)	61,812

Total 2004	55,264	3	3,174	(2)	(689	)(1)	57,752

Total 2003	53,422	(8)	2,551	(2)	(701	)(1)	55,264

	2005								2004		2003
	Depreciation								Net book value		Net book value
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of year	Net book value
Land and buildings	960	(2)		2%	45	1,003	1,265		1,298		1,362
Mineral property, wells and related equipment	28,244	(14)		(4)	2,180	30,410	13,553	(3)	13,155	(3)	12,856	(3)
Refinery equipment and petrochemical plants	5,169	(6)		4-10%	309	5,472	2,998		3,179		3,467
Transportation equipment	1,191	(13)		4-5%	48	1,226	582		601		609
Materials and equipment in warehouse	—	—		—	—	—	420		330		274
Drilling and work in progress	—	—		—	—	—	2,759		1,566		1,337
Furniture, fixtures and installations	418	(2)		10%	35	451	49		55		65
Selling equipment	887	—		10%	72	959	314		371		430
Other property	266	(2)		10%	18	282	69		62		74

Total 2005	37,135	(39	)(1)		2,707	39,803	22,009

Total 2004	34,790	(125	)(1)		2,470	37,135			20,617

Total 2003	32,627	(144	)(1)		2,307	34,790					20,474

(1)	Includes 86, 147 and 108 of net book value charged to fixed assets allowances for the years ended December 31, 2005, 2004 and 2003, respectively.
(2)	Includes 737, 307 and 133 corresponding to the future cost of hydrocarbon wells abandonment obligations for the years ended December 31, 2005, 2004 and 2003, respectively.
(3)	Includes 1,255, 1,387 and 1,514 of mineral property as of December 31, 2005, 2004 and 2003, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences, originated in the translation of net book values at beginning of year, related to investments in foreign companies.

b)	Investments in shares and holdings in companies under significant influence and other companies

	2005														2004		2003
				Book Value		Cost	Information of the Issuer								Book Value		Book Value
	Description of the Securities								Last Financial Statements Issued				Holding in Capital Stock
Name and Issuer	Class	Face Value	Amount				Main Business	Registered Address	Date	Capital Stock	Income (loss)	Equity
Companies under significant influence:
Oleoductos del Valle S.A.	Common	$10	4,072,749	104	(1)	14	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/05	110	11	339	37.00%		105	(1)	103	(1)
PBBPolisur S.A.	—	—	—	—		—	Petrochemical	Av. Eduardo Madero 900, P. 7º, Buenos Aires, Argentina	—	—	—	—	—		—	(5)	100
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	44		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/05	14	10	132	33.15%		47		47
Oiltanking Ebytem S.A.	Common	$10	351,167	38		7	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales—Provincia de Buenos Aires, Argentina.	09/30/05	12	6	127	30.00%		36		29
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	737,361	18		8	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	09/30/05	7	17	176	10.00%		26		29
Central Dock Sud S.A.	Common	$0.01	3,847,189,961	17	(2)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/05	484	3	282	9.98	%(4)	21	(2)	29	(2)
Gas Argentino S.A.	Common	$1	308,855,955	126		338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/05	278	61	278	45.33%		129		93
Inversora Dock Sud S.A.	Common	$1	103,497,738	142	(2)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/05	241	—	244	42.86%		150	(2)	158	(2)
Pluspetrol Energy S.A.	Common	$1	30,006,540	281		121	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/05	67	52	623	45.00%		263		229
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	8,099,280	17		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/05	45	(8)	96	18.00%		19		24
Other companies:
Others (3)	—	—	—	15		13	—	—	—	—	—	—	—		15		16

				802		740									811		857

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Holding in shareholders’ equity plus adjustments to conform to YPF S.A. accounting methods.
(3)	Includes A-Evangelista Construções e Serviços Ltda., Gasoducto Oriental S.A., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A.
(4)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(5)	As of December 31, 2004, holdings in shareholders´ equity of PBB Polisur S.A. and Petroken are disclosed in “Other assets” account.

c)	Allowances and reserves

	2005							2004	2003
Account	Amount at Beginning of Year	Increases	Decreases		Transfers	Amount at End of Year		Amount at End of Year	Amount at End of Year
Deducted from current assets:
For doubtful trade receivables	359	41	20		—	380		359	375
For other doubtful accounts	130	3	12		—	121		130	122

	489	44	32		—	501		489	497

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	70	—	16		—	54		70	80
For reduction in value of holdings in long-term investments	325	39	53		—	311		325	293
For unproductive exploratory drilling	16	70	83		—	3		16	39
For obsolescence and fixed assets to be disposed of	47	4	3		—	48		47	47

	458	113	155		—	416		458	459

Total deducted from assets, 2005	947	157	187		—	917

Total deducted from assets, 2004	956	259	268		—			947

Total deducted from assets, 2003	973	263	280	(1)	—				956

Reserves for losses—current:
For pending lawsuits and environmental contingencies	—	—	—		—	—		—	—
For various specific contingencies	130	117	25		8	230		130	98

	130	117	25		8	230		130	98

Reserves for losses—noncurrent:
For pending lawsuits and environmental contingencies	818	180	71		(1)	926	(2)	818	481
For various specific contingencies	80	29	21		(7)	81		80	56

	898	209	92		(8)	1,007		898	537

Total included in liabilities, 2005	1,028	326	117		—	1,237

Total included in liabilities, 2004	635	683	290		—			1,028

Total included in liabilities, 2003	684	183	232	(1)	—				635

(1)	Includes the reversal of the restatement in constant Argentine pesos of the amounts at beginning of years and of the operations of the years for monetary allowances and reserves.
(2)	Includes 685 for YPF’s lawsuits, 226 for YPF Holdings’ environmental contingencies, 10 for A-Evangelista S.A’s legal contingencies and 5 for Refinor’s legal contingencies as of December 31, 2005.

d)	Cost of sales

	2005	2004	2003
Inventories at beginning of year	1,134	806	743
Purchases for the year	2,755	1,708	945
Production costs (Note 17.f)	8,440	7,629	6,827
Holding gains on inventories	244	203	47
Inventories at end of year	(1,315)	(1,134)	(806)

Cost of sales	11,258	9,212	7,756

e)	Foreign currency assets and liabilities

	Foreign currency and amount						Exchange rate in pesos as of 12-31-05		Book value as of 12-31-05
Account	2003		2004		2005
Current Assets
Cash	US$	46	US$	117	US$	11	2.99	(1)	33
Investments	US$	113	US$	67	US$	91	2.99	(1)	272
		—		€1		—	—		—
Trade receivables	US$	440	US$	512	US$	528	2.99	(1)	1,579
		€1		€7		€4	3.53	(1)	14
Other receivables	US$	2,076	US$	999	US$	1,030	2.99	(1)	3,080
		—	$CH	110,557	$CH	113,994	0.00589	(1)	671
		—		€1		—	—		—

Total current assets									5,649

Noncurrent Assets
Investments	US$	2	US$	1	US$	1	2.99	(1)	3
Other receivables	US$	224	US$	211	US$	128	2.99	(1)	383

Total noncurrent assets									386

Total assets									6,035

Current Liabilities
Accounts payable	US$	239	US$	334	US$	454	3.03	(2)	1,376
		€10		€8		€11	3.57	(2)	39
		—	R$	1		—	—		—
Loans
Maxus Notes, interest rate swaps, other bank loans and other creditors	US$	71	US$	39	US$	39	3.03	(2)	118
Related parties	US$	17	US$	1		—	—		—
Mega Negotiable Obligations	US$	10	US$	1		—	—		—
Profertil syndicated loan	US$	14	US$	19		—	—		—
YPF Negotiable Obligations	US$	196	US$	10	US$	9	3.03	(2)	27
Salaries and social security	US$	6	US$	6	US$	6	3.03	(2)	18
Taxes payable	US$	1		— —		—	—		—
Net advances from crude oil purchasers	US$	89	US$	89	US$	31	3.03	(2)	95

Total current liabilities									1,673

Noncurrent Liabilities
Accounts payable	US$	23	US$	262	US$	571	3.03	(2)	1,730
Loans
Maxus Notes, interest rate swaps, other bank loans and other creditors	US$	80	US$	52	US$	25	3.03	(2)	76
YPF Negotiable Obligations	US$	367	US$	362	US$	340	3.03	(2)	1,031
Mega Negotiable Obligations	US$	140	US$	39		—	—		—
Related parties		—	US$	24		—	—		—
Profertil syndicated loan	US$	125	US$	88		—	—		—
Salaries and social security	US$	40	US$	23	US$	19	3.03	(2)	58
Net advances from crude oil purchasers	US$	301	US$	213	US$	33	3.03	(2)	101

Total noncurrent liabilities									2,996

Total liabilities									4,669

(1)	Buying exchange rate.
(2)	Selling exchange rate.

f)	Expenses incurred

	2005					2004	2003
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	492	113	124	29	758	571	502
Fees and compensation for services	63	182	20	5	270	174	156
Other personnel expenses	158	52	24	20	254	213	177
Taxes, charges and contributions	158	14	195	—	367	352	300
Royalties and easements	1,745	—	—	8	1,753	1,632	1,470
Insurance	73	1	12	—	86	86	92
Rental of real estate and equipment	212	3	54	3	272	274	202
Survey expenses	—	—	—	108	108	102	94
Depreciation of fixed assets	2,563	31	113	—	2,707	2,470	2,307
Industrial inputs, consumable materials and supplies	564	8	35	6	613	506	481
Construction and other service contracts	315	19	48	14	396	502	421
Preservation, repair and maintenance	948	15	31	3	997	794	659
Contracts for the exploitation of productive areas	131	—	—	—	131	299	211
Unproductive exploratory drillings	—	—	—	70	70	197	87
Transportation, products and charges	521	—	855	—	1,376	1,120	933
Allowance (recovery) for doubtful trade receivables	—	—	31	—	31	(6)	18
Publicity and advertising expenses	—	61	59	—	120	100	86
Fuel, gas, energy and miscellaneous	497	53	49	14	613	491	434

Total 2005	8,440	552	1,650	280	10,922

Total 2004	7,629	463	1,403	382		9,877

Total 2003	6,827	378	1,148	277			8,630

18.	SUBSEQUENT EVENTS:

On January 26, 2006, the Company announced a downward revision of the proved oil and gas reserves by 509 million barrels of oil equivalent (55% natural gas), including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. The Audit and Control Committee of YPF’s parent company, Repsol YPF, undertook an independent review of the facts and circumstances of the reduction in proved reserves with the assistance of an independent counsel, King & Spalding LLP. On January 27, 2006, the Audit Committee of YPF determined to rely on the investigation being conducted by Repsol YPF’s Audit and Control Committee. The Audit and Control Committee presented the final conclusions and recommendations of the independent review to the Board of Directors of Repsol YPF at its meeting of June 15, 2006. On the same date, the Audit Committee of YPF evaluated such conclusion and recommendations, endorsed such conclusions and recommended to the Board of Directors of YPF that such recommendations be implemented by YPF.

Based on the application of the SEC criteria for reporting proved reserves, in Note 16. “Oil and Gas Disclosures (Unaudited information)” there is a reconciliation between the proved reserves originally reported and the restated proved reserves, together with additional information required under SFAS 69 for the restated proved reserves. The restatement of proved oil and gas reserves is due to the recent processing of technical information in relation to the gas-condensate field of Loma La Lata available at that time, together with changes in the methodology used for estimating proved reserves.

Balance sheets and income statements presented in these financial statements were not restated as the restatement of proved reserves did not modify the conclusions reached on the fixed assets impairment tests as of December 31, 2003 and 2004, nor had a material effect on depreciation of fixed assets for the three-year period ended December 31, 2005, under both Argentine and U.S. GAAP.