Form 20-F
period 2006-12-31
YPF SOCIEDAD ANONIMA
filed 2007-06-27
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2006 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	1,475,704
Class D Shares	391,825,701

393,312,793

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

ii

CONVERSION TABLE

1 tonne = 1 metric ton = 1,000 kilograms = 2,204 pounds

1 barrel = 42 U.S. gallons

1 tonne of oil = approximately 7.3 barrels (assuming a specific gravity of 34 degrees API (American Petroleum Institute)

1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids

1 kilometer = 0.63 miles

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1000 acres = approximately 4 square kilometers

References

YPF Sociedad Anónima is a stock corporation (Sociedad Anónima) organized under the laws of the Argentine Republic (“Argentina”). As used in this annual report, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “Repsol” and “Repsol YPF” refer to Repsol YPF, S.A. and its consolidated companies, unless otherwise specified. YPF maintains its financial books and records and publishes its financial statements in Argentine pesos. In this annual report, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

Disclosure of Certain Information

In this annual report, references to “Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2006, 2005 and 2004, and YPF’s audited consolidated statements of income for the three years ended December 31, 2006, 2005 and 2004.

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

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of YPF and its management, including statements with respect to trends affecting YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as YPF’s plans with respect to capital expenditures business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not guaranty of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. Accordingly, YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” below and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

OIL AND GAS TERMS

Oil and gas reserves definitions used in this Annual Report on Form 20-F are in accordance with the reserves definitions of Rule 4-10(a) (1)-(17) of Regulations S-X of the SEC.

The definitions of Reserves Estimate, Reserves Audit and Reserves Review as given below and used hereunder are not terms defined under U.S. Securities and Exchange Commission (“SEC”) Rules or Regulations and are terms used by YPF in this Annual Report on Form 20-F as defined herein and consequently such definitions may be defined and used differently by other companies.

For the purpose of this Annual Report on Form 20-F, any reserves estimate, or any independent reserves audit or any reserves review invoked hereunder, are in accordance with the oil and gas reserves definitions of Rule 4-10(a) (1)-(17) of Regulations S-X of the SEC.

The following terms have the meanings shown below unless the context indicates otherwise:

“Acreage”: The total area, expressed in acres or km2, over which YPF has interests in exploration or production. Net acreage is YPF’s interest in the relevant exploration or production area.

“Concession contracts”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession has generally rights and responsibilities for exploration, development, production and sale of hydrocarbon. Typically granted under a legislated fiscal system where the host country collects royalties on the estimated value at the wellhead of crude oil production and the natural gas volume commercialized and taxes or fees on profits earned.

“Condensate”: Light hydrocarbon substances produced with natural gas which condense into liquid at normal temperatures and pressures associated with surface production equipment.

“Crude oil”: Crude oil with respect to YPF’s production and reserves includes condensate and natural gas liquids (NGL).

“Exploratory well”: A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

“Gas”: Natural gas.

“Hydrocarbons”: Crude oil and natural gas.

“Oil and Gas producing activities”: Such activities include:

•	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations.

•	The acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties.

•

The construction, drilling and production activities necessary to retrieve oil and gas from its natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems – including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage. For purposes of this section, the oil and gas production function shall normally be regarded as terminating at the outlet valve of the lease or field storage tank; if unusual physical or operational circumstances exist, it may be appropriate to regard the production function as terminating at the first point at which oil, gas or gas liquids are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal.

Oil and gas producing activities do not include:

•	The transporting, refining and marketing of oil and gas;

•	Activities relating to the production of natural resources other than oil and gas;

•

The production of geothermal steam or the extraction of hydrocarbons as a by-product of the production of geothermal steam or associated geothermal resources as defined in the Geothermal Steam Act of 1970; or

•	The extraction of hydrocarbons from shale, tar sands or coal.

“Proved oil and gas reserves”: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

•

Reservoirs are considered proved if economic productibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

•

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

•

Estimates of proved reserves do not include the following: (a) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (b) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (c) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (d) crude oil, natural gas, and natural gas liquids, that may be recovered from oil sales, coal, gilsonite and other such sources.

“Proved developed reserves”: Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“Proved undeveloped reserves”: Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“Reserves Audit”: The process carried out by an independent qualified reserves engineering firm that results in reasonable assurance, in the form of an opinion, that the reserves information has in all material respects been determined and presented according to the applicable principles and definitions, and is, therefore, free of material misstatement. Such procedures include extensive review and critical assessment of systems, controls, and approvals for estimating reserves, followed by tests and re-evaluations designed to ensure those systems, controls and approvals were appropriately applied. The main product of this external reserves audit is an opinion letter that includes the auditor’s findings, conformance or not with the applicable principles, definitions and procedures for estimating reserves.

“Reserves Estimate”: the process whereby a qualified reserves estimator performs a comprehensive evaluation by interpreting and assessing all the pertinent data to generate such proved reserves estimates and cash flow analysis. The main product of this evaluation results in a report that includes: (i) the actual reserve estimate quantities, (ii) the future producing rates from such reserves, (iii) the future net revenues from such reserves and (iv) the present value of such future net revenue. This report may also include maps, logs or other technical backup used by the estimator.

“Reserves Review”: The process whereby a qualified reserves professional reviewer conducts a high-level assessment of reserves information to determine if it is plausible. The steps consist primarily of:

•	inquiry;

•	analytical procedures;

•	analysis;

•	review of historical reserves performance; and

•	discussions with reserves management staff.

“Plausible” means the reserves data appearing to be worthy of belief based on the information obtained by a reserves estimator or by an independent qualified reserves auditor in carrying out the aforementioned steps. It may result in a statement like “Nothing came to my attention that would indicate the reserves information has not been prepared and presented in accordance with the applicable principles and definitions.”

Reviews do not require examination of the detailed documentation that supports the reserves information, unless this information does not appear to be plausible. A reserves review, due to the limited nature of the investigation involved, does not provide the level of assurance provided by a reserves estimate, nor a reserves audit. Though reserves reviews can be done for specific applications, they are not a substitute for an audit, nor an estimate.

“Surface conditions”: represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60°F for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations:

“bbl”	Barrels.

“Bcf”	Billion cubic feet º 10[9] cubic feet.

“Bcm”	Billion cubic meters º 10[9] cubic meter.

“boe”	Barrels of oil equivalent.

“bpd”	Barrels of oil per day.

“boe/d”	Barrels of oil equivalent per day.

“GWh”	Gigawatt hours.

“HP”	Horse Power.

“mbbl/d”	Thousand barrels per day.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mbpd”	Thousand barrels of oil per day.

“km”	Kilometers.

“km2”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“m”	Thousand.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmboe/d”	Million barrels of oil equivalent per day.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“MW”	Megawatts.

“psi”	Pounds per square inch

“WTI”	West Texas Intermediate.

“USA”	United States of America.

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the accompanying Notes and Exhibits included in this annual report.

The consolidated income statement data for each of the years in the three-year period ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004 set forth below have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and the accompanying Notes and Exhibits included in this annual report. The consolidated income statement data for each of the years in the two-year period ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2003 and 2002 set forth below have been derived from YPF’s audited consolidated financial statements, which are not included in this annual report.

YPF’s Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), which differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Note 13 to the Consolidated Financial Statements describes the principal differences between Argentine GAAP and U.S. GAAP, as they relate to YPF. Note 14 provides the effects of the significant differences on net income and shareholders’ equity and a reconciliation of such differences, and Note 15 provides certain additional disclosures required under U.S. GAAP. Additionally, Oil and Gas disclosures are included in the “Supplemental information on oil and gas producing activities (unaudited).”

	Year Ended December 31,
	2006	2005 (1)	2004 (1)	2003 (2)	2002 (2)
	(in millions of pesos, except for per share and per American Depositary Share (“ADS”) data)
Consolidated Income Statement Data:
Amounts in accordance with Argentine GAAP (3)
Net sales (4)(5)	25,635	22,901	19,931	17,514	17,050
Gross profit	9,814	11,643	10,719	9,758	8,424
Administrative expenses	(674)	(552)	(463)	(378)	(411)
Selling expenses	(1,797)	(1,650)	(1,403)	(1,148)	(1,077)
Exploration expenses	(460)	(280)	(382)	(277)	(240)
Operating income	6,883	9,161	8,471	7,955	6,696
Income (Loss) on long-term investments	183	39	154	150	(450)
Amortization of goodwill	—	—	—	—	(13)
Other expenses, net	(204)	(545)	(981)	(152)	(245)
Interest expense	(213)	(459)	(221)	(252)	(679)
Other financial income (expenses) and holding gains (losses), net	667	561	359	202	(2,312)
Income (Loss) from sale of long-term investments	11	15	—	—	690
Impairment of other current assets	(69)	—	—	—	—
Income before income tax and minority interest	7,258	8,772	7,782	7,903	3,687
Income tax	(2,801)	(3,410)	(3,017)	(3,290)	(58)
Minority interest	—	—	—	—	—
Net income from continuing operations	4,457	5,362	4,765	4,613	3,629
Income (Loss) on discontinued operations	—	—	3	15	(13)
Income from sale of discontinued operations	—	—	139	—	—
Net income	4,457	5,362	4,907	4,628	3,616
Earnings per share and per ADS (6) (in nominal pesos)	11.33	13.63	12.48	11.77	9.19
Dividends per share and per ADS (6) (in nominal pesos)	6.00	12.40	13.50	7.60	4.00
Dividends per share and per ADS (6) (in U.S. dollars)	1.93	4.24	4.70	2.62	1.12
Approximate amounts in accordance with U.S. GAAP
Operating income	5,626	8,065	6,550	7,567	5,173
Net income	3,667	5,142	4,186	4,435	3,498
Earnings per share and per ADS (6) (in nominal pesos)	9.32	13.07	10.64	11.28	8.89
Consolidated Balance Sheet Data:
Amounts in accordance with Argentine GAAP (3)
Cash	118	122	492	355	309
Working capital	4,905	2,903	3,549	4,001	4,063
Total assets	35,394	32,224	30,922	32,944	31,756
Total debt (7)	1,425	1,453	1,930	2,998	5,552
Shareholders’ equity (8)	24,345	22,249	21,769	22,534	20,896
Approximate amounts in accordance with U.S. GAAP
Total assets	37,046	34,748	32,540	34,125	36,280
Shareholders’ equity	26,241	24,254	23,506	24,334	26,303
Other Consolidated Financial Data:
Amounts in accordance with Argentine GAAP (3)
Fixed assets depreciation	3,718	2,707	2,470	2,307	2,161
Cash used in fixed asset acquisitions	5,002	3,722	2,867	2,418	2,898

(1)	Consolidated income and balance sheet data for the years ended December 31, 2005 and 2004 set forth above include the retroactive effect from the application of new accounting rules in Argentina (see Note 1 (b) to the Consolidated Financial Statements).

(2)	Consolidated income and balance sheet data for the years ended December 31, 2003 and 2002 set forth above do not include the retroactive effect from the application of new accounting rules in Argentina (see Note 1 (b) to the Consolidated Financial Statements).

(3)	Amounts restated to constant pesos as of February 28, 2003 to reflect the effect of changes in the purchasing power of money as of such date. See Note 1 to the Consolidated Financial Statements.

(4)	Includes Ps. 1,451 million for the year ended December 31, 2006, Ps. 1,216 million for the year ended December 31, 2005, Ps. 1,122 million for the year ended December 31, 2004, Ps. 760 million for the year ended December 31, 2003 and Ps. 1,019 million for the year ended December 31, 2002 corresponding to the proportional consolidation of the net sales of investees in which YPF holds joint control with other third parties. See Note 13 (b) to the Consolidated Financial Statements.

(5)	Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and from 2002, after custom duties for hydrocarbon exports. Royalties with respect to YPF’s production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (g) to the Consolidated Financial Statements.

(6)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(7)	Total debt under Argentine GAAP includes long-term debt of Ps. 510 million as of December 31, 2006, Ps. 1,107 million as of December 31, 2005, Ps. 1,684 million as of December 31, 2004, Ps. 2,085 million as of December 31, 2003 and Ps. 3,760 million as of December 31, 2002.

(8)	YPF’s subscribed capital as of December 31, 2006, is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps. 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Exchange Rates

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. Since December 1989, Argentina has had a freely floating exchange rate for all foreign currency transactions. As a result of inflationary pressures, the Argentine currency has been devalued repeatedly during recent decades. From April 1, 1991, when Law No. 23,928 and Decree No. 529/91 (referred to as the “Convertibility Law”) became effective, the peso was freely convertible into dollars. Pursuant to the Convertibility Law, the Central Bank was required to:

•	maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of outstanding Argentine currency; and

•	sell dollars to any person who so requires it at a rate of one peso per one U.S. dollar.

On January 6, 2002, the Argentine Congress passed Law No. 25,561 on “Public Emergency Reform of the Foreign Exchange System (the “Public Emergency Law”). Among other measures, this law delegated to the National Executive the right to establish the exchange system between the peso and foreign currencies. On January 9, 2002, the National Executive made use of those faculties thus abrogated the one-to-one dollar-peso peg, established an official exchange rate of Ps. 1,40 per U.S. dollar and a free foreign exchange market for transactions that were not to be mandatorily executed trough the official exchange market. A few days later the National Executive also established an exchange rate of Ps. 1.70 per dollar for the free market.

The exchange rate on December 31, 2006 closed at Ps. 3.062 per U.S. dollar, selling rate. The exchange rate on June 21, 2007, the latest practicable date before the filing of this annual report, was Ps. 3.082 per U.S. dollar. See “Item 5. Operating and Financial Review and Prospects—Overview of Consolidated Results of Operations.”

The following table sets forth, for the periods indicated, the high, low, average and period-end rate for the purchase of U.S. dollars, expressed in nominal pesos per dollar.

Year Ended December 31,	High	Low	Avg.(1)	Period End
2002	3.9000	1.4000	3.2442	3.3700
2003	3.3500	2.7600	2.9492	2.9300
2004	3.0600	2.8030	2.9434	2.9800
2005	3.0400	2.8590	2.9029	3.0320
2006	3.1070	3.0300	3.0745	3.0620

Month	High	Low	Average	Period End
November 2006	3.0870	3.0680	3.0746	3.0680
December 2006	3.0760	3.0480	3.0596	3.0620
January 2007	3.1080	3.0580	3.0860	3.1070
February 2007	3.1060	3.0980	3.1027	3.1000
March 2007	3.1060	3.0970	3.1015	3.1000
April 2007	3.1010	3.0830	3.0894	3.0900
May 2007	3.0850	3.0750	3.0799	3.0770
June 2007 (2)	3.0820	3.0720	3.0756	3.0820

(1)	Calculated using the average exchange rates on the last day of each month during each year.

(2)	Through June 21, 2007.

Source: Banco Nación and Banco Central de la República Argentina.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Dividends

The following table sets forth for the periods and dates indicated, the dividend payments made by YPF, expressed in nominal pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007(1)	6.00	—	—	—	6.00

(1)	Through June 21, 2007.

The Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 10, 2002, approved an annual dividend of Ps. 2.00 per share or per ADS, proposed by the Board of Directors on November 29, 2001. This dividend was paid on December 5, 2001. At the same meeting, the shareholders approved a reserve of Ps. 1,707 million for future dividends. Under Argentine law, the Board of Directors has the right to declare annual dividends subject to further approval by the shareholders at the next shareholders’ meeting. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve, to the extent such payments are possible under the Argentine and YPF’s economic and financial circumstances.

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

On March 6, 2007, the Board of Directors approved a dividend of Ps. 6.00 per share or per ADS, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 28, 2006. The dividends were paid on March 21, 2007, and ratified by the Shareholders’ Meeting of April 13, 2007.

The Shareholders’ Meeting held on April 13, 2007, approved a reserve for future dividends of Ps. 4,234 million. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve to the extent such payments are possible under Argentine and YPF’s economic and financial circumstances.

Risk Factors

Economic, Political and Regulatory Developments in Argentina May Adversely Affect Our Domestic Operations

Economic conditions and government policies. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. The annual inflation rate as measured by the consumer price index was approximately 388% in 1988, 4,924% in 1989 and 1,344% in 1990. The annual inflation rate as measured by the wholesale price index was approximately 432% in 1988, 5,386% in 1989 and 798% in 1990. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. Gross Domestic Product (“GDP”) declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and unemployment rose to over 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but severely restricted the country’s access to international financing.

Due to the economic crisis, the President of Argentina, Mr. Fernando De la Rua, was forced to relinquish office. After a short period of time with provisional authorities, the Congress designated Senator Mr. Eduardo Duhalde to complete De la Rua’s presidential term. General presidential elections took place on April 27, 2003 and the victor, Mr. Nestor Kirchner, took office as the new President on May 25, 2003. The next presidential election will take place in October 2007.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through 2006, paved the way for Argentina’s economic recovery. The manufacturing and construction industries drove GDP growth to 8.7% in 2003, 9.0% in 2004, 9.2% in 2005, and 8.5% in 2006. Public finances both at national and provincial levels recorded a consolidated primary surplus of approximately 5.5% of GDP in 2004, 4.5% in 2005 and 3.5% in 2006. Annual inflation was 3.7% in 2003, 6.1% in 2004, 12.3% in 2005 and 9.8% in 2006. The government’s main strategy to fight increasing inflation has been the establishment of price agreements with private companies.

With its economic recovery well under way, in 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and cancelled all of its debt with the International Monetary Fund (“IMF”). The country is actively working to renegotiate the remaining portion of its external public debt and to resolve the claims brought before international courts by foreign companies affected during the crisis.

The Argentine economy began 2007 with favorable prospects in terms of economic growth, but with a concern over inflation levels. Private analysts forecast that GDP will grow more than 7% during 2007 and that annual inflation will be around 10%. YPF, however, cannot predict the evolution of future macroeconomic events.

Since March 2004, and as a consequence of (i) an increase in domestic demand, (ii) a shortage in the domestic supply of natural gas and (iii) continued high international oil prices;, the Argentine government made certain changes in regulations governing the energy sector. In order to ensure adequate energy supply, the government also (i) made provisions for importing natural gas from Bolivia, (ii) ended transport capacity restrictions, (iii) imported fuel-oil from Venezuela, and (iv) imposed limits on the supply of gas to industrial consumers. During winter, in the event of shortages, gas supply to industries and electricity generation plants may be interrupted for priority to be given to residential consumers.

Although the government increased wellhead natural gas prices for industrial and electricity generators from 2004 through 2006, it also increased the export tax for crude oil to a maximum of 45% and reintroduced a 5% export tax on gasoline during that period. Additionally, since May 28, 2004, exports of natural gas have been subject to customs duties (pursuant to Decree No. 645/2004), which were subsequently increased by Resolution 534/06 of the Ministry of Economy and Production to 45%. This Resolution provides that the natural gas price set by the framework agreement between Argentina and Bolivia (the “Framework Agreement”) serves as the valuation basis for calculating export duties on gas sales. On October 10, 2006, Resolution 776/06, issued by the Ministry of Economy and Production clarified that the export duties created by Law 25,561, Section 6 apply to exports from the Tierra del Fuego Province, which were otherwise exempted from taxes pursuant to Law 19,640. Finally, Law 26,217, published in the Official Bulletin on January 16, 2007, extended the application of export duties created by Law 25, 561, Section 6, for five years, clarified that these duties apply to exports from Tierra del Fuego Province, and ratified the effectiveness of a number of decrees and resolutions.

Despite domestic inflation and higher international oil prices, domestic retail oil products did not experience similar increase in prices. For further detail, see “Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange and Price Controls in Argentina Could Adversely Affect Our Performance and Our Capacity to Service Our Financial Obligations—Price and Supply Controls.”

YPF’s business and results of operations have been, and may continue to be, materially and adversely affected by economic, political and regulatory developments in Argentina. In particular, in the past few years the energy sector and YPF have been affected by lower sales volumes, difficulties in transferring the impact of prices of crude oil and derived products quoted in dollars to domestic prices fixed in pesos, difficulties in increasing domestic natural gas sale prices and the creation of a withholding system for the export of hydrocarbons.

Even in a climate of continued growth and stability in the Argentine economy, YPF will continue to face the following risks:

•	difficulties in passing fluctuations in international prices of crude oil and exchange rates through to domestic prices;

•	difficulties in increasing local prices of natural gas, in particular for its residential customers;

•	higher taxes on exports of hydrocarbons and the application of duties to previously untaxed exports;

•	restrictions on hydrocarbon export volumes;

•	regulations requiring the import of hydrocarbon fuels even if it is unprofitable;

•	higher taxes on domestic fuel sales;

•	lack of financing alternatives for Argentine corporations may impact the execution of YPF’s plans; and

•	uncertainty about concession renewals, substantially all of which expire in 2017.

YPF is subject to the risk of export restrictions being imposed on it. Any export restriction imposed on YPF may adversely affect operating results. Law No. 17,319 establishes that the Federal Executive will permit hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In May 2002, due to concerns over lack of domestic availability of crude oil and Liquid Petroleum Gas (“LPG”), the Argentine government, through Decree No. 867/02, declared a temporary national emergency for the period May through September 2002 and authorized the Secretariat of Energy to establish minimum volumes of crude oil and LPG to be sold in the domestic market, in turn limiting the volumes of those products available for export.

With respect to natural gas and in light of similar concerns over domestic supply, in March 2004, the Argentine government established several regulations (including, Secretariat of Energy’s Resolutions No. 265/2004, 659/2004, 752/2005, 2020/2005 and 275/2006) that affect natural gas exports that were previously authorized under long-term firm export permits granted pursuant to Natural Gas Law No. 24,076. These are described further in “Item 4. Information on The Company—Regulatory Framework and Relationship with the Argentine Government.” Pursuant to these regulations, the Argentine authorities may require exporting producers, such as YPF, to supply additional volumes of natural gas, beyond their contractual commitments, to the domestic market, thereby affecting natural gas exports. In addition, these new regulations establish sanctions and conditions upon natural gas exports not envisaged under existing export permits, thereby affecting compliance with these permits. Pursuant to these regulations, as described in “Item 8. Financial Information—Legal Proceedings”, since March 2004, YPF has been forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients. YPF has challenged the validity of the aforementioned regulations, and has invoked the occurrence of a force majeure event under the corresponding natural gas purchase and sales agreements. The counterparties to such agreements have rejected such invocation.

In addition, on December 23, 2004, the Secretariat of Energy issued Resolution No. 1,679/04 reestablishing the registry of export operations for crude oil and diesel. In accordance with this resolution, companies intending to export crude oil and diesel must previously obtain an authorization from the Secretariat of Energy. Oil companies willing to export crude oil must first demonstrate that the demand for crude oil by local refineries is satisfied or that an offer to sell crude oil to local refineries has been made and rejected. Oil refineries willing to export diesel fuel must also first demonstrate that the local demand of diesel is duly satisfied.

During 2006, the Customs General Administration of Neuquén and Comodoro Rivadavia served notices upon YPF to inform it that summary proceedings have been brought against it due to formal mistakes YPF allegedly made in the export permit forms issued in relation to commitments to make future sales of crude oil. Based on the opinion of counsel, YPF’s management believes the claim lacks any legal basis.

New Regulatory Framework. On January 2007, the Argentine Congress enacted Law No. 26,197 which, in accordance with Article 124 of the national constitution, provided that provinces shall be the owners of the hydrocarbon reservoirs located within their territories. Pursuant to the law, the Argentine Congress is charged with enacting laws and regulations aimed at developing mineral resources within Argentina, while the provincial governments are responsible for enforcing these laws and administering hydrocarbon fields that fall within the territories of their respective provinces. Certain provincial governments, however, have construed the provisions of

Law No. 26,197 and Article 124 to empower the provinces to enact their own regulations concerning exploration and production of oil and gas within their territories. While regulations enacted by the provinces under this interpretation may conflict with those adopted by the Argentine Congress, there is no assurance that the Argentine government will take action to address the effects of provincial regulations of this type.

Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange and Price Controls in Argentina Could Adversely Affect Our Performance and Our Capacity to Service Our Financial Obligations

Exchange Rates. The prices at which we sell crude oil and natural gas are generally set either in U.S. dollars or by reference to U.S. dollars, while costs are incurred in both pesos and dollars, in many cases by reference to international prices. Because our cash flows are denominated in more than one currency, any devaluation of the peso against the dollar and other hard currencies may have a material adverse effect on our business and results of operations. In January 2002, the Argentine Congress abandoned the fixed exchange rate mechanism of the Convertibility Law, allowing the peso to float freely against the U.S. dollar, and lifted the obligation of the Central Bank to maintain foreign currency reserves to back up the amount of outstanding pesos and to sell or buy U.S. dollars at a fixed exchange rate.

Following a significant depreciation of the peso in the first half of 2002, the Argentine currency steadily appreciated, mainly due to the current account surplus. To prevent further appreciation, the Central Bank intervened to stabilize the peso at approximately Ps. 3.10 for each U.S.$ 1.00, by buying dollars in the exchange market. No prediction of either the direction or the magnitude of future fluctuations in exchange rates, nor government monetary policy with respect thereto, can be made. A depreciation of the peso in relation to foreign currencies could adversely affect the financial condition or results of operations of YPF and the ability of YPF to meet its foreign currency obligations.

New Taxes. As part of the Government’s efforts to reduce fiscal deficits and find new sources of public revenues, new duties have been imposed on exports. In March 2002, oil and gas companies were levied with a five-year, 20% tax on proceeds from the export of crude oil and a five-year 5% tax on proceeds from the export of oil products. These duties on exports were increased on May 11, 2004, by Resolutions No. 335/04, No. 336/04 and No. 337/04 issued by the Ministry of Economy and Production, to establish the following taxation rates: 25% on exports of crude oil, 20% on exports of butane, methane and LPG, and 5% on exports of gasoline and diesel. On May 26, 2004, a new 20% duty on natural gas and natural gas liquids exports (“NGL”) was imposed by Decree No. 645/04. On August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of export and thereby modifying the fixed 25% tax rate established in the earlier resolution.

In July 2006 the Ministry of Economy and Production issued Resolution 534/06, which increased to 45% the export duty on gas and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia for natural gas sales, as a basis upon which to determine the export tax on gas sales. On October 10, 2006, Resolution 776/06, issued by the Ministry of Economy and Production, clarified that the export duties created by Law 25,561, Section 6, apply to exports from the Tierra del Fuego Province which were otherwise exempted from taxes pursuant Law 19,640. Finally, Law 26,217, published on the Official Bulletin on January 16, 2007, extended the application of export duties created by Law 25,561, Section 6, for five years, clarified that these duties apply to exports from Tierra del Fuego Province and ratified the effectiveness of Decrees No. 310/2002, 809/2002, 645/2004, Resolutions ME No. 526/2002, Resolutions MEyP No. 335/2004, 336/2004 and 337/2004, 534/2006 and 776/2006.

Moreover, in May 2007 the Ministry of Economy and Production issued Decree No. 509/07, which increased to 25% the export duty on exports of butane, propane and LPG. There can be no assurances as to future levels of export taxes.

The financial results of YPF’s operations in Argentina, as well as YPF’s ability to meet its foreign currency obligations, may be adversely affected by changes in the Argentine tax regime.

Exchange and Capital Controls. From March 1991 to December 2001, the Argentine foreign exchange market was completely free from any restrictions on converting pesos into U.S. dollars. Capital controls were imposed in December 2001 and reinforced in January 2002 after the devaluation of the peso. Restrictions on fund transfers abroad were eased in the beginning of 2003, but exporters are still required to convert proceeds from export operations into domestic currency. Pursuant to Decree No. 1,589/89 and Decree No. 2,703/02, companies in the oil and gas sector are partially exempted from this requirement and are allowed to keep abroad up to 70% of export proceeds. In July 2002, Argentina’s Attorney General issued an opinion which would have effectively required YPF to convert 100% of its export receivables into Argentine pesos. On December 5, 2002, the Central Bank stated that it would adopt the Attorney General’s opinion. YPF filed a lawsuit before a Federal Court in Argentina requesting confirmation of YPF’s right to freely dispose of up to 70% of its export receivables in accordance with the provisions of Decree No. 1,589/89. YPF obtained an injunction that prohibited the Central Bank and the Ministry of Economy and Production from interfering with YPF’s access to foreign exchange proceeds as stipulated by the original decree. The injunction was subsequently appealed by the Central Bank and the Ministry of Economy and Production. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the Decree No. 2,703/02 was sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requested the reinstatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree No. 1,606/01 to the date on which Decree 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as by requesting precautionary measures through other judicial proceedings.

No prediction can be made relating to the probability of modifications on exchange and capital controls. Further imposition of exchange and capital controls could adversely affect the financial condition or results of operations of YPF and the ability of YPF to meet its foreign currency obligations.

Price and Supply Controls. During the first part of 2002, YPF raised retail prices of gasoline and diesel due to the devaluation of the peso and rising international prices for crude oil and derivative products. Since that time, in response to certain measures imposed by the Argentine Government, oil companies in Argentina have agreed with the government to defer the effect of high crude oil prices on retail gasoline and diesel prices. In addition several regulations impose certain obligations to the oil companies to supply the domestic refined products market demand. For additional information on the latter, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

Considering the issuance of Resolution SE No. 599/2007, YPF’s domestic and export sales could be further adversely affected by virtue of the mechanisms and limitations and proposal of agreement approved therein or by the “Procedimientos de Abastecimiento Complementario al Mercado Interno 2007-2011”, which are described in “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

The Argentine Economy may be Negatively Affected by Developments in Other Countries

The Argentine financial and securities markets are, to varying degrees, influenced by economic and market conditions in other countries. Although economic conditions are different in each country, the reaction of investors to developments in one country can have significant effects on the price of securities issued in other countries, including Argentina. For example, political and economic developments in December 1994 and early 1995 in Mexico, in the second half of 1997 in several Asian nations, and the Brazilian Real devaluation in January 1999, had a negative impact on the financial and securities markets in many emerging market countries, including Argentina. There can be no assurances that the Argentine financial and securities markets will not continue to be adversely affected from time to time by events elsewhere, especially in other emerging markets. See also “Item 3. Key information—Risk Factors— Expected Natural Gas Deliveries from Bolivia may have a Material Effect on our Long-term Natural Gas Supply Commitments.”

Fluctuations in Oil and Gas Prices Could Affect Our Level of Capital Expenditures

Fluctuations in the market price of oil may affect the timing and the amount of our projected capital expenditures related to exploration and development activities, which, in turn, could have an adverse effect on YPF’s future ability to replace reserves. Oil prices in Argentina reflect world market prices after taking into account the withholding system described above. World oil prices have fluctuated widely over the last ten years and are determined by global supply and demand factors over which YPF has no control. In 2006, the average international crude oil price was U.S.$ 66.02 per barrel, compared to U.S.$ 56.58 per barrel in 2005. Domestic oil prices are approximately 40% lower than in the international oil markets.

YPF budgets capital expenditures related to gas exploration, development and distribution activities in accordance with market prices for natural gas. In the event that low gas prices were to prevail in the domestic market sufficiently enough to affect capital expenditure plans, the Company’s ability to replace gas reserves and develop its natural gas business might be adversely affected. A significant portion of YPF’s natural gas sales from natural gas distribution companies are set in pesos and could be subject to direct and indirect price controls, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Natural Gas.” Therefore, a further devaluation of the peso, not accompanied by a corresponding increase in natural gas prices, may result in a delay of capital expenditures related to the natural gas business.

We May Not Be Able to Replace Our Reserves

The rate of production from oil and gas properties generally declines as reserves are depleted. Without successful exploration and development activities or reserve acquisitions, our proved reserves will decline as oil and gas are produced from our existing proved developed reserves. YPF cannot guarantee that its exploration, development and acquisition activities will result in significant additional reserves or that the Company will continue to be able to drill productive wells at acceptable costs.

YPF’s Oil and Natural Gas Reserves are Estimates

YPF’s oil and gas proved reserves are estimated in accordance with the guidelines established by the SEC and accounting principles set by the U.S. Financial Accounting Standards Board (“FASB”). Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.

The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are:

•	the results of drilling, testing and production after the date of the estimates which may require substantial revisions;

•	the quality of available geological, technical and economic data and the interpretation and judgment of such;

•	the production performance of the Company’s reservoirs;

•	developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques;

•

the changes in oil and natural gas prices could have an effect on the quantities of the Company’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. A decline in the price of oil or gas could make reserves no longer economically viable to exploit and therefore not classifiable as proved; and

•

whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made. Changes in tax rules and other government regulations could make reserves no longer economically viable to exploit;

Many of these factors, assumptions and variables involved in estimating proved reserves are beyond YPF’s control and may prove to be incorrect over time. Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in YPF estimated quantities of proved reserves could adversely impact YPF’s financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

Certain Natural Gas Export Authorizations May Be Revoked or Suspended by the Secretariat of Energy Due to its Analysis of the Argentine Northwest Basin Reserves

The effectiveness after certain specific dates of natural gas export authorizations granted to YPF pursuant to Resolutions 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy of natural gas reserves in the Northwest Basin. The result of the aforementioned analysis is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant cost and liabilities for YPF. See “Item 8. Financial Information—Legal Proceedings—Argentina.”

The Oil and Gas Industry is Subject to Particular Operational Risks

Oil and gas exploration and production activities are subject to particular economic risks, some of which are beyond the control of YPF, such as production, equipment, and transportation risks, and natural hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. The operations of YPF may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment and compliance with governmental requirements. If these risks materialize, YPF may suffer substantial operational losses and disruptions. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling; operating and other costs are taken into account. These activities are also subject to the payment of royalties and taxes, which tend to be high compared with those payable in respect of other commercial activities.

The Company’s operations are subject to industry-specific operating risks including the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. The occurrence of these industry-specific operating risks could generate substantial losses. Such losses may be due to any one of the following occurrences:

•	injury or loss of life;

•	severe damage to, or destruction of, property, natural resources and equipment;

•	pollution or other environmental damage, clean-up responsibilities and regulatory investigations; and

•	penalties and suspension of operations.

YPF’s Acquisition of Exploratory Acreage and Crude Oil and Natural Gas Reserves is Subject to Heavy Competition

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company Energía Argentina Sociedad Anónima (“ENARSA”). The purpose of ENARSA is to explore and exploit solid, liquid and gaseous hydrocarbons, and to transport, store, distribute, market and industrialize these products, as well as to transport and distribute gas as a public service and generate, transport, distribute and market electricity. Moreover, Law 25,943 granted ENARSA exploration permits for all the national offshore areas, not covered by endorsed exploration permits or exploitation concessions at the time of the enactment of the law. YPF has executed three preliminary agreements with ENARSA for the exploration and exploitation of offshore areas in Argentina.

In addition, some provinces of Argentina have created their own companies to develop activities in the oil and gas industry.

Oil companies, including YPF, must maintain a certain level of undeveloped oil and natural gas reserves to keep results of exploration and production activities relatively stable over time. Crude oil and natural gas production blocks are typically auctioned by governmental authorities. YPF faces intense competition in bidding for such production blocks, especially those blocks with the most attractive crude oil and natural gas reserves.

Considering the competition described in the preceding paragraph, the entry of ENARSA and other companies owned by Argentine provinces into the market, and the transfer of hydrocarbon properties to the provinces in Argentina, YPF’s access to new exploratory or productive areas could be affected, resulting in YPF’s failure to obtain new production or exploration blocks, or the price paid for such blocks could be higher than anticipated.

We May Incur Significant Costs and Liabilities Related to Environmental and Safety Matters, Including More Stringent Enforcement of Such Laws

Our operations are subject to a wide range of environmental laws and regulations in the countries we operate. These laws and regulations have had and will continue to have a substantial impact on YPF S.A.’s operations or those of its subsidiaries, which are subject to certain environmental risks inherent to the oil and gas industry and which may arise unexpectedly and result in material adverse effects on YPF’s financial position and results of operation. In some jurisdictions, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. Argentina has adopted regulations that require our operations to meet environmental standards comparable in many respects to those in effect in the United States and in countries within the European Union. These regulations establish the general framework for environmental protection requirements, including the imposition of fines and criminal penalties for violations. We have conducted studies to determine what is required to comply with these standards and we are preparing to implement and plan various abatement and remediation projects. Future changes in laws or technology could cause an upward revision of capital expenditures and reserves for environmental remediation estimates. Changes in projected expenditures as a result of changes in management plans, in Argentine or United States laws and regulations, or in the laws and regulations of other countries in which we operate may affect our operating results in any given year.

Some risks of environmental and other damage are inherent in certain of our existing or former operations and we cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. More stringent laws and/or more vigorous enforcement policies in the future or the development of additional information may require us to spend additional funds in order to remain compliant with the applicable laws. Such additional expenditures could be material to our operating results.

Expected Natural Gas Deliveries from Bolivia may have a Material Effect on our Long-term Natural Gas Supply Commitments.

YPF had a gas supply agreement with Yacimientos Petrolíferos Bolivianos (“YPFB”) with a term ending on December 31, 2006. On June 29, 2006 the Bolivian and Argentine governments executed the Framework

Agreement, pursuant to which they agreed that the natural gas imports from Bolivia to Argentina should be managed by ENARSA. The Framework Agreement establishes a 20-year delivery plan of between 7.7 and 27.7 mmcm/d of Bolivian gas to Argentina. The delivery of volumes exceeding 7.7mmcm/d is subject to the construction of the North East Pipeline, with an expected capacity of 20 mmcm/d. The agreed upon price is approximately U.S.$ 5/ mmBtu, adjusted according to a formula based upon a basket of fuels. The increased cost of the natural gas purchased pursuant to the Framework Agreement is currently absorbed by ENARSA, and financed by the Federal Government with the collection of export duties on natural gas. As per the Framework Agreement, on April 25, 2007, YPF accepted the offer made by ENARSA for the sale of natural gas from the Republic of Bolivia until December 31, 2009.

Any suspension by YPFB and/or ENARSA of natural gas deliveries could have a material adverse effect on YPF’s financial condition and operations, including the inability to provide gas to certain clients, since YPF plans to fulfill its long-term supply contracts of natural gas in part through increasing import volumes from Bolivia.

Shareholders May be Liable Under Argentine Law for Actions that are Determined to be Illegal or Ultra Vires.

Under Argentine law, a shareholder’s liability for the financial losses of a company is limited to the value of its shareholdings. Under Argentine law, however, shareholders who vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or to a company’s by-laws (or regulations, if any) may be held jointly and severally liable for damages to such company, to other shareholders or to third parties resulting from such resolution.

ITEM 4.	Information on the Company

History and Development of YPF

Overview

YPF Sociedad Anónima was created on June 2, 1977, under the laws of the Republic of Argentina as a governmental entity. On January 1, 1991, through Decree No. 2,778/90, it became a stock corporation. YPF’s term of duration expires on June 15, 2093. The address of YPF is Avenida Presidente Roque Sáenz Peña 777, C1035AAC, Cuidad Autónoma de Buenos Aires, Argentina and its telephone number is (5411) 4329-2000.

YPF is an integrated oil and gas company engaged in the exploration, development and production of oil, gas, natural gas and electricity-generation activities (“Upstream”), the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas (“Downstream”). At a Shareholder’s Meeting on April 13, 2007, YPF’s shareholders approved an amendment to YPF’s by-laws which broadens the scope of YPF’s permissible activities to include work with non-fossil fuels, biofuels, and their components, as well as the production, processing, transport, marketing and storage of grain and its derivatives. The amendment is currently under the registration process with the Argentine National Securities Commission (“NSC”).

As of December 31, 2006 Repsol YPF, which holds 99.04% of YPF’s shares, controls YPF. Repsol YPF is a stock corporation (Sociedad Anónima) duly incorporated and existing under the laws of the Kingdom of Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, LPG and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

YPF had net sales of Ps. 25,635 million in 2006 and has proved reserves, as estimated at January 1, 2007, of approximately 680 mmbbl of crude oil, condensate and natural gas liquids and 4,015 Bcf of natural gas. More than the 99% of these reserves are located in Argentina, where YPF produced 126 million barrels of crude oil, condensate and natural gas liquids (345 mbpd), and 650 Bcf of natural gas in 2006. YPF is the operator of more than 50 fields in Argentina, which account for approximately 39% of the total production of crude petroleum and 28% of the total production of gas in Argentina according to the Secretariat of Energy.

YPF’s domestic refining operations are conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 million barrels, representing approximately 51% of the total refining capacity in Argentina. YPF also has a 50% interest in Refinería del Norte S.A. (“Refinor”), which has a refinery located in the Province of Salta, known as Campo Durán, with a capacity of approximately 10 million barrels.

YPF’s retail distribution network for automotive petroleum products is composed of approximately 1,731 YPF-branded service stations, representing approximately 31.1% of all service stations in Argentina.

YPF’s international operations are conducted through its subsidiaries, YPF International S.A. and YPF Holdings.

Below is an organizational chart of YPF’s main investments in controlled companies, and companies in which we have joint control or a significant influence as of the date of this annual report, including their country of incorporation, and YPF’s ownership interest in those subsidiaries. See Note 16 (b) to the Consolidated Financial Statements for a complete list of YPF’s ownership interest in other companies.

Deregulation, Privatization and Recent Developments

Beginning in the 1920s and until 1990, both the Upstream and Downstream segments of the Argentine oil and gas industry were effectively monopolies of the federal government of Argentina. During this period, YPF and its predecessors were owned by the state and controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including YPF. Following the enactment of these laws, a series of presidential decrees (referred to as the “Oil Deregulation Decrees”) were promulgated, thereby eliminating restrictions on imports and exports of crude oil (subject to approval of the Secretariat of Energy in the case of exports) and deregulating the domestic oil industry, including deregulation of the prices of oil and petroleum products and the lifting of restrictions on the opening of service stations.

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

YPF’s restructuring called for an internal management and operational restructuring and a cost reduction program, including a substantial reduction in the number of employees. The number of YPF employees was reduced from over 51,000 (including approximately 15,000 personnel under contract) as of December 31, 1990, to fewer than 10,000 by 1993. In connection with its restructuring plan, YPF also reorganized its operations, beginning in 1992, into Upstream (for exploration and production activities) and Downstream (for refining and marketing operations). The separation of these functions permitted management, for the first time in YPF’s history, to evaluate its Upstream and Downstream activities based on their respective results of operations and contributions to earnings. The Upstream and Downstream activities are now accounted for in the Exploration and Production business unit and the Refining and Marketing business unit, respectively.

In November 1992, Law No. 24,145 (referred to as the Privatization Law), which established the procedures by which YPF was to be privatized, was enacted. In accordance with the Privatization Law, in July 1993 YPF completed a worldwide offering of 160 million Class D Shares that previously had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred capital stock of YPF to five oil and gas producing provinces of Argentina and made an offer to holders of Argentina’s pension bonds and certain other claims to exchange capital stock of YPF for such bonds and other claims. In addition, approximately ten percent of YPF’s outstanding capital stock was set aside for offer to the employees of YPF upon terms and conditions established by the Argentine government in accordance with Argentine law. As a result of these transactions, the Argentine government’s ownership percentage in YPF’s capital stock was reduced from 100% to approximately 20%.

In July 1997, the shares set aside for the benefit of YPF’s employees in conjunction with the privatization, excluding approximately 1.5 million shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of YPF’s outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee share ownership plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/2006 of the Ministry of Economy and Production, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or programa de propiedad participada (“PPP”), of 1,117,717 shares of Class C stock, corresponding to the shares set aside as a reserve against potential claims, and reserving 357,987 shares of Class C stock until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of June 21, 2007, 1,353,245 Class C shares have been converted into Class D shares.

In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF’s shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Class A, B, C and D Shares at a price of U.S.$ 44.78 per share (the “Offer”). Pursuant to the Offer, in June 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for the 2.16% YPF’s Class B, C and D Shares held by minority shareholders. As of December 31, 2006, Repsol YPF controls YPF through a 99.04% shareholding.

As part of Repsol YPF’s divestment plan, YPF’s Board of Directors approved between 2004 and 2005, the following transactions, regarding YPF’s assets and related companies:

•

In July 2004, YPF, through YPF Holdings, sold for U.S.$ 43 million its interest in Global Companies LLC, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of Ps. 47 million.

•

In October 2004, YPF through YPF International S.A., sold for U.S.$ 41 million its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of Ps. 92 million.

•	In January 2005, YPF sold its interest in PBBPolisur S.A. (“PBB”) for U.S.$ 97.5 million (Ps. 285 million), recording a gain of Ps. 75 million.

•

In March 2005, YPF agreed to sell its interest in Petroquímica Ensenada S.A. (“Petroken”) for U.S.$ 58 million (Ps. 170 million), equivalent to its carrying amount. In July 2005, this sale was approved by the National Antitrust Protection Board (“CNDC”).

•	In October 2005, YPF transferred its interest in Gas Argentino S.A. to YPF Inversora Energética S.A., a company controlled by YPF.

In October 2006, YPF’s Board of Directors approved commencement of the sale of certain non-strategic Exploration and Production areas. The assets and liabilities related to this operation were reflected in the “Other

Assets” section of our Consolidated Financial Statements as of December 31, 2006. Thereafter, as of April 2007, the Company decided to suspend the sale, as previously mentioned (See Note 2 (c) to the Financial Statements).

Business Overview

As of January 1, 2005, Repsol YPF, introduced a new management model, which combined the operations of the Natural Gas and Electricity segment with the Exploration and Production segment. As a result of this change, in 2005 YPF organized its business along the following segments:

•	Exploration and Production;

•	Refining and Marketing; and

•	Chemical.

The Exploration and Production segment sells to third parties in Argentina and abroad and includes natural gas and services fees (primarily transportation, storage and treatment of hydrocarbons and products). In addition to this, crude oil produced by YPF in Argentina or received from third parties in Argentina pursuant to service contracts is transferred from Exploration and Production to Refining and Marketing at a transfer price that reflects Argentine market prices, which fluctuate according to international prices. Under certain circumstances the Refining and Marketing segment purchases crude oil from third parties.

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

Additionally, the Corporate and others segment includes other activities such as corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings’ discontinued operations.

The following table sets forth net sales and operating income for each of YPF’s lines of business for the years ended December 31, 2006, 2005 and 2004.

	For the Year Ended December 31,
	2006	2005	2004
	(in million of pesos)
Net Sales (1)
Exploration and Production (2) (3)
To unrelated parties	3,076	2,910	2,164
To related parties	774	626	752
Intersegment sales and fees (4)	14,033	11,659	11,225

Total Exploration and Production	17,883	15,195	14,141

Refining and Marketing (5)
To unrelated parties	17,651	15,791	13,144
To related parties	1,624	1,425	1,773
Intersegment sales and fees	1,526	962	891

Total Refining and Marketing	20,801	18,178	15,808

Chemical
To unrelated parties	2,401	2,062	1,958

	For the Year Ended December 31,
	2006	2005	2004
	(in million of pesos)
Intersegment sales and fees	647	207	188

Total Chemical	3,048	2,269	2,146

Corporate and other
To unrelated parties	109	87	140
Intersegment sales and fees	282	243	126

Total Corporate and others	391	330	266

Less intersegment sales and fees	(16,488)	(13,071)	(12,430)

Total net sales (6)	25,635	22,901	19,931

Operating Income (loss)
Exploration and Production	6,564	7,140	7,140
Refining and Marketing	258	1,900	1,324
Chemical	572	542	564
Corporate and other	(540)	(451)	(430)
Consolidation adjustments	29	30	(127)

Total operating income	6,883	9,161	8,471

(1)	Net sales are net to YPF after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalties with respect to YPF’s production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (g) to the Consolidated Financial Statements.

(2)	Includes exploration and production operations in Argentina and the United States of America.

(3)	From January 1, 2005, the Natural Gas and Electricity segment operations are included in the Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this change. The net sales of these operations in 2004 were Ps. 577 million, and the operating income was Ps. 262 million in 2004.

(4)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect Argentine market prices.

(5)	Includes LPG activities.

(6)	Net sales include export sales of Ps. 8,649 million , Ps. 8,644 million and Ps. 7,875 million for the years ended December 31, 2006, 2005 and 2004, respectively. The export sales were mainly to the United States of America (Ps. 1,603 million in 2006, Ps. 2,821 million in 2005 and Ps. 2,194 million in 2004), Brazil (Ps.1,125 million in 2006, Ps. 659 million in 2005 and Ps. 897 million in 2004) and Chile (Ps. 1,153 million in 2006, Ps. 1,315 million in 2005 and Ps. 1,928 million in 2004).

Exploration and Production

Reserves

Our proved reserves are associated with Concessions. In a concession, the consortium of which we are a part is entitled to the reserves that can be produced over the license period, which may be the life of the field.

The following table sets forth YPF’s estimated proved reserves and proved developed reserves of crude oil and natural gas as of December 31, 2004, 2005 and 2006 and are subject to the explanations and qualifications listed therein.

	Crude Oil (1)	Natural Gas	Combined (2)
	(millions of barrels)	(Bcf)	(boe in millions)
Proved Developed and Undeveloped Reserves
Reserves at December 31, 2004 (4)	1064	5676	2076
Revisions of previous estimates (3)	(175)	(355)	(239)
Extensions, discoveries and improved recovery	22	30	27
Production for the year	(134)	(668)	(253)

Reserves at December 31, 2005	777	4683	1611
Revisions of previous estimates (3)	9	(63)	(2)
Extensions, discoveries and improved recovery	20	46	29
Production for the year	(126)	(651)	(242)

Reserves at December 31, 2006	680	4015	1396
Proved Developed Reserves
At December 31, 2004 (4)	863	4045	1582
At December 31, 2005	604	3201	1174
At December 31, 2006	521	2571	979

(1)	Includes crude oil, condensate and natural gas liquids.

(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.

(3)	Revisions in estimates of reserves are performed at least once a year. Revision of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation.

(4)	As restated.

Net crude oil and gas proved reserves at December 31, 2006 were 1,396 million barrels of oil equivalent (49% crude oil, including condensate and natural gas liquids and 51% natural gas), a 13% decrease compared to net crude oil and gas proved reserves of 1,611 million barrels of oil equivalent reported at December 31, 2005.

Changes in YPF estimated net proved reserves

•	Restatement of Previously Reported Reserves as of December 31, 2004

On January 26, 2006, YPF announced that it would reduce its prior proved reserve estimates by 509 million barrels of oil equivalent (55% natural gas), including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. The Audit and Control Committee of YPF’s parent company, Repsol YPF, undertook an independent review of the facts and circumstances of the reduction in proved reserves. The Audit and Control Committee presented the final conclusions to the Board of Directors of Repsol YPF at its meeting of June 15, 2006. According to the independent review, the process for determining reserves with respect to YPF’s fields in Argentina was flawed from 2003 to 2004 and YPF personnel at times failed to apply properly U.S. Securities Exchange Commission (“SEC”) criteria for reporting proved reserves.

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

The tables below reflect the reconcilation of proved reserves as restated with proved reserves as originally reported for the year 2004:

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	Proved developed and undeveloped reserves	Proved developed reserves
As originally reported at December 31	1,114	908
Effect of the adjustment
As of beginning of year	(67)	(63)
Movement during the year	17	18

Total	(50)	(45)
As restated at December 31	1,064	863

	Natural gas (Billions of standard cubic feet)
	Proved developed and undeveloped reserves	Proved developed reserves
As originally reported at December 31	6,820	5,041
Effect of the adjustment
As of beginning of year	(1,531)	(1,383)
Movement during the year	387	387

Total	(1,144)	(996)
As restated at December 31	5,676	4,045

At December 31, 2004 the aggregate effect on proved reserves volumes of the reserves restatement was 254 million barrels of oil equivalent, comprising 50 million barrels of crude oil, condensate and natural gas liquids and 1,144 billion standard cubic feet of gas. This amounted to 11% of the total proved reserves originally stated at that date (2,330 million barrels of oil equivalent). Of the total aggregate effect 87% had been in the proved developed reserves category and 13% had been categorized as proved undeveloped reserves. The reserves restatement gave rise to an estimated reduction of Ps.1,132 million in the standardized measure of discounted future net cash flow for YPF. This effect represented approximately 3% of the total standardized measure that was originally stated at that date.

•	Changes in YPF estimated net proved reserves during 2005

1.	Revisions of previous estimates

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

The Aguada Toledo-Sierra Barrosa reservoir, for which the review of the production-reinjection history, together with the evolution of the pressures of the gas-cap and its analysis by the material balance method resulted in a negative revision of 21 million barrels of oil equivalent (119 billion standard cubic feet of gas), of which 28% have been reclassified as non-proved reserves. The proved reserves had been certified by DeGolyer and MacNaughton (“D&M”) at December 31, 2005.

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

•	Changes in YPF estimated net proved reserves during 2006

1.	Revisions of previous estimates

During 2006, the proven reserves were revised downwards by 2.5 million barrels of oil equivalent (a decrease of 63.0 billion cubic feet of gas and an increase of 8.7 million barrels of crude oil, condensate and natural gas liquids).

The reserves of all the productive areas were externally audited by GCA and D&M over a period of two years (2005-2006). The audit performed by GCA on all the West Business Unit in the Neuquén and Cuyana basin (“UNAO”) assets not operated by YPF resulted in the removal of 53.5 billion cubic feet of proven reserves of gas and 1.5 million barrels of proven reserves of liquids, while the results were unremarkable for the assets not operated by YPF and the minor South Business Unit in the Golfo San Jorge basin (“UNAS”) areas. The audit by D&M on the minor UNAO areas resulted in the removal of 5.4 billion cubic feet of proven gas reserves and the inclusion of 2.7 million barrels of proven reserves of liquids.

Main changes to proved reserves have been due to:

In the Northeastern basin, 9.2 billion cubic feet of gas were removed fundamentally due to the low production behavior of the Campo Durán (Tupambi) deposit in the Aguaragüe area.

In the Cuyana basin, except for the inclusion of 0.7 million barrels of oil due to the upgrading of recovery systems at the Estructura Cruz de Piedra deposit, all the other areas showed low production behavior and gave rise to an overall removal of 4.6 million barrels of oil.

In the Neuquina basin, the primary upward revisions were made in the Aguada Toledo-Sierra Barrosa area, where 52.9 billion cubic feet of gas reserves were added due to the implementation of low compression, the repair of a well, and the adjustment update of the material balance.

In the Paso Bardas Norte area, 3.7 billion cubic feet of gas reserves were added due to the adjustment of the Materials Balance in the Huitrín La Tosca deposit and in the Piedras Negras area, and 3.1 billion cubic feet of gas were reclassified as proven following the signing of a gas contract for electric power generation.

The primary revisions downward in this basin occurred in the Puesto Cortadera, Rincón del Mangrullo and Loma La Lata-Lotena deposits. Overall, 56.1 billion cubic feet of proved gas reserves were removed due to the adverse effect of some wells and the corresponding adjustment of estimates. In the Filo Morado area within the Faja Plegada, a downward revision of 23 billion cubic feet of gas and 1.6 million barrels of liquid hydrocarbons was made due to production behavior.

In Southern Argentina, the positive results of development drilling (primarily in the areas of Manantiales Behr, Zona Cental-Bella Vista Este, Escalante, El Trébol, Las Heras and Lomas del Cuy) in locations adjacent to the production areas, classified as not proved due to their geological uncertainty and to the fields’ improved production response, resulted in the inclusion of 5.5 million barrels of oil and 4.2 billion cubic feet of gas into proven reserves.

2.	Improved recovery

Additions of net proved reserves for improvements in the recovery were largely due to the successful completion of technical—economic feasibility studies for the expansion of existing projects at UNAS, which will begin to be implemented within the next three years; to the improvement of response from ongoing projects in UNAS; and to response from physical activity performed at UNAO that have added 8.7 million barrels of oil.

3.	Extensions and discoveries

In the Neuquina basin, in the Malargüe area, 1.9 million barrels were added as proven oil reserves due to the outlining activity performed at the Loma de La Mina and Loma Alta areas.

In the Rincón de los Sauces area, the projects outlining the Desfiladero Bayo Este and the Pata Mora fields, and the discoveries in the area of the CNQ7 A exploration permit resulted in the addition of 1.9 million barrels of proven oil reserves.

Proven gas reserves have been added in the Loma La Lata area as the result of offset wells in the areas Aguada Toledo-Sierra Barrosa, Lindero Atravesado, Rincón del Mangrullo and Aguada Pichana for a total of 33.8 billion cubic feet.

In the Golfo San Jorge basin, offset wells in the vicinity of to proven areas (principally at Manantiales Behr, Barranca Baya, Seco León, Lomas del Cuy and Cañadon Yatel) added 6.0 million of barrels of proven oil reserves.

An anticlinal structure of Tertiary sandstone which contains dry gas, was discovered at the Cerro Piedra field. The production started at the end of last year with one well, and the field will be fully developed after working-over three other wells. Estimated proven reserves were 8.1 billion of cubic feet (1.4 million barrels of oil equivalent).

Internal controls on Reserves and reserves audits

All of the YPF oil and gas reserves held in consolidated companies have been estimated by the YPF petroleum engineers.

At YPF all the assumptions made and the basis for the technical calculations used in the estimates regarding oil and gas proved reserves are based on the guides, norms and procedures established by Rule 4-10(a) of Regulations S-X under the SEC. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Oil and Gas reserves” for a detailed discussion of the methods and techniques used to estimate our reserves.

In order to meet the high standard of “reasonable certainty,” the reserves evaluations are stated taking into consideration additional guidance as to reservoir economic productibility requirements, acceptable proved area extend, recovery factors and improved recovery methods, commerciality under existing economic and operating conditions and project maturity.

Where applicable, the volumetric method is used to determine the original quantities of petroleum in place. Estimates are made by using various types of logs, core analysis and other available data. Formation tops, gross thickness, and representative values for net pay thickness, porosity and interstitial fluid saturations are used to prepare structural maps to delineate each reservoir and isopachous maps to determine reservoir volume. Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate the original hydrocarbon in place.

Estimates of ultimate recovery are obtained by applying recovery efficiency factors to the original quantities of petroleum in place. These factors are based on the type of energy inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the properties and their production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production are considered in estimating recovery efficiency used in determining gross ultimate recovery.

In certain cases where the above methods could not be used, reserves are estimated by analogy to similar reservoirs where more complete data are available.

All the proved reserves estimates are also evaluated and tested over all technical constraints and restrictions, including, but not limited to:

•

For depletion-type reservoir or other reservoirs where performance has disclosed a reliable decline in production-rate trends or other diagnostic characteristics, reserves are estimated by the application of appropriate decline curves or other performance relationships. In analyzing decline curves, reserves are estimated to the calculated economic limits based on current economic conditions.

Proved reserves are limited to:

a.	the portion of the reservoir delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and in the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir,

b.	the economic limit, the expiration data of a production license or, in the case of gas reserves, the expiration of applicable gas sales contracts, whichever occurs first.

•

Reserves on undrilled acreage are limited to those drilling units offsetting productive units that were reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it could be demonstrated with certainty that there was continuity of production from the existing productive formation.

•

The reserves estimated are typically expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from the properties at the year end. Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties.

•

Historical cost of operations and development of the properties evaluated, as well as product prices, including agreements affecting revenues and future operations form an integral part of the estimates and form the basis for the economic evaluation for the engineer to assist in its estimates.

To control the quality of reserves booking Repsol YPF, YPF’s parent company, has established a process that is integrated into the internal control system of Repsol YPF. Repsol YPF’s process to manage reserves booking is centrally controlled and has the following components:

a) The Quality Reserve Controller (QRC) a professional assigned at each Exploration and Production Business Unit of Repsol YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of the Group (Repsol YPF S.A. and its consolidated subsidiaries, which include YPF) and the timely reporting of the related financial impact of proved reserves changes. These QRCs are responsible for reviewing proved reserves estimates and are independent of the operating business unit to ensure integrity and accuracy of reporting.

b) A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

c) The Internal Audit, which examines the effectiveness of the Group’s financial controls, designed to assure the reliability of reporting and safeguarding of all the assets and examining the Group’s compliance with the law, regulations and internal standards.

d) A quarterly internal review from the Reserves Control Direction which is separate and independent from the operating business units, over the movement of proved reserves submitted by the Business Unit and associated with properties where technical, operational or commercial issues have arisen.

e) Booking proven reserves in any given property at any given time requires central authorization. Furthermore, the volumes booked are external audited on a periodic basis. The initial selection of the properties for externally audit is performed by the Reserves Control Direction with the approval of Repsol YPFs Audit and Control Committee. The properties for external audit in any given year are selected on the following basis:

a.	All properties on a three-year cycle, with properties audited in the first year of the cycle corresponding to those audited in the first year of the previous cycle;

b.	Recently acquired properties not audited in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates; and

c.	Approximately one-third of the volume of the net proven reserves at the end of the year of the auditing.

The properties to be externally audited in any given year may be modified for various reasons, such as the presence of new technical or production information or legal, tax or regulatory changes.

For those areas audited by independent firms, Repsol YPF’s proved reserves figures have to be within seven percent or 10 million barrels of oil equivalent of the independent auditor figures, for Repsol YPF to declare that the volumen have been ratified by an external auditor. In the event that the difference, above or below, is greater that the tolerance, Repsol YPF will reestimate its proven reserves to achieve this tolerance level or should disclose the figures of the external auditor.

The reserves in all our production areas in Argentina were externally audited by independent engineers Gaffney, Cline & Associates (“GCA”) over a three-year cycle (2002-2004).

On January 1, 2005, a second external auditing cycle began. D&M audited the main areas operated by YPF in the Cuyana and Neuquina basins and GCA audited the main areas operated by YPF in the Golfo de San Jorge basin and the reserves in the Loma La Lata-Sierras Blancas gas condensate reservoir. External audits covered 69.5% of YPF’s proved reserves in Argentina at December 31, 2005.

In 2006, GCA audited all the non-operated assets and the minor areas operated by YPF in the Golfo San Jorge basin. D&M audited the minor areas operated by YPF in the Cuyana and Neuquina basins. All these external audits of 2006 were performed at September 30, 2006.

Total YPF’s estimated proved reserves at September 30, 2006 were 1,469 million barrels of oil equivalent. At September 30, 2006 external reservoir engineers audited fields in respect of which Repsol YPF estimated as of such date proved reserves of 459 million barrels of oil equivalent in the aggregate. Of such external reservoir engineers’ aggregate audited proved reserves in respect of such fields, approximatelly 28% corresponds to the figures of the external auditor in order to comply with the tolerance criteria mentioned before.

For the areas externally audited at September 30, 2006, the final proved reserves for the year-end closing and for the filing of this 20-F at December 31, 2006 were internally adjusted as a result of the movements of the fourth quarter of 2006.

Exploration and Development Activities

Domestic Activities

The following table shows the number of wells drilled by YPF in Argentina, or in which YPF participated, and the results obtained, for the periods indicated.

	For the Year Ended December 31,
	2006	2005	2004
Gross wells drilled (1)
Exploratory
Oil	1	6	5
Gas	1	1	4
Dry	17	7	19

Total	19	14	28

Development
Oil	703	632	649
Gas	42	34	41
Dry	12	18	30

Total	757	684	720

Net wells drilled (1)
Exploratory
Oil	1	5	3
Gas	1	0	4
Dry	13	5	17

Total	15	10	24

Development
Oil	580	485	537
Gas	15	17	32
Dry	10	16	28

Total	605	518	597

(1)	“Gross” wells means all wells in which YPF has an interest. “Net” wells means gross wells after deducting interests of others.

In the UNAS, and UNAO, a series of labor and community conflicts halted the production of approximately 2.9 million of barrels of oil equivalent.

A new production record was achieved in 2006 in the Loma de la Mina field, which is located in the Neuquén basin, and is wholly owned by YPF. Production has increased by 315.1% there mainly due to the introduction of fracturing techniques in the well-drilling process.

New production records were also set for the CNQ7 A, Paso Barda Norte and Cañadón Yatel reserve areas. The 745% increase in production at CNQ7 A, which is operated by Petroandina and where YPF has a 50% stake, is mostly related to the development of new production areas. The production increases of 348.3% at Cañadon Yatel and 74.2% at Paso Barda Norte, both wholly owned by YPF, were largely the result of the drilling of new production wells (8 at Cañadon Yatel and 7 at Paso Barda Norte).

In August 2006, YPF began use of a new Low Temperature Separator (“LTS”) plant at the El Portón field, for which it had invested U.S.$65 million. The gas treated by the LTS plant is deposited into the gas pipeline system that connects the El Portón and Loma La Lata fields.

The separate Low Pressure Project under development in the Loma La Lata field, representing an estimated total investment of U.S.$25 million, is nearing its final stage and is planned to be completed by the third quarter of 2007.

Furthermore, the Ramos Low Pressure project in the Northwest of Argentina, which will increase compression capacity at that site from 23,680 HP to 38,500 HP, is on schedule and expected to be completed during the first quarter of 2008. The final investment by YPF for this project is estimated at U.S.$22 million.

During 2006, the Acambuco Joint Venture finalized its plans for the first stage of the development of the Macueta field through the construction of a roadway between Macueta and the Piquierenda plant, the construction of a facility at the Piquierenda plant to treat gas extracted at Macueta, and the completion of the Macueta well (Macueta x-1001 bis reentry). In addition, drilling of the Macueta 1003 well began in 2006, and is currently continuing. A side track was also drilled in November 2006 at San Pedrito x-2.

Work continued at Rincón de los Sauces in the Neuquina basin, in the Chihuido de la Sierra Negra field, to mitigate the natural decline that has been underway since mid-1999. The total estimated cost of this project, which began in 2005 and is expected to be completed in 2009, is estimated at U.S.$133 million. Work undertaken in 2006 included the repair of 47 wells, replacement of 70,000m of pipelines and drilling 8 replacement wells. Development of new fields, begun in 2005, has resulted in the drilling of 38 wells in Desfiladero Bayo Este, 47 wells in Jaguel Casa de Piedra, and 7 wells in Pata Mora, as of December 31, 2006. The EOR (Enhanced Oil Recovery) pilot project for gels and the WAG (Water Alternating Gas) project in Chihuido de la Sierra Negra were continued in 2006.

As of December 2006, and due to some problems that affected the main pipeline of Magallanes UTE, oil and gas production was stopped. The Company and its partner in the joint venture are working to resolve the problem, and expect that full oil and gas production will be restored by the end of September 2007.

In May 2004, the Argentine government increased the tax rate on crude oil exports from 20% to 25% and the tax on LPG exports from 5% to 20% (which was increased to 25% by Decree 509/07). It also imposed a 20% withholding on natural gas exports and a 5% withholding on gasoline exports. In August 2004, as a consequence of crude oil international price increases, the crude oil tax rate was raised over the existing 25% by adding a variable surcharge from 3% up to 20% on the WTI crude oil price when the price is greater than U.S.$32 per barrel. The percentage to be applied depends on the increase of the WTI price from U.S.$32 up to U.S.$45 per barrel. Over U.S.$45 per barrel the surcharge is 20%, the maximum applicable.

In July 2006, the Ministry of Economy and Production issued Resolution 534/06, which increased the export duty on gas exports to 45% and instructed the Customs General Administration to apply the price fixed by the framework agreement between Argentina and Bolivia for natural gas sales, as a basis upon which to determine the export tax on gas sales. Moreover, on October 10, 2006, Resolution 776/06, issued by the Ministry of Economy and Production, clarified that the export duties created by Law 25,561, Section 6 apply to exports from the Tierra del Fuego Province, which were otherwise exempted from taxes pursuant Law 19,640. Finally, Law 26,217 published on the Official Bulletin on January 16, 2007, extended the application of export duties created by Law 25,561, Section 6 for five years, and clarified that these duties apply to exports from Tierra del Fuego Province and ratified the effectiveness of Decrees No. 310/2002, 809/2002, and 645/2004, Resolutions ME No. 526/2002, and Resolutions MEyP No. 335/2004, 336/2004, 337/2004, 534/2006 and 776/2006. YPF has informed its customers that they are responsible for the export duties imposed by these Resolutions and has explained the reasons supporting its position. Although certain of YPF’s export contracts provide for the transfer of export duties to the buyers, currently some of these buyers pay export duties pursuant to a contractual reservation, as they maintain that their contracts include a “Most Favored Nation” clause, which means that they would have the right to claim the same advantages and privileges than those granted by YPF to other clients that do not receive those charges. Other of YPF´s export contracts do not provide for the transfer of export duties to the buyer.

Moreover, in May 2007 the Ministry of Economy and Production issued Decree No. 509/07, which increased to 25% the export duty on exports of butane, methane and LPG.

During 2006, 19 exploratory wells, 18 of which in the Neuqina basin and one in the Cuyana basin, were completed (gross basis) in Argentina. Two of these were successful: El Corcobo (oil) and Loma Amarilla (gas), both located in the Neuquina basin. As of December 31, 2006, two exploratory wells were under evaluation.

Three-dimensional seismic testing is being extensively used in several basins to increase exploratory success, improve the quality of exploratory prospects, optimize positioning of the wells and decrease development risk. In 2006, 2,960 km2 of three-dimensional seismic testing were recorded and evaluated, including 2,523 km2 of onshore seismic testing (1,593 km2 exploratory and 930 km2 for development), and 437 km2 of offshore seismic testing in Colorado Marina basin (as part of an 1,974 square kilometers survey completed in February 2007).

Exploration and Development Properties and Production

Domestic Properties and Production

YPF domestic operations are subject to numerous risks. See “Item 3. Key Information—Risk Factors.”

Argentina is the fourth largest hydrocarbon producing nation in Latin America and the fourth largest in reserves after Mexico, Venezuela and Brazil. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. There are 24 known sedimentary basins in the country. Eleven of these are located entirely onshore, six are combined onshore/offshore and seven are entirely offshore. Total onshore acreage is composed of 358 million acres, and total offshore acreage includes 98 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the 456 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and Noroeste in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for YPF’s activities in Argentina. As of December 31, 2006, YPF had an interest in 16.9 million net acres onshore and offshore (within the 200-meter depth line), of which 6.2 million net acres were under production concessions and 10.7 million net acres were under exploration permits.

The following table shows YPF’s gross and net interests in productive oil and gas wells and exploration permits and production concessions in Argentina by basin, as of December 31, 2006.

	Wells				Acreage
	Oil		Gas		Production Concessions (1)		Exploration Permits (1)
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)
						(thousands of acres)
Onshore
Neuquina	3,033	2,633	479	342	3,546	2,864	998	654
Golfo de San Jorge	6,753	5,951	55	55	2,472	2,347	4,927	2,464
Cuyana	840	760	—	—	427	375	945	945
Noroeste	27	6	55	19	1,329	372	—	—
Austral	92	29	70	23	602	181	—	—
Offshore	20	10	15	8	115	63	18,920	6,625

(1)

Production concessions are granted after commercially exploitable quantities of oil or gas are discovered, are based upon the estimated field size as determined by geological and geophysical techniques and are subject to adjustment based upon new information concerning the reservoir. Accordingly, not all acreage covered by production concessions is in fact producing. Acreage held under exploration permits is unproved and non-producing.

(2)	“Gross” wells and acreage include all wells and acreage in which YPF has an interest. “Net” wells and acreage equals gross wells and acreage after deducting third party interests.

Approximately 86% of YPF’s proved crude oil reserves in Argentina are concentrated in the Neuquina (56%) and Golfo San Jorge (30%) basins, and 96% of YPF’s proved gas reserves in Argentina are concentrated in the Neuquina (76%), Noroeste (12%) and Austral (8%) basins.

As of December 31, 2006, YPF held 106 production concessions and exploration permits in Argentina. YPF directly operates 69 of them, including 60 production concessions and 9 exploration permits.

As of December 31, 2006, YPF held 17 exploration permits in Argentina,10 of which are onshore exploration permits and 7 of which are offshore exploration permits. YPF has 100% ownership of 5 onshore permits and 1 offshore permit, and its participating interests in the rest vary between 27% and 50%. YPF’s interests in the riskier offshore permits vary between 30% and 50%.

As of December 31, 2006, YPF had 89 production concessions. YPF has a 100% ownership interest in 54 production concessions and its participating interests in the remaining 35 production concessions vary between 12% and 98%.

Production

The following table shows YPF’s historical average net daily crude oil, condensate, natural gas liquids and natural gas production in Argentina by basin and average sales prices for the years indicated, as well as total average daily crude oil and natural gas production.

	For the Year Ended December 31,
	2006	2005	2004
	(thousands of barrels per day)
Crude oil production (1)(3)
Neuquina	201	213	239
Golfo de San Jorge	105	108	112
Cuyana	28	31	32
Noroeste	7	9	9
Austral	5	5	7

Total oil production	346	366	399

	(millions of cubic feet per day)
Natural gas production (1)
Neuquina	1,392	1,439	1,539
Golfo de San Jorge	112	112	107
Cuyana	3	11	3
Noroeste	172	163	172
Austral	100	102	105

Total gas production	1,779	1,827	1,926

Average sales price
Oil (U.S.$ per barrel) (2)	42.81	35.53	31.39
Gas (U.S.$ per mcf)	1.63	1.34	1.07

(1)	Crude oil and gas production amounts are stated before making any deductions with respect to royalties. Royalties are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (g) to Consolidated Financial Statements.

(2)	The average sales price per barrel of oil represents the transfer price established by YPF, which reflects the Argentine market price.

(3)	Includes crude oil, condensate and natural gas liquids.

In 2006, crude oil and natural gas production, on a boe basis, decreased by 4.2% compared to 2005. As compared to 2005, crude oil (including condensate and natural gas liquids production) decreased by 5.5% in 2006. With respect to natural gas, the production decreased by 2.6% in 2006 compared to 2005.

The crude oil produced by YPF in Argentina varies by geographic area. Almost all crude oil produced by YPF in Argentina has very low or no sulfur content. Most of the natural gas produced by YPF is of pipeline quality. All of the gas fields produce commercial quantities of condensate, and substantially all of the oil fields produce associated gas.

International Properties and Production – United States

YPF’s foreign operations, through YPF Holdings, are subject to numerous risks. See “Item 3: Key Information—Risk Factors.”

As of December 31, 2006, YPF had mineral rights in 66 exploratory blocks, with a net surface area of 756 square kilometers.

YPF’s U.S. subsidiaries’ net petroleum production in the United States in 2006 and 2005 was 105 thousand and 118 thousand barrels of oil equivalent, respectively.

YPF’s U.S. subsidiaries have entered into various operating agreements and capital commitments associated with the exploration and development of their oil and gas properties. Such contractual, financial and/or performance commitments are not material, except those commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. YPF’s investment in the Neptune project includes three exploratory wells totaling U.S.$13 million. The latest well was drilled in March and April of 2004. YPF and its partners have discovered reserves that are commercially viable and the project is in the execution phase of development. The U.S. Minerals Management Service has granted a field designation that allows the lease to be maintained without beginning production after the field has been identified as commercial and a development plan has been submitted and approved. This is expected to be ready and to begin to produce by the end of 2007. During 2006 three development wells were drilled. YPF spent approximately U.S.$ 12 million in 2005 and U.S.$53 million in 2006 on this project.

On November 17, 2004, an agreement with Murphy Oil Corporation was reached to swap 50% of YPF’s interest in 13 offshore exploration blocks in the Green Canyon with 11 blocks of Murphy Oil Corporation in same area. Additionally in 2004, YPF’s U.S. subsidiaries acquired participation rights in 24 offshore exploration blocks in Alaminos Canyon, Green Canyon, Mississippi Canyon and Atwater Valley through farm-in operations. During 2005 three exploration blocks were relinquished at East Breaks and Garden Banks in the Gulf of Mexico. In 2006, six exploration blocks were relinquished or expired.

Joint Ventures and Contractual Arrangements in Argentina

YPF participates in eighteen of the most important exploration and production joint ventures in Argentina. YPF’s interests in these joint ventures range from 12% to 98%, and its obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, YPF has agreed to indemnify its joint venture partners in the event that YPF’s rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the exploration and production joint ventures in which YPF participates, see Note 6 to the Consolidated Financial Statements. YPF is also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion into production concessions and exploration permits, respectively.

Natural Gas Marketing

YPF estimates, based on preliminary figures, that natural gas delivered by transport companies in Argentina totalled approximately 1,470 Bcf in 2006. From 1980 to 2006, the production of natural gas in Argentina has grown significantly, increasing by approximately 284%, at an average annual rate of 5.1%. This increase is attributable, in part, to an increase in the number of users connected to distribution systems from approximately 2.5 million in 1980 to approximately 6.8 million by 2006. YPF does not believe that the natural gas market will continue to grow at the same rate as it has in the last twenty-six years, except if new productive areas are found and more gas is imported.

Prior to 1993, all of YPF’s gas production was delivered to Gas del Estado, the state-owned entity that operated the gas transportation and distribution system for all of Argentina. YPF now sells approximately 30% of its gas to nine local distribution companies, formed in connection with the privatization of Gas del Estado in 1992, approximately 55% to industries and power plants, and approximately 15% in exports to foreign markets. Approximately 70% of natural gas sales are from the Neuquina Basin.

The currency devaluation that began in January 2002 was initially accompanied by a freeze on natural gas prices that created very low prices for natural gas as compared to alternative fuels. Consequently, demand for these products soared while suppliers did not have any incentive to meet the extremely high growth rates in consumption.

In January 2004, Decree No. 181/04 authorized the Secretariat of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. On April 2, 2004, the Secretariat of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement is to implement a scheme for the normalization of natural gas prices. The main aspects of the agreement are: i) initial price adjustments are applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity was destined for the domestic market); ii) prices are adjusted as of May 10, 2004; and iii) the Secretariat of Energy will implement in the future a progressive scheme for the normalization of the price of natural gas destined to residential users and small commercial users. This agreement expired on December 31, 2006.

On June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette. This resolution approves a proposal of Agreement with Natural Gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Proposed Agreement 2007-2011”), giving such producers a five business-day term to enter into the Proposed Agreement 2007-2011. If within that term, the Proposed Agreement 2007-2011 is not executed by a sufficient number of producers to make it viable, the Secretariat of Energy will disregard the Proposed Agreement 2007-2011 and enact the “Procedimientos de Abastecimiento Complementario al Mercado Interno 2007-2011” (not described in Resolution No. 599/2007). Taking into account that pursuant to the current government policy, natural gas exports are subordinated to the satisfaction of any domestic demand, natural gas exports and certain domestic sales of producers that do not sign of the Proposed Agreement 2007-2011 will be called upon first in order to satisfy such domestic demand, prior to affecting export sales of the producers that have signed of the Proposed Agreement 2007-2011. The purpose of the Proposed Agreement 2007-2011 is to guarantee the supply of the domestic market demand as registered during 2006 plus the growth of residential and small commercial customers (the “Demand of the Agreement”). Producers that have signed the Proposed Agreement 2007-2011 would commit to supply a part of the Demand of the Agreement according to certain shares determined for each producer based upon to its share of production for the 36 months prior to April 2004. The Proposed Agreement 2007-2011 also establishes terms of effectiveness, and pricing provisions and limitations for each segment of the Demand of the Agreement. In order to guarantee any domestic market demand of natural gas in excess to the Demand of the Agreement, Resolution SE No. 599/2007 maintains the effectiveness of Resolutions SE No. 659/2004, 752/2005 and 1329/2006 (and further related regulations described above) as adapted by Resolution SE No. 599/2007. The Resolution also states that the Proposed Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

Taking into account the above described terms and conditions of Resolution No. 599/2007, the Company felt compelled to execute the Proposed Agreement 2007-2011, among other reasons, in order to mitigate the damages and losses that may be suffered by both the Company and the natural gas purchasers. However, the Company expressly stated that the execution of the Proposed Agreement 2007-2011 did not entail any recognition by YPF of the validity of the terms and conditions of Resolutions SE No. 265/2004; SSC No. 27/2004; SE No. 503/2004; SE No. 659/2004; SE No. 1681/2004; SE No. 752/2005; SE No. 882/2005; SE No. 939/2005; SE No. 2020/2005; SE No. 275/2006; SE No. 1329/2006; SE No. 1886/2006; MEP No. 534/2006; and/or SE No. 599/2007 (which approved the Proposed Agreement). YPF will timely challenge the validity of Resolution No. 599/2007.

YPF had a gas supply agreement with Yacimientos Petrolíferos Bolivianos (“YPFB”) with a term ending on December 31, 2006. On June 29, 2006 the Bolivian and Argentine governments executed the Framework Agreement, pursuant to which they agreed that the natural gas imports from Bolivia to Argentina should be managed by ENARSA. The Framework Agreement establishes a 20-year delivery plan of between 7.7 and 27.7 mmcm/d of Bolivian gas to Argentina. The delivery of volumes exceeding 7.7 mmcm/d is subject to the construction of the North East Pipeline, with an expected capacity of 20 mmcm/d. The agreed upon price is approximately U.S.$ 5/ mmBtu, adjusted according to a formula based upon a basket of fuels. The increased cost of the natural gas purchased pursuant to the Framework Agreement is currently absorbed by ENARSA, and financed by the Federal Government with the collection of export duties on natural gas. In the context of the Framework Agreement, on April 25, 2007, YPF accepted the offer made by ENARSA for the sale of natural gas from the Republic of Bolivia until December 31, 2009, which main terms and conditions are as follows: (i) maximum contracted quantity of up to 4,4 mmcm/d; (ii) guaranteed quantity equal to 60% of the maximum contracted quantity; (iii) take-or-pay quantity equal to 80% of the guaranteed quantity (iv) price of U.S.$ 1.6/ mmBtu for the natural gas, plus U.S.$ 0.237 /mmBtu for the liquid components contained therein; (v) price reopening in January 2008 or at any time in relation to changes in Federal Government’s compensation to ENARSA; (vi) effectiveness until December 31, 2009; and (vii) limited allowed curtailments or interruptions of supply due to operative conditions and scheduled maintenance.

YPF’s direct sale volumes to industrial users in 2006 represented 37% of total natural gas sale volumes. During 2006, YPF’s domestic natural gas sale volumes did not practically increase.

Most of YPF’s proved natural gas reserves in Argentina are situated in the Neuquina basin (76.8%), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, YPF believes that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. During the last 12 years, local pipeline companies have added approximately 57 million cubic meters per day of new capacity. These additions have improved their ability to satisfy peak-day winter demand and directly benefited YPF.

Decree No. 180/04, issued in January 2004, created a trust fund for the financing of transportation and the enlargement of distribution facilities under a global program for the issuance of debt securities and participation certificates approved by Resolution No. 185/04, issued by the Ministry of Federal Planning, Public Investment and Services on April 20, 2004. In accordance with Decree No. 180/2004, two trust funds were created to finance an expansion of the North Pipeline operated by TGN (Transportadora Gas del Norte), whose capacity increased by 1.8 million cubic meters per day (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by TGS (Transportadora Gas del Sur) whose capacity increased by 2.9 million cubic meters per day (102.4 mmcf/d) in 2005. Both expansions are currently operating. YPF has participated as investor in the trust fund for the expansion of TGN’s North Pipeline, pursuant to which gas transportation capacity from Bolivia was increased, with a contribution of about U.S.$ 100 million. This expansion will enable YPF to obtain natural gas transportation capacity in order to transport Bolivian gas imports. As of December 2006, the amounts corresponding to the contribution previously mentioned had been reimbursed to the Company.

Natural gas is delivered by YPF through its own gathering systems to the trunk lines from each of the major basins, although all of the firm capacity of the natural gas transportation pipelines in Argentina is currently apportioned among the distribution companies under long-term firm transportation contracts. All of the available capacity of the transportation pipelines is taken by firm customers during only a few days in winter, leaving capacity available for interruptible customers in varying degrees throughout the rest of the year.

As a consequence of the energy crisis in Argentina, since 2002 the Argentine Government has established resolutions and regulations which regulate both the export and internal market. These regulations have affected Argentine producers’ ability to export natural gas. In fact, YPF has appealed to the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a force majeure event under the corresponding export natural gas purchase and sales agreements. The counterparties to such agreements have rejected such invocation. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” below. In addition, these regulations have caused YPF’s business and financial condition to be adversely affected. See “Item 3. Key Information—Risk Factors—Negative Economic, Political and Regulatory Developments in Argentina Including Export Controls May Adversely Affect Our Domestic Operations” and “Item 8. Financial Information—Legal Proceedings.”

During December 1996, YPF began exporting natural gas from Argentina, delivering 37 mmcf/d to the Methanex plant (methanol producer) located in Cabo Negro-Punta Arenas in Chile under a 20-year contract. The natural gas supplied to the Methanex plant is produced in the Austral Basin. In the second quarter of 1999, an expansion of the Methanex plant increased the plant’s supply requirements to 159 mmcf/d, of which YPF supplied approximately 42 mmcf/d. In 2003, YPF entered into a 20-year agreement to supply an additional 18 mmcf/d of natural gas subsequent to the expansion of the plant, which took place in 2005. In 2010, YPF will begin to supply an additional 21 mmcf/d to the plant.

The Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, with a transportation capacity of 353 mmcf/d, it was brought on line in August of 1997, carrying natural gas from the Neuquina basin. In August 1998, the San Isidro Electricity Company (Endesa), located at Quillota, Chile, began operations using natural gas 100% supplied by YPF. This was YPF’s first export to Chile through Gas Andes with volumes averaging 63 mmcf/d. The contract is for a term of 15 years. In addition, since the end of 1999, YPF supplies 20% of the natural gas requirements of the electricity company Colbun (11 mmcf/d). This contract is for a term of 15 years. During the first quarter of 2003, YPF started supplying natural gas to Gas Valpo (35 mmcf/d) under a 15-year contract.

In December 1999, Gasoducto del Pacífico, a consortium in which YPF has a 10% interest, completed the construction of a natural gas pipeline connecting Loma La Lata (Neuquén, Argentina) with Chile. The pipeline has a capacity of 318 mmcf/d and carries natural gas from the Neuquén Basin. Since December 1999, YPF has supplied, through Gasoducto del Pacífico, natural gas to a distribution company that further distributes natural gas to residential and industrial clients (99 mmcf/d). This contract is for a term of 18 years.

In the second half of 1999, two natural gas pipelines, with a carrying capacity of 300 mmcf/d each, connecting Salta, Argentina, to Región II in Chile, were brought on line. The pipelines were planned to carry natural gas from the Noroeste Basin. Beginning in January 2000, YPF started supplying natural gas to thermal power plants in northern Chile (113 mmcf/d).

Through the 560 mmcf/d natural gas pipeline, which links Aldea Brasilera, Argentina, to Uruguayana, Brazil, YPF supplies to AES’s thermal power plant with 99 mmcf/d of gas under a 20-year contract. In the second half of 2000, YPF started delivering gas produced in the Neuquina Basin.

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

During the last quarter of 1999, YPF began supplying 40 mmcf/d of natural gas under a 12-year contract to the Termoandes power plant located in Salta, Argentina. Pursuant to a modification to that contract, YPF committed to supply 26 mmcf/d rather than the 40 mmcf/d of natural gas originally agreed upon. The natural gas comes from the Noroeste Basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

YPF has continued to analyze the possible utilization of natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing gas during periods of low demand and selling the natural gas stored during periods of high demand. The most advanced gas storage project undertaken by YPF in Argentina is “Diadema”, which is located in the Patagonia region, near Comodoro Rivadavia City. The gas injection into the reservoir started in January 2001, and YPF has accomplished its fourth season of gas withdrawal. YPF has recently abandoned a gas injection/withdrawal pilot project in Lunlunta Carrizal, located 60 kilometers South-East of Mendoza, because of the inadequate gas cap growing into the reservoir. Accordingly, the assets corresponding to this project have been reduced to their recovery value.

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

Mega required an investment of approximately U.S.$ 715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tonnes of gasoline, LPG and ethane. YPF is

Mega’s main supplier of natural gas. The fractioning plant production is used in the petrochemical operations of PBB and is also exported by tanker to Petrobras’ facilities in Brazil.

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

In 2006, these plants generated altogether approximately 9,441 GWh in the aggregate.

YPF also owns and operates power plants supplied with natural gas produced by YPF, which produce power for use by YPF in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	The power plant located at the Plaza Huincul refinery (40 MW).

Other Activities

Natural Gas Distribution

YPF currently holds through its subsidiary YPF Inversora Energética S.A. a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2006, Metrogas distributed approximately 7.90 billion cubic meters of natural gas to 2 million customers in comparison with approximately 7.67 billion cubic meters of natural gas distributed to 2 million customers in 2005. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA has reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange, YPF Inversora Energética S.A. will hold a 31.7% stake in GASA. The agreement has been presented to the Argentine entities CNDC and Ente Nacional Regulador del Gas (“ENARGAS”) and is subject to their approval as condition precedent to the closing of the MRA. The MRA included a creditors’option to terminate that agreement if by December 7, 2006, the closing of the debt restructuring had not occurred. Since the CNDC and the ENARGAS approvals have not yet been obtained the closing is still pending, but up to this date the creditors have not communicated their intention to terminate the MRA.

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

During 2005, Refining and Marketing segment was organized into the following Divisions:

•	Refining Division;

•	Logistic Division;

•	Domestic Marketing Division;

•	International Marketing Division; and

•	LPG General Division.

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

YPF’s Refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The Refineries are strategically located along YPF’s crude oil pipeline and product pipeline distribution systems. In 2006, 87.9% of the crude oil processed by YPF’s Refineries was supplied by YPF’s Upstream operations. YPF, through Refinor, also owns a 50% interest in a 26,100 barrel per calendar day refinery located in the Province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for YPF’s Refineries for each of the three-years ended December 31, 2006:

	For the Year Ended December 31,
	2006	2005	2004
	(millions of barrels)
Throughput crude/Feedstock	118.1	113.1	112.0
Production
Diesel fuel	47.7	43.9	44.2
Gasoline	31.1	32.3	32.5
Jet fuel	5.7	6.6	5.5
Base oils	2.8	2.7	3.0

	(thousands of tonnes)
Fuel oil	1,548	1,198	935
Coke	929	967	961
LPG	595	596	617
Asphalt	186	204	207

In 2006, overall volumes of crude oil processed increased by 4.4% compared with 2005 and volumes sales in foreign markets were 25% lower than in 2005. Refinery capacity utilization in 2006 reached 98.4%, compared with 94.4% in 2005 and 93.1% in 2004.

The La Plata Refinery is the largest refinery in Argentina, with a capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit and a lubricants complex. The refinery is located at the port in the city of La Plata, in the Province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. In 2006, the refinery processed approximately 179,400 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata Refinery for 2006 was 3.9% higher than in 2005. The crude oil processed at the La Plata Refinery comes mainly from YPF’s own production in the Neuquina and Golfo de San Jorge basins. Crude oil supplies for the La Plata Refinery are transported from the Neuquina basin by pipeline and from the Golfo de San Jorge basin by vessel in each case to Puerto Rosales and then by pipeline from Puerto Rosales to the refinery.

YPF has been implementing an environmental program to address contamination generated prior to YPF’s privatization, with particular emphasis on effluents. In 2004, the project “Integral Treatment of Liquids Effluents” at La Plata Refinery was concluded and in 2006, the project “Integral Adapting of Effluent Treatment System” at the Luján de Cuyo Refinery was concluded.

In September 2003, YPF approved a project for the construction of a new Fluid Cracking Catalysts (“FCC”) naphtha splitter and a desulfuration unit in the La Plata Refinery and in 2004 approved a project for the construction of a new naphtha splitter in the Luján de Cuyo Refinery. Both projects, which were completed during 2006, will allow YPF to meet higher technical requirements imposed by legislation in Argentina that limit the level of sulfur in fuels (gasolines).

In December 2006, La Plata Refinery was audited by prestigious international insurance companies and received an “above average” rating.

The Luján de Cuyo Refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, an Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, and hydrocracking and hydrotreating units. In 2006, the refinery processed approximately 109,100 barrels of crude oil per calendar day. The incremental amount of crude oil processed is a consequence of many factors, including improved operational techniques, elimination of “bottlenecks,” the use of crude oil of a different quality than that for which the facility was designed, and the fact that each unit has a margin of processing above its nominal capacity. The capacity utilization rate for 2006 was 4.0% higher than in 2005. Because of its location in the western Province of Mendoza and its proximity to significant distribution terminals owned by YPF, the Luján de Cuyo Refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. Luján de Cuyo Refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 88% of the crude oil processed at the Luján de Cuyo Refinery is produced by YPF. Most of the crude oil purchased from third parties comes from oil fields in Neuquén or in Mendoza.

In May 2005, Lujan de Cuyo Refinery was audited by prestigious international insurance companies, and received a “Better than average” rating.

The Plaza Huincul Refinery, located near the town of Plaza Huincul in the Province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. In 2006, the refinery processed approximately 26,000 barrels of crude oil per calendar day. The incremental amount of crude oil processed is a consequence of many factors like good operation, elimination of bottlenecks, the crude oil use of qualities different from those for which the facilities were designed, and also the fact that each unit has a margin of processing with respect to its nominal capacity, among others. The capacity utilization rate for 2006 was 8.7% higher than in 2005. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata Refinery for further processing. Plaza Huincul Refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at Plaza Huincul Refinery is mostly produced by YPF. In 2006, 19% of the refinery’s crude supplies were purchased from third parties.

In December 2006, Plaza Huincul Refinery was audited by prestigious international insurance companies, and received a “Good to Very Good” rating.

During 1997 and 1998, each of the Refineries, YPF’s La Plata Petrochemical Plant and YPF’s Applied Technology Center were certified under ISO 9002 and ISO 14000 (environmental performance) and were recertified under ISO 9001 (version 2000) in 2003.

Capital expenditures in 2006 for efficiency and environmental projects and other improvements at the three Refineries were U.S.$ 141.1 million.

Logistic Division:

Crude Oil and Products Transportation and Storage

YPF has available for its use a network of five major pipelines, two of which are wholly owned by YPF. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. YPF has total crude oil tankage of approximately seven million barrels and maintains terminal facilities at five Argentinean ports.

Information with respect to YPF’s network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (bpd)
Puesto Hernández	Luján de Cuyo Refinery	100%	528		75,000
Puerto Rosales	La Plata Refinery	100%	585		316,000
La Plata Refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	18%	428	(2)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.

(2)	This pipeline stopped operating on December 29, 2005.

YPF owns two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo Refinery (528 kilometers) and the other connects Puerto Rosales to the La Plata Refinery (585 kilometers ) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 kilometers). YPF also owns a plant for storage and distribution of crude oil in the northern Province of Formosa with an operating capacity of 19,000 cubic meters, and in the city of Berisso in the Province of Buenos Aires there are two tanks with 60,000 cubic meters of capacity. YPF owns 37% of Oleoductos del Valle S.A., operator of 888 kilometers of pipelines, its main pipeline being a double 513 kilometer pipeline that connects the Neuquina basin and Puerto Rosales. At December 31, 2006, YPF had an 18% interest in the 428 kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline stopped operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from smaller production in the north of the province of Neuquén. At present the future destination of the pipeline is under evaluation and the assets related to this pipeline were reduced to their recovery value.

YPF also owns 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (Province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (Province of Santa Cruz), which has a capacity of 246,000 cubic meters. Finally, YPF has a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connect Brandsen (60,000 cubic meters of storage capacity) to the ESSO Refinery in Campana (168 km) in the Province of Buenos Aires.

In Argentina, YPF also operates a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. YPF also owns 16 plants for the storage and distribution of refined products with an approximate operating capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or river connections. YPF also operates 53 airplane refueling facilities (40 of them are wholly owned) with a capacity of 24,000 cubic meters, owns 27 trucks, 112 suppliers and 16 dispensers. These facilities provide a flexible countrywide distribution system and satisfy the growing needs of exports to foreign markets, mainly to neighboring countries and to the United States of America. Products are shipped mainly by truck, ship or river barge.

Marketing Division:

Domestic Marketing Division

Through its Marketing Division, YPF markets gasoline, diesel fuel and other petroleum products to retail and wholesale customers. In 2006, retail, wholesale, lubricants and specialties, and aviation sales reached Ps. 11,913 million, representing 62% of Refining and Marketing consolidated revenue, with Ps. 5,656 million generated by retail customers.

Until December 31, 2006, the Retail Division’s sales network in Argentina included 1,731 retail service stations, of which 98 are directly owned by YPF, and the remaining 1,633 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”) (a wholly-owned subsidiary of YPF), operates 167 of our retail service stations, 79 of which are directly owned by YPF, 24 of which are leased to ACA (Automovil Club Argentino), and 64 of which are leased to independent owners. Additionally, YPF has a 50% interest in Refinor, which operates 76 retail service stations.

YPF estimates that, as of December 31, 2006, YPF’s points of sale accounted for 31.1% of the Argentine market. In Argentina, Shell, Petrobras and Esso are YPF’s main competitors and own approximately 14.5%, 13.1% and 9.4%, respectively, of the points of sale in Argentina, according to the last information available.

During 2006, YPF slightly increased its market share in the diesel fuel and gasoline markets from 53.8% in 2005 to 54.8%, according to internal calculations. YPF will continue its efforts to eliminate non-strategic existing stations, and dealer-operated stations which do not comply with the level of operational efficiency that YPF requires.

The “Red XXI” marketing program, launched in October 1997, which has significantly improved operational efficiency and provides YPF with immediate performance data from each station, is aiming to connect most of its service stations network. Currently, 1,461 stations are linked to the Red XXI system, with plans to add approximately 18 additional stations in 2007.

YPF has continued developing its technical seminars and courses for station personnel and employees in order to improve the quality of services currently provided by service stations. In 2006, approximately 10,250 service station employees of YPF’s owned and branded service stations participated in training courses throughout the year.

In order to improve the performance of the gas stations, YPF has been increasing the standard of its services and management systems, including certificating 211 gas stations with ISO 9001, 144 gas stations with ISO 9001 and ISO 14001, and 24 gas stations with ISO 9001, ISO 14001 and OHSAS 18001. The total number of certificated gas stations is 379. Additionally, 32 gas station stores are in the ISO 22000 (food safety management systems) certification process.

YPF’s sales to the agricultural sector are principally conducted through a network of 134 distributors (nine of which are owned by YPF). During 2006, the Wholesale Division increased by 14 the number of exclusive distribution contracts it holds with independent distributors.

Sales to transportation, industrial, utility, and mining sectors are made primarily through YPF’s direct selling efforts. The main products sold in the domestic wholesale market include diesel fuel and fuel oil. During 2006, the direct selling division has begun the non-oil sale of products such as bags for storing grains, fertilizers and glyphosate.

In December 2002, the Wholesale Division obtained the ISO 9001 certification covering the design, operation, marketing, customer service and management processes. As of December 2006, there are 64 diesel fuel distributors under ISO certification, nine of which are owned by YPF. Among them, 38 had ISO 9001 certification, 23 had ISO 9001 and 14001 certification, and 3 had ISO 9001, 14001 and OHSAS 18001 certification.

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

During 2006, YPF’s Lubricants and specialties sales to local markets increased by 28% from Ps. 947 million in 2005 to Ps. 1,216 million in 2006. YPF exports lubricants to 20 countries, including the United States. During 2006, a new independent distributor on behalf of YPF began operations in Canada, and YPF also began to study the possibility of entering the lubricants and specialties market in Mexico. Sales to export markets increased by 10% from Ps. 192 million in 2005 to Ps. 212 million in 2006. During 2006, total lubricants sales increased by 32%, total asphalt sales increased by 16% and total derivatives sales increased by 23%.

In a market of increasing costs, the strategy of differentiation followed by YPF’s Lubricants and specialties unit allowed it to maintain its position of leadership in the Argentine market despite experiencing a slightly decreased market share, from 37.5% in 2005 to 36.9% in 2006. Lead domestic automotive manufacturers Ford, VW, Scania, Seat, Porsche and General Motors, which represent more than 60% of the automotive industry in Argentina, exclusively use and recommend YPF lubricant products.

YPF has demonstrated its commitment to alternative fuels, through its biofuels programs, which were recently integrated as a new business unit in the Lubricants and specialties department. YPF’s main objectives in this area are to produce biofuels for the domestic Argentine market, to create associations for the production of biodiesel in light of the potential of the European Union as an export market of Argentina, and to launch a national research program into alternative crops as sources for biofuels.

With respect to the domestic market for biofuels, a recent Argentine law (Law 26,093) establishes that beginning in January 2010, every gasoline or diesel oil sold in Argentine will have to contain at least 5% of biofuels.

International Marketing Division

The International Marketing Division sells crude oil and refined products to international customers and oil to domestic oil companies. Sales to international companies for 2006 totaled Ps. 4,945 million (U.S.$1,606 million), 80% of which represented sales of refined products, 12% of which represented crude oil deliveries and the remaining 8% of which represented sales of marine fuels. On a volume basis, sales consisted of 5.50 million barrels of crude oil, 21.2 million barrels of refined products and 1.67 million barrels of marine fuels. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, liquefied petroleum gases, light naphtha and virgin naphtha. YPF’s export sales are made principally to the United States, Mexico and Brazil. Domestic sales of crude oil reached Ps. 677 million (U.S.$ 221 million) and 5.6 million barrels in 2006. Domestic sales of marine fuels, reached Ps. 258 million (U.S.$ 84 million) and 1.5 million barrels.

LPG General Division:

Production

YPF is one of the largest LPG players in Argentina, with a yearly production of 734,815 tonnes in 2006 (including 212,053 tonnes of LPG destined for petrochemical usage). This represents approximately 20.07% of total LPG Argentine production (including LPG destined for petrochemical usage).

YPF also has a 50% interest in Refinor, a jointly controlled company, which produced 350,453 tonnes of LPG in 2006.

The LPG division obtains LPG from natural gas processing plants and from its refineries and petrochemical plant. It also purchases LPG from third parties as detailed in the following table:

Purchase (tonnes)
LPG from Natural Gas Processing Plants:(1)
Loma La Lata	3,125
General Cerri	33,016
El Portón	124,648
San Sebastián	16,703

Total Upstream	177,492

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	235,151
Luján de Cuyo Refinery	88,071
La Plata Petrochemical Plant	22,048

Total Refineries & Petrochemical Plants (2)	345,270

LPG purchased to jointly controlled companies: (3)	120,374

LPG purchased to unrelated parties	95,908

Total	739,044

(1)	San Sebastian plant is a joint-venture in which YPF owns 30% interest; Loma La Lata and El Portón are 100% owned by YPF; General Cerri belongs to a third party, having a façon agreement with YPF.

(2)	This production is net of 214,874 tonnes of LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).

(3)	Purchased to Refinor.

LPG Marketing

YPF sells LPG to the foreign market, domestic wholesale market and domestic retail market.

YPF 2006 LPG sales can be broken down by market as follows:

Sales Capacity (tonnes)
Domestic market
Retail to related parties under common control	237,362
Other bottlers/propane network distributors	105,000
Other Wholesales	79,813
Foreign market/exports

Exports	359,501

Total Sales	781,676

Total sales of LPG (excluding LPG used as petrochemical feedstock) to both domestic and foreign markets was Ps. 820 million in 2006.

Chemicals

During 2006, YPF’s revenues from chemical sales were Ps. 3,048 million and the operating income was Ps. 572 million.

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

Natural gas, raw material for methanol, is supplied by YPF’s upstream unit. Production from the Methanol unit during 2006 was destined for export (71.0%), to YPF’s internal consumption as feedstock for MTBE and TAME (17.7%) and to the local market (11.3%).The use of natural gas as a raw material makes possible the monetization of reserves, which demonstrates the integration between the petrochemical and the upstream units.

The raw materials for petrochemical production in Ensenada, including virgin naphtha, propane, butane, and kerosene, are supplied mainly by the La Plata Refinery.

In 2006, petrochemicals sales from Ensenada Industrial Complex, Methanol units and YPF’s fertilizer retail units were Ps. 2,518 million, with the domestic market accounting for 61% and exports for 39%. During 2006, the exports were destined to Mercosur countries, Latin American countries, Europe, the United States and Middle East.

YPF also participates in the fertilizer business directly and through Profertil S.A. “Profertil” (a 50% subsidiary of YPF).

Profertil is a jointly controlled investment between YPF and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001. YPF is Profertil’s principal supplier of natural gas, supplying approximately 35.7% of Profertil’s feedstock.

In January 2005, YPF sold its interest in PBB, a chemical company, for U.S.$ 97.5 million, recording a gain of Ps. 75 million.

In March 2005 YPF sold its interests in Petroken, a jointly controlled company, for U.S.$ 58 million, equal to its carrying amount. In July 2005, this operation was approved by the CNDC.

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

YPF operates in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and, accordingly, may fluctuate for a variety of reasons. Some of the prices in the internal market are controlled by local authorities. Changes in the international price of crude oil and refined products will have a direct effect on YPF’s results of operations and on its levels of capital expenditures. See “Item 3. Key Information—Risk Factors—Fluctuations in Oil and Gas Prices Affect Our Level of Capital Expenditures.”

Environmental Matters

YPF – Argentine operations

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

In 2006, YPF continued to make investments in order to comply with new Argentine fuel specifications that are expected to come into effect between 2008 and 2016, pursuant to Resolution No. 1283/2006 of the Secretariat of Energy (which replaces the Resolution No. 398/2003).

During 2006, YPF invested U.S.$ 23.8 million at La Plata Refinery and U.S.$ 9.9 million at Luján de Cuyo refinery in order to meet the previously indicated new gasoline quality environmental specifications. The investments were mainly in the FCC fractioning and gasoline hydrotreatment units.

In addition YPF has completed basic engineering studies and begun detailed engineering studies for the construction of diesel fuel-oil desulfuration units at La Plata and Luján de Cuyo refineries. These projects have been delayed due to the postponement of the implementation of fuel specification regulations.

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

In addition to the projects related to the new specification standards mentioned above, YPF has begun to implement a broad range of environmental projects in the Domestic Exploration and Production and Refining and Marketing segments. Capital expenditures for those environmental projects associated with Refining and Marketing segment’s projects during 2006 were U.S.$ 64.7 million. A significant portion of the environmental program is dedicated to La Plata Refinery and Luján de Cuyo Refinery. The primary projects at La Plata include installation of separation and water treatment systems to replace existing systems, air pollution control devices, flare gas recovery systems, hydrocarbon recovery systems, double bottoms in several tanks and site remediation. In addition, during 2006, the storage facilities at certain service stations were replaced by new and safer technologies, such as double wall tanks and flexible pipes.

Capital expenditures associated with Domestic Exploration and Production environmental projects during 2006 were U.S.$ 61.4 million and included oil and gas recovery systems and remediation of well sites, tank batteries and oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

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

Regarding climate change, YPF has been developing a strategy since 2002 to address the requirements of the Kyoto Protocol. The main elements of this plan are the following:

•	Actively promote the identification and pursuit of opportunities to reduce emissions within YPF. For that, YPF takes into account the cost of carbon into its business decisions; and

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

YPF Holdings—Operations in the United States of America

Laws and regulations relating to health and environmental quality in the United States affect nearly all of YPF Holdings’ operations in the United States.

In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus Energy Corporation (“Maxus”) agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used to conduct Chemicals’ business as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs.

The environmental policy of Tierra Solutions Inc. (“Tierra”) is the result of the alleged obligations of Maxus, as described in the previous sections, as a consequence of actions or facts that occurred in the decades of the 1940s and 1970s and attributed to Maxus by Chemicals’ predecessor companies. Notwithstanding those actions and existing liabilities relating thereto, at the present time, with respect to the present operations of the YPF Holdings’ affiliates, no violations of or conflicts with effective environmental legislation in the U.S. have been detected.

See the heading “Legal Proceedings—YPF Holdings” under “Item 8. Financial Information” of this annual report for a description of environmental matters in connection with YPF Holdings.

Property, Plant and Equipment

Most of YPF’s property, consisting of interests in crude oil and natural gas reserves, refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. YPF also owns property in the United States. See “Item 4. Information on the Company.”

There are several classes of property which YPF does not own in fee. YPF’s petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, the exploration and production assets of YPF associated with the particular property subject to the relevant concession revert to the government. In addition, at December 31, 2006, YPF leased 88 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with YPF for the distribution of YPF products.

Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry is regulated by Law No. 17,319, which was adopted in 1967 and amended by Law No. 26,197. Law 17,319, as amended, is referred to as the “Hydrocarbons Law.”

The executive branch of the Argentine government issues the regulations to complement this law through the national Secretariat of Energy. The regulatory framework of the Law No. 17,319 was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and was designed to implement the transfer of ownership of reservoirs to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

The Privatization Law granted YPF 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. Law No. 17,319 limits the number and total area of exploration permits or production concessions that may be held by any one entity. YPF was exempted from such limit with regard to the exploration permits and production concessions awarded to it by Law No. 24,145. The National Department of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of Law No. 17,319, has objected to the award of new exploration permits and production concessions in which YPF has a 100% interest. If such a limit is applied in the future, it may affect YPF’s ability to acquire 100% of new exploration permits and/or exploitation concessions. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces in accordance with Decree No. 1,055/89 and Law 24,145, YPF participates in competitive bidding rounds organized since the year 2000 by several provincial governments for the award of contracts for the exploration of hydrocarbons.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, ENARSA. The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and marketing of electricity. Moreover, Law 25,943 granted to ENARSA exploration permits over all the national off-shore areas, not covered by endorsed exploration permits or exploitation concessions, at the time of the enactment of the law.

The transfer of property to the provinces was implemented through the enactment of legal provisions that effectively amended Law No. 17,319.

•

In October 1994, the Argentine national constitution was amended, pursuant to which Article 124 now establishes that natural resources existing within a province’s territory are the property of such province.

•

In August 2003, executive Decree No. 546/03 transferred to the provinces the right to grant hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas” as well as in other areas designated by the competent provincial authorities.

•	In January 2007, Law No. 26,197 established the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the national constitution.

In light of the existing legal framework governing the hydrocarbon reservoirs, the Argentine Congress is entrusted to enact laws and regulations to develop mineral resources existing within the national territory, while the governments of the provinces where the mineral and hydrocarbon reservoirs are located are responsible for enforcing these laws.

In addition, in October 2006, Law No. 26,154 created a regime of tax incentives which are aimed at encouraging hydrocarbon exploration and which apply to new exploration permits awarded in respect of the marine areas granted to ENARSA and those over which no rights have been granted to third parties under Law No. 17,319, provided the provinces in which the hydrocarbon reservoirs are located adhere to this regime. Association with ENARSA is a precondition to access the benefits provided by the regime created by Law No. 26,154. Promotional benefits include: early reimbursement of the value added tax for investments and expenses made in the exploration period and for investments made within the production period; accelerated amortization of expenses and investments made in the exploration period and investments made in connection with production, as regards income tax; and exemptions to the payment of import duties for capital assets not manufactured within Argentina. To date of this filing, the Company has not used the tax incentives previously mentioned.

Law No. 26,197

Law No. 26,197, which amended Law No. 17,319, transferred to the provinces and the City of Buenos Aires the ownership over all hydrocarbon reservoirs located within their territories and in the adjacent seas up to 12 marine miles from the coast. Law No. 26,197 also provides that the hydrocarbon reservoirs located beyond 12 marine miles from the coast to the outer limit of the continental shelf shall remain within the National state ownership.

Pursuant to Law No. 26,197, Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including its sea), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of law No. 17,319 and the regulations which complement this law.

Consequently, even though Law No. 26,197 establishes that the provinces shall be responsible for administering the hydrocarbon fields, the National Congress shall continue issuing rules and regulations regarding the oil and gas legal framework. Additionally, the National government shall continue with the power to design of the national energy policy.

It is expressly stated that the transfer will not affect the rights and obligations of the exploration permit and production concession titleholders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located.

Law No. 26,197 provides that the National government shall remain with authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities shall be transferred to the provinces.

In addition, Law No. 26,197 provides a 180 day term as of its promulgation in which the National Executive Branch and the provinces shall take all necessary steps in order to reach an agreement regarding transfer of relevant information (e.g., statistical, environmental, and technical information about oil and gas fields).

Finally, Law No. 26,197 grants the following powers to the Provinces: (i) the exercise in a complete and independent manner of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the fulfillment of all applicable legal and/or contractual obligations as regards investments, rational production, information, canon and royalties payment; (iii) the extension of legal and/or contractual terms; (iv) the application of sanctions provided in Law No. 17,319 and (v) all the other faculties related to the granting power pursuant to Law No. 17,319.

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, Law No. 25,561 granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which Argentina was then immersed.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina to overcome the economic crisis:

•

Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps. 1.40 for each U.S.$ 1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps. 1.00 for each U.S.$ 1.00. The deposits and obligations converted into pesos will be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (“CER”), to be published by the Argentine Central Bank. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of YPF’s dollar-denominated debt is governed by non-Argentine law.

•

Conversion into pesos at an exchange rate of Ps. 1.00 for each U.S.$ 1.00 of all obligations outstanding among private parties at January 6, 2002 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos will be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of the goods or services that are the object of the obligation are higher or lower than its price expressed in pesos, then either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts. Decree No. 689/02 established an exception to the Public Emergency Law and regulations and provides that the prices of long-term natural gas sale and transportation agreements executed before the enactment of the Decree and denominated in U.S. dollars will not be converted into pesos (Ps. 1.00 for each U.S.$ 1.00) when the natural gas is exported.

•

Conversion into pesos at an exchange rate of Ps. 1.00 for each U.S.$ 1.00 of all tariffs of public services and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. See also “—Taxation” below.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

The Hydrocarbons Law permits surface reconnaissance of territory not covered by exploration permits or production concessions, upon authorization of the Secretariat of Energy and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information gained as a result of surface reconnaissance must be provided to the Secretariat of Energy and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Under the Hydrocarbons Law, the Secretariat of Energy and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in the Oil Deregulation Decrees, and permits covering areas in which YPF was operating at the date of the Privatization Law and that were granted to YPF by such law. In 1991, the national executive established a program under the Law No. 17,319 (known as the Argentina Plan) pursuant to which exploration permits may be auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not to exceed 10,000 square kilometers (15,000 square kilometers offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50%

of the remaining acreage covered by the permit. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder may obtain an exclusive concession for the production and development of this oil and gas. A production concession gives the holder the exclusive right to produce oil and gas from the area covered by the concession for a term of 25 years (plus, in certain cases, a part of the unexpired portion of the underlying exploration permit). The term may be extended for an additional 10 years by application to the Secretariat of Energy and/or competent provincial authorities. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation” below.

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

Holders of production concessions, including YPF, also are required to pay royalties to the province where production occurs. A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. The royalty expense is accounted for as a production cost. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

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

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine government in the case of reservoirs under federal jurisdiction (i.e. located within the continental platform), without payment to the holder of the concession.

On March 16, 2006 the Secretariat of Energy issued Resolution No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions have to present details of their proved reserves existing in each of the areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves by national universities (which offer degrees in oil and gas engineering). The aforementioned certification only has the meaning established by Resolution No. 324/06, according to which it should not be interpreted as a certification of oil and gas reserves under the SEC rules (see “Item 4. Information on the Company—Exploration and Production—Reserves”).

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

New cross-border gas pipelines have been built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as YPF are currently exporting natural gas to the Chilean and Brazilian markets. Exports of natural gas require prior approval by the Secretariat of Energy. In 2001, Resolution No. 131/01 was passed by the Secretariat of Energy to expedite the issuance of authorizations for natural gas exports. The issuance of new authorizations was suspended by Resolution No. 265/04 issued by the Secretariat of Energy in March 2004.

As discussed in “—Exploration and Development Properties and Production—Natural Gas Marketing” above, Decree No. 180/04, issued in January 2004, created a trust fund for the financing of transportation and distribution facilities enlargement under a global program for the issuance of debt securities and participation certificates approved by Resolution No. 185/04, issued by the Ministry of Federal Planning, Public Investment and Services on April 20, 2004.

Transportation

Law No. 17,319 permits the National Executive to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Pursuant to Law No. 26,154, enacted in October 2006, the respective Province Executives have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the executive branch. The holder of a transportation concession has the right to:

•	transport oil, gas, and petroleum products; and

•

construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretariat of Energy, for oil and petroleum pipelines, and by the ENARGAS, for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by YPF at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

On January 13, 2004, the Secretariat of Energy issued Resolution No. 5/04 establishing the maximum tariffs that may be collected by the holders of transportation concessions during the term of 180 days as of the day of publication of such resolution in the official gazette. This term was extended for an additional 180 days as of October 2004, by means of Resolution No. 963/04. After that, the term was extended by Resolution No. 972/05 until such time as new tariffs are issued.

Additionally, pursuant to Law No. 26,154, all transportation concessions entirely located within a province’s jurisdiction and not directly connected to any export pipeline are to be transferred to such province. The executive branch of the Argentine government is to be the authority of enforcement of all transportation concessions located within two or more provinces and all transportation concessions directly connected to export pipelines.

Refining

Crude oil refining activities conducted by oil producers or others are subject to Argentine government registration requirements and safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections. Registration in the registry of oil companies maintained by the Secretariat of Energy is also required in order to operate a refinery in Argentina. The refineries operated by YPF are so registered in this manner. Registration is granted on the basis of general financial and technical standards.

Market Regulation

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions have the right to produce and own oil and gas and are allowed to dispose of such production in the market without restrictions. In 2002, Decree No. 867/02 declared a temporary emergency for the provision of hydrocarbons within Argentina for the period May through September 2002, and authorized the Secretariat of Energy to establish the volume of crude oil and LPG to be sold in the domestic market until September 30, 2002. Moreover, Resolutions No. 140/02 and No. 166/02 (both derogated) established for the period June through September 2002 a ceiling over crude oil exports on a percentile basis.

At present YPF, as well as private companies producing oil under service contracts with YPF, following the conversion of such contracts to concessions, may sell their production in domestic or export markets and refiners may obtain crude oil from suppliers within or outside Argentina.

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

Resolution No. 85/2003 of the Secretariat of Energy ratified the agreement entered into between crude oil producers including YPF, and refiners for the stability of the price of crude oil, gasoline and diesel fuel. This agreement provides that during the first quarter of 2003, the crude oil forwarded to the refineries by producers shall be invoiced and paid based on a WTI crude oil reference price of U.S.$ 28.50 per barrel. The difference between this reference price and the actual WTI crude oil price will be assigned to an “price adjustment account” and the producer will receive the difference between the reference price and the actual WTI price from the moment that the actual WTI price falls below the reference price. The amounts assigned to the price adjustment account will yield an annual interest rate equal to the higher of (i) LIBOR (London Interbank Offered Rate) plus 2% or (ii) 8% per year. Crude oil sale agreements effective or entered into between January and March 2003 were to incorporate an additional clause reflecting this mechanism. This clause will be reviewed on a monthly basis and may be terminated by any party if (i) the peso exchange rate depreciates below Ps. 3.65=U.S.$ 1 (Banco de la Nación Argentina seller quotation), (ii) WTI crude oil prices exceed U.S.$ 35 per barrel for 10 consecutive quotation days, (iii) WTI crude oil prices fall below U.S.$ 22 per barrel for 10 consecutive quotation days or (iv) taxes and/or export duties applicable to oil producers are increased. Resolution No. 85/2003, its extensions and amendments were in force until April 30, 2004. On February 25, 2003 oil producers and refiners entered into a supplementary agreement to the agreement for the stability of the price of crude oil, gasoline and diesel fuel. The parties to this supplementary agreement agreed to extend the agreement for the stability of the crude oil, gasoline and diesel fuel until March 31, 2003 and to fix a maximum WTI reference price of U.S.$ 36 per barrel in any agreement for the delivery of crude oil to the local market entered into between oil producers and refiners until March 31, 2003. This agreement was extended over 2003 and through May 2004. Moreover, the parties agreed that the amounts assigned to the adjustment of price account will yield an annual interest rate equal to the higher of: (i) LIBOR plus 2% or (ii) 7% per year. At present, the crude oil forwarded by producers like YPF to local refineries is priced to reflect, among other things, the alternatives YPF has to sell the product in the open market, thereby taking into account the WTI price and applying a coefficient that reflects the effect of customs duties on the export of crude oil over the actual WTI price.

In April 2002, the national government and the main oil companies, including YPF, reached an agreement to regulate a subsidy provided by the Argentine government to public bus transportation companies. This agreement, named “Convenio de Estabilidad de Suministro de Gas Oil,” or “Agreement on Stability of Supply of Diesel Fuel”, was approved by decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps. 0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies were to compensate for the difference between the fixed price and the market price through a reduction of their export duties. This agreement was extended through August 31, 2002. Through new price-stabilization agreements the subsidy was extended through June 30, 2005 and was increased up to Ps. 0.82 per liter. After June 25, 2005, the price paid by transporters was reduced to Ps. 0.42 for local public transportation and to Ps. 0.62 for the rest of public transportation. As of the date of this filing, this subsidy is still in force and a new extension of the agreement is under negotiation.

The Secretariat of Energy has issued a series of resolutions affecting the fuel market. For example, Resolution No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self Consumption, Storage, Distributors and Bulk

Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; Resolution No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold by fuel manufacturers and by sellers; Resolution No. 1,834/05 compels service stations and/or supply point operators and/or self consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Secretariat of Energy; Resolution No. 1,879/05 established that refining companies registered by the Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to the local market, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable overcosts to the refining company; and Resolution No. 1869/04 created the registry of diesel fuel and crude oil export transactions, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. Finally, Disposition No. 1,157/06 of the Under Secretariat of Fuels provides that fuel sellers who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, and which for any reason are seeking to terminate such contract, shall report the termination in advance with the Under-Secretariat of Fuels in order to inform the Secretary of Domestic Commerce of the situation. In that case, the Secretary of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply. Finally, Resolution No. 25/06 of the Secretariat of Domestic Commerce imposes on the refining companies the obligation to supply all gas oil demand, in those cases in which the relevant supply contract with the service station operator includes exclusivity with the supplier.

In January 2004, Decree No. 180/04 (i) created the Electronic Gas Market (“MEG”) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services and (ii) established information duties for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Secretariat of Energy). According to Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Decree No. 181/04 authorized the Secretariat of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. On April 2, 2004, the Secretariat of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement is to implement a scheme for the normalization of natural gas prices. The main aspects of the agreement are: i) initial price adjustments are applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity is destined for the domestic market); ii) prices are adjusted as of May 10, 2004; and iii) the Secretariat of Energy will implement in the future a progressive scheme for the normalization of the price of natural gas destined to residential users and small commercial users. This agreement expired on December 31, 2006.

On June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette. This resolution approves a proposal of Agreement with Natural Gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Proposed Agreement 2007-2011”), giving such producers a five business day term to enter into the Proposed Agreement 2007-2011. If within that term, the Proposed Agreement 2007-2011 is not executed by a sufficient number of producers to make it viable, the Secretariat of Energy will disregard the Proposed Agreement 2007-2011 and enact the “Procedimientos de Abastecimiento Complementario al Mercado Interno 2007-2011” (not described in Resolution No. 599/2007). Taking into account that pursuant to the current government policy, natural gas exports are subordinated to the satisfaction of any domestic demand, natural gas exports and certain domestic sales of producers that do not sign of the Proposed Agreement 2007-2011 will be called upon the first in order to satisfy such domestic demand, prior to affecting export sales of the producers that have signed of the Proposed Agreement 2007-2011. The purpose of the Proposed Agreement 2007-2011 is to guarantee the supply of the domestic market demand as registered during 2006 plus the growth of residential and small commercial customers (the “Demand of the Agreement”). Producers that have signed of the Proposed Agreement 2007-2011 would commit to supply a part of the Demand of the Agreement according to certain shares determined for each producer based upon to its share of production for the 36 months prior to April 2004. The Proposed Agreement 2007-2011 also establishes terms of effectiveness, and pricing provisions and limitations for each segment of the Demand of the Agreement. In order to guarantee any domestic market demand of natural gas in excess to the Demand of the Agreement, Resolution SE No. 599/2007 maintains the effectiveness of Resolutions SE No. 659/2004, 752/2005 and 1329/2006 (and further related regulations described above) as adapted by Resolution SE No. 599/2007. The Resolution also states that the Proposed Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

Taking into account the above described terms and conditions of Resolution No. 599/2007, the Company felt compelled to execute the Proposed Agreement 2007-2011, among other reasons, in order to mitigate the damages and losses that may be suffered by both the Company and the natural gas purchasers. However, the Company expressly stated that the execution of the Proposed Agreement 2007-2011 did not entail any recognition by YPF of the validity of the terms and conditions of Resolutions SE No. 265/2004; SSC No. 27/2004; SE No. 503/2004; SE No. 659/2004; SE No. 1681/2004; SE No. 752/2005; SE No. 882/2005; SE No. 939/2005; SE No. 2020/2005; SE No. 275/2006; SE No. 1329/2006; SE No. 1886/2006; MEP No. 534/2006; and/or SE No. 599/2007 (which approved the Proposed Agreement). YPF will timely challenge the validity of Resolution No. 599/2007.

In March 2004, the Secretariat of Energy issued Resolution No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

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

In March 2004, the Under-Secretariat of Fuels, pursuant to the authority given to it under Resolution No. 265/04, issued Regulation No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, Regulation No. 27/04 established a limit on natural gas export authorizations, which, absent an express authorization by the Under-Secretariat of Fuels, may not be granted for volumes exceeding exports registered during 2003.

In June 2004, the Secretariat of Energy issued Resolution No. 659/04, thereby removing the limit on natural gas exports authorizations (based on a comparison of export volumes in 2004 with export volumes in 2003) established by regulation No. 27/04. In addition, Resolution No. 659/04 established a new program for the adequate supply of natural gas to the domestic market (which substitutes for the program created by regulation No. 27/04). Under Resolution No. 659/04 (amended by Resolution No. 1,681/04), natural gas exports may be affected due to shortages of natural gas in the domestic market, since exporting producers may be required to deliver to the domestic market additional volumes of natural gas that are not contractually committed by such producers in order to satisfy the internal demand of natural gas (additional injection requirements). The export of natural gas under export permits previously granted to producers is conditioned on the fulfillment of additional injection requirements imposed on exporting producers by governmental authorities. Such program was further amended and supplemented by Resolution No. 752/05 issued by the Secretariat of Energy in May 2005, which reduced the ability of producers to export natural gas, and created a mechanism under which the Secretariat of Energy may require exporting producers to inject additional volumes for domestic consumers during a seasonal period (Permanent Additional Injection), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Regulation No. 27/04, Resolution No. 659/04 and Resolution No. 752/05, the Secretariat of Energy and/or the Under-Secretariat of Fuels have instructed YPF to re-direct natural gas export volumes to the internal market, thereby affecting natural gas exports. YPF has challenged the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a force majeure event under the corresponding natural gas purchase and sales agreements. The counterparties to such agreements have rejected such invocation.

Resolution No. 752/05 also established a mechanism (further regulated by Resolutions No. 2,020/05 and 275/06) under which industrial and commercial consumers, above certain consumption levels, that were purchasing natural gas from distributors, could purchase gas directly from the producers. According to such resolution, from certain dates distributors were no longer able to supply gas to such industrial and commercial consumers, and such consumers could require the producer to transfer its natural gas supply commitments with distributors. Likewise,

Resolution No. 752/05 establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, which demand requirements are ensured by the Secretariat of Energy with Permanent Additional Injection required to exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, which satisfaction is also ensured by the Secretariat of Energy with Permanent Additional Injection required from exporting producers.

Pursuant to the standardized irrevocable offers procedure mentioned above, which will operate at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Injection only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Additional Injection will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Secretariat of Energy No. 1886/2006, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Under-Secretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

Under the unbundling process, the Secretariat of Energy issued Resolution No. 2,020, which segmented low consumption residential and commercial customers into three groups: (i) consumption between 1000 and 5000 m³/d, (ii) consumption between 500 and 1000 m³/d and (iii) consumption between 300 and 500 m³/d. Subgroup (i) started to receive gas directly from the producers in January 2006, subgroup (ii) in April 2006 and subgroup (iii) is still pending to be unbundled. This latter subgroup and all residential consumption which is supplied by distributors has not received any increase in price.

On September 22, 2006, by means of Resolution No.1329/2006, the Secretariat of Energy defined which volumes it deems to be comprised within the scope of the agreement between the Secretariat of Energy and gas producers (ratified by Resolution MPFIPyS No. 208/04), unilaterally modifying the scope of such agreement. The following volumes were included in the agreement pursuant to such resolution: (i) volumes, not contractually committed, that the authorities decided should be supplied by producers to distribution companies; (ii) volumes contractually committed by producers to distribution companies; (iii) volumes contractually committed with New Direct Consumers pursuant to the unbundling process; (iv) volumes required to be delivered to compressed natural gas stations, as Permanent Additional Injection, and pursuant to the special market created for these consumers within MEG; and (v) volumes contractually committed between producers and power generators (including generators comprised in the agreement and other generators). This resolution also obligates producers to give first priority in their injections of natural gas to the volumes that are deemed to be comprised within the scope of the agreement pursuant to this Resolution, and obligates transportation companies to guarantee these priorities through the allocation of transportation capacity.

Law No. 26,020 enacted on March 9, 2005 sets forth the Regulatory Framework for the Industry and Commercialization of LPG. The Law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina; and declares such activities to be of public interest. Among other things, the law:

•	Creates the Registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property.

•	Protects the trademarks of LPG bottlers.

•	Creates a price reference system, pursuant to which, the Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 Kilograms or less.

•

Gives the Secretariat of Energy a 120 day term to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the Antitrust Agency, make an analysis of the composition of the LPG market and its behavior, in order to establish limitations on the concentration of the market in each phase, or limitations to the vertical integration throughout the chain of the LPG industry. Such limitations must include affiliates, subsidiaries, and controlled companies.

•	Grants open access to LPG storage facilities.

By Resolutions No. 792/2005 (dated 6/28/2005), No.1071/2005 (dated 9/22/2005), No.344/06 (dated 3/21/2006) and No. 1340/06 (dated 10/5/2006) the Secretariat of Energy established, among other issues, the reference prices applicable to sales of 45 kg LPG bottles, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Under-Secretariat of Fuels.

US Environmental Regulations

In addition, federal, state and local laws and regulations relating to health and environmental quality in the United States, where YPF Holdings Inc. (“YPF Holdings”) operates, affect nearly all the operations of this subsidiary. These laws and regulations set various standards for certain aspects of health and environmental quality, provide for penalties and other liabilities for such standards violations, and establish remedial obligations in certain circumstances. Particularly strong measures and special provisions may be appropriate or required in environmentally sensitive foreign areas of operations. Many of YPF Holdings’ United States operations, conducted primarily through Maxus Energy Corporation (“Maxus”), are subject to the requirements of the following U.S. environmental laws:

•	Safe Drinking Water Act;

•	Clean Water Act;

•	Clean Air Act;

•	Resource Conservation and Recovery Act;

•	Occupational Safety and Health Act;

•	Comprehensive Environmental Response, Compensation and Liability Act; and

•	various other federal and state laws.

These laws address environmental issues, including limits on the discharge of waste associated with oil and gas operations, investigation and clean-up of hazardous substances, workplace safety and health, natural resource damages claims, and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance.

Other Regulations

During 2005, the Secretary of Energy, by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. Management is assessing the effect of the resolution.

By Resolution No. 404/1994, the Secretary of Energy amended previous Resolution Nº 419 of 1993, and created the Registry of Independent Professionals and Safety Auditing Companies (“Registro de Profesionales Independientes y Empresas Auditoras de Seguridad”) which shall act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractionation of LPG in containers or cylinders. The rule sets forth the obligation to perform external audits by professionals registered in the Registry of oil refineries, gas stations, and all fuel storage plants mentioned in Section 1 of Resolution SSC No. 6/1991. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties exist for failure to perform the audits and remedial or safety tasks, including the disqualification of plants or gas stations. In addition, a set of obligations is established in relation to the fuel underground storage systems, including a mechanism for instant information in cases of loss or suspicion of loss from the storage facilities.

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

In compliance with the provisions of the Law No. 25,561 on Public Emergency and Foreign Exchange System Reform, the Argentine government imposed (via the Executive Decrees No. 310/2002 and 809/2002, as amended by Resolutions No. 335/04, 336/04 and 337/04 issued by the Ministry of Economy and Production on May 11, 2004) customs duties on the export of crude oil at a rate of 25%, butane, methane and LPG at a rate of 20% and gasoline and diesel fuel at a rate of 5%. Moreover, on May 26, 2004, through the issuance of Decree No. 645/04, an export duty on the export of natural gas and NGL was established at a rate of 20%. Finally, on August 4, 2004 the Ministry of Economy and Production issued Resolution No. 532/04 establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In July, 2006, the Ministry of Economy and Production issued Resolution 534/06, which increased to 45% the export duty on gas exports and instructed the Customs General Administration to apply the price fixed by the framework agreement between Argentina and Bolivia as an estimation basis upon which to determine the export tax on gas sales. On October 10, 2006, Resolution 776/06, issued by the Ministry of Economy and Production, clarified that the export duties created by Law 25,561, Section 6, apply to exports from the Tierra del Fuego Province, which were otherwise exempted from taxes, pursuant to Law 19640. Finally, Law 26,217, published in the Official Bulletin on January 16, 2007, extended the application of export duties created by Law 25, 561, Section 6, for five years, and clarified that these duties apply to exports from the Tierra del Fuego Province and ratified the effectiveness of Decrees No. 310/2002, 809/2002, 645/2004, Resolutions ME No. 526/2002, Resolutions MEyP No. 335/2004, 336/2004 and 337/2004, 534/2006 and 776/2006. Moreover, in May 2007 the Ministry of Economy and Production issued Decree No. 509/07, which increased to 25% the export duty on exports of butane, methane and LPG.

Certain contracts under which YPF exports gas provide that any tax (whose definition YPF believes is inclusive of the export duties mentioned above) that is created after the execution of such agreements shall be borne by the buyer thereof. Consequently, it is reasonable to estimate that the applicable export duties will not be entirely borne by YPF.

Antitrust Agreement

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF was required to assume after the acquisition of the majority of YPF’s share capital. Repsol YPF, in a letter dated June 17, 1999, accepted the Ministry’s requirements, which are described below:

•

Repsol YPF must instruct YPF not to renew specified contracts under which YPF purchases natural gas. Repsol YPF estimated that these contracts accounted for approximately 15% of the natural gas sold in Argentina by YPF and Repsol YPF in 1998.

•

By January 1, 2001, Repsol YPF was required to divest itself of Argentine refining capacity equal to 4% of total Argentine installed capacity at December 31, 1998 and of a number of service stations that account for a sales volume equivalent to that of Eg3 S.A., a refining and marketing Argentine subsidiary of Repsol YPF (“Eg3”) in 1998. Both of these requirements were satisfied through the swap agreement with Petrobras. In addition to Eg3, the swap agreement encompassed other assets located in Argentina. Repsol YPF received assets in Brazil valued at approximately U.S.$ 559 million.

•	Until the gas contracts referred to above have expired, Repsol YPF may not participate in any new electricity generation projects.

•	Repsol YPF must eliminate from YPF’s LPG export contracts any provision prohibiting reimportation by the buyer.

•

By December 1, 2002, Repsol YPF must reduce its share of the Argentine retail LPG market by 4%. Repsol YPF estimated that the combined Repsol YPF/YPF share of this market was approximately 38% at December 31, 1998.

•

During the period until December 1, 2002, Repsol YPF must pass on, in the form of price reductions, any benefits resulting from economies of scale in its Argentine LPG operations resulting from the YPF acquisition. Repsol YPF believes that these benefits consisted mainly of cost reductions, which could be passed directly to consumers.

YPF believes that it has complied with all the obligations required in the letter delivered on June 16, 1999, by the Argentine Ministry of Economy and Public Works and the Argentine government has not raised any objections to the performance of those obligations.

On March 14, 2000, the Secretariat for the Defense of Competition and the Consumer of the Ministry of Economy and Production (Secretaría de Defensa de la Competencia y del Consumidor del Ministerio de Economía y Producción) issued a press release stipulating the following series of guidelines establishing the manner in which Repsol YPF must meet its obligation under the June 16, 1999, letter of the Argentine Ministry of Economy and Public Works requiring that Repsol YPF dispose of refining assets and service stations in Argentina in connection with its acquisition of control of YPF:

(1)	Repsol YPF must make the required sale of service stations to a single purchaser.

(2)	The block of service stations and refining capacity to be sold must correspond to an equivalent of Repsol YPF’s share of the relevant geographical and product markets prior to its acquisition of YPF in 1999. The sale of the block of service stations must keep Repsol YPF’s market share at YPF’s pre-acquisition market share levels. Repsol YPF must transfer refining capacity sufficient to permit adequate supply for the block of service stations transferred.

(3)	The entity acquiring the service stations and refining assets must have no agreements with Repsol YPF. In addition, Repsol YPF may not transfer the assets to any related entity or to an entity which has a market share greater than 10% for each of refining and service station activities in Argentina.

(4)	The Secretariat for the Defense of Competition and the Consumer of the Ministry of Economy and Production may supervise Repsol YPF’s divestment of the specified assets. The Court of Defense of Competition will have the authority to review Repsol YPF’s disposal of the specified refining assets and service stations.

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

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen No. 235) which would have effectively required YPF to liquidate 100% of its export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70/30% regime set out in Decree No. 1,589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank of Argentina, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion. On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank of Argentina, and requesting confirmation of YPF’s right to freely dispose of up to 70% of its export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its exports. This decision was appealed by the Central Bank and the Ministry of Economy and Production.

On December 27, 2002, the government issued Decree No. 2,703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and byproducts, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its byproducts. Although the recitals and the first part of Section 1 of Decree No. 2,703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1,589/89, YPF applies this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2,703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1,589/89 has been repealed by Decree No. 530/91 and No. 1,606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action. Moreover, since Decree No. 2,703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, YPF has expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not derogate Decree No. 1,589/89 and, thus, that the right of free disposal of export receivables was effective between issuance of Decree No. 1,606/01 and Decree 2,703/02. On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil & gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil & gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree 2,703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy and Production from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy and Production. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree No. 1,606/01 to the date on which Decree 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeal procedures, as well as request precautionary measures within the frame of other judicial proceedings.

ITEM 4A.	Unresolved Staff Comments

We do not have any unresolved staff comments.

ITEM 5.	Operating and Financial Review and Prospects

You should read the information in this section together with the Consolidated Financial Statements and the related notes included in this annual report. YPF prepares its consolidated statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 13 and 14 to the Consolidated Financial Statements provide a summary and the effect of the significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP. Note 15 provides certain additional disclosures required under U.S. GAAP. Additionally, Oil and Gas disclosures are included in the “Supplemental information on oil and gas producing activities (unaudited).”

Summarized Income Statement

	For The Year Ended December 31,
	2006	2005	2004
	(in millions of pesos)
Net sales	25,635	22,901	19,931
Cost of sales	(15,821)	(11,258)	(9,212)
Gross profit	9,814	11,643	10,719
Administrative expenses	(674)	(552)	(463)
Selling expenses	(1,797)	(1,650)	(1,403)
Exploration expenses	(460)	(280)	(382)
Operating income	6,883	9,161	8,471
Income on long term investments	183	39	154
Other expenses, net	(204)	(545)	(981)
Financial income (expense), net and holding gains	454	102	138
Income from sale of long-term investments	11	15	—
Impairment of other assets	(69)	—	—

Net income before income tax	7,258	8,772	7,782
Income tax	(2,801)	(3,410)	(3,017)

Net income from continuing operations	4,457	5,362	4,765
Income on discontinued operations	—	—	3
Income from sale of discontinued operations	—	—	139

Net income	4,457	5,362	4,907

YPF’s Characteristics

YPF’s operations are affected by a number of factors, including:

•	The volume of crude oil, oil products and natural gas we produce and sell;

•	Changes in international prices of crude oil and oil products;

•	Fluctuations in the Argentine peso/U.S. dollar exchange rate;

•	Interest rates;

•	Changes to our capital expenditures plan;

•	Price controls;

•	Introduction of new taxes or higher taxes on sales; and

•	Changes in laws and regulations affecting our operations.

As mentioned in “Item 3. Key Information-Risk Factors”, fluctuations in the Argentine economy and actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including YPF. Specifically, the Company has been affected and might be affected in the future by inflation, interest rates, price controls, business regulations, tax regulations and, in general, by the political, social and economic environment in and affecting Argentina. See “Item 3. Key Information-Risk Factors” for detailed descriptions of factors that affect YPF’s operations, and “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government” for detailed descriptions of regulations that affect our business.

Specifically, the average export sales price per barrel realized by YPF from Argentina, before withholdings, was U.S.$ 53.11 in 2006, U.S.$ 41.31 in 2005 and U.S.$ 33.65 in 2004. Future changes in international oil prices, the fluctuation of the peso against the dollar and any additional economic measures which the Argentine authorities could adopt will continue to affect YPF’s results.

Historically, YPF’s results fluctuated during the year as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel was diversified, thus generating an increase in its long-term demand throughout the year.

During the year ended December 31, 2004, YPF Holdings sold its interests in Global Companies LLC and affiliates (“Global”), and YPF International S.A. sold its interests in YPF Indonesia Ltd. Income from these sales was included in the “Income from sale of discontinued operations” account of the statements of income. As a consequence, Global and YPF Indonesia Ltd’s results are disclosed in “Income on discontinued operations” account of the statements of income.

Due to the sales of the interests in Global and in YPF Indonesia Ltd., YPF conducts its main activities in Argentina, where almost 100% of total consolidated sales were made during 2006, including oil and product exports.

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

Functional Currency

YPF has determined the U.S. dollar as its functional currency, because YPF transacts more of its operations in U.S. dollars or indexed to U.S. dollars than in any other currency. For U.S. GAAP reconciliation purposes, financial statements are remeasured into U.S. dollars and the assets and liabilities are translated into Argentine pesos (“reporting currency”) at the exchange rate prevailing at year end and revenues, expenses, gains and losses are translated at the exchange rate existing at the time of each transaction, or, if appropriate, at a weighted average of the exchange rates during the year.

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

The determination of the functional currency to be applied to a business for accounting purposes is a decision that impacts, among other things, the reported results of operations, the exchange income or losses recorded and the translation differences arising from the conversion of its financial statements from the functional currency to the company’s reporting currency.

Oil and Gas Reserves

The estimation of oil and gas reserves is an integral part of the decision making process about oil and gas assets, such as whether development should proceed or enhanced recovery methods should be implemented. As further explained below, oil and gas reserve quantities are used for calculating depreciation of the related oil and gas assets using the unit-of-production rates and also for evaluating the impairment of our investments in upstream assets.

At YPF all the assumptions made and the basis for the technical calculations used in the estimates regarding oil and gas proved reserves are based on the guides, norms and procedures established by Rule 4-10(a) of Regulations S-X under the SEC.

YPF manages its hydrocarbon resources on a project management basis: exploration of basin and prospects (non-proved reserves), appraisal (non-proved reserves) and development and production categories (proved reserves). When a discovery is made, volumes are transferred from the exploration category to the appraisal category.

Resources in a field will only be categorized as proved reserves when all the criteria for attribution of proved status have been met, including an internally imposed requirement for project approval expected within six months and, for additional reserves in existing fields, the requirement that the reserves be included in the business plan and scheduled for development within three years. Internal approval and final investment decision are what we refer to as project sanction.

After approval, all booked reserves will be categorized as proved undeveloped (PUD). Volumes will subsequently be categorized from PUD to proved developed (PD) as a consequence of development and production activities. When part of a well’s reserves depends on a later phase of activity, only that portion of reserves associated with existing, available facilities and infrastructure moves to PD. The first PD booking will occur at the point of first oil or gas production. Major development projects typically take one to three years from the time of initial booking to the start of production. Changes to reserves booking may be made due to analysis of new or existing data concerning production, reservoir performance, commercial factors, acquisition and divestment activity, additional reservoir development activity, legal, tax or regulatory changes. Over time, undeveloped reserves are reclassified into the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed.

In order to estimate its proved reserves, YPF prepares internal estimates and uses, to a certain extent, estimates and audits of independent engineers. The internal process for the estimation of proved reserves is internally audited by senior level geoscience and engineering professionals with significant technical experience, integrated in the Reserves Control Group. Although we are reasonably certain that the proved reserves will be produced, the timing and amount ultimately recovered might be affected by a number of factors, including completion of development projects, actual reservoir performance and significant changes in long-term oil and gas price levels. Proved reserve estimates are therefore subject to future revisions (either upward or downward) based on new information which becomes available, such as from development drilling and production activities, changes in prices, contract terms or development plans. See also “Item 4. Information on the Company—Exploration and Production—Reserves.”

For YPF estimates of proven reserves, all information and requirements are prepared using standard geological and engineering methods generally accepted by the petroleum industry. The nature and scope of procedure to be performed or combination of methods to be utilized in the analysis of each reservoir is tempered by experience with similar reservoirs, the stage of development of the reservoir, the quality and completeness of the data regarding the reservoir and its production history.

See “See “Item 4. Information on the Company—Exploration and Production—Reserves” for a detailed discussion on reserves estimates internal control and audits.

YPF follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expenses. Occasionally, however, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expenses.

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

Revisions of crude oil and natural gas proved reserves are considered prospectively in calculating depreciation.

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method and a liability is recognized for this concept in the estimated value of the discounted payable amounts.

Foreign unproved properties have been valued at costs translated as detailed in Note 1 to the Consolidated Financial Statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure that their carrying value does not exceed their estimated recoverable value.

Impairment of long-lived assets

YPF assesses the recoverability of its held-for-use assets on a business segment basis for Argentine GAAP purposes. With respect to operations that are held as pending sale or disposal, YPF’s policy is to record these assets at amounts that do not exceed net realizable value.

For Argentine GAAP, held-for-use properties, grouped as described in previous paragraphs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An asset would be impaired if the discounted cash flows were less than its carrying value.

The impairment of oil and gas producing properties is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves, adjusted for risks related to such reserves, in each field owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long-term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset. The estimated cash flows are based on future levels of production, the future commodity prices, lifting and development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic regulatory climates and other factors.

Charges for impairment are recognized in YPF’s results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value.

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

Depreciation

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves is treated prospectively by depreciating the remaining book value of the assets over the future expected production, affecting the following year’s net income. In 2006, 2005 and 2004, YPF recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps. 3,223 million, Ps. 2,180 million and Ps. 1,936 million, respectively.

Asset retirement obligations

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the same estimated value of the discounted payable amounts. Future estimated retirement obligations and removal costs are based on management’s best estimate of the time that the event will occur and the assertion of costs to be met with the removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and public expectations, are constantly changing. Consequently, the timing and future cost of dismantling are subject to significant modification. The timing and the amount of future dismantling expenditures are reviewed annually. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect on the liability and the related capitalized asset and in the future charges related to the retirement obligations.

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

Reserves are established to cover litigation and other contingencies, including counsel fees and judicial expenses, which are probable and can be reasonably estimated. The final costs arising from litigation and other contingencies may vary from YPF’s estimates on differing interpretations of laws, opinions and final assessments on the amount of claims. As such, changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the amount of reserves for litigation and other contingencies recorded.

Reserves totaling Ps. 1,952 million, Ps. 1,561 million and Ps. 1,298 million as of December 31, 2006, 2005 and 2004, respectively, have been established to afford contingencies which are probable and can be reasonably estimated. In the opinion of the management and its external counsel, the amount reserved reflects the best estimate, based on the information available as of the date of the issuance of these financial statements and of the possible outcome of contingencies discussed above.

Exchange differences generated by the translation of interests in foreign entities

Beginning January 1, 2006, the Company applied new generally accepted accounting principles introduced by Resolution CD No. 93/2005 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”) which were issued to make uniform the accounting principles of the different jurisdictions of Argentina. These new accounting principles were adopted by the NSC through Resolutions No. 485/2005 and No. 487/2006.

With respect to changes attributable to the application of the Argentine generally accepted accounting principles, the exchange difference generated by the translation of interests in foreign companies and the changes in the fair value of effective cash flow hedges of jointly controlled companies, which prior to the adoption of the new generally accepted accounting principles were included in an intermediate account between liabilities and shareholders’ equity, shall be included as a component of the shareholders’ equity in the account “Deferred earnings.”

Defined benefit pension plans and other post-retirement and post-employment benefits provided to employees of foreign companies

As of December 31, 2006, the Company applied the dispositions established by Technical Resolution No. 23 – “Post-employment benefits and other long-term benefits”, which were approved by the NSC through Resolution No. 494/2006.

The liabilities related to those benefits were valued at net present value and were accrued based on the service of employees during the prior year of service.

As a result of the adoption of the new generally accepted accounting principles mentioned above, the prior year’s information as of the beginning of each year was modified as follows:

	Deferred earnings			Unappropiated retained earnings
	Gains (Losses)			Gains (Losses)
	2006	2005	2004	2006	2005	2004
Translation of interests in foreign entities	(4)	6	(125)	—	—	—
Pension Plans and other post-employment benefits of foreign entities	—	—	—	25	31	(230)

	(4)	6	(125)	25	31	(230)

Presentation of financial statements

The Consolidated Financial Statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Argentine GAAP until February 28, 2003, when the restatement in constant money was discontinued. See Note 1 to the Consolidated Financial Statements.

U.S. GAAP Reconciliation

The recurrent difference between YPF’s net income under Argentine GAAP and its net income under U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the restatement into Argentine constant pesos, the effects of the reorganization of entities under common control, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, proportional consolidation of investments in jointly controlled companies, and the consolidation of Variable Interest Entities.

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

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for YPF and certain of its subsidiaries and investees, the U.S. dollar to be its functional currency in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, YPF has remeasured into U.S. dollars the Consolidated Financial Statements as of December 31, 2006, 2005 and 2004, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain of YPF’s subsidiaries and investees, YPF has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income, as a component of shareholders’ equity.

The amounts obtained from the remeasurement process referred to above are translated into Argentine pesos under the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Argentine pesos Ps. 3.06, Ps. 3.03 and Ps. 2.98 to U.S.$ 1, as of December 31, 2006, 2005 and 2004, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. As of December 31, 2006, 2005 and 2004, the remeasurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps. 2,065 million, Ps. 1,479 million and Ps. 1,447 million, respectively.

YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The proportional consolidation generated an increase of Ps. 446 million, Ps. 381 million and Ps. 672 million in total assets and total liabilities as of December 31, 2006, 2005 and 2004, respectively, and an increase of Ps. 1,451 million, Ps. 1,216 million and Ps. 1,122 million in net sales and Ps. 774 million, Ps. 681 million and Ps. 640 million in operating income for the years ended December 31, 2006, 2005 and 2004, respectively.

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level, and they would be impaired if the discounted cash flows, considered at business segment level, were less than its carrying value. With respect to assets that were held pending sale or disposal, YPF’s policy was to record these assets on an individual basis at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, YPF performs the impairment review on an individual field basis. Other long-lived assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long—Lived Assets”, by comparing the net book value of such an asset with the expected cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, YPF estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustments under U.S. GAAP of the impairment provisions as of December 31, 2006, 2005 and 2004 were Ps. 491 million, Ps. 611 million and Ps. 773 million, respectively, mainly corresponding to YPF’s Exploration and Production segment. Impairment charges under U.S. GAAP amounted to Ps. 71 million, Ps. 2 million and Ps. 177 million for the years ended December 31, 2006, 2005 and 2004, respectively. The impairment recorded in 2006 was mainly the result of the downward revision in reserves made by YPF in December 2006. It was also due to certain non-strategic Exploration and Production areas that were available for sale at that time, and accordingly were valued at fair value less cost to sell (see Item 4. Information on the Company—Deregulation, Privatization and Recent Developments). The impairment recorded in 2005 was mainly the result of the downward revision in reserves made by YPF in December 2005. See “Item 4. Information on the Company—Exploration and Production.” The impairments recorded in 2004 were the result of studies conducted that have revealed a decrease in proved reserves.

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of Ps. 197 million, Ps. 170 million and Ps. 122 million for the years ended December 31, 2006, 2005 and 2004, respectively.

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

Under U.S. GAAP, results on reorganization of entities under common control are eliminated and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on reorganization of entities under common control and account receivables are recognized in the statement of income and the balance sheet, respectively.

YPF, through its indirect subsidiary Greenstone Assurance Limited, is a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated by and for its shareholders, all of whom are engaged in energy operations. Pursuant to OIL’s Rating and Premium Plan, there is a withdrawal premium (the “Avoided Premium Surcharge” or “APS”) to which insured members are liable under certain circumstances which include cancellation and non-renewal of the policy. The APS is calculated by OIL at its sole discretion, it is final and the amount shall not exceed the applicable future premiums that the insured would have paid absent such cancellation or non-renewal, in respect of losses incurred before the date on which the cancellation or non-renewal takes place. Such obligation, in substance, is similar to a retrospective premium to recover past losses which is paid, either through future premium payments (if the member remains in OIL) or as a one-time payment if the member withdraws from OIL. The effect on net income under U.S. GAAP, as of December 31, 2004, was Ps. 123 million, which was recorded in the subsequent year for Argentine GAAP purposes.

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

As of December 31, 2006, YPF has operations with one variable interest entity (“VIE”), which has been created in order to structure YPF’s future deliveries of oil (“FOS”). Additionally, up to September 2005, YPF had operations with a VIE related to another FOS transaction, which was settled in advance, as described in Note 10.c to the Consolidated Financial Statements. For a further description refer to “—Transactions With Unconsolidated Variable Interest Entities” below.

The effects before taxes of such consolidation as of December 31, 2006, 2005 and 2004 was (i) an increase in loans by Ps. 186 million, Ps. 297 million and Ps. 1,198 million, respectively, (ii) an increase in current assets by Ps. 19 million , Ps. 18 million and Ps. 192 million, respectively, (iii) the elimination of net advances from crude oil purchasers from balance sheets by Ps. 103 million, Ps. 196 million and Ps. 898 million respectively, and (iv) a decrease in shareholders’ equity by Ps. 65 million, Ps. 83 million and Ps. 108 million, respectively.

The effects before taxes of the consolidation as of December 31, 2004 of these VIE following the provisions of FIN 46R were accounted for as a cumulative effect of a change in an accounting principle.

YPF Holdings has non-contributory defined-benefit pension plans and postretirement and postemployment benefits. On December 31, 2006, under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132 (R). Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, the benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. These unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Unrecognized actuarial losses are not considered in the amount of the net liability. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 13 to the Consolidated Financial Statements.

Consolidated Oil and Gas Reserves and Production

The following table sets forth YPF’s estimated proved reserves of crude oil and natural gas on a consolidated basis at December 31, 2006, 2005 and 2004. The reserve estimates set forth below were prepared in accordance with Rule 4-10 of Regulation S-X of the SEC.

	At December 31,
	2006	2005	2004 (4)
	(millions of barrels)
Estimated proved crude oil reserves (1)(2)(3)
Developed	521	604	863
Undeveloped	159	173	201

Total	680	777	1,064

	(billions of cubic feet)
Estimated proved natural gas reserves (1)(2)(3)
Developed	2,571	3,201	4,045
Undeveloped	1,444	1,482	1,631

Total	4,015	4,683	5,676

	(millions of barrels)
Crude oil production (1)(2)	126	134	146

	(billions of cubic feet)
Natural gas production (1)(2)	651	668	706

(1)	Crude oil (including condensate and natural gas liquids) and gas reserves and production amounts are stated before making any deductions in respect of royalties. Royalties on YPF’s production are accounted for as a cost of production and are not deducted in determining net sales.

(2)	All information relating to YPF’s oil and gas production has been determined in accordance with Rule 4-10 of Regulation S-X of the SEC and Statement of Financial Accounting Standards No. 69, and such amounts may differ from actual production amounts and actual deliveries of oil or natural gas.

(3)	Restated at December 31, 2004. In December 2005, YPF reduced by 509 million barrels of oil equivalent its oil and natural gas proved reserves in Argentina, including 493 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of YPF and 16 million barrels of oil equivalent corresponding to proved developed and undeveloped reserves of affiliated companies. See “Item 4. Information on the Company—Exploration and Production—Reserves” and “Supplemental information on oil and gas producing activities (unaudited) to the Consolidated Financial Statements.”

(4)	As restated.

Overview of Consolidated Results of Operations

Macroeconomic conditions

Global economic growth remained solid during 2006 and was more balanced among the different regions of the world. Worldwide GDP is expected to have grown by approximately 4% in 2006, a similar rate to that of 2005. While growth slowed in the U.S. and Japan, the Euro zone and emerging Asian and Latin American markets performed better than in previous years.

Increased consumption and international trade growth has caused worldwide commodity prices to remain high by historical standards, thus favoring exporting countries. In Latin America, high international prices for the region’s main export products have favored the economic performance of Latin American countries, which have shown an improvement in their key economic indicators.

Worldwide oil prices continued to increase during the first half of 2006, reaching a maximum of U.S.$ 77 per barrel (WTI) in July. After a slight decline in the third quarter of 2006, the WTI crude oil price ended around U.S.$ 61 per barrel.

Within the favorable international and regional context, the economic growth rate of Argentina remained high in 2006. After three years during which economic activity grew at an annual cumulative rate of 9%, GDP increased 8.5% in 2006. Fixed investment and private consumption were the main reasons for the 2006 growth.

Total exports from Argentina increased by 15.4% to U.S.$ 46,569 million in 2006, mainly driven by an increase in exports of industrial and agricultural products. Imports rose by 29% due to the growth in consumption and investment in Argentina. The trade surplus remained high, growing from U.S.$ 11,321 million in 2005 to U.S.$ 12,409 million in 2006.

Consistent with this economic growth, the unemployment rate continued to fall as a consequence of job growth, both regular and unreported. The data corresponding to the fourth quarter of 2006 showed that 8.7% of the active population is unemployed, which is 1.4 points lower than 10.1% in the prior year. Average real wages of the economy increased by 8% in 2006.

The Central Bank continued its policy of accumulating international reserves during 2006, which enabled it to recover and surpass the level of January 2006, prior to the cancellation of all financial obligations to the IMF. Central Bank reserves ended the year at U.S.$ 32 billion.

The peso / dollar exchange rate increased to Ps 3.06 per dollar as of December 2006, a 1.3% depreciation compared to December 2005. The real exchange rate of the Argentine Peso against a basket of currencies remained stable throughout the year.

National fiscal revenues increased by 25% in 2006, allowing for a national primary fiscal surplus of 3.5% of GDP. In relation to public debt, two issues are still pending: (i) a smaller portion of the defaulted debt which was not included in the 2005 debt swap (the so-called “Paris Club”) has not yet been resolved, and (ii) certain government bondholders have not accepted the government’s proposal.

Consumer prices increased by 9.8% in 2006, which is an elevated rate compared to international standards. Authorities have decided to continue attempting to curb inflation through administrative measures, such as price controls and price agreements between the public and private sectors.

The Argentine hydrocarbon industry is still facing significant price distortions. Within a framework of increasing international prices, liquid fuel prices remained practically unchanged in the local market. Taxes on crude oil exports remained at a maximum of 45%, while natural gas export taxes were increased to 45%. As in 2005, the lack of local diesel supply and low local prices required the implementation of a plan exempting customs duty payments on a larger scale.

The Argentine economy began 2007 with favorable prospects in terms of economic growth, but with significant concern over inflation levels. Private analysts forecast that GDP will grow more than 7% in 2007, within a context of high annual inflation, estimated at over 10%. YPF, however, cannot predict the evolution of future macroeconomic events.

Results of Operations

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2006	2005	2004
	(percentage of net sales)
Net sales	100.0%	100.0%	100.0%
Cost of sales	(61.7)	(49.2)	(46.2)

Gross profit	38.3	50.8	53.8
Administrative expenses	(2.6)	(2.4)	(2.2)
Selling expenses	(7.0)	(7.2)	(7.0)
Exploration expenses	(1.8)	(1.2)	(1.9)

Operating income	26.9	40.0	42.7

As mentioned above in this Item 5, during the year ended December 31, 2004, YPF Holdings sold its interests in Global and YPF International S.A. sold its interests in YPF Indonesia Ltd. As a consequence, Global and YPF Indonesia Ltd. results for year ended 2004 and 2003 were disclosed in “Income on discontinued operations” account of the statement of income.

Net Sales

Net sales for 2006 were Ps. 25,635 million, representing a 12% increase compared to Ps. 22,901 million in 2005. This increase was primarily attributable to the greater volume sales of crude oil, petrochemicals, fuel oils and commercialized lubricating oils in the domestic market. In the international market, the decline in exported volumes was compensated for almost entirely by the increase in international oil prices.

Net sales for the year ended December 31, 2005 were Ps. 22,901 million compared to Ps. 19,931 million in 2004, representing a 15% increase, resulting from higher international prices that affected the products sold in the export market, whereas in the domestic market, natural gas prices increased, due to the application of the price program set forth by the Secretariat of Energy (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation”), as did crude oil, diesel and jet fuel prices. This higher income due to better prices was partially offset by a fall in the volume sold, mainly of oil, due to lower crude oil production resulting from trade union strikes affecting the Province of Chubut during the last semester and from the natural decline in the production curve.

Cost of Sales

Cost of sales in 2006 was Ps. 15,821 compared to Ps. 11,258 in 2005, representing a 41% increase, which was mainly attributable to sharply increasing property, plant and equipment amortization due to a reduced base of proven reserves when computing depreciation rates, and to rising crude oil purchases due to increasing prices and volumes that kept distillation plants highly operative, as well as to increasing fuel and natural gas purchases to meet domestic demand. Additionally, maintenance costs and contract services increased, certain contingent penalties resulting from contractual commitments were recognized, and royalties increased due to WTI price increases.

Cost of sales for the year ended December 31, 2005 was Ps. 11,258 million, compared to Ps. 9,212 million in 2004, representing a 22% increase, mainly due increased oil purchases to offset the lower production and diesel fuel and natural gas imports, and an increase in royalties because of the increase in the price per barrel of WTI, depreciation and other production costs.

Operating Income

Operating income in 2006 was Ps.6,883 million compared to Ps. 9,161 million in 2005, which represents a decrease of 25%. Operating income decreased primarily due to increased previously mentioned expenses (property, plant and equipment amortization, and maintenance costs and contract services, among others) that were not offset by a corresponding increase in domestic prices, which remained stable.

Operating income for the year ended December 31, 2005 was Ps. 9,161 million compared with Ps. 8,471 million in 2004, which represents an 8% increase resulting from higher international prices that increased refined product export sale margins.

Other Expenses, net

Other expenses net decreased to Ps. 204 million in 2006 from Ps. 545 million in 2005, mainly as a result of reduced policy premiums caused by greater losses in the industry in the year 2005. The principal expenses during 2006 derived from provisions for lawsuits, environmental remediation and other contingencies.

Other expenses, net decreased to Ps. 545 million for the year ended December 31, 2005 compared to a Ps. 981 million loss in 2004, resulting from a decrease in provisions for lawsuits, environmental remediation and other contingencies.

Financial income (expense), net and holding gains

In 2006, financial income, net was Ps. 454 million compared to financial income, net of Ps. 102 million in 2005. This increase is attributable to a sharp rise in holding gains on inventories due to stock revaluation for increasing production costs, which is offset by increasing cost of sales, which had a negative impact on operating income, as described in previous paragraphs. In addition, income from short term investment increased and interest expense from liabilities decreased.

In 2005, financial income, net was Ps. 102 million compared to financial income, net of Ps. 138 million in 2004, resulting from higher financial losses of Ps. 36 million, mainly from the early repayments of the debt in Mega and the FOS III transaction (See “—Transactions With Unconsolidated Variable Interest Entities” below), partially offset by holding profits on inventories. In addition, the peso devaluation generated a translation difference net profit of Ps. 96 million compared to Ps. 10 million net loss in 2004.

Taxes

Income tax expense during 2006 was Ps. 2,801 million compared to Ps. 3,410 million in 2005. The effective income tax rates for 2006 and 2005 were 38.59% and 38.87%, respectively, compared to the statutory income tax rate of 35%.

Income tax expense during 2005 was Ps. 3,410 million compared to Ps. 3,017 million in 2004. The effective income tax rates for 2005 and 2004 were 38.87% and 38.22%, respectively, compared to the statutory income tax rate of 35%.

Net Income

Net income for the year ended December 31, 2006 was Ps. 4,457 million, compared to Ps. 5,362 million in 2005, for a decrease of 17%. This decrease is mainly attributable to the 25% decline in operating income, partially offset by lower expenses and improved net financial income.

Net income for the year ended December 31, 2005 was Ps. 5,362 million compared to Ps. 4,765 in 2004, an increase of 12.5%. This increase mainly reflects the increase in operating results of Ps. 690 million, a decrease in other expenses, net, of Ps. 436 million, and lower income on long-term investments of Ps. 115 million. This increase was partially offset by an increase in income tax expense of Ps. 393 million and a decrease in income from the sale of discontinued operations of Ps. 139 million.

Results of Operations by Business Segment

The tables below set forth YPF’s net sales and revenues and operating income by business segment for 2006, 2005 and 2004 as well as the percentage changes in revenues for the periods shown.

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of pesos)
Net sales and revenues
Exploration and Production (1)	17,883	15,195	14,141	17.69%	7.45%
Refining and Marketing	20,801	18,178	15,808	14.43%	14.99%
Chemical	3,048	2,269	2,146	34.33%	5.73%
Corporate and others	391	330	266	18.48%	24.06%
Consolidation adjustments	(16,488)	(13,071)	(12,430)

Total	25,635	22,901	19,931	11.94%	14.90%

	2006	2005	2004	2006 vs. 2005	2005 vs. 2004
	(millions of pesos)
Operating income
Exploration and Production (1)	6,564	7,140	7,140	(8.07%)	0.00%
Refining and Marketing	258	1,900	1,324	(86.42%)	43.50%
Chemical	572	542	564	5.54%	(3.90%)
Corporate and others	(540)	(451)	(430)	19.73%	4.88%
Consolidation adjustments	29	30	(127)

Total	6,883	9,161	8,471	(24.87%)	8.15%

(1)	From January 1, 2005, Natural Gas and Electricity segment operations are included in the Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this change. The net sales and operating income of these operations in 2004 were Ps. 577 million and Ps. 262 million, respectively.

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

Exploration and Production net sales in 2006 were Ps. 17,883, representing an 18% increase compared to Ps. 15,195 million recorded in 2005. Crude oil sales increased Ps. 2,191 million in 2006, due to increasing international crude oil prices that set the internal price of transfer between business segments. This effect was lessened due to a lower volume of sales resulting from lower production. Additionally, in 2006, gas sales climbed Ps. 292 million due to the rise of the industrial price of gas which was partially offset by a higher exports tax rate and taxable base. Gas byproducts and other sales increased Ps. 205 million in 2006.

Exploration and Production operating income declined 8% in 2006 compared to 2005 due to higher operating expenses. The decrease mainly reflects a 46% increase in amortization produced by a higher applicable rate resulting from a reduced base of proven reserves. Additionally, contract works and services and repair and maintenance expenses increased due to higher costs of services rendered and gas purchased to meet previous sales commitments.

Crude oil, condensate and natural gas liquids production during 2006 decreased to 348 thousand barrels per day, compared to 367 thousand barrels per day in 2005. Natural gas production in 2006 decreased to 1,781 million cubic feet per day from 1,827 million cubic feet per day in 2005 as a consequence of a production decrease due to the natural decline in the production curve.

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

Refining and Marketing

Net sales in 2006 were Ps. 20,801 million, 14% higher than the Ps. 18,178 million net sales recorded in 2005, resulting from rising domestic diesel and fuel oil prices and increased volumes sold to segments of the Argentine economy that provide higher margins as well as from rising domestic jet fuel, oils and base oil lubricants prices. In addition, there was a significant decrease in the amount of commercialized volumes of gasolines, diesel and jet fuel in the international market, which was bound for the domestic market. All of these factors were partially offsetting the increase in the international prices of all refined products and by the increase in the exported volume of oil fuel.

The operating profit was Ps. 258 million, representing an 85% decrease compared to Ps. 1,900 million in 2005. This was due to decreased exports, and increased crude oil and fuel volumes purchased from third parties at increased prices, and also attributable to higher prices paid for crude oil to the Exploration and Production business unit. Additionally, maintenance expenses increased significantly because contract services were higher.

Refinery output in 2006, including 50% of Refinor’s output (YPF owns 50% of Refinor), reached 323 thousand barrels per day, representing a utilization rate of 93.5% of the existing processing capacity of 345.6 thousand barrels per day.

Net sales in 2005 were Ps. 18,178 million, a 15% increase compared to Ps. 15,808 million in 2004, mainly as a result of higher exports prices of diesel fuel, fuel oil and fuel, partially offset by lower export volumes of diesel fuel and an increase in exports withholdings. In the domestic market, diesel, jet fuel and lubricants bases prices and sales volume increased.

Operating income in 2005 was Ps. 1,900 million, a 44% increase compared to Ps. 1,324 million in 2004. This increase resulted from increased net sales due to higher prices, partially offset by greater purchases of imported diesel fuel, an increase of crude oil prices, greater refining expenses and greater transportation expenses. Refining cost per barrel in 2005 was 7.6, compared to Ps. 7.2 in 2004, a 6% increase.

Refinery output in 2005, including 50% of Refinor, reached 319.9 thousand barrels per day, representing a utilization rate of 92.6% of the existing processing capacity of 345.6 thousand barrels per day.

Chemical

Net sales in 2006 were Ps. 3,048 million, compared to Ps. 2,269 million in 2005.

Operating income in 2006 was Ps. 572 million, Ps. 30 million more than in 2005, resulting from increasing sales due to higher domestic and international prices, all of which compensated the decrease in international sales volume and the increase in maintenance and contract services costs.

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

Liquidity and Capital Resources

Financial Condition

Total net debt outstanding as of December 31, 2006 was U.S.$ 466 million (Ps. 1,425 million), consisting of short-term debt (including the current portion of long-term debt) of U.S.$ 299 million (Ps. 915 million) and long-term debt of U.S.$ 167 million (Ps. 510 million). As of December 31, 2006, almost all of our debt was denominated in U.S. Dollars. The use of derivatives is detailed in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Since September 2001, YPF has repurchased certain of its publicly-traded bonds in open market transactions on an arms-length basis. YPF has repurchased approximately U.S.$ 285 million of its outstanding bonds, which have not been cancelled and remain in its investment portfolio. YPF may from time to time make additional purchases of, or affect other transactions relating to, its publicly-traded bonds if in YPF’s own judgment the market conditions are attractive.

Net cash flow provided by operating activities was Ps. 8,019 million in 2006, compared to Ps. 8,251 million in 2005, a decrease of 3%. Lower operating income in 2006 was partially offset by lower tax payments.

The principal uses of cash in investing and financing activities in 2006 included Ps. 5,002 million in fixed asset acquisitions and Ps. 2,360 million in dividend payments. In 2005, the principal uses of cash in investing and financing activities in 2005 included Ps. 3,722 million in fixed asset acquisitions, Ps. 4,878 million in dividend payments and Ps. 483 million in net repayments of outstanding loans. The principal cash provided by these activities included the sale of Pretroken and PBB, which generated Ps. 454 million.

Our current financing policy is to use cash flows provided by operating activities to fund both investing and operating activities, as well as to settle outstanding financial liabilities. YPF’s working capital is sufficient for the company’s present requirements.

The Shareholders’ Meeting held on April 19, 2005 approved a Notes Program of up to U.S.$ 700 million. The proceeds of this program will be used to refinance liabilities, and to invest in working capital and fixed assets in Argentina and in related companies. Notes could be issued with or without guarantee. The Board of Directors will determine the terms, conditions and characteristics of each issuance, if this source of financing is required.

The following table sets forth information with regard to our commitments for the periods indicated below with regard to our debt:

	Expected Maturity Date
	2007	2008	2009	2010	2011	Thereafter	Total
	(millions of Ps.)
Debt	915	1	310	—	—	199	1,425

Contractual Obligations

The following table sets forth information with regard to YPF’s commitments under commercial contracts for the years indicated below, as of December 31, 2006:

Contractual Obligations	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
	(million U.S.$ )
Debt (1)	652	330	133	13	176
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	373	121	125	66	61
Purchase Obligations (2)	2,959	481	737	541	1,200
Purchases of services (4)	1,178	208	299	189	482
Purchases of goods	1,781	273	438	352	718
LPG (4)	64	26	21	11	6
Electricity	341	38	62	54	187
Natural gas (4)	261	48	82	77	54
Crude oil (4)	846	117	217	167	345
Steam	203	16	31	31	125
Others	66	28	25	12	1
Other Liabilities (3)	2,540	1,665	249	187	439

Total	6,524	2,597	1,244	807	1,876

(1)	These projected amounts include interest which, if set with a variable rate, are calculated considering the last rate agreed as of December 31, 2006.

(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using YPF’s best estimates.

(3)	Reserves for contingent liabilities, which amount to U.S.$ 605 million.

(4)	The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of these contracts include penalty clauses that stipulate compensation for a breach of the obligation to receive or to deliver the products covered by the contracts. Furthermore, the Company is subject to certain regulations requiring the Company to supply the domestic hydrocarbon market supply.

	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
	(million U.S.$ )
Sale Commitments
Crude oil sales	44	32	12	—	—
Natural Gas sales	14,980	1,553	3,080	2,733	7,614
LPG sales	2,218	624	522	270	802
Other petroleum and petrochemical product sales	2,956	635	740	584	997
Services	291	62	95	38	96

Total	20,489	2,906	4,449	3,625	9,509

YPF has additional commitments under derivatives contracts and guarantees. For a discussion of these additional commitments see “—Guarantees Provided” below and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Transactions With Unconsolidated Variable Interest Entities

Since 1996, YPF has entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, YPF was advanced U.S.$ 381 million in 1996, U.S.$ 300 million in 1998 and U.S.$ 383 million in 2001, against future deliveries of oil. YPF’s obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and moved to income as the physical deliveries are made over the term of the contracts. As of December 31, 2006, the amount of FOS customer advances recorded on our consolidated balance sheet was Ps. 103 million (U.S.$ 33 million). The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligations to deliver crude oil under the agreement entered into in 2001 were cancelled on September 30, 2005. The obligations to deliver crude oil under the 1998 agreement will continue through May 2008.

The structure of the remaining FOS transaction is similar to those already cancelled. YPF enters into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF was paid in advance for the future delivery of oil. The fixed price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty to the oil supply agreement is a special purpose entity incorporated in the Cayman Islands, which finances itself as described below. The oil to be delivered under the supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the FOS transaction. YPF’s exposure derives from the crude oil swap agreement under which YPF pays a fixed price with respect to the nominal quantity of barrels of the crude oil sold, and receives the variable market price of such barrels of crude oil. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Crude oil price exposure” and “Item 7. Major Shareholders and Related Party Transactions.” See Note 13.i) to the Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

The following provides an overview of the outstanding FOS transaction:

FOS II
Date	June 24, 1998
Net proceeds (1)	U.S.$ 299,967,289
SPE	Oil Enterprises Ltd.
YPF Quantified barrels liability	U.S.$ 315 million 6.239% notes
Purchaser	Oil Enterprises Ltd.
Marketer	YPF
Guarantee/hedge	Oil Price Hedge Agreement/ Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,982
Average crude oil barrels per month	201,126
Term of transaction	10 years

(1)	The total sale amount under the remaining FOS transaction is U.S.$ 314,995,137. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to YPF during the last three months of the transaction term.

The series of FOS II are insured by MBIA.

YPF’s monthly crude oil delivery obligation under the remaining FOS transaction represents approximately 2.25% of its monthly production as of December 31, 2006. Total remaining crude delivery obligations under the FOS transaction represents 3.20% of YPF’s 2006 crude oil production. If YPF is not able to deliver the required number of barrels from its own production, YPF may purchase oil of similar quality in the open market.

As described in “Item 8. Financial Information—Legal Proceedings” on March 8, 2004, the Argentine tax authorities formally communicated to YPF their view that the FOS transaction should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. YPF has presented its defense rejecting the claim and arguing its position.

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

With respect to the financial debt containing covenants, totaling U.S.$422 million (long- and short-term agreements), as of December 2006 YPF has agreed to clauses including, among others, to pay all amounts due on maturity and, subject to certain exceptions, not to establish liens or charges on its assets. In the event of a default, the creditors may declare due and immediately payable the principal and accrued interest on its credits (“Payments Acceleration”). Upon an event of default, in the case of the outstanding negotiable obligations amounting to U.S.$340 million (included in the figure above) the trustee may declare the Payments Acceleration if required by the holders of at least 25% of the total principal of the outstanding obligations.

Almost all of our total outstanding debt is subject to cross-default provisions. These provisions may be triggered if an event of default occurs with respect to the payment of principal or interest on debts equal to or exceeding U.S.$20 million.

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

Guarantees Provided

As of December 31, 2006, YPF had provided the following guarantees:

YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A., for which U.S.$31 million and U.S.$91 million were outstanding, respectively, as of December 31, 2006.

In addition, prior to the date of this filing, YPF had signed a new guarantee in relation to the financing activities of Inversora Dock Sud S.A., for which Ps. 5 million are currently outstanding.

Capital Investments and Expenditures

Capital investments in 2006 totalled approximately Ps. 5,276 million. The table below sets forth YPF’s capital expenditures and investments by activity for each of the years ended 2006, 2005 and 2004.

	2006		2005		2004
	(in millions of Pesos)
		%		%		%
Capital Expenditures and Investments
Exploration and Production	4,230	80	3,179	81	2,480	81
Refining and Marketing	733	14	541	14	434	14
Chemical	137	3	104	2	86	3
Corporate and other	176	3	108	3	52	2

Total	5,276	100%	3,932	100%	3,052	100%

Future capital expenditures and investments

YPF has projected investments for 2007 to be approximately U.S.$ 2,057 million. Figures are disclosed in U.S. dollars as they are mainly budgeted and incurred in this currency. The breakdown by business segments is as follows:

2007
(millions of U.S.$)
Future Capital Investments and Expenditures
Exploration and Production	1,540
Refining and Marketing	308
Chemical	59
Corporate and other	150

2,057

For a detailed description of the main investment projects see “Item 4. Information on the Company—Business Overview.”

YPF expects to finance its 2006 capital expenditure budget mainly through cash from operations. Actual capital investments and expenditures may differ from these estimates.

Research and Development

Research and development activities are managed by Repsol YPF. To carry out research and development programs of mutual interest, Repsol YPF maintains different cooperation agreements with universities, companies and other technological centers, both public and private. In 2006, Repsol YPF spent more than U.S.$ 10.6 million under these agreements (240 of which are in place).

Repsol YPF participates actively in the research and development programs sponsored by different government administrations, taking part during 2006 in 18 projects sponsored by the Spanish Administration and in six European Union projects.

The research and development projects and activities apply to the entire value chain of the business – including exploration of new deposits of crude or gas, extraction and conditioning for transportation, transformation and manufacture of products at industrial complexes, and distribution to the end customer. To accomplish its research and development programs and activities, Repsol YPF has two technology centers, one in Spain (Móstoles) and another in Argentina (La Plata), where approximately 450 people work in total. In 2006, the Repsol YPF Technology Unit allocated U.S.$ 86 million to the activity, to which another U.S.$ 9 million were added in projects executed through the business units.

•

In the Hydrocarbon Exploration and Production area, the projects are focused towards three main objectives: i) increasing the production of crude oil and gas, improving the petroleum recovery factor (both for heavy and extra-heavy crudes, as well as for conventional ones); ii) exploiting natural gas reserves through the liquefied natural gas chain and other alternatives; iii) reducing the environmental impact of operations and optimizing production and decreasing operating costs.

•

In Petroleum Product Refinery and Marketing, the Technology Unit provides specialized technological support to the refineries for the obtainment of gasolines and gasoils of the best quality, complying ahead of time with the requirements of international standards. In addition, new products are also being developed, such as biofuels of plant origin or better performing lubricants and asphalts.

•	In Petrochemicals, Repsol YPF continued its significant effort with resources geared toward the consolidation of the proprietary technology developed in the last few years.

Repsol YPF develops its own technology when it has a competitive advantage and acquires available technology (optimizing and adapting them for the markets in which it competes) when it proves to be more advantageous to its business goals. Repsol’s goal is to increase the collaboration with the surrounding technological environment, universities and centers of public investigation, as well as with other companies, for a better use of and flexibility in the employment of resources and to decrease the risks in those areas in which it is involved. The total cost of developing its own technology in 2006, 2005 and 2004 has been U.S.$ 94.7 million, U.S.$ 75 million and U.S.$ 78.5 million, respectively. The total cost in collaborations with universities and technological centers in 2006, 2005 and 2004 has been U.S.$ 11 million, U.S.$ 7 million and U.S.$ 7.75 million, respectively.

Off-Balance Sheet Arrangements

YPF has entered into certain off-balance sheet arrangements, as described in “—Transactions With Unconsolidated Variable Interest Entities,” “—Guarantees Provided” and “—Contractual Obligations” above.

ITEM 6.	Directors, Senior Management and Employees

Board of Directors

Currently, YPF’s Board of Directors consists of the following directors:

Name	Position	Class of Shares Represented	Director Since	Term Expires
Antonio Brufau Niubo	Chairman and Director	D	2004	2009
Enrique Locutura	Executive Vice Chairman and Director	D	2005	2009
Roberto Baratta	Director	A	2007	2008
Jorge Horacio Brito	Director	D	2004	2009
Carlos Bruno	Director	D	2005	2009
Carlos de la Vega	Director	D	1993	2009
Eduardo Elsztain	Director	D	2005	2009
Miguel Madanes	Director	D	1993	2009
Federico Mañero	Director	D	2005	2009
Javier Monzón	Director	D	2005	2009
Carlos Alberto Olivieri	Director	D	2002	2009
Luis Pagani	Director	D	2005	2009
Alejandro Quiroga López	Director	D	2004	2009
José María Ranero Díaz	Director	D	2001	2009
Alicia Schammah	Alternate Director	D	2005	2009
Gonzalo López Fanjul	Alternate Director	D	2005	2009
Jesús Guinea Rodriguez	Alternate Director	D	2005	2009
Alfredo Pochintesta	Alternate Director	D	2006	2009
Alejandro Almarza	Alternate Director	D	2005	2009
To be designed	Alternate Director	A	—	—

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

The current executive officers of YPF, their respective positions and the years they were appointed as executive officers are as follows (as reported to the local regulatory authorities):

Name	Position	Executive Officer Since
Enrique Locutura	Chief Executive Officer	2005
Fabián Falco	Director of Communication and External Relations	2001
Walter Cristian Forwood	Chief Financial Officer	2007
Tomás García Blanco	Director of Exploration and Production	2006
Jesús Guinea	Director of Refining and Logistic	2005
Gonzalo López Fanjul	Assistant Director	2004
Rafael López Revuelta	Director of Chemicals	2005
Fernando Dasso	Director of Human Resources	2005
Alfredo Pochintesta	Director of Marketing	2005
Alejandro Quiroga López	General Counsel	2001
Alicia Schammah	Director of Management Control	2005

Statutory Audit Committee

The by-laws provide for a Statutory Audit Committee consisting of three member and three alternate members, elected to one-year terms. The holders of Class D Shares elect two members and two alternates and the remaining member and alternate are elected by the holders of Class A Shares, as long as one share of such class remains outstanding.

Under the by-laws, meetings of the Statutory Audit Committee may be called by any member and require the presence of three members, and decisions may be made by a majority of such members. Under Argentine law, the functions of the Statutory Audit Committee include attending all meetings of the Board of Directors, overseeing the management of YPF, preparing a report to the shareholders on YPF’s financial statements, attending shareholders’ meetings and providing information upon request to holders of at least 2% of YPF’s capital stock. The current members of the Statutory Audit Committee, the year they were appointed and the year their term expires are as follows:

Name	Class of Shares Represented	Member Since	Term Expires
Mario E. Vázquez	D	1993	2008
Juan A. Gelly y Obes	D	2005	2008
Silvana Rosa Lagrosa	A	2007	2008

None of the members of the Board of Directors owns shares in YPF.

Directors’ outside business interests and experience

Antonio Brufau Niubo

Mr. Brufau graduated in Economics from the University of Barcelona. From 1999 to 2004, he held the position of Managing Director for the “la Caixa” Group. Appointed Chairman of the Gas Natural Group in July 1997, he served as a member of the Repsol YPF Board of Directors from 1996, until being nominated Chairman and CEO of this oil company on October 27, 2004, which position he currently occupies. He is also Vice Chairman of the Gas Natural Group. During his extensive business career, Antonio Brufau has served on the Board of Directors of several companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, the CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member in the Executive Committee of the International Chamber of Commerce (ICC). In July 2002, he was appointed Chairman of Barcelona’s Círculo de Economía, position he occupied until July 2005.

Enrique Locutura

Mr. Locutura graduated as a Mining Engineer from E.T.S.I.M., Madrid. In 2000, he was appointed Corporate Director of Shared Services at Repsol YPF, a post he held until June 23, 2003, when he became Chief Executive Officer of Gas Natural. Currently and from January 13, 2005, he has been the Executive Director of Argentina, Brazil and Bolivia for Repsol YPF.

Roberto Baratta

Mr. Baratta graduated in International Trade from University of Lujan. He also has a M.B.A. from the University of Buenos Aires. He has been a Director of YPF since March 2007, representing the National Government. Since 2003, he has been the Under-Secretary of Coordination and Management Control in the Ministry of Planning, Public Investment and Services of the Argentinean Republic. Previously, he was a private and public consultant.

Jorge Horacio Brito

Mr. Brito is President of Banco Macro S.A., President of Nuevo Banco Suquia S.A., President of Nuevo Banco Bisel S.A., President of Banco del Tucuman S.A., President of Macro Securities S.A. de Bolsa, and President of the Asociación de Bancos Privados de Capital Argentino-ADEBA.

Carlos Bruno

Mr. Bruno graduated with an Architecture degree from Buenos Aires University. He is President and co-founder of the CENIT (Centro de Investigaciones para la Transformación). He has participated in the creation of the Center of International Economy while being a member of the Ministry of Foreign Relations. He was the Under Secretary of Economic Integration and Secretary of International Economy Relations from 1984 to 1989 and was appointed Ambassador V with the Senate’s approval. His areas of expertise are International Economic Relations and International Trade.

Carlos de la Vega

Mr. de la Vega was Director of La Caja ART from 1996 to 2004 and Director of Luncheon Tickets from 1991 to 1998. Since April 2003 he has been President of the Argentine Chamber of Commerce, of which he was also President from 1988 to 1993. He is a former member of the Board of Directors, and until 1996 was Director of Institutional Relations of Ciba-Geigy Argentina.

Eduardo Elzstain

Eduardo S. Elsztain has more than 20 years of experience in the real estate industry. In 1990, he founded Consultores Asset Management, a leading portfolio management firm that has been a pioneer investor in Latin America and in other emerging countries. He serves as the Chairman of Cresud, a leading agricultural company in Latin America devoted to the operation and formation of a valuable portfolio of land and a producer of soybean, corn, wheat, beef cattle and milk, and he is a Board Member of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas. Moreover, he is Chairman of IRSA, Argentina’s largest and most diversified real estate company, with interests in office buildings, hotels and residential projects. He is also Chairman of IRSA’s subsidiary, Alto Palermo S.A. (APSA), Argentina’s leading shopping center company. Mr. Elsztain is Vice-chairman of Banco Hipotecario S.A., Argentina´s largest mortgage bank.

Mr. Elsztain studied Economics at the Universidad de Buenos Aires and is member of the World Economic Forum, the Group of Fifty and Asociación Empresaria Argentina—AEA (Argentine Business Association), among others. Moreover, Mr. Elsztain is President of Fundación IRSA, Endeavor Argentina, Hillel Argentina and Museo de los Niños Abasto (museum for children), among others.

Miguel Madanes

Mr. Madanes graduated as an Industrial Engineer from Buenos Aires University. He is President of Nuem S.A.; Pentex S.R.L. and Pórfidos del Neuquén S.A. He was CEO of FATE S.A. from 1976 to 1993, and CEO of ALUAR S.A. from 1978 to 1993. He was a member of the Government’s Privatization Committee from 1989 to 1990, a member of the YPF Board of Directors from 1991 to 1992 and from July 1993 to the present. He has been a member of the Audit Committee of YPF S.A. from 1993 to 1995 and again from 2004 to the present; Executive Vice President of YPF S.A. from 1995 to 1997; Chairman of the Board of Directors of YPF from 1997 to 1998; and Vice President of the Board of Directors of YPF from 1998 to 1999.

Federico Mañero

Mr. Mañero has a degree in Law. He is President of C&GE (Comunicación y Gestión de Entornos), and has more than twenty-five years of experience in managerial and consulting positions for organizations and private, public and political projects. He is an expert in strategic positioning and corporate communications, and has an international profile with professional activities in more than fifty countries and strong relations with Latin America. He is the founder of various non-profit projects and organizations like Solidaridad Internacional, Programa de Cooperación Iberoamericana en Temas de Juventud (OIJ, Organismo Iberoamericano de Juventud) and Movimiento por la Paz, el Desarme y la Libertad (MPDL) and is a regular collaborator with the Fundación Salvador Allende, Fundación Progreso Global and UNICEF. Mr. Mañero is a native speaker of Spanish and French.

Javier Monzón

Mr. Monzón has a degree in Economics and is Chairman & CEO of Indra. He has a finance and management background and has held, among others, the following positions: Corporate Banking Director in Caja Madrid; CFO and President of Telefónica International, as well as Executive Vice President and member of the Executive Committee of Telefónica; Worldwide Partner in Arthur Andersen and Managing Partner of Corporate Finance Consulting Services and President of Alpha Corporate in Arthur Andersen Spain. He has also been and presently is board member of many companies, foundations and entrepreneurial organizations, among others ACS, YPF and the American Chamber of Commerce.

Carlos Alberto Olivieri

Mr. Olivieri is a Certified Public Accountant, a member of the Board of Directors of Met AFJP (Metlife´s subsidiary in Argentina), Dean of Austral University (Administration) and a professor at Cema University and at Di Tella in Argentina, as well as an invited fellow of the Michigan University. Mr. Olivieri was Chief Financial Officer (“CFO”) of YPF. He has been associated with YPF since 1993, when he was appointed Vice President and General Controller. From 1999 to 2002, he was CFO of Quilmes Industrial S.A. and returned to YPF in September 2002. He was member of the Board of Directors of the Central Bank in 1991 and Aerolíneas Argentinas S.A. from 1991 to 1992.

Luis Pagani

Mr. Pagani graduated from the Universidad Nacional de Córdoba (Argentina) as a National Public Accountant, and completed coursework in Marketing at New York University. He was President and CEO of Arcor Group in 1993. Since 2002 he has been President of the Asociación Empresaria Argentina; Vice President of the Argentine-Mexican Chamber of Commerce. In 2004 he was Director of Bimbo S.A. and has been Director of Loma Negra since 2005.

Alejandro Quiroga López

Mr. Quiroga López is an Attorney and is currently General Counsel of YPF. He was a partner in the law firm of Nicholson & Cano, a Foreign Associate at Davis Polk & Wardwell, and Under-Secretary of Banking & Insurance at the Ministry of Economy of Argentina. He was professor of Commercial Law at Cema University and Buenos Aires University.

José María Ranero Díaz

Mr. Ranero Diaz graduated as a Mining Engineer from the Escuela Superior de Ingenieros de Minas of Madrid and a Drilling and Production Engineer from ENSPM, Institut Francais du Petrole. He was Country Manager of Repsol YPF in Argentina, General Manager of YPF until March, 2005, and Chairman and CEO of Astra Capsa and EG3 until 2000. Before taking the Astra and EG3 positions in 1996, he held different managerial positions in Repsol YPF’s Exploration and Production business.

Alicia Schammah

Ms. Schammah graduated as a Chemical Engineer (Ph.D) and has a Postgraduate degree in Metallurgical Engineering at the Universidad de Buenos Aires. In 1975, she joined YPF S.A. in the Petrochemistry Department, and has held several important positions within the company since that time. In 2000, she was appointed Director of Planning for Refining and Marketing Latin America. She has been a member of various Boards of Administration and has actively worked in the privatization process of YPF SA. Ms. Schammah is the Director of Management Control for Argentina, Bolivia and Brazil for Repsol YPF.

Gonzalo López Fanjul

Mr. López Fanjul graduated as a Mining Engineer and is a Deputy Director and Director of Participants Companies. Previously he was Director of the Exploration and Production for YPF.

Jesús Guinea Rodríguez

Mr. Rodríguez is Repsol YPF’s Managing Director of Refining and Logistics for Argentina. Previously he was Director of Production and Logistics of Repsol Chemicals in Spain. He received his Ph.D as a Mining Engineer from the Polytechnic University of Madrid, his graduate degrees in Economics and Business Sciences, from Madrid “Complutense” University, and Law from U.N.E.D. He also has a Masters Degree in General Management from IESE in Spain.

Alfredo Pochintesta

Alfredo Pochintesta joined Repsol YPF in 1999 when Astra was purchased by Repsol. He was in charge of the LPG business for Latin America from 1999 to January 2005 when he was appointed Marketing Director. Before working at Repsol YPF, he worked for Astra for more than 18 years as CFO and since 1990 as responsible of the Gas and Electricity Division. Before joining Astra, Mr. Pochintesta worked as a Planning and Administration Manager in Pluspetrol S.A.; Planning Manager in Petrosur S.A. and Senior Auditor at PriceWaterhouse. He is also Director in several companies. Mr.Pochintesta has received degrees in Public Accounting and Administration, both from the University of Buenos Aires.

Alejandro Almarza

Mr. Almarza graduated from Buenos Aires University, School of Economics, as Certified Public Accountant in 1981. He has been a partner at the Estudio Della Rocca-Piazza-Almarza (Tax Division) since 1998 and is an international partner in charge of tax matters. He was a former member of Pistrelli, Díaz y Asociados, Tax Division, Argentina and a representative of Arthur Andersen & Co. with seven years experience in this field. Mr. Almarza was an advisor to the Argentine Government in the Rules and Procedures Reviewing Committee on taxation applied on financial institutions—Resolution 80 of the Economy Ministry, a member of the Argentine Association of Fiscal Studies and a member of the Tax and Legal Committee of the United States Chamber of Commerce in Argentina.

Executive Officers’ business experience and functions within YPF

Fabián Falco

Mr. Falco has been Director of Communication and External Relations of YPF since 2001. He is a former Director of External Relations and Corporate Marketing of Aguas Argentinas and a former Director of External Communications and Press of Bridas S.A.

Walter Cristian Forwood

Mr. Forwood holds a Bachelor’s degree in Economics from the Universidad Argentina de la Empresa and a Master of Science in Finance from Florida International University. He began his career in Bank of Boston and Continental Bank, Argentina. Mr. Forwood joined Industrias Metalurgicas Pescarmona in 1993 and subsequently served as CFO of Corporación Impsa. In 1997, he joined Cisneros Television Group and held the positions of CFO of Cisneros Television Group and Ibero-American Media Partners, Vice-Chairman of Imagen Satelital and Chief Operating Officer of El Sitio Inc. In 2001, Mr. Forwood joined Verizon Communications Inc. where he was CFO; Chairman and CEO of CTI; CFO of Telefonica de Puerto Rico; General Manager of VerizonWireless of Puerto Rico and Chief Operating Officer of Telefonica de Puerto Rico. Mr. Forwood is the CFO for Argentina, Bolivia and Brazil for Repsol YPF.

Tomás García Blanco

He graduated with a degree in Mining Engineering from Oviedo, he also received degrees in Petroleum Engineering from Tulsa and IMD Managing Corporate Resources from Laussane. He has developed his Exploration and Production career internationally in Spain, USA, Egypt, Libya, Venezuela and Argentina. Mr. Blanco has worked in several different positions in the Repsol YPF organization, including field engineer, reservoir engineer, production engineer, Development Manager, Production Manager, Operations Manager, Business Unit Manager, Director of Technical Staff and, since last August, he has been Repsol YPF’s Exploration and Production Director for Argentina, Bolivia and Brasil.

Rafael López Revuelta

Mr. López Revuelta graduated as a Chemical Engineer from Madrid “Complutense” University and earned an MBA from IESE, Madrid. He has been a Director in different areas of Repsol YPF since 1988.

Fernando Dasso

Mr. Daso graduated in Labor Relations from University of Buenos Aires. In 1993, he joined YPF and has held several important positions within the Company ever since. In 2006, he was appointed Director of Human Resources in the Exploration and Production bussines segment for Argentina, Bolivia and Brazil for Repsol YPF. Since June 2007, he has been Director of Human Resources of YPF.

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

Miguel Madanes met the conditions to be considered an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC. Executive directors may not sit on the Audit Committee. See “Item 16A. Audit Committee Financial Expert” for certain additional information.

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

•	Is informed about any services to be provided by the external auditors.

•	Provides appropriate disclosure, regarding operations in which there exists a conflict of interest with members of the corporate committees or controlling shareholders.

•	Opines on the reasonability of the proposals by the Board of Directors for fees and stock option plans of the YPF directors and administrators.

•	Verifies compliance with applicable national or international regulations in matters related to behavior in the stock markets.

•	Ensures that the internal Codes of Ethics and Conduct and the stock markets codes, which are applicable to YPF and its subsidiaries, comply with normative demands and are adequate for YPF.

Activities of the Audit Committee

The Audit Committee, which, pursuant to its Regulations, meets as many times as needed, held ten meetings from April 2006 to March 2007.

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

In addition, because YPF’s shares are traded on the New York Stock Exchange (“NYSE”), pursuant to the laws of the United States, it must submit YPF’s annual financial information to the SEC in an Annual Report on Form 20-F. The Committee reviews such report before it is submitted to the SEC.

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

YPF has implemented a Plan to Align the Internal Control System for Financial Reporting with the requirements established by Section 404 of the Sarbanes-Oxley Act. This Section requires that, along with the annual audit, a report must be presented from YPF’s management relating to the design, maintenance and periodic evaluation of the Internal Control System for Financial Reporting, accompanied by a report from YPF’s external auditor. Several departments of the organization are involved in this activity, including the Internal Audit Direction. The Audit Committee was informed of the progress of this Plan by the Management of YPF at meetings held during the year. Finally, YPF also required its external auditor to report on its Internal Control System for Financial Reporting as of December 31, 2006, although this is not required because YPF is an Accelerated Filer.

Relations with the external auditors

During the year, the Committee maintained a close relationship with the external auditors, which allowed it to make a detailed analysis of the relevant aspects of the financial statements audit and obtain detailed information on the planning and progress of the work.

The Audit Committee has evaluated the services provided by the external auditors to YPF for the last Annual Report, which satisfy the condition of independence of the external auditors, as stated by the law, and its performance was satisfactory.

Likewise, and as a consequence of this evaluation, the Committee states that it has no objections in the case that the General Shareholders’ meeting decides to re-elect Deloitte & Co S.R.L. as external auditors, authorizing them to approve the financial statements ending December 31, 2007. The Shareholders meeting held on April 13, 2007, approved the designation of Deloitte & Co S.R.L. as external auditors of the financial statements ending December 31, 2007.

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

•

To assume the activities that, according to the laws of the United States and the SEC regulations, are applicable to YPF and may be assumed by to a Disclosure Committee or Internal Committee of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Annual Reports” —SEC Release number 33-8124), in relation to the support for the certifications by YPF’s CEO and CFO as to the existence and maintenance by YPF of adequate procedures and controls for the generation of the information to be included in the annual report on Form 20-F, and other information of a financial nature.

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

•	To review and supervise YPF’s procedures for the preparation and filing of the following information:

•	Official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which YPF’s stock is traded.

•	Interim financial reports.

•	Press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders.

•	General communications to the shareholders.

•	Presentations to analysts, investors, rating agencies and lending institutions.

•	To formulate proposals for an “Internal code of conduct on the stock markets” that follow applicable rules and regulations or any other standards deemed appropriate.

The Disclosure Committee is currently integrated by:

Name	Position
Enrique Locutura	Chief Executive Officer
Walter Cristian Fowood	Chief Financial Officer
Gabriel Leiva	Director Accounting and Administration
Tomás García Blanco	Director Exploration & Production
Jesús Guinea	Director Refining & Logistics
Rafael López Revuelta	Director Chemicals
Alejandro Quiroga López	General Counsel
Francisco Javier Macián	Director of Human Resources
Alfredo Pochintesta	Director of Marketing
Fabián Falco	Director of Communication and External Relations
Alicia Schammah	Director Management Control
Aquiles Rattia	Director of Reserves Control
Juan Carlos Rodríguez González	Director of Internal Audit

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies.

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

YPF has adopted a code of ethics and conduct applicable to the Board of Directors and to all employees. See “Item 16B. Code of Ethics.”

Compensation of Directors and Officers

Argentine law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) with respect to a fiscal year may not exceed 5% of net income for such year if YPF is not paying dividends in respect of such net income, which percentage is increased up to 25% of net income based on the amount of dividends, if any are paid. The compensation of the President and other directors acting in an executive capacity, together with the compensation of all other directors, requires the ratification of an ordinary general shareholders’ meeting as provided by Argentine law. The compensation of the members of the Statutory Audit Committee is determined by the ordinary shareholders’ meeting.

For the year ended December 31, 2006, the aggregate compensation accrued or paid to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 22.7 million.

During 2006, YPF’s performance-based compensation programs included a Bonus Plan for approximately 4,900 employees.

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

In addition, Ps. 1.72 million was accrued for eligible members of the Board of Directors and officers pursuant to the Selected Deferred Compensation Plan.

The directors do not have any service contracts with YPF.

Employee Matters

As of December 31 2006, YPF had approximately 11,059 employees, including approximately 5,851 employees of the Refining and Marketing business segment, approximately 1,686 employees of the Exploration and Production business segment, and approximately 560 employees of the Chemical business segment.

Approximately 50% of YPF’s employees are represented by one labor union that negotiates labor agreements with YPF. The current labor agreement has a term of two years and expired in December 2006. In addition, at the end of 2006, YPF began new negotiations with relevant labor unions, that resulted in its extending its agreement until year 2010. The negotiations also involved economic and social conditions for YPF’s employees that are addressed in the labor agreement. YPF labor considers its current relations with its workforce to be good. See “Item 8. Financial Information—Legal Proceedings” for a description of litigation with certain former employees.

As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws which amounted to Ps.686 million. In connection with the reduction in its workforce, YPF has received notice of approximately 2,919 lawsuits brought by former employees as of December 31, 2006. A substantial majority of such suits have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal, the unsettled YPF stocks, according to the “Regime of Participated Property” (this regulation was denominated to the sale of employees’ YPF stocks), and various job-related illnesses, injuries, typically seek unspecified relief. The outcome of this type of litigation depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases.

Based on the number and character of the lawsuits already commenced, however, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established. Management does not expect the outcome of these lawsuits to have a material adverse effect on YPF’s financial condition or future results of operations.

Maxus (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. This company has other noncontributory pension plans for executive officers, selected key employees and former employees of the Maxus Group. The Maxus Energy Corporation career average pension plan was been frozen effective March 1, 2007. The Maxus Energy Corporation savings plan was amended effective March 1, 2007 to include the non-elective component, through which the plan’s sponsor contributes 7.5% of the employees’ annual base salary. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service.

The following table provides a breakdown of YPF’s employees by business units.

Employees by Business Units
Exploration & Production	1,686
Domestic	1,524
International	85
Natural Gas & Electricity	77
Refining and Marketing	5,851
Domestic	3,044
OPESSA	2,807
Chemical	560
Corporate and Other	2,962

Total YPF	11,059

The following table provides a breakdown of YPF’s employees by geographic locations.

Employees by geographic location
Argentina	10,939
Rest of Latin America	41
USA	71
Spain	8

Total YPF	11,059

ITEM 7.	Major Shareholders and Related Party Transactions

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

In July 1997, the shares set aside for the benefit of YPF’s employees in conjunction with the privatization, excluding approximately 1.5 million shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of YPF’s outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/2006 of the Ministry of Economy and Production, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or programa de propiedad participada (“PPP”), of 1,117,717 shares of Class C stock, corresponding to the shares set aside as a reserve against potential claims, and reserving 357,987 shares of Class C stock until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of June 21, 2007, 1,353,245 Class C shares have been converted into Class D shares. See “Item 4. Information on the Company—Deregulation, Privatization and Recent Developments.”

In January 1999, Repsol acquired 52,914,700 Class A Shares in block (14.99% of YPF’s shares) which were converted to Class D Shares. Additionally, on April 30, 1999, Repsol announced a tender offer to purchase all outstanding Classes A, B, C and D Shares at a price of U.S.$ 44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol acquired an additional 82.47% of the outstanding capital stock of YPF. On November 4, 1999, Repsol acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of YPF’s Class B, C and D Shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra, as of December 31, 2001, Repsol YPF owns 389,548,900 Class D shares and therefore controls YPF through a 99.04% ownership interest in YPF.

As of June 2007, there were approximately 224.5 million ADSs outstanding and approximately 93 holders of record of ADSs. Such ADSs represented approximately 57.1% of the total number of issued and outstanding Class D Shares as of June 2007. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 0.43% of the total number of outstanding Class D Shares.

Since Repsol YPF acquired control of YPF, YPF has engaged in various transactions with Repsol YPF. Some of these transactions have involved the transfer of YPF’s ownership interest in some subsidiaries to Repsol YPF at fair market value. The most important asset sales are described in “Item 4. Information on the Company—Deregulation, Privatization and Recent Developments.”

All material transactions and balances with related parties are included in Note 7 to the Consolidated Financial Statements. The prices of the transactions with related parties approximate the amounts charged by and/or to YPF by unrelated third parties.

ITEM 8.	Financial Information

Financial Statements

See Item 18 for our Consolidated Financial Statements.

Legal Proceedings

Argentina

The Privatization Law provides that the Argentine government assumes all contingent liabilities arising from events or transactions that had occurred, or acts or operations that had been completed, as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990 YPF has been required to advance the payment of amounts established in certain judicial decisions. YPF believes it has the right to be reimbursed for these payments by Argentina pursuant to the above-mentioned indemnity. Based on the aforementioned and on the indemnity from the Argentine government with respect to pre-1991 contingent liabilities, YPF does not expect the outcome of these lawsuits to have a material adverse effect on YPF’s financial condition or future results of operations. YPF does not believe that there are any legal proceedings pending to which YPF or any of its subsidiaries is a party or of which any of their property is subject, individually or in the aggregate, that could reasonably be likely to result in a material adverse effect on YPF’s business, financial condition or results of operations. Notwithstanding, in addition to the probable contingencies described in the following paragraphs as of December 31, 2006, YPF has received several labor, civil and commercial claims which had not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsel, has considered them to be possible contingencies.

YPF, in the ordinary course of its business, is a party to various actions, including approximately 2,919 labor lawsuits as of December 31, 2006. See “Item 6. Directors, Senior Management and Employees – Employee Matters.”

A reserve totaling Ps. 1,570 million, Ps. 1,303 million and Ps. 1,005 million as of December 31, 2006, 2005 and 2004, respectively, have been established to afford contingencies which are probable and can be reasonably estimated. In the opinion of Management, in consultation with its external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of the issuance of our financial statements, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims reserved are described in the following paragraphs.

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

On March 22, 1999, YPF was notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of Ps. 109 million, stated Argentine pesos as of that date, based on the interpretation that YPF had purportedly abused its dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF made the claimed payment.

Additionally, Resolution No. 189/99 provided for the commencement of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged YPF with abuse of dominant market position during this period. On January 20, 2004, YPF answered the notification by (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and prejudgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

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

Despite the solid arguments expressed by YPF, the above-mentioned circumstances make evident that, preliminarily, the CNDC denies the defenses filed by YPF and that the CNDC is reluctant to modify the doctrine provided by Resolution No. 189/99. Furthermore, the Court of Appeals decisions tend to confirm the decisions made by the CNDC.

Based on the provisions of Regulation No. 27/04, Resolution No. 659/04 and Resolution No. 752/05, the Secretariat of Energy and/or the Under-Secretariat of Fuels have instructed YPF to re-direct natural gas export volumes to the internal market, thereby affecting natural gas exports, by means of requiring the injection of additional volumes, not contractually committed by YPF, to supply the domestic market. These additional volumes (Additional Injection, Permanent Additional Injections and additional volumes required for distributors, pursuant to Resolutions SE No. 659/2004, 752/2005 and 1329/2006, as described in “Item 4. Information on the Company–Regulatory Framework and Relationship with the Argentine Government”) are not set forth in contractual undertakings, forcing YPF to make the authorized exports under the relevant agreements and permits, the performance of which has been conditioned by the aforesaid program. YPF appealed these measures. However, in the absence of a favorable resolution, YPF was obliged to comply with them in order to avoid greater losses for the Company and its export customers (e.g.: revocation of export permits). YPF informed its customers that the aforesaid resolutions and the measures set forth therein constitute an event of force majeure which releases YPF from any contractual or extracontractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. Some of YPF’s current customers have rejected the force majeure invoked by YPF and claim for payment of damages and/or penalties for breach of supply commitments, reserving their rights to file future claims. Three customers sought payments from YPF for damages under a “deliver or pay” clause, which demands have been rejected by YPF. One of these customers, Innergy Soluciones Energéticas S.A. filed an arbitral proceeding claiming damages of U.S.$ 24 million plus interest, which would increase proportionally to the amount of penalties that Innergy has billed to YPF on a monthly basis for missed deliveries after June 2006. YPF is currently in pre-arbitral negotiations with the other two clients who have sought damages from YPF under the “deliver or pay” clause, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. have also liquidated penalties for non delivery of natural gas until November 2006, for a total amount of approximately U.S.$ 41 million. YPF has rejected such liquidation.

Central Puerto S.A. has made claims against YPF for cutbacks in natural gas supply pursuant to its respective contracts. The Company has formally denied such breach, based on the fact that, pending the restructuring of such contracts, it is not obligated to confirm nominations of natural gas to those clients during certain periods of the year. On March 15, 2007, Central Puerto S.A. notified YPF of the commencement of pre-arbitral negotiations in relation to the agreements for the supply of its plants located in Buenos Aires and Loma de La Lata, Province of Neuquén. On June 6, 2007 Central Puerto S.A. notified YPF of its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce.

On August 11, 2006, the Company received Note SE No. 1009 (the “Note”) by the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Northwest Basin, in relation to the export authorization granted by means of Resolution SE No. 167/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between YPF and GasAtacama Generación. The Note indicates that, as a consequence of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply is at risk. The Note preventively establishes that the maximum natural gas daily volumes authorized to be exported under the Export Authorization shall be reduced by 20%, which affects the export contract. The Company filed an answer to the Note on September 15, 2006 stating its allegations and defenses.

On June 29, 1999, a group of neighbors of the La Plata Refinery requested the remediation of alleged environmental damages in the peripheral water channels of the refinery and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after its privatization. YPF notified the National Executive Branch that there is a chance that the tribunal award may find YPF responsible for the damages. In such event, due to the indemnity provided by Law No. 24,145, YPF shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

YPF has been informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages on account of the existence of volatile particles and/or hydrocarbon suspension, non-fulfillment of a remediation schedule of canals, and the existence of allegedly clandestine disposal sites. To our knowledge, the responsible court has not yet made any formal accusations.

On December 27, 2002, a group of 264 neighbors of the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps. 49.6 million. YPF already filed a writ answering the complaint. As of December 31, 2006, YPF had established a reserve of Ps. 10 million with respect to this claim.

On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the forward oil sale agreements entered into by the Company should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately Ps. 45 million plus interest and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, asserting that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments. Consequently, during 2004, YPF presented its defense to the AFIP, rejecting the claims and arguing its position. However, on December 28, 2004, YPF received formal communication of a resolution from the AFIP confirming its original position in both claims. YPF has appealed such resolution in the National Fiscal Court. In 2006, YPF conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP and filed reimbursement summary proceedings so as to avoid facing interest payments or a fine.

On December 20, 2005, YPF attended a mediation meeting called by the Province of Santa Cruz where it requested the payment of differences in the calculation of hydrocarbon royalties from 2004 and thereafter. The claim is based on the provisions of an agreement signed between YPF and the Province of Santa Cruz. In August 2006, YPF and Santa Cruz Province reached a settlement agreement, ratified by Provincial Law No 2,907, pursuant to which YPF paid U.S. $40 million and the Province agreed that it had no further claims against YPF in connection with this claim. Consequently, as of December 31, 2006, there was no reserve in connection with this claim.

In January 2003, Candlewood Timber Group LLC, a subsidiary of Forestal Santa Barbara S.R.L., sued Pan American Energy LLC (a company incorporated under the laws of Delaware, U.S.A ), the operator of the joint venture that operates the current exploitation concession in the Acambuco area in the Chancery Court of the State of Delaware claiming damages to its forestry business in the Acambuco area allegedly resulting from, among other things, uncontrolled clearing of forest vegetation and soils and destruction of thousands of valuable hardwood trees by the joint venture. If the claims are successful, and absent a finding of gross negligence by the operator, YPF, as a 22.5% partner in the joint venture, would be held liable. On May 19, 2006, a settlement agreement was reached in the United States action involving the payment from the members of the joint venture to Candlewood Timber Group LLC of U.S.$25 million. In addition, pursuant to the settlement agreement, Forestal Santa Barbara S.R.L. will sell to partners in the UTE Acambuco two parcels (San Pedro and San Pedro Norte) that overlap partially with the Acambuco area for a total of U.S. $1.5 million. YPF will be responsible for 22.5% of the settlement amount, in accordance with its stake in the joint venture. The parties finalized the settlement agreement and YPF intended to make payment within a reasonable time. However, the plaintiff has submitted for arbitration the question of whether the settlement payment will be subject to Argentine income taxes, as the defendants have asserted, in light of the fact that the payment will be effected within Argentina.

On April 20, 2004, YPF was notified of an arbitration complaint filed by CMS Ensenada S.A. (“CMS”), in connection with a supply contract for electric power and vapor for the La Plata Refinery, entered into on August 16, 1995 between YPF and Energía y Vapor S.A.—CMS, UTE (subsequently succeeded by CMS). CMS asserts that payments by YPF for electricity and steam supplied under the agreement must be made in the currency originally agreed upon, American dollars, and not in Argentine pesos. It argues that the “de-dollarization” of obligations in foreign currency imposed by the Public Emergency Law is unconstitutional. YPF has already presented an answer to the complaint sustaining the constitutionality of the “de-dollarization” and requiring the rejection of the complaint. YPF produced evidence and filed an allegation writ regarding this proceeding. This proceeding was concluded by the granting of an arbitral award, which has been fully satisfied, according to which as of December 31, 2006, there was no reserve in connection with this claim.

Additionally, YPF’s Management, in consultation with its outside counsel, believes that the following contingencies, individually significant, have a possible outcome.

On December 9, 2002, YPF filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and byproducts, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/02. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with YPF’s access to and use of 70% of the foreign exchange proceeds from its hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, YPF expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this Decree. See “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government-Repatriation of Foreign Currency.” On December 1, 2003 the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeal’s decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency. On December 15, 2003, YPF filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed YPF’s motion for clarification, indicating that the regulations included in Decree No. 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with YPF’s access to foreign exchange proceeds, as described above. On February 19, 2004, YPF filed an extraordinary appeal before the Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy. Should the Central Bank eventually request the conversion of the foreign currency proceeds derived from hydrocarbon exports made from the issuance of Decree No. 1,606/01 to the date on which Decree No. 2,703/02 became effective, YPF may challenge such decisions or proceedings through administrative appeals procedures, as well as request precautionary measures within the frame of other judicial proceedings.

In July 2002, EDF Internacional S.A. (“EDF”), initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A., Repsol YPF and YPF seeking payment of U.S.$ 69 million and afterward increasing the claim without real arguments to U.S.$ 103,2 million. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso that EDF asserts to have occurred prior to December 31, 2001. YPF’s position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. YPF has filed a counterclaim against EDF in the amount of U.S.$ 13.85 million as a purchase price adjustment. YPF’s Management believes that EDF’s claim is without merit. In 2003, the arbitration tribunal determined that it lacked jurisdiction over Repsol YPF as Repsol YPF was not a party to the Stock Purchase Agreement. That decision was confirmed on February 11, 2005. The parties are awaiting the issuance of the arbitral final award.

On January 21, 2005, YPF was notified of a request made by Empresa Nacional de Electricidad S.A. (“ENDESA”) for arbitration to resolve a dispute relating to an alleged breach of contractual clause in an export contract signed in June 2000. The clause relates to increased natural gas deliveries and ENDESA has requested payment for the contractual penalty. The contract term is 15 years and establishes that compensation for non-delivery may not exceed U.S.$ 9 million per year though, under certain circumstances, such limit may be increased by U.S.$ 9 million per year. Notwithstanding the foregoing, ENDESA’s claim exceeds this limit and amounts to U.S.$ 353.8 million, while asserting that there has been willful misconduct on the part of YPF. On March 7, 2007, the parties reached a preliminary agreement to resolve the dispute, which is subject to certain conditions, including approval by the Secretariat of Energy. The arbitration has been stayed pending finalization of the settlement agreement.

On November 17, 2003, CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. On January 15, 2007, CNDC charged YPF and eight other producers with violations of Act 25,156. YPF has contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position.

The CNDC has commenced proceedings to investigate YPF for using a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contract does not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, in which it is committed, among other things, not to include such clauses in future bulk LPG supply contracts.

The Company has presented to the Secretariat of Energy reserves documentation that permits the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Northwest basin. These Export Permits relate to the long-term natural gas export contracts with the following clients (the “Clients”): Gas Atacama Generación, Edelnor, and Electroandina. The Company has not yet received a response from the Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the technical sector of the Secretariat of Energy addressed this file and concluded, without resolving the question, that YPF has not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision in the legal sector of the Secretariat of Energy, to then eventually be passed to the Secretary of Energy for resolution. If the Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with the Company’s export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that YPF did not act as a prudent and diligent operator and/or that it did not have sufficient reserves, the Company could be responsible for the injury that this situation caused to the Clients.

On December 13, 2005, the New Jersey Environmental Protection Agency and the New Jersey Spill Compensation Fund filed a claim with a New Jersey Court against Occidental Chemical Corporation, Tierra Solutions Inc., Maxus Energy Corporation, Repsol YPF S.A., YPF S.A., YPF Holdings and CLH Holdings. The plaintiffs claim the remediation of environmental damages, including the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act and the Water Pollution Control Act in a facility allegedly operated by the defendants and located in Newark, New Jersey. The Company filed a motion to dismiss the action against YPF.

On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin, including YPF, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities and the implementation of measures to prevent environmental damages in the future. The amount claimed is over U.S.$547.6 million. The plaintiff requested that the National Government (Secretariat of Energy), the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina. Once the complaint was notified, YPF and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. YPF has requested that the claim be rejected because the defects of the demand indicated by the Supreme Court of Justice of Argentina have not been corrected. However, YPF has also answered the complaint by requesting its rejection for other reasons, and impleading the National Government, due to its obligation to indemnify YPF against any liability and hold the Company harmless for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree 546/1993.

YPF has not been served in the following environmental lawsuits that have been filed by residents living near Dock Sud, Province of Buenos Aires, although it is aware of their progress: (i) “Mendoza, Beatriz against National State et al” is a lawsuit pending before the Supreme Court of Argentina, in which the National State, the Province of Buenos Aires, the City of Buenos Aires and 44 companies (including YPF) are being sued. The plaintiffs have requested compensation for collective environmental damage of Matanza and Riachuelo rivers basin and for physical and property damage, which they claim to have suffered. The National Supreme Court declared itself legally competent only to settle the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages; and has requested the defendants to submit specific reports. In particular, it has requested the National State, the Province of Buenos Aires, the City of Buenos Aires and Cofema, to submit a plan with environmental objectives; (ii) “Félix, Víctor et al against Shell C.A.P.S.A. et al for compensation” is a suit in which the Province of Buenos Aires and the Municipality of Avellaneda are being sued, as are companies domiciled at Dock Sud, including YPF. The plaintiffs are requesting environmental remediation of Dock Sud, which they estimate at Ps. 600 million, and physical and property damages. On the other hand, YPF has been served in the proceeding, “Cicero, María Cristina against Antivari S.A.C.I. et al for damages,” in which plaintiffs residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and compensation for physical and property damages against many companies that have operations there, including YPF. For the time being, it is not possible to assess the prospects of any of these matters.

Moreover, on June 6, 2007, YPF S.A. was served with a new complaint in which 9 residents of the vicinity of Refineria La Plata request i) the cease of contamination and other harms they claim are attributable to the refinery;

ii) the clean-up of the adjacent canals, Rio Santiago and Rio de la Plata (water, soils and aquiferous), or, if clean-up is impossible, indeminification for environmental and personal damages. The plaintiff has quantified damages as Ps. 51.4 million, or an amount to be determined from evidence produced in discovery. YPF believes that most damages that are alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, there is the possibility of the judgment ordering YPF to meet the expenses of remedying these liabilities, in which case the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 since YPF must be held harmless pursuant Law 24,145. In addition, the claim partially overlaps with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, YPF considers that the cases will need to be partially consolidated to the extent that the claims overlap. Regarding claims that would not be included in the previous proceedings, for the time being we are collecting information and documents in order to answer the claim. The contamination that may exist could derive from countless sources, including from dumping of refuse over many years by other industrial facilities and by ships.

Additionally, YPF is aware of an action in which it has not yet been served, in which the plaintiff requests the clean-up of the canals adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast, and, if such sanitation is not practicable, an indemnity of Ps. 500 million (approximately U.S.$ 161 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of the La Plata Refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, YPF believes that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

During 2006, the Customs General Administration of Neuquén and Comodoro Rivadavia informed YPF that summary proceedings had been brought against it due to a formal misstatement on the forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before this agency. YPF’s Management, based on the opinion given by its legal counsel believes the claim has no legal basis.

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

In October 2002, YPF was notified of complaints by neighbors of a YPF service station claiming U.S.$ 28 million in damages allegedly resulting from a fuel leak coming from that station.

On February 20, 2006, the Province of Neuquén published in the Official Gazette Decrees No. 225/06 and 226/06 (the “Decrees”). The Decrees provide the mandatory calculation of royalties for hydrocarbons produced within the Province of Neuquén using international prices as reference, thus increasing the amounts of the royalties to be paid by YPF. The calculation of hydrocarbon royalties, in accordance with Section 75 (12) of the Argentine Constitution, is ruled by federal legislation and the Decrees contradict such regulation, particularly the preemption principle, Section 31 of the Argentine Constitution. YPF filed with the Argentine Supreme Court a declaratory judgment action (Acción Declarativa de Certeza) with the aim of obtaining the nullification of the Decrees and the issuance of an interim measure banning the Province of Neuquén to file any royalty claim on the ground of the provisions contained within the Decrees. On October 31, 2006, the Argentine Supreme Court issued an injunction ordering Neuquen Province to refrain from applying Decrees 225/06 and 226/06 to YPF.

On August 31, 2004, the Province of Neuquén filed with the Federal Court of the Province of Neuquén (the “Federal Court”), a claim against Atalaya Energy and 17 oil and gas companies, YPF being one of them, claiming compliance with Section 6 Law No. 25,561 for the calculation of royalties regarding hydrocarbons produced within the Province of Neuquén. Section 6 Law No. 25,561 provides that in no event will export withholdings reduce the wellhead prices for the calculation and payment of hydrocarbon royalties. According to the Province of Neuquén’s reading of Section 6 Law No. 25,561, the oil and gas companies producing hydrocarbons in the Province of Neuquén should not make any deduction based on export withholdings for the calculation of royalties corresponding to hydrocarbons sold in the domestic market. The Federal Court issued an interim measure ordering the oil and gas companies to calculate and pay royalties on the basis of international prices. YPF filed an appeal against such interim measure. On October 5, 2005, the Federal Court granted YPF’s appeal. Additionally, the Federal Court clarified that Section 6 Law No. 25,561 shall be applied only to the calculation of royalties regarding exported hydrocarbons. The Province of Neuquen appealed this decision to the National Court of Appeals, which declared that it lacked jurisdiction and referred the case to the Argentine Supreme Court. In 2006, the Supreme Court also declared that it lacked jurisdiction, and returned the case file to the Federal Justice authorities. YPF also requested the Argentine Supreme Court to order the Federal Court to refrain from continuing proceedings. The Argentine Supreme Court denied such request and YPF filed a writ requesting the reversal of such decision, which was rejected.

The AFIP has filed a claim for Ps. 176 million, plus interest, in connection with the calculation of the Hydro Infrastructure and Diesel Oil rates related to gasoline and diesel fuel export sales from January to December 2002 and from June 2001 to March 2002. Law 26,028, passed in 2005, imposed a tax on fuel oil, thereby replacing the Rate on Fuel Oil , and law 26,181, passed in 2006, imposed a tax on gasoline transfers, replacing the rate on Hydro Infrastructure. Both laws, however, provide for the same exemption on fuel oil and gasoline exports that existed under their predecessor laws. Therefore, YPF believes that the claims made by AFIP are without support.

YPF Holdings

The following is a brief description of certain potential environmental and other liabilities related to YPF Holdings.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to Occidental Petroleum Corporation (together with its subsidiary Occidental Chemical Corporation, “Occidental”) in 1986, Maxus executed a document whereby it assumed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. Tierra assumed essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

At December 31, 2006, reserves for the environmental and other contingencies totaled approximately U.S.$126 million. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances could result in changes, including additions, to such reserves in the future. It is possible that additional claims will be made, however, and additional information about new or existing claims is likely to be developed over time. As a result, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already made.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. YPF Holdings has reserved approximately U.S.$16.8 in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the plant site. In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this Plan is estimated by the DEP to cost approximately U.S.$2.3 million.

Also in December 2005, the DEP sued the YPF Holdings, Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas.

As of December 31, 2006, there is a total of approximately U.S.$15.9 million reserved in connection with the foregoing matters related to the Passaic River, the Newark Bay and surrounding area.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of U.S.$19.55 million.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent (the “Adjacent Property”) to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act.

As of December 31, 2006, there is a total of approximately U.S.$22.3 million reserved in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately U.S.$8.4 million as of December 31, 2006 for its estimated share of the cost to perform the remedial investigation and feasibility study (“RIFS”), the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining

Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. At December 31, 2006, YPF Holdings has reserved approximately U.S.$24.1 million for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the parties’ obligations in respect thereof are unknown at the present time.

In June 2005, the EPA designated Maxus as potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. Maxus has reserved approximately U.S.$1 million as of December 31, 2006 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus could have to assume some liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At December 31, 2006, YPF Holdings had reserved approximately U.S.$2.8 million in connection with its estimated share of costs related to these sites.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. Following trial, judgment was entered against Maxus. Maxus has appealed. As of December 31, 2006, Maxus had established a reserve of approximately U.S.$14.9 million in respect of this matter.

In March 2005, Maxus had defended Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the Company’s financial condition. YPF Holdings has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

The Company has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except perhaps those commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618.

Also see “Item 4. Information on the Company—Environmental Matters—YPF—Argentine operations” for a description of legal proceedings.

Dividends Policy

See “Item 3. Key Information—Selected Financial Data—Dividends” and “Item 10. Additional Information—Dividends.”

ITEM 9.	The Offer and Listing

New York Stock Exchange

The ADSs, each representing one Class D Share, are listed on the New York Stock Exchange under the trading symbol “YPF.” The ADSs began trading on the New York Stock Exchange on June 28, 1993, and were issued by The Bank of New York as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in U.S. dollars of YPF’s ADSs on the New York Stock Exchange:

	High	Low
2002	20.50	8.68
2003	37.35	12.99
2004	44.00	35.95
2005	69.20	43.20
2006	57.38	37.00
2007(1)	50.10	41.14

(1)	Through June 21, 2007

The following table sets forth for each quarter of the most recent two financial years and for the current financial year, the high and low prices in U.S. dollars of YPF’s ADSs on the New York Stock Exchange.

	High	Low
2005:
First Quarter	63.75	43.20
Second Quarter	56.50	49.00
Third Quarter	69.20	54.54
Fourth Quarter	69.00	51.05
2006:
First Quarter	57.38	51.92
Second Quarter	55.00	37.00
Third Quarter	45.45	40.01
Fourth Quarter	51.49	42.75
2007:
First Quarter	50.10	41.14
Second Quarter (1)	46.41	41.42

(1)	Through June 21, 2007

The following table sets forth the high and low prices in U.S. dollars of YPF’s ADSs on the New York Stock Exchange for each of the most recent six months.

	High	Low
2007:
January	48.19	43.01
February	50.10	43.77
March	45.20	41.14
April	44.50	42.37
May	43.39	41.42
June (1)	46.41	42.00

(1)	Through June 21, 2007

As of June 2007, there were approximately 224.5 million ADSs outstanding and approximately 93 holders of record of ADSs. Such ADSs represented approximately 57.1% of the total number of issued and outstanding Class D Shares as of June 2007.

Buenos Aires Stock Market

The Buenos Aires Stock Market is the principal Argentine market for trading the ordinary shares.

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation, whose shareholder members are the only individuals and entities authorized to trade in the securities listed on the Buenos Aires Stock Exchange. Trading on the Buenos Aires Stock Exchange is conducted by continuous open outcry from 11:00 a.m. to 5:00 p.m. each business day. The Buenos Aires Stock Exchange also operates a continuous trading market system from 11:00 a.m. to 5:00 p.m. each business day, on which privately arranged trades are registered and made public.

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

Certain information regarding the Argentine equities market is set forth in the table below.

Argentine Equities Market

	2006	2005	2004	2003	2002
Market capitalization (in millions of pesos)(1)	1,229	771	690	542	348
As percent of GDP(1)	183.4%	163%	152%	205%	98%
Volume (in millions of pesos)	131,984	145,535	82,099	84,496	72,429
Average daily trading volume (in millions of pesos)	532.19	577.52	325.79	339.34	308.21
Number of listed companies(1)	106	106	106	110	114

(1)	End-of-period figures for trading on the Buenos Aires Stock Exchange.

Source: Comisión Nacional de Valores and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the periods indicated, the high and low prices in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Market:

	High	Low
2002	60.00	25.90
2003	110.00	43.75
2004	130.00	103.00
2005	205.00	128.00
2006	177.50	115.00
2007(1)	153.00	126.00

(1)	Through June 21, 2007

The following table sets forth the high and low prices in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Market, for each quarter of the most recent two financial years as well as the first and second quarter of current fiscal year.

	High	Low
2005:
First Quarter	190.00	128.00
Second Quarter	161.00	142.00
Third Quarter	205.00	155.00
Fourth Quarter	195.00	159.00
2006:
First Quarter	177.50	159.50
Second Quarter	168.00	115.00
Third Quarter	141.00	123.50
Fourth Quarter	152.95	131.00
2007:
First Quarter	153.00	126.00
Second Quarter (1)	141.50	127.00

(1)	Through June 21, 2007

The following table sets forth the high and low prices in Argentine pesos of YPF’s Class D Shares on the Buenos Aires Stock Exchange, for each of the most recent six months.

	High	Low
2007:
January	147.00	126.00
February	153.00	134.50
March	139.00	126.00
April	135.00	129.40
May	130.80	127.00
June (1)	141.50	128.25

(1)	Through June 21, 2007

As of May 15, 2007, there were approximately 8,428 holders of Class D Shares.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

ITEM 10.	Additional Information

Memorandum and Articles of Association

YPF’s by-laws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Argentine Republic on the same date, June 15, 1993 under number 5,109 of the book of Corporations number 113, volume “A.”

At a Shareholder’s Meeting on April 13, 2007, YPF’s shareholders approved an amendment to YPF’s by-laws which broadens the scope of YPF’s permissible activities to include work with non-fossil fuels, biofuels, and their components, as well as the production, processing, transport, marketing and storage of grain and its derivatives. The amendment is currently under the registration process with the Argentine National Securities Commission (“NSC”).

For a detailed description of YPF’s object and purpose, see “Item 4. Information on the Company.” YPF’s object is set forth in Section 4 of its by-laws. Copies of the by-laws, which have been filed as described in “Exhibit Index” in this annual report, are also available at the offices of YPF.

Pursuant to Argentine Corporations Law No. 19,550 (the “Corporations Law”), the Board of Directors or the Statutory Audit Committee (as defined below) shall call either annual general or extraordinary shareholders’ meetings in the cases provided by laws and whenever they consider appropriate. Shareholders representing not less than five percent of YPF’s capital stock may also request that a shareholders’ meeting be called.

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

Directors, members of the Statutory Audit Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on any proposal regarding to the approval of their management duties or their removal for cause.

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

YPF’s by-laws provide that each class of capital stock of YPF may elect a certain number of directors and alternates based, in part, on the percentage of total outstanding capital stock represented by such class. At the Shareholders’ General Ordinary and Extraordinary Meeting, held in April 2006, the holders of Class B Shares, Class C Shares and Class D Shares, voting as a single class, appointed thirteen directors to serve a two-year term and four alternates to serve a two-year term, all of them representatives of Class D Shares.

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

The Corporations Law allows transactions or contracts between directors and YPF in connection with YPF’s core activities, to the extent they are performed under fair market conditions. Those transactions that do not comply with the Corporations Law require prior approval of the Board of Directors or the Statutory Audit Committee. In addition, these transactions must be approved by the shareholders of YPF at a general meeting. If the shareholders of YPF do not approve the transaction, directors and members of the Statutory Audit Committee that previously gave their consent to such a transactions are fully liable for the adverse effects caused to YPF.

Any director whose personal interests are adverse to YPF shall notify the Board and the Statutory Audit Committee. Otherwise, such director may be held liable to YPF under the Corporations Law.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Statutory Audit Committee (as defined below) before any complaint against him is brought before the Board of Directors, the Statutory Audit Committee, the shareholders’ meeting, the appropriate governmental agency or the courts. Any liability of a director to YPF terminates upon approval of the director’s actions by the shareholders, provided that shareholders representing at least 5% of YPF’s capital stock do not object and, provided further, that such liability does not result from a violation of the law, its by-laws or other regulations.

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries other than broadcasting is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D Shares or ADSs or to exercise financial or corporate rights thereunder.

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

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by YPF, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007(1)	6.00	—	—	—	6.00

(1)	Through June 21, 2007.

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

On March 6, 2007, the Board of Directors approved a dividend of Ps. 6 per share or per ADS, to be paid out of the reserve for future dividends approved by the Shareholders’ Meeting of April 28, 2006. The dividends were paid on March 21, 2007 and ratified by the Shareholders’ Meeting of April 13, 2007.

The Shareholders’ Meeting held on April 13, 2007, approved a reserve for future dividends of Ps. 4,234 million. The Board of Directors has the power to decide the timing and the amount of future payments out of this reserve to the extent such payments are possible under Argentine and YPF’s economic and financial circumstances.

Dividends may be lawfully paid only out of YPF’s retained earnings reflected in the annual audited financial statements approved by a shareholders’ meeting. The Board of Directors of a listed Argentine company may declare interim dividends, in which case each member of the Board and of the Statutory Audit Committee is jointly and severally liable for the repayment of such dividend if retained earnings at the close of the fiscal year in which the interim dividend was paid would not have been sufficient to permit the payment of such dividend.

Under the by-laws, YPF’s net income is applied as follows:

•

first, an amount equivalent to at least 5% of net income is segregated to build a legal reserve required by Argentine law (the “Legal Reserve”) until such reserve is equal to 20% of the subscribed capital of YPF (plus adjustments to contributions);

•

second, an amount is segregated to pay the fees of the members of the Board of Directors and of the Statutory Audit Committee (see “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Officers”);

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

•

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

•

Any Class C Shares that are not acquired by the remaining participants in the Programa de Propiedad Participada (“PPP”) through exercise of their own preemptive rights will be assigned to any such participants who exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to such shares; any excess will be converted into Class D Shares and offered to holders of Class D Shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class C Shares.

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

Certain Provisions Relating to Acquisitions of Shares

Pursuant to the by-laws:

•

each acquisition of shares or convertible securities, as a result of which the acquiror, directly or indirectly through or together with its affiliates and persons acting in concert with it (collectively, an “Offeror”), would own or control shares that, combined with such Offeror’s prior holdings, if any, of shares of such class, would represent the lesser of:

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

Restrictions on Related Party Transactions

The price per share to be received by each shareholder in any Related Party Transaction must be the same as, and must not be less, than the highest of the following:

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

There were no material contracts entered into, other than in the ordinary course of business, during the past two years.

For a discussion of additional information see “Item 3. Key information—Risk Factors—Fluctuations in Foreign Exchange Rates, the Imposition of New Taxes and the Enactment of Exchange and Price Controls in Argentina Could Adversely Affect Our Performance and Materially Affect Our Capacity to Service Our Financial Obligation—Exchange and Capital Controls” and “Item 4. Key information—Regulatory Framework and Relationship with Argentine Government—Repatriation of Foreign Currency.”

Taxation

General

The following is a summary of the material Argentine and U.S. tax matters that may be relevant to the acquisition, ownership and disposition of ADSs or Class D Shares of YPF. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire ADSs or Class D Shares of YPF.

The summary is based upon tax laws of Argentina and the United States, and regulations thereunder as in effect on the date of this annual report, which are subject to change. As of the date of this annual report, there is no tax treaty or convention in effect between Argentina and the United States. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for, in, or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. Prospective purchasers of ADSs or Class D Shares should consult their own tax advisors as to Argentine, U.S. or other tax consequences of the acquisition, ownership and disposition of the ADSs or Class D Shares in their particular circumstances.

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

Taxation of Dividends

Dividends of cash, property or capital stock of YPF to holders of Class D Shares or ADSs are currently exempt from Argentine withholding or other taxes. This exemption applies so long as the amount of the dividends distributed does not exceed the amount of YPF’s accumulated taxable income at the close of the previous year. Dividends in excess of the accumulated taxable income previously mentioned shall be subject to a 35% income tax withholding.

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

Personal Assets Tax

Argentine Law 25,585 was passed by the Argentine Congress and published in the Official Gazette on May 15, 2002, and applies as of December 31, 2002. Law 25,585 imposes a tax (the “Personal Assets Tax”) on shares of stock corporations, such as ADSs or Class D Shares, or equity interests in companies regulated by the Argentine Companies Law, if the equity interests are owned by individual holders and/or undivided estates, regardless of whether domiciled within Argentina or in a foreign country. The Personal Assets Tax is also imposed upon companies and/or any other legal entities located in a country other than Argentina. It is presumed, without the right to rebut such presumption, that shares of stock of corporations, such as ADSs or Class D Shares, and/or equity interests of companies regulated by Argentine Companies Law, as amended, whose holders are companies, other legal entities, enterprises, permanent establishments, trusts, and other entities, domiciled, settled or located in a foreign country, belong indirectly to individuals or individual estates domiciled in a foreign country.

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

Taxation of Distributions

Distributions paid on Class D Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Since we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. holders will generally be required to treat such distributions as taxable dividends.The amount of this dividend will include any amounts withheld by us or our paying agent in respect of Argentine taxes. Subject to applicable limitations and discussion above regarding concerns expressed by the U.S. Treasury, and assuming we are not a Passive Foreign Investment Company (“PFIC”) in the year of the dividend and the prior year, under current law, dividends on our ADSs paid to non-corporate holders in taxable years beginning before January 1, 2011, will be considered qualified dividends and may be taxed at a maximum rate of 15%. Dividends will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed under the Internal Revenue Code.

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

Passive Foreign Investment Company (PFIC)

YPF believes that it was not a PFIC for U.S. federal income tax purposes for 2006, and does not expect to be considered a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and the market value of its assets, including, among others, equity investments in various entities, from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were a PFIC for any taxable year, certain adverse consequences could apply to you.

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

Available Information

YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the SEC’s Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 100 F Street, NE., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which YPF’s American Depositary Shares are listed.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which YPF is a party as of December 31, 2006, and from which YPF may incur future earnings or losses from changes in market, interest rates, foreign exchange rates or commodity prices. YPF does not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information— Risk Factors.”

Foreign currency exposure

YPF had followed a policy of not hedging its debt obligations in U.S. dollars due to the fact that, in 1991, the Argentine government instituted a set of economic reforms known as the “Convertibility Plan,” the centerpiece of which was a fixed one-to-one rate of exchange between the Argentine peso and the U.S. dollar. However, in view of the Argentine economic crisis, the Argentine authorities implemented a number of monetary and exchange control measures, including the abolishment of the Convertibility Law. As a result, YPF is currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risk Factors.”

The table below provides information about YPF’s assets and liabilities, denominated in currency other than Ps. (principally U.S. dollars), that may be sensitive to changes in foreign exchange rates.

	Expected maturity date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(millions of U.S.$)
Assets	2,062	7	—	51		2,120
Accounts payable	539	194	156	385		1,274
Debt	287	101	—	65		453
Other Liabilities	59	9	7	352	(1)	427

(1)	Includes U.S.$ 299 million corresponding to Reserves with undetermined maturity.

For further information about foreign currency-denominated assets and liabilities, see Note 16(e) to the Consolidated Financial Statements.

Crude oil price exposure

YPF entered into price swap agreement in June 1998 on future oil delivery commitment, covering approximately 23.9 million barrels of crude oil, for a term of ten years. This swap agreement was entered into in connection with advanced payments received by YPF for future crude oil deliveries under forward crude oil sale agreement covering these same volumes of crude oil subject to the swap agreement. Under the price swap agreements, YPF will pay a fixed average price of U.S.$ 18.24 per barrel from 2007 to 2008 and will receive variable selling prices that will depend upon market prices. The estimated price effect presented in the table above represents the difference between the prices YPF will pay and the forecasted prices YPF will receive under the contracts. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Transactions with Unconsolidated Variable Interest Entities.”

	(Proceeds) Payments
	2007	2008	Total	Fair Value
Contract volumes (mmbbl)	2.3	1.0	3.3	—
Average Price of Contract (U.S.$ /bbl)(1)	18.24	18.24	18.24	—
Contract amount (million U.S.$)(1)	42	18	60	184
Estimated price effect (2)	(98)	(43)	(141)	(151)

(1)	See “Item 5. Operating and Financial Review and Prospects” and “Item 3. Key Information—Risk Factors.”

(2)	The expected cash flows were calculated based on a WTI oil price of U.S.$ 61.05 for all periods. This price was also used for SFAS No 69. The estimated price effect disclosed in the chart was calculated as the difference between this price and the average settlement price per barrel.

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

The table below provides information about YPF’s assets and liabilities that may be sensitive to changes in interest rates.

	Expected maturity date
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
	(million $ )
Assets
Variable rate
Other Receivables (Related parties)	2,895	—	—	—	—	—	2,895	2,895
Interest rate	Libor + 1.5% 3% + variable spread
Fixed rate
Other Receivables (Related parties)	988	—	—	—	—	—	988	988
Interest rate	5.37% - 8.48%
Liabilities
Variable rate
Other Short - and Long-term debt	181	—	—	—	—	—	181	181
Interest rate	4% - 9.65% Libor + 1.60%
Fixed rate
YPF’s Negotiable Obligations	559	—	310	—	—	199	1,068	1,110
Interest rate	7.75% - 10%		9.13%			10%
Other Short- and Long-term debt	175	1	—	—	—	—	176	176
Interest rate	1.25% - 5%	1.25%

ITEM 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2006, YPF, under the supervision and with the participation of YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Securities Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, YPF’s Chief Executive Officer and Chief Financial Officer concluded that YPF’s disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information YPF is required to disclose in the reports it files under the Securities Exchange Act, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Management of YPF is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act). YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Argentina including the reconciliation to U.S. GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of YPF;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of YPF’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements, due to the possibility that a control can be circumvented or overridden or that misstatements due to error or fraud may occur that are not detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report included on F pages.

Changes in Internal Control over Financial Reporting

There has been no change in YPF’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16.

ITEM 16A.	Audit Committee Financial Expert

The Board of Directors has designated Miguel Madanes as YPF’s Audit Committee Financial Expert at the meeting held on April 13, 2007.

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

410 Park Avenue Floor 4 – Suite 440

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

Services Rendered	2006		2005
	Fees	Expenses	Fees	Expenses
	(thousands of Ps.)
Audit Fees	5,220	84	3,907	91
Audit-Related Fees (1)	423	1	787	6
Tax Fees (2)	255	—	—	—
All Other Fees	—	—	22	—

	5,898	85	4,716	97

(1)	Includes the fees for the issuance of agreed upon procedures reports. It also includes fees billed for assistance services rendered in relation to YPF’s readiness plan to comply with Sarbanes-Oxley’s Section 404 requirements and fees related to employee benefit plan audits.

(2)	Includes the fees for services related to income tax planning and routine advisory on other tax matters in YPF and the assistance and general consulting services provided in connection with an IRS dispute of one of YPF subsidiaries, which do not imply management functions, legal services or advocacy role.

The annual shareholders’ meeting of YPF appoints the external auditor of YPF, along with the Audit Committee’s non-binding opinion, is submitted for consideration to the annual shareholders’ meeting.

The Audit and Control Committee has a pre-approval policy regarding the contracting of Repsol YPF’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Repsol YPF or any of its subsidiaries reflected in agreements dated on or after May 6, 2003.

The pre-approval policy is as follows:

1. The Audit and Control Committee must pre-approve all audit and non-audit services to be provided to Repsol YPF or any of its subsidiaries by the external auditor (or any of its affiliates) of Repsol YPF.

2. The Chairman of the Audit and Control Committee has been delegated the authority to approve the hiring of Repsol YPF’s external auditor (or any of its affiliates) without first obtaining the approval of the Audit and Control Committee for any of the services which require pre-approval as described in (1) above.

Services approved by the Chairman of the Audit and Control Committee as set forth above must be ratified at the next plenary meeting of the Audit and Control Committee.

3. Agreements entered into prior to May 6, 2003 between Repsol YPF or any of its subsidiaries, on the one hand, and the external auditor of Repsol YPF, on the other hand, must be approved by the Audit and Control Committee of Repsol YPF in the event that services provided under such agreement have continued following May 6, 2004.

All of the services described in (1) and (2) in the table above were approved by the Audit and Control Committee.

Additionally, all services to be provided to YPF by its external auditors must be approved by the Board of Directors of YPF.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2006, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this Annual Report:

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)*
1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)*
11.1	Code of Ethics**
12.1	Section 302 Certification by the Chief Executive Officer
12.2	Section 302 Certification by the Chief Financial Officer
13.1	Section 906 Certification by the Chief Executive Officer and Chief Financial Officer

*	Incorporated by reference to YPF’s 2005 Annual Report on Form 20-F filed on July 14, 2006.
**	Incorporated by reference to YPF’s 2004 Annual Report on Form 20-F filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer

Dated: June 26, 2007

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of YPF SOCIEDAD ANONIMA:

We have audited the consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation – the “Company”) and its controlled and jointly controlled companies as of December 31, 2006, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements of YPF SOCIEDAD ANONIMA as of December 31, 2006, 2005 and 2004, present fairly, in all material respects, the consolidated financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2006, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Since January 1, 2006, new accounting principles were effective in Argentina, as discussed in Note 1.b to the accompanying consolidated financial statements. The Company modified comparative financial statements to give retroactive effect to the change in such accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America. A description of the significant differences between such principles and those accounting principles generally accepted in the United States of America and the effect of those differences on the determination of net income for each of the three years in the period ended December 31, 2006 and on the determination of shareholders’ equity and on the financial position as of December 31, 2006, 2005 and 2004, and the additional disclosures required under U.S. GAAP, are set forth in Notes 13, 14 and 15 to the accompanying consolidated financial statements.

Buenos Aires City, Argentina

June 19, 2007

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of YPF SOCIEDAD ANONIMA:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting (Item 15), that YPF SOCIEDAD ANONIMA (an Argentine Corporation – the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of and for the years ended December 31, 2006, 2005 and 2004 and our report dated June 19, 2007, expressed an unqualified opinion on those financial statements.

Buenos Aires City, Argentina

June 19, 2007

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

	2006	2005	2004
Net sales (Note 8)	25,635	22,901	19,931
Cost of sales (Note 16.d)	(15,821)	(11,258)	(9,212)

Gross profit	9,814	11,643	10,719
Administrative expenses (Note 16.f)	(674)	(552)	(463)
Selling expenses (Note 16.f)	(1,797)	(1,650)	(1,403)
Exploration expenses (Note 16.f)	(460)	(280)	(382)

Operating income	6,883	9,161	8,471
Income on long-term investments (Note 8)	183	39	154
Other expenses, net (Note 3.j)	(204)	(545)	(981)
Financial income (expense), net and holding gains:
Gains on assets
Interests	338	221	166
Exchange differences	5	129	77
Holding gains on inventories	394	244	203
(Losses) Gains on liabilities
Interests	(213)	(459)	(221)
Exchange differences	(70)	(33)	(87)
Income from sale of long-term investments (Note 12)	11	15	—
Impairment of other current assets (Note 2.c)	(69)	—	—

Net income before income tax	7,258	8,772	7,782
Income tax (Note 3.k)	(2,801)	(3,410)	(3,017)

Net income from continuing operations	4,457	5,362	4,765
Income on discontinued operations (Note 2.c)	—	—	3
Income from sale of discontinued operations (Note 2.c and Note 12)	—	—	139

Net income	4,457	5,362	4,907

Earnings per share (Note 1.a)	11.33	13.63	12.48

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine pesos – Note 1)

	2006	2005	2004
Current Assets
Cash	118	122	492
Investments (Note 3.a)	971	408	408
Trade receivables (Note 3.b)	2,242	2,212	2,049
Other receivables (Note 3.c)	5,033	4,433	3,871
Inventories (Note 3.d)	1,697	1,315	1,134
Other assets (Note 2.c)	1,128	—	380

Total current assets	11,189	8,490	8,334

Noncurrent Assets
Trade receivables (Note 3.b)	44	53	72
Other receivables (Note 3.c)	852	1,223	1,457
Investments (Note 3.a)	788	495	490
Fixed assets (Note 3.e)	22,513	21,958	20,554
Intangible assets	8	5	15

Total noncurrent assets	24,205	23,734	22,588

Total assets	35,394	32,224	30,922

Current Liabilities
Accounts payable (Note 3.f)	3,495	2,932	2,025
Loans (Note 3.g)	915	346	246
Salaries and social security	207	153	121
Taxes payable	1,298	1,831	1,999
Net advances from crude oil purchasers (Note 3.h)	96	95	264
Reserves (Note 16.c)	273	230	130

Total current liabilities	6,284	5,587	4,785

Noncurrent Liabilities
Accounts payable (Note 3.f)	2,448	1,915	854
Loans (Note 3.g)	510	1,107	1,684
Salaries and social security (Note 3.i)	202	241	275
Taxes payable	20	17	23
Net advances from crude oil purchasers (Note 3.h)	7	101	634
Reserves (Note 16.c)	1,578	1,007	898

Total noncurrent liabilities	4,765	4,388	4,368

Total liabilities	11,049	9,975	9,153
Shareholders’ Equity	24,345	22,249	21,769

Total liabilities and shareholders’ equity	35,394	32,224	30,922

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine pesos – Note 1)

	2006	2005	2004
Cash Flows from Operating Activities
Net income	4,457	5,362	4,907
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(183)	(39)	(154)
Income from sale of long-term investments	(11)	(15)	—
Dividends from long-term investments	43	16	61
Impairment of other current assets	69	—	—
Income on discontinued operations	—	—	(3)
Income from sale of discontinued operations	—	—	(139)
Depreciation of fixed assets	3,718	2,707	2,470
Consumption of materials and fixed assets retired, net of allowances	272	276	417
Increase in allowances for fixed assets	192	74	124
Income tax	2,801	3,410	3,017
Income tax payments	(2,855)	(3,242)	(4,786)
Increase in reserves	882	326	512
Changes in assets and liabilities:
Trade receivables	(21)	(144)	(256)
Other receivables	(255)	(312)	2,758
Inventories	(382)	(181)	(357)
Accounts payable	(99)	1,003	317
Salaries and social security	189	(14)	(69)
Taxes payable	(425)	(372)	170
Net advances from crude oil purchasers	(90)	(705)	(258)
Decrease in reserves	(268)	(117)	(119)
Interests, exchange differences and others	(15)	218	(97)

Net cash flows provided by operating activities	8,019 (1)	8,251 (1)	8,515 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(5,002)	(3,722)	(2,867)
Capital distributions from long-term investments	—	8	15
Proceeds from sale of long-term investments	32	454	—
Proceeds from sale of discontinued operations	—	—	244
Investments (non cash and equivalents)	(139)	(2)	24

Net cash flows used in investing activities	(5,109)	(3,262)	(2,584)

Cash Flows from Financing Activities
Payment of loans	(666)	(736)	(1,260)
Proceeds from loans	688	253	280
Dividends paid	(2,360)	(4,878)	(5,310)

Net cash flows used in financing activities	(2,338)	(5,361)	(6,290)

Increase (decrease) in Cash and Equivalents	572	(372)	(359)
Cash and equivalents at the beginning of year	515	887	1,246

Cash and equivalents at the end of year	1,087	515	887

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (103), (262) and (189) corresponding to interest payments for the years ended December 31, 2006, 2005 and 2004, respectively.

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine pesos – Note 1, except for per share amount in pesos)

	Shareholder’s contributions							Reserve for future dividends
	Subscribed capital	Irrevocable contributions	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings		Unappropriated retained earnings	Total shareholders’ equity
Balance as of December 31, 2003	3,933	13	7,281	640	11,867	1,031	—	133	9,503	22,534
Cumulative Effect of Changes in Accounting Principles (Note 1.b)	—	—	—	—	—	—	(125)	—	(230)	(355)

Restated balances	3,933	13	7,281	640	11,867	1,031	(125)	133	9,273	22,179
As decided by the Ordinary Shareholders’ meeting of April 21, 2004:
— Reversal of Reserve for future dividends	—	—	—	—	—	—	—	(133)	133	—
— Cash dividends (Ps. 9 per share)	—	—	—	—	—	—	—	—	(3,540)	(3,540)
— Appropriation to Legal reserve	—	—	—	—	—	255	—	—	(255)	—
— Appropriation to Reserve for future dividends	—	—	—	—	—	—	—	1,770	(1,770)	—
As decided by the Board of Directors’ meeting of October 27, 2004:
— Cash dividends (Ps. 4.5 per share)	—	—	—	—	—	—	—	(1,770)	—	(1,770)
— Conversion of irrevocable contributions into subordinated debt (Note 4)	—	(13)	—	—	(13)	—	—	—	—	(13)
Net increase (decrease) in deferred earnings (Note 2.k)	—	—	—	—	—	—	6	—	—	6
Net income	—	—	—	—	—	—	—	—	4,907	4,907

Balance as of December 31, 2004	3,933	—	7,281	640	11,854	1,286	(119)	—	8,748	21,769
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 19, 2005:
— Cash dividends (Ps. 8 per share)	—	—	—	—	—	—	—	—	(3,147)	(3,147)
— Appropriation to Legal reserve	—	—	—	—	—	244	—	—	(244)	—
— Appropriation to Reserve for future dividends	—	—	—	—	—	—	—	1,731	(1,731)	—
As decided by the Board of Directors’ meeting of November 10, 2005:
— Cash dividends (Ps. 4.4 per share)	—	—	—	—	—	—	—	(1,731)	—	(1,731)
Net increase (decrease) in deferred earnings (Note 2.k)	—	—	—	—	—	—	(4)	—	—	(4)
Net income	—	—	—	—	—	—	—	—	5,362	5,362

Balance as of December 31, 2005	3,933	—	7,281	640	11,854	1,530	(123)	—	8,988	22,249
As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
— Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	—	—	(2,360)	(2,360)
— Appropriation to Legal reserve	—	—	—	—	—	267	—	—	(267)	—
— Appropriation to Reserve for future dividends	—	—	—	—	—	—	—	2,710	(2,710)	—
Net increase (decrease) in deferred earnings (Note 2.k)	—	—	—	—	—	—	(1)	—	—	(1)
Net income	—	—	—	—	—	—	—	—	4,457	4,457

Balance as of December 31, 2006	3,933	—	7,281	640	11,854	1,797	(124)	2,710	8,108	24,345

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1)

1.	SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting policies

The financial statements of YPF Sociedad Anónima (“YPF”) and its controlled and jointly controlled companies (the “Company”) have been prepared in accordance with generally accepted accounting principles applicable to consolidated financial statements in Argentina (“Argentine GAAP”), considering the regulations of the National Securities Commission (“NSC”).

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the NSC, which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003.

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

Following the methodology established by Technical Resolution No. 21 of the F.A.C.P.C.E., the Company has consolidated its balance sheets and the related statements of income and cash flows for the years ended December 31, 2006, 2005 and 2004, as follows:

•

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

•

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the YPF’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments. The effect of this proportional consolidation for the year ended December 31, 2006 and comparative information, is disclosed in Note 13.b.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses and generate income. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Deferred earnings,” which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments have been made to conform the accounting principles used by these companies to those of YPF.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

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

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been currently amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf belong to national or provincial governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2006, 2005 and 2004 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 1,494, 1,546 and 2,073, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit ratings and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit ratings, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2006, 2005 and 2004.

Argentine legal requirements

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

b)	Modification of comparative information

From January 1, 2006, the Company applied new generally accepted accounting principles introduced by Resolution CD No. 93/2005 of the Professional Councils in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”) issued to converge the accounting principles in the different jurisdictions of Argentina. Additionally, as of December 31, 2006, the Company applied the dispositions established by Technical Resolution No. 23 – “Postemployment benefits and other long-term benefits.”

Main changes derived from the application of the mentioned generally accepted accounting principles are as follows:

Exchange differences generated by the translation of interests in foreign entities

The exchange differences generated by the translation of interests in foreign companies, which previous to the adoption of the new generally accepted accounting principles were included in an intermediate account between liabilities and shareholder’s equity, shall be included as a component of the shareholder’s equity in the account “Deferred earnings.”

Deferred income tax

The difference between the book value of fixed assets adjusted into constant Argentine pesos and their corresponding historical cost used for tax purposes corresponds to a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina give the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Defined benefit pension plans and other postretirement and postemployment benefits of foreign entities’ employees

The liabilities related to those benefits were valued at net present value and were accrued based on years of service of employees and the life expectancy of retired employees (Note 2.f).

As a result of the adoption of the above mentioned new generally accepted accounting principles, previous years’ information as of the beginning of each year was modified as follows:

	Deferred earnings			Unappropriated retained earnings
	Gains (Losses)			Gains (Losses)
	2006	2005	2004	2006	2005	2004
Translation of interests in foreign entities	(4)	6	(125)	—	—	—
Pension Plans and other postemployment benefits of foreign entities	—	—	—	25	31	(230)

	(4)	6	(125)	25	31	(230)

The modification of comparative financial information does not imply any change to statutory decisions already taken.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables

•

Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at fair value as of the end of each year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each year.

•

Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Investments in government securities have been valued at its fair value as of the end of each year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 16.e.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories

•	Refined products, products in process, crude oil and natural gas have been valued at replacement cost as of the end of each year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Other current assets and discontinued operations

Other assets

As of December 31, 2006, includes oil and gas exploration and producing fields to be disposed by sale, which had been valued at the lower of their carrying amount and fair value less cost to sell. In April, 2007, the Company decided to suspend the process of selling those assets and reclassify their book value as fixed assets held for use.

As of December 31, 2004 includes the Company’s interest in Petroken Petroquímica Ensenada S.A. (“Petroken”) and in PBBPolisur S.A., which have been valued at the lower of carrying amount and fair value less cost to sell. These assets were sold during the year ended December 31, 2005 (Note 12).

The sale of these assets did not qualify as discontinued operations as the Company continued to hold other exploration, production and petrochemical activities, as applicable, in Argentina.

Discontinued operations

As mentioned in Note 12, during the year ended December 31, 2004, the Company sold their interests in Global Companies LLC and affiliates (“Global”) and YPF Indonesia Ltd., respectively. Income from these sales was included in the “Income from sale of discontinued operations” account of the statement of income. As a consequence, Global and YPF Indonesia Ltd. results were disclosed in “Income on discontinued operations” account of the statement of income.

d)	Noncurrent investments

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments are detailed in Note 16.b and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost inflation adjusted as detailed in Note 1.a. Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company, Gasoducto Oriental S.A. and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

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

The investments in companies under significant influence have been valued based upon the last available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related company which have produced changes to the latter’s shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that YPF receives from investments and which are in excess of the accumulated taxable income that the companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings of investees accounted under equity method will be remitted in a tax free liquidation.

e)	Fixed assets

Fixed assets have been valued at acquisition cost inflation adjusted as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 16.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

•

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of December 31, 2006, the Company has approximately 34 of exploratory drilling costs that have been capitalized for a period greater than one year, representing one project and one well. The project is pending the results of drilling on an adjacent block.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•

The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

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

•

Foreign unproved properties have been valued at cost and translated into pesos as detailed in Note 1.a. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Other fixed assets

•	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

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

f)	Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., which has operations in the United States of America, has a number of trustee defined-benefit pension plans and postretirement and postemployment benefits.

The funding policy related to trustee noncontributory pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefit plans is disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. These unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees.

YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in the case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments, other than pensions, during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are recorded as claims are incurred.

g)	Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%. A valuation allowance has been provided for those net deferred tax assets which future realization in not currently deemed more likely than not by Management.

In deferred income tax computations, the difference between the book value of fixed assets inflation adjusted into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina give the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

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

For the years ended December 31, 2006, 2005 and 2004, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the income statements of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage.

Royalty expense is accounted as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also specially established that this regime is also applicable to exports from Tierra del Fuego Province, which were previously exempted. Outstanding rates as of December 31, 2006, are 20% for liquefied petroleum gas, 5% for gasoline, diesel and other refined products and between 25% and 45% for crude oil based on the West Texas Intermediate price. On July 25, 2006, Resolution No. 534/2006 of the Ministry of Economy and Production entered in force, raising the natural gas withholding rate from 20% to 45% and establishing the natural gas import price from Bolivia as the basis for its determination. YPF is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

h)	Allowances and reserves

•

Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

•

Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. If required by generally accepted accounting principles, their discounted value at the end of each year does not differ significantly from the recorded face value.

The activity in the allowances and reserves accounts is set forth in Note 16.c.

i)	Environmental liabilities

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

j)	Derivate instruments

Although the Company does not use derivative instruments to hedge the effects of fluctuations in market prices, as of December 31, 2006, YPF maintains a price swap agreement that hedges the fair value of crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 10.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices and will pay fixed prices. As of December 31, 2006, approximately 3 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the hedged item caused by the risk being hedged. As hedge relationship is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

k)	Shareholders’ equity accounts

These accounts have been stated in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred earnings” includes the effect generated by the foreign companies’ translation for the years ended December 31, 2006, 2005 and 2004.

l)	Statements of income accounts

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation and amortization of nonmonetary assets, valued at acquisition cost, have been recorded based on the inflation adjusted cost of such assets as detailed in Note 1.a.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•

Income (Loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

a)	Investments

	2006				2005			2004
	Current		Noncurrent		Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	971	(1)	156	(2)	408	(1)	4	408	(1)	4
Long-term investments (Note 16.b)	—		843		—		802	—		811
Allowance for reduction in value of holdings in long-term investments (Note 16.c)	—		(211)		—		(311)	—		(325)

	971		788		408		495	408		490

(1)	Includes 969, 393 and 395 as of December 31, 2006, 2005 and 2004, respectively, with an original maturity of less than three months which are considered as cash equivalents.

(2)	Restricted cash as of December 31, 2006, which represents bank deposits used to pay workers compensation claims and security deposits for letters of credit used as security with governmental agencies.

b)	Trade receivables

	2006		2005		2004
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,280	44	2,240	53	1,939	72
Related parties (Note 7)	391	—	352	—	469	—

	2,671	44	2,592	53	2,408	72
Allowance for doubtful trade receivables (Note 16.c)	(429)	—	(380)	—	(359)	—

	2,242	44	2,212	53	2,049	72

c)	Other receivables

	2006			2005		2004
	Current		Noncurrent	Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.k)	—		510	—	452	—	422
Tax credits and export rebates	692		18	529	18	348	24
Trade	71		—	34	—	21	—
Prepaid expenses	130		73	66	95	52	139
Concessions charges	17		88	17	96	19	105
Related parties (Note 7)	3,883	(1)	—	3,139	371	3,110	617
Loans to clients	12		69	11	90	10	87
From joint ventures and other agreements	46		—	1	—	6	—
Trust contribution under Decree No. 1,882/04	—		—	273	—	66	—
Miscellaneous	319		146	484	155	369	133

	5,170		904	4,554	1,277	4,001	1,527
Allowance for other doubtful accounts (Note 16.c)	(137)		—	(121)	—	(130)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 16.c)	—		(52)	—	(54)	—	(70)

	5,033		852	4,433	1,223	3,871	1,457

(1)	Includes 722 which accrue fixed interest at an annual rate of 8.48%, 257 which accrue interest at an annual rate of 3% plus a variable spread and 2,825 which accrue interest at LIBOR plus a maximum spread of 1.5%.

d)	Inventories

	2006	2005	2004
Refined products	1,047	747	617
Crude oil and natural gas	441	409	355
Products in process	47	19	13
Raw materials, packaging materials and others	162	140	149

	1,697	1,315	1,134

e) Fixed assets

	2006	2005	2004
Net book value of fixed assets (Note 16.a)	22,562	22,009	20,617
Allowance for unproductive exploratory drilling (Note 16.c)	(3)	(3)	(16)
Allowance for obsolescence of materials and equipment (Note 16.c)	(46)	(48)	(47)

	22,513	21,958	20,554

f)	Accounts payable

	2006		2005		2004
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	2,617	27	2,071	30	1,628	32
Hydrocarbon wells abandonment obligations	233	2,210	—	1,419	—	648
Related parties (Note 7)	238	—	279	—	172	—
From joint ventures and other agreements	256	—	200	—	136	—
Environmental liabilities	93	164	48	200	45	96
Miscellaneous	58	47	334	266	44	78

	3,495	2,448	2,932	1,915	2,025	854

g)	Loans

				2006		2005		2004
	Interest rates (1)		Principal maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
YPF Negotiable Obligations(4)	7.75 - 10.00	% (2)	2007 - 2028	559	509	27	1,031	29	1,078
Other bank loans and other creditors(3)	1.25 - 9.65%		2007 - 2008	356	1	319	76	143	158
Related parties (Note 7)	—		—	—	—	—	—	2	71
Compañía Mega S.A. Negotiable Obligations	—		—	—	—	—	—	3	116
Profertil S.A. syndicated loan	—		—	—	—	—	—	56	261
Subordinated liabilities with shareholders	—		—	—	—	—	—	13	—

				915	510	346	1,107	246	1,684

(1)	Annual interest rates as of December 31, 2006.

(2)	Fixed interest rates.

(3)	As of December 31, 2006 include 176 which accrue fixed interest at annual rates between 1.25% and 5%, 102 which accrue interest at variable rates between 4% and 9.65% and 79 which accrue interest at LIBOR plus 1.60%.

(4)	Disclosed net of 873, 864 and 784 of outstanding negotiable obligations repurchased through open market transactions as of December 31, 2006, 2005 and 2004, respectively.

The maturities of the Company’s noncurrent loans, as of December 31, 2006, are as follows:

	From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans	1	310	199	510

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2006		2005		2004
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$	300	7.75%	2007	546	—	14	527	14	518
US$ 1,000	1998	US$	100	10.00%	2028	3	199	3	197	3	194
US$ 1,000	1999	US$	225	9.13%	2009	10	310	10	307	12	366

						559	509	27	1,031	29	1,078

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

The Shareholders’ Meeting held on April 19, 2005, approved a Notes Program for an amount up to US$ 700 million. The proceeds of these offerings will be used to refinance liabilities, to invest in working capital and in fixed assets in Argentina and in related companies for the same purposes. Notes could be issued with or without guarantee. Board of Directors was delegated in order to determine terms, conditions and characteristics of each issuance.

h)	Net advances from crude oil purchasers

	2006			2005		2004
	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent
Advances from crude oil purchasers	412	152		398	527	644	1,466
Derivative instruments - Crude oil price swaps	(316)	(145)		(303)	(426)	(380)	(832)

	96	7	(1)	95	101	264	634

(1)	With final maturity in two years.

i)	Noncurrent salaries and social security

	2006	2005	2004
Net present value of obligations	480	501	479
Fair value of assets	(226)	(199)	(188)
Deferred actuarial losses	(52)	(61)	(16)

Recognized net liabilities	202	241	275

	2006	2005	2004
Changes in the fair value of the defined-benefit obligations
Liabilities at the beginning of the year	501	479	469
Translation differences	5	5	10
Service cost	3	3	3
Interest cost	28	26	27
Actuarial losses	6	42	21
Benefits paid and terminations	(63)	(54)	(51)

Liabilities at the end of the year	480	501	479

	2006	2005	2004
Changes in the fair value of the plan assets
Fair value of assets at the beginning of the year	199	188	196
Translation differences	2	5	5
Expected return on assets	15	15	14
Actuarials gains (losses)	8	(6)	5
Employer and employees contributions	50	53	29
Benefits paid and terminations	(48)	(56)	(61)

Fair value of assets at the end of the year	226	199	188

	Losses (Gains)
	2006	2005	2004
Amounts recognized in the Income Statements
Service cost	3	3	3
Interest cost	28	26	27
Expected return on assets	(15)	(15)	(14)
Actuarial losses recognized in the year	2	1	—
Losses on terminations	4	1	4

Total recognized as other expenses, net	22	16	20

	2006	2005	2004
Actuarial assumptions used to determine benefit obligation
Discount rate	6%	5.75%	5.75%
Expected increase on salaries	5.5%	4.5 - 5.5%	4.5 - 5.5%

	2006	2005	2004
Actuarial assumptions used to determine benefit cost
Discount rate	6%	5.75%	5.75%
Expected return on assets	7%	8.50%	8.50%
Expected increase on salaries	5.5%	4.5 - 5.5%	4.5 - 5.5%

The expected long-term rate of return on pension fund assets was determined based on input from our investment consultants and the projected long-term returns of broad equity and bond indices. The Company anticipates that on the average, the investment managers for each of the plans will generate long-term rates of return of at least 7%. The long-term rate of return is based on an asset allocation assumption of about 70% equity securities and 30% fixed income securities. The Company regularly reviews its actual asset allocation and rebalances its investments when it is considered appropriate. The Company will continue to evaluate its long-term rate of return assumptions at least annually and will adjust them as necessary.

The pension plan asset allocations at December 31, 2006, 2005 and 2004, are as follows:

	Target	Percentage of Plan Assets
	2006	2006	2005	2004
Asset Category
Equity securities	70%	70%	70%	72%
Debt securities	30%	28%	30%	28%
Other	—	2%	—	—

	100%	100%	100%	100%

		Other Benefits
	Pension Benefits	Gross Benefits Payments	Implied Medicare Subsidy
Expected employer contributions for next year	37	14	—
Estimated future benefit payments are as follows:
2007	25	14	2
2008	29	14	2
2009	26	14	2
2010	23	14	2
2011	24	14	2
2012-2016	134	62	8

j)	Other expense, net

	Income (Expense)
	2006		2005		2004
Reserve for pending lawsuits and other claims	(173)		(180)		(541)
Environmental remediation	(136)		(54)		(264)
Defined benefit pension plans and other postretirement benefits	(22)		(16)		(20)
Miscellaneous	127		(295)		(156)

	(204)		(545)		(981)

k) Income tax

	2006		2005		2004
Current income tax	(2,859)		(3,440)		(3,236)
Deferred income tax	58		30		219

	(2,801	)(1)	(3,410	)(1)	(3,017	)(1)

(1)	Includes (2,801), (3,410) and (3,011) of income tax incurred in Argentina as of December 31, 2006, 2005 and 2004, respectively.

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2006, 2005, and 2004, is as follows:

	2006	2005	2004
Net income before income tax	7,258	8,772	7,782
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,540)	(3,070)	(2,724)
Permanent differences:
Effect of the inflation adjustment into constant Argentine pesos	(399)	(367)	(370)
Income on long-term investments(2)	64	14	54
Not taxable foreign source income	25	14	5
Tax free income – Law N° 19,640 (Tierra del Fuego)	81	46	42
Miscellaneous	68	(29)	(58)
(Increase) Decrease of valuation allowance for temporary differences and tax loss and credit carryforwards(1)	(100)	(18)	34

	(2,801)	(3,410)	(3,017)

(1)	Relates to changes in circumstances and prospects that affect the future use of the temporary differences, tax loss and credit carryforwards.

(2)	The Company does not provide for income taxes on the unremitted earnings of equity method investees because they will be remitted in a tax free liquidation.

The breakdown of the net deferred tax asset as of December 31, 2006, 2005 and 2004, is as follows:

	2006	2005	2004
Deferred tax assets
Tax loss and credit carryforwards	603 (1)	522	837
Non deductible allowances and reserves and other liabilities	917	820	621
Tax return credit	42	—	—
Miscellaneous	159	352	101

Total deferred tax assets	1,721	1,694	1,559

Deferred tax liabilities
Fixed assets	(286)	(424)	(280)
Miscellaneous	(72)	(65)	(131)

Total deferred tax liabilities	(358)	(489)	(411)
Valuation allowances	(853)	(753)	(726)

Net deferred tax asset	510	452	422

(1)	Tax loss and credit carryforwards will expire as follows: 543 after five years and 60 that carry forward indefinitely.

As explained in Note 2.g, the difference between the book value of fixed assets in Argentina adjusted into constant Argentine pesos and their corresponding cost used for the tax basis, is a deferred tax liability of 1,801, 2,200 and 2,567 as of December 31, 2006, 2005 and 2004, respectively. The mentioned difference will be reduced as the corresponding fixed assets are depreciated or retired (Note 16.a).

4.	CAPITAL STOCK

YPF’s subscribed capital, as of December 31, 2006, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2006, Repsol YPF controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain.

Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of December 31, 2006, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the YPF’s shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

According to General Resolution No. 466/2004 from the NSC, the Company converted irrevocable contributions into a subordinated liability disclosed in “Loans” account of the balance sheet as of December 31, 2004. On April 29, 2005, this liability was cancelled with the shareholders in proportion to their stockholdings.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2006, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately U.S.$ 31 million and U.S.$ 91 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

Additionally, YPF has committed to contribute capital up to a maximum amount that will enable to satisfy certain environmental liabilities assumed by subsidiaries of YPF Holdings Inc. and to meet its operating expenses (see Note 10.a)

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2006, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator	Activity
Acambuco Salta	22.50%		Pan American Energy LLC	Exploration and production
Aguada Pichana Neuquén	27.27%		Total Austral S.A.	Exploration and production
Aguaragüe Salta	30.00%		Tecpetrol S.A.	Exploration and production
Bandurria Neuquén	27.27%		YPF S.A.	Exploration
CAM-2/A SUR Tierra del Fuego	50.00%		Sipetrol S.A.	Production
CAM-3 National Continental Shelf	50.00%		Sipetrol S.A.	Exploration
Campamento Central /Cañadón Perdido Chubut	50.00%		YPF S.A.	Exploration and production
CCA-1 GAN GAN Chubut	50.00%		Wintershall Energía S.A.	Exploration
CGSJ - V/A Chubut	50.00%		Wintershall Energía S.A.	Exploration
El Tordillo Chubut	12.20%		Tecpetrol S.A.	Exploration and production
Filo Morado Neuquén	50.00%		YPF S.A.	Generation of power electricity
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.	Production
Llancanello Mendoza	51.00%		YPF S.A.	Exploration and production
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Sipetrol S.A.	Production
Palmar Largo Formosa	30.00%		Pluspetrol S.A.	Production
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Energía S.A.	Production
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.	Production
San Roque Neuquén	34.11%		Total Austral S.A.	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.	Production
Zampal Oeste Mendoza	70.00%		YPF S.A.	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of December 31, 2006, YPF has been awarded the bids on its own or with other partners and received exploration permits for acreage in several areas.

Additionally, certain YPF subsidiaries participate in exploration and production agreements in Guyana and in the Gulf of Mexico.

The assets and liabilities as of December 31, 2006, 2005 and 2004 and productions cost of the joint ventures and other agreements for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Current assets	538	75	85
Noncurrent assets	2,463	2,110	1,912

Total assets	3,001	2,185	1,997

Current liabilities	405	280	197
Noncurrent liabilities	343	186	137

Total liabilities	748	466	334

Production costs	1,098	894	775

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2006, 2005 and 2004 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2006			2005				2004
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Current	Current	Current	Noncurrent	Current	Current	Current	Noncurrent	Current	Current	Noncurrent
Jointly controlled companies:
Profertil S.A.	—	—	—	2	—	—	—	—	1	—	13	—	—
Compañía Mega S.A. (“Mega”)	105	1	—	110	—	—	—	101	2	—	—	—	—
Refinería del Norte S.A. (“Refinor”)	50	—	6	41	—	—	12	17	—	—	3	—	—
Petroken(1)	—	—	—	—	—	—	—	38	—	—	1	—	—

	155	1	6	153	—	—	12	156	3	—	17	—	—

Companies under significant influence:	36	8	143	38	4	—	46	173	1	—	47	—	—

Parent company and other related parties under common control:
Repsol YPF	—	979	22	—	1,404	—	83	—	1,305	—	26	—	—
Repsol YPF Transporte y Trading S.A.	110	—	34	62	—	—	30	53	—	—	28	—	—
Repsol YPF Gas S.A.	34	5	2	18	1	—	1	16	21	32	—	—	—
Repsol YPF Gas Chile Ltda.	—	—	—	—	—	—	—	—	4	323	—	—	—
Repsol YPF Brasil S.A.	12	1,305	—	15	18	267	19	11	18	262	18	—	—
Repsol International Finance B.V.	—	1,520	—	—	1,571	—	—	—	1,745	—	—	—	—
Repsol Netherlands Finance B.V.	—	47	—	—	116	—	—	—	—	—	—	2	71
Gaviota Re S.A.	—	—	—	—	—	104	—	—	—	—	—	—	—
Repsol YPF E&P de Bolivia S.A.	—	—	—	—	2	—	69	—	—	—	36	—	—
Others	44	18	31	66	23	—	19	60	13	—	—	—	—

	200	3,874	89	161	3,135	371	221	140	3,106	617	108	2	71

	391	3,883	238	352	3,139	371	279	469	3,110	617	172	2	71

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2006, 2005 and 2004, include the following:

	2006				2005				2004
	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest and insurance gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Jointly controlled companies:
Profertil S.A.	29	53	—	—	32	35	—	—	34	65	18	—
Mega	629	—	—	—	514	—	—	—	378	—	16	(1)
Refinor	200	79	—	—	156	87	—	—	133	70	—	—
Petroken(1)	—	—	—	—	87	3	—	—	91	3	—	—

	858	132	—	—	789	125	—	—	636	138	34	(1)

Companies under significant influence:	152	231	—	—	245	262	—	—	805	244	—	—

Parent company and other related parties under common control:
Repsol YPF	—	7	350	67	—	16	—	56	—	20	185	51
Repsol YPF Transporte y Trading S.A.	923	654	—	—	546	508	—	—	636	155	—	—
Repsol YPF Brasil S.A.	97	—	(1,011)	69	72	—	—	11	70	5	—	14
Repsol YPF Gas S.A.	210	5	—	—	192	4	53	5	193	2	17	7
Repsol International Finance B.V.	—	—	63	65	—	—	191	62	—	—	2,714	34
Repsol Netherlands Finance B.V.	—	—	68	8	—	—	(112)	1	—	—	30	—
Repsol YPF E&P de Bolivia S.A.	1	446	—	—	2	323	—	—	—	160	—	—
Repsol YPF Chile Ltda.	—	—	—	—	—	—	306	20	—	—	—	—
Gaviota Re S.A.	—	—	—	—	—	—	—	104	—	—	—	—
Others	157	11	—	—	205	1	—	—	185	10	—	18

	1,388	1,123	(530)	209	1,017	852	438	259	1,084	352	2,946	124

	2,398	1,486	(530)	209	2,051	1,239	438	259	2,525	734	2,980	123

(1)	Operations are disclosed until the company ceased to be a related party (Note 12).

8.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as, crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 10.b).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by the Company, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2006
Net sales to unrelated parties	3,076	17,651	2,401	109	—	23,237
Net sales to related parties	774	1,624	—	—	—	2,398
Net intersegment sales	14,033	1,526	647	282	(16,488)	—

Net sales	17,883	20,801	3,048	391	(16,488)	25,635

Operating income (loss)	6,564	258	572	(540)	29	6,883
Income on long-term investments	167	16	—	—	—	183
Depreciation	3,263	329	85	41	—	3,718
Acquisitions of fixed assets	4,886	733	137	176	—	5,932
Assets	18,987	9,349	1,876	6,049	(867)	35,394
Year ended December 31, 2005
Net sales to unrelated parties	2,910	15,791	2,062	87	—	20,850
Net sales to related parties	626	1,425	—	—	—	2,051
Net intersegment sales	11,659	962	207	243	(13,071)	—

Net sales	15,195	18,178	2,269	330	(13,071)	22,901

Operating income (loss)	7,140	1,900	542	(451)	30	9,161
Income (loss) on long-term investments	28	12	(1)	—	—	39
Depreciation	2,230	367	75	35	—	2,707
Acquisitions of fixed assets	3,706	541	104	108	—	4,459
Assets	17,911	8,807	1,658	4,818	(970)	32,224
Year ended December 31, 2004
Net sales to unrelated parties	2,164	13,144	1,958	140	—	17,406
Net sales to related parties	752	1,773	—	—	—	2,525
Net intersegment sales	11,225	891	188	126	(12,430)	—

Net sales	14,141	15,808	2,146	266	(12,430)	19,931

Operating income (loss)	7,140	1,324	564	(430)	(127)	8,471
Income on long-term investments	41	11	102	—	—	154
Depreciation	1,986	371	82	31	—	2,470
Acquisitions of fixed assets	2,602	434	86	52	—	3,174
Assets	16,762	8,244	2,143	4,616	(843)	30,922

Export sales for the years ended December 31, 2006, 2005 and 2004 were 8,649, 8,644 and 7,875, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

9.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 44, 38 and 33 for the years ended December 31, 2006, 2005 and 2004, respectively.

b)	Retirement Plan

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

The total charges recognized under the Retirement Plan amounted to approximately 9, 9 and 5 for the years ended December 31, 2006, 2005 and 2004, respectively.

10.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies

As of December 31, 2006, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

•

Pending lawsuits: In the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

•

Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to YPF. On January 20, 2004, YPF answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminary, the Antitrust Board denies the defenses filed by YPF and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

•

Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by YPF, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, YPF was formally communicated of a resolution from the AFIP confirming its original position in both claims. YPF has appealed such resolution in the National Fiscal Court. YPF conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP and filed reimbursement summary proceedings so as to avoid facing interest payments or a fine.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities.

•

Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity. As of December 31, 2006, all claims related to the predecessor presented to the Company have been or are in the process of being formally notified to the Argentine Government.

•	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretary of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretary of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretary of Energy. Additionally, Resolution No. 752/2005 of the Secretary of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. Pursuant to Resolution No. 1,886/2006 of the Secretary of Energy the program was extended until December 31, 2016. As a result of the Program and the mentioned resolutions, in several occasions since 2004, YPF has been forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. A large number of clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver of pay” clause of the contract as of November 2006 for total amount of U.S.$ 41 million. The invoices have been rejected by the Company. Furthermore the above mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”). The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. The nomination of the Arbitral Court is still in process. The damages claimed by Innergy amount to U.S.$ 24 million plus interests. Such amount might be increased if Innergy incorporates to the demand penalties related to periods subsequent to June 2006.

Domestic sales: Central Puerto S.A. claimed against YPF for cutbacks in natural gas supply pursuant to its respective contracts. The Company has formally denied such breach, based on the fact that, pending the restructuring of such contracts, it is not obliged to confirm nominations of natural gas to this client during certain periods of the year. On March 15, 2007, Central Puerto S.A. notified YPF of the commencement of prearbitral negotiations in relation to the agreements for the supply of its plants located in Buenos Aires and Loma de La Lata, Province of Neuquén. On June 6, 2007 Central Puerto S.A. notified its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce.

As of December 31, 2006, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

•

La Plata environmental claims: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the western channel adjacent to the mentioned refinery. During year 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

•	Environmental liabilities and other claims and commitments of YPF Holdings Inc. – a wholly owned subsidiary of YPF:

Laws and regulations relating to health and environmental quality in the United States affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“Tierra”) have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

As of December 31, 2006, reserves for the environmental contingencies and other claims totaled approximately 381. Management believes it has adequately reserved for all contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including certain environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for 50% of certain environmental cost incurred on projects involving remedial activities relating to chemical plant sites or other property used in the conduct of the business of Chemicals as of the selling date and for any year of time following the selling date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective when Chemicals incurs and gives notice of such costs, with Maxus’ aggregate exposure for this cost sharing being limited to U.S.$ 75 million. The obligation under this cost sharing arrangement was satisfied in the first quarter of 2006. Tierra agreed to assume essentially all of Maxus obligations to Occidental.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 51 as of December 31, 2006, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. Maxus, on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains, these studies were substantially completed in 2005. In addition,

•

The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with approximately sixty four other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA and how the costs of any such work will be allocated among them.

•

In 2003, the DEP issued Directive No. 1 to approximately sixty six entities, including Occidental and Maxus and certain of their respective related entities. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

•

In December 2005, the DEP sued YPF, YPF Holdings Inc., Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified and punitive damages and other matters. The defendants have made responsive pleadings and/or filings.

As of December 31, 2006, there is a total of approximately 48 reserved in connection with the foregoing matters related to the Passaic River, and surrounding area. Until these studies are completed and evaluated, YPF Holdings Inc. cannot estimate what additional costs, if any, will be required to be incurred. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, at such time as more is known about the aforesaid directives and litigation, additional costs may be required to be incurred or additional reserves may need to be established.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey. Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the State at such sites and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. During mediation, the parties have engaged in discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

As of December 31, 2006, there is a total of 67 reserved in connection with the foregoing chrome-related matters. Studies levels for chromium in New Jersey have not been finalized, and the DEP is still reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. YPF Holdings Inc. has reserved a total of 25 as of December 31, 2006 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. As of December 31, 2006, YPF Holdings Inc. has reserved 73 for its estimated share of future remediation activities associated with the Greens Bayou facility.

Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the party’s obligations in respect thereof are unknown at the present time.

In June 2005, the EPA designated Maxus as potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS of this site commenced in the second half of 2006. Maxus has reserved 3 as of December 31, 2006 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an Administrative Order on Consent, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. At December 31, 2006, YPF Holdings Inc. has reserved 8 in connection with its estimated share of costs related to these sites.

Legal Proceeding. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. A settlement of this matter has reached in March 2007, with those activities required by the settlement to be completed during 2007. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. Following trial, judgment was entered against Maxus. Maxus has appealed. The cash component of the judgment is approximately 8 plus corresponding interest. The judgment will accrue post judgment interest at the rate of 8% per annum in the event Maxus does not prevail on appeal. In December 2006, the trial court set the amount of Maxus obligation in an amount of approximately 45, which have been entirely reserved.

In May 2003, the U.S. Internal Revenue Service (“IRS”) assessed Maxus (for 1994, 1995 and 1996) and YPF Holdings Inc. (for 1997) an aggregate of approximately U.S.$ 24 million in additional income taxes. Maxus and YPF Holdings Inc. believe that most of these assessments are without substantial merit, and they have protested this assessment. In January 2004, the IRS assessed YPF Holdings Inc. an additional U.S.$ 8 million plus corresponding interest in withholding taxes the IRS contends should have been withheld from an interest payment to YPF International Ltd. in 1997. YPF Holdings Inc. believed this assessment was without substantial merit and challenged same. YPF Holdings Inc. and Maxus have settled this matter. Pursuant to the settlement, YPF Holdings Inc. and Maxus received a total refund of approximately 23 (including interest) in September 2006.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. YPF Holdings Inc. is considering the potential impact of the court’s determination.

Skidmore Energy Company and others (“Skidmore”) have sued Maxus (U.S.) Exploration Company (“Maxus US”), a subsidiary of YPF Holdings Inc., in state court in Texas. Skidmore claims it was entitled to an assignment of approximately five oil and gas leases in the U.S. Gulf of Mexico. Maxus US denies Skidmore’s claims.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcome of which are not expected to have a material adverse effect on the Company’s financial condition or operations. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material.

Additionally, Company’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

•

Arbitration with Empresa Nacional de Electricidad S.A. (“ENDESA”): In January, 2005, YPF was notified of a request made by ENDESA for an arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause was related to the increase of natural gas deliveries and ENDESA has requested payment of damages. Such an increase on the original maximum contracted volumes were subject to, among other things, getting the export permits from the Secretary of Energy before December, 2002. The export permit was not obtained by YPF. The contract term is for 15 years and establishes that a compensation for non-delivery may not exceed US$ 9 million per year but, under certain circumstances, such limit could be increased in US$ 9 million in addition per year. Notwithstanding the forgoing, ENDESA’s claim exceeds this limit and amounts to US$ 354 million, alleging a deceitful conduct on the part of YPF. The Company requested the rejection of this claim.

•

Availability of foreign currency deriving from exports: Decree No. 1,589/1989 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying at such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001.

In the assumption of an eventual Central Bank’s liquidation request of foreign currency deriving from the exports of hydrocarbons during the period between the issuance of Decree No. 1,606/2001 and the enforcement of Decree No. 2,703/2002, YPF has the right to administratively discuss such decision, as well as to request an injunction within the judicial procedure.

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): On August 21, 2003, ASSUPA sued the companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and if it is not possible to constitute an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina. YPF has answered the demand and has required the summon of the National Government, due to it’s obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

•

Dock Sud environmental claims: Without being notified, YPF has information regarding that a group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the Supreme Court of Justice of Argentina, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them has not been notified to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

•

EDF International S.A. (“EDF”): EDF has initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF originally claimed from YPF the payment of US$69 million which was afterwards increased without real arguments to US$ 103 million plus interest in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claims an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of the Argentine peso occurred prior to December 31, 2001. EDF considers that this had happened. YPF’s Management, based on the opinion given by its external counsels, believes that the Convertibility Law No. 23,928 was rescinded by Public Emergency and Exchange System Reform Law No. 25,561, enacted on January 6, 2002. As a result of this, YPF’s position is that the claim is without merit.

•

National Antitrust Protection Board (“CNDC”): On November 17, 2003, CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. On January 15, 2007, CNDC charged YPF and eight other producers with violations of Act 25,156. YPF has contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position.

The CNDC has commenced proceedings to investigate YPF for using a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contract does not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, in which it is committed, among others, to not include such clauses in future bulk LPG supply contracts.

•

Customs claims: Custom Offices from Neuquén and Comodoro Rivadavia have notified the Company the beginning of indictments due to alleged formal faults YPF had committed in the export permit forms issued in relation to the crude oil future commitment sales. Management, in consultation with its legal counsels, believes these claims are without merit.

•

La Plata other environmental claims: On June 6, 2007, YPF S.A. was served with a new complaint in which 9 residents of the vicinity of Refineria La Plata request i) the cease of contamination and other harms they claim are attributable to the refinery; ii) the clean-up of the adjacent canals, Río Santiago and Río de la Plata (Soil, water and acquiferous) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages as 51, or an amount to be determined from evidence produced in discovery. YPF believes that most damages that are alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, there is the possibility of the judgment ordering YPF to meet the expenses of remedying these liabilities, in which case the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 since YPF must be held harmless pursuant Law 24.145. In addition, the claim partially overlaps with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, YPF considers that the cases will need to be partially consolidated to the extent that the claims overlap. Regarding claims that would not be included in the previous proceedings, for the time being we are collecting information and documents in order to answer the claim. The contamination that may exist could derive from countless sources, including from dumping of refuse over many years by other industrial facilities and by ships.

Additionally, YPF is aware of an action in which it has not yet been served, in which the plaintiff requests the clean-up of the canals adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast, and, if such sanitation is not practicable, an indemnity of 500 (approximately US$ 161 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of the La Plata Refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, YPF believes that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Additionally, the Company has received labor, civil and commercial claims and several claims from the AFIP and from several provincial and municipal fiscal authorities, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities of YPF

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment, as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990.

In addition to the hydrocarbon wells abandonment legal obligations for 2,443, the Company has reserved 257 corresponding to environmental remediations, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

c)	Other matters

•

Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own produced crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of December 31, 2006, approximately 3 million crude oil barrels are pending of delivery.

Additionally, the Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

•

Regulatory requirements: YPF is subject to certain regulations that require to satisfy the hydrocarbon market domestic demand. In October 11, 2006, Domestic Trade Secretary issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with no distortion nor damage to the diesel market normal operation.

In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretary of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. The Secretary of Energy could resolve the partial or total suspension of one or several export permits.

During 2005, the Secretary of Energy by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. Management is assessing the effect of the resolution.

•

Operating leases: As of December 31, 2006, the main lease contracts correspond to the rental of oil and gas production equipment, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the years ended December 31, 2006, 2005 and 2004, amounted to 323, 272 and 222, respectively.

As of December 31, 2006, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	365	236	140	110	89	184

•

Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in fixed assets and committed among other things to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules

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

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). The Shareholder’s meeting held on April 13, 2007 approved the following appropriation of unappropriated retained earnings: 223 to legal reserve and 4,234 to reserve for future dividends. Additionally, YPF’s shareholders resolved an amendment to YPF’s bylaw which broadens the scope of YPF’s principal activities to include the production, industrialization, processing, marketing, transport and storage of grains and their derivatives. The amendment is pending of registration and authorization by the NSC.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

12.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2006:

•	YPF International S.A., controlled by YPF, sold for an amount of US$ 10.6 million (approximately 31), its interest in Greenstone Assurance Ltd., recording a gain of 11.

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

During the year ended December 31, 2004:

•

In July 2004, YPF Holdings Inc, sold for an amount of US$ 43 million, its interest in Global, a jointly controlled company with operations in the Refining and Marketing segment in the United States of America, recording a gain of 47.

•

In October 2004, YPF International S.A., sold for an amount of US$ 41 million, its interest in YPF Indonesia Ltd., a controlled company with operations in the Exploration and Production segment in Indonesia, recording a gain of 92.

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

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each year.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, YPF has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2006, 2005 and 2004, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.06, 3.03 and 2.98 to US$ 1, as of December 31, 2006, 2005 and 2004, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1.a, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The mentioned proportional consolidation generated an increase of 446, 381 and 672 in total assets and total liabilities as of December 31, 2006, 2005 and 2004, respectively, and an increase of 1,451, 1,216 and 1,122 in net sales and 774, 681 and 640 in operating income for the years ended December 31, 2006, 2005 and 2004, respectively.

c.	Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost. Under U.S. GAAP, these inventories should be valued at historical cost. There have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the years presented.

d.	Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to long-lived assets that were held as pending sale or disposal, the Company’s policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, the Company performs the impairment test on an individual field basis. Other long-lived assets are aggregated so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” by comparing the net book value of such an asset with the expected undiscounted cash flows. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

Impairment charges under U.S. GAAP amounted to 71, 2 and 177 for the years ended December 31, 2006, 2005 and 2004, respectively. The impairment recorded in the years 2006, 2005 and 2004 was mainly the result of studies conducted that have revealed a decrease in oil and gas reserves affecting long-lived assets of the YPF’s Exploration and Production Business Segment.

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of 197, 170 and 122 for the years ended December 31, 2006, 2005 and 2004, respectively.

e.	Start-up and organization costs

Under Argentine GAAP, start-up and organization costs can be capitalized subject to recoverability through future revenues. These costs were fully amortized during 2006 based on a five-year estimated useful life.

Under U.S. GAAP, start-up costs were expensed as incurred.

f.	Reorganization of entities under common control

Under Argentine GAAP, results on sales of noncurrent assets and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively. Under U.S. GAAP, results related with reorganization of entities under common control are eliminated and the corresponding accounts receivable are considered as a capital (dividend) transaction.

g.	Pension Plans

As displayed in Note 2.f, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits.

Under Argentine GAAP, the net liability for defined-benefits plans is the amount resulting from the sum of the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses. These unrecognized actuarial losses are recorded in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. The Company modified comparative information under Argentine GAAP as mentioned in Note 1.b.

On December 31, 2006, under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”-an amendment of FASB Statements No. 87, 88, 106, and 132 (R). Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. The effect of the adoption of SFAS No. 158 did not have a material effect.

The estimated amounts that will be amortized from accumulated other comprehensive income for 2007 are 16.

Previous to the adoption of SFAS No. 158 and according to SFAS No. 87, Employer’s Accounting for Pensions, if the accumulated benefit obligation (“ABO”) exceeded the fair value of plan assets, the employer had to recognized in the consolidated balance sheet a liability that was at least equal to the unfunded ABO. Recognition of an additional minimum liability was required if an unfunded ABO exists and (a) an assets had been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost was less than the unfunded ABO, or (c) no accrued or prepaid pension cost had been recognized.

h.	Accounting for asset retirement obligations

SFAS No. 143, Accounting for Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under U.S. GAAP is described in Note 15.c.

Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

i.	Consolidation of variable interest entities - Interpretation of ARB No. 51

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

As of December 31, 2006, YPF has operations with one variable interest entity (“VIE”) which has been created in order to structure YPF’s future deliveries of oil (“FOS transaction”).

YPF entered into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF was paid in advance for the future delivery of oil. The price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to the oil supply agreement is a VIE incorporated in the Cayman Islands, which finance itself through the issuance of notes. The oil to be delivered under the supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the outstanding FOS transaction. YPF’s exposure derives from crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil (Note 2.j).

The effect before taxes of such consolidation was an increase in the “Loans” account of 186, 297 and 1,198, an increase of current assets of 19, 18, and 192, the elimination of “Net advances from crude oil purchasers” of 103, 196 and 898 and a decrease in shareholders’ equity of 65, 83 and 108 as of December 31, 2006, 2005 and 2004, respectively.

The effects of the consolidation as of December 31, 2004 of these VIE following the provisions of FIN 46R were accounted as a cumulative effect of change in an accounting principle.

j.	Capitalization of financial expenses

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

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of December 31, 2006 and 2005 is included in “Capitalization of financial expenses” in the reconciliation in Note 14. The effect on net income and shareholders’ equity as of December 31, 2004, was not material.

k.	Accounting treatment for retrospective premiums

Up to the sale of its indirect subsidiary, Greenstone Assurance Limited, YPF was a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated for its shareholders, all of whom are engaged in energy operations.

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

The effect on net income under U.S. GAAP as of December 31, 2004 was recorded in the subsequent year for Argentine GAAP purposes.

l.	Goodwill

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

m.	SFAS No. 155, Accounting for certain hybrid financial instruments – an amendment of FASB Statement No. 133 AND 140

In February 2006, SFAS No. 155 “Accounting for certain hybrid financial instruments – an amendment of FASB Statements No. 133 and 140” was issued. This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative required bifurcation, and clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. This statement becomes effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. As the Company has not any hybrid financial instrument, management estimates that this statement will not have any impact on its financial position.

n.	SFAS No. 156, Accounting for Services of Financial Assets – an amendment of FASB Statement No. 140

In March 2006, SFAS No. 156 “Accounting for Services of Financial Assets – an amendment of FASB Statement No. 140” was issued. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, permits an entity to choose either of the amortization method or the fair value method for subsequent measurement for each class of separately recognized servicing assets and servicing liabilities, and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. The Company estimates that this statement will not have a significant impact on its financial position.

o.	SFAS Interpretation No. 48, Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109 (“FIN 48”)

FIN 48 was issued in 2006 and became effective January 1, 2007 for the Company. FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures. The Company is currently evaluating the potential effects of adopting FIN 48.

p.	SFAS No. 157, Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 but does not believe the adoption of SFAS 157 will have a material impact on its financial position.

q.	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on the financial statements.

r.	Revenue recognition standards

The Company follows the guidance of Staff Accounting Bullettin No. 104, issued by the SEC in December 2003.

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

Additionally, during the years ended December 31, 2006, 2005 and 2004, the Company has not entered into any significant buy and sell agreement to exchange crude oil or refined products.

14.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2006, 2005 and 2004, and to shareholders’ equity as of December 31, 2006, 2005 and 2004, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2006	2005	2004
Net income from continuing operations according to Argentine GAAP	4,457	5,362 (2)	4,765 (2)
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 13.a)	1,144	1,048	1,010
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	(2,065)	(1,479)	(1,447)
Reorganization of entities under common control - Interest from accounts receivable (Note 13.f)	(65)	(123)	(3)
Start-up and organization costs amortization (Note 13.e)	13	10	10
Impairment of long-lived assets (Note 13.d)	126	168	(55)
Consolidation of VIEs (Note 13.i)	19	26	(3)
Capitalization of financial expenses (Note 13.j)	68	67	—
Retrospective premiums (Note 13.k)	—	122	(123)
Asset Retirement Obligations (Note 13.h)	—	(33)	—
Pension Plans (Note 13.g)	(19)	(25)	(31)
Deferred income tax (1)	(11)	(1)	(2)

Net income from continuing operations	3,667	5,142	4,121

Income on discontinued operations and income from sale of discontinued operations in accordance with Argentine GAAP	—	—	142
Decrease due to goodwill (Note 13.l)	—	—	(9)

Income on discontinued operations in accordance with U.S. GAAP	—	—	133

Net income before cumulative effect of changes in accounting principles in accordance with U.S. GAAP	3,667	5,142	4,254

Cumulative effect of changes in accounting principles - Consolidation of VIEs (net of 36 from income tax benefit) (Note 13.i)	—	—	(68)

Net income in accordance with U.S. GAAP	3,667	5,142	4,186

Shareholders’ equity according to Argentine GAAP	24,345	22,249 (2)	21,769 (2)
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 13.a)	(5,008)	(6,152)	(7,200)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	8,333	10,184	11,208
Reorganization of entities under common control - Accounts receivable (Note 13.f)	(954)	(1,417)	(1,318)
Start-up and organization costs (Note 13.e)	—	(13)	(23)
Impairment of long-lived assets (Note 13.d)	(491)	(611)	(773)
Consolidation of VIEs (Note 13.i)	(65)	(83)	(108)
Capitalization of financial expenses (Note 13.j)	137	69	—
Retrospective premiums (Note 13.k)	—	—	(125)
Asset Retirement Obligations (Note 13.h)	(35)	(34)	—
Deferred income taxes (1)	35	46	46
Pension plans (Note 13.g)	(56)	16	30

Shareholders’ equity in accordance with U.S. GAAP	26,241	24,254	23,506

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

(2)	Include the effect of retroactive adjustments for the implementation of new Argentine GAAP (Note 1.b)

The summarized balance sheets as of December 31, 2006, 2005 and 2004, and statements of income and cash flows for the years then ended, remeasured into U.S. dollars and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

	2006	2005	2004
Summarized balance sheets
Current assets	10,325	7,338	7,180
Fixed assets	24,193	23,952	22,229
Other noncurrent assets	2,528	3,458	3,131

Total assets	37,046	34,748	32,540

Current liabilities	5,962	5,496	4,295
Noncurrent liabilities	4,843	4,998	4,739
Shareholders’ equity	26,241	24,254	23,506

Total liabilities and shareholders’ equity	37,046	34,748	32,540

	2006	2005	2004
Summarized statements of income
Net sales	24,204	21,698	19,253
Operating income (Note 15.a)	5,626	8,065	6,550
Net income from continuing operations	3,667	5,142	4,121
Income on discontinued operations	—	—	3
Income from sale of discontinued operations	—	—	130
Net income before cumulative effect of changes in accounting principles	3,667	5,142	4,254
Cumulative effect of changes in accounting principles	—	—	(68)

Net income	3,667	5,142	4,186

Earnings per share, basic and diluted:
Net income from continuing operations	9.32	13.07	10.48
Income on discontinued operations and income from sale of discontinued operations	—	—	0.33
Cumulative effect of changes in accounting principles	—	—	(0.17)

Net income	9.32	13.07	10.64

	2006	2005	2004
Summarized statements of cash flows
Net cash flow provided by operating activities	7,466	8,594	8,078
Net cash flow used in investing activities	(5,063)	(3,221)	(2,549)
Net cash flow used in financing activities	(1,955)	(5,539)	(5,925)

Increase (decrease) in cash and equivalents	448	(166)	(396)

Cash and equivalents at the beginning of years	371	534	927
Exchange differences from cash and equivalents	2	3	3

Cash and equivalents at the end of years	821	371	534

Cash and equivalents at the end of years are comprised as follows:

	2006	2005	2004
Cash	111	80	283
Cash equivalents(1)	710	291	251

Cash and equivalents at the end of years(2)	821	371	534

(1)	Included in short-term investments in the consolidated balance sheets.

(2)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The principal transactions not affecting cash consisted in increases in assets related to hydrocarbon well abandonment costs and consumption of fixed assets allowances for the years ended December 31, 2006, 2005 and 2004.

15.	ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income (loss)

Under U.S. GAAP, costs charged to income for environmental remediation, holding gains on inventories, impairment of long-lived assets, the elimination of operating results of jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 14 is approximately the same as comprehensive income as defined by SFAS No. 130 for all periods presented, except for the effect in the years 2006, 2005 and 2004 of the following items, that should be included in comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

	2006		2005		2004
Effect arising from the translation into reporting currency	14,582	(1)	14,368	(1)	13,913	(1)
Pension plans	(217	)(2)	(167	)(2)	(170	)(2)
Changes in fair value of derivative instruments and heading activities	—		—		(4)

Comprehensive income at the end of years	14,365		14,201		13,739

(1)	Has no tax effect.

(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Hydrocarbon well abandonment obligations

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

The reconciliation of the beginning and ending aggregate carrying amount of hydrocarbon well abandonment obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year and under US GAAP, is as follows:

	2006	2005	2004
Aggregate hydrocarbon well abandonment obligation, beginning of year	1,457	648	347
Translation effect	12	43	6
Revision in estimated cash flows	840	693	251
Obligations incurred	55	46	44
Accretion expense	117	49	9
Obligations settled	(40)	(22)	(9)

Aggregate hydrocarbon well abandonment obligation, end of year	2,441	1,457	648

d)	Contractual relationships with service stations

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

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP. Separate consolidated financial statement schedules were, therefore, not prepared for purposes of the Annual Report on Form 20-F of which these consolidated financial statements constitute a part:

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and reserves.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

a) Fixed assets evolution

	2006
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases and transfers		Amounts at end of year
Land and buildings	2,268	—	1		57		2,326
Mineral property, wells and related equipment	43,963	1	930		(2,360)		42,534
Refinery equipment and petrochemical plants	8,470	—	5		175		8,650
Transportation equipment	1,808	—	1		41		1,850
Materials and equipment in warehouse	420	—	966		(775)		611
Drilling and work in progress	2,571	(1)	3,789		(2,790)		3,569
Exploratory drilling in progress	188	2	200		(255)		135
Furniture, fixtures and installations	500	—	5		51		556
Selling equipment	1,273	—	—		68		1,341
Other property	351	—	35		(19)		367

Total 2006	61,812	2	5,932	(2)	(5,807	)(1)(6)	61,939

Total 2005	57,752	2	4,459	(2)	(401	)(1)	61,812

Total 2004	55,264	3	3,174	(2)	(689	)(1)	57,752

	2006								2005		2004
	Depreciation
Main account	Accumulated at beginning of year	Net decreases and transfers		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value
Land and buildings	1,003	(2)		2%	52	1,053	1,273		1,265		1,298
Mineral property, wells and related equipment	30,410	(4,137)		(4)	3,223	29,496	13,038	(3)	13,553	(3)	13,155	(3)
Refinery equipment and petrochemical plants	5,472	—		4 - 10%	321	5,793	2,857		2,998		3,179
Transportation equipment	1,226	(3)		4 - 5%	50	1,273	577		582		601
Materials and equipment in warehouse	—	—		—	—	—	611		420		330
Drilling and work in progress	—	—		—	—	—	3,569		2,571		1,437
Exploratory drilling in progress	—	—		—	—	—	135		188		129
Furniture, fixtures and installations	451	(1)		10%	29	479	77		49		55
Selling equipment	959	5		10%	37	1,001	340		314		371
Other property	282	(6)		10%	6	282	85		69		62

Total 2006	39,803	(4,144	)(1)(6)		3,718	39,377	22,562

Total 2005	37,135	(39	)(1)		2,707	39,803			22,009

Total 2004	34,790	(125	)(1)		2,470	37,135					20,617

(1)	Includes 194, 86 and 147 of net book value charged to fixed assets allowances for the years ended December 31, 2006, 2005 and 2004, respectively.

(2)	Includes 930, 737 and 307 corresponding to the costs of hydrocarbon wells abandonment obligations for the years ended December 31, 2006, 2005 and 2004, respectively.

(3)	Includes 1,014, 1,255 and 1,387 of mineral property as of December 31, 2006, 2005 and 2004, respectively.

(4)	Depreciation has been calculated according to the unit production method

(5)	Includes the net effect of the exchange differences arising from the translation of net book values at beginning of the year of fixed assets in foreign companies.

(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas recorded in the “Other assets” account as of December 31, 2006 (Note 2.c).

b)	Investments in shares and holdings in companies under significant influence and other companies

	2006														2005		2004
							Information of the Issuer
	Description of the Securities								Last Financial Statements Issued
Name and Issuer	Class	Face Value	Amount	Book Value		Cost (5)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value		Book Value
Companies under significant influence:
Oleoductos del Valle S.A.	Common	$10	4,072,749	101	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/06	110	19	321	37.00%		104	(1)	105	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	44		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/06	14	16	132	33.15%		44		47
Oiltanking Ebytem S.A.	Common	$10	351,167	43	(2)	7	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	09/30/06	12	12	95	30.00%		38	(2)	36
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	737,361	19		6	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	09/30/06	7	25	184	10.00%		18		26
Central Dock Sud S.A.	Common	$0.01	3,847,189,961	11	(2)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/06	484	(52)	199	9.98	%(4)	17	(2)	21	(2)
Gas Argentino S.A.	Common	$1	308,855,955	186		338	Investment in MetroGas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/06	280	191	411	45.33%		126		129
Inversora Dock Sud S.A.	Common	$1	103,497,738	129	(2)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/06	241	(31)	198	42.86%		142	(2)	150	(2)
Pluspetrol Energy S.A.	Common	$1	30,006,540	281		98	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/06	67	56	619	45.00%		281		263
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	8,099,280	14		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/06	45	(2)	78	18.00%		17		19
Other companies:
Others (3)	—	—	—	15		13	—	—	—	—	—	—	—		15		15

				843		701									802		811

(1)	Holding in shareholder’s equity, net of intercompany profits.

(2)	Holding in shareholder’s equity plus adjustments to conform to YPF S.A. accounting methods.

(3)	Includes A-Evangelists Constrçoes e Serviçios Ltda., Gasoducto del Pacífico (Cayman) Ltd. A&C Pipeline Holding Company. Poligás Luján S.A.C.I., Petróleos Transandinos YPF S.A. and Mercobank S.A.

(4)	Additionally, the Company has a 29,93% indirect holding in capital stock through Inversora Dock Sud S.A.

(5)	Cost net of cash dividends and capital distributions from long-term investments inflation adjusted in accordance with Note 1.a.

c)	Allowances and reserves

	2006					2005	2004
Account	Amount at Beginning of Year	Increases	Decreases	Amount at End of Year		Amount at End of Year	Amount at End of Year
Deducted from current assets:
For doubtful trade receivables	380	118	69	429		380	359
For other doubtful accounts	121	25	9	137		121	130

	501	143	78	566		501	489

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	54	1	3	52		54	70
For reduction in value of holdings in long-term investments	311	60	160	211		311	325
For unproductive exploratory drilling	3	192	192	3		3	16
For obsolescence of materials and equipment	48	—	2	46		48	47

	416	253	357	312		416	458

Total deducted from assets, 2006	917	396	435	878

Total deducted from assets, 2005	947	157	187			917

Total deducted from assets, 2004	956	259	268				947

Reserves for losses - current:
For various specific contingencies	230	129	86	273		230	130

	230	129	86	273		230	130

Reserves for losses - noncurrent:
For pending lawsuits, environmental contingencies and various specific contingencies	1,007	753	182	1,578	(1)	1,007	898

	1,007	753	182	1,578		1,007	898

Total included in liabilities, 2006	1,237	882	268	1,851

Total included in liabilities, 2005	1,028	326	117			1,237

Total included in liabilities, 2004	635	683	290				1,028

(1)	Includes 1,226 for YPF’s lawsuits and contingencies and 320 for YPF Holdings’ contingencies, 14 for A-Evangelista S.A’s legal contingencies and 18 for Refinor’s legal contingencies as of December 31, 2006.

d)	Cost of sales

	2006	2005	2004
Inventories at beginning of year	1,315	1,134	806
Purchases for the year	4,351	2,755	1,708
Production costs (Note 16.f)	11,458	8,440	7,629
Holding gains on inventories	394	244	203
Inventories at end of year	(1,697)	(1,315)	(1,134)

Cost of sales	15,821	11,258	9,212

e)	Foreign currency assets and liabilities

	Foreign currency and amount						Exchange rate in pesos as of		Book value
Account	2004		2005		2006		12-31-06		as of 12-31-06
Current Assets
Cash	US$	117	US$	11	US$	2	3.02	(1)	6
Investments	US$	67	US$	91	US$	139	3.02	(1)	420
		€1	—	—	—	—	—		—
Trade receivables	US$	512	US$	528	US$	567	3.02	(1)	1,713
		€7		€4		€15	3.99	(1)	58
Other receivables	US$	999	US$	1,030	US$	1,262	3.02	(1)	3,811
	$CH	110,557	$CH	113,994	$CH	34,743	0.00580	(1)	202
		€1	—	—		€5	3.99	(1)	19

Total current assets									6,229

Noncurrent Assets
Investments	US$	1	US$	1	US$	51	3.02	(1)	154
Other receivables	US$	211	US$	128	US$	7	3.02	(1)	21

Total noncurrent assets									175

Total assets									6,404

Current Liabilities
Accounts payable	US$	334	US$	454	US$	523	3.06	(2)	1,601
		€8		€11		€12	4.04	(2)	50
	R$	1	—	—	—	—	—		—
Loans
YPF Negotiable Obligations	US$	10	US$	9	US$	183	3.06	(2)	559
Other bank loans and other creditors	US$	39	US$	39	US$	104	3.06	(2)	318
Related parties	US$	1	—	—	—	—	—		—
Mega Negotiable Obligations	US$	1	—	—	—	—	—		—
Profertil syndicated loan	US$	19	—	—	—	—	—		—
Salaries and social security	US$	6	US$	6	US$	7	3.06	(2)	21
Net advances from crude oil purchasers	US$	89	US$	31	US$	31	3.06	(2)	96
Reserves	—	—	—	—	US$	21	3.06	(2)	65

Total current liabilities									2,710

Noncurrent Liabilities
Accounts payable	US$	262	US$	571	US$	736	3.06	(2)	2,251
Loans
YPF Negotiable Obligations	US$	362	US$	340	US$	166	3.06	(2)	509
Other bank loans and other creditors	US$	52	US$	25	—	—	—		—
Mega Negotiable Obligations	US$	39	—	—	—	—	—		—
Related parties	US$	24	—	—	—	—	—		—
Profertil syndicated loan	US$	88	—	—	—	—	—		—
Salaries and social security	US$	23	US$	19	US$	66	3.06	(2)	202
Net advances from crude oil purchasers	US$	213	US$	33	US$	2	3.06	(2)	7
Reserves	—	—	—	—	US$	300	3.06	(2)	919

Total noncurrent liabilities									3,888

Total liabilities									6,598

(1)	Buying exchange rate.

(2)	Selling exchange rate.

f)	Expenses incurred

	2006					2005	2004
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	649	137	142	43	971	758	571
Fees and compensation for services	114	244	28	13	399	270	174
Other personnel expenses	215	64	28	27	334	254	213
Taxes, charges and contributions	191	17	237	1	446	367	352
Royalties and easements	2,095	—	6	—	2,101	1,753	1,632
Insurance	102	1	14	5	122	86	86
Rental of real estate and equipment	258	3	59	3	323	272	274
Survey expenses	—	—	—	124	124	108	102
Depreciation of fixed assets	3,598	37	83	—	3,718	2,707	2,470
Industrial inputs, consumable materials and supplies	485	8	31	8	532	613	506
Service contracts	566	14	63	21	664	396	502
Preservation, repair and maintenance	1,329	16	49	6	1,400	997	794
Contractual commitments	519	—	—	—	519	131	299
Unproductive exploratory drillings	—	—	—	199	199	70	197
Transportation, products and charges	622	—	866	—	1,488	1,376	1,120
Allowance (reversal) for doubtful trade receivables	—	—	76	—	76	31	(6)
Publicity and advertising expenses	—	76	64	—	140	120	100
Fuel, gas, energy and miscellaneous	715	57	51	10	833	613	491

Total 2006	11,458	674	1,797	460	14,389

Total 2005	8,440	552	1,650	280		10,922

Total 2004	7,629	463	1,403	382			9,877

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is presented in accordance with Statement of Financial Accounting Standards Number 69, “Disclosures about Oil and Gas Producing Activities” (amounts expressed in millions of Argentine Pesos, except where otherwise indicated).

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2006, 2005 and 2004:

	2006				2005			2004
	Argentina		Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	47,398		36	47,434	43,785	23	43,808	41,239	23	41,262
Support equipment and facilities	1,183		—	1,183	1,000	—	1,000	863	—	863
Drilling and work in progress	2,049		293	2,342	1,561	101	1,662	901	60	961
Unproved oil and gas properties	109		31	140	136	56	192	65	45	110

Total capitalized costs	50,739		360	51,099	46,482	180	46,662	43,068	128	43,196
Accumulated depreciation and valuation allowances	(34,111)		(22)	(34,133)	(30,859)	(19)	(30,878)	(28,696)	(16)	(28,712)

Net capitalized costs	16,628	(1)	338	16,966	15,623	161	15,784	14,372	112	14,484

Company’s share in equity method investees’ net capitalized costs	78		—	78	108	—	108	104	—	104

(1)	Includes 1,127 of net capitalized costs related to other assets disposed by sale.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2006, 2005 and 2004:

	2006			2005			2004
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign		Worldwide
Acquisition of unproved properties	—	—	—	—	15	15	—	6		6
Exploration costs	427	75	502	371	54	425	297	108		405
Development costs	4,243	174	4,417	3,236	37	3,273	2,235	12		2,247

Total costs incurred	4,670	249	4,919	3,607	106	3,713	2,532	126	(1)	2,658

Company’s share in equity method investees’ total costs incurred	9	—	9	12	—	12	11	—		11

(1)	Includes costs incurred related to properties sold during the year 2004, as mentioned in Note 12.

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

	2006			2005			2004
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign(1)	Worldwide
Net sales to unaffiliated parties	2,539	13	2,552	2,366	14	2,380	2,234	10	2,244
Net intersegment sales	13,960	—	13,960	11,467	—	11,467	10,790	—	10,790

Total net revenues	16,499	13	16,512	13,833	14	13,847	13,024	10	13,034
Production costs	(6,168)	(7)	(6,175)	(4,247)	(6)	(4,253)	(3,618)	(10)	(3,628)
Exploration expenses	(392)	(68)	(460)	(231)	(49)	(280)	(246)	(136)	(382)
Depreciation and expense for valuation allowances	(3,226)	(4)	(3,230)	(2,190)	(7)	(2,197)	(1,952)	(5)	(1,957)
Other	(117)	—	(117)	(44)	—	(44)	(9)	—	(9)

Pre-tax income (loss) from producing activities	6,596	(66)	6,530	7,121	(48)	7,073	7,199	(141)	7,058
Income tax expense	(2,589)	—	(2,589)	(2,740)	(2)	(2,742)	(2,786)	(1)	(2,787)

Results of oil and gas producing activities	4,007	(66)	3,941	4,381	(50)	4,331	4,413	(142)	4,271

Company’s share in equity method investees’ results of operations	51	—	51	51	—	51	35	—	35

(1)	Includes results from oil and gas producing activities related to properties sold during the year 2004, as mentioned in Note 12.

Oil and gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not on increases based upon future conditions. Proved developed oil and gas reserves are reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

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

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2006, 2005 and 2004 and the changes therein.

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2006				2005				2004
	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	771		6	777	1,058		6	1,064	1,197		5	1,202
Revisions of previous estimates	9		—	9	(175)		—	(175)	(21)		—	(21)
Extensions, discoveries and improved recovery	20		—	20	22		—	22	28		6	34
Sale of reserves in place (Note 12)	—		—	—	—		—	—	—		(5)	(5)
Production for the year	(126)		—	(126)	(134)		—	(134)	(146)		—	(146)

End of year	674	(1)	6	680	771	(1)	6	777	1,058	(1)	6	1,064

Proved developed reserves
Beginning of year	604		—	604	863		—	863	984		—	984
End of year	521	(2)	—	521	604	(2)	—	604	863	(2)	—	863
Company’s share in equity method investees’ proved developed and undeveloped reserves	3		—	3	3		—	3	7		—	7

(1)	Includes natural gas liquids of 123, 150 and 181 as of December 31, 2006, 2005 and 2004, respectively.

(2)	Includes natural gas liquids of 83, 108 and 138 as of December 31, 2006, 2005 and 2004, respectively.

	Natural gas (Billions of standard cubic feet)
	2006			2005			2004
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	4,675	8	4,683	5,668	8	5,676	6,400	49	6,449
Revisions of previous estimates	(63)	—	(63)	(356)	1	(355)	(138)	1	(137)
Extensions and discoveries	46	—	46	30	—	30	111	4	115
Sales of reserves in place (Note 12)	—	—	—	—	—	—	—	(45)	(45)
Production for the year (1)	(650)	(1)	(651)	(667)	(1)	(668)	(705)	(1)	(706)

End of year	4,008	7	4,015	4,675	8	4,683	5,668	8	5,676

Proved developed reserves
Beginning of year	3,197	4	3,201	4,041	4	4,045	4,219	7	4,226
End of year	2,568	3	2,571	3,197	4	3,201	4,041	4	4,045
Company’s share in equity method investees’ proved developed and undeveloped reserves	73	—	73	97	—	97	200	—	200

(1)	Excludes quantities which have been flared or vented.

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

The future cash inflows and outflows in foreign currency have been valued at the selling exchange rate of Argentine pesos 3.06, 3.03 and 2.98 to US$ 1, as of December 31, 2006, 2005 and 2004, respectively.

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

The following information has been determined on a basis which presumes the year-end economic and operating conditions will continue over the years during which proved reserves would be produced. Neither the effects of future pricing nor expected future changes in technology and operating practices have been considered.

	2006			2005			2004
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows	102,269	52	102,321	123,963	109	124,072	120,580	67	120,647
Future production costs	(29,590)	(6)	(29,596)	(28,701)	(12)	(28,713)	(29,222)	(8)	(29,230)
Future development costs	(9,878)	—	(9,878)	(9,054)	—	(9,054)	(7,239)	—	(7,239)

Future net cash flows, before income taxes	62,801	46	62,847	86,208	97	86,305	84,119	59	84,178
Discount for estimated timing of future cash flows	(21,057)	(20)	(21,077)	(28,082)	(42)	(28,124)	(33,243)	(26)	(33,269)
Future income taxes, discounted at 10% (1)	(11,811)	(9)	(11,820)	(18,757)	(19)	(18,776)	(16,415)	(12)	(16,427)

Standardized measure of discounted future net cash flows	29,933	17	29,950	39,369	36	39,405	34,461	21	34,482

Company’s share in equity method investees’ standardized measure of discounted future net cash flows	194	—	194	215	—	215	323	—	323

(1)	Undiscounted future income taxes are 17,398, (17,382 for Argentina and 16 for Other foreign), 27,280 (27,245 for Argentina and 35 for Other foreign) and 26,517 (26,495 for Argentina and 22 for Other foreign) as of December 31, 2006, 2005 and 2004, respectively.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004
Beginning of year	39,405	34,482	30,076
Sales and transfers, net of production costs	(11,187)	(10,753)	(8,918)
Net change in sales and transfer prices, net of future production costs	(13,716)	20,505	11,385
Changes in reserves and production rates (timing)	2,107	(10,223)	(1,470)
Net changes for extensions, discoveries and improved recovery	471	1,776	1,787
Changes in estimated future development and abandonment costs	(1,545)	(2,269)	(2,502)
Development costs incurred during the year that reduced future development costs	1,933	1,485	845
Accretion of discount	3,388	3,105	2,527
Net change in income taxes	8,705	678	(369)
Sales of reserves in place	—	—	(146)
Others	389	619	1,267

End of year	29,950	39,405	34,482