Form 20-F/A
period 2007-12-31
YPF SOCIEDAD ANONIMA
filed 2008-04-16
CIK 904851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2008 (the “2007 Form 20-F”), is being filed solely for the purpose of furnishing Exhibits 12.1, 12.2, 13.1 and 13.2 to our annual report, which were inadvertently omitted from the 2007 Form 20-F as initially filed.

Therefore, this Amendment consists of a cover page, this explanatory note, a signature page, and Exhibits 12.1, 12.2, 13.1 and 13.2.

This Amendment speaks as of the date of the initial filing of the 2007 Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2007 Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the 2007 Form 20-F. As a result, our annual report on Form 20-F for the year ended December 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the 2007 Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

YPF Sociedad Anónima

By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer

Date:   April 16, 2008