Form 20-F/A
period 2007-12-31
YPF SOCIEDAD ANONIMA
filed 2008-10-20
CIK 904851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

EXPLANATORY NOTE

This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed by us as Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”). This Form 20-F/A is filed solely for the purpose of (1) including all information and sections that were previously included in our 2007 Form 20-F filed on April 15, 2008 and in Amendment No. 1 to our 2007 Form 20-F filed on April 16, 2008, (2) addressing the filing to the Commission’s current address, (3) modifying a statement regarding the effectiveness of our disclosure controls and procedures to remove any ambiguity regarding the effectiveness of our disclosure controls and procedures at a reasonable assurance level, and (4) removing the subtotal of “Future net cash flows, before income taxes” in the standardized measure of discounted future net cash flows in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” section of our financial statements. Other than as stated above, this Form 20-F/A does not amend, update or restate the information in any other item or section of the 2007 Form 20-F as originally filed on April 15, 2008 or reflect any events that have occurred after the original filing of the 2007 Form 20-F on April 15, 2008.

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

Available Information

YPF is subject to the information requirements of the Exchange Act, except that as a foreign issuer, YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N. E., Washington, D.C. 20549, and at the SEC’s Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suit 1400, Chicago, Illinois 60611-2511. Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which YPF’s American Depositary Shares are listed.

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

Based on such evaluation, YPF’s Chief Executive Officer and Chief Financial Officer concluded that YPF’s disclosure controls and procedures were effective at the reasonable assurance level in ensuring that information  relating to YPF, required to be disclosed in reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and  (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

YPF SOCIEDAD ANÓNIMA

By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer

Dated: October 17, 2008

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