Form 20-F
period 2008-12-31
YPF SOCIEDAD ANONIMA
filed 2009-06-30
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Avenida Pte. R. Sáenz Peña 777

C1035AAC Ciudad Autónoma de Buenos Aires, Argentina

Tel: (011-54-11) 4329-2000

Facsimile Number: (011-54-11) 5071-2113

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class D Share, par value 10 pesos per share	New York Stock Exchange
Class D Shares	New York Stock Exchange*

*	Listed not for trading but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2008 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	104,177
Class D Shares	393,197,228

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board: ☐	Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    Yes  ☐    No  ☒

i

ii

Conversion Table

1 ton = 1 metric ton = 1,000 kilograms = 2,204 pounds

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

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2008, 2007 and 2006, and YPF’s audited consolidated statements of income for the years ended December 31, 2008, 2007 and 2006.

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

Oil and Gas Terms

Oil and gas reserves definitions used in this annual report are in accordance with Rule 4-10(a) (1)-(17) of Regulation S-X and relevant guidance notes and letters issued by the U.S. Securities and Exchange Commission (“SEC”) Staff.

The definitions of reserves estimate, reserves audit and reserves review as given below and used hereunder are not terms defined under SEC rules or regulations effective as of December 31, 2008, and are terms used by YPF in this annual report as defined herein and consequently such definitions may be defined and used differently by other companies.

For the purpose of this annual report, any reserves estimate, or any reserves audit or any reserves review invoked hereunder, are in accordance with Rule 4-10(a) (1)-(17) of Regulation S-X of the SEC.

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”: The total area, expressed in acres or km2, over which we have interests in exploration or production. Net acreage is our interest in the relevant exploration or production area.

“concession”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession generally has rights and responsibilities for the exploration, development, production and sale of hydrocarbon, and, typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.

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

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

A.	that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

B.	the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves that can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following:

A.	oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

B.	crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

C.	crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

D.	crude oil, natural gas, and natural gas liquids, that may be recovered from oil sales, coal, gilsonite and other such sources.

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

“reserves audit”: The process of reviewing certain of the pertinent facts interpreted and assumptions underlying a reserves estimate prepared by another party and the rendering of an opinion about (i) the appropriateness of the methodologies employed, (ii) the adequacy and quality of the data relied upon, (iii) the depth and thoroughness of the reserves estimation process, (iv) the classification of reserves appropriate to the relevant definitions used, and (v) the reasonableness of the estimated reserves quantities.

“reserves estimate”: The process of performing a comprehensive evaluation by interpreting and assessing all the pertinent data to generate such proved reserves estimates and cash flow analysis. The main product of this evaluation results in a report that includes: (i) the actual reserve estimate quantities, (ii) the future producing rates from such reserves, (iii) the future net revenues from such reserves, and (iv) the present value of such future net revenue. This report may also include maps, logs or other technical backup used by the estimator.

“reserves review”: The process of conducting a high-level assessment of reserves estimates to determine if they are plausible. The steps consist primarily of:

•	inquiry;

•	analytical procedures;

•	analysis;

•	review of historical reserves performance; and

•	discussions with reserves management staff.

“Plausible” means the reserves estimate data appearing to be worthy of belief based on the available information. It may result in a statement like “Nothing came to my attention that would indicate the reserves estimate has not been prepared and presented in accordance with the applicable principles and definitions.”

“third party reserves engineer”: A person with sufficient educational background, professional training and professional experience to exercise prudent professional judgment while in charge of the conduct of an audit, estimate or review of reserves. The determination of whether a third party reserves engineer is qualified is made on a case-by-case basis with reference to the recognition and respect of such third party reserves engineer’s peers. YPF would normally consider a third party reserves engineer to be qualified if such person (i) has a minimum of 10 years’ practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimates and evaluation of reserves information; and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

YPF’s standard of independence for a third party reserves engineer is that such person must not have any financial interest in the properties under evaluation. This is to ensure that there is no incentive for the third party reserves engineer’s reports to be outcome-oriented because there is no direct economic benefit for the third party reserves engineer as a consequence of the results of such person’s work. An independent third party reserves engineer’s compensation is based only on professional services carried out to deliver an unbiased analysis suitable for the public and financial communities. YPF also requires that a statement of such independence is included in the third party reserves engineer’s report.

Abbreviations:

“bbl”	Barrels based on 42 US gallons

“bcf”	Billion cubic feet

“bcm”	Billion cubic meters

“boe”	Barrels of oil equivalent

“condensate”	Mixture of hydrocarbons that exist in the gaseous phase at original temperature and pressure of the reservoir, but when produced condense into liquid phase at temperature and pressure associated with surface production equipment

“gas”	Natural gas

“GWh”	Gigawatt hours

“HP”	Horse Power

“km”	Kilometers

“km2”	Square kilometers

“m”	Thousand

“m3”	Cubic meter

“mbbl”	Thousand barrels

“mbbl/d”	Thousand barrels per day

“mboe/d”	Thousand barrels of oil equivalent per day

“mcf”	Thousand cubic feet

“mcm”	Thousand cubic meters

“mm”	Million

“mmbbl”	Million barrels

“mmboe”	Million barrels of oil equivalent

“mmBtu”	Million British thermal units

“mmcf”	Million cubic feet

“mmcf/d”	Million cubic feet per day

“mmcm”	Million cubic meters

“mmcm/d”	Million cubic meters per day

“mtn”	Thousand tons

“MW”	Megawatts

“Oil”	Crude oil, condensate and natural gas liquids

“WTI”	West Texas Intermediate

“USA”	United States

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The following tables present our selected financial and operating data. You should read this information in conjunction with our Audited Financial Statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial data as of December 31, 2008, 2007 and 2006 and for the years then ended is derived from our Audited Consolidated Financial Statements, which are included in this annual report. The financial data as of and for the years ended December 31, 2005 and 2004 is derived from our audited financial statements, which are not included in this annual report. Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2008, 2007 and 2006 and for the years then ended.

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2008 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on December 31, 2008 of Ps.3.45 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by Central Bank on June 26, 2009 was Ps.3.80 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Item 3. Key Information—Exchange Rates.”

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Year Ended December 31,
	2008	2008	2007	2006	2005(1)	2004(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)
Net sales(3)(4)	10,109	34,875	29,104	25,635	22,901	19,931
Gross profit	3,148	10,862	10,104	9,814	11,643	10,719
Administrative expenses	(305)	(1,053)	(805)	(674)	(552)	(463)
Selling expenses	(713)	(2,460)	(2,120)	(1,797)	(1,650)	(1,403)
Exploration expenses	(198)	(684)	(522)	(460)	(280)	(382)
Operating income	1,932	6,665	6,657	6,883	9,161	8,471
Income on long-term investments	24	83	34	183	39	154
Other expenses, net	(109)	(376)	(439)	(204)	(545)	(981)
Interest expense	(143)	(492)	(292)	(213)	(459)	(221)
Other financial income (expenses) and holding gains (losses), net	92	318	810	667	561	359
Income from sale of long-term investments	—	—	5	11	15	—
Reversal (impairment) of other current assets	—	—	69	(69)	—	—
Income before income tax	1,797	6,198	6,844	7,258	8,772	7,782
Income tax	(741)	(2,558)	(2,758)	(2,801)	(3,410)	(3,017)
Net income from continuing operations	1,055	3,640	4,086	4,457	5,362	4,765
Income on discontinued operations	—	—	—	—	—	3
Income from sale of discontinued operations	—	—	—	—	—	139
Net income	1,055	3,640	4,086	4,457	5,362	4,907
Earnings per share and per ADS(5)	2.68	9.25	10.39	11.33	13.63	12.48
Dividends per share and per ADS(5) (in pesos)	n.a.	23.61	6.00	6.00	12.40	13.50
Dividends per share and per ADS(5)(6) (in U.S. dollars)	n.a.	7.37	1.93	1.97	4.25	4.70
U.S. GAAP
Operating income	1,516	5,230	5,176	5,626	8,065	6,550
Net income	874	3,014	3,325	3,667	5,142	4,186
Earnings per share and per ADS(5) (in pesos)	n.a.	7.66	8.45	9.32	13.07	10.64
Consolidated Balance Sheet Data:
Argentine GAAP(2)
Cash	113	391	196	118	122	492
Working capital	(799)	(2,758)	4,081	4,905	2,903	3,549
Total assets	11,327	39,079	38,102	35,394	32,224	30,922
Total debt(7)	1,298	4,479	994	1,425	1,453	1,930
Shareholders’ equity(8)	5,900	20,356	26,060	24,345	22,249	21,769
U.S. GAAP
Total assets	12,826	44,251	40,746	37,046	34,748	32,540
Shareholders’ equity	7,388	25,492	29,067	26,241	24,254	23,506
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,384	4,775	4,139	3,718	2,707	2,470
Cash used in fixed asset acquisitions	2,039	7,035	6,163	5,002	3,722	2,867

(1)	Consolidated income and balance sheet data for the years ended December 31, 2005 and 2004 set forth above include the retroactive effect from the application of new accounting rules in Argentina effective since January 1, 2006.
(2)	The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.
(3)	Includes Ps.1,770 million for the year ended December 31, 2008, Ps.1,350 million for the year ended December 31, 2007, Ps.1,451 million for the year ended December 31, 2006, Ps.1,216 million for the year ended December 31, 2005, and Ps.1,122 million for the year ended December 31, 2004 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13(b) to the Audited Consolidated Financial Statements.
(4)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and, from 2002, customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(g) to the Audited Consolidated Financial Statements.
(5)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(6)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.
(7)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,260 million as of December 31, 2008, Ps.523 million as of December 31, 2007, Ps.510 million as of December 31, 2006, Ps.1,107 million as of December 31, 2005 and Ps.1,684 million as of December 31, 2004.
(8)	Our subscribed capital as of December 31, 2008 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law (Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2009, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2004	2.80	3.06	2.94	(1)	2.98
2005	2.86	3.04	2.90	(1)	3.03
2006	3.03	3.10	3.07	(1)	3.06

	Low	High	Average		Period End
	(pesos per U.S. dollar)
2007	3.05	3.18	3.12	(1)	3.15
2008	3.01	3.45	3.18	(1)	3.45

Month
December 2008	3.38	3.45	3.42		3.45
January 2009	3.45	3.49	3.46		3.49
February 2009	3.49	3.56	3.51		3.56
March 2009	3.60	3.72	3.66		3.72
April 2009	3.67	3.72	3.69		3.71
May 2009	3.70	3.75	3.73		3.75
June 2009(2)	3.74	3.80	3.77		3.80

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through June 26, 2009.

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

Risk Factors

YPF’s operations and earnings are subject to risks as a result of changes in competitive, economic, political, legal, regulatory, social, industrial, business and financial conditions. Investors should carefully consider these risks.

As a result of the current global financial crisis and uncertain economic environment, certain risks may gain more prominence either individually or when taken together. Certain oil and gas prices and margins may remain lower than in recent years due to reduced demand and certain other factors.

Risks Relating to Argentina

Argentina’s economy may not continue to grow at current rates or may contract in the future

The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with GDP increasing on a real basis by 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6% in 2008. However, no assurances can be given that current rates of growth will continue in 2009 or subsequent years or that the economy will not contract. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions.” Sustained inflation in Argentina could increase our costs of operation, in particular labor costs, and without a corresponding increase in the price of our products, may negatively impact our results of operations and financial condition. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, it would likely have an adverse effect on our financial condition and results of operations.

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

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. For additional information on domestic pricing for our products, see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.” We cannot assure you that we will be able to increase the domestic prices of our products in response to future increases in the international market prices of such products, and limitations on our ability to do so would continue to adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

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

Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events that relieve us from any contingent liability for the failure to comply with our contractual obligations, although no assurance can be given that this position will prevail. See “Item 4. Information on the Company—Exploration and Production—Production—Natural gas supply contracts and exports,” “Item 4. Information on the Company—Exploration and Production—The Argentine natural gas market,” and “Item 8. Financial Information—Legal Proceedings.”

In addition, the effectiveness of certain of our natural gas export authorizations is subject to an analysis by the Argentine Secretariat of Energy of natural gas reserves in the Noroeste basin. The result of such analysis is uncertain and may have an adverse impact upon our performance of the export gas sales agreements related to such export authorizations should the Argentine Secretariat of Energy determine that reserves are inadequate. See “Item 8. Financial Information—Legal Proceedings—Argentina.”

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Argentine Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel production in the export market, and thereby obliged to sell in the local market at significantly lower prices.

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

Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, amends the export duties on crude oil and other crude derivative products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. Notwithstanding that the WTI international price has recently traded under U.S.$45/barrel from time to time, the Argentine government has not yet established a new withholding rate, and the 45% withholding rate has continued to apply. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

With respect to natural gas products, in July 2006, the Ministry of Economy and Production issued Resolution 534/06, which increased to 45% the export duty on natural gas. This resolution also required the Customs General Administration to apply the natural gas price set by the Framework Agreement between Argentina and Bolivia (the “Framework Agreement”), which was approximately U.S.$10.35/mmBtu in December 2008 (approximately U.S.$7.84/mmBtu in March 2009), as the valuation basis for calculating export duties on natural gas sales, irrespective of the actual price of such sales. In 2006, exports from the Tierra del Fuego province, which were previously exempted from taxes, were made subject to export duties at the prevailing rates. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on exports of butane, propane and LPG.

Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas, abandoning the previously applicable reference price set by the Framework Agreement between Argentina and Bolivia mentioned above. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$223/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

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

Our reserves and production are likely to decline

Argentina’s oil and gas fields are mature and our reserves and production are declining as reserves are depleted. In the last two years our proved reserves declined by approximately 18.8%, and we replaced approximately 32.7% of our production with new proved reserves during 2008; average daily production in 2008, on a boe basis, declined by approximately 4.1% from 2007. We are engaged in efforts to mitigate these declines by adding reserves through technological enhancements aimed at improving our recovery factors as well as through deepwater offshore exploration and development of tight gas. These efforts are subject to material risks and may prove unsuccessful due to risks inherent to the oil and gas industry.

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

Many of the factors, assumptions and variables involved in estimating proved reserves are beyond our control and are subject to change over time. See “Item 4. Information on the Company—Exploration and Development—Reserves.” Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

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

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The expiration of part of our and other Argentine oil companies’ concessions occurs in 2017. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot provide assurances that our concessions will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions. The termination of, or failure to obtain the extension of, a concession or permit could have a material adverse effect on our business and results of our operations.

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

We may incur significant costs and liabilities related to environmental, health and safety matters

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.” Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities.

The cessation of natural gas deliveries from Bolivia may have a material adverse effect on our long-term natural gas supply commitments

We rely on imports of natural gas from Bolivia pursuant to the Framework Agreement between the Bolivian and Argentine governments. See “Item 4. Information on the Company—Exploration and Production—Argentine natural gas supplies.” The current delivery capacity from Bolivia is 7.7 mmcm/d, and the delivery of volumes exceeding 7.7 mmcm/d is subject to the construction of the North East Pipeline, which has not yet commenced. Bolivian natural gas imports pursuant to the Framework Agreement are performed under a gas supply agreement between YPFB (the Bolivian state-owned oil and gas company) and ENARSA. The price charged by Bolivia pursuant to this agreement was approximately U.S.$10.35/mmBtu in December 2008 (approximately U.S.$7.84/mmBtu in March 2009). We have entered into a gas supply contract with ENARSA to buy a portion of such gas through December 31, 2009. The price at which we buy this gas was approximately U.S.$2.32/mmBtu in March 2009. The difference between our contractual price and the cost of the natural gas purchased pursuant to the Framework Agreement is currently absorbed by ENARSA and financed by the Argentine government with the collection of export duties on natural gas.

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

We could be subject to organized labor action

Although we consider our current relations with our workforce to be good, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected by labor strikes in the first half of 2008. See “Item 5. Operating and Financing Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

Risks Relating to Our Class D Shares and ADSs

Repsol YPF controls a significant majority of our shares and voting rights

Following the Petersen Transaction, as defined in “Item 7. Major Shareholders and Related Party Transactions” Repsol YPF controls approximately 84.04% of our capital stock and voting rights and Petersen Energía S.A. (“Petersen Energía”) controls approximately 15.46% of our shares and voting rights, in each case subject to the shareholders’ agreement described below. In addition, Repsol YPF has granted certain affiliates of Petersen Energía options to purchase an additional 10% of our capital stock held by Repsol YPF. A number of YPF corporate matters are subject to the voting and other procedures set forth in a shareholders’ agreement entered into between Repsol YPF, certain affiliates of Repsol YPF and Petersen Energía. Repsol YPF will be able to determine substantially all other matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Subject to the terms of the shareholders’ agreement, Repsol YPF will also direct our operations and may be able to cause or prevent a change in our control. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.” Repsol YPF’s and Petersen Energía’s interests may differ from those of our other shareholders.

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

Active markets may not develop for our Class D shares or the ADSs

As of the date of this annual report, less than 0.5% of our capital stock is held by non-affiliates. As a result, the public markets for our Class D shares and ADSs have had limited trading volume. Although the ADSs will continue to be listed on the NYSE and the underlying Class D shares will continue to be listed on the BASE, we cannot assure you that more active and liquid markets will develop or of the price at which the Class D shares or the ADSs may be sold.

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

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs

Repsol YPF owns Class D shares and ADSs representing a significant majority of our capital stock (which may be reduced by approximately 10% if the Petersen Options described under “Item 7. Major Shareholders and Related Party Transactions—Option Agreements” are exercised). Petersen Energía owns ADSs representing up to approximately 15.46% of our capital stock (which may be increased up to approximately 25% if the Petersen Options described under “Item 7. Major Shareholders and Related Party Transactions—Option Agreements” are exercised). In addition, as described in greater detail under “Item 7. Major Shareholders and Related Party Transactions —Registration Rights and Related Agreements,” we have filed and undertaken to maintain an effective shelf registration statement for the benefit of the lenders under the senior secured term loan facility provided to Petersen Energía to enable it to enter into the Petersen Transaction. The lenders under the senior secured term loan facility, upon the acceleration of such facility following the occurrence and continuation of an event of default under such facility, will be able to freely sell up to approximately 15% of our outstanding capital stock (which may be increased to approximately 25% if the Petersen Options are exercised) under the shelf registration statement. Sales of a substantial number of Class D shares or ADSs after the consummation of this offering by Repsol YPF, Petersen Energía, such lenders or any other significant shareholder, or the anticipation of such sales, could decrease the trading price of our Class D shares and the ADSs. See “Item 7. Major Shareholders and Related Party Transactions.”

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

You may be unable to exercise voting rights with respect to the Class D shares underlying your ADSs at our shareholders’ meetings

The depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of ADRs representing the ADSs being held by the depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the

ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class D shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class D shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class D shares, and Class D shares represented by ADSs may not be voted as you desire. Class D shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

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

History and Development of YPF

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2008, we had consolidated net sales of Ps.34,875 million (U.S.$10,109 million) and consolidated net income of Ps.3,640 million (U.S.$1,055 million).

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

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until February 21, 2008, when Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them (the “Option Beneficiaries”) to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, have been tendered. See “Item 7. Major Shareholders and Related Party Transactions.”

Upstream Operations

•

We operate more than 70 oil and gas fields in Argentina, accounting for approximately 41% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 41% of its total natural gas production, including natural gas liquids, in 2008, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2008, of approximately 580 mmbbl of oil and 3,099 bcf of gas, representing aggregate reserves of 1,133 mmboe.

•	In 2008, we produced 115 mmbbl of oil (313 mbbl/d) and 607 bcf of gas (1,658 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of December 31, 2008 consisted of 1,642 YPF-branded service stations, which we estimate represented approximately 30.9% of all service stations in Argentina.

•

We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this annual report.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks.

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2008 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$10.35/mmBtu in December 2008 (U.S.$7.84/mmBtu in March 2009), while our average sales price for such gas in Argentina during 2008 was approximately U.S.$2.00/mmBtu.

Argentina’s gross domestic product, or GDP, has grown at an average annual real rate of approximately 8.5% from 2003 to 2008, after declines during the economic crisis of 2001 and 2002. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.7% and 4.7%, respectively, during the period 2003-2008, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2008 its net imports of diesel amounted to approximately 836 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are operating our refineries at or above capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

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

On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, have been tendered. Repsol YPF will retain a majority of our capital stock and, subject to the shareholders’ agreement entered into between Repsol YPF and Petersen Energía, will be able to determine substantially all issues decided by our shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Additionally, we record certain assets, liabilities and costs under the Corporate and Other segment, including corporate administration costs and assets and certain construction activities.

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2008, 2007 and 2006:

	For the Year Ended December 31,
	2008	2007	2006
	(in millions of pesos)
Net Sales(1)
Exploration and Production(2)(3)
To unrelated parties	4,016	3,288	3,076
To related parties	939	724	774
Intersegment sales and fees(3)	12,663	14,056	14,033

Total Exploration and Production	17,618	18,068	17,883

Refining and Marketing(4)
To unrelated parties	25,364	20,375	17,651
To related parties	1,508	2,045	1,624
Intersegment sales and fees	1,145	1,858	1,526

Total Refining and Marketing	28,017	24,278	20,801

Chemical
To unrelated parties	2,829	2,563	2,401
Intersegment sales and fees	1,094	892	647

Total Chemical	3,923	3,455	3,048

Corporate and Other
To unrelated parties	219	109	109
Intersegment sales and fees	461	440	282

Total Corporate and Others	680	549	391

Less intersegment sales and fees	(15,363)	(17,246)	(16,488)

Total net sales(5)	34,875	29,104	25,635

Operating Income (Loss)
Exploration and Production	3,315	5,679	6,564
Refining and Marketing	3,089	1,234	258
Chemical	1,178	500	572
Corporate and Other	(815)	(620)	(540)
Consolidation adjustments	(102)	(136)	29

Total operating income	6,665	6,657	6,883

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (g) to the Audited Consolidated Financial Statements.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices established by us, which generally seek to approximate Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.7,228 million, Ps.8,400 million, and Ps.8,649 million for the years ended December 31, 2008, 2007 and 2006, respectively. The export sales were mainly to the United States, Brazil and Chile.

Exploration and Production

Principal properties

Argentine properties

Our production is concentrated in Argentina and our domestic operations are subject to numerous risks. See “Item 3. Key Information—Risk Factors.”

Argentina is the fourth largest hydrocarbon producing nation in Latin America and the fourth largest in terms of reserves, after Mexico, Venezuela and Brazil. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. A total of 23 sedimentary basins have been identified in the country. Six of these are combined onshore/offshore and three are entirely offshore. Total onshore acreage is composed of approximately 421 million acres, and total offshore acreage includes 176 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the 571 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and the Noroeste basin in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for our activities in Argentina. As of December 31, 2008, we had an interest in 18.9 million net acres onshore and offshore (within the 200-meter depth line), of which 6.5 million net acres were under production concessions and 12.4 million net acres were under exploration permits.

The following table shows our gross and net interests in productive oil and gas wells and exploration permits and production concessions in Argentina by basin, as of December 31, 2008.

	Wells				Acreage
	Oil		Gas		Production Concessions(1)		Exploration Permits(1)
	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)
					(thousands of acres)
Onshore
Neuquina	3,472	2,941.4	608	440.9	4,097	3,216	3,097	1,857
Golfo San Jorge	6,924	6,097.3	67	66.5	2,462	2,336	4,931	2,465
Cuyana	809	732.9	—	—	418	365	2,157	1,861
Noroeste	27	7.9	49	13.9	1,331	389	—	—
Austral	171	51.3	83	24.9	599	180	—	—
Offshore	9	4.5	—	—	116	63	18,477	6,226

(1)	Production concessions are granted after commercially exploitable quantities of oil or gas are discovered, are based upon the estimated field size as determined by geological and geophysical techniques and are subject to adjustment based upon new information concerning the reservoir. Accordingly, not all acreage covered by production concessions is, in fact, producing. Acreage held under exploration permits is unproved and non-producing.
(2)	“Gross” wells and acreage include all wells and acreage in which we have an interest. “Net” wells and acreage equals gross wells and acreage after deducting third party interests.

The table below provides certain information with respect to our principal oil and gas fields in Argentina at December 31, 2008, all of which are mature:

	Production 2008			Reserves as of December 31, 2008
Areas(1)	Interest	Oil (mbbl)	Gas (mmcf)	Oil (mbbl)	Gas (mmcf)	BOE (mboe)	Basin/Location	Development stage of the area
Barrancas	100%	2,146	82	15,035	456	15,116	Cuyana	Mature Field
Cerro Fortunoso	100%	1,849	—	9,337	0	9,337	Neuquina	Mature Field
La Ventana	(2)	1,848	247	12,570	1,807	12,892	Cuyana	Mature Field
Vizcacheras	100%	3,335	356	22,065	2,319	22,478	Cuyana	Mature Field
El Portón-Chihuido La Salina	100%	12,708	59,289	54,270	326,818	112,475	Neuquina	Mature Field
Chihuido Sierra Negra	100%	9,579	2,972	40,329	11,458	42,370	Neuquina	Mature Field
Paso Bardas Norte	100%	360	15,134	870	26,333	5,560	Neuquina	Mature Field
Señal Picada	100%	2,039	149	16,309	1,239	16,529	Neuquina	Mature Field
Aguada Toledo – Sierra Barrosa	100%	762	44,287	7,083	139,400	31,909	Neuquina	Mature Field
Loma la Lata	100%	16,196	245,611	80,589	1,543,979	355,563	Neuquina	Mature Field
El Trébol	100%	2,016	307	8,838	964	9,010	Golfo San Jorge	Mature Field
Manantiales Behr	100%	5,888	4,323	25,196	10,285	27,027	Golfo San Jorge	Mature Field
Seco León	100%	2,638	2,138	18,592	11,672	20,670	Golfo San Jorge	Mature Field
Barranca Baya	100%	3,868	626	24,211	5,047	25,109	Golfo San Jorge	Mature Field
Lomas del Cuy	100%	2,890	1,672	14,717	7,120	15,985	Golfo San Jorge	Mature Field
Los Perales	100%	6,705	18,434	34,223	65,191	45,834	Golfo San Jorge	Mature Field

(1)	Exploitation areas.
(2)	69.6% for crude oil and 60% for natural gas liquids and natural gas.

Approximately 87% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (57%) and Golfo San Jorge (30%) basins, and 96% of our proved gas reserves in Argentina are concentrated in the Neuquina (77%), Noroeste (12%) and Austral (7%) basins.

As of December 31, 2008, YPF held 113 production concessions and exploration permits in Argentina. YPF directly operates 77 of them, including 62 production concessions and 15 exploration permits.

As of December 31, 2008, YPF held 21 exploration permits in Argentina, 15 of which are onshore exploration permits and 6 of which are offshore exploration permits. YPF has 100% ownership of 3 onshore permits, and its participating interests in the rest vary between 50% and 90%. YPF’s interests in the offshore permits vary between 30% and 67%.

As of December 31, 2008, YPF had 92 production concessions. YPF has a 100% ownership interest in 55 production concessions, and its participating interests in the remaining 37 production concessions vary between 12.2% and 98%.

Joint ventures and contractual arrangements in Argentina

We participate in 13 exploration and 25 production joint ventures and contractual arrangements (18 of them non-operated) in Argentina. Our interests in these joint ventures and contractual arrangements range from 12.2% to 98%, and our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participate, see Note 6 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion into production concessions and exploration permits, respectively.

International properties

Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings—Operations in the United States.”

As of December 31, 2008, we had mineral rights in 58 blocks in the United States, comprised of 53 exploratory blocks, with a net surface area of 873 square kilometers and five development blocks, with a net surface area of 17 square kilometers.

The Neptune Field is located approximately 120 miles from the Louisiana coast within the deepwater region of the Central Gulf of Mexico. The unitized field area comprises Atwater Valley Blocks 573, 574, 575, 617 and 618. Our indirect subsidiary, Maxus (U.S.) Exploration Company, has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and Woodside Petroleum Ltd (20%). BHP Billiton is the operator of the Neptune Field and the associated production facilities.

The Neptune reserves are being produced using a standalone, tension leg platform (TLP) located in Green Canyon Block 613 within 4,230 feet of water. Production began on July 8, 2008, with up to six sub-sea development wells which are tied back to the TLP via a subsea gathering system.

Our U.S. subsidiaries’ net proved reserves in the United States as of December 31, 2008 were 1.7 mmboe.

Our U.S. subsidiaries’ net petroleum production in the United States for 2008 was 0.9 mmboe.

YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except perhaps those commitments related to the development of the Neptune Project located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. Total commitments remaining as of December 31, 2008 for the Neptune Project are capital expenditures of U.S.$31 million.

In addition, as of December 31, 2008, we held through YPF Guyana Ltd, a wholly owned subsidiary of YPF International, an undivided participating interest of 30% in a Petroleum Prospecting License and Petroleum Agreement in Guyana, with a net surface exploratory area of 3,330 square kilometers.

Exploration and Development

The following table shows the number of wells drilled by us in Argentina, or in which we participated, and the results obtained, for the periods indicated.

	For the Year Ended December 31,
	2008	2007	2006
Gross wells drilled(1)
Exploratory
Oil	3	4	1
Gas	1	2	1
Dry	13	17	17

Total	17	23	19

Development
Oil	529	622	703
Gas	61	75	42
Dry	12	14	12

Total	602	711	757

Net wells drilled(1)
Exploratory
Oil	2	4	1
Gas	1	1	1
Dry	7	12	13

Total	10	17	15

Development
Oil	396	488	580
Gas	43	51	15
Dry	12	13	10

Total	451	552	605

(1)	“Gross” wells means all wells in which we have an interest. “Net” wells means gross wells after deducting interests of others.

The exploration activity in 2008 had two main focuses:

•

Offshore: perforation efforts in shallow water projects began in October 2008 using the Ocean Scepter Jack Up equipment. The first exploratory well was drilled in the GSJM-1 block (which is operated by us, and in which we hold a 67% working interest), without successful results. We also began the perforation of the well Helix x-1 in the E2 block (operated by Sipetrol, and in which we hold a 33.3% working interest). In February 2009, the well drilled proved to be unproductive.

•

Onshore: drilling activity was focused on exploration of remaining areas within production blocks. In terms of seismic acquisition, drilling activity was focused mainly in areas with low exploratory activity so far (Río Barrancas, La Banda and GAN-GAN).

In 2008, a total of 1,357 km2 were subject to three-dimensional seismic testing in areas operated by YPF and 937 km2 in areas operated by other companies (in which YPF participates). Also, 821 km2 were subject to two-dimensional seismic testing in areas operated by other companies (in which YPF participates).

During 2008, 17 exploratory wells were drilled: 11 in the Neuquina basin, three in the Golfo San Jorge basin (one of them offshore), two in the Austral basin and one in the Noroeste basin. Successful wells included Borde Sur del Payún e-4 (crude oil) and Las Flechas x-2001 (crude oil) in the Austral basin.

With respect to production initiatives, we continued to improve our facilities and operating efficiencies at our key oil and gas properties. For example, our U.S.$13 million 6th Stage Low Pressure Compression Project at the Loma La Lata natural gas field, which began in February 2008, will become operational at the end of 2009. The aim of the project is to add compression and align surface facilities to produce wet gas in the Loma La Lata Field in low pressure to mobilize the reserves.

Our key production asset capital improvement projects include a water injection project at Rincón de los Sauces in the Neuquina basin, in the Chihuido de la Sierra Negra field, to mitigate the natural production decline attributable to the maturity of that field (this project is expected to be completed in 2009 at a total cost of approximately U.S.$133 million). In the year ended December 31, 2008, we also repaired 49 wells, drilled 8 new wells to replace collapsed wells and commenced the revamping of the water treatment plant in Chihuido de la Sierra Negra (we invested U.S.$29.9 million in these projects in 2008).

A pilot project study evaluating the Water Alternating Gas (WAG) process in Chihuido de la Sierra Negra has already been completed, concluding that an expansion was not economically feasible. Our current effort is focused on evaluating the Enhanced Oil Recovery (EOR) opportunities by chemical methods (ASP – Alkaly Surfactant Polymer). Delineation and development work has been focused on Manantiales Behr, Cañadón Yatel, Barranca Baya, Desfiladero Bayo, Señal Picada and Cañadón Amarillo. Tight gas opportunities are being evaluated through a pilot project study in the Lajas formation, in the Cupen Mahuida area. Significant work is being devoted to optimizing the secondary waterflooding recovery efforts in Chihuido de la Sierra Negra, Los Perales and Cañadón Seco-Cañadón León.

In block CNQ7A, operated by Petro Andina Resources Inc., in which we have a 50% interest, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanunl Sur and Puesto Pinto Reservoirs has been completed and the development of those reservoirs has begun. In the El Corcobo Norte and Jagüel Casa de Piedra water injection projects have been implemented with good early results. A steam injection pilot project in Puesto Pinto has started.

The pipeline installation from Corcobo Norte to Puesto Hernandez, which will facilitate the transport of crude oil to our refinery in Lujan de Cuyo, replacing the current truck transport to the Medanito Plant has been completed.

In October 2008, eight of our concessions in the province of Neuquén were extended for 10 years (up to the year 2027): Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono and Señal Picada-Punta Barda (100% owned and operated by YPF), and Puesto Hernández (operated by another company, and in which YPF has a 61.55% working interest).

Additionally, the concessions in blocks Aguada Pichana (in which we have a 27.27% working interest) and San Roque (34.11% working interest) were extended for ten years, until 2027.

Our production declines in recent periods are attributable mainly to the continuing maturity of our fields, although work stoppages and pipeline issues have on occasion contributed to production declines and capital project delays. During 2008, a series of labor and community conflicts halted the production of approximately 4.88 million of barrels of oil equivalent. Due to some problems that affected the main pipeline of Magallanes UTE (Unión Transitoria de Empresas) located in the Tierra del Fuego province, oil and gas production was stopped between December 2006 and March 2008. In 2007, our joint venture partner replaced 18.6 km of pipeline (17 km offshore and 1.6 km onshore), which connects the A3 platform and the battery. In addition, 3.7 km of pipeline that links the AM2 and AM3 platforms was replaced. These works, long-delayed by unfavorable weather conditions, were completed in early 2008 and began operating in March 2008, restoring the production of the fields. YPF’s total contribution to this project was U.S.$20.9 million.

We are engaged in efforts, through the Plan de Desarrollo de Activos (asset development program or “PLADA”), to mitigate the decline in our reserves and production by adding reserves through field delineation, and technological enhancements aimed at improving our recovery factors through secondary recovery and geologically-optimized infill drilling. The PLADA initiative started in late 2006, following a rigorous Project Management methodology. During 2008, a total of 44 conceptualization studies were completed in 38 areas of reserves. The updated database of resources now contemplates 479 development opportunities, forming the base for YPF’s strategic planning, to which a significant portion of YPF’s exploration and development budget is dedicated. As of December 2008, our portfolio of projects included 1,400 projects to develop proven, probable and possible exploration and development resources focused mainly on crude oil development and measuring tight gas in the Neuquén basin. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

Reserves

YPF’s proved reserves include the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, under concessions. In each concession, we or the consortium of which we are a part are entitled to the reserves that can be produced over the license period, which may be the life of the field.

Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.

In December 2008, the SEC approved revisions to its oil and gas reporting requirements which will be in effect as of January 1, 2010 and will apply to registration statements filed on or after such date and to annual reports for fiscal years ending on or after December 31, 2009. See Item 5. “Critical Accounting Policies,” for additional information concerning these new oil and gas reporting requirements. YPF is currently evaluating the impact that adopting these revisions will have on its financial statements.

The following table sets forth our estimated proved reserves and proved developed reserves of crude oil and natural gas at December 31, 2006, 2007, and 2008, which are subject to the explanations and qualifications that follow.

	Crude Oil(1)	Gas	Combined(2)
	(mmbbl)	(bcf)	(mmboe)
Proved Developed and Undeveloped Reserves
Reserves as of December 31, 2006(3)	680	4,015	1,396

Revisions of previous estimates(4)	46	319	100
Extensions, discoveries and improved recovery	17	9	19
Production for the year(5)	(120)	(635)	(232)

Reserves as of December 31, 2007(3)	623	3,708	1,283

Revisions of previous estimates(4)	31	(134)	8
Extensions, discoveries and improved recovery	41	132	65
Production for the year(5)	(115)	(607)	(223)

Reserves as of December 31, 2008(3)	580	3,099	1,133

Proved Developed Reserves
As of December 31, 2006	521	2,571	979
As of December 31, 2007	460	2,441	894
As of December 31, 2008	451	2,219	847

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Our proved reserves of crude oil, condensate and natural gas liquids as of December 31, 2006, 2007 and 2008, include approximately 81.2 mmbbl, 74.5 mmbbl and 69.7 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalties, whether payable in cash or in kind, where the royalty owner does not have a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently. Our proved reserves of gas as of December 31, 2006, 2007 and 2008, include approximately 458.9 bcf, 423.1 bcf and 377.4 bcf, respectively, of gas in respect of such royalties. Our combined proved reserves as of December 31, 2006, 2007 and 2008, include approximately 162.9 mmboe, 149.8 mmboe and 136.9 mmboe, respectively, of crude oil, condensate, natural gas liquids and gas in respect of such royalties.

(4)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas proved reserves are considered prospectively in the calculation of depreciation.
(5)	Crude oil, condensate and natural gas liquids production for the years 2007 and 2008 includes approximately 14.5 mmbbl and 13.7 mmbbl, respectively, of crude oil condensate and natural gas liquids in respect of royalties, whether payable in cash or in kind, where the royalty owner does not have a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently. Gas production for the years 2007 and 2008 includes approximately 71.9 bcf and 68.7 bcf, respectively, of gas in respect of such royalties. Combined production for the years 2007 and 2008 includes approximately 27.3 mmboe and 26.0 mmboe, respectively, of oil and gas in respect of such royalties.

Net crude oil, condensate, natural gas liquids and gas proved reserves as of December 31, 2008 were 1,133 mmboe (51% oil, and 49% gas), a 12% decrease compared to net crude oil, condensate, natural gas liquids and gas proved reserves of 1,283 mmboe reported as of December 31, 2007. Excluding production of the year, we added 73 mmboe in proved reserves during 2008.

Changes in our estimated net proved reserves

—	Changes in our estimated net proved reserves during 2008

1.	Revisions of previous estimates

During 2008, our proved reserves were revised upwards by 8 mmboe (an increase of 31 mmbbl of oil and decrease of 134 bcf of gas).

The principal changes to proved reserves have been due to:

•

Law 2,615, which was passed in the province of Neuquén on October 9, 2008, resulted in eight exploitation concession contracts originally awarded to YPF being extended for ten more years (until November 2027). Extended concessions include reserve areas: Chihuido Sierra Negra, Desfiladero Bayo, Puesto Molina, Señal Picada, Piedras Negras-Señal Lomita, El Portón, Puesto Hernández, Filo Morado, Cerro Bandera, Octógono Fiscal and Señal Cerro Bayo. Due to these concession extensions and to reflect year-end economic conditions, 18 mmboe were added as net proved reserves.

•

Better than expected production in some fields has resulted in an increase in proved reserves of 91 mmboe, mainly in the areas Aguada Pichana, Ramos, Los Perales, Lomas del Cuy, Barranca Baya, Desfiladero Bayo and Cerro Fortunoso; while the production response below forecasts for other fields (mainly in Magallanes, Chihuido de la Sierra Negra, Aguaragüe and Puesto Hernández) have resulted in a decrease of 28 mmboe in our proved reserves in Argentina, including dissolved gas adjustments.

•

The result of our development wells was generally below expectations, which contemplated the development of around 60% of the undeveloped proved reserves concerned, and resulted in a downward revision of 34 mmboe in proved reserves. The main field affected was Sierras Blancas in Loma de la Lata, with a reduction of 12 mmboe. In addition, poor results in marginal drilling in Los Perales and Manantiales Behr have resulted in a reduction of 3 mmboe in undeveloped proved reserves.

•	There was a reduction in proved reserves of 19 mmboe due to the cancellation, postponement or modification of development projects, mainly in the San Roque and Aguaragüe fields.

•

The completion of new studies of certain areas has resulted in an increase in proved reserves of 15 mmboe, with the most significant contributions attributable to the free gas study in Los Perales and the oil studies in CNQ7A and Barranca Baya.

•

Due to changes in economic conditions, especially toward the end of the year (falling prices and increasing costs), downward adjustments of 18 mmboe in proved reserves were made in some marginal exploitation areas, including El Manzano, El Medanito, Puesto Molina, Río Mayo, Sarmiento and CAM 2A Sur. In addition, development projects in undeveloped proved reserves which were not economically viable had to be cancelled (particularly in Cañadón Amarillo, Rincón Blanco and Las Manadas), resulting in a reduction of 5 mmboe in proved undeveloped reserves.

•	In the Neptune field in the United States, net reserves have suffered a drop of 4 mmboe due to lower than expected production and the prevailing year-end economic conditions.

2.	Improved recovery

In the CNQ7A area, definition for a secondary recovery project in the El Corcovo Norte reservoir as part of the overall development plan established for the field resulted in the addition of 5 mmbbl of oil to proved reserves based on the successful results of a pilot injection project.

In the rest of Neuquina Basin, proved reserves increased by 9 mmbbl due to the new production and injection wells drilled within the improved recovery projects, mainly in the fields Chihuido de la Sierra Negra, Desfiladero Bayo and Chihuido de la Salina.

In the Golfo de San Jorge basin, 7 mmbbl of proved oil reserves have been added on account of the completion of technical/economic feasibility studies on project extensions scheduled to be implemented between 2009 and 2011.

3.	Extensions and discoveries

Exploratory activities in the Tierra del Fuego UTE were successful with the completion of two exploratory wells: Las Flechas X-2001, located in a low block of the San Sebastián field and Arroyo Gamma Sudeste x-1001 in Los Chorrillos, adding 0.6 mmboe.

Wells drilled in unproved reserves areas in the UNAO (Unidad Argentina Oeste) added 6 mmbbl to proved oil reserves and 30 bcf to gas proved reserves. The activity carried out in Aguada Toledo-Sierra Barrosa accounted for 21 bcf of such total, with the “Lajas Project” contributing 10 bcf of tight gas reserves and 3 bcf of undeveloped proved gas reserves.

In the Golfo San Jorge basin, delineation and offset wells in the vicinity of proved areas (principally in Manantiales Behr, Cañadon Yatel and Barranca Baya) added 7 mmbbl of proved oil reserves with 3 mmbbl in proved undeveloped reserves.

In the Aguaragüe field, 14 net bcf of free gas proved reserves were added due to the start of production in the sidetracks of the wells Ag.xp-1 and Ag.ap-1002.

In the CNQ7A field, 4 net mmbbl of proved oil reserves were added due primarily to extensions generated by drilling activities carried out in the four oil fields that are part of the CNQ7A field.

Internal controls on reserves and reserves audits

All of our oil and gas reserves held in consolidated companies have been estimated by our petroleum engineers. In order to meet the high standard of “reasonable certainty,” reserves estimates are stated taking into consideration additional guidance as to reservoir economic productivity requirements, acceptable proved area extensions, recovery factors and improved recovery methods, marketability under existing economic and operating conditions and project maturity.

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

Estimates of ultimate recovery are obtained by applying recovery factors to the original quantities of petroleum in place. These factors are based on the type of energy inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the reservoir and its production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production are considered in estimating recovery factors used in determining gross ultimate recovery.

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

All proved reserves estimates are also evaluated and tested based on all technical constraints and restrictions, including, but not limited to:

•

For depletion-type reservoirs or other reservoirs where performance has disclosed a reliable decline in production-rate trends or other diagnostic characteristics, reserves are estimated by the application of appropriate decline curves or other performance relationships. In analyzing decline curves, reserves are estimated to the calculated economic limits based on current economic conditions.

•

Reserves on undrilled acreage are limited to those drilling units offsetting productive units that were reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it could be demonstrated with certainty that there was continuity of production from the existing productive formation.

•

The reserves estimated are typically expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from the properties at the year end. Net reserves are defined as that portion of the gross reserves attributable to our interest after deducting interests owned by third parties. In particular, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sales arrangements independently.

•

Historical cost of operations and development of the properties evaluated, as well as product prices, including agreements affecting revenues and future operations, form an integral part of the estimates and form the basis for the economic evaluation for the engineer to assist in its estimates.

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF, and aligned with the control of quality of reserves booking of Repsol YPF. This process to manage reserves booking is centrally controlled and has the following components:

a) The Quality Reserve Coordinator (QRC), which is a professional assigned at each Exploration and Production Business Unit of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. These QRCs are responsible for reviewing proved reserves estimates.

b) A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

c) The Internal Audit, which examines the effectiveness of YPF’s financial controls, designed to assure the reliability of reporting and safeguarding of all the assets and examining YPF’s compliance with the law, regulations and internal standards.

d) A quarterly internal review from the Reserves Control Direction of YPF which is separate and independent from the operating business units, over the movement of proved reserves submitted by the Business Unit and associated with properties where technical, operational or commercial issues have arisen.

e) Booking proved reserves in any given property at any given time requires central authorization. Furthermore, the volumes booked are submitted to a third party reserves engineer for a reserves audit, reserves estimate or reserves review on a periodic basis. The initial selection of the properties for a reserves audit, reserves estimate or reserves review is performed by the Reserves Control Direction with the approval of YPF’s Audit and Control Committee. The properties selected for a reserves audit, reserves estimate or reserves review in any given year are selected on the following basis:

i.	all properties on a three year cycle, and

ii.	recently acquired properties not submitted to a reserves audit, reserves estimate or reserves review in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

The properties to be submitted to a reserves audit, reserves estimate or reserves review in any given year may be modified for various reasons, such as the presence of new technical or production information or legal, tax or regulatory changes.

For those areas submitted to third party reserves engineering, YPF’s proved reserves figures have to be within the lesser of 7% or 10 million boe of the third party reserves engineer’s figures for YPF to declare that the volumes have been ratified by a third party reserves engineer. In the event that the difference is greater than the tolerance, YPF will reestimate its proved reserves to achieve this tolerance level or should disclose the lowest figures.

In 2008, DeGolyer and MacNaughton (“D&M”) audited certain areas operated by us in the Golfo San Jorge basin, and Netherland, Sewell & Associates, Inc. (“NSAI”) audited certain areas operated by us in the Cuyana and Neuquina basins. All these third party audits were performed as of September 30, 2008, and cumulatively covered 12.5% of our proved reserves in Argentina as of that date.

Our total estimated proved reserves as of December 31, 2008 were 1,133 mmboe. As of September 30, 2008, third party reserves audits were performed on fields which, in our estimates as of such date, contained proved reserves of 147 mmboe in the aggregate.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to file annually and by March 31 of every year details of our estimates of reserves of oil and gas and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2008 and the estimates of our proved oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources different to proved reserves that are not included in this annual report, which contains estimates of proved reserves consistent with the SEC’s guidance; and iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a)(2) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

Production

The following table shows our historical average net daily oil (including crude oil, condensate and natural gas liquids) and gas production in Argentina by basin and average sales prices for the years indicated, as well as total average daily oil and gas production.

	For the Year Ended December 31
	2008	2007	2006
	(mbbl/d)
Oil production(1)(2)
Neuquina	187	192	201
Golfo San Jorge	89	101	105
Cuyana	25	27	28
Noroeste	5	5	7
Austral	5	3	5

Total oil production	311	329	346

	(mmcf/d)
Gas production(1)
Neuquina	1,302	1,381	1,392
Golfo San Jorge	104	126	112
Cuyana	3	3	3
Noroeste	167	167	172
Austral	78	60	100

Total gas production	1,655	1,737	1,779

Average sales price
Oil (U.S.$ per barrel)(3)	42.32	44.60	42.65
Gas (U.S.$ per mcf)	2.32	1.67	1.60

(1)	Oil and gas production amounts are stated before making any deductions with respect to royalties. Royalties are accounted for as a cost of production and are not deducted in determining net sales (see Note 2 (g) to the Audited Consolidated Financial Statements).
(2)	Includes crude oil, condensate and natural gas liquids.
(3)	The average sales price per barrel of oil represents the transfer price established by us, which approximates the Argentine market price.

In 2008, crude oil and natural gas production, on a boe basis, decreased by 4.8% compared to 2007. As compared to 2007, crude oil (including condensate and natural gas liquids) production (including production from our foreign operations) decreased by 4.9% in 2008. With respect to natural gas, production (including production from our foreign operations) decreased by 4.6% in 2008 compared to 2007.

The composition of the crude oil produced by us in Argentina varies by geographic area. Almost all crude oil produced by us in Argentina has very low or no sulfur content. We sell substantially all the crude oil we produce in Argentina to our Refining and Marketing business segment. Most of the natural gas produced by us is of pipeline quality. All of our gas fields produce commercial quantities of condensate, and substantially all of our oil fields produce associated gas.

Our lifting cost per boe amounted to Ps.20.8, Ps.15.7 and Ps.11.8 in 2008, 2007 and 2006, respectively. We calculate our lifting costs based on the figures presented in the results of operations of oil and gas producing activities under “Supplemental information on oil and gas producing activities (unaudited)” in the Audited Consolidated Financial Statements. We calculate lifting cost as the quotient of production costs (excluding royalties, local taxes, and other costs) divided by annual production (in terms of boe). In 2008, production costs amounted to Ps.8,394 million, royalties, local taxes, and other costs amounted to Ps.3,767 million, and our annual production was 223 mmboe.

Natural gas transportation and storage capacity

Decree No. 180/2004 created two trust funds to help finance an expansion of the North Pipeline operated by TGN (Transportadora Gas del Norte), whose capacity increased by 1.8 mmcm/d (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by TGS (Transportadora Gas del Sur), whose capacity increased by 2.9 mmcm/d (102.4 mmcf/d) in 2005. Both expansions are currently operating. In 2008, there has been an additional expansion of approximately 67 mmcf/d in the pipelines operated by TGS, and additional works are expected to be completed in 2009.

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

We have utilized natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing natural gas during periods of low demand and selling the natural gas stored during periods of high demand. The gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001.

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

Since 2004 we have had trouble meeting all of our principal contractual supply obligations as a result of export restrictions imposed by the government. See “Item 8. Financial Information—Legal Proceedings—Argentina.” The principal contracts among these are described briefly below.

We are currently committed to supply a daily quantity of 104 mmcf/d to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three 20-year agreements entered into in 1997, 1999 and 2005). In 2010, we are scheduled to begin to supply an additional 21 mmcf/d of natural gas to the plant.

We have a 12-year contract (entered into in 1999 and subsequently modified) to supply 28 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (*-designed capacity with compression plants)), including a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs), a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d), and a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo. We also have an 18-year contract (entered into in 1999) to deliver 99 mmcf/d of natural gas to a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d (*)) connecting Loma La Lata (Neuquén, Argentina) with Chile. Finally, in Chile we also have natural gas supply contracts with certain thermal power plants in northern Chile utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each (*)) connecting Salta, Argentina, to Northern Chile (Región II).

In Brazil, we had entered into a 20-year supply contract (in 2000) to provide 99 mmcf/d of natural gas to AES’s thermal power plant through pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a capacity of 560 mmcf/d (*)). We also have a contract to supply Petrobras with natural gas for its planned natural gas pipeline from Uruguayana to Porto Alegre, although the project has been delayed as a result of the excess of energy currently offered in the Southern and South-eastern parts of Brazil. See “Item 8. Financial Information—Legal Proceedings—Argentina—Alleged defaults under natural gas contracts—Innergy, et al” and “—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

Because of certain Argentine government’s restrictions (See “—The Argentine natural gas market,” below), we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements. As a result of actions taken by the Argentine authorities, through measures described in greater detail under “Item 4. Information on the Company—Regulatory Framework and Relationship with Argentine Government,” we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs MCV
	(mmcm)	(mmcm)
2006	6,015.1	1,240	20.6%
2007	5,979.1	3,682	61.6%
2008	5,995.5	3,473	57.9%

(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,563 bcf in 2008. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.2 million as of December 31, 2008. The domestic natural gas market has grown significantly over recent years, driven by the forces of economic growth and domestic price and export constraints, although we do not believe that the natural gas market will continue to grow at the same rate as it has recently done so.

In 2008, we sold approximately 31% of our natural gas to local residential distribution companies, approximately 65% to industrial users (including Compañía Mega S.A. (Mega) and Profertil S.A. (Profertil)) and power plants, and approximately 3% in exports to foreign markets (principally Chile). Approximately 81% of our natural gas sales were produced in the Neuquina basin. During 2008, our domestic natural gas sales volumes were 5% less than those in 2007, due to a lower consumption of residential markets because of milder winter temperatures.

Demand for natural gas has been driven by domestic constraints on natural gas prices that commenced in 2002 following the currency devaluation, which created very low prices for natural gas as compared to alternative fuels. Consequently, demand for natural gas has soared.

In January 2004, Decree No. 181/04 authorized the Argentine Secretariat of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. Subsequently, the Argentine government has taken a number of additional steps aimed at satisfying domestic natural gas demand, including pricing regulations, export controls and higher export taxes and domestic market injection requirements. See “Item 4. Information on the Company—Regulatory Framework and Relationship with Argentine Government.”

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

These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. Exporting producers, such as us, have no choice but to comply with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. The above-mentioned Resolutions provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

The Argentine government began suspending natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the Argentine government began issuing injection orders to us under Resolution No. 659. Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. The regulations pursuant to which the Argentine government has restricted natural gas export volumes in most cases do not have an express expiration date. Likewise, we have not received any documentation indicating that the Argentine government will suspend or withdraw these actions. Accordingly, we are unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will affect additional volumes of natural gas.

In June 2007, we were compelled pursuant to Resolution No. 599/07 of the Argentine Secretariat of Energy to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have signed the Agreement 2007-2011, such as us, would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon such producers’ shares of total Argentine production for the 36 months prior to April 2004. For this period, our share of production was approximately 37%, or 37 mmcm/d. The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment.

In September 2008, the Argentine Secretariat of Energy, through Resolution No. 1070, increased the price of natural gas for certain regulated segments, including the residential, NGV (Natural Gas Vehicle) and power plant segments, with part or all of the proceeds of the increases to be paid into a fiduciary fund to subsidize the price of LPG consumed by lower income customers. Additionally, Resolution No. 1417 (December 2008) increased the price of natural gas for the residential segment with highest energy consumption rates, as defined under such Resolution. Pursuant to the Resolution, such increase in prices is effective with respect to consumption since November 2008.

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 77% as of December 31, 2008), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since 1993, local pipeline companies have added capacity allowing for approximately an additional 66 mmcm/d of natural gas to be provided, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to solve the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments (executed on June 29, 2006) provides that the natural gas imports from Bolivia to Argentina are managed by ENARSA. The Framework Agreement establishes a 20-year delivery plan of between 7.7 and 27.7 mmcm/d of Bolivian gas to Argentina. The delivery of volumes exceeding 7.7 mmcm/d is subject to the construction of the North East Pipeline, with an expected capacity of 20 mmcm/d. The agreed upon price was approximately U.S.$10.35/mmBtu in December 2008 (approximately U.S.$7.84/mmBtu in March 2009), and is periodically adjusted according to a formula based upon a basket of fuels. The increased cost of the natural gas purchased pursuant to the Framework Agreement is currently absorbed by ENARSA and financed by the Argentine government with the collection of export duties on natural gas. In the context of the Framework Agreement, on April 25, 2007, we accepted the offer made by ENARSA for the sale of natural gas obtained by ENARSA from the Republic of Bolivia through December 31, 2009. The principal terms and conditions of our agreement with ENARSA are as follows: (i) maximum contracted quantity of up to 4.4 mmcm/d; (ii) annual take-or-pay quantity equal to 80% of the maximum contracted quantity; (iii) price of U.S.$1.6/mmBtu for the natural gas (subject to monthly adjustments from January 2009), plus U.S.$0.237/mmBtu for the liquid components contained therein; (iv) price adjustments may be made at any time in relation to changes in the Argentine government’s compensation to ENARSA; and (v) limited allowed curtailments or interruptions of supply due to operative conditions and scheduled maintenance. This agreement is effective through December 31, 2009. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—The cessation of natural gas deliveries from Bolivia may have a material adverse effect on our long-term natural gas supply commitments.”

In 2008, YPF, jointly with ENARSA, contracted a regasification ship to operate in the Bahía Blanca Port using a ship-to-ship process for the conversion of liquefied natural gas (LNG) into its gaseous form. Once converted, the natural gas is injected into a newly built pipeline linking to the national network. As a result, an additional supply of up to 8 mmcm/d of natural gas to the Argentine market was provided during the peak demand period.

Other investments and activities

Natural gas liquids

We participated in the development of Mega to increase its ability to separate liquid petroleum products from natural gas. Mega allowed YPF, through the fractionation of gas liquids, to increase production at the Loma La Lata gas field by approximately 5.0 mmcm/d in 2001.

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

Mega’s LPG production is acquired by Petrobras pursuant to the sale contract executed between Petrobras and Mega in 1999 (the “LPG Contract”), which defines the LPG sale price in relation to the Mont Belvieu quotation. In 2005, Petrobras requested Mega to review the price of the LPG Contract since it considered that the Mont Belvieu quotation had departed from other quotations and become more expensive and, therefore, alleged that such variation in the quotations was a case of hardship. Mega did not agree with that request and, pursuant to the terms of the LPG Contract, the parties appointed an expert, Purvin & Gertz, whose final report was issued in 2006 concluding that it was not a case of hardship. In 2008, Petrobras brought an arbitration claim against Mega regarding this matter, requesting a compensation of U.S.$91 million and the amendment of the LPG Contract with respect to future transactions in a way that would reduce the Mont Belvieu quotation and transform such long term contract into a spot contract. As of the date of this annual report, the proceedings are in an advanced state and it is expected that a final resolution will be issued in July or August 2009. Mega’s legal advisors believe that there is no case of hardship and that the claim brought by Petrobras is likely to be unsuccessful.

Electricity market – generation

We participate in three power stations with an aggregate installed capacity of 1,622 megawatts (“MW”):

•	A 45% interest in Central Térmica Tucumán (410 MW combined cycle) through Pluspetrol Energy Sociedad Anónima (“Pluspetrol Energy”);

•	A 45% interest in Central Térmica San Miguel de Tucumán (370 MW combined cycle) through Pluspetrol Energy;

•	A 40% interest in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines), directly and through Inversora Dock Sud S.A.

Additionally, we operate assets that are part of Filo Morado, which has an installed capacity of 63 MW.

In 2008, these plants collectively generated approximately 8,971 GWh in the aggregate.

We also own and operate power plants supplied with natural gas produced by us, which produce power for use by us in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW);

•	The power plant located at the Plaza Huincul refinery (40 MW).

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2008, Metrogas distributed approximately 22.9 mmcm of natural gas per day to 2 million customers in comparison with approximately 23.8 mmcm of natural gas per day distributed to 2 million customers in 2007.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange was completed, YPF Inversora Energética would hold a 31.7% stake in GASA. The agreement was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”), and the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) and was subject to their approval as condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if, the closing of the debt restructuring had not occurred, by December 7, 2006. The MRA obtained ENARGAS’ approval but the CNDC’s approval is pending. On May 15, 2008, certain holders of the bonds communicated to YPF Inversora Energética that they were terminating the MRA. After the termination of the MRA and until this date, three different entities claiming to be holders of GASA bonds, have started three different judicial proceedings against GASA aiming to collect a total of U.S.$37 million, including interests and fees. On April 1, 2009, GASA received a note from the BASE mentioning that a bankruptcy petition against GASA brought by one of GASA’s creditors before a commercial tribunal in Buenos Aires had come to the BASE’s attention. On May 11 2009, GASA has been formally notified of such bankruptcy petition. On May 19, 2009 GASA filed a voluntary reorganization petition (“Concurso preventivo”), which was approved on June 8, 2009.

At the same time, Metrogas has reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process was to modify certain terms and conditions included in its outstanding loans and negotiable agreements by adjusting interest rates and the amortization period so as to align them with the expected cash flow required for repayment of the indebtedness. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness, which became effective in May 2006. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos or “UNIREN”), including a limited tariff increase that is intended to fund certain projects that Metrogas is required to undertake. The government has approved this agreement and it has been published in the Official Gazzette on April 14, 2009. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Metrogas’ financial condition continues to deteriorate due to the delay in the license and tariff renegotiation process with the Argentine Government. If the new tariffs charts, including the increase in distribution tariffs agreed in the Transitional Agreement signed with the UNIREN in October 2008, are not issued by the second half of 2009, Metrogas is likely to face financial difficulties that could lead to the suspension by it of payments on its outstanding indebtedness.

As of December 31, 2008, YPF had an allowance for the total value of its investment in YPF Inversora Energética.

Refining and Marketing

During 2008, our Refining and Marketing activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

The Refining and Marketing segment is organized into the following divisions:

•	Refining and Logistic Division;

•	Refining Division

•	Logistic Division

•	Trading Division

•	Domestic Marketing Division; and

•	LPG General Division.

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2008, our crude oil production, substantially all of which was destined to our refineries, represented approximately 78% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 barrel-per-calendar-day refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our refineries for each of the three years ended December 31, 2008, 2007 and 2006:

	For the Year Ended December 31,
	2008	2007	2006
	(mmbbl)
Throughput crude/Feedstock	120.6	122.0	118.1
Production
Diesel fuel	46.1	46.9	47.7
Gasoline	31.4	32.6	31.1
Jet fuel	6.1	6.1	5.7
Base oils	1.5	2.0	2.8

	(thousands of tons)
Fuel oil	2,163	2,132	1,548
Coke	875	919	929
LPG	554	607	595
Asphalt	148	201	186

In 2008, overall volumes of crude oil/feedstock processed decreased by 3.8% compared with 2007 due to major overhauls at our Luján de Cuyo and La Plata refineries, and sales volumes in foreign markets decreased 8.8% compared with 2007. In 2008, refinery capacity utilization reached over 100%, as in 2007.

In 2007, overall volumes of crude oil/feedstock processed increased by 3.3% compared with 2006, and sales volumes in foreign markets decreased 4.5% compared with 2006. In 2007, refinery capacity utilization reached over 100%, compared with 98.4% in 2006.

The La Plata refinery is the largest refinery in Argentina, with a capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit, an FCC (Fluid Cracking Catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. In 2008, the refinery processed approximately 192,600 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for 2008 was 0.1% higher than in 2007. The capacity utilization rate at the La Plata refinery for 2007 was 7.4% higher than in 2006. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

In September 2003, we commenced the construction of a new FCC naphtha splitter and a desulfuration unit in the La Plata refinery, and in 2004, we commenced the construction of a new naphtha splitter in the Luján de Cuyo refinery. Both projects, which were completed during 2006, have allowed us to meet higher technical requirements imposed by legislation in Argentina that limit the level of sulfur in fuels (gasoline). In 2006, we began revamping the FCC unit in the La Plata refinery and it was finished in August 2008. This project allows us to process reduced crude for the first time in order to increase the production of gasoline and diesel.

The Luján de Cuyo refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units. In 2008, the refinery processed approximately 103,800 barrels of crude oil per calendar day. In 2008, the capacity utilization rate was 2.4% lower than in 2007, due to maintenance overhauls. In 2007, the capacity utilization rate was 2.5% lower than in 2006. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 88.2% of the crude oil processed at the Luján de Cuyo refinery is produced by us. Most of the crude oil purchased from third parties comes from oil fields in Neuquén or in Mendoza.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. In 2008, the refinery processed approximately 27,600 barrels of crude oil per calendar day. In 2008, the capacity utilization rate was 1.6% higher than in 2007. In 2007, the capacity utilization rate was 4.9% higher than in 2006. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2008, 28% of the refinery’s crude supplies were purchased from third parties.

In 2008, we began the construction of tanks and facilities for the reception and blending of biodiesel in order to facilitate compliance in the future with new specifications for diesel fuel as established pursuant to Law 26,093. See “—Domestic Marketing Division.”

During 1997 and 1998, each of our refineries and our Applied Technology Center were certified under ISO (International Organization for Standardization) 9002 and ISO 14000 (environmental performance) and were recertified under ISO 9001 (version 2000) in 2003.

Capital expenditures in 2008 for efficiency and environmental projects and other improvements at the three refineries amounted to U.S.$100.3 million.

Logistic division

Crude oil and products transportation and storage

We have available for our use a network of five major pipelines, two of which are wholly owned by us. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of approximately seven mmbbl and maintain terminal facilities at five Argentine ports.

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (barrels per day)
Puesto Hernández	Luján de Cuyo Refinery	100%	528		85,200	(3)
Puerto Rosales	La Plata Refinery	100%	585		316,000
La Plata Refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	(4)	428	(2)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	This pipeline ceased operating on December 29, 2005.
(3)	The incorporation of new pumps in 2007 allowed an increase in the pumping volume of the Puesto Hernandez-Luján de Cuyo pipeline.
(4)	We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operated the Argentine portion of the pipeline, and a 18% interest in Oleoducto Transandino Chile S.A., which operated the Chilean portion of the pipeline.

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

As of December 31, 2008, we held, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest in the 428-kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The assets related to this pipeline were reduced to their recovery value.

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

Capital expenditures in 2008 for efficiency and environmental projects and other improvements at the logistic division amounted to U.S.$10.4 million.

Trading division

Our Trading Division sells crude oil and refined products to international customers and oil to domestic oil companies. Sales to international customers for the years 2008 and 2007 totaled Ps.5,916 million and Ps.4,664 million, respectively, 84% and 90% of which, respectively, represented sales of refined products, 5% and 2% of which, respectively, represented crude oil deliveries and the remaining 11% and 8% of which, respectively, represented sales of marine fuels. On a volume basis, in 2008 and 2007 sales consisted of 2.02 million and 2.68 mmbbl of crude oil, 17.8 million and 14.7 mmbbl of refined products and 1.93 million and 1.42 mmbbl of marine fuels, respectively. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, LPG, light naphtha and virgin naphtha. This Division’s export sales are made principally to the United States and Brazil. Domestic sales of crude oil reached Ps.377 million and Ps.438 million and 2.7 mmbbl and 3.45 mmbbl in the years 2008 and 2007, respectively. Domestic sales of marine fuels, reached Ps.379 million and Ps.255 million and 1.5 and 1.3 mmbbl in 2008 and 2007, respectively.

Domestic marketing division

Through our Marketing Division, we market gasoline, diesel fuel, LPG and other petroleum products to retail and wholesale customers. We also sell convenience food products through our service stations, although such sales do not account for a material amount of our revenues.

In 2008, retail, wholesale, lubricants and specialties and aviation sales reached Ps.19,800 million, representing 70.6% of the Refining and Marketing segment’s consolidated revenue, with Ps 9,645 million generated by retail customers.

As of December 31, 2008, the Marketing Division’s sales network in Argentina included 1,642 retail service stations (compared to 1,692 at December 31, 2007), of which 94 are directly owned by us, and the remaining 1,548 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”) (a wholly owned subsidiary of ours), operates 165 of our retail service stations, 77 of which are directly owned by us, 25 of which are leased to ACA (Automovil Club Argentino), and 63 of which are leased to independent owners. Additionally, we have a 50% interest in Refinor, which operates 71 retail service stations, one of which are directly owned by Refinor. We will continue our efforts to eliminate nonstrategic existing stations, and dealer-operated stations which do not comply with the level of operational efficiency that we require.

We estimate that, as of December 31, 2008 and as of December 31, 2007, our points of sale accounted for 30.9% and 31.1% of the Argentine market, respectively. In Argentina, Shell, Petrobras and Esso are our main competitors and own approximately 15.2%, 12.8% and 10.5%, respectively, of the points of sale in Argentina, according to the latest information available to us. During 2008, we believe all oil companies decreased the number of their points of sales.

During 2008, we slightly increased our market share in the diesel fuel and gasoline markets from 54.6% to 55%, according to our analysis of data provided by the Argentine Secretariat of Energy.

The “Red XXI” marketing program, launched in October 1997, which has significantly improved operational efficiency and provides us with immediate performance data from each station, is aimed at connecting most of our service stations network. As of December 31, 2008, 1,467 stations were linked to the Red XXI system.

In 2007, we launched the Escuela Comercial YPF (YPF Business School), which focuses on performance, employability, operational excellence and customer satisfaction. In 2008, we worked to give the YPF Business School greater regional and thematic focus. The YPF Business School is aligned with our business strategy to promote a sense of belonging and common vision shared by all the members of our business chain. During 2008, we complemented its global approach with the development of more specific content, focusing on particular areas of our business. In 2008, the YPF Business School carried out 1,011 courses, visits to service stations and other business development-related activities, involving 1,832 of our employees or business partners (owned and branded service stations and distributors).

We began an ISO 9001 certification process involving our gas station network in 1998. Currently, we allow each gas station operator to certify its management system. YPF-owned service stations have been certified under ISO 9001 and 14000 standards for the past ten years, and a small number of such service stations have been certified under OHSAS 18001 and ISO 22000 in the past three years.

YPF-owned service stations have replaced ISO standards with a self-certification quality standards model which is expected to encourage our network of affiliated service stations operators to adopt as an operating model. This model was under development in 2008 and will begin to be phased in throughout in the YPF-owned service stations network in 2009.

Our sales to the agricultural sector are principally conducted through a network of 117 distribution bases operated by 104 distributors (eight of which are owned by us). Sales to transportation, industrial, utility, and mining sectors are made primarily through our direct sales efforts. The main products sold in the domestic wholesale market include diesel fuel and fuel oil.

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

During 2008, our lubricants and specialties sales to domestic markets increased by 19% from Ps.1,335 million in 2007 to Ps.1,586 million in 2008. We export lubricants to 20 countries, including the United States. Sales to export markets increased by 40% from Ps.234 million in 2007 to Ps.327 million in 2008. During 2008, total lubricants sales increased by 26%, total asphalt sales decreased by 5% and total derivatives sales increased by 26%.

In a market of increasing costs, the strategy of differentiation followed by our lubricants and specialties unit allowed it to maintain its position of leadership in the Argentine market despite experiencing a slightly decreased market share, from 36.4% in 2007 to 36.2% in 2008. Lead domestic automotive manufacturers Ford, Volkswagen, Scania, Seat, Porsche and General Motors, which represent more than 60% of the automotive industry in Argentina, exclusively use and recommend YPF-branded lubricant products.

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

Continuing with our commitment to the environment and the development of alternative fuels, the Bioenergy Program 2007-2010 has completed its first full year of activity. This nationwide research and development program is being developed together with a university and other official entities with the objective of developing alternative crops to be used in the production of biofuels, thereby also promoting development in regional economies in Argentina.

LPG general division

Production

We are one of the largest LPG producers in Argentina, with a yearly production of 554,899 tons in 2008 (not including production of LPG destined for petrochemical usage).

We also have a 50% interest in Refinor, a jointly-controlled company, which produced 310,160 tons of LPG in 2008.

The LPG division obtains LPG from natural gas processing plants and from its refineries and petrochemical plant. It also purchases LPG from third parties as detailed in the following table:

Purchase (tons)
2008
LPG from Natural Gas Processing Plants:(1)
General Cerri	24,255
Filo Morado	23,635
El Portón	144,408
San Sebastián	17,725

Total Upstream	210,024

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	210,272
Luján de Cuyo Refinery	115,077
Ensenada Petrochemical Plant	19,526

Total Refineries & Petrochemical Plants(2)	344,875

LPG purchased from jointly controlled companies:(3)	105,272

LPG purchased from unrelated parties	36,970

Total	697,141

(1)	The San Sebastian plant is a joint-venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement. Filo Morado comprises assets that are operated by us.

(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).

(3)	Purchased from Refinor.

LPG marketing

We sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG general division does not directly supply the retail market and such market is supplied by Repsol YPF Gas, which is not a YPF company.

Our LPG sales for the years 2008 and 2007 can be broken down by market as follows:

	Sales
	2008	2007
	(tons)
Domestic market
Retail to related parties under common control	246,210	245,429
Other bottlers/propane network distributors	93,116	106,608
Other wholesales	91,775	101,877

Foreign market/exports
Exports	248,420	247,115

Total sales	679,521	701,029

Total sales of LPG (excluding LPG used as petrochemical feedstock) to all markets (domestic and foreign markets combined) were Ps.967 million and Ps.889 million in 2008 and in 2007, respectively.

Chemicals

In 2008 and 2007, our revenues from chemical sales were Ps.3,923 million and Ps.3,455 million, respectively, and our operating income of the Chemicals segment was Ps.1,178 million and Ps.500 million, respectively.

In 2008, operating income reached historical highs, mainly due to a significant increase in margins during the first three quarters, and maximum benefits of synergies with Exploration and Production and Refining activities.

Petrochemicals are produced at our petrochemical complexes in Ensenada and Plaza Huincul, as well as in Bahía Blanca, where Profertil’s petrochemical complex is located.

Our petrochemical production operations in Ensenada are closely integrated with our refining activities (La Plata Refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacity per year are as follows:

Capacity
(tons per year)
Ensenada:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000

Capacity
(tons per year)
Bahía Blanca(1):
Ammonia/Urea	933,000

(1)	Corresponds to our 50% interest in Profertil.

Natural gas, the raw material for methanol, is supplied by our upstream unit. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the petrochemical and the upstream units.

We also use high carbon dioxide-content natural gas in our methanol production, allowing us to keep our methanol plant working at 50% of its production capacity during the winter period.

The raw materials for petrochemical production in Ensenada, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2008 and 2007, 48% and 58% respectively, of our petrochemicals sales were made in the export market. Petrochemicals exports are destined to Mercosur countries, Latin America, Europe, and the United States.

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

Our Methanol plant was certified under ISO 9001 (version 2000) in December 2001, under ISO 14001 (Version 2000) in October 2007 and OHSAS 18001 in December 2008.

Repsol YPF’s presence has strengthened our position in the global markets, improving our access to these markets due to a better negotiating position derived from Repsol YPF’s ability to offer a more complete portfolio of products and a sales force of its own, now located in regions previously served only by distributors.

Research and Development

We have a research and development facility in La Plata, Argentina, which works in cooperation with research and development activities of Repsol YPF. To carry out research and development programs of mutual interest, Repsol YPF maintains different cooperation agreements with universities, companies and other technological centers, both public and private. In 2008, Repsol YPF spent more than U.S.$17 million under these agreements.

Repsol YPF participates actively in the research and development programs sponsored by different government administrations, taking part during 2008 in 24 projects sponsored by the Spanish Administration and in 7 European Union projects.

The research and development projects and activities apply to the entire value chain of the business – including exploration of new deposits of crude or gas, extraction and conditioning for transportation, transformation and manufacture of products at industrial complexes, and distribution to the end customer. Repsol YPF’s two technology centers, one in Spain (Móstoles) and another in Argentina (La Plata), together employ a total of 450 people. In 2008, the Repsol YPF Technology Unit allocated U.S.$108 million to the activity, to which another U.S.$13 million were added in projects executed through the business units.

In the Hydrocarbon Exploration and Production area, Repsol YPF, in consortium with universities and other companies in the industry, is developing new seismic technologies aimed at improving the analysis and interpretation of seismic images. R&D is also directed at improving recovery technologies through the improvement of the recovery factor of oil and gas from mature fields in decline. Repsol YPF also develops and adapts technologies to improve the production of non conventional hydrocarbons (both for heavy and extra-heavy crudes as well as for gas trapped in low permeability fields) and to improve production in offshore fields.

In Petroleum Product Refinery and Marketing, the technology unit provides specialized technological support for the refineries, allowing the refineries to obtain the best quality gasolines and diesel oils beyond international regulatory requirements, while trying to maximize operating margins on a sustainable basis, complying with environmental requirements and promoting energy efficiency. In addition, new products are being developed, such as better-performing vegetable based biofuels, lubricants and asphalts that have been adapted to new environmental standards.

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

Environmental Matters

YPF—Argentine operations

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects, the more significant of which are discussed below. We cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future by us, including for the installation and operation of systems and equipment for remedial measures, and could affect our operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other liabilities.

In 2008, we continued to make investments in order to comply with new Argentine fuel specifications that are scheduled to come into effect gradually between 2008 and 2016, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In addition, we have completed basic engineering packages and begun detailed engineering studies for the construction of diesel fuel oil desulfuration units at La Plata and Luján de Cuyo refineries. These projects have been delayed due to the postponement of the implementation of the fuel specification regulations, but will be have to be completed by July 2012. Construction strategies oriented to meet the July 2012 deadline are already outlined. Additionally, in La Plata Refinery, an FCC Naphtha Hydroteater unit to reduce sulphur in gasoline was completed in 2007 and begun operating in 2008, and a basic engineering package has been developed for the construction of a similar unit at Lujan de Cuyo Refinery.

The basic engineering packages and detailed engineering studies for projects related to biofuels, such as the addition of bioethanol and FAME to gasoline, were developed during 2008. These projects will enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

We have approved a plan which contemplates total investments of approximately U.S.$795 million between 2009 and 2012 to comply with the above-mentioned motor fuels quality environmental specifications.

At each of our refineries, we are performing, on our own initiative, remedial investigations and feasibility studies and pollution abatement projects, which are designed to address liquid effluent discharges and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in our upstream and downstream operations.

In addition to the projects related to the new fuel specification standards mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production and Refining and Marketing and Chemical segments.

Capital expenditures for those environmental projects associated with the Refining and Marketing segment during 2008 were approximately U.S.$62 million. The primary projects at La Plata that were started in 2007 and continued during 2008 include the installation of separation and water treatment systems to replace existing systems, air pollution control devices, hydrocarbon recovery systems, double bottoms in several tanks and site remediation. In addition, during 2008, through the facility upgrade program, various equipment at certain gasoline stations was replaced by new and safer technologies, such as double wall tanks, and hot oil furnaces were replaced by gas boilers.

Capital expenditures associated with domestic Exploration and Production environmental projects during 2008 were approximately U.S.$144 million and included expenditures relating to Health Safety Environment management systems, waste management, remediation of well sites, tank batteries’ integrity and remediation of oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

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

In 1991, we entered into an agreement (Convenio de Cooperación Interempresarial, or “CCI”) with certain other oil and gas companies to implement a plan to reduce and assess environmental damage resulting from oil spills in Argentine surface waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consultation on technological matters and mutual assistance in the event of any oil spills in rivers or at sea due to accidents involving tankers or offshore exploration and production facilities.

Regarding climate change, as a part of Repsol YPF Group, YPF has actively contributed to the Group’s climate change strategies since 2002. Within the Group’s efforts on climate change, YPF is working on the following:

•	actively promoting the identification and pursuit of opportunities to reduce greenhouse gas emissions within our operations;

•

intensifying the execution of internal projects for generating credit by the clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	collaborating with competent authorities, in particular the Argentine Clean Development Mechanism Office (“OAMDL”);

•

in July 2007, the United Nations Clean Development Mechanism Executive Board approved the methodology proposed by YPF for the recovery of waste gases from refinery flares, based on a project that is being developed at La Plata Industrial Complex. With its approval, the AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities” may serve as a reference for other companies in the sector;

•	verifying the CO2 inventory of the Ensenada Industrial Complex under the ISO 14064 Standard. To date, YPF has received a Preliminary Verification Report from Lloyd’s Register Quality Assurance.

Our estimated capital expenditures and future investments are based on currently available information and on current laws, and new information or future changes in laws or technology could cause a revision of such estimates. In addition, while we do not expect environmental expenditures to have a significant impact on our future results of operations, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to our financial position, and may affect results of operations in any given year.

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

There are several classes of property which we do not own in fee. Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2008, we leased 88 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

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

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out through exploration permits, production concessions, exploitation contracts or partnership agreements. The Hydrocarbons Law also permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization of the Argentine Secretariat of Energy and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information obtained as a result of surface reconnaissance must be provided to the Argentine Secretariat of Energy and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

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

According to the Hydrocarbons Law, holders of production concessions, including us, also are required to pay royalties to the province where production occurs. A 12% royalty is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and the natural gas volumes commercialized. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

Considering, among other things, that as a result of Resolution 394/2007 of the Ministry of Economy and Production, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for calculation of royalties, the Argentine Secretariat of Energy passed Disposition No. 1, which sets a minimum reference price for the calculation of royalties and does not permit downward adjustments of this price based upon the quality of crude oil. As of the date of this annual report, we have negotiated with certain third parties sale prices of crude oil that we have used as the basis for calculating and paying royalties according to the methodology set forth in the Hydrocarbons Law.

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

Furthermore, pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. Executive Decree No. 1,454/07, dated October 17, 2007, which significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the provinces in which the hydrocarbon fields are located or, in the case of offshore and certain other fields, to the Argentine government. In all cases, the surface fee increased by at least eight times, although the effect of this increase has not been material to us due to the relatively low sums involved.

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

The Hydrocarbons Law further provides that a cure period, of a duration to be determined by the Argentine Secretariat of Energy and/or the competent provincial authorities, must be provided to the defaulting concessionaire prior to the termination.

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

Certain of our production concessions expire in 2017. The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law provides that applications must be submitted at least six months prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

On March 16, 2006, the Argentine Secretariat of Energy issued Resolution S.E. No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules. See “Item 4. Information on the Company—Exploration and Development—Reserves.”

Extension of Exploitation Concessions in the province of Neuquén

i.	Agreement with the province of Neuquén in the year 2008. In September 2008, pursuant to the notice provided to companies holding exploitation concessions by the province of Neuquén, through Provincial Decree No. 822/08, YPF entered into a memorandum of agreement and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of the exploitation concessions identified below, which was to become effective upon its approval by the Legislature of the province of Neuquén.

In October 2008, Provincial Act No. 2615 approved the Memorandum of Agreement, which was enacted by Provincial Executive Decree No. 1830/08, and was published in Official Gazette No. 3109 of the province of Neuquén.

The principal terms of the Memorandum of Agreement entered into by YPF and the province of Neuquén are described below:

•	Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernández.

•

Extension of concession terms: exploitation concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term; therefore, they will expire on November 14, 2027.

•

Pursuant to Provincial Decree No. 822/08, YPF has undertaken to do the following upon the execution of the Memorandum of Agreement: (i) to make, on the date specified in the Memorandum of Agreement, initial payments of U.S.$109 million, U.S.$26 million, and U.S.$40 million, to be applied to different accounts of different provincial agencies; (ii) to pay the province of Neuquén an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income due to lower export duties or if YPF actually received a higher price for the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$3,200 million until 2027, as stipulated in the Memorandum of Agreement, on the exploitation concessions that constitute the subject-matter of the mentioned Memorandum of Agreement; and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of U.S.$20 million in the years 2008, 2009 and 2010. The purpose of such contributions is to contribute to the development of the province of Neuquén in terms of education, environment, health, culture, science and research and community development.

ii.	Agreement with the province of Neuquén regarding Aguada Pichana and San Roque Concessions. In addition, in January 2009, YPF, jointly with Total Austral S.A., Pan American Energy LLC Sucursal Argentina and Wintershall Energía S.A. entered into a memorandum of agreement with the province of Neuquén, to extend until 2027 the term of Aguada Pichana and San Roque concessions. In March 2009, such memorandum was approved by all parties. The parties also agreed to the following: (i) to make a total initial payment of U.S.$88.3 million, with each company paying a share that is pro rata to its working interest in the area (YPF is to pay U.S.$26.3 million based on its interest); (ii) to pay the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved and to make additional adjustments to royalty payments of up to 3% in the event of “extraordinary income” as defined in the agreement (the additional adjustments to royalty payments are incremental and are contingent upon the average price of oil and diesel, as charged by YPF, being above certain specified thresholds during a given period); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$883 million through 2027; and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of U.S.$10.1 million (YPF is to pay U.S.$3.0 million based on its interest).

iii.

Agreement with the province of Neuquén regarding Lindero Atravesado Concession. In May, 2009, YPF, jointly with Pan American Energy LLC Sucursal Argentina entered into a memorandum of agreement with the province of Neuquén, to extend until the year 2026 the term of Lindero Atravesado Concession. In June 2009, the memorandum was approved by all parties. The parties also agreed to the following: (i) to make a total initial payment of U.S.$7.8 million, with each company paying a share that is pro rata to its working interest in the area (YPF is to pay U.S.$2.9 million based on its interest); ii) to pay the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved and to make additional adjustments to royalty payments of up to 3% in the event of “extraordinary income” as defined in the agreement (the additional adjustments to royalty payments are incremental and are contingent upon the average price of oil and diesel, as charged by YPF, being above certain specified thresholds during a given period); iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$131.9 million through 2026; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of U.S.$0.9 million (YPF is to pay U.S.$0.3 million based on its interest). Notwithstanding the approval of the memorandum by the province of Neuquén, it will become effective with the publication of a Decree of the province. As of the date of this annual report, such publication is still pending.

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

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us are currently exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Resolutions Nos. 659 and 752 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “—Market Regulation—Natural gas export restrictions and domestic supply preferences.”

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

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

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

Refining

Crude oil refining activities conducted by oil producers or others are subject to the prior registration of oil companies in the registry maintained by the Argentine Secretariat of Energy and compliance with safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections.

In January 2008, the Argentine Secretariat of Domestic Commerce issued Resolution No. 14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

Executive Decree No. 2014/2008 of November 25, 2008, created the “Refining Plus” program to encourage the production of diesel fuel and gasoline. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulations of the program. Refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity, whose plans are approved by the Argentine Secretariat of Energy, will be entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production.

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

Furthermore, the Oil Deregulation Decrees expressly required the executive branch to give twelve months’ notice of any future export restrictions. Notwithstanding the above provisions, certain subsequently-enacted Resolutions (Resolution S.E. 1679/04, Resolution S.E. 532/04 and Resolution of the Ministry of Economy and Production 394/2007) have modified the aforementioned price mechanism, resulting, in certain cases, in prices to producers below the levels described above.

Production of crude oil and reserves

Executive Decree No. 2014/2008 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulations of the program. The program entitles production companies, whose plans are approved by the Argentine Secretariat of Energy, which increase their production and reserves within the scope of the program, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production.

Refined products

In April 2002, the Argentine government and the main oil companies, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Fuel (Convenio de Estabilidad de Suministro de Gas Oil) was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between the fixed price and the market price through export duty credits. This agreement was extended through August 31, 2002. Through new price-stabilization agreements, the subsidy was extended through June 30, 2005 and the fixed price was increased up to Ps.0.82 per liter. After June 25, 2005, the price paid by transporters was reduced to Ps.0.42 for local public transportation and to Ps.0.62 for the rest of public transportation. Subsequently, the price paid by urban and suburban transporters was increased, up to Ps.0.55 per liter, the price for the rest of public transportation remaining at Ps.0.62. In March 2008, Executive Decree No. 449/2008 empowered the Chief of Cabinet to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2008 and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, and in defect thereof, in cash. As of the date of this annual report, the annual agreement for the fiscal year 2009 is under negotiation.

The Argentine Secretariat of Energy has issued a series of resolutions affecting the fuel market. For example, Resolution S.E. No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; Resolution S.E. No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold by fuel manufacturers and by sellers; Resolution S.E. No. 1,834/05 compels service stations and/or supply point operators and/or self consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Argentine Secretariat of Energy; and Resolution S.E. No. 1,879/05 established that refining companies registered by the Argentine Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to its counterparties, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable overcosts to the refining company.

Disposition S.S.C. No. 157/06 of the Undersecretariat of Fuels provides that fuel sellers who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, and which for any reason are seeking to terminate such contract, shall report the termination in advance with the Undersecretariat of Fuels in order to inform the Argentine Secretariat of Domestic Commerce of the situation. In that case, the Argentine Secretariat of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.

Resolution S.E. No. 1,679/04 reinstalled the registry of diesel fuel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/2007 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel fuel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel fuel is necessary to obtain authorization to export the products included under Decree No. 645/2002 (crude, fuel oil, diesel fuel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20, 680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

Resolution S.E. No. 459/07, of July 12, 2007, created the “Energy Substitution Program,” which is intended to mitigate gas and electricity shortages. This program encourages industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG. The Argentine government allocated approximately U.S.$310 million in 2007 in subsidies to fund the gap between the price of natural gas and electricity on the one hand, and the price of the substitute fuel on the other hand.

Resolution No. 1451/2008 extended until December 31, 2009 the Energy Substitution Program and Rule No. 287/2008, issued by the Sub-secretary of Coordination and Control on December 19, 2008, approved the following general plans for the implementation of the Energy Substitution Program in 2009:

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

(ii) a plan for the supply of propane, which provides for the management of a system to acquire and deliver propane to be injected into the natural gas distribution network of the province of Buenos Aires, and empowers ENARSA, directly or through third parties, to take all necessary actions, including the purchase of propane, for such purpose; and

(iii) a plan for the provision of imported gas that may be necessary to fulfill the objectives of the Energy Substitution Program. In this respect, ENARSA will purchase the natural gas necessary to fulfill domestic demand.

2) General Plan for the Supply Liquid Fuels, including:

(i) a plan designed to guarantee that demand for liquid fuel in the Argentine market is met. For such purpose, ENARSA, directly or through third parties, is empowered to buy and sell liquid fuels; and

(ii) a plan to encourage and subsidize replacement of natural gas and/or electric power consumption with the use of alternative fuels in productive activities and/or electric power generation through an efficient use of gas. ENARSA, directly or through third parties, is empowered to manage the mechanisms for the supply of liquid fuels to replace the natural gas.

Natural gas

In January 2004, Executive Decree No. 180/04 (i) created the Mercado Electrónico del Gas (MEG) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services and (ii) established information duties for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Argentine Secretariat of Energy). According to Executive Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Executive Decree No. 181/04 authorized the Argentine Secretariat of Energy to negotiate with natural gas producers a pricing mechanism for natural gas supplied to industries and electric generation companies. On April 2, 2004, the Argentine Secretariat of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement was to implement a scheme for the normalization of natural gas prices following the 2001 crisis. The main aspects of the agreement were: (i) initial price adjustments applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity was destined for the domestic market); (ii) prices were adjusted as of May 10, 2004; and (iii) the Argentine Secretariat of Energy would implement a progressive scheme for the normalization of the price of natural gas destined to residential end-users and small commercial users, which was never implemented. This agreement expired on December 31, 2006.

On June 14, 2007, Resolution No. 599/07 of the Argentine Secretariat of Energy approved a proposal of agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Propuesta de Acuerdo,” or “Agreement 2007-2011”), giving such producers a five-business-day term to enter into the Agreement 2007-2011. If within that term, the Agreement 2007-2011 was not executed by a sufficient number of producers to make it viable, the Argentine Secretariat of Energy would disregard the Agreement and enact the Procedures for Complementary Supply of the Internal Market 2007-2011 (Procedimientos de Abastecimiento Complementario al Mercado Interno 2007-2011) (not described in Resolution No. 599/07). We executed the agreement taking into account that natural gas exports and certain domestic sales of producers that do not enter into the Agreement 2007-2011 are to be called upon first in order to satisfy domestic demand, before the export sales of the producers that have signed the Agreement 2007-2011 are affected. While producers are authorized to withdraw from the Agreement 2007-2011 under its terms, if they do so such producers will be treated as any producer that has not entered into the Agreement 2007-2011 in the first place.

The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have entered into the Agreement 2007-2011 would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d), which in 2008 represented approximately 78% of our production and was sold at an average price of U.S.$2.0 per mmBtu. The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the agreed demand levels. In order to guarantee any domestic market demand of natural gas in excess of the agreed demand levels, Resolution S.E. No. 599/07 maintains the effectiveness of the Resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export restrictions and domestic supply priorities.” The Resolution also states that the Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

We were compelled to execute the Agreement 2007-2011, among other reasons, in order to mitigate our potential damages. Producers failing to sign the Agreement 2007-2011 could be penalized and subject to other unfavorable measures by regulatory authorities. However, we expressly stated that the execution of the Agreement 2007-2011 did not entail any recognition by us of the validity of the terms and conditions of the various Resolutions of the Argentine Secretariat of Energy establishing programs for the curtailment or re-routing of exports to satisfy domestic demand. We challenged Resolution No. 599/07 and stated that we signed the Agreement 2007-2011 taking into account the potential consequences of not doing so. While the challenge is pending, we are complying with the terms of the Agreement.

The Department of Federal Planning, Public Investment and Services, by its Resolution S.E. No. 459/07 of July 12, 2007, created the “Energy Substitution Program,” which was designed to mitigate shortages of gas and electricity during the Argentine winter of 2007. The program encouraged industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG. Resolution N° 1451/08 extended the Energy Substitution Program until December 31, 2009.

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

The Argentine Secretariat of Energy, through Resolution No. 1031/2008 issued on September 12, 2008, modified Resolution No. 24/2007, establishing the specific conditions petitioners must meet in order to qualify for the Gas Plus program.

The Argentine Secretariat of Energy, through Resolution No. 1070/2008 issued on October 1, 2008, ratified the Complementary Agreement entered into between Argentine natural gas producers and the Argentine Secretariat of Energy on September 19, 2008, which (i) modified gas prices at the wellhead and segmented the residential sector in terms of natural gas demand, and (ii) established the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020. See “—Market Regulation—Liquefied Petroleum Gas.”

Additionally, Executive Decree No. 2067/2008 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund will be funded through the following mechanisms: (i) various tariff charges to be paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. To date, the competent authorities have only imposed the tariff on users of transport and distribution services.

Natural gas export restrictions and domestic supply priorities

In March 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surpluses of natural gas;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Argentine Secretariat of Energy; and

•	authorizing the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

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

In June 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 659/04, which established a new program to assure natural gas supply to the domestic market (which substitutes for the program created by Regulation No. S.S.C. 27/04). Under Resolution S.E. No. 659/04 (amended by Resolution S.E. No. 1,681/04), natural gas exports may be restricted due to shortages of natural gas in the domestic market, because exporting producers may be required to supply additional volumes of natural gas to the domestic market beyond those that they are contractually committed to supply. The export of natural gas under current export permits is conditioned on the fulfillment of additional supply requirements imposed on exporting producers by governmental authorities.

This program was further amended and supplemented by Resolution S.E. No. 752/05 issued by the Argentine Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the Argentine Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (Permanent Additional Supply), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, Resolution S.E. No. 659/04 and Resolution S.E. No. 752/05, the Argentine Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to re-direct natural gas export volumes to the internal market, thereby affecting natural gas export commitments. We have challenged the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings.”

Resolution S.E. No. 752/05 also establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the Argentine Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the Argentine Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above.

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Argentine Secretariat of Energy S.E. No. 1886/2006, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

By means of Resolution S.E. No. 1329/06, later supplemented by Note SSC No. 1011/07, the Argentine Secretariat of Energy forced producers to give first priority in their injections of natural gas into the gas pipelines to certain preferential consumers and obligates transportation companies to guarantee these priorities through the allocation of transportation capacity. In general, these regulations subordinate all exports of natural gas to the prior delivery of natural gas volumes that are sufficient to satisfy domestic market demand.

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

Liquefied petroleum gas

Law No. 26,020 enacted on March 9, 2005 sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law:

•	creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property;

•	protects the trademarks of LPG bottlers;

•	creates a reference price system, pursuant to which, the Argentine Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less;

•

required the Argentine Secretariat of Energy to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the CNDC, analyze the composition of the LPG market and its behavior, in order to establish limitations on market concentration in each phase, or limitations to the vertical integration throughout the chain of the LPG industry (such limitations apply to affiliates, subsidiaries and controlled companies);

•	grants open access to LPG storage facilities; and

•

creates a fiduciary fund to finance bottled LPG consumption for low-income communities in Argentina and the extension of the natural gas distribution network to new areas, where technically possible and economically feasible. The fiduciary fund will be funded through the following mechanisms: (i) penalties established by Law 26,020, (ii) assignments from the General State Budget, (iii) funds from special credit programs that may be arranged with national or international institutions, and (iv) funds that may be assessed by the Argentine Secretariat of Energy on participants in the LPG industry.

The Argentine Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Argentine Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Undersecretariat of Fuels. The Argentine Secretariat of Energy in 2007 increased the LPG volumes to be sold to bottlers at the reference prices set forth in the above-mentioned resolutions.

Disposition 168/05 of the Undersecretariat of Fuels requires companies intending to export LPG to first obtain an authorization from the Argentine Secretariat of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

On September 19, 2008, the Secretariat of Energy and Argentine LPG producers entered into an Agreement for the stability of the price of LPG in the domestic market. The Agreement applies only to LPG sold to bottlers that declare their intention to bottle such LPG in LPG bottles of 10, 12 or 15 kilograms. The Agreement requires LPG producers to supply LPG bottlers with the same volume of LPG supplied the prior year and to accept the price per ton set forth in the Agreement. The Agreement expires on December 1, 2009, and it may only be extended by express consent of both parties.

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

By Resolution No. 404/94, the Argentine Secretariat of Energy amended Resolution No. 419/93, and created the Registry of Independent Professionals and Safety Auditing Companies (Registro de Profesionales Independientes y Empresas Auditoras de Seguridad), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractionation of LPG in containers or cylinders. The Resolution provides that external audits of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in the Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations is established in relation to underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from the storage facilities.

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

During 2005, the Argentine Secretariat of Energy, by means of Resolution No. 785/05, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. We have commenced the development and implementation of a technical and environmental audit plan as required by this Resolution.

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

These laws and regulations set various standards for many aspects of health, safety and environmental quality (including limits on discharges associated with oil and gas operations), provide for fines and criminal penalties and other consequences (including limits on operations and loss of applicable permits) for the violation of such standards, establish procedures affecting location of facilities and other operations, and in certain circumstances impose obligations concerning reporting, investigation and remediation, as well as liability for natural resource damages and toxic tort claims.

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

Export taxes

In 2002, the Argentine government began to impose customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.

Resolution No. 394/2007 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. Notwithstanding that the WTI international price has recently traded under U.S.$45/barrel from time to time, the Argentine government has not yet established a new withholding rate, and the 45% withholding rate has continued to apply.

Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (abandoning the previously applicable reference price set by the Framework Agreement between Argentina and Bolivia mentioned above). Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$223/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

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

On December 27, 2002, the government issued Decree No. 2,703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and byproducts, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its byproducts. Although the recitals and the first part of Section 1 of Decree No. 2,703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1,589/89, we apply this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2,703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1,589/89 has been repealed by Decree No. 530/91 and No. 1,606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action. Moreover, since Decree No. 2,703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, we have expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not abrogate Decree No. 1,589/89 and, thus, that the right of free disposal of export receivables was effective between the issuance of Decree No. 1,606/01 and Decree No. 2,703/02. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, we filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed our motion for clarification, indicating that the regulations included in Decree No. 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy and Production from interfering with our access to foreign exchange proceeds, as described above. On February 19, 2004, we filed an extraordinary appeal before the Argentine Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy and Production. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy.

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

YPF does not have any unresolved Staff comments.

On August 28 and November 5, 2008 Repsol YPF, our parent company, received written comments from the Staff of the SEC relating to its 2007 Annual Report on Form 20-F. As of the date of filing of this annual report Staff comments regarding Repsol YPF’s inclusion in its reported estimated proved reserves of certain barrels of oil equivalent relating to payments Repsol YPF is required to make to foreign governments in certain countries remain unresolved. Some of such barrels relate to YPF’s reserves in Argentina. Repsol YPF, as well as YPF, believes that its reserves reporting complies with FAS 69 and is working with the Staff to resolve these comments.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements as of December 31, 2008, 2007 and 2006 and for the years then ended (the “Audited Consolidated Financial Statements”).

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2008, we had consolidated net sales of Ps.34,875 million (U.S.$10,109 million) and consolidated net income of Ps.3,640 million (U.S.$1,055 million).

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

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until February 21, 2008, when Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted options to certain affiliates of Petersen Energía to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, have been tendered. See “Item 7. Major Shareholders and Related Party Transactions.”

Upstream Operations

•

We operate more than 70 oil and gas fields in Argentina, accounting for approximately 41% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 41% of its total natural gas production, including natural gas liquids, in 2008, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2008, of approximately 580 mmbbl of oil and 3,099 bcf of gas, representing aggregate reserves of 1,133 mmboe.

•	In 2008, we produced 115 mmbbl of oil (311 mbbl/d) and 607 bcf of gas (1,655 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of December 31, 2008 consisted of 1,642 YPF-branded service stations, which we estimate represented approximately 30.9% of all service stations in Argentina.

•

We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada plant and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

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

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 7.9% in 2004, 10.6% in 2005, 7.1% in 2006, 14.4% in 2007 and 8.8% in 2008. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this annual report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP Reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

Additionally, certain oil and gas disclosures are included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We organize our business into the following four segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the production, transport and marketing of crude oil that we sell to third parties and of refined products that we sell to third parties and other segments of our business (“Refining and Marketing”); (iii) the production, transport and marketing of petrochemical products (“Chemical”); and (iv) other activities not falling into the previously described categories (“Corporate and Other”), principally including corporate administration costs and assets and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Year Ended December 31,
	2008	2007	2006
Net sales	34,875	29,104	25,635
Cost of sales	(24,013)	(19,000)	(15,821)
Gross profit	10,862	10,104	9,814

	For the Year Ended December 31,
	2008	2007	2006
Administrative expenses	(1,053)	(805)	(674)
Selling expenses	(2,460)	(2,120)	(1,797)
Exploration expenses	(684)	(522)	(460)
Operating income	6,665	6,657	6,883
Income on long-term investments	83	34	183
Other expenses, net	(376)	(439)	(204)
Financial income, net and holding gains	(174)	518	454
Income from sale of long-term investments	—	5	11
Reversal (impairment) of other assets	—	69	(69)

Net income before income tax	6,198	6,844	7,258
Income tax	(2,558)	(2,758)	(2,801)

Net income	3,640	4,086	4,457

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations; and

•	interest rates.

Our margins and our consolidated operating profits have recently trended downwards. This has principally been the result of: production declines and increased asset depreciation, principally due to the increasing maturity of our oil and gas fields; increases in other operating costs, due in part to higher domestic demand and local market supply obligations (which required us to purchase certain hydrocarbon inputs from third parties); inflation and higher labor costs; and limitations on our ability to offset those increased costs due to, among other things, domestic limitations on the prices at which we sell gas and refined products. Notwithstanding the improvement in trends in 2008, given the recent deterioration in Argentine and global economic conditions and the impact of such conditions on our export prices and, in certain cases, domestic prices of our products, we cannot guarantee that such improved trends in our margins and operating income will continue in future periods.

Our operating income in 2008 increased slightly by 0.1% compared with 2007, mainly as a result of higher average sales prices (despite decreases in average sales prices of certain products towards the end of the year). The impact of higher sales prices was mostly offset by: our continuing decline in production, increased export taxes, increased depreciation of fixed assets as a result of increased assets subject to depreciation (principally exploration and production assets that entered into production and the acceleration of depreciation resulting from the decline in our proved reserves), and higher costs as a result of the renegotiation of certain service contracts and inflation adjustments.

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

Macroeconomic conditions

The Argentine economy has experienced volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. The annual inflation rate as measured by the consumer price index was approximately 388% in 1988, 4,924% in 1989 and 1,344% in 1990. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease, in real terms, by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through the first half of 2008 paved the way for Argentina’s economic recovery. Real GDP grew by 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 8.7% in 2007. According to data from the Argentine Central Bank, real GDP grew by 6.0% in 2008, while in 2009, the most recent projection of the International Monetary Fund (“IMF”) expects a contraction of GDP of approximately 1.5%.

Public finances both at national and provincial levels recorded a consolidated primary surplus of approximately 5.5% of GDP in 2004, 4.5% in 2005, 3.5% in 2006, 3.2% in 2007 and 3.2% in 2008.

The annual wholesale price index, according to the INDEC, increased by 2% in 2003, 7.9% in 2004, 10.6% in 2005, 7.1% in 2006, 14.4% in 2007 and 8.8% in 2008. According to reports published by the IMF, however, most private sector analysts believe that actual inflation is considerably higher than reflected in official data. The government’s main strategy to fight increasing inflation has been the establishment of agreed price controls with private companies.

In 2005, Argentina completed the restructuring of a substantial portion of its bond indebtedness and cancelled all of its debt with the IMF. The country is working to renegotiate the remaining portion of its external public debt and to resolve the claims brought before international courts by foreign companies affected during the crisis of the years 2001-2002. Before the outbreak of the current global financial crisis, the Argentine government had announced that it would repay U.S.$6,700 million in “Paris Club” debt, and that it would negotiate with certain government bondholders who had not accepted the previous debt restructuring proposal. Though the government has recently announced that it still intends to resolve these pending claims, the schedule of negotiation and any payments to be made by the Argentine government is currently uncertain.

After years of strong growth, the world economy is slowing quickly, and, according to the IMF, is now entering a major downturn in the face of the most significant shock to mature financial markets since the 1930s. The world’s major advanced economies are already in or close to recession, while growth in emerging economies has weakened significantly. Since the second half of 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility and general widening of credit spreads. In September 2008, global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers Holdings Inc. in the United States. In the days that followed, it became apparent that a number of other major financial institutions, including some of the world’s largest, were experiencing significant difficulties.

Intensifying solvency concerns have led numerous global financial institutions, especially in the United States and Europe, to seek additional capital. In response, U.S. and European authorities have taken extraordinary measures aimed at stabilizing markets. Central banks around the world have coordinated efforts to increase liquidity in the financial markets by taking measures such as increasing the amounts they lend directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements (or “swap lines”). In an attempt to prevent the failure of the financial system, the U.S. and European governments have intervened on an unprecedented scale.

Many emerging economies are currently still expected to grow in 2009, albeit at substantially slower rates than recent years. The global economic situation remains highly uncertain, with low investor confidence and relatively scarce credit. Looking ahead, financial conditions are likely to remain very difficult, restraining global growth prospects. According to outlooks published by the IMF, output is forecast to contract in advanced economies in 2009, the first such fall in the post-war period. In emerging economies, growth is projected to slow considerably, though it is currently still expected to reach 1.6% in 2009. Downward revisions in the IMF’s projections have varied considerably across regions. Among the most affected are commodity exporting countries, given that commodity price projections have been marked down sharply, and countries with acute external financing and liquidity problems.

Weakening global demand is currently continuing to depress commodity prices. Oil prices have declined sharply since their peak of over U.S.$145 per barrel (WTI) in July 2008, reflecting the major downturn in the global economy, the strengthening of the U.S. dollar, and the financial crisis, despite the decision by the Organization of Petroleum Exporting Countries (OPEC) to reduce production. In line with market developments, the IMF’s baseline petroleum price projection for 2009 has been revised down to U.S.$52 a barrel, although between December 2008 and March 2009, oil (WTI) has traded in a range of between approximately U.S.$35 and U.S.$70 a barrel.

Latin American economies are facing an awkward combination of slowing activity, more difficult external conditions, and inflation. After four years of strong output growth, the pace eased in most economies of the region during the first half of 2008, largely because of moderating exports. Overall, after a growth of 5.5% in 2007 and 4.5% in 2008, the region’s GDP growth is expected to decrease by 1.5% in 2009. External positions (current account balances) are generally robust, although the turbulence in the global economy may erode the cushions that have been built up over the past few years. The region’s current account balance is expected to move to deficit in 2009, after being in surplus since 2003, but the deficit is expected to remain quite low according to the IMF.

In Argentina, higher WTI market prices (and the higher prices of refined products) have resulted in the highest increase in petroleum import prices in the last decade, according to information published by the Argentine Central Bank. Argentine domestic fuel prices have increased in 2008 compared to 2007, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the regulatory characteristics of the domestic market, although the magnitude of difference in the prices of many products has decreased as a result of decreases in international market prices. See “—Differences between Argentine and international prices for hydrocarbon products.”

During the first half of 2008, conflicts in certain sectors of the Argentine economy, including blockades by agricultural producers in response to an export tax increase and strikes by oil workers, have affected the development and productivity of these and related sectors.

Total exports from Argentina increased by 26.6% to U.S.$70,588 million in 2008, compared to 2007, mainly driven by higher average prices, while imports increased by 28.4% in the same period due mainly to increases in the volume and prices of imported assets, particularly capital assets, fuels and lubricants and passenger vehicles. Notwithstanding the general upward trend, growth in both exports and imports decelerated sharply during the fourth quarter of 2008. According to the Argentine Central Bank, during 2009 exports could decrease for the first time in seven years as a result of lower commodity prices and a decrease in the exported volumes of corn and wheat. Industrial exports could be affected as well as a result of deceleration in demand from other countries. Accordingly, imports are also expected to contract in 2009, due mainly to the lower prices of fuels, lubricants, and capital assets. As a result, the Argentine trade balance is expected to maintain a surplus, though significantly lower than the U.S.$13,172 million trade surplus reached in 2008.

According to INDEC, the unemployment rate corresponding to the fourth quarter of 2008 showed that 7.2% of the active population was unemployed, 0.3 percentage points lower than the 7.5% rate in the fourth quarter of 2007. The unemployment rate is expected to increase during 2009 according to the Argentine Central Bank. After several years of consistent growth in average real wages, in 2008 such increases moderated their pace, as nominal wage increases (as high as 28% in the case of minimum wage) were partially offset by higher consumer prices, and increased social security contributions, according to the Argentine Central Bank.

The Argentine Central Bank reserves were at U.S.$46 billion at the end of 2007 After a decline in the second quarter of 2008, the Argentine Central Bank continued its policy of maintaining a competitive exchange rate during 2008, while international reserves remained stable. As of December 31, 2008, Argentine Central Bank reserves stand at U.S.$46.4 billion. The exchange rate of the Argentine peso against the U.S dollar as of December 31, 2008 was Ps.3.45/ U.S.$1.00, reflecting nominal depreciation of 9.5% compared to December 31, 2007.

Government fiscal revenues increased by 33% (year over year, in nominal terms) in 2007 and extraordinary revenues of Ps.7,814 million were generated as a result of pension reform, but an even higher increase in public expenditures (46%) led to a reduction in the national primary fiscal surplus from 3.5% of GDP in 2006 to 3.2% of GDP, in 2007. According to the Argentine Central Bank, fiscal revenues continued to increase in 2008 (35% year over year, in nominal terms), though the pace of growth slowed by the end of the year. During the first half of 2008, the increase in fiscal revenues was driven mainly by export taxes and increased value added tax (“VAT”), while, as a result of the decrease in international prices of the main Argentine exports during the second half of 2008, the growth in fiscal revenues was sustained mainly by social security collections. Primary government expenditures increased by nearly 34%.

In November 2008, the Argentine National Congress passed Law No. 26,425, pursuant to which the administration of the private pension system, first set up in 1994, was transferred to the ANSES (the National Social Security Administration), which will now manage the portfolios previously held by the private pension funds.

According to the Argentine Central Bank, Argentina’s expected increase in public expenditures in 2009 could be financed through alternative sources of financing and various liability-management strategies in the event that external credit remains scarce in the current global economic environment.

In relation to public debt, two issues remain pending: (i) a portion of the defaulted debt that was not included in the 2005 debt swap (the so-called “Paris Club”), which the Argentine government announced it would repay, and (ii) certain government bondholders have not accepted the government’s debt restructuring proposal. Standard & Poor’s (S&P) recently downgraded Argentina’s credit rating one notch to “B-” while Moody’s has maintained its credit watch of Argentina as “stable” since August 2008.

We cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

According to the Argentine Central Bank, the Argentine economy is expected to grow at a slightly higher pace than the economies of other countries in South America, though at a slower pace than that of recent years. However, the IMF expects a contraction of 1.5% in the Argentine economy.

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

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	Year ended December 31,
	2008	2007	2006
Crude Oil in Argentina
Production (mmbbl)	229.7	234.7	240.7
Exports (mmbbl)	15.3	20.8	32.0
Imports (mmbbl)	0.0	0.3	0.6

Diesel in Argentina
Sales (mcm)(1)	14,753.5	14,754.9	13,903.4
Production (mcm)	12,472.0	12,915.6	12,570.3
Exports (mcm)	7.1	46.6	108.8
Imports (mcm)	843.6	847.1	446.9

Gasoline in Argentina
Sales (mcm)(1)	5,898.5	5,285.6	4,608.4
Production (mcm)	5,849.1	5,965.2	5,889.3
Exports (mcm)	68.6	1,400.9	1,732.0
Imports (mcm)	51.7	23.0	33.2

(1)	Includes domestic market sales.

Sources: Argentine Secretariat of Energy and ENARGAS.

Policy and regulatory developments in Argentina

The Argentine oil and gas industry is currently subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that have usually been substantially lower than prevailing international market prices; (ii) export restrictions; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; and (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.” These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices. As discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•

Price limitations. In order to support economic growth, the Argentine government has sought to limit increases in hydrocarbons prices through a number of policies and measures. As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched the recent increases or decreases at the pace of international and regional prices, as described in “—Differences between Argentine and international prices for hydrocarbon products.”

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

•

Energy Substitution Program. The Department of Federal Planning, Public Investment and Services, by Resolution No. 459/07 of July 12, 2007, created the “Energy Substitution Program” (Programa de Energía Total), which is designed to mitigate shortages of natural gas and electricity by encouraging industrial users to substitute natural gas and electricity during the Argentine winter with imported diesel, fuel oil and LPG subsidized by the government. Resolution No. 1451/2008 of the Department of Federal Planning, Public Investment and Services extended the Energy Substitution Program until December 31, 2009, and Rule No. 287/08 of the Sub-Secretary of Coordination and Control, issued on December 19, 2008, approved the general plans for implementation of the Energy Substitution Program for 2009. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Refined Products.” Under this program, ENARSA imports diesel, fuel oil, LPG and natural gas that we buy from ENARSA at the prevailing domestic prices and then sell to consumers in Argentina, mostly at similar prices. As a result, this program has the effect of increasing our net sales and volumes sold, but is mostly operating income-neutral since we do not earn any significant margin on products sold under this program.

•

Gas Plus. The Argentine Secretariat of Energy, by Resolution S.E. No. 24/2008 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program will not be subject to the prices set forth in the Agreement 2007-2011 regarding the supply of natural gas to the domestic market during the period 2007 through 2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas.”

•

Refining and Petroleum Plus Programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulation of these programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

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

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2008	2007	2006
Product	(units sold)
Oil (mcm)	321	425	874
Natural gas (mmcm)	580	1,358	3,090
Diesel (mcm)	140	133	149
Gasoline (mcm)	880	1,272	1,695
Fuel oil (mtn)	1,138	1,187	903
Petrochemicals (mtn)	530	689	700

Due to the decreased export product volumes indicated above and increasing export duties, the portion of our net sales accounted for by exports decreased steadily between 2006 and 2008. Exports accounted for 20.7%, 28.9% and 33.7% of our consolidated net sales in 2008, 2007 and 2006, respectively.

The Argentine government’s current policy is not to allow any exports of natural gas other than to the residential sector in certain other countries. In addition, the Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Argentine Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

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

On November 16, 2007, the Ministry of Economy and Production published Resolution 394/2007, modifying the duties on exports of crude oil and other crude oil derivative products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. Notwithstanding that the WTI international price has recently traded under U.S.$45/barrel from time to time, the Argentine government has not yet established a new withholding rate, and the 45% withholding rate has continued to apply. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

Under current law, pursuant to Resolution 394/2007, the maximum export sales price per barrel of oil that companies in Argentina could realize was U.S.$42, without considering quality price adjustments, while the average international market price per barrel of WTI was U.S.$99.74 in 2008.

In the first quarter of 2008, Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$223/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation.”

We expect these recent export tax increases to continue to adversely affect our export net sales and margins in future financial periods, especially with respect to any exports of natural gas, diesel, gasoline and petrochemical products. We exported 580 mmcm of natural gas, 140 mcm of diesel, 880 mcm of gasoline and 530 mtn of petrochemical products in 2008, and our exports accounted for 20.7% of our consolidated net sales in this period.

Differences between Argentine and international prices for hydrocarbon products

Prior to the recent decrease in the prices of crude oil and related products, domestic prices for our products had fallen significantly below international prices as a result of regulatory policies that had resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

	For the Year Ended December 31,
	2008		2007		2006
	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)
Natural gas(2)(3)	228	72	171	54	156	51
Diesel(4)	1,322	416	1,060	337	862	282
Gasoline products(5)	1,250	393	978	310	887	291

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.
(2)	Per thousand cubic meters.
(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.
(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.
(5)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

The disparity between the prices at which hydrocarbon products have been sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel.

In addition, the price at which Bolivia exports natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$10.35/mmBtu in December 2008 (approximately U.S.$7.84/mmBtu in March 2009), while the price at which we purchase natural gas from ENARSA was approximately U.S.$2.32/mmBtu in March 2009 and our average sales price for natural gas in Argentina during 2008 was approximately U.S.$2.00/mmBtu.

In addition, pursuant to Resolution 599/2007 of the Argentine Secretariat of Energy dated June 14, 2007 (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011. Under this agreement, we have supplied a total volume of 2,674 mmcm of gas from August through December 2007 (representing 34% of our total gas volume sales for the same period) to domestic residential and small commercial consumers at a price of approximately Ps.0.50/mmBtu for that period.

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are declining as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. In 2008, our estimated proved oil reserves and oil production, without considering NGL, declined by 4.1% and 4.6%, respectively, over the preceding year, while our estimated proved gas reserves and gas production declined by 16.4% and 4.4%, respectively, over the same period. As a result, in an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. In 2008 and 2007, our crude production, substantially all of which was destined to our refineries, represented approximately 78% and 83%, respectively, of the total crude oil processed by our refineries, and in 2008 and 2007, our natural gas production represented approximately 99% and 93%, respectively, of our total natural gas sales. We expect our oil and gas proved reserves and production rates to continue their decline. See “Item 4. Information on the Company—Exploration and Development—Reserves” for more information on our proved reserves.

We continue executing the PLADA initiative, which encompasses comprehensive reviews of our oil and gas fields to identify opportunities in light of new technologies and to design novel strategies to rejuvenate old fields and optimize the development of new fields in Argentine basins. Many of our fields have similar characteristics to mature fields in other regions of the world that have achieved substantially higher recovery factors through the application of new technologies, similar to the ones we are currently evaluating. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

We have budgeted approximately U.S.$1.6 billion in investments and capital expenditures for 2009, a significant portion of which will be dedicated to our exploration and production activities. During the period 2009-2012, we expect to make capital expenditures of around U.S.$7 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields.

Increasing cost of sales

Our cost of sales accounted for 68.9%, 65.3% and 61.7% of our consolidated net sales in 2008, 2007 and 2006, respectively. Our cost of sales increased significantly between 2006 and 2008, mainly as a result of: increased purchases of crude oil from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production; increased purchases of natural gas and diesel from third parties to fulfill our domestic supply requirements and avoid penalties under certain delivery contracts; higher labor costs; higher costs related to the renegotiation of certain service contracts; and inflation. Due to prevailing Argentine price limitations, we were unable to pass many of these cost increases to our customers in the form of higher hydrocarbon product prices.

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

In December 2008, the SEC approved revisions to its oil and gas reporting requirements that are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves. Key revisions include changes to (i) the pricing used to estimate reserves, which will be valued based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, rather than a spot price at the end of the fiscal year; (ii) the ability to include nontraditional resources in reserves; (iii) the use of new technology for determining reserves; and (iv) permitting disclosure of probable and possible reserves. The foregoing revisions to the SEC’s oil and gas reporting requirements will be in effect as of January 1, 2010 and will apply to registration statements filed on or after such date and to annual reports for fiscal years ending on or after December 31, 2009. With respect to item (i) above, according to the final rule, the SEC would communicate with the FASB staff to align their accounting standards with the 12-month average price used in the new rules. As indicated in the final rule, as the SEC discusses its revisions with the FASB, it may consider whether to delay the effectiveness date. YPF is currently evaluating the impact that adopting these revisions will have on its financial statements.

See “Item 4. Information on the Company—Exploration and Development—Reserves” for a detailed discussion on reserves estimates internal control and audits.

We follow the “successful efforts” method of accounting for our oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expenses. Occasionally, however, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well continues to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expenses.

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

Therefore, our management must make reasonable and supportable assumptions and estimates with respect to: (i) the market value of reserves, (ii) oil fields’ production profiles and future production of refined and chemical products, (iii) future investments, taxes and costs, (iv) risk factors for unproved reserves which are measured based on the profile and potential of each specific exploration and production asset, (v) future capital expenditures and useful life for properties corresponding to our Refining and Marketing and Chemical business segments, and (vi) future prices, among other factors. As such, any change in the variables used to prepare such assumptions and estimates may have a significant effect on the impairment tests.

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

Depreciation of oil and gas producing properties

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves is treated prospectively by depreciating the remaining book value of the assets over the future expected production, affecting the following year’s net income. In 2008, 2007 and 2006 we recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps.4,058 million, Ps.3,564 million and Ps.3,223 million, respectively.

Asset retirement obligations

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the same estimated value of the discounted payable amounts. Future estimated retirement obligations and removal costs are based on management’s best estimate of the time that the event will occur and the assertion of costs to be incurred upon the retirement or removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and other requirements and public expectations, are frequently changing. Consequently, the timing and future cost of dismantling and abandonment are subject to significant modification. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect on the liability and the related capitalized asset and future charges related to the retirement obligations. Future obligations are reviewed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of the wells in operation and/or not abandoned and the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are extrapolated to the wells pending abandonment. Management believes that current plugging costs incurred are the best source of information at the end of each fiscal year to estimate asset retirement obligations for wells.

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

Reserves are established to cover litigation and other contingencies, including counsel fees and judicial expenses, which are probable and can be reasonably estimated. The final costs arising from litigation and other contingencies may vary from our estimates due to changes in laws or differing interpretations of laws, the issuance of court decisions or other opinions and final assessments of the amount of claims. Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the reserves for litigation and other contingencies recorded.

Reserves totaling Ps.2,445 million, Ps.2,319 million and Ps.1,952 million as of December 31, 2008, 2007 and 2006, respectively, have been established in connection with contingencies which were probable and could be reasonably estimated as of those dates.

U.S. GAAP reconciliation

The recurrent difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the years ended December 31, 2008, 2007 and 2006 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos, the effects of the reorganization of entities under common control, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, proportional consolidation of investments in jointly controlled companies, and the consolidation of variable interest entities.

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

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, we have re-measured into U.S. dollars the Audited Consolidated Financial Statements as of December 31, 2008, 2007 and 2006, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ps.3.45, Ps.3.15, and Ps.3.06 to U.S.$1.00, as of December 31, 2008, 2007 and 2006, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the years ended December 31, 2008, 2007 and 2006, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.1,230 million, Ps.1,513 million and Ps.2,065 million, respectively.

Under Argentine GAAP, we have proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held. Under U.S. GAAP, these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.648 million, Ps.486 million and Ps.446 million and in total assets and total liabilities as of December 31, 2008, 2007 and 2006, respectively, and an increase of Ps.1,770 million, Ps.1,350 million and Ps.1,451 million in net sales and Ps.681 million, Ps.690 million and Ps.774 million in operating income for the years ended December 31, 2008, 2007 and 2006, respectively.

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

Under U.S. GAAP, for proved oil and gas properties, we perform the impairment test on an individual field basis. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustments under U.S. GAAP of the impairment provisions as of December 31, 2008, 2007 and 2006 were Ps.613 million, Ps.554 million and Ps.491 million, respectively, mainly corresponding to our Exploration and Production segment. Additional impairment charges under U.S. GAAP amounted to Ps.124 million, Ps.180 million and Ps.11 million for the years ended December 31, 2008, 2007 and 2006, respectively. The impairment recorded in 2008 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets. In 2007, the impairment recorded was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of our Exploration and Production business segment. In 2006, the impairment recorded was mainly the result of the downward revision in reserves made by us in December 2006, as well as to certain non-strategic Exploration and Production areas that were available for sale at that time, and accordingly were valued at fair value less cost to sell. See “Item 4. Information on the Company—Exploration and Production.” The adjusted basis after impairment resulted in lower depreciation under U.S. GAAP Ps.119 million, Ps.132 million and Ps.137 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period. Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that period or year.

Under U.S. GAAP, SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to the legal obligation associated with the retirement of long-lived assets that results from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

Under U.S. GAAP, results on reorganization of entities under common control are eliminated and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on reorganization of entities under common control and accounts receivable are recognized in the statement of income and the balance sheet, respectively.

FIN No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. These interpretations require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Under Argentine GAAP, consolidation is based on having the votes necessary to control corporate decisions (Note 1 to the Audited Consolidated Financial Statements).

Until May 2008, YPF had transactions with one variable interest entity (“VIE”), which has been created in order to structure YPF’s future deliveries of oil (“FOS transaction”). For a further description refer to “—Transactions with unconsolidated variable interest entities” below.

In May 2008, YPF delivered the last barrels committed under the FOS transaction; consequently the transaction and the swap agreement have expired. As of December 31, 2008, no shareholder’s equity reconciliation adjustment is required.

The effects before taxes of such consolidation as of December 31, 2007 and 2006 were (i) an increase in loans by Ps.68 million and Ps.186 million, respectively, (ii) an increase in current assets by Ps.24 million and Ps.19 million, respectively, (iii) the elimination of net advances from crude oil purchasers from balance sheets by Ps.9 million and Ps.103 million respectively, and (iv) a decrease in shareholders’ equity by Ps.35 million and Ps.65 million, respectively.

YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and postemployment benefits. On December 31, 2006, under U.S. GAAP the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” Under provisions of SFAS No. 158, the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements, reducing the Company’s shareholders’ equity through the accumulated OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, the benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. These unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Unrecognized actuarial losses are not considered in the amount of the net liability. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Notes 13, 14 and 15 to the Audited Consolidated Financial Statements.

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

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the Year Ended December 31,
	2008	2007	2006
	(in millions of pesos)
Inventories at beginning of year	2,573	1,697	1,315
Purchases for the period	8,547	6,637	4,351
Production costs(1)	15,866	12,788	11,458
Holding gains on inventories	476	451	394
Inventories at end of period	(3,449)	(2,573)	(1,697)

Cost of sales	24,013	19,000	15,821

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the Year Ended December 31,
	2008	2007	2006
	(in millions of pesos)
Salaries and social security taxes	1,072	824	649
Fees and compensation for services	212	174	114
Other personnel expenses	352	283	215
Taxes, charges and contributions	284	226	191
Royalties and easements	2,396	1,989	2,095
Insurance	131	106	102
Rental of real estate and equipment	397	331	258

	For the Year Ended December 31,
	2008	2007	2006
	(in millions of pesos)
Depreciation of fixed assets	4,573	3,989	3,598
Industrial inputs, consumable material and supplies	611	535	485
Operation services and other service contracts	1,101	535	566
Preservation, repair and maintenance	2,400	1,674	1,329
Contractual commitments	61	596	519
Transportation, products and charges	954	790	622
Fuel, gas, energy and miscellaneous	1,322	736	715

Total	15,866	12,788	11,458

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

Results of Operations

Consolidated results of operations for the years ended December 31, 2008, 2007 and 2006

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2008	2007	2006
	(percentage of net sales)
Net sales	100.0%	100.0%	100.0%
Cost of sales	(68.9)	(65.3)	(61.7)

Gross profit	31.1	34.7	38.3
Administrative expenses	(3.0)	(2.8)	(2.6)
Selling expenses	(7.1)	(7.3)	(7.0)
Exploration expenses	(2.0)	(1.8)	(1.8)

Operating income	19.1	22.9	26.9

The tables below present, for the years indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (Mega), Refinor or Profertil, jointly controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega contributed, after consolidation adjustments, 0.9%, 1.6% and 1.6%, respectively, of our consolidated net sales for 2008, 2007 and 2006. Refinor contributed, after consolidation adjustments, 1.4%, 1.5% and 2.0%, respectively, of our consolidated net sales for 2008, 2007 and 2006. Profertil contributed, after consolidation adjustments, 2.8%, 1.5% and 2.1%, respectively, of our consolidated net sales for 2008, 2007 and 2006.

Domestic Market	Year Ended December 31,
	2008		2007		2006
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)
Natural gas	15,864 mmcm	228/mcm	16,771 mmcm	171/mcm	16,686 mmcm	156/mcm
Diesel(2)	8,285 mcm	1,322/m3	8,352 mcm	1,060/m3	7,757 mcm	862/m3
Gasoline	3,054 mcm	1,250/m3	2,691 mcm	978/m3	2,246 mcm	887/m3
Fuel oil(3)	931 mtn	1,304/ton	910 mtn	961/ton	458 mtn	939/ton
Petrochemicals	676 mtn	2,143/ton	754 mtn	1,510/ton	606 mtn	1,390/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.
(2)	Includes 59 mcm sold under the Energy Substitution Program in 2007.
(3)	Includes 298 mtn sold under the Energy Substitution Program in 2008 and 220 mtn in 2007.

Export Markets	Year Ended December 31,
	2008		2007		2006
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)
Natural gas	580 mmcm	1,271/mcm	1,358 mmcm	354/mcm	3,090 mmcm	280/mcm
Diesel	140 mcm	2,789/m3	133 mcm	1,883/m3	149 mcm	1,686/m3
Gasoline	880 mcm	2,392/m3	1,273 mcm	1,746/m3	1,695 mcm	1,481/m3
Fuel oil	1,138 mtn	1,495/ton	1,187 mtn	1,175/ton	903 mtn	967/ton
Petrochemicals(2)	530 mtn	2,563/ton	689 mtn	2,249/ton	700 mtn	2,010/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales. See “—Factors Affecting Our Operations—International oil and gas prices and Argentine export taxes” for more information on the export tax withholding rates applicable to our principal products.
(2)	Includes exports of refined paraffinic.

Net sales

Net sales in 2008 were Ps.34,875 million, representing a 19.8% increase compared to Ps.29,104 million in 2007. This increase was primarily attributable to increases in the average domestic prices of diesel (24.7%) and gasoline (27.8%), as well as a 33% increase in the average price of natural gas sold in the domestic market. The increase in volume of gasoline sold in the domestic market (13.5%) also contributed to this increase. In addition, there were significant price increases in other products, such as jet fuel and aviation gasoline, both in the domestic and export markets. As a result, our domestic sales increased 33.5% to Ps.27,647 million in 2008 from Ps.20,704 million in 2007. These increases were partially offset by higher export taxes attributable to the application of Resolution 394/2007, which resulted in an increase, year over year, of approximately Ps.2,470 million in export taxes applicable to petrochemical and refined products. Export net sales declined by 13.9% to Ps.7,228 million in 2008 from Ps.8,400 million in 2007, as a result of higher export taxes and declines in the exported volumes of natural gas, gasoline and crude oil (which decreased 57%, 31% and 24%, respectively), partially offset by an increase in international gasoline and diesel prices. Our export sales in both periods were made mainly to the United States, Brazil and Chile.

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

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the years ended December 31, 2008, 2007 and 2006.”

Cost of sales

Cost of sales in 2008 was Ps.24,013 million, compared to Ps.19,000 million in 2007, representing a 26.4% increase, which was mainly attributable to a 21% increase in the volume of crude oil purchased from third parties, driven by our efforts to maintain our high refinery utilization rates notwithstanding our declining production. Increased volumes of crude oil purchases adversely affect our margins because we lose the margin earned on our internal exploration and production activities. In addition, depreciation of fixed assets increased 15.4%, mainly as a result of increased asset values attributable to (i) increased assets (principally related to our Exploration and Production business segment) subject to depreciation in 2008, and (ii) higher capitalized well abandonment obligations during the first semester of 2008, according to the new estimates performed as of that time based on new information concerning future costs associated with those activities, which began to be depreciated in the second half of 2008 based on the unit of production method. Salaries and social security taxes, maintenance costs, contract services and certain other production costs also increased significantly, driven mainly by inflation and the renegotiation of certain labor and service contracts.

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

Selling expenses

Our selling expenses were Ps.2,460 million in 2008, Ps.2,120 million in 2007 and Ps.1,797 million in 2006, representing an increase of 16.0% from 2007 to 2008 and an increase of 18.0% from 2006 to 2007. These higher costs were due mainly to the increase in the volume of gasoline sold in the domestic market, which was sold mainly through service stations and resulted in higher logistics costs for us, the increase in our net sales, which determines the amount of transaction taxes we pay in connection with them (a transaction tax of 0.6% or, in certain instances, a different rate is levied on debits and credits in bank accounts).

Operating income

Operating income in 2008 was Ps.6,665 million, compared to Ps.6,657 million in 2007, representing a slight increase of 0.1%.

Operating income in 2007 was Ps.6,657 million, compared to Ps.6,883 million in 2006, representing a decrease of 3.3%. Operating income decreased primarily due to the increased purchases of crude oil and diesel from third parties described above, as well as increased depreciation of fixed assets and other expenses.

Our operating margins (operating income divided by net sales) were 19.1%, 22.9% and 26.9% in 2008, 2007 and 2006, respectively. Increased volumes of crude oil purchases in 2008, 2007 and 2006 adversely affected our margins because we lost the margin earned on our internal exploration and production activities.

Other expenses, net

Other expenses, net decreased 14.4% to Ps.376 million in 2008 from Ps.439 million in 2007, mainly as a result of decreased provisions for lawsuits, partially offset by increased environmental obligations, due mainly to new information which became available during 2008. See Note 3(j) to our Audited Consolidated Financial Statements.

Other expenses, net increased 115.2% to Ps.439 million in 2007 from Ps.204 million in 2006, mainly as a result of increased provisions for lawsuits, due mainly to new developments in our existing lawsuits and our reassessment of certain environmental obligations. See Note 3(j) to our Audited Consolidated Financial Statements.

Financial income (expense), net and holding gains

In 2008, financial expense, net and holding gains was Ps.174 million, compared to financial income, net and holding gains of Ps.518 million in 2007. These negative results were attributable mainly to lower interest earnings resulting from our decreased financial investments, the increase of interest expense from loans attributable to our increased indebtedness in 2008 compared to 2007, and negative exchange rate differences due to the devaluation of the peso against the US dollar.

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

Taxes

Income tax expense in 2008 decreased 7.3% to Ps.2,558 million from Ps.2,758 million in 2007. The effective income tax rates for 2008 and 2007 were 41.3% and 40.3%, respectively, compared to the statutory income tax rate of 35%. Our effective tax rates exceed the Argentine corporate income tax rate due to the negative results from YPF Holdings Inc., which did not give rise to a tax credit or deduction under Argentine law because YPF Holding is a foreign company. In addition, the deferred tax assets generated by YPF Holdings’ losses have been fully provisioned because there is no expectation that YPF Holdings will be able to make use of any such tax benefits in future periods. The non-deductibility of the amortization of the effect of inflation indexation on fixed assets, which is not deductible from income tax under prevailing Argentine tax legislation, also contributed to our higher effective tax rates. See Note 3(j) to the Audited Consolidated Financial Statements.

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

Net income

Net income for 2008 was Ps.3,640 million, compared to Ps.4,086 million in 2007, a decrease of 10.9%. This decrease is mainly attributable to the decline in the financial income described above.

Net income for 2007 was Ps.4,086 million, compared to Ps.4,457 million in 2006, a decrease of 8.3%. This decrease is mainly attributable to the 3.3% decline in operating income and the increase in other expenses, net described above.

Results of operations by business segment for the years ended December 31, 2008, 2007 and 2006

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2008, 2007 and 2006:

	For the Year Ended December 31,
	2008	2007	2006
	(in millions of pesos)
Net sales(1)
Exploration and Production(2)
To unrelated parties	4,016	3,288	3,076
To related parties	939	724	774
Intersegment sales and fees(3)	12,663	14,056	14,033

Total Exploration and Production	17,618	18,068	17,883

Refining and Marketing(4)
To unrelated parties	25,364	20,375	17,651
To related parties	1,508	2,045	1,624
Intersegment sales and fees	1,145	1,858	1,526

Total Refining and Marketing	28,017	24,278	20,801

Chemical
To unrelated parties	2,829	2,563	2,401
Intersegment sales and fees	1,094	892	647

Total Chemical	3,923	3,455	3,048

Corporate and Other
To unrelated parties	219	109	109
Intersegment sales and fees	461	440	282

Total corporate and others	680	549	391

Less intersegment sales and fees	(15,363)	(17,246)	(16,488)

Total net sales(5)	34,875	29,104	25,635

Operating income (loss)
Exploration and Production	3,315	5,679	6,564
Refining and Marketing	3,089	1,234	258
Chemical	1,178	500	572
Corporate and Other	(815)	(620)	(540)
Consolidation adjustments	(102)	(136)	29

Total operating income	6,665	6,657	6,883

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales (see Note 2(g) to the Audited Consolidated Financial Statements).
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimates of Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.7,228 million, Ps.8,400 million and Ps.8,649 million for the years ended December 31, 2008, 2007 and 2006, respectively. The export sales were mainly to the United States, Brazil and Chile.

Exploration and Production

Exploration and Production net sales in 2008 were Ps.17,618 million, representing a 2.5% decrease from Ps.18,068 million in 2007. Intersegment sales to Refining and Marketing, substantially all of which were crude oil sales, decreased Ps.1,393 million in 2008. This variation was due to a 6.3% decrease in the volume of crude oil sales that resulted mainly from a decline in our production attributable to the strikes that affected our operations in the Southern region of Argentina, and the increasing maturity of our fields, as well as a 6% decrease in intersegment oil prices in 2008 compared to 2007. This decrease in intersegment oil prices was due to our consideration of the effect of Resolution 394/2007, which among other things, established certain reference prices for crude oil. These effects were partially offset by a 33.3% increase in the average price of natural gas sold in the domestic market, due mainly to increases in the price of natural gas sold to industrial customers and thermal power plants, during 2008.

Exploration and Production operating income declined 41.6% to Ps.3,315 million in 2008 from Ps.5,679 million in 2007, due to the above-mentioned decline in crude oil sales volumes and to higher operating expenses. Segment operating expenses increased 15.4% due to significant increases in contract works and services, driven mainly by cost increases in service contracts due to inflation and the high oil prices that prevailed during a significant part of the year. Additionally, we recorded a Ps.495 million, or 13.7%, increase in depreciation of fixed assets mainly due to the increase in assets subject to depreciation resulting mainly from higher capital expenditures, as well as increased well abandonment obligations.

Average oil production during 2008 decreased 4.9% to 313 thousand barrels per day from 329 thousand barrels per day in 2007. Natural gas production in 2008 decreased 4.7% to 1,658 mmcf/d from 1,740 mmcf/d in 2007. These declines were attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields and the strikes that took place in the Southern region of Argentina during the first half of 2008.

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

Average oil production during 2007 decreased 4.6% to 329 thousand barrels per day from 345 thousand barrels per day in 2006. Natural gas production in 2007 decreased 2.3% to 1,740 mmcf/d from 1,784 mmcf/d in 2006. These declines were attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields and the cessation of production at our Magallanes field in January 2007 due to pipeline problems.

Refining and Marketing

Refining and Marketing net sales in 2008 were Ps.28,017 million, 15.4% higher than the Ps.24,278 million in net sales recorded in 2007. This increase was mainly attributable to increases in average prices of diesel and gasoline sold in the domestic market (24.7% and 27.8%, respectively), the segment’s two principal products, as well as a 13.5% increase in the volume of gasoline sold in the domestic market. Notwithstanding the aforementioned increases, average prices of domestic sales remained lower than international prices. Diesel volumes sold in the domestic market decreased slightly (0.8%). Our increased domestic sales were partially offset by lower volumes of exported gasoline (which decreased by 30.9%).

Refining and Marketing operating profit increased to Ps.3,089 million in 2008, from Ps.1,234 million in 2007. This increase was due to the above-mentioned increase in the domestic price of diesel and increases in domestic prices and volumes of gasoline sales. A 6% decrease in the average price paid for crude oil to our Exploration and Production business segment was the result of considering the effect of Resolution 394/2007, which established certain reference prices for crude oil, in calculating our intersegment oil prices. Purchases of crude oil accounted for approximately 90% of the segment’s operating costs. In addition there was a 17% increase in refining costs (excluding crude oil purchase and transport costs), mainly due to higher contract service costs as a result of the renegotiation of certain service contracts and inflation adjustments, as well as the increase of crude oil purchases from third parties driven by our efforts to maintain our high refinery utilization rates. The price of crude oil purchased from third parties was higher than our intersegment price principally due to the generally higher quality of the crude oil purchased, compared to the crude oil basket considered in setting our internal transfer price. Additionally, the segment’s operating profit was affected by the implementation in November 2007 of a new regime for withholding rates on exports, which significantly decreased our margins on the export sales of many hydrocarbon products. Refining cost per barrel, which we calculate as the segment’s cost of sales for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.12.7 in 2008, compared to Ps.10.7 in 2007.

Refinery output in 2008, including 50% of Refinor’s output (we own 50% of Refinor), reached 328 thousand barrels per day, representing a slight 1.8% decrease over the 334 thousand barrels per day processed in 2007.

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

Refining and Marketing operating profit increased 378.3% to Ps.1,234 million in 2007, from Ps.258 million in 2006. This increase was due to the above-mentioned increases in volumes and prices of domestic sales of diesel and gasoline, partially offset by an approximately 5% increase in the average price paid for crude oil to our Exploration and Production business segment and higher crude oil volumes purchased from third parties to satisfy the increase in daily production of our refineries. Purchases of crude oil accounted for over 90% of the segment’s operating costs in both years. The increased domestic sales described above were also partially offset by a 15.1% increase in refining costs (excluding crude oil costs), mainly due to higher contract service costs as a result of the renegotiation of certain service contracts and inflation adjustments, and the implementation in November 2007 of a new regime for withholding rates on exports. Refining cost per barrel, which we calculate as the segment’s cost of sales for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.10.7 in 2007, compared to Ps.9.3 in 2006.

Refinery output in 2007, including 50% of Refinor’s output, reached 334 thousand barrels per day, representing a 3.4% increase over the 323 thousand barrels per day processed in 2006 and a utilization rate over 100% of the existing processing capacity of 332.5 thousand barrels per day.

Chemical

Net sales in 2008 increased by 13.5% to Ps.3,923 million from Ps.3,455 million in 2007. The increase in net sales was attributable mainly to an increase in the domestic prices of petrochemicals, particularly fertilizers. Export sales decreased in 2008, as higher average export prices for petrochemicals, which increased by 12%, were offset by a 23% decrease in exported volumes. Additionally, increased export taxes resulting from the application of the new withholding tax regime for exports that came into effect in November 2007 resulted in a Ps.270 million increase in export taxes, which are deducted from our gross sales, in 2008 compared to 2007. Operating income in 2008 increased 135.6% to Ps.1,178 million from Ps.500 million in 2007. The increase in operating income was attributable to better margins obtained from our aromatics, as well as to the higher results of Profertil, due mainly to higher production of urea and other fertilizers and to the higher prices of such products in the domestic and export markets.

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

Liquidity and Capital Resources

Financial condition

Total debt outstanding, net of cash, as of December 31, 2008 and 2007 was U.S.$1,185 million (Ps.4,088 million) and U.S.$231 million (Ps.798 million), respectively, consisting of short-term debt (including the current portion of long-term debt) of U.S.$820 million (Ps.2,828 million) and long-term debt of U.S.$365 million (Ps.1,260 million) as of December 31, 2008, and short-term debt of U.S.$80 million (Ps.275 million) and long-term debt of U.S.$152 million (Ps.523 million) as of December 31, 2007. As of December 31, 2008 and 2007, a major part of our debt was denominated in U.S. dollars.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2008, we had repurchased approximately U.S.$159 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Year Ended December 31,
	2008	2007	2006
	(in millions of pesos)
Net cash flows provided by operating activities	13,558	8,756	8,019
Net cash flows used in investing activities	(7,043)	(6,187)	(5,109)
Net cash flows used in financing activities	(6,147)	(2,809)	(2,338)

Net increase/(decrease) in cash and equivalents	368	(240)	572
Cash and equivalents at the beginning of period	847	1,087	515
Cash and equivalents at the end of period	1,215	847	1,087

Net cash flow provided by operating activities was Ps.13,558 million in 2008, compared to Ps.8,756 million in 2007, an increase of 55% attributable mainly to net proceeds from our loans from related parties, improvements in the management of our working capital, and higher operating income, excluding amortization of fixed assets, in 2008. Additionally, net cash flow provided by operating activities was Ps.8,756 million in 2007, compared to Ps.8,019 million in 2006, representing an increase of 9.2% attributable mainly to higher operating income, excluding amortization of fixed assets, in 2007, and lower tax payments.

The principal uses of cash in investing and financing activities in 2008 included Ps.7,035 million in fixed asset acquisitions relating mainly to our Exploration and Production business unit, and Ps.9,287 million in dividend payments (which include dividends declared in respect of 2007 and paid in 2008), while net proceeds from loans reached Ps.3,140 million. In 2007, the principal uses of cash in investing and financing activities included Ps.6,163 million in fixed asset acquisitions relating mainly to drilling equipment used by our Exploration and Production business unit, Ps.2,360 million in dividend payments and Ps.449 million in net repayments of outstanding loans. The principal uses of cash in investing and financing activities in 2006 included Ps.5,002 million in fixed asset acquisitions relating mainly to drilling equipment used by our Exploration and Production business unit and Ps.2,360 million in dividend payments. Our current financing policy is to use cash flows provided by operating activities and debt to fund both our investing and operating activities.

In response to market financial conditions prevailing in Argentina as of the date of this annual report, our financial policy seeks to structure an important portion of our short-term debt in local currency. Pursuant to this policy, we have several domestic credit lines available from financial institutions. We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities in 2009. However, we are currently making efforts to convert our short-term financial debt into long-term financial debt.

Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute an additional dividend of U.S.$850 million, payable jointly with the ordinary dividends in 2008 and 2009. See “Item 8. Financial Information—Dividends Policy” and “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2008, plus accrued but unpaid interest through December 31, 2008:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Debt	4,479	3,219	691	345	—	—	224

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars at the exchange rate of Ps.3.45 to U.S.$1.00, under commercial contracts for the years indicated below, as of December 31, 2008:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of U.S.$)
Debt(1)	1,432	941	315	13	163
Operating Lease Obligations	295	112	101	39	43
Purchase Obligations(2)	2,817	712	733	496	876
Purchases of services	1,132	309	307	155	361
Purchases of goods	1,685	403	426	341	515
LPG	99	23	38	34	4
Electricity	424	55	96	78	195
Gas	294	160	81	37	16
Oil	579	88	159	151	181
Steam	222	21	41	41	119
Others	67	56	11	—	—
Other Liabilities(3)	3,436	2,382	353	229	472

Total(3) (4)	7,980	4,147	1,502	777	1,554

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2008 for all periods.
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$709 million as of December 31, 2008, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, see Note 10(c) to the Audited Consolidated Financial Statements (“Agreements of extension of concessions”), which also describes our commitments related to the extension of certain oil and gas concessions in which we participate.

Sale Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of U.S. dollars)
Gas sales	19,698	2,145	4,129	4,127	9,297
LPG	1,024	115	231	231	447

Sale Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of U.S. dollars)
Other petroleum and petrochemical product sales	4,387	812	1,430	1,340	805
Services	531	214	211	38	68

Total	25,640	3,286	6,001	5,736	10,617

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided” below.

Transactions with unconsolidated variable interest entities

Since 1996, we have entered into three forward oil sale agreements, which we refer to as the FOS transactions in this annual report. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, we were advanced U.S.$381 million in 1996, U.S.$300 million in 1998 and U.S.$383 million in 2001, against future deliveries of oil. Our obligations under the FOS transactions were recorded as liabilities in the consolidated balance sheet and were taken to income as the physical deliveries were made over the term of the contracts. As of December 31, 2008, the obligations under the respective contracts have been fully complied with and there remain no further obligations to deliver crude oil under such agreements.

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

With respect to financial debt totaling Ps.4,479 million (U.S.$1,298 million), including accrued interest (long- and short-term debt) as of December 31, 2008, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of outstanding negotiable obligations amounting to Ps.588 million (U.S.$170 million) (included in the figure above), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by the holders of at least 25% of the total principal of the outstanding obligations. On February 23, 2009, we paid the current portion of our outstanding negotiable obligations. See Note 2 (g) to the Audited Consolidated Financial Statements.

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

Credit rating

As of the date of this annual report, FITCH Argentina Calificadora de Riesgo S.A. (FITCH)’s International Rating for our foreign currency denominated debt was BB-, and for our domestic currency denominated debt was BB. FITCH’s National Rating is AAA for our Negotiable Obligation Programs. FITCH has a stable outlook on all of our ratings.

Moody’s Investors Service’s has rated Baa2 our domestic currency denominated debt and Ba2 our foreign currency denominated debt. In both cases its outlook is negative.

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

Guarantees provided

As of December 31, 2008, we had signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. in amounts of approximately U.S.$17 million (U.S.$13.7 million as of June 22, 2009), U.S.$21 million and Ps.5 million, respectively. The corresponding loans mature in 2011, 2013 and 2009, respectively.

Capital investments and expenditures

Capital investments in 2008 totaled approximately Ps.7,368 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2008, 2007 and 2006.

	2008		2007		2006
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	5,696	77	5,186	79	4,217	80
Refining and Marketing	1,013	14	898	14	733	14
Chemical	148	2	143	2	137	3
Corporate and Other	511	7	314	5	176	3

Total	7,368	100%	6,541	100%	5,263	100%

Future capital expenditures and investments

We have budgeted approximately U.S.$1.6 billion in investments and capital expenditures for 2009, a significant portion of which will be dedicated to our exploration and production activities. During the period 2009-2012, we expect to make capital expenditures of around U.S.$7 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields. We intend to finance planned capital expenditures through our internally-generated cash flows and, to the extent necessary, borrowings. For a detailed description of our principal current investment projects, see “Item 4. Information on the Company—Overview.”

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

Board of Directors

Our business and affairs are managed by the Board of Directors in accordance with our bylaws and the Argentine Corporations Law No. 19,550 (the “Argentine Corporations Law”). Our bylaws provide for a Board of Directors of 11 to 21 members, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings and as long as they perform the duties of a director.

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary meeting held on April 28, 2009, our Board of Directors is composed of 17 directors and 13 alternates.

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

The current members of our Board of Directors, the year in which they were appointed and the year their current term expires are as follows:

Name	Position	Age	Director Since	Term Expires
Antonio Brufau Niubo	Chairman and Director	61	2004	2011
Enrique Eskenazi	Vice-Chairman and Director	83	2008	2011
Sebastián Eskenazi	Executive Vice-Chairman, Chief Executive Officer and Director	45	2008	2011
Antonio Gomis Sáez	Chief Operating Officer and Director	57	2007	2011
Aníbal Guillermo Belloni	Director	74	2008	2011
Mario Blejer	Director	60	2008	2011
Carlos Bruno	Director	60	2008	2011
Santiago Carnero*	Director	54	2008	2010
Carlos de la Vega	Director	68	1993	2011
Matías Eskenazi Storey	Director	40	2008	2011
Raúl Fortunato Cardoso Maycotte	Director	55	2008	2011
Salvador Font Estrany	Director	60	2008	2011
Federico Mañero	Director	52	2005	2011
Fernando Ramírez Mazarredo	Director	55	2008	2011
Luis Suárez de Lezo Mantilla	Director	57	2008	2011
Javier Monzón	Director	53	2005	2011
Mario Vázquez	Director	73	2008	2011
Alejandro Quiroga López	Alternate Director and General Counsel	46	2004	2011

Name	Position	Age	Director Since	Term Expires
Alfredo Pochintesta	Alternate Director and Director of Marketing	56	2008	2011
Rafael Lopez Revuelta	Alternate Director and Director of Chemicals	60	2008	2011
Tomás García Blanco	Alternate Director and Director of Exploration and Production	44	2008	2011
Fernando Dasso	Alternate Director and Director of Human Resources	48	2008	2011
Carlos Jiménez López	Alternate Director and Director of Management Control	52	2008	2011
Carlos Alfonsi	Alternate Director and Director of Refining and Logistics	48	2008	2011
Ángel Ramos Sánchez	Alternate Director and Director of Administration and Tax	52	2009	2011
Ezequiel Eskenazi Storey	Alternate Director	48	2008	2011
Mauro Renato José Dacomo	Alternate Director	45	2008	2011
Ignacio Cruz Moran	Alternate Director and Chief Financial Officer	38	2008	2011
Eduardo Ángel Garrote	Alternate Director	58	2008	2011
To be appointed *	Alternate Director

*	Representing our Class A shares.

None of the members of the Board of Directors owns shares in YPF. Sebastián Eskenazi, Enrique Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey as a group control Petersen Energía and PEISA, which own 15.46% of our capital stock, and individually or collectively hold options to purchase up to an additional 10.0% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Enrique Eskenazi

Mr. Eskenazi graduated with a chemical engineering degree from the Universidad Nacional del Litoral. Mr. Eskenazi has been Vice Chairman and Director of YPF since 2008. He is also the Co-Chief Executive Officer of Marviol S.R.L. and the President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Petersen Energía S.A. (Spain), Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A. and Fundación Nuevo Banco de Entre Ríos S.A. He is also Vice President of Mantenimientos y Servicios S.A. and Santa Sylvia S.A. and a member of the Board of Directors of Petersen, Thiele y Cruz S.A., Estacionamientos Buenos Aires S.A., Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Agro Franca S.A. Mr. Eskenazi is the father of Messrs. Sebastián, Matías and Ezequiel Eskenazi.

Sebastián Eskenazi

Mr. Eskenazi has been Executive Vice-Chairman, Chief Executive Officer and Director of YPF since March 2008. He is also Co-Chief Executive Officer of Marviol S.R.L. and Petersen Energía and President of Arroyo Lindo S.A. and Red Link S.A. Mr. Eskenazi is Vice President of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), Petersen, Thiele y Cruz S.A., Mantenimientos y Servicios S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A., an alternate member of the Board of Directors of Banco de San Juan S.A. and member of the Board of Directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd. and Petersen Inversiones S.A. Mr. Eskenazi is the son of Mr. Enrique Eskenazi and brother of Messrs. Matías and Ezequiel Eskenazi.

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

Matías Eskenazi Storey

Mr. Eskenazi Storey is Chief Executive Officer of Administradora San Juan S.R.L. and Co-Chief Executive Officer of Petersen Energía S.A. (Spain). He is President of Estacionamientos Buenos Aires S.A. and Vice President of Comercial Latino S.A. and Banco de Santa Cruz S.A. Mr. Storey is alternate member of the Board of Directors of Mantenimientos y Servicios S.A., Banco de San Juan S.A. and Red Link S.A. and member of the Board of Directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Petersen Inversiones S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A. and Petersen Energía S.A. (Argentina). Mr. Eskenazi is the son of Mr. Enrique Eskenazi and the brother of Messrs. Sebastián and Ezequiel Eskenazi.

Raúl Fortunato Cardoso Maycotte

Mr. Cardoso has a degree in Law from the Universidad Autónoma de México and a Masters Degree in International Relations from the Institute of Social Studies at The Hague. Mr Cardoso began his professional career in the Mexican Ministry of Foreign Affairs and later at the Mexican Ministry of Finance, holding a variety of positions within the International Affairs Department with a focus on bilateral economic relations. In 1983, Mr. Cardoso commenced working for Pemex Internacional España, S.A. (Pemex) in its International Trade area. During his extensive career, Mr. Cardoso has held a number of positions in the Crude Oil division and at points in his career ran the P.M.I. (Pemex) Trading offices in both Madrid and London. From 2001 to 2003, Mr. Cardoso was stationed in Ankara as the Ambassador of Mexico to Turkey, Pakistan, Azerbaijan, Kazakhstan, Uzbekistan, Turkmenistan and Kirgizstan. After this assignment he returned to his position at Pemex. He is currently the Managing Director of Pemex Internacional España, S.A., based in Madrid, and represents that company on Repsol YPF, S.A.’s Board of Directors. He represents Mexico in a variety of international forums, including OPEC, the IEA, the OECD and the International Energy Forum. Mr. Cardoso is also a member of the Mexican delegation on various presidential and cabinet assignments.

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

Tomás García Blanco

Mr. García Blanco graduated with a degree in mining engineering from Oviedo University, a certificate in petroleum engineering from Oil & Gas Consultants International in Tulsa, Oklahoma and an IMD Managing Corporate Resources degree from Laussane University. He has developed his Exploration and Production career internationally in Spain, the United States, Egypt, Libya, Venezuela and Argentina. Mr. García Blanco has held several positions in Repsol YPF, including field engineer, reservoir engineer, production engineer, development manager, production manager, operations manager, business unit manager, director of technical staff and, since August 2006, he has been Director of Exploration and Production.

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

Ángel Ramos Sánchez

Mr. Ramos Sanchez received a degree in Economics and Business Studies from the Universidad Autónoma de Madrid. He has been a director in different areas of our financial department since 1992. Mr. Ramos Sanchez is currently our Director of Administration and Tax.

Ezequiel Eskenazi Storey

Mr. Eskenazi Storey serves as vice president of Agro Franca S.A. He is also an alternate member of the board of directors of Los Boulevares S.A. and Petersen Inversiones S.A., and a member of the board of directors of Petersen, Thiele y Cruz S.A., Santa Sylvia S.A. and Agro Franca S.A. Mr. Eskenazi Storey is the son of Mr. Enrique Eskenazi and the brother of Mr. Sebastián and Mr. Matías Eskenazi.

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

Ignacio Cruz Moran

Mr. Moran has received degrees in public accounting from the University of Buenos Aires. He is an alternate member of the Board of Directors of Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Red Link S.A. and member of the Board of Directors of Banco de San Juan S.A., Nuevo Banco de Entre Ríos S.A., ACH S.A. and Petersen Energía S.A. (Spain). Mr. Moran is currently our Chief Financial Officer.

Eduardo Angel Garrote

Mr. Garrote graduated with a degree in architecture from the University of Buenos Aires. He is a member of the Board of Directors of Nuevo Banco de Santa Fe S.A., and alternate member of the Board of Directors of Nuevo Banco de Entre Ríos S.A. Mr. Garrote also serves as General Manager of Petersen, Thiele y Cruz S.A.

Board practices

In accordance with the Argentine Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent business person. Directors are jointly and severally liable to us, our shareholders and to third parties for the improper performance of their duties, for violating the law or our bylaws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Specific duties may be assigned to a director by the bylaws, applicable regulations, or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined by reference to the performance of such duties as long as the director’s appointment and the determination of duties approved by a shareholders’ meeting is registered with the Superintendency of Corporations.

Only shareholders, through a shareholders’ meeting may authorize directors to engage in activities in competition with us. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the Argentine Corporations Law require prior approval of the Board of Directors or, in the case of an absence of a quorum in a Board of Directors meeting, the Supervisory Committee. In addition, these transactions must be subsequently approved by the shareholders at a general meeting. If our shareholders do not approve the relevant transaction, the directors and members of the Supervisory Committee who approved such transactions are jointly and severally liable for any damages caused to us.

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

The Audit Committee

The Transparency Decree and Resolutions No. 400/02 and No. 402/02 of the CNV, require that Argentine public companies appoint an audit committee (comité de auditoría) composed of at least three members of the Board of Directors. The bylaws must set forth the composition and regulations for the operation of the Audit Committee. A majority of the members of the Audit Committee must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee” below.

Our Audit Committee was created on May 6, 2004. The members of the Audit Committee currently are: president Mario Vázquez, members Mario Blejer, Carlos de la Vega, Federico Mañero and Carlos Bruno, and alternate member Javier Monzón.

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

Activities of the audit committee

The Audit Committee, which pursuant to its regulations meets as many times as needed and at least once every quarter, held 10 meetings between April 2008 and March 2009.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Audit Committee periodically reviews economic and financial information relating to us, supervises the internal financial control systems and oversees the independence of the external auditors.

Economic and financial information

With the help of the Director of Administration and Tax and considering the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors.

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

We have aligned the internal control system for financial reporting with the requirements established by Section 404 of the Sarbanes-Oxley Act, a process supervised by the Audit Committee. These regulations require that, along with the annual audit, a report must be presented from our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting, accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department. Our external auditor reported on our internal control system for financial reporting as of December 31, 2008.

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

The shareholders at a meeting held on April 28, 2009 approved the designation of Deloitte & Co. S.R.L. as external auditors of the financial statements for the year ended December 31, 2009. As of December 31, 2008, and as a consequence of the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.R.L. as our external auditors of the financial statements for the year ending December 31, 2009.

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

As of the date of this annual report, Messrs. Santiago Carnero, Carlos Bruno, Carlos de la Vega, Federico Mañero, Mario Vázquez and Mario Blejer qualified as independent members of our Board of Directors under the above-described criteria.

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

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

The Disclosure Committee is composed of certain of our executive officers, some of whom are also members of our Board of Directors.

The Disclosure Committee is currently composed of the following people:

Name	Position
Sebastián Eskenazi	Chief Executive Officer
Antonio Gomis Sáez	Chief Operating Officer
Carlos Alfonsi	Director of Refining and Logistics
Fernando Dasso	Director of Human Resources
Juan Carlos Miranda	Media Director
Sergio Resumil	Director of Communication
Ignacio Cruz Moran	Chief Financial Officer
Tomás García Blanco	Director of Exploration and Production
Carlos Jimenez López	Director of Management Control
Ángel Ramos Sánchez	Director of Administration and Tax
Rafael López Revuelta	Director of Chemicals
Alfredo Pochintesta	Director of Marketing
Matías Eskenazi Storey	Director of Industrial Subsidiaries
Alejandro Quiroga López	General Counsel
Aquiles Rattia	Director of Reserves Control
Rubén Marasca	Director of Internal Audit

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

Independence of the directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors of U.S. companies listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. The relevant Argentine rules for determining director independence are described under “—Independence of the Members of our Board of Directors and Audit Committee” above.

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

For the period ended December 31, 2008 the aggregate compensation accrued or paid to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps 43.2 million.

During 2008, YPF’s performance-based compensation programs included a bonus plan for approximately 5.000 employees.

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

YPF’s directors do not have any service contracts with YPF.

Supervisory Committee

The Supervisory Committee is responsible for overseeing compliance by the management and the Board of Directors with the Argentine Corporations Law, the bylaws and regulations (if any), and shareholders’ resolutions. The functions of the Supervisory Committee include, among others, attending all meetings of the Board of Directors, preparing a report of the financial statements for our shareholders, attending shareholders’ meetings and providing information upon request to holders of at least 2% of our capital stock.

The bylaws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the bylaws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” For the year 2008, the aggregate compensation paid to the members of the Supervisory Committee was Ps.1,460,375.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Member Since	Age	Term Expires
Silvana Rosa Lagrosa	A	2007	50	2010
Juan A. Gelly y Obes	D	2005	53	2010
Israel Lipsich	D	2008	84	2010
Santiago C. Lazzati	D	2005	71	2010
Carlos María Tombeur	D	2008	54	2010

Guillermo Stok	A	2009	53	2010
Arturo F. Alonso Peña	D	2007	58	2010
Oscar Oroná	D	2008	61	2010
Edgardo A. Sanguineti	D	2008	58	2010
Rubén Laizerowitch	D	2008	55	2010

Silvana Rosa Lagrosa

Mrs. Lagrosa graduated as a certified public accountant from the University of Buenos Aires. She has been a member of the National General Audit Office (Sindicatura General de la Nación (SIGEN)) since 2000, for which she acts as statutory auditor of our company, Lotería Nacional S.E., Ferrocarril General Belgrano S.A., Encotesa e.l. and LAFSA.

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

Israel Lipsich

Mr. Lipsich graduated as a certified public accountant from the University of Buenos Aires. He is currently a member of the Supervisory Committee of Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen, Thiele y Cruz S.A., Santa Sylvia S.A., Turfmax S.A. y Serra Lima S.A.

Santiago C. Lazzati

Mr. Lazzati graduated as a certified public accountant from the University of Buenos Aires. He was a partner of Arthur Andersen from 1974 until he retired in 1993 and was the head of the Audit and Business Advisory Division from 1975 to 1987 and Practice Director from 1987 until his retirement. He is currently working in Argentina and other Latin American countries in consulting, especially in human capital services. He is a business consultant, specializing in topics related to management and human behavior. He is the author of fifteen books and many articles on accounting, auditing and business administration. Additionally, Mr. Lazzatti is assessor of the International Criminal Court in the Hague of all matters concerning the organization of the Office of the Prosecutor in charge, Dr. Luis Moreno Ocampo. Mr. Lazzati is the statutory auditor of Sheraton Hotels and Telefónica de Argentina and a full-time business administration professor of the Universidad Católica Argentina.

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

Guillermo Stok

Mr. Stok has a degree in public accounting from the Universidad Católica Argentina, where he has served as an Associate Professor of Accounting since 1980. He has served in the former General Audit Office of Public Enterprises (Sindicatura General de Entidades Públicos (SIGEP)) and as a member of the Supervisory Committees of YPF, Gas del Estado, Hidronor, Petroquímica General Mosconi, Bahia Blanca Petrochemical, among other entities. He is currently a member of the National General Audit Office (Sindicatura General de la Nación (SIGEN)) and a member of the Supervisory Committees of CAMMESA, EBISA and Consultatio. He is also an Associate Director with the Company Supervision Section of SIGEN.

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

Oscar Alberto Oroná

Mr. Oroná graduated from the Belgrano University of Buenos Aires in 1975. He is a Consultant Lawyer of Cassagne Abogados Law Firm. In 1991 Mr. Oroná completed the Petroleum Management Certificate Program in Boston, Massachusetts. He previously served as a member of the Board of Directors of Astra Compañía Argentina de Petróleo S.A., Terminal Marítima Patagónica S.A., Pluspetrol Energy S.A., Central Dock Sud S.A., Inversora Dock Sud S.A., Empresa Petrolera Andina S.A. (Bolivia), Apex Petroleum Inc., Gas Argentino S.A., Metrogas S.A., Petroken Petroquimica Ensenada S.A. and Empresa de Distribución Eléctrica de Entre Ríos S.A. Mr. Oroná was also the Second Vice President of the Cámara de Sociedades Anónimas and President of the Legal Comité of the Camara de la Industria del Petróleo and of San Isidro Golf Club S.A. He is a member of the Comisión Fiscalizadora of Oleoductos del Valle S.A. and Metrogas S.A., as well as the Colegio de Abogados de Buenos Aires, the American Bar Association, the Asociación de Derecho de la Energía, the Instituto Argentino del Petróleo y Gas (IAPG) and the Association of International Petroleum Negociators (AIPN).

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

Rubén Laizerowitch

Rubén Laizerowitch received his law degree at the University of Buenos Aires. He is an alternate member of Board of Directors of Petersen, Thiele y Cruz S.A., Estacionamientos Buenos Aires S.A. and INWELL S.A., and is a member of Supervisory Commitee of Nuevo Banco de Santa Fe S.A. and Nuevo Banco de Entre Ríos S.A. He is also an alternate member of the Supervisory Committee of Banco Santa Cruz S.A.

Employee Matters

As of December 31, 2008, we had 11,319 employees, including 5,881 employees of the Refining and Marketing business segment, 2,062 employees of the Exploration and Production business segment, and 564 employees of the Chemical business segment.

Approximately 42% of our employees are represented by the labor union “Federación Sindicatos Unidos Petroleros e Hidrocarburíferos” that negotiates labor agreements with us. At the end of 2006, we began new negotiations with other relevant labor unions, that resulted in our extending our agreements with such unions until year 2010. The negotiations involved the economic and social conditions for employees of ours and of third parties that are addressed in the labor agreement. We consider our current relations with our workforce to be generally good.

In Argentina there are currently three collective agreements that regulate labor conditions in refineries, oil fields, gas stations and LPG.

During 2008, several salary agreements have been reached with the labor unions. We have also been involved in the negotiation of labor collective agreements concerning employees from contractor companies, working in oil fields.

On November 26, 2008, YPF and other petrochemical companies agreed to suspend negotiations of collective and salary agreements with the principal oil-related labor unions for a period of six months. YPF has undertaken to maintain the then-current levels of employment for the same period.

As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws which amounted to Ps.686 million. A substantial majority of lawsuits which were originated as a consequence of said restructuring process have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal, the unsettled YPF stocks, according to the “Regime of Participated Property” (this regulation was denominated to the sale of employees’ YPF stocks), and various job-related illnesses, injuries, typically seek unspecified relief.

As of December 31, 2008, YPF was a party in approximately 1,902 labour lawsuits which relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases.

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

We also had 35,427 third-party employees under contract as of December 31, 2008, mostly under contract with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2008.

Employees by Business Units
Exploration & Production	2,062
Refining and Marketing	5,881
Chemical	564
Corporate and Other(1)	2,812

Total YPF	11,319

(1)	Includes 2,016 employees of A-Evangelista S.A.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location
Argentina(1)	11,298
USA	21

Total YPF	11,319

(1)	Includes 2,016 employees of A-Evangelista S.A.

ITEM 7.	Major Shareholders and Related Party Transactions

The following table sets forth information relating to the beneficial ownership of our shares as of the date of this annual report.

	Number of shares	(%)
Repsol YPF(1)	330,551,981	84.04%
Petersen Energía and PEISA	60,813,798	15.46%
Public	1,869,677	0.47%
Argentine federal and provincial governments(2)	11,388	<0.01%
Employee fund(3)	65,949	0.03%

(1)	Share ownership amounts and percentages do not reflect the remaining option granted to certain members of the Eskenazi family, who are affiliates of Petersen Energía, by Repsol YPF to purchase up to an additional 10% of our capital stock pursuant to the Petersen Options described in further detail below.
(2)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively.
(3)	Reflects the ownership of 65,949 Class C shares.

On February 21, 2008, Petersen Energía S.A. (“Petersen Energía”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million (the “Petersen Transaction”). In addition, Repsol YPF also granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them (the “Option Beneficiaries”) to purchase up to an additional 10.1% of our outstanding capital stock within four years (the “Petersen Options”). On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, have been tendered.

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

Option Agreements

Repsol YPF granted certain members of the Eskenazi family, who are affiliates of Petersen Energía, an option to purchase the number of Class D shares or ADSs amounting to 0.1% of our capital stock, pursuant to the first option agreement (which was exercised in May 2008), and an option to purchase an additional number of Class D shares or ADSs amounting to 10.0% of our capital stock (collectively, the “Option Shares”), pursuant to the second option agreement, subject to certain terms and conditions. The Petersen Options expire on February 21, 2012. The exercise price per Option Share shall be determined in accordance with the following formula: (i) U.S.$15 billion multiplied by the consumer price index published monthly by the United States Bureau of Labor Statistics for the period from the date of the option agreements through the exercise date, (ii) plus or minus our accumulated results from the date of the option agreements through the exercise date (with certain adjustments for taxes paid), determined based on our financial statements for the fiscal years ending after the date of the option agreements, (iii) minus dividends paid from the date of the option agreements through the exercise date, (iv) plus or minus any changes in our share capital, (v) divided by the number of shares outstanding on the exercise date.

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

The beneficiaries of the Petersen Options agreed that, if they exercise their option under the second option agreement, they will not transfer for a period of five years the 10% of our outstanding capital stock that is subject to that agreement, but have not made such an agreement as to the 0.1% of our capital stock that was acquired pursuant to the first option agreement.

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

Dividends

Repsol YPF and Petersen Energía have agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute an additional dividend of U.S.$850 million, to be paid jointly with the ordinary dividends in 2008 and 2009.

Tender Offer by Petersen Energía

Repsol YPF had agreed not to participate in the tender offer for our shares that Petersen Energía or its affiliates were required to make when they acquired 15% or more of our outstanding capital stock (as a result of its exercise of one of the Petersen Options, or otherwise).

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

Related Party Transactions

All material transactions and balances with related parties are set forth in Note 7 to the Audited Consolidated Financial Statements. The principal such transactions were the collection of short-term intercompany loans granted by us at market rates of interest (which amounted to Ps.2,423 million in 2008), intercompany loans obtained by us from a subsidiary of Repsol YPF, S.A. at market rates of interest (which amounted to Ps. 1,117 million in 2008) our sales of refined and other products to certain affiliates (which amounted to Ps.2,447 million in 2008), and our purchase of petroleum and other products that we do not produce ourselves from certain affiliates (which amounted to Ps.1,488 million in 2008). The prices of the transactions with related parties approximate the amounts charged by and/or to us by unrelated third parties.

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

Financial Statements

See Item 18 for our Consolidated Financial Statements.

Legal Proceedings

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold us harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of Yacimientos Petrolíferos Fiscales Sociedad del Estado as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, we have been required to advance the payment of amounts established in certain judicial decisions, and have subsequently been reimbursed or are currently in the process of requesting reimbursement from the Argentine government of all material amounts in such cases. We are required to keep the Argentine government apprised of any claim against us arising from the obligations assumed by the Argentine government. We believe we have the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity, which payments in any event have to date not been material. This indemnity also covers fees and expenses of lawyers and technical consultants subject, in the case of our lawyers and consultants, to the requirement that such fees and expenses not be contingent upon the amounts in dispute.

Reserved, probable contingencies

In the ordinary course of our business, we are a party to various actions, including approximately 1,902 labor lawsuits as of December 31, 2008, for which provisions of Ps.50 million have been made.

Reserves totaling Ps.1,821 million, Ps.1,898 million, and Ps.1,571 million as of December 31, 2008, 2007 and 2006, respectively, have been established to provide for contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims reserved are described in the following paragraphs.

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

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, we believe that our defense based on the statute of limitations is solid. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, we believe that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). We filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations without deciding in advance on the statute of limitations defense claimed by us; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by us on the grounds of lack of majority of the CNDC in passing the objected resolution. On August 31, 2004, we appealed the resolution passed by the CNDC that rejected our statute of limitations defense. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters, which subsequently referred the proceeding to Chamber B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that we shall produce during this proceeding. During August and September 2007, hearings involving the testimony of witnesses proposed by us took place. Despite the arguments expressed by us, the above-mentioned circumstances make evident that, preliminarily, the CNDC rejects the defenses filed by us and that the CNDC is reluctant to modify the doctrine provided by Resolution No. 189/99. On August 12, 2008, Chamber B of the National Court of Appeals in Criminal Economic Matters rejected our statute of limitations argument. We have appealed this decision. Upon Chamber B’s confirmation of the CNDC’s resolution, YPF filed a cassation and an extraordinary appeal on the basis that the CNDC bases its arguments on Law No. 22,262, while Chamber B relies on the application of Law No. 25,156. Chamber B of the National Court of Appeals in Criminal Economic Matters rejected both appeals. YPF has consequently presented two complaint appeals: one against the rejection of the cassation appeal (rejected on December 18, 2008) and another against the rejection of the extraordinary appeal (rejected on February 17, 2009). Both appeals are under evaluation. Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the CNDC denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the National Court of Appeals in Criminal Economic Matters’ decisions tend to confirm the decisions made by the CNDC.

Alleged defaults under natural gas supply contracts – Innergy, et al. Since 2004, the Argentine Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, imposed direct volume limitations on natural gas exports in different ways. As a result of these measures, from 2004 to the present, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers.

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

Innergy Soluciones Energéticas S.A. (“Innergy”) has filed an arbitral claim against us based on its “deliver or pay” clause, seeking U.S.$87.7 million in damages as of August 2007, plus interest (as calculated by Innergy on September 17, 2007). This amount increases as Innergy invoices “deliver or pay” amounts to us on a monthly basis, beginning in September 2007, for partially missed deliveries. In addition to our claim of force majeure, we have counterclaimed against Innergy for contract termination based upon the “statutory hardship” exemption set forth in Article 1198 of the Argentine Civil Code, in light of recent substantial increases in Argentine export duties on natural gas that make our cost of delivering natural gas to Innergy significantly higher than the price to be paid to us by Innergy for such deliveries. After Innergy filed its Reply and Counterclaim Response on December 5, 2008, the parties agreed on a settlement to their dispute which was finally executed on June 18, 2009.

We are also currently in pre-arbitral settlement discussions with the other two clients that have sought damages from us under the “deliver-or-pay” clause, Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. These companies have claimed damages through November 2006 in a total amount of approximately U.S.$41 million and, from December 2006 through September 2007, for an additional total amount of U.S.$52 million. We have opposed such claims. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. Although such period is overdue, the Company has not been notified of the initiation of the arbitration demands.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (AESU) claimed damages in a total amount of U.S.$28.1 million for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of U.S.$2.7 million for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. We have contested both of these claims. Both parties have suspended the fulfillment of their obligations under the contract. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF’s obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU’s obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009, AESU notified YPF that it was terminating the contract. See “—Arbitration with AES Uruguaiana Emprendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, YPF is subject to certain claims from natural gas transportation suppliers in relation to payments on contracts associated with natural gas exports. One of the parties initiated mediation proceedings with us in order to determine the merits of its claim. As of the date of this annual report, the mediation proceedings, which have concluded, have not resulted in an agreement. No lawsuit related to these claims has been filed against YPF as of the date of this annual report.

Alleged defaults under natural gas supply contracts – Central Puerto. Central Puerto S.A. (“Central Puerto”) has made claims against us for cutbacks in natural gas supply pursuant to the contract with Central Nuevo Puerto, Central Puerto Nuevo, and the combined cycle in the city of Buenos Aires. We have formally denied such breach, based on the fact that, pending the restructuring of such contracts, we are not obligated to confirm nominations of natural gas during certain periods of the year. On June 6, 2007, Central Puerto notified us of its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce. On June 21, 2007, we appointed our arbitrator and notified Central Puerto of our decision to submit to arbitration the controversy regarding the amounts due by Central Puerto. On July 23, 2007, Central Puerto filed an arbitral claim against us. On September 24, 2007, we answered Central Puerto’s claim and filed counterclaims asking the arbitral tribunal for: (i) a declaration of the termination of the contract; or (ii) as a subsidiary claim in case the arbitral tribunal rejects the request for termination of the contract, the restructuring of the contract under the Civil Law principles of “Teoría de la Imprevisión” (hardship provision under Article 1198 of the Argentine Civil Code) and “Sacrificio Compartido” (both-parties-effort) and (iii) payment by Central Puerto of “take or pay” amounts owed by Central Puerto for certain amounts produced but not taken between 2002 and 2004. On December 3, 2007, Central Puerto submitted a presentation requesting that the arbitral tribunal reject all of our claims. On February 11, 2008, a hearing took place among the members of the arbitral tribunal and the parties at which a document setting forth procedures for the arbitration was agreed upon and signed by the parties. In that document, Central Puerto indicated that it could not quantify its damages until its experts had completed their work. On April 29, 2008, the arbitral tribunal issued an order setting a schedule for the next phase of the arbitration. On October 1, 2008, the parties produced their evidence before the arbitral tribunal. On October 16, 2008, the parties suspended proceedings for 30 days. On December 5, 2008, the arbitral tribunal issued Procedural Order N° 19, which ordered the initiation of the evidence production period. On February 27, 2009, the parties presented briefs of claim and counterclaim, respectively, together with the corresponding evidence, as well as the amounts claimed. On April 27, 2009, the parties presented their respective replies to the briefs previously presented, as ordered by the Court, and Central Puerto claimed a new amount. On May 19, 2009, YPF rejected Central Puerto’s new claim arguing that such claim should have been made on February 27. On May 26, 2009 Central Puerto rejected YPF’s argument. On June 26, 2009 the parties entered into a settlement agreement by which the contract with Central Nuevo Puerto, Central Puerto Nuevo, and the combined cycle in the city of Buenos Aires was terminated, resigning the parties to any actions, rights or claims under the contract or this arbitration.

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

On December 27, 2002, a group of 264 claimants who resided near the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps.60.1 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343, and 126 neighbors, respectively. The first group has made a claim for compensation of Ps.17 million, the second group has made a claim for compensation of Ps.45.2 million and the third one has made a claim of Ps.18.5 million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata Refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

We have been informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings against us on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages (on account of the existence of volatile particles and/or hydrocarbon suspension), non-fulfillment of a remediation schedule of canals, and the existence of allegedly clandestine disposal sites. On September 25, 2008, the Federal Court in Criminal matters decided not to make any formal accusations and dismissed the proceedings.

AFIP tax claims. On January 31, 2003, we received a claim from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”), stating that the forward oil sale agreements entered into by us (see “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources—Transactions with unconsolidated variable interest entities”) should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to us the claim for approximately Ps.45 million plus interest and fines. Additionally, on June 24, 2004, we received a new formal claim from the AFIP, asserting that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments. Consequently, during 2004, we presented our defense to the AFIP, rejecting the claims and arguing our position. However, on December 28, 2004, we received formal communication of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. We have appealed such resolution in the National Fiscal Court. However, in order to reduce interest charges YPF would suffer if final resolution was unfavorable, subsequent to March 31, 2009, YPF has enrolled in the regime provided in the Law No. 26,476 with respect to disputed taxes. This regime waives fines, significantly reduces interest, and allows the payment of taxes under dispute in 120 low-interest installments. Additionally, in 2006, we conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods) and filed reimbursement summary proceedings so as to avoid facing interest payments or a fine. On March 14, 2008 the AFIP notified us of the rejection of the reimbursement previously mentioned. That decision has been appealed to the National Fiscal Court.

In addition, we have received several other claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF. In July 2002, EDF Internacional S.A. (“EDF”), initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against us, among others, seeking payment from us of U.S.$69 million which was afterward increased to U.S.$103.2 million plus interests. EDF claims that under a Stock Purchase Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de

Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso that EDF asserts to have occurred prior to December 31, 2001. Our position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. We have filed a counterclaim against EDF in the amount of U.S.$13.85 million as a purchase price adjustment. We believe that EDF’s claim is without merit. The arbitral award dated October 22, 2007 accepted the claim against us awarding damages against us in the amount of U.S.$40 million and also accepted our counterclaim against EDF in the amount of U.S.$11.1 million. Consequently, the amount payable by us should the award become final is U.S.$28.9 million plus costs and interest. We have challenged the award by filing an extraordinary appeal before the Argentine Supreme Court and an appeal before the Federal Court of Appeals on Commercial Matters. In April 2008 the Federal Court of Appeals on Commercial Matters suspended the effects of the arbitral award pending its appeal.

Furthermore, EDF sought the enforcement of the arbitral award before a court in Delaware, in the United States. We successfully sought the dismissal of this complaint on the grounds that the arbitral award has been suspended by an Argentine court and, consequently, the Delaware complaint is not permitted under Article 5 of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards. EDF is also seeking the enforcement of the arbitral award before a court in Paris, France.

Quilmes claims. Citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.47 million plus interest as compensation for alleged personal damages. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud that was operated by Yacimientos Petrolíferos Fiscales Sociedad del Estado. The leaked fuel became perceptible in November 2002, resulting in remediation that is now being performed by us in the affected area, supervised by the environmental authority of the province of Buenos Aires. We have requested an extension of the time to answer the complaint to allow us time to evaluate certain documents submitted to the court by the plaintiffs. We have also notified the Argentine government that we will implead it at the time we answer the complaint in order to request that it indemnify us against any liability and hold us harmless in connection with this lawsuit, as provided by Law No. 24,145. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a judicial award declaring this administrative decision null and void. Such award is still pending. There are 29 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps.4.6 million. In these cases, we believe that the Argentine government will contest its obligation to indemnify and hold us harmless by claiming that the alleged damages were not caused by the 1988 leak. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations.

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

Capital control-related proceedings. On December 9, 2002, we filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and byproducts, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/01. On December 9, 2002, a federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with our access to and use of 70% of the foreign exchange proceeds from our hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, we expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this decree. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency.” On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeals’ decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency prior to the issuance of Decree No. 2,703/02. On December 15, 2003, we filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed our motion for clarification, indicating that the regulations included in Decree No. 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with our access to foreign exchange proceeds, as described above. On February 19, 2004, we filed an extraordinary appeal before the Argentine Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy. If the Central Bank were to reassert and prevail before the courts in the argument that the exemption allowing oil and gas companies to keep up to 70% of export proceeds abroad during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02 was not available, we could be subject to material penalties.

On October 12, 2007, we were notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and the failure to repatriate the remaining 70%, in connection with some hydrocarbon export transactions made in 2002 (during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02). In this administrative summary proceeding, charges were brought against us in the amount of U.S.$1.6 million, and it has been advised that the conduct of a bank that handled other of our export transactions made in 2002 be investigated, which could give rise to the initiation of further proceedings. Administrative summary proceedings have already been brought against the bank. Nevertheless, a final and unchallenged judicial judgment recently issued by a First Instance Court in Criminal Economic Matters in a similar administrative summary proceeding against a different company for alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on well-founded arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina recently issued an opinion in similar administrative summary proceedings involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed. On April 30, 2009, in similar administrative proceedings involving another oil company, the National Administrative Court of Appeals resolved the matter in favor of that company, on the basis that the free disposal regime of up to 70% of export proceeds was in force during 2002, upon the publication of Decree No. 1638/01 on December 12, 2001. YPF’s management is not aware of whether the National Government has filed an appeal before the Argentine Supreme Court against such decision.

CNDC investigation. On November 17, 2003, the CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Protection Law, from a group of almost 30 natural gas production companies, including us, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, we received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by us, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of

Law 25,156. On January 15, 2007, the CNDC charged us and eight other producers with violations of Law 25,156. We have contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and have presented evidence in support of our position. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Protection Law, we filed with the CNDC a commitment according to Article 36 of the Antitrust Protection Law requesting that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. We are still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals.

The CNDC has commenced proceedings to investigate us for using a clause in bulk LPG supply contracts that it believes prevents buyers from reselling the product to third parties and therefore restricts competition in a manner detrimental to the general economic interest. We have asserted that the contracts do not contain a prohibition against resale to third parties and have offered evidence in support of our position. On April 12, 2007, we presented to the CNDC, without acknowledging any conduct in violation of the Antitrust Protection Law, a commitment consistent with Article 36 of the Antitrust Protection Law not to include such clauses in future bulk LPG supply contracts, among other things, and requested that the CNDC terminate the proceedings. We are still awaiting a formal response. On November 5, 2008, the Argentine Secretariat of Domestic Commerce approved the commitment formulated by YPF, ordered us to communicate and publish the commitment for one day in the Official Gazette and in a newspaper and suspended the proceedings for three years. We have already complied with the aforementioned notification and publication requirements.

Noroeste basin reserves review. The effectiveness after certain specific dates of natural gas export authorizations (related to production in the Noroeste basin) granted to us pursuant to Resolution S.E. Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Argentine Secretariat of Energy, is subject to an analysis by the Argentine Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by us in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for us. We have submitted to the Argentine Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación S.A., Empresa Eléctrica del Norte Grande S.A and Electroandina S.A. (collectively, the “Clients”), involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively. We have not yet received a response from the Argentine Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the technical sector of the Argentine Secretariat of Energy addressed this file and concluded, without resolving the question that we have not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that we did not act as a prudent and diligent operator and/or did not have sufficient reserves, we could be responsible for the damages that this situation causes to the Clients.

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

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. The plaintiffs are claiming for the remediation of environmental damages, punitive damages and other damages including the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act, the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. DEP filed its Second

Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal from YPF. Notwithstanding, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. See “—YPF Holdings.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was notified, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145 and Decree 546/1993. Our request is currently pending.

Dock Sud claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.,” a lawsuit before the Argentine Supreme Court, in which the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage to the Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Argentine Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and Cofema submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. The National State as well as the Province and City of Buenos Aires will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). Additionally, the Argentine Supreme Court declared that it will determine whether and how much liability is to be borne by the parties involved; (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages” in which the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

La Plata Refinery environmental claims. On June 6, 2007, we were served with a new complaint in which nine residents of the vicinity of the La Plata Refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of approximately Ps.51.5 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiffs, if proven, may be attributable to events that occurred prior to YPF’ s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to Law 24,145. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. We believe that any contamination that may exist could be attributable to numerous sources, including dumping of refuse over many years by other industrial facilities and by ships.

Additionally, we are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata Refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Concessions on Hydrocarbon bearing zones – Provincial claims. We have been notified of Resolution 433/08 issued by the Ministry of Production, Hydrocarbon Department of the Río Negro Province concerning compliance with certain obligations by exploitation concessionaires in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Río Negro Province. This resolution asserts that we, among others, in our capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, we could be at risk of termination of these concession contracts. In light of the above, and consistent with provisions of the Hydrocarbons Law, we were requested to submit a response.

The Hydrocarbons Law grants the concessionaire and/or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof. Accordingly, on May 29, 2008, we filed a request for nullification of Resolution 433/08, since this resolution failed to grant us this right. Additionally, on June 13, 2008, we submitted a response denying the charges against us and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, we filed a writ requesting the production of certain evidence and the appointment of our technical expert. As of the date of this annual report, we have argued certain aspects related to the production of evidence. On March 13, 2009, the Hydrocarbon Department postponed and suspended, for sixty and twenty labor days, respectively, the production of evidence.

Arbitration with Transportadora de Gas del Mercosur S.A. (TGM). YPF was notified by the International Chamber of Commerce (ICC) of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments in an approximate amount of U.S.$10 million, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF, AESU and Companhia de Gás do Estado do Río Grande do Sul (Sulgás), referred below. See “—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de

Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract, based on its termination rights upon the termination by AESU and Sulgás of the natural gas export contract discussed below. Furthermore, on April 6, 2009, YPF registered a request for arbitration at the ICC against TGM, among other parties, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract by AESU and Sulgás. YPF requested that the two proceedings be combined.

On the same date, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás. See “—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM),” below.

Litigation with Transportadora de Gas del Norte S.A. (TGN). On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The complaint is based on the termination of the referenced natural gas export contract and the legal impossibility of assigning the transportation contract to other shippers because of certain changes in law in effect since 2002; as a second order matter, the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004; and as a third order matter, the Teoría de la Imprevisión (hardship provision under Article 1198 of the Argentine Civil Code) available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

Pluspetrol Energy S.A. contractual obligations. Pluspetrol and Gas Atacama Generación S.A. (“Gas Atacama”), had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, on March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which the natural gas export tax withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy of its intention to terminate the aforementioned agreement. As a result, the parties have initiated discussions in order to reach a new agreement considering the new regulatory framework. If the parties were not able to reach an agreement, they could potentially resort to arbitration.

Non-reserved, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to us, and requested explanations under Art. 29 of the Antitrust Protection Law. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. On September 2, 2008, the CNDC issued Note No. 1131/08 requesting information in relation to the prices in the internal and external markets corresponding to the years 2000-2008. On October 7, 2008, YPF presented the information. On December, 10, 2008, the CNDC requested YPF to file the LPG export contracts signed during the years 2001-2004 as well as to explain the evolution of the prices in the internal and external markets of propane and butane during the March to December period in the years 2001-2004. On December 16, 2008, YPF presented the requested information.

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

On August 31, 2004, the province of Neuquén filed with the Federal Court of the province of Neuquén (the “Federal Court”) a claim against Atalaya Energy and 19 oil and gas companies, including us, claiming compliance with Section 6 of Law No. 25,561 for the calculation of royalties regarding hydrocarbons produced within the province of Neuquén. Section 6 of Law No. 25,561 provides that in no event will export withholdings reduce the wellhead prices for the calculation and payment of hydrocarbon royalties. According to the province of Neuquén’s reading of Section 6 of Law No. 25,561, the oil and gas companies producing hydrocarbons in the province of Neuquén should not make any deduction based on export withholdings for the calculation of royalties corresponding to hydrocarbons sold in the domestic market. The Federal Court issued an interim measure ordering the oil and gas companies to calculate and pay royalties on the basis of international prices. We filed an appeal against such interim measure. On October 5, 2005, the Federal Court granted our appeal. Additionally, the Federal Court clarified that Section 6 of Law No. 25,561 shall be applied only to the calculation of royalties regarding exported hydrocarbons. The province of Neuquén appealed this decision to the National Court of Appeals, which declared that it lacked jurisdiction and referred the case to the Argentine Supreme Court. In 2006, the Argentine Supreme Court also declared that it lacked jurisdiction, and returned the case file to the Federal Court. We also requested the Argentine Supreme Court to order the Federal Court to restrain from continuing proceedings. The Argentine Supreme Court denied such request and we filed a writ requesting the reversal of such decision. On May 14, 2007, the judge issued an opinion declaring that the Federal Court lacked jurisdiction to hear our royalties dispute case and the case was transferred to the administrative courts of the province of Neuquén. On May 17, 2007, we presented our appeal on the basis that the judge failed to consider recent jurisprudential records of the Federal Court (the case of the Neuquén Decrees) that acknowledged that royalties disputes posed a valid federal question. On June 29, 2007, the judge rejected our motion in limine but subsequently accepted our motion of appeal. We have filed a request with the Federal Court requesting jurisdiction over the royalties litigation, in light of the above-mentioned recent jurisprudence.

On September 17, 2008, the province of Neuquén and YPF executed an agreement on crude oil and natural gas prices applicable to the calculation of royalties. The agreement provides for the calculation of royalties to be made using domestic sales prices as provided in the Hydrocarbons Law and that the province of Neuquén shall withdraw the legal proceeding filed against YPF for royalties calculated prior to July 1, 2008.

Other export tax disputes. During 2006 and 2007, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. In December 2008, the Customs General Administration of Neuquén rejected our arguments and issued a resolution against us. We will appeal before the National Fiscal Court. Although our management, based on the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Mendoza royalties dispute. Following demands by the province of Mendoza that the international market price be applied to internal market transactions based on an interpretation of Section 6 of Law No. 25,561 (similar to the above-mentioned claim made by Neuquén), we commenced an administrative proceeding. Our request is currently pending. Additionally, YPF filed a declaratory action with the Argentine Supreme Court, with application for an injunction to declare unconstitutional the interpretation that the province of Mendoza applies to Section 6 of Law No. 25,561. On April 7, 2009, we were notified that the Argentine Supreme Court declared itself competent to hear the case brought by YPF, and issued a preliminary injunction to restrain the province of Mendoza from applying the international market price in calculating the royalties payable by YPF. The final resolution of this case is still pending.

Neuquén concession investment dispute. On November 22, 2007, we received Note No. 172/07 of the Argentine Secretariat of Energy and Mining of the province of Neuquén (SEEyM), alleging material shortfalls in our investments pursuant to the Extension Agreement for the Loma de la Lata – Sierra Barrosa Concession, executed on December 5, 2000 (the “Extension Agreement”). The Note provided that: (i) “YPF shall immediately explain the reasons for the detected underinvestment, subject to immediate forfeiture of the concession extension”; (ii) “this serious incident makes it necessary to delay any negotiations with this company for the purpose of any concession extensions”; (iii) the proceedings will be remitted to the Provincial Legislature so that the legislators may weigh this “incident” at the time of reviewing any extension to the contracts; and (iv) legal rights were reserved for the institution of legal actions “to comprehensively redress the damage caused.”

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

In addition to the SEEyM’s failure to observe Section 80 of the Hydrocarbons Law, which requires a controlling authority to warn permission holders and concession operators and to allow them to cure violations, we believe that:

(i) we have made the investments agreed to under the Extension Agreement for the first of the three periods (ended on December 31, 2005), which is the subject of Note No 172/07, whether calculated in U.S. dollars or in pesos (though we believe they should be calculated in pesos);

(ii) during almost two years since the end of the first period, we have made investments in the province of Neuquén of approximately U.S.$1,830 million (for a cumulative amount of U.S.$5,350 million since 2000), which greatly exceeds the difference alleged by the province in Note No. 172/07 and demonstrates the completion of our performance of the requisite investments for the first period (U.S.$2,500 million related to the years 2006-2011); and

(iii) the investment obligations are convertible into pesos at a one-to-one ratio by effect of the emergency regulations enacted in 2002 (including Section 1 of Decree 214/04) and in light of economic reality, as the size and scope of the investments that could be made at the time the Extension Agreement was entered into differs drastically from the amount possible after devaluation in 2002. Our arguments in this regard are considered without prejudice to asserting the “unforeseen conditions” doctrine under Argentine law due to the significant change in circumstances, as the right to assert the doctrine was not waived in the Extension Agreement.

We have challenged Note No. 172/07 through administrative and judicial proceedings. By means of Resolution No. 178/08 the province of Neuquén’s Natural Resources State Secretariat rejected our filing against Note No. 172/07 only as regards the jurisdiction of the province of Neuquén to review the Extension Agreement. However, it recognized that the investments informed for years 2006-2007 amended the differences of the first period (which were declared as no material) and certified that YPF S.A. complied with its duties for the first period 2000-2005.

Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM). On April 6, 2009, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás claiming damages in an amount of approximately U.S.$1,052 million, which includes damages for the matter described above with respect to AESU, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. See “—Alleged defaults under natural gas supply contracts – Innergy, et al,” above. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts.

Furthermore, on April 6, 2009, YPF registered a request for arbitration against AESU, Sulgás and TGM at the ICC seeking a declaration from the arbitral tribunal that, among other things, AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract. See “—Arbitration with Transportadora de Gas del Mercosur S.A. (TGM).”

Additional information

On January 21, 2005, we were notified of a request made by Empresa Nacional de Electricidad S.A. (“ENDESA”) for arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause relates to increased natural gas deliveries and ENDESA has requested payment of a contractual penalty resulting from our alleged failure to deliver the required amounts. The contract term is 15 years. ENDESA’s claim amounted to U.S.$353.8 million, while asserting that there had been willful misconduct on our part. Thereafter, the parties entered into (i) an agreement for the amendment of the gas supply agreement in order to adapt it to the export restrictions imposed by the Argentine government (the “Amendment”) and (ii) an agreement for the termination of the arbitration (the “Termination Agreement”), both subject to the Argentine Secretariat of Energy’s approval. On August 31, 2007, we were notified of the Argentine Secretariat of Energy’s approval. Thereafter, the parties informed the tribunal of the termination of the arbitration by mutual agreement. We have paid ENDESA U.S.$8 million pursuant to the Termination Agreement and ENDESA has foregone all claims based on past conduct. Finally, the Amendment adjusted the maximum semi-annual compensation that we would have to pay in connection with deficiencies in natural gas deliveries.

On August 11, 2006, we received Note SE No. 1009 (the “Note”) from the Argentine Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Noroeste basin, in relation to the export authorization granted by Resolution S.E. No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between us and Gas Atacama, for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization were to be reduced by 20%, affecting the export contract. We filed an answer to the Note on September 15, 2006 stating our allegations and defenses.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings Inc., a Delaware corporation.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. See “—YPF Holdings—Operations in the United States.”

As of December 31, 2008, YPF Holdings’ reserves for environmental and other contingencies totaled approximately U.S.$183 million. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of December 31, 2008, YPF Holdings has reserved approximately U.S.$15 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, these studies were substantially completed in 2005. In addition, the EPA and other agencies are addressing the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with certain other entities, has agreed to participate in and fund a remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of RIFS costs among themselves based on a number of considerations.

Tierra, acting on behalf of Occidental, is also performing and funding a separate RIFS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA. The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay. Tierra has reached agreement with five of these parties to contribute annually toward Newark Bay study costs, and is continuing to negotiate with other parties.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River described above. The development of this Plan was estimated by the DEP to cost approximately U.S.$2.3 million. The DEP has advised the recipients that they are not required to respond to the directive until otherwise notified. Also in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. Notwithstanding, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. See “Legal Proceedings—Argentina—New Jersey Claims.”

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did a number of other interested parties. EPA has recently stated that a revised remedy proposal will be issued sometime in 2009. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees (“Trustees”), sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined the NOAA’s request, citing concerns with matters such as the FFS. In January 2008, the NOAA sent a letter to us, YPF Holdings, CLH Holdings Inc. and other entities designating each as a potentially responsible party (“PRP”), all of which have denied being a PRP. In November 2008, Occidental and Tierra entered into an agreement with the Trustees to fund a portion of the Trustees’ past costs and conduct certain assessment activities during 2009. A group of approximately 20 other parties has also entered into a similar agreement with the Trustees.

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which will encompass the removal of 40,000 cubic yards, is scheduled to begin in 2010 and is expected to be completed approximately nine months later. The first phase of clean up is estimated to cost approximately U.S.$44.7 million. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the AOC, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work through a trust fund. As of the date of this annual report, U.S.$12 million have been contributed to the fund; an additional U.S.$10 million must be contributed every six months until a total of U.S.$80 million has been deposited into the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. During the removal work, certain contaminants not produced by the former Chemicals plant, such as PCBs and mercury, will be removed along with dioxin. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RIFS addressing the lower 17-mile portion of the Passaic River, and the RIFS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

As of December 31, 2008, YPF Holdings has reserved approximately U.S.$87 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area comprising the estimated costs for studies, estimated costs in connection with the AOC, and certain other matters related to the Passaic River and Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. How these matters are resolved, including the development of new information, the imposition of natural resource damages or the selection of remedial actions differing from the scenarios we have proposed could result in Maxus and Tierra incurring material costs in addition to the amount currently reserved.

Hudson and Essex Counties, New Jersey. Until the 1970s, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work associated with the issues described below.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have come to an agreement regarding this matter, pursuant to which Tierra will pay U.S.$5 million, and will remediate 3 sites, at an estimated cost of U.S.$2.1 million. In addition, in 2008 the DEP approved the construction of certain interim remedial measures relating to the Kearny Plant; work on those remedial measures has begun.

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

As of December 31, 2008, YPF Holdings has reserved a total of approximately U.S.$30 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The Ohio Environmental Protection Agency (“OEPA”) has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately U.S.$4 million as of December 31, 2008 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a settlement with federal and state natural resources trustees in connection with claims for natural resources damages. As of December 31, 2008, YPF Holdings has reserved approximately U.S.$13 million for its estimated share of the remediation and the natural resources damages settlement associated with the Greens Bayou facility.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. YPF Holdings has reserved approximately U.S.$0.3 million as of December 31, 2008 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At December 31, 2008, YPF Holdings had reserved approximately U.S.$3 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

“Agent Orange” and VCM Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters As of December 31, 2008, YPF Holdings had reserved approximately U.S.$17 million in respect of this matter. In March 2009, Maxus paid $14.9 million to Occidental, and remains in discussions with Occidental regarding other amounts due.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. As a result, the court’s decision requires Maxus to pay, on behalf of Occidental, approximately 16% of those costs incurred by one of the plaintiffs. Maxus has appealed. As of December 31, 2008, YPF Holdings has reserved approximately U.S.$4 million in respect of this matter.

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

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2004	44.00	35.95
2005	69.20	43.20
2006	57.38	37.00
2007	50.10	34.37
2008	49.00	41.11
2009(1)	47.00	16.81

(1)	Through June 26, 2009.

The following table sets forth, for each quarter of the most recent two financial years and the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2007:
First Quarter	50.10	41.14
Second Quarter	46.41	41.42
Third Quarter	45.91	34.37
Fourth Quarter	44.97	37.02
2008:
First Quarter	43.90	37.75
Second Quarter	48.31	42.75
Third Quarter	48.61	45.40
Fourth Quarter	49.00	41.11
2009:
First Quarter	47.00	16.81
Second Quarter(1)	35.90	23.09

(1)	Through June 26, 2009.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2008:
December	49.00	45.70
2009:
January	47.00	42.75
February	43.15	29.00
March	27.60	16.81
April	28.60	23.09

	High	Low
May	34.30	28.86
June(1)	35.90	28.25

(1)	Through June 26, 2009.

As of December 31, 2008 there were approximately 225.4 million ADSs outstanding and approximately 87 holders of record of ADSs. Such ADSs represented approximately 57.3% of the total number of issued and outstanding Class D shares as of December 2008. Repsol YPF (including its other subsidiaries) was the holder of 163.8 million of our ADSs at that date, while Petersen Energía and PEISA collectively held 61.6 million of our ADSs.

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

Certain information regarding the Argentine stock market is set forth in the table below.

	2008	2007	2006	2005
Market capitalization (in billions of pesos)(1)	1,234	1,773	1,229	771
As percent of GDP(1)	121.6%	227.2%	183.4%	163%
Volume (in millions of pesos)	237,790	209,905	131,984	145,535
Average daily trading volume (in millions of pesos)	962.71	849.82	532.19	577.52

(1)	End-of-period figures for trading on the BASE.

Source: CNV and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2004	130.00	103.00
2005	205.00	128.00
2006	177.50	115.00
2007	153.00	110.90
2008	183.00	118.00
2009(1)	162.00	64.00

(1)	Through June 26, 2009.

The following table sets forth, for each quarter of the most recent two financial years, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2007:
First Quarter	153.00	126.00
Second Quarter	143.50	127.00
Third Quarter	143.50	107.80
Fourth Quarter	142.00	118.00
2008:
First Quarter	142.00	118.00
Second Quarter	155.50	136.00
Third Quarter	153.00	144.50
Fourth Quarter	183.00	137.00
2009:
First Quarter	162.00	64.00
Second Quarter(1)	136.00	90.00

(1)	Through June 26, 2009.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2008:
December	164.00	159.00
2009:
January	162.00	151.50
February	154.00	109.00
March	106.50	64.00
April	108.00	90.00
May	132.00	108.00
June(1)	136.00	113.00

(1)	Through June 26, 2009.

As of December 31, 2008, there were approximately 7,160 holders of Class D shares.

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

Capital Stock

Our capital stock consists of Ps.3,933,127,930, divided into 3,764 Class A shares, 7,624 Class B shares, 65,949 Class C shares and 393,235,456 Class D shares, each fully subscribed and paid, with a par value of ten pesos each and the right to one vote per share. Our total capital stock has not changed since December 31, 2004.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy and Production, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 28, 2007, 1,409,755 Class C shares had been converted into Class D shares. See “Item 4. Information on the Company—History of YPF.”

The Class A shares held by the Argentine government became eligible for sale in April 1995 upon the effectiveness of legislation which permitted the Argentine government to sell such shares. In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares at a price of U.S.$44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. On November 4, 1999, Repsol YPF acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of our Class B, C and D shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra, as of December 31, 2008, Repsol YPF owned 330,551,981 Class D shares and therefore controlled us through a 84.04% ownership interest. On February 21, 2008, Petersen Energía S.A. (“Petersen Energía”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million (the “Petersen Transaction”). In addition, Repsol YPF also granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them (the “Option Beneficiaries”) to purchase up to an additional 10.1% of our outstanding capital stock within four years (the “Petersen Options”). On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. The offer period commenced on September 11, 2008 and expired on October 20, 2008. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, have been tendered.

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

The composition of certain of our Board committees, as well as the roles of certain members thereof, will change upon the implementation of the requirements of the shareholders’ agreement between Repsol YPF and Petersen Energía. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

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

We have distributed over 85% of our net income attributable to the years 2001 through 2006 in dividends to our shareholders. We have not adopted a formal dividend policy. Any dividend policy adopted will be subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. In addition, Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of corporate resolutions requiring us to distribute a special dividend of U.S.$850 million, payable jointly with the ordinary dividends in 2008 and 2009. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

Year Ended December 31,	Pesos Per Share/ADS
	1Q	2Q	3Q	4Q	Total
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	—	6.30

On February 6, 2008, our Board of Directors approved a dividend of Ps.10.76 per share or per ADS, to be paid out of the reserve for future dividends approved by our shareholders’ meeting held on April 13, 2007. The dividend was paid on February 29, 2008.

On April 24, 2008, our shareholder’s meeting approved a dividend of Ps.6.50 per share or per ADS, which was paid in May 2008. In addition, a reserve for future dividends of Ps.4,003 million was approved.

On November 6, 2008, our Board of Directors approved a dividend of Ps.6.35 per share or per ADS, to be paid out of the reserve for future dividends approved by our shareholder’s meeting held on April 24, 2008. Such dividend was paid on November 13, 2008.

On April 28, 2009, our shareholder’s meeting approved the creation of a statutory reserve for future dividends in the amount of Ps.5,901 million, and empowered the Board of Directors to decide all matters with respect to its distribution. Our Board of Directors approved a dividend of Ps.6.30 per share or per ADS, which was paid out of the reserve for future dividends on May 12, 2009.

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

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our ADSs or Class D Shares are not subject to Argentine income tax.

Personal assets tax

Argentine entities, including (i) individuals and undivided estates; (ii) foreign individuals and undivided estates; and (iii) foreign entities, are responsible for the personal assets tax of 0.5% of the value of shares or ADSs held by such entities as of December 31 of each year. The tax is levied on Argentine issuers of such shares or ADSs, such as us, and is based on the equity value (valor patrimonial proporcional), or the book value, of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax from the applicable shareholders, including by withholding, foreclosing on the shares, or by withholding dividends.

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

United States Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences of owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•

persons holding Class D shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the class D shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt organizations; or

•	persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

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

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Class D shares or ADSs in your particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. You should consult your own tax advisers to determine whether the favorable rate may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine taxes. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your or in the case of ADSs, the Depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

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

Sale or other disposition of Class D shares or ADSs

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

Passive foreign investment company rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2008, and does not expect to be considered one in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

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

In addition, if the Company were to be treated as a PFIC in a taxable year in which it pays dividends or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2008, and from which we may incur future gains or losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

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

The table below provides information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of December 31, 2008.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	1,037	—	38	52		1,127
Accounts payable	1,347	282	216	421		2,266
Debt	639	200	100	65		1,058
Other Liabilities	121	7	7	351	(1)	486

(1)	Includes U.S.$331 million corresponding to reserves with undetermined maturity.

Interest rate exposure

Our objective in borrowing under fixed rate debt is to satisfy capital requirements that minimize our exposure to interest rate fluctuations. To realize our objectives, we have borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about our assets and liabilities as of December 31, 2008 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables (Related parties)	92	108	—	—	—	—	200	182

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Interest rate	6.54%	6.54%

Liabilities
Variable rate
Related parties	—	693	343	—	—	—	1,036	1,036
Interest rate		Libor +2%	Libor +2%
Fixed rate
YPF’s Negotiable Obligations	349	—	—	—	—	224	573	494
Interest rate	9.13%-10.0%					10.0%
Other Short-term debt	2.811	—	—	—	—	—	2,811	2,811
Interest rate	3.37%-27.5%

ITEM 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2008, YPF, under the supervision and with the participation of YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Securities Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of

Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report included in the F-pages.

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

The Board of Directors has designated Mario Vázquez as YPF’s Audit Committee Financial Expert at the meeting held on April 28, 2009.

YPF believes that Mr. Vázquez, a member of YPF’s Audit Committee, possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Vázquez is an independent director.

ITEM 16B.	Code of Ethics

YPF has adopted a Code of Ethics applicable to all employees of YPF and the Board of Directors. Since its effective date on August 15, 2003, we have not waived compliance with, nor made any amendment to, the Code of Ethics. A copy of our Code of Ethics is filed as an Exhibit to this Annual Report. YPF undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics. A copy of the Code of Ethics can be requested in writing by telephone or facsimile from us at the following address:

YPF S.A.

Office of Shareholders Relations

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

Tel. (011-54-11) 5071-5531

Fax (011-54-11) 5071-2113

ITEM 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.R.L. by type of service rendered for the periods indicated.

	2008		2007
Services Rendered	Fees	Expenses	Fees	Expenses
	(in thousands of pesos)
Audit Fees	7,663	85	6,281	106
Audit-Related Fees(1)	2,537	—	284	—
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—

	10,200	85	6,565	106

(1)	Includes the fees for the issuance of agreed upon procedures reports and fees related to employee benefit plan audits.

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

All of the services described in the table above were approved by the Audit and Control Committee.

Additionally, all services to be provided to YPF by its external auditors must be approved by the Board of Directors of YPF.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2008, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this Annual Report:

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)

11.1	Code of Ethics*

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer and the Director of Administration and Tax

13.1	Section 906 Certification

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to YPF’s 2004 Annual Report on Form 20-F filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Ignacio Cruz Moran
Name:	Ignacio Cruz Moran
Title:	Chief Financial Officer

YPF SOCIEDAD ANÓNIMA

By:	/s/ Ángel Ramos Sánchez
Name:	Ángel Ramos Sánchez
Title:	Director of Administration and Tax

Dated: June 30, 2009

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2008, 2007 and 2006, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2008, 2007, and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Notes 13, 14 and 15 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina
June 29, 2009

Deloitte & Co. S.R.L.

/s/ Ricardo C. Ruiz
Ricardo C. Ruiz Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of and for the year ended December 31, 2008 and our report dated June 29, 2009 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information related to the nature and effect of such differences is presented in Notes 13, 14, and 15 to the consolidated financial statements of the Company.

Buenos Aires City, Argentina
June 29, 2009

Deloitte & Co. S.R.L.

/s/ Ricardo C. Ruiz
Ricardo C. Ruiz Partner

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

	2008	2007	2006
Net sales (Note 3.k)	34,875	29,104	25,635
Cost of sales (Note 16.d)	(24,013)	(19,000)	(15,821)

Gross profit	10,862	10,104	9,814

Administrative expenses (Note 16.f)	(1,053)	(805)	(674)
Selling expenses (Note 16.f)	(2,460)	(2,120)	(1,797)
Exploration expenses (Note 16.f)	(684)	(522)	(460)

Operating income	6,665	6,657	6,883

Income on long-term investments	83	34	183
Other expenses, net (Note 3.i)	(376)	(439)	(204)
Financial income (expense), net and holding gains:
Gains on assets
Interests	134	278	338
Exchange differences	416	142	5
Holding gains on inventories	476	451	394
Losses on liabilities
Interests	(492)	(292)	(213)
Exchange differences	(708)	(61)	(70)
Income from sale of long-term investments	—	5	11
Reversal (impairment) of other current assets (Note 2.c)	—	69	(69)

Net income before income tax	6,198	6,844	7,258
Income tax (Note 3.j)	(2,558)	(2,758)	(2,801)

Net income	3,640	4,086	4,457

Earnings per share (Note 1)	9.25	10.39	11.33

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008, 2007 AND 2006

(Amounts expressed in millions of Argentine pesos – Note 1)

	2008	2007	2006
Current Assets
Cash	391	196	118
Investments (Note 3.a)	825	655	971
Trade receivables (Note 3.b)	2,702	3,235	2,242
Other receivables (Note 3.c)	1,861	4,361	5,033
Inventories (Note 3.d)	3,449	2,573	1,697
Other assets (Note 2.c)	—	—	1,128

Total current assets	9,228	11,020	11,189

Noncurrent Assets
Trade receivables (Note 3.b)	24	32	44
Other receivables (Note 3.c)	945	809	852
Investments (Note 3.a)	848	799	788
Fixed assets (Note 3.e)	28,028	25,434	22,513
Intangible assets	6	8	8

Total noncurrent assets	29,851	27,082	24,205

Total assets	39,079	38,102	35,394

Current Liabilities
Accounts payable (Note 3.f)	6,763	4,339	3,495
Loans (Note 3.g)	3,219	471	915
Salaries and social security	284	213	207
Taxes payable	1,132	1,441	1,298
Net advances from crude oil purchasers	—	9	96
Reserves (Note 10)	588	466	273

Total current liabilities	11,986	6,939	6,284

Noncurrent Liabilities
Accounts payable (Note 3.f)	3,473	2,542	2,448
Loans (Note 3.g)	1,260	523	510
Salaries and social security (Note 3.h)	116	164	202
Taxes payable	31	21	20
Net advances from crude oil purchasers	—	—	7
Reserves (Note 10)	1,857	1,853	1,578

Total noncurrent liabilities	6,737	5,103	4,765

Total liabilities	18,723	12,042	11,049

Shareholders’ Equity (per corresponding statements)	20,356	26,060	24,345

Total liabilities and shareholders’ equity	39,079	38,102	35,394

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts expressed in millions of Argentine pesos – Note 1)

	2008	2007	2006
Cash Flows from Operating Activities
Net income	3,640	4,086	4,457
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(83)	(34)	(183)
Dividends from long-term investments	51	54	43
Income from sale of long-term investments	—	(5)	(11)
(Reversal) impairment of other current assets	—	(69)	69
Depreciation of fixed assets	4,775	4,139	3,718
Consumption of materials and fixed assets retired, net of allowances	647	247	272
Increase in allowances for fixed assets	2	116	192
Income tax	2,558	2,758	2,801
Income tax payments	(2,387)	(2,281)	(2,855)
Increase in reserves	862	1,005	882
Changes in assets and liabilities:
Trade receivables	704	(981)	(21)
Other receivables	2,401	849	(255)
Inventories	(876)	(876)	(382)
Accounts payable	1,486	670	(99)
Salaries and social security	(21)	(25)	189
Taxes payable	(507)	(340)	(425)
Net advances from crude oil purchasers	(10)	(93)	(90)
Decrease in reserves	(736)	(537)	(268)
Interests, exchange differences and others	1,052	73	(15)

Net cash flows provided by operating activities	13,558 (1)	8,756 (1)	8,019 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(7,035)	(6,163)	(5,002)
Acquisition of long-term investments	—	(16)	—
Proceeds from sale of long-term investments	—	6	32
Investments (non cash and equivalents)	(8)	(14)	(139)

Net cash flows used in investing activities	(7,043)	(6,187)	(5,109)

Cash Flows from Financing Activities
Payment of loans	(5,400)	(1,860)	(666)
Proceeds from loans	8,540	1,411	688
Dividends paid	(9,287)	(2,360)	(2,360)

Net cash flows used in financing activities	(6,147)	(2,809)	(2,338)

Increase (decrease) in Cash and Equivalents	368	(240)	572

Cash and equivalents at the beginning of year	847	1,087	515
Cash and equivalents at the end of year	1,215	847	1,087

Increase (decrease) in Cash and Equivalents	368	(240)	572

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (155), (114) and (103) corresponding to interest cash payments for the years ended December 31, 2008, 2007 and 2006, respectively.

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Amounts expressed in millions of Argentine pesos – Note 1, except for per share amount in pesos)

	Shareholder’s contributions
	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity
Balance as of December 31, 2005	3,933	7,281	640	11,854	1,530	(123)	—	8,988	22,249
As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
- Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	—	(2,360)	(2,360)
- Appropriation to Legal reserve	—	—	—	—	267	—	—	(267)	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	2,710	(2,710)	—
Net decrease in deferred earnings (Note 2.j)	—	—	—	—	—	(1)	—	—	(1)
Net income	—	—	—	—	—	—	—	4,457	4,457

Balance as of December 31, 2006	3,933	7,281	640	11,854	1,797	(124)	2,710	8,108	24,345
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	(2,360)	—	(2,360)
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
- Appropriation to Legal reserve	—	—	—	—	223	—	—	(223)	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,234	(4,234)	—
Net decrease in deferred earnings (Note 2.j)	—	—	—	—	—	(11)	—	—	(11)
Net income	—	—	—	—	—	—	—	4,086	4,086

Balance as of December 31, 2007	3,933	7,281	640	11,854	2,020	(135)	4,584	7,737	26,060
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash dividends (Ps.10.76 per share)	—	—	—	—	—	—	(4,232)	—	(4,232)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
- Cash dividends (Ps.6.5 per share)	—	—	—	—	—	—	—	(2,557)	(2,557)
- Appropriation to Legal reserve	—	—	—	—	204	—	—	(204)	—
- Reversal of Reserve for future dividends	—	—	—	—	—	—	(352)	352	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,003	(4,003)	—
As decided by the Board of Directors’ meeting of November 6, 2008:
- Cash dividends (Ps.6.35 per share)	—	—	—	—	—	—	(2,498)	—	(2,498)
Net decrease in deferred earnings (Note 2.j)	—	—	—	—	—	(57)	—	—	(57)
Net income	—	—	—	—	—	—	—	3,640	3,640

Balance as of December 31, 2008	3,933	7,281	640	11,854	2,224	(192)	1,505	4,965	20,356

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

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

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Comission (“SEC”) reporting purposes.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. This resolution mandates that Argentine publicly-traded entities under the regulation of the CNV are required to adopt IFRS for fiscal periods beginning on or after January 1, 2011. As of the issuance date of these financial statements, this resolution has not been endorsed by the CNV and the Company is assessing the impact of the adoption of IFRS.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the FACPCE and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003.

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

•

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

•

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidations adjustments. The effect of this proportional consolidation for the year ended December 31, 2008 and comparative information, is disclosed in Note 13.b.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains on assets—Exchange differences”.

The consolidated financial statements are based upon the lastest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments have been made to conform the accounting principles used by these companies to those of YPF. The principal adjustments are related to the application of general accepted accounting principles in Argentina to foreign related companies’ financial statements.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Revenues and costs related to construction activities, performed by a domestic subsidiary of YPF, are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to provincial or national governments, respectively, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten–year term (Note 10.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2008, 2007 and 2006 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 4,399, 1,049 and 1,494, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

As of December 31, 2008, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2008, 2007 and 2006.

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

•

Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Mutual funds have been valued at fair value as of the end of each year. When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

•

Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year, including accrued interest, if applicable. Mutual funds have been valued at fair value at the relevant exchange rate in effect as of the end of each year. Investments in government securities have been valued at their fair value as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 16.e.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

•	Refined products, products in process, crude oil and natural gas have been valued at last production or replacement cost, as applicable, as of the end of each year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Other assets:

Includes oil and gas exploration and producing fields held for sale as of December 31, 2006, which had been valued at the lower of their carrying amount and fair value less cost to sell. In April 2007, the Company decided to suspend the selling process of those assets and transferred their book value as fixed assets held for use and reversed the impairment charged during the year ended December 31, 2006.

d)	Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments are detailed in Note 16.b and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since the Company exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the impairment recognized were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of certain utility rates.

Holdings in preferred shares have been valued as defined in the respective bylaws.

If necessary, adjustments have been made to conform the accounting principles used by companies under significant influence to those of the Company.

The investments in companies under significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latters’ shareholders’ equity.

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

Oil and gas producing activities

•

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. As of December 31, 2007, the Company had only one exploratory well under assessment with a capitalization period greater than one year after the completion of the drilling. As of the date of the issuance of those financial statements, the Company was carrying out certain studies to assess the feasibility of the project and the economic viability of the well. During 2008, the Company determined that the project was not viable, and charged to expense the capitalized amount (approximately 43). As of the issuance date of these financial statements, the Company does not maintain any exploratory well in evaluation for a period exceeding one year.

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

•

The capitalized costs related to acquisitions of proved reserves and extension of concessions have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

•

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

•

Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation or not abandoned and likewise the complexities with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

•	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries necessary to continue to operate the related assets are capitalized and depreciated using the straight-line method over the period of operation to the next major inspection.

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

The carrying value of the fixed asset of each business segment, as defined in Note 8, does not exceed their estimated recoverable value.

f)	Salaries and Social Security – Pension Plans and other Postretirement and Postemployment benefits:

As of December 31, 2007, YPF Holdings Inc., which has operations in the United States of America, had three trustee defined- benefit pension plans and other postretirement and postemployment benefits.

In March 2008, YPF Holdings Inc. entered into certain contracts with Prudential Insurance Company (“Prudential”) to settle the liability associated with two defined-benefit pension plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the remaining pension plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

During 2008, YPF Holdings Inc. curtailed the postretirement health care benefits to certain retirees. The effect of this curtailment on net income was not material (Note 3.h).

The benefits related to the mentioned plans are valued at net present value and accrued on the years of active service of employees. The net liability for defined benefits and postretirement plans is disclosed as non current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligation, net of the fair value of the plan assets (if funded) and net of the unrecognized actuarial losses generated since December 31, 2003. The unrecognized actuarial losses and gains are recognized as expense during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

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

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.j).

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

For the years ended December 31, 2008, 2007 and 2006, amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 10.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Notwithstanding, in January 2008, and in absence of agreements between companies about market prices for crude oil buying and selling operations as the result of the issuance of a new crude oil export withholding system, the Secretariat of Energy issued the Directive No.1, providing certain guidelines to calculate the royalties of crude oil.

As of the issuance date of these financial statements, the Company has considered agreed prices in the market for some qualities of crude oil and has used these agreed prices to estimate royalty expense, in accordance to Law No.17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. As of the date of the issuance of these financial statements, this latter situation has not happened. Furthermore, in March 2008, Resolution N° 127/2008 of the MEP increased the gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution N° 394/2007. As of December 31, 2008, the crude oil withholding rate determined according to Resolutions N° 394/2007 and N° 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolutions N° 534/06 and 127/08. Some of them have paid reserving their rights to future claims.

Hydrocarbon export duties are charged to the “Net sales” account of the statement of income.

h)	Allowances and reserves:

•

Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

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

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as costs and environmental standards change, the Company revises its estimate of liabilities to be incurred in environmental assessment and/or remediation matters.

j)	Shareholder’s equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in foreign companies defined as non-integrated subsidiaries.

k)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation and amortization of non-monetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

•

Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

•

The “Reversal (impairment) of other current assets” account for the year ended December 31, 2006, includes the impairment charge of oil and gas exploration and producing fields held for sale, which had been valued at the lower of their carrying amount and fair value less cost to sell. For the year ended December 31, 2007, includes the reversal of the impairment mentioned, as a consequence of the decision of the Company to suspend the selling process of those assets on April, 2007. Consequently, the book value of the mentioned assets was transferred to fixed assets held for use.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

a)	Investments:

	2008				2007				2006
	Current		Noncurrent		Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	825	(1)	179	(2)	655	(1)	168	(2)	971	(1)	156	(2)
Long-term investments (Note 16.b)	—		890		—		837		—		843
Allowance for reduction in value of holdings in long-term investments (Note 16.c)	—		(221)		—		(206)		—		(211)

	825		848		655		799		971		788

(1)	Includes 824, 651 and 969 as of December 31, 2008, 2007 and 2006, respectively, with an original maturity of less than three months.
(2)	Corresponds to restricted cash as of December 31, 2008, 2007 and 2006, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2008		2007		2006
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,813	24	3,142	32	2,280	44
Related parties (Note 7)	306	—	533	—	391	—

	3,119	24	3,675	32	2,671	44
Allowance for doubtful trade receivables (Note 16.c)	(417)	—	(440)	—	(429)	—

	2,702	24	3,235	32	2,242	44

c)	Other receivables:

	2008		2007		2006
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.j)	—	554	—	517	—	510
Tax credits and export rebates	749	19	931	15	692	18
Trade	217	—	97	—	71	—
Prepaid expenses	154	80	111	60	130	73
Concessions charges	17	50	17	79	17	88
Related parties (Note 7)	178	109	2,681	—	3,883	—
Loans to clients	29	79	14	90	12	69
Advances to suppliers	160	—	132	—	65	—
Collateral deposits	91	18	80	19	56	19
Advances and loans to employees	69	—	46	—	15	—
From joint ventures and other agreements	101	—	62	—	46	—
Miscellaneous	230	84	312	79	183	127

	1,995	993	4,483	859	5,170	904
Allowance for other doubtful accounts (Note 16.c)	(134)	—	(122)	—	(137)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 16.c)	—	(48)	—	(50)	—	(52)

	1,861	945	4,361	809	5,033	852

d)	Inventories:

	2008	2007	2006
Refined products	1,941	1,612	1,047
Crude oil and natural gas	1,110	646	441
Products in process	69	46	47
Raw materials, packaging materials and others	329	269	162

	3,449	2,573	1,697

e)	Fixed assets:

	2008	2007	2006
Net book value of fixed assets (Note 16.a)	28,073	25,481	22,562
Allowance for unproductive exploratory drilling (Note 16.c)	(3)	(3)	(3)
Allowance for obsolescence of materials and equipment (Note 16.c)	(42)	(44)	(46)

	28,028	25,434	22,513

f)	Accounts payable:

	2008		2007		2006
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	4,841	45	3,131	21	2,617	27
Hydrocarbon wells abandonment obligations	547	3,130	395	2,316	233	2,210
Related parties (Note 7)	166	—	140	—	238	—
Extension of Concessions - Province of Neuquen (Note 10.c)	483	—	—	—	—	—
From joint ventures and other agreements	334	—	373	—	256	—
Environmental liabilities	172	257	137	166	93	164
Miscellaneous	220	41	163	39	58	47

	6,763	3,473	4,339	2,542	3,495	2,448

g)	Loans:

	Interest rates (1)	Principal maturity	2008		2007		2006
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations -YPF	9.13–10.00%	2009 - 2028	364	224	14	523	559	509
Related parties (Note 7)	5.00–25.00%	2009 - 2011	94	1,036	—	—	—	—
Other financial debts	3.37–27.50%	2009	2,761	—	457	—	356	1

			3,219	1,260	471	523	915	510

(1)	Annual fixed interest rates as of December 31, 2008.

The maturities of the Company’s noncurrent loans, as of December 31, 2008, are as follows:

	From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans	691	345	224	1,260

Details regarding the Negotiable Obligations of YPF are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2008		2007		2006
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
US$ 1,000	1997	US$	300	—	—	—	—	—	—	546	—
US$ 1,000	1998	US$	100	10.00%	2028	4	224	4	205	3	199
US$ 1,000	1999	US$	225	9.13%	2009	360	—	10	318	10	310

						364	224	14	523	559	509

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

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross–default clauses. Certain YPF’s outstanding debt is subject to cross–default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholders’ meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. The proceeds of this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. As of the issuance date of these financial statements, the Company has not issued Notes related with the mentioned program.

h)	Noncurrent salaries and social security:

	2008	2007	2006
Defined – benefit obligations and other benefits
Net present value of obligations	117	472	480
Fair value of assets	—	(247)	(226)
Deferred actuarial losses	(1)	(61)	(52)

Recognized net liabilities	116	164	202

	2008	2007	2006
Changes in the fair value of the defined-benefit obligations
Liabilities at the beginning of the year	472	480	501
Settlement of obligations - Prudential (Note 2.f)	(319)	—	—
Translation differences	16	15	5
Service cost	1	1	3
Interest cost	10	28	28
Actuarial losses	16	25	6
Benefits paid, settlements and curtailments	(79)	(77)	(63)

Liabilities at the end of the year	117	472	480

	2008	2007	2006
Changes in the fair value of the plan assets
Fair value of assets at the beginning of the year	247	226	199
Settlement of obligations - Prudential (Note 2.f)	(242)	—	—
Translation differences	—	7	2
Expected return on assets	—	17	15
Actuarials (losses) gains	—	(1)	8
Employer and employees contributions	19	60	50
Benefits paid, settlements and curtailments	(24)	(62)	(48)

Fair value of assets at the end of the year	—	247	226

	Income (Expense)
	2008	2007	2006
Amounts recognized in the Income Statements
Service cost	(1)	(1)	(3)
Interest cost	(10)	(28)	(28)
Expected return on assets	—	17	15
Actuarial losses recognized in the year	—	(1)	(2)
Gains (losses) on settlements and curtailments	29	(8)	(4)

Total recognized as other expenses, net (Note 3.i)	18	(21)	(22)

	2008	2007	2006
Actuarial assumptions used to determine benefit cost
Discount rate	6.2%	6.5%	6%
Expected return on assets	N/A	7%	7%
Expected increase on salaries	N/A (1)	N/A (1)	5.5%
(1) Increase on salaries is not expected as there are no more active employees.

Expected employer’s contributions and estimated future benefit payments for the remaining plans are:

		Other Benefits
	Pension Benefits	Gross Benefits Payments	Implied Medicare Subsidy
Expected employer’s contributions for next year	1	—	—
Estimated future benefit payments are as follows:
2009	1	9	1
2010	2	9	1
2011	2	9	1
2012	2	9	1
2013-2018	8	54	6

i)	Other expenses, net:

	Income (Expense)
	2008	2007	2006
Reserve for pending lawsuits and other claims	(104)	(194)	(173)
Environmental remediation - YPF Holdings Inc.	(303)	(206)	(136)
Defined benefit pension plans and other postretirement benefits (Nota 3.h)	18	(21)	(22)
Miscellaneous	13	(18)	127

	(376)	(439)	(204)

j)	Income tax:

	2008		2007		2006
Current income tax	(2,595)		(2,765)		(2,859)
Deferred income tax	37		7		58

	(2,558	) (1)	(2,758	) (1)	(2,801	) (1)

(1) Corresponds to income tax incurred in Argentina as of December 31, 2008, 2007 and 2006, respectively.

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2008, 2007, and 2006, is as follows:

	2008	2007	2006
Net income before income tax	6,198	6,844	7,258
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,169)	(2,395)	(2,540)
Permanent differences:
Effect of the inflation adjustment into constant Argentine pesos	(246)	(276)	(399)
Income on long-term investments(2)	29	12	64
Non taxable foreign source income	1	39	25
Tax free income – Law N° 19,640 (Tierra del Fuego)	22	19	81
Miscellaneous	(3)	(45)	68

Increase of valuation allowance for temporary differences and tax loss and credit carryforwards(1)	(192)	(112)	(100)

	(2,558)	(2,758)	(2,801)

(1)    Relates to changes in circumstances and prospects that affect the future use of the temporary differences, tax loss and credit carryforwards.

(2)    The Company does not provide for income taxes on the unremitted earnings of equity method investees as they will be remitted in a tax free liquidation.

The breakdown of the net deferred tax asset as of December 31, 2008, 2007 and 2006, is as follows:

	2008	2007	2006
Deferred tax assets
Tax loss and credit carryforwards	1,050 (1)	812	645
Non deductible allowances and reserves and other liabilities	970	930	917
Miscellaneous	116	290	159

Total deferred tax assets	2,136	2,032	1,721

Deferred tax liabilities
Fixed assets	(219)	(449)	(286)
Miscellaneous	(85)	(76)	(72)

Total deferred tax liabilities	(304)	(525)	(358)
Valuation allowances	(1,278)	(990)	(853)

Net deferred tax asset	554	517	510

(1) Tax loss and credit carryforwards will expire as follows: 956 after five years and 94 that carry forward indefinitely.

As explained in Note 2.g, the difference between the book value of fixed assets in Argentina remeasured into constant Argentine pesos and their corresponding cost used for the tax basis, is a deferred tax liability of 1,279, 1,525 and 1,801 as of December 31, 2008, 2007 and 2006, respectively. The mentioned difference will continue to be reduced as the corresponding fixed assets are depreciated or retired.

k)	Net sales:

	2008	2007	2006
Sales	39,314	30,535	26,996
Turnover tax	(795)	(567)	(460)
Hydrocarbon export withholdings	(3,644)	(864)	(901)

	34,875	29,104	25,635

4. CAPITAL STOCK

YPF subscribed capital as of December 31, 2008, 2007 and 2006 was 3,933 and was represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2008, Repsol YPF S.A. (“Repsol YPF”) controlled the Company, directly and indirectly, through a 84.04% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 15.46% shareholding. Additionally, Repsol YPF granted certain affiliates of PESA an option to purchase from Repsol YPF up to an additional 10% of YPF’s outstanding capital stock.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement, in connection with the Transaction, establishing among other things, the adoption of a dividend policy under which YPF will distribute 90% of the annual net income as dividends.

Additionally, on February 29, 2008, Repsol YPF started an offering process for the sale of shares representing 20% of the capital stock of YPF (the “Offering”). The effective date of the Offering will be subject, among other conditions, to the authorization of the regulatory agencies of the Argentine and United States markets in which YPF’s shares quote and to the financial markets conditions.

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

As of December 31, 2008, there are 3,764 Class A outstanding shares. So long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2008, YPF has signed guarantees in relation to the financing activities of the following related companies: Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. in an amount of approximately US$ 17 million, US$ 21 million and 5, respectively. The corresponding loans have final maturity in 2011, 2013 and 2009, respectively.

Additionally, YPF has committed to contribute capital (the “Contribution Agreement”) up to a maximum amount that will enable to satisfy certain environmental liabilities assumed by Maxus Energy Corporation (“Maxus) and Tierra Solutions Inc. (“Tierra”), together “the Parties”, subsidiaries of YPF Holdings Inc. and to meet its operating expenses (see Note 10.a). On October 8, 2007, YPF and the Parties had signed an agreement which, after making the corresponding contributions and under the fulfillment of certain conditions, established, among other things, the end of YPF’s obligations under the Contribution Agreement. The conditions established in the agreement were fulfilled on March 31, 2008.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2008, the main exploration and production joint ventures and other agreements in which YPF participates are the following:

Name and Location	Ownership Interest		Operator
Acambuco	22.50%		Pan American Energy LLC
Salta
Aguada Pichana	27.27%		Total Austral S.A.
Neuquén
Aguaragüe	30.00%		Tecpetrol S.A.
Salta
CAM-2/A SUR	50.00%		Enap Sipetrol Argentina S.A.
Tierra del Fuego
Campamento Central	50.00%		YPF S.A.
/ Cañadón Perdido
Chubut
Consorcio CNQ7/A	50.00%		Petro Andina Resources Ltd. Sucursal Argentina
La Pampa and Mendoza
El Tordillo	12.20%		Tecpetrol S.A.
Chubut
La Tapera y Puesto Quiroga	12.20%		Tecpetrol S.A.
Chubut
Llancanelo	51.00%		YPF S.A.
Mendoza
Magallanes	50.00%		Enap Sipetrol Argentina S.A.
Santa Cruz, Tierra del Fuego and National Continental Shelf
Palmar Largo	30.00%		Pluspetrol S.A.
Formosa and Salta
Puesto Hernández	61.55%		Petrobras Energía S.A.
Neuquén and Mendoza
Ramos	15.00	% (1)	Pluspetrol Energy S.A.
Salta
San Roque	34.11%		Total Austral S.A.
Neuquén
Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Tierra del Fuego
Yacimiento La Ventana – Río Tunuyán	60.00%		YPF S.A.
Mendoza
Zampal Oeste	70.00%		YPF S.A.
Mendoza

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

Additionally, certain YPF’s subsidiaries participate in exploration and production agreements in the Gulf of Mexico.

The assets and liabilities as of December 31, 2008, 2007 and 2006 and production costs of the joint ventures and other agreements for the years then ended are as follows:

	2008	2007	2006
Current assets	256	187	538
Noncurrent assets	4,206	3,606	2,463

Total assets	4,462	3,793	3,001

Current liabilities	501	474	405
Noncurrent liabilities	541	373	343

Total liabilities	1,042	847	748

Production costs	1,685	1,423	1,098

Participation in joint ventures and other agreements have been calculated based upon the lastest available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the “Neptune Project”. Total commitments related to the development of the Neptune Project amounts to US$ 31 million.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2008, 2007 and 2006 from transactions with jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2008								2007			2006
	Trade receivables	Other receivables				Accounts payable	Loans		Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables	Accounts payable
	Current	Current		Noncurrent		Current	Current	Noncurrent	Current	Current	Current	Current	Current	Current
Jointly controlled companies:
Profertil S.A.	4	2		—		2	—	—	—	—	—	—	—	—
Compañía Mega S.A. (“Mega”)	124	—		—		—	—	—	167	—	—	105	1	—
Refinería del Norte S.A. (“Refinor”)	70	—		—		4	—	—	39	—	19	50	—	6

	198	2		—		6	—	—	206	—	19	155	1	6

Companies under significant influence:	16	99	(1)	109	(1)	36	—	—	25	27	33	36	8	143

Main shareholders and other related parties under their control
Repsol YPF	—	7		—		68	—	—	—	6	43	—	979	22
Repsol YPF Transporte y Trading S.A.	4	—		—		5	—	—	199	—	3	110	—	34
Repsol YPF Gas S.A.	22	2		—		1	—	—	30	5	1	34	5	2
Repsol YPF Brasil S.A.	13	2		—		—	—	—	10	1,102	—	12	1,305	—
Repsol International Finance B.V.	—	1		—		—	—	—	—	1,427	—	—	1,520	—
Repsol Netherlands Finance B.V.	—	—		—		—	13	1,036	—	51	—	—	47	—
Nuevo Banco de Entre Ríos S.A.	—	—		—		—	23	—	—	—	—	—	—	—
Nuevos Banco de Santa Fe S.A.	—	—		—		—	45	—	—	—	—	—	—	—
Others	53	65		—		50	13	—	63	63	41	44	18	31

	92	77		—		124	94	1,036	302	2,654	88	200	3,874	89

	306	178		109		166	94	1,036	533	2,681	140	391	3,883	238

(1)	Includes mainly 200 with Central Dock Sud S.A.

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2008, 2007 and 2006, include the following:

	2008					2007				2006
	Sales	Purchases and services	Loans (granted) collected	Loans obtained (paid)	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Jointly controlled companies:
Profertil S.A.	20	83	—	—	—	32	86	—	—	29	53	—	—
Mega	900	11	—	—	—	669	—	—	—	629	—	—	—
Refinor	140	62	—	—	—	199	66	—	—	200	79	—	—

	1,060	156	—	—	—	900	152	—	—	858	132	—	—

Companies under significant influence:	82	168	(173)	—	11	90	151	25	—	152	231	—	—

Main shareholders and other related parties under their control
Repsol YPF	—	26	—	—	—	—	18	926	15	—	7	350	67
Repsol YPF Transporte y Trading S.A.	737	1,123	—	—	—	1,276	827	—	—	923	654	—	—
Repsol YPF Brasil S.A.	158	—	1,103	—	3	116	—	225	88	97	—	(1,011)	69
Repsol YPF Gas S.A.	198	4	—	—	—	227	6	—	—	210	5	—	—
Repsol International Finance B.V.	—	—	1,437	—	28	—	—	143	91	—	—	63	65
Repsol YPF E&P Bolivia S.A.	—	—	—	—	—	—	—	—	—	1	446	—	—
Repsol Netherlands Finance B.V.	—	—	56	1,036	(20)	—	—	(2)	7	—	—	68	8
Nuevo Banco de Entre Ríos S.A.	—	—	—	23	—	—	—	—	—	—	—	—	—
Nuevo Banco de Santa Fe S.A.	—	—	—	45	(3)	—	—	—	—	—	—	—	—
Others	212	11	—	13	—	160	10	—	—	157	11	—	—

	1,305	1,164	2,596	1,117	8	1,779	861	1,292	201	1,388	1,123	(530)	209

	2,447	1,488	2,423	1,117	19	2,769	1,164	1,317	201	2,398	1,486	(530)	209

8. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Year ended December 31, 2008
Net sales to unrelated parties	4,016	25,364	2,829	219	—	32,428
Net sales to related parties	939	1,508	—	—	—	2,447
Net intersegment sales	12,663	1,145	1,094	461	(15,363)	—

Net sales	17,618	28,017	3,923	680	(15,363)	34,875

Operating income (loss)	3,315	3,089	1,178	(815)	(102)	6,665
Income on long-term investments	67	16	—	—	—	83
Depreciation	4,111	467	119	78	—	4,775
Acquisitions of fixed assets	6,290	1,013	148	511	—	7,962
Assets	21,755	10,286	2,295	5,224	(481)	39,079

Year ended December 31, 2007
Net sales to unrelated parties	3,288	20,375	2,563	109	—	26,335
Net sales to related parties	724	2,045	—	—	—	2,769
Net intersegment sales	14,056	1,858	892	440	(17,246)	—

Net sales	18,068	24,278	3,455	549	(17,246)	29,104

Operating income (loss)	5,679	1,234	500	(620)	(136)	6,657
Income on long-term investments	18	16	—	—	—	34
Depreciation	3,616	377	92	54	—	4,139
Acquisitions of fixed assets	4,861	898	143	314	—	6,216
Assets	19,893	11,199	2,220	5,421	(631)	38,102
Year ended December 31, 2006
Net sales to unrelated parties	3,076	17,651	2,401	109	—	23,237
Net sales to related parties	774	1,624	—	—	—	2,398
Net intersegment sales	14,033	1,526	647	282	(16,488)	—

Net sales	17,883	20,801	3,048	391	(16,488)	25,635

Operating income (loss)	6,564	258	572	(540)	29	6,883
Income on long-term investments	167	16	—	—	—	183
Depreciation	3,263	329	85	41	—	3,718
Acquisitions of fixed assets	4,886	733	137	176	—	5,932
Assets	18,987	9,349	1,876	6,049	(867)	35,394

Export sales, net of witholdings taxes, for the years ended December 31, 2008, 2007 and 2006 were 7,228, 8,400 and 8,649, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

9. SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the mentioned Performance Bonus Programs was 72, 61 and 44 for the years ended December 31, 2008, 2007, and 2006, respectively.

b)	Retirement Plan:

Effective March 1, 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive the YPF’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted approximately 13, 11 and 9 for the years ended December 31, 2008, 2007 and 2006, respectively.

10. COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2008, the Company has reserved 2,445 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

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

•

Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on YPF of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

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

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s (“CSJN”) rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by YPF. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter rejected both appeals (cassation and extraordinary), consequently YPF presented complaints appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Both of them are under evaluation. Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by YPF and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

•

Tax claims: On January 31, 2003, YPF received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by YPF, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally notified YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, YPF was formally notified of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. YPF has appealed such resolution in the National Tax Court. However, in order to reduce interest YPF would suffer if final resolution were unfavorable, in March 2009 YPF enrolled in the regime provided in Law No. 26,476. This regime waives fines, significantly reduces interests and allows the payment of taxes under dispute in 120 low-interest installments. In addition, YPF has conditionally paid the amounts corresponding to subsequent periods not included in the claim from AFIP (2002 and subsequent periods) to avoid interest or fine charges and filed reimbursement summary proceedings. On March 14, 2008, the AFIP notified YPF of the rejection of the reimbursement previously mentioned. YPF appealed that decision before the National Tax Court.

In addition, the Company has received several claims from the AFIP and from provincial and municipal fiscal authorities, which are not individually significant.

•

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

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the Proposed Agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. Although such period is overdue, the Company has not been notified of the initiation of the arbitration demands.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, AESU notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that YPF considers inappropriate, the payment of the deliver or pay penalties above mentioned. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility.

In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”). The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. The parties have exchanged documentation requirements and have presented their appellate brief with the documental evidence and experts and witnesses’ declarations. Damages claimed by Innergy amount to US$ 88 million plus interests, according to the invoice presented in the Innergy’s appellate brief, on September 17, 2007. Such amount might be increased if Innergy incorporates to the demand invoices for penalties received for periods subsequent to August 2007. The parties have agreed on a settlement to their dispute, including those that arose during the arbitration process, which was finally executed on June 18, 2009.

Additionally, there are certain claims from natural gas transportation suppliers, in relation with contracts associated with exports of such hydrocarbon. In that order, one of the parties commenced mediation proceedings in order to determine the merits of such claims. Having completed the mentioned mediation proceeding without reaching an agreement, as of the date of the issuance of these financial statements, YPF has not been notified of any proceeding related to these claims.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply to its combined-cycle plant located in Buenos Aires City. YPF has formally denied such breach based on the view that, pending the restructuring of such contracts, it is not obliged to confirm nominations of natural gas to this client during certain periods of the year. On June 6, 2007, Central Puerto S.A. notified its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce (“ICC”). Central Puerto S.A. nominated its arbiter and notified YPF the initiation of an arbitration proceeding in that Chamber. On June 21, 2007, YPF nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in Buenos Aires City to an arbitration proceeding. On July 23, 2007, YPF received the arbitration demand which was answered on September 24, 2007, requesting for the rejection of the claims of Central Puerto S.A. Besides, YPF has filed a counterclaim requesting, among other things, the termination of the contract or, in absence of this, the revision based on the hardship provision and the “both-parties-effort”. On December 3, 2007, Central Puerto S.A. submitted a presentation requesting (i) the rejection of all subsidiary claims presented by YPF, including the request that the Chamber ratifies the effectiveness of the contract and the rejection of the fair reconvention of the contract; (ii) the rejection that the settlement and payment claim related to amounts due by Central Puerto S.A. pursuant to the “take or pay” clause; (iii) the rejection of the settlement and payment claim related to the adjustment by the application of the “Coeficiente de Estabilización de Referencia” (“CER”), and in subsidy opposing the prescription exception; and (iv) the inappropriateness of the claim in relation with the price differential payment.

On February 11, 2008, an audience was held with the arbitral trial members and an Act (“Acta de Misión”) was subscribed. In that document, Central Puerto S.A. argued that, in relation with the quantification of the pretensions, it could not determine the claimed amount until the performance of the corresponding work of experts. However, in order to determine the provision (article No.18 (1)(c) of the ICC Reglament), it acceded to fix the payment provision on its charge based on the maximum value determined by ICC Reglament (Apendix III). On September 4, 2008, the Court issued the Order No.15 setting a schedule for the arbitration. After that, the parties have presented their evidence, as well as their specific comments in relation with the information presented by the other party. Additionally, on February 27 2009, the parties presented the briefs of claim and counterclaim, respectively, with the corresponding evidence, having also submitted the reply to the briefs previously presented, as ordered by the Court. On April 27, 2009, the parties presented their respective replies to the briefs previously presented, as ordered by the Court, and Central Puerto claimed a new amount. On May 19, 2009, YPF rejected Central Puerto’s new claim arguing that such claim should have been made on February 27. On May 26, 2009 Central Puerto rejected YPF’s argument. On June 26, 2009 the parties entered into a settlement agreement by which the contract with Central Nuevo Puerto, Central Puerto Nuevo, and the combined cycle in the city of Buenos Aires was terminated, resigning the parties to any actions, rights or claims under the contract or this arbitration.

In addition, there are other claims in which YPF is party, which are not individually significant.

As of December 31, 2008, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

•	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

Quilmes: Citizens which allege to be residents of Quilmes, province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by YPF in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify YPF against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and YPF has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. In addition, other 29 judicial claims related to similar matters have been brought against YPF amounting to approximately 5. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

•	Environmental contingencies and other claims of YPF Holdings Inc.- a wholly owned subsidiary of YPF.

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent law regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements, among other things. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of December 31, 2008, reserves for the environmental contingencies and other claims totaled approximately 624. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 51 as of December 31, 2008, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediments deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005.

In addition:

•	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

•

The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

•

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

•

In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Additionally, Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River. Tierra has reached an agreement with five of these parties to share and contribute toward Newark Bay study costs, and is continuing to negotiate with other involved parties.

•

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six–mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the demand were filed in February, 2009.

•

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during 2009.

•

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. Tierra, together with several other members, has entered into discussions concerning possible studies to be undertaken. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements.

•

In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2010, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed in nine months. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. As of December 31, 2008, an initial deposit of US$ 2 million has been deposited and an additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of December 31, 2008, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of December 31, 2008, there are approximately 296 reserved in connection with the foregoing matters related to the Passaic River and surrounding area, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently reserved.

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

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million. As a result YPF Holdings Inc. has reserved 24 (which are included in the amount of 103 disclosed in the following paragraphs).

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

In March 2008, the DEP approved an interim response action workplan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As a result YPF Holdings Inc. has reserved 27 (which are included in the amount of 103 disclosed in the following paragraphs).

As of December 31, 2008, there are approximately 103 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium in New Jersey has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 15 as of December 31, 2008 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its reserve as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of December 31, 2008, YPF Holdings Inc. has reserved 43 for its estimated share of future remediation activities associated with the Greens Bayou facility.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminarily works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has reserved 1 as of December 31, 2008 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known vinculation. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2008, YPF Holdings Inc. has reserved 10 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2008, YPF Holdings Inc. has reserved 33 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million under protest). Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current reserves for this matter. As of December 31, 2008 YPF Holdings Inc. has reserved approximately 57 in respect to this matter. In March 2009, Maxus paid US$ 15 million to Occidental, and remains in discussions with Occidental regarding additional costs.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase

Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and the court has entered a decision setting Occidental’s liability at 15.96% of those costs incurred by one of the plaintiffs. Occidental’s motion has been filed with the court. That decision was appealed, and the parties are awaiting the court’s decision. As of December 31, 2008, YPF Holdings Inc. has reserved 13 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition. YPF Holdings Inc. reserves legal contingences that are probable and can be reasonably estimated.

•

EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests, without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. YPF and EDF are both currently challenging the arbitral decision. On April 22, 2008, the Federal Appellate Court on Commercial Matters declared that the resource presented by YPF has suspension effects over the arbitral decision. Nevertheless, EDF has seeked the enforcement of the arbitral decision before the court of the district of Delaware, United States, which was rejected by YPF. Additionally, YPF has been notified that EDF is also seeking the enforcement of the arbitral award before a court in Paris, France.

Additionally, YPF’s Management, believes that the following contingencies and claims, individually significant, have possible outcome:

•

Availability of foreign currency deriving from exports: Decree No. 1,589/1989 of the Federal Executive provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemental Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

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

There is a recently confirmed sentence, connected with a proceeding to another hydrocarbon exporter, where the claim was the same and that company and its directors were acquitted of all charges because it was considered that such company was exempt from the liquidation and negotiation of the 70% of the foreign currency deriving from the hydrocarbon exports. Additionally, the Office of the General Prosecutor of Argentina has recently issued an opinion, in a similar claim, analyzing the behavior of another oil and gas company. According to that opinion, no violations had been committed as the uncertainty associated with the scope of the liability was generated by the existence of different rules. Due to the absence of intention in the behavior, the Office of the General Prosecutor of Argentina has pronounced in favor of filing the claims. Additionally, the National Administrative Court of Appeals decided, by judgment dated April 30, 2009, in judicial proceedings initiated by another oil and gas company, that this free disposal regime of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives was in force during 2002, based on the fact that the special regime was in effect from the day following the publication of Decree No. 1638/2001 (December 12, 2001). It is unknown whether the National State has filed an appeal against said decision which should be decided by the Argentine Supreme Court.

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the National Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008 the CSJN decided that such defects had already been corrected, and still has to decide on pending matters such as the summons of the National Government, the provinces, and making available to the plaintiffs the defendants motion.

•	Dock Sud environmental claims:

A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the National Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

•

National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law No. 25,156. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of Law No. 25,156. YPF has contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Appeal Court as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitation.

The Antitrust Board has started proceedings to investigate YPF for including a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Article 36 of the Antitrust Law, in which it commits, among other things, to refrain from including a clause with the destiny of the product in future bulk LPG supply contracts. On November 5, 2008, the Secretary of Domestic Commerce notified YPF the approval of the commitment formulated by YPF, requiring YPF to communicate and publish the commitment for one day in the Official Gazette and in other newspaper and suspended the proceedings for three years. YPF has complied with the aforementioned notification and publication requirements.

•

Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 51 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 (approximately US$ 145 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

•

Other claims related to the natural gas domestic market: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Compañía Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the events of force majeure, fortuitous case and frustration of the contractual purpose. Despite YPF has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

•

Hydrocarbon’s concessions - Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence.

•

Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract.

•

Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN before the ENARGAS, seeking the termination of the natural gas transportation contract with TGN to transport natural gas associated with the natural gas export contract entered with AESU and other parties. The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

•

Pluspetrol Energy S.A. contractual obligations: Pluspetrol Energy S.A. (“Pluspetrol”), a domestic YPF’s investee as detailed in Note 16.b), and Gas Atacama Generación S.A. (“Gas Atacama”), had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, in March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which natural gas export withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy its intention to terminate the aforementioned agreement. As a result, the parties have initiated conversations in order to reach a new agreement considering the new regulatory framework.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been reserved since Management, based on the evidence available to date has considered them to be possible contingencies.

b)	Environmental liabilities:

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

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediations and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 3,677 as of December 31, 2008, the Company has reserved 429 corresponding to environmental remediations in Argentina, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative changes on individual costs and technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c)	Contractual commitments and regulatory requirements:

•

Contractual commitments: In June 1998, YPF received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. The pending amount of this advance for sales of crude oil was classified as “Net advances from crude oil purchasers” on the balance sheet as of December 31, 2007 and 2006. As of December 31, 2008, there are no pending obligations corresponding to the mentioned commitment.

Additionally, the Company has signed other contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive deliver or transport the product object of the contract. In particular, YPF has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption or suspension, for any reason, except for physical force majeure event.

•

Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 10.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply the Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

•

Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/2007 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/2002 (crude, fuel oil, diesel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule 168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

•

Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

•	Agreements of extension of concessions:

(i)	Agreement with the Federal Government and the Province of Neuquén of the year 2000: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata—Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

(ii)	Agreement with the Province of Neuquén of the year 2008: In September, 2008, pursuant to the notice provided to companies holding production concessions by the Province of Neuquén, through Provincial Decree No. 822/2008, YPF entered into a Memorandum of Agreement provided under such Regulation and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of eight production concessions identified below. On October 9, 2008, Provincial Act No. 2,615 approved the Memorandum of Agreement, which was enacted by provincial executive decree No. 1,830/2008, and was published in Official Gazette No. 3109 of the Province of Neuquén.

The Memorandum of Agreement between YPF and the Province of Neuquén establishes the following provisions, among others:

•	Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernández.

•

Extension of concession terms within the Province of Neuquén: production concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term, up to November 14, 2027.

•

Under Provincial Decree No. 822/2008, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, initial payments of US$ 109 million, US$ 26 million, and US$ 40 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of an extraordinary income arising from lower export duties or from higher realized price from the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 3,200 million and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 20 million, which will be made effective in the years 2008, 2009 and 2010. The purpose of such contributions will be to assist the Province in the development of education, environment, health, culture, science and research and community development areas.

(iii)	Agreements with the Province of Neuquén of the year 2009:

•

Aguada Pichana and San Roque: Pursuant to the notice provided to companies holding production concessions by the Province of Neuquén, through Provincial Decree No. 822/2008, YPF, together with Total Austral S.A., Pan American Energy LLC Sucursal Argentina (“PAE”)and Wintershall Energía S.A. entered into a Memorandum of Agreement with the province of Neuquén, to extend until the year 2027 the term of Aguada Pichana and San Roque Concessions (the “Memorandum of Agreement AP and SR”).

The aforementioned companies undertook the following commitments: i) to make a total initial payment of US$ 88 million, paying each company on a pro rata basis based on its working interest in the area (US$ 26 million for YPF); ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement AP and SR. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income arising from higher realized price from the sale of crude oil and/or natural gas according to a mechanism established in the Memorandum of Agreement AP and SR; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 883 million, including US$ 133 million corresponding to investment commitments over the remaining exploration area, except in case of total or partial reversal of the area; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 10 million (US$ 3 million based on YPF’s interest). Payments will be made effective in monthly installments, according to the Memorandum Agreement AP and SR.

•

Lindero Atravesado: In May, 2009, YPF, jointly with PAE entered into a memorandum of agreement with the province of Neuquén, to extend until the year 2026 the term of Lindero Atravesado Concession. In June 2009, the memorandum was approved by all parties. The parties also agreed to the following: (i) to make a total initial payment of US$ 8 million, paying each company on a pro rata basis based on its working interest in the area (approximately US$ 3 million for YPF); ii) to pay in cash to the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income arising from higher realized price from the sale of crude oil and/or natural gas according to a mechanism established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 132 million through 2026; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an amount of US$ 1 million (US$ 0.3 million based on YPF’s interest). Notwithstanding the approval of the memorandum by the province of Neuquén, it will become effective with the publication of a Decree of the province. As of the issuance date of these financial statements, such publication is still pending.

d)	Operating leases:

As of December 31, 2008, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the years ended December 31, 2008, 2007 and 2006, amounted to 466, 396 and 323, respectively.

As of December 31, 2008, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	386	215	135	87	43	147

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). Consequently, unappropriated retained earnings are restricted by 19 as of December 31, 2008.

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

•	YPF sold its interest in Petróleos Trasandinos S.A., for an amount of US$ 2 million, recording a gain of 5.

During the year ended December 31, 2006:

•	YPF International S.A., controlled by YPF, sold for an amount of U$S 10.6 million, its interest in Greenstone Assurance Ltd., recording a gain of 11.

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

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency translation” (“SFAS No. 52”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2008, 2007 and 2006, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.45, 3.15 and 3.06 to US$ 1, as of December 31, 2008, 2007 and 2006, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, costs and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 648, 486 and 446 in total assets and total liabilities as of December 31, 2008, 2007 and 2006, respectively, and an increase of 1,770, 1,350 and 1,451 in net sales and 681, 690 and 774 in operating income for the years ended December 31, 2008, 2007 and 2006, respectively.

c.	Valuation of inventories

As described in Note 2.b, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost provided that does not exceed net realizable value. Under U.S. GAAP, these inventories should be valued at the lower of cost or market, which is defined as replacement cost, provided that it does not exceed net realizable value or is not less than net realizable value reduced by a normal profit margin. As the turnover ratio of inventories is high, there have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the years presented.

d.	Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level (see Note 8). With respect to long-lived assets that are held as pending for sale or disposal, the Company’s policy is to record these assets at amounts that did not exceed net realizable value.

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

Additional impairment charges under U.S. GAAP amounted to 124, 180 and 11 for the years ended December 31, 2008, 2007 and 2006, respectively, and were included as operating income from continuing operations. The impairment recorded in years ended December 31, 2008, 2007 and 2006 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of the YPF’s Exploration and Production Business Segment.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 119, 132 and 137 for the years ended December 31, 2008, 2007 and 2006, respectively.

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

During the year ended December 31, 2007, the Company collected the account receivables related with the reorganization of entities under common control. Accordingly, no shareholders’ equity adjustment is required as of December 31, 2008 and 2007. Net income reconciliation for the years ended December 31, 2007 and 2006, include the elimination of interests accrued under Argentine GAAP in relation with the mentioned account receivables, which should not be recognized under U.S. GAAP.

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

h.	Accounting for asset retirement obligations

SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under US GAAP is detailed in Note 15.c.

Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

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

Until May, 2008, YPF had operations with one variable interest entity (“VIE”) which had been created in order to structure YPF’s future deliveries of oil (“FOS transaction”).

YPF entered into a forward oil sale agreement that called for the future delivery of oil for the life of the contract. YPF was paid in advance for the future delivery of oil. The price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to the oil supply agreement was a VIE incorporated in the Cayman Islands, which financed itself through the issuance of notes. The oil to be delivered under the supply agreement was subsequently sold in the open market.

YPF was exposed to any change in the price of the crude oil it will deliver in the future under the outstanding FOS transaction. YPF’s exposure derives from crude oil swap agreement under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil.

In May 2008, YPF delivered the last barrels commited under the FOS transaction; consecuently the transaction and the swap agreement expired. As of December 31, 2008, no shareholder’s equity reconciliation adjustment is required.

The effect before taxes of such consolidation was an increase in the “Loans” account of 68 and 186, an increase of current assets of 24 and 19, the elimination of “Net advances from crude oil purchasers” of 9 and 103 and a decrease in shareholders’ equity of 35 and 65 as of December 31, 2007 and 2006, respectively.

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

The effect on net income and shareholders’ equity as of December 31, 2008, 2007 and 2006 is included in “Capitalization of financial expenses” in the reconciliation in Note 14.

k.	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 was effective for the Company on January 1, 2008. The Company did not use the fair value option granted by SFAS No. 159.

l.	SFAS No.141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”

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

m.	SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities

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

n.	SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This Statement applies to financial statements of nongovernmental entities that are presented in conformity with GAAP.

o.	Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78)

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements. Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleun resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves, the ability to include nontraditional resources in reserves, the use of new technology for determinating reserves, and permitting disclosure of probable and possible reserves. The SEC will require companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2009. Early adoption is not permitted. The Company is currently assessing the impact that the adoption will have on the Company’s disclosures, operating results, financial position and cash flows.

14. RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2008, 2007 and 2006, and to shareholders’ equity as of December 31, 2008, 2007 and 2006, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2008	2007	2006
Net income according to Argentine GAAP	3,640	4,086	4,457
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 13.a)	725	805	1,144
Remeasurement into functional currency (Note 13.a)	(1,230)	(1,513)	(2,065)
Impairment of long-lived assets (Note 13.d)	(5)	(48)	126
Start-up and organization costs amortization (Note 13.e)	—	—	13
Reorganization of entities under common control - Interest from accounts receivable (Note 13.f)	—	(15)	(65)
Pension Plans (Note 13.g)	(79)	(21)	(19)
Asset Retirement Obligations (Note 13.h)	(55)	19	—
Consolidation of VIEs (Note 13.i)	35	24	19
Capitalization of financial expenses (Note 13.j)	(41)	3	104
Deferred income tax (1)	24	(15)	(47)

Net income in accordance with U.S. GAAP	3,014	3,325	3,667

Shareholders’ equity according to Argentine GAAP	20,356	26,060	24,345
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 13.a)	(3,478)	(4,203)	(5,008)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	9,150	7,723	8,333
Impairment of long-lived assets (Note 13.d)	(613)	(554)	(491)
Reorganization of entities under common control - Accounts receivable (Note 13.f)	—	—	(954)
Pension plans (Note 13.g)	(1)	(65)	(56)
Asset Retirement Obligations (Note 13.h)	(79)	(17)	(35)
Consolidation of VIEs (Note 13.i)	—	(35)	(65)
Capitalization of financial expenses (Note 13.j)	197	220	211
Deferred income tax (1)	(40)	(62)	(39)

Shareholders’ equity in accordance with U.S. GAAP	25,492	29,067	26,241

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The summarized consolidated balance sheets as of December 31, 2008, 2007 and 2006, and consolidated statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

Summarized consolidated balance sheets

	2008	2007	2006

Current assets	9,653	10,695	10,325
Fixed assets	31,954	27,372	24,193
Other noncurrent assets	2,644	2,679	2,528

Total assets	44,251	40,746	37,046

Current liabilities	10,900	5,719	5,962
Noncurrent liabilities	7,859	5,960	4,843
Shareholders’ equity	25,492	29,067	26,241

Total liabilities and shareholders’ equity	44,251	40,746	37,046

Summarized consolidated statements of income

	2008	2007	2006
Net sales (1)	33,103	27,746	24,204
Operating income (Note 15.a)	5,230	5,176	5,626

Net income	3,014	3,325	3,667

Earnings per share, basic and diluted	7.66	8.45	9.32

(1)	Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

Summarized consolidated statements of cash flows

	2008	2007	2006
Net cash flow provided by operating activities	13,497	7,926	7,466
Net cash flow used in investing activities	(6,958)	(6,112)	(5,063)
Net cash flow used in financing activities	(6,215)	(2,035)	(1,955)

Increase (decrease) in cash and equivalents	324	(221)	448

Cash and equivalents at the beginning of years	610	821	371
Exchange differences from cash and equivalents	43	10	2

Cash and equivalents at the end of years	977	610	821

Cash and equivalents at the end of years are comprised as follows:

	2008	2007	2006
Cash	384	193	111
Cash equivalents(1)	593	417	710

Cash and equivalents at the end of years(2)	977	610	821

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The principal transactions not affecting cash and equivalents consisted in increases in assets related to revisions in hydrocarbon well abandonment costs for the years ended December 31, 2008, 2007 and 2006 and the adquisition during the year ended December 31, 2008, of mineral property in connection with the extension of certain production concessions in the Province of Neuquén (Note 10.c), which is payable in installments through 2010.

15. ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income

Under U.S. GAAP, costs charged to income for YPF Holdings environmental remediation, holding gains on inventories, impairment of long-lived assets, the elimination of operating results of jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 14 is approximately the same as comprehensive income as defined by SFAS No. 130, “Reporting Comprehensive Income” (“SFAS 130”) for all periods presented, except for the effect in the years 2008, 2007 and 2006 of the following items, that should be included in comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

	2008	2007	2006
Effect arising from the translation into reporting currency (1)	18,046	15,485	14,582
Pension plans (2)	(72)	(208)	(217)

Comprehensive income at the end of years	17,974	15,277	14,365

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Assets retirement obligation

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

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year and under US GAAP, is as follows:

	2008	2007	2006
Aggregate assets retirement obligation, beginning of year	3,036	2,441	1,457
Translation effect	381	83	12
Revision in estimated cash flows	652	314	840
Obligations incurred	138	67	55
Accretion expense	264	197	117
Obligations settled	(89)	(66)	(40)

Aggregate assets retirement obligation, end of year	4,382	3,036	2,441

d)	Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which became effective for the Company on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 does not mandate any new fair-value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements. Implementation of this standard did not have a material effect on the Company’s results of operations or consolidated financial position.

SFAS 157 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

The initial application of SFAS 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (Level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets is 187 as of December 31, 2008, and the related gains or losses from periodic measurement at fair value is immaterial to the Company’s financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions (“FSP 157-1”), which became effective for the Company on January 1, 2008. This FSP excludes SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements from the provisions of SFAS 157.

Also in February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157, which delayed the Company’s application of SFAS 157 for nonrecurring non financial assets and liabilities until January 1, 2009. In this regard, the major categories of assets and liabilities for which the Company will not apply the provisions of SFAS 157 until January 1, 2009, are long-lived assets that are measured at fair value upon impairment. The Company does not expect the adoption to have a material impact on the Company’s financial statements.

e)	SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”)

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

The Company implemented FIN 48 in January, 2007. As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on YPF’s financial position. There were no unrecognized tax benefits as of the date of adoption and as of December 31, 2008 and 2007.

Under Argentine tax regime, as of December 31, 2008, fiscal years 2002 through 2007 remain subject to examination by the Federal Administration of Public Revenues (“AFIP”).

16. OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and reserves.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

a)	Fixed assets evolution

	2008
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases, transfers and reclassifications		Amounts at end of year
Land and buildings	2,391	—	1		116		2,508
Mineral property, wells and related equipment	51,595	56	1,038		4,899		57,588
Refinery equipment and petrochemical plants	9,227	—	42		974		10,243
Transportation equipment	1,887	—	3		66		1,956
Materials and equipment in warehouse	791	—	828		(792)		827
Drilling and work in progress	4,617	—	5,492		(5,770)		4,339
Exploratory drilling in progress	147	—	322		(353)		116
Furniture, fixtures and installations	622	—	4		123		749
Selling equipment	1,406	—	1		49		1,456
Other property	377	—	231		(26)		582

Total 2008	73,060	56	7,962	(2)(7)	(714	)(1)	80,364

Total 2007	61,939	10	6,216	(2)	4,895	(1)(6)	73,060

Total 2006	61,812	2	5,932	(2)	(5,807	)(1)(6)	61,939

	2008								2007		2006
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of year	Net book value		Net book value		Net book value
Land and buildings	1,108	(2)		2%	57	1,163	1,345		1,283		1,273
Mineral property, wells and related equipment	37,131	(43)		(4)	4,058	41,146	16,442	(3)	14,464	(3)	13,038	(3)
Refinery equipment and petrochemical plants	6,139	(6)		4 - 10%	459	6,592	3,651		3,088		2,857
Transportation equipment	1,324	(3)		4 - 5%	62	1,383	573		563		577
Materials and equipment in warehouse	—	—		—	—	—	827		791		611
Drilling and work in progress	—	—		—	—	—	4,339		4,617		3,569
Exploratory drilling in progress	—	—		—	—	—	116		147		135
Furniture, fixtures and installations	523	(1)		10%	66	588	161		99		77
Selling equipment	1,056	—		10%	59	1,115	341		350		340
Other property	298	(8)		10%	14	304	278		79		85

Total 2008	47,579	(63	)(1)		4,775	52,291	28,073

Total 2007	39,377	4,063	(1)(6)		4,139	47,579			25,481

Total 2006	39,803	(4,144	)(1)(6)		3,718	39,377					22,562

(1)	Includes 4, 118 and 194 of net book value charged to fixed assets allowances for the years ended December 31, 2008, 2007 and 2006, respectively.
(2)	Includes 444, 53 and 930 corresponding to the cost of hydrocarbon wells abandonment obligations for the years ended December 31, 2008, 2007 and 2006, respectively.
(3)	Includes 1,260, 851 and 1,052 of mineral property as of December 31, 2008, 2007 and 2006, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of net book values at beginning of the year of fixed assets in foreign companies.
(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disclosed as held for sale as of December 31, 2006 (Note 2.c).
(7)	Includes 594 corresponding to the extension of certain production concessions in the Province of Neuquén (Note 10.c), of which 483 are payable as of December 31, 2008.

b)	Investments in shares and holdings in companies under significant influence and other companies

	2008															2007		2006
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (5)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value		Book Value
Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	96	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/08	110	3	307	37.00%		95	(1)	101	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	46		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/08	14	21	139	33.15%		44		44
Oiltanking Ebytem S.A.	Common		$10	351,167	41	(2)	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	09/30/08	12	13	93	30.00%		44	(2)	43	(2)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	21		—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	12/31/08	156	48	211	10.00%		19		19
Central Dock Sud S.A.	Common		$0.01	3,719,290,957	14	(2)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/08	468	11	252	9.98	%(4)	7	(2)	11	(2)
Gas Argentino S.A. (6)	Common		$1	307,412,578	196		338	Investment in Metrogas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	12/31/08	309	(80)	280	45.33%		181		186
Inversora Dock Sud S.A.	Common		$1	103,497,738	136	(2)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/08	241	8	232	42.86%		114	(2)	129	(2)
Pluspetrol Energy S.A.	Common		$1	30,006,540	295		14	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/08	67	49	655	45.00%		290		281
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	27,018,720	14		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/08	75	(3)	40	36.00%		16		14
Other companies:
Others (3)	—	—	—	—	31		27	—	—	—	—	—	—	—		27		15

					890		618									837		843

(1)	Holding in shareholder’s equity, net of intercompany profits.
(2)	Holding in shareholder’s equity plus adjustments to conform to YPF S.A. accounting methods.
(3)	Includes A-Evangelists Constrçoes e Serviçios Ltda., Gasoducto del Pacífico (Cayman) Ltd. A&C Pipeline Holding Company. Poligás Luján S.A.C.I., Oleoducto Transandinos (Chile) S.A., Gasoducto Oriental S.A. and Mercobank S.A.
(4)	Additionally, the Company has a 29,93% indirect holding in capital stock through Inversora Dock Sud S.A.
(5)	Cost net of cash dividends and capital distributions from long-term investments inflation adjusted in accordance with Note 1.
(6)	On May 19, 2009, Gas Argentino S.A. (“GASA”) filed a voluntary reorganization petition (“concurso preventivo”) before a commercial tribunal in Buenos Aires.

c)	Allowances and reserves

	2008					2007	2006
Account	Amount at Beginning of Year	Increases	Decreases	Transfers	Amount at End of Year	Amount at End of Year	Amount at End of Year
Deducted from current assets:
For doubtful trade receivables	440	95	118	—	417	440	429
For other doubtful accounts	122	17	5	—	134	122	137

	562	112	123	—	551	562	566

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	50	4	6	—	48	50	52
For reduction in value of holdings in long-term investments	206	24	9	—	221	206	211
For unproductive exploratory drilling	3	—	—	—	3	3	3
For obsolescence of materials and equipment	44	2	4	—	42	44	46

	303	30	19	—	314	303	312

Total deducted from assets, 2008	865	142	142	—	865

Total deducted from assets, 2007	878	221	234	—		865

Total deducted from assets, 2006	917	396	435	—			878

Reserves for losses - current:
For various specific contingencies	466	72	56	106	588	466	273

	466	72	56	106	588	466	273

Reserves for losses - noncurrent:
For pending lawsuits, environmental contingencies and various specific contingencies	1,853	798	688	(106)	1,857	1,853	1,578

	1,853	798	688	(106)	1,857	1,853	1,578

Total included in liabilities, 2008	2,319	870	744	—	2,445

Total included in liabilities, 2007	1,851	1,005	537	—		2,319

Total included in liabilities, 2006	1,237	882	268	—			1,851

d)	Cost of sales

	2008	2007	2006
Inventories at beginning of year	2,573	1,697	1,315
Purchases for the year	8,547	6,637	4,351
Production costs (Note 16.f)	15,866	12,788	11,458
Holding gains on inventories	476	451	394
Inventories at end of year	(3,449)	(2,573)	(1,697)

Cost of sales	24,013	19,000	15,821

e)	Foreign currency assets and liabilities

Account	Foreign currency and amount						Exchange rate in pesos as of 12-31-08		Book value as of 12-31-08
	2006		2007		2008
Current Assets
Cash	US$	2	US$	17	US$	44	3.41	(1)	150
Investments	US$	139	US$	117	US$	165	3.41	(1)	563
Trade receivables	US$	567	US$	588	US$	556	3.41	(1)	1,896
		€15		€10		€1	4.73	(1)	5
Other receivables	US$	1,262	US$	1,092	US$	264	3.41	(1)	900
	$CH	34,743	—	—	—	—	—		—
		€5		€4		€5	4.73	(1)	24

Total current assets									3,538

Noncurrent Assets
Investments	US$	51	US$	54	US$	52	3.41	(1)	177
Other receivables	US$	7	US$	6	US$	38	3.41	(1)	130

Total noncurrent assets									307

Total assets									3,845

Current Liabilities
Accounts payable	US$	523	US$	708	US$	1,314	3.45	(2)	4,533
		€12		€15		€24	4.79	(2)	115
Loans	US$	287	US$	140	US$	693	3.45	(2)	2,391
Salaries and social security	US$	7	US$	5	US$	13	3.45	(2)	45
Net advances from crude oil purchasers	US$	31	US$	3	—	—	—		—
Reserves	US$	21	US$	79	US$	108	3.45	(2)	372

Total current liabilities									7,456

Noncurrent Liabilities
Accounts payable	US$	736	US$	742	US$	919	3.45	(2)	3,171
Loans	US$	166	US$	166	US$	365	3.45	(2)	1,260
Salaries and social security	US$	66	US$	52	US$	34	3.45	(2)	116
Net advances from crude oil purchasers	US$	2	—	—	—	—	—		—
Reserves	US$	300	US$	374	US$	331	3.45	(2)	1,142

Total noncurrent liabilities									5,689

Total liabilities									13,145

(1)	Buying exchange rate.
(2)	Selling exchange rate.

f)	Expenses incurred

	2008					2007	2006
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	1,072	244	217	59	1,592	1,225	971
Fees and compensation for services	212	363	58	5	638	517	399
Other personnel expenses	352	119	28	21	520	415	334
Taxes, charges and contributions	284	28	400	—	712	551	446
Royalties and easements	2,396	—	7	15	2,418	2,006	2,101
Insurance	131	9	14	5	159	126	122
Rental of real estate and equipment	397	4	65	—	466	396	323
Survey expenses	—	—	—	186	186	218	124
Depreciation of fixed assets	4,573	74	127	1	4,775	4,139	3,718
Industrial inputs, consumable materials and supplies	611	10	51	4	676	593	532
Operation services and other service contracts	1,101	22	107	14	1,244	677	664
Preservation, repair and maintenance	2,400	24	44	3	2,471	1,757	1,400
Contractual commitments	61	—	—	—	61	596	519
Unproductive exploratory drillings	—	—	—	351	351	144	199
Transportation, products and charges	954	—	1,190	—	2,144	1,813	1,488
(Recovery) allowance for doubtful trade receivables	—	—	(12)	—	(12)	45	76
Publicity and advertising expenses	—	86	93	—	179	142	140
Fuel, gas, energy and miscellaneous	1,322	70	71	20	1,483	875	833

Total 2008	15,866	1,053	2,460	684	20,063

Total 2007	12,788	805	2,120	522		16,235

Total 2006	11,458	674	1,797	460			14,389

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is presented in accordance with SFAS No. 69, “Disclosures about Oil and Gas Producing Activities” (amounts expressed in millions of Argentine Pesos, except where otherwise indicated and prepared under Argentine GAAP).

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2008, 2007 and 2006:

	2008			2007			2006
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina		Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	56,452	716	57,168	50,871	545	51,416	47,398		36	47,434
Support equipment and facilities	1,505	—	1,505	1,358	—	1,358	1,183		—	1,183
Drilling and work in progress	2,341	—	2,341	2,656	—	2,656	2,049		293	2,342
Unproved oil and gas properties	384	53	437	147	50	197	109		31	140

Total capitalized costs	60,682	769	61,451	55,032	595	55,627	50,739		360	51,099
Accumulated depreciation and valuation allowances	(41,620)	(115)	(41,735)	(37,613)	(18)	(37,631)	(34,111)		(22)	(34,133)

Net capitalized costs	19,062	654	19,716	17,419	577	17,996	16,628	(1)	338	16,966

Company’s share in equity method investees’ net capitalized costs	77	—	77	73	—	73	78		—	78

(1)	Includes 1,127 of net capitalized cost related to other assets to be disposed by sale.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2008, 2007 and 2006:

	2008			2007			2006
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Exploration costs	631	71	702	545	31	576	427	75	502
Development costs	5,848	111	5,959	4,225	265	4,490	4,243	174	4,417

Total costs incurred	6,479	182	6,661	4,770	296	5,066	4,670	249	4,919

Company’s share in equity method investees’ total costs incurred	36	—	36	18	—	18	9	—	9

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

	2008			2007			2006
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	3,363	190	3,553	2,737	12	2,749	2,539	13	2,552
Net intersegment sales	12,576	—	12,576	13,989	—	13,989	13,960	—	13,960

Total net revenues	15,939	190	16,129	16,726	12	16,738	16,499	13	16,512
Production costs	(8,373)	(21)	(8,394)	(6,989)	(7)	(6,996)	(6,168)	(7)	(6,175)
Exploration expenses	(614)	(70)	(684)	(465)	(57)	(522)	(392)	(68)	(460)
Depreciation and expense for valuation allowances	(3,985)	(95)	(4,080)	(3,572)	(4)	(3,576)	(3,226)	(4)	(3,230)
Other	(275)	—	(275)	(190)	—	(190)	(117)	—	(117)

Pre-tax income (loss) from producing activities	2,692	4	2,696	5,510	(56)	5,454	6,596	(66)	6,530
Income tax expense	(1,030)	—	(1,030)	(2,314)	—	(2,314)	(2,589)	—	(2,589)

Results of oil and gas producing activities	1,662	4	1,666	3,196	(56)	3,140	4,007	(66)	3,941

Company’s share in equity method investees’results of operations	32	—	32	45	—	45	51	—	51

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

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. In determining reserves, the Company excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and the option and ability to make lifting and sale arrangements independently. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2008, 2007 and 2006 and the changes therein.

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2008				2007				2006
	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	617		6	623	674		6	680	771		6	777
Revisions of previous estimates	35		(4)	31	46		—	46	9		—	9
Extensions, discoveries and improved recovery	41		—	41	17		—	17	20		—	20
Production for the year (3)	(114)		(1)	(115)	(120)		—	(120)	(126)		—	(126)

End of year(4)	579	(1)	1	580	617	(1)	6	623	674	(1)	6	680

Proved developed reserves
Beginning of year	460		—	460	521		—	521	604		—	604
End of year	450	(2)	1	451	460	(2)	—	460	521	(2)	—	521
Company’s share in equity method investees’proved developed and undeveloped reserves	1		—	1	2		—	2	3		—	3

(1)	Includes natural gas liquids of 98, 114 and 123 as of December 31, 2008, 2007 and 2006, respectively.
(2)	Includes natural gas liquids of 71, 76 and 83 as of December 31, 2008, 2007 and 2006, respectively.
(3)	Crude oil, condensate and natural gas liquids production for the years 2008, 2007 and 2006 includes approximately 14, 14 and 15, respectively, of crude oil, condensate and natural gas liquids equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arragment independently.
(4)	Proved reserves of crude oil, condensate and natural gas liquids as of December 31, 2008, 2007 and 2006, include approximately 70, 74 and 81, respectively, of crude oil, condensate and natural gas liquids equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.

	Natural gas (Billions of standard cubic feet) (2)
	2008			2007			2006
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	3.702	6	3.708	4,008	7	4,015	4,675	8	4,683
Revisions of previous estimates	(132)	(2)	(134)	319	—	319	(63)	—	(63)
Extensions and discoveries	132	—	132	9	—	9	46	—	46
Production for the year (1)(2)	(606)	(1)	(607)	(634)	(1)	(635)	(650)	(1)	(651)

End of year(3)	3.096	3	3.099	3,702	6	3,708	4,008	7	4,015

Proved developed reserves
Beginning of year	2.438	3	2.441	2,568	3	2,571	3,197	4	3,201
End of year	2.216	3	2.219	2,438	3	2,441	2,568	3	2,571
Company’s share in equity method investees’proved developed and undeveloped reserves	49	—	49	51	—	51	73	—	73

(1)	Excludes quantities which have been flared or vented.
(2)	Natural gas production for the years 2008, 2007 and 2006 includes approximately 69, 72 and 75, respectively, of gas equivalent to the royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arragment independently.
(3)	Proved reserves of natural gas as of December 31, 2008, 2007 and 2006, include approximately 377, 423 and 459, respectively, of natural gas equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arragment independently.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 3.45, 3.15 and 3.06 to US$ 1, as of December 31, 2008, 2007 and 2006, respectively.

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

	2008			2007			2006
	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	88,852	289	89,141	120,976	1,871	122,847	102,269	52	102,321
Future production costs	(39,449)	(144)	(39,593)	(34,829)	(498)	(35,327)	(29,590)	(6)	(29,596)
Future development costs	(11,753)	(4)	(11,757)	(9,164)	(145)	(9,309)	(9,878)	—	(9,878)

Future income tax expenses	(7,759)	(49)	(7,808)	(22,390)	(430)	(22,820)	(17,382)	(16)	(17,398)
10% annual discount for estimated timing of cash flows	(7,899)	(25)	(7,924)	(18,546)	(218)	(18,764)	(15,486)	(13)	(15,499)
Standardized measure of discounted future net cash flows	21,992	67	22,059	36,047	580	36,627	29,933	17	29,950

Company’s share in equity method investees’standardized measure of discounted future net cash flows	266	—	266	184	—	184	194	—	194

(1)	Future cash inflows are stated net of the impact of withholdings on exports until 2011, according to the provisions of Law No. 26,217.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Beginning of year	36,627	29,950	39,405
Sales and transfers, net of production costs	(11,353)	(8,304)	(11,187)
Net change in sales and transfer prices, net of future production costs	(25,502)	7,056	(13,716)
Changes in reserves and production rates (timing)	1,282	5,391	2,107
Net changes for extensions, discoveries and improved recovery	2,250	793	471
Changes in estimated future development and abandonment costs	(2,495)	(949)	(1,545)
Development costs incurred during the year that reduced future development costs	2,554	1,762	1,933
Accretion of discount	3,428	2,198	3,388
Net change in income taxes	11,732	(2,123)	8,705
Others	3,536	853	389

End of year	22,059	36,627	29,950