Form 20-F
period 2009-12-31
YPF SOCIEDAD ANONIMA
filed 2010-06-29
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Ángel Ramos Sánchez

Tel: (011-54-11) 5441-0970

Facsimile Number: (011-54-11) 5441-0232

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class D Share, par value 10 pesos per share	New York Stock Exchange
Class D Shares	New York Stock Exchange*

*	Listed not for trading but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2009 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	65,949
Class D Shares	393,235,456

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

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2009, 2008 and 2007, YPF’s audited consolidated statements of income for the years ended December 31, 2009, 2008 and 2007, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2009, 2008 and 2007, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, and the related notes and schedules thereto.

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

The Audited Consolidated Financial Statements and other amounts derived from such Audited Consolidated Financial Statements included in this annual report reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant pesos through February 28, 2003. See Note 1 to the Audited Consolidated Financial Statements.

Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the company’s ability to satisfy its long-term sales commitments from future supplies available to the company, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” below and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Oil and Gas Terms

Oil and gas reserves definitions used in this annual report are in accordance with Regulations S-X and S-K, as amended by the U.S. Securities and Exchange Commission’s (“SEC”) final rule, Modernization of Oil and Gas Reporting

(Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08; December 31, 2008) and relevant guidance notes and letters issued by the SEC’s Staff.

The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves, possible reserves or reserves from nontraditional or unconventional sources.

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”: The total area, expressed in acres or km2, over which YPF has interests in exploration or production. Net acreage is YPF’s interest in the relevant exploration or production area.

“concession contracts”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession generally has rights and responsibilities for the exploration, development, production and sale of hydrocarbon, and typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.

“crude oil”: Crude oil with respect to YPF’s production and reserves includes condensate and natural gas liquids (“NGL”).

“gas”: Natural gas.

“hydrocarbons”: Crude oil and natural gas.

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60°F for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations:

“bbl”	Barrels.

“bcf”	Billion cubic feet.

“bcm”	Billion cubic meters.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“GWh”	Gigawatt hours.

“HP”	Horse Power.

“km”	Kilometers.

“km2 ”	Square kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LNG”	Liquefied natural gas.

“LPG”	Liquefied petroleum gas.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mcf”	Thousand cubic feet.

“mcm”	Thousand cubic meters.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmboe/d”	Million barrels of oil equivalent per day.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“mmcm/d”	Million cubic meters per day.

“mtn”	Thousand tons.

“MW”	Megawatts.

“psi”	Pound per square inch.

“WTI”	West Texas Intermediate.

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The following tables present our selected financial and operating data. You should read this information in conjunction with our Audited Consolidated Financial Statements and related notes, and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended is derived from our Audited Consolidated Financial Statements, which are included in this annual report. The financial data as of and for the years ended December 31, 2006 and 2005 is derived from our audited financial statements, which are not included in this annual report. Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended.

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on December 31, 2009 of Ps.3.80 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by Central Bank on June 23, 2010 was Ps.3.93 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

	As of and for Year Ended December 31,
	2009	2009	2008	2007	2006	2005(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)
Net sales(3)(4)	9,032	34,320	34,875	29,104	25,635	22,901
Gross profit	2,932	11,143	10,862	10,104	9,814	11,643
Administrative expenses	(290)	(1,102)	(1,053)	(805)	(674)	(552)
Selling expenses	(655)	(2,490)	(2,460)	(2,120)	(1,797)	(1,650)
Exploration expenses	(145)	(552)	(684)	(522)	(460)	(280)
Operating income	1,842	6,999	6,665	6,657	6,883	9,161
(Loss)/Income on long-term investments	(6)	(22)	83	34	183	39
Other income/(expense), net	42	159	(376)	(439)	(204)	(545)
Interest expense	(252)	(958)	(492)	(292)	(213)	(459)
Other financial income/(expense) and holding gains/(losses), net	(75)	(284)	318	810	667	561
Income from sale of long-term investments	—	—	—	5	11	15
Reversal/(impairment) of other current assets	—	—	—	69	(69)	—

	As of and for Year Ended December 31,
	2009	2009	2008	2007	2006	2005(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Income before income tax	1,551	5,894	6,198	6,844	7,258	8,772
Income tax	(634)	(2,408)	(2,558)	(2,758)	(2,801)	(3,410)
Net income	917	3,486	3,640	4,086	4,457	5,362
Earnings per share and per ADS(5)	2.33	8.86	9.25	10.39	11.33	13.63
Dividends per share and per ADS(5) (in pesos)	n.a.	12.45	23.61	6.00	6.00	12.40
Dividends per share and per ADS(5)(6) (in U.S. dollars)	n.a.	3.31	7.37	1.93	1.97	4.25
U.S. GAAP
Operating income	1,154	4,385	5,230	5,176	5,626	8,065
Net income	686	2,605	3,014	3,325	3,667	5,142
Earnings per share and per ADS(5) (in pesos)	n.a.	6.62	7.66	8.45	9.32	13.07
Consolidated Balance Sheet Data:
Argentine GAAP(2)
Cash	176	669	391	196	118	122
Working capital	(547)	(2,080)	(2,758)	4,081	4,905	2,903
Total assets	10,601	40,283	39,079	38,102	35,394	32,224
Total debt(7)	1,794	6,819	4,479	994	1,425	1,453
Shareholders’ equity(8)	4,969	18,881	20,356	26,060	24,345	22,249
U.S. GAAP
Total assets	12,248	46,544	44,251	40,746	37,046	34,748
Shareholders’ equity	6,768	25,717	25,492	29,067	26,241	24,254
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,272	4,832	4,775	4,139	3,718	2,707
Cash used in fixed asset acquisitions	1,483	5,636	7,035	6,163	5,002	3,722

(1)	Consolidated income and balance sheet data for the year ended December 31, 2005 set forth above include the retroactive effect from the application of new accounting rules in Argentina effective since January 1, 2006.
(2)	The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.
(3)	Includes Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008, Ps.1,350 million for the year ended December 31, 2007, Ps.1,451 million for the year ended December 31, 2006, and Ps.1,216 million for the year ended December 31, 2005 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13(b) to the Audited Consolidated Financial Statements.
(4)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and, from 2002, customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(5)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(6)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(7)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008, Ps.523 million as of December 31, 2007, Ps.510 million as of December 31, 2006, and Ps.1,107 million as of December 31, 2005.

(8)	Our subscribed capital as of December 31, 2009 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law (Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2011, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2005	2.86	3.04	2.90	(1)	3.03
2006	3.03	3.10	3.07	(1)	3.06
2007	3.05	3.18	3.12	(1)	3.15
2008	3.01	3.45	3.18	(1)	3.45
2009	3.45	3.85	3.75	(1)	3.80
Month
December 2009	3.79	3.83	3.81		3.80
January 2010	3.79	3.83	3.80		3.83
February 2010	3.83	3.86	3.85		3.86
March 2010	3.86	3.88	3.86		3.88
April 2010	3.87	3.89	3.88		3.89
May 2010	3.89	3.93	3.90		3.93
June 2010 (2)	3.92	3.93	3.92		3.93

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through June 23, 2010.

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

As a result of the recent global financial crisis and the continuing uncertain economic environment, certain risks may gain more prominence either individually or when taken together. Certain oil and gas prices and margins may be lower than in recent years due to reduced demand and certain other factors.

Risks Relating to Argentina

Our business is largely depend upon economic conditions in Argentina

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with real GDP increasing at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated to approximately 1% in 2009, according to preliminary data. No assurances can be given that growth will resume at historical rates, or at all, in 2010 or subsequent years or that the economy will not contract. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions.” If economic conditions in Argentina were to deteriorate, it would likely have an adverse effect on our financial condition and results of operations.

Our domestic operations are subject to extensive regulation.

The oil and gas industry is subject to extensive government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be materially and adversely affected by regulatory and political changes in Argentina. We currently face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•

limitations on our ability to pass higher domestic taxes or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers);

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•

in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

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

During the last several years, the Argentine authorities have adopted a number of measures that have resulted in extensive restrictions on exports of natural gas from Argentina. Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events that relieve us from any contingent liability for the failure to comply with our contractual obligations, although no assurance can be given that this position will prevail. See “Item 4. Information on the Company—Exploration and Production—Delivery commitments—Natural gas supply contracts,” “Item 4. Information on the Company—Exploration and Production—The Argentine natural gas market,” and “Item 8. Financial Information—Legal Proceedings.”

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

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Argentine Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel production in the export market, and thereby obliged to sell in the local market at prevailing domestic prices.

We are unable to predict how long these export restrictions will be in place, or whether any further measures will be adopted that adversely affect our ability to export gas, crude oil and diesel fuel or other products and, accordingly, our results of operations.

The imposition of new export duties and other taxes could adversely affect our results

Since 2002, new duties have been imposed on exports, and have been progressively increased over the years. Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, amended the export duties on crude oil and other crude derivative products imposed in previous years. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

With respect to natural gas products, Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

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

Risks Relating to the Argentine Oil and Gas Business and Our Business

Oil and gas prices could affect our level of capital expenditures

The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices for certain products prevail or decrease, our ability to improve our hydrocarbon recovery rates, find new reserves and carry out certain of our other capital expenditure plans is likely to be adversely affected, which in turn would have an adverse effect on our results of operations.

Our reserves and production are likely to decline

Argentina’s oil and gas fields are mature and our reserves and production are declining as reserves are depleted. In the last two years our proved reserves declined by approximately 21.0%, and we replaced approximately 42.1% of our production with new proved reserves during 2009; average daily production in 2009, on a boe basis, declined by approximately 7.9% from 2008. We are engaged in efforts to mitigate these declines by adding reserves through technological enhancements aimed at improving our recovery factors as well as through deepwater offshore exploration and development of tight gas. These efforts are subject to material risks and may prove unsuccessful due to risks inherent to the oil and gas industry.

Our oil and natural gas reserves are estimates

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.

The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are:

•	the results of drilling, testing and production after the date of the estimates, which may require substantial revisions;

•	the quality of available geological, technical and economic data and the interpretation and judgment of such data;

•	the production performance of reservoirs;

•	developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques;

•

changes in oil and natural gas prices, which could have an effect on the size of our proved reserves because the estimates of reserves are calculated under existing economic conditions when such estimates are made. A decline in the price of oil or gas could make reserves no longer economically viable to exploit and therefore not classifiable as proved; and

•

whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made. Changes in tax rules and other government regulations could make reserves no longer economically viable to exploit.

Many of the factors, assumptions and variables involved in estimating proved reserves are beyond our control and are subject to change over time. See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves.” Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

The oil and gas industry is subject to particular economic and operational risks

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, and natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, oil or natural gas spills or leaks, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. If these risks materialize, we may suffer substantial operational losses and disruptions to our operations and harm to our reputation. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The expiration of part of our and other Argentine oil companies’ concessions occurs in 2017. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. Concessions representing approximately 50% of our proved reserves as of December 31, 2009 have been extended prior to the date of this annual report (see Note 10(c) to our Audited Consolidated Financial Statements). We cannot provide assurances that concessions that have not yet been renewed will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions. The termination of, or failure to obtain the extension of, a concession or permit could have a material adverse effect on our business and results of our operations.

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

We may incur significant costs and liabilities related to environmental, health and safety matters

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.” Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes. If adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

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

We could be subject to organized labor action

Although we consider our current relations with our workforce to be good, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes during 2008 and 2009. See “Item 5. Operating and Financing Review and Prospects—Factors Affecting Our Operations—Macroeconomic conditions.”

Risks Relating to Our Class D Shares and ADSs

Our principal shareholder can exercise control over the company

Following the Petersen Transaction, as defined in “Item 7. Major Shareholders and Related Party Transactions” Repsol YPF controls 84.04% of our capital stock and voting rights and Petersen Energía S.A. (“Petersen Energía”) and Petersen Energía Inversora S.A. (“PEISA”, and together with Petersen Energía, the “Petersen Group”) control 15.46% of our shares and voting rights, in each case subject to the shareholders’ agreement described below. In addition, Repsol YPF has granted certain affiliates of Petersen Energía (in particular, Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them) an option to purchase an additional 10% of our capital stock held by Repsol YPF. A number of YPF corporate matters are subject to the voting and other procedures set forth in a shareholders’ agreement entered into between Repsol YPF, certain affiliates of Repsol YPF and Petersen Energía. Repsol YPF will be able to determine substantially all other matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Subject to the terms of the shareholders’ agreement, Repsol YPF will also direct our operations and may be able to cause or prevent a change in our control. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.” Repsol YPF’s and the Petersen Group’s interests may differ from those of our other shareholders.

Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock

Under our by-laws, the approval of the holder of our Class A shares is required to undertake certain strategic transactions, including a merger, an acquisition that results in the purchaser holding 15% or more of our capital stock or an acquisition that results in the purchaser holding a majority of our capital stock. The interests of our Class A shareholder, the Argentine government, may differ from those of our other shareholders, and, as result, we may not be able to undertake certain transactions on terms that are advantageous to our other shareholders or at all.

In addition, under our by-laws, an acquisition that results in the purchaser holding 15% or more of our capital stock would require such purchaser to make a public cash tender offer for all of our outstanding shares and convertible securities, which could discourage certain investors from acquiring significant stakes in our capital stock. See “Item 10. Additional Information—Certain Provisions Relating to Acquisitions of Shares.”

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

Under Argentine law, shareholder rights may be different from other jurisdictions

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs

Repsol YPF owns Class D shares and ADSs representing a significant majority of our capital stock (which may be reduced by 10% if the Second Petersen Option described under “Item 7. Major Shareholders and Related Party Transactions—Option Agreements” is exercised). The Petersen Group owns ADSs representing up to approximately 15.46% of our capital stock (which may be increased up to approximately 25.46% if the Second Petersen Option is exercised). In addition, as described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Registration Rights and Related Agreements,” we have filed and undertaken to maintain an effective shelf registration statement for the benefit of the lenders under the senior secured term loan facility provided to Petersen Energía to enable it to enter into the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions”). The lenders under the senior secured term loan facility, upon the acceleration of such facility following the occurrence and continuation of an event of default under such facility, will be able to freely sell up to approximately 15% of our outstanding capital stock (which may be increased to approximately 25% if the Second Petersen Option is exercised) under the shelf registration statement. Sales of a substantial number of Class D shares or ADSs by Repsol YPF, the Petersen Group, such lenders or any other future significant shareholder, or the anticipation of such sales, could decrease the trading price of our Class D shares and the ADSs. See “Item 7. Major Shareholders and Related Party Transactions.”

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

You may be unable to exercise voting rights with respect to the Class D shares underlying your ADSs at our shareholders’ meetings

The depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of ADRs representing the ADSs being held by the depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class D shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the BASE, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class D shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class D shares, and Class D shares represented by ADSs may not be voted as you desire. Class D shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

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

History and Development of YPF

Overview

YPF is a limited liability company (sociedad anónima), incorporated under the laws of Argentina for an unlimited term. Our address is Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is (011-54-11) 5441-2000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”.

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million).

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

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012. See “Item 7. Major Shareholders and Related Party Transactions.”

Upstream Operations

•

We operate more than 70 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids, in 2009, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2009, of approximately 538 mmbbl of oil and 2,672 bcf of gas, representing aggregate reserves of 1,013 mmboe.

•	In 2009, we produced 111 mmbbl of oil (302 mbbl/d) and 533 bcf of gas (1,460 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of December 31, 2009 consisted of 1,632 YPF-branded service stations, which we estimate represented approximately 30.9% of all service stations in Argentina.

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

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments, expenditures and divestitures.”

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2008 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$6.16/mmBtu in December 2009 and in March 2010, while our average sales price in Argentina during 2009 was approximately U.S.$1.86/mmBtu.

Argentina’s gross domestic product, or GDP, has grown at an average annual real rate of approximately 8.5% from 2003 to 2008, after declines during the economic crisis of 2001 and 2002. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.7% and 4.7%, respectively, during the period 2003-2008, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2009 its net imports of diesel amounted to approximately 545 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

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

On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. Repsol YPF owns a majority of our capital stock and, subject to the shareholders’ agreement entered into between Repsol YPF and Petersen Energía, is able to determine substantially all issues decided by our shareholders. See “Item 7. Major Shareholders and Related Party Transactions.”

Business Segments

We organize our business along the following segments:

•	Exploration and Production;

•	Refining and Marketing; and

•	Chemicals.

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

The Chemicals segment sells petrochemical products both in the domestic and export markets.

Additionally, we record certain assets, liabilities and costs under the Corporate and Other segment, including corporate administration costs and assets and certain construction activities.

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2009, 2008 and 2007:

	For the Year Ended December 31,
	2009	2008	2007
	(in millions of pesos)
Net Sales(1)
Exploration and Production(2)(3)
To unrelated parties	4,757	4,016	3,288
To related parties	751	939	724
Intersegment sales and fees(3)	14,473	12,663	14,056

Total Exploration and Production	19,981	17,618	18,068

Refining and Marketing(4)
To unrelated parties	25,733	25,364	20,375
To related parties	627	1,508	2,045
Intersegment sales and fees	1,202	1,145	1,858

Total Refining and Marketing	27,562	28,017	24,278

Chemicals
To unrelated parties	1,932	2,829	2,563
Intersegment sales and fees	1,105	1,094	892

Total Chemicals	3,037	3,923	3,455

Corporate and Other
To unrelated parties	520	219	109
Intersegment sales and fees	350	461	440

Total Corporate and Others	870	680	549

Less intersegment sales and fees	(17,130)	(15,363)	(17,246)

Total net sales(5)	34,320	34,875	29,104

Operating Income (Loss)
Exploration and Production	5,379	3,315	5,679
Refining and Marketing	1,896	3,089	1,234
Chemicals	559	1,178	500
Corporate and Other	(820)	(815)	(620)
Consolidation adjustments	(15)	(102)	(136)

Total operating income	6,999	6,665	6,657

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “—Exploration and Production—Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices established by us, which generally seek to approximate Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.4,904 million, Ps.7,228 million, and Ps.8,400 million, for the years ended December 31, 2009, 2008 and 2007, respectively. The export sales were mainly to the United States and Brazil.

Exploration and Production

Principal properties

Our production is concentrated in Argentina and our domestic operations are subject to numerous risks. See “Item 3. Key Information—Risk Factors.”

The following table sets forth information with regard to YPF’s developed and undeveloped acreage by geographic area as of December 31, 2009:

	At December 31, 2009
	Developed(1)		Undeveloped(2)
	Gross(3)	Net(4)	Gross(3)	Net(4)
	(thousands of acres)
South America	1,095	581	28,155	12,376
Argentina	1,095	581	26,079	11,753
Rest of South America	—	—	2,076	623
North America(5)	17	3	345	213

Total	1,112	584	28,500	12,589

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which YPF owns a working interest.
(4)	“Net” acreage equals gross acreage after deducting third party interests.
(5)	The United States only.

Argentine properties

Argentina is the fourth largest hydrocarbon producing nation in Latin America and the fourth largest in terms of reserves, after Mexico, Venezuela and Brazil based on 2008 data, according to the 2008 edition of BP Statistical Review of World Energy, published in June 2009 (the “BP Statistical Report”). Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. According to the BP Statistical Report, a total of 23 sedimentary basins have been identified in the country. Six of these are combined onshore/offshore and three are entirely offshore. Argentina’s total onshore acreage is composed of approximately 421 million acres, and total offshore acreage consists of 176 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the country’s estimated 571 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and the Noroeste basin in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for our activities in Argentina.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2009:

	Wells(1)(2)(3)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Onshore	11,151	9,597	762	489
Neuquina	3,494	2,923	610	414
Golfo San Jorge	6,710	5,908	48	47
Cuyana	793	719	—	—
Noroeste	32	10	55	13
Austral	122	37	49	15
Offshore	—	—	23	12

Total	11,151	9,597	785	501

(1)	In addition to productive oil and gas wells located in Argentina, we have interests in oil wells located in the United States (7 gross wells and 1 net well, as of December 31, 2009).

(2)	A “gross well” is a well in which YPF owns a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.
(3)	Gross and net wells include one oil well and three gas wells with multiple completions.

The table below provides certain information with respect to our net working interests in our principal oil and gas fields in Argentina at December 31, 2009, all of which are mature:

		Production 2009		Proved Reserves as of December 31, 2009
Areas(1)	Interest	Oil (mmbbl)	Gas (mmcf)	Oil (mmbbl)	Gas (mmcf)	BOE (mmboe)	Basin/Location	Development Stage of the area
Loma La Lata	100%	16,671	214,233	69,592	1,323,809	305,355	Neuquina	Mature Field
Chihuido La Salina	100%	6,267	22,031	25,919	116,657	46,695	Neuquina	Mature Field
Los Perales	100%	6,104	16,130	32,962	54,209	42,616	Golfo San Jorge	Mature Field
San Roque	34%	2,516	45,294	9,883	182,563	42,397	Neuquina	Mature Field
El Portón	100%	2,731	12,600	13,426	114,663	33,847	Neuquina	Mature Field
Chihuido Sierra Negra	100%	8,172	2,050	32,067	9,930	33,835	Neuquina	Mature Field
Aguada Toledo – Sierra Barrosa	100%	766	30,050	10,133	102,566	28,399	Neuquina	Mature Field
Manantiales Behr	100%	6,211	4,189	25,576	11,124	27,557	Golfo San Jorge	Mature Field
Barranca Baya	100%	4,179	941	25,758	5,923	26,812	Golfo San Jorge	Mature Field
Puesto Hernández	73%	4,147	—	26,298	—	26,298	Neuquina	Mature Field
Seco León	100%	3,090	2,765	20,706	13,717	23,149	Golfo San Jorge	Mature Field
Desfiladero Bayo	100%	3,836	217	20,195	2,324	20,609	Neuquina	Mature Field
Vizcacheras	100%	2,594	333	17,089	2,086	17,460	Cuyana	Mature Field
Señal Picada	100%	2,053	214	15,230	1,349	15,470	Neuquina	Mature Field
Lomas del Cuy	100%	2,801	1,410	14,003	5,522	14,987	Golfo San Jorge	Mature Field
Barrancas	100%	2,124	111	13,744	620	13,854	Cuyana	Mature Field
CNQ 7A	50%	4,213	—	12,633	—	12,633	Neuquina	Mature Field
La Ventana Central	(2)	1,561	195	10,387	1,291	10,617	Cuyana	Mature Field
El Trébol	100%	2,002	308	9,169	958	9,340	Golfo San Jorge	Mature Field
Escalante	100%	1,344	1,086	8,520	4,045	9,241	Golfo San Jorge	Mature Field
Cerro Fortunoso	100%	1,579	—	8,017	—	8,017	Neuquina	Mature Field

(1)	Exploitation areas.
(2)	69.6% for crude oil and 60% for natural gas liquids and natural gas.

Approximately 86% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (54%) and Golfo San Jorge (32%) basins, and approximately 95% of our proved gas reserves in Argentina are concentrated in the Neuquina (73%), Noroeste (16%) and Austral (6%) basins.

As of December 31, 2009, YPF held 107 production concessions and exploration permits in Argentina. YPF directly operates 71 of them, including 61 production concessions and 10 exploration permits.

As of December 31, 2009, YPF held 16 exploration permits in Argentina, 11 of which are onshore exploration permits and five of which are offshore exploration permits. YPF has 100% ownership of three onshore permits, and its participating interests in the rest vary between 50% and 63%. YPF’s interests in the offshore permits vary between 30% and 35%.

As of December 31, 2009, YPF had 91 production concessions in Argentina. YPF has a 100% ownership interest in 54 production concessions, and its participating interests in the remaining 37 production concessions vary between 12.2% and 98%.

Joint ventures and contractual arrangements in Argentina. We participate in 13 exploration and 25 production joint ventures and contractual arrangements (18 of them not operated by YPF) in Argentina. Our interests in these joint ventures and contractual arrangements range from 12.2% to 98%, and our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participate, see Note 6 to the Audited Consolidated Financial Statements.

We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts.

International properties

As of December 31, 2009, we had mineral rights in 63 blocks in the United States, comprised of 58 exploratory blocks, with a net surface area of 857 square kilometers and five development blocks, with a net surface area of 17 square kilometers. Our U.S. subsidiaries’ net proved reserves in the United States as of December 31, 2009 were 1.4 mmboe. Our U.S. subsidiaries’ net petroleum production in the United States for 2009 was 1.0 mmboe.

The Neptune Field is located approximately 120 miles from the Louisiana coast within the deepwater region of the Central Gulf of Mexico. The unitized field area comprises Atwater Valley Blocks 573, 574, 575, 617 and 618. Our indirect subsidiary, Maxus U.S. Exploration Company, has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and Woodside Petroleum Ltd (20%). BHP Billiton is the operator of the Neptune Field and the associated production facilities. The Neptune reserves are being produced using a standalone, tension leg platform (TLP) located in Green Canyon Block 613 within 4,230 feet of water. Production began on July 8, 2008. The platform supports seven sub-sea development wells which are tied back to the TLP via a subsea gathering system.

In 2009, YPF Holdings Inc. (“YPF Holdings”) participated in the drilling of the Northwood exploration prospect in the Gulf of Mexico with a net interest of 3.5%. YPF Holdings’ total net investment was U.S.$11 million. No reserves were found.

In addition, YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except for commitments related to the Neptune Project located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. Total commitments remaining as of December 31, 2009 for the Neptune Project are capital expenditures of U.S.$1.3 million and minimum pipeline transportation payment obligations of U.S.$16.3 million.

Additionally, as of December 31, 2009, we held through YPF Guyana Ltd, a wholly-owned subsidiary of YPF International, S.A., an undivided participating interest of 30% in a petroleum prospecting license (the “Petroleum Prospecting License”) and a petroleum agreement (the “Petroleum Agreement”) in Guyana, with a surface exploratory area attributable to our working interest of 2,520 square kilometers, which represents approximately 622.7 thousand undeveloped acres. The renewal of the Petroleum Prospecting License took place on November 25, 2009 and it was granted by the Guyana government for three years. In accordance with the Petroleum Agreement, the start of a new renewal period implied a relinquishment of 930 square kilometers (according to our 30% interest) of the Georgetown exploration block (offshore Guyana), as well as the drilling of an exploratory well, in respect of which we have committed to make capital expenditures of U.S.$32.4 million (according to our undivided interest of 30% in that exploration block). Drilling of the exploratory well must commence before May 25, 2011.

The main exploration activities performed during 2009 were the acquisition and primary processing of 3D seismic data for 1,850 square kilometers. Additionally, the seismic data was re-processed using pre-stack depth migration. Regional and detailed geological studies and field and well data were analyzed to assess the potential of the Georgetown block. These studies led to the definition of the Jaguar 1 prospect, considered the main exploration target of the block. During 2010, the exploration activities will be focused on the final prospect coordinates and depth definition, followed by well planning and pre-drilling activities (such as rig contract bidding, the acquisition of long lead items and conducting site surveys).

Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings—Operations in the United States.”

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible (from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations) prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

In accordance with the SEC’s new rules, information on net proved reserves as of December 31, 2009 (including for the calculation of unit-of-production depreciation rates and the standardized measure of discounted net cash flow) was calculated using the average price during the 12-month period ending on December 31, 2009, determined as an unweighted average of the first-day-of-the-month price for each month of that period. Information on net proved reserves as of December 31, 2008 and 2007 was calculated using year-end prices and costs, respectively.

Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, we exclude from our reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from our reported reserves despite the fact that such payments are referred to as “royalties” under local rules. We follow the same methodology in reporting our production amounts.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

YPF’s estimated proved reserves as of December 31, 2009 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

The use of new reliable technology as well as the change to an average of the first-day of the month prices from year-end prices to calculate proved reserves did not have any material impact on YPF’s proved reserves volumes in 2009.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2009

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2009.

	Proved Developed and Undeveloped Reserves
	Consolidated Entities			Investees Accounted for by the Equity Method
	Oil(1)	Natural gas	Total(2)	Oil(1)	Natural gas	Total(2)
	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)
Proved developed reserves
South America
Argentina	428	2,100	801	2	49	10
North America
United States	1	2	1	—	—	—
Proved undeveloped reserves
South America
Argentina	109	570	211	—	—	—
North America
United States	—	—	—	—	—	—
Proved developed and undeveloped reserves
South America
Argentina	537	2,670	1,012	2	49	10
North America
United States	1	2	1	—	—	—

Total(3)	538	2,672	1,013	2	49	10

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Proved oil reserves of consolidated entities include an estimated approximately 67 mmbbl of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved reserves of natural gas of consolidated entities include an estimated approximately 274 bcf of natural gas in respect of such payments. Investees’ reserves in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2007, 2008 and 2009, by hydrocarbon product.

	Proved Developed and Undeveloped Reserves
	Consolidated Entities			Investees Accounted for by the Equity Method
	Oil(1)	Natural gas	Total(2)	Oil(1)	Natural gas	Total(2)
	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)
Reserves at December 31, 2006	680	4,015	1,396	3	73	16

Revisions of Previous Estimates(3)	46	319	100	—	(1)	—
Extensions and Discoveries	9	9	11	—	—	—
Improved Recovery	8	—	8	—	—	—
Production for the Year(4)	(120)	(635)	(232)	(1)	(21)	(5)

Reserves at December 31, 2007(5)	623	3,708	1,283	2	51	11

Revisions of Previous Estimates(3)	31	(134)	8	—	16	3
Extensions and Discoveries	20	129	43	—	—	—
Improved Recovery	21	3	22	—	—	—
Production for the Year(4)	(115)	(607)	(223)	(1)	(18)	(4)

Reserves at December 31, 2008(5)	580	3,099	1,133	1	49	10

Revisions of Previous Estimates(3)	40	36	43	2	17	3
Extensions and Discoveries	14	69	27	—	—	—

	Proved Developed and Undeveloped Reserves
	Consolidated Entities			Investees Accounted for by the Equity Method
	Oil(1)	Natural gas	Total(2)	Oil(1)	Natural gas	Total(2)
	(mmbbl)	(bcf)	(mmboe)	(mmbbl)	(bcf)	(mmboe)
Improved Recovery	15	1	15	—	—	—
Production for the Year(4)	(111)	(533)	(205)	(1)	(17)	(3)

Reserves at December 31, 2009(5)(6)	538	2,672	1,013	2	49	10

Proved Developed Reserves
At December 31, 2007	460	2,441	894	1	31	7
At December 31, 2008	451	2,219	847	1	49	10
At December 31, 2009	429	2,102	802	2	49	10

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Revisions in estimates of reserves are performed at least once a year. Revisions of oil and natural gas proved reserves are considered prospectively in the calculation of depreciation.
(4)	Oil production of consolidated entities for the years 2007, 2008 and 2009 includes an estimated approximately 14, 14 and 12 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production of consolidated entities for the years 2007, 2008 and 2009 includes an estimated approximately 72, 69 and 54 bcf, respectively, of natural gas, in respect of such payments. Oil and natural gas production of investees in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(5)	Proved oil reserves of consolidated entities as of December 31, 2007, 2008 and 2009 include an estimated approximately 74, 70 and 67 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved reserves of natural gas of consolidated entities as of December 31, 2007, 2008 and 2009 include an estimated approximately 423, 377 and 274 bcf, respectively, of natural gas, in respect of such payments. Investees’ reserves in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(6)	Proved oil and natural gas reserves of consolidated entities as of December 31, 2009 were 1,013 mmboe (53% crude oil, including condensate and natural gas liquids, and 47% natural gas), a decrease of 11% compared to net crude oil and gas proved reserves of 1,133 mmboe reported at December 31, 2008. Investees’ proved oil and natural gas reserves at December 31, 2009 were 10 mmboe (15% crude oil, including condensate and natural gas liquids and 85% natural gas).

The table below sets forth further information regarding changes in YPF’s net proved reserves of oil and natural gas during 2007, 2008 and 2009, by geographic region.

	Proved Developed and Undeveloped Reserves
	Oil(1)				Natural gas(2)
	Argentina	United States	Total	Argentina	United States	Total
	(mmbbl)			(bcf)
Reserves at December 31, 2006	674	6	680	4,008	7	4,015

Revisions of Previous Estimates(2)	46	—	46	319	*	319
Extensions and Discoveries	9	—	9	9	—	9
Improved Recovery	8	—	8	—	—	—
Production for the Year(3)	(120)	—	(120)	(634)	*	(635)

Reserves at December 31, 2007(4)	617	6	623	3,702	6	3,708

Revisions of Previous Estimates(2)	35	(4)	31	(132)	(2)	(134)
Extensions and Discoveries	20	—	20	129	—	129
Improved Recovery	21	—	21	3	—	3
Production for the Year(3)	(114)	(1)	(115)	(606)	(1)	(607)

	Proved Developed and Undeveloped Reserves
	Oil(1)			Natural gas(2)
	Argentina	United States	Total	Argentina	United States	Total
	(mmbbl)			(bcf)
Reserves at December 31, 2008(4)	579	1	580	3,096	3	3,099

Revisions of Previous Estimates(2)	39	1	40	36	—	36
Extensions and Discoveries	14	—	14	69	—	69
Improved Recovery	15	—	15	1	—	1
Production for the Year(3)	(110)	(1)	(111)	(532)	(1)	(533)

Reserves at December 31, 2009(4)	537	1	538	2,670	2	2,672

Proved Developed Reserves (consolidated entities only)(5)

At December 31, 2007	460	*	460	2,438	3	2,441
At December 31, 2008	450	1	451	2,216	3	2,219
At December 31, 2009	428	1	429	2,100	2	2,102

Proved Developed and Undeveloped Reserves (YPF’s Share in Investees’ Reserves)

At December 31, 2007	2	—	2	51	—	51
At December 31, 2008	1	—	1	49	—	49
At December 31, 2009	2	—	2	49	—	49

(1)	Proved oil reserves include 83, 98 and 114 mmbbl of natural gas liquids as of December 31, 2009, 2008 and 2007, respectively.
(2)	Excludes quantities of gas which have been flared or vented.
(2)	Revisions in estimates of reserves are performed at least once a year. Revisions of proved reserves are considered prospectively in the calculation of depreciation.
(3)	Oil production for the years 2007, 2008 and 2009 includes an estimated approximately 14, 14 and 12 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production for the years 2007, 2008 and 2009 includes an estimated approximately 72, 69 and 54 bcf, respectively, of natural gas, in respect of such payments.
(4)	Proved oil reserves as of December 31, 2007, 2008 and 2009 include an estimated approximately 74, 70 and 67 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved reserves of natural gas as of December 31, 2007, 2008 and 2009 include an estimated approximately 423, 377 and 274 bcf, respectively, of natural gas, in respect of such payments.
(5)	Proved oil reserves include 66, 71 and 76 mmbbl of natural gas liquids as of December 31, 2009, 2008 and 2007, respectively.
*	Less than one mmbbl/bcf based on YPF’s net interest.

The paragraphs below explain in further detail the most significant changes in our reserves during 2009.

Changes in our estimated proved reserves during 2009

1.	Revisions of previous estimates

During 2009, our proved reserves were revised upwards by 40 mmbbl of oil and 36 bcf of gas.

The main revisions to proved reserves have been due to:

•

A total of 28 mmboe were added as proved reserves in the Ramos, Barranca Baya, Los Perales, Chihuido de La Salina, Manantiales Behr, Seco León, Las Heras, Cañadón Yatel and Escalante areas, mainly as a result of better than expected production and new development projects.

•

A total of 11 mmboe were added to net proved reserves as a result of the extension of our concession contracts concerning the San Roque, Lindero Atravesado and Aguada Pichana fields, which were extended for 10 years (until 2027).

•

Changes in economic conditions (in particular, increasing oil prices), resulted in upward adjustments of 7 mmboe in proved reserves in some exploitation areas such as Puesto Molina and Cañadón Amarillo. This revision includes the booking of development projects in undeveloped proved reserves areas where exploitation would not have been economically viable under 2008 year-end oil prices.

•

In the San Roque field, 7 mmboe of proved reserves were added and 28 mmboe of proved undeveloped reserves were transferred to the developed category, as a result of the successful production performance of development projects.

•	An addition of 3 mmboe of proved reserves was made as a result of successful workover jobs performed in some areas, mainly in Chihuido de La Salina, Los Cavaos and Los Perales fields.

•	The results of our development wells were below expectations in some areas, resulting in a downward revision of 9 mmboe of proved reserves, mainly in Loma La Lata field.

•	New reservoir studies and changes in our development projects resulted in a net reduction of 7 mmboe in proved reserves in the Acambuco field.

2.	Improved recovery

In the Golfo de San Jorge and Neuquina basins, 10 mmbbl of proved oil reserves have been added on account of the completion of technical/economic feasibility studies on extensions of current improved recovery projects, scheduled to be implemented between 2010 and 2014, mainly in Aguada Toledo—Sierra Barrosa, Los Perales and Seco León.

A total of 5 mmbbl of proved oil reserves have been added due to positive production response, well repairs, and new production and injection wells drilled as part of the improved recovery projects, mainly in the Chihuido La Salina, Señal Picada, Desfiladero Bayo and CNQ 7A fields.

3.	Extensions and discoveries

A total of 27 mmboe (68 bcf of gas and 15 mmbbl of oil) of proved reserves have been added as a result of drilling in unproved reserves areas during 2009 (in particular in the San Roque, Manantiales Behr, Loma La Lata, Barranca Baya, Aguarague, Seco León, Cañadón Yatel and Desfiladero Bayo fields).

Exploratory activities in Bandurria (in the Neuquina basin) were successful with the completion of the exploratory well La Caverna X-1, adding 0.1 mmboe.

Changes in our proved undeveloped reserves during 2009

YPF had estimated net proved undeveloped reserves of 211 mmboe at December 31, 2009, which represented 20.8% of our 1,013 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 286 mmboe at December 31, 2008 (25% of the 1,133 mmboe total reported proved reserves as of such date). This 26% decrease in net proved undeveloped reserves in 2009 was principally due to the implementation of development programs which resulted in the transfer of approximately 81 mmboe from proved undeveloped to proved developed reserves during such year. The largest transfers were associated with the drilling activity in development projects and the installation of compression facilities in the Loma La Lata, Sierras Blancas and San Roque gas fields. On the other hand, newly approved projects and revisions of previous estimates resulted in a net addition of 6 mmboe in proved undeveloped reserves for this period.

YPF’s total expenditure to advance the development of reserves during 2009 was approximately U.S.$738 million, of which U.S.$125 million was allocated to projects that resulted in a transfer of proved undeveloped to proved developed reserves during the year.

As at December 31, 2009, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

Internal controls on reserves and reserves audits

All of our oil and gas reserves held in consolidated companies have been estimated by our petroleum engineers. In order to meet the high standard of “reasonable certainty,” reserves estimates are stated taking into consideration additional guidance as to reservoir economic producibility requirements, acceptable proved area extensions, drive mechanisms and improved recovery methods, marketability under existing economic and operating conditions and project maturity.

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

Estimates of ultimate recovery are obtained by applying recovery factors to the original quantities of petroleum in place. These factors are based on the drive mechanisms inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the reservoir and its production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate ultimate recovery. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production are considered in estimating ultimate recovery.

In certain cases where the above methods could not be used, proved reserves are estimated by analogy to similar reservoirs where more complete data are available.

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF, and aligned with the control of quality of reserves booking of Repsol YPF. This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Control Direction (RCD) is separate and independent from the Exploration and Production segment. RCD’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the company’s hydrocarbon reserves. The primary objectives of the RCD is to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the Financial Accounting Standard Board (FASB), and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RCD is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil and natural gas. The RCD is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RCD staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RCD are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Control Director, head of the RCD, who is responsible for overseeing the preparation of the reserves estimates. The current director has over 30 years of experience in reservoir-engineering, geology and geophysics, reserves estimates, project development, finance and general accounting regulation and with well-rounded exposure to international operations. Over the past three years, he has been responsible for supervision over YPF’s governance and compliance procedures in respect of reserves estimates. He is an active member of the Society of Petroleum Engineers (SPE) and serves on its Editorial Committee for Reservoir Engineering and Evaluation. In addition, he holds a petroleum engineering degree from Universidad Central de Venezuela, MSc and PhD degrees in petroleum engineering from Pennsylvania State University in the United States, and an MBA from Instituto de Estudios Avanzado de Administración in Venezuela. Consistent with our internal control system requirements, the Reserves Control Director’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RCD of changes in proved reserves submitted by the Exploration and Production business unit and associated with properties where technical, operational or commercial issues have arisen.

(d)	The Quality Reserve Coordinator (QRC), who is a professional assigned at each Exploration and Production business unit of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 10 years of practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimate and evaluation of reserves information, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our internal audit team, which examines the effectiveness of YPF’s financial controls, designed to ensure the reliability of reporting and safeguarding of all the assets and examining YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three year cycle, and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to third party reserves audit, YPF’s proved reserves figures have to be within 7% of the third party reserves audit figures for YPF to declare that the volumes have been ratified by a third party reserves audit. In the event that the difference is greater than the tolerance, YPF will reestimate its proved reserves to achieve this tolerance level or should disclose the third party figures.

In 2009, Gaffney, Cline & Associates Inc. audited the areas not operated by YPF in the Austral, Golfo San Jorge, Neuquina and Noroeste basins. All these third party audits were performed, as of September 30, 2009 on fields which, in our estimates as of such date, contained proved reserves of 242 mmboe in the aggregate, and cumulatively covered 21% of our proved reserves in Argentina as of that date. A copy of the related reserves audit report is filed as an Exhibit to this annual report.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to file annually and by March 31 of every year details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2009 and the estimates of our proved oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources different to proved reserves that are not included in this annual report, which contains estimates of proved reserves consistent with the SEC’s guidance; and (iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

Oil and gas production, production prices and production costs

The following table shows our oil (including crude oil, condensate and natural gas liquids) and gas production on an as sold basis for the years indicated. In determining net production, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in such production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, they are not excluded from our net production amounts despite the fact that such payments are referred to as “royalties” under local rules. This is the case for our production in Argentina, where royalty expense is accounted for as a production cost.

Production	For the Year Ended December 31,
	2009	2008	2007
	(mbbl)
Oil production(1)
Argentina(2)	110	114	120
North America	1	1	0

Total oil production(3)	111	115	120

	(bcf)
Natural gas production
Argentina(2)	471	554	577
North America	1	1	1

Total gas production(4)	472	555	578

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Loma La Lata field in Argentina contains over 15% of our total proved reserves expressed on an oil-equivalent barrels basis. Oil production in this field was 17, 16 and 17 mbbl for the years ended December 31, 2009, 2008 and 2007, respectively. Natural gas production in Loma La Lata field was 207, 238 and 262 bcf for the years ended December 31, 2009, 2008 and 2007, respectively.
(3)	Oil production for the years 2009, 2008 and 2007 include an estimated approximately 12, 14 and 14 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax.
(4)	Natural gas production for the years 2009, 2008 and 2007 includes an estimated approximately 54, 69 and 72 bcf, respectively, of natural gas, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax.

In 2009, crude oil and natural gas production, on a boe basis, decreased by 8% compared to 2008. As compared to 2008, crude oil (including condensate and natural gas liquids) production (including production from our foreign operations) decreased by 3.5% in 2009. With respect to natural gas, production decreased by 12.2% in 2009 compared to 2008.

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

The following table sets forth the average production costs and average sales price by geographic area for 2009, 2008 and 2007:

Production costs and sales price	Total	Argentina	United States
	(Ps./boe)
Year ended December 31, 2009
Lifting costs	24.48	24.42	37.17
Local taxes and similar payments(1)	1.05	1.05	—
Transportation and other costs	7.02	6.96	19.07

Average production costs	32.55	32.43	56.24

Average oil sales price	157.28	157.05	201.12
Average natural gas sales price	46.49	46.18	109.22

Year ended December 31, 2008
Lifting costs	21.58	21.64	10.69
Local taxes and similar payments(1)	1.02	1.03	—
Transportation and other costs	5.38	5.37	7.16

Average production costs	27.98	28.04	17.85

Average oil sales price	133.59	132.98	243.74
Average natural gas sales price	41.54	40.93	151.56

Year ended December 31, 2007
Lifting costs	16.25	16.26	—
Local taxes and similar payments(1)	—	0.80	—
Transportation and other costs	6.18	5.36	41.01

Average production costs	22.43	22.42	41.01

Average oil sales price	138.08	138.08	—
Average natural gas sales price	29.07	29.07	—

(1)	Does not include ad valorem and severance taxes.

Drilling and other exploratory and development activities

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina(1)	For the Year Ended December 31,
	2009	2008	2007
Gross wells drilled(2)
Exploratory
Productive	3	4	6
Oil	2	3	4
Gas	1	1	2

Wells Drilled in Argentina(1)	For the Year Ended December 31,
	2009	2008	2007
Dry(3)	14	13	17

Total	17	17	23

Development
Productive	494	590	697
Oil	456	529	622
Gas	38	61	75
Dry	18	12	14

Total	512	602	711

Net wells drilled(2)
Exploratory
Productive	1	3	5
Oil	1	2	4
Gas	—	1	1
Dry	8	7	12

Total	9	10	17

Development
Productive	402	439	539
Oil	380	396	488
Gas	22	43	51
Dry	18	12	13

Total	420	451	552

(1)	In addition to wells drilled in Argentina, we participated in the drilling of the following “gross” wells in North America: one dry exploratory well in 2009 and seven development wells during the last three years, five of which were productive. “Net” wells drilled in North America round to less than one well.
(2)	“Gross” wells include all wells in which we have an interest. “Net” wells equals gross wells after deducting third party interests.
(3)	Includes four wells which remained under evaluation as of December 31, 2009.

Activities in Argentina

During the past three years our main exploratory activities in Argentina have had the following principal focuses:

Offshore:

•

Shallow water. In October 2008, YPF initiated a shallow water drilling campaign using the Ocean Scepter Jack Up. The first exploratory well, Aurora x-1, was drilled between October and December 2008 in the GSJM-1 block (operated by us and in which we have a 67.0% working interest and Petrobras Energía S.A. (“PESA”) has a 33.0% working interest). Between February and July 2009, three more wells were drilled in the GSJM-1 block: Elizabeth x-1, Alicia x-1 and Silvia x-1. While all these wells recovered hydrocarbons, they were abandoned as subcommercial discoveries. During 2009, YPF also drilled wells Helix x-1, x-2 and x-3 in block E2 (operated by ENAP Sipetrol (33.0%), and in which YPF and ENARSA each have a 33.0% working interest). All three wells were abandoned as dry holes.

•

Deep water. YPF currently operates two projects at a well planning stage: the Malvinas Project in blocks CAA40/CAA46 at a water depth of 500 meters (operated by us and in which we hold a 33.5% working interest and in which PESA and Pan American Energy (“PAE”) have working interests of 33.5% and 33.0%, respectively) and the Colorado Marina Project in block E1 at a water depth of 1,500 meters (operated by us and in which we hold a 35.0% working interest and in which PESA, ENARSA and Petrouruguay, S.A., have working interests of 25.0%, 35.0% and 5.0%, respectively).

Onshore: YPF continued its near-field exploration activity in its concession blocks, explored for deep gas in the Noroeste and Neuquina basins and embarked on three new exploratory fronts:

•	Shale gas. The first shale gas well ever drilled in Argentina (PSG x-2 in the Loma La Lata Block) was spudded in November 2009 and is expected to be completed in 2010.

•

Quintuco formation. New exploratory concepts have been developed for this traditional reservoir (Quintuco Formation Carbonates). Two discovery wells were drilled in 2009 (La Caverna x-1 and La Dolina x-1). La Caverna x-1 (in which we have a 54.54% working interest) is located in the Bandurria block and is operated by us. La Dolina x-1 (in which we have a 100% working interest) is located in the Loma La Lata block and is under evaluation. YPF is planning to continue with this program with three additional wells in 2010.

•

Frontier areas. Two seismic acquisition programs were completed in remote underexplored areas (Río Barrancas and Tamberías Blocks, in which we have a 100% working interest). A total of 164 km2 of 3D seismic and 441 km of 2D seismic were recorded in these two areas.

During 2009, YPF completed 17 exploratory wells in Argentina: seven in the Neuquina basin, four in the Golfo San Jorge basin (three of them, offshore) and six in the offshore Austral basin. Three out of the 17 wells were discoveries.

During this year, we continued improving our facilities and optimizing our oil and gas properties and production. In the case of our U.S.$13 million 6th Stage Low Pressure Compression Project at the Loma La Lata natural gas field, there was gas production and wellhead pressure above the initial forecast. New reservoir and facilities simulations will be made during 2010, before continuing the compression and surface facilities optimization.

Our key production asset capital improvement projects during 2009 included a water injection project at Rincón de los Sauces in the Neuquina basin, in the Chihuido de la Sierra Negra field, to mitigate the natural production decline attributable to the maturity of that field. This project was completed in 2009 at a total cost of approximately U.S.$115 million. In the year 2009, we drilled 8 new wells to replace collapsed wells in Chihuido de la Sierra Negra.

A pilot project study that evaluates the Water Alternating Gas (WAG) process in Chihuido de la Sierra Negra has already been completed, concluding that an expansion was not economically feasible. Our current effort is focused on evaluating the Enhanced Oil Recovery (EOR) opportunities by chemical methods (Surfactant Polymer, or SP). Delineation and development work has been focused on Manantiales Behr, Cañadón Yatel, Barranca Baya, Desfiladero Bayo, Señal Picada and Cañadón Amarillo. Tight gas opportunities are being evaluated through a pilot project study in the Lajas formation, in the Cupen Mahuida area. Significant work is being devoted to optimizing the secondary waterflooding recovery factor through simulation models by zone in Chihuido de la Sierra Negra, Los Perales and Cañadón Seco-Cañadón León.

In block CNQ7A, operated by Pluspetrol Energy S.A. (“Pluspetrol”), in which we have a 50% working interest, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanunl Sur and Puesto Pinto Reservoirs has been completed and the development of those reservoirs has begun. Steam and water injection pilot projects in Cerro Huanunl Sur have ended with better results for the water injection recovery method than the steam injection project.

In October 2008, eight of our concessions in the province of Neuquén were extended for 10 years (up to the year 2027): Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono and Señal Picada-Punta Barda (100% owned and operated by YPF), and Puesto Hernández (operated by another company, and in which YPF has a 61.55% working interest).

We have also extended the term of the concessions of blocks Lindero Atravesado (in which we have a 37.5% working interest) until 2026, and block Aguada Pichana (27.27% working interest) and San Roque (34.11% working interest) until 2027.

Our production declines in recent periods are attributable mainly to the continuing maturity of our fields, although work stoppages and pipeline issues have on occasion contributed to production declines and capital project delays. During 2009, a series of labor and community conflicts resulted in lost production of approximately 4.9 mmboe.

Our technical staff is still engaged in efforts to mitigate the decline in reserves and production through field delineation and near-field exploration to add reserves and focused water injection and geologically-optimized infill drilling aimed at improving recovery factors in producing assets. This initiative started in late 2006 with the Plan de Desarrollo de Activos (Asset Development Program or “PLADA”), following a rigorous project management methodology. During 2009 some 2008 PLADA projects were still in progress, adding value to static and dynamic models.

Our project portfolio, updated in June 2009, included 1,440 projects to develop proved, probable and possible exploration and development resources focused mainly on crude oil development and the measuring of tight gas in the Neuquina basin. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

Activities in the Unites States and Guyana

For information regarding our exploration and development activities in the United States and Guyana see “—Principal properties—International properties”.

Additional information on our present activities

The following table shows the number of wells in the process of being drilled as of February 2010.

Number of wells in the process of being drilled	As of February 2010
	Gross	Net
Argentina	41	41
Rest of South America	—	—
North America	—	—

Total	41	41

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2009, we were contractually committed to deliver 197 mbbl of crude oil in the future, generally under short term delivery contracts. According to our estimates as of December 31, 2009, crude oil commitments could be met with our own production.

As of December 31, 2009, we were contractually committed to deliver 66,639 mmcm of natural gas in the future, of which approximately 27,021 mmcm will have to be delivered in the period from 2010 through 2012. According to our estimates as of December 31, 2009, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Provisions totaling Ps. 139 million, Ps. 61 million and Ps. 596 million have been recorded in 2009, 2008 and 2007, respectively, in connection with our contractual commitments in the natural gas export market.

Among the regulations adopted by the Argentine government, on June 14, 2007, the Argentine Secretariat of Energy passed Resolution No. 599/07, according to which we were compelled to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). It must be noted that YPF has not entered into any contractual commitment to supply natural gas to the domestic market. The purpose of the Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Risk Factors—We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2009, supply requirements under the Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties.

We have appealed the validity of the aforementioned regulations and have invoked the occurrence of a force majeure event (government action) under our export natural gas purchase and sales agreements, although certain counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings—Argentina—Reserved, probable contingencies—Alleged defaults under natural gas supply contracts”, “Item 8. Financial Information—Legal Proceedings—Argentina—Non-reserved, possible contingencies—Claims related to the gas market and others” and “Item 8. Financial Information—Legal Proceedings—Argentina—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

Natural gas supply contracts

As mentioned above, the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. The principal contracts of YPF among these are described briefly below.

We are currently committed to supply a daily quantity of 125 mmcf/d to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three 20-year agreements entered into in 1997, 1999 and 2005). Pursuant to instructions from the Argentine government, deliveries were interrupted from 2007.

We have a 12-year contract (entered into in 1999 and subsequently modified) to supply 31 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (designed capacity with compression plants)), including a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs), a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d), and a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo, a distributor of natural gas in Chile. We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d of natural gas to a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d) connecting Loma La Lata (Neuquén, Argentina) with Chile. Finally, in Chile we also have natural gas supply contracts with certain thermal power plants in northern Chile utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each) connecting Salta, Argentina, to Northern Chile (Región II).

In Brazil, we had entered into a 20-year supply contract (signed in 2000) to provide 99 mmcf/d of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a capacity of 560 mmcf/d). See “Item 8. Financial Information—Legal Proceedings—Argentina—Reserved, probable contingencies—Alleged defaults under natural gas supply contracts” and “Item 8. Financial Information—Legal Proceedings—Argentina—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

At the moment, YPF and Sulgás are in arbitration according to the Rules of Arbitration and Conciliation of the International Chamber of Commerce (ICC).

Because of certain restrictions imposed by the Argentine government (see “—The Argentine natural gas market,” below), we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements. As a result of actions taken by the Argentine authorities, through measures described in greater detail under “—Regulatory Framework and Relationship with Argentine Government,” we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV
	(mmcm)	(mmcm)
2007	5,979.1	3,682.0	61.6%
2008	5,995.5	4,460.8	74.4%
2009	5,920.0	2,835.5	47.9%

(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,547 bcf in 2009. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.4 million as of December 31, 2009. The average annual domestic consumption of natural gas has grown significantly over recent years, driven by the forces of economic growth and domestic price; although we do not believe that the natural gas market will continue to grow at the same rate as it has recently done.

In 2009, we sold approximately 32% of our natural gas to local residential distribution companies, approximately 64% to industrial users (including Compañía Mega S.A. (Mega) and Profertil S.A. (Profertil)) and power plants, and approximately 4% in exports to foreign markets (principally Chile). Approximately 75% of our natural gas sales were produced in the Neuquina basin. During 2009, our domestic natural gas sales volumes were 9.6% less than those in 2008, mainly due to the greater offer of hydraulic-generated energy and the lower consumption of residential markets because of the smooth winter temperatures.

Demand for natural gas has been driven by domestic constraints on natural gas prices that commenced in 2002 following the currency devaluation, which created very low prices for natural gas as compared to alternative fuels. However, as explained above, domestic sales decreased in 2009.

In January 2004, Decree No. 181/04 authorized the Argentine Secretariat of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. Subsequently, the Argentine government has taken a number of additional steps aimed at satisfying domestic natural gas demand, including pricing regulations, export controls and higher export taxes and domestic market injection requirements. See “Regulatory Framework and Relationship with Argentine Government.”

During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing injection orders pursuant to Resolutions No. 659 and No. 752 (which allow Argentine authorities to require exporters to increase supply of natural gas into the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations.

These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. See “—Delivery commitments—Natural gas supply contracts”. Exporting producers, such as us, have no choice but to comply with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. The above-mentioned Resolutions provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

The Argentine government began restricting natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the Argentine government began issuing injection orders to us under Resolution No. 659. Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. The regulations pursuant to which the Argentine government has restricted natural gas export volumes in most cases do not have an express expiration date. Likewise, we have not received any documentation indicating that the Argentine government will suspend or withdraw these actions. Accordingly, we are unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will affect additional volumes of natural gas.

In June 2007, we were compelled pursuant to Resolution No. 599/07 of the Argentine Secretariat of Energy to enter into the Agreement 2007-2011, with the Argentine government regarding the supply of natural gas to the domestic market. See “—Delivery commitments.”

In September 2008, the Argentine Secretariat of Energy, through Resolution No. 1070, increased the price of natural gas for certain segments, including the residential, NGV (Natural Gas Vehicle) and power plant segments, with part or all of the proceeds of the increases to be paid into a fiduciary fund to subsidize the price of LPG consumed by lower income customers. Additionally, Resolution No. 1417 (December 2008) increased the price of natural gas for the residential segment with highest energy consumption rates, as defined under such Resolution. Pursuant to the Resolution, such increase in prices is effective with respect to consumption since November 2008.

Executive Decree No. 2067/2008 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy internal demand. The fiduciary fund will be funded through the following mechanisms: (i) various tariff charges to be paid by users of regular transport (which shall be invoiced by the transporters/distributors on firm transport) and distribution services gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. The application of the resolution was temporarily suspended in the period from June to September 2009, with respect to certain users of the residential segment.

On July 17, 2009, the Ministry of Federal Planning, Public Investment and Services and certain natural gas producers (including YPF) signed an agreement which set forth: (i) natural gas prices at the wellhead for the electric power generators segment from July to December 2009, and (ii) amounts to be received by natural gas producers in respect of volumes sold to the residential segment from August 2009 onwards. The previously mentioned amounts will be adjusted monthly so that the resulting amounts represent 50% of the amount collected by the fiduciary fund to finance natural gas imports. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas.”

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 77% as of December 31, 2009), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments (executed on June 29, 2006) provides for natural gas imports from Bolivia to Argentina to be managed by ENARSA. The Framework Agreement establishes a 20-year delivery plan of between 7.7 and 27.7 mmcm/d of Bolivian gas to Argentina. The delivery of volumes exceeding 7.7 mmcm/d is subject to the construction of the North East Pipeline, with an expected capacity of 20 mmcm/d. The agreed upon price was approximately U.S.$6.16/mmBtu in December 2009, and is periodically adjusted according to a formula based upon a basket of fuels. In the past, the increased cost of the natural gas purchased pursuant to the Framework Agreement has been absorbed by ENARSA and financed by the Argentine government with the collection of export duties on natural gas and some other charges added to domestic natural gas prices. In the context of the Framework Agreement, on April 25, 2007, we accepted the offer made by ENARSA for the sale to us of natural gas obtained by ENARSA from the Republic of Bolivia through December 31, 2009. The principal terms and conditions of our agreement with ENARSA, effective through December 31, 2009, were as follows: (i) maximum contracted quantity of up to 4.4 mmcm/d; (ii) annual take-or-pay quantity equal to 80% of the maximum contracted quantity; (iii) price of U.S.$1.9/mmBtu for the natural gas (subject to monthly adjustments), plus U.S.$0.237/mmBtu for the liquid components contained therein; (iv) price adjustments may be made at any time in relation to changes in the Argentine government’s compensation to ENARSA; and (v) limited allowed curtailments or interruptions of supply due to operative conditions and scheduled maintenance. In May 2010, we accepted the offer made by ENARSA for the sale to us of a minimum amount of 2.5 mmcm/d of natural gas obtained by ENARSA from the Republic of Bolivia through May 1, 2011.

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

Following the 2008 regasification season, between May 1 and October 31, 2009, YPF has continued providing regasification services to ENARSA. YPF has executed a Charter Party Agreement to provide and operate a regasification vessel, which is moored at the Bahía Blanca Port facilities. Using the vessel for the conversion of liquefied natural gas (LNG) into its gaseous state (which allows for the supply of up to 8 additional mmcm/d of natural gas), a volume of approximately 780 mmcm of natural gas has been injected into the pipeline linking to the national network, most of which was supplied during the peak demand period. The contractual regasification period (originally ending at the end of October 2009) has been extended pursuant to an Extension Agreement entered into by YPF and ENARSA (at the request of ENARSA) to secure the supply of natural gas to the domestic market over the time period starting on November 1, 2009 and ending on April 30, 2010.

In accordance with the Extension Agreement, the 2010 regasification season will start on May 1 and will end on September 30 (unless extended for 30 days pursuant to the Charter Party Agreement and Extension Agreement). The current success of the Bahía Blanca project in addition to the continued growth of the domestic demand encourages YPF and ENARSA to further analyze new alternatives to consolidate the position of LNG in the Argentina energy matrix.

Natural gas transportation and storage capacity

Decree No. 180/2004 created two trust funds to help finance an expansion of the North Pipeline operated by Transportadora Gas del Norte S.A. (TGN), whose capacity increased by 1.8 mmcm/d (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by Transportadora Gas del Sur S.A. (TGS), whose capacity increased by 2.9 mmcm/d (102.4 mmcf/d) in 2005. Both expansions are currently operating. In 2008, there was an additional expansion of approximately 67 mmcf/d in the pipelines operated by TGS, and additional works were completed in 2009. In mid-2010 (coinciding with winter), the expansion of the San Martín pipeline (located in the Strait of Magellan and connected to compression plants in the mainland) is expected to finalize with an increase in capacity of 5 mmcm/d (176.6 mmcf/d).

Natural gas is delivered by us through our own gathering systems to the trunk lines from each of the major basins. The firm capacity of the natural gas transportation pipelines in Argentina is mainly used by the distribution companies under long-term firm transportation contracts. All of the available capacity of the transportation pipelines is taken by firm customers, mainly during the winter, leaving capacity available for interruptible customers to varying extents throughout the rest of the year.

We have utilized natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing natural gas during periods of low demand and selling the natural gas stored during periods of high demand. Our principal gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001.

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

Mega commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractionation plant is used mainly in the petrochemical operations of Petroquímico Bahía Blanca (“PBB”) and is also exported by tanker to Petrobras’ facilities in Brazil.

Mega’s LPG production is acquired by Petrobras pursuant to the sale contract executed between Petrobras and Mega in 1999 (the “LPG Contract”), which defines the LPG sale price in relation to the Mont Belvieu quotation. In 2005, Petrobras requested Mega to review the price of the LPG Contract since it considered that the Mont Belvieu quotation had departed from other quotations and become more expensive and, therefore, alleged that such variation in the quotations was a case of hardship. Mega did not agree with that request and, pursuant to the terms of the LPG Contract, the parties appointed an expert, Purvin & Gertz, whose final report was issued in 2006 concluding that it was not a case of hardship. In 2008, Petrobras brought an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce against Mega regarding this matter, requesting compensation of U.S.$91 million and the amendment of the LPG Contract with respect to future transactions in a way that would reduce the Mont Belvieu quotation and transform long-term contract into a spot contract. On April 21, 2010, we were notified that the Arbitral Tribunal has decided to dismiss all claims brought by Petrobras. Furthermore, the Arbitral Tribunal has ruled that Petrobras shall pay costs incurred by Mega in the arbitration proceeding.

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

In 2009, these plants collectively generated approximately 7,160 GWh in the aggregate.

Additionally, we own assets that are part of Filo Morado, which has an installed capacity of 63 MW. However the relevant facilities have not been in operation since November 2008.

We also own and operate power plants supplied with natural gas produced by us, which produce power for use by us in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	the power plant located at the Plaza Huincul refinery (40 MW).

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2009, Metrogas distributed approximately 23.6 mmcm of natural gas per day to 2 million customers in comparison with approximately 22.9 mmcm of natural gas per day distributed to 2 million customers in 2008.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement, or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange was completed, YPF Inversora Energética would hold a 31.7% stake in GASA. The MRA was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”) and the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) and was subject to their approval as a condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if the closing of the debt restructuring had not occurred by December 7, 2006. The MRA obtained ENARGAS’ approval but the CNDC’s approval was pending. On May 15, 2008, certain holders of the bonds communicated to YPF Inversora Energética that they were terminating the MRA. After the termination of the MRA, three different entities claiming to be holders of GASA bonds commenced four different judicial proceedings against GASA aiming to collect a total of U.S.$46 million, including interest and fees, and one of them, Coolbrand LLC, started a separate proceeding (“Coolbrand c/Gasa s/acción subrogatoria”). On May 11, 2009, GASA was notified of a bankruptcy petition brought by Continental Energy Investment LLC. On May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was approved on June 8, 2009. On June 12, 2009, an official receiver was nominated. The period to verify credits ended on October 7, 2009, and on October 22, 2009, GASA filed its comments to such presentations. On November 19, 2009, the official receiver issued its report advising that the credits should be admitted. On February 10, 2010 the judge declared all the credits verified but for one presented by one of GASA’s advisors. GASA now has an exclusivity period to negotiate with the verified creditors. On March 12, 2010, GASA filed motions for review (“incidentes de revisión”) of credits verified by Coolbrand LLC, Amanda Venture, Latam Energy and Continental Energy. The filing of these motions does not suspend the voluntary reorganization petition. The judge has established August 10, 2010 as the date to formally present GASA’s proposal to the creditors.

In 2006, Metrogas reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process was to modify certain terms and conditions included in its outstanding loans and negotiable agreements by adjusting interest rates and the amortization period so as to align them with the expected cash flow required for repayment of the indebtedness. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness, which became effective in May 2006. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or “UNIREN”), including a limited tariff increase that is intended to fund certain projects that Metrogas is required to undertake. The government has approved this agreement and it has been published in the Official Gazette on April 14, 2009 but it has not been implemented since the new tariff chart has not yet been issued. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Metrogas’ financial condition continued to deteriorate in 2009. On June 17, 2010, the Board of Directors of Metrogas, following the advice of Metrogas’ external legal advisors and considering Metrogas’ inability to fullfil certain payment obligations, decided that Metrogas should file a voluntary reorganization petition (“concurso preventivo”), which was filed on such date.

As of December 31, 2009, YPF had an allowance for the total value of its investment in YPF Inversora Energética.

Refining and Marketing

During 2009, our Refining and Marketing activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2009, our crude oil production, substantially all of which was destined to our refineries, represented approximately 78% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 barrel-per-calendar-day refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2009, 2008 and 2007:

	For the Year Ended December 31,
	2009	2008	2007
	(mmboe)
Throughput crude/Feedstock(1)	114.0	120.6	122.0
Production
Diesel fuel	46.0	46.1	46.9
Gasoline	32.5	31.4	32.6
Jet fuel	6.5	6.1	6.1
Base oils	1.1	1.5	2.0

	(thousands of tons)
Fuel oil	1,214	2,163	2,132
Coke	875	875	919
LPG	550	554	607
Asphalt	228	148	201

(1)	Does not include throughput for Refinor. During 2009, 2008 and 2007, Refinor processed approximately 5.2, 5.5 and 5.8 mmbbl, respectively (2.6, 2.7 and 2.9 mmbbl, respectively, attributable to YPF’s interest in Refinor).

In 2009, overall volumes of crude oil/feedstock processed decreased by 5.5% compared with 2008 due mainly to scheduled maintenance overhauls at our La Plata refinery, as well as our production optimization efforts in response to market conditions and the decrease in sales volumes in foreign markets (which decreased 37% compared with 2008). In 2009, our refinery capacity utilization was 94.9%, compared to over 100% in 2008. This was principally due to maintenance overhaul performed at our largest crude distillation unit, Topping C (located in our La Plata refinery). In addition, union conflicts in the upstream business and in the port crude oil storage facilities resulted in crude shortages. In 2008, overall volumes of crude oil/feedstock processed decreased by 3.8% compared with 2007 due to major overhauls at our Luján de Cuyo and La Plata refineries, and in response to the decrease in sales volumes in foreign markets (which decreased 8.8% compared with 2007).

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit, an FCC (Fluid Cracking Catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. In 2009, the refinery processed approximately 172,400 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for 2009 was 91.2%, 9.2% lower than in 2008. In 2008, the refinery processed approximately 192,600 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for 2008 was 0.1% higher than in 2007. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

In October 2009, we commenced developing a detailed engineering project for a new Gasoil Hydrotreater Unit (HTG “B”), seeking to comply with Resolution 478/09, which requires companies to produce diesel fuel with a maximum level of sulfur of 500 parts per million, to be sold in large cities.

The Luján de Cuyo refinery has a nominal capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units. In 2009, the refinery processed approximately 107,500 barrels of crude oil per calendar day. In 2009, the capacity utilization rate was 3.3% higher than in 2008, reaching a rate of 101.9%. In 2008, the capacity utilization rate was 2.4% lower than in 2007, due to maintenance overhauls. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 83.0% of the crude oil processed at the Luján de Cuyo refinery in 2009 was produced by us. Most of the crude oil purchased from third parties comes from oil fields in Neuquén or in Mendoza.

In 2008, we begun constructing a new furnace in Topping III (in the Luján de Cuyo refinery), that will replace the three furnaces that are actually in operation. This will also allow us to increase the nominal capacity of the unit by 2,500 barrels per calendar day. The start up of the new furnace is planned for the second semester of 2010.

In order to comply with government regulations on sulfur specifications for fuels, which will become effective in the middle of 2012, the Luján de Cuyo refinery is developing two projects: a naphtha Hydrotreater Unit (HTN II) and a gasoil Hydrotreater Unit (HDS III). The developing basic engineering stage with respect to the first project has been completed, while the second project is currently at that stage.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. In 2009, the refinery processed approximately 23,400 barrels of crude oil per calendar day. In 2009, the capacity utilization rate was 15.4% lower than in 2008, reaching a rate of 93.6%. In 2008, the refinery processed approximately 27,600 barrels of crude oil per calendar day. In 2008, the capacity utilization rate was 1.6% higher than in 2007. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2009, 26% of the refinery’s crude supplies were purchased from third parties.

At the end of 2009, we completed the construction of tanks and facilities for the reception and blending of biodiesel in order to facilitate compliance in the future with new specifications for diesel fuel as established pursuant to Law 26,093. See “—Domestic Marketing Division.” During 1997 and 1998, each of our refineries were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). The Luján de Cuyo and Plaza Huincul refineries were also certified under OHSAS 18001 (security performance) in 1999 and 2009, respectively. Between 2007 and 2009, our refineries were recertified under ISO 9001:2000, ISO 14001:2004 and OHSAS 18001:2007.

Capital expenditures in 2009 for environmental projects at the three refineries amounted to U.S.$92.7 million.

Logistic division

Crude oil and products transportation and storage

We have available for our use a network of five major pipelines, two of which are wholly-owned by us. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of approximately 7 mmbbl and maintain terminal facilities at five Argentine ports.

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (barrels per day)
Puesto Hernández	Luján de Cuyo refinery	100%	528		85,200
Puerto Rosales	La Plata refinery	100%	585		316,000
La Plata refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	(2)	428	(3)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operated the Argentine portion of the pipeline, and a 18% interest in Oleoducto Transandino Chile S.A., which operated the Chilean portion of the pipeline.
(3)	This pipeline ceased operating on December 29, 2005.

We own two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo refinery (528 kilometers), and the other connects Puerto Rosales to the La Plata refinery (585 kilometers ) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (another 52 kilometers). We also own a plant for the storage and distribution of crude oil in the northern province of Formosa with an operating capacity of 19,000 cubic meters, and two tanks in the city of Berisso, in the province of Buenos Aires, with 60,000 cubic meters of capacity. We own 37% of Oleoductos del Valle S.A., operator of an 888-kilometer pipeline network, its main pipeline being a double 513 kilometer pipeline that connects the Neuquina basin and Puerto Rosales.

As of December 31, 2009, we held, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest in the 428-kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The assets related to this pipeline were reduced to their recovery value.

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects Brandsen (60,000 cubic meters of storage capacity) to the ESSO refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own 16 plants for the storage and distribution of refined products with an approximate aggregate capacity of 1,023,122 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or river connections. We operate 53 airplane refueling facilities (40 of them are wholly-owned) with a capacity of 24,000 cubic meters, own 27 trucks, 112 suppliers and 16 dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

In January 2010, we completed the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo, in order to facilitate compliance with the new specifications for gasoline set forth by Law 26,093. YPF is currently producing this blending in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo. Similar construction work in the rest of our plants is expected to be finished during the years 2010 and 2011.

Capital expenditures in 2009 for safety and environmental projects at the logistic division amounted to U.S.$10.4 million.

Trading division

Our Trading Division sells refined products and crude oil to international customers and oil to domestic oil companies. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, LPG, light naphtha and virgin naphtha. This Division’s export sales are made principally to Brazil and the United States. Sales to international customers for the years 2009 and 2008 totaled Ps.2,878 million and Ps. 5,916 million, respectively, 79% and 84% of which, respectively, represented sales of refined products and 21% and 11% of which, respectively, represented sales of marine fuels. On a volume basis, in 2009 and 2008 sales to international customers consisted of 11.2 mmbbl and 17.8 mmbbl of refined products, respectively, and 2.49 mmbbl and 1.93 mmbbl of marine fuels, respectively. In addition, we sold 2.02 mmbbl of crude oil to international customers in 2008 (compared to almost no sales to international customers in 2009). Domestic sales of crude oil totaled Ps.485 million and Ps.377 million and 3.1 mmbbl and 2.7 mmbbl in 2009 and 2008, respectively. Domestic sales of marine fuels totaled Ps.380 million and Ps.379 million and 1.4 and 1.5 mmbbl in 2009 and 2008, respectively.

Domestic marketing division

Through our Marketing Division, we market gasoline, diesel fuel, LPG and other petroleum products to retail and wholesale customers.

In 2009, retail, wholesale, lubricants and specialties and aviation sales reached Ps.20,479 million, representing 74.3% of the Refining and Marketing segment’s consolidated revenue, with Ps.12,693 million generated by retail customers.

As of December 31, 2009, the Marketing Division’s sales network in Argentina included 1,632 retail service stations (compared to 1,642 at December 31, 2008), of which 92 are directly owned by us, and the remaining 1,540 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”), our wholly-owned subsidiary, operates 168 of our retail service stations, 79 of which are directly owned by us, 25 of which are leased to ACA (Automóvil Club Argentino), and 64 of which are leased to independent owners. Additionally, we have a 50% interest in Refinor, which operates 71 retail service stations. We will continue our efforts to improve our service stations network, through the incorporation of stations in new locations and the elimination of existing non-strategic stations, and dealer-operated stations which do not comply with the level of operational efficiency that we require.

During 2009 we adopted a new design for stations integrating our service stations network. This new image will be deployed during 2010-2011.

We estimate that, as of December 31, 2009, our points of sale accounted for 30.9% of the Argentine market. In Argentina, Shell, Petrobras and ESSO are our main competitors and we estimate that, as of December 31, 2009, they owned approximately 15.2%, 12.8% and 10.5%, respectively, of the points of sale in Argentina, according to the latest information available to us. During 2009, we believe all oil companies maintained the number of their points of sales.

During 2009, we slightly increased our market share in the diesel fuel and gasoline markets from 54.9% to 57.4%, according to our analysis of data provided by the Argentine Secretariat of Energy.

The “Red XXI” marketing program, launched in October 1997, which has significantly improved operational efficiency and provides us with immediate performance data from each station, is aimed at connecting most of our service stations network. As of December 31, 2009, 1,468 stations were linked to the Red XXI system.

In 2007, we launched the Escuela Comercial YPF (YPF Business School), which focuses on performance, employability, operational excellence and customer satisfaction. The YPF Business School is aligned with our business strategy to promote a sense of belonging and common vision shared by all the members of our business chain. In 2008, we worked to give the YPF Business School greater regional and thematic focus. During 2008, we complemented its global approach with the development of more specific content, focusing on particular areas of our business. In 2008, the YPF Business School carried out 1,011 courses, visits to service stations and other business development-related activities, involving 1,832 of our employees or business partners (owned and branded service stations and distributors). In 2009, we focused on improving the quality of our customer service. This was done through our service and sales courses, specifically designed for our distributors and service stations sales staff. A total of 1,942 students took part in 454 courses, out of which 408 focused on service and sales. Between 2007 and 2008, 668 students graduated. During 2009, around 500 students were added to that number.

We began an ISO 9001 certification process involving our gas station network in 1998. Currently, we allow each gas station operator to certify its management system. YPF-owned service stations have been certified under ISO 9001 and 14000 standards for the past ten years, and a small number of such service stations have been certified under OHSAS 18001 and ISO 22000 in the past three years.

YPF-owned service stations have replaced ISO standards with a self-certification quality standards model, we believe may be adopted by our network of affiliated service stations operators. This model was under development during 2008 and 2009, and is expected to begin to be phased in at all YPF-owned service stations in 2010.

Our sales to the agricultural sector are principally conducted through a network of 125 distribution bases operated by 111 distributors (eight of which are owned by us). Sales to transportation, industrial, utility, and mining sectors are made primarily through our direct sales efforts. The main products sold in the domestic wholesale market include diesel fuel and fuel oil.

Sales to the aviation sector are made directly by us. The products sold in this market are jet fuel and aviation gasoline.

Our lubricants and specialties unit markets a wide variety of products that includes lubricants, greases, asphalt, paraffin, base lubricant, decanted oil, carbon dioxide and coke. This unit is responsible for the production, distribution and commercialization of the products in the domestic and exports markets. These operations are ISO 9001:2000 and Tierra 16949 certified. The lubricants production facilities are also ISO 14001 certified.

During 2009, our lubricants and specialties sales to domestic markets increased by 3.2% from Ps.1,586 million in 2008 to Ps.1,636 million in 2009. We export lubricants to 6 countries. Sales to export markets decreased by 34.6% from Ps.327 million in 2008 to Ps.214 million in 2009. During 2009, total lubricants sales decreased by 28%, total asphalt sales increased by 30% and total derivatives sales decreased by 20%.

In a market characterized by increasing costs, the strategy of differentiation followed by our lubricants and specialties unit allowed it to maintain its position of leadership in the Argentine market. Our market share as of December 31, 2009 was 36.4%. Lead domestic automotive manufacturers Ford, Volkswagen, Scania, Seat, Porsche, Subaru, Alfa Romeo and General Motors, exclusively use and recommend YPF-branded lubricant products.

Since January 2010, every oil company in Argentina is obligated under Argentine law (Law 26,093) to blend all fuels with 5% of biofuels.

Continuing with our commitment to the environment and the development of alternative fuels, the Bioenergy Program 2007-2010 completed its second year of activity. This nationwide research and development program is being developed together with a university and other official entities with the objective of developing alternative crops to be used in the production of biofuels, thereby also promoting development in regional economies in Argentina. Our main objectives in the biofuel area are to secure our biofuel needs for the domestic market and to create associations for the production and marketing of biofuels in light of Argentina’s potential as a biofuels exporter to the European Union and other international markets.

LPG general division

Production

We are one of the largest LPG producers in Argentina, with a yearly production of 534,643 tons in 2009 (not including production of LPG destined for petrochemical usage).

We also have a 50% interest in Refinor, a jointly-controlled company, which produced 323,945 tons of LPG in 2009.

The LPG division obtains LPG from natural gas processing plants and from its refineries and petrochemical plant. It also purchases LPG from third parties as detailed in the following table:

LPG purchases	2009
(tons)
LPG from Natural Gas Processing Plants:(1)
General Cerri	19,305
Filo Morado	18,671
El Portón	140,898
San Sebastián	18,431

Total Upstream	197,305

LPG from Refineries and Petrochemical Plants:
La Plata refinery	223,815
Luján de Cuyo refinery	96,250
Ensenada Petrochemical Plant	17,273

Total Refineries & Petrochemical Plants(2)	337,338

LPG purchased from jointly controlled companies:(3)	102,829
LPG purchased from unrelated parties	23,999

Total	661,471

(1)	The San Sebastian plant is a joint-venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement. In August 2009, Filo Morado stopped production. The volume purchased from January to August amounted to 18,671 tons.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor.

LPG marketing

We sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG general division does not directly supply the retail market and such market is supplied by Repsol YPF Gas S.A., which is not a YPF company.

Our LPG sales for the years 2009 and 2008 can be broken down by market as follows:

	Sales
	2009	2008
	(tons)
Domestic market
Retail to related parties under common control	257,156	246,210
Other bottlers/propane network distributors	112,252	93,116
Other wholesales	101,034	91,775

Foreign market/exports
Exports	212,053	248,420

Total sales	682,494	679,521

Total sales of LPG (excluding LPG used as petrochemical feedstock) to all markets (domestic and foreign markets combined) were Ps.699 million and Ps.967 million in 2009 and 2008, respectively.

Chemicals

In 2009 and 2008, our revenues from chemical sales were Ps.3,037 million and Ps.3,923 million, respectively, and our operating income of the Chemicals segment was Ps.559 million and Ps.1,178 million, respectively.

In 2009, operating income was 52% lower than in 2008, mainly due to the impact of the international economic crisis which resulted in a significant decrease in margins and volumes during the first two quarters of the year.

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

In 2009 and 2008, 27.0% and 26.8%, respectively, of our petrochemicals sales (including propylene) were made in the export market. Petrochemicals exports are destined to Mercosur countries, Latin America, Europe, and the United States.

We also participate in the fertilizer business directly and through Profertil, our 50%-owned subsidiary.

Profertil is jointly controlled by us and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001.

Our Ensenada petrochemical plant was certified under ISO 9001 in 1996 and recertified in June 2009 (version 2008). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified (version 2004) in October 2007. The plant was also certified under OHSAS 18001 in 2005 and recertified in June 2009 (version 2007). For the periods 2008 and 2009, the plant also certified the inventory of CO2 emissions under ISO 14064:1. The laboratory of our Ensenada petrochemical plant was certified under ISO 17025 (Version 2005) in 2005 and recertified in 2008.

Our Methanol plant was certified under ISO 9001 (version 2000) in December 2001 (and recertified in June 2009 (version 2008)), under ISO 14001 (Version 2000) in October 2007 and OHSAS 18001 in December 2008.

During 2009, an investment project was approved to increase our aromatics capacity by 50%. Total investment is estimated to be Ps. 1,350 million, which would include the installation of a Continuous Catalytic Reforming unit (CCR) at the Ensenada Industrial Complex. Start up is expected by the second half of 2012. New production is expected to meet the growing demand of high octane gasoline in the local market, while at the same time the CCR is expected to provide hydrogen to the new Hydrotreater Unit in our La Plata Refinery.

Research and Development

We have a research and development facility in La Plata, Argentina. YPF pursues an active policy of cooperation with technology centers and universities in the public and private sector, nationally and internationally. Our budget for such cooperation arrangements was approximately U.S.$1 million in 2009. Two important research and development (R&D) projects were partly subsidized by Fontar (the Argentine Technology Fund).

Uncertainty about what will be the dominant technologies in the future, prospective R&D results, business cycles and cost reduction stresses at low points in the cycle have led YPF to develop a Strategic Technology Plan as part of its business strategy. The plan covers all parts of the company’s business: exploration and production of hydrocarbons, the natural gas value chain, oil refinery and its derivatives and petrochemicals, in addition to avenues for future diversification in energy use and production including the use of biofuels and electric transport.

The R&D projects and activities apply to the entire value chain of the business, including exploration of new deposits of crude or gas, extraction and conditioning for transportation, transformation and manufacture of products at industrial complexes, and distribution to the end customer. In 2009, our technology unit allocated approximately U.S.$8.8 million to R&D activities, of which approximately 10% was allocated to cooperation with technology centers. Our management has decided to increase amounts allocated to this budget for the next years.

R&D efforts are also focused on the development of enhanced oil recovery technologies, for the increased recovery of oil from fields in decline. Furthermore, the exploration of hydrocarbons of non-traditional or unconventional sources, in respect of which worldwide reserves are estimated to be superior to those hitherto exploited, remains one of YPF’s greatest R&D challenges, requiring the development and application of special technologies.

With respect to the refinery and marketing of petroleum products, we apply our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on achieving energy efficiency and environmental improvements.

With respect to petrochemicals, technological development activities are mainly directed toward the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products which use sulphur extracted from fuels.

YPF works in cooperation with the R&D activities of Repsol YPF, to carry out development programs of mutual interest including prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioengineering, future combustion engines, electric transport, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow us and Repsol YPF to develop new capabilities and plan our future activities.

Competition

The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén and Chubut, as well as from ENARSA, the Argentine state-owned energy company, especially in light of the transfer of certain hydrocarbon properties to ENARSA and the Argentine provinces in 2007. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as ESSO (a subsidiary of ExxonMobil), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and Argentine regulations and, accordingly, may fluctuate for a variety of reasons. Some of the prices in the internal market are controlled by local authorities. See “—Regulatory Framework and Relationship with the Argentine Government.” Changes in the domestic and international prices of crude oil and refined products have a direct effect on our results of operations and on our levels of capital expenditures. See “Item 3. Key Information—Risk Factors— Risks Relating to the Argentine Oil and Gas Business and Our Business—Oil and gas prices could affect our level of capital expenditures.”

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

In 2009, we continued making investments in order to comply with new Argentine fuel specifications that are scheduled to come into effect gradually through 2016, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In addition, we have completed basic engineering packages and began detailed engineering studies for the construction of diesel fuel oil desulphuration units at La Plata and Luján de Cuyo refineries and FCC naphtha desulphuration unit in Luján de Cuyo refinery. These projects have been delayed due to the postponement of the implementation of the fuel specification regulations, but must be completed by July 2012. Construction strategies oriented to meet the July 2012 deadline have been adopted by us. In La Plata refinery, an FCC Naphtha Hydrotreater unit to reduce sulphur in gasoline was completed in 2007 and began operating in 2008.

The basic engineering packages and detailed engineering studies for projects related to biofuels, such as the addition of bioethanol to gasoline and Fatty Acid Methyl Esters (FAME) to diesel, were developed during 2008. In 2009, bioethanol facilities at several terminals were installed and operational by the end of the same year. Also in 2009, investments were made in projects in La Plata, Luján de Cuyo and Plaza Huincul refineries to enable the addition of FAME to diesel, and all of them were operational by the beginning of 2010. These projects will enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

In 2009, we approved a plan to comply with the above-mentioned motor fuels quality environmental specifications. This plan contemplates investments of approximately U.S.$710 million between 2010 and 2012.

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

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, we have initiated the construction of a Plant Continuous Catalytic Reformer (CCR) which will imply an investment of approximately U.S.$348 million. The above plant will use the latest technology available worldwide to perform chemical processes which will involve improvements in productivity, safety and environmental standards. We estimate that the project will require approximately 3 years. The production system will produce about 200,000 additional tons of aromatics that can be used as octane enhancers for gasoline and automotive applications. Additionally, it will increase the hydrogen production in approximately 15,000 tons which will feed the fuel hydrogenation processes for increasing the fuel quality and reduce the sulfur content, further reducing the environmental impact of internal combustion engines.

In addition to the projects related to the new fuel specification standards mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production and Refining and Marketing and Chemicals segments.

Capital expenditures associated with domestic Exploration and Production environmental projects during 2009 were approximately U.S.$89.3 million and included expenditures relating to Health, Safety and Environment management systems, waste management, energy efficiency, biodiversity plans, remediation of well sites, tank batteries’ integrity and remediation of oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training, and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

We and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries refineries and harbor terminals as well.

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

Regarding climate change, as a part of Repsol YPF, YPF has actively contributed to Repsol YPF’s climate change strategies since 2002. Within Repsol YPF’s efforts on climate change, YPF is working on the following:

•	actively promoting the identification and pursuit of opportunities to reduce greenhouse gas emissions within our operations;

•

intensifying the execution of internal projects for generating credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	collaborating with competent authorities, in particular the Argentine Clean Development Mechanism Office (“OAMDL”);

•

in July 2007, the United Nations Clean Development Mechanism Executive Board approved the methodology proposed by YPF for the recovery of waste gases from refinery flares, based on a project that is being developed at La Plata Industrial Complex. With its approval, the AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities” may serve as a reference for other companies in the sector. We have also requested the registration of this project with the United Nations, and an approval is expected during 2010;

•

verifying the CO2 inventory of the Ensenada Industrial Complex under the ISO 14064 standard. The inventory was successfully verified in 2008 and verification of 2009 emissions is expected to be completed during 2010;

•

we are seeking OAMDL’s approval for a project of flare gas recovery and utilization at Luján de Cuyo refinery; the validation process has already started and the project is expected to be registered during the first half of 2010;

•	verification of emissions reductions in our refining operations according to the ISO 14064 standard.

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

YPF Holdings—Operations in the United States

Laws and regulations relating to health and environmental quality in the United States affect YPF Holdings’ operations in the United States. See “—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

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

Property, Plant and Equipment

Most of our property, consisting of interests in crude oil and natural gas reserves, refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. We also own property in the United States. See “—Exploration and Production—Principal properties.”

There are several classes of property which we do not own in fee. Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2009, we leased 89 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry has been and continues to be subject to certain policies and regulations that have resulted in domestic prices that are, in some cases, substantially lower than prevailing international market prices, export restrictions, domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand, and increasingly heavy export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices.

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

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. A 12% royalty, and an additional 3% royalty in certain concessions for which the expiration has been extended (see “—Extension of Exploitation Concessions in the province of Neuquén” below), is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and the natural gas volumes commercialized. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to Resolution S.E. 435/2004 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

Considering, among other things, that as a result of Resolution 394/2007 of the Ministry of Economy and Production, which increased duties on exports of certain hydrocarbons, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for calculation of royalties, the Undersecretariat of Fuels, which depends on the Argentine Secretariat of Energy, passed Disposition No. 1, which sets a minimum reference price for the calculation of royalties and does not permit downward adjustments of this price based upon the quality of crude oil. As of the date of this annual report, we have negotiated with certain third parties sale prices of crude oil that we have used as the basis for calculating and paying royalties according to the methodology set forth in the Hydrocarbons Law.

In addition to the above, the Public Emergency Law, which created the export withholdings, established that export withholdings were not to be deducted from the export price for purposes of calculating the 12% royalties. The royalty expense incurred in Argentina is accounted for as a production cost (as explained in “—Exploration and Production—Oil and gas production, production prices and production costs”). According to the Hydrocarbons Law, any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

Furthermore, pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. Additionally, Executive Decree No. 1,454/07, dated October 17, 2007, increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the provinces in which the hydrocarbon fields are located or, in the case of offshore and certain other fields, to the Argentine government.

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

On March 16, 2006, the Argentine Secretariat of Energy issued Resolution S.E. No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules. See “—Exploration and Production—Oil and Gas Reserves.”

In March 2007, the Argentine Secretariat of Energy issued Resolution No 407/2007 which approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. According to Resolution No 407/2007, YPF, as a holder of Production Concessions and Exploration Permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

Extension of Exploitation Concessions in the province of Neuquén

In addition to the extension in 2002 of the expiration date of the exploitation concession of Loma La Lata field until 2027, during the years 2008 and 2009, YPF entered into a number of agreements with the province of Neuquén, pursuant to which the exploitation concession terms of several areas located within the province were extended for a 10-year term, which now expire between 2026 and 2027. As a condition to the extension of the concession terms, YPF has undertaken to do the following under the relevant agreements: (i) to make initial payments to the province of Neuquén in an aggregate amount of approximately U.S.$204 million; (ii) to pay the province of Neuquén an “Extraordinary Production Royalty” of 3% of the production of the areas affected by this extension (in addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income, as defined in each agreement); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures until the expiration of the concessions in an aggregate amount of approximately U.S.$3,512 million, and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an aggregate amount of approximately U.S.$23 million.

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

Because approval of Class A shareholders is required for a change in our control under our by-laws, and approval of the executive branch of the Argentine government or provincial governments is required for the grant or transfer of hydrocarbon permits and concessions, we believe that possible additional requirements under the security zone legislation will not have a significant impact on our operations.

Natural Gas Transportation and Distribution

In June 1992, the Natural Gas Law was passed, providing for the privatization of Gas del Estado Sociedad del Estado (“Gas del Estado”) and the deregulation of the price of natural gas. To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems). This was designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred into two new transportation companies. The Gas del Estado distribution system was divided into eight regional distribution companies, including two distribution companies serving the greater Buenos Aires area. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders. Likewise, in 1997, a distribution license for the provinces of Chaco, Formosa, Entre Ríos, Corrientes and Misiones was granted to private bidders.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers, such as us, will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us have been exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Regulation No. 27/04 and Resolutions Nos. 265/04, 659/04 and 752/05 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “—Market Regulation—Natural gas export restrictions and domestic supply priorities.”

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

Refined products

In April 2002, the Argentine government and the main oil companies, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Fuel (Convenio de Estabilidad de Suministro de Gas Oil) was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between the fixed price and the market price through export duty credits. Through new price-stabilization agreements, the price paid by urban and suburban transporters was revised, the current price being Ps.0.80 per liter. In March 2009, Executive Decree No. 1390/2009 empowered the Chief of Cabinet to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law, and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, and in defect thereof, in cash. As of the date of this annual report, the annual agreement for the fiscal year 2009 is pending signature.

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

Resolution S.E. No. 459/07, of July 12, 2007, created the “Energy Substitution Program”, intended to mitigate gas and electricity shortages. This program encouraged industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG.

Resolution No. 1451/2008 extended until December 31, 2009 the Energy Substitution Program and Rule No. 287/2008, issued by the Sub-secretary of Coordination and Control on December 19, 2008, which approved the following general plans for the implementation of the Energy Substitution Program in 2009:

1) General Plan for the Supply of Gaseous Fuels, including:

(i) a plan for the supply of regasified liquefied natural gas (LNG), which provided for the construction, maintenance, management and administration of a system for the regasification of LNG and the supply of natural gas to the Argentine market, and empowered ENARSA, directly or through third parties, to take all necessary actions, including the purchase of the LNG, for such purpose;

(ii) a plan for the supply of propane, which provided for the management of a system to acquire and deliver propane to be injected into the natural gas distribution network of the province of Buenos Aires, and empowered ENARSA, directly or through third parties, to take all necessary actions, including the purchase of propane, for such purpose; and

(iii) a plan for the provision of imported gas deemed necessary to fulfill the objectives of the Energy Substitution Program. In this respect, ENARSA was to purchase the natural gas necessary to fulfill domestic demand.

2) General Plan for the Supply Liquid Fuels, including:

(i) a plan designed to guarantee that demand for liquid fuel in the Argentine market was met. For such purpose, ENARSA, directly or through third parties, was empowered to buy and sell liquid fuels; and

(ii) a plan to encourage and subsidize replacement of natural gas and/or electric power consumption with the use of alternative fuels in productive activities and/or electric power generation through an efficient use of gas. ENARSA, directly or through third parties, was empowered to manage the mechanisms for the supply of liquid fuels to replace the natural gas.

The Energy Substitution Program has recently been extended for the year 2010.

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

The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have entered into the Agreement 2007-2011 would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d). The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the agreed demand levels. In order to guarantee any domestic market demand of natural gas in excess of the agreed demand levels, Resolution S.E. No. 599/07 maintains the effectiveness of the Resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export restrictions and domestic supply priorities.” The Resolution also states that the Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

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

The Argentine Secretariat created, by its Resolution No. 24/2008 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from new reserves discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program will not be subject to the Agreement 2007-2011 and will not be subject to the price conditions established under such Agreement.

The Argentine Secretariat of Energy, through Resolution No. 1031/2008 issued on September 12, 2008, modified Resolution No. 24/2007, establishing the specific conditions petitioners must meet in order to qualify for the Gas Plus program. Certain of such conditions were modified by Resolution No. 695/2009 of the Argentine Secretariat of Energy, which demands compliance with commitments already assumed.

The Argentine Secretariat of Energy, through Resolution No. 1070/2008 issued on October 1, 2008, ratified the complementary agreement entered into between Argentine natural gas producers and the Argentine Secretariat of Energy on September 19, 2008 (the “Complementary Agreement”), which (i) modified gas prices at the wellhead and segmented the residential sector in terms of natural gas demand, and (ii) established the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020. On January 13, 2010 the natural gas producers signed an addendum to the Complementary Agreement which extends the commitment to contribute to the fiduciary funds created by Law No. 26,020 until December 31, 2010. See “—Liquefied Petroleum Gas.”

Additionally, Executive Decree No. 2067/2008 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund will be funded through the following mechanisms: (i) various tariff charges to be paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. To date, the competent authorities have only imposed the tariff on users of transport and distribution services. This decree has been subject to different judicial claims and judges throughout the country have issued precautionary measures suspending its effects. Through Resolution N° 1.417/2008, the Secretariat of Energy determined the new basin prices for the residential segment applicable to the producers that signed the Complementary Agreement.

On July 17, 2009, the Ministry of Federal Planning, Public Investment and Services and certain natural gas producers (including YPF) signed an agreement which set forth: (i) natural gas prices at the wellhead for the electric power generators segment from July to December 2009, and (ii) amounts to be received by natural gas producers for volumes sold to the residential segment from August 2009 onwards. The previously mentioned amounts will be adjusted monthly so that the resulting amounts represent 50% of the amount collected by the fiduciary fund to finance natural gas imports.

Through Resolution 828/2009, ENARGAS ordered natural gas distributors to reinvoice and return to consumers certain tariff charges collected from them according to Executive Decree No. 2067/2008 (in different percentages). The ENARGAS Resolution was applicable to natural gas consumptions by residential consumers during the period between May 1 and September 30, 2009.

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

This program was further amended and supplemented by Resolution S.E. No. 752/05 issued by the Argentine Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the Argentine Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (Permanent Additional Supply), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, Resolution S.E. No. 659/04 and Resolution S.E. No. 752/05, the Argentine Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to re direct natural gas export volumes to the internal market, thereby affecting natural gas export commitments. We have challenged the validity of the aforementioned regulations and resolutions, and have invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings.”

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

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Permanent Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Argentine Secretariat of Energy S.E. No. 1886/2006, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

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

Also, beginning during the severe Argentine winter in 2007 and continuing thereafter, we and most of gas producers as well as the transportation companies received instructions from the government to cut off exports, except for certain volumes addressed to satisfy Chilean residential consumptions and other specific consumptions.

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

On September 19, 2008, the Secretariat of Energy and Argentine LPG producers entered into an agreement for the stability of the price of LPG in the domestic market (the “Complementary Agreement”). The Complementary Agreement applies only to LPG sold to bottlers that declare their intention to bottle such LPG in LPG bottles of 10, 12 or 15 kilograms. The Agreement requires LPG producers to supply LPG bottlers with the same volume of LPG supplied the prior year and to accept the price per ton set forth in the Complementary Agreement. The Complementary Agreement was extended on October 23, 2009 pursuant to an addendum entered into by YPF and Repsol YPF Gas S.A. The addendum requires LPG producers to supply LPG bottlers in 2010 with the same volume provided during 2009 plus an additional 5%. This addendum expires on December 31, 2010.

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

Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels, except in the case of a general increase in taxes.

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

Export taxes

In 2002, the Argentine government began to impose customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.

Resolution No. 394/2007 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (abandoning the previously applicable reference price set by the Framework Agreement between Argentina and Bolivia mentioned above). Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

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

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen No. 235) which would have effectively required us to liquidate 100% of our export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89 based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70%/30% regime set out in Decree No. 1,589/89. Nevertheless, the uncertainty generated by the opinion of Argentina’s Attorney General resulted in a legal proceeding described under “Item 8. Financial Information—Legal proceedings—Argentina—Non-reserved, remote contingencies—Proceedings related to foreign currency proceeds”.

ITEM 4A.	Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2009, 2008 and 2007 and for the years then ended (the “Audited Consolidated Financial Statements”).

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million).

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

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012. See “Item 7. Major Shareholders and Related Party Transactions.”

Upstream Operations

•

We operate more than 70 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids, in 2009, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2009, of approximately 538 mmbbl of oil and 2,672 bcf of gas, representing aggregate reserves of 1,013 mmboe.

•	In 2009, we produced 111 mmbbl of oil (302 mbbl/d) and 533 bcf of gas (1,460 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of December 31, 2009 consisted of 1,632 YPF-branded service stations, which we estimate represented approximately 30.9% of all service stations in Argentina.

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

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 10.6% in 2005, 7.1% in 2006, 14.4% in 2007, 8.8% in 2008 and 10.0% in 2009. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this annual report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

Additionally, certain oil and gas disclosures are included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We organize our business into the following segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the production, transport and marketing of crude oil that we sell to third parties and of refined products that we sell to third parties and other segments of our business (“Refining and Marketing”); and (iii) the production, transport and marketing of petrochemical products (“Chemicals”).Other activities not falling into the previously described categories are reported under a separate segment (“Corporate and Other”), principally including corporate administration costs and assets and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Year Ended December 31,
	2009	2008	2007
Net sales	34,320	34,875	29,104
Cost of sales	(23,177)	(24,013)	(19,000)
Gross profit	11,143	10,862	10,104
Administrative expenses	(1,102)	(1,053)	(805)
Selling expenses	(2,490)	(2,460)	(2,120)
Exploration expenses	(552)	(684)	(522)
Operating income	6,999	6,665	6,657
(Loss) income on long-term investments	(22)	83	34
Other income/(expense), net	159	(376)	(439)
Financial/(loss) income, net and holding gains	(1,242)	(174)	518
Income from sale of long-term investments	—	—	5
Reversal of impairment of other assets	—	—	69

Net income before income tax	5,894	6,198	6,844
Income tax	(2,408)	(2,558)	(2,758)

Net income	3,486	3,640	4,086

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations; and

•	interest rates.

Until 2008, our margins and our consolidated operating profits have trended downwards. This was principally the result of: production declines and increased asset depreciation, principally due to the increasing maturity of our oil and gas fields; increases in other operating costs, due in part to higher domestic demand and local market supply obligations (which required us to purchase certain hydrocarbon inputs from third parties); inflation and higher labor costs; and limitations on our ability to offset those increased costs due to, among other things, domestic limitations on the prices at which we could sell gas and refined products.

Our operating income in 2009 increased by 5.0% compared with 2008, mainly as a result of higher average sales prices and benefits related to the Petroleum Plus Program (see “—Policy and regulatory developments in Argentina” below) due to our fulfillment of the requirements set forth by that program. The impact of higher sales prices and benefits of the Petroleum Plus Program were mostly offset by: increased depreciation of fixed assets as a result of increased assets subject to depreciation (principally exploration and production assets that entered into production and the acceleration of depreciation resulting from the decline in our proved reserves), a decline in production and higher costs mainly as a result of inflation. Notwithstanding the improvement in trend in 2009, we cannot guarantee that such improved trend in our margins and operating income will continue in future periods.

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

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease between 1999 and 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through the first half of 2008 paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated sharply in 2009 (preliminary figures estimate that real GDP grew by 0.9% during 2009). However, according to the Argentine Central Bank, certain economic indicators are starting to show signs of recovery in the Argentine economy, mainly due to a recovery in exports, as well as in stock levels in certain sectors. According to the IMF’s April 2010 projections, the Argentine economy is expected to grow by 3.5% in 2010.

According to the IMF, the global economy is beginning to pull out of the recession, owing mainly to cuts in interest rates by central banks, continued provision of ample liquidity, credit easing, public guarantees, and bank recapitalization. Nonetheless, the pace of recovery is expected to be slow. Several forces are holding back the recovery in Europe. Sizable fiscal and current account imbalances are constraining recovery in several euro area countries, with potentially negative spillover effects to the rest of Europe.

In 2010, global economic growth is projected to recover to 3.1%, although the rate of growth or, in some cases, contraction, is expected to vary significantly from region to region. The main policy priority remains restoring financial sector health, since bank lending conditions are expected to remain tight and external financing conditions constrained for a considerable time.

Weakened global demand since the second half of 2008 has depressed commodity prices, but in line with the signs of recovery, oil prices have responded strongly to signs of a demand rebound in China. This is partly attributable to Organization of Petroleum Exporting Countries (OPEC) members’ strict observance of lower production quotas. WTI has recently traded over U.S.$79 per barrel, compared to approximately U.S.$50 at the end of the first quarter of 2009, though it remains well below the average price of 2008 (U.S.$99.67).

In Argentina, domestic fuel prices have increased over the past two years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the characteristics of and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the increase in domestic fuel prices as previously mentioned, and also as a result of the decline in the international prices in late 2008 and early 2009. See “—Differences between Argentine and international prices for hydrocarbon products.”

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and canceled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 66% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 92.4% of the country’s bond indebtedness has now been restructured. Additionally, the Argentine government announced that it would repay the outstanding portion of the defaulted debt that was not included in the 2005 debt swap (the “Paris Club” debt). The government has passed a regulation allowing the withdrawal of U.S.$6.5 billion from the Argentine Central Bank reserves to support payments to multilateral lenders and bondholders. Currently, Standard & Poor’s (S&P) credit rating for Argentina’s sovereign debt is “B-”, with a “stable” outlook since October 2008, while Moody’s, which rates Argentina’s sovereign debt at “B3”, has maintained its credit watch of Argentina as “stable” since August 2008.

Public finances both at national and provincial levels recorded a consolidated primary surplus of above 3% between 2004 and 2008, according to the INDEC. In 2009, government fiscal revenues performance was worse than in previous years, mainly as a consequence of a slowdown in activity levels, while public expenditures increased, due to the implementation of anticyclical policies aimed at offsetting or reducing the contractive effects of the international crisis described above. This led to a decrease in primary surplus, which reached 1.36% in 2009, according to the Argentine Central Bank.

The annual wholesale price index, according to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), increased by 14.6% in 2007, 8.8% in 2008 and, based on preliminary data, 10.0% in 2009. According to reports published by the IMF, however, most private sector analysts believe that actual inflation is considerably higher than reflected in official data.

Starting in the first half of 2008, conflicts in certain sectors of the Argentine economy, including blockades by agricultural producers in response to an export tax increase and strikes by oil workers, have affected the development and productivity of these and related sectors. According to the Argentine Central Bank, exports decreased 21% in 2009 as a result of lower commodity prices and a decrease in the exported volumes of certain agricultural products, mainly due to declines in harvest volumes as a result of a severe drought in parts of Argentina and reduced seeded areas. Notwithstanding the above, during the last months of 2009, exports began to recover, due both to an increase in prices and in exported volumes. During 2009, imports contracted even further than exports (by 32%), due mainly to decreased imports of intermediate goods and capital assets commensurate with the slower pace of domestic activity. As a result, the Argentine trade balance reached an even higher surplus than in previous years. The Argentine Central Bank expects that in 2010 the country will complete its ninth year in a row with a trade surplus, along with a strong recovery in both exports and imports.

According to INDEC, the unemployment rate corresponding to the fourth quarter of 2009 showed that 8.4% of the active population was unemployed, 1.2% percentage points higher than the 7.2% rate in the fourth quarter of 2008.

According to the Argentine Central Bank, however, the foreseen increase in activity is expected to help stem the recent growth in unemployment. In line with the slowdown in general activity, wages increased at a slower pace than in previous years, but still outpaced price increases, resulting in higher purchasing capacity.

The Argentine Central Bank reserves were U.S.$46.4 billion at the end of 2008. In 2009, reserves remained stable and relatively high (U.S.$48.0 billion at the end of 2009), contributing to a sustained strong external position. The exchange rate of the Argentine peso against the U.S dollar as of December 31, 2009 was Ps.3.80/ U.S.$1.00, reflecting peso depreciation of 10.1% compared to December 31, 2008.

We cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Risk Factors—Risks Relating to Argentina”.

Energy consumption in Argentina has increased significantly since 2003, driven in part by price limitations that have kept Argentine energy prices below international prices. Continued growth in demand and a particularly harsh winter in 2007 have led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports.

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	Year ended December 31,
	2009	2008	2007
Crude Oil in Argentina
Production (mmbbl)	227.4	229.7	234.7
Exports (mmbbl)	38.3	15.3	20.8
Imports (mmbbl)	—	—	0.3

Diesel in Argentina
Sales (mcm)(1)	13,524.0	14,753.5	14,754.9
Production (mcm)	12,009.1	12,472.0	12,915.6
Exports (mcm)	0.0	7.1	46.6
Imports (mcm)	544.6	843.6	847.1

Gasoline in Argentina
Sales (mcm)(1)	6,203.1	5,898.5	5,285.6
Production (mcm)	6,035.2	5,849.1	5,965.2
Exports (mcm)	1,297.1	68.6	1,400.9
Imports (mcm)	85.8	51.7	23.0

(1)	Includes domestic market sales.

Sources: Argentine Secretariat of Energy and ENARGAS.

Policy and regulatory developments in Argentina

The Argentine oil and gas industry is currently subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that have usually been lower than prevailing international market prices; (ii) export restrictions; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; and (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.” These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices. As discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

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

•

Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Cost of sales.”

•

Energy Substitution Program. The Department of Federal Planning, Public Investment and Services, by Resolution No. 459/07 of July 12, 2007, created the “Energy Substitution Program” (Programa de Energía Total), which is designed to mitigate shortages of natural gas and electricity by encouraging industrial users to substitute natural gas and electricity during the Argentine winter with imported diesel, fuel oil and LPG subsidized by the government. Resolution No. 1451/2008 of the Department of Federal Planning, Public Investment and Services extended the Energy Substitution Program until December 31, 2009, and Rule No. 287/08 of the Sub-Secretary of Coordination and Control, issued on December 19, 2008, approved the general plans for implementation of the Energy Substitution Program for 2009. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Refined Products.” Under this program, ENARSA imports diesel, fuel oil, LPG and natural gas that we buy from ENARSA at the prevailing domestic prices and then sell to consumers in Argentina, mostly at similar prices. As a result, this program has the effect of increasing our net sales and volumes sold, but is mostly operating income-neutral since we do not earn any significant margin on products sold under this program. The Energy Substitution Program has recently been extended for the year 2010.

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

In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy. Our participation in the Petroleum Plus program resulted in a positive contribution to our net sales in 2009.

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

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2009	2008	2007
Product	(units sold)
Natural gas (mmcm)	630	580	1,358
Gasoline (mcm)	777	880	1,272
Fuel oil (mtn)(1)	828	1,138	1,187
Petrochemicals (mtn)	430	530	689

(1)	Includes bunker sales of 272, 181 and 148 mtn for the years 2009, 2008 and 2007, respectively.

Due to the decreased export product volumes indicated above and increasing export duties, the portion of our net sales accounted for by exports decreased steadily between 2007 and 2009. Exports accounted for 14.3%, 20.7% and 28.9% of our consolidated net sales in 2009, 2008 and 2007, respectively.

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

Under current law, pursuant to Resolution 394/2007, the maximum export sales price per barrel of oil that companies in Argentina could realize was U.S.$42, without considering quality price adjustments, while the average international market price per barrel of WTI was U.S.$61.81 in 2009.

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

See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation.”

We expect these export tax increases to continue to adversely affect our export net sales and margins in future financial periods, especially with respect to any exports of natural gas, diesel, gasoline and petrochemical products.

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

	For the Year Ended December 31,
	2009		2008		2007
	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)
Natural gas(2)(3)	244	66	228	72	171	54
Diesel(4)	1,556	419	1,322	416	1,060	337
Gasoline products(5)	1,545	416	1,250	393	978	310

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.
(2)	Per thousand cubic meters.
(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.
(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.
(5)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

The disparity between the prices at which hydrocarbon products have been sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices, or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel.

In addition, the price at which Bolivia exports natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$6.16/mmBtu in December 2009, while the price at which we purchase natural gas from ENARSA was approximately U.S.$2.431/mmBtu in December 2009 and our average sales price for natural gas in Argentina during 2009 was approximately U.S.$1.79/mmBtu.

In addition, pursuant to Resolution 599/2007 of the Argentine Secretariat of Energy dated June 14, 2007 (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011. Under this agreement, we have supplied a total volume of approximately 4,700 mmcm of gas in 2009 (representing approximately 32% of our total gas volume sales for such year) to domestic residential and small commercial consumers at a price of approximately Ps.0.67/mmBtu for that period.

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are declining as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. In 2009, our estimated proved oil reserves and oil production, without considering NGL, declined by 4.9% and 5.6%, respectively, over the preceding year, while our estimated proved gas reserves and gas production declined by 13.8% and 12.2%, respectively, over the same period. In an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. We expect our oil and gas proved reserves and production rates to continue their decline. See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves” for more information on our proved reserves.

We continue pursuing an initiative, which encompasses comprehensive reviews of our oil and gas fields to identify opportunities in light of new technologies and to design novel strategies to rejuvenate old fields and optimize the development of new fields in Argentine basins. Many of our fields have similar characteristics to mature fields in other regions of the world that have achieved substantially higher recovery factors through the application of new technologies, similar to the ones we are currently evaluating. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

We have budgeted approximately U.S.$2.1 billion in investments and capital expenditures for 2010, a significant portion of which will be dedicated to our exploration and production activities. During the period 2010-2012, we expect to make capital expenditures of around U.S.$7.2 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields.

Cost of sales

Our cost of sales accounted for 67.5%, 68.9% and 65.3% of our consolidated net sales in 2009, 2008 and 2007, respectively. Our cost of sales increased between 2007 and 2009, mainly as a result of: increased purchases of crude oil from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production; increased purchases of natural gas and diesel from third parties; higher labor costs; higher costs related to the renegotiation of certain service contracts; and inflation. Due to prevailing Argentine price limitations, we were unable to pass some of these cost increases to our customers in the form of higher hydrocarbon product prices.

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

See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves” for a detailed discussion on reserves estimates internal control and audits.

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

The impairment of oil and gas producing properties is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves, adjusted for risks related to such reserves, owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long-term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset. The estimated cash flows are based on future levels of production, the future commodity prices, lifting and development costs, estimates of future expenditures necessary with respect to oil and gas reserves, field decline rates, market demand and supply, economic regulatory conditions and other factors.

The impairment of assets corresponding to our Refining and Marketing and Chemicals business segments is calculated as the difference between the discounted estimated future cash flows from the use of those assets and the net book value of the assets related thereto. The discounted values of cash flows are determined using a discount rate we believe to be reasonable and supportable based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to the type of asset. The estimated cash flows are based on future levels of production, the future estimated prices of our products and costs, other estimates of future expenditures, estimated useful life of the respective asset, market demand and supply, economic regulatory conditions and other factors for each business segment.

Charges for impairment may be recognized in our results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value.

Therefore, our management must make reasonable and supportable assumptions and estimates with respect to: (i) the market value of reserves, (ii) oil fields’ production profiles and future production of refined and chemical products, (iii) future investments, taxes and costs, (iv) risk factors for unproved reserves which are measured based on the profile and potential of each specific exploration and production asset, (v) future capital expenditures and useful life for properties corresponding to our Refining and Marketing and Chemicals business segments, and (vi) future prices, among other factors. As such, any change in the variables used to prepare such assumptions and estimates may have a significant effect on the impairment tests.

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

Depreciation of oil and gas producing properties

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves is treated prospectively by depreciating the remaining book value of the assets over the future expected production, affecting the following year’s net income. In 2009, 2008 and 2007 we recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps.4,019 million, Ps.4,058 million and Ps.3,564 million, respectively.

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

U.S. GAAP reconciliation

The recurrent difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the years ended December 31, 2009, 2008 and 2007 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos, the effects of the reorganization of entities under common control, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, proportional consolidation of investments in jointly controlled companies, and the consolidation of variable interest entities.

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

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with ASC 830. Therefore, we have re-measured into U.S. dollars the Audited Consolidated Financial Statements as of December 31, 2009, 2008 and 2007, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in ASC 830. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. Furthermore, for certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency.

Translation adjustments resulting from the process of translating the financial statements of subsidiaries that use peso as their functional currency into YPF’s functional currency (U.S. dollars) are accounted for in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of ASC 830. Assets and liabilities are translated at the current selling exchange rate of Ps.3.80, Ps.3.45 and Ps.3.15 to U.S.$1.00, as of December 31, 2009, 2008 and 2007, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the years ended December 31, 2009, 2008 and 2007, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.1,478 million, Ps.1,230 million and Ps.1,513 million, respectively.

Under Argentine GAAP, we have proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held. Under U.S. GAAP, these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.820 million, Ps.648 million and Ps.486 million and in total assets and total liabilities as of December 31, 2009, 2008 and 2007, respectively, and an increase of Ps.1,433 million, Ps.1,770 million and Ps.1,350 million in net sales and Ps.551 million, Ps.681 million and Ps.690 million in operating income for the years ended December 31, 2009, 2008 and 2007, respectively.

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

Under U.S. GAAP, until December 31, 2008, we performed the impairment test on proved oil and gas properties on an individual field basis. From January 2009, we have reassessed our proved oil and gas properties’ grouping, as a consequence of certain regulatory developments that have been implemented in Argentina during recent periods that have also affected our operations, as described in “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.” As a consequence of this reassessment, from January 1, 2009, oil properties are grouped into an unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Impairment charges recorded through December 31, 2008, have not been reversed, and the modification in the long-lived asset grouping has therefore not had any effect on our results of operations for the period ended December 31, 2009. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC 360, by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. There were no impairment charges under U.S. GAAP for the fiscal year ended December 31, 2009. The accumulated adjustments under U.S. GAAP of the impairment provisions as of December 31, 2009, 2008 and 2007 were Ps.498 million, Ps.613 million and Ps.554 million, respectively, mainly corresponding to our Exploration and Production segment. Additional impairment charges under U.S. GAAP amounted to Ps.124 million and Ps.180 million for the years ended December 31, 2008 and 2007, respectively. The impairment recorded in 2008 and 2007 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of our Exploration and Production business segment. See “Item 4. Information on the Company—Exploration and Production.” The adjusted basis after impairment resulted in lower depreciation under U.S. GAAP by Ps. 173 million, Ps.119 million and Ps.132 million for the years ended December 31, 2009, 2008 and 2007, respectively.

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

Under U.S. GAAP, ASC 410 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to the legal obligation associated with the retirement of long-lived assets that results from the acquisition, construction, development and normal use of the asset. ASC 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to ASC 410, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

Under U.S. GAAP, results on sales of noncurrent assets to entities under common control (that is, in our case, to companies that comprise Repsol YPF) and the corresponding accounts receivable are eliminated and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, these results and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively.

YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and postemployment benefits. On December 31, 2006, under U.S. GAAP, the company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 158 (currently included in ASC 715). Under provisions of ASC 715, the company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements, reducing the company’s shareholders’ equity through the accumulated OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, as of December 31, 2009, the actuarial losses and gains are charged to the “Other income/(expense), net” account of the statement of income. As of December 31, 2008 and 2007, the unrecognized actuarial losses and gains generated since December 31, 2003 were disclosed net of the present value of the obligation and were recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. The effect on net income related to the change in the accounting recognition criteria for losses and gains due to changes in actuarial assumptions for the years ended December 31, 2008 and 2007, is not material. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Notes 13, 14 and 15 to the Audited Consolidated Financial Statements.

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net sales

Net sales include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes, turnover taxes and custom duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the Year Ended December 31,
	2009	2008	2007
	(in millions of pesos)
Inventories at beginning of year	3,449	2,573	1,697
Purchases for the year	5,873	8,547	6,637
Production costs(1)	16,932	15,866	12,788
Holding (losses)/gains on inventories	(11)	476	451
Inventories at end of year	(3,066)	(3,449)	(2,573)

Cost of sales	23,177	24,013	19,000

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the Year Ended December 31,
	2009	2008	2007
	(in millions of pesos)
Salaries and social security taxes	1,245	1,072	824
Fees and compensation for services	189	212	174
Other personnel expenses	359	352	283
Taxes, charges and contributions	277	284	226
Royalties and easements	2,516	2,396	1,989
Insurance	176	131	106
Rental of real estate and equipment	449	397	331
Depreciation of fixed assets	4,610	4,573	3,989
Industrial inputs, consumable material and supplies	631	611	535
Operation services and other service contracts	1,810	1,101	535
Preservation, repair and maintenance	2,176	2,400	1,674
Contractual commitments	139	61	596
Transportation, products and charges	927	954	790
Fuel, gas, energy and miscellaneous	1,428	1,322	736

Total	16,932	15,866	12,788

Other income/(expense), net

Other income/(expense), net principally include credits and charges for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Finance income/(expense), net and holding (losses)/gains

Finance income/(expense), net and holding (losses)/gains consist of the net of gains and losses on interest paid and interest earned, currency exchange differences and the periodic revaluation of inventories.

Taxes

The statutory corporate income tax rate in Argentina was 35% during each of the periods presented in this annual report. Our effective tax rates for the periods discussed in this annual report exceed the Argentine corporate income tax rate mainly due to the non-deductibility of the amortization of the effect of inflation indexation on fixed assets, along with other minor effects. See Note 3(j) to the Audited Consolidated Financial Statements.

Results of Operations

Consolidated results of operations for the years ended December 31, 2009, 2008 and 2007

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2009	2008	2007
	(percentage of net sales)
Net sales	100.0	100.0	100.0
Cost of sales	(67.5)	(68.9)	(65.3)

Gross profit	32.5	31.1	34.7
Administrative expenses	(3.2)	(3.0)	(2.8)
Selling expenses	(7.3)	(7.1)	(7.3)
Exploration expenses	(1.6)	(2.0)	(1.8)

Operating income	20.4	19.1	22.9

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (Mega), Refinor or Profertil, jointly controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega contributed, after consolidation adjustments, 0.7%, 0.9%, and 1.6%, respectively, of our consolidated net sales for 2009, 2008 and 2007. Refinor contributed, after consolidation adjustments, 1.7%, 1.4%, and 1.5%, respectively, of our consolidated net sales for 2009, 2008 and 2007. Profertil contributed, after consolidation adjustments, 2.0%, 2.8%, and 1.5%, respectively, of our consolidated net sales for 2009, 2008 and 2007.

Domestic Market	Year Ended December 31,
	2009		2008		2007
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)
Natural gas	14,238 mmcm	244/mcm	15,864 mmcm	228/mcm	16,771 mmcm	171/mcm
Diesel(2)	7,733 mcm	1,556/m3	8,285 mcm	1,322/m3	8,352 mcm	1,060/m3
Gasoline	3,382 mcm	1,545/m3	3,054 mcm	1,250/m3	2,691 mcm	978/m3
Fuel oil(3)	529 mtn	1,246/ton	931 mtn	1,304/ton	910 mtn	961/ton
Petrochemicals	678 mtn	1,538/ton	676 mtn	2,143/ton	754 mtn	1,510/ton

(1)    Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

(2)    Includes 59 mcm sold under the Energy Substitution Program in 2007.

(3)    Includes 298 mtn sold under the Energy Substitution Program in 2008 and 220 mtn in 2007.

Export Market	Year Ended December 31,
	2009		2008		2007
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)

Natural gas	630 mmcm	1,427/mcm	580 mmcm	1,271/mcm	1,358 mmcm	354/mcm
Gasoline	777 mcm	1,331/m3	1,058 mcm	1,989/m3	1,403 mcm	1,584/m3
Fuel oil	828 mtn	1,384/ton	1,138 mtn	1,495/ton	1,187 mtn	1,175/ton
Petrochemicals(2)	430 mtn	1,887/ton	530 mtn	2,563/ton	689 mtn	2,249/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales. See “—Factors Affecting Our Operations—International oil and gas prices and Argentine export taxes” for more information on the export tax withholding rates applicable to our principal products.
(2)	Includes exports of refined paraffinic.

Net sales

Net sales in 2009 were Ps.34,320 million, representing a 1.6% decrease compared to Ps.34,875 million in 2008. This decrease was primarily attributable to a decline in the average prices and volumes of exported products, resulting from the negative economic trend which affected global trading since the second half of 2008, as well as the decrease in the volume of diesel sold in the domestic market due to lower demand during 2009 as a result of the economic slowdown. Commodity prices in general were strongly affected in 2009, and the average price per barrel of WTI decreased by approximately 38% compared to 2008. As a result, the price of certain products sold in the domestic market, which track international prices (such as LPG, aviation fuel, and certain petrochemicals), also decreased. See “—Results of operations by business segment for the years ended December 31, 2009, 2008 and 2007—Refining and Marketing”. In addition, demand for fertilizers in the domestic market decreased, particularly in the first half of 2009. These decreases were mostly offset by increases in the average domestic prices of diesel and gasoline, the higher volume of gasoline sold in the domestic market and income recorded under the Petroleum Plus Program, resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand.

Net sales in 2008 were Ps.34,875 million, representing a 19.8% increase compared to Ps.29,104 million in 2007. This increase was primarily attributable to increases in the average domestic prices of diesel (24.7%) and gasoline (27.8%), as well as a 33% increase in the average price of natural gas sold in the domestic market. The increase in volume of gasoline sold in the domestic market (13.5%) also contributed to this increase. In addition, there were significant price increases in other products, such as jet fuel and aviation gasoline, both in the domestic and export markets. As a result, our domestic sales increased 33.5% to Ps.27,647 million in 2008 from Ps.20,704 million in 2007. These increases were partially offset by higher export taxes attributable to the application of Resolution 394/2007, which resulted in an increase, year over year, of approximately Ps.2,470 million in export taxes applicable to petrochemical and refined products. Export net sales declined by 13.9% to Ps.7,228 million in 2008 from Ps.8,400 million in 2007, as a result of higher export taxes and declines in the exported volumes of natural gas, gasoline and crude oil (which decreased 57%, 31% and 24%, respectively), partially offset by an increase in international gasoline and diesel prices. Our export sales in both periods were made mainly to the United States and Brazil.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the years ended December 31, 2009, 2008 and 2007.”

Cost of sales

Cost of sales in 2009 was Ps.23,177 million, compared to Ps.24,013 million in 2008, representing a 3.5% decrease, which was mainly attributable to a decrease in the volume of products purchased from third parties, particularly diesel and fertilizers, in line with the decreased demand for these products, and crude oil. Strikes in the Southern region of Argentina in the second quarter of 2008 adversely affected our oil production and our margins in that year as a result of the higher volume of products purchased from third parties, whereas strikes in the third quarter of 2009 had a smaller impact on our margins.

Cost of sales in 2008 was Ps.24,013 million, compared to Ps.19,000 million in 2007, representing a 26.4% increase, which was mainly attributable to a 21% increase in the volume of crude oil purchased from third parties, driven by our efforts to maintain our high refinery utilization rates notwithstanding our declining production. Increased volumes of crude oil purchases from third parties adversely affect our margins because we lose the margin earned on our internal exploration and production activities. In addition, depreciation of fixed assets increased 15.4%, mainly as a result of increased asset values attributable to (i) increased assets (principally related to our Exploration and Production business segment) subject to depreciation in 2008, and (ii) higher capitalized well abandonment obligations during the first semester of 2008, according to the new estimates performed as of that time based on new information concerning future costs associated with those activities, which began to be depreciated in the second half of 2008 based on the unit of production method. Salaries and social security taxes, maintenance costs, contract services and certain other production costs also increased significantly, driven mainly by inflation and the renegotiation of certain labor and service contracts.

Selling expenses

Our selling expenses were Ps.2,490 million in 2009, Ps.2,460 million in 2008 and Ps.2,120 million in 2007, representing an increase of 1.2% from 2008 to 2009 and an increase of 16.0% from 2007 to 2008. These higher costs in 2009 were a result of increases in operation services and other service contracts, including the refurbishing of our service stations to fit them for the sale of our new low-sulfur diesel (Euro Diesel), preservation, repair and maintenance and, to a lesser extent, rental of real estate and equipment.

The increase in costs in 2008 was due mainly to the increase in the volume of gasoline sold in the domestic market, which was sold mainly through service stations and resulted in higher logistics costs for us, the increase in our net sales, which determines the amount of transaction taxes we pay in connection with them (a transaction tax of 0.6% or, in certain instances, a different rate is levied on debits and credits in bank accounts).

Operating income

Operating income in 2009 was Ps.6,999 million, compared to Ps.6,665 million in 2008, representing a 5% increase, due to the factors described above.

Operating income in 2008 was Ps.6,665 million, compared to Ps.6,657 million in 2007, representing a slight increase of 0.1%.

Our operating margins (operating income divided by net sales) were 20.4%, 19.1% and 22.9% in 2009, 2008 and 2007, respectively. Increased volumes of crude oil purchases in 2008 and 2007 adversely affected our margins because we lost the margin earned on our internal exploration and production activities.

Other income/(expense), net

Other income, net amounted to Ps.159 million in 2009 compared to other expenses, net of Ps.376 million in 2008, due mainly to: (i) lower expenses related to environmental obligations of our wholly controlled subsidiary YPF Holdings, which in 2008 entered into an agreement for the remediation of a portion of the Passaic River, as mentioned in Note 10 (a) to our Audited Consolidated Financial Statements; (ii) recoveries related to certain claims, as a result of their reassessment in light of new developments in our legal proceedings; (iii) income derived from insurance coverage in compensation for certain damages that we suffered in our facilities, and; (iv) certain recoveries from insurance claims related to Profertil, our jointly controlled entity. See Note 3(i) to our Audited Consolidated Financial Statements.

Other expenses, net decreased 14.4% to Ps.376 million in 2008 from Ps.439 million in 2007, mainly as a result of decreased provisions for lawsuits, partially offset by increased environmental obligations, due mainly to new information which became available during 2008. See Note 3(i) to our Audited Consolidated Financial Statements.

Financial income/(expense), net and holding gains/(losses)

In 2009, financial expense, net and holding losses, increased to Ps.1,242 million, from Ps.174 million in 2008. The increase was mainly due to higher interest expense from loans attributable to our increased indebtedness and a slight decline in the value of our inventories in 2009 (whereas the value of our inventories increased in 2008). In addition, we suffered from higher net negative exchange rate differences resulting from the depreciation of the Argentine peso against the U.S. dollar, as our outstanding liabilities denominated in U.S. dollars exceed our assets denominated in U.S. dollars.

In 2008, financial expense, net and holding gains was Ps.174 million, compared to financial income, net and holding gains of Ps.518 million in 2007. These negative results were attributable mainly to lower interest earnings resulting from our decreased financial investments, the increase of interest expense from loans attributable to our increased indebtedness in 2008 compared to 2007, and negative exchange rate differences due to the depreciation of the peso against the US dollar.

Taxes

Income tax expense in 2009 decreased 5.9% to Ps.2,408 million from Ps.2,558 million in 2008. The effective income tax rates for 2009 and 2008 were 40.9% and 41.3%, respectively, compared to the statutory income tax rate of 35%.

Income tax expense in 2008 decreased 7.3% to Ps.2,558 million from Ps.2,758 million in 2007. The effective income tax rates for 2008 and 2007 were 41.3% and 40.3%, respectively, compared to the statutory income tax rate of 35%.

Our effective tax rates exceed the Argentine corporate income tax rate due to the negative results from YPF Holdings, which did not give rise to a tax credit or deduction under Argentine law because YPF Holdings is a foreign company. In addition, the deferred tax assets generated by YPF Holdings’ losses have been fully provisioned because there is no expectation that YPF Holdings will be able to make use of any such tax benefits in future periods. The non-deductibility of the amortization of the effect of inflation indexation on fixed assets, which is not deductible from income tax under prevailing Argentine tax legislation, also contributed to our higher effective tax rates. See Note 3(j) to the Audited Consolidated Financial Statements.

Net income

Net income for 2009 was Ps.3,486 million, compared to Ps.3,640 million in 2008, a decrease of 4.2%. This decrease is mainly attributable to the increase in financial expense described above.

Net income for 2008 was Ps.3,640 million, compared to Ps.4,086 million in 2007, a decrease of 10.9%. This decrease is mainly attributable to the decline in the financial income described above.

Results of operations by business segment for the years ended December 31, 2009, 2008 and 2007

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2009, 2008 and 2007:

	For the Year Ended December 31,
	2009	2008	2007
	(in millions of pesos)
Net sales(1)
Exploration and Production(2)
To unrelated parties	4,757	4,016	3,288
To related parties	751	939	724
Intersegment sales and fees(3)	14,473	12,663	14,056

Total Exploration and Production	19,981	17,618	18,068

Refining and Marketing
To unrelated parties	25,733	25,364	20,375
To related parties	627	1,508	2,045
Intersegment sales and fees	1,202	1,145	1,858

Total Refining and Marketing	27,562	28,017	24,278

Chemicals
To unrelated parties	1,932	2,829	2,563
Intersegment sales and fees	1,105	1,094	892

Total Chemicals	3,037	3,923	3,455

Corporate and Other
To unrelated parties	520	219	109
Intersegment sales and fees	350	461	440

Total corporate and others	870	680	549

Less intersegment sales and fees	(17,130)	(15,363)	(17,246)

Total net sales(4)	34,320	34,875	29,104

Operating income (loss)
Exploration and Production	5,379	3,315	5,679
Refining and Marketing	1,896	3,089	1,234
Chemicals	559	1,178	500
Corporate and Other	(820)	(815)	(620)
Consolidation adjustments	(15)	(102)	(136)

Total operating income	6,999	6,665	6,657

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimates of Argentine market prices.
(4)	Total net sales include export sales of Ps.4,904, Ps.7,228 million and Ps.8,400 million for the years ended December 31, 2009, 2008 and 2007, respectively. The export sales were mainly to the United States and Brazil.

Exploration and Production

Exploration and Production net sales in 2009 were Ps.19,981 million, representing a 13.4% increase from Ps.17,618 million in 2008. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.1,810 million in 2009, mainly as a result of a 19% increase in the average intersegment price in pesos of a barrel of oil (1% increase in U.S. dollars), which was partially offset by a 1.7% decrease in the volumes transferred. Net sales in 2009 were also strengthened by the income recorded pursuant to the Petroleum Plus Program and a 7.0% increase in the domestic price of natural gas mainly attributable to price increases for gas sold to industrial customers and thermal power plants in the domestic market during 2009, which were partially offset by a decrease in the price of natural gas sold to our jointly controlled company, Mega, which is set according to international parameters and therefore decreased in line with the WTI price. Natural gas exported volumes remained low in 2009 due to the restrictions we are subject to. Export taxes remained relatively stable in 2009 compared with 2008.

Exploration and Production operating income increased 62% to Ps.5,379 million in 2009 from Ps.3,315 million in 2008, as a result of the increase in inter-segment crude oil prices, and the income recorded pursuant to the Petroleum Plus Program, as explained above. This was partially offset by a 2.1% increase in segment operating expenses, which was mainly due to increases in the prices of service contracts resulting from general costs increase, and an increase in royalties paid by Ps.121 million, due to the higher value, expressed in pesos at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced (mainly as a result of the 10.1% peso depreciation against the U.S. dollar compared to December 31, 2008).

Average oil production during 2009 decreased 3.5% to 302 thousand barrels per day from 313 thousand barrels per day in 2008. Natural gas production in 2009 decreased 11.9% to 1,470 mmcf/d from 1,658 mmcf/d in 2008. These declines were mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields, and the decline in natural gas demand from industrial customers and thermal power plants.

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

Refining and Marketing

Refining and Marketing net sales in 2009 were Ps.27,562 million, 1.6% lower than the Ps.28,017 million in net sales recorded in 2008. This decrease was mainly attributable to the sharp decreases in international prices for substantially all of our exported refined products, a decrease in the volumes of gasoline sold by us in the export market (11.7%), and a decline in the volumes of diesel sold in the domestic market (6.7%). These decreases were partially offset by an increase in the average domestic prices of diesel and gasoline (of 17.7% and 23.6%, respectively), as well as a 10.7% increase in the volume of gasoline sold domestically. Notwithstanding the increase in the average domestic prices of diesel and gasoline, domestic prices for our products remained below average international prices. In addition, the domestic prices of certain refined products that tend to track international prices, such as aviation fuel and LPG, decreased in 2009.

Refining and Marketing operating profit decreased 38.6% to Ps.1,896 million in 2009 from Ps.3,089 million in 2008. This decrease was mainly due to the aforementioned decline in international prices. In addition, purchases of crude oil, which account for approximately 90% of the segment’s operating costs, were made at a price which was on average 19% higher in Argentine pesos than the previous year (although it was less than 1% higher when measured in U.S. dollars). Further, refining costs (excluding crude oil purchase and transport costs) increased by approximately 17%, mainly due to the higher costs of energy and increases in operation services and service contract costs, as well as higher depreciation costs arising from an increase in assets that commenced operations. Refining cost per barrel, which we calculate as the segment’s production costs for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.14.8 in 2009, compared to Ps.12.7 in 2008.

Refinery output in 2009, including 50% of Refinor’s output (we own 50% of Refinor), reached 310 thousand barrels per day, representing a 5.4% decrease compared to 328 thousand barrels per day processed in 2008. The decrease is mainly a result of planned overhauls in our refineries, as well as external factors which affected our operations such as strikes related to the transport services used to receive crude oil supplies.

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

Chemicals

Net sales in 2009 decreased by 22.6% to Ps.3,037 million from Ps.3,923 million in 2008. This decrease was attributable mainly to lower sales prices in the domestic market, particularly with respect to methanol and fertilizers, and declines in the average prices of exported products (in line with lower international market prices for hydrocarbon products during 2009 compared to 2008) and, to a lesser extent, lower exported volumes of methanol.

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

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of December 31, 2009 and 2008 was Ps.6,819 million and Ps.4,479 million, respectively, consisting of short-term debt (including the current portion of long-term debt) of Ps.4,679 million and long-term debt of Ps.2,140 million as of December 31, 2009, and short-term debt of Ps.3,219 million and long-term debt of Ps.1,260 million as of December 31, 2008. As of December 31, 2009 and 2008, a major part of our debt was denominated in U.S. dollars.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2009, we had repurchased approximately U.S.$10 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Year Ended December 31,
	2009	2008	2007
	(in millions of pesos)
Net cash flows provided by operating activities	9,414	13,558	8,756
Net cash flows used in investing activities	(5,603)	(7,043)	(6,187)
Net cash flows used in financing activities	(2,881)	(6,147)	(2,809)

Net increase/(decrease) in cash and equivalents	930	368	(240)
Cash and equivalents at the beginning of period	1,215	847	1,087
Cash and equivalents at the end of period	2,145	1,215	847

Net cash flow provided by operating activities was Ps.9,414 million in 2009, compared to Ps.13,558 million in 2008, a decrease of approximately 31%, mainly attributable to lower net proceeds from our receivables with related parties during 2009, as well as a net increase in our working capital, resulting from our relatively higher level of receivables and relatively lower level of accounts payable in 2009. Net cash flow provided by operating activities was Ps.13,558 million in 2008, compared to Ps.8,756 million in 2007, an increase of 55% attributable mainly to net proceeds from our receivables with related parties, improvements in the management of our working capital, and higher operating income, excluding amortization of fixed assets, in 2008.

The principal uses of cash in investing and financing activities in 2009 included Ps.5,636 million in fixed asset acquisitions relating mainly to exploration and development activities in our upstream operations, Ps.4,897 million in dividend payments, while net proceeds from loans reached Ps.2,016 million. In 2008, the principal uses of cash in investing and financing activities included Ps.7,035 million in fixed asset acquisitions relating mainly to our Exploration and Production business unit, and Ps.9,287 million in dividend payments (which include dividends declared in respect of 2007 and paid in 2008), while net proceeds from loans reached Ps.3,140 million. In 2007, the principal uses of cash in investing and financing activities included Ps.6,163 million in fixed asset acquisitions relating mainly to drilling equipment used by our Exploration and Production business unit, Ps.2,360 million in dividend payments and Ps.449 million in net repayments of outstanding loans. Our current financing policy is to use cash flows provided by operating activities and debt to fund both our investing and operating activities.In response to market financial conditions prevailing in Argentina as of the date of this annual report, our financial policy seeks to fund a substantial portion of our short-term debt in local currency. Pursuant to this policy, we have several domestic credit lines available from financial institutions. We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities in 2010. However, we are currently making efforts to convert our short-term financial debt into long-term financial debt.

Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. See “Item 8. Financial Information—Dividend Policy” and “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina. On September 28, 2009, we issued negotiable obligations under this program in an amount of Ps.205 million, which will accrue interest at a variable rate and will mature in March 2011. Additionally, in March 2010 we issued two different series of notes under the same notes program: one denominated in Argentine pesos and maturing in September 2011, for a total of Ps.143 million, and a second one, denominated in U.S. dollars, for a total of U.S.$70 million, which will mature in March 2013.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2009, plus accrued but unpaid interest through December 31, 2009:

	Expected Maturity Date
	Total	Less than 1 year	1 –2 years	2 –3 years	3 –4 years	4 –5 years	More than 5 years
	(in millions of pesos)
Debt	6,819	4,679	1,749	49	—	—	342

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars at the exchange rate of Ps.3.80 to U.S.$1.00, under commercial contracts for the years indicated below, as of December 31, 2009:

Contractual Obligations	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
	(in millions of U.S.$)(5)
Debt(1)	2,042	1,286	506	20	230
Operating Lease Obligations	399	152	173	27	47
Purchase Obligations(2)	2,653	972	802	406	474
Purchases of services	1,066	523	403	58	82
Purchases of goods	1,587	449	399	347	392
LPG	147	40	66	41	—
Electricity	349	45	85	74	144
Gas	228	187	21	10	10
Oil	564	101	172	172	120
Steam	233	24	47	47	115
Others	66	53	7	3	4
Other Liabilities(3)	3,232	1,998	190	221	823

Total(3)(4)	8,326	4,408	1,671	674	1,574

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2009 for all periods.
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$605 million as of December 31, 2009, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, we are also committed to carry out exploration activities in certain exploration areas and to make certain investments and expenditures until the expiration of some of our concessions. These commitments amounted to approximately U.S.$4.5 billion as of December 31, 2009.
(5)	The table is presented in U.S.$, which is the company’s functional currency, and not in its reporting currency, as the majority of the company’s contractual obligations are originally denominated in U.S.$.

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided” below.

Covenants in our indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses, as well as customary acceleration provisions.

With respect to a significant portion of our financial debt totaling Ps.6,819 million (U.S.$1,794 million), including accrued interest (long- and short-term debt) as of December 31, 2009, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of outstanding negotiable obligations amounting to Ps.553 million (U.S.$146 million) (included in the figure above), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by holders representing at least a percentage that varies between 10 and 25% of the total principal of the outstanding obligations.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, on the part of any of our consolidated subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated. None of our debt or the debt of our consolidated subsidiaries is currently in default.

Credit rating

As of the date of this annual report, FITCH Ratings (FITCH)’s International Rating for our foreign currency denominated debt was BB-, and for our domestic currency denominated debt was BB. FITCH Argentina Calificadora de Riesgo S.A. (FITCH Argentina)’s National Rating is AAA for our Negotiable Obligation Programs. FITCH and FITCH Argentina have a stable outlook on all of our ratings.

Moody’s Investors Service’s has rated our domestic currency denominated debt Ba1 and maintains a stable outlook.

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

Guarantees provided

As of December 31, 2009, we had signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in amounts of approximately U.S.$10 million (U.S.$6.8 million as of June 24, 2010) and U.S.$17 million (U.S.$14.8 million as of June 24, 2010), respectively. The corresponding loans mature in 2011 and 2013, respectively.

Capital investments, expenditures and divestitures

Capital investements and expenditures

Capital investments in 2009 totaled approximately Ps.5,832 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2009, 2008 and 2007.

	2009		2008		2007
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	4,322	74	5,696	77	5,186	79
Refining and Marketing	1,177	20	1,013	14	898	14
Chemicals	155	3	148	2	143	2
Corporate and Other	178	3	511	7	314	5

Total	5,832	100%	7,368	100%	6,541	100%

We have budgeted approximately U.S.$2.1 billion in investments and capital expenditures for 2010, a significant portion of which will be dedicated to our exploration and production activities. During the period 2010-2012, we expect to make capital expenditures of around U.S.$7.2 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields.

We intend to finance planned capital expenditures through our internally-generated cash flows and, to the extent necessary, borrowings. For a detailed description of our principal current investment projects, see “Item 4. Information on the Company—Overview.”

Actual investments and capital expenditures may differ from the above estimates.

Capital divestitures

We have not made any significant divestitures in the past three years.

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet arrangements, as described in “—Liquidity and Capital Resources—Guarantees provided” and “—Liquidity and Capital Resources—Contractual obligations” above.

ITEM 6.	Directors, Senior Management and Employees

Board of Directors

Our business and affairs are managed by the Board of Directors in accordance with our by-laws and the Argentine Corporations Law No. 19,550 (the “Argentine Corporations Law”). Our by-laws provide for a Board of Directors of 11 to 21 members, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings and as long as they perform the duties of a director.

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary meeting held on April 28, 2009, our Board of Directors is composed of 17 directors and 13 alternates.

In accordance with our by-laws, the Argentine government, sole holder of Class A shares, is entitled to elect one director and one alternate. The current director representative of Class A shares was appointed to serve up to a one-year term.

Under the Argentine Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

Our by-laws require the Board of Directors to meet at least once every quarter in person or by video conference, and a majority of directors is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting, or call a meeting for another day. Resolutions must be adopted by a majority of the directors present, and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

The current members of our Board of Directors, the year in which they were appointed and the year their current term expires are as follows:

Name	Position	Age	Director Since	Term Expires
Antonio Brufau Niubo	Chairman and Director	62	2004	2011
Enrique Eskenazi	Vice-Chairman and Director	84	2008	2011
Sebastián Eskenazi	Executive Vice-Chairman, Chief Executive Officer (CEO) and Director	46	2008	2011
Antonio Gomis Sáez	Repsol Argentina General Director, Assistant Director to the CEO and Director	58	2007	2011
Aníbal Guillermo Belloni	Director	75	2008	2011
Mario Blejer	Director	61	2008	2011
Carlos Bruno	Director	61	2008	2011
Santiago Carnero*	Director	55	2008	2011
Carlos de la Vega	Director	69	1993	2011
Matías Eskenazi Storey	Assistant Director to the CEO and Director	42	2008	2011

Name	Position	Age	Director Since	Term Expires
Raúl Fortunato Cardoso Maycotte	Director	56	2008	2011
Salvador Font Estrany	Director	60	2008	2011
Federico Mañero	Director	53	2005	2011
Fernando Ramírez Mazarredo	Director	56	2008	2011
Luis Suárez de Lezo Mantilla	Director	58	2008	2011
Javier Monzón	Director	54	2005	2011
Mario Vázquez	Director	74	2008	2011
Alejandro Quiroga López	Alternate Director	47	2004	2011
Alfredo Pochintesta	Alternate Director and Commercial Executive Director	57	2008	2011
Rafael Lopez Revuelta	Alternate Director and Assistant Director to the Chief Operating Officer (COO)	60	2008	2011
Tomás García Blanco	Alternate Director and Upstream Executive Director	46	2008	2011
Fernando Dasso	Alternate Director and Director of Human Resources	44	2008	2011
Carlos Jiménez López	Alternate Director and Director of Management Control	53	2008	2011
Carlos Alfonsi	Alternate Director and Downstream Executive Director	49	2008	2011
Ángel Ramos Sánchez	Alternate Director and Director of Administration and Tax	53	2009	2011
Ezequiel Eskenazi Storey	Alternate Director	49	2008	2011
Mauro Renato José Dacomo	Alternate Director and General Counsel	46	2008	2011
Ignacio Cruz Moran	Alternate Director and COO	39	2008	2011
Eduardo Ángel Garrote	Alternate Director	58	2008	2011
To be appointed *	Alternate Director	—	—	—

*	Representing our Class A shares.

None of the members of the Board of Directors owns shares in YPF. Sebastián Eskenazi, Enrique Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey control Petersen Energía and PEISA (the “Petersen Group”), which own 15.46% of our capital stock, and aggregately hold an option to purchase up to an additional 10.0% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Pursuant to the shareholders’ agreement between Repsol YPF and Petersen Energía, the composition of our Board of Directors shall reflect a proportional representation of Repsol YPF’s and Petersen Energía’s interests in our capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” for a summary of certain material terms of the shareholders’ agreement on the composition of our board of directors and the appointment of directors and officers.

Directors’ outside business interests and experience

Antonio Brufau Niubo

Mr. Brufau Niubo graduated with an economics degree from the University of Barcelona. From 1999 to 2004, he acted as managing director for the La Caixa Group. He served as a member of the Repsol YPF Board of Directors from 1996 until becoming chairman and CEO of Repsol YPF in October 2004, a position he currently occupies. He was appointed chairman of Gas Natural group in July 1997 and is now vice chairman of the group. From July 2002 to July 2005, he served as chairman of Barcelona’s Círculo de Economía. Mr. Brufau has served on the boards of several other companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member of the Executive Committee of the International Chamber of Commerce.

Enrique Eskenazi

Mr. Eskenazi graduated with a chemical engineering degree from the Universidad Nacional del Litoral. Mr. Eskenazi has been Vice Chairman and Director of YPF since 2008. He is also the Co-Chief Executive Officer of Marviol S.R.L. and the President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Fundación Banco San Juan, Fundación Banco Santa Cruz, Fundación Nuevo Banco de Santa Fe, Fundación Nuevo Banco de Entre Ríos, Mantenimientos y Servicios S.A., Petersen, Thiele y Cruz S.A., Estacionamientos Buenos Aires S.A, Petersen Energía Pty. Ltd., Agro Franca S.A. and Fundación YPF. Mr. Eskenazi is the father of Messrs. Sebastián Eskenazi and Matías and Ezequiel Eskenazi Storey.

Sebastián Eskenazi

Mr. Eskenazi has been Executive Vice-Chairman, Chief Executive Officer and Director of YPF since March 2008. He is also Co-Chief Executive Officer of Marviol S.R.L. and President of Arroyo Lindo S.A. Mr. Eskenazi is Vice President of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), and Nuevo Banco de Santa Fe S.A. He is member of the Board of Directors of Petersen Energía Pty. Ltd., Petersen Energía S.A. (Spain) and Petersen Energía Inversora S.A. (Spain), and alternate director in Banco de San Juan S.A., Banco de Santa Cruz S.A., and Nuevo Banco de Entre Ríos. Mr. Eskenazi is the son of Mr. Enrique Eskenazi and brother of Messrs. Matías and Ezequiel Eskenazi Storey.

Antonio Gomis Sáez

Mr. Gomis Sáez graduated with a chemical engineering degree from the Complutense University of Madrid and a master’s in business administration from IESE Business School – University of Navarra in Spain. He began his career in 1974 at the Repsol YPF Petróleo refinery in Puertollano, Ciudad Real and later went to work at the International Energy Agency in Paris founded by the Organization for Economic Cooperation and Development (“OECD”). He served as advisor to the General Secretary of Energy and Mineral Resources at the Spanish Ministry of Energy. In 1986 he joined the Instituto Nacional de Hidrocarburos, where he was appointed managing director of international and institutional relations of Repsol YPF. From 1997 to 2000, he was general director of energy at the Spanish Ministry of Industry and Energy. From September 2000 to November 2004, he was corporate director of external relations, overseeing investor and media relations. In January 2005 he was appointed CEO of Repsol YPF Química and managing director of Repsol YPF’s Chemicals Europe and Rest of the World. In July 2007 he was appointed director of our company and in February 2010 he was appointed General Director Repsol Argentina, and Assistant Director to the CEO.

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

Matías Eskenazi Storey

Mr. Eskenazi Storey is Chief Executive Officer of Administradora San Juan S.R.L. He is President of November S.A. and Vice President of Comercial Latino S.A. and Nuevo Banco de Entre Ríos S.A. Mr. Storey is member of the Board of Directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Profertil S.A., Refinería del Norte S.A., Compañía Mega S.A., and vice-president of Petersen Energía S.A. (Spain) and Petersen Energía Inversora S.A. (Spain). He is also alternate director in Banco de San Juan S.A., Banco de Santa Cruz S.A., and Nuevo Banco de Santa Fe S.A. Mr. Eskenazi is the son of Mr. Enrique Eskenazi and the brother of Messrs. Sebastián Eskenazi and Ezequiel Eskenazi Storey.

Raúl Fortunato Cardoso Maycotte

Mr. Cardoso has a degree in Law from the Universidad Autónoma de México and a Masters Degree in International Relations from the Institute of Social Studies at The Hague. Mr. Cardoso began his professional career in the Mexican Ministry of Foreign Affairs and later at the Mexican Ministry of Finance, holding a variety of positions within the International Affairs Department with a focus on bilateral economic relations. In 1983, Mr. Cardoso commenced working for Pemex Internacional España, S.A. (Pemex) in its International Trade area. During his extensive career, Mr. Cardoso has held a number of positions in the Crude Oil division and at points in his career ran the P.M.I. (Pemex) Trading offices in both Madrid and London. From 2001 to 2003, Mr. Cardoso was stationed in Ankara as the Ambassador of Mexico to Turkey, Pakistan, Azerbaijan, Kazakhstan, Uzbekistan, Turkmenistan and Kirgizstan. After this assignment he returned to his position at Pemex. He is currently the Managing Director of Pemex Internacional España, S.A., based in Madrid, and represents that company on Repsol YPF, S.A.’s Board of Directors. He represents Mexico in a variety of international forums, including OPEC, the IEA, the OECD and the International Energy Forum. Mr. Cardoso is also a member of the Mexican delegation on various presidential and cabinet assignments.

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

Luis Suárez de Lezo Mantilla

Mr. Suárez de Lezo Mantilla received his degree in Law from the Universidad Complutense of Madrid and is a State Attorney (on leave) specializing in Commercial and Administrative Law. He was Director of Legal Affairs of CAMPSA, and has been in private legal practice, particularly in the energy industry. He is currently Director of Gas Natural SDG, S.A., YPF and Repsol-Gas Natural LNG, S.L., Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

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

Alejandro Quiroga López

Mr. Quiroga López graduated with a law degree from the University of Buenos Aires School of Law. Since 2001 and until February 2010 he has been our general counsel and Secretary of our Board of Directors. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of Cema. He was a member of the Executive Board of the University of Buenos Aires School of Law. He is also a graduate of the Wharton Advanced Management Program.

Alfredo Pochintesta

Mr. Pochintesta has received degrees in public accounting and administration from the University of Buenos Aires. Mr. Pochintesta worked as a planning and administration manager in Pluspetrol Energy S.A., planning manager in Petrosur S.A. and senior auditor at PriceWaterhouseCoopers. He worked for Astra for more than 18 years as CFO and since 1990 as head of the Gas and Electricity Division. Mr. Pochintesta joined YPF in 1999 when YPF merged with Astra. He was in charge of the LPG business for Latin America from 1999 to January 2005, when he was appointed marketing director. He also serves as director of a number of other companies. He is currently our Commercial Executive Director.

Rafael López Revuelta

Mr. López Revuelta graduated as a chemical engineer from the Complutense University of Madrid and earned a master’s degree in business administration from IESE, Madrid. He has been a director in different areas of Repsol YPF since 1988.

Tomás García Blanco

Mr. García Blanco graduated with a degree in mining engineering from Oviedo University, a certificate in petroleum engineering from Oil & Gas Consultants International in Tulsa, Oklahoma and an IMD Managing Corporate Resources degree from Laussane University. He has developed his Exploration and Production career internationally in Spain, the United States, Egypt, Libya, Venezuela and Argentina. Mr. García Blanco has held several positions in Repsol YPF, including field engineer, reservoir engineer, production engineer, development manager, production manager, operations manager, business unit manager, director of technical staff. He is currently our Upstream Executive Director.

Fernando Dasso

Mr. Dasso graduated with a labor relations degree from the University of Buenos Aires. In 1993, he joined our company and has held several positions within our company ever since. In 2006, he was appointed Director of Human Resources in the Exploration and Production business unit for Argentina, Bolivia and Brazil. Since June 2007, he has been our Director of Human Resources.

Carlos Jiménez López

Mr. Jiménez graduated with a degree in chemical engineering from the Complutense University of Madrid, Spain and received a master’s degree in business administration and financial management from the Polytechnic University of Madrid. In addition, he completed the Program of Management Development (Programa de Desarrollo Directivo) at the Institut Européen d’Administration des Affaires (INSEAD). Mr. Jiménez began his professional career as a Process and Startup Engineer in 1980 with a leading engineering and construction company, while also being employed as Professor at the Complutense University of Madrid. In 1986, he joined Petronor, S.A., part of the Repsol YPF group, as head of the Department of Technical Studies in the area of commercial planning and coordination. In 1999, he became Director of Refining in the area of strategic planning and development of Repsol YPF. During the period 2002 to 2004, he was Director of the Refining and Marketing business unit in Brazil. From 2004 to 2007, he was Technical Director of Refining and Logistics. In addition, Mr. Jiménez is a member of the boards of directors of Oiltanking-Ebytem S.A., Oldelval S.A. and OTA and OTC S.A. He is also the President of the Refinery Committee of ARPEL. Currently, Mr. Jimenez is our Director of Management Control.

Carlos Alfonsi

Mr. Carlos Alberto Alfonsi graduated with a chemistry degree from Universidad Tecnológica of Mendoza, Argentina, an IMD Managing Corporate Resources degree from Lausanne University and studied at the Massachusetts Institute of Technology. In 1987, he joined our company and has held several positions in our company and Repsol YPF, including operations manager, director of the La Plata refinery, operational planning director, trading and transport director for Latin America, refinery and marketing director in Peru, country manager for Peru, and R&M for Peru, Chile, Ecuador and Brazil. He is currently our Downstream Executive Director.

Ángel Ramos Sánchez

Mr. Ramos Sánchez received a degree in Economics and Business Studies from the Universidad Autónoma de Madrid. He has been a director in different areas of our financial department since 1992. Mr. Ramos Sánchez is currently our Director of Administration and Tax.

Ezequiel Eskenazi Storey

Mr. Eskenazi Storey serves as vice president of Agro Franca S.A. and Fundación YPF. He is also member of the board of directors of Petersen, Thiele y Cruz S.A. and Santa Sylvia S.A. and alternate member of the board of directors of Los Boulevares S.A. and Petersen Inversiones S.A. Mr. Eskenazi Storey is the son of Mr. Enrique Eskenazi and the brother of Mr. Sebastián Eskenazi and Mr. Matías Eskenazi Storey.

Mauro Renato José Dacomo

Mr. Dacomo graduated with a law degree from the University of Buenos Aires, and is Partner at ABD law firm. He is also President of Inwell S.A. and Los Boulevares S.A. Mr. Dacomo serves as General counsel to Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A. and Fundación Nuevo Banco de Entre Ríos S.A. He is an alternate member of the Board of Directors of Petersen Energía S.A. (Argentina), Arroyo Lindo S.A. and Nuevo Banco de Santa Fe S.A., and member of the Board of Directors of Inwell S.A. and Nuevo Banco de Entre Ríos S.A. Mr. Dacomo is also Director and Secretary of Petersen Energia S.A. (Spain). He is our General Counsel and Secretary of Board of Directors since February 2010.

Ignacio Cruz Moran

Mr. Moran has received degrees in public accounting from the University of Buenos Aires. He is an alternate member of the Board of Directors of Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Red Link S.A. and member of the Board of Directors of Banco de San Juan S.A., Nuevo Banco de Entre Ríos S.A., ACH S.A. and Petersen Energía S.A. (Spain). Mr. Moran is currently our Chief Operating Officer.

Eduardo Ángel Garrote

Mr. Garrote graduated with a degree in architecture from the University of Buenos Aires. He is a member of the Board of Directors of Nuevo Banco de Santa Fe S.A., and alternate member of the Board of Directors of Nuevo Banco de Entre Ríos S.A. Mr. Garrote also serves as General Manager of Petersen, Thiele y Cruz S.A.

Board practices

In accordance with the Argentine Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent business person. Directors are jointly and severally liable to us, our shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws, applicable regulations, or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined by reference to the performance of such duties as long as the director’s appointment and the determination of duties approved by a shareholders’ meeting is registered with the Superintendency of Corporations.

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

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or the courts. Any liability of a director to us terminates upon approval of the director’s actions by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws or other regulations.

The Audit Committee

The Transparency Decree (as defined in “Item 9. The Offer and Listing—Argentine Securities Market”) and Resolutions No. 400/02 and No. 402/02 of the CNV, require that Argentine public companies appoint an audit committee (comité de auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee. A majority of the members of the Audit Committee must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee” below.

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

Activities of the audit committee

The Audit Committee, which pursuant to its regulations meets as many times as needed and at least once every quarter, held 8 meetings between February 2009 and March 2010.

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

We have aligned the internal control system for financial reporting with the requirements established by Section 404 of the Sarbanes-Oxley Act, a process supervised by the Audit Committee. These regulations require that, along with the annual audit, a report must be presented from our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting, accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department. Our external auditor reported on our internal control system for financial reporting as of December 31, 2009.

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

As of December 31, 2009, and as a consequence of the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.R.L. as our external auditors of the financial statements for the year ending December 31, 2010. The shareholders at a meeting held on April 14, 2010 approved the designation of Deloitte & Co. S.R.L. as external auditors of the financial statements for the year ended December 31, 2010.

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

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

The Disclosure Committee is composed of certain of our executive officers, some of whom are also members of our Board of Directors.

The Disclosure Committee is currently composed of the following people:

Name	Position
Sebastián Eskenazi	Chief Executive Officer
Antonio Gomis Sáez	General Director Repsol Argentina
Ignacio Cruz Moran	Chief Operating Officer
Rafael López Revuelta	Assistant Director to the COO
Guillermo Reda	Chief Financial Officer
Mauro Renato José Dacomo	General Counsel and Secretary of the Disclosure Committee
Tomás García Blanco	Upstream Executive Director
Alfredo Pochintesta	Commercial Executive Director
Carlos Alfonsi	Downstream Executive Director
Matías Eskenazi Storey(1)	Director of Industrial Subsidiaries
Carlos Jiménez	Director of Management Control
Ángel Ramos Sánchez	Director of Administration and Tax
Sergio Resumil	Director of Communication
Fernando Dasso	Director of Human Resources
Juan Carlos Miranda	Media Director
Rubén Marasca	Director of Internal Audit
Aquiles Rattia	Director of Reserves Control
Juan Bautista Ordoñez	Director of Institutional Affairs

(1)	A Director of Industrial Subsidiaries has not yet been appointed. As Assistant Director to the CEO, Matías Eskenazi Storey is in charge of the Direction of Industrial Subsidiaries.

Guillermo Reda is the President of the Disclosure Committee. Mr. Reda has received degrees in public accounting from the University of Rosario. He has worked as the Money Desk Manager of Nuevo Banco de Santa Fe S.A. and served as our financial manager until February 2010. Mr. Reda is currently our Chief Financial Officer.

Executive Officers

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, is elected by the Board of Directors to serve for a two-year term, but not to exceed his term as director. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

Share Ownership of Executive Officers

None of our executive officers owned any of our shares or held vested options to purchase YPF stock as of May 4, 2010.

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

Separate meetings for non-management directors

In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Argentine law, this practice is not required and as such, the independent directors on our Board of Directors do not meet outside of the presence of the other directors, except for the meetings of the Audit Committee, the members of which are independent directors.

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

For the period ended December 31, 2009 the aggregate compensation accrued or paid to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps.59.7 million.

During 2009, YPF’s performance-based compensation programs included a bonus plan for approximately 5,000 employees. This bonus plan provides for cash to be paid to its participants based on a measurable and specific set of objectives under Repsol YPF’s Management by Objectives program and the results of the review of individual performance. All of the participants are non-unionized YPF employees. The participation of each eligible employee in the bonus plan ranges from 15% to 55% of such employee’s annual base salary. Bonus percentages are fixed by the president of Repsol YPF with the approval of Repsol YPF’s Compensation Committee at the beginning of each calendar year. The total amount of bonuses awarded under the bonus plan cannot exceed 90% of the individual maximum participation and will be linked to Repsol YPF’s net cash flow.

The amount set aside or accrued by YPF to provide pension, retirement or similar benefits to members of its Board of Directors or officers with executive responsibilities amounted to a total of Ps.5.6 million in 2009.

YPF’s directors do not have any service contracts with YPF.

Supervisory Committee

The Supervisory Committee is responsible for overseeing compliance by the management and the Board of Directors with the Argentine Corporations Law, the by-laws and regulations (if any), and shareholders’ resolutions. The functions of the Supervisory Committee include, among others, attending all meetings of the Board of Directors, preparing a report of the financial statements for our shareholders, attending shareholders’ meetings and providing information upon request to holders of at least 2% of our capital stock.

The by-laws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” For the year 2009, the aggregate compensation paid to the members of the Supervisory Committee was Ps.1.58 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Silvana Rosa Lagrosa	A	52	2007	2011
Juan A. Gelly y Obes	D	54	2005	2011
Israel Lipsich	D	85	2008	2011
Santiago C. Lazzati	D	72	2005	2011
Carlos María Tombeur	D	55	2008	2011
Gustavo Adolfo Mazzoni	A	58	2010	2011
Arturo F. Alonso Peña	D	59	2007	2011
Oscar Oroná	D	62	2008	2011
Edgardo A. Sanguineti	D	59	2008	2011
Rubén Laizerowitch	D	56	2008	2011

Silvana Rosa Lagrosa

Mrs. Lagrosa graduated as a certified public accountant from the University of Buenos Aires. She has been a member of the National General Audit Office (Sindicatura General de la Nación (SIGEN)) since 2000, for which she acts as statutory auditor of our company, Aerolíneas Argentinas S.A., Austral S.A. and Lotería Nacional S.E.

Juan A. Gelly y Obes

Mr. Gelly y Obes graduated as a certified public accountant from the Belgrano University of Buenos Aires. He is a partner of the consulting firm Gelly y Obes & Asociados-Accountants, and he is a consulting accountant in legal matters to the board of directors of the Argentine Republic Central Bank. Previously, Mr. Gelly y Obes was a member of the statutory audit committees of Aerolíneas Argentinas S.A. and Agritech Inversora S.A.

Israel Lipsich

Mr. Lipsich graduated as a certified public accountant from the University of Buenos Aires. He is currently a member of the Supervisory Committee of Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen, Thiele y Cruz S.A., Santa Sylvia S.A., Turfmax S.A., Petersen Inversiones S.A. and Serra Lima S.A.

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

Gustavo Adolfo Mazzoni

Mr. Mazzoni graduated as a certified public accountant from the University of Buenos Aires. He is a member of the National General Audit Office (Sindicatura General de la Nación (SIGEN)) and acts as statutory auditor of our company, Emprendimientos Energéticos Binacionales S.A. (EBISA), Gas Natural Ban, ARSAT and RTA. He is also an assessor of the National General Auditor.

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

Oscar Alberto Oroná

Mr. Oroná graduated with a law degree from the Belgrano University of Buenos Aires in 1975. He is a Consultant Lawyer of Cassagne Abogados Law Firm. In 1991 Mr. Oroná completed the Petroleum Management Certificate Program in Boston, Massachusetts. He previously served as a member of the Board of Directors of Astra Compañía Argentina de Petróleo S.A., Terminal Marítima Patagónica S.A., Pluspetrol Energy S.A., Central Dock Sud S.A., Inversora Dock Sud S.A., Empresa Petrolera Andina S.A. (Bolivia), Apex Petroleum Inc., Gas Argentino S.A., Metrogas S.A., Petroken Petroquimica Ensenada S.A. and Empresa de Distribución Eléctrica de Entre Ríos S.A. Mr. Oroná was also the Second Vice President of the Cámara de Sociedades Anónimas and President of the Legal Committee of the Cámara de la Industria del Petróleo and of San Isidro Golf Club S.A. He is a member of the Supervisory Committee of Oleoductos del Valle S.A. and Metrogas S.A., as well as the Colegio de Abogados de Buenos Aires, the American Bar Association, the Asociación de Derecho de la Energía, the Instituto Argentino del Petróleo y Gas (IAPG) and the Association of International Petroleum Negotiators (AIPN).

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

Rubén Laizerowitch

Rubén Laizerowitch received his law degree at the University of Buenos Aires. He is an alternate member of Board of Directors of Petersen, Thiele y Cruz S.A., Estacionamientos Buenos Aires S.A. Mantenimientos y Servicios S.A., and INWELL S.A., and is a member of Supervisory Committee of Nuevo Banco de Santa Fe S.A., Banco de San Juan S.A., and Nuevo Banco de Entre Ríos S.A. He is also an alternate member of the Supervisory Committee of Banco Santa Cruz S.A.

Employee Matters

As of December 31, 2009, we had 12,140 employees, including 6,158 employees of the Refining and Marketing business segment, 2,277 employees of the Exploration and Production business segment, and 564 employees of the Chemicals business segment.

Approximately 42% of our employees are represented by the labor union “Federación Sindicatos Unidos Petroleros e Hidrocarburíferos” (SUPeH) that negotiates with us labor agreements and salaries which apply to YPF and OPESSA unionized employees. The SUPeH is permanently negotiating with us, and we maintain a good level of communication. In general, labor unions related to the petrochemical industry aligned with general wage increases given by the General Unions Confederation (Confederación General del Trabajo or “CGT”).

At the end of 2006, we began new negotiations with the SUPeH, that resulted in our extending our agreements with such unions until the end of 2010. The negotiations involved the economic and social conditions for employees of ours and of third parties that are addressed in the labor agreement. We consider our current relations with our workforce to be generally good.

In addition, labor conditions and salaries of third-party employees working with YPF and OPESSA in refineries, oil fields and gas stations, are negotiated with sixteen other unions.

As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws which amounted to Ps.686 million. A substantial majority of lawsuits which were originated as a consequence of said restructuring process have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal and various job-related illnesses, injuries, typically seeking unspecified relief.

As of December 31, 2009, YPF was a party in approximately 1,681 labor lawsuits which relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and character of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

Maxus (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all its full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. This company has other noncontributory pension plans for executive officers, selected key employees and former employees of the Maxus group. The Maxus Energy Corporation career average pension plan was frozen effective March 1, 2007. The Maxus Energy Corporation savings plan was amended effective March 1, 2007 to include a non-elective component, through which the plan’s sponsor contributes 7.5% of the employees’ annual base salary. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employees’ years of service. During March 2008, YPF Holdings purchased a group annuity contract from an insurance company to settle the liability associated with the benefits under certain of Maxus’ defined benefits plans, with a one-time premium payment of U.S.$115 million. The assumption by the insurance company of liability under the plans was effective on March 20, 2008, the date the premium was paid by YPF Holdings.

As of December 31, 2009 there were also approximately 30,415 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2009.

Employees by Business Units
Exploration and Production	2,277
Refining and Marketing	6,158
Chemicals	564
Corporate and Other(1)	3,141

Total YPF	12,140

(1)	Includes 2,104 employees of A-Evangelista S.A.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location
Argentina(1)	12,120
United States	20

Total YPF	12,140

(1)	Includes 2,104 employees of A-Evangelista S.A.

ITEM 7.	Major Shareholders and Related Party Transactions

The following table sets forth information relating to the beneficial ownership of our shares as of the date of this annual report.

	Number of shares	(%)
Repsol YPF(1)	330,551,981	84.04%
Petersen Group(2)	60,813,798	15.46%
Public(3)	1,895,204	0.48%
Argentine federal and provincial governments(4)	11,388	<0.01%
Employee fund(5)	40,422	0.01%

(1)	Share ownership amounts and percentages do not reflect the remaining option granted by Repsol YPF to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them, to purchase up to an additional 10% of our capital stock pursuant to the Second Petersen Option described in further detail below. See “—Option Agreements”.
(2)	Corresponds to Petersen Energía (14.90%) and PEISA (0.56%).
(3)	According to data provided by The Bank of New York Mellon, as of April 30, 2010 there were approximately 230.8 million ADSs outstanding and approximately 83 holders of record of ADSs. Such ADSs represented approximately 58.7% of the total number of issued and outstanding Class D shares as of that date. Repsol YPF (including its other subsidiaries) and Petersen Group were the largest holders of our ADSs.
(4)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively.
(5)	Reflects the ownership of 65,949 Class C shares.

The following are summaries of certain material terms of the agreements entered into by Repsol YPF, Petersen Energía and certain of their respective affiliates in connection with the Petersen Transaction and the Petersen Options (as defined below), as described in Repsol YPF’s public filings.

Share Purchase Agreement and Related Financing Agreements

Pursuant to the share purchase agreement entered into by Petersen Energía and Repsol YPF in 2008, Petersen Energía purchased 58,603,606 ADSs, representing 14.9% of our outstanding capital stock, from Repsol YPF for a total purchase price of U.S.$2,235 million, or U.S.$38.13758 per ADS (the “Petersen Transaction”). Petersen Energía’s purchase of our securities was financed by the drawdown of U.S.$1,026 million under a senior secured term loan facility provided by certain financial institutions, borrowing of U.S.$1,015 million under a seller credit agreement entered into with Repsol YPF and equity provided by Petersen Energía’s shareholders. The seller credit agreement matures on February 21, 2018. Principal payments are required to be made at certain periodic intervals commencing in 2013 until the maturity date. The loan under the seller credit agreement bears interest at 8.12% per year until May 15, 2013, and thereafter at 7.0% per year, and contains other customary terms and provisions.

Securities purchased by Petersen Energía are pledged as collateral under the senior secured term loan facility and the seller credit agreement. The seller credit agreement is subordinated to the senior secured term loan facility.

Option Agreeme nts

Repsol YPF granted certain affiliates of Petersen Energía, an option to purchase the number of Class D shares or ADSs amounting to 0.1% of our capital stock, pursuant to the first option agreement (which was exercised in May 2008) (the “First Petersen Option”), and an option to purchase an additional number of Class D shares or ADSs amounting to 10.0% of our capital stock (collectively, the “Option Shares”), pursuant to the second option agreement, subject to certain terms and conditions (the “Second Petersen Option” and, together with the First Petersen Option, the “Petersen Options”). The Second Petersen Option expires on February 21, 2012. The exercise price per Option Share shall be determined in accordance with the following formula: (i) U.S.$15 billion multiplied by the consumer price index published monthly by the United States Bureau of Labor Statistics for the period from the date of the option agreements through the exercise date, (ii) plus or minus our accumulated results from the date of the option agreements through the exercise date (with certain adjustments for taxes paid), determined based on our financial statements for the fiscal years ending after the date of the option agreements, (iii) minus dividends paid from the date of the option agreements through the exercise date, (iv) plus or minus any changes in our share capital, (v) divided by the number of shares outstanding on the exercise date.

The beneficiaries of the Second Petersen Option may exercise their purchase rights on one or more occasions during the exercise period of such second option agreement.

Subject to certain terms and conditions contained in the Petersen Options, Repsol YPF has agreed to provide financing of up to 48% of the exercise price required to be paid for the Option Shares purchased by certain members of the Eskenazi family pursuant to the Petersen Options. Repsol YPF had also agreed to finance or guarantee the financing of up to 100% of the price that the members of the Eskenazi family would be required to pay to purchase shares from other shareholders through a mandatory tender offer as a result of Petersen Energía and its affiliates, including certain members of the Eskenazi family, acquiring an interest in our capital stock of more than 15%. This commitment is limited to a maximum amount equivalent to the price necessary to purchase Class D shares or ADSs equal to 0.9% of our capital stock, which corresponds to the percentage of shares that were not owned by Repsol YPF prior to the Petersen Transaction.

The beneficiaries of the Petersen Options agreed that, if they exercise the Second Peterson Option, they will not transfer for a period of five years the 10% of our outstanding capital stock that is subject to the second option agreement, but have not made such an agreement as to the 0.1% of our capital stock that was acquired pursuant to the First Peterson Option.

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

Voting at Shareholders’ Meetings

Repsol YPF and Petersen Energía have agreed to discuss and reach agreement on their voting with respect to proposals presented at shareholders’ meetings involving certain matters, including certain increases or any reductions in our capital (except reductions that are legally required), the merger, divestiture or dissolution of our company or certain of our subsidiaries, the divestiture of material assets of our company or certain of our subsidiaries, the modification of our by-laws, and the designation or removal of our external auditors, among other matters. In the event that Repsol YPF and Petersen Energía cannot reach an agreement on any of these matters, they have agreed to vote against such matters.

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

Tag-Along Rights, Right to Participate in Public Offering and Right of First Refusal

If Petersen Energía has repaid the senior secured term loan facility in full, when Repsol YPF sells more than 5% of our outstanding capital stock, Petersen Energía shall have a pro rata tag-along right with respect to such sale by Repsol YPF. Petersen Energía also has a right to participate, on a pro rata basis, in any public offering of our outstanding capital stock conducted by Repsol YPF.

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

Dividends

Repsol YPF and Petersen Energía have agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute an additional dividend of U.S.$850 million, which was paid jointly with the ordinary dividends in 2008 and 2009.

Tender Offer by Petersen Energía

Repsol YPF agreed not to participate in the tender offer for our shares that Petersen Energía or its affiliates were required to make when they acquired 15% or more of our outstanding capital stock (as a result of its exercise of one of the Petersen Options, or otherwise).

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

In the event that we fail to keep a continuously effective resale shelf registration statement and an acceleration of the senior secured term loan facility following an occurrence and continuation of an event of default under such facility occurs, we are required to pay certain specified damages to the holders of the securities required to be registered. The registration rights agreement provides that the selling shareholders and us will indemnify each other and their and our respective directors, officers, agents, employees and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. In addition, Repsol YPF and Petersen Energía PTY Ltd., the parent holding company of Petersen Energía, S.A., have agreed in a separate agreement to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreement (excluding losses resulting from a final judgment determining the existence of a material misstatement or omission of fact contained in our resale shelf registration statement or a prospectus included therein, or a settlement based on such claims). Repsol YPF or Petersen Energía S.A. will pay all of our expenses incidental to the registration, offering and sale of the ADSs to the public (subject to the caps and limitations set forth in the registration rights agreement), and each selling shareholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

We have also entered into a separate registration rights agreement with respect to the Option Shares, with terms and conditions that are substantially similar to those contained in the registration rights agreement entered into with respect to the ADSs sold in the Petersen Transaction.

Related Party Transactions

All material transactions and balances with related parties are set forth in Note 7 to the Audited Consolidated Financial Statements. The principal such transactions were our sales of refined and other products to certain affiliates (which amounted to Ps.1,378 million in 2009), and our purchase of petroleum and other products that we do not produce ourselves from certain affiliates (which amounted to Ps.446 million in 2009). The prices of the transactions with related parties approximate the amounts charged by and/or to us by unrelated third parties.

In addition, Repsol YPF and Petersen Energía PTY Ltd., the parent holding company of Petersen Energía, have agreed to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreements we have entered into in connection with the Petersen Transaction (excluding losses resulting from a final judgment determining the existence of a material misstatement or omission of fact contained in our resale shelf registration statement or a prospectus included therein, or a settlement based on such claims). Repsol YPF or Petersen Energía will pay all of our expenses incidental to the registration, offering and sale of the securities registered hereby to the public. See “—Registration Rights and Related Agreements.”

For an organizational chart showing our organizational structure, including our interests in our principal affiliates, see “Item 4. Information on the Company—Overview.”

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

Financial Statements

See Item 18 for our Audited Consolidated Financial Statements.

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

Reserved, probable contingencies

Reserves totaling Ps.1,769 million, Ps.1,821 million, and Ps.1,898 million as of December 31, 2009, 2008 and 2007, respectively, have been established to provide for contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims reserved are described in the following paragraphs.

CNDC anti-competitive activity disputes. On March 22, 1999, we were notified of Resolution No. 189/99 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on us of Ps.109 million, stated Argentine pesos as of that date, based on the interpretation that we had purportedly abused our dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine, and we made the claimed payment. Additionally, Resolution No. 189/99 provided for the commencement of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged us with abuse of dominant market position during this period. On January 20, 2004, we answered the notification by (i) claiming the application of the statutes of limitations and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and prejudgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, we believe that our defense based on the statute of limitations is solid. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, we believe that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). We filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations without deciding in advance on the statute of limitations defense claimed by us; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic Matters sustained the appeal filed by us on the grounds of lack of majority of the CNDC in passing the objected resolution. On August 31, 2004, we appealed the resolution passed by the CNDC that rejected our statute of limitations defense. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters, which subsequently referred the proceeding to Chamber B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that we shall produce during this proceeding. During August and September 2007, hearings involving the testimony of witnesses proposed by us took place. On August 12, 2008, Chamber B of the National Court of Appeals in Criminal Economic Matters rejected our statute of limitations argument. We have appealed this decision. Upon Chamber B’s confirmation of the CNDC’s resolution, YPF filed a cassation and an extraordinary appeal on the basis that the CNDC bases its arguments on Law No. 22,262, while Chamber B relies on the application of Law No. 25,156. Chamber B of the National Court of Appeals in Criminal Economic Matters rejected both appeals. YPF has consequently presented two complaint appeals: one against the rejection of the cassation appeal (rejected on December 18, 2008) and another against the rejection of the extraordinary appeal (rejected on February 17, 2009). Both appeals are under evaluation. Regarding the administrative proceedings before the CNDC, the evidence production period has ended. Additionally, on November 25, 2009, we presented our closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected our cassation appeal against Chamber B of the National Court of Appeals in Criminal Economic Matters’ decision. The extraordinary appeal is still pending before the Supreme Court. Furthermore, on December 21, 2009, YPF filed another claim concerning the statute of limitations before the CNDC. On April 19, 2010 the CNDC rejected this claim and YPF appealed such decision.

Despite our arguments, the mentioned circumstances make evident that, preliminarily, the CNDC denies the defenses filed by us and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999.

Alleged defaults under natural gas supply contracts. Since 2004, the Argentine Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, imposed direct volume limitations on natural gas exports in different ways. As a result of these measures, from 2004 to the present, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers.

We appealed these measures, but, pending favorable final resolution of such appeals, we have been obliged to comply in order to avoid greater losses to us and our export customers that could be occasioned by the revocation of our export permits or other penalties. We informed our natural gas export customers of our position that these governmental measures constitute an event of force majeure that releases us from any contractual or extra-contractual liability deriving from the failure to deliver the agreed upon volumes of gas. Some of our customers have rejected our position and have sought damages and/or penalties for breach of supply commitments under a contractual “deliver or pay” clause, which claims have been rejected by us.

We have been in pre-arbitral settlement discussions with Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., which have sought damages from us under the “deliver-or-pay” clause. These companies have claimed damages through November 2006 in a total amount of approximately U.S.$41 million and, from December 2006 through September 2007, for an additional total amount of U.S.$52 million. We have opposed such claims. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration proceedings. Although such period is overdue, YPF has not been notified of the initiation of the arbitration proceedings.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (AESU) claimed damages in a total amount of U.S.$28.1 million for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of U.S.$2.7 million for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. We have contested both of these claims. Both parties have suspended the fulfillment of their obligations under the contract. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF’s obligations. YPF has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU’s obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, AESU notified YPF that it was terminating the contract. See “—Arbitration with AES Uruguaiana Emprendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. One of the parties to these contracts initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings, did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned lawsuit. In the opinion of our management, this matter will not have a material adverse effect on our results of operations.

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

On December 27, 2002, a group of 264 claimants who resided near the La Plata refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata refinery. The amount claimed is approximately Ps.72 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343, and 126 neighbors, respectively. The first group has made a claim for compensation of approximately Ps.22 million, the second group has made a claim for compensation of approximately Ps.60 million and the third one has made a claim of approximately Ps.21.5 million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

Quilmes claims. We have been notified of 34 judicial claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the La Plata – Dock Sud pipeline, which occurred in 1988 as third parties damaged and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales. One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps.47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have answered the complaint requesting its rejection and impleading the Argentine government. We have also notified the Argentine government of the existence of this claim and that we plan to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by Law No. 24,145. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. There are 33 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps.16.7 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. As of the date of this annual report, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

Tax claims. We have received several claims from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”) and from the provincial and municipal fiscal authorities, which are not individually significant, and which have been reserved based on the best information available as of the date of the issuance of this annual report.

Pluspetrol Energy S.A. contractual obligations. Pluspetrol and Gas Atacama Generación S.A. (“Gas Atacama”), had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, on March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which the natural gas export tax withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy of its intention to terminate the aforementioned agreement. As a result, the parties initiated discussions concerning the new regulatory framework, and reached a new agreement pursuant to which Pluspetrol shall compensate Gas Atacama for non-delivered volumes. The compensation amounts to U.S.$5.8 million per year (U.S.$2.6 million considering YPF’s interest in Pluspetrol), from 2008 until 2014.

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

Noroeste basin reserves review. The effectiveness after certain specific dates of natural gas export authorizations (related to production in the Noroeste basin) granted to us pursuant to Resolution S.E. Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Argentine Secretariat of Energy, is subject to an analysis by the Argentine Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by us in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for us. We have submitted to the Argentine Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación S.A., Empresa Eléctrica del Norte Grande S.A. and Electroandina S.A. (collectively, the “Clients”), involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively. We have not yet received a response from the Argentine Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the technical sector of the Argentine Secretariat of Energy addressed this file and concluded, without resolving the question that we have not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that we did not act as a prudent and diligent operator and/or did not have sufficient reserves, we could be responsible for the damages that this situation causes to the Clients.

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. The plaintiffs are claiming economic compensation in an undetermined amount and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act, the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal from YPF. Notwithstanding the above, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. See “—YPF Holdings.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was notified, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145 and Decree 546/1993. On February 23, 2009, the Argentine Supreme Court ordered that certain provinces, the Argentine government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until the impleaded parties appear before the court.

Dock Sud claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.,” a lawsuit before the Argentine Supreme Court, in which the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage to the Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Argentine Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and the Federal Environmental Council submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. The National State as well as the Province and City of Buenos Aires will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). Additionally, the Argentine Supreme Court declared that it will determine whether and how much liability is to be borne by the parties involved; (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages” in which the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

La Plata refinery environmental claims. On June 6, 2007, we were served with a complaint in which nine residents of the vicinity of the La Plata refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of approximately Ps.51.5 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiffs, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to Law 24,145. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Additionally, we believe that any contamination that may exist could be attributable to numerous sources, including dumping of refuse over many years by other industrial facilities and by ships.

Additionally, we are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most of the damages that do not overlap with the aforementioned claims may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF International S.A. (“EDF”). In 2002 EDF initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce (“ICC”) against Endesa Internacional S.A. and YPF. EDF sought a payment of U.S.$69 million from YPF, which was subsequently increased to U.S.$103 million plus interests, based on dubious reasons, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed that it was entitled to an adjustment in the purchase price it paid under the stock purchase agreement, pursuant to which such price would be reviewed upon the occurrence of changes in the exchange rate of the Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued a final arbitral award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the final arbitral award imposed on YPF the payment of U.S.$28.9 million plus interests and judicial expenses. YPF and EDF challenged the arbitral decision before the Argentine justice and on April 22, 2008, the Court of Appeals on Commercial Matters declared that the appeal filed by YPF has suspension effects on the arbitral decision. Nevertheless, EDF sought the enforcement of the arbitral decision before the District Court of the State of Delaware, United States. The mentioned enforcement was rejected by the First Instance Court.

However, the U.S. Court of Appeals partially overturned such decision and ordered that proceedings be suspended until the appeals for annulment filed in Argentina have concluded, as YPF had requested. In addition, YPF has been notified of an action filed by EDF in Paris, France, also seeking enforcement of the award. On December 9, 2009, the Court of Appeals on Commercial Matters handed down a judgment on the parties’ appeals in which it annulled the arbitration decision that condemned Endesa Internacional S.A. and YPF to pay compensation for damages to EDF. It likewise annulled the decision which condemned EDF to pay compensation to Endesa Internacional S.A. and YPF. On February 8, 2010, YPF was notified that EDF has filed an extraordinary appeal against the aforementioned court’s judgment. The Supreme Court has rejected EDF’s extraordinary appeal and, consequently, EDF has presented a complaint appeal. In light of the above, our management has reassesed as possible the outcome of this claim, and consequently we have recorded a recovery under the item “Other income/(expense), net” in our income statement for the year ended December 31, 2009.

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

The Hydrocarbons Law grants the concessionaire and/or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof. Accordingly, on May 29, 2008, we filed a request for nullification of Resolution 433/08, since this resolution failed to grant us this right. Additionally, on June 13, 2008, we submitted a response denying the charges against us and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, we filed a writ requesting the production of certain evidence and the appointment of our technical expert. As of the date of this report, we have argued certain aspects related to the production of evidence. On May 12, 2009, we were notified of the issuance of Resolution No. 31/09 dated March 13, 2009 by the Ministry of Production, Hydrocarbon Department of the Río Negro Province, which ordered an extension of the evidence production period in this case. On December 1, 2009, we presented the requested documentary evidence, while stating that the resolution of our claims related to certain aspects related to the production of evidence are still pending.

Claims related to the gas market and others. In addition to the claims described under “—Alleged defaults under natural gas supply contracts”, we are involved in the following proceedings also related to the restrictions imposed by the Argentine government in the natural gas market:

•

Arbitration with Transportadora de Gas del Mercosur S.A. (TGM). YPF was notified by the International Chamber of Commerce (ICC) of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments in an approximate amount of U.S.$10 million, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF, AESU and Companhia de Gás do Estado do Río Grande do Sul (Sulgás), referred below. See “—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract, based on its termination rights upon the termination by AESU and Sulgás of the natural gas export contract discussed below.

On July 10, 2009, TGM increased the amount of its claim to approximately U.S.$17.3 million and claimed an additional amount of approximately U.S.$366.4 million for lost profits, a claim for which we believe YPF should not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted. On April 20, 2010, the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgás is solved.

On April 6, 2009, YPF registered a request for arbitration at the ICC against TGM, AESU and Sulgás, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract with AESU and Sulgás by such parties. On the same date, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás. See “—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM),” below. YPF has requested that the three proceedings be combined.

•

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

•

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

In addition, we are subject to other claims before the CNDC which are related to alleged price discrimination in the sale of fuels. Our management, based on the evidence available to date and upon the opinion of our external counsel, has considered them to be possible contingencies.

•

Users and Consumers’ Association claim. The Users and Consumers’ Association (Unión de Usuarios y Consumidores) claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps.91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps.304 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitation had already elapsed. A ruling is pending on the applicability of the statute of limitations. Notwithstanding the above, the evidence production period commenced on August 6, 2009.

•

Alleged defaults under natural gas contracts – Mega. Mega has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Consequently, we believe that we are not liable for such natural gas delivery deficiencies pursuant to the doctrine of “force majeure”.

Non-reserved, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to us, and requested explanations under Art. 29 of the Antitrust Protection Law. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. On September 2, 2008, the CNDC issued Note No. 1131/08 requesting information in relation to the prices in the internal and external markets corresponding to the years 2000-2008. On October 7, 2008, we presented the information. On December 10, 2008, the CNDC requested us to file the LPG export contracts signed during the years 2001-2004 as well as to explain the evolution of the prices in the internal and external markets of propane and butane during the March to December period in the years 2001-2004. On December 16, 2008, we presented the requested information. Having filed the requested information, we have become aware that the CNDC has issued an opinion suggesting that the proceedings be dismissed. However, the matter is still pending before the Secretary of Domestic Commerce.

Pursuant to the provisions of Resolution No. 189/99, referred to above, certain third parties have claimed compensation for alleged damages suffered by them as a consequence of our sanctioned conduct. We have denied these claims and presented our defenses.

Other export tax disputes. Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. In December 2008, the Customs General Administration of Neuquén rejected our arguments and issued a resolution against us. We will appeal before the National Fiscal Court. Although our management, based on the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Mendoza royalties dispute. Following certain claims from the province of Mendoza that the international market price be used in the calculation of royalties relating to internal market transactions based on its interpretation of Section 6 of Law No. 25,561, we commenced an administrative proceeding. Our request is currently pending. Additionally, YPF filed a declaratory action with the Argentine Supreme Court, with application for an injunction to declare unconstitutional the interpretation that the province of Mendoza applies to Section 6 of Law No. 25,561. On April 7, 2009, we were notified that the Argentine Supreme Court declared itself competent to hear the case brought by YPF, and issued a preliminary injunction to restrain the province of Mendoza from applying the international market price in calculating the royalties payable by YPF. The final resolution of this case is still pending.

Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM). On April 6, 2009, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás claiming damages in an amount of approximately U.S.$1,052 million, which includes damages for the matter described above with respect to AESU, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. See “—Alleged defaults under natural gas supply contracts” above. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. Furthermore, on April 6, 2009, YPF registered a request for arbitration against AESU, Sulgás and TGM at the ICC seeking a declaration from the arbitral tribunal that, among other things, AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract. See “—Arbitration with Transportadora de Gas del Mercosur S.A. (TGM).”

The Arbitration Tribunal has been constituted in both arbitration proceedings. However, on December 30, 2009, YPF opposed to the designation of the president of both Arbitral Tribunals. The president of these Arbitral Tribunals resigned on February 12, 2010 and a new president was appointed. YPF opposed to the designation of the new president of both Arbitral Tribunals on May 26, 2010. The president of these Arbitral Tribunals resigned on June 10, 2010 and a new president is to be appointed.

Proceedings related to foreign currency proceeds. On December 9, 2002, we filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and byproducts, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/01. On December 9, 2002, a federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with our access to and use of 70% of the foreign exchange proceeds from our hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, we expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this decree. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency”. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeals’ decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency prior to the issuance of Decree No. 2,703/02.

On October 12, 2007, we were notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and the failure to repatriate the remaining 70%, in connection with some hydrocarbon export transactions made in 2002 (during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02). Nevertheless, a final and unchallenged judicial judgment issued by a First Instance Court in Criminal Economic Matters in a similar administrative summary proceeding against a different company for alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on well-founded arguments that were not challenged by the prosecutor. In addition, the Office of the General Prosecutor of Argentina has issued an opinion in a similar administrative summary proceeding involving another oil company stating that no criminal law violations existed in that case due to the lack of willful misconduct and the existence of differing regulations that created uncertainty as to the scope of certain obligations, and stating that the proceeding should be dismissed. On April 30, 2009, in similar administrative proceedings involving another oil company, the National Administrative Court of Appeals resolved the matter in favor of that company, on the basis that the free disposal regime of up to 70% of export proceeds was in force during 2002, upon the publication of Decree No. 1638/01 on December 12, 2001. Extraordinary appeals filed by the Argentine government and the Central Bank have been rejected. Consequently, YPF considers that the administrative summary proceeding against YPF is unlikely to be successful.

Additional information

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

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States”.

As of December 31, 2009, YPF Holdings’ reserves for environmental and other contingencies totaled approximately Ps.531 million. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of December 31, 2009, YPF Holdings has reserved approximately Ps.53 million in connection with such activities.

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

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River described above. The development of this Plan was estimated by the DEP to cost approximately U.S.$2.3 million. The DEP has advised the recipients that they are not required to respond to the directive until otherwise notified. Also in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. See “—Argentina—New Jersey Claims.”

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did a number of other interested parties. A revised remedy proposal is expected to be issued during the first quarter of 2011. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees (“Trustees”), sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined the NOAA’s request, citing concerns with matters such as the FFS. In January 2008, the NOAA sent a letter to us, YPF Holdings, CLH Holdings Inc. and other entities designating each as a potentially responsible party (“PRP”), all of which have denied being a PRP. In November 2008, Occidental and Tierra entered into an agreement with the Trustees to fund a portion of the Trustees’ past costs and conduct certain assessment activities during 2009. A group of approximately 20 other parties has also entered into a similar agreement with the Trustees. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which will encompass the removal of 40,000 cubic yards, is scheduled to begin in 2010 and is expected to be completed approximately nine months later. The first phase of clean up is estimated to cost approximately U.S.$44.7 million. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the AOC, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work through a trust fund. As of the date of this report, U.S.$22 million has been contributed to the fund; an additional U.S.$10 million must be contributed every six months until a total of U.S.$80 million has been deposited into the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. During the removal work, certain contaminants not produced by the former Chemicals plant, such as PCBs and mercury, will be removed along with dioxin. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RIFS addressing the lower 17-mile portion of the Passaic River, and the RIFS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

As of December 31, 2009, YPF Holdings has reserved approximately Ps.248 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area comprising the estimated costs for studies, estimated costs in connection with the AOC, and certain other matters related to the Passaic River and Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. How these matters are resolved, including the development of new information, the imposition of natural resource damages or the selection of remedial actions differing from the scenarios we have proposed could result in Maxus and Tierra incurring material costs in addition to the amount currently reserved.

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

Pursuant to a request of the DEP, in the second half of 2006, Tierra and certain other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results has been submitted to the DEP. The DEP has requested additional sampling, and a work plan to conduct such sampling has been prepared and submitted to the DEP for its approval.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups and these groups have agreed, at least for now, not to file suit.

As of December 31, 2009, YPF Holdings has reserved a total of approximately Ps.102 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The Ohio Environmental Protection Agency (“OEPA”) has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately Ps.8 million as of December 31, 2009 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a settlement with federal and state natural resources trustees in connection with claims for natural resources damages. As of December 31, 2009, YPF Holdings has reserved approximately Ps.32 million for its estimated share of the remediation and the natural resources damages settlement associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. YPF Holdings has reserved approximately Ps.10 million as of December 31, 2009 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At December 31, 2009, YPF Holdings had reserved approximately Ps.2 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

“Agent Orange” and VCM Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. As of December 31, 2009, YPF Holdings had reserved approximately Ps.1 million in respect of this matter.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. As a result, the court’s decision requires Maxus to pay, on behalf of Occidental, approximately 16% of those costs incurred by one of the plaintiffs. Maxus has appealed. As of December, 2009, YPF Holdings has reserved approximately Ps.14 million in respect of this matter.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the company’s financial condition. YPF Holdings has established reserves for legal contingencies and environmental issues in those situations where a loss is probable and can be reasonably estimated.

Dividend Policy

See “Item 10. Additional Information—Dividends.”

ITEM 9.	The Offer and Listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and were issued by The Bank of New York Mellon as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2005	69.20	43.20
2006	57.38	37.00
2007	50.10	34.37
2008	49.00	37.75
2009	47.00	16.81
2010(1)	45.80	33.89

(1)	Through June 23, 2010.

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2008:
First Quarter	43.90	37.75
Second Quarter	48.31	42.75
Third Quarter	48.61	45.40
Fourth Quarter	49.00	41.11
2009:
First Quarter	47.00	16.81
Second Quarter	35.90	23.09
Third Quarter	40.20	30.79
Fourth Quarter	44.08	36.35
2010:
First Quarter	45.80	40.11
Second Quarter(1)	44.63	33.89

(1)	Through June 23, 2010.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2009:
December	44.08	38.44
2010:
January	45.80	41.50
February	42.11	40.11
March	44.24	40.53
April	44.63	43.04
May	43.95	33.89
June(1)	40.10	35.40

(1)	Through June 23, 2010.

As of December 31, 2009 there were approximately 230.8 million ADSs outstanding and approximately 87 holders of record of ADSs. Such ADSs represented approximately 58.7% of the total number of issued and outstanding Class D shares as of December 2009. Repsol YPF (including its other subsidiaries) was the holder of 169.2 million of our ADSs at that date, while Petersen Energía and PEISA collectively held 60.8 million of our ADSs.

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

Certain information regarding the Argentine stock market is set forth in the table below.

	2009	2008	2007	2006
Market capitalization (in billions of pesos)(1)	2,185	1,234	1,773	1,229
As percent of GDP(1)	186.9%	121.6%	227.2%	183.4%
Volume (in millions of pesos)	133,207	237,790	209,905	131,984
Average daily trading volume (in millions of pesos)	545.93	962.71	849.82	532.19

(1)	End-of-period figures for trading on the BASE.

Source: CNV and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2005	205.00	128.00
2006	177.50	115.00
2007	153.00	110.90
2008	183.00	118.00
2009	162.00	64.00
2010(1)	172.00	137.00

(1)	Through June 23, 2010.

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2008:
First Quarter	142.00	118.00
Second Quarter	155.50	136.00
Third Quarter	153.00	144.50
Fourth Quarter	183.00	137.00
2009:
First Quarter	162.00	64.00
Second Quarter	136.00	90.00
Third Quarter	153.00	119.50
Fourth Quarter	162.00	139.00
2010:
First Quarter	170.00	150.00
Second Quarter(1)	172.00	137.00

(1)	Through June 23, 2010.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2009:
December	162.00	144.00
2010:
January	170.00	162.00
February	163.00	150.00
March	170.00	157.50
April	172.00	166.00
May	169.00	137.00
June(1)	159.00	138.00

(1)	Through June 23, 2010.

As of December 31, 2009, there were approximately 7,093 holders of Class D shares.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Argentine Securities Market

The securities market in Argentina is composed of 10 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, and Tucumán. Five of these exchanges (the BASE, Rosario, Córdoba, Mendoza, and Santa Fe) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

The BASE, which began operating in 1854, is the principal and longest-established exchange in Argentina. Bonds listed on the BASE may simultaneously be listed on the Argentine over-the-counter market (Mercado Abierto Electrónico, or “MAE”), pursuant to an agreement between BASE and MAE that stipulates that equity securities are to be traded exclusively on the BASE, while debt securities (both public and private) may be traded on both the MAE and the BASE. In addition, through separate agreements with the BASE, all of the securities listed on the BASE may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to BASE-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the BASE, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the BASE.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy and Production, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. See “Item 4. Information on the Company—History of YPF.”

The Class A shares held by the Argentine government became eligible for sale in April 1995 upon the effectiveness of legislation which permitted the Argentine government to sell such shares. In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares at a price of U.S.$44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. On November 4, 1999, Repsol YPF acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of our Class B, C and D shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra Compañía Argentina de Petróleo, S.A. (“Astra”) and Repsol Argentina, S.A., Repsol YPF owned 330,551,981 Class D shares and therefore controlled us through a 99.04% ownership interest until 2008. On February 21, 2008, Petersen Energía S.A. (“Petersen Energía”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million (the “Petersen Transaction”). In addition, Repsol YPF granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them to purchase up to an additional 10.1% of our outstanding capital stock within four years (the “Petersen Options”). On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered.

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

At a Shareholder’s Meeting on April 14, 2010, YPF’s shareholders approved an amendment to YPF’s by-laws which is in the process of being registered at the Inspection Board of Legal Entities of the Argentine Republic. Copies of the by-laws, which have been filed as described in “Item 19. Exhibits” in this annual report, are also available at the offices of YPF.

For a detailed description of YPF’s object and purpose, see “Item 4. Information on the Company.” YPF’s object is set forth in Section 4 of its by-laws.

Pursuant to Argentine Corporations Law No. 19,550 (the “Corporations Law”), the Board of Directors or the Supervisory Committee shall call either annual general or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of YPF’s capital stock may also request that a shareholders’ meeting be called.

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

Shareholders’ Meetings

Pursuant to the Argentine Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of our capital stock may also request that a shareholders’ meeting be called, in which case the meeting must take place within 40 days of such shareholders’ request. If the Board of Directors or the Supervisory Committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the Audit Committee and election, performance and remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Transparency Decree, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, assets as long as such decision has not been performed in the ordinary course of business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partial or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

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

Our by-laws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws, (iii) delisting of our shares in the BASE or NYSE, and (iv) a spin-off by us, when as a result of such spin-off more than 25% of our assets are transferred to the resulting corporations, a majority of the shares representing 75% or more of our voting shares is required, both in first and second call. Our by-laws also establish that in order to approve (i) certain amendments to our by-laws concerning tender offers of shares (as described below), (ii) the granting of certain guarantees in favor of our shareholders, (iii) full stop of refining, commercialization and distribution activities and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, both in first and second call, as is the affirmative vote of the Class A shares, granted in a special meeting of the holders of such shares.

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

Under the Argentine Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendent of Corporations (Inspección General de Justicia, or IGJ) in order to exercise certain shareholder rights, including voting rights. Such registration requires the filing of certain corporate and accounting documents. Accordingly, if a shareholder owns Class D shares directly (rather than in the form of ADSs) and it is a non-Argentine company, and such shareholder fails to register with the IGJ, the ability to exercise its rights as a holder of Class D shares may be limited.

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

Shareholders who have a conflict of interest with us and who do not abstain from voting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our by-laws may be held jointly and severally liable for damages to us or to other third parties, including shareholders.

Directors

Election of Directors

Our business and affairs are managed by the Board of Directors in accordance with our by-laws and the Argentine Corporations Law. Our by-laws provide for a Board of Directors of 11 to 21 members, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings or for such longer period as they may act as replacements.

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary and extraordinary meeting held on April 28, 2009, our Board of Directors is composed of 17 directors and 13 alternates.

In accordance with our by-laws, the Argentine government, sole holder of Class A shares, is entitled to elect one director and one alternate. The current director representative of Class A shares was appointed to serve up to a one-year term.

Under the Argentine Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

Our by-laws require the Board of Directors to meet at least once every quarter in person or by video conference, and a majority of directors is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting, or call a meeting for another day. Resolutions must be adopted by a majority of the directors present, and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

The composition of certain of our Board committees, as well as the roles of certain members thereof, are affected by the implementation of the shareholders’ agreement between Repsol YPF and Petersen Energía. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

Duties and liabilities of Directors

In accordance with the Argentine Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent business person. Directors are jointly and severally liable to us, our shareholders and to third parties for the improper performance of their duties, for violating the law or our by-laws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Specific duties may be assigned to a director by the by-laws, company regulations, or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined by reference to the performance of such duties.

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

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or the courts. Any liability of a director to us terminates upon approval of the director’s actions by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our by-laws or other regulations.

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

Dividends

Under our by-laws, all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except that shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No provision of our by-laws or of the Argentine Corporations Law gives rise to future special dividends only to certain shareholders.

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. In addition, under the Argentine Corporations Law, our Board of Directors has the right to declare dividends subject to further approval of shareholders at the next shareholders’ meeting.

We have distributed over 85% of our net income attributable to the years 2001 through 2006 in dividends to our shareholders. We have not adopted a formal dividend policy. Any dividend policy adopted will be subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. In addition, Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They also agreed to vote in favor of corporate resolutions requiring us to distribute a special dividend of U.S.$850 million, which was paid jointly with the ordinary dividends in 2008 and 2009. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	—	5.50

On April 14, 2010, our shareholder’s meeting approved the creation of a statutory reserve for future dividends in the amount of Ps.5,040 million, and empowered the Board of Directors to decide all matters with respect to its distribution. Our Board of Directors approved a dividend of Ps.5.50 per share or per ADS, which was paid out of the reserve for future dividends on April 26, 2010.

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

Under our by-laws, our net income is applied as follows:

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

Owners of ADSs are entitled to receive any dividends payable with respect to the underlying Class D shares. Cash dividends are paid to the Depositary in pesos, directly or through The Bank of New York S.A., although we may choose to pay cash dividends outside Argentina in a currency other than pesos, including U.S. dollars. The deposit agreement provides that the Depositary shall convert cash dividends received by the Depositary in pesos to dollars, to the extent that, in the judgment of the Depositary, such conversion may be made on a reasonable basis, and, after deduction or upon payment of the fees and expenses of the Depositary, shall make payment to the holders of ADSs in U.S. dollars.

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

Under our by-laws, we may only issue securities convertible into Class D shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D shares.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as us, may shorten the period during which preemptive rights may be exercised from 30 to ten days following the publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

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

Voting

Under our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of our Board of Directors and are entitled to appoint one director and one alternate director and (ii) have certain veto rights, as described below.

Class A Veto Rights

Under the by-laws, so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the company; (ii) approve any acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) transfer to third parties all the exploitation rights granted to the Company pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the company’s exploration and production activities; (iv) voluntarily dissolve the company and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

Reporting Requirements

Pursuant to our by-laws, any person who, directly or indirectly, through or together with its affiliates and persons acting in concert with it, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify us of such acquisition within five days of such acquisition, in addition to complying with any requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person and persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, us. Each subsequent acquisition by such person or persons requires a similar notice.

Certain Provisions Relating to Acquisitions of Shares

Pursuant to our by-laws:

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

The tender offer must be carried out in accordance with a procedure specified in our by-laws and in accordance with any additional or stricter requirements of jurisdictions, exchanges or markets in which the offer is made or in which our securities are traded. Under the by-laws, the tender offer must provide for the same price for all shares tendered, which price may not be less than the highest of the following (the “Minimum Price”):

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

Material Contracts

None.

Exchange Controls

See “Item 3. Key Information—Exchange Controls” for information on the monetary and currency exchange control restrictions in effect in Argentina.

Taxation

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs.

Dividends tax

Dividends paid on our Class D shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at a rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our ADSs or Class D shares are not subject to Argentine income tax.

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities, are responsible for the personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held as of December 31 of each year. The tax is levied on Argentine issuers of such shares or ADSs, such as us, (which must pay this tax in substitution of the relevant shareholders) and is based on the equity value (valor patrimonial proporcional), or the book value, of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax from the applicable shareholders, including by withholding, foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased rate may apply. The account holder may use up to 34% of the tax paid in respect of credits, as a credit against other federal taxes.

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our Class D shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class D shares or ADSs is exempt from stamp tax in the City of Buenos Aires.

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

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt entities, including “Individual retirement accounts” or “Roth IRAs”; or

•	persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

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

This discussion assumes that YPF is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because YPF does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. You should consult your own tax advisers to determine whether the favorable rate may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine taxes. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Class D shares or ADSs will be creditable against your U.S. federal income tax liability. Amounts paid on account of the Argentine personal assets tax, if any, will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their tax advisers to determine the tax consequences applicable to them as a result of amounts paid on account of the Argentine personal assets tax including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisers regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive foreign investment company rules

YPF believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2009. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

If YPF is treated as a PFIC for any taxable year during which you held a Class D share or ADS, any gain you recognize on a sale or other disposition of the Class D share or ADS would be allocated ratably over your holding period for the Class D share or ADS. The amounts allocated to the taxable year of the disposition and to any year before YPF became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the manner just described for gains.

In addition, if YPF were to be treated as a PFIC in a taxable year in which it pays dividends or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Available Information

YPF is subject to the information requirements of the U.S. Securities Exchange Act (the “Exchange Act”), except that as a foreign issuer, YPF is not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, YPF files or furnishes reports and other information with the SEC. Reports and other information filed or furnished by YPF with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N. E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Section by calling the SEC at +1-800-732-0330. The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding us. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which YPF’s American Depositary Shares are listed.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2009, and from which we may incur future gains or losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

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

The table below provides information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of December 31, 2009.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	1,267	28	—	35		1,329
Accounts payable	805	83	89	391		1,369
Debt	910	420	—	90		1,420
Other Liabilities	69	5	5	358	(1)	437

(1)	Includes U.S.$342 million corresponding to reserves with undetermined maturity.

Interest rate exposure

The objective of our financing strategy is to satisfy capital requirements while minimizing our exposure to interest rate fluctuations. To realize such objective, we have borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions. We generally follow a policy of not hedging our interest rate exposure.

The table below provides information about our assets and liabilities as of December 31, 2009 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets

Fixed rate
Other Receivables	123	193	—	—	—	—	316	315
Interest rate	6.0%	6.0%

	Expected Maturity Date
	Less than 1 year	1 – 2 years		2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Liabilities

Fixed rate
YPF’s Negotiable Obligations	—	—		—	—	—	342	342	366
Interest rate							10%
Related Parties	146	—		—	—	—	—	146	146
Interest rate	4.25-14%
Other debt	3,789	1,086		67	18	18	87	5,065	5,065
Interest rate	2.2-17.05%	3.38-17.05%

Variable rate
YPF’s Negotiable Obligations	—	205		—	—	—	—	205	205
Interest rate		BADLAR	(1)+
		1.75%
Related parties	760	380		—	—	—	—	1,140	1,140
Interest rate	Libor+2%	Libor+2%
Other debt	27	97		—	—	—	—	124	124
Interest rate		Libor+ 5.25%

(1)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of crude oil and oil products, especially in the export market. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging intruments. For information on our hydrocarbons delivery commitments as of December 31, 2009, see “Item 4. Information on the Company—Exploration and Production—Delivery commitments” and Note 10 to the Audited Consolidated Financial Statements.

ITEM 12.	Description of Securities Other than Equity Securities

12.1 American Depositary Shares

Our ADSs are listed on the NYSE under the symbol “YPF”. The Bank of New York Mellon is the depositary issuing ADSs pursuant to our deposit agreement (the “Depositary”). Each ADS represents the right to receive one share.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

Persons depositing or withdrawing shares must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by Repsol YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by Repsol YPF

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on Repsol YPF share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmission expenses, as provided in the deposit agreement Expenses incurred by the depositary in the conversion of foreign currency(1)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

(1)	Pursuant to our deposit agreement, whenever the depositary shall receive foreign currency, as a cash dividend or other distribution which, in the judgment of the depositary, can be converted on a reasonable basis into U.S. dollars and transferred to the United States, it will convert such foreign currency into U.S. dollars and transfer the resulting U.S. dollars (after deduction of its customary charges and expenses in effecting such conversion) to the United States.

In 2009, the Depositary made no direct or indirect payments to YPF.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2009, YPF, under the supervision and with the participation of YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Management’s Report on Internal Control Over Financial Reporting

Management of YPF is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Argentina including the reconciliation to U.S. GAAP and includes those policies and procedures that:

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

Under the supervision and with the participation of YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report included in the F-pages.

Changes in Internal Control Over Financial Reporting

There has been no change in YPF’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

Tel. (011-54-11) 5441-5531

Fax (011-54-11) 5441-2113

ITEM 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.R.L. and affiliates by type of service rendered for the periods indicated.

	2009		2008
Services Rendered	Fees	Expenses	Fees	Expenses
	(in thousands of pesos)
Audit Fees	8,022	72	7,663	85
Audit-Related Fees(1)	617	—	2,537	—
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—

	8,639	72	10,200	85

(1)	Includes the fees for the issuance of agreed upon procedures reports, review of public offering related documents and fees related to employee benefit plan audits.

The annual shareholders’ meeting of YPF appoints the external auditor of YPF, along with the Audit Committee’s non-binding opinion, which is submitted for consideration to the annual shareholders’ meeting.

The Audit and Control Committee of Repsol YPF has a pre-approval policy regarding the contracting of Repsol YPF’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Repsol YPF or any of its subsidiaries reflected in agreements dated on or after May 6, 2003.

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

All of the services described in the table above were approved by the Audit and Control Committee.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2009, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

ITEM 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2008 and 2009 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.R.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Compliance with NYSE Listing Standards on Corporate Governance”.

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)

11.1	Code of Ethics*

12.1	Section 302 Certification by the Chief Executive Officer

12.2	Section 302 Certification by the Chief Financial Officer and the Director of Administration and Tax

13.1	Section 906 Certification

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

23.3	Consent of Gaffney, Cline & Associates Inc.

99.1	Reserves Audit Report of Gaffney, Cline & Associates Inc.

*	Incorporated by reference to YPF’s 2004 Annual Report on Form 20-F filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Guillermo Reda
Name:	Guillermo Reda
Title:	Chief Financial Officer

YPF SOCIEDAD ANÓNIMA

By:	/s/ Ángel Ramos Sánchez
Name:	Ángel Ramos Sánchez
Title:	Director of Administration and Tax

Dated: June 29, 2010

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Notes 13, 14 and 15 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina
June 28, 2010

Deloitte & Co. S.R.L.

Diego O. De Vivo
Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of and for the year ended December 31, 2009 and our report dated June 28, 2010 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information related to the nature and effect of such differences is presented in Notes 13, 14, and 15 to the consolidated financial statements of the Company.

Buenos Aires City, Argentina
June 28, 2010

Deloitte & Co. S.R.L.

Diego O. De Vivo
Partner

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

	2009	2008	2007
Net sales (Note 3.k)	34,320	34,875	29,104
Cost of sales (Note 16.d)	(23,177)	(24,013)	(19,000)

Gross profit	11,143	10,862	10,104

Selling expenses (Note 16.f)	(2,490)	(2,460)	(2,120)
Administrative expenses (Note 16.f)	(1,102)	(1,053)	(805)
Exploration expenses (Note 16.f)	(552)	(684)	(522)

Operating income	6,999	6,665	6,657

(Loss) income on long-term investments	(22)	83	34
Other income (expense), net (Note 3.i)	159	(376)	(439)
Financial income (expense), net and holding (losses) gains:
Gains (losses) on assets
Interests	109	134	278
Exchange differences	182	416	142
Holding (losses) gains on inventories	(11)	476	451
Losses on liabilities
Interests	(958)	(492)	(292)
Exchange differences	(564)	(708)	(61)
Income from sale of long-term investments	—	—	5
Reversal of impairment of other current assets (Note 2.j)	—	—	69

Net income before income tax	5,894	6,198	6,844
Income tax (Note 3.j)	(2,408)	(2,558)	(2,758)

Net income	3,486	3,640	4,086

Earnings per share (Note 1)	8.86	9.25	10.39

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009, 2008 AND 2007

(Amounts expressed in million of Argentine pesos – Note 1)

	2009	2008	2007
Current Assets
Cash	669	391	196
Investments (Note 3.a)	1,476	825	655
Trade receivables (Note 3.b)	2,831	2,702	3,235
Other receivables (Note 3.c)	2,490	1,861	4,361
Inventories (Note 3.d)	3,066	3,449	2,573

Total current assets	10,532	9,228	11,020

Noncurrent Assets
Trade receivables (Note 3.b)	22	24	32
Other receivables (Note 3.c)	975	945	809
Investments (Note 3.a)	749	848	799
Fixed assets (Note 3.e)	27,993	28,028	25,434
Intangible assets	12	6	8

Total noncurrent assets	29,751	29,851	27,082

Total assets	40,283	39,079	38,102

Current Liabilities
Accounts payable (Note 3.f)	5,857	6,763	4,339
Loans (Note 3.g)	4,679	3,219	471
Salaries and social security	298	284	213
Taxes payable	1,437	1,132	1,441
Net advances from crude oil purchasers	—	—	9
Reserves (Notes 10 and 16.c)	341	588	466

Total current liabilities	12,612	11,986	6,939

Noncurrent Liabilities
Accounts payable (Note 3.f)	4,391	3,473	2,542
Loans (Note 3.g)	2,140	1,260	523
Salaries and social security	110	116	164
Taxes payable	190	31	21
Reserves (Notes 10 and 16.c)	1,959	1,857	1,853

Total noncurrent liabilities	8,790	6,737	5,103

Total liabilities	21,402	18,723	12,042

Shareholders’ Equity (per corresponding statements)	18,881	20,356	26,060

Total liabilities and shareholders’ equity	40,283	39,079	38,102

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts expressed in million of Argentine pesos – Note 1)

	2009		2008		2007
Cash Flows from Operating Activities
Net income	3,486		3,640		4,086
Adjustments to reconcile net income to net cash flows provided by operating activities:
Loss (income) on long-term investments	22		(83)		(34)
Income from sale of long-term investments	—		—		(5)
Reversal of impairment of other current assets	—		—		(69)
Depreciation of fixed assets	4,832		4,775		4,139
Consumption of materials and fixed assets retired, net of allowances	645		647		247
Increase in allowances for fixed assets	1		2		116
Income tax	2,408		2,558		2,758
Increase in reserves	1,062		862		1,005
Changes in assets and liabilities:
Trade receivables	(21)		704		(981)
Other receivables	(725)		2,401		849
Inventories	383		(876)		(876)
Accounts payable	(461)		1,486		670
Salaries and social security	43		(21)		(25)
Taxes payable	(762)		(507)		(340)
Net advances from crude oil purchasers	—		(10)		(93)
Decrease in reserves	(1,207)		(736)		(537)
Interests, exchange differences and others	746		1,052		73
Dividends from long-term investments	38		51		54
Income tax payments	(1,076)		(2,387)		(2,281)

Net cash flows provided by operating activities	9,414	(1)	13,558	(1)	8,756 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(5,636	)(2)	(7,035	)(2)	(6,163)
Stock redemption (capital contributions) in long-term investments	3		—		(16)
Proceeds from sale of long-term investments	—		—		6
Investments (non cash and equivalents)	30		(8)		(14)

Net cash flows used in investing activities	(5,603)		(7,043)		(6,187)

Cash Flows from Financing Activities
Payment of loans	(13,870)		(5,400)		(1,860)
Proceeds from loans	15,886		8,540		1,411
Dividends paid	(4,897)		(9,287)		(2,360)

Net cash flows used in financing activities	(2,881)		(6,147)		(2,809)

Increase (decrease) in Cash and Equivalents	930		368		(240)

Cash and equivalents at the beginning of year	1,215		847		1,087
Cash and equivalents at the end of year	2,145		1,215		847

Increase (decrease) in Cash and Equivalents	930		368		(240)

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (372), (155) and (114) corresponding to interest cash payments for the years ended December 31, 2009, 2008 and 2007, respectively.
(2)	Includes 529 and 111 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 10.c.ii and iii), for the years ended December 31, 2009 and 2008, respectively.

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Amounts expressed in million of Argentine pesos – Note 1, except for per share amount in pesos)

	Shareholders’ Contributions
	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity
Balance as of December 31, 2006	3,933	7,281	640	11,854	1,797	(124)	2,710	8,108	24,345
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (Ps. 6 per share)	—	—	—	—	—	—	(2,360)	—	(2,360)
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
- Appropriation to Legal reserve	—	—	—	—	223	—	—	(223)	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,234	(4,234)	—
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(11)	—	—	(11)
Net income	—	—	—	—	—	—	—	4,086	4,086

Balance as of December 31, 2007	3,933	7,281	640	11,854	2,020	(135)	4,584	7,737	26,060
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash dividends (Ps. 10.76 per share)	—	—	—	—	—	—	(4,232)	—	(4,232)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
- Cash dividends (Ps. 6.5 per share)	—	—	—	—	—	—	—	(2,557)	(2,557)
- Appropriation to Legal reserve	—	—	—	—	204	—	—	(204)	—
- Reversal of Reserve for future dividends	—	—	—	—	—	—	(352)	352	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,003	(4,003)	—
As decided by the Board of Directors’ meeting of November 6, 2008:
- Cash dividends (Ps. 6.35 per share)	—	—	—	—	—	—	(2,498)	—	(2,498)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(57)	—	—	(57)
Net income	—	—	—	—	—	—	—	3,640	3,640

Balance as of December 31, 2008	3,933	7,281	640	11,854	2,224	(192)	1,505	4,965	20,356
As decided by the Ordinary Shareholders’ meeting of April 28, 2009:
- Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,505)	1,505	—
- Appropriation to Legal reserve	—	—	—	—	19	—	—	(19)	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	—	5,901	(5,901)	—
As decided by the Board of Directors’ meeting of May 5, 2009:
- Cash dividends (Ps. 6.3 per share)	—	—	—	—	—	—	(2,478)	—	(2,478)
As decided by the Board of Directors’ meeting of November 4, 2009:
- Cash dividends (Ps. 6.15 per share)	—	—	—	—	—	—	(2,419)	—	(2,419)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(64)	—	—	(64)
Net income	—	—	—	—	—	—	—	3,486	3,486

Balance as of December 31, 2009	3,933	7,281	640	11,854	2,243	(256)	1,004	4,036	18,881

The accompanying notes are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

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

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of this filing, individual financial statements have been omitted since they are not required for the United States Securities and Exchange Commission (“SEC”) reporting purposes.

Furthermore, certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements, since they are not required for SEC reporting purposes.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009, for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.

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

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

•

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments. The effect of this proportional consolidation for the year ended December 31, 2009 and comparative information, is disclosed in Note 13.b.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets—Exchange differences”.

The consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company, which could have produced changes on the latter’s shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Subsidies and incentives are recognized as sales in the income statement in the year in which the conditions for obtaining them are accomplished.

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

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten–year term (Note 10.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables and current liabilities approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each year, for investments with the same remaining maturity, approximates its carrying value. As of December 31, 2009, 2008 and 2007 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 6,827, 4,399 and 1,049, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is not significant, as a result of the Company’s large customer base.

As of December 31, 2009, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2009, 2008 and 2007.

2. VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

•

Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Investments with price quotation have been valued at fair value as of the end of each year.

•

Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 16.e.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

•	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments are detailed in Note 16.b and have been valued using the equity method, except for holdings in other companies, which have been valued at cost remeasured as detailed in Note 1.

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

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, lower activity expectations, events of default on certain debts and the de-dollarization and freezing of certain utility rates.

Holdings in preferred shares have been valued at equity method considering the provisions defined in the respective bylaws.

If necessary, adjustments have been made to the accounting information to conform the accounting principles used by companies under significant influence to those of the Company.

The investments in companies under significant influence, have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

d)	Fixed assets:

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

Oil and gas producing activities

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. As of the issuance date of these financial statements, there are no exploratory wells for more than one year after the completion of the drilling.

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

•

The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

•

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

•

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

•	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to the next major inspection.

Renewals and betterments that extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

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

The carrying value of the fixed asset of each business segment, as defined in Note 8, does not exceed their estimated recoverable value.

e)	Salaries and Social Security – Pension Plans and other Postretirement and Postemployment benefits:

As of December 31, 2007, YPF Holdings Inc., which has operations in the United States of America, had three trustee defined- benefit pension plans and other postretirement and postemployment benefits.

In March 2008, YPF Holdings Inc. acquired certain contracts from Prudential Insurance Company (“Prudential”) to settle the liability associated with two of those defined-benefit pension plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the outstanding pension plan as of December 31, 2009, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

During the year 2008, YPF Holdings Inc. curtailed the postretirement health care benefits to certain retirees. The effect of the curtailment on net income has not been material (Note 3.h).

The defined benefits and postretirement pension plans mentioned above are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. As of December 31, 2009, the actuarial losses and gains were charged to the “Other income (expense), net” account of the statement of income. As of December 31, 2008 and 2007, the unrecognized actuarial losses and gains generated since December 31, 2003 were disclosed net of the present value of the obligation and were recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. The effect on net income related to the recognition of the change in the accounting criteria for actuarial gains and losses for the years ended December 31, 2008 and 2007, is not material. YPF Holdings Inc. updates the actuarial assumptions at the end of each year.

Other postretirement and postemployment benefits are funded as claims are incurred.

The additional disclosures related to the pension plans and other postretirement and postemployment benefits, are included in Note 3.h.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina provide the option to disclose the mentioned effect in a note to the financial statements instead. The Company adopted this latter criterion (Note 3.j).

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

For the years ended December 31, 2009, 2008 and 2007, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 10.c). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. Up to March 2008, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) was in force, which, as from July 25, 2006, had raised the natural gas withholding rate from 20% to 45% and had established the natural gas import price from Bolivia as the basis for its determination. Resolution No. 532/2004 (in force until November, 2007) had settled the withholding rate for crude oil between 25% and 45% in function of the West Texas Intermediate (“WTI”) price, and between 5% and 25% for other refined products. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The new regime provides reference prices and floor prices which in conjunction with the WTI determine the export rate for each product. For crude oil, when the WTI exceeds the reference price of US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007. As of December 31, 2009, the crude oil withholding rate determined according to Resolutions No. 394/2007 and No. 127/2008 of MEP, also currently applies to diesel, gasoline products and other refined products. In addition, the procedure above mentioned also applies to fuel oil, petrochemical gasoline, lubricants and liquefied petroleum gas (including propane, butane and blends) and other refined products, considering different reference and floor prices disclosed in the mentioned resolutions.

Natural gas export clients are currently absorbing the payment of export duties established by the Resolution No. 127/08. Some of them have paid reserving their rights to future claims.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and reserves:

•

Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

•

Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Reserves for losses are required to be accounted at the discounted value as of the end of each year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and reserves accounts is set forth in Note 16.c.

h)	Environmental liabilities:

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

i)	Shareholder’s equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

j)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of non-monetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding (losses) gains on inventories” account.

•

Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

•

The “Reversal of impairment of other current assets” account for the year ended December 31, 2007, includes the reversal of the impairment recorded as a consequence of the decision of the Company to suspend the selling process of certain oil and gas exploration and production assets on April, 2007. Consequently, the book value of the mentioned assets was transferred to fixed assets held for use.

3. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

a)	Investments:

	2009				2008				2007
	Current		Noncurrent		Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	1,476	(1)	150	(2)	825	(1)	179	(2)	655	(1)	168	(2)
Long-term investments (Note 16.b)	—		724		—		890		—		837
Allowance for reduction in value of holdings in long-term investments (Note 16.c)	—		(125)		—		(221)		—		(206)

	1,476		749		825		848		655		799

(1)	Includes 1,476, 824 and 651 as of December 31, 2009, 2008 and 2007, respectively, with an original maturity of less than three months.
(2)	Corresponds to restricted cash as of December 31, 2009, 2008 and 2007, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2009		2008		2007
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Accounts receivable	2,963	22	2,813	24	3,142	32
Related parties (Note 7)	281	—	306	—	533	—

	3,244	22	3,119	24	3,675	32
Allowance for doubtful trade receivables (Note 16.c)	(413)	—	(417)	—	(440)	—

	2,831	22	2,702	24	3,235	32

c)	Other receivables:

	2009		2008		2007
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Deferred income tax (Note 3.j)	—	448	—	554	—	517
Tax credits, export rebates and production incentives	1,403	16	749	19	931	15
Trade	105	—	217	—	97	—
Prepaid expenses	208	82	154	80	111	60
Concessions charges	17	38	17	50	17	79
Related parties (Note 7)	192	74	178	109	2,681	—
Loans to clients	30	69	29	79	14	90
Trust contributions – Obra Sur -	—	119	—	—	—	—
Advances to suppliers	125	—	160	—	132	—
Collateral deposits	177	4	91	18	80	19
Advances and loans to employees	42	—	69	—	46	—
From joint ventures and other agreements	100	—	101	—	62	—
Miscellaneous	185	142	230	84	312	79

	2,584	992	1,995	993	4,483	859
Allowance for other doubtful accounts (Note 16.c)	(94)	—	(134)	—	(122)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 16.c)	—	(17)	—	(48)	—	(50)

	2,490	975	1,861	945	4,361	809

d)	Inventories:

	2009	2008	2007
Refined products	1,715	1,941	1,612
Crude oil and natural gas	989	1,110	646
Products in process	59	69	46
Raw materials, packaging materials and others	303	329	269

	3,066	3,449	2,573

e)	Fixed assets:

	2009	2008	2007
Net book value of fixed assets (Note 16.a)	28,033	28,073	25,481
Allowance for unproductive exploratory drilling (Note 16.c)	(3)	(3)	(3)
Allowance for obsolescence of materials and equipment (Note 16.c)	(37)	(42)	(44)

	27,993	28,028	25,434

f)	Accounts payable:

	2009		2008		2007
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Trade	4,576	40	4,841	45	3,131	21
Hydrocarbon wells abandonment obligations	238	4,016	547	3,130	395	2,316
Related parties (Note 7)	249	—	166	—	140	—
Extension of Concessions - Province of Neuquén (Note 10.c.ii and iii)	142	—	483	—	—	—
From joint ventures and other agreements	358	—	334	—	373	—
Environmental liabilities (Note 10.b)	179	285	172	257	137	166
Miscellaneous	115	50	220	41	163	39

	5,857	4,391	6,763	3,473	4,339	2,542

g)	Loans:

	Interest rates (1)	Principal maturity	2009		2008		2007
			Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations	10.00–13.00%	2011 - 2028	6	547	364	224	14	523
Related parties (Note 7)	2.28–14.00%	2010 - 2011	912	380	94	1,036	—	—
Other financial debts	2.20–17.05%	2010 - 2012	3,761	1,213	2,761	—	457	—

			4,679	2,140	3,219	1,260	471	523

(1)	Annual interest rates as of December 31, 2009.

The maturities of the Company’s noncurrent loans, as of December 31, 2009, are as follows:

	From 1 to 2 years	From 2 to 3 years	Over 5 years	Total
Noncurrent loans	1,749	49	342	2,140

Details regarding the Negotiable Obligations of YPF are as follows:

(in million)						Interest Rate(1)		Principal Maturity	Book Value
M.T.N. Program			Issuance						2009		2008		2007
Year	Amount		Year	Principal Value					Current	Noncurrent	Current	Noncurrent	Current	Noncurrent
1997	US$	1,000	1998	US$	100	10.00%		2028	6	342	4	224	4	205
2008	US$	1,000	2009		$205	13.00	%(2)	2011	—	205	—	—	—	—
1998	US$	1,000	1999	US$	225	—		—	—	—	360	—	10	318

									6	547	364	224	14	523

(1)	Annual interest rate as of December 31, 2009.
(2)	Accrues interest at a variable interest rate of BADLAR plus 1.75%.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross–default clauses. Almost of all YPF’s total outstanding debt is subject to cross–default provisions.

The Shareholders’ meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

h)	Pension plans and postrerirement benefits:

	2009	2008	2007
Defined – benefit obligations
Net present value of obligations	93	117	472
Fair value of assets	—	—	(247)
Deferred actuarial losses	—	(1)	(61)

Recognized net liabilities	93	116	164

	2009	2008	2007
Changes in the fair value of the defined-benefit obligations
Liabilities at the beginning of the year	117	472	480
Settlement of obligations - Prudential (Note 2.e)	—	(319)	—
Translation differences	14	16	15
Service cost	—	1	1
Interest cost	8	10	28
Actuarial (gains) losses	(33)	16	25
Benefits paid and settlements	(13)	(79)	(77)

Liabilities at the end of the year	93	117	472

	2009	2008	2007
Changes in the fair value of the plan assets
Fair value of assets at the beginning of the year	—	247	226
Settlement of obligations - Prudential (Note 2.e)	—	(242)	—
Translation differences	—	—	7
Expected return on assets	—	—	17
Actuarial losses	—	—	(1)
Employer and employees contributions	13	19	60
Benefits paid and settlements	(13)	(24)	(62)

Fair value of assets at the end of the year	—	—	247

	Income (Expense)
	2009	2008	2007
Amounts recognized in the Statement of Income
Service cost	—	(1)	(1)
Interest cost	(8)	(10)	(28)
Expected return on assets	—	—	17
Actuarial gains (losses) recognized in the year	33	—	(1)
Gains (losses) on settlements	—	29	(8)

Total recognized as other income (expenses), net (Note 3.i)	25	18	(21)

	2009	2008	2007
Actuarial assumptions
Discount rate	5.5%	6.2%	6.5%
Expected return on assets	N/A	N/A	7%
Expected increase on salaries	N/A (1)	N/A (1)	N/A (1)
(1) Increase on salaries is not expected as there are no more active employees.

Health care cost trend

For measurement purposes, an 8.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2009. The rate is assumed to decrease by 0.3% each year until reaching 4.5% in 2024 and remain in that level thereafter.

Expected employer’s contributions and estimated future benefit payments for the remaining plans are:

		Other Benefits
	Pension Benefits	Gross Benefits Payments	Implied Medicare Subsidy
Expected employer’s contributions for next year	2	—	—
Estimated future benefit payments are as follows:
2010	2	7	1
2011	2	7	1
2012	2	7	1
2013	2	7	1
2014	2	7	1
2015 - 2019	6	32	4

i)	Other income (expense), net:

	Income (Expense)
	2009	2008	2007
Credit (charge) for pending lawsuits and other claims	106	(104)	(194)
Environmental remediation - YPF Holdings Inc.	(134)	(303)	(206)
Recovery of sinisters	98	—	—
Defined benefit pension plans and other postretirement benefits (Note 3.h)	25	18	(21)
Miscellaneous	64	13	(18)

	159	(376)	(439)

j)	Income tax:

	2009		2008		2007
Current income tax	(2,302)		(2,595)		(2,765)
Deferred income tax	(106)		37		7

	(2,408	)(1)	(2,558	)(1)	(2,758	)(1)

(1) Corresponds to income tax incurred in Argentina as of December 31, 2009, 2008 and 2007, respectively.

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2009, 2008, and 2007, is as follows:

	2009		2008	2007
Net income before income tax	5,894		6,198	6,844
Statutory tax rate	35%		35%	35%

Statutory tax rate applied to net income before income tax	(2,063)		(2,169)	(2,395)
Permanent differences:
Effect of the restatement of fixed assets into constant Argentine pesos	(191)		(246)	(276)
(Loss) income on long-term investments(2)	(8)		29	12
Income from tax free jurisdiction – Law N° 19,640 (Tierra del Fuego)	29		22	19
Tax amnesty – Law No. 26,476	(97)		—	—
Non taxable foreign source income	—		1	39
Miscellaneous	55		(3)	(45)

Increase of valuation allowance for temporary differences and tax loss and credit carryforwards(1)	(133)		(192)	(112)

	(2,408	)(1)	(2,558)	(2,758)

(1)    Relates to changes in circumstances and prospects that affect the future use of the temporary differences, tax loss and credit carryforwards.

(2)    The Company does not provide for income taxes on the unremitted earnings of equity method investees as it anticipates that they will be remitted in a tax free liquidation.

The breakdown of the net deferred tax asset as of December 31, 2009, 2008 and 2007, is as follows:

	2009	2008	2007
Deferred tax assets
Tax loss and credit carryforwards	1,154 (1)	1,050	812
Non deductible allowances and reserves and other liabilities	963	970	930
Miscellaneous	220	116	290

Total deferred tax assets	2,337	2,136	2,032

Deferred tax liabilities
Fixed assets	(359)	(219)	(449)
Miscellaneous	(10)	(85)	(76)

Total deferred tax liabilities	(369)	(304)	(525)
Valuation allowances	(1,520)	(1,278)	(990)

Net deferred tax asset	448	554	517

(1) Tax loss and credit carryforwards will expire as follows: 1,055 after five years and 99 that carry forward indefinitely.

As explained in Note 2.f, the difference between the book value of fixed assets in Argentina remeasured into constant Argentine pesos and their corresponding cost used for the tax basis, is a deferred tax liability of 1,088, 1,279 and 1,525 as of December 31, 2009, 2008 and 2007, respectively. The mentioned difference will continue to be reduced as the corresponding fixed assets are depreciated or retired.

k)	Net sales:

	2009	2008	2007
Sales	36,978	39,314	30,535
Turnover tax	(835)	(795)	(567)
Hydrocarbon export withholdings	(1,823)	(3,644)	(864)

	34,320	34,875	29,104

4. CAPITAL STOCK

YPF’s subscribed capital as of December 31, 2009, 2008 and 2007 was 3,933 and was represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2009, Repsol YPF S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 84.04% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 15.46% shareholding. Additionally, Repsol YPF granted certain individuals affiliated to PESA an option, which expires on February 21, 2012, to purchase from Repsol YPF up to an additional 10% of YPF’s outstanding capital stock.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement establishing, among other things, the adoption of a dividend policy to distribute 90% of the annual net income as dividends.

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

As of December 31, 2009, there are 3,764 Class A outstanding shares. So long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5. RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2009, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 10 million and US$ 17 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

During the first quarter of 2010, the Company has issued letters of credit of an amount of US$ 30 million to provide assurance on certain environmental obligations from controlled companies, in order to avoid the restriction of funds.

6. PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2009, the main exploration and production joint ventures and other agreements in which YPF participates are the following:

Name and Location	Ownership Interest		Operator
Acambuco	22.50%		Pan American Energy LLC
Salta
Aguada Pichana	27.27%		Total Austral S.A.
Neuquén
Aguaragüe	30.00%		Tecpetrol S.A.
Salta
CAM-2/A SUR	50.00%		Enap Sipetrol Argentina S.A.
Tierra del Fuego
Campamento Central / Cañadón Perdido	50.00%		YPF S.A.
Chubut
Consorcio CNQ7/A	50.00%		Petro Andina Resources Ltd. Sucursal Argentina
La Pampa and Mendoza
El Tordillo	12.20%		Tecpetrol S.A.
Chubut
La Tapera y Puesto Quiroga	12.20%		Tecpetrol S.A.
Chubut
Llancanelo	51.00%		YPF S.A.
Mendoza
Magallanes	50.00%		Enap Sipetrol Argentina S.A.
Santa Cruz, Tierra del Fuego and National Continental Shelf
Palmar Largo	30.00%		Pluspetrol S.A.
Formosa and Salta
Puesto Hernández	61.55%		Petrobrás Energía S.A.
Neuquén and Mendoza
Ramos	15.00	% (1)	Pluspetrol S.A.
Salta
San Roque	34.11%		Total Austral S.A.
Neuquén
Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Tierra del Fuego
Yacimiento La Ventana – Río Tunuyán	60.00%		YPF S.A.
Mendoza
Zampal Oeste	70.00%		YPF S.A.
Mendoza

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol S.A.

Additionally, certain YPF’s subsidiaries participate in exploration and production agreements in the Gulf of Mexico.

The assets and liabilities as of December 31, 2009, 2008 and 2007 and production costs of the joint ventures and other agreements for the years then ended are as follows:

	2009	2008	2007
Current assets	272	256	187
Noncurrent assets	3,817	4,206	3,606

Total assets	4,089	4,462	3,793

Current liabilities	483	501	474
Noncurrent liabilities	641	541	373

Total liabilities	1,124	1,042	847

Production costs	2,049	1,685	1,423

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the “Neptune Project”. Total commitments related to the development of the Neptune Project amounts to approximately US$ 1.3 million.

7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2009, 2008 and 2007 from transactions with jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2009								2008								2007
	Trade receiv- ables	Other receivables				Accounts payable	Loans		Trade receiv- ables	Other receivables				Accounts payable	Loans		Trade receiv- ables	Other receiv- ables	Accounts payable
	Current	Current		Non- current		Current	Current	Non- current	Current	Current		Non- current		Current	Current	Non- current	Current	Current	Current
Jointly controlled companies:
Profertil S.A.	5	1		—		6	—	—	4	2		—		2	—	—	—	—	—
Compañía Mega S.A. (“Mega”)	152	—		—		5	—	—	124	—		—		—	—	—	167	—	—
Refinería del Norte S.A. (“Refinor”)	43	—		—		16	—	—	70	—		—		4	—	—	39	—	19

	200	1		—		27	—	—	198	2		—		6	—	—	206	—	19

Companies under significant influence:	22	168	(1)	74	(1)	25	—	—	16	99	(1)	109	(1)	36	—	—	25	27	33

Main shareholders and other related parties under their control:
Repsol YPF	—	8		—		112	—	—	—	7		—		68	—	—	—	6	43
Repsol YPF Transporte y Trading S.A.	—	—		—		—	—	—	4	—		—		5	—	—	199	—	3
Repsol YPF Gas S.A.	35	3		—		2	—	—	22	2		—		1	—	—	30	5	1
Repsol YPF Brasil S.A.	7	—		—		—	—	—	13	2		—		—	—	—	10	1,102	—
Repsol International Finance B.V.	—	1		—		—	—	—	—	1		—		—	—	—	—	1,427	—
Repsol Netherlands Finance B.V.	—	—		—		—	766	380	—	—		—		—	13	1,036	—	51	—
Nuevo Banco de Entre Ríos S.A.	—	—		—		—	50	—	—	—		—		—	23	—	—	—	—
Nuevo Banco de Santa Fe S.A.	—	—		—		—	75	—	—	—		—		—	45	—	—	—	—
Others	17	11		—		83	21	—	53	65		—		50	13	—	63	63	41

	59	23		—		197	912	380	92	77		—		124	94	1,036	302	2,654	88

	281	192		74		249	912	380	306	178		109		166	94	1,036	533	2,681	140

(1)	Includes mainly 234 and 200 with Central Dock Sud S.A. as of December 31, 2009 and 2008, respectively.

The Company maintains purchase, sale and financing transaction with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2009, 2008 and 2007, include the following:

	2009				2008					2007
	Sales	Purchases and services	Loans obtained (paid), net	Interests and Commissions gains (losses), net	Sales	Purchases and services	Loans (granted) collected, net	Loans obtained (paid), net	Interests gains (losses), net	Sales	Purchases and services	Loans (granted) collected, net	Interests gains (losses), net
Jointly controlled companies:
Profertil S.A.	29	71	—	—	20	83	—	—	—	32	86	—	—
Mega	622	20	—	—	900	11	—	—	—	669	—	—	—
Refinor	201	84	—	—	140	62	—	—	—	199	66	—	—

	852	175	—	—	1,060	156	—	—	—	900	152	—	—

Companies under significant influence:	116	194	(13)	12	82	168	(173)	—	11	90	151	25	—

Main shareholders and other related parties under their control:
Repsol YPF	—	35	—	—	—	26	—	—	—	—	18	926	15
Repsol YPF Transporte y Trading S.A.	—	4	—	—	737	1,123	—	—	—	1,276	827	—	—
Repsol YPF Brasil S.A.	96	—	—	—	158	—	1,103	—	3	116	—	225	88
Repsol YPF Gas S.A.	162	5	—	—	198	4	—	—	—	227	6	—	—
Repsol International Finance B.V.	—	—	—	—	—	—	1,437	—	28	—	—	143	91
Repsol YPF E&P Bolivia S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	(51)	—	—	56	1,036	(20)	—	—	(2)	7
Nuevo Banco de Entre Ríos S.A.	—	—	27	—	—	—	—	23	—	—	—	—	—
Nuevo Banco de Santa Fe S.A.	—	—	30	(4)	—	—	—	45	(3)	—	—	—	—
Others	152	33	8	(1)	212	11	—	13	—	160	10	—	—

	410	77	65	(56)	1,305	1,164	2,596	1,117	8	1,779	861	1,292	201

	1,378	446	52	(44)	2,447	1,488	2,423	1,117	19	2,769	1,164	1,317	201

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

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustment	Total
Year ended December 31, 2009
Net sales to unrelated parties	4,757	25,733	1,932	520	—	32,942
Net sales to related parties	751	627	—	—	—	1,378
Net intersegment sales	14,473	1,202	1,105	350	(17,130)	—

Net sales	19,981	27,562	3,037	870	(17,130)	34,320

Operating income (loss)	5,379	1,896	559	(820)	(15)	6,999
(Loss) income on long-term investments	(43)	21	—	—	—	(22)
Depreciation	4,073	527	121	111	—	4,832
Acquisitions of fixed assets	3,879	1,177	155	178	—	5,389
Assets	24,133	11,393	2,066	3,439	(748)	40,283
Year ended December 31, 2008
Net sales to unrelated parties	4,016	25,364	2,829	219	—	32,428
Net sales to related parties	939	1,508	—	—	—	2,447
Net intersegment sales	12,663	1,145	1,094	461	(15,363)	—

Net sales	17,618	28,017	3,923	680	(15,363)	34,875

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustment	Total
Operating income (loss)	3,315	3,089	1,178	(815)	(102)	6,665
Income on long-term investments	67	16	—	—	—	83
Depreciation	4,111	467	119	78	—	4,775
Acquisitions of fixed assets	6,290	1,013	148	511	—	7,962
Assets	21,755	10,286	2,295	5,224	(481)	39,079
Year ended December 31, 2007
Net sales to unrelated parties	3,288	20,375	2,563	109	—	26,335
Net sales to related parties	724	2,045	—	—	—	2,769
Net intersegment sales	14,056	1,858	892	440	(17,246)	—

Net sales	18,068	24,278	3,455	549	(17,246)	29,104

Operating income (loss)	5,679	1,234	500	(620)	(136)	6,657
Income on long-term investments	18	16	—	—	—	34
Depreciation	3,616	377	92	54	—	4,139
Acquisitions of fixed assets	4,861	898	143	314	—	6,216
Assets	19,893	11,199	2,220	5,421	(631)	38,102

Export sales, net of withholdings taxes, for the years ended December 31, 2009, 2008 and 2007 were 4,904, 7,228 and 8,400, respectively. Export sales were mainly to the United States of America and Brazil.

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

The amount charged to expense related to the mentioned Performance Bonus Programs was 89, 72 and 61 for the years ended December 31, 2009, 2008, and 2007, respectively.

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

The total charges recognized under the Retirement Plan amounted approximately 15, 13 and 11, for the years ended December 31, 2009, 2008 and 2007, respectively.

10. COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2009, the Company has reserved 2,300 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

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

•

Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

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

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal, filed with the cassation appeal, is still pending before the CSJN. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. On April 19, 2010, the Antitrust Board rejected the presentation and YPF appealed the decision.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Appeal Court in Criminal Economic Matters decisions tend to confirm the decisions made by the Antitrust Board.

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

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract for cutbacks accumulated as of September, 2007, for a total amount of US$ 93 million. These invoices have been rejected by the Company, assuming no responsibility. Furthermore, the above-mentioned companies had notified the formal start-up period of negotiations previous to any arbitration complaint. Although such period is overdue, the Company has not been notified of the initiation of the arbitration proceedings.

Additionally, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas

“deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it in which the plaintiff is claiming the fulfilment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned claims. In the opinion of YPF’s management the claims received up to date will not have a material adverse effect on future results of operations.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of December 31, 2009, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

•	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters Nº 3, Secretariat Nº 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 33 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

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

As of December 31, 2009, reserves for the environmental contingencies and other claims totaled approximately 531. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 53 as of December 31, 2009, in connection with such activities.

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

•

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

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

•

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin – contaminated sediment in the lower six–mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009.

•

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming during the first quarter of 2011. Tierra will respond to any further EPA proposal as may be appropriate at that time.

•

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

•

In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2010, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed in nine months. The first phase estimated cost is approximately US$ 45 million. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start once the first phase is completed. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. As of December 31, 2009, US$ 22 million have been deposited and an additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during the first quarter of 2010, a letter of credit to provide financial assurance has been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of December 31, 2009, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of December 31, 2009, there are approximately 248 reserved, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently reserved.

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

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million. As a result YPF Holdings Inc. has reserved 27 (which are included in the amount of 102 disclosed in the following paragraphs).

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

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Tierra has submitted work plans for additional sampling requested by the DEP and is presently awaiting DEP comments.

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As a result YPF Holdings Inc. has reserved 29 (which are included in the amount of 102 disclosed in the following paragraphs).

As of December 31, 2009, there are approximately 102 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

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

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 8 as of December 31, 2009 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its reserve as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former

Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of December 31, 2009, YPF Holdings Inc. has reserved 32 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has reserved 10 as of December 31, 2009 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known vinculation. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2009, YPF Holdings Inc. has reserved approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2009, YPF Holdings Inc. has reserved 32 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and Vinyl Chloride Monomer (“VCM”), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current reserves for this matter. In March 2009, Maxus paid US$ 15 million to Occidental, and remains in discussions with Occidental regarding additional costs. As of December 31, 2009 YPF Holdings Inc. has reserved approximately 1 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle

Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and pursuant to the court decision, Maxus must pay on behalf of Occidental 15.96% of those costs incurred by one of the plaintiffs. That decision was appealed, and the parties are awaiting the court’s decision. As of December 31, 2009, YPF Holdings Inc. has reserved 14 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. reserves legal contingences and environmental situations that are probable and can be reasonably estimated.

•	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been reserved based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until third parties become involved.

•

Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

•

Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata Refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

•

EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce (“ICC”) against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests, without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim were partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. The Company and EDF both challenged the arbitral decision before the Argentine justice. On April 22, 2008, the Federal Court of Appeals on Commercial Matters declared that the appeal filed with by YPF has suspension effects on the arbitral decision. Nevertheless, EDF sought the enforcement of the arbitral decision before the Court of the District of Delaware, United States, which was rejected by the Company. The mentioned enforcement has been rejected by the First Instance Court. The Court of Appeals of United States partially overturned such decision and ordered the suspension of proceedings until the conclusion of the Argentine annulment proceedings, as required by YPF. Additionally YPF has been notified of the enforcement proceedings EDF has commenced in Paris, France.

On December 9, 2009, the Court of Appeals on Commercial Matters declared the arbitral award void with regard to the payment imposed to Endesa Internacional S.A. and YPF in favor of EDF as well as the payment imposed to EDF in favor of Endesa Internacional S.A. and YPF. On February 8, 2010, the Company was notified of the extraordinary appeal filed by EDF against the decision of the Court of Appeals on Commercial Matters. The Supreme Court has rejected EDF’s extraordinary appeal and, consequently, EDF has presented a complaint appeal.

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

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges. On November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending.

•	Claims related to the gas market and others:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

•

Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the ICC, claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: i) that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and ii) that AESU / Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. As of the date of the issuance of these financial statements, the Arbitration Tribunal has been constituted. The parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear this claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgás is solved.

•

Administrative presentation against Transportadora de Gas del Norte S.A. (“TGN”): On April 8, 2009, YPF filed a complaint against TGN before the ENARGAS, seeking the termination of the natural gas transportation contract with that company to transport natural gas associated with the natural gas export contract entered with AESU and other parties. The termination of the contract with TGN is based on: (a) the impossibility of YPF to use and of TGN to render the natural gas transportation service due to the conjunction of (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other parties under current regulatory framework, (b) the legal impossibility of TGN to render the transportation service on a firm basis according to the terms of the contract as a consequence of certain changes in the regulatory framework since 2004, and (c) the Hardship Provision (teoría de la imprevisión) as defined under Argentine law, upon the existence of extraordinary events which caused an excessive burden.

•

National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Management based on the evidence available to date and upon the opinion of its legal advisors, has considered them to be possible contingencies.

•

Users and Consumers’ association claim: the “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 304), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

•

Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the events of force majeure and fortuitous case. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

•

Pluspetrol Energy S.A. contractual obligations: Pluspetrol Energy S.A. (“Pluspetrol”) and Gas Atacama Generación S.A. (“Gas Atacama”) had reached an agreement through which, in case that Pluspetrol could not fulfill its natural gas delivery obligations, it would indemnify Gas Atacama. This agreement would come into effect once ratified by the Secretariat of Energy. However, in March 10, 2008, the Ministry of Economy and Production issued Resolution No. 127/2008, by which natural gas export withholding rate was increased, significantly changing the commercial terms of the aforementioned agreement. Consequently, Pluspetrol informed Gas Atacama and the Secretariat of Energy its intention to terminate the aforementioned agreement. As a result, the parties initiated conversations in order to consider the new regulatory framework and reached a new agreement with a cap to the compensation Pluspetrol must pay to Gas Atacama in case it fails to deliver the committed volumes.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been reserved since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

b)	Environmental liabilities:

•

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

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior to December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 4,254 as of December 31, 2009, the Company has reserved 464 corresponding to environmental remediation, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c)	Contractual commitments and regulatory requirements:

•

Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the year in which are identified.

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

•

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

•

Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

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

•	Agreements for the extension of concessions:

(i)	Agreement with the Argentine Government and the Province of Neuquén of the year 2000: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years and until November 2027 the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

(ii)	Agreement with the Province of Neuquén of the year 2008: In September, 2008, YPF entered into a Memorandum of Agreement (hereinafter, the “Memorandum of Agreement”) with the Province of Neuquén, to extend for ten additional years until November, 2027 the term of eight production concessions: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernández. Provincial Act No. 2,615 approved the Memorandum of Agreement, which was enacted by Provincial Executive Decree No. 1,830/2008.

YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, initial payments of US$ 175 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of an extraordinary income according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 3,200 million; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 20 million, which will be made effective in the years 2008, 2009 and 2010.

(iii)	Agreements with the Province of Neuquén of the year 2009:

•

Aguada Pichana and San Roque: YPF, together with Total Austral S.A., Pan American Energy LLC Sucursal Argentina (“PAE”) and Wintershall Energía S.A. entered into a Memorandum of Agreement with the province of Neuquén, to extend until the year 2027 the term of Aguada Pichana and San Roque Concessions (the “Memorandum of Agreement AP and SR”).

The aforementioned companies undertook the following commitments: i) to make a total initial payment of US$ 88 million, paying each company on a pro rata basis based on its working interest in the area (US$ 26 million for YPF); ii) to pay in cash to the province an “Extraordinary Production Royalty” of 3% of the production of the areas involved in the Memorandum of Agreement AP and SR. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of extraordinary income according to a mechanism established in the Memorandum of Agreement AP and SR; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 883 million; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 10 million (US$ 3 million based on YPF’s interest). Payments will be made effective in monthly installments, according to the Memorandum Agreement AP and SR.

•

Lindero Atravesado: In May 2009, YPF, jointly with PAE, entered into a memorandum of agreement with the Province of Neuquén to extend until the year 2026 the term of Lindero Atravesado Concession (the “Memorandum of Agreement LA”). In June 2009, the Memorandum of Agreement LA was approved by all parties, which agreed to the following: i) to make a total initial payment of US$ 8 million, paying each company on a pro rata basis based on its working interest in the area (US$ 3 million for YPF); ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to a mechanism established in the Memorandum of Agreement LA; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 132 million through 2026; and iv) to make “Corporate Social Responsibility” contributions to the Province of Neuquén in an amount of US$ 1 million (US$ 0.3 million based on YPF’s interest).

d)	Operating leases:

As of December 31, 2009, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the years ended December 31, 2009, 2008 and 2007, amounted to 531, 466 and 396, respectively.

As of December 31, 2009, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	578	384	274	65	36	180

11. RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). As of December 31, 2009, the legal reserve has reached the 20% of the Social Capital amounting to 2,243.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from treaties for the avoidance of double taxation, which will be subject to a minor tax rate.

12. MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2007:

•

YPF acquired an additional 18% interest in Oleoducto Trasandino (Argentina) S.A., an 18% interest in Oleoducto Trasandino (Chile) S.A. and an 18% interest in A&C Pipeline Holding Company, for an amount of US$ 5.3 million.

•	YPF sold its interest in Petróleos Trasandinos S.A., for an amount of US$ 2.

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

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Accounting Standard Codification (“ASC”) No. 830, “Foreign Currency translation” (“ASC No. 830”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2009, 2008 and 2007, prepared in accordance with Argentine GAAP by applying the procedures specified in ASC No. 830. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of ASC No. 830. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.80, 3.45 and 3.15 to US$ 1, as of December 31, 2009, 2008 and 2007, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, revenues, income, costs and expenses of investees in which joint control is held. Under U.S. GAAP these investees are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 820, 648 and 486 in total assets and total liabilities as of December 31, 2009, 2008 and 2007, respectively, and an increase of 1,433, 1,770 and 1,350 in net sales and 551, 681, and 690 in operating income for the years ended December 31, 2009, 2008 and 2007, respectively.

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

Under U.S. GAAP, until December 31, 2008, for proved oil and gas properties the Company performed the impairment test on an individual field basis. From January 2009, the Company has reassessed its proved oil and gas properties’ grouping for impairment purposes, as a consequence of certain regulatory developments that have been implemented in Argentina during recent periods that have also affected its operation (Note 10.c). As a consequence of this reassessment from January 1, 2009, oil properties are grouped into a unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Impairment charges recorded until December 31, 2008, has not been reversed, therefore, the modification in the long-lived asset grouping has not had any effect in the operation results for the year ended December 31, 2009. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC No. 360, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such an asset with the expected undiscounted cash flow. If the book value exceeds the expected undiscounted cash flow, then the impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

There were no impairment charges under U.S. GAAP for the year ended December 31, 2009. Additional impairment charges under U.S. GAAP amounted to 124 and 180 for the years ended December 31, 2008 and 2007, respectively, and were included as operating income from continuing operations. The impairment recorded in years ended December 31, 2008 and 2007 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of the YPF’s Exploration and Production Business Segment.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 173, 119 and 132 for the years ended December 31, 2009, 2008 and 2007, respectively.

e.	Reorganization of entities under common control

Under Argentine GAAP, results on sales of noncurrent assets and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively. Under U.S. GAAP, results on sales of noncurrent assets to entities under common control (within the Repsol YPF Group) are eliminated and the corresponding accounts receivable are considered as a capital (dividend) transaction.

During the year ended December 31, 2007, the Company collected the account receivables related with the reorganization of entities under common control. Accordingly, no shareholders’ equity adjustment is required as of December 31, 2009, 2008 and 2007. Net income reconciliation for the year ended December 31, 2007, include the elimination of interests accrued under Argentine GAAP in relation with the mentioned account receivables, which should not be recognized under U.S. GAAP.

f.	Pension Plans

As displayed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits (“pension plans”).

Under Argentine GAAP, as of December 31, 2009, the Company fully recognized the underfunded status of pension plans as a liability. The actuarial losses were charged to the “Other income (expense), net” account of the statement of income. Until December 31, 2008, the unrecognized actuarial losses were deferred and recorded in the statement of income during the expected average service period of the employees participating in the plans and the life expectancy of retired employees. The effect on net income related to the change in the accounting recognition criteria for losses and gains due to changes in actuarial assumptions for the years ended December 31, 2008 and 2007 is not material.

Under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” codified into ASC No. 320. Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of retired employees.

g.	Accounting for asset retirement obligations

ASC No. 410, “Accounting for Asset Retirement Obligations” (“ASC No. 410”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. ASC No. 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under US GAAP is detailed in Note 15.c.

Argentine GAAP is similar to ASC No. 410, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

h.	Consolidation of variable interest entities—Interpretation of ARB No. 51

Under Argentine GAAP consolidation is based on having the votes necessary to control corporate decisions (Note 1). FIN 46R, “Consolidation of Variable Interest Entities”, codified into ASC No. 810, clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

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

YPF was exposed to any change in the price of the crude oil it will deliver in the future under the outstanding FOS transaction. YPF’s exposure derived from crude oil swap agreement under which YPF paid a fixed price with respect to the nominal amount of the crude oil sold, and received the variable market price of such crude oil.

In May 2008, YPF delivered the last barrels committed under the FOS transaction; consequently the transaction and the swap agreement expired. As of December 31, 2009 and 2008, no shareholder’s equity reconciliation adjustment is required.

The effect before taxes of such consolidation was an increase in the “Loans” account of 68, an increase of current assets of 24, the elimination of “Net advances from crude oil purchasers” of 9 and a decrease in shareholders’ equity of 35 as of December 31, 2007.

i.	Capitalization of financial expenses

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

Under US GAAP, interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 is included in “Capitalization of financial expenses” in the reconciliation in Note 14.

The adjusted basis of fixed assets results in higher depreciation under U.S. GAAP of 57, 47 and 41 for the years ended December 31, 2009, 2008 and 2007, respectively.

j.	SFAS No.141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, codified into ASC No. 810

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS No. 141(R)”) which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date, measured at their fair value as of that date, with limited exceptions. SFAS No. 141(R) changed the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Since the Company has not been involved in any business combinations, the adoption of this standard had no impact to the Company’s result of operations, financial position or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51” (“SFAS No. 160”), which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement had no significant effect in the Company’s results of operations, financial position or cash flows.

k.	SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, codified into ASC No. 815

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The new standard also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. As the Company has not any Derivative Instrument and Hedging Activities, this statement had no impact to the Company’s results of operations, financial position or cash flows.

l.	SFAS No. 165, Subsequent Events, codified into ASC No. 855

In May 2009, the FASB issued SFAS No. 165, which establishes general standards of accounting for, and requires disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the provisions of SFAS No. 165 as of December 31, 2009. The adoption of SFAS No. 165 did not have a material effect on the condensed consolidated financial statements.

m.	SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of SFAS No. 162”, codified into ASC No. 105

In June 2009, the FASB issued SFAS No. 168 which replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” and establishes the FASB Accounting Standard Codification (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. SFAS No. 168 was prospectively effective for financial statements issued for fiscal years ending on or after September 15, 2009 and interim periods within those fiscal years. The adoption of SFAS No. 168 did not impact the Company’s results of operations or financial condition. The Codification did not change GAAP, however, it did change the way GAAP is organized and presented. As a result, these changes impact how companies reference GAAP in their financial statements and in their significant accounting policies. The Company implemented the codification in this Report by providing references to the codification topics alongside references to the corresponding standards.

n.	Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78)

On December 31, 2008, the SEC published the final rules and interpretations updating its oil and gas reporting requirements (“SEC Final Rule”). Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves, the ability to include non-traditional resources in reserves, the use of new technology for determining reserves, and permitting disclosure of probable and possible reserves. The SEC required companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2009. Early adoption was not permitted. Additionally, in January 2010, the FASB issued ASU No. 2010-03, “Oil & Gas Reserves. Estimation and Disclosures” in order to align the current estimation and disclosure requirements with the requirements in the SEC Final Rule. The Company adopted the new requirements effective December 31, 2009. This adoption did not have a material impact on the Company’s reported reserves evaluation, results of operations, financial position or cash flows.

14. RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2009, 2008 and 2007, and to shareholders’ equity as of December 31, 2009, 2008 and 2007, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2009	2008	2007
Net income according to Argentine GAAP	3,486	3,640	4,086
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 13.a)	537	725	805
Remeasurement into functional currency (Note 13.a)	(1,478)	(1,230)	(1,513)
Impairment of long-lived assets (Note 13.d)	173	(5)	(48)
Reorganization of entities under common control - Interest from accounts receivable (Note 13.e)	—	—	(15)
Pension Plans (Note 13.f)	(40)	(79)	(21)
Asset Retirement Obligations (Note 13.g)	(114)	(55)	19
Consolidation of VIEs (Note 13.h)	—	35	24
Capitalization of financial expenses (Note 13.i)	(17)	(41)	3
Deferred income tax (1)	58	24	(15)

Net income in accordance with U.S. GAAP	2,605	3,014	3,325

Shareholders’ equity according to Argentine GAAP	18,881	20,356	26,060
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1 and 13.a)	(2,941)	(3,478)	(4,203)
Remeasurement into functional currency and translation into reporting currency (Note 13.a)	10,265	9,150	7,723
Impairment of long-lived assets (Note 13.d)	(498)	(613)	(554)
Pension plans (Note 13.f)	—	(1)	(65)
Asset Retirement Obligations (Note 13.g)	(203)	(79)	(17)
Consolidation of VIEs (Note 13.h)	—	—	(35)
Capitalization of financial expenses (Note 13.i)	199	197	220
Deferred income tax (1)	14	(40)	(62)

Shareholders’ equity in accordance with U.S. GAAP	25,717	25,492	29,067

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

The summarized consolidated balance sheets as of December 31, 2009, 2008 and 2007, and consolidated statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

Summarized consolidated balance sheets

	2009	2008	2007
Current assets	11,129	9,653	10,695
Fixed assets	32,781	31,954	27,372
Other noncurrent assets	2,634	2,644	2,679

Total assets	46,544	44,251	40,746

Current liabilities	11,870	10,900	5,719
Noncurrent liabilities	8,957	7,859	5,960
Shareholders’ equity	25,717	25,492	29,067

Total liabilities and shareholders’ equity	46,544	44,251	40,746

Summarized consolidated statements of income

	2009	2008	2007
Net sales (1)	32,931	33,103	27,746
Operating income (Note 15.a)	4,385	5,230	5,176
Net income	2,605	3,014	3,325
Earnings per share, basic and diluted	6.62	7.66	8.45
(1) Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

Summarized consolidated statements of cash flows

	2009	2008	2007
Net cash flow provided by operating activities	9,303	13,497	7,926
Net cash flow used in investing activities	(5,566)	(6,958)	(6,112)
Net cash flow used in financing activities	(2,960)	(6,215)	(2,035)

Increase (decrease) in cash and equivalents	777	324	(221)

Cash and equivalents at the beginning of years	977	610	821
Exchange differences from cash and equivalents	54	43	10

Cash and equivalents at the end of years	1,808	977	610

Cash and equivalents at the end of years are comprised as follows:

	2009	2008	2007
Cash	563	384	193
Cash equivalents(1)	1,245	593	417

Cash and equivalents at the end of years(2)	1,808	977	610

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The principal financing and investing transactions not affecting cash and equivalents consisted in increases in assets related to revisions in hydrocarbon well abandonment costs for the years ended December 31, 2009, 2008 and 2007 and the acquisitions during the years ended December 31, 2009 and 2008, of mineral property in connection with the extension of certain production concessions in the Province of Neuquén (Note 10.c.ii and iii), which is payable in installments through 2009 and 2010.

15. ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income

Under U.S. GAAP, costs charged to income for YPF Holdings environmental remediation, holding gains on inventories, impairment of long-lived assets, operating income from jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 14 is approximately the same as comprehensive income as defined by ASC No. 220, “Reporting Comprehensive Income” (“ASC 220”) for all periods presented, except for the effect in the years 2009, 2008 and 2007 of the variations of the following items. The items included in Accumulated other comprehensive income as of December 31, 2009, 2008 and 2007, are as follows:

	2009	2008	2007
Effect arising from the translation into reporting currency (1)	20,532	18,046	15,485
Pension plans (2)	(41)	(72)	(208)

Comprehensive income at the end of years	20,491	17,974	15,277

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Assets retirement obligation

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

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year and under US GAAP, is as follows:

	2009		2008	2007
Aggregate assets retirement obligation, beginning of year	4,382		3,036	2,441
Translation effect	213		381	83
Revision in estimated cash flows	(667	)(1)	652	314
Obligations incurred	156		138	67
Accretion expense	397		264	197
Obligations settled	(199)		(89)	(66)

Aggregate assets retirement obligation, end of year	4,282		4,382	3,036

(1)	The effect is mainly attributable to the new timing estimation for the Company’s wells abandonment obligations taking into consideration the extension of concessions.

d)	Fair Value Measurements

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements codified into ASC No. 820, which became effective for the Company on January 1, 2008. ASC No. 820 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC No. 820 does not mandate any new fair-value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements. Implementation of this standard did not have a material effect on the Company’s results of operations or consolidated financial position.

SFAS No. 157 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

The initial application of SFAS No. 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (Level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets is 653 as of December 31, 2009, and the related gains or losses from periodic measurement at fair value is immaterial to the Company’s financial statements.

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

Also in February 2008, the FASB issued FSP SFAS 157-2, Effective Date of FASB Statement No. 157, which delayed the Company’s application of SFAS 157 for nonrecurring non financial assets and liabilities until January 1, 2009. As of December 31, 2009, there are not financial assets or liabilities measured at fair value.

e)	SFAS Interpretation No. 48, “Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), codified into ASC No. 740

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

There were no unrecognized tax benefits as of December 31, 2009, 2008 and 2007.

Under Argentine tax regime, as of December 31, 2009, fiscal years 2002 through 2008 remain to examination by the Federal Administration of Public Revenues (“AFIP”).

16. OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and reserves.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

a) Fixed assets evolution

	2009
	Cost
Main account	Amounts at beginning of year	Net translation effect(5)	Increases		Net decreases, reclassifications and transfers		Amounts at the end of year
Land and buildings	2,508	—	5		693		3,206
Mineral property, wells and related equipment	57,588	53	304		3,556		61,501
Refinery equipment and petrochemical plants	10,243	—	13		591		10,847
Transportation equipment	1,956	—	—		17		1,973
Materials and equipment in warehouse	827	—	800		(813)		814
Drilling and work in progress	4,339	1	3,866		(4,566)		3,640
Exploratory drilling in progress	116	—	347		(344)		119
Furniture, fixtures and installations	749	—	6		129		884
Selling equipment	1,456	—	—		29		1,485
Other property	582	—	48		22		652

Total 2009	80,364	54	5,389	(2)(6)	(686	)(1)	85,121

Total 2008	73,060	56	7,962	(2)(6)	(714	)(1)	80,364

Total 2007	61,939	10	6,216	(2)	4,895	(1)(7)	73,060

	2009								2008		2007
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases	Accumulated at the end of year	Net book value		Net book value		Net book value
Land and buildings	1,163	(13)		2%	69	1,219	1,987		1,345		1,283
Mineral property, wells and related equipment	41,146	(3)		(4)	4,019	45,162	16,339	(3)	16,442	(3)	14,464	(3)
Refinery equipment and petrochemical plants	6,592	(5)		4 - 10%	515	7,102	3,745		3,651		3,088
Transportation equipment	1,383	(14)		4 - 5%	64	1,433	540		573		563
Materials and equipment in warehouse	—	—		—	—	—	814		827		791
Drilling and work in progress	—	—		—	—	—	3,640		4,339		4,617
Exploratory drilling in progress	—	—		—	—	—	119		116		147
Furniture, fixtures and installations	588	—		10%	86	674	210		161		99
Selling equipment	1,115	—		10%	61	1,176	309		341		350
Other property	304	—		10%	18	322	330		278		79

Total 2009	52,291	(35	)(1)		4,832	57,088	28,033

Total 2008	47,579	(63	)(1)		4,775	52,291			28,073

Total 2007	39,377	4,063	(1)(7)		4,139	47,579					25,481

(1)	Includes 6, 4 and 118 of net book value charged to fixed assets allowances for years ended December 31, 2009, 2008 and 2007, respectively.
(2)	Includes 176, 444 and 53 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2009, 2008 and 2007, respectively.
(3)	Includes 1,196, 1,260 and 851 of mineral property as of December 31, 2009, 2008 and 2007, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(6)	Includes 106 and 594 for the extension of certain exploitation concessions in the Province of Neuquén for the years ended December 31, 2009 and 2008, respectively (Note 10 c.ii and iii).
(7)	Includes 5,291 of cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disclosed as held for sale as of December 31, 2006 (Note 2.j).

b)	Investments in shares and holdings in companies under significant influence and other companies

	2009															2008		2007
								Information of the Issuer
	Description of the Securities									Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (5)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value		Book Value
Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	96	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/09	110	(3)	300	37.00%		96	(1)	95	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	48		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/09	14	28	146	33.15%		46		44
Oiltanking Ebytem S.A.	Common		$10	351,167	44	(2)	6	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	09/30/09	12	6	81	30.00%		41	(2)	44	(2)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	8		—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	12/31/08	156	49	211	10.00%		21		19
Central Dock Sud S.A.	Common		$0.01	2,822,342,992	4	(2)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/09	356	(35)	143	9.98	%(4)	14	(2)	7	(2)
Gas Argentino S.A. (6)	Common		$1	126,808,862	100		338	Investment in Metrogas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	12/31/09	280	(117)	192	45.33%		196		181
Inversora Dock Sud S.A.	Common		$1	103,501,823	112	(2)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/09	241	(19)	174	42.86%		136	(2)	114	(2)
Pluspetrol Energy S.A.	Common		$1	30,006,540	269		—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/09	67	(37)	636	45.00%		295		290
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	27,018,720	16		—	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	09/30/09	76	(1)	45	36.00%		14		16
Other companies:
Others (3)	—	—	—	—	27		—	—	—	—	—	—	—	—		31		27

					724		583									890		837

(1)	Holding in shareholder’s equity, net of intercompany profits.
(2)	Holding in shareholder’s equity plus adjustments to conform to YPF accounting methods.
(3)	Includes Gasoducto del Pacífico (Cayman) Ltd. A&C Pipeline Holding Company. Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Gasoducto Oriental S.A. and Mercobank S.A.
(4)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(5)	Cost net of cash dividends and stock redemption from long-term investments restated in accordance with Note 1.
(6)	On May 19, 2009, Gas Argentino S.A. (“GASA”) filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009.

c)	Allowances and reserves

	2009					2008	2007
Account	Amount at Beginning of Year	Increases	Decreases	Transfers	Amount at End of Year	Amount at End of Year	Amount at End of Year
Deducted from current assets:
For doubtful trade receivables	417	149	153	—	413	417	440
For other doubtful accounts	134	10	50	—	94	134	122

	551	159	203	—	507	551	562

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	48	1	32	—	17	48	50
For reduction in value of holdings in long-term investments	221	1	97	—	125	221	206
For unproductive exploratory drilling	3	—	—	—	3	3	3
For obsolescence of materials and equipment	42	1	6	—	37	42	44

	314	3	135	—	182	314	303

Total deducted from assets, 2009	865	162	338	—	689

Total deducted from assets, 2008	865	142	142	—		865

Total deducted from assets, 2007	878	221	234	—			865

Reserves for losses - current:
For various specific contingencies	588	27	238	(36)	341	588	466

	588	27	238	(36)	341	588	466

Reserves for losses - noncurrent:
For pending lawsuits, environmental contingencies and various specific contingencies	1,857	1,040	974	36	1,959	1,857	1,853

	1,857	1,040	974	36	1,959	1,857	1,853

Total included in liabilities, 2009	2,445	1,067	1,212	—	2,300

Total included in liabilities, 2008	2,319	870	744	—		2,445

Total included in liabilities, 2007	1,851	1,005	537	—			2,319

d)	Cost of sales

	2009	2008	2007
Inventories at beginning of year	3,449	2,573	1,697
Purchases for the year	5,873	8,547	6,637
Production costs (Note 16.f)	16,932	15,866	12,788
Holding (losses) gains on inventories	(11)	476	451
Inventories at end of year	(3,066)	(3,449)	(2,573)

Cost of sales	23,177	24,013	19,000

e) Foreign currency assets and liabilities

Account	Foreign currency and amount						Exchange rate in pesos as of 12-31-09		Book value as of 12-31-09
	2007		2008		2009
Current Assets
Cash	US$	17	US$	44	US$	102	3.76	(1)	384
Investments	US$	117	US$	165	US$	163	3.76	(1)	613
Trade receivables	US$	588	US$	556	US$	508	3.76	(1)	1,910
		€10		€1		€1	5.40	(1)	5
Other receivables	US$	1,092	US$	264	US$	488	3.76	(1)	1,835
		€4		€5		€3	5.40	(1)	16

Total current assets									4,763

Noncurrent Assets
Investments	US$	54	US$	52	US$	35	3.76	(1)	132
Other receivables	US$	6	US$	38	US$	27	3.76	(1)	102

Total noncurrent assets									234

Total assets									4,997

Current Liabilities
Accounts payable	US$	708	US$	1,314	US$	767	3.80	(2)	2,915
		€15		€24		€27	5.45	(2)	147
Loans	US$	140	US$	693	US$	910	3.80	(2)	3,458
Salaries and social security	US$	5	US$	13	US$	5	3.80	(2)	19
Net advances from crude oil purchasers	US$	3	—	—	—	—	—		—
Reserves	US$	79	US$	108	US$	64	3.80	(2)	243

Total current liabilities									6,782

Noncurrent Liabilities
Accounts payable	US$	742	US$	919	US$	563	3.80	(2)	2,139
Loans	US$	166	US$	365	US$	510	3.80	(2)	1,938
Salaries and social security	US$	52	US$	34	US$	26	3.80	(2)	99
Reserves	US$	374	US$	331	US$	342	3.80	(2)	1,300

Total noncurrent liabilities									5,476

Total liabilities									12,258

(1)	Buying exchange rate.
(2)	Selling exchange rate.

f)	Expenses incurred

	2009					2008	2007
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total
Salaries and social security taxes	1,245	303	219	60	1,827	1,592	1,225
Fees and compensation for services	189	337	52	9	587	638	517
Other personnel expenses	359	94	24	17	494	520	415
Taxes, charges and contributions	277	40	438	—	755	712	551
Royalties and easements	2,516	—	9	20	2,545	2,418	2,006
Insurance	176	10	14	—	200	159	126
Rental of real estate and equipment	449	5	77	—	531	466	396
Survey expenses	—	—	—	54	54	186	218
Depreciation of fixed assets	4,610	100	122	—	4,832	4,775	4,139
Industrial inputs, consumable materials and supplies	631	6	58	1	696	676	593
Operation services and other service contracts	1,810	38	133	—	1,981	1,244	677
Preservation, repair and maintenance	2,176	32	99	8	2,315	2,471	1,757
Contractual commitments	139	—	—	—	139	61	596
Unproductive exploratory drillings	—	—	—	356	356	351	144
Transportation, products and charges	927	—	1,117	1	2,045	2,144	1,813
(Recovery) allowance for doubtful trade receivables	—	—	(11)	—	(11)	(12)	45
Publicity and advertising expenses	—	67	98	—	165	179	142
Fuel, gas, energy and miscellaneous	1,428	70	41	26	1,565	1,483	875

Total 2009	16,932	1,102	2,490	552	21,076

Total 2008	15,866	1,053	2,460	684		20,063

Total 2007	12,788	805	2,120	522			16,235

17. RECENT EVENTS

In April 2010, the Company paid dividends for approximately 2,163. As of the date of the issuance of these financial statements, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statement.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is presented in accordance with ASC No. 932 “Extractive Activities – Oil and Gas”, as amended by ASU 2010 – 03 - see Note 13.n (amounts expressed in millions of Argentine Pesos, except where otherwise indicated and prepared under Argentine GAAP).

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2009, 2008 and 2007:

	2009			2008			2007
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	60,304	844	61,148	56,452	716	57,168	50,871	545	51,416
Support equipment and facilities	1,492	—	1,492	1,505	—	1,505	1,358	—	1,358
Drilling and work in progress	1,744	—	1,744	2,341	—	2,341	2,656	—	2,656
Unproved oil and gas properties	400	79	479	384	53	437	147	50	197

Total capitalized costs	63,940	923	64,863	60,682	769	61,451	55,032	595	55,627
Accumulated depreciation and valuation allowances	(45,291)	(465)	(45,756)	(41,620)	(115)	(41,735)	(37,613)	(18)	(37,631)

Net capitalized costs	18,649	458	19,107	19,062	654	19,716	17,419	577	17,996

	2009			2008			2007
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	213	—	213	212	—	212	211	—	211
Support equipment and facilities	—	—	—	—	—	—	—	—	—
Drilling and work in progress	—	—	—	—	—	—	—	—	—
Unproved oil and gas properties	72	—	72	34	—	34	—	—	—

Total capitalized costs	285	—	285	246	—	246	211	—	211
Accumulated depreciation and valuation allowances	(181)	—	(181)	(169)	—	(169)	(138)	—	(138)

Net capitalized costs	104	—	104	77	—	77	73	—	73

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2009, 2008 and 2007:

	2009			2008			2007
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Acquisition of unproved properties	—	23	23	—	—	—	—	—	—
Exploration costs	567	19	586	631	71	702	545	31	576
Development costs	3,668	77	3,745	5,848	111	5,959	4,225	265	4,490

Total costs incurred	4,235	119	4,354	6,479	182	6,661	4,770	296	5,066

	2009			2008			2007
Company’s share in equity method investees’ costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Exploration costs	36	—	36	34	—	34	—	—	—
Development costs	3	—	3	2	—	2	18	—	18

Total costs incurred	39	—	39	36	—	36	18	—	18

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

	2009			2008			2007
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	3,236	173	3,409	3,363	190	3,553	2,737	12	2,749
Net intersegment sales	14,823	—	14,823	12,576	—	12,576	13,989	—	13,989

Total net revenues	18,059	173	18,232	15,939	190	16,129	16,726	12	16,738
Production costs	(8,801)	(55)	(8,856)	(8,373)	(21)	(8,394)	(6,989)	(7)	(6,996)
Exploration expenses	(514)	(38)	(552)	(614)	(70)	(684)	(465)	(57)	(522)
Depreciation and expense for valuation allowances	(3,708)	(334)	(4,042)	(3,985)	(95)	(4,080)	(3,572)	(4)	(3,576)
Other	(422)	—	(422)	(275)	—	(275)	(190)	—	(190)

Pre-tax income (loss) from producing activities	4,614	(254)	4,360	2,692	4	2,696	5,510	(56)	5,454
Income tax expense	(1,730)	—	(1,730)	(1,030)	—	(1,030)	(2,314)	—	(2,314)

Results of oil and gas producing activities	2,884	(254)	2,630	1,662	4	1,666	3,196	(56)	3,140

	2009			2008			2007
Company’s share in equity method investee’s results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	108	—	108	110	—	110	138	—	138
Net intersegment sales	20	—	20	11	—	11	—	—	—

Total net revenues	128	—	128	121	—	121	138	—	138
Production costs	(99)	—	(99)	(40)	—	(40)	(45)	—	(45)
Depreciation and expense for valuation allowances	(11)	—	(11)	(31)	—	(31)	(24)	—	(24)

Pre-tax income (loss) from producing activities	18	—	18	50	—	50	69	—	69
Income tax expense	(7)	—	(7)	(18)	—	(18)	(24)	—	(24)

Results of oil and gas producing activities	11	—	11	32	—	32	45	—	45

Oil and gas reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible (from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations) prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

In accordance with the SEC’s new rules and FASB’s ASC 932 as amended (see Note 13.n), information on net proved reserves as of December 31, 2009 was calculated using the average price during the 12-month period ending on December 31, 2009, determined as an unweighted average of the first-day-of-the-month price for each month of that period. Information on net proved reserves as of December 31, 2008 and 2007 was calculated using year-end prices and costs, respectively.

Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as “royalties” under local rules. The same methodology is followed in reporting our production amounts.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

YPF’s estimated proved reserves as of December 31, 2009, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

The use of new reliable technology as well as the change to an average of the first-day of the month prices from year-end prices to calculate proved reserves did not have any material impact on YPF’s proved reserves volumes in 2009.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2009, 2008 and 2007 and the changes therein.

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2009				2008				2007
Consolidated Reserves	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide	Argentina		Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	579		1	580	617		6	623	674		6	680
Revisions of previous estimates	38		1	39	35		(4)	31	46		—	46
Extensions, discoveries and improved recovery	29		—	29	41		—	41	17		—	17
Production for the year (3)	(110)		(1)	(111)	(114)		(1)	(115)	(120)		—	(120)

End of year(4)	536	(1)	1	537	579	(1)	1	580	617	(1)	6	623

Proved developed reserves
Beginning of year	450		1	451	460		—	460	521		—	521
End of year	428	(2)	1	429	450	(2)	1	451	460	(2)	—	460

	Crude oil, condensate and natural gas liquids (Millions of barrels)
	2009			2008			2007
Company’s share in equity method investee’s proved reserves	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	1	—	1	2	—	2	3	—	3
Revisions of previous estimates	2	—	2	—	—	—	—	—	—
Extensions, discoveries and improved recovery	—	—	—	—	—	—	—	—	—
Production for the year	(1)	—	(1)	(1)	—	(1)	(1)	—	(1)

End of year	2	—	2	1	—	1	2	—	2

Proved developed reserves
Beginning of year	1	—	1	1	—	1	2	—	2
End of year	2	—	2	1	—	1	1	—	1

(1)	Includes natural gas liquids of 83, 98 and 114 as of December 31, 2009, 2008 and 2007, respectively.
(2)	Includes natural gas liquids of 67, 71 and 76 as of December 31, 2009, 2008 and 2007, respectively.
(3)	Crude oil, condensate and natural gas liquids production for the years 2009, 2008 and 2007 includes approximately 14, 14 , and 14, respectively, of crude oil, condensate and natural gas liquids equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.
(4)	Proved reserves of crude oil, condensate and natural gas liquids as of December 31, 2009, 2008 and 2007, include approximately 67, 70 and 74, respectively, of crude oil, condensate and natural gas liquids equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.

	Natural gas (Billions of standard cubic feet) (2)
	2009			2008			2007
Consolidated reserves	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	3,096	3	3,099	3,702	6	3,708	4,008	7	4,015
Revisions of previous estimates	36	—	36	(132)	(2)	(134)	319	—	319
Extensions and discoveries	70	—	70	132	—	132	9	—	9
Production for the year (1)(2)	(532)	(1)	(533)	(606)	(1)	(607)	(634)	(1)	(635)

End of year(3)	2,670	2	2,672	3,096	3	3,099	3,702	6	3,708

Proved developed reserves
Beginning of year	2,216	3	2,219	2,438	3	2,441	2,568	3	2,571
End of year	2,100	2	2,102	2,216	3	2,219	2,438	3	2,441

	Natural gas (Billions of standard cubic feet) (2)
	2009			2008			2007
Company’s share in equity method investee’s proved reserves	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved developed and undeveloped reserves
Beginning of year	49	—	49	51	—	51	73	—	73
Revisions of previous estimates	17	—	17	16	—	16	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Production for the year (1)	(17)	—	(17)	(18)	—	(18)	(22)	—	(22)

End of year	49	—	49	49	—	49	51	—	51

Proved developed reserves
Beginning of year	49	—	49	31	—	31	52	—	52
End of year	49	—	49	49	—	49	31	—	31

(1)	Excludes quantities which have been flared or vented.
(2)	Natural gas production for the years 2009, 2008 and 2007 includes approximately 56, 69 and 72, respectively, of gas equivalent to the royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.
(3)	Proved reserves of natural gas as of December 31, 2009, 2008 and 2007, include approximately 280, 377 and 423, respectively, of natural gas equivalent to royalties, whether payable in cash or in kind, where the royalty owner has not a direct interest in the underlying production and the option and ability to make lifting and sale arrangement independently.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 3.80, 3.45 and 3.15 to US$ 1, as of December 31, 2009, 2008 and 2007, respectively.

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

	2009			2008			2007
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	111,797	265	112,062	88,852	289	89,141	120,976	1,871	122,847
Future production costs	(41,430)	(139)	(41,569)	(39,449)	(144)	(39,593)	(34,829)	(498)	(35,327)
Future development costs	(13,793)	—	(13,793)	(11,753)	(4)	(11,757)	(9,164)	(145)	(9,309)
Future income tax expenses	(13,889)	(44)	(13,933)	(7,759)	(49)	(7,808)	(22,390)	(430)	(22,820)
10% annual discount for estimated timing of cash flows	(11,917)	(8)	(11,925)	(7,899)	(25)	(7,924)	(18,546)	(218)	(18,764)

Standardized measure of discounted future net cash flows	30,768	74	30,842	21,992	67	22,059	36,047	580	36,627

	2009			2008			2007
Company’s share in equity method investee’s standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	537	—	537	627	—	627	409	—	409
Future production costs	(145)	—	(145)	(121)	—	(121)	(103)	—	(103)
Future income tax expenses	(130)	—	(130)	(178)	—	(178)	(89)	—	(89)
10% annual discount for estimated timing of cash flows	(68)	—	(68)	(62)	—	(62)	(33)	—	(33)

Standardized measure of discounted future net cash flows	194	—	194	266	—	266	184	—	184

(1)	Future cash inflows are stated net of the impact of withholdings on exports until 2011, according to the provisions of Law No. 26,217.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2009, 2008 and 2007:

	2009		2008	2007
	Consolidated	Company’s share in equity method investees
Beginning of year	22,059	266	36,627	29,950
Sales and transfers, net of production costs	(9,600)	(169)	(11,353)	(8,304)
Net change in sales and transfer prices, net of future production costs	11,534	(83)	(25,502)	7,056
Changes in reserves and production rates (timing)	3,464	87	1,282	5,391
Net changes for extensions, discoveries and improved recovery	2,745	—	2,250	793
Changes in estimated future development and abandonment costs	(2,416)	(22)	(2,495)	(949)
Development costs incurred during the year that reduced future development costs	2,108	1	2,554	1,762
Accretion of discount	1,896	18	3,428	2,198
Net change in income taxes	(3,159)	69	11,732	(2,123)
Others	2,211	27	3,536	853

End of year	30,842	194	22,059	36,627