Form 20-F
period 2010-12-31
YPF SOCIEDAD ANONIMA
filed 2011-04-12
CIK 904851

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number: 1-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
Republic of Argentina
(Jurisdiction of incorporation or organization)
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)
Ángel Ramos Sánchez
Tel: (011-54-11) 5441-0970
Facsimile Number: (011-54-11) 5441-0232
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing one Class D Share, par value 10 pesos per share	New York Stock Exchange
Class D Shares	New York Stock Exchange*

*	Listed not for trading but only in connection with the registration of American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2010 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	40,422
Class D Shares	393,260,983

393,312,793

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒	No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes	No ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	Yes ☒	No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	Yes	No
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

Back to Contents

i

Back to Contents

ii

Back to Contents

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

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

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

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2010, 2009 and 2008, YPF’s audited consolidated statements of income for the years ended December 31, 2010, 2009 and 2008, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2010, 2009 and 2008, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2010, 2009 and 2008, and the related notes and schedules thereto.

Unless otherwise indicated, the information contained in this annual report reflects:

•	for the subsidiaries that were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests, and

•	for those subsidiaries whose results were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such subsidiaries at the date or for the periods indicated. For information regarding consolidation, see Note 1(a) to the Audited Consolidated Financial Statements.

The Audited Consolidated Financial Statements and other amounts derived from such Audited Consolidated Financial Statements included in this annual report reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant pesos through February 28, 2003. See Note 1(a) to the Audited Consolidated Financial Statements.

Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect

Back to Contents

to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the company’s ability to satisfy its long-term sales commitments from future supplies available to the company, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” below and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60 ºF for temperature. All volume units expressed in this report are at surface conditions.

Back to Contents

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

Back to Contents

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

The financial data as of December 31, 2010, 2009 and 2008 and for the years then ended is derived from our Audited Consolidated Financial Statements, which are included in this annual report. The financial data as of and for the year ended December 31, 2007 is derived from our audited financial statements as of December 31, 2009, 2008 and 2007 (the “Restated Audited Consolidated Financial Statements”), included in our report on Form 6-K furnished to the SEC on March 14, 2011 (SEC Accession No. 0001208646-11-000114), which are not included in this annual report. The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended included in this annual report reflects the effect of the restatement of our Argentine GAAP (as defined below) income tax expense, net income, earnings per ADS, accounts payable (when applicable), investments, other receivables, taxes payable and shareholders’ equity from the amounts originally presented to give retroactive effect to a change in Argentine GAAP introduced in 2010 requiring that a formerly off-balance sheet Ps.1,180 million as of December 31, 2009, deferred tax liability be recognized in our financial statements, which had the effect of increasing Argentine GAAP net income by Ps.203 million, Ps.261 million and Ps.290 million in 2009, 2008 and 2007, respectively, and decreasing shareholders’ equity by Ps 1,180 million, Ps.1,383 million and Ps.1,644 million at December 31, 2009, 2008 and 2007, respectively. Our net income and shareholders’ equity under U.S. GAAP were unaffected by this change in Argentine GAAP. For a discussion of this change, see Note 1(b) to our Audited Consolidated Financial Statements. The financial data as of and for the year ended December 31, 2006, is derived from our audited financial statements which are not included in this annual report. Amounts at and for the year ended December 31, 2006 were not required to be restated under Argentine GAAP and have not been restated. Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 12, 13 and 14 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2010, 2009 and 2008 and for the years then ended.

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2010 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on December 31, 2010 of Ps.3.98 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by Central Bank on April 8, 2011 was Ps.4.05 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

Back to Contents

	As of and for Year Ended December 31,

	2010	2010	2009(1)	2008(1)	2007(1)	2006

	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)(5)
Net sales(3)(4)	11,096	44,162	34,320	34,875	29,104	25,635
Gross profit	3,584	14,263	11,143	10,862	10,104	9,814
Administrative expenses	(359)	(1,429)	(1,102)	(1,053)	(805)	(674)
Selling expenses	(758)	(3,015)	(2,490)	(2,460)	(2,120)	(1,797)
Exploration expenses	(86)	(344)	(552)	(684)	(522)	(460)
Operating income	2,381	9,475	6,999	6,665	6,657	6,883
(Loss)/Income on long-term investments	20	79	(9)	97	48	183
Other income/(expense), net	(39)	(155)	159	(376)	(439)	(204)
Interest expense	(234)	(931)	(958)	(492)	(292)	(213)
Other financial income/(expense) and holding gains/(losses), net	138	552	(284)	318	810	667
Income from sale of long-term investments	—	—	—	—	5	11
Reversal/(impairment) of other current assets	—	—	—	—	69	(69)
Income before income tax	2,266	9,020	5,907	6,212	6,858	7,258
Income tax	(811)	(3,230)	(2,218)	(2,311)	(2,482)	(2,801)
Net income	1,455	5,790	3,689	3,901	4,376	4,457
Earnings per share and per ADS(6)	3.70	14.72	9.38	9.92	11.13	11.33
Dividends per share and per ADS(6) (in pesos)	n.a.	11.30	12.45	23.61	6.00	6.00
Dividends per share and per ADS(6)(7) (in U.S. dollars)	n.a.	2.88	3.31	7.37	1.93	1.97
U.S. GAAP
Net sales	10,668	42,459	32,931	33,103	27,746	24,204
Operating income	1,932	7,690	4,385	5,230	5,176	5,626
Net income	1,177	4,686	2,605	3,014	3,325	3,667
Earnings per share and per ADS(6) (in pesos)	n.a.	11.91	6.62	7.66	8.45	9.32
Consolidated Balance Sheet Data:
Argentine GAAP(1)(5)
Cash	143	570	669	391	196	118
Working capital	(1,080)	(4,299)	(2,086)	(2,758)	4,077	4,905
Total assets	11,706	46,589	39,747	38,418	37,468	35,394
Total debt(8)	1,957	7,789	6,819	4,479	994	1,425
Shareholders’ equity(9)	4,784	19,040	17,701	18,973	24,416	24,345
U.S. GAAP
Total assets	13,506	53,753	46,544	44,251	40,746	37,046
Shareholders’ equity	6,807	27,092	25,717	25,492	29,067	26,241
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,325	5,273	4,832	4,775	4,139	3,718
Cash used in fixed asset acquisitions	2,193	8,729	5,636	7,035	6,163	5,002

(1)	As restated.
(2)	The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National

Back to Contents

Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1(a) to the Audited Consolidated Financial Statements.
(3)	Includes Ps.1,684 million for the year ended December 31, 2010, Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008, Ps.1,350 million for the year ended December 31, 2007 and Ps.1,451 million for the year ended December 31, 2006 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties.
(4)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Audited Consolidated Financial Statements.
(5)	Argentine GAAP income tax expense, net income, earnings per ADS, accounts payable (when applicable), investments, other receivables, taxes payable and shareholders’ equity at and for the years ended December 31, 2009, 2008 and 2007 have been restated as set forth in our Audited Consolidated Financial Statements to give retroactive effect to a change in Argentine GAAP introduced in 2010 requiring that a formerly off-balance sheet Ps.1,180 million deferred tax liability as of December 31, 2009, be recognized in our financial statements. This change had the effect of decreasing Argentine GAAP income tax expense and increasing Argentine GAAP net income by Ps.203 million, Ps.261 million and Ps.290 million in 2009, 2008 and 2007, respectively, and decreasing shareholders’ equity by Ps.1,180 million, Ps.1,383 million and Ps.1,644 million at December 31, 2009, 2008 and 2007, respectively. Our net income and shareholders’ equity under U.S. GAAP were unaffected by this change in Argentine GAAP. For a discussion of this change, see Note 1(b) to our Audited Consolidated Financial Statements. Amounts at and for the year ended December 31, 2006 were not required to be restated under Argentine GAAP and have not been restated.
(6)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(7)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment.
(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,613 million as of December 31, 2010, Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008, Ps.523 million as of December 31, 2007 and Ps.510 million as of December 31, 2006.
(9)	Our subscribed capital as of December 31, 2010 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law (Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2011 by Law 26,563, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

Back to Contents

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End

	(pesos per U.S. dollar)
Year ended December 31,
2006	3.03	3.10	3.07	(1)	3.06
2007	3.05	3.18	3.12	(1)	3.15
2008	3.01	3.45	3.18	(1)	3.45
2009	3.45	3.85	3.75	(1)	3.80
2010	3.79	3.99	3.92	(1)	3.98
Month
October 2010	3.95	3.96	3.96		3.96
November 2010	3.96	3.99	3.97		3.99
December 2010	3.97	3.98	3.98		3.98
January 2011	3.97	4.01	3.98		4.01
February 2011	4.01	4.03	4.02		4.03
March 2011	3.94	3.97	3.95		3.96
April 2011(2)	4.05	4.05	4.05		4.05

Source: Central Bank
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through April 8, 2011.

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

Back to Contents

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

Risks Relating to Argentina

Our business is largely dependent upon economic conditions in Argentina

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with real GDP increasing at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated to 0.9% in 2009, but recovered in 2010 growing by approximately 9%, according to preliminary official data. No assurances can be given that the current rate of growth will continue in 2011 or subsequent years or that the economy will not contract. Continued high or increased rates of inflation in Argentina could increase our costs of operation, in particular labor costs, and may negatively impact our results of operations and financial condition.

The Argentine economy, including the financial and securities markets, is particularly sensitive to local political developments. Argentina’s national election for President and Vice President will take place in October 2011, and other relevant local and federal elections will also take place in 2011.

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

The oil and gas industry is subject to extensive government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be materially and adversely affected by regulatory and political changes in Argentina. We currently face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•	limitations on our ability to pass higher domestic taxes, increases in production costs, or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers);

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

Back to Contents

The Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at low, stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.” Similarly, we cannot assure you that future government policies aimed at sustaining economic growth or in response to domestic needs will not adversely affect the oil and gas industry.

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

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. For additional information on domestic pricing for our products, see “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.” We cannot assure you that we will be able to increase the domestic prices of our products, and limitations on our ability to do so would continue to adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

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

During the last several years, the Argentine authorities have adopted a number of measures that have resulted in extensive restrictions on exports of natural gas from Argentina. Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events that relieve us from any contingent liability for the failure to comply with our contractual obligations, although no assurance can be given that this position will prevail. See “Item 4. Information on the Company—Exploration and Production—Delivery commitments—Natural gas supply contracts,” “Item 4. Information on the Company—

Back to Contents

Exploration and Production—The Argentine natural gas market,” and “Item 8. Financial Information—Legal Proceedings.”

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

Back to Contents

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

Our access to international capital markets is influenced by the perception of risk in Argentina and other emerging economies, which may affect our ability to finance our operations and the trading values of our securities

International investors consider Argentina to be an emerging market. Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in other emerging market countries may have a negative impact on the trading value of our securities and on our ability and the terms on which we are able to access international capital markets.

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

Our reserves and production are likely to decline

Argentina’s oil and gas fields are mature and our reserves and production are likely to decline as reserves are depleted. Despite our efforts to replace our reserves, in the last two years our proved reserves declined by approximately 13.3%, and we replaced approximately 83.6% of our production with new proved reserves during 2010; average daily production in 2010, on a boe basis, declined by approximately 5.3% from 2009. We are engaged in efforts to mitigate these declines by adding reserves through technological enhancements aimed at improving our recovery factors as well as through deepwater offshore exploration and development of tight gas. These efforts are subject to material risks and may prove unsuccessful due to risks inherent to the oil and gas industry.

Back to Contents

Our oil and natural gas reserves are estimates

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions. The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, some of which are beyond our control. Factors susceptible to our control include drilling, testing and production after the date of the estimates, which may require substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions. Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest.

As a result of the foregoing, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

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

We may not have sufficient insurance to cover all the operating hazards that we are subject to

As discussed under “—The oil and gas industry is subject to particular economic and operational risks” and “—We may incur significant costs and liabilities related to environmental, health and safety matters,” our exploration and production operations are subject to extensive economic, operational, regulatory and legal risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events. See “Item 4. Information on the Company—Insurance”. In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future. If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

Back to Contents

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The expiration of part of our and other Argentine oil companies’ concessions occurs in 2017. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. Concessions representing approximately 48% of our proved reserves as of December 31, 2010 have been extended prior to the date of this annual report (see Note 10(c) to our Audited Consolidated Financial Statements). We cannot provide assurances that concessions that have not yet been renewed will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions. The termination of, or failure to obtain the extension of, a concession or permit could have a material adverse effect on our business and results of operations.

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

Back to Contents

We are party to a number of legal proceedings

As described under “Item 8. Financial Information—Legal Proceedings,” we are party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies, particularly those relating to environmental matters, are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any accruals we have provided.

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

We could be subject to organized labor action

Although we consider our current relations with our workforce to be good, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes in recent years. See “Item 5. Operating and Financing Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions.”

Risks Relating to Our Class D Shares and ADSs

Our principal shareholders can exercise control over the company

As of March 28, 2011 Repsol YPF controlled approximately 68.23% of our capital stock and voting rights and Petersen Energía S.A. (“Petersen Energía”) and Petersen Energía Inversora S.A. (“PEISA”, and together with Petersen Energía, the “Petersen Group”) controlled 15.46% of our shares and voting rights, in each case subject to the shareholders’ agreement described below. In addition, Repsol YPF has granted certain affiliates of Petersen Energía (in particular, Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them) an option to purchase an additional 10% of our capital stock held by Repsol YPF. A number of YPF corporate matters are subject to the voting and other procedures set forth in a shareholders’ agreement entered into between Repsol YPF, certain affiliates of Repsol YPF and Petersen Energía. Repsol YPF will be able to determine substantially all other matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Subject to the terms of the shareholders’ agreement, Repsol YPF will also direct our operations and may be able to cause or prevent a change in our control. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.” Repsol YPF’s and the Petersen Group’s interests may differ from those of our other shareholders.

Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock

Under our by-laws, the approval of the holder of our Class A shares is required to undertake certain strategic transactions, including a merger, an acquisition that results in the purchaser holding 15% or more of our capital stock or an acquisition that results in the purchaser holding a majority of our capital stock. The interests of our Class A shareholder, the Argentine government, may differ from those of our other shareholders and, as result, we may not be able to undertake certain transactions on terms that are advantageous to our other shareholders or at all.

Back to Contents

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

Active markets may not develop for our Class D shares or the ADSs

As of the date of this annual report, approximately 16.31% of our capital stock is held by non-affiliates (less than 0.5% of our capital stock was held by non-affiliates as of September 30, 2010). As a result, the public markets for our Class D shares and ADSs have had limited trading volume. Although the ADSs will continue to be listed on the NYSE and the underlying Class D shares will continue to be listed on the BASE, we cannot assure you that more active and liquid markets will develop or of the price at which the Class D shares or the ADSs may be sold.

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

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs

Repsol YPF owns Class D shares and ADSs representing a significant majority of our capital stock (which may be reduced by 10% if the Second Petersen Option described under “Item 7. Major Shareholders and Related Party Transactions—Option Agreements”). The Petersen Group owns ADSs representing up to approximately 15.46% of our capital stock (which may be increased up to approximately 25.46% if the Second Petersen Option is exercised). In addition, as described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Registration Rights and Related Agreements,” we have filed and undertaken to maintain an effective shelf registration statement for the benefit of the lenders under the senior secured term loan facility provided to Petersen Energía to enable it to enter into the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions”). The lenders under the senior secured term loan facility, upon the acceleration of such facility following the occurrence and continuation of an event of default under such facility, will be able to freely sell up to approximately 15% of our outstanding

Back to Contents

capital stock (which may be increased to approximately 25% if the Second Petersen Option is exercised) under the shelf registration statement. Sales of a substantial number of Class D shares or ADSs by Repsol YPF, the Petersen Group, such lenders or any other future significant shareholder, or the anticipation of such sales, could decrease the trading price of our Class D shares and the ADSs. See “Item 7. Major Shareholders and Related Party Transactions.”

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

Back to Contents

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

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2010, we had consolidated net sales of Ps.44,162 million (U.S.$11,096 million) and consolidated net income of Ps.5,790 million (U.S.$1,455 million).

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

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012. See “Item 7. Major Shareholders and Related Party Transactions.” Since September 2010, Repsol YPF has sold approximately 15.78% of our capital stock and granted an option to acquire from Repsol YPF additional shares representing 1.6% of our capital stock. As of March 28, 2011, Repsol YPF controlled approximately 68.23% of our capital stock and voting rights.

Upstream Operations

•	We hold interests in more than 90 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 37% of its total natural gas production, including natural gas liquids, in 2010, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2010, of approximately 531 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,533 bcf of gas, representing aggregate reserves of approximately 982 mmboe.

•	In 2010, we produced approximately 107 mmbbl of oil (293 mbbl/d), including condensates and natural gas liquids, and approximately 491 bcf of gas (1,346 mmcf/d).

Back to Contents

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2010 consisted of 1,622 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this annual report.

YPF, S.A. (Argentina)
99.91%
A-EVANGELISTA S.A. (Argentina)
50%
REFINERIA DEL NORTE S.A. (Argentina)
99.99%
OPERADORA DE ESTACIONES DE SERVICIOS S.A. (Argentina)
33.15%
TERMINALES MARITIMAS PATAGÓNICAS S.A. (Argentina)
50%
PROFERTIL S.A. (Argentina)
30%
OILTANKING EBYTEM S.A. (Argentina)
36%
OLEODUCTO TRASANDINO S.A. (Argentina)
45%
PLUSPETROL ENERGY S.A. (Argentina)
37%
OLEODUCTOS DEL VALLE S.A. (Argentina)
38%
COMPAÑÍA MEGA S.A. (Argentina)
10%
GASODUCTO DEL PACÍFICO (Argentina)
42.86%
INVERSORA DOCK SUD S.A. (Argentina)
69.83%
9.98%
CENTRAL DOCK SUD S.A. (Argentina)
100%
YPF HOLDINGS INC. (USA)
99.99%
YPF INTERNATIONAL S.A. (Bolivia)

Back to Contents

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks.

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments, expenditures and divestitures.”

Back to Contents

The Argentine Market

Argentina is the largest producer of natural gas and the fourth largest producer of crude oil in Central and South America, based on 2009 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$7.33/mmBtu in December 2010, while our average sales price in Argentina during 2010 was approximately U.S.$1.96/mmBtu.

After declining during the economic crisis of 2001 and 2002, Argentina’s gross domestic product, or GDP, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 growing by approximately 9%, according to preliminary official data. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of approximately 6.7% and 4.7%, respectively, during the period 2003-2008 (and declined by 2.6% and 8.3%, respectively, in 2009), according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2010 its net imports of diesel amounted to approximately 1,466 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been in general substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are engaged in efforts to operate our refineries near their capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

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

Back to Contents

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

On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. Repsol YPF owns a majority of our capital stock and, subject to the shareholders’ agreement entered into between Repsol YPF and Petersen Energía, is able to determine substantially all issues decided by our shareholders. See “Item 7. Major Shareholders and Related Party Transactions.” Since September 2010, Repsol YPF has sold approximately 15.78% of our capital stock and granted an option to acquire from Repsol YPF additional shares representing 1.6% of our capital stock. As of March 28, 2011, Repsol YPF controlled approximately 68.23% of our capital stock and voting rights.

Business Organization

We conduct our business according to the following organization:

•	Upstream, which consists of our “Exploration and Production” segment;

•	Downstream, which consists of our “Refining and Marketing” and “Chemicals” segments; and

•	Corporate and other, which consists of our “Corporate and Other” segment.

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

Additionally, we record certain assets, liabilities and costs under the Corporate and Other segment, including corporate administration costs and assets and certain construction activities, mainly related to the oil and gas industry, through our subsidiary A-Evangelista S.A. and its subsidiaries.

Substantially all of our operations, properties and customers are located in Argentina. However, we carry out exploration activities in the United States and Guyana, and hold an interest in a producing field in the United States and in two exploratory areas in Uruguay (see “—Exploration and Production—Principal properties—International properties”). Additionally, since 2010 we market

Back to Contents

lubricants and specialties in Brazil and carry out some construction activities related to the oil and gas industry in Uruguay, Brazil and Peru, through our 100% owned company A-Evangelista S.A. and its subsidiaries.

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31,

	2010	2009	2008

	(in millions of pesos)
Net Sales(1)
Exploration and Production(2)
To unrelated parties	4,611	4,757	4,016
To related parties	981	751	939
Intersegment sales and fees(3)	17,428	14,473	12,663

Total Exploration and Production	23,020	19,981	17,618
Refining and Marketing(4)
To unrelated parties	34,209	25,733	25,364
To related parties	917	627	1,508
Intersegment sales and fees	1,668	1,202	1,145

Total Refining and Marketing	36,794	27,562	28,017
Chemicals
To unrelated parties	2,445	1,932	2,829
Intersegment sales and fees	1,871	1,105	1,094

Total Chemicals	4,316	3,037	3,923
Corporate and Other
To unrelated parties	999	520	219
Intersegment sales and fees	358	350	461

Total Corporate and Others	1,357	870	680
Less intersegment sales and fees	(21,235)	(17,130)	(15,363)

Total net sales(5)	44,162	34,320	34,875

Operating Income (Loss)
Exploration and Production	6,210	5,379	3,315
Refining and Marketing	3,313	1,896	3,089
Chemicals	874	559	1,178
Corporate and Other	(952)	(820)	(815)
Consolidation adjustments	30	(15)	(102)

Total operating income	9,475	6,999	6,665

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or severance tax, are accounted for as a cost of production and are not deducted in determining net sales. See “—Exploration and Production—Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices established by us, which generally seek to approximate Argentine market prices.

Back to Contents

(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.5,678 million, Ps.4,904 million, and Ps.7,228 million, for the years ended December 31, 2010, 2009 and 2008, respectively. The export sales were mainly to the United States and Brazil.

Exploration and Production

Principal properties

Our production is concentrated in Argentina and our domestic operations are subject to numerous risks. See “Item 3. Key Information–Risk Factors.”

The following table sets forth information with regard to YPF’s developed and undeveloped acreage by geographic area as of December 31, 2010:

	At December 31, 2010

	Developed(1)		Undeveloped(2)

	Gross(3)	Net(4)	Gross(3)	Net(4)

	(thousands of acres)
South America	1,137	803	39,756	19,258
Argentina	1,137	803	35.581	17,795
Rest of South America(5)	—	—	4,176	1,463
North America(6)	17	3	299	167

Total	1,155	806	40,056	19,425

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which YPF owns a working interest.
(4)	“Net” acreage equals gross acreage after deducting third party interests.
(5)	Guyana and Uruguay.
(6)	The United States only.

As of December 31, 2010 approximately 0.2% of our exploratory undeveloped acreage corresponded to exploration permits which will expire in 2011 and which are not subject to renewal in accordance with Law 17,319, since they are in the last year of their extension term. In addition, as a result of the expiration in 2011 of the first, second or third exploration terms of certain of our exploration permits, we will be required to relinquish a fixed portion of the acreage related to each such expiring permit, as set forth in Law 17,319, as long as exploitable quantities of oil or gas are not discovered in such areas (in which case we may seek to obtain a declaration of their commercial viability from the relevant authorities, and the related areas would then be subject to exploitation concessions). Provided no such discoveries are made in 2011, we will be required to relinquish approximately 5.8 thousand square kilometers of exploratory undeveloped acreage (approximately 11.8% of our 48.9 thousand square kilometers of net exploratory undeveloped acreage as of December 31, 2010) during 2011. We are entitled to decide, according to our best interest, which portions of each of the exploration permits to keep, within the required relinquishment percentage. Therefore, the areas to be relinquished consist usually of acreage were drilling has not been successful and that are considered non-core lease acreage.

We do not have any material undeveloped acreage related to our production concessions expiring in the near term.

Argentine properties

Argentina is the largest gas and fourth largest oil producing nation in Central and South America according to the 2009 edition of BP Statistical Review of World Energy, published in June 2010 (the “BP Statistical Report”). Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of the date of this annual report, a total of 24 sedimentary basins have

Back to Contents

been identified in the country, according to the “Plan Exploratorio Argentina” (Argentine Exploration Plan) described below. Six of these are combined onshore/offshore and three are entirely offshore. Argentina’s total onshore acreage is composed of approximately 421 million acres, and total offshore acreage consists of 176 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the country’s estimated 597 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and the Noroeste basin in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for our activities in Argentina.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2010:

	Wells(1)(2)(3)

	Oil		Gas

Basin	Gross	Net	Gross	Net

Onshore	11,036	9,378	822	534
Neuquina	3,610	3,033	678	465
Golfo San Jorge	6,477	5,576	40	40
Cuyana	799	725	—	—
Noroeste	19	6	51	13
Austral	131	39	53	16
Offshore	—	—	9	4

Total	11,036	9,378	831	538

(1)	In addition to productive oil and gas wells located in Argentina, we have interests in oil wells located in the United States (7 gross wells and 1 net well, as of December 31, 2010).
(2)	A “gross well” is a well in which YPF owns a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.
(3)	Gross and net wells include one oil well and three gas wells with multiple completions.

The table below provides certain information with respect to our net working interests in our principal oil and gas fields in Argentina at December 31, 2010, all of which are mature:

		Production 2010		Proved Reserves as of December 31, 2010

Areas(1)	Interest %	Oil (mmbbl)	Gas (mmcf)	Oil (mmbbl)	Gas (mmcf)	BOE (mmboe)	Basin / Location	Development Stage of the area

Loma La Lata	100%	16,099	200,909	62,614	1,151,971	267,774	Neuquina	Mature Field
Los Perales	100%	5,799	14,366	37,308	54,461	47,007	Golfo San Jorge	Mature Field
San Roque	34%	2,059	43,207	9,827	180,767	42,021	Neuquina	Mature Field
Chihuido La Salina	100%	5,282	12,443	22,306	103,859	40,803	Neuquina	Mature Field
Acambuco	22%	429	19,252	2,774	156,953	30,726	Noroeste	Mature Field
Chihuido Sierra Negra	100%	7,337	1,506	29,066	7,788	30,453	Neuquina	Mature Field
Manantiales Behr	100%	6,280	4,185	27,852	14,226	30,386	Golfo San Jorge	Mature Field
El Portón	100%	2,366	14,470	10,859	102,573	29,127	Neuquina	Mature Field
Barranca Baya	100%	4,286	803	26,552	4,618	27,374	Golfo San Jorge	Mature Field
Puesto Hernández	75%	3,529	—	27,330	—	27,330	Neuquina	Mature Field
Seco León	100%	3,435	3,143	23,567	17,920	26,758	Golfo San Jorge	Mature Field
Aguada Toledo – Sierra Barrosa	100%	780	29,191	8,075	103,580	26,522	Neuquina	Mature Field
Magallanes	59%	626	9,416	4,187	113,980	24,487	Austral	Mature Field

Back to Contents

		Production 2010		Proved Reserves as of December 31, 2010

Areas(1)	Interest %	Oil (mmbbl)	Gas (mmcf)	Oil (mmbbl)	Gas (mmcf)	BOE (mmboe)	Basin / Location	Development Stage of the area

Aguada Pichana	27%	1,397	36,022	5,291	96,899	22,548	Noroeste	Mature Field
Desfiladero Bayo	100%	3,348	62	17,884	1,495	18,150	Neuquina	Mature Field
CNQ 7A	50%	4,699	—	17,230	—	17,230	Neuquina	Mature Field
Señal Picada	100%	2,339	351	16,095	1,844	16,423	Neuquina	Mature Field
Tierra del Fuego	30%	791	14,948	2,365	71,621	15,120	Austral	Mature Field
Vizcacheras	100%	2,536	363	14,692	1,998	15,048	Cuyana	Mature Field
Lomas del Cuy	100%	2,662	1,665	12,329	6,044	13,406	Golfo San Jorge	Mature Field
Chihuido La Salina Sur	100%	1,764	11,426	5,496	40,999	12,798	Neuquina	Mature Field

(1)	Exploitation areas.

Approximately 87% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (53%) and Golfo San Jorge (34%) basins, and approximately 94% of our proved gas reserves in Argentina are concentrated in the Neuquina (71%), Noroeste (16%) and Austral (7%) basins.

As of December 31, 2010, YPF held 117 production concessions and exploration permits in Argentina. YPF directly operates 83 of them, including 61 production concessions and 22 exploration permits.

As of December 31, 2010, YPF held 26 exploration permits in Argentina, 21 of which are onshore exploration permits and five of which are offshore exploration permits. YPF has 100% ownership of three onshore permits, and its participating interests in the rest vary between 50% and 90%. YPF’s interests in the offshore permits vary between 30% and 35%.

As of December 31, 2010, YPF had 91 production concessions in Argentina. YPF has a 100% ownership interest in 54 production concessions, and its participating interests in the remaining 37 production concessions vary between 12.2% and 98%.

Our production declines in recent periods are attributable mainly to the continuing maturity of our fields, although work stoppages and pipeline issues have on occasion also contributed to production declines and capital project delays. During the year 2010, a series of labor and community conflicts resulted in lost production of approximately 3.2 mmboe in areas we operate.

Joint ventures and contractual arrangements in Argentina.

We participate in 23 exploration and 25 production joint ventures and contractual arrangements (18 of them not operated by YPF) in Argentina. Our interests in these joint ventures and contractual arrangements range from 12.2% to 98%, and our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participate, see Note 6 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts.

International properties

As of December 31, 2010, we had mineral rights in 55 blocks in the United States, comprised of 50 exploratory blocks, with a net surface area of 670 square kilometers and five development blocks, with a net surface area of 17 square kilometers. Our U.S. subsidiaries’ net proved reserves in these properties in the United States as of December 31, 2010 were 1 mmboe. Our U.S. subsidiaries’ net hydrocarbon production in these properties in the United States for 2010 was 0.6 mmboe.

The Neptune Field is located approximately 120 miles from the Louisiana coast within the deepwater region of the Central Gulf of Mexico. The unitized field area comprises Atwater Valley Blocks 573, 574, 575, 617 and 618. Our indirect subsidiary, Maxus U.S. Exploration Company, has a

Back to Contents

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

In 2009, YPF Holdings Inc. (“YPF Holdings”) participated in the drilling of the Northwood exploration prospect in the Gulf of Mexico with a net interest of 3.5%. YPF Holdings’ total net investment was U.S.$11.5 million. No reserves were found.

In addition, YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except for commitments related to the Neptune Project located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. Total commitments remaining as of December 31, 2010 for the Neptune Project are minimum pipeline transportation payment obligations of U.S.$12.1 million.

As of December 31, 2010, YPF held, through YPF Guyana Ltd., a wholly-owned subsidiary of YPF International, S.A., a 30% working interest in a petroleum prospecting license (the “Petroleum Prospecting License”) as part of a petroleum agreement (the “Petroleum Agreement”) in connection with the Georgetown block, offshore Guyana. The surface exploratory area attributable to YPF Guyana Ltd.’s working interest is 2,520 square kilometers, which represents approximately 622.7 thousand undeveloped acres. The Guyana government renewed the Petroleum Prospecting License on November 25, 2009 for three years. In accordance with the Petroleum Agreement, the beginning of a new renewal period implied the relinquishment of 930 square kilometers (according to YPF Guyana Ltd.’s 30% working interest) of the original Georgetown exploration block area, as well as the drilling of an exploratory well that must commence before May 25, 2011.

The main exploration activities performed during 2010 were related to the definition and location of the Jaguar-1 exploration well. The 3D seismic data was re-processed to estimate geo-pressures and to define the best seabed location for the drilling rig. In addition, the geological petroleum system was re-assessed to account for any potential hazard related to overpressures, particularly, near the reservoir target.

As of December 31, 2010, the Georgetown block consortium had agreed on the location and the drilling of the Jaguar-1 well, with a total depth of 21,450 ft. The Georgetown block consortium agreed to contract a jackup drilling rig (Atwood Beacon, from Atwood Oceanics), and upgrade it for a high pressure/high temperature well. As of such date, the engineering well design had been completed and the long lead items (well head, special tubular material, etc.) had already been ordered. The total estimated cost of the exploratory well is approximately U.S.$110 million (approximately U.S.$33.2 million, considering YPF Guyana Ltd.’s working interest). The well was originally planned to be spud in April 2011. However, as a result of weather conditions, activity was postponed and the well is currently planned to be spud in August 2011 and the entire operation is expected to take approximately 180 days to complete, including hydrocarbon appraisal, plug and abandonment.

Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings—Operations in the United States.”

Finally, as of December 31, 2010, we held a 40% working interest in Área 3, operated by us, and a 40% working interest in Área 4, operated by Petrobras Uruguay, both of which are exploratory areas located in the Punta del Este basin (Uruguay).

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

Back to Contents

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

Information on net proved reserves as of December 31, 2010 and 2009 was calculated in accordance with the SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the company, considering the realized prices for crude oils of such quality in the domestic market until 2011 (taking into account the effects of export taxes according to Law 26,217 which are enforceable until such year) and, for the following years, we considered the unweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2010 and 2009, respectively, which refers to the WTI prices adjusted by each different quality produced by the company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the company used average realized gas prices during the relevant year to determine its gas reserves. Information on net proved reserves as of December 31, 2008 was calculated using year-end prices and costs, respectively.

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

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2010 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Back to Contents

Net Proved Developed and Undeveloped Reserves as of December 31, 2010

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2010.

Proved Developed Reserves	Oil(1)	Natural Gas	Total(2)

	(mmbbl)	(bcf)	(mmboe)
Consolidated Entities
South America
Argentina	403	1,946	750
North America
United States	1	2	1

Total Consolidated Entities	404	1,948	751
Equity-Accounted Entities
South America
Argentina	1	48	10
North America
United States	—	—	—

Total Equity-Accounted Entities	1	48	10

Total Proved Developed Reserves	405	1,996	761

Proved Undeveloped Reserves	Oil(1)	Natural Gas	Total(2)

	(mmbbl)	(bcf)	(mmboe)
Consolidated Entities
South America
Argentina	127	585	231
North America
United States	*	*	*

Total Consolidated Entities	127	585	231
Equity-Accounted Entities
South America
Argentina	—	—	—
North America
United States	—	—	—

Total Equity-Accounted Entities	—	—	—

Total Proved Undeveloped Reserves	127	585	231

Back to Contents

Total Proved Reserves(2)(3)	Oil(1)	Natural Gas	Total

	(mmboe)
Consolidated Entities
Developed Reserves	404	1,948	751
Undeveloped Reserves	127	585	231
Total Consolidated Entities	531	2,533	982

Equity-accounted entities
Developed Reserves	1	48	10
Undeveloped Reserves	—	—	—

Total Equity-Accounted Entities	1	48	10

Total Proved Reserves	532	2,581	992

* Not material
(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Proved oil reserves of consolidated entities include an estimated approximately 66 mmbbl of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved reserves of natural gas of consolidated entities include an estimated approximately 257 bcf of natural gas in respect of such payments. Equity-accounted entities’ reserves in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

Changes in our proved undeveloped reserves during 2010

YPF had estimated net proved undeveloped reserves of 231 mmboe at December 31, 2010, which represented approximately 24% of the 982 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 211 mmboe at December 31, 2009 (approximately 21% of the 1,013 mmboe total reported proved reserves as of such date).

The 10% increase in net proved undeveloped reserves in 2010 is mainly attributable to the addition of new proved undeveloped reserves related to new development studies (30 mmboe), improved recovery projects in Argentina (30 mmboe) and extensions of existing developments (6 mmboe), which exceeded reductions of our proved undeveloped reserves in 2010, which primarily relate to the transfer from proved undeveloped to proved developed reserves resulting from our development activity and revisions to previous estimates. The largest transfers were associated with the drilling of new wells (16 mmboe) and the production response of certain improved recovery projects (4 mmboe).

YPF’s total expenditure to advance the development of reserves was approximately U.S.$1,222 million during 2010, of which U.S.$340 million was allocated to projects related to proved undeveloped reserves.

As at December 31, 2010, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

Back to Contents

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

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF. This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Control Direction (RCD) is separate and independent from the Exploration and Production segment. RCD’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the company’s hydrocarbon reserves. The primary objectives of the RCD are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the Financial Accounting Standard Board (FASB), and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RCD is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil and natural gas. In addition, the RCD is also responsible for providing training to personnel involved in the reserves estimation and reporting process within YPF. The RCD is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RCD staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RCD are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Control Director, head of the RCD, who is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. The current director has over 30 years of experience in reservoir-engineering, geology and geophysics, reserves estimates, project development, finance and general accounting regulation and with well-rounded exposure to international operations. Over the past three years, he has been responsible for supervision over YPF’s governance and compliance procedures in respect of reserves estimates. He is an active member of the Society of Petroleum Engineers (SPE) and serves on its Editorial Committee for Reservoir Engineering and Evaluation. In addition, he holds a petroleum engineering degree from Universidad Central de Venezuela, MSc and PhD degrees in petroleum engineering from Pennsylvania State University in the United States, and an MBA from Instituto de Estudios Superiores de Administración in Venezuela. Consistent with our internal control system requirements, the Reserves Control Director’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RCD of changes in proved reserves submitted by the Exploration and Production business unit and associated with properties where technical, operational or commercial issues have arisen.

Back to Contents

(d)	The Quality Reserve Coordinator (QRC), who is a professional assigned at each Exploration and Production business unit of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 10 years of practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimate and evaluation of reserves information, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our internal audit team, which examines the effectiveness of YPF’s financial controls, designed to ensure the reliability of reporting and safeguarding of all the assets and examining YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three year cycle, and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

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

In 2010, DeGolyer & MacNaughton audited areas operated by YPF in the Golfo San Jorge and Neuquina basins in Argentina and Gaffney, Cline & Associates Inc audited non-operated areas in the Gulf of Mexico and Oklahoma basins in the United States. All these third party audits were performed, as of September 30, 2010 on fields which, in our estimates as of such date, contained proved reserves of 462 mmboe in the aggregate, and cumulatively covered approximately 47% of our proved reserves in Argentina as of that date. The 2010 third party reserves audits covered approximately 138 mmboe of our proved undeveloped reserves, which represented approximately 59% of our aggregate proved undeveloped reserves as of September 30, 2010. A copy of the related reserves audit reports are filed as Exhibits to this annual report.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to file annually and by March 31 of every year details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2010 and the estimates of our proved oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources different to proved reserves that are not included in this

Back to Contents

annual report, which contains estimates of proved reserves consistent with the SEC’s guidance; and (iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

Oil and gas production, production prices and production costs

The following table shows our oil (including crude oil, condensate and natural gas liquids) and gas production on an as sold and daily basis for the years indicated. In determining net production, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in such production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, they are not excluded from our net production amounts despite the fact that such payments are referred to as “royalties” under local rules. This is the case for our production in Argentina, where royalty expense is accounted for as a production cost.

Oil production(1)(2)	2010	2009	2008

	(mbbl/d)
Consolidated Entities
South America
Argentina	291	300	312
North America
United States	2	2	2

Total Consolidated Entities	293	302	314
Equity-Accounted Entities
South America
Argentina	1	1	2

Total Equity-Accounted Entities	1	1	2

Total Oil Production(3)	294	303	316

Natural gas production(2)	2010	2009	2008

	(mmcf/d)
Consolidated Entities
South America
Argentina	1,170	1,289	1,517
North America
United States	2	2	2

Total Consolidated Entities	1,172	1,291	1,519
Equity-Accounted Entities
South America
Argentina	39	43	49

Total Equity-Accounted Entities	39	43	49

Total Natural Gas Production(4)(5)	1,211	1,335	1,569

Back to Contents

Oil equivalent production(2)(6)	2010	2009	2008

	(mmboe/d)
Consolidated Entities
Oil	293	302	314
Natural gas	209	230	271
Equity-Accounted Entities
Oil	1	1	2
Natural gas	7	8	9

Total Oil Equivalent Production	510	541	596

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Loma La Lata field in Argentina contains over 15% of our total proved reserves expressed on an oil equivalent barrel basis. Oil production in this field was 16, 17 and 16 mbbl for the years ended December 31, 2010, 2009 and 2008 respectively. Natural gas production in the Loma La Lata field was 194, 207 and 238 bcf for the years ended December 31, 2010, 2009 and 2008 respectively.
(3)	Oil production for the years 2010, 2009 and 2008 includes an estimated approximately 13, 12 and 14 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities’ production of crude oil, condensate and natural gas liquids in respect of royalty payment which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Natural gas production for the years 2010, 2009 and 2008 includes an estimated approximately 50, 54 and 69 bcf, respectively, of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(5)	Does not include volumes consumed or flared in operation and inventory changes (whereas sale volumes shown in the reserves table included in “Supplemental Information on Oil and Gas Exploration and Production Activities-Oil and Gas Reserves” include such amounts).
(6)	Volumes of natural gas been converted to an oil equivalent basis at 5.615 mcf per barrel

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

The following table sets forth the average production costs and average sales price by geographic area for 2010, 2009 and 2008:

Production costs and sales price	Total	Argentina	United States

	(Ps./boe)
Year ended December 31, 2010
Lifting costs	32.94	32.85	54.89
Local taxes and similar payments(1)	1.42	1.43	—
Transportation and other costs	11.32	11.27	21.29

Average production costs	45.68	45.56	76.18

Average oil sales price	193.62	193.53	289.59
Average natural gas sales price	50.54	50.50	113.26
Year ended December 31, 2009
Lifting costs	24.48	24.42	37.17
Local taxes and similar payments(1)	1.05	1.05	—
Transportation and other costs	7.02	6.96	19.07

Average production costs	32.55	32.43	56.24

Average oil sales price	157.28	157.05	201.12

Back to Contents

Production costs and sales price	Total	Argentina	United States

	(Ps./boe)
Average natural gas sales price	46.49	46.18	109.22
Year ended December 31, 2008
Lifting costs	21.58	21.64	10.69
Local taxes and similar payments(1)	1.02	1.03	—
Transportation and other costs	5.38	5.37	7.16

Average production costs	27.98	28.04	17.85

Average oil sales price	133.59	132.98	243.74
Average natural gas sales price	41.54	40.93	151.56

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps.15.40 per boe, Ps.12.97 per boe, and Ps.11.23 per boe for the years ended December 31, 2010, 2009 and 2008, respectively.

Drilling and other exploratory and development activities

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina(1)	For the Year Ended December 31,

	2010	2009	2008

Gross wells drilled(2)
Exploratory
Productive	6	3	4
Oil	5	2	3
Gas	1	1	1
Dry	8	12	13

Total	14	15	17

Development
Productive	709	494	590
Oil	680	456	529
Gas	29	38	61
Dry	8	18	12

Total	717	512	602

Net wells drilled(2)
Exploratory
Productive	6	1	3
Oil	5	1	2
Gas	1	—	1
Dry	6	8	7

Total	12	9	10

Development
Productive	616	402	439
Oil	601	380	396
Gas	15	22	43
Dry	7	18	12

Total	623	420	451

Back to Contents

(1)	In addition to wells drilled in Argentina, we participated in the drilling of the following “gross” wells in North America: one dry exploratory well in 2009 and nine development wells during the last three years, seven of which were productive. “Net” wells drilled in North America round to one well.
(2)	“Gross” wells include all wells in which we have an interest. “Net” wells equals gross wells after deducting third party interests.

Drilling and other activities in Argentina

Our project portfolio, updated in May 2010, included more than 1,400 projects to develop proved, probable and possible reserves, in addition to exploration and development resources, all focused mainly on crude oil and the measuring of unconventional resources in the Neuquina basin. The financial viability of these investments and reserves recovery efforts, however, will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

We are fully dedicated to identifying new opportunities in both infill potential and improved sweep efficiency in our mature fields. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams. Furthermore a strong emphasis is being placed in surveillance activities to improve water injection utilization. Tertiary recovery is being pursued with polymer injection in the Golfo San Jorge basin.

During the past three years our main exploratory activities in Argentina have had the following principal focuses:

Offshore:

•	Shallow water. After the drilling campaign carried out during 2008-2009 in Block GSJM-1 (operated by YPF with a 67.0% working interest, and in which Petrobras Energía S.A. (“PESA”) has a 33.0% working interest), it was decided to relinquish the block. During 2009, YPF also drilled the Helix x-1, x-2 and x-3 wells in Block E2 (operated by ENAP Sipetrol with a 33.0% working interest, and in which YPF and ENARSA have a 33.0% working interest each). All three wells were abandoned as dry holes. During 2010, YPF has re-evaluated the remaining area, looking for new exploratory well opportunities. As a result of this re-evaluation, YPF has identified new lead opportunities and currently expects to enter a new exploratory term, after the relinquishment of 50% of the block.

•	Deep water. YPF currently operates four blocks:

–	CAA-40 and CAA-46, where YPF holds a 33.5% working interest, and Pan American Energy and Petrobras Argentina hold a 33.0 % and 33.5 % working interest, respectively, located in the Malvinas basin (Argentina). The project is anticipating that a well will be spud in the second quarter of 2011 (water depth 480 meters).

–	E-1 (where YPF holds a 35% working interest, ENARSA 35%, Petrobras Argentina 25%, and Petrouruguay 5%) in the Colorado basin (Argentina), where the well planning is in an initial stage (water depth 1,600 meters).

–	Área 3 in Punta del Este basin (Uruguay), where YPF holds a 40% working interest, Petrobras Uruguay 40%, and Galp 20%, and in which exploration has not begun.

YPF has also a 30% working interest in the block E-3 located in the Colorado basin (where Petrobras Argentina, the operator, holds a 35% working interest, and ENARSA 35%) and a 40% working interest in the Block Área 4 located in the Punta del Este basin (where Petrobras Uruguay, the operator, holds a 40% working interest, and GALP 20%).

Onshore: YPF continued its near-field exploration activity in its concession blocks, explored for deep gas in the Noroeste and Neuquina basins and embarked on six new exploratory fronts in during 2010:

•	Shale gas. The Shale Gas Project, started at the end of 2009 with the PSG x-2 well in the Loma La Lata Block, resulted in a discovery at the Quintuco Formation, though this did not extend to the Vaca Muerta Formation. This well was followed by five further wells. LLLK.x-1 (Loma La Lata Karst.x-1 in LLL block), was drilled and completed in the Vaca Muerta Formation, with a rich gas and condensate discovery. Vaca Muerta, LLL-479 (Loma La Lata-479 in the same block), was drilled and completed, resulting in oil and gas

Back to Contents

discovery. LLL-482 was drilled and produced oil and gas in the same formation. LLL.x-475 was drilled and is due for completion in early 2011. Finally, a horizontal well, LLLK.x-2, is being drilled close to LLLK.x-1, to prove productivity in a horizontal well

•	Shale oil. The first shale oil well ever drilled in Argentina (SOil.x-1 in the Loma Campana Block) was started in October 2010 and is expected to be completed in 2011. This well is the first of a three-well project in this block which includes two vertical wells and a horizontal well. The objective of this project is to prove the productivity of the source rock Vaca Muerta as a liquid hydrocarbon non-conventional reservoir, using state-of-the-art technology such as microseismic and massive hydraulic stimulation.

•	Quintuco formation. YPF continued with new exploratory techniques developed for this traditional reservoir (Quintuco formation carbonates). During 2010, five discovery wells were drilled (PSG.x-2, La Caverna x-5, Loma Campana a-3, Los Gusanos x-1 and Los Gusanos x-2). PSG x-2 was a shale gas project, located in the Loma La Lata block. La Caverna x-5 (in which we have a 54.54% working interest) is located in the Bandurria block and is operated by us. Los Gusanos x-1 and Los Gusanos x-2 (in which we have a 100% working interest) are located in the Loma La Lata block. Currently, the well Los Gusanos.x-2 is being tested. During 2010, YPF drilled one dry well (La Caverna x-3) located in the Bandurria block. During 2011, YPF plans to continue with this program with five additional wells.

•	Liásico Inferior. We have launched a new exploratory campaign in mature blocks. As a result of this campaign, we are shooting 55 km of 2D seismic in Valle del Río Grande Block, where we have a 100% working interest.

•	Ramos xp-1012. During 2009, the UTE Ramos (operated by Pluspetrol Energy) completed the drilling stage, reaching a final total depth of 5,826 meters. During 2010, we evaluated the Tarija and Tupambi formations in the lower block, confirming poor petrophysical conditions. Given these results, it was decided to charge the corresponding drilling and completion costs to expense. We are currently evaluating the exploration targets in Santa Rosa formation. YPF holds a 42% working interest in this project.

•	Frontier areas. 386 square kilometers of 3D seismic are being shot by YPF in Los Tordillos Oeste Block, Mendoza, where Occidental Argentina Exploration and Production, Inc. is our partner with a 50% working interest. Two wells are being drilled during the first quarter of 2011 in the Tamberías Block (San Juan Province) and the Gan Gan Block (Chubut Province). Wintershall is our partner in Chubut. A second exploration period in Bolson del Oeste Block (La Rioja Province) was requested in November 2010, and the commitments for this new period are to record 200 km of 2D seismic and to drill one well. Additionally, in Río Barrancas Block, we finalized the drilling of the Quebrada Butaco.x-1 well, which was dry, at a final depth of 2,374 meters. A total of 3,100 km of seismic (terrestrial gravity and magnetometry) were acquired.

In December 2009, YPF invited the provincial governments to take part in “Plan Exploratorio Argentina.” The objective of such program is to complete a national survey of all potential exploration opportunities, especially in non-traditional basins. At the date of this annual report, twelve provinces have signed agreements with YPF.

During 2010, YPF completed fourteen exploratory wells in Argentina, thirteen of them in the Neuquina basin and one in Noroeste basin. Six out of the fourteen wells were discoveries.

During 2010, in the Loma La Lata Field, facilities we continued the improvement and optimization of our oil and gas production facilities (by interconnecting our primary separation units with the low pressure gas pipe line). With respect to the Sixth Stage low pressure compression project at the Loma La Lata natural gas field, gas production and wellhead pressure were above our initial forecast so new reservoir and facilities simulations were made during this year in order to continue the optimization of compression and surface facilities in 2011. Additionally, we successfully continued with the Sierras Blancas formation infill drilling (in gas development wells), and began the Quintuco formation evaluation with appraisal drilling (with oil development wells), to be continued through 2011.

Back to Contents

In the El Medanito oilfield (100% owned by YPF) after an aggressive delineation drilling campaign and a second generation waterflooding pilot during 2010, the drilling activity planned for 2011 includes the beginning of a massive re-development in the whole area, and the continuation of new facilities construction started last year. Moreover a new waterflooding pilot in the southwest region of the field is planned for this year in order to promote, if successful, the incorporation of proved reserves from secondary recovery following the incorporation of primary reserves in 2010. In 2012, we plan to continue with the massive drilling project in south area and some activities to assess the remaining potential in the north.

In 2010, we promoted the Llancanelo development project in the province of Mendoza, with the drilling of two vertical and two horizontal wells. Currently, the project is at a stage of production testing to continue the activity during 2011. This project will require a total investment of U.S.$55 million for the next triennium. We further maintained the development of the Barrancas and Loma de la Mina fields with the drilling of 19 and 11 wells respectively. Additionally, the Integral Development of the Cerro Fortunoso field began with the drilling of 5 wells in the so called North Plunge and 10 additional wells in the main area. Five wells were also drilled at the Vizcacheras field which allowed the expansion of the productive area. With respect to the Cañadón Amarillo project, we drilled 10 wells, (9 of which are horizontal), at the main structural area, as scheduled in the field development plan.

The Manantiales Behr Integral Development project includes the El Alba, La Carolina, Grimbeek and Sur Manantiales projects. Currently, the area has 700 oil production wells and 12 gas production wells. In 2010, we drilled 162 wells across various projects, which represented a total estimated investment of U.S.$180 million for this period. The overall objective of this new project is to achieve the comprehensive development of new areas, to facilitate the construction of new wells, the implementation of new enhanced oil recovery projects and to provide developmental support with the relevant surface facilities. We have identified our greatest development potential at our Grimbeek, El Alba and La Carolina projects, our pilot polymer injection project at Grimbeek II, our surfactant injection project at Sur Manantiales Behr and further potential infill drilling opportunities that we have detected in some areas. The development group is formed of 18 experts and includes geologists, geophysicists, engineers, petrophysicists, technicians and a team leader.

At Santa Cruz in 2010, we implemented 10 integral development projects across 4 development areas (Las Heras, El Guadal, Los Perales and Cañadón Seco), comprising a total portfolio of 82 projects. The principal integral projects include Cerro Grande, Maurek, Seco León and Los Perales. 161 wells have been drilled in connection with these projects, which, inclusive of associated facilities costs, represent a total estimated investment of U.S.$296 million. The main objective of these integral projects is the comprehensive development of such areas through the construction of new wells, implementation of new enhanced oil recovery projects and to provide development support with the appropriate surface facilities. We will maintain these projects through 2011.

Non-operated areas

In block CNQ7A, operated by Petro Andina Resources Argentina S.A. (PAR) in which we have a 50% working interest, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanul Sur and Puesto Pinto Reservoirs was completed in 2009 and development of these reservoirs has begun. In 2009, a water injection pilot project in Cerro Huanul Sur was completed with better results than expected.

During 2010, exploratory wells Lo-x-1 and Lo-x-2 were drilled. Lo-x-2 was tested and is currently under evaluation. Lo-x-1 is currently close to completion.

On September 8, 2010, there was a fire at the platform site AM-2, Magallanes field, operated by Sipetrol and located offshore off the Strait of Magellan. There was no environmental damage or serious injuries. As a consequence of the incident, the field was out of production until December 2010, when conditions returned to normal operation in the damaged platform. Production is expected to be completely normalized through the first half of 2011. The deferred production is 900 m3/d of oil and 2.1 MMm3/d of gas (gross value).

In the Tierra del Fuego area, operated by Apache Corp, where YPF holds a 30% working interest, some brownfield exploration activity was performed. The 3D seismic interpretation supplied

Back to Contents

tools to generate many drilling projects, mainly in the block’s southern area. During 2010, the Bajo Guadaloso (BGO-x-2001 and BGO-a-2002), Entre Lagos (EL-x-2001) and Bodega (BO-x-2001) projects in the Los Chorrillos reserve area were performed with success in Bajo Guadaloso and Entre Lagos. The operator’s strategy is to continue with exploration activity in small geological structures in Los Chorrillos and to start other exploration activities in the southernmost extreme, called the Uribe section.

Activities in the Unites States, Guyana and Uruguay

For information regarding our exploration and development activities in the United States, Guyana and Uruguay, see “—Principal properties—International properties”.

Additional information on our present activities

The following table shows the number of wells in the process of being drilled as of December 31, 2010.

Number of wells in the process of being drilled	As of December 2010

	Gross	Net

Argentina	65	60
Rest of South America	—	—
North America	—	—

Total	65	60

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2010, we were contractually committed to deliver 74 mbbl of crude oil in the future, generally under short term delivery contracts. According to our estimates as of December 31, 2010, crude oil commitments could be met with our own production.

As of December 31, 2010, we were contractually committed to deliver 47,549 mmcm of natural gas in the future, of which approximately 20,819 mmcm will have to be delivered in the period from 2011 through 2013. According to our estimates as of December 31, 2010, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Provisions totaling Ps.411 million, Ps.139 million and Ps.61 million have been recorded in 2010, 2009 and 2008, respectively, in connection with our contractual commitments in the natural gas export market.

Among the regulations adopted by the Argentine government, on June 14, 2007, the Argentine Secretariat of Energy passed Resolution No. 599/07, according to which we were compelled to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). It must be noted that YPF has not entered into any contractual commitment to supply natural gas to the domestic market. The purpose of the Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Risk Factors—We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2010, supply

Back to Contents

requirements under the Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties. Additionally, on October 4, 2010, ENARGAS issued Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing new and more severe priority demand gas restrictions on producers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We have appealed the validity of the aforementioned regulations and have invoked the occurrence of a force majeure event (government action) under our export natural gas purchase and sales agreements, although certain counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings—Argentina—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts”, “Item 8. Financial Information—Legal Proceedings—Argentina—Non-accrued, possible contingencies—Claims related to the gas market and others” and “Item 8. Financial Information—Legal Proceedings—Argentina—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

Natural gas supply contracts

The Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. YPF’S principal supply contracts are briefly described below.

We are currently committed to supply a daily quantity of 125 mmcf/d to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under four agreements which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries were interrupted from 2007.

We have a 17-year contract (entered into in 1999 and subsequently modified) to supply 53 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile. We have recently renegotiated the terms of the contract, including the possibility of terminating it in 2013.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (designed capacity with compression plants)); including:

•	a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs);

•	a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d); and

•	a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo, a distributor of natural gas in Chile. This contract has been recently modified, becoming an interruptible supply contract.

We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d of natural gas to a Chilean distribution company (Innergy) that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d) connecting Loma La Lata (Neuquén, Argentina) with Chile.

Finally, in Chile we also have natural gas supply contracts with certain thermal power plants in northern Chile (Edelnor, Electroandina, Nopel and Endesa) utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each) connecting Salta, Argentina, to Northern Chile (Región II). The contracts with Edelnor and Electroandina have been recently modified, becoming interruptible supply contracts.

In Brazil, we had entered into a 20-year supply contract (signed in 2000) to provide 99 mmcf/d of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a capacity of 560 mmcf/d). See “Item 8. Financial Information—Legal Proceedings—Argentina—Accrued, probable

Back to Contents

contingencies—Alleged defaults under natural gas supply contracts” and “Item 8. Financial Information—Legal Proceedings—Argentina—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” At the moment, YPF and Sulgás are in arbitration according to the Rules of Arbitration and Conciliation of the International Chamber of Commerce (ICC).

Because of certain restrictions imposed by the Argentine government (see “—The Argentine natural gas market,” below), we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position (see “Item 8. Financial Information—Legal Proceedings”). As a result of actions taken by the Argentine authorities, through measures described in greater detail under “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”, we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV

	(mmcm)	(mmcm)
2008	5,995.5	4,460.8	74.4%
2009	5,920.0	2,835.5	47.9%
2010	6,120.4	3,842.2	62.8%

(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,555 bcf in 2010. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.6 million as of December 31, 2010. The domestic natural gas market has grown significantly over recent years, driven by the forces of economic growth and domestic price constraints; we believe that the natural gas market will continue to grow, though not at the same rate as it has recently done.

In 2010, we sold approximately 36% of our natural gas to local residential distribution companies, 10% to NGV (Natural Gas Vehicle), approximately 52% to industrial users (including Mega and Profertil) and power plants, and approximately 2% in exports to foreign markets (principally Chile). Sales are affected by increased consumption by residential consumers during winter months (June-August). During 2010, approximately 80% of our natural gas sales were produced in the Neuquina basin. In 2010, our domestic natural gas sales volumes were 10% less than those in 2009, primarily as a result of the decrease in our purchases from Bolivia (in particular, during those months of 2010 in which a new purchase contract was been negotiated with resulted in a decrease of our sales of natural gas purchased from Bolivia).

The Argentine government has taken a number of steps aimed at satisfying domestic natural gas demand, including pricing regulations, export controls and higher export taxes and domestic market injection requirements. These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. See “—Delivery commitments—Natural gas supply contracts”. Exporting producers, such as us, have no choice but to comply with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. The above-mentioned Resolutions provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or

Back to Contents

revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

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

See “—Regulatory Framework and Relationship with the Argentine Government” for additional information on these and other related regulations.

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 72% as of December 31, 2010), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

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

YPF provides regasification services to ENARSA. YPF has executed a Charter Party Agreement to provide and operate a regasification vessel, which is moored at the Bahía Blanca Port facilities. Using the vessel for the conversion of liquefied natural gas (LNG) into its gaseous state (which allows for the supply of up to 8 additional mmcm/d of natural gas), a volume of approximately 1,801 mmcm of natural gas has been injected into the pipeline linking to the national network, most of which was supplied during the peak demand period, i.e., winter. The contractual regasification period was extended, since 2009, to the rest of the year at the request of ENARSA. In accordance with the Extension Agreement, the 2010 regasification season began on May 1 and ended on October 30. During October, the contract that YPF signed with Excelerate Energy SRL, Excelerate Energy LP and ENARSA was extended, with the objective of continuing to give services of regasification from November 1, 2010 until April 30, 2011. The current success of the Bahía Blanca project in addition to the continued growth of the domestic demand encourages YPF and ENARSA to further analyze new alternatives to consolidate the position of LNG in the Argentina energy matrix. Both companies have agreed to constitute a joint venture (in which each company will hold a 50% working interest) to operate in Paraná de las Palmas river, near Escobar, in the Province of Buenos Aires, a new regasification project similar to the one operating in Bahía Blanca. Start up is expected by May 2011.

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

Back to Contents

Additionally, during 2010, a new expansion of the San Martín pipeline (located in the Strait of Magellan and connected to compression plants in the mainland) with an increase in capacity of 5 mmcm/d (176.6 mmcf/d) was completed and is currently in operation.

Natural gas is delivered by us through our own gathering systems to the trunk lines from each of the major basins. The capacity of the natural gas transportation pipelines in Argentina is mainly used by distribution companies. A major portion of the available capacity of the transportation pipelines is booked by firm customers, mainly during the winter, leaving capacity available for interruptible customers to varying extents throughout the rest of the year.

We have utilized natural underground structures located close to consuming markets as underground natural gas storage facilities, with the objective of storing natural gas during periods of low demand and selling the natural gas stored during periods of high demand. Our principal gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001.

Other investments and activities

Natural gas liquids

We participated in the development of Mega to increase its ability to separate liquid petroleum products from natural gas. Mega allowed YPF, through the fractionation of gas liquids, to increase production at the Loma La Lata gas field by approximately 5.0 mmcm/d in 2001.

We own 38% of Mega, while Petrobras and Dow Chemical have stakes of 34% and 28%, respectively.

Mega operates:

•	A separation plant, which is located in the Loma La Lata, in the province of Neuquén.

•	A natural gas liquids fractionation plant, which produces ethane, propane, butane and natural gasoline. This plant is located in the city of Bahía Blanca in the province of Buenos Aires.

•	A pipeline that links both plants and that transports natural gas liquids.

•	Transportation, storage and port facilities in the proximity of the fractionation plant.

Mega commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractionation plant is used mainly in the petrochemical operations of Petroquímica Bahía Blanca (“PBB”) and is also exported by tanker to Petrobras’ facilities in Brazil.

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

In 2010, these plants collectively generated approximately 8,960 GWh in the aggregate.

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

Back to Contents

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	the power plant located at the Plaza Huincul refinery (40 MW).

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2010, Metrogas distributed approximately 19.6 mmcm of natural gas per day to 2 million customers in comparison with approximately 20.5 mmcm of natural gas per day distributed to 2 million customers in 2009.

GASA’s debt issues. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement, or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. The MRA was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”) and ENARGAS, and was subject to their approval as a condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if the closing of the debt restructuring had not occurred by December 7, 2006. The MRA obtained ENARGAS’ approval but the CNDC’s approval was pending. On May 15, 2008, certain holders of the bonds communicated to YPF Inversora Energética that they were terminating the MRA. After the termination of the MRA, three different entities claiming to be holders of GASA bonds commenced four different judicial proceedings against GASA aiming to collect a total of U.S.$46 million, including interest and fees, and one of them, Coolbrand LLC, started a separate proceeding (“Coolbrand c/Gasa s/acción subrogatoria”). On May 11, 2009, GASA was notified of a bankruptcy petition brought by Continental Energy Investment LLC, and on May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was approved on June 8, 2009. The period to verify credits ended on October 7, 2009. On February 10, 2010, the judge declared all the credits verified but for one presented by one of GASA’s advisors. GASA now has an exclusivity period to negotiate with the verified creditors. On March 12, 2010, GASA filed motions for review (“incidentes de revisión”) of credits verified by Coolbrand LLC, Amanda Venture, Latam Energy and Continental Energy. The filing of these motions does not suspend the voluntary reorganization petition.

On August 9, 2010 the judge decided, taking into consideration Metrogas S.A.’s voluntary reorganization petition, to modify and extend the date to present GASA’s proposal to the creditors to March 9, 2012. The Court of Appeals has confirmed such decision.

Metrogas’ debt issues. In 2006, Metrogas reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process was to modify certain terms and conditions included in its outstanding loans and negotiable agreements by adjusting interest rates and the amortization period so as to align them with the expected cash flow required for repayment of the indebtedness. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness, which became effective in May 2006. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or “UNIREN”), including a limited tariff increase that is intended to fund certain projects that Metrogas is required to undertake. The government approved this agreement and it has been published in the Official Gazette on April 14, 2009 but it has not been implemented since the new tariff chart has not yet been issued. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Back to Contents

Metrogas’ financial condition continued to deteriorate in 2009. On June 17, 2010, the board of directors of Metrogas, following the advice of Metrogas’ external legal advisors and considering Metrogas’ inability to fulfill certain payment obligations, decided that Metrogas should file a voluntary reorganization petition (“concurso preventivo”), which was filed on such date.

On the same date, Metrogas was notified of the Resolution No. I-1260 dictated by ENARGAS, which determined the judicial intervention of the company for a 120 days term. Antonio Gómez was named Interventor of Metrogas. The resolution justifies the intervention decision on the filling of a voluntary reorganization petition by Metrogas, and states that the intervention shall control administration and disposition acts of Metrogas which can in any manner affect the regular gas distribution. Moreover, it orders the execution of due diligence and the determination of the value of all Metrogas assets. Metrogas appealed such resolution and asked for a preliminary order to cease the effects of the intervention. The request for a preliminary order was rejected on September 8, 2010.

On July 15, 2010, the judge approved the commencement of Metrogas’s voluntary reorganization proceedings. The period to provide evidence on claimed credits ended on November 10, 2010 and Metrogas may recognize categories of creditors through April 20, 2011. The judge also established March 9, 2012 as the date to formally present Metrogas’s proposal to creditors.

The period to verify credits as well as the period to file any responses has ended, and the official receiver has presented its report regarding the admission of the verified credits. The judge shall make a decision regarding the acceptance or rejection of the creditors suggested by the official receiver in his report in April 2011.

On October 18, 2010, Metrogas was notified of the Resolution No. I-1431 dictated by ENARGAS, which extended the judicial intervention of the company for 120 additional days and ratified Mr. Antonio Gómez as its interventor (“interventor”). Moreover, on February 14, 2011, Resolution No. 1612 of ENARGAS extended the intervention for 120 additional days.

As of both December 31, 2010 and December 31, 2009, YPF had an allowance for the total value of its investment in YPF Inversora Energética.

Refining and Marketing

During 2010, our Refining and Marketing activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

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

Back to Contents

•	Plaza Huincul refinery, located in the province of Neuquén (together referred as the “refineries”).

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2010, our crude oil production, substantially all of which was destined to our refineries, represented approximately 81% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 barrel-per-calendar-day refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31,

	2010	2009	2008

	(mmboe)
Throughput crude/Feedstock(1)	112.4	114.0	120.6
Production
Diesel fuel	44.1	46.0	46.1
Gasoline	31.8	32.5	31.4
Jet fuel	6.9	6.5	6.1
Base oils	1.3	1.1	1.5
	(thousands of tons)
Fuel oil	1,440	1,214	2,163
Coke	906	875	875
LPG	586	550	554
Asphalt	205	228	148

(1)	Does not include throughput for Refinor. During 2010, 2009 and 2008, Refinor processed approximately 4.5, 5.2 and 5.5 mmbbl, respectively (2.2, 2.6 and 2.7 mmbbl, respectively, attributable to YPF’s interest in Refinor).

During 2010, overall volumes of crude oil/feedstock processed decreased by 1.8% compared with 2009 (our refinery capacity utilization was 93.2%, compared to 94.9% in 2009) due mainly to overhauls at our refineries, as well as the lower availability in the market of some specific crude oil (Medanito) used by our refineries as well as for lubricants production in our La Plata refinery. Additionally, union conflicts with fishing workers affected the operations of Puerto Rosales, resulting in limited crude oil availability from the Golfo San Jorge basin. In 2009, overall volumes of crude oil/feedstock processed decreased by 5.5% compared with 2008 due mainly to scheduled maintenance overhauls at our La Plata refinery, as well as our production optimization efforts in response to market conditions and the decrease in sales volumes in foreign markets (which decreased 37% compared with 2008).

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During 2010, the refinery processed approximately 175 thousand barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for 2010 was 92.7%. As mentioned above, capacity utilization was affected by maintenance overhauls, lack of Medanito oil and union conflicts with fishing workers affecting availability of crude oil from the Golfo San Jorge basin. In 2009, the refinery processed approximately 172 thousand barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for 2009 was 91.2%. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins. Crude oil supplies for the La Plata refinery are transported

Back to Contents

from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

In October 2009, we commenced developing a detailed engineering project for a new Gasoil Hydrotreater Unit (HTG “B”), seeking to comply with Resolution 478/09, which requires companies to produce diesel fuel with a maximum level of sulfur of 500 parts per million, to be sold in large cities. The construction of the reactor and columns has commenced, and the compressor, feed pumps, vacuum system, ejectors, and additional equipment have been bought. The civil work in the refinery began in September 2010. Start up is expected by the first half of 2012.

The construction of a new coker unit in La Plata Refinery has been approved to increase the coking capacity by 30% and to replace an old unit. This will allow higher utilization rates of refinery. The development of detailed engineering began in June 2010. Start up is expected by 2014.

The Luján de Cuyo refinery has a nominal capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units. During 2010, the refinery processed approximately 101 thousand barrels of crude oil per calendar day. During 2010 the capacity utilization rate was 6.3% lower than in 2009, reaching a rate of 95.6%. The maintenance overhaul performed at the FCC caused a reduction in the processing of crude for more than 30 days. The utilization rate was also affected by the lack of Medanito crude oil mentioned above. In 2009, the refinery processed approximately 107 thousand barrels of crude oil per calendar day. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 87.0% of the crude oil processed at the Luján de Cuyo refinery in 2010 (and 83.1% of the crude oil processed in this refinery in 2009) was produced by us. Most of the crude oil purchased from third parties comes from oil fields in Neuquén or in Mendoza.

In November 2010, we started up a new furnace in Topping III (in the Luján de Cuyo refinery) replacing the three furnaces previously in operation. Provided other upgrades are made in certain installations, this will allow us to increase the nominal capacity of the unit by 2,500 barrels per calendar day. In order to comply with government regulations on sulfur specifications for fuels, which will become effective in the middle of 2012, the Luján de Cuyo refinery is developing two projects: a naphtha Hydrotreater Unit (HTN II) and a gasoil Hydrotreater Unit (HDS III). The developing basic engineering stage with respect to the first project has been completed, while the second consists in buying a used unit located in the Philippines.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. During 2010, the refinery processed approximately 22 thousand barrels of crude oil per calendar day. In this period, the capacity utilization rate was 7.1% lower than in 2009, reaching a rate of 86.5%. This decrease was mainly due to the maintenance overhaul of the distillation unit in January 2010. In 2009, the refinery processed approximately 23 thousand barrels of crude oil per calendar day. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2010, 23.7% of the refinery’s crude supplies were purchased from third parties, while in 2009, such purchases reached 26.4% of the refinery’s crude supplies.

At the end of 2009, we completed the construction of tanks and facilities for the reception and blending of biodiesel in order to facilitate compliance in the future with new specifications for diesel fuel as established pursuant to Law 26,093. See “—Domestic Marketing Division.” At the end of March 2010, the facility started to blend biodiesel in gasoil at 5% by volume.

Back to Contents

During 1997 and 1998, each of our refineries were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). The Luján de Cuyo and Plaza Huincul refineries were also certified under OHSAS 18001 (security performance) in 1999 and 2009, respectively. Between 2007 and 2010, our refineries were recertified under ISO 9001:2000, ISO 14001:2004 and OHSAS 18001:2007.

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

We own two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo refinery (528 kilometers), and the other connects Puerto Rosales to the La Plata refinery (585 kilometers) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (another 52 kilometers). We also own a plant for the storage and distribution of crude oil in the northern province of Formosa with an operating capacity of 19,000 cubic meters, and two tanks in the city of Berisso, in the province of Buenos Aires, with 60,000 cubic meters of capacity. We own 37% of Oleoductos del Valle S.A., operator of an 888-kilometer pipeline network, its main pipeline being a double 513 kilometer pipeline that connects the Neuquina basin and Puerto Rosales.

We hold, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest in the 428-kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The assets related to this pipeline were reduced to their recovery value.

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

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own 16 plants for the storage and

Back to Contents

distribution of refined products with an approximate aggregate capacity of 1,251,593 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or river connections. We operate 54 airplane refueling facilities (40 of them are wholly-owned) with a capacity of 24,000 cubic meters, own 27 trucks, 116 suppliers and 16 dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

In January 2010, we completed the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo, in order to facilitate compliance with the new specifications for gasoline set forth by Law 26,093. YPF is currently producing this blending in the storage plants of Luján de Cuyo, Montecristo and San Lorenzo. Similar construction work in the rest of our plants is expected to be finished during the year 2011.

In 1998, our logistic activities were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance), and recertified in 2008 under ISO 9001:2008 and ISO 14001:2004. In 2010, logistics activities were also certified under OHSAS 18001 (security performance).

Trading division

Our Trading Division sells refined products and crude oil to international customers and oil to domestic oil companies. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, LPG, light naphtha and virgin naphtha. This Division’s export sales are made principally to Brazil and the Netherlands Antilles. Sales to international customers for the years 2010 and 2009 totaled Ps.3,325 million and Ps.2,878 million, respectively, 69% and 79% of which, respectively, represented sales of refined products and 31% and 21% of which, respectively, represented sales of marine fuels. On a volume basis, in 2010 and 2009 sales to international customers consisted of 6.3 mmbbl and 11.2 mmbbl of refined products, respectively, and 3.32 mmbbl and 2.49 mmbbl of marine fuels, respectively. Domestic sales of crude oil totaled Ps.467 million and Ps.485 million and 2.3 mmbbl and 3.1 mmbbl in 2010 and 2009, respectively. Domestic sales of marine fuels totaled Ps.511 million and Ps.380 million and 1.5 and 1.4 mmbbl in 2010 and 2009, respectively. In addition, since 2010 imports have increased, principally of high and low sulfur diesel and gasoline, totaling 3.5 mmbbl and 0.9 mmbbl, respectively, in 2010.

Domestic marketing division

Through our Marketing Division, we market gasoline, diesel fuel, LPG and other petroleum products to the retail, agricultural and industrial segments of the market.

As of December 31, 2010, the Marketing Division’s sales network in Argentina included 1,622 retail service stations (compared to 1,632 at December 31, 2009), of which 96 are directly owned by us, and the remaining 1,526 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”), our wholly-owned subsidiary, operates 168 of our retail service stations, 81 of which are directly owned by us, 26 of which are leased to ACA (Automóvil Club Argentino), and 61 of which are leased to independent owners. We will continue our efforts to improve our service stations network through the incorporation of stations in premium locations. In addition, we have a 50% interest in Refinor, company dedicated to the refining, processing of gas and which operates 69 retail service stations.

During 2010, we have developed and implemented a new design image in service stations. We will continue to deploy this new image during 2011. Fuel sales is complemented by a development of convenience stores (“Full YPF” or “Full Express YPF”) and an oil change service (“YPF Boxes”).

According to our latest internal estimates, as of December 31, 2010, we were the main retailer in Argentina, with 30.8% of the country’s gasoline service stations, followed by Shell, Petrobras and ESSO (recently acquired by Bridas Corporation) with shares of 15.4%, 12.8% and 10.6%, respectively. As of December 31, 2009, our points of sale accounted for 30.9% of the Argentine market. During 2010, our market share in diesel fuel and gasoline, marketed in all segments, slightly decreased from

Back to Contents

57.4% as of December 31, 2009 to 57.3% as of December 31, 2010, according to our analysis of data provided by the Argentine Secretariat of Energy.

“Red XXI” marketing program, released in October 1997, has significantly improved operational efficiency. This program provides us performance data for each station online and connects most of our network of service stations. As of December 31, 2010, 1,445 stations were linked to the Red XXI network system.

Our commercial training program (Escuela Comercial YPF), one of the programs held by the Know How Commercial area, is focused on performance, employability, operational excellence and customer satisfaction. Escuela Comercial YPF is aligned with our business strategy to promote a sense of belonging and common vision shared by all the members of our business chain. During 2010, a total of 6,034 people attended over 197,800 hours of training, 26,900 hours of which were dedicated to the formation of trainers in over 1,600 service stations of our network; and 1,823 people belonging to the 170 independently operated service stations completed 76,000 hours of training.

Over 250 commercial representatives from the retail, industrial and agro-industrial segments, attended a new program focused on the development of skills needed to perform well under the new market conditions. They received over 8,000 hours of formal training along with 8,500 hours of practice training.

YPF-owned service stations have established a quality standard superior to the ISO standards. This model was developed during 2008 and 2009, and was implemented during 2010. This model will be adapted to be included in the affiliated service station operators guide in the future. YPF-owned gas service stations have been certified under ISO 14000 standards for the past ten years, and a small number of such service stations have been certified under OHSAS 18001 and ISO 22000 in the past three years.

Our specialties unit has an integral management system, which is ISO 9001, TS16949, ISO14001 and OHSAS 18001 certified, and which includes design, production, storage, distribution and technical support for lubricants, asphalts and paraffin. It is responsible for the distribution of a wide variety of products, including lubricants, greases, asphalt, paraffin, base lubricants, decanted oil, carbon dioxide and coke for the local and export markets.

Our sales to the agro-industrial sector are principally conducted through a network of 121 distribution bases, eight of which are owned by as and are identified as “YPF Directo”. Through this network we sell fertilizers, oil, lubricants, agrochemicals, and “silobolsa” among other products, offering a comprehensive portfolio to the producer. Sales to transportation, industrial, and mining sectors are made primarily through our direct sales efforts. The main products sold in the domestic wholesale market include diesel fuel, fuel oil, lubricants and specialties. Sales to the aviation sector are made directly by us. The products sold in this market are jet fuel and aviation gasoline.

During 2010, our lubricants and specialties sales to domestic markets increased by approximately 30% compared to 2009. We export lubricants to eight countries. Sales to export markets decreased by approximately 2% from Ps.202 million at December 31, 2009 to Ps.198 million in 2010. During 2010, total lubricants sales increased by 20.6%, total asphalt sales increased by 10.2% and total specialties sales increased by 42.3%. Our lubricants and specialties unit followed a strategy of differentiation allowing it to achieve and maintain the leading position in the Argentinean market. Our market share as of December 31, 2010 was 38%, compared to 36.9% as of December 31, 2009, according to our latest internal estimates. Lead domestic automotive manufacturers Ford, Grupo Volkswagen (VW, Audi, Seat), Scania, Porsche, Subaru and General Motors, exclusively use and recommend YPF-branded lubricant products.

Continuing with our commitment to the environment and the development of alternative fuels, we completed the bioenergy program 2007-2010. This program of research and development at a national level was developed together with the “Universidad Nacional de Cuyo” and other governmental entities, growing experimental crops for the production of biofuels, aimed at promoting development in Argentina’s regional economies, and is currently still in a phase of definition of the future lines of work. Our main objective in the field of biofuels is to ensure the needs of biofuel for the domestic market and to build partnerships for the research and development of alternative energy

Back to Contents

sources including second generation biofuels. Pursuant to law 26,093, effective since the first quarter of 2010, we began to supply the market with fossil fuels mixed with biodiesel and bioethanol in the proportions determined by the relevant authority throughout the country.

LPG general division

Production

We are one of the largest LPG producers in Argentina, with a yearly production of 530,929 tons in 2010 (not including production of LPG destined for petrochemical usage).

We also have a 50% interest in Refinor, a jointly-controlled company, which produced 248,979 tons of LPG in 2010.

The LPG division obtains LPG from natural gas processing plants and from its refineries and petrochemical plant. It also purchases LPG from third parties as detailed in the following table:

Purchase (tons)

2010

LPG from Natural Gas Processing Plants:(1)
General Cerri	27,429
El Portón	130,640
San Sebastián	17,855

Total Upstream	175,925

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	203,010
Luján de Cuyo Refinery	130,668
Ensenada Petrochemical Plant	21,326

Total Refineries & Petrochemical Plants(2)	355,004

LPG purchased from jointly controlled companies:(3)	76,531

LPG purchased from unrelated parties	32,250

Total	639,710

(1)	The San Sebastian plant is a joint-venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor.

LPG marketing

We sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG general division does not directly supply the retail market and such market is supplied by Repsol YPF Gas, which is not a YPF company.

Back to Contents

Our LPG sales for the years 2010 and 2009 can be broken down by market as follows:

	Sales

	2010	2009

	(tons)
Domestic market
Retail to related parties under common control	273,642	257,156
Other bottlers/propane network distributors	126,432	112,252
Other wholesales	72,619	101,034
Foreign market/exports
Exports	162,333	212,053

Total sales	635,026	682,494

Total sales of LPG (excluding LPG used as petrochemical feedstock) to all markets (domestic and foreign markets combined) were Ps.1,006 million and Ps.699 million in 2010 and 2009, respectively.

Chemicals

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

Back to Contents

Natural gas, the raw material for methanol, is supplied by our Exploration and Production business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the chemical and the upstream units.

We also use high carbon dioxide-content natural gas in our methanol production, allowing us to keep our methanol plant working at 50% of its production capacity during the winter period.

The raw materials for petrochemical production in Ensenada, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2010 and 2009, 85.5% and 73%, respectively, of our petrochemicals sales (including propylene) were made in the domestic market. Petrochemicals exports are destined to Mercosur countries, the rest of Latin America, Europe and the United States.

We also participate in the fertilizer business directly and through Profertil, our 50%-owned subsidiary. Profertil is jointly controlled by us and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001.

Our Ensenada petrochemical plant was certified under ISO 9001 in 1996 and recertified in June 2010 (version 2008). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified (version 2004) in June 2010. The plant was also certified under OHSAS 18001 in 2005 and recertified in June 2010 (version 2007). For the periods 2008 and 2009, the plant also certified the inventory of CO2 emissions under ISO 14064:1. The laboratory of our Ensenada petrochemical plant was certified under ISO 17025 (Version 2005) in 2005 and recertified in 2008.

Our Methanol plant was certified under ISO 9001 (version 2000) in December 2001, and recertified in June 2010 (version 2008), under ISO 14001 (Version 2000) in October 2007 and OHSAS 18001 in December 2008.

During 2010, we have initiated the construction of a new Continuous Catalytic Reforming unit (CCR) in the Ensenada petrochemical complex. Total investment is estimated to be U.S.$348 million. Start up is expected by the second half of 2012. New production is expected to meet the growing demand of high octane gasoline in the local market, while at the same time the CCR is expected to provide hydrogen to the new Hydrotreater Unit in our La Plata Refinery.

Research and Development

We have a research and development facility located in La Plata, Argentina. Our R&D projects and activities relate to the entire value chain of the business, including exploration of new sources of oil or gas, extraction and conditioning for transportation, transformation and manufacture of products at industrial complexes, and distribution to the end customer. In 2010, our technology unit allocated approximately U.S.$8 million to R&D activities, approximately 30% of which were allocated to cooperation with external technology centers. In order to support these R&D activities, we invested approximately U.S.$3 million in new laboratory equipment.

YPF pursues an active policy of cooperation with technology centers and universities in the public and private sector, nationally and internationally. Our 2010 budget for such cooperation arrangements was approximately U.S.$2.9 million, U.S.$1.9 million more than the previous year. Four important research and development projects are being subsidized in part by Fontar (one of the Argentine Government’s technology funds), two of them since 2009 and the other two since their adoption in late 2010. In addition, two important technological projects were presented to the Fonarsec program (a new Argentine Government’s fund), based on cross-industry partnerships, in which YPF participates for the first time.

Uncertainty about what will be the dominant technologies in the future, prospective R&D results and business cycles have led us to develop a Strategic Technology Plan as part of our business strategy. The plan covers all parts of the company’s business: exploration and production of hydrocarbons, the natural gas value chain, oil refinery and its derivatives and petrochemicals, in addition to anticipating the future diversification of the use of energy, production of biofuels and electric transport.

R&D efforts are also focused on the development of enhanced oil recovery technologies (EOR), to increase recovery of oil from mature fields, and the development of new processes and materials to

Back to Contents

improve our facilities’ operation costs. In addition, the optimization and reuse of production water and hydrocarbon exploration and exploitation of non-conventional resources, remain our most important challenges, requiring the development and application of very specific technologies.

Regarding refining and marketing of petroleum products, we apply our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on achieving energy efficiency and environmental improvements.

In the petrochemical business, our R&D activities are mainly directed towards the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products. Sulphur extracted from fuels has proved useful in the development of these new petrochemical products.

Our 2010 R&D project portfolio was comprised of a total of 56 projects, 20 of which were under execution and 36 in respect of which a technical-economic feasibility analysis was being conducted.

YPF works in cooperation with Repsol YPF’s R&D center, to carry out R&D programs of mutual interest.

Competition

The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén and Chubut, as well as from ENARSA, the Argentine state-owned energy company, especially in light of the transfer of certain hydrocarbon properties to ENARSA and the Argentine provinces in 2007. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as ESSO (a former subsidiary of ExxonMobil which was recently acquired by Bridas Corporation), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and Argentine regulations and, accordingly, may fluctuate for a variety of reasons. Some of the prices in the internal market are controlled by local authorities. See “—Regulatory Framework and Relationship with the Argentine Government.” Changes in the domestic and international prices of crude oil and refined products have a direct effect on our results of operations and on our levels of capital expenditures. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Oil and gas prices could affect our level of capital expenditures.”

Environmental Matters

YPF—Argentine operations

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including air emissions and waste water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the

Back to Contents

establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects, the more significant of which are discussed below. We cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future by us, including for the installation and operation of systems and equipment for remedial measures, and could affect our operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other liabilities.

In 2009 and 2010, we continued making investments in order to comply with new Argentine fuel specifications that are scheduled to come into effect gradually through 2016, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In addition, we have developed detailed engineering packages and have invested in equipment for the construction of diesel fuel oil desulphuration units at La Plata and Luján de Cuyo refineries and FCC naphtha desulphuration unit in Luján de Cuyo refinery, which construction has already begun. These projects have been delayed due to the postponement of the implementation of the fuel specification regulations, but must be completed by July 2012. We have adopted construction strategies oriented to meet the July 2012 deadline. Additionally, we are increasing the tankage capacity of several of our terminals in order to optimize fuel distribution logistics.

First stage projects related to biofuels, such as the addition of bioethanol to gasoline and Fatty Acid Methyl Esters (FAME) to diesel, were accomplished by the end of 2009 and were operational by the beginning of 2010. During 2010, additional bioethanol facilities at several terminals were installed and ready to operate by the end of the same year. Also in 2010, investments were made in projects in other terminals to facilitate the addition of FAME to diesel. These projects are expected to enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

In 2010, we approved a plan to comply with the above-mentioned motor fuels quality environmental specifications. This plan contemplates investments of approximately U.S.$550 million between 2011 and 2012.

At each of our refineries, we are performing, on our own initiative, remedial investigations, feasibility studies and pollution abatement projects, which are designed to address potentially contaminated sites and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in our upstream and downstream operations.

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, we have initiated the construction of a Plant Continuous Catalytic Reformer (CCR) which will imply an investment of approximately U.S.$348 million. The above plant will use the latest technology available worldwide to perform chemical processes which will involve improvements in productivity, safety and environmental standards. We expect that this project will be accomplished by mid 2012. The production system will produce about 200,000 additional tons of aromatics that can be used as octane enhancers for gasoline and automotive applications. Additionally, it will increase the hydrogen production in approximately 15,000 tons which will feed the fuel hydrogenation processes for increasing the fuel quality and reduce the sulfur content, further reducing the environmental impact of internal combustion engines. We also commenced construction of a new Coke Unit at La Plata refinery, replacing the one previously in operation. The new unit design is expected to optimize energy efficiency and minimize particulate matter emissions.

In addition to the projects mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production and Refining and Marketing and Chemicals segments.

Capital expenditures associated with domestic Exploration and Production environmental projects during 2010 were approximately U.S.$189 million and included expenditures relating to

Back to Contents

Health, Safety and Environment (HSE) management systems, waste management, energy efficiency, biodiversity plans, remediation of well sites, tank batteries’ integrity and remediation of oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training, and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

We and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries and harbor terminals as well.

In 1991, we entered into an agreement (Convenio de Cooperación Interempresarial, or “CCI”) with certain other oil and gas companies to implement a plan to reduce and assess environmental damage resulting from oil spills in Argentine surface waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consultation on technological matters and mutual assistance in the event of any oil spills in rivers or at sea due to accidents involving tankers or offshore exploration and production facilities. See “—Remediation Plans for our Offshore Operations” below.

In respect to climate change, as part of Repsol YPF, YPF has actively contributed and adhered to Repsol YPF’s climate change strategies and, as such we are committed to:

•	the active promotion of identification and pursuit of opportunities to reduce greenhouse gas emissions in our operations;

•	intensifying the execution of internal projects for the obtention of credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	in December 2010, YPF obtained the approval of United Nations for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (CDM) project, the first one of its kind approved in the world. The project in the La Plata refinery reduces the emissions of greenhouse gases (GHG) from fossil fuels used for process heating by replacing these fuels with recovered waste gases that were previously burned in flares. The project will increase energy efficiency by reducing the demand for fuel oil and natural gas, allowing an annual emission reduction of approximately 200,000 tons of carbon dioxide, ensuring La Plata refinery is developed to operate in harmony with the surrounding communities, to the benefit the local environment;

•	to secure the approval of the CDM project, YPF developed a new methodology, which was approved by United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities”. At the moment, 4 projects in the world are being developed applying this methodology designed by YPF. A similar investment in flare gas recovery and utilization at the Luján de Cuyo refinery is under development as a CDM project and was approved by the Argentinean National Design Authority (DNA) on February 2010. YPF hopes to achieve the approval of United Nations in the first semester of 2011;

•	the undertaking and verification of third-party CO2 emissions inventories for refining and chemical operations in accordance with the ISO 14064 standard. The inventory at Ensenada Industrial Complex has been verified since 2008, and verification commenced at La Plata and Luján de Cuyo refineries in 2010;

•	in addition to verifying third-party CO2 inventories, the La Plata and Luján de Cuyo refineries have shown verified reductions in emissions in accordance with the ISO 14064 standard in both 2009 and 2010.

Our estimated capital expenditures and future investments are based on currently available information and on current laws. Any future information or future changes in laws or technology could cause a revision of such estimates. In addition, while we do not expect environmental

Back to Contents

expenditures to have a significant impact on our future results of operations, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to our financial position, and may affect results of operations in any given year.

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

Remediation Plans for our Offshore Operations

The offshore fields operated by us as well as those in which we have a working interest have in place a Health, Safety, Environmental and Community (“HSEC”) management plan to address risks associated with the project. In addition, all drilling projects that we operate or in which we have a working interest have in place an Emergency Response Plan (“ERP”), including response plans for oil spills.

The HSEC management plans in place at facilities operated by us include ERPs for an oil spill or leak, and these ERPs are regularly assessed for adequacy in light of available information and technical developments. We review our HSEC management plans for our drilling projects on a regular basis to seek to ensure that appropriate measures are in place for every phase of the project.

Malvinas

We are currently in the planning stage for a deep water project named Malvinas, located in blocks CAA40/CAA46 and situated in Argentinean waters. Our HSEC management plan for this project includes an ERP for an oil spill. We also have in place an Oil Spill Response Plan (OSRP) the priority of which is to protect human health and the environment in the event of an oil spill or leak. The OSRP sets forth the response measures, assignment of responsibilities and resources available in the case of an oil spill or leak, and seeks to minimize its impact by establishing control, containment, clean up and recovery procedures, as well as restitution and mitigation procedures to the extent applicable. The overall clean up and recovery procedures would be managed by an Argentine company contracted by us and authorized by the relevant government authority. The OSRP uses the tiered response concept, in which spills are classified as Tier I spills (small spills close to the offshore operation that generally require only on site resources), Tier II spills (larger spills that generally require resources and assistance from other oil industry operators) and Tier III spills (very large spills with serious consequences that generally require substantial additional resources and assistance). A multipurpose supply vessel (MSV) is available exclusively for this project, which, in the event of a Tier I or Tier II spill, will operate with a supporting vessel (a platform supply vessel (PSV)

Back to Contents

or an anchor handling towing supply vessel (AHTS)). Such vessels are equipped with rapid deployment marine booms, absorbent materials, dispersants, skimmers, fast tanks, floats, fences and barriers, among other materials, as well as qualified personnel. Pursuant to the contract entered into with the aforementioned Argentine company, in the case of a Tier II or Tier III spill, we would be entitled to the use of additional resources of such company, located in different sites in Argentina, and including vessels, containment booms, sorbents, dispersants, collectors, pumps, and containers. In addition, the Argentine company we have contracted is a party to an agreement with the Argentine Public Airlines (Líneas Aéreas del Estado, or LADE), pursuant to which it would have priority in the use of the Hércules aircrafts of the Argentine Air Force in the event of an emergency scenario.

In addition to the above, our remediation efforts would be supported by the companies which are parties to the inter-company agreement (the Convenio de Cooperación Interempresarial, or “CCI”) which was entered into by several oil companies and pursuant to which they have committed to cooperate in case of oil spills or environmental damage in Argentinean waters. Each of the parties to the CCI has undertaken to maintain and operate a number of Response Operations Centers, or ROCs, each of which is required to be furnished with the equipment and materials detailed in the CCI. There are a total of 14 ROCs, six of which are operated by the company. As provided in the agreement, the equipment distributed among the ROCs includes 16,945 meters of containment booms (5,135 meters of which are located in our ROCs), 18,900 meters of absorbent booms (8,700 meters of which are located in our ROCs), 307 tanks of dispersants (27 of which are located in our ROCs), 94 collectors (38 of which are located in our ROCs), 38 pumps (14 of which are located in our ROCs), and several containers, among others, shall be available to any of the signing parties at their request. The operator of each ROC is responsible for the maintenance of its equipment, and is committed to provide the requesting party with nautical support in the area. In addition, at each of these ROCs the operator must maintain personnel adequately trained to take action in case of a spill. The requesting party is responsible for the replacement of the equipment in operative conditions after making use of it, as well as for the related operation costs.

Neptune

Under the Neptune Joint Operating Agreement, the operator of the field is required to maintain an HSEC management plan based on health and safety rules agreed upon between the operator and the non-operators. As a non-operator, we are entitled to review the operator’s safety and environmental management systems for compliance with the HSEC management plan, but we do not have direct control over the measures taken by the field operator to remedy any particular spill or leak. The operator of the field is required to notify all non-operators, including us, in writing of any spill greater than 50 barrels, among other incidents.

The HSEC management plan for Neptune, which is maintained by the operator of the field, includes the following critical elements and procedures:

•	Emergency Shutdown (ESD) System

•	Fire Detection System

•	Combustible Gas Detection System

•	Ventilation Systems (Mechanical)

•	Spill/Leak Containment Systems

•	Vent/Flare System

•	Subsea Well Control System

•	Temporary Refuge

•	Escape Water Craft

•	Critical Power Systems (including electric, pneumatic, hydraulic)

•	Emergency Communication Systems

•	Hull Ballast Systems

•	Hull Tendons

Back to Contents

•	Riser Hang-off Components

•	Design HSE Case Critical Procedures

•	Emergency Shutdown (ESD) Procedures

•	Evacuation Procedures

•	Dire Fighting Procedures

•	Helideck Operations Procedures

•	Emergency Response Procedures

Additionally, the operator’s Emergency, Preparedness and Response procedures include teams that generally are on call 24 hours a day, 7 days a week and are summoned based on the severity level of the emergency (1-low up to 7-extreme) through a third party London based emergency dispatcher. The operator’s teams include the following:

•	Fire and Safety Team (FAST) Site Response (Level 1 to 2 severity): Provides initial on-scene response and incident containment in the operator’s tower building including evacuation, first aid, CPR, search and rescue.

•	Incident Management Team (IMT)—Asset/Local Response (Level 2 to 5 severity): Provides tactical, operational, HSEC, planning, logistical and regulatory notification support and other technical expertise. An Incident Management Center is established for the IMT in one room of the operator building in Houston. The IMT is also supported by a drilling-specific team from the World Wide Drilling group for any incidents during drilling and completions activities.

•	Emergency Management Team (EMT)—Petroleum/Asset Response (Level 3 to 5 severity): Provides support to the IMT with emphasis on strategic issues affecting the Asset and Petroleum including internal and external stakeholder management, financial, legal, and communication support. An Emergency Management Room for the EMT is established in one room of the operator’s building in Houston.

•	Crisis Management Team (CMT)—Operator Response (Levels 5 to 7 severity): Provides support to the EMT with emphasis on strategic issues affecting the operator including communications with stakeholders at senior levels.

•	External Response Organizations: Summoned for any severity level based on needs assessed by the IMT, EMT or CMT. Includes government response groups and external oil spill response organizations and emergency management consultants.

The HSEC management plan is administered by a leading oil field services contractor contracted by the operator and includes a plan of action in the event of a spill or leak.

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore and/or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. As of December 31, 2010, approximately 99.9% of our proved reserves were located in Argentina. We also own property in the United States, Guyana and Uruguay. See “—Exploration and Production—Principal properties.”

There are several classes of property which we do not own in fee. Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2010, we leased 87 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

Back to Contents

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other services contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Key Information-Risk Factors-We may not have sufficient insurance to cover all the operating hazards that we are subject to”, “—The oil and gas industry is subject to particular economic and operational risks” and “—We may incur significant costs and liabilities related to environmental, health and safety matters”.

Argentine operations

We insure our operations against risks inherent in the oil and gas industry, including loss of or damage to property and our equipment, control-of-well incidents, loss of production or profits incidents, removal of debris, sudden and accidental pollution, damage and clean up and third-party claims, including personal injury and loss of life, among other business risks. Our insurance policies are typically renewable annually and generally contain policy limits, exclusions and deductibles.

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with varying deductibles of between U.S.$0.1 million and U.S.$1 million, in each case depending on the type of incident. Certain types of incidents, such as intentional pollution and gradual and progressive pollution, are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$1,000 million per incident, with varying deductibles of between U.S.$1 million and U.S.$6.75 million, including loss of production or profits with deductibles of 60 days for downstream operations with a minimum deductible of U.S.$20 million for upstream operations.

Argentine regulations require us to purchase from specialized insurance companies (Aseguradoras de Riesgos de Trabajo – ART) insurance covering the risk of personal injury and loss of life of our employees. Our insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations. These regulatory requirements also apply to all of our contractors.

We have adopted a position in agreements entered into with contractors that provide drilling services, well services or other services to our exploration and production operations (“E&P Services Agreements”), whereby contractors are generally responsible for indemnifying us to varying degrees for certain damages caused by their personnel and property above the drilling surface. Similarly, we are generally responsible under our drilling contracts to indemnify our contractors for any damages caused by our personnel and property above the drilling surface.

We typically assume responsibility for indemnifying our contractors for any loss or liability resulting from damages caused below the surface provided that such damages below the surface have not been caused by the negligence of the contractor in which case the contractor shall be liable up to a limited amount agreed by the parties in the E&P Services Agreements.

E&P Services Agreements usually establish that contractors are responsible for pollution or contamination including clean-up costs and third party damages caused above the surface by the spill of substances under their control, provided that the damage has been caused by the negligence or willful misconduct of the contractor. In the event of pollution or contamination produced below the surface, contractors shall also typically be liable for damages caused due to the contractor’s

Back to Contents

negligence or willful misconduct. However, in this last case the damages are also usually limited to an amount agreed upon by the parties in the E&P Services Agreement.

We are also partners in several joint ventures and projects that are not operated by us. Contractual provisions, as well as our obligations arising from each agreement, can vary. In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our Argentine operations. In addition, in certain cases we may contract insurance covering specific incidents or damages which are not provided for in the operator’s insurance policy. We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage.

With respect to downstream servicing contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment. A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or loss of profits is normally included.

Gulf of Mexico operations

Our operations in the Gulf of Mexico currently include only our 15% working interest, through our subsidiary Maxus U.S. Exploration Company, in the Neptune field, which is operated by BHP Billiton. Our Gulf of Mexico operations are insured under a policy similar to that described above for our Argentine properties, with certain differences that are addressed below.

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration. The following limits and deductibles are applicable to our insurance coverage:

•	Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100%), with deductibles ranging from U.S.$0.75 million (100%) to U.S.$1.25 million (100%), and U.S.$10 million (100%) in respect of windstorms;

•	Loss of production is covered up to a limit of U.S.$35 million (15%) with a deductible of 60 days of production (90 days in respect of windstorms);

•	Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%) (U.S.$10 million (100%) in respect of incidents related to windstorms). Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

•	Third party liability coverage arising from personal injury and loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is limited to U.S.$266 million (100%), with a U.S.$66.7 thousand deductible (100%).

According to the procedures applicable to the Neptune field consortium, its operator shall use its best efforts to require contractors to carry insurance coverage for worker compensation, employers liability, commercial general liability and automobile liability. To our knowledge, based solely on inquiries made to the operator, this policy is applicable to all contracts and a majority of contractors carry such insurance. Contractors providing aircraft and watercraft are required to provide further

Back to Contents

insurance cover relevant to this activity. In addition, our own insurance policy covers risks of physical loss or damage incurred as a result of negligence by any contractor to supplies and equipment of every kind and description incidental to our operations, including, among others, materials, equipment, machinery, outfit and consumables, in each case as defined in our insurance contract and with the deductibles and exclusions specified therein. The consortium or operator, as applicable, is responsible for indemnifying a contractor for damages caused by its personnel and property. The operator or consortium, as applicable, is also responsible for indemnifying contractors for certain losses and liabilities resulting from pollution or contamination.

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

Back to Contents

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

Back to Contents

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

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which Argentina was then immersed. The situation of emergency declared by Law 25,561 has been extended until December 31, 2011 by Law 26,563. The Executive Branch is authorized to execute the powers delegated by Law 25,561 until such date.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina to overcome the economic crisis:

•	Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps.1.40 for each U.S.$1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps.1.00 for each U.S.$1.00. The deposits and obligations converted into pesos would be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (“CER”), to be published by the Argentine Central Bank. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of our dollar-denominated debt is governed by non-Argentine law.

•	Conversion into pesos at an exchange rate of Ps.1.00 for each U.S.$1.00 of all obligations outstanding among private parties at January 6, 2002 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos would be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of goods or services that are the object of the obligation are higher or lower than their price expressed in pesos, either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts. Executive Decree No. 689/02 established an exception to the Public Emergency Law and regulations and provides that the prices of long-term natural gas sale and transportation agreements executed before the enactment of the Decree and denominated in U.S. dollars will not be converted into pesos (Ps.1.00 for each U.S.$1.00) when the natural gas is exported.

•	Conversion into pesos at an exchange rate of Ps.1.00 for each U.S.$1.00 of all tariffs of public services, the elimination of the adjustment of tariffs by foreign indexes such as the Purchaser Price Index (PPI)/Consumer Price Index (CPI) index, and the imposition of a period of renegotiation with the governmental authorities thereafter.

Back to Contents

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. The application of these duties and the instruction to the Executive Branch have been extended until January 2012 by Law 26, 217. See also “—Taxation” below.

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

Back to Contents

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

Considering, among other things, that as a result of Resolution 394/2007 of the Ministry of Economy and Production, which increased duties on exports of certain hydrocarbons, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for calculation of royalties, the Undersecretariat of Fuels, which depends on the Argentine Secretariat of Energy, passed Disposition No. 1/08, which sets a minimum reference price for the calculation of royalties and does not permit downward adjustments of this price based upon the quality of crude oil. As of the date of this annual report, we have negotiated with certain third parties sale prices of crude oil that we have used as the basis for calculating and paying royalties according to the methodology set forth in the Hydrocarbons Law.

Disposition No 1/08 of the Undersecretariat of Fuels, ratified by Resolution 813/2010 of the Secretariat of Energy, was successfully challenged by other companies that considered that such Disposition was contrary to the royalties calculation method set in the Hydrocarbons Law. These companies have obtained, from the Federal Supreme Court, preliminary injunctions ordering, provisionally, that Disposition 1/08 not be applied to them (e.g., “Petro Andinda Resources Argentina S.A. vs. Province of La Pampa” (October 19, 2010), “Colhue Huapi S.A. vs. Chubut s/incidente de medida cautelar” (July 6, 2010), “Chevron Argentina SRL vs. Santa Cruz y otros s/ medida cautelar” (December 29, 2009) and “Enap Sipetrol Argentina S.A vs. Chubut s/medida cautelar” (December 29, 2009)).

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

Back to Contents

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

Extension of Exploitation Concessions in the province of Neuquén

In addition to the extension in 2002 of the expiration date of the exploitation concession of the Loma La Lata field until 2027, during the years 2008 and 2009, YPF entered into a number of agreements with the province of Neuquén, pursuant to which the exploitation concession terms of

Back to Contents

several areas located within the province were extended for a 10-year term, which now expire between 2026 and 2027. As a condition to the extension of the concession terms, YPF has undertaken to do the following under the relevant agreements: (i) to make initial payments to the province of Neuquén in an aggregate amount of approximately U.S.$204 million; (ii) to pay the province of Neuquén an “Extraordinary Production Royalty” of 3% of the production of the areas affected by this extension (in addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income, as defined in each agreement); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures until the expiration of the concessions in an aggregate amount of approximately U.S.$3,512 million, and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an aggregate amount of approximately U.S.$23 million.

Extension of Exploitation Concessions in the province of Mendoza

In April 2011, YPF entered into a Memorandum of Agreement to extend the term of the exploitation concessions identified below, which will become effective upon its approval, through the issuance of the corresponding executive decree, by the province of Mendoza.

The Memorandum of Agreement between YPF and the province of Mendoza provides, inter alia, the following:

•	Concessions involved: el Portón, Barrancas, Cerro Fortunoso, el Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

•	Exploitation concession terms, which were originally set to expire in 2017, are extended for a 10-year term; and

•	YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately of U.S.$ 135 million, on the date specified in the Memorandum of Agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas affected by the Memorandum of Agreement; (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$4,113 million until the expiration of the extended term, as stipulated in the Memorandum of Agreement, on the exploitation concessions affected by the Memorandum of Agreement; (iv) to contribute with U.S.$16.2 million to a “Social Infrastructure Investment Fund” to satisfy community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities in certain government agencies of the province of Mendoza.

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

Back to Contents

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

Back to Contents

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

The Hydrocarbons Law authorizes the executive branch of the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand. If the executive branch restricts the export of crude oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34 º API.

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

Back to Contents

Refined products

In April 2002, the Argentine government and the main oil companies, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Fuel (Convenio de Estabilidad de Suministro de Gas Oil) was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between the fixed price and the market price through export duty credits. Through new price-stabilization agreements, the price paid by urban and suburban transporters was revised, the current price being Ps.0.90 per liter. In March 2009, Executive Decree No. 1390/2009 empowered the Chief of Cabinet to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law, and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, and in defect thereof, in cash. As of the date of this annual report, the annual agreements for the fiscal years 2010 and 2011 are under negotiation. Duty credits corresponding to the year 2010 have already been approved and the relevant certificates have been delivered to YPF.

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

Resolution S.E. No. 1,679/04 reinstalled the registry of diesel fuel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/2007 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel fuel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel fuel is necessary to obtain authorization to export the products included under Decree No. 645/2002 (crude, fuel oil, diesel fuel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680,

Back to Contents

imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

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

Resolution No. 1451/2008 extended until December 31, 2009 the Energy Substitution Program and Rule No. 287/2008, issued by the Sub-secretary of Coordination and Control on December 19, 2008, which approved the following general plans for the implementation of the Energy Substitution Program in 2009:

1.	General Plan for the Supply of Gaseous Fuels, including:

(i)	a plan for the supply of regasified liquefied natural gas (LNG), which provided for the construction, maintenance, management and administration of a system for the regasification of LNG and the supply of natural gas to the Argentine market, and empowered ENARSA, directly or through third parties, to take all necessary actions, including the purchase of the LNG, for such purpose;

(ii)	a plan for the supply of propane, which provided for the management of a system to acquire and deliver propane to be injected into the natural gas distribution network of the province of Buenos Aires, and empowered ENARSA, directly or through third parties, to take all necessary actions, including the purchase of propane, for such purpose; and

(iii)	a plan for the provision of imported gas deemed necessary to fulfill the objectives of the Energy Substitution Program. In this respect, ENARSA was to purchase the natural gas necessary to fulfill domestic demand.

2.	General Plan for the Supply Liquid Fuels, including:

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

The Energy Substitution Program was extended for the year 2010.

On August 17, 2010, the Argentine Secretariat of Domestic Commerce issued Resolution No. 295/2010, imposing that the trade price of liquid fuels should be leveled back to those prices existing on July 31, 2010. This Resolution has been successfully challenged by another company and a preliminary injunction was granted suspending the effects of such Resolution. This Resolution was later on derogated by Resolution No. 543/2010 of the Argentine Secretariat of Domestic Commerce.

On February 2, 2011, the Argentine Secretariat of Domestic Commerce issued Resolution No. 13/2011 stating that the retail price of liquid fuels had to be leveled back to those prices existing on January 28, 2011. This resolution also required refineries and oil companies to continue to supply amounts of fuel to the domestic market consistent with amounts supplied the prior year, as adjusted for the positive correlation between the increase in the demand of fuel and gross domestic product. On March 29, 2011, however, the Argentine Secretariat of Domestic Commerce issued Resolution No. 46/2011, which derogated Resolution No. 13/2011, alleging that market conditions had changed since its issuance.

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

Back to Contents

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

Back to Contents

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

The Argentine Secretariat of Energy, through Resolution No. 1070/2008 issued on October 1, 2008, ratified the complementary agreement entered into between Argentine natural gas producers and the Argentine Secretariat of Energy on September 19, 2008 (the “Complementary Agreement”), which (i) modified gas prices at the wellhead and segmented the residential sector in terms of natural gas demand, and (ii) established the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020. On January 13, 2010, the natural gas producers signed an addendum to the Complementary Agreement which extended the commitment to contribute to the fiduciary funds created by Law No. 26,020 until December 31, 2010. On January 25, 2011, the natural gas producers signed a second addendum to the Complementary Agreement which extends such commitment until December 31, 2011. See “—Liquefied Petroleum Gas.”

Additionally, Executive Decree No. 2067/2008 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund will be funded through the following mechanisms: (i) various tariff charges to be paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. To date, the competent authorities have only imposed the tariff on users of transport and distribution services. This decree has been subject to different judicial claims and judges throughout the country have issued precautionary measures suspending its effects. Through Resolution No. 1417/2008, the Secretariat of Energy determined the new basin prices for the residential segment applicable to the producers that signed the Complementary Agreement.

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

On October 4, 2010, the Official Gazette published National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

Back to Contents

•	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of the agreement 2007-2011 ratified by the Resolution No. 599/07. See “Item 4—Information on the Company—Exploration and Production—Delivery Commitments”.

•	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follow the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed the Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled with exports last in order of priority.

•	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency. We have challenged the validity of the aforementioned regulation.

On December 17, 2010 certain natural gas producers (including YPF) signed an agreement which sets forth the percentage of regasified LNG to be assigned to each natural gas producer for 2011 which shall be counted towards such producers’ commitments to supply natural gas to distributors under Resolution No. 599/07.

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

Back to Contents

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

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October-April or May-September). Such Permanent Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Argentine Secretariat of Energy S.E. No. 1886/2006, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

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

Back to Contents

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

On September 19, 2008, the Secretariat of Energy and Argentine LPG producers entered into an agreement for the stability of the price of LPG in the domestic market (the “Complementary Agreement”). The Complementary Agreement applies only to LPG sold to bottlers that declare their intention to bottle such LPG in LPG bottles of 10, 12 or 15 kilograms. The Agreement requires LPG producers to supply LPG bottlers with the same volume of LPG supplied the prior year and to accept the price per ton set forth in the Complementary Agreement. The Complementary Agreement was extended on October 23, 2009 pursuant to an addendum entered into by YPF and Repsol YPF Gas S.A. The addendum requires LPG producers to supply LPG bottlers in 2010 with the same volume provided during 2009 plus an additional 5%. This addendum expired on December 31, 2010.

On December 29, 2010, LPG producers signed a second addendum to the Complementary Agreement (as defined in “—Natural gas”) which extends the Complementary Agreement until December 31, 2011. Such second addendum establishes that LPG producers shall supply in 2011 the same volume sold during 2010 in the LPG bottler market.

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

Back to Contents

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

On July 19, 2001, the Secretariat of Environmental Policy of the province of Buenos Aires issued Resolution No. 1037/01 ordering us to clean up certain areas adjacent to the La Plata refinery. The resolution was appealed through an administrative procedure which has not yet been resolved. Nevertheless, we have commenced certain works in order to identify potential technical solutions for the treatment of the historical contamination, while reserving that the remediation must be made by the parties responsible for the environmental damage. Under current law, the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145.

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

Back to Contents

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

Back to Contents

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

Back to Contents

producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas export sales, but are required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen No. 235) which would have effectively required us to liquidate 100% of our export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89 based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70%/30% regime set out in Decree No. 1,589/89. Nevertheless, the uncertainty generated by the opinion of Argentina’s Attorney General resulted in a legal proceeding described under “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, remote contingencies—Proceedings related to foreign currency proceeds”.

ITEM 4A. Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

ITEM 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our audited consolidated financial statements as of December 31, 2010, 2009 and 2008 and for the years then ended (the “Audited Consolidated Financial Statements”).

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2010, we had consolidated net sales of Ps.44,162 million (U.S.$11,096 million) and consolidated net income of Ps.5,790 million (U.S.$1,455 million).

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

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012. Since September 2010, Repsol YPF has sold approximately 15.78% of our capital stock and granted an option to acquire from Repsol YPF additional shares representing 1.6% of our capital stock. As of March 28, 2011, Repsol YPF controlled approximately 68.23% of our capital stock and voting rights.

Upstream Operations

•	We hold interests in more than 90 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 37% of its total natural gas production, including natural gas liquids, in 2010, according to information provided by the Argentine Secretariat of Energy.

Back to Contents

•	We had proved reserves, as estimated as of December 31, 2010, of approximately 531 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,533 bcf of gas, representing aggregate reserves of approximately 982 mmboe.

•	In 2010, we produced approximately 107 mmbbl of oil (293 mbbl/d), including condensates and natural gas liquids, and approximately 491 bcf of gas (1,346 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2010 consisted of 1,622 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil, a company that we jointly control with Agrium, is one of the leading producers of urea in the Southern Cone.

Presentation of Financial Information

We prepare our audited consolidated financial statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 12, 13 and 14 to the Audited Consolidated Financial Statements provide a summary of the effect of these significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and proportionally consolidate the results of companies that we control jointly.

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 7.1% in 2006, 14.4% in 2007, 8.8% in 2008, 10.0% in 2009 and, according to preliminary data, 14.6% in 2010. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this annual report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolution No. 26 on the “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)”. Such resolution was approved by the CNV through General Resolution No. 562/09 on December 29, 2009, with respect to certain publicly-traded entities subject to Law No. 17,811. Compliance with such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.

In addition, according to General Resolution No. 576/10, companies which, in accordance with Argentine GAAP, previously exercised the option to report in a note to the financial statements the deferred tax liability related to the inflation adjustment of fixed assets, should account for this liability with effect in retained earnings at any interim period end or year end until the end of the transition period to IFRS, i.e. December 31, 2011.

During the year ended December 31, 2010, the company has recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant

Back to Contents

Argentine pesos and their corresponding historical cost used for tax purposes. According to Argentine GAAP, the effect of changes in the accounting policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of the resolution above mentioned, the unappropriated retained earnings as of the end of each year have been modified as follows:

	As of December 31,

Change in Unappropriated Retained Earnings (Loss)	2009	2008	2007	2006

	(in millions of pesos)
Deferred income tax liability – YPF and controlled and jointly controlled companies	(1,086)	(1,276)	(1,523)	(1,799)
Deferred income tax liability – Investments in significant influence companies	(94)	(107)	(121)	(135)

	(1,180)	(1,383)	(1,644)	(1,934)

Our financial statements as of December 31, 2009, 2008 and 2007, were amended to give retrospective effect to this change in our accounting rules. As a result, net income for the years ended December 31, 2009, 2008 and 2007, increased by Ps.203, 261 and 290 million, respectively. Such Restated Audited Consolidated Financial Statements were included in our report on Form 6-K furnished to the SEC on March 14, 2011 (SEC Accession No. 0001208646-11-000114). Our net income and shareholders’ equity under U.S. GAAP were unaffected by this change in Argentine GAAP.

The restatement of our financial statements as of December 31, 2009, 2008 and 2007 will not imply any change to any statutory decisions already made. In addition, we do not expect this change in accounting rules to affect our ability to pay dividends because our board of directors has proposed to the April 26, 2011 shareholders meeting that the amount of the reduction in shareholders’ equity resulting from the change be allocated to the adjustment to contributions account, and also the corresponding transfer to unappropriated retained earnings of an amount of Ps.236 million corresponding to the surplus of the legal reserve after this allocation.

Finally, certain oil and gas disclosures are included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We report our business into the following segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the production, transport and marketing of crude oil that we sell to third parties and of refined products that we sell to third parties and other segments of our business (“Refining and Marketing”); and (iii) the production, transport and marketing of petrochemical products (“Chemicals”). Other activities not falling into the previously described categories are reported under a separate segment (“Corporate and Other”), principally including corporate administration costs and assets and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Back to Contents

Summarized Income Statement

	For the Year Ended December 31,

	2010	2009	2008

	(in millions of pesos)
Net sales	44,162	34,320	34,875
Cost of sales	(29,899)	(23,177)	(24,013)
Gross profit	14,263	11,143	10,862
Administrative expenses	(1,429)	(1,102)	(1,053)
Selling expenses	(3,015)	(2,490)	(2,460)
Exploration expenses	(344)	(552)	(684)
Operating income	9,475	6,999	6,665
(Loss) income on long-term investments	79	(9)	97
Other income/(expense), net	(155)	159	(376)
Financial/(loss) income, net and holding gains	(379)	(1,242)	(174)

Net income before income tax	9,020	5,907	6,212
Income tax	(3,230)	(2,218)	(2,311)

Net income	5,790	3,689	3,901

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in the country;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations; and

•	interest rates.

Our business is inherently volatile due to the influence of exogenous factors such as internal demand, market prices, and government regulations affecting prices. Accordingly, our results of operations and the trends indicated by those results in any period may not be indicative of results or trends in future periods.

Our operating income in 2010 increased approximately by 35% compared to 2009. This increase was attributable to, among other things, the increase in the volumes sold of our premium line products and to the adjustment of sale prices in the domestic market, as well as a result of the increase in the average international market price of WTI. Commodity prices were strongly affected during 2009, with the average price of WTI approximately 29% lower than in 2010 and, as a result, the average price of certain products sold in the domestic market, such as fuel oil, jet fuel, and certain chemicals, which generally track international prices, were sold at higher prices in 2010. The

Back to Contents

impact of higher net sales was partially offset by increased depreciation of fixed assets and a higher cost of sales caused mainly by upward price pressure.

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

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through the first half of 2008 paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s real GDP growth rate decelerated in 2009 to 0.9%, but recovered in 2010 growing by approximately 9%, according to preliminary data. According to the IMF’s October 2010 projections, the Argentine economy is expected to grow by 4% in 2011.

During 2010, the global economy continued its recovery from the recession. Nonetheless, sizable fiscal and current account imbalances, as well as significant indebtedness in several euro area countries continued to hold back recovery in those economies, with potentially negative spillover effects for the rest of Europe. According to IMF’s estimates, in 2010, global economic growth reached 5%, although the rate of growth or, in some cases, contraction, varied significantly from region to region. For 2011, a slight decrease in the pace of the recovery is expected, due to the implementation of constraining policies aimed at controlling inflation.

Following signs of recovery, oil prices responded strongly to signs of a demand rebound in China. More recently, uncertainty about the global economy brought by instability in several Middle East and African countries and the effects of natural disasters in Japan, has led to significant volatility in oil prices. WTI has recently traded over U.S.$100 per barrel, compared to approximately U.S.$79 at the end of 2009.

In Argentina, domestic fuel prices have increased over the past three years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the characteristics of, and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the increase in domestic fuel prices mentioned previously. See “—Differences between Argentine and international prices for hydrocarbon products.”

Back to Contents

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the country’s bond indebtedness on which Argentina defaulted in 2002 has now been restructured. Additionally, the Argentine government announced that it would repay the outstanding portion of the defaulted debt that was not included in the 2005 debt swap (the “Paris Club” debt). Currently, Standard & Poor’s (S&P) credit rating for Argentina’s sovereign debt is “B-”, with a “stable” outlook since October 2008, while Moody’s, which rates Argentina’s sovereign debt at “B3”, has maintained its credit watch of Argentina as “stable” since August 2008.

Between 2004 and 2008, Argentina recorded consolidated primary budget surpluses of over 3% at both national and provincial levels according to INDEC. The consolidated primary surplus fell to 1.36% through 2009 owing to a general slowdown in economic activity before recovering to 2.3% in 2010, when government fiscal revenues outpaced growth in public expenditure, according to Argentine Central Bank.

The annual wholesale price index, according to the INDEC, increased by 14.6% in 2007, 8.8% in 2008, 10.0% in 2009 and, based on preliminary data, 14.6% in 2010. According to reports published by the IMF, however, most private sector analysts believe that actual inflation is considerably higher than reflected in official data.

After a decline in trade in 2009, caused mainly by lower commodity prices and the effects of a severe drought, both exports and imports increased during 2010. Industrial goods exports (in particular, related to the automotive industry) as well as agricultural exports boosted exports, while imports increased even further than exports, mainly as a result of increased economic activity, which resulted in higher demand for fuel, consumer and intermediate goods, and capital assets, according to the Argentine Central Bank. As a result, the Argentine trade balance remained in surplus, although to a lesser degree than in previous years, reaching approximately U.S.$12.5 billion. The Argentine Central Bank expects that, in 2011, exports will continue to grow (particularly industrial exports related to the automotive industry), while an increase in imports is also expected, although at a slower pace than in 2010.

According to INDEC, 7.5% of the active population was unemployed in the third quarter of 2010, 1.6 percentage points lower than the 9.1% rate in the third quarter of 2009. According to the Argentine Central Bank, unemployment is expected to decrease further through 2011, although at a slower pace. In line with the recovery in general activity, wages during 2010 rose faster than in 2009. Cross-industry wage negotiations are expected to take start in the second quarter of 2011.

The Argentine Central Bank reserves increased by over U.S.$4.0 billion in 2010 to approximately U.S.$52.1 billion at the end of 2010, despite the withdrawal of reserves to support payments to sovereign multilateral lenders and bondholders. For 2011, the government has passed a regulation allowing the withdrawal of up to an additional U.S.$7.5 billion from these reserves for the same purpose. The exchange rate of the Argentine peso against the U.S dollar as of December 31, 2010 was Ps.3.98/ U.S.$1.00, reflecting peso depreciation of 4.7% compared to December 31, 2009.

We cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Risk Factors—Risks Relating to Argentina”.

Energy consumption in Argentina has increased significantly since 2003, driven in part by price limitations that have kept Argentine energy prices below international prices. Continued growth in demand have led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased its hydrocarbon imports.

Back to Contents

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	Year ended December 31,

	2010	2009	2008

Crude Oil in Argentina
Production (mmbbl)	222.1	227.4	229.7
Exports (mmbbl)	32.6	38.3	15.3
Imports (mmbbl)	0.5	—	—
Diesel in Argentina
Sales (mcm)(1)	14,078.1	13,524.0	14,753.5
Production (mcm)	12,235.2	12,009.1	12,472.0
Exports (mcm)	—	—	7.1
Imports (mcm)	1,465.9	544.6	843.6
Gasoline in Argentina
Sales (mcm)(1)	6,440.3	6,203.1	5,898.5
Production (mcm)	6,149.9	6,035.2	5,849.1
Exports (mcm)	15.0	1,297.1	68.6
Imports (mcm)	140.2	85.8	51.7

(1)	Includes domestic market sales.
Sources: Argentine Secretariat of Energy.

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

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•	Price limitations. In order to support economic growth, the Argentine government has sought to limit increases in hydrocarbons prices through a number of policies and measures. As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched the recent increases or decreases at the pace of international and regional prices, as described in “—Differences between Argentine and international prices for hydrocarbon products.”

•	Export restrictions. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations restricting the export of certain hydrocarbon products. These restrictions have impacted our export sales as described in “—Declining export volumes.”

•	Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have increased substantially in the following years as international prices have surged. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

Back to Contents

•	Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Cost of sales.”

•	Energy Substitution Program. The Department of Federal Planning, Public Investment and Services, by Resolution No. 459/07 of July 12, 2007, created the “Energy Substitution Program” (Programa de Energía Total), which is designed to mitigate shortages of natural gas and electricity by encouraging industrial users to substitute natural gas and electricity during the Argentine winter with imported diesel, fuel oil and LPG subsidized by the government. Resolution No. 1451/2008 of the Department of Federal Planning, Public Investment and Services extended the Energy Substitution Program until December 31, 2009, and Rule No. 287/08 of the Sub-Secretary of Coordination and Control, issued on December 19, 2008, approved the general plans for implementation of the Energy Substitution Program for 2009. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Refined Products.” Under this program, ENARSA imports diesel, fuel oil, LPG and natural gas that we buy from ENARSA at the prevailing domestic prices and then sell to consumers in Argentina, mostly at similar prices. As a result, this program has the effect of increasing our net sales and volumes sold, but is mostly operating income-neutral since we do not earn any significant margin on products sold under this program. The Energy Substitution Program was extended for the year 2010.

•	Gas Plus. The Argentine Secretariat of Energy, by Resolution S.E. No. 24/2008 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program will not be subject to the prices set forth in the Agreement 2007-2011 regarding the supply of natural gas to the domestic market during the period 2007 through 2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas.”

•	Refining and Petroleum Plus Programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulation of these programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy. Our participation in the Petroleum Plus program resulted in a positive contribution to our net sales in 2009 and 2010.

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

Back to Contents

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,

	2010	2009	2008

Product	(units sold)

Natural gas (mmcm)	315	630	580
Gasoline (mcm)	448	777	880
Fuel oil (mtn)(1)	677	828	1,138
Petrochemicals (mtn)	647	430	530

(1)	Includes bunker sales of 401, 272, and 181 mtn for the years 2010, 2009 and 2008, respectively.

Due to the decreased export product volumes indicated above and increasing export duties, the portion of our net sales accounted for by exports decreased steadily in recent years. Exports accounted for 12.9%, 14.3%, and 20.7% of our consolidated net sales in 2010, 2009 and 2008, respectively.

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

International oil and gas prices and Argentine export taxes

Since the economic crisis in 2002, in order to prioritize domestic demand, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have increased substantially in the following years as international prices have surged. For a description of these taxes, reference prices and prices allowed to producers, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation.”

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

Differences between Argentine and international prices for hydrocarbon products

In recent years, domestic prices for our products had fallen significantly below international prices as a result of regulatory policies that had resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. Despite increases in the sales price in the domestic market of products such as gasoline and diesel during the last two years, the price at which we sell some of our products in the domestic market continue to be lower than average international prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

Back to Contents

	For the Year Ended December 31,

	2010		2009		2008

	Peso	U.S.$(1)	Peso	U.S.$(1)	Peso	U.S.$(1)

Natural gas(2)(3)	288	74	244	66	228	72
Diesel(4)	2,029	521	1,556	419	1,322	416
Gasoline products(5)	1,922	494	1,545	416	1,250	393

(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.
(2)	Per thousand cubic meters.
(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.
(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.
(5)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

In addition, the price at which Bolivia exports natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$7.33/mmBtu in December 2010, while the price at which we purchase natural gas from ENARSA was approximately U.S.$2.76/mmBtu in December 2010 and our average sales price for natural gas in Argentina during 2010 was approximately U.S.$1.96/mmBtu.

In addition, pursuant to Resolution 599/2007 of the Argentine Secretariat of Energy dated June 14, 2007 (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011. On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas”, which sets new rules for natural gas dispatch applicable to all participants in the gas industry (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”).

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. However, in 2010, our oil replacement ratio (excluding NGL) was 100% resulting in proved oil reserves at the same level as the preceding year. However, oil production (excluding NGL) declined by 1.4% over the preceding year and our estimated proved reserves gas and our gas production declined by 5.2% and 7.8%, respectively, over the same period. In an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves” for more information on our proved reserves.

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

We have budgeted approximately U.S.$3 billion in investments and capital expenditures for 2011, a significant portion of which will be dedicated to our exploration and production activities.

Back to Contents

During the period 2011-2013, we expect to make capital expenditures of around U.S.$8 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields.

Cost of sales

Our cost of sales accounted for 67.7%, 67.5% and 68.9% of our consolidated net sales in 2010, 2009 and 2008, respectively. Our cost of sales increased between 2008 and 2010, mainly as a result of: increased purchases of crude oil from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production; increased purchases of natural gas and diesel from third parties; higher labor costs; higher costs related to the renegotiation of certain service contracts; and inflation. Due to prevailing Argentine price limitations, we were unable to pass some of these cost increases to our customers in the form of higher hydrocarbon product prices in respect of certain of our products.

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

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)”. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009, with respect to certain publicly-traded entities subject to Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012.

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

Back to Contents

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

The impairment of oil and gas producing properties is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves, adjusted for risks related to such reserves, owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long-term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital-capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset. The estimated cash flows are based on future levels of production, the future commodity prices, lifting and development costs, estimates of future expenditures necessary with respect to oil and gas reserves, field decline rates, market demand and supply, economic regulatory conditions and other factors.

The impairment of assets corresponding to our Refining and Marketing and Chemicals business segments is calculated as the difference between the discounted estimated future cash flows from the use of those assets and the net book value of the assets related thereto. The discounted values of cash flows are determined using a discount rate we believe to be reasonable and supportable based on standard WACC-CAPM (weighted average cost of capital-capital asset pricing model) assumptions including, if appropriate, a risk premium related to the type of asset. The estimated cash flows are based on future levels of production, the future estimated prices of our products and costs, other estimates of future expenditures, estimated useful life of the respective asset, market demand and supply, economic regulatory conditions and other factors for each business segment.

Charges for impairment may be recognized in our results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value.

Back to Contents

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

Depreciation of oil and gas producing properties

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves is treated prospectively by depreciating the remaining book value of the assets over the future expected production, affecting the following year’s net income. In 2010, 2009 and 2008 we recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps.4,442 million, Ps.4,019 million and Ps.4,058 million, respectively.

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

Accruals for contingencies are established to cover litigation and other contingencies, including counsel fees and judicial expenses, which are probable and can be reasonably estimated. The final

Back to Contents

costs arising from litigation and other contingencies may vary from our estimates due to changes in laws or differing interpretations of laws, the issuance of court decisions or other opinions and final assessments of the amount of claims. Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the accruals for litigation and other contingencies recorded.

U.S. GAAP reconciliation

The recurrent difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the years ended December 31, 2010, 2009 and 2008 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos with the corresponding effect in the deferred tax liability, the impairment of long-lived assets, capitalization of financial expenses and accounting for assets retirement obligations.

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

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with ASC 830. Therefore, we have re-measured into U.S. dollars the Audited Consolidated Financial Statements as of December 31, 2010, 2009 and 2008, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in ASC 830. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. Furthermore, for certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of subsidiaries that use peso as their functional currency into YPF’s functional currency (U.S. dollars) are accounted for in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of ASC 830. Assets and liabilities are translated at the current selling exchange rate of Ps.3.98, Ps.3.80 and Ps.3.45 to U.S.$1.00, as of December 31, 2010, 2009 and 2008, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the years ended December 31, 2010, 2009 and 2008, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.1,570 million, Ps.1,478 million and Ps.1,230 million, respectively.

Under Argentine GAAP, we have proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held, and unincorporated legal entities which are not involved in extractive or construction activities. Under U.S. GAAP, these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.966 million, Ps.965 million and Ps.804 million in total assets and total liabilities as of December 31, 2010, 2009 and 2008, respectively, and an increase of Ps.1,684 million, Ps.1,433 million and Ps.1,770 million in net sales and Ps.609 million, Ps.551 million

Back to Contents

and Ps.681 million in operating income for the years ended December 31, 2010, 2009 and 2008, respectively.

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

Under U.S. GAAP, considering the characteristics of the Argentine market and the effects of certain regulatory provisions described in “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government”, oil properties are grouped into an unique cash generating unit and gas properties are grouped by basin (owing to logistics restrictions), to perform impairment tests. Other long—lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC 360, by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. There were no impairment charges under U.S. GAAP for the fiscal years ended December 31, 2010 and 2009. The accumulated adjustments under U.S. GAAP of the impairment provisions as of December 31, 2010, 2009 and 2008 were Ps.337 million, Ps.498 million and Ps.613 million, respectively, mainly corresponding to our Exploration and Production segment. Additional impairment charges under U.S. GAAP amounted to Ps.124 million for the year ended December 31, 2008. The impairment recorded in 2008 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of our Exploration and Production business segment. See “Item 4. Information on the Company—Exploration and Production.” The adjusted basis after impairment resulted in lower depreciation under U.S. GAAP by Ps.181 million, Ps.173 million and Ps.119 million for the years ended December 31, 2010, 2009 and 2008, respectively.

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

YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and postemployment benefits. On December 31, 2006, under U.S. GAAP, the company adopted the

Back to Contents

Statement of Financial Accounting Standards (“SFAS”) No. 158 (currently included in ASC 715). Under provisions of ASC 715, the company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements, reducing the company’s shareholders’ equity through the accumulated OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, as of December 31, 2010 and 2009, the actuarial losses and gains are charged to the “Other income/(expense), net” account of the statement of income. As of December 31, 2008, the unrecognized actuarial losses and gains generated since December 31, 2003 were disclosed net of the present value of the obligation and were recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of the retired employees. The effect on net income related to the change in the accounting recognition criteria for losses and gains due to changes in actuarial assumptions for the year ended December 31, 2008 was not material. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Notes 12, 13 and 14 to the Audited Consolidated Financial Statements.

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

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the Year Ended December 31,

	2010	2009	2008

	(in millions of pesos)
Inventories at beginning of year	3,066	3,449	2,573
Purchases for the year	9,631	5,873	8,547
Production costs(1)	20,391	16,932	15,866
Holding (losses)/gains on inventories	676	(11)	476
Inventories at end of year	(3,865)	(3,066)	(3,449)

Cost of sales	29,899	23,177	24,013

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

Back to Contents

	For the Year Ended December 31,

	2010	2009	2008

	(in millions of pesos)
Salaries and social security taxes	1,710	1,245	1,072
Fees and compensation for services	222	189	212
Other personnel expenses	488	359	352

Taxes, charges and contributions	351	277	284
Royalties and easements	2,970	2,516	2,396
Insurance	150	176	131
Rental of real estate and equipment	487	449	397
Depreciation of fixed assets	5,036	4,610	4,573
Industrial inputs, consumable material and supplies	825	631	611
Operation services and other service contracts	2,228	1,810	1,101
Preservation, repair and maintenance	2,955	2,176	2,400
Contractual commitments	411	139	61
Transportation, products and charges	1,037	927	954
Fuel, gas, energy and miscellaneous	1,521	1,428	1,322

Total	20,391	16,932	15,866

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

Taxes

The effective tax rates for the periods discussed in this annual report were similar to the statutory corporate income tax rate in Argentina which was 35% during each of the periods presented in this annual report. See Note 3(j) to the Audited Consolidated Financial Statements.

Results of Operations

Consolidated results of operations for the years ended December 31, 2010, 2009 and 2008

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,

	2010	2009	2008

	(percentage of net sales)
Net sales	100.0	100.0	100.0
Cost of sales	(67.7)	(67.5)	(68.9)

Gross profit	32.3	32.5	31.1
Administrative expenses	(3.2)	(3.2)	(3.0)
Selling expenses	(6.8)	(7.3)	(7.1)
Exploration expenses	(0.8)	(1.6)	(2.0)

Operating income	21.5	20.4	19.1

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. The data presented

Back to Contents

below does not include sales by Compañía Mega S.A. (Mega), Refinor or Profertil, jointly controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega contributed, after consolidation adjustments, 0.6%, 0.7% and 0.9%, respectively, of our consolidated net sales for 2010, 2009 and 2008. Refinor contributed, after consolidation adjustments, 1.4%, 1.7% and 1.4%, respectively, of our consolidated net sales for 2010, 2009 and 2008. Profertil contributed, after consolidation adjustments, 1.8%, 2.0% and 2.8%, respectively, of our consolidated net sales for 2010, 2009 and 2008.

Domestic Market	Year Ended December 31,

	2010		2009		2008

Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)

		(in pesos)		(in pesos)		(in pesos)
Natural gas	12,238 mmcm	288/mcm	14,238 mmcm	244/mcm	15,864 mmcm	228/mcm
Diesel	8,029 mcm	2,029/m3	7,733 mcm	1,556/m3	8,285 mcm	1,322/m3
Gasoline	3,514 mcm	1,922/m3	3,382 mcm	1,545/m3	3,054 mcm	1,250/m3
Fuel oil(2)	650 mtn	1,556/ton	529 mtn	1,246/ton	931 mtn	1,304/ton
Petrochemicals	895 mtn	1,944/ton	678 mtn	1,538/ton	676 mtn	2,143/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.
(2)	Includes 298 mtn sold under the Energy Substitution Program in 2008.

Export Market	Year Ended December 31,

	2010		2009		2008

Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)

		(in pesos)		(in pesos)		(in pesos)
Natural gas	315 mmcm	1,324/mcm	630 mmcm	1,427/mcm	580 mmcm	1,271/mcm
Gasoline	448 mcm	1,893/m3	777 mcm	1,331/m3	1,058 mcm	1,989/m3
Fuel oil	677 mtn	1,826/ton	828 mtn	1,384/ton	1,138 mtn	1,495/ton
Petrochemicals(2)	647 mtn	2,477/ton	430 mtn	1,887/ton	530 mtn	2,563/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales. See “—Factors Affecting Our Operations—International oil and gas prices and Argentine export taxes” for more information on the export tax withholding rates applicable to our principal products.
(2)	Includes exports of refined paraffinic.

Net sales

Net sales in 2010 were Ps.44,162 million, representing a 28.7% increase compared to Ps.34,320 million in 2009. This increase was attributable to, among other things, the increases in the volumes sold of premium gasoline and premium diesel, to the adequacy of sales prices in the domestic market, as well as a result of the increase in the average international market price of WTI (approximately a 29% increase in the average market price in 2010 compared to 2009), with the corresponding effect in certain products sold in the domestic market which track international prices, such as LPG, jet fuel and petrochemicals. During 2010, we have continued with our efforts within the scope of the Petroleum Plus Program, reinforcing our commitment towards the exploitation and development of available energetic resources to fulfill domestic demand, which have permitted us to record income under such Program.

Net sales in 2009 were Ps.34,320 million, representing a 1.6% decrease compared to Ps.34,875 million in 2008. This decrease was primarily attributable to a decline in the average prices and volumes of exported products, resulting from the negative economic trend which affected global trading since the second half of 2008, as well as the decrease in the volume of diesel sold in the

Back to Contents

domestic market due to lower demand during 2009 as a result of the economic slowdown. Commodity prices in general were strongly affected in 2009, and the average price per barrel of WTI decreased by approximately 38% compared to 2008. As a result, the price of certain products sold in the domestic market, which track international prices (such as LPG, aviation fuel, and certain petrochemicals), also decreased. See “—Results of operations by business segment for the years ended December 31, 2010, 2009 and 2008—Refining and Marketing”. In addition, demand for fertilizers in the domestic market decreased, particularly in the first half of 2009. These decreases were mostly offset by increases in the average domestic prices of diesel and gasoline, the higher volume of gasoline sold in the domestic market and income recorded under the Petroleum Plus Program, resulting from the efforts we have made within the scope of the program and which allowed us to maintain our commitment towards the fulfillment of domestic demand.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the years ended December 31, 2010, 2009 and 2008.”

Cost of sales

Cost of sales in 2010 was Ps.29,899 million compared to Ps.23,177 million in 2009, representing a 29.0% increase. The increase is partly attributable to the higher average price of crude oil purchased from third parties (which increased by approximately by 25% compared to the average purchase price in 2009, whereas the volumes of oil bought from such third parties remained almost unchanged), as well as an increase in the imported volumes of our new low-sulfur diesel (Euro Diesel), gasoline and fertilizers in order to fulfill the higher demand of these products in the domestic market and to satisfy the demand for higher quality products. In 2010, we have also made purchases of biofuels (biodiesel and bioethanol) in order to comply with present regulations. Additionally, within the production expenses, there was an increase in royalties, driven mainly by the abovementioned higher crude oil prices, as well as general increases in costs, mainly in preservation, repair and maintenance, salaries and social security taxes and operation services and other service contracts, caused mainly by upward price pressure, and also in charges related to contractual commitments.

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

Selling expenses

Our selling expenses were Ps.3,015 million in 2010, compared to Ps.2,490 million in 2009, representing an increase of 21.1%, resulting from increases in transportation expenses, due to higher prices of gasoline and diesel in the domestic market and to increases in the corresponding fees paid for these services, in line with the upward price pressure in the economy.

Selling expenses were Ps.2,490 million in 2009 and Ps.2,460 million in 2008, representing an increase of 1.2% from 2008 to 2009. These higher costs in 2009 were a result of increases in operation services and other service contracts, preservation, repair and maintenance, including the refurbishing of our service stations to fit them for the sale of our new low-sulfur diesel (Euro Diesel).

Administrative expenses

Our administrative expenses increased by Ps.327 million (29.7%) in 2010 compared to 2009 particularly due to increases in wages and social security costs, driven mainly by a centralization process of tasks in the corporate departments that previously were carried out in the other business units, as well as by increases in fees and compensation for services, mainly related to technology information service contracts and licenses expenses and institutional publicity expenses, all these in accordance with the general cost increases accross the economy.

Administrative expenses increased Ps.49 million in 2009 compared to 2008, due to increases in substantially all components of such expenses, in particular expenses related to the depreciation of fixed assets and payroll and related charges.

Back to Contents

Exploration expenses

Our exploration expenses decreased by Ps.208 million in 2010 compared to 2009, mainly as a result of the high exploration expenses incurred in connection with the offshore dry wells recognized during 2009 (in the Golfo San Jorge Marina and Austral basins), compared to our exploration expenses in 2010 (associated mainly to the Neuquina and Noroeste basins). Despite this decrease in our exploration expenses, our exploration activities continued to be one of our strategic objectives in 2010, with our expenditures on such activities reaching approximately Ps.610 million.

In 2009, exploration expenses decreased by Ps.132 million compared to 2008 since exploration expenses related to unsuccessful drilling in the western region of Argentina, the Golfo de San Jorge offshore basin and the Austral basin were greater in 2008 than in 2009.

Operating income

Operating income in 2010 was Ps.9,475 million, compared to Ps.6,999 million in 2009, representing a 35% increase, due to the factors described above.

Operating income in 2009 was Ps.6,999 million, compared to Ps.6,665 million in 2008, representing a 5% increase, due to the factors described above.

Our operating margins (operating income divided by net sales) were 21.5%, 20.4% and 19.1% in 2010, 2009 and 2008, respectively. Increased volumes of crude oil purchases in 2008 adversely affected our margins because we lost the margin earned on our internal exploration and production activities.

Other income/(expense), net

Other expense, net amounted to Ps.155 million in 2010 compared to other income, net of Ps.159 million in 2009, due mainly to: (i) higher expenses related to certain defined benefits pension plans of our wholly controlled subsidiary, YPF Holdings; (ii) recoveries related to certain claims brought in 2009, as a result of their reassessment in light of new developments in our legal proceedings; and (iii) income derived from insurance coverage in compensation for certain damages that we suffered in our facilities in 2009.

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

Financial income/(expense), net and holding gains/(losses)

In 2010, financial expense, net and holding gains, decreased to Ps.379 million, from Ps.1,242 million in 2009. This material diminution is mainly attributable to a Ps.687 million increase in holding gains on inventories valued at replacement cost, mainly to reflect the aforementioned general cost increases in the economy during 2010 compared to 2009, as well as lower net negative exchange rate differences in 2010, related to our net liabilities denominated in U.S. dollars, as a result of the lower depreciation of the Argentine peso against the U.S. dollar in 2010 compared to the previous year.

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

Back to Contents

Taxes

Income tax expense in 2010 increased 45.6% to Ps.3,230 million from Ps.2,218 million in 2009 mainly as a result of the higher net income before income tax, as explained above. The effective income tax rates for 2010 and 2009 were 35.8% and 37.5%, respectively, compared to the statutory income tax rate of 35%.

Income tax expense in 2009 decreased 4.0% to Ps.2,218 million from Ps.2,311 million in 2008. The effective income tax rates for 2009 and 2008 were 37.5% and 37.2%, respectively, compared to the statutory income tax rate of 35%.

For additional information on our income tax expense see Note 3(j) to the Audited Consolidated Financial Statements.

Net income

Net income for 2010 was Ps.5,790 million, compared to Ps.3,689 million in 2009, an increase of 57.0%. This increase is mainly attributable to the increase in operating income and the decrease in financial expense described above.

Net income for 2009 was Ps.3,689 million, compared to Ps.3,901 million in 2008, a decrease of 5.4%. This decrease is mainly attributable to the increase in financial expense described above.

Back to Contents

Results of operations by business segment for the years ended December 31, 2010, 2009 and 2008

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31,

	2010	2009	2008

	(in millions of pesos)
Net sales(1)
Exploration and Production(2)
To unrelated parties	4,611	4,757	4,016
To related parties	981	751	939
Intersegment sales and fees(3)	17,428	14,473	12,663

Total Exploration and Production	23,020	19,981	17,618

Refining and Marketing
To unrelated parties	34,209	25,733	25,364
To related parties	917	627	1,508
Intersegment sales and fees	1,668	1,202	1,145

Total Refining and Marketing	36,794	27,562	28,017

Chemicals
To unrelated parties	2,445	1,932	2,829
Intersegment sales and fees	1,871	1,105	1,094

Total Chemicals	4,316	3,037	3,923

Corporate and Other
To unrelated parties	999	520	219
Intersegment sales and fees	358	350	461

Total corporate and others	1,357	870	680

Less intersegment sales and fees	(21,325)	(17,130)	(15,363)

Total net sales(4)	44,162	34,320	34,875

Operating income (loss)
Exploration and Production	6,210	5,379	3,315
Refining and Marketing	3,313	1,896	3,089
Chemicals	874	559	1,178
Corporate and Other	(952)	(820)	(815)
Consolidation adjustments	30	(15)	(102)

Total operating income	9,475	6,999	6,665

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimates of Argentine market prices.
(4)	Total net sales include export sales of Ps.5,678 million, Ps.4,904 million, Ps.7,228 million for the years ended December 31, 2010, 2009 and 2008, respectively. The export sales were mainly to the United States and Brazil.

Back to Contents

Exploration and Production

Exploration and Production sales increased to Ps.23,020 million in 2010 from Ps.19,981 million in 2009, representing an increase of 15.2%. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.2,955 million during 2010 compared to the prior year mainly as a result of an approximately 20% increase in the average intersegment price in pesos of a barrel of oil (an approximately 15% increase in U.S. dollars), which was partially offset by an approximately 2.5% decrease in the volumes transferred. These positive effects were reinforced by the income recorded under the Petroleum Plus Program referred to above. The average price of natural gas sold in the domestic market increased 18% in 2010 and was driven mainly by price increases in the power generation and industry segments of the Argentine market, especially with respect to sales to our subsidiary Mega, whose contractual prices track international prices, which increased along with the WTI price.

Exploration and Production operating income reached Ps.6,210 million in 2010, a 15.4% increase from Ps.5,379 million in 2009, due to the aforementioned increases in crude oil sales, but was partially offset by an increase in operating expenses. Segment operating expenses increased by approximately 15.1% due mainly to (i) increases in expenses related to operation services and other service contracts undertaken in order to increase and improve our reserves replacement ratio, which increased substantially in 2010, (ii) generalized cost increases and higher contractual commitments costs required under present agreements and management estimations, and (iii) a Ps.395 million increase in royalties paid, due mainly to the higher value, expressed in pesos at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced, mainly as a result of higher product prices in 2010 as previously mentioned.

Our exploration expenses decreased by Ps.208 million in 2010 compared to 2009, mainly as a result of the high exploration expenses incurred in connection with the offshore dry wells recognized during 2009 (in the Golfo San Jorge Marina and Austral basins), compared to our exploration expenses in 2010 (associated mainly to the Neuquén and Noroeste basins). Despite this decrease in our exploration expenses, our exploration activities continued to be one of our strategic objectives in 2010, with our expenses on such activities reaching approximately Ps.610 million.

Average oil production during 2010 reached 293 thousand barrels per day, compared to 302 thousand barrels per day in 2009. Natural gas production in 2010 decreased by 7.8% to 1,346 mmcf/d from 1,460 mmcf/d in 2009. This decline was mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields, and the decline in natural gas demand from thermal power plants.

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

Back to Contents

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

Refining and Marketing

Refining and Marketing net sales in 2010 were Ps.36,794 million, 33.5% higher than the Ps.27,562 million in net sales recorded in 2009. This increase was attributable, among other factors, to higher volumes sold in the domestic market, especially in the premium lines of diesel and gasoline, as well as to the higher average sale prices of gasoline and diesel sold in the domestic market in 2010 (the most important products in this business segment). Notwithstanding the increase in the average domestic prices of diesel and gasoline, domestic prices of our refined products remained below average international prices, except for the domestic prices of certain refined products that tend to track international prices, such as aviation fuel and LPG, which increased in 2010.

Refining and Marketing operating profit increased to Ps.3,313 million in 2010 from Ps.1,896 million in 2009. This increase was mainly due to higher volumes and average sales prices of products sold in the domestic market. In addition, purchases of crude oil, which account for approximately 90% of the segment’s operating costs, were made at an average intersegment price (paid to the Exploration and Production business segment) which was 20% higher than in 2009. This increase reflected the adjustments made in crude oil prices in the domestic market among local producers, considering the market evolution and the differences in crude oil qualities. This increase also affected crude oil purchase prices paid to third parties. Further, refining costs (excluding crude oil purchases and transportation costs) increased by approximately 20%, mainly due to higher energy prices, increases in operation services and service contract costs, as well as salary increases and adjustments paid in 2010. Refining costs per barrel, which we calculate as the segment’s production costs for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.17.8 in 2010, compared to Ps.14.8 in 2009.

Refinery output in 2010, including 50% of Refinor’s output (we own 50% of Refinor), reached 304 thousand barrels per day, representing a 1.9% decrease compared to 310 thousand barrels per day processed in 2009.

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

Back to Contents

processed in 2008. The decrease is mainly a result of planned overhauls in our refineries, as well as external factors which affected our operations such as strikes related to the transport services used to receive crude oil supplies.

Chemicals

Net sales increased 42.1% to Ps.4,316 million in 2010 compared to Ps.3,037 million in 2009. This increase was attributable mainly to higher sales prices in the domestic market, particularly with respect to methanol and aromatic products lines, and to higher volumes of fertilizers sold in the domestic market as well. Additionally, higher volumes were sold and higher prices were received from the sales of aromatic additives, such as toluene and xylene, which are used in the elaboration of liquid fuels, to the Refining and Marketing business unit. In the international market, net sales rose in 2010, both in terms of volume (essentially, of parafinic refined) and in average prices for exported petrochemical products as a consequence of an upward trend in reference prices in 2010 compared to 2009, consistent with the upward trend in reference prices experienced in other segments.

Operating income increased by 56.4% to Ps.874 million in 2010 compared to Ps.559 million in 2009 due mainly to higher margins in various aromatics product lines processed at Ensenada Industrial Complex. The results obtained from our interest in Profertil S.A. remained stable compared to 2009, as the higher urea and other fertilizer volumes sold in the domestic market and the higher average prices of these products both at the domestic and international market, were offset by a sharp diminution in the volumes of urea sold in the international market.

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

Operating income on this segment decreased by 52.5% to Ps.559 million in 2009 compared to Ps.1,178 million in 2008 due mainly to lower margins in aromatics produced at the Ensenada Industrial Complex, and the lower income obtained by our jointly controlled company Profertil, resulting from decreased urea sales.

Corporate and others

In fiscal year 2010, operating loss for administrative expenses and other expenses reached Ps.952 million, a 16.1% increase over the previous year. The main reasons for the increase were higher salaries and related charges, increases in fees and compensation for services, higher technology information services and licenses expenses and institutional publicity expenses. This increase was, however, partially offset by the slight increase in operating income of our controlled company A-Evangelista S.A., and by earnings related to support services, mainly IT services, provided to related parties.

In fiscal year 2009, operating loss for administrative expenses and other expenses reached Ps.820 million, 0.6% over the previous year. This slight increase was mainly attributable to higher salaries and related charges compared to the previous year as well as fixed assets depreciation, and was partially offset by an slightly higher operating income achieved by our controlled company A-Evangelista S.A.

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of December 31, 2010 and 2009 was Ps.7,789 million and Ps.6,819 million, respectively, consisting of short-term debt (including the current portion of long-term debt) of Ps.6,176 million and long-term debt of Ps.1,613 million as of December 31, 2010, and short-term debt of Ps.4,679 million and long-term debt of Ps.2,140 million as of December 31, 2009. As of December 31, 2010 and 2009, a major part of our debt was denominated in U.S. dollars.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2010, we had repurchased approximately U.S.$12 million of our outstanding bonds. We may from time to time make additional purchases of,

Back to Contents

or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Year Ended December 31,

	2010	2009	2008

	(in millions of pesos)
Net cash flows provided by operating activities	12,726	9,414	13,558
Net cash flows used in investing activities	(8,624)	(5,603)	(7,043)
Net cash flows used in financing activities	(3,720)	(2,881)	(6,147)

Net increase/(decrease) in cash and equivalents	382	930	368
Cash and equivalents at the beginning of period	2,145	1,215	847
Cash and equivalents at the end of period	2,527	2,145	1,215

Net cash flow provided from operating activities was Ps.12,726 million in 2010, compared to Ps.9,414 million in 2009. This 35% increase was mainly attributable to higher operating income in 2010 compared to 2009, as explained above. Net cash flow provided by operating activities was Ps.9,414 million in 2009, compared to Ps.13,558 million in 2008, a decrease of approximately 31%, mainly attributable to lower net proceeds from our receivables with related parties during 2009, as well as a net increase in our working capital, resulting from our relatively higher level of receivables and relatively lower level of accounts payable in 2009.

The main uses of cash in investing and financing activities in 2010 involved Ps.8,729 million in fixed asset acquisitions corresponding mainly to our Exploration and Production business segment and our refineries, and Ps.4,444 million to dividend payments. These uses of cash were also afforded by Ps.724 million net cash flow corresponding to proceeds from loans. The principal uses of cash in investing and financing activities in 2009 included Ps.5,636 million in fixed asset acquisitions relating mainly to exploration and development activities in our upstream operations, Ps.4,897 million in dividend payments, while net proceeds from loans reached Ps.2,016 million. In 2008, the principal uses of cash in investing and financing activities included Ps.7,035 million in fixed asset acquisitions relating mainly to our Exploration and Production business unit, and Ps.9,287 million in dividend payments (which include dividends declared in respect of 2007 and paid in 2008), while net proceeds from loans reached Ps.3,140 million. Our current financing policy is to use cash flows provided by operating activities and debt to fund both our investing and operating activities. In response to market financial conditions prevailing in Argentina as of the date of this annual report, our financial policy seeks to fund a substantial portion of our short-term debt in local currency. Pursuant to this policy, we have several domestic credit lines available from financial institutions. We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities in 2011.

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

The shareholder’s meeting held on January 8, 2008 approved a notes program for an amount up to U.S.$1 billion. The proceeds of any offerings under this program must be used exclusively to invest in fixed assets and working capital in Argentina. On September 28, 2009, we issued negotiable obligations under this program in an amount of Ps.205 million, which accrued interest at a variable rate and matured in March 2011. Additionally, in March 2010 we issued two different series of notes under the same notes program: one denominated in Argentine pesos and maturing in September 2011, for a total of Ps.143 million, and a second one, denominated in U.S. dollars, for a total of U.S.$70 million, which will mature in March 2013.

Back to Contents

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2010, plus accrued but unpaid interest through December 31, 2010:

	Expected Maturity Date

	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years

	(in millions of pesos)
Debt	7,789	6,176	394	277	447	—	494

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the years indicated below, as of December 31, 2010:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

	(in millions of U.S.$)(5)
Debt(1)	2,144	1,613	206	136	189
Operating Lease Obligations	553	241	237	52	24
Purchase Obligations(2)	2,956	878	879	581	619
Purchases of services	1,379	569	424	171	215
Purchases of goods	1,577	309	454	410	404
LPG	78	23	48	7	—
Electricity	789	100	185	183	321
Gas	127	54	24	24	25
Oil	506	96	186	186	36
Steam	47	5	10	10	21
Others	31	31	—	—	—
Other Liabilities(3)	4,260	2,674	204	243	1,139

Total(3)(4)	9,913	5,406	1,525	1,011	1,971

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2010 for all periods.
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$710 million as of December 31, 2010, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, we are also committed to carry out exploration activities in certain exploration areas and to make certain investments and expenditures until the expiration of some of our concessions. These commitments amounted to approximately U.S.$4.2 billion as of December 31, 2010.
(5)	The table is presented in U.S.$, which is the company’s functional currency, and not in its reporting currency, as the majority of the company’s contractual obligations are originally denominated in U.S.$.

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided” below.

Covenants in our indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses, as well as customary acceleration provisions.

With respect to a significant portion of our financial debt totaling Ps.7,789 million, including accrued interest (long- and short-term debt) as of December 31, 2010, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, a small part of our debt (approximately 7.7%) is subject to financial covenants related to our leverage

Back to Contents

ratio and debt service coverage ratio. In the event of a payment default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them. Upon an event of default with respect to other matters, in the case of outstanding negotiable obligations amounting to Ps.987 million (included in the figure above), the trustee may declare due and immediately payable the principal and accrued interest on amounts owed if required by holders representing at least a percentage that varies between 10 and 25% of the total principal of the outstanding obligations.

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

Guarantees provided

As of December 31, 2010, we had signed a guarantee in relation to a loan that Central Dock Sud S.A. had borrowed from the European Investment Bank in 2001. As of December 31, 2010 the carrying amount (and maximum potential amount of future payments) of the guarantee was approximately U.S.$13.9 million, consisting of U.S.$12.7 million of principal, plus a 9% cap which covers any sum of interest, commission, liquidated damages, charge or expense or any other sum which is expressed to be payable by the borrower to the bank. The guarantee triggers in the event of a lack of payment of any guaranteed amount by Central Dock Sud S.A. The corresponding loan matures in 2013.

In addition, as of December 31, 2010, we had signed a guarantee in relation to a loan that Pluspetrol borrowed from the Royal Bank of Scotland, with a carrying amount of U.S.$3.4 million. The loan matured on January 3, 2011.

Furthermore, during 2010, we issued letters of credit in an aggregate total amount of U.S.$44 million to guarantee certain environmental obligations and guarantees in an aggregate amount of U.S.$24 million in relation with the performance of contracts of certain of our controlled companies.

Capital investments, expenditures and divestitures

Capital investments and expenditures

Capital investments in 2010 totaled approximately Ps.8,962 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2010, 2009 and 2008.

	2010		2009		2008

	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	6,274	70	4,322	74	5,696	77
Refining and Marketing	1,826	20	1,177	20	1,013	14
Chemicals	712	8	155	3	148	2
Corporate and Other	149	2	178	3	511	7

Total	8,961	100%	5,832	100%	7,368	100%

We have budgeted approximately U.S.$3.0 billion in investments and capital expenditures for 2011, a significant portion of which will be dedicated to our exploration and production activities. During the period 2011-2013, we expect to make capital expenditures of around U.S.$7.6 billion, principally related to our exploration and production projects, including some to increase recovery rates in our fields.

Back to Contents

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

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. Our only off-balance sheet arrangements are those described in “—Liquidity and Capital Resources—Guarantees provided”.

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

In accordance with our by-laws, the Argentine government, sole holder of Class A shares, is entitled to elect one director and one alternate. On November 5, 2010, our Board of Directors discussed the resignation handed in by the director representative of Class A shares. A replacement is yet to be appointed.

Under the Argentine Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

Our by-laws require the Board of Directors to meet at least once every quarter in person or by video conference, and a majority of directors is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting, or call a meeting for another day. Resolutions must be adopted by a majority of the directors present (including by teleconference), and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

The current members of our Board of Directors, the year in which they were appointed and the year their current term expires are as follows:

Name	Position	Age	Director Since	Term Expires

Antonio Brufau Niubo	Chairman and Director	63	2004	2011
Enrique Eskenazi	Vice-Chairman and Director	84	2008	2011
Sebastián Eskenazi	Executive Vice-Chairman, Chief Executive Officer (CEO) and Director	47	2008	2011
Antonio Gomis Sáez	Repsol Argentina General Director, Assistant Director to the CEO and Director	58	2007	2011
Aníbal Guillermo Belloni	Director	76	2008	2011

Back to Contents

Name	Position	Age	Director Since	Term Expires

Mario Blejer	Director	62	2008	2011
Carlos Bruno	Director	62	2008	2011
Carlos de la Vega	Director	70	1993	2011
Matías Eskenazi Storey	Assistant Director to the CEO and Director	42	2008	2011
Raúl Fortunato Cardoso Maycotte	Director	56	2008	2011
Salvador Font Estrany	Director	61	2008	2011
Federico Mañero	Director	54	2005	2011
Miguel Ángel Devesa del Barrio	Director	45	2011	2011
Luis Suárez de Lezo Mantilla	Director	59	2008	2011
Javier Monzón	Director	55	2005	2011
Mario Vázquez	Director	75	2008	2011
To be appointed *	Director	—	—	—
Alejandro Quiroga López	Alternate Director	48	2004	2011
Alfredo Pochintesta	Alternate Director and Commercial Executive Director	58	2008	2011
Tomás García Blanco	Alternate Director and Upstream Executive Director	46	2008	2011
Fernando Dasso	Alternate Director and Director of Human Resources	45	2008	2011
Carlos Jiménez López	Alternate Director and Director of Management Control	54	2008	2011
Carlos Alfonsi	Alternate Director and Downstream Executive Director	50	2008	2011
Ángel Ramos Sánchez	Alternate Director and Director of Administration and Tax	54	2009	2011
Ezequiel Eskenazi Storey	Alternate Director	50	2008	2011
Mauro Renato José Dacomo	Alternate Director and General Counsel	46	2008	2011
Ignacio Cruz Moran	Alternate Director and COO	40	2008	2011
Eduardo Ángel Garrote	Alternate Director	59	2008	2011
To be appointed	Alternate Director	—	—	—
To be appointed *	Alternate Director	—	—	—

* Representing our Class A shares.

The only director who owns shares in YPF is Alternate Director Alejandro Quiroga López, who owned 4,000 Class D shares as of April 11, 2011 (representing approximately 0.001% of our Class D shares outstanding as of such date). Sebastián Eskenazi, Enrique Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey control Petersen Energía and PEISA (the “Petersen Group”), which own 15.46% of our capital stock, and aggregately hold an option to purchase up to an additional 10.0% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Pursuant to the shareholders’ agreement between Repsol YPF and Petersen Energía, the composition of our Board of Directors shall reflect a proportional representation of Repsol YPF’s and Petersen Energía’s interests in our capital stock. See “Item 7. Major Shareholders and Related Party Transactions-Shareholders’ Agreement” for a summary of certain material terms of the shareholders’ agreement on the composition of our board of directors and the appointment of directors and officers.

Back to Contents

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

Back to Contents

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

Raúl Fortunato Cardoso Maycotte

Mr. Cardoso has a degree in Law from the Universidad Autónoma de México and a Masters Degree in International Relations from the Institute of Social Studies at The Hague. Mr. Cardoso began his professional career in the Mexican Ministry of Foreign Affairs and later at the Mexican Ministry of Finance, holding a variety of positions within the International Affairs Department with a focus on bilateral economic relations. In 1983, Mr. Cardoso commenced working for Pemex Internacional España, S.A. (Pemex) in its International Trade area. During his extensive career, Mr. Cardoso has held a number of positions in the Crude Oil division and at points in his career ran the P.M.I. (Pemex) Trading offices in both Madrid and London. From 2001 to 2003, Mr. Cardoso was stationed in Ankara as the Ambassador of Mexico to Turkey, Pakistan, Azerbaijan, Kazakhstan, Uzbekistan, Turkmenistan and Kirgizstan. After this assignment he returned to his position at Pemex. He was the Managing Director of Pemex Internacional España, S.A., based in Madrid, and represented that company on Repsol YPF, S.A.’s Board of Directors. He represents Mexico in a variety of international forums, including OPEC, the IEA, the OECD and the International Energy Forum. Mr. Cardoso is also a member of the Mexican delegation on various presidential and cabinet assignments.

Back to Contents

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

Miguel Ángel Devesa del Barrio

Mr. Devesa del Barrio graduated as an industrial engineer from University School of Industrial Engineers of Madrid. He started his professional career at Arthur Andersen later becoming Vice-President of Cap Gemini Ernst & Young, where he focused on projects for businesses in the energy sector. Prior to joining Repsol YPF in August 2006, he served as Director of Energy Management at Hidrocantábrico Energía, and in EDP Group as Managing Director of EDP Gas. He currently serves as Chief Financial Officer of Repsol YPF.

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

Back to Contents

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

Back to Contents

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

Ángel Ramos Sánchez

Mr. Ramos Sánchez received a degree in Economics and Business Studies from the Universidad Autónoma de Madrid. He has been a director in different areas of Repsol YPF’s financial department since 1992. Mr. Ramos Sánchez is currently our Director of Administration and Tax.

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

Only shareholders, through a shareholders’ meeting may authorize directors to engage in activities in competition with us. Transactions or contracts between directors and us in connection

Back to Contents

with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above requirements may only be carried out with prior approval of the Board of Directors or, in the case of an absence of a quorum in a Board of Directors meeting, the Supervisory Committee. In addition, these transactions must be subsequently approved by the shareholders at a general meeting. If our shareholders do not approve the relevant transaction, the directors and members of the Supervisory Committee who approved such transactions are jointly and severally liable for any damages caused to us.

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

Activities of the audit committee

The Audit Committee, which pursuant to its regulations meets as many times as needed and at least once every quarter, held 8 meetings between March 2010 and March 2011.

Back to Contents

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

We have aligned the internal control system for financial reporting with the requirements established by Section 404 of the Sarbanes-Oxley Act, a process supervised by the Audit Committee. These regulations require that, along with the annual audit, a report must be presented from our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting, accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department. Our external auditor reported on our internal control system for financial reporting as of December 31, 2010.

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

As of December 31, 2010, and as a consequence of the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.R.L. as our external auditors of the financial statements for the year ending December 31, 2011. The shareholders at a meeting which will be held on April 26, 2011 will consider the designation of Deloitte & Co. S.R.L. as external auditors of the financial statements for the year ended December 31, 2011.

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

Back to Contents

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

Disclosure Committee

In February 2003, we created a Disclosure Committee to:

•	monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

•	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or which is generally released to the markets;

•	direct, establish and maintain internal control systems that are adequate and efficient to ensure that our financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by us, are accurate, reliable and clear;

•	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed;

•	assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus” – SEC Release number 33-8124), in relation to the support for the certifications by our Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by us of adequate procedures and controls for the generation of the information to be included in its annual reports on Form 20-F, and other information of a financial nature;

•	take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance by us of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the CNV and other regulators of the stock markets on which our stock is traded; and

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

The Disclosure Committee is composed of certain of our executive officers, some of whom are also members of our Board of Directors.

Back to Contents

The Disclosure Committee is currently composed of the following people:

Name	Position

Sebastián Eskenazi	Chief Executive Officer
Antonio Gomis Sáez	General Director Repsol Argentina
Ignacio Cruz Moran	Chief Operating Officer
Guillermo Reda	Chief Financial Officer
Mauro Renato José Dacomo	General Counsel and Secretary of the Disclosure Committee
Tomás García Blanco	Upstream Executive Director
Alfredo Pochintesta	Commercial Executive Director
Carlos Alfonsi	Downstream Executive Director
Matías Eskenazi Storey	Assistant Director to the CEO
Teodoro Marcó	Director of Industrial Subsidiaries
Carlos Jiménez	Director of Management Control
Ángel Ramos Sánchez	Director of Administration and Tax
Sergio Resumil	Director of Communication
Fernando Dasso	Director of Human Resources
Juan Carlos Miranda	Media Director
Rubén Marasca	Director of Internal Audit
Aquiles Rattia	Director of Reserves Control
Juan Bautista Ordoñez	Director of Institutional Affairs

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

Share Ownership of Executive Officers

None of our executive officers owned any of our shares or held vested options to purchase YPF stock as of April 11, 2011.

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

Back to Contents

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

For the period ended December 31, 2010 the aggregate compensation accrued or paid to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps.83.7 million.

During 2010, YPF’s performance-based compensation programs included a bonus plan for approximately 5,000 employees. This bonus plan provides for cash to be paid to its participants based on a measurable and specific set of objectives under Repsol YPF’s Management by Objectives program and the results of the review of individual performance. All of the participants are non-unionized YPF employees. The participation of each eligible employee in the bonus plan ranges from 15% to 45% of such employee’s annual base salary. Bonus percentages are fixed by the president of Repsol YPF with the approval of Repsol YPF’s Compensation Committee at the beginning of each calendar year. The total amount of bonuses awarded under the bonus plan cannot exceed 90% of the individual maximum participation and will be linked to Repsol YPF’s net cash flow.

Back to Contents

The amount set aside or accrued by YPF to provide pension, retirement or similar benefits to members of its Board of Directors or officers with executive responsibilities amounted to a total of Ps.20.0 million in 2010.

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

The by-laws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” For the year 2010, the aggregate compensation paid to the members of the Supervisory Committee was Ps.1.89 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires

Silvana Rosa Lagrosa	A	52	2007	2011
Juan A. Gelly y Obes	D	55	2005	2011
Israel Lipsich	D	86	2008	2011
Santiago C. Lazzati	D	73	2005	2011
Carlos María Tombeur	D	55	2008	2011
Gustavo Adolfo Mazzoni	A	59	2010	2011
Arturo F. Alonso Peña	D	60	2007	2011
Oscar Oroná	D	63	2008	2011
Edgardo A. Sanguineti	D	60	2008	2011
Rubén Laizerowitch	D	56	2008	2011

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

Back to Contents

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

Back to Contents

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

Employee Matters

As of December 31, 2010, we had 13,370 employees, including 7,022 employees of the Refining and Marketing business segment, 2,714 employees of the Exploration and Production business segment, 156 employees of the Chemicals business segment and 3,479 employees of the Corporate and Other segment.

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

At the end of 2006, we began negotiations with the SUPeH, that resulted in our extending our agreements with such unions until the end of 2010 and, one of them, until the end of 2011. Pending the outcome of new negotiations with the SUPeH to renew these agreements, those agreements which expired at the end of 2010 remain temporarily in effect. The negotiations involved the economic and social conditions for employees of ours and of third parties that are addressed in the labor agreement. We consider our current relations with our workforce to be generally good.

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

As of December 31, 2010, YPF was a party in approximately 1,774 labor lawsuits which relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on

Back to Contents

factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and character of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

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

As of December 31, 2010 there were also approximately 33,000 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2010.

Employees by Business Units

Exploration and Production	2,714
Refining and Marketing	7,022
Chemicals	156
Corporate and Other(1)	3,479

Total YPF	13,370

(1)	Includes 2,316 employees of A-Evangelista S.A. and its subsidiaries.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location

Argentina	13,007
Rest of South America	333
United States	30

Total YPF	13,370

Back to Contents

ITEM 7. Major Shareholders and Related Party Transactions

The following table sets forth information relating to the beneficial ownership of our shares as of March 28, 2011.

	Number of shares	(%)

Repsol YPF(1)	268,358,619	68.23%
Petersen Group(2)	60,813,798	15.46%
Public(3)	64,062,058	16.29%
Argentine federal and provincial governments(4)	11,388	<0.01%
Employee fund(5)	40,422	0.01%

(1)	Share ownership amounts and percentages do not reflect the effect of possible future exercise of the remaining options granted by Repsol YPF to Enrique Eskenazi, Sebastiàn Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them, to purchase up to an additional 10% of our capital stock pursuant to the Second Petersen Option described in further detail below (see “—Option Agreements”). In addition, share ownership percentages do not reflect the effect of possible future exercise of the 6,410,257 warrants issued by Repsol YPF to Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. in December 2010, each such warrant exercisable for one ADS.
(2)	Corresponds to Petersen Energía (14.90%) and PEISA (0.56%).
(3)	According to data provided by The Bank of New York Mellon, as of March 30, 2011, there were 232,665,742 ADSs outstanding and 87 holders of record of ADSs. Such ADSs represented approximately 59% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF, outstanding ADSs represented 31% of the total number of outstanding Class D shares as of March 30, 2011. Repsol YPF (including its other subsidiaries) was the holder of 109.3 million of our ADSs at that date, while Petersen Energía and PEISA collectively held 60.8 million of our ADSs.
(4)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively.
(5)	Reflects the ownership of 40,422 Class C shares.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Related Party Transactions

All material transactions and balances with related parties are set forth in Note 7 to the Audited Consolidated Financial Statements. The principal such transactions were our sales of refined and other products to certain affiliates (which amounted to Ps.1,898 million in 2010), our purchase of petroleum and other products that we do not produce ourselves from certain affiliates (which amounted to Ps.550 million in 2010), and cancellation of loans granted to us by a subsidiary of

Back to Contents

Repsol (in a net amount of Ps.793 million). The prices of the transactions with related parties approximate the amounts charged by and/or to us by unrelated third parties.

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

Back to Contents

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

Accrued, probable contingencies

Accruals totaling Ps.2,236 million, Ps.1,769 million, and Ps.1,821 million as of December 31, 2010, 2009 and 2008, respectively, have been provided in connection with contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount accrued reflects the best estimation, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims accrued are described in the following paragraphs.

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

We appealed these measures, but, pending favorable final resolution of such appeals, we have been obliged to comply in order to avoid greater losses to us and our export customers that could be occasioned by the revocation of our export permits or other penalties. We informed our natural gas export customers of our position that these governmental measures constitute an event of force majeure that releases us from any contractual or extra-contractual liability deriving from the failure to deliver the agreed upon volumes of gas. Some of our customers have rejected our position and a number of them, including Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., have sought damages and/or penalties for breach of supply commitments under a contractual “deliver or pay” clause, which claims have been rejected by us.

On November 5, 2010, YPF and Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. entered into a settlement agreement by which YPF has undertaken to compensate them for an amount significantly lower than the amount originally claimed, and the parties have agreed to (i) terminate and resign to all actions, rights or claims that constituted the object of the claims previously mentioned; and (ii) modify the terms of the relevant natural gas sales contract, which becomes an interruptible supply contract. On January 7, 2011, the Argentine Secretariat of Energy approved said settlement.

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

Back to Contents

AES Uruguaiana Emprendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. Transportadora de Gas del Norte S.A. (“TGN”), one of the parties to these contracts, initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings, did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. YPF has answered the mentioned lawsuit. Additionally, the plaintiff notified us that it was terminating the contract, invoking YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. In the opinion of our management, this matter will not have a material adverse effect on our results of operations.

In connection with the above, on April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The complaint is based on the termination of the referenced natural gas export contract and the legal impossibility of assigning the transportation contract to other shippers because of certain changes in law in effect since 2002; as a second order matter, the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004; and as a third order matter, the Teoría de la Imprevisión (hardship provision under Article 1198 of the Argentine Civil Code) available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

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

On December 27, 2002, a group of 264 claimants who resided near the La Plata refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata refinery. The amount claimed is approximately Ps.81 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343, and 126 neighbors, respectively. The first group has made a claim for compensation of approximately Ps.26 million, the second group has made a claim for compensation of approximately Ps.72 million and the third one has made a claim of approximately Ps.26 million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

On January 25, 2011, we entered into an agreement with the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible or “OPDS”) of the Government of the province of Buenos Aires, within the scope of the Remediation, liability and environmental risk control program, created by Resolution 88/10 of the OPDS. Pursuant to such agreement, YPF and the relevant authorities agreed to jointly perform an eight-year work program in the canals adjacent to the La Plata refinery, including the conduct of characterization and risk assessment studies of sediments. The agreement provides that when a required remediation action is identified as a result of a risk assessment study, different alternatives and available techniques will be considered, as well as the steps needed for its implementation. Studies to determine how old the contamination is will also

Back to Contents

be performed pursuant to the agreement, in order to evaluate whether the Argentine government should be liable for such contamination pursuant to its obligation to hold us harmless under the Privatization Law (Law No. 24,145), which established the procedures for our privatization. YPF has provided an accrual of the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes claims. We have been notified of 35 judicial claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the La Plata – Dock Sud pipeline, which occurred in 1988 as third parties damaged and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales. One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps.47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have answered the complaint requesting its rejection and impleading the Argentine government. We have also notified the Argentine government of the existence of this claim and that we plan to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by Law No. 24,145. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. There are 34 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps.17.4 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. As of the date of this annual report, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

Tax claims. We have received several claims from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”) and from the provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of this annual report.

Non-accrued, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we have received several labor, civil, commercial and environmental claims in respect of which we have not provided any accrual since management, based on the evidence available to date and upon the opinion of our external counsel, have considered them to be possible contingencies. The most significant of such contingencies are described below.

Noroeste basin reserves review. The effectiveness after certain specific dates of natural gas export authorizations (related to production in the Noroeste basin) granted to us pursuant to Resolution S.E. Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Argentine Secretariat of Energy, is subject to an analysis by the Argentine Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by us in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for us. We have submitted to the Argentine Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación S.A., Empresa Eléctrica del Norte Grande S.A. and Electroandina S.A. (collectively, the “Clients”). On March 29, 2007, an internal memorandum of the technical sector of the Argentine Secretariat of Energy addressed this file and concluded, without resolving the question that we have not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Argentine Secretariat of Energy. If the Argentine Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that we did not act as a prudent and diligent operator and/or did not have sufficient reserves, we

Back to Contents

could be responsible for the damages that this situation causes to the Clients. With Gas Atacama Generación S.A. we have reached an integral renegotiation agreement, providing for the payment of a limited compensation in the case of suspension or expiration of the relevant Export Permit. This agreement has been approved by the Secretariat of Energy. On January 7, 2011 the Argentine Secretariat of Energy approved the settlement agreements entered into on November 5, 2010 with Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A., respectively, by which the Parties agree to automatically terminate the agreements with no responsibility derived for such termination in case of suspension or expiration of the Export Permits.

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. YPF International S.A. and Maxus Intenational Energy Company were added to the claim in 2010. The plaintiffs are claiming economic compensation in an undetermined amount and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act, the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal from YPF. Notwithstanding the above, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. In September 2010, New Jersey governmental parties, along with other summoned entities, filed their motions to dismiss, which have been answered by Maxus and Tierra. The aforementioned motions to dismiss are pending resolution. Simultaneously, a mediator had prepared a work plan for an alternative dispute resolution process to be presented to the parties during the first quarter of 2011, but this process failed since the parties could not reach a consensus. For additional information about this legal proceeding, see “—YPF Holdings-Passaic River/Newark Bay, New Jersey.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was notified, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145 and Decree 546/1993. On February 23, 2009, the Argentine Supreme Court ordered that certain provinces, the Argentine government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until the impleaded parties appear before the court and procedural issues are resolved. As of the date of this annual report, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have presented their arguments to the Supreme Court, which are not available to us. The

Back to Contents

provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been opposed by the plaintiff, and the claim is pending resolution.

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

La Plata refinery environmental claims. On June 6, 2007, we were served with a complaint in which nine residents of the vicinity of the La Plata refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of approximately Ps.52 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiffs, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to Law 24,145. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Additionally, we believe that any contamination that may exist could be attributable to numerous sources, including dumping of refuse over many years by other industrial facilities and by ships.

Additionally, we are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La

Back to Contents

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

In addition to the above, YPF has entered into an agreement with the OPDS in connection with the claims related to the channels adjacent to the La Plata refinery, which is described in “—La Plata refinery environmental disputes” above.

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

The Hydrocarbons Law grants the concessionaire and/or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof. Accordingly, on May 29, 2008, we filed a request for nullification of Resolution 433/08, since this resolution failed to grant us this right. Additionally, on June 13, 2008, we submitted a response denying the charges against us and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, we filed a writ requesting the production of certain evidence and the appointment of our technical expert. As of the date of this report, we have argued certain aspects related to the production of evidence. On May 12, 2009, we were notified of the issuance of Resolution No. 31/09 dated March 13, 2009 by the Ministry of Production, Hydrocarbon Department of the Río Negro Province, which ordered an extension of the evidence production period in this case. On December 1, 2009, we presented the requested documentary evidence, while stating that the resolution of our claims related to certain aspects of the production of evidence are still pending. Finally, on September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four hydrocarbon bearing zones between 2007 and 2010 and (b) the actions taken as regards to the environmental matters.

Claims related to the gas market and others. In addition to the claims described under “—Alleged defaults under natural gas supply contracts”, we are involved in the following proceedings also related to the restrictions imposed by the Argentine government in the natural gas market:

•	Arbitration with Transportadora de Gas del Mercosur S.A. (TGM). YPF was notified by the International Chamber of Commerce (ICC) of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments in an approximate amount of U.S.$10 million, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF, AESU and Companhia de Gás do Estado do Río Grande do Sul (Sulgás), referred below. See “—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” On April 8, 2009, YPF requested that this claim be rejected

Back to Contents

and counterclaimed for the termination of the natural gas transportation contract, based on its termination rights upon the termination by AESU and Sulgás of the natural gas export contract discussed below.

On July 10, 2009, TGM increased the amount of its claim to approximately U.S.$17.3 million and claimed an additional amount of approximately U.S.$366.4 million for lost profits, a claim for which we believe YPF should not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted. On April 20, 2010, the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgás is solved. On February 14, 2011, we were notified of the Arbitration Tribunal’s decision to sustain our motion, therefore suspending the proceeding until the arbitration brought by YPF is solved. On April 6, 2009, YPF registered a request for arbitration at the ICC against TGM, AESU and Sulgás, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract with AESU and Sulgás by such parties. On the same date, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás. See “—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM),” below. YPF has requested that the three proceedings be combined.

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

Back to Contents

•	Users and Consumers’ Association claim. The Users and Consumers’ Association (Unión de Usuarios y Consumidores) claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps.91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps.321 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitation had already elapsed. A ruling is pending on the applicability of the statute of limitations. Notwithstanding the above, the evidence production period commenced on August 6, 2009.

•	Alleged defaults under natural gas contracts – Mega. Mega has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Consequently, we believe that we are not liable for such natural gas delivery deficiencies pursuant to the doctrine of “force majeure”.

Other claims. Some employees are seeking compensation for allegedly not being able to benefit from their off-duty time while on guard duty. The labor authority has issued an arbitral award pursuant to which we will have to compensate guard duty time as actual work time. We submitted a motion to declare this decision null, which was rejected. We subsequently filed a lawsuit requesting the judge to declare this decision void as well as a preliminary injunction, which was also rejected. We appealed said decision. On March 30, 2011, the court admitted the preliminary injunction and suspended the administrative proceedings. The amount of this claim is to be determined during the proceedings.

Non-accrued, remote contingencies

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

Back to Contents

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

The Arbitration Tribunal has been constituted in both arbitration proceedings. In both proceedings, the parties agreed on the Terms of Reference (on October 1, 2010 in the arbitration brought against YPF and on October 10, 2010 in the arbitration brought against AESU, Sulgás and TGM) that determine -among other matters- the controversial issues of both claims. Furthermore, the Arbitration Tribunal ordered to divert proceedings in order to solve jurisdictional oppositions before ruling on the object of the claims.

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

Back to Contents

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

Back to Contents

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

On August 31, 2004, we appealed the resolution passed by the CNDC that rejected our statute of limitations defense. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters, which subsequently referred the proceeding to Chamber B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that we shall produce during this proceeding. During August and September 2007, hearings involving the testimony of witnesses proposed by us took place. On August 12, 2008, Chamber B of the National Court of Appeals in Criminal Economic Matters rejected our statute of limitations argument. We have appealed this decision. Upon Chamber B’s confirmation of the CNDC’s resolution, YPF filed a cassation and an extraordinary appeal on the basis that the CNDC bases its arguments on Law No. 22,262, while Chamber B relies on the application of Law No. 25,156. Chamber B of the National Court of Appeals in Criminal Economic Matters rejected both appeals. YPF has consequently presented two complaint appeals: one against the rejection of the cassation appeal (rejected on December 18, 2008) and another against the rejection of the extraordinary appeal (rejected on February 17, 2009). Both appeals are under evaluation. Regarding the administrative proceedings before the CNDC, the evidence production period has ended. Additionally, on November 25, 2009, we presented our closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected our cassation appeal against Chamber B of the National Court of Appeals in Criminal Economic Matters’ decision. The extraordinary appeal filed against this decision was rejected on July 14, 2010. Furthermore, on December 21, 2009, YPF filed another claim concerning the statute of limitations before the CNDC, which was rejected on April 19, 2010. YPF appealed such decision requesting the intervention of Chamber B of the National Court of Appeals in Criminal Economic Matters. On December 22, 2010, we were notified that Chamber B had ruled in our favor, revoking CNDC’s decision and ordering the termination of the proceedings. As of the issuance date of this annual report, the judgment is final.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings Inc., a Delaware corporation.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemical Company (“Chemicals”), to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States”.

As of December 31, 2010, YPF Holdings’ accruals for environmental and other contingencies totaled approximately Ps.586 million. YPF Holdings management believes it has adequately accrued for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such accruals in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ accruals for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the accruals already taken.

Back to Contents

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of December 31, 2010, YPF Holdings has accrued approximately Ps.58 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RI/FS”) being performed and funded by Tierra and a number of other entities of the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”).

Tierra, acting on behalf of Occidental, is also performing and funding a separate RI/FS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA (the “2004 AOC”). The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. In addition, in August 2010, Tierra proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of April 2011, the parties are analyzing that proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River described above. The development of this Plan was estimated by the DEP to cost approximately U.S.$2.3 million. The DEP has advised the recipients that they are not required to respond to the directive until otherwise notified. Also in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, alleging that dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant and contaminated the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The plaintiffs seek damages for the past cost of investigation and cleanup of these waterways, property damage and other economic impacts (such as decreases in tax revenues and value of real estate and increases in public medical costs, etc.), and punitive damages. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in

Back to Contents

connection with the claim were filed by Tierra and Maxus in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. DEP has not placed dollar amounts on all its claims, but it has (a) contended that a U.S.$50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately U.S.$118 million in past “cleanup and removal costs,” and is seeking an additional award of between U.S.$10 and U.S.$20 million to fund a study to assess natural resource damages, and (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of the cost of other economic impacts. In September 2010, governmental entities of the state of New Jersey and a number of third party defendants filed motions to dismiss and Maxus and Tierra filed their responses. Except in a few cases, these motions were rejected in January 2011. In October, 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants. However, the judge ruled against this motion in December 2010. Certain third-party defendants have appealed the ruling of the special master on their motions to dismiss and the presiding judge will hold hearings in March and April regarding these appeals. The next step in the case will be the presiding judge’s entry of a Trial Plan which will set a schedule for remainder of litigation, from discovery through trial. The presiding judge held a hearing in early April 2011 regarding the Trial Plan proposals of each of the parties. It is expected that the judge will issue his Trial Plan by May 2011. At this point in time, it is premature to state when the first trial will take place. See “—Argentina—New Jersey Claims.” Simultaneously, a mediator had prepared a work plan for an alternative dispute resolution process to be presented to the parties during the first quarter of 2011, but this process failed when the parties could not reach a consensus.

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the 2007 AOC, submitted comments on the draft FFS to EPA, as did a number of other interested parties. EPA has stated that it expects to issue a revised remedy proposal in September 2011. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees (“Trustees”), sent a letter to a number of entities that it alleged have liability for natural resource damages, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In January 2008, the NOAA sent a letter to YPF Holdings, CLH Holdings Inc. and other entities. In November 2008, Occidental and Tierra entered into an agreement with the Trustees to fund a portion of the Trustees’ past costs and conduct certain assessment activities during 2009. A group of approximately 20 other parties has also entered into a similar agreement with the Trustees. In November 2009, Tierra declined to extend this agreement.

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“Removal AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which will encompass the removal of 40,000 cubic yards, is scheduled to begin in 2011 and is expected to be completed in 2012. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the Removal AOC, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work. The Removal AOC provides that the initial form of financial assurance is to be provided through a trust fund. As of the date of this report, U.S.$32 million has been contributed to the fund; an additional U.S.$10 million must be contributed every six months until a total of U.S.$80 million has been deposited into the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. Tierra may request modification of the form and

Back to Contents

timing of financial assurance for the Removal AOC, and during 2010 substituted, with EPA approval, letters of credit to provide financial assurance rather than paying additional funds into the trust. The removal work will remove a number of contaminants, such as dioxin, PCBs, and mercury, which may have come from sources other than or in addition to the former Chemicals plant. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the Removal AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RI/FS addressing the lower 17-mile portion of the Passaic River, and the RI/FS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

As of December 31, 2010, YPF Holdings has accrued approximately Ps.282 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area comprising the estimated costs for studies, estimated costs in connection with the Removal AOC, and certain other matters related to the Passaic River and Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. How these matters are resolved, including the development of new information, the imposition of natural resource damages or the selection of remedial actions differing from the scenarios we have proposed could result in Maxus and Tierra incurring material costs in addition to the amount currently accrued.

Hudson and Essex Counties, New Jersey. Until the 1970s, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers. Tierra, Occidental and DEP signed an administrative consent order in April 1990 (“ACO”) which requires remediation at 40 sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations. Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work required by the ACO (which is ongoing at all ACO Sites at various stages) and associated with the issues described below.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have come to an agreement in principle regarding this matter, pursuant to which Tierra will pay U.S.$5 million, and will remediate 3 sites, at an estimated cost of U.S.$2.1 million, subject to the terms of a Consent Judgment that is under negotiation.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups and these groups have agreed, at least for now, not to file suit. In March 2008, the DEP approved an Interim Response Action work plan for work to be performed at the Kearny Plant site by Tierra and at the adjacent property by Tierra in conjunction with other parties. Work on the Interim Response Action has begun. In addition, this adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have responded and are awaiting discussion with the EPA as to the scope of activities.

Back to Contents

Pursuant to a request of the DEP, in the second half of 2006, Tierra and certain other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. The DEP has requested additional sampling, and a work plan to conduct such sampling was prepared and submitted to the DEP in January 2009 for its approval.As of December 31, 2010, YPF Holdings has accrued a total of approximately Ps.96 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works Site”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The investigation and remediation of the Painesville Works Site is governed by agreements and orders in place with the EPA and the Ohio Environmental Protection Agency (“OEPA”). The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of 20 specific operable units within the former Painesville Works Site and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As each operable unit within the Site receives OEPA approval for projects related to investigation, Remediation Work, or operation and maintenance activities, additional orders and agreements will be implemented, and additional amounts may need to be accrued. YPF Holdings has accrued a total of approximately Ps.59 million as of December 31, 2010 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a Memorandum of Agreement (“MOA”) with federal and state natural resources trustees in connection with claims for natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved specifying the restoration projects to be implemented. The last restoration project is expected to begin in 2011. As of December 31, 2010, YPF Holdings has accrued approximately Ps.17 million for its estimated share of the remediation and the MOA associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. In 2006, Maxus and four other PRPs entered into a Joint Participation and Defense Agreement, and in January 2007 those PRPs and EPA entered into an AOC to perform a RI/FS. The PRP Agreement includes an interim allocation, under which Maxus’s share is 50%. Preliminary work in connection with the RI/FS in respect of this site commenced in the second half of 2006. YPF Holdings has accrued approximately Ps.6 million as of December 31, 2010 for its estimated share of the costs of the RI/FS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At December

Back to Contents

31, 2010, YPF Holdings had accrued approximately Ps.2 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

Dallas Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current accrued for this matter. This decision will also require Maxus to reimburse Occidental for past costs. In 2009, Maxus received a statement from Occidental of the costs Occidental believed to be due under the judgment, in the amount of U.S.$16.7 million. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. In September 2009, Maxus paid to Occidental $1.9 million. As of December 31, 2010, only approximately U.S.$0.2 million of disputed claims (relating to Occidental’s internal costs) remains pending. Maxus has allowances for this claimed amount. A significant category of claims refused by Maxus on the basis of its interpretation of the 12-year clause, were claims relating to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009. Although it is possible that additional claimants may come forward in the future, it is estimated that no significant liability will result from this category of claims.

The remaining claims refused consist primarily of claims of personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, which are currently unknown as of the date of this report, and if such claims arise, they could result in additional liability. As of December 31, 2009, YPF Holdings had accrued approximately Ps.1 million in respect of these matters.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. The court’s decision was appealed by Maxus In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. Maxus is currently evaluating whether or not to appeal this decision. As of December, 2010, YPF Holdings has accrued approximately Ps.15 million in respect of this matter.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the company’s financial condition. YPF Holdings has established accrued for legal contingencies and environmental issues in those situations where a loss is probable and can be reasonably estimated.

Dividend Policy

See “Item 10. Additional Information—Dividends.”

Back to Contents

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

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low

2006	57.38	37.00
2007	50.10	34.37
2008	49.00	37.75
2009	47.00	16.81
2010	50.60	33.89
2011(1)	54.58	41.43

(1)	Through April 6, 2011.
The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.
	High	Low

2009:
First Quarter	47.00	16.81
Second Quarter	35.90	23.09
Third Quarter	40.20	30.79
Fourth Quarter	44.08	36.35
2010:
First Quarter	45.80	40.11
Second Quarter	44.63	33.89
Third Quarter	43.45	37.52
Fourth Quarter	50.60	38.61
2011:
First Quarter	54.58	41.43
Second Quarter(1)	46.34	44.77

(1)	Through April 6, 2011.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low

2010:
October	39.84	38.61
November	42.99	39.17
December	50.60	39.00
2011:
January	54.58	48.72
February	51.65	48.35
March	52.97	41.43
April(1)	46.34	44.77

(1)	Through April 6, 2011.

Back to Contents

As of March 30, 2011, there were 232,665,742 ADSs outstanding and 87 holders of record of ADSs. Such ADSs represented approximately 59% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF, outstanding ADSs represented 31% of the total number of outstanding Class D shares as of March 30, 2011. Repsol YPF (including its other subsidiaries) was the holder of 109.3 million of our ADSs at that date, while Petersen Energía and PEISA collectively held 60.8 million of our ADSs.

Buenos Aires Stock Market

The Buenos Aires Stock Market is the principal Argentine market for trading the ordinary shares.

The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires, or “MERVAL”) is the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 133 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (Sistema Integrado de Negociación Asistida por Computación, or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and mutual funds.

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
Source: CNV and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low

2006	177.50	115.00
2007	153.00	110.90
2008	183.00	118.00
2009	162.00	64.00
2010	205.00	137.00
2011(1)	222.60	177.00

(1)	Through April 6, 2011.

Back to Contents

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low

2009:
First Quarter	162.00	64.00
Second Quarter	136.00	90.00
Third Quarter	153.00	119.50
Fourth Quarter	162.00	139.00
2010:
First Quarter	170.00	150.00
Second Quarter	172.00	137.00
Third Quarter	167.00	149.70
Fourth Quarter	205.00	152.00
2011:
First Quarter	222.60	177.00
Second Quarter(1)	195.50	190.25

(1)	Through April 6, 2011.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low

2010:
September	162.00	153.00
October	155.00	152.00
November	177.00	155.00
December	205.00	155.50
2011:
January	219.50	200.00
February	216.60	199.50
March	222.60	177.00
April(1)	195.50	190.25

(1)	Through April 6, 2011.

As of December 31, 2010, there were approximately 8,009 holders of Class D shares.

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

Back to Contents

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

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

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

Back to Contents

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

ITEM 10. Additional Information

Capital Stock

Our capital stock consists of Ps.3,933,127,930, divided into 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed and paid, with a par value of ten pesos each and the right to one vote per share. Our total capital stock has not changed since December 31, 2004.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against

Back to Contents

potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy and Production, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the company who was allegedly excluded from the National Government’s YPF PPP, filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Pursuant to the plaintiff’s request, the federal judge of first instance of Bell Ville, in the province of Cordoba, granted a preliminary injunction (the “Preliminary Injunction”), ordering that any sale of shares of YPF or any other transaction involving the sale, assignment or transfer of shares of YPF carried out by Repsol YPF or YPF be suspended, unless the plaintiff and other beneficiaries of the PPP, organized under the Federation of Former Employees of YPF, are involved or participate in such transactions. We filed an appeal against such decision, requesting that the Preliminary Injunction be revoked. In addition, we requested the recusal of the federal judge of first instance of Bell Ville and the issuance of a preliminary injunction offsetting the effects of the Preliminary Injunction. On March 1, 2011, we were notified that the intervening judge had allowed our appeal, suspending the effects of the Preliminary Injunction. In addition, a preliminary injunction was granted to explicitly allow the free disposition of our shares, provided that Repsol YPF, directly or indirectly continues to own at least 10% of our shares. Under the jurisprudence of the Federal Supreme Court of Argentina (upholding numerous decisions of the relevant Courts of Appeals), YPF should not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the National Government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

The Class A shares held by the Argentine government became eligible for sale in April 1995 upon the effectiveness of legislation which permitted the Argentine government to sell such shares. In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares at a price of U.S.$44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. On November 4, 1999, Repsol YPF acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of our Class B, C and D shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra Compañía Argentina de Petróleo, S.A. (“Astra”) and Repsol Argentina, S.A., Repsol YPF owned 330,551,981 Class D shares and therefore controlled us through a 99.04% ownership interest until 2008. On February 21, 2008, Petersen Energía S.A. (“Petersen Energía”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million (the “Petersen Transaction”). In addition, Repsol YPF granted options to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them to purchase up to an additional 10.1% of our outstanding capital stock within four years (the “Petersen Options”). On May 20, 2008, Petersen Energía Inversora S.A. (“PEISA”) exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. Since September 2010, Repsol YPF has sold approximately 15.78% of our shares.

Back to Contents

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

At a Shareholder’s Meeting on April 14, 2010, YPF’s shareholders approved an amendment to YPF’s by-laws. Copies of the by-laws, which have been filed as described in “Item 19. Exhibits” in this annual report, are also available at the offices of YPF.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

Back to Contents

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS

Year Ended December 31,	1Q	2Q	3Q	4Q	Total

2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30

Our Board of Directors approved a dividend of Ps.5.50 per share or per ADS, which was paid out of the reserve for future dividends on April 26, 2010, and a dividend of Ps.5.80 per share or per ADS, which was paid out of the reserve for future dividends on November 15, 2010. On March 2, 2011, our Board of Director’s meeting decided to propose to the shareholders the creation of a statutory reserve for future dividends in the amount of Ps.6,622 million, which will be subject to their consideration in the shareholder’s meeting to be held on April 26, 2011.

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

Back to Contents

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

Back to Contents

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

Class A Veto Rights

Under the by-laws, so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the company; (ii) approve any acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the company’s exploration and production activities; (iv) voluntarily dissolve the

Back to Contents

company and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

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

Back to Contents

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

Back to Contents

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

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our Class D shares or ADSs are not subject to Argentine income tax.

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities, are responsible for the personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held as of December 31 of each year. The tax is levied on Argentine issuers of such shares or ADSs, such as us, (which must pay this tax in substitution of the relevant shareholders) and is based on the equity value (valor patrimonial proporcional), or the book value, of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by withholding, foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other

Back to Contents

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

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for tax purposes, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies, who use a mark-to-market method of tax accounting;

•	persons holding Class D shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the Class D shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

Back to Contents

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”; or

•	persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the shares underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your own tax adviser concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of Class D shares or ADSs in your particular circumstances.

This discussion assumes that YPF is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding

Back to Contents

concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Any dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally would not recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Foreign currency gain or loss that you recognize will generally be treated as U.S.-source ordinary income.

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and, in the case of ADSs, subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes, if any, withheld from dividends on Class D shares or ADSs will be creditable against your U.S. federal income tax liability. Amounts paid on account of the Argentine personal assets tax will not be eligible for credit against your U.S. federal income tax liability. You should consult your tax adviser to determine the tax consequences applicable to you as a result of the payment of the Argentine personal assets tax or the withholding of the amount of such tax from distributions, including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax adviser regarding the availability of the foreign tax credit under your particular circumstances.

Sale or other disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your tax basis in the relevant Class D shares or ADSs, each as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

YPF believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2010 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, any gain you recognized on a sale or other disposition of the Class D share or ADS would be allocated ratably over your holding period for the Class D share or ADS. The amounts allocated to the taxable year of the disposition and to any year before YPF became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, the portion of any distribution in respect of Class D shares or ADSs that is in excess of 125 percent of the average of the annual distributions that you

Back to Contents

received on Class D shares or ADSs during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gains. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if YPF were to be treated as a PFIC in a taxable year in which it paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Recently enacted legislation creates an additional annual filing requirement for U.S. Holders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we are a PFIC for any taxable year, then you should consult your tax adviser concerning your annual filing requirements.

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

New reporting requirements

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of Class D shares or ADSs.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2010, and from which we may incur future gains or losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

Back to Contents

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information—Risk Factors.”

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

The table below provides information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of December 31, 2010.

	Expected Maturity Date

	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total

	(in millions of U.S. dollars)
Assets	1,546	291	—	9		1,846
Accounts payable	1,084	159	108	449		1,800
Debt	1,254	141	113	129		1,637
Other Liabilities	57	6	6	433	(1)	502

(1)	Includes U.S.$411 million corresponding to accruals for contingencies with undetermined maturity.

Interest rate exposure

The objective of our financing strategy is to satisfy capital requirements while minimizing our exposure to interest rate fluctuations. To realize such objective, we have borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions. We generally follow a policy of not hedging our interest rate exposure.

Back to Contents

The table below provides information about our assets and liabilities as of December 31, 2010 that may be sensitive to changes in interest rates.

	Expected Maturity Date

	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total	Fair Value

	(in millions of pesos)
Assets
Fixed rate
Other Receivables	—	244	19	—	—	—	263	257
Interest rate		0.35-5.11%	0.35%
Variable rate
Other Receivables	13	17	17	17	17	47	128	128
Interest rate	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%
Liabilities
Fixed rate
YPF’s Negotiable Obligations	—	—	277	—	—	348	625	708
Interest rate			4%			10%
Related Parties	59	97	—	—	—	—	156	156
Interest rate	2.35-14%	2.35%
Other debt	5,324	260	19	466	19	212	6,299	6,338
Interest rate	0.80-14%	1.44-9.38%	9.38%	4.3-9.38%	9.38%	4.8-9.38%
Variable rate
YPF’s Negotiable Obligations	348	—	—	—	—	—	348	348
Interest rate	BADLAR(2) +1.75-2.00%
Related parties	398	—	—	—	—	—	398	398
Interest rate	Libor +2%
Other debt	—	57	—	—	—	—	57	57
Interest rate		Libor+5.25%

(1)	Coeficiente de Estabilización de Referencia (CER), a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.
(2)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of crude oil and oil products, especially in the export market. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging instruments. For information on our hydrocarbons delivery commitments as of December 31, 2010, see “Item 4. Information on the Company—Exploration and Production—Delivery commitments” and Note 10 to the Audited Consolidated Financial Statements.

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

Back to Contents

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

Persons depositing or withdrawing shares must pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmission expenses, as provided in the deposit agreement

Expenses incurred by the depositary in the conversion of foreign currency(1)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

(1)	Pursuant to our deposit agreement, whenever the depositary shall receive foreign currency, as a cash dividend or other distribution which, in the judgment of the depositary, can be converted on a reasonable basis into U.S. dollars and transferred to the United States, it will convert such foreign currency into U.S. dollars and transfer the resulting U.S. dollars (after deduction of its customary charges and expenses in effecting such conversion) to the United States.

In 2010, the Depositary made no direct or indirect payments to YPF.

Back to Contents

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2010, YPF, under the supervision and with the participation of YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of YPF’s management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

Back to Contents

Our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report included in the F-pages.

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

ITEM 16.

ITEM 16A. Audit Committee Financial Expert

The Board of Directors has designated Mario Vázquez as YPF’s Audit Committee Financial Expert at the meeting held on April 14, 2010.

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

Services Rendered	2010		2009

	Fees	Expenses	Fees	Expenses

	(in thousands of pesos)
Audit Fees	11,531	73	8,022	72
Audit-Related Fees(1)	120	—	617	—
Tax Fees	—	—	—	—
All Other Fees	—	—	—	—

	11,651	73	8,639	72

(1)	Includes the fees for the issuance of agreed upon procedures reports.

The annual shareholders’ meeting of YPF appoints the external auditor of YPF, along with the Audit Committee’s non-binding opinion, which is submitted for consideration to the annual shareholders’ meeting.

Back to Contents

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

In 2010, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

ITEM 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2009 and 2010 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.R.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Compliance with NYSE Listing Standards on Corporate Governance”.

Back to Contents

PART III

ITEM 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19. Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version)*
1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version)**
11.1	Code of Ethics***
12.1	Section 302 Certification by the Chief Executive Officer
12.2	Section 302 Certification by the Chief Financial Officer and the Director of Administration and Tax
13.1	Section 906 Certification
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Gaffney, Cline & Associates Inc.
23.3	Consent of Degolyer & MacNaughton
99.1	Reserves Audit Report of Gaffney, Cline & Associates Inc.
99.2	Reserves Audit Report of DeGolyer & MacNaughton
99.3	Reserves Audit Report of DeGolyer & MacNaughton

*	Filed as Exhibit 1.1 to YPF’s 2009 Annual Report on Form 20-F filed on June 29, 2010.
**	Filed as Exhibit 1.2 to YPF’s 2009 Annual Report on Form 20-F filed on June 29, 2010.
***	Incorporated by reference to YPF’s 2004 Annual Report on Form 20-F filed on June 30, 2005.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA
By:	/s/ Guillermo Reda Name: Guillermo Reda Title:Chief Financial Officer
YPF SOCIEDAD ANÓNIMA
By:	/s/ Ángel Ramos Sánchez Name: Ángel Ramos Sánchez Title:Director of Administration and Tax

Dated: April 12, 2011

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND
JOINTLY CONTROLLED COMPANIES INDEX

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Notes 12, 13 and 14 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina
April 12, 2011

Deloitte & Co. S.R.L.

Diego O. De Vivo
Partner

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of and for the year ended December 31, 2010 and our report dated April 12, 2011 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information related to the nature and effect of such differences is presented in Notes 12, 13, and 14 to the consolidated financial statements of the Company.

Back to Contents

Buenos Aires City, Argentina
April 12, 2011

Deloitte & Co. S.R.L.

Diego O. De Vivo
Partner

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.a)

	2010	2009	2008

Net sales (Note 3.k)	44,162	34,320	34,875
Cost of sales (Note 15.d)	(29,899)	(23,177)	(24,013)

Gross profit	14,263	11,143	10,862
Selling expenses (Note 15.f)	(3,015)	(2,490)	(2,460)
Administrative expenses (Note 15.f)	(1,429)	(1,102)	(1,053)
Exploration expenses (Note 15.f)	(344)	(552)	(684)

Operating income	9,475	6,999	6,665
Income (loss) on long-term investments	79	(9)	97
Other (expense) income, net (Note 3.i)	(155)	159	(376)
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	118	109	134
Exchange differences	202	182	416
Holding gains (losses) on inventories	676	(11)	476
Losses on liabilities
Interests	(931)	(958)	(492)
Exchange differences	(444)	(564)	(708)

Net income before income tax	9,020	5,907	6,212
Income tax (Note 3.j)	(3,230)	(2,218)	(2,311)

Net income	5,790	3,689	3,901

Earnings per share (Note 1.a)	14.72	9.38	9.92

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010, 2009 AND 2008
(Amounts expressed in million of Argentine pesos – Note 1.a)

	2010	2009	2008

Current Assets
Cash	570	669	391
Investments (Note 3.a)	1,957	1,476	825
Trade receivables (Note 3.b)	3,322	2,831	2,702
Other receivables (Note 3.c)	3,089	2,490	1,861
Inventories (Note 3.d)	3,865	3,066	3,449

Total current assets	12,803	10,532	9,228

Noncurrent Assets
Trade receivables (Note 3.b)	28	22	24
Other receivables (Note 3.c)	1,587	527	391
Investments (Note 3.a)	594	661	741
Fixed assets (Note 3.e)	31,567	27,993	28,028
Intangible assets	10	12	6

Total noncurrent assets	33,786	29,215	29,190

Total assets	46,589	39,747	38,418

Current Liabilities
Accounts payable (Note 3.f)	7,639	5,863	6,763
Loans (Note 3.g)	6,176	4,679	3,219
Salaries and social security	421	298	284
Taxes payable	2,571	1,437	1,132
Contingencies (Notes 10 and 15.c)	295	341	588

Total current liabilities	17,102	12,618	11,986

Noncurrent Liabilities
Accounts payable (Note 3.f)	5,616	4,391	3,473
Loans (Note 3.g)	1,613	2,140	1,260
Salaries and social security	168	110	116
Taxes payable	523	828	753
Contingencies (Notes 10 and 15.c)	2,527	1,959	1,857

Total noncurrent liabilities	10,447	9,428	7,459

Total liabilities	27,549	22,046	19,445
Shareholders’ Equity (per corresponding statements)	19,040	17,701	18,973

Total liabilities and shareholders’ equity	46,589	39,747	38,418

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts expressed in million of Argentine pesos – Note 1.a)

	2010		2009		2008

Cash Flows from Operating Activities
Net income	5,790		3,689		3,901
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Income) loss on long-term investments	(79)		9		(97)
Depreciation of fixed assets	5,273		4,832		4,775
Consumption of materials and fixed assets retired, net of allowances	572		645		647
Increase in allowances for fixed assets	72		1		2
Income tax	3,230		2,218		2,311
Increase in accruals	1,310		1,062		862
Changes in assets and liabilities:
Trade receivables	(407)		(21)		704
Other receivables	(1,575)		(725)		2,401
Inventories	(799)		383		(876)
Accounts payable	1,809		(461)		1,486
Salaries and social security	181		43		(21)
Taxes payable	(259)		(762)		(507)
Net advances from crude oil purchasers	—		—		(10)
Decrease in reserves	(788)		(1,207)		(736)
Interests, exchange differences and others	498		746		1,052
Dividends from long-term investments	40		38		51
Income tax payments	(2,142)		(1,076)		(2,387)

Net cash flows provided by operating activities	12,726	(1)	9,414	(1)	13,558	(1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(8,729	)(2)	(5,636	)(2)	(7,035	)(2)
Stock redemption in long-term investments	—		3		—
Investments (non cash and equivalents)	105		30		(8)

Net cash flows used in investing activities	(8,624)		(5,603)		(7,043)

Cash Flows from Financing Activities
Payment of loans	(13,454)		(13,870)		(5,400)
Proceeds from loans	14,178		15,886		8,540
Dividends paid	(4,444)		(4,897)		(9,287)

Net cash flows used in financing activities	(3,720)		(2,881)		(6,147)

Increase in Cash and Equivalents	382		930		368

Cash and equivalents at the beginning of year	2,145		1,215		847
Cash and equivalents at the end of year	2,527		2,145		1,215

Increase in Cash and Equivalents	382		930		368

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (344), (372) and (155) corresponding to interest payments for the years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Includes 146, 529 and 111 corresponding to payments related with the extension of certain exploitation concessions in the Province of Neuquén (Note 10.c), for the years ended December 31, 2010, 2009 and 2008, respectively.

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts expressed in million of Argentine pesos except for per share amount in pesos – Note 1.a)

	Shareholders’ Contributions

	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity

Balance as of December 31, 2007	3,933	7,281	640	11,854	2,020	(135)	4,584	6,093	24,416
As decided by the Board of Directors’ meeting of February 6, 2008:
– Cash dividends (10.76 per share)	—	—	—	—	—	—	(4,232)	—	(4,232)
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 24, 2008:
– Cash dividends (6.50 per share)	—	—	—	—	—	—	—	(2,557)	(2,557)
– Appropriation to Legal reserve	—	—	—	—	204	—	—	(204)	—
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(352)	352	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	4,003	(4,003)	—
As decided by the Board of Directors’ meeting of November 6, 2008:
– Cash dividends (6.35 per share)	—	—	—	—	—	—	(2,498)	—	(2,498)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(57)	—	—	(57)
Net income	—	—	—	—	—	—	—	3,901	3,901

Balance as of December 31, 2008	3,933	7,281	640	11,854	2,224	(192)	1,505	3,582	18,973
As decided by the Ordinary Shareholders’ meeting of April 28, 2009:
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,505)	1,505	—
– Appropiation to Legal reserve	—	—	—	—	19	—	—	(19)	—
– Appropiation to Reserve for future dividends	—	—	—	—	—	—	5,901	(5,901)	—
As decided by the Board of Directors’ meeting of May 5, 2009:
– Cash dividends (6.30 per share)	—	—	—	—	—	—	(2,478)	—	(2,478)
As decided by the Board of Directors’ meeting of November 4, 2009:
– Cash dividends (6.15 per share)	—	—	—	—	—	—	(2,419)	—	(2,419)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(64)	—	—	(64)
Net income	—	—	—	—	—	—	—	3,689	3,689

Balance as of December 31, 2009	3,933	7,281	640	11,854	2,243	(256)	1,004	2,856	17,701
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,004)	1,004	—
– Appropiation to Reserve for future dividends	—	—	—	—	—	—	5,040	(5,040)	—
As decided by the Board of Directors’ meeting of April 14, 2010:
– Cash dividends (5.50 per share)	—	—	—	—	—	—	(2,163)	—	(2,163)
As decided by the Board of Directors’ meeting of November 5, 2010:
– Cash dividends (5.80 per share)	—	—	—	—	—	—	(2,281)	—	(2,281)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(7)	—	—	(7)
Net income	—	—	—	—	—	—	—	5,790	5,790

Balance as of December 31, 2010	3,933	7,281	640	11,854	2,243	(263)	596	4,610	19,040

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.a)

1.	SIGNIFICANT ACCOUNTING POLICIES AND CHANGE IN ACCOUNTING POLICY

a)	Significant accounting policies

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

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”)”, subsequently modified by Technical Resolution No. 29 dated December 3, 2010. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for the Company for the fiscal year beginning on January 1, 2012. On April 14, 2010, the Board of Directors has approved a specific IFRS implementation plan.

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

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments. The effect of this proportional consolidation for the year ended December 31, 2010 and comparative information, is disclosed in Note 12.b.

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

Back to Contents

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

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign subsidiaries’ financial statements and the recognition of the deferred income tax liability related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and the corresponding historical cost used for tax purposes (Note 1.b).

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

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 10.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables, other receivables and liabilities approximates its fair value due to the short maturity of these instruments. As of December 31, 2010, 2009 and 2008 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 7,862 , 6,827 and 4,399, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad

Back to Contents

with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Appart from the receivables with the Argentine Government related to the subsidies on gas oil sales provided by the Argentine Government to the public transportation according to Executive Decree No. 652/02 and its amendments, and the participation in the Petroleum and Refining Plus Programs established by Decree No. 2014/2008 and its regulations, among others, included in Note 3.c “Tax credits, export rebates and production incentives”, the Company’s customer base is dispersed.

As of December 31, 2010, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2010, 2009 and 2008.

b)	Change in accounting policy

In relation to the implementation of IFRS above mentioned, General Resolution No. 576/10 establishes that companies which, in accordance with generally accepted accounting principles in Argentina, had adopted the option to disclose in a note to the financial statements the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes shall recognize such liability with a debit to unappropriated retained earnings. The resolution also establishes that such recognition may be recorded in any interim or annual period until the transition date to IFRS is met, inclusive. Additionally, the resolution above mentioned establishes that, as an exception, the Ordinary Shareholderś meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnings accounts, not providing a predetermined order for such accounting.

During the year ended December 31, 2010, the Company has recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. According to generally accepted accounting principles in Argentina, the effect of changes in the accounting policies must be recorded with retrospective effect as of the beginning of the first fiscal year presented. As a result of the adoption of the resolution above mentioned, the unappropriated retained earnings as of the end of each year have been modified as follows:

	Unappropriated retained earnings

	(Loss)

	2009	2008	2007

Deferred income tax liability—YPF and controlled and jointly controlled companies	(1,086)	(1,276)	(1,523)
Deferred income tax liability—Investments in significant influence companies	(94)	(107)	(121)

	(1,180)	(1,383)	(1,644)

As a result of this change in accounting policy, net income for the years ended December 31, 2009 and 2008 increased by 203 and 261, respectively.

Back to Contents

The financial statements as of December 31, 2009, 2008 and 2007, have been amended to give retrospective effect to the change in accounting policy previously mentioned, and have been filed with the SEC in the Form 6K dated March 14, 2011 (SEC Accession No. 0001208646-11-000114).

Consequently, information regarding the financial statements as of December 31, 2009 and 2008, presented in these financial statements for comparative purposes, corresponds to the amounts presented in the mentioned Form 6K. The modification of comparative information does not imply any change to statutory decisions already taken.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Investments with price quotation have been valued at fair value as of the end of each year.

–	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 15.e.

When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

b)	Inventories:

–	Refined products, products in process, crude oil and natural gas have been valued at current production cost or replacement cost, as applicable, as of the end of each year.

–	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each year.

Valuation of inventories does not exceed their estimated realizable value.

c)	Noncurrent investments:

These include the Company’s investments in companies under significant influence and holdings in other companies. These investments are detailed in Note 15.b and have been valued using the equity method, except for holdings in other companies, which have been valued at cost remeasured as detailed in Note 1.a.

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

Back to Contents

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account in the balance sheet, provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to the accounting information to conform the accounting principles used by companies under significant influence to those of the Company. Main adjustments are related to the recognition of the deferred income tax liability corresponding to the companies under significant influence related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b).

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

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1.a, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Note 15.a. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

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

–	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

–	The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

–	The capitalized costs related to acquisitions of properties and extension of concessions with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

Back to Contents

–	The capitalized costs related to areas with unproved reserves are periodically reviewed by Management to ensure that the carrying value does not exceed their estimated recoverable value.

–	Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

–	Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

–	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

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

YPF Holdings Inc., which has operations in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

In March 2008, YPF Holdings Inc. acquired certain contracts from Prudential Insurance Company (“Prudential”) to settle the liability associated with two defined-benefit plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the defined-benefit plans as of December 31, 2010, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years of

Back to Contents

service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the postretirement and postemployment benefits, and consequently, payments related to them are funded as claims are notified.

During the year 2008, YPF Holdings Inc. curtailed postretirement health care benefits to certain retiree, some of which were reincorporated to the plan during 2010. The effect on net income of the curtailment and the mentioned reincorporation, has not been material.

The plans mentioned above are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. Actuarial losses and gains related to the changes in actuarial assumptions are included in the “Other (expense) income, net” account of the statement of income.

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

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. As of December 31, 2010, and as indicated in Note 1.b, the Company has retrospectively recorded the deferred income tax liability above mentioned.

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

For the years ended December 31, 2010, 2009 and 2008, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 10.c “Agreements of extension of concessions”). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate the royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime

Back to Contents

on exports of crude oil and other refined products. The new regime provides that when the WTI international price exceeds the reference price which is fixed at US$ 60.9 barrel, the producer shall be allowed to collect at US$ 42 barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over US$ 45 barrel, a 45% withholding rate will apply. If such price is under US$ 45 barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and accruals for contingencies:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Accruals for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Accruals for losses are required to be accounted at the discounted value as of the end of each year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The evolution in the allowances and accruals for contingencies accounts is set forth in Note 15.c.

h)	Environmental liabilities:

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

These accounts have been remeasured in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

j)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

Back to Contents

–	Depreciation of non-monetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.a.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

–	Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (loss) on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

a)	Investments:	2010				2009				2008

		Current		Noncurrent		Current		Noncurrent		Current		Noncurrent

	Short-term investments	1,957	(1)	45	(2)	1,476	(1)	150	(2)	825	(1)	179	(2)
	Long-term investments (Note 15.b)	—		628		—		636		—		783
	Allowance for reduction in value of holdings in long-term investments (Note 15.c)	—		(79)		—		(125)		—		(221)

		1,957		594		1,476		661		825		741

(1)	Includes 1,957, 1,476 and 824 as of December 31, 2010, 2009 and 2008, respectively, with an original maturity of less than three months.
(2)	Corresponds to restricted cash as of December 31, 2010, 2009 and 2008, which represents bank deposits used as guarantees given to government agencies.

b)	Trade receivables:	2010		2009		2008

		Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

	Accounts receivable	3,450	28	2,963	22	2,813	24
	Related parties (Note 7)	339	—	281	—	306	—

		3,789	28	3,244	22	3,119	24
	Allowance for doubtful trade receivables (Note 15.c)	(467)	—	(413)	—	(417)	—

		3,322	28	2,831	22	2,702	24

Back to Contents

b)	Other receivables:	2010		2009		2008

		Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

	Tax credits, export rebates and production incentives	1,882	814	1,403	16	749	19
	Trade	178	—	105	—	217	—
	Prepaid expenses	174	78	208	82	154	80
	Concessions charges	17	27	17	38	17	50
	Related parties (Note 7)	151	256	192	74	178	109
	Loans to clients	26	70	30	69	29	79
	Trust contributions – Obra Sur	13	115	—	119	—	—
	Advances to suppliers	250	—	125	—	160	—
	Collateral deposits	165	56	177	4	91	18
	Advances and loans to employees	51	—	42	—	69	—
	From joint ventures and other agreements	78	—	100	—	101	—
	Miscellaneous	197	187	185	142	230	84

		3,182	1,603	2,584	544	1,995	439
	Allowance for other doubtful accounts (Note 15.c)	(93)	—	(94)	—	(134)	—
	Allowance for valuation of other receivables to their estimated realizable value (Note 15.c)	—	(16)	—	(17)	—	(48)

		3,089	1,587	2,490	527	1,861	391

d)	Inventories:	2010	2009	2008

	Finished products	2,377	1,715	1,941
	Crude oil and natural gas	1,061	989	1,110
	Products in process	67	59	69
	Raw materials, packaging materials and others	360	303	329

		3,865	3,066	3,449

e)	Fixed assets:	2010	2009	2008

	Net book value of fixed assets (Note 15.a)	31,669	28,033	28,073
	Allowance for unproductive exploratory drilling (Note 15.c)	(3)	(3)	(3)
	Allowance for obsolescence of materials and equipment (Note 15.c)	(99)	(37)	(42)

		31,567	27,993	28,028

Back to Contents

f)	Accounts payable:	2010		2009		2008

		Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

	Trade	6,170	34	4,576	40	4,841	45
	Hydrocarbon wells abandonment obligations	243	5,228	238	4,016	547	3,130
	Related parties (Note 7)	309	—	249	—	166	—
	Investments in companies with negative shareholder’s equity	5	—	6	—	—	—
	Extension of Concessions – Province of Neuquén (Note 10.c)	—	—	142	—	483	—
	From joint ventures and other agreements	409	—	358	—	334	—
	Environmental liabilities (Note 10.b)	302	205	179	285	172	257
	Miscellaneous	201	149	115	50	220	41

		7,639	5,616	5,863	4,391	6,763	3,473

g)	Loans:	Interest rate(1)	Principal maturity	2010		2009		2008

				Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

	Negotiable Obligations(2)	4.00 – 12.78%	2011 – 2028	361	626	6	547	364	224
	Related parties (Note 7)	2.35 – 14.00%	2011 – 2012	458	97	912	380	94	1,036
	Other financial debts	0.80 – 14.25%	2011 – 2012	5,357	890	3,761	1,213	2,761	—

				6,176	1,613	4,679	2,140	3,219	1,260

(1)	Annual interest rates as of December 31, 2010.
(2)	Disclosed net of 52, 38 and 548, corresponding to YPF outstanding Negotiable Obligations, repurchased through open market transactions as of December 31, 2010, 2009 and 2008, respectively.

The maturities of the Company’s noncurrent loans, as of December 31, 2010, are as follows:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	Over 5 years	Total

Noncurrent loans	388	278	448	499	1,613

Details regarding the Negotiable Obligations of YPF are as follows:

(in million)							Book value

M.T.N. Program		Issuance					2010		2009		2008

Year	Amount	Year	Principal Value	Interest Rate(1)		Principal Maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

1997	US$ 1,000	1998	US$ 100	10.00%		2028	7	348	6	342	4	224
1998	US$ 1,000	1999	US$ 225	—		—	—	—	—	—	360	—
2008	US$ 1,000	2009	$ 205	12.53	%(2)	2011	205	—	—	205	—	—
2008	US$ 1,000	2010	$ 143	12.78	%(3)	2011	144	—	—	—	—	—
2008	US$ 1,000	2010	US$ 70	4.00%		2013	5	278	—	—	—	—

							361	626	6	547	364	224

(1)	Annual interest rate as of December 31, 2010.
(2)	Accrues interest at a variable interest rate of Buenos Aires Deposits of Large Amount Rate (“BADLAR”) plus 1.75%.
(3)	Accrues interest at a variable interest rate of BADLAR plus 2%.

In connection with the issued Negotiable Obligations, YPF has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If

Back to Contents

the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s outstanding debt is subject to this kind of clauses.

The Shareholders’ meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this program shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued under the mentioned program the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. Additionally, on March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

h)	Benefit plans:

Defined – benefit obligations	2010	2009	2008

Net present value of obligations	130	93	117
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	(1)

Recognized net liabilities	130	93	116

Changes in the fair value of the defined-benefit obligations	2010	2009	2008

Liabilities at the beginning of the year	93	117	472
Settlement of obligations – Prudential (Note 2.e)	—	—	(319)
Translation differences	4	14	16
Service cost	—	—	1
Interest cost	7	8	10
Actuarial losses (gains)	21	(33)	16
Benefits paid, settlements and amendments	5	(13)	(79)

Liabilities at the end of the year	130	93	117

Changes in the fair value of the plan assets	2010	2009	2008

Fair value of assets at the beginning of the year	—	—	247
Settlement of obligations – Prudential (Note 2.e)	—	—	(242)
Employer and employees contributions	13	13	19
Benefits paid and settlements	(13)	(13)	(24)

Fair value of assets at the end of the year	—	—	—

Back to Contents

	(Expense) Income

Amounts recognized in the Statement of Income	2010	2009	2008

Service cost	—	—	(1)
Interest cost	(7)	(8)	(10)
Actuarial (losses) gains recognized in the year	(21)	33	—
(Losses) gains on settlements and amendments	(17)	—	29

Total recognized as other income (expenses), net (Note 3.i)	(45)	25	18

Actuarial assumptions	2010	2009	2008

Discount rate	4.7%	5.5%	6.2%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Health care cost trend

For measurement purposes, an 8.4% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2010. The rate is assumed to decrease by 0.3% each year until reaching 4.5% in 2024 and remain in that level thereafter.

Expected employer’s contributions and estimated future benefit payments for the remaining plans are:

		Other Benefits

	Pension Benefits	Gross Benefits Payments

Expected employer’s contributions for next year	2	11
Estimated future benefit payments are as follows:
2011	2	11
2012	2	11
2013	2	11
2014	2	11
2015 – 2019	7	45

i)	Other (expense) income, net:	(Expense) Income

		2010	2009	2008

	(Accrual) recovery for pending lawsuits and other claims	(138)	106	(104)
	Environmental remediation – YPF Holdings Inc.	(124)	(134)	(303)
	Insurance recovery	55	98	—
	Defined benefit pension plans and other postretirement benefits (Note 3.h)	(45)	25	18
	Miscellaneous	97	64	13

		(155)	159	(376)

Back to Contents

j)	Income tax:	2010		2009		2008

	Current income tax	(3,577)		(2,302)		(2,595)
	Deferred income tax	347		84		284

		(3,230	)(1)	(2,218	)(1)	(2,311	)(1)

(1)	Corresponds to income tax incurred in Argentina as of December 31, 2010, 2009 and 2008, respectively.

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2010, 2009, and 2008, is as follows:

	2010	2009	2008

Net income before income tax	9,020	5,907	6,212
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(3,157)	(2,067)	(2,174)
Permanent differences:
Income (loss) on long-term investments(2)	28	(3)	34
Income from tax free jurisdiction – Law N° 19,640 (Tierra del Fuego)	55	29	22
Tax amnesty – Law No. 26,476	—	(97)	—
Non taxable foreign source income	—	—	1
Miscellaneous	(60)	53	(2)
Increase of valuation allowance for temporary differences and tax loss and credit carryforwards(1)	(96)	(133)	(192)

	(3,230)	(2,218)	(2,311)

(1)	Relates to changes in circumstances and prospects that affect the future use of the temporary differences, tax loss and credit carryforwards.
(2)	The Company does not provide for income taxes on the unremitted earnings of equity method investees as it anticipates that they will be remitted in a tax free liquidation.

The breakdown of the net deferred tax liability as of December 31, 2010, 2009 and 2008, is as follows:

	2010	2009	2008

Deferred tax assets
Tax loss and credit carryforwards	1,352 (1)	1,154	1,050
Non deductible allowances and reserves and other liabilities	1,119	963	970
Miscellaneous	180	220	116

Total deferred tax assets	2,651	2,337	2,136

Deferred tax liabilities
Fixed assets	(1,230)	(1,445)	(1,495)
Miscellaneous	(24)	(10)	(85)
Total deferred tax liabilities	(1,254)	(1,455)	(1,580)
Valuation allowances	(1,688)	(1,520)	(1,278)

Net deferred tax liability	(291)	(638)	(722)

(1)	Tax loss and credit carryforwards will expire as follows: 1,246 after five years and 106 that carry forward indefinitely.

Back to Contents

As explained in Note 1.b, 2.c and 2.f, the Company has recorded a deferred income tax liability corresponding to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes.

k)	Net sales:	2010	2009	2008

	Sales	47,277	36,978	39,314
	Turnover tax	(1,204)	(835)	(795)
	Hydrocarbon export withholdings	(1,911)	(1,823)	(3,644)

		44,162	34,320	34,875

4.	CAPITAL STOCK

YPF’s subscribed capital as of December 31, 2010, 2009 and 2008 was 3,933 and was represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2010, Repsol YPF S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a approximately 79.81% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercise significant influence through a 15.46% shareholding. Additionally, Repsol YPF granted certain affiliated of PESA an option, which expires on February 21, 2012, to purchase from Repsol YPF up to an additional 10% of YPF’s outstanding capital stock.

Additionally, since September 2010, Repsol YPF has sold approximately 15.78% of YPF’s capital stock and granted an option to acquire from Repsol YPF additional shares representing 1.6% of the Company’s capital stock. As of the date of this annual report, Repsol YPF controlled approximately 68.23% of the Company’s capital stock and voting rights.

Repsol YPF and PESA have signed a shareholders’ agreement establishing, among other things, the adoption of a dividend policy to distribute 90% of the annual net income.

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

As of December 31, 2010, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2010, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A. and Central Dock Sud S.A. in an amount of approximately US$ 3 million and US$ 14 million, respectively. The corresponding loans have final maturity in 2011 and 2013, respectively.

Additionally, as of December 31, 2010, the Company has issued letters of credit in an amount of US$ 44 million to guarantee environmental obligations; and guarantees in an amount of approximately US$ 24 million to guarantee the enforcement of contracts from certain controlled companies.

Back to Contents

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2010, the main exploration and production joint ventures and other agreements in which YPF participates are the following:

Name and Location	Ownership Interest		Operator

Acambuco Salta	22.50%		Pan American Energy LLC
Aguada Pichana Neuquén	27.27%		Total Austral S.A.
Aguaragüe Salta	30.00%		Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%		Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.
Consorcio CNQ7/A La Pampa and Mendoza	50.00%		Petro Andina Resources Ltd. Sucursal Argentina
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobrás Energía S.A.
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%		YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

Additionally, Energía Argentina S.A. (“ENARSA”) and YPF have formed the joint venture “Proyecto GNL Escobar – Unión Transitoria de Empresas”, which aims to develop a project for storage, regasification and distribution of liquefied natural gas (LNG) in the surroundings of the distribution area in Buenos Aires, the main center of gas consumption, in order to optimize and increase the regasification capacity. As of the date of issuance of these financial statements, the project is under construction and is expected to start operations during the month of May 2011.

Additionally, certain YPF’s subsidiaries participate in exploration and production agreements in the Gulf of Mexico.

Furthermore, as of December 31, 2010, the Company tendered and resulted awarded, individually or associated with third parties, of exploration licenses in several areas.

Back to Contents

The assets and liabilities as of December 31, 2010, 2009 and 2008 and production costs of the joint ventures and other agreements for the years ended December 31, 2010, 2009 and 2008 included in the financial statements are as follows:

	2010	2009	2008

Current assets	321	272	256
Noncurrent assets	4,012	3,817	4,206

Total assets	4,333	4,089	4,462

Current liabilities	584	483	501
Noncurrent liabilities	854	641	541

Total liabilities	1,438	1,124	1,042

Production costs	2,476	2,049	1,685

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2010, 2009 and 2008 from transactions with jointly controlled companies, companies under significant influence, main shareholders and other related parties under their control are as follows:

	2010								2009								2008

	Trade receivables	Other receivables				Accounts payable	Loans		Trade receivables	Other receivables				Accounts payable	Loans		Trade receivables	Other receivables				Accounts payable	Loans

	Current	Current		Noncurrent		Current	Current	Noncurrent	Current	Current		Noncurrent		Current	Current	Noncurrent	Current	Current		Noncurrent		Current	Current	Noncurrent

Jointly controlled companies:
Profertil S.A.	14	1		—		40	—	—	5	1		—		6	—	—	4	2		—		2	—	—
Compañía Mega S.A. (“Mega”)	184	—		—		6	—	—	152	—		—		5	—	—	124	—		—		—	—	—
Refinería del Norte S.A. (“Refinor”)	29	10		—		6	—	—	43	—		—		16	—	—	70	—		—		4	—	—

	227	11		—		52	—	—	200	1		—		27	—	—	198	2		—		6	—	—

Companies under significant influence:	50	1	(1)	256	(1)	46	—	—	22	168	(1)	74	(1)	25	—	—	16	99	(1)	109	(1)	36	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	38		—		122	—	—	—	8		—		112	—	—	—	7		—		68	—	—
Repsol YPF Transporte y Trading S.A.	—	—		—		—	—	—	—	—		—		—	—	—	4	—		—		5	—	—
Repsol YPF Gas S.A.	34	1		—		4	—	—	35	3		—		2	—	—	22	2		—		1	—	—
Repsol YPF Brasil S.A.	—	5		—		—	—	—	7	—		—		—	—	—	13	2		—		—	—	—
Repsol International Finance B.V.	—	1		—		—	—	—	—	1		—		—	—	—	—	1		—		—	—	—
Repsol Netherlands Finance B.V.	—	—		—		—	400	—	—	—		—		—	766	380	—	—		—		—	13	1,036
Repsol YPF Venezuela S.A.	—	6		—		6	—	—	—	—		—		6	—	—	—	—		—		6	—	—
Repsol YPF Ecuador S.A.	—	6		—		5	—	—	—	—		—		4	—	—	—	—		—		4	—	—
Repsol Comercial S.A.C.	—	7		—		—	—	—	—	—		—		—	—	—	—	—		—		—	—	—
Repsol Exploración S.A.	—	12		—		8	—	—	—	—		—		9	—	—	—	—		—		8	—	—
Repsol YPF Bolivia S.A.	—	18		—		23	—	—	—	5		—		22	—	—	—	—		—		20	—	—
Repsol Butano S.A.	—	19		—		—	—	—	—	—		—		—	—	—	—	—		—		—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—		—		—	27	28	—	—		—		—	50	—	—	—		—		—	23	—
Nuevo Banco de Santa Fe S.A.	—	—		—		—	9	69	—	—		—		—	75	—	—	—		—		—	45	—
Others	28	26		—		43	22	—	17	6		—		42	21	—	53	65		—		12	13	—

	62	139		—		211	458	97	59	23		—		197	912	380	92	77		—		124	94	1,036

	339	151		256		309	458	97	281	192		74		249	912	380	306	178		109		166	94	1,036

(1)	Includes mainly 257, 234 and 200 with Central Dock Sud S.A. as of December 31, 2010, 2009 and 2008, respectively.

Back to Contents

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2010, 2009 and 2008, include the following:

	2010				2009				2008

	Sales	Purchases and services	Loans obtained (paid), net	Interests and Commissions gains (losses), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and Commissions gains (losses), net	Sales	Purchases and services	Loans (granted) collected, net	Loans obtained (paid), net	Interests gains (losses), net

Jointly controlled companies:
Profertil S.A.	46	117	—	—	29	71	—	—	20	83	—	—	—
Mega	787	36	—	—	622	20	—	—	900	11	—	—	—
Refinor	213	75	—	—	201	84	—	—	140	62	—	—	—

	1,046	228	—	—	852	175	—	—	1,060	156	—	—	—

Companies under significant influence:	187	208	(12)	12	116	194	(13)	12	82	168	(173)	—	11

Main shareholders and other related parties under their control:
Repsol YPF	31	14	—	(24)	—	35	—	—	—	26	—	—	—
Repsol YPF Transporte y Trading S.A.	2	—	—	—	—	4	—	—	737	1,123	—	—	—
Repsol YPF Brasil S.A.	53	—	—	—	96	—	—	—	158	—	1,103	—	3
Repsol YPF Gas S.A.	304	8	—	—	162	5	—	—	198	4	—	—	—
Repsol International Finance B.V.	—	—	—	—	—	—	—	—	—	—	1,437	—	28
Repsol Netherlands Finance B.V.	—	—	(793)	(20)	—	—	—	(51)	—	—	56	1,036	(20)
Repsol YPF Venezuela S.A.	6	—	—	—	—	—	—	—	—	—	—	—	—
Repsol YPF Ecuador S.A.	6	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Comercial S.A.C.	7	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Exploración S.A.	12	—	—	—	—	—	—	—	—	—	—	—	—
Repsol YPF Bolivia S.A.	18	—	—	—	—	—	—	—	—	—	—	—	—
Repsol Butano S.A.	19	—	—	—	—	—	—	—	—	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	(23)	—	—	—	27	—	—	—	—	23	—
Nuevo Banco de Santa Fe S.A.	1	—	3	(2)	—	—	30	(4)	—	—	—	45	(3)
Others	206	47	2	(5)	152	33	8	(1)	212	11	—	13	—

	665	69	(811)	(51)	410	77	65	(56)	1,305	1,164	2,596	1,117	8

	1,898	505	(823)	(39)	1,378	446	52	(44)	2,447	1,488	2,423	1,117	19

Back to Contents

8.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its reporting structure into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Year ended December 31, 2010
Net sales to unrelated parties	4,611	34,209	2,445	999	—	42,264
Net sales to related parties	981	917	—	—	—	1,898
Net intersegment sales	17,428	1,668	1,871	358	(21,325)	—

Net sales	23,020	36,794	4,316	1,357	(21,325)	44,162

Operating income (loss)	6,210	3,313	874	(952)	30	9,475
Income on long-term investments	69	10	—	—	—	79
Depreciation	4,497	551	105	120	—	5,273
Acquisitions of fixed assets	6,790	1,826	712	149	—	9,477
Assets	26,245	14,043	2,779	4,624	(1,102)	46,589

Year ended December 31, 2009
Net sales to unrelated parties	4,757	25,733	1,932	520	—	32,942
Net sales to related parties	751	627	—	—	—	1,378
Net intersegment sales	14,473	1,202	1,105	350	(17,130)	—

Net sales	19,981	27,562	3,037	870	(17,130)	34,320

Operating income (loss)	5,379	1,896	559	(820)	(15)	6,999
(Loss) income on long-term investments	(33)	24	—	—	—	(9)
Depreciation	4,073	527	121	111	—	4,832
Acquisitions of fixed assets	3,879	1,177	155	178	—	5,389
Assets	23,753	11,255	2,066	3,421	(748)	39,747

Year ended December 31, 2008
Net sales to unrelated parties	4,016	25,364	2,829	219	—	32,428
Net sales to related parties	939	1,508	—	—	—	2,447
Net intersegment sales	12,663	1,145	1,094	461	(15,363)	—

Net sales	17,618	28,017	3,923	680	(15,363)	34,875

Operating income (loss)	3,315	3,089	1,178	(815)	(102)	6,665
Income on long-term investments	77	20	—	—	—	97
Depreciation	4,111	467	119	78	—	4,775
Acquisitions of fixed assets	6,290	1,013	148	511	—	7,962
Assets	21,670	10,223	2,295	4,711	(481)	38,418

Export sales, net of withholdings taxes, for the years ended December 31, 2010, 2009 and 2008 were 5,678, 4,904 and 7,228, respectively. Export sales were mainly to the United States of America and Brazil.

Back to Contents

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

The amount charged to expense related to the mentioned Performance Bonus Programs was 133, 89 and 72 for the years ended December 31, 2010, 2009, and 2008, respectively.

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

The total charges recognized under the Retirement Plan amounted approximately 25, 15 and 13, for the years ended December 31, 2010, 2009 and 2008, respectively.

10.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of December 31, 2010, the Company has accrued 2,822 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

–	Natural gas market:

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas

Back to Contents

demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, and some of them, amongst which are included Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

On November 5, 2010, YPF, Edelnor and Electroandina entered into a settlement agreement by which YPF, without assuming events or rights, compensates them for an amount significantly lower than the amount originally claimed, and the parties agreed to solve their disputes under the arbitration that was in process, establishing: i) to terminate and resign to all actions, rights and claims related to the natural gas supply contract; and ii) to modify the terms of the natural gas supply contract, turning it into an interruptible commitment. On January 7, 2011, the Secretariat of Energy approved the said settlements.

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

Back to Contents

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint with ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. In YPF’s Management opinion, the claims received up to date will not have a material adverse effect on future results of operations.

Regarding this issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgas/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the Teoría de la Imprevisión available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

In addition, there are other claims in connection with the natural gas market in which YPF is party, which are not individually significant.

As of December 31, 2010, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

–	La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that the Company has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law N° 24,145.

Back to Contents

YPF has accrued the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, is recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon YPF’s response to the complaint. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint. In addition, other 34 judicial claims related to similar matters have been brought against YPF amounting to approximately 17. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

–	Environmental contingencies and other claims of YPF Holdings Inc.- a wholly owned subsidiary of YPF.

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

Back to Contents

liabilities relating to the business or activities of Chemicals prior to the selling date, September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

As of December 31, 2010, accruals for the environmental contingencies and other claims totaled approximately 586. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 58 as of December 31, 2010, in connection with such activities.

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

In addition:

–	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

–	The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities have agreed the allocations of costs associated with the RIFS, based on a number of considerations.

–	In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been hold, however, no agreement has been reached or is assured.

–	In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding

Back to Contents

additional work that might be required are underway. EPA has notified other companies in relation to the contamination of the Newark Bay. Tierra proposed that, for phase III of the Newark Bay RIFS, the cost sharing be on a per capita basis. As of the date of issuance of these financial statements, the parties are considering the proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above. Additionally, Tierra, acting on behalf of Occidental, is performing a separated RIFS to characterize sediment contamination and evaluate remediation, if necessary, in certain portions of the Hackensack River, the Arthur Kill River and the Kill van Kull River.

–	In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, besides to Occidental, alleging a contamination supposedly related to dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in September, 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February, 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. Resolution on these motions is still pending. DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs,” and is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages and, (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts. In October, 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion. Third-party defendants have also brought motions to dismiss, which have been rejected in January 2011. Some of the mentioned third-parties appealed the decision, and during March and April hearings will be conducted to solve these appeals. The next step in the case will be the preparation of a Trial Plan, which will set a schedule to follow, since the production of evidence until the trial. As of the date of issuance of these financial statements, it is not possible to determine when the first of the trials will take place.

Back to Contents

Simultaneously, a mediator prepared a work plan for an alternative dispute resolution process to be presented to the parties during the first quarter of 2011, but this process failed when the parties could not reach a consensus.

–	In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the legal and technical defects of the draft FFS to EPA, as did other interested parties. In light of these comments, EPA decided to initiate his review and informed that a revised remedy proposal will be forthcoming in September 2011. Tierra will respond to any further EPA proposal as may be appropriate at that time.

–	In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has declined to do so at this time, citing concerns with matters such as the FFS being revised by EPA as described above. In January 2008, the NOAA sent a letter to YPF, YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible parties (“PRP”). Such letters have been responded, rejecting the designation as PRP. In November 2008, Tierra and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement for one additional year, citing concerns arising from the Passaic River litigation.

–	In June 2008, the EPA, Occidental, and Tierra entered into an AOC, pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which is scheduled to begin in 2011, encompasses the removal of 40,000 cubic yards of sediments and is expected to be completed at the beginning of 2012. The second phase involves the removal of approximately 160,000 cubic yards of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the AOC, the EPA has required the constitution of a trust fund of US$ 80 million for the performance of the removal work. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of December 31, 2010, US$ 22 million has been funded (thereby reducing the accrual in a similar amount). An additional US$ 10 million must be contributed every six months, until the completion of the US$ 80 million. Notwithstanding, during 2010, letters of credit to provide financial assurance have been issued, in order to avoid the restriction of additional funds pursuant to the AOC. During the removal action, contaminants not produced by the former Diamond Alkali plant, such as PCBs and mercury, will necessarily be removed along with dioxin. Although having recognized the estimated costs related to all works mentioned above, YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of December 31, 2010, it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

Back to Contents

As of December 31, 2010, there are approximately 282 accrued, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, and the estimated costs related to the agreement, as well as certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently accrued.

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

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement for which Tierra will pay US$ 5 million and will perform remediation works in three sites, with a total cost of approximately US$ 2 million.

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

In March 2008, the DEP approved an interim response action work plan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. This Adjacent Property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to

Back to Contents

conduct a RIFS for the site. The parties have responded and are awaiting discussion with the EPA as to the scope of activities. At this time, it is unknown if work beyond what was agreed to with the DEP will be required.

As of December 31, 2010, there are approximately 96 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts will need to be accrued.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 59 as of December 31, 2010 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages, which could require future additional contributions. As of December 31, 2010, YPF Holdings Inc. has accrued 17 for its estimated share of future remediation activities associated with the Greens Bayou facility. Although the primary work was completed in 2009, some follow-up activities and operation and maintenance remain pending.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has accrued 6 as of December 31, 2010 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an AOC, Tierra (which is

Back to Contents

handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small. Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2010, YPF Holdings Inc. has accrued approximately 2 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2010, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

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

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current accruals for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.2 million. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgement includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of December 31, 2010 YPF Holdings Inc. has accrued approximately 1 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged

Back to Contents

that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007. The court decision was appealed by Maxus. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. Maxus is currently evaluating whether or not to appeal this decision. As of December 31, 2010, YPF Holdings Inc. has accrued 15 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accrues legal contingences and environmental situations that are probable and can be reasonably estimated.

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area,

Back to Contents

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

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”);

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata refinery requested: i) the cease of contamination and other harms they claim are attributable to the refinery; and ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous, including those of the refinery) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages in 52 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF.

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

Additionally, YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not

Back to Contents

consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages alleged by the plaintiff, if proved, might be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in “La Plata and Quilmes environmental claims”.

–	Hydrocarbon’s concessions – Provincial claims: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned Law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. As of the issuance date of these financial statements, YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters.

–	Claims related to the gas market and others:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Restrictions, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to the estimation of the Management, constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

–	Arbitration process initiated by Transportadora de Gas del Mercosur S.A. (“TGM”): YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Companhía de Gás do Estado do Río Grande do Sul (“Sulgás”) of the natural gas export contract.

Back to Contents

Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: i) that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and ii) that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, among others, is solved. On the same date, TGM submitted a similar request. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations

Back to Contents

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 321), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

–	Compañía Mega claim: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. Despite the fact that the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingencies.

–	Other claims. YPF has been subject to claims related to the lack of payment to employees who, according to the interpretation made by the plaintiffs, were entitled to wages for not being able to benefit from their time to rest while on duty. The labor authority has issued an arbitral award imposing on the Company the payment of the hours during which the employees were on duty as actually worked time. YPF has submitted a motion to declare the decision null, which has been rejected. Due to the foregoing, YPF has filed a lawsuit requesting the judge declared the administrative decision void as well as a preliminary injunction. As the said lawsuit was rejected, the Company has appealed that decision. On March 30, 2011, the court admitted the preliminary injunction and suspended the administrative proceedings. The amount of the claim is to be determined during the proceedings.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these financial statements, has considered them to be possible contingencies.

Additional information

–	Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Secretariat of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109 based on the interpretation that YPF had purportedly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

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

Back to Contents

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

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses. On August 12, 2008, the Appeal Court in Criminal Economic Matters rejected the statute of limitation argument opposed by YPF. Such decision was appealed by the Company. Upon the confirmation of the Antitrust Board’s decision given by the Chamber B, YPF has appealed that judgment by cassation and extraordinary appeals, because the Antitrust Board applied Law No. 22,262 and Chamber B applied Law No. 25,156. The latter mentioned rejected both appeals (cassation and extraordinary), consequently YPF presented complaint appeals against the cassation appeal, denied on December 18, 2008, and against the Extraordinary Appeal, denied on February 17, 2009. Regarding the administrative proceedings before the Antitrust Board, the evidence production period has ended, and on November 25, 2009, YPF presented its closing statement. On December 22, 2009, Chamber IV of the Court of Cassation rejected the appeal against the rejection of YPF’s statute of limitations argument by Chamber B of the National Court of Appeals in Criminal Economic Matters. The extraordinary appeal presented against this decision was denied on July 14, 2010. Furthermore, on December 21, 2009, YPF filed another claim concerning the statutes of limitations before the Antitrust Board. The Antitrust Board rejected the presentation. YPF appealed such decision requesting the intervention of Chamber B of the National Court of Appeals in Criminal Economic Matters, and presented its arguments on October 7, 2010. On December 22, 2010, YPF was notified that Chamber B had ruled in its favor, by revoking CNDC’s decision and ordering the termination of the proceedings. As of the issuance date of these financial statements the judgment is final.

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

In addition to the hydrocarbon wells abandonment legal obligations for 5,471 as of December 31, 2010, the Company has accrued 507 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or

Back to Contents

technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

c)	Contractual commitments and regulatory requirements:

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract.

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

–	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 10.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription.

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe restrictions to the producers’ availability of natural gas, as follows. By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will

Back to Contents

take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

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

–	Other regulatory requirements: In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the expiration or partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by Note No. 1,009/2006. All of this is connected with the export authorization given by Resolution No. 167/1997 of the Secretariat of Energy (80% of the maximum exportable quantities still remain).

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

Back to Contents

–	Agreements of extension of concessions: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years and until November 2027 the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

Additionally, in 2008 and 2009, the Company entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions the Company undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

d)	Operating leases:

As of December 31, 2010, the main lease contracts correspond to the rental of oil and gas production and drilling equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the year ended December 31, 2010, amounted to 1,210 and has been recognized in “Rental of real estate and equipment” and “Operation services and other service contracts”.

As of December 31, 2010, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	958	641	302	140	66	93

Back to Contents

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). The legal reserve is fully integrated amounting 2,243.

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

The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Notes 13 and 14 and principally relate to the items discussed in the following paragraphs:

a.	Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1.a. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each year.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Accounting Standard Codification (“ASC”) No. 830, “Foreign Currency translation” (“ASC No. 830”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2010, 2009 and 2008, prepared in accordance with Argentine GAAP by applying the procedures specified in ASC No. 830. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiaries and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of ASC No. 830. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.98, 3.80 and 3.45 to US$ 1, as of December 31, 2010, 2009 and 2008, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

Back to Contents

b.	Proportional consolidation

As discussed in Note 1, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, revenues, income, costs and expenses of investees and joint ventures in which joint control is held. Under U.S. GAAP these investees and joint ventures not engaged in oil and gas activities, are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 966, 965 and 804 in total assets and total liabilities as of December 31, 2010, 2009 and 2008, respectively, and an increase of 1,684, 1,433 and 1,770 in net sales and 609, 551, and 681 in operating income for the years ended December 31, 2010, 2009 and 2008, respectively.

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

Under U.S. GAAP, considering the characteristic of the Argentinean market, which are also affected by certain regulatory provisions, oil properties are grouped into a unique cash generating unit and gas properties are grouped by basin, considering logistics restrictions. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each group of assets is tested following the guidelines of ASC No. 360, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such group of assets with the expected undiscounted cash flow. If the book value exceeds the expected undiscounted cash flow, then the impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

There were no impairment charges under U.S. GAAP for the years ended December 31, 2010 and 2009. Additional impairment charges under U.S. GAAP amounted to 124 for the year ended December 31, 2008, and were included as operating income from continuing operations. The impairment recorded in year ended December 31, 2008, was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of the YPF’s Exploration and Production Business Segment.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 181, 173 and 119 for the years ended December 31, 2010, 2009 and 2008, respectively.

e.	Pension Plans

As displayed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits (“pension plans”).

Under Argentine GAAP, the Company fully recognized the underfunded status of pension plans as a liability. The actuarial losses were charged to the “Other (expense) income, net” account of the statement of income.

Back to Contents

Under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” codified into ASC No. 320. Under provisions of ASC No. 320 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of retired employees.

f.	Accounting for asset retirement obligations

ASC No. 410, “Accounting for Asset Retirement Obligations” (“ASC No. 410”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. ASC No. 410 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Measurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. The activity with respect to retirement obligations under US GAAP is detailed in Note 14.c.

Argentine GAAP is similar to ASC No. 410, except for a change in the discount rate which is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

g.	Consolidation of variable interest entities – Interpretation of ARB No. 51

Under Argentine GAAP consolidation is based on having the votes necessary to control corporate decisions (Note 1). Under US GAAP, ASC 810 “Consolidation”, as amended by ASU 2009-17, adopted a qualitative approach towards consolidation, which requires a reporting enterprise to have some economic exposure to a variable interest entity (“VIE”) along with the power to direct the activities that most significantly impact the economic performance of the VIE in order to consolidate such VIE.

Until May, 2008, YPF had operations with one VIE which had been created in order to structure YPF’s future deliveries of oil (“FOS transaction”).

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

In May 2008, YPF delivered the last barrels committed under the FOS transaction; consequently the transaction and the swap agreement expired. As of December 31, 2010, 2009 and 2008, no shareholder’s equity reconciliation adjustment is required.

The adoption of ASU 2009-17 as of December 31, 2010, did not have any impact in the Company’s financial statements as of such date.

Back to Contents

h.	Capitalization of financial expenses

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

The effect on net income and shareholders’ equity as of December 31, 2010, 2009 and 2008 is included in “Capitalization of financial expenses” in the reconciliation in Note 13.

The adjusted basis of fixed assets results in higher depreciation under U.S. GAAP of 80, 57 and 47 for the years ended December 31, 2010, 2009 and 2008, respectively.

i.	Receivables (ASC 310)

In July 2010, the FASB issued ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which became effective with the Company‘s reporting at December 31, 2010. This standard amends and expands disclosure requirements about the credit quality of financing receivables and the related allowance for credit losses. As a result of these amendments, companies are required to disaggregate, by portfolio segment or class of financing receivables, certain existing disclosures and provide certain new disclosures about financing receivables and related allowance for credit losses. Adoption of the standard did not have an impact on the Company’s existing disclosures.

Back to Contents

13.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2010, 2009 and 2008, and to shareholders’ equity as of December 31, 2010, 2009 and 2008, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2010	2009	2008

Net income according to Argentine GAAP	5,790	3,689	3,901
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1.a and 12.a)	450	537	725
Remeasurement into functional currency (Note 12.a)	(1,570)	(1,478)	(1,230)
Impairment of long-lived assets (Note 12.d)	181	173	(5)
Pension Plans (Note 12.e)	27	(40)	(79)
Asset Retirement Obligations (Note 12.f)	41	(114)	(55)
Consolidation of VIEs (Note 12.g)	—	—	35
Capitalization of financial expenses (Note 12.h)	(66)	(17)	(41)
Deferred income tax(1)	(167)	(145)	(237)

Net income in accordance with U.S. GAAP	4,686	2,605	3,014

Shareholders’ equity according to Argentine GAAP	19,040	17,701	18,973
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1.a and 12.a)	(2,491)	(2,941)	(3,478)
Remeasurement into functional currency and translation into reporting currency (Note 12.a)	9,875	10,265	9,150
Impairment of long-lived assets (Note 12.d)	(337)	(498)	(613)
Pension plans (Note 12.e)	—	—	(1)
Asset Retirement Obligations (Note 12.f)	(170)	(203)	(79)
Capitalization of financial expenses (Note 12.h)	141	199	197
Deferred income tax(1)	1,034	1,194	1,343

Shareholders’ equity in accordance with U.S. GAAP	27,092	25,717	25,492

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

Back to Contents

The summarized consolidated balance sheets as of December 31, 2010, 2009 and 2008, and consolidated statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

Summarized consolidated balance sheets	2010	2009	2008

Current assets	14,391	11,129	9,653
Fixed assets	35,189	32,781	31,954
Other noncurrent assets	4,173	2,634	2,644

Total assets	53,753	46,544	44,251

Current liabilities	16,996	11,870	10,900
Noncurrent liabilities	9,665	8,957	7,859
Shareholders’ equity	27,092	25,717	25,492

Total liabilities and shareholders’ equity	53,753	46,544	44,251

Summarized consolidated statements of income	2010	2009	2008

Net sales(1)	42,459	32,931	33,103
Operating income (Note 14.a)	7,690	4,385	5,230
Net income	4,686	2,605	3,014
Earnings per share, basic and diluted	11.91	6.62	7.66

(1)	Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

Summarized consolidated statements of cash flows	2010	2009	2008

Net cash flow provided by operating activities	12,776	9,303	13,497
Net cash flow used in investing activities	(8,520)	(5,566)	(6,958)
Net cash flow used in financing activities	(3,790)	(2,960)	(6,215)

Increase in cash and equivalents	466	777	324

Cash and equivalents at the beginning of years	1,808	977	610
Exchange differences from cash and equivalents	52	54	43

Cash and equivalents at the end of years	2,326	1,808	977

Cash and equivalents at the end of years are comprised as follows:

	2010	2009	2008

Cash(2)	518	563	384
Cash equivalents(1)(2)	1,808	1,245	593

Cash and equivalents at the end of years(2)	2,326	1,808	977

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

Back to Contents

The principal financing and investing transactions not affecting cash and equivalents consisted in increases in assets related to revisions in hydrocarbon well abandonment costs for the years ended December 31, 2010, 2009 and 2008 and the acquisitions during the years ended December 31, 2009 and 2008, of mineral property in connection with the extension of certain production concessions in the Province of Neuquén (Note 10.c), which was payable in installments through 2009 and 2010.

14.	ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income

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

Net income under U.S. GAAP as determined in Note 13 is approximately the same as comprehensive income as defined by ASC No. 220, “Reporting Comprehensive Income” (“ASC 220”) for all periods presented, except for the effect in the years 2010, 2009 and 2008 of the variations of the following items. The items included in Accumulated other comprehensive income as of December 31, 2010, 2009 and 2008, are as follows:

	2010	2009	2008

Effect arising from the translation into reporting currency(1)	21,699	20,532	18,046
Pension plans(2)	(74)	(41)	(72)

Comprehensive income at the end of years	21,625	20,491	17,974

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Assets retirement obligation

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

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year and under US GAAP, is as follows:

	2010	2009		2008

Aggregate assets retirement obligation, beginning of year	4,282	4,382		3,036
Translation effect	111	213		381
Revision in estimated cash flows	307	(667	)(1)	652
Obligations incurred	139	156		138
Accretion expense	380	397		264
Obligations settled	(145)	(199)		(89)

Aggregate assets retirement obligation, end of year	5,074	4,282		4,382

(1)	The effect is mainly attributable to the new timing estimation for the Company’s wells abandonment obligations taking into consideration the extension of concessions.

Back to Contents

d)	Fair Value Measurements

SFAS No. 157, Fair Value Measurements codified into ASC No. 820, defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC No. 820 does not mandate any new fair-value measurements and is applicable to assets and liabilities that are required to be recorded at fair value under other accounting pronouncements.

ASC No. 820 establishes three levels of the fair-value hierarchy based on the sources of the inputs used in the measurement of the fair value, which are described below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly.

Level 3: Unobservable inputs.

The initial application of SFAS No. 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (Level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets was 1,457, 653 and 187 as of December 31, 2010, 2009 and 2008, respectively and the related gains or losses from periodic measurement at fair value is immaterial to the Company’s financial statements.

As of December 31, 2010, 2009 and 2008, there were not non-financial assets or liabilities measured at fair value.

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

There were no unrecognized tax benefits as of December 31, 2010, 2009 and 2008.

Under Argentine tax regime, as of December 31, 2010, fiscal years 2003 through 2009 remain to examination by the Federal Administration of Public Revenues (“AFIP”).

15.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and accruals for contingencies.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

Back to Contents

a)	Fixed assets evolution

	2010

	Cost

Main account	Amounts at beginning of year	Net translation effect(5)	Increases		Net decreases, reclassifications and transfers		Amounts at the end of year

Land and buildings	3,206	—	17		162		3,385
Mineral property, wells and related equipment	61,501	14	936		4,079		66,530
Refinery equipment and petrochemical plants	10,847	—	7		588		11,442
Transportation equipment	1,973	—	9		15		1,997
Materials and equipment in warehouse	814	—	1,572		(1,069)		1,317
Drilling and work in progress	3,640	—	6,553		(4,619)		5,574
Exploratory drilling in progress	119	—	266		(137)		248
Furniture, fixtures and installations	884	—	9		48		941
Selling equipment	1,485	—	—		47		1,532
Other property	652	—	108		262		1,022

Total 2010	85,121	14	9,477	(2)	(624)	(1)	93,988

Total 2009	80,364	54	5,389	(2)(6)	(686)	(1)	85,121

Total 2008	73,060	56	7,962	(2)(6)	(714)	(1)	80,364

	2010								2009		2008

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases	Accumulated at the end of year	Net book value		Net book value		Net book value

Land and buildings	1,219	(16)		2%	79	1,282	2,103		1,987		1,345
Mineral property, wells and related equipment	45,162	(5)		(4)	4,442	49,599	16,931	(3)	16,339	(3)	16,442	(3)
Refinery equipment and petrochemical plants	7,102	(1)		4 - 10%	513	7,614	3,828		3,745		3,651
Transportation equipment	1,433	(10)		4 - 5%	65	1,488	509		540		573
Materials and equipment in warehouse	—	—		—	—	—	1,317		814		827
Drilling and work in progress	—	—		—	—	—	5,574		3,640		4,339
Exploratory drilling in progress	—	—		—	—	—	248		119		116
Furniture, fixtures and installations	674	—		10%	87	761	180		210		161
Selling equipment	1,176	(2)		10%	62	1,236	296		309		341
Other property	322	(8)		10%	25	339	683		330		278

Total 2010	57,088	(42	)(1)		5,273	62,319	31,669

Total 2009	52,291	(35	)(1)		4,832	57,088			28,033

Total 2008	47,579	(63	)(1)		4,775	52,291					28,073

(1)	Includes 10, 6 and 4 of net book value charged to fixed assets allowances for years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Includes 894, 176 and 444 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2010, 2009 and 2008, respectively.
(3)	Includes 1,072, 1,196 and 1,260 of mineral property as of December 31, 2010, 2009 and 2008, respectively.
(4)	Depreciation has been calculated according to the unit of production method.

Back to Contents

(5)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(6)	Includes 106 and 594 for the extension of certain exploitation concessions in the Province of Neuquén for the years ended December 31, 2009 and 2008, respectively (Note 10.c.).

b)	Investments in shares and holdings in companies under significant influence and other companies

	2010													2009		2008

						Information of the Issuer

	Description of the Securities								Last Financial Statements Available

Name and Issuer	Class	Face Value	Amount	Book Value		Cost(5)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock	Book Value		Book Value

Companies under significant influence:
Oleoductos del Valle S.A.	Common	$ 10	4,072,749	83	(1)(2)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	09/30/10	110	(10)	287	37.00%	84	(1)(2)	82	(1)(2)
Terminales Marítimas Patagónicas S.A.	Common	$ 10	476,034	47	(2)	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09/30/10	14	21	146	33.15%	45	(2)	43	(2)
Oiltanking Ebytem S.A.	Common	$ 10	351,167	32		4	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	09/30/10	12	8	105	30.00%	34		30
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$ 1	15,579,578	4(2)		—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7°, Buenos Aires, Argentina	06/30/10	156	2	94	10.00%	8	(2)	21	(2)
Central Dock Sud S.A.	Common	$ 0.01	2,827,694,307	—	(7)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/10	356	9	142	9.98% (4)	—	(7)	4	(2)
Gas Argentino S.A.(6)	Common	$ 1	126,808,862	66		338	Investment in Metrogas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09/30/10	280	(48)	144	45.33%	100		196
Inversora Dock Sud S.A.	Common	$ 1	103,501,823	89	(2)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	09/30/10	241	21	187	42.86%	82	(2)	104	(2)
Pluspetrol Energy S.A.	Common	$ 1	30,006,540	281	(2)	—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09/30/10	67	83	725	45.00%	240	(2)	258	(2)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$ 1	27,018,720	14	(2)	—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	09/30/10	76	(4)	39	36.00%	16	(2)	14	(2)
Other companies:
Others(3)	—	—	—	12		29	—	—	—	—	—	—	—	27		31

				628		610								636		783

(1)	Holding in shareholder’s equity, net of intercompany profits.
(2)	Holding in shareholder’s equity plus adjustments to conform to YPF accounting methods.
(3)	Includes Gasoducto del Pacífico (Cayman) Ltd. A&C Pipeline Holding Company. Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Gasoducto Oriental S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(4)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(5)	Cost net of cash dividends and stock redemption from long-term investments restated in accordance with Note 1.a.
(6)	On May 19, 2009, Gas Argentino S.A. (“GASA”) filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. The book value as of December 31, 2010, 2009 and 2008, is fully reserved.
(7)	As of December 31, 2010 and 2009, holding in negative sharehholders’ equity was disclosed in “Accounts payable” after adjustments in shareholders’ equity to comform to YPF accounting methods.

Back to Contents

c)	Allowances and accruals for contingencies

	2010					2009	2008

Account	Amount at Beginning of Year	Increases	Decreases	Transfers	Amount at End of Year	Amount at End of Year	Amount at End of Year

Deducted from current assets:
For doubtful trade receivables	413	144	90	—	467	413	417
For other doubtful accounts	94	1	2	—	93	94	134

	507	145	92	—	560	507	551

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	17	—	1	—	16	17	48
For reduction in value of holdings in long-term investments	125	—	46	—	79	125	221
For unproductive exploratory drilling	3	—	—	—	3	3	3
For obsolescence of materials and equipment	37	72	10	—	99	37	42

	182	72	57	—	197	182	314

Total deducted from assets, 2010	689	217	149	—	757

Total deducted from assets, 2009	865	162	338	—		689

Total deducted from assets, 2008	865	142	142	—			865

Accruals for losses – current:
For various specific contingencies	341	33	76	(3)	295	341	588

	341	33	76	(3)	295	341	588

Accruals for losses – noncurrent:
For pending lawsuits, environmental contingencies and various specific contingencies	1,959	1,277	712	3	2,527	1,959	1,857

	1,959	1,277	712	3	2,527	1,959	1,857

Total included in liabilities, 2010	2,300	1,310	788	—	2,822

Total included in liabilities, 2009	2,445	1,067	1,212	—		2,300

Total included in liabilities, 2008	2,319	870	744	—			2,445

Back to Contents

d)	Cost of sales

	2010	2009	2008

Inventories at beginning of year	3,066	3,449	2,573
Purchases for the year	9,631	5,873	8,547
Production costs (Note 15.f)	20,391	16,932	15,866
Holding gains (losses) on inventories	676	(11)	476
Inventories at end of year	(3,865)	(3,066)	(3,449)

Cost of sales	29,899	23,177	24,013

e)	Foreign currency assets and liabilities

Account	Foreign currency and amount			Exchange rate in pesos as of 12-31-10		Book value as of 12-31-10

	2008	2009	2010

Current Assets
Cash	US$ 44	US$ 102	US$ 84	3.94	(1)	332
Investments	US$ 165	US$ 163	US$ 439	3.94	(1)	1,728
Trade receivables	US$ 556	US$ 508	US$ 592	3.94	(1)	2,332
	€ 1	€ 1	€ 1	5.22	(1)	5
Other receivables	US$ 264	US$ 488	US$ 427	3.94	(1)	1,681
	€ 5	€ 3	€ 2	5.22	(1)	10

Total current assets						6,088

Noncurrent Assets
Investments	US$ 52	US$ 35	US$ 9	3.94	(1)	35
Other receivables	US$ 38	US$ 27	US$ 291	3.94	(1)	1,145

Total noncurrent assets						1,180

Total assets						7,268

Current Liabilities
Accounts payable	US$ 1,314	US$ 767	US$ 1,019	3.98	(2)	4,056
	€ 24	€ 27	€ 49	5.27	(2)	258
Loans	US$ 693	US$ 910	US$ 1,254	3.98	(2)	4,991
Salaries and social security	US$ 13	US$ 5	US$ 4	3.98	(2)	16
Taxes payable	US$ —	US$ —	US$ 2	3.98	(2)	8
Accruals for losses	US$ 108	US$ 64	US$ 53	3.98	(2)	212

Total current liabilities						9,541

Noncurrent Liabilities
Accounts payable	US$ 919	US$ 563	US$ 715	3.98	(2)	2,846
Loans	US$ 365	US$ 510	US$ 386	3.98	(2)	1,535
Salaries and social security	US$ 34	US$ 26	US$ 35	3.98	(2)	139
Accruals for losses	US$ 331	US$ 342	US$ 411	3.98	(2)	1,634

Total noncurrent liabilities						6,154

Total liabilities						15,695

(1)	Buying exchange rate.
(2)	Selling exchange rate.

Back to Contents

f)	Expenses incurred

	2010					2009	2008

	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total

Salaries and social security taxes	1,710	442	293	67	2,512	1,827	1,592
Fees and compensation for services	222	431	57	8	718	587	638
Other personnel expenses	488	97	26	12	623	494	520
Taxes, charges and contributions	351	46	555	—	952	755	712
Royalties and easements	2,970	—	8	11	2,989	2,545	2,418
Insurance	150	7	20	—	177	200	159
Rental of real estate and equipment	487	4	80	—	571	531	466
Survey expenses	—	—	—	98	98	54	186
Depreciation of fixed assets	5,036	108	129	—	5,273	4,832	4,775
Industrial inputs, consumable materials and supplies	825	8	59	3	895	696	676
Operation services and other service contracts	2,228	70	172	—	2,470	1,981	1,244
Preservation, repair and maintenance	2,955	38	78	13	3,084	2,315	2,471
Contractual commitments	411	—	—	—	411	139	61
Unproductive exploratory drillings	—	—	—	112	112	356	351
Transportation, products and charges	1,037	4	1,346	—	2,387	2,045	2,144
Allowance (recovery) for doubtful trade receivables	—	—	24	—	24	(11)	(12)
Publicity and advertising expenses	—	98	94	—	192	165	179
Fuel, gas, energy and miscellaneous	1,521	76	74	20	1,691	1,565	1,483

Total 2010	20,391	1,429	3,015	344	25,179

Total 2009	16,932	1,102	2,490	552		21,076

Total 2008	15,866	1,053	2,460	684			20,063

16.	RECENT EVENTS

On March 2, 2011, the Board of Director’s meeting, among other issues, proposed to the shareholders the creation of a statutory reserve for future dividends in the amount of 6,622 million, which will be subject to their consideration in the shareholder’s meeting to be held on April 26, 2011.

In April 2011, YPF entered into a Memorandum of Agreement to extend the term of the exploitation concessions identified below, which will become effective upon its approval, through the issuance of the corresponding executive decree, by the province of Mendoza. The Memorandum of Agreement between YPF and the province of Mendoza provides, inter alia, the following:

•	Concessions involved: el Portón, Barrancas, Cerro Fortunoso, el Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana.

Back to Contents

•	Exploitation concession terms, which were originally set to expire in 2017, are extended for a 10-year term; and

•	YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately of US$ 135 million, on the date specified in the Memorandum of Agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas affected by the Memorandum of Agreement; (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the Memorandum of Agreement, on the exploitation concessions affected by the Memorandum of Agreement; (iv) to contribute with US$ 16.2 million to a “Social Infrastructure Investment Fund” to satisfy community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities in certain government agencies of the province of Mendoza.

As of the date of the issuance of these financial statements, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statements.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is presented in accordance with ASC No. 932 “Extractive Activities – Oil and Gas”, as amended by ASU 2010 – 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008, according to oil and gas reporting requirements were updated (“SEC Final Rule”). Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves, the ability to include non-traditional resources in reserves, the use of new technology for determining reserves, and permitting disclosure of probable and possible reserves. The SEC required companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2010. Early adoption was not permitted. The Company adopted the new requirements effective December 31, 2009. This adoption did not have a material impact on the Company’s reported reserves evaluation, results of operations, financial position or cash flows (amounts expressed in millions of Argentine Pesos, except where otherwise indicated and prepared under Argentine GAAP).

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

Information on net proved reserves as of December 31, 2010 and 2009 was calculated in accordance with the SEC rules and FASB’s ASC 932 as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company, considering the realized prices for crude oils of such quality in the domestic market until 2011 (taking into account the effects of export taxes according to Law No. 26,217 which are enforceable until such year) and, for the following years, the Company considered

Back to Contents

the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2010 and 2009, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves. Information on net proved reserves as of December 31, 2008 was calculated using year-end prices and costs, respectively.

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

Technology used in establishing proved reserves additions in 2010

YPF’s estimated proved reserves as of December 31, 2010, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Back to Contents

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2010, 2009 and 2008, by hydrocarbon product.

	2010			2009			2008

Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated entities	(Millions of barrels)
At January 1,	537	536	1	580	579	1	623	617	6
Developed	429	428	1	451	450	1	460	460	—
Undeveloped	108	108	—	129	129	—	163	157	6
Revisions of previous estimates(1)	46	45	1	39	38	1	31	35	(4)
Extensions and discoveries	23	23	—	14	14	—	20	20	—
Improved recovery	32	32	—	15	15	—	21	21	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year(2)	(107)	(106)	(1)	(111)	(110)	(1)	(115)	(114)	(1)

At December 31(3),	531	530	1	537	536	1	580	579	1

Developed	404	403	1	429	428	1	451	450	1
Undeveloped	127	127	—	108	108	—	129	129	—
Equity –accounted entities
At January 1,	2	2	—	1	1	—	2	2	—
Developed	2	2	—	1	1	—	2	2	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates(1)	—	—	—	2	2	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year(2)	(1)	(1)	—	(1)	(1)	—	(1)	(1)	—

At December 31(3),	1	1	—	2	2	—	1	1	—

Developed	1	1	—	2	2	—	1	1	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2010			2009			2008

Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated and Equity –accounted entities	(Millions of barrels)
At January 1,
Developed	431	430	1	452	451	1	462	462	—
Undeveloped	108	108	—	129	129	—	163	157	6

Total	539	538	1	581	580	1	625	619	6

At December 31,
Developed	405	404	1	431	430	1	452	451	1
Undeveloped	127	127	—	108	108	—	129	129	—

Total	532	531	1	539	538	1	581	580	1

(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Oil production of consolidated entities for the years 2010, 2009 and 2008 includes an estimated approximately 13, 14 and 14, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantitally equivalent to a production or similar tax. Oil production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

Back to Contents

(3)	Proved oil reserves of consolidated entities as of December 31, 2010, 2009 and 2008 include an estimated approximately 66, 67 and 70, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

Back to Contents

	2010			2009			2008

Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated entities	(Billion of standard cubic feet)
At January 1,	2,672	2,670	2	3,099	3,096	3	3,708	3,702	6
Developed	2,102	2,100	2	2,219	2,216	3	2,441	2,438	3
Undeveloped	570	570	—	880	880	—	1,267	1,264	3
Revisions of previous estimates(1)	301	300	1	36	36	—	(134)	(132)	(2)
Extensions and discoveries	50	50	—	69	69	—	129	129	—
Improved recovery	1	1	—	1	1	—	3	3	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year(2)	(491)	(490)	(1)	(533)	(532)	(1)	(607)	(606)	(1)

At December 31(3),	2,533	2,531	2	2,672	2,670	2	3,099	3,096	3

Developed	1,948	1,946	2	2,102	2,100	2	2,219	2,216	3
Undeveloped	585	585	—	570	570	—	880	880	—
Equity –accounted entities
At January 1,	49	49	—	49	49	—	51	51	—
Developed	49	49	—	49	49	—	31	31	—
Undeveloped	—	—	—	—	—	—	20	20	—
Revisions of previous estimates(1)	14	14	—	17	17	—	16	16	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year(2)	(15)	(15)	—	(17)	(17)	—	(18)	(18)	—

At December 31(3),	48	48	—	49	49	—	49	49	—

Developed	48	48	—	49	49	—	49	49	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2010			2009			2008

Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated and Equity –accounted entities	(Billions of standard cubic feet)
At January 1,
Developed	2,151	2,149	2	2,268	2,265	3	2,472	2,469	3
Undeveloped	570	570	—	880	880	—	1,287	1,284	3

Total	2,721	2,719	2	3,148	3,145	3	3,759	3,753	6

At December 31,
Developed	1,996	1,994	2	2,151	2,149	2	2,268	2,265	3
Undeveloped	585	585	—	570	570	—	880	880	—

Total	2,581	2,579	2	2,721	2,719	2	3,148	3,145	3

(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas production of consolidated entities for the years 2010, 2009 and 2008 includes an estimated approximately 50, 56 and 69, respectively, of natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas reserves of consolidated entities as of December 31, 2010, 2009 and 2008 include an estimated approximately 257, 280 and 377, respectively, of natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

Back to Contents

	2010			2009			2008

Oil equivalent(1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated entities	(Millions of barrels of oil-equivalent)
At January 1,	1,014	1,012	2	1,133	1,131	2	1,282	1,275	7
Developed	803	801	2	847	845	2	894	894	—
Undeveloped	211	211	—	286	286	—	388	381	7
Revisions of previous estimates(2)	100	99	1	44	43	1	8	12	(4)
Extensions and discoveries	32	32	—	27	27	—	44	44	—
Improved recovery	32	32	—	15	15	—	22	22	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year(3)	(195)	(194)	(1)	(205)	(204)	(1)	(223)	(222)	(1)

At December 31(4),	982	981	1	1,014	1,012	2	1,133	1,131	2

Developed	751	750	1	803	801	2	847	845	2
Undeveloped	231	231	—	211	211	—	286	286	—
Equity –accounted entities
At January 1,	10	10	—	10	10	—	11	11	—
Developed	10	10	—	10	10	—	7	7	—
Undeveloped	—	—	—	—	—	—	4	4	—
Revisions of previous estimates(2)	3	3	—	3	3	—	3	3	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year(3)	(3)	(3)	—	(3)	(3)	—	(4)	(4)	—

At December 31(4),	10	10	—	10	10	—	10	10	—

Developed	10	10	—	10	10	—	10	10	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2010			2009			2008

Oil equivalent(1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated and Equity –accounted entities	(Millions of barrels of oil-equivalent)
At January 1,
Developed	813	811	2	857	855	2	901	901	—
Undeveloped	211	211	—	286	286	—	392	386	6

Total	1,024	1,022	2	1,143	1,141	2	1,293	1,287	6

At December 31,
Developed	761	760	1	813	811	2	857	855	2
Undeveloped	231	231	—	211	211	—	286	286	—

Total	992	991	1	1,024	1,022	2	1,143	1,141	2

(1)	Volumes of natural gas have been converted to barrels of oil-equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)	Barrel of oil-equivalent production of consolidated entities for the years 2010 , 2009 and 2008 includes an estimated approximately 22, 22 and 26, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

Back to Contents

(4)	Proved oil-equivalent reserves of consolidated entities as of December 31, 2010, 2009 and 2008 include an estimated approximately 110, 116 and 137, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

The paragraphs below explain in further detail the most significant changes in our reserves during 2010.

Changes in our estimated proved reserves during 2010

a)	Revisions of previous estimates:

During 2010, the Company’s proved reserves were revised upwards by 46 million barrels (“mmbbl”) of crude oil and 315 billion cubic feet (“bcf”) of natural gas.

The main revisions to proved reserves have been due to the following:

–	Liquids production (mainly oil and natural gas liquids) performed better than expected during 2010. As a result, approximately 45 mmbbl were added as proved developed reserves. The main additions to liquid reserves were from the: Los Perales, Loma La Lata, Chihuido de la Sierra Negra, Seco-León, El Trébol and CNQ 7A fields. In Acambuco, Desfiladero Bayo and Escalante areas a total of approximately 5 million barrels of oil equivalent (“mmboe”) where discounted from developed reserves due to poor production results.

–	A total of approximately 254 bcf were added as proved developed natural gas reserves as a result of better than expected production performance and revised forecast following new studies. This increase was mainly based on additions from the Aguada Pichana, San Roque, Loma La Lata, Magallanes, Ramos, Aguada Toledo – Sierra Barrosa and Paso Bardas Norte fields.

–	Due to the revision of development projects studies, approximately 25 mmboe of proved undeveloped reserves were added, mainly in the Piedras Negras – Señal Lomita, El Medanito, Octógono, Puesto Hernandez, Aguarague and Barranca Baya fields.

–	An addition of approximately 5 mmboe of proved reserves were achiveved as a result of successful workover activities performed in some areas, mainly in the Loma La Lata, Bajo del Piche and Aguarague fields.

–	The results of some of our development wells were below expectations in certain areas, resulting in a downward revision of approximately 9 mmboe of proved reserves, mainly in the Aguada Pichana, Loma La Lata, Manantiales Behr, Loma de La Mina and San Roque Fields.

–	Primarily as a consequence of the revision of development plans, there was a downward revision of approximately 10 mmboe of proved reserves which affected mainly in Los Perales, Loma La Lata, Loma de La Mina, San Roque and Manantiales Behr fields.

b)	Improved recovery

In the Golfo San Jorge basin approximately 14 mmbbl of proved oil reserves were added on account of the completion of technical/economic feasibility studies for new projects and the extension of current improved recovery projects. These additions were mainly obtained from the following areas and projects: Los Perales (Los Perales Central BIII, La Itala BI, El Huetel BIV), Manantiales Behr (Grmbeek II), Barranca Baya (CG Sur, CG Centro), Seco León (C. León O) and Lomas del Cuy (AP Sur).

In CNQ 7A (Jaguel Casa de Piedra, El Corcobo Norte, Puesto Pinto and Cerro Huanul Sur) , Desfiladero Bayo (Zona Norte Integral) and Señal Picada (Zona Norte II and Zona Este) fields and projects located in Neuquina and Mendoza basins, proved reserves increased by approximately 11 mmbbl on account of completion of feasibility studies for waterflooding projects

Back to Contents

A total of approximately 6 mmbbl of proved oil reserves have been added due to positive production response, new production and injection wells, and from workovers, performed as part of the improved recovery projects.

c)	Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 32 mmbbl of proved reserves (50 bcf of natural gas and 23 mmbbl of oil).

In the Loma La Lata field the drilling of 9 new wells in an unproved reserves area, and side-track work on an existing well contributed approximately 18 bcf proved natural gas reserves. In the Aguada Pichana field similar activity carried out with the drilling of 21 new wells in an unproved reserves area accounted for approximately 16 bcf of the total proved reserves additions related to extensions and discoveries.

As a result of the drilling activity at approximately 280 wells in unproved reserve areas, 16 mmbbl of proved oil reserves were added in the Manantiales Behr (approximately 5 mmbbl), El Medanito (approximately 2 mmbbl), Barranca Baya (approximately 2 mmbbl), Cañadón Yatel (approximately 2 mmbbl), CNQ7A, Escalante, Señal Picada and Seco León areas.

Back to Contents

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2010, 2009 and 2008:

	2010			2009			2008

Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment	65,236	943	66,179	60,304	844	61,148	56,452	716	57,168
Support equipment and facilities	2,160	—	2,160	1,492	—	1,492	1,505	—	1,505
Drilling and work in progress	2,268	—	2,268	1,744	—	1,744	2,341	—	2,341
Unproved oil and gas properties	559	73	632	400	79	479	384	53	437
Total capitalized costs	70,223	1,016	71,239	63,940	923	64,863	60,682	769	61,451
Accumulated depreciation and valuation allowances	(49,581)	(716)	(50,297)	(45,291)	(465)	(45,756)	(41,620)	(115)	(41,735)

Net capitalized costs	20,642	300	20,942	18,649	458	19,107	19,062	654	19,716

	2010			2009			2008

Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment	253	—	253	213	—	213	212	—	212
Support equipment and facilities	—	—	—	—	—	—	—	—	—
Drilling and work in progress	—	—	—	—	—	—	—	—	—
Unproved oil and gas properties	—	—	—	72	—	72	34	—	34

Total capitalized costs	253	—	253	285	—	285	246	—	246
Accumulated depreciation and valuation allowances	(188)	—	(188)	(181)	—	(181)	(169)	—	(169)

Net capitalized costs	65	—	65	104	—	104	77	—	77

Back to Contents

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2010, 2009 and 2008:

	2010			2009			2008

Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Acquisition of unproved properties	—	—	—	—	23	23	—	—	—
Exploration costs	481	80	561	567	19	586	631	71	702
Development costs	6,207	34	6,241	3,668	77	3,745	5,848	111	5,959

Total costs incurred	6,688	114	6,802	4,235	119	4,354	6,479	182	6,661

	2010			2009			2008

Company’s share in equity method investees’ costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Exploration costs	9	—	9	36	—	36	34	—	34
Development costs	4	—	4	3	—	3	2	—	2

Total costs incurred	13	—	13	39	—	39	36	—	36

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

	2010			2009			2008

Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	3,862	189	4,051	3,236	173	3,409	3,363	190	3,553
Net intersegment sales	17,853	—	17,853	14,823	—	14,823	12,576	—	12,576

Total net revenues	21,715	189	21,904	18,059	173	18,232	15,939	190	16,129
Production costs	(11,112)	(57)	(11,169)	(8,801)	(55)	(8,856)	(8,373)	(21)	(8,394)
Exploration expenses	(282)	(62)	(344)	(514)	(38)	(552)	(614)	(70)	(684)
Depreciation and expense for valuation allowances	(4,241)	(226)	(4,467)	(3,708)	(334)	(4,042)	(3,985)	(95)	(4,080)
Other	(360)	—	(360)	(422)	—	(422)	(275)	—	(275)

Pre-tax income (loss) from producing activities	5,720	(156)	5,564	4,614	(254)	4,360	2,692	4	2,696
Income tax expense	(2,008)	—	(2,008)	(1,730)	—	(1,730)	(1,030)	—	(1,030)

Results of oil and gas producing activities	3,712	(156)	3,556	2,884	(254)	2,630	1,662	4	1,666

Back to Contents

	2010			2009			2008

Company’s share in equity method investee’s results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	135	—	135	108	—	108	110	—	110
Net intersegment sales	16	—	16	20	—	20	11	—	11

Total net revenues	151	—	151	128	—	128	121	—	121
Production costs	(92)	—	(92)	(99)	—	(99)	(40)	—	(40)
Depreciation and expense for valuation allowances	(54)	—	(54)	(11)	—	(11)	(31)	—	(31)

Pre-tax income from producing activities	5	—	5	18	—	18	50	—	50
Income tax expense	(2)	—	(2)	(7)	—	(7)	(18)	—	(18)

Results of oil and gas producing activities	3	—	3	11	—	11	32	—	32

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. For the years ended December 31, 2010 and 2009 future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the prices used for reserves estimates as of December 31, 2010 and 2009, respectively (the “average price”). Accordingly, for the years ended December 31, 2010 and 2009, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company, considering the realized prices for crude oils of such quality in the domestic market until 2011 (taking into account the effects of export taxes according to Law No. 26,217 which are enforceable until such year) and for the following years, were considered the unweighted average prices of the first-day-of-the-month price for each month within the twelve-month periods ended December 31, 2010 and 2009, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company, for the following years. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the years ended December 31, 2010 and 2009 to determine its gas reserves. For the year ended December 31, 2008, future cash flows were calculated using year-end selling prices, adjusted in those instances where future sales were covered by contracts at specified prices.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantling and abandonment of wells, assuming yearend costs continue without consideration of future inflation. Future income taxes were determined by applying statutory rates to future cash inflows less future production costs and less tax depreciation of the properties involved. The present value was determined by applying a discount rate of 10% per year to the annual future net cash flows.

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 3.98, 3.80 and 3.45 to US$ 1, as of December 31, 2010, 2009 and 2008, respectively.

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

Back to Contents

	2010			2009			2008

Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows(1)	154,882	303	155,185	111,797	265	112,062	88,852	289	89,141
Future production costs	(54,026)	(172)	(54,198)	(41,430)	(139)	(41,569)	(39,449)	(144)	(39,593)
Future development costs	(16,999)	—	(16,999)	(13,793)	—	(13,793)	(11,753)	(4)	(11,757)
Future income tax expenses	(23,365)	(10)	(23,375)	(13,889)	(44)	(13,933)	(7,759)	(49)	(7,808)
10% annual discount for estimated timing of cash flows	(16,568)	(16)	(16,584)	(11,917)	(8)	(11,925)	(7,899)	(25)	(7,924)

Standardized measure of discounted future net cash flows	43,924	105	44,029	30,768	74	30,842	21,992	67	22,059

	2010			2009			2008

Company’s share in equity method investee’s standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows(1)	531	—	531	537	—	537	627	—	627
Future production costs	(144)	—	(144)	(145)	—	(145)	(121)	—	(121)
Future income tax expenses	(131)	—	(131)	(130)	—	(130)	(178)	—	(178)
10% annual discount for estimated timing of cash flows	(62)	—	(62)	(68)	—	(68)	(62)	—	(62)

Standardized measure of discounted future net cash flows	194	—	194	194	—	194	266	—	266

(1)	Future cash inflows are stated net of the impact of withholdings on exports until 2011, according to the provisions of Law No. 26,217.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008

	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees

Beginning of year	30,842	194	22,059	266	36,627
Sales and transfers, net of production costs	(10,703)	(106)	(9,600)	(169)	(11,353)
Net change in sales and transfer prices, net of future production costs	14,275	1	11,534	(83)	(25,502)
Changes in reserves and production rates (timing)	5,864	60	3,464	87	1,282
Net changes for extensions, discoveries and improved recovery	7,373	—	2,745	—	2,250
Changes in estimated future development and abandonment costs	(4,018)	5	(2,416)	(22)	(2,495)
Development costs incurred during the year that reduced future development costs	2,058	8	2,108	1	2,554
Accretion of discount	2,611	14	1,896	18	3,428
Net change in income taxes	(5,696)	10	(3,159)	69	11,732
Others	1,423	8	2,211	27	3,536

End of year	44,029	194	30,842	194	22,059