Form 20-F
period 2011-12-31
YPF SOCIEDAD ANONIMA
filed 2012-05-16
CIK 904851

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
Commission file number: 1-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
Republic of Argentina
(Jurisdiction of incorporation or organization)
Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)
Gabriel E. Leiva
Director of Administration
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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2011 was:

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

2

Back to Contents

3

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

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

References

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report, “YPF,” “the Company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this annual report, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2011, 2010 and 2009, YPF’s audited consolidated statements of income for the years ended December 31, 2011, 2010 and 2009, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2011, 2010 and 2009, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2011, 2010 and 2009, and the related notes thereto.

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

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes

Back to Contents

and the Company’s ability to satisfy our long-term sales commitments from future supplies available to the Company, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in our business strategy and operations as a result of the recent change of control over the Company and the implementation of the Expropriation Law, our ability to find partners or raise funding under our current control, the ability to maintain the Company’s concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information-Risk Factors” below and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

Oil and Gas Terms

Oil and gas reserves definitions used in this annual report are in accordance with Regulations S-X and S-K, as amended by the U.S. Securities and Exchange Commission’s (“SEC”) final rule, Modernization of Oil and Gas Reporting (Release Nos. 33-8995; 34-59192; FR-78; File No. S7-15-08; December 31, 2008) and relevant guidance notes and letters issued by the SEC’s Staff.

The reported reserves contained in this annual report include only our proved reserves and do not include probable reserves or possible reserves.

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

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for report purpose. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60ºF for temperature. All volume units expressed in this report are at surface conditions.

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

The financial data as of December 31, 2011, 2010 and 2009 and for the years then ended is derived from our Audited Consolidated Financial Statements, which are included in this annual report. The financial data as of and for the years ended December 31, 2008 and 2007 is derived from our audited financial statements as of December 31, 2009, 2008 and 2007 (the “Restated Audited Consolidated Financial Statements”), included in our report on Form 6-K furnished to the SEC on March 14, 2011 (SEC Accession No. 0001208646-11-000114), which are not included in this annual report. The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended included in this annual report reflects the effect of the restatement of our Argentine GAAP (as defined below) income tax expense, net income, earnings per ADS, accounts payable (when applicable), investments, other receivables, taxes payable and shareholders’ equity from the amounts originally presented to give retroactive effect to a change in Argentine GAAP introduced in 2010 requiring that a formerly off-balance sheet Ps.1,180 million as of December 31, 2009, deferred tax liability be recognized in our financial statements, which had the effect of increasing Argentine GAAP net income by Ps.203 million, Ps.261 million and Ps.290 million in 2009, 2008 and 2007, respectively, and decreasing shareholders’ equity by Ps 1,180 million, Ps.1,383 million and Ps.1,644 million at December 31, 2009, 2008 and 2007, respectively. Our net income and shareholders’ equity under U.S. GAAP were unaffected by this change in Argentine GAAP. For a discussion of this change, see Note 1(b) to our Audited Consolidated Financial Statements. Our audited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 12, 13 and 14 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2011, 2010 and 2009 and for the years then ended.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolution No. 26 on the “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)”. Such resolution was approved by the CNV through General Resolution No. 562/09 on December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 17,811. Compliance with such rules is mandatory for YPF for the fiscal year beginning on January 1, 2012, with transition date of January 1, 2011. Disclosures concerning the transition from Argentine GAAP to IFRS are provided in Note 16 to our Audited Consolidated Financial Statements. As a result of YPF’s transition from Argentine GAAP to IFRS, which is mandatory for YPF for the fiscal year beginning on January 1, 2012, in future filings we will present financial information prepared in accordance with IFRS as issued by the IASB. Accordingly, we will no longer include a reconciliation to U.S. GAAP.

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2011 have been translated into U.S. dollars at the exchange rate quoted

Back to Contents

by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on December 31, 2011 of Ps.4.30 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by Central Bank on May 11, 2012 was Ps.4.44 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

Law No. 26,741, which was passed by the Argentine Congress on May 3, 2012 (the “Expropriation Law”), among other matters provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The expropriated shares, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the temporary intervention of YPF (the “Intervention”) for a period of thirty (30) days (which is expected to be extended up to our next Shareholders meeting to be held on June 4, 2012), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing fuel provision and the satisfaction of the country’s needs and guaranteeing that the goals of the Expropriation Law, are met. See “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government-The Expropriation Law.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to Julio M. De Vido (the “Intervenor”). On May 7, 2012, through Decree No. 676/2012 of the National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. See “Item 6. Directors, Senior Management and Employees-Management of the Company under the Intervention.” Our next general shareholders’ meeting, expected to be held on June 4, 2012, will appoint the new members of our Board of Directors. Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The information contained in this annual report for the three years ended December 31, 2011 has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 21, 2012, despite the fact that our Class A shareholder, the Argentine federal government, voted against such financial statements. Following the passage of the Expropriation Law, the Argentine federal government has taken control over the Company (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”) and the shareholders’ meeting which had been called to approve our Audited Consolidated Financial Statements has been postponed until further notice. In furtherance of Decree No. 530/12, the Intervenor has approved the preparation and filing of this annual report with the aim of securing the continuity of the Company’s business and the preservation of its assets and capital based on the Audited Consolidated Financial Statements and internal reports existing as of the date prior to the Intervention, whose content has been ratified exclusively by the Company’s business areas and departments as of the date of this annual report.

In addition, certain of our concessions in Argentina have recently been revoked by the relevant authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. See “—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings-Argentina-Non-accrued, possible contingencies-Concessions on Hydrocarbon zones - Provincial claims.” Depending on the outcome of the legal action brought by YPF to challenge these revocations and the negotiations initiated by the Intervenor and its delegates with the relevant provincial authorities, our past performance may not be indicative of future trends or results of the Company and the reserves and production amounts set forth in this annual report could be substantially reduced.

Back to Contents

	As of and for Year Ended December 31,

	2011	2011	2010	2009(1)	2008(1)	2007(1)

	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)(5)
Net sales(3)(4)	13,185	56,697	44,162	34,320	34,875	29,104
Gross profit	3,434	14,765	14,263	11,143	10,862	10,104
Administrative expenses	(443)	(1,905)	(1,429)	(1,102)	(1,053)	(805)
Selling expenses	(866)	(3,723)	(3,015)	(2,490)	(2,460)	(2,120)
Exploration expenses	(133)	(574)	(344)	(552)	(684)	(522)
Operating income	1,992	8,563	9,475	6,999	6,665	6,657
Income/(Loss) on long-term investments	21	92	79	(9)	97	48
Other (expense)/income, net	(14)	(62)	(155)	159	(376)	(439)
Interest expense	(255)	(1,095)	(931)	(958)	(492)	(292)
Other financial income/(expense) and holding gains/(losses), net	174	748	552	(284)	318	810
Income from sale of long-term investments	—	—	—	—	—	5
Reversal/(impairment) of other current assets	—	—	—	—	—	69
Income before income tax	1,918	8,246	9,020	5,907	6,212	6,858
Income tax	(686)	(2,950)	(3,230)	(2,218)	(2,311)	(2,482)
Net income	1,232	5,296	5,790	3,689	3,901	4,376
Earnings per share and per ADS(6)	3.13	13.47	14.72	9.38	9.92	11.13
Dividends per share and per ADS(6) (in pesos)	n.a.	14.15	11.30	12.45	23.61	6.00
Dividends per share and per ADS(6)(7) (in U.S. dollars)	n.a.	3.39	2.88	3.31	7.37	1.93
U.S. GAAP
Net sales	12,648	54,385	42,459	32,931	33,103	27,746
Operating income	1,546	6,650	7,690	4,385	5,230	5,176
Net income	1,095	4,707	4,686	2,605	3,014	3,325
Earnings per share and per ADS(6)) (in pesos)	n.a.	11.97	11.91	6.62	7.66	8.45
Consolidated Balance Sheet Data:
Argentine GAAP(2)(5)
Cash	209	899	570	669	391	196
Working capital	(1,792)	(7,707)	(4,299)	(2,086)	(2,758)	4,077
Total assets	12,883	55,399	46,589	39,747	38,418	37,468
Total debt(8)	2,969	12,767	7,789	6,819	4,479	994
Shareholders’ equity(9)	4,357	18,735	19,040	17,701	18,973	24,416
U.S. GAAP
Total assets	14,952	64,292	53,753	46,544	44,251	40,746
Shareholders’ equity	6,602	28,390	27,092	25,717	25,492	29,067
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,271	5,466	5,273	4,832	4,775	4,139
Cash used in fixed asset acquisitions	2,858	12,289	8,729	5,636	7,035	6,163

(1)	As restated.
(2)	The consolidated financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1(a) to the Audited Consolidated Financial Statements.
(3)	Includes Ps.2,312 million for the year ended December 31, 2011, Ps.1,684 million for the year ended December 31, 2010, Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008 and Ps.1,350 million for the year ended December 31, 2007 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties.

Back to Contents

(4)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Audited Consolidated Financial Statements.
(5)	Argentine GAAP income tax expense, net income, earnings per ADS, accounts payable (when applicable), investments, other receivables, taxes payable and shareholders’ equity at and for the years ended December 31, 2009, 2008 and 2007 have been restated to give retroactive effect to a change in Argentine GAAP introduced in 2010 requiring that a formerly off-balance sheet Ps.1,180 million deferred tax liability as of December 31, 2009, be recognized in our financial statements. This change had the effect of decreasing Argentine GAAP income tax expense and increasing Argentine GAAP net income by Ps.203 million, Ps.261 million and Ps.290 million in 2009, 2008 and 2007, respectively, and decreasing shareholders’ equity by Ps.1,180 million, Ps.1,383 million and Ps.1,644 million at December 31, 2009, 2008 and 2007, respectively. Our net income and shareholders’ equity under U.S. GAAP were unaffected by this change in Argentine GAAP. For a discussion of this change, see Note 1(b) to our Audited Consolidated Financial Statements.
(6)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(7)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment.
(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.4,654 million as of December 31, 2011, Ps.1,613 million as of December 31, 2010, Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008 and Ps.523 million as of December 31, 2007.
(9)	Our subscribed capital as of December 31, 2011 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law (Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2013 by Law 26,729, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average	Period End

	(pesos per U.S. dollar)
Year ended December 31,
2007	3.05	3.18	3.12(1)	3.15
2008	3.01	3.45	3.18(1)	3.45
2009	3.45	3.85	3.75(1)	3.80
2010	3.79	3.99	3.92(1)	3.98
2011	3.97	4.30	4.15(1)	4.30
Month
November 2011	4.24	4.28	4.26	4.28
December 2011	4.28	4.30	4.29	4.30
January 2012	4.30	4.34	4.32	4.34
February 2012	4.33	4.36	4.35	4.36
March 2012	4.34	4.38	4.36	4.38
April 2012	4.38	4.42	4.40	4.42
May 2012(2)	4.43	4.44	4.43	4.44

Source: Central Bank
(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through May 11, 2012.

Back to Contents

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

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Since January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization (including the transfer of funds to pay dividends). In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. In June 2005, the government established new regulations on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days. Under the exchange regulations currently in force, restrictions exist in respect of the repatriation of funds or investments by non-Argentine residents. For instance, subject only to limited exceptions, the repatriation by non-Argentine residents of funds received as a result of the sale of the Class D shares in the secondary market is subject to a limit of U.S.$500,000 per person per calendar month. In order to repatriate such funds abroad, non-Argentine residents also are required to demonstrate that the funds used to make the investment in the Class D shares were transferred to Argentina at least 365 days before the proposed repatriation. The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent that such dividend payments are made in connection with audited financial statements and are approved by a shareholders’ meeting.

In recent months, additional foreign exchange regulations have been imposed to purchases of foreign currency and transfers of foreign currency abroad. Such regulations include the requirement for financial institutions to inform in advance and obtain approval from the Argentine Central Bank with respect to any foreign exchange transaction to be entered into through the foreign exchange market. See “—Risk Factors—Risks Relating to Argentina—We are subject to exchange and capital controls.”

Back to Contents

Risk Factors

Risks Relating to Argentina

The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law

The Expropriation Law, which was passed by Congress on May 3, 2012, provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The expropriated shares, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. Moreover, pursuant to the Expropriation Law, each of the Argentine provinces receiving expropriated shares must enter a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In addition, the Argentine federal government is the sole holder of our Class A shares and the federal government and certain provincial governments are the holders of our Class B shares. See “—Risks Relating to Our Class D Shares and ADSs—Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock.” Consequently, the federal government and the governments of Argentine provinces will be able to determine substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors, and will be able to direct our operations and will be able to cause or prevent a change in our control.

Moreover, the Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

On April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the Intervention of YPF for a period of thirty (30) days (which is expected to be extended up to our next Shareholders meeting to be held on June 4, 2012). See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 6. Directors, Senior Management and Employees-Management of the Company under the Intervention.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to the Intervenor. On May 7, 2012, through Decree No. 676/2012 of the National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. Our next general shareholders’ meeting, expected to be held on June 4, 2012, will appoint the new members of our Board of Directors. Thirteen members of our senior management are suspended in their functions during the Intervention of the Company. We expect that the new Board of Directors to be appointed by our next general shareholders’ meeting, expected to be held on June 4, 2012, confirm them or replace them by appointing new senior managers.

The information contained in this annual report for the three years ended December 31, 2011 has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 21, 2012, despite the fact that our Class A shareholder, the Argentine federal government, voted against such financial statements. Following the passage of the Expropriation Law, the Argentine federal government has taken control over the Company (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”) and the shareholders’ meeting which had been called to approve our Audited Consolidated Financial Statements has been postponed until further notice. In furtherance of Decree No. 530/12, the Intervenor has approved the preparation and filing of this annual report with the aim of securing the continuity of the Company’s business and the preservation of its assets and capital based on the Audited Consolidated Financial Statements and internal reports existing as of the date prior to the Intervention, whose content has been ratified exclusively by the Company’s business areas and departments as of the date of this annual report.

Back to Contents

A significant portion of our outstanding financial indebtedness contains covenants that prohibit a change in the control of the Company or a nationalization event and we may be required to repay some or all of our outstanding debt

A significant portion of our financial debt, totaling approximately U.S.$1,600 million as of the date of this annual report (U.S.$2,000 million as of December 31, 2011), provides that certain changes in control and/or nationalization events with respect to us may constitute an event of default. In addition, our outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt having changes in control and/or nationalization events provisions goes into default or is accelerated. While as of the date of this annual report we have not received any default notification or debt acceleration request, we may be required to repay some or all of our outstanding debt as a result of the passage of the Expropriation Law. Our management is actively pursuing formal waivers from the corresponding financial creditors. In case those waivers are not obtained and immediate repayment is required, the Company could face short-term liquidity problems. However Management expects that in such case it could obtain financing from several sources, including the Company’s operating cash flows and available credit lines. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.”

Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions

As of May 14, 2012, the provinces of Chubut, Santa Cruz, Mendoza, Salta, Río Negro and Neuquén had publicly announced that they would be terminating certain of our concessions there due to the Company’s alleged failure to made adequate investments in exploration and production in those areas. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions revoked in 2012 totaled approximately Ps.283 million as of December 31, 2011 (0.51% of our total assets as of such date), had a production of approximately 13.5 mmboe in 2011 (7.6% of our production in 2011) and had proved reserves totaling approximately 88.3 mmboe as of December 31, 2011 (8.8% of our total proved reserves as of such date). Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions whose revocation is currently being evaluated by the relevant authorities totaled approximately Ps.3,654 million as of December 31, 2011 (6.6% of our total assets as of such date), had a production of approximately 22.9 mmboe in 2011 (12.87% of our production in 2011) and had proved reserves totaling approximately 129.7 mmboe as of December 31, 2011 (12.92% of our total proved reserves as of such date). In addition, prior to the passage of the Expropriation Law, the provincial government of Santa Cruz stated that it may withdraw additional of the Company's concessions.

The Company has alleged that the revocation of these concessions was inappropriate. The Company has taken legal action to seek to prevent the termination of these concessions and management plans to continue to take such steps as necessary. See “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones - Provincial claim.” In addition, following the passage of the Expropriation Law, the Intervenor and its delegates have initiated negotiations with the relevant provincial authorities so that the revocations and intimations referred to above are withdrawn. The governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of this annual report, we have not been notified of the withdrawal of any of these revocations or intimations. There can be no assurance that the Company will prevail in these proceedings or negotiations or that additional concessions will not be revoked by these or additional provinces. The termination of the concessions identified above would have a material adverse effect on our reserves, production and earnings. Accordingly, oil and gas information presented in this annual report as of and for the year ended December 31, 2011 may not be indicative of our current operations or of our oil and gas information as of and for the year ending December 31, 2012.

Our business is largely dependent upon economic conditions in Argentina

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, Argentina’s gross domestic product, or GDP, grew at an average annual real rate of approximately 8.5% from 2003 to 2008,

Back to Contents

although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 and 2011, growing at an annual real rate of approximately 9%, according to preliminary official data. No assurances can be given that the current rate of growth will continue in 2012 or subsequent years or that the economy will not contract. Increased rates of inflation in Argentina could increase our costs of operation, in particular labor costs, and may negatively impact our results of operations and financial condition. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions.” If economic conditions in Argentina were to deteriorate, it would likely have an adverse effect on our financial condition and results of operations.

Our domestic operations are subject to extensive regulation

The oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•	limitations on our ability to pass higher domestic taxes, increases in production costs, or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers);

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	restrictions on imports of products which could affect our ability to meet our delivery commitments or growth plans, as the case may be; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

The Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. More recently, the Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government-The Expropriation Law.” See “—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.” Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.”

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

Back to Contents

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

During 2012, the Argentine authorities have adopted a number of measures that have adversely affected our operations, including the revocation of certain of our concessions (see “—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions”), the temporary suspension of the benefits granted under the “Refining Plus” and “Petroleum Plus” programs (the effects of which extend to benefits accrued and not yet redeemed by YPF at the time of such suspension) and the implementation of a new procedure on jet fuel prices charged to certain domestic companies and fuel prices charged to public bus transportation companies (though the effects of the resolution relating to the fuel prices charged to public bus transportation companies have been temporarily suspended, see “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, possible contingencies—CNDC investigation”).

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. For additional information on domestic pricing for our products, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.” We cannot assure you that we will be able to increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which each of YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport (whose price had previously tracked international prices) at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of this measure are Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral - Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC.

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

During the last several years, the Argentine authorities have adopted a number of measures that have resulted in restrictions on exports of natural gas from Argentina. Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events that relieve us from any contingent liability for the failure to comply with our contractual obligations, although no assurance can be given that this position will prevail.

Back to Contents

See “Item 4. Information on the Company—Exploration and Production—Delivery commitments-Natural gas supply contracts,” “Item 4. Information on the Company—Exploration and Production-The Argentine natural gas market,” and “Item 8. Financial Information—Legal Proceedings.”

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

The implementation of new export duties and other taxes could adversely affect our results

Since 2002, new duties have been implemented on exports, and have been progressively increased over the years. Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, amended the export duties on crude oil and other crude derivative products imposed in previous years. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

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

As a result of the aforementioned export tax increases, we may be and, in certain cases, have already been forced to seek the renegotiation of export contracts which had previously been authorized by the Argentine government. We cannot provide assurances that we will be able to renegotiate such contracts on terms acceptable to us.

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

Back to Contents

has fluctuated significantly in the past and may do so in the future. We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect our business.

We are subject to exchange and capital controls

In 2001 and 2002, as a result of the economic crisis, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Decree No. 1722/2011, of October 26, 2011, reestablished Decree No. 2581/64 and requires oil and gas companies (including YPF), among other entities, to repatriate 100% of their foreign currency export receivables. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency.” In recent months, additional foreign exchange restrictions have been imposed which restrict purchases of foreign currency and transfers of foreign currency abroad. Such restrictions include the requirement for financial institutions to inform in advance and obtain approval from the Argentine Central Bank with respect to any foreign exchange transaction to be entered into through the foreign exchange market. There can be no assurances regarding future modifications to exchange and capital controls. Exchange and capital controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

Our access to international capital markets and the market price of our shares are influenced by the perception of risk in Argentina and other emerging economies.

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

Moreover, recent regulatory and policy developments in Argentina, including the passage of the Expropriation Law and the revocation of certain of our concessions, have led to considerable volatility in the market price of our shares and ADSs. YPF’s share price has declined by approximately 50% since January 1, 2012. See “—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.” These developments may have a material adverse effect on our ability to raise capital and the trading values of our securities. In addition, the recent downgrades in our credit ratings by Moody’s and Fitch Ratings could further impair our capacity to raise capital in the international capital markets, in terms of access and cost, and limit the range of counterparties willing to enter into transactions with us.

A significant portion of our financial debt, totaling approximately U.S.$1,600 million as of the date of this annual report (U.S.$2,000 million as of December 31, 2011), provides that certain changes in control and/or nationalization events with respect to us may constitute an event of default. In addition, our outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt having changes in control and/or nationalization events provisions goes into default or is accelerated. While as of the date of this annual report we have not received any default notification or debt acceleration request, we may be required to repay some or all of our outstanding debt as a result of the passage of the Expropriation Law. Our management is actively pursuing formal waivers from the corresponding financial creditors. In case those waivers are not obtained and immediate repayment is required, the Company could face short-term liquidity problems. However Management expects that in such case it could obtain financing from several sources, including the Company’s operating cash flows and available credit lines.

We may not be able to pay, maintain or increase dividends

Our ability to pay, maintain or increase dividends is based on many factors, including but not limited to the dividend amount distributed in respect of the previous financial year, our net income, anticipated levels of capital expenditures and expected levels of growth. A change in any such factor could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year. Prior to the passage of the Expropriation Law, the Argentine government made repeated public statements that YPF has paid too much of

Back to Contents

its earnings in dividends and requested the Company to withhold dividend payments for 2010 and 2011 and invest the related funds in exploration and production activities in Argentina. In this context, in March 2012, our Board of Directors decided not to pay a cash dividend but rather offer a scrip dividend with respect to 2011 and remaining undistributed prior years’ earnings. This proposal as well as our accounting documentation corresponding to Fiscal Year Nº 35, ended December 31, 2011, are expected to be evaluated by our shareholders. On April 23, 2012 the Intervention of the Company has decided to suspend, until further notice, the call notice of the General Ordinary Shareholders’ Meeting to be held on April 25, 2012, in order to guarantee the normality of the meeting and protect the interests of the Company and its shareholders and the transparency in the market. The agenda for that meeting includes the evaluation of our accounting documentation corresponding to Fiscal Year Nº 35. We expect that the new members of our Board of Directors to be appointed at the General Ordinary Shareholders’ Meeting of June 4, 2012 lift the aforementioned suspension. Our ability to pay cash dividend, irrespective of the level of our earnings, is uncertain in the current environment, including as a result of the passage of the Expropriation Law, and we may not pay cash dividends for the short term. See “—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.”

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

Our reserves and production are likely to decline

Argentina’s oil and gas fields are mature and our reserves and production are likely to decline as reserves are depleted. While our efforts to replace reserves have allowed us to increase our proved reserves by 2.1% during 2011 after declining by 3.1% in 2010, our production has continued to decline in 2011 (production declined by approximately 8.4% and 5.7% in 2011 and 2010, respectively, on a boe basis). We are engaged in efforts to mitigate declines in our reserves and production by adding reserves through technological enhancements aimed at improving our recovery factors as well as through deepwater offshore exploration and development of tight gas. These efforts are subject to material risks and may prove unsuccessful due to risks inherent to the oil and gas industry.

In addition, in 2012, our reserves and production have been affected by the revocation of certain of our concessions in Argentina by the relevant provincial authorities. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions revoked in 2012 totaled approximately Ps.283 million as of December 31, 2011 (0.51% of our total assets as of such date), had a production of approximately 13.5 mmboe in 2011 (7.6% of our production in 2011) and had proved reserves totaling approximately 88.3 mmboe as of December 31, 2011 (8.8% of our total proved reserves as of such date). In addition, the revocation of other concessions in Argentina is currently being evaluated by the relevant provincial authorities. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions whose revocation is currently being evaluated by the relevant authorities totaled approximately Ps.3,654 million as of December 31, 2011 (6.6% of our total assets as of such date), had a production of approximately 22.9 mmboe in 2011 (12.87% of our production in 2011) and had proved reserves totaling approximately 129.7 mmboe as of December 31, 2011 (12.92% of our total proved reserves as of such date). In addition, prior to the passage of the Expropriation Law, the provincial government of Santa Cruz stated that it may withdraw additional of the Company's concessions. See “—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones—Provincial claims.” While we have initiated legal action to protect our interests and the Intervenor and its delegates are in negotiations with the relevant provincial authorities, we cannot provide assurances that such action or negotiations will be successful or that additional concessions beyond those currently identified will not be revoked. In addition, the governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of this annual report, we have not been notified of the withdrawal of any of these revocations or intimations. Accordingly, oil and

Back to Contents

gas information presented in this annual report as of and for the year ended December 31, 2011 may not be indicative of our current operations or of our oil and gas information as of and for the year ending December 31, 2012.

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

We may not have sufficient insurance to cover all the operating hazards that we are subject to

As discussed under “—The oil and gas industry is subject to particular economic and operational risks” and “—We may incur significant costs and liabilities related to environmental, health and safety matters,” our exploration and production operations are subject to extensive economic, operational, regulatory and legal risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events. See “Item 4. Information on the Company—Insurance.” In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future. If we experience an incident against which we are not insured, or

Back to Contents

the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. The expiration of part of our concessions occurs in 2017. We cannot provide assurances that these concessions will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions. The termination of, or failure to obtain the extension of, a concession or permit, our its revocation, could have a material adverse effect on our business and results of operations. See “—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions.”

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

We may incur significant costs and liabilities related to environmental, health and safety matters

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information?Legal Proceedings,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.” Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes. If adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

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

We could be subject to organized labor action

Although we consider our current relations with our workforce to be good, our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes in recent years. See “Item 5. Operating and Financing Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions.”

Risks Relating to Our Class D Shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or anticipated results of operations and financial condition; speculation over the impact of the Expropriation Law in our business and operations, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. In addition, recent regulatory and policy developments in Argentina, including the passage of the Expropriation Law and the revocation of certain of our concessions, have led to considerable volatility in the market price of our shares and ADSs. YPF’s share price has declined by approximately 50% since January 1, 2012. These developments, as well as concerns about the implementation of new measures or decisions which further adversely affect our interests, may have a material adverse effect on the trading values of our securities.

We are currently not in compliance with NYSE continued listing requirements regarding our Audit Committee and are at risk of being delisted from the NYSE

Since the passage of Decree No. 530/12 of the National Executive Power, which provides for the Intervention of YPF, all powers, duties and responsibilities of the Audit Committee of the Company have been transferred to the government-appointed Intervenor. See “Item 6. Directors, Senior Management and Employees-Management of the Company under the Intervention” and “Item 6. Directors, Senior Management and Employees-The Audit Committee.” Accordingly, since April 16, 2012, the Company no longer has an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. If we fail to cure this deficiency, NYSE rules provide that the NYSE may initiate suspension and delisting procedures with respect to our securities. The delisting of our ADSs would require any trading in these securities to occur in the over-the-counter market and could adversely affect the market prices and liquidity of the markets for these securities. If our ADSs are delisted from the NYSE, there may be a limited market for our ADSs, trading in our ADSs may become more difficult and the price of our ADSs could decrease even further. Specifically, you may not be able to resell your

Back to Contents

ADSs at or above the price you paid for such ADSs or at all. In addition, if our ADSs are delisted, our ability to raise additional capital would likely be impaired.

Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock

Under our by-laws, the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including a merger, an acquisition that results in the purchaser holding 15% or more of our capital stock or an acquisition that results in the purchaser holding a majority of our capital stock, requiring consequently the approval of the National State (the holder of our Class A share) for such decisions.

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

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs

Argentine law currently permits the government to impose temporary restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Although the transfer of funds abroad in order to pay dividends currently does not require Central Bank approval, restrictions on the movement of capital to and from Argentina may, if imposed, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad. The Argentine government has recently tightened U.S. dollar exchange regulations.

Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible for any reason, including regulations of the type described in the preceding paragraph, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

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

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs

The Petersen Group owns ADSs representing approximately 25.46% of our capital stock. In addition, as described in greater detail under “Item 7. Major Shareholders and Related Party Transactions—Registration Rights and Related Agreements,” we have filed and undertaken to maintain an effective shelf registration statement for the benefit of the lenders under the senior secured term loan facility provided to Petersen Energía to enable it to enter into the Petersen Transaction (as defined in “Item 7. Major Shareholders and Related Party Transactions”). The lenders under the senior secured term loan facility, upon the acceleration of such facility following the occurrence and continuation of an event of default under such facility, will be able to freely sell up to approximately 25% of our outstanding capital stock under the shelf registration statement. Sales of a substantial number of Class D shares or ADSs by the Petersen Group, such lenders or any other present or future significant shareholder, or the anticipation of such sales, could decrease the trading price of our Class D shares and the ADSs. See “Item 7. Major Shareholders

Back to Contents

and Related Party Transactions.” The Petersen Group’s ability to service its indebtedness under the senior secured term loan facility may be substantially adversely affected by our inability to pay cash dividends.

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

In addition to the limitations referred to above, the Company has been recently notified of the preliminary injunction granted by a First Instance Labor Court in Tierra del Fuego Province, which provides for the temporal suspension of the exercise of the voting and economic rights attached to 45,215,888 of our ADSs. See “Item 10. Additional Information—Capital Stock.”

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

Back to Contents

dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and the ADSs as measured in U.S. dollars.

Back to Contents

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

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2011, we had consolidated net sales of Ps.56,697 million (U.S.$13,185 million) and consolidated net income of Ps.5,296 million (U.S.$1,232 million).

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

Since 1999 and until the passage of the Expropriation Law (Law No. 26,741), we were controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock, which was exercised in May 2011.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The expropriated shares, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “Item 3. Key Information—Risk Factors-Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law,” “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the Intervention of YPF for a period of thirty (30) days (which is expected to be extended up to our next Shareholders meeting to be held on June 4, 2012), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law, are met. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to the Intervenor. On May 7, 2012, through Decree No. 676/2012 of the

Back to Contents

National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. Our next general shareholders’ meeting, expected to be held on June 4, 2012, will appoint the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees-Management of the Company under the Intervention.” Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The information contained in this annual report for the three years ended December 31, 2011 has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 21, 2012, despite the fact that our Class A shareholder, the Argentine federal government, voted against such financial statements. Following the passage of the Expropriation Law, the Argentine federal government has taken control over the Company (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”) and the shareholders’ meeting which had been called to approve our Audited Consolidated Financial Statements has been postponed until further notice. In furtherance of Decree No. 530/12, the Intervenor has approved the preparation and filing of this annual report with the aim of securing the continuity of the Company’s business and the preservation of its assets and capital based on the Audited Consolidated Financial Statements and internal reports existing as of the date prior to the Intervention, whose content has been ratified exclusively by the Company’s business areas and departments as of the date of this annual report.

In addition, certain of our concessions in Argentina have recently been revoked by the relevant authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones—Provincial claims.” Depending on the outcome of the legal action brought by YPF to challenge these revocations and the negotiations initiated by the Intervenor and its delegates with the relevant provincial authorities, our past performance may not be indicative of future trends or results of the Company and the reserves and production amounts set forth in this annual report could be substantially reduced.

Upstream Operations

•	As of December 31, 2011, we held interests in more than 90 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 37% of its total natural gas production, including natural gas liquids, in 2011, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2011, of approximately 585 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,361 bcf of gas, representing aggregate reserves of approximately 1,004 mmboe.

•	In 2011, we produced approximately 100 mmbbl of oil (274 mbbl/d), including condensates and natural gas liquids, and approximately 441 bcf of gas (1,208 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2011 consisted of 1,557 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this annual report.

Back to Contents

YPF, S.A. (Argentina)
99.91%
A-EVANGELISTA S.A. (Argentina)
50%
PROFERTIL S.A. (Argentina)
45%
PLUSPETROL ENERGY S.A. (Argentina)
38%
COMPAÑÍA MEGA S.A. (Argentina)
42.86%
INVERSORA DOCK SUD S.A. (Argentina)
100%
YPF HOLDINGS INC. (USA)
50%
REFINERIA DEL NORTE S.A. (Argentina)
30%
OILTANKING EBYTEM S.A. (Argentina)
37%
OLEODUCTOS DEL VALLE S.A. (Argentina)
10%
GASODUCTO DEL PACÍFICO (Argentina)
69.83%
9.98%
CENTRAL DOCK SUD S.A. (Argentina)
99.99%
YPF INTERNATIONAL S.A. (Bolivia)
99.99%
OPERADORA DE ESTACIONES DE SERVICIOS S.A. (Argentina)
36%
OLEODUCTO TRASANDINO S.A. (Argentina)
33.15%
TERMINALES MARITIMAS PATAGÓNICAS S.A. (Argentina)

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2011.

Back to Contents

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital investments, expenditures and divestitures.”

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Central and South America, based on 2010 production, according to the 2010 edition of the BP Statistical Review of World Energy, published in June 2011.

Back to Contents

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges.

After declining during the economic crisis of 2001 and 2002, Argentina’s gross domestic product, or GDP, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 and 2011, growing at an annual real rate of approximately 9%, according to preliminary official data. Driven by this economic expansion and stable domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of approximately 4.7% and 2.8%, respectively, during the period 2003-2010, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2011 its net imports of diesel amounted to approximately 1,995 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been in general substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products less profitable. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are engaged in efforts to operate our refineries near their capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

On May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

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

Back to Contents

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

On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. On May 3, 2011, PEISA exercised an option to acquire from Repsol YPF shares or ADSs representing 10.0% of our capital stock and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The expropriated shares, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.” As of the date of this annual report, the transfer of the expropriated shares between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which expropriated shares are allocated must enter a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the Intervention of YPF for a period of thirty (30) days (which is expected to be extended up to our next Shareholders meeting to be held on June 4, 2012), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law, are met. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to the Intervenor. On May 7, 2012, through Decree No. 676/2012 of the National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. Our next general shareholders’ meeting, expected to be held on June 4, 2012, will appoint the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention.” Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company.

Back to Contents

Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

In addition, certain of our concessions in Argentina have recently been revoked by the relevant authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. See “Item 3. Key Information-Risk Factors-Risks Relating to Argentina-Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones—Provincial claims.” Depending on the outcome of the legal action brought by YPF to challenge these revocations and the negotiations initiated by the Intervenor and its delegates with the relevant provincial authorities, our past performance may not be indicative of future trends or results of the Company and the reserves and production amounts set forth in this annual report could be substantially reduced.

Business Organization

We currently conduct our business according to the following organization:

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

Substantially all of our operations, properties and customers are located in Argentina. However, we carry out exploration activities in the United States and Guyana, and hold an interest in a producing field in the United States and in two exploratory areas in Uruguay (see “—Exploration and Production—Principal properties—International properties”). Additionally, we market lubricants and specialties in Brazil and Chile and carry out some construction activities related to the oil and gas industry in Uruguay, Bolivia, Brazil and Peru, through our 100% owned company A-Evangelista S.A. and its subsidiaries.

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2011, 2010 and 2009:

	For the Year Ended December 31,

	2011	2010	2009

	(in millions of pesos)
Net Sales(1)
Exploration and Production(2)
To unrelated parties	3,814	4,611	4,757
To related parties	1,166	981	751

Back to Contents

	For the Year Ended December 31,

	2011	2010	2009

	(in millions of pesos)
Intersegment sales and fees(3)	20,129	17,428	14,473

Total Exploration and Production	25,109	23,020	19,981
Refining and Marketing(4)
To unrelated parties	46,774	34,209	25,733
To related parties	1,004	917	627
Intersegment sales and fees	1,766	1,668	1,202

Total Refining and Marketing	49,544	36,794	27,562
Chemicals
To unrelated parties	2,632	2,445	1,932
Intersegment sales and fees	2,188	1,871	1,105

Total Chemicals	4,820	4,316	3,037
Corporate and Other
To unrelated parties	1,307	999	520
Intersegment sales and fees	651	358	350

Total Corporate and Others	1,958	1,357	870
Less intersegment sales and fees	(24,734)	(21,325)	(17,130)

Total net sales(5)	56,697	44,162	34,320

Operating Income (Loss)
Exploration and Production	4,977	6,210	5,379
Refining and Marketing	3,649	3,313	1,896
Chemicals	1,451	874	559
Corporate and Other	(1,383)	(952)	(820)
Consolidation adjustments	(131)	30	(15)

Total operating income	8,563	9,475	6,999

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or severance tax, are accounted for as a cost of production and are not deducted in determining net sales. See “-Exploration and Production-Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices established by us, which generally seek to approximate Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.6,770 million, Ps.5,678 million and Ps.4,904 million, for the years ended December 31, 2011, 2010 and 2009, respectively. The export sales were mainly to Chile and Brazil.

Exploration and Production

Principal properties

Our production is concentrated in Argentina and our domestic operations are subject to numerous risks. See “Item 3. Key Information—Risk Factors.” Certain provinces in Argentina have recently requested YPF to submit statements of discharge in relation to the Company’s alleged breach of its investment obligations with respect to

Back to Contents

certain concessions. As of the date of this annual report, certain of these concessions have been revoked by the relevant authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions revoked in 2012 totaled approximately Ps.283 million as of December 31, 2011 (0.51% of our total assets as of such date), had a production of approximately 13.5 mmboe in 2011 (7.6% of our production in 2011) and had proved reserves totaling approximately 88.3 mmboe as of December 31, 2011 (8.8% of our total proved reserves as of such date). Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions whose revocation is currently being evaluated by the relevant authorities totaled approximately Ps.3,654 million as of December 31, 2011 (6.6% of our total assets as of such date), had a production of approximately 22.9 mmboe in 2011 (12.87% of our production in 2011) and had proved reserves totaling approximately 129.7 mmboe as of December 31, 2011 (12.92% of our total proved reserves as of such date). In addition, prior to the passage of the Expropriation Law, the provincial government of Santa Cruz stated that it may withdraw additional of the Company's concessions. The Company has initiated legal action to challenge these revocations. In addition, following the passage of the Expropriation Law, the Intervenor and its delegates have initiated negotiations with the relevant provincial authorities so that the revocations and intimations referred to above are withdrawn. The governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of this annual report, we have not been notified of the withdrawal of any of these revocations or intimations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones—Provincial claims.”

In addition, on May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. Its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. There may be changes in our business strategy and operations as a result of the Expropriation Law or otherwise resulting from the ongoing changes in our management. See “Item 3. Key Information—Risk Factors-Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law” and “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The following table sets forth information with regard to YPF’s developed and undeveloped acreage by geographic area as of December 31, 2011:

	At December 31, 2011

	Developed(1)		Undeveloped(2)

	Gross(3)	Net(4)	Gross(3)	Net(4)

	(thousands of acres)
South America	1,494	1,108	50,521	28,707
Argentina	1,494	1,108	42,520	23,419
Rest of South America(5)	—	—	8,001	5,288
North America(6)	17	3	282	160

Total	1,511	1,111	50,803	28,867

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which YPF owns a working interest.
(4)	“Net” acreage equals gross acreage after deducting third party interests.
(5)	Relates to Guyana, Uruguay and Paraguay. In the case of Paraguay, YPF’s undeveloped acreage totaled 3,825 thousand acres as of December 31, 2011 and was related to a prospecting permit granted to YPF by Resolution 1703 of the Ministry

Back to Contents

of Public Works and Communications of Paraguay (Ministerio de Obras Públicas y Comunicaciones). The permit will expire on September 16, 2012, prior to which date YPF will have to communicate to the Directorate of Hydrocarbons of Paraguay its decision to extend for one year the referred permit, convert the related area into an exploration block or leave the area.
(6)	Relates only to the United States.

As of December 31, 2011, none of our exploratory undeveloped acreage corresponded to exploration permits which will expire in 2012 in accordance with Law 17,319. However, as a result of the expiration in 2012 of the first, second or third exploration terms of certain of our exploration permits, we will be required to relinquish a fixed portion of the acreage related to each such expiring permit, as set forth in Law 17,319, as long as exploitable quantities of oil or gas are not discovered in such areas (in which case we may seek to obtain a declaration of their commercial viability from the relevant authorities, and the related areas would then be subject to exploitation concessions). Provided no such discoveries are made in 2012, we will be required to relinquish approximately 1.9 thousand square kilometers of exploratory undeveloped acreage (approximately 2.6% of our 73 thousand square kilometers of net exploratory undeveloped acreage as of December 31, 2011) during 2012. We are entitled to decide, according to our best interest, which portions of each of the exploration permits to keep, within the required relinquishment percentage. Therefore, the areas to be relinquished consist usually of acreage were drilling has not been successful and that are considered non-core lease acreage.

We do not have any material undeveloped acreage related to our production concessions expiring in the near term.

Additionally, as of May 14, 2012, the provinces of Chubut, Santa Cruz, Mendoza, Salta, Río Negro and Neuquén had publicly announced that they would be terminating certain of our concessions there due to the Company’s alleged failure to made adequate investments in exploration and production in those areas. Net acreage related to the concessions revoked in 2012 totaled approximately 259 thousands of acres as of December 31, 2011. Net acreage related to the concessions whose revocation is currently being evaluated by the relevant authorities totaled approximately 2,231 thousands of acres as of December 31, 2011.

Argentine properties

Argentina is the second largest gas and fourth largest oil producing nation in Central and South America according to the 2010 edition of the BP Statistical Review of World Energy, published in June 2011. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of the date of this annual report, a total of 24 sedimentary basins have been identified in the country, according to the “Plan Exploratorio Argentina” (Argentina Exploratory Plan) described below. Six of these are combined onshore/offshore and three are entirely offshore. Argentina’s total onshore acreage is composed of approximately 408 million acres, and total offshore acreage consists of 194 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the country’s estimated 602 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and the Noroeste basin in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for our activities in Argentina.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2011:

	Wells(1)(2)(3)

	Oil		Gas

Basin	Gross	Net	Gross	Net

Onshore	11,559	9,818	828	529
Neuquina	3,620	3,050	681	466
Golfo San Jorge	6,975	6,119	37	37
Cuyana	797	700	—	—

Back to Contents

	Wells(1)(2)(3)

	Oil		Gas

Basin	Gross	Net	Gross	Net

Noroeste	30	9	57	14
Austral	137	41	53	12
Offshore	—	—	8	4

Total	11,559	9,919	836	533

(1)	In addition to productive oil and gas wells located in Argentina, we have interests in oil wells located in the United States (7 gross wells and 1 net well, as of December 31, 2011).
(2)	A “gross well” is a well in which YPF owns a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.
(3)	Gross and net wells include one oil well and three gas wells with multiple completions.

The table below provides certain information with respect to our net working interests in our principal oil and gas fields in Argentina at December 31, 2011, all of which are mature:

		Production 2011		Proved Reserves as of December 31, 2011

Areas(1)	Interest %	Oil (mbbl)	Gas (mmcf)	Oil (mbbl)	Gas (mmcf)	BOE (mboe)	Basin / Location	Development Stage of the area

Loma La Lata	100%	14,870	182,496	78,813	1,083,583	271,793	Neuquina	Mature Field
Los Perales(2)	100%	4,364	9,377	38,140	55,288	47,987	Golfo San Jorge	Mature Field
San Roque	34%	2,735	39,684	11,032	178,514	42,824	Neuquina	Mature Field
Chihuido La Salina	100%	4,569	13,921	19,604	80,733	33,982	Neuquina	Mature Field
El Portón	100%	2,612	15,362	12,902	112,673	32,968	Neuquina	Mature Field
Chihuido Sierra Negra	100%	6,523	1,702	28,616	8,838	30,190	Neuquina	Mature Field
Seco León(3)	100%	3,302	3,007	24,758	13,161	27,102	Golfo San Jorge	Mature Field
Barranca Baya(3)	100%	3,103	644	26,088	4,759	26,935	Golfo San Jorge	Mature Field
Puesto Hernández	79%	3,036	—	26,731	—	26,731	Neuquina	Mature Field
Acambuco	22%	371	16,994	2,296	135,226	26,379	Noroeste	Mature Field
Manantiales Behr(3)	100%	6,841	4,467	22,815	10,717	24,723	Golfo San Jorge	Mature Field
Aguada Toledo – Sierra Barrosa	100%	824	26,932	7,966	89,942	23,984	Neuquina	Mature Field
Vizcacheras	100%	2,937	437	22,396	3,176	22,962	Cuyana	Mature Field
CNQ 7A	50%	4,493	—	22,361	—	22,361	Neuquina	Mature Field
Magallanes	56%	361	5,364	4,137	97,204	21,449	Austral	Mature Field
Barrancas	100%	2,065	114	20,167	1,057	20,356	Cuyana	Mature Field
La Ventana Central	(4)	1,498	177	19,429	2,776	19,924	Cuyana	Mature Field
Cerro Fortunoso	100%	1,657	—	18,848	—	18,848	Neuquina	Mature Field
Desfiladero Bayo	100%	2,897	126	18,094	1,578	18,375	Neuquina	Mature Field
Aguada Pichana	27%	1,986	33,021	4,166	77,985	18,055	Neuquina	Mature Field
Tierra del Fuego	30%	784	14,989	3,482	74,951	16,830	Austral	Mature Field
Chihuido La Salina Sur	100%	1,473	10,611	5,777	40,318	12,957	Neuquina	Mature Field
Lomas del Cuy(3)	100%	2,024	630	11,627	6,528	12,790	Golfo San Jorge	Mature Field

Back to Contents

(1)	Exploitation areas.
(2)	The concession relating to this area has been revoked by the relevant authorities. See “Item 3. Key Information—Risk Factors-Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”
(3)	The revocation of the concession relating to this area is currently being evaluated by the relevant authorities. See “Item 3. Key Information-Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings-Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”
(4)	69.6% for crude oil and 60% for natural gas liquids and natural gas.

As of December 31, 2011, approximately 82% of our proved crude oil reserves in Argentina were concentrated in the Neuquina (48%) and Golfo San Jorge (34%) basins, and approximately 94% of our proved gas reserves in Argentina were concentrated in the Neuquina (76%), Noroeste (11%) and Austral (7%) basins.

As of December 31, 2011, YPF held 141 exploration permits and production concessions in Argentina. YPF directly operates 103 of them, including 43 exploration permits and 60 production concessions.

•	Exploration permits. As of December 31, 2011, YPF held 48 exploration permits in Argentina, 44 of which were onshore exploration permits and four of which were offshore exploration permits. YPF had 100% ownership of three onshore permits, and its participating interests in the rest varied between 40% and 90%. YPF had 100% ownership of one offshore permit, and its participating interests in the rest varied between 30% and 35%.

•	Production concessions. As of December 31, 2011, YPF had 93 production concessions in Argentina. YPF had a 100% ownership interest in 54 production concessions, and its participating interests in the remaining 39 production concessions varied between 12.2% and 98%. As of the date of this annual report, 7 of these production concessions have been revoked by the relevant authorities, and the revocation of 21 of these production concessions is currently being evaluated by the relevant authorities.

Our production declines in recent periods are attributable mainly to the continuing maturity of our fields, although work stoppages and pipeline issues have on occasion also contributed to production declines and capital project delays. During the year 2011, a series of labor and community conflicts resulted in lost production of approximately 9.6 mmboe in areas we operate.

Joint ventures and contractual arrangements in Argentina.

As of December 31, 2011, we participated in 44 exploration and 27 production joint ventures and contractual arrangements (24 of which were not operated by YPF) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 12.2% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2011, see Note 6 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts. The concession relating to one of our joint ventures was terminated by the authorities of Chubut. While we have initiated legal action to challenge this revocation, if we do not prevail in the relevant proceedings we expect this joint venture to terminate. Assets (net of deferred income tax liabilities and asset retirement obligations) related to such joint venture (and the related concession) totaled approximately Ps.66 million as of December 31, 2011 (0.12% of our total assets as of such date), had a production of approximately 0.9 mmboe in 2011 (0.50% of our production in 2011) and had proved reserves totaling 4.9 mmboe as of December 31, 2011 (0.49% of our total proved reserves as of such date). See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”

Back to Contents

International properties

United States. As of December 31, 2011, we had mineral rights in 54 blocks in the United States, comprised of 49 exploratory blocks, with a net surface area of 647 square kilometers and five development blocks, with a net surface area of 17 square kilometers. Our U.S. subsidiaries’ net proved reserves in these properties in the United States as of December 31, 2011 were 0.9 mmboe. Our U.S. subsidiaries’ net hydrocarbon production in these properties in the United States for 2011 was 0.5 mmboe.

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

In 2011, YPF Holdings Inc. (“YPF Holdings”) participated in the drilling of the Coronado exploration prospect in the Gulf of Mexico with a net interest of 15%. YPF Holdings’ total net investment was U.S.$21.2 million. The well was abandoned due to technical reasons.

In addition, YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except for commitments related to the Neptune Project located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. Total commitments remaining as of December 31, 2011 for the Neptune Project are minimum pipeline transportation payment obligations of U.S.$9 million.

Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings—Operations in the United States.”

Guyana. As of December 31, 2011, YPF held, through YPF Guyana Ltd., a wholly-owned subsidiary of YPF International, S.A., a 30% working interest in a petroleum prospecting license (the “Petroleum Prospecting License”) as part of a petroleum agreement (the “Petroleum Agreement”) in connection with the Georgetown block, offshore Guyana. The surface exploratory area attributable to YPF Guyana Ltd.’s working interest is 2,520 square kilometers, which represents approximately 622.7 thousand undeveloped acres. The Petroleum Prospecting License expires on November 25, 2012 and, in accordance with an Addendum to the Petroleum Agreement entered into with the Guyana government on September 28, 2011, YPF agreed to begin drilling an exploration well before the end of 2011.

In October 2011, the Georgetown block consortium approved the 2012 Budget that included U.S.$159.13 million (U.S.$47.74 million, considering YPF Guyana Ltd.’s working interest)for the Jaguar-1 exploration well. The consortium has agreed on the location of the Jaguar-1 well, with a total depth of 21,450 ft. The Georgetown block consortium agreed to contract a jackup drilling rig (Atwood Beacon, from Atwood Oceanics), and upgrade it for a high pressure/high temperature well. The Atwood Beacon drilling jackup commenced drilling operations on December 5, 2011, fulfilling the contractual obligation of the Petroleum Agreement and the subsequent Addendum; and drilling operations are ongoing. The entire operation is expected to take approximately 180 days to complete, including hydrocarbon appraisal, plug and abandonment.

Peru. After participating in exploratory rounds, we expect that blocks 180, 182 and 184 in Huallaga basin and 176 in Ucayali basin will be officially allocated by the Peruvian Government to the Consortium to which YPF belongs. YPF holds a 25% share in the Consortium formed with Repsol YPF (which is the operator with a 25% interest) and Ecopetrol (50%). During the first two exploratory periods (30 months) following the official allocation of these blocks, the activity to be performed will consist in the re-processing of existing seismic data and the recording of 1,150 km of 2D seismic data.

Back to Contents

Colombia. Our participation in five blocks was negotiated in Colombia during 2011: Catguas A and B, Carboneras, COR12, COR14 and COR33. The first two blocks are located in Catatumbo basin, while the remaining three are located in the Cordillera Oriental basin.

As of the date of this annual report, the official allocation of these blocks and the required approvals of the competent state bodies are pending. YPF’s share in these blocks will range from 10% to 60% and is expected to be the operator of four of them. The total surface of the new mining domain is 3,398 km2. The exploratory activity to be performed in the two years following the official allocation of these blocks will be the acquisition of 180 km of 2D seismic and 50 km2 of 3D seismic data and the drilling of two boreholes.

Paraguay. The Manduvira Prospecting Permit was awarded 100% to YPF in September 2011. It covers a total surface of 15,475 km2 and is located in the Eastern area of Paraguay, within the scope of the Chacoparaná basin. YPF’s goal in this area is to explore unconventional resources and the scheduled activity includes the acquisition of 100 km of 2D seismic data towards the end of 2012 and the drilling of an appraisal well in 2013.

Chile Onshore. In 2011, YPF submitted proposals to participate in the farm out arrangement offered by ENAP in connection with Chile’s Magallanes basin. YPF was declared winner of the following two exploration blocks: (i) San Sebastián, where YPF (40%) will act as operator, in partnership with Wintershall (10%) and ENAP (50%), and (ii) Marazzi / Lago Mercedes, where YPF (50%) will act as operator, in partnership with ENAP (50%).

Total commitments with respect to the awarded exploration blocks during the first exploratory period includes the acquisition of 672 km2 of 3D seismic data and the drilling of 8 exploratory wells. Activities are expected to begin by the end of 2012.

Uruguay – (i) Deep Water Offshore- Punta del Este basin:

•	Area 3: YPF (40%) acts as operator, in partnership with Petrobras Uruguay(40%) and Galp (20%). Exploration is in the first geological and geophysical evaluation stage.

•	Area 4: YPF (40%) has two partners in this block, Petrobras Uruguay (40%), which acts as operator, and Galp (20%). Exploration is in the first geological and geophysical evaluation stage.

(ii)	Onshore:

On January 19, 2012, the Arapey block was awarded entirely to YPF through a prospect agreement. The block is located onshore and has a surface area of 9,700 km2. YPF’s goal in this block is to explore unconventional resources. Scheduled activity for 2012 includes seismic data reprocessing and the performance of geological studies.

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

Information on net proved reserves as of December 31, 2011, 2010 and 2009 was calculated in accordance with the SEC rules and FASB’s ASC 932 as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as in effect as of each of the corresponding years (until 2011 for the years ended December 31, 2010 and 2009, in accordance with Law No. 26,217, and until 2016 for the year ended December 31, 2011, in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the unweighted average price of

Back to Contents

the first-day-of-the-month for each month within the twelve-month period ended December 31, 2011, 2010 and 2009, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves. Information on net proved reserves as of January 1, 2009 was calculated using year-end prices and costs, respectively.

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

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2011, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “-Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2011

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2011.

Proved Developed Reserves	Oil(1)	Natural Gas	Total(2)

	(mmbbl)	(bcf)	(mmboe)
Consolidated Entities
South America
Argentina	436	1,758	750
North America
United States	1	2	1

Total Consolidated Entities	437	1,760	751
Equity-Accounted Entities
South America
Argentina	1	37	8
North America
United States	—	—	—

Total Equity-Accounted Entities	1	37	8

Total Proved Developed Reserves(3)	438	1,797	759

Back to Contents

Proved Undeveloped Reserves	Oil(1)		Natural Gas		Total(2)

	(mmbbl)		(bcf)		(mmboe)
Consolidated Entities
South America
Argentina	147		602		254
North America
United States		*		*		*

Total Consolidated Entities	147		602		254
Equity-Accounted Entities
South America
Argentina	—		—		—
North America
United States	—		—		—

Total Equity-Accounted Entities	—		—		—

Total Proved Undeveloped Reserves(4)	147		602		254

Total Proved Reserves(5)	Oil(1)	Natural Gas	Total(2)

	(mmbbl)	(bcf)	(mmboe)
Consolidated Entities
Developed Reserves	437	1,760	751
Undeveloped Reserves	147	602	254
Total Consolidated Entities	584	2,362	1,005

Equity-Accounted entities
Developed Reserves	1	37	8
Undeveloped Reserves	—	—	—

Total Equity-Accounted Entities	1	37	8

Total Proved Reserves(6)	585	2,399	1,013

*	Not material
(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Includes approximately 59 mmboe of natural gas liquids (58 mmboe of which relate to consolidated entities).
(4)	Includes approximately 14 mmboe of natural gas liquids (which relate to consolidated entities).
(5)	Proved oil reserves of consolidated entities include an estimated approximately 76 mmbbl of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved reserves of natural gas of consolidated entities include an estimated approximately 254 bcf of natural gas in respect of such payments. Equity-accounted entities’ reserves in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(6)	Includes approximately 74 mmboe of natural gas liquids (73 mmboe of which relate to consolidated entities).

As of May 14, 2012, concessions representing 7.6% of our production in 2011 and 8.8% of our proved reserves as of December 31, 2011 have been revoked by the relevant authorities. In addition, the revocation of concessions representing 12.92% of our production in 2011 and 12.93% of our proved reserves as of December 31, 2011 is currently being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”

Back to Contents

Changes in our proved undeveloped reserves during 2011

YPF had estimated net proved undeveloped reserves of 254 mmboe at December 31, 2011, which represented approximately 25% of the 1,005 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 231 mmboe at December 31, 2010 (approximately 24% of the 982 mmboe total reported proved reserves as of such date).

The 10% increase in net proved undeveloped reserves in 2011 is mainly attributable to the addition of new proved undeveloped reserves related to extensions and discoveries (33.0 mmboe) and new development studies for primary and secondary recovery projects (23.6 mmboe), which exceeded reductions of our proved undeveloped reserves in 2011, which primarily relate to the transfer from proved undeveloped to proved developed reserves resulting from our development activity and revisions to previous estimates. The largest transfers were associated with the drilling of new wells (17.6 mmboe), gas compression (9.2 mmboe) and improved recovery projects (6.2 mmboe).

YPF’s total expenditure to advance the development of reserves was approximately U.S.$1,510 million during 2011, of which U.S.$454 million was allocated to projects related to proved undeveloped reserves.

As at December 31, 2011, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

Prior to the Intervention and the passage of the Expropriation Law, we followed an established process to control the quality of reserves booking (including with respect to our reserves as of December 31, 2011). This process was integrated into the internal control system of YPF and had the components described below. We cannot assure you that our new management, which we expect to be appointed by our next general shareholders’ meeting, on June 4, 2012, will not change or replace this process.

Back to Contents

(a)	The Reserves Control Direction (RCD) was separate and independent from the Exploration and Production segment. RCD’s activity was overseen by YPF’s Audit Committee, which was also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RCD were to ensure that YPF’s proved reserves estimates and disclosure were in compliance with the rules of the SEC, the Financial Accounting Standard Board (FASB), and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RCD was responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil and natural gas. In addition, the RCD was also responsible for providing training to personnel involved in the reserves estimation and reporting process within YPF. The RCD was managed by and staffed with individuals that had an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RCD staff included several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RCD were registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	Until April 16, 2012, when the Company was notified of the Intervention, the Reserves Control Director, head of the RCD, was responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. Such former director has over 30 years of experience in reservoir-engineering, geology and geophysics, reserves estimates, project development, finance and general accounting regulation and with well-rounded exposure to international operations. Over the past five years, he had been responsible for the supervision over YPF’s governance and compliance procedures in respect of reserves estimates. He is an active member of the Society of Petroleum Engineers (SPE) and serves on its Editorial Committee for Reservoir Engineering and Evaluation. In addition, he holds a petroleum engineering degree from Universidad Central de Venezuela, MSc and PhD degrees in petroleum engineering from Pennsylvania State University in the United States, and an MBA from Instituto de Estudios Superiores de Administración in Venezuela. Consistent with our internal control system requirements, the Reserves Control Director’s compensation was not affected by changes in reported reserves.

(c)	A quarterly internal review by the RCD of changes in proved reserves submitted by the Exploration and Production business unit and associated with properties where technical, operational or commercial issues had arisen.

(d)	A Quality Reserve Coordinator (QRC) was assigned at each Exploration and Production business unit of YPF to ensure that there were effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs were responsible for reviewing proved reserves estimates. The qualification of each QRC was made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) had a minimum of 10 years of practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimate and evaluation of reserves information, and (ii) had either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and was maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria were met prior to the commitment of capital to projects.

(f)	Our internal audit team, which examined the effectiveness of YPF’s financial controls, designed to ensure the reliability of reporting and safeguarding of all the assets and examining YPF’s compliance with the law, regulations and internal standards.

Back to Contents

(g)	All volumes booked were submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year were selected on the following basis:

i.	all properties on a three year cycle, and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to third party reserves audit, YPF’s proved reserves figures had to be within 7% of the third party reserves audit figures for YPF to declare that the volumes have been ratified by a third party reserves audit. In the event that the difference was greater than the tolerance, YPF would reestimate its proved reserves to achieve this tolerance level or should disclose the third party figures.

In 2011, DeGolyer & MacNaughton audited areas operated by YPF in the Golfo San Jorge and Neuquina basins, Gaffney, Cline & Associates Inc. audited non-operated areas in Argentina and Ryder Scott Petroleum Consultants audited unconventional reserves in the Loma La Lata field and surrounding blocks. The audits of DeGolyer & MacNaughton and Gaffney, Cline & Associates Inc. were performed as of September 30, 2011, in fields which, according to our estimates, contained, in the aggregate, 435 mmboe proved reserves (51 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 43% of our proved reserves and 23% of our proved undeveloped reserves in Argentina as of that date. The audit of Ryder Scott Petroleum Consultants was performed as of December 31, 2011, in fields which contained, in the aggregate, 33 mmboe proved reserves (29 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 3% of our proved reserves and 11% of our proved undeveloped reserves in Argentina as of that date. A copy of the related reserves audit reports are filed as Exhibits to this annual report.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to file annually and by March 31 of every year details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2011 and the estimates of our proved oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources different to proved reserves that are not included in this annual report, which contains estimates of proved reserves consistent with the SEC’s guidance; and (iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

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

Back to Contents

Oil production(1)(2)	2011	2010	2009

	(mbbl/d)
Consolidated Entities
South America
Argentina	272	291	300
North America
United States	1	2	2

Total Consolidated Entities	273	293	302
Equity-Accounted Entities
South America
Argentina	1	1	1

Total Equity-Accounted Entities	1	1	1

Total Oil Production(3)	274	294	303

Natural gas production(2)	2011	2010	2009

	(mmcf/d)
Consolidated Entities
South America
Argentina	1,049	1,170	1,289
North America
United States	3	2	2

Total Consolidated Entities	1,052	1,172	1,291
Equity-Accounted Entities
South America
Argentina	38	39	43

Total Equity-Accounted Entities	38	39	43

Total Natural Gas Production(4)(5)	1,090	1,211	1,335

Oil equivalent production(2)(6)	2011		2010	2009

	(mmboe/d)
Consolidated Entities
Oil	273		293	302
Natural gas	187		209	230
Equity-Accounted Entities
Oil		*	1	1
Natural gas	7		7	8

Total Oil Equivalent Production	467		510	541

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Loma La Lata field in Argentina contains over 27% of our total proved reserves expressed on an oil equivalent barrel basis. Oil production in this field was 15, 16 and 17 mbbl for the years ended December 31, 2011, 2010 and 2009 respectively. Natural gas production in the Loma La Lata field was 182, 194 and 207 bcf for the years ended December 31, 2011, 2010 and 2009 respectively.
(3)	Oil production for the years 2011, 2010 and 2009 includes an estimated approximately 12, 13 and 12 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities’ production of crude oil, condensate and natural gas liquids in respect of royalty payment which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Natural gas production for the years 2011, 2010 and 2009 includes an estimated approximately 48, 50 and 54 bcf, respectively, of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

Back to Contents

(5)	Does not include volumes consumed or flared in operation and inventory changes (whereas sale volumes shown in the reserves table included in “Supplemental Information on Oil and Gas Exploration and Production Activities-Oil and Gas Reserves” include such amounts).
(6)	Volumes of natural gas been converted to an oil equivalent basis at 5.615 mcf per barrel.

As of May 14, 2012, concessions representing 7.6% of our production in 2011 and 8.8% of our proved reserves as of December 31, 2011 have been revoked by the relevant authorities. In addition, the revocation of concessions representing 12.87% of our production in 2011 and 12.92% of our proved reserves as of December 31, 2011 is currently being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings-Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”

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

The following table sets forth the average production costs and average sales price by geographic area for 2011, 2010 and 2009:

Production costs and sales price	Total	Argentina	United States

	(Ps./boe)
Year ended December 31, 2011
Lifting costs	48.24	48.24	48.93
Local taxes and similar payments(1)	2.03	2.04	—
Transportation and other costs	15.25	15.23	18.07

Average production costs	65.52	65.51	67

Average oil sales price	245.86	244.69	412.19
Average natural gas sales price	55.24	55.21	111.74
Year ended December 31, 2010
Lifting costs	32.94	32.85	54.89
Local taxes and similar payments(1)	1.42	1.43	—
Transportation and other costs	11.32	11.27	21.29

Average production costs	45.68	45.55	76.18

Average oil sales price	193.62	193.53	289.59
Average natural gas sales price	50.54	50.50	113.26
Year ended December 31, 2009
Lifting costs	24.48	24.42	37.17
Local taxes and similar payments(1)	1.05	1.05	—
Transportation and other costs	7.02	6.96	19.07

Average production costs	32.55	32.43	56.24

Average oil sales price	157.28	157.05	201.12
Average natural gas sales price	46.49	46.18	109.22

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps.19.50 per boe, Ps.15.40 per boe and Ps.12.97 per boe for the years ended December 31, 2011, 2010 and 2009, respectively.

Back to Contents

Drilling and other exploratory and development activities

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina(1)	For the Year Ended December 31,

	2011	2010	2009

Gross wells drilled(1)
Exploratory
Productive	18	6	3
Oil	17	5	2
Gas	1	1	1
Dry	4	8	12

Total	22	14	15

Development
Productive	553	709	494
Oil	529	680	456
Gas	24	29	38
Dry	8	8	18

Total	561	717	512

Net wells drilled(2)
Exploratory
Productive	15	6	1
Oil	14	5	1
Gas	1	1	—
Dry	2	6	8

Total	17	12	9

Development
Productive	494	616	402
Oil	485	601	380
Gas	9	15	22
Dry	8	7	18

Total	502	623	420

(1)	“Gross” wells include all wells in which we have an interest. In addition to wells drilled in Argentina, we participated in the drilling of the following “gross” wells in North America: one dry exploratory well in 2009, one exploratory well which was abandoned due to technical reasons in 2011, and nine development wells during the last three years, seven of which were productive.
(2)	“Net” wells equals gross wells after deducting third party interests. In addition to wells drilled in Argentina, “net” wells drilled in North America round to one well.

Drilling and other activities in Argentina

Our project portfolio, updated in May 2011, included more than 1,400 projects to develop proved, probable and possible reserves, in addition to exploration and development resources, all focused mainly on crude oil and the evaluation and development of unconventional resources in the Neuquina basin. The financial viability of these investments and reserves recovery efforts, however, will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

Historically, we have been fully dedicated to identifying new opportunities in both infill potential and improved sweep efficiency in our mature fields. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams. Furthermore a strong emphasis has been placed in surveillance activities to improve current

Back to Contents

mature water injection projects. Tertiary recovery is being pursued with polymer and surfactant flooding in mature reservoirs in both Golfo San Jorge and Neuquén basins.

On May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. There may be changes in our business strategy and operations as a result of the Expropriation Law or resulting from the introduction of our new management. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina-The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law” and “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

During 2011, our main exploratory activities in Argentina have had the following principal focuses:

Offshore

Shallow water. Following the drilling campaign performed during 2008 and 2009, YPF has re-evaluated the E2 block area of the Austral Basin (currently operated by ENAP Sipetrol which holds a 33% working interest and where YPF and ENARSA have a 33% working interest each), in search of new exploratory well opportunities. The Company, together with its partners, is currently carrying out the relevant regional studies in order to support the new prospects under evaluation. The Company is also evaluating the remaining areas of the Austral Basin which are not assigned by the Government to any other company with the intention of preparing its participation in future bids.

Deep water. YPF currently participates in four blocks:

•	CAA-40 and CAA-46. The drilling of the Malvinas well x-1 in the Malvinas basin, which reached a True Vertical Depth (TVD) of 2,000 meters, revealed no evidence of the presence of hydrocarbons. Since the well drilled was sterile, it was subsequently abandoned. In December 2011, the CAA-40 area was reverted to the Secretariat of Energy. With respect to the CAA-46 area, 50% was reverted to the Government in accordance with the law and, following the withdrawal of its partners in December 2011, YPF’s share increased from 33.5% to 100%.

•	E-1. YPF holds a 35% working interest in this Colorado basin block, where ENARSA holds a 35% interest, Petrobras Argentina a 25% interest, and Petrouruguay a 5% interest. Geological and geophysical activity is underway to determine the probable location of a well.

•	E3. YPF holds a 30% working interest in this Colorado basin block, where ENARSA holds a 35% interest and Petrobras Argentina holds a 35% interest. During 2011, geological and geophysical studies were carried out in order to define the design of the seismic to be registered. The 2D seismic registration is planned for 2012.

Onshore

Unconventional oil and gas

(i)	Shale oil

Neuquina Basin. Within the framework of the Exploratory and Production Development Program 2010/2014, the first development stage has been completed with 15 vertical wells in the northern area of Loma La Lata and Loma Campana, in the province of Neuquén, all of them with initial productions varying from 200 to 600 boe/d. Our main focus in this area is the shale oil in the Vaca Muerta formation. As a result of our exploratory efforts, 22.83 mmbbl (net) of oil proved reserves and 55,220 mmcf (net) of gas proved reserves were incorporated during 2011 from the Loma La Lata and the Loma Campana blocks.

Back to Contents

Furthermore, and continuing with the exploratory project in the area of the Vaca Muerta formation, the drilling of two vertical wells was completed in the Bajada de Añelo and La Amarga Chica blocks. The BAñ.x-2 well yielded an average daily high quality production of approximately 250 boe/d (48° API), while the LACh.x-3 well yielded 400 boe/d (35° API) during initial tests. The result of these wells is in line with prior results and increases the Vaca Muerta production area’s potential. As a result, 41 mmbbl (net) of oil proved reserves and 51.8 mmcf (net) of gas proved reserves were incorporated during 2011 from the Bajada del Añelo and the La Amarga Chica blocks.

Concerning the activity outside the northern area of Loma La Lata and adjacent blocks, the ChSN.xp-623 well was completed in the Chihuido de la Sierra Negra block. This borehole confirmed a 300 meters thickness in the Vaca Muerta formation. The bottom 150 meters were stimulated, obtaining up to 100 boe/d of high quality oil (37° API). Currently, we are awaiting the analysis of crown data concerning this well in order to adjust future stimulation programs. Nevertheless, oil production in the lower half area of Vaca Muerta has already been tested.

Additionally, drillings continued in wells LCav.x-2 (in the Bandurria Block), MMo.x-1 (in Mata Mora) and LAm.x-2 (in the Loma Amarilla block), while drillings were initiated in Corr.x-1 (in the Corralera block).

Within the Exploratory and Production Development Program 2010/2014, the commencement of the BdT.x-3 boreholes in the Bajo del Toro block and the LoAm.x-3 well in the Loma Amarilla block, both aimed at shale oil in the Vaca Muerta formation, are planned for the first quarter of 2012.

With respect to blocks which are not operated by YPF, the drilling of boreholes LA.x-137 and LA.x-138 in the Lindero Atravesado block (which is operated by Pan American Energy) was finished. These wells are expecting completion, and are expected to enable the outline of the southern area of Loma La Lata.

San Jorge Gulf Basin. During 2011, the evaluation of the D-129 well formation was carried out in the north, south and west flanks of the San Jorge Gulf Basin, aimed at shale oil. Samples extracted from 21 existing wells in the basin were sent for analysis in order to obtain relevant geochemical data. Based on the results of these tests, three locations were selected for drilling, among which the following two commenced activity during the last quarter of 2011:

The first well drilled was ECh.xp-159 (drilled in December 2011), in the Cañadón Yatel block, which drilling stage was concluded in December 2011. The well is currently expecting stimulation and assay.

The LP.xp-2529 well (drilled started in December 2011), in the Los Perales - Las Mesetas block, was drilled subsequently. The well is currently expecting stimulation and assay.

There are plans to begin drilling well LC.xp-818, in the Lomas del Cuy block, during the first half of 2012. The stimulation of the wells referred to above involve massive hydraulic fracturing such as that performed in the Vaca Muerta formation in the Neuquina basin.

(ii)	Shale gas

Neuquina Basin. Within the Exploratory and Production Development Program 2010/2014, the drilling of well CA.x-5 was initiated in the Cerro Arena block, and exploration is planned to start in the first half of 2012 with wells CLMi.x-1 in the Cerro Las Minas block, EOr.x-2 in El Orejano and LDMo.x-1 in the Lomas del Molle block.

At the end of 2011, the extended production assay of the LLLK.x-2h well started in the Loma La Lata block. This is the first horizontal well in the Vaca Muerta formation and has a horizontal extension of 600 m. During 2011, seven fracturing stages were performed. This well, which target is shale gas, is not in production yet.

With respect to blocks which are not operated by YPF, the drilling of the AP.x-1001 well in the Aguada Pichana block was completed.

In addition, commencement of the drilling of the well ACas.x-1, in the Aguada de Castro block (which is operated by Total Austral and contains shale gas resources) started in the first quarter of 2012.

Back to Contents

Conventional oil and gas

(i)	Productive basins

Chachahuén block. The first exploratory boreholes were performed in the Chachahuén block. The results were positive and are now under production evaluation for potential reserves incorporation. The initial exploratory campaign consisted in the drilling of three wells with depths between 1,500 and 1,000 meters. The boreholes documented the development of an average useful thickness of 10 meters, corresponding to conventional reservoirs in the Rayoso formation (Miembro Clástico). After drilling and starting production in the first of the wells, initial outflows of 200 boe/d (24 API°) were recorded. The Company has also confirmed an area of extension towards the southeast of the abovementioned discovery with conditions that are similar to the evaluated area.

Incorporation of exploratory acreage. During 2011, the Company participated actively in the bidding processes of exploratory blocks, which resulted in the incorporation of approximately 45,000 km2 of surface corresponding to the Neuquina, Cuyo and San Jorge Gulf basins.

Papagayos formation. During 2011, the evaluation of the Papagayos play in mature exploitation areas of the Cuyo basin was started. During January 2012, we started drilling the Vizcacheras Oeste x-2 well, which reached a TVD of 2,060 meters. The borehole documented the development of hydrocarbon-impregnated sandy layers corresponding to the Papagayos formation, which is currently expecting completion.

Liásico Inferior. The geological and structural models are under review in order to define exploratory opportunities.

Ramos xp-1012. The evaluation phase was completed producing negative results.

Quintuco Formation. The LLL No x-1 well in the Loma La Lata block and L Cav.x-2 in the Bandurria Block were completed and both are currently in production.

(ii)	Border areas

Los Tordillos Oeste block. Based on the analysis of the 3D seismic data acquired in the last quarter of 2010, the location of two exploratory wells was established in the Los Tordillos Oeste block (in the province of Mendoza) in partnership with Sinopec Argentina (formerly Occidental Exploration and Production, Inc.), with a 50% interest each. The pertinent environmental certificates have been processed by the enforcement authorities for both of these wells. We expect the certificates to be granted by mid-2012, at which point we will be able to begin drilling. These new project should allow us to fulfill our investment commitments, the term for which was extended based on article 1 of Resolution 546/09 of the province of Mendoza.

Tamberías block. During the first quarter of 2011, the first Ansilta es-1 well was drilled in the Tamberías block (in the province of San Juan), in which YPF holds a 100% interest. Approximately 2,507 meters of the stratigraphic column of the basin were researched, with no evidence of hydrocarbons presence. Consequently, the block was returned to the Government authorities at the end of the second exploratory period on March 12, 2012.

CGSJ V/A and Gan Gan blocks. YPF operates the CGSJ V/A and the CCA-1 (Gan Gan) blocks in the Cañadón Asfalto basin (in the province of Chubut) in partnership with Wintershall, which holds a 25% working interest. With respect to CGSJ V/A, we have committed to reprocess the 724 km of existing 2D seismic data in connection with the continuation of the second exploration period. In the Gan Gan block, the Las Coloradas es-1 well was drilled in the last quarter of 2011, with the objective of investigating the Cañadón Asfalto formation at a deeper basin position than the Gorro Frigio es-1 well, which is located 70 km to the southwest and proved the existence of oil of low maturity. The Gorro Frigio es-1 well, with a final depth of 2,067 meters, confirmed the presence of volcanic rocks; however, oil was not identified in the column drilled in the Cañadón Asfalto formation and the well was abandoned. The result of the Las Coloradas es-1 well will allow us to reevaluate the exploratory potential of the rest of the block.

Río Barrancas block. In the Río Barrancas block, the drilling of the Puesto Chacaico x-1 well was completed, reaching a depth of 836 m. The well showed fresh hydrocarbon impregnations in several units of Lower Cretaceous, thus confirming the existence of an active oil system in this border area of the Neuquina basin. The completion of the well was performed in the Agrio and Huitin formation with negative results.

Back to Contents

Bolsón del Oeste block. In the Bolsón del Oeste block (in the province of La Rioja), which is operated by YPF (100%), 310 km of 2D seismic were recorded in order to enhance our knowledge of the subsurface of both the northern area of Bolsón del Bermejo and the central area of Bolsón de Pagancillo. The location of the well to be drilled during 2012 will be defined based on this information, which constitutes part of the commitment undertaken for the second exploratory period.

Argentina Exploratory Plan

During 2011, the third phase of the “Argentina Exploratory Plan”, announced in December 2009, was completed. Its main purpose was to perform an analysis of the exploratory play level in the existing sedimentary basins within the territories of the 12 provinces which are party to such plan: Entre Ríos, Formosa, Chaco, Córdoba, San Juan, Buenos Aires, Santa Cruz, Santa Fe, La Rioja, Tucumán, Salta and Misiones. Moreover, five new specific agreements were signed with public and private universities in order to perform surface geological studies and apply potential geophysical methods in these provinces.

During 2010, in the Loma La Lata Field, we continued implementing our comprehensive plan for the improvement and optimization of our oil and gas production facilities through the interconnection of our primary separation units by means of a low pressure gas pipe line. This seeks to minimize losses incurred in the production process and support our pipe infrastructure. We also initiated Ultra Low Pressure pilot production, through the installation of mobile motor compressors at the wellhead. Furthermore, as part of our comprehensive plan for secondary recovery, in an area comprising Aguada Toledo - Sierra Barrosa, we implemented a drilling program comprising of 10 new wells, the repair of 14 existing wells, producers and injectors, and improvements to our surface facilities. In this region we also initiated unconventional gas development activities with respect to tight gas in the Lajas formation by means of workover operations (the fracture of existing wells) and began to drill new wells in the last quarter of 2011, in conjunction with Vale do Rio Dolce, our joint venture partner at Lajas.

In the El Medanito oilfield (100% owned by YPF), subsequent to our aggressive delineation drilling campaign and second generation waterflooding pilot in the central west region, and a further drilling campaign and waterflooding pilot in the southwest region in 2010 and 2011, respectively, our drilling activities planned for 2012 include the continued extensive re-development throughout this area and the finalization of facilities we began constructing in 2010. Our waterflooding pilot in the southwest region, if successful, would facilitate the incorporation of proved reserves from secondary recovery, further to our incorporation of primary reserves in 2010 and 2011. In 2013, we plan to continue our extensive drilling project in the south region and conduct prospecting activities to assess the remaining potential throughout the rest of the region.

In 2011, in the Llancanelo field, we continued production testing and delineation activities with the drilling of two new wells in distinct areas of the field and deeper reservoirs. We completed our drilling activities planned for Loma de la Mina, completing eight new wells in distinct positions of the block. We also continued the targeted drilling of eight wells at Cerro Fortunoso and drilled two new wells in Valle del Río Grande, from one of which we have obtained data critical to our non-conventional oil exploration in 2012. Our continued development of the Desfiladero Bayo field included the drilling of five new productive wells and four water injection wells, as well as four well conversions at the Desfiladero Bayo Infill, which seek to improve the injectivity profile of this field for its prospective development. We continued our Vizcacheras Pinch Out project in Mendoza Norte drilling 10 wells, completing workovers and their associated facilities.

The Manantiales Behr Integral Development project includes the El Alba, La Carolina, Grimbeek and Sur Manantiales projects. Currently, the area has 840 oil production wells and 15 gas production wells. In 2011, we drilled 196 wells across various projects, which represented a total estimated investment of U.S.$283 million for this period. The overall objective of this new project is the comprehensive development of new areas, to facilitate the construction of new wells, the implementation of new enhanced oil recovery projects and to provide developmental support through the relevant surface facilities. We have identified our greatest development potential at our Grimbeek, El Alba and La Carolina projects, our pilot polymer injection project at Grimbeek II, our surfactant injection project at Sur Manantiales Behr and further potential infill drilling opportunities that we have detected in some areas. The development group is formed of 15 experts comprised, among others, of geologists, geophysicists, engineers, petrophysicists, technicians and a team leader. As of May ___, 2012, the revocation of the concession relating to this area was being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—

Back to Contents

Risks Relating to Argentina-Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”

At Santa Cruz in 2011, we implemented 13 integral development projects across four development areas (Las Heras, El Guadal, Los Perales and Cañadón Seco), comprising a total portfolio of 79 projects. The principal integral projects include Cerro Grande, Maurek, Seco León and Los Perales. 65 wells have been drilled in connection with these projects, which, inclusive of associated facilities costs, represent a total estimated investment of U.S.$150 million. The main objective of these integral projects is the comprehensive development of such areas through the construction of new wells, the implementation of new enhanced oil recovery projects and the provision of development support through the appropriate surface facilities. On April 18, 2012, YPF was notified of Decree No. 575/12, which declares the expiration of the concessions relating to the areas Los Perales – Las Mesetas, Cañadon Vasco y Pico Truncado – El Cordón Los Monos and Cerro Piedra-Cerro Guadal Norte. On May 4, 2012, YPF filed a motion of reconsideration of Decree No. 575/12 with the governor of the Santa Cruz Province. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”

Non-operated areas

In the CNQ7A block, operated by Petro Andina Resources Argentina S.A. (PAR) (in which we have a 50% working interest), the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanul Sur and Puesto Pinto Reservoirs was completed in 2011 and development of these reservoirs has begun. In December 2011, a pilot polymer injection project was initiated at the El Corcobo Norte reservoir.

In 2011, the drilling of exploratory wells at both JCPE-x1 and JCPE-x2 proved economically feasible. Both wells are currently in production though they did not incorporate reserves in 2011 as completion occurred at the end of such year at which time they remained under evaluation. Development plans for 2012 with respect to these wells are not finalized and remain under review.

In Aguada Pichana block, operated by Total Austral S.A. (in which we have a 27.27% working interest), the completion of the exploration and delineation phases of the Las Cárceles project has been achieved and development of the area has commenced, with 18 wells having been drilled to date.

3D seismic imaging has been undertaken in Las Cárceles Oeste, and analysis of the data is underway. An exploratory well AP.xp-1001 is being drilled to target Shale Gas in Vaca Muerta (our first shale drilling operation joint venture) and it is awaiting completion.

In the Tierra del Fuego area, operated by Apache Corp, (where YPF holds a 30% working interest), some brownfield exploration activity has been undertaken. The interpretation of the 3D seismic data retrieved has provoked numerous prospective drilling projects, mainly in the block’s southern area.

Activities in rest of the world

For information regarding our exploration and development activities in the United States, Guyana, Uruguay, Colombia, Peru, Paraguay and Chile, see “—Principal properties—International properties”.

Additional information on our present activities

The following table shows the number of wells in the process of being drilled as of December 31, 2011.

Number of wells in the process of being drilled	As of December 31, 2011

	Gross	Net

Argentina	52	51
Rest of South America	—	—
North America	1	0.15

Total	53	51.15

Back to Contents

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2011, we were not contractually committed to deliver any barrel of crude oil in the future.

As of December 31, 2011, we were contractually committed to deliver 42,485 mmcm of natural gas in the future, of which approximately 18,719, mmcm will have to be delivered in the period from 2012 through 2014. According to our estimates as of December 31, 2011, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Charges to income totaling Ps.88 million, Ps.411 million and Ps.139 million have been recorded in 2011, 2010 and 2009, respectively, in connection with our contractual commitments in the natural gas export market.

Among the regulations adopted by the Argentine government, on June 14, 2007, the Argentine Secretariat of Energy passed Resolution No. 599/07, according to which we were compelled to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). On January 5, 2012, the Official Gazette published Resolution S.E. No. 172, which temporarily extends the rules and criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria. On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

YPF has not entered into any contractual commitment to supply natural gas to the domestic market. The purpose of the Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2011, supply requirements under the Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties. Additionally, on October 4, 2010, the National Gas Regulatory Authority (“ENARGAS”) issued Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing new and more severe priority demand gas restrictions on producers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We have appealed the validity of the aforementioned regulations and have invoked the occurrence of a force majeure event (government action) under our export natural gas purchase and sales agreements, although certain counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings-Argentina-Accrued, probable contingencies—Alleged defaults under natural gas supply contracts”, “Item 8. Financial Information—Legal Proceedings—Argentina—Non-accrued, possible contingencies—Claims related to the gas market and others” and “Item 8. Financial Information—Legal Proceedings—Argentina—Non-

Back to Contents

accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, on May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. We cannot assure you that the implementation of the Expropriation Law will not further impact on our ability to meet our delivery commitments. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law” and “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

Moreover, certain of our concessions in Argentina have recently been revoked by the relevant provincial authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.” Our ability to meet our delivery obligations could be affected if additional concessions were revoked.

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

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (designed capacity with compression plants)), including:

•	a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs);

•	a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d); and

•	a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo, a distributor of natural gas in Chile. This contract has been modified, becoming an interruptible supply contract.

We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d of natural gas to a Chilean distribution company (Innergy) that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d) connecting Loma La Lata (Neuquén, Argentina) with Chile.

Finally, in Chile we also have natural gas supply contracts with certain thermal power plants in northern Chile (Edelnor, Electroandina, Nopel and Endesa) utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each) connecting Salta, Argentina, to Northern Chile (Región II). The contracts with Edelnor and Electroandina have been modified, becoming interruptible supply contracts.

In Brazil, we entered into a 20-year supply contract in 2000 to provide 99 mmcf/d of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguaiana, Brazil (with a capacity of 560 mmcf/d). In May 2009, AESU notified us of the termination of the contract. We are currently in arbitration with AESU. See “Item 8. Financial Information—Legal

Back to Contents

Proceedings—Argentina—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts” and “Item 8. Financial Information—Legal Proceedings-Argentina—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

Because of certain regulations implemented by the Argentine government (see “—The Argentine natural gas market,” below), we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position (see “Item 8. Financial Information—Legal Proceedings”). As a result of actions taken by the Argentine authorities, through measures described in greater detail under “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”, we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV

	(mmcm)	(mmcm)
2009	5,920.0	2,835.5	47.9%
2010	6,120.4	3,842.2	62.8%
2011	6,120.4	2,785.3	45.5%

(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,629 bcf in 2011. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.8 million as of December 31, 2011. The domestic natural gas market has grown significantly over recent years, driven by the forces of economic growth and domestic price constraints. We believe that the natural gas market will continue to grow, though not at the same rate as it has recently done.

In 2011, we sold approximately 41% of our natural gas to local residential distribution companies, approximately 10% to NGV (Natural Gas Vehicle), approximately 48% to industrial users (including Mega and Profertil) and power plants, and approximately 1% in exports to foreign markets ( Chile). Sales are affected by increased consumption by residential consumers during winter months (June-August). During 2011, approximately 80% of our natural gas sales were produced in the Neuquina basin. In 2011, our domestic natural gas sales volumes were 4 % less than those in 2010, primarily as a result of the decrease in our production. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Relative maturity of our oil and gas assets.”

The Argentine government has taken a number of steps aimed at satisfying domestic natural gas demand, including pricing regulations, export controls and higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine exporting producers, affecting natural gas exports from every producing basin. See “—Delivery commitments—Natural gas supply contracts”. Exporting producers, such as us, complied with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. Resolutions adopted by the Argentine government provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

Back to Contents

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

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 76% as of December 31, 2011), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments (executed on June 29, 2006) provides for natural gas imports from Bolivia to Argentina to be managed by ENARSA. In May 2010, we accepted the offer made by ENARSA for the sale to us of a minimum amount of 2.5 mmcm/d of natural gas obtained by ENARSA from the Republic of Bolivia through May 1, 2011. During 2011, quantity and price conditions were renegotiated with ENARSA. According to the new conditions, which are set to expire in May 2012, ENARSA undertook to sell us a minimum amount of 1.5 mmcm/d of natural gas during the winter of 2011 and 1.0 mmcm/d of natural gas during the summer of 2011 and 2012, at two different fixed prices based on the customers to which YPF subsequently sells the natural gas bought under the agreement.

YPF provides regasification services to ENARSA since May 2008. In 2008, YPF executed a Charter Party Agreement and a Regasification Services Agreement with Excelerate Energy to provide and operate a 138,000 m3 regasification vessel moored at the Bahía Blanca Port facilities, which initially allowed for the supply of up to 8 mmcm/d of natural gas and, since the first quarter of 2011, up to 12.5 mmcm/d. This agreement expired on October 30, 2011. Pursuant to ENARSA’s request, YPF executed a new Charter Party Agreement with Excelerate Energy, which will expire on October 31, 2015. This will allow YPF to provide and operate a 151,000 m3 regasification vessel moored at the Bahía Blanca Port facilities with the capacity to supply up to 17 mmcm/d of natural gas.

Since beginning its operations, the vessel referred to above has converted liquefied natural gas (LNG) into its gaseous state (natural gas) in a approximate amount of 5.46 bcm, which has been injected into a pipeline which feeds the Argentine national network. Most of this volume was supplied during the peak demand period, i.e., winter. In 2011, natural gas injected into the network amounted to approximately 2.42 bcm.

During 2011, YPF, acting as the operator of the UTE Escobar (a joint venture formed by YPF and ENARSA), finalized the construction of a new LNG Regasification Terminal (“GNL Escobar”), which is located in the km 74.5 of the Paraná River. The GNL Escobar terminal was constructed in nine months and began operations as scheduled. The GNL Escobar terminal has a Floating, Storage and Regasification Unit permanently moored at the new port facilities, for which UTE Escobar has executed a Charter Party Agreement and a Regasification Services Agreement with Excelerate Energy to provide and operate a 151,000 m3 regasification vessel moored at the GNL Escobar terminal with the capacity to supply up to 17 mmcm/d of natural gas. The total volume injected into the network by this vessel was 1.59 bcm in 2011.

Back to Contents

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

On July 1, 2011, the Gasoducto de Integración Juana Azurduy (Juana Azurduy Integration Gas Pipeline) started transporting gas produced in the Tarija Department’s main gas fields, in Bolivia, and delivered by YPFB (the Bolivian state-owned oil company) to ENARSA under the Framework Agreement. The 32-inches pipeline extends 20 miles and delivers Bolivian gas either to the Campo Duran refinery, operated by Refinor, or the Gasoducto Norte, operated by TGN. Its initial transmission capacity is 35 mmcf/d and it will be increased according to the ramp up in contracted volumes set forth in the Framework Agreement.

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

Pursuant to resolutions No. 1982/2011 and 1991/2011 of ENARGAS, since December 1, 2011, Mega is required to pay, on a monthly basis, a fee of Ps.0.405 per cubic meter of natural gas it purchases. This requirement

Back to Contents

has a significant impact on the operations of Mega and has been challenged by the company. If the appeal is not favorably resolved to Mega, this fee could significantly adversely affect Mega’s ability to continue operating. The Audited Consolidated Financial Statements included elsewhere in this annual report do not include any impairment of assets to be accrued if Mega were to cease its activity.

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

In 2011 Central Dock Sud generated 5,151 GWh and Pluspetrol Energy generated 4,302 GWh. The total energy collectively generated by both power plants was 9,453 GWh (5,5% higher than in 2010), which represented 8.1% of Argentina’s electricity generation in 2011.

Additionally, we own assets that are part of Filo Morado Partnership, which has an installed capacity of 63 MW. However the relevant facilities have not been in operation since November 2008.

We also own and operate power plants supplied with natural gas produced by us, which produce power for use by us in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	the power plant located at the Plaza Huincul refinery (40 MW).

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2011, Metrogas distributed approximately 20.6 mmcm of natural gas per day to 2.2 million customers in comparison with approximately 19.6 mmcm of natural gas per day distributed to 2.2 million customers in 2010.

GASA’s debt issues. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement, or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. The MRA was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”) and ENARGAS, and was subject to their approval as a condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if the closing of the debt restructuring had not occurred by December 7, 2006. The MRA obtained ENARGAS’ approval but the CNDC’s approval was pending. On May 15, 2008, certain bond holders communicated to YPF Inversora Energética that they were terminating the MRA. After the termination of the MRA, three different entities claiming to be bond holders of GASA commenced four different judicial proceedings against GASA aiming to collect a total of U.S.$46 million, including interest and fees, and one of them, Coolbrand LLC,

Back to Contents

started a separate proceeding (“Coolbrand c/Gasa s/acción subrogatoria”). On May 11, 2009, GASA was notified of a bankruptcy petition brought by Continental Energy Investment LLC, and on May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was approved on June 8, 2009. The period to verify credits ended on October 7, 2009. On February 10, 2010, the judge declared all the credits verified but for one presented by one of GASA’s advisors. GASA was given an exclusivity period to negotiate with verified creditors. On March 12, 2010, GASA filed motions for review (“incidentes de revisión”) of credits verified by Coolbrand LLC, Amanda Venture, Latam Energy and Continental Energy. The filing of these motions does not suspend the voluntary reorganization petition.

On August 9, 2010 the judge decided, taking into consideration Metrogas S.A.’s voluntary reorganization petition, to modify and extend the date to present GASA’s proposal to the creditors to March 9, 2012. On February 10, 2012, GASA presented a draft scheme of arrangement addressed to verified unsecured creditors who have been declared admissible. Additionally, GASA requested the judge an extension of the exclusivity period to negotiate with verified creditors, which was resolved favorably. Such period will end on August 16, 2012.

Metrogas’ debt issues. In 2006, Metrogas reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process was to modify certain terms and conditions included in its outstanding loans and negotiable agreements by adjusting interest rates and the amortization period so as to align them with the expected cash flow required for repayment of the indebtedness. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness, which became effective in May 2006. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos, or “UNIREN”), including a limited tariff increase that is intended to fund certain projects that Metrogas is required to undertake. The government approved this agreement, which was published in the Official Gazette on April 14, 2009, but it has not been implemented since the new tariff chart has not yet been issued. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Metrogas’ financial condition continued to deteriorate in 2009. On June 17, 2010, the board of directors of Metrogas, following the advice of Metrogas’ external legal advisors and considering Metrogas’ inability to fulfill certain payment obligations, decided that Metrogas should file a voluntary reorganization petition (“concurso preventivo”), which was filed on such date.

On the same date, Metrogas was notified of the Resolution No. I-1260 dictated by ENARGAS, which determined the judicial intervention of the company for a 120 days term. Antonio Gómez was named Intervenor of Metrogas. The resolution justifies the intervention decision on the filing of a voluntary reorganization petition by Metrogas, and states that the intervention shall control administration and disposition acts of Metrogas which can in any manner affect the regular gas distribution. Moreover, it orders the execution of due diligence and the determination of the value of all Metrogas assets. Metrogas appealed such resolution and asked for a preliminary order to cease the effects of the intervention. The request for a preliminary order was rejected on September 8, 2010. Subsequent resolutions of ENARGAS extended the judicial intervention, which is still in effect as of the date of this annual report.

On July 15, 2010, the judge approved the commencement of Metrogas’s voluntary reorganization proceedings. The period to provide evidence on claimed credits ended on November 10, 2010. On April 20, 2011 the judge issued a report regarding the acceptance or rejection of the creditors listed by the official receiver. On May 3, 2011, Metrogas proposed to treat all of its creditors as general creditors (acreedores quirografarios), i.e., creditors without any privileges. On June 24, 2011 the official receiver issued a report explaining the reasons for Metrogas’ economic insolvency, providing information on its assets and liabilities, time and causes of the insolvency, actions of the company subject to review and an opinion about the categorization of the creditors, among others.

On July 2011, Metrogas filed with the court a Debt Restructuring Proposal, which was subsequently amended by Metrogas on December 1, 2011. The proposal includes a debt haircut of 46.8% of the credit claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2018 and an interest rate of 8.875%. Current bond holders are set to vote on such proposal on June 18, 2012.

Back to Contents

As of both December 31, 2011 and December 31, 2010, YPF had an allowance for the total value of its investment in YPF Inversora Energética.

Refining and Marketing

During 2011, our Refining and Marketing activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2011, our crude oil production, substantially all of which was destined to our refineries, represented approximately 77% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 barrel-per-calendar-day refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2011, 2010 and 2009:

	For the Year Ended December 31,

	2011	2010	2009

	(mmboe)
Throughput crude/Feedstock(1)	107	112.4	114.0
Production
Diesel fuel	43.5	44.1	46.0
Gasoline	30.8	31.8	32.5
Jet fuel	6.4	6.9	6.5

Back to Contents

	For the Year Ended December 31,

	2011	2010	2009

Base oils	1.2	1.3	1.1
	(thousands of tons)
Fuel oil	991	1,440	1,214
Coke	897	906	875
LPG	620	586	550
Asphalt	195	205	228

(1)	Does not include throughput for Refinor. During 2011, 2010 and 2009, Refinor processed approximately 3.9, 4.5 and 5.2 mmbbl, respectively (1.9, 2.2 and 2.6 mmbbl, respectively, attributable to YPF’s interest in Refinor).

During 2011, overall volumes of crude oil/feedstock processed decreased by 4.2% compared with 2010 (our refinery capacity utilization was 89.0%, compared with 93.2% in 2010) due mainly to overhauls at our refineries, as well as the lower availability in the market of some specific crude oil (Medanito) used by our refineries as well as for lubricants production in our La Plata refinery. Additionally, union conflicts affected the operations in the Golfo San Jorge basin, resulting in a lack of crude during the first months of 2011. On the other hand, improvements in operation processes resulted in an increase in the yields of naphtha and distillates. During 2010, overall volumes of crude oil/feedstock processed decreased by 1.8% compared with 2009 (our refinery capacity utilization was 93.2%, compared to 94.9% in 2009) due mainly to factors similar to those that affected volumes of crude oil/feedstock processed in 2011. In particular, in 2010, we experienced overhauls at our refineries, lower availability of Medanito than in 2009 and union conflicts with fishing workers which affected the operations of Puerto Rosales, and resulted in limited crude oil availability from the Golfo San Jorge basin.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During 2011, the refinery processed approximately 161 mbbl/d. The capacity utilization rate at the La Plata refinery for 2011 was 85.0%. As mentioned above, capacity utilization was affected by maintenance overhauls (including the overhaul of one of the atmospheric towers, Topping “D”), lack of Medanito oil and union strikes, which affected the availability of crude oil from the Golfo San Jorge basin. In 2010, the refinery processed approximately 175 mbbl/d. The capacity utilization rate at the La Plata refinery for 2010 was 92.7%. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

In October 2009, we commenced developing a detailed engineering project for a new Gasoil Hydrotreater Unit (HTG “B”), seeking to comply with Resolution 478/09, which requires that diesel fuel that will be sold in large cities be produced with a maximum level of sulfur of 500 parts per million, The civil work in the refinery began in September 2010. Start up is expected by mid-2012.

The construction of a new coker unit in La Plata refinery has been approved to increase the coking capacity by 30% and to replace an old unit. This will allow higher utilization rates of the refinery. The development of a detailed engineering began during the second half of 2010. The construction of the coke drums, fractionation columns and furnace has commenced, and the compressor, feed pumps and most important equipments have been bought. The civil work in the refinery began during the first months of 2011. Start up is expected by 2014.

The Luján de Cuyo refinery has a nominal capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units. During 2011, the refinery processed approximately 103 thousand barrels of crude oil per calendar day. During 2011, the capacity utilization rate was 2.1% higher than in 2010 (mainly as a result of the maintenance overhaul performed at the FCC),

Back to Contents

reaching a rate of 97.7%. During 2010, the refinery processed approximately 101 thousand barrels of crude oil per calendar day. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 89.7% of the crude oil processed at the Luján de Cuyo refinery in 2011 (and 87.0% of the crude oil processed in this refinery in 2010) was produced by us. Most of the crude oil purchased from third parties comes from oil fields located in the provinces of Neuquén or Mendoza.

In November 2010, we started up a new furnace in Topping III (in the Luján de Cuyo refinery) replacing the three furnaces previously in operation. Provided other upgrades are made in certain installations, this will allow us to increase the nominal capacity of the unit by 2,500 barrels per calendar day. In order to comply with government regulations on sulfur specifications for fuels, which will become effective during 2012, the Luján de Cuyo refinery is constructing a naphtha Hydrotreater Unit (HTN II) and upgrading an existing gasoil Hydrotreater Unit (HDS III). The start up of the first project will begin during the second half of 2012, while the second project, which relates to an existing unit (bought in the Philippines) that will be upgraded with a new reactor constructed in Argentina, will commence at the end of 2012.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. During 2011, the refinery processed approximately 20.9 thousand barrels of crude oil per calendar day. In this period, the capacity utilization rate was 2.9% lower than in 2010, reaching a rate of 83.6%. This decrease was mainly due to the maintenance overhaul performed at the distillation unit in September 2011. During 2010, the refinery processed approximately 22 thousand barrels of crude oil per calendar day. In this period, the capacity utilization rate was 86.5%. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2011, 21.7% of the refinery’s crude supplies were purchased from third parties, while in 2010, such purchases reached 23.7% of the refinery’s crude supplies.

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

Back to Contents

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

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own 16 plants for the storage and distribution of refined products and seven LPG plants with an approximate aggregate capacity of 1,641,415 cubic meters. Three of our storage and distribution plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution plants have maritime or river connections. We operate 54 airplane refueling facilities (40 of them are wholly-owned) with a capacity of 24,000 cubic meters, own 27 trucks, 116 suppliers and 16 dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

In 2010 and 2011, we completed the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Luján de Cuyo, Monte Cristo, La Matanza, San Lorenzo and Barranqueras, in order to facilitate compliance with the new specifications for gasoline set forth by Law 26,093. YPF is currently blending ethanol in the Luján de Cuyo, Monte Cristo, San Lorenzo and La Matanza storage plants. In 1998, our logistic activities were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance), and recertified in 2008 under ISO 9001:2008 and ISO 14001:2004. In 2010, logistics activities were also certified under OHSAS 18001 (security performance).

Trading division

Our Trading Division sells refined products and crude oil to international customers and oil to domestic oil companies. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, LPG, light naphtha and virgin naphtha.

Back to Contents

This Division’s export sales are made principally to Brazil and the rest of South America. Sales to international customers for the years 2011 and 2010 totaled Ps.3,333 million and Ps.3,325 million, respectively, 54% and 69% of which, respectively, represented sales of refined products and 46% and 31% of which, respectively, represented sales of marine fuels. On a volume basis, in 2011 and 2010 sales to international customers consisted of 4.4 mmbbl and 6.3 mmbbl of refined products, respectively, and 3.68 mmbbl and 3.32 mmbbl of marine fuels, respectively. Domestic sales of crude oil totaled Ps.524 million and Ps.467 million and 1.9 mmbbl and 2.3 mmbbl in 2011 and 2010, respectively. Domestic sales of marine fuels totaled Ps.755 million and Ps.511 million and 1.8 mmbbl and 1.5 mmbbl in 2011 and 2010, respectively. In addition, imports have increased, principally of high and low sulfur diesel and octane enhancers, totaling 7.9 mmbbl and 0.25 mmbbl, respectively, in 2011.

Marketing division

Our Marketing Division, through the Executive Sales Division markets gasoline, diesel fuel, LPG and other petroleum products throughout the country and countries in the region. We supply all of the fuel market segments: retail, agriculture and industry. During 2011, we achieved a leading position in the sale of the highest quality naphtha (grade 3) “N-Premium,” reaching a market share, according to our estimates, of 63.7% in 2011 (compared with 61.7% in 2010). Our sales volume was 1,104 mcm in 2011 (42% higher than in 2010).

With respect to diesel fuel, we have strongly promoted the sale of our premium product with a low sulfur content (D-Euro) which is recommended for all high-end engines. According to our estimates, during 2011 our market share was 62.3% (compared with 50.8% in 2010) and our sales volume was 914 mcm (102% higher than in 2010).

The strategy of promoting D-Euro, allowed us to allocate a larger portion of our Ultradiesel fuel to the industry, transport and agriculture market segments. Our three manufacturing plants located in the Ensenada Industrial Complex produce YPF’s lubricant, asphalt and paraffin lines of products. Our line of automotive lubricants, including mono-grade, multi-grade and oil, has received approvals and recommendations from leading global automotive manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

With respect to lubricants, we market our products through the three segments of the domestic market: retail, agriculture and industry. Concerning LPG, we are engaged in the wholesale business, which encompasses LPG storage, logistics and commercialization to the domestic and foreign markets. We obtain LPG from our fractioning plants and refineries, as well as from third parties. In addition to butane and propane, we also sell propellants which are used in the manufacturing of aerosols.

For the purpose of enhancing our international growth, in 2011 we began selling lubricants and fuel for the aviation market in Chile. This is in addition to the sale of lubricants in Brazil, which began at the end of 2010. Moreover, we currently market lubricants in four other countries outside Argentina through exclusive distributors.

Retail

At December 31, 2011, the Retail Division’s sales network in Argentina included 1,557 retail service stations (compared to 1,622 at December 31, 2010), of which 95 are directly owned by us, and the remaining 1,462 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”), our wholly-owned subsidiary, operates 176 of our retail service stations, 86 of which are directly owned by us, 26 of which are leased to ACA (Automóvil Club Argentino), and 64 of which are leased to independent owners. In addition, we have a 50% interest in Refinor, a company dedicated to the refining, processing of gas and which operates 69 retail service stations.

With the aim of unifying and strengthening the network’s brand image based on the concepts of modernity and rationality, in 2011, our brand image improvement strategy included enhancements in 87 service stations. In October 2011, we opened the “Nordelta” station. Considered an iconic landscape, this station respects its environmental surroundings and incorporates new technologies (such as digital signage, corporate TV, broadcasting of digital content on individual gas pumps and CCTV monitoring). According to our latest internal estimates, as of December 31, 2011, we were the main retailer in Argentina, with 30.1% of the country’s gasoline service stations, followed by Shell, Petrobras and ESSO (recently acquired by Bridas Corporation) with shares of 15.3%, 12.8% and 10.7%, respectively. As of December 31, 2010, our points of sale accounted for 30.8% of the Argentine market. During

Back to Contents

2011, our market share in diesel fuel and gasoline, marketed in all segments, increased slightly from 57.3% as of December 31, 2010 to 57.6% as of December 31, 2011, according to our analysis of data provided by the Argentine Secretariat of Energy.

The “Red XXI” program, released in October 1997, has significantly improved operational efficiency in service stations. This program provides us performance data for each station online and connects most of our network of service stations. As of December 31, 2011, 1,418 stations were linked to the Red XXI network system.

Our convenience stores, “Full YPF” and “Full Express YPF”, included 359 and 29 point of sales as of December 31, 2011, respectively. Additionally, fuel sales are complemented by a modern oil change service, provide by our “YPF Boxes”, with 255 points of sales. Additionally, we have a marketing loyalty program called “Serviclub” for card members.

Our commercial training program (“Escuela Comercial YPF”), one of the programs held by our Know How Commercial area, is focused on performance, employability, operational excellence and customer satisfaction. Escuela Comercial YPF is aligned with our business strategy to promote a sense of belonging and common vision shared by all the members of our business chain.

With respect to training, our challenge is to reach our entire value chain (in the retail, agriculture and industry divisions and LPG business), which encompasses our employees and external distribution channels. During 2011, a total of 52,627 people, belonging to our own service stations and to independently operated service stations, attended over 706,320 hours of training, which represents approximately nine times more students and four times more hours of training that in 2010.

YPF’s service stations network has sustained ongoing improvements during 2011 in terms of operational procedures. We have modified the operational procedures followed by our service stations so that they may be used by authorized retailers starting in 2012. This step seeks to establish unified standards while allowing certain flexibility in the network.

Agriculture

Through the Agriculture Division we sell fertilizers, oil, lubricants, agrochemicals, and “silobolsa”, among other products, offering a comprehensive portfolio to the agriculture producer. We accept as payment different types of cereal grain (especially soy) which may be processed to obtain flour and oil that we then sell mainly to the external market. The processing of cereal grain is conducted by third party companies. During 2011, we received 890,000 tons of cereal grain, primarily soy, and we expect that payment in kind will increase in coming years. Part of the oil resulting from the processing of cereal grain is used for the production of FAME, a product which is used in the production of commercial grade diesel fuel.

In collaboration with our Chemical segment, in 2011 we began selling a new herbicide: “FS Glyphosate II”.

Industry

Our Industry Division supplies various industries such as mining, transportation of passengers and cargo and aviation, having a comprehensive portfolio of specialized products and services according to our customers’ needs. Such portfolio includes products such as gasoline, diesel fuel, lubricants, coal, LPG, aviation fuel and lubricants and services such as “YPF Road Card” (a loyalty program for the transportation sector), “Technical Support and Quality” and “Services to the Mining sector”, among others.

We believe that our segmented approach to the industry sector positions YPF as an strategic partner and allows us to provide comprehensive energy solutions to the industry. In line with the above, we have begun to develop a network of stations designed specifically for the transportation sector. These stations include parking facilities with adequate lighting and security for trucks, locker rooms with showers, living rooms, access to internet and telephone, among other amenities, thus increasing customer loyalty by means of our “YPF Road Card” and our partnership with the Argentine Truck Club (CCA or Camión Club Argentino). With respect to the mining industry, as of December 31, 2011, we had signed 20 contracts for the supply of diesel fuel and/or lubricants to said industry. In 2011, we opened two new facilities: YPF Mineros Valles and Montecristo.

Back to Contents

Derivatives

During 2011, our lubricants and specialties sales to domestic markets decreased by approximately 0.8% compared to 2010. Lubricants sales to export markets increased by approximately 28.7% from Ps.198 million at December 31, 2010 to Ps.260 million in 2011. During 2011, the volume of lubricants sold increased by approximately 6.6% and total asphalt sales increased by approximately 2.6%. Our lubricants and specialties unit followed a strategy of differentiation allowing it to achieve and maintain the leading position in the Argentinean market. Our market share as of December 31, 2011 was approximately 40.1%, compared to approximately 38% as of December 31, 2010, according to our analysis of data provided by the Argentine Secretariat of Energy. As indicated above, our line of automotive lubricants has received approvals and recommendations from leading global automotive manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

With respect to lubricants, the performance of the high-end light and heavy products represented by “Elaion” and “Extravida” was positive in 2011 compared with the previous year, having experienced an increase in volumes sold of 12% (with 39.5 km3 in 2011 compared to 35.4 km3 in 2010).

By the end of 2011, in response to the needs of an increasingly demanding market, we launched a new line of products specifically designed to protect motors, irrespective of the type of fuel used, using the Flexolub technology in the production process. Flexolub contains certain innovative compounds which are capable of neutralizing the effects of contaminants and guaranteeing the motor’s cleanliness.

Through our LPG division we sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market.

We are the largest LPG producer in Argentina with sales in 2011 reaching approximately 637 mtn (compared with 635 mtn in 2010), of which approximately 476 mtn (473 mtn in 2010) were sold in the domestic market. Our principal clients in the domestic market are companies that sell LPG in bottled or in bulk packing to end-consumers and the networks that distribute LPG to households in some localities. Additionally, exports in 2011 reached approximately 161 mtn (162 mtn in 2010), the main destinations being Chile, Paraguay and Bolivia. The transport of LPG to overseas customers is carried out by truck, pipeline and barges.

Total sales of LPG (excluding LPG used as petrochemical feedstock) were Ps.1,222 million and Ps.1,006 million in 2011 and 2010, respectively.

The LPG division obtains LPG from natural gas processing plants and from its refineries and petrochemical plant. We produced 532 mtn of LPG in 2011 (not including LPG destined for petrochemical usage). We also purchased LPG from third parties as detailed in the following table:

Purchase (tons) 2011

LPG from Natural Gas Processing Plants:(1)
General Cerri	22,084
El Portón	127,584
San Sebastián	17,692

Total Upstream	167,360

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	227,401
Luján de Cuyo Refinery	114,447
Ensenada Petrochemical Plant	22,716

Total Refineries & Petrochemical Plants(2)	364,564

LPG purchased from jointly controlled companies:(3)	81,731

LPG purchased from unrelated parties	21,670
Total	635,325

(1)	The San Sebastian plant is a joint-venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement. In August 2009, Filo Morado stopped producing.

Back to Contents

(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor.

We also have a 50% interest in Refinor, a jointly-controlled company, which produced 264 mtn of LPG in 2011.

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

The main petrochemical products and production capacity per year are as follows:

	Capacity

	(tons per year	)
Ensenada:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000
Bahía Blanca(1):
Ammonia/Urea	933,000

(1)	Corresponds to our 50% interest in Profertil.

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

Back to Contents

In 2011 and 2010, 85.1% and 85.5%, respectively, of our petrochemicals sales (including propylene) were made in the domestic market. Petrochemicals exports are destined to Mercosur countries, the rest of Latin America, Europe and the United States.

We also participate in the fertilizer business directly and through Profertil, our 50%-owned subsidiary. Profertil is jointly controlled by us and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001.

Our Ensenada petrochemical plant was certified under ISO 9001 in 1996 and recertified in June 2010 (version 2008). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and last recertified (version 2004) in June 2010. The plant was also certified under OHSAS 18001 in 2005 and last recertified in June 2010 (version 2007). Since 2008, the plant verified the inventory of CO2 emissions under ISO 14064:1 and, in 2011, inventories of CH4 and N2O emissions were verified as well. The laboratory of our Ensenada petrochemical plant was certified under ISO 17025 (Version 2005) in 2005 and recertified in 2008.

Our Methanol plant was certified under ISO 9001 (version 2000) in December 2001, and last recertified in August 2010 (version 2008). The Methanol plant was also certified under ISO 14001 in July 1998, and last recertified in August 2010 ( version 2004), and it was also certified under OHSAS 18001 in December 2008 (version 2007), and recertified in June 2011.

During 2010, we have initiated the construction of a new Continuous Catalytic Reforming unit (CCR) in the Ensenada petrochemical complex. Total investment is estimated to be U.S.$348 million. Start up is expected by the last quarter of 2012. New production is expected to meet the growing demand of high octane gasoline in the local market, while at the same time the CCR is expected to provide hydrogen to the new Hydrotreater Unit in our La Plata Refinery.

In April 2011, Profertil began the construction of a new storage plant in Puerto San Martín, in the Santa Fe province, with a storage capacity of 200,000 tons of fertilizers. The total investment is estimated to be U.S.$60 million.

Research and Development

YPF’s research and development center is located in La Plata, Argentina. Our R&D projects and activities are related to the entire hydrocarbons value chain, including exploration of new sources of oil or gas, extraction and conditioning for transportation, transformation and manufacturing of products at industrial complexes, and their distribution to the end customer. In 2011, our technology unit allocated approximately U.S.$11 million to R&D activities, 37% of which were allocated to cooperation with external technology centers. In order to support these R&D activities, we invested U.S.$3.3 million in new laboratory equipment.

YPF pursues an active policy of cooperation with national and international technology centers and universities in the public and private sector. Our 2011 budget for such cooperation arrangements reached approximately U.S.$4 million, U.S.$1 million more than in 2010. Five important research and development projects are being partially subsidized by Fontar (a technology funding organization of the Argentine Government). Four of them started in previous years and one of them was approved in 2011.

Uncertainty about which will be the main technologies in the future, prospective R&D results and business cycles led us to develop a Technology Plan which supports YPF’s business strategy. The focus of the plan includes hydrocarbon’s exploration and production, the natural gas value chain, oil refining and oil derivatives and petrochemicals, the future diversification of energy uses, biofuels production and electricity generation.

R&D efforts were focused on the development of enhanced oil recovery technologies in order to increase recovery of oil from mature fields, and the development of new processes and materials to reduce the operational costs of our facilities. In addition, production water optimization and reuse and unconventional hydrocarbons exploration and exploitation, remained as our most important challenges, requiring the development and application of very specific technologies.

Back to Contents

Regarding refining and marketing of petroleum products, we applied our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on achieving energy efficiency and environmental improvements.

In the petrochemical business, R&D activities were mainly focused towards the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products.

We also started a project to develop second generation biofuels in close collaboration with a prestigious biotechnological Argentine institute. With respect to renewable energies, along with two consortium partners, we have undertaken a research project to evaluate solar energy potential in Argentina.

Our 2011 R&D projects portfolio included 67 projects, 28 of which were under execution and 39 of which were in technical-economic feasibility evaluation phase as of December 31, 2011.

Historically, YPF has worked in close cooperation with Repsol YPF’s R&D center, in order to perform R&D programs of mutual interest. We cannot assure you that our new management, which we expect to be appointed by our next general shareholders’ meeting, on June 4, 2012, will not change our R&D strategy. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.”

Competition

The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén and Chubut, as well as from ENARSA, the Argentine state-owned energy company, especially in light of the transfer of certain hydrocarbon properties to ENARSA and the Argentine provinces in 2007. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” It is still unclear whether we will continue to face this competition in the future, given the passage of the Expropriation Law. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as ESSO (a former subsidiary of ExxonMobil which was recently acquired by Bridas Corporation), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

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

On May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” The Expropriation Law is expected to be the cornerstone of the new energy business map in Argentina.

Back to Contents

Environmental Matters

YPF-Argentine operations

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

In 2011, we continued making investments in order to comply with new Argentine fuel specifications that are scheduled to come into effect gradually through 2016, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In addition, we have completed detailed engineering packages and have invested in equipment for the construction of diesel fuel oil desulphuration units at La Plata and Luján de Cuyo refineries and the FCC naphtha desulphuration unit in Luján de Cuyo refinery, which construction has already begun. These projects must be completed by July 2012. We have adopted construction strategies oriented to meet the July 2012 deadline. Additionally, we are increasing the tankage capacity of several of our terminals in order to optimize fuel distribution logistics.

First stage projects related to biofuels, such as the addition of bioethanol to gasoline and Fatty Acid Methyl Esters (FAME) to diesel, were accomplished by the end of 2009 and were operational by the beginning of 2010. During 2010 and 2011, additional bioethanol facilities at several terminals were installed and became ready to operate. Also, during this period, further investments were made in several terminals in order to allow the increased addition of FAME to diesel and to improve the related biofuel logistics. These projects are expected to enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

The plan to comply with the above-mentioned motor fuels quality environmental specifications contemplates investments of approximately U.S.$281 million for 2012.

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

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, we are in the process of constructing a Plant Continuous Catalytic Reformer (CCR) which will involve an investment of approximately U.S.$348 million. The main equipment has been purchased and part of the plant has already been constructed. Start up is expected for the second half of 2012. The plant will use the latest technology available worldwide to perform chemical processes which will involve improvements in productivity, safety and environmental standards. Additionally, the plant is expected to produce aromatics that can be used as octane enhancers for gasoline and automotive applications, as well as to increase hydrogen production that will feed the fuel hydrogenation processes that increase fuel quality and reduce sulfur content, further reducing the environmental impact of internal combustion engines.

Back to Contents

We also commenced construction of a new Coker Unit at La Plata refinery which will involve an investment of approximately U.S.$560 million, replacing the one previously in operation. The new unit design is expected to optimize energy efficiency and minimize particulate matter emissions. We expect that this project will be completed by 2014.

In addition to the projects mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production and Refining and Marketing and Chemicals segments.

Capital expenditures associated with domestic Exploration and Production environmental projects during 2011 were approximately U.S.$123 million and included expenditures relating to Health, Safety and Environment (HSE) management systems, waste management, energy efficiency, biodiversity plans, remediation of well sites, tank batteries’ integrity and remediation of oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training, and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

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

In 1991, we entered into an agreement (Convenio de Cooperación Interempresarial, or “CCI”) with certain other oil and gas companies to implement a plan to reduce and assess environmental damage resulting from oil spills in Argentine surface waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consultation on technological matters and mutual assistance in the event of any oil spills in rivers or at sea due to accidents involving tankers or offshore exploration and production facilities. In respect to climate change Historically, YPF has actively contributed and adhered to Repsol YPF’s climate change strategies and, as such we have been committed to:

•	the active promotion of identification and pursuit of opportunities to reduce greenhouse gas emissions in our operations; intensifying the execution of internal projects for the obtention of credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	in December 2010, YPF obtained the approval of United Nations for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (CDM) project, the first of its kind in the world. The project in the La Plata refinery reduces the emissions of greenhouse waste gases from fossil fuels used for process heating by replacing these fuels with recovered waste gases that were previously burned in flares. The project increases energy efficiency by reducing the demand for fuel oil and natural gas, allowing an annual emission reduction of approximately 200,000 tons of carbon dioxide. During September 2011, the first verification of emissions reduction was undertaken;

•	to secure the approval of the CDM project, YPF developed a new methodology, which was approved by United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities”. At the moment, 4 projects in the world are being developed applying this methodology designed by YPF. A similar investment in flare gas recovery and utilization at the Luján de Cuyo refinery is under development as a CDM project. The project documentation was validated by a third-party accredited entity and registration with the United Nations was achieved in December 2011;

•	the undertaking and verification of third-party CO2 emissions inventories for refining and chemical operations in accordance with the ISO 14064 standard. The inventory at Ensenada Industrial Complex has been verified since 2008 and, in 2011, the verification also included CH4 and N2O emissions. At La Plata and Luján de Cuyo refineries, the inventory of CO2 emissions has been verified since 2010;

Back to Contents

•	in addition to verifying third-party CO2 inventories, the La Plata and Luján de Cuyo refineries have shown reductions in emissions in 2009, 2010 and 2011.

Our estimated capital expenditures and future investments are based on currently available information and on current laws. Any future information or future changes in laws or technology could cause a revision of such estimates. In addition, we cannot assure you that our new management, which we expect to be appointed by our next general shareholders’ meeting, on June 4, 2012, will not change our strategy in this regard. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.” Moreover, while we do not expect environmental expenditures to have a significant impact on our future results of operations, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to our financial position, and may affect results of operations in any given year.

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

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental (the “1986 Stock Purchase Agreement”), Maxus is obligated to indemnify Chemicals and Occidental for certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used to conduct Chemicals’ business as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs.

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

Offshore Operations

All of the offshore fields in which we have a working interest have in place a Health, Safety, Environmental and Community (“HSEC”) management plan to address risks associated with the project. In addition, all drilling projects that we operate or in which we have a working interest have in place an Emergency Response Plan (“ERP”), including response plans for oil spills.

The HSEC management plans in place include ERPs for an oil spill or leak, and these ERPs are regularly assessed for adequacy in light of available information and technical developments. We review our HSEC management plans for our drilling projects on a regular basis to seek to ensure that appropriate measures are in place for every phase of the project.

Malvinas

In 2011, we completed the Malvinas deep water project, located in blocks CAA40/CAA46 in Argentine waters. We obtained the required environmental permits for the related operations, including the approval of the OSRP (Oil

Back to Contents

Spill Response Plan) from the Naval Authority (Prefectura Naval Argentina). Well data indicated no hydrocarbon presence and the well was abandoned. The project was finalized without any environmental incident.

As in the rest of our offshore areas, we will continue to study and interpret available geological and geophysical information in order to plan our next activities.

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

Back to Contents

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

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore and/or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. As of December 31, 2011, approximately 99.9% of our proved reserves were located in Argentina. We also own property mainly in the United States, Guyana and Uruguay. See “—Exploration and Production—Principal properties.”

There are several classes of property which we do not own in fee. Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2011, we leased 90 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other services contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We may not have sufficient insurance to cover all the operating hazards that we are subject to”, “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and

Back to Contents

Our Business—The oil and gas industry is subject to particular economic and operational risks” and “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We may incur significant costs and liabilities related to environmental, health and safety matters”.

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

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with varying deductibles of between U.S.$0.1 million and U.S.$2 million, in each case depending on the type of incident. Certain types of incidents, such as intentional pollution and gradual and progressive pollution, are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$1,000 million per incident, with varying deductibles of between U.S.$1 million and U.S.$6.60 million, including loss of production or profits with deductibles of 60 days for downstream operations with a minimum deductible of U.S.$20 million for upstream operations.

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

E&P Services Agreements usually establish that contractors are responsible for pollution or contamination including clean-up costs and third party damages caused above the surface by the spill of substances under their control, provided that the damage has been caused by the negligence or willful misconduct of the contractor. In the event of pollution or contamination produced below the surface, contractors shall also typically be liable for damages caused due to the contractor’s negligence or willful misconduct. However, in this last case the damages are also usually limited to an amount agreed upon by the parties in the E&P Services Agreement.

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

Back to Contents

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

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration. The following limits and deductibles are applicable to our insurance coverage:

•	Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100%), with deductibles ranging from U.S.$0.75 million (100%) to U.S.$1.25 million (100%), and U.S.$10 million (100%) in respect of windstorms;

•	Loss of production is covered up to a limit of U.S.$38.8 million (15%) with a deductible of 60 days of production (90 days in respect of windstorms);

•	Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%) (U.S.$10 million (100%) in respect of incidents related to windstorms). Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

•	Coverage for third party liability arising from personal injury or loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is subject to a limit of U.S.$333.33 million (100%) per incident, with a U.S.$5,000 deductible (100%).

According to the procedures applicable to the Neptune field consortium, its operator shall use its best efforts to require contractors to carry insurance coverage for worker compensation, employers liability, commercial general liability and automobile liability. To our knowledge, based solely on inquiries made to the operator, this policy is applicable to all contracts and a majority of contractors carry such insurance. Contractors providing aircraft and watercraft are required to provide further insurance cover relevant to this activity. In addition, our own insurance policy covers risks of physical loss or damage incurred as a result of negligence by any contractor to supplies and equipment of every kind and description incidental to our operations, including, among others, materials, equipment, machinery, outfit and consumables, in each case as defined in our insurance contract and with the deductibles and exclusions specified therein. The consortium or operator, as applicable, is responsible for indemnifying a contractor

Back to Contents

for damages caused by its personnel and property. The operator or consortium, as applicable, is also responsible for indemnifying contractors for certain losses and liabilities resulting from pollution or contamination.

Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry has been and continues to be subject to certain policies and regulations that have resulted in domestic prices that are, in some cases, lower than prevailing international market prices, export regulations, domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand, and incremental export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing and export regulations and tax policies have been implemented in an effort to satisfy increasing domestic market demand.

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

Back to Contents

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

The Expropriation Law

On May 3, 2012, the Expropriation Law (Law No. 26,741) was passed by the Argentine Congress and, on May 7, it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.

Article 3 of the Expropriation Law provides that the principles of the hydrocarbon policy of the Republic of Argentina are the following:

(a)	Promote the use of hydrocarbons and their derivatives to promote development, and as a mechanism to increase the competitiveness of the various economic sectors and that of the provinces and regions of Argentina;

(b)	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves;

(c)	Integrate public and private capital, both national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and nonconventional hydrocarbons;

(d)	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons in the short, medium and long term;

(e)	Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in the Republic of Argentina in this regard;

(f)	Promote the industrialization and sale of hydrocarbons with a high added-value;

Back to Contents

(g)	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives; and

(h)	Collect outstanding balances relating to exportable hydrocarbons in order to improve the trade balance, ensuring a rational exploitation of the resources and the sustainability of its exploitation for use by future generations.

According to Article 2 of the Expropriation Law, the National Executive Office will be responsible for setting forth this policy and shall introduce the measures necessary to accomplish the purpose of the Expropriation Law with the participation of the Argentine provinces and public and private capital, both national and international.

Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law.

Creation of Federal Council of Hydrocarbons

Article 4 of the Expropriation Law provides for the creation of a Federal Council of Hydrocarbons which shall include the participation of (a) the Ministry of Economy and Public Finances, the Ministry of Federal Planning, Public Investment and Services, the Ministry of Labor, Employment and Social Security and the Ministry of Industry, through their respective representatives; and (b) the provinces of Argentina and the Autonomous City of Buenos Aires, through the representatives that each may appoint. According to Article 5 of the Expropriation Law, the duties of the Federal Council of Hydrocarbons will be the following: ( a) promote the coordinated action of the National and provincial governments, with the purpose of ensuring the fulfillment of the objectives of the Expropriation Law; and (b) adopt decisions regarding all questions related to the accomplishment of the objectives of the Expropriation Law and the establishment of the hydrocarbons policy of the Republic of Argentina that the National Executive Office may submit for consideration.

Expropriation of shares held by Repsol YPF

For purposes of ensuring the fulfillment of its objectives, the Expropriation Law provides for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The expropriated shares, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Expropriation Law provides for the expropriation of 51% of the share capital of the company Repsol YPF GAS S.A. represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

As of the date of this annual report, the transfer of the expropriated shares between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves.

Rights of new shareholders

To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which expropriated shares are allocated must enter a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder.

Any future transfer of the expropriated shares is prohibited without the permission of the National Congress by a two-thirds vote of its members.

Back to Contents

The appointment of YPF directors corresponding to the expropriated shares shall be completed proportionately considering the holdings of the federal government, provincial governments and one director shall represent the employees of the Company.

In accordance with Article 16 of the Expropriation Law, the national government and the provinces must exercise their rights pursuant to the following principles: (a) the strategic contribution of YPF to the achievement of the objectives set forth in the Expropriation Law; (b) the administration of YPF pursuant to the industry’s best practices and corporate governance, safeguarding shareholders’ interests and generating value on their behalf; and (c) the professional management of YPF.

Intervention

In accordance with Article 14 of the Expropriation Law, the National Executive Office and the Intervenor of YPF and Repsol YPF Gas S.A. are empowered to adopt all actions and precautions as necessary, until control of YPF and Repsol YPF Gas S.A. is assumed by their respective new managements.

Legal nature of the Company

YPF will continue to operate as a public company pursuant to Chapter II, Section V of Law No 19,550 and its corresponding regulations, and will not be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the national government or provincial governments.

In accordance with Article 17 of the Expropriation Law, for purposes of complying with such law, with respect to sources of finance, YPF must resort to internal and external, strategic alliances, joint ventures, transitory business unions, and cooperation partnerships whether public, private or mixed companies, domestic and foreign.

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by the Company to the SEC on May 9, 2012 (Item 1).

Decree No. 530/12

In connection with the Expropriation Law, Decree No. 530/12 of the National Executive Power provided for the temporary intervention of YPF for a period of thirty (30) days (which is expected to be extended until our next shareholders meeting to be held on June 4, 2012), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to Julio M. De Vido (the “Intervenor”). On May 7, 2012, through Decree No. 676/2012 of the National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. Our next general shareholders’ meeting, expected to be held on June 4, 2012, will appoint the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention.”

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

Back to Contents

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

Finally, Law No. 26,197 grants the following powers to the provinces: (i) the exercise in a complete and independent manner of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the enforcement of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) the extension of legal and/or contractual terms; (iv) the application of sanctions provided in the Hydrocarbons Law; and (v) all the other faculties related to the granting power of the Hydrocarbons Law. Certain of our concessions in Argentina have recently been revoked by the relevant provincial authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones — Provincial claims.”

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which Argentina was then immersed. The situation of emergency declared by Law 25,561 has been extended until December 31, 2013 by Law 26,729. The executive branch is authorized to execute the powers delegated by Law 25,561 until such date.

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

Back to Contents

689/02 established an exception to the Public Emergency Law and regulations and provides that the prices of long-term natural gas sale and transportation agreements executed before the enactment of the Decree and denominated in U.S. dollars will not be converted into pesos (Ps.1.00 for each U.S.$1.00) when the natural gas is exported.

•	Conversion into pesos at an exchange rate of Ps.1.00 for each U.S.$1.00 of all tariffs of public services, the elimination of the adjustment of tariffs by foreign indexes such as the Purchaser Price Index (PPI)/Consumer Price Index (CPI) index, and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. The application of these duties and the instruction to the executive branch have been extended until January 2017 by Law 26, 732. See also “—Taxation” below.

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

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law provides that oil and gas production concessions shall remain in effect for 25 years as from the date of the award of the production concession, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. Under Law No. 26,197, the authority to extend the terms of current and new permits and concessions has been vested in the governments of the

Back to Contents

provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond 12 nautical miles). In order to be entitled to the extension, a concessionaire, such as us, must have complied with all of its obligations under the Hydrocarbons Law, including, without limitation, evidence of payment of taxes and royalties and compliance with environmental, investment and development obligations. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed.” Upon the expiration of the 10-year extension period of the current concessions, the provinces are entitled to award new concessions or contracts in respect of the relevant blocks.

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

Certain of our concessions in Argentina have recently been revoked by the relevant provincial authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.”

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. A 12% royalty, and an additional 3% royalty in certain concessions for which the expiration has been extended (see “—Extension of Exploitation Concessions in the province of Neuquén” and “—Extension of Exploitation Concessions in the province of Mendoza” below), is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and the natural gas volumes commercialized. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to Resolution S.E. 435/04 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

Considering, among other things, that as a result of Resolution 394/07 of the Ministry of Economy and Production, which increased duties on exports of certain hydrocarbons, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for calculation of royalties, the Undersecretariat of Fuels, which depends on the Argentine Secretariat of Energy, passed Disposition No. 1/08, which sets a minimum reference price for the calculation of royalties and does not permit downward adjustments of this price based upon the quality of crude oil. As of the date of this annual report, we have negotiated with certain third parties sale prices of crude oil that we have used as the basis for calculating and paying royalties according to the methodology set forth in the Hydrocarbons Law.

Disposition No 1/08 of the Undersecretariat of Fuels, ratified by Resolution 813/10 of the Secretariat of Energy, was successfully challenged by other companies that considered that such Disposition was contrary to the royalties calculation method set in the Hydrocarbons Law. These companies have obtained, from the Federal Supreme Court, preliminary injunctions ordering, provisionally, that Disposition 1/08 not be applied to them (e.g., “Petro Andina

Back to Contents

Resources Argentina S.A. vs. Province of La Pampa” (October 19, 2010), “Colhue Huapi S.A. vs. Chubut s/incidente de medida cautelar” (July 6, 2010), “Chevron Argentina SRL vs. Santa Cruz y otros s/ medida cautelar” (December 29, 2009) and “Enap Sipetrol Argentina S.A. vs. Chubut s/medida cautelar” (December 29, 2009)).

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

Back to Contents

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

In March 2007, the Argentine Secretariat of Energy issued Resolution No 407/07 which approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. According to Resolution No 407/07, YPF, as a holder of Production Concessions and Exploration Permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

As of the date of this annual report, it is unclear what effect, if any, the Expropriation Law will have on the laws and regulations summarized above. See “—The Expropriation Law.”

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

Extension of Exploitation Concessions in the province of Mendoza

In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which was ratified by a decree published in July 2011.

The Memorandum of Agreement between YPF and the province of Mendoza provides, inter alia, the following:

•	Concessions involved: El Portón, Barrancas, Cerro Fortunoso, El Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

•	Exploitation concession terms, which were originally set to expire in 2017, are extended for a 10-year term; and

•	YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately of U.S.$135 million, on the date specified in the Memorandum of Agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas affected by the Memorandum of Agreement; (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$4,113 million until the expiration of the extended term, as stipulated in the Memorandum of Agreement, on the exploitation concessions affected by the Memorandum of Agreement; (iv) to contribute with U.S.$16.2 million to a “Social Infrastructure Investment Fund” to satisfy community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order

Back to Contents

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

Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government is required:

•	for non-Argentine shareholders to acquire control of us; or

•	if and when the majority of our shares belong to non-Argentine shareholders, such as it was recently the case (see “—The Expropriation Law”), for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones.

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

Back to Contents

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

As of the date of this annual report, it is unclear what effect, if any, the Expropriation Law will have on the laws and regulations summarized above. See “—The Expropriation Law.”

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

Executive Decree No. 2014/08 of November 25, 2008, created the “Refining Plus” program to encourage the production of diesel fuel and gasoline. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/08 of December 1, 2008, approved the regulations of the program. Pursuant to this program, refining companies that undertook the construction of a new refinery or the expansion of their refining and/or conversion capacity, and whose plans were approved by the Argentine Secretariat of Energy, were entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Department of Economy and Production. In February 2012, by Notes Nos. 707/12 and 800/12 (the “Notes”) of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” program have been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the “Refining Plus” program was created in a context where domestic prices were lower than currently prevailing prices and that the objectives sought by the program have already been achieved. On March 16, 2012, YPF challenged temporary this suspension.

As of the date of this annual report, it is unclear what effect, if any, the Expropriation Law will have on the laws and regulations summarized above. See “—The Expropriation Law.”

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

Back to Contents

domestic production to be insufficient to satisfy domestic demand. If the executive branch restricts the export of crude oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34º API.

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

As of the date of this annual report, it is unclear what effect, if any, the Expropriation Law will have on the laws and regulations summarized above. See “—The Expropriation Law.”

Production of crude oil and reserves

Executive Decree No. 2014/08 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/08 of December 1, 2008, approved the regulations of the program. The program entitled production companies which increased their production and reserves within the scope of the program, and whose plans were approved by the Argentine Secretariat of Energy, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Department of Economy and Production. In February 2012, by the Notes of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Petroleum Plus” program have been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the “Petroleum Plus” program was created in a context where domestic prices were lower than currently prevailing prices and that the objectives sought by the program have already been achieved. On March 16, 2012, YPF challenged this suspension.

Refined products

In April 2002, the Argentine government and the main oil companies in Argentina, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Fuel (Convenio de Estabilidad de Suministro de Gas Oil) was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between this fixed price and the market price through export duty credits. Subsequent agreements entered into between the Argentine government and the main oil companies in Argentina extended the subsidy scheme until December 2009, while the aforementioned fixed price was revised from time to time, the current price being Ps.1.30 per liter.

In March 2009, Executive Decree No. 1390/09 empowered the Chief of Cabinet to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, and in defect thereof, in cash. As of the date of this annual report, execution of the annual agreements for the fiscal years 2010, 2011 and 2012 is pending. Nevertheless, the subsidy scheme has continued to be in place on the basis of the monthly communications issued by the Argentine Secretariat of Transport notifying oil companies of the volumes to be delivered to each beneficiary of the scheme at the fixed price, and the Argentine government has continued to compensate oil companies for deliveries of diesel fuel made under the scheme.

Back to Contents

Over the past months, the Argentine Secretariat of Transport has substantially reduced the volumes of diesel fuel subsidized under this scheme. In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the CNDC a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the retail price charged in service stations. On January 26, 2012, the Secretary of Domestic Commerce issued Resolution No. 6/2012 whereby, effective from the date of the resolution, (i) each of these five oil companies was ordered to sell diesel oil to public bus transportation companies at a price no higher than the retail price charged by its service station located in general terms nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution have been temporarily suspended. See “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, possible contingencies—CNDC investigation.”

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court.

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

Resolution S.E. No. 1,679/04 reinstalled the registry of diesel fuel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree

Back to Contents

No. 645/02, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel fuel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel fuel is necessary to obtain authorization to export the products included under Decree No. 645/02 (crude, fuel oil, diesel fuel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

On August 17, 2010, the Argentine Secretariat of Domestic Commerce issued Resolution No. 295/10, imposing that the trade price of liquid fuels should be leveled back to those prices existing on July 31, 2010. This Resolution has been successfully challenged by another company and a preliminary injunction was granted suspending the effects of such Resolution. This Resolution was later on derogated by Resolution No. 543/10 of the Argentine Secretariat of Domestic Commerce.

On February 2, 2011, the Argentine Secretariat of Domestic Commerce issued Resolution No. 13/11 stating that the retail price of liquid fuels had to be leveled back to those prices existing on January 28, 2011. This resolution also required refineries and oil companies to continue to supply amounts of fuel to the domestic market consistent with amounts supplied the prior year, as adjusted for the positive correlation between the increase in the demand of fuel and gross domestic product. On March 29, 2011, however, the Argentine Secretariat of Domestic Commerce issued Resolution No. 46/11, which derogated Resolution No. 13/11, alleging that market conditions had changed since its issuance.

As of the date of this annual report, it is unclear what effect, if any, the Expropriation Law will have on the laws and regulations summarized above. See “—The Expropriation Law.”

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

On June 14, 2007, Resolution No. 599/07 of the Argentine Secretariat of Energy approved a proposal of agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Propuesta de Acuerdo,” or “Agreement 2007-2011”), giving such producers a five-business-day term to enter into the Agreement 2007-2011. If within that term, the Agreement 2007-2011 was not executed by a sufficient number of producers to make it viable, the Argentine Secretariat of Energy would disregard the Agreement and enact the Procedures for Complementary Supply of the Internal Market 2007-2011 (Procedimientos de Abastecimiento Complementario al Mercado Interno 2007-2011) (not described in Resolution No. 599/07). We executed the agreement taking into account that natural gas exports and certain domestic sales of producers that do not enter into the Agreement 2007-2011 are to be called upon first in order to satisfy domestic demand, before the export sales of the producers that have signed the Agreement 2007-2011 are affected. While producers are authorized to withdraw from the Agreement 2007-2011 under its terms, if they do so such producers will be treated as any producer that has not entered into the Agreement 2007-2011 in the first place. On January 5, 2012, the Official Gazette published Resolution S.E. No. 172, which temporarily extends the assignation rules and other criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria.

Back to Contents

On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

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

The Argentine Secretariat of Energy created, by its Resolution No. 24/08 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from new reserves discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program will not be subject to the Agreement 2007-2011 and will not be subject to the price conditions established under such Agreement.

The Argentine Secretariat of Energy, through Resolution No. 1031/08 issued on September 12, 2008, modified Resolution No. 24/07, establishing the specific conditions petitioners must meet in order to qualify for the Gas Plus program. Certain of such conditions were modified by Resolution No. 695/09 of the Argentine Secretariat of Energy, which demands compliance with commitments already assumed.

The Argentine Secretariat of Energy, through Resolution No. 1070/08 issued on October 1, 2008, ratified the complementary agreement entered into between Argentine natural gas producers and the Argentine Secretariat of Energy on September 19, 2008 (the “Complementary Agreement”), which (i) modified gas prices at the wellhead and segmented the residential sector in terms of natural gas demand, and (ii) established the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020. The Complementary Agreement also contains certain requirements concerning the provision of LPG to the domestic market. See “—Liquefied Petroleum Gas.” Through Resolution No. 1417/08, the Secretariat of Energy determined the basin prices for the residential segment applicable to the producers that signed the Complementary Agreement. On January 13, 2010, the natural gas producers signed an addendum to the Complementary Agreement which extended the commitment to contribute to the fiduciary funds created by Law No. 26,020 until December 31, 2010. On January 25, 2011, the natural gas producers signed a second addendum to the Complementary Agreement which extended such commitment until December 31, 2011.

On March 19, 2012, the Official Gazette published Resolution SE No. 55/2012 of the Secretariat of Energy, which extended the Complementary Agreement for 2012 and established the following with respect to non-signing parties: (i) the natural gas price increase established by the Complementary Agreement will not be applicable to natural gas injected into the gas system by non-signing parties; (ii) natural gas injected by non-signing parties will be consumed first in the order of priority by residential users, which tariffs are in the lowest range; and (iii) non-signing parties must fulfill all of the commitments undertaken by natural gas producers under the Agreement 2007-2011, which was extended by Resolution S.E. No. 172. On April 19, 2012, YPF signed the 2012 extension of the Complementary Agreement.

Back to Contents

On March 23, 2012, Resolution SE No. 55/2012 was supplemented by Resolution ENARGAS No. 2087/2012, which sets forth, among others, the procedure that distribution companies should follow to secure amounts to be deposited with the fiduciary fund created by Law No. 26,020. Additionally, according to this resolution, producers which have not signed the 2012 extension of the Complementary Agreement are not allowed to charge the well-head price increases for gas set forth in Resolutions SE No. 1070/2008 and 1417/2008 to consumers directly supplied by distribution companies. Thus, such non-signing producers have to invoice the lower prices which were in effect prior to the adoption of these resolutions for the gas supplied to the distribution companies.

Executive Decree No. 2067/08 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund is funded through the following mechanisms: (i) various tariff charges which are paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. This decree has been subject to different judicial claims and judges throughout the country have issued precautionary measures suspending its effects. On November 8, 2011, ENARGAS published Resolution No. 1982/11, which supplements Decree No. 2067/08. This Resolution adjusts the tariff charges established by Executive Decree No. 2067/08 to be paid by users in the residential segment and gas processing and electric power companies, among others, starting December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1991/11, which extends the type of users that will be required to pay tariff charges. YPF has challenged these Resolutions. On April 13, 2012, a precautionary measure was granted regarding the processing plant El Porton, suspending the effects of these Resolutions with respect to such plant.

On July 17, 2009, the Ministry of Federal Planning, Public Investment and Services and certain natural gas producers (including YPF) signed an agreement which sets forth: (i) natural gas prices at the wellhead for the electric power generators segment from July to December 2009, and (ii) amounts to be received by natural gas producers for volumes sold to the residential segment from August 2009 onwards. These amounts are adjusted on a monthly basis so that they represent 50% of the amount collected by the fiduciary fund to finance natural gas imports.

On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/10, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

•	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of the Agreement 2007-2011 ratified by the Resolution No. 599/07. See “—Exploration and Production—Delivery commitments”.

•	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follow the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed the Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled with exports last in order of priority.

•	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency. We have challenged the validity of the aforementioned regulation.

Back to Contents

On December 17, 2010 certain natural gas producers (including YPF) signed an agreement which set forth the percentage of regasified LNG assigned to each natural gas producer for 2011. Amounts produced under this agreement were counted towards such producers’ commitments to supply natural gas to distributors under Resolution No. 599/07. As of the date of this annual report, a similar agreement has not been entered into for 2012.

Natural gas export administration and domestic supply priorities

In March 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surpluses of natural gas;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Argentine Secretariat of Energy; and

•	the authorization to the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

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

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a

Back to Contents

Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Permanent Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Argentine Secretariat of Energy S.E. No. 1886/06, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

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

Also, beginning during the severe Argentine winter in 2007 and continuing thereafter, we and most of gas producers as well as the transportation companies in Argentina received instructions from the government to decrease exports, except for certain volumes addressed to satisfy Chilean residential consumptions and other specific consumptions.

As of the date of this annual report, it is unclear what effect, if any, the Expropriation Law will have on the laws and regulations summarized above. See “—The Expropriation Law.”

Liquefied petroleum gas

Law No. 26,020 enacted on March 9, 2005 sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law:

•	creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property;

•	protects the trademarks of LPG bottlers;

•	creates a reference price system, pursuant to which, the Argentine Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less;

•	required the Argentine Secretariat of Energy to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the CNDC, analyze the composition of the LPG market and its behavior, in order to establish limitations on market concentration in each phase, or limitations to the vertical integration throughout the chain of the LPG industry (such limitations apply to affiliates, subsidiaries and controlled companies);

•	grants open access to LPG storage facilities; and

•	creates a fiduciary fund to finance bottled LPG consumption for low-income communities in Argentina and the extension of the natural gas distribution network to new areas, where technically possible and economically feasible. The fiduciary fund is funded through the following mechanisms: (i) penalties established by Law No. 26,020, (ii) assignments from the General State Budget, (iii) funds from special credit programs that may be arranged with national or international institutions, and (iv) funds that may be assessed by the Argentine Secretariat of Energy on participants in the LPG industry.

The Argentine Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Argentine Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Undersecretariat of Fuels. In 2007, the Argentine Secretariat of Energy increased the LPG volumes to be sold to bottlers at the reference prices set forth in the above-mentioned resolutions.

Back to Contents

Disposition 168/05 of the Undersecretariat of Fuels requires companies intending to export LPG to first obtain an authorization from the Argentine Secretariat of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

On September 19, 2008, the Secretariat of Energy and Argentine LPG producers entered into the Complementary Agreement which, among other objectives, seeks to stabilize the price of LPG in the domestic market. The Complementary Agreement applies only to LPG sold to bottlers that declare their intention to bottle such LPG in LPG bottles of 10, 12 or 15 kilograms. The Complementary Agreement requires LPG producers to supply LPG bottlers with the same volume of LPG supplied the prior year and to accept the price per ton set forth in the Complementary Agreement. The Complementary Agreement was extended until December 31, 2010, pursuant to an addendum entered into on October 23, 2009 by YPF and Repsol YPF Gas S.A., which required LPG producers to supply LPG bottlers in 2010 with the same volume provided during 2009 plus an additional 5%.

On December 29, 2010, LPG producers signed a second addendum to the Complementary Agreement which extended the Complementary Agreement until December 31, 2011 and required LPG producers to supply LPG bottlers in 2011 with the same volume provided during 2010.

On March 16, 2012, the Official Gazette published Resolution No. 77 of the Argentine Secretariat of Energy, which ratifies the execution of the extension of the Complementary Agreement for 2012 regarding the provision of LPG bottles of 10, 12 and 15 kilograms for residential users. This Resolution also provides that all LPG producers, whether they are parties or not to the Complementary Agreement, must provide the volumes of LPG to be determined by the Argentine Secretariat of Energy at the reference prices established in the Complementary Agreement. The failure to comply with such obligations may result in the application of the penalties established in the Resolution, including the prohibition to export LPG and the limitation of LPG sales in the domestic market. On April 19, 2012, YPF signed the 2012 extension of the Complementary Agreement.

As of the date of this annual report, it is unclear what effect, if any, the Expropriation Law will have on the laws and regulations summarized above. See “—The Expropriation Law.”

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

Back to Contents

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

Back to Contents

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

Export taxes

In 2002, the Argentine government began to implement customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural

Back to Contents

gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.

Resolution No. 394/07 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. Resolution No. 127/08 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (abandoning the previously applicable reference price set by the Framework Agreement between Argentina and Bolivia mentioned above). Resolution No. 127/08 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “—Market Regulation.”

Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the deregulation of the upstream oil industry, allowed us and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons we produce. Additionally, under Decree No. 1,589/89, we and other oil producers were entitled to keep out of Argentina up to 70% of foreign currency proceeds we receive from crude oil and gas export sales, but are required to repatriate the remaining 30% through the exchange markets of Argentina.

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

Decree No. 1722/2011, of October 26, 2011, reestablishes Decree No. 2581/64 and requires all oil and gas companies (including YPF), among other entities, to repatriate 100% of their foreign currency export receivables.

ITEM 4A. Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

Back to Contents

ITEM 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2011, we had consolidated net sales of Ps.56,697 million (U.S.$13,185 million) and consolidated net income of Ps.5,296 million (U.S.$1,232 million).

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

Since 1999 and until the passage of the Expropriation Law (Law No. 26,741), we were controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock, which was exercised in May 2011.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The expropriated shares, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. As of the date of this annual report, the transfer of the expropriated shares between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the Intervention of YPF for a period of thirty (30) days (which is expected to be extended up to our next Shareholders meeting to be held on June 4, 2012), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law, are met. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to the Intervenor. On May 7, 2012, through Decree No. 676/2012 of the National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. Our next general shareholders’ meeting, expected to be held on

Back to Contents

June 4, 2012, will appoint the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention.” Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The information contained in this annual report for the three years ended December 31, 2011 has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 21, 2012, despite the fact that our Class A shareholder, the Argentine federal government, voted against such financial statements. Following the passage of the Expropriation Law, the Argentine federal government has taken control over the Company (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”) and the shareholders’ meeting which had been called to approve our Audited Consolidated Financial Statements has been postponed until further notice. In furtherance of Decree No. 530/12, the Intervenor has approved the preparation and filing of this annual report with the aim of securing the continuity of the Company’s business and the preservation of its assets and capital based on the Audited Consolidated Financial Statements and internal reports existing as of the date prior to the Intervention, whose content has been ratified exclusively by the Company’s business areas and departments as of the date of this annual report.

In addition, certain of our concessions in Argentina have recently been revoked by the relevant authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions” and “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones – Provincial claims.” Depending on the outcome of the legal action brought by YPF to challenge these revocations and the negotiations initiated by the Intervenor and its delegates with the relevant provincial authorities, our past performance may not be indicative of future trends or results of the Company and the reserves and production amounts set forth in this annual report could be substantially reduced.

Upstream Operations

•	As of December 31, 2011, we held interests in more than 90 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 37% of its total natural gas production, including natural gas liquids, in 2011, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2011, of approximately 585 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,361 bcf of gas, representing aggregate reserves of approximately 1,004 mmboe.

•	In 2011, we produced approximately 100 mmbbl of oil (274 mbbl/d), including condensates and natural gas liquids, and approximately 441 bcf of gas (1,208 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2011 consisted of 1,557 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil, a company that we jointly control with Agrium, is one of the leading producers of urea in the Southern Cone.

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

Back to Contents

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to remeasure our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 14.4% in 2007, 8.8% in 2008, 10.0% in 2009, 14.6% in 2010 and, according to preliminary data, 12.7% in 2011. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this annual report) in constant pesos. See “—Critical Accounting Policies—U.S. GAAP reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolution No. 26 on the “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” Such resolution was approved by the CNV through General Resolution No. 562/09 on December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 17,811. Compliance with such rules is mandatory for YPF for the fiscal year beginning on January 1, 2012, with transition date of January 1, 2011. Disclosures concerning the transition from Argentine GAAP to IFRS are provided in Note 16 to our Audited Consolidated Financial Statements.

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

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Year Ended December 31,

	2011	2010	2009

	(in millions of pesos)
Net sales	56,697	44,162	34,320
Cost of sales	(41,932)	(29,899)	(23,177)
Gross profit	14,765	14,263	11,143
Administrative expenses	(1,905)	(1,429)	(1,102)
Selling expenses	(3,723)	(3,015)	(2,490)
Exploration expenses	(574)	(344)	(552)
Operating income	8,563	9,475	6,999
Income (Loss) on long-term investments	92	79	(9)
(Expense)/Other income, net	(62)	(155)	159
Financial/(loss) income, net and holding gains	(347)	(379)	(1,242)

Net income before income tax	8,246	9,020	5,907
Income tax	(2,950)	(3,230)	(2,218)

Net income	5,296	5,790	3,689

Back to Contents

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the revocation of our concessions;

•	changes in our management and in our business strategy, including as a result of the implementation of the Expropriation Law;

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation on domestic pricing;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in the country;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such us import restrictions; and

•	interest rates.

Our business is inherently volatile due to the influence of exogenous factors such as internal demand, market prices, and government regulations. In addition, following the Expropriation Law (see “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law”) and the revocation of certain of our concessions (see “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions”), our past financial condition, results of operations and the trends indicated by said results and financial condition may not be indicative of future financial condition, results of operations or trends in future periods. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

Our operating income in 2011 decreased by approximately 9.6% compared to 2010. This decrease was attributable to, among other things, the increased depreciation of fixed assets, increased royalties (driven mainly by the higher prices of crude oil at the wellhead), higher cost of sales as well as generalized cost increases, mainly

Back to Contents

preservation, repair and maintenance costs, salaries and social security costs and costs of services rendered by third parties. This increase in costs is attributable mainly to our increased activity and the upward price pressure in Argentina. Additionally, operating income was adversely affected by the temporary suspension of the Petroleum Plus program, whose effects extend, retroactively, to benefits accrued and not yet redeemed by YPF at the time of such suspension, which amounted to Ps.273 million, net of the related income tax effect. The impact of these developments was partially offset by the increase in volumes sold of our premium line products and to the adjustment of sale prices in the domestic market, as well as a result of the increase in the average international market price of crude oil, which affects the average price of certain products sold in the domestic market, such as fuel oil, jet fuel, and certain chemicals, which generally track international prices. Starting in 2012, jet fuel prices will be affected by Resolution No. 17/2012 of the Secretariat of Domestic Commerce. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.”

Our operating income in 2010 increased approximately by 35% compared to 2009. This increase was attributable to, among other things, the increase in the volumes sold of our premium line products and to the adjustment of sale prices in the domestic market, as well as a result of the increase in the average international market price of WTI. Commodity prices were strongly affected during 2009, with the average price of WTI approximately 29% lower than in 2010 and, as a result, the average price of certain products sold in the domestic market, such as fuel oil, jet fuel, and certain chemicals, which generally track international prices, were sold at higher prices in 2010. The impact of higher net sales was partially offset by increased depreciation of fixed assets and a higher cost of sales caused mainly by upward price pressure.

Macroeconomic conditions

The Argentine economy has experienced significant volatility in past decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

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

Strong economic growth in the world’s developed economies, favorable raw material prices from 2003 through the first half of 2008 and the implementation of new macroeconomic policies paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s real GDP growth rate decelerated in 2009 to 0.9%, but recovered in 2010 and 2011 growing by approximately 9% each year, according to preliminary data. According to the Argentine Central Bank’s December 2011 projections, the Argentine economy is expected to grow by 6% in 2012.

During 2011, the global economy continued to be affected by uncertainty regarding its recovery from the recession. Sizable fiscal and current account imbalances, as well as significant indebtedness in several euro area countries continued to hold back recovery in those economies, with potentially negative spillover effects for the rest of Europe. According to IMF’s estimates, in 2011, global economic growth reached 3.8%, although the rate of growth or, in some cases, contraction, varied significantly from region to region. Additionally, according to the IMF, global output is projected to expand by approximately 3.3% in 2012; this expansion is mainly hindered by the euro area economy, which is expected to go into a mild recession in 2012 as a result of the rise in sovereign yields, the effects of bank deleveraging on the real economy, and the impact of additional fiscal consolidation.

Back to Contents

According to IMF’s estimates, growth in emerging and developing economies is also expected to slow down during 2012, mainly because of the worsening external environment and a weakening of internal demand. Inflation pressures are expected to ease as a result of a decrease in demand and commodity prices; however, inflation is also expected to remain persistent in some regions.

Despite this weak economic outlook, oil prices have increased during 2011. Following signs of recovery in 2010, oil prices responded strongly to signs of a demand rebound in China. More recently, uncertainty about the global economy brought by instability in several Middle East and African countries and the effects of natural disasters in Japan, led to significant volatility in oil prices. In addition, prices have received upward pressure as a result of the reduction of inventories in the United States and geopolitical risks in the principal oil producing countries. Consequently, the Brent reached U.S.$108.09 at December 31, 2011, compared to U.S.$95.8 at the end of 2010.

In Argentina, domestic fuel prices have increased over the past four years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the characteristics of, and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the increase in domestic fuel prices.

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

Between 2004 and 2008, Argentina recorded consolidated primary budget surpluses of over 3% at both national and provincial levels according to INDEC. The consolidated primary surplus fell to 1.36% through 2009 owing to a general slowdown in economic activity before recovering to 2.3% in 2010, when government fiscal revenues outpaced growth in public expenditure, according to the Argentine Central Bank. During 2011, public revenues and expenses grew at an average rate of 32% and 25%, respectively, compared to 2010. Consequently, according to preliminary data, the consolidated primary budget is estimated to remain positive for 2011. In 2012, national tax revenues are expected to continue to grow in line with the expected evolution of economic activity and trade flows, and primary expenditures are expected to slow their rate of expansion, mainly due to the partial and gradual elimination of subsidies. As a result, the consolidated primary budget surplus is expected to improve in 2012.

The annual wholesale price index, according to the INDEC, increased by 14.6% in 2007, 8.8% in 2008, 10.0% in 2009, 14.6% in 2010 and, based on preliminary data, 12.7% in 2011.

After a decline in trade in 2009, caused mainly by lower commodity prices and the effects of a severe drought, both exports and imports increased during 2010 and 2011. Industrial goods exports (in particular, related to the automotive industry) as well as agricultural exports boosted exports, while imports increased even further than exports, mainly as a result of increased economic activity, which resulted in higher demand for fuel, consumer and intermediate goods, and capital assets, according to the Argentine Central Bank. As a result, the Argentine trade balance remained in surplus, although to a lesser degree than in previous years, reaching approximately U.S.$10.3 billion.

According to the INDEC, 7.2% of the active population was unemployed in the third quarter of 2011, 0.3 percentage points lower than the 7.5% rate in the third quarter of 2010.

The Argentine Central Bank reserves decreased by over U.S.$6 billion in 2011 to approximately U.S.$46 billion at the end of 2011, mainly as a result of the withdrawal of reserves to support payments to sovereign multilateral lenders and bondholders totaling U.S.$9.6 billion. The exchange rate of the Argentine peso against the U.S. dollar as of December 31, 2011 was Ps.4. 30/U.S.$1.00, reflecting peso depreciation of approximately 8% compared to December 31, 2010.

Back to Contents

We cannot predict the evolution of future macroeconomic events or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Energy consumption in Argentina has increased significantly since 2003. It must be noted, however, that in November 2011, the Government ordered the removal of certain subsidies to gas, water and electricity consumption which benefitted companies in certain sectors, country clubs and neighborhoods with certain levels of prosperity. Continued growth in demand has led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased its hydrocarbon imports.

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	Year ended December 31,

	2011	2010	2009

Crude Oil in Argentina
Production (mmbbl)	208.9	222.4	227.4
Exports (mmbbl)	21.7	33.1	38.3
Imports (mmbbl)	—	—	—
Diesel in Argentina
Sales (mcm)(1)	14,680.2	14,121.2	13,524.0
Production (mcm)	12,091.5	12,235.2	12,009.1
Exports (mcm)	—	—	—
Imports (mcm)	1,994.8	1,465.9	544.6
Gasoline in Argentina
Sales (mcm)(1)	7,320.2	6,440.2	6,203.1
Production (mcm)	6,853.6	6,149.9	6,035.2
Exports (mcm)	1.3	15.0	80.4
Imports (mcm)	143.0	140.2	85.8

(1)	Includes domestic market sales.
Sources: Argentine Secretariat of Energy.

Revocation of concessions in Argentina

Certain provinces in Argentina have recently requested YPF to submit statements of discharge in relation to the Company’s alleged breach of its investment obligations with respect to certain concessions. As of the date of this annual report, certain of these concessions have been revoked by the relevant authorities while the revocation of other concessions is currently being evaluated by the relevant authorities. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions revoked in 2012 totaled approximately Ps.283 million as of December 31, 2011 (0.51% of our total assets as of such date), had a production of approximately 13.5 mmboe in 2011 (7.6% of our production in 2011) and had proved reserves totaling approximately 88.3 mmboe as of December 31, 2011 (8.8% of our total proved reserves as of such date). Assets (net of deferred income tax liabilities and asset retirement obligations) related to the concessions whose revocation is currently being evaluated by the relevant authorities totaled approximately Ps.3,654 million as of December 31, 2011 (6.6% of our total assets as of such date), had a production of approximately 22.9 mmboe in 2011 (12.87% of our production in 2011) and had proved reserves totaling approximately 129.7 mmboe as of December 31, 2011 (12.92% of our total proved reserves as of such date). In addition, prior to the passage of the Expropriation Law, the provincial government of Santa Cruz stated that it may withdraw additional of the Company's concessions. The Company has initiated legal action to challenge these revocations. In addition, following the passage of the Expropriation Law, the Intervenor and its

Back to Contents

delegates have initiated negotiations with the relevant provincial authorities so that the revocations and intimations referred to above are withdrawn. The governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of this annual report, we have not been notified of the withdrawal of any of these revocations or intimations. See “Item 8. Legal Proceedings—Argentina—Non-accrued, possible contingencies—Concessions on Hydrocarbon zones—Provincial claim.” Depending on the outcome of the legal action brought by YPF to challenge these revocations and the negotiations initiated by the Intervenor and its delegates with the relevant provincial authorities, our past performance may not be indicative of future trends or results of the Company and the reserves and production amounts set forth in this annual report could be substantially reduced. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Certain provinces of Argentina have commenced proceedings to terminate some of our oil and gas production concessions.”

Policy and regulatory developments in Argentina, including the Expropriation Law

The Argentine oil and gas industry is currently subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that have usually been lower than prevailing international market prices; (ii) export and import restrictions; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported; (v) increasingly higher investment and costs expenditure requirements in order to satisfy domestic demand; and (vi) increasingly higher taxes. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.” These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand. As discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•	Price administration. In order to support economic growth, the Argentine government has sought to limit increases in hydrocarbons prices through a number of policies and measures. As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched the recent increases or decreases at the pace of international and regional prices.

•	Export administration. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations restricting partially the export of certain hydrocarbon products. These regulations have impacted our export sales as described in “—Declining export volumes.”

•	Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have increased substantially in the following years as international prices have surged. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

•	Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Cost of sales.”

•	Gas Plus program. The Argentine Secretariat of Energy, by Resolution S.E. No. 24/2008 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program will not be subject to the prices set forth in the Agreement 2007-2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas.”

Back to Contents

•	Refining Plus and Petroleum Plus programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulation of these programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy. Our participation in the “Petroleum Plus” program resulted in a positive contribution to our net sales in 2009 and 2010. In February 2012, by Notes Nos. 707/12 and 800/12 of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” and the “Petroleum Plus” programs have been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF as of the time of the suspension. The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives sought by the programs have already been achieved. On March 16, 2012, YPF challenged this suspension.

•	Sworn declaration regarding imports. On January 5, 2012, the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos or “AFIP”) issued Resolution No. 3252, which requires importers to submit a sworn declaration (Declaración Jurada Previa de Importación or “DJAI”) prior to the placing of a purchasing order for all imports to Argentina, with effect from February 1, 2012. Depending on the nature of the goods to be imported as well as other criteria, certain State agencies, including the Secretariat of Domestic Commerce, may have access to this declaration and can raise objections. Importers need an approved import declaration to make the purchasing order. The criteria for the approval or rejection of the sworn declaration are not legally defined.

•	Cross-border services information reporting. On February 9, 2012, the AFIP issued Resolution No. 3276, which requires Argentine individuals or companies that employ the services of providers located outside of Argentina, where the fee for such services is equal to or greater than U.S.$100,000, to submit a sworn declaration (Declaración Jurada Anticipada de Servicios or “DJAS”) in respect of such services, with effect from April 1, 2012.

More recently, the Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Upon the passage of the Expropriation Law, the Argentine government gained control over the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.”

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export administration, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price administration, generally not kept pace with international and regional prices.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

Back to Contents

	Year Ended December 31,

	2011	2010	2009

Product	(units sold)
Natural gas (mmcm)	91	315	630
Gasoline (mcm)	290	448	777
Fuel oil (mtn)(1)	490	677	828
Petrochemicals (mtn)	334	461	414

(1)	Includes bunker sales of 490, 401 and 272 mtn for the years 2011, 2010 and 2009, respectively.

Due to the decreased export product volumes indicated above and increasing export duties, the portion of our net sales accounted for by exports decreased steadily in recent years. Exports accounted for 11.94%, 12.9% and 14.3%, of our consolidated net sales in 2011, 2010 and 2009, respectively.

The Argentine government currently requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Argentine Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

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

Export taxes have affected the profitability of hydrocarbon exportation. They have also contributed to a shift away from exports and towards domestic sales, as described in “—Declining export volumes,” and reduced the export parity prices.

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. While our oil replacement ratio (excluding NGL) in 2011 was 169% due to improved recovery projects, revisions and extensions and discoveries, oil production (excluding NGL) declined by 7.6% over the preceding year and our estimated gas proved reserves and our gas production declined by 6.8% and 10.3%, respectively, over the same period. In an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves” for more information on our proved reserves.

During 2011 we incorporated approximately 33 million of proved reserves corresponding to unconventional discoveries (see “Item 4. Information on the Company-Exploration and Production-Oil and Gas Reserves” for more information on our proved reserves). The continuous comprehensive technical review of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new fields developments in Argentine basins with the aim of achieving similar results that mature fields in other regions of the world which have achieved substantially higher recovery factors with new technologies application. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

Back to Contents

Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” We expect that unconventional developments will require higher investment in future years, principally in connection with the Vaca Muerta formation. Higher investment is expected to be required as well to increase recovery rates in our fields and our downstream upgrading capacity.

Cost of sales

Our cost of sales accounted for 74.0%, 67.7% and 67.5% of our consolidated net sales in 2011, 2010 and 2009, respectively. Our cost of sales increased between 2009 and 2011, mainly as a result of: increased purchases of crude oil from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production; increased royalties, driven mainly by the higher crude oil prices at the wellhead; increased purchases of diesel from third parties; higher labor costs; higher costs related to the renegotiation of certain service contracts; increased depreciation of fixed assets as a result of the higher investment in fixed assets; and inflation. Due to prevailing Argentine price limitations, we were unable to pass some of these cost increases to our customers in the form of higher hydrocarbon product prices in respect of certain of our products.

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

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 17,811. The application of such rules is mandatory for YPF for the fiscal year beginning on January 1, 2012. Disclosures concerning the transition from Argentine GAAP to IFRS are provided in Note 16 to our Audited Consolidated Financial Statements.

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

Back to Contents

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

Back to Contents

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

Depreciation of oil and gas producing properties

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves is treated prospectively by depreciating the remaining book value of the assets over the future expected production, affecting the following year’s net income. In 2011, 2010 and 2009 we recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps.4,542 million, Ps.4,442 million and Ps.4,019 million, respectively.

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

Back to Contents

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

U.S. GAAP reconciliation

The recurrent difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the years ended December 31, 2011, 2010 and 2009 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the inflation adjustment into Argentine constant pesos with the corresponding effect in the deferred tax liability, the impairment of long-lived assets, capitalization of financial expenses and accounting for assets retirement obligations.

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

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with ASC 830. Therefore, we have re-measured into U.S. dollars the Audited Consolidated Financial Statements as of December 31, 2011, 2010 and 2009 in each case prepared in accordance with Argentine GAAP by applying the procedures specified in ASC 830. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured at the exchange rate in effect at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. Furthermore, for certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of subsidiaries that use peso as their functional currency into YPF’s functional currency (U.S. dollars) are accounted for in other comprehensive income (“OCI”), as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of ASC 830. Assets and liabilities are translated at the current selling exchange rate of Ps.4.30, 3.98 and Ps.3.80 to U.S.$1.00, as of December 31, 2011, 2010 and 2009, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the years ended December 31, 2011, 2010 and 2009, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.1,055 million, Ps.1,570 million and Ps.1,478 million, respectively.

Back to Contents

Under Argentine GAAP, we have proportionally consolidated, net of intercompany transactions, assets, liabilities, net sales, cost and expenses of investees in which joint control is held, and unincorporated legal entities which are not involved in extractive or construction activities. Under U.S. GAAP, these investees are accounted for by the equity method. The proportional consolidation mentioned above generated an increase of Ps.1,247 million, Ps.966 million and Ps.965 million in total assets and total liabilities as of December 31, 2011, 2010 and 2009, respectively, and an increase of Ps.2,312 million, Ps.1,684 million and Ps.1,433 million in net sales and Ps.830 million, Ps.609 million and Ps.551 million in operating income for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Under U.S. GAAP, considering the characteristics of the Argentine market and the effects of certain regulatory provisions described in “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government”, oil properties are grouped into an unique cash generating unit and gas properties are grouped by basin (owing to logistics restrictions), to perform impairment tests. Other long-lived assets are aggregated, so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of ASC 360, by comparing the net book value of such an asset with the expected undiscounted cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, we estimate them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. There were no impairment charges under U.S. GAAP for the fiscal years ended December 31, 2011, 2010 and 2009. The accumulated adjustments under U.S. GAAP of the impairment provisions as of December 31, 2011, 2010 and 2009 were Ps.287 million, Ps.337 million and Ps.498 million, respectively, mainly corresponding to our Exploration and Production segment. The adjusted basis after impairment resulted in lower depreciation under U.S. GAAP by Ps.75 million, Ps.181 million and Ps.173 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

YPF Holdings has a non-contributory defined-benefit pension plan and postretirement and postemployment benefits. On December 31, 2006, under U.S. GAAP, the company adopted the Statement of Financial Accounting Standards (“SFAS”) No. 158 (currently included in ASC 715). Under provisions of ASC 715, the company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements, reducing the company’s shareholders’ equity through the accumulated OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, the actuarial losses and gains are charged to the “Other income/(expense), net” account of the statement of income. For

Back to Contents

a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Notes 12, 13 and 14 to the Audited Consolidated Financial Statements.

Finally, as a result of YPF’s transition from Argentine GAAP to IFRS, which is mandatory for YPF for the fiscal year beginning on January 1, 2012, in future filings we will present financial information prepared in accordance with IFRS as issued by the IASB. Accordingly, we will no longer include a reconciliation to U.S. GAAP.

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

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the Year Ended December 31,

	2011	2010	2009

	(in millions of pesos)
Inventories at beginning of year	3,865	3,066	3,449
Purchases for the year	18,211	9,631	5,873
Production costs(1)	24,841	20,391	16,932
Holding (losses)/gains on inventories	1,089	676	(11)
Inventories at end of year	(6,074)	(3,865)	(3,066)

Cost of sales	41,932	29,899	23,177

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the Year Ended December 31,

	2011	2010	2009

	(in millions of pesos)
Salaries and social security costs	2,470	1,710	1,245
Fees and compensation for services	248	222	189
Other personnel expenses	687	488	359
Taxes, charges and contributions	428	351	277
Royalties and easements	3,518	2,970	2,516
Insurance	175	150	176
Rental of real estate and equipment	951	487	449
Depreciation of fixed assets	5,211	5,036	4,610
Industrial inputs, consumable material and supplies	1,000	825	631
Operation services and other service contracts	3,027	2,228	1,810
Preservation, repair and maintenance	4,038	2,955	2,176
Contractual commitments	88	411	139
Transportation, products and charges	1,215	1,037	927
Fuel, gas, energy and miscellaneous	1,785	1,521	1,428

Total	24,841	20,391	16,932

Back to Contents

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

Results of Operations

Consolidated results of operations for the years ended December 31, 2011, 2010 and 2009

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,

	2011	2010	2009

	(percentage of net sales)
Net sales	100.0	100.0	100.0
Cost of sales	(74.0)	(67.7)	(67.5)

Gross profit	26.0	32.3	32.5
Administrative expenses	(3.3)	(3.2)	(3.2)
Selling expenses	(6.6)	(6.8)	(7.3)
Exploration expenses	(1.0)	(0.8)	(1.6)

Operating income	15.1	21.5	20.4

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Compañía Mega S.A. (Mega), Refinor or Profertil, jointly controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega contributed, after consolidation adjustments, 0.5%, 0.6% and 0.7%, respectively, of our consolidated net sales for 2011, 2010 and 2009. Refinor contributed, after consolidation adjustments, 1.4%, 1.4% and 1.7%, respectively, of our consolidated net sales for 2011, 2010 and 2009. Profertil contributed, after consolidation adjustments, 2.2%, 1.8% and 2.0%, respectively, of our consolidated net sales for 2011, 2010 and 2009.

Back to Contents

Domestic Market	Year Ended December 31,

	2011		2010		2009

Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)

				(in pesos)		(in pesos)
Natural gas	12,170 mmcm	341/mcm	12,238 mmcm	288/mcm	14,238 mmcm	244/mcm
Diesel	8,546 mcm	2,613/m3	8,029 mcm	2,029/m3	7,733 mcm	1,556/m3
Gasoline	3,884 mcm	2,400/m3	3,514 mcm	1,922/m3	3,382 mcm	1,545/m3
Fuel oil	353 mtn	1,997/ton	650 mtn	1,556/ton	529 mtn	1,246/ton
Petrochemicals	665 mtn	2,669/ton	548 mtn	2,175/ton	467 mtn	1,574/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Market	Year Ended December 31,

	2011		2010		2009

Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)

				(in pesos)		(in pesos)
Natural gas	91 mmcm	2,115/mcm	315 mmcm	1,324/mcm	630 mmcm	1,427/mcm
Gasoline	290 mcm	2,730/m3	448 mcm	1,893/m3	777 mcm	1,331/m3
Fuel oil	490 mtn	2,507/ton	677 mtn	1,826/ton	828 mtn	1,384/ton
Petrochemicals(2)	334 mtn	4,038/ton	461 mtn	2,813/ton	414 mtn	1,897/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales. See “—Factors Affecting Our Operations—International oil and gas prices and Argentine export taxes” for more information on the export tax withholding rates applicable to our principal products.
(2)	Includes exports of refined paraffinic.

Net sales

Net sales in 2011 were Ps.56,697 million, representing a 28.4% increase compared to Ps.44,162 million in 2010. This increase was attributable to, among other things, the increases in the volumes sold of gasoline and diesel, to the adequacy of sales prices in the domestic market, as well as a result of the increase in the average international market crude oil price (the average Brent price in 2011 was approximately 40% higher than in 2010), with the corresponding effect in certain products sold in the domestic market which track international prices, such as fuel oil and petrochemicals. However, net sales in 2011 were adversely affected by the temporary suspension of the Petroleum Plus program according to Notes Nos. 707/12 and 800/12 of the Argentine Secretariat of Energy. The effects of the suspension extend, retroactively, to benefits accrued and not yet redeemed by YPF at the time of such suspension, representing a negative impact of approximately U.S.$355 million, taking into account the income recorded under the program in 2010 and the reversal of income recorded in 2011 as a result of the suspension of the program.

Net sales in 2010 were Ps.44,162 million, representing a 28.7% increase compared to Ps.34,320 million in 2009. This increase was attributable to, among other things, the increases in the volumes sold of premium gasoline and premium diesel, to the adequacy of sales prices in the domestic market, as well as a result of the increase in the average international market price of WTI (approximately a 29% increase in the average market price in 2010 compared to 2009), with the corresponding effect in certain products sold in the domestic market which track international prices, such as LPG, jet fuel and petrochemicals. During 2010, we continued with our efforts within the scope of the Petroleum Plus program, reinforcing our commitment towards the exploitation and development of available energetic resources to fulfill domestic demand, which permitted us to record income under such Program.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the years ended December 31, 2011, 2010 and 2009.”

Cost of sales

Cost of sales in 2011 was Ps.41,932 million compared to Ps.29,899 million in 2010, representing a 40.2% increase. The increase is partly attributable to the higher amounts of crude oil purchased from third parties (which

Back to Contents

increased, in part, in order to substitute our decreased production), as well as to the higher average price of crude oil purchased from third parties (which increased by approximately 22% compared to the average purchase price in 2010), and an increase in the imported volumes of low-sulfur diesel (Euro Diesel) and regular diesel (Ultra Diesel), in order to fulfill the higher demand of these products in the domestic market and to satisfy the demand for higher quality products. In 2011, there has also been an increase in the volumes purchased of biofuels (biodiesel and bioethanol), in order to comply with present regulations, as well as in the average purchase prices paid for such biofuels. Additionally, with respect to production costs, there was an increase in royalties, driven mainly by the higher crude oil prices at the wellhead, which was partially offset by the lower volumes produced, as well as generalized cost increases, mainly preservation, repair and maintenance costs, salaries and social security costs and costs of services rendered by third parties. This increase in costs is attributable mainly to our increased activity and upward price pressure in Argentina.

Cost of sales in 2010 was Ps.29,899 million compared to Ps.23,177 million in 2009, representing a 29.0% increase. The increase is partly attributable to the higher average price of crude oil purchased from third parties (which increased by approximately 25% compared to the average purchase price in 2009, whereas the volumes of oil bought from such third parties remained almost unchanged), as well as an increase in the imported volumes of our new low-sulfur diesel (Euro Diesel), gasoline and fertilizers in order to fulfill the higher demand of these products in the domestic market and to satisfy the demand for higher quality products. In 2010, we have also made purchases of biofuels (biodiesel and bioethanol) in order to comply with present regulations. Additionally, within the production expenses, there was an increase in royalties, driven mainly by the abovementioned higher crude oil prices, as well as general increases in costs, mainly in preservation, repair and maintenance, salaries and social security costs and costs related to operation services and other service contracts, caused mainly by upward price pressure, and also in charges related to contractual commitments.

Selling expenses

Our selling expenses were Ps.3,723 million in 2011, compared to Ps.3,015 million in 2010, representing an increase of 23.5%, resulting from increases in transportation expenses, due to higher prices of gasoline and diesel in the domestic market and to increases in the corresponding fees paid for these services, in line with the general upward price pressure in Argentina. Selling expenses have also been affected by increases in wages and higher publicity and promotional expenses.

Our selling expenses were Ps.3,015 million in 2010, compared to Ps.2,490 million in 2009, representing an increase of 21.1%, resulting from increases in transportation expenses, due to higher prices of gasoline and diesel in the domestic market and to increases in the corresponding fees paid for these services.

Administrative expenses

Our administrative expenses increased by Ps.476 million (33.3%) in 2011 compared to 2010 particularly due to increases in wages and social security costs, as well as by increases in fees and compensation for services, mainly related to technology information service contracts and licenses expenses.

Our administrative expenses increased by Ps.327 million (29.7%) in 2010 compared to 2009 particularly due to increases in wages and social security costs, driven mainly by a centralization process of tasks in the corporate departments that previously were carried out in the other business units, as well as by increases in fees and compensation for services, mainly related to technology information service contracts and licenses expenses and institutional publicity expenses.

Exploration expenses

Our exploration expenses increased by Ps.230 million in 2011 compared to 2010, mainly as a result of the expenses incurred in the Malvinas basin exploration campaign during 2011. In addition, in 2011 we continued our search of new energy resources in Argentina, including through the exploration of unconventional resources, which

Back to Contents

implied a significant investment from YPF, with expenditures amounting to approximately Ps.1,731 million in 2011 (Ps.1,121 million higher than in 2010).

Our exploration expenses decreased by Ps.208 million in 2010 compared to 2009, mainly as a result of the high exploration expenses incurred in connection with the offshore dry wells recognized during 2009 (in the Golfo San Jorge Marina and Austral basins), compared to our exploration expenses in 2010 (associated mainly to the Neuquina and Noroeste basins). Our expenditures on exploration activities reached approximately Ps.610 million in 2010.

Operating income

Operating income in 2011 was Ps.8,563 million, compared to Ps.9,475 million in 2010, representing a 9.6% decrease, due to the factors described above.

Operating income in 2010 was Ps.9,475 million, compared to Ps.6,999 million in 2009, representing a 35% increase, due to the factors described above.

Our operating margins (operating income divided by net sales) were 15.1%, 21.5% and 20.4% in 2011, 2010 and 2009, respectively.

Other income/(expense), net

Other expense, net amounted to Ps.62 million in 2011 compared to other expense, net of Ps.155 million in 2010, due mainly to: (i) lower expenses related to legal claims and as a result of the reassessment of certain legal proceedings in light of new developments; (ii) lower expenses related to certain defined benefits pension plans of our wholly controlled subsidiary, YPF Holdings; and (iii) income derived from our insurance coverage in compensation for certain damages that we suffered in our facilities (in the Estrecho de Magallanes platform) in 2010.

Other expense, net amounted to Ps.155 million in 2010 compared to other income, net of Ps.159 million in 2009, due mainly to : (i) higher expenses related to certain defined benefits pension plans of our wholly controlled subsidiary, YPF Holdings; (ii) recoveries related to certain claims brought in 2009, as a result of their reassessment in light of new developments in our legal proceedings; and (iii) income derived from insurance coverage in compensation for certain damages that we suffered in our facilities in 2009.

Financial income/(expense), net and holding gains/(losses)

In 2011, financial expense, net and holding gains, decreased to Ps.347 million, from Ps.379 million in 2010. This decrease is mainly attributable to a Ps.413 million increase in holding gains on inventories valued at replacement cost, as a result of the upward cost pressure in Argentina in 2011, which was partially offset by the higher negative net exchange rate differences in 2011 (Ps.283 million), related to our net liabilities denominated in U.S. dollars, as a result of the higher depreciation of the Argentine peso against the U.S. dollar in 2011 compared to the previous year.

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

Taxes

Income tax expense in 2011 decreased 8.7% to Ps.2,950 million from Ps.3,230 million in 2010 mainly as a result of the lower net income before income tax, as explained above. The effective income tax rates for 2011 and 2010 were 35.77% and 35.81%, respectively, compared to the statutory income tax rate of 35%.

Back to Contents

Income tax expense in 2010 increased 45.6% to Ps.3,230 million from Ps.2,218 million in 2009 mainly as a result of the higher net income before income tax, as explained above. The effective income tax rates for 2010 and 2009 were 35.81% and 37.55%, respectively, compared to the statutory income tax rate of 35%.

For additional information on our income tax expense see Note 3(j) to the Audited Consolidated Financial Statements.

Net income

Net income for 2011 was Ps.5,296 million, compared to Ps.5,790 million in 2010, a decrease of 8.5%. This decrease is mainly attributable to the decrease in operating income described above.

Net income for 2010 was Ps.5,790 million, compared to Ps.3,689 million in 2009, an increase of 57.0%. This increase is mainly attributable to the increase in operating income and the decrease in financial expense described above.

Results of operations by business segment for the years ended December 31, 2011, 2010 and 2009

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2011, 2010 and 2009:

	For the Year Ended December 31,

	2011	2010	2009

	(in millions of pesos)
Net sales(1)
Exploration and Production(2)
To unrelated parties	3,814	4,611	4,757
To related parties	1,166	981	751
Intersegment sales and fees(3)	20,129	17,428	14,473

Total Exploration and Production	25,109	23,020	19,981

Refining and Marketing
To unrelated parties	46,774	34,209	25,733
To related parties	1,004	917	627
Intersegment sales and fees	1,766	1,668	1,202

Total Refining and Marketing	49,544	36,794	27,562

Chemicals
To unrelated parties	2,632	2,445	1,932
Intersegment sales and fees	2,188	1,871	1,105

Total Chemicals	4,820	4,316	3,037

Corporate and Other
To unrelated parties	1,307	999	520
Intersegment sales and fees	651	358	350

Total corporate and others	1,958	1,357	870

Less intersegment sales and fees	(24,734)	(21,325)	(17,130)

Total net sales(4)	56,697	44,162	34,320

Operating income (loss)
Exploration and Production	4,977	6,210	5,379
Refining and Marketing	3,649	3,313	1,896
Chemicals	1,451	874	559
Corporate and Other	(1,383)	(952)	(820)
Consolidation adjustments	(131)	30	(15)

Total operating income	8,563	9,475	6,999

Back to Contents

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company-Exploration and Production-Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimates of Argentine market prices.
(4)	Total net sales include export sales of Ps.6,770 million, 5,678 million and Ps.4,904 million for the years ended December 31, 2011, 2010 and 2009 respectively. The export sales were mainly to the United States, Chile and Brazil.

Exploration and Production

Exploration and Production sales increased to Ps.25,109 million in 2011 from Ps.23,020 million in 2010, representing an increase of 9.1%. Intersegment net sales (substantially all of which relate to intersegment sales of crude oil) increased by Ps.2,701 million during 2011 compared to the prior year mainly as a result of an approximately 26% increase in the average intersegment price in pesos of a barrel of oil (an approximately 20% increase in U.S. dollars), which was partially offset by an approximately 8.4% decrease in the volumes transferred. The average price of natural gas sold in the domestic market increased 18% in 2011 and was driven mainly by price increases in the industry segment of the Argentine market, especially with respect to sales to our subsidiary Mega, whose contractual prices track international prices, which increased along with crude oil international prices. Exploration and Production sales in 2011 were adversely affected by the temporary suspension of the Petroleum Plus program. The effects of the suspension extend, retroactively, to benefits accrued and not yet redeemed by YPF at the time of such suspension, representing a negative impact of approximately U.S.$355 million, taking into account the income recorded under the program in 2010 and the reversal of income recorded in 2011 as a result of the suspension of the program.

Exploration and Production operating income reached Ps.4,977 million in 2011, a 19.9% decrease from Ps.6,210 million in 2010. Increases in crude oil sales were more than offset by an increase in operating expenses. Segment operating expenses increased by approximately 19.8% due mainly to (i) increases in expenses related to operation services and other service contracts undertaken in order to increase and improve our reserves replacement ratio, which increased substantially in 2010 and 2011, (ii) generalized cost increases, and (iii) a Ps.404 million increase in royalties paid, due mainly to the higher value, expressed in pesos, at the wellhead, of hydrocarbons produced (used as the basis for calculation of such royalties), mainly as a result of the higher product prices in 2011 as previously mentioned. The increase in operating expenses is also explained by the effect of the strikes that took place in the Santa Cruz and Chubut provinces during the second quarter of 2011 and the operational costs that we had to face despite the fact that our level of activity was substantially affected in the region during such period.

Our exploration expenses increased by Ps.230 million in 2011 compared to 2010, mainly as a result of the expenses incurred in the Malvinas basin exploration campaign during the present year. It is remarkable as well that our exploration activities in the search of new energetic resources in Argentina, including the exploration of non conventional resources, which implies the concentration of an important portion of our economic resources, continued to be one of our strategic objectives in 2011, with our expenditures on such activities reaching approximately Ps.1,731 million, Ps.1,121 million more than those incurred in 2010.

Average oil production during 2011 reached 273 thousand barrels per day, compared to 293 thousand barrels per day in 2010, decreasing by 6.8%, mainly due to the effect of the strikes referred to above. Natural gas production in 2011 decreased by 10.3% to 1,208 mmcf/d from 1,346 mmcf/d in 2010. In addition to the adverse impact of the

Back to Contents

strikes in the Santa Cruz province, this decline was mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields.

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

Exploration and Production operating income reached Ps.6,210 million in 2010, a 15.4% increase from Ps.5,379 million in 2009, due to the aforementioned increases in crude oil sales, but was partially offset by an increase in operating expenses. Segment operating expenses increased by approximately 15.1% due mainly to (i) increases in expenses related to operation services and other service contracts undertaken in order to increase and improve our reserves replacement ratio, which increased substantially in 2010, (ii) generalized cost increases and higher contractual commitments costs required under present agreements and management estimations, and (iii) a Ps.395 million increase in royalties paid, due mainly to the higher value, expressed in pesos, at the wellhead (used as the basis for calculation of such royalties), of hydrocarbons produced, mainly as a result of higher product prices in 2010 as previously mentioned.

Our exploration expenses decreased by Ps.208 million in 2010 compared to 2009, mainly as a result of the high exploration expenses incurred in connection with the offshore dry wells recognized during 2009 (in the Golfo San Jorge Marina and Austral basins), compared to our exploration expenses in 2010 (associated mainly to the Neuquén and Noroeste basins). Our expenditures on exploration activities reached approximately Ps.610 million in 2010.

Average oil production during 2010 reached 293 thousand barrels per day, compared to 302 thousand barrels per day in 2009. Natural gas production in 2010 decreased by 7.8% to 1,346 mmcf/d from 1,460 mmcf/d in 2009. This decline was mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields.

Refining and Marketing

Refining and Marketing net sales in 2011 were Ps.49,544 million, 34.7% higher than the Ps.36,794 million in net sales recorded in 2010. This increase was attributable, among other factors, to higher volumes sold in the domestic market, especially in the premium lines of diesel and gasoline, as well as to the higher average sale prices of gasoline and diesel sold in the domestic market in 2011 (the most important products in this business segment). Notwithstanding the increase in the average domestic prices of diesel and gasoline, domestic prices of our refined products remained below average international prices, except for the domestic prices of certain refined products that tend to track international prices, such as propylene, which increased in 2011.

Refining and Marketing operating profit increased to Ps.3,649 million in 2011 from Ps.3,313 million in 2010. This increase was mainly due to higher volumes and average sales prices of products sold in the domestic market, which effect was partially offset by the increased operating costs. In addition, purchases of crude oil, which account for approximately 90% of the segment’s operating costs, were made at an average intersegment price (paid to the Exploration and Production business segment) which was 26% higher than in 2010. This increase reflected the adjustments made in crude oil prices in the domestic market among local producers, considering the market evolution and the differences in crude oil qualities. This increase also affected crude oil purchase prices paid to third parties. Further, refining costs (excluding crude oil purchases and transportation costs) increased by approximately 29%, mainly due to increases in operation services and service contract costs, higher energy prices, as well as salary increases. Refining costs per barrel, which we calculate as the segment’s production costs for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.22.9 in 2011, compared to Ps.17.8 in 2010.

Back to Contents

Refinery output in 2011, including 50% of Refinor’s output (we own 50% of Refinor), reached 290 thousand barrels per day, representing a 4.6% decrease compared to 304 thousand barrels per day processed in 2010. This decrease was mainly attributable to certain programmed technical stoppages during 2011, lower crude oil availability in the domestic market and the unions conflicts previously mentioned.

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

Refining and Marketing operating profit increased to Ps.3,313 million in 2010 from Ps.1,896 million in 2009. This increase was mainly due to higher volumes and average sales prices of products sold in the domestic market. In addition, purchases of crude oil, which account for approximately 90% of the segment’s operating costs, were made at an average intersegment price (paid to the Exploration and Production business segment) which was 20% higher than in 2009. This increase reflected the adjustments made in crude oil prices in the domestic market among local producers, considering the market evolution and the differences in crude oil qualities. This increase also affected crude oil purchase prices paid to third parties. Further, refining costs (excluding crude oil purchases and transportation costs) increased by approximately 20%, mainly due to higher energy prices, increases in operation services and service contract costs, as well as salary increases. Refining costs per barrel, which we calculate as the segment’s production costs for the period less crude oil purchase costs, divided by the number of barrels produced during the period, was Ps.17.8 in 2010, compared to Ps.14.8 in 2009.

Refinery output in 2010, including 50% of Refinor’s output (we own 50% of Refinor), reached 304 thousand barrels per day, representing a 1.9% decrease compared to 310 thousand barrels per day processed in 2009.

Chemicals

Net sales increased 11.7% to Ps.4,820 million in 2011 compared to Ps.4,316 million in 2010. This increase was attributable mainly to higher sales prices in the domestic market, particularly with respect to methanol and aromatic products lines, and to higher volumes sold in the domestic market of these products. Additionally, higher volumes were sold and higher prices were received from the sales of octane bases and methanol, which are used in the elaboration of liquid fuels, to the Refining and Marketing business unit.

Operating income increased by 66.0% to Ps.1,451 million in 2011 compared to Ps.874 million in 2010 due mainly to the results obtained from our interest in Profertil S.A. and to the higher margins in various aromatics product lines processed at Ensenada Industrial Complex and in our Methanol Plant. With respect to the results obtained from our interest in Profertil S.A., their increase was attributable to the positive effects of higher urea and other fertilizers volumes sold in the domestic and international markets and the higher average prices of these products both at the domestic and international markets.

Net sales increased 42.1% to Ps.4,316 million in 2010 compared to Ps.3,037 million in 2009. This increase was attributable mainly to higher sales prices in the domestic market, particularly with respect to methanol and aromatic products lines, and to higher volumes of fertilizers sold in the domestic market. Additionally, higher volumes were sold and higher prices were received from the sales of aromatic additives, such as toluene and xylene, which are used in the elaboration of liquid fuels, to the Refining and Marketing business unit. In the international market, net sales rose in 2010, both in terms of volume (essentially, of parafinic refined) and in average prices for exported petrochemical products as a consequence of an upward trend in reference prices in 2010 compared to 2009, consistent with the upward trend in reference prices experienced in other segments.

Operating income increased by 56.4% to Ps.874 million in 2010 compared to Ps.559 million in 2009 due mainly to higher margins in various aromatics product lines processed at Ensenada Industrial Complex. The results obtained from our interest in Profertil S.A. remained stable compared to 2009, as the higher urea and other fertilizer volumes

Back to Contents

sold in the domestic market and the higher average prices of these products both at the domestic and international market, were offset by a sharp diminution in the volumes of urea sold in the international market.

Corporate and others

In fiscal year 2011, operating loss for administrative expenses and other expenses reached Ps.1,383 million, a 45.3% increase over the previous year. The main reasons for the increase were higher salaries and related charges, increases in fees and compensation for services, higher technology information services and licenses expenses and institutional publicity expenses. In addition, there was a slight decrease in the operating income of our controlled company A-Evangelista S.A., and in the earnings related to support services, mainly IT services, provided to related parties, compared to 2010.

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

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of December 31, 2011 and 2010 was Ps.12,767 million and Ps.7,789 million, respectively, consisting of short-term debt (including the current portion of long-term debt) of Ps.8,113 million and long-term debt of Ps.4,654 million as of December 31, 2011, and short-term debt of Ps.6,176 million and long-term debt of Ps.1,613 million as of December 31, 2010. As of December 31, 2011 and 2010, a major part of our debt was denominated in U.S. dollars.

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2011, we had repurchased approximately U.S.$12.6 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Year Ended December 31,

	2011	2010	2009

	(in millions of pesos)
Net cash flows provided by operating activities	12,770	12,726	9,414
Net cash flows used in investing activities	(12,278)	(8,624)	(5,603)
Net cash flows used in financing activities	(1,571)	(3,720)	(2,881)

Net increase/(decrease) in cash and equivalents	(1,079)	382	930
Cash and equivalents at the beginning of period	2,527	2,145	1,215
Cash and equivalents at the end of period	1,448	2,527	2,145

Net cash flow provided by operating activities was Ps.12,770 million in 2011, compared to Ps.12,726 million in 2010. Net cash flow provided by operating activities was Ps.12,726 million in 2010, compared to Ps.9,414 million in 2009. This 35% increase was mainly attributable to higher operating income in 2010 compared to 2009, as explained above.

The main uses of cash in investing and financing activities in 2011 involved Ps.12,289 million in fixed asset acquisitions corresponding mainly to our Exploration and Production business segment and our refineries, and Ps.5,565 million to dividend payments. These uses of cash were also afforded by Ps.3,994 million net cash flow corresponding to proceeds from loans. The main uses of cash in investing and financing activities in 2010 involved Ps.8,729 million in fixed asset acquisitions corresponding mainly to our Exploration and Production business

Back to Contents

segment and our refineries, and Ps.4,444 million to dividend payments. These uses of cash were also afforded by Ps.724 million net cash flow corresponding to proceeds from loans. The principal uses of cash in investing and financing activities in 2009 included Ps.5,636 million in fixed asset acquisitions relating mainly to exploration and development activities in our upstream operations, Ps.4,897 million in dividend payments, while net proceeds from loans reached Ps.2,016 million. Our current financing policy is to use cash flows provided by operating activities and debt to fund both our investing and operating activities. We have several domestic credit lines available from financial institutions in foreign and local currency. We believe that our level of working capital will not affect our business operations, mainly as a result of the expected net cash flow provided by operating activities in 2012.

In the shareholders’ agreement entered into by Repsol YPF and Petersen Energía in connection with the Petersen Transaction, they agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. See “Item 8. Financial Information—Dividend Policy” and “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.” However, following repeated public statements by the Argentine government that YPF had paid too much of its earnings in dividends and requesting the Company to withhold dividend payments for 2010 and 2011 and invest the related funds in exploration and production activities in Argentina, in March 2012, our Board of Directors decided not to pay a cash dividend but rather offer a scrip dividend with respect to 2011 and remaining undistributed prior years’ earnings.

Accordingly, on March 21, 2012, the Board of Directors resolved to make the following proposals to YPF’s shareholders: (i) to transfer Ps.1,057 million included in the ‘Reserve for future dividends’ to ‘Unappropriated retained earnings’(this amount, together with the earnings of the 2011 fiscal year, total Ps.6,353 million); (ii) to carry out a capital increase of Ps.5,789 million (which represents approximately 91.1% of such total); (iii) to assign Ps.299 million to meet the relevant CNV requirements concerning the distribution of profits in connection with deferred negative earnings; and (iv) to assign Ps.265 million, which represents 5% of the 2011 fiscal year earnings, to partially meet the increase in the legal reserve which will be required when the capital increase referred to above is carried out. These proposals as well as our accounting documentation corresponding to Fiscal Year Nº 35, ended December 31, 2011, are expected to be evaluated by our shareholders. On April 23, 2012 the Intervention of the Company has decided to suspend, until further notice, the call notice of the General Ordinary Shareholders’ Meeting to be held on April 25, 2012, in order to guarantee the normality of the meeting and protect the interests of the Company and its shareholders and the transparency in the market. The agenda for that meeting includes the evaluation of our accounting documentation corresponding to Fiscal Year Nº 35. We expect that the new members of our Board of Directors to be appointed at the General Ordinary Shareholders’ Meeting of June 4, 2012 lift the aforementioned suspension. The effect of the foregoing, if approved by our shareholders, will be to pay our dividends with respect to 2011 and remaining undistributed prior years’ earnings in the form of a scrip dividend.

Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may not be able to pay, maintain or increase dividends.”

The shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to U.S.$1,000 million. Proceeds of any offering under this program shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 24, 2009, YPF issued Ps.205 million of Negotiable Obligations “Class I” under this program, which bore variable interest rate and matured in 2011. On March 4, 2010, YPF issued Ps. 143 million of Negotiable Obligations “Class II” under this program, which bore variable interest rate and matured in 2011, and U.S.$70 million of Negotiable Obligations “Class III”, which bear a fixed interest rate and will mature in 2013. As of December 31, 2011, the Company had fully complied with the use of proceeds disclosed in the pricing supplement relating to each of these classes of Negotiable Obligations and Negotiable Obligations “Class I” and “Class II” had been fully paid. Additionally, on June 21, 2011, YPF issued Ps.300 million of Negotiable Obligations “Class V” under this program, which bear a variable interest rate and will mature in 2012. The securities referred to above have been authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina, while outstanding.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2011, plus accrued but unpaid interest through December 31, 2011:

Back to Contents

	Expected Maturity Date

	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years

	(in millions of pesos)
Debt(1)	12,767	8,113	2,051	761	45	1,205	592

(1)	See “Item 3. Key Information-Risk Factors—Risks Relating to Argentina—A significant portion of our outstanding financial indebtedness contains covenants that prohibit a change in the control of the Company or a nationalization event and we may be required to repay some or all of our outstanding debt” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our access to international capital markets and the market price of our shares are influenced by the perception of risk in Argentina and other emerging economies. Recent developments in Argentina may adversely affect our ability to finance our operations and the trading values of our securities.”

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the years indicated below, as of December 31, 2011:

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	(in millions of U.S.$)(5)
Debt(1)	3,038	1,973	800	58	207
Operating Lease Obligations	623	296	232	69	25
Purchase Obligations(2)	2,416	863	696	456	401
Purchases of services	1,267	417	297	204	349
Purchases of goods	1,150	446	399	253	51
LPG	29	12	16	—	—
Electricity	77	16	24	22	15
Gas	313	104	106	83	20
Oil	430	98	196	135	—
Steam	43	5	10	10	17
Others	259	211	46	2	—
Other Liabilities(3)	4,875	3,089	297	241	1,248

Total(3)(4)	10,953	6,222	2,025	825	1,882

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2011 for all periods.
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$678 million as of December 31, 2011, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, we are also committed to carry out exploration activities in certain exploration areas and to make certain investments and expenditures until the expiration of some of our concessions. These commitments amounted to approximately U.S.$8.9 billion as of December 31, 2011.
(5)	The table is presented in U.S.$, which is the Company’s functional currency, and not in its reporting currency, as the majority of the Company’s contractual obligations are originally denominated in U.S.$.

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided” below.

Back to Contents

Covenants in our indebtedness

Our financial debt generally contains customary covenants. With respect to a significant portion of our financial debt totaling Ps.12,767 million, including accrued interest (long- and short-term debt) as of December 31, 2011, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 21% of our financial debt outstanding as of December 31, 2011 was subject to financial covenants related to our leverage ratio and debt service coverage ratio.

In addition, a significant portion of our financial debt, totaling approximately U.S.$1,600 million as of the date of this annual report (U.S.$2,000 million as of December 31, 2011), provides that certain changes in control and/or nationalization events with respect to us may constitute an event of default. In addition, our outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt having changes in control and/or nationalization events provisions goes into default or is accelerated. While as of the date of this annual report we have not received any default notification or debt acceleration request, we may be required to repay some or all of our outstanding debt as a result of the passage of the Expropriation Law. Our management is actively pursuing formal waivers from the corresponding financial creditors. In case those waivers are not obtained and immediate repayment is required, the Company could face short-term liquidity problems. However Management expects that in such case it could obtain financing from several sources, including the Company’s operating cash flows and available credit lines.See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—A significant portion of our outstanding financial indebtedness contains covenants that prohibit a change in the control of the Company or a nationalization event and we may be required to repay some or all of our outstanding debt.”

Guarantees provided

As of December 31, 2011, we had signed a guarantee in relation to a loan that Central Dock Sud S.A. had borrowed from the European Investment Bank in 2001. As of December 31, 2011 the carrying amount (and maximum potential amount of future payments) of the guarantee was approximately U.S.$9.4 million, consisting of U.S.$8.6 million of principal, plus a 9% cap which covers any sum of interest, commission, liquidated damages, charge or expense or any other sum which is expressed to be payable by the borrower to the bank. The guarantee triggers in the event of a lack of payment of any guaranteed amount by Central Dock Sud S.A. The corresponding loan matures in 2013.

Furthermore, we have issued letters of credit in an aggregate total amount of U.S.$51.32 million to guarantee certain environmental obligations and guarantees in an aggregate amount of U.S.$29.42 million in relation with the performance of contracts of certain of our controlled companies.

Capital investments, expenditures and divestitures

Capital investments and expenditures

Capital investments in 2011 totaled approximately Ps.13,639 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2011, 2010 and 2009.

	2011		2010		2009

	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	9,125	67	6,274	70	4,322	74
Refining and Marketing	3,186	23	1,826	20	1,177	20
Chemicals	1,098	8	712	8	155	3
Corporate and Other	230	2	149	2	178	3

Total	13,639	100%	8,961	100%	5,832	100%

Back to Contents

Given the recent passage of the Expropriation Law, we are developing our new business plan and the related new investment, economic and dividend policy for the Company. Our new business plan will be designed in accordance with the goals set forth in the Expropriation Law. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

Capital divestitures

We have not made any significant divestitures in the past three years.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. Our only off-balance sheet arrangements are those described in “—Liquidity and Capital Resources—Guarantees provided.”

ITEM 6. Directors, Senior Management and Employees

Management of the Company under the Intervention

On April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the temporary intervention of the Company (the “Intervention”) for a period of thirty (30) days, with the aim of securing the continuity of its business and the preservation of its assets and capital, securing fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law, are met. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to Julio M. De Vido, the Intervenor who, as of the date of this annual report performs the functions of our Principal Executive Officer and Principal Financial Officer. In addition, the Intervenor has appointed the following delegates:

•	Deputy Intervenor, Mr. Axel Kicillof (Decree No. 532/2012);

•	Delegate for the Corporate Legal Services Division, Mr. Rodrigo Cuesta;

•	Delegate for the Administrative and Tax Division and the Finance Division, Mr. Nicolás Arceo;

•	Delegate for the Human Resources Division, Mr. Juan Manuel Abud;

•	Delegate for the Upstream Executive Division, Mr. Exequiel Espinoza;

•	Delegate for the Downstream Executive Division, Mr. Walter Fagyas;

•	Delegate for the Commercial Executive Division, Mr. Emanuel Agis; and

•	Delegate for the Industrial Subsidiaries Division, Mr. Juan José Carbajales.

In addition, a General Operations Unit has been created to optimize and streamline the daily management of the Company and its activities. The General Operations Unit is formed by Mr. Roberto Baratta, Mr. Antonio Pronsato, Mr. Damian Camacho, Mr. Luis Vitullo, the delegates of the Intervenor mentioned above, and the Intervention General Secretariat, which is lead by Mr. Juan Strada.

On May 7, 2012, through Decree No. 676/2012 of the National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. We expects that Intervention will be extended up to our next shareholders’ meeting to be held on June 4, 2012.

Set forth below is a summary of the professional experience of Mr. Miguel Galuccio and Mr. Nicolás Arceo.

Back to Contents

Miguel Galuccio

Mr. Galuccio holds a degree in oil engineering from the Technological Institute of Buenos Aires. Until April 16, 2012, Mr. Galuccio formed part of the management team of Schlumberger in London. He has more than 20 years of international experience in the oil and gas industry. During his career at Schlumberger, he has held the positions of Real Time Reservoir Manager, Mexico and Central America General Manager, President of Integrated Project Management – IPM and President of Production Management. In 2011, he created the strategic “Schlumberger Production Management” division, based in London, which he led until joining YPF. Throughout his career at Schlumberger, Mr. Galuccio has led companies and working teams in the United States, Middle East, Asia, Europe, Latin America, Russia and China. Prior to joining Schlumberger, he worked at YPF where he participated in the Company’s internationalization process as Manager within Maxus Energy. During his career at YPF, he held among others the positions of Development Manager – YPF Division South, Asset Manager Advisor at Maxus – YPF International and Business Unit Manager at Maxus – YPF International. On May 7, 2012, through Decree No. 676/2012 of the National Executive Power, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention period.

Nicolás Arceo

Mr. Arceo has received degrees in economy from the University of Buenos Aires. He holds a PhD in Social Science and a Master’s Degree in Economy Politics from the Latin-American Faculty of Social Sciences. Mr. Arceo is Undersecretary of Economy Planning of the Ministry of Economy of the Republic of Argentina and has been appointed Delegate for the Administrative and Tax Division and the Finance Division of YPF during the Intervention period.

The information provided below describes the composition and responsibilities of our Board of Directors and committees as of the date prior to the Intervention (April 16, 2012). While none of our Board committees have been terminated and our Board of Directors has not been dissolved, they are currently devoid of any powers, functions or duties, as such powers, functions or duties have been temporarily assumed by the Intervenor.

In compliance with the provisions of the Expropriation Law, the CNV has convened a general shareholders’ meeting for June 4, 2012. The removal of all regular members and alternate members of our Board of Directors and our Supervisory Committee will be submitted for their approval. In addition, such general shareholders’ meeting will fix the number of regular and alternate members of our Board Directors and Supervisory Committee and appoint their new regular and alternate members. The Argentine government and the governments of certain provinces will be able to appoint a majority of the members of our Board of Directors. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

We expect that the new members of our Board of Directors, once appointed, will determine the composition and size of our Board committees.

Board of Directors

The information provided below describes the composition and responsibilities of our Board of Directors as of the date prior to the Intervention (April 16, 2012). The powers, functions or duties of our Board of Directors have been temporarily assumed by the Intervenor and its delegates. See “—Management of the Company under the Intervention.”

Composition of our Board of Directors as of the date prior to the Intervention (April 16, 2012)

Our business and affairs were managed by the Board of Directors in accordance with our by-laws and the Argentine Corporations Law No. 19,550 (the “Argentine Corporations Law”). Our by-laws provide for a Board of Directors of 11 to 21 members, and up to an equal number of alternates. Alternates are those elected by the

Back to Contents

shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings and as long as they perform the duties of a director.

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary meeting held on April 26, 2011, our Board of Directors is composed of 17 directors and 12 alternates.

In accordance with our by-laws, the Argentine government, sole holder of Class A shares, is entitled to elect one director and one alternate. On November 5, 2010, our Board of Directors discussed the resignation handed in by the director representative of Class A shares. A replacement had not yet been appointed as of the date prior to the Intervention (April 16, 2012).

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

The members of our Board of Directors, the year in which they were appointed and the year their term of appointment expired were as follows as of the date prior to the Intervention (April 16, 2012):

Name	Position	Age	Director Since	Term Expiration

Antonio Brufau Niubo	Chairman and Director	64	2004	2013
Enrique Eskenazi	Vice-Chairman and Director	86	2008	2013
Sebastián Eskenazi	Executive Vice-Chairman, Chief Executive Officer (CEO) and Director	48	2008	2013
Antonio Gomis Sáez	Repsol Argentina General Director, Assistant Director to the CEO and Director	59	2007	2013
Aníbal Guillermo Belloni	Director	77	2008	2013
Mario Blejer	Director	63	2008	2013
Carlos Bruno	Director	63	2005	2013
Roberto Baratta	Director	38	2011	2012
Carlos de la Vega	Director	71	1993	2013
Matías Eskenazi Storey	Assistant Director to the CEO and Director	43	2008	2013
Carlos Arnoldo Morales-Gil	Director	57	2011	2013
Salvador Font Estrany	Director	61	2008	2013
Federico Mañero	Director	55	2005	2013
Miguel Martínez San Martín	Director	53	2011	2013
Luis Suárez de Lezo Mantilla	Director	60	2008	2013
Javier Monzón	Director	56	2005	2013
Mario Vázquez	Director	76	2008	2013
Alejandro Quiroga López	Alternate Director	49	2004	2013
Alfredo Pochintesta	Alternate Director and Commercial Executive Director	59	2008	2013
Tomás García Blanco	Alternate Director and Upstream Executive Director	47	2008	2013

Back to Contents

Name	Position	Age	Director Since	Term Expiration

Fernando Dasso	Alternate Director and Director of Human Resources	46	2008	2013
Carlos Jiménez López	Alternate Director and Director of Management Control	55	2008	2013
Carlos Alfonsi	Alternate Director and Downstream Executive Director	51	2008	2013
Ángel Ramos Sánchez	Alternate Director and Director of Administration and Tax	55	2009	2013
Ezequiel Eskenazi Storey	Alternate Director	51	2008	2013
Mauro Renato José Dacomo	Alternate Director and General Counsel	48	2008	2013
Ignacio Cruz Moran	Alternate Director and COO	41	2008	2013
Eduardo Ángel Garrote	Alternate Director	60	2008	2013
To be appointed *	Alternate Director	—	—	—

*	Representing our Class A shares.

Alternate Director Alejandro Quiroga López, who owned 4,000 Class D shares as of April 13, 2012 (representing approximately 0.001% of our Class D shares outstanding as of such date), was the only director who owned shares in YPF. In addition, Sebastián Eskenazi, Enrique Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey control Petersen Energía and PEISA (the “Petersen Group”), which own 25.46% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Pursuant to the shareholders’ agreement between Repsol YPF and Petersen Energía, the composition of our Board of Directors had to reflect a proportional representation of Repsol YPF’s and Petersen Energía’s interests in our capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.”

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, is elected by the Board of Directors to serve for a two-year term, but not to exceed his term as director. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

Outside business interests and experience of the members of our Board of Directors as of the date prior to the Intervention (April 16, 2012)

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

Enrique Eskenazi

Mr. Eskenazi graduated with a chemical engineering degree from the Universidad Nacional del Litoral. In 2008, Mr. Eskenazi was appointed Vice Chairman and Director of YPF. He is the Co-Chief Executive Officer of Marviol S.R.L. and the President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Fundación Banco San Juan, Fundación Banco Santa Cruz, Fundación Nuevo Banco de Santa Fe, Fundación Nuevo Banco de Entre Ríos, Mantenimientos y Servicios S.A., Petersen, Thiele y Cruz S.A., Estacionamientos Buenos Aires S.A, Petersen Energía Pty. Ltd., Agro Franca S.A. and Fundación YPF. Mr. Eskenazi is the father of Messrs. Sebastián Eskenazi and Matías and Ezequiel Eskenazi Storey.

Back to Contents

Sebastián Eskenazi

In March 2008, Mr. Eskenazi was appointed Executive Vice-Chairman, Chief Executive Officer and Director of YPF. He is the Co-Chief Executive Officer of Marviol S.R.L. and President of Arroyo Lindo S.A. Mr. Eskenazi is Vice President of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), and Nuevo Banco de Santa Fe S.A. He is member of the Board of Directors of Petersen Energía Pty. Ltd., Petersen Energía S.A. (Spain) and Petersen Energía Inversora S.A. (Spain), and alternate director in Banco de San Juan S.A., Banco de Santa Cruz S.A., and Nuevo Banco de Entre Ríos. Mr. Eskenazi is the son of Mr. Enrique Eskenazi and brother of Messrs. Matías and Ezequiel Eskenazi Storey.

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

Back to Contents

Roberto Baratta

Mr. Baratta graduated in International Trade from University of Lujan. He also holds an M.B.A. from the University of Buenos Aires. Since 2003, he has been the Under-Secretary of Coordination and Management Control in the Ministry of Planning, Public Investment and Services of Argentina. Previously, he was a private and public consultant.

Carlos de la Vega

Mr. de la Vega was director of La Caja ART from 1996 to 2004 and director of Luncheon Tickets from 1991 to 1998. Since April 2003 he has been president of the Argentine Chamber of Commerce, a position he also held from 1988 to 1993. He has been a member of our Board of Directors for Class D shares since 1993, and until 1996 he was director of Institutional Relations of Ciba-Geigy Argentina. He has been a member of our Audit Committee from 1993 to 1997 and since 2004.

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

Carlos Arnoldo Morales-Gil

Mr. Morales-Gil holds a degree in Petroleum Engineering from the National Autonomous University of Mexico and a Master’s Degree in Science (specializing in Petroleum Engineering) from Standford University, as well as a degree in Project Management and Evaluation from Harvard University. Mr. Morales-Gil was responsible for the Master’s Degree in Petroleum Engineering and lectured courses on Reservoir Engineering and Hydrocarbon Thermodynamics at the National Autonomous University of Mexico. He is currently General Director of Pemex Exploration and Production. During his career at Petroleos Mexicanos, he held the positions of Deputy Director of Planning, Deputy Director of the Southern Region, Planning Manager, Production Manager, Production Facilities Project Coordinator, Deputy Manager of Reservoir Management, Deputy Manager of Applied Computing and Reservoir Engineer, all within Pemex-Exploration and Production. Before joining Pemex, he worked at the Mexican Institute of Petroleum, where he developed foaming agents for gas wells. Outside of Petroleos Mexicanos, he has been Manager of Operations in the Liquid Storage Department of the company Transportación Marítima Mexicana. He is an active member of the Society of Petroleum Engineers (SPE), of which he has been a member of the Board of Directors. He is a member of the World Energy Council (WEC), the Mexico Chapter of which he has been President, and of the Academy of Engineering (AI). He is also member of the Association of Petroleum Engineers of Mexico (AIPM) and the College of Petroleum Engineers of Mexico (CIPM). He is currently President of the U. M. A. I. (Mexican Union of Engineering Associations) for the period 2011-2014. He has received both the State of Tabasco Engineering Award and the AIPM’s Miguel Ángel Zenteno Award and in June 2009 he was granted the National Petroleum Engineering Award by the College of Petroleum Engineers of Mexico.

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

Back to Contents

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

Miguel Martínez San Martín

Mr. Martínez San Martín graduated as Industrial Engineer from the Higher Technical School of Industrial Engineering of Madrid and is a financial information systems specialist. He has been Managing Auditor at Arthur Andersen and CFO at both Elosua and Page Ibérica.

In 1993, he joined Repsol YPF as Chief Financial Officer of Refining and Repsol Comercial, where he was also Director of the company-owned-and-operated network, CAMPSA Red. He has held the positions of Director of Repsol YPF Service Stations in Europe and of Executive Director for Corporate Strategy and Development of Repsol YPF. In 2007, he was appointed Repsol YPF’s Executive Director of Operations. He is currently Repsol YPF’s Chief Financial Officer and Director of Affiliated Companies.

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

Back to Contents

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

Alfredo Pochintesta

Mr. Pochintesta has received degrees in public accounting and administration from the University of Buenos Aires. Mr. Pochintesta worked as a planning and administration manager in Pluspetrol Energy S.A., planning manager in Petrosur S.A. and senior auditor at PriceWaterhouseCoopers. He worked for Astra for more than 18 years as CFO and since 1990 as head of the Gas and Electricity Division. Mr. Pochintesta joined YPF in 1999 when YPF merged with Astra. He was in charge of the LPG business for Latin America from 1999 to January 2005, when he was appointed marketing director. He also serves as director of a number of other companies. As of the date prior to the Intervention (April 16, 2012), Mr. Pochintesta was our Commercial Executive Director.

Tomás García Blanco

Mr. García Blanco graduated with a degree in mining engineering from Oviedo University, a certificate in petroleum engineering from Oil & Gas Consultants International in Tulsa, Oklahoma and an IMD Managing Corporate Resources degree from Laussane University. He has developed his Exploration and Production career internationally in Spain, the United States, Egypt, Libya, Venezuela and Argentina. Mr. García Blanco has held several positions in Repsol YPF, including field engineer, reservoir engineer, production engineer, development manager, production manager, operations manager, business unit manager, director of technical staff. As of the date prior to the Intervention (April 16, 2012), Mr. García Blanco was our Upstream Executive Director.

Fernando Dasso

Mr. Dasso graduated with a labor relations degree from the University of Buenos Aires. In 1993, he joined our company and has held several positions within our company ever since. In 2006, he was appointed Director of Human Resources in the Exploration and Production business unit for Argentina, Bolivia and Brazil. As of the date prior to the Intervention (April 16, 2012) and since June 2007, Mr. Dasso was our Director of Human Resources.

Carlos Jiménez López

Mr. Jiménez graduated with a degree in chemical engineering from the Complutense University of Madrid, Spain and received a master’s degree in business administration and financial management from the Polytechnic University of Madrid. In addition, he completed the Program of Management Development (Programa de Desarrollo Directivo) at the Institut Européen d’Administration des Affaires (INSEAD). Mr. Jiménez began his professional career as a Process and Startup Engineer in 1980 with a leading engineering and construction company, while also being employed as Professor at the Complutense University of Madrid. In 1986, he joined Petronor, S.A., part of the Repsol YPF group, as head of the Department of Technical Studies in the area of commercial planning and coordination. In 1999, he became Director of Refining in the area of strategic planning and development of Repsol YPF. During the period 2002 to 2004, he was Director of the Refining and Marketing business unit in Brazil. From 2004 to 2007, he was Technical Director of Refining and Logistics. In addition, Mr. Jiménez is a member of the boards of directors of Oiltanking-Ebytem S.A., Oldelval S.A. and OTA and OTC S.A. He is also the President of the Refinery Committee of ARPEL. As of the date prior to the Intervention (April 16, 2012), Mr. Jimenez was our Director of Management Control.

Carlos Alfonsi

Mr. Carlos Alberto Alfonsi graduated with a chemistry degree from Universidad Tecnológica of Mendoza, Argentina, an IMD Managing Corporate Resources degree from Lausanne University and studied at the

Back to Contents

Massachusetts Institute of Technology. In 1987, he joined our company and has held several positions in our company and Repsol YPF, including operations manager, director of the La Plata refinery, operational planning director, trading and transport director for Latin America, refinery and marketing director in Peru, country manager for Peru, and R&M for Peru, Chile, Ecuador and Brazil. As of the date prior to the Intervention (April 16, 2012), Mr. Alfonsi was our Downstream Executive Director.

Ángel Ramos Sánchez

Mr. Ramos Sánchez received a degree in Economics and Business Studies from the Universidad Autónoma de Madrid. He has been a director in different areas of Repsol YPF’s financial department since 1992. As of the date prior to the Intervention (April 16, 2012), Mr. Ramos was our Director of Administration and Tax.

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

Mauro Renato José Dacomo

Mr. Dacomo graduated with a law degree from the University of Buenos Aires, and is Partner at ABD law firm. He is also President of Inwell S.A. and Los Boulevares S.A. Mr. Dacomo serves as General counsel to Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A. and Fundación Nuevo Banco de Entre Ríos S.A. He is an alternate member of the Board of Directors of Petersen Energía S.A. (Argentina), Arroyo Lindo S.A. and Nuevo Banco de Santa Fe S.A., and member of the Board of Directors of Inwell S.A. and Nuevo Banco de Entre Ríos S.A. Mr. Dacomo is also Director and Secretary of Petersen Energia S.A. (Spain). As of the date prior to the Intervention (April 16, 2012), and since February 2010. Mr. Dacomo was our General Counsel and Secretary of Board of Directors.

Ignacio Cruz Moran

Mr. Moran has received degrees in public accounting from the University of Buenos Aires. He is an alternate member of the Board of Directors of Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Red Link S.A. and member of the Board of Directors of Banco de San Juan S.A., Nuevo Banco de Entre Ríos S.A., ACH S.A. and Petersen Energía S.A. (Spain). As of the date prior to the Intervention (April 16, 2012), Mr. Moran was our Chief Operating Officer.

Eduardo Ángel Garrote

Mr. Garrote graduated with a degree in architecture from the University of Buenos Aires. He is a member of the Board of Directors of Nuevo Banco de Santa Fe S.A., and alternate member of the Board of Directors of Nuevo Banco de Entre Ríos S.A. Mr. Garrote also serves as General Manager of Petersen, Thiele y Cruz S.A.

Board practices

The information provided below describes the composition and responsibilities of our Board of Directors as of the date prior to the Intervention (April 16, 2012). The powers, functions or duties of our Board of Directors have been temporarily assumed by the Intervenor and its delegates. See “—Management of the Company under the Intervention.”

Board practices of our Board of Directors as of the date prior to the Intervention (April 16, 2012)

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

Back to Contents

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

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee as of the date prior to the Intervention (April 16, 2012). The powers, functions and duties of our Audit Committee have been temporarily assumed by the Intervenor and its delegates. See “—Management of the Company under the Intervention.”

Composition and responsibilities of our Audit Committee as of the date prior to the Intervention (April 16, 2012)

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

Our Audit Committee was created on May 6, 2004. The members of the Audit Committee as of the date prior to the Intervention were: president Mario Vázquez, members Mario Blejer, Carlos de la Vega, Federico Mañero and Carlos Bruno.

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

Back to Contents

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

Activities of the Audit Committee prior to the Intervention (April 16, 2012)

The Audit Committee, which pursuant to its regulations shall meets as many times as needed and at least once every quarter, held 7 meetings between March 2011 and March 2012.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Audit Committee periodically reviews economic and financial information relating to us, supervises the internal financial control systems and oversees the independence of the external auditors.

Economic and financial information

With the help of the Director of Administration and Tax and considering the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2011, and comparative information, included in our report on Form 6-K submitted to the SEC on March 7, 2012.

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

As of the date prior to the Intervention (April 16, 2012), our internal control system for financial reporting was aligned with the requirements established by Section 404 of the Sarbanes-Oxley Act, a process supervised by the Audit Committee. These regulations require that, along with the annual audit, a report must be presented from our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting, accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department. Our external auditor reported on our internal control system for financial reporting as of December 31, 2011.

Relations with the external auditors

The Audit Committee maintains a close relationship with the external auditors, allowing it to make a detailed analysis of the relevant aspects of the audit of financial statements and to obtain detailed information on the planning and progress of the work.

Back to Contents

The Audit Committee also evaluates the services provided by our external auditors, determines whether the condition of independence of the external auditors, as required by applicable law, is met and monitors the performance of external auditors to ensure that it is satisfactory.

As of December 31, 2011, and as a consequence of the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.R.L. as our external auditors of the financial statements for the year ending December 31, 2012. The shareholders are expected to consider the designation of Deloitte & Co. S.R.L. as external auditors of the financial statements for the year ended December 31, 2012 in a shareholders’ meeting to be celebrated this year.

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

As of the date prior to the Intervention (April 16, 2012), Messrs. Carlos Bruno, Carlos de la Vega, Federico Mañero, Mario Vázquez and Mario Blejer qualified as independent members of our Board of Directors under the above-described criteria.

Disclosure Committee

The information provided below describes the composition and responsibilities of our Disclosure Committee as of the date prior to the Intervention (April 16, 2012). The powers, functions and duties of our Disclosure Committee have been temporarily suspended during the Intervention as thirteen members of our senior management are suspended in their functions during the Intervention of the Company. We expect that the new Board of Directors to be appointed by our next general shareholders’ meeting, expected to be held on June 4, 2012, will confirm them or replace them by appointing new senior managers. See “–-Management of the Company under the Intervention.”

Composition and responsibilities of our Disclosure Committee as of the date prior to the Intervention (April 16, 2012)

In February 2003, we created a Disclosure Committee to:

•	monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

•	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or which is generally released to the markets;

•	direct, establish and maintain internal control systems that are adequate and efficient to ensure that our financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by us, are accurate, reliable and clear;

Back to Contents

•	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed;

•	assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus” —SEC Release number 33-8124), in relation to the support for the certifications by our Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by us of adequate procedures and controls for the generation of the information to be included in its annual reports on Form 20-F, and other information of a financial nature;

•	take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance by us of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the CNV and other regulators of the stock markets on which our stock is traded; and

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

As of the date prior to the Intervention of the Company, the Disclosure Committee was composed of the following people:

Name	Position

Sebastián Eskenazi	Chief Executive Officer
Antonio Gomis Sáez	General Director Repsol Argentina
Ignacio Cruz Moran	Chief Operating Officer
Guillermo Reda	Chief Financial Officer and President of the Disclosure Committee
Mauro Renato José Dacomo	General Counsel and Secretary of the Disclosure Committee
Tomás García Blanco	Upstream Executive Director
Alfredo Pochintesta	Commercial Executive Director
Carlos Alfonsi	Downstream Executive Director
Matías Eskenazi Storey	Assistant Director to the CEO
Teodoro Marcó	Director of Industrial Subsidiaries
Carlos Jiménez	Director of Management Control
Ángel Ramos Sánchez	Director of Administration and Tax
Sergio Resumil	Director of Communication
Fernando Dasso	Director of Human Resources
Juan Carlos Miranda	Media Director
Rubén Marasca	Director of Internal Audit

Back to Contents

Name	Position

Aquiles Rattia	Director of Reserves Control
Juan Bautista Ordoñez	Director of Institutional Affairs

Guillermo Reda was the President of the Disclosure Committee. Mr. Reda has received degrees in public accounting from the University of Rosario. He has worked as the Money Desk Manager of Nuevo Banco de Santa Fe S.A. and served as our financial manager until February 2010. As of the date prior to the Intervention of the Company, Mr. Reda was our Chief Financial Officer.

Share Ownership of Executive Officers

None of our executive officers as of the date prior to the Intervention of the Company owned any of our shares or held vested options to purchase YPF stock as of April 9, 2012. None of our current executive officers owned any of our shares or held vested options to purchase YPF stock as of May 11, 2012.

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies.

In accordance with the NYSE corporate governance rules, as of July 31, 2005, all members of the Audit Committee were required to be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE and SEC. Each of the members of our Audit Committee as of the date prior to the Intervention was determined to be independent in accordance with the applicable NYSE and SEC rules.

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

Singe the passage of Decree No. 530/12 of the National Executive Power, which provides for the Intervention of YPF, all powers, duties and responsibilities of the Audit Committee of the Company have been transferred to the government-appointed Intervenor. Accordingly, since April 16, 2012, the Company no longer has an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. If we fail to cure this deficiency, NYSE rules provide that the NYSE may initiate suspension and delisting procedures with respect to our securities. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Class D Shares and ADSs—We are currently not in compliance with NYSE continued listing requirements regarding our Audit Committee and are at risk of being delisted from the NYSE.”

The following is a summary of the significant differences between our corporate governance practices prior to the Intervention and those applicable to U.S. companies under the NYSE listing standards. Because more than 50% of our voting stock was then held by another company, Repsol YPF, we would not have been required to comply with the following NYSE corporate governance requirements even if we had been a U.S. company: (i) having a majority of independent directors, (ii) corporate governance committee requirements, and (iii) compensation committee requirements.

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

Back to Contents

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

Compensation of members of our Board of Directors and Supervisory Committee

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

For the year ended December 31, 2011 the aggregate compensation accrued or paid to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps.110 million. During 2011, YPF’s performance-based compensation programs included a bonus plan for approximately 7,000 employees. This bonus plan provided for cash to be paid to its participants based on a measurable and specific set of objectives under Repsol YPF’s Management by Objectives program and the results of the review of individual performance. All of the participants were non-unionized YPF employees. The participation of each eligible employee in the bonus plan ranged from 10% to 45% of such employee’s annual base salary. Bonus percentages were fixed by the president of Repsol YPF with the approval of Repsol YPF’s Compensation Committee at the beginning of each calendar year. The amount set aside or accrued by YPF to provide pension, retirement or similar benefits to members of its Board of Directors amounted to a total of Ps.8.6 million in 2011.

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

Back to Contents

Committee.” For the year 2011, the aggregate compensation paid to the members of the Supervisory Committee was Ps.2.27 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires

Silvana Rosa Lagrosa	A	53	2007	2012(*)
Juan A. Gelly y Obes	D	56	2005	2012(*)
Israel Lipsich	D	87	2008	2012(*)
Santiago C. Lazzati	D	74	2005	2012(*)
Carlos María Tombeur	D	56	2008	2012(*)
Gustavo Adolfo Mazzoni	A	60	2010	2012(*)
Arturo F. Alonso Peña	D	61	2007	2012(*)
Oscar Oroná	D	64	2008	2012(*)
Edgardo A. Sanguineti	D	61	2008	2012(*)
Rubén Laizerowitch	D	57	2008	2012(*)

(*)	Members of our Supervisory Committee are appointed in connection with a fiscal year. Our shareholders, in the general ordinary shareholders’ meeting to be held on June 4, 2012 will appoint the members of our Supervisory Committee for fiscal year 2012.

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

Back to Contents

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

Back to Contents

Servicios S.A., and INWELL S.A., and is a member of Supervisory Committee of Nuevo Banco de Santa Fe S.A., Banco de San Juan S.A., and Nuevo Banco de Entre Ríos S.A. He is also an alternate member of the Supervisory Committee of Banco Santa Cruz S.A.

Employee Matters

As of December 31, 2011, we had 16,048 employees, including 7,644 employees of the Refining and Marketing business segment, 2,784 employees of the Exploration and Production business segment, 136 employees of the Chemicals business segment and 5,484 employees of the Corporate and Other segment. Approximately 42% of our employees are represented by the labor union “Federación Sindicatos Unidos Petroleros e Hidrocarburíferos” (SUPeH) that negotiates with us labor agreements and salaries which apply to YPF and OPESSA unionized employees. The SUPeH is permanently negotiating with us, and we maintain a good level of communication. In general, requests of labor unions related to the petrochemical industry were consistent with general wage increases given by the General Unions Confederation (Confederación General del Trabajo or “CGT”).

In 2011 we began negotiations with the SUPeH, that resulted in the extension of our agreements with such unions until the end of 2014. The negotiations involved the economic and social conditions for employees of ours and of third parties that are addressed in the labor agreement. We consider our current relations with our workforce to be generally good.

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

As of December 31, 2011, YPF was a party in approximately 1,811 labor lawsuits which relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and character of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

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

As of December 31, 2011 there were also approximately 30,000 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents

Back to Contents

recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2011.

Employees by Business Units

Exploration and Production	2,784
Refining and Marketing	7,644
Chemicals	136
Corporate and Other(1)	5,484

Total YPF	16,048

(1)	Includes 3,763 employees of A-Evangelista S.A. and its subsidiaries.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location

Argentina	14,511
Rest of South America	1,508
United States	29

Total YPF	16,048

ITEM 7. Major Shareholders and Related Party Transactions

The Expropriation Law has significantly changed our shareholding structure. The Class D shares expropriated from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.”

As of the date of this annual report, the transfer of the expropriated shares between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which expropriated shares are allocated must enter a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The following table sets forth information relating to the beneficial ownership of our shares as of May 7, 2012:

	Number of shares	(%)

Repsol YPF(1)	225,890,313	57.43%
Petersen Group(2)	100,145,077	25.46%
Public(3)	67,225,593	17.09%
Argentine federal and provincial governments(4)	11,388	<0.01%
Employee fund(5)	40,422	0.01%

Back to Contents

(1)	For purposes of ensuring the fulfillment of the objectives of the Expropriation Law, Class D shares representing 51% of our share capital held by Repsol YPF have been declared of public interest and subject to expropriation. See “Item 4. Information on the Company–Regulatory Framework and Relationship with the Argentine Government–The Expropriation Law.” To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed.
(2)	Corresponds to Petersen Energía (14.90%) and PEISA (10.56%).
(3)	According to data provided by The Bank of New York Mellon, as of April 30, 2012, there were 233,811,262 ADSs outstanding and 78 holders of record of ADSs. Such ADSs represented approximately 59% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF and the Petersen Group, outstanding ADSs represented 16% of the total number of outstanding Class D shares as of April 30, 2012. Repsol YPF (including its other subsidiaries) was the holder of 69.9 million of our ADSs at that date, while the Petersen Group collectively held 100,1 million of our ADSs.
(4)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively. In addition, the Class D shares expropriated from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which expropriated shares are allocated must enter a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”
(5)	Reflects the ownership of 40,422 Class C shares.

The following are summaries of certain material terms of the agreements entered into by Repsol YPF, Petersen Energía and certain of their respective affiliates in connection with the Petersen Transaction and the Petersen Options (as defined below), as described in Repsol YPF’s public filings.

Share Purchase Agreement and Related Financing Agreements

Pursuant to the share purchase agreement entered into by Petersen Energía and Repsol YPF in 2008, Petersen Energía purchased 58,603,606 ADSs, representing 14.9% of our outstanding capital stock, from Repsol YPF for a total purchase price of U.S.$2,235 million, or approximately U.S.$38.14 per ADS (the “Petersen Transaction”). Petersen Energía’s purchase of our securities was financed by the drawdown of U.S.$1,026 million under a senior secured term loan facility provided by certain financial institutions, borrowing of U.S.$1,015 million under a seller credit agreement entered into with Repsol YPF and equity provided by Petersen Energía’s shareholders. The seller credit agreement matures on February 21, 2018. Principal payments are required to be made at certain periodic intervals commencing in 2013 until the maturity date. The loan under the seller credit agreement bears interest at 8.12% per year until May 15, 2013, and thereafter at 7.0% per year, and contains other customary terms and provisions.

Securities purchased by Petersen Energía are pledged as collateral under the senior secured term loan facility and the seller credit agreement. The seller credit agreement is subordinated to the senior secured term loan facility.

Option Agreements

Repsol YPF granted certain affiliates of Petersen Energía, an option to purchase the number of Class D shares or ADSs amounting to 0.1% of our capital stock, pursuant to the first option agreement (which was exercised in May 2008) (the “First Petersen Option”), and an option to purchase an additional number of Class D shares or ADSs amounting to 10.0% of our capital stock (collectively, the “Option Shares”), pursuant to the second option agreement (which was exercised in May 2011) (the “Second Petersen Option” and, together with the First Petersen

Back to Contents

Option, the “Petersen Options”). Following the exercise of this option, the Petersen Group owns 25.46% of our capital stock.

The beneficiaries of the Petersen Options have agreed not to transfer for a period of five years the 10% of our capital stock that was acquired pursuant to the Second Petersen Option, but have not made such an agreement as to the 0.1% of our capital stock that was acquired pursuant to the First Petersen Option.

Shareholders’ Agreement

Petersen Energía, Repsol YPF and certain affiliates of Repsol YPF entered into a shareholders’ agreement on February 21, 2008 in connection with the Petersen Transaction establishing certain rights and obligations in connection with our governance and certain procedures for and limitations on transfers of our shares, among other matters. The following is a summary of certain material terms of the shareholders’ agreement based on Repsol YPF’s public filings. We believe that the voting provisions contained in the shareholders’ agreement are without effect since the passage of the Expropriation Law.

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

Back to Contents

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

Back to Contents

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

If the Company fails to keep continuously effective, supplemented and amended a resale shelf registration statement after an event of default under such facility has occurred and is continuing (each such event a “Registration Default”), then the Company must pay, for the benefit of the holders of the securities required to be registered a penalty in cash in an amount equal to the Liquidated Damages Amount (as defined below). Accrued liquidated damages, if any, shall be payable within 45 days of the first Registration Default and every 90 days thereafter if such Registration Default is continuing. This obligation to pay liquidated damages will cease on the date that all Registration Defaults have been cured and shall be the Company’s sole liability for breach of the registration rights agreement. “Liquidated Damages Amount” means, as of the relevant date of determination, an amount payable per share outstanding required to be registered equal to the aggregate outstanding principal amount under the senior secured term loan facility as of such date of determination divided by the number of the shares outstanding required to be registered as of such date (adjusted for any share split or combination), multiplied by the number of days during which an event of default has occurred and is continuing and a Registration Default exists, multiplied by 0.05, and divided by 365.

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

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2011 are set forth in Note 7 to the Audited Consolidated Financial Statements. The principal such transactions were our sales of refined and other products to certain affiliates (which amounted to Ps.2,170 million in 2011), our purchase of petroleum and other products that we do not produce ourselves from certain affiliates (which amounted to Ps.761 million in 2011), and loans and cancellations of loans granted to us by subsidiaries of Repsol (in a net amount of Ps.135 million). The prices of the transactions with related parties approximate the amounts charged by and/or to us by unrelated third parties. In addition, Repsol YPF and Petersen Energía PTY Ltd., the parent holding company of Petersen Energía, have agreed to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreements we have entered into in connection with the Petersen Transaction (excluding losses resulting from a final judgment

Back to Contents

determining the existence of a material misstatement or omission of fact contained in our resale shelf registration statement or a prospectus included therein, or a settlement based on such claims). Repsol YPF or Petersen Energía will pay all of our expenses incidental to the registration, offering and sale of the securities registered hereby to the public. See “—Registration Rights and Related Agreements.”

Since the passage on May 3, 2012 of the Expropriation Law, the federal government and the governments of certain provinces in Argentina are related parties of the Company. We are party to numerous agreements with the federal government and the governments of such provinces, as well as with agencies or institutions dependent on such governments and stated-owned companies.

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

Back to Contents

ITEM 8. Financial Information

Financial Statements

See Item 18 for our Audited Consolidated Financial Statements.

Legal Proceedings

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold us harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of Yacimientos Petrolíferos Fiscales Sociedad del Estado, our predecessor, as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, we have been required to advance the payment of amounts established in certain judicial decisions, and have subsequently been reimbursed or are currently in the process of requesting reimbursement from the Argentine government of all material amounts in such cases. We are required to keep the Argentine government apprised of any claim against us arising from the obligations assumed by the Argentine government. We believe we have the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity, which payments in any event have to date not been material. This indemnity also covers fees and expenses of lawyers and technical consultants subject, in the case of our lawyers and consultants, to the requirement that such fees and expenses not be contingent upon the amounts in dispute.

Accrued, probable contingencies

Accruals totaling Ps.2,252 million, Ps.2,236 million and Ps.1,769 million as of December 31, 2011, 2010 and 2009, respectively, have been provided in connection with contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount accrued reflects the best estimation, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims accrued are described in the following paragraphs.

Alleged defaults under natural gas supply contracts. Since 2004, the Argentine Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, imposed direct volume limitations on natural gas exports in different ways. On January 5, 2012, the Official Gazette published Resolution SE No. 172 which temporarily extends the allocation rules and other criteria established by Resolution No. 599/07. As a result of these measures, from 2004 to the present, we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. See “Item 4. Information on the Company—Exploration and Production—Delivery commitments—Natural gas supply contracts” for additional information on the restrictions affecting contracted volumes.

We appealed these measures, but, pending favorable final resolution of such appeals, we have been obliged to comply in order to avoid greater losses to us and our export customers that could be occasioned by the revocation of our export permits or other penalties. We informed our natural gas export customers of our position that these governmental measures constitute an event of force majeure that releases us from any contractual or extra-contractual liability deriving from the failure to deliver the agreed upon volumes of gas. Some of our customers have rejected our position and a number of them have sought damages and/or penalties for breach of supply commitments under a contractual “deliver or pay” clause.

On June 25, 2008, AES Uruguaiana Empreendimientos S.A. (AESU) claimed damages in a total amount of U.S.$28.1 million for missed deliveries of natural gas volumes during the period September 16, 2007 through June

Back to Contents

25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of U.S.$2.7 million for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. We have contested both of these claims. Both parties have suspended the fulfillment of their obligations under the contract. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF’s obligations. YPF has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU’s obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, AESU notified YPF that it was terminating the contract. See “—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. Transportadora de Gas del Norte S.A. (“TGN”), one of the parties to these contracts, initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings, did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. TGN subsequently claimed the alleged related damages in a note addressed to the Company in November 2011. The total amount claimed by TGN amounts to approximately U.S.$207 million as of the date of this annual report. YPF has answered the lawsuit brought by TGN. Additionally, the plaintiff notified us that it was terminating the contract, invoking YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. The Federal Court of Appeals in Civil and Commercial Matters has ruled in favor of the jurisdiction of the federal civil and commercial courts (and against ENARGAS’ jurisdiction) to resolve this matter. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, Nación Fideicomisos S.A. filed a complaint against YPF, under art. 66 of Law 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of Ps.339 million. We answered the claim raising ENARGAS’ lack of jurisdiction (as we did in the proceeding against TGN), rejecting the claim based on the theory of legal impossibility and requesting the consolidation of this proceeding with the one related to TGN. On April 12, 2012, ENARGAS resolved in favor of Nación Fideicomisos S.A. This resolution is not final and may be appealed by YPF. We believe the matters referred to above, if resolved unfavorably to YPF will not have a material adverse effect on our results of operations.

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

La Plata refinery environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata refinery filed claims for the remediation of alleged environmental damages in the peripheral water channels of the refinery, investments related to contamination and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization. We notified the executive branch of the Argentine government that there is a chance that the tribunal may find us responsible for the damages. In such event, due to the indemnity provided by Privatization Law (Law No. 24,145) and in accordance with that law, we should be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

On December 27, 2002, a group of 264 claimants who resided near the La Plata refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata refinery. The amount claimed is approximately Ps.42 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343 and 126 neighbors,

Back to Contents

respectively. The first group has made a claim for compensation of approximately Ps.16 million, the second group has made a claim for compensation of approximately Ps.45 million and the third one has made a claim of approximately Ps.16 million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring. On August 11, 2011, the judge ruled against YPF and the National State requiring us to pay approximately Ps.3.5 million plus interest. We appealed this ruling.

On January 25, 2011, we entered into an agreement with the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible or “OPDS”) of the Government of the province of Buenos Aires, within the scope of the Remediation, liability and environmental risk control program, created by Resolution 88/10 of the OPDS. Pursuant to such agreement, YPF and the relevant authorities agreed to jointly perform an eight-year work program in the canals adjacent to the La Plata refinery, including the conduct of characterization and risk assessment studies of sediments. The agreement provides that when a required remediation action is identified as a result of a risk assessment study, different alternatives and available techniques will be considered, as well as the steps needed for its implementation. Studies to determine how old the contamination is will also be performed pursuant to the agreement, in order to evaluate whether the Argentine government should be liable for such contamination pursuant to its obligation to hold us harmless under the Privatization Law, which established the procedures for our privatization. YPF has provided an accrual of the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes claims. We have been notified of 37 judicial claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the La Plata – Dock Sud pipeline, which occurred in 1988 as third parties damaged and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales. One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps.47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have answered the complaint requesting its rejection and impleading the Argentine government. We have also notified the Argentine government of the existence of this claim and that we plan to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by the Privatization Law. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. There are 36 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps.19 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. As of the date of this annual report, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

Tax claims. We have received several claims from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”) and from the provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of this annual report.

Non-accrued, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we are subject to several labor, civil, commercial and environmental claims in respect of which, we have not provided any accrual since management, based on the evidence available to date and upon the opinion of our external counsel, have considered them to be possible contingencies.

Based on the information available to the Company, including the amount of time remaining before trial, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss resulting for these contingencies.

Back to Contents

The most significant of these contingencies are described below:

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings (see “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States”). YPF International S.A. and Maxus International Energy Company were added to the claim in 2010. The plaintiffs are claiming economic compensation in an undetermined amount and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act (“Spill Act”), the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal from YPF. Notwithstanding the above, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. In September 2010, New Jersey governmental parties, along with other summoned entities, filed their motions to dismiss, which have been answered by Maxus and Tierra. Third-party defendants motions to dismiss were rejected by the court in January 2011. Some of the mentioned third-parties appealed the decision, but the court denied such appeal in March 2011. A mediator had prepared a work plan for an alternative dispute resolution process, but this process failed since the parties could not reach a consensus. In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: one against Occidental and Maxus on liability under the Spill Act, and one against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the court ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability cannot be imposed if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site (an area located nearby the Passaic river); and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. Finally, the Special Master (a retired State judge, appointed to assist the court for discovery) called for and held a settlement conference in late November 2011 between the State of New Jersey, on the one hand, and Repsol, YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no resolution was reached. However, the parties have agreed to continue the settlement process, and they have committed to further communication during 2012.

For additional information about this legal proceeding, see “—YPF Holdings-Passaic River/Newark Bay, New Jersey.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was served, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection

Back to Contents

for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to the Privatization Law and Decree 546/1993. On February 23, 2009, the Argentine Supreme Court ordered that certain provinces, the Argentine government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until the impleaded parties appear before the court and procedural issues are resolved. The provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have presented their arguments to the Supreme Court, although such arguments are not available to us. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been opposed by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the conferences that would take place during said suspension, authorizing the participation of the rest of the parties as well as third parties in such conferences.

Dock Sud claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, in the province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.,” and (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages.” In the Mendoza lawsuit before the Argentine Supreme Court, the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage to the Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Argentine Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and the Federal Environmental Council submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to the Privatization Law and Decree No. 546/1993. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) (“ACUMAR”) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. The National State as well as the Province and City of Buenos Aires will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). We have been notified of certain resolutions issued by ACUMAR, pursuant to which we are required to submit a Restructuring Industrial Plan regarding certain of our facilities. While we have appealed such resolutions, we have submitted to the relevant authority the mentioned Restructuring Industrial Plan. Additionally, the Argentine Supreme Court declared that it will determine whether and how much liability is to be borne by the parties involved. In the Cicero lawsuit, the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to the Privatization Law and Decree No. 546/1993.

La Plata refinery environmental claims. We are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most of the damages that do not overlap with the aforementioned claims may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Back to Contents

In addition to the above, YPF has entered into an agreement with the OPDS in connection with the claims related to the channels adjacent to the La Plata refinery, which is described in “—Accrued, probable contingencies—La Plata refinery environmental disputes” above.

Concessions on Hydrocarbon zones – Provincial claims

•	Río Negro Province. We have been notified of Resolution 433/08 issued by the Ministry of Production, Hydrocarbon Department of the Río Negro Province concerning compliance with certain obligations by exploitation concessionaires in the hydrocarbon bearing zones of Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all located in Río Negro Province. This resolution asserts that we, among others, in our capacity as a concessionaire, are liable for failing to meet certain concession and environmental obligations. If found liable, we could be at risk of termination of these concession contracts.

The Hydrocarbons Law grants the concessionaire and/or licensee the right, prior to termination based upon contractual provisions, to cure a contractual breach within a certain period of time after receiving notice thereof. Accordingly, on May 29, 2008, we filed a request for nullification of Resolution 433/08, since this resolution failed to grant us this right. Additionally, on June 13, 2008, we submitted a response denying the charges against us and on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, we filed a writ requesting the production of certain evidence and the appointment of our technical expert. We have challenged certain aspects related to the production of evidence. On May 12, 2009, we were notified of the issuance of Resolution No. 31/09 dated March 13, 2009 by the Ministry of Production, Hydrocarbon Department of the Río Negro Province, which ordered an extension of the evidence production period in this case. On December 1, 2009, we presented the requested documentary evidence, while stating that the resolution of our claims related to certain aspects of the production of evidence were still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four hydrocarbon bearing zones between 2007 and 2010 and (b) the actions taken as regards to the environmental matters. YPF later submitted a new presentation providing updated information on the amounts invested in 2010, expected investments in exploratory activity for 2011 and for the period 2011-2016, requesting the resolution of a claim brought against the intervention of the Hydrocarbon’s Secretariat in all issues being investigated by the provincial environmental authority (CODEMA), and making a new request for the termination of this claim.

On March 28, 2012, YPF was notified that a legal process was initiated for purposes of declaring the expiration of the concession in Los Caldenes area due to YPF’s alleged failure to meet the minimum investment requirements. YPF is currently analyzing its course of action. The net value of the assets and the proved reserves related to this concession is not material to the Company.

•	Chubut Province. On March 1, 2012, the province of Chubut, through Decree No. 271, requested YPF to submit a response in relation to the Company’s alleged breach of its obligation to make investments in certain concessions (El Trébol-Escalante and Campamento Central- Bella Vista Este- Cañadón Perdido) and to propose a work plan aimed at remedying such alleged breach.

YPF submitted its response on March 13, 2012, rejecting the alleged breach of the relevant regulation and submitted a work plan concerning the affected areas. On March 20, 2012, YPF was notified of Decree 324/12, which ordered the expiration of the exploitation concessions of the areas El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido. According to the decree, the expiration will be effective 90 calendar days after its notification. YPF filed a declaratory action before the Argentine Supreme Court requesting that the decree be declared unconstitutional and requesting a preliminary injunction against its implementation until the action brought by YPF is solved. On April 10, 2012, an open call for tenders was published in the Government Gazette for the rating and selection of companies to form a joint venture with Petrominera Chubut SE for the exploitation of hydrocarbons in the El Trebol-Escalante and Cañadon Perdido-Campamento Central. YPF has informed the Supreme Court of this most recent event. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this expiration totaled approximately Ps.188 million as of December 31, 2011 (0.34% of our total assets as of such date), had a production of approximately 4.3 mmboe in 2011 (2.42% of our

Back to Contents

production in 2011) and had proved reserves totaling 21.1 mmboe as of December 31, 2011 (2.11% of our total proved reserves as of such date).

In addition, on April 3, 2012, the province of Chubut requested YPF to submit a new investment and work proposal for the Manantiales Behr area within a period of 10 working days, and invited YPF to hold a meeting to discuss the matters referred to above. Such proposal was made in accordance with Resolutions No. 319/93 and 10/06 of the Subsecretariat of Hydrocarbons and Mining of the province of Chubut in connection with the investments made in this area. On May 11, 2012, YPF submitted a new investment and work proposal for this area. Assets (net of deferred income tax liabilities and asset retirement obligations) related to this area totaled approximately Ps.1,468 million as of December 31, 2011 (2.65% of our total assets as of such date), had a production of approximately 7.6 mmboe in 2011 (4.29% of our production in 2011) and had proved reserves totaling approximately 24.7 mmboe as of December 31, 2011 (2.46% of our total proved reserves as of such date).

•	Santa Cruz Province. On March 2, 2012, the province of Santa Cruz, through a registered letter, requested YPF to inform the province’s Energy Institute of the technical, economic and financial reasons for which YPF had allegedly failed to make the required investments in the following concessions: Barranca Yankowsky, Barranca Baya, Cañadón de la Escondida, Cerro Grande, Cañadón León, Cañadón Seco, Meseta Espinosa, Cañadón Vasco, Cañadón Yatel, Estancia Cholita, Estancia Cholita Norte, Cerro Guadal, Cerro Guadal Norte, Cerro Piedras, Los Sauces, El Guadal, Lomas del Cuy, Aguada Bandera, Los Monos, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike, under penalty of being subject to the sanctions provided for in section 80, subsection c), of the Hydrocarbons Law, pursuant to which concessions and permits may expire, among other reasons, as a result of a material and unjustified breach of the applicable productivity, conservation and investment obligations. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this request totaled approximately Ps.1,681 million as of December 31, 2011 (3.04% of our total assets as of such date), had a production of approximately 11.5 mmboe in 2011 (6.43% of our production in 2011) and had proved reserves totaling 80.3 mmboe as of December 31, 2011 (8% of our total proved reserves as of such date).

In addition, on March 12, 2012, the Energy Institute of Santa Cruz requested YPF to submit, within 24 hours, information aimed at rejecting the conclusions reached by a report prepared by said institute, which would indicate that investments made in the exploitation concessions Barranca Yankowsky, Los Monos and Cerro Piedra-Cerro Guadal Norte were insufficient, as well as an action plan aimed at putting an end to the alleged breach of YPF’s obligations, under penalty of declaring the expiration of these concessions pursuant to section 80, subsections c) and d), of the Hydrocarbons Law.

On March 13, 2012, YPF submitted its response relating to the province of Santa Cruz’s request of March 2, 2012 providing information on investments made and rejecting the accusations made against it.

On March 20, 2012, YPF was notified of Decree 393/12, which: (i) declares the expiration of the concessions relating to the areas Los Monos and Cerro Piedra-Cerro Guadal Norte, and (ii) rejects YPF’s request for authorization concerning the assignment to YPF of the participating interest held by BG International Limited, Argentine Subsidiary in the Barranca Yankowsky area. On March 21, 2012, the province’s Energy Institute declared that the expiration of the concessions referred to in (i) above shall be effective within 90 days following said notification. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this expiration totaled approximately Ps.53 million as of December 31, 2011 (0.10% of our total assets as of such date), had a production of approximately 0.609 mmboe in 2011 (0.34% of our production in 2011) and had proved reserves totaling 2.7 mmboe as of December 31, 2011 (0.27% of our total proved reserves as of such date).

On March 23, 2012, YPF was notified of Resolution No. 004 of the Energy Institute of Santa Cruz, which: (i) acknowledges that YPF has submitted its response; (ii) provides YPF with an additional period of 10 days to submit annual reports providing information on investments, production and reserves relating to the period 2006-2011 in the areas of Cañadon La Escondida, Cerro Grande, Cañadon Seco, Meseta Espinosa, El Guadal, Estancia Cholita, Estancia Cholita Norte, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike; and (iii) provides YPF with a period of 10 days to submit a Work Plan aimed at curing the alleged

Back to Contents

breaches, under penalty of applying section 80, subsection c), of the Hydrocarbons Law. On April 11, 2012, YPF submitted its response with respect to Cañadón de la Escondida, Cerro Grande, Cañadón Seco, Meseta Espinosa, Estancia Cholita, Estancia Cholita Norte, El Guadal, Cerro Bayo, la Cueva, Las Mesetas and Koluel Kaike. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this resolution totaled approximately Ps.1,290 million as of December 31, 2011 (2.33% of our total assets as of such date), had a production of approximately 7.3 mmboe in 2011 (4.13% of our production in 2011) and had proved reserves totaling approximately 53.16 mmboe as of December 31, 2011 (5.29% of our total proved reserves as of such date).

On April 18, 2012, YPF was notified of Decree No. 575/12, which declares the expiration of the concessions relating to the areas Los Perales – Las Mesetas, Cañadon Vasco y Pico Truncado – El Cordón Los Monos and Cerro Piedra-Cerro Guadal Norte. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this Decree totaled approximately Ps.84 million as of December 31, 2011 (0.15% of our total assets as of such date), had a production of approximately 9.1 mmboe in 2011 (5.14% of our production in 2011) and had proved reserves totaling approximately 66.4 mmboe as of December 31, 2011 (6.62% of our total proved reserves as of such date).

On May 4, 2012, YPF filed a motion of reconsideration of Decree No. 575/12 with the governor of the Santa Cruz Province.

•	Neuquén Province. On March 9, 2012, the province of Neuquén requested YPF to submit, within seven calendar days, a plan for future action aiming at curing its alleged breaches in the areas of Don Ruiz, Chihuido de la Salina and Rincón del Mangrullo, setting forth verifiable information concerning investments and production, under penalty of imposing the sanction set forth in section 80, subsection c), of the Hydrocarbons Law.

On March 19, 2012, YPF responded to the province’s request by submitting a work plan for the areas Don Ruiz and Rincón del Mangrullo and informing that it has decided to return the areas Chihuido de la Salina and Portezuelo Minas. Assets (net of deferred income tax liabilities and asset retirement obligations) related to these areas totaled approximately Ps.13 million as of December 31, 2011 (0.02% of our total assets as of such date), with no proved reserves as of December 31, 2011 and no production in 2011.

With respect to the areas Don Ruiz and Rincón del Mangrullo, YPF has rejected the alleged breach of its obligations to make investments.

On April 4, 2012, YPF was notified by Decree 0558/12 of the expiration of the Don Ruiz area concession which shall be effective within 90 days following said notification.

On April 11, 2012, YPF was notified of Decree 0559/12, accepting the reversion of the Chihuido de la Salinas Sur and Portezuelo Minas areas. According to the Decree, the reversion shall be effective within 90 days following its notification.

On March 30, 2012, the province of Neuquén requested YPF to submit, within 7 days, a plan for future action aimed at curing its alleged breaches with respect to its failure to meet requirements relating to investment, production and reserves in the Señal Cerro Bayo, Paso de las Bardas Norte, Cerro Hamaca, Filo Morado, Octogono, Señal Picada Punta Barda, Las Manadas and Loma Campana areas, under penalty of imposing the expiration sanction established by section 80 of the Hydrocarbons Law. On April 13, 2012, YPF requested an extension for the submission of the required plan. On that same day, a 10-day extension was granted. On April 27, 2012, YPF requested an additional extension of 30 days which was granted on the same day. YPF is currently preparing its response.

•	Mendoza Province. On March 8, 2012, the province of Mendoza, though a certified notification, requested YPF to, within 7 working days, submit information on investments made in connection with concessions Ceferino and Cerro Mollar Norte and to submit a Complementary Development and Exploration investment plan for these areas, under penalty of ordering the expiration of the related concessions,

Back to Contents

according to sections 31 and 80, subsection c), of the Hydrocarbons Law, as a result of the alleged breaches of YPF’s obligations concerning the productivity of these exploitation concessions.

On March 19, 2012, YPF submitted its response to the province of Mendoza, providing information on investments made in these areas (which had already been provided in the past to the relevant authorities) and proposing a plan for future investment. On March 26, 2012, YPF was notified of Decree 502/12, which declared the expiration of the exploitation concessions relating to the areas Ceferino and Cerro Mollar Norte. According to this decree, the expiration will be effective 90 calendar days after its notification. Assets (net of deferred income tax liabilities and asset retirement obligations) related to these areas totaled approximately Ps.12 million as of December 31, 2011 (0.02% of our total assets as of such date), had a production of 0.084 mmboe in 2011 (0.05% of our production in 2011) and had proved reserves totaling approximately 0.69 mmboe as of December 31, 2011 (0.07% of our total proved reserves as of such date).

On April 25, 2012, YPF filed an administrative claim before the Supreme Court of Mendoza Province regarding the areas Ceferino and Cerro Mollar Norte.

•	Tierra del Fuego Province. On March 26, 2012, YPF was notified of Resolution No. 88/12 of the Secretariat of Energy and Hydrocarbons, which requests YPF to submit, within a period of 15 working days following its notification, a plan aimed at complying with YPF’s obligations concerning production, investment and reserves in the Lobo area, which is reasonable and adequate considering the characteristics of such area, under penalty of declaring the expiration of the related exploitation concession. On April 17, 2012, YPF submitted its response to the Province of Tierra del Fuego, providing information on reserves in this area. As of December 31, 2011, there were no proved reserves or assets assigned to this area.

In addition to the legal action referred to above, following the passage of the Expropriation Law, the Intervenor and its delegates have initiated negotiations with the relevant provincial authorities so that the revocations and intimations referred to above are withdrawn. The governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of this annual report, we have not been notified of the withdrawal of any of these revocations or intimations.

Claims related to the gas market and others. In addition to the claims described under “—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts”, we are involved in the following proceedings also related to the restrictions imposed by the Argentine government in the natural gas market:

Arbitration with Transportadora de Gas del Mercosur S.A. (TGM). YPF was notified by the International Chamber of Commerce (ICC) of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments in an approximate amount of U.S.$10 million, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF, AESU and Companhia de Gás do Estado do Río Grande do Sul (Sulgás). See “—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract, based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. On July 10, 2009, TGM increased the amount of its claim to approximately U.S.$17.3 million and claimed an additional amount of approximately U.S.$366.4 million for lost profits, a claim for which we believe YPF should not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal was constituted. On April 20, 2010, the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to declare that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgás is solved. On February 14, 2011, we were notified of the Arbitration Tribunal’s decision to sustain our motion, and suspend the proceeding until the arbitration brought by YPF was solved. On April 6, 2009, YPF registered a request for arbitration at the ICC against TGM, AESU and Sulgás, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract with AESU and Sulgás by such parties. On the same date, YPF was notified by the ICC of an arbitration

Back to Contents

brought against it by AESU and Sulgás (see “—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM),” below). On April 6, 2011, the Arbitration Tribunal appointed in the “YPF vs. AESU, Sulgas and TGM” arbitration decided to sustain YPF’s motion, and ordered the consolidation of all the related arbitrations (“AESU and Sulgas vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU and Sulgas”) in the “YPF vs. AESU, Sulgas and TGM” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU, Sulgas and TGM” arbitration. Between December 15 and 22, 2011, evidence production hearings took place in Montevideo, Uruguay. On January 13, 2012 the parties presented their post-hearing briefs, closing the evidence production period. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. On April 19 and 24, 2012, AESU and Sulgás presented new evidence requesting its admission in the arbitration proceedings. YPF and TGM commented on the admission of such new evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such new evidence, while ruling that, if during the trial the Tribunal considers such evidence to be necessary, such new evidence may be admitted.

CNDC claims. On November 17, 2003, the CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Protection Law, from a group of almost 30 natural gas production companies, including us, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, we received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by us, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law 25,156. On January 15, 2007, the CNDC charged us and eight other producers with violations of Law 25,156. We have contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and have presented evidence in support of our position. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Protection Law, we filed with the CNDC a commitment according to Article 36 of the Antitrust Protection Law requesting that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. We are still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals.

In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the CNDC a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of Law 25,156 of Antitrust Protection, YPF has submitted the corresponding explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has acted at all times in conformity with current regulations and that it did not engage in any discrimination or abuse in determining prices.

On January 26, 2012, the Secretary of Domestic Commerce issued Resolution No. 6/2012 whereby (i) each of these five oil companies was ordered to sell diesel oil to public bus transportation companies at a price no higher than the retail price charged by its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended.

We are also subject to other claims before the CNDC which are related to alleged price discrimination in the sale of fuels. Our management, based on the evidence available to date and upon the opinion of our external counsel, has considered them to be possible contingencies.

Back to Contents

Users and Consumers’ Association claim. The Users and Consumers’ Association (Unión de Usuarios y Consumidores) claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps.91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps.365 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitation had already elapsed. A ruling is pending on the applicability of the statute of limitations. Notwithstanding the above, the evidence production period commenced on August 6, 2009.

Alleged defaults under natural gas contracts – Mega. Mega, a company in which YPF has a 38% interest, has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Consequently, we believe that we are not liable for such natural gas delivery deficiencies pursuant to the doctrine of “force majeure.” However, Mega has recently served a written claim on YPF for the total sum of U.S.$94 million corresponding to undelivered volumes for the years 2009, 2010 and 2011. While we believe we have meritorious arguments in our defense, we have considered these claims as possible contingencies.

Quilmes claims. The Company has recently been notified of a complaint filed by a group of neighbors of Quilmes, in the province of Buenos Aires, claiming approximately Ps.209 million in compensation for personal damages.

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

Back to Contents

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

Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM). On April 6, 2009, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás claiming damages in an amount of approximately U.S.$1,052 million, which includes damages for the matter described above with respect to AESU, in connection with YPF’s alleged liability resulting from the termination by AESU and Sulgás of the natural gas export contract entered into in September 1998. See “—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts” above. YPF denies all liability arising from such termination. Moreover, YPF believes that AESU’s damages assessment is far beyond any reasonable assessment, since it exceeds six-fold the maximum aggregate deliver-or-pay penalties that would have accrued in the event that YPF would breached its delivery obligations for the maximum daily quantity through the expiration of the term of the natural gas export contract. In addition, more than 90% of AESU’s damages assessment relates to alleged loss of profits that may be strongly challenged on the basis that prior to the termination of the natural gas export contract, AESU voluntarily terminated all of its long term power purchase contracts. Furthermore, on April 6, 2009, YPF registered a request for arbitration against AESU, Sulgás and TGM at the ICC seeking a declaration from the arbitral tribunal that, among other things, AESU and Sulgás have repudiated and unilaterally and illegally terminated the natural gas export contract entered into in September 1998 and declaring AESU and Sulgás liable for any damages suffered by the parties because of such termination, including but not limited to the damages resulting from the termination of the natural gas transportation contracts associated with the natural gas export contract. See “—Non-accrued, possible contingencies—Arbitration with Transportadora de Gas del Mercosur S.A. (TGM).”

In October 2010, the parties agreed on the Terms of Reference of both proceedings, determining – among other matters – the controversial issues of both claims. Furthermore, the Arbitration Tribunal ordered to divert proceedings in order to solve jurisdictional oppositions before ruling on the object of the claims. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU, Sulgas and TGM” arbitration decided to sustain YPF’s motion, and ordered the consolidation of all the related arbitrations (“AESU and Sulgas vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU and Sulgas”) in the “YPF vs. AESU, Sulgas and TGM” arbitration. Consequently, AESU TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in the “YPF vs. AESU, Sulgas and TGM” arbitration. Between December 15 and 22, 2011, evidence production hearings took place in Montevideo, Uruguay. On January 13, 2012 the parties presented their post-hearing briefs, closing the evidence production period. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. On April 19 and 24, 2012, AESU and Sulgás presented new evidence requesting its admission in the arbitration proceedings. YPF and TGM commented on the admission of such new evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such new evidence, while ruling that, if during the trial the Tribunal considers such evidence to be necessary, such new evidence may be admitted.

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

Back to Contents

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

La Plata refinery environmental claims. On June 6, 2007, we were served with a complaint in which nine residents of the vicinity of the La Plata refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of approximately Ps.52 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiffs, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to the Privatization Law. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to the Privatization Law and Decree No. 546/1993. Additionally, we believe that any contamination that may exist could be attributable to numerous sources, including dumping of refuse over many years by other industrial facilities and by ships.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings Inc., a Delaware corporation. See “Item 4. Information on the Company-Environmental Matters—YPF Holdings—Operations in the United States” for additional information.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals, to Occidental in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States.”

Back to Contents

As of December 31, 2011, YPF Holdings’ accruals for environmental and other contingencies totaled approximately Ps.665 million. YPF Holdings management believes it has adequately accrued for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the issuance of orders by regulatory authorities, which could result in material additions to such accruals in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ accruals for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the accruals already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of December 31, 2011, YPF Holdings has accrued approximately Ps.59 million in connection with such activities.

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

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area (the 17-mile stretch of the Passaic river from the Dundee Dam south to Newark Bay). For this reason, during the first half of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, a draft Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which was signed and became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately U.S.$5.0 million and will take approximately two years to complete.

Tierra, acting on behalf of Occidental, is also performing and funding a separate RI/FS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA (the “2004 AOC”). The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. In addition, in August 2010, Tierra proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of April 12, 2012, the parties had not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above.

Back to Contents

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

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the Cooperation Parties Group (“CPG”), of which Tierra is a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD dioxin, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. In connection with this AOC RM 10.9, the EPA is asking the CPG that 16,000–30,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. The EPA has requested that a final AOC RM 10.9 be ready for signature by mid to late May 2012. The CPG’s technical consultants are negotiating a Scope of Work with the EPA and the CPG internally has retained an allocation consultant to assist in developing a proposed plan for allocation of the cost of the AOC RM 10.9. Tierra currently does not have sufficient information regarding either the Scope of Work or the cost allocation to estimate with any degree of certainty what would be Tierra’s financial responsibility under the AOC RM 10.9.

New Jersey – litigation with DEP. In December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental, alleging that dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant and contaminated the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The plaintiffs seek damages for the past cost of investigation and cleanup of these waterways, property damage and other economic impacts (such as decreases in tax revenues and value of real estate and increases in public medical costs, etc.), and punitive damages. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. Anticipating this considerable expansion of the number of parties in the litigation, the court appointed a Special Master to assist the court in the administration of discovery. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. In September 2010, governmental entities of the State of New Jersey and a number of third-party defendants filed motions to dismiss and Maxus and Tierra filed their responses. Except in a few cases, these motions were rejected in January 2011. In October 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants. However, the judge ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the Special Master in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: one against Occidental and Maxus on liability under the Spill Act and the other against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability cannot be imposed if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site.

Back to Contents

During the fourth quarter of 2011, the parties agreed on a consensus trial plan for Track III under CMO XVII, which narrowed the scope of issues for discovery and trial in May 2012 to factual issues relevant to determining Maxus's alleged direct liability to the State of New Jersey and to issues relating to responsibility for discharges during the era when the Newark plant site was under the ownership of Kolker Chemical Works. The Court accepted six applications for Fast Track Arbitration-discovery proceeded in January 2012, to be followed by depositions and arbitration briefing. In addition, Maxus submitted to the Special Master and the "Additional Dischargers" Committee a plan to sample the area around mile 10.9 of the Passaic River for the HCX chemical marker that Maxus suspects may be associated with dioxin discharged by one or more third-party defendants. The HCX sampling was completed in January 2012 and validated results were received in March.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act. In March 2012, Maxus submitted its briefs in opposition and OCC and plaintiffs submitted reply briefs in April. In addition, in May 2012: (i) approximately 60 private-sector parties stipulated to at least one discharge of hazardous substances into the Passaic River or Newark Bay, thereby establishing their liability (but not the quantum of such liability, which will be decided in Track VII); (ii) YPF and Repsol moved to stay the Track IV case for 120 days; however, the Court agreed only to a temporary stay until June 11, 2012, at which time there will be a hearing to decide whether a further stay is warranted.

Finally the Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol YPF, YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no resolution was reached.

DEP has not placed dollar amounts on all its claims, but it has (a) contended that a U.S.$50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately U.S.$118 million in past “cleanup and removal costs,” and is seeking an additional award of between U.S.$10 and U.S.$20 million to fund a study to assess natural resource damages, and (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of the cost of other economic impacts. Based on the information available to the Company, including the amount of time remaining before trial, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate a reasonable loss or range of losses on these outstanding matters.

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the 2007 AOC, submitted comments on the draft FFS to EPA, as did a number of other interested parties. EPA has stated that it expects to issue a revised remedy proposal during the second half of 2012. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

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

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“Removal AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which will encompass the removal of 40,000 cubic yards, started in July 2011 and is expected to be completed at the end of 2012. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the Removal AOC, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work. The Removal AOC provides that the initial form of financial assurance is to be provided through a trust fund. As of December 31, 2011, U.S.$42 million had been contributed to the fund; an additional U.S.$10 million must be contributed every six months until a total of U.S.$80 million has been deposited into the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. Tierra may request modification of the form and timing of financial assurance for the Removal AOC, and during 2010 substituted, with EPA approval, letters of credit to provide financial assurance rather than paying additional funds into the trust. During the fourth quarter of 2011, construction commenced of the facilities required for the agreed works which were completed in the first quarter of 2012. The removal work will remove a number of contaminants, such as dioxin, PCBs, and mercury, which may have come from sources other than or in addition to the former Chemicals plant. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the Removal AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River,

Back to Contents

the RI/FS addressing the lower 17-mile portion of the Passaic River, and the RI/FS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

As of December 31, 2011, YPF Holdings has accrued approximately Ps.409 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area comprising the estimated costs for studies, estimated costs in connection with the Removal AOC, and certain other matters related to the Passaic River and Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. How these matters are resolved, including the development of new information, the imposition of natural resource damages or the selection of remedial actions differing from the scenarios we have proposed could result in Maxus and Tierra incurring material costs in addition to the amount currently accrued.

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

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. In February 2008, the parties reached an agreement in principle, pursuant to which Tierra agreed to pay, on behalf of Occidental, U.S.$5 million and agreed to perform remediation works at three sites, with a total cost of approximately U.S.$2.1 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey register in June 2011 and became final and effective as of September 2011. Pursuant to the Consent Judgment, the U.S.$5 million dollar payment was made in October 2011 and a master schedule was delivered to DEP in February 2012 for the remediation, during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; therefore, in March 2012, Maxus submitted a revised eight-year schedule and is awaiting DEP's comments.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups and these groups have agreed, at least for now, not to file suit. In March 2008, the DEP approved an Interim Response Action work plan for work to be performed at the Kearny Plant site by Tierra and at the adjacent property by Tierra in conjunction with other parties. Work on the Interim Response Action has begun. In addition, this adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The three parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter of 2011, the PRG reached an agreement in principle with another potentially responsible party (Cooper Industries), whereby Cooper Industries would join the PRG at an allocated share of 16.6%. The PRG is in active negotiations with the EPA for an RI/FS AOC for the Standard Chlorine Chemical Company site.

Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency ("NOD") letter from DEP relating to the Hackensack River Study Area ("HRSA") Supplemental Remedial Investigation Work Plan ("SRIWP") that the PRG had submitted to the DEP in January 2009. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

As of December 31, 2011, YPF Holdings has accrued a total of approximately Ps.43 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Back to Contents

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works Site”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The investigation and remediation of the Painesville Works Site is governed by agreements and orders in place with the EPA and the Ohio Environmental Protection Agency (“OEPA”). The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of 20 specific operable units within the former Painesville Works Site and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As each operable unit within the Site receives OEPA approval for projects related to investigation, Remediation Work, or operation and maintenance activities, additional orders and agreements will be implemented, and additional amounts may need to be accrued. YPF Holdings has accrued a total of approximately Ps.58 million as of December 31, 2011 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a Memorandum of Agreement (“MOA”) with federal and state natural resources trustees in connection with claims for natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved specifying the restoration projects to be implemented. During the first half of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. This Consent Decree, which is expected to be signed in the second quarter of 2012, will incorporate by reference the Final Damage Assessment and Restoration Plan/Environmental Assessment which specifies the restoration projects to be implemented. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2011, YPF Holdings has accrued approximately Ps.17 million for its estimated share of the remediation and the MOA associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

In June 2005, the EPA designated Maxus as a potentially responsible party (PRP) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. In 2006, Maxus and four other PRPs entered into a Joint Participation and Defense Agreement, and in January 2007 those PRPs and EPA entered into an AOC to perform a RI/FS regarding the investigation of “upland” soil and groundwater, as well as sediment in the Kinnickinnic River. Maxus’ exposure at the Site appears tied to the 1966-1973 time period, although there is some dispute about it. The PRP Agreement includes an interim allocation, under which Maxus’s share is 50%. Preliminary work in connection with the RI/FS in respect of this site commenced in the second half of 2006. YPF Holdings has accrued approximately Ps.10 million as of December 31, 2011 for its estimated share of the costs of the RI/FS. The main area of concern and focus is the extent of river sediment investigation that will be required. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third-party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At December 31, 2011, YPF Holdings had accrued approximately Ps.1 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

Dallas Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals

Back to Contents

to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current accrued for this matter. This decision will also require Maxus to reimburse Occidental for past costs. In 2009, Maxus received a statement from Occidental of the costs Occidental believed to be due under the judgment, in the amount of U.S.$16.7 million. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. In September 2009, Maxus paid to Occidental U.S.$1.9 million. As of December 31, 2011, only approximately U.S.$0.3 million of disputed claims (relating to Occidental’s internal costs) remains pending. Maxus has allowances for this claimed amount. A significant category of claims refused by Maxus on the basis of its interpretation of the 12-year clause, were claims relating to “Agent Orange.” All pending Agent Orange litigation was dismissed in December 2009. Although it is possible that additional claimants may come forward in the future, it is estimated that no significant liability will result from this category of claims.

The remaining claims refused consist primarily of claims of personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, which are currently unknown as of the date of this report, and if such claims arise, they could result in additional liability. As of December 31, 2011, YPF Holdings had accrued approximately Ps.1 million in respect of these matters.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. The court's decision was appealed by Maxus In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. On behalf of Occidental, Maxus filed its appeal in the February 2011, and the Court of Appeals affirmed the District Court's ruling in March 2012. It is expected that Occidental will be ordered to make payment of the judgment in June or July 2012. As of December, 2011, YPF Holdings has accrued approximately Ps.16 million in respect of this matter.

In May 2008, Ruby Mhire and others ("Mhire") brought suit against Maxus and others, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property; Maxus' predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation in excess of $150 million, basing themselves on plaintiffs' expert's study. There will be a court-ordered mediation session in June 2012. Maxus management presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter. The case is currently in the discovery phase and is expected to go to trial in the first quarter of 2013. Based on the information currently available, the Company is unable to estimate a possible loss or range of loss on this matter.

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

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low

2007	50.10	34.37
2008	49.00	37.75
2009	47.00	16.81
2010	50.60	33.89
2011	54.58	31.25
2012(1)	41.14	13.11

(1)	Through May 10, 2012.

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low

2010:
First Quarter	45.80	40.11
Second Quarter	44.63	33.89
Third Quarter	43.45	37.52
Fourth Quarter	50.60	38.61
2011:
First Quarter	54.58	41.43
Second Quarter	46.34	40.95
Third Quarter	46.12	34.21
Fourth Quarter	38.49	31.25
2012:
First Quarter	41.14	26.21
Second Quarter(1)	24.01	13.11

(1)	Through May 10, 2012.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low

2011:
November	36.69	31.25
December	35.46	32.45
2012:
January	41.14	35.00
February	35.90	26.23
March	29.72	26.21
April	24.01	13.12
May(1)	15.90	14.15

(1)	Through May 10, 2012.

Back to Contents

According to data provided by The Bank of New York Mellon, as of April 30, 2012, there were 233,811,262 ADSs outstanding and 78 holders of record of ADSs. Such ADSs represented approximately 59% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF and the Petersen Group, outstanding ADSs represented 16% of the total number of outstanding Class D shares as of April 30, 2012. Repsol YPF (including its other subsidiaries) was the holder of 69.9 million of our ADSs at that date, while the Petersen Group collectively held 100,1 million of our ADSs.

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

Certain information regarding the Argentine stock market is set forth in the table below

	2011	2010	2009	2008	2007

Market capitalization (in billions of pesos)(1)	1,611	1,900	2,185	1,234	1,773
As percent of GDP(1)	86%	132%	191%	119%	218%
Volume (in millions of pesos)	207,805	177,613	133,208	237,790	209,905
Average daily trading volume (in millions of pesos)	848.2	722.0	545.93	962.71	849.82

(1)	End-of-period figures for trading on the BASE.

Source: Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low

2007	153.00	110.90
2008	183.00	118.00
2009	162.00	64.00
2010	205.00	137.00
2011	222.60	150.50
2012(1)	188.50	70.50

(1)	Through May 10, 2012.

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

Back to Contents

	High	Low

2010:
First Quarter	170.00	150.00
Second Quarter	172.00	137.00
Third Quarter	167.00	149.70
Fourth Quarter	205.00	152.00
2011:
First Quarter	222.60	177.00
Second Quarter	202.00	176.50
Third Quarter	195.50	150.50
Fourth Quarter	180.00	150.95
2012:
First Quarter	188.50	125.00
Second Quarter(1)	125.00	70.50

(1)	Through May 10, 2012.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low

2011:
November	173.15	150.95
December	167.55	154.00
2012:
January	188.50	164.00
February	165.30	125.00
March	149.95	129.40
April	125.00	70.50
May(1)	89.50	77.10

(1)	Through May 10, 2012.

As of April 30, 2012, there were approximately 11,820 holders of Class D shares in Buenos Aires Stock Market.

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

Back to Contents

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

Back to Contents

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

Back to Contents

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy and Production, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the company who was allegedly excluded from the National Government’s YPF PPP, filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Pursuant to the plaintiff’s request, the federal judge of first instance of Bell Ville, in the province of Cordoba, granted a preliminary injunction (the “Preliminary Injunction”), ordering that any sale of shares of YPF or any other transaction involving the sale, assignment or transfer of shares of YPF carried out by Repsol YPF or YPF be suspended, unless the plaintiff and other beneficiaries of the PPP, organized under the Federation of Former Employees of YPF, are involved or participate in such transactions. We filed an appeal against such decision, requesting that the Preliminary Injunction be revoked. In addition, we requested the recusal of the federal judge of first instance of Bell Ville and the issuance of a preliminary injunction offsetting the effects of the Preliminary Injunction. On March 1, 2011, we were notified that the intervening judge had allowed our appeal, suspending the effects of the Preliminary Injunction. In addition, a preliminary injunction was granted to explicitly allow the free disposition of our shares, provided that Repsol YPF, directly or indirectly continues to own at least 10% of our shares. On December 5, 2011, the Court of Appeals confirmed this preliminary injunction and modified the Preliminary Injunction of the federal judge of first instance of Bell Ville. Both the federal judge of first instance of Bell Ville, on July 21, 2011, and the Court of Appeals, on December 15, 2011, decided in favor of the jurisdiction the federal court in Buenos Aires to resolve this matter. Under the jurisprudence of the Federal Supreme Court of Argentina (upholding numerous decisions of the relevant Courts of Appeals), YPF should not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the National Government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

Additionally, the Company was notified of the preliminary injunction granted by a First Instance Labor Court in Tierra del Fuego Province, which suspended, until the ongoing nullification request is solved, the exercise of the political and economic rights that correspond to the 45,215,888 ADSs (each representing one ordinary Class D share of YPF) that Repsol YPF sold to certain investors in March 2011. In addition, YPF was ordered to inform about the

Back to Contents

suspension of such rights. As the Company had not been sued in the relevant proceedings, it requested its intervention as a third party. Additionally, YPF challenged the preliminary injunction requesting the suspension of its effects and invoking that the claim is barred by the applicable statute of limitations and submitting a motion to dismiss on the grounds of lack of jurisdiction, failure of the plaintiff to state a claim and litis pendentia. Moreover, the Company alleged that it was impossible to comply with the preliminary injunction due to the existence of successive share transfers and the impossibility of identifying present stockholders.

The Class A shares held by the Argentine government became eligible for sale in April 1995 upon the effectiveness of legislation which permitted the Argentine government to sell such shares. In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares at a price of U.S.$44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. On November 4, 1999, Repsol YPF acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of our Class B, C and D shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra Compañía Argentina de Petróleo, S.A. (“Astra”) and Repsol Argentina, S.A., Repsol YPF owned 330,551,981 Class D shares and therefore controlled us through a 99.04% ownership interest until 2008. On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. On May 3, 2011, PEISA exercised an option to acquire from Repsol YPF shares or ADSs representing 10.0% of our capital stock and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise. Following the exercise of this option, the Petersen Group owns shares representing 25.46% of our capital stock.

The Expropriation Law has significantly changed our shareholding structure. The Class D shares expropriated from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.”

As of the date of this annual report, the transfer of the expropriated shares between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which expropriated shares are allocated must enter a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

Memorandum and Articles of Association

YPF’s by-laws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry,

Back to Contents

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

Back to Contents

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

Back to Contents

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

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary meeting held on April 26, 2011, our Board of Directors is composed of 17 directors and 12 alternates.

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

Prior to the passage of the Expropriation Law and the related Intervention, the composition of certain of our Board committees, as well as the roles of certain members thereof, were affected by the implementation of the shareholders’ agreement between Repsol YPF and Petersen Energía. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” and “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention.”

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

Back to Contents

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

We have distributed over 85% of our net income attributable to the years 2001 through 2006 in dividends to our shareholders. We have not adopted a formal dividend policy. Any dividend policy adopted will be subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. In the shareholders’ agreement entered into by Repsol YPF and Petersen Energía in connection with the Petersen Transaction, they agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement.” However, following repeated public statements by the Argentine government that YPF had paid too much of its earnings in dividends and requesting the Company to withhold dividend payments for 2010 and 2011 and invest the related funds in exploration and production activities in Argentina, in March 2012, our Board of Directors decided not to pay a cash dividend but rather offer a scrip dividend with respect to 2011 and remaining undistributed prior years’ earnings. This proposal as well as our accounting documentation corresponding to Fiscal Year Nº 35, ended December 31, 2011, are expected to be evaluated by our shareholders. On April 23, 2012 the Intervention of the Company has decided to suspend, until further notice, the call notice of the General Ordinary Shareholders’ Meeting to be held on April 25, 2012, in order to guarantee the normality of the meeting and protect the interests of the Company and its shareholders and the transparency in the market. The agenda for that meeting includes the evaluation of our accounting documentation corresponding to Fiscal Year Nº 35. We expect that the new members of our Board of Directors to be appointed at the General Ordinary Shareholders’ Meeting of June 4, 2012 lift the aforementioned suspension. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may not be able to pay, maintain or increase dividends.”

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

Back to Contents

	Pesos Per Share/ADS

Year Ended December 31,	1Q	2Q	3Q	4Q	Total

2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15

Our Board of Directors approved a dividend of Ps.7.00 per share or per ADS, which was paid out of the reserve for future dividends on May 6, 2011, and a dividend of Ps.7.15 per share or per ADS, which was paid out of the reserve for future dividends on November 14, 2011.

On March 21, 2012, the Board of Directors resolved to make the following proposals to YPF’s shareholders: (i) to transfer Ps.1,057 million included in the ‘Reserve for future dividends’ to ‘Unappropriated retained earnings’(this amount, together with the earnings of the 2011 fiscal year, total Ps.6,353 million); (ii) to carry out a capital increase of Ps.5,789 million (which represents approximately 91.1% of such total); (iii) to assign Ps.299 million to meet the relevant CNV requirements concerning the distribution of profits in connection with deferred negative earnings; and (iv) to assign Ps.265 million, which represents 5% of the 2011 fiscal year earnings, to partially meet the increase in the legal reserve which will be required when the capital increase referred to above is carried out. These proposals as well as our accounting documentation corresponding to Fiscal Year Nº 35, ended December 31, 2011, are expected to be evaluated by our shareholders. On April 23, 2012 the Intervention of the Company has decided to suspend, until further notice, the call notice of the General Ordinary Shareholders’ Meeting to be held on April 25, 2012, in order to guarantee the normality of the meeting and protect the interests of the Company and its shareholders and the transparency in the market. The agenda for that meeting includes the evaluation of our accounting documentation corresponding to Fiscal Year Nº 35. We expect that the new members of our Board of Directors to be appointed at the General Ordinary Shareholders’ Meeting of June 4, 2012 lift the aforementioned suspension. The effect of the foregoing, if approved by our shareholders, will be to pay our dividends with respect to 2011 and remaining undistributed prior years’ earnings in the form of a scrip dividend. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may not be able to pay, maintain or increase dividends.”

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

Back to Contents

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

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, in proportion to their respective ownership, with respect to any unpreempted shares, in accordance with the following procedure:

Back to Contents

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

Back to Contents

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

The Expropriation Law has not triggered these obligations.

Back to Contents

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

The Expropriation Law has not triggered these obligations.

Back to Contents

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

Material Contracts

None.

Exchange Controls

See “Item 3. Key Information-Exchange Controls” for information on the monetary and currency exchange control restrictions in effect in Argentina.

Taxation

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs.

Dividends tax

Dividends paid on our Class D shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at a rate of 35% in respect of such excess. This is a final tax, and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Back to Contents

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our Class D shares or ADSs are not subject to Argentine income tax.

Personal assets tax

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as the Company, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (valor patrimonial proporcional), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased rate may apply. The account holder may use up to 34% of the tax paid in respect of credits as a credit against other federal taxes.

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

Estate and gift tax

The Province of Buenos Aires has imposed a tax on the reception of assets through inheritance or gift, effective January 1, 2011. The tax rates vary from 4% to 21.95%, depending on the value of the transferred assets and the relationship between the transferor and the transferee. The transfer of Class D shares or ADSs among residents of the Province of Buenos Aires shall be subject to this tax if other applicable conditions are met.

Other taxes

Subject to the discussion above regarding estate and gift taxes in the Province of Buenos Aires, there are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

In the case of litigation regarding the Class D shares or ADSs before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Back to Contents

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

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

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

Back to Contents

Depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Back to Contents

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

Sale or other disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your tax basis in the relevant Class D shares or ADSs, each as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

YPF believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2011 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, any gain you recognized on a sale or other disposition of the Class D share or ADS would be allocated ratably over your holding period for the Class D share or ADS. The amounts allocated to the taxable year of the disposition and to any year before YPF became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, the portion of any distribution in respect of Class D shares or ADSs that is in excess of 125% of the average of the annual distributions that you received on Class D shares or ADSs during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gains. Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if YPF were to be treated as a PFIC in a taxable year in which it paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder held Class D shares or ADSs, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

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

Back to Contents

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution, such as our ADSs). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of Class D shares or ADSs.

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

Back to Contents

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2011, and from which we may incur future gains or losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information-Risk Factors.”

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Item 3. Key Information-Risk Factors-Risks Relating to Argentina-We may be exposed to fluctuations in foreign exchange rates.”

The table below provides information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of December 31, 2011.

	Expected Maturity Date

	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total

	(in millions of U.S. dollars)
Assets	983	85	—	3		1,071
Accounts payable	1,467	217	124	516		2,324
Debt	1,391	675	263	147		2,475
Other Liabilities	74	6	6	369	(1)	455

(1)	Includes U.S.$346 million corresponding to accruals for contingencies with undetermined maturity.
Interest rate exposure

The objective of our financing strategy is to satisfy capital requirements while minimizing our exposure to interest rate fluctuations. To realize such objective, we have borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions. We generally follow a policy of not hedging our interest rate exposure.

The table below provides information about our assets and liabilities as of December 31, 2011 that may be sensitive to changes in interest rates.

	Expected Maturity Date

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value

	(in millions of pesos)
Assets
Fixed rate
Other Receivables	20	246	—	—	—	—	266	263
Interest rate	0.50%	0.50-4.82%
Variable rate
Other Receivables	21	21	21	21	21	15	120	120
Interest rate	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%

Back to Contents

	Expected Maturity Date

	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value

	(in millions of pesos)
Liabilities
Fixed rate
YPF’s Negotiable Obligations	—	300	—	—	—	376	676	784
Interest rate	4%	10%
Related Parties	—	—	—	—	—	—	—	—
Interest rate
Other debt	7,640	474	20	20	20	46	8,220	7,940
Interest rate	1-29%	1.50-13%	9.38%	9.38%	9.38%	9.38%
Variable rate
YPF’s Negotiable Obligations	300	—	—	—	—	—	300	300
Interest rate	BADLAR(2)+2.60%
Related parties	—	536	—	—	—	—	536	536
Interest rate		Libor + 3.35%
Other debt	89	789	733	45	1,205	214	3,075	3,075
Interest rate	Libor + 4-4.5%	Libor + 3.35-5.25%	Libor + 4-5.25%	Libor + 4.37-5.25%	Libor + 4-5.25%	Libor + 4-4.5%

(1)	Coeficiente de Estabilización de Referencia (CER) is a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.
(2)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of crude oil and oil products, especially in the export market. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging instruments. For information on our hydrocarbons delivery commitments as of December 31, 2011, see “Item 4. Information on the Company-Exploration and Production-Delivery commitments” and Note 10 to the Audited Consolidated Financial Statements.

ITEM 12. Description of Securities Other than Equity Securities

American Depositary Shares

Our ADSs are listed on the NYSE under the symbol “YPF.” The Bank of New York Mellon is the depositary issuing ADSs pursuant to our deposit agreement (the “Depositary”). Each ADS represents the right to receive one share.

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

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this annual report.

Persons depositing or withdrawing shares must pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Back to Contents

Persons depositing or withdrawing shares must pay:	For:

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF share register to or from the name of the depositary or its agent when a holder deposits or withdraws shares

Expenses of the depositary	Cable, telex and facsimile transmission expenses, as provided in the deposit agreement

Expenses incurred by the depositary in the conversion of foreign currency(1)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

(1)	Pursuant to our deposit agreement, whenever the depositary shall receive foreign currency, as a cash dividend or other distribution which, in the judgment of the depositary, can be converted on a reasonable basis into U.S. dollars and transferred to the United States, it will convert such foreign currency into U.S. dollars and transfer the resulting U.S. dollars (after deduction of its customary charges and expenses in effecting such conversion) to the United States.

In 2011, the Depositary made no direct or indirect payments to YPF.

Back to Contents

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2011, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer (see “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention”), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, YPF’s Principal Executive Officer and Principal Financial Officer concluded that YPF’s disclosure controls and procedures were effective at the reasonable assurance level in ensuring that information relating to YPF, required to be disclosed in reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer (see “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention”), we conducted an evaluation of the effectiveness of our internal control over

Back to Contents

financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in their report included in the F-pages.

Changes in Internal Control Over Financial Reporting

There has been no change in YPF’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

In connection with the Audit Committee and the Disclosure Committee of our Board of Directors, pursuant to Decree No. 530/12 of the National Executive Power enacted on April 16, 2012, during the Intervention of the Company, all powers, duties and responsibilities of the Board of Directors, Audit Committee and Disclosure Committee of the Company have been transferred to the Argentine government-appointed intervenor. Therefore, since such date, the Board of Directors, Audit Committee and Disclosure Committee are no longer in effect. See “Item 6. Directors, Senior Management and Employees—The Audit Committee” and “Item 16A. Audit Committee Financial Expert.”

ITEM 16.

ITEM 16A. Audit Committee Financial Expert

The powers, functions and duties of our Audit Committee have been temporarily assumed by the Intervenor and its delegates. See “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention” and “Item 6. Directors, Senior Management and Employees—The Audit Committee.”

Prior to the passage of the Expropriation Law and the Intervention, our Board of Directors had designated Mario Vázquez as YPF’s Audit Committee Financial Expert. Mr. Vázquez was designated by the Board of Directors at the meeting held on April 26, 2011. YPF believes that Mr. Vázquez possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Vázquez is an independent director.

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

Back to Contents

Services Rendered	2011		2010

	Fees	Expenses	Fees	Expenses

	(in thousands of pesos)
Audit Fees	12,883	110	11,531	73
Audit-Related Fees(1)	594	—	120	—
Tax Fees	—	—	—	—
All Other Fees	130	—	—	—

	13,607	110	11,651	73

(1)	Includes the fees for the issuance of agreed upon procedures reports.

The annual shareholders’ meeting of YPF appoints the external auditor of YPF, along with the Audit Committee’s non-binding opinion, which is submitted for consideration to the annual shareholders’ meeting.

The Audit Committee of YPF has a pre-approval policy regarding the contracting of YPF’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to YPF or any of its subsidiaries reflected in agreements dated on or after June 9, 2011. Prior to such date, the contracting of YPF’s external auditor, or any affiliate of the external auditor, for all audit and non-audit services, was approved by the Audit and Control Committee of Repsol YPF, in accordance with the same pre-approval policy.

The pre-approval policy is as follows:

1.  The Audit Committee must pre-approve all audit and non-audit services to be provided to YPF or any of its subsidiaries by the external auditor (or any of its affiliates) of YPF.

2.  The Chairman of the Audit Committee has been delegated the authority to approve the hiring of YPF’s external auditor (or any of its affiliates) without first obtaining the approval of the Audit Committee for any of the services which require pre-approval as described in (1) above.

Services approved by the Chairman of the Audit Committee as set forth above must be ratified at the next plenary meeting of the Audit Committee.

All of the services described in the table above were approved by the Audit and Control Committee of Repsol YPF (with respect to services contracted prior to June 9, 2011) or by the Audit Committee of YPF (with respect to services contracted on or after June 9, 2011).

The powers, functions and duties of our Audit Committee have been temporarily assumed by the Intervenor and its delegates. See “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention” and “Item 6. Directors, Senior Management and Employees—The Audit Committee.”

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

Singe the passage of Decree No. 530/12 of the National Executive Power, which provides for the Intervention of YPF, all powers, duties and responsibilities of the Audit Committee of the Company have been transferred to the government-appointed Intervenor. Accordingly, since April 16, 2012, the Company no longer has an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. If we fail to cure this deficiency, NYSE rules provide that the NYSE may initiate suspension and delisting procedures with respect to our securities. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Class D Shares and ADSs—We are currently not in compliance with NYSE continued listing requirements regarding our Audit Committee and are at risk of being delisted from the NYSE,” “Item 6. Directors, Senior Management and Employees—Management of the Company under the Intervention” and “Item 6. Directors, Senior Management and Employees—The Audit Committee.”

Back to Contents

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2011, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

ITEM 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2010 and 2011 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.R.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees-Compliance with NYSE Listing Standards on Corporate Governance.”

Back to Contents

PART III

ITEM 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19. Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version) *
1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version) **
11.1	Code of Ethics***
12.1	Section 302 Certification by Intervenor, Principal Executive Officer and Principal Financial Officer
13.1	Section 906 Certification
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Gaffney, Cline & Associates Inc.
23.3	Consent of Degolyer & MacNaughton
23.4	Consent of Ryder Scott Petroleum Consultants
99.1	Reserves Audit Report of Gaffney, Cline & Associates Inc.
99.2	Reserves Audit Report of DeGolyer & MacNaughton
99.3	Reserves Audit Report of Ryder Scott Petroleum Consultants

*	Filed as Exhibit 1.1 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
**	Filed as Exhibit 1.2 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
***	Incorporated by reference to YPF’s 2004 annual report on Form 20-F filed on June 30, 2005.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:		Julio M. de Vido

	Name:	JULIO M. DE VIDO
	Title:	Intervenor
Principal Executive Officer
Principal Financial Officer

Dated: May 15, 2012

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with generally accepted accounting principles applicable to consolidated financial statements in Argentina.

As indicated in Note 17 to the accompanying consolidated financial statements, on April 16, 2012, Decree No. 530/12 of the National Executive Power, provided for the temporary intervention of YPF. Furthermore, on April 23, 2012, the Intervenor decided to suspended, until further notice, the Shareholders’ meeting to be held on April 25, 2012, that should have considered, among other things, the financial statements as of December 31, 2011 prepared under accounting principles generally accepted in Argentina filed with the Comisión Nacional de Valores (Argentine Securities Commission) and approved by the Board of Directors of the Company on March 8, 2012.

Furthermore, as indicated in Note 17 to the accompanying consolidated financial statements, on May 4, 2012, Law No. 26,741 was enacted providing for the expropriation by the Argentine Government of 51% of the Company’s shares held until such date by Repsol YPF, S.A. A significant portion of the Company’s financial debt amounting to approximately US$ 2 billion as of December 31, 2011, provides that changes in the Company’s control and/or nationalization constitute an event of default. In addition, the outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of the debt to be accelerated if the debt having changes in control and/or nationalization events provisions goes into default or is accelerated.

Moreover, as indicated in Note 17 to the accompanying consolidated financial statements, during 2012 certain provinces of Argentina have revoked and/or have commenced proceedings to revoke some oil and gas production concessions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Notes 12, 13 and 14 to the consolidated financial statements.

Additionally, as indicated in Note 1 to the accompanying consolidated financial statements, the Company will be adopting the International Financial Reporting Standards as issued by the IASB (International Auditing Standard Board) (“IFRS”) as from the fiscal year beginning on January 1, 2012, with transition date on January 1, 2011. Information relating the effects of such transition to IFRS is presented in Note 16 to the consolidated financial statements, which also indicates that items and amounts contained in the reconciliations included in that note are subject to the changes that might occur as a result of modifications introduced to the IFRS that will be applied, and that such items and amounts will be considered definitive only when preparing the financial statements for the year ending on December 31, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2012 (except for the procedures relating to the testing and evaluation of the controls over the preparation of the US GAAP financial information shown in Note 12, 13 and 14, as to which the date is May 15, 2012) expressed an unqualified opinion on the Company’s internal control over financial reporting and included an explanatory paragraph stating that pursuant to Decree No. 530/12 of the National Executive Power enacted on April 16, 2012, during the temporary intervention of the Company, all powers, duties and responsibilities of the Board of Directors, the Audit Committee and the Disclosure Committee of the Company have been transferred to the Argentine government-appointed Intervenor. Therefore, since such date, the Board of Directors, the Audit Committee and the Disclosure Committee are no longer in effect.

Buenos Aires City, Argentina

March 8, 2012, except for Notes 12, 13, 14, 16 and 17, as to which the date is May 15, 2012

Deloitte & Co. S.R.L.

/s/ Diego O. De Vivo
Partner

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled and jointly controlled companies (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As stated in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15), pursuant to Decree No. 530/12 of the National Executive Power enacted on April 16, 2012, during the temporary intervention of the Company, all powers, duties and responsibilities of the Board of Directors, the Audit Committee and the Disclosure Committee of the Company have been transferred to the Argentine government-appointed Intervenor. Therefore, since such date, the Board of Directors, the Audit Committee and the Disclosure Committee are no longer in effect.

Back to Contents

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of and for the year ended December 31, 2011 and our report dated March 8, 2012 (except for Notes 12, 13, 14, 16 and 17, as to which the date is May 15, 2012) expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs stating that:

–	as indicated in Note 17 to the accompanying consolidated financial statements, on April 16, 2012,Decree No. 530/12 of the National Executive Power, provided for the temporary intervention ofYPF. Furthermore, on April 23, 2012, the Intervenor decided to suspended, until further notice, theShareholders’ meeting to be held on April 25, 2012, that should have considered, among otherthings, the financial statements as of December 31, 2011 prepared under accounting principlesgenerally accepted in Argentina filed with the Comisión Nacional de Valores (Argentine SecuritiesCommission) and approved by the Board of Directors of the Company on March 8, 2012.

–	as indicated in Note 17 to the accompanying consolidated financial statements, on May 4, 2012, LawNo. 26,741 was enacted providing for the expropriation by the Argentine Government of 51% of theCompany’s shares held until such date by Repsol YPF, S.A. A significant portion of the Company’sfinancial debt amounting to approximately US$ 2 billion as of December 31, 2011, provides thatchanges in the Company’s control and/or nationalization constitute an event of default. In addition,the outstanding financial indebtedness also contains cross-default provisions and/or cross-acceleration provisions that could cause all of the debt to be accelerated if the debt having changes incontrol and/or nationalization events provisions goes into default or is accelerated.

–	as indicated in Note 17 to the accompanying consolidated financial statements, during 2012, certainprovinces of Argentina have revoked and/or have commenced proceedings to revoke some oil andgas production concessions.

–	the accounting principles generally accepted in Argentina vary in certain significant respects fromaccounting principles generally accepted in the United States of America (“U.S. GAAP”) and thatthe information related to the nature and effect of such differences is presented in Notes 12, 13, and14 to the consolidated financial statements of the Company; and

–	as indicated in Note 1 to the accompanying consolidated financial statements, the Company will beadopting the International Financial Reporting Standards as issued by the IASB (InternationalAuditing Standard Board) (“IFRS”) as from the fiscal year beginning on January 1, 2012, withtransition date on January 1, 2011. Information relating the effects of such transition to IFRS ispresented in Note 16 to the consolidated financial statements, which also indicates that items andamounts contained in the reconciliations included in that note are subject to the changes that mightoccur as a result of modifications introduced to the IFRS that will be applied, and that such items andamounts will be considered definitive only when preparing the financial statements for the yearending on December 31, 2012.

Buenos Aires City, Argentina

March 8, 2012 (except for the procedures relating to the testing and evaluation of the controls over the preparation of the US GAAP financial information shown in Note 12, 13 and 14, as to which the date is May 15, 2012)

Deloitte & Co. S.R.L.

/s/ Diego O. De Vivo
Partner

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts expressed in million of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.a)

	2011	2010	2009

Net sales (Note 3.k)	56,697	44,162	34,320
Cost of sales (Note 15.d)	(41,932)	(29,899)	(23,177)

Gross profit	14,765	14,263	11,143
Selling expenses (Note 15.f)	(3,723)	(3,015)	(2,490)
Administrative expenses (Note 15.f)	(1,905)	(1,429)	(1,102)
Exploration expenses (Note 15.f)	(574)	(344)	(552)

Operating income	8,563	9,475	6,999
Income (loss) on long-term investments	92	79	(9)
Other (expense) income, net (Note 3.i)	(62)	(155)	159
Financial income (expense), net and holding gains (losses):
Gains (losses) on assets
Interests	184	118	109
Exchange differences	524	202	182
Holding gains (losses) on inventories	1,089	676	(11)
Losses on liabilities
Interests	(1,095)	(931)	(958)
Exchange differences	(1,049)	(444)	(564)

Net income before income tax	8,246	9,020	5,907
Income tax (Note 3.j)	(2,950)	(3,230)	(2,218)

Net income	5,296	5,790	3,689

Earnings per share (Note 1.a)	13.47	14.72	9.38

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011, 2010 AND 2009 (Amounts expressed in million of Argentine pesos – Note 1.a)

	2011	2010	2009

Current Assets
Cash	899	570	669
Investments (Note 3.a)	562	1,957	1,476
Trade receivables (Note 3.b)	3,473	3,322	2,831
Other receivables (Note 3.c)	3,090	3,089	2,490
Inventories (Note 3.d)	6,074	3,865	3,066

Total current assets	14,098	12,803	10,532

Noncurrent Assets
Trade receivables (Note 3.b)	22	28	22
Other receivables (Note 3.c)	989	1,587	527
Investments (Note 3.a)	633	594	661
Fixed assets (Note 3.e)	39,650	31,567	27,993
Intangible assets	7	10	12

Total noncurrent assets	41,301	33,786	29,215

Total assets	55,399	46,589	39,747

Current Liabilities
Accounts payable (Note 3.f)	11,915	7,639	5,863
Loans (Note 3.g)	8,113	6,176	4,679
Salaries and social security	569	421	298
Taxes payable	812	2,571	1,437
Contingencies (Notes 10.a and 15.c)	396	295	341

Total current liabilities	21,805	17,102	12,618

Noncurrent Liabilities
Accounts payable (Note 3.f)	6,880	5,616	4,391
Loans (Note 3.g)	4,654	1,613	2,140
Salaries and social security	181	168	110
Taxes payable	623	523	828
Contingencies (Notes 10.a and 15.c)	2,521	2,527	1,959

Total noncurrent liabilities	14,859	10,447	9,428

Total liabilities	36,664	27,549	22,046
Shareholders’ Equity (per corresponding statements)	18,735	19,040	17,701

Total liabilities and Shareholders’ equity	55,399	46,589	39,747

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts expressed in million of Argentine pesos – Note 1.a)

	2011		2010		2009

Cash Flows from Operating Activities
Net income	5,296		5,790		3,689
Adjustments to reconcile net income to net cash flows provided by operating activities:
(Income) loss on long-term investments	(92)		(79)		9
Depreciation of fixed assets	5,466		5,273		4,832
Consumption of materials and fixed assets retired, net of allowances	941		572		645
Increase in allowances for fixed assets	18		72		1
Income tax	2,950		3,230		2,218
Increase in accruals	804		1,310		1,062
Changes in assets and liabilities:
Trade receivables	38		(407)		(21)
Other receivables	785		(1,575)		(725)
Inventories	(2,209)		(799)		383
Accounts payable	2,608		1,809		(461)
Salaries and social security	146		181		43
Taxes payable	(183)		(259)		(762)
Decrease in accruals	(709)		(788)		(1,207)
Interests, exchange differences and others	1,300		498		746
Dividends from long-term investments	37		40		38
Income tax payments	(4,426)		(2,142)		(1,076)

Net cash flows provided by operating activities	12,770	(1)	12,726	(1)	9,414	(1)

Cash Flows used in Investing Activities
Acquisitions of fixed assets	(12,289	)(2)	(8,729	)(2)	(5,636	)(2)
Stock redemption in long-term investments	—		—		3
Investments (non cash and equivalents)	11		105		30

Net cash flows used in investing activities	(12,278)		(8,624)		(5,603)

Cash flows used in Financing Activities
Payments of loans	(17,748)		(13,454)		(13,870)
Proceeds from loans	21,742		14,178		15,886
Dividends paid	(5,565)		(4,444)		(4,897)

Net cash flows used in financing activities	(1,571)		(3,720)		(2,881)

(Decrease) increase in Cash and Equivalents	(1,079)		382		930

Cash and equivalents at the beginning of year	2,527		2,145		1,215
Cash and equivalents at the end of year	1,448		2,527		2,145

(Decrease) increase in Cash and Equivalents	(1,079)		382		930

For supplemental information on statements of cash flows see Note 1.a and for the composition of cash and equivalents see Note 3.a.

(1)	Includes (469), (344) and (372) corresponding to interest payments for the years ended December 31, 2011, 2010 and 2009, respectively.
(2)	Includes (276), (146) and (529) corresponding to payments related with the extension of certain exploitation concessions in the Provinces of Mendoza and Neuquén (Note 10.c) for the years ended December 31, 2011, 2010 and 2009, respectively.

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
(Amounts expressed in million of Argentine pesos except for per share amount in pesos – Note 1.a)

	Shareholders’ Contributions

	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Deferred earnings	Reserve for future dividends	Unappropriated retained earnings	Total shareholders’ equity

Balance as of December 31, 2008	3,933	7,281	640	11,854	2,224	(192)	1,505	3,582	18,973
As decided by the Ordinary Shareholders’ meeting of April 28, 2009:
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,505)	1,505	—
– Appropriation to Legal reserve	—	—	—	—	19	—	—	(19)	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	5,901	(5,901)	—
As decided by the Board of Directors’ meeting of May 5, 2009:
– Cash dividends (6.30 per share)	—	—	—	—	—	—	(2,478)	—	(2,478)
As decided by the Board of Directors’ meeting of November 4, 2009:
– Cash dividends (6.15 per share)	—	—	—	—	—	—	(2,419)	—	(2,419)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(64)	—	—	(64)
Net income	—	—	—	—	—	—	—	3,689	3,689

Balance as of December 31, 2009	3,933	7,281	640	11,854	2,243	(256)	1,004	2,856	17,701
As decided by the Ordinary and Extraordinary Shareholders’ meeting of April 14, 2010:
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(1,004)	1,004	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	5,040	(5,040)	—
As decided by the Board of Directors’ meeting of April 14, 2010:
– Cash dividends (5.50 per share)	—	—	—	—	—	—	(2,163)	—	(2,163)
As decided by the Board of Directors’ meeting of November 5, 2010:
– Cash dividends (5.80 per share)	—	—	—	—	—	—	(2,281)	—	(2,281)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(7)	—	—	(7)
Net income	—	—	—	—	—	—	—	5,790	5,790

Balance as of December 31, 2010	3,933	7,281	640	11,854	2,243	(263)	596	4,610	19,040
As decided by the Ordinary Shareholders’ meeting of April 26, 2011:
– Absorption of the effect of the modification of previous years information (Note 1.b)	—	(1,180)	—	(1,180)	—	—	—	1,180	—
– Reversal of Legal Reserve (Note 1.b)	—	—	—	—	(236)	—	—	236	—
– Reversal of Reserve for future dividends	—	—	—	—	—	—	(596)	596	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	—	6,622	(6,622)	—
As decided by the Board of Directors’ meeting of April 26, 2011:
– Cash dividends (7.00 per share)	—	—	—	—	—	—	(2,753)	—	(2,753)
As decided by the Board of Directors’ meeting of November 2, 2011:
– Cash dividends (7.15 per share)	—	—	—	—	—	—	(2,812)	—	(2,812)
Net decrease in deferred earnings (Note 2.i)	—	—	—	—	—	(36)	—	—	(36)
Net income	—	—	—	—	—	—	—	5,296	5,296

Balance as of December 31, 2011	3,933	6,101	640	10,674	2,007	(299)	1,057	5,296	18,735

The accompanying notes are an integral part of these statements.

Back to Contents

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
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

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (“IFRS”)” as issued by the International Accounting Standards Board (“IASB”), subsequently modified by Technical Resolution No. 29 dated December 3, 2010. Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 dated July 1, 2010), for certain publicly-traded entities under Law No. 17,811. The application of such rules will be mandatory for YPF for the fiscal year beginning on January 1, 2012. Consequently, the first quarterly consolidated financial statements under IFRS will be as of March 31, 2012. On April 14, 2010, the Board of Directors has approved a specific IFRS implementation plan. Note 16 to these consolidated financial statements describes the criteria adopted in the transition to IFRS and the reconciliations of Shareholders’ equity and net income, also indicates that items and amounts contained in the reconciliations included in that note are subject to the changes that might occur as a result of modifications introduced to the IFRS that will be applied, and that such items and amounts will be considered definitive only when preparing the financial statements for the year ending on December 31, 2012.

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

Basis of consolidation

Following the methodology established by Technical Resolution No. 21 of the FACPCE, YPF has consolidated its balance sheets and the related statements of income and cash flows as follows:

•	Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, costs and expenses, which are aggregated to YPF’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments and minority interest if applicable.

Back to Contents

•	Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of YPF’s proportionate share in their assets, liabilities, net revenues, costs and expenses, considering the elimination of intercompany profits, transactions, balances and other consolidations adjustments. The effect of this proportional consolidation for the year ended December 31, 2011 and comparative information, is disclosed in Note 12.b.

Foreign subsidiaries are defined as integrated companies when they carry out their operations as an extension of the parent company’s operations or as non-integrated companies when they collect cash and other monetary items, incur expenses, generate income and are financed principally through their own resources. Assets and liabilities of non-integrated foreign subsidiaries are translated into Argentine pesos at the exchange rate prevailing as of the end of each year. Income statements are translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are included as a component of shareholder’s equity in the account “Deferred Earnings”, which are maintained until the sale or complete or partial reimbursement of capital of the related investment occurs. Assets, liabilities and income statements of integrated foreign subsidiaries are translated at the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process are credited (charged) to the income statement in the account “Gains (losses) on assets – Exchange differences”.

The consolidated financial statements are based upon the latest available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies, which could have produced changes to their shareholders’ equity.

The valuation methods employed by the controlled and jointly controlled companies are consistent with those followed by YPF. If necessary, adjustments to the accounting information have been made to conform the accounting principles used by these companies to those of YPF. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companieś financial statements and the recognition of the deferred income tax liability related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and the corresponding historical cost used for tax purposes (Note 1.b).

Statements of Cash Flows

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

The main investing activities that have not affected cash and equivalents, correspond to increases in hydrocarbon wells abandonment obligations costs, outstanding payables related to the extension of certain concessions in the provinces of Mendoza and Neuquén (Note 10.c), unpaid acquisitions of fixed assets at the end of the year and capital contributions to controlled companies made through loan capitalizations.

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

Joint ventures and other agreements

The Company’s interests in joint ventures and other agreements, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Back to Contents

Production concession and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concession and exploration permits under Law No. 17,319, which has been amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to the Provinces or the Nation, depending on the location. Exploration permits may have a term of up to 14 years (17 years for offshore exploration) and production concessions have a term of 25 years, which may be extended for an additional ten-year term (Note 10.c).

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments, trade receivables, other receivables and liabilities approximates its fair value due to the short maturity of these instruments. As of December 31, 2011, 2010 and 2009 the fair value of loans payable estimated based on market prices or current interest rates at the end of each year amounted to 12,833, 7,862 and 6,827, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, trade receivables and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Appart from the Tax Credit certificates pending of compensation that YPF obtained while the Petroleum and Refining Plus Programs, established by Decree No. 2,014/2008 and its regulations and included in Note 3.c “Tax credits, export rebates and production incentives”, were in force, the Company’s customer base is dispersed.

As of December 31, 2011, YPF does not hold derivative financial instruments.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the years ended as of December 31, 2011, 2010 and 2009.

b)	Change in accounting policy

In relation to the implementation of IFRS above mentioned, General Resolution No. 576/10 of the CNV establishes that companies which, in accordance with generally accepted accounting principles in Argentina, had opted to disclose in a note to the financial statements the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes had to recognize such liability with a debit to unappropriated retained earnings. The resolution also establishes that such recognition could be recorded in any interim or annual period until the transition date to IFRS is met, inclusive. Additionally, the resolution above mentioned establishes that, as an exception, the Ordinary Shareholders’ meeting that considers the financial statements for the fiscal year in which the deferred income tax liability is accounted for, can record such debit in unappropriated retained earnings into capital accounts not represented by shares (capital stock) or into retained earnings accounts, not providing a predetermined order for such accounting.

As of December 31, 2010, the Company recorded the deferred income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes including the effects of the change in accounting policy retroactively.

The financial statements as of December 31, 2009, have been amended to give retrospective effect to the change in accounting policy previously mentioned, and have been filed with the SEC in the Form 6K dated March 14, 2011 (SEC Accession No. 0001208646-11-000114).

Back to Contents

Consequently, information regarding the financial statements as of December 31, 2009, presented in these consolidated financial statements for comparative purposes, corresponds to the amounts presented in the mentioned Form 6K. The modification of comparative information does not imply any change to statutory decisions already taken.

The Ordinary Shareholders’ meeting held on April 26, 2011, decided the absorption of the effect corresponding to the deferred income tax liability above mentioned in the “Adjustment to contributions” account, which had been recorded as mentioned previously in this note, for an amount of 1,180. Additionally, as a consequence of the mentioned absorption, the Shareholders’ meeting decided the reversal of the Legal Reserve for 236, to adequate its balance to legal requirements.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash, current investments, trade and other receivables and payables:

–	Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each year, if applicable. Investments with price quotation have been valued at fair value as of the end of each year.

–	Amounts in foreign currencies have been valued at face value at the relevant exchange rates in effect as of the end of each year, including accrued interest, if applicable. Investments with price quotation have been valued at fair value at the relevant exchange rate in effect as of the end of each year. Exchange differences have been credited (charged) to current income. Additional information on assets and liabilities denominated in foreign currency is disclosed in Note 15.e.

When generally accepted accounting principles in Argentina require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

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

If necessary, adjustments to the accounting information have been made to conform the accounting principles used by companies under significant influence to those of the Company. Main adjustments are related to the recognition of the deferred income tax liability corresponding to the companies under significant influence related to the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes (Note 1.b).

Investments in companies under significant influence have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Company and the related companies which have produced changes on the latter shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. The Company has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method will not be subject to such tax.

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

Oil and gas producing activities

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of December 31, 2011, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

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

Back to Contents

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum and gas engineers on a three-year rotation plan.

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

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 8, does not exceed their estimated recoverable value.

e)	Salaries and Social Security – Pension Plans and other Postretirement and Postemployment benefits:

YPF Holdings Inc., which has operations in the United States of America, has certain defined-benefit plans and postretirement and postemployment benefits.

The funding policy related to the defined-benefit plans as of December 31, 2011, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

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

Back to Contents

During the year 2008, YPF Holdings Inc. curtailed postretirement health care benefits to certain retiree, some of which were reincorporated to the plan during 2010. The effect on net income of the curtailment and the mentioned reincorporation, has not been material.

The plans mentioned above are valued at net present value, are accrued on the years of active service of employees and are disclosed as non-current liabilities in the “Salaries and social security” account. Actuarial losses and gains related to the changes in actuarial assumptions are charged to the “Other (expense) income, net” account of the statement of income.

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

For the years ended December 31, 2011, 2010 and 2009, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income of each year.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes (see additionally Note 10.c “Agreements of extension of concessions”). The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an “Extraordinary Production Royalty” (see Note 10.c).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Back to Contents

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. The regime provides that when the international price exceeds the reference price of US$ 60.9 per barrel, the producer will collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days.

The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the procedure for the calculation mentioned above applies to other crude derivatives and lubricants, based upon different withholding rates, reference prices and prices allowed to producers. Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

In December 2011, Law 26,732 extended the mentioned regime for 5 years, after its expiration.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and accruals for contingencies:

–	Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

–	Accruals for contingencies: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Accruals for contingencies are required to be accounted at the discounted value as of the end of each year, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and accruals for contingencies accounts is set forth in Note 15.c.

h)	Environmental liabilities:

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

Back to Contents

i)	Shareholder’s equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1.a, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account, which additionally includes the absorption of the effect corresponding to the income tax liability originated in the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. Such effect has been originally recorded in the “Unappropriated retained earnings” account during the year ended December 31, 2010, as established by General Resolution No. 576/2010.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of the investments in non-integrated foreign companies.

j)	Statement of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

–	Accounts which accumulate monetary transactions at their face value.

–	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

–	Depreciation of non-monetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.a.

–	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

–	Income (loss) on long-term investments in which significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (loss) on long-term investments” account, except for the exchange differences arising from the translation process of the foreign subsidiaries defined as integrated companies which are included in the account “Gains (losses) on assets – Exchange differences”.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

a)	Investments:

	2011				2010				2009

	Current		Noncurrent		Current		Noncurrent		Current		Noncurrent

Short-term investments	562	(1)(2)	21	(2)	1,957	(1)	45	(2)	1,476	(1)	150	(2)
Long-term investments (Note 15.b)	—		668		—		628		—		636
Allowance for reduction in value of holdings in long-term investments (Note 15.c)	—		(56)		—		(79)		—		(125)

	562		633		1,957		594		1,476		661

(1)	Includes 549, 1,957 and 1,476 as of December 31, 2011, 2010 and 2009, respectively, with an original maturity of less than three months.
(2)	Includes 15, 45 and 150 as of December 31, 2011, 2010 and 2009, respectively, that corresponds to restricted cash which represents bank deposits used as guarantees given to government agencies.

Back to Contents

b)	Trade receivables:

	2011		2010		2009

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Accounts receivable	3,432	22	3,450	28	2,963	22
Related parties (Note 7)	498	—	339	—	281	—

	3,930	22	3,789	28	3,244	22
Allowance for doubtful trade receivables (Note 15.c)	(457)	—	(467)	—	(413)	—

	3,473	22	3,322	28	2,831	22

c)	Other receivables:

	2011		2010		2009

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Tax credits, export rebates and production incentives	1,313	15	1,882	814	1,403	16
Trade	227	—	178	—	105	—
Prepaid expenses	301	129	174	78	208	82
Concessions charges	9	26	17	27	17	38
Related parties (Note 7)	173	291	151	256	192	74
Loans to clients	33	56	26	70	30	69
Trust contributions – Obra Sur	21	98	13	115	—	119
Advances to suppliers	261	—	250	—	125	—
Collateral deposits	161	38	165	56	177	4
Advances and loans to employees	104	—	51	—	42	—
Receivables with partners in joint ventures	56	278	—	94	—	69
Miscellaneous	524	67	275	93	285	73

	3,183	998	3,182	1,603	2,584	544
Allowance for other doubtful accounts (Note 15.c)	(93)	—	(93)	—	(94)	—
Allowance for valuation of other receivables to their estimated realizable value (Note 15.c)	—	(9)	—	(16)	—	(17)

	3,090	989	3,089	1,587	2,490	527

d)	Inventories:

	2011	2010	2009

Finished products	3,728	2,377	1,715
Crude oil and natural gas	1,650	1,061	989
Products in process	64	67	59
Construction works in progress	256	32	—
Raw materials, packaging materials and others	376	328	303

	6,074	3,865	3,066

e)	Fixed assets:

	2011	2010	2009

Net book value of fixed assets (Note 15.a)	39,757	31,669	28,033
Allowance for obsolescence of material and equipment (Note 15.c)	(107)	(99)	(37)
Allowance for unproductive exploratory drilling (Note 15.c)	—	(3)	(3)

	39,650	31,567	27,993

Back to Contents

f)	Accounts payable:

	2011		2010		2009

	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Trade	9,295	38	6,170	34	4,576	40
Hydrocarbon wells abandonment obligations	252	6,329	243	5,228	238	4,016
Related parties (Note 7)	353	—	309	—	249	—
Investments in companies with negative shareholders’ equity	—	—	5	—	6	—
Extension of Concessions – Provinces of Mendoza and Neuquén (Note 10.c)	451	—	—	—	142	—
From joint ventures and other agreements	714	—	409	—	358	—
Environmental liabilities (Note 10.b)	303	221	302	205	179	285
Miscellaneous	547	292	201	149	115	50

	11,915	6,880	7,639	5,616	5,863	4,391

g)	Loans:

			2011		2010		2009
	Interest	Principal
	rate (1)	maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations(2)	4.00 – 19.99%	2012-2028	313	678	361	626	6	547
Related parties (Note 7)	3.93%	2013	—	538	458	97	912	380
Other financial debts	1.00 – 29.00%	2012-2017	7,800	3,438	5,357	890	3,761	1,213

			8,113	4,654	6,176	1,613	4,679	2,140

(1)	Annual interest rate as of December 31, 2011.
(2)	Disclosed net of 75, 52 and 38, corresponding to YPF outstanding Negotiable Obligations, repurchased through open market transactions as of December 31, 2011, 2010 and 2009, respectively.

The maturities of the Company’s noncurrent loans, as of December 31, 2011, are as follows:

	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	Over 5 years	Total

Noncurrent loans	2,051	761	45	1,205	592	4,654

Details regarding the Negotiable Obligations of the Company are as follows:

(in million)						Book Value

M.T.N. Program		Issuance				2011		2010		2009

Year	Amount	Year	Principal Value	Interest Rate(1)	Principal Maturity	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent

1997	US$ 1,000	1998	US$ 100	10.00%	2028	7	377	7	348	6	342
2008	US$ 1,000	2009	$ 205	—	—	—	—	205	—	—	205
2008	US$ 1,000	2010	$ 143	—	—	—	—	144	—	—	—
2008	US$ 1,000	2010	US$ 70	4.00%	2013	5	301	5	278	—	—
2008	US$ 1,000	2011	$ 300	19.99%	2012	301	—	—	—	—	—

						313	678	361	626	6	547

(1)	Annual interest rate as of December 31, 2011.

Back to Contents

In connection with the issued Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders representing a percentage that varies between 10% and 25% of the total principal amount of the outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

The Company’s financial debt, which totaled 12,767, including accrued interest (for long-term and short-term debt) as of December 31, 2011 contains customary conditions for contracts of this nature. With respect to a significant portion of it, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 21.1% of the financial debt as of December 31, 2011 is subject to financial covenants related to the leverage ratio and debt service coverage of the Company.

Financial debt is also subject to usual events of default clauses, including in some cases cross-default clauses that could result in early enforcement, and in some cases, prepayment provisions.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. Under the mentioned program, on September 24, 2009, YPF issued the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. On March 4, 2010, YPF issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. As of December 31, 2011, the Company has fully complied with the use of proceeds disclosed in the pricing supplement relating to the classes of Negotiable Obligations previously mentioned, and Negotiable Obligations “Class I and II” have been fully paid. Additionally, within the previously mentioned program on June 21, 2011, YPF issued Negotiable Obligations “Class V” at variable rate, with final maturity in 2012, for an amount of 300 million of Argentine pesos. All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

Additionally, a significant portion of the Company’s financial debt, totaling approximately US$ 2,000 million as of December 31, 2011 (US$ 1,600 million as of the issuance date of these consolidated financial statements), provides that changes in the Company’s control and/or nationalization may constitute an event of default. Moreover, the Company’s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions goes into default or is accelerated. On May 3, 2012, Argentine Congress passed Law No. 26,741 and consequently government took control over YPF (see Note 17). As of the issuance date of these consolidated financial statements, the Company has not received any default notification or debt acceleration requirement, and Management is actively pursuing formal waivers from the corresponding financial creditors. In case those waivers are not obtained and immediate repayment is required, the Company could face short-term liquidity problems. However Management expects that in such case it could obtain financing from several sources, including the Company’s operating cash flows and available credit lines.

h)	Benefit plans:

Defined – benefit obligations

	2011	2010	2009

Net present value of obligations	143	130	93
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	143	130	93

Back to Contents

Changes in the fair value of the defined-benefit obligations
	2011	2010	2009

Liabilities at the beginning of the year	130	93	117
Translation differences	13	4	14
Service cost	—	—	—
Interest cost	6	7	8
Actuarial losses (gains)	12	21	(33)
Benefits paid, settlements and amendments	(18)	5	(13)

Liabilities at the end of the year	143	130	93

Changes in the fair value of the plan assets	2011	2010	2009

Fair value of assets at the beginning of the year	—	—	—
Employer and employees contributions	18	13	13
Benefits paid and settlements	(18)	(13)	(13)

Fair value of assets at the end of the year	—	—	—

	(Expense) Income

Amounts recognized in the Statement of Income	2011	2010	2009

Service cost	—	—	—
Interest cost	(6)	(7)	(8)
Actuarial (losses) gains recognized in the year	(12)	(21)	33
(Losses) on settlements and amendments	—	(17)	—

Total recognized as other (expense) income, net (Note 3.i)	(18)	(45)	25

Actuarial assumptions	2011	2010	2009

Discount rate	3.4%-3.7%	4.7%	5.5%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Health care cost trend

For measurement purposes, an 8.1% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended December 31, 2011. The rate is assumed to decrease by 0.3% each year until reaching 4.5% in 2024 and remain in that level thereafter.

Expected employer’s contributions and estimated future benefit payments for the remaining plans are:

		Other Benefits

	Pension Benefits	Gross Benefits Payments

Expected employer’s contributions for next year	2	12
Estimated future benefit payments are as follows:
2012	2	12
2013	2	12
2014	2	12
2015	1	11
2016 – 2021	7	57

Back to Contents

i)	Other (expense) income, net:

	(Expense) Income

	2011	2010	2009

(Accrual) recovery for pending lawsuits and other claims	(80)	(138)	106
Environmental remediation – YPF Holdings Inc.	(220)	(124)	(134)
Insurance recovery	142	55	98
Defined benefit pension plans and other postretirement benefits (Note 3.h)	(18)	(45)	25
Miscellaneous	114	97	64

	(62)	(155)	159

j)	Income tax:
	2011	2010		2009

Current income tax	(2,824)	(3,577)		(2,302)
Deferred income tax	(126)	347		84

	(2,950) (1)	(3,230)	(1)	(2,218)	(1)

(1)	Corresponds to income tax incurred in Argentina as of December 31, 2011, 2010 and 2009, respectively.

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the years ended December 31, 2011, 2010, and 2009, is as follows:

	2011	2010	2009

Net income before income tax	8,246	9,020	5,907
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(2,886)	(3,157)	(2,067)
Permanent differences:
Income (loss) on long-term investments(2)	32	28	(3)
Income from tax free jurisdiction – Law Nº 19,640 (Tierra del Fuego)	58	55	29
Tax amnesty – Law No. 26,476	—	—	(97)
Miscellaneous	47	(60)	53
Increase of valuation allowance for temporary differences and tax loss and credit carryforwards(1)	(201)	(96)	(133)

	(2,950)	(3,230)	(2,218)

(1)	Relates to changes in circumstances and prospects that affect the future use of the temporary differences, tax loss and credit carryforwards.
(2)	The Company does not provide for income taxes on the unremitted earnings of equity method investees as it anticipates that they will be remitted in a tax free liquidation.

Back to Contents

The breakdown of the net deferred tax liability as of December 31, 2011, 2010 and 2009, is as follows:

	2011	2010	2009

Deferred tax assets
Tax loss and credit carryforwards	1,626 (1)	1,352	1,154
Non deductible allowances and reserves and other liabilities	1,207	1,119	963
Miscellaneous	142	180	220

Total deferred tax assets	2,975	2,651	2,337

Deferred tax liabilities
Fixed assets	(1,278)	(1,230)	(1,445)
Miscellaneous	(84)	(24)	(10)

Total deferred tax liabilities	(1,362)	(1,254)	(1,455)
Valuation allowances	(2,030)	(1,688)	(1,520)

Net deferred tax liability	(417)	(291)	(638)

(1)	Tax loss and credit carryforwards will expire as follows: 1,516 after five years and 110 that carry forward indefinitely.

k)	Net sales:

	2011	2010	2009

Sales	60,758	47,277	36,978
Turnover tax	(1,855)	(1,204)	(835)
Hydrocarbon export withholdings	(2,206)	(1,911)	(1,823)

	56,697	44,162	34,320

4.	CAPITAL STOCK

The Company’s subscribed capital as of December 31, 2011, 2010 and 2009 was 3,933 and was represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2011, Repsol YPF S.A. (“Repsol YPF”) controlled the Company, directly and indirectly, through an approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding. Additionally, Repsol YPF had granted to other minority shareholder an option to purchase from Repsol YPF up to an additional 1.6% of YPF’s outstanding capital stock, which expired without being exercised as of the date of issuance of these consolidated financial statements.

Additionally, Repsol YPF and PESA have signed a shareholders’ agreement establishing, among other things, the adoption of a dividend policy to distribute 90% of the annual net income (see additionally Note 17).

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

As of December 31, 2011, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Law No. 26,741 enacted on May 4, 2012 (see Note 17), changed the Company’s shareholding structure. The Class D shares expropriated from Repsol YPF or its controlling or controlled entities, which represent 51% of YPF’s share capital, will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

Back to Contents

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of December 31, 2011, YPF has signed guarantees in relation to the financing activities of Central Dock Sud S.A. in an amount of approximately US$ 9 million. The corresponding loan has final maturity in 2013.

Additionally, as of December 31, 2011, the Company has issued letters of credit in an amount of US$ 51 million to guarantee environmental obligations; and guarantees in an amount of approximately US$ 29 million to guarantee the enforcement of contracts from certain controlled companies.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of December 31, 2011, the main exploration and production joint ventures and other agreements in which YPF participates are the following:

Name and Location	Ownership Interest		Operator

Acambuco Salta	22.50%		Pan American Energy LLC
Aguada Pichana Neuquén	27.27%		Total Austral S.A.
Aguaragüe Salta	30.00%		Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%		Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido(2) Chubut	50.00%		YPF S.A.
Consorcio CNQ7/A La Pampa and Mendoza	50.00%		Petro Andina Resources Argentina
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Argentina S.A.
Ramos Salta	15.00	%(1)	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%		YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.
(2)	See additionally Note 10.a).

Back to Contents

Additionally, Energía Argentina S.A. (“ENARSA”) and YPF have formed the joint venture “Proyecto GNL Escobar – Unión Transitoria de Empresas”, for storage, regasification and distribution of liquefied natural gas (“LNG”) in the surroundings of the distribution area in Buenos Aires, the main center of gas consumption, in order to optimize and increase the regasification capacity. During the second quarter of 2011, the construction was completed and the operation has begun.

Additionally, certain YPF´s subsidiaries participate in exploration and production agreements in the Gulf of Mexico and Guyana and other countries in latin America.

Furthermore, as of December 31, 2011, the Company tendered and resulted awarded, in whole or associated with third parties, of exploration licenses in several areas.

The assets and liabilities as of December 31, 2011, 2010 and 2009 and production costs of the joint ventures and other agreements for the years ended December 31, 2011, 2010 and 2009 included in the consolidated financial statements are as follows:

	2011	2010	2009

Current assets	488	321	272
Noncurrent assets	4,899	4,012	3,817

Total assets	5,387	4,333	4,089

Current liabilities	1,026	584	483
Noncurrent liabilities	1,241	854	641

Total liabilities	2,267	1,438	1,124

Production costs	2,912	2,476	2,049

Participation in joint ventures and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into account significant subsequent events and transactions as well as available management information.

Back to Contents

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of December 31, 2011, 2010 and 2009 from transactions with jointly controlled companies, companies under significant influence, main shareholders and other related parties under their control are as follows:

	2011						2010								2009

	Trade receivables	Other receivables			Accounts payable	Loans	Trade receivables	Other receivables				Accounts payable	Loans		Trade receivables	Other receivables				Accounts payable	Loans

	Current	Current	Noncurrent		Current	Noncurrent	Current	Current		Noncurrent		Current	Current	Noncurrent	Current	Current		Noncurrent		Current	Current	Noncurrent

Jointly controlled companies:
Profertil S.A.	14	1	—		61	—	14	1		—		40	—	—	5	1		—		6	—	—
Compañía Mega S.A. (“Mega”)	284	—	—		11	—	184	—		—		6	—	—	152	—		—		5	—	—
Refinería del Norte S.A. (“Refinor”)	38	12	—		9	—	29	10		—		6	—	—	43	—		—		16	—	—

	336	13	—		81	—	227	11		—		52	—	—	200	1		—		27	—	—

Companies under significant influence:	104	—	291	(1)	48	—	50	1	(1)	256	(1)	46	—	—	22	168	(1)	74	(1)	25	—	—

Main shareholders and other related parties under their control:
Repsol YPF	—	43	—		123	—	—	38		—		122	—	—	—	8		—		112	—	—
Repsol YPF Gas S.A.	32	13	—		37	—	34	1		—		4	—	—	35	3		—		2	—	—
Repsol Sinopec Brasil S.A.	—	6	—		—	—	—	5		—		—	—	—	7	—		—		—	—	—
Repsol International Finance B.V.	—	—	—		—	—	—	1		—		—	—	—	—	1		—		—	—	—
Repsol Netherlands Finance B.V.	—	—	—		—	—	—	—		—		—	400	—	—	—		—		—	766	380
Repsol YPF Venezuela S.A.	—	6	—		—	—	—	6		—		6	—	—	—	—		—		6	—	—
Repsol YPF Ecuador S.A.	—	7	—		2	—	—	6		—		5	—	—	—	—		—		4	—	—
Repsol Comercial S.A.C.	—	8	—		—	—	—	7		—		—	—	—	—	—		—		—	—	—
Repsol Exploración S.A.	—	14	—		2	—	—	12		—		8	—	—	—	—		—		9	—	—
Repsol YPF Bolivia S.A.	—	19	—		—	—	—	18		—		23	—	—	—	5		—		22	—	—
Repsol YPF Tesorería y Gestión Financiera S.A.	—	—	—		—	538	—	—		—		—	—	—	—	—		—		—	—	—
Repsol Butano S.A.	—	20	—		—	—	—	19		—		—	—	—	—	—		—		—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	—		—	—	—	—		—		—	27	28	—	—		—		—	50	—
Nuevo Banco de Santa Fe S.A.	—	—	—		—	—	—	—		—		—	9	69	—	—		—		—	75	—
Others	26	24	—		60	—	28	26		—		43	22	—	17	6		—		42	21	—

	58	160	—		224	538	62	139		—		211	458	97	59	23		—		197	912	380

	498	173	291		353	538	339	151		256		309	458	97	281	192		74		249	912	380

(1)	Includes mainly 291, 257 and 234 with Central Dock Sud S.A. as of December 31, 2011, 2010 and 2009, respectively.

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the years ended December 31, 2011, 2010 and 2009, include the following:

	2011				2010				2009

	Sales	Purchases and services	Loans obtained (paid), net	Interests and Commissions gains (losses), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and Commissions gains (losses), net	Sales	Purchases and services	Loans obtained (paid), net	Interests and Commissions gains (losses), net

Jointly controlled companies:
Profertil S.A.	41	230	—	—	46	117	—	—	29	71	—	—
Mega	1,066	59	—	—	787	36	—	—	622	20	—	—
Refinor	224	80	—	—	213	75	—	—	201	84	—	—

	1,331	369	—	—	1,046	228	—	—	852	175	—	—

Companies under significant influence:	244	241	—	12	187	208	(12)	12	116	194	(13)	12

Main shareholders and other related parties under their control:
Repsol YPF	7	(4)	—	(19)	31	14	—	(24)	—	35	—	—
Repsol YPF Transporte y Trading S.A.	—	5	—	—	2	—	—	—	—	4	—	—
Repsol Sinopec Brasil S.A.	—	—	—	—	53	—	—	—	96	—	—	—
Repsol YPF Gas S.A.	320	12	—	—	304	8	—	—	162	5	—	—
Repsol Netherlands Finance B.V.	—	—	(403)	(3)	—	—	(793)	(20)	—	—	—	(51)
Repsol YPF Venezuela S.A.	—	(7)	—	—	6	—	—	—	—	—	—	—
Repsol YPF Ecuador S.A.	—	(3)	—	—	6	—	—	—	—	—	—	—
Repsol Comercial S.A.C.	—	—	—	—	7	—	—	—	—	—	—	—
Repsol Exploración S.A.	—	(7)	—	—	12	—	—	—	—	—	—	—
Repsol YPF Bolivia S.A.	—	(24)	—	—	18	—	—	—	—	—	—	—
Repsol YPF Tesorería y Gestión Financiera S.A.	—	—	538	(8)	—	—	—	—	—	—	—	—
Repsol Butano S.A.	—	—	—	—	19	—	—	—	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	(29)	(1)	—	—	(23)	—	—	—	27	—
Nuevo Banco de Santa Fe S.A.	—	—	(78)	(7)	1	—	3	(2)	—	—	30	(4)
Others	268	179	(23)	(1)	206	47	2	(5)	152	33	8	(1)

	595	151	5	(39)	665	69	(811)	(51)	410	77	65	(56)

	2,170	761	5	(27)	1,898	505	(823)	(39)	1,378	446	52	(44)

Back to Contents

8.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

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

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total

Year ended December 31, 2011
Net sales to unrelated parties	3,814	46,774	2,632	1,307	—	54,527
Net sales to related parties	1,166	1,004	—	—	—	2,170
Net intersegment sales	20,129	1,766	2,188	651	(24,734)	—

Net sales	25,109	49,544	4,820	1,958	(24,734)	56,697

Operating income (loss)	4,977	3,649	1,451	(1,383)	(131)	8,563
Income on long-term investments	92	—	—	—	—	92
Depreciation	4,607	614	115	130	—	5,466
Acquisitions of fixed assets	9,974	3,186	1,098	230	—	14,488
Assets	30,357	20,119	3,974	2,452	(1,503)	55,399

Year ended December 31, 2010
Net sales to unrelated parties	4,611	34,209	2,445	999	—	42,264
Net sales to related parties	981	917	—	—	—	1,898
Net intersegment sales	17,428	1,668	1,871	358	(21,325)	—

Net sales	23,020	36,794	4,316	1,357	(21,325)	44,162

Operating income (loss)	6,210	3,313	874	(952)	30	9,475
Income on long-term investments	69	10	—	—	—	79
Depreciation	4,497	551	105	120	—	5,273
Acquisitions of fixed assets	6,790	1,826	712	149	—	9,477
Assets	26,245	14,043	2,779	4,624	(1,102)	46,589

Year ended December 31, 2009
Net sales to unrelated parties	4,757	25,733	1,932	520	—	32,942
Net sales to related parties	751	627	—	—	—	1,378
Net intersegment sales	14,473	1,202	1,105	350	(17,130)	—

Net sales	19,981	27,562	3,037	870	(17,130)	34,320

Operating income (loss)	5,379	1,896	559	(820)	(15)	6,999
(Loss) income on long-term investments	(33)	24	—	—	—	(9)
Depreciation	4,073	527	121	111	—	4,832
Acquisitions of fixed assets	3,879	1,177	155	178	—	5,389
Assets	23,753	11,255	2,066	3,421	(748)	39,747

Export sales, net of withholdings taxes, for the years ended December 31, 2011, 2010 and 2009 were 6,770, 5,678 and 4,904 respectively. Export sales were mainly to Chile and Brazil.

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

The amount charged to expense related to the Performance Bonus Programs was 180, 133 and 89 for the years ended December 31, 2011, 2010, and 2009, respectively.

b)	Retirement Plan:

Effective March 1, 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to the contributed by each member.

The plan members will receive the funds contributed by YPF before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted approximately 21, 25 and 15, for the years ended December 31, 2011, 2010 and 2009, respectively.

10.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

The Company is party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Company believes that such risks have been accrued appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to YPF, could significantly exceed any provided accruals.

As of December 31, 2011, the Company has accrued 2,917 in connection with the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

–	Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has accrued an allowance considering its best estimation, based on the information available as of the date of the issuance of these consolidated financial statements, including counsel fees and judicial expenses.

–	Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

Back to Contents

–	Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Administrated Exports ”). On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07 and the commitments undertaken by natural gas producers under the Agreement 2007-2011, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the Administrated Exports, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a fortuitous case or force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by the Company, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. The Company has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that the Company considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration

Back to Contents

decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and Transportadora de Gas del Mercosur S.A.(“TGM”) desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. During December 2011, evidence production hearings took place. On January 13, 2012 the parties submitted the corresponding arguments closing the evidence production period previously mentioned. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to the Company during November 2011. The total amount claimed by TGN amounts to approximately US$ 207 millions as of the date of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. During September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF´s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above. In addition, Nación Fideicomisos S.A. had initiated a claim against YPF in relation to payments for natural gas transportation services. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, Nación Fideicomisos S.A. filed a complaint against YPF, under art. 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN) and rejecting the claim based on the theory of legal impossibility. On April 12, 2012, ENARGAS resolved in favor of Nación Fideicomisos S.A. This resolution is not final and may be appealed by the Company. In the opinion of YPF’s Management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

Regarding this issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Companhía de Gás do Estado do Río Grande do Sul (“Sulgas”)/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

As of December 31, 2011, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

Additionally, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption and/or suspension, for any reason, except for physical force majeure event. The estimated losses for contracts in progress, if any, considering the compensations mentioned above, are charged to the income of the year in which are identified.

Back to Contents

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

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of the Privatization Law No. 24,145. YPF has accrued the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, is recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The award is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. In addition, other 36 judicial claims related to similar matters have been brought against YPF amounting to approximately 19. Additionally, the Company is aware of the existence of other out of court claims which are based on similar allegations.

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

Back to Contents

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

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

As of December 31, 2011, accruals for the environmental contingencies and other claims totaled approximately 665. YPF Holdings Inc.’s Management believes it has adequately accrued for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such accruals in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has accrued approximately 59 as of December 31, 2011, in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of December 31, 2011, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP.

Back to Contents

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first semester of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to complete.

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

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of the date of issuance of these consolidated financial statements, the parties have not agreed to Tierrás proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the 2007 AOC, submitted comments on the legal and technical defects of the draft FFS to EPA. In light of these comments, EPA decided to initiate its review and informed that a revised remedy proposal will be forthcoming during the second semester of 2012. Tierra will respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, Tierra and Occidental entered into an agreement with

Back to Contents

the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, Tierra declined to extend this agreement.

In June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action will result in the removal of approximately 200,000 cubic yards (153,000 cubic meters) of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and is expected to be completed by the end of 2012. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC, the EPA has required the provision of financial assurance in the amount of US$ 80 million for the performance of the removal work. The Removal AOC provides that the initial form of financial assurance is to be provided through a trust fund. YPF Holdings Inc. originally accrued US$ 80 million with respect to this matter. As of December 31, 2011, US$ 42 million has been contributed to the fund. During the first and third quarters of 2010, the Company issued, with EPA approval, US$ 20 million in letters of credit to provide assurance, rather than paying additional funds into the trust. A final payment of US$ 8 million to the fund is expected to be made in September 2012. The total amount of required financial assurance may be increased or decreased over time if the anticipated cost of completing the removal work contemplated by the Removal AOC changes. Tierra may request modification of the form and timing of financial assurance for the Removal AOC. Construction of the facilities required for the agreed works were completed in the first quarter of 2012; dredging and de-watering activities began in the first quarter of 2012. During the removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed. YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. The removal action is expected to be completed by the end of the third quarter of 2012. However, as of the date of issuance of these consolidated financial statements, it is not possible to make any prediction regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

As of December 31, 2011, there is a total of approximately 409 million accrued comprising the estimated costs for studies, the YPF Holdings Inc.´s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC agreement, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently accrued.

New Jersey – Litigation with DEP. In December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and several other companies, besides to Occidental, alleging a contamination supposedly related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. In October 2010, a number of public

Back to Contents

third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site.

During the fourth quarter of 2011, the parties agreed on a consensus trial plan for Track III under CMO XVII, which narrowed the scope of issues for discovery and trial in May 2012 to factual issues relevant to determining Maxus's alleged direct liability to the State of New Jersey and to issues relating to responsibility for discharges during the era when the Newark plant site was under the ownership of Kolker Chemical Works. The Court accepted six applications for Fast Track Arbitration-discovery proceeded in January 2012, to be followed by depositions and arbitration briefing. In addition, Maxus submitted to the Special Master and the "Additional Dischargers" Committee a plan to sample the area around mile 10.9 of the Passaic River for the HCX chemical marker that Maxus believes is associated with dioxin discharged by one or more third-party defendants. The HCX sampling was completed in January 2012 and validated results were received in March 2012.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act . In March 2012, Maxus submitted its briefs in opposition and OCC and plaintiffs submitted reply briefs in April. In addition, in May 2012: (i) approximately 60 private-sector parties stipulated to at least one discharge of hazardous substances into the Passaic River or Newark Bay, thereby establishing their liability (but not the quantum of such liability, which will be decided in Track VII); (ii) YPF and Repsol moved to stay the Track IV case for 120 days; however, the Court agreed only to a temporary stay until June 11, 2012, at which time there will be a hearing to decide whether a further stay is warranted.

Finally the Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol YPF S.A., YPF and Maxus, on the other hand to discuss the parties' respective positions, but no agreement was reached.

As of December 31, 2011, DEP has not placed dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid.

Based on the information available to the Company, including the amount of time remaining before trial, the involvement of more than 300 parties, the results of discovery and the opinion of internal and external counsel, it is not possible to estimate a reasonable loss or range of losses on these outstanding matters. Therefore, no amounts have been accrued for this litigation by YPF Holdings Inc. as of December 31, 2011.

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the CPG a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD dioxin, PCBs, mercury and other contaminants of concern in

Back to Contents

the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. In connection with this AOC RM 10.9, the EPA is asking the CPG that 16,000-30,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. The EPA has requested that a final AOC RM 10.9 be ready for signature by mid to late May 2012. The CPG’s technical consultants are negotiating a Scope of Work with the EPA and the CPG internally has retained an allocation consultant to assist in developing a proposed plan for allocation of the cost of the AOC RM 10.9. Tierra currently does not have sufficient information regarding either the Scope of Work or the cost allocation to estimate with any degree of certainty what would be Tierra’s financial responsibility under the AOC RM 10.9.

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

The DEP, Tierra and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

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

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which Tierra, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million. The US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP in February 2012 for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; therefore, in March 2012, Maxus submitted a revised eight-year schedule and is awaiting DEP´s comments.

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

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the adjacent property by Tierra in conjunction with other parties. As of the date of issuance of these consolidated financial statements, work on the interim response action has begun. This adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the

Back to Contents

site. The parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter 2011, the PRG reached an agreement in principle with a new party, whereby would join the PRG at an allocated share of 16.6%. The PRG is in active negotiations with the EPA for an RIFS AOC for the Standard Chlorine Chemical Company site.

Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP relating to the Hackensack River Study Area (“HRSA”) Supplemental Remedial Investigation Work Plan (“SRIWP”) that the PRG had submitted to the DEP in January 2009. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

As of December 31, 2011, there are approximately 43 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the Chemicaĺs operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be accrued.

Over fifteen years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. YPF Holdings Inc. has accrued a total of 58 as of December 31, 2011 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its accrual as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved, specifying the restoration projects to be implemented. During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. This Consent Decree, when signed, will incorporate by reference the Final Damage Assessment and Restoration Plan/Environmental Assessment which specifies the restoration projects to be implemented. The Consent Decree is expected to be signed in the second quarter of 2012. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2011, YPF Holdings Inc. has accrued 17 for its estimated share of remediation activities associated with Greens Bayou facility.

Back to Contents

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

In 2007, Maxus signed with four other parties potentially involved, an AOC to conduct RIFS about contamination in the soil, groundwater, as well as in the Kinnickinnic River sediments. Exposure of Maxus at the site appears linked to the period 1966-1973, although there is some controversy about it.

In November 2006, five PRPs, including Maxus, entered into a joint participation and defense agreement. Maxus’ share under this agreement is 50%. In January 2007, an Administrative Settlement Agreement and Order on Consent (AOC) for Remedial Investigation/Feasibility Study (RI/FS) was entered into by Maxus and the four other PRPs. Under the AOC, the PRP Group agreed to complete a RI/FS, which requires investigation of “upland” soil and groundwater, as well as sediment in the Kinnickinnic River. During late 2011, the PRP Group received EPA comments on the draft of Interim RI Report and is currently working towards addressing same.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RIFS. The RIFS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 30, 2009. The PRP Group expects to sign a Consent Decree in the first quarter of 2012 and commence the required remediation work in mid-2012. As of December 31, 2011 YPF Holdings has accrued approximately 8 in connection with its obligations for this matter.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2011, YPF Holdings Inc. has accrued approximately 1 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2011, YPF Holdings Inc. has accrued 12 in connection with its estimate of these obligations.

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

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to

Back to Contents

YPF Holdings Inc.’s current accruals for this matter. Maxus has paid approximately US$ 17 million to Occidental, and remains in discussions with Occidental regarding additional costs for US$ 0.3 million. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of December 31, 2011 YPF Holdings Inc. has accrued approximately 1 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidentaĺs allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in February 2011, and the U.S. Court of Appeals for the Fifth Circuit affirmed the District Court´s ruling in March 2012. It is expected that OCC will be ordered to make payment of the judgment in June or July 2012. As of December 31, 2011, YPF Holdings Inc. has accrued 16 in respect of this matter.

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation in excess of US$ 150 million basing themselves on plaintiff´s experts study. There will be a court-ordered mediation session in June 2012. Maxus management presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter. The case is currently in the discovery phase and is expected to go to trial in the first quarter of 2013. Based on the information currently available, YPF Holdings is unable to reasonably estimate a possible loss or range of loss on this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. accruals legal contingences and environmental situations that are probable and can be reasonably estimated.

Back to Contents

–	Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of these consolidated financial statements.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome. Based on the information available to the Company, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

–	Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the meetings that would take place during such suspension, authorizing the participation of the remaining parties and third parties.

–	Dock Sud environmental claims: A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

Back to Contents

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). The Company has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. As of the date of issuance of these consolidated financial statements, the Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

–	Other environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbors of La Plata refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

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

Back to Contents

–	Other claims: the Company has been recently notified of a complaint filed by neighbors of Quilmes city, province of Buenos Aires, claiming approximately 209 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, the Company is unable to reasonably estimate the possible loss or range of loss related to this complaint.

–	Hydrocarbon’s concessions – Provincial claims:

•	Rio Negro Province: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters. More recently, YPF submitted a new presentation providing an updated information on the amounts invested in 2010, expected investments in exploratory activity for 2011 and for the period 2011-2016, requesting the resolution of a claim against the intervention of the Hydrocarbońs Secretariat in all the issues under investigation by the provincial environmental authority (CODEMA), and making a new request for the termination of this claim. On March 28, 2012, YPF was notified that a legal process was initiated for purposes of declaring the expiration of the concession in Los Caldenes area, due to YPF’s alleged failure to meet the minimum investments requirements. YPF is currently analyzing its course of action. The net value of the assets and the volume of proved reserves related to this concession is not material to the Company.

•	Chubut Province: On March 1, 2012, the province of Chubut, through Decree No. 271, requested YPF to respond in relation to the Company’s alleged breach of its obligation to make investments in certain concessions (El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido) and to propose a work plan aimed at remedying such alleged breach.

Back to Contents

YPF submitted its response on March 13, 2012, rejecting the alleged breach of the relevant regulation and submitted a work plan concerning the affected areas. On March 20, 2012, YPF was notified of Decree No. 324/12, which ordered the expiration of the exploitation concessions of the areas El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido. According to the decree, the expiration will be effective 90 calendar days after its notification. YPF filed a declaratory action before the Argentine Supreme Court requesting that the decree be declared unconstitutional and requesting a preliminary injunction against its implementation until the action brought by YPF is solved. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this expiration totaled approximately 188 million as of December 31, 2011 (0.34% of the Company’s total net assets as of such date), had a production of approximately 4.3 millions of barrels of oil-equivalent (“mmboe”) in 2011 (2.42% of the Company’s production in 2011) and had proved reserves totaling 21.1 mmboe as of December 31, 2011 (2.11% of the Company’s total proved reserves as of such date).

In addition, on April 3, 2012, the province of Chubut requested YPF to submit a new investment and work proposal for the Manantiales Behr area within a period of 10 working days, and invited YPF to hold a meeting to discuss the matters referred to above. Resolutions No. 3.19/93 and 10/06 of the Subsecretariat of Hydrocarbons and Mining of the province of Chubut in connection with the investments made in this area. On May 11, 2012, YPF submitted a new investment and work proposal for this area. Assets (net of deferred income tax liabilities and asset retirement obligations) related to this area totaled approximately 1,468 million as of December 31, 2011 (2.65% of the Company’s total assets as of such date), had a production of approximately 7.6 mmboe in 2011 (4.29% of the Company’s production in 2011) and had proved reserves totaling approximately 24.7 mmboe as of December 31, 2011 (2.46% of the Company’s total proved reserves as of such date).

•	Santa Cruz Province: On March 2, 2012, the province of Santa Cruz, through a registered letter, requested YPF to inform the province’s Energy Institute of the technical, economic and financial reasons for which YPF had allegedly failed to make the required investments in the following concessions: Barranca Yankowsky, Barranca Baya, Cañadón de la Escondida, Cerro Grande, Cañadón León, Cañadón Seco, Meseta Espinosa, Cañadón Vasco, Cañadón Yatel, Estancia Cholita, Estancia Cholita Norte, Cerro Guadal, Cerro Guadal Norte, Cerro Piedras, Los Sauces, El Guadal, Lomas del Cuy, Aguada Bandera, Los Monos, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike, under penalty of being subject to the sanctions provided for in section 80, subsection c), of the Hydrocarbons Law, pursuant to which concessions and permits may expire, among other reasons, as a result of a material and unjustified breach of the applicable productivity, conservation and investment obligations. Net Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected this requirement totaled approximately 1,681 million as of December 31, 2011 (3.04% of the Company’s total assets as of such date), had a production of approximately 11.5 mmboe in 2011 (6.43% of the Company’s production in 2011) and had proved reserves totaling 80.3 mmboe as of December 31, 2011 (8% of the Company’s total proved reserves as of such date).

In addition, on March 12, 2012, the Energy Institute of Santa Cruz requested YPF to submit, within 24 hours, information aimed at rejecting the conclusions reached by a report prepared by said institute, which would indicate that investments made in the exploitation concessions Barranca Yankowsky, Los Monos and Cerro Piedra-Cerro Guadal Norte were insufficient, as well as an action plan aimed at putting an end to the alleged breach of YPF’s obligations, under penalty of declaring the expiration of these concessions pursuant to section 80, subsections c) and d), of the Hydrocarbons Law.

Back to Contents

On March 13, 2012, YPF submitted its response relating to the province of Santa Cruz’s request of March 2, 2012, providing information on investments made and rejecting the accusations made against it.

On March 20, 2012, YPF was notified of Decree No. 393/12, which: (i) declares the expiration of the concessions relating to the areas Los Monos and Cerro Piedra-Cerro Guadal Norte, and (ii) rejects YPF’s request for authorization concerning the assignment to YPF of the participation interest held by BG International Limited, Argentine Subsidiary in the Barranca Yankowsky area. On March 21, 2012, the province’s Energy Institute declared that the expiration of the concessions referred to in (i) above shall be effective within 90 days following said notification. Assets (net of deferred income tax liability and asset retirement obligations) related to the areas affected by this expiration totaled approximately 53 million as of December 31, 2011 (0.10% of the Company’s total assets as of such date), had a production of approximately 0.609 mmboe in 2011 (0.34% of the Company’s production in 2011) and had proved reserves totaling 2.7 mmboe as of December 31, 2011 (0.27% of the Company’s total proved reserves as of such date).

On March 23, 2012, YPF was notified of Resolution No. 004 of the Energy Institute of Santa Cruz, which: (i) acknowledges that YPF has submitted its response; (ii) provides YPF with an additional period of 10 days to submit annual reports providing information on investments, production and reserves relating to the period 2006-2011 in the areas of Cañadon La Escondida, Cerro Grande, Cañadon Seco, Meseta Espinosa, El Guadal, Estancia Cholita, Estancia Cholita Norte, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike; and (iii) provides YPF with a period of 10 days to submit a Work Plan aimed at curing the alleged breaches, under penalty of applying section 80, subsection c), of the Hydrocarbons Law. Assets (net of deferred income tax liability and asset retirement obligations) related to the areas affected by this resolution totaled approximately 1,290 million as of December 31, 2011 (2.33% of the Company’s total assets as of such date), had a production of approximately 7.3 mmboe in 2011 (4.13% of the Company’s production in 2011) and had proved reserves totaling approximately 53.16 mmboe as of December 31, 2011 (5.29% of the Company’s total proved reserves as of such date).

On April 18, 2012, YPF was notified of Decree No. 575/12, which declares the expiration of the concessions relating to the areas Los Perales - Las Mesetas, Cañadon Vaso y Pico Truncado - El Cordón Los Monos and Cerro Piedra - Cerro Guadal Norte. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this Decree totaled approximately Ps. 84 million as of December 31, 2011 (0.15% of the Company’s total assets as of such date), had a production of approximately 9.1 mmboe in 2011 (5.14% of the Company’s production in 2011) and had proved reserves totaling approximately 66.4 mmboe as of December 31, 2011 (6.62% of the Company’s total proved reserves as of such date).

On May 4, 2012, YPF filed a motion of reconsideration of Decree No. 575/12 with the governor of the Santa Cruz Province.

•	Neuquén Province: On March 9, 2012, the province of Neuquén requested YPF to submit, within seven days, a plan for future action aiming at curing its alleged breaches in the areas of Don Ruiz, Chihuido de la Salina and Rincón del Mangrullo, setting forth verifiable information concerning investments and production, under penalty of imposing the sanction set forth in section 80, subsection c), of the Hydrocarbons Law.

On March 19, 2012, YPF responded to the province’s request, by submitting a work plan for the areas Don Ruiz and Rincón del Mangrullo, and informing that it has decided to return the areas Chihuido de la Salina and Portezuelo Minas. Assets (net of deferred income tax liability and asset retirement obligations) totaled approximately 13 million as of December 31, 2011 (0.02% of the Company’s total net assets as of such date), with no proved reserves and production in 2011.

With respect to the areas Don Ruiz and Rincón del Mangrullo, YPF has rejected the alleged breach of its obligations.

On April 4, 2012, YPF was notified by Decree No. 0558/12 of the expiration of the Don Ruiz area concession, which shall be effective within 90 days following said notification.

On April 11, 2012, YPF was notified of Decree No. 0559/12 accepting the reversion of the Chihuido de las Salinas Sur and Portezuelo Minas areas. According to the Decree, the reversion shall be effective within 90 days following its notification.

On March 30, 2012, the province of Neuquén requested YPF to submit, within 7 days, a plan for future action aimed at curing its alleged breaches with respect to its failure to meet requirements relating to investment, production and reserves in the Señal Cerro Bayo, Paso de las Bardas Norte, Cerro Hamaca, Filo Morado, Octogono, Señal Picada Punta Barda, Las Manadas and Loma Campana areas, under penalty of imposing the expiration sanction established by section 80 of the Hidrocarbons Law. On April 13, 2012, YPF requested an extension for the submission of the required plan. On the same day, a 10-day extension was granted. On April 27, 2012, YPF requested an additional extension of 30 days which was granted on the same day. YPF is currently preparing its response.

•	Mendoza Province: On March 8, 2012, the province of Mendoza, though a certified notification, requested YPF to, within 7 working days, submit information on investments made in connection with concessions Ceferino and Cerro Mollar Norte and to submit a Complementary Development and Exploration investment plan for these areas, under penalty of ordering the expiration of the related concessions, according to sections 31 and 80, subsection c), of the Hydrocarbons Law, as a result of the alleged breaches of YPF’s obligations concerning the productivity of these exploitation concessions.

Back to Contents

On March 19, 2012, YPF submitted its response to the province of Mendoza, providing information on investments made in these areas (which had already been provided in the past to the relevant authorities) and proposing a plan for future investment.

On March 26, 2012, YPF was notified of Decree No. 502/12, which declared the expiration of the exploitation concessions relating to the areas Ceferino and Cerro Mollar Norte. According to this decree, the expiration will be effective 90 calendar days after its notification. Assets (net of deferred income tax liabilities and asset retirement obligations) related to these areas totaled approximately 12 million as of December 31, 2011 (0.02% of The Company’s total net assets as of such date), had a production of 0.084 mmboe in 2011 (0.05% of The Company’s production in 2011) and had proved reserves totaling approximately 0.69 mmboe as of December 31, 2011 (0.07% of the Company’s total proved reserves as of such date).

On April 25, 2012, YPF filed an administrative claim before the Supreme Court of Mendoza Province, regarding the areas Ceferino and Mollar Norte.

•	Tierra del Fuego Province: On March 26, 2012, YPF was notified of Resolution No. 88/12 of the Secretariat of Energy and Hydrocarbons, which requests YPF to submit, within a period of 15 working days following its notification, a plan aimed at complying with YPF’s obligations concerning production, investment and reserves in the Lobo area, which is reasonable and adequate considering the characteristics of such area, under penalty of declaring the expiration of the related exploitation concession. As of December 31, 2011 neither proved reserves nor assets are assigned to this area. On April 17, 2012, YPF submitted its response to the Province of Tierra del Fuego, providing information on reserves in this area. As of December 31, 2011 neither proved reserves nor assets are assigned to this area.

In addition to the legal action referred to above, following the passage of the Expropriation Law (see Note 17), the Intervenor and its delegates have initiated negotiations with the relevant provincial authorities so that the revocations and intimations referred to above are withdrawn. The governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of these consolidated financial statements, the Company has not been notified of the withdrawal of any of these revocations or intimations.

–	Claims related to the gas market:

In addition to the information described under the title “Natural gas market” in this note, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Administrated Exports, the Company has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to Management estimates, constitute in some cases contingencies with possible outcome, the Company is also involved in the following litigations related to the natural gas market:

Back to Contents

–	Arbitration process initiated by TGM: YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU previously mentioned. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Sulgás of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal: that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. During December 2011, evidence production hearings took place. On January 13, 2012 the parties presented their post-hearing briefs, closing the evidence production period. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. On April 19 and 24, 2012, AESU and Sulgás presented new evidence requesting its admission in the arbitration proceedings. YPF and TGM commented on the admission of such new evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such new evidence, while ruling that, if during the trial the Tribunal considers such evidence to be necessary, such new evidence may be admitted.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Art. 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

Back to Contents

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of Law No. 25,156 of Antitrust Protection, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behavior at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

–	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 365), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defenses) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

–	Mega claim: Mega, a company in which YPF holds an interest of 38%, has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. This notwithstanding, Mega recently served on YPF a written claim for the total sum of US$ 94 million corresponding to undelivered volumes for the years 2009, 2010 and 2011. Despite the fact that the Company has material arguments of defense, as previously mentioned, they have been considered as possible contingencies.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered them to be possible contingencies.

Additional information:

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

The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing as of December 31, 1990. In addition, the claim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Based on the information mentioned in the preceding paragraph, the Company’s Management has revised its assessment concerning the potential outcome this dispute will have for YPF. Consequently, the Company’s Management considers that the claim and the charges brought against the Company will have a favorable outcome.

b)	Environmental liabilities:

The Company is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

Back to Contents

In addition to the hydrocarbon wells abandonment legal obligations for 6,581 as of December 31, 2011, the Company has accrued 524 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

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

–	Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 10.a), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07 and the commitments undertaken by natural gas producers under the Agreement 2007-2011, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

On March 19, 2012, the Official Gazette published Resolution No. 55/2012 of the Secretariat of Energy, which extended the Complementary Agreement for 2012 and established the following with respect to non-signing parties: (i) the natural gas price increase established by the Complementary Agreement will not be applicable to natural gas injected into the gas system by non-signing parties; (ii) natural gas injected by non-signing parties will be consumed first in the order of priority by residential users, which tariffs are in the lowest range; and (iii) non-signing parties must fulfill all of the commitments undertaken by natural gas producers under the Agreement 2007-2011, which was extended by Resolution S.E. No. 172. As of the date of this annual report, YPF has not signed the 2012 extension of the Complementary Agreement.

On March 23, 2012, the Official Gazette published Resolution No. 2,087/2012, which established the procedure to be followed by distribution companies when making contributions to the fiduciary fund created by Law No. 26,020 and determining that natural gas price increase must be assigned to the fiduciary fund.

Back to Contents

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programmings do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogrammings and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1410/2010.

On November 8, 2011, ENARGAS published Resolution No. 1982, which supplements Decree No. 2067 of November 27, 2008, which had created a fiduciary fund to finance natural gas and other imports necessary to complement the natural gas injection required to satisfy the internal demand. This Resolution adjusts the tariff charges established by Executive Decree No. 2067/08 and extends the type of users reached by the tariff adjustment, including users in the residential segment and gas processing and electric generation companies, among others, which has impacted on the operations of the Company and, very significantly in some companies under joint control, all of which have appealed against such resolution. In particular, the impact that the application of the tariff charge mentioned has on the operations of Mega is so significant that, if the situation is not judicially solved in favor of Mega, it could have serious difficulties in the future to continue its activity. These consolidated financial statements do not include any adjustments related to the recoverability of the assets of Mega which could be accrued on the assumption that it would cease its activity. This measure applies to consumptions that were made since December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1991/2011, which extends the type of users that will be required to pay tariff charges.

–	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Back to Contents

Additionally, Rule No.168/04 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby
(i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court.

–	Other regulatory requirements: During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

–	Refining and Petroleum Plus Programs. Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs are temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes.

Back to Contents

The reasons alleged for such suspension are that the “Refining and Petroleum Plus” programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives of those programs have already been achieved. Under this notification the Company has written-off the balances corresponding to these programs outstanding as of December 31, 2011, which resulted in a net loss for the current year of approximately 273, after the corresponding tax effect. YPF is evaluating to challenge this suspension.

–	Repatriation of foreign exchange: During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964. Consequently, and taking into account the business of the Company, the free-availability of 70% of hydrocarbon export collections, as established by Decree No. 1589/89, has no more effect.

–	Agreements of extension of concessions in the Province of Neuquen: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

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

–	Extension of exploitation concessions in the province of Mendoza: In April 2011, YPF entered into a Memorandum of Agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which would become effective upon its approval, through the issuance of the corresponding executive decree, in a maximum term of 90 days. Such decree was published in July 2011.

The Memorandum of Agreement between YPF and the province of Mendoza provides the following:

•	Concessions involved: el Portón, Barrancas, Cerro Fortunoso, el Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

•	Exploitation and transportation concessions terms are extended for a 10-year term; and

Back to Contents

YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the Memorandum of Agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas affected by the Memorandum of Agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the Memorandum of Agreement; (iv) to donate US$ 16 million to a “Social Infrastructure Investment Fund”, payable on the same dates, terms and conditions as the initial payments. Such donations are aimed at satisfying education, health, sports, culture, equipment and other community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the Memorandum of Agreement.

d)	Operating leases:

As of December 31, 2011, the main lease contracts correspond to the rental of oil and gas production and drilling equipment, ships, natural gas compression equipment and real estate for service stations. Charge recognized under these contracts for the year ended December 31, 2011, amounted to 1,733 and has been recognized in “Rental of real estate and equipment” and “Operation services and other service contracts”.

As of December 31, 2011, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years

Estimated future payments	1,166	438	199	109	69	130

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). According to the modifications mentioned in Note 1.b, as of December 31, 2011, the legal reserve is fully integrated amounting 2,007.

Additionally, pursuant to the regulations on the CNV, when the net balance of the Deferred earnings, at the end of a year were negative, there would be a restriction to the distribution of the unappropriated retained earnings for the amount of such negative balance.

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

Back to Contents

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

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Accounting Standard Codification (“ASC”) No. 830, “Foreign Currency translation” (“ASC No. 830”). Therefore, the Company has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of December 31, 2011, 2010 and 2009, prepared in accordance with Argentine GAAP by applying the procedures specified in ASC No. 830. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured at the exchange rate existing at the time of the transaction or, if appropriate, at the weighted average of the exchange rate during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of ASC No. 830. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 4.30, 3.98 and 3.80 to US$ 1, as of December 31, 2011, 2010 and 2009, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b.	Proportional consolidation

As discussed in Note 1.a, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, revenues, income, costs and expenses of investees and joint ventures in which joint control is held. Under U.S. GAAP these investees and joint ventures not engaged in oil and gas activities, are accounted for by the equity method. The mentioned proportional consolidation generated under Argentine GAAP an increase of 1,247, 966 and 965 in total assets and total liabilities as of December 31, 2011, 2010 and 2009, respectively, and an increase of 2,312, 1,684 and 1,433 in net sales and 830, 609, and 551 in operating income for the years ended December 31, 2011, 2010 and 2009, respectively.

Back to Contents

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

There were no impairment charges under U.S. GAAP for the years ended December 31, 2011, 2010 and 2009.

The adjusted basis of fixed assets book values after impairment charges results in lower depreciation under U.S. GAAP of 75, 181 and 173 for the years ended December 31, 2011, 2010 and 2009, respectively.

e.	Pension Plans

As displayed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits (“pension plans”).

Under Argentine GAAP, the Company fully recognized the underfunded status of pension plans as a liability. The actuarial losses were charged to the “Other (expense) income, net” account of the statement of income.

Under U.S. GAAP, the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” codified into ASC No. 320. Under provisions of ASC No. 320 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through Accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining service period of the employees participating in the plans and the life expectancy of retired employees.

Back to Contents

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

The effect on net income and shareholders’ equity as of December 31, 2011, 2010 and 2009 is included in “Capitalization of financial expenses” in the reconciliation in Note 13.

The adjusted basis of fixed assets results in higher depreciation under U.S. GAAP of 129, 80 and 57 for the years ended December 31, 2011, 2010 and 2009, respectively.

h.	Fair Value Measurement

In May 2011, the FASB issued an update to ASC No. 820, “Fair Value Measurement”. The ASU conforms certain sections of ASC No. 820 to IFRS in order to provide a single converged guidance on the measurement of fair value. This update also expands the existing disclosure requirements for fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect this ASU to have a material impact, if any, on its consolidated financial statements.

i.	Comprehensive Income

In June 2011, the FASB issued an update to ASC No. 220, “Comprehensive Income”. This ASU requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that would include reclassification adjustments by component for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an update to this ASU indefinitely deferring the implementation of the reclassification adjustments by component requirement of the ASU issued in June 2011. These ASUs are effective for fiscal years beginning after December 15, 2011. The Company does not expect this ASU to have a material impact, if any, on its consolidated financial statements.

Back to Contents

j.	Intangibles – Goodwill and Other

In September 2011, the FASB issued an update to ASC No. 350, “Intangibles – Goodwill and Other”. This ASU amends the guidance in ASC No. 350-20 on testing for goodwill impairment. The revised guidance allows entities testing for goodwill impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test annually for impairment. The ASU is limited to goodwill and does not amend the annual requirement for testing other indefinite-lived intangible assets for impairment. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not expect this ASU to have a material impact, if any, on its consolidated financial statements.

k.	IFRS Adoption

As disclosed in Note 16 to these consolidated financial statements, as a result of YPF’s transition from Argentine GAAP to IFRS, which is mandatory for YPF for the fiscal year beginning on January 1, 2012, with transition date on January 1, 2011, in future filings the Company will present its financial information prepared in accordance with IFRS as issued by the IASB. Accordingly, the Company will no longer include a reconciliation to U.S. GAAP.

13.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for each of the years ended December 31, 2011, 2010 and 2009, and to shareholders’ equity as of December 31, 2011, 2010 and 2009, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	2011	2010	2009

Net income according to Argentine GAAP	5,296	5,790	3,689
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1.a and 12.a)	396	450	537
Remeasurement into functional currency (Note 12.a)	(1,055)	(1,570)	(1,478)
Impairment of long-lived assets (Note 12.d)	75	181	173
Pension Plans (Note 12.e)	(1)	27	(40)
Asset Retirement Obligations (Note 12.f)	77	41	(114)
Capitalization of financial expenses (Note 12.g)	160	(66)	(17)
Deferred income tax(1)	(241)	(167)	(145)

Net income in accordance with U.S. GAAP	4,707	4,686	2,605

Shareholders’ equity according to Argentine GAAP	18,735	19,040	17,701
Increase (decrease) due to:
Elimination of the inflation adjustment into Argentine constant pesos (Note 1.a and 12.a)	(2,095)	(2,491)	(2,941)
Remeasurement into functional currency and translation into reporting currency (Note 12.a)	11,032	9,875	10,265
Impairment of long-lived assets (Note 12.d)	(287)	(337)	(498)
Asset Retirement Obligations (Note 12.f)	(104)	(170)	(203)
Capitalization of financial expenses (Note 12.g)	320	141	199
Deferred income tax(1)	789	1,034	1,194

Shareholders’ equity in accordance with U.S. GAAP	28,390	27,092	25,717

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

Back to Contents

The summarized consolidated balance sheets as of December 31, 2011, 2010 and 2009, and consolidated statements of income and cash flows for the years then ended, remeasured into U.S. dollar and translated into Argentine pesos under U.S. GAAP, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation performed under Argentine GAAP, are presented only for the convenience of the readers and would be as follows:

Summarized consolidated balance sheets	2011	2010	2009

Current assets	15,762	14,391	11,129
Fixed assets	44,419	35,189	32,781
Other noncurrent assets	4,111	4,173	2,634

Total assets	64,292	53,753	46,544

Current liabilities	21,877	16,996	11,870
Noncurrent liabilities	14,025	9,665	8,957
Shareholders’ equity	28,390	27,092	25,717

Total liabilities and shareholders’ equity	64,292	53,753	46,544

Summarized consolidated statements of income	2011	2010	2009

Net sales(1)	54,385	42,459	32,931
Operating income (Note 14.a)	6,650	7,690	4,385
Net income	4,707	4,686	2,605
Earnings per share, basic and diluted	11.97	11.91	6.62

(1)	Sales are disclosed net of fuel transfer tax, turnover tax and hydrocarbon export withholdings.

Summarized consolidated statements of cash flows	2011	2010	2009

Net cash flow provided by operating activities	12,231	12,776	9,303
Net cash flow used in investing activities	(12,159)	(8,520)	(5,566)
Net cash flow used in financing activities	(1,388)	(3,790)	(2,960)

(Decrease) increase in cash and equivalents	(1,316)	466	777

Cash and equivalents at the beginning of years	2,326	1,808	977
Exchange differences from cash and equivalents	102	52	54

Cash and equivalents at the end of years	1,112	2,326	1,808

Cash and equivalents at the end of years are comprised as follows:

	2011	2010	2009

Cash	776	518	563
Cash equivalents(1)	336	1,808	1,245

Cash and equivalents at the end of years(2)	1,112	2,326	1,808

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

Back to Contents

14.	ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income

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

Net income under U.S. GAAP as determined in Note 13 is approximately the same as comprehensive income as defined by ASC No. 220, “Reporting Comprehensive Income” (“ASC 220”) for all periods presented, except for the effect in the years 2011, 2010 and 2009 of the variations of the following items. The items included in Accumulated other comprehensive income as of December 31, 2011, 2010 and 2009, are as follows:

	2011	2010	2009

Effect arising from the translation into reporting currency(1)	23,854	21,699	20,532
Pension plans(2)	(81)	(74)	(41)

Comprehensive income at the end of years	23,773	21,625	20,491

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Assets retirement obligation

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

The reconciliation of the beginning and ending aggregate carrying amount of assets retirement obligation, translated into Argentine pesos at the outstanding selling exchange rate at the end of each year and under US GAAP, is as follows:

	2011	2010	2009

Aggregate assets retirement obligation, beginning of year	5,074	4,282	4,382
Translation effect	259	111	213
Revision in estimated cash flows	773	307	(667)(1)
Obligations incurred	68	139	156
Accretion expense	442	380	397
Obligations settled	(225)	(145)	(199)

Aggregate assets retirement obligation, end of year	6,391	5,074	4,282

(1)	The effect is mainly attributable to the new timing estimation for the Company’s wells abandonment obligations taking into consideration the extension of concessions.

Back to Contents

d)	Fair Value Measurements

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

Level 3: Unobservable inputs.

The initial application of SFAS No. 157 on January 1, 2008, had no effect on the Company’s existing fair-value measurement practices and is limited to the Company’s investments in mutual funds. The fair value measurements for these assets are based on observable market inputs (Level 1) consisting in quotations provided by the mutual funds’ bank sponsor. The fair value of these assets was 233, 1,457 and 653 as of December 31, 2011, 2010 and 2009, respectively and the related gains or losses from periodic measurement at fair value is immaterial to the Company’s financial statements.

As of December 31, 2011, 2010 and 2009, there were not non-financial assets or liabilities measured at fair value.

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

There were no unrecognized tax benefits as of December 31, 2011, 2010 and 2009.

Under Argentine tax regime, as of December 31, 2011, fiscal years 2004 through 2010 remain to examination by the Federal Administration of Public Revenues (“AFIP”).

15.	OTHER CONSOLIDATED FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP. Certain information disclosed in these tables is not required as part of the basic financial statements under U.S. GAAP.

a)	Fixed assets evolution.

b)	Investments in shares and holdings in companies under significant influence and other companies.

c)	Allowances and accruals for contingencies.

d)	Cost of sales.

e)	Foreign currency assets and liabilities.

f)	Expenses incurred.

Back to Contents

a)	Fixed assets evolution

	2011

	Cost

Main account	Amounts at beginning of year	Net translation effect(5)	Increases		Net decreases, reclassifications and transfers		Amounts at the end of year

Land and buildings	3,385	—	33		(5)		3,413
Mineral property, wells and related equipment	66,530	19	1,437		6,288		74,274
Refinery equipment and petrochemical plants	11,442	—	27		525		11,994
Transportation equipment	1,997	—	16		97		2,110
Materials and equipment in warehouse	1,317	—	2,158		(1,457)		2,018
Drilling and work in progress	5,574	1	9,605		(5,709)		9,471
Exploratory drilling in progress	248	—	1,157		(989)		416
Furniture, fixtures and installations	941	—	9		71		1,021
Selling equipment	1,532	—	1		179		1,712
Other property	1,022	—	45		35		1,102

Total 2011	93,988	20	14,488	(2)(6)	(965	)(1)	107,531

Total 2010	85,121	14	9,477	(2)	(624	)(1)	93,988

Total 2009	80,364	54	5,389	(2)(6)	(686	)(1)	85,121

	2011							2010		2009

	Depreciation

Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Accumulated at the end of year	Net book value		Net book value		Net book value

Land and buildings	1,282	(8)	2%	75	1,349	2,064		2,103		1,987
Mineral property, wells and related equipment	49,599	—	(4)	4,542	54,141	20,133	(3)	16,931	(3)	16,339	(3)
Refinery equipment and petrochemical plants	7,614	—	4 – 10%	581	8,195	3,799		3,828		3,745
Transportation equipment	1,488	(4)	4 – 5%	75	1,559	551		509		540
Materials and equipment in warehouse	—	—	—	—	—	2,018		1,317		814
Drilling and work in progress	—	—	—	—	—	9,471		5,574		3,640
Exploratory drilling in progress	—	—	—	—	—	416		248		119
Furniture, fixtures and installations	761	—	10%	93	854	167		180		210
Selling equipment	1,236	6	10%	66	1,308	404		296		309
Other property	339	(5)	10%	34	368	734		683		330

Total 2011	62,319	(11)(1)		5,466	67,774	39,757

Total 2010	57,088	(42)(1)		5,273	62,319			31,669

Total 2009	52,291	(35)(1)		4,832	57,088					28,033

(1)	Includes 13, 10 and 6 of net book value charged to fixed assets allowances for years ended December 31, 2011, 2010 and 2009, respectively.
(2)	Includes 695, 894 and 176 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2011, 2010 and 2009, respectively.
(3)	Includes 1,660, 1,072 and 1,196 of mineral property as of December 31, 2011, 2010 and 2009, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of foreign companies’ fixed assets net book values at beginning of the year.
(6)	Includes 654 and 106 for the extension of certain exploitation concessions in the Provinces of Mendoza and Neuquén (Note 10.c) and other not significant acquisitions for the years ended December 31, 2011 and 2009, respectively.

Back to Contents

b)	Investments in shares and holdings in companies under significant influence and other companies

	2011												2010	2009

						Information of the Issuer

	Description of the Securities							Last Financial Statements Available

Name and Issuer	Class	Face Value	Amount	Book Value	Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock	Book Value	Book Value

Companies under significant influence:
Oleoductos del Valle S.A.	Common	$ 10	4,072,749	77(1)(3)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	12-31-2011	110	(28)	254	37.00%	83(1)(3)	84(1)(3)
Terminales Marítimas Patagónicas S.A.	Common	$ 10	476,034	48(3)	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11º, Buenos Aires, Argentina	09-30-2011	14	(1)	148	33.15%	47(3)	45(3)
Oiltanking Ebytem S.A.	Common	$ 10	351,167	28	2	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12-31-2011	12	28	116	30.00%	32	34
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$ 1	15,579,578	4(3)	—	Gas transportation by pipeline	San Martín 323, P. 13°, Buenos Aires, Argentina	12-31-2010	156	(6)	86	10.00%	4(3)	8(3)
Central Dock Sud S.A.	Common	$ 0.01	2,822,342,992	4(3)	46	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16º, Buenos Aires, Argentina	09-30-2011	356	70	226	9.98%(5)	—(7)	—(7)
Gas Argentino S.A.(6)	Common	$ 1	126,808,862	41	338	Investment in Metrogas S.A.	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina	12-31-2011	247	(87)	36	45.33%	66	100
Inversora Dock Sud S.A.	Common	$ 1	103,501,823	107(3)	193	Investment and finance	Pasaje Ingeniero Butty 220, P. 16º, Buenos Aires, Argentina	09-30-2011	241	57	254	42.86%	89(3)	82(3)
Pluspetrol Energy S.A.	Common	$ 1	30,006,540	317(3)	—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09-30-2011	67	23	568	45.00%	281(3)	240(3)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$ 1	27,018,720	13(3)	—	Oil transportation by pipeline	Macacha Güemes 515, P. 3º, Buenos Aires, Argentina	09-30-2011	76	(3)	36	36.00%	14(3)	16(3)
Other companies:
Others(4)	—	—	—	29	29	—	—	—	—	—	—	—	12	27

				668	608								628	636

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption from long-term investments restated in accordance with Note1.a.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Trasandino (Chile) S.A., Gasoducto Oriental S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	On May 19, 2009, Gas Argentino S.A. (“GASA”) filed a voluntary reorganization petition (“concurso preventivo”), which was opened on June 8, 2009. The book value as of December 31, 2011, 2010 and 2009, has been fully reserved.
(7)	As of December 31, 2010 and 2009, holding in negative shareholders’ equity was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.

c)	Allowances and accruals for contingencies

	2011					2010	2009

Account	Amount at Beginning of Year	Increases	Decreases	Transfers	Amount at End of Year	Amount at End of Year	Amount at End of Year

Deducted from current assets:
For doubtful trade receivables	467	63	73	—	457	467	413
For other doubtful accounts	93	—	—	—	93	93	94

	560	63	73	—	550	560	507

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	16	—	7	—	9	16	17
For reduction in value of holdings in long-term investments	79	2	25	—	56	79	125
For unproductive exploratory drilling	3	—	3	—	—	3	3
For obsolescence of materials and equipment	99	21	13	—	107	99	37

	197	23	48	—	172	197	182

Total deducted from assets, 2011	757	86	121	—	722

Total deducted from assets, 2010	689	217	149	—		757

Total deducted from assets, 2009	865	162	338	—			689

Accruals for losses – current:
For various specific contingencies	295	25	—	76	396	295	341

	295	25	—	76	396	295	341

Back to Contents

	2011					2010	2009

Account	Amount at Beginning of Year	Increases	Decreases	Transfers	Amount at End of Year	Amount at End of Year	Amount at End of Year

Accruals for losses – noncurrent:
For pending lawsuits, environmental contingencies and various specific contingencies	2,527	784	714	(76)	2,521	2,527	1,959

	2,527	784	714	(76)	2,521	2,527	1,959

Total included in liabilities, 2011	2,822	809	714	—	2,917

Total included in liabilities, 2010	2,300	1,310	788	—		2,822

Total included in liabilities, 2009	2,445	1,067	1,212	—			2,300

d)	Cost of sales

	2011	2010	2009

Inventories at beginning of year	3,865	3,066	3,449
Purchases for the year	18,211	9,631	5,873
Production costs (Note 15.f)	24,841	20,391	16,932
Holding gains (losses) on inventories	1,089	676	(11)
Inventories at end of year	(6,074)	(3,865)	(3,066)

Cost of sales	41,932	29,899	23,177

e)	Foreign currency assets and liabilities

Account	Foreign currency and amount			Exchange rate in pesos as of 12-31-11		Book value as of 12-31-11

	2009	2010	2011

Current Assets
Cash	US$102	US$84	US$136	4.26	(1)	580
Investments	US$163	US$439	US$81	4.26	(1)	345
Trade receivables	US$508	US$592	US$528	4.26	(1)	2,251
	€1	€1	€—	—		—
	UYU—	UYU—	UYU132	0.21	(1)	28
Other receivables	US$488	US$427	US$222	4.26	(1)	947
	€3	€2	€2	5.53	(1)	11
	UYU—	UYU—	UYU225	0.21	(1)	47

Total current assets						4,209

Noncurrent Assets
Investments	US$35	US$9	US$3	4.26	(1)	13
Other receivables	US$27	US$291	US$85	4.26	(1)	362

Total noncurrent assets						375

Total assets						4,584

Back to Contents

Account	Foreign currency and amount			Exchange rate in pesos as of 12-31-11		Book value as of 12-31-11

	2009	2010	2011

Current Liabilities
Accounts payable	US$767	US$1,019	US$1,399	4.30	(2)	6,017
	€27	€49	€49	5.59	(2)	274
	UYU—	UYU—	UYU111	0.23	(2)	26
Loans	US$910	US$1,254	US$1,391	4.30	(2)	5,983
Salaries and social security	US$5	US$4	US$3	4.30	(2)	13
Taxes payable	US$—	US$2	US$3	4.30	(2)	13
Accruals for losses	US$64	US$53	US$68	4.30	(2)	293

Total current liabilities						12,619

Noncurrent Liabilities
Accounts payable	US$563	US$715	US$857	4.30	(2)	3,687
Loans	US$510	US$386	US$1,084	4.30	(2)	4,663
Salaries and social security	US$26	US$35	US$35	4.30	(2)	151
Accruals for losses	US$342	US$411	US$346	4.30	(2)	1,489

Total noncurrent liabilities						9,990

Total liabilities						22,609

(1)	Buying exchange rate.
(2)	Selling exchange rate.

f)	Expenses incurred

	2011					2010	2009

	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total	Total

Salaries and social security taxes	2,470	693	361	63	3,587	2,512	1,827
Fees and compensation for services	248	518	74	8	848	718	587
Other personnel expenses	687	129	36	12	864	623	494
Taxes, charges and contributions	428	48	636	—	1,112	952	755
Royalties and easements	3,518	—	11	18	3,547	2,989	2,545
Insurance	175	8	17	—	200	177	200
Rental of real estate and equipment	951	10	104	—	1,065	571	531
Survey expenses	—	—	—	52	52	98	54
Depreciation of fixed assets	5,211	117	138	—	5,466	5,273	4,832
Industrial inputs, consumable materials and supplies	1,000	12	84	4	1,100	895	696
Operation services and other service contracts	3,027	104	217	—	3,348	2,470	1,981
Preservation, repair and maintenance	4,038	54	105	16	4,213	3,084	2,315
Contractual commitments	88	—	—	—	88	411	139
Unproductive exploratory drillings	—	—	—	350	350	112	356
Transportation, products and charges	1,215	—	1,604	—	2,819	2,387	2,045
(Credit) charge for allowance for doubtful trade receivables	—	—	(10)	—	(10)	24	(11)
Publicity and advertising expenses	—	113	164	—	277	192	165
Fuel, gas, energy and miscellaneous	1,785	99	182	51	2,117	1,691	1,565

Total 2011	24,841	1,905	3,723	574	31,043

Total 2010	20,391	1,429	3,015	344		25,179

Total 2009	16,932	1,102	2,490	552			21,076

Back to Contents

16.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

As mentioned in Note 1.a, in accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, adopted by General Resolution No. 562/09 of the CNV, the information provided below has been prepared based on the IFRS as issued by the IASB that are expected to be applicable at December 31, 2012, which is the end of year in which IFRS will be applied for first time. It should be noted that the Shareholders’ equity as of January 1, 2011 and December 31, 2011, and the Net income for the year ended December 31, 2011, prepared according to IFRS, resulting from the reconciliations included below, could be modified to the extent that, at December 31, 2012, the applicable standards were different from those that were considered for the preparation of such reconciliations. In addition, and in accordance to IFRS, the date of transition to IFRS is January 1, 2011 (the “transition date”).

The criteria adopted by YPF in its transition to IFRS in relation to the permitted exceptions established by IFRS 1 and anticipated adoption of certain IFRS are as follows:

I.	Fixed assets and intangible assets according to IFRS have been measured at the transition date in the functional currency defined by the Company according to the following:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos (see Note 1.a): the value of these assets valued according to the accounting standards outstanding in Argentina before the adoption of IFRS (“Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: the value of these assets was remeasured into U.S. dollars using the exchange rate in effect as of the date of acquisition or incorporation of each such asset.

II.	IFRS 9, “Financial Instruments”, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interests in Other Entities”, have been applied as from the transition date.

III.	The cumulative translation differences generated by investments in foreign company as of the transition date were reclassified to retained earnings. Under the previous Argentine GAAP, they were recorded under shareholders’ equity as deferred earnings.

Set forth below are the reconciliations of Shareholders’ equity at the beginning and end of year 2011 and the Net income thereof.

Reconciliations of Shareholders’ equity as of January 1, 2011 and December 31, 2011:

	As of January 1, 2011	As of December 31, 2011

Shareholders’ equity according to previous Argentine GAAP(1)	19,040	18,735
a) Effect of application of the functional and reporting currency:
a.1) Adjustment to fixed assets and Intangible assets	5,040	6,438
a.2) Adjustment to Inventories	137	266
a.3) Other	283	327
b) Deferred Income Tax	(1,812)	(2,346)

Shareholders’ equity according to IFRS	22,688	23,420

(1)	Corresponds to the outstanding accounting standards applicable to the Company, before IFRS’s adoption.

Back to Contents

a)	Effect of application of the functional and reporting currency:

Under previous Argentine GAAP, considering CNV regulations, the financial statements are measured and presented in pesos (reporting currency) recognizing the effects of variations in the purchasing power of money by applying the method of restatement in constant currency established by Resolution No. 6 and considering the provisions of General Resolution No. 441 of the CNV, which established the suspension of the restatement of financial statements in constant currency as from March 1, 2003. Foreign currency transactions were recorded in pesos at the exchange rate prevailing at the date of each transaction. Exchange differences arising on monetary items in foreign currencies are recognized as financial income (expense) in the year in which they arise.

Under IFRS, companies should determine their functional currency according to the criteria established by International Audit Standard (“IAS”) 21, “The Effects of Changes in Foreign Exchange Rates”, which may differ from their reporting currency. According to the provisions of that standard, YPF’s management has defined the U.S. dollar as the functional currency of YPF and certain of its subsidiaries. Accordingly, the shareholders’ equity as of January 1 and December 31, 2011, prepared under previous Argentine GAAP have been remeasured into U.S. dollars according to the procedure set out in IAS 21 and IFRS 1, with the objective of generating the same accounting information that would have been reported if the accounting records were kept in the functional currency. According to the established procedures, monetary assets and liabilities are remeasured at the relevant closing exchange rates. Non-monetary items, that are measured in terms of historical cost, as well as income and expenses, are remeasured using the exchange rate at the date of the relevant transaction. The results of the remeasurement into U.S. dollars of monetary assets and liabilities in currencies different from U.S. dollar are recognized as income (expense) in the year in which they arise. With respect to investments in companies under control, joint control or significant influence and holdings in other companies in which YPF’s management has defined a currency different from the U.S. dollar as its functional currency, the adjustment for the remeasurement of their shareholders’ equity in to U.S. dollars is not included in the determination of Net income and is reported in Other comprehensive income for the year.

Additionally, according to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the amounts obtained from the process above mentioned, need to be converted into pesos, following the criteria set forth in IAS 21. As a result, assets and liabilities will be translated to the reporting currency, at the closing exchange rate, income and expenses will be translated at the exchange rate at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month) and the exchange differences resulting from this process will be reported in Other Comprehensive Income for the year.

a.1)	According to the methodology mentioned above, the Company has valued its fixed assets and intangible assets, in its functional currency, taking into consideration the exception mentioned in the paragraphs I.a) and I.b) above and has subsequently converted them into pesos. Based on that valuation, the fixed assets and intangible assets of the Company have been increased in the amounts of 5,040 and 6,438 as of January 1 and December 31, 2011, respectively.

a.2)	In addition, the adjustment referred to above in fixed assets has affected the valuation of the inventories. According to the methodology established by the Company for the valuation of inventories, the depreciation of fixed assets is part of their cost. Since such depreciation has been affected by the adjustment referred to above in fixed assets, the Company proceeded to increase the value of its inventories in 137 and 266 as of January 1 and December 31, 2011, respectively.

a.3)	Mainly includes the adjustments resulting from the application of the concept of functional currency, as defined by IFRS, to investments valued using the equity method.

b)	Deferred Income Tax:

Corresponds to the income tax effect of the valuation differences referred to in paragraphs a.1 and a.2.

Under previous Argentine GAAP, when there were timing differences between the accounting value of the assets and liabilities and their tax basis, deferred income tax assets or liabilities will be recognized.

Back to Contents

Under IFRS, according to the provisions of IAS 12, “Income Taxes”, a deferred tax asset or liability exists when there are tax deferred earnings to be recovered or settled in future periods related to deductible or taxable temporary differences, which are generated when there is a difference between the carrying amount of an asset or liability in the balance sheet and its tax base. Taxable temporary differences are temporary differences that give rise to taxable amounts in determining taxable profit (tax loss) of future periods when the asset’s carrying amount is recovered or the liability is settled, and deductible temporary differences are temporary differences that give rise to amounts that are deductible in determining taxable profit (tax loss) of future periods when the asset’s carrying amount is recovered or the liability is settled.

The effect of applying the current tax rate on the difference generated between the tax basis of fixed assets and intangible assets and their book value under IFRS, measured in its functional currency and converted into pesos as described in paragraph a), with respect to the book value under the previous Argentine GAAP, resulted in a decrease in Shareholders’ equity of 1,764 and 2,253 as of January 1 and December 31, 2011, respectively.

Similarly, as result of the adjustment in the valuation of inventories, the difference between the book value under IFRS of the related assets and their tax basis generates a decrease in Shareholders’ equity of 48 and 93 as of January 1 and December 31, 2011, respectively.

Reconciliation of Net income for the year ended December 31, 2011

For the Year Ended December 31, 2011

Net income according to previous Argentine GAAP	5,296
a) Remeasurement into functional currency	1,113
b) Depreciation of fixed assets and amortization of intangible assets	(1,120)
c) Deferred Income Tax	(534)
d) Other	(310)

Net income according to IFRS	4,445
e) Translation adjustment	1,864
f) Actuarial losses – Pension Plan	(12)

Comprehensive income according to IFRS	6,297

a)	Remeasurement into functional currency:

Corresponds to the elimination of exchange differences recorded under previous Argentine GAAP originated by monetary assets and liabilities denominated in currencies other than the peso, and the recognition of the exchange differences corresponding to the measurement of monetary assets and liabilities denominated in currencies other than U.S. dollar, as a result of the application of the functional currency concept previously mentioned.

b)	Depreciation of fixed assets and amortization of intangible assets:

Corresponds to the difference in depreciations and amortizations charged to expenses in the year, derived from the valuation of fixed assets and intangible assets, respectively, as a result of the application of the concept of functional currency described above.

c)	Deferred Income Tax:

Corresponds to the effect of income tax in accordance with the requirements of IAS 12.

Back to Contents

d)	Other:

Mainly includes the effect, in net income, of the valuation of inventories under IFRS and the adjustments resulting from the application of functional currency, as defined by IFRS, to long term investments valued using the equity method that defined the U.S. dollar as its functional currency.

e)	Translation adjustment:

Includes the adjustment effect of the conversion process from the Company’s functional currency (U.S. dollar) into the Company’s reporting currency (peso), and the effect of converting the financial statements of long term investments in companies whose functional currency differs from U.S. dollar, according to the methodology provided by IAS 21. Accordingly, the main effects are generated by:

–	Translation into U.S. dollars of financial information corresponding to investments in companies where the functional currency differs from the Company’s funcional currency;

–	Conversion from U.S. dollars into pesos of the statement of income and Shareholders’ equity at the prevailing exchange rate when operations were generated (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month);

–	Conversion from U.S. dollars into pesos of U.S. dollar-denominated assets and liabilities at the exchange rate prevailing at the end of the year.

The main items that accounted for the conversion differences referred to above are:

For the Year Ended December 31, 2011

Fixed assets and intangible assets	2,596
Inventories	367
Monetary Assets	433
Monetary Liabilities	(1,049)
Conversion of monetary liabilities net in pesos	(578)
Other	95

Total translation adjustment	1,864

f)	Actuarial losses – Pension Plans

As disclosed in Note 2.e, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits (“pension plans”).

Under Argentine GAAP, the actuarial losses arising from the remeasurment of the defined benefit liability of pension plans were charged to the “Other (expense) income, net” account of the statement of income.

Under IFRS, according to the provisions of IAS 19, remeasurements of the net defined benefit liability are recognized in Other Comprehensive Income, and shall not be reclassified to profit or loss in a subsequent period. However, the entity may transfer those amounts recognized in Other Comprehensive Income within equity (i.e. retained earnings).

Back to Contents

The cash and equivalents at the beginning and end of year ended December 31, 2011, and the summarized consolidated statements of cash flows for the year then ended, remeasured into U.S. dollar and translated into Argentine pesos under IFRS, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation, referred to under the caption Investments in Joint Arrangements, are presented only for the convenience of the readers and would be as follows:

Summarized consolidated statements of cash flows	2011

Net cash flow provided by operating activities	12,333
Net cash flow used in investing activities	(12,159)
Net cash flow used in financing activities	(1,388)

Decrease in cash and equivalents	(1,214)

Cash and equivalents at the beginning of years	2,224
Exchange differences from cash and equivalents	102

Cash and equivalents at the end of years	1,112

The Company’ statements of cash flow was modified, derived from the deconsolidation of Joint Ventures, previously referred to under the caption Investments in Joint Arrangements, which generated a decrease in cash and equivalents at the beginning and end of year of 201 and 336, respectively, a decrease in the net cash flows provided by operating activities of 437, a decrease in the net cash flow used in investing activities of 119 and a decrease in the net cash flow used in financing activities of 183, for the year ended December 31, 2011.

Summarized below are the most significant reclassifications that will affect the Company’s financial statements as a result of the adoption of IFRS.

a)	Effect of the application of the interpretation of the International Financial Reporting Interpretation Committee (“IFRIC”) 12, “Service Concession Arrangements”:

The Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine State without payment to the holder.

The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. The main pipelines related to such transport concessions are:

–	La Plata / Dock Sud

–	Puerto Rosales / La Plata

–	Monte Cristo / San Lorenzo

–	Puesto Hernández / Luján de Cuyo

–	Luján de Cuyo / Villa Mercedes

Back to Contents

Management considers that the assets referred to above meet the criteria set forth by IFRIC 12, and should be therefore recognized as intangible assets. However, according to previous Argentine GAAP, these assets are considered as fixed assets.

The net book value of the pipelines and related facilities falling under the scope of IFRIC 12 amounted to 764 and 807 as of January 1 and December 31, 2011, respectively.

b)	Effects of the application of IFRS 6

According to the provisions of IFRS 6, exploration assets corresponding to mineral interests must be disclosed in the financial statements as intangible assets, whereas they are considered fixed assets under previous Argentine GAAP.

Net book value of exploration assets corresponding to mineral interests falling under the scope of IFRIC 6 amounted to 78 and 181 as of January 1 and December 31, 2011, respectively.

c)	Investments in Joint Arrangements

Under Argentine GAAP, YPF has proportionally consolidated, net of intercompany transactions, the corresponding assets, liabilities, revenues, income, costs and expenditures of investees and joint ventures and other agreements in which joint control is held.

Under the provisions of IFRS 11 – Joint Arrangements and IAS 28 (Revised 2011) – Investments in Associates and Joint Ventures, investments in which two or more parties have joint control (defined as a “Joint Arrangement”) shall be classified as either a Joint Operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the Joint Arrangement) or a Joint Venture (when the parties that have joint control have rights to the net assets of the Joint Arrangement). Considering this classification, Joint Operations shall be proportionally consolidated and Joint Ventures shall be accounted for under the equity method.

Upon the analysis of the contracts of the Joint Arrangements in which the Company is involved, Management has determined that the investees defined under Argentine GAAP as under joint control (and consequently proportionally consolidated under Argentine GAAP) shall be classified under IFRS as Joint Ventures, while the Company’s interest in oil and gas exploration and production joint ventures and other agreements (see Note 6) shall be classified under IFRS as Joint Operations.

The effect derived from the deconsolidation of the investments classified as Joint Ventures generated a decrease of 1,207 and 934 in total consolidated assets and total consolidated liabilities as of December 31, 2011 and January 1, 2011, respectively, and a decrease of 2,312 in consolidated net sales for the year ended December 31, 2011.

17.	SUBSEQUENT EVENTS

On March 21, 2012, the Board of Director’s meeting, among other issues, proposed to the shareholders: (i) to transfer the amount of 1,057 million, which is currently included in the ‘Reserve for future dividends’, which has not been used, to ‘Unappropriated retained earnings’, which together with the earnings of the fiscal year, add up to a total amount of 6,353 million; (ii) carry out a capital increase in the amount of 5,789 million, which represents approximately 91.125% of such total; (iii) to assign the amount of 299 million to meet the restriction imposed by the CNV regulation concerning the distribution of profits in connection with deferred negative earnings; and (iv) to assign the amount of 265 million, which represents 5% of the fiscal year earnings, to partially meet the increase in the legal reserve which will be required when such capital increase is carried out. These proposals will be subject to the consideration of the shareholders in the General Ordinary Shareholders’ Meeting that will evaluate the accounting documentation corresponding to Fiscal Year N° 35, ended December 31, 2011.

Back to Contents

On April 16, 2012 the Company has been notified, through a notarial certification, of Decree No. 530/12 of the National Executive Power, which provides for the temporary intervention of YPF for a period of thirty (30) days (which we expect to be extended up to our next Shareholders’ meeting to be held on June 4, 2012) with the aim of securing the continuity of its business, the preservation of its assets and capital, fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the legislative initiative undertaken by said Executive Power, which seeks that the 51% of the Class D Shares owned by Repsol YPF, its controlled or controlling entities, be declared of public interest and subject to expropriation, are met. Additionally, such Decree suspended the attributions of the Board of Directors, and consequently it’s Audit Committee, which were assumed by the Intervenor named by the Argentine Government (the “Intervenor”).

On April 23, 2012, the Intervenor has decided to suspend, until further notice, the call notice of the General Ordinary Shareholders’ Meeting of YPF S.A. to be held on April 25, 2012, in order to guarantee the normality of the meeting and protect the interests of the Company and its shareholders and the transparency in the market. Such Shareholders’ meeting, among other things, should have approved the financial statements as of December 31, 2011 filed with CNV and approved by the Board of Directors on March 8, 2012.

On May 4, 2012, Law 26,741 was enacted, which, among other matters, provided for the expropriation of 51% of the equity of YPF represented by an identical stake of Class D Shares of said company owned by Repsol YPF, its controlled or controlling entities, directly or indirectly. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is hereby declared a national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. As mentioned in Note 3.g), a significant portion of the Company’s financial debt, totaling approximately US$ 2,000 million as of December 31, 2011 (US$ 1,600 million as of the issuance date of these consolidated financial statements), provides that changes in the Company’s control and/or nationalization will constitute an event of default. Moreover, the Company´s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions goes into default or is accelerated. Considering the effects of Law No. 26,741, such event of default was configured, however, as of the issuance date of these consolidated financial statements, the Company has not received any default notification or debt acceleration requirement, and Management is actively pursuing formal waivers from the corresponding financial creditors. In case those waivers are not obtained and immediate repayment was required, the Company could face short-term liquidity problems. However Management expects that in such case it could obtain financing from several sources, including the Company´s operating cash flows and available credit lines.

On May 7, 2012, pursuant to Resolution 16,808 of CNV, a General Ordinary and Special Shareholders meeting was called for the 4th of June 2012. This meeting will consider: (i) the removal of Class A and Class D Directors and members of the Statutory Audit Committee; (ii) determination of the number of Directors and members of the Statutory Audit Committee to be named; (iii) elections of Class A and Class D Directors and members of the Statutory Audit Committee; and (iv) determination of the term of their designation.

Additionally, on May 7, 2012, Decree No. 676/2012 of the National Executive Power appointed Mr. Miguel Matías Galuccio, graduated with a degree in petroleum engineering, as a General Manager of the Company during the Intervention.

Update of Nota 10.a “Pending lawsuits and contingencies”:

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the CPG a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD dioxin, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. In connection with this AOC RM 10.9, the EPA is asking the CPG that 16,000-30,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. The EPA has requested that a final AOC RM 10.9 be ready for signature by mid to late May 2012. The CPG’s technical consultants are negotiating a Scope of Work with the EPA and the CPG internally has retained an allocation consultant to assist in developing a proposed plan for allocation of the cost of the AOC RM 10.9. Tierra currently does not have sufficient information regarding either the Scope of Work or the cost allocation to estimate with any degree of certainty what would be Tierra’s financial responsibility under the AOC RM 10.9.

Hudson County, New Jersey. Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP relating to the Hackensack River Study Area (“HRSA”) Supplemental Remedial Investigation Work Plan (“SRIWP”) that the PRG had submitted to the DEP in January 2009. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

Hydrocarbon’s concessions – Provincial claims:

•	Rio Negro Province: YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of

Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and requested the termination of this claim based on: (a) the amounts invested in the four areas between 2007 and 2010 and (b) the actions taken as regards the environmental matters. More recently, YPF submitted a new presentation providing an updated information on the amounts invested in 2010, expected investments in exploratory activity for 2011 and for the period 2011-2016, requesting the resolution of a claim against the intervention of the Hydrocarbon’s Secretariat in all the issues under investigation by the provincial environmental authority (CODEMA), and making a new request for the termination of this claim. On March 28, 2012, YPF was notified that a legal process was initiated for purposes of declaring the expiration of the concession in Los Caldenes area, due to YPF´s alleged failure to meet the minimum investments requirements. YPF is currently analyzing its course of action. The net value of the assets and the volume of proved reserves related to this concession is not material to the Company.

•	Chubut Province: On March 1, 2012, the province of Chubut, through Decree No. 271, requested YPF to respond in relation to the Company’s alleged breach of its obligation to make investments in certain concessions (El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido) and to propose a work plan aimed at remedying such alleged breach.

YPF submitted its response on March 13, 2012, rejecting the alleged breach of the relevant regulation and submitted a work plan concerning the affected areas. On March 20, 2012, YPF was notified of

Decree No. 324/12, which ordered the expiration of the exploitation concessions of the areas El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido. According to the decree, the expiration will be effective 90 calendar days after its notification. YPF filed a declaratory action before the Argentine Supreme Court requesting that the decree be declared unconstitutional and requesting a preliminary injunction against its implementation until the action brought by YPF is solved. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this expiration totaled approximately 188 million as of December 31, 2011 (0.34% of the Company’s total net assets as of such date), had a production of approximately 4.3 millions of barrels of oil-equivalent (“mmboe”) in 2011 (2.42% of the Company’s production in 2011) and had proved reserves totaling 21.1 mmboe as of December 31, 2011 (2.11% of the Company’s total proved reserves as of such date).

In addition, on April 3, 2012, the province of Chubut requested YPF to submit a new investment and work proposal for the Manantiales Behr area within a period of 10 working days, and invited YPF to hold a meeting to discuss the matters referred to above. Resolutions No. 3.19/93 and 10/06 of the Subsecretariat of Hydrocarbons and Mining of the province of Chubut in connection with the investments made in this area. On May 11, 2012, YPF submitted a new investment and work proposal for this area. Assets (net of deferred income tax liabilities and asset retirement obligations) related to this area totaled approximately 1,468 million as of December 31, 2011 (2.65% of the Company’s total assets as of such date), had a production of approximately 7.6 mmboe in 2011 (4.29% of the Company’s production in 2011) and had proved reserves totaling approximately 24.7 mmboe as of December 31, 2011 (2.46% of the Company’s total proved reserves as of such date).

•	Santa Cruz Province: On March 2, 2012, the province of Santa Cruz, through a registered letter, requested YPF to inform the province’s Energy Institute of the technical, economic and financial reasons for which YPF had allegedly failed to make the required investments in the following concessions: Barranca Yankowsky, Barranca Baya, Cañadón de la Escondida, Cerro Grande, Cañadón León, Cañadón Seco, Meseta Espinosa, Cañadón Vasco, Cañadón Yatel, Estancia Cholita, Estancia Cholita Norte, Cerro Guadal, Cerro Guadal Norte, Cerro Piedras, Los Sauces, El Guadal, Lomas del Cuy, Aguada Bandera, Los Monos, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike, under penalty of being subject to the sanctions provided for in section 80, subsection c), of the Hydrocarbons Law, pursuant to which concessions and permits may expire, among other reasons, as a result of a material and unjustified breach of the applicable productivity, conservation and investment obligations. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected this requirement totaled approximately 1,681 million as of December 31, 2011 (3.04% of the Company’s total assets as of such date), had a production of approximately 11.5 mmboe in 2011 (6.43% of the Company’s production in 2011) and had proved reserves totaling 80.3 mmboe as of December 31, 2011 (8% of the Company’s total proved reserves as of such date).

In addition, on March 12, 2012, the Energy Institute of Santa Cruz requested YPF to submit, within 24 hours, information aimed at rejecting the conclusions reached by a report prepared by said institute, which would indicate that investments made in the exploitation concessions Barranca Yankowsky, Los Monos and Cerro Piedra-Cerro Guadal Norte were insufficient, as well as an action plan aimed at putting an end to the alleged breach of YPF’s obligations, under penalty of declaring the expiration of these concessions pursuant to section 80, subsections c) and d), of the Hydrocarbons Law.

On March 13, 2012, YPF submitted its response relating to the province of Santa Cruz’s request of

March 2, 2012, providing information on investments made and rejecting the accusations made against it.

On March 20, 2012, YPF was notified of Decree No. 393/12, which: (i) declares the expiration of the concessions relating to the areas Los Monos and Cerro Piedra-Cerro Guadal Norte, and (ii) rejects YPF’s request for authorization concerning the assignment to YPF of the participation interest held by BG International Limited, Argentine Subsidiary in the Barranca Yankowsky area. On March 21, 2012, the province’s Energy Institute declared that the expiration of the concessions referred to in (i) above shall be effective within 90 days following said notification. Assets (net of deferred income tax liability and asset retirement obligations) related to the areas affected by this expiration totaled approximately 53 million as of December 31, 2011 (0.10% of the Company’s total assets as of such date), had a production of approximately 0.609 mmboe in 2011 (0.34% of the Company’s production in 2011) and had proved reserves totaling 2.7 mmboe as of December 31, 2011 (0.27% of the Company’s total proved reserves as of such date).

On March 23, 2012, YPF was notified of Resolution No. 004 of the Energy Institute of Santa Cruz, which: (i) acknowledges that YPF has submitted its response; (ii) provides YPF with an additional period of 10 days to submit annual reports providing information on investments, production and reserves relating to the period 2006-2011 in the areas of Cañadon La Escondida, Cerro Grande, Cañadon Seco, Meseta Espinosa, El Guadal, Estancia Cholita, Estancia Cholita Norte, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike; and (iii) provides YPF with a period of 10 days to submit a Work Plan aimed at curing the alleged breaches, under penalty of applying section 80, subsection c), of the Hydrocarbons Law. Assets (net of deferred income tax liability and asset retirement obligations) related to the areas affected by this resolution totaled approximately 1,290 million as of December 31, 2011 (2.33% of the Company’s total assets as of such date), had a production of approximately 7.3 mmboe in 2011 (4.13% of the Company’s production in 2011) and had proved reserves totaling approximately 53.16 mmboe as of December 31, 2011 (5.29% of the Company’s total proved reserves as of such date).

On April 18, 2012, YPF was notified of Decree No. 575/12, which declares the expiration of the concessions relating to the areas Los Perales – Las Mesetas, Cañadon Vaso y Pico Truncado – El Cordón Los Monos and Cerro Piedra – Cerro Guadal Norte. Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected by this Decree totaled approximately Ps. 84 million as of December 31, 2011 (0.15% of the Company’s total assets as of such date), had a production of approximately 9.1 mmboe in 2011 (5.14% of the Company’s production in 2011) and had proved reserves totaling approximately 66.4 mmboe as of December 31, 2011 (6.62% of the Company´s total proved reserves as of such date).

On May 4, 2012, YPF filed a motion of reconsideration of Decree No. 575/12 with the governor of the Santa Cruz Province.

•	Neuquén Province: On March 9, 2012, the province of Neuquén requested YPF to submit, within seven days, a plan for future action aiming at curing its alleged breaches in the areas of Don Ruiz, Chihuido de la Salina and Rincón del Mangrullo, setting forth verifiable information concerning investments and production, under penalty of imposing the sanction set forth in section 80, subsection c), of the Hydrocarbons Law.

On March 19, 2012, YPF responded to the province’s request, by submitting a work plan for the areas Don Ruiz and Rincón del Mangrullo, and informing that it has decided to return the areas Chihuido de la Salina and Portezuelo Minas. Assets (net of deferred income tax liability and asset retirement obligations) totaled approximately 13 million as of December 31, 2011 (0.07% of the Company’s total net assets as of such date), with no proved reserves and production in 2011.

With respect to the areas Don Ruiz and Rincón del Mangrullo, YPF has rejected the alleged breach of its obligations.

On April 4, 2012, YPF was notified by Decree No. 0558/12 of the expiration of the Don Ruiz area concession, which shall be effective within 90 days following said notification.

On April 11, 2012, YPF was notified of Decree No. 0559/12 accepting the reversion of the Chihuido de las Salinas Sur and Portezuelo Minas areas. According to the Decree, the reversion shall be effective within 90 days following its notification.

On March 30, 2012, the province of Neuquén requested YPF to submit, within 7 days, a plan for future action aimed at curing its alleged breaches with respect to its failure to meet requirements relating to investment, production and reserves in the Señal Cerro Bayo, Paso de las Bardas Norte, Cerro Hamaca, Filo Morado, Octogono, Señal Picada Punta Barda, Las Manadas and Loma Campana areas, under penalty of imposing the expiration sanction established by section 80 of the Hidrocarbons Law. On April 13, 2012, YPF requested an extension for the submission of the required plan. On the same day, a 10-day extension was granted. On April 27, 2012, YPF requested an additional extension of 30 days which was granted on the same day. YPF is currently preparing its response.

•	Mendoza Province: On March 8, 2012, the province of Mendoza, though a certified notification, requested YPF to, within 7 working days, submit information on investments made in connection with concessions Ceferino and Cerro Mollar Norte and to submit a Complementary Development and Exploration investment plan for these areas, under penalty of ordering the expiration of the related concessions, according to sections 31 and 80, subsection c), of the Hydrocarbons Law, as a result of the alleged breaches of YPF’s obligations concerning the productivity of these exploitation concessions.

On March 19, 2012, YPF submitted its response to the province of Mendoza, providing information on investments made in these areas (which had already been provided in the past to the relevant authorities) and proposing a plan for future investment.

On March 26, 2012, YPF was notified of Decree No. 502/12, which declared the expiration of the exploitation concessions relating to the areas Ceferino and Cerro Mollar Norte. According to this decree, the expiration will be effective 90 calendar days after its notification. Assets (net of deferred income tax liabilities and asset retirement obligations) related to these areas totaled approximately 12 million as of December 31, 2011 (0.02% of The Company’s total net assets as of such date), had a production of 0.084 mmboe in 2011 (0.05% of The Company’s production in 2011) and had proved reserves totaling approximately 0.69 mmboe as of December 31, 2011 (0.07% of the Company’s total proved reserves as of such date).

On April 25, 2012, YPF filed an administrative claim before the Supreme Court of Mendoza Province, regarding the areas Ceferino and Mollar Norte.

•	Tierra del Fuego Province: On March 26, 2012, YPF was notified of Resolution No. 88/12 of the Secretariat of Energy and Hydrocarbons, which requests YPF to submit, within a period of 15 working days following its notification, a plan aimed at complying with YPF’s obligations concerning production, investment and reserves in the Lobo area, which is reasonable and adequate considering the characteristics of such area, under penalty of declaring the expiration of the related exploitation concession. On April 17, 2012, YPF submitted its response to the Province of Tierra del Fuego, providing information on reserves in this area. As of December 31, 2011 neither proved reserves nor assets are assigned to this area.

In addition to the legal action referred to above, following the passage of the Expropriation Law (see Note 17), the Intervenor and its delegates have initiated negotiations with the relevant provincial authorities so that the revocations and intimations referred to above are withdrawn. The governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of these consolidated financial statements, the Company has not been notified of the withdrawal of any of these revocations or intimations.

Additional information:

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

The Court has accepted the summon of the Argentine Government in this matter. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing as of December 31, 1990. In addition, theclaim partially overlaps with the request made by a group of neighbors of La Plata Refinery on June 29, 1999, described in the first paragraph of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, information and documents in order to answer the claim are being collected, and for the time being, it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships. YPF has requested the dismissal of this claim for want of prosecution. The decision remains pending.

Based on the information mentioned in the preceding paragraph, the Company’s Management has revised its assessment concerning the potential outcome this dispute will have for YPF. Consequently, YPF considers that the proceedings against YPF is unlikely to be successful.

Update of Nota 10.c “Contractual commitments and regulatory requirements”:

–	Liquid hydrocarbons regulatory requirements: On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court.

As of the date of the issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure, if applicable, which were not already considered in this note or elsewhere in the financial statements.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is presented in accordance with ASC No. 932 “Extractive Activities – Oil and Gas”, as amended by ASU 2010 – 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008, according to oil and gas reporting requirements were updated (“SEC Final Rule”). Many of the revisions are updates to definitions in the existing oil and gas rules to make them consistent with the petroleum resource management system, which is a widely accepted standard for the management of petroleum resources that was developed by several industry organizations. Key revisions include changes to the pricing used to estimate reserves, the ability to include non-traditional resources in reserves, the use of new technology for determining reserves, and permitting disclosure of probable and possible reserves. The SEC required companies to comply with the amended disclosure requirements for registration statements filed after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2011. Early adoption was not permitted. The Company adopted the new requirements effective December 31, 2009. This adoption did not have a material impact on the Company’s reported reserves evaluation, results of operations, financial position or cash flows (amounts expressed in millions of Argentine Pesos, except where otherwise indicated and prepared under Argentine GAAP).

Back to Contents

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

Information on net proved reserves as of December 31, 2011, 2010 and 2009 was calculated in accordance with the SEC rules and FASB’s ASC 932 as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as were enforced by the enacted laws as of each of the corresponding years (until 2011, for the years ended December 31, 2010 and 2009, in accordance with Law No. 26,217 and until 2016 for the year ended on December 31, 2011 in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2011, 2010 and 2009, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves. Information on net proved reserves as of January 1, 2009 was calculated using year-end prices and costs, respectively.

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

Technology used in establishing proved reserves additions in 2011

YPF’s estimated proved reserves as of December 31, 2011, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Provincial claims

As of May 14, 2012, the provinces of Chubut, Santa Cruz, Mendoza, Salta, Río Negro and Neuquén had publicly announced that they would be terminating certain of our concessions there due to the Company's alleged failure to made adequate investments in exploration and production in those areas. The Company has alleged that the revocation of these concessions was inappropriate and has taken legal action to seek to prevent the termination of these concessions and management plans to continue to take such steps as necessary (see Note 10.a - "Hydrocarbons concessions - Provincial claims"). In addition, following the passage of the Expropriation Law, the Intervenor and its delegates have initiated negotiations with the relevant provincial authorities so that the revocations and intimations referred to above are withdrawn. The governors of certain of these provinces have publicly manifested that they will reconsider the matter in view of the stated objectives of the Intervention and the Expropriation Law. However, as of the date of this annual report, we have not been notified of the withdrawal of any of these revocations or intimations. There can be no assurance that the Company will prevail in these proceedings or negotiations or that additional concessions will not be revoked by these or additional provinces.

As of May 14, 2012, concessions representing 7.6% of our production in 2011 and 8.8% of our proved reserves as of December 31, 2011 have been revoked by the relevant authorities. In addition, the revocation of concessions representing 12.87% of our production in 2011 and 12.92% of our proved reserves as of December 31, 2011 is currently being evaluated by the relevant authorities.

Back to Contents

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2011, 2010 and 2009, by hydrocarbon product.

	2011			2010			2009

Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated entities	(Millions of barrels)
At January 1,	531	530	1	537	536	1	580	579	1
Developed	404	403	1	429	428	1	451	450	1
Undeveloped	127	127	—	108	108	—	129	129	—
Revisions of previous estimates(1)	91	90	1	46	45	1	39	38	1
Extensions and discoveries	43	43	—	23	23	—	14	14	—
Improved recovery	19	19	—	32	32	—	15	15	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	(100)	(99)	(1)	(107)	(106)	(1)	(111)	(110)	(1)

At December 31(3),	584	583	1	531	530	1	537	536	1

Developed	437	436	1	404	403	1	429	428	1
Undeveloped	147	147	—	127	127	—	108	108	—

	2011			2010			2009

Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Equity -accounted entities
At January 1,	1	1	—	2	2	—	1	1	—
Developed	1	1	—	2	2	—	1	1	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates(1)	—	—	—	—	—	—	2	2	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year	—	—	—	(1)	(1)	—	(1)	(1)	—

At December 31,	1	1	—	1	1	—	2	2	—

Developed	1	1	—	1	1	—	2	2	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2011			2010			2009

Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated and Equity-accounted entities	(Millions of barrels)
At January 1,
Developed	405	404	1	431	430	1	452	451	1
Undeveloped	127	127	—	108	108	—	129	129	—

Total	532	531	1	539	538	1	581	580	1

At December 31,
Developed(5)	438	437	1	405	404	1	431	430	1
Undeveloped	147	147	—	127	127	—	108	108	—

Total(4)	585	584	1	532	531	1	539	538	1

(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Oil production of consolidated entities for the years 2011, 2010 and 2009 includes an estimated approximately 12 , 13 and 14, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantitally equivalent to a production or similar tax. Oil production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved oil reserves of consolidated entities as of December 31, 2011, 2010 and 2009 include an estimated approximately 76, 66 and 67, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Includes natural gas liquids of 73, 76 and 83 as of December 31, 2011, 2010 and 2009, respectively.
(5)	Includes natural gas liquids of 58, 60 and 67 as of December 31, 2011, 2010 and 2009, respectively.

Back to Contents

	2011			2010			2009

Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated entities	(Billion of standard cubic feet)
At January 1,	2,533	2,531	2	2,672	2,670	2	3,099	3,096	3
Developed	1,948	1,946	2	2,102	2,100	2	2,219	2,216	3
Undeveloped	585	585	—	570	570	—	880	880	—
Revisions of previous estimates (1)	166	165	1	301	300	1	36	36	—
Extensions and discoveries	104	104	—	50	50	—	69	69	—
Improved recovery	—	—	—	1	1	—	1	1	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	(441)	(440)	(1)	(491)	(490)	(1)	(533)	(532)	(1)

At December 31,	2,362	2,360	2	2,533	2,531	2	2,672	2,670	2

Developed	1,760	1,758	2	1,948	1,946	2	2,102	2,100	2
Undeveloped	602	602	—	585	585	—	570	570	—

Equity -accounted entities
At January 1,	48	48	—	49	49	—	49	49	—
Developed	48	48	—	49	49	—	49	49	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (1)	1	1	—	14	14	—	17	17	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	(12)	(12)	—	(15)	(15)	—	(17)	(17)	—

At December 31,	37	37	—	48	48	—	49	49	—

Developed	37	37	—	48	48	—	49	49	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2011			2010			2009

Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated and Equity-accounted entities	(Billions of standard cubic feet)
At January 1,
Developed	1,996	1,994	2	2,151	2,149	2	2,268	2,265	3
Undeveloped	585	585	—	570	570	—	880	880	—

Total	2,581	2,579	2	2,721	2,719	2	3,148	3,145	3

At December 31,
Developed	1,797	1,795	2	1,996	1,994	2	2,151	2,149	2
Undeveloped	602	602	—	585	585	—	570	570	—

Total(3)	2,399	2,397	2	2,581	2,579	2	2,721	2,719	2

(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas production of consolidated entities for the years 2011, 2010 and 2009 includes an estimated approximately 48, 50 and 56, respectively, of natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas reserves of consolidated entities as of December 31, 2011, 2010 and 2009 include an estimated approximately 254, 257 and 280, respectively, of natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

Back to Contents

	2011			2010			2009

Oil equivalent(1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated entities	(Millions of barrels of oil-equivalent)
At January 1,	982	981	1	1,014	1,012	2	1,133	1,131	2
Developed	751	750	1	803	801	2	847	845	2
Undeveloped	231	231	—	211	211	—	286	286	—
Revisions of previous estimates (2)	121	120	1	100	99	1	44	43	1
Extensions and discoveries	62	62	—	32	32	—	27	27	—
Improved recovery	18	18	—	32	32	—	15	15	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (3)	(178)	(177)	(1)	(195)	(194)	(1)	(205)	(204)	(1)

At December 31,	1,005	1,004	1	982	981	1	1,014	1,012	2

Developed	751	750	1	751	750	1	803	801	2
Undeveloped	254	254	—	231	231	—	211	211	—

Equity -accounted entities
At January 1,	10	10	—	10	10	—	10	10	—
Developed	10	10	—	10	10	—	10	10	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (2)	1	1	—	3	3	—	3	3	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (3)	(3)	(3)	—	(3)	(3)	—	(3)	(3)	—

At December 31,	8	8	—	10	10	—	10	10	—

Developed	8	8	—	10	10	—	10	10	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2011			2010			2009

Oil equivalent(1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign

Consolidated and Equity-accounted entities	(Millions of barrels of oil-equivalent)
At January 1,
Developed	761	760	1	813	811	2	857	855	2
Undeveloped	231	231	—	211	211	—	286	286	—

Total	992	991	1	1,024	1,022	2	1,143	1,141	2

At December 31,
Developed	759	758	1	761	760	1	813	811	2
Undeveloped	254	254	—	231	231	—	211	211	—

Total(4)	1,013	1,012	1	992	991	1	1,024	1,022	2

(1)	Volumes of natural gas have been converted to barrels of oil-equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)	Barrel of oil-equivalent production of consolidated entities for the years 2011 , 2010 and 2009 includes an estimated approximately 21, 22 and 22, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Proved oil-equivalent reserves of consolidated entities as of December 31, 2011, 2010 and 2009 include an estimated approximately 121, 110 and 116, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

Back to Contents

The paragraphs below explain in further detail the most significant changes in our reserves during 2011.

Changes in our estimated proved reserves during 2011

a)	Revisions of previous estimates:

During 2011, the Company’s proved reserves were revised upwards by 91 million barrels (“mmbbl”) of crude oil and 166 billion cubic feet (“bcf”) of natural gas,

The main revisions to proved reserves have been due to the following:

–	A net volume of 51.8 mmboe of proved reserves was added (50.8 mmbbls of liquids and 6.2 bcf of gas) as a result of a ten year extension of exploitation concessions contracts in Mendoza Province.

This revision involves the following reserve areas: El Portón, Barrancas, Cerro Fortunoso, El Manzano, La Brea, Llancanelo, Llancanelo “R”, Puntilla de Huincan, Río Tunuyán, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra and La Ventana.

–	Production performance was better than expected in some oil and gas fields, mainly in San Roque, Chihuido Sierra Negra, Tierra del Fuego, El Portón, Chihuido La Salina Sur, Chihuido La Salina, CNQ 7A and Los Perales. According to these results a 61.1 mmboe upward revision was made in proved reserves (36.7 mmbbls of liquid and 136.7 bcf of gas).

–	In Loma La Lata field approximately 38 bcf of gas and 2.2 mbbls of liquids were added as proved undeveloped reserves as a result of a revision of developlment project studies, due to better than expected results in new wells to Sierras Blancas formation.

–	Due to revision of development projects, approximately 7.2 mmboe of proved undeveloped reserves were added. Upward revisions were made mainly in Volcán Auca Mahuida, CNQ 7A, Barranca Baya, Pico Truncado fields, and downward in Señal Picada field.

–	The results of some of our development wells were below expectations in certain areas, resulting in a downward revision of approximately 4.7 mmboe of proved reserves, mainly in Manantiales Behr, Acambuco, Cañadón Amarillo, Barranca Baya and Señal Picada.

b)	Improved recovery

–	In Golfo San Jorge basin, completion of technical/economic feasibility studies for new projects, and for extension of current improved recovery projects, resulted in an addition of 8.1 mmbbls of proved undeveloped reserves, mainly in Seco León, Los Perales and Barranca Baya areas.

–	In Cerro Fortunoso, in Neuquina Basin, 6.7 mmbbls of proved undeveloped reserves were added due to a new development study for expansion of an existing Improved Recovery project in a Block located to the north east of the area.

–	In CNQ7A an addition of 1.3 mmbbls of proved reserves was made due to development results and positive production response of improved recovery projects.

c)	Extensions and discoveries

–	Extensions and Discoveries made a significant contribution during 2011, adding a total of 62 mmboe of proved reserves (43.1 mmbbls of liquids and 103.8 bcf of gas).

–	In Loma La Lata field, successful results in drilling and producing hydrocarbons from Non Conventional Shale Oil reservoirs allowed an addition of 4.8 mmboe of Proved Developed and 28.6 mmboe of Proved Undeveloped Reserves (net proved 23.3 mmbbls of oil and 56.4 bcf of gas). The scheduled development project includes drilling of 112 new wells in Proved Undeveloped locations and 271 wells in unproved reserves areas.

Back to Contents

–	As a result of the drilling activity at approximately 190 wells in unproved reserve areas, 13.5 mmboe of proved oil reserves were added mainly in Manantiales Behr (4.3 mmboe), Aguada Pichana (3.2 mmboe), Vizcacheras (2.6 mmboe), Barranca Baya (1.8 mmboe), and Cerro Fortunoso (1.5 mmboe).

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2011, 2010 and 2009:

	2011			2010			2009

Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment	72,543	1,071	73,614	65,236	943	66,179	60,304	844	61,148
Support equipment and facilities	2,911	—	2,911	2,160	—	2,160	1,492	—	1,492
Drilling and work in progress	3,087	—	3,087	2,268	—	2,268	1,744	—	1,744
Unproved oil and gas properties	821	78	899	559	73	632	400	79	479

Total capitalized costs	79,362	1,149	80,511	70,223	1,016	71,239	63,940	923	64,863
Accumulated depreciation and valuation allowances	(54,103)	(892)	(54,995)	(49,581)	(716)	(50,297)	(45,291)	(465)	(45,756)

Net capitalized costs	25,259	257	25,516	20,642	300	20,942	18,649	458	19,107

	2011			2010			2009

Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Proved oil and gas properties
Mineral property, wells and related equipment	274	—	274	253	—	253	213	—	213
Support equipment and facilities	—	—	—	—	—	—	—	—	—
Drilling and work in progress	—	—	—	—	—	—	—	—	—
Unproved oil and gas properties	—	—	—	—	—	—	72	—	72

Total capitalized costs	274	—	274	253	—	253	285	—	285
Accumulated depreciation and valuation allowances	(193)	—	(193)	(188)	—	(188)	(181)	—	(181)

Net capitalized costs	81	—	81	65	—	65	104	—	104

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2011, 2010 and 2009:

	2011			2010			2009

Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Acquisition of unproved properties	179	—	179	—	—	—	—	23	23
Exploration costs	1,508	159	1,667	481	80	561	567	19	586
Development costs	7,942	7	7,949	6,207	34	6,241	3,668	77	3,745

Total costs incurred	9,629	166	9,795	6,688	114	6,802	4,235	119	4,354

Back to Contents

	2011			2010			2009

Company’s share in equity method investees’ costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Exploration costs	—	—	—	9	—	9	36	—	36
Development costs	18	—	18	4	—	4	3	—	3

Total costs incurred	18	—	18	13	—	13	39	—	39

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

	2011			2010			2009

Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	2,888	239	3,127	3,862	189	4,051	3,236	173	3,409
Net intersegment sales	20,686	—	20,686	17,853	—	17,853	14,823	—	14,823

Total net revenues	23,574	239	23,813	21,715	189	21,904	18,059	173	18,232
Production costs	(14,186)	(48)	(14,234)	(11,112)	(57)	(11,169)	(8,801)	(55)	(8,856)
Exploration expenses	(464)	(110)	(574)	(282)	(62)	(344)	(514)	(38)	(552)
Depreciation and expense for valuation allowances	(4,457)	(115)	(4,572)	(4,241)	(226)	(4,467)	(3,708)	(334)	(4,042)
Other	(387)	—	(387)	(360)	—	(360)	(422)	—	(422)

Pre-tax income (loss) from producing activities	4,080	(34)	4,046	5,720	(156)	5,564	4,614	(254)	4,360
Income tax expense	(1,423)	—	(1,423)	(2,008)	—	(2,008)	(1,730)	—	(1,730)

Results of oil and gas producing activities	2,657	(34)	2,623	3,712	(156)	3,556	2,884	(254)	2,630

	2011			2010			2009

Company’s share in equity method investee’s results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Net sales to unaffiliated parties	104	—	104	135	—	135	108	—	108
Net intersegment sales	25	—	25	16	—	16	20	—	20

Total net revenues	129	—	129	151	—	151	128	—	128
Production costs	(57)	—	(57)	(92)	—	(92)	(99)	—	(99)
Depreciation and expense for valuation allowances	(2)	—	(2)	(54)	—	(54)	(11)	—	(11)

Pre-tax income from producing activities	70	—	70	5	—	5	18	—	18
Income tax expense	(25)	—	(25)	(2)	—	(2)	(7)	—	(7)

Results of oil and gas producing activities	45	—	45	3	—	3	11	—	11

Back to Contents

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the prices used for reserves estimates as of year-end (the “average price”). Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as were enforced by the enacted laws as of each of the corresponding years (until 2011, for the years ended December 31, 2010 and 2009, in accordance with Law No. 26,217 and until 2016 for the year ended on December 31, 2011 in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2011, 2010 and 2009, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company.Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the years ended December 31, 2011, 2010 and 2009 to determine its gas reserves.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 4.30, 3.98 and 3.80 to US$ 1, as of December 31, 2011, 2010 and 2009, respectively.

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

	2011			2010			2009

Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows (1)	173,871	364	174,235	154,882	303	155,185	111,797	265	112,062
Future production costs	(74,604)	(131)	(74,735)	(54,026)	(172)	(54,198)	(41,430)	(139)	(41,569)
Future development costs	(26,071)	(48)	(26,119)	(16,999)	—	(16,999)	(13,793)	—	(13,793)
Future income tax expenses	(18,476)	(82)	(18,558)	(23,365)	(10)	(23,375)	(13,889)	(44)	(13,933)
10% annual discount for estimated timing of cash flows	(19,090)	(15)	(19,105)	(16,568)	(16)	(16,584)	(11,917)	(8)	(11,925)

Standardized measure of discounted future net cash flows	35,630 (2)	88	35,718	43,924	105	44,029	30,768	74	30,842

	2011			2010			2009

Company’s share in equity method investee’s standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows (1)	594	—	594	531	—	531	537	—	537
Future production costs	(169)	—	(169)	(144)	—	(144)	(145)	—	(145)
Future income tax expenses	(144)	—	(144)	(131)	—	(131)	(130)	—	(130)
10% annual discount for estimated timing of cash flows	(66)	—	(66)	(62)	—	(62)	(68)	—	(68)

Standardized measure of discounted future net cash flows	215	—	215	194	—	194	194	—	194

(1)	For the years ended December 31, 2010 and 2009, future cash inflows are stated net of the import of withholdings on exports until 2011, according to the outstanding Law No. 26,217, as of such dates. For the year ended December 31, 2011, future cash inflows are stated net of the import of withholdings on exports until 2016 in accordance with Law No. 26,732.
(2)	As of the issuance date of these consolidated financial statements, 933 of the future net cash flows correspond to concessions which were revoked by the relevant authorities (see Note 10.a – “Hydrocarbon’s concessions – Provincial claims”).

Back to Contents

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009

	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees

Beginning of year	44,029	194	30,842	194	22,059	266
Sales and transfers, net of production costs	(13,397)	(99)	(10,703)	(106)	(9,600)	(169)
Net change in sales and transfer prices,
net of future production costs	(24,583)	2	14,275	1	11,534	(83)
Changes in reserves and production rates (timing)	10,771	84	5,864	60	3,464	87
Net changes for extensions, discoveries
and improved recovery	8,491	—	7,373	—	2,745	—
Changes in estimated future development
and abandonment costs	(8,714)	(5)	(4,018)	5	(2,416)	(22)
Development costs incurred during the year that reduced future development costs	3,487	4	2,058	8	2,108	1
Accretion of discount	4,112	15	2,611	14	1,896	18
Net change in income taxes	7,897	5	(5,696)	10	(3,159)	69
Others	3,625	15	1,423	8	2,211	27

End of year	35,718	215	44,029	194	30,842	194