Form 20-F
period 2012-12-31
YPF SOCIEDAD ANONIMA
filed 2013-04-26
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Gabriel E. Leiva

Director of Administration

Tel: (011-54-11) 5441-0970

Facsimile Number: (011-54-11) 5441-0232

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class D Share, par value 10 pesos per share	New York Stock Exchange
Class D Shares	New York Stock Exchange*

*	Listed not for trading but only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2012 was:

Class A Shares	3,764
Class B Shares	7,624
Class C Shares	40,422
Class D Shares	393,260,983

393,312,793

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes ☐	No ☒

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board:	☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow.	Item 17	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)	Yes ☐	No ☒

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

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

References

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report, “YPF,” “the Company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” refers to YPF Sociedad Anónima only. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this annual report, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2012 and 2011, YPF’s audited consolidated statements of income for the years ended December 31, 2012 and 2011, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2012 and 2011, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2012 and 2011, and the related notes thereto.

Unless otherwise indicated, the information contained in this annual report reflects:

•

for the subsidiaries that were consolidated using the global integration method at the date or for the periods indicated, 100% of the assets, liabilities and results of operations of such subsidiaries without excluding minority interests, and

•

for those joint operations whose results were consolidated using the proportional integration method, a pro rata amount of the assets, liabilities and results of operations for such joint operations at the date or for the periods indicated.

For information regarding consolidation, see Notes 1.a and 1.c.5 to the Audited Consolidated Financial Statements.

Certain monetary amounts and other figures included in this annual report have been subject to rounding adjustments. Any discrepancies in any tables between the totals and the sums of the amounts are due to rounding.

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the Company’s ability to satisfy our long-term sales commitments from future supplies available to the Company, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain the Company’s concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” below and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

“concession contracts”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession generally has rights and responsibilities for the exploration, development, production and sale of hydrocarbons, and typically, an obligation to make payments at the signing of the concession and once production begins pursuant to applicable laws and regulations.

“crude oil”: Crude oil with respect to YPF’s production and reserves includes condensate, and natural gas liquids (“NGL”).

“gas”: Natural gas.

“hydrocarbons”: Crude oil and natural gas.

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for reporting purposes. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60 degrees Fahrenheit for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations:

“bbl”	Barrels.
“bcf”	Billion cubic feet.
“bcm”	Billion cubic meters.
“boe”	Barrels of oil equivalent.
“boe/d”	Barrels of oil equivalent per day.
“cm”	Cubic meters.
“GWh”	Gigawatt hours.
“HP”	Horsepower.
“km”	Kilometers.
“km2”	Square kilometers.
“liquids”	Crude oil, condensate and natural gas liquids.
“LNG”	Liquefied natural gas.
“LPG”	Liquefied petroleum gas.
“m”	Thousand.
“mbbl/d”	Thousand barrels per day.
“mcf”	Thousand cubic feet.
“mcm”	Thousand cubic meters.
“mboe/d”	Thousand barrels of oil equivalent per day.
“mm”	Million.
“mmbbl”	Million barrels.
“mmboe”	Million barrels of oil equivalent.
“mmboe/d”	Million barrels of oil equivalent per day.
“mmBtu”	Million British thermal units.
“mmcf”	Million cubic feet.
“mmcf/d”	Million cubic feet per day.
“mmcm/d”	Million cubic meters per day.
“mtn”	Thousand tons.
“MW”	Megawatts.
“psi”	Pound per square inch.
“WTI”	West Texas Intermediate.

PART I

ITEM 1. Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The following tables present our selected financial and operating data. You should read this information in conjunction with our Audited Consolidated Financial Statements, and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our Audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Consolidated Financial Statements are YPF’s first annual financial statements that are fully compliant with IFRS. IFRS 1—“First-time Adoption of International Reporting Standards” has been applied in preparing these financial statements.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolution No. 26 on the “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)”. Such resolution was approved by the Argentine National Securities Commission (“CNV”) through General Resolution No. 562/09 on December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 26,831. Compliance with such rules is mandatory for YPF for the fiscal year which began on January 1, 2012, with transition date of January 1, 2011. Disclosures concerning the transition from generally accepted accounting principles in Argentina (“Argentine GAAP”) to IFRS are provided in Note 1 to our Audited Consolidated Financial Statements.

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or “Central Bank”) on December 31, 2012 of Ps.4.92 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on April 24, 2013 was Ps.5.17 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

Law No. 26,741, which was passed by the Argentine Congress on May 3, 2012 (the “Expropriation Law”), among other matters provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF, S.A. (“Repsol YPF”) and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

The financial data contained in this annual report as of December 31, 2012 and 2011 and for the years then ended has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 11, 2013.

	As of and for the year ended December 31,
	2012	2012	2011
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data(1):
Revenues(2)	13,653	67,174	56,211
Gross profit	3,436	16,907	15,068
Administrative expenses	(454)	(2,232)	(1,822)
Selling expenses	(1,151)	(5,662)	(5,438)
Exploration expenses	(118)	(582)	(574)
Other income/(expense), net	(107)	(528)	(46)
Operating income	1,606	7,903	7,188
Income/(Loss) on long-term investments	23	114	685
Interest expense	(316)	(1,557)	(1,045)
Other financial income/(expense), net	428	2,105	758
Income from sale of long-term investments	—	—	—
Reversal/(impairment) of other current assets	—	—	—
Income before income tax	1,741	8,565	7,586
Income tax	(553)	(2,720)	(2,495)
Deferred tax	(395)	(1,943)	(646)
Net income	793	3,902	4,445
Total other Comprehensive income	862	4,241	1,852
Total Comprehensive income	1,665	8,143	6,297
Earnings per share and per ADS(4)	2.02	9.92	11.30
Dividends per share and per ADS(4) (in pesos)	n.a.	0.77	14.15
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	0.16	3.39
Consolidated Balance Sheet Data(1):
Cash	965	4.747	1.112
Working capital(3)	(525)	(2,582)	(7,750)
Total assets	16,250	79,949	60,990
Total debt(6)	3,746	17,104	12,198
Shareholders’ equity(7)	6,354	31,260	23,420
Other Consolidated Financial Data:
Fixed assets depreciation	1,683	8,281	6,499
Cash used in fixed asset acquisitions	3,334	16,403	12,156

(1)	The consolidated financial statements reflect the effect of the application of the functional and reporting currency. See Note 1.c.1) to the Audited Consolidated Financial Statements.
(2)	Revenues are net to us after payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions”, as indicated in Note 2.k) to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 1.c.16) to the Audited Consolidated Financial Statements.
(3)	Working Capital corresponds to Total Current Assets less Total Current Liabilities as of December 31, 2012 and December 31, 2011 according to the Audited Consolidated Financial Statements.
(4)	Information has been calculated based on outstanding share capital of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment.
(6)	Total debt includes long-term debt of Ps. 12,100 million as of December 31, 2012 and Ps. 4,435 million as of December 31, 2011, and short-term debt of Ps.5,004 million as of December 31, 2012 and Ps. 7,763 million as of December 31, 2011, respectively. See “Financial Risk Management – Liquidity Risk” in Note 1.e) to the Audited Consolidated Financial Statements.
(7)	Our subscribed capital as of December 31, 2012 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the

Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law (Law No. 25,561, or the “Public Emergency Law”), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2013 by Law 26,729, grants the National Executive Office the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2008	3.01	3.45	3.18	(1)	3.45
2009	3.45	3.85	3.75	(1)	3.80
2010	3.79	3.99	3.92	(1)	3.98
2011	3.97	4.30	4.15	(1)	4.30
2012	4.30	4.92	4.58	(1)	4.92
Month
October 2012	4.70	4.77	4.73		4.77
November 2012	4.77	4.84	4.80		4.84
December 2012	4.84	4.92	4.88		4.92
January 2013	4.93	4.98	4.95		4.98
February 2013	4.98	5.05	5.01		5.05
March 2013	5.05	5.12	5.09		5.12
April 2013(2)	5.13	5.17	5.15		5.17

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through April 24, 2013.

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

Risk Factors

Risk Factors

The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations or our ability to make payments on the notes and under other existing or future indebtedness.

Risks Relating to Argentina

The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law

The Argentine federal government and certain provincial governments control the Company, and consequently, the federal government and the governments of such Argentine provinces are able to determine substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors, and are able to direct our operations. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. In addition, the inability of Argentina to meet its energy requirements could have a material adverse impact on the Argentine economy and negatively impact our results of operations. We cannot assure you that the decisions taken by our controlling shareholders for the purpose of achieving the targets set forth in the Expropriation Law would not differ from your interests as a shareholder.

Our business is largely dependent upon economic conditions in Argentina

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, Argentina’s gross domestic product, or GDP, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 and 2011, growing at an annual real rate of approximately 9%, according to preliminary official data. In 2012, the Argentine economy experienced a slowdown with GDP increasing at a rate of 1.9% on an annualized basis compared to 2011. No assurances can be given that the rate of growth experienced over past years will be achieved in subsequent years or that the economy will not contract. If economic conditions in Argentina were to slow further, or contract, or if the Argentine Government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial condition and results of operations.

Argentine economic results are dependent on a variety of factors, including (but not limited to) the following:

•	international demand for Argentina’s principal exports;

•	international prices for Argentina’s principal commodity exports;

•	stability and competitiveness of the peso against foreign currencies;

•	levels of consumer consumption and foreign and domestic investment and financing; and

•	the rate of inflation.

In recent years, Argentina has confronted inflationary pressure. According to inflation data published by the National Statistics Institute (Instituto Nacional de Estadística y Censos, INDEC), from 2008 to 2012, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively; the wholesale price index increased

8.8%, 10.3%, 14.5%, 12.7% and 13.1%, respectively. However, certain private sector analysts usually quoted by the government opposition, based on methodologies being questioned by the Argentine Government on the basis of the lack of technical support, believe that actual inflation is significantly higher than that reflected in INDEC reports. Increased rates of inflation in Argentina could increase our cost of operation, and may negatively impact our results of operations and financial condition. There can be no assurance that inflation rates will not be higher in the future.

In addition, Argentina’s economy is vulnerable to adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners, such as Brazil, China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth and may consequently adversely affect our financial condition and results of operations. Furthermore, a significant depreciation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economic and our financial condition and results of operations.

Furthermore, in 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the country’s bond indebtedness on which Argentina defaulted in 2002 has now been restructured. Certain creditors did not agree to the restructuring. In late October, 2012, the Second United States Circuit Court of Appeals in New York rejected an appeal by Argentina with respect to a claim of holders of debt swaps presented in 2005 and 2010 and in relation to the payment of the debt claimed by them. Subsequently, on November 21, 2012, the United States District Court for the Southern District of New York justice ordered Argentina to make a deposit of U.S. $ 1,330 million related to the aforementioned payment, which order was appealed by the country.The Second Circuit Court of Appeals New York did grant the request of Argentina and suspended the November 21 order. Recently, Argentina submitted to the Second Circuit Court of Appeals, as per its request, a proposed payment to bondholders that did not enter into swaps timely 2005 and 2010, which proposal has been rejected by the plaintiffs on April 19th, 2013, and is currently being analyzed by the courts. Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may prevent Argentina from obtaining favorable terms or interest rates when accessing the international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of or injunctions relating to assets of Argentina, which could have a material adverse effect on the country’s economy and also affect our ability to access to international financing.

In addition, the Argentine peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future, consequently affecting our financial condition and results of operations (see additionally “We may be exposed to fluctuations in foreign exchange rates”).

For additional information related to the evolution of argentine economy see “Item 5 – Operating and Financial Review and Prospects—Macroeconomic Conditions.”

Certain risks are inherent in any investment in a Company operating in an emerging market such as Argentina

Argentina is an emerging market economy, and investing in emerging markets generally carries risks. These risks include political, social and economic instability that may affect Argentina’s economic results which can stem from many factors, including the following:

•	high interest rates;

•	abrupt changes in currency values;

•	high levels of inflation;

•	exchange controls;

•	wage and price controls;

•	regulations to import equipment and other necessities relevant for operations;

•	changes in governmental economic or tax policies; and

•	political and social tensions.

Any of these factors, as well as volatility in the capital markets, may adversely affect our financial condition and results of operations or the liquidity, trading markets and value of our securities.

The Argentine economy has been adversely affected by economic developments in other markets

Financial and securities markets in Argentina, and also the Argentine economy, are influenced by economic and market conditions in other markets worldwide. Considering the current international turmoil, Argentina’s economy remains vulnerable to external shocks, including those relating to or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt. For example, the recent challenges faced by the European Union to stabilize some of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Many member nations in the European Union are addressing the issues with controversial austerity measures. Should the European Union monetary policy measures be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect our business. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina.

Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the argentine economy and, as a consequence, the Company’s results of operations and financial condition.

The implementation of new export duties, other taxes and import regulations could adversely affect our results

Since 2002, new duties have been implemented on exports, and have been progressively increased over the years. Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, amended the export duties on crude oil and other crude derivative products imposed in previous years. In addition, the Resolution No. 1/2013 from the Ministry of Economy, published on January 3, 2013, modified the reference and floor prices. The regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$80/barrel, the producer shall be allowed to collect at U.S.$70/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel fuel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation”. With respect to natural gas products, Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas. Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax. The imposition of these export taxes has adversely affected our results of operations.

As a result of the aforementioned export tax increases, we may be and, in certain cases, have already been forced to seek the renegotiation of export contracts which had previously been authorized by the Argentine government. We cannot provide assurances that we will be able to renegotiate such contracts on terms acceptable to us.

In addition, in 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allow importers access to the foreign exchange market for the payment of such imported products and services.

We cannot assure you that these taxes and import regulations will not continue or be increased in the future or that other new taxes or import regulations will not be imposed.

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

We are subject to exchange and capital controls

In the past, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Beginning in 2011, additional foreign exchange restrictions have been imposed which restrict purchases of foreign currency and transfers of foreign currency abroad. Such restrictions include the requirement for financial institutions to inform in advance and obtain approval from the Argentine Central Bank with respect to any foreign exchange transaction to be entered into through the foreign exchange market with the exception of payments related to foreign debt previously liquidated in the domestic market. Since 2011, oil and gas companies (including YPF), among other entities, were required to repatriate 100% of their foreign currency export receivables. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency”.

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

Moreover, recent regulatory and policy developments in Argentina, including the enactment of the Expropriation Law, have led to considerable volatility in the market price of our shares and ADSs. YPF’s share price has declined by more than 60% since January 1, 2012.

We cannot assure that the perception of risk in Argentina and other emerging markets may not have a material adverse effect on our ability to raise capital and on the trading values of our securities. In addition, the recent downgrades in our credit ratings by Moody’s and Fitch Ratings could further impair our capacity to raise capital in the international capital markets, in terms of access and cost, and limit the range of counterparties willing to enter into transactions with us. As a result of the foregoing, we cannot assure you that factors previously mentioned may not affect our financial condition and/or results of operations (See “Item 4. Information on the Company—History and Development of YPF”–.)

Risks Relating to the Argentine Oil and Gas Business and Our Business

Our domestic operations are subject to extensive regulation

The oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•

limitations on our ability to pass higher domestic taxes, increases in production costs, or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices (See “Limitations on local pricing in Argentina may adversely affect our results of operations” below);

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

•

legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for non-conventional oil and gas hydrocarbons which could increase our cost of doing business or cause delays and adversely affect our operations;

•	restrictions on imports of products which could affect our ability to meet our delivery commitments or growth plans, as the case may be; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

The Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. More recently, the Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”, and “—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law.” Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government”.

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

Limitations on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. The prices that we are able to obtain for our hydrocarbon products affect, among others, the viability of investments in new exploration, development and refining, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. For additional information on domestic pricing for our products, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation”. On April 10, 2013, Resolution 35/2013 of the Argentine Secretariat of Domestic Commerce determined a price cap for fuel at all service stations for a period of six months, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified in the Annex of the Resolution. We cannot assure you that we will be able to increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

In addition, in July 2012, pursuant to the Expropriation Law, the Argentine government created the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic” and established a planning and coordination commission for the sector (the “Hydrocarbons Commission”). The Hydrocarbons Commission consists of representatives of the federal government, and its objective is to address certain market asymmetries in the oil and gas sector. The goals of the Hydrocarbons Commission are mainly to guarantee adequate investment by oil and gas companies to:

•	improve the level of oil and gas reserves,

•	expand oil refining capabilities, and

•	maintain an adequate supply of fuel at reasonable prices.

For the purpose of granting reasonable commercial prices, the Hydrocarbons Commission will determine the criteria that shall govern the operations in the domestic market. The Hydrocarbons Commission has the power to publish reference prices for oil and gas, which will be adjusted to cover the production costs attributable to the activity and to reach a reasonable margin of profit, monitor oil and gas prices charged by private companies and supervise and ensure investment in the oil sector. Each company within the sector must be registered in the Registro Nacional de Inversiones Hidrocarburíferas (National Hydrocarbons Investments Registry) and must submit an annual investment plan for approval by the Hydrocarbons Commission. Non-compliance with this requirement may result in several sanctions, including termination of the authorization to exploit hydrocarbon reserves and operate within the sector. For more information, please see “See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation —Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic—Decree No. 1,277/2012.”

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

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Argentine Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel fuel is duly satisfied. Because domestic diesel fuel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel fuel production in the export market, and thereby obliged to sell in the local market at prevailing domestic prices.

We are unable to predict how long these export restrictions will be in place, or whether any further measures will be adopted that adversely affect our ability to export gas, crude oil and diesel fuel or other products and, accordingly, our results of operations.

Oil and gas prices could affect our level of capital expenditures

We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices for certain products do not match cost increases in accordance with higher and more complex investments, mainly as a result of the development of nonconventional resources, and also with evolution of the economy, our ability to improve our hydrocarbon recovery rates, find new reserves and carry out certain of our other capital expenditure plans are likely to be adversely affected, which in turn would have an adverse effect on our results of operations.

Our reserves and production are likely to decline

Most of the Company’s oil and gas producing fields in Argentina are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Our production declined by approximately 8.4% in 2011, on a boe basis. During 2012 our production declined by approximately 0.4%, on a boe basis. This overall situation implies certain challenges in order to replace our proved reserves from other categories of hydrocarbons. However, the continuous comprehensive technical review of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new fields developments in Argentine basins with the aim of achieving results similar to those achieved by mature fields in other regions of the world (which have achieved substantially higher recovery factors with the application of new technology). Additionally, the Company has been completing the renewal of most of its concessions, allowing us to develop certain strategic projects related to waterflooding, enhanced oil recovery and unconventional resources, which represent an important opportunity not only for the Company but also for Argentina. We expect that unconventional development will require higher investment in future years, principally in connection with the Vaca Muerta formation. These investments are expected to yield substantial economies of scale and to significantly increase recovery rates from this resource play. Other resource plays, unconventional prospects, exist in Argentina and have positioned the country amongst the most attractive in terms of worldwide unconventional resource potential. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products, and are also subject to material risks inherent to the oil and gas industry and may prove unsuccessful. See “—Our business plan includes future drilling activities for non-conventional oil and gas reserves, such as shale gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.”

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

Oil and gas activities are subject to significant economic, environmental and operational risks

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. If these risks materialize, we may suffer substantial operational losses and disruptions to our operations and harm to our reputation. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account.

Our business plan includes future drilling activities for non-conventional oil and gas reserves, such as shale gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. We have identified drilling locations and prospects for future drilling opportunities of unconventional oil and gas reserves, such as the shale oil in the Vaca Muerta formation. These drilling locations and prospects represent a part of our future drilling plans. Our ability to drill and develop these locations depends on a number of factors, including seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, access to and availability of equipment, services and personnel and drilling results. In addition, as we have no previous experience in drilling and exploiting unconventional oil and gas reserves, the drilling and exploitation of such unconventional oil and gas reserves depends on our ability to acquire the necessary technology and hire personnel and other support needed for extraction or obtain financing and venture partners to develop such activities. Furthermore, in order to implement our new business plan, including the development of our oil and natural gas exploration activities and the development of refining capacity sufficient to process increasing production volumes, we will need to raise significant amounts of debt capital in the financial and capital markets. We cannot guarantee that we will be able to obtain the necessary financing or obtain financing in the international or local financial markets at reasonable cost and on reasonable terms to implement our new business plan or that we would be able to successfully develop our oil and natural gas reserves. Because of these uncertainties, we cannot give any assurance as to the timing of these activities or that they will ultimately result in the realization of proved reserves or meet our expectations for success, which could adversely affect our production levels, financial condition and results of operations.

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

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. The expiration of part of our concessions which represent approximately 6% of our proved reserves as of December 31, 2012 occurs in 2017. In addition, our concessions in certain provinces in Argentina have been extended as of the date of this annual report (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government-Exploration and Production—Extension of Exploitation Concessions in the province of Neuquén”, “—Extension of Exploitation Concessions in the province of Mendoza”, Extension of Exploitation Concessions in the province of Santa Cruz” and Negotiation of Extension of Concessions in the province of Tierra del Fuego”). We cannot provide assurances that concessions will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions as of the date of expiration of them. The termination of, or failure to obtain the extension of, a concession or permit, our its revocation, could have a material adverse effect on our business and results of operations.

Our acquisition of exploratory acreage and crude oil and natural gas reserves is subject to heavy competition

We face intense competition in bidding for crude oil and natural gas production areas, which are typically auctioned by governmental authorities, especially those areas with the most attractive crude oil and natural gas reserves. Some provinces of Argentina, including La Pampa, Neuquén and Chubut, have created provincial government-owned companies to develop activities in the oil and gas industry. As a result, the conditions under which we are able to access new exploratory or productive areas could be adversely affected. In addition, fewer offerings of exploratory acreages available to be bid upon could affect our future results.

We may incur significant costs and liabilities related to environmental, health and safety matters

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. In addition, we have certain environmental liabilities related to YPF Holdings, a 100% subsidiary of YPF. See “Item 8. Financial Information—Legal Proceedings —YPF Holdings.” A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities, including with respect to our planned drilling and exploitation of our unconventional oil and gas reserves. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes. If adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

We face risk relating to certain legal proceedings

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

Additionally, following the enactment of the Expropriation Law, the Spanish company Repsol, which had a significant portion of its shares subject to expropriation, commenced legal proceedings against the Argentine government before New York and the International Center for Settlement of Investment Disputes (ICSID) arbitral tribunal. Additionally, Repsol has filed other claims against us in New York and Madrid courts . Repsol has also made public its intention to contest the validity of agreements that we may enter into with third parties related to the exploitation and exploration of unconventional oil reserves in the Vaca Muerta formation. We can give you no assurance that actions taken by Repsol will not disrupt our business efforts, including any exploitation and exploration agreements we may seek to enter into, or that Repsol will not continue to litigate the issues related to the expropriation of its shares.

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

We could be subject to organized labor action

Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes in recent years. See “Item 5. Operating and Financing Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions”.

We may not be able to pay, maintain or increase dividends

On July 17, 2012 our Shareholder’s meeting approved a dividend of Ps. 303 million (Ps. 0.77 per share or ADS) which was paid during November 2012. In addition, our Board of Directors in its meeting held on March 11, 2013 approved a proposal to the Shareholders of a Ps. 330 million dividend to be paid during 2013. Such proposal will be considered at our next Shareholder’s meeting. Notwithstanding the foregoing, our ability to pay, maintain or increase dividends is based on many factors, including but not limited to the dividend amount distributed in respect of the previous financial year, our net income, anticipated levels of capital expenditures and expected levels of growth. A change in any such factor could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year.

Risks Relating to Our Class D Shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or anticipated results of operations and financial condition; speculation over the impact of the Expropriation Law in our business and operations, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. In addition, recent regulatory and policy developments in Argentina, including the passage of the Expropriation Law, have led to considerable volatility in the market price of our shares and ADSs. YPF’s share price has declined by more than 60 % since January 1, 2012. We cannot assure you that concerns about factors that could affect the market price of our ordinary shares as previously mentioned may have a material adverse effect on the trading values of our securities.

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

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs

The government is empowered, for reasons of public emergency, as defined in Article 1 of the Emergency Law (Law No. 25,561), to establish the system that will determine the exchange rate between the peso and foreign currency and to impose exchange regulations. Although the transfer of funds abroad in order to pay dividends currently does not require Central Bank approval, restrictions on the movement of capital to and from Argentina may, if imposed, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad. The Argentine government has recently tightened U.S. dollar exchange regulations.

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

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs

Repsol owns ADSs representing approximately 11.90% of our capital stock (See “Item 7. Major Shareholders and Related Party Transactions”). Sales of a substantial number of Class D shares or ADSs by Repsol or any other present or future significant shareholder, could decrease the trading price of our Class D shares and the ADSs.

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

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2012, we had consolidated net revenues of Ps.67,174 million (U.S.$13,653 million) and consolidated net income of Ps.3,902 million (U.S.$793 million).

Until November 1992, most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999 and until the passage of the Expropriation Law, we were controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock (the “Petersen Transaction”). In addition, Repsol YPF granted certain affiliates of Petersen Energía S.A. (“Petersen Energía”) an option to purchase up to an additional 10% of our outstanding capital stock, which was exercised in May 2011.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law,” “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Office , which provides for the intervention (the “Intervention”) of YPF for a period of thirty days (which was then extended up to our Shareholders meeting held on June 4, 2012 at which the composition of our Board of Directors was determined), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing the provision of fuel and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The financial data contained in this annual report as of December 31, 2012 and 2011 and for the years then ended has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 11, 2013.

Upstream Operations

•

As of December 31, 2012, we held interests in more than 90 oil and gas fields in Argentina, accounting for approximately 42% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 34% of its total natural gas production, including natural gas liquids, in 2012, according to information provided by the Argentine Secretariat of Energy.

•

We had proved reserves, as estimated as of December 31, 2012, of approximately 590 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,186 bcf of gas, representing aggregate reserves of approximately 979 mmboe as of such date.

•	In 2012, we produced approximately 101 mmbbl of oil (275 mbbl/d), including condensates and natural gas liquids, and approximately 432 bcf of gas (1,179 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of December 31, 2012 consisted of 1,535 YPF-branded service stations, and we estimate we held approximately 33.9% of all gasoline service stations in Argentina.

•

We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada industrial complex (“CIE”) and Plaza Huincul site. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this annual report.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2012.

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments, expenditures and divestitures.”

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Central and South America, based on 2011 production, according to the 2011 edition of the BP Statistical Review of World Energy, published in June 2012.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel fuel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges.

After declining during the economic crisis of 2001 and 2002, Argentina’s gross domestic product, or GDP, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 and 2011, growing at an annual real rate of approximately 9.0%. During 2012, Argentina’s GDP grew at an average annual rate of approximately 1.9%, according to preliminary official data. Driven by this economic expansion and stable domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas consumption grew at average annual rate of approximately 5.0% during the period 2003-2011, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel fuel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel fuel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel fuel amounted to approximately 1,349 mcm , while in 2012 its net imports of diesel fuel amounted to approximately 1,275 mcm , according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel fuel in Argentina exceeds domestic production. In addition, the import prices of refined products have been in general substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products less profitable. As a result, from time to time, service stations experience temporary shortages and are required to suspend or curtail diesel fuel sales. On May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

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

On February 21, 2008, Petersen Energía (“PEISA”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. On May 3, 2011, PEISA exercised an option to acquire from Repsol YPF shares or ADSs representing 10.0% of our capital stock and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law.” As of the date of this annual report, the transfer of the shares subject expropriation between National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Office , which provides for the Intervention of YPF for a period of thirty days (which was then extended to our next Shareholders meeting to be held on June 4, 2012 at which the composition of our Board of Directors was determined), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing the provision of fuel and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company have been temporarily granted to the Intervenor. On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. At our general shareholders’ meeting, on June 4, 2012, our shareholders appointed the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company.”

On August 30, 2012, we approved and announced the Strategic Plan 2013-2017 establishing the basis of our development for the years to come. Such plan intends to reaffirm our commitment to creating a new model of the Company in Argentina which aligns our objectives, seeking profitable and sustainable growth that generates shareholder value, with those of the country, thereby positioning YPF as an industry-leading company aiming at the reversal of the national energy imbalance and the achievement of hydrocarbon self-sufficiency in the long term.

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) the expectation related to the existence of large volumes of unconventional resources in Argentina according to estimations of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located in, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives will require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth will be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and raise debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products.

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

Additionally, we record certain assets, liabilities and costs under the Corporate and Other segment, including corporate administration costs and assets, environmental matters related to YPF Holdings, Inc (“YPF Holdings”) (see Note 3 to our Audited Consolidated Financial Statements) and certain construction activities, mainly related to the oil and gas industry, through our subsidiary A-Evangelista S.A. and its subsidiaries.

Substantially all of our operations, properties and customers are located in Argentina. However, we carry out exploration activities, among others, in the United States and Guyana, and hold an interest in a producing field in the United States and in two exploratory areas in Uruguay (see “—Exploration and Production—Principal properties—International properties”). Additionally, we market lubricants and specialties in Brazil and Chile and carry out some construction activities related to the oil and gas industry in Uruguay, Bolivia, Brazil and Peru, through our 100% owned company A-Evangelista S.A. and its subsidiaries.

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2012 and 2011:

	For the Year Ended December 31,
	2012	2011
	(in millions of pesos)
Revenues(1)
Exploration and production(2)
Revenues	6,134	5,054
Revenue from intersegment sales (3)	27,060	19,996

Total exploration and production	33,194	25,050

Refining and marketing(4)
Revenues	57,694	47,926
Revenue from intersegment sales	1,910	1,766

Total refining and marketing	59,604	49,692

Chemical
Revenues	2,351	1,923
Revenue from intersegment sales	2,328	2,188

Total Chemical	4,679	4,111

Corporate and other
Revenues	995	1,308
Revenue from intersegment sales	1,243	651

Total Corporate and other	2,238	1,959

Less inter-segment sales and fees	(32,541)	(24,601)

Total revenues	67,174	56,211

Operating income (Loss)
Exploration and production	5,943	4,322
Refining and marketing	3,006	4,422
Chemical	913	835
Corporate and other	(2,493)	(1,760)
Consolidation adjustments	534	(631)

Total operating income	7,903	7,188

(1)	Revenues are net to us after payment of a fuel transfer tax and turnover tax. Custom duties on exports are included in Selling expenses. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company-Exploration and Production-Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimates of Argentine market prices.
(4)	Includes LPG activities.

Exploration and Production

Principal properties

Our production is concentrated in Argentina and our domestic operations are subject to numerous risks. See “Item 3. Key Information—Risk Factors.”

The following table sets forth information with regard to YPF’s developed and undeveloped acreage by geographic area as of December 31, 2012:

	As of December 31, 2012
	Developed(1)		Undeveloped(2)
	Gross(3)	Net(4)	Gross(3)	Net(4)
	(thousands of acres)
South America	1,596	1,239	54,343	33,008
Argentina	1,596	1,239	45,350	25,596
Rest of South America(5)	—	—	8,993	7,412
North America(6)	29	4.3	202	123

Total	1,625	1,243.3	54,545	33,131

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which YPF owns a working interest.
(4)	“Net” acreage equals gross acreage after deducting third party interests.
(5)	Relates to Uruguay, Colombia, Paraguay, and Chile. In the case of Paraguay, YPF non-developed surface totalled of 3,825 thousand acres as of December 31, 2012, and is connected to an exploration permit granted to YPF through Resolution 1703 of the Ministry of Public Works and Communications of Paraguay. The permit expired on September 16, 2012 and a request for a 1 year extension was presented before the Ministry of Public Works and Communications. As of the date of this annual report, the extension request is pending. In the case of Uruguay, YPF’s undeveloped acreage includes mining areas and a permit for exploratory drilling. This permit corresponds to an area of 2,397 thousand acres and was awarded entirely to YPF in March 2012. Guyana’s acreage was returned to the enforcement authority, the well was abandoned for technical reasons and the contract was terminated.
(6)	Relates only to the United States’ Gulf of Mexico.

As of December 31, 2012, none of our exploratory undeveloped acreage corresponded to exploration permits which will expire in 2013 in accordance with Law 17,319. However, as a result of the expiration in 2013 of the first, second or third exploration terms of certain of our exploration permits, we would be required to relinquish a fixed portion of the acreage related to each such expiring permit, as set forth in Law 17,319, as long as exploitable quantities of oil or gas are not discovered in such areas (in which case we may seek to obtain a declaration of their commercial viability from the relevant authorities, and the related areas would then be subject to exploitation concessions). Provided no such discoveries are made in 2013, we would be required to relinquish approximately 15.2 thousand square kilometers of exploratory undeveloped acreage (approximately 18.5% of our 82.1 thousand square kilometers of net exploratory undeveloped acreage as of December 31, 2012) during 2013. We are entitled to decide, according to our best interest, which portions of each of the exploration permits to keep, within the required relinquishment percentage. Therefore, the areas to be relinquished consist usually of acreage were drilling has not been successful and that are considered non-core lease acreage.

We do not have any material undeveloped acreage related to our production concessions expiring in the near term.

Argentine properties

Argentina is the second largest gas and fourth largest oil producing nation in Central and South America according to the 2011 edition of the BP Statistical Review of World Energy, published in June 2012. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of the date of this annual report, a total of 24 sedimentary basins were re-evaluated in the country, in line with the Plan Exploratorio Argentina (Argentine Exploratory Plan). The total surface of the continent represents approximately 408 million acres and the total offshore surface includes 194 million acres on the South Atlantic shelf within the 200 meter-deep line. Of the 602 million acres of the sedimentary basins, a significant part still needs to be evaluated through exploratory and study drilling.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2012:

	Wells(1)(2)(3)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Onshore	11,439	9,911	822	532
Neuquina	3,629	3,055	690	469
Golfo San Jorge	6,855	6,109	37	37
Cuyana	797	700	—	—
Noroeste	26	8	50	12
Austral	132	40	45	14
Offshore	—	—	18	9

Total	11,439	9,911	840	541

(1)	In addition to productive oil and gas wells located in Argentina, we have interests in oil wells located in the United States (7 gross wells and around 1 net well, as of December 31, 2012).
(2)	A “gross well” is a well in which YPF owns a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers.
(3)	Gross and net wells include one oil well and three gas wells with multiple completions.

The table below provides certain information with respect to our net working interests in our principal oil and gas fields in Argentina at December 31, 2012, all of which are mature:

		Production 2012		Proved Reserves as of December 31, 2012
Areas (1)	Interest %	Oil(2) (mbbl)	Gas (mmcf)	Oil(2) (mbbl)	Gas (mmcf)	BOE (mboe)	Basin / Location
Loma la Lata	100%	14,892	158,934	54,628	863,987	208,500	Neuquina
Los Perales	100%	5,705	12,813	48,822	68,262	60,979	Golfo San Jorge
Seco León	100%	3,914	3,347	44,444	18,773	47,788	Golfo San Jorge
Magallanes	56%	879	12,799	8,346	163,439	37,454	Austral
San Roque	34%	2,164	34,669	9,538	149,716	36,201	Neuquina
Chihuido Sierra Negra	100%	5,620	1,528	31,829	8,569	33,355	Neuquina
Barranca Baya	100%	4,376	982	31,109	5,898	32,159	Golfo San Jorge
El Portón	100%	2,297	19,304	12,430	96,435	29,605	Neuquina
Puesto Hernández	79%	2,701	—	27,608	—	27,608	Neuquina
A,Toledo – S.Barrosa	100%	1,200	23,289	10,126	89,285	26,028	Neuquina
Chihuido La Salina	100%	4,158	26,607	15,933	54,687	25,673	Neuquina
Tierra del Fuego	30%	747	13,572	5,037	106,999	24,093	Austral
Aguada Pichana	27%	1,640	31,113	5,664	99,737	23,427	Neuquina
Vizcacheras	100%	3,065	387	21,649	3,105	22,202	Cuyana
Acambuco	22%	329	14,854	1,591	114,875	22,050	Noroeste
Lomas del Cuy	100%	2,600	1,158	19,340	8,548	20,863	Golfo San Jorge
Cerro Fortunoso	100%	1,673	—	19,512	—	19,512	Neuquina
CNQ 7A	50%	4,375	—	19,230	—	19,230	Neuquina
La Ventana Central (3)	69,6-60%	1,405	184	18,044	2,544	18,497	Cuyana
Barrancas	100%	1,821	119	17,334	1,164	17,541	Cuyana
Desfiladero Bayo	100%	2,471	227	16,029	1,092	16,223	Neuquina
Manantiales Behr	100%	6,794	4,790	14,362	8,759	15,921	Golfo San Jorge

(1)	Exploitation areas.
(2)	Includes Condensate and Natural Gas Liquids
(3)	69.6% for crude oil and 60% for natural gas liquids and natural gas.

Approximately 84% of our proved oil reserves in Argentina are concentrated in the Neuquina (47%) and Golfo San Jorge (37%) basins, and approximately 92% of our proved gas reserves in Argentina are concentrated in the Neuquina (68%), Austral (12%) and Noroeste (11%) basins.

As of December 31, 2012, YPF held 143 exploration permits and production concessions in Argentina. YPF directly operates 101 of them, including 42 exploration permits and 59 production concessions.

•

Exploration permits. As of December 31, 2012, YPF held 51 exploration permits in Argentina, 47 of which were onshore exploration permits and 4 of which were offshore exploration permits. YPF had 100% ownership of two onshore permits, and its participating interests in the rest varied between 30% and 90%. YPF had 100% ownership of one offshore permit, and its participating interests in the rest varied between 30% and 35%.

•

Production concessions. As of December 31, 2012, YPF had 92 production concessions in Argentina. YPF had a 100% ownership interest in 53 production concessions, and its participating interests in the remaining 39 production concessions varied between 12.2% and 98%.

Declines in production in recent years have been significantly reduced in 2012 (from a 5.7% decrease in 2010 compared to 2009 and an 8.4% decrease in 2011 compared to 2010 to a 0.4% decrease in 2012 compared to 2011). This was a result of a management focus on avoiding labor disruptions and higher investment activity.

Joint ventures and contractual arrangements in Argentina.

As of December 31, 2012, we participated in 39 exploration and 29 production joint ventures and contractual arrangements (25 of which were not operated by YPF) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 12.2% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2012, see Note 6 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion in exploitation concessions and exploration permits, respectively.

International properties

United States.

As of December 31, 2012, we had mineral rights in 40 blocks in the United States, comprised of 35 exploratory blocks, with a net surface area of 496.5 square kilometers and five development blocks, with a net surface area of 17 square kilometers. Our U.S. subsidiaries’ net proved reserves in these properties in the United States as of December 31, 2012 were 1.169 mmboe. Our U.S. subsidiaries’ net hydrocarbon production in these properties in the United States for 2012 was 0.652 mmboe.

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

Guyana.

As of December 31, 2012, YPF, through YPF Guyana Ltd., a wholly-owned subsidiary of YPF International S.A., no longer has an active participation in exploration activities in that country as its petroleum prospecting license (the “Petroleum Prospecting License”) expired on November 25, 2012 after the fulfilment of the contractual commitments. Such commitments consisted of the drilling of the Jaguar-1 exploration well to a depth of 15,998 ft. On July 26, 2012 the well was plugged and abandoned due to technical and safety reasons (lack of enough pressure difference margin between pore pressure and fracture gradient). The total well cost was close to U.S.$ 167 million.

Peru.

After participating in preliminary explorations, we expect blocks 180, 182 and 184 in the Huallaga basin, and block 176 in the Ucayali basin, to be officially allocated by the Peruvian government to the consortium to which YPF belongs. We have a share of 25% in the consortium, along with Repsol (operating with 25% share) and Ecopetrol (50%). During the first two exploration periods (30 months) after the official allocation of these blocks, the next step will be to re-process the existing seismic data and the records of 1,150 km of 2D seismic data.

Colombia.

Blocks COR12, COR14 and COR33 are located in the Cordillera Oriental (Eastern Mountain chain) basin, in which we operate and are authorized by the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos, or “ANH”).

Our share in these blocks ranges from 55% to 60%. The net acreage corresponding to our share in the blocks is 890 km2. The exploratory activity to be developed shall be the acquisition of 200 km of 2D seismic data, 50 km2 of 3D seismic data, and the drilling of three exploratory wells.

Paraguay.

In September 2011, we were allocated 100% of the Manduvira exploration permit. The area covers a surface of 15,475 km2 and is located in the eastern area of Paraguay, within the scope of the Chacoparaná basin. YPF’s main goal in this project is to explore non-conventional resources. In September 2012, the 1-year period established by the Manduvira Exploration permit expired. In order to achieve the initiated exploration, a request for a 1-year extension was filed with the Ministry of Public Works and Communications. The extension request is pending.

During 2012, YPF conducted sedimentology, geochemistry and palynology studies and field visits, apart from desk reviews.

Chile

In 2011, YPF presented a proposal, offered by Empresa Nacional del Petróleo (“ENAP”), a Chilean state-owned company, to participate in the exploration of the Magallanes basin. YPF was selected to operate in two exploratory blocks: (i) San Sebastián, where YPF (40%) will be the operator, in association with Wintershall (10%) and ENAP (50%); and (ii) Marazzi/Lago Mercedes, where YPF (50%) will also be the operator, in association with ENAP (50%). In January 2013, YPF received confirmation from the Ministry of Energy in Chile of the granting of these areas.

Total commitments with respect to the awarded exploration blocks during the first exploratory period include the acquisition of 672 km2 of 3D seismic data and the drilling of 8 exploratory wells. The activities are expected to begin at the end of 2013.

Uruguay

– (i) Deep Water Offshore– Punta del Este basin:

•

Area 3: YPF (40%) acts as operator, in partnership with Petrobras Uruguay (40%) and Galp (20%). Exploration is in the first geological and geophysical evaluation stage. The main leads were defined, as well as a 2000 km2 area where 3D seismic data will be collected.

•	Area 4: YPF (40%) in association with Petrobras Uruguay (40%), acting as an operator, and Galp (20%). Exploration is in the first geological and geophysical evaluation stage.

– (ii) Onshore:

In March 2012, the Arapey Exploration Permit was entirely awarded to YPF. The block has a surface area of 9,700 km2. Our main goal in this project is to explore unconventional resources. During 2012, 1,600 km2 of 2D seismic data was re-processed, in addition to field visits and geochemical, biostratography and sedimentology studies. Currently, a seismic interpretation study is being conducted and a gravimetry and magnetometry model is being built.

YPF is currently reviewing its international position to align with its new strategy.

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

Information on net proved reserves as of December 31, 2012, 2011 and 2010 was calculated in accordance with the SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated considering the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2012, 2011 and 2010, respectively, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as in effect as of each of the corresponding years (until 2011 for the year ended December 31, 2010, in accordance with Law No. 26,217, and until 2016 for the years ended December 31, 2011 and 2012, in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2012, 2011 and 2010, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

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

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2012, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2012

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2012.

Proved Developed Reserves	Oil(1) (mmbbl)	Natural Gas (bcf)	Total(2) (mmboe)
Consolidated Entities
South America
Argentina	453	1,807	775
North America
United States	*	3	1
Total Consolidated Entities (6)	453	1,810	776
Equity-Accounted Entities
South America
Argentina	1	36	8
North America
United States
Total Equity-Accounted Entities	1	36	8
Total Proved Developed Reserves (7)	454	1,846	784

Proved Undeveloped Reserves	Oil(1) (mmbbl)	Natural Gas (bcf)	Total(2) (mmboe)
Consolidated Entities
South America
Argentina	136	376	203
North America
United States	*	*	*
Total Consolidated Entities (8)	136	376	203
Equity-Accounted Entities
South America
Argentina	—	—	—
North America
United States	—	—	—
Total Equity-Accounted Entities	—	—	—
Total Proved Undeveloped Reserves (9)	136	376	203

Total Proved Reserves(2)(3)	Oil(1) (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated Entities
Developed Reserves	453	1,810	776
Undeveloped Reserves	136	376	203
Total Consolidated Entities (4)	589	2,186	979
Equity-accounted entities
Developed Reserves	1	36	8
Undeveloped Reserves
Total Equity-Accounted Entities	1	36	8
Total Proved Reserves (5)	590	2,222	987

*	Not material (less than 1)
(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Proved oil reserves of consolidated entities include an estimated approximately 85 mmbbl of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved reserves of natural gas of consolidated entities include an estimated approximately 252 bcf of natural gas in respect of such payments. Equity-accounted entities’ reserves in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	Includes natural gas liquids of 69, 73 and 76 as of December 31 2012, 2011 and 2010 for Consolidated Entities.
(5)	Includes natural gas liquids of 70, 74 and 76 as of December 31 2012,2011 and 2010 for Consolidated and Equity-accounted Entities.

(6)	Includes natural gas liquids of 56, 58 and 60 as of December 31 2012, 2011 and 2010 for Consolidated Entities.
(7)	Includes natural gas liquids of 57, 59 and 61 as of December 31 2012, 2011 and 2010 for Consolidated and Equity-accounted Entities.
(8)	Includes natural gas liquids of 13, 14 and 15 as of December 31 2012, 2011 and 2010 for Consolidated Entities.
(9)	Includes natural gas liquids of 13, 14 and 15 as of December 31 2012, 2011 and 2010 for Consolidated and Equity-accounted Entities.

Changes in our proved undeveloped reserves during 2012

YPF had estimated a volume of net proved undeveloped reserves of 203 mmboe at December 31, 2012, which represented approximately 21% of the 979 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 254 mmboe at December 31, 2011 (approximately 25% of the 1,005 mmboe total reported proved reserves as of such date).

The 20% total reduction in net proved undeveloped reserves in 2012 is mainly attributable to:

–	Successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 43 mmboe to proved developed reserves.

–	Negotiation of the extension of exploitation concessions in the provinces of Santa Cruz, Salta and Tierra del Fuego (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government Exploration and Production) that resulted in a 30 mmboe addition of proved undeveloped reserves, mainly from scheduled proved undeveloped projects.

–	Downward revision of approximately 24 mmboe of non conventional reserves (See “Note 14. Supplemental Information on Oil and Gas Producing Activities (Unaudited)-Changes in our estimated proved reserves during 2012” to the Audited Consolidated Financial Statements.”)

YPF’s total capital expenditure to advance the development of reserves was approximately U.S.$ 1,738 million during 2012, of which U.S.$ 391 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2012 we estimate our proved undeveloped reserves related to gas wells and to primary and secondary oil recovery projects, which account for approximately 81% of our proved undeveloped reserves, will be developed within five years from their initial booking date.

Low pressure gas compression projects in Loma La Lata, which account for the remaining approximately 19% of our proved undeveloped reserves as of December 31, 2012, continue their scheduled development. We estimate that the first stage of these projects will be developed within five years from their initial booking. We estimate that the last compression stage, which accounts for approximately 9% of our proved undeveloped reserves as of December 31, 2012 (representing approximately 2% of our proved reserves as of such date), will be developed within approximately 7 years from its booking date according to expected compression needs based on current (and consequently expected) reservoir behavior.

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

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF. This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Control Direction (RCD) is separate and independent from the Exploration and Production segment. RCD’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RCD are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the Financial Accounting Standards Board (FASB), and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RCD is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil,, and natural gas. In addition, the RCD is also responsible for providing training to personnel involved in the reserves estimation and reporting process within YPF. The RCD is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RCD staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RCD are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Control Director, head of the RCD, who is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. The current director has over 16 years of experience in geology and geophysics, reserves estimates, project development, finance and general accounting regulation. Over the past six years, he has been Regional Director responsible for the operation and development of YPF’s operated fields at Cuyana and North of Neuquina Basins, in western Argentina. He holds a degree in geology from Universidad Nacional de Tucumán, and postgraduate courses at IAE Universidad Austral. Consistent with our internal control system requirements, the Reserves Control Director’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RCD of changes in proved reserves submitted by the Exploration and Production business unit and associated with properties where technical, operational or commercial issues have arisen.

(d)	The Quality Reserve Coordinator (QRC), who is a professional assigned at each Exploration and Production business unit of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 10 years of practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimate and evaluation of reserves information, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our Internal Audit Team, which examines the effectiveness of YPF’s financial controls, designed to ensure the reliability of reporting and safeguarding of all the assets and examining YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three year cycle, and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to third party reserves audit, YPF’s proved reserves figures have to be within 7% or 10 mmboe of the third party reserves audit figures for YPF to declare that the volumes have been ratified by a third party reserves audit. In the event that the difference is greater than the tolerance, YPF will reestimate its proved reserves to achieve this tolerance level or should disclose the third party figures.

In 2012, Gaffney, Cline & Associates audited areas operated by YPF in the Neuquina, Golfo San Jorge and Cuyana basins. These audits were performed as of September 30, 2012, with the exception of Loma la Lata Field which was audited as of December 31, 2012. Audited fields as of September 30, 2012 contain in aggregate, according to our estimates, 118.9 mmboe proved reserves (29.6 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 12.7% of our proved reserves and 14.6% of our proved undeveloped reserves as of September 30, 2012. In addition, Loma la Lata Field which was audited as of December 31, 2012, contains in aggregate, according to our estimates, 208.8 mmboe proved reserves (60.4 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 21.3% of our proved reserves and 29.7% of our proved undeveloped reserves as of December 31, 2012. A copy of the related reserves audit reports are filed as Exhibits to this annual report.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a third-party certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2012. Estimates of our proved oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources different to proved reserves that are not included in this annual report, which contains estimates of proved reserves consistent with the SEC’s guidance; and (iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

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

Oil production(1)(2)	2012	2011	2010
	(mbbl/d)
Consolidated Entities
South America
Argentina	274	272	291
North America
United States	1	1	2

Total Consolidated Entities	275	273	293
Equity-Accounted Entities
South America
Argentina	1	1	1

Total Equity-Accounted Entities	1	1	1

Total Oil Production(3)	276	274	294

Natural gas production(2)	2012	2011	2010
	(mmcf/d)
Consolidated Entities
South America
Argentina	1,001	1,049	1,170
North America
United States	2	3	2

Total Consolidated Entities	1,003	1,052	1,172
Equity-Accounted Entities
South America
Argentina	26	38	39

Total Equity-Accounted Entities	26	38	39

Total Natural Gas Production(4)(5)	1,029	1,090	1,211

Oil equivalent production(2)(6)	2012	2011	2010
	(mboe/d)
Consolidated Entities
Oil	275	273	293
Natural gas	179	187	209
Equity-Accounted Entities
Oil	1	*	1
Natural gas	5	7	7

Total Oil Equivalent Production	459	467	510

*	Not material (less than 1)
(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Loma La Lata field in Argentina contains over 21% of our total proved reserves expressed on an oil equivalent barrel basis. Oil production in this field was 15, 15 and 16 mbbl for the years ended December 31, 2012, 2011 and 2010 respectively. Natural gas production as sold basis in the Loma La Lata field was 153, 177 and 194 bcf for the years ended December 31, 2012, 2011 and 2010 respectively.
(3)	Oil production for the years 2012, 2011 and 2010 includes an estimated approximately 13, 12 and 13 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities’ production of crude oil, condensate and natural gas liquids in respect of royalty payment which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Natural gas production for the years 2012, 2011 and 2010 includes an estimated approximately 48, 48 and 50 bcf, respectively, of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(5)	Does not include volumes consumed or flared in operation and inventory changes (whereas sale volumes shown in the reserves table included in “Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves” include such amounts).
(6)	Volumes of natural gas been converted to an oil equivalent basis at 5.615 mcf per barrel.

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

The following table sets forth the average production costs and average sales price by geographic area for 2012, and 2011:

Production costs and sales price	Total	Argentina	United States
	(Ps./boe)
Year ended December 31, 2012
Lifting costs	66.22	65.89	65.09
Local taxes and similar payments(1)	3.24	3.26	—
Transportation and other costs	19.50	19.51	17.54

Average production costs	88.97	88.66	82.63

Average oil sales price	288.71	317.11	466.75
Average natural gas sales price	54.78	60.33	92.12
Year ended December 31, 2011
Lifting costs	48.24	48.24	48.93
Local taxes and similar payments(1)	2.03	2.04	—
Transportation and other costs	15.25	15.23	18.07

Average production costs	65.52	65.51	67

Average oil sales price	245.86	244.69	412.19
Average natural gas sales price	55.24	55.21	111.74

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps.25.10 per boe and Ps.19.50 per boe per boe for the years ended December 31, 2012 and 2011, respectively.

Drilling and other exploratory and development activities

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina(1)	For the Year Ended December 31,
	2012	2011	2010
Gross wells drilled(1)
Exploratory
Productive	33	18	6
Oil	27	17	5
Gas	6	1	1
Dry	5	4	8

Total	38	22	14

Development
Productive	468	553	709
Oil	455	529	680
Gas	13	24	29
Dry	2	8	8

Total	470	561	717

Net wells drilled(2)
Exploratory
Productive	24	15	6
Oil	21	14	5
Gas	3	1	1
Dry	4	2	6

Total	28	17	12

Development
Productive	441	494	616
Oil	430	485	601
Gas	11	9	15
Dry	1	8	7

Total	442	502	623

(1)	“Gross” wells include all wells in which we have an interest . In addition to wells drilled in Argentina, we participated in the drilling of the following “gross” wells in North America: one dry exploratory well in 2009, one exploratory well which was abandoned due to technical reasons in 2011, and nine development wells during the last four years, seven of which were productive. In 2012 in the offshore wells, we had done a side-track of a development well not in production for technical reasons and successful workover to a development well.
(2)	“Net” wells equals gross wells after deducting third party interests. In addition to wells drilled in Argentina, “net” wells drilled in North America round to one well.

Drilling and other activities in Argentina

Our project portfolio includes more than 1,400 projects to develop proved, probable and possible reserves, in addition to exploration and development resources, all focused mainly on crude oil, natural gas, and the evaluation and development of unconventional resources in the Neuquina basin. The projects selection to be executed and their distribution in time are periodically defined by a portfolio optimization process in accordance with strategic guidelines established by the Company. On May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law” and “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

We are fully dedicated to identifying new opportunities in both infill potential and improved sweep efficiency in our mature fields. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams. Furthermore, a strong emphasis is being placed on surveillance and conformance activities to improve current mature water injection projects. Tertiary recovery is being pursued with polymer and surfactant flooding in mature reservoirs in both the Golfo San Jorge and Neuquén basins.

Continuous comprehensive technical reviews of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new fields developments in Argentine basins in order to achieve similar recovery factors that mature fields in other regions of the world have already reached with the application of new technologies. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

During 2012, our main exploratory and development activities in Argentina have had the following principal focuses:

a) Operated areas:

During 2012 our main exploratory activities in Argentina have had the following principal focuses:

– Offshore:

•

Shallow waters. The evaluation of block E2 continues (currently operated by ENAP Sipetrol, with a working interest of 33%, and in which YPF and Energía Argentina S.A. (“ENARSA”) each also hold a 33% working interest), in search of new exploration opportunities. The Company, along with the partners, is currently conducting the regional studies necessary to support new exploration opportunities. Also, YPF is evaluating the remaining area of the Austral Basin, which is currently unallocated by the Government, in order to prepare for its participation in future bids.

•	Deep Waters. YPF is currently participating in three blocks:

–	CAA46. YPF has a working interest of 100% in this block. The potential of the remaining leads is under review.

–	E-1. YPF holds a 35% working interest in this Colorado basin block (Argentina), where ENARSA holds a 35% interest, Petrobras a 25% interest, and Petrouruguay a 5% interest. Geological and geophysical studies to determine the probable location of the exploratory well have finalized.

–	E3. YPF holds a 30% working interest in this Colorado basin block. ENARSA holds a 35% interest and Petrobras Argentina holds a 35% interest as well. During 2011, geological and geophysical studies were carried out in order to define where the seismic data needed to be registered. The 2D seismic registration was delayed and is expected to be conducted in 2013.

– Onshore:

•	Unconventional oil and gas:

We continued with the regional Exploration of the Vaca Muerta formation, oriented towards the characterization of productivity along the Shale Oil strip in different areas of the basin. Also, the exploration of the shale gas area began, both for wet gas and dry gas.

(i) Shale oil:

Neuquina Basin.

Regarding exploration in the Shale Oil strip area, positive results were obtained in the previously reported wells: MMo.x-1 (Mata Mora block) and Lam.x-2 (Loma Amarilla), Corr.x-1 (Corralera), Lindero Atravesado x-137 and 138 (operated by PAE)., The La Caverna x-2 remained productive in the Quintuco formation. These results, together with the positive result of NG-132 well, confirmed the productivity of the Vaca Muerta play both on its eastern and northern borders, in distant points, as a first regional definition of the play’s extension.

After this first regional definition, the exploration continued along the shale oil strip, in an attempt to define intermediate control points of productivity, all while complying with the contractual commitments of the exploratory JOAs of the 2nd and 3rd rounds in the province of Neuquén. This new campaign implied the drilling of the wells in Bajo del Toro x-3, Aguada SR x-1001 (operated by Total) and Loma Amarilla x-3. All the activity conducted in the Vaca Muerta play up until that moment was located inside the province of Neuquén. Additionally, YPF made the first play discoveries during this first stage in the province of Mendoza, in the Malal del Medio—94 and Fija x-1 wells, in the shale oil strip.

As of March 2013 , as a continuation of this exploration stage within the shale oil strip, the La Amarga Chica x-4 and La Caverna x-4 well obtained positive results. The following wells are currently under production test: Meseta Buena Esperanza x-2002 (operated by Apache) and La Caverna e-6. Pampa de Las Yeguas x-1 (operated by Total in Pampa de Las Yeguas II block) is being drilled.

San Jorge Gulf Basin.

The 3 wells drilled during 2011 and 2012 (ECh.xp-159, LP.xp-2529, LC.xp-818), with D-129 formation as the objective, became productive in the shale oil area, configurating the first exploratory stage in the play. This allowed a visualization of potential resources.

The plan for 2013 is to continue exploring the play, in the northern section of the basin, as well as to initiate exploration of the new Neocomian play in the most western area of the basin.

(ii) Shale gas:

Neuquina Basin.

Within the framework of the exploratory plan for the shale gas area, the El Orejano x-2 well showed great productivity of gas in the central area of the basin. Following this, the Loma del Molle x-1 and Cerro Las Minas x-1 wells were drilled in the northern area of the basin, and Aguada Pichana x-1001 (operated by Total) and Aguada de Castro x-1 (operated by Total) in the central part of the basin. All these activities had positive results.

As of March 2013, the Cerro Arena x-5 well was under completion and Las Tacanas x-1 was in production test. Pampa de las Yeguas I (operated by YPF) was being drilled.

•	Conventional oil and gas:

(i) Productive basins

Chachahuén Block:

The evaluation of this exploratory block’s potential is ongoing. In 2012, 10 wells were drilled, nine with the objective of the Rayoso Formation and the remaining with the objective of the Miembro Superior of the Centenario Formation. We had eight oil and one gas with positive result, and one with negative result (Ch SE x-1 well, Miembro Superior of the Centenario Formation).

The exploratory campaign conducted has shown the continuity of the Rayoso Formation reservoirs. Based on the obtained results, The Chachahuen Sur Exploration Lot was defined, and presented in 2012 before the authorities of the Province of Mendoza, and is still in the approval process.

Cerro Hamaca Block:

The drilling of the CHNo x-1 well confirmed the continuity of the mineralization of the Rayoso Formation, with a positive result and initial outflow of 120 bbl/d.

Reserves were certified in Cerro Hamaca by external audit. These reserves are related to the continuation of mineralization identified for South Chachahuén structure (eastern sector) in block Chachahuén.

Vizcacheras Block:

After the discovery of the ViO x-2 well, the works continued with the plan of definition, drilling three test wells (ViO e-3, ViO e-4 and ViO e-5 / ViO e-5 st). Two of these resulted positive (e-3 and e-4) with initial outflows of between 75 and 460 bbl/d.

Within the framework of the evaluation plan for the Papagayos Play, the Vi x-1130 was drilled, southwest of the recent discovery, which confirmed the development of the unit but with bad reservoir conditions, making the result negative.

Rio Barrancas Block: The evaluation of potential for the Puesto Chacaico x-1 well finalized, after the termination and testing of the Agio Superior, Troncoso Inferior and La Tosca units, all of them resulting in high saturation of formation water.

Non-operated Blocks (Pluspetrol/Petroandina): In the Apon Evaluation Lot (formerly called La Banda), the Apon e-1001 well was drilled, with Formación Rayoso as objective, with a negative result. In the CNQ7/A block, the Puesto Pinto Este e-1001 well, with the Miembro Inferior of the Centenario Formation as objective, had a positive result, with an initial outflow of about 12 bbl/d.

Liásico Inferior. The geological and structural models are still under review in order to define exploratory opportunities.

(ii) Bordering areas:

Los Tordillos Oeste Block: Starting with the analysis of the 3D seismic data obtained over the last quarter of 2010, the location of two exploratory wells was established in the Los Tordillos Oeste block, (located in the province of Mendoza), in association with Sinopec Argentina (formerly Occidental Exploration and Production Inc.), each one with a 50% share. During the month of September, 2011, the environmental studies were presented for both projects. The Enforcement Authority established October 24, 2012 as the date for the Public Hearing in the town of La Paz, (province of Mendoza). After attending this hearing, YPF awaits the environmental resolution that will authorize the drilling of both wells.

CGSJV/A and Gan Gan blocks. In association with Wintershall, who holds a 25% share, YPF operates the CGSJV/A and Gan Gan blocks, located in the Cañadón Asfalto formation (province of Chubut). Regarding the CGSJV/A block, the commitment for the second period was achieved, re-processing all the existing 2D seismic information. During the last quarter of 2011, and with the purpose of studying the Cañadón Asfalto formation, the Las Coloradas es-1 well was drilled inside the Gan Gan block. However, no crude oil was identified in the drilling conducted in the Cañadón Asfalto formation, for which the well was abandoned. This result allows an evaluation of all the southern sector of the block.

Bolsón del Oeste block: Over the last quarter of 2011, inside the Bolsón del Oeste block (province of La Rioja), entirely operated by YPF, 310 km of 2D seismic data was collected with the purpose of further exploring the sub-soil. Based on the information, and together with geological surveying campaigns on surface, magnetotelluric logs and surface geochemistry, the coordinates were located for the Guandacol es-1 well, which started to be drilled on December 2012. With a depth of 3,700 meters, it intends to study the sediment column from the Tertiary and Paleozoic ages, which would be the landfill for the northern sector of the Bolsón del Bermejo.

In the Bolsón del Oeste block, the second exploratory period expired on November 14, 2012. A request was presented before the provincial authorities to extend the permit for six months in order to finalize and evaluate the drilling of the Guandacol es-1 well (commitment of the second period). The information provided by the study of the well will decide whether or not to proceed to the third exploratory period.

Plan Exploratorio Argentina (Argentina Exploratory Plan)

The main goal of the Argentina Exploratory Plan was to have a regional overview of all the exploratory opportunities available in the territories of the twelve participating provinces. On August 23, 2012, the president of YPF presented the promised technical report before the authorities of the provinces of Entre Ríos, Formosa, Chaco, Córdoba, San Juan, Buenos Aires, Santa Cruz, Santa Fe, La Rioja, Tucumán, Salta and Misiones. In most of them there were areas with remaining exploratory potential, for which there are ongoing negotiations with each one of the provinces in order to gain access to these opportunities.

During 2012 our main development activities in Argentina have had the following principal focuses:

Neuquén—Río Negro

During 2012, integrated development of Aguada Toledo-Sierra Barrosa was enhanced by drilling 25 new wells, workovers in existing wells, conversions to injector wells and revamping of facilities to increase levels of water injection, doubling oil production in the area.

Additionally, in the same block, tight gas development, that had been initiated in the last quarter of 2011 has continued during 2012 in partnership with Potasio Río Colorado S.A. (“PRC”, a company owned by Vale S.A.) In order to comply with the contract signed with PRC, 7 successful wells were finished (Area 5). During 2013, YPF plans to make new wells at its sole risk. In 2014 PRC must communicate if they will continue with the observed investments or not.

Also, in order to expand opportunities for development of Lajas formation (tight gas), during December 2012 the delineation of other areas of the block Loma La Lata – Sierra Barrosa began.

During 2012, within the plan of maximizing oil and gas production, the implementation of various development projects and delineation in mature fields were performed. On this path we began drilling and delineation projects in the oldest deposits of the basin, Octogono (oil) and Puesto Cortadera (gas) achieving their revitalization. On the other hand, we started projects in gas delineation within the Aguada Toledo and Sierra Barrosa areas, as implemented in El Cordón and El Triangulo.

In the Loma La Lata area we continued during 2012 with the operation of the largest gas field owned by YPF, advancing in the adequacy of facilities in low pressure and implementation of wellhead compression. Within the multi-year development in fill project, the drilling and comissioning of a horizontal well production was carried out. At the end of 2012 the execution of formation Lotena’s development project began, performing a repair and will continue with the drilling program during 2013.

Finally, as a milestone in unconventional gas development, work began in order to connect the EOr.x-2 well, which will produce gas from the new block El Orejano in the Neuquina basin.

During 2012, YPF continued with the Centenario area delineation, in Volcan Auca Mahuida field, located in the Neuquén province. Three new wells were completed during 2012, VAM.a-47, VAM-52 and VAM-57, with oil production rates that exceeded the average of 25 bpd/well of the country. By 2013, the drilling of six new wells and repair of six existing wells is planned. This is a protected natural area, with a strict permanent monitoring of the oil operation.

The optimization of existing projects is a business target. The increase in the number of active rigs (drilling, workover, and pulling) and the improvement of facilities are being made in Chihuido de la Sierra Negra, Señal Picada and El Medanito.

During 2012 activities related to EOR (Enhanced Oil Recovery) projects continued in Chihuido de la Sierra Negra. Testing was made by Texas University and an in-house 3D numeric model was developed. A well chemical trace test (SWCTT) is scheduled to be performed during 2013.

The actual recovery factor in Chihuido de la Sierra Negra is approximatelly 35%. This field has had water injection since 1993.

Mendoza Norte:

In Vizcachera field, the drilling project in the Pinch Out of Papagallos formation continued with 15 development and advanced wells, extending activity both west of the main field as in overlain Barrancas formation. Meanwhile, in Barrancas field, seven wells were drilled and six were repaired targeting the Barrancas CRI formation. In addition 8 workovers were made in Estructura Cruz de Piedra field with objetive in Potrerillos formation. In La Ventana field the physical activity was focused on the repairing and reactivation of existing wells.

In Llancanelo field, located in Malargüe Norte, the update of static and dynamic models continued during 2012 with new information obtained from delineation activity, and cold production tests were carried out by drilling two new wells with focus in the two main reservoirs (Mbo. Green and Olive). Meanwhile, in the Loma de la Mina field, three new wells were drilled, one of them investigating a new block to the West. Furthermore, in the Malargüe Sur asset five new wells were drilled on the western flank, with focus in Cerro Fortunoso reservoir, and two new wells in Valle del Rio Grande with the objective in Vaca Muerta formation in the field of Malal del Medio.

Mendoza Sur:

In Desfiladero Bayo field, 7 infill new wells were drilled, in order to continue with the field’s adequacy to injectivity level required by the field development planification.

Finally, in El Portón field 3 new wells were drilled for the reservoir area Chihuido de la Salina Sur during 2012. Additionally, workover activities were made adding 2 repairs in Filo Morado field.

Chubut

The Manantiales Behr integral projects involves El Alba, La Carolina, Grimbeek and Sur Manantiales projects, with 890 oil wells and 6 dry gas wells in activity. During 2012, 98 wells were drilled, distributed in 4 projects. Accompanying the development of these assets, an important investment was made in commissioning and expanding the plant Myburg V, with the aim to enhance oil recovery. Within the reservoir area, the project that has the greatest potential for primary development is La Carolina. Regarding improved recovery activity, the polymers injection pilot project named Grimbeek II is currently in the filling stage of water injection, prior to the start of polymer injection. The future development of the area is strongly related to the use of enhanced oil recovery methods.

Santa Cruz

During 2012 in Santa Cruz 19 integral development projects across four development areas were implemented (Las Heras, El Guadal, Los Perales and Cañadon Seco), comprising a total portfolio of 58 projects. The principal integral projects include Cañadón Escondida, Cerro Grande, Maurek, Seco León y Los Perales, where 140 wells have been drilled in connection with these projects, which, including associated facilities. The main objective of these integral projects is the comprehensive development of such areas through the construction of new wells, implementation of new enhanced oil recovery projects and the provision of development support through the appropriate surface facilities. During 2013 the company will continue with these projects and will increase its secondary recovery projects portfolio.

In November 2012, YPF entered into a agreement with the province of Santa Cruz, which was ratified by a provincial law, to extend for an additional 25-year term the exploitation concession terms of the following : Cerro Piedra-Cerro Guadal Norte, Cañadón de la Escondida-Las Heras, Cañadón León-Meseta Espinosa, Los Monos, Pico Truncado-El Cordón, Los Perales-Las Mesetas, El Guadal-Lomas del Cuy, Cañadón Vasco, Cañadón Yatel, Magallanes (portion located in Santa Cruz) and Barranca Yankowsky, which were originally set to expire in 2017. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Extension of Exploitation Concessions in the province of Santa Cruz.”

b) Non operated areas:

In October 2012, YPF entered into a agreement with the province of Salta, which was ratified by Resolution No.35/12 in October 2012 and Decree No. 3694/12 in December 2012, to extend for a additional 10-year term the original exploitation concession terms of the following areas: Sierras de Aguaragüe, Campo Durán-Madrejones, La Bolsa and Río Pescado, which were originally set to expire in 2017. The agreement was signed between YPF, Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma S.A.A.I. and the Province of Salta. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Extension of Exploitation Concessions in the province of Salta”

In block CNQ 7A, operated by Petro Andina Resources Argentina SA (in which we have a 50% working interest), development of the Jagüel Casa de Piedra, Cerro Huanul Sur and el Corcobo Norte fields has continued during 2012, drilling 40 wells (producers and injectors). A polymer injection pilot project was completed by February 2013. The exploration well PPE.e-1001 (Puesto Pinto Este) was drilled to target the Centenario formation, and had a positive result with an initial outflow of about 12 bbl/d.

In blocks Aguada Pichana (in which we have 27.27% working interest) and San Roque (in which we have 37.11% working interest), both operated by Total Austral SA, 4 conventional gas wells (LC-24, 26, 28, LCarO.x-1) were completed and improvements in production facilities were added, all of them related to conventional gas development and production. As of the date of this annual report wells LC-24, 26, 28 are all in production, and well LCarO.x-1 is inactive.

Regarding shale exploration, two wells were drilled: SR.xp-1001 and SR.xp-1010 As of the date of this annual report, the SR.xp-1010 well is complete, and the SR.xp-1001 and AP.xp-1001 are in production.

In January 2012 Magallanes area, operated by Enap Sipetrol, was fully incorporated into production after finalizing all tasks related to the burning in AM-2 platform. In November 2012 the concession was extended with the province of Santa Cruz.

In addition, the Company has negotiated with the Executive office of the province of Tierra del Fuego the terms in order to extend their concessions in such province. As of the date of issuance of this annual report, the Negotiation Commission from Tierra del Fuego province is analyzing the negotiated conditions. The final agreement will be subsequently submitted to the final approval of the provincial Executive office and the consideration from the Legislature from Tierra del Fuego province.

Activities in rest of the world

For information regarding our exploration and development activities in the United States, Guyana, Uruguay, Colombia, Peru, Paraguay and Chile, see “—Principal properties—International properties”.

Additional information on our present activities

The following table shows the number of wells in the process of being drilled as of December 31, 2012.

Number of wells in the process of being drilled	As of December 31, 2012
	Gross	Net
Argentina	69	67.5
Rest of South America	—	—
North America	0	0

Total	69	67.5

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2012, we were not contractually committed to deliver any barrel of crude oil in the future.

As of December 31, 2012, we were contractually committed to deliver 33,160 mmcm (or 1,171 bcf) of natural gas in the future, without considering export interruptible supply contracts, of which approximately 17,164, mmcm (or 606 bcf) will have to be delivered in the period from 2013 through 2015. According to our estimates as of December 31, 2012, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Charges to income totaling Ps.212 million, Ps.88 million and Ps.411 million have been recorded in 2012, 2011 and 2010, respectively, in connection with our contractual commitments in the natural gas export market.

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

As a consequence of such agreement, YPF has not entered into any contractual commitment to supply natural gas to distribution companies. The purpose of the Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2012, supply requirements under the Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties. Additionally, on October 4, 2010, the National Gas Regulatory Authority (“ENARGAS”) issued Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing new and more severe priority demand gas restrictions on producers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We have appealed the validity of the aforementioned regulations and have invoked the occurrence of a force majeure event (government action) under our export natural gas purchase and sale agreements, although certain counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings—Argentina-Accrued, probable contingencies—Alleged defaults under natural gas supply contracts”, “Item 8. Financial Information—Legal Proceedings—Argentina—Non-accrued, possible contingencies—Claims related to the gas market and others” and “Item 8. Financial Information—Legal Proceedings—Argentina—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, on May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. After the takeover of the Company by the new shareholders in accordance with the Expropriation Law, on August 30, 2012, we approved and announced the Strategic Plan 2013-2017 establishing the basis of our development for the years to come. Such plan intends to reaffirm our commitment to creating a new model for the Company in Argentina which aligns our objectives, seeking profitable and sustainable growth that generates shareholder value, with those of the country, thereby positioning YPF as an industry-leading company aiming at the reversal of the national energy imbalance and the achievement of hydrocarbon self-sufficiency in the long term.

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) the expectation related to the existence of large volumes of unconventional resources in Argentina according to estimations of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located in, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives will require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth will be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and acquire debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products.

Natural gas supply contracts

The Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. YPF’s principal supply contracts are briefly described below.

We were committed to supply a daily quantity of 125 mmcf/d (or 4 mmcm/d) to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three agreements which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries were interrupted from 2007. In connection with these contracts, the Company has renegotiated them and has agreed to make investments, and export gas to temporarily import certain final products, subject to approval by the relevant government authorities, which have been recently obtained. As of the date of this annual report, the Company is fulfilling the agreed commitments mentioned above. To the extent that the Company is does not comply with such agreements, we could be subject to significant claims, subject to the defenses that the Company might have.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (or 10 mmcf/d) (designed capacity with compression plants)), including:

•	a 15-year contract (signed in 1998) to provide 63 mmcf/d (or 1.78 mmcm/d) to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs);

•	a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d or 0.3 mmcm/d); and

•	a 15-year contract (signed in 2003) to supply 35 mmcf/d (or 1 mmcm/d) to Gas Valpo, a distributor of natural gas in Chile. This contract has been modified, becoming an interruptible supply contract.

We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d (or 2.63 mmcm/d) of natural gas to a Chilean distribution company (Innergy) that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d or 9 mmcm/d) connecting Loma La Lata (Neuquén, Argentina) with Chile.

Finally, we also have natural gas supply contracts with certain thermal power plants in northern Chile (Edelnor, Electroandina, Nopel and Endesa) utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d (or 8.5 mmcm/d) each) connecting Salta, Argentina, to Northern Chile (Región II). The contracts with Edelnor and Electroandina have been modified, becoming interruptible supply contracts.

With respect to Brazil, we entered into a 20-year supply contract in 2000 to provide 99 mmcf/d (or 2.8 mmcm/d) of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguaiana, Brazil (with a capacity of 560 mmcf/d or 15.8 mmcm/d). In May 2009, AESU notified us of the termination of the contract. We are currently in arbitration with AESU. See “Item 8. Financial Information—Legal Proceedings—Argentina-Accrued, probable contingencies—Alleged defaults under natural gas supply contracts” and “Item 8. Financial Information—Legal Proceedings—Argentina—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

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

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV
	(mmcm)	(mmcm)
2010	6,120.4	3,842.2	62.8%
2011	6,120.4	2,785.3	45.5%
2012	6,137.2	2,728.4	44.5%

(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,690 bcf (or 47.8 bcm) in 2012. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 7,987 million as of October 31, 2012. The domestic natural gas market has grown significantly over recent years, driven by the forces of economic growth and relatively low domestic prices prevailing in Argentina. We believe that the natural gas market will continue to grow at similar rates.

In 2012, we sold approximately 43% of our natural gas to local residential distribution companies, approximately 8% to Compressed Natural Gas end users (CNaturalGas), approximately 41% to industrial users (including Mega and Profertil) and power plants, less than 1% in exports to foreign markets (Chile) and 7% was consumed in YPF downstream operations. Sales are affected by increased consumption by residential consumers during winter months (June-August). During 2012, approximately 75% of our natural gas sales were produced in the Neuquina basin. In 2012, our domestic natural gas sales volumes were only 1% higher than those in 2011, See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Mature and green oil and gas assets.”

The Argentine government has taken a number of steps aimed at satisfying domestic natural gas demand, including pricing and export regulations and higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine producers, affecting natural gas production and exports from every producing basin. See “—Delivery commitments—Natural gas supply contracts”. Argentine producers, such as us, complied with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. Resolutions adopted by the Argentine government provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

The Argentine government began suspending natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the Argentine government began issuing injection orders to us under Resolution No. 659. Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. The regulations pursuant to which the Argentine government has restricted natural gas export volumes in most cases do not have an expiration date. We are unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will affect additional volumes of natural gas.

See “—Regulatory Framework and Relationship with the Argentine Government” for additional information on these and other related regulations.

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 68% as of December 31, 2012), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments (executed on June 29, 2006) provides for natural gas imports from Bolivia to Argentina to be managed by ENARSA. In May 2010, we accepted the offer made by ENARSA for the sale to us of a minimum amount of 2.5 mmcm/d (or 88.28 mmcf/d) of natural gas obtained by ENARSA from the Republic of Bolivia through initially May 1, 2011 and then extended through January 1, 2014.

During 2012, quantity and price conditions were renegotiated with ENARSA. According to the new conditions, which are set to expire in January 1st, 2014, ENARSA undertook to sell us a minimum amount of 1.5 mmcm/d (or 52.97 mmcf/d) of natural gas during the winter of 2011, 2012 and 2013 and 1.0 mmcm/d (or 35.31 mmcf/d) of natural gas during the summer of 2011, 2012 and 2013, at two different fixed prices based on the customers to which YPF subsequently sells the natural gas bought under the agreement. The price of natural gas for the year 2013 has been renegotiated with similar criteria. The 2010 contract and its renegotiations also establish an additional quantity of up to 5.5 mmcm/d (or 194.23 mmcf/d).

YPF provides regasification services to ENARSA since May 2008. In 2008, YPF executed a Charter Party Agreement and a Regasification Services Agreement with Excelerate Energy to provide and operate a 138,000 cm (or 487,343 cf) regasification vessel moored at the Bahía Blanca port facilities, which initially allowed for the supply of up to 8 mmcm/d of natural gas and, since the first quarter of 2011, up to 12.5 mmcm/d (or 441.43 mmcf/d). This agreement expired on October 30, 2011. Pursuant to ENARSA’s request, YPF executed a new Charter Party Agreement with Excelerate Energy, which will expire on October 31, 2015. This will allow YPF to provide and operate a 151,000 cm (or 533,252 cf) regasification vessel moored at the Bahía Blanca Port facilities with the capacity to supply up to 17 mmcm/d (or 600 mmcf/d) of natural gas.

Since beginning its operations, the vessel referred to above has converted liquefied natural gas (LNG) into its gaseous state (natural gas) in an approximate amount of 7.83 bcm (or 276.5 bcf), which has been injected into a pipeline which feeds the Argentine national network. Most of this volume was supplied during the peak demand period, i.e., winter. In 2012, natural gas injected into the network amounted to approximately 2.35bcm (or 82.9 bcf).

During 2012, YPF, acting as the operator of the UTE Escobar (a joint venture formed by YPF and ENARSA), finalized the construction of a new LNG Regasification Terminal (“LNG Escobar”), which is located in the km 74.5 of the Paraná River. The LNG Escobar terminal was constructed in nine months and began operations as scheduled. The LNG Escobar terminal has a Floating, storage and regasification unit permanently moored at the new port facilities, for which UTE Escobar has executed agreements with Excelerate Energy to provide and operate a 151,000 cm (or 533,252 cf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 17 mmcm/d (or 600 mmcf/d) of natural gas. Since beginning its operations the total volume injected into the network by this vessel was 3.79 bcm (or 133.84 bcf). In 2012 natural gas injected into the network amounted to approximately 2.20 bcm (or 77.69 bcf).

Natural gas transportation and storage capacity

Natural gas is delivered by us through our own gathering systems to the five trunk lines operated by Transportadora de Gas del Norte S.A and Transportadora de Gas del Sur S.A. from each of the major basins. The capacity of the natural gas transportation pipelines in Argentina is mainly used by distribution companies. A major portion of the available capacity of the transportation pipelines is booked by firm customers, mainly during the winter, leaving capacity available for interruptible customers to varying extents throughout the rest of the year.

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

Other investments and activities

Natural gas liquids

We participated in the development of Mega to increase its ability to separate liquid petroleum products from natural gas. Mega allowed YPF, through the fractionation of gas liquids, to increase production at the Loma La Lata gas field by approximately 5.0 mmcm/d (or 176.5 mmcf/d) in 2001.

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

Mega commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractionation plant is used mainly in the petrochemical operations of PBBPolisur S.A. (“PBB”), owned by Dow Chemical Company, and is also exported by tanker to Petrobras’ facilities in Brazil.

Pursuant to Decree No. 2067/08 and resolutions No. 1982/2011 and 1991/2011 of ENARGAS, since December 1, 2011, Mega is required to pay, on a monthly basis, a fee of Ps.0.405 per cubic meter of natural gas it purchases. This requirement has a significant impact on the operations of Mega and has been challenged by the company. On August 14, 2012, the Argentine Judicial Court issued a first instance ruling in favor of Mega, declaring the unconstitutionality of Decree No. 2067/08 and ENARGAS’ resolutions No. 1982/11 and 1991/11. Such ruling was appealed by both the ENARGAS and the Ministry of Planning and is currently subject to the Federal Administrative Court of Appeals’ decision. If the appeal is not favorably resolved to Mega, this fee could significantly adversely affect Mega’s ability to continue operating. The Audited Consolidated Financial Statements included elsewhere in this annual report do not include any impairment of assets to be accrued if Mega were to cease its activity.

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

In 2012 Central Dock Sud generated 4,041 GWh and Pluspetrol Energy generated 4,706 GWh. The total energy collectively generated by both power plants was 8,747 GWh (7.5% lower than in 2012), which represented 7.0% of Argentina’s electricity generation in 2012. In the case of Central Dock Sud the generation was lower than the previous period due to a programmed major maintenance that takes place every three years, depending on the hours of operation. For this reason the plant was partially out of operation between April and June 2012. Investments in Central Dock Sud during 2012 amounted to Ps. 83.7 million.

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

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in Capital Federal and southern Buenos Aires and one of the main distributors in Argentina. During 2012, Metrogas distributed approximately 20.5 mmcm (or 723.9 mmcf) of natural gas per day to 2.3 million customers in comparison with approximately 20.6 mmcm (or 727.5 mmcf) of natural gas per day distributed to 2.2 million customers in 2011. On November 2012, we exercised our right under the first refusal clause included in the GASA’s shareholders agreement to buy the remaining shares of GASA (54.67%), with the objective to obtain control of Metrogas and consequently make a more efficient company. As a result of this operation and subject to the approval of the corresponding monitoring organisms and payment of the balance, YPF Inversora Energética will own 100% of the share capital and votes of GASA, which controls 70% of Metrogas’ share capital and votes.

GASA’s debt issues. On May 11, 2009, GASA was notified of a bankruptcy petition brought by an alleged GASA creditor, and on May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was approved on June 8, 2009. The period to verify credits ended on October 7, 2009. On February 10, 2010, the court declared all the credits verified except for one presented by one of GASA’s advisors. GASA was given an exclusivity period to negotiate with verified creditors. On March 12, 2010, GASA filed motions for review (“incidentes de revisión”) of credits verified by Coolbrand LLC, Amanda Venture, Latam Energy and Continental Energy. The filing of these motions does not suspend the voluntary reorganization petition.

On August 9, 2010 the judge decided, taking into consideration Metrogas S.A.’s voluntary reorganization petition, to modify and extend the date to present GASA’s proposal to the creditors to March 9, 2012. On February 10, 2012, GASA presented a draft scheme of arrangement addressed to verified unsecured creditors who have been declared admissible. Additionally, GASA requested the judge an extension of the exclusivity period to negotiate with verified creditors, which was resolved favorably. Such period ended on August 16, 2012.

On August 6, 2012, GASA filed with the court an amended debt restructuring proposal. The final proposal includes a debt haircut of 61.4% of the credit claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2015 with an option to extend it one year to December 31, 2016 in case all accrued interest is paid on December 31, 2015, and an interest rate of 8.875%.

On August 22, 2012, the intervening court ratified the GASA reorganization agreement and declared concluded the process under which the company negotiated and proposed a debt restructuring agreement which was approved by the creditors and finally ratified by the court. The court protection proceedings will be finalized once that the court issues a final declaration confirming that the terms of the agreement had been fulfilled.

In the debt restructuring proposal GASA delivered new notes in exchange of their outstanding claims. The proposal, consisted of the issuance of 2 new classes of notes: a Class A for the equivalent of 38,6% of previous notes and a Class B, contingent notes, equivalent to 61.4% of previous notes. The new Class B Notes will become due and payable only if New Class A Notes are accelerated as a result of the occurrence of an event of default on or before December 2015. If a default event does not occur prior to December 2015, the New Class B Notes will be automatically cancelled.

Metrogas’ debt issues. Given the adverse conditions Metrogas is currently undergoing, derived among other factors from the lack of the increase in the distribution tariff, the company decided to file a voluntary reorganization petition (“concurso preventivo”) in June 2010. On the same date, Metrogas was notified of the Resolution No. I-1260 dictated by ENARGAS, which provided for the judicial intervention of the company for a 120-day term. The resolution bases the intervention decision on the filing of a voluntary reorganization petition by Metrogas, and states that the intervention shall control administration and disposition of Metrogas’ activities which may in any manner affect its normal gas distribution. Moreover, it orders the execution of due diligence and the determination of the value of all Metrogas assets. Metrogas appealed such resolution and asked for a preliminary order to cease the effects of the intervention. The request for a preliminary order was rejected on September 8, 2010. Subsequent resolutions of ENARGAS extended the judicial intervention, which is still in effect as of the date of this annual report.

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

On July 2011, Metrogas filed with the court a debt restructuring proposal, which was subsequently amended. The final proposal includes a debt haircut of 46.8% of the credit claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2018 and an interest rate of 8.875%. In June 2012, a noteholders’ meeting was held within the framework of the Article 45 bis of the Bankruptcy Law, where the company’s proposal was unanimously approved, On July 13, 2012, Metrogas informed to the Judge that, given the consents obtained under the reorganization agreement proposal, it considers that Metrogas had obtained the legal majorities established in the Article 45 of the Bankruptcy Law, and therefore, requested that, the judge declared the existence of the reorganization agreement, in conformity with Article 49 from the mentioned law.

On September 6, 2012, the intervening court ratified the Metrogas’s reorganization agreement. It also stipulated the creation of the final creditors’ committee, which will act as controlling agent of the compliance with the reorganization agreement under the terms of articles 59 and 260 of the Bankruptcy Law.

In the debt restructuring proposal Metrogas delivered new notes in exchange of their outstanding claims. The proposal, consisted of the issuance of 2 new classes of notes: a Class A for the equivalent of 53,2% of previous notes and a Class B, contingent notes, equivalent to 46.8% of previous notes. The new Class B Notes will become due and payable only if New Class A Notes are accelerated as a result of the occurrence of an event of default on or before June 2014. If a default event does not occur prior to June 2014, the new Class B Notes will be automatically cancelled.

Metrogas’ tariff issues: In January 2002, pursuant to the Public Emergency Law, the tariffs that Metrogas charges to his customers were converted from their original dollar values to pesos at a rate of Ps. 1.00 to U.S.$ 1.00. Thus the company’s tariffs were frozen since indexation of any kind is not permitted under the Public Emergency Law.

The Public Emergency Law also provides that the Argentine Government should renegotiate public utility services agreements affected by the pesification. In February 2002, the Government issued Executive Order No. 293, which entrusted the Ministry of Economy with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (“CRC”).

On July 3, 2003, by means of Executive Order No. 311/03, the “Unit for the Renegotiation and Analysis of Utility Contracts” (“UNIREN”) was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

The Emergency Law, which was originally schedule to be terminated in December 2003, was consecutively extended up to December 31, 2013. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

Metrogas and the UNIREN signed a temporary agreement in September 2008. In November 2012 the ENARGAS published the resolution No. 2,407/12 that authorizes Metrogas, following the terms of the temporary agreement previously mentioned, to apply a fixed amount in each customer’s bill, differentiating by type of customer according to the terms of the resolution and following the application of the methodology to be determined by the regulating agency. The resolution also states that the revenue charged by the company is to be deposited in a trust, and the funds collected are to be used for infrastructure investments, connection works, repowering, expansion and technology upgrades of the gas distribution system as well as any other cost associated with supply of gas distribution to customers. Metrogas needs to submit for approval of the excecution committee (a regulatory committee created by Resoluton 2407/12), a consolidation and expansion investment plan that expresses both physically and financially the details of such plan, which is to be aligned with the goals set in the trust’s contract between Metrogas and Nación Fideicomisos S.A. (“NAFISA”). As of the date of this annual report, Metrogas’s plan was approved by the excecution committe.

As of both December 31, 2012 and December 31, 2011, YPF had an allowance for the total value of its investment in GASA.

Refining and Marketing

During 2012, our Refining and Marketing activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

The Refining and Marketing segment is organized into the following divisions:

•	Refining and Logistic Division;

•	Refining Division

•	Logistic Division

•	Trading Division

•	Domestic Marketing Division; and

•	LPG General Division.

We market a wide range of refined petroleum products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system. In addition, we export refined products, mainly from the port at La Plata. The refined petroleum products marketed by us include gasoline, diesel fuel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG and asphalts.

Refining division

We wholly own and operate three refineries in Argentina:

•	La Plata refinery, located in the province of Buenos Aires;

•	Luján de Cuyo refinery, located in the province of Mendoza; and

•	Plaza Huincul refinery, located in the province of Neuquén.

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 boe/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2012, our crude oil production, substantially all of which was destined to our refineries, represented approximately 82% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 boe/d refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31,
	2012	2011	2010
	(mmboe)
Throughput crude	105.4	103.8	108.7
Throughput Feedstock	3.0	3.1	3.8
Throughput crude/Feedstock(1)	108.4	107	112.4
Production
Diesel fuel	41.5	43.5	44.1
Motor Gasoline	23.1	22.7	22
Petrochemical naphta	6.9	8.1	9.8
Jet fuel	6.6	6.4	6.9

	For the Year Ended December 31,
	2012	2011	2010
	(thousands of tons)
Base oils	1.3	1.2	1.3
Fuel oil	1,295	991	1,440
Coke	916	897	906
LPG	589	620	586
Asphalt	195	195	205

In 2012 the crude oil processed in our refineries increased, raising the capacity utilization from 89% in 2011 to 90.2% in 2012. This increase was mainly due to the improvements in processes that resulted in an increase in the yields of naphtha and distillates; however production of diesel fuel decreased as a consequence of lower demand. The increase in the production of fuel oil is explained by the processing of heavier crudes in our refineries by a higher demand at electric power plants. A higher utilization of conversion units resulted in a higher volume of coke production during 2012 compared to 2011. Notwithstanding the foregoing, lower market availability of Medanito crude oil and certain union conflicts in third parties logistics facilities each negatively affected the utilization of the La Plata refinery

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 bbl/d. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, two diesel fuel hydrofinishing units, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During 2012, the refinery processed approximately 165 mbbl/d. The capacity utilization rate at the La Plata refinery for 2012 was 87.5%. As mentioned above, capacity utilization was affected by lack of Medanito oil. In 2011, the refinery processed approximately 161 mbbl/d. The capacity utilization rate at the La Plata refinery for 2011 was 85%. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins corresponding to 80.4% of the total crude oil processed. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). As of the date of this annual report, technical evaluations are being carried out with the objective to determine both the date of commissioning of Topping C (the Company is using its best efforts to its implementation within 60 days from the date of the incident) as well as the reduced operational capacity as Coke A will not be recovered. The residual book value is not material. Our preliminary estimate is that processing capacity will be approximately 150 mbbl/d with Coke A not in operation. However, a new Coke A facility is already under construction and is expected to be commissioned by 2015, as explained below. We expect that to compensate for the missing production, we will need to import material additional volumes of fuels to continue to satisfy domestic demand. We may not be able to recover the total cost related to such imports. As of the date of this annual report, the Company is in the process of assessing the detailed financial and operating impacts of the incident and, consequently, the analysis of any actions needed to adapt our business strategy. In addition we are in the process of gathering the necessary information to give effect to the existing insurance coverage.

In June 2012, we started up a new Gasoil Hydrotreater Unit (HTG “B”) and in November 2012 we finished a revamp of the former Gasoil Hydrotreater Unit (HTG “A”), seeking to comply with Resolution 478/09, which requires that diesel fuel that will be sold in large cities be produced with a maximum level of sulphur of 500 parts per million.

The construction of a new coker unit in La Plata refinery has been approved to increase the coking capacity by 30% and to replace an old unit. This will allow higher utilization rates of the refinery. The construction of the coke drums, fractionation columns and furnace have been finished, and the compressor, feed pumps and most important equipments have been bought. The construction of new railways and a dome to store coke have been finished by the end of 2012. Start up is expected by 2015.

The Luján de Cuyo refinery has a nominal capacity of 105,500 boe/d, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units. During 2012, the refinery processed approximately 99,4 mbbl/d. During 2012, the capacity utilization rate was 3,5% lower than in 2011 (mainly as a result of the maintenance overhaul performed at one of our distillation units, Topping III), reaching a rate of 94.2%. During 2011, the refinery processed approximately 103 mbbl/d. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 83,5% of the crude oil processed at the Luján de Cuyo refinery in 2012 (and 89,7% of the crude oil processed in this refinery in 2011) was produced by us. Most of the crude oil purchased from third parties comes from oil fields located in the provinces of Neuquén or Mendoza.

In order to comply with government regulations on sulfur specifications for fuels, the Luján de Cuyo refinery is constructing a naphtha Hydrotreater Unit (HTN II) and upgrading an existing gasoil Hydrotreater Unit (HDS III). The start up of both projects will begin during the first half of 2013.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 boe/d. During 2012, the refinery processed approximately 23.5 mbbl/d. In this period, the capacity utilization rate was 10,5% higher than in 2011, reaching a rate of 94,1%. This increase was mainly due to the maintenance overhaul performed at the distillation unit in September 2011. During 2011, the refinery processed approximately 20.9 mbbl/d. In this period, the capacity utilization rate was 83.6%. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2012, 18,5% of the refinery’s crude supplies were purchased from third parties, while in 2011, such purchases reached 21.7% of the refinery’s crude supplies.

During 1997 and 1998, each of our refineries were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). The Luján de Cuyo and Plaza Huincul refineries were also certified under OHSAS 18001 (security performance) in 1999 and 2009, respectively. The refineries maintain their systems under continuous revision by authorized organizations.

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

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (boe/d)
Puesto Hernández	Luján de Cuyo refinery	100%	528		85,200
Puerto Rosales	La Plata refinery	100%	585		316,000
La Plata refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	(2)	428	(3)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operated the Argentine portion of the pipeline, and a 18% interest in Oleoducto Transandino Chile S.A., which operated the Chilean portion of the pipeline.
(3)	This pipeline ceased operating on December 29, 2005.

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

We hold, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest in the 428-kilometer transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The book value of the assets related to this pipeline was reduced to their recovery value.

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects Brandsen (60,000 cubic meters of storage capacity) to the Axion Energy Argentina S.R.L. (“Axion”, previously ESSO, a former subsidiary of ExxonMobil which was recently acquired by Bridas Corporation) refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own 17 plants for the storage and distribution of refined products and seven LPG plants with an approximate aggregate capacity of 1,620,000 cubic meters. Three of our storage and distribution plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution plants have maritime or river connections. We operate 53 airplane refueling facilities (40 of them are wholly-owned) with a capacity of 25,500 cm, and we also own 28 trucks, 123 manual fuel dispensers and 17 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge

In 2010 and 2011, we completed the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Luján de Cuyo, Monte Cristo, La Matanza, San Lorenzo and Barranqueras, in order to facilitate compliance with the new specifications for gasoline set forth by Law 26,093. YPF is currently blending ethanol in the Luján de Cuyo, Monte Cristo, San Lorenzo and La Matanza storage plants.

In 1998, our logistic activities were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance), and recertified in 2012 under ISO 9001:2008 and ISO 14001:2004. In 2010, logistics activities were also certified under OHSAS 18001 (security performance).

Trading division

Our Trading Division sells refined products and crude oil to international customers and crude oil to domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel fuel, fuel oil, LPG, light naphtha and virgin naphtha.

This Division’s export sales are made principally to Brazil and the rest of South America. Sales to international customers for the years 2012 and 2011 totaled Ps. 3,297 million and Ps. 3,333 million, respectively, 45% and 54% of which, respectively, represented sales of refined products and 55% and 46% and the balance represented sales of marine fuels. On a volume basis, in 2012 and 2011 sales to international customers consisted of 3,3 mmbbl and 4.4 mmbbl of refined products, respectively, and 3.94 mmbbl and 3.68 mmbbl of marine fuels, respectively. Domestic sales of crude oil totaled Ps. 561 million and Ps.524 million or 1.7 mmbbl and 2.1 mmbbl in 2012 and 2011, respectively. Domestic sales of marine fuels totaled Ps. 1,080 million and Ps. 755 million or 1.3 mmbbl and 1.8 mmbbl in 2012 and 2011, respectively. In addition, imports of high and low sulfur diesel fuel have decreased, totaling 5.7 mmbbl in 2012.

Marketing division

Our Marketing Division, markets gasoline, diesel fuel, LPG and other petroleum products throughout the country and countries in the region. We supply all of the fuel market segments: retail, agriculture and industry, including transport. During 2012, we achieved a leading position in the sale of the highest quality naphtha (grade 3) “N-Premium,” reaching a market share, according to our estimates, of 61.3% as of December 31, 2012 (compared with 63.7% in 2011). Our sales volume was 1,119 mcm in 2012 (1.3% higher than in 2011).

With respect to diesel fuel, according to our own estimates, as of December 2012 our market share was 57.9% (59.2% in 2011), with an increase in our share of low sulphur content products. Along with D-Euro (10 ppm), whose sales volume was 706 mcm in 2012, it was released the product D-500 (500 ppm) which reached a volume of 968 mcm, both fuels representing 22.3% of the total diesel fuel sales of the division. The strategy of promoting D-Euro allowed us to allocate a larger portion of our Ultradiesel fuel to the industry, transport and agriculture market segments, adequately supplying the market and minimizing the imports of D-Euro.

With respect to lubricants, we market our products through the three segments of the domestic market: retail, agriculture and industry. Our three manufacturing plants located in the CIE produce YPF’s lubricant, asphalt and paraffin lines of products. Our line of automotive lubricants, including mono-grade, multi-grade and oil, has received approvals and recommendations from leading global automotive manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

Concerning LPG, we are engaged in the wholesale business, which encompasses LPG storage, logistics and commercialization to the domestic and foreign markets. We obtain LPG from our fractioning plants and refineries, as well as from third parties. In addition to butane and propane, we also sell propellants which are used in the manufacturing of aerosols.

With regard to the international market, in addition to the sale of lubricants in Brazil which began at the end of 2010, during 2012 we increased the commercialization in Chile of lubricants and aviation fuels, reaching a volume of 10.6 mcm (+17.3% vs 2011) and 143.6 mcm (+26.2% vs 2011) respectively. Moreover, we currently market lubricants through exclusive distributors in four other countries outside Argentina (Uruguay, Paraguay, Bolivia and Ecuador).

Retail

As of December 31, 2012, the Retail Division’s sales network in Argentina included 1,535 retail service stations (compared to 1,557 at December 31, 2011), of which 97 are directly owned by us, and the remaining 1,438 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”), our wholly-owned subsidiary, operates actively 176 of our retail service stations, 88 of which are directly owned by us, 26 of which are leased to ACA (Automóvil Club Argentino), and 62 of which are leased to independent owners.

With the aim of unifying and strengthening the network’s brand image based on the concepts of modernity and rationality, in 2012, our brand image improvement strategy included enhancements in 40 service stations. According to our latest internal estimates, as of December 31, 2012, we were the main retailer in Argentina, with 33.9% of the country’s gasoline service stations, followed by Shell, Axion, Petrobras and Oil with shares of 14.7%, 10.6%, 6.7% and 6.1%, respectively. During 2012, our market share in diesel fuel and gasoline, marketed in all segments, decresased slightly from 57.6% as of December 31, 2011 to 56.5% as of December 31, 2012, according to our analysis of data provided by the Argentine Secretariat of Energy.

The “Red XXI” program, released in October 1997, has significantly improved operational efficiency in service stations. This program provides us with online performance data for each active station and connects most of our network of service stations. As of December 31, 2012, 1,289 stations were linked to the Red XXI network system.

Our convenience stores, “Full YPF” and “Full Express YPF”, included 376 and 68 point of sales as of December 31, 2012, respectively. Also, fuel sales are complemented by a modern oil change service, provide by our “YPF Boxes”, with 253 points of sales. Additionally, we have a marketing loyalty program called “Serviclub” with more than 500.000 card members.

In order to maintain unified standards, in 2012 a YPF service station operation manual was developed to be implemented all over the network starting in July 2013.

Agriculture

Through the Agriculture Division we sell fertilizers, diesel fuel, lubricants, agrochemicals, and ensiling bags (“silobolsa”), among other products, directly or through a network of 118 wholesaler bases (9 owned by YPF), offering a comprehensive portfolio to the agriculture producer and delivering products to the consumption site. We accept as payment different types of grains, especially soybean, some of which are processed by third party companies to obtain meal and oil that we then sell mainly to the external market. During 2012, with the activity affected by serious drought during summer and abundant rains in the last quarter, we received approximately 865,000 tons of grains (oilseed and cereal), primarily soy, and expect that payment in kind will increase in coming years. In addition, part of the oil resulting from the processing of soybean is used for the production of FAME, a product which is used by us for the production of commercial grade diesel fuel, according to local regulations.

Industry

Our Industry Division supplies the entire domestic industry and transportation of passangers and cargo (ground and air), a broad portfolio of product and services tailor-made according to the needs of our customers. This portfolio includes products such as fuel (diesel fuel, gasoline, fuel oil, Jet A-1), lubricants, coal, asphalts, paraffins and derivatives (sulfur, CO2, decanted oil, aromatic extract) and services such as “YPF Road Card” (fleet management service for the transportation sector), “Expert Service” (certified quality and quantity of bulk lubricants), “Service & Quality” (technical pre and post sales services, training and quality product control) and “Supply solution at customer facilities” (plant operation services and associated logistics).

Our vision as a strategic partner to the industry is to integrate its value chain by promoting energy solutions. In line with this, we have begun to develop a commercial network to meet the needs of road freight transport, energy and lubricants supply contracts to Mining companies, and energy supply projects in industrial clusters.

Hight quality performance in delivering services to industries through this distribution network was also reached as a result of the implementation of the Management Model developed for Agriculture and Industry, as previously mentioned.

Lubricants and Specialties

During 2012, our lubricants sales increased by approximately 1.7% compared to 2011. Sales to domestic markets increased by 0.2%, while sales to export markets increased by 6.8% from 35.3 mcm as of December 31,2011 to 37.7 mcm as of 2012. On the contrary, aspahlts and paraffins decreased by 6.4% and 7.7% respectively, compared to 2011.

We export to two main groups. First, to affiliates (Brazil and Chile), where sales volume decreased by 3% compared to the previous year in Brazil, and increased by 15% in Chile. On the other hand, we export to our own distributor network located in Bolivia, Uruguay, Paraguay and Ecuador, in which sales volume increased by 14% compared to 2011.

Our lubricants and specialties unit has followed a strategy of differentiation allowing it to achieve and maintain the leading position in the Argentinean market. Our market share as of December 31, 2012 was approximately 41.9%, compared to 39.7% as of December 31, 2011, according to our analysis of data provided by the Argentine Secretariat of Energy. As indicated above, our line of automotive lubricants has received approvals and recommendations from leading global automotive manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

With respect to lubricants, the performance of the high-end light and heavy products represented by “Elaion” and “Extravida” respectively was positive in 2012 compared with the previous year, having experienced an increase in volumes sold of 4.6% (with 40.8 mcm in 2012 compared to 39.02 mcm in 2011).

During 2012, we have extended the Elaion brand to the products of the Motorcycle and Boating segment. The Moto Elaion line started to be commercialized across the entire distribuitors network (specialized and lubricants distribuitors), and had its launch event in December 2012 in conjunction with the Rally Moto Elaion YPF racing team which participated in the Dakar 2013 competition.

Lubricants and Specialties Division has certified management systems since 1995. Currently holds the follow certifications ISO 9001:2008, ISO 14001;2004, OSHAS 18001:2007 ISO/TS 16949-Third edition.

LPG

Through our LPG division we sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market.

We are the largest LPG producer in Argentina with sales in 2012 reaching approximately 566 mtn (compared with 637 mtn in 2011), of which approximately 472 mtn (476 mtn in 2011) were sold in the domestic market. Our principal clients in the domestic market are companies that sell LPG in bottled or in bulk packing to end-consumers and the networks that distribute LPG to households in some regions. Additionally, exports in 2012 reached approximately 94 mtn (161 mtn in 2011), the main destinations being Chile, Paraguay and Bolivia. The transport of LPG to overseas customers is carried out by truck, pipeline and barges.

Total sales of LPG (excluding LPG used as petrochemical feedstock) were Ps.1,015 million and Ps.1,222 million in 2012 and 2011, respectively.

The LPG division obtains LPG from natural gas processing plants and from our refineries and petrochemical plant. We produced 494 mtn of LPG in 2012 (not including LPG destined for petrochemical usage). We also purchased LPG from third parties as detailed in the following table:

Purchase (tons) 2012
LPG from Natural Gas Processing Plants:(1)
General Cerri	21,925
El Portón	103,095
San Sebastián	17,032

Total Upstream	142,052

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	207,208
Luján de Cuyo Refinery	113,248
Ensenada industrial complex	31,326

Total Refineries & Petrochemical Plants(2)	351,782

LPG purchased from joint ventures:(3)	62,450

LPG purchased from unrelated parties	17,484
Total	573,768

(1)	The San Sebastian plant is a joint-venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor.

We also have a 50% interest in Refinor, which produced 313 mtn of LPG in 2012.

Chemicals

Petrochemicals are produced at our petrochemical complexes in Ensenada and Plaza Huincul. Additionally, we also own a 50% interest in Profertil a company that has a petrochemical complex in Bahía Blanca as mentioned below.

Our petrochemical production operations in the CIE are closely integrated with our refining activities (La Plata refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacity per year are as follows:

Capacity
(tons per year)
Ensenada industrial complex:
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

The raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2012 and 2011, 80.8% and 87.9%, respectively, of our petrochemicals sales (including propylene) were made in the domestic market. Petrochemical exports are destined to Mercosur countries, the rest of Latin America, Europe and the United States. The increase in exports in 2012 was due to products sold in Brazil.

We also participate in the fertilizer business directly and through Profertil, our 50%-owned subsidiary. Profertil is a joint venture with Agrium (a worldwide leader in fertilizers), that started operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.1 million tons of urea and 750 thousands tons of ammonia per year. In addition, Profertil commercializes other nutrients and special blends prepared for land to optimize their performance.

Our CIE was certified under ISO 9001 in 1996 and recertified in June 2010 (version 2008). The CIE was certified under ISO 14001 in 2001 and last recertified (version 2004) in June 2010. The plant was also certified under OHSAS 18001 in 2005 and last recertified in June 2010 (version 2007). Since 2008, the CIE verified the inventory of CO2 emissions under ISO 14064:1 and, in 2011, inventories of CH4 and N2O emissions were verified as well. The laboratory of the CIE was certified under ISO 17025 (Version 2005) in 2005 and recertified in 2008.

Our Methanol plant was certified under ISO 9001 (version 2000) in December 2001, and last recertified in August 2012 (version 2008). The Methanol plant was also certified under ISO 14001 in July 1998 with the Plaza Huincul Refinery, and last recertified in August 2012 (version 2004), and it was also certified under OHSAS 18001 in December 2008, and last recertified in August 2012 (version 2007).

During 2010, we have initiated the construction of a new continuous catalytic reforming unit (CCR) in the CIE. Total investment is estimated to be U.S.$453.1 million. Start up is expected by the second quarter of 2013. New production is expected to meet the growing demand of high octane gasoline in the local market, while at the same time the CCR is expected to provide hydrogen to the new hydrotreater unit in our La Plata refinery.

Seasonality

For a description of the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality”.

Research and Development

YPF’s research and development center is located in La Plata, Argentina. Our R&D projects and activities are related to the entire hydrocarbons value chain, including exploration of new sources of oil or gas, extraction and conditioning for transportation, transformation and manufacturing of products at industrial complexes, and their distribution to the end customer. In 2012, our technology unit allocated approximately U.S.$11 million to R&D activities, 37% of which were allocated to cooperation with external technology centers. In order to support these R&D activities, we invested U.S.$2.4 million in new laboratory equipment.

YPF pursues an active policy of cooperation with national and international technology centers and universities in the public and private sector. Our 2012 budget for such cooperation arrangements reached approximately U.S.$5 million, U.S.$1 million more than in 2011. Six important research and development projects are being partially subsidized by Fontar (a technology funding organization of the Argentine Government). Five of them started in previous years and one of them was approved in 2012.

Uncertainty about which will be the main technologies in the future, prospective R&D results and business cycles led us to develop a technology plan which supports YPF’s business strategy. The focus of the plan includes hydrocarbon, the natural gas value chain, oil refining and oil derivatives and petrochemicals, the future diversification of energy uses, biofuels production and electricity generation.

R&D efforts were focused on the development of enhanced oil recovery technologies in order to increase recovery of oil from mature fields, and the development of new processes and materials to reduce the operational costs of our facilities. Our most important challenges that required the development and application of very specific technologies include the optimization and reuse of water, and the exploration and exploitation of unconventional resources.

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

We are also working on a project to develop second generation biofuels in close collaboration with a prestigious biotechnological argentine institute. With respect to renewable energies, along with two consortium partners, we have undertaken a research project to evaluate solar energy potential in Argentina.

Our 2012 R&D projects portfolio included 73 projects, 54 of which were under execution and 19 of which were in technical-economic feasibility evaluation phase as of December 31, 2012.

Recently YPF has created YPF Technology S.A. (YPF which will hold a 51% interest and CONICET, a state-owned research and development organization will hold a 49% interest). The Board of Directors of YPF Technology will consist of 3 directors appointed by YPF and 2 directors appointed by CONICET; additionally, the Chairman and the General Manager of YPF Technology will be appointed by YPF. All lines of research and development carried out in YPF-Technology will be in line with the needs of YPF.

For operation of YPF Technology, 5 hectares on the farm belonging to the University of La Plata were acquired, and a 10,000 m2 building is planned for construction, with an estimated investment of U.S. $. 15 million. Completion of the work is estimated in March 2015.

We expect that about 250 professionals will work in the new building, and its main objective is to acquire knowledge, to work in research and development about unconventional fields and secondary and tertiary oil recovery from mature fields. Additionally, development of alternative energies such as marine energy, geothermal, wind, solar, etc, will be part of its objectives. All of these activities will be supported by a staff of over 6,000 researchers and doctors from different areas of science, available to the CONICET through agreements with different universities and institutes of research and development.

Competition

In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén and Chubut. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” However, given the passage of the Expropriation Law. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and the extensions of concessions in Santa Cruz Province, which constitutes a leading case of creating new, more beneficial conditions, for the exploration and production of hydrocarbons. We expect to establish more collaborative relationships with the provinces, especially with those whose representatives have positions in our Board of Directors as a result of their intended participation in the ownership of the Company, as provided for in the Expropriation Law. In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as Axion (previously ESSO, a former subsidiary of ExxonMobil which was recently acquired by Bridas Corporation), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and Argentine regulations and, accordingly, may fluctuate for a variety of reasons. Some of the prices in the internal market are controlled by local authorities. On April 10, 2013, Resolution 35/2013 of the Argentine Secretariat of Domestic Commerce determined a price cap for fuel at all service stations for period of six months, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified in the Annex of the Resolution. See “—Regulatory Framework and Relationship with the Argentine Government.” Changes in the domestic and international prices of crude oil and refined products have a direct effect on our results of operations and on our levels of capital expenditures. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—oil and gas prices could affect our level of capital expenditures.”

On May 3, 2012, the Expropriation Law was passed by Congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” The Expropriation Law is expected to be the cornerstone of the new energy business map in Argentina.

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

We continued making investments in order to comply with new Argentine fuel specifications, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In addition, we have completed detailed engineering packages and have invested in equipment and construction of diesel fuel oil desulphuration units at La Plata and Luján de Cuyo refineries and the FCC naphtha desulphuration unit in Luján de Cuyo refinery. In La Plata Refinery, we began commissioning the diesel fuel desulphuration plant (HTGB) in July 2012. In Luján de Cuyo refinery the implementation of the HDS III (diesel desulphuration) and HTN II (gasoline desulphuration) is planned during 2013. We have adopted construction strategies oriented to meet the deadlines. Additionally, we are increasing the tankage capacity of several of our terminals in order to optimize fuel distribution logistics.

First stage projects related to biofuels, such as the addition of bioethanol to gasoline and fatty acid methyl esters (FAME) to diesel fuel, were accomplished by the end of 2009 and were operational by the beginning of 2010. During 2010 and 2011, additional bioethanol facilities at several terminals were installed and became ready to operate. Also, during this period, further investments were made in several terminals in order to allow the increased addition of FAME to diesel fuel and to improve the related biofuel logistics. These projects are expected to enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

The plan to comply with the above-mentioned motor fuels quality and environmental specifications, has involved investments of approximately U.S.$285 million in 2012.

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

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, we are in the process of constructing the CCR which will involve an investment of approximately U.S.$453 million. The main equipment has been purchased and part of the plant has already been constructed (96.2%). Start up is expected in the second quarter of 2013. The plant will use the latest worldwide technology to perform chemical processes which will involve improvements in productivity, safety and environmental standards. Additionally, the plant is expected to produce aromatics that can be used as octane enhancers for gasoline and automotive applications, as well as to increase hydrogen production that will feed the fuel hydrogenation processes that increase fuel quality and reduce sulfur content, further reducing the environmental impact of internal combustion engines.

We also commenced construction of a new Coker Unit at La Plata refinery which will involve an investment of approximately U.S.$790 million, replacing the one that was recently severely damaged in the incident that occurred on April 2, 2013. The new unit design is expected to optimize energy efficiency and minimize particulate matter emissions. We expect that this project will be completed by 2015.

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

In 1991, we entered into an agreement with certain other oil and gas companies to implement a plan to reduce and assess environmental damage resulting from oil spills in Argentine surface waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consultation on technological matters and mutual assistance in the event of any oil spills in rivers or at sea due to accidents involving tankers or offshore exploration and production facilities.

With respect to climate change, YPF has:

•

committed to active promotion of identification and pursuit of opportunities to reduce greenhouse gas emissions in our operations; intensifying the execution of internal projects for the obtention of credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•

obtained in December 2010 the approval of United Nations for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (CDM) project, the first of its kind in the world. The project in the La Plata refinery reduces the emissions of greenhouse waste gases from fossil fuels used for process heating by replacing these fuels with recovered waste gases that were previously burned in flares. The project increases energy efficiency by reducing the demand for fuel oil and natural gas, allowing an annual emission reduction of approximately 200,000 tons of carbon dioxide. During September 2011, the first verification of emissions reduction was undertaken; and on September 13, 2012 the “CDM Process Management Unit” of UN, confirmed that verification was successfully completed with 88.131 certificates.

•

secured the approval of the CDM project: YPF developed a new methodology, which was approved by United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities”. At the moment, 4 projects in the world are being developed applying this methodology designed by YPF. A similar investment in flare gas recovery and utilization at the Luján de Cuyo refinery is under development as a CDM project. The project documentation was validated by a third-party accredited entity and was registered with the United Nations in December 2011. During 2012 the project was in normal operation reducing CO2e emissions.

•

undertaken and verify third-party CO2 emission inventories for refining and chemical operations in accordance with the ISO 14064 standard. The inventory at CIE has been verified since 2008. In February 2012, the verification process inventory of greenhouse gases in La Plata and Luján de Cuyo refineries was completed. An inventory check ending in May 2013 is planned;

Our estimated capital expenditures are based on currently available information and on current laws. Any future information or future changes in laws or technology could cause a revision of such estimates. Moreover, while we do not expect environmental expenditures to have a significant impact on our future results of operations, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to our financial position, and may affect results of operations in any given year.

YPF Holdings-Operations in the United States

Laws and regulations relating to health and environmental quality in the United States affect the operations in the United States of YPF Holdings, a 100% subsidiary of YPF. See “—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

In 1995 YPF acquired Maxus Energy Corporation (“Maxus”), a U.S. corporation headquartered in Dallas, Texas. In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

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

Tierra Solutions Inc. (“Tierra”), a subsidiary of YPF Holdings, was formed to deal with the results of the alleged obligations of Maxus, as described above, resulting from actions or facts that occurred primarily between the 1940s and 1970s while Chemicals was controlled by other companies.

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

The HSEC management plan is administered by a leading oil field services company contracted by the operator and includes a plan of action in the event of a spill or leak.

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore and/or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. As of December 31, 2012, approximately 99.9% of our proved reserves were located in Argentina. We also own property mainly in the United States. See “—Exploration and Production—Principal properties.”

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2012, we leased 90 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other service contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We may not have sufficient insurance to cover all the operating hazards that we are subject to”, “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—The oil and gas industry is subject to particular economic and operational risks” and “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We may incur significant costs and liabilities related to environmental, health and safety matters”.

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

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with a deductible of U.S.$2 million, in each and every loss. Certain types of incidents, such as intentional pollution and gradual and progressive pollution are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.

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

Gulf of Mexico operations

Our operations in the Gulf of Mexico currently include only our 15% working interest, through Maxus U.S. Exploration Company (a YPF Holdings subsidiary), in the Neptune field, which is operated by BHP Billiton. Our Gulf of Mexico operations are insured under a policy similar to that described above for our Argentine properties, with certain differences that are addressed below.

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

•	Loss of production is covered up to a limit of U.S.$38.7 million (15%) with a deductible of 60 days of production (90 days in respect of windstorms);

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

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the “Hydrocarbons Law,” which was enacted in 1967 and amended by Law No. 26,197 in 2007, which established the general legal framework for the exploration and production of oil and gas, and Law No. 24,076, referred to as the “Natural Gas Law,” enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries.

The National Executive Office issues the regulations to complement these laws. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, our predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the “Privatization Law,” privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

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

The Expropriation Law

On May 3, 2012, the Expropriation Law (Law No. 26,741) was passed by the Argentine Congress and, on May 7, it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.

Article 3 of the Expropriation Law provides that the principles of the hydrocarbon policy of the Republic of Argentina are the following:

(a)	Promote the use of hydrocarbons and their derivatives to promote development, and as a mechanism to increase the competitiveness of the various economic sectors and that of the provinces and regions of Argentina;

(b)	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves;

(c)	Integrate public and private capital, both national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and nonconventional hydrocarbons;

(d)	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons in the short, medium and long term;

(e)	Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in the Republic of Argentina in this regard;

(f)	Promote the industrialization and sale of hydrocarbons with a high added-value;

(g)	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives; and

(h)	Export hydrocarbons produced in execess of local demand, in order to improve the trade balance, ensuring a rational exploitation of the resources and the sustainability of its exploitation for use by future generations.

According to Article 2 of the Expropriation Law, the National Executive Office will be responsible for setting forth this policy and shall introduce the measures necessary to accomplish the purpose of the Expropriation Law with the participation of the Argentine provinces and public and private capital, both national and international.

Creation of Federal Council of Hydrocarbons

Article 4 of the Expropriation Law provides for the creation of a Federal Council of Hydrocarbons which shall include the participation of (a) the Ministry of Economy, the Ministry of Federal Planning, , the Ministry of Labor, and the Ministry of Industry, through their respective representatives; and (b) the provinces of Argentina and the City of Buenos Aires, through the representatives that each may appoint. According to Article 5 of the Expropriation Law, the responsibilities of the Federal Council of Hydrocarbons will be the following: (a) promote the coordinated action of the national and provincial governments, with the purpose of ensuring the fulfillment of the objectives of the Expropriation Law; and (b) adopt decisions regarding all questions related to the accomplishment of the objectives of the Expropriation Law and the establishment of the hydrocarbons policy of the Republic of Argentina that the National Executive Office may submit for consideration.

Expropriation of shares held by Repsol YPF

For purposes of ensuring the fulfillment of its objectives, the Expropriation Law provides for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Expropriation Law provides for the expropriation of 51% of the share capital of the company Repsol YPF GAS S.A. represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

As of the date of this annual report, the transfer of the shares subject to expropriation between National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves.

To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder.

Any future transfer of the shares subject to expropriation is prohibited without the permission of the National Congress by a vote of two-thirds of its members.

According with article 9 of the Expropriation Law, the appointment of YPF S.A. Directors corresponding to the expropriated shares shall be completed proportionately considering the holdings of the National Government, Provincial Governments and one Director shall represent the employees of the Company.

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

Legal nature of the Company

YPF will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of Law No 19,550 and its corresponding regulations, and will not be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the national government or provincial governments.

In accordance with Article 17 of the Expropriation Law, YPF will resort to internal and external sources of funding, strategic alliances, joint ventures, transitory business unions, and cooperation partnerships whether public, private or mixed companies, domestic and foreign.

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by the Company to the SEC on May 9, 2012 (Item 1).

Decree No. 530/12

In connection with the Expropriation Law, Decree No. 530/12 of the National Executive Office provided for the temporary intervention of YPF for a period of thirty days which was extended by Decree 732/12 until our shareholders’ meeting held on June 4, 2012, with the aim of securing the continuity of its business and the preservation of its assets and capital, securing the provision of fuel and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company had been temporarily granted to Julio M. De Vido (the “Intervenor”). On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. At our general shareholders’ meeting held on June 4, 2012, our shareholders appointed the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company.”

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

Decree No. 1277/2012

Decree No. 1277/12 derogated main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 form Decree No. 1212/89 and sections 3 and 5 from Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules”, regulating Law No. 26,741.

This regulation creates a commission, the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments (the “Commission”) which consists of representatives of Secretariat of Economic Policy and Development Planning, Secretariat of Energy and Argentine Secretariat of Domestic Commerce. This Commission is entrusted with annually making the National Plan for Hydrocarbons Investments. According to section 6 of Annex I, the aforementioned plan will take into consideration a complete and integral evaluation of the hydrocarbons sector of Argentina and will establish the criteria and the desirable goals on matter of investments in exploration, exploitation, refining, transport and commercialization of hydrocarbons.

Decree No. 1277/12 requires every company that performs activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons to supply the Commission with all technical information required. The Commission is also responsible for a National Hydrocarbons Investments Registry for all companies performing the activities of exploration, exploitation, refining, transport and commercialization. All these companies will also need to file an annual plan of investments before the Commission.

With respect to the refining industry, Decree No. 1277/12 gives the Commission the power to regulate the minimum utilization rates for primary or secondary refining. It also has the ability to enact measures of promotion and coordination, aimed to guarantee the development of the local processing capacity according with the goals established by the National Plan of Hydrocarbons Investments.

With respect to commercialization, the Commission is entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should enable the recovery of production costs plus a reasonable profit margin. The Commission also has to periodically audit the reasonability of the informed costs and the respective sales prices, being entitled to adopt necessary measures to prevent or correct distortive practices that might affect the interests of consumers.

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted to National Executive Office the authority to enact all necessary regulations in order to overcome the economic crisis which Argentina was then facing. The situation of emergency declared by Law No.25,561 has been extended until December 31, 2013 by Law No.26,729. The National Executive Office is authorized to execute the powers delegated by Law No.25,561 until such date.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted. The following are to overcome the economic crisis, including (1) the conversion into pesos of deposit, obligations and tariffs of public services, among others, (2) the imposition of customs duties on the export of hydrocarbons with instructions to the National Executive Office to set the applicable rate thereof. The application of these duties and the instruction to the National Executive Office have been extended until January 2017 by Law 26, 732. See also “—Taxation” below.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the National Executive Office to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

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

Under the Hydrocarbons Law, the federal and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in Executive Decrees No. 1055/89, 1212/89 and 1589/89 (the “Oil Deregulation Decrees”), and permits covering areas in which our predecessor company, Yacimientos Petrolíferos Fiscales S.A., was operating at the date of the Privatization Law and that were granted to us by such law. In 1991, the National Executive Office established a program under the Hydrocarbons Law (known as Plan Argentina) pursuant to which exploration permits were auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not to exceed 10,000 square kilometers (15,000 square kilometers offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. The first basic term is up to four years, the second basic term is up to three years, the third basic term is up to two years and the extension term is up to five years. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit, with the permit holder deciding which portion of the acreage to keep. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law provides that oil and gas production concessions shall remain in effect for 25 years as from the date of the award of the production concession, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. Under Law No. 26,197, the authority to extend the terms of current and new permits and concessions has been vested in the governments of the provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond 12 nautical miles). In order to be entitled to the extension, a concessionaire, such as us, must have complied with all of its obligations under the Hydrocarbons Law, including, without limitation, evidence of payment of taxes and royalties and compliance with environmental, investment and development obligations. Upon the expiration of the 10-year extension period of the current concessions, the provinces are entitled to award new concessions or contracts in respect of the relevant blocks.

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

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. A 12% royalty, and an additional 3% royalty in certain concessions for which the expiration has been extended (see “—Extension of Exploitation Concessions in the province of Neuquén”, “—Extension of Exploitation Concessions in the province of Mendoza” and Extension of Exploitation Concessions in the province of Santa Cruz” below), is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and natural gas volumes commercialized. Notwithstanding the foregoing, in the extension corresponding to our concessions in Santa Cruz, we agreed to a 10% royalty (instead of 12%) for non conventional hydrocarbons. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to Resolution S.E. 435/04 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

As a result of Resolution 394/07 of the Ministry of Economy, among other things, which increased duties on exports of certain hydrocarbons, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for calculation of royalties. In January 2013, the Ministry of Economy issued Resolution 1/13, modifying exhibit I of Resolution 394/07 of the Ministry of Economy, thus setting a new reference price for crude oil (U.S.$70 per barrel) and certain products.

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

Certain of our production concessions, expire in 2017. The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law provides that applications must be submitted at least six months prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

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

Extension of Exploitation Concessions in the province of Neuquén

In addition to the extension in 2002 of the expiration date of the exploitation concession of the Loma La Lata field until 2027, during the years 2008 and 2009, YPF entered into a number of agreements with the province of Neuquén, pursuant to which the exploitation concession terms of several areas located within the province were extended for a 10-year term, which now expires between 2026 and 2027. As a condition to the extension of the concession terms, YPF has undertaken to do the following under the relevant agreements: (i) to make initial payments to the province of Neuquén in an aggregate amount of approximately U.S.$204 million; (ii) to pay the province of Neuquén an “Extraordinary Production Royalty” of 3% of the production of the areas affected by this extension (in addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income, as defined in each agreement); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures until the expiration of the concessions in an aggregate amount of approximately U.S.$3,512 million, and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an aggregate amount of approximately U.S.$23 million.

Extension of Exploitation Concessions in the province of Mendoza

In April 2011, YPF entered into an agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which was ratified by a decree published in July 2011.

The agreement between YPF and the province of Mendoza provides, inter alia, the following:

•

Concessions involved: El Portón, Barrancas, Cerro Fortunoso, El Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

•	Exploitation concession terms, which were originally set to expire in 2017, were extended for a 10-year term; and

•

YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately U.S.$135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement; (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$4,113 million until the expiration of the extended term, as stipulated in the agreement; (iv) to contribute with U.S.$16.2 million to a “Social Infrastructure Investment Fund” to satisfy community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities in certain government agencies of the province of Mendoza.

Extension of Exploitation Concessions in the province of Santa Cruz

In November 2012, YPF entered into an agreement with the province of Santa Cruz to extend the term of the exploitation concessions identified below, which was ratified by a provincial law published on November 2012.

The agreement between YPF and the province of Santa Cruz provides, inter alia, the following:

•

Concessions involved: Cerro Piedra-Cerro Guadal Norte; Cañadón de la Escondida-Las Heras; Cañadón León-Meseta Espinosa; Los Monos; Pico Truncado-El Cordón; Los Perales-Las Mesetas; El Guadal-Lomas del Cuy; Cañadón Vasco; Cañadón Yatel, Magallanes (portion located in Santa Cruz) and Barranca Yankowsky;

•	Exploitation concession terms, which were originally set to expire in 2017, are extended for a 25-year term; and

•	YPF has undertaken:

(i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of U.S.$ 200 million, on the date specified in the agreement;

(ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% on the production of conventional hydrocarbons, and 10% on the production of unconventional hydrocarbons;

(iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures on the exploitation concessions, as stipulated in the agreement;

(iv) to contribute with infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the initial payment, and;

(v) to contribute to an “Institutional Strengthening Fund” and to carry out a program for technical formation (“YPF y los Trabajadores”) and a program for development of contractors (“Sustenta”) within the province of Santa Cruz.

Negotiation of Extension of Concessions in the province of Tierra del Fuego

The Company has negotiated with the Executive office of the province of Tierra del Fuego the terms in order to extend their concessions in such province. As of the date of issuance of this annual report, the Negotiation Commission from Tierra del Fuego province its analyzing the negotiated conditions. The final agreement will be subsequently submitted to the final approval of the provincial executive office and the consideration from the Legislature from Tierra del Fuego province.

Extension of Exploitation Concessions in the province of Salta

In October 2012, YPF entered into a agreement with the province of Salta to extend the original term of the exploitation concessions identified below, subject to the approval of the National Executive Office by decree in a sixty-day term.

The agreement was approved by Resolution No. 35/12 of Salta’s Secretariat of Energy on October 26, 2012 and Decree 3694/12 on December 6, 2012. The agreement was signed between YPF, Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma S.A.A.I. and the Province of Salta, and provides the following:

•	Concessions involved: exploitation concession on the following areas: Sierras de Aguaragüe, Campo Durán-Madrejones, La Bolsa and Río Pescado.

•	Exploitation concession terms, are extended for a 10-year term from the beginning of expiration of the original 25 year term, thus ending the extension on November 14, 2027.

•

Commitments: (i) to conduct in Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of U.S.$ 36 million, (ii) to recognize for the province a special, extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) to recognize for the province an additional payment, when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from concessions, when prices excced U.S.$ 90/bbl in the case of crude oil and the equivalent of 70% of import prices in the case of natural gas, (iv) to pay the province, in aggregate, a one-time amount of U.S.$ 5 million as an extension bonus, (v) to make investments for a minimum amount of U.S.$ 30 million, in aggregate, in additional exploration work to be implemented in the concessions, subject to certain conditions and (vi) to invest U.S.$ 1 million, in aggregate, in the implementation of social infrastructure projects in the province.

Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas).

Additionaly, prior approval of the Argentine government is required:

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

Natural Gas Transportation and Distribution

The gas transmission system is currently divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems), designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems are operated by two transportation companies. In addition, the distribution system is divided into nine regional distribution companies, including two distribution companies serving the greater Buenos Aires area.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers, such as us, will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us have been exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Regulation No. 27/04 and Resolutions Nos. 265/04, 659/04 and 752/05 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “—Market Regulation— Natural gas export administration and domestic supply priorities.”

Transportation of Liquid Hydrocarbons

The Hydrocarbons Law permits the National Executive Office to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Pursuant to Law No. 26,197, the relevant provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the National Executive Office. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•

construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the National Gas Regulatory Authority ( “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime as described above.

Additionally, pursuant to Law No. 26,197, all transportation concessions located entirely within a province’s jurisdiction and not directly connected to any export pipeline are to be transferred to such province. The National Executive Office retains the power to regulate and enforce all transportation concessions located within two or more provinces and all transportation concessions directly connected to export pipelines.

Refining

Crude oil refining activities conducted by oil producers or others are subject to prior registration of oil companies in the registry maintained by the Argentine Secretariat of Energy and compliance with safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections.

In January 2008, the Argentine Secretariat of Domestic Commerce issued Resolution No. 14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

Executive Decree No. 2014/08 of November 25, 2008, created the “Refining Plus” program to encourage the production of diesel fuel and gasoline. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/08 of December 1, 2008, approved the regulations of the program. Pursuant to this program, refining companies that undertook the construction of a new refinery or the expansion of their refining and/or conversion capacity, and whose plans were approved by the Argentine Secretariat of Energy, were entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, by Notes Nos. 707/12 and 800/12 (the “Notes”) of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension were that the “Refining Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF challenged this temporary suspension.

Market Regulation

Overview

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions, such as us, have the right to produce and own the oil and gas they extract and are allowed to sell such production in the domestic or export markets, in each case subject to the conditions described below.

The Hydrocarbons Law authorizes the National Executive Office to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the National Executive Office finds domestic production to be insufficient to satisfy domestic demand. If the National Executive Office restricts the export of crude oil and petroleum products or the sale of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34 API.

Furthermore, the Oil Deregulation Decrees required the National Executive Office to give twelve months’ notice of any future export restrictions. Notwithstanding the above provisions, certain subsequently-enacted resolutions (Resolution S.E. 1679/04, Resolution S.E. 532/04 and Resolution of the Ministry of Economy 394/07) have modified the aforementioned price mechanism, resulting, in certain cases, in prices to producers that are below the levels described above.

In addition, on May 3, 2012, the Expropriation Law was passed by the Argentine Congress and, on May 7, it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Furthermore, Decree No. 1277/12 derogated main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 form Decree No. 1212/89 and sections 3 and 5 from Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules”, regulating Law No. 26,741. This regulation creates the Commission, which among other matters is entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should permit covering up production costs and obtaining a reasonable profit margin. See “The Expropriation Law” and “Decree No. 1277/2012”.

Production of crude oil and reserves

Executive Decree No. 2014/08 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/08 of December 1, 2008, approved the regulations of the program. The program entitled production companies which increased their production and reserves within the scope of the program, and whose plans were approved by the Argentine Secretariat of Energy, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, YPF was notified by the Argentine Secretariat of Energy that the benefits granted under the “Petroleum Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension were that the “Petroleum Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF challenged this temporary suspension.

Refined products

In April 2002, the Argentine government and the main oil companies in Argentina, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Fuel (Convenio de Estabilidad de Suministro de Gas Oil) was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between this fixed price and the market price through export duty credits. Subsequent agreements entered into between the Argentine government and the main oil companies in Argentina extended the subsidy scheme until December 2009, while the aforementioned fixed price was revised from time to time, the current price being Ps.2.50 per liter.

In March 2009, Executive Decree No. 1390/09 empowered the Chief of Staff to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, or with cash. As of the date of this annual report, execution of the annual agreements for the fiscal years 2010 and 2011 is pending. Nevertheless, the subsidy scheme has continued to be in place on the basis of the monthly communications issued by the Argentine Secretariat of Transport notifying oil companies of the volumes to be delivered to each beneficiary of the scheme at the fixed price, and the Argentine government has continued to compensate oil companies for deliveries of diesel fuel made under the scheme. Aditionally, as of the date of this annual report, agreements for the fiscal years 2012 and 2013 have been executed.

Over the past months, the Argentine Secretariat of Transport has substantially reduced the volumes of diesel fuel subsidized under this scheme. In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the CNDC a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the retail price charged in service stations. On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby, effective from the date of the resolution, (i) each of these five oil companies was ordered to sell diesel fuel to public bus transportation companies at a price no higher than the retail price charged by its nearest service station, while maintaining both historic volumes and delivery conditions; and (ii) created a price monitoring scheme for both the retail and the bulk markets to be implemented by the CNDC. YPF challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution have been temporarily suspended. See “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, possible contingencies—CNDC investigation.”

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell. and Axion (previously Esso) were ordered to supply jet fuel for domestic and international air transport at a price, net of taxes, not to exceed by 2.7% the price, net of taxes, of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The above mentioned resolution benefits companies that operate in the field of commercial passenger and/or cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Argentine Secretariat of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce suggested the implementation of a price surveillance system by the CNDC. YPF appealed the Resolution and on May 15, 2012 it was notified that the Federal Civil and Commercial Court of Appeals accepted YPF’s presentation and suspended the effectivity of Resolution No. 17/2012 until the final judgement regarding its legality. On August 31, 2012 YPF was notified of the decision of such Court of Appeals who declared the Resolution to be null, on the basis of lack of authority of the Argentine Secretariat of Domestic Commerce. This decision was appealed by the Secretariat and a final judgment is pending.

The Argentine Secretariat of Energy has issued a series of resolutions affecting the fuel market. For example, Resolution S.E. No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; Resolution S.E. No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold; Resolution S.E. No. 1,834/05 compels service stations and/or supply point operators and/or self consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Argentine Secretariat of Energy; and Resolution S.E. No. 1,879/05 established that refining companies registered by the Argentine Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to its counterparties, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable overcosts to the refining company.

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

Resolution S.E. No. 1679/04 reinstalled the registry of diesel fuel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Direction to determine the amounts of diesel fuel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel fuel is necessary to obtain authorization to export the products included under Decree No. 645/02 (crude, fuel oil, diesel fuel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

On August 17, 2010, the Argentine Secretariat of Domestic Commerce issued Resolution No. 295/10, imposing that the trade price of liquid fuels should be rolled back to those prices prevailing on July 31, 2010. This Resolution has been successfully challenged by another company and a preliminary injunction was granted suspending the effectiveness of such Resolution. This Resolution was later on repealed by Resolution No. 543/10 of the Argentine Secretariat of Domestic Commerce.

On February 2, 2011, the Argentine Secretariat of Domestic Commerce issued Resolution No. 13/11 stating that the retail price of liquid fuels had to be rolled back to those prices prevailing on January 28, 2011. This resolution also required refineries and oil companies to continue to supply amounts of fuel to the domestic market consistent with amounts supplied the prior year, as adjusted for the positive correlation between the increase in the demand of fuel and gross domestic product. On March 29, 2011, however, the Argentine Secretariat of Domestic Commerce issued Resolution No. 46/11, which repealed Resolution No. 13/11, alleging that market conditions had changed since its issuance.

In addition, an May 3, 2012, the Expropriation Law was enacted by the Argentine Congress and, on May 7, 2012 it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Furthermore, Decree No. 1277/12 derogated main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 form Decree No. 1212/89 and sections 3 and 5 from Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules”, regulating Law No. 26,741. This regulation creates the Commission, which among other matters is entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should permit covering up production costs and obtaining a reasonable profit margin. See “The Expropriation Law” and “Decree No. 1277/12”.

On April 10, 2013, Resolution 35/2013 of the Argentine Secretariat of Domestic Commerce, determined a price cap for fuel at all service stations for period of six months, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified of the Annex of the Resolution.

Natural gas

In January 2004, Executive Decree No. 180/04 (i) created the Electronic Gas Market (MEG) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services and (ii) established information obligations for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Argentine Secretariat of Energy). According to Executive Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Executive Decree No. 181/04 authorized the Argentine Secretariat of Energy to negotiate with natural gas producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations.

On June 14, 2007, Resolution No. 599/07 of the Argentine Secretariat of Energy approved a proposal of agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”), giving such producers a five-business-day term to enter into the Agreement 2007-2011. If within that term, the Agreement 2007-2011 was not executed by a sufficient number of producers to make it viable, the Argentine Secretariat of Energy would disregard the Agreement and enact the Procedures for Complementary Supply of the Internal Market 2007-2011 (not described in Resolution No. 599/07). We executed the Agreement 2007-2011 taking into account that producers that did not enter into the Agreement 2007-2011 would be required to satisfy domestic demand before those who entered into the agreement 2007-2011. Producers are authorized to withdraw from the Agreement 2007-2011 and will be treated as any producer that has not entered into the Agreement 2007-2011. On January 5, 2012, the Official Gazette published Resolution S.E. No. 172, which temporarily extends the assignation rules and other criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria.

On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have entered into the Agreement 2007-2011 would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d). The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the agreed demand levels. In order to guarantee any domestic market demand of natural gas in excess of the agreed demand levels, Resolution S.E. No. 599/07 maintains the effectiveness of the Resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export administration and domestic supply priorities.” The Resolution also states that the Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

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

The Argentine Secretariat of Energy created, by its Resolution No. 24/08 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program is not be subject to the Agreement 2007-2011 and the price conditions established under such Agreement.

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

On March 19, 2012, the Official Gazette published Resolution SE No. 55/2012 of the Secretariat of Energy, which extended the Complementary Agreement for 2012 and established the following with respect to non-signing parties: (i) the natural gas price increase established by the Complementary Agreement will not be applicable to natural gas injected into the gas system by non-signing parties; (ii) natural gas injected by non-signing parties will be consumed first in the order of priority by residential users, which has the lowest tariffs; and (iii) non-signing parties must fulfill all of the commitments undertaken by natural gas producers under the Agreement 2007-2011, which was extended by Resolution S.E. No. 172. On March 23, 2012, Resolution SE No. 55/2012 was supplemented by Resolution ENARGAS No. 2087/2012, which sets forth, among others, the procedure that distribution companies should follow to secure amounts to be deposited with the fiduciary fund created by Law No. 26,020. Additionally, according to this resolution, producers which have not signed the 2012 extension of the Complementary Agreement are not allowed to charge the well-head price increases for gas set forth in Resolutions SE No. 1070/2008 and 1417/2008 to consumers directly supplied by distribution companies. Thus, such non-signing producers have to invoice the lower prices which were in effect prior to the adoption of these resolutions for the gas supplied to the distribution companies.

On April 19, 2012, YPF signed the 2012 extension of the Complementary Agreement. On December 21, 2012 YPF signed the 2013 extension of the Complementary Agreement.

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

On November 5, 2012 the Official Gazette published Law No. 26,784 which approves the National Administration Budget for 2013. Article 54 of the Law established that the tariff charges and the fiduciary fund established by Executive Decree No. 2067/08 and all its supplementary acts shall be ruled by Law No. 26,095.

On July 17, 2009, the Ministry of Federal Planning and certain natural gas producers (including YPF) signed an agreement which sets forth: (i) natural gas prices at the wellhead for the electric power generators segment from July to December 2009, and (ii) amounts to be received by natural gas producers for volumes sold to the residential segment from August 2009 onwards. These amounts are adjusted on a monthly basis so that they represent 50% of the amount collected by the fiduciary fund to finance natural gas imports.

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

•

Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follows the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed the Agreement 2007-2011.

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

On August 27, 2012 the Official Gazette published Resolution SE No. 1445/2012 of the Secretariat of Energy, according to considerations set by Decree No. 1,277/2012, which modified gas prices at the wellhead for compressed natural gas (CNG) which represents an increase of approximately 369% of the prices realized by the Company for such segment product.

On December 2012, YPF and other gas producing companies of Argentina agreed with the Commission to establish an incentive scheme for the additional injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies are invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of 7.5 U.S.$ /MBTU for all additional natural gas injected.These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five (5) years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced.

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

On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally created the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies are invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of 7.5 U.S.$ /MBTU for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five (5) years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced.

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

On March 16, 2012, the Official Gazette published Resolution No. 77 of the Argentine Secretariat of Energy, which ratified the execution of the extension of the Complementary Agreement for 2012 regarding the provision of LPG bottles of 10, 12 and 15 kilograms for residential users. This Resolution also provides that all LPG producers, whether they are parties or not to the Complementary Agreement, must provide the volumes of LPG to be determined by the Argentine Secretariat of Energy at the reference prices established in the Complementary Agreement. The failure to comply with such obligations may result in the application of the penalties established in the Resolution, including the prohibition to export LPG and the limitation of LPG sales in the domestic market. On April 19, 2012, YPF signed the 2012 extension of the Complementary Agreement. On December 21, 2012 YPF signed the 2013 extension of the Complementary Agreement.

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

U.S. Environmental Regulations

Federal, state and local laws and regulations relating to health, safety and environmental quality in the United States, where YPF Holdings operates, affect the operations of this subsidiary. YPF Holdings’ U.S. operations, conducted primarily through Maxus Energy Corporation (“Maxus”), are subject to the requirements of the following U.S. environmental laws:

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

In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than us has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the National Executive Office provides that we are also subject to the general Argentine tax regime.

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

Export taxes

In 2002, the Argentine government began to implement customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.

Resolution No. 394/07 of the Ministry of Economy, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. By Resolution No. 1/2013 of the Ministry of Economy and Public Finances, Resolution No. 394/07 was amended, increasing cutoff values from 42 U.S.$/barrel to U.S.$70/barrel, and reference price from U.S.$60.9 to U.S.$80 for crude oil. This means that when the international price of crude oil is over U.S.$80/barrel, the local producer shall be allowed to collect at U.S.$70/barrel, with the remainder being withheld by the Argentine government

Resolution No. 127/08 of the Ministry of Economy increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (abandoning the previously applicable reference price set by the Framework Agreement between Argentina and Bolivia mentioned above). Resolution No. 127/08 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/cm for propane, U.S.$393/cm for butane and U.S.$363/cm for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/cm for propane, U.S.$271/cm for butane and U.S.$250/cm for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

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

In July 2002, Argentina’s Attorney General issued an opinion which would have effectively required us to liquidate 100% of our export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89 based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70%/30% regime set out in Decree No. 1,589/89. Nevertheless, the uncertainty generated by the opinion of Argentina’s Attorney General resulted in a legal proceeding described under “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, remote contingencies—Proceedings related to foreign currency proceeds”.

Decree No. 1722/2011, of October 26, 2011, reestablished Decree No. 2581/64 and requires all oil and gas companies (including YPF), among other entities, to repatriate 100% of their foreign currency export receivables.

Other recent regulations

By Resolution 130/2013 of the Ministry of Economy published on April 19, 2013 in the Official Gazette, the Argentine Oil Fund was created. This fund will manage resources for an amount of U.S. $ 2,000,000,000, to provide loans or capital contributions or acquire financial instruments for the implementation of projects of exploration, exploitation, processing and marketing of hydrocarbons in relation to oil and gas companies in which the National Government has interest or exercise of economic and political rights.

ITEM 4A.	Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2012, we had consolidated net sales of Ps.67,174 million (U.S.$13,653 million) and consolidated net income of Ps.3,902 million (U.S.$793 million).

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

Since 1999 and until the passage of the Expropriation Law on May 3, 2012, we were controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock, which was exercised in May 2011.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. As of the date of this annual report, the transfer of the shares subject to expropriation between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

The Expropriation Law states that YPF shall continue as a publicly traded corporation and the management of the shares subject to expropriation shall be carried out according to the following principles: (i) strategic contribution of the Company to the aims established in the Expropriation Law; (ii) the management of the Company in accordance with the best industry and corporate governance practices, preserving the interests of the Company´s shareholders and creating value for them; and (iii) the professional management of the Company.

The financial data contained in this annual report as of December 31, 2012 and 2011 and for the years then ended has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 11, 2013.

Upstream Operations

•

As of December 31, 2012, we held interests in more than 90 oil and gas fields in Argentina, accounting for approximately 42% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 34% of its total natural gas production, including natural gas liquids, in 2012, according to information provided by the Argentine Secretariat of Energy.

•

We had proved reserves, as estimated as of December 31, 2012, of approximately 590 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,186 bcf of gas, representing aggregate reserves of approximately 979 mmboe as of such date.

•	In 2012, we produced approximately 101 mmbbl of oil (275 mbbl/d), including condensates and natural gas liquids, and approximately 432 bcf of gas (1,179 mmcf/d).

Downstream Operations

•

We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•

Our retail distribution network for automotive petroleum products as of December 31, 2012 consisted of 1,535 YPF-branded service stations, and we estimate we held approximately 33.9% of all gasoline service stations in Argentina.

•

We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our CIE and Plaza Huincul site. In addition, Profertil, a company that we jointly control with Agrium, is one of the leading producers of urea in the Southern Cone.

Presentation of Financial Information

Our Audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Consolidated Financial Statements are YPF’s first annual financial statements that are fully compliant with IFRS. IFRS 1—“First-time Adoption of International Reporting Standards” has been applied in preparing these financial statements.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and. Interest in joint operations and other agreements which give the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolution No. 26 on the “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)”. Such resolution was approved by the CNV through General Resolution No. 562/09 on December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 17,811. Compliance with such rules is mandatory for YPF for the fiscal year which begun on January 1, 2012, with transition date of January 1, 2011. Disclosures concerning the transition from Argentine GAAP to IFRS are provided in Note 1 to our Audited Consolidated Financial Statements.

The financial data contained in this annual report as of December 31, 2012 and 2011 and for the years then ended has been derived from our Audited Consolidated Financial Statements, which were approved by our Board of Directors on March 11, 2013.

Finally, certain oil and gas disclosures are included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We report our business into the following segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts and to a lesser extent electric power generation (“Exploration and Production”); (ii) the production, transport and marketing of crude oil that we sell to third parties and of refined products that we sell to third parties and other segments of our business (“Refining and Marketing”); and (iii) the production, transport and marketing of petrochemical products (“Chemicals”). Other activities not falling into the previously described categories are reported under a separate segment (“Corporate and Other”), principally including corporate administration costs and assets, environmental matters related to YPF Holdings (see Note 3 to our Audited Consolidated Financial Statements) and construction activities.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Year Ended December 31,
	2012	2011
	(in millions of pesos)
Revenues	67,174	56,211
Cost of sales	(50,267)	(41,143)

Gross profit	16,907	15,068
Administrative expenses	(2,232)	(1,822)
Selling expenses	(5,662)	(5,438)
Exploration expenses	(582)	(574)
(Expense)/Other income, net	(528)	(46)
Operating income	7,903	7,188
Income (Loss) on long-term investments	114	685
Financial/(loss) income, net	548	(287)

Net income before income tax	8,565	7,586
Income tax	(2,720)	(2,495)
Deferred tax	(1,943)	(646)

Net income	3,902	4,445
Total other comprehensive income	4,241	1,852

Total comprehensive income	8,143	6,297

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation on domestic pricing;

•	export administration by Government and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures and financial availability for the Company;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in the country;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such us import regulations; and

•	interest rates.

Our business is inherently volatile due to the influence of exogenous factors such as internal demand, market prices, financial availability for our business plan and the corresponding cost, and government regulations. Consequently, our past financial condition, results of operations and the trends indicated by said results and financial condition may not be indicative of future financial condition, results of operations or trends in future periods. See additionally “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

Our operating income in 2012 increased by approximately 9.9% compared to 2011. This increase was attributable to, among other things, the adjustment of diesel fuel and gasoline domestic prices and the increase in volumes sold of gasoline and fuel oil. In addition, our operating income in 2011 had been adversely affected by the temporary suspension of the Petroleum Plus program, whose effects extend, retroactively, to benefits accrued and not yet redeemed by YPF at the time of such suspension, which amounted to Ps.431 million. The aforementioned effects were partially offset by an increase in depreciation of fixed assets, increased prices of crude oil purchased to third parties, increased royalties (driven mainly by the higher prices of crude oil at the wellhead), higher costs of sales and general cost increases (mainly preservation, repair and maintenance costs, salaries and social security costs and costs of services rendered by third parties). This increase in costs is attributable mainly to our increased activity and price changes in Argentina.

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). As of the date of this annual report, technical evaluations are being carried out with the objective to determine both the date of commissioning of Topping C (the Company is using its best efforts to its implementation within 60 days from the date of the incident) as well as the reduced operational capacity as Coke A will not be recovered. The residual book value is not material. Our preliminary estimate is that processing capacity will be approximately 150 mbbl/d with Coke A not in operation. However, a new Coke A facility is already under construction and is expected to be commissioned by 2015, as explained below. We expect that to compensate for the missing production, we will need to import material additional volumes of fuels to continue to satisfy domestic demand. We may not be able to recover the total cost related to such imports. As of the date of this annual report, the Company is in the process of assessing the detailed financial and operating impacts of the incident and, consequently, the analysis of any actions needed to adapt our business strategy. In addition we are in the process of gathering the necessary information to give effect to the existing insurance coverage(See “Item 4. Information on the Company-Insurance-Argentine Operations”).

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

Strong economic growth in the world’s developed economies, favorable raw material prices from 2003 through the first half of 2008 and the implementation of new macroeconomic policies paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s real GDP growth rate decelerated in 2009 to 0.9%, but recovered in 2010 and 2011 growing by approximately 9% each year, according to preliminary data. The Argentine economy is expected to grow by 1.9% in 2012 according to preliminary data.

During 2012, the global economy continued to be affected by uncertainty regarding its recovery from the recession. Sizable fiscal and current account imbalances, as well as significant indebtedness in several euro area countries continued to hold back recovery in those economies, with potentially negative spillover effects for the rest of Europe. The distinctive feature observed during the last phase of the global crisis is the slowdown in growth in emerging countries. This behavior reflects both external and internal factors. Among the first is the reduction in trading volumes due to lower demand in advanced countries. Meanwhile, domestic demand in emerging nations, such as China and Brazil, was affected, among others factors, by the impact of contractionary policies adopted to negate the perceived potential “overheating” of their economies. According to the IMF’s estimates, in 2012, global economic growth reached 3.2%, although the rate of growth or, in some cases, contraction, varied significantly from region to region. Additionally, according to the IMF, global output is projected to expand by approximately 3.5% in 2013. During 2013, negotiations concerning the fiscal accounts in the United States could determine the trajectory of the world economy.

The price of crude oil oscillated during 2012. Despite the fact that the global economic outlook in the first quarter 2012 forecasted an increasing price trend, supply problems in eastern Africa and the North Sea and geopolitical problems, especially in the main producing countries, all of which resulted in a 14.17% increase in the price of Brent crude oil to U.S. $123.41 per barrel at the end of the first quarter (compared to U.S.$ 108.09 at the end of 2011). Notwithstanding the foregoing, the potential effects of the economic crisis related to the world’s major economies had an impact in economic activity, therefore affecting the price of oil, which fell to nearly U.S.$ 95 per barrel at the end of the second quarter of 2012. After the aforementioned decrease during the second half of 2012, the Brent Index price rose again, due to rising tensions between western countries and Iran over its nuclear program, reaching U.S.$110.8 at the end of 2012.

In Argentina, domestic fuel prices have increased over the past fiveyears, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the characteristics, and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed as a result of the increase in domestic fuel prices.

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the country’s bond indebtedness on which Argentina defaulted in 2002 has now been restructured. Certain creditors did not agree to the restructuring. In late October, 2012, the Second United States Circuit Court of Appeals in New York rejected an appeal by Argentina with respect to a claim of holders of debt swaps presented in 2005 and 2010 and in relation to the payment of the debt claimed by them. Subsequently, on November 21, 2012, the United States District Court for the Southern District of New York justice ordered Argentina to make a deposit of U.S. $ 1,330 million related to the aforementioned payment, which order was appealed by the country.The Second Circuit Court of Appeals New York did grant the request of Argentina and suspended the November 21 order. Recently, Argentina submitted to the Second Circuit Court of Appeals, as per its request, a proposed payment to bondholders that did not enter into swaps timely 2005 and 2010, which proposal has been rejected by the plaintiffs on April 19th, 2013, and is currently being analyzed by the courts. (see additionally “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”) Currently, Standard & Poor’s (S&P) credit rating for Argentina’s sovereign debt is “B-” (unsolicited rating), with a “negative” outlook since October 2012, while Moody’s, which rates Argentina’s sovereign debt at “B3”, has maintained its credit watch of Argentina as “negative” since October 2012.

Between 2004 and 2008, Argentina recorded consolidated primary budget surpluses of over 3% at both national and provincial levels according to INDEC. The consolidated primary surplus fell to 1.36% through 2009 owing to a general slowdown in economic activity before recovering to 2.3% in 2010, when government fiscal revenues outpaced growth in public expenditure, according to the Argentine Central Bank. During 2011, public revenues and expenses grew at an average rate of 32% and 25%, respectively, compared to 2010. In addition, according to the Central Bank, national tax revenues continued to grow during 2012. This increase was driven by taxes linked to local economic activity and employment. In 2013, national tax revenues are expected to continue to grow in line with the expected evolution of economic activity and trade flows, and primary expenditures are expected to slow their rate of expansion, mainly due to the partial and gradual elimination of subsidies. As a result, the consolidated primary budget surplus is expected to improve in 2013.

The annual wholesale price index, according to the INDEC, increased by 8.8% in 2008, 10.0% in 2009, 14.6% in 2010, 12.7% in 2011 and, based on preliminary data, 13.1% in 2012.

After a decline in trade in 2009, caused mainly by lower commodity prices and the effects of a severe drought, both exports and imports increased during 2010 and 2011. Industrial goods exports (in particular, related to the automotive industry) as well as agricultural exports boosted exports, while imports increased even further than exports, mainly as a result of increased economic activity, which resulted in higher demand for fuel, consumer and intermediate goods, and capital assets, according to the Argentine Central Bank. In 2012,. according to preliminary estimates by the INDEC (National Institute of Statistics and Census), the trade balance reached a surplus of U.S.$12.7 billion, representing an increase of 27% over the prior year. Total exports amounted to U.S. $ 81.2 billion, compared to U.S.$68.5 billion dollars spent on imports. These figures represented a slight decline in exports and a decrease of 7% for imports compared to 2011. According to the INDEC, 6.9% of the active population was unemployed in the third quarter of 2012, 0.2 percentage points higher than the 6.7% rate in the fourth quarter of 2011.

The exchange rate of the Argentine peso against the U.S. dollar as of December 31, 2012 was Ps.4. 92/U.S.$1.00, reflecting peso depreciation of approximately 14.4% compared to December 31, 2011. As of December 31, 2012, balance of Argentine Central Bank reserves amounted to approximately U.S.$ 43 billion.

We cannot predict the evolution of future macroeconomic events or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Energy consumption in Argentina has increased significantly since 2003. It must be noted, however, that in November 2011, the Government ordered the removal of certain subsidies to gas, water and electricity consumption. Continued growth in demand has led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, in the recent years, Argentina has increased its natural gas and refined products imports.

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel fuel and gasoline products for the periods indicated.

	Year Ended December 31,
	2012	2011
Crude Oil in Argentina
Production (mmbbl)	197.3	208.9
Exports (mmbbl)	21.8	21.7
Imports (mmbbl)	—	—
Diesel fuel in Argentina
Sales (mcm)(1)	14,076.4	14,680.2
Production (mmbbl)	11,978.2	12,091.5
Exports (mcm)	—	—
Imports (mcm)	1,348.7	1,994.8
Gasoline in Argentina
Sales (mcm)(1)	7,846.3	7,320.2
Production (mmbbl)	7,301.1	6,853.6
Exports (mcm)	—	1.3
Imports (mcm)	53.0	143.0

(1)	Includes domestic market sales.

Sources: Argentine Secretariat of Energy.

Policy and regulatory developments in Argentina, including the Expropriation Law

The Argentine oil and gas industry is currently subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that do not keep pace with those prevailing in international markets and that have usually been lower than prevailing international market prices; (ii) export and import regulations; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported; (v) increasingly higher investment and costs expenditure requirements in order to satisfy domestic demand; and (vi) increasingly higher taxes. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.” These governmental pricing and export administration and tax policies have been implemented in an effort to satisfy increasing domestic market demand. As discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•

Price administration. In order to support economic growth, the Argentine government has sought a number of policies and measures to limit increases in hydrocarbon prices which could affect directly final consumers. Notwithstanding the foregoing, and for certain products, the Government has implemented from time to time certain price and investment incentives which allowed companies to receive increased prices mainly in connection with investments and certain sales (See Gas programs and Refining Plus and Petroleum Plus programs). As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched increases or decreases at the pace of international and regional prices.

•

Export administration. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations partially restricting the export of certain hydrocarbon products. These regulations have impacted our export sales as described in “—Declining export volumes.”

•

Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices have surged. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

•

Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel fuel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Cost of sales.”

•

Gas programs. a) The Argentine Secretariat of Energy, by Resolution S.E. No. 24/2008 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program is not subject to the prices set forth in the Agreement 2007-2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas;” b) On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies are invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of 7.5 U.S.$ /MBTU for all additional natural gas injected.These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five (5) years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced.

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

•

Sworn declaration regarding imports. On January 5, 2012, the Federal Administration of Public Revenue ( “AFIP”) issued Resolution No. 3252, which requires importers to submit a sworn declaration prior to the placing of a purchasing order for all imports to Argentina, with effect from February 1, 2012. Depending on the nature of the goods to be imported as well as other criteria, certain State agencies may have access to this declaration and can raise objections. The criteria for the approval or rejection of the sworn declaration are not legally defined.

•

Cross-border services information reporting. On February 9, 2012, the AFIP issued Resolution No. 3276, which requires Argentine individuals and companies that employ the services of providers located outside of Argentina, where the fee for such services is equal to or greater than U.S.$100,000, to submit a sworn declaration in respect of such services, with effect from April 1, 2012.

During 2012, the Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission, which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that it may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and according to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17.319, the nullity or expiration of the concessions or permits.

Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,012/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Upon the passage of the Expropriation Law, the Argentine government gained control over the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law.”

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export administration, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price administration, generally not kept pace with international and regional prices. Notwithstanding the foregoing, and as a result of export taxes affecting hydrocarbon products (“Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government— Eploration and Production.”), net sale prices in the export market do not matterialy differ from those prevailing in the domestic market.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2012	2011
	(units sold)
Product
Natural gas (mmcm)	45	91
Gasoline (mcm)	184	290
Fuel oil (mtn)(1)	544	490
Petrochemicals (mtn)	335	334

(1)	Includes bunker oil sales of 544 and 490 mtn for the years 2012 and 2011, respectively.

Due to the decreased export product volumes indicated above, the portion of our net sales accounted for by exports decreased steadily in recent years. Exports accounted for 11.5% and 14.2%, of our consolidated net sales in 2012 and 2011, respectively. Export duties are accounted as tax expenses in our Audited Consolidated Financial Statements.

The Argentine government currently requires companies intending to export crude oil, diesel fuel and LPG to obtain prior authorization from the Argentine Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel fuel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel fuel have been substantially restricted.

International oil and gas prices and Argentine export taxes

Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices have surged. For a description of these taxes, reference prices and prices allowed to producers, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation.”

Export taxes have affected the profitability of hydrocarbon exportation. They have also contributed to a shift away from exports and towards domestic sales, as described in “—Declining export volumes,” and reduced the export parity prices.

Mature and green oil and gas assets

Most of the Company’s oil and gas producing fields in Argentina are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. This overall situation implies some challenges in order to replace our proved reserves from other categories of reserves. However, the continuous comprehensive technical review of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new fields developments in Argentine basins with the aim of achieving similar results that mature fields in other regions of the world which have achieved substantially higher recovery factors with new technology applications. Additionally, the Company has been completing the renewal of most of its concessions, and most recently with relatively more favorable terms and conditions, allowing us to develop certain strategic projects related to waterflodding, enhanced oil recovery and unconventional resources, which represent an important opportunity not only for the Company but also for Argentina.

During 2012, the Company continued delineating the potential of its main unconventional play, the Vaca Muerta formation in the Neuquina Basin. The Company has signed certain memorandums of understanding with potential partners aimed at developing the assets with a factory drilling approach to be implemented in the next few years. These memorandums of understandings are subject tocertain conditions precedent and are not in force as of the date of this filing.

We expect that unconventional developments will require higher investment in future years, principally in connection with the Vaca Muerta formation. These investments are expected to yield substantial economies of scale and to significantly increase recovery rates from this resource play. Other unconventional resource plays, exist in Argentina, which have positioned the country amongst the most attractive worldwide in terms of unconventional resource potential. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products.

In addition to producing our own fields we purchase crude oil and natural gas from third parties in an effort to maintain high utilization rates in our refineries. We are confident that YPF’s market leadership offers a unique opportunity to increase and upgrade refining capacity necessary to accommodate increasing crude oil production while substituting energy imports offers a similarly unique opportunity to market increasing natural gas production.

Cost of sales

Our cost of sales accounted for 74.8% and 73.2% of our consolidated revenues in 2012 and 2011, respectively. Our cost of sales increased between 2011 and 2012, mainly as a result of: increased purchases of crude oil from third parties, driven mainly by the increased oil price in the domestic market mainly during 2012; increased royalties, driven mainly by higher crude oil prices at the wellhead as a result of the foregoing; higher labor costs; higher costs related to the renegotiation of certain service contracts; and increased depreciation of fixed assets as a result of the higher investment in fixed assets and asset remeasurement in pesos, as a result of the functional currency of the Company.

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, sales of natural gas are still typically much higher in the winter to the residential sector of the Argentine domestic market, the prices for which are significantly lower than other sectors of the Argentine market. Notwithstanding the foregoing, on February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies are invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of 7.5 U.S.$ /MBTU for all additional natural gas injected.These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five (5) years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced.

Critical Accounting Policies

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 17,811. The application of such rules is mandatory for YPF for the fiscal year which began on January 1, 2012. Disclosures concerning the transition from Argentine GAAP to IFRS are provided in Note 16 1.b to our Audited Consolidated Financial Statements.

Our accounting policies are described in Note 1 to the Audited Consolidated Financial Statements. IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities in our financial statements. Actual results could differ from those estimates. We consider the following policies or matters to be most critical in understanding the judgments that are involved in preparing our Audited Consolidated Financial Statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

•	Functional and reporting currency. See Note 1.c.1) to the Audited Consolidated Financial Statements.

•	Impairment of long-lived assets. See Note 1.c.8) to the Audited Consolidated Financial Statements.

•	Depreciation of oil and gas producing properties. See Note 1.c.6) to the Audited Consolidated FinancialStatements.

•	Asset retirement obligations. See Note 1.c.6) to the Audited Consolidated Financial Statements.

•	Environmental liabilities, litigation and other contingencies. See Note 3 and 11 to the Audited Consolidated Financial Statements.

•	Income tax and deferred tax. See Note 10 to the Audited Consolidated Financial Statements.

In addition, for information regarding to our estimation of oil and gas reserves, see “Item 4 – Exploration and Production – Oil and Gas reserves.”

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net revenues

Revenues include primarily our consolidated sales of crude oil and natural gas and refined and chemical products net of the payment of applicable fuel transfer taxes and turnover taxes. Custom duties on exports are accounted as selling expenses in our consolidated results of operations. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted from net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note1.c.16= to the Audited Consolidated Financial Statements.

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the Year Ended December 31,
	2012	2011
	(in millions of pesos)
Inventories at beginning of year	6,006	3,748
Purchases for the year	17,974	17,679
Production costs(1)	32,374	25,354
Translation effect	835	368
Inventories at end of year	(6,922)	(6,006)

Cost of sales	50,267	41,143

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the Year Ended December 31,
	2012	2011
	(in millions of pesos)
Salaries and social security costs	3,229	2,430
Fees and compensation for services	251	247
Other personnel expenses	782	684
Taxes, charges and contributions	590	426
Royalties and easements	4,444	3,518
Insurance	208	160
Rental of real estate and equipment	1,315	943
Depreciation of fixed assets	7,832	6,141
Amortization of intangible assets	90	61
Industrial inputs, consumable material and supplies	1,447	989
Operation services and other service contracts	2,555	3,006
Preservation, repair and maintenance	5,690	3,988
Contractual commitments	212	88
Transportation, products and charges	2,002	1,211
Fuel, gas, energy and miscellaneous	1,727	1,462

Total	32,374	25,354

Other income/(expense), net

Other income/(expense), net principally include credits and charges for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Finance income/(expense), net

Finance income/(expense), net consist of the net of gains and losses on interest paid and interest earned and currency exchange differences.

Taxes

The effective income tax rates for the periods discussed in this annual report differ from the statutory tax rate (35%) mainly because of the registration of the deferred income tax as a result of the effect of applying the current tax rate (35%) on the difference generated between the tax basis of fixed and intangible assets (for which any reamesure from the original value in pesos is not acceptable under income tax law) and their book value under IFRS, measured in its functional currency and converted into pesos as described in Note 1.c1) to our Audited Consolidated Financial Statements. See Note 10 to the Audited Consolidated Financial Statements.

Results of Operations

Consolidated results of operations for the years ended December 31, 2012 and 2011

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2012	2011
	(percentage of net revenues)
Revenues	100.0	100.0
Cost of sales	(74.8)	(73.2)

Gross Profit	25.2	26.8
Administrative expenses	(3.3)	(3.2)
Selling expenses	(8.4)	(9.7)
(Expense)/ Other income, net	(0.8)	(0.1)
Exploration expenses	(0.9)	(1.0)

Operating Income	11.8	12.8

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively.

Domestic Market

Year Ended December 31,
	2012		2011
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas	12,176 mmcm	375/mcm	12,170 mmcm	341/mcm
Diesel fuel	8,029 mcm	3,409/cm	8,546 mcm	2,613/ cm
Gasoline	4,128 mcm	3,000/ cm	3,884 mcm	2,400/ cm
Fuel oil	736 mtn	2,467/ton	353 mtn	1,997/ton
Petrochemicals	609 mtn	3,210/ton	665 mtn	2,669/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Market

Year Ended December 31,
	2012		2011
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas	45 mmcm	3,096/mcm	91 mmcm	2,115/mcm
Gasoline	131 mcm	4,398/ cm	290 mcm	2,730/ cm
Fuel oil	544 mtn	2,777/ton	490 mtn	2,507/ton
Petrochemicals(2)	335 mtn	4,521/ton	334 mtn	4,038/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues in 2012 were Ps.67,174 million, a 19.5% increase compared to Ps.56,211 million in 2011. The evolution and behavior of the oil and gas market, in terms of volume traded among the market players, shows a direct link with the changes in the macroeconomic variables that affect Argentina, mainly in regard to our core products. Consequently, during 2012, the evolution of the main productive sectors in Argentina has been affected by, among others factors, the effects of adverse weather conditions that affected the agricultural sector during 2011 and 2012, which reduced the volume of diesel fuel sold to that sector. Notwithstanding the foregoing, the main causes of the increase in our revenues during 2012 include:

•

Sales of diesel fuel in 2012 had a positive net effect of approximately Ps. 5,000 million compared to 2011. The average price received by the Company for the mix of diesel fuel during 2012 increased by approximately 30% compared to 2011. The aforementioned effect was partially offset by an approximately 6% decrease in sale volumes of our product “Ultradiesel” fuel, although such decrease was partially compensated by an increase in our service stations sales of our new product Diesel 500.

•

An approximately 6.3% increase in the volume of gasoline sold in 2012 compared to 2011, as well as an approximately 25% increase in the average price of the mix of gasoline sold by the Company during 2012.

•

An approximately 108% increase in the volume of fuel oil sold in 2012 compared to 2011, primarily due to increased demand from the electricity generation sector, as well as an approximately 24% increase in the average price of fuel oil sold by the Company in Argentina in 2012 compared to 2011. Net revenues from sales of fuel oil considering domestic and export sales increased approximately Ps. 1,395 million in 2012 compared to 2011.

•

The volume of natural gas sold in Argentina during 2012 remained stable compared to 2011. However, the average price of natural gas sold by the Company increased by approximately 10% during 2012, resulting in an increase in income of approximately 420 million pesos.

As for the international reference price of crude oil, the average price of a barrel of Brent crude oil remained almost unchanged for 2012 over the average for 2011.

According to Notes Nos. 707/12 and 800/12 of the Argentine Secretariat of Energy received during February 2012, the Government suspended the Petroleum Plus program. As a result, during 2011 our operating result was adversely affected in an amount of approximately Ps. 431 million, by the reversal of the benefits accrued and not yet redeemed by YPF corresponding to such program, at the time of the suspension. In addition, during 2012, and considering the renegotiation of certain concessions, the Company recognized the effect of gas imbalances with certain third parties, in accordance with contractual rights, which represented a net positive effect of approximately 194 million pesos.

For further information on our net revenues for the years discussed above, see “—Results of operations by business segment for the years ended December 31, 2012 and 2011”

Cost of sales

Cost of sales in 2012 was Ps.50,267 million compared to Ps.41,143 million in 2011, representing a 22.2% increase. This increase was attributable to, among other things:

•

Increase in royalties, driven mainly by the higher crude oil prices at the wellhead. As a reference, the average purchase price in 2012 was U.S. $ 72.0 per barrel, while in 2011 it was U.S. $ 59.7. The increase had greater impact in pesos than in dollars, due to the average devaluation of 10.3% in 2012. Additionally, the amount of royalties increased in 2012 as a result of a 2.2% higher production of crude oil, and as a result of the increased rate of royalty applied to production from recently renewed concessions, such as in Mendoza at the end of 2011 and Santa Cruz at the end of 2012.

•

Increase in the cost of services rendered by third parties, mainly due to negotiations carried out by the Company with suppliers. In some cases, the increases involved the adjustment of tariffs which had not been changed since 2010, resulting in a cumulative impact on operating costs during 2012. Additionally, greater development activity occurred during 2012, related to both unconventional resources and our mature fields, resulting in an increase in operating costs in 2012

•	Wage increases primarily as a result of negotiations and agreements with labor unions.

•

Increases in depreciation of fixed assets by approximately Ps. 1,691 million, mainly as a result of higher crude oil production during 2012, higher capital expenditures and increased effect of currency translation.

•

During 2012 the Company purchased lower volumes of crude oil from third parties in an amount of approximately 772 mcm compared to the previous year, mainly as a consequence of lower production by the Company in the second quarter of 2011, as well as the reduced availability in the market of light crude oil from Neuquén in the first quarter of 2012. The average price for crude purchases from third parties, measured in pesos, increased approximately 34% in 2012 compared to 2011, mainly as a result of price negotiations among domestic producers and refiners in light of the market trend and, to a lesser extent, to the devaluation of the Argentine peso against the U.S. dollar, considering that such prices are set in U.S. dollars. Consequently, the net effect of the previously mentioned variations resulted in an increase cost to the Company of crude oil purchases of approximately 334 million pesos during 2012 compared to 2011;

•	In addition, during 2012 there were also lower imports of ultra diesel fuel and low-sulfur diesel fuel (Eurodiesel), although at higher prices compared to the year 2011.

•

Increases in volumes of purchases of biofuels (FAME and bioethanol) by approximately 23% in 2012 (to blend with our diesel fuel and gasoline, in compliance with current regulations) at higher prices than those recorded in the same period last year according to international prices for these products.

Selling expenses

Our selling expenses were Ps.5,662 million in 2012, compared to Ps.5,438 million in 2011, representing an increase of 4.1%. This increase was attributable mainly to increases in transportation expenses, primarily related to the increase in fuel freight rates in the domestic market, partially compensated by lower export taxes as a result of lower export volumes of virgin naphtha, light naphtha and liquefied gas in 2012

Administrative expenses

Our administrative expenses increased by Ps.410 million (22.5%) in 2012 compared to 2011 particularly due to increases in wages and related costs, driven mainly by wage adjustments produced during 2012, as well as increases in fees and compensation for services rendered by third parties mainly related to technology information service contracts and license expenses.

Other income/(expense), net

During 2012 other expenses net were negatively affected, by results related to our subsidiary YPF Holdings, derived from the progress of settlement negotiations with U.S. government agencies related to certain litigation proceedings, as well as the update of the estimated costs related to environmental provisions in accordance with new information and / or developments in site characterization, among other factors. Additionally, in 2011 we had recognized Ps. 135 million corresponding to the insurance compensation related to the accident occurred on the off-shore platform of the UTE Magallanes in 2010.

Operating income

Operating income in 2012 was Ps.7,903 million, compared to Ps.7,188 million in 2011, representing a 9.9% increase, due to the factors described above. Our operating margins (operating income divided by net sales) were 11.7% and 12.8% in 2012 and 2011, respectively.

Income (Loss) on long-term investments

Income (Loss) on long-term investments decreased Ps. 571 million in 2012 compared to 2011. Among other things, the main source of variation is related to the effect of the charges in connection with Resolutions No. 1982 and 1991 of ENARGAS on the operating activity of Mega, Refinor and Profertil. Additionally, Mega operational activity was adversely affected in 2012 by the impact of international prices of products that the company sells in foreign markets. As of the date this annual report, the Management of the Company is actively working with the aim of finding and finally agreeing with all parties, the viable alternatives to improve, if they are successful, the operation and performance of investments in these companies.

Financial income/(expense),

The financial results for the year 2012 were positive in the amount of Ps. 548 million, compared to negative amount of Ps. 287 million for the year 2011. Higher financial expenses, due to higher average debt and higher interest rates during the year 2012, were more than offset by the effect of the increase in positive exchange difference generated by the further devaluation of the Peso in 2012 compared to previous year, considering the functional currency of the Company and the peso monetary liability position of the Company. The average amount of borrowings for 2012 was Ps. 14,651 million ( Ps. 17.104 million as of December 31, 2012), while the average amount of borrowings for 2011 was Ps. 9,774 million (Ps. 12,198 million as of December 31, 2011). Also, as of December 31, 2012 the amount of cash and equivalents of the Company was Ps. 4,747 million, while as of December 31, 2011 it was Ps. 1,112 pesos.

Taxes

Income tax expense for the year 2012 reached Ps.4,663 million compared to Ps.3,141 million in 2011, representing an increase of 48.4%. Income tax expense in 2012 corresponds to current income tax in the amount of Ps.2,720 million (Ps. 2,495 million for the same period in 2011), and Ps.1,943 million (Ps.646 million for the same period in 2011) from deferred income tax mainly associated with translation differences of fixed assets, taking into account the functional currency of the Company and the income tax law.

For additional information on our income tax expense see Note 10 to the Audited Consolidated Financial Statements.

Net income

Net income for 2012 was Ps.3,902 million, compared to Ps.4,445 million in 2011, a decrease of 12.2% due to the factors described above.

Other Comprehensive income

Other comprehensive income for the year 2012 was Ps. 4,241 million, compared to Ps.1,852 million in 2011, representing an increase of 129.0%. This increase is mainly attributable to higher translation differences of fixed assets, taking into account the functional currency of the Company and changes in the exchange rate.

Based on the above, the total comprehensive income for the year 2012 was Ps. 8,143 million, compared to Ps.6,297 million for the year 2011, representing an increase of approximately 29.3%.

Consolidated results of operations by business segment for the years ended December 31, 2012 and 2011

The following table sets forth net revenues and operating income for each of our lines of business for the years ended December 31, 2012 and 2011:

	For the year ended December 31,
	2012	2011(*)
	(in millions of pesos)
Revenues(1)
Exploration and production(2)
Revenues	6,134	5,054
Revenue from intersegment sales (3)	27,060	19,996

Total exploration and production	33,194	25,050

Refining and marketing(4)
Revenues	57,694	47,926
Revenue from intersegment sales	1,910	1,766

Total refining and marketing	59,604	49,692

Chemical
Revenues	2,351	1,923
Revenue from intersegment sales	2,328	2,188

Total Chemical	4,679	4,111

Corporate and other
Revenues	995	1,308
Revenue from intersegment sales	1,243	651

Total Corporate and others	2,238	1,959

Less inter-segment sales and fees	(32,541)	(24,601)

Total revenues	67,174	56,211

Operating income (Loss)
Exploration and production	5,943	4,322
Refining and marketing	3,006	4,422
Chemical	913	835
Corporate and other	(2,493)	(1,760)
Consolidation adjustments	534	(631)

Total operating income	7,903	7,188

(*)	In accordance with IFRS.
(1)	Revenues are net to us after payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions”, as indicated in Note 2.k) to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.c.16) to the Audited Consolidated Financial Statement.
(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.
(4)	Includes LPG activities.

Exploration and Production

Exploration and production revenues increased to Ps.33,194 million in 2012 from Ps.25,050 million in 2011, representing an increase of 32.5%. Substantially all of our Exploration and Production oil sales went to our Refining and Marketing segment: intersegment revenues (substantially all of which relate to intersegment sales of crude oil) increased by Ps. 7,064 during 2012 compared to the prior year mainly as a result of an approximately 30% increase in the average intersegment price in pesos of a barrel of oil (an approximately 18% increase in U.S. dollars), which reflects the evolution of prices in domestic market for our different types of crude oil, as well as due to a 4.5% increase in volumes transferred. The average price of gas sold in the domestic market presented partial increases in the CNG and Industries segments, totaling additional revenues for Ps. 420. Additionally in 2011, Exploration and Production operating income had been impacted by the reversal of the balance recognized by the Company for Pretroleum Plus program, which was suspended at the beginning of 2012 for a total net amount of Ps 431 million pesos. Also during 2012, and from the renegotiation of concessions, the Company recorded the effect of credits for gas imbalances in its favor and in relation to other partners, all in accordance with contractual rights, all of which represented a positive net effect between the two periods of about Ps. 194 million pesos. Exploration and Production operating income reached Ps.5,943 million in 2012, a 37.5% increase from Ps.4,322 million in 2011. Increases in crude oil sales were partially offset by an increase in operating expenses. Segment operating expenses increased by approximately 31.5% due mainly to (i) a Ps. 1,423 million increase in fixed assets depreciation, mainly as a result of higher assets value under depreciation, (ii) a Ps. 1,286 million increase in expenses related to operation services and other repair and maintenance services contracts due to negotiations carried out by the Company with suppliers, as well as more activity developed in 2012, (iii) a Ps. 929 million increase in royalties paid, due mainly to the higher wellhead value of hydrocarbons produced (used as the basis for calculation of such royalties), expressed in pesos, , mainly as a result of the higher product prices in 2012 as previously mentioned, and also as a result of the increased rate of royalty which applied to production corresponding to recently renewed concessions, such as in Mendoza at the end of 2011 and Santa Cruz at the end of 2012; and iv) higher environmental expenses in Argentina by approximately Ps. 374 million.

Exploration expenses remained almost unchanged in 2012 compared to 2011, mainly due to the similarity of the amount of the exploratory expenses incurred in the Malvinas area in 2011 and those incurred in 2012 in connection with the abandonment according to unsuccessful result of the Jaguar well corresponding to our share in the offshore block of Georgetown, Guyana. Additionally, during 2012, exploration activity related to projects for conventional and unconventional resources in our country continued to be one of our strategic targets.

During 2012, average oil, condensate and liquids production increased by approximately 1.0% compared to 2011, reaching 275 mbbl/d. However, fiscal year 2011 should not be considered as a reference year in terms of production considering, among others, the work stoppages that affected our production in such year and for which previous management did not apply effective measures. Natural gas production in 2012 decreased by 2.1% to 1,179 mmcf/d from 1,208 million cubic feet per day in 2011 (33.4 and 34.2 million cubic meters per day in 2012 and 2011, respectively). This decrease was mainly attributable to the natural decline in the production curve resulting from the continuing overall maturity of our fields. According to what was previously mentioned, the total production of oil, condensate, liquids and natural gas, expressed in barrels of oil equivalent, amounted to 177 million in 2012 (approximately 485 thousand barrels per day), compared with 178 million in 2011 (about 488 thousand barrels per day).

Refining and Marketing

Refining and Marketing net revenues in 2012 were Ps.59,604 million, a 19.9% increase compared to Ps.49,692 million in net revenues recorded in 2011. This increase was attributable, among other factors, to the following:

•

An approximately 6.0% decrease in the volume sold of diesel fuels, especially in our Ultradiesel in almost all business segments, partially offset by an increase in the volume sold of our new product, Diesel 500, in the service station segment. Additionally, the price of all types of diesel fuels sold domestically increased approximately 30%.

•

An approximately 6.3% increase in the volume of gasoline sold, as well as price increases in the mix of gasoline sold locally of about 25%. The net effect of the aforementioned variations accounted for an increase in revenues of approximately Ps 3.1 billion in 2012 compared to 2011.

•	An approximately 108% increase in domestic fuel oil sales, mainly for power generation. Additionally, the domestic sale price of fuel oil increased in average by approximately 24% in 2012.

Operating income in 2012 was Ps.3,006 million compared to Ps.4,422 million for the previous year, representing a 32% decrease. Increases in gasoline volumes sold in domestic market and in diesel fuel and gasoline local prices were more than offset by increased operating expenses, which increase was attributable, among other factors, to the following:

•

A 30% increase in the average price paid for purchases of crude oil from third parties as well as from our Exploration and Production business segment (which purchases account for approximately 90% of our Refining and Marketing business segment’s operating costs). This increase reflected the adjustments made in crude oil prices in the domestic market among local producers, considering the evolution of the market and differences in the quality of crude oil.

•	A decrease in imports of regular diesel fuel and low-sulfur diesel fuel (Eurodiesel), offset by higher prices compared to 2011.

•

A 23% increase in the volume of biofuels purchased (FAME and bioethanol) to be incorporated into the fuel and gasoline sold by the Company, in compliance with current regulations (Law 26,093). Additionally, the price of such biofuels (particularly bioethanol) increased in 2012.

•

A 15% increase in refining cost (other than crude oil purchases) during 2012, to Ps.26.3 per barrel in 2012 compared to Ps.22.9 per barrel in 2011. This increase was mainly attributable to increases in (i) contracted service fees for repair and maintenance of our refineries, (ii) crude and product transportation fees and use of port facilities, (iii) the cost of electricity, water and steam and raw materials which are primarily driven by general economic conditions, and (iv) wage increases.

During 2012, the utilization capacity of our refineries was approximately 288 thousand barrels of oil per day, representing an increase of approximately 1.4% compared to 2011. It is worth noting however, that the utilization capacity of our refineries increased by approximately 4.8% in the second half of 2012 compared to the second half of the previous year.

Chemical

Net revenues increased 13.8% to Ps.4,679 million in 2012 compared to Ps.4,111 million in 2011. This increase was attributable mainly to increased sales prices in the domestic market, particularly with respect to methanol and aromatic products lines, and increased exports of methanol, alcohols and solvents. Additionally, the sales prices of octane bases and methanol increased, which products are used in the production of liquid fuels, to the Refining and Marketing business unit.

Operating income increased 9.3% to ed Ps.913 million in 2012, compared to Ps.835 million in 2011 because higher margins in various aromatic products lines processed at CIE and in our Methanol Plant.

Corporate and others

In 2012, operating loss for administrative expenses and other expenses reached Ps.2,493 million, a 41.6% increase compared to 2011, particularly due to higher salaries and related charges, increases in fees and compensation for services, higher technology information services and licenses expenses and the lower operating income of our controlled company A-Evangelista S.A. primarily due to the recognition of lower margins in the development of long-term construction operations the cumulative impact of which affected A-Evangelista S.A.’s results for 2012. In addition, the results of this segment were negatively affected by the environmental expenses incurred by our subsidiary YPF Holdings (incremental negative effect of approximately Ps. 249 million in 2012) in accordance with the progress of settlement negotiations with U.S. government agencies related to litigation, as well as the update of the estimated costs related to environmental provisions in accordance with new information and / or advancement in sites characterizations.

Liquidity and Capital Resources

Financial condition

Total debt outstanding as of December 31, 2012 and 2011 was Ps.17,104 million and Ps.12,198 million, respectively, consisting of short-term debt (including the current portion of long-term debt) of Ps.5,004 million and long-term debt of Ps.12,100 million as of December 31, 2012, and short-term debt of Ps.7,763 million and long-term debt of Ps.4,435 million as of December 31, 2011. As of December 31, 2012 and 2011, approximately 52% and 83%of our debt was denominated in U.S. dollars, respectively.

In the past we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2012, we had repurchased approximately U.S.$ 91.08 million of our outstanding bonds. We may, from time to time, make additional purchases of, or effect other transactions relating to, our publicly-traded bonds if, in our own judgment, the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Year Ended December 31,
	2012	2011
	(in millions of pesos)
Net cash flows provided by operating activities	17,301	12,686
Net cash flows used in investing activities	(16,403)	(12,158)
Net cash flows provided by (used in) financing activities	2,654	(1,844)
Effect of changes in exchange rates on cash and equivalents	83	102

Net increase/(decrease) in cash and equivalents	3,635	(1,214)
Cash and equivalents at the beginning of period	1,112	2,326
Cash and equivalents at the end of period	4,747	1,112

Net cash flow provided by operating activities was Ps.17,301 million in 2012, compared to Ps.12,686 million in 2011. This increase was primarily attributable to higher operating income before depreciation of fixed assets in 2012 compared to 2011, as explained above. In our opinion, given the high operating income of the company, we consider that our working capital is sufficient for the company’s present requirements.

Our principal uses of cash in investing and financing activities during 2012 included Ps.16,403 million for investments in fixed assets, which relate mainly to investments made by our Exploration and Production unit and investment in our refineries. Our net cash flows provided by financing activities increased by Ps. 2,654 million as a result of corporate borrowings. Our principal uses of cash in investing and financing activities in 2011 included Ps.12,158 million for investments in fixed assets, which relate mainly to investments made by our Exploration and Production unit, as well as net debt repayment totaling Ps.1,844 million and the payment of dividends amounting to Ps.2,753 million.

In the shareholders’ agreement entered into by Repsol YPF and Petersen Energía in connection with the Petersen Transaction, they had agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. In 2011 we paid Ps. 5,565 million (Ps. 14.15 per share) with respect to 2010 earnings. However, after the passage of the Expropriation Law, at our Shareholder’s meeting held on July 17, 2012 a dividend of Ps. 303 million (Ps. 0.77 per share or ADS) was authorized for payment during 2012. Recently the Company approved its Strategic Plan 2013-2017 which provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with such strategy.

The Shareholder’s meeting held on January 8, 2008, approved a Medium Term Notes Program for an amount up to U.S.$ 1,000 million. On September 13, 2012, the Shareholders meeting approved the increase of the amount of the program, mentioned above, for an amount of U.S.$ 2,000 million, totalizing a maximum nominal amount in circulation at any time under the program of U.S.$ 3,000 million, or its equivalent in other currencies, and providing the use of the proceeds, to cover all alternatives contempleted by Article 36 of Law No 23,576 of Negotiable Obligations and Supplementary rules.

Under such Medium-Term Notes Program, on September 24, 2009, the Company issued the Class I Notes at variable interest, with final maturity in 2011, for an amount of Ps. 205 million . On March 4, 2010, the Company issued under such program the Class II at variable interest, with final maturity in 2011, for an amount of Ps. 143 million and the Class III at fixed interest, with final maturity in 2013, for an amount of U.S.$ 70 million. Also, on June 21, 2011 the Company issued Class V at variable interest, with final maturity in 2012, for an amount of Ps. 300 million. As of December 31, 2012, the Company has fully complied with the use of proceeds disclosed in the pricing supplement relating to the classes of notes previously mentioned, and Class I and Class V have been fully paid. As of the date of this annual report, Class III has been fully paid. Additionally, on September 14, 2012, the Company issued Class VI at fixed interest, with final maturity in 2013, for an amount of Ps. 100 million, and Class VII and VIII at variable interest with final maturity in 2014 and 2015, for an amount of Ps. 200 million and Ps. 1,200 million, respectively. Additionally, on October 19, 2012 the Company issued notes Class IX and X at fixed interest with final maturity in 2014 and 2016, for a total amount of U.S.$ 129.8 million and U.S.$ 293.4 million, respectively, which were subscribed and will also be paid in Pesos according to the exchange rates established under the conditions of each issued class and in force at each time. On November 13, 2012, the Company completed the issuance of Class XI with floating rate, maturing on 2017 for an amount of Ps. 750 million and on December 4, the Company completed the additional issuance of Class XI for an amount of Ps. 1,360 million, making the total amount of Class XI Ps 2,110 million. Then, on December 18, the Company issued the Class XII with fixed rate, maturing on 2013 for an amount of Ps. 150 million. Finally on December 20th the company completed the issuance of Class XIII with floating rate, maturing on 2018 for a total amount of Ps.

2,328.3 million. On the same date, the Company also issued the additional Class X for an amount of 258.3 million dollars, increasing the amount issued of this class to 551.7 million dollars. After the year ended on December 31, 2012, during March 2013, the Company completed the issuance of Class XIV with fixed rate, maturing on 2014 for an amount of Ps. 300 million and Class XIII for an amount of Ps. 500 million. In addition the company completed the issuance of Class XV with fixed rate, maturing on 2014 for a total of approximately 229.7 million dollars which was fully subscribed and will also be paid in Pesos according to the exchange rates established under the terms of the series. Furthermore, on April 26, 2013 the Company completed the pricing of Class XVII at variable rate, with final maturity on April 2020 for a total amount of Ps. 2,250 million, Class XVIII, at fix rate, maturing on April 2015, for an amount of U.S.$ 61 million and Class XIX, at fix rate, maturing on April 2017, for an amount of U.S.$ 89 million.

All above mentioned issuances are within the program of U.S.$ 3,000 million, or its equivalent in other currencies. In addition, our Board of Directors in its meeting held on March 11, 2013 approved a proposal for increasing the amount of the program mentioned above for an amount of U.S.$ 2,000 million, totalizing a maximum nominal amount in circulation at any time under the program of U.S.$ 5,000 million, or its equivalent in other currencies. Such proposal will be considered by our next Shareholder’s meeting to be held on April 30, 2013. As of the date of this annual report, total outstanding notes under the program amount to U.S.$ 2,243 million (Ps. 11,604 million). However, on April 30th, once the issuance of classes XVII, XVIII and XIX has been completed, total outstanding notes under the program will amount to U.S.$ 2,828 million (Ps. 14,633 million).

All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2012, plus accrued but unpaid interest through December 31, 2011:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Debt	17,104	5,004	2,496	1,745	4,316	2,339	1,204

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the years indicated below, as of December 31, 2012:

Contractual Obligations	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
	(in millions of U.S.$)(5)
Debt(1)	4,614	1,178	1,564	1,352	520
Operating Lease Obligations	485	214	231	29	11
Purchase Obligations(2)	2,040	776	827	311	126
Purchases of services	1,240	401	506	222	110
Purchases of goods	801	375	320	89	16
LPG	—	—	—	—	—
Electricity	71	13	25	25	8
Gas	7	7	—	—	—
Oil	419	124	248	46	—
Steam	44	7	15	15	7
Others	260	224	32	4	—
Other Liabilities(3)(6)	5,833	3,227	603	588	1,415

Total(3)(4)	12,973	5,395	3,225	2,281	2,072

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2012 for all periods. See additionally Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$615 million as of December 31, 2012, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, we are also committed to carry out exploration activities in certain exploration areas and to make certain investments and expenditures until the expiration of some of our concessions. These commitments amounted to approximately U.S.$25,002 million as of December 31, 2012.
(5)	The table is presented in U.S.$, which is the Company’s functional currency, and not in its reporting currency, as the majority of the Company’s contractual obligations are originally denominated in U.S.$.
(6)	Includes accounts payable, salaries and social security, taxes payable, provisions for pensions, provisions for environmental liabilities and provisions for hydrocarbon wells abandonment obligations as set forth in our audited consolidated financial statements included as of December 31, 2012

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided” below.

Covenants in our indebtedness

Our financial debt generally contains customary covenants. With respect to a significant portion of our financial debt totaling Ps.17,104 million, including accrued interest (long—and short-term debt) as of December 31, 2012, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 14% of our financial debt outstanding as of December 31, 2012 was subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Upon an event of default, regarding our outstanding debt amounting to Ps.17,104 million as of December 31, 2012 (Ps.18,754 million as of the date of this annual report, which does not include issuances of Notes classes XVII, XVIII and XIX which amount to Ps. 3,026 million to be completed on April 30th, 2013), the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, the part of any of our consolidated subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated. As of the date of this annual report none of our debt is under any event of default that could trigger an acceleration provision. In connection with the change of control of the Company as a result of the Expropriation Law all waivers have been obtained.

Guarantees provided

As of December 31, 2012, we had signed a guarantee in relation to a loan that Central Dock Sud S.A. had borrowed from the European Investment Bank in 2001. As of December 31, 2012 the carrying amount (and maximum potential amount of future payments) of the guarantee was approximately U.S.$4.79 million, consisting of U.S.$4.39 million of principal, plus a 9% cap which covers any sum of interest, commission, liquidated damages, charge or expense or any other sum which is expressed to be payable by the borrower to the bank. The guarantee triggers in the event of a lack of payment of any guaranteed amount by Central Dock Sud S.A. The corresponding loan matures in 2013.

Furthermore, as of December 31, 2012, we have issued letters of credit in an aggregate total value of U.S.$27 million (as of the date of this annual report this amount remains unchanged) to guarantee certain environmental obligations and guarantees in an aggregate amount of U.S.$12.74 million (approximately U.$.$ 51.20 million as of the date of this annual report) in relation with the performance of contracts of certain of our controlled companies.

Capital investments, expenditures and divestitures

Capital investments and expenditures

Capital investments in 2012 totaled approximately Ps.16,040 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2012 and 2011.

	2012		2011
	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments
Exploration and Production	11,673	73	8,919	69
Refining and Marketing	3,317	21	2,879	22
Chemicals	906	6	935	7
Corporate and Other	144	1	235	2

Total	16,040	100%	12,968	100%

On August 30, 2012, we approved and announced the Strategic Plan 2013-2017 establishing the basis of our development for the years to come. Such plan intends to reaffirm our commitment to creating a new model of the Company in Argentina which aligns our objectives, seeking profitable and sustainable growth that generates shareholder value, with those of the country, thereby positioning YPF as an industry-leading company aiming at the reversal of the national energy imbalance and the achievement of hydrocarbon self-sufficiency in the long term.

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) the expectation related to the existence of large volumes of unconventional resources in Argentina according to estimations of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located in, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives will require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth will be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and acquire debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products.

Capital divestitures

We have not made any significant divestitures in the past three years.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements. Our only off-balance sheet arrangements are those described in “—Liquidity and Capital Resources—Guarantees provided.”

Research and Development, Patents and Licences, etc.

For a description of our research and development policies, see “Item 4. Information on the Company—Research and Development”.

ITEM 6.	Directors, Senior Management and Employees

Management of the Company

On April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Office, which provided for the temporary intervention of the Company (the “Intervention”) for a period of thirty (30) days, with the aim of securing the continuity of its business and the preservation of its assets and capital, securing the provision of fuel and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s bylaws on the Board and/or the President of the Company were temporarily granted to Julio M. De Vido, the Intervenor who performed the functions of our Principal Executive Officer and Principal Financial Officer until the General Shareholders Meeting held in June, 4th, 2012, when a new Board of Directors was appointed.

On May 3, 2012, the Argentine Congress enacted the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal Government and 49% to the Governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed.

The Expropriation Law states that YPF shall continue as a publicly traded corporation and the management of the shares subject to expropriation shall be carried out according to the following principles: (i) strategic contribution of the Company to the aims established in the Expropriation Law; (ii) the management of the Company in accordance with the best industry and corporate governance practices, preserving the interests of the Company’s shareholders and creating value for them; and (iii) the professional management of the Company.

On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. Furthermore, on June 4, 2012, the Ordinary Shareholders’ meeting appointed the new members of the Board of Directors of the Company, thus concluding the intervention of the Company.

The information provided below describes the composition and responsibilities of our Board of Directors and committees as of the date of this annual report.

In compliance with the provisions of the Expropriation Law, the CNV convened a general shareholders’ meeting held on June 4, 2012. The removal of all regular members and alternate members of our Board of Directors and our Supervisory Committee was approved. In addition, such general shareholders’ meeting fixed the number of regular and alternate members of our Board Directors and Supervisory Committee and appointed their new regular and alternate members. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The information provided below describes the composition and responsibilities of our Board of Directors and committees as of the date of this annual report.

Board of Directors

Composition of our Board of Directors

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

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary meeting held on June 4th, 2012, our Board of Directors is composed of 17 directors and 11 alternates.

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

The current members of our Board of Directors, the year in which they were appointed and the year their term of appointment expires is as follows:

Name	Position	Age	Director Since	Term Expiration
Miguel Galuccio	Chairman, Chief Executive Officer (CEO) and Director	44	2012	2013
Eduardo M. Basualdo	Director	67	2012	2013
Héctor Walter Valle	Director	77	2012	2013
José Iván Brizuela	Director	39	2012	2013
Gustavo Alejandro Nagel (4)	Director	45	2012	2013
Roberto Ariel Ivovich	Director	39	2012	2012
Oscar Alfredo Cretini	Director	55	2012	2013
Walter Fernando Vazquez	Director	45	2012	2013
Ricardo Luis Saporiti(1)	Director	61	2013	2013
Manuel Arévalo(2)	Director	61	2013	2013
Sebastián Uchitel	Director	41	2012	2013
Rodrigo Cuesta	Director and Legal Affairs Executive	38	2012	2013
Luis García del Río (4)	Director	46	2012	2013

Fernando Dasso	Director and Human Resources Executive Director	46	2008	2013
Fernando Giliberti	Director	46	2012	2013
Carlos Alfonsi	Director and Downstream Executive Director	52	2008	2013
Axel Kiciloff(3)	Director	41	2012	2013
Sergio Affronti	Alternate Director and Director of Shared Services	43	2012	2013
Ricardo Dardo Esquivel	Alternate Director	64	2012	2013
Luis Alberto Rafael Bontempo	Alternate Director	56	2012	2013
Carlos Héctor Lambré	Alternate Director	64	2012	2013
Francisco Ernesto García Ibañez	Alternate Director	48	2012	2013
Carlos Agustín Colo	Alternate Director	55	2012	2013
Gerardo Andrés Doria Muñoz	Alternate Director	41	2012	2013
Pablo Blanco Perez (4)	Alternate Director	42	2012	2013
Patricia María Charvay	Alternate Director	30	2012	2013

(1)	Assumed as Director at the Board of Director’s meeting held in January, 17th, 2013, replacing Mr. Oscar Lamboglia.
(2)	Assumed as Director at the Board of Director’s meeting held in January, 17th, 2013, replacing Mr. Guillermo Pereyra.
(3)	Representing our Class A shares.
(4)	As of March, 25 2013, the person owns less than one percent of our Class D shares.

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, was elected by the Board of Directors in the meeting held on June, 4th, 2012. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

Outside business interests and experience of the members of our Board of Directors

Miguel Galuccio

Mr. Galuccio holds a degree in oil engineering from the Technological Institute of Buenos Aires. Until April 16, 2012, Mr. Galuccio was part of the management team of Schlumberger in London. He has more than 20 years of international experience in the oil and gas industry. During his career at Schlumberger, he held the positions of Real Time Reservoir Manager, Mexico and Central America General Manager, President of Integrated Project Management – IPM and President of Production Management. In 2011, he created the strategic “Schlumberger Production Management” division, based in London, which he led until joining YPF. Throughout his career at Schlumberger, Mr. Galuccio led companies and working teams in the United States, Middle East, Asia, Europe, Latin America, Russia and China. Prior to joining Schlumberger, he worked at YPF where he participated in the Company’s internationalization process as Manager within Maxus Energy. During his career at YPF, he held among others the positions of Development Manager – YPF Division South, Asset Manager Advisor at Maxus – YPF International and Business Unit Manager at Maxus – YPF International. On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention period, and is the Chairman of the Company appointed by the General Shareholders Meeting held in June 4th, 2012 and CEO appointed by the Board of Directors meeting held in same date.

Axel Kicillof

Mr. Kicillof graduated with a degree in economics with a focus on the public sector, from the School of Economic Sciences of the University of Buenos Aires, from which he subsequently received a Ph.D. in economics. He has extensive experience as an undergraduate and graduate professor. He was a head researcher at the Institute of Economic Research of the University of Buenos Aires, a researcher of the Argentine National Scientific and Technical Research Council (“CONICET”), director of the UBACYT E017 research project “Argentina After the Convertibility Collapse, Continuities and breakouts: A new growth standard.” He was the assistant director of the IIE’s Center of Studies for Development Planning, University of Buenos Aires, and a researcher of the Center of Studies for Argentine’s Development. Since December 2011, his official designation has been as the Secretary of Economic Policy and Development Planning at the Argentine National Ministry of Economy and Finance. Mr. Kicillof was elected as the representative of the Class A shares held by the Argentine federal Government.

Eduardo M. Basualdo

Mr. Basualdo graduated with a degree in Economics and social sciences from the Argentine Catholic University, and with a Ph.D. in history from the School of Philosophy and Arts of the University of Buenos Aires. He is currently a member of CONICET’s Scientific Researcher program. Additionally, he is the principal researcher and coordinator of the Economic and Technological Area of the Latin America School of Social Sciences and part of that school’s Academic Committee. He is a candidate for a master’s degree in political economics, with a major in Argentine economics, and he is the curator of literature on Argentine political economics. He is a member of the Executive Committee of the Center of Legal and Social Studies, a member of the Board of Grading and Promotion of CONICET’s Scientific Researcher program, and coordinator of the Center of Research and Education of the Argentine Republic with assignment to the Secretary General’s Office at the Argentine Worker’s Central Union.

Héctor Walter Valle

Mr. Valle graduated with a degree in political economics from the University of Buenos Aires. He majored in economic and social planning at the Latin American Institute of Economic and Social Planning and has a specialization in “Problems of Economic Development and Foreign Trade” from the University of Grenoble. Among other positions, he has been an assistant vice-president of the Economic Science Professional Association of the City of Buenos Aires, the president of the Economic Commission of the Economic Science Professional Association of the Federal Capital and a board member of the Economic Science Graduate Association of the Federal Capital. He has been the president of Development Research Foundation since 1991, and from January 2005 to June 2012, he was the president of the Argentine National Fund for the Arts.

José Ivan Brizuela

Mr. Brizuela graduated from the University of Buenos Aires with a degree in administration with a focus in finance and a degree in sociology with a focus in sociology and culture. He has been, among others, a financial system senior consultant at Alpha Estudio de Economía; the director of the Agency for Development and Investments at the Argentine National Ministry of the Economy, the coordinator general of the United Nations Development Program, a representative of the Secretariat of Energy at Nucleoeléctrica Argentina S.A., and a representative of the Industry’s Secretariat’s Office. In 2004, he founded Sociedad Brisa de Argentina S.A., where he is currently Director.

Carlos Alfonsi

Mr. Alfonsi graduated with a degree in chemistry from Argentina’s Technological University of Mendoza. Additionally, he has a degree in IMD Managing Corporate Resources from Lausanne University and has studied at the Massachusetts Institute of Technology. Since 1987, he has held various positions at our Company, serving as an operations manager; the director of the La Plata refinery; operation planning director; director of commerce and transportation for Latin America; director of refinery and marketing in Peru; country manager for Peru; and R&M for Peru, Chile, Ecuador and Brazil. Currently, Mr. Alfonsi is our Downstream Excecutive Director.

Gustavo Alejandro Nagel

Mr. Nagel graduated as an industrial engineer with a major in mechanics from the National University of the Comahue in Neuquén, and was awarded a master’s degree in business administration from the International School of Business. He has served as the head of Teams and Maintenance, Southwest Affiliate, Service and Operations team leader in Venezuela, a business area manager (Neuquén – Mendoza – Rosario), a manager at Oil and Gas Argentina and Bolivia, and the general manager for the Andean Region at Gas y Petróleo del Neuquén S.A. He was the assistant secretary of planning and public services in the Province of Neuquén. Currently, he is the director representative for the Province of Neuquén at Hidroelectrica Piedra del Águila, as well as the director of exploration and production at Gas y Petróleo del Neuquén S.A.

Roberto Ariel Ivovich

Mr. Ivovich graduated as a certified public accountant from the National University of Córdoba. He has served as the investment project auditor of the Federal Investment Council and as an accounting consultant for the Municipality of El Calafate, Santa Cruz, in the area of collections. Currently he is the appointed representative for the Province of Santa Cruz before the Federal Commission of Tax Responsibility. Additionally, he is part of the Federal Tax Commission and the Minister of Economy and Public Works of the Province of Santa Cruz.

Oscar Alfredo Cretini

Mr. Cretini graduated with a degree in geological sciences from the School of Exact and Natural Sciences of the University of Buenos Aires. He also has a master’s degree in business administration, with a major in business and the environment from the School of International Business of the University of Belgrano. He has, among others, been the chief geologist for uranium/thorium exploration and the Saint George Gulf Basin, Province of Chubut, Tronco Amblayo Basins, Salta, Paraná Basin in Paraguay and Jurassic Basin in Colombia; and a senior consultant to the Alternate President of the Honorary Federal Senate, in fuel energy and mining. He was also a professional consultant for the program, “Report of the Environmental Impact of the Exploratory Well and Exploitation of Oilfields of YPF, Saint George Gulf Basin”, and a local affiliate of the GEA Group, Provinces of Chubut and Santa Cruz.

Walter Fernando Vázquez

Mr. Vázquez earned a law degree from the National University of Córdoba. Among other positions, he was Ministerial Advisor to the Argentine National Ministry of Economy and Finance in charge of the implementation and start-up of the Argentine Mining Sector Support Plan, Principal Member of the Federal Mining Council and Undersecretary of Hydrocarbons, Mining and Energy of the Province of Mendoza. Currently, he is a Principal Member of the OFEPHI, Principal Member of the Federal Mining Council and Representative of the Province of Mendoza on the Dioxitek S.A. Board.

Sebastían Uchitel

Mr. Uchitel earned the title of Analyst in Computers at the School of Exact and Natural Sciences of the University of Buenos Aires, and a Ph.D. in computers from the School of Engineering, Imperial College in London. Among other positions, he was a full-time regular adjunct professor in the Computer Department, School of Exact and Natural Sciences of the University of Buenos Aires, teaching assistant of the Department of Computers, Imperial College in London, associate investigator, Department of Computers, Imperial College in London, and founding partner and director of Lemma Informática S.R.L. He was also a part-time associate professor of the Department of Computers, Imperial College in London and independent investigator at CONICET.

Rodrigo Cuesta

Mr. Cuesta earned a law degree from the School of Law and Social Science of the University of Buenos Aires and a master’s degree in administrative law from Austral University. Among other positions, he was legal advisor at the National Legal Affairs Office of the Office of the Attorney for the Argentine’s Treasury, Secretary General of the Aerolíneas Argentinas Group and Assistant Comptroller General of Argentina. Currently, he is our Legal Affairs Director.

Fernando Giliberti

Mr. Giliberti earned a certified public accountant degree from the Argentine Catholic University, an MBA from the Argentine University of the Enterprise, a Postgraduate Diploma in Management and Economics of Natural Gas from the College of Petroleum Studies, Oxford University, and master’s degree in the Science of Management, from the Sloan Program at Stanford University. Among other positions, he previously served at YPF as head of accounting and finance at our headquarters in Mendoza, and as South Division Business Support Manager of the El Guadal-Lomas del Cuyo Pilot Economic Unit, Business Development Manager and Exploration and Production Business Development Director. In San Antonio (Pride International), he was South Division Business Support Manager and vice president at the Latin America Business Unit and vice president of Business Development at Pioneer Natural Resources of Argentina. In 2006, he founded Oper-Pro Services S.A., of which he is the current President. Currently, he is our Strategic Planning and Business Development Director.

Fernando Dasso

Mr. Dasso earned a degree in labor relations from the University of Buenos Aires. In 1993, he joined our Company and has held various positions within our Company since then. In 2006, he was appointed Human Resources Directors at the Argentina, Bolivia and Brazil Exploration and Mining Unit. Currently, he is our Human Resources Director.

Luis García del Río

Mr. García del Río earned a law degree from the School of Law and Social Science of the Sevilla University (Spain). Among other positions, he acted as an attorney for the Spanish National Government and Governmental agencies from 1993 to 2001, legal advisor to different areas of Repsol between 2001 and 2008. In May 2008 he became a partner of the law firm García del Río & Larrañaga Abogados where he currently practices law.

Patricia María Charvay

Ms. Charvay earned an economics degree and a doctorate degree in Economics from the University of Buenos Aires. Among other positions, she previously served as a consultant for the Council of Coordination of Social Policies. Currently she represents the Argentine federal Government serving as a director in several companies, among others Edenor S.A. and Endesa Costanera S.A., and she is a secretary of Economic Policies and Development Planning for the Argentine National Ministry of Economy and Finance. Ms. Charvay was elected as alternate Director representative of the Class A shares at the proposal of the Argentine federal Government.

Sergio P. Affronti

Mr. Affronti earned a certified public accountant degree and a degree in business administration from the Argentine Catholic University, and a degree from the Management and Engineering Program of the University of Texas, Austin. Among other positions, he acted as manager for regional administration and planning for YPF upstream from 1998 to 2001, manager for Repsol upstream in strategic upstream planning in Latin America between 2002 and 2004, manager for purchases and hiring for Repsol Upstream between 2004 and 2006, director of Planning and Control for Europe, Asia and Africa for Repsol upstream between 2006 and 2008, country manager for Repsol upstream in Ecuador between 2008 and 2010, and director for corporate development for Repsol upstream in Spain from 2011 to May 2012. Currently he is our Shared Services Director.

Ricardo Dardo Esquivel

Mr. Esquivel earned a degree in technical industrial chemistry from the ENET N°1, in the city of Río Tercero, Province of Córdoba. Among other things, he served as an auditor for oil services agreements, the director of hydrocarbons for the Province of Río Negro and its representative on the OFEPHI, and a provincial deputy in that province between 1999 and 2003. He also served as vice-president for the Provincial Hydrocarbon Development Company of the Province of Neuquén. Currently, he serves as a director of Gas y Petróleo del Neuquén S.A.

Luis Alberto R. Bontempo

Mr. Bontempo earned a degree in architecture and urban planning from the University of Buenos Aires. Among other positions, he served as director of urban planning, Government secretary, secretary of planning, and as an advisor to the mayor of the City of Caleta Olivia, in the Province of Santa Cruz. In 2003, he served as the Chief Cabinet Minister for the Argentine National Secretary of Public Works. He currently serves as the Argentine National Sub-secretary for Urban Planning and Housing.

Carlos Héctor Lambré

Mr. Lambré earned an oil engineering degree from the San Juan de Bosco Patagonia National University. Among other positions, he served as a manager in the Saint George Gulf Basin Unit for Pan American Energy, general manager for Terminales Marítimas Patagónicas S.A. (TERMAP S.A.), director of Amoco Argentina Oil Company, general director for the Hydrocarbon and Mining Secretary in Chubut. Currently he serves as the sub-secretary for the Ministry of Hydrocarbons of the Province of Chubut and as executive secretary in the OFEPHI.

Francisco Ernesto García Ibáñez

Mr. García Ibañez earned a law degree from the Litoral University. Among other positions he served as Chief of Cabinet of the Ministry of Infrastructure, Housing and Transport; director representing the Province of Mendoza in the Federal Council of Electric Power; Advisory Cabinet of the Ministry of Infrastructure, Housing and Transport; chairman of the Discipline Board of Ministry of Economy and Finance; counsel advisor in the Legal Department of the Ministry of Finance and deputy inspector in the Purchasing and Supply Ministry.

Ricardo Luis Saporiti

Mr. Saporiti earned an industrial engineering degree from the School of Engineering of the Argentine Catholic University. He also earned a postgraduate degree in oil and gas engineering from the Oil and Gas Institute of the University of Buenos Aires. He previously served as representative for industrial sales, economic and financial analysis and general manager for the retail business in the Province of Buenos Aires for ESSO S.A.P.A. He also served as general manager for RADES S.A., Compañía General de Combustibles S.A., manager for Retail Businesses, Gas Stations and, manager for Downstream Business for Puma Energy S.A. He also served as a director for Projects and Training for the Province of Tierra del Fuego and the representative of the province on the OFEPHI. Currently, he serves as the secretary of Hydrocarbon and Energy Management for the Province of Tierra del Fuego. He assumed as Director at the Board of Director’s meeting held on January, 17th, 2013, replacing Mr. Oscar Lamboglia

Manuel Arévalo

Mr. Arevalo, among other positions, previously worked for the drilling company Cadesa S.A. and for Kenting Drilling Argentina. In the year 2000 he created the Labor Union for the Oil and Gas Professional Employees in the Provinces of Neuquén and Río Negro, acting as the secretary general. He currently holds his position as secretary general and also is the president of the Executive Committee for the Oil and Gas Senior Employees in the Provinces of Neuquén and Río Negro. He assumed as Director at the Board of Director’s meeting held in January, 17th, 2013, replacing Mr. Guillermo Pereyra

Carlos Agustín Colo

Mr. Colo earned a geology degree from the San Juan de Bosco Patagonia National University. Among other positions, he previously served as district chief for the Saint George Gulf Basin, director of the Technical Office for Upstream, director for the Economic Unit composed by Las Heras and Santa Cruz for YPF and country manager for Repsol Colombia. He currently serves as our Director of Exploration.

Gerardo Andrés Doria Muñoz

Mr. Doria Muñoz earned an electric engineering degree from the San Juan de Bosco Patagonia National University. During his career in YPF, He servedas production supervisor for the Area of El Trebol, manager of operations for the Areas of Manantiales Behr and Malargue, director of the Loma de la Lata Business Unit and Director of Drilling and Work Over.

Pablo Blanco Pérez

Mr. Blanco Pérez earned a law, economic and business sciences degree from the Comillas Pontific University (ICADE) in Spain. Among other positions, he previously served as an attorney for the Legal Advisory to the National Energy Commission in Spain until the year 2005 when he joined Repsol’s legal advisory team for Upstream and GNL, a position that he currently holds.

Board practices

The information provided below describes the composition and responsibilities of our Board of Directors

Board practices of our Board of Directors

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

Only shareholders, through a shareholders’ meeting, may authorize directors to engage in activities in competition with us. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the above requirements may only be carried out with prior approval of the Board of Directors or, in the case of an absence of a quorum in a Board of Directors meeting, the Supervisory Committee. In addition, these transactions must be subsequently approved by the shareholders at a general meeting. If our shareholders do not approve the relevant transaction, the directors and members of the Supervisory Committee who approved such transactions are jointly and severally liable for any damages caused to us.

Any director whose personal interests are adverse to ours with respect to any matter shall notify the Board of Directors and the Supervisory Committee and abstain from voting on such matters. Otherwise, such director may be held liable to us.

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

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position (1)
Miguel Galuccio	Chairman, Chief Executive Officer and Director
Daniel González	Chief Financial Officer
Rodrigo Cuesta	Legal Affairs Director
Jesús Grande	Upstream Executive Director
Carlos Alfonsi	Downstream Executive Director
Fernando Giliberti	Director of Planning and Operating Management Control
Nicolás Arceo	Director of Administration and Finance
Doris Capurro	Director of Communication and Institutional Relations
Fernando Dasso	Director of Human Resources
Sergio Affronti	Director of Shared Services

(1)	The designation of Director does not imply that the officers mentioned above are members of the Board of Directors of YPF, which is composed of the persons stated in the “—Directors, Senior Management and Employees—Board of Directors” above.

In addition to the members of our Senior Management for whom outside business interests and experience are described above, we include the following:

Daniel Gonzalez

Mr. Gonzalez is the President of the Disclosure Committee. Daniel Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm´s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. He currently is also member of the Board of Directors of Farmacity S.A., Hidroneuquén S.A. and Hidroeléctrica Piedra del Aguila S.A. As of the date of this annual report, Mr. Gonzalez is our Chief Financial Officer (CFO).

Jesus Grande

Mr. Grande graduated from the National University of Tucumán with an engineering degree. Since 1993, he has held various positions at Schlumberger, serving as Director of Human Resources; president of one of its service lines; head of Corporate Strategy Implementation. He has also served in executive and operational positions in Kuwait, Argentina, Brazil, Angola and the United States. His specialty is management and operations optimization. Mr Grande is our Upstream Executive Director.

Nicolas Arceo

Mr. Arceo has received degrees in economy from the University of Buenos Aires. He holds a PhD in Social Science and a Master’s Degree in Economy Politics from the Latin-American Faculty of Social Sciences. Mr. Arceo is our Director of Administration and Finance.

Dorris Capurro

Mrs. Capurro graduated with a degree in Sociology. During her career Mrs. Capurro specialized in public relations, media, advertising, political management, marketing and market research. Mrs. Capurro is president of two leading consultant companies in Argentina (CAPComunications S.A. and Ibarómetro S.A.). Additionally, Mrs. Capurro founded and ran a leading agency for advertising and communication services (Capurro and Associates) for 20 years until it was acquired in 1999 by the French group Publicis. She received several national and international awards for advertising, creativity, strategy and management. Mrs. Capurro is the organizer of the International Conference of Political Management in Buenos Aires, sponsored by the Graduate School of Political Management at George Washington University and Torcuato Di Tella. She teaches in the Master of Political Communication at the Pontifical University of Salamanca, Spain, and the University FLACSO in Buenos Aires. She is currently our Director of Communication and Institutional Relations.

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee.

Composition and responsibilities of our Audit Committee

The Stocks Market Law as defined in “Item 9. The Offer and Listing Argentine Securities Market” and Resolutions No. 400/02 and No. 402/02 of the CNV, require that Argentine public companies appoint an audit committee (comité de auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee. A majority of the members of the Audit Committee must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee” below.

The Board of Directors of the Company, at its Meeting held on June 4, 2012 resolved to approve the composition of the Audit Committee. Consequently, the current members of the Audit Committee as of the date of this filing are: president Eduardo Basualdo, members Héctor Walter Valle and Sebastián Uchitel. Mr. José Iván Brizuela was appointed as an alternate member of our Audit Committee.

Aditionally, Mr. Eduardo M. Basualdo was determined by our Board of Directors to be an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

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

Activities of the Audit Committee

The Audit Committee, which pursuant to its regulations shall meet as many times as needed and at least once every quarter, held 13 meetings between March 2012 and March 2013.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Audit Committee periodically reviews economic and financial information relating to Us, supervises the internal financial control systems and oversees the independence of the external auditors.

Economic and financial information

With the help of the Director of Administration and Finance and considering the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2012, and comparative information, included in our report on Form 6-K submitted to the SEC on March 18, 2013.

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

As of March, 2013, and as a consequence of the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ending December 31, 2013. The shareholders are expected to consider the designation of Deloitte & Co. S.A. as external auditors of the financial statements for the year ended December 31, 2013 in a shareholders’ meeting to be held this year.

Independence of the Members of our Board of Directors and Audit Committee

Pursuant to CNV regulations, a director is not considered independent when such director (i) owns at least a 35% equity interest in a company, or a lesser interest if the director has the right to appoint one or more directors of the company, which we refer to as a “Significant Participation,” or has a Significant Participation in another company that in turn has a Significant Participation in the company or a significant influence on the company (“significant influence” is defined by Argentine GAAP); (ii) is a member of the Board of Directors of, or depends on, or is otherwise related to shareholders, who have a Significant Participation in the company or another company in which these shareholders have a direct or indirect Significant Participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship with, or is a member of a company that maintains professional relationships with, or receives remuneration (other than that received in consideration of his performance as a director) from the company or any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company, or with a third-party company that has a direct or indirect Significant Participation or a significant influence; (v) directly or indirectly sells or provides goods or services to the company or to any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company for an amount exceeding his remuneration as a member of the Board of Directors or audit committee; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the Board of Directors or Audit Committee, would not be independent, according to the above-listed rules.

As of the Annual Shareholders’ meeting held on June 4th, 2012, Directors Eduardo M. Basualdo, Héctor Valle, Sebastián Uchitel, José Iván Brizuela, Luis García del Río and Alternate Director Pablo Blanco Pérez qualified as independent members of our Board of Directors under the above-described criteria.

Disclosure Committee

Composition and responsibilities of our Disclosure Committee

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

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

As of the the date of this annual report, the Disclosure Committee was composed of the following people:

Name	Position
Miguel Galuccio	Chairman, Chief Executive Officer and Director
Daniel González	Chief Financial Officer and President of the Disclosure Committee
Rodrigo Cuesta	Legal Affairs Director and Secretary of the Disclosure Committee
Jesús Grande	Upstream Executive Director
Vacant	Quality, Environment, Security and Health Position
Carlos Alfonsi	Downstream Executive Director
Fernando Giliberti	Director of Planning and Operating Management Control
Nicolás Arceo	Director of Administration and Finance
Doris Capurro	Director of Communication and Institutional Relations
Fernando Dasso	Director of Human Resources
Javier Fevre	Director of Internal Audit Director
Javier Sanagua	Director of Reserves Control Director

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

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not required as mandatory, but are recommended by the CNV under CNV’s General Resolution No. 606/12. However, the Company has a Compensation Committee, established by the Board of Directors under the option provided in Article 17 clause (xii) of the Company’s bylaws, which is composed by the Directors Rodrigo Cuesta, Fernando Dasso and Miguel Matias Galuccio.

Separate meetings for non-management directors

In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Argentine law, this practice is not required and as such, the independent directors on our Board of Directors do not meet outside of the presence of the other directors, except for the meetings of the Audit Committee, which members are independent directors.

Code of Ethics

We have adopted a code of ethics applicable to the Board of Directors and all employees. Since its effective date on August 15, 2003, we have not waived compliance with or amended the code of ethics.

Compensation of members of our Board of Directors and Supervisory Committee

Argentine law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) and the Supervisory Committee with respect to a fiscal year may not exceed 5% of net income for such year if YPF is not paying dividends in respect of such net income, which percentage is increased up to 25% of net income based on the amount of dividends, if any, are paid. The compensation of the Chairman and other directors acting in an executive capacity, together with the compensation of all other directors and members of the Supervisory Committee, requires the ratification of an ordinary general shareholders’ meeting as provided by Argentine law. When the exercise of special commissions or technical administrative functions by one or more directors and the reduced or lack of profits imposed the need to exceed the limits, such remunerations may only be paid in excess if expressly agreed by the shareholders’ meeting, for which the matter should be included as one of the agenda points.

For the year ended December 31, 2012 the total cost of the aggregate compensation accrued to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps.99,2 million, including 12.9 million in concept of pension, retirement or similar benefits that YPF provides to members of its Board of Directors and executive officers and including 1.7 million in compensation paid to the members of the Supervisory Committee . During 2012, YPF’s performance-based compensation programs included a bonus plan for approximately 5,000 non-unionized YPF employees and 7,500 unionized YPF employees. This bonus plan provided for cash to be paid to its participants based on a measurable and specific set of objectives under YPF’s Management by Objectives program and the results of the review of individual performance. The participation of each eligible employee in the bonus plan ranged from 6% to 45% of such employee’s annual base salary.

In addition, our Board of Directors recently considered the convenience of creating a long-term incentive plan contemplating compensation in shares for certain employees, and our Shareholders’ Meeting to be held on April 30, 2013, will consider the alternative of repurchasing shares to be delivered to such employees included in the plan, in line with provisions of Law No. 26,831. Specific terms and conditions of the plan have not been determined as of the date of this annual report.

YPF’s directors do not have any service contracts with YPF involving the payment of compensation other than those previously mentioned and the performance of its duties in the Company.

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

The by-laws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” For the year 2012, the aggregate compensation paid to the members of the Supervisory Committee was Ps.1.7 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Gustavo Adolfo Mazzoni	A	61	2012	2013	(*)
Maria de las Mercedes Archimbal	D	31	2012	2013	(*)
Enrique A. Fila	D	54	2012	2013	(*)
Raquel Inés Orozco (alternate member)	A	57	2012	2013	(*)
Guillermo Cardirola (alternate member)	D	38	2012	2013	(*)
Cecilia Carabelli (alternate member)	A	42	2012	2013	(*)

(*)	Members of our Supervisory Committee are appointed in connection with a fiscal year. Our shareholders, in the general ordinary shareholders’ meeting held on June 4, 2012 appointed the members of our Supervisory Committee for fiscal year 2012.

Gustavo Adolfo Mazzoni

Mr. Mazzoni earned a certified public accountant degree and a postgraduate degree in finance from the University of Buenos Aires, he also earned a degree in psychology from the Pichon Riviere School of Psychology. Among other positions, he previously worked as a senior auditor for Price Waterhouse & Co., the Argentine National Office of the Comptroller General, supervising private companies and different national ministries, including Justice, Labor, Health and Social Development, among others. He currently is the statutory auditor (síndico) of several companies such as Aerolíneas Argentinas S.A., Austral S.A., Optar S.A., Empresa Argentina de Soluciones Satelitales S.A. (Ar-Sat), Emprendimientos Energéticos Binacionales S.A., Centro de Ensayos de Alta Tecnología S.A., Gas Natural BAN S.A., among others, and a Director in Radio y Televisión Argentina S.E.

María de las Mercedes Archimbal

Ms. Archimbal earned a law degree from the Argentine Catholic University and a master’s degree in international relations from the University of San Andrés. Among other positions, she previously served as legal coordinator for the Argentine National Ministry of Industry. She was a member of the advisory board to the Mercosur Guaranty Fund for medium and small companies. She currently is a member in the Argentine National Office of the Comptroller General and an alternate statutory auditor (síndico suplente) in different companies such as Radio y Televisión Argentina S.E. and Pampa Energía S.A, among others.

Enrique Alfredo Fila

Mr. Fila earned a certified public accountant degree from the University of La Plata. Among other positions, previously he was a councilor in the City of La Plata, an advisor to the mayor of La Plata, and a consultant to the Argentine National Ministry of Social Development between 2008 and 2009. Currently, he serves as statutory auditor (síndico) of Tandanor S.A.I.C. y N., Aeropuertos Argentina 2000 S.A., Distribuidora de Gas Cuyana S.A., and YPF Gas S.A. and an alternate statutory auditor (síndico suplente) of Nación A.F.J.P. S.A., Servicios de Radio y Televisión de la Universidad Nacional de Córdoba S.A., Empresa de Transporte de Energía Eléctrica Por Distribución Troncal de la Provincia de Buenos Aires S.A., Compañía de Transporte de Energía Eléctrica S.A., Compañía Inversora de Trasmisión Eléctrica S.A., and Sociedad del Estado Casa de Moneda.

Raquel Inés Orozco

Ms. Orozco obtained a law degree from the University of Buenos Aires. . Currently, she is the principal corporate statutory auditor (síndico) at the following companies: Central Térmica Guemes S.A., Telam S.E., Ubatec S.A., Inder S.E., Foncap S.A., LT10 Radio Universidad del Litoral S.A., and Loteria Nacional S.E.

Guillermo Leandro Cadirola

Mr. Cadirola earned his degree as a certified public accountant from the University of Buenos Aires, and has a master’s degree in Economics and Business Administration from the IESE Business School in Barcelona, Spain. Currently, he is a member of the Argentine National Office of the Comptroller General, performing duties as statutory auditor (síndico) at Administración General de Puertos S.E., All Central S.A. and All Mesopotámica S.A. He has extensive experience with the management of different multinational companies in the areas of operations, purchasing and finance.

Cecilia Leonor Carabelli

Ms. Carabelli has a law degree from the School of Law and Social Science of the University of Buenos Aires. Among other positions, she previously worked for the legal affairs direction of the National Social Security Administration, in the Secretary of Social Development, as a director for the Argentine National Senate, and as a member of the administration committee to the Fiduciary Fund for mortgage debtors in representation of the Argentine National Ministry of Economy and Finance. Currently, she is a member of the Argentine National Office of the Comptroller General.

Employee Matters

As of December 31, 2012, we had 15,782 employees, including 7,856 employees of the Refining and Marketing business segment, 3,047 employees of the Exploration and Production business segment, 40 employees of the Chemicals business segment and 4,839 employees of the Corporate and Other segment. Approximately 47% of our employees are represented by the Federation of Oil Workers Union (SUPeH) that negotiates with us labor agreements and salaries which apply to YPF and OPESSA unionized employees. The SUPeH is permanently negotiating with us, and we maintain a good level of communication. In general, requests of labor unions related to the petrochemical industry were consistent with general wage increases given by the General Unions Confederation.

In 2011 we began negotiations with the SUPeH, which resulted in the extension of our agreements with such unions until the end of 2014. The negotiations involved the economic and social conditions for employees of ours and of third parties that are addressed in the labor agreement. We consider our current relations with our workforce to be generally good.

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

As of December 31, 2012, YPF was a party in approximately 1,247 labor lawsuits which relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and character of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

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

As of December 31, 2012 there were also approximately 34,000 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2012.

Employees by Business Units
Exploration and Production	3,047
Refining and Marketing	7,856
Chemicals	40
Corporate and Other(1)	4,839

Total YPF	15,782

(1)	Includes 3,295 employees of A-Evangelista S.A. and its subsidiaries.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location
Argentina	15,209
Rest of South America	544
United States	29

Total YPF	15,782

ITEM 7.	Major Shareholders and Related Party Transactions

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol Group or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.”

As of the date of this annual report, the transfer of the shares subject to expropriation between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The following table sets forth information relating to the beneficial ownership of our shares as of April 17, 2013:

	Number of shares	(%)
Repsol Group (shares subject to expropriation)(1) (3)	200,589,525	51.00%
Repsol Group(2) (3)	46,798,538	11.90%
Public(3)	145,872,920	37.09%
Argentine federal and provincial governments(4)	11,388	0.003%
Employee fund(5)	40,422	0.01%

(1)	For purposes of ensuring the fulfillment of the objectives of the Expropriation Law, Class D shares representing 51% of our share capital held by Repsol Group have been declared of public interest and subject to expropriation. See “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government-The Expropriation Law.” To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed.
(2)	According to data provided by The Bank of New York Mellon, as of April 17, 2013
(3)	According to data provided by The Bank of New York Mellon, as of April 17, 2013, there were 229,317,225 ADSs outstanding and 70 holders of record of ADSs. Such ADSs represented approximately 58.3% of the total number of issued and outstanding Class D shares as of such date.
(4)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively. In addition, the Class D shares subject to expropriation from Repsol Group or its controlling or controlled entities, which represent 51% of our share capital, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”
(5)	Reflects the ownership of 40,422 Class C shares.

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2012 are set forth in Note 6 to the Audited Consolidated Financial Statements. The principal such transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps.2,800 million in 2012), our purchase of petroleum and other products that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps.1,286 million in 2012), all this in addition to what is mentioned in the following paragraphs.

In addition, on May 3, 2012, Law No. 26.741 was passed by the Argentine Congress, which was ruled by Decree No. 660 of the National Executive Office. Among other matters this Law declares of public interest and subject to expropriation 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”. Consequently, since the passage on May 3, 2012 of the Expropriation Law, the federal government and the governments of certain provinces in Argentina are related parties of the Company. Consequently, and in addition to transactions mentioned in paragraph before, we are party to numerous agreements with the federal government and the governments of such provinces, as well as with certain agencies or institutions dependent on such governments and stated-owned companies.

The information discloses in Note 6 to the Audited Consolidated Financial Statements disclose the balances with joint ventures and affiliated companies as of December 31, 2012 and December 31 and January 1, 2011, and transactions with the mentioned parties for the twelve-month periods ended December 31, 2012 and 2011. Additionally, the balances and transactions held with the entities within the Repsol group are included until the date the conditions required to be considered as related parties were met. Information regarding major transactions with governemnt entities are also described in Note 6 to the Audited Consolidated Financial Statements.

For an organizational chart showing our organizational structure, including our interests in our principal affiliates, see “Item 4. Information on the Company—Overview.”

Argentine Law Concerning Related Party Transactions

Section 72 of the Stocks Market Law provides that before a company whose shares are listed in Argentina may enter into an act or contract involving a “significant amount” with a related party or parties, such company must obtain approval from its board of directors, and obtain an opinion, prior to such board approval, from its audit committee or from two independent valuation firms that states that the terms of the transaction are consistent with those that could be obtained on an arm’s-length basis.

For the purpose of Section 72 of the Stocks Market Law and CNV Regulations , “significant amount” means an amount that exceeds 1% of the issuer’s net worth as reflected in the latest approved financial statements. For purposes of the Stocks Market Law, “related party” means (i) directors, members of the supervisory committee, managers; (ii) the persons or entities that control or hold a significant participation in the company or in its controlling shareholder (to be regulated by CNV); (iii) any other company under common control; (iv) direct relatives of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly significant participations.

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

Accrued, probable contingencies

Accruals totaling Ps.2,634 and Ps.2,244 million as of December 31, 2012 and 2011, respectively, have been provided in connection with contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount accrued reflects the best estimate, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims accrued are described in the following paragraphs.

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

On June 25, 2008, AES Uruguaiana Empreendimientos S.A. (AESU) claimed damages in a total amount of U.S.$28.1 million for missed deliveries of natural gas volumes during the period September 16, 2007 through June 25, 2008. On July 16, 2008, AESU also claimed damages in a total amount of U.S.$2.7 million for missed deliveries of natural gas volumes during the period January 18, 2006 through December 1, 2006. We have contested both of these claims. Both parties have suspended the fulfillment of their obligations under the contract. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF’s obligations. YPF has rejected this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU’s obligations. This notification was also rejected. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, AESU notified YPF that it was terminating the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that YPF considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral, illegal and under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in the “YPF vs. AESU” arbitration. Consequently, AESU and Transportadora de Gas del Mercosur S.A.(“TGM”) desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be resolved in the “YPF vs. AESU” arbitration. During December 2011, evidence production hearings took place. On January 13, 2012 the parties submitted the corresponding arguments closing the evidence production period previously mentioned. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. Subsequently the Company was notified of the the extension of such term until May 31, 2013. On April 19 and 24, 2012, AESU and Sulgas presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and resolved that the evidence would be accepted if the Tribunal considered it necessary. See “—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).”

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. Transportadora de Gas del Norte S.A. (“TGN”), one of the parties to these contracts, initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. TGN subsequently claimed the alleged related damages in a note addressed to the Company in November 2011. Recently, YPF was notified of the lawsuit filed by TGN claiming for damages. The total amount claimed by TGN amounts to approximately U.S.$207 million as of the date of this annual report. YPF has answered the lawsuit brought by TGN. Additionally, the plaintiff notified us that it was terminating the contract, invoking YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. The Federal Court of Appeals in Civil and Commercial Matters has ruled in favor of the jurisdiction of the federal civil and commercial courts (and against ENARGAS’ jurisdiction) to resolve this matter. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF before ENARGAS, under art. 66 of Law 24,076, claiming the payment of Ps.339 million in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. On February 8, 2012 we answered the claim raising ENARGAS’ lack of jurisdiction (as we did in the proceeding against TGN), the accumulation in the trial “TGN / YPF” and rejecting the claim based on the theory of legal impossibility. On the same date, a similar order of accumulation was also submitted in the trial “TGN / YPF”. On April 12, 2012, ENARGAS resolved in favor of NAFISA.

On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. In the opinion of YPF’s Management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

On September 18, 2012, the judge intervening in the trial “TGN / YPF” decided: a) to dismiss the order of accumulation made by YPF on the ground that the court has no jurisdiction to hear the case because it lacks administrative jurisdiction in NAFISA litigation, and considering that there is no possibility that the decision made to any of them have the same effect on the other; b) to accept the new facts alleged by YPF consisting notification made by TGN on December 16, 2010 in respect of the termination of the contract and the call of a public tender by TGN on March 10, 2011 to award the public and firm service transportation of natural gas through its northern pipeline system, including transport capacity remaining under the contract with YPF already terminated; c) extend the demand for which TGN claims invoices corresponding to services for November and December 2010; and d) open the case to trial.

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

La Plata and Quilmes environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata refinery filed claims for the remediation of alleged environmental damages in the peripheral water channels of the refinery, investments related to contamination and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization. We notified the National Executive Office that there is a chance that the tribunal may find us responsible for the damages. In such event, due to the indemnity provided by Privatization Law (Law No. 24,145) and in accordance with that law, we should be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

On December 27, 2002, a group of 264 claimants who resided near the La Plata refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata refinery. The amount claimed is approximately Ps.42 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343 and 126 neighbors, respectively. The first group has made a claim for compensation of approximately Ps.16 million, the second group has made a claim for compensation of approximately Ps.45 million and the third one has made a claim of approximately Ps.16 million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring. On August 11, 2011, the judge ruled against YPF and the National State requiring us to pay approximately Ps.3.5 million plus interest. The Court of Appeals confirmed the lower court judge’s ruling and ordered YPF to file a improvement plan to reduce gaseous emissions produced by the refinery. YPF filed an appeal before the Supreme Court but it was rejected on March 2013.

On January 25, 2011, we entered into an agreement with the Provincial Entity for Sustainable Development (“OPDS”) of the Government of the province of Buenos Aires, within the scope of the remediation, liability and environmental risk control program, created by Resolution 88/10 of the OPDS. Pursuant to such agreement, YPF and the relevant authorities agreed to jointly perform an eight-year work program in the canals adjacent to the La Plata refinery, including the conduct of characterization and risk assessment studies of sediments. The agreement provides that when a required remediation action is identified as a result of a risk assessment study, different alternatives and available techniques will be considered, as well as the steps needed for its implementation. Studies to determine how old the contamination is will also be performed pursuant to the agreement, in order to evaluate whether the Argentine government should be liable for such contamination pursuant to its obligation to hold us harmless under the Privatization Law, which established the procedures for our privatization. YPF has provided an accrual of the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

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

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings (see “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States”). YPF International S.A. and Maxus International Energy Company were added to the claim in 2010. The plaintiffs are claiming economic compensation in an undetermined amount and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act (“Spill Act”), the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. For a detailed information about this legal proceeding, see “—YPF Holdings-Passaic River/Newark Bay, New Jersey-New Jersey—litigation with DEP.”

Tax claims. We have received several claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of this annual report.

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

The most significant of these contingencies are described below:

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council, the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was served, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to

January 1, 1991, according to the Privatization Law and Decree 546/1993. On February 23, 2009, the Argentine Supreme Court ordered that certain provinces, the Argentine government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until the impleaded parties appear before the court and procedural issues are resolved. The provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have presented their arguments to the Supreme Court, although such arguments are not available to us. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been opposed by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the conferences that would take place during said suspension, authorizing the participation of the rest of the parties as well as third parties in such conferences. Assupa reported the interruption of the negotiations in the claim and the Supreme Court declared finalized the 60 days period of suspension appropriately ordered.

Additionally it should be noted that the Company has learned, however the demand was not notified to YPF, two other legal claims brought by ASSUPA against: i) concessionaires of the areas of Golfo San Jorge Basin, and ii) concessionaires of areas of Austral basin. The Company, in case of being notified, expects to answer according to legal terms and the arguments of defense that may correspond to the case.

Dock Sud environmental claim.

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

La Plata refinery environmental claims. We are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata refinery on June 29, 1999. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most of the damages that do not overlap with the aforementioned claims may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

In addition to the above, YPF has entered into an agreement with the OPDS in connection with the claims related to the channels adjacent to the La Plata refinery, which is described in “—Accrued, probable contingencies—La Plata refinery environmental disputes” above.

Claims related to the gas market and others. In addition to the claims described under “—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts”, we are involved in the following proceedings also related to the administration of exports imposed by the Argentine government in the natural gas market:

Arbitration with Transportadora de Gas del Mercosur S.A. (TGM). YPF was notified by the International Chamber of Commerce (ICC) of an arbitration brought by TGM against YPF claiming unpaid and outstanding payments in an approximate amount of U.S.$10 million, in connection with the transportation fee established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF, AESU and Companhia de Gás do Estado do Río Grande do Sul (Sulgás). See “—Non-accrued, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM).” On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract, based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. On July 10, 2009, TGM increased the amount of its claim to approximately U.S.$17.3 million and claimed an additional amount of approximately U.S.$366.4 million for lost profits, a claim for which we believe YPF should not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal was constituted. On April 20, 2010, the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to declare that it was not competent to hear the claim. In case such motion is rejected, YPF has requested the Arbitration Tribunal to suspend this arbitration until the ongoing arbitration with TGM, AESU and Sulgás is solved. On February 14, 2011, we were notified of the Arbitration Tribunal’s decision to sustain our motion, and suspend the proceeding until the arbitration brought by YPF was solved. On April 6, 2009, YPF registered a request for arbitration at the ICC against TGM, AESU and Sulgás, seeking an award declaring the termination of the gas transportation contract with TGM as a result of the termination of the natural gas export contract with AESU and Sulgás by such parties. On the same date, YPF was notified by the ICC of an arbitration brought against it by AESU and Sulgás (see “—Non-accrued, remote contingencies-Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gás do Estado do Río Grande do Sul (Sulgás) and Transportadora de Gas del Mercosur S.A. (TGM),” below). On April 6, 2011, the Arbitration Tribunal appointed in the “YPF vs. AESU, Sulgas and TGM” arbitration decided to sustain YPF’s motion, and ordered the consolidation of all the related arbitrations (“AESU and Sulgas vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU and Sulgas”) in the “YPF vs. AESU, Sulgas and TGM” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU, Sulgas and TGM” arbitration. Between December 15 and 22, 2011, evidence production hearings took place in Montevideo, Uruguay. On January 13, 2012 the parties presented their post-hearing briefs, closing the evidence production period. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. Subsequently the Company was notified of the the extension of such term until May 31, 2013. On April 19 and 24, 2012, AESU and Sulgás presented new evidence requesting its admission in the arbitration proceedings. YPF and TGM commented on the admission of such new evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such new evidence, while ruling that, if during the trial the Tribunal considers such evidence to be necessary, such new evidence may be admitted.

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

On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) each of these five oil companies was ordered to sell diesel fuel to public bus transportation companies at a price no higher than the retail price charged by its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended.

We are also subject to other claims before the CNDC which are related to alleged price discrimination in the sale of fuels. Our management, based on the evidence available to date and upon the opinion of our external counsel, has considered them to be possible contingencies.

Users and Consumers’ Association claim. The Users and Consumers’ Association claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps.91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps.446 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitation had already elapsed. A ruling is pending on the applicability of the statute of limitations. Notwithstanding the above, the evidence production period commenced on August 6, 2009.

Quilmes claims. The Company has been notified of a complaint filed by a group of neighbors of Quilmes, in the province of Buenos Aires, claiming approximately Ps.225 million in compensation for personal damages.

Repsol complaint against BNY and YPF: The Company was recently notified of a complaint filed by Repsol on July 31, 2012 in the Supreme Court of the State of New York, New York County, USA, against The Bank of New York Mellon (“BNY”) and the Company. In accordance with the contents of such complaint, Repsol claims damages for the alleged failure by BNY to accept and carry out voting instructions provided by Repsol in connection with, among other things, the election of the Company’s Board of Directors at the Company’s shareholders’ meeting on June 4, 2012, thereby allegedly violating BNY’s contractual obligations. Repsol alleges that, in addition to the American Depositary Shares (“ADS”) it owns, it had the right to vote ADS owned by a certain third party that were pledged in Repsol’s favor, and it was unable to exercise such voting rights due to alleged failures by BNY described above and an allegedly inappropriate intervention by the Company whereby the Company instructed BNY not to accept Repsol’s voting instructions. Although the Company has rejected Repsol’s allegations that it breached any legal or contractual obligation to the detriment of any shareholder, as of the date of issuance of these financial statements the Company is analyzing in detail the allegations contained in the complaint in order to answer accordingly. Given the context described above, as well as the nature of the complaint and the results of the evidence presented, the Company cannot estimate a loss or a reasonably possible range of loss.

YPF potential class action: YPF has recently been served of a class action complaint related to certain YPF share sale transactions undertaken by Repsol in March 2011. The claim is based on an alleged failure to inform the market, and consequently the purchaser parties in such transactions, as of the date set forth above, regarding the potential risk of expropriation of the Company, and on the corresponding alleged effect on the value of the shares. Given the particular nature of the complaint and the results of the evidence presented, the Company cannot estimate a loss or a reasonably possible range of loss.

Non-accrued, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC forwarded the complaint to us, and requested explanations under Art. 29 of the Antitrust Protection Law. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. On September 2, 2008, the CNDC issued Note No. 1131/08 requesting information in relation to the prices in the internal and external markets corresponding to the years 2000-2008. On October 7, 2008, we provided the information. On December 10, 2008, the CNDC requested us to file the LPG export contracts signed during the years 2001-2004 as well as to explain the evolution of the prices in the internal and external markets of propane and butane during the March to December period in the years 2001-2004. On December 16, 2008, we provided the requested information. Having provided the requested information, we have become aware that the CNDC has issued an opinion suggesting that the proceedings be dismissed. However, the matter is still pending before the Argentine Secretariat of Domestic Commerce.

Pursuant to the provisions of Resolution No. 189/99, referred to above, certain third parties have claimed compensation for alleged damages suffered by them as a consequence of our sanctioned conduct. We have denied these claims and presented our defenses.

Other export tax disputes. Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. In December 2008, the Customs General Administration of Neuquén rejected our arguments and issued a resolution against us. We will appeal before the National Fiscal Court. Although our management, taking into account the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Mendoza royalties dispute. Following certain claims from the province of Mendoza that the international market price be used in the calculation of royalties relating to internal market transactions based on its interpretation of Section 6 of Law No. 25,561, we commenced an administrative proceeding. Our request is currently pending. Additionally, YPF filed a declaratory action with the Argentine Supreme Court, with application for an injunction to declare unconstitutional the interpretation that the province of Mendoza applies to Section 6 of Law No. 25,561. On April 7, 2009, we were notified that the Argentine Supreme Court has agreed to hear the case brought by YPF, and issued a preliminary injunction to restrain the province of Mendoza from applying the international market price in calculating the royalties payable by YPF. The final resolution of this case is still pending.

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

In October 2010, the parties agreed on the Terms of Reference of both proceedings, determining – among other matters – the controversial issues of both claims. Furthermore, the Arbitration Tribunal ordered to divert proceedings in order to solve jurisdictional oppositions before ruling on the subject of the claims. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU, Sulgas and TGM” arbitration decided to sustain YPF’s motion, and ordered the consolidation of all the related arbitrations (“AESU and Sulgas vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU and Sulgas”) in the “YPF vs. AESU, Sulgas and TGM” arbitration. Consequently, AESU TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in the “YPF vs. AESU, Sulgas and TGM” arbitration. Between December 15 and 22, 2011, evidence production hearings took place in Montevideo, Uruguay. On January 13, 2012 the parties presented their post-hearing briefs, closing the evidence production period. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. Subsequently the Company was notified of the the extension of such term until May 31, 2013. On April 19 and 24, 2012, AESU and Sulgás presented new evidence requesting its admission in the arbitration proceedings. YPF and TGM commented on the admission of such new evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such new evidence, while ruling that, if during the trial the Tribunal considers such evidence to be necessary, such new evidence may be admitted.

Additional information

– Hydrocarbons concessions – Provincial claims:

Rio Negro Province. YPF has been notified of the Resolution No. 433/2008 issued by the Direction of Hydrocarbons, Ministry of Production of the Province of Río Negro, concerning compliance with certain obligations assumed as production concessionaire of the areas Barranca de los Loros, Bajo del Piche, El

Medanito and Los Caldenes, all of them located in the Province of Río Negro. The resolution provides that YPF, among others, has not complied with certain obligations as production concessionaire and claims for damages to the environment.

Considering the previous paragraph and the dispositions of the Law No. 17,319 (Law of Hydrocarbons), YPF was requested to submit its discharge at risk of termination of the mentioned concessions. However, the mentioned law grants the concessionaire and/or licensee the right, prior to termination of the concession, to cure a contractual breach within a certain period of time after receiving notice thereof. In this order, on May 29, 2008, YPF filed a request for nullification of the Resolution No. 433/2008, since this resolution fail to grant YPF the mentioned right. Additionally, on June 13, 2008, YPF submitted a response, denying the mentioned charges and, on November 12, 2008, the Ministry of Production ordered the initiation of the evidence production period. On November 28, 2008, YPF requested the production of certain evidence and the appointment of a technical expert. YPF has argued certain aspects related with the production of evidence. On May 12, 2009, the Company was notified of the issuance of Resolution No. 31/09, ordering a time extension in the evidence production period. On December 1, 2009, YPF filed with the requested documentary evidence and stated that certain aspects related to the evidence production period are still pending. On September 16, 2010, YPF submitted a presentation and inform, on one hand, the amounts invested in the four areas for the period 2007/2010 and, in the other hand, the actions taken as regards the environmental matters. Based in such information requested the termination of this claim. More recently, YPF submitted a new presentation providing an updated information on the amounts invested in 2010, expected investments in exploratory activity for 2011 and for the period 2011-2016, requesting the resolution of a claim against the intervention of the Hydrocarbon’s Secretariat in all the issues under investigation by the provincial environmental authority (CODEMA), and making a new request for the termination of this claim.

The net value of the assets and the proved reserves related to these concessions is not material to the Company.

On August 7, 2012, YPF submitted to the Province a letter requesting approval of investment proposals for areas Señal Picada – Punta Barda, El medanito, Bajo del Piche and Barranca Los Loros.

On August 9, 2012 the Río Negro Province accepts the proposed action plan for areas Señal Picada – Punta Barda, El Medanito, Bajo del Piche and Barranca Los Loros and requests the Company to drill an exploratory well in Los Caldenes area during 2013.

As a result of the foregoing the Company believes that the claims under review will not have any material adverse effect on the Company.

Chubut Province. On March 1, 2012, the province of Chubut, through Decree No. 271, requested YPF to respond in relation to the Company’s alleged breach of its obligation to make investments in the concessions El Trébol-Escalante, and Campamento Central-Bella Vista Este-Cañadón Perdido, and to propose a work plan aimed at remedying such alleged breach.

YPF submitted its response on March 13, 2012, rejecting the alleged breach of the relevant regulation and submitted a work plan concerning the affected areas. On March 20, 2012, YPF was notified of Decree No. 324/12, which ordered the expiration of the exploitation concessions of the areas El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido. According to the decree, the expiration will be effective 90 calendar days after its notification. YPF filed a declaratory action before the Argentine Supreme Court requesting that the decree be declared unconstitutional and requesting a preliminary injunction against its implementation until the action brought by YPF is resolved. On November 23, 2012 YPF submitted the dismissal of the action before the Supreme Court. On December 3,2012 the Supreme Court notified a resolution by which the process is terminated.

On April 10, 2012, was published in the Official Gazette the national call for bids for the calification and selection of companies that will constitute a joint venture with Petrominera Chubut SE for the hydrocarbons exploitation in the concessions of “El Trebol-Escalante” and “Cañadon Perdido-Campamento Central”, which was advised to the Supreme Court as a new fact. On August 6, 2012 Petrominera del Chubut, notified YPF Resolution No 28/12, which leaves without effect the above mentioned national call.

On May 21, 2012, Decree No. 641/12 was enacted, which leaves Article 1 of the Decree No. 324/12 (declaration of the expiration of the exploitation concessions of the areas El Trébol-Escalante and Campamento Central-Bella Vista Este-Cañadón Perdido) without effect.

In addition, on April 3, 2012, the province of Chubut requested YPF to submit a new investment and work proposal for the Manantiales Behr area within a period of 10 working days, and invited YPF to hold a meeting to discuss the matters referred to above. Resolutions No. 319/93 and 10/06 of the Subsecretariat of Hydrocarbons and Mining of the province of Chubut in connection with the investments made in this area. On May 11, 2012, YPF submitted a new investment and work proposal for this area (pending as such date an expanded presentation). On May 29, 2012 an expanded work and investments plan was presented. On August 13, 2012 the Company asked the province the approval of the investment plan proposed for the area.

As of the date of this annual report, the Company believes that the claims under review will not have any material adverse effect on the Company.

Santa Cruz Province. On March 2, 2012, the province of Santa Cruz, through a registered letter, requested YPF to inform the province’s Energy Institute of the technical, economic and financial reasons for which YPF had allegedly failed to make the required investments in the following concessions: Barranca Yankowsky, Barranca Baya, Cañadón de la Escondida, Cerro Grande, Cañadón León, Cañadón Seco, Meseta Espinosa, Cañadón Vasco, Cañadón Yatel, Estancia Cholita, Estancia Cholita Norte, Cerro Guadal, Cerro Guadal Norte, Cerro Piedras, Los Sauces, El Guadal, Lomas del Cuy, Aguada Bandera, Los Monos, Cerro Bayo, La Cueva, Las Mesetas and Koluel Kaike, under penalty of being subject to the sanctions provided for in section 80, subsection c), of the Hydrocarbons Law, pursuant to which concessions and permits may expire, among other reasons, as a result of a material and unjustified breach of the applicable productivity, conservation and investment obligations. Net Assets (net of deferred income tax liabilities and asset retirement obligations) related to the areas affected this requirement totalled approximately 1,681 million as of December 31, 2011 (3.04% of the Company’s total assets as of such date), had a production of approximately 11.5 mmboe in 2011 (6.43% of the Company’s production in 2011) and had proved reserves totalling 80.3 mmboe as of December 31, 2011 (8% of the Company’s total proved reserves as of such date).

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

On April 11, 2012 YPF submitted the corresponding response in relation to Cañadón de la Escondida, Cerro Grande, Cañadón Seco, Meseta Espinosa, Estancia Cholita, Estancia Cholita Norte, El Guadal, Cerro Bayo, la Cueva, Las Mesetas y Koluel Kaike. On April 18, 2012, YPF was notified of Decree No. 575/12, which declares the expiration of the concessions relating to the areas Los Perales – Las Mesetas, Cañadon Vaso y Pico Truncado – El Cordón Los Monos and Cerro Piedra – Cerro Guadal Norte.

On May 4, 2012, YPF filed a motion of reconsideration of Decree No. 575/12 with the governor of the Santa Cruz Province.

On May 11, 2012, Decree No. 927/12 was enacted, which leave Decrees No. 393/12 and 575/12 without effect. On May 23, 2012, such Decree was ratified by law and consequently the expiration process related to the province of Santa Cruz has finished.

As a result of the foregoing, and also considering the recent agreement with Santa Cruz province for the renewal of our concession in such province (see“Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Extension of Exploitation Concessions in the province of Santa Cruz) the Company believes that the claims under review will not have any material adverse effect on the Company.

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

On April 4, 2012, YPF was notified by Decree No. 558/12 of the expiration of the Don Ruiz area concession, which shall be effective within 90 days following said notification.

On April 11, 2012, YPF was notified of Decree No. 559/12 accepting the reversion of the Chihuido de las Salinas Sur and Portezuelo Minas areas. According to the Decree, the reversion shall be effective within 90 days following its notification. Subsequent to such notification, the Company was notified by letters dated August 2 and August 16, 2012 of a change in circumstances with respect to such reversion, and YPF presented an action plan to the Province of Neuquén requesting the revocation of Decree No. 559/12.

Net assets and reserves for the Chihuido de las Salinas Sur and Portezuelo Minas areas are not material to the Company.

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

On April 27, 2012, YPF requested an additional extension of 30 days which was granted on the same day. On June 13, 2012 a new action plan was presented. On July 13, 2012, the province of Neuquén issued note S.M. e H. No. 145/2012 to notifying YPF that in relation to such concessions it has begun the technical evaluation of the proposed action plan, satisfying the requirements in the first instance. On October 23, 2012 by Note YPF is claimed to submit schedules related to the action plans presented for the areas Señal Cerro Bayo”, “Paso de las Bardas Norte”, “Cerro Hamaca”, “Filo Morado”, “Octógono”, “Señal Picada Punta Barda”, “Las Manadas” y “Loma Campana” and the results of those, information that was filed by YPF on November 6 and 12, 2012.

On October 3, 2012 the Company was notified of Decree No. 1740/12 revoking Decree No. 558/12 related to the expiration of the concession of the Don Ruiz area and on November 9, 2012 the Company was notified of Decree 1972/12 revoking Decree No. 559/12 related to the reversion of the Chihuido de las Salinas Sur.

As a result of the foregoing the Company believes that the claims under review will not have any material adverse effect on the Company.

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

On April 25, 2012, YPF filed an administrative claim before the Supreme Court of Mendoza Province, regarding the areas Ceferino and Mollar Norte.

On September 28, 2012 a settlement agreement between the Company and the Province of Mendoza was signed (approved by Decree No. 1679/12) that supersedes Decree No. 502/12.

As a result of the foregoing the Company believes that the claims under review will not have any material adverse effect on the Company.

La Plata refinery environmental claims. On June 6, 2007, we were served with a complaint in which nine residents of the vicinity of the La Plata refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of approximately Ps.52 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiffs, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the aforesaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to the Privatization Law. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to the Privatization Law and Decree No. 546/1993. Additionally, we believe that any contamination that may exist could be attributable to numerous sources, including dumping of refuse over many years by other industrial facilities and by ships. As YPF asked for the discontinuance of suit, although the final resolution is pending, the Company’s Management considers that the claim and the charges brought against the Company will have a favorable outcome.

Alleged defaults under natural gas contracts – Mega. Mega, a company in which YPF has a 38% interest, has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were reduced because of certain regulations implemented by the Argentine government. Consequently, we believe that we are not liable for such natural gas delivery deficiencies pursuant to the doctrine of “force majeure.” However, Mega has served a written claim on YPF for the total sum of U.S.$118 million corresponding to undelivered volumes for the years 2009, 2010, 2011 and 2012. Recently, we have reached an agreement with Mega and its shareholders for which parties temporarily agreed to certain commitments in order to support Mega’s financial operation, also including an agreement for the alleged undelivered volumes. We estimate that the matters referred to above will not have a material adverse effect on the Company’s results of operations.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, a Delaware corporation. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States” for additional information.

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

As of December 31, 2012, YPF Holdings’ accruals for environmental and other contingencies totaled approximately Ps.956 million. YPF Holdings management believes it has adequately accrued for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, and the possibility of administrative or judicial enforcement actions by authorities, which could result in material additions to such accruals in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ accruals for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the accruals already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of December 31, 2012, YPF Holdings has accrued approximately Ps.84 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RI/FS”) being performed and funded by Tierra and a number of other entities of the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group calls itself “CPG—Cooperating Parties Group” The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of December 31, 2012, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP. On May 29, 2012, Occidental, Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River—Mile 10.9—Removal Action”. However, Occidental remains a respondent to the 2007 AOC and its withdrawal from the CPG does not change its obligations under the mentioned AOC.

The EPA’s findings of fact in the 2007 AOC indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area (the 17-mile stretch of the Passaic river from the Dundee Dam south to Newark Bay). For this reason, during the first half of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, a draft Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which was signed and became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately U.S.$5.0 million and will take approximately two years to complete.

Tierra, acting on behalf of Occidental, is also performing and funding a separate RI/FS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA (the “2004 AOC”). The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. In addition, in August 2010, Tierra proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of December 31, 2012, the parties had not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above.

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

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“Removal AOC 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals’ former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which encompassed the removal of 40,000 cubic yards, started in July 2011 and was substantially completed in the fourth quarter of 2012. The EPA inspection was held in January 2013 and Tierra received written confirmation of completion in March 2013. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the Removal AOC of 2008, the EPA has required the provision of financial assurance in the amount of U.S.$80 million for the performance of the removal work. The Removal AOC of 2008 provides that the initial form of financial assurance is to be provided through a trust fund. As of December 31, 2012, U.S.$80 million had been contributed to the fund. The total amount of required financial assurance may be decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. Tierra may request modification of the form and timing of financial assurance for the Removal AOC. The removal work will remove a number of contaminants, such as dioxin, PCBs, and mercury, which may have come from sources other than or in addition to the former Chemicals plant. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-

recovery action. The removal work required pursuant to the Removal AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RI/FS addressing the lower 17-mile portion of the Passaic River, and the RI/FS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These ranged from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of CPG, submitted comments on the draft FFS to EPA, as did a number of other interested parties.

On September 18, 2012, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives it is considering in the Focused Feasibility Study (FFS), it is expected that the FFS and proposed plan could be released to the public in during the first semester of 2013 (followed by a 60-day period for public comment). The EPA stated that the FFS will set forth four alternatives: (i) no action (cost: US$8.6 million); (ii) deep dredging of 9.6 million cubic yards over 11 years (cost: U.S.$ 1.3 billion to U.S.$ 3.4 billion, depending in part on whether the dredged sediment is disposed of in a confined aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards over 6 years (cost: U.S.$ 1 billion to U.S.$ 1.9 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards over 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that is currently in favor of alternative (iii). As of the date of this annual report, the FFS is expected to be released to the public in the second semester of 2013. If EPA keeps to the announced schedule, it is anticipated that the final Record of Decision would be issued in about 12-18 months after the FFS is made public. Based on the information available to the Company as of the issuance date of this report, considering the potential final proposal, the results of the studies and discoveries to be produced, the several potential responsible parties involved in the matter, with its consequent potential allocation of removal costs, and also considering the opinion of external counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this litigation by YPF Holdings Inc.

The 17 miles of the Lower Passaic River from its confluence with Newark Bay to Dundee Dam pursuant to the 2007 AOC will be subject to a Remedial Investigation / Feasibility Study that is anticipated to be completed in 2015, following which EPA will select a remedy and notice it for public comment.

Moreover, and with respect to the alleged contamination, that dioxin, DDT and other “hazardous substances” discharged from Chemicals’ former Newark plant and contaminated the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental (the “New Jersey—litigation with DEP”). The plaintiffs seek damages for the past cost of investigation and cleanup of these waterways, property damage and other economic impacts (such as decreases in tax revenues and value of real estate and increases in public medical costs, etc.), and punitive damages. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities and sewage treatment authorities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. Anticipating this considerable expansion of the number of parties in the litigation, the court appointed a Special Master to assist the court in the administration of discovery. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Plaintiffs allege that defendants Repsol, YPF, YPF International S.A., YPF Holdings, Inc., CLH Holdings, Inc., Maxus, Maxus International Energy Company and Tierra are alter egos of one another and engaged in a scheme to defraud the Plaintiffs through corporate restructurings designed to cap and strand the environmental liabilities associated with the contamination of the area. To this end, Plaintiffs assert claims for the fraudulent transfer of Maxus’ assets, civil conspiracy, breach of fiduciary duty, aiding and abetting, and piercing the corporate veil and alter ego liability. In September 2010, governmental entities of the State of New Jersey and a number of third-party defendants filed motions to dismiss and Maxus and Tierra filed their responses. Except in a few cases, these motions were rejected in January 2011. In October 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants. However, the judge ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the Special Master in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases and ten tracks. Phase One will determine liability and Phase Two will determine damages. In July 2012, the Court amended the trial plan for Track II (Plaintiffs’ and Occidentals’ claims against Foreign defendants) and Track IV (liability for Plaintiffs’ and

Occidental’s claims stemming from the alleged fraudulent transfers, alter ego, and conspiracy), and scheduled trial for a date on or after June 1, 2013. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: one against Occidental and Maxus on liability under the Spill Act and the other against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability cannot be imposed if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site (an area located nearby the Passaic River); and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site, and that Maxus and Tierra share each other’s liabilities as alter-egos.

The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol YPF, YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no resolution was reached.

During the fourth quarter of 2011, the parties agreed on a consensus trial plan for Track III under CMO XVII, which narrowed the scope of issues for discovery and trial in May 2012 to factual issues relevant to determining Maxus’s alleged direct liability to the State of New Jersey and to issues relating to responsibility for discharges during the era when the Newark plant site was under the ownership of Kolker Chemical Works. The Court accepted six applications for Fast Track Arbitration-discovery proceeded in January 2012, to be followed by depositions and arbitration briefing. In addition, Maxus submitted to the Special Master and the “Additional Dischargers” Committee a plan to sample the area around mile 10.9 of the Passaic River for the HCX chemical marker that Maxus suspects may be associated with dioxin discharged by one or more third-party defendants. The HCX sampling was completed in January 2012 and validated results were received in March.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and Tierra have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and Tierra have the right to appeal such decision.

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court will conduct the discovery and trial of the State’s damages against Occidental, Maxus and Tierra (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII is scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants. Recently, the State and the third party defendants have reported that they are continuing to make progress toward a settlement, which were not disclosed to third parties. It is expected to finish these agreements during the first quarter of 2013, including court approval thereof.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there are three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extends the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014. In July 2012, the Court amended the trial plan for Tracks II (Plaintiffs’ and Occidentals’ claims against Foreign defendants) and Track IV (liability for Plaintiffs’ and Occidental’s claims stemming from the alleged fraudulent transfers, alter ego, and conspiracy), and scheduled trial for a date on or after June 1, 2013. On October 26, 2012, the Court again amended the trial plan for Tracks II and IV, adjusting discovery and summary judgment deadlines and setting trial for February 24, 2014. On February 14, 2013, the plaintiffs and all defendants except Occidental appeared before the Court to seek a stay of the litigation because they had agreed to recommend terms for a settlement framework to resolve the claims between them. Those terms remain subject to the Court’s confidentiality Orders. The Court issued an Order staying any proceedings in the litigation, including all deadlines, discovery and litigation activities, until April 15, 2013. At that time, the settling parties will be required to report to the Court on the status their attempt to draft and finalize a settlement agreement. Depending on the result of the negotiations the litigation will continue with all the parties or with Occidental exclusively.

In January 2013, the Court granted YPF, YPF International S.A., YPF Holdings, Inc., CLH Holdings, Inc. and Repsol permission to file motions to dismiss Plaintiffs’ Complaint and Occidental’s Cross-Claims as barred by the applicable statutes of limitations and repose and because they fail to state a claim upon which relief may be granted. YPF’s motion to dismiss was due on February 18, 2013, but, as described above, the Court stayed the litigation on February 14, 2013 for a term of sixty days.

As of December 31, 2012, DEP has not filed with the Court dollar amounts on all its claims, but it has (a) contended that a U.S.$50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately U.S.$118 million in past “cleanup and removal costs,” and is seeking an additional award of between U.S.$10 and U.S.$20 million to fund a study to assess natural resource damages, and (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of the cost of other economic impacts.

During the fourth quarter of 2012 and the first quarter of 2013, Maxus and Tierra, together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. The State has posted a copy of the proposed Consent Judgment, which is to be published in May 2013 followed by a 60-day comment period. However we cannot guarantee that such agreement is going to be reached by the parties.

As of December 31, 2012, YPF Holdings has accrued approximately Ps.592 million comprising the estimated costs for studies, the YPF Holdings Inc.‘s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC of 2008 agreement, and in addition certain other matters related to Passaic River and the Newark Bay, also including certain related legal matters. However, it is possible that other works, including interim remedial measures or different of those considered, may be ordered. In addition, the development of new information, the imposition of penalties, or remedial actions or the result of negotiations related to the referred matters differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently provisioned.

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that 16,000-30,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to excecute this AOC and Occidental, Maxus and Tierra formalized their resignations from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of U.S.$ 20 million, that the work would be completed. On June 25, 2012, EPA issued Occidental a Unilateral Administrative Order (UAO) for Removal Response Activities. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s existing dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. The deadline for Occidental’s submission of financial assurance has been extended to June 15, 2013. Occidental awaits EPA’s convening a meeting to discuss how it might participate and cooperate.

Based on the information available to the Company as of the issuance date of this report, considering the results of the studies and discovery process as well as the potential responsibility of the other parties involved in this matter and the potential allocation of removal costs, based on the advice of our external and internal legal counsel, it is not possible to reasonably estimate a loss or range of losses related to these outstanding matters. Therefore, no amount has been accrued in respect of these claims.

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

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. In February 2008, the parties reached an agreement in principle, pursuant to which Tierra agreed to pay, on behalf of Occidental, U.S.$5 million and agreed to perform remediation works at three sites, with a total cost of approximately U.S.$2.1 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey register in June 2011 and became final and effective as of September 2011. Pursuant to the Consent Judgment, the U.S.$5 million dollar payment was made in October 2011 and a master schedule was delivered to DEP in February 2012 for the remediation, during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; therefore, in March 2012, Maxus submitted a revised eight-year schedule and is awaiting DEP’s comments.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups and these groups have agreed not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective March 7, 2013.

In March 2008, the DEP approved an Interim Response Action work plan for work to be performed at the Kearny Plant site by Tierra and at the adjacent property by Tierra in conjunction with other parties. Work on the Interim Response Action has begun. In addition, this adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The three parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter of 2011, the PRG reached an agreement in principle with another potentially responsible party (Cooper Industries), whereby Cooper Industries would join the PRG .The PRG is in active negotiations with the EPA for an RI/FS AOC for the Standard Chlorine Chemical Company site and expects to execute the AOC in second quarter of 2013. Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP relating to the Hackensack River Study Area (“HRSA”) Supplemental Remedial Investigation Work Plan (“SRIWP”) that the PRG had submitted to the DEP in January 2009. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

As of December 31, 2012, YPF Holdings has accrued a total of approximately Ps.83 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works Site”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The investigation and remediation of the Painesville Works Site is governed by agreements and orders in place with the EPA and the Ohio Environmental Protection Agency (“OEPA”). The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of 20 specific operable units within the former Painesville Works Site and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As each operable unit within the Site receives OEPA approval for projects related to investigation, Remediation Work, or operation and maintenance activities, additional orders and agreements will be implemented, and additional amounts may need to be accrued. YPF Holdings has accrued a total of approximately Ps.73 million as of December 31, 2012 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a Memorandum of Agreement (“MOA”) with federal and state natural resources trustees in connection with claims for natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved specifying the restoration projects to be implemented. During the first half of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 through which it is agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of U.S.$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2012, YPF Holdings has accrued approximately Ps.19 million for its estimated share of the remediation and the MOA associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

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

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (FSP) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately U.S.$ 0.8 million.

YPF Holdings has accrued approximately Ps.8 million as of December 31, 2012 for its estimated share of the costs of the RI/FS. The main area of concern and focus is the extent of river sediment investigation that will be required. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 30, 2009. The PRP Group signed the Consent Decree in the second quarter of 2012, and it became effective in July 2012. During the second semester of 2012 the PRP Group will proceed with the planning and design phase with remediation to take place in 2013. As of December 31, 2012 the Company has reserved approximately Ps. 6 million in connection with its obligations for this matter.Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third-party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At December 31, 2012, YPF Holdings had accrued approximately Ps.1 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

Dallas Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current accrued for this matter. This decision will also require Maxus to reimburse Occidental for past costs. In 2009, Maxus received a statement from Occidental of the costs Occidental believed to be due under the judgment, in the amount of U.S.$16.7 million. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. In September 2009, Maxus paid to Occidental U.S.$1.9 million. In March 2012, Maxus paid to OCC US$ 0.6 million covering OCC’s costs for 2010 and 2011, and in September 2012 Maxus paid to OCC an additional U.S.$31 thousand for OCC’s costs for the first semester of 2012. Maxus anticipates that OCC’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. As of December 31, 2012, only approximately U.S.$0.3 million of disputed claims

(relating to Occidental’s internal costs) remains pending. Maxus has allowances for this claimed amount. A significant category of claims refused by Maxus on the basis of its interpretation of the 12-year clause, were claims relating to “Agent Orange.” All pending Agent Orange litigation was dismissed in December 2009. Although it is possible that additional claimants may come forward in the future, it is estimated that no significant liability will result from this category of claims.

The remaining claims refused consist primarily of claims of personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, which are currently unknown as of the date of this report, and if such claims arise, they could result in additional liability. As of December 31, 2012, YPF Holdings had accrued approximately Ps.1 million in respect of these matters.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. The court’s decision was appealed by Maxus In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. On behalf of Occidental, Maxus filed its appeal in the February 2011, and the Court of Appeals affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, U.S.$ 2 million in June 2012 covering past costs. Is still pending the obligation to pay some future costs As of December, 2012, YPF Holdings has accrued approximately Ps.4 million in respect of this matter.

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property; Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately U.S.$159 million to U.S.$ 210 million, basing themselves on plaintiffs’ expert’s study. During June 2012, the parties in the case held a court-ordered mediation. Plaintiff sought US$ 30 million from Maxus and two parties which was rejected by the defendants.YPF Holdings presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter, also has requested a change of venue for the treatment of the matter. The case is expected to go to trial in the first semester of 2013. As of December 31, 2012, YPF Holdings has acrrued U.S.$7 million with respect to this matter.YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the company’s financial condition. YPF Holdings has established accrued for legal contingencies and environmental issues in those situations where a loss is probable and can be reasonably estimated.

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

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2008	49.00	37.75
2009	47.00	16.81
2010	50.60	33.89
2011	54.58	31.25
2012	41.14	9.57
2013(1)	17.45	12.60

(1)	Through April 17, 2013.

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2011:
First Quarter	54.58	41.43
Second Quarter	46.34	40.95
Third Quarter	46.12	34.21
Fourth Quarter	38.49	31.25
2012:
First Quarter	41.14	26.21
Second Quarter	24.01	10.25
Third Quarter	13.69	11.26
Fourth Quarter	15.81	9.57
2013:
First Quarter	17.45	12.60
Second Quarter(1)	14.27	12.82

(1)	Through April 17, 2013.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2012:
October	11.17	12.94
November	11.41	9.57
December	15.81	11.29
2013:
January	17.45	14.87
February	17.10	12.60
March	15.56	13.60
April(1)	14.27	12.82

(1)	Through April 17, 2013.

According to data provided by The Bank of New York Mellon, as of April 17, 2013, there were 229,317,225 ADSs outstanding and 70 holders of record of ADSs. Such ADSs represented approximately 58.3% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF, outstanding ADSs represented 35.1% of the total number of outstanding Class D shares as of March 14, 2013. Repsol Group was the holder of 91.1 million of our ADSs at that date.

Buenos Aires Stock Market

The Buenos Aires Stock Market is the principal Argentine market for trading the ordinary shares.

The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires, or “MERVAL”) is the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 134 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (Sistema Integrado de Negociación Asistida por Computación, or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and mutual funds.

Certain information regarding the Argentine stock market is set forth in the table below

	2012	2011	2010	2009	2008
Market capitalization (in billions of pesos)(1)	2,300	1,611	1,900	2,185	1,234
As percent of GDP(1)	166%	86%	132%	191%	119%
Volume (in millions of pesos)	242,324	207,805	177,613	133,208	237,790
Average daily trading volume (in millions of pesos)	734.0	848.2	722.0	545.93	962.71

(1)	End-of-period figures for trading on the BASE.

Source: Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2008	183.00	118.00
2009	162.00	64.00
2010	205.00	137.00
2011	222.60	150.50
2012	188.50	66.50
2013(1)	133.50	101.30

(1)	Through April 17, 2013.

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2011:
First Quarter	222.60	177.00
Second Quarter	202.00	176.50
Third Quarter	195.50	150.50
Fourth Quarter	180.00	150.95
2012:
First Quarter	188.50	125.00
Second Quarter	125.00	66.50
Third Quarter	90.25	73.00
Fourth Quarter	104.00	66.50
2013:
First Quarter	133.50	101.30
Second Quarter(1)	120.90	115.75

(1)	Through April 17, 2013.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2012:
October	81.20	74.50
November	77.50	66.50
December	104.00	75.50
2013:
January	133.40	101.30
February	133.50	111.00
March	132.00	111.00
April(1)	120.90	115.75

(1)	Through April 17, 2013.

As of December 31, 2012, there were approximately 14,624 holders of Class D shares in Buenos Aires Stock Market.

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

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 26,831 (“Stocks Market Law”) whichgoverns the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

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

Despite a change in the legal framework of Argentine securities trading in the early 2000s , which established new disclosure requirements and standards of liability for issuers and underwriters; a new tender offers regulation and others minority investors rights; and new standards in corporate governance among other regulatory changes introduced by Decree 677/01 (the “Transparency Decree”), there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

Almost all the provisions of the Transparency Decree have been incorporated in the recently new securities law, Law No. 26,831 enacted in 2012, the “Stocks Market Law”, which applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among the key provisions of the Transparency Decree that has been incorporated in the new Stocks Market Law, are the following: the definition of a “security,” that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition to this, the Stocks Market Law included very relevant changes for the modernization and future design of the capital market, like the demutualization of the stock exchanges; new regulatory powers and resources for the CNV; a mandatory tender offer system and other provisions, like the new requirements for brokers/dealers and other market participants that call for the implementation of these provisions by the CNV during the current year.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with the international accounting standards (IFRS) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Money laundering regulations

Recent modifications to Argentine money laundering regulations have resulted in their application to increasing numbers and types of securities transactions.

The notion of money laundering is generally used to refer to transactions aimed at introducing funds derived from unlawful activities into the institutionalized system and therefore, transforming profits obtained from unlawful activities into assets having a presumed lawful origin.

Law No. 25,246 (as subsequently amended by Law No. 26,087, Law No. 26,119, Law No. 26,268 and Law No 26,683) provides for an administrative criminal system and replaces several sections of the Argentine Criminal Code, incorporating, among other matters, the definition of money laundering as a type of crime committed whenever a person converts, transfers, manages, sells, charges, conceals or otherwise markets any asset derived from a criminal offense, with the possible consequence that the original assets or substitutes thereof appear to come from a lawful source, provided that the total value of the asset exceeds Ps. 300,000 regardless of whether such amount results from one act or a series of related acts.

According to Section 303 of the Argentine Criminal Code, money laundering (as defined above) shall be punished with three to ten years of imprisonment and a fine of two to ten times the amount of the transactions made. The penalty prescribed above shall be increased by one third of the maximum and one half of the minimum if: (a) the wrongdoer carries out the act on a regular basis or as a member of an association or gang organized with the purpose of continuously committing acts of a similar nature; (b) if the primary wrongdoer is a public officer who committed the infringement in the exercise of his/her duties (in such a case, the wrongdoer shall also be punished by special disqualification for three to ten years, and the same penalty shall apply to a wrongdoer who commits the offense in the service of a profession or trade requiring special qualification). The individual who receives money or other assets derived from a criminal offense with the purpose of applying them to a money laundering transaction shall be punished with imprisonment from six months to three years. If the value of the assets is not over Ps. 300,000, the wrongdoer will be punished with imprisonment from six months to three years. The provisions in this section shall apply even when the criminal offense is committed outside the geographical jurisdiction of the Argentine Criminal Code, so long as the crime is also penalized in the jurisdiction where it was committed.

Section 277 of the Argentine Criminal Code sets forth that an imprisonment of between six months and three years shall be applied (with varying minimum terms attaching depending on the particular circumstances) to any person who helps a perpetrator to avoid investigation, obscures or destroys evidence of a crime, acquires, receives, hides or alters money or other proceeds from a crime, does not report the commission of the crime or does not identify the perpetrator or participant in a crime with knowledge that such person would have been obliged to assist in the criminal prosecution of such crime and/or aids or abets the perpetrator or participant to make safe the proceeds of the crime. The minimum and maximum terms of punishment shall be doubled when: (a) the offense implies a particularly serious crime (for which minimum penalty is higher than 3 years of imprisonment); (b) the abettor acts for profit; (c) the abettor habitually commits concealment acts; or (d) the abettor is a public official.

Law No. 25,246 contemplates that the legal entity whose management collected or provided assets or money, whatever their value, knowing that such assets were to be used by a terrorist organization, may be subject to a fine between five to 20 times the value of such assets. Furthermore, whenever the management of the legal entity infringes the duty to treat the information submitted to the Financial Information Unit (Unidad de Información Financiera) (“UIF”) as confidential, the legal entity shall be subject to a fine between Ps. 50,000 to Ps. 500,000. Additionally such regulation created the UIF as an autonomous and financially self-sufficient entity within the jurisdiction of the Argentine Ministry of Justice and Human Rights, in charge of analyzing, treating and transmitting information in order to preclude and prevent money laundering. Pursuant to this legislation, the UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must funish such information in accordance with Law No. 25,246. Whenever the information furnished or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings. Moreover, Law No. 26,087 mandates that banking secrecy or professional privilege, or legal or contractual commitments, cannot be considered exceptions to the compliance with the obligation to submit information to the UIF in the context of an investigation of suspicious activity.

The main goal of Law No. 25,246 is to prevent money laundering. In line with internationally accepted practices, the duty to control such illegal transactions is not concentrated solely in Argentine Federal Governmental entities but also distributed among several private sector entities such as banks, brokers, brokerage firms and insurance companies. Such duties mainly consist of data collection functions, such as: (i) gathering from clients, applicants or contributors any documentation sufficient to prove their identity, legal capacity, domicile and further data as necessary on a case by case basis; (ii) reporting any suspicious fact or transaction irrespective of its amount; and (iii) abstaining from disclosing to the client or third parties any procedures being followed pursuant to law. According to Law No. 25,246 a suspicious transaction shall mean any transaction that, in accordance with standard business practices and in the experience of the entities and individuals subject to reporting obligations, is regarded as unusual, unjustified from an economic or legal standpoint, or unnecessarily complex, whether it is a one-time transaction or a series of transactions.

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), amended by Resolution No. 1/12, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Argentine Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF (“Resolution 229”) is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be archived and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) creating a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; b) designation of a compliance officer; c) the implementation of periodic audits; d) personnel training; e) elaboration of analysis records and risk management of detected unusual operations and of those which have been reported because they were considered suspicious; f) implementation of technological tools which allow the establishment of efficient control systems and prevention of money laundering and terrorism financing; and g) implementation of measures which allow Subjects Obliged under Resolution 121 and Subjects Obliged under Resolution 229, respectively, to electronically consolidate the operations carried out with clients, and electronic tools which allow the analysis and control of different variables in order to indentify certain behaviors and observe possible suspicious transactions. Entities covered by Resolution 121 must report any money laundering suspicious activity to the UIF within 150 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hours period has elapsed.

According to this Resolution 229, unusual transactions are those attempted or consummated transactions, on a one-time or on a regular basis, without economic or legal justification, inconsistent with the economic and financial profile of the client, and which deviate from standard market practices, based on their frequency, regularity, amount, complexity, nature or other particular features. According to Resolution 229, an unusual transaction is one that, considering the suitability of the reporter in light of the activity it carries out, and the analysis made, may be suspicious of money laundering and financing terrorism. On other hand, suspicious transactions are those attempted or consummated transactions that, having been previously identified as unusual transactions, are inconsistent with the lawful activities declared by the client or, even if related to lawful activities, give rise to suspicion that they are linked or used to finance terrorism.

Likewise, Resolution 229 provides for a list of factors which shall be specially taken into account in order to determine whether a transaction should be reported to UIF, including but not limited to: (i) clients who refuse to provide data or documents required by Resolution 229, or data provided by clients which is proved to be irregular; (ii) clients attempting to avoid compliance with the requirements set forth by Resolution 229 or other anti-money laundering regulations; (iii) indications about the illicit origin, management or destination of funds and other assets used in the transactions, in respect of which the reporting person or company does not receive a viable explanation; (iv) transactions involving countries or jurisdictions which are deemed tax heavens or identified as non cooperative by the Financial Action Task Force (“FATF”); (v) the purchase or sale of securities at prices conspicuously higher or lower that those quoted at the moment the transaction is consummated; (vi) the purchase of securities at extremely high prices; (vii) transactions where the client declares assets not consistent with the size of their business, thereby implying the possibility that such client is not acting in its own name but as an agent of an anonymous third party; (viii) investment transactions with securities for high nominal values, which are not consistent with the volume of securities historically negotiated according to the client’s transactional profile; and (ix) the receipt of an electronic transfer of funds without all the required information.

In addition, General Resolutions No. 602 and 603 issued by the CNV establish that brokers and brokerage firms, and companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or lease of securities affiliated with stock exchange entities with or without associated markets and intermediary agents registered on forwards or option markets, and individuals or legal entities acting as trustees, for any type of trust fund, and individuals or legal entities, owners of or related to, directly or indirectly, with trust accounts, trustees and grantors in the context of a trust agreement, shall comply with Law No. 25,246, the UIF’s rulings and the CNV’s regulations. Additionally, companies managing common investment funds, any person acting as placement agent or performing activities relating to the trading of common investment funds, any person acting as placement agent in any primary issuance of marketable securities, and any issuer with respect to capital contributions, irrevocable capital contributions for future issuances of stock or significant loans, must also comply with such regulations.

Such resolutions also contain certain requirements for the reception and delivery of checks and payments made between the individuals and entities listed above, as well as the prohibition of transactions relating to the public offering of securities, when they are consummated or ordered by individuals or companies domiciled or residing in domains, jurisdictions, territories or associated states included in the list enclosed to Decree No. 1037/2000, regulating the Income Tax Law No. 20,628 and its amendments, which list mainly includes typical tax-haven jurisdictions.

Brokers and dealers must duly know their clients and apply policies and maintain adequate structures and systems in line with a policy against money laundering and terrorist financing. Also, interested investors undertake the obligation to submit any information and documents that may be required in order to comply with criminal regulations and other laws and regulation in connection with money laundering, including capital markets’ regulations preventing money laundering issued by the UIF and similar regulations issued by the CNV.

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

Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the company who was allegedly excluded from the National Government’s YPF PPP, filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Pursuant to the plaintiff’s request, the federal judge of first instance of Bell Ville, in the province of Cordoba, granted a preliminary injunction (the “Preliminary Injunction”), ordering that any sale of shares of YPF or any other transaction involving the sale, assignment or transfer of shares of YPF carried out by Repsol YPF or YPF be suspended, unless the plaintiff and other beneficiaries of the PPP, organized under the Federation of Former Employees of YPF, are involved or participate in such transactions. We filed an appeal against such decision, requesting that the Preliminary Injunction be revoked. In addition, we requested the recusal of the federal judge of first instance of Bell Ville and the issuance of a preliminary injunction offsetting the effects of the Preliminary Injunction. On March 1, 2011, we were notified that the intervening judge had allowed our appeal, suspending the effects of the Preliminary Injunction. In addition, a preliminary injunction was granted to explicitly allow the free disposition of our shares, provided that Repsol YPF, directly or indirectly continues to own at least 10% of our shares. On December 5, 2011, the Court of Appeals confirmed this preliminary injunction and modified the Preliminary Injunction of the federal judge of first instance of Bell Ville. Both the federal judge of first instance of Bell Ville, on July 21, 2011, and the Court of Appeals, on December 15, 2011, decided in favor of the jurisdiction the federal court in Buenos Aires to resolve this matter. Under the jurisprudence of the Federal Supreme Court of Argentina (upholding numerous decisions of the relevant Courts of Appeals), YPF should not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the National Government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

The Class A shares held by the Argentine government became eligible for sale in April 1995 upon the effectiveness of legislation which permitted the Argentine government to sell such shares. In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares at a price of U.S.$44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. On November 4, 1999, Repsol YPF acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of our Class B, C and D shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra Compañía Argentina de Petróleo, S.A. (“Astra”) and Repsol Argentina, S.A., Repsol YPF owned 330,551,981 Class D shares and therefore controlled us through a 99.04% ownership interest until 2008. Following the different transactions that started in 2008, Repsol YPF ended up with a total ownership of 57.43% in April 2012.

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.”

As of the date of this annual report, the transfer of the shares subject to expropriation between National Excecutive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

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

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the Audit Committee and election, performance and remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Transparency Decree and from January 28th, 2013, pursuant to the Stocks Market Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, assets as long as such decision has not been performed in the ordinary course of business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partial or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

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

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary meeting held on June 4th, 2012, our Board of Directors is composed of 17 directors and 11 alternates.

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

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment in industries other than broadcasting, purchase land located in frontier and other security areas by foreigners and limits on the ownership of rural land by foreign individuals or legal entities according to Law 26,737, is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder.

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

In the shareholders’ agreement entered into by Repsol YPF and Petersen Energía in connection with the Petersen Transaction, they had agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. In 2011 we paid Ps. 5,565 million (Ps. 14.15 per share) with respect to 2010 earnings. However, after the passage of the Expropriation Law, at our Shareholder’s meeting held on July 17, 2012 a dividend of Ps. 303 million (Ps. 0.77 per share or ADS) was authorized for payment during 2012. Recently the Company approved its Strategic Plan 2013-2017 which provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with such strategy.

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77

In addition, our Board of Directors in its meeting held on March 11, 2013 approved a proposal to the Shareholders of a dividend Ps. 330 million to be paid during 2013. Such proposal will be considered by our next Shareholder’s meeting.

Amount Available for Distribution

Under Argentine law, dividends may be lawfully paid only out of our retained earnings reflected in the annual audited financial statements prepared in accordance with accounting rules prevailing in Argentina and CNV regulations and approved by a shareholders’ meeting. The Board of Directors of a listed Argentine company may declare interim dividends, in which case each member of the Board and of the Supervisory Committee is jointly and severally liable for the repayment of such dividend if retained earnings at the close of the fiscal year in which the interim dividend was paid would not have been sufficient to permit the payment of such dividend.

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

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Stocks Market Law relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as us, may shorten the period during which preemptive rights may be exercised from 30 to ten days following the publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

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

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as the Company, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (valor patrimonial proporcional), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

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

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the United Kingdom and Uruguay. The tax treaty between Argentina and Spain had remained in force until December 31, 2012. The new one has been signed but not ratified by their governments. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for U.S. federal income tax purposes, and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or financial instruments, who use a mark-to-market method of tax accounting;

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

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years before January 1, 2013 were taxable at a maximum rate of 15%. Beginning after December 31, 2012, the maximum capital gains rate to such non-corporate U.S. Holders increased from 15% to 20% for securities being held longer than one year and some non-corporate U.S. Holders may also be subject to a 3.8% net investment surtax. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Passive foreign investment company rules

YPF believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2012 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

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

In addition, if YPF were to be treated as a PFIC in a taxable year in which it paid a dividend or prior taxable years, the capital gain rate discussed above with respect to dividends paid by qualified foreign corporations to certain non-corporate holders would not apply.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2012, and from which we may incur future gains or losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information-Risk Factors.”

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. See Note 1.e to the Audited Consolidated Financial Statements).

In addition, our costs and receipts denominated in currencies other than the argentine peso, including the U.S. dollar, often do not match. We generally follow a policy of not hedging our debt obligations in U.S. dollars. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

The table below provides information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) being expressed in the latter currency at the exchange rate as of December 31, 2012, those whose currency were different than the dollar. This information constitutes additional information to the exposed in the financial statements at December 31, 2012, and was prepared according to internal estimates of the Company. As mentioned in Note 1.c to Audited Consolidated Financial Statements, the Company has determined that the U.S. dollar its functional currency. Therefore, the effect of changes in the dollar exchange rate on dollar currency positions have no impact on the exchange difference recorded in the consolidated statements of comprehensive income included in the Audited Consolidated Financial Statements.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	417	1	—	80		498
Accounts payable	1,561	5	—	—		1,566
Debt	736	409	670	8		1,823
Other Liabilities	58	216	139	881	(1)	1,293

(1)	Includes U.S.$425 million corresponding to accruals for contingencies with undetermined maturity.

Interest rate exposure

The table below provides information about our assets and liabilities as of December 31, 2012 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	2,950	257	—	—	—	—	3,207	3,207
Interest rate	0.50%-17.02%	4.82%
Variable rate
Other Receivables	886	17	17	17	17	16	969	969
Interest rate	CER(1)+8%/0.15%-19.29%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Liabilities
Fixed rate
YPF’s Negotiable Obligations	593	636	—	2,702	—	40	3,971	4,117
Interest rate	4%-19%	5%		6.25%		10%
Related Parties	—	—	—	—	—	—	—	—
Interest rate
Other debt	2,543	213	241	69	69	29	3,164	3,176
Interest rate	2.5-20.25%	3.6-15%	3.6-15%	3.6-15%	3.6-15%	9.38%
Variable rate
YPF’s Negotiable Obligations	—	600	800	1,055	2,219	1,164	5,838	5,838
Interest rate		BADLAR (2)+3+4%	BADLAR (2)+4%	BADLAR +4.25%	BADLAR +4.25+4.75%	BADLAR +4.75%
Related parties	—	—	—	—	—	—	—	—
Interest rate
Other debt	1,699	1,067	723	509	70	—	4,067	4,067
Interest rate	Libor + 3.35-4.5%/ BADLAR +4%	Libor + 4-4.5%/ BADLAR +4%	Libor + 4-4.5%/ BADLAR +4%	Libor + 4-4.5%	Libor + 4-4.5%

(1)	Coeficiente de Estabilización de Referencia (CER) is a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.
(2)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging instruments. For information on our hydrocarbons delivery commitments as of December 31, 2012, see “Item 4. Information on the Company—Exploration and Production—Delivery commitments”.

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

In 2012, the Depositary made no direct or indirect payments to YPF.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2012, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer (see “Item 6. Directors, Senior Management and Employees—Management of the Company”), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Management’s Report on Internal Control Over Financial Reporting

Management of YPF is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). YPF’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

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

Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer (see “Item 6. Directors, Senior Management and Employees-Management of the Company”), we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2012 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages.

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

ITEM 16.

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors have designated Eduardo M. Basualdo as YPF’s Audit Committee Financial Expert. Mr. Basualdo was designated by the Board of Directors at the meeting held on June 4th, 2012. YPF believes that Mr. Basualdo possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Basualdo is an independent director.

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

C1106BKK Buenos Aires, Argentina

Tel. (011-54-11) 5441-5531

Fax (011-54-11) 5441-2113

ITEM 16C. Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates by type of service rendered for the periods indicated.

	2012		2011
Services Rendered	Fees	Expenses	Fees	Expenses
	(in thousands of pesos)
Audit Fees	13,988	188	12,883	110
Audit-Related Fees(1)	686	66	594	—
Tax Fees	—	—	—	—
All Other Fees	389	—	130	—

	15,063	254	13,607	110

(1)	Includes the fees for the issuance of agreed upon procedures reports.

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

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2012, neither YPF nor any of its affiliates purchased any of YPF’s equity securities.

ITEM 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2012 and 2011 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees-Compliance with NYSE Listing Standards on Corporate Governance.”

PART III

ITEM 17. Financial Statements

The registrant has responded to Item  18 in lieu of responding to this Item.

ITEM 18. Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19. Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version) *
1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version) **
11.1	Code of Ethics***
12.1	Section 302 Certification by Chief Executive Officer
12.2	Section 302 Certification by Chief Financial Officer
13.1	Section 906 Certification
23.1	Consent of Gaffney, Cline & Associates, Inc.
99.1	Reserves Audit Report of Gaffney, Cline & Associates, Inc.
99.2	Reserves Audit Report of Gaffney, Cline & Associates, Inc.

*	Filed as Exhibit 1.1 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
**	Filed as Exhibit 1.2 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
***	Incorporated by reference to YPF’s 2004 annual report on Form 20-F filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	Daniel Gonzalez
Name: Daniel Gonzalez
Title: Chief Financial Officer

Dated: April 26, 2013

SOCIEDAD ANONIMA Consolidated Financial Statements as of December 31, 2012 and Comparative Information Independent Auditors’ Report

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012

AND COMPARATIVE INFORMATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2012 and 2011, and as of January 1, 2011 and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2012 and 2011 and as of January 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”).

As indicated in note 1.a) to the consolidated financial statements mentioned in the first paragraph of this report, these consolidated financial statements constitute the first set prepared in conformity with IFRS. The effects of changes caused by the application of these new accounting standards are presented in note 1.b) to the accompanying consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina

April 26, 2013

Deloitte & Co. S.A.

/s/ Guillermo D. Cohen

Guillermo D. Cohen

Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled companies as of and for the year ended December 31, 2012 and our report dated April 26, 2013 expressed an unqualified opinion on those consolidated financial statements and included explanatory paragraphs stating that, as indicated in note 1.a) to the consolidated financial statements mentioned in the first paragraph of this report, these financial statements have been prepared in conformity with IFRS, this being the first fiscal year of application of such Standards. The effects of changes caused by the application of these new accounting standards are presented in note 1.b) to the accompanying financial statements.

Buenos Aires City, Argentina

April 26, 2013

Deloitte & Co. S.A.

/s/ Guillermo D. Cohen

Guillermo D. Cohen

Partner

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 36

BEGINNING ON JANUARY 1, 2012

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

Principal business of the Company: exploration, development and production of oil, natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels and their components; production of electric power from hydrocarbons; rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grains and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of December 31, 2012

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.c.1)

	Note	December 31, 2012	December 31, 2011	January 1, 2011
Noncurrent Assets
Intangible assets	2.f	1,492	1,300	927
Fixed assets	2.g	56,971	43,522	34,658
Investments in companies	2.e	1,914	2,013	1,839
Deferred income tax assets	10	48	30	—
Other receivables and advances	2.c	1,161	882	1,554
Trade receivables	2.b	15	22	28

Total non-current assets		61,601	47,769	39,006

Current Assets
Inventories	2.d	6,922	6,006	3,748
Other receivables and advances	2.c	2,635	2,788	2,756
Trade receivables	2.b	4,044	3,315	3,163
Cash and equivalents	2.a	4,747	1,112	2,326

Total current assets		18,348	13,221	11,993

Total assets		79,949	60,990	50,999

Shareholders’ equity
Shareholders’ contributions		10,674	10,674	11,854
Reserves, other comprehensive income and retained earnings		20,586	12,746	10,834

Total shareholders’ Equity (per corresponding statements)		31,260	23,420	22,688

Noncurrent Liabilities
Provisions	2.j	10,663	9,206	8,088
Deferred income tax liabilities	10	4,685	2,724	2,048
Other taxes payable		101	136	137
Salaries and social security		48	38	38
Loans	2.i	12,100	4,435	1,521
Accounts payable	2.h	162	60	59

Total noncurrent liabilities		27,759	16,599	11.891

Current Liabilities
Provisions	2.j	820	965	857
Income tax payable		541	—	1,748
Other taxes payable		920	511	621
Salaries and social security		789	537	390
Loans	2.i	5,004	7,763	5,829
Accounts payable	2.h	12,856	11,195	6,975

Total current liabilities		20,930	20,971	16,420

Total liabilities		48,689	37,570	28,311

Total liabilities and shareholders’ equity		79,949	60,990	50,999

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.c.1)

	Note	2012	2011
Revenues	2.k	67,174	56,211
Cost of sales	2.k	(50,267)	(41,143)

Gross profit		16,907	15,068

Selling expenses	2.k	(5,662)	(5,438)
Administrative expenses	2.k	(2,232)	(1,822)
Exploration expenses	2.k	(582)	(574)
Other expense, net	2.k	(528)	(46)

Operating income		7,903	7,188

Income on investments in companies		114	685
Financial income (expense), net:
Gains (losses) on assets
Interests		198	180
Exchange differences		(337)	(173)
(Losses) gains on liabilities
Interests		(1,557)	(1,045)
Exchange differences		2,244	751

Net income before income tax		8,565	7,586
Income tax	10	(2,720)	(2,495)
Deferred income tax	10	(1,943)	(646)

Net income for the year (1)		3,902	4,445

Earnings per share basic and diluted	9	9.92	11.30

Other comprehensive income
Actuarial gains (losses) – Pension Plans		18	(12)
Translation differences from investments in companies		(198)	(110)
Translation differences from YPF S.A.		4,421	1,974

Total other comprehensive income for the year		4,241	1,852

Total comprehensive income for the year (1)		8,143	6,297

(1)	Entirely attributable to YPF S.A.’s shareholders.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for the amounts per share expressed in pesos – Note 1.c.1)

	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Issuance premiums	Total	Legal reserve	Reserve for future dividends	Reserve for investments	Other comprehensive income		Retained earnings(3)	Total shareholders’ equity (2)
Balances as of January 1, 2011	3,933	7,281	640	11,854	2,243	596	—	—		7,995	22,688
As decided by the General Ordinary Shareholders’ Meeting of April 26, 2011:
- Absorption of the effect of the modification of previous years information (Note 4)	—	(1,180)	—	(1,180)	—	—	—	—		1,180	—
- Reversal of Legal Reserve (Note 4)	—	—	—	—	(236)	—	—	—		236	—
- Reversal of Reserve for future dividends	—	—	—	—	—	(596)	—	—		596	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	6,622	—	—		(6,622)	—
As decided by the Board of Directors’ Meeting of April 26, 2011:
- Cash dividends (7.00 per share)	—	—	—	—	—	(2,753)	—	—		—	(2,753)
As decided by the Board of Directors’ Meeting of November 2, 2011:
- Cash dividends (7.15 per share)	—	—	—	—	—	(2,812)	—	—		—	(2,812)
Other comprehensive income for the year	—	—	—	—	—	—	—	1,852		—	1,852
Actuarial losses reclassification – Pension Plans	—	—	—	—	—	—	—	12		(12)	—
Net income	—	—	—	—	—	—	—	—		4,445	4,445

Balances as of December 31, 2011	3,933	6,101	640	10,674	2,007	1,057	—	1,864		7,818	23,420

As decided by the General Ordinary Shareholders’ Meeting of July 17, 2012:
- Reversal of Reserve for future dividends	—	—	—	—	—	(1,057)	—	—		1,057	—
- Appropriation to Reserve for investments	—	—	—	—	—	—	5,751	—		(5,751)	—
- Appropriation to Reserve for future dividends	—	—	—	—	—	303	—	—		(303)	—
As decided by the Board of Directors’ Meeting of November 6, 2012:
- Cash dividends (0.77 per share)	—	—	—	—	—	(303)	—	—		—	(303)
Other comprehensive income for the year	—	—	—	—	—	—	—	4,241		—	4,241
Actuarial gains reclassification – Pension Plans	—	—	—	—	—	—	—	(18)		18	—
Net income	—	—	—	—	—	—	—	—		3,902	3,902

Balances as of December 31, 2012	3,933	6,101	640	10,674	2,007	—	5,751	6,087	(1)	6,741	31,260

(1)	Includes 6,395 corresponding to the effect of the translation of the financial statements of YPF S.A. and (308) corresponding to the effect of the translation of the financial statements of investments with functional currency different to dollar, as detailed in Note 1.c.1.
(2)	Entirely attributable to YPF’s shareholders.
(3)	Includes 3,648 corresponding to the initial adjustment for the implementation of IFRS, that pursuant to General Resolution No. 609 of the CNV; will be allocated in the next shareholders’ meeting to a special reserve. See Note 1.c.17 for additional information.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.c.1)

	As of December 31, 2012	As of December 31, 2011
Cash flows from operating activities
Net income	3,902	4,445
Adjustments to reconcile net income to cash flows provided by operating activities:
Income on investments in companies	(114)	(685)
Depreciation of fixed assets	8,129	6,438
Amortization of intangible assets	152	61
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	1,170	1,022
Net (decrease) increase of fixed assets provisions	(1)	21
Income tax	4,663	3,141
Net increase in provisions	2,208	1,261
Changes in assets and liabilities:
Trade receivables	(517)	14
Other receivables and advances	22	745
Inventories	(916)	(2,258)
Accounts payable	1,857	2,330
Other taxes payables	374	(111)
Salaries and social security	262	147
Decrease in provisions from payment	(1,406)	(1,126)
Interest, exchange differences and other (1)	(825)	895
Dividends from investments in companies	388	579
Income tax payments	(2,047)	(4,233)

Net cash flows provided by operating activities	17,301	12,686

Cash flows used in investing activities(2)
Payments for investments:
Acquisitions of fixed assets and intangible assets	(16,403)	(12,156)
Capital contributions to investments in companies	—	(2)

Net cash flows used in investing activities	(16,403)	(12,158)

Cash flows used in financing activities
Payments of loans	(28,253)	(16,997)
Payments of interest	(920)	(457)
Proceeds from loans	32,130	21,175
Dividends paid	(303)	(5,565)

Net cash flows provided by (used in) financing activities	2,654	(1,844)

Translation differences generated by cash and equivalents	83	102

Net increase (decrease) in cash and equivalents	3,635	(1,214)

Cash and equivalents at the beginning of year	1,112	2,326
Cash and equivalents at the end of year	4,747	1,112

Net increase (decrease) in cash and equivalents	3,635	(1,214)

COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF YEAR
- Cash	950	777
- Other financial assets	3,797	335

TOTAL CASH AND EQUIVALENTS AT THE END OF YEAR	4,747	1,112

(1)	Does not include translation differences generated by cash and equivalents, which is exposed separately in the statement.
(2)	The main investing and financing activities that have not affected cash and equivalents correspond to unpaid acquisitions of fixed assets and concessions extension easements at the end of year.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.c.1)

1.	CONSOLIDATED FINANCIAL STATEMENTS

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the year ended December 31, 2012 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of IFRS as issued by the International Accounting Standards Board (“IASB”) was required by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the regulations of the Argentine Securities Commission (“CNV”). Application of IFRS is mandatory for YPF, according to the accounting professional standards and the regulatory standards mentioned above, as from the year beginning on January 1, 2012. The effects of the changes resulting from the application of IFRS are presented in section 1.b) of this Note.

The amounts and other information corresponding to the year ended on December 31, 2011 and as of January 1, 2011 (the latter is the date of transition to IFRS) are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these statements.

•	Use of estimations

The preparation of the consolidated financial statements in accordance with IFRS, which is YPF’s Board of Directors’ responsibility, require certain accounting estimates to be made and the Board of Directors and Management to make judgments when applying accounting standards. Areas of greater complexity or that require further judgment, or those where assumptions and estimates are significant, are detailed in Note 1.d “Accounting Estimates and Judgments”.

•	Consolidation policies

For purpose of presenting the consolidated financial statements, the full consolidation method was used with respect to those subsidiaries in which the Company holds, either directly or indirectly, control, understood as the ability to establish/manage the financial and operating policies of a company to obtain benefits from its activities. This capacity is, in general but not exclusively, obtained by the ownership, directly or indirectly of more than 50% of the voting shares of a company.

Interest in joint operations and other agreements which gives the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of joint operations are presented in the consolidated balance sheet and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Paragraph a) of Exhibit I details the controlled companies which were consolidated using the full consolidation method and Exhibit II details the main joint operations which were proportionally consolidated.

In the consolidation process, balances, transactions and profits between consolidated companies have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such controlled companies, which could have produced changes to their shareholders’ equity. The date of the financial statements of such controlled companies used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by controlled companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of controlled companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.c.1.

YPF, directly and indirectly, holds approximately 100% of capital of the consolidated companies. Consequently, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

1.b) Adoption of International Financial Reporting Standards (IFRS)

In accordance with IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, adopted by General Resolution No. 562/09 of the CNV, the information provided below has been prepared based on the IFRS applicable as of December 31, 2012. In addition, and in accordance to IFRS 1, the date of transition to IFRS is January 1, 2011 (the “transition date”).

The criteria adopted by YPF in its transition to IFRS in relation to the permitted exceptions established by IFRS 1 are as follows:

I.	Fixed assets and Intangible assets have been measured at the transition date in the functional currency defined by YPF according to the following:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos: the value of these assets measured according to the accounting standards outstanding in Argentina before the adoption of IFRS (“Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: the value of these assets was remeasured into U.S. dollars using the exchange rate in effect as of the date of acquisition or incorporation of each such asset.

II.	IFRS 9 (2010), “Financial Instruments”, IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements” and IFRS 12, “Disclosure of Interest in Other Entities” have been applied as from the transition date.

III.	The cumulative translation differences generated by investments in foreign companies as of the transition date were reclassified to retained earnings. Under the previous Argentine GAAP, these differences were recorded under shareholders’ equity as deferred earnings.

Set forth below is a reconciliation of Shareholders’ equity as of January 1 and December 31, 2011.

•	Reconciliations of Shareholders’ equity as of January 1 and December 31, 2011:

	As of January 1, 2011	As of December 31, 2011
Shareholders’ equity according to Previous Argentine GAAP	19,040	18,735
1. Effect of application of the functional and reporting currency:
a) Adjustment to fixed assets and intangible assets	5,040	6,438
b) Adjustment to inventories	137	266
c) Other	283	327
2. Income tax effect	(1,812)	(2,346)

Shareholders’ equity according to IFRS	22,688	23,420

1.	Effect of application of the functional and reporting currency:

Under previous Argentine GAAP, considering CNV regulations until December 31, 2011, the financial statements were measured and presented in pesos (reporting currency) recognizing the effects of variations in the purchasing power of money by applying the method of restatement in constant currency established by Resolution No. 6 and considering the provisions of General Resolution No. 441 of the CNV, which established the suspension of the restatement of financial statements in constant currency as from March 1, 2003. Foreign currency transactions were recorded in pesos at the exchange rate prevailing at the date of each transaction. Exchange differences arising on monetary items in foreign currencies were recognized as financial income (expense) in the year in which they arise.

Under IFRS, companies should determine their functional currency according to the criteria established by IAS 21, “The Effects of Changes in Foreign Exchange Rates”, which may differ from their reporting currency. According to the provisions of that standard, YPF’s management has defined the U.S. dollar as the functional currency of YPF. Accordingly, the shareholders’ equity as of January 1 and December 31, 2011, prepared under previous Argentine GAAP, have been remeasured into U.S. dollars according to the procedure set out in IAS 21 and IFRS 1, with the objective of generating the same accounting information that would have been reported if the accounting records were kept in that functional currency.

According to the established procedures, monetary assets and liabilities are remeasured at the relevant closing exchange rates. Non-monetary items, which are measured in terms of historical cost, as well as income and expenses, are remeasured using the exchange rate at the date of the relevant transaction. The results of the remeasurement into U.S. dollars of monetary assets and liabilities in currencies different from U.S. dollar are recognized as income (expense) in the year in which they arise. With respect to investments in companies under control and investments in companies in which Company’s management has defined a currency different from the U.S. dollar as its functional currency, the adjustment for the remeasurement of their shareholders’ equity into U.S. dollars is not included in the determination of Net income and is reported in Other Comprehensive Income for the year.

Additionally, according to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the amounts obtained from the process above mentioned, need to be converted into pesos, following the criteria set forth in IAS 21. As a result, assets and liabilities have been translated to the reporting currency, at the closing exchange rate, income and expenses have been translated at the exchange rate at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month) and the exchange differences resulting from this process have been reported in Other Comprehensive Income for the year.

1.a)	According to the methodology mentioned above, the Company has measured its fixed assets and intangible assets, in its functional currency, taking into consideration the exception mentioned in the paragraphs I.a) and I.b) above and has subsequently translated them into pesos. Based on that measurement, the fixed assets and intangible assets of the Company are higher under IFRS by 5,040 and 6,438 as of January 1 and December 31, 2011, respectively.

1.b)	In addition, the adjustment referred to above in fixed assets and intangible assets have affected the valuation of the inventories. According to the methodology established by the Company for the valuation of inventories, the depreciation of fixed assets and certain intangible assets is part of their cost. Since such depreciation has been affected by the adjustment referred to above in fixed assets and intangible assets, the Company proceeded to increase the carrying amounts of its inventories in 137 and 266 as of January 1 and December 31, 2011, respectively.

1.c)	Mainly includes the adjustments resulting from the application of the concept of functional currency, as defined by IFRS, to investments accounted for using the equity method.

2.	Income Tax effect:

Corresponds to the income tax effect of the valuation differences referred to in paragraphs 1.a and 1.b.

Under previous Argentine GAAP, when there were timing differences between the accounting value of the assets and liabilities and their tax basis, deferred income tax assets or liabilities were recognized.

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

The effect of applying the current tax rate on the difference generated between the tax basis of fixed assets and intangible assets and their book value under IFRS, measured in its functional currency and converted into pesos as described in paragraph 1 above, with respect to the book value under the previous Argentine GAAP, resulted in a decrease in Shareholders’ equity of 1,764 and 2,253 as of January 1 and December 31, 2011, respectively.

Similarly, as result of the adjustment in the valuation of inventories, the difference between the book value under IFRS of the related assets and their tax basis generates a decrease in Shareholders’ equity of 48 and 93 as of January 1 and December 31, 2011, respectively.

•	Reconciliation of Net income for the year ended December 31, 2011:

December 31, 2011
Net income for the year according to previous Argentine GAAP	5,296
1. Exchange differences	1,113
2. Depreciation of fixed assets and amortization of intangible assets	(1,120)
3. Income tax effect	(534)
4. Other	(310)

Net income for the year according to IFRS	4,445
5. Translation adjustment	1,864
6. Actuarial losses – Pension Plans	(12)

Comprehensive income for the year according to IFRS	6,297

1.	Exchange differences:

Corresponds to the elimination of exchange differences recorded under previous Argentine GAAP originated by monetary assets and liabilities denominated in currencies other than the peso, and the recognition of the exchange differences representing the measurement of monetary assets and liabilities denominated in currencies other than U.S. dollar, as a result of the application of the functional currency concept previously mentioned.

2.	Depreciation of fixed assets and amortization of intangible assets:

Corresponds to the difference in depreciations and amortizations charged to expense in the year, derived from the valuation of fixed assets and intangible assets, respectively, as a result of the application of the concept of functional currency described above.

3.	Deferred Income Tax:

Corresponds to the effect of income tax in accordance with the requirements of IAS 12 “Income Taxes”.

4.	Other:

Mainly includes the effect in net income of the valuation of inventories under IFRS and the adjustments resulting from the application of functional currency concept as defined by IFRS, to investments in companies valued using the equity method that defined the U.S. dollar as its functional currency.

5.	Translation adjustment:

Includes the adjustment effect of the conversion process from the Company’s functional currency (U.S. dollar) into the Company’s reporting currency (peso), and the effect of converting the financial statements of investments in companies whose functional currency differs from U.S. dollar, according to the methodology provided by IAS 21. Accordingly, the main effects are generated by:

•	Translation into U.S. dollars of financial information corresponding to investments in companies where the functional currency differs from the Company’s functional currency;

•

Conversion from U.S. dollars into pesos of the statement of income and Shareholders’ equity at the prevailing exchange rate when operations were generated (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month);

•	Conversion from U.S. dollars into pesos of U.S. dollar-denominated assets and liabilities at the exchange rate prevailing at the end of the year.

The main items that accounted for the conversion differences referred to above are:

2011
Fixed assets and intangible assets	2,596
Inventories	367
Monetary assets	433
Monetary liabilities	(1,049)
Translation of net monetary liabilities in pesos	(578)
Other	95

Total translation adjustment	1,864

6.	Actuarial losses – Pension Plans:

As disclosed in Note 1.c.10.III, YPF Holdings Inc., a controlled company with operations in the United States of America, has non-contributory defined benefit pension plans and postretirement and postemployment benefits (“pension plans”).

Under previous Argentine GAAP, the actuarial losses arising from the remeasurement of the defined benefit obligation of pension plans were charged to the “Other (expense) income, net” account of the statement of comprehensive income.

Under IFRS, according to the provisions of IAS 19, “Employee benefits” remeasurements of the net defined benefit obligation are recognized in Other Comprehensive Income, and shall not be reclassified to profit or loss in a subsequent period and shall be transferred directly to retained earnings.

Summarized consolidated statement of cash flows

The cash and equivalents at the beginning and end of year ended December 31, 2011 and the summarized consolidated statement of cash flow for the year then ended, remeasured into U.S. dollar and translated into Argentine pesos under IFRS, after giving effect to the adjustments detailed above and the elimination of the proportional consolidation, referred to under the caption “Investments in Joint Arrangements”, are presented below:

2011
Net cash flow provided by operating activities	12,686
Net cash flow used in investing activities	(12,158)
Net cash flow used in financing activities	(1,844)

Decrease in cash and equivalents	(1,316)

Cash and equivalents at the beginning of the year	2,326
Translation differences from cash and equivalents	102

Cash and equivalents at the end of the year	1,112

The Company’s statement of cash flow for the year ended December 31, 2011 was modified mainly as a result of the deconsolidation of joint ventures, referred to under the caption “Investments in Joint Arrangements”, which generated a decrease in cash and equivalents at the beginning and the end of the year 2011 of 201 and 336, respectively; a decrease in cash flows provided by operating activities of 553; a decrease in cash flows used in investing activities of 120; and a decrease in cash flows used in financing activities of 196, for the year ended on December 31, 2011. In addition, interests paid in relation with financing operations which under previous Argentine GAAP were disclosed as cash flows used in operations, are disclosed as cash flows used in financing activities.

Main reclassifications

Additionally the main areas that originated reclassifications as a result of the first-time adoption of IFRS are listed below:

1.	Effect of the application of the International Financial Reporting Interpretation Committee (“IFRIC”) 12, “Service Concession Arrangements”:

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

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for transportation tariffs. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine State without payment to the holder.

The Privatization Law granted YPF a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. The main pipelines related to such transport concessions are:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Management considers that the assets referred to above meet the criteria set forth by IFRIC 12, and should be therefore recognized as intangible assets. However, according to previous Argentine GAAP, these assets were classified as fixed assets.

The carrying amount of the pipelines and related facilities falling under the scope of IFRIC 12 amounted to 669 and 804 as of January 1 and December 31, 2011, respectively.

2.	Effects of the application of IFRS 6, “Exploration for and Evaluation of Mineral Resources”:

According to the provisions of IFRS 6, exploration assets corresponding to mineral interests must be disclosed in the financial statements as intangible assets, whereas they were considered fixed assets under previous Argentine GAAP.

Carrying amount of exploration assets corresponding to mineral interests falling under the scope of IFRS 6 amounted to 154 and 345 as of January 1 and December 31, 2011, respectively.

3.	Investments in Joint Arrangements:

Under previous Argentine GAAP, considering CNV regulations, YPF has proportionally consolidated, net of intercompany transactions, the corresponding assets, liabilities, revenues, income, costs and expenditures of investees and agreements in which joint control is held.

Under the provisions of IFRS 11, “Joint Arrangements”, and IAS 28 (Revised 2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “Joint Arrangement”) shall be classified as either a Joint Operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the Joint Arrangement) or a Joint Venture (when the parties that have joint control have rights to the net assets of the Joint Arrangement). Considering this classification, Joint Operations shall be proportionally consolidated and Joint Ventures shall be accounted for under the equity method.

Upon the analysis of the contracts of the Joint Arrangements in which the Company is a party, management has determined that the investees defined under previous Argentine GAAP as under joint control (and consequently proportionally consolidated under previous Argentine GAAP) shall be classified under IFRS as Joint Ventures, while the Company’s interest in oil and gas exploration and production agreements shall be classified under IFRS as Joint Operations.

The effect resulting from the deconsolidation of the investments classified as Joint Ventures generated a decrease of 934 and 1,207 in total consolidated assets and total consolidated liabilities as of January 1 and December 31, 2011, respectively, and a decrease of 2,312 in consolidated net sales for the year ended December 31, 2011.

4.	Hydrocarbons export withholding:

Hydrocarbons export withholdings that under previous Argentine GAAP were disclosed under the caption “Net sales” of the statement of comprehensive income, are disclosed according to IFRS in the caption “Taxes, charges and contributions” as detailed in Note 2.k).

1.c) Significant Accounting Policies

1.c.1) Functional and Reporting Currency and tax effect on Other Comprehensive Income

Functional Currency

As mentioned in Note 1.b), based on criteria set out in IAS 21, YPF has defined the U.S. dollar as its functional currency. Assets, liabilities and income and expenses related to controlled companies and investments in companies are measured using their respective functional currency. The effects of translating into U.S. dollars the financial information of companies with a functional currency different from the U.S. dollar are recognized in “Other comprehensive income” for the year.

Transactions in currencies other than the functional currency of YPF are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of cancellation the balances of foreign-currency denominated monetary assets and liabilities are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial income (expense), net” in the consolidated statement of comprehensive income for the year in which they arise.

Reporting Currency

According to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the financial statements prepared by YPF in its functional currency have to be converted into reporting currency, following the criteria described below:

•	Assets and liabilities of each balance sheet presented are translated at the closing exchange rate outstanding at the date of each balance sheet presented;

•

Items of the statement of comprehensive income are translated at the exchange rate prevailing at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate of each month); and

•	The exchange differences resulting from this process are reported in “Other comprehensive income”.

Tax effect on other comprehensive income:

Results accounted for in “Other comprehensive income” related to exchange differences arising from investments in companies with functional currencies other than U.S. dollars and also as a result of the translation of the financial statements of YPF to its reporting currency (pesos) have no effect on the current or deferred income tax because as of the time that such transactions were generated, they had no impact on net income nor taxable income.

1.c.2) Financial assets

The Company classifies its financial assets when they are initially recognized and reviews their classification at the end of each year, according to IFRS 9, “Financial Instruments”, which the Company has applied in advance to its effective date (January 1, 2013).

A financial asset is initially recognized at its fair value. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset are capitalized upon initial recognition of the asset, except for those assets designated as financial assets at fair value through profit or loss.

Following their initial recognition, the financial assets are measured at its amortized cost if both of the following conditions are met: (i) the asset is held with the objective of collecting the related contractual cash flows (i.e., it is held for non-speculative purposes); and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on its outstanding amount. If either of the two criteria is not met, the financial instrument is classified at fair value through profit or loss.

A financial asset or a group of financial assets measured at its amortized cost is impaired if there is objective evidence that the Company will not be able to recover all amounts according to its (or their) original terms. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated cash flows discounted at the effective interest rate computed at its initial recognition, and the resulting amount of the loss is recognized in the consolidated statement of comprehensive income. Additionally, if in a subsequent period the amount of the impairment loss decreases, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined if no impairment loss had been recognized at the date the impairment was reversed.

The Company writes off a financial asset when the contractual rights on the cash flows of such financial asset expire, or the financial asset is transferred.

In cases where current accounting standards require the valuation of receivables at discounted values, the discounted value does not differ significantly from their face value.

1.c.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), conversion and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargin method) due to the difficulty for allocating the conversion costs (product) to every product.

The Company assesses the net realizable value of the inventories at the end of each year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

Raw materials, packaging and others are valued at their acquisition cost.

1.c.4) Intangible assets

The Company initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 2.f). At the end of each year, such assets are measured at cost, considering the criteria adopted by the Company upon its transition to IFRS referred to in Note 1.b), less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Company are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions as mentioned in Note 1.b.These assets are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b), net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Company recognizes exploration rights as intangible assets, which are valued at their cost considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b), net of the related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling expenditures, are charged to expense in the consolidated statement of comprehensive income as incurred (see Note 1.c.8 for additional information).

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b), net of the related depreciation and impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. Management reviews annually the mentioned estimated useful life.

The Company has no intangible assets with indefinite useful lives as of December 31, 2012 and 2011, and January 1, 2011.

1.c.5) Investments

Investments in affiliated companies and Joint Ventures are valued using the equity method. Affiliated companies are considered those in which the Company has significant influence, defined as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed when the Company has an interest of 20% or more in a company.

The equity method consists in the incorporation in the balance sheet line “Investments in companies”, of the value of net assets and goodwill, if any, of the participation in the affiliated company or Joint Venture. The net income or expense for each year corresponding to the interest in these companies is reflected in the statement of comprehensive income in the “Income on investments in companies” line.

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.c.1.

In paragraph b) of Exhibit I are detailed the affiliated companies and Joint Ventures.

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

1.c.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS referred to in Note 1.b).

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset (“overhauls”), are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

Repair and maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired.

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.c.8, does not exceed their estimated recoverable value.

ii. Depreciation:

Fixed assets, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Transportation equipment	20-25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Company reviews annually the estimated useful life of each class of assets.

iii. Oil and gas exploration and production activities:

The Company recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets (see Notes 1.c.4 and 2.f).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the company is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. As of December 31, 2012, the Company has exploratory wells in evaluation process for periods exceeding one year, from their completion, amounting to US$ 32 million.

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)	The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved and developed oil and gas reserves.

b)	The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

iv. Costs related to hydrocarbon wells abandonment obligations:

Costs related to hydrocarbon wells abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs above mentioned, as well as changes in regulations related to abandonment obligations, which are not possible to be predicted at the date of issuance of these financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations.

v. Environmental tangible assets:

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and do not raise the assets carrying value above their estimated recoverable value.

The environmental related assets and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding assets which are classified according to their accounting nature.

1.c.7) Provisions

The Company makes a distinction between:

a)	Provisions: represent legal or constructive obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties; and

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets” (see Note 11).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Company, and considering the estimated production of each field (and therefore its abandonment) and provisions for pension plans, in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

1.c.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into four CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas considering the country’s basins -Neuquina, Noroeste and Austral basins-), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. Downstream assets are grouped into the following CGUs: Refining and Marketing, which groups the assets assigned to the refining of crude oil and marketing of such products, and Chemical, which groups the assets related to that activity.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or the CGU) is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment losses recognized and losses on disposal of fixed assets/intangible assets” in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable value of the corresponding asset is calculated to determine whether a reversal of the impairment loss recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

There were no impairment charges or reversals for the years ended on December 31, 2012 and 2011.

1.c.9) Methodology used in the estimation of recoverable amounts

The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons, outstanding regulations, estimation of cost increase, employee costs and investments.

The cash flows from the exploration and production assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concessions permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, on the basis of the type of each one of the exploration and production assets.

The cash flows of the Refining and Marketing and Chemical businesses are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

The reference prices considered are based on a combination of market prices available in those markets where the Company operates, also taking into consideration specific circumstances that could affect different products the Company commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the average capital cost for each CGU. The rates used as of December 31, 2012 for the different CGUs was 11.10%.

1.c.10) Pension plans and other similar obligations

i. Retirement plan:

Effective March 1, 1995, YPF established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive YPF’s contribution prior to retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the retirement plan amounted to approximately 41 and 46 for the year ended December 31, 2012 and 2011, respectively.

ii. Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on achieving business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and is paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 372 and 306 for the years ended December 31, 2012 and 2011, respectively.

iii. Pension Plans and other Post-retirement and Post-employment benefits

YPF Holdings Inc., which has operations in the United States of America, has certain defined benefit plans and post-retirement and post-employment benefits.

The funding policy related to the defined benefit plan, is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as management may determine to be appropriate.

In addition, YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other post-employment benefits for eligible individuals in the event employment is terminated by YPF Holdings Inc. before their normal retirement. Employees become eligible for these benefits if they meet minimum age and years-of-service requirements. YPF Holdings Inc. accounts for benefits provided when payment of the benefit is probable and the amount of the benefit can be reasonably estimated. No assets were specifically reserved for the post-retirement and post-employment benefits, and consequently, payments related to them are funded as claims are received.

The plans mentioned above are valued at their net present value, are accrued based on the years of active service of the participating employees and are disclosed as noncurrent liabilities in the ‘‘Salaries and social security’’ account. The actuarial gains and losses arising from the remeasurement of the defined benefit liability of pension plans are recognized in Other Comprehensive Income as a component of shareholders’ equity, and are transfer directly to the retained earnings. YPF Holdings Inc. updates its actuarial assumptions at the end of each fiscal year.

Additional disclosures related to the pension plans and other post-retirement and post-employment benefits, are included in Note 7.

Additionally, the Company’s management believes that the deferred tax asset generated by the cumulative actuarial losses related to the pension plans of YPF Holdings Inc., will not be recoverable based on estimated taxable income generated in the jurisdiction in which they are produced.

1.c.11) Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Grants for capital goods

Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bonus, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Company recognizes such incentive when the formal requirements established by Decrees No. 379/01 and 502/01 of the National Government and Resolution 23 of the Ministry of Energy are satisfied, to the extend there is reasonable certainty that the grants will be received.

The bonus received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties.

Grants for Petroleum and Refining Plus Programs

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

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs were temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes.

The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives of those programs have already been achieved. Considering the mentioned notes the Company has written-off the outstanding balances corresponding to these programs as of December 31, 2011, which resulted in a net loss in the comprehensive income of such year. YPF has challenged judicially the mentioned resolutions.

The mentioned grants were included in ‘‘Revenues” in the consolidated statement of comprehensive income in the period in which the conditions that gave rise to the grant were fulfilled.

1.c.12) Recognition of revenue and costs associated with construction contracts

Revenues and costs related to construction activities performed by A-Evangelista S.A., controlled company, are accounted for in the consolidated statement of comprehensive income for the period or year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

The table below details information related to the construction contracts in progress during the years ended on December 31, 2012 and 2011.

	Revenues of the year	Costs incurred and accumulated recognized profits	Advances received	Gross amount due to customers
Contracts in progress as of December 31, 2012	684	889	122	—

Contracts in progress as of December 31, 2011	993	1,112	106	13

1.c.13) Leases

Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the Consolidated Statement of Comprehensive income for the year in which they arise.

Finance Leases

The Company has no finance leases as they are defined under IFRS.

1.c.14) Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year.

Additionally, diluted earnings per share are calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of ordinary shares of YPF outstanding during the period adjusted by the weighted average of ordinary shares of YPF that would be issued on the conversion of all the dilutive potential ordinary shares into YPF ordinary shares. As of the date of the issuance of these financial statements there are no instruments outstanding that imply the existence of potential ordinary shares, thus the basic earnings per share matches the diluted earnings per share.

1.c.15) Financial liabilities

Financial liabilities (loans and account payables) are initially recognized at their fair value less the transaction costs incurred. Since the Company does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost.

Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

“Accounts payable” and “Other liabilities” are recognized at their face value since their discounted value does not differ significantly from their face value.

The Company derecognizes financial liabilities when the related obligations are settled or expire.

1.c.16) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

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

For the years ended December 31, 2012 and 2011, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of income.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax on behalf of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Company is entitled and expects to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 as amended. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an extraordinary Production Royalty (see Note 11).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013 from the Ministry of Economy and Public Finance, published on January 3, 2013, modified the reference and floor prices. The outstanding regime provides that when the international price exceeds the reference price of US$ 80 per barrel, the producer will collect a floor price of US$ 70 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days.

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

1.c.17) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations, even though such accounts would have had a different outstanding balance whether IFRS had been applied instead.

Capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value. The capital stock account has remained at its historical value and the adjustment required previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the Adjustments to contributions account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate accumulated losses, considering the absorption order stated in the paragraph “Retained earnings”.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of Law No. 19,550, the Company has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2012, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the Company’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments

Corresponds to the allocation made by the Company’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation, that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

Pursuant to General Resolution No. 609 of the CNV issued on September 13, 2012, the initial adjustment of 3,648 originally allocated to retained earnings as a consequence of the initial application of IFRS, should be allocated to a special reserve by the next Shareholders’ meeting where financial statements for the year ended December 31, 2012 will be treated for approval. Such reserve cannot be reversed to perform distributions in cash or in kind to the shareholders or owners of the Company, and may only be reversed for capitalization or absorption of an eventual negative balance on the “Retained earnings” account, according to the mentioned Resolution.

Additionally, pursuant to the regulations on the CNV, when the net balance of other comprehensive income account is positive, it shall not be distributed, capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

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

1.c.18) New standards issued

As of the issuance date of these financial statements, the standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV that are not yet in force, either because their effective date is subsequent to the date of these consolidated financial statements, or because the Company has decided not to apply them in advance to the effective date, when allowed, are the following:

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair value measurement” which is effective for fiscal years beginning on or after January 1, 2013, with early application permitted.

The IFRS 13 sets out a single framework for measuring fair value when required by other IFRSs. The IFRS applies to financial or non-financial items measured at fair value.

The fair value is measured as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

IAS 19 “Employee Benefits”

In June 2011, the IASB issued an amendment to IAS 19 “Employee benefits”, which is effective for fiscal years beginning on or after January 1, 2013, with early application permitted.

The amendment to the IAS 19 eliminates the option to defer the recognition of actuarial gains and losses in the measurement of defined benefit plans, which implies the recognition of all these differences in other comprehensive income.

IAS 1 “Presentation of Financial Statements”

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of Financial Statements”, which is effective for fiscal years beginning on or after July 1, 2012, with early application permitted.

The amendments to IAS 1 improve the presentation of items included in the Statement of comprehensive income, classifying by nature and grouping items that may be reclassified to profit and loss section of the income statement in the subsequent periods, when conditions are met, and the items that will not be reclassified.

Adoption of the amendment to IAS 1 will not have an impact on the operating income or the financial position of the Company, implying only new revelations on the statement of comprehensive income.

As of the issuance date of these financial statements the Company is evaluating the impact that the adoption of the standards and interpretations or amendments mentioned in the previous paragraphs will have on the financial statements.

In addition to IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, which have been early applied as of the date of transition, the Company has not applied early any other standard or interpretation permitted by the IASB.

1.d) Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the amounts of the assets and liabilities recognized, the presentation of contingent assets and liabilities at the end of each year and the income and expenses recognized during the year. Future results may differ depending on the estimates made by Management.

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) impairment test of assets (see Note 1.c.9), (4) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.c.6, paragraph iv), and (5) the calculation of income tax and deferred income tax.

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.c.8 and 1.c.9).

YPF prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the oil and gas industry by the U.S. Securities and Exchange Commission (“SEC”), see Note 14 for additional information.

Provisions for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by management may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by management.

Provisions for environmental costs

Given the nature of its operations, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced. Additionally, certain environmental contingencies in the United States of America were assumed by Tierra Solutions Inc. and Maxus Energy Corporation, indirect controlled companies through YPF Holdings Inc. The detail of these contingencies is disclosed in Note 3.

The Company periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental issue existing prior to December 31, 1990. The Company cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation for 7,151 as of December 31, 2012, the Company has accrued 1,166 corresponding to environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Company’s future results of operations.

Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Company’s tax balances.

1.e) Financial Risk Management

The Company’s activities involve various types of financial risks: market, liquidity and credit. The Company maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

In addition, the table below details the classes of financial instruments of the Company classified in accordance to IFRS 9:

	December 31, 2012	December 31, 2011	January 1, 2011
Financial Assets
At amortized cost
Cash and equivalents (1)	3,870	886	852
Other receivables and advances (1)	1,392	1,529	1,213
Trade receivables (1)	4,059	3,337	3,191
At fair value through profit or loss
Cash and equivalents (2)	877	226	1,474

	December 31, 2012	December 31, 2011	January 1, 2011
Financial Liabilities
At amortized cost
Accounts payable (1)	13,014	11,256	7,065
Loans (3)	17,104	12,198	7,350
Provisions	416	500	655

(1)	Fair value does not differ significantly from their book value.
(2)	Corresponds to investments in mutual funds with price quotation. The fair value was determined based on unadjusted quoted prices (Level 1) in the markets where those financial instruments trade. The net gains (losses) for the years ended December 31, 2012 and 2011 for these instruments are disclosed as “Interest on assets” in the Statements of Comprehensive Income.
(3)	Their fair value, considering unadjusted quoted prices (Level 1) for Negotiable Obligations and interest rates offered to the Company (Level 3) for the other financial loans, at the end of year, as appropriate, amounted to 17,238, 12,264 and 7,423 as of December 31, 2012 and 2011, and January 1, 2011, respectively.

Market Risk

The market risk to which the Company is exposed is the possibility that the valuation of the Company’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Company is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. The Company does not use derivatives as a hedge against exchange rate fluctuations. Otherwise, according to the Company’s functional currency, and considering the conversion process to presentation currency, the fluctuations in the exchange rate related to the value of financial assets and liabilities in pesos does not have any effect in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Company’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2012:

	Appreciation (+) /depreciation (-) of exchange rate of peso against dollar	December 31, 2012

Impact on net income before income tax corresponding to financial assets and liabilities	-10%	610
	+10%	(610)

Interest Rate Risk

The Company is exposed to the risk associated with fluctuations in the interest rates which depend on the currency and maturity date of its loans or of the currency it has invested in financial assets.

The Company’s short-term financial liabilities as of December 31, 2012 include negotiable obligations, pre-financing of exports and imports’ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial liabilities include negotiable obligations and financial loans with local and international financial institutions. Approximately 52% (8,927) of the total of the financial loans of the Company is denominated in U.S. dollars and the rest in Argentine pesos, as of December 31, 2012. These loans are basically used for working capital and investments. Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

Historically, the strategy for hedging interest rates is based on the fragmentation of financial counterparts, the diversification of the types of loans taken and, essentially, the maturities of such loans, taking into consideration the different levels of interest along the yield curve in pesos or U.S. dollars, and the amount of the loans based on future expectations and the timing of the future investment outlays to be financed. In that sense, and after the process which concluded with the change of shareholders mentioned in Note 4, the Company is now focused in enhancing the maturity profile of its debt, in order to facilitate the daily operation and to allow the proper financing of planned investments (See Note 2.i for additional information).

The Company does not use derivative financial instruments to hedge the risks associated with interest rates. Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2012 that accrues interest considering the applicable rate:

	December 31, 2012
	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	2,927	6,934
Variable interest rate	870	10,170

Total	3,797	17,104

(1)	Includes only short-term investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 6,834 accrue variable interest of BADLAR plus a spread between 3% and 4.75%, and 3,336 accrues variable interest of LIBOR plus a spread between 3.35% and 6%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) /decrease (-) in the interest rates (basis points)	For the year ended December 31, 2012
Impact on the net income after income tax	+100	(26)
	-100	26

Other Price Risks

The Company is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets.

Additionally, the Company is reached by certain regulations that affect the determination of export prices received by the Company, such as those mentioned in Note 1.c.16 and 11.b, which consequently limits the effects of short-term price volatility in the international market.

As of December 31, 2012 and 2011, the Company has not used derivative financial instruments to hedge risks related to fluctuations in commodity prices.

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds (related, for example, to operating and financing expenses, investments, debt payments and dividends) and the sources of funds (such as net income, disinvestments and credit-line agreements by financial institutions).

As mentioned in previous paragraphs, YPF pretends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each period. As of December 31, 2012 the availability of liquidity reached 7,607, considering cash for 950, other liquid financial assets for 3,797 and bank financing and available credit lines for 2,860. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 and recently expanded in September 2012 (see Note 2.i).

After the process which concluded with the change of shareholders mentioned in Note 4, the Company is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

The table below sets forth the maturity dates of the Company’s financial liabilities as of December 31, 2012:

	December 31, 2012
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable(1)	12,852	140	—	—	—	22	13,014
Loans	5,004	2,496	1,745	4,316	2,339	1,204	17,104
Provisions	299	100	17	—	—	—	416

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Company’s financial debt contains usual covenants for contracts of this nature. With respect to a significant portion of the financial loans, as of December 31, 2012, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 14% of the financial debt as of December 31, 2012 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the Company’s financial debt provides that certain changes in the Company’s control and/or nationalization may constitute an event of default. Moreover, the Company’s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions is defaulted. Since the Expropriation Law was enacted, the Company has received a payment order by Repsol YPF Tesorería y Gestión Financiera S.A. (a company controlled by Repsol) in relation to a financial loan of US$ 125 million, which was duly settled and clarifying that YPF does not agree with the interpretation nor application of the provisions relied on by the creditor and that the payment was made giving priority to the global interests of YPF, although the lender has not complied with the formalities required for notices given under the agreement. In addition, the Company has recently repurchased, without being obliged to, approximately US$ 79 million corresponding to the bond with maturity in 2028. Moreover, as of the issuance date of these financial statements, the Company has obtained formal waivers from all the financial creditors in relation to its outstanding debt subject to the mentioned terms at the moment in which the change in control occurred. In addition, as of December 31, 2012, only US$ 20 million of the Company’s outstanding debt, corresponding to Class III of the Company’s Negotiable Obligations Program was subject to acceleration clauses, which was paid on March 4, 2013, according to their original maturity.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Company.

Credit risk in the Company is measured and controlled on an individual customer basis. The Company has its own systems to conduct a permanent evaluation of credit performance of all of its debtors and customers, and the determination of risk limits with respect to customers, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and equivalents, trade receivables and other receivables and advances. The Company invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses in the other comprehensive income statement, based on specific information regarding its clients. As of the date of these financial statements, the Company’s customer portfolio is diversified.

The allowances for doubtful accounts are measured by the following criteria:

•	The aging of the receivable;

•

The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Company as of December 31, 2012 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, as of December 31, 2012, is set forth below:

Maximum exposure as of December 31, 2012
Cash and equivalents	4,747
Other financial assets	5,451

Following is the breakdown of the financial assets past due as of December 31, 2012. At such date, the provision for doubtful trade receivables amounted to 499 and the provisions for other doubtful receivables amounted to 25. These allowances are the Company’s best estimate of the losses incurred in relation with accounts receivables.

	Current trade receivable	Other current receivables and advances
Less than three months past due	161	202
Between three and six months past due	244	41
More than six months past due	517	91

	922	334

Guarantee Policy

As collateral of the credit limits granted to customers, YPF has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers prevail the joint and several bonds from their parent companies. In the industrial and transport market, bank guarantees prevail. With a lower presence, YPF also has obtained other guarantees as credit insurances, surety bonds, guarantee customer – supplier, car pledges, etc.

The Company has effective guarantees granted by third parties for a total amount of 1,965 as of December 31, 2012.

During the year ended December 31, 2012, YPF executed guarantees received for an amount of 2. As of December  31, 2011, YPF executed guarantees received for an amount of 6.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the consolidated financial statements are as follows:

Consolidated Balance Sheet as of December 31, 2012 and Comparative Information

2.a) Cash and equivalents:

	December 31, 2012	December 31, 2011	January 1, 2011
Cash	950	777	518
Short-term investments	2,920	109	334
Financial assets at fair value through profit or loss	877	226	1,474

	4,747	1,112	2,326

2.b) Trade receivables:

	December 31, 2012		December 31, 2011		January 1, 2011
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	20	4,538	22	3,769	28	3,628
Provision for doubtful trade receivables	(5)	(494)	—	(454)	—	(465)

	15	4,044	22	3,315	28	3,163

(1)	See Note 6 for additional information.

Changes in the provision for doubtful trade receivables

	2012		2011
	Noncurrent provision for doubtful trade receivables	Current provision for doubtful trade receivables	Noncurrent provision for doubtful trade receivables	Current provision for doubtful trade receivables
Amount at beginning of year	—	454	—	465
Increases charged to expenses	—	56	—	63
Decreases charged to income	—	(25)	—	(73)
Amounts incurred	—	(2)	—	(6)
Translation differences	—	16	—	5
Reclassifications and others	5	(5)	—	—

Amount at end of year	5	494	—	454

2.c) Other receivables and advances:

	December 31, 2012		December 31, 2011		January 1, 2011
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade	—	223	—	227	—	178
Tax credit, export rebates and production incentives	10	750	9	1,022	813	1,582
Trust contributions - Obra Sur	83	17	98	21	115	13
Loans to clients and balances with Related parties(2)	385	77	347	217	326	188
Collateral deposits	7	193	40	176	101	164
Prepaid expenses	8	239	22	274	27	161
Advances and loans to employees	—	106	—	104	—	50
Advances to suppliers	—	267	—	344	—	242
Receivables with partners in Joint Operations	600	129	278	56	94	—
Miscellaneous(1)	69	730	97	440	94	271

	1,162	2,731	891	2,881	1,570	2,849
Provision for other doubtful accounts	—	(96)	—	(93)	—	(93)
Provision for valuation of other receivables to their estimated realizable value	(1)	—	(9)	—	(16)	—

	1,161	2,635	882	2,788	1,554	2,756

(1)	Includes, among others, advances for the payment of taxes and import rights related to the imports of fuels and other products.
(2)	See Note 6 for additional information on related parties.

Changes in the provisions of other receivables and advances

	2012		2011
	Provision for valuation of other noncurrent receivables to their estimated realizable value	Provision for other current doubtful accounts	Provision for valuation of other noncurrent receivables to their estimated realizable value	Provision for other current doubtful accounts
Amount at beginning of year	9	93	16	93
Increases charged to expenses	—	3	—	—
Decreases charged to income	(4)	—	—	—
Amounts incurred	(4)	—	(7)	—
Translation differences	—	—	—	—
Reclassifications and others	—	—	—	—

Amount at end of year	1	96	9	93

2.d) Inventories:

	December 31, 2012		December 31, 2011		January 1, 2011
Refined products	4,316		3,608		2,256
Crude oil and natural gas	1,813		1,733		1,112
Products in process	106		68		70
Construction works in progress	230		256		32
Raw materials and packaging materials	457		341		278

	6,922	(1)	6,006	(1)	3,748	(1)

(1)	As of December 31, 2012 and 2011, and January 1, 2011, the net value of the inventories does not differ from their cost since there is no provision for impairment which could reduce their value.

2.e) Investments in companies:

	December 31, 2012	December 31, 2011	January 1, 2011
Investments in companies (Exhibit I)	1,926	2,070	1,919
Provision for reduction in value of investments in companies	(12)	(57)	(80)

	1,914	2,013	1,839

2.f) Composition and evolution of intangible assets:

	2012
	Cost
Main account	Amounts at beginning of year	Increases	Translation effect	Net decreases, reclassifications and transfers	Amounts at the end of year
Service concessions	2,344	69	343	13	2,769
Exploration rights	345	32	42	(11)	408
Other intangibles	1,035	44	186	1	1,266

Total 2012	3,724	145	571	3	4,443

Total 2011	3,128	414	225	(43)	3,724

	2012							2011
	Amortization
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of year	Net book value 12-31	Net book value 12-31	Net book value 01-01
Service concessions	1,540	—	4-5%	72	227	1,839	930	804	669
Exploration rights	—	(4)	—	9	1	6	402	345	154
Other intangibles	884	—	7-33%	71	151	1,106	160	151	104

Total 2012	2,424	(4)		152	379	2,951	1,492

Total 2011	2,201	—		61	162	2,424		1,300	927

The Company does not have intangible assets with indefinite useful lives as of December 31, 2012 and 2011, and January 1, 2011.

2.g) Composition and evolution of fixed assets:

	December 31, 2012	December 31, 2011	January 1, 2011
Net book value of fixed assets	57,103	43,645	34,776
Provision for obsolescence of materials and equipments	(132)	(123)	(115)
Provision for improductive exploratory drilling	—	—	(3)

	56,971	43,522	34,658

	2012
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of year
Land and buildings	4,275	22		568	89		4,954
Mineral property, wells and related equipment	99,032	962		14,776	6,543		121,313
Refinery equipment and petrochemical plants	13,864	1		2,145	2,262		18,272
Transportation equipment	769	14		112	127		1,022
Materials and equipment in warehouse	2,076	2,029		278	(1,008)		3,375
Drilling and work in progress	9,152	12,026		1,455	(8,975)		13,658
Exploratory drilling in progress(4)	419	1,121		93	(678)		955
Furniture, fixtures and installations	1,303	6		181	151		1,641
Selling equipment	2,227	—		336	288		2,851
Other property	2,501	28		338	(65)		2,802

Total 2012	135,618	16,209	(5)	20,282	(1,266	)(1)	170,843

Total 2011	113,531	13,817	(5)	9,287	(1,017	)(1)	135,618

	2012									2011
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases	Translation effect	Accumulated at the end of year	Net book value 12-31		Net book value 12-31		Net book value 01-01
Land and buildings	1,729	1		2%	95	223	2,048	2,906		2,546		2,442
Mineral property, wells and related equipment	75,254	(72)		(2)	6,840	11,284	93,306	28,007	(3)	23,778	(3)	20,114	(3)
Refinery equipment and petrochemical plants	10,112	—		4-5%	809	1,506	12,427	5,845		3,752		3,563
Transportation equipment	574	(13)		4-5%	58	82	701	321		195		125
Materials and equipment in warehouse	—	—		—	—	—	—	3,375		2,076		1,412
Drilling and work in progress	—	—		—	—	—	—	13,658		9,152		5,393
Exploratory drilling in progress(4)	—	—		—	—	—	—	955		419		253
Furniture, fixtures and installations	1,104	—		10%	133	155	1,392	249		199		209
Selling equipment	1,766	1		10%	114	262	2,143	708		461		307
Other property	1,434	(1)		10%	80	210	1,723	1,079		1,067		958

Total 2012	91,973	(84	)(1)		8,129	13,722	113,740	57,103

Total 2011	78,755	(12	)(1)		6,438	6,792	91,973			43,645		34,776

(1)	Includes 4 and 26 of net book value charged to fixed assets provisions for the years ended December 31, 2012 and 2011, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 1.c.6).
(3)	Includes 2,800, 1,601 and 1,129 of mineral property as of December 31, 2012 and 2011, and January 1, 2011, respectively.
(4)	As of December 31, 2012, there are 51 exploratory wells in progress. During year ended on such date, 44 wells were drilled, 8 wells were charged to exploratory expenses and 14 were transfer to proved properties which are included in the account Mineral property, wells and related equipment.
(5)	Includes (276) and 695 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2012 and 2011.

As described in Note 1.c.6, YPF capitalizes the financial cost as a part of the cost of the assets. For the years ended on December 31, 2012 and 2011 the annual average rate of capitalization were 8.55% and 5.91% and the capitalized amount were 340 and 125, respectively, for the years above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended on December 30, 2012 and 2011:

	For the year ended December 31, 2012	For the year ended December 31, 2011
Amount at beginning of year	123	115
Increases charged to expenses	22	21
Decreases charged to income	(23)	—
Amounts incurred	(4)	(26)
Translations differences	14	13
Reclassifications and others	—	—

Amount at end of year	132	123

2.h) Accounts payable:

	December 31, 2012		December 31, 2011		January 1, 2011
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	35	10,705	33	9,494	33	6,368
Investments in companies with negative shareholders’ equity	—	4	—	—	—	5
Extension of Concessions - Provinces of Mendoza and Santa Cruz	104	936	—	451	—	—
From joint ventures and other agreements	—	798	—	714	—	409
Miscellaneous	23	413	27	536	26	193

	162	12,856	60	11,195	59	6,975

(1)	See additionally Note 6.

2.i) Loans:

	Interest rate (1)	Principal maturity	December 31, 2012				December 31, 2011		January 1, 2011
			Noncurrent		Current		Noncurrent	Current	Noncurrent	Current
Negotiable Obligations(2)	4.00-20.13%	2013-2028	9,216		725		678	313	626	361
Other financial debts	2.50-21.25%	2013-2017	2,884	(3)(4)	4,279	(3)(4)	3,757	7,450	895	5,468

			12,100		5,004		4,435	7,763	1,521	5,829

(1)	Annual interest rate as of December 31, 2012.
(2)	Disclosed net of 450, 75 and 52, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of December 31, 2012 and 2011, and January 1, 2011, respectively.
(3)	Includes approximately 5,159 corresponding to loans agreed in U.S. dollars, which accrue interest at rates between 2.50% and 8.22%.
(4)	Includes 1,450 corresponding to loans granted by Banco Nación Argentina, of which 412 are denominated in U.S. dollars and accrue fixed interest at rates between 3.63% and 4.00%, and 836 are denominated in argentine pesos and accrue variable interest of BADLAR plus a spread between 2.5 and 4 points. Additionally, includes 202 corresponding to a loan granted by Banco Nación Argentina denominated in Argentine pesos, which accrue interest at the active interest rate of the overall portfolio of Banco Nación. See additionally Note 6.

Details regarding the Negotiable Obligations of the Company are as follows:

(in million)										Book Value
M.T.N. Program			Issuance							December 31, 2012			December 31, 2011		January 1, 2011
Year	Amount		Year	Principal Value			Interest Rate(1)		Principal Maturity	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
1997	US$	1,000	1998	US$	100		10.00%		2028	40		1	377	7	348	7
2008	US$	1,000	2009		$205		—		—	—		—	—	—	—	205
2008	US$	1,000	2010		$143		—		—	—		—	—	—	—	144
2008	US$	1,000	2010	US$	70		4.00%		2013	—		347	301	5	278	5
2008	US$	1,000	2011		$300		—		—	—		—	—	301	—	—
2008	US$	1,000	2012		$100		16.74%		2013	—		101	—	—	—	—
2008	US$	1,000	2012		$200		17.87	%(2)	2014	200	(6)	2	—	—	—	—
2008	US$	1,000	2012		$1,200		18.87	%(3)	2015	1,200	(6)	11	—	—	—	—
2008	US$	1,000	2012	US$	130	(7)	5.00%		2014	636		7	—	—	—	—
2008	US$	1,000	2012	US$	552	(7)	6.25%		2016	2,702	(6)	34	—	—	—	—
2012	US$	3,000	2012		$2,110		19.63	%(4)	2017	2,110	(6)	56	—	—	—	—
2012	US$	3,000	2012		$150		19.00%		2013	—		151	—	—	—	—
2012	US$	3,000	2012		$2,328		20.13	%(5)	2018	2,328	(6)	15	—	—	—	—

										9,216		725	678	313	626	361

(1)	Annual interest rate as of December 31, 2012.
(2)	Accrues interest at a variable interest rate of BADLAR plus 3%.
(3)	Accrues interest at a variable interest rate of BADLAR plus 4%.
(4)	Accrues interest at a variable interest rate of BADLAR plus 4.25%.
(5)	Accrues interest at a variable interest rate of BADLAR plus 4.75%.
(6)	The ANSES has participated in the initial public subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(7)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.

For additional information about covenants assumed by the Company and maturity of loans see Note 1.e) Financial risk management.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Proceeds from this offering shall be used exclusively to invest in fixed assets and working capital in Argentina. On September 13, 2012, the General Ordinary Shareholders meeting approved the increase of the amount of the Global Issuance Medium-Term Notes Program, mentioned above, for an amount of US$ 2,000 million, totalizing a maximum nominal amount in circulation at any time under the program of US$ 3,000 million, or its equivalent in other currencies, and additionally expanding the use of the proceeds, in order to cover all alternatives provided by Article 36 of Law No 23,576 of Negotiable Obligations and Supplementary rules.

Under the mentioned program, on September 24, 2009, the Company issued the Negotiable Obligations “Class I” at variable interest, with final maturity in 2011, for an amount of 205 million of Argentine pesos. On March 4, 2010, the Company issued under the mentioned program the Negotiable Obligations “Class II” at variable interest, with final maturity in 2011, for an amount of 143 million of Argentine pesos and the Negotiable Obligations “Class III” at fixed interest, with final maturity in 2013, for an amount of US$ 70 million. Also, on June 21, 2011 the Company issued Negotiable Obligations “Class V” at variable interest, with final maturity in 2012, for an amount of 300 million or Argentine pesos. As of December 31, 2012, the Company has fully complied with the use of proceeds disclosed in the pricing supplement relating to the classes of Negotiable Obligations previously mentioned, and Negotiable Obligations “Class I and V” have been fully paid. As of the date of these financial statements, Negotiable Obligations “Class III” has been fully paid. Additionally, on September 14, 2012, the Company issued Negotiable Obligations “Class VI” at fixed interest, with final maturity in 2013, for an amount of 100 million of Argentine pesos, and “Class VII and VIII” at variable interest with final maturity in 2014 and 2015, for an amount of 200 million and 1,200 million of Argentine pesos, respectively. Additionally, on October 19, 2012 the Company issued Negotiable Obligations “Class IX and X” at fixed interest with final maturity in 2014 and 2016, for a total amount of US$ 129.8 million and US$ 293.4 million, respectively, which were subscribed and will also be paid in Argentine pesos according to the exchange rates established under the conditions of each issued class and in force at each time. On November 13, 2012, the Company completed the issuance of Negotiable Obligations “Class XI” with floating rate, maturing on 2017 for an amount of 750 million of Argentine pesos and on December 4, the Company completed the additional issuance of “Class XI” for an amount of 1,360 million of Argentine pesos, making the total amount of Negotiable Obligations “Class XI” 2,110 million of Argentine pesos. Then, on December 18, the Company issued the Negotiable Obligations “Class XII” with fixed rate, maturing on 2013 for an amount of 150 million of Argentine pesos. Finally on December 20th the company completed the issuance of Negotiable Obligation “Class XIII” with floating rate, maturing on 2018 for a total amount of 2,328.3 million of Argentine pesos. On the same date, the Company also issued the additional Negotiable Obligation “Class X” for an amount of US$ 258.3 million, totalizing the amount issued of this class for US$ 551.7 million. After the year ended on December 31, 2012, during March 2013, the Company completed the issuance of Negotiable Obligations “Class XIV” with fixed rate, maturing on 2014 for an amount of 300 million of Argentine pesos and “Class XIII” for an amount of 500 million of Argentine pesos. In addition the company completed the issuance of Negotiable Obligation “Class XV” with fixed rate, maturing on 2014 for a total of approximately US$ 229.7 million which was fully subscribed and will also be paid in Argentine pesos according to the exchange rates established under the terms of the series. Furthermore, on April 26, 2013 the Company completed the pricing of Class XVII at variable rate, with final maturity on April 2020 for a total amount of Ps. 2,250 million, Class XVIII, at fix rate, maturing on April 2015, for an amount of U.S.$ 61 million and Class XIX, at fix rate, maturing on April 2017, for an amount of U.S.$ 89 million.

All above mentioned issuances are within the program of US$ 3,000 million, or its equivalent in other currencies.

All the mentioned securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina.

2.j) Provisions:

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent		Current
Amount as of December 31, 2011	143	14	2,167	118	567	581		6,329		252
Increases charged to expenses	5	—	1,058	15	707	—		477		5
Decreases charged to income	—	—	(31)	(4)	(24)	—		—		—
Decrease from payments	—	(11)	—	(519)	—	(735)		—		(141)
Translations differences	(1)	2	210	—	53	17		489		16
Reclassifications and others	(11)	11	(512)	512	(626)	626		(337	)(1)	61

Amount as of December 31, 2012	136	16	2,892	122	677 (2)	489	(3)	6,958		193

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent		Current
Amount as of January 1, 2011	130	17	2,186	95	544	502		5,228		243
Increases charged to expenses	18	—	459	26	247	122		165		224
Decreases charged to income	—	—	—	—	—	—		—		—
Decrease from payments	—	(23)	—	(590)	—	(311)		—		(224)
Translations differences	13	2	109	—	27	17		241		9
Reclassifications and others	(18)	18	(587)	587	(251)	251		695	(1)	—

Amount as of December 31, 2011	143	14	2,167	118	567 (2)	581	(3)	6,329		252

(1)	Includes (276) and 695 corresponding to the annual revision of hydrocarbons well abandonment costs, which has counterpart in fixed assets for the years ended on December 31, 2012 and 2011, respectively.
(2)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 431 and 346, as of December 31, 2012 and 2011, respectively.
(3)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 145 and 278, as of December 31, 2012 and 2011, respectively.

2.k) Revenues, cost of sales and expenses

For the years ended December 31, 2012 and 2011

Revenues

	2012	2011
Sales	68,817	57,054
Revenues from construction contracts	684	993
Turnover tax	(2,327)	(1,836)

	67,174	56,211

Cost of sales

	2012	2011
Inventories at beginning of year	6,006	3,748
Purchases for the year	17,974	17,679
Production costs	32,374	25,354
Translation effect	835	368
Inventories at end of year	(6,922)	(6,006)

Cost of sales	50,267	41,143

Expenses

	2012							2011
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total
Salaries and social security taxes	3,229	762	(2)	430	67	4,488		3,493
Fees and compensation for services	251	704	(2)	108	12	1,075		837
Other personnel expenses	782	153		44	18	997		852
Taxes, charges and contributions	590	28		2,062	—	2,680	(1)	2,902	(1)
Royalties and easements	4,444	—		11	14	4,469		3,546
Insurance	208	8		39	—	255		182
Rental of real estate and equipment	1,315	12		151	3	1,481		1,054
Survey expenses	—	—		—	32	32		52
Depreciation of fixed assets	7,832	165		132	—	8,129		6,438
Amortization of intangible assets	90	45		8	9	152		61
Industrial inputs, consumable materials and supplies	1,447	11		95	8	1,561		1,120
Operation services and other service contracts	2,555	129		253	—	2,937		3,282
Preservation, repair and maintenance	5,690	75		124	33	5,922		4,154
Contractual commitments	212	—		—	—	212		88
Unproductive exploratory drillings	—	—		—	316	316		350
Transportation, products and charges	2,002	—		1,876	—	3,878		2,769
Provision (recovery) for doubtful trade receivables	—	—		31	—	31		(12)
Publicity and advertising expenses	—	83		99	—	182		273
Fuel, gas, energy and miscellaneous	1,727	57		199	70	2,053		1,747

Total 2012	32,374	2,232		5,662	582	40,850

Total 2011	25,354	1,822		5,438	574			33,188

(1)	Include approximately 1,307 and 1,826 corresponding to hydrocarbon export withholdings for years ended December 31, 2012 and 2011, respectively.
(2)	Includes 33.9 of YPF’s Directors and Statutory Auditor’s fees pursuant to the authorization granted on July 17, 2012 by the General Shareholder’s meeting approved by absolute majority of the voting shares present in the meeting, to empower the Board of Directors to make advanced payments of Directors and Statutory Auditors fees for the period beginning June 4, 2012, the date in which the current Board of Directors and the Statutory Auditors were appointed, through the end of 2012 up to an amount of 34.8. The approval of fees paid for the period from January 1, 2012 through June 4, 2012 were deferred until the next shareholders’ meeting which will define the proposal of Directors’ and Statutory Auditors fees for the year 2012. In relation to the fees, remuneration and compensations received, for all concepts, by the Directors and Statutory Auditor for the period started on January 1, 2012 until their removal on June 4, 2012, 12.8 million were paid. It should be noted that the fees received during that period are not representative of those usually received by the Board of Directors, as their payment was related to the occurrence of certain temporally events that were interrupted by the removal of the Board of Directors. That is, for example, by the comparison with the fees paid during 2011, as informed to the General Shareholder’s meeting on July 17, 2011, which amounted to 59.8.

The expense recognized in the statement of comprehensive income related to research and development activities during the years ended December 31, 2012 and 2011 amounted to 58 and 53, respectively.

Other expenses, net

	2012	2011
Environmental remediation and others from YPF Holdings Inc.	(572)	(280)
Others	44	234

	(528)	(46)

3.	PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITIES

The Company is party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Company believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely against the Company, could significantly exceed the recorded provisions.

Additionally, the Company is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

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

The most significant pending lawsuits and contingencies provisioned are described in the following paragraphs.

Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external legal advisors, has recorded a provision considering its best estimation, based on the information available as of the date of the issuance of these consolidated financial statements, including counsel fees and judicial expenses.

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

Natural gas market: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injections mechanism created by this Resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by the Secretariat of Energy Resolution No. 599/2007, modifying the conditions for the imposition of the requirements, depending on whether the producers have signed or not the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Also, through Resolution No. 1410/2010 of the National Gas Regulatory Authority (“ENARGAS”) approved the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”).

Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

As a result of the resolution mentioned before, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and ENARGAS Resolution No. 1,410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. Subsequently, AESU initiated an arbitration process in which it claims, among other matters that YPF considers inappropriate, the payment of the “deliver or pay” penalties mentioned above. YPF has also started an arbitration process against AESU claiming, among other matters, the declaration that the termination of the contract by AESU was unilateral and illegal under its responsibility. Both arbitral complaints had been answered by the parties by requesting their rejection. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and Transportadora de Gas del Mercosur S.A. (“TGM”) desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. During December 2011, evidence production hearings took place. On January 13, 2012 the parties submitted the corresponding arguments closing the evidence production period previously mentioned. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. The Company was notified of the extension of such term until May 31, 2013. On April 19 and 24, 2012, AESU and Companhía do gas do Estado de Río Grande do Sol (“Sulgas”) presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the fulfillment of contractual obligations and the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. Recently, YPF was notified of the lawsuit filed by TGN claiming for damages. The total amount claimed by TGN amounts to approximately US$ 207 million as of the date of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. During September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above. In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. In the opinion of YPF’s Management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

On September 18, 2012, the judge in the case “TGN vs. YPF” decided: a) to dismiss the order of accumulation made by YPF on the ground that the court has no jurisdiction to hear the case because it lacks of administrative jurisdiction in NAFISA litigation, and considering that there are no possibility that the decision made to any of them have the same effect on the other; b) to accept the new facts alleged by YPF consisting notification made by TGN on December 16, 2010 in respect of the termination of the contract and the call of a public tender by TGN on March 10, 2011 to award the Public and Firm Service Transportation of Natural Gas through its northern pipeline system, including transport capacity remaining under the contract with YPF already terminated; c) consider extended the demand for which TGN claims invoices corresponding to services for November and December 2010; and d) open the case to trial.

Regarding the previously mentioned issue, on April 8, 2009, YPF had filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility for YPF to receive the service and for TGN to render the transportation service, due to (i) the termination of the natural gas contract with Sulgás/AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

As of December 31, 2012, the Company has provisioned costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

La Plata and Quilmes environmental claims:

La Plata: In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right of indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible (“OPDS”)), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/10 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with Article 9 of the Privatization Law No. 24,145. YPF has provisioned the estimated cost of the characterization and risk assessment studies mentioned above. The cost of the remediation actions, if required, will be recorded in those situations where the loss is probable and can be reasonably estimated.

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested that the Argentine Government be held responsable. In addition to the aforementioned, the Company has other 36 judicial claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 7,151 as of December 31, 2012, the Company has provisioned 1,166 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

In addition to what has been mentioned in the preceding paragraphs, laws and regulations relating to health and environmental quality in the United States of America affect nearly all the operations of YPF Holdings Inc. (hereinafter mentioned as “YPF Holdings Inc.” or “YPF Holdings”). These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

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

The most significant contingencies recorded by the controlled company YPF Holdings Inc. are described in the following paragraphs. YPF Holdings Inc.’s management believes it has adequately provisioned for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such provisions in the future.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedial plan has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has provisioned approximately 84 in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of December 31, 2012, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP. On May 29, 2012, Occidental, Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River - Mile 10.9 - Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area. For this reason, during the first semester of 2011, Maxus and Tierra signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to complete.

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

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. Tierra proposed to the other parties that, for the third stage of the RIFS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of the date of issuance of these consolidated financial statements, the parties have not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

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

In June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC from 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards (153,000 cubic meters) of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, transmitting its verbal approval of the completion of the works at the time. Tierra received written confirmation of completion on March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance in the amount of US$ 80 million for the performance of the removal work. The Removal AOC from 2008 provides that the initial form of financial assurance is to be provided through a trust fund. YPF Holdings Inc. originally provisioned US$ 80 million with respect to this matter. As of December 31, 2012, US$ 80 million has been contributed to the fund. The total amount of required financial assurance may be increased or decreased over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. Tierra may request modification of the form and timing of financial assurance for the Removal AOC from 2008. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed. YPF Holdings Inc. and its subsidiaries may seek cost recovery from the parties responsible for such contamination, provided contaminants’ origins were not from the Diamond Alkali plant. However, as of the date of issuance of these consolidated financial statements, it is not possible to make any prediction regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action.

In addition, in June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 900 million to US$ 2,300 million and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the CPG, submitted comments on the legal and technical defects of the draft FFS to EPA. In light of these comments, EPA withdrew the FFS for revision and further consideration of comments.

On September 18, 2012, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives considered in the Focused Feasibility Study (FFS), it is expected that the FFS and proposed plan could be released to the public during the first semester of 2013 (followed by a 60-day period for public comment). The EPA stated that the FFS will set forth four alternatives: (i) no action (cost: US$8.6 million); (ii) deep dredging of 9.6 million cubic yards over 11 years (cost: US$ 1.3 billion to US$ 3.4 billion, depending in part on whether the dredged sediment is disposed of in a contained aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards over 6 years (cost: US$ 1 billion to US$ 1.9 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards over 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that is currently in favor of alternative (iii). As of the date of these financial statements, the FFS is expected to be released to the public in the second semester of 2013. Tierra plans to respond to any further EPA proposal as may be appropriate at that time. If EPA keeps to the announced schedule, it is anticipated that the final Record of Decision would be issued between twelve to eighteen months after the FFS had been made public. Based on the information available to the Company as of the issuance date of these financial statements, considering the potential final proposal, the results of the studies and discoveries to be produced, the several potential responsible parties involved in the matter, with its consequent potential allocation of removal costs, and also considering the opinion of external counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this matter by YPF Holdings Inc.

According to the AOC 2007, the 17 miles of the Lower Passaic River from its confluence with Newark Bay to Dundee Dam pursuant to the 2007 AOC will be subject to a Remedial Investigation / Feasibility Study that is anticipated to be completed in 2015, following which EPA will select a remedy and notice it for public comment.

On the other hand, and in relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005 the DEP sued YPF Holdings, Tierra, Maxus and several companies, besides Occidental. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental, Tierra and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and Tierra filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. Phase One will determine liability and Phase Two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol, YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and Tierra have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and Tierra have the right to appeal such decision.

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court will conduct the discovery and trial of the State’s damages against Occidental, Maxus and Tierra (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII is scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants. Recently, the State and the third party defendants have reported that they are continuing to make progress towards a settlement, which were not disclosed to third parties. It is expected to finish these agreements during the first quarter of 2013, including court approval thereof.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there are three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014.

During the fourth quarter of 2012 and the first quarter of 2013, Maxus and Tierra, together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. The State has posted a copy of the proposed Consent Judgment, which is to be published in May 2013 followed by a 60-day comment period. However the Company cannot guarantee that such agreement is going to be reached by the parties.

As of December 31, 2012, DEP has not filed with the Court dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid.

As of December 31, 2012, YPF Holdings has accrued 592 comprising the estimated costs for studies, YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC of 2008 agreement, and in addition certain other matters related to Passaic River and the Newark Bay, also including certain related legal matters. However, it is possible that other works, including interim remedial measures or different from those considered, may be ordered. In addition, the development of new information, the imposition of penalties or remedial actions or the result of negotiations related to the referred matters differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently accrued.

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to execute this AOC formalized its resignation from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of US$ 20 million, for the completion of such works. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. EPA has notified Occidental, Maxus and Tierra that it will discuss other options that may comply with the AOC RM 10.9 during the second quarter of 2013 and has extended the deadline for submitting financial assurance to June 15, 2013.

Based on the information available to the Company as of the issuance date of this report, considering the results of the studies and discovery process as well as the potential responsibility of the other parties involved in this matter and the potential allocation of removal costs, based on the advice of our external and internal legal counsel, it is not possible to reasonably estimate a loss or range of losses related to these outstanding matters. Therefore, no amount has been accrued in respect of these claims.

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

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which Tierra, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June

2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP in February 2012 for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule, which was approved by DEP on March 24, 2013.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed not to file suit. After the original agreement expired, the parties enter into a new Standstill Agreement effective March 7, 2013.

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the adjacent property by Tierra in conjunction with other parties. As of the date of issuance of these consolidated financial statements, work on the interim response action has begun. This adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter 2011, the PRG reached an agreement in principle with a new party, whereby would join the PRG at an allocated share of 16.6%. The PRG is in active negotiations with the EPA for an RIFS AOC for the Standard Chlorine Chemical Company site and expects to execute the AOC in April 2013. In addition the EPA has issued a notice of liability to yet another potentially responsible party with whom the PRG is in discussions in an effort to convince the party to join the group.

Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

As of December 31, 2012, there are approximately 83 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works Site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. As of December 31, 2012, YPF

Holdings Inc. has accrued a total of 73 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its provision as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 through which it is agreed to reimburse certain costs incurred by the fore mentioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2012, YPF Holdings Inc. has accrued 19 for its estimated share of remediation activities associated with Greens Bayou facility.

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

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (FSP) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately US$ 0.8 million.

YPF Holdings Inc. has accrued 8 as of December 31, 2012 for its estimated share of the costs of the RIFS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RIFS. The RIFS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During the second semester of 2012 the PRP group began the phase of design and planning, and the remedial actions will take place in 2013. As of December 31, 2012 YPF Holdings has accrued 6 in connection with its obligations for this matter.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2012, YPF Holdings Inc. has accrued approximately 1 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2012, YPF Holdings Inc. has accrued 14 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest.

In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million) under protest. Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action, additionally, settlement negotiations are ongoing.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current provisions for this matter. Maxus has paid approximately US$ 17 million to Occidental. In March 2012, Maxus paid to OCC US$ 0.6 million covering OCC’s costs for 2010 and 2011, and in September 2012 Maxus paid to OCC an additional US$ 31 thousand for OCC’s costs for the first semester of 2012. Maxus anticipates that OCC’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of December 31, 2012, YPF Holdings Inc. has accrued approximately 1 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs. Is still pending the obligation to pay some future costs. As of December 31, 2012, YPF Holdings Inc. has accrued 4 in respect of this matter.

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Plaintiff sought US$ 30 million from Maxus and two parties which was rejected by the defendants. YPF Holdings presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter, also has requested a change of venue for the treatment of the matter. The case was expected to go to trial in the first quarter of 2013, however, the Court stayed the litigation in March 2013 to allow the parties time to negotiate an out-of-court settlement, which efforts are ongoing. YPF Holding Inc. has accrued US$ 7 million in respect to this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. provisioned legal contingences and environmental situations that are probable and can be reasonably estimated.

Tax claims:

The Company has received several claims from the Administración Federal de Ingresos Públicos (“AFIP”) and from provincial and municipal fiscal authorities, which are not individually significant, and which have been provisioned based on the best information available as of the date of the issuance of these financial statements.

4.	CAPITAL STOCK

The Company’s subscribed capital as of December 31, 2012, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2012, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enforcement of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding.

Decree No. 530/12 of the National Executive Power (the “Decree”), established the temporary intervention of the Company for a period of thirty (30) days (which was extended up to the Shareholders’ meeting on June 4, 2012, by the Decree No. 732/12) with the aim of securing the continuity of its business, the preservation of its assets and capital, fuel provision and the satisfaction of the country’s needs, and guaranteeing that the goals of the legislative initiative undertaken by said Executive Power were achieved. Additionally, Decree No. 530/12 suspended the attributions of the Board of Directors, and consequently its Audit Committee, which were assumed by the Intervenor named by the Argentine Government (the “Intervenor”).

Law No. 26,741 enacted on May 4, 2012, changed the Company’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of the Company owned by Repsol, its controlled or controlling entities, representing 51% of the Company’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine provinces.

On May 7, 2012, pursuant to Resolution 16,808 of CNV, a General Ordinary and Special Shareholders meeting was called for June 4, 2012. This meeting approved: (i) the removal of Class A and Class D Directors and members of the Statutory Audit Committee; (ii) determination of the number of Directors and members of the Statutory Audit Committee in 17 and 3, respectively; (iii) election of Class A and Class D Directors and members of the Statutory Audit Committee; and (iv) determination of the term of their designation.

On June 4, 2012, the Ordinary Shareholders’ meeting named new members of the Board of Directors of the Company, consequently the period of intervention of the Company was concluded.

On July 17, 2012, a General Ordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2011 prepared according to Argentine GAAP and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2011: (i) the reversal of the Reserve for future dividends in an amount of 1,057 and its appropriation to Retained earnings, in addition to the net income of the year, accumulating a total amount of 6,353; (ii) to appropriate the amount of 299 to meet the restriction imposed by the CNV regulation concerning the distribution of profits in connection with deferred negative earnings, which will be affected in accordance with the accounting principles; (iii) to appropriate the amount of 5,751 to constitute a reserve for investment in accordance with the Article 70, third paragraph of the Law No. 19.550 of Argentine Corporations as amended; and (iv) the appropriation to a reserve for future dividends in an amount of 303, empowering the Board of Directors to determine the timing of payment which should not exceed the ending of the present fiscal year. On November 6, 2012, the Board of Directors approved the payment of $ 0.77 per share dividend and such dividends were paid on November 19, 2012.

In connection with the adoption of IFRS previously mentioned, General Resolution No. 576/2010 sets that the issuers that, in accordance with previous Argentine GAAP, had used the option of disclosing in note to the financial statements the deferred tax liability arisen from the difference between the book value of fix assets remeasured into constant argentine pesos and their corresponding historical cost used for fiscal purposes, must recognize such liability with a debit to unappropriated retained earnings. The resolution also established that this recognition could be recorded in any intermediate period or year until the date of transition to IFRS, inclusive. In addition, the resolution above mentioned establishes that, as an exception, the Shareholders’ meeting that considers the financial statements of the year in which the deferred tax liability is recognized, could record such debit in unappropriated retained earnings into capital accounts not represented by shares (subscribed capital) or into retained earnings accounts, not providing a predetermined order for such accounting.

YPF recognized in the year ended December 31, 2010 the deferred tax liability arisen from the difference between the book value of fix assets in constant argentine peso and its corresponding historical value used for fiscal purposes, including the retroactive effects from such change in accounting criteria.

The General Shareholders’ meeting of April 26, 2011, decided the absorption against “Adjustment to contributions”, of the effect of the mentioned deferred tax liability registration, as described above, for an amount of 1,180. Also, as consequence of this absorption, the General Shareholders´ meeting decided the reversal of Legal Reserve for an amount of 236, to adjust its balance to legal requirements.

5.	INVESTMENTS IN COMPANIES AND JOINT VENTURES AND OTHER AGREEMENTS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of December 31, 2012 and 2011, and January 1, 2011:

	December 31, 2012	December 31, 2011	January 1, 2011
Amount of investments in affiliated companies accounted for using the equity method	603	637	605
Amount of investments carried at cost	12	13	12

Sub-Total participations in affiliated companies and others	615	650	617

Amount of investments in joint ventures accounted for using the equity method	1,311	1,420	1,302

Sub-Total participations in joint ventures	1,311	1,420	1,302

Provision for reduction in value of holdings in companies	(12)	(57)	(80)

	1,914	2,013	1,839

The main changes that affected the carrying amount of the investments in companies and joint ventures, during the years ended on December 31, 2012 and 2011, are the following:

	2012	2011
Carrying amount at the beginning of year	2,013	1,839
Acquisitions and contributions	—	2
Disinvestment	—	—
Income from investments accounted for using the equity method	114	685
Dividends declared	(388)	(602)
Translation difference	167	89
Other	8	—

Amount at the end of year	1,914	2,013

Exhibit I.b provides information of investments in companies.

The following table shows the main magnitudes of income/(expenses) from the investments in companies, calculated according to the equity method, for the years ended on December 31, 2012 and 2011 (see Exhibit I). YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by YPF:

	Affiliated companies		Joint ventures
	2012	2011	2012	2011
Net income	14	90	100	595
Other comprehensive income	5	4	162	85

Comprehensive income for the year	19	94	262	680

Additionally, as mentioned in Note 1.a), the Company participates as of December 31, 2012 in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the Company’s interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as information available to the Company’s Management. Exhibit II includes a detail of the most significant Joint Operations in which the Company participates, indicating the nature of its operations.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interests. Consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of December 31, 2012 and 2011 and January 1, 2011, and expense for the years ended on December 31, 2012 and 2011 of the Joint Operations and other agreements are as follows:

	As of December 31, 2012	As of December 31, 2011	As of January 1, 2011
Noncurrent assets	7,136	5,611	4,485
Current assets	551	688	614

Total assets	7,687	6,299	5,099

Noncurrent liabilities	1,661	1,249	855
Current liabilities	1,048	1,026	583

Total liabilities	2,709	2,275	1,438

	2012	2011
Production cost	3,858	3,239
Exploration expenses	281	268

6.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

As mentioned in Note 4, on May 3, 2012, Law No. 26,741, was passed by the Argentine Congress, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and at the same time, establishing the temporally occupation of such shares pursuant to the terms of articles 57 and 59 of Law No. 21,499. The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of December 31, 2012 and December 31 and January 1, 2011 and transactions with the said parties for the years ended December 31, 2012 and 2011. Additionally, the balances and transactions held with the entities within the Repsol group and PESA’s affiliates are included until the date the conditions required to be considered as related parties were met.

	December 31, 2012				December 31, 2011					January 1, 2011
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Loans	Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Non Current	Current	Current	Current	Non Current	Current	Non Current	Current	Current	Non Current	Current	Current	Non Current
Joint ventures:
Profertil S.A.	29	6	—	37	27	2	—	122	—	29	1	—	79	—	—
Compañía Mega S.A. (“Mega”)	422	5	—	19	459	—	—	18	—	296	—	—	10	—	—
Refinería del Norte S.A. (“Refinor”)	61	23	—	6	75	23	—	18	—	57	20	—	12	—	—

	512	34	—	62	561	25	—	158	—	382	21	—	101	—	—

Affiliated companies:
Central Dock Sud S.A.	89	4	350	8	59	—	291	10	—	49	—	256	2	—	—
Pluspetrol Energy S.A.	76	—	—	2	—	—	—	3	—	1	—	—	7	—	—
Metrogas S.A.	104	—	—	—	45	—	—	—	—	—	—	—	—	—	—
Oleoductos del Valle S.A.	—	—	—	6	—	—	—	4	—	—	—	—	9	—	—
Terminales Marítimas Patagónicas S.A.	—	—	—	11	—	—	—	10	—	—	—	—	4	—	—
Oleoducto Trasandino (Argentina) S.A.	—	—	—	2	—	—	—	1	—	—	—	—	1	—	—
Gasoducto del Pacífico (Argentina) S.A.	—	—	—	6	—	—	—	2	—	—	—	—	2	—	—
Oiltanking Ebytem S.A.	—	—	—	15	—	—	—	18	—	—	—	—	21	—	—
Oleoducto Trasandino (Chile) S.A.	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—

	269	4	350	50	104	—	291	48	—	50	1	256	46	—	—

Main shareholders and other related parties under their control:
Repsol	—	—	—	—	—	43	—	123	—	—	38	—	122	—	—
Repsol Gas S.A.	—	—	—	—	32	13	—	37	—	34	1	—	4	—	—
Repsol Sinopec Brasil S.A.	—	—	—	—	—	6	—	—	—	—	5	—	—	—	—
Repsol International Finance B.V.	—	—	—	—	—	—	—	—	—	—	1	—	—	—	—
Repsol Netherlands Finance B.V.	—	—	—	—	—	—	—	—	—	—	—	—	—	400	—
Repsol Venezuela S.A.	—	—	—	—	—	6	—	—	—	—	6	—	6	—	—
Repsol Ecuador S.A.	—	—	—	—	—	7	—	2	—	—	6	—	5	—	—
Repsol Comercial S.A.C.	—	—	—	—	—	8	—	—	—	—	7	—	—	—	—
Repsol Exploración S.A.	—	—	—	—	—	14	—	2	—	—	12	—	8	—	—
Repsol Bolivia S.A.	—	—	—	—	—	19	—	—	—	—	18	—	23	—	—
Repsol Tesorería y
Gestión Financiera S.A.	—	—	—	—	—	—	—	—	538	—	—	—	—	—	—
Repsol Butano S.A.	—	—	—	—	—	20	—	—	—	—	19	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—	27	28
Nuevo Banco de Santa Fe S.A.	—	—	—	—	—	—	—	—	—	—	—	—	—	9	69
Others	1	—	—	—	26	24	—	60	—	27	28	—	57	22	—

	1	—	—	—	58	160	—	224	538	61	141	—	225	458	97

	782	38	350	112	723	185	291	430	538	493	163	256	372	458	97

	2012			2011
	Sales	Purchases and Services (recoveries of expenses), net	Interest and fees gained (lossed), net	Sales	Purchases and Services (recoveries of expenses), net	Loans received (paid), net	Interest and fees gained (lossed), net
Joint ventures:
Profertil S.A.	119	273	—	81	460	—	—
Mega	1,696	166	—	1,720	95	—	—
Refinor	495	125	—	447	160	—	—

	2,310	564	—	2,248	715	—	—

Affiliated companies:
Central Dock Sud S.A.	168	33	3	163	38	—	12
Pluspetrol Energy S.A.	102	27	—	1	28	—	—
Metrogas S.A.	126	—	—	80	—	—	—
Oleoductos del Valle S.A.	—	51	—	—	39	—	—
Terminales Marítimas Patagónicas S.A.	—	78	—	—	50	—	—
Oleoducto Trasandino (Argentina) S.A.	—	8	—	—	4	—	—
Gasoducto del Pacífico (Argentina) S.A.	—	36	—	—	10	—	—
Oiltanking Ebytem S.A.	—	101	—	—	72	—	—

	396	334	3	244	241	—	12

Main shareholders and other related parties under their control:
Repsol	8	2	—	7	(4)	—	(19)
Repsol YPF Transporte y Trading S.A.	—	—	—	—	5	—	—
Repsol Gas S.A.	78	1	—	320	12	—	—
Repsol Netherlands Finance B.V.	—	—	—	—	—	(403)	(3)
Repsol Venezuela S.A.	—	—	—	—	(7)	—	—
Repsol Ecuador S.A.	—	—	—	—	(3)	—	—
Repsol Exploración S.A.	1	—	—	—	(7)	—	—
Repsol Bolivia S.A.	—	—	—	—	(24)	—	—
Repsol Tesorería y
Gestión Financiera S.A.	—	366	(5)	—	—	538	(8)
Repsol Butano S.A.	—	—	(1)	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	(3)	—	—	(29)	(1)
Nuevo Banco de Santa Fe S.A.	—	—	—	—	—	(78)	(7)
Others	7	19	(1)	268	179	(23)	(1)

	94	388	(10)	595	151	5	(39)

	2,800	1,286	(7)	3,087	1.107	5	(27)

Additionally, in the normal course of business, and taking into consideration that YPF is the largest oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24, among the major transactions referred to above the most important are the provision of fuel oil to CAMMESA, which will be used in thermal power plants, and the purchases of energy from CAMMESA (the operations for the year ended December 31, 2012, amounted 1,993 and 454, respectively, while the net balance as of that date was a receivable of 96); the regasification service provided to ENARSA in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas from ENARSA, which ENARSA imports from Bolivia (the operations for the year ended December 31, 2012, amounted 1,371 and 895, respectively, while the net balance as of that date was a receivable of 356); the provision of jet fuel to Aerolíneas Argentinas S.A. (the operations for the year ended December 31, 2012 amounted 777, while the balance as of that date was a receivable of 61); and the provision of liquefied petroleum gas to YPF Gas (the operations for the year ended December 31, 2012 amounted 300, while the balance as of that date was a receivable of 40). Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable. Additionally, the Company has entered into certain financing transactions with entities related to the national public sector, as defined in IAS 24, whose main operations are described in Note 2.i) of these financial statements.

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and principal managers (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2012 and 2011:

	2012 (1)	2011 (1)
Employee benefits (short-term)	86	136
Post-retirement benefits	2	3
Termination benefits	8	—
Other long-term benefits	3	4

	99	143

(1)	Includes the compensation for the Company’s key management personnel which developed their functions during the mentioned years.

7.	BENEFIT PLANS AND OTHER OBLIGATIONS

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2012.

Defined-benefit obligations

	As of December 31, 2012	As of December 31, 2011	As of January 1, 2011
Net present value of obligations	136	143	130
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	136	143	130

Changes in the fair value of the defined-benefit obligations

	2012	2011
Liabilities at the beginning of the year	143	130
Translation differences	19	13
Service costs	—	—
Interest costs	5	6
Actuarial (gains) losses	(18)	12
Benefits paid, settlements and amendments	(13)	(18)

Liabilities at the end of the year	136	143

Changes in the fair value of the plan assets

	2012	2011
Fair value of assets at the beginning of the year	—	—
Employer and employees contributions	13	18
Benefits paid and settlements	(13)	(18)

Fair value of assets at the end of the year	—	—

Amounts recognized in the Statement of Income

	(Loss) Income
	2012	2011
Service costs	—	—
Interest costs	(5)	(6)
Gains (Losses) on settlements and amendments	—	—

Total recognized as expense of the year	(5)	(6)

Amounts recognized in Other Comprehensive Income

	(Losses) Gains
	2012	2011
Actuarial gains (losses) net	18	(12)

Total recognized in Other Comprehensive Income	18	(12)

Actuarial assumptions

	2012	2011
Discount rate	2.5 – 3.0%	3.4 – 3.7%
Expected return on assets	N/A	N/A
Expected increase on salaries	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are:

Expected employer’s contributions during 2013	13

Estimated future benefit payments are as follows:
2013	13
2014	13
2015	12
2016	11
2017 – 2075	87

The weighted average duration used in the estimation of future payments was between 7.29 and 8.27.

The Company has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the year ended December 31, 2012.

8.	OPERATING LEASES

As of December 31, 2012, the principal contracts related to operating leases include:

•

Leasing of production equipment used in fields and equipment for natural gas compression, whose contracts have an average duration of 3 years with an option to renew for an additional year and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•

Leasing of vessels and barges for the transportation of hydrocarbons, whose contracts have an average duration of 5 years and for which contingent payments are calculated based on a rate per unit of use (pesos per hour/day of use).

•

Leasing of land for the installation and operation of service stations, whose contracts have an average duration of approximately 10 years and for which contingent payments are calculated based on a rate per unit of estimated sales of fuel.

Expenses recognized for the years ended December 31, 2012 and 2011, related to operating leases amounted to approximately 2,540 and 1,733, respectively, comprising of 939 and 714 of minimum payments, and 1,601 and 1,019 of contingent payments, which have been recorded in the “Rental of real estate and equipment” and “Operation Services and other Service Contracts” accounts.

As of December 31, 2012, the estimated future payments related to these contracts are:

	Within 1 year	From 1 to 5 years	Over 6 years
Estimated future payments	1,284	976	132

9.	EARNINGS PER SHARE

As of the date of issuance of these financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares. As a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2012	2011
Net income	3,902	4,445
Average number of shares outstanding	393,312,793	393,312,793
Basic and diluted earnings per share	9.92	11.30
(pesos per share)

Basic and diluted earnings per share are calculated as shown in Note 1.c.14.

10.	INCOME TAX

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the years ended December 31, 2012 and 2011, respectively, is as follows:

	2012	2011
Net income before income tax	8,565	7,586
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(2,998)	(2,655)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(2,327)	(881)
Income from investments in companies	40	240
Non-taxable income - Law No. 19,640 (Tierra del Fuego)	25	58
Tax loss carry forwards	(172)	(201)
Miscellaneous(1)	769	298

Income tax expense	(4,663)	(3,141)

(1)	Primarily includes the adjustment of the exchange rate difference calculated for tax purposes and the effect on the valuation of inventories of the amortization of fixed assets calculated in the functional currency of the Company.

The Company did not recognize deferred income tax assets amounting to 2,523, 2,030 and 1,688 as of December 31, 2012 and 2011, and January 1, 2011, respectively, from which 441, 448 and 382 corresponds to taxable temporary differences not recoverable and 2,082, 1,581 and 1,306 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of December 31, 2012, 2,069 will expire between the years 2018 and 2031 and 13 have an indefinite carry forward.

The composition of the Company’s deferred income tax assets and liabilities as of December 31, 2012, and 2011, and January 1, 2011 is as follows:

	December 31, 2012	December 31, 2011	January 1, 2011
Deferred tax assets
Nondeductible provisions and other liabilities	1,055	885	886
Tax loss and other tax credits	45	45	46
Miscellaneous	54	26	16

Total deferred tax assets	1,154	956	948

Deferred tax liabilities
Fixed assets	(5,125)	(3,465)	(2,925)
Miscellaneous	(666)	(185)	(71)

Total deferred tax liabilities	(5,791)	(3,650)	(2,996)

Net deferred tax liability	(4,637)	(2,694)	(2,048)

As of December 31, 2012 and 2011, the reasons that generated charges into the “Other Comprehensive Income” did not generate temporary differences.

11.	CONTINGENT LIABILITIES AND CONTRACTUAL COMMITMENTS

a) Contingent liabilities

The Company has the following contingencies and claims, individually significant, that the Company’s management, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Company, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

•

Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summon of the Argentine Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects of the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been answered by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the meetings that would take place during such suspension, authorizing the participation of the remaining parties and third parties. ASSUPA reported the interruption of the negotiations in the claim and the CSJN declared finalize the 60 days period of suspension property ordered.

Additionally it should be noted that the Company has become aware, however it had not been notified, of two other legal claims brought by ASSUPA against: i) concessionaires of the areas of Golfo San Jorge Basin, and ii) concessionaires of areas of Austral basin. The Company, in case of being notified, expects to answer according to legal terms and the arguments of defence that may correspond to the case.

•

Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)

Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an

Industrial Reconversion Program, in connection with certain installations of YPF. As of the date of issuance of these financial statements, the Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before the CSJN.

•

Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 3 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

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

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in Note 3 - “La Plata and Quilmes environmental claims”.

•

Other environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 225 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

•	Claims related to the gas market:

In addition to the information described under the title “Natural gas market” in Note 3, and in relation to the existence of clients with whom YPF has commitments to deliver natural gas which, as a result of the Export Administration, YPF has been forced to suspend totally or partially the corresponding deliveries, invoking the existence of force majeure or fortuitous event, and which, according to management estimates, constitute in some cases contingencies with possible outcome, YPF is also involved in the following litigations related to the natural gas market:

•

Arbitration process initiated by TGM: YPF was notified of an arbitration process brought by TGM against YPF before the International Chamber of Commerce (“ICC”), claiming unpaid and outstanding invoices in an approximate amount of US$ 10 million plus interest until the date of payment, in connection with the payments of the invoices established in the natural gas transportation contract entered into in September 1998 between YPF and TGM, associated with the natural gas export contract entered into by YPF and AESU mentioned in Note 3. On April 8, 2009, YPF requested the rejection of this claim and counterclaimed asking for the termination of the natural gas transportation contract, based on the termination promoted by AESU and Sulgás of the natural gas export contract. Additionally, YPF registered a request for arbitration at the ICC against TGM, amongst others. TGM answered the arbitral complaint by requesting the rejection of all YPF claims and filed a counterclaim against YPF asking the arbitral tribunal that YPF indemnifies TGM for all of the present and future damages derived from the termination of the natural gas transportation contract and the agreement entered into between the parties on October 2, 1998, by which YPF had agreed to pay TGM non-capitalizable irrevocable contributions as a compensation for the extension of the natural gas pipeline Proyecto Uruguayana; and that AESU/Sulgás be severally obliged to indemnify TGM for all the damages caused to TGM derived from the termination of the natural gas supply contract, in case AESU or Sulgas are declared responsible for that termination. Additionally, on July 10, 2009, TGM increased the amounts of its claim to US$ 17 million and claimed an additional amount of US$ 366 million as lost profit, a claim for which YPF believes it would not be responsible. YPF rejected TGM’s arguments. The Arbitration Tribunal has been constituted and the parties agreed on the Terms of Reference in coordination with the Arbitration Tribunal. On June 10, 2010, YPF submitted its arguments on procedural grounds before the Arbitration Tribunal and requested the Arbitration Tribunal to determine that it was not competent to hear the claim. On February 14, 2011, YPF was notified of the Arbitration Tribunal’s decision to sustain the Company’s motion, therefore suspending the proceeding until the arbitration brought by YPF is solved. On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. During December 2011, evidence production hearings took place. On January 13, 2012 the parties presented their post-hearing briefs, closing the evidence production period. The Arbitration Tribunal has indicated that it will reach a resolution by July 31, 2012. The Company was notified of the extension of such term until April 30, 2013. On April 19 and 24, 2012, AESU and Sulgás presented new evidence requesting its admission in the arbitration proceedings. YPF and TGM commented on the admission of such new evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such new evidence, while ruling that, if during the trial the Tribunal considers such evidence to be necessary, such new evidence may be admitted.

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

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of Law No. 25,156 of Antitrust Protection, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behaviour at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

•

Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 446), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defences) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

•

Mega claim: Mega, a company in which YPF holds an interest of 38%, has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were reduced because of certain regulations implemented by the Argentine Government. Besides, YPF would not have any responsibility based on the event of force majeure. This notwithstanding, Mega served on YPF a written claim for the total sum of US$ 118 million corresponding to undelivered volumes for the years 2009, 2010, 2011 and 2012. Recently, the Company has reached an agreement with Mega and its shareholders for which parties temporally agreed to certain commitments in order to support Mega’s financial operation, also including an agreement for the alleged undelivered volumes. The Company estimates that the matters referred to above, will not have a material adverse effect on the Company’s result of operations.

•

Repsol complaint against BNY and YPF: The Company was recently notified of a complaint filed by Repsol on July 31, 2012 in the Supreme Court of the State of New York, New York County, USA, against The Bank of New York Mellon (“BNY”) and the Company. In accordance with the contents of such complaint, Repsol claims damages for the alleged failure by BNY to accept and carry out voting instructions provided by Repsol in connection with, among other things, the election of the Company’s Board of Directors at the Company’s shareholders’ meeting on June 4, 2012, thereby allegedly violating BNY’s contractual obligations. Repsol alleges that, in addition to the American Depositary Shares (“ADS”) it owns, it had the right to vote ADS owned by a certain third party that were pledged in Repsol’s favor, and it was unable to exercise such voting rights due to alleged failures by BNY described above and an allegedly inappropriate intervention by the Company whereby the Company instructed BNY not to accept Repsol’s voting instructions. Although the Company has rejected Repsol’s allegations that it breached any legal or contractual obligation to the detriment of any shareholder, as of the date of issuance of these financial statements the Company is analysing in detail the allegations contained in the complaint in order to answer accordingly. Given the context described above, as well as the nature of the complaint and the results of the evidence presented, the Company cannot estimate a loss or a reasonably possible range of loss.

•

YPF potential class action: YPF has recently been served of a class action complaint related to certain YPF share sale transactions undertaken by Repsol in March 2011. The claim is based on an alleged failure to inform the market, and consequently the purchaser of YPF shares in such transactions, as of the date set forth above, regarding the potential risk of expropriation of the Company, and on the alleged effect on the value of the shares at the time the Expropriation Law was issued compared to the value paid. Given the particular nature of the complaint and the results of the evidence presented, the Company cannot estimate a loss or a reasonably possible range of loss.

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been provisioned since management, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered them to be possible contingencies.

b) Contractual commitments:

•

Contractual commitments: The Company has entered into contracts pursuant to which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

In this order, the Company has renegotiated certain natural gas export contracts, and has agreed to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, in some cases, the Company has agreed to make investments and to temporarily export natural gas in order to import certain final products, subject to the government’s approval. At the date of issuance of these financial statements, the Company continues carrying out the steps necessary to obtain the mentioned approvals from the authorities. Whenever the Company is not successful in its efforts, it could be subject to significant claims by the clients involved, without detriment to the defences that the Company might have.

•

Natural gas regulatory requirements: In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 3), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

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

On November 8, 2011, ENARGAS published Resolution No. 1982, which supplements Decree No. 2067 of November 27, 2008, which had created a fiduciary fund to finance natural gas and other imports necessary to complement the natural gas injection required to satisfy the internal demand. This Resolution adjusts the tariff charges established by Executive Decree No. 2067/08 and extends the type of users reached by the tariff adjustment, including users in the residential segment and gas processing and electric generation companies, among others, which has impacted on the operations of the Company and, very significantly in some companies under joint control, all of which have appealed against such resolution. In particular, the impact that the application of the tariff charge mentioned has on the operations of Mega is so significant that, if the situation is not judicially solved in favour of Mega, it could have serious difficulties in the future to continue its activity. These consolidated financial statements do not include any adjustments related to the recoverability of the assets of Mega which could be accrued on the assumption that it would cease its activity. This measure applies to consumptions that were made since December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1991/2011, which extends the type of users that will be required to pay tariff charges. YPF has challenged the validity of such resolutions. On April 13, 2012, a preliminary induction was granted in relation with the processing plant El Portón, suspending the effects of such resolutions with respect to the mentioned plant.

•

Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

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

On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel fuel to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with suspensive effect, consequently the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved.

On August 31, 2012, YPF was notified of the judgement of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

Decree No. 1,189/12 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

On April 10, 2013, Resolution 35/2013 of Argentine Secretariat of Domestic Commerce, determined a price cap for fuel at all service stations for period of six months, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified of the Annex of the Resolution.

•

Regulatory requirements established by Decree No. 1,277/2012: On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,012/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

•

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

•

Refining and Petroleum Plus Programs: Decree No. 2,014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and production. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports withholdings. In order to be eligible for the benefits of both programs, companies’ plans must be approved by the Argentine Secretariat of Energy.

During February 2012, by Note No. 707/2012, supplemented by Note No. 800/2012, both issued by the Secretariat of Energy, YPF was notified that the benefits granted under the “Refining and Petroleum Plus” programs had been temporarily suspended. The effects of the suspension also apply to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension are that the programs had been created in a context where domestic prices were lower than prevailing prices and that the objectives of those programs had already been achieved. On March 16, 2012, YPF has challenged this temporary suspension.

•

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

•

Agreement of Natural Gas: On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette.

This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies are invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection, in order to receive an increased price of 7.5 U.S.$ /MBTU for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five (5) years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced.

•

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

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions; and iv) to make Corporate Social Responsibility contributions to the Province of Neuquén in a total amount of US$ 23 million.

•

Extension of exploitation concessions in the province of Mendoza: In April 2011, YPF entered into an agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which would become effective upon its approval, through the issuance of the corresponding executive decree, in a maximum term of 90 days. Such decree was published in July 2011.

The agreement between YPF and the province of Mendoza provides the following:

•

Concessions involved: el Portón, Barrancas, Cerro Fortunoso, el Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

•	Exploitation and transportation concessions terms were extended for a 10-year term; and

•

YPF has undertaken: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; (iv) to donate US$ 16 million to a “Social Infrastructure Investment Fund”, payable on the same dates, terms and conditions as the initial payments. Such donations are aimed at satisfying education, health, sports, culture, equipment and other community needs in the province of Mendoza, and; (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement.

•

Extension of Exploitation Concessions in the province of Santa Cruz: On November 2, 2012, YPF entered into an agreement with the province of Santa Cruz to extend the term of the exploitation concessions identified below, which was ratified by the Province’s Legislative Power on November 8, 2012 and became effective upon its publication in the Province’s Official Gazette on November 15, 2012.

The agreement between YPF and the province of Santa Cruz provides the following:

•

Concessions involved: Cerro Piedra-Cerro Guadal Norte; Cañadón de la Escondida-Las Heras; Cañadón León-Meseta Espinosa; Los Monos; Pico Truncado-El Cordón; Los Perales-Las Mesetas; El Guadal-Lomas del Cuy; Cañadón Vasco; Cañadón Yatel, Magallanes (portion located in Santa Cruz) and Barranca Yankowsky;

•	Exploitation concession terms, which were originally set to expire in 2017, are extended for a 25-year term; and

•

YPF has undertaken: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% on the production of conventional hydrocarbons and 10% on the production of unconventional hydrocarbons; (iii) to make certain investments on the exploitation concessions, as stipulated in the agreement; (iv) to carry out exploration activities in the remaining exploration areas; (v) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the initial payment, such amount will be paid following the progress of the projects that YPF agreed with the Province and municipalities; (vi) to contribute to an “Institutional Strengthening Fund”; (vii) to carry out a program for technical formation (“YPF y los Trabajadores”) and a program for development of contractors (“Sustenta”) within the province of Santa Cruz; (viii) to define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•

Extension of Exploitation Concessions in the province of Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend the original term of the exploitation concessions identified below of subject to the approval of The National Executive Office by decree in a sixty-day term.

The agreement was approved by Resolution No. 35/12 of the Salta’s Secretariat of Energy on October 26, 2012 and Decree 3,694/12 on December 6, 2012. The agreement was signed between YPF, Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma S.A.A.I. and the Province of Salta, and provides the following:

•	Concessions involved: exploitation concession on the following areas: Sierras de Aguaragüe, Campo Durán-Madrejones, La Bolsa and Río Pescado.

•	Exploitation concession terms, are extended for a 10-year term from the beginning of expiration of the original 25 year term, thus ending the extension on November 14, 2027.

•

Commitments: (i) to conduct in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) to recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) to recognize for the province an additional payment, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, when prices exceed US$ 90/bbl in the case of crude oil and the equivalent of 70% of import prices in the case of natural gas, (iv) to pay the province, in aggregate, a one-time amount of US$ 5 million in the concept of bonus extension, (v) to make investments for a minimum amount of US$ 30 million in aggregate in additional exploration work to be implemented in the concessions, subject to certain conditions and (vi) to invest US$ 1 million in aggregate in the implementation of social infrastructure projects in the province.

•

Extension of Exploitation Concessions in the province of Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province. As of the date of issuance of these financial statements, the Negotiation Commission from Tierra del Fuego province its analyzing the negotiated conditions. The final agreement will be subsequently submitted to the final approval of the provincial Executive Office and the consideration from the Legislature from Tierra del Fuego province.

•

Exercise of rights under first refusal clause over GASA’s shares: On November 28, 2012, YPF, through its subsidiary YPF Inversora Energética S.A, (“YPFIESA”), communicated BG Inversiones Argentinas S.A. (“BGIA”) its intention to exercise its right under the first refusal clause over: (i) 40.793.136 Class A shares, $1 face value and one vote per share owned by BGIA in Gas Argentino S.A. (“GASA”), representing 100% of the share capital and votes of BGIA in GASA; (ii) 6,279 shares owned by BG Argentina SA (“BGA”) in Metroenergía SA, representing 2.73% of its share capital (these shares of BGIA and BGA are jointly referred to as the “Shares of BG”), and (iii) eventually, subject to other additional conditions, the acquisition of 38,941,720 Class B shares of BG Gas International BV in Metrogas S.A.

As a result of this operation and subject to the approval of the corresponding monitoring organisms and payment of the balance, YPFIESA will own 100% of the share capital and votes of GASA, which controls 70% of Metrogas’ share capital and votes.

The Company is committed with third parties under commercial contracts to purchase services and goods (such as LPG, electricity, gas, oil and steam), which as of December 31, 2012 amounted to 9,992. Additionally, exists commitments to carry out exploration activities and to make certain investments and expenditures until the expiration of some of the Company’s concessions that amounted to 122,460 as of December 31, 2012, which includes the commitments for concessions extensions mentioned in the paragraphs above.

12.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The different segments in which the Company is organized are based on the different activities from which the Company generates income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment.

In this line, the Company organizes its reporting structure into four segments taking into account the criteria established by IFRS 8: the exploration and production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administrative costs and assets, and construction activities.

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments		Total
For the year ended December 31, 2012
Revenues from sales	6,134	57,694	2,351	995	—		67,174
Revenues from intersegment sales	27,060	1,910	2,328	1,243	(32,541)		—

Revenues	33,194	59,604	4,679	2,238	(32,541	)(1)	67,174

Operating income (loss)	5,943	3,006	913	(2,493)	534		7,903
Income (loss) on investments in companies	(255)	55	314	—	—		114
Depreciation of fixed assets	6,901	906	136	186	—		8,129
Acquisitions of fixed assets	11,842	3,317	906	144	—		16,209
Assets	43,038	25,204	4,639	8,031	(963)		79,949

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments		Total

For the year ended December 31, 2011
Revenues from sales	5,054	47,926	1,923	1,308	—		56,211
Revenues from intersegment sales	19,996	1,766	2,188	651	(24,601)		—

Revenues	25,050	49,692	4,111	1,959	(24,601	)(1)	56,211

Operating income (loss)	4,322	4,422	835	(1,760)	(631)		7,188
Income on investments in companies	177	118	390	—	—		685
Depreciation of fixed assets	5,478	710	95	155	—		6,438
Acquisitions of fixed assets	9,768	2,879	935	235	—		13,817
As of December 31, 2011
Assets	34,627	21,394	3,622	2,851	(1,504)		60,990
As of January 1, 2011
Assets	29,610	14,911	2,607	4,854	(983)		50,999

(1)	Correspond to the elimination of income between segments of the group YPF.

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2012 and 2011, and fixed assets by geographic area as of December 31, 2012 and 2011, and January 1, 2011 are as follows:

	Revenues		Fixed assets
	2012	2011	December 31, 2012	December 31, 2011	January 1, 2011
Argentina	59,428	48,244	56,779	43,311	34,421
Mercosur and associated parties	3,894	3,985	24	21	7
Rest of América	2,812	2,028	168	190	230
Europe	1,040	1,954	—	—	—

Total	67,174	56,211	56,971	43,522	34,658

As of December 31, 2012 no external client represents 10% or more of the Company’s revenue from its ordinary activities.

13.	SUBSEQUENT EVENTS

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, which determined the fire and consequent affected of Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored up to about 100 mbbl/d through the commissioning of two destillation units (Topping IV y Topping D). As of the date of this annual report, technical evaluations are being carried out with the objective to determine both the date of commissioning of Topping C (the Company is doing its best efforts to its implementation within the next 60 days from the date of the incident) as well as the reduced operational capacity as Coke A will not be recovered. The residual book value is not material. Our preliminary estimate is that processing capacity will be approximately 150 mbbl/d with Coke A not in operation. However, a new Coke A facility is already under construction and is expected to be commissioned by 2015. We expect that to compensate the missing production, to continue to satisfied domestic demand we will need to import material additional volumes of fuels. We may not be able to recover the total cost related to such imports. As of the date of this annual report, the Company is in the process of assessing the detailed financial and operating impacts of the incident and, consequently, the analysis of any actions needed to adapt our best business strategy. In addition we are in the process of gathering the necessary information to give effect to the existing insurance coverage.

As of the date of the issuance of these financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of December 31, 2012, which were not already considered in such financial statements according to IFRS.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 11, 2013, and will be considered by the Company’s next annual Shareholders’ meeting.

14.	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

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

This adoption did not have a material impact on the Company’s reported reserves evaluation, results of operations, financial position or cash flows (amounts expressed in millions of Argentine Pesos, except where otherwise indicated and prepared under IFRS).

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

Information on net proved reserves as of December 31, 2012, 2011 and 2010 was calculated in accordance with the SEC rules and FASB’s ASC 932 as amended. Accordingly, crude oil prices used to determine reserves were calculated considering the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2012, 2011 and 2010, respectively, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as were enforced by the enacted laws as of each of the corresponding years (until 2011, for the year ended December 31, 2010, in accordance with Law No. 26,217 and until 2016 for the years ended on December 31, 2011 and 2012 in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2012, 2011 and 2010, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

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

Technology used in establishing proved reserves additions in 2012

YPF’s estimated proved reserves as of December 31, 2012, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2012, 2011 and 2010, by hydrocarbon product.

	2012			2011			2010
Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated entities
At January 1,	584	583	1	531	530	1	537	536	1
Developed	437	436	1	404	403	1	429	428	1
Undeveloped	147	147	—	127	127	—	108	108	—
Revisions of previous estimates (1)	82	81	1	91	90	1	46	45	1
Extensions and discoveries	18	18	—	43	43	—	23	23	—
Improved recovery	6	6	—	19	19	—	32	32	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	(101)	(100)	(1)	(100)	(99)	(1)	(107)	(106)	(1)

At December 31(3),	590	589	1	584	583	1	531	530	1

Developed	453	453	*	437	436	1	404	403	1
Undeveloped	137	136	*	147	147	—	127	127	—

	2012			2011			2010
Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
Equity–accounted entities
At January 1,	1	1	—	1	1	—	2	2	—
Developed	1	1	—	1	1	—	2	2	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (1)	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year	—	—	—	—	—	—	(1)	(1)	—

At December 31,	1	1	—	1	1	—	1	1	—

Developed	1	1	—	1	1	—	1	1	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2012			2011			2010
Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated and Equity-accounted entities
At January 1,
Developed	438	437	1	405	404	1	431	430	1
Undeveloped	147	147	—	127	127	—	108	108	—

Total	585	584	1	532	531	1	539	538	1

At December 31,
Developed(4)	454	454	—	438	437	1	405	404	1
Undeveloped(5)	137	136	*	147	147	—	127	127	—

Total(6)	591	590	1	585	584	1	532	531	1

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Oil production of consolidated entities for the years 2012, 2011 and 2010 includes an estimated approximately 13, 12 and 13, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil production of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved oil reserves of consolidated entities as of December 31, 2012, 2011 and 2010 include an estimated approximately 85, 76 and 66, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Includes natural gas liquids of 56, 58 and 60 as of December 31, 2012, 2011 and 2010, respectively.
(5)	Includes natural gas liquids of 13,14 and 15 as of December 31, 2012, 2011 and 2010, respectively.
(6)	Includes natural gas liquids of 70, 73 and 76 as of December 31, 2012, 2011 and 2010, respectively.

	2012			2011			2010
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billion of standard cubic feet)
Consolidated entities
At January 1,	2,362	2,360	2	2,533	2,531	2	2,672	2,670	2
Developed	1,760	1,758	2	1,948	1,946	2	2,102	2,100	2
Undeveloped	602	602	*	585	585	—	570	570	—
Revisions of previous estimates (1)	220	219	1	166	165	1	301	300	1
Extensions and discoveries	31	31	—	104	104	—	50	50	—
Improved recovery	4	4	—	—	—	—	1	1	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	(432)	(431)	(1)	(441)	(440)	(1)	(491)	(490)	(1)

At December 31,	2,186	2,183	3	2,362	2,360	2	2,533	2,531	2

Developed	1,810	1,807	3	1,760	1,758	2	1,948	1,946	2
Undeveloped	376	376	—	602	602	*	585	585	—

Equity–accounted entities
At January 1,	38	38	—	48	48	—	49	49	—
Developed	38	38	—	48	48	—	49	49	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (1)	8	8	—	1	1	—	14	14	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (2)	(10)	(10)	—	(12)	(12)	—	(15)	(15)	—

At December 31,	36	36	—	38	38	—	48	48	—

Developed	36	36	—	38	38	—	48	48	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2012			2011			2010
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated and Equity-accounted entities
At January 1,
Developed	1,797	1,795	2	1,996	1,994	2	2,151	2,149	2
Undeveloped	602	602	—	585	585	—	570	570	—

Total	2,399	2,397	2	2,581	2,579	2	2,721	2,719	2

At December 31,
Developed	1,846	1,844	2	1,797	1,795	2	1,996	1,994	2
Undeveloped	376	376	—	602	602	—	585	585	—

Total(3)	2,222	2,220	2	2,399	2,397	2	2,581	2,579	2

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas production of consolidated entities for the years 2012, 2011 and 2010 includes an estimated approximately 48, 48 and 50, respectively, of natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas reserves of consolidated entities as of December 31, 2012, 2011 and 2010 include an estimated approximately 252, 254 and 257, respectively, of natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

	2012			2011			2010
Oil equivalent(1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil-equivalent)
Consolidated entities
At January 1,	1,005	1,004	1	982	981	1	1,014	1,012	2
Developed	751	750	1	751	750	1	803	801	2
Undeveloped	254	254	—	231	231	—	211	211	—
Revisions of previous estimates (2)	121	120	1	121	120	1	100	99	1
Extensions and discoveries	24	24	—	62	62	—	32	32	—
Improved recovery	7	7	—	18	18	—	32	32	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (3)	(178)	(177)	(1)	(178)	(177)	(1)	(195)	(194)	(1)

At December 31, (4)	979	978	1	1,005	1,004	1	982	981	1

Developed	776	775	1	751	750	1	751	750	1
Undeveloped	203	203	*	254	254	—	231	231	—

Equity–accounted entities
At January 1,	8	8	—	10	10	—	10	10	—
Developed	8	8	—	10	10	—	10	10	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (2)	2	2	—	1	1	—	3	3	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place	—	—	—	—	—	—	—	—	—
Production for the year (3)	(2)	(2)	—	(3)	(3)	—	(3)	(3)	—

At December 31, (4)	8	8	—	8	8	—	10	10	—

Developed	8	8	—	8	8	—	10	10	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2012			2011			2010
Oil equivalent(1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil-equivalent)
Consolidated and Equity-accounted entities
At January 1,
Developed	759	758	1	761	760	1	813	811	2
Undeveloped	254	254	—	231	231	—	211	211	—

Total	1,013	1,012	1	992	991	1	1,024	1,022	2

At December 31,
Developed	783	782	1	759	758	1	761	760	1
Undeveloped	203	203	*	254	254	—	231	231	—

Total(4)	987	986	1	1,013	1,012	1	992	991	1

*	Not material (less than 1).
(1)	Volumes of natural gas have been converted to barrels of oil-equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)	Barrel of oil-equivalent production of consolidated entities for the years 2012, 2011 and 2010 includes an estimated approximately 22, 21 and 22, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Proved oil-equivalent reserves of consolidated entities as of December 31, 2012, 2011 and 2010 include an estimated approximately 130, 121 and 110, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

The paragraphs below explain in further detail the most significant changes in our reserves during 2012.

Changes in our estimated proved reserves during 2012

a)	Revisions of previous estimates:

During 2012, the Company’s proved reserves were revised upwards by 82 million barrels (“mmbbl”) of crude oil, condensate and natural gas liquids and 220 billion cubic feet (“bcf”) of natural gas,

The main revisions to proved reserves have been due to the following:

•

Negotiation of the extension of exploitation concessions in the provinces of Santa Cruz, Salta and Tierra del Fuego (See Note 11.b) resulted in 79 mmbbl of crude oil and 231 bcf of Gas were additions to proved reserves during 2012.

•

Crude oil production performed better than expected during 2012, resulting in approximately 27 mmbbl additions to proved developed reserves. The main additions to crude oil reserves were from: Aguada Pichana, Chihuido de la Sierra Negra, Puesto Hernández, Seco León, Los Perales and Lomas del Cuy fields.

•	In Vizcacheras, Tierra del Fuego and Barrancas areas a total of approximately 7 mmbbl of oil where discounted from proved developed reserves due to poor production results.

•

A total of approximately 121 bcf were added as proved developed natural gas reserves as a result of better than expected production performance. This increase was mainly based on additions from Aguada Pichana, Loma La Lata, Ramos, Aguada Toledo – Sierra Barrosa and Paso Bardas Norte fields.

•

A reduction of 25 million of barrels of oil equivalent (“mmboe”) of unconventional Vaca Muerta reservoir as a result of incorporating new information according to the behavior of the project, while it continues to execute the pilot project.

•	Due to revision of development projects studies, approximately 12 mmboe of proved undeveloped reserves were discounted, mainly in Lotena Formation, Loma La Lata Field.

•

Approximately 6 mmboe of proved reserves were added mainly in Cañadón Yatel, Volcan Auca Mahuida and Las Manadas Fields as a consequence of the addition of new development projects studies to our plan.

•

An addition of approximately 3 mmboe of proved reserves were achieved as a result of successful workover activities performed in some areas, mainly in the Chihuido La Salina Sur, Volcan Auca Mahuida and Los Perales fields.

•

Results of some of our development wells were below expectations in certain areas, resulting in a downward revision of approximately 4 mmboe of proved reserves, mainly in Loma La Lata, Seco Leon, Manantiales Behr and Barranca Baya Fields.

b)	Improved recovery

A total of approximately 7 mmbbl of proved oil reserves have been added due to positive production response, new production and injection wells, and from workovers, performed as part of the improved recovery projects mainly in Aguada Toledo - Sierra Barrosa, CNQ 7A and Chihuido de la Sierra Negra Fields.

c)	Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 24 mmboe of proved reserves (31 bcf of natural gas and 18 mmbbl of oil).

•	In Vizcacheras field approximately 7 mmboe of proved reserves were added as a result of drilled wells and development projects associated to exploratory well ViO.x-2.

•

In Loma La Lata field 24 new wells drilled in unproved reserves area contributed approximately with 2.5 mmbbl of crude oil, condensate and natural gas liquids and 4.4 bcf of gas of proved reserves mainly from Vaca Muerta and Quintuco formations.

•

In Aguada Pichana field similar activity carried out drilling 10 new wells in an unproved reserves area accounted for approximately 7 bcf of proved reserves additions related to extensions and discoveries.

•

As a result of the drilling activity in unproved reserve areas approximately 5 mmboe proved oil reserves were added in the Manantiales Behr (approximately 1.4 mmboe), Aguada Toledo - Sierra Barrosa (approximately 2 mmboe), Lindero Atravesado (approximately 1 mmboe), Barranca Baya (approximately 1.2 mmboe) and Cañadón Yatel (approximately 1.1 mmboe).

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2012, 2011 and January 1, 2011:

	31-12-2012			31-12-2011			01-01-2011
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	119,579	1,291	120,870	97,820	1,082	98,902	83,162	992	84,154
Support equipment and facilities	5,437	—	5,437	3,569	—	3,569	2,820	—	2,820
Drilling and work in progress	5,739	—	5,739	3,176	—	3,176	2,259	—	2,259
Unproved oil and gas properties	3,833	78	3,911	2,729	78	2,807	2,642	73	2,715

Total capitalized costs	134,588	1,369	135,957	107,294	1,160	108,454	90,883	1,065	91,948
Accumulated depreciation and valuation allowances	(93,316)	(1,142)	(94,458)	(75,312)	(909)	(76,221)	(64,320)	(767)	(65,087)

Net capitalized costs	41,272	227	41,499	31,982	251	32,233	26,563	298	26,861

	31-12-2012			31-12-2011			01-01-2011
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	278	—	278	274	—	274	253	—	253
Support equipment and facilities	—	—	—	—	—	—	—	—	—
Drilling and work in progress	—	—	—	—	—	—	—	—	—
Unproved oil and gas properties	—	—	—	—	—	—	—	—	—

Total capitalized costs	278	—	278	274	—	274	253	—	253
Accumulated depreciation and valuation allowances	(212)	—	(212)	(193)	—	(193)	(188)	—	(188)

Net capitalized costs	66	—	66	81	—	81	65	—	65

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2012 and 2011:

	2012			2011
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Acquisition of unproved properties	—	—	—	179	—	179
Exploration costs	1,644	237	1,881	1,508	159	1,667
Development costs	9,073	106	9,179	7,942	7	7,949

Total costs incurred	10,717	343	11,060	9,629	166	9,795

	2012			2011
Company’s share in equity method investees’ costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Exploration costs	—	—	—	—	—	—
Development costs	3	—	3	18	—	18

Total costs incurred	3	—	3	18	—	18

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

	2012			2011
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	4,437	243	4,680	2,888	239	3,127
Net intersegment sales	27,053	—	27,053	20,686	—	20,686

Total net revenues	31,490	243	31,733	23,574	239	23,813
Production costs	(18,904)	(54)	(18,958)	(14,186)	(48)	(14,234)
Exploration expenses	(298)	(284)	(582)	(464)	(110)	(574)
Depreciation and expense for valuation allowances	(6,789)	(105)	(6,894)	(5,619)	(115)	(5,734)
Other	(475)	—	(475)	(387)	—	(387)

Pre-tax income (loss) from producing activities	5,024	(200)	4,824	2,918	(34)	2,884
Income tax expense	(1,752)	—	(1,752)	(1,018)	—	(1,018)

Results of oil and gas producing activities	3,272	(200)	3,072	1,900	(34)	1,866

	2012			2011
Company’s share in equity method investee’s results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	96	—	96	104	—	104
Net intersegment sales	31	—	31	25	—	25

Total net revenues	127	—	127	129	—	129
Production costs	(56)	—	(56)	(57)	—	(57)
Depreciation and expense for valuation allowances	(27)	—	(27)	(2)	—	(2)

Pre-tax income from producing activities	44	—	44	70	—	70
Income tax expense	(15)	—	(15)	(25)	—	(25)

Results of oil and gas producing activities	29	—	29	45	—	45

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the prices used for reserves estimates as of year-end (the “average price”). Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as were enforced by the enacted laws as of each of the corresponding years (until 2011, for the year ended December 31, 2010, in accordance with Law No. 26,217 and until 2016 for the years ended on December 31, 2012 and 2011 in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2012, 2011 and 2010, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the years ended December 31, 2012, 2011 and 2010 to determine its gas reserves.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 4.90, 4.30 and 3.98 to US$ 1, as of December 31, 2012, 2011 and 2010, respectively.

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

	2012			2011			2010
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows (1)	224,894	305	225,199	173,871	364	174,235	154,882	303	155,185
Future production costs	(118,603)	(102)	(118,705)	(74,604)	(131)	(74,735)	(54,026)	(172)	(54,198)
Future development costs	(27,013)	(1)	(27,014)	(26,071)	(48)	(26,119)	(16,999)	—	(16,999)
Future income tax expenses	(14,042)	(65)	(14,107)	(18,476)	(82)	(18,558)	(23,365)	(10)	(23,375)
10% annual discount for estimated timing of cash flows	(24,793)	(18)	(24,811)	(19,090)	(15)	(19,105)	(16,568)	(16)	(16,584)

Standardized measure of discounted future net cash flows	40,443	119	40,562	35,630	88	35,718	43,924	105	44,029

	2012			2011			2010
Company’s share in equity method investee’s standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide

Future cash inflows (1)	528	—	528	594	—	594	531	—	531
Future production costs	(172)	—	(172)	(169)	—	(169)	(144)	—	(144)
Future income tax expenses	(101)	—	(101)	(144)	—	(144)	(131)	—	(131)
10% annual discount for estimated timing of cash flows	(61)	—	(61)	(66)	—	(66)	(62)	—	(62)

Standardized measure of discounted future net cash flows	194	—	194	215	—	215	194	—	194

(1)	For the year ended December 31 2010, future cash inflows are stated net of the effect of withholdings on exports until 2011, according to the outstanding Law No. 26,217, as of such dates. For the years ended December 31, 2012 and 2011, future cash inflows are stated net of the effect of withholdings on exports until 2016 in accordance with Law No. 26,732.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010
	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees
Beginning of year	35,718	215	44,029	194	30,842	194
Sales and transfers, net of production costs	(14,932)	(120)	(13,397)	(99)	(10,703)	(106)
Net change in sales and transfer prices, net of future production costs	(6,206)	(32)	(24,583)	2	14,275	1
Changes in reserves and production rates (timing)	7,378	14	10,771	84	5,864	60
Net changes for extensions, discoveries and improved recovery	3,967	—	8,491	—	7,373	—
Changes in estimated future development and abandonment costs	(94)	9	(8,714)	(5)	(4,018)	5
Development costs incurred during the year that reduced future development costs	4,821	3	3,487	4	2,058	8
Accretion of discount	3,419	17	4,112	15	2,611	14
Net change in income taxes	1,583	58	7,897	5	(5,696)	10
Others	4,908	30	3,625	15	1,423	8

End of year	40,562	194	35,718	215	44,029	194

Exhibit I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

BALANCE SHEET AS OF DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

CONSOLIDATED COMPANIES, JOINT VENTURES AND AFFILIATED

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.c.1)

a) Consolidated companies

					Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital Stock		Income (Loss)	Equity	Holding in Capital Stock
Controlled companies:
YPF International S.A. (8)	Common	Bs.	100	2,512,290	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-11	154		—	333	99,99%
YPF Holdings Inc. (8)	Common	US$	0.01	810,614	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	12-31-12	3,970		(608)	(906)	100,00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-12	164		163	359	99,99%
A-Evangelista S.A.	Common		$1	8,691,520	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	09-30-12	9		(83)	160	100,00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-11	—	(10)	30	39	100,00%
Eleran Inversiones 2011 S.A.U. (8)	Common		€10	6,000	Investment	Hernosilla 3, Madrid, España	12-31-11	50		1	52	100,00%
YPF Inversora Enérgetica S.A.	Common		$1	3,061,635	Investment	Macacha Güemes 515, Buenos Aires, Argentina	09-30-12	3		(3)	—	100,00%

b) Companies accounted for using the equity method

	2012
							Information of the issuer
	Description of the Securities								Las Financial Statements Available						December 31, 2011		January 1, 2011
Name and Issuer	Class	Face Value	Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(8)	Common	$1	77,292,000	199		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-12	203	(107)	642	38.00%		405		405
Profertil S.A.(8)	Common	$1	391,291,320	818		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	12-31-12	783	727	1,188	50.00%		761		654
Refinería del Norte S.A.	Common	$1	45,803,655	294		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-12	92	56	601	50.00%		254		243

				1,311		—									1,420		1,302

Affiliated Companies:
Oleoductos del Valle S.A.	Common	$10	4,072,749	67	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	12-31-12	110	(52)	201	37.00%		75	(1)	81	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	58		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09-30-12	14	27	181	33.15%		47		46
Oiltanking Ebytem S.A.(8)	Common	$10	351,167	44		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12-31-12	12	43	101	30.00%		43		41
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	6		—	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	12-31-11	156	4	90	10.00%		4		4
Central Dock Sud S.A.	Common	$0.01	2,822,342,992	—	(7)	46	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	06-30-12	356	(51)	180	9.98	%(5)	4		—	(7)
Gas Argentino S.A.(9)	Common	$1	126,808,862	—		342	Investment in Metrogas S.A.	Gregorio Araoz de Lamadrid 1360, Buenos Aires, Argentina	09-30-12	75	(101)	(62)	45.33%		41		66
Inversora Dock Sud S.A.	Common	$1	103,501,823	71		193	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	06-30-12	241	(28)	233	42.86%		101		81
Pluspetrol Energy S.A.	Common	$1	30,006,540	344		—	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	09-30-12	67	32	573	45.00%		309		272
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	27,018,720	12		—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	09-30-12	34	1	35	36.00%		13		14
Other companies:
Others(4)	—	—	—	13		29	—	—	—	—	—	—	—		13		12

				615		610									650		617

				1,926		610									2,070		1,919

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Holding in negative shareholders’ equity as of January 1, 2011 was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	The U.S. dollar has been defined as the functional currency of this company.
(9)	On May 19, 2009, Gas Argentino S.A. (“GASA”) filed a voluntary reorganization petition (“concurso preventivo”), which was finally homologated on August 22, 2012.
(10)	No value is exposed as the carrying value is less than 1.

Exhibit II

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

INTEREST IN JOINT OPERATIONS AND OTHER AGREMENTS

As of December 31, 2012, the main exploration and production joint operations and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator

Acambuco Salta	22.50%		Pan American Energy LLC
Aguada Pichana Neuquén	27.27%		Total Austral S.A.
Aguaragüe Salta	30.00%		Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%		Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.
Consorcio CNQ 7/A La Pampa and Mendoza	50.00%		Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%		Petrobras Energía S.A.
Ramos Salta	15.00	% (1)	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%		YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.
Georgetown Guyana	30.00%		Repsol Exploración
Neptune EEUU	15.00%		BHPB Pet (Deepwater) Inc.

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

Exhibit III

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

BALANCE SHEET AS OF DECEMBER 31, 2012 AND COMPARATIVE INFORMATION

MONETARY ASSETS AND LIABILITIES DENOMINATED IN CURRENCIES OTHER THAN ARGENTINA PESOS

INFORMATION REQUIRED BY ARTICLE 63 OF LAW No. 19,550

(amount expressed in million)

Account	Foreign currency and amount						Exchange rate in pesos as of 12-31-12		Value in pesos as of 12-31-12
	01-01-2011		12-31-2011		12-31-2012
Noncurrent Assets
Other receivables and advances	US$	300	US$	88	US$	80	4.88	(1)	390
	UYU	—	UYU	—	UYU	26	0.25	(1)	7

Total noncurrent assets									397

Current Assets
Trade receivables	US$	549	US$	519	US$	176	4.88	(1)	859
	€	1		€—		€—	—	(1)	—
	UYU	—	UYU	132	UYU	2	0.25	(1)	1
	CLP	—	CLP	—	CLP	5,839	0.01	(1)	58

Other receivables and advances	US$	411	US$	200	US$	113	4.88	(1)	551
	€	2		€2		€3	6.44	(1)	19
	UYU	—	UYU	225	UYU	105	0.25	(1)	26
	BOP	—	BOP	16	BOP	6	0.69	(1)	4

Cash and equivalents	US$	483	US$	166	US$	98	4.88	(1)	480
	BOP	—	BOP	23	BOP	33	0.69	(1)	23
	CLP	—	CLP	—	CLP	997	0.01	(1)	10
	UYU	—	UYU	—	UYU	50	0.25	(1)	13

Total current assets									2,044

Total assets									2,441

Noncurrent Liabilities
Provisions	US$	1,136	US$	1,169	US$	1,233	4.92	(2)	6,066
Salaries and social security	US$	3	US$	3	US$	3	4.92	(2)	15
Loans	US$	369	US$	1,038	US$	1,087	4.92	(2)	5,346
Accounts payable	US$	23	US$	14	US$	5	4.92	(2)	25

Total noncurrent liabilities									11,452

Current Liabilities
Provisions	US$	107	US$	102	US$	58	4.92	(2)	285
Loans	US$	1,167	US$	1,312	US$	736	4.92	(2)	3,620
Accounts payable	US$	969	US$	1,372	US$	1,479	4.92	(2)	7,275
	€	49		€49		€48	6.50	(2)	312
	UYU	—	UYU	111	UYU	74	0.26	(2)	19
	BOP	—	BOP	—	BOP	53	0.72	(2)	38
	CLP	—	CLP	—	CLP	4,994	0.01	(2)	50
Salaries and social security	US$	—	US$	—	US$	1	4.92	(2)	5
	UYU	—	UYU	—	UYU	9	0.26	(2)	2

Total current liabilities									11,606

Total liabilities									23,058

(1)	Buying exchange rate.
(2)	Selling exchange rate.