Form 20-F
period 2013-12-31
YPF SOCIEDAD ANONIMA
filed 2014-03-28
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Diego M. Pando

Tel: (011-54-11) 5441-5531

Facsimile Number: (011-54-11) 5441-2113

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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2013 was:

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

1 million Btu = 252 termies

1 cubic meter of gas = 35.3147 cubic feet of gas

1 cubic meter of gas = 10 termies

1,000 acres = approximately 4 square kilometers

References

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this annual report, “YPF,” “the Company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” refers to YPF Sociedad Anónima only. “Repsol” refers to Repsol S.A., its affiliates and consolidated companies. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this annual report, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2013, 2012 and 2011, YPF’s audited consolidated statements of comprehensive income for the years ended December 31, 2013, 2012 and 2011, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2013, 2012 and 2011, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2013, 2012 and 2011, and the related notes thereto.

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

For information regarding consolidation, see Notes 1.a and 1.b.5 to the Audited Consolidated Financial Statements.

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

“basin”: A depression in the crust of the Earth formed by plate tectonic activity in which sediments accumulate. Continued sediment accumulation can cause further depression or subsidence.

“block”: Areas defined by concession contracts or operating contracts signed by YPF.

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

“field”: One or more reservoirs grouped by or related to the same general geologic structural feature or stratigraphic condition

“formation”: The fundamental unit of lithostratigraphy. A body of rock that is sufficiently distinctive and continuous that it can be mapped.

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

Abbreviations:

“bbl”	Barrels.
“bcf”	Billion cubic feet.
“bcm”	Billion cubic meters.
“boe”	Barrels of oil equivalent.
“boe/d”	Barrels of oil equivalent per day.
“cm”	Cubic meters.
“dam 3”	Dekameters cubic (thousand cubic meters).
“GWh”	Gigawatt hours.
“HP”	Horsepower.
“km”	Kilometers.
“km2”	Square kilometers.
“liquids”	Crude oil, condensate and natural gas liquids.
“LNG”	Liquefied natural gas.
“LPG”	Liquefied petroleum gas.
“m”	Thousand.
“m3”	Cubic meter
“mbbl/d”	Thousand barrels per day.
“mcf”	Thousand cubic feet.
“mcm”	Thousand cubic meters.
“mboe/d”	Thousand barrels of oil equivalent per day.
“mm”	Million.
“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.
“mmboe/d”	Million barrels of oil equivalent per day.
“mmBtu”	Million British thermal units.
“mmcf”	Million cubic feet.
“mmcf/d”	Million cubic feet per day.
“mmcm/d”	Million cubic meters per day.
“mtn”	Thousand tons.
“MW”	Megawatts.
“psi”	Pound per square inch.
“WTI”	West Texas Intermediate.

PART I

ITEM 1. Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

ITEM 3. Key Information

Selected Financial Data

The following tables present our selected financial data. You should read this information in conjunction with our Audited Consolidated Financial Statements, and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Our Audited Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolution No. 26 on the “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB)”. Such resolution was approved by the Argentine National Securities Commission (“CNV”) through General Resolution No. 562/09 on December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 26,831. Compliance with such rules was mandatory for YPF for the fiscal year which began on January 1, 2012, with transition date of January 1, 2011.

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2013 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or “Central Bank”) on December 31, 2013 of Ps.6.52 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on March 25, 2014 was Ps 8.00 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

The financial data contained in this annual report as of December 31, 2013, 2012 and 2011 and for the years then ended has been derived from our Audited Consolidated Financial Statements included in this annual report. See Note 14 to the Audited Consolidated Financial Statements.

		As of and for the year ended December 31,
	2013	2013	2012	2011
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data(1) :
Revenues(2)	13,825	90,113	67,174	56,211
Gross profit	3,305	21,542	16,907	15,068
Administrative expenses	(412)	(2,686)	(2,232)	(1,822)
Selling expenses	(1,161)	(7,571)	(5,662)	(5,438)
Exploration expenses	(127)	(829)	(582)	(574)
Other income/(expense), net	108	704	(528)	(46)
Operating income	1,712	11,160	7,903	7,188
Income/(Loss) on long-term investments	54	353	114	685
Interest expense	(588)	(3,833)	(1,557)	(1,045)
Other financial income/(expense), net	1,023	6,668	2,105	758
Income from sale of long-term investments	—	—	—	—
Reversal/(impairment) of other current assets	—	—	—	—
Income before income tax	2,201	14,348	8,565	7,586
Income tax	(436)	(2,844)	(2,720)	(2,495)
Deferred tax	(985)	(6,425)	(1,943)	(646)
Net income	779	5,079	3,902	4,445
Total other Comprehensive income	1,846	12,031	4,241	1,852
Total Comprehensive income	2,625	17,110	8,143	6,297
Earnings per share and per ADS(4)	2.00	13.05	9.92	11.30
Dividends per share and per ADS(4) (in pesos)	n.a.	0.83	0.77	14.15
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	0.13	0.16	3.39
Consolidated Balance Sheet Data(1):
Cash	1,644	10,713	4,747	1,112
Working capital(3)	262	1,706	(2,582)	(7,750)
Total assets	20,803	135,595	79,949	60,990
Total debt(6)	4,893	31,890	17,104	12,198
Shareholders’ equity(7)	7,401	48,240	31,260	23,420
Other Consolidated Financial Data:
Fixed assets depreciation	1,754	11,433	8,281	6,499
Cash used in fixed asset acquisitions	4,240	27,639	16,403	12,156

(1)	The consolidated financial statements reflect the effect of the application of the functional and reporting currency. See Note 1.b.1) to the Audited Consolidated Financial Statements.
(2)	Revenues are net to us after payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 2.k) to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.16) to the Audited Consolidated Financial Statements.
(3)	Working Capital consists of Total Current Assets minus Total Current Liabilities as of December 31, 2013, December 31, 2012 and December 31, 2011.
(4)	Information has been calculated based on outstanding share capital of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment.
(6)	Total loans includes non-current loans of Ps. 23,076 million, Ps.12,100 million and Ps.4,435 million as of December 31, 2013, 2012 and 2011, respectively, and current loans of Ps. 8,814 million, Ps.5,004 million and Ps.7,763 million as of December 31, 2013, 2012 and 2011, respectively. See “Financial Risk Management–Liquidity Risk” in Note 1.d) to the Audited Consolidated Financial Statements.

(7)	Our subscribed capital as of December 31, 2013 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. See additionally “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors and Supervisory Committee”, “Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 1.b.10.iii) to the Audited Consolidated Financial Statements in relation to shares purchased by YPF and assigned as a result of our employee compensation plans.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law (Law No. 25,561, or the “Public Emergency Law”), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2015 by Law 26,896, grants the National Executive Office the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis. The Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). The Argentine government is analyzing certain measures in response to such devaluation and the impact on the rest of the economy, including inflation. See “Risks Factors—Risks Relating to Argentina—Our business is highly dependent upon economic conditions in Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2009	3.45	3.85	3.75	(1)	3.80
2010	3.79	3.99	3.92	(1)	3.98
2011	3.97	4.30	4.15	(1)	4.30
2012	4.30	4.92	4.58	(1)	4.92
2013	4.92	6.52	5.54	(1)	6.52
Month
September 2013	5.68	5.79	5.74	(1)	5.79
October 2013	5.80	5.91	5.85	(1)	5.91
November 2013	5.92	6.14	6.01	(1)	6.14
December 2013	6.15	6.52	6.32	(1)	6.52
January 2014	6.54	8.02	7.10	(1)	8.02
February 2014	7.76	8.02	7.86	(1)	7.88
March 2014 (2)	7.87	7.97	7.90	(1)	7.97

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through March 21, 2014.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange Regulations

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine peso was freely convertible into U.S. dollars.

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

During 2012, additional foreign exchange regulations were imposed on purchases of foreign currency and transfers of foreign currency abroad. Such regulations include the requirement for financial institutions to inform in advance and obtain approval from the Central Bank with respect to any foreign exchange transaction to be entered into through the foreign exchange market. See “—Risk Factors—Risks Relating to Argentina—We are subject to exchange and capital controls.”

Risk Factors

The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations or our ability to make payments on the notes and under other existing or future indebtedness.

Risks Relating to Argentina

The Argentine federal government will control the Company according to domestic energy policies in accordance with Law 26,741 (the “Expropriation Law”).

The Argentine federal government controls the Company, and consequently, the federal government is able to determine substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors, and is able to direct our operations. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. In addition, should Argentina be unable to meet its energy requirements, such occurrence could have a material adverse impact on the Argentine economy and negatively impact our results of operations. We cannot assure you that the decisions taken by our controlling shareholders for the purpose of achieving the targets set forth in the Expropriation Law would not differ from your interests as a shareholder.

Our business is largely dependent upon economic conditions in Argentina.

Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. The changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. You should make your own investigation about Argentina and prevailing conditions in that country before making an investment in us.

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, Argentina’s gross domestic product, or GDP, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 and 2011, growing at an annual real rate of approximately 9%, according to preliminary official data. In 2012, the Argentine economy experienced a slowdown with GDP increasing at a rate of 1.9% on an annualized basis compared to the preceding year. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 3%. No assurances can be given that the rate of growth experienced over past years will be achieved in subsequent years or that the economy will not contract. In addition, the Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial condition and results of operations.

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

The Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). The Argentine government is analyzing certain measures in response to such devaluation and the impact on the rest of the economy, including inflation. In addition, Argentina has confronted inflationary pressures. According to inflation data published by the National Statistics Institute (Instituto Nacional de Estadística y Censos, INDEC), from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5% 10.8% and 10.9%, respectively; the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7% 13.1% and 14.7% , respectively. However, certain private sector analysts usually quoted by the government opposition, based on methodologies being questioned by the Argentine government on the basis of the lack of technical support, believe that actual inflation was significantly higher than that reflected in INDEC reports according to the methodology prevailing for such reports until December 2013. In 2014, the Argentine government established a new consumer price index (“IPCNU”) which more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to the IPCNU, inflation for each of January and February 2014 was 3.7% and 3.4%, respectively. Increased rates of inflation in Argentina could increase our cost of operation, and may negatively impact our results of operations and financial condition. There can be no assurance that inflation rates will not be higher in the future.

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

Furthermore, in 2005, Argentina successfully restructured a substantial portion of its bond indebtedness and settled all of its debt with the IMF. In June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the bond indebtedness on which Argentina had defaulted in 2002 was restructured. Certain bondholders did not participate in the restructuring and instead sued Argentina for payment. In late October 2012, the United States Court of Appeals for the Second Circuit rejected an appeal by Argentina concerning payments allegedly due on bonds that had not been the subject of the swaps in 2005 and 2010. On November 21, 2012, the United States District Court for the Southern District of New York ordered Argentina to make a deposit of U.S.$1,330 million for payment to the holdout bondholders. Argentina appealed the District Court’s November 21 order to the Second Circuit Court of Appeals, which granted Argentina’s request for a stay of the order. On March 19, 2013, Argentina submitted to the Second Circuit a proposed payment plan for holdout bondholders. That proposal was rejected by the plaintiff holdout bondholders on April 19, 2013. On August 30, 2013, the Second Circuit Court of Appeals affirmed the District Court’s November 21, 2012 order, but stayed its decision pending an appeal to the Supreme Court of the United States.

On September 3, 2013, the District Court granted plaintiff holdout bondholders’ requests for discovery from Argentina and certain financial institutions concerning, among other things, Argentina’s assets and the relationship between Argentina and YPF. In January 2014, the United States Supreme Court accepted an appeal by Argentina concerning the permissible scope of discovery into its assets. Litigation initiated by holdout bondholders has resulted, and may result, in material judgments against Argentina and could result in attachments of or injunctions relating to assets of or deemed owned by Argentina. Such attachments or injunctions could have a material adverse effect on the country’s economy and also affect our ability to access international financing or repay our obligations.

For additional information related to the evolution of the Argentine economy see “Item 5 – Operating and Financial Review and Prospects—Macroeconomic Conditions.”

Certain risks are inherent in any investment in a Company operating in an emerging market such as Argentina.

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

The Argentine economy has been adversely affected by economic developments in other markets.

Financial and securities markets in Argentina, and also the Argentine economy, are influenced by economic and market conditions in other markets worldwide. Considering the recent international turmoil, Argentina’s economy remains vulnerable to external shocks, including those relating to or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt. For example, the challenges faced by the European Union to stabilize some of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Although economic conditions vary from country to country, investors’ perceptions of events occurring in one country may substantially affect capital flows into and investments in securities from issuers in other countries, including Argentina.

Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries’ economies or events in other emerging markets, which could in turn, adversely affect the Argentine economy and, as a consequence, the Company’s results of operations and financial condition.

The implementation of new export duties, other taxes and import regulations could adversely affect our results.

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

We may be exposed to fluctuations in foreign exchange rates.

Our results of operations are exposed to currency fluctuation and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. The value of the peso has fluctuated significantly in the past and may do so in the future. In addition, the Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). (See “Item 5 – Operating and Financial Review and Prospects—Macroeconomic Conditions” for additional information). The main effects of a devaluation of the Argentine Peso on our net income are those related to the accounting of deferred income tax related mainly to fixed assets, which we expect would have a negative effect; current income tax, which we expect would have a positive effect; increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar.

We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect our business.

Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

We are permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and finance working capital. As of December 31, 2013 a significant part of our total debt is sensitive to changes in interest rates (See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Interest rate exposure”). Consequently, variations in interest rates could result in significant changes in the amount required to be expected to cover to debt service obligations and in our interest expense thus affecting our results and financial condition.

In addition, interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine/U.S. currency exchange rate that could result in a significant increase in the amount of the interest and principal payments in respect of such debt obligations.

We are subject to exchange and capital controls.

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

Moreover, recent regulatory and policy developments in Argentina, including the enactment of the Expropriation Law, have led to considerable volatility in the market price of our shares and ADSs. We cannot assure that the perception of risk in Argentina and other emerging markets may not have a material adverse effect on our ability to raise capital and on the trading values of our securities. As a result of the foregoing, we cannot assure you that factors previously mentioned may not affect our financial condition and/or results of operations (See “Item 4. Information on the Company—History and Development of YPF.”)

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

The oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•	limitations on our ability to pass higher domestic taxes, increases in production costs, or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices (See “Limitations on local pricing in Argentina may adversely affect our results of operations” below);

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for non-conventional oil and gas hydrocarbons which could increase our cost of doing business or cause delays and adversely affect our operations;

•	restrictions on imports of products which could affect our ability to meet our delivery commitments or growth plans, as the case may be; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

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

Limitations on local pricing in Argentina may adversely affect our results of operations.

Due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have frequently lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. The prices that we are able to obtain for our hydrocarbon products affect, among others, the viability of investments in new exploration, development and refining, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. For additional information on domestic pricing for our products, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation”. On April 10, 2013, Resolution 35/2013 of the Argentine Secretariat of Domestic Commerce determined a price cap for fuel at all service stations for a period of six months (subsequently extended until November 24, 2013), which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified in the Annex of the Resolution. We cannot assure you that we will be able to increase the domestic prices of our products, and limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

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

We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.

The Argentine Hydrocarbons Law (Law No. 17,319) allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long-term natural gas exports.

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

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Argentine Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel fuel is duly satisfied. Because domestic diesel fuel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel fuel production in the export market, and are obliged to sell in the local market at prevailing domestic prices.

We are unable to predict how long these export restrictions will be in place, or whether any further measures will be adopted that adversely affect our ability to export gas, crude oil and diesel fuel or other products and, accordingly, our results of operations.

Oil and gas prices could affect our business.

We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices for certain products do not match cost increases (including those related to the increase in the value of the U.S. dollar against the Argentine peso) in accordance with higher and more complex investments, mainly as a result of the development of nonconventional resources, and also with evolution of the economy, our ability to improve our hydrocarbon recovery rates, find new reserves and carry out certain of our other capital expenditure plans are likely to be adversely affected, which in turn would have an adverse effect on our results of operations.

Our reserves and production are likely to decline.

Most of our oil and gas producing fields in Argentina are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Our production declined by approximately 8.4% in 2011 and 0.6% in 2012, on a boe/d basis. As a result of increased development and exploration activity in 2013, during 2013 our production increased by approximately 1.7%, on a boe/d basis.

We face certain challenges in order to replace our proved reserves with other categories of hydrocarbons. However, the continuous comprehensive technical review of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new fields developments in Argentine basins with the aim of achieving results similar to those achieved by mature fields in other regions of the world (which have achieved substantially higher recovery factors with the application of new technology). Additionally, we have been completing the renewal of most of our concessions, allowing us to develop certain strategic projects related to waterflooding, enhanced oil recovery and unconventional resources, which represent an important opportunity not only for the Company but also for Argentina. We expect that unconventional development will require higher investment in future years, principally in connection with the Vaca Muerta formation. These investments are expected to yield substantial economies of scale and to significantly increase recovery rates from this resource play. Other resource plays, unconventional prospects, exist in Argentina and have positioned the country amongst the most attractive in terms of worldwide unconventional resource potential. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products, and are also subject to material risks inherent to the oil and gas industry and may prove unsuccessful. See “—Our business plan includes future drilling activities for non-conventional oil and gas reserves, such as shale gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.”

Our oil and natural gas reserves are estimates.

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

Oil and gas activities are subject to significant economic, environmental and operational risks.

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition we operate in politically sensitive areas where native population has interests that from time to time may conflict with our production objectives. If these risks materialize, we may suffer substantial operational losses and disruptions to our operations and harm to our reputation. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are taken into account.

Our business plan includes future drilling activities for non-conventional oil and gas reserves, such as shale oil and gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.

Our ability to execute and carry out our strategic business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. We have identified drilling locations and prospects for future drilling opportunities of unconventional oil and gas reserves, such as the shale oil and gas in the Vaca Muerta formation. These drilling locations and prospects represent a part of our future drilling plans. Our ability to drill and develop these locations depends on a number of factors, including seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, access to and availability of equipment, services and personnel and drilling results. In addition, as we do not have extensive experience in drilling and exploiting unconventional oil and gas reserves, the drilling and exploitation of such unconventional oil and gas reserves depends on our ability to acquire the necessary technology and hire personnel and other support needed for extraction or obtain financing and venture partners to develop such activities. Furthermore, in order to implement our business plan, including the development of our oil and natural gas exploration activities and the development of refining capacity sufficient to process increasing production volumes, we will need to raise significant amounts of debt capital in the financial and capital markets. We cannot guarantee that we will be able to obtain the necessary financing or obtain financing in the international or local financial markets at reasonable cost and on reasonable terms to implement our new business plan or that we would be able to successfully develop our oil and natural gas reserves. Because of these uncertainties, we cannot give any assurance as to the timing of these activities or that they will ultimately result in the realization of proved reserves or meet our expectations for success, which could adversely affect our production levels, financial condition and results of operations.

We may not have sufficient insurance to cover all the operating hazards that we are subject to.

As discussed under “—Oil and gas activities are subject to significant economic, environmental and operational risks” and “—We may incur significant costs and liabilities related to environmental, health and safety matters,” our exploration and production operations are subject to extensive economic, operational, regulatory and legal risks. We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks. However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities. In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events. See “Item 4. Information on the Company—Insurance.” In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future. If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.

The Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. The expiration of part of our concessions which represent approximately 1.9% of our proved reserves as of December 31, 2013 occurs in 2017. In addition, our concessions in certain provinces in Argentina have been extended as of the date of this annual report (see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government — Exploration and Production—Extension of Exploitation Concessions in the province of Neuquén,” “—

Extension of Exploitation Concessions in the province of Mendoza,” “—Extension of Exploitation Concessions in the province of Santa Cruz,” “—Negotiation of Extension of Concessions in the province of Tierra del Fuego,” and “—Extension of Concessions in the province of Chubut”). We cannot provide assurances that concessions will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions as of the date of expiration of them. The termination of, or failure to obtain the extension of, a concession or permit, or its revocation, could have a material adverse effect on our business and results of operations.

Our acquisition of exploratory acreage and crude oil and natural gas reserves is subject to heavy competition.

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

We may incur significant costs and liabilities related to environmental, health and safety matters.

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. In addition, YPF Holdings, a 100% subsidiary of YPF, has certain environmental liabilities . See “Item 8. Financial Information—Legal Proceedings —YPF Holdings.” A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

In particular, remediation alternatives for Passaic River contamination have been undergoing investigation and analysis by the Environmental Protection Agency (the “EPA”) of the United States and other parties for many years. Tierra, a subsidiary of YPF Holdings has been working on behalf of Occidental on various studies and conducting certain remediation activities as discussed further below. In June 2007, the EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives ranged from no action (which would result in comparatively low cost) to extensive dredging and capping (which, according to the draft FFS, the EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by the EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other members of the Cooperating Parties Group (as defined below), submitted comments on the draft FFS to the EPA, as did a number of other interested parties. Additionally, on September 18, 2012, the EPA described the new alternatives it is considering in the revised FFS, which is reportedly now expected to be released to the public soon. The EPA stated that the FFS will set forth four alternatives which could cost from U.S.$8.6 million to U.S.$3.4 billion. Based on the information available to us as of the date of this annual report, considering the potential final proposal, the results of the studies and discoveries to be produced, the several potential responsible parties involved in the matter, and the consequent potential allocation of removal costs, and also considering the opinion of external legal advisors, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters on this time. Therefore, no reserve has been accrued for this litigation by YPF Holdings Inc. Depending on the final proposal released and approved by the EPA regarding the FFS, and the potential assignment of responsibility to YPF Holdings for such remediation, our financial condition and result of operations could negatively be affected. See “Item 8. Financial Information—Legal Proceedings—YPF Holdings.”

Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities, including with respect to drilling and exploitation of our unconventional oil and gas reserves. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards, or the adoption of cap and trade regimes. If adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

We face risk relating to certain legal proceedings.

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

In addition, we may be subject to undisclosed liabilities related to labor, commercial, civil, tax, criminal or environmental contingencies incurred by businesses we acquire as part of our growth strategy, that we may not be able to identify or that may not be adequately indemnified under our acquisition agreements with the sellers of such businesses, in which case our business, financial condition and results of operation may negatively and adversely affected.

Additionally, following the enactment of the Expropriation Law, the Spanish company Repsol, which had a significant portion of its shares subject to expropriation, commenced legal proceedings against the Argentine government before New York and the International Center for Settlement of Investment Disputes (ICSID) arbitral tribunal. Additionally, Repsol has filed other claims against us in Argentina, New York and Madrid courts. Repsol has also made public its intention to contest the validity of agreements that we may enter into with third parties related to the exploitation and exploration of unconventional oil reserves in the Vaca Muerta formation. On February 25, 2014, the Board of Directors of Repsol approved the text agreed to by the Argentine Ministry of Economy and Finance and Repsol’s management to reach an “Amicable Settlement and Compromise of Expropriation” whereby Repsol would agree to accept a payment of U.S.$ 5 billion in Argentine sovereign bonds as compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol. As of the date of this annual report, such agreement remains subject to the ratification of Repsol’s General Shareholders’ Meeting and the Argentine Congress. This agreement, which is public, is subject to certain conditions, and investors should carefully read it in order to make their own assessment. In addition, on February 27, 2014, YPF and Repsol executed an arrangement (the “Arrangement”) whereby, mainly, the parties reciprocally agreed to withdraw, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the Arrangement derived from the declaration of public interest and subjection to expropriation of YPF shares owned by Repsol pursuant to the Expropriation Law, the intervention, temporary takeover of public utility-declared shares and management of YPF. Likewise, the parties have agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them, and to grant a series of mutual indemnities subject to certain conditions. The Arrangement will become fully effective on the day following to the date on which Repsol notifies YPF that the Agreement signed between Repsol and the Argentine Republic becomes effective. If such effectiveness does not occur on or prior to May 7, 2014, or at a later date as the parties may agree in writing, the Arrangement shall not be enforced and shall become void, and the parties shall retain all of the rights preexisting at the date of their signature, and the Arrangement shall not create any liability for either party. Thus, we cannot give any assurance that the withdrawals contemplated by the Arrangement will occur, and accordingly, we can give no assurance that actions taken by Repsol will not disrupt our business efforts, including any exploitation and exploration agreements we may seek to enter into, or that Repsol will not continue to litigate the issues related to the expropriation of its shares.

Our business depends to a significant extent on our production and refining facilities and logistics network.

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

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall (which was the maximum ever recorded in the area). The heavy rainfall disrupted refinery systems and caused a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). By the end of May 2013, the Topping C unit resumed operations at full nominal capacity. The Coke A unit has been shut down permanently since the storm, affecting the volume of crude processed in the refinery, due to a reduction in conversion capacity. The storm resulted in a decrease in the volume of crude oil processed. YPF has an insurance policy that provides coverage for the loss of income and property damage due to incidents like the storm that affected the La Plata refinery. See note 11.b to the Audited Consolidated Financial Statements for information regarding the amount recognized in our result of operations in connection with our insurance coverage.

In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has 6 tanks, 4 of which are for processing and 2 are for dispatch of treated crude oil, concentrates the production of 10 fields in the Malargue area, which constitutes a daily production of approximately 9,200 barrels of oil and represents 3.8% of the oil production of YPF. As of the date of this annual report, the fire has been completely extinguished and maintenance works have commenced to reinitiate operations of the surrounding facilities, which had been preventatively shut down due to the risk of being affected, and to work on reestablishing production. The technical personnel of the company are currently defining the plan for the total resumption of activities in the coming days. In addition we are in the process of gathering the necessary information to make a claim under our existing insurance coverage.

We could be subject to organized labor action.

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

We may not be able to pay, maintain or increase dividends.

On July 17, 2012 our Shareholder’s meeting approved a dividend of Ps.303 million (Ps.0.77 per share or ADS) which was paid during November 2012. In 2013, our Board of Directors in its meeting held on March 11, 2013 approved a proposal to the Shareholders of a Ps.326 million dividend to be paid during 2013 (Ps.0.83 per share or ADS). Such proposal was approved at the Shareholder’s meeting which was held on April 30, 2013 and was paid during August 2013. Notwithstanding the foregoing, our ability to pay, maintain or increase dividends is based on many factors, including but not limited to our net income, anticipated levels of capital expenditures and expected levels of growth. A change in any such factor could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year.

Risks Relating to Our Class D Shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or anticipated results of operations and financial condition; speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. In addition, recent regulatory and policy developments in Argentina, including the passage of the Expropriation Law, have led to considerable volatility in the market price of our shares and ADSs. For example, the price of our ADSs closed at U.S.$54.58 on January 5, 2011, and fell to a low of U.S.$9.57 on November 16, 2012. In 2013, the price recovered to a high closing price of U.S.$34.17 on December 23, but subsequently fell to U.S.$21.85 on February 3, 2014. See “Item 9. The Offer and Listing.” We cannot assure you that concerns about factors that could affect the market price of our ordinary shares as previously mentioned may have a material adverse effect on the trading values of our securities.

Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock.

Under our by-laws, the approval of the Argentine government, the sole holder of our Class A shares, is required to undertake certain strategic transactions, including a merger, an acquisition that results in the purchaser holding 15% or more of our capital stock or an acquisition that results in the purchaser holding a majority of our capital stock, requiring consequently the approval of the National State (the holder of our Class A shares) for such decisions.

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

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs.

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

Under Argentine law, shareholder rights may be different from other jurisdictions.

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

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs.

Repsol owns ADSs representing approximately 11.86% of our capital stock (See “Item 7. Major Shareholders and Related Party Transactions”). Sales of a substantial number of Class D shares or ADSs by Repsol or any other present or future significant shareholder, could decrease the trading price of our Class D shares and the ADSs.

You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs.

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

You may be unable to exercise voting rights with respect to the Class D shares underlying your ADSs at our shareholders’ meetings.

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

Shareholders outside of Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our Class D shares or the ADSs.

We are an Argentine company and any future payments of dividends on our Class D shares will be denominated in pesos. The peso has historically and recently fluctuated significantly against many major world currencies, including the U.S. dollar. A depreciation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and the ADSs as measured in U.S. dollars.

ITEM 4. Information on the Company

History and Development of YPF

Overview

YPF is a corporation (sociedad anónima), incorporated under the laws of Argentina for an unlimited term. Our address is Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is (011-54-11) 5441-2000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF.”

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2013, we had consolidated revenues of Ps.90,113 million (U.S.$13,825 million) and consolidated net income of Ps.5,079 million (U.S.$779 million). Due to decreased export volumes, the portion of our revenues derived from exports has decreased steadily in recent years. Exports accounted for 13.3%, 11.5% and 14.2%, of our consolidated net sales revenues in 2013, 2012 and 2011, respectively.

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

In 1999, Repsol acquired control of YPF and remained in control until the passage of the Expropriation Law. Repsol is an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock (the “Petersen Transaction”). In addition, Repsol granted certain affiliates of Petersen Energía S.A. (“Petersen Energía”) an option to purchase up to an additional 10% of our outstanding capital stock, which was exercised in May 2011.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law,” “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings,” “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

In addition to the activities previously mentioned, on March 12, 2014, we acquired 100% of the stake of Apache Overseas lnc. and Apache International Finance II S.a.r.l. (together with their affiliates, “Apache”) in certain foreign companies that control Argentine companies that are the owners of assets located in Argentina, including 28 concessions (23 operated and 5 non-operated) in Neuquina Basin (in the provinces of Neuquén and Rio Negro), 7 concessions in Tierra del Fuego, and a significant conventional resource base. Pursuant to this transaction, YPF acquired control of all of the assets of the Apache Corporation in Argentina. The price paid for the transaction includes U.S.$786 million in cash plus the assumption of approximately U.S$31 million of bank debt relating to the companies acquired. The primary assets included in this transaction, located in the provinces of Neuquén, Tierra del Fuego and Río Negro, produce a total of approximately 46,800 boe/d, and have an important infrastructure of pipelines and facilities, employing around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation. YPF also entered into a transfer of assets agreement with Pluspetrol S.A. (“Pluspetrol”) whereby it transferred, in exchange for U.S.$217 million, a stake in certain assets related to those acquired from Apache located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation.

The financial data contained in this annual report as of December 31, 2013, 2012 and 2011 and for the years then ended has been derived from our Audited Consolidated Financial Statements included in this annual report. See Note 14 to the Audited Consolidated Financial Statements.

Upstream Operations

•	As of December 31, 2013, we held interests in more than 90 oil and gas fields in Argentina. According to the Argentine Secretariat of Energy, in 2013 these assets accounted for approximately 44% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 36% of its total natural gas production, including natural gas liquids, in 2013, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2013, of approximately 628 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,558 bcf of gas, representing aggregate reserves of approximately 1,083 mmboe as of such date, compared to approximately 590 mmbbl of oil, including condensates and natural gas liquids, and approximately 2,186 bcf of gas, representing aggregate reserves of approximately 979 mmboe as of December 31, 2012.

•	In 2013, we produced approximately 102 mmbbl of oil (approximately 279 mbbl/d), including condensates and natural gas liquids, and approximately 437 bcf of gas (approximately 1,197 mmcf/d), representing a total production of approximately 180 mmboe (approximately 493 mboe/d), compared to approximately 101 mmbbl of oil (275 mbbl/d), including condensates and natural gas liquids, and approximately 432 bcf of gas (1,179 mmcf/d) in 2012.

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d) (See additionally “—Downstream—Refining division.”) We also own a 50% equity interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2013 consisted of 1,542 YPF-branded service stations, of which we own 111 directly and through our 100% subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”), and we estimate we held approximately 34.1% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada industrial complex (“CIE”) and Plaza Huincul site. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this annual report.

In addition, see Note 11.c “—Investment Project Agreements” to the Audited Consolidated Financial Statements for a description of the transaction we entered into with Chevron.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2013.

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments, expenditures and divestitures.”

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Central and South America, based on 2012 production, according to the 2013 edition of the BP Statistical Review of World Energy, published in June 2013.

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

After declining during the economic crisis of 2001 and 2002, Argentina’s GDP grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis. In 2010 and 2011, Argentina’s GDP grew at an annual real rate of approximately 9.0%. In 2012 Argentina’s GDP experienced a slowdown, with GDP increasing at a rate of 1.9% on an annualized basis compared to the preceding year. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 3%. Driven by this economic expansion and stable domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). Argentine natural gas consumption grew at average annual rate of approximately 5.0% during the period 2003-2011, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel fuel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel fuel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel fuel amounted to approximately 1,349 mcm, while in 2013 its net imports of diesel fuel amounted to approximately 2,427 mcm, according to preliminary information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

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

On February 21, 2008, Petersen Energía (“PEISA”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. On May 3, 2011, PEISA exercised an option to acquire from Repsol YPF shares or ADSs representing 10.0% of our capital stock and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions,” for a detail of our current major shareholders.

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law.” As of the date of this annual report, the transfer of the shares subject expropriation between National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Item 7. Major Shareholders and Related Party Transactions.” Additionally, see “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the Agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Office , which provides for the Intervention of YPF for a period of thirty days (which was then extended to our next Shareholders meeting to be held on June 4, 2012 at which the composition of our Board of Directors was determined), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing the provision of fuel and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s by-laws on the Board and/or the President of the Company have been temporarily granted to the Intervenor. On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. At our general shareholders’ meeting, on June 4, 2012, our shareholders appointed the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company.”

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

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) the expectation related to the existence of large volumes of unconventional resources in Argentina according to estimations of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives have required and will continue to require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and raise debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products.

Business Organization

We currently conduct our business according to the following organization:

•	Upstream, which consists of our “Exploration and Production” segment;

•	Downstream, which consists of our “Refining and Marketing”, “Natural Gas Distribution and Electricity Generation” and “Chemicals” segments; and

•	Corporate and other, which consists of our “Corporate and Other” segment.

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

We have recently reorganized our reporting structure by grouping the “Chemical” and “Refining and Marketing” segments into a new “Downstream” segment. We made this change primarily because of the common strategy shared by the former “Chemical” and “Refining and Marketing” segments, in light of the synergies involved in their activities to maximize the volume and quality of fuel offered to the market. Accordingly, the Company has adjusted comparative information for the years 2012 and 2011 to reflect this reorganization.

The Downstream segment purchases crude oil from the Exploration and Production segment and from third parties. Downstream activities include crude oil refining and transportation, as well as the marketing and transportation of refined fuels, lubricants, LPG, natural gas, pretrochemical products and other refined petroleum products in the domestic wholesale and retail markets and the export markets.

In addition, our activities related to power generation, which are not material for us, which we have developed through our controlled company YPF Energía Electrica S.A., and our natural gas distribution activities, which we have developed through Metrogas S.A., are also included in Downstream activities.

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

Substantially all of our operations, properties and customers are located in Argentina. However, we carry out exploration activities in the United States, among other foreign jurisdictions, and hold an interest in a producing field in the United States and in two exploratory areas in Uruguay and Chile (see “—Exploration and Production—Principal properties—International properties”). Additionally, we market lubricants and specialties in Brazil and Chile and carry out some construction activities related to the oil and gas industry in Uruguay, Bolivia, Brazil and Peru, through our 100% owned company A-Evangelista S.A. and its subsidiaries.

The following table sets forth revenues and operating income for each of our lines of business for the years ended December 31, 2013, 2012 and 2011:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of pesos)
Revenues(1)
Exploration and production(2)
Revenues	3,851	1,135	269
Revenue from intersegment sales (3)	38,846	30,179	23,401

Total exploration and production	42,697	31,314	23,670

Downstream
Revenues	85,624	65,047	54.636
Revenue from intersegment sales	1,147	1,069	848

Total refining and marketing	86,771	66,116	55,484

Corporate and other
Revenues	638	992	1,306
Revenue from intersegment sales	2,285	1,243	651

Total Corporate and other	2,923	2,235	1,957

Less inter-segment sales and fees	(42,278)	(32,491)	(24,900)

Total revenues	90,113	67,174	56,211

Operating income (Loss)
Exploration and production	6,324	5,730	4,067
Downstream	6,721	4,095	5,466
Corporate and other	(1,522)	(2,492)	(1,714)
Consolidation adjustments	(363)	570	(631)

Total operating income	11,160	7,903	7,188

(1)	Revenues are net to us after payment of a fuel transfer tax and turnover tax. Custom duties on exports are included in Selling expenses. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining revenues. See “Item 4. Information on the Company-Exploration and Production-Oil and gas production, production prices and production costs” and Note 2 (f) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimates of Argentine market prices.

Exploration and Production Overview

Our project portfolio includes more than 1,400 projects to develop proved, probable and possible reserves, in addition to contingent and prospective resources related to future developments and exploration activity. Our business growth objectives, whereby we seek to maximize the productivity and profitability of our project portfolio, are based on the following key concepts: the rejuvenation of mature fields, an ongoing focus on gas development and the intensive development of unconventional reservoirs. See additionally “Item 3. Key Information—Risk Factors.”

The projects selected to be pursued and their schedules for completion are periodically determined by a portfolio optimization process, in accordance with our strategic guidelines.

Increased investments in Argentina have enabled us to maintain a high level of activity in projects that have contributed to significant increases in the production and value of our fields. In 2013, our oil production in Argentina increased by 2.19% and our gas production in Argentina increased by 1.45%, in each case compared to our production in 2012. Moreover, our oil and gas production in Argentina from areas we operated in December 2013 increased by 6.31% and 17.63%, respectively, compared to our production in December 2012. This increase reflects the intensive work we do in the fields which we operate both conventional and unconventional hydrocarbons.

Meeting the challenge of the mature oil and gas fields

Most of our oil and gas producing fields in Argentina are mature, which requires us to assume strong commitments to overcome their decline.

We have significantly increased our activity and resources in mature areas that present profitable opportunities for increases in the recovery factor by employing techniques including well infill and extension of secondary recovery and tertiary recovery testing. We are fully dedicated to identifying new opportunities in both infill potential and improved sweep efficiency in our mature fields. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams. Furthermore, we place a strong emphasis on surveillance and conformance activities to improve current mature water injection projects. Tertiary recovery is being pursued with polymer and surfactant flooding in mature reservoirs in both the Golfo de San Jorge and Neuquén basins.

Continuous comprehensive technical reviews of our oil and gas fields allow us to identify opportunities to rejuvenate mature fields and optimize new field developments in Argentine basins in order to achieve similar recovery factors that mature fields in other regions of the world have already reached with the application of new technologies.

We have managed, through the extension of most of our concessions with relatively favorable terms and conditions, to continue with the development of strategic waterflooding and improved oil recovery projects, improving our perspectives of production and reserves.

Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. See additionally “Item 3. Key Information—Risk Factors.”

In addition, we recently finalized certain agreement related to the acquisition of properties that are part of our core business:

•	On January 31, 2014, we acquired Petrobras Argentina S.A.’s 38.45% participation in the concession contract UTE Puesto Hernández executed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027. YPF will own 100% of the participation in the Puesto Hernández area, becoming the operator of the concession. Puesto Hernández currently produces over 10,000 barrels a day of light crude oil (Medanito quality). The transaction was completed for the amount of U.S.$40.7 million. By becoming the operator of the Area, we expect we will be able to accelerate our investment plans to optimize the Area’s production potential until 2027.

•	On March 12, 2014, we acquired 100% of the stake of Apache Overseas lnc. and Apache International Finance II S.a.r.l. (together with their affiliates, “Apache”) in certain foreign companies that control Argentine companies that are the owners of assets located in Argentina, including 28 concessions (23 operated and 5 non-operated) in Neuquina Basin (in the provinces of Neuquén and Rio Negro), 7 concessions in Tierra del Fuego, and a significant conventional resource base. Pursuant to this transaction, YPF acquired control of all of the assets of the Apache Corporation in Argentina. The price paid for the transaction includes U.S.$ 786 million in cash plus the assumption of approximately U.S$31 million of bank debt relating to the companies acquired. The primary assets included in this transaction, located in the provinces of Neuquén, Tierra del Fuego and Río Negro, produce a total of approximately 46,800 boe/d, and have an important infrastructure of pipelines and facilities, employing around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

YPF also entered into a transfer of assets agreement with Pluspetrol S.A. (“Pluspetrol”) whereby it transferred, in exchange for U.S.$217 million, a stake in certain assets related to those acquired from Apache located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. At March 12, 2014 YPF has made the payment of the transaction giving terminating the operation.

•	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract “Segment 5 Loma La Lata—Sierra Barrosa” (known as the “Lajas” formation) signed by YPF and Potasio Rio Coloroado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession, which expires in 2027. Exploitation of the Area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the area. As a result of the termination of the joint operation contract, YPF will own 100% interest in the Area. The consideration for the transaction was U.S.$ 25 million.

Staying the Path of Unconventional Resources

We have committed significant technical resources and experience to tap the potential of our unconventional hydrocarbon assets. Through the more than 100 unconventional wells drilled this year (most of which were drilled in Loma Campana concession, which we jointly control with Chevron as detailed below), we clearly showed leadership in this area and expressed our commitment to the objective of growing our production and reserves through the development of unconventional resources.

During 2013, we launched the first shale oil cluster development in Loma Campana field, in association with Chevron, and the first shale gas pilot program in El Orejano field, in association with Dow Chemical, while continuing to delineate the potential of the Vaca Muerta formation in the Neuquina Basin. The map below describes each of these projects.

Vaca Muerta Formation

(1) “Loma Campana”: On July 16, 2013, YPF and Chevron signed an investment project agreement with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The agreement contemplated an outlay of U.S.$1,240 million by Chevron for a first phase of work to develop about 20 km2 (“pilot project”) (4942 acres) of the 395 km2 (97.607 acres) corresponding to the area dedicated to the project. This first pilot project includes the drilling of more than 100 wells. Together with what has already been invested by YPF in the area, this new investment will result in a total investment of 1500 million dollars in the pilot project. In a second stage, after completion of the pilot project, both companies expect to continue with the development of the area, sharing investments 50% each. For additional information see “Note 11.c –Investment Project Agreements” to the Audited Consolidated Financial Statements.

(2) “El Orejano” Area: On September 23, 2013, YPF and Dow Europe Holding B.V. and PBB Polisur SA signed an agreement that includes a disbursement by both parties up to U.S.$188 million dollars that will be directed towards the joint development of an unconventional gas pilot project in the province of Neuquén. Of the U.S.$188 million to be disbursed, Dow will provide up to U.S.$120 million through a convertible financing in their participation in the project. The agreement contemplates a first phase of work during which 16 wells will be drilled.

The agreements with Chevron and Dow Chemical constitute significant steps towards the development of our vast unconventional resources, but the corresponding areas still represent only a fraction of our unconventional acreage.

The development of unconventional resources in the Vaca Muerta formation will demand a significant capital investment. As we rapidly progress on our learning curve, we expect to continue yielding substantial savings due to economies of scale and increasing well productivity through better subsurface understanding of this resource play.

Nevertheless, the financial viability of these investments and reserve recovery efforts will depend on the prevailing economic and regulatory conditions, as well as the market prices of hydrocarbons in Argentina. See additionally “Item 3. Key Information—Risk Factors.”

Main properties

Our production is concentrated in Argentina and our domestic operations are subject to numerous risks (See “Item 3. Key Information—Risk Factors.”).

The following table sets forth information with regard to our developed and undeveloped acreage by geographic area as of December 31, 2013:

	As of December 31, 2013
	Developed(1)		Undeveloped(2)
	Gross(3)	Net(4)	Gross(3)	Net(4)
	(thousands of acres)
South America	1,508	1,002	53,960	33,155
Argentina	1,508	1,002	44,967	25,743
Rest of South America(5)	—	—	8,993	7,412
North America(6)	17	2.6	138	74.8

Total	1,525	1,004.6	54,098	33,229.80

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which we own a working interest.
(4)	“Net” acreage equals gross acreage after deducting third party interests.
(5)	Relates to Uruguay, Colombia, Paraguay, and Chile. In the case of Paraguay, YPF non-developed surface totaled of 3,825 thousand acres as of December 31, 2013, and is connected to an exploration permit granted to YPF through Resolution 1703 of the Ministry of Public Works and Communications of Paraguay. The permit expired on September 16, 2012 and a request for a 1 year extension was presented before the Ministry of Public Works and Communications. As of the date of this annual report, the extension request is pending. In the case of Uruguay, YPF’s undeveloped acreage includes mining areas and a permit for exploratory drilling. This permit relates to an area of 2,397 thousand acres and was awarded entirely to YPF in March 2012. Related to Colombia, YPF has requested approval from the application authority (“ANH”), for the farm-out of its total working interest in COR 12 and COR 33 blocks. YPF and its partners informed ANH the decision to relinquish COR 14 block.
(6)	Relates only to the United States’ Gulf of Mexico.

As of December 31, 2013, none of our exploratory undeveloped acreage was subject to exploration permits that will expire in 2014 in accordance with Law 17,319. However, as a result of the expiration in 2014 of the first, second or third exploration terms of certain of our exploration permits, we would be required to relinquish a fixed portion of the acreage related to each such expiring permit, as set forth in Law 17,319, as long as exploitable quantities of oil or gas are not discovered in such areas (in which case we may seek to obtain a declaration of their commercial viability from the relevant authorities, and the related areas would then be subject to exploitation concessions). If no such discoveries are made in 2014, we would be required to relinquish approximately 12 thousand square kilometers of exploratory undeveloped acreage (approximately 16% of our 78 thousand square kilometers of net exploratory undeveloped acreage as of December 31, 2013) during 2014. We are entitled to decide, according to our best interest, which portions of each of the exploration permits to keep, within the required relinquishment percentage. Therefore, the areas to be relinquished consist usually of acreage where drilling has not been successful and that are considered non-core lease acreage.

Except as described above, we do not have any material undeveloped acreage related to our production concessions expiring in the near term.

Argentine Exploration Permits and Exploitation Concessions

Argentina is the second largest gas and fourth largest oil producing nation in Central and South America according to the 2013 edition of the BP Statistical Review of World Energy, published in June 2013. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of the date of this annual report, a total of 24 sedimentary basins were re-evaluated in the country, in line with the Plan

Exploratorio Argentina (the “Argentine Exploratory Plan”). The total surface of the continent represents approximately 408 million acres and the total offshore surface includes 194 million acres on the South Atlantic shelf within the 200 meter-deep line. Of the total 602 million acres of the sedimentary basins, a significant part still needs to be evaluated through exploratory and study drilling.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2013:

	Wells(1)(2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Onshore	11,836	10,917	902	617
Neuquina	3,928	3,341	759	541
Golfo San Jorge	6,949	6,811	45	43
Cuyana	816	720	—	—
Noroeste	19	7	47	18
Austral	124	37	51	15
Offshore	—	—	19	10

Total	11,836	10,917	921	627

(1)	In addition to productive oil and gas wells located in Argentina, we have interests in oil wells located in the United States (7 gross wells and approximately 1 net well, as of December 31, 2013).
(2)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers. Gross and net wells include one oil well and three gas wells with multiple completions.

As of December 31, 2013, we held 142 exploration permits and production concessions in Argentina. We directly operate 100 of them, including 42 exploration permits and 58 production concessions.

•	Exploration permits. As of December 31, 2013, we held 52 exploration permits in Argentina, 48 of which were onshore exploration permits and 4 of which were offshore exploration permits. We had 100% ownership of three onshore permits, and our participating interests in the remainder varied between 45% and 90%. We had 100% ownership of one offshore permit, and our participating interests in the remainder varied between 30% and 35%.

•	Production concessions. As of December 31, 2013, we had 90 production concessions in Argentina. We had a 100% ownership interest in 50 production concessions, and our participating interests in the remaining 40 production concessions varied between 12.2% and 98%.

In addition, we have 23 crude oil treatment plants and 5 pumping plants where oil is processed and stored; the purpose of these plants is to receive and treat oil from different fields prior to shipment to our refineries and/or commercialization to third parties, as applicable. See “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business— Our business depends to a significant extent on our production and refining facilities and logistics network.”

The table below provides certain information with respect to our net working interests in our principal oil and gas fields in Argentina at December 31, 2013, most of which are mature:

		Production 2013		Proved Reserves as of December 31, 2013
Areas (1)	Interest %	Oil (2) (mmbbl)	Gas (mmcf)	Oil (2) (mmbbl)	Gas (mmcf)	BOE (mmboe)	Basin /Location	Development Stage of the area
Loma La Lata Central	100%	7,520	95,907	40,909	732,405	171,347	Neuquina	Mature Field
Magallanes (3)	88%	884	14,165	16,462	298,732	69,664	Austral	Mature Field
Los Perales	100%	5,625	12,730	56,071	64,483	67,555	Golfo San Jorge	Mature Field
Aguada Toledo - Sierra Barrosa	100%	2,218	30,716	14,000	220,502	53,270	Neuquina	Mature Field
Seco León	100%	4,244	4,185	43,976	22,544	47,991	Golfo San Jorge	Mature Field
El Portón	100%	2,710	24,546	17,183	132,908	40,853	Neuquina	Mature Field
Chihuido Sierra Negra	100%	5,160	1,437	33,780	8,751	35,339	Neuquina	Mature Field
San Roque	34%	2,118	29,433	8,812	130,601	32,071	Neuquina	Mature Field
Barranca Baya	100%	4,862	1,020	30,043	5,528	31,027	Golfo San Jorge	Mature Field
Manantiales Behr	100%	6,911	5,029	27,055	15,247	29,770	Golfo San Jorge	Mature Field
Puesto Hernández (4)	89%	2,384	0	26,792	0	26,792	Neuquina	Mature Field
Acambuco	23%	274	11,421	1,997	124,403	24,152	Noroeste	Mature Field
Loma La Lata Norte (5)	75%	3,558	13,618	9,686	72,692	22,632	Neuquina	Mature/New Field
Vizcacheras	100%	3,056	300	21,428	2,398	21,855	Cuyana	Mature Field
Chihuido La Salina	100%	3,890	29,952	10,684	62,089	21,742	Neuquina	Mature Field
Lomas del Cuy	100%	2,477	1,351	19,133	9,077	20,749	Golfo San Jorge	Mature Field
El Trébol	100%	2,086	467	19,606	2,788	20,102	Golfo San Jorge	Mature Field
Rincón del Mangrullo	100%	4	296	5,795	73,960	18,967	Neuquina	New Field
CNQ 7A	50%	4,591	1,408	17,423	682	17,544	Neuquina	Mature Field
La Ventana Central (6)	91%	1,339	174	16,669	2,544	17,122	Cuyana	Mature Field
Tierra del Fuego	30%	587	11,709	3,133	76,916	16,831	Austral	Mature Field
Aguada Pichana	27%	1,509	26,952	4,263	70,380	16,798	Neuquina	Mature Field
Desfiladero Bayo	100%	2,537	187	16,572	1,127	16,773	Neuquina	Mature Field
Aguaragüe	53%	282	7,552	2,467	79,703	16,661	Noroeste	Mature Field
Cañadón Yatel	100%	1,662	8,163	7,909	41,272	15,259	Golfo San Jorge	Mature Field

(1)	Exploitation areas.
(2)	Includes Condensate and Natural Gas Liquids.
(3)	Working Interest is 50% until 2016, and 100% from 2017 until the expiration of the concession.
(4)	As of December 31, 2013, working interest is 62% until 2016, and 100% from 2017 until the expiration of the concession. See additionally “—Meeting the challenge of the mature oil and gas fields.”
(5)	Working Interest is 100% in the Sierras Blancas Formation (Mature Field) and 50% in the Vaca Muerta and Quintuco Formations (New Field).
(6)	Working Interest is 69.6% for crude oil and 60% for gas liquids and gas until 2016, and 100% from 2017 until the expiration of the concession.

Approximately 84% of our proved oil reserves in Argentina are concentrated in the Neuquina (44%) and Golfo San Jorge (40%) basins, and approximately 92% of our proved gas reserves in Argentina are concentrated in the Neuquina (66%), Austral (15%) and Noroeste (11%) basins.

Joint ventures and contractual arrangements in Argentina

As of December 31, 2013, we participated in 43 exploration and 25 production joint ventures and contractual arrangements (24 of which were not operated by us) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 12.2% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2013, see Note 6 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion in exploitation concessions and exploration permits, respectively.

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

Information on net proved reserves as of December 31, 2013, 2012 and 2011 was calculated in accordance with the SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as in effect as of each of the corresponding years (until 2016, in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2013, 2012 and 2011, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

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

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2013, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2013

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2013.

Proved Developed Reserves	Oil (1)	Natural Gas	Total (2)
	(mmbbl)	(bcf)	(mmboe)
Consolidated Entities
South America
Argentina	476	1,935	821
North America
United States	1	3	1
Total Consolidated Entities (6)	477	1,938	822
Equity-Accounted Entities (10)
South America
Argentina	—	—	—
North America
United States	—	—	—
Total Equity-Accounted Entities	—	—	—

Total Proved Developed Reserves (7)	477	1,938	822

Proved Undeveloped Reserves	Oil (1)	Natural Gas	Total (2)
	(mmbbl)	(bcf)	(mmboe)
Consolidated Entities
South America
Argentina	151	620	261
North America
United States	—	—	—
Total Consolidated Entities (8)	151	620	261
Equity-Accounted Entities (10)
South America
Argentina	—	—	—
North America
United States	—	—	—
Total Equity-Accounted Entities	—	—	—

Total Proved Undeveloped Reserves (9)	151	620	261

Total Proved Reserves (2)(3)	Oil (1)	Natural Gas	Total (2)
	(mmbbl)	(bcf)	(mmboe)
Consolidated Entities
Developed Reserves	477	1,938	822
Undeveloped Reserves	151	620	261
Total Consolidated Entities (4)	628	2,558	1,083
Equity-accounted entities (10)
Developed Reserves	—	—	—
Undeveloped Reserves	—	—	—
Total Equity-Accounted Entities	—	—	—

Total Proved Reserves (5)	628	2,558	1,083

*	Not material (less than 1)
(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to boe at 5.615 mcf per barrel.
(3)	Proved oil reserves of consolidated entities include an estimated approximately 93 mmbbl of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved reserves of natural gas of consolidated entities include an estimated approximately 285 bcf of natural gas in respect of such payments. Equity-accounted entities’ reserves in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	Includes natural gas liquids of 76, 70 and 74 as of December 31 2013, 2012 and 2011 for Consolidated Entities.
(5)	Includes natural gas liquids of 76, 70 and 74 as of December 31 2013, 2012 and 2011 for Consolidated and Equity-accounted Entities.
(6)	Includes natural gas liquids of 55, 56 and 58 as of December 31 2013, 2012 and 2011 for Consolidated Entities.
(7)	Includes natural gas liquids of 55, 56 and 58 as of December 31 2013, 2012 and 2011 for Consolidated and Equity-accounted Entities.
(8)	Includes natural gas liquids of 21, 13 and 14 as of December 31 2013, 2012 and 2011 for Consolidated Entities.
(9)	Includes natural gas liquids of 21, 13 and 14 as of December 31 2013, 2012 and 2011 for Consolidated and Equity-accounted Entities.
(10)	As of December 31, 2013 we have no Equity Accounted Entities with reserves. See Note 13 to the Audited Consolidated Financial Statements – Business Combination – YPF Energía Eléctrica S.A.

Changes in our estimated proved reserves during 2013

a)	Revisions of previous estimates

During 2013, the Company’s proved reserves were revised upwards by 106 million barrels (“mmbbl”) of crude oil, condensate, and natural gas liquids, and 564 billion cubic feet (“bcf”) of natural gas.

The main revisions to proved reserves have been due to the following:

•	The term of concession contracts was extended for several operated and non-operated fields located in Chubut Province. Because of this, approximately 43 mmbbl of proved oil reserves and 15 bcf of proved gas reserves were added in the Manantiales Behr, El Trebol, Escalante, Zona Central - Bella Vista, Cañadón Perdido, El Tordillo, La Tapera and Sarmiento fields.

•	In the Magallanes field, approximately 36 mmboe (9 mmbbl of oil and 150 bcf of gas) of proved developed reserves were added as a result of better than expected production and revised expected production until the expiration of the concession contract.

•	A total of 8 mmbbl of liquids and 84 bcf of gas proved developed reserves were added in Loma La Lata Central (southern part of Loma La Lata field), mainly because of new projects, revision of existing projects, and a higher than forecasted production performance.

•	In the Golfo San Jorge Basin, Los Perales and Seco León fields, 12 mmboe of proved developed reserves (10.6 mmbbl of oil and 8.2 bcf of gas) were added because of an improved production performance.

•	A total of 9 mmbbl of liquids and 122 bcf of gas proved reserves were added in the El Porton, Chihuido de la Salina, Chihuido de la Salina Sur and Filo Morado fields in relation with production response, workovers activity and project revision in accordance with updated field response.

•	In the Rincón del Mangrullo field approximately 6 mmbbl of liquids proved reserves, and 74 bcf of mainly proved undeveloped gas reserves were added because of additional drilling activity planned for 2014.

•	The Chihuido de la Sierra Negra field added approximately 7 mmbbl of oil and 3 bcf of gas proved developed reserves due to better than expected production performance.

•	Production rates did not behave as expected in the Aguada Pichana, Puesto Hernández, Aguada Toledo - Sierra Barrosa and Barrancas fields. Proved developed reserves were reduced 8.8 mmboe based on this new information.

•	New wells drilled during 2013 in several operated areas did not perform as expected. Because of this, proved reserves were reduced in 6 mmbbl of liquids and 4 bcf of gas mainly in the Barranca Baya, Loma La Lata Norte, Loma Campana, Cerro Fortunoso, and Vizcacheras fields.

b)	Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 61 mmboe of proved reserves (179 bcf of natural gas and 29 mmbbl of oil).

•	A total of approximately 27.5 mmboe of proved reserves were added as a result of wells drilled and scheduled to be drilled during 2014 in the Aguada Toledo - Sierra Barrosa Field. The main contributions came from the Lajas Tight Gas formation (15.9 mmboe), and the Lotena formation (7.9 mmboe).

•	Unconventional proved developed oil reserves for a total of 10.6 mmboe were added as a consequence of 57 new wells drilled in unproved reserve and resource areas of the Loma La Lata Norte (Loma La Lata fields), in the Vaca Muerta Formation.

•	In the Loma Campana Field, unconventional proved developed oil reserves for a total of 4.0 mmboe were added related to 22 new wells drilled in unproved reserves and resources areas.

•	In the Golfo San Jorge Basin, extensions drilled in the Seco León Field (25 new wells) allowed the addition of approximately 2.8 mmboe of proved reserves, mainly oil.

•	Also in the Golfo San Jorge Basin, 37 new extension wells drilled in the Barranca Baya Field added 2.6 mmboe of mainly oil reserves.

c)	Improved recovery

A total of approximately 11.5 mmboe of proved oil reserves have been added due to positive production response, new production and injection wells, and from workovers, performed as part of the improved recovery projects, including:

•	In the Neuquina Basin, Aguada Toledo - Sierra Barrosa field, approximately 6.3 mmboe of oil reserves were added as a result of new scheduled secondary recovery projects, extension projects, and new wells drilled in the area.

•	In the San Jorge Basin, Manantiales Behr and El Trebol fields, 3.4 mmboe of secondary recovery reserves were added as a result of recovery factor improvements based on new drilling and project optimization.

•	In the Neuquina Basin in Cerro Fortunoso field, proved undeveloped reserves were reduced by approximately 3.7 mmboe because of observed changes in the behavior of a secondary recovery pilot project.

d)	Sales and acquisitions

•	The acquisition of a 23% working interest in the Aguarague and San Antonio Sur Fields of the Noroeste Basin resulted in the addition of approximately 8.9 mmboe of proved reserves. YPF’s working interest in this field is currently 53%.

•	The execution of a contract for a joint venture project for the development and operation of the Loma Campana and Loma La Lata Norte (North of Loma La Lata) fields, resulted in an 8.8 mmboe reduction in proved reserves of Vaca Muerta and Quintuco formations. As part of this agreement, YPF’s working interest in these fields changed from 100% to 50%.

•	Approximately 6.5 mmboe were transferred to Consolidated Entities as a result of YPF Energía Eléctrica’s working interest in the Ramos Field. These rights were previously owned by Pluspetrol Energy and are thus disclosed under Equity-accounted Entities reserves.

Changes in our proved undeveloped reserves during 2013

YPF had estimated a volume of net proved undeveloped reserves of 261 mmboe at December 31, 2013, which represented approximately 24% of the 1083 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 203 mmboe as of December 31, 2012 (approximately 21% of the 979 mmboe total reported proved reserves as of such date).

The 28% total net increase in net proved undeveloped reserves in 2013 is mainly attributable to:

•	New project studies and extensions of gas and oil development projects, which added approximately 83 mmboe of proved undeveloped reserves. The main contributions came from the Aguada Toledo–Sierra Barrosa (Lajas Tight Gas and Lotena formations), Rincón del Mangrullo, Loma La Lata Central (Sierras Blancas formation), and Piedras Negras fields.

•	Successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 41 mmboe to proved developed reserves.

•	Negotiation of the extension of exploitation concessions in the province of Chubut (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government Exploration and Production) that resulted in an 8 mmboe addition of proved undeveloped reserves, mainly from scheduled proved undeveloped projects and which will not require additional investment.

•	New improved recovery projects, adding approximately 8 mmboe of proved undeveloped secondary recovery reserves.

YPF’s total capital expenditure to advance the development of reserves was approximately U.S.$3,631 million during 2013, of which U.S.$628 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2013 we estimate our proved undeveloped reserves related to gas wells and to primary and secondary oil recovery projects, which account for approximately 84% of our proved undeveloped reserves, will be developed within five years from their initial booking date.

Low pressure gas compression projects in Loma La Lata, which account for the remaining approximately 16% of our proved undeveloped reserves as of December 31, 2013, continue their scheduled development. We estimate that the first stage of these projects will be developed within five years from their initial booking. We estimate that the last compression stage, which accounts for approximately 6% of our proved undeveloped reserves as of December 31, 2013 (representing approximately 2% of our proved reserves as of such date), will be developed within approximately 7 years from its booking date according to expected compression needs based on current (and consequently expected) reservoir behavior.

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

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate ultimate recovery. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas to oil ratio behavior and water production are considered in estimating ultimate recovery.

In certain cases where the above methods could not be used, proved reserves are estimated by analogy to similar reservoirs where more complete data are available.

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF. This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Control Direction (RCD) is separate and independent from the Exploration and Production segment. RCD’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RCD are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the Financial Accounting Standards Board (FASB), and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RCD is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil, condensate, natural gas liquids, and natural gas. In addition, the RCD is also responsible for providing training to personnel involved in the reserves estimation and reporting process within YPF. The RCD is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RCD staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RCD are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Control Director, head of the RCD since January 2013, who is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. The current director has over 17 years of experience in geology and geophysics, reserves estimates, project development, finance and general accounting regulation. Over the past six years, he has been Regional Director responsible for the operation and development of YPF’s operated fields at Cuyana and North of Neuquina Basins, in western Argentina. He holds a degree in geology from Universidad Nacional de Tucumán, and postgraduate courses at IAE Universidad Austral. Consistent with our internal control system requirements, the Reserves Control Director’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RCD of changes in proved reserves submitted by the Exploration and Production business unit and associated with properties where technical, operational or commercial issues have arisen.

(d)	The Quality Reserve Coordinator (QRC), who is a professional assigned at each Exploration and Production business unit of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 10 years of practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimate and evaluation of reserves information, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our Internal Audit Team, which examines the effectiveness of YPF’s financial controls, designed to ensure the reliability of reporting and safeguarding of all the assets and examining YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three year cycle, and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to third party reserves audit, YPF’s proved reserves figures have to be within 7% or 10 mmboe of the third party reserves audit figures for YPF to declare that the volumes have been ratified by a third party reserves audit. In the event that the difference is greater than the tolerance, YPF will re-estimate its proved reserves to achieve this tolerance level or should disclose the third party figures.

In 2013, IHS Global Canada Inc. audited areas non operated and operated by YPF in the Neuquina, Golfo San Jorge and Cuyana basins and DeGolyer and MacNaughton audited non operated areas in the United States. These audits were performed as of September 30, 2013, with the exception of Manantiales Behr, Restinga Alí, Río Mayo, Sarmiento, and Zona Central-Bella Vista which was audited as of December 31, 2013. Audited fields as of September 30, 2013 contain in aggregate, according to our estimates, 281.2 mmboe proved reserves (102.2 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 25.5% of our proved reserves and 38.6% of our proved undeveloped reserves as of September 30, 2013. In addition, the Manantiales Behr, Restinga Alí, Río Mayo, Sarmiento, and Zona Central-Bella Vista Fields, which were audited as of December 31, 2013, contain in aggregate, according to our estimates, 37.6 mmboe proved reserves (3.9 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 3.5% of our proved reserves and 1.5% of our proved undeveloped reserves as of December 31, 2013. A copy of the related reserves audit reports are filed as Exhibits to this annual report.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2013. Estimates of our oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources different to proved reserves that are not included in this annual report, which contains estimates of proved reserves consistent with the SEC’s guidance; and (iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

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

Oil production (1)(2)	2013	2012	2011
	(mbbl/d)
Consolidated Entities
South America
Argentina	279	274	272
North America
United States	1	1	1

Total Consolidated Entities	280	275	273
Equity-Accounted Entities
South America
Argentina	1	1	1

Total Equity-Accounted Entities	1	1	1

Total Oil Production (3)	281	276	274

Natural gas production (2)	2013	2012	2011
	(mmcf/d)
Consolidated Entities
South America
Argentina	1,018	1,001	1,049
North America
United States	2	2	3

Total Consolidated Entities	1,020	1,003	1,052
Equity-Accounted Entities
South America
Argentina	14	26	38

Total Equity-Accounted Entities	14	26	38

Total Natural Gas Production (4)(5)	1,034	1,029	1,090

Oil equivalent production (2)(6)	2013	2012	2011
	(mboe/d)
Consolidated Entities
Oil	280	275	273
Natural gas	182	179	187
Equity-Accounted Entities
Oil	1	1	—
Natural gas	2	5	7

Total Oil Equivalent Production	465	459	467

*	Not material (less than 1)
(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Loma La Lata Central and Loma La Lata Norte (southern and northern parts of Loma La Lata Field) in Argentina contain approximately 18% of our total proved reserves expressed on an oil equivalent barrel basis. Oil production in these fields was 11, 15 and 15 mmbbl for the years ended December 31, 2013, 2012 and 2011 respectively. Natural gas production in the Loma La Lata field was 110, 159 and 182 bcf for the years ended December 31, 2013, 2012 and 2011 respectively.
(3)	Oil production for the years 2013, 2012 and 2011 includes an estimated approximately 15, 13 and 12 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities’ production of crude oil, condensate and natural gas liquids in respect of royalty payment which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Natural gas production for the years 2013, 2012 and 2011 includes an estimated approximately 47, 48 and 48 bcf, respectively, of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(5)	Does not include volumes consumed or flared in operation and inventory changes (whereas sale volumes shown in the reserves table included in “Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves” include such amounts).
(6)	Volumes of natural gas been converted to an oil equivalent basis at 5.615 mcf per barrel.

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

The following table sets forth the average production costs and average sales price by geographic area for 2013, 2012, and 2011:

Production costs and sales price	Total	Argentina	United States
	(Ps./boe)
Year ended December 31, 2013
Lifting costs	88.02	88.02	88.52
Local taxes and similar payments(1)	5.55	5.58	—
Transportation and other costs	19.89	19.88	21.96

Average production costs	113.46	113.48	110.48

Average oil sales price	393.62	392.77	541.74
Average natural gas sales price	72.39	72.37	108.12
Year ended December 31, 2012
Lifting costs	66.22	65.89	65.09
Local taxes and similar payments(1)	3.24	3.26	—
Transportation and other costs	19.50	19.51	17.54

Average production costs	88.97	88.66	82.63

Average oil sales price	288.71	317.11	466.75
Average natural gas sales price	54.78	60.33	92.12
Year ended December 31, 2011
Lifting costs	48.24	48.24	48.93
Local taxes and similar payments(1)	2.03	2.04	—
Transportation and other costs	15.25	15.23	18.07

Average production costs	65.52	65.51	67

Average oil sales price	245.86	244.69	412.19
Average natural gas sales price	55.24	55.21	111.74

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps.32.77 per boe, Ps.25.10 per boe and Ps.19.50 per boe per boe for the years ended December 31, 2013, 2012 and 2011, respectively.

Drilling activity in Argentina

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina(1)	For the Year Ended December 31,
	2013	2012	2011
Gross wells drilled(2)
Exploratory
Productive	38	33	18
Oil	30	27	17
Gas	8	6	1
Dry	3	5	4

Total	41	38	22

Development
Productive	728	468	553
Oil	664	455	529
Gas	64	13	24
Dry	2	2	8

Total	730	470	561

Net wells drilled(3)
Exploratory
Productive	29	24	15
Oil	25	21	14
Gas	4	3	1
Dry	3	4	2

Total	32	28	17

Development
Productive	679	441	494
Oil	624	430	485
Gas	55	11	9
Dry	2	1	8

Total	681	442	502

(1)	“Gross” wells include all wells in which we have an interest. In addition to wells drilled in Argentina, we participated in the drilling of the following “gross” wells in North America: one exploratory well which was abandoned due to technical reasons in 2011; and nine development wells during the last four years, seven of which were productive. In 2012, we completed a side-track of an off-shore development well not in production for technical reasons and a successful workover of an off-shore development well.

(2)	“Gross” wells include all wells in which we have an interest.
(3)	“Net” wells equals gross wells after deducting third-party interests. In addition to wells drilled in Argentina, “net” wells drilled in North America round to one well.

Exploration & Production Activity in Argentina

During 2013, our main exploratory and development activities in Argentina have had the following principal focus:

1.	Operated Areas - Exploratory Activities

During 2013, our main exploratory activities in Argentina were principally focused on:

1.1.    Onshore:

•	Unconventional oil and gas:

We continued with the regional exploration of the Vaca Muerta formation, oriented towards the characterization of productivity of the shale oil, wet gas and dry gas in different areas of the basin.

•	Shale oil:

Neuquina Basin. Exploration continued along the shale oil strip, in an attempt to define intermediate control points of productivity, all while complying with the contractual commitments of the exploratory JOAs (“Joint Operation Agreements”) of the 2nd and 3rd bidding rounds in the province of Neuquén.

Positive results were obtained in La Amarga Chica.x-4, La Caverna.x-4 and La Caverna.e-6 (Bandurria block) and Meseta Buena Esperanza.x-2002 (operated by Apache Corporation) wells. These results, together with the positive results of the Narambuena.x-8, San Roque.xp-1008 and San Roque.xp-1010 (operated by Total S.A.) wells confirmed the productivity of the Vaca Muerta formation at various points of the basin.

Golfo San Jorge Basin. During 2013, the El Trebol xp-914 well was drilled to initiate exploration of the Neocomian play, the most western area of the Golfo San Jorge basin. The exploration of the Neocomian play is expected to be completed during 2014.

•	Shale gas:

Neuquina Basin. During 2013, we continued with the regional definition in the shale gas strip area. Positive results were obtained in the following wells: Cerro Arena.x-5, Las Tacanas.x-1, Pampa de las Yeguas I.x-1 (operated by us) and Aguada Pichana.e-1007, Pampa de las Yeguas II.x-1 (operated by Total S.A.). Data integration is in progress to define sweet spot distribution.

•	Tight gas:

Neuquina Basin. Exploration of the Basin Center Gas System play started with the Lajas Este.x-1 well and is expected to yield results in the first half of 2014.

•	Conventional oil and gas:

•	Productive basins

Chachahuén Block: The evaluation of this block’s potential is ongoing. In 2013, 5 wells were drilled targeting reservoirs related to the Neuquen and Malargue groups (a unit that consists of more than one formation). Additionally, the Chachahuén Sur.xp-44 well was drilled, with positive results in the Rayoso and Mulichinco formations.

Based on the results obtained since 2011, the Chachahuen Sur Exploitation block was defined, and was approved by the authorities of the Province of Mendoza in late 2013. We have designed a development plan for this block.

Llancanello R Block: The exploration of this heavy oil field in the south of the Llancanelo block started with drilling three study wells (targeting reservoirs related to the Neuquen group), where positive results were achieved.

Puesto Cortadera Block: Two exploration wells targeting gas reservoirs related to the Rayoso, Los Molles and Precuyano formations, were drilled. Positive results were achieved in the Los Molles formation and negative results were achieved in the Rayoso and Precuyano formations.

Other blocks in the Neuquina Basin: Additionally, during 2013 four exploratory wells were drilled with positive results:

•	Cerro Hamaca, La Ollada.x-1 positive in Rayoso formation (oil)

•	EL Manzano, Mirador del Valle.x-1 positive in Neuquen group (oil)

•	Loma de la Mina, Los Pajaritos.x-1 positive in Huitrin formation (oil)

•	Octógono Fiscal, Campamento.xp-491 positive in Los Molles formation (oil)

Golfo San Jorge basin: We restarted exploration activity targeting conventional oil and gas reservoirs in the Golfo San Jorge basin by drilling the nine wells described below:

•	Chubut province: In the Restinga Ali and Manantiales Behr blocks, 5 exploratory wells were drilled to evaluate gas from the Salamanca formation. As of December 31, 2013, positive results were achieved in the Grimbeek Este.x-2 well, while the remaining wells were pending completion.

•	Santa Cruz province: In the C° Piedra-C°Guadal Norte, Barranca Yankowsky and Los Monos blocks, four exploratory wells were drilled to evaluate oil and gas from the Bajo Barreal and Castillo formations, with the following results:

•	Estancia Zabala.x-5 (C° Piedra-C°Guadal Norte block) positive,

•	Barranca Yankowsky Oeste.x-3 negative,

•	Puesto Osorio.x-2 (Los Monos) and C° Piedra Oriental.x-1 (C° Piedra-C° Guadal Norte) were pending completion as of December 31, 2013.

•	Shallow gas workovers: In order to investigate several conventional shallow gas reservoirs, fifteen workovers were conducted (12 in the Golfo San Jorge basin and 3 in the Neuquina basin). The encouraging results obtained from these workovers allowed us to define development plans for some of the corresponding shallow gas reservoirs.

•	Bordering areas:

Los Tordillos Oeste Block: Starting with the analysis of the 3D seismic data obtained during the last quarter of 2010, the location of two exploratory wells was established in the Los Tordillos Oeste block, (located in the province of Mendoza), in association with Sinopec Argentina (formerly Occidental Exploration and Production Inc.), with YPF and Sinopec Argentina each holding a 50% working interest in the project. During 2013, the environmental resolution authorizing the drilling of both wells was obtained. The wells are expected to be drilled during 2014.

Gan Gan (CCA-1) block: In early 2013, Wintershall Energía (holder of a 25% working interest in the project) informed us (as holder of a 75% working interest in, and operator of, the project) that Wintershall Energia intended to withdraw from the JV. We informed the Chubut province authorities of our intention to proceed with activities in the second exploratory period. The main goal is to define the remaining potential by finishing field studies and modeling.

CGSJ V/A block: We (as holder of a 75% working interest in the project) and Wintershall Energía (as holder of a 25% working interest in the project) informed the Chubut province authorities of our decision to relinquish the block due the lack of exploration potential.

Bolsón del Oeste block: Inside the Bolsón del Oeste block (in the province of La Rioja), entirely operated by us, the Guandacol es-1 well was drilled in order to evaluate the sediment column from the Tertiary and Paleozoic ages. Although the well was drilled to a final depth of 3700 meters, the well’s objective could not be achieved. We decided not to continue with the third exploratory period and, as a result, the block was relinquished to the province.

1.2. Offshore:

•	Shallow Waters. The evaluation of the E2 block continues (currently operated by ENAP Sipetrol, with a working interest of 33%, and in which we and Energía Argentina S.A. (“ENARSA”) each also hold a 33% working interest), in search of new exploration opportunities. We, along with our partners, are currently conducting the regional studies necessary to support new exploration opportunities. Also, YPF is evaluating the remaining area of the Austral basin.

•	Deep Waters. We are currently participating in three blocks:

•	CAA-46. The last exploration period in respect of this block expired in April 2013. We are evaluating alternatives to propose to Secretaria de Energía (“SEN”) to continue exploring the area.

•	E-1. We hold a 35% working interest in this Colorado basin block, while ENARSA, Petrobras Argentina and Petrouruguay have 35%, 25% and 5% working interests, respectively. To complete the evaluation of the block a new 2D seismic survey was scheduled for 2014.

•	E3. We hold a 30% working interest in this Colorado basin block, while ENARSA and Petrobras Argentina each holds a 35% working interest. During 2013, geological and geophysical studies were carried out in order to define the location of a 2D seismic survey. The seismic acquisition is expected to be conducted in 2014.

2.	Operated Areas - Development activities

During 2013 our main development activities in Argentina were principally focused on:

2.1. Neuquén - Río Negro:

During 2013, our development activities were focused on gas development in addition to oil development, including a massive development plan for tight sand gas from the Lajas formation.

In the Octógono field, an oil development project on basement formation was executed by drilling 14 exploitation wells. Although the Octógono field is the oldest field in the Neuquina basin, this oil development project increased the oil production of the field over 10 times compared to the field’s production before the implementation of the project, to 270 m3/d of oil.

As part of our strategy to maximize oil production, we continued working on secondary recovery efforts for the Aguada Toledo – Sierra Barrosa field, with the addition of 39 wells and 3 water injectors. Additionally, we built new facilities and renovated old ones in order to increase the injection and product evacuation capacity of the Aguada Toledo – Sierra Barrosa field. By the end of 2014, we expect to double the daily volume of water injection. Finally, there have been advancements with respect to Aguada Toledo – Sierra Barrosa field in the plan for the development of tight gas from the Lajas formation. As of December 31, 2013, 17 wells were put into production with 9 additional wells pending completion. The advancements in the plan for development of tight gas from the Lajas formation resulted in over 2 Mm3/d of natural gas production in December 2013.

Neuquen YPF Concession

1 AGUADA DE CASTRO; 2 AGUADA PICHANA;3 APON I (LA BANDA I); 4 APON II (LA BANDA II); 5 BAJADA DE AÑELO; 6 BAJO DEL TORO; 7 BANDURRIA; 8 BUTA RANQUIL I; 9 BUTA RANQUIL II; 10 CERRO ARENA; 11 CERRO AVISPA; 12 CERRO BANDERA; 13 CERRO HAMACA; 14 CERRO LAS MINAS; 15 CERRO PARTIDO; 16 CHAPUA ESTE; 17 CHASQUIVIL;18 CHIHUIDO DE LA SALINA SUR; 19 CHIHUIDO DE LA SIERRA NEGRA; 20 CORRALERA; 21 DON RUIZ; 22 EL OREJANO; 23 EL PORTON; 24 FILO MORADO; 25 LA AMARGA CHICA; 26 LA RIBERA I; 27LA RIBERA II; 28 LAS MANADAS (CALANDRIA MORA): 29 LAS TACANAS; 30 LINDERO ATRAVESADO; 31 LOMA AMARILLA; 32 LOMA CAMPANA; 33 LOMA DEL MOJON; 34 LOMA DEL MOLLE; 35 LOMA LA LATA - SIERRA BARROSA; 36 LOS CANDELEROS; 37 MATA MORA; 38 MESETA BUENA ESPERANZA; 39 OCTOGONO; 40 PAMPA DE LAS YEGUAS I; 41 PAMPA DE LAS YEGUAS II; 42 PASO DE LAS BARDAS NORTE; 43 PORTEZUELO MINAS; 44 PUESTO CORTADERA (PIEDRA CHENQUE); 45 PUESTO HERNANDEZ; 46 RINCON DEL MANGRULLO; 47 RIO BARRANCAS; 48 SALINAS DEL HUITRIN; 49 SAN ROQUE; 50 SANTO DOMINGO I; 51 SANTO DOMINGO II; 52 SEÑAL CERRO BAYO; 53 SEÑAL PICADA - PUNTA BARDA; 54 VOLCAN AUCA MAHUIDA.

The Lajas tight gas project was originally a joint venture (referred to herein by its Spanish-language acronym as a “UTE”) between us and Potasio Rio Colorado. Potasio Rio Colorado subsequently announced its withdrawal from the UTE, which triggered our right to continue the project at our own risk. See “Item 4. Information on the Company— Exploration and Production Overview— Meeting the challenge of the mature oil and gas fields.” In order to continue with analysis of the power of tight gas from the Lajas formation in other areas, wells were drilled in the El Triángulo and El Cordón fields during 2013. We are in process of evaluating the productivity of these fields.

In the Loma de la Lata field, which is our largest gas producing field, we have made improvements to our facilities to continue with the low pressure operation project. In addition, compression at the Loma de la Lata field was increased by adding 138 new compressors. Moreover, a plunger lift installation program was implemented to improve the field’s production. During 2013, infill wells were drilled and completed according to expected results, continuing with the development of the Sierras Blancas formation. Additionally, in order to continue with the development of other productive formations of the field, a well to the Lotena formation was drilled and is pending completion.

During 2013, the activities related to enhanced oil recovery projects continued in the Chihuido de la Sierra Negra field. An integrated reservoir study and laboratory test were completed during 2013 and a single well chemical tracer test is scheduled to be performed during first quarter 2014. This test will be defined by one workover and the drilling of eight wells (four producers and four injectors). Also, we plan to evaluate new opportunities in this field by drilling three appraisal wells to the west of the main field along with a workover plan to the west and to deeper horizons.

Continuing with the appraisal of the Centenario formation in the Volcan Auca Mahuida field, three new wells were completed during 2013, with an average oil production of 270 bpd per well. In 2014, we expect that eight new wells will be drilled and seven workover operations will be undertaken.

The discovery of the Cerro Hamaca Noroeste field in late 2012 resulted in a drilling campaign of four appraisal wells and two exploitation wells during the second half of 2013. The new field is located in the Cerro Hamaca block and is operated by us, with a 100% working interest in the project. Monthly oil production of the block increased by 47%, up to 786 bopd in January 2014 compared to September 2013. Nine new exploitation wells have been planned for 2014. Water injection is scheduled to begin in 2015.

In Piedras Negras, a gas field located in the province of Neuquén, we drilled one new well in order to supply gas to the existing power station located in Señal Picada. In addition, a new power station is scheduled to be installed in Piedras Negras during the first quarter of 2014. This new plant would enable us to supply Señal Picada and Punta Barda fields with electricity, without having to purchase power on the open market. During 2014, we plan to continue our efforts to delineate the gas accumulation in the Piedras Negras field.

Rio Negro YPF Concession

During 2013, we continued with the optimization of existing waterflooding projects in the Señal Picada field, located in the province of Río Negro. Sixteen new wells were drilled and workovers in existing wells were also performed. We also increased water injection in the Señal Picada field by renovating certain of our facilities. We also started an infill project in the Punta Barda field with nine wells drilled and eleven workovers in 2013. This project resulted in a 28% increase in monthly oil production in December 2013 compared to September 2013.

2.2. Mendoza Norte:

During 2013, we worked to improve the waterflooding project in the Barrancas area of the Conglomerado Rojo Inferior formation by drilling nine new wells (6 producers and 3 injectors), reconditioning 17 existing wells, undertaking 17 workovers and launching a nano spheres injection pilot project. The nano spheres injection technique consists of injecting polyacrylamide in order to improve the area of sweep toward the producing wells, thereby increasing the oil recovery factor.

In the Vizcacheras field, 20 new development wells were drilled targeting the Papagayos and Barrancas formations. The workover activity (18 wells) was focused on primary recovery from the Papagayos formation.

In the Llancanelo field, three wells were drilled, which facilitated our collection of updated production information, and enabled us to evaluate and analyze the field’s production based on updated static and dynamic models.

In the Valle de Rio Grande field, three wells were drilled and five workovers were performed, principally targeting the Vaca Muerta formation.

Mendoza Norte YPF Concession

2.3. Mendoza Sur:

During 2013, we drilled one well and two workovers were performed in the lower Troncoso member of the Huitrin formation in the Chihuido de la Salina South field, while one horizontal well was drilled in the Chihuido de la Salina South Central field.

In the Filo Morado oil field, workover activities were focused on four repairs. Additionally, an advanced well was drilled to investigate the potential of the Vaca Muerta and Agrio fractured reservoirs.

In the Ruca Carmelo field, two development wells were drilled in the Troncoso formation of the Rincon de Correa field. Additionally, we gathered data to evaluate the potential for oil in the Mulichinco formation.

In the Porton field, 11 workovers were completed, incorporating the production of the lower Troncoso formation and expanding productivity by means of new pricks and stimulation of horizontal wells using coil tubing equipment.

In the Desfiladero Bayo field, three infill wells were drilled in the Rayoso, Troncoso bottom and Agrio formations to keep the field in compliance with the level of injection required by our plan of development. In addition, 36 workovers were completed to that end.

Twenty six new development wells were drilled in the Chachahuen South field in the Rayoso formation, and three advanced wells were drilled with positive results in the North and East portions of the field.

We continued with the development of the North block in the Cañadon Amarillo field, with two new wells drilled, and conducted twelve workovers.

Mendoza Sur YPF Concession

2.4. Chubut

In the Manantiales Behr concession, our main projects included the La Carolina, El Alba and Grimbeek fields. During 2013, sixty five wells were drilled, with good results. Additionally, seventy five workovers were completed with very positive results. Furthermore, operations at the Myburg V water treatment plant were started up in early 2013.

The polymer injection pilot project at the Grimbeek field started with a standard waterflooding and is currently in an advanced stage. We expect to initiate polymer injection when secondary oil recovery is stabilized, which we expect to occur during the first half of 2014. We expect to continue to develop the entire Manantiales Behr area by expanding our waterflooding efforts and using enhanced oil recovery methods.

Chubut YPF Concession

We also experienced growth in the production of our other hydrocarbon assets in the province of Chubut. Oil production from the El Trébol – Escalante area increased by approximately 10% during 2013 compared to 2012 due to waterflooding optimization and discovery of certain small sweet spots on deeper structures. Oil production from the Zona Central – Cañadón Perdido concession increased by nearly 30% during 2013 compared to 2012, primarily as a result of the positive results of the Bella Vista Sur primary project. Additionally, our concession of the Restinga Alí block was reactivated with very promising development prospects.

Overall, our oil production from the province of Chubut grew to historic levels, with an almost 7% increase in oil production in 2013 compared to 2012.

Recently, our board of Directors approved the “Agreement for the Implementation of a Commitment of Activity and Investment in Hydrocarbon Areas in the Province of Chubut” with the Province of Chubut (the “Extension Agreement”) with the objective of extending the original term of the exploitation concessions identified below, starting from the expiration of their original granted terms.

The Extension Agreement signed by YPF and the Province of Chubut establishes, among others, the following terms:

•	Concessions included: Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante.

•	Extension of the concessions: The exploitation concessions that would have expired in 2017 (Campamiento Central – Cañadón Perdido y El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr) are extended by a term of 30 years.

By signing the Extension Agreement YPF assumed, among others, the following commitments: (i) pay an Extension Bond of U.S.$30 million; (ii) pay to the Province of Chubut the Compensation Bond for the Sustainable Development of Hydrocarbons in accordance with the provisions of Arts. 16 and 69 to 73 of Law XVII – 102 of the Province of Chubut, equivalent to 3% of the wellhead value defined in accordance with the provisions of articles 59 and 62 of Law 17.319 and the complementary rules; (iii) comply with a minimum investment commitment in the concessions covered by the Extension Agreement during period of 2018 to 2027, inclusive; (iv) maintain a minimum number of drilling and work-over rigs contracted and active during the period of 2014 to 2018, inclusive; and (v) make contributions to the municipality of Comodoro Rivadavia for projects developed within the area.

ENAP Sipetrol S.A., in its capacity as co-owner of the Campamento Central – Cañadón Perdido exploitation concession (it owns 50% of the concession) signed the Extension Agreement in order to ratify and agree to assume its portion of the commitments in such exploitation concession.

2.5. Santa Cruz

During 2013, nineteen integrated development projects across five major development areas were implemented in the province of Santa Cruz (Las Heras, El Guadal, Los Perales, Pico Truncado and Cañadon Seco), comprising a total portfolio of twenty six projects. The principal integrated projects include the following reserve areas: Cañadón Escondida, Cerro Grande, Cerro Piedra, Seco León y Los Perales, where 246 wells (241 oil wells and five injectors) were drilled and we conducted workovers of 377 wells and associated facilities.

The main objectives of these integrated projects are:

•	The comprehensive development of the areas through the drilling of new wells.

•	Acquiring the necessary information with electrical logs, rotated plugs and well testing.

•	Increasing the recovery factor with new enhanced oil recovery projects.

•	Increasing the vertical and areal sweep efficiency.

•	Extending horizontal and vertical limits with new appraisal and exploration wells.

•	The provision of development support through the appropriate surface facilities.

Santa Cruz YPF Concession

During 2014, we expect to continue with these projects and to increase our portfolio of primary and secondary recovery projects.

3.	Non-operated areas

In June 2013, we acquired the 23% working interest previously held by Mobil Argentina S.A. in the Aguaragüe joint venture. As a result of such acquisition, we currently hold a 53% working interest in the joint venture.

In the CNQ 7A block, operated by Petro Andina Resources Argentina SA and in which we hold a 50% working interest, activity during 2013 principally consisted of drilling in edge zones by completing the design development. In addition, we have made significant progress with a polymer injection pilot project, and expect alkalines-surfactants-polymers project testing to begin in 2014.

In the Rio Negro Norte - La Yesera concession, operated by Chevron and in which we hold a 35% working interest, a well in the Western Latigo formation was drilled and put into production in October 2013 with a production of 110 m3/d (approximately 692 boe/d) of oil and a reduction of 10% in usage of water. The drilling of this new well enabled us to reevaluate our model for this reservoir, and we have developed new drilling targets for this concession for 2014.

In the Aguada Pichana - San Roque concession, operated by Total S.A. and in which we hold a 27.27% working interest, five tight natural gas wells were drilled during 2013. The positive results of this project enabled us to target new tight gas sands in the middle of the Mulichinco formation.

In Aguada Pichana, we began drilling the pilot project of 12 shale gas wells so as to evaluate the productive potential of shale gas in the Vaca Muerta formation. In Aguada San Roque, two wells were drilled also to evaluate the productive potential of shale oil in the Vaca Muerta formation.

In the Lindero Atravesado concession, operated by Pan American Energy LLC and in which we hold a 37.5% working interest, thirty nine wells were drilled and are currently in production. This is a tight gas reservoir project targeting the Lajas formation. The project also includes building the corresponding field facilities.

In December 2013, we signed an agreement with the Executive office of the province of Tierra del Fuego in order to extend our concessions in that province, in the CA-7 Los Chorrillos areas, operated by Petrolera Lago Fuego (Apache Corporation) and in which we hold a 30% working interest. The final agreement has been approved by the respective parties and is pending the approval of the provincial legislature. See “—Regulatory Framework and Relationship with the Argentine Government—Negotiation of Extension of Concessions in the province of Tierra del Fuego.”

Properties and E&P Activities in rest of the world

1.	United States.

During 2013, Maxus relinquished a total of 20 blocks, including 3 to the U.S. federal government and 17 to Murphy Oil.

As of December 31, 2013, we had mineral rights in 27 blocks in the United States territorial waters in the Gulf of Mexico, comprised of 24 exploratory blocks, with a net surface area of 557 square kilometers, and three development blocks, with a net surface area of 69.93 square kilometers. Our U.S. subsidiaries’ net proved reserves in these properties as of December 31, 2013 were 1.165 mmboe. Our U.S. subsidiaries’ net hydrocarbon production in these properties for 2013 was 0.593 mmboe.

The Neptune Field is located approximately 120 miles from the Louisiana coast within the deepwater region of the Central Gulf of Mexico. The unitized field area comprises Atwater Valley Blocks 574, 575 and 618. Our indirect subsidiary, Maxus U.S. Exploration Company, has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and Woodside Petroleum Ltd (20%). BHP Billiton is the operator of the Neptune Field and the associated production facilities. The Neptune reserves are being produced using a standalone, tension leg platform located in Green Canyon Block 613 within 4,230 feet of water. Production began on July 8, 2008. The platform supports seven sub-sea development wells which are tied back to the TLP via a subsea gathering system.

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

2.	Chile

We were selected to operate in two exploratory blocks of the Magallanes basin: (i) San Sebastián, which we will operate and in which we will hold a 40% working interest along with Wintershall (which will hold a 10% working interest) and ENAP (which will hold a 50% working interest); and (ii) Marazzi/Lago Mercedes, which we will operate and in which we will hold a 50% working interest along with ENAP (which will hold a 50% working interest).

Total commitments with respect to the awarded exploration blocks during the first exploratory period include the acquisition of 672 km2 of 3D seismic data and the drilling of 8 exploratory wells. During December 2013, seismic acquisition began in the San Sebastian block.

3.	Colombia.

Blocks COR12, COR14 and COR33 are located in the Cordillera Oriental basin, which we operate pursuant to authorization by the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos, or “ANH”). Our working interest in these blocks ranges from 55% to 60%. The net acreage relating to our working interest in the blocks is 890 km2. We have requested approval from the ANH to farm out our working interest in the COR 12 and COR 33 blocks. Also during 2013, we and our partners informed the ANH of our decision to relinquish the COR 14 block.

4.	Paraguay.

In September 2011, we were awarded 100% of the Manduvira exploration permit. The area covers a surface of 15,475 km2 and is located in the eastern area of Paraguay, within the scope of the Chacoparaná basin. Our main goal in this project is to explore non-conventional resources. In September 2012, the one-year exploration period established by the Manduvira exploration permit expired. We requested a one-year extension of the exploration period from the Ministry of Public Works and Communications in order to finalize our initial exploration. In late 2013, the one-year extension was approved

5.	Peru.

The process for completing the award of the rights to explore in Blocks 180, 182, 184 y 176 was never completed by Perupetro (the enforcement authority for this bid) and the parties to the consortium formed for such purpose decided to relinquish their rights to continue participating in the process. Said relinquishment was communicated and accepted by Perupetro during 2013.

6.	Uruguay

6.1	Deep Water Offshore– Punta del Este basin:

•	Area 3: We (40% working interest) act as operator, in partnership with Petrobras Uruguay (40% working interest) and Galp (20% working interest). Exploration is in the first geological and geophysical evaluation stage. The main leads were defined. In the last quarter of 2013, 2000 km2 of 3D seismic data acquisition was performed.

•	Area 4: We (40% working interest) and Petrobras Uruguay (40% working interest), act as operator, together with Galp (20% working interest). Exploration is in the first geological and geophysical evaluation stage.

6.2	Onshore:

In March 2012, the Arapey exploration permit was awarded in its entirety to us. The block has a surface area of 9,700 km2. Our main goal in this project is to explore unconventional resources. During 2012, 1,600 km2 of 2D seismic data was re-processed, in addition to field visits and geochemical, biostratography and sedimentology studies. Currently, a seismic interpretation study is being conducted and a gravimetry and magnetometry model is being built.

Additional information on our present activities

The following table shows the number of wells in the process of being drilled as of December 31, 2013.

	As of December 31, 2013
Number of wells in the process of being drilled	Gross	Net
Argentina	80	78
Rest of South America	—	—
North America	0	0
Total	80	78

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2013, we were not contractually committed to deliver material quantities of crude oil in the future.

As of December 31, 2013, we were contractually committed to deliver 24.711 mmcm (or 873 bcf) of natural gas in the future, without considering export interruptible supply contracts, of which approximately 13.762, mmcm (or 486 bcf) will have to be delivered in the period from 2014 through 2016. According to our estimates as of December 31, 2013, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Charges to income totaling Ps. 174 million, Ps. 212 million and Ps. 88 million have been recorded in 2013, 2012 and 2011, respectively, in connection with our contractual commitments in the natural gas export market.

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

As a consequence of such agreement, YPF has not entered into any contractual commitment to supply natural gas to distribution companies. The purpose of the Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2013, supply requirements under the Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties. Additionally, on October 4, 2010, the National Gas Regulatory Authority (“ENARGAS”) issued Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing new and more severe priority demand gas restrictions on producers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We have appealed the validity of the aforementioned regulations and have invoked the occurrence of a force majeure event (government action) under our export natural gas purchase and sale agreements, although certain counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings—Argentina-Accrued, probable contingencies—Alleged defaults under natural gas supply contracts.”

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

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) the expectation related to the existence of large volumes of unconventional resources in Argentina according to estimates of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives have required and will continue to require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and acquire debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products.

Natural gas supply contracts

The Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. YPF’s principal supply contracts are briefly described below.

We were committed to supply a daily quantity of 125 mmcf/d (or 4 mmcm/d) to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three agreements which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries were interrupted from 2007. In connection with these contracts, the Company has renegotiated them and has agreed to make investments, and export gas to temporarily import certain final products, subject to approval by the relevant government authorities, which have been recently obtained. As of the date of this annual report, the Company is fulfilling the agreed commitments mentioned above. To the extent that the Company does not comply with such agreements, we could be subject to significant claims, subject to the defenses that the Company might have.

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

The contracts with Colbun and Gas Valpo have been modified and became interruptible supply contracts.

We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d (or 2.63 mmcm/d) of natural gas to a Chilean distribution company (Innergy) that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d or 9 mmcm/d) connecting Loma La Lata (Neuquén, Argentina) with Chile, which was modified to become an interruptible supply contract.

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

With respect to Brazil, we entered into a 20-year supply contract in 2000 to provide 99 mmcf/d (or 2.8 mmcm/d) of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguaiana, Brazil (with a capacity of 560 mmcf/d or 15.8 mmcm/d). In May 2009, AESU notified us of the termination of the contract. We are currently in arbitration with AESU. See “Item 8. Financial Information—Legal Proceedings—Argentina-Accrued, probable contingencies—Alleged defaults under natural gas supply contracts.”

Because of certain regulations implemented by the Argentine government (see “—The Argentine natural gas market,” below), we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position (see “Item 8. Financial Information—Legal Proceedings”). As a result of actions taken by the Argentine authorities, through measures described in greater detail under “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas,” we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV
	(mmcm)	(mmcm)
2011	6,120.4	2,785.3	45.5%
2012	6,137.2	2,728.4	44.5%
2013	6,120.4	1,828.3	29.9%

(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by gas transportation companies) that natural gas consumption in Argentina totaled approximately 1,697 bcf (or 47.9944 bcm) in 2013. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 8,2 million as of October 31, 2013. The domestic natural gas market has grown over recent years, driven by the forces of economic growth in Argentina.

In 2013, we sold approximately 46% of our natural gas to local residential distribution companies, approximately 7% to Compressed Natural Gas end users, approximately 38% to industrial users (including our affiliates Mega and Profertil) and power plants, less than 1% in exports to foreign markets (Chile) and 8% was consumed in YPF downstream operations. Sales are affected by increased consumption by residential consumers during winter months (June-August). During 2013, approximately 80% of our natural gas sales were produced in the Neuquina basin. In 2013, our domestic natural gas sales volumes were 8% lower than those in 2012, See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Relative maturity of our oil and gas assets.”

The Argentine government has taken a number of steps aimed at satisfying domestic natural gas demand, including pricing and export regulations and higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine producers, affecting natural gas production and exports from every producing basin. See “—Delivery commitments—Natural gas supply contracts.” Argentine producers, such as us, complied with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. Resolutions adopted by the Argentine government provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of

Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

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

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 66% as of December 31, 2013), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments (executed on June 29, 2006) provides for natural gas imports from Bolivia to Argentina to be managed by ENARSA. In May 2010, we accepted the offer made by ENARSA for the sale to us of a minimum amount of 2.5 mmcm/d (or 88.28 mmcf/d) of natural gas obtained by ENARSA from the Republic of Bolivia through initially May 1, 2011 and then extended through May 1, 2013

In April 2013, quantity and price conditions were renegotiated with ENARSA. According to the new conditions, which are set to expire in May 1st, 2014, ENARSA undertook to sell us a minimum amount of 1.5 mmcm/d (or 52.97 mmcf/d) of natural gas during the winter of 2013 and 1.0 mmcm/d (or 35.31 mmcf/d) of natural gas during the summer of 2013 and 2014, at fixed seasonal prices. The offer also establishes an additional quantity of up to 2.5 mmcm/d (or 88.3 mmcf/d).

YPF has provided regasification services to ENARSA since May 2008. In 2011, YPF executed an extension to the Charter Party Agreement and a Regasification Services Agreement with Excelerate Energy to provide and operate a 151,000 cm (or 533,25 cf) regasification vessel moored at the Bahía Blanca port facilities, which allowed for the supply of up to 17 mmcm/d of natural gas(or 600.34 mmcf/d). In December 2013, as a result of the first automatic extension of 36 additional months already included in this Charter Party Agreement, the expiration date of such Agreement was extended to October 2018.

Since beginning its operations, the vessel referred to above has converted liquefied natural gas (LNG) into its gaseous state (natural gas) in an approximate amount of 11,12 bcm (or 392,7 bcf), which has been injected into a pipeline which feeds the Argentine national network. Most of this volume was supplied during the peak demand period, i.e., winter. In 2013, natural gas injected into the network amounted to approximately 3,31bcm (or 116,8 bcf).

In June 2011, YPF, acting as the operator of the UTE Escobar (a joint venture formed by YPF and ENARSA), finalized the construction of a new LNG Regasification Terminal (“LNG Escobar”), which is located in the km 74.5 of the Paraná River. The LNG Escobar terminal has a floating, storage and regasification unit permanently moored at the new port facilities, for which UTE Escobar has executed agreements with Excelerate Energy to provide and operate a 151,000 cm (or 533,252 cf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 17 mmcm/d (or 600 mmcf/d) of natural gas. Since beginning its operations the total volume injected into the network by this vessel was 6,51 bcm (or 229,9 bcf). In 2013 natural gas injected into the network amounted to approximately 2.72 bcm (or 96,2 bcf).

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

We have utilized natural underground structures located close to consuming markets as underground natural gas storage facilities, with the objective of storing limited volumes of natural gas during periods of low demand and selling such natural gas during periods of high demand. Our principal gas storage facility, “Diadema,” is located in the Patagonia region, near Comodoro Rivadavia city. The injection of natural gas into the reservoir started in January 2001.

Downstream

During 2013, our Downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets and also power generation and natural gas distribution.

The Downstream segment is organized into the following divisions:

•	Refining and Logistic Division;

•	Refining Division

•	Logistic Division

•	Trading Division

•	Domestic Marketing Division;

•	LPG General Division; and

•	Chemicals;

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 boe/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2013, our crude oil production, substantially all of which was destined to our refineries, represented approximately 80.4% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 boe/d refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2013, 2012 and 2011:

	For the Year Ended December 31,
	2013	2012	2011
	(mmboe)
Throughput crude	101.4	105.4	103.8
Throughput Feedstock	4.1	3.0	3.1
Throughput crude/Feedstock(1)	105.5	108.4	107
Production
Diesel fuel	38.8	41.5	43.5
Motor Gasoline	23.1	23.1	22.7
Petrochemical naphtha	5.7	6.9	8.1
Jet fuel	6.1	6.6	6.4
Base oils	1.0	1.3	1.2

	For the Year Ended December 31,
	2013	2012	2011
	(thousands of tons)
Fuel oil	1,338	1,295	991
Coke	803	916	897
LPG	607	589	620
Asphalt	198	195	195

During 2013, our global refinery utilization reached 86.9%, compared to 90.2% in 2012, both calculated over a nominal capacity of 319.5 mboe/d. See below for a description of certain considerations related to the incident that affected our refinery in La Plata during 2013 which limited our processing capacity during certain months of 2013.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 bbl/d. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, a coking unit, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, two diesel fuel hydrofinishing units, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During 2013, the refinery processed approximately 147 mbbl/d. The capacity utilization rate at the La Plata refinery for 2013 was 77.6%. As mentioned below, capacity utilization was affected by the shut down of the Coke A unit. In 2012, the refinery processed approximately 165 mbbl/d. The capacity utilization rate at the La Plata refinery for 2012 was 87.5%. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins, representing 81.6% of the total crude oil processed. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall (which was the maximum ever recorded in the area). The heavy rainfall disrupted refinery systems and caused a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). By the end of May 2013, the Topping C unit resumed operations at full nominal capacity. The Coke A unit has been shut down permanently since the storm, affecting the volume of crude processed in the refinery, due to a reduction in conversion capacity. The storm resulted in a decrease in the volume of crude oil processed. YPF has an insurance policy that provides coverage for the loss of income and property damage due to incidents like the storm that affected the La Plata refinery. See note 11.b to the Audited Consolidated Financial Statements for information regarding the amount recognized in our result of operations in connection with our insurance coverage.

In order to increase the conversion capacity, a new Coke A facility is already under construction and is expected to be commissioned by 2015. The capacity of the new unit will be 1,160 bbl of fresh feed per hour. This feed will come from the bottoms of the Topping and Vacuum Units, providing the refinery with an increase in crude processing capacity. The production of the new facility will be a component for the blend to be used in the production of diesel fuel, motor gasoline; and coke.

In June 2012, we started up a new Gasoil Hydrotreater Unit (HTG “B”) and in November 2012 we finished a revamp of the former Gasoil Hydrotreater Unit (HTG “A”), seeking to comply with Resolution 478/09, which requires that diesel fuel that will be sold in large cities be produced with a maximum level of sulphur of 500 parts per million.

The Luján de Cuyo refinery has a nominal capacity of 105,500 bbl/d, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, a hydrocracking unit, a naphtha hydrotreater unit and two gasoil hydrotreating units. During 2013, the refinery processed approximately 106.4 mbbl/d. During 2013, the capacity utilization rate was 7.0% higher than in 2012. During 2012, the refinery processed approximately 99.4 mbbl/d. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 79.1% of the crude oil processed at the Luján de Cuyo refinery in 2013 (and 83.5% of the crude oil processed in this refinery in 2012) was produced by us. Most of the crude oil purchased from third parties comes from oil fields located in the provinces of Neuquén or Mendoza.

In order to comply with government regulations on sulfur specifications for fuels, in June 2013, the Luján de Cuyo refinery started up a new naphtha Hydrotreater Unit (HTN II) and in July 2013, started up a new gasoil Hydrotreater Unit (HDS III).

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 boe/d. During 2013, the refinery processed approximately 24.6 mbbl/d. In this period, the capacity utilization rate was 98.3%. During 2012, the refinery processed approximately 23.5 mbbl/d. In this period, the capacity utilization rate was 94.1%. The only products currently produced at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2013, 22.6% of the refinery’s crude supplies were purchased from third parties, while in 2012, such purchases reached 18.5% of the refinery’s crude supplies.

Since 1997 and 1998, each of our refineries (La Plata, Luján de Cuyo, and Plaza Huincul) have been certified under the ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). All of them are also certified under the OHSAS 18001 (occupational health and safety performance) standard. The refineries maintain their systems under continuous improvement and revision by authorized organizations.

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

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects Brandsen (60,000 cubic meters of storage capacity) to the Axion Energy Argentina S.R.L. (“Axion,” previously ESSO, a former subsidiary of ExxonMobil which was recently acquired by Bridas Corporation) refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own seventeen plants for the storage and distribution of refined products and seven LPG plants with an approximate aggregate capacity of 1,620,000 cubic meters. Three of our storage and distribution plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution plants have maritime or river connections. We operate 53 airplane refueling facilities (40 of them are wholly-owned) with a capacity of 22,500 mcm, and we also own 28 trucks, 123 manual fuel dispensers and 17 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

Between 2010 and 2013, we completed the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Luján de Cuyo, Monte Cristo, La Matanza, San Lorenzo and Barranqueras, in order to facilitate compliance with the new specifications for gasoline set forth by Law 26,093. YPF is currently blending ethanol in the Luján de Cuyo, Monte Cristo, San Lorenzo, La Plata, Junín, Plaza Huincul, Barranqueras and La Matanza storage plants.

In 1998, our logistic activities were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance), and recertified in 2012 under ISO 9001:2008 and ISO 14001:2004. In 2010, logistics activities were also certified under OHSAS 18001 (security performance) and recertified in 2013.

Trading division

Our Trading Division sells refined products and crude oil to international customers and crude oil to domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel fuel, fuel oil, LPG, light naphtha and virgin naphtha.

This Division’s export sales are made principally to Brazil and the rest of South America. Sales to international customers for the years 2013 and 2012 totaled Ps.3,792 million and Ps.3,297 million, respectively, 10% and 45% of which, respectively, represented sales of refined products and 57% and 55% of which, respectively, represented sales of marine fuels. On a volume basis, in 2013 and 2012 sales to international customers consisted of 0.9 mmbbl and 3.3 mmbbl of refined products, respectively, and 4.11 mmbbl and 3.94 mmbbl of marine fuels, respectively. Domestic sales of crude oil totaled Ps.1,020 million and Ps.561 million or 2.5 mmbbl and 1.7 mmbbl in 2013 and 2012, respectively. Domestic sales of marine fuels totaled Ps.771 million and Ps.1080 million or 1.2 mmbbl and 1.3 mmbbl in 2013 and 2012, respectively. In addition, imports of high and low sulfur diesel fuel have increased, totaling 7.8 mmbbl in 2013.

Marketing division

Our Marketing Division, markets gasoline, diesel fuel, LPG and other petroleum products throughout the country and countries in the region. We supply all of the fuel market segments: retail, agriculture and industry, including transport. During 2013, we continued to hold a leading position in the sale of the highest quality naphtha (grade 3) “N-Premium” and in the sale of our standard quality naphtha “Super”, reaching a market share, according to our estimates, of 58.7% and 54.3% as of December 31, 2013 (compared with 61,3% and 53.1% in 2012), respectively. Our sales volume for N-Premiun was 1,147 mcm in 2013 (2.4% higher than in 2012) and 3,307 mcm for Super in 2013 (12.2% higher than in 2012).

With respect to diesel fuel, according to our own estimates, as of December 2013 our market share was 57.7% (57.9% in 2012), with an increase in our share of low sulphur content products. Along with D-Euro (10 ppm), for which sales volume was 886 mcm in 2013, our product D-500 (500 ppm) reached a volume of 1887 mcm compared to approximately 968 mcm in 2012, both fuels representing 36.4% of the total diesel fuel sales of the division. The strategy of promoting D-Euro allowed us to allocate a larger portion of our Ultradiesel fuel to the industry, transport and agriculture market segments, adequately supplying the market and minimizing the imports of D-Euro.

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

With regard to the international market, in addition to the sale of lubricants in Brazil which began at the end of 2010, during 2013 we decreased the commercialization in Chile of lubricants and aviation fuels, mainly as a result of the incident that affected our refinery in La Plata, as mentioned above, which limited the product availability, reaching a volume of 10.8 mcm (-7.2% vs 2012) and 145,6 mcm (+ 1.43% vs 2012) respectively. Moreover, we currently market lubricants through exclusive distributors in four other countries outside Argentina (Uruguay, Paraguay, Bolivia and Ecuador).

Retail

As of December 31, 2013, the Retail Division’s sales network in Argentina included 1,542 retail service stations (compared to 1,535 at December 31, 2012), of which 111 are directly owned by us, and the remaining 1,431 are affiliated service stations. OPESSA, our wholly-owned subsidiary, operates actively 174 of our retail service stations, 89 of which are directly owned by us, 26 of which are leased to ACA (Automóvil Club Argentino), and 59 of which are leased to independent owners.

According to our latest internal estimates, as of December 31, 2013, we were the main retailer in Argentina, with 34.1% of the country’s gasoline service stations, followed by Shell, Axion, Petrobras and Oil with shares of 14.5%, 10.8%, 6.4% and 6.3%, respectively. During 2013, our market share in diesel fuel and gasoline, marketed in all segments, remainde flat at 56.45%, according to our analysis of data provided by the Argentine Secretariat of Energy.

The “Red XXI” program, released in October 1997, has significantly improved operational efficiency in service stations. This program provides us with online performance data for each active station and connects most of our network of service stations. As of December 31, 2013, 1,280 stations were linked to the Red XXI network system.

Our convenience stores, “Full YPF” and “Full Express YPF”, included 386 and 95 point of sales as of December 31, 2013, respectively. Also, fuel sales are complemented by a modern oil change service, provide by our “YPF Boxes,” with 256 points of sales. Additionally, we have a marketing loyalty program called “Serviclub” with more than 500.000 card members.

In order to maintain unified standardsa YPF service station operation manual was developed to be implemented in all of our affiliated service stations, in 2013. The main objective of this model is to promote self-management of our service stations. The model is being implemented in stages, starting with 458 service stations throughout the country in 2013 and, and is expected to continue in 2014 with the rest of our service stations.

As of December 31, 2013, 15 modular systems were implemented in remote locations without supply alternatives (Mencue, Las Coloradas, El Huecu, Canalejas, for example). These so-called Social Supply Modules (MAS) have minimal environmental impact and an innovative and technological appearance, using alternative energy and requiring a minimum investment with low operating costs.

Agriculture

Through the Agriculture Division we sell diesel fuel, fertilizers, lubricants, agrochemicals, and ensiling bags (“silobolsa”), among other products, directly or through a network of 104 wholesaler bases (9 owned by YPF), offering an extensive portfolio to the agriculture producer and delivering products to the consumption site. As an option we accept as payment different types of grains, especially soybean, some of which are processed by third party companies to obtain meal and oil that we then sell mainly to the external market. In 2013, revenue from such exports amounted to U.S.$383 million. Although we encountered irregular market conditions in 2013, with serious draughts in the central and northern regions of Argentina affecting demand for fertilizers and agrochemicals, we received approximately 967,000 tons of grains (oilseed and cereal), primarily soy, a 23% increase compared to 2012. In addition, part of the oil produced from processing soybeans is used for the production of fatty acid methyl esters (“FAME”), a product which is used internally for the production of commercial grade diesel fuel, in accordance with local regulations. Oil produced from processing soybeans provides approximately 11% of YPF’s FAME needs.

Industry

This Division supplies the entire domestic industrial and transportation (ground and air) sectors, directly (over 5,500 customers) or through a network of 37 wholesale bases. We offer a broad portfolio of products and services tailor-made according to the needs of our customers. This portfolio includes products such as fuels (diesel, gasoline, fuel oil, Jet A-1), lubricants, coal, asphalts, paraffin’s and derivatives (sulfur, CO2, decanted oil, aromatic extract) and services such as “ YPF Road Card” (fleet management service for the transportation sector), “Expert Service” (certified quality and quantity of bulk lubricants), “Service & Quality” (technical pre—and-post-sales services, training and quality product control) and “Supply solution at customer facilities” (plant operation services and associated logistics).

Our vision as a strategic partner in the industry is to integrate the value chain by promoting energy solutions. In line with this, we have begun to develop a commercial network to meet the needs of road freight transport, energy supply contracts and lubricants to mining companies and energy supply projects in industrial clusters.

Lubricants and Specialties

        During 2013, our lubricants sales decreased by approximately 11.7% by volume compared to 2012. Sales to domestic markets decreased by 4.1%, while sales to export markets decreased by 35.9% from 37.7 mcm in 2012 to 24.1 mcm in 2013. Sales of asphalts and paraffins decreased by 4.8% and 11.2% respectively, compared to 2012.

We export to two main groups. First, to our fully-owned companies in Brazil and Chile, where sales volume decreased by 51% compared to the previous year in Brazil, and by 26% in Chile. On the other hand, we export to our distributor network located in Bolivia, Uruguay, Paraguay and Ecuador, in which sales volume decreased by 26% compared to 2012.

Our lubricants and specialties unit has followed a strategy of differentiation, allowing it to achieve and maintain the leading position in the Argentinean market. Our market share as of December 31, 2013 was approximately 39.2%, compared to 42.2% as of December 31, 2012, according to our analysis of data provided by the Argentine Secretariat of Energy. As indicated above, our line of automotive lubricants has received approvals and recommendations from leading global automotive manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

With respect to lubricants, the performance of the high-end light and heavy products represented by “Elaion” and “Extravida” respectively, were approximately the same in 2013 compared with the previous year (with 40.890 mcm in 2013 compared to 40.894 mcm in 2012).

Sales of our most important Elaion brand (automotive) in 2013 amounted to 12.983m3, a 5% increase compared to 2012.

Sales of the Elaion Moto (used for motorcycles) products (which started to be commercialized across the entire distributor and specialized products network in 2012) increased by 22.5% in 2013 compared to 2012.

Lubricants and Specialties Division has had an integrated management system since 1995. This division currently holds the following certifications: ISO 9001:2008, ISO 14001;2004, OSHAS 18001:2007 ISO/TS 16949-Third edition.

LPG

Through our LPG division we sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG division does not directly supply the retail market and such market is supplied by YPF Gas S.A. (we sold approximately 37% of our LPG production in 2013 to YPF Gas S.A.), which is not a YPF company.

We are the largest LPG producer in Argentina with sales in 2013 reaching approximately 593 mtn (compared with 566 mtn in 2012), of which approximately 432 mtn were sold in the domestic market (compared to 472 mtn in 2012). Our principal clients in the domestic market are companies that sell LPG in bottled or in bulk packing to end-consumers and the networks that distribute LPG to households in some regions. Additionally, exports in 2013 reached approximately 161 mtn, compared to 94 mtn in 2012, the main destinations being Chile, Paraguay and Bolivia. The transport of LPG to overseas customers is carried out by truck, pipeline and barges.

Total sales of LPG (excluding LPG used as petrochemical feedstock) were Ps.1,298 million and Ps.1,015 million in 2013 and 2012, respectively.

The LPG division obtains LPG from natural gas processing plants and from our refineries and petrochemical plant. We produced 524 mtn of LPG in 2013 (not including LPG destined for petrochemical usage), and also purchased LPG from third parties, as detailed in the following table:

Purchase (tons) 2013
LPG from Natural Gas Processing Plants:(1)
General Cerri	20,938
El Portón	127,904
San Sebastián	7,972

Total Upstream	156,814

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	223,279
Luján de Cuyo Refinery	118,470
CIE	25,349

Total Refineries & Petrochemical Plants(2)	367,098

LPG purchased from joint ventures:(3)	14,992

LPG purchased from unrelated parties	40,502
Total	579,406

(1)	The San Sebastian plant is a joint-venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor.

We also have a 50% interest in Refinor, which produced 308 mtn of LPG in 2013.

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

The main petrochemical products and production capacity per year are as follows:

Capacity
(tons per year)
CIE:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	386.500
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000

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

In 2013 and 2012, 71.1 % and 80.8%, respectively, of our petrochemicals sales (including propylene) were made in the domestic market. Petrochemical exports are destined to Mercosur countries, the rest of Latin America, Europe and the United States. The increase in exports in 2013 was due to products sold in Brazil, especially Solvente B.

We also participate in the fertilizer business, directly and through Profertil, our 50%-owned subsidiary. Profertil is a joint venture with Agrium (a worldwide leader in fertilizers), that started operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.1 million tons of urea and 750 thousand tons of ammonia per year. In addition, Profertil commercializes other nutrients and special blends prepared land to optimize land performance.

The CIE was certified under ISO 9001 in 1996 and recertified in 2013 (version 2008). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and last recertified ( version 2004 ) , in 2013.The plant was also certified under OHSAS 18001 in 2005 and last recertified in 2013 ( version 2007). Since 2008, the plant verified the inventory of CO2 emissions under ISO 14064: 1 and, in 2011, inventories of CH4 and N2O emissions were verified as well. The laboratory of our Ensenada petrochemical plant was certified under ISO 17025 (version 2005), in 2005 and recertified in 2013.

The certification of our petrochemical business covers the following processes:

•	Refining process of crude oil and production of gas and liquid fuels, lubricant base stocks and paraffin, petroleum coke (green coke) and petrochemical products in the units of refining, conversion, lubricants, aromatics, olefins PIB / Maleic and LAB / LAS.

•	Methanol production and storage.

•	Management and development of the petrochemical business of the Company, planning and economical/commercial control, commercialization and post-sale service of petrochemical products.

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

During 2010, YPF initiated the construction of a new continuous catalytic reforming unit (CCR) in the CIE Complex in Ensenada. Our total investment was U.S.$453.1 million . Start up was in the third quarter of 2013. The new production from this unit is satisfying the growing demand of high octane gasoline in the local market, while at the same time the CCR is providing hydrogen to the new hydrotreater unit in our La Plata refinery.

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

Pursuant to Decree No. 2067/08 and resolutions No. 1982/2011 and 1991/2011 of ENARGAS, since December 1, 2011, Mega is required to pay, on a monthly basis, a fee of Ps.0.405 per cubic meter of natural gas it purchases. This requirement has a significant impact on the operations of Mega and has been challenged by the company. On August 14, 2012, the Argentine Judicial Court issued a first instance ruling in favor of Mega, declaring the unconstitutionality of Decree No. 2067/08 and ENARGAS’ resolutions No. 1982/11 and 1991/11. Such ruling was appealed by both the ENARGAS and the Ministry of Planning. On June 18, 2013 the Federal Administrative Court of Appeals ruled in favor of Mega. Such ruling was appealed by both the ENARGAS and the Ministry of Planning before the Supreme Court. On February 25, 2013 Mega filed a petition for declaratory relief, petitioning the court to declare the unconstitutionality of Articles 53 and 54 of the General State Budget Law of 2013 that included in the provisions of Law 26,095 the fee created by Decree No. 2067/08 and ENARGAS resolutions No. 1982/2011 and 1991/2011. If such actions are not resolved in favor of Mega, this fee could significantly and adversely affect Mega’s ability to continue operating. The Audited Consolidated Financial Statements included elsewhere in this annual report do not include any impairment of assets to be accrued if Mega were to cease its activity.

Electricity market – generation

The Argentine Electricity Market

Argentina´s overall power generation was 3.53% higher in 2013 than 2012 according to Compañía Administradora del Mercado Mayorísta Eléctrico S.A. (CAMMESA). In 2013, 63.9% of Argentina’s power generation came from thermal power plants, 31% from hydroelectric power plants, 4.4% from nuclear power plants, 0.2% from spot imports from Uruguay and Paraguay and the balance from unconventional sources such as wind and solar power.

Thermal power plants consumed 2,548,701 m3 of diesel oil (a 39.49% increase compared to 2012), 2,022,053 tn of fuel oil (a 29.30% decrease compared to 2012) and 13,571,018 dam3 of natural gas (a 3.3% decrease compared to 2012).

The average electricity production cost was 280.13 Ps./MWh, a 7% increase compared to 2012, while the annual average marginal cost of production was 809.83 Ps./MWh, a 15.6% increase compared to 2012.

In 2013, a new rule titled Resolution No. 95/2013 of the Secretariat of Energy changed the procedures and increased rates of remuneration that power generation plants receive, giving incentives to increase power plant reliability.

YPF in Power Generation

We participate in three power generation plants with an aggregate installed capacity of 1,622 megawatts (“MW”):

•	a 100% interest in Central Térmica Tucumán (410 MW combined cycle) through YPF Energía Eléctrica S.A (“YPF EE”);

•	a 100% interest in Central Térmica San Miguel de Tucumán (370 MW combined cycle) through YPF EE in which we have 100% interest; and

•	a 40% interest in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines), directly and through Inversora Dock Sud S.A.

On August 1, 2013, as a result of the spinoff of the assets of PlusPetrol Energy S.A., YPF EE was created to continue the power generation operations and businesses of Central Térmica Tucumán and Central Térmica San Miguel de Tucumán.

In 2013, YPF EE generated 4,504 GWh with its two combined cycles. Central Térmica Tucuman’s production was 2,133 GWh, and Central Termica San Miguel de Tucumán’s production was 2,371 Gwh. Additionally, Central Dock Sud generated 4,902 GWh. The energy produced by YPF EE and Central Dock Sud (9,406 GWh in total) represented 7.22 % of Argentina´s electricity generation in 2013.

The energy produced by Central Térmica Tucumán was 12.7% lower in 2013 compared to 2012 due to a serious failure inside the TG-01 unit on May 28. Maintenance works to restore the plant’s availability were finished on November 28 and were successful.

Energy produced by Central Térmica San Miguel de Tucumán in 2013 increased by 5% compared to 2012 despite a hot gas path inspection in unit TG-01 in November and December of 2013.

In August, after taking over the power plants, YPF EE accepted Resolution No. 95/2013 issued by the Secretariat of Energy, which allowed the company to increase rates of remuneration it received for spot electricity sales.

Energy produced by Central Dock Sud in 2013 increased by 24.6 % compared to 2012, primarily because planned major maintenance activities were carried out in Central Dock Sud’s generation facilities.

Additionally, we own assets that are part of Filo Morado Partnership, which has an installed capacity of 63 MW. However the relevant facilities have not been in operation since November 2008.

In addition to YPF EE, we also own and operate power plants supplied with natural gas produced by YPF, which produce power to supply our upstream and downstream activities:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	the power plant located at the Plaza Huincul refinery (40 MW).

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 100 % stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2013, Metrogas distributed approximately 19.5 mmcm (689 mmcf) of natural gas per day to 2.3 million customers in comparison with approximately 20.4 mmcm (or 720mmcf) of natural gas per day distributed to 2.3 million customers in 2012. During May 2013, the Company, through its subsidiary YPF Inversora Energética S.A. took control of GASA (the controlling company of Metrogas), by acquiring shares representing a 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA (See Note 13 to the Audited Consolidated Financial Statements).

GASA’s debt issues. On May 11, 2009, GASA was notified of a bankruptcy petition brought by an alleged GASA creditor, and on May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was approved on June 8, 2009. On February 10, 2012, GASA presented a draft debt restructuring proposal addressed to verified unsecured creditors who have been declared admissible. On August 6, 2012, GASA filed with the court an amended debt restructuring proposal. The final proposal includes a debt haircut of 61.4% of the claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2015, an option to extend to December 31, 2016 in case all accrued interest is paid on December 31, 2015, and an interest rate of 8.875%.

On August 22, 2012, the intervening court ratified the GASA agreement. The court protection proceedings will be finalized once the court issues a final declaration confirming that the terms of the agreement have been fulfilled.

Under the terms of the debt restructuring proposal, GASA will deliver new notes in exchange for outstanding claims. The proposal consists of the issuance of two new classes of notes: Class A (for the equivalent of 38.6% of existing notes), and Class B (contingent notes, for the equivalent of 61.4% of existing notes). The new Class B Notes will become due and payable only if the New Class A Notes are accelerated as a result of the occurrence of an event of default on or before December 2015. If an event of default does not occur prior to December 2015, the New Class B Notes will be automatically cancelled.

In compliance with the reorganization proceeding, on March 15, 2013, GASA issued new notes which were delivered in exchange for outstanding claims to financial creditors and non-financial creditors who were admitted and declared acceptable.

On June 13, 2013, GASA’s Board of Directors decided to approve the capitalization of 100% of accrued interest to be paid on June 15, 2013 in respect of the new notes issued on March 15, 2013, and the issuance of additional bonds to effect the capitalization. GASA has received the relevant regulatory authorizations and on July 15, 2013 it issued Additional Negotiable Obligations Class A-L for U.S.$1,167,480 and Class A-U for U.S.$29,632 for the capitalization of such accrued interest.

On July 12, 2013, the relevant court ordered the termination of the reorganization proceedings of GASA.

On October 9, 2013, GASA’s Board of Directors decided to approve the capitalization of 100% of accrued interest to be paid on December 15, 2013 in respect of the new notes issued on March 15, 2013, and the issuance of additional bonds to effect the capitalization. The Company has received the relevant regulatory authorizations and on January 14, 2014 it issued Additional Negotiable Obligations Class A-L for U.S.$2,336,009 and Class A-U for U.S.$59,296 for the capitalization of such accrued interest.

Metrogas debt reorganization. Given the adverse business conditions, Metrogas decided to file a voluntary reorganization petition (“concurso preventivo”) in June 2010.On the same date, Metrogas was notified of the Resolution No. I-1260 dictated by ENARGAS, which provided for the judicial intervention of the company. The resolution based the intervention decision on the filing of a voluntary reorganization petition by Metrogas, and stated that the intervention would control administration and disposition of Metrogas´activities that may in any manner affect its normal gas distribution. On July 15, 2010, the judge approved the commencement of Metrogas’s voluntary reorganization proceedings. On July 2011, Metrogas filed with the court a debt restructuring proposal, which was subsequently amended. The final proposal included a debt haircut of 46.8% of the claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2018 and an interest rate of 8.875%. In June 2012, a noteholders’ meeting was held within the framework of the Article 45 bis of the Bankruptcy Law, where the company’s proposal was unanimously approved. On July 13, 2012, Metrogas informed the Judge that it considered that had obtained the legal majorities established in the Article 45 of the Bankruptcy Law to approve the proposal.

On September 6, 2012, the intervening court ratified the Metrogas’s debt reorganization agreement. It also stipulated the creation of the final creditors’ committee, which will act as controlling agent to determine compliance with the agreement under the terms of articles 59 and 260 of the Bankruptcy Law.

Under the terms of the debt restructuring proposal, Metrogas would deliver new notes in exchange for outstanding claims. The proposal consists of the issuance of two new classes of notes: Class A (for the equivalent of 38.6% of existing notes), and Class B (contingent notes, for the equivalent of 61.4% of existing notes). The new Class B Notes will become due and payable only if the New Class A Notes are accelerated as a result of the occurrence of an event of default on or before December 2015. If an event of default does not occur prior to December 2015, the New Class B Notes will be automatically cancelled.

In compliance with the reorganization proceeding, on January 11, 2013, Metrogas issued new notes which were delivered in exchange for outstanding claims to financial creditors and non-financial creditors who were admitted and declared acceptable.

        On February 1 and February 13, 2013, Metrogas submitted to the intervening Court the documentation evidencing compliance with the debt exchange and the issuance of the new notes in order to obtain the removal of all general inhibitions and the formal declaration of completion of the reorganization proceedings, in accordance with the terms and conditions of Section 59 of the Argentine Bankruptcy Law.

On March 26, 2013, the Metrogas Board of Directors decided by a majority of votes to capitalize 100% of the portion subject to capitalization of accrued interest payable on June 30, 2013 and to issue Additional Negotiable Obligations to effect the capitalization.

Furthermore, the Board also decided to issue New Negotiable Obligations for the new unsecured creditors, as long as their claims have been verified in the relevant court in the reorganization proceedings.

On July 25, 2013, Metrogas issued:

•	Negotiable Obligations of Late Verification:

Series A-U: U.S.$5,087,459

Series B-U: U.S.$4,013,541

•	Negotiable Obligations of Capitalization:

Additional Series A-L: U.S.$6,756,665

Additional Series A-U: U.S.$704,581

On May 31, 2013, ENARGAS published Resolution ENRG I-2,587/13 providing for the termination of the ENARGAS intervention in Metrogas.

On September 9, 2013, Metrogas made a formal presentation in connection with the reorganization proceedings requesting that the court formally declare the completion of the proceedings.

On October 9, 2013, the Metrogas Board of Directors decided by a majority of votes to capitalize 50% of the portion subject to capitalization of accrued interest payable on December 31, 2013 and to issue Additional Negotiable Obligations to effect the capitalization.

On January 29, 2014, Metrogas issued:

•	Negotiable Obligations of Capitalization:

Additional Series A-L: U.S.$ 3.516.500

Additional Series A-U: U.S.$ 371.456

On November 18, 2013 Metrogas received a notice from the National Commercial Court of First Instance No. 26, Clerk’s Office No. 51, on the file entitled Metrogas S.A. about Reorganization Proceedings (filed on 10/17/2010 Court “D”). This notice, dated November 8, 2013, sets forth the Court’s decision to terminate the reorganization proceedings following Metrogas’s compliance with the terms of Sect. 59 of the Argentine Bankruptcy Law.

Metrogas tariff issues: In January 2002, pursuant to the Public Emergency Law, the tariffs that Metrogas charges to his customers were converted from their original dollar values to pesos at a rate of Ps.1.00 to U.S.$1.00. Thus the company’s tariffs were frozen since indexation of any kind is not permitted under the Public Emergency Law.

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

The Emergency Law, which was originally schedule to be terminated in December 2003, was consecutively extended up to December 31, 2013 (currently extended until December 31, 2015). As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

Metrogas and the UNIREN signed a temporary agreement in September 2008. In November 2012 the ENARGAS published the resolution No. 2,407/12 that authorizes Metrogas, following the terms of the temporary agreement previously mentioned, to apply a fixed amount in each customer’s bill, differentiating by type of customer according to the terms of the resolution and following the application of the methodology to be determined by the regulating agency. The resolution also states that the revenue charged by the company is to be deposited in a trust, and the funds collected are to be used for infrastructure investments, connection works, repowering, expansion and technology upgrades of the gas distribution system as well as any other cost associated with supply of gas distribution to customers. Metrogas needs to submit for approval of the execution committee (a regulatory committee created by Resolution 2407/12), a consolidation and expansion investment plan that expresses both physically and financially the details of such plan, which is to be aligned with the goals set in the trust’s contract between Metrogas and Nación Fideicomisos S.A. (“NAFISA”).

Metrogas has been invoicing this new tariff charge since December 3, 2012.

On March 27, 2013, Metrogas received, from the Execution Committee, the notification of approval of the Consolidation and Expansion Investment Plan submitted on February 1, 2013.

Seasonality

For a description of the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality.”

Research and Development

Our R&D projects and activities are related to the entire hydrocarbons value chain, including exploration of new sources of oil or gas, extraction and conditioning for transportation, transformation and manufacturing of products at industrial facilities, and their distribution to the end customer. In 2013, approximately U.S.$16 million was allocated to R&D activities, 21% of which corresponded to cooperation with external technology centers. In order to support these R&D activities, we invested U.S.$4.5 million in new laboratory equipment.

Twelve important research and development projects are being partially subsidized by ANPCYC (a technology funding organization of the Argentine government). Uncertainty about what the main technologies in the future will be, prospective R&D results and business cycles led us to develop a technology plan that supports YPF’s business strategy. The focus of the plan includes hydrocarbons, the natural gas value chain, oil refining and oil derivatives and petrochemicals, the future diversification of energy uses, biofuels production and electricity generation.

R&D efforts were focused on the exploration and exploitation of unconventional resources, where our most important challenges required the development and application of very specific technologies, including design and development of simulation modeling, specific software, measuring equipment, fluid and materials design for optimizing perforation, hydraulic stimulation and production in our oilfields.

To optimize production of mature fields, we focused on the development of enhanced oil recovery technologies in order to increase recovery of oil from mature fields, and the development of new processes and materials to reduce the operational costs of our facilities.

Regarding refining and marketing of petroleum products, we applied our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on achieving energy efficiency and environmental improvements.

In the petrochemical business, R&D activities were mainly focused on the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products.

As of December 2013, our R&D projects portfolio consisted of 90 projects; 49 of which are under execution; 18 have been under technical-economic feasibility evaluation since December 31, 2013 and 23 of which are short-term high impact projects (Quick Wins).

At the end of 2013, YPF created YPF Tecnología S.A. (YPF holds an equity stake of 51% and CONICET, a state-owned research and development organization, holds an equity stake of 49%). The Board of Directors of YPF Tecnología consists of 3 directors appointed by YPF and 2 directors appointed by CONICET; additionally, the Chairman and the General Manager of YPF Tecnología are appointed by YPF. All lines of research and development carried out in YPF Tecnología will be in line with the needs of YPF.

For operation of YPF Tecnología, 5 hectares on the farm belonging to the National University of La Plata were acquired, and a 12,000 m2 building is planned for construction, with an estimated investment of U.S.$ 48 million (approximately U.S.$ 25 million relates to YPF’working interest). Completion of the work is expected in July 2015.

We expect that about 250 professionals will work in the new building, and their main goal is to acquire knowledge, to work in research and development about unconventional fields and secondary and tertiary oil recovery from mature fields. Additionally, development of alternative energies such as marine, geothermal, wind and solar energy, among others, will be part of their objectives. All of these activities will be supported by a staff of over 6,000 researchers and doctors from different areas of science, available to the CONICET through agreements with different universities and institutes of research and development.

Competition

In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén, Santa Cruz and Chubut. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.”

In this new context, several measures to promote the development of the industry have occurred. The Argentine government established a program to encourage additional production of natural gas which provides participating companies with a natural gas price of U.S.$/7.5 mmbtu for such additional production. . Producers who account for more than 70 % of the total natural gas production in the country participate in the program through contracts with the Argentine government. In late 2013, the Argentine government launched a similar program aimed at second tier producers (mid and small sized oil and gas companies with less diversified portfolios), to further promote the development of indigenous natural gas resources. Still another measure to promote de oil and gas industry was the creation of the “Investment Promotion Scheme for the Exploitation of Hydrocarbons” in Argentina set forth in in Decree 929/13. The decree creates an allowance to export, free of export taxes, up to 20% of hydrocarbons produced from projects requiring an investment in excess of U.S.$1 billion. Companies accessing the allowance can also retain dollars from their exports abroad. YPF believes that the new measures have helped attract strategic partners for the development of its unconventional resource base, such as Chevron and Dow Chemical, who in turn increase the number of participants in the market, thus causing the market to become more dynamic in the long term.

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

We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and, in certain cases, to Argentine regulations; accordingly, prices may fluctuate for a variety of reasons. On April 10, 2013, Resolution 35/2013 of the Argentine Secretariat of Domestic Commerce determined a maximum prices for fuel at all service stations for period of six months, which would not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified in the Annex of the Resolution. See “—Regulatory Framework and Relationship with the Argentine Government.” Changes in the domestic and international prices of crude oil and refined products have a direct effect on our results of operations and on our levels of capital expenditures. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—oil and gas prices could affect our level of capital expenditures.”

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

It is expected that the Argentine government’s actions taken to promote the industry along with the competitive responses of different players during 2013 have further strengthened the competitive nature of our industry and fostered a positive business environment. Nevertheless, we cannot assure you that all the actions and measures previously mentioned will be taken by the Argentine government and players in our industry.

As mentioned before, the Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). The Argentine government is analyzing certain measures in response to such devaluation and the impact on the rest of the economy, including inflation. As discussed under the section “Risk Factors,” devaluation may adversely affect our business and results of operations. Similar implications may apply to our competitors, thus creating several competitive tensions beyond our control.

Environmental Matters

YPF-Argentine operations

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including air emissions and waste water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects, the more significant of which are discussed below. We cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future by us, including the installation and operation of systems and equipment for remedial measures, and could affect our operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other liabilities.

We continued making investments in order to comply with new Argentine fuel specifications, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In the La Plata Refinery, a new ultra-low sulphur diesel fuel desulphuration plant (HTGB) was started up during 2012. In Luján de Cuyo refinery, new HDS III (diesel desulphuration) and HTN II (gasoline desulphuration) plants were started up in 2013. Additionally, we are increasing the tankage capacity of several of our terminals in order to optimize fuel distribution logistics. During 2013, new diesel tanks were implemented in Luján de Cuyo refinery and Montecristo terminal.

First stage projects related to biofuels, such as the addition of bioethanol to gasoline and FAME to diesel fuel, were accomplished by the end of 2009 and were operational by the beginning of 2010. During 2010 and 2011, additional bioethanol facilities at several terminals were installed and became ready to operate. Also, during this period, further investments were made in several terminals in order to allow the increased addition of FAME to diesel fuel and to improve the related biofuel logistics. A new facility for FAME blending was started up in 2013 in the Montecristo terminal. These projects are expected to enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

At each of our refineries during 2013, we continued with the initiatives relating to remedial investigations, feasibility studies and pollution abatement projects, which are designed to address potentially contaminated sites and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in our upstream and downstream operations.

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, during 2013 we started up a new CCR unit which involved an investment of U.S.$453 million. The plant uses the latest worldwide technology to perform chemical processes and improvements in productivity, safety and environmental standards. Additionally, the plant produces aromatics that can be used as octane enhancers for gasoline and automotive applications, as well as increases hydrogen production to feed the fuel hydrogenation processes to increase fuel quality and reduce sulfur content, further reducing the environmental impact of internal combustion engines.

We also continue construction of a new Coker Unit at La Plata refinery which will involve an investment of approximately U.S.$ 790 million, replacing the one that was recently severely damaged in the incident occurred on April 2, 2013. The new unit design is expected to optimize energy efficiency and minimize particulate matter emissions. We expect that this project will be completed by 2015.

In addition to the projects mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production and Refining and Marketing and Chemicals segments, such as a new flare in the Luján de Cuyo refinery, wastewater treatment and fire protection facilities.

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

With respect to climate change, YPF has:

•	committed to active promotion of identification and pursuit of opportunities to reduce greenhouse gas emissions in our operations; intensifying the execution of internal projects for the obtention of credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	obtained in December 2010 the approval of United Nations for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (CDM) project, the first of its kind in the world. The project in the La Plata refinery reduces the emissions of greenhouse waste gases from fossil fuels used for process heating by replacing these fuels with recovered waste gases that were previously burned in flares. The project increases energy efficiency by reducing the demand for fuel oil and natural gas, allowing an annual emission reduction of approximately 200,000 tons of carbon dioxide. During 2013 the La Plata project reduced CO2e emissions by 79.150 tons;

•	obtained in December 2011 the approval of United Nations for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (CDM) at the Luján de Cuyo refinery. During 2013 the project reduced CO2e emissions by 9,820 tons;

•	secured the approval of the CDM project: YPF developed a new methodology, which was approved by United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities”. At the moment, 5 CDM projects in the world (Argentine, China, and Egypt) are being developed applying this methodology designed by YPF; and

•	undertaken and verify third-party GHG (Greenhouse Gas) emission inventories for refining and chemical operations in accordance with the ISO 14064 standard. The inventory at CIE has been verified since 2008. In May 2013, the verification process inventory of greenhouse gases in the La Plata complex and the Luján de Cuyo refinery was completed. A 2013 inventory check, ending in the first half of 2014, is planned.

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

Unconventional oil and gas efforts led by YPF

Organically rich shale gas and oil accumulations are drawing increasing attention worldwide as sources of significant natural gas and oil reserves.

Since 2008, YPF has led various exploration and development projects related to unconventional resources in Argentina, the most important being in the Vaca Muerta formation within Neuquina basin.

Hydraulic stimulation, a long time proven technology, allows these resources to be extracted in an efficient and environmentally-friendly way. Hydraulic stimulation consists of injecting high pressure fluids and sand into the wellbore to crack the rock and enable the trapped hydrocarbons in the formation to flow to the surface like in any conventional well.

On average, this technique uses water (99.5% can be recycled), additives (0.5%) and sand (to keep the cracks opened). These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in table salt), borate salts (cosmetics), potassium carbonate (detergents), guar gum (ice cream) and isopropyl alcohol (used in deodorants).

The water used for the development of these reservoirs is acquired from bodies of running water and it represents only a small percentage of the total flow. An example would be the development of unconventional resources in the Neuquina basin, which would consume only 0.1% of the flow of the Neuquén rivers within a given year. This accounts for much lower volumes than those used for agricultural and human consumption in the province.

The water handling process complies with all applicable environmental regulations. The policies for the use, treatment and reuse of the water are rigorous and detailed controls are carried out by the environmental authorities at both the provincial and national level.

The Vaca Muerta formation if found between 2,500 and 4,000 meters of depth, more than 2,000 meters below the water table, which is usually located at depths of 300-500 meters. See “—Risk Factors— Risks Relating to the Argentine Oil and Gas Business and Our Business — Our domestic operations are subject to extensive regulation” and “—Oil and gas activities are subject to significant economic, environmental and operational risks.”

YPF Holdings-Operations in the United States

Laws and regulations relating to health and environmental quality in the United States affect the operations of YPF Holdings, a 100% subsidiary of YPF. See “—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

In 1995 YPF acquired Maxus Energy Corporation (“Maxus”), a U.S. corporation headquartered in Dallas, Texas. In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals Company”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus had agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals Company prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals Company prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals Company to Occidental (the “1986 Stock Purchase Agreement”), Maxus is obligated to indemnify Chemicals Company and Occidental for certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used to conduct Chemicals Company’s business as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals Company and as to which Chemicals Company provided written notice prior to September 4, 1996, irrespective of when Chemicals Company incurs and gives notice of such costs.

Tierra Solutions Inc. (“Tierra”), a subsidiary of YPF Holdings, was formed to deal with the results of the alleged obligations of Maxus, as described above, resulting from actions or facts that occurred primarily between the 1940s and 1970s while Chemicals Company was controlled by other companies.

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

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore and/or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. As of December 31, 2013, more than 99% of our proved reserves were located in Argentina. We also own property outside Argentina, mainly in the United States. See “—Exploration and Production—Principal properties.”

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2013, we leased 85 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other service contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We may not have sufficient insurance to cover all the operating hazards that we are subject to,” “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—The oil and gas industry is subject to particular economic and operational risks” and “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We may incur significant costs and liabilities related to environmental, health and safety matters.”

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

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with a deductible of U.S.$2 million, in each and every loss . Certain types of incidents, such as intentional pollution and gradual and progressive pollution are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$1,500 million per incident, with varying deductibles of between U.S.$1 million and U.S.$10 million, including loss of production or profits with deductibles of 90 days for downstream operations and 60 days with a minimum deductible of U.S.$20 million for upstream operations.

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

In connection with losses or liabilities resulting from damages caused below the surface, we have agreed with some contractors that YPF assumes responsibility for indemnifying our contractors provided that such damages below the surface have not been caused by the negligence of the contractor in which case the contractor shall be liable up to a limited amount agreed by the parties in the E&P Services Agreements. However, we have also agreed with a number of contractors that YPF shall be responsible and shall indemnify contractors for damages or liabilities caused below the surface, unless such damages or liabilities result from the gross negligence or wilful misconduct of contractors, in which case contractor shall be liable in full or, in certain cases, up to a limited amount.

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

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration. The following limits and deductibles are applicable to our insurance coverage:

•	Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100%), with deductibles ranging from U.S.$0.75 million (100%) to U.S.$1.25 million (100%).

•	Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%) (U.S.$10 million (100%) in respect of incidents related to windstorms). Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

•	Loss of production following damage to insured property or extra expenses paid by the operator arising from an incident is covered up to a limit of U.S.$32.0 million (15%) with a waiting time of 60 days

•	Gulf of Mexico windstorm coverage is subject to a limit of U.S.$40 million (for the insured’s interest) with respect to each and every occurrence and in the aggregate in respect of Named Gulf of Mexico Windstorm (this limit applies across Property, OEE and Loss of Production); which is excess of a retention of U.S.$10 million (100%) each and every occurrence plus 90 days waiting time in respect of loss of production.

•	Coverage for third party liability arising from personal injury or loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is subject to a limit of U.S.$333.33 million (100%) per incident, with a U.S.$5,000 deductible (100%).

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

Article 3 of the Expropriation Law provides that the principles of the hydrocarbon policy of the Republic of Argentina are the following:

(a)	Promote the use of hydrocarbons and their derivatives to promote development, and as a mechanism to increase the competitiveness of the various economic sectors and that of the provinces and regions of Argentina;

(b)	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves;

(c)	Integrate public and private capital, both national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and nonconventional hydrocarbons;

(d)	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons in the short, medium and long term;

(e)	Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in the Republic of Argentina in this regard;

(f)	Promote the industrialization and sale of hydrocarbons with a high added-value;

(g)	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives; and

(h)	Export hydrocarbons produced in excess of local demand, in order to improve the trade balance, ensuring a rational exploitation of the resources and the sustainability of its exploitation for use by future generations.

According to Article 2 of the Expropriation Law, the National Executive Office will be responsible for setting forth this policy and shall introduce the measures necessary to accomplish the purpose of the Expropriation Law with the participation of the Argentine provinces and public and private capital, both national and international.

Creation of Federal Council of Hydrocarbons

Article 4 of the Expropriation Law provides for the creation of a Federal Council of Hydrocarbons which shall include the participation of (a) the Ministry of Economy, the Ministry of Federal Planning, the Ministry of Labor, and the Ministry of Industry, through their respective representatives; and (b) the provinces of Argentina and the City of Buenos Aires, through the representatives that each may appoint. According to Article 5 of the Expropriation Law, the responsibilities of the Federal Council of Hydrocarbons will be the following: (a) promote the coordinated action of the national and provincial governments, with the purpose of ensuring the fulfillment of the objectives of the Expropriation Law; and (b) adopt decisions regarding all questions related to the accomplishment of the objectives of the Expropriation Law and the establishment of the hydrocarbons policy of the Republic of Argentina that the National Executive Office may submit for consideration.

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

In accordance with article 9 of the Expropriation Law, the appointment of YPF S.A. Directors representing the expropriated shares shall be completed proportionately considering the holdings of the Argentine government and provincial governments, and one Director shall represent the employees of the Company.

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

See “Risk Factors—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with Law 26,741 (the “Expropriation Law”)” for a description of the Agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol, and “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the arrangement between Repsol and YPF for the withdrawal of certain claims and actions relating to such expropriation.

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

Decree No. 530/12

In connection with the Expropriation Law, Decree No. 530/12 of the National Executive Office provided for the temporary intervention of YPF for a period of thirty days which was extended by Decree 732/12 until our shareholders’ meeting held on June 4, 2012, with the aim of securing the continuity of its business and the preservation of its assets and capital, securing the provision of fuel and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s by-laws on the Board and/or the President of the Company were temporarily granted to Julio M. De Vido (the “Intervenor”). On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. At our general shareholders’ meeting held on June 4, 2012, our shareholders appointed new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company.”

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

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted to National Executive Office the authority to enact all necessary regulations in order to overcome the economic crisis which Argentina was then facing. The situation of emergency declared by Law No.25,561 has been extended until December 31, 2015 by Law No.26,896. The National Executive Office is authorized to execute the powers delegated by Law No.25,561 until such date.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted. The following are to overcome the economic crisis, including (1) the conversion into pesos of deposit, obligations and tariffs of public services, among others, (2) the imposition of customs duties on the export of hydrocarbons with instructions to the National Executive Office to set the applicable rate thereof. The application of these duties and the instruction to the National Executive Office have been extended until January 2017 by Law 26,732. See also “—Taxation” below.

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

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. A 12% royalty, and an additional 3% royalty in certain concessions for which the expiration has been extended (see “—Extension of Exploitation Concessions in the province of Neuquén, —Mendoza, —Salta, —Santa Cruz, —Chubut and —Tierra del Fuego” below), is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and natural gas volumes commercialized. Notwithstanding the foregoing, in the extension of our concessions in Santa Cruz, we agreed to a 10% royalty (instead of 12%) for nonconventional hydrocarbons. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to Resolution S.E. 435/04 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

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

Certain of our production concessions expire in 2017 (See “—Risk Factors— Risks Relating to the Argentine Oil and Gas Business and Our Business — Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.”). The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law provides that applications must be submitted at least six months prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

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

In addition, by Resolution 130/2013 of the Ministry of Economy published on April 19, 2013 in the Official Gazette, the Argentine Oil Fund was created. This fund will manage resources for an amount of up to U.S.$2,000 million, to provide loans or capital contributions or acquire financial instruments for the implementation of projects of exploration, exploitation, processing and marketing of hydrocarbons in relation to oil and gas companies in which the Argentine government has interest or the exercise of economic and political rights. See “Item 5—Operating and Financial Review and Prospects-Liquidity and Capital Resources.”

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

Decree No. 1208/2013 of the Province of Neuquén approves an agreement entered into between the Province of Neuquén and YPF S.A. dated July 24, 2013, that (i) separates from the Loma La Lata—Sierra Barrosa concession a surface area of 327.5 km2, (ii) incorporates the separated surface area into the Loma Campana concession and (iii) extends the Loma Campana concession to November 11, 2048, according to Decree 929/13.

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

(i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of U.S.$200 million, on the date specified in the agreement;

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

Negotiation of Extension of Concessions in the province of Tierra del Fuego

The Company has negotiated with the Executive office of the province of Tierra del Fuego the terms in order to extend the Tierra del Fuego and Chorrillos exploitation concessions which are jointly held by YPF (30%), Petrolera LF Company S.R.L. (35%), and Petrolera TDF Company S.R.L. (35%). Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L. were subsidiaries of Apache and have recently been acquired by us. The final agreement was executed by YPF, Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L. on December 18, 2013. The agreement grants an extension of the Tierra del Fuego concession until November, 2027 and an extension of the Chorrillos concession until November 2026.

Extension of Concessions in the province of Chubut

The Company has obtained the extension of the following concessions in the Province of Chubut:

•	El Tordillo – La Tapera and Puesto Quiroga Exploitation Concessions: On October 2, 2013 the Province of Chubut published the Provincial law approving the agreement for the extension of the El Tordillo, La Tapera and Puesto Quiroga concessions located in the Province of Chubut. YPF holds a 12.196% interest in these concessions while Petrobras Argentina S.A. holds a 35.67% interest and TECPETROL S.A. holds the remaining 52.133%. The concessions were extended for a period of 30 years as from 2017. The following are the main terms and conditions of the Extension Agreement entered into by and between the Province of Chubut and the Parties that hold interests in the Concessions:

(i)	To make initial payments to the Province of Chubut in an aggregate amount of U.S.$ 18 Million.

(ii)	To pay an extraordinary production royalty of 4% of the production of the areas included in the extension.

(iii)	To make disbursements and investments aimed at the conservation and protection of the environment.

(iv)	To maintain operational a minimum number of drilling and work-over rigs.

(v)	Upon expiration of the first ten years of the extension period, the Parties shall transfer and assign to PETROMINERA S.E., the provincial oil company, a 10% interest in the areas covered by the Extension Agreement.

•	Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol - Escalante – Escalante Exploitation Concessions: On December 26, 2013 YPF executed an agreement with the Province of Chubut for the extension of the original term of duration of these concessions. YPF holds a 100% interest in all the concessions except for the Campamento Central – Cañadón Perdido Concession where ENAP SIPETROL S.A. and YPF each hold a 50% interest.

The concessions were extended for a period of 30 years following the expiration of the original concession terms which ended in 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), in 2015 (Restinga Alí) and in 2016 (Manantiales Behr).

The following are the main terms and conditions agreed by and between YPF and the Province of Chubut.

(i)	To make initial payments to the Province of Chubut in an aggregate amount of U.S.$ 30 million.

(ii)	To pay an extraordinary production royalty of 3% of the production of the areas included in the extension agreement.

(iii)	To comply with a minimum investment program.

(iv)	To maintain a minimum number of drilling and work-over rigs operational.

(v)	To assign to PETROMINERA S.E., 41% of YPF’s interest in the El Tordillo, La Tapera and Puesto Quiroga exploitation concessions (equal to 5% of the total interest in the concessions).

ENAP SIPETROL S.A. has agreed to fulfill the obligations set forth in the extension agreement on a pro-rata basis relative to its participation interest in the Campamento Central – Cañadon Perdido concession agreement.

Extension of Exploitation Concessions in the Province of Salta

In October 2012, YPF entered into an agreement with the province of Salta to extend the original term of the exploitation concessions identified below, subject to the approval of the National Executive Office by decree in a sixty-day term.

The agreement was approved by Resolution No. 35/12 of Salta’s Secretariat of Energy on October 26, 2012 and Decree 3694/12 on December 6, 2012. The agreement was signed between YPF, Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma S.A.A.I. and the Province of Salta, and provides the following:

•	Concessions involved: exploitation concession on the following areas: Sierras de Aguaragüe, Campo Durán-Madrejones, La Bolsa and Río Pescado.

•	Exploitation concession terms, are extended for a 10-year term from the beginning of expiration of the original 25 year term, thus ending the extension on November 14, 2027.

•	Commitments: (i) to conduct in Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of U.S.$36 million, (ii) to recognize for the province a special, extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) to recognize for the province an additional payment, when conditions of extraordinary income are verified in the marketing of crude oil production and natural gas from concessions, when prices exceed U.S.$90/bbl in the case of crude oil and the equivalent of 70% of import prices in the case of natural gas, (iv) to pay the province, in aggregate, a one-time amount of U.S.$5 million as an extension bonus, (v) to make investments for a minimum amount of U.S.$30 million, in aggregate, in additional exploration work to be implemented in the concessions, subject to certain conditions and (vi) to invest U.S.$1 million, in aggregate, in the implementation of social infrastructure projects in the province.

Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas).

Additionally, prior approval of the Argentine government is required:

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

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us had been exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Regulation No. 27/04 and Resolutions Nos. 265/04, 659/04 and 752/05 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “—Market Regulation— Natural gas export administration and domestic supply priorities.”

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

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime as described above.

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

In addition, on May 3, 2012, the Expropriation Law was passed by the Argentine Congress and, on May 7, it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Furthermore, Decree No. 1277/12 derogated main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 form Decree No. 1212/89 and sections 3 and 5 from Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules,” regulating Law No. 26,741. This regulation creates the Commission, which among other matters is entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should permit covering up production costs and obtaining a reasonable profit margin. See “The Expropriation Law” and “Decree No. 1277/2012.”

On July 15, 2013 Decree No. 929/2013 was published in the Official Gazette. Decree 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotion Regime”), both for conventional and unconventional hydrocarbons to be applied across the Argentine territory. Applications to be included in this Promotion Regime may be filed by subjects duly registered with the National Registry of Hydrocarbon Investments who are holders of exploration permits and/or exploitation concessions and/or third parties associated with those holders and who submit an Investment Project for Hydrocarbon Exploitation (the “Investment Project”) to the Commission of Strategic Planning and Coordination of the National Hydrocarbons Investment Plan created by Decree No. 1,277/12, entailing a direct investment in foreign currency of at least U.S.$ 1 billion, calculated at the time of submission of the Investment Project, and to be invested in the first five years of the Project. Beneficiaries to this Promotion Regime shall enjoy the following benefits, among others: i) they shall be entitled, under the terms of Law No. 17,319, as from the fifth anniversary of the start-up of their respective Investment Project, to freely export 20% of the production of liquid and gaseous hydrocarbons produced under such Projects, at a 0% export tax rate, if applicable; ii) they shall freely dispose of 100% of the proceeds derived from the export of the hydrocarbons mentioned in i) above, provided the approved Investment Project would have generated an inflow of foreign currency into Argentina’s financial market equal to at least U.S.$ 1 billion, following the requirements mentioned above; iii) the Decree sets forth that if hydrocarbon production in Argentina is not enough to cover domestic supply needs in accordance with section 6 of Law No. 17,319, beneficiaries to the Promotion Regime, as from the fifth anniversary of the start-up of their respective Investment projects, shall be entitled to obtain, in relation to the aforementioned exportable rate of liquid and gaseous hydrocarbons produced in said Projects, a price not lower than the reference export price calculated without deducting any export duties that would have been applicable.

Additionally, the Decree created a new type of concession for the “Exploitation of Unconventional Hydrocarbons,” consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied to reservoirs located in geological formations of schist and slates (shale gas or shale oil), tight sands (tight oil and tight gas), coal layers (coal bed methane) and, in general, from any reservoir that presents low-permeability rock as its main feature. In this respect, the Decree provides that holders of exploration permits and/or exploitation concessions that are beneficiaries of the Promotion Regime shall be entitled to apply for a “Concession for Unconventional Hydrocarbons Exploitation.” Likewise, holders of a Concession for Unconventional Hydrocarbons Exploitation who are also holders of an adjacent and pre-existing concession may request the unification of both areas into a single unconventional exploitation concession, provided the geological continuity of such areas is duly proven.

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

Refined products

In April 2002, the Argentine government and the main oil companies in Argentina, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Oil was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel oil at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between this fixed price and the market price through export duty credits. Subsequent agreements entered into between the Argentine government and the main oil companies in Argentina extended the subsidy scheme until December 2009, while the aforementioned fixed price was revised from time to time, the current price being Ps.2.50 per liter.

In March 2009, Executive Decree No. 1390/09 empowered the Chief of Staff to sign annual agreements extending the diesel oil subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, or with cash. As of the date of this annual report, execution of the annual agreements for the fiscal years 2010 and 2011 is pending. Nevertheless, the subsidy scheme has continued to be in place on the basis of the monthly communications issued by the Argentine Secretariat of Transport notifying oil companies of the volumes to be delivered to each beneficiary of the scheme at the fixed price, and the Argentine government has continued to compensate oil companies for deliveries of diesel oil made under the scheme. Additionally, as of the date of this annual report, agreements for the fiscal years 2012 and 2013 have been executed.

Over the past months, the Argentine Secretariat of Transport has substantially reduced the volumes of diesel oil subsidized under this scheme. In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the National Antitrust Commission (“CNDC”) a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel oil to public bus transportation companies. The alleged conduct consists of selling bulk diesel oil to public bus transportation companies at prices higher than the retail price charged in service stations. On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby, effective from the date of the resolution, (i) each of these five oil companies was ordered to sell diesel oil to public bus transportation companies at a price no higher than the retail price charged by its nearest service station, while maintaining both historic volumes and delivery conditions; and (ii) created a price monitoring scheme for both the retail and the bulk markets to be implemented by the CNDC. YPF challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution have been temporarily suspended. See “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, possible contingencies—CNDC investigation.”

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell and Axion (previously Esso) were ordered to supply jet fuel for domestic and international air transport at a price, net of taxes, not to exceed by 2.7% the price, net of taxes, of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The above mentioned resolution benefits companies that operate in the field of commercial passenger and/or cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Argentine Secretariat of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce suggested the implementation of a price surveillance system by the CNDC. YPF appealed the Resolution and on May 15, 2012 it was notified that the Federal Civil and Commercial Court of Appeals accepted YPF’s presentation and suspended the effectiveness of Resolution No. 17/2012 until the final judgement regarding its legality. On August 31, 2012 YPF was notified of the decision of such Court of Appeals who declared the Resolution to be null, on the basis of lack of authority of the Argentine Secretariat of Domestic Commerce. This decision was appealed by the Secretariat and a final judgment is pending.

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

Resolution S.E. No. 1679/04 reinstalled the registry of diesel oil and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel oil or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Direction to determine the amounts of diesel oil to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel fuel is necessary to obtain authorization to export the products included under Decree No. 645/02 (crude, fuel oil, diesel fuel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

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

In addition, an May 3, 2012, the Expropriation Law was enacted by the Argentine Congress and, on May 7, 2012 it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Furthermore, Decree No. 1277/12 derogated main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 form Decree No. 1212/89 and sections 3 and 5 from Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules,” regulating Law No. 26,741. This regulation creates the Commission, which among other matters is entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should permit covering up production costs and obtaining a reasonable profit margin. See “The Expropriation Law” and “Decree No. 1277/12.”

On April 10, 2013, Resolution 35/2013 of the Argentine Secretariat of Domestic Commerce, determined a price cap for fuel at all service stations for period of six months, which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified of the Annex of the Resolution.

On December 30, 2013, the Planning and Strategic Coordination Commission of the National Hydrocarbon Investment Plan (Comisión Nacional de Planificación y Coordinación Estratégica del Plan Nacional de Inversiones Hidrocarburíferas) approved, through Resolution No. 99/2013, the general rules for the grant of quotes of liquid fuels volumes allowed to be imported by locally registered companies, including, among others, oil companies registered in the relevant registries of the Secretariat of Energy. These Rules regulate the requirements, grant of volumes to be imported and other conditions to be complied with by the companies that wish to import liquid fuels free of the tax on liquid fuels (imposed by Law 23.966) and the tax on diesel oil (imposed by Law 26.098), jointly with other fuels up to a maximum aggregate amount of 7 million m3.

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

On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

The purpose of the Agreement 2007-2011 was to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “Agreed Demand Levels”). Producers that have entered into the Agreement 2007-2011 would commit to supply a part of the Agreed Demand Levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d). The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the Agreed Demand Levels. In order to guarantee any domestic market demand of natural gas in excess of the Agreed Demand Levels, Resolution S.E. No. 599/07 maintains the effectiveness of the Resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export administration and domestic supply priorities.” The Resolution also states that the Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

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

Thereafter, on April 19, 2012, December 18, 2012 and December 19, 2013, YPF signed the 2012, 2013 and 2014 extensions of the Complementary Agreement, respectively.

Executive Decree No. 2067/08 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund is funded through the following mechanisms: (i) various tariff charges which are paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. This decree has been subject to different judicial claims and judges throughout the country have issued precautionary measures suspending its effects. On November 8, 2009, ENARGAS published Resolution No. 1982/11, which supplements Decree No. 2067/08. This Resolution adjusts the tariff charges established by Executive Decree No. 2067/08 to be paid by users in the residential segment and gas processing and electric power companies, among others, starting December 1, 2011. On November 24, 2011, ENARGAS issued Resolution No. 1991/11, which extends the type of users that will be required to pay tariff charges. YPF has challenged these Resolutions. On April 13, 2012, a precautionary measure was granted regarding the processing plant El Porton, suspending the effects of these Resolutions with respect to such plant.

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

On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/10, which approves new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

•	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of the Agreement 2007-2011 ratified by the Resolution No. 599/07. See “—Exploration and Production—Delivery commitments.”

•	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follows the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed the Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled with exports last in order of priority.

•	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

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

On December 2012, YPF and other gas producing companies of Argentina agreed with the Commission to establish an incentive scheme for the additional injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural

Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies are invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of 7.5 U.S.$/MBTU for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five (5) years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. On May 23, 2013 the Commission approved the project submitted by YPF.

Natural gas export administration and domestic supply priorities

In March 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surplus of natural gas;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas, filed or to be filed before the Argentine Secretariat of Energy; and

•	the authorization to the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

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

In June 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 659/04, which established a new program to assure natural gas supply to the domestic market (which substitutes for program created by Regulation No. S.S.C. 27/04). Under Resolution S.E. No. 659/04 (amended by Resolution S.E. No. 1,681/04), natural gas exports may be restricted due to shortages of natural gas in the domestic market, because exporting producers may be required to supply additional volumes of natural gas to the domestic market beyond those that they are contractually committed to supply. The export of natural gas under current export permits is conditioned on the fulfillment of additional supply requirements imposed on exporting producers by governmental authorities.

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

By means of Resolution S.E. No. 1329/06, later supplemented by Note SSC No. 1011/07, the Argentine Secretariat of Energy forced producers to give first priority in their injections of natural gas into the gas pipelines to certain preferential consumers and obligated transportation companies to guarantee these priorities through the allocation of transportation capacity. In general, these regulations subordinate all exports of natural gas to the prior delivery of natural gas volumes that are sufficient to satisfy domestic market demand.

Also, beginning during the severe Argentine winter in 2007 and continuing thereafter, we and most gas producers, as well as the transportation companies in Argentina, received instructions from the government to decrease exports, except for certain volumes addressed to satisfy Chilean residential consumptions and other specific consumptions.

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

On July 5, 2013, Resolution No. 429 of the Argentine Secretariat of Energy was published in the Official Gazette, approving the extension of the Complementary Agreement for the provision of LPG bottles of 10, 12 and 15 kilograms for residential users for year. Similar terms to those of the 2012 extension (Resolution No. 77 dated March 16, 2012) were included in the 2013 extension.

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

Export taxes

In 2002, the Argentine government began to implement customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and gasoline and diesel oil to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG.

Resolution No. 394/07 of the Ministry of Economy, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeds the reference price, which was fixed at U.S.$60.9/barrel, the producer should be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate would apply. If such price was under U.S.$45/barrel, the applicable export tax was to be determined by the Argentine government within a term of 90 business days. By Resolution No. 1/2013 of the Ministry of Economy and Public Finances, Resolution No. 394/07 was amended, increasing cutoff values from 42 U.S.$/barrel to U.S.$70/barrel, and reference price from U.S.$60.9 to U.S.$80 for crude oil. This means that when the international price of crude oil is over U.S.$80/barrel, the local producer shall be allowed to collect at U.S.$70/barrel, with the remainder being withheld by the Argentine government.

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

There can be no assurances as to future levels of export taxes.

Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the deregulation of the upstream oil industry, allowed us and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons we produce. Additionally, under Decree No. 1,589/89, we and other oil producers were entitled to keep outside of Argentina up to 70% of foreign currency proceeds we received from crude oil and gas export sales, but were required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion which would have effectively required us to liquidate 100% of our export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89 based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70%/30% regime set out in Decree No. 1,589/89. Nevertheless, the uncertainty generated by the opinion of Argentina’s Attorney General resulted in a legal proceeding described under “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, remote contingencies—Proceedings related to foreign currency proceeds.”

Decree No. 1722/2011, of October 26, 2011, re-established Decree No. 2581/64 and requires all oil and gas companies (including YPF), among other entities, to repatriate 100% of their foreign currency export receivables.

ITEM 4A. Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

ITEM 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2013, we had consolidated revenues of Ps.90,113 million (U.S.$13,825 million) and consolidated net income of Ps.5,079 million (U.S.$779 million).

Presentation of Financial Information

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. Our Audited Consolidated Financial Statements are fully compliant with IFRS.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions. Interest in joint operations and other agreements which give the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract.

On March 20, 2009, the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolution No. 26 on the “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” Such resolution was approved by the CNV through General Resolution No. 562/09 on December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 17,811. Compliance with such rules was mandatory for YPF for the fiscal year which begun on January 1, 2012, with transition date of January 1, 2011.

The financial data contained in this annual report as of December 31, 2013, 2012 and 2011 and for the years then ended has been derived from our Audited Consolidated Financial Statements included in this annual report. See Note 14to the Audited Consolidated Financial Statements.

Finally, certain oil and gas disclosures are included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We report our business into the following segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts (“Exploration and Production”); (ii) the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”). Other activities not falling into the previously described categories are reported under a separate segment (“Corporate and Other”), principally including corporate administration costs and assets, environmental matters related to YPF Holdings (see Note 3 to our Audited Consolidated Financial Statements) and construction activities. See “Item 4. Information on the Company—Business Organization.”

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of pesos)
Revenues	90,113	67,174	56,211
Cost of sales	(68,571)	(50,267)	(41,143)

Gross profit	21,542	16,907	15,068
Administrative expenses	(2,686)	(2,232)	(1,822)
Selling expenses	(7,571)	(5,662)	(5,438)
Exploration expenses	(829)	(582)	(574)
(Expense)/Other income, net	704	(528)	(46)
Operating income	11,160	7,903	7,188
Income (Loss) on investments in companies	353	114	685
Financial income (expense), net	2,835	548	(287)

Net income before income tax	14,348	8,565	7,586
Income tax	(2,844)	(2,720)	(2,495)
Deferred tax	(6,425)	(1,943)	(646)

Net income	5,079	3,902	4,445
Total other comprehensive income	12,031	4,241	1,852

Total comprehensive income	17,110	8,143	6,297

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation on domestic pricing;

•	export administration by the Argentine government and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures and financing availability for the Company;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in the country;

•	taxes, including export taxes;

•	regulations of capital flows;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such us import regulations; and

•	interest rates.

Our business is inherently volatile due to the influence of exogenous factors such as internal demand, market prices, financial availability for our business plan and the corresponding cost, and government regulations. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of future financial condition, results of operations or trends in future periods. See additionally “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

        Our operating income in 2013 increased by approximately 41 % compared to 2012. This increase was attributable to, among other things, the increased in diesel oil and gasoline domestic prices and the increase in volumes sold of gasoline and fuel oil. The aforementioned effects were partially offset by an increase in depreciation of fixed assets, increased prices of crude oil purchased from third parties, increased volumes of refined products (principally diesel and gasoline) purchased from third parties mainly as a consequence of the incident suffered by our La Plata refinery (see below), increased royalties (driven mainly by higher prices of crude oil at the wellhead), higher costs of sales and general cost increases (mainly preservation, repair and maintenance costs, salaries and social security costs and costs of services rendered by third parties). This increase in costs is attributable mainly to our increased activity and price increases in Argentina.

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall (which was the maximum ever recorded in the area). The heavy rainfall disrupted refinery systems and caused a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. The Coke A unit has been shut down permanently since the storm, and, after a significant restoration effort, the Topping C unit resumed operations up to its full nominal capacity in late May 2013. The industrial complex is insured for damage and loss of profits caused by the incident under our insurance policy. As of December 31, 2013 we have recognized in our result of operations U.S.$ 300 million relating to the partial compensation of Coke A damages and operational losses for 2013 from our insurance coverage. (See “Item 4. Information on the Company—Insurance—Argentine Operations”).

In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has 6 tanks, 4 of which are for processing and 2 are for dispatch of treated crude oil, concentrates the production of 10 fields in the Malargue area, which constitutes a daily production of approximately 9,200 barrels of oil and represents 3.8% of the oil production of YPF. As of the date of this annual report, the fire has been completely extinguished and maintenance works have commenced to reinitiate operations of the surrounding facilities, which had been preventatively shut down due to the risk of being affected, and to work on reestablishing production. The technical personnel of the company are currently defining the plan for the total resumption of activities in the coming days. In addition we are in the process of gathering the necessary information to make a claim under our existing insurance coverage.

Macroeconomic conditions

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in Argentina. Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. You should make your own investigation about Argentina and prevailing conditions in that country before making an investment in us.

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

After vigorous growth in 2010 and2011, several factors led to a decrease in growth of the Argentine economy in 2012 and 2013. The growth of the global economy was not as strong as expected following the easing of U.S. economic crisis that started in 2007, and financial volatility continued at high levels. Although global economic activity increased during the second half of 2013, downward revisions to growth forecasts in some economies highlight continued fragilities, and downside risks remain. This creates uncertainty about the future behavior of developed and emerging economies. Locally, among other factors, key agricultural sectors suffered from a heavy drought, reducing production and Argentine exports. Private consumption remained positive, although growing at a slower pace than projected.

In this framework, according to the IMF’s estimates, in 2013, global economic growth reached 3%, although the rate of growth or, in some cases, contraction, varied significantly from region to region. Additionally, according to the IMF, global output is projected to expand by approximately 3.7% in 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 3%.

The official exchange rate of the Argentine peso against the U.S. dollar as of December 31, 2013, was Ps.6.52 per U.S.$1.00, reflecting an approximate 32.5% depreciation of the peso relative to the U.S. dollar compared to December 31, 2012 (Ps.4.92 per U.S.$1.00). In addition, the Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). The Argentine government is analyzing certain measures in response to such devaluation and the impact on the rest of the economy, including inflation. In this framework, recent negotiations between crude oil producers, refineries and the Argentine government have led to an informal agreement to pass through the effect of the previously mentioned devaluation to crude oil and refined products during the coming months in gradual terms, with the objective to mitigate the economic effects in the rest of the Argentine economy.

Argentina has confronted inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively; the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7% 13.1% and 14.7% , respectively. In 2014, the Argentine government established a new consumer price index (“IPCNU”) which more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to the IPCNU, inflation for January and February 2014 was 3.7% and 3.4%, respectively. See “Item 3. Risk Factors—Risks Relating to Argentina- Our business is largely dependent upon economic conditions in Argentina.”

During 2013, Argentina’s trade balance was a surplus of approximately U.S.$9,024 million according to preliminary estimates from INDEC, compared to total exports of approximately U.S.$83,026 million during 2013, which represents a 3% increase compared to 2012, and total imports were approximately U.S.$74,002, which represents an 8% increase compared to 2012.

In Argentina, domestic fuel prices have increased over the past five years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the market conditions and regulations affecting the Argentine market. Nonetheless, the gap between domestic and international prices for certain products has narrowed from time to time as a result of the increase in domestic fuel prices.

In 2005, Argentina successfully restructured a substantial portion of its sovereign bonds and settled all of its debt with the IMF. In June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, approximately 91% of the bond indebtedness on which Argentina had defaulted in 2002 was restructured. Certain bondholders did not participate in the restructuring and instead sued Argentina for payment. In late October 2012, the United States Court of Appeals for the Second Circuit rejected an appeal by Argentina concerning payments allegedly due on bonds that had not been the subject of the swaps in 2005 and 2010. On November 21, 2012, the United States District Court for the Southern District of New York ordered Argentina to make a deposit of U.S.$1,330 million for payment to the holdout bondholders. Argentina appealed the District Court’s November 21 order to the Second Circuit Court of Appeals, which granted Argentina’s request for a stay of the order. On March 19, 2013, Argentina submitted to the Second Circuit a proposed payment plan for holdout bondholders. That proposal was rejected by the plaintiff holdout bondholders on April 19, 2013. On August 30, 2013, the Second Circuit Court of Appeals affirmed the District Court’s November 21, 2012 order, but stayed its decision pending an appeal to the Supreme Court of the United States.

On September 3, 2013, the District Court granted plaintiff holdout bondholders’ requests for discovery from Argentina and certain financial institutions concerning, among other things, Argentina’s assets and the relationship between Argentina and YPF. In January 2014, the United States Supreme Court accepted an appeal by Argentina concerning the permissible scope of discovery into its assets. Litigation initiated by holdout bondholders has resulted, and may result, in material judgments against Argentina and could result in attachments of or injunctions relating to assets of or deemed owned by Argentina. Such attachments or injunctions could have a material adverse effect on the country’s economy and also affect our ability to access international financing or repay our obligations.

In connection with the holdout bondholder litigation in New York federal court against the Republic of Argentina (to which YPF is not a party), the bondholders had served subpoenas on various financial institutions in New York seeking the production of documents concerning the accounts and transfers of hundreds of entities allegedly owned or controlled, in whole or in part, by the Republic of Argentina, including YPF. At a hearing on September 3, 2013, the New York judge ruled that this discovery from those institutions can go forward as to, among others, the accounts of YPF, in order for the bondholders to determine if those documents might support an argument that YPF is the alter ego of the Republic of Argentina. Notably, the New York courts previously held that Banco de la Nación Argentina is not an alter ego of Argentina, and a California Magistrate Judge has recently ruled that bondholders’ factual allegations made in support of asset discovery were insufficient to find YPF to be an alter ego of Argentina. YPF is not a recipient of any such subpoenas and, as such, has no obligation to produce discovery or otherwise participate in discovery.

We cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina”.

Energy consumption in Argentina has increased significantly since 2003. Continued growth in demand has led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. As a result of this increasing demand, declines in production of certain products and companies in our industry, and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, in the recent years, Argentina has increased its natural gas and refined products imports.

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel fuel and gasoline products for the periods indicated.

	Year Ended December 31,
	2013	2012	2011
Crude Oil in Argentina
Production (mmbbl)	191.7	197.3	208.9
Exports (mmbbl)	13.7	21.8	21.7
Imports (mmbbl)	2.6	—	—
Diesel oil in Argentina
Sales (mcm)(1)	14,490.6	14,076.4	14,680.2
Production (mmbbl)	11,680.8	11,978.2	12,091.5
Exports (mcm)	—	—	—
Imports (mcm)	2,427.1	1,348.7	1,994.8
Gasoline in Argentina
Sales (mcm)(1)	8,579.7	7,846.3	7,320.2
Production (mmbbl)	7,609.8	7,301.1	6,853.6
Exports (mcm)	14.0	—	1.3
Imports (mcm)	378.7	53.0	143.0

(1)	Includes domestic market sales.

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

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•	Price administration. In order to support economic growth, the Argentine government has sought a number of policies and measures to limit increases in hydrocarbon prices which could affect directly final consumers (See additionally “—Macroeconomic conditions”). Notwithstanding the foregoing, and for certain products, the Argentine government has implemented from time to time certain price and investment incentives which allowed companies to receive increased prices mainly in connection with investments and certain sales (See “—Gas programs” and “—Refining Plus and Petroleum Plus programs”). As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched increases or decreases at the pace of international and regional prices.

•	Export administration. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations partially restricting the export of certain hydrocarbon products. These regulations have impacted our export sales as described in “—Declining export volumes.”

•	Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices have surged. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

•	Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel fuel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Cost of sales.”

•	Gas programs. a) The Argentine Secretariat of Energy, by Resolution S.E. No. 24/2008 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program is not subject to the prices set forth in the Agreement 2007-2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas;” b) On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of 7.5 U.S.$/MBTU for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to approval by the Commission The projects will have a maximum term of five (5) years, renewable at the request of the company, upon decision of the Commission. If the company in a given month does not reach the committed production increase it will be required to make up for such volumes not produced. On May 23, 2013 the Commission approved the project submitted by YPF; c) On November 29, 2013, Resolution 60/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program for Companies with Reduced Injection.” Under this regulation, gas producing companies with a natural gas average injection lower than 3,500,000 cubic meters per day during the six months preceding the issuance of Resolution 60/2013 may apply, including those with no gas injection at all. Companies were invited to file with the Commission before March 31st, 2014 projects to increase natural gas injection. Companies which currently participate in the “Natural Gas Additional Injection Stimulus Program” and are eligible for the new program, may withdraw from the original program and apply to the new program. Projects may have a maximum term of four (4) years, and participants may petition the Commission for a one-year extension, granted at the Commission’s discretion. The program sets a range of guaranteed prices (7.5 U.S.$/MBTU—4 U.S.$/MBTU) depending on the natural gas injection performance of each producer.

•	Refining Plus and Petroleum Plus programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulation of these programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In February 2012, by Notes Nos. 707/12 and 800/12 of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” and the “Petroleum Plus” programs have been temporarily suspended. The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives sought by the programs have already been achieved.

•	Sworn declaration regarding imports. On January 5, 2012, the Federal Administration of Public Revenue ( “AFIP”) issued Resolution No. 3252, which requires importers to submit a sworn declaration prior to the placing of a purchasing order for all imports to Argentina, with effect from February 1, 2012. Depending on the nature of the goods to be imported as well as other criteria, certain State agencies may have access to this declaration and can raise objections. The criteria for the approval or rejection of the sworn declaration are not legally defined.

•	Cross-border services information reporting. On February 9, 2012, the AFIP issued Resolution No. 3276, which requires Argentine individuals and companies that employ the services of providers located outside of Argentina, where the fee for such services is equal to or greater than U.S.$100,000, to submit a sworn declaration in respect of such services, with effect from April 1, 2012.

During 2012, the Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic.” Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission, which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their

Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that it may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and according to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17.319, the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,012/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Upon the passage of the Expropriation Law, the Argentine government gained control over the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law.”

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export administration, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price administration, generally not kept pace with international and regional prices. Notwithstanding the foregoing, and as a result of export taxes affecting hydrocarbon products (“Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government— Exploration and Production.”), net sale prices in the export market do not materially differ from those prevailing in the domestic market.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2013	2012	2011
	(units sold)
Product
Natural gas (mmcm)	27	45	91
Gasoline (mcm)	74	184	290
Fuel oil (mtn)(1)	567	544	490
Petrochemicals (mtn)	281	335	334

(1)	Includes bunker oil sales of 567,544 and 490 mtn for the years 2013, 2012 and 2011, respectively.

Due to the decreased export product volumes indicated above, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 13.3%, 11.5% and 14.2%, of our consolidated revenues in 2013, 2012 and 2011, respectively. Export duties are accounted for as tax expenses in our Audited Consolidated Financial Statements.

The Argentine government currently requires companies intending to export crude oil, diesel fuel and LPG to obtain prior authorization from the Argentine Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel oil production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel oil have been substantially restricted.

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

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, sales of natural gas are still typically much higher in the winter to the residential sector of the Argentine domestic market, the prices for which are significantly lower than other sectors of the Argentine market. Notwithstanding the foregoing, on February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of 7.5 U.S.$/MBTU for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five (5) years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced.

Critical Accounting Policies

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly-traded entities subject to Law No. 17,811. The application of such rules was mandatory for YPF for the fiscal year which began on January 1, 2012.

Our accounting policies are described in Note 1 to the Audited Consolidated Financial Statements. IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities in our financial statements. Actual results could differ from those estimates. We consider the following policies or matters to be most critical in understanding the judgments that are involved in preparing our Audited Consolidated Financial Statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

•	Functional and reporting currency. See Note 1.b.1) to the Audited Consolidated Financial Statements.

•	Impairment of long-lived assets. See Note 1.b.8) to the Audited Consolidated Financial Statements.

•	Depreciation of oil and gas producing properties. See Note 1.b.6) to the Audited Consolidated Financial Statements.

•	Asset retirement obligations. See Note 1.b.6) to the Audited Consolidated Financial Statements.

•	Environmental liabilities, litigation and other contingencies. See Note 3 and 11 to the Audited Consolidated Financial Statements.

•	Income tax and deferred tax. See Note 10 to the Audited Consolidated Financial Statements.

In addition, for information regarding to our estimation of oil and gas reserves, see “Item 4—.Information on the Company—Exploration and Production—Oil and Gas reserves.”

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Revenues

Revenues include primarily our consolidated sales of crude oil and natural gas and refined fuel and chemical products net of the payment of applicable fuel transfer taxes and turnover taxes. Custom duties on exports are accounted as selling expenses in our consolidated results of operations. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted from revenues. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note1.b.16 to the Audited Consolidated Financial Statements.

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of pesos)
Inventories at beginning of year	6,992	6,006	3,748
Purchases for the year	26,323	17,974	17,679
Production costs(1)	42,980	32,374	25,354
Translation effect	2,227	835	368
Inventories at end of year	(9,881)	(6,922)	(6,006)

Cost of sales	68,571	50,267	41,143

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of pesos)
Salaries and social security costs	4,211	3,229	2,430
Fees and compensation for services	393	251	247
Other personnel expenses	1,108	782	684
Taxes, charges and contributions	1,123	590	426
Royalties and easements	5,845	4,444	3,518
Insurance	520	208	160
Rental of real estate and equipment	1,747	1,315	943
Depreciation of fixed assets	10,766	7,832	6,141
Amortization of intangible assets	95	90	61
Industrial inputs, consumable material and supplies	1,992	1,447	989
Operation services and other service contracts	2,540	2,555	3,006
Preservation, repair and maintenance	7,673	5,690	3,988
Contractual commitments	167	212	88
Transportation, products and charges	2,582	2,002	1,211
Fuel, gas, energy and miscellaneous	2,218	1,727	1,462

Total	42,980	32,374	25,354

Our cost of sales accounted for 76.1% and 74.8% of our consolidated revenues in 2013 and 2012, respectively. Our cost of sales increased by 36.4% from 2012 to 2013, mainly as a result of: increased purchases of crude oil from third parties, driven mainly by the increased oil price in the domestic market mainly during 2013; increased purchases of refined products (principally gasoline and diesel) from third parties, mainly as a result of the incident at our La Plata refinery in April 2013; increased royalties, driven mainly by higher crude oil prices at the wellhead as a result of the foregoing; higher labor costs; higher costs related to the renegotiation of certain service contracts; and increased depreciation of fixed assets as a result of the higher investment in fixed assets and asset remeasurement in pesos, as a result of depreciation of the Argentine peso against the U.S. dollar, which is our the functional currency.

Other income/(expense), net

Other income/(expense), net principally includes reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits. For the year ended December 31, 2013, Other income also includes U.S.$ 300 million relating to the partial compensation of Coke A damages and operational losses for 2013 related to our insurance coverage for the La Plata refinery incident in April 2013 (See additionally Note 11.b to the Audited Consolidated Financial Statements).

Financial income/(expense), net

Financial income/(expense), net consists of the net of gains and losses on interest paid and interest earned and foreign currency exchange differences.

Taxes

The effective income tax rates for the periods discussed in this annual report differ from the statutory tax rate (35%) mainly because: the registration of the deferred income tax as a result of the effect of applying the current tax rate (35%) on the difference generated between the tax basis of fixed and intangible assets (for which any reameasure from the original value in pesos is not acceptable under income tax law) and their book value under IFRS, measured in its functional currency and converted into pesos as described in Note 1.b.1) to our Audited Consolidated Financial Statements. See Note 10 to the Audited Consolidated Financial Statements for a more detailed description of the difference between statutory income tax rate and effective income tax rate.

Results of Operations

Consolidated results of operations for the years ended December 31, 2013, 2012 and 2011

The following table sets forth certain financial information as a percentage of net revenes for the years indicated.

	Year Ended December 31,
	2013	2012	2011
	(percentage of revenues)
Revenues	100.0	100.0	100.0
Cost of sales	(76.1)	(74.8)	(73.2)

Gross Profit	23.9	25.2	26.8
Administrative expenses	(3.0)	(3.3)	(3.2)
Selling expenses	(8.4)	(8.4)	(9.7)
(Expense)/ Other income, net	0.8	(0.8)	(0.1)
Exploration expenses	(0.9)	(0.9)	(1.0)

Operating Income	12.4	11.8	12.8

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. Due to the decreased export product volumes, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 13.3%, 11.5% and 14.2%, of our consolidated revenues in 2013, 2012 and 2011, respectively.

Domestic Market

Year Ended December 31,
	2013		2012		2011
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)
Natural gas	11,092 mmcm	817/mcm	12,176 mmcm	375/mcm	12,170 mmcm	341/mcm
Diesel fuel	8,098 mcm	4,277/cm	8,029 mcm	3,409/cm	8,546 mcm	2,613/ cm
Gasoline	4,545 mcm	3,895 /cm	4,128 mcm	3,000/ cm	3,884 mcm	2,400/ cm
Fuel oil	734 mtn	2,963 /ton	736 mtn	2,467/ton	353 mtn	1,997/ton
Petrochemicals	579 mtn	4,189/ton	609 mtn	3,210/ton	665 mtn	2,669/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets

Year Ended December 31,
	2013		2012		2011
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)
Natural gas	27 mmcm	4,540/mcm	45 mmcm	3,096/mcm	91 mmcm	2,115/mcm
Gasoline	74 mcm	5,274/ cm	131 mcm	4,398/ cm	290 mcm	2,730/ cm
Fuel oil	567 mtn	3,157/ton	544 mtn	2,777/ton	490 mtn	2,507/ton
Petrochemicals(2)	281 mtn	5,262/ton	335 mtn	4,521/ton	334 mtn	4,038/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues in 2013 were Ps.90,113 million, which represented a 34.1% increase compared to Ps.67,174 million in 2012. Among the main causes that contributed to the increase in revenues, we highlight the following:

•	Diesel oil sales revenues increased in 2013 by approximately Ps.7,259 million compared to 2012, which represented an increase of 27%. In addition, the average price for diesel mix during 2013 increased by approximately 25.4% compared to 2012. This effect was accompanied by a slight increase in sales volumes of approximately 1%. The latter is expressed primarily in our Eurodiesel and Diesel 500 products at retail segment, partially offset by decreased sales volumes of Ultradiesel to the retail and transport segments;

•	With respect to the gasoline, during 2013, there was an increase in volumes sold compared to the same period in 2012 of approximately 10.1% (12.7% if only “unleaded” gasoline is considered). In addition, during 2013, the average price for the gasoline mix during 2013 increased by approximately 29.8%, compared to 2012. These factors represented a net increase in gasoline revenues during 2013 of approximately Ps.5,320 million compared to 2012, which represents an increase of 43%;

•	Fuel oil revenues increased in 2013 by approximately Ps. 359 million compared to 2012 in domestic market, which represented an increase of approximately 19.8%. Volumes sold in local market were flat during 2013 when compared to 2012 (734,000 tons versus 736,000 tons), having been mainly provided to the electricity generation market. Volumes had substantially increased during the first quarter of 2013, but were affected by the lower processing capacity temporarily at the La Plata refinery due to the storm on April 2, 2013. In addition, fuel oil prices increased approximately by 20.1% during 2013 compared to 2012;

•	Crude oil sales to third parties revenues increased in 2013 by approximately Ps.1,702 million compared to 2012, which represented an increase of 298%. This increase was due to the temporary lower processing capacity in La Plata refinery, as mentioned elsewhere in this annual report, crude oil volumes in excess of amounts processed by our Downstream segment were sold to local third parties which represented an increase of 123,000 cm, and also there were exports sales of 378,000 cm in 2013;

•	Natural gas revenues from sales in Argentina increased in 2013 by approximately Ps.4,492 million compared to 2012, which represented an increase of 98%. This increase was due to a partial recovery in prices obtained in certain segments in the domestic natural gas market, such as CNG, power generation plants and some industries. In addition, during 2013, we recorded revenues related to the Incentive Scheme for Additional Injection of Natural Gas, set by Resolution No. 1/2013 from Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments. The increase was partially offset by a decrease mainly in sales to the power generation segment and secondarily in the CNG.

•	Grain and related products commercialization revenues increased in 2013 by Ps.1,013 million compared to 2012, which represented an increase of 78.9%, mainly as a result of higher export volumes, partially offset by lower sales in the local market; and;

•	In addition, revenues also increased by Ps.1,363 million as a result of the consolidation of GASA, which controls Metrogas, following our acquisition of control of such company, , and by Ps.266 million as a result of revenues from YPF Energía Eléctrica S.A. See Note 13 to the Audited Consolidated Financial Statements.

Revenues in 2012 were Ps.67,174 million, which represented a 19.5% increase compared to Ps.56,211 million in 2011. The evolution and behavior of the oil and gas market, in terms of volume traded among the market players, shows a direct link with the changes in the macroeconomic variables that affect Argentina, mainly in regard to our core products. Consequently, during 2012, the evolution of the main productive sectors in Argentina has been affected by, among others factors, the effects of adverse weather conditions that affected the agricultural sector during 2011 and 2012, which reduced the volume of diesel fuel sold to that sector. Notwithstanding the foregoing, the main causes of the increase in our revenues during 2012 include:

•	Diesel oil sales revenues in 2012 increased in 2012 by approximately Ps.5,000 million compared to 2011, which represented a 22.6% increase. The average price received by the Company for the mix of diesel oil during 2012 increased by approximately 30% compared to 2011. The aforementioned effect was partially offset by an approximately 6% decrease in sale volumes of our product “Ultradiesel” fuel, although such decrease was partially compensated by an increase in our service stations sales of our new product Diesel 500.

•	Gasoline sales revenues increased in 2012 by Ps.3,068 million compared to 2011, which represented a 32.9% increase. This increase was due to an approximately 6.3% increase in the volume of gasoline sold in 2012 compared to 2011, as well as an approximately 25% increase in the average price of the mix of gasoline sold by the Company during 2012.

•	Fuel oil sales revenues increased in 2012 by Ps.1,395 million compared to 2011, which represented a 72.2% increase. This increase was due to an approximately 108% increase in the volume of fuel oil sold in 2012 compared to 2011 which was in turn primarily due to increased demand from the electricity generation sector, as well as an approximately 24% increase in the average price of fuel oil sold by the Company in Argentina in 2012 compared to 2011. Revenues from sales of fuel oil considering domestic and export sales increased approximately Ps.1,395 million in 2012 compared to 2011.

•	Natural gas sales revenues in Argentina increased in 2012 by Ps.420 million compared to 2011, which represented a 10.1% increase. This increase was due to the increase of the average price of natural gas sold by the Company by approximately 10% during 2012. The volume of natural gas sold in Argentina during 2012 remained stable compared to 2011.

As for the international reference price of crude oil, the average price of a barrel of Brent crude oil remained almost unchanged for 2012 over the average for 2011.

According to Notes Nos. 707/12 and 800/12 of the Argentine Secretariat of Energy received during February 2012, the Government suspended the Petroleum Plus program. As a result, during 2011 our operating result was adversely affected in an amount of approximately Ps.431 million, by the reversal of the benefits accrued and not yet redeemed by YPF corresponding to such program, at the time of the suspension. In addition, during 2012, and considering the renegotiation of certain concessions, the Company recognized the effect of gas imbalances with certain third parties, in accordance with contractual rights, which represented a net positive effect of approximately 194 million pesos. For further information on our revenues for the years discussed above, see “—Results of operations by business segment for the years ended December 31, 2013, 2012 and 2011”

Cost of sales

Cost of sales during 2013 was Ps.68,571 million compared to Ps.50,267 million during 2012, which represented a 36.4% increase. Among the main causes that contributed to this increase, we highlight the following:

•	Higher volumes purchased and prices paid for fuels resulted in a cost increase of Ps.8,349 million. This increase in cost of sales was due to higher volumes imported of diesel, mainly in its variety of low sulfur (“Eurodiesel”), and of “unleaded” and “Premium” gasoline, with the aim of domestic demand satisfaction, taking into consideration the effects of the storm that affected our La Plata refinery that reduced our processing capacity. These imports have been made at higher prices in Ps.(slightly lower in dollars) during 2013 compared to 2012, resulting in an increase of costs of fuels of approximately Ps.2,946 million, or 78%. In addition, local purchases of diesel and gasoline were made at higher prices of approximately Ps 342 million. Furthermore, the purchases of biofuels (“FAME” and bioethanol) added to diesel and gasoline sold by the Company, in compliance with current regulations, during 2013, were made at higher prices than in 2012. In the case of bioethanol, volumes purchased increased by approximately 18.6%, all of which represented an increase of approximately Ps.916 million in bioethanol costs;

•	Increase in expenses related to operational services and other repair and maintenance services contracts of approximately Ps.1,974 million, or 27%, due to increased activity mainly in the Upstream segment where the Company has managed to stop the decline of oil production and further increase natural gas production;

•	During 2013, approximately 150 thousand cm more of crude oil were purchased from third parties compared to 2012, in order to optimize the supply of liquid fuels in the local market, and to increase the supply of fuel oil to the electricity generating plants, among others. The average price of crude oil purchases, in pesos, increased by approximately 24.5% during 2013 compared to 2012, principally due to the impact of the depreciation of the Argentine Peso against the U.S. dollar. These factors caused a net increase in costs of the purchase of crude oil of approximately Ps.1,871 million, or 31%;

•	Increase in fixed assets depreciation by Ps.2,934 million, or 37%, mainly as a result of higher asset values under depreciation compared to 2012, due to higher investments in fixed assets during 2012 and 2013, as well as to higher translation differences of fixed assets remeasured in pesos taking into account the functional currency of the Company;

•	Higher salaries, social security taxes and other personnel expenses, mainly arising from negotiations and agreements with unions, with an increase of Ps.1,308 million, or 33%, in costs during 2013 when compared to 2012;

•	Increase in oil royalties paid by approximately Ps.1.258 million, or 37%, due mainly to the higher wellhead value of hydrocarbons produced (as a reference, the average purchase price of crude oil during 2013 compared to 2012, showed a slight increase of 2.5%, reaching U.S.$77 per barrel at the end of 2013: it has greater impact expressed in pesos, due to the 20.4% average devaluation of the peso between the two periods). Additionally, the amount of royalties for 2013 compared to 2012 increased as a result of the increase in the royalty rates which applied to production from recently renewed concessions, such as Santa Cruz at the end of 2012.

Cost of sales in 2012 was Ps.50,267 million compared to Ps.41,143 million in 2011, representing a 22.2% increase. This increase was attributable to, among other things:

•	Increase in royalties, driven mainly by the higher crude oil prices at the wellhead. As a reference, the average purchase price in 2012 was U.S.$72.0 per barrel, while in 2011 it was U.S.$59.7. The increase had greater impact in pesos than in dollars, due to the average devaluation of 10.3% in 2012. Additionally, the amount of royalties increased in 2012 as a result of a 2.5% higher production of crude oil, and as a result of the increased rate of royalty applied to production from recently renewed concessions, such as in Mendoza at the end of 2011 and Santa Cruz at the end of 2012.

•	Increase in the cost of services rendered by third parties, mainly due to negotiations carried out by the Company with suppliers. In some cases, the increases involved the adjustment of tariffs which had not been changed since 2010, resulting in a cumulative impact on operating costs during 2012. Additionally, greater development activity occurred during 2012, related to both unconventional resources and our mature fields, resulting in an increase in operating costs in 2012

•	Wage increases primarily as a result of negotiations and agreements with labor unions.

•	Increases in depreciation of fixed assets by approximately Ps.1,691 million, mainly as a result of higher crude oil production during 2012, higher capital expenditures and increased effect of currency translation.

•	During 2012 the Company purchased lower volumes of crude oil from third parties in an amount of approximately 772 mcm compared to the previous year, mainly as a consequence of lower production by the Company in the second quarter of 2011, as well as the reduced availability in the market of light crude oil from Neuquén in the first quarter of 2012. The average price for crude purchases from third parties, measured in pesos, increased approximately 34% in 2012 compared to 2011, mainly as a result of price negotiations among domestic producers and refiners in light of the market trend and, to a lesser extent, to the devaluation of the Argentine peso against the U.S. dollar, considering that such prices are set in U.S. dollars. Consequently, the net effect of the previously mentioned variations resulted in an increase cost to the Company of crude oil purchases of approximately 334 million pesos during 2012 compared to 2011;

•	In addition, during 2012 there were also lower imports of ultra diesel fuel and low-sulfur diesel fuel (Eurodiesel), although at higher prices compared to the year 2011.

•	Increases in volumes of purchases of biofuels (FAME and bioethanol) by approximately 23% in 2012 (to blend with our diesel fuel and gasoline, in compliance with current regulations) at higher prices than those recorded in the same period last year according to international prices for these products.

Administrative expenses

Our administrative expenses were Ps. 2, 686 millon for 2013, an increase of Ps.454 million, or 20.4%, compared to 2012, particularly due to increases in wages and social security costs, driven mainly by wage adjustments during 2012 and during 2013, as well as increases in legal fees related to certain contingencies and because we began consolidating Metrogas S.A. since the takeover of that company on May 2013, into our consolidated financial statements, as described in Note 13 to our Audited Consolidated Financial Statements.

Our administrative expenses increased by Ps.410 million (22.5%) in 2012 compared to 2011 mainly due to increases in wages and related costs, driven mainly by wage adjustments during 2012, as well as increases in fees and compensation for services rendered by third parties mainly related to technology information service contracts and license expenses.

Selling expenses

Our selling expenses were Ps.7,571 million during 2013 compared to Ps.5,662 million in 2012, which represented an increase of 33.7%, resulting mainly from the increase in fuel freight rates in the domestic market and from higher volumes transported related to sales increases, and higher export taxes as a result of increased volumes exported during 2013, especially crude oil and LPG volumes compared to 2012. Higher export taxes related to crude oil exports amounted to Ps.367 million in 2013.

Our selling expenses were Ps.5,662 million in 2012, compared to Ps.5,438 million in 2011, representing an increase of 4.1%. This increase was attributable mainly to increases in transportation expenses, primarily related to the increase in fuel freight rates in the domestic market, partially compensated by lower export taxes as a result of lower export volumes of virgin naphtha, light naphtha and liquefied gas in 2012.

Exploration Expenses

Exploration expenses were Ps. 829 million in 2013, with a net increase of Ps.247 million compared to 2012. This was mainly due to the registration of the permanent abandonment of six exploratory wells in the Neuquina Basin, for shale oil projects. Although these wells did discover hydrocarbons and provide geological data for the future development of the area, given the production volume and other particular characteristics thereof, we did not consider them for further commercial development.

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

Other income (expenses), net

During 2013, other income (expense), net, was Ps.704 million compared to expenses of Ps.528 million in 2012. This increase is mainly attributable to the net effect of the following factors: the U.S.$300 million (Ps. 1,956 millon) recognized in our results of operations relating to the partial compensation of Coke A damages and operational losses for 2013 related to our insurance coverage for the La Plata refinery incident in April 2013. partially offset by the non material effect attributable to the total write-off of the book value of the La Plata refinery Coke A Unit and partial write-off of the book value of the Topping C Unit; our increased provisions related to arbitration proceedings involving the Company in connection with AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM), and to the Partial Award issued by the International Chamber of Commerce Arbitration Tribunal (see Note 3 to the Audited Consolidated Financial Statements).

As we have previously mentioned, the Company was affected by the consequences of an unprecedented storm that involved all the La Plata, Berisso and Ensenada areas and particularly our La Plata refinery. This storm damaged certain facilities of the Company, and has also had an impact on operating margins associated with our Downstream segment. Since the storm, the Company has made significant efforts to continue to satisfy demand, as well as to restore the processing capacity of its Topping C unit on schedule, which has been fully operational since the end of May 2013.

During 2012 other expenses net were negatively affected, by results related to our subsidiary YPF Holdings, derived from the progress of settlement negotiations with U.S. government agencies related to certain litigation proceedings, as well as the update of the estimated costs related to environmental provisions in accordance with new information and / or developments in site characterization, among other factors. Additionally, in 2011 we had recognized Ps.135 million relating to the insurance compensation related to the accident occurred on the off-shore platform of the UTE Magallanes in 2010.

Operating income

Operating income in 2013 was Ps.11,160 million compared to Ps.7,903 million in 2012, which represented an increase of Ps.3,257 million or 41.2%, due to the factors described above.

Operating income in 2012 was Ps.7,903 million, compared to Ps.7,188 million in 2011, representing a 9.9% increase, due to the factors described above. Our operating margins (operating income divided by revenues) were 11.7% and 12.8% in 2012 and 2011, respectively.

Financial income (expense)

Financial income for 2013 was Ps.2,835 million compared to financial income of Ps.548 million in 2012. This income was mainly due to higher interest paid due to the higher average amount of borrowings during 2013 and also due to higher interest rates applicable to our debt due to changes in market conditions in Argentina, which were partially offset by the higher positive exchange rate differences generated by higher peso depreciation during 2013 compared to 2012, considering the net liability position in pesos of the Company.

Financial income for 2012 was Ps.548 million, compared to negative amount of Ps.287 million for the year 2011. This income was mainly due to higher financial expenses, due to higher average debt and higher interest rates during the year 2012, which were offset by the effect of the increase in positive exchange difference generated by the further devaluation of the peso in 2012 compared to previous year, considering the functional currency of the Company and the peso monetary liability position of the Company.

Income tax and deferred income tax

Income tax and deferred income tax expense during 2013 were Ps.9,269 million, Ps.4,606 million higher than the charge in 2012, which had reached Ps.4,663 million. The total charge related to current income tax was Ps.2,844 million and Ps.2,720 million respectively in 2013 and 2012, while Ps.6,425 million and Ps.1,943 million respectively, correspond to deferred income tax charges in

2013, and 2012, respectively. The latter charges are primarily related to the recording of deferred tax liabilities associated with the translation differences of fixed assets, taking into account the functional currency of the Company, which represented an increase of Ps.4,482 million that affected the Company’s results.

Income tax expense for the year 2012 reached Ps.4,663 million compared to Ps.3,141 million in 2011, representing an increase of 48.4%. Income tax expense in 2012 relates to current income tax in the amount of Ps.2,720 million (Ps.2,495 million for the same period in 2011), and Ps.1,943 million (Ps.646 million for the same period in 2011) from deferred income tax mainly associated with translation differences of fixed assets, taking into account the functional currency of the Company and the income tax law.

For additional information on our income tax expense see Note 10 to the Audited Consolidated Financial Statements.

Net income and other comprehensive income

Net income for 2013 was Ps.5,079 million compared to Ps.3,902 million in 2012, representing an increase of 30,2%, due to the factors described above.

Net income for 2012 was Ps.3,902 million, compared to Ps.4,445 million in 2011, a decrease of 12.2% due to the factors described above.

Other comprehensive income in 2013 was Ps.12,031 million compared to Ps.4,241 million for 2012, which represented an increase of 183.7%. This increase is mainly attributable to higher translation differences of fixed assets, due to the impact of the depreciation of the peso against the U.S. dollar, which is the functional currency of the Company, and the changes in the U.S. dollar/peso exchange rate.

Based on the above, the total comprehensive income for 2013 was Ps.17,110 million compared to Ps.8,143 million in 2012, which represented an increase of 110.1%.

Other comprehensive income for the year 2012 was Ps.4,241 million, compared to Ps.1,852 million in 2011, representing an increase of 129.0%. This increase is mainly attributable to higher translation differences of fixed assets, taking into account the functional currency of the Company and changes in the exchange rate.

Based on the above, the total comprehensive income for the year 2012 was Ps.8,143 million, compared to Ps.6,297 million for the year 2011, representing an increase of approximately 29.3%.

Consolidated results of operations by business segment for the years ended December 31, 2013, 2012 and 2011

We have recently reorganized our reporting structure by grouping the “Chemical” and “Refining and Marketing” segments into a new “Downstream” segment. We made this change primarily because of the common strategy shared by the former “Chemical” and “Refining and Marketing” segments, in light of the synergies involved in their activities to maximize the volume and quality of fuel offered to the market. Accordingly, the Company has adjusted comparative information for the years 2012 and 2011 to reflect this reorganization.

The following table sets forth revenues and operating income for each of our lines of business for the years ended December 31, 2013, 2012 and 2011:

	For the year ended December 31,
	2013	2012	2011
	(in millions of pesos)
Revenues(1)
Exploration and production(2)
Revenues	3,851	1,135	269
Revenue from intersegment sales (3)	38,846	30,179	23,401

Total exploration and production	42,697	31,314	23,670

Downstream
Revenues	85,624	65,047	54.636
Revenue from intersegment sales	1,147	1,069	848

Total refining and marketing	86,771	66,116	55,484

Corporate and other
Revenues	638	992	1,306
Revenue from intersegment sales	2,285	1,243	651

Total Corporate and others	2,923	2,235	1,957

Less inter-segment sales and fees	(42,278)	(32,491)	(24,900)

Total revenues	90,113	67,174	56,211

Operating income (Loss)
Exploration and production	6,324	5,730	4,067
Downstream	6,721	4,095	5,466
Corporate and other	(1,522)	(2,492)	(1,714)
Consolidation adjustments	(363)	570	(631)

Total operating income	11,160	7,903	7,188

(1)	Revenues are net to us after payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 2.k) to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.16) to the Audited Consolidated Financial Statement.

(2)	Includes exploration costs in Argentina, Guyana and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

Exploration and Production

During 2013, the Exploration and Production segment had operating income of Ps. 6,324 million, an increase of 10.4% compared to Ps. 5,730 million for the year 2012.

During 2013 total crude oil production was 2.2% higher than in 2012 (2.81% if only fields operated by YPF are taken into account), reflecting the efforts of the Company to reverse the production decline since mid 2012. Regarding operations between business segments, transferred volume between the Exploration & Production segment and Downstream segment was 2.8% lower during 2013 compared to 2012, mainly due to the temporary reduction in processing capacity suffered at our La Plata refinery due to the storm on April 2, 2013. As a result of this, crude oil sales increased in the local market during 2013 (about 123,000 m3) and 378,000 m3 were exported, mainly, during the second quarter of the year, while there had been no exports of crude oil in 2012.

The intersegment price in dollars during 2013 increased slightly (2.7%, despite an increase of approximately 23.7% measured in pesos, considering the depreciation of the peso against the US dollar) compared to 2012.

Natural gas production during 2013 amounted to 33.9 mmm3/d, which represented an increase of approximately 1.4% over the last year, (4.4% if only fields operated by YPF are taken into account), thus showing a reversal of the decline in production. Our entire natural gas production, net of internal consumption, is assigned to the Downstream segment for commercialization to third parties, in which the Exploration & Production segment received the average price obtained by the Company in such sales, net of commercialization fees. Additionally, the Exploration & Production segment includes the Incentive Scheme for Additional Injection of Natural Gas, which represented an increase of Ps.4,281 million in revenues during 2013.

As a result of the above factors, crude oil and natural gas net income increased by 36.4% during 2013 compared to 2012.

Operating expenses for the Exploration & Production segment during 2013, compared to 2012, were affected by the following factors:

•	A Ps.2,713 million increase in fixed assets depreciation, mainly as a result of higher asset values under depreciation compared to the same period of 2012, due to the increase of investments in fixed assets during 2012 and 2013, as well as to higher translation differences of fixed assets taking into account the functional currency of the Company;

•	A Ps.1,974 million increase in costs related to operation services and other repair and maintenance services contracts, primarily due to increased activity, which resulted in the reversal of in the decline in production of crude oil and natural gas, and also as a result of increased prices paid for such serivces;

•	A Ps.1,258 million increase in royalties paid, due to the higher wellhead price of hydrocarbons produced (as a reference, the average purchase price of crude oil during 2013, compared to 2012, showed a slight increase of 2.5% to U.S.$77 per barrel at the end of 2013, although it had greater impact expressed in pesos, due to the 20.4% average devaluation of the peso against the U.S. dollar). Additionally, the amount of royalties paid for 2013 increased as a result of the increase in royalty rates applicable to production from recently renewed concessions, such as Santa Cruz at the end of 2012; and

•	An increase in provisions recorded by the Company in connection with AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) arbitration claims, and based on the Partial Award issued by the International Chamber of Commerce Arbitration Tribunal (see Note 3 to the Audited Financial Statements).

Exploration and production revenues increased to Ps.31,314 million in 2012 from Ps.23,670 million in 2011, representing an increase of 33.6%. Substantially all of our Exploration and Production oil sales went to our Refining and Marketing segment: intersegment revenues (substantially all of which relate to intersegment sales of crude oil) increased by Ps.6,778 during 2012 compared to the prior year mainly as a result of an approximately 30% increase in the average intersegment price in pesos of a barrel of oil (an approximately 18% increase in U.S. dollars), which reflects the evolution of prices in domestic market for our different types of crude oil, as well as due to a 4.5% increase in volumes transferred. The average price of gas sold in the domestic market presented partial increases in the CNG and Industries segments, totaling additional revenues for Ps.420. Additionally in 2011, Exploration and Production operating income had been impacted by the reversal of the balance recognized by the Company for Petroleum Plus program, which was suspended at the beginning of 2012 for a total net amount of Ps 431 million pesos. Also during 2012, and from the renegotiation of concessions, the Company recorded the effect of credits for gas imbalances in its favor and in relation to other partners, all in accordance with contractual rights, all of which represented a positive net effect between the two periods of about Ps.194 million pesos. Exploration and Production operating income reached Ps.5,730 million in 2012, a 40.9% increase from Ps.4,067 million in 2011. Increases in crude oil sales were partially offset by an increase in operating expenses. Segment operating expenses increased by approximately 30.5% due mainly to (i) a Ps.1,413 million increase in fixed assets depreciation, mainly as a result of higher assets value under depreciation, (ii) a Ps.1,245 million increase in expenses related to operation services and other repair and maintenance services contracts due to negotiations carried out by the Company with suppliers, as well as more activity developed in 2012, (iii) a Ps.929 million increase in royalties paid, due mainly to the higher wellhead value of hydrocarbons produced (used as the basis for calculation of such royalties), expressed in pesos, mainly as a result of the higher product prices in 2012 as previously mentioned, and also as a result of the increased rate of royalty which applied to production from recently renewed concessions, such as in Mendoza at the end of 2011 and Santa Cruz at the end of 2012, and (iv) higher environmental expenses in Argentina by approximately Ps.374 million.

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

Downstream

During 2013, the Downstream segment, which activities include refining and marketing, logistics, chemicals, natural gas distribution and electricity power generation, recorded operating income of Ps.6,721 million, compared to Ps.4,095 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

•	Diesel oil sales revenues during 2013 increased by approximately Ps.7,259 million compared to 2012. Within this context, the average price for diesel mix during 2013, represented an increase of approximately 25.4% over the average price obtained for the same period in 2012. In addition, there was a slight increase in sales volumes of approximately 1% primarily in our Diesel 500 and Eurodiesel products in the retail segment, which was partially offset by a decrease in sales of Ultradiesel at YPF-branded service stations and transportation segment;

•	Net increase in gasoline sales, during 2013, of approximately Ps.5,320 million compared to 2012 . Within this context, there was an increase in volumes sold of approximately 10.1% (12.7% if only considered the “unleaded” gasoline). Additionally, during 2013, the average price for the gasoline mix showed an increase of approximately 29.8% , compared to the average price registered in 2012;

•	Sales volumes of fuel oil in the local market during 2013 remained almost unchanged from 2012 (approximately 734,000 tons in 2013 versus 736,000 tons in 2012), which represented primarily sales to the electricity generation market. Product volumes had increased substantially during the first, quarter of 2013, but then we were affected by lower capacity utilization temporarily suffered in our Refinery in La Plata from April 2 accident explained below. Additionally, the average price of fuel oil increased during 2013, approximately 20.1% compared to 2012. These effects had a positive impact of approximately Ps.359 million in sales revenues from these products compared to 2012;

•	Petrochemicals sales revenues in the local market, during 2013, experienced higher volumes and higher prices related to aromatic products, LAB and alcohols, and lower volumes of methanol, but with higher prices, all which represented a net revenue increase of approximately Ps.470 million compared to 2012. Regarding exports of petrochemicals, there were higher volumes exported of methanol and solvents , cut under light paraffinic and alcohols, offset by the sales price of petrochemical exports, resulting in a negative net effect on sales revenue of approximately Ps.33 million;

•	During 2013, higher volumes imported of “unleaded” and “Premium” gasoline and diesel, mainly in its variety of low sulfur (“Eurodiesel”), the latter having been made at higher prices in pesos (slightly less in dollars) compared to 2012, which resulted in a combined increase of approximately Ps.2,946 million. These imports, like the higher local purchases of diesel and gasoline of approximately Ps.342 million, were undertaken in order to maintain the level of customer satisfaction;

•	Higher volumes and costs in purchases of biofuels (“FAME” and bioethanol ) to be included in diesel and gasoline sold by the Company, in compliance with current regulations (Law No. 26,093), In the case of bioethanol, volumes increased by approximately 18.6%, all of which represented an increase of approximately Ps.916 million;

•	During 2013 (especially during the first quarter), approximately 150 thousand cm of crude oil were purchased from third parties compared to 2012, in order to optimize the supply of liquid fuels in the local market and to increase the supply of fuel oil to electricity generating plants, among others. The average price of crude oil purchases, in pesos, increased approximately 24.5% during 2013 compared to 2012, due to an increase in the exchange rate. These effects contributed to a net increase of the purchase of crude oil from other producers of approximately Ps.1,871 million. Also, the average purchase price of crude oil exploration and production segment, measured in pesos, increased approximately 23,7% during 2013 compared to 2012;

•	Regarding production costs, during 2013, freight rates for crude oil and raw materials transportation increased as well as rates for use of port and harbor facilities and contracted services rates for repair and maintenance of our refineries, primarily due to economic recovery and wage increases. Also, especially in the second and third quarter of 2013, we recorded charges related to the repair of damages caused by the storm suffered at our refinery La Plata, and to cleaning, remediation and general repairs of the Complex. As a result of this, the total amount of charges increased by approximately by 32.8% and considering also the lower level of processing in refineries as mentioned below, the refining cost increased by approximately 38.2% during 2013 compared to in 2012, being the current Ps.37.5 per barrel;

•	Increases in provisions for environmental remediation were recorded for approximately Ps. 287 million in 2013 compared to 2012; and

•	Regarding natural gas, the Company has continued to fulfill domestic demand, allocating almost all of its production to the local market. During 2013, there was a similar level of volumes sold to distributors in the residential segment, decreasing the volumes allocated to power generation plants, CNG, and to suppliers and customers of the industrial segment. In terms of prices, there was a partial recovery primarily on CNG and industrial segments in the Argentine market. On the other hand, average selling prices in dollars to our jointly-controlled company, Mega, whose contract links prices to internationally traded commodities, decreased approximately by 9.1%, having been increased by approximately 9.4% when expressed in pesos.

During 2013, the utilization capacity of our refineries was approximately 278 thousand barrels of oil per day, representing a decrease of approximately 3.6% compared to 2012. This decrease was due almost entirely to the lower refining capacity of La Plata refinery, affected by a storm. The other two refineries of the Company, Lujan de Cuyo and Plaza Huincul, operated practically at 100% capacity during 2013.

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall (which was the maximum ever recorded in the area). The heavy rainfall disrupted refinery systems and caused a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). The Coke A unit has been shut down permanently since the storm, and, after a significant restoration effort, the Topping C unit resumed operation with full nominal capacity in late May 2013.

Regarding this incident, during 2013 we recognized U.S.$300 million in our results of operations relating to the partial compensation of Coke A damages and operational losses for 2013 related to our insurance coverage for the La Plata refinery incident in April 2013, partially offset by the non material effect attributable to the total write-off of the book value of the La Plata refinery Coke A Unit and partial write-off of the book value of the Topping C Unit.

For information related to revenues and costs of our subsidiaries Metrogas S.A. and YPF Energía Eléctrica S.A. , which we began consolidating in the second and third quarters of 2013, respectively , see Note 13 to the Audited Consolidated Financial Statements.

Downstream segment revenues in 2012 were Ps.66,116 million, a 19.2% increase compared to Ps.55,484 million in revenues recorded in 2011. This increase was attributable, among other factors, to the following:

•	An approximately 6.0% decrease in the volume sold of diesel fuels, especially in our Ultradiesel in almost all business segments, partially offset by an increase in the volume sold of our new product, Diesel 500, in the service station segment. Additionally, the price of all types of diesel fuels sold domestically increased approximately 30%.

•	An approximately 6.3% increase in the volume of gasoline sold, as well as price increases in the mix of gasoline sold locally of about 25%. The net effect of the aforementioned variations accounted for an increase in revenues of approximately Ps 3.1 billion in 2012 compared to 2011.

•	An approximately 108% increase in domestic fuel oil sales, mainly for power generation. Additionally, the domestic sale price of fuel oil increased in average by approximately 24% in 2012.

•	Regarding petrochemicals sales revenues in the local market, during 2012, lower volumes of methanol, aromatics and alcohols were sold, but with better prices in all these cases, which yielded a net increase in revenues of approximately Ps. 180 million compared to 2011. As for exports of petrochemicals, decreased export volumes of methanol, solvents and alcohols and paraffinic cut under light were recorded, which decrease was offset by higher prices for the aggregate amount of products exported, resulting in a Ps.164 million increase in revenues.

Operating income in 2012 was Ps.4,095 million compared to Ps.5,466 million for the previous year, representing a 25.1% decrease. Increases in gasoline volumes sold in domestic market and in diesel fuel and gasoline local prices were more than offset by increased operating expenses, which increase was attributable, among other factors, to the following:

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

Corporate and others

In 2013, operating loss for the Corporate and others segment were Ps.1,522 million, compared to Ps.2,492 million for 2012 . Segment results were positively affected by lower losses related to the estimated costs of environmental remediations of our subsidiary YPF Holdings compared to those recorded in 2012, improved results in 2013 by our subsidiary A-Evangelista SA, as well as by the effect of the redistribution of certain corporate costs to business units and were partially offset by higher costs of salaries, social security and IT services contracts and institutional advertising.

In 2012, operating loss for corporate and others segment reached Ps.2,492 million, a 45.4% increase compared to 2011, particularly due to higher salaries and related charges, increases in fees and compensation for services, higher technology information services and licenses expenses and the lower operating income of our controlled company A-Evangelista S.A. primarily due to the recognition of lower margins in the development of long-term construction operations the cumulative impact of which affected A-Evangelista S.A.’s results for 2012. In addition, the results of this segment were negatively affected by the environmental expenses incurred by our subsidiary YPF Holdings (incremental negative effect of approximately Ps.249 million in 2012) in accordance with the progress of settlement negotiations with U.S. government agencies related to litigation, as well as the update of the estimated costs related to environmental provisions in accordance with new information and / or advancement in sites characterizations.

Liquidity and Capital Resources

Financial condition

Total loans outstanding as of December 31, 2013, 2012 and 2011 was Ps.31,890 million, Ps.17,104 million and Ps.12,198 million, respectively, consisting of current loans (including the current portion of long-term debt) of Ps.8,814 million and long-term debt of Ps.23,076 million as of December 31, 2013, of Ps.5,004 million and non-current loans debt of Ps.12,100 million as of December 31, 2012, and short-term debt of Ps.7,763 million and long-term debt of Ps.4,435 million as of December 31, 2011. As of December 31, 2013, 2012 and 2011, approximately 60%, 52% and 83%of our debt was denominated in U.S. dollars, respectively.

In the past we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2013, we had repurchased approximately U.S.$23.97 million of our outstanding bonds. We may, from time to time, make additional purchases of, or effect other transactions relating to, our publicly-traded bonds if, in our own judgment, the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Year Ended December 31,
	2013	2012	2011
	(in millions of pesos)
Net cash flows provided by operating activities	20,964	17,301	12,686
Net cash flows used in investing activities	(22,344)	(16,403)	(12,158)
Net cash flows provided by (used in) financing activities	6,979	2,654	(1,844)
Translation differences generated by cash and equivalents	224	83	102

Net increase/(decrease) in cash and equivalents	5,823	3,635	(1,214)
Cash and equivalents at the beginning of period	4,747	1,112	2,326
Cash and equivalents provided by the acquisition of GASA	143
Cash and equivalents at the end of period	10,713	4,747	1,112

Net cash flows provided by operating activities were Ps.20,964 million in 2013, compared to Ps.17,301 million in 2012. This 21% increase was primarily attributable to improved operating results, after taking account of depreciation of fixed assets and provisions included in liabilities (mainly recording the provisions related to the effects of awards in arbitration proceedings relating to TGM and AESU), which did not require dibursement of funds, during 2013 compared to 2012.

Net cash flow provided by operating activities was Ps.17,301 million in 2012, compared to Ps.12,686 million in 2011. This increase was primarily attributable to higher operating income before depreciation of fixed assets in 2012 compared to 2011, as explained above. In our opinion, given the operating income of the company and the financing alternatives we expect to have available if needed according to the information available to us as of the date of this annual report, we consider that our working capital is sufficient for the company’s present requirements. See “—Risk Factors—Risks Relating to Argentina” and “—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business.”

Our principal uses of cash in investing and financing activities during 2013 included Ps.22,288 million for investments in fixed assets and intangible assets (net of sales of fixed assets and intangible assets), which relate mainly to investments made by our Exploration & Production unit and investment in our refineries. Our principal uses of cash in investing and financing activities during 2012 included Ps.16,403 million for investments in fixed assets, which relate mainly to investments made by our Exploration and Production unit and investment in our refineries.

Our principal uses of cash in investing and financing activities in 2011 included Ps.12,158 million for investments in fixed assets, which relate mainly to investments made by our Exploration and Production unit, as well as net debt repayment totaling Ps.1,844 million and the payment of dividends amounting to Ps.2,753 million.

In addition, net cash flows provided by financing activities in 2013 and 2012 includes our increased financing obtained during 2013, principally incurred with the objective to finance our increased investment activities as mentioned before, totaling Ps.6,979 million during 2013 in comparison to Ps.2,654 million in 2012. During 2013 we issued notes in the international debt capital markets for an aggregate principal amount of U.S. dollars 650 million. During 2011, our net cash flow used in financing activities includes net financing obtained during 2011 in the amount of Ps. 3,721, net of dividends paid in the amount of Ps. 5,565.In the shareholders’ agreement entered into by Repsol YPF and Petersen Energía in connection with the Petersen Transaction, they had agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. In 2011, we paid Ps.5,565 million (Ps.14.15 per share) with respect to 2010 earnings. However, after the passage of the Expropriation Law, at our Shareholder’s meeting held on July 17, 2012 a dividend of Ps.303 million (Ps.0.77 per share or ADS) was authorized for payment during 2012. Furthermore, at the shareholders’ general ordinary and extraordinary meeting held on April 30, 2013 and its continuation on May 30, 2013 a dividend of Ps.326 million (Ps.0.83 per share or ADS) was authorized for payment during 2013. In addition, during 2012 the Company approved its 2013-2017 Strategic Plan, which provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with such strategy.

The Shareholder’s meeting held on January 8, 2008, approved a Medium Term Notes Program for an amount up to U.S.$1,000 million. On September 13, 2012 and on April 30, the Shareholders meeting approved the increase of the amount of the program, mentioned above, for an amount of U.S.$2,000 million in each time, resulting in a maximum nominal amount in circulation at any time under the program of U.S.$5,000 million, or its equivalent in other currencies, and providing the use of the proceeds, to cover all alternatives contemplated by Article 36 of Law No 23,576 of Negotiable Obligations and Supplementary rules.

Under such Medium-Term Notes Program, YPF S.A. issued several series of notes in the local and international markets, and at different interest rates. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina. In addition, during 2013 we acquired the control of GASA which has outstanding notes, including those related to it controlled company Metrogas S.A., for an amount of Ps.1,225 million as of December 31, 2013. For additional information about the outstanding notes of YPF S.A. and our controlled companies as of December 31, 2013, see Note 13 to the Audited Consolidated Financial Statements.

In addition, pursuant to Resolution 130/2013 of the Ministry of Economy that created the Argentine Oil Fund (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government— Exploration and Production”), the Company has recently received a Ps. 8.5 billion line of credit. The amount we may draw down under this line of credit can be for investments in fixed assets and working capital in Argentina. Each tranch we draw down under the line of credit will be due in three annual installments after the fith year since they are disbursed to us, and will accrue interest at BADLAR plus a 400 point margin.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2013, plus accrued but unpaid interest as of that date:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Debt	31,890	8,814	3,379	5,986	3,599	5,892	4,220

For detailed information regarding our indebtedness, see Note 2.i to the Audited Consolidated Financial Statements.

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the periods indicated below, as of December 31, 2013:

Contractual Obligations	Total	Less than 1 year	1 –3 years	3 –5 years	More than 5 years
	(in millions of U.S.$)(5)
Debt(1)	3,349	1,820	2,248	1,819	1,001
Operating Lease Obligations	655	250	297	100	8
Purchase Obligations(2)	2,155	1,273	607	200	75
Purchases of services	1,234	621	361	178	75
Purchases of goods	920	652	247	22	—
LPG	—	—	—	—	—
Electricity	38	10	21	7	—
Gas	21	21	—	—	—
Oil	4,287	122	165	—	—
Steam	29	6	12	12	—
Others	545	493	49	3	—
Other Liabilities(3)(6)	7,735	3,666	947	908	2,214

Total(3)(4)	13,894	7,009	2,663	1,714	2,509

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2013 for all periods. See additionally Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.”

(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$797 million as of December 31, 2013, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, we are also committed to carry out exploration activities in certain exploration areas and to make certain investments and expenditures until the expiration of some of our concessions. These commitments amounted to approximately U.S.$15,565 million as of December 31, 2013.
(5)	The table is presented in U.S.$, which is the Company’s functional currency, and not in its reporting currency, as the majority of the Company’s contractual obligations are originally denominated in U.S.$.
(6)	Includes accounts payable, salaries and social security, taxes payable, provisions for pensions, provisions for environmental liabilities and provisions for hydrocarbon wells abandonment obligations as set forth in our audited consolidated financial statements included as of December 31, 2013.

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided” below.

Covenants in our indebtedness

Our financial debt generally contains customary covenants. With respect to a significant portion of our financial debt totalling Ps.31,890 million, including accrued interest (long- and short-term debt) as of December 31, 2013, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 19% of our financial debt outstanding as of December 31, 2013 was subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Regarding our outstanding debt amounting to Ps.24,770 million as of December 31, 2013, the creditors may, upon an event of default, declare due and immediately payable the principal and accrued interest on amounts owed to them.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, the part of any of our consolidated subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated.

As of the date of this annual report none of our debt is under any event of default that could trigger an acceleration provision. In connection with the change of control of the Company as a result of the Expropriation Law all waivers have been obtained. As of December 31, 2013, we were in compliance with all covenants in connection with our indebtedness.

Guarantees provided

As of December 31, 2013, we have issued letters of credit in an aggregate total value of U.S.$27 million (as of the date of this annual report this amount remains unchanged) to guarantee certain environmental obligations and guarantees in an aggregate amount of U.S.$57 million in relation with the performance of contracts of certain of our controlled companies.

In addition, see Note 11.c“—Investment Project Agreements” to the Audited Consolidated Financial Statements for a description of the transaction we entered into with Chevron.

Capital investments, expenditures and divestitures

Capital investments and expenditures

Capital investments in 2013 totaled approximately Ps. 30,163 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2013, 2012 and 2011.

	2013		2012		2011
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments(1)
Exploration and Production	24,807	82	12,377	74	9,083	68
Downstream	4,903	16	4,232	25	4,032	30

Corporate and Other	453	2	142	1	231	2

Total	30,163	100%	16,751	100%	13,436	100%

(1)	Includes acquisitions of fixed assets and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

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

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) the expectation related to the existence of large volumes of unconventional resources in Argentina according to estimates of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located in, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives have required and will continue to require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and acquire debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products.

Capital divestitures

We have not made any significant divestitures in the past three years.

Quantitative and Qualitative Disclosures about Market Risk

For a description of our exposure to market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet agreements. Our off-balance sheet agreements are described in “—Liquidity and Capital Resources—Guarantees provided.”

Research and Development, Patents and Licenses, etc.

For a description of our research and development policies, see “Item 4. Information on the Company—Research and Development.”

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

In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s by-laws to the Board and/or the President of the Company were temporarily granted to Julio M. De Vido, the Intervenor who performed the functions of our Principal Executive Officer and Principal Financial Officer until the General Shareholders Meeting held in June, 4th, 2012, when a new Board of Directors was appointed.

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

On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. Furthermore, on June 4, 2012, the Ordinary Shareholders’ meeting appointed new members of the Board of Directors of the Company, thus concluding the intervention of the Company.

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

The Ordinary and Extraordinary Shareholders Meeting held on April 30, 2013 and its continuation of May 30, 2014, appointed the new members of the Board of Directors of the Company and of the Supervisory Committee.

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

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary meeting held on April 30, 2013 and its continuation on May 30, 2013, our Board of Directors is composed of 17 directors and 12 alternates.

In accordance with our by-laws, the Argentine government, sole holder of Class A shares, is entitled to elect one director and one alternate.

Under the Argentine Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

Our by-laws require the Board of Directors to meet at least once every quarter in person or by video conference, and a majority of directors is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting, or call a meeting for another day. Resolutions must be adopted by a majority of the directors present (including by video conference), and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

The current members of our Board of Directors, the year in which they were appointed and the year their term of appointment expires is as follows:

Name	Position	Age	Director Since	Term Expiration
Miguel Galuccio (4)	Chairman, Chief Executive Officer (CEO) and Director	45	2013	2014
Jorge Marcelo Soloaga (4)(3)	Director	56	2013	2014
Gustavo Alejandro Nagel (4)	Director	46	2013	2014
Oscar Alfredo Cretini	Director	56	2013	2014
Roberto Ariel Ivovich	Director	40	2013	2014
Omar Chafí Félix (1)	Director	53	2013	2014
Armando Isasmendi (h) (2)	Director	38	2013	2014
Héctor Walter Valle	Director	78	2013	2014
Rodrigo Cuesta	Director and Legal Affairs Corporate Vicepresident	39	2013	2014
José Iván Brizuela	Director	40	2013	2014
Sebastián Uchitel	Director	42	2013	2014
Nicolás Marcelo Arceo(4)	Director and Administration and Finance Vicepresident	40	2013	2014
Fernando Dasso (4)	Director and Human Resources Vicepresident	48	2013	2014
Luis García del Río (4)	Director	47	2013	2014
Carlos María Tombeur	Director	58	2013	2014
Nicolás Eduardo Piacentino	Director	47	2013	2014
Axel Kiciloff (3)	Director	42	2013	2014
Patricia María Charvay (3)	Alternate Director	31	2013	2014
Sergio Affronti (4)	Alternate Director and Shared Services Vicepresident	44	2013	2014
Carlos Héctor Lambré	Alternate Director	64	2013	2014
Francisco Ernesto García Ibañez	Alternate Director	49	2013	2014
José Carlos Blassiotto	Alternate Director	34	2013	2014
Cristian Alexis Girard	Alternate Director	32	2013	2014
Javier Leonel Rodríguez	Alternate Director	42	2013	2014
Jesús Guillermo Grande	Alternate Director and Upstream Executive Vicepresident	45	2013	2014
Carlos Agustín Colo (4)	Alternate Director and Exploration Executive Manager	56	2013	2014
Almudena Larrañaga Ysasi-Ysasmendi	Alternate Director	41	2013	2014

(1)	Designated by the Supervisory Committee and assumed as Director at the Board of Directors’ meeting held in January, 23th, 2014, replacing Mr. Rodolfo Manuel Lafalla, who had assumed as Director at the Board of Director’s held in September, 23th, 2013, replacing Mr. Walter Fernando Vázquez.

(2)	Assumed as Director at the Board of Directors’ meeting held in December, 9th, 2013, replacing Mr. Raúl Eduardo Ortiz who presented his resignation and it was accepted by the Board of Directors. Representing our Class A shares.
(3)	Representing our Class A shares.
(4)	As of February, 28 2014, the person owns less than one percent of our Class D shares.

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, was elected by the Board of Directors in the meeting held on May, 31st, 2013. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

Outside business interests and experience of the members of our Board of Directors

Miguel Galuccio

Mr. Galuccio holds a degree in oil engineering from the Technological Institute of Buenos Aires. Until April 16, 2012, Mr. Galuccio was part of the management team of Schlumberger in London. He has more than 20 years of international experience in the oil and gas industry. During his career at Schlumberger, he held the positions of Real Time Reservoir Manager, Mexico and Central America General Manager, President of Integrated Project Management – IPM and President of Production Management. In 2011, he created the strategic “Schlumberger Production Management” division, based in London, which he led until joining YPF. Throughout his career at Schlumberger, Mr. Galuccio led companies and working teams in the United States, Middle East, Asia, Europe, Latin America, Russia and China. Prior to joining Schlumberger, he worked at YPF where he participated in the Company’s internationalization process as Manager within Maxus Energy. During his career at YPF, he held among others the positions of Development Manager – YPF Division South, Asset Manager Advisor at Maxus – YPF International and Business Unit Manager at Maxus – YPF International. On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Galuccio was appointed General Manager of the Company during the Intervention period and was appointed Chairman of the Company by the General Shareholders Meeting held in June 4, 2012 and was appointed CEO of the Company by the Board of Directors meeting held on June 4, 2012. Currently he is the Chairman of the Company appointed by the General Shareholders Meeting held in April 30, 2013 and its continuation of May 30, 2013, and CEO appointed by the Board of Directors meeting held on May 31, 2013.

Axel Kicillof

Mr. Kicillof graduated with a degree in economics with a focus on the public sector, from the School of Economic Sciences of the University of Buenos Aires, from which he subsequently received a Ph.D. in economics. He has extensive experience as an undergraduate and graduate professor. He was a head researcher at the Institute of Economic Research of the University of Buenos Aires, a researcher of the Argentine National Scientific and Technical Research Council (“CONICET”), Director of the UBACYT E017 research project “Argentina After the Convertibility Collapse, Continuities and Breakouts: A New Growth Standard.” He was the Assistant Director of the IIE’s Center of Studies for Development Planning, University of Buenos Aires, and a researcher of the Center of Studies for Argentine’s Development. In December 2011, he was officially designated Secretary of Economic Policy and Development Planning at the Argentine National Ministry of Economy and Finance and since November, 2013 he is the Minister of Economy and Public Finance. Mr. Kicillof was elected as the representative of the Class A shares held by the Argentine government.

Jorge Marcelo Soloaga

Mr. Soloaga graduated from the Industrial School in Caleta Olivia as a chemical technician. He is currently an employee of the Company and has been Chairman of the Commission for the Development of Cañadón Seco since 2009. Since 1993, he has acted as General Secretary of the Oil and Hydrocarbon Union (Sindicato Unido Petroleros e Hidrocarburíferos or SUPeH), in Santa Cruz. Among other offices, he served as a member of congress in the low chamber of the Province of Santa Cruz for the period between 1985 and 1989.

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

Oscar Alfredo Cretini

Mr. Cretini graduated with a degree in geological sciences from the School of Exact and Natural Sciences of the University of Buenos Aires. He also has a master’s degree in business administration, with a major in business and the environment from the School of International Business of the University of Belgrano. He has, among others, been the chief geologist for uranium/thorium exploration in the Saint George Gulf Basin, Province of Chubut, Tronco Amblayo Basins, Salta, Paraná Basin in Paraguay and Jurassic Basin in Colombia; and a senior consultant to the Alternate President of the Honorary Federal Senate, in fuel energy and mining. He was also a professional consultant for the program, “Report of the Environmental Impact of the Exploratory Well and Exploitation of Oilfields of YPF, Golfo San Jorge Basin,” and a local affiliate of the GEA Group, Provinces of Chubut and Santa Cruz.

Roberto Ariel Ivovich

Mr. Ivovich graduated as a certified public accountant from the National University of Córdoba. He has served as the investment project auditor of the Federal Investment Council and as an accounting consultant for the Municipality of El Calafate, Santa Cruz, in the area of collections. Currently he is the appointed representative for the Province of Santa Cruz before the Federal Commission of Tax Responsibility. Additionally, he is a member of the Federal Tax Commission and he is Chief of Cabinet of the Government of the Province of Santa Cruz.

Omar Chafi Félix

Mr. Félix has served as Secretary of the Public Work Ministry of the Province of Mendoza. He also has served as City Councilman of the city of San Rafael, Mendoza from 1995 to 1999, as Mayor of the city of San Rafael, Mendoza from 2003 until 2009 and National Legislator representing the Province of Mendoza from 2009 to 2013. Currently he is President of Telcom Argentina S.A., a company engaged in mining exploitation and soil transportation. Mr. Félix is also active in the livestock industry.

Armando Isasmendi (h)

Mr. Isasmendi graduated from the Universidad Católica Argentina with a law degree. He is currently the Chairman of Recursos Energéticos y Mineros de Salta S.A. He has acted as President of the Regulatory Entity of Public Services in the Province of Salta, and as an advisor in the Ministry of Economic Development in the Province of Salta.

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

Rodrigo Cuesta

Mr. Cuesta earned a law degree from the School of Law and Social Science of the University of Buenos Aires and a master’s degree in administrative law from Austral University. Among other positions, he was legal advisor at the National Legal Affairs Office of the Office of the Attorney for the Argentine’s Treasury, General Counsel of the Aerolíneas Argentinas Group and Assistant Comptroller General of Argentina. Currently, he is our Legal Affairs Corporate Vice-President.

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

Sebastian Uchitel

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

Nicolas Marcelo Arceo

Mr. Arceo earned a degree in economics from the University of Buenos Aires. He holds a PhD in Social Science and a master’s degree in political economics from the Latin-American Faculty of Social Sciences. Mr. Arceo is our Administration and Finance Vice-President.

Fernando Dasso

Mr. Dasso earned a degree in labor relations from the University of Buenos Aires. In 1993, he joined our Company and has held various positions within our Company since then. In 2006, he was appointed Human Resources Director at the Argentina, Bolivia and Brazil Exploration and Mining Unit. Currently, he is our Human Resources Vice-President.

Luis García del Río

Mr. García del Río earned a law degree from the School of Law and Social Science of the Sevilla University (Spain). Among other positions, he acted as an attorney for the Spanish government and governmental agencies from 1993 to 2001, legal advisor to different areas of Repsol between 2001 and 2008. In May 2008 he became a partner of the law firm García del Río & Larrañaga Abogados where he currently practices law.

Carlos María Tombeur

Mr. Tombeur graduated from the University of Buenos Aires, School of Law and Social Sciences, with a law degree in 1976. Previously, he was Professor of Economic Law in the School of Economic Sciences and of Commercial Law in the School of Law at the University of Buenos Aires. Mr. Tombeur was also Professor of Economic Law in the Master’s Degree program in Public Policy at the University Di Tella. From 1999 to 2005, he served as member of the Board of Directors of YPF S.A. Mr. Tombeur was appointed controller at Seguro de Depósitos S.A. (SEDESA) (Insurance Deposit Company) by the Central Bank for the period 1997 to 2001. He also served as legal undersecretary of the Ministry of Economy and Public Works and Services for the period 1992 to 1996 and was a member of the Board of Directors of the Central Bank of the Argentine Republic, 1991-1992. Mr. Tombeur was Partner of the firm Caride Fitte & Tombeur from 1977 until 1991. Mr. Tombeur is currently Partner with the firm Severgnini Robiola Grinberg & Tombeur. He is also a member of the Bar Association of the City of Buenos Aires and the International Bar Association.

Nicolás Eduardo Piacentino

Mr. Piacentino graduated from the Universidad Católica Argentina, with an engineering degree. He currently provides services of high-end consultancy on commercial, logistical and production to different companies on mining, grains and energy matters. He also worked as a trader for several companies, such as Glencore Ltd and Repsol – YPF Trading and Transport S.A.

Sergio P. Affronti

Mr. Affronti earned a certified public accountant degree and a degree in business administration from the Argentine Catholic University, and a degree from the Management and Engineering Program of the University of Texas, Austin. Among other positions, he acted as manager for regional administration and planning for YPF Upstream from 1998 to 2001, manager for Repsol Upstream in strategic upstream planning in Latin America between 2002 and 2004, manager for purchases and hiring for Repsol Upstream between 2004 and 2006, director of Planning and Control for Europe, Asia and Africa for Repsol Upstream between 2006 and 2008, country manager for Repsol Upstream in Ecuador between 2008 and 2010, and director for corporate development for Repsol Upstream in Spain from 2011 to May 2012. Currently he is our Shared Services Vice-President.

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

José Carlos Blassiotto

Mr. Blassiotto graduated from the University of Belgrano with a law degree. He is currently the Minister of Economy and Public Construction in the Province of Santa Cruz, as well as the representative of the Province of Santa Cruz in the Argentine Arbitration Commission, the Commission for Fiscal Responsibility, and the Federal Tax Commission. He is also a professor of Civil and Commercial Procedural Law in the Criminal Sciences Department in the University Institute of the Argentine Federal Police. He also acted as Legal and Technical Secretary in the Ministry of Economy and Public Works in Santa Cruz, as Director of Fiscal Prosecutors in the Tribunal in Santa Cruz, as legal advisor in the Low Chamber in the Province of Santa Cruz, and as Regular Member in the Contracts Committee in the Legal Affairs Department of the National Lottery.

Cristian Alexis Girard

Mr. Girard graduated from the University of Buenos Aires with a degree in economics. He is currently getting a PhD in Economic Sciences in the University of Buenos Aires, and is a professor of economics in the Economic Science Department in the University of Buenos Aires and the Popular University of Madres de Plaza de Mayo. He also serves as director in the National Direction of Companies with Government Participation, and is currently a Director representing the Argentine government in several companies, such as SIDERAR SAIC, YPF GAS S.A., Metrogas S.A., Distribuidora de Gas Cuyana S.A. and Gas Natural Fenosa SA.

Javier Leonel Rodríguez

Mr. Rodríguez graduated from the University of Buenos Aires with a degree in Economics. He has also presented his thesis to obtain a PhD from such University, which is being evaluated. He currently serves as Sub-Secretariat of Economic Planning in the Secretary of Economic Policy and Development Planning in the National Ministry of Economy and Public Finance.

Jesus Guillermo Grande

Mr. Grande graduated from the National University of Tucumán with an engineering degree. Since 1993, he held various positions at Schlumberger, serving as Director of Human Resources; President of one of its service lines; and the head of Corporate Strategy Implementation. He has also served in executive and operational positions in Kuwait, Argentina, Brazil, Angola and the United States. His specialty is management and operations optimization. Mr Grande is our Upstream Executive Vice-President.

Carlos Agustín Colo

Mr. Colo earned a geology degree from the San Juan de Bosco Patagonia National University. Among other positions, he previously served as District Chief for the Golfo San Jorge Basin, Director of the Technical Office for Upstream, Director for the Economic Unit composed by Las Heras and Santa Cruz for YPF and Country Manager for Repsol Colombia. He currently serves as our Exploration Executive Manager.

Almudena Larrañaga Ysasi –Ysasmendi

Ms. Ysasi-Ysasmendi has been a lawyer member of the bar since 1999. She graduated from Universidad Complutense de Madrid in 1996, with a law degree. She has served in several companies from Dragados (TECSA) Group, as well as Squire, Sanders & Dempsey, and Gómez Acebo & Pombo.In 1999 she joined the Legal Affairs Department in REPSOL BUTANO, S.A. In 2006 she was appointed Chief of Legal Affairs (Upstream division) for Europe and Northern Africa in REPSOL Group. In 2007 she was appointed Chief of Legal Affairs (Upstream and GNL) for Europe and Northern Africa. Since May 1st, 2008, she has been working as an independent lawyer and is currently partner in García del Río & Larrañaga Abogados.

Patricia María Charvay

Ms. Charvay earned an economics degree and a doctorate degree in Economics from the University of Buenos Aires. Among other positions, she previously served as a consultant for the Council of Coordination of Social Policies. Currently she represents the Argentine government serving as a director in several companies, among others Edenor S.A. and Endesa Costanera S.A., and she is a secretary of Economic Policies and Development Planning for the Argentine National Ministry of Economy and Finance. Ms. Charvay was elected as alternate Director representative of the Class A shares by the Argentine government.

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

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position
Miguel Galuccio	Chairman, Chief Executive Officer and Director
Daniel González	Chief Financial Officer
Rodrigo Cuesta	Legal Affairs Corporate Vice-President
Jesús Grande	Upstream Executive Vice-President
Carlos Alfonsi	Downstream Executive Vice-President
Fernando Giliberti	Strategy and Business Development Vice-President
Nicolás Arceo	Administration and Finance Vice-President
Doris Capurro	Communication and Institutional Relations Vice-President
Fernando Dasso	Human Resources Vice-President
Sergio Affronti	Shared Services Vice-President

In addition to the members of our Senior Management for whom outside business interests and experience are described above, we include the following:

Daniel Gonzalez

Mr. Gonzalez is the President of the Disclosure Committee. Daniel Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm´s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. He currently is also member of the Board of Directors of Hidroneuquén S.A. and Hidroeléctrica Piedra del Águila S.A. As of the date of this annual report, Mr. Gonzalez is our Chief Financial Officer (CFO).

Carlos Alfonsi

Mr. Alfonsi graduated with a degree in chemistry from Argentina’s Technological University of Mendoza. Additionally, he has a degree in IMD Managing Corporate Resources from Lausanne University and has studied at the Massachusetts Institute of Technology. Since 1987, he has held various positions at our Company, serving as an operations manager; the Director of the La Plata refinery; Operation Planning Director; Director of Commerce and Transportation for Latin America; Director of Refinery and Marketing in Peru; Country Manager for Peru; and R&M for Peru, Chile, Ecuador and Brazil. Currently, Mr. Alfonsi is our Downstream Executive Vice-President.

Fernando Giliberti

Mr. Giliberti earned a certified public accountant degree from the Argentine Catholic University, an MBA from the Argentine University of the Enterprise, a Postgraduate Diploma in Management and Economics of Natural Gas from the College of Petroleum Studies, Oxford University, and master’s degree in the Science of Management, from the Sloan Program at Stanford University. Among other positions, he previously served at YPF as Head of Accounting and Finance at our headquarters in Mendoza, and as South Division Business Support Manager of the El Guadal-Lomas del Cuyo Pilot Economic Unit, Business Development Manager and Exploration and Production Business Development Director. In San Antonio (Pride International), he was South Division Business Support Manager and Vice President at the Latin America Business Unit and Vice President of Business Development at Pioneer Natural Resources of Argentina. In 2006, he founded Oper-Pro Services S.A. Currently, he is our Strategy and Business Development Vice-President.

Doris Capurro

Mrs. Capurro graduated with a degree in Sociology. During her career Mrs. Capurro specialized in public relations, media, advertising, political management, marketing and market research. Mrs. Capurro is President of two leading consultant companies in Argentina (CAPComunications S.A. and Ibarómetro S.A.). Additionally, Mrs. Capurro founded and ran a leading agency for advertising and communication services (Capurro and Associates) for 20 years until it was acquired in 1999 by the French group Publicis. She received several national and international awards for advertising, creativity, strategy and management. Mrs. Capurro is the organizer of the International Conference of Political Management in Buenos Aires, sponsored by the Graduate School of Political Management at George Washington University and Torcuato Di Tella. She teaches in the Master of Political Communication at the Pontifical University of Salamanca, Spain, and the University FLACSO in Buenos Aires. She is currently our Communication and Institutional Relations Vice-President.

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee.

Composition and responsibilities of our Audit Committee

The Stocks Market Law as defined in “Item 9. The Offer and Listing Argentine Securities Market” and Resolution No. 622/2013 of the CNV, require that Argentine public companies appoint an audit committee (comité de auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee. A majority of the members of the Audit Committee must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee” below.

The Board of Directors of the Company, at its Meeting held on May 31st, 2013 resolved to approve the composition of the Audit Committee. Consequently, the current members of the Audit Committee as of the date of this filing are: president Héctor Walter Valle, members José Iván Brizuela and Sebastián Uchitel. Mr. Walter Fernando Vázquez was appointed as an alternate member of our Audit Committee, but he presented his resignation as Director and alternate member of the Audit Committee which was approved by the Board of Directors on September 23, 2013.

Additionally, Mr. Héctor W. Valle was determined by our Board of Directors to be an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

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

Activities of the Audit Committee

The Audit Committee, which pursuant to its regulations shall meet as many times as needed and at least once every quarter, held 11 meetings between March 2013 and March 2014.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Audit Committee periodically reviews economic and financial information relating to us, supervises the internal financial control systems and oversees the independence of the external auditors.

Economic and financial information

With the help of the Administration and Finance Vice-President and considering the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2013, and comparative information, included in our report on Form 6-K submitted to the SEC on March 11, 2014.

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

As of March 2014, and as a consequence of the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ending December 31, 2014. The shareholders are expected to consider the designation of Deloitte & Co. S.A. as external auditors of the financial statements for the year ended December 31, 2014 in a shareholders’ meeting to be held this year.

Independence of the Members of our Board of Directors and Audit Committee

Pursuant to CNV regulations, a director is not considered independent when such director (i) owns at least a 15% equity interest in a company, or a lesser interest if the director has the right to appoint one or more directors of the company, which we refer to as a “Significant Participation,” or has a Significant Participation in another company that in turn has a Significant Participation in the company or a significant influence on the company (“significant influence” is defined by Argentine GAAP); (ii) is a member of the Board of Directors of, or depends on, or is otherwise related to shareholders, who have a Significant Participation in the company or another company in which these shareholders have a direct or indirect Significant Participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship with, or is a member of a company that maintains professional relationships with, or receives remuneration (other than that received in consideration of his performance as a director) from the company or any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company, or with a third-party company that has a direct or indirect Significant Participation or a significant influence; (v) directly or indirectly sells or provides goods or services to the company or to any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company for an amount exceeding his remuneration as a member of the Board of Directors or audit committee; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the Board of Directors or Audit Committee, would not be independent, according to the above-listed rules.

As of the Annual Shareholders’ meeting held on April 30, 2013 and its continuation of May 30, 2013, Directors Héctor Walter Valle, Sebastián Uchitel, José Iván Brizuela, Axel Kicillof, Oscar Alfredo Cretini, Roberto Ariel Ivovich, Armando Isasmendi (h), Luis García del Río, Carlos María Tombeur, Nicolás Eduardo Piacentino and Alternate Directors Patricia María Charvay, Carlos Héctor Lambré, Francisco Ernesto García Ibañez, José Carlos Blassiotto y Almudena Larrañaga Ysasi Ysasmendi qualified as independent members of our Board of Directors under the above-described criteria.

Director Omar Chafí Félix, who was designated by the Supervisory Committee and assumed the position of Director at the Board of Directors meeting held on January  23, 2014, also qualifies as independent member of our Board of Directors under criteria described above.

Disclosure Committee

Composition and responsibilities of our Disclosure Committee

In February 2003, we created a Disclosure Committee to:

•	monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

•	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or which is generally released to the markets;

•	direct, establish and maintain internal control systems that are adequate and efficient to ensure that our financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by us, are accurate, reliable and clear;

•	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed;

•	assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus” —SEC Release number 33-8124), in relation to the support for the certifications by our Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by us of adequate procedures and controls for the generation of the information to be included in its annual reports on Form 20-F, and other information of a financial nature;

•	take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance by us of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the CNV and other regulators of the stock markets on which our stock is traded; and

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee was composed of the following people:

Name	Position
Miguel Galuccio	Chairman, Chief Executive Officer and Director
Daniel González	Chief Financial Officer and President of the Disclosure Committee
Rodrigo Cuesta	Legal Corporate Affairs Vice-President and Secretary of the Disclosure Committee
Jesús Grande	Upstream Executive Vice-President
Vacant	Quality, Environment, Security and Health Position
Carlos Alfonsi	Downstream Executive Vice-President
Fernando Giliberti	Strategy and Business Development Vice-President
Nicolás Arceo	Administration and Finance Vice-President
Doris Capurro	Communication and Institutional Relations Vice-President
Fernando Dasso	Human Resources Vice-President
Javier Fevre	Internal Auditor
Javier Sanagua	Reserves Auditor

Compliance with New York Stock Exchange Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the New York Stock Exchange (the “NYSE”) intended to strengthen corporate governance standards for listed companies.

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

Significant differences between our corporate governance practices and those required by NYSE listing standards

Non-U.S. NYSE-listed companies may, in general, follow their home country corporate governance practices in lieu of most of the NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from U.S. companies under the NYSE listing standards.

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

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not required as mandatory, but are recommended by the CNV under CNV’s General Resolution No. 606/12. However, the Company has a Compensation Committee, established by the Board of Directors under the option provided in Article 17 clause (xii) of the Company’s by-laws, which is composed by Directors Rodrigo Cuesta, Fernando Dasso and Miguel Matias Galuccio.

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

For the year ended December 31, 2013 the total cost of the aggregate compensation accrued to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps.128,5 million, including Ps.32.4 million in concept of an equity compensation plan, pension, retirement or similar benefits that YPF provides to members of its Board of Directors and executive officers and including Ps.1.7 million in compensation paid to the members of the Supervisory Committee . During 2013, YPF’s performance-based compensation programs included a bonus plan for approximately 5,600 non-unionized YPF employees and 7,900 unionized YPF employees. This bonus plan provided for cash to be paid to its participants based on a measurable and specific set of objectives under YPF’s Management by Objectives program and the results of the review of individual performance. The participation of each eligible employee in the bonus plan ranged from 6% to 50% of such employee’s annual base salary.

        In 2013, our Shareholders’ Meeting, as proposed by our Board of Directors, approved the creation of a voluntary reserve of Ps.120 million to be set aside to fulfill our long-term incentive plan which contemplates compensation in shares for certain employees. To that end, the Company purchased its own shares in accordance with Section 64 et seq. of Law No. 26,831. For additional information see Note 1.b.10.iii to our Audited Consolidated Financial Statements.

YPF’s directors do not have any service contracts with YPF involving the payment of compensation other than those previously mentioned and the performance of their duties in the Company.

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

The by-laws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” For the year 2013, the aggregate compensation paid to the members of the Supervisory Committee was Ps.1.7 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Gustavo Adolfo Mazzoni	A	62	2013	2014	(*)
Maria de las Mercedes Archimbal	D	31	2013	2014	(*)
Enrique A. Fila	D	54	2013	2014	(*)
Raquel Inés Orozco (alternate member)	A	58	2013	2014	(*)
Guillermo Cardirola (alternate member)	D	38	2013	2014	(*)
Cecilia Carabelli (alternate member)	D	43	2013	2014	(*)

(*)	Members of our Supervisory Committee are appointed in connection with a fiscal year. Our shareholders, in the general ordinary shareholders’ meeting held on April 30, 2013 and its continuation on May 30, 2013 appointed the members of our Supervisory Committee for fiscal year 2013.

Gustavo Adolfo Mazzoni

Mr. Mazzoni earned a certified public accountant degree and a postgraduate degree in finance from the University of Buenos Aires. He also earned a degree in psychology from the Pichon Riviere School of Psychology. Among other positions, he previously worked as a senior auditor for Price Waterhouse & Co., and the Argentine National Office of the Comptroller General, supervising private companies and different national ministries, including Justice, Labor, Health and Social Development, among others. He is currently the statutory auditor (síndico) of several companies such as Aerolíneas Argentinas S.A., Austral S.A., Optar S.A., Empresa Argentina de Soluciones Satelitales S.A. (Ar-Sat), Emprendimientos Energéticos Binacionales S.A., Centro de Ensayos de Alta Tecnología S.A., Gas Natural BAN S.A., among others, and a Director in Radio y Televisión Argentina S.E.

María de las Mercedes Archimbal

Ms. Archimbal earned a law degree from the Argentine Catholic University and a master’s degree in international relations from the University of San Andrés. Among other positions, she previously served as legal coordinator for the Argentine National Ministry of Industry. She was a member of the advisory board to the Mercosur Guaranty Fund for medium and small companies. She currently is a member in the Argentine National Office of the Comptroller General and an alternate statutory auditor in different companies such as Radio y Televisión Argentina S.E. and Pampa Energía S.A, among others.

Enrique Alfredo Fila

Mr. Fila earned a certified public accountant degree from the University of La Plata. Among other positions, previously he was a councilor in the City of La Plata, an advisor to the mayor of La Plata, and a consultant to the Argentine National Ministry of Social Development between 2008 and 2009. Currently, he is the statutory auditor (síndico) of Tandanor S.A.I.C. y N., Aeropuertos Argentina 2000 S.A., Distribuidora de Gas Cuyana S.A., and YPF Gas S.A. and an alternate statutory auditor (síndico suplente) of Nación A.F.J.P. S.A., Servicios de Radio y Televisión de la Universidad Nacional de Córdoba S.A., Empresa de Transporte de Energía Eléctrica Por Distribución Troncal de la Provincia de Buenos Aires S.A., Compañía de Transporte de Energía Eléctrica S.A., Compañía Inversora de Trasmisión Eléctrica S.A., and Sociedad del Estado Casa de Moneda.

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

Cecilia Leonor Carabelli

Ms. Carabelli has a law degree from the School of Law and Social Science of the University of Buenos Aires. Among other positions, she previously worked for the legal affairs direction of the National Social Security Administration, in the Secretary of Social Development, as a Director for the Argentine National Senate, and as a Member of the Administration Committee to the Fiduciary Fund for Mortgage Debtors, representing the Argentine National Ministry of Economy and Finance. Currently, she is a member of the Argentine National Office of the Comptroller General.

Employee Matters

As of December 31, 2013, we had 17,747 employees, including 9,421 employees of the Downstream business segment, 3,563 employees of the Upstream business segment, and 4,763 employees of the Corporate and Other segment. Approximately 45% of our employees are represented by the Federation of Oil Workers Union (SUPeH, for its acronym in Spanish) that negotiates with us labor agreements and salaries which apply to YPF and OPESSA unionized employees. The SUPeH is permanently negotiating with us, and we maintain a good level of communication. In general, requests of labor unions related to the petrochemical industry were consistent with general wage increases given by the General Unions Confederation.

In 2011 we began negotiations with the SUPeH, which resulted in the extension of our agreements with such unions until the end of 2014. The negotiations involved the economic and social conditions for employees that are addressed in the labor agreement. We consider our current relations with our workforce to be generally good.

In addition, labor conditions and salaries of third-party employees, are represented by sixteen other unions. Approximately 60% of third-party employees, mostly in Upstream business, are represented by nine unions with whom we directly negotiate their labor agreements and salaries. These unions are clustered in three groups, Petroleros Privados with five unions, Personal Jerárquico with three unions and SUPeH Emprendimientos. The remaining 40% of third-party employees are represented by unions with whom we do not participate in labor agreements.

In 2012, we negotiated an 18-month salary agreement with unions with whom we directly negotiate, which ended on December 31, 2013, ensuring both cost control and a low-conflict business environment. During first quarter 2014, we have been negotiating 2014 salaries increase agreement, which we hope be finished in the next months.

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

As of December 31, 2013, YPF was a party in approximately 1,296 labor lawsuits which relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and character of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

Maxus (a YPF subsidiary) has a number of contributory health and welfare plans covering its full-time employees and their dependents. Maxus provides matching contributions of up to 6% of employees’ deferrals to the Employee Savings Plan, along with a non-discretionary contribution of 7.5%, which was implemented following the termination of the Maxus pension plan. There is a non-qualified pension plan where a small number of executives receive contributions associated with the Savings Plan, which would have been denied them due to IRS annual limits. Retiree health and life insurance coverage for active employees was terminated in October

2011. Maxus continues to provide health and welfare plans to a select group of retired employees who were promised coverage for life at no cost to them. The coverage provided varies by the year in which the employees retired and the companies they retired from. Due to the advanced ages of these retirees, this is a significantly decreasing population. Maxus continues to provide supplemental noncontributory and non-qualified retirement payments to certain former executives, officers, and surviving spouses, which is a closed group.

As of December 31, 2013 there were also approximately 40,500 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2013.

Employees by Business Units
Upstream	3.563

Downstream	9.421
Refining and Marketing	8.172
Chemicals	43
Natural gas distribution and Electricity Generation(1)	1.206

Corporate and Other(2)	4.763

Total YPF	17.747

(1)	Includes 1,131 employees of Metrogas S.A. and its subsidiaries
(2)	Includes 3,175employees of A-Evangelista S.A. and its subsidiaries.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location
Argentina	17.607
Rest of South America	113
United States	27

Total YPF	17.747

ITEM 7. Major Shareholders and Related Party Transactions

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law”. Additionally, see “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the Agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

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

The following table sets forth information relating to the beneficial ownership of our shares as of Mach 12, 2014:

	Number of shares	(%)
Repsol Group (shares subject to expropriation)(1) (3)	200,589,525	51.00%
Repsol Group(2) (3)	46,648,538	11.86%
Public(2)(3)	113,872,526	28.95%
Slim Family(4)	32,150,394	8.17%
Argentine federal and provincial governments(5)	11,388	0.003%
Employee fund(6)	40,422	0.01%

(1)	For purposes of ensuring the fulfillment of the objectives of the Expropriation Law, Class D shares representing 51% of our share capital held by Repsol Group have been declared of public interest and subject to expropriation. See “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government-The Expropriation Law.” To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed.
(2)	According to data provided by The Bank of New York Mellon, as of March 12, 2014.
(3)	According to data provided by The Bank of New York Mellon, as of March 12, 2014, there were 183,956,404 ADSs outstanding and 66 holders of record of ADSs. Such ADSs represented approximately 46.8% of the total number of issued and outstanding Class D shares as of such date.
(4)	According to Schedule 13G filed with the SEC on February 14, 2014. “Slim Family” consists of Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit through Inmobiliaria Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.
(5)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively. In addition, the Class D shares subject to expropriation from Repsol Group or its controlling or controlled entities, which represent 51% of our share capital, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”
(6)	Reflects the ownership of 40,422 Class C shares.

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2013 are set forth in Note 6 to the Audited Consolidated Financial Statements. The principal such transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps.2,842 million in 2013), our purchase of petroleum and other products that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps.1,177 million in 2013), all this in addition to what is mentioned in the following paragraphs.

In addition, the Expropriation Law was passed by the Argentine Congress, which was ruled by Decree No. 660 of the National Executive Office. Among other matters this Law declares of public interest and subject to expropriation 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Consequently, since the passage on May 3, 2012 of the Expropriation Law, the federal government is a related party of the Company. Consequently, and in addition to transactions mentioned in paragraph before, we are party to numerous agreements with the federal government, as well as with certain agencies or institutions dependent on such governments and stated-owned companies.

The information disclosed in Note 6 to the Audited Consolidated Financial Statements disclose the balances with joint ventures and affiliated companies as of December 31, 2013 and December 31 and January 1, 2012, and transactions with the mentioned parties for the twelve-month periods ended December 31, 2013 and 2012. Additionally, the balances and transactions held with the entities within the Repsol group are included until the date the conditions required to be considered as related parties were met. Information regarding major transactions with government entities are also described in Note 6 to the Audited Consolidated Financial Statements.

In addition, see Note 1.b.10.iii to our Audited Consolidated Financial Statements regarding our long-term share compensation plan offered to certain personnel.

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

Accrued, probable contingencies

Accruals totaling Ps. 4,674, Ps.2,634 and Ps.2,244 million as of December 31, 2013, 2012 and 2011, respectively, have been provided in connection with contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount accrued reflects the best estimate, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims accrued are described in the following paragraphs.

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

On June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of U.S.$28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of U.S.$2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF of the termination of the contract. On March 20, 2009 AESU formally notified YPF of the termination of the contract. On April 6, 2009, YPF initiated an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately U.S.$1,057 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming against YPF the payment of approximately U.S.$10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF had initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full rejection of YPF claims and introduced a counterclaim against YPF asking the Arbitration Tribunal to condemn YPF and to compensate TGM for all present and future damages suffered by TGM due to the extinction of the Transportation Gas Contract and the Memorandum of Agreement dated October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion; and to condemn AESU-Sulgás -in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or Sulgás- jointly and severally to indemnify TGM for all damages caused by such termination. Additionally, on July 10, 2009 TGM increased the amount of its claim to U.S.$17 million and claimed an additional amount of approximately U.S.$366 million for loss of profits, both considered without merit by YPF, which it rejected in its answer to such additional claim.

On April 6, 2011, the Arbitration Tribunal appointed in the “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF,” “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. On April 19 and 24, 2012, AESU and Sulgás presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for a value of U.S.$28 million and for the year 2006 for U.S.$2.4 million.

On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinean Court in Commercial Matters.

On July 29, 2013 the Arbitration Tribunal rejected the nullity request and suspended the arbitration proceedings until September 30, 2013. On October 17, 2013 the Arbitration Tribunal resumed the proceedings and on December 10, 2013 established a proceeding schedule to be held during 2014 pursuant to which AESU, Sulgas and TGM shall submit their arbitration demand on January 10, 2014 and YPF shall submit the reply on April 21, 2014. Hearings are expected to take place on November 6 and 7, 2014.

On October 23, 2013 the National Court of Appeals in Commercial Matters declared its jurisdictional incompetency and reassigned the nullity request to the National Court of Appeals in the Federal Contentious Administrative. On December 16, 2013 the intervening official issued its opinion in favor of the competence of this court.

On December 27, 2013 YPF filed a nullity request before the National Court of Appeals in the Federal Contentious Administrative.

Despite having brought the action above, considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the partial award, YPF has accrued its best estimate with respect to the amount of the claims.

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. Transportadora de Gas del Norte S.A. (“TGN”), one of the parties to these contracts, initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. TGN subsequently claimed the alleged related damages in a note addressed to the Company in November 2011. On April 3, 2013, YPF was notified of the lawsuit filed by TGN claiming for damages. The total amount claimed by TGN amounts to approximately U.S.$207 million as of the date of this annual report. YPF has answered the lawsuit brought by TGN. Additionally, the plaintiff notified us that it was terminating the contract, invoking YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. The Federal Court of Appeals in Civil and Commercial Matters has ruled in favor of the jurisdiction of the federal civil and commercial courts (and against ENARGAS’ jurisdiction) to resolve this matter. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF before ENARGAS, under art. 66 of Law 24,076, claiming the payment of Ps.339 million in relation to payments of applicable fees for natural gas transportation services to Uruguaiana relating to the transportation invoices claimed by TGN. On February 8, 2012 we answered the claim raising ENARGAS’ lack of jurisdiction (as we did in the proceeding against TGN), the accumulation in the trial “TGN / YPF” and rejecting the claim based on the theory of legal impossibility. On the same date, a similar order of accumulation was also submitted in the trial “TGN / YPF.” On April 12, 2012, ENARGAS resolved in favor of NAFISA.

On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013 the National Court of Appeals in the Federal Contentious Administrative ruled in favor of NAFISA. On November 19, 2013 YPF filed an ordinary appeal against such resolution to the Supreme Court of Justice. On November 27, 2013 YPF filed an extraordinary appeal against such resolution to the Supreme Court of Justice. In the opinion of YPF’s management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

On September 18, 2012, the judge intervening in the trial “TGN / YPF” decided: a) to dismiss the order of accumulation made by YPF on the ground that the court has no jurisdiction to hear the case because it lacks administrative jurisdiction in NAFISA litigation, and considering that there is no possibility that the decision made to any of them have the same effect on the other; b) to accept the new facts alleged by YPF consisting notification made by TGN on December 16, 2010 in respect of the termination of the contract and the call of a public tender by TGN on March 10, 2011 to award the public and firm service transportation of natural gas through its northern pipeline system, including transport capacity remaining under the contract with YPF already terminated; c) extend the demand for which TGN claims invoices relating to services for November and December 2010; and d) open the case to trial.

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

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring. On August 11, 2011, the judge ruled against YPF and the National State requiring us to pay approximately Ps.3.5 million plus interest. The Court of Appeals confirmed the lower court judge’s ruling and ordered YPF to file an improvement plan to reduce gaseous emissions produced by the refinery. YPF filed an appeal before the Supreme Court but it was rejected on March 2013. Subsequently, the Judge ordered YPF to file an improvement plan, which YPF filed on March 2013. The plan will be analyzed by the Court experts.

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

Quilmes claims. We have been notified of 37 judicial claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the La Plata – Dock Sud pipeline, which occurred in 1988 as third parties damaged and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales. One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps.47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have answered the complaint requesting its rejection and impleading the Argentine government. We have also notified the Argentine government of the existence of this claim and that we plan to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by the Privatization Law. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter, and we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. There are 26 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps.19 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. As of the date of this annual report, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings (see “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States”). YPF International S.A. and Maxus International Energy Company were added to the claim in 2010. The plaintiffs are claiming economic compensation, including damages and associated investigation and cleanup costs, in an undetermined amount and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act (“Spill Act”), the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. For a detailed information about this legal proceeding, see “—YPF Holdings-Passaic River/Newark Bay, New Jersey-New Jersey - litigation with DEP.”

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

Additionally it should be noted that the Company has learned, however the demand was not notified to YPF, two other legal claims brought by ASSUPA against: i) concessionaires of the areas of Golfo San Jorge Basin, and ii) concessionaires of areas of Austral basin. The Company, in case of being notified, expects to answer according to legal terms and the arguments of defense appropriate to the case.

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

Claims related to the gas market and others. In addition to the claims described under “—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts,” we are involved in the following proceedings also related to the administration of exports imposed by the Argentine government in the natural gas market:

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

In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the CNDC a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted the corresponding explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has acted at all times in conformity with current regulations and that it did not engage in any discrimination or abuse in determining prices.

On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) each of these five oil companies was ordered to sell diesel fuel to public bus transportation companies at a price no higher than the retail price charged by its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is ruled upon. Against that preliminary injection, the Argentinian government presented an extraordinary federal appeal, which has not yet been served to YPF.

We are also subject to other claims before the CNDC which are related to alleged price discrimination in the sale of fuels. Our management, based on the evidence available to date and upon the opinion of our external counsel, has considered them to be possible contingencies.

Users and Consumers’ Association claim. The Users and Consumers’ Association claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps.91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps.489 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitation had already elapsed. A ruling is pending on the applicability of the statute of limitations. Notwithstanding the above, the evidence production period commenced on August 6, 2009.

Quilmes claims. The Company has been notified of a complaint filed by a group of neighbors of Quilmes, in the province of Buenos Aires, claiming approximately Ps.250 million in compensation for personal damages.

Repsol S.A. and others complaints: The Company has been served with the following complaints:

•	A complaint filed by Repsol on July 31, 2012 in the Supreme Court of the State of New York, New York County, United States, against The Bank of New York Mellon (“BNY”) and the Company. The complaint alleges that Repsol had the right to vote ADSs owned by a certain third party that were pledged in Repsol’s favor, but that it was unable to exercise those voting rights due to BNY’s alleged failure to accept and carry out Repsol’s voting instructions in connection with, among other things, the election of the Company’s Board of Directors at the Company’s shareholders’ meeting on June 4, 2012. The complaint also asserts claims against the Company for allegedly improperly instructing BNY not to accept Repsol’s voting instructions. On February 4, 2014, the court granted the Company’s and BNY’s motions to dismiss the complaint, and dismissed all claims against the Company with prejudice.

•	YPF was notified of four complaints filed by Repsol S.A. in Argentina in connection with the enforcement of Law 26,741, requesting the invalidation of the Ordinary Shareholders’ Meetings dated on June 4, 2012, July 17, 2012 the Annual General Meeting No. 38 on September 13, 2012 and April 30, 2013 and its continuation of May 30, 2013, all of which have been answered by YPF.

•	On February 27, 2014, YPF and Repsol executed an arrangement (the “Arrangement”) whereby, mainly, the parties reciprocally agreed to withdraw, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the Arrangement derived from the declaration of public interest and subjection to expropriation of YPF shares owned by Repsol pursuant to Law No. 26,741, the intervention, temporary takeover of public utility-declared shares and management of YPF. Likewise, the parties have agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them, and to grant a series of mutual indemnities subject to certain conditions. The withdrawals contemplated by the Arrangement include those actions filed by Repsol listed above. The Arrangement will enter into force on the day following to the date on which Repsol notifies YPF that the Agreement signed between Repsol and the Argentine Republic has entered into force. If such effectiveness does not occur on or prior to May 7, 2014, or at a later date as the parties may agree in writing, the Arrangement shall not be enforced and shall become void, and the parties shall retain all of the rights preexisting at the date of their signature, and the Arrangement shall not create any liability for either party. See “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the Agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

•	YPF class action: On April 16, 2013, YPF was served with a putative class action complaint filed by Monroe County Employees’ Retirement System against the Company, certain of its officers and directors, Repsol S.A., Morgan Stanley & Co., Incorporated (“Morgan Stanley”), Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Goldman Sachs & Co. (“Goldman Sachs,” and together with Morgan Stanley and Credit Suisse, the “Underwriters”), which asserted claims under the Securities Act of 1933. On May 15, 2013, that action was consolidated with a similar action initiated by Felix Portnoy that asserted claims under the Securities Exchange Act of 1934. The claims in the consolidated action are based on an alleged failure to inform the market, during the period between December 22, 2009 and April 16, 2012 and in connection with a March 2011 public offering of YPF shares, regarding the potential risk of expropriation of the Company, and on the corresponding alleged effect on the value of the shares. On February 20, 2014, the United States District Court for the Southern District of New York granted YPF’s, Repsol’s and the Underwriters’ motions to dismiss all of the claims with prejudice.

Non-accrued, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

        Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC forwarded the complaint to us, and requested explanations under Art. 29 of the Antitrust Protection Law. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. On September 2, 2008, the

CNDC issued Note No. 1131/08 requesting information in relation to the prices in the internal and external markets for the years 2000 to 2008. On October 7, 2008, we provided the information. On December 10, 2008, the CNDC requested us to file the LPG export contracts signed during the years 2001-2004 as well as to explain the evolution of the prices in the internal and external markets of propane and butane during the March to December period in the years 2001-2004. On December 16, 2008, we provided the requested information. Having provided the requested information, we have become aware that the CNDC has issued an opinion suggesting that the proceedings be dismissed. However, the matter is still pending before the Argentine Secretariat of Domestic Commerce.

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

Mendoza royalties dispute. Following certain claims from the province of Mendoza that the international market price be used in the calculation of royalties relating to internal market transactions based on its interpretation of Section 6 of Law No. 25,561, we commenced an administrative proceeding. Our request is currently pending. Additionally, YPF filed a declaratory action with the Argentine Supreme Court, with application for an injunction to declare unconstitutional the interpretation that the province of Mendoza applies to Section 6 of Law No. 25,561. On April 7, 2009, we were notified that the Argentine Supreme Court has agreed to hear the case brought by YPF, and issued a preliminary injunction to restrain the province of Mendoza from applying the international market price in calculating the royalties payable by YPF. During 2013 the Argentine Supreme Court issued a final resolution favorable to us.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, a Delaware corporation. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States” for additional information.

In connection with the sale of Maxus’ former chemical subsidiary, Chemicals Company, to Occidental in 1986, Maxus agreed to indemnify Chemicals Company and Occidental from and against certain liabilities relating to the business or activities of Chemicals Company prior to the Closing Date, including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals Company prior to the Closing Date. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States.”

As of December 31, 2013, YPF Holdings’ accruals for environmental and other contingencies totaled approximately Ps1,284 million. YPF Holdings management believes it has adequately accrued for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, allocation of responsibility among potentially responsible parties, and the possibility of administrative or judicial enforcement actions by authorities, which could result in material additions to such accruals in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions, the signing of participation agreements, or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ accruals for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the accruals already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection (the “DEP”) and Occidental, as successor to Chemicals Company, was entered in 1990 by the United States District Court of New Jersey for Chemicals Company’s former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement between Maxus and Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of December 31, 2013, YPF Holdings has accrued approximately Ps.96 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RI/FS”) being performed and funded by Tierra and a number of other entities of the lower 17-mile portion of the Passaic River (including the portion already studied) pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group, consisting of approximately 70 companies, calls itself “CPG—Cooperating Parties Group.” The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). On May 29, 2012, Occidental, Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River—Mile 10.9—Removal Action.” However, Occidental remains a respondent to the 2007 AOC and its withdrawal from the CPG does not change its obligations under the mentioned AOC.

The EPA’s findings of fact in the 2007 AOC indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area (the 17-mile stretch of the Passaic River from the Dundee Dam south to Newark Bay). For this reason, during the first half of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, a draft Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which was signed and became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. Tierra previously estimated that the total cost to implement the CSO AOC is approximately U.S.$5.0 million and will take approximately two more years to complete.

Tierra, acting on behalf of Occidental, is also performing and funding a separate RI/FS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA (the “2004 AOC”). The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. In addition, in August 2010, Tierra proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of December 31, 2013, the parties had not agreed to Tierra’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above.

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

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“Removal AOC 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals Company’s former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which encompassed the removal of 40,000 cubic yards, started in July 2011 and was substantially completed in the fourth quarter of 2012. The EPA inspection was held in January 2013 and Tierra received written confirmation of completion in March 2013. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the Removal AOC of 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could decreased or increased over time if the anticipated cost of completing the removal work contemplated by the AOC changes. The removal work will remove a number of contaminants, such as dioxin, PCBs, and mercury, which may have come from sources other than or in addition to the former Chemicals Company plant. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the Removal AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RI/FS addressing the lower 17-mile portion of the Passaic River, and the RI/FS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

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

On November 14, 2013, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives it is considering in the revised FFS. The EPA stated that the FFS will set forth four alternatives: (i) no action, (ii) deep dredging with backfill of 9.7 million cubic yards over 12 years (EPA estimated cost: U.S.$1.4 billion to U.S.$3.5 billion, depending on whether the dredged sediment is disposed of in a confined aquatic disposal facility on the floor of Newark Bay (“CAD”), at an off-site disposal facility or is locally decontaminated and put to beneficial use); (iii) capping with dredging of 4.3 million cubic yards over 6 years (EPA estimated cost: $1.0 billion to $1.8 billion, depending on whether there is a CAD or off-site disposal or local decontamination and beneficial use), (iv) focused dredging and capping of 0.9 million cubic yards over 3 years (EPA estimated cost: U.S.$0.4 billion to U.S.$0.6 billion, depending on whether there is a CAD or off-site disposal or local decontamination and beneficial use). As of the date of this annual report, the revised FFS is expected to be released to the public as early as March, 2014. If the EPA keeps to the announced schedule, it is anticipated that the final Record of Decision would be issued in about 12-18 months after the FFS is made public. Based on the information available to the Company as of the issuance date of this report, considering the potential final proposal, the results of the studies and discoveries to be produced, the many potentially responsible parties involved in the matter, with its consequent potential allocation of removal costs, and also considering the opinion of external counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this litigation by YPF Holdings Inc.

The 17 miles of the Lower Passaic River from its confluence with Newark Bay to Dundee Dam pursuant to the 2007 AOC will be subject to a Remedial Investigation / Feasibility Study that is anticipated to be completed in 2015, following which EPA will select a remedy and notice it for public comment.

Moreover, and with respect to the alleged contamination, that dioxin, DDT and other “hazardous substances” discharged from Chemicals Company’s former Newark plant and contaminated the lower 17-mile portion of the Passaic River, Newark Bay, and other nearby waterways and surrounding areas, in December 2005 the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental (the “New Jersey—litigation with DEP”). These plaintiffs seek damages for the past cost of investigation and cleanup of these waterways, property damage and other economic impacts (such as decreases in tax revenues and value of real estate and increases in public medical costs, etc.), and punitive damages. The defendants have made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities and sewage treatment authorities) which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. Anticipating this considerable expansion of the number of parties in the litigation, the court appointed a Special Master to assist the court in the administration of discovery. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Plaintiffs allege that defendants Repsol, YPF, YPF International S.A., YPF Holdings, Inc., CLH Holdings, Inc., Maxus, Maxus International Energy Company and Tierra are alter egos of one another and engaged in a scheme to defraud the plaintiffs through corporate restructurings designed to cap and strand the environmental liabilities associated with the contamination of the area. To this end, plaintiffs assert claims for the fraudulent transfer of Maxus’ assets, civil conspiracy, breach of fiduciary duty, aiding and abetting, and piercing the corporate veil and alter ego liability. In September 2010, governmental entities of the State of New Jersey and a number of third-party defendants filed motions to dismiss and Maxus and Tierra filed their responses. Except in a few cases, these motions were rejected in January 2011. In October 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants. However, the judge ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the Special Master in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases and ten tracks. Phase One will determine liability and Phase Two will determine damages. In July 2012, the Court amended the trial plan for Track II (plaintiffs’ and Occidentals’ claims against Foreign defendants) and Track IV (liability for plaintiffs’ and Occidental’s claims stemming from the alleged fraudulent transfers, alter ego, and conspiracy), and scheduled trial for a date on or after June 1, 2013. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: one against Occidental and Maxus on liability under the Spill Act and the other against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals Company has been proved, liability cannot be imposed if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site (an area located nearby the Passaic River); and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site, and that Maxus and Tierra share each other’s liabilities as alter-egos.

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

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court will conduct the discovery and trial of the State’s damages against Occidental, Maxus and Tierra (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there are three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extends the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014. In July 2012, the Court amended the trial plan for Tracks II (plaintiffs’ and Occidentals’ claims against Foreign defendants) and Track IV (liability for plaintiffs’ and Occidental’s claims stemming from the alleged fraudulent transfers, alter ego, and conspiracy), and scheduled trial for a date on or after June 1, 2013. On October 26, 2012, the Court again amended the trial plan for Tracks II and IV, adjusting discovery and summary judgment deadlines and setting trial for February 24, 2014. On February 14, 2013, the plaintiffs and all defendants except Occidental appeared before the Court to seek a stay of the litigation because they had agreed to recommend terms for a settlement framework to resolve the claims between them (discussed below).

In January 2013, the Court granted YPF, YPF International S.A., YPF Holdings, Inc., CLH Holdings, Inc. and Repsol permission to file motions to dismiss plaintiffs’ Complaint and Occidental’s Cross-Claims as barred by the applicable statutes of limitations and repose and because they fail to state a claim upon which relief may be granted. YPF’s motion to dismiss was due on February 18, 2013, but, as described above, the Court stayed the litigation on February 14, 2013.

As of December 31, 2013, DEP has not filed with the Court dollar amounts on all its claims, but it has previously (a) contended that a U.S.$50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred over U.S.$118 million in past “cleanup and removal costs,” and is seeking an additional award of between U.S.$10 and U.S.$20 million to fund a study to assess natural resource damages, and seeks its future investigation and remediation costs, (c) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of the cost of other economic impacts, and (d) seeks punitive damages.

The parties to the pending Passaic litigation have also engaged in settlement negotiations. In November 2011, the Special Master (a retired State judge, appointed to assist the Superior Court with discovery) called for and held a settlement conference in late November 2011 between the plaintiffs, and Repsol, YPF, YPFI, YPFH, CLH, Tierra and Maxus to discuss the parties’ respective positions, but no resolution was reached.

During the fourth quarter of 2012 and the first quarter of 2013, Maxus and Tierra, together with certain other direct defendants in the litigation, engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State.

On March 26, 2013 the State of New Jersey informed the Court of a preliminary settlement agreement between the third parties defendant and the State of New Jersey. In addition, YPF and certain affiliates (among them, YPF Holdings, Maxus and Tierra) approved a Settlement Agreement with Repsol and the State of New Jersey. The Settlement Agreement provides, without acknowledging any fact or right: (i) a payment of U.S.$65 million by Maxus and/or YPF to the State of New Jersey and (ii) a hard cap of up to U.S.$400 million with respect to certain of Occidental’s unresolved cross-claims against Repsol, YPF and YPFI; and would resolve certain environmental claims of the plaintiffs against all Settling Defendants within a certain range of the Passaic River, and the deferral of Tracks II and IV until after trial of the State’s damages against Occidental in Track VIII. The Settlement Agreement does not resolve Occidental’s cross-claims.

On December 12, 2013 the Judge approved the Settlement Agreement together with the settlement agreement executed between the State of New Jersey and the third parties defendants. On January 24, 2014 Occidental filed a notice of appeal from the court’s approval of the Settlement Agreement, stating that it was not objecting to the material terms of the Settlement Agreement but to the delay in the commencement of Track IV (Occidental’s claims under the doctrines of alter ego and fraudulent conveyance against Repsol and YPF). On February 3, 2014, the court of appeals informed the parties that it questioned whether or not Judge Lombardi’s decision on December 12th regarding the timing of Track IV was final or interlocutory. The State of New Jersey argued to the appellate court that Judge Lombardi’s decision was a final order, while Occidental argued that the decision was an interlocutory order. The appellate court is expected to decide the question in March or April 2014. On February 10, 2014 Maxus made the U.S.$65 million payment provided in the Settlement Agreement to an escrow account.

With respect to the third-party claims for contribution that Maxus and Tierra brought against approximately 300 companies and governmental entities, including certain municipalities and sewage authorities, which could have responsibility in connection with the above claims, the State of New Jersey has also sought to settle those claims. On March 26, 2013, the plaintiffs advised the Superior Court that a proposed settlement between the plaintiffs and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants pursuant to which the third party defendants would pay the State of New Jersey approximately U.S.$34.5 million. That third party defendant settlement was subsequently submitted for Superior Court approval, which would extinguish Maxus’s and Tierra’s third-party claims in the litigation. The Superior Court approved that settlement on December 12, 2013.

As of December 31, 2013, YPF Holdings has accrued approximately Ps.805 million comprising the estimated costs for studies, the YPF Holdings Inc.‘s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC of 2008 agreement, and in addition certain other matters related to Passaic River and the Newark Bay, also including certain related legal matters. However, it is possible that other works, including interim remedial measures or different of those considered, may be ordered. In addition, the development of new information, the imposition of penalties, or remedial actions or the result of negotiations related to the referred matters differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently provisioned.

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that 16,000-30,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to execute this AOC and Occidental, Maxus and Tierra formalized their resignations from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of U.S.$20 million, that the work would be completed. On June 25, 2012, EPA issued Occidental a Unilateral Administrative Order (UAO) for Removal Response Activities. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s existing dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. Tierra, on behalf of Occidental, continues to discuss with EPA how Occidental can comply with the UAO. Pending the outcome of such discussions, the deadline for Occidental’s submission of financial assurance has been extended indefinitely until further notice from the EPA.

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

Hudson and Essex Counties, New Jersey. Until the 1970s, Chemicals Company operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). DEP has identified over 200 sites in Hudson and Essex Counties alleged to contain chromite ore processing residue either from the Kearny Plant or from plants operated by two other chromium manufacturers. Tierra, Occidental and DEP signed an administrative consent order in April 1990 (“ACO”) which requires remediation at 40 sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations. Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work required by the ACO (which is ongoing at all ACO Sites at various stages) and associated with the issues described below.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. In February 2008, the parties reached an agreement in principle, pursuant to which Tierra agreed to pay, on behalf of Occidental, U.S.$5 million and agreed to perform remediation works at three sites, with a total cost of approximately U.S.$2.1 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey register in June 2011 and became final and effective as of September 2011. Pursuant to the Consent Judgment, the U.S.$5 million dollar payment was made in October 2011 and a master schedule was delivered to DEP for the remediation, during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; therefore, in March 2012, Maxus submitted a revised eight-year schedule which was approved by DEP on March 24, 2013. In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups and these groups have agreed not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective March 7, 2013.

In March 2008, the DEP approved an Interim Response Action work plan for work to be performed at the Kearny Plant site by Tierra and at the adjacent property by Tierra in conjunction with other parties. Work on the Interim Response Action has begun. In addition, this adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The three parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter of 2011, the PRG reached an agreement with another potentially responsible party (Cooper Industries), whereby Cooper Industries would join the PRG .The PRG is in active negotiations with the EPA for an RI/FS AOC for the Standard Chlorine Chemical Company site and expects to execute the AOC in second quarter of 2013. Pursuant to a request of the DEP, in the second half of 2006, the PRG tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results was submitted to the DEP. DEP requested additional sampling, and the PRG submitted to DEP work plans for additional sampling in January 2009. In March 2012, the PRG received a Notice of Deficiency (“NOD”) letter from DEP relating to the Hackensack River Study Area (“HRSA”) Supplemental Remedial Investigation Work Plan (“SRIWP”) that the PRG had submitted to the DEP in January 2009. In the NOD, DEP seeks to expand the scope of work that would be required in the Hackensack River under the SRIWP to add both additional sample locations/core segments and parameters. While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. Negotiations between the PRG and the DEP are ongoing.

As of December 31, 2013, YPF Holdings has accrued a total of approximately Ps.112 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals Company operated manufacturing facilities in Painesville, Ohio (the “Painesville Works Site”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The investigation and remediation of the Painesville Works Site is governed by agreements and orders in place with the EPA and the Ohio Environmental Protection Agency (“OEPA”). The primary area of concern historically has been Chemicals Company’s former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of 20 specific operable units within the former Painesville Works Site and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As each operable unit within the Site receives OEPA approval for projects related to investigation, Remediation Work, or operation and maintenance activities, additional orders and agreements will be implemented, and additional amounts may need to be accrued. YPF Holdings has accrued a total of approximately Ps.116 million as of December 31, 2013 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals Company’s former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a Memorandum of Agreement (“MOA”) with federal and state natural resources trustees in connection with claims for natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved specifying the restoration projects to be implemented. During the first half of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 through which it is agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of U.S.$0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2013, YPF Holdings has accrued approximately Ps.23 million for its estimated share of the remediation and the MOA associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

In June 2005, the EPA designated Maxus as a potentially responsible party (PRP) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. In 2006, Maxus and four other PRPs entered into a Joint Participation and Defense Agreement, and in January 2007 those PRPs and EPA entered into an AOC to perform a RI/FS regarding the investigation of “upland” soil and groundwater, as well as sediment in the Kinnickinnic River. Maxus’ exposure at the Site appears tied to the 1966-1973 time period, although there is some dispute about it. The PRP Agreement includes an interim allocation, under which Maxus has a substantial share. Preliminary work in connection with the RI/FS in respect of this site commenced in the second half of 2006.

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (FSP) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately U.S.$0.8 million.

YPF Holdings has accrued approximately Ps.3 million as of December 31, 2013 for its estimated share of the costs of the RI/FS. The main area of concern and focus is the extent of river sediment investigation that will be required. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals Company, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals Company is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 30, 2009. The PRP Group signed the Consent Decree in the second quarter of 2012, and it became effective in July 2012. During 2012 and 2013, the PRP Group proceeded with the planning and design phase with remediation expected to take place in 2014. As of December 31, 2013 the Company has reserved approximately Ps.5 million in connection with its obligations for this matter. Chemicals Company has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third-party sites where hazardous substances from Chemicals Company’s plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals Company has no known exposure. At December 31, 2013, YPF Holdings had accrued approximately Ps.23 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

Dallas Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals Company to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals Company, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current accrued for this matter. This decision will also require Maxus to reimburse Occidental for past costs. In 2009, Maxus received a statement from Occidental of the costs Occidental believed to be due under the judgment, in the amount of U.S.$16.7 million. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. In September 2009, Maxus paid to Occidental U.S.$1.9 million. In March 2012, Maxus paid to OCC U.S.$0.6 million covering OCC’s costs for 2010 and 2011, and in September 2012 Maxus paid to OCC an additional U.S.$31 thousand for OCC’s costs for the first semester of 2012. Maxus anticipates that OCC’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. As of December 31, 2013, only approximately U.S.$6.5 million of disputed claims (relating to Occidental’s internal costs) remains pending. Maxus has allowances for this claimed amount. A significant category of claims refused by Maxus on the basis of its interpretation of the 12-year clause, were claims relating to “Agent Orange.” All pending Agent Orange litigation was dismissed in December 2009. Although it is possible that additional claimants may come forward in the future, it is estimated that no significant liability will result from this category of claims.

The remaining claims refused consist primarily of claims of personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, which are currently unknown as of the date of this report, and if such claims arise, they could result in additional liability. As of December 31, 2013, YPF Holdings had accrued approximately Ps.2 million in respect of these matters.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals Company, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. The court’s decision was appealed by Maxus In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. On behalf of Occidental, Maxus filed its appeal in the February 2011, and the Court of Appeals affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, U.S.$2 million in June 2012 covering past costs. As of December, 2013, YPF Holdings has accrued approximately Ps.6 million in respect of this matter.

Ruby Mhire Litigation. In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property; Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs demanded remediation and other compensation from approximately U.S.$159 million to U.S.$210 million, basing themselves on plaintiffs’ expert’s study. During June 2012, the parties in the case held a court-ordered mediation. Plaintiff sought U.S.$30 million from Maxus and two parties which was rejected by the defendants. On June 11, 2013, Maxus signed a Settlement Agreement with the plaintiffs pursuant to which Maxus shall make installment payments totaling $12 million over three years and also perform remediation at the site, which is estimated to cost between $1 and $3 million. On July 31, 2013, the 38th Judicial District Court for the Parish of Cameron, State of Louisiana, approved the Settlement Agreement following receipt on July 8, 2013 of the No Objection Letter from the Louisiana Department of Natural Resources, Office of Conservation. On August 5, 2013, pursuant to the Settlement Agreement, Maxus made an initial payment of $2 million and on December 31, 2013, Maxus made a second payment of $3 million. YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the company’s financial condition. YPF Holdings has established accrued for legal contingencies and environmental issues in those situations where a loss is probable and can be reasonably estimated.

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

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2009	47.00	16.81
2010	50.60	33.89
2011	54.58	31.25
2012	41.14	9.57
2013	34.17	12.26
2014(1)	33.08	21.85

(1)	Through March 21, 2014

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2012:
First Quarter	41.14	26.21
Second Quarter	24.01	10.25
Third Quarter	13.69	11.26
Fourth Quarter	15.81	9.57
2013:
First Quarter	17.45	12.60
Second Quarter	15.21	12.26
Third Quarter	20.98	14.84
Fourth Quarter	34.17	20.00
2014:
First Quarter(1)	33.08	21.85

(1)	Through March 21, 2014

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2013:
September	20.98	17.23
October	22.68	20.05
November	29.95	20.00
December	34.17	28.06
2014:
January	33.08	22.19
February	28.29	21.85
March(1)	29.88	26.17

(1)	Through March 21, 2014

According to data provided by The Bank of New York Mellon, as of March 12, 2014, there were 183,956,404 ADSs outstanding and 66 holders of record of ADSs. Such ADSs represented approximately 46.8% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF, outstanding ADSs represented 34.9% of the total number of outstanding Class D shares as of March 12, 2014. Repsol Group was the holder of 46.6 million of our ADSs at that date.

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

Certain information regarding the Argentine stock market is set forth in the table below

	2013	2012	2011	2010	2009	2008
Market capitalization (in billions of pesos)(1)	3,356	2,300	1,611	1,900	2,185	1,234
As percent of GDP(1)	124%	107%	87%	132%	191%	119%
Volume (in millions of pesos)	367,830	242,324	207,805	177,613	133,208	237,790
Average daily trading volume (in millions of pesos)	1,526.3	1,005.5	848.2	722.0	545.93	962.71

(1)	End-of-period figures for trading on the BASE.

Source: Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2009	162.00	64.00
2010	205.00	137.00
2011	222.60	150.50
2012	188.50	66.50
2013	294.00	181.00
2014(1)	330.00	250.00

(1)	Through March 21, 2014

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2012:
First Quarter	188.50	125.00
Second Quarter	125.00	66.50
Third Quarter	90.25	73.00
Fourth Quarter	104.00	66.50
2013:
First Quarter	133.50	101.30
Second Quarter	136.00	106.00
Third Quarter	192.00	115.00
Fourth Quarter	294.00	181.00
2014:
First Quarter(1)	330.00	250.00

(1)	Through March 21, 2014

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2013:
September	192.00	148.00
October	213.00	181.00
November	264.50	185.00
December	294.00	237.00
2014:
January	330.00	261.00
February	297.00	250.00
March(1)	311.50	276.00

(1)	Through March 21, 2014

As of December 31, 2013, there were approximately 17,985 holders of Class D shares in Buenos Aires Stock Market.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Argentine Securities Market

The securities market in Argentina is composed of 13 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

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

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 26,831 (“Stocks Market Law”) which governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

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

Despite a change in the legal framework of Argentine securities trading in the early 2000s, which established new disclosure requirements and standards of liability for issuers and underwriters; a new tender offers regulation and others minority investors rights; and new standards in corporate governance among other regulatory changes introduced by Decree 677/01 (the “Transparency Decree”), there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

Almost all the provisions of the Transparency Decree have been incorporated in the recently new securities law, Law No. 26,831 enacted in 2012, the “Stocks Market Law,” which applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among the key provisions of the Transparency Decree that has been incorporated in the new Stocks Market Law, are the following: the definition of a “security,” that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition to this, the Stocks Market Law included very relevant changes for the modernization and future design of the capital market, like the demutualization of the stock exchanges; new regulatory powers and resources for the CNV; a mandatory tender offer system and other provisions, like the new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV with Resolution No. 622/2013. Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with the international accounting standards (IFRS) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

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

Law No. 25,246 (as subsequently amended by Law No. 26,087, Law No. 26,119, Law No. 26,268 and Law No 26,683) provides for an administrative criminal system and replaces several sections of the Argentine Criminal Code, incorporating, among other matters, the definition of money laundering as a type of crime committed whenever a person converts, transfers, manages, sells, charges, conceals or otherwise markets any asset derived from a criminal offense, with the possible consequence that the original assets or substitutes thereof appear to come from a lawful source, provided that the total value of the asset exceeds Ps.300,000 regardless of whether such amount results from one act or a series of related acts.

According to Article 303 of the Argentine Criminal Code, money laundering (as defined above) shall be punished with three to ten years of imprisonment and a fine of two to ten times the amount of the transactions made. The penalty prescribed above shall be increased by one third of the maximum and one half of the minimum if: (a) the wrongdoer carries out the act on a regular basis or as a member of an association or gang organized with the purpose of continuously committing acts of a similar nature; (b) if the primary wrongdoer is a public officer who committed the infringement in the exercise of his/her duties (in such a case, the wrongdoer shall also be punished by special disqualification for three to ten years, and the same penalty shall apply to a wrongdoer who commits the offense in the service of a profession or trade requiring special qualification). The individual who receives money or other assets derived from a criminal offense with the purpose of applying them to a money laundering transaction shall be punished with imprisonment from six months to three years. If the value of the assets is not over Ps.300,000, the wrongdoer will be punished with imprisonment from six months to three years. The provisions in this section shall apply even when the criminal offense is committed outside the geographical jurisdiction of the Argentine Criminal Code, so long as the crime is also penalized in the jurisdiction where it was committed.

Article 277 of the Argentine Criminal Code sets forth that an imprisonment of between six months and three years shall be applied (with varying minimum terms attaching depending on the particular circumstances) to any person who helps a perpetrator to avoid investigation, obscures or destroys evidence of a crime, acquires, receives, hides or alters money or other proceeds from a crime, does not report the commission of the crime or does not identify the perpetrator or participant in a crime with knowledge that such person would have been obliged to assist in the criminal prosecution of such crime and/or aids or abets the perpetrator or participant to make safe the proceeds of the crime. The minimum and maximum terms of punishment shall be doubled when: (a) the offense implies a particularly serious crime (for which minimum penalty is higher than 3 years of imprisonment); (b) the abettor acts for profit; (c) the abettor habitually commits concealment acts; or (d) the abettor is a public official.

Law No. 25,246 contemplates that the legal entity whose management collected or provided assets or money, whatever their value, knowing that such assets were to be used by a terrorist organization, may be subject to a fine between five to 20 times the value of such assets. Furthermore, whenever the management of the legal entity infringes the duty to treat the information submitted to the Financial Information Unit (Unidad de Información Financiera) (“UIF”) as confidential, the legal entity shall be subject to a fine between Ps.50,000 to Ps.500,000. Additionally such regulation created the UIF as an autonomous and financially self-sufficient entity within the jurisdiction of the Argentine Ministry of Justice and Human Rights, in charge of analyzing, treating and transmitting information in order to preclude and prevent money laundering. Pursuant to this legislation, the UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with Law No. 25,246. Whenever the information furnished or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings. Moreover, Law No. 26,087 mandates that banking secrecy or professional privilege, or legal or contractual commitments, cannot be considered exceptions to the compliance with the obligation to submit information to the UIF in the context of an investigation of suspicious activity.

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

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), amended by Resolution No. 1/12, 68/13 and 03/14, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Argentine Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF (“Resolution 229”) amended by Resolution No 1/12 and 03/14, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be archived and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) creating a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; b) designation of a compliance officer; c) the implementation of periodic audits; d) personnel training; e) elaboration of analysis records and risk management of detected unusual operations and of those which have been reported because they were considered suspicious; f) implementation of technological tools which allow the establishment of efficient control systems and prevention of money laundering and terrorism financing; and g) implementation of measures which allow Subjects Obliged under Resolution 121 and Subjects Obliged under Resolution 229, respectively, to electronically consolidate the operations carried out with clients, and electronic tools which allow the analysis and control of different variables in order to identify certain behaviors and observe possible suspicious transactions. Entities covered by Resolution 121 must report any money laundering suspicious activity to the UIF within 30 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hours period has elapsed.

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

In addition, the CNV Rules establish that brokers and brokerage firms, and companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or lease of securities affiliated with stock exchange entities with or without associated markets and intermediary agents registered on forwards or option markets, and individuals or legal entities acting as trustees, for any type of trust fund, and individuals or legal entities, owners of or related to, directly or indirectly, with trust accounts, trustees and grantors in the context of a trust agreement, shall comply with Law No. 25,246, the UIF’s rulings and the CNV’s regulations. Additionally, companies managing common investment funds, any person acting as placement agent or performing activities relating to the trading of common investment funds, any person acting as placement agent in any primary issuance of marketable securities, and any issuer with respect to capital contributions, irrevocable capital contributions for future issuances of stock or significant loans, must also comply with such regulations.

Such resolutions also contain certain requirements for the reception and delivery of checks and payments made between the individuals and entities listed above, as well as the prohibition of transactions relating to the public offering of securities, when they are consummated or ordered by individuals or companies domiciled or residing in domains, jurisdictions, territories or associated states not included in the list of Decree 589/2013 (Regulatory Law of Income Tax No. 20,628 and its amendments), among other provisions, which mainly includes jurisdictions considered “cooperating for the purpose of tax transparency.” Brokers and dealers must duly know their clients and apply policies and maintain adequate structures and systems in line with a policy against money laundering and terrorist financing. Also, interested investors undertake the obligation to submit any information and documents that may be required in order to comply with criminal regulations and other laws and regulation in connection with money laundering, including capital markets’ regulations preventing money laundering issued by the UIF and similar regulations issued by the CNV.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the company who was allegedly excluded from the Argentine government’s YPF PPP, filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Pursuant to the plaintiff’s request, the federal judge of first instance of Bell Ville, in the province of Cordoba, granted a preliminary injunction (the “Preliminary Injunction”), ordering that any sale of shares of YPF or any other transaction involving the sale, assignment or transfer of shares of YPF carried out by Repsol YPF or YPF be suspended, unless the plaintiff and other beneficiaries of the PPP, organized under the Federation of Former Employees of YPF, are involved or participate in such transactions. We filed an appeal against such decision, requesting that the Preliminary Injunction be revoked. In addition, we requested the recusal of the federal judge of first instance of Bell Ville and the issuance of a preliminary injunction offsetting the effects of the Preliminary Injunction. On March 1, 2011, we were notified that the intervening judge had allowed our appeal, suspending the effects of the Preliminary Injunction. In addition, a preliminary injunction was granted to explicitly allow the free disposition of our shares, provided that Repsol YPF, directly or indirectly continues to own at least 10% of our shares. On December 5, 2011, the Court of Appeals confirmed this preliminary injunction and modified the Preliminary Injunction of the federal judge of first instance of Bell Ville. Both the federal judge of first instance of Bell Ville, on July 21, 2011, and the Court of Appeals, on December 15, 2011, decided in favor of the jurisdiction the federal court in Buenos Aires to resolve this matter. Under the jurisprudence of the Federal Supreme Court of Argentina (upholding numerous decisions of the relevant Courts of Appeals), YPF should not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the Argentine government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

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

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the Audit Committee and election, performance and remuneration of directors and members of the Supervisory Committee. In addition,, pursuant to the Stocks Market Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, assets as long as such decision has not been performed in the ordinary course of business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partial or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

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

Under the Argentine Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendent of Corporations (Inspección General de Justicia, or “IGJ”) in order to exercise certain shareholder rights, including voting rights. Such registration requires the filing of certain corporate and accounting documents. Accordingly, if a shareholder owns Class D shares directly (rather than in the form of ADSs) and it is a non-Argentine company, and such shareholder fails to register with the IGJ, the ability to exercise its rights as a holder of Class D shares may be limited.

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

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the shareholders’ general ordinary and extraordinary meeting held on April 30, 2013 and its continuation on May 30, 2013, our Board of Directors is composed of 17 directors and 12 alternates.

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

In the shareholders’ agreement entered into by Repsol YPF and Petersen Energía in connection with the Petersen Transaction, they had agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. In 2011 we paid Ps.5,565 million (Ps.14.15 per share) with respect to 2010 earnings. However, after the passage of the Expropriation Law, at our Shareholder’s meeting held on July 17, 2012 a dividend of Ps.303 million (Ps.0.77 per share or ADS) was authorized for payment during 2012. Recently the Company approved its 2013-2017 Strategic Plan which provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with such strategy. Furthermore, at the shareholders’ general ordinary and extraordinary meeting held on April 30, 2013 and its continuation on May 30, 2013 a dividend of Ps.326 million (Ps.0. 83 per share or ADS) was authorized for payment during 2013.

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77
2013	—	—	0.83	—	0.83

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

Voting

Under our by-laws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of our Board of Directors and are entitled to appoint one director and one alternate director and, (ii) have certain veto rights, as described below.

Class A Veto Rights

Under the by-laws, so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the company; (ii) approve any acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the company’s exploration and production activities; (iv) voluntarily dissolve the company and, (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

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

Material Contracts

None.

Exchange Regulations

See “Item 3. Key Information —Exchange Regulations” for information on the monetary and currency exchange control restrictions in effect in Argentina.

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

Recent modifications to the Income Tax Law

On September 23, 2013, Law No 26,893 introducing modifications to the Income Tax was published in the Official Gazette. The abovementioned modifications are mainly related to the taxability of the income originating for the purchase and sale of shares and the collection of dividends. The scope of the law was clarified by means of the Regulatory Decree 2334. Below is a description of the main modifications introduced by Law No 26,893:

•	Income originating from the purchase and sale of shares

•	As from its entry into force, any income originated from the disposal of shares, quotas, equity interests, certificates, bonds and other securities, shall be taxable regardless of the subject that holds them.

•	However, the income originating from the transfer of those securities listed in the stock exchange or securities market (and obtained by undivided state and individuals residing in the country) is exempted.

•	The income obtained by overseas beneficiaries originating from the disposal of shares, quotas, equity interests, certificates, bonds and other securities, is also subject to the tax.

•	When ownership corresponds to a subject abroad and the acquirer is also an individual or legal entity abroad, the tax will be borne by the purchaser of the shares, quotas, equity interests or other security.

•	The tax aliquot is 15%. Furthermore, it was established that when income was obtained by a subject abroad, the calculation of the tax, at the option of the taxpayer, shall be performed by using any of the methods detailed below:

•	Applying the 15% aliquot on 90% of the sums paid.

•	Applying the 15% aliquot, on the sum resulting from the deduction of the gross profit paid or credited, the expenses incurred in the country necessary for its obtaining, maintenance and conservation, as well as the deductions admitted by the Income Tax Law.

•	Distribution of Dividends

The collection of dividends and profits, in cash or in kind, except for shares or quotas, distributed by companies and other entities incorporated in the country mentioned by article a), paragraphs 1,2,3,6 and 7 e paragraph b), of article 69 of the Income Tax Law, are included in the 10% aliquot, except for the dividends received by companies and other local entities, which are still not computed for tax purposes (regardless of its application, in this case, the so-called “Equalization Tax”).

Dividends distributed to overseas beneficiaries shall be subject to a one-time 10% withholding. Therefore, every distribution of dividends performed by the Company to its shareholders shall be covered by the extension of the scope of the tax, except for those beneficiaries that are local “subjects- companies.”

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

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding Passive foreign investment company rules, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years before January 1, 2013 were taxable at a maximum rate of 15%. Beginning after December 31, 2012, the maximum capital gains rate to such non-corporate U.S. Holders increased from 15% to 20% for securities being held longer than one year and some non-corporate U.S. Holders may also be subject to a 3.8% net investment surtax. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Sale or other disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs will, subject to the discussion below regarding Passive foreign investment company rules, be capital gain or loss and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will be equal to the difference between the amount realized on the disposition and your tax basis in the relevant Class D shares or ADSs, each as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

YPF believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2013 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

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

Certain U.S. Holders who are individuals may be required, generally on IRS Form 8938, to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution, such as our ADSs). A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of Class D shares or ADSs.

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

ITEM 11. Quantitative and Qualitative Disclosures about Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2013, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Item 3. Key Information —Risk Factors.”

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. See Note 1.d to the Audited Consolidated Financial Statements).

In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. We generally follow a policy of not hedging our debt obligations in U.S. dollars. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

The Argentine peso has recently been subject to devaluation (approximately 23% during January 2014). (See “Item 5 – Operating and Financial Review and Prospects—Macroeconomic Conditions” for additional information). The main effects of a devaluation of the Argentine Peso on our net income are those related to the accounting of deferred income tax related mainly to fixed assets, which we expect would have a negative effect;current income tax which we expect would have a positive effect; increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar.See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

As mentioned in Note 1.b to Audited Consolidated Financial Statements, the Company has determined that the U.S. dollar is its functional currency. Therefore, the effect of changes in the dollar exchange rate on dollar currency positions have no impact on the exchange difference recorded in the consolidated statements of comprehensive income included in the Audited Consolidated Financial Statements, but affect the amount of our assets and liabilities remeasured in pesos as a consequence of devaluation and considering our reporting currency (pesos). For additional information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) see Annex iii to our Audited Consolidated Financial Statements.

Interest rate exposure

The table below provides information about our assets and liabilities as of December 31, 2013 that may be sensitive to changes in interest rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.”

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	4,419	0	—	—	—	—	4,419	4,420
Interest rate	0.70%-22.5%	0.00%
Variable rate
Other Receivables	2,118	17	17	17	16		2,185	2,185
Interest rate	CER(1)+8%/0.07%-22.26%	CER(1)+8%	CER(1)+8%	CER(1)+8%	CER(1)+8%

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Liabilities
Fixed rate
YPF’s Negotiable Obligations	3,123	754	3,672	664	4,267	704	13,184	13,401
Interest rate	2.5%-19%	0.10%-8.88%	3,5%-6,25%	1.29%-3.5%	3,5%-8,88%	3.5%-10%
Related Parties	—	—	—	—	—	—	—	—
Interest rate
Other debt	2,975	168	230	58	48		3,479	3,502
Interest rate	2-31%	2-15.25%	2-15.25%	2-15.25%	2-15.25%
Variable rate
YPF’s Negotiable Obligations	865	1,329	1,284	2,699	1,586	3,515	11,278	11,279
Interest rate	BADLAR (2) +3%- +4% / LIBOR +7.5%	BADLAR (2) +3,24 + 4% / LIBOR +7.5%	BADLAR (2)+4.25% / LIBOR +7.5%	BADLAR +4.25%- +4.75% / LIBOR +7.5%	BADLAR +4.75% / LIBOR + 7.5%	BADLAR +2.25%
Related parties	—	—	—	—	—	—	—	—
Interest rate
Other debt	1,472	1,147	819	198	—	—	3,635	3,635
Interest rate	Libor + 4-6%/ BADLAR +4%	Libor + 4-6%/ BADLAR +4%	Libor + 4-6%/ BADLAR +4%	Libor + 4- 4.5%

(1)	Coeficiente de Estabilización de Referencia (CER) is a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.
(2)	Refers to the average interest rate that banks pay for deposits of more than Ps.1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging instruments. For information on our hydrocarbons delivery commitments as of December 31, 2013, see “Item 4. Information on the Company—Exploration and Production—Delivery commitments.”

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

In 2013, the Depositary made no direct or indirect payments to YPF.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31,2013, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer (see “Item 6. Directors, Senior Management and Employees—Management of the Company”), performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer (see “Item 6. Directors, Senior Management and Employees-Management of the Company”), we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2013 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages.

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

ITEM 16A. Audit Committee Financial Expert

Our Board of Directors have designated Héctor W. Valle as YPF’s Audit Committee Financial Expert. Mr. Valle was designated by the Board of Directors at the meeting held on May 31, 2013. YPF believes that Mr. Valle possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Valle is an independent director.

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

	2013		2012		2011
Services Rendered	Fees	Expenses	Fees	Expenses	Fees	Fees
	(in thousands of pesos)
Audit Fees	18,943	295	13,988	188	12,883	110
Audit-Related Fees(1)	455	—	686	66	594	—
Tax Fees	85	—	—	—	—	—
All Other Fees	288	—	389	—	130	—

	19,771	295	15,063	254	13,607	110

(1)	Includes the fees for the issuance of agreed upon procedures reports.

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

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Prices Paid per Share (Ps per share)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Ps. Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)
January 2013	—	—	—	—
February 2013	—	—	—	—
March 2013	—	—	—	—
April 2013	—	—	—	—
May 2013	—	—	—	—
June 2013 (from 06/06/2013 to 13/06/2013)	—	—	—	120.000.000
June 2013 (from 13/06/2013 to 28/06/2013)	445,528	81.66	445,528	83,617,213
July 2013 (from 1/07/2013 to 09/07/2013)	287,306	83.00	287,306	59,772,008
August 2013 (from 14/08/2013 to 30/08/2013)	120,568	104.67	120,568	47,151,572
September 2013 (from 02/09/2013 to 16/09/2013)	194,111	104.88	194,111	26,792,811
October 2013	—	—	—	26,792,811
November 2013 (from 11/11/2013 to 19/11/2013)	184,849	144.86	184,849	—
December 2013	—	—	—	—

(a) The Board of Directors, at its meeting held on June 6, 2013, approved a Stock Compensation Plan for employees, which allows YPF to repurchase its shares on the BASE and NYSE for an aggregate amount of up to Ps. 120 million.

See additionally Note 1.b.10.iii to the Audited Consolidated Financial Statements.

ITEM 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2013, 2012 and 2011 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G. Corporate Governance

See “Item 6. Directors, Senior Management and Employees-Compliance with New York Stock Exchange Listing Standards on Corporate Governance.”

PART III

ITEM 17. Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19. Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version) *

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version) **

11.1	Code of Ethics***

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13.1	Section 906 Certification

23.1	Consent of DeGolyer and MacNaughton

23.2	Consent of IHS Global Canada Inc.

99.1	Reserves Audit Report of DeGolyer and MacNaughton.

99.2	Reserves Audit Report of IHS Global Canada Inc.

*	Filed as Exhibit 1.1 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
**	Filed as Exhibit 1.2 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
***	Incorporated by reference to YPF’s 2004 annual report on Form 20-F filed on June 30, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Daniel Gonzalez
Name:	Daniel Gonzalez
Title:	Chief Financial Officer

Dated: March 27, 2014

Consolidated Financial Statements

as of December 31, 2013 and

Comparative Information

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina

March 27, 2014

Deloitte & Co. S.A.

Guillermo D. Cohen

Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled companies as of and for the year ended December 31, 2013 and our report dated March 27, 2014 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires City, Argentina

March 27, 2014

Deloitte & Co. S.A.

Guillermo D. Cohen

Partner

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 37

BEGINNING ON JANUARY 1, 2013

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

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

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of December 31, 2013

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	Note	2013	2012	2011
Noncurrent Assets
Intangible assets	2.f	2,446	1,492	1,300
Fixed assets	2.g	93,496	56,971	43,522
Investments in companies	2.e	2,124	1,914	2,013
Deferred income tax assets, net	10	34	48	30
Other receivables and advances	2.c	2,927	1,161	882
Trade receivables	2.b	54	15	22

Total non-current assets		101,081	61,601	47,769

Current Assets
Inventories	2.d	9,881	6,922	6,006
Other receivables and advances	2.c	6,506	2,635	2,788
Trade receivables	2.b	7,414	4,044	3,315
Cash and equivalents	2.a	10,713	4,747	1,112

Total current assets		34,514	18,348	13,221

Total assets		135,595	79,949	60,990

Shareholders’ equity
Shareholders’ contributions		10,600	10,674	10,674
Reserves, other comprehensive income and retained earnings		37,416	20,586	12,746

Shareholders’ equity attributable to the shareholders of the parent company		48,016	31,260	23,420
Non-controlling interest		224	—	—

Total shareholders’ equity (per corresponding statements)		48,240	31,260	23,420

Noncurrent Liabilities
Provisions	2.j	19,172	10,663	9,206
Deferred income tax liabilities, net	10	11,459	4,685	2,724
Other taxes payable		362	101	136
Salaries and social security		8	48	38
Loans	2.i	23,076	12,100	4,435
Accounts payable	2.h	470	162	60

Total noncurrent liabilities		54,547	27,759	16,599

Current Liabilities
Provisions	2.j	1,396	820	965
Income tax liability		122	541	—
Other taxes payable		1,045	920	511
Salaries and social security		1,119	789	537
Loans	2.i	8,814	5,004	7,763
Accounts payable	2.h	20,312	12,856	11,195

Total current liabilities		32,808	20,930	20,971

Total liabilities		87,355	48,689	37,570

Total liabilities and shareholders’ equity		135,595	79,949	60,990

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.b.1)

	Note	2013	2012	2011
Revenues	2.k	90,113	67,174	56,211
Cost of sales	2.k	(68,571)	(50,267)	(41,143)

Gross profit		21,542	16,907	15,068
Selling expenses	2.k	(7,571)	(5,662)	(5,438)
Administrative expenses	2.k	(2,686)	(2,232)	(1,822)
Exploration expenses	2.k	(829)	(582)	(574)
Other income (expense), net	2.k	704	(528)	(46)

Operating income		11,160	7,903	7,188
Income on investments in companies		353	114	685
Financial income (expense), net:
Gains (losses) on assets
Interests		924	198	180
Exchange differences		(2,175)	(337)	(173)
(Losses) gains on liabilities
Interests		(3,833)	(1,557)	(1,045)
Exchange differences		7,919	2,244	751

Net income before income tax		14,348	8,565	7,586
Current Income tax	10	(2,844)	(2,720)	(2,495)
Deferred income tax	10	(6,425)	(1,943)	(646)

Net income for the year		5,079	3,902	4,445
Net income for the year attributable to:
– Shareholders of the parent company		5,125	3,902	4,445
– Non-controlling interest		(46)	—	—
Earnings per share attributable to shareholders of the parent company basic and diluted	9	13.05	9.92	11.30
Other comprehensive income
Actuarial gains (losses) – Pension Plans(2)		6	18	(12)
Translation differences from investments in companies(3)		(416)	(198)	(110)
Translation differences from YPF S.A. (4)		12,441	4,421	1,974

Total other comprehensive income for the year(1)		12,031	4,241	1,852

Total comprehensive income for the year		17,110	8,143	6,297

(1)	Entirely assigned to the parent company’s shareholders.
(2)	Immediately reclassified to retained earnings.
(3)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(4)	Will not be reversed to net income.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for the amounts per share expressed in pesos – Note 1.b.1)

	Shareholders’ contributions				Reserves					Equity attributable to
	Suscribed capital	Adjustment to contributions	Issuance premium	Total	Legal	Future dividends	Investments	Other comprehensive income	Retained earnings	Parent company’s shareholders	Non-controlling interest	Total shareholders’ equity
Balances at the beginning of year	3,933	7,281	640	11,854	2,243	596	—	—	7,995	22,688	—	22,688
As decided by the General Ordinary Shareholder’s Meeting of April 26, 2011:
– Absorption of the effect of the modification of previous year’s information (Note 4).	—	(1,180)	—	(1,180)	—	—	—	—	1,180	—	—	—
– Reversal of Legal Reserve (Note 4).	—	—	—	—	(236)	—	—	—	236	—	—	—
– Reversal of Reserve for future dividends	—	—	—	—	—	(596)	—	—	596	—	—	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	6,622	—	—	(6,622)	—	—	—
As decided by the Board of Directors’ Meeting of April 26, 2011:
– Cash dividends (7 per share)	—	—	—	—	—	(2,753)	—	—	—	(2,753)	—	(2,753)
As decided by the Board of Directors’ Meeting of November 2, 2011:
– Cash dividends (7.15 per share)	—	—	—	—	—	(2,812)	—	—	—	(2,812)	—	(2,812)
Other comprehensive income for the year	—	—	—	—	—	—	—	1,852	—	1,852	—	1,852
Actuarial losses reclassification – Pension Plans	—	—	—	—	—	—	—	12	(12)	—	—	—
Net income	—	—	—	—	—	—	—	—	4,445	4,445	—	4,445

Balances as of December 31, 2011	3,933	6,101	640	10,674	2,007	1,057	—	1,864	7,818	23,420	—	23,420
As decided by General Ordinary Shareholders’ Meeting of July 17, 2012:
– Reversal of Reserve for future dividends	—	—	—	—	—	(1,057)	—	—	1,057	—	—	—
– Appropriation to Reserve for investments	—	—	—	—	—	—	5,751	—	(5,751)	—	—	—
– Appropriation to Reserve for future dividends	—	—	—	—	—	303	—	—	(303)	—	—	—
As decided by the Board of Directors’ Meeting of November 6, 2012:
– Cash dividends (0.77 per share)	—	—	—	—	—	(303)	—	—	—	(303)	—	(303)
Other comprehensive income for the year	—	—	—	—	—	—	—	4,241	—	4,241	—	4,241
Actuarial gains reclassification – Pension Plans	—	—	—	—	—	—	—	(18)	18	—	—	—
Net income	—	—	—	—	—	—	—	—	3,902	3,902	—	3,902

Balances as of December 31, 2012	3,933	6,101	640	10,674	2,007	—	5,751	6,087	6,741	31,260	—	31,260

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for the amounts per share expressed in pesos – Note 1.b.1)

	Shareholders’ contributions										Reserves								Equity attributable to
	Suscri- bed capital	Adjust- ment to contribu- tions	Treasury shares	Adjust- ment to treasury shares	Share - based benefit plans		Acqui- sition cost of treasury shares	Share trading Premium	Issuance Premium	Total	Legal	Future dividends	Invest- ments	Purchase of treasury shares	Initial IFRS adjust- ment	Other compre- hensive income		Retained earnings	Parent company’s share- holders	Non- contro- lling interest	Total share- holders’ equity
Balances as of December 31, 2012	3,933	6,101	—	—	—		—	—	640	10,674	2,007	—	5,751	—	—	6,087		6,741	31,260	—	31,260
Purchase of treasury shares	(12)	(19)	12	19	—		(120)	—	—	(120)	—	—	—	—	—	—		—	(120)	—	(120)
Accrual of share-based benefit plans	—	—	—	—	81	(2)	—	—	—	81	—	—	—	—	—	—		—	81	—	81
Settlement of share-based benefit plans(3)	3	5	(3)	(5)	(41)		10	(4)	—	(35)	—	—	—	—	—	—		—	(35)	—	(35)
Acquisition of GASA (Note 13)	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—		—	—	178	178
YPF Tecnologia S.A. non- controlling capital contributions	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—		—	—	92	92
As decided by the General Ordinary shareholders’ meeting of April 30, 2013
– Appropriation to reserve for investments	—	—	—	—	—		—	—	—	—	—	—	2,643	—	—	—		(2,643)	—	—	—
– Appropriation to reserve for future dividends	—	—	—	—	—		—	—	—	—	—	330	—	—	—	—		(330)	—	—	—
– Appropriation to reserve for share-based employee benefit plans	—	—	—	—	—		—	—	—	—	—	—	—	120	—	—		(120)	—	—	—
– Appropriation to special reserve for IFRS initial adjustment	—	—	—	—	—		—	—	—	—	—	—	—	—	3,648	—		(3,648)	—	—	—
As decided by the Board of Directors’ meeting of August 9, 2013
– Cash dividends (0.83 per share)	—	—	—	—	—		—	—	—	—	—	(326)	—	—	—	—		—	(326)	—	(326)
Other comprehensive income for the year	—	—	—	—	—		—	—	—	—	—	—	—	—	—	12,031		—	12,031	—	12,031
Actuarial gains reclassification – Pension Plan	—	—	—	—	—		—	—	—	—	—	—	—	—	—	(6)		6	—	—	—
Net income	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—		5,125	5,125	(46)	5,079

Balances as of December 31, 2013	3,924	6,087	9	14	40		(110)	(4)	640	10,600	2,007	4	8,394	120	3,648	18,112	(1)	5,131	48,016	224	48,240

(1)	Includes 18,836 corresponding to the effect of the translation of the financial statements of YPF S.A. and (724) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1. During the year ended December 31, 2013, (115) have been reclassified in relation with the effect of the translation of the financial statements of Pluspetrol Energy S.A. as result of the spin-off of such Company (see Note 13).
(2)	Includes 38 corresponding to long-term benefit plans as of December 31, 2012, which were converted to share-based benefit plans (see Note 1.b.10) and 43 corresponding to the accrual of share-based benefit plans for the year ended December 31, 2013.
(3)	Net of employees income tax withholding related to the share-based benefit plans.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	2013	2012	2011
Cash flows from operating activities
Net income	5,079	3,902	4,445
Adjustments to reconcile net income to cash flows provided by operating activities:
Income on investments in companies	(353)	(114)	(685)
Depreciation of fixed assets	11,236	8,129	6,438
Amortization of intangible assets	197	152	61
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	2,336	1,170	1,022
Net increase (decrease) of fixed assets provisions	16	(1)	21
Income tax	9,269	4,663	3,141
Net increase in provisions	3,256	2,208	1,261
Changes in assets and liabilities:
Trade receivables	(2,627)	(517)	14
Other receivables and advances	(3,288)	22	745
Inventories	(2,959)	(916)	(2,258)
Accounts payable	3,243	1,857	2,330
Other taxes payables	272	374	(111)
Salaries and social security	253	262	147
Decrease in provisions from payment	(713)	(1,406)	(1,126)
Interest, exchange differences and other (1)	(1,243)	(825)	895
Dividends from investments in companies	280	388	579
Income tax payments	(3,290)	(2,047)	(4,233)

Net cash flows provided by operating activities	20,964	17,301	12,686

Cash flows used in investing activities(2) Payments for investments:
Acquisition of fixed assets and intangible assets	(27,639)	(16,403)	(12,156)
Acquisition of investment in companies	(36)	—	—
Capital contributions to investments in companies	(20)	—	(2)
Proceeds from sale of fixed and intangible assets (Note 11.c)	5,351	—	—

Net cash flows used in investing activities	(22,344)	(16,403)	(12,158)

Cash flows used in financing activities
Payments of loans	(6,804)	(28,253)	(16,997)
Payments of interest	(2,720)	(920)	(457)
Proceeds from loans	16,829	32,130	21,175
Dividends paid	(326)	(303)	(5,565)

Net cash flows provided by (used in) financing activities	6,979	2,654	(1,844)

Translation differences generated by cash and equivalents	224	83	102

Net increase (decrease) in cash and equivalents	5,823	3,635	(1,214)

Cash and equivalents at the beginning of year	4,747	1,112	2,326
Cash and equivalents provided by business combinations (Note 13)	143	—	—
Cash and equivalents at the end of year	10,713	4,747	1,112

Net increase (decrease) in cash and equivalents	5,823	3,635	(1,214)

COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF YEAR
– Cash	4,533	950	777
– Other financial assets	6,180	3,797	335

TOTAL CASH AND EQUIVALENTS AT THE END OF YEAR	10,713	4,747	1,112

(1)	Does not include translation differences generated by cash and equivalents, which is exposed separately in the statement.
(2)	The main investing activities that have not affected cash and equivalents correspond to unpaid acquisitions of fixed assets and concession extension bonus at the end of the year for 2,833, increase in hydrocarbons wells abandonment obligations costs for 4,357, capital contributions in kind to investments in companies for 133 and the incorporation of assets and liabilities related to business combinations mentioned in Note 13.

Notes 1 to 14 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

1. CONSOLIDATED FINANCIAL STATEMENTS

1.a) Presentation Basis

•	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the year ended December 31, 2013 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

The amounts and other information corresponding to the years ended on December 31, 2012 and 2011 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these statements.

•	Criteria adopted by YPF in the transition to IFRS

At the date of the transition to IFRS (January 1, 2011, hereinafter the “transition date”), the Company has followed the following criteria in the context of the alternatives and exemptions provided by IFRS 1 “First-Time Adoption of International Financial Reporting Standards”:

I.	Fixed assets and intangible assets have been measured at the transition date at the functional currency defined by the Company according to the following basis:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos: the value of these assets measured according to the accounting standards outstanding in Argentina before the adoption of IFRS (“Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: have been valued at acquisition cost and remeasured into U.S. dollars using the exchange rate in effect as of the date of incorporation or acquisition of each asset.

II.	The cumulative translation differences generated by investments in foreign companies as of the transition date were reclassified to retained earnings. Under previous Argentine GAAP, these differences were recorded under shareholders’ equity as deferred earnings.

The effect arising from the initial application of IFRS, considering the mentioned criteria has been recorded in the “Initial IFRS adjustment reserve account within Shareholders’ equity”. See additionally Note 1.b.17).

•	Use of estimations

The preparation of the consolidated financial statements in accordance with IFRS, which is YPF´s Board of Directors’ responsibility, require certain accounting estimates to be made and the Board of Directors and Management to make judgments when applying accounting standards. Areas of greater complexity or that require further judgment, or those where assumptions and estimates are significant, are detailed in Note 1.c “Accounting Estimates and Judgments”.

•	Consolidation policies

a)	General criteria

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

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies in which YPF holds control, taking into consideration, where necessary, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such controlled companies, which could have produced changes to their shareholders’ equity. The date of the financial statements of such controlled companies used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by controlled companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of controlled companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1.

YPF, directly and indirectly, holds approximately 100% of capital of the consolidated companies. With the exception of the indirect holdings in MetroGAS S.A. (“MetroGAS”) and YPF Tecnología S.A. (“YPF Tecnología”). In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

b) Business combinations

As detailed in Note 13, during second quarter 2013, the Company obtained control over Gas Argentino S.A. (“GASA”), parent company of MetroGAS and as from August 2013, over YPF Energía Eléctrica S.A (“YPF Energía Eléctrica”) a company resulting from the spin-off of Pluspetrol Energy S.A.

The Company has consolidated the results of operations of GASA, and consequently of its subsidiaries, and of YPF Energía Eléctrica as from the moment in which it obtained control over such companies. The accounting effects of the above mentioned transactions, which include the purchase price allocation to the assets and liabilities acquired, are disclosed in Note 13.

1.b) Significant Accounting Policies

1.b.1) Functional and Reporting Currency and tax effect on Other Comprehensive Income

Functional Currency

YPF based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the U.S. dollar as its functional currency.

Consequently, non-monetary cost-based measured assets and liabilities, as well as income or expenses, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of YPF are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of cancellation the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial income (expense), net” in the consolidated statement of comprehensive income for the year in which they arise.

Assets, liabilities and income and expenses related to controlled companies and investments in companies are measured using their respective functional currency. The effects of translating into U.S. dollars the financial information of companies with a functional currency different from the U.S. dollar are recognized in “Other comprehensive income” for the year.

Reporting Currency

According to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the financial statements prepared by YPF in its functional currency have to be translated into reporting currency, following the criteria described below:

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

Tax effect on other comprehensive income:

Results accounted for in “Other comprehensive income” related to exchange differences arising from investments in companies with functional currencies other than U.S. dollars and also as a result of the translation of the financial statements of YPF to its reporting currency (pesos), have no effect on the current or deferred income tax because as of the time that such transactions were generated, they had no impact on net income nor taxable income.

1.b.2) Financial assets

The Company classifies its financial assets when they are initially recognized and reviews their classification at the end of each year, according to IFRS 9, “Financial Instruments”.

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

1.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to every product.

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

1.b.4) Intangible assets

The Company initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 2.f). At the end of each year, such assets are measured at cost, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Company are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions (Note 2.f). These assets are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (Note 1.a), net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Company recognizes exploration rights as intangible assets, which are valued at their cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling expenditures, are charged to expense in the consolidated statement of comprehensive income as incurred.

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related depreciation and impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. Management reviews annually the mentioned estimated useful life.

The Company has no intangible assets with indefinite useful lives as of December 31, 2013, 2012 and 2011.

1.b.5) Investments in companies

Investments in affiliated companies and Joint Ventures are valued using the equity method. Affiliated companies are considered those in which the Company has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed when the Company has an interest of 20% or more in a company.

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

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1.

Investments in companies in which the Company has no joint control or significant influence, have been valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account, provided that the Company has the intention to provide the corresponding financial support.

In paragraph b) of Exhibit I are detailed the investments in companies.

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

1.b.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a).

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

The carrying value of the fixed assets based on each cash generating unit, as defined in Note 1.b.8, does not exceed their estimated recoverable value.

ii. Depreciation:

Fixed assets, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure of natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Electric power generation facilities	15-20
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Company reviews annually the estimated useful life of each class of assets.

iii. Oil and gas exploration and production activities:

The Company recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets (see Notes 1.b.4 and 2.f).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the company is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 2.g).

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

1.b.7) Provisions

The Company makes a distinction between:

a)	Provisions: represent legal or assumed obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties; and

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extend they are significant, as required by IAS No 37, “Provisions, contingent liabilities and contingent assets” (see Note 11).

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

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into four CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas considering the country´s basins -Neuquina, Noroeste and Austral basins-), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. The remaining assets are grouped at the Downstream CGU which mainly includes the assets assigned to the refining of crude oil (or that complement such activity) and marketing of such products, in MetroGAS CGU which includes assets related to the distribution of natural gas and in YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

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

There were no impairment charges or reversals for the years ended on December 31, 2013, 2012 and 2011.

1.b.9) Methodology used in the estimation of recoverable amounts

•	Company’s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGUs are the purchase and sale prices of hydrocarbons (including gas distribution applicable fees), outstanding regulations, estimation of cost increase, employee costs and investments.

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

Cash flows of the Downstream and YPF Energía Eléctrica CGUs are estimated on the basis of the projected sales trends, unit contribution margins, fixed costs and investment or divestment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered.

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

For the valuation of the assets of the MetroGAS CGU, cash flows are developed based on estimates of the future behavior of certain variables that are sensitive in determining the recoverable value, among which stands out: (i) the nature, timing and extension of tariff increases and cost adjustments recognition, (ii) gas demand projections, (iii) evolution of costs to be incurred, and (iv) macroeconomic variables such as growth rate, inflation rate, foreign currency exchange rate, among others.

MetroGAS prepared its projections on the understanding that it will get tariff increases according to the current economic and financial situation of MetroGAS. Within these premises, and in terms of tariff increase estimations, the scenarios range from a tariff adjustment in order to meet adjustments obtained by other companies in that business up to a recovery of tariff levels prevailing in 2001 and in relation to regional tariffs in South America, especially in Brazil and Chile. A probability approach has been used to weight the different scenarios assigning an outcome probability to each cash flow scenario projected, based on current objective information. However, MetroGAS is unable to ensure that the realization of the assumptions used to develop these projections will be in line with its estimates, so they might differ significantly from the estimates and assumptions used as of the date of preparation of these consolidated financial statements.

1.b.10) Pension plans and other similar obligations

i. Retirement plan:

Effective March 1, 1995, YPF and certain subsidiaries have established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive from YPF and certain subsidiaries the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. Such companies have the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 42, 41 and 46 for the years ended December 31, 2013, 2012 and 2011, respectively.

ii. Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and are paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 466, 372 and 306 for the years ended December 31, 2013, 2012 and 2011, respectively.

iii. Share-based benefit plan:

During the year, YPF has decided to implement share-based benefits plans. These plans cover certain executive and management positions and key personnel with critical technical knowledge. The above mentioned plans are aimed at aligning the performance of executives and key technical staff with the objectives of the strategic plan of the Company.

These plans are to give participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution. The implementation of these plans has included the conversion of certain long term compensation plans existing to date. Consequently, during the month of June 2013, the Company has converted these existing plans to new share-based schemes, reversing a liability of 38 corresponding to existing plans as of December 31, 2012.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the United States market. The above mentioned cost is accrued in the Company’s net income for the year, over the vesting period, with the corresponding increase in Shareholders’ equity in the “Share-based Benefit Plans” account.

Additionally, YPF expects to acquire treasury shares in market transactions to fulfill these obligations. As of December 31, 2013, 1,232,362 shares have been repurchased in both local and United States market. The acquisition cost of these shares has been recorded in “Acquisition cost of treasury shares” account with in shareholders’ equity (see section 1.b.17) of this Note).

The amounts recognized in net income in relation with the share-based plans previously mentioned, which are disclosed according to their nature, amounted to 43 for the year ended on December 31, 2013.

Information related to outstanding plans in each year is as follows:

Quantity of shares-plan
Balance at beginning of year	—
– Granted	1,769,015
– Settled	(479,174)
– Expired	—

Balance at the end of year(1)	1,289,841

Total
Expense recognized during the year	43
Fair value of shares on grant date (in dollars)	14.75

(1)	The average remaining life of the plan is between 10 and 34 months.

iv. Pension Plans and other Post-retirement and Post-employment benefits

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

1.b.11) Revenue recognition criteria

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

Grants for capital goods

Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bonus, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Company recognizes such incentive when the formal requirements established by Decrees No. 379/01, 1551/01, its amendments and regulations are satisfied, to the extend there is reasonable certainty that the grants will be received.

The bonus received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties.

1.b.12) Recognition of revenues and costs associated with construction contracts

Revenues and costs related to construction activities performed by A-Evangelista S.A., controlled company, are accounted for in the consolidated statement of comprehensive income for the year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

The table below details information related to the construction contracts as of December 31, 2013, 2012 and 2011:

		Contracts in progress
	Revenues of the year	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2013	312	2,359	368	—

2012	684	889	122	—

2011	993	1,112	106	13

1.b.13) Leases

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

Financial Leases

The Company has no financial leases as they are defined by IFRS.

1.b.14) Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 1.b.10).

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

1.b.15) Financial liabilities

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

In order to account for the exchange of debt obligations arising from the voluntary reorganization petition of MetroGAS and GASA for new negotiable obligations executed on January 11, 2013 and March 15, 2013, respectively, as described in Note 2.i, the Company has followed the guidelines provided by IFRS 9, “Financial Instruments”.

IFRS 9 states that an exchange of debt instruments between a borrower and a lender shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability when the instruments have substantially different terms. The difference between the carrying amount of the financial liability extinguished and the consideration paid, which includes any non-cash assets transferred or liabilities assumed, is recognized in net income. The Company considers that the terms of the outstanding debt obligations, arising from the voluntary reorganization petition, subject to the exchange are substantially different from the new negotiable obligations. Additionally, the Company has evaluated and positively concluded over the estimated funds that such companies will have to comply with the terms of the debt and that allows the recognition of the debt relief. Consequently, MetroGAS and GASA have recorded the debt instruments’ exchange following the guidelines mentioned above. Also, according to IFRS 9 the new negotiable obligations were recognized initially at fair value, net of transaction costs incurred and subsequently measured at amortized cost (see additionally Note 2.i). In the initial recognition, the fair value of such debt has been estimated using the discounted cash flow method, in the absence of quoted prices in active markets representative for the amount issued.

1.b.16) Taxes, withholdings and royalties

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

For the years ended December 31, 2013, 2012 and 2011, the amounts determined as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of comprehensive income.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, YPF is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method YPF considers appropriate.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the commercialized natural gas volumes. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. To calculate royalties, the Company has considered price agreements according to crude oil buying and selling operations obtained in the market for certain qualities of such product, and has applied these prices, net of the discounts mentioned above, according to regulations of Law No. 17,319 and its amendments. In addition, and pursuant to the extension of the original terms of exploitation concessions, the Company has agreed to pay an extraordinary Production Royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 11).

Royalty expense and the extraordinary production royalties are accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform (“Public emergency law”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013 from the Ministry of Economy and Public Finance, published on January 3, 2013, modified the reference and floor prices. The outstanding regime provides that when the international price exceeds the reference price of US$ 80 per barrel, the producer will collect a floor price of US$ 70 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. When the international price is under the reference price but over US$ 45 per barrel, a 45% withholding rate should be applied. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days.

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

1.b.17) Shareholders’ equity accounts

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

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its historical value and the adjustment required previous Argentine GAAP to state this account in constant Argentine pesos is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate accumulated losses, considering the absorption order stated in the paragraph “Retained earnings”.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment in constant peso (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNVs regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 1.b.10.iii).

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see 1.b.10.iii).

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Share trading premium

Corresponds to the difference between accrued amount in relation to the shared-based benefit plan and acquisition cost of the shares settled during the year in relation with the mentioned plan.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Legal reserve

In accordance with the provisions of Law No. 19,550, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2013, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in 1.b.10.iii) and Note 4.

Initial IFRS adjustment reserve

Corresponds to the initial adjustment in the transition to IFRS application, which was approved by the Shareholders’ meeting of April 30, 2013, in accordance with the General Resolution No. 609 of the CNV.

Such reserve cannot be used in distributions in cash or in kind to the shareholders or owners of YPF and may only be reversed for capitalization or absorption of an eventual negative balance on the “Retained earnings” account according the aforementioned Resolution.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of new accounting standards.

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

Additionally, on September 20, 2013, Law No. 26,893 was enacted, establishing changes to the Income Tax Law, and determining, among other things, an obligation respecting such tax as a single and final payment of 10% on dividends paid in cash or in kind (except in shares) to foreign beneficiaries and individuals residing in Argentina, in addition to the 35% retention mentioned above. The dispositions of this Law came in force on September 23, 2013, date of its publication in the Official Gazette.

Non-controlling interest

Corresponds to the interest in the net assets acquired and net income of MetroGAS (30%) and YPF Tecnología (49%), representing the rights on shares that are not owned by YPF.

1.b.18) Business combinations

Business combinations are accounted for by applying the acquisition method when YPF takes effective control over the acquired company.

YPF recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and, goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at their acquisition date and the amount of any non-controlling interest in the acquired entity. YPF will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, YPF shall remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by YPF. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

1.b.19) New standards issued

The standards, interpretations and related amendments published by the IASB and endorsed by the FACPCE and the CNV that are being applied by the Company, are the following:

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

Adoption of the amendment to IAS 1 did not have an impact on the operating income or the financial position of the Company, implying only new revelations on the statement of comprehensive income.

The adoption of the standards and interpretations or amendments mentioned in the previous paragraphs did not have a significant impact on the financial statements.

In addition to IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, and IFRS 12 “Disclosure of Interests in Other Entities”, as well as the amendments to IAS 27, “Separate financial statements” and IAS 28, “Investments in Associated and Joint ventures” which have been early applied as of the date of transition, the Company has not applied early any other standard or interpretation permitted by the IASB.

The standards and interpretations or amendments of them, published by the IASB and adopted or in process to be adopted by the Federation of Professional Councils in Economic Sciences and the CNV, that are not in force because their effective date is subsequent to December 31, 2013 and that are not applied in advance to the effective date by the Company are the following:

IFRIC 21 “Levies”

In May 2013, IASB issued the IFRIC Interpretation 21, “Levies”, which is effective for fiscal years beginning on or after January 1, 2014, with early application permitted.

IFRIC 21 addresses the accounting for a liability to pay a levy imposed by governments on entities in accordance with legislation.

IAS 36 “Impairment of assets”

In May 2013, the IASB issued an amendment to IAS 36, “Impairment of assets”, which is effective for fiscal years beginning on or after January 1, 2014, with early application permitted.

The amendment to IAS 36 changes disclosures requirements regarding the determination of impairment of assets.

IAS 39 “Financial instruments: Recognition and measurement”

In June 2013, IASB issued a limited modification to IAS 39 with the purpose of allowing the continuation of hedge accounting in circumstances when a hedging instrument is required to be novated.

IAS 19 “Employee Benefits”

In November 2013, IASB issued an amendment to IAS 19, to simplify the accounting on employees’ contribution or third party to the defined benefit plans, allowing recognition of the aforementioned contribution as a reduction in the service cost in the period in which the related service was rendered rather than recognizing it at the service period.

Annual improvements cycle to IFRS

On December 2013, IASB issued two documents with amendments to IFRS which are mostly effective for fiscal years beginning on or after July 1, 2014, with early application permitted.

The Company is analyzing the impact of the adoption of these amendments; however, it estimates that the adoption of such amendments will not have an impact on the operating income or the financial position of the Company, and, in some cases, will imply only new disclosures.

1.c) Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires Management to make assumptions and estimates that affect the amounts of the assets and liabilities recognized, the presentation of contingent assets and liabilities at the end of each year and the income and expenses recognized during the year. Future results may differ depending on the estimates made by Management.

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) impairment test of assets (see Note 1.b.9), (4) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.b.6, paragraph iv), and (5) the calculation of income tax and deferred income tax.

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9).

The company prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

Provisions for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies can have, as a consequence, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management.

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

In addition to the hydrocarbon wells abandonment legal obligation for 13,509 as of December 31, 2013, the Company has accrued 1,690 corresponding to environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Company’s future results of operations.

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

1.d) Financial Risk Management

The Company’s activities involve various types of financial risks: market, liquidity and credit. The Company maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

In addition, the table below details the classes of financial instruments of the Company classified in accordance to IFRS 9:

	2013	2012	2011
Financial Assets
At amortized cost
Cash and equivalents (1)	8,691	3,870	886
Other receivables and advances (1)	4,018	1,392	1,529
Trade receivables (1)	7,468	4,059	3,337
At fair value through profit or loss
Cash and equivalents (2)	2,022	877	226
Financial Liabilities
At amortized cost
Accounts payable (1)	20,655	13,014	11,256
Loans (3)	31,890	17,104	12,198
Provisions(1)	485	416	500

(1)	Fair value does not differ significantly from their book value.
(2)	Corresponds to investments in mutual funds with price quotation. The fair value was determined based on unadjusted quoted prices (Level 1) in the markets where those financial instruments trade. The net gains (losses) for the years ended December 31, 2013, 2012 and 2011 for these instruments are disclosed as “Interest on assets” in the Statements of Comprehensive Income.
(3)	Their fair value, considering unadjusted quoted prices (Level 1) for Negotiable Obligations and interest rates offered to the Company (Level 3) for the other financial loans, at the end of year, as appropriate, amounted to 33,784, 17,238 and 12,264 as of December 31, 2013, 2012 and 2011, respectively.

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

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company´s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. The Company does not use derivatives as a hedge against exchange rate fluctuations. Otherwise, according to the Company’s functional currency, and considering the conversion process to presentation currency, the fluctuations in the exchange rate related to the value of financial assets and liabilities in pesos does not have any effect in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Company’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2013:

	Appreciation (+) / depreciation (-) of exchange rate of peso against dollar	December 31, 2013
Impact on net income before income tax	+10%	759
corresponding to financial assets and liabilities	-10%	(759)

During January 2014, the exchange rate of the U.S. dollar relative to the Argentine Peso in the free exchange market increased approximately 23% from $ 6.52 as of December 31, 2013 to a value approximating $ 8 from January 24, onward, remaining in that order until the date of issuance of these financial statements. The Company estimates the effect of that devaluation applied to the net position of financial assets and liabilities at December 31, 2013, and further considering the effect on the position of other non-financial assets and liabilities at the same date and the corresponding effect on the estimation of the provision for income tax and deferred income tax, would not have a significant effect on the results of the Company in 2014.

Interest Rate Risk

The Company is exposed to the risk associated with fluctuations in the interest rates which depend on the currency and maturity date of its loans or of the currency it has invested in financial assets.

The Company’s short-term financial liabilities as of December 31, 2013 include negotiable obligations, pre-financing of exports and imports´ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial liabilities include negotiable obligations and financial loans with local and international financial institutions. Approximately 60% (19,266) of the total of the financial loans of the Company is denominated in U.S. dollars and the rest in Argentine pesos, as of December 31, 2013. These loans are basically used for working capital and investments. Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

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

The Company does not usually use derivative financial instruments to hedge the risks associated with interest rates. Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2013 that accrues interest considering the applicable rate:

	December 31, 2013
	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	4,078	17,158
Variable interest rate	2,102	14,732

Total	6,180	31,890

(1)	Includes only short-term investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 10,939 accrue variable interest of BADLAR plus a spread between 2.25% and 4.75%, and 3,642 accrues variable interest of LIBOR plus a spread between 4.00% and 7.50%. Additionally 151 that accrue annual interest rate of 19% plus the proportion of the increase in crude oil and natural gas production of the Company with an annual cap of 24%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	For the year ended December 31, 2013
Impact on the net income after income tax	+100	(84)
	-100	84

Other Price Risks

The Company is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets.

Additionally, the Company is reached by certain regulations that affect the determination of export prices received by the Company, such as those mentioned in Note 1.b.16 and 11.c, which consequently limits the effects of short-term price volatility in the international market.

As of December 31, 2013, 2012 and 2011, the Company has not used derivative financial instruments to hedge risks related to fluctuations in commodity prices.

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds (related, for example, to operating and financing expenses, investments, debt payments and dividends) and the sources of funds (such as net income, disinvestments and credit-line agreements by financial institutions).

As mentioned in previous paragraphs, YPF pretends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each year. As of December 31, 2013 the availability of liquidity reached 13,211, considering cash for 4,533, other liquid financial assets for 6,180 and bank financing and available credit lines for 2,500. Subsequent to December 31, 2013, the Company has obtained a credit line from the National Treasury of 8,500. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012 and in April 2013 (see Note 2.i).

After the process which concluded with the change of shareholders mentioned in Note 4, the Company is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

The table below sets forth the maturity dates of the Company’s financial liabilities as of December 31, 2013:

	December 31, 2013
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable(1)	20,185	412	40	—	—	18	20,655
Loans	8,814	3,379	5,986	3,599	5,892	4,220	31,890
Provisions	409	52	24	—	—	—	485

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Company’s financial debt contains usual covenants for contracts of this nature. With respect to a significant portion of the financial loans, as of December 31, 2013, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 19% of the outstanding financial debt as of December 31, 2013 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the Company’s financial debt provides that certain changes in the Company’s control and/or nationalization may constitute an event of default. Moreover, the Company’s financial debt also contains cross-default provisions and/or cross acceleration provisions that could cause all of the financial debt to be accelerated if the debt having changes in control and/or nationalization events provisions is defaulted. As of the issuance date of these financial statements, the Company has obtained formal waivers from all the financial creditors in relation to its outstanding debt subject to the mentioned terms at the moment in which the change in control occurred mentioned in Note 4. Additionally and related to the outstanding debt of YPF subsidiaries, GASA and MetroGAS, see Note 2.i) of these consolidated financial statements.

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

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash and equivalents, trade receivables and other receivables and advances. The Company invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses in the other comprehensive income statement, based on specific information regarding its clients. As of the date of these consolidated financial statements, the Company’s customer portfolio is diversified.

The allowances for doubtful accounts are measured by the following criteria:

•	The aging of the receivable;

•	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Company as of December 31, 2013 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, as of December 31, 2013, is set forth below:

Maximum exposure as of December 31, 2013
Cash and equivalents	10,713
Other financial assets	11,486

Following is the breakdown of the financial assets past due as of December 31, 2013.

	Current trade receivable	Other current receivables and advances
Less than three months past due	357	208
Between three and six months past due	272	52
More than six months past due	702	99

	1,331	359

At such date, the provision for doubtful trade receivables amounted to 658 and the provisions for other doubtful receivables amounted to 19. These allowances are the Company’s best estimate of the losses incurred in relation with accounts receivables.

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

The Company has effective guarantees granted by third parties for a total amount of 2,131 and 1,965 as of December 31, 2013 and 2012, respectively.

During the year ended December 31, 2013, YPF executed guarantees received for an amount of 4. As of December 31, 2012 and 2011, YPF executed guarantees received for an amount of 2 and 6, respectively.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the consolidated financial statements are as follows:

Consolidated Balance Sheet as of December 31, 2013 and Comparative Information

2.a) Cash and equivalents:

	2013	2012	2011
Cash	4,533	950	777
Short-term investments	4,158	2,920	109
Financial assets at fair value through profit or loss	2,022	877	226

	10,713	4,747	1,112

2.b) Trade receivables:

	2013		2012		2011
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	60	8,066	20	4,538	22	3,769
Provision for doubtful trade receivables	(6)	(652)	(5)	(494)	—	(454)

	54	7,414	15	4,044	22	3,315

(1)	See Note 6 for additional information.

Changes in the provision for doubtful trade receivables

	2013		2012		2011
	Noncurrent provision for doubtful trade receivables	Current provision for doubtful trade receivables	Noncurrent provision for doubtful trade receivables	Current provision for doubtful trade receivables	Current provision for doubtful trade receivables
Amount at beginning of year	5	494	—	454	465
Increases charged to expenses	—	191	—	56	63
Decreases charged to income	—	(73)	—	(25)	(73)
Amounts incurred	—	—	—	(2)	(6)
Translation differences	1	40	—	16	5
Reclassifications and others	—	—	5	(5)	—

Amount at end of year	6	652	5	494	454

2.c) Other receivables and advances:

	2013				2012		2011
	Noncurrent		Current		Noncurrent	Current	Noncurrent	Current
Trade	—		377		—	223	—	227
Tax credit, export rebates and production incentives	22		1,233		10	750	9	1,022
Trust contributions—Obra Sur	67		34		83	17	98	21
Loans to clients and balances with Related parties(1)	517		81		385	77	347	217
Collateral deposits	397		253		7	193	40	176
Prepaid expenses	11		490		8	239	22	274
Advances and loans to employees	3		166		—	106	—	104
Advances to suppliers and custom agents(2)	—		1,062		—	542	—	563
Receivables with partners in Joint Operations	1,852	(3)	595	(3)	600	129	278	56
Insurance receivables (Note 11.b)	—		1,956		—	—	—	—
Miscellaneous	62		357		69	455	97	221

	2,931		6,604		1,162	2,731	891	2,881
Provision for other doubtful accounts	—		(98)		—	(96)	—	(93)
Provision for valuation of other receivables to their estimated realizable value	(4)		—		(1)	—	(9)	—

	2,927		6,506		1,161	2,635	882	2,788

(1)	See Note 6 for additional information.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and other products.
(3)	Includes the receivables related to the investment agreement with Chevron Corporation (see Note 11.c).

Changes in the provisions of other receivables and advances

	2013		2012		2011
	Provision for valuation of other noncurrent receivables to their estimated realizable value	Provision for other current doubtful accounts	Provision for valuation of other noncurrent receivables to their estimated realizable value	Provision for other current doubtful accounts	Provision for valuation of other noncurrent receivables to their estimated realizable value	Provision for other current doubtful accounts
Amount at beginning of year	1	96	9	93	16	93
Increases charged to expenses	3	2	—	3	—	—
Decreases charged to income	—	—	(4)	—	—	—
Amounts incurred	—	—	(4)	—	(7)	—

Amount at end of year	4	98	1	96	9	93

2.d) Inventories:

	2013		2012		2011
Refined products	5,713		4,316		3,608
Crude oil and natural gas	3,451		1,813		1,733
Products in process	115		106		68
Construction works in progress	107		230		256
Raw materials and packaging materials	495		457		341

	9,881	(1)	6,922	(1)	6,006	(1)

(1)	As of December 31, 2013, 2012 and 2011, the net value of the inventories does not differ, significantly, from their cost.

2.e) Investments in companies:

	2013	2012	2011
Investments in companies (Exhibit I)	2,136	1,926	2,070
Provision for reduction in value of investments in companies	(12)	(12)	(57)

	2,124	1,914	2,013

2.f) Evolution of intangible assets:

	2013
	Cost
Main account	Amounts at beginning of year	Increases	Translation effect	Net decreases, reclassifications and transfers	Amounts at the end of year
Service concessions	2,769	201	931	16	3,917
Exploration rights	408	264	161	(32)	801
Other intangibles	1,266	159	455	(1)	1,879

Total 2013	4,443	624	1,547	(17)	6,597

Total 2012	3,724	145	571	3	4,443

Total 2011	3,128	414	225	(43)	3,724

	2013							2012	2011
	Amortization
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of year	Net book value 12-31	Net book value 12-31	Net book value 12-31
Service concessions	1,839	—	4-5%	94	618	2,551	1,366	930	804
Exploration rights	6	(20)	—	17	5	8	793	402	345
Other intangibles	1,106	(4)	7-33%	86	404	1,592	287	160	151

Total 2013	2,951	(24)		197	1,027	4,151	2,446

Total 2012	2,424	(4)		152	379	2,951		1,492

Total 2011	2,201	—		61	162	2,424			1,300

The Company does not have intangible assets with indefinite useful lives as of December 31, 2013, 2012 and 2011.

Service concessions: the Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil pipelines and petroleum products and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine State without payment to the holder.

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

2.g) Composition and evolution of fixed assets:

	2013	2012	2011
Net book value of fixed assets	93,662	57,103	43,645
Provision for obsolescence of materials and equipment	(166)	(132)	(123)

	93,496	56,971	43,522

	2013
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of year
Land and buildings	4,954	105		1,554	352		6,965
Mineral property, wells and related equipment	121,313	5,380		41,979	11,205		179,877
Refinery equipment and petrochemical plants	18,272	5		6,384	4,606		29,267
Transportation equipment	1,022	39		333	72		1,466
Materials and equipment in warehouse	3,375	4,288		1,183	(3,270)		5,576
Drilling and work in progress	13,658	23,812		4,992	(22,622)		19,840
Exploratory drilling in progress(4)	955	911		296	(1,235)		927
Furniture, fixtures and installations	1,641	17		530	79		2,267
Selling equipment	2,851	3		982	248		4,084
Infrastructure for natural gas distribution	—	2,730		—	(8)		2,722
Electric power generation facilities	—	1,542		—	—		1,542
Other property	2,802	388		888	(8)		4,070

Total 2013	170,843	39,220	(5)(7)(8)	59,121	(10,581	)(6)	258,603

Total 2012	135,618	16,209	(5)	20,282	(1,266	)(1)	170,843

Total 2011	113,531	13,817	(5)	9,287	(1,017	)(1)	135,618

	2013										2012		2011
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases		Translation effect	Accumulated at the end of year	Net book value		Net book value		Net book value
Land and buildings	2,048	(4)		2%	144		616	2,804	4,161		2,906		2,546
Mineral property, wells and related equipment	93,306	(1,459)		(2)	9,752		32,073	133,672	46,205	(3)	28,007	(3)	23,778	(3)
Refinery equipment and petrochemical plants	12,427	(44)		4-5%	1,005		4,223	17,611	11,656		5,845		3,752
Transportation equipment	701	(10)		4-20%	101		230	1,022	444		321		195
Materials and equipment in warehouse	—	—		—	—		—	—	5,576		3,375		2,076
Drilling and work in progress	—	—		—	—		—	—	19,840		13,658		9,152
Exploratory drilling in progress(4)	—	—		—	—		—	—	927		955		419
Furniture, fixtures and installations	1,392	—		10%	144		454	1,990	277		249		199
Selling equipment	2,143	—		10%	162		729	3,034	1,050		708		461
Infrastructure for natural gas distribution	—	—		2-5%	1,107		—	1,107	1,615		—		—
Electric power generation facilities	—	—		5-7%	1,060		—	1,060	482		—		—
Other property	1,723	(13)		10%	355		576	2,641	1,429		1,079		1,067

Total 2013	113,740	(1,530	)(6)		13,830	(7)(8)	38,901	164,941	93,662

Total 2012	91,973	(84	)(1)		8,129		13,722	113,740			57,103

Total 2011	78,755	(12	)(1)		6,438		6,792	91,973					43,645

(1)	Includes 4 and 26 of net book value charged to fixed assets provisions for the years ended December 31, 2012 and 2011, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 1.b.6).
(3)	Includes 3,748, 2,800 and 1,601 of mineral property as of December 31, 2013, 2012 and 2011, respectively.
(4)	As of December 31, 2013, there are 55 exploratory wells in progress. During year ended on such date, 50 wells were drilled, 22 wells were charged to exploratory expenses and 24 were transfer to proved properties which are included in the account Mineral property, wells and related equipment.
(5)	Includes 4,357, (276) and 695 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2013, 2012 and 2011.
(6)	Includes 91 from the write-down of the assets of Coke A unit as a consequence of the incident in La Plata refinery on April 2013, as a result of the storm that took place in that city (see also Note 11.b) and 6,708 from the decrease of assets related to the investment project agreement (see also Note 11.c).
(7)	Includes 3,137 and 1,352 of increases and accumulated amortization, respectively, corresponding to GASA on the acquisition date (see Note 13).
(8)	Includes 1,878 and 1,242 of increases and accumulated amortization, respectively, corresponding to YPF Energía Eléctrica on the spin-off date (see Note 13).

As described in Note 1.b.6, YPF capitalizes the financial cost as a part of the cost of the assets. For the years ended on December 31, 2013, 2012 and 2011 the annual average rate of capitalization were 12.03%, 8.55% and 5.91% and the capitalized amount were 605, 340 and 125, respectively, for the years above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended on December 31, 2013, 2012 and 2011:

	2013	2012	2011
Amount at beginning of year	132	123	115
Increases charged to expenses	16	22	21
Decreases charged to income	—	(23)	—
Amounts incurred	—	(4)	(26)
Translation differences	18	14	13

Amount at end of year	166	132	123

Set forth below is the evolution of the exploratory wells in evaluation stage for the years ended on December 31, 2013, 2012 and 2011:

	2013	2012	2011
Amount at beginning of year	815	160	136
Additions pending the determination of proved reserves	424	683	155
Decreases charged to exploration expenses	(255)	(35)	—
Reclassifications to mineral property, wells and related equipment with proved reserves	(481)	(63)	(143)
Translation difference	207	70	12

Amount at end of year	710	815	160

The following table shows exploratory wells capitalized for a period longer than a year and the number of projects related to such costs as of December 31, 2013:

	Amount	Number of projects	Number of wells
Between 1 and 5 years	143	3	4
More than 5 years	—	—	—

Total	143	3	4

2.h) Accounts payable:

	2013		2012		2011
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	153	17,360	35	10,705	33	9,494
Investments in companies with negative shareholders’ equity	—	127	—	4	—	—
Extension of Concessions—Provinces of Chubut, Mendoza, Santa Cruz and Neuquén	275	1,036	104	936	—	451
Accounts payable from joint operations and other agreements	—	1,193	—	798	—	714
Miscellaneous	42	596	23	413	27	536

	470	20,312	162	12,856	60	11,195

(1)	See additionally Note 6.

2.i) Loans:

	Interest rate (1)	Principal maturity	2013				2012		2011
			Noncurrent		Current		Noncurrent	Current	Noncurrent	Current
Negotiable Obligations(2)	0.10-24.00%	2013-2028	20,474		4,296		9,216	725	678	313
Other financial debts	2.00-32.00%	2013-2018	2,602	(3)(4)	4,518	(3)(4)	2,884	4,279	3,757	7,450

			23,076		8,814		12,100	5,004	4,435	7,763

(1)	Annual interest rate as of December 31, 2013.
(2)	Disclosed net of 137, 450 and 75, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of December 31, 2013, 2012 and 2011, respectively.
(3)	Includes approximately 5,715 corresponding to loans agreed in U.S. dollars, which accrue interest at rates between 2.00% and 8.25%.
(4)	Includes 926 corresponding to loans granted by Banco Nación Argentina, denominated in argentine pesos of which 424 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 points and 502 accrue variable interest of BADLAR plus a spread of 4 points with a cap of the overall portfolio of Banco Nación lending interest rate. See also Note 6.

Details regarding the Negotiable Obligations of the Company are as follows:

(in millions)									Book value
Issuance									2013		2012		2011
Month	Year	Principal value			Class	Interest rate(4)		Principal maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
– YPF:
–	1998	US$	100	(1) (7) (3)	—	Fixed	10.00%	2028	534	10	40	1	377	7
March	2010	US$	70	(2) (7)	Class III	—	—	—	—	—	—	347	301	5
June	2011		$300	(2) (7)	Class V	—	—	—	—	—	—	—	—	301
September	2012		$100	(2) (7)	Class VI	—	—	—	—	—	—	101	—	—
September	2012		$200	(2) (7)	Class VII	Variable BADLAR plus 3%	21.73%	2014	—	202	200	2	—	—
September	2012		$1,200	(2) (5) (7)	Class VIII	Variable BADLAR plus 4%	22.73%	2015	800	413	1,200	11	—	—
October	2012	US$	130	(2) (6) (7)	Class IX	Fixed	5.00%	2014	—	853	636	7	—	—
October and December	2012	US$	552	(2) (5) (6) (7)	Class X	Fixed	6.25%	2016	3,587	45	2,702	34	—	—
November and December	2012		$2,110	(2) (5) (7)	Class XI	Variable BADLAR plus 4.25%	22.48%	2017	2,110	64	2,110	56	—	—
December	2012		$150	(2) (7)	Class XII	—	—	—	—	—	—	151	—	—
December and March	2012/3		$2,828	(2) (5) (7)	Class XIII	Variable BADLAR plus 4.75%	23.60%	2018	2,828	22	2,328	15	—	—
March	2013		$300	(2) (7)	Class XIV	Fixed	19.00%	2014	—	304	—	—	—	—
March	2013	US$	230	(2) (6) (7)	Class XV	Fixed	2.50%	2014	—	1,497	—	—	—	—
May	2013		$300	(2) (7)	Class XVI	Fixed	19.00%	2014	—	303	—	—	—	—
April	2013		$2,250	(2) (5)	Class XVII	Variable BADLAR plus 2.25%	21.46%	2020	2,250	83	—	—	—	—
April	2013	US$	61	(2) (6) (7)	Class XVIII	Fixed	0.1%	2015	397	—	—	—	—	—
April	2013	US$	89	(2) (6)	Class XIX	Fixed	1.29%	2017	579	1	—	—	—	—
June	2013		$1,265	(2) (5)	Class XX	Variable BADLAR plus 2.25%	21.03%	2020	1,265	10	—	—	—	—
July	2013		$100	(2)	Class XXI	Fixed	19.00%	2014	—	101	—	—	—	—
July	2013	US$	92	(2) (6)	Class XXII	Fixed	3.50%	2020	510	89	—	—	—	—
October	2013	US$	150	(2)	Class XXIV	Variable LIBOR plus 7.50%	7.74%	2018	860	125	—	—	—	—
October	2013		$300	(2)	Class XXV	Variable BADLAR plus 3.24%	22.45%	2015	300	13	—	—	—	—
December	2013	US$	500	(2)	Class XXVI	Fixed	8.875%	2018	3,251	10	—	—	—	—
December	2013		$150	(2)	Class XXVII	Variable(8)	24%	2014	—	151	—	—	—	—
– MetroGAS:
January	2013	US$	163		Serie A-L	Fixed	8.875%	2018	840	—	—	—	—	—
January	2013	US$	16		Serie A-U	Fixed	8.875%	2018	91	—	—	—	—	—
– GASA:
March	2013	US$	51		Serie A-L	Fixed	8.875%	2015	262	—	—	—	—	—
March	2013	US$	1		Serie A-U	Fixed	8.875%	2015	10	—	—	—	—	—

									20,474	4,296	9,216	725	678	313

(1)	Corresponds to the 1997 M.T.N. Program for U$S 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for U$S 5,000 million.
(3)	The Company has granted to certain holders of this negotiable obligation an option to sell (“put”) such securities at face value, for an amount of up to 444 approximately, which can be executed between 2020 and 2028.
(4)	Interest rate as of December 31, 2013.
(5)	The ANSES and/or the Argentine Hydrocarbons Fund have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(6)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(7)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(8)	Accrue an annual variable interest rate equivalent to the sum of a floor interest rate of 19% plus a spread related to YPF’s total hydrocarbons production (natural gas, oil-condensate and gasoline) according to the information of the National Secretariat of Energy with a maximum interest rate of 24%.

For additional information about covenants assumed by the Company and maturity of loans see Note 1.d) Financial risk management.

•	YPF’s Negotiable Obligations

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Subsequently the amount of the program was extended by the corresponding approval of the Shareholders’ meeting, totalizing a maximum nominal amount outstanding of US$ 5,000 million or its equivalent in other currencies. The funds from this program may be used for any of the alternatives provided in Law No. 23,576 of negotiable obligations and its supplementary rules.

•	Negotiable Obligations of MetroGAS S.A. and Gas Argentino S.A. – Debt Restructuring:

•	MetroGAS:

In compliance with the preventive agreement between MetroGAS and its creditors, in relation with MetroGAS voluntary reorganization petition, on January 11, 2013 new negotiable obligations were issued by MetroGAS (the “new negotiable obligations of MetroGAS”) which were granted in exchange to the financial and non-financial creditors verified and declared acceptable.

On February 1 and February 13, 2013 MetroGAS presented to the Court the documentation that demonstrates the fulfillment of the debt exchange and the issuance of the new negotiable obligations of MetroGAS in order to obtain the removal of the general prohibition and obtain the legal declaration of the accomplishment of the preventive agreement under the terms and conditions of art. 59 of the Bankruptcy law.

The issuance of the new negotiable obligations of MetroGAS was approved by the CNV on December 26, 2012, within the framework of the Global Negotiable Obligation Issuance Program of MetroGAS for a nominal value of up to US$ 600 million.

MetroGAS issued the new negotiable obligations to be exchanged for existing negotiable obligations:

•	Series A-L for an amount of US$ 163,003,452.

•	Series B-L for an amount of US$ 122,000,000.

and in exchange of non-financial debt of MetroGAS negotiable obligations:

•	Series A-U for an amount of US$ 16,518,450.

•	Series B-U for an amount of US$ 13,031,550.

From the date of issuance, all MetroGAS obligations under the terms of the Previous Negotiable Obligations and the previous non-financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the previous Negotiable Obligation and the previous non-financial debt were extinguished and no longer constitute MetroGAS enforceable obligations. In this order, the debt exchange was accounted for as a debt extinguishment following the guidelines of IFRS 9. The result, before tax effect, of the restructuring of the outstanding debt obligations of MetroGAS was recognized by that company during the three months ended on March 31, 2013. Since this result was recognized by MetroGAS prior to the YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of MetroGAS (see Note 13).

The principal value of the Class A New Negotiable Obligations of MetroGAS shall be fully redeemed at its maturity on December 31, 2018 in a single payment. The Class A New Negotiable Obligations of MetroGAS will accrue an annual nominal interest rate of 8.875%. The Class B New Negotiable obligations of MetroGAS maturing on 2018 will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the new issued negotiable obligations) occurs before the Deadline, and in the case no triggering event occurs, the Class B New Negotiable obligations of MetroGAS will be automatically canceled and will no longer constitute an enforceable obligation for MetroGAS. Interest on the Series AL and AU will be paid every six months on June 30 and December 31 of each year, although MetroGAS has exercised the option to capitalize 100% of the interest accrued between the date of issuance and June 30, 2013 and 50% of the interest accrued between July 1, 2013 and December 31, 2013 and has the option to capitalize 50% of the interest to be accrued between January 1, 2014 and June 30, 2014.

Additionally, in accordance with the terms and conditions of issuance of the New Negotiable obligations of MetroGAS, it and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), liens, among others.

•	GASA:

In compliance with the preventive agreement between GASA and its creditors, in relation with the voluntary reorganization petition of GASA, on March 15, 2013 GASA proceeded to exchange the existing negotiable obligations held by its financial creditors and the credits of nonfinancial creditors verified and declared acceptable by the New Negotiable obligations.

GASA issued new negotiable obligations (the “new negotiable obligations of GASA”) to be delivered in exchange for previous existing negotiable obligations:

•	Series A-L for an amount of US$ 50,760,000.

•	Series B-L for an amount of US$ 67,510,800.

and in exchange for the financial debt of the Company’s Previous Negotiable Obligations:

•	Series A-U for an amount of US$ 1,306,528.

•	Series B-U for an amount of US$ 1,737,690.

The issuance of the new negotiable obligations of GASA AL and BL series were approved by the CNV on February 5, 2013.

From the date of issuance, all GASA obligations under the terms of the previous negotiable obligations and the previous financial debt were terminated and all rights, interests and benefits stipulated therein were annulled and canceled. Consequently, the Previous Negotiable obligations and the previous financial debt were extinguished and no longer constitute an enforceable obligation for GASA. The debt exchange was accounted for as an extinguishment of debt following the guidelines of IFRS 9. The result before tax effect of the debt restructuring of GASA was recognized in the statement of income during the three months ended on March 31, 2013. Since this result was recognized by GASA prior to YPF’s acquisition, the effect arising thereof has been considered in the initial accounting of the acquisition of GASA (see Note 13).

The principal value of the Class A new negotiable obligations of GASA will be fully redeemed at its maturity on December 31, 2015 in a single payment. If GASA pays the total accrued non-capitalized interest to that date and the capital corresponding that would have been capitalized in accordance with the terms of issuance up to that date, then the maturity of the new negotiable obligations of GASA will be on December 31, 2016. The Class A new negotiable obligations of GASA will accrue an annual nominal interest of 8.875%. The Class B new negotiable obligations of GASA, maturing on 2015, will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the negotiable obligations issued) occurs before the Deadline, and if the triggering event has not occur, the Class B new negotiable obligations of GASA will be automatically canceled and will no longer constitute enforceable obligations for GASA. Interest will be paid every six months on June 15 and December 15 of each year, GASA will have the option to capitalize 100% of the interest accrued between the date of issuance and December 15, 2015. GASA has exercised this option for the accrued interest from the date of issuance to December 15, 2013.

Additionally, in accordance with the terms and conditions of issuance of the new negotiable obligations, GASA and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), liens, among others.

2.j) Provisions:

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities				Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current		Noncurrent		Current
Amount as of December 31, 2012	136	16	2,892	122	677		489		6,958		193
Increases charged to expense	3	—	1,877	29	208		551		719		—
Decreases charged to income	—	—	(90)	(41)	—		—		—		—
Decrease from payments	—	(16)	—	(160)	—		(432)		—		(105)
Translation differences	46	5	579	9	138		59		1,355		29
Reclassifications and others	(17)	17	(238)	200	(259)		259		4,188	(1)	172	(1)

Amount as of December 31, 2013	168	22	5,020	159	764	(2)	926	(3)	13,220		289

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities			Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current		Noncurrent		Current
Amount as of December 31, 2011	143	14	2,167	118	567	581		6,329		252
Increases charged to expense	5	—	1,058	15	707	—		477		5
Decreases charged to income	—	—	(31)	(4)	(24)	—		—		—
Decrease from payments	—	(11)	—	(519)	—	(735)		—		(141)
Translation differences	(1)	2	210	—	53	17		489		16
Reclassifications and others	(11)	11	(512)	512	(626)	626		(337	)(1)	61	(1)

Amount as of December 31, 2012	136	16	2,892	122	677 (2)	489	(3)	6,958		193

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities				Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current		Noncurrent		Current
Amount as of January 1, 2011	130	17	2,186	95	544		502		5,228		243
Increases charged to expense	18	—	459	26	247		122		165		224
Decreases charged to income	—	—	—	—	—		—		—		—
Decrease from payments	—	(23)	—	(590)	—		(311)		—		(224)
Translation differences	13	2	109	—	27		17		241		9
Reclassifications and others	(18)	18	(587)	587	(251)		251		695	(1)	—

Amount as of December 31, 2011	143	14	2,167	118	567	(2)	581	(3)	6,329		252

(1)	Includes 4,357, (276) and 695 corresponding to the annual revision of hydrocarbons well abandonment costs, which has counterpart in fixed assets for the years ended on December 31, 2013, 2012 and 2011, respectively.
(2)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 550, 431 and 346, as of December 31, 2013, 2012 and 2011, respectively.
(3)	Includes provisions for environmental liabilities of YPF Holdings Inc. for 268, 145 and 278, as of December 31, 2013, 2012 and 2011, respectively.

2.k) Revenues, cost of sales and expenses:

For the years ended December 31, 2013, 2012 and 2011

Revenues

	2013	2012	2011
Sales(1)	92,978	68,817	57,054
Revenues from construction contracts	312	684	993
Turnover tax	(3,177)	(2,327)	(1,836)

	90,113	67,174	56,211

(1)	Includes revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment (see Note 11.c).

Cost of sales

	2013	2012	2011
Inventories at beginning of year	6,922	6,006	3,748
Purchases for the year	26,323	17,974	17,679
Production costs	42,980	32,374	25,354
Translation effect	2,227	835	368
Inventories at end of year	(9,881)	(6,922)	(6,006)

Cost of sales	68,571	50,267	41,143

Expenses

	2013							2012		2011
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total		Total
Salaries and social security taxes	4,211	963	(2)	634	98	5,906		4,488		3,493
Fees and compensation for services	393	800	(2)	154	14	1,361		1,075		837
Other personnel expenses	1,108	177		62	23	1,370		997		852
Taxes, charges and contributions	1,123	62		2,704	4	3,893	(1)	2,680	(1)	2,902	(1)
Royalties and easements	5,845	2		13	11	5,871		4,469		3,546
Insurance	520	19		53	—	592		255		182
Rental of real estate and equipment	1,747	12		194	3	1,956		1,481		1,054
Survey expenses	—	—		—	77	77		32		52
Depreciation of fixed assets	10,766	179		291	—	11,236		8,129		6,438
Amortization of intangible assets	95	73		13	16	197		152		61
Industrial inputs, consumable materials and supplies	1,992	19		127	5	2,143		1,561		1,120
Operation services and other service contracts	2,540	106		397	—	3,043		2,937		3,282
Preservation, repair and maintenance	7,673	104		169	13	7,959		5,922		4,154
Contractual commitments	167	2		5	—	174		212		88
Unproductive exploratory drillings	—	—		—	514	514		316		350
Transportation, products and charges	2,582	3		2,220	—	4,805		3,878		2,769
Provision (recovery) for doubtful trade receivables and other doubtful accounts	—	—		123	—	123		31		(12)
Publicity and advertising expenses	—	156		109	—	265		182		273
Fuel, gas, energy and miscellaneous	2,218	9		303	51	2,581		2,053		1,747

Total 2013	42,980	2,686		7,571	829	54,066

Total 2012	32,374	2,232		5,662	582			40,850

Total 2011	25,354	1,822		5,438	574					33,188

(1)	Include approximately 1,757, 1,307 and 1,826 corresponding to hydrocarbon export withholdings for years ended December 31, 2013, 2012 and 2011, respectively.
(2)	Includes 74 corresponding Board of Directors’ members and Statutory Auditor’s fee for all concept. On May 30, 2013 the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to approve as honorary in advance for such fee the sum of approximately 74 for the year 2013.

The expense recognized in the statement of comprehensive income related to research and development activities during the years ended December 31, 2013, 2012 and 2011 amounted to 83, 58 and 53, respectively.

Other income (expense), net

	2013	2012	2011
Environmental remediation and others from YPF Holdings Inc.	(201)	(572)	(280)
Lawsuits and contingencies	(1,069)	(143)	(72)
Insurance (Note 11.b)	1,956	—	135
Miscellaneous	18	187	171

	704	(528)	(46)

3. PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITIES

The Company is party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Company believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Company, could significantly exceed the recorded provisions.

As of December 31, 2013, the Company has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 5,179. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

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

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and Resolution ENARGAS No. 1,410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”).

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF the termination of the contract. On March 20, 2009 AESU formally notified the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,057 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU. On April 8, 2009 YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF had initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full rejection of YPF claims and deduced counterclaim against YPF asking the Arbitration Tribunal to condemn YPF to compensate TGM for all present and future damages suffered by TGM due to the extinction of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion; and to condemn AESU-Sulgás -in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or Sulgás- jointly and severally to indemnify all damages caused by such termination to TGM. Additionally, on July 10, 2009 TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, both considered inappropriate by YPF, and thus, rejected in its answer to such additional claim.

On April 6, 2011, the Arbitration Tribunal appointed in “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be solved in “YPF vs. AESU” arbitration. On April 19 and 24, 2012, AESU and Sulgás presented new evidence claiming their admission in the arbitration process. YPF and TGM made their observations about the evidence on April 27, 2012. On May 1, 2012, the Arbitration Tribunal denied the admission of such evidence and ruled that the evidence would be accepted if the Tribunal considered it necessary.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the ICC Arbitration “YPF vs. AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AESU and TGM. Such award only decides on the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for a value of US$ 28 million and for the year 2006 for US$ 2.4 million.

On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of Nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinian Court in Commercial matters. On October 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Court. On December 16, the acting prosecutor issued an opinion supporting the jurisdiction of the court.

Besides on October 17, 2013 the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which shall be developed along 2014.

Despite having brought the action above, considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the partial award, YPF has accrued its best estimate with respect to the amount of the claims.

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. After that, TGN filed the lawsuit claiming for damages mentioned above. The total amount claimed by TGN amounts to approximately US$ 207 million as of the date of these consolidated financial statements. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

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

In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, such court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013 YPF submitted an ordinary appeal before the National Supreme Court of Justice and on November 27, an extraordinary appeal was lodged, also before the Supreme Court. In the opinion of YPF’s Management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

As of December 31, 2013, the Company has provisioned costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

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

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. In addition to the aforementioned, the Company has other 26 judicial claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 13,509 as of December 31, 2013, the Company has provisioned 1,690 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

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

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedial plan has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has provisioned approximately 96 in connection with such activities.

Passaic River, New Jersey. Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by the remedial investigation and feasibility study (“RIFS”) being performed and funded by Tierra and a number of other entities of the lower portion of the Passaic River pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated an interim allocation of RIFS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). As of December 31, 2013, approximately 70 entities, including Tierra, have agreed to participate in the RIFS in connection with the PRRP. On May 29, 2012, Occidental, Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River—Mile 10.9—Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC.

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

In June 2008, the EPA, Occidental, and Tierra entered into an AOC (“Removal AOC from 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards (153,000 cubic meters) of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and Tierra received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increase or decrease over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed.

In addition, in June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 900 million to US$ 2,300 million and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties working under the CPG, submitted comments on the legal and technical defects of the draft FFS to EPA. On September 18, 2012, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives considered in the Focused Feasibility Study (FFS). The EPA stated that the FFS will set forth four alternatives: (i) no action (cost: US$8.6 million); (ii) deep dredging of 9.6 million cubic yards over 11 years (cost: US$ 1.3 billion to US$ 3.4 billion, depending in part on whether the dredged sediment is disposed of in a contained aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards over 6 years (cost: US$ 1 billion to US$ 1.9 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards over 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that is currently in favor of alternative (iii). As of the date of these financial statements, the FFS is expected to be released to the public in the first quarter of 2014. If EPA keeps to the announced schedule, it is anticipated that the final Record of Decision would be issued between twelve to eighteen months after the FFS had been made public. Based on the information available to the Company as of the issuance date of these financial statements, considering the potential final proposal, the results of the studies and discoveries to be produced, the several potential responsible parties involved in the matter, with its consequent potential allocation of removal costs, and also considering the opinion of external counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this matter by YPF Holdings Inc.

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

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court will conduct the discovery and trial of the State’s damages against Occidental, Maxus and Tierra (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

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

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there are three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014, date on which it lost effectiveness as it was replaced by subsequent court orders.

As of December 31, 2013, DEP has not filed with the Court dollar amounts on all its claims, but it has (a) contended that a US$ 50 million cap on damages under one of the New Jersey statutes should not be applicable, (b) alleged that it has incurred approximately US$ 118 million in past “cleanup and removal costs”, (c) is seeking an additional award between US$ 10 and US$ 20 million to fund a study to assess natural resource damages, (d) notified Maxus and Tierra’s legal defense team that DEP is preparing financial models of costs and of other economic impacts and, (e) is seeking reimbursement for external legal fees paid.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and Tierra together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. YPF, YPF Holdings, Maxus and Tierra approved in Boards of Directors the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which does not imply endorsement of facts or rights and that it is presented only with conciliatory purposes, is subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to solve certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of US$ 400 million, if they are found responsible. In return, YPF would make cash payment of US$ 65 million at the time of approval of the Agreement.

During September 2013, Judge Lombardi published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the settlement agreement. Pursuant to the CMO 18, the court heard oral arguments on December 12, 2013, after which, Judge Lombardi ruled the rejecting of Occidental’s claims and approved the settlement agreement. On January 24, 2014, Occidental appealed the approval of the settlement agreement. Notwithstanding, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of U$S 65 million in an escrow account. Occidental appealed Judge Lombardi’s decision as the settlement agreement was approved. The decision has not been resolved yet.

As of December 31, 2013, YPF Holdings has accrued 805 comprising the estimated costs for studies, YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, the estimated costs related to the Removal AOC of 2008 agreement, and in addition certain other matters related to Passaic River and the Newark Bay, also including certain related legal matters. However, it is possible that other works, including interim remedial measures or different from those considered, may be ordered. In addition, the development of new information, the imposition of penalties or remedial actions or the result of negotiations related to the referred matters differing from the scenarios that YPF Holdings Inc. has evaluated, could result in additional costs to the amount currently accrued.

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to execute this AOC formalized its resignation from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of US$ 20 million, for the completion of such works. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. The deadline for Occidental’s submission of financial assurance has been extended to March 14, 2014. Based on the information available to the Company as of the issuance date of this report, considering the results of the studies and discovery process as well as the potential responsibility of the other parties involved in this matter and the potential allocation of removal costs, based on the advice of our external and internal legal counsel, it is not possible to reasonably estimate a loss or range of losses related to these outstanding matters. Therefore, no amount has been accrued in respect of these claims.

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

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which Tierra, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June 2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule which was approved by DEP on March 24, 2013.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective since March 7, 2013.

In March 2008, the DEP approved an interim response action plan for work to be performed at the Kearny Plant by Tierra and the adjacent property by Tierra in conjunction with other parties. As of the date of issuance of these consolidated financial statements, work on the interim response action has begun. This adjacent property was listed by EPA on the National Priority List in 2007. In July 2010, EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter 2011, the PRG reached an agreement in principle with a new party, whereby would join the PRG. The PRG is in active negotiations with the EPA for an RIFS AOC for the Standard Chlorine Chemical Company, which was jointly signed with another three potentially responsible parties during May 2013. On-site work began during the fourth quarter of 2013, once EPA approved the work plan.

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

As of December 31, 2013, there are approximately 112 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which was finalized in 2003. Tierra will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works Site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. As of December 31, 2013, YPF Holdings Inc. has accrued a total of 116 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its provision as may be necessary.

Other Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 through which it is agreed to reimburse certain costs incurred by the afore mentioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2013, YPF Holdings Inc. has accrued 23 for its estimated share of remediation activities associated with Greens Bayou facility.

In June 2005, the EPA designated Maxus as PRP (Potential Responsible Party) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

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

YPF Holdings Inc. has accrued 3 as of December 31, 2013 for its estimated share of the costs of the RIFS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RIFS. The RIFS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During the fourth quarter of 2013 the PRP Group completed the design and planning phase, and the remedial actions will take place in 2014. As of December 31, 2013 YPF Holdings has accrued 5 in connection with its obligations for this matter.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2013, YPF Holdings Inc. has accrued approximately 23 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2013, YPF Holdings Inc. has accrued 23 in connection with its estimate of these obligations.

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

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current provisions for this matter. Maxus has paid approximately US$ 17 million to Occidental. In March 2012, Maxus paid to OCC US$ 0.6 million covering OCC’s costs for 2010 and 2011, and in September 2012 Maxus paid to OCC an additional US$ 31 thousand for OCC’s costs for the first semester of 2012. Maxus anticipates that OCC’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of December 31, 2013, YPF Holdings Inc. has accrued approximately 2 in respect to these matters.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs. The obligation to pay some future costs is still pending. As of December 31, 2013, YPF Holdings Inc. has accrued 6 in respect of this matter.

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Plaintiff sought US$ 30 million from Maxus and two parties which was rejected by the defendants. YPF Holdings presently believes that relatively little remediation activity is merited and intends to vigorously defend the case. Maxus has made appropriate responsive pleadings in the matter, also has requested a change of venue for the treatment of the matter. On June 2013, Maxus signed an agreement with its plaintiffs, in which Maxus has to make installment payments over three years, and by which also forced itself to remediate the site. As of December 31, 2013, YPF Holdings Inc. has accrued approximately 65 in respect to these matters.

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

4. CAPITAL STOCK

The Company’s subscribed capital as of December 31, 2013, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2013, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enforcement of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed the YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol, its controlled or controlling entities, representing the 51% of the YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

In relation with the adoption of IFRS, General Resolution No. 576/2010 set that the issuers that, in accordance with previous Argentine GAAP, had used the option of disclosing in note to the financial statements the deferred income tax liability arisen from the difference between the book value of fix assets remeasured into constant argentine pesos and their corresponding historical cost used for fiscal purposes, must recognize such liability with a debit to unappropriated retained earnings. The resolution also established that this recognition could be recorded in any intermediate period or year until the date of transition to IFRS, inclusive. In addition, the resolution above mentioned established that, as an exception, the Shareholders’ meeting that would consider the financial statements of the year in which the deferred tax liability is recognized, could record such debit in unappropriated retained earnings into capital accounts not represented by shares (subscribed capital) or into retained earnings accounts, not providing a predetermined order for such accounting.

YPF recognized in the year ended December 31, 2010 the deferred tax liability arisen from the difference between the book value of fix assets in constant argentine peso and its corresponding historical value used for fiscal purposes, including the retroactive effects from such change in accounting criteria.

The General Ordinary Shareholders’ meeting of April 26, 2011, decided the absorption against “Adjustment to contributions”, of the effect of the mentioned deferred income tax liability registration, as described above, for an amount of 1,180. Also, as consequence of this absorption, the General Shareholders´ meeting decided the reversal of Legal Reserve for an amount of 236, to adjust its balance to legal requirements.

On April 30, 2013, a General Ordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2012 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2012: (i) appropriate to a special reserve 3,648 corresponding to the initial application of IFRS pursuant to General Resolution No. 609 of the CNV; (ii) appropriate the amount of 120 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the financial statements for the year ended December 31, 2012 giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (iii) to appropriate the amount of 2,643 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iv) the appropriation to a reserve for future dividends in an amount of 330, empowering the Board of Directors to determine the opportunity of payment which should not exceed the ending of the present fiscal year. On August 9, 2013, the Board of Directors decided to pay a dividend of $ 0.83 per share which was available for shareholders on August 28, 2013.

As of December 31, 2013, YPF has purchased 1,232,362 shares issued for an amount of 120 and has settled 479,174 shares to the beneficiaries of the share-based benefit plan, as mentioned in the above paragraph, retaining 167,986 shares in respect of income tax related to the settlement of such shares. The cost of such purchases is accounted in equity in the “Acquisition cost of treasury shares” account, while the nominal value and the adjustment due to the monetary restatement effect pursuant Previous Argentine GAAP have been reclassified from “Subscribed Capital” and “Adjustments to contributions” accounts to “Treasury shares” and “Adjustment to treasury shares”, respectively. The difference between the acquisition cost of repurchased shares and the accrued value of the settled shares under the share-based benefit plans have been recorded in the “Share trading premium” account. See Note 1.b.10.iii) and 1.b.17).

5. INVESTMENTS IN COMPANIES AND JOINT VENTURES AND OTHER AGREEMENTS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
Amount of investments in affiliated companies valued using the equity method	213	603	637
Amount of investments valued at cost	14	12	13

Sub-Total participations in affiliated companies and others	227	615	650

Amount of investments in joint ventures valued using the equity method	1,909	1,311	1,420

Sub-Total participations in joint ventures	1,909	1,311	1,420

Provision for reduction in value of holdings in companies	(12)	(12)	(57)

	2,124	1,914	2,013

As mentioned in Note 1.b.5 and in Exhibit I, the investments in companies with negative shareholders’ equity are disclosed in “Account payable” account to the extent the Company has the intention, as of the end of the year, to provide the corresponding financial support.

The main changes that affected the amount of the investments previously mentioned, during the years ended on December 31, 2013, 2012 and 2011, are the following:

	2013		2012	2011
Amount at the beginning of year	1,914		2,013	1,839
Acquisitions and contributions	153		—	2
Income from investments valued using the equity method	353		114	685
Dividends declared	(280)		(388)	(602)
Translation difference	470		167	89
Other	(486	)(1)	8	—

Amount at the end of year	2,124		1,914	2,013

(1)	Primarily includes movements generated in relation with the spin-off of Pluspetrol Energy S.A.

Exhibit I.b) provides information of investments in companies.

The following table shows the main magnitudes of income/(expenses) from the investments in companies, calculated according to the equity method, for the years ended on December 31, 2013, 2012 and 2011 (see Exhibit I). YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by YPF:

	Affiliated companies			Joint ventures
	2013	2012	2011	2013	2012	2011
Net income	63	14	90	290	100	595
Other comprehensive income	120	5	4	350	162	85

Comprehensive income for the year	183	19	94	640	262	680

Additionally, as mentioned in Note 1.a), the Company participates as of December 31, 2013, in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as information available to the Company’s Management. Exhibit II includes a detail of the most significant Joint Operations in which the Company participates, indicating the nature of its operations.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of December 31, 2013, 2012 and 2011, and expenses for the three years then ended of the Joint Operations and other agreements are as follows:

	2013	2012	2011
Noncurrent assets	9,472	7,136	5,611
Current assets	661	551	688

Total assets	10,133	7,687	6,299

Noncurrent liabilities	2,342	1,661	1,249
Current liabilities	1,247	1,048	1,026

Total liabilities	3,589	2,709	2,275

	2013	2012	2011
Production cost	4,647	3,858	3,239
Exploration expenses	43	281	268

6. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

As mentioned in Note 4, on May 3, 2012, Law No. 26,741, was passed by the Argentine Congress, which declared of public utility and subject to expropriation the 51% of the equity of YPF represented by an equal percentage of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities, and at the same moment, establishing the temporally occupation of such shares in the terms of articles 57 and 59 of Law No. 21,499. The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of December 31, 2013, 2012 and 2011 and transactions with the mentioned parties for the years ended December 31, 2013, 2012 and 2011. Additionally, the balances and transactions held with the entities within the Repsol group and PESA’s affiliates are included until the date the conditions required to be considered as related parties were met.

	2013				2012				2011
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Non Current	Current	Current	Current	Non Current	Current	Current	Current	Non Current	Current	Non Current
Joint ventures:
Profertil S.A.	23	2	—	34	29	6	—	37	27	2	—	122	—
Compañía Mega S.A. (“Mega”)	489	7	—	28	422	5	—	19	459	—	—	18	—
Refinería del Norte S.A. (“Refinor”)	79	15	—	4	61	23	—	6	75	23	—	18	—

	591	24	—	66	512	34	—	62	561	25	—	158	—

Affiliated companies:
Central Dock Sud S.A.	109	5	484	2	89	4	350	8	59	—	291	10	—
Pluspetrol Energy S.A.(1)	—	—	—	—	76	—	—	2	—	—	—	3	—
Metrogas S.A.(1)	—	—	—	—	104	—	—	—	45	—	—	—	—
Oleoductos del Valle S.A.	—	—	—	8	—	—	—	6	—	—	—	4	—
Terminales Marítimas Patagónicas S.A.	—	—	—	19	—	—	—	11	—	—	—	10	—
Oleoducto Trasandino (Argentina) S.A.	—	—	—	1	—	—	—	2	—	—	—	1	—
Gasoducto del Pacífico (Argentina) S.A.	—	—	—	13	—	—	—	6	—	—	—	2	—
Oiltanking Ebytem S.A.	—	—	—	20	—	—	—	15	—	—	—	18	—
Bizoy S.A.	—	12	—	—	—	—	—	—	—	—	—	—	—

	109	17	484	63	269	4	350	50	104	—	291	48	—

	2013				2012				2011
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable	Loans
	Current	Current	Non Current	Current	Current	Current	Non Current	Current	Current	Current	Non Current	Current	Non Current
Main shareholders and other related parties under their control:
Repsol	—	—	—	—	—	—	—	—	—	43	—	123	—
Repsol YPF Gas S.A.	—	—	—	—	—	—	—	—	32	13	—	37	—
Repsol Sinopec Brasil S.A.	—	—	—	—	—	—	—	—	—	6	—	—	—
Repsol Venezuela S.A.	—	—	—	—	—	—	—	—	—	6	—	—	—
Repsol Ecuador S.A.	—	—	—	—	—	—	—	—	—	7	—	2	—
Repsol Comercial S.A.C.	—	—	—	—	—	—	—	—	—	8	—	—	—
Repsol Exploración S.A.	—	—	—	—	—	—	—	—	—	14	—	2	—
Repsol Bolivia S.A.	—	—	—	—	—	—	—	—	—	19	—	—	—
Repsol Tesorería y Gestión Financiera S.A.	—	—	—	—	—	—	—	—	—	—	—	—	538
Repsol Butano S.A.	—	—	—	—	—	—	—	—	—	20	—	—	—
Others	—	—	—	—	1	—	—	—	26	24	—	60	—

	—	—	—	—	1	—	—	—	58	160	—	224	538

	700	41	484	129	782	38	350	112	723	185	291	430	538

	2013			2012			2011
	Revenues	Purchases and Services	Interest and fees gained	Revenues	Purchases and Services	Interest and fees gained (lossed), net	Revenues	Purchases and Services (recoveries of expenses), net	Loans received (paid), net	Interest and fees gained (lossed), net
Joint ventures:
Profertil S.A.	132	277	—	119	273	—	81	460	—	—
Mega	1,786	325	—	1,696	166	—	1,720	95	—	—
Refinor	561	76	—	495	125	—	447	160	—	—

	2,479	678	—	2,310	564	—	2,248	715	—	—

Affiliated companies:
Central Dock Sud S.A.	179	70	17	168	33	3	163	38	—	12
Pluspetrol Energy S.A.(1)	142	54	—	102	27	—	1	28	—	—
Metrogas S.A.(1)	17	—	—	126	—	—	80	—	—	—
Oleoductos del Valle S.A.	—	61	—	—	51	—	—	39	—	—
Terminales Marítimas Patagónicas S.A.	1	139	—	—	78	—	—	50	—	—
Oleoducto Trasandino (Argentina) S.A.	—	12	—	—	8	—	—	4	—	—
Gasoducto del Pacífico (Argentina) S.A.	—	60	—	—	36	—	—	10	—	—
Oiltanking Ebytem S.A.	—	102	—	—	101	—	—	72	—	—
Bizoy S.A.	24	—	—	—	—	—	—	—	—	—

	363	498	17	396	334	3	244	241	—	12

Main shareholders and other related parties under their control:
Repsol	—	—	—	8	2	—	7	(4)	—	(19)
Repsol YPF Transporte y Trading S.A.	—	—	—	—	—	—	—	5	—	—
Repsol YPF Gas S.A.	—	—	—	78	1	—	320	12	—	—
Repsol Netherlands Finance B.V.	—	—	—	—	—	—	—	—	(403)	(3)
Repsol Venezuela S.A.	—	—	—	—	—	—	—	(7)	—	—
Repsol Ecuador S.A.	—	—	—	—	—	—	—	(3)	—	—
Repsol Exploración S.A.	—	—	—	1	—	—	—	(7)	—	—
Repsol Bolivia S.A.	—	—	—	—	—	—	—	(24)	—	—
Repsol Tesorería y Gestión Financiera S.A.	—	—	—	—	366	(5)	—	—	538	(8)
Repsol Butano S.A.	—	—	—	—	—	(1)	—	—	—	—
Nuevo Banco de Entre Ríos S.A.	—	—	—	—	—	(3)	—	—	(29)	(1)
Nuevo Banco de Santa Fe S.A.	—	—	—	—	—	—	—	—	(78)	(7)
Others	—	1	—	7	19	(1)	268	179	(23)	(1)

	—	1	—	94	388	(10)	595	151	5	(39)

	2,842	1,177	17	2,800	1,286	(7)	3,087	1,107	5	(27)

(1)	Includes balances and operations until take over or spin-off date (see Note 13).

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are the provision of fuel oil to CAMMESA, which is destined to thermal power plants, and the purchases of energy to the mentioned company by YPF, and electric energy sales to CAMMESA and fuel oil purchase by YPF Energía Eléctrica (the operations of sale and purchase for the year ended on December 31, 2013 amounted to 2,930 and 792, respectively, and for the year ended December 31, 2012, amounted to 1,993 and 454, respectively, while the net balance as of December 31, 2013 and 2012 was a receivable of 455 and 96, respectively); the regasification service provided to ENARSA in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas to ENARSA, imported by the mentioned company from Bolivia (the operations for the year ended December 31, 2013, amounted to 1,015 and 1,107, respectively, and for the year ended December 31, 2012 amounted to 1,371 and 895, respectively, while the net balance as of December 31, 2013 and 2012 was a receivable of 430 and 356, respectively); the provision of jet fuel to Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A. (the operations for the year ended December 31, 2013 and 2012, amounted to 1,495 and 777, while the balance as of December 31, 2013 and 2012 was a receivable of 104 and 61, respectively). The benefits of the incentive scheme for the Additional Injection of natural gas, among others, (see “Gas agreement” in Note 11.c) with the Department of Federal Planning Investment and Services (the operations for the year ended December 31, 2013 and 2012, amounted to 4,289 and 82, respectively, while the net balance as of that date was a receivable of 1,787 and 82, respectively) and the compensation for providing gas oil to public transport of passengers at a differential price with the Argentine Secretariat of Domestic Commerce (the operations for the year ended December 31, 2013, amounted to 2,208, while the net balance as of that date was a receivable of 116). Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable. Additionally, the Company has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 2.i) of these consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident occurred in Refinería La Plata in April, 2013 (for further detail see Note 11.b).

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries; YPF has a non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L (“CHNC”) with which YPF carries out transactions in connection with the above mentioned investment agreement (for further detail see Note 11.c).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and principal managers (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2013, 2012 and 2011:

	2013(1)	2012(1)	2011(1)
Employee benefits (short-term)	96	86	136
Share-based benefits	29	—	—
Post-retirement benefits	3	2	3
Termination benefits	—	8	—
Other long-term benefits	—	3	4

	128	99	143

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned years.

7. BENEFIT PLANS AND OTHER OBLIGATIONS

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2013.

Defined-benefit obligations

	2013	2012	2011
Net present value of obligations	190	152	157
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	190	152	157

Changes in the fair value of the defined-benefit obligations

	2013	2012	2011
Liabilities at the beginning of the year	152	157	147
Translation differences	57	21	15
Service costs	—	—	—
Interest costs	3	5	6
Actuarial (gains) losses	(6)	(18)	12
Benefits paid, settlements and amendments	(16)	(13)	(23)

Liabilities at the end of the year	190	152	157

Changes in the fair value of the plan assets

	2013	2012	2011
Fair value of assets at the beginning of the year	—	—	—
Employer and employees contributions	16	13	23
Benefits paid and settlements	(16)	(13)	(23)

Fair value of assets at the end of the year	—	—	—

Amounts recognized in the Statement of Comprehensive Income

	(Loss) Income
	2013	2012	2011
Service costs	—	—	—
Interest costs	(3)	(5)	(6)
Gains (Losses) on settlements and amendments	—	—	—

Total recognized as expense of the year	(3)	(5)	(6)

Amounts recognized in Other Comprehensive Income

	(Loss) Income
	2013	2012	2011
Actuarial gains (losses) net	6	18	(12)

Total recognized in Other Comprehensive Income	6	18	(12)

Actuarial assumptions

	2013	2012	2011
Discount rate	3.25 – 3.9%	2.5 – 3.0%	3.4 – 3.7%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are:

Expected employer’s contributions during 2014	18
Estimated future benefit payments are as follows:
2014	18
2015	17
2016	16
2017	15
2018 – 2075	57

The weighted average duration used in the estimation of future payments was between 6.5 and 7.5.

The Company has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the year ended December 31, 2013.

For additional information about other existing benefit plans, see Note 1.b.10).

8. OPERATING LEASES

As of December 31, 2013, the principal contracts related to operating leases include:

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

Expenses recognized for the years ended December 31, 2013, 2012 and 2011, related to operating leases amounted to approximately 3,520, 2,540 and 1,733, respectively, corresponding 1,493, 939 and 714 to minimum payments, and 2,027, 1,601 and 1,019 to contingent payments, which have been recorded in the “Rental of real estate and equipment” and “Operation Services and other Service Contracts” accounts.

As of December 31, 2013, the estimated future payments related to these contracts are:

	Within 1 year	From 1 to 5 years	Over 6 years
Estimated future payments	4,161	2,881	158

9. EARNINGS PER SHARE

As of the date of issuance of these financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares considering the Company’s intention of setting the share based benefit plans through treasury shares purchase. As a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2013	2012	2011
Net income	5,125	3,902	4,445
Average number of shares outstanding	392,789,433	393,312,793	393,312,793
Basic and diluted earnings per share (pesos per share)	13.05	9.92	11.30

Basic and diluted earnings per share are calculated as shown in Note 1.b.14.

10. INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Current income tax	(2,844)	(2,720)	(2,495)
Deferred income tax	(6,425)	(1,943)	(646)

	(9,269)	(4,663)	(3,141)

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the years ended December 31, 2013, 2012 and 2011, respectively, is as follows:

	2013	2012	2011
Net income before income tax	14,348	8,565	7,586
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(5,022)	(2,998)	(2,655)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(7,186)	(2,327)	(881)
Translation differences	4,008	1,213	389
Effect of the valuation of inventories measured in functional currency	(807)	(303)	(128)
Income from investments in companies	124	40	240
Non-taxable income—Law No. 19,640 (Tierra del Fuego)	7	25	58
Tax loss carry forwards	(103)	(172)	(201)
Miscellaneous	(290)	(141)	37

Income tax expense	(9,269)	(4,663)	(3,141)

The Company did not recognize deferred income tax assets amounting to 978, 2,523 and 2,030 as of December 31, 2013, 2012 and 2011, respectively, from which 559, 441 and 448 corresponds to taxable temporary differences not recoverable and 419, 2,082 and 1,581 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of December 31, 2013, 395 will expire between the years 2018 and 2031 and 24 have an indefinite carry forward.

The composition of the Company’s deferred income tax assets and liabilities as of December 31, 2013, 2012 and 2011, is as follows:

	2013		2012	2011
Deferred tax assets
Nondeductible provisions and other liabilities	1,723		1,055	885
Tax loss and other tax credits	45		45	45
Miscellaneous	115		54	26

Total deferred tax assets	1,883		1,154	956

Deferred tax liabilities
Fixed assets	(11,659)		(5,125)	(3,465)
Miscellaneous	(1,649)		(666)	(185)

Total deferred tax liabilities	(13,308)		(5,791)	(3,650)

Net deferred tax liability	(11,425	)(1)	(4,637)	(2,694)

(1)	Includes (363) arising from the business combination as detailed in Note 13.

As of December 2013, 2012 and 2011, 34, 48 and 30, respectively, had been classified as deferred income tax assets and 11,459, 4,685 and 2,724, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that take part in these consolidated financial statements.

As of December 31, 2013, 2012 and 2011, the causes that generated charges in “Other comprehensive income” did not generate temporary differences subject to income tax.

11.	CONTINGENT LIABILITIES, CONTINGENT ASSETS, CONTRACTUAL COMMITMENTS, MAIN REGULATIONS AND OTHERS

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

•	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviours for the reparation of the environmental damage will continue before the CSJN.

•	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 3 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

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

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery, which is described in Note 3—“La Plata and Quilmes environmental claims”.

•	Other environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 250 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

•	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Article 29 of Law No. 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

In addition, on January 11, 2012, the Argentine Secretariat of Transportation filed with the CNDC a complaint against five oil companies (including YPF), for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Law, YPF has submitted appropriate explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has adjusted its behaviour at all times with current regulations and that it did not set any discrimination or abuse in determining prices.

In addition, YPF is subject to other claims before the Antitrust Board which are related to alleged price discrimination in sale of fuels. Upon the opinion of Management and its legal advisors, such claims have been considered as possible contingencies.

•	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 489), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defences) since, at the date of the extension of the claim, the two-year limit had already elapsed. Notwithstanding, on August 6, 2009, the evidence production period commenced and the evidence is now being produced.

•	Repsol S.A. and others complaints:

The Company was notified of a complaint filed by Repsol on July 31, 2012 in the Supreme Court of the State of New York, New York County, USA, against The Bank of New York Mellon (“BNY”) and the Company. In accordance with the contents of such complaint, Repsol claims damages for the alleged failure by BNY to accept and carry out voting instructions provided by Repsol in connection with, among other things, the election of the Company’s Board of Directors at the Company’s shareholders’ meeting on June 4, 2012, thereby allegedly violating BNY’s contractual obligations. Repsol alleges that, in addition to the American Depositary Shares (“ADS”) it owns, it had the right to vote ADS owned by a certain third party that were pledged in Repsol’s favor, and it was unable to exercise such voting rights due to alleged failures by BNY described above and an allegedly inappropriate intervention by the Company whereby the Company instructed BNY not to accept Repsol’s voting instructions. On April 29, 2013, YPF filed a motion to dismiss the complaint and on August 20, 2013 there was a hearing on the matter. It is noted that an initial exchange of witness interrogatories and documentation (discovery) between Repsol and YPF had begun. On February 6, 2014, YPF became aware that the New York Supreme Court, in the United States, decided to dismiss all claims, including the claim for damages, submitted by Repsol against YPF and BONY. Among other matters, it found that Repsol did not demonstrate that YPF: (i) was negligent or acted in bad faith; (ii) was involved in BONY´s alleged failure to timely transfer voting instructions; and (iii) willfully interfered in the relationship between Repsol and BONY. Once this decision is final, Repsol will not be able to submit a further complaint against YPF for the mentioned claims.

Additionally, YPF was notified of three complaints filed by Repsol S.A. in connection with the enforcement of Law 26,741, requesting the invalidation of the Ordinary shareholders’ meetings dated on June 4, 2012, July 17, 2012 and the Annual General Meeting No. 38 on September 13, 2012, all of which have been answered by YPF. On October 8, 2013, the tribunal decided to open the case for the submission of evidence, and scheduled a hearing for February 27, 2014. On November 20, 2013, the Company was notified of a new complaint submitted by Repsol, requesting the nullity of the Ordinary and Extraordinary Shareholders Meeting dated April 30, 2013 -and its continuation on May 30, 2013- including the decisions taken therein.

•	YPF class action:

On April 16, 2013, YPF has been served of a class action related to certain YPF share sale transactions undertaken by Repsol in March 2011, initiated by Monroe County Employees Retirement System, later consolidated with a similar claim initiated by Felix Portnoy. The claim is based on an alleged failure to inform the market, during the period between December 22, 2009 and April 16, 2012 (period of the class) and consequently the purchaser parties in such transactions, as of the date set forth above, regarding the potential risk of expropriation of the Company, and on the alleged effect on the value of the shares. On July 26, 2013, plaintiffs have notified the parties their intention to amend the complaint for second time, after its first amendment when Felix Portnoy was included in the Plaintiff class. Both YPF and the Underwriters’ representatives (excluded from the first amendment) have expressed their opposition to such proposed second amendment. On October 8, 2013, despite the opposition of YPF, the federal district court of New York, granted the Plaintiffs’ request to file a second amended complaint including new claims under Section 11 of the Securities Act. On October 29, 2013, Plaintiffs filed a second consolidated amended complaint. On November 26, 2013, YPF submitted a motion to dismiss the new complaint. On February 20, 2014, the Tribunal dismissed all claims made individually and on behalf of others in similar scenarios against YPF and other respondents, concluding that claimants did not: (i) identify any omission or misrepresentation of information by YPF, (ii) allege any facts demonstrating that YPF had the intent to deceive the investors, (iii) demonstrate that the purported failure to disclose the risk of expropriation caused the alleged damages. The Tribunal also held that the statute of limitations for the claims raised under the Securities Act of 1933 has lapsed. Once this decision is final, claimants will not be able to submit a further complaint against YPF for the mentioned claims.

Additionally, the Company has received other labour, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

b) Contingent assets

On April 2, 2013, the facilities of the Company in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit is out of service permanently and Topping C unit was launched back in late May, after a technical and human effort of great relevance. As a consequence, the Company continues with the settlement process of the incident, with the insurance company.

Based on the documentation provided to the insurance adjuster appointed by reinsurers, and after their analysis, in November 2013 the Company requested an advanced payment on account of the total compensation that will result from this process, of approximately US$ 300 million. This advance was accepted and recognized by the reinsurers and, consequently, was recorded by the Company in the statement of comprehensive income for the year. Of this amount, US$ 215 million corresponds to the damage to property and the rest to a partial acknowledgment of lost profits pursuant to the rights arising from the insurance policy. Consequently, as of December 31, 2013, the Company has recorded a gain of 1,956 disclosed in “Other income (expense), net” account.

The Company is still in the process of claim lost profits, whose coverage extends until January 16, 2015.

c) Contractual commitments, main regulations and others:

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

In this order, the Company has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Company has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Company is fulfilling the agreed commitments mentioned above. To the extent that the Company does not comply with such agreements, we could be subject to significant claims, subject to the defences that the Company might have.

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

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010 that approves the procedure which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas (“Procedimiento para Solicitudes, Confirmaciones y Control de Gas”). By virtue of these procedures, distributors remain able to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. Producers are obligated to confirm all the natural gas requested by distributors to supply the Priority Demand. The producers’ shares in such volumes follow the allocation criterion established by the Agreement 2007-2011. It is not possible to predict the estimated demand of the Argentine market that must be satisfied by the producers, whether or not the producer signed the Agreement 2007-2011. Once the Priority Demand has been supplied, the volumes requested by the rest of the segments must be confirmed, leaving the exports last in order of priority. In case the programming do not yield sustainable results, with respect to the objective of maintaining the equilibrium and preserving the operation of the transportation and distribution systems, the necessary reprogramming and redirections will take place. In case the producer’s confirmations are of a lower volume than requested, the transporters will be in charge of making confirmations adequate by redirecting natural gas until the volume required by distributors according to Priority Demand is completed. This greater volume will have to be withdrawn from the confirmations made by that producer to other clients. If the producer would not have confirmed natural gas to other clients from the same basin, the lacking volume will be requested to the rest of the natural gas producers. Therefore, this procedure imposes a supply obligation that is jointly liable for all producers in case any producer supplies natural gas in a deficient way. YPF has challenged the validity of Resolution No. 1,410/2010.

On November 8, 2011, ENARGAS published Resolution No. 1,982, which supplements Decree No. 2,067 of November 27, 2008, which had created a fiduciary fund to finance natural gas and other imports necessary to complement the natural gas injection required to satisfy the internal demand. This Resolution adjusts the tariff charges established by Executive Decree No. 2,067/08 and extends the type of users reached by the tariff adjustment, including users in the residential segment and gas processing and electric generation companies, among others, which has impacted on the operations of the Company and, very significantly in some companies under joint control, all of which have appealed against such resolution. In particular, the impact that the application of the tariff charge mentioned has on the operations of Mega is so significant that, if the situation is not solved in favour of Mega, it could have serious difficulties in the future to continue its activity.

These consolidated financial statements do not include any adjustments related to the recoverability of the assets of Mega which could be accrued on the assumption that it would cease its activity. This measure applies to consumptions that were made since December 1, 2011.

On November 24, 2011, ENARGAS issued Resolution No. 1,991, which extends the type of users that will be required to pay tariff charges. YPF has challenged the validity of such resolutions. On April 13, 2012, a preliminary induction was granted in relation with the processing plant El Portón, suspending the effects of such resolutions with respect to the mentioned plant.

•	Liquid hydrocarbons regulatory requirements: Resolution No. 1,679/04 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/06 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/07 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1,679/04; the fulfilment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02. In addition, certain regulations establish that exports are subordinated to the supply of the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at least should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

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

On January 26, 2012, the Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) YPF and other four oil companies were required to sell diesel oil to public bus transportation companies at a price not higher than the retail price charged on its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has appealed that resolution. On February 16, 2012, YPF filed with the CNDC an appeal against Resolution No. 6/2012, for submission to the Civil and Commercial Federal Court of Appeals of Buenos Aires city. Meanwhile, on March 2, 2012, YPF has challenged this Resolution and requested a preliminary injunction against its validity. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is judicially solved. Against that preliminary injection, the Argentinian Federal Government presented an extraordinary federal appeal, which has not yet been served to YPF.

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell Compañía Argentina de Petróleo, S.A. and ESSO Petrolera Argentina S.R.L were ordered to supply jet fuel for domestic and international air transport at a price net of taxes not to exceed 2.7% of the price net of taxes of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The abovementioned resolution benefits companies owning aircraft that operate in the field of commercial passenger or commercial passenger and cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Secretary of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, Andes

Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce indicated that it considered convenient to implement a price surveillance system to be implemented by the CNDC. YPF has challenged such resolution, which will be reviewed by a court. The Civil and Commercial Federal Court granted the appeal filed by YPF with suspensive effect, consequently the effects of Resolution No. 17/2012 were suspended until the legality or illegality of the Resolution is solved. Subsequently, the Argentinian Federal Government filed a federal extraordinary appeal, and YPF answered it. To date, the court granted the extraordinary appeal but has not yet been submitted to the supreme court.

On August 31, 2012, YPF was notified of the judgement of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

Decree No. 1,189/2012 of the National Executive Power, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

•	Regulatory requirements established by Decree No. 1,277/2012: On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

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

•	Repatriation of foreign exchange: During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No. 929/2013 below).

•	Investment Promotion Regime for the Exploitation of Hydrocarbons—Decree No. 929/2013: the Decree No. 929/2013 provides the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Companies submitting “Investment Projects for the Exploitation of Hydrocarbons” (the “Project”) with the Commission, for its approval and inclusion in the Promotion Regime, must hold exploration permits and/or exploitation concessions granted by the Federal Government and/or the Provinces. If the company does not hold exploration permits and/or exploitation concessions, it must operate associated with a company that does hold such permit or concession rights, be duly registered at the “National Register of Hydrocarbons Investments” created by Federal Decree 1,277/2012, have submitted the “Annual Investment Plan” established by Federal Decree 1,277/2012 and the Project must involve the performance of a direct investment in foreign currency for an amount not lower than US$ 1 billion, calculated at the time of submission of the Project and to be invested during the first five years of the Project. The beneficiaries of the Promotion Regime shall enjoy in terms of Law N° 17,319 the following benefits: (i) from the 5th year of the start-up of their respective ‘Investment Projects for the Exploitation of Hydrocarbons’, the right to freely market abroad the 20% of the oil and gas produced in their Projects, at 0% export tax rate, (ii) the right to maintain abroad all the foreign currency proceeds of the aforementioned oil and gas exports, provided that, as a result of the relevant investment project, at least US$ 1 billion are transferred to the Argentine financial market; (iii) in periods in which domestic production of hydrocarbons is insufficient to cover domestic needs, the beneficiaries shall, from the 5th year of the start-up of their respective projects, be entitled to obtain, in relation to the 20% of oil and gas production that cannot be exported, a price not lower than the reference export price.

Additionally, the Decree creates the figure of the “Concession for the Unconventional Exploitation of Hydrocarbons”, which involves the extraction of liquid and/or gaseous hydrocarbon by unconventional stimulation techniques applied in fields located in geological formations of shale or slate rocks (shale gas or shale oil), tight sands (tight sands, tight gas, tight oil), coal seams (coal bed methane) and/or characterized, in general, by the presence of low-permeability rocks. The Decree recognizes that, in accordance with the provisions of Law No. 17,319, the companies that holds exploration and/or exploitation concessions, which were included in the Promotional Regime, will have the right to request a “Concession for the Unconventional Exploitation of Hydrocarbons”. Also the holders of a “Concession for the Unconventional Exploitation of Hydrocarbons”, may request the consolidation of an adjacent area held by the same title holders as a single “Concession for the Unconventional Exploitation” insofar they can establish the geological continuity of the adjacent areas.

•	Natural Gas Agreement: On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of 7.5 US$/MBTU for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project.

•	CNV new regulatory framework: Through Resolution No. 622/2013, dated September 5, 2013, the CNV approved the Resolutions (N.T. 2013) applicable to the companies subject to its oversight, pursuant to the Capital Market Law No. 26,831, and regulatory Decree No. 1,023, dated August 1, 2013. Such Resolution abrogates CNVs’ prior regulations (N.T. 2001 and amendments) and the general Resolutions No. 615/2013 and No. 621/2013, as from the effectiveness of Resolutions (N.T. 2013).

•	Agreements of extension of concessions

•	Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency Law.

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions;

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327,5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048). The commitments made by the Company are as follows: i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata - Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013/2014/2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August of 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) the Company undertakes to make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) YPF commits to prioritize the recruitment of labor, suppliers and services based in Neuquén. The Province of Neuquén also agrees: i) not to apply Extraordinary Income (Windfall Profits) or Extraordinary Production Taxes and to maintain a 12% rate for hydrocarbon royalties; (ii) to apply a Turnover Tax rate not higher than 3% to the revenue generated in the Loma Campana concession; and (iii) to set the total sum of US$ 1,240 million as the tax base for Stamps Tax purposes. The Agreement was approved by Decree No. 1,208/13 and Law N° 2867.

•	Mendoza: In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions, and the transportation concessions located in the province, from the expiration of the original terms of the grant.

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

•	Santa Cruz: During November, 2012, YPF entered into an agreement with the province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments within which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) make certain investments on the exploitation concessions, as stipulated in the agreement; (v) carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; (vii) define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

•	Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the Memorandum of Agreement took, among others, the following commitments: (i) conducting in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut – Concessions El Tordillo – La Tapera and Puesto Quiroga: On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and TECPETROL S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the JV to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, PETROMINERA will acquire a 10% interest in the exploitation Concessions.

•	Chubut - Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante: On December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company´s Board on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement. The following are the main terms and conditions agreed with the Province of Chubut: YPF holds 100% of the exploitation concessions, except for the concession Campamento Central – Cañadón Perdido, where ENAP SIPETROL S.A. holds 50%. A 30-year extension was established for the terms of the exploitation concessions that expire in the years 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr). YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to PETROMINERA S.E. 41% of YPF´s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related Joint operations.

•	Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego and Los Chorrillos until 2027 and 2026, respectively. As of the date of issuance of these consolidated financial statements, the abovementioned agreement is pending approval by the Legislative from Tierra del Fuego province.

•	Agreements of project investments

•	On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed an Investment Project Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana area. This first pilot project includes the drilling of more than 100 wells.

Altogether with what has already been invested by the Company in the area, this new investments will result in a total investment of US$ 1,500 million in the pilot project, where 15 drilling rigs are currently operating and more than 10,000 barrels of oil equivalent per day are being extracted.

During September 2013, and upon the fulfillment of certain precedent conditions (among which is the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company and some of its subsidiaries and subsidiaries of Chevron Corporation successfully completed the pending documents for the closing of the Investment Project Agreement, which enables the disbursement by Chevron of US$ 940 million, in addition to the US$ 300 million that such company has already disbursed.

For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana (“LC”), and supplementary agreements including the contract for the organization of the Joint Operation (“JO”) and the Joint Operating Agreement (“JOA”) for the operation of LC, where YPF shall participate as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the year ended December 31, 2013.

In addition to the abovementioned assignment (the net credit for the assignment in favor of YPF as of December 31, 2013, amounts to 1,616), during December 2013, YPF and CHNC have made transactions, among which it is possible to highlight the net purchases of gas and crude oil by YPF for 50. These transactions were completed under the general and regulatory market conditions. Considering the rights that Chevron could exercise in the future over CHNC -to access to the 50% of the concession and supplementary rights- and as a guarantee for such rights and other obligations under the Investment Project Agreement, a pledge over the shares of a YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the LC Area Operator, the parties have made a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the Investment Project Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

Finally, other supplementary agreements and documents related to the Investment Project Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Executive Order No. 929/2013 from YPF to CHNC; (b) terms and conditions for YPF’s acquisition of natural gas and crude oil pertaining to CHNC for 50% of the interest in the LC area; and (c) certain agreements for the technical assistance of Chevron to YPF.

In addition to what has already been invested by YPF in the area and once the agreed amount has been completed and the pilot project has been closed, both companies estimate that, subject to compliance with certain conditions, they will continue with the total development of the LC Area, sharing investments at 50% each.

•	On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, of which Dow will provide up to US$ 120 million by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

If Dow exercises the conversion option, YPF would contribute 50% of its participation in the “El Orejano” area, which comprises a total area of 45 km2 (11,090 acres) in the Province of Neuquén and a 50% interest in a joint venture to be formed for the exploitation of this area. If Dow does not exercise the option, the parties have agreed on the repayment conditions of the financing agreement, over a term of five years.

As of December 31, 2013 the Company has received the first payment of the aforementioned transaction, amounting US$ 30 million, which has been recorded within “Noncurrent Loans” in the Company’s Balance Sheet.

•	On November 6, 2013, the Company and Petrolera Pampa S.A. (hereinafter “Petrolera Pampa”) signed an investment agreement under which Petrolera Pampa undertakes to invest US$ 151.5 million in exchange for 50% of the interest in the production of hydrocarbons in the area of Rincón del Mangrullo in the Province of Neuquén, pertaining to the formation “Formación Mulichinco” (hereinafter the “Area”), where YPF shall be area operator.

During this first stage (which shall be completed in a 12-month term), Petrolera Pampa has undertaken to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data. Moreover, the Company shall make an additional equal investment for the drilling of 17 more wells, from which it will be entitled to 100% of the production.

Once the first investment stage has concluded, Petrolera Pampa may choose to continue during the second investment stage (to be completed in a 12-month term), which envisages an investment of US$ 70 million for the drilling of 15 wells.

Once the two stages have been completed, the Parties may make the necessary investments for the future development of the Area, in accordance with their respective interest (50% each).

•	Principal rules applicable to MetroGAS activities: the natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1.738/92, issued by the Executive Power, others regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for MetroGAS’ business. Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years (for which MetroGAS may require—upon expiration—its extension for an additional 10-year term, subject to ENARGAS evaluation and approval).

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and MetroGAS stock transfer.

The Gas Act and the License created ENARGAS as regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. The Public Emergency Law enacted in 2002 decreed the suspension of the periodical revision of the tariff regime established in the License.

MetroGAS management is currently under a renegotiation process with the National Government to adapt certain terms of the License in order to counteract the economic and financial situation that affects at company. As of the date of issuance of these financial statements it is neither possible to predict the outcome of the aforementioned process of renegotiation nor the effect it will have on MetroGAS’s economic and financial situation.

•	Regulatory Framework of the Electric Power Industry in the Argentine Republic:

Legal Framework: Law No. 24,065, passed in 1992 and governed by Executive Order No. 1,398/92, has established the current basic regulatory framework for the electricity sector (the “Regulatory Framework”). This Regulatory Framework is supplemented by the regulations of the National Secretariat of Energy (“SE”) for the generation and marketing of electric power, including the Resolution of the former Secretariat of Electric Energy No. 61/92, “Procedures for the Scheduling of Operations, Load Dispatch and Price Calculation”, with its supplementary and amending regulations.

The National Electricity Regulation Agency (“Ente Nacional Regulador de la Electricidad”, “ENRE”) is the agency that regulates, oversees and controls the electric power industry and, in such capacity, it is responsible for the enforcement of Law No. 24,065.

The technical dispatch, operation and economic organization of the Argentine Interconnection System (“Sistema Argentino de Interconexión”, “SADI”) and the Wholesale Electricity Market (“Mercado Eléctrico Mayorista”, “MEM”) is under the responsibility of CAMMESA. CAMMESA also acts as a collection agency for all MEM agents.

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF Energía Eléctrica:

•	SE Resolution No. 146/2002: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (“Liquidaciones de Venta sin Fecha de Vencimiento a Definir”, “LVFVD”) for the advanced repayment of the funded amounts.

•	SE Resolution No. 406/2004: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004. LVFVDs were issued for the last ones and for such cases in which CAMMESA did not have a certain repayment date.

•

2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement. The Generators Agreement envisaged an increase in the remuneration for the “Power Made Available” by the adhering power generators and in the maximum values recognized for variable maintenance costs and other costs other than fuels. As per this agreement, YPF Energía Eléctrica, as the successor company in the operation of the plants in “Complejo de Generación El Bracho”, has credits with CAMMESA.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2006 “Energy Plus” and SE Resolution No. 220/2006, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	The Company is committed with third parties under commercial contracts to purchase services and goods (such as LPG, electricity, gas, oil and steam), which as of December 31, 2013 amounted to 14,008. Additionally, there are commitments to carry out exploration activities and to make certain investments and expenditures until the expiration of some of the Company’s concessions that amounted to 101,189 as of December 31, 2013, which includes the commitments for concessions extensions mentioned in the paragraphs above.

12. CONSOLIDATED BUSINESS SEGMENT INFORMATION

The different segments in which the Company is organized have in consideration the different activities from which the Company obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Company’s business strategy.

The company has recently organized its reporting structure grouping the “Chemical” and “Refining and Marketing” segments in a new and unique segment named “Downstream”. The structure above mentioned is mainly due to the common and/or shared strategy, to both businesses converge, considering the synergies generated between them, from fuel maximization approach offered to the market, in terms of volume and quality. Accordingly, the Company has adequate comparative information for the years 2012 and 2011 according to the aforementioned change.

In this line, the new reporting segment structure, taking into account the criteria established by IFRS 8, is as follows: the exploration and production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales (“Exploration and Production”); the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”); and other activities, not falling into these categories, are classified under “Corporate and Other”, principally including corporate administrative expenses and assets, construction activities and the environmental remediation according to the controlled company YPF Holdings (see Note 3).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments		Total
For the year ended December 31, 2013
Revenues from sales	3,851	85,624	638	—		90,113
Revenues from intersegment sales	38,846	1,147	2,285	(42,278	)(1)	—

Revenues	42,697	86,771	2,923	(42,278)		90,113

Operating income (loss)	6,324	6,721	(1,522)	(363)		11,160
Income (loss) on investments in companies	(93)	446	—	—		353
Depreciation of fixed assets(2)	9,591	1,452	193	—		11,236
Acquisitions of fixed assets(2)	28,849	4,903	453	—		34,205
Assets	70,775	51,336	15,161	(1,677)		135,595
For the year ended December 31, 2012
Revenues from sales	1,135	65,047	992	—		67,174
Revenues from intersegment sales	30,179	1,069	1,243	(32,491	)(1)	—

Revenues	31,314	66,116	2,235	(32,491)		67,174

Operating income (loss)	5,730	4,095	(2,492)	570		7,903
Income (loss) on investments in companies	—	114	—	—		114
Depreciation of fixed assets	6,878	1,065	186	—		8,129
Acquisitions of fixed assets	11,835	4,232	142	—		16,209
Assets	41,980	30,901	8,031	(963)		79,949
For the year ended December 31, 2011
Revenues from sales	269	54,636	1,306	—		56,211
Revenues from intersegment sales	23,401	848	651	(24,900	)(1)	—

Revenues	23,670	55,484	1,957	(24,900)		56,211

Operating income (loss)	4,067	5,466	(1,714)	(631)		7,188
Income on investments in companies	—	685	—	—		685
Depreciation of fixed assets	5,465	820	153	—		6,438
Acquisitions of fixed assets	9,554	4,032	231	—		13,817
Assets	31,729	27,233	3,534	(1,506)		60,990

(1)	Correspond to the elimination of income between segments of the group YPF.
(2)	Investments and depreciations of fixed assets net of increases corresponding to GASA at acquisition date and YPF Energía Eléctrica at spin-off date (see Note 13).

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2013, 2012 and 2011, and fixed assets by geographic area as of December 31, 2013, 2012 and 2011 are as follows:

	Revenues			Fixed assets
	2013	2012	2011	2013	2012	2011
Argentina	78,070	59,428	48,244	93,255	56,779	43,311
Mercosur and associated parties	6,461	3,894	3,985	20	24	21
Rest of América	4,022	2,812	2,028	221	168	190
Europe	1,560	1,040	1,954	—	—	—

Total	90,113	67,174	56,211	93,496	56,971	43,522

As of December 31, 2013 no external client represents 10% or more of the Company’s revenue from its ordinary activities.

13. BUSINESS COMBINATIONS

– GASA

As mentioned in Note 1.a), during May 2013, the Company, through its subsidiary YPF Inversora Energética S.A. took control of GASA (controlling company of MetroGAS), by acquiring shares representing a 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation, as IFRS requires are described below.

Name and description of the acquired entity:
GASA is the parent company of MetroGAS, company awarded with the license for the distribution of natural gas in the City of Buenos Aires and southern suburbs of Buenos Aires Province.

GASA owns 70% equity interest of MetroGAS by holding all of the class “A” representing a stake of 51% in capital, and class “B” shares representing a stake of 19% in capital.

MetroGAS provides distribution services to approximately 2.2 million customers within its service area (city of Buenos Aires and eleven municipalities in the south of Buenos Aires).
The acquisition date, the percentage acquired and primary reasons for the acquisition:
The Company has fulfilled with the obligations arising from the purchase agreement, which corresponded to the payment of the balance of the purchase price, during May 2013. As a result of the transaction (which includes shares representing 54.67% stake in GASA), the Company controls 100% of GASA.

As described in Resolution 1/2566 D from Enargas, the operation is expected to result in a substantial benefit to customers of the distribution company as a consequence of applying to MetroGAS a responsible management, not only in economic and financial matters, but also taking social principles upon which the welfare of current and future generations.
The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each main asset:
The price of the above operation (acquisition of shares representing 54.67% stake in GASA) was US$ 9.7 million, which implies a total value for the 100% of the participation in GASA of approximately US$ 17.7 million, which approximates the fair value of the net assets and liabilities of the acquired company.

Below are the fair values of the main assets and liabilities of the acquired company (values at 100% interest), which have been incorporated into the Company’s balance sheet as of the acquisition date:

Cash and equivalents	143
Trade receivables	318
Other receivables and other assets	23
Fixed assets	1,788
Provisions	104
Loans	879
Accounts payables	461
Social security and other taxes payables	102
Deferred income tax liabilities	328
Income tax liability	12

Additionally, non-controlling interest amounted to 178 as of the date of acquisition, corresponding to the 30% interest in MetroGAS.

Prior to the transaction, the carrying value of the interest in GASA amounted to zero. As a consequence of the acquisition, remeasurement of shares in GASA to fair value generated a gain of approximately 136, which has been recorded under “Income on investments in companies” account in the comprehensive income statement of the Company for the year ended December 31, 2013.

Income and expenses from ordinary activities of GASA since the acquisition date included in the financial statements of the Company for the year:
	Revenues	1,363
	Cost of sales	(1,044)
	Gross profit	319
	Other operating expenses	(266)
	Operating income	53
	Financial income (expense), net	(326)
	Income tax	139
	Net loss for the year	(134)

Income and expenses from ordinary activities of GASA since the beginning of the current year and until December 31, 2013:
	Revenues	1,848
	Cost of sales	(1,425)
	Gross profit	423
	Other operating expenses	(394)
	Operating income	29
	Financial income (expense), net	721 (1)
	Income tax	(253)
	Net income for the year	497

(1)	Includes the gain as a result of debt restructuring of MetroGAS and GASA prior to the acquisition date (see Note 2.i) for a total amount of 1,141.

Revenues and net incomes of the Company considering the present business combination since the beginning of the current year would have been 90,581 and 5,710, respectively.

– YPF Energía Eléctrica S.A.

On June 4, 2013, the Company, Pluspetrol Resources Corporation BV (“PPRC”) and Pluspetrol Energy SA (“PPE”) signed an agreement to carry out a spin off PPE, without dissolving it, and allocate part of their assets to create a new spun off company.

This spin off was done with effective date on August 1, 2013 and as a consequence, YPF Energía Eléctrica SA was created (spun off company), on which the Company directly or indirectly holds 100% interest and the Company withdrew its participation in PPE.

As a result of the spin off, YPF Energía Eléctrica SA maintained the electric generation business, previously operated by PPE, and a 27% interest in Ramos Consortium.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation as IFRS requires, are described below.

Name and description of the parent company:	Pluspetrol Energy SA. On July 31, 2013, the Company had 45% interest on its capital.
Name and description of the spun off company:	YPF Energía Eléctrica S.A. The main goal of this company is the electric generation business operating two power plants in the province of Tucuman, plus a 27% interest in the Ramos Consortium dedicated to the Exploration and Production of Hydrocarbons.
The spin off date:	July 31, 2013

Fair value of the consideration transferred and fair value of the main assets of the acquisition:
	The fair value of the net assets and liabilities transferred to the company’s spin off process, amounted to 485. Below are the main items:
	Trade receivables	65
	Fixed assets	638
	Accounts payables	77
	Loans	52
	Social security and other taxes payables	50
	Deferred income tax liabilities	35
	Other Liabilities	4

Prior to the transaction, the carrying amount of the investment in PPE was 350 and the Company maintained a 115 translation difference reserve in relation with the mentioned investment. As a consequence of the spin-off, the fair value of the assets and liabilities emerging from the spin-off of Pluspetrol Energy S.A. generated a gain of approximately 20, that was recorded under the “Income on investments in companies” account in the comprehensive income statement of the Company for the year ended December 31, 2013.

Income and expenses from ordinary activities of YPF Energía Eléctrica since the acquisition date included in the financial statements of the Company for the year:
	Revenues	266
	Cost of sales	(162)
	Gross profit	104
	Other operating expenses	8
	Operating income	112
	Financial income (expense), net	(16)
	Income tax	(28)
	Net income for the year	68

Given the nature of the spin-off process through which the above mentioned business was acquired, is not possible to calculate the effect that would have had over revenues and net income if the business combination was considered since the beginning of the year.

14. SUBSEQUENT EVENTS

•	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the joint operation contract Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned joint operation contract which expires on June 30, 2016 and will be early terminated. YPF will own 100% interest in the Area, and will become the operator. Puesto Hernández currently produces over 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investment plans to optimize the Area’s production potential until 2027. The Company estimates that the amount paid for the business combination will be mainly classified as fixed assets.

•	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract, Segment 5 Loma La Lata – Sierra Barrosa (known as “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the joint operation contract YPF will own 100% interest in the Area. The consideration for the transaction was US$ 25 million. The Company expects that such consideration will be accounted for mainly as fixed assets.

•	On February 12, 2014, YPF S.A. and its subsidiary YPF Europe B.V. (constituted in January, 2014) accepted an offer made by Apache Overseas lnc. and Apache International Finance II S.a.r.I. (“Apache”) for the acquisition of 100% of Apache’s interest in foreign companies that control certain Argentine companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans owed by the aforementioned Argentine companies.

Pursuant to this transaction, YPF takes control of all the assets of the Apache Group in Argentina and, together with YPF Europe B.V., of certain intercompany loans. The price for the transaction, as agreed upon by the parties, is US$ 800 million plus working capital and minus adjustments that may be produced at the contract closing date due to activities outside the ordinary course of business. The payment will be made with an initial deposit of US$ 50 million, which was made on February 12, 2014, and the settlement of the remaining balance within the next 30 days, and from that moment the Company takes control of the mentioned companies. The primary assets included in this transaction, located in the provinces of Neuquén, Tierra del Fuego and Río Negro, produce a total of 46,800 oil equivalents barrels per day, and have an important infrastructure of pipelines and facilities, employing around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

As result of the previously described transaction, YPF acquires the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.a.r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.a.r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A.

On March 12, 2014, YPF completed the acquisition of the mentioned companies and the assignment of certain intercompany loans owed by the Argentine companies -which are the owners of the assets located in the Republic of Argentina- in favor of YPF and YPF Europe B. V., through the payment of the outstanding amount to complete the agreed price of US$ 786 million. Following the completion of the acquisition, and within a 60-days period, the sellers will prepare and deliver to YPF and YPF Europe B.V. the final completion statements in order to be accepted or not by the latters within a 90-days period, requiring any price adjustment, if any.

As of the issuance date of these financial statements, given the recentness of the acquisition, the accounting of the business combination is incomplete, consequently the Company is unable neither to disclose information about the fair value of the net assets acquired and other disclosures required by IFRS 3, nor to state if any goodwill or result will arise from the mentioned acquisition.

Additionally, on February 12, 2014, YPF has entered into a transfer of assets agreement with Pluspetrol S.A. (“Pluspetrol”) whereby it will transfer, in exchange for US$ 217 million, an interest that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.a.r.I.), in three concessions and four joint operation contracts, as well as an interest of YPF in a joint operation contract. The aforementioned interests correspond to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. The approval from the corresponding regulatory agencies of this transaction is pending.

•	As of the date of the issuance of these consolidated financial statements, the Company was in the process of the issuance of the Negotiable Obligations Class XXIX for an amount of 500, which will accrue variable interest and maturing between 2018 and 2020; the Negotiable Obligations Class XXX for an amount of 500, which will accrue variable interest and maturing on 2015, and of voluntary exchange of Negotiable Obligations which accrue 10% interest and maturing on 2028 for Additional Negotiable Obligations Class XXVI for a face value up to U$S 100 million.

•	Law No. 26,741 of Hydrocarbon Sovereignty, declared of public utility and subject to expropriation the 51% of the shares of YPF, owned directly or indirectly by Repsol S.A., its main shareholders and its subsidiaries. Further, the mentioned law established the temporary occupation of the shares reached by it, following the procedures set forth in Law No. 21,499. On February 25, 2014, the Government of the Argentine Republic and Repsol S.A. (“Repsol”) achieved an agreement (here in after, the “Agreement”) in relation to the expropriation compensation of 200,589,525 YPFs Class “D” shares in conformity with Law No. 26,741, under the framework of Law No. 21,499 of Expropriation. In conformity with such law the Ministry of the Economy and Finance of the Nation signed the document whereby Repsol agrees to accept a payment of US$ 5,000 million in sovereign bonds as compensation for the expropriation. The Agreement involves the withdrawal of judicial and arbitral claims filed by Repsol – including the ones against YPF – and a waiver for further claims. The enforcement of the Agreement is subject to the ratification of the General Shareholders’ Meeting of Repsol and of the Argentine Congress. On February 27, 2014, the Argentine Republic and Repsol signed the Agreement.

Additionally, on February 27, 2014, YPF and Repsol executed an arrangement (the “Arrangement”) whereby, mainly, the parties reciprocally withdraw, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the Arrangement derived from the declaration of public interest and subjection to expropriation of the YPF’s shares, owned by Repsol, pursuant to Law No. 26,741, the intervention, temporary takeover of public utility declared shares and management of YPF.

Likewise, the parties have agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them, and to grant a series of mutual indemnities subject to certain conditions.

The Arrangement will be enforced on the day following to the date on which Repsol notifies YPF that the Agreement signed between Repsol and the Government of the Argentine Republic has been enforced. If such enforcement does not occur on or prior May 7, 2014, or at a later date as the parties may agree in writing, the Arrangement shall not be enforced and shall remain void, and the parties shall retain all of the rights preexisting at the date of their signature, and the Arrangement shall not create any liability for either party.

•	On March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has 6 tanks, 4 of which are for processing and 2 are for dispatch of treated crude oil, concentrates the production of 10 fields in the Malargue area, which constitutes a daily production of approximately 9,200 barrels of oil and represents 3.8% of the oil production of YPF. As of the date of these financial statements, the fire has been completely extinguished and maintenance works have commenced to reinitiate operations of the surrounding facilities, which had been preventatively shut down due to the risk of being affected, and to work on reestablishing production. The technical personnel of the Company are currently defining the plan for the total resumption of activities in the coming days. In addition the Company is in the process of gathering the necessary information to make a claim under our existing insurance coverage.

As of the date of the issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of December 31, 2013, which were not already considered in such consolidated financial statements according to IFRS.

The consolidated financial statements as of December 31, 2013, presented for regulatory purposes before the CNV, have been approved by the Board of Directors’ meeting and authorized to be issued on March 7, 2014, and will be considered by the next annual Shareholders’ meeting. These consolidated financial statements, which comprise those presented before the CNV on March 7, 2014, plus an update of Note 14 – “Subsequent events” and the inclusion of Note 15 – “Supplemental information on oil and gas activities”, have been approved by Management on March 27, 2014.

15. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following information is presented in accordance with ASC No. 932 “Extractive Activities – Oil and Gas”, as amended by ASU 2010 – 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010.

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

Information on net proved reserves as of December 31, 2013, 2012 and 2011 was calculated in accordance with the SEC rules and FASB’s ASC 932 as amended. Accordingly, crude oil prices used to determine reserves were calculated considered the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2013, 2012 and 2011, respectively, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as were enforced by the enacted laws as of each of the corresponding years (until 2016 in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2013, 2012 and 2011, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

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

Technology used in establishing proved reserves additions in 2013

YPF’s estimated proved reserves as of December 31, 2013, are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, surface geological information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2013, 2012 and 2011, by hydrocarbon product.

	2013				2012				2011
Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated entities
At January 1,	590	589	1		584	583	1		531	530	1
Developed	453	453	(	*)	437	436	1		404	403	1
Undeveloped	137	136	(	*)	147	147	—		127	127	—
Revisions of previous estimates (1)	105	105	(	*)	82	81	1		91	90	1
Extensions and discoveries	29	29	—		18	18	—		43	43	—
Improved recovery	11	11	—		6	6	—		19	19	—
Purchase of minerals in place (2)	2	2	—		—	—	—		—	—	—
Sale of minerals in place	(7)	(7)	—		—	—	—		—	—	—
Production for the year (3)	(102)	(102)	(	*)	(100)	(99)	(1)		(100)	(99)	(1)

At December 31(4),	628	627	1		590	589	1		584	583	1

Developed	477	476	1		453	453	(	*)	437	436	1
Undeveloped	151	151	—		137	136	(	*)	147	147	—
Equity-accounted entities
At January 1,	1	1	—		1	1	—		1	1	—
Developed	1	1	—		1	1	—		1	1	—
Undeveloped	—	—	—		—	—	—		—	—	—
Revisions of previous estimates (1)	—	—	—		—	—	—		—	—	—
Extensions and discoveries	—	—	—		—	—	—		—	—	—
Improved recovery	—	—	—		—	—	—		—	—	—
Purchase of minerals in place	—	—	—		—	—	—		—	—	—
Sale of minerals in place (2)	(1)	(1)	—		—	—	—		—	—	—
Production for the year	(*)	(*)	—		—	—	—		—	—	—

At December 31,	—	—	—		1	1	—		1	1	—

Developed	—	—	—		1	1	—		1	1	—
Undeveloped	—	—	—		—	—	—		—	—	—

	2013				2012			2011
Crude oil, condensate and natural gas liquids	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated and Equity-accounted entities
At January 1,
Developed	454	454	(	*)	438	437	1	405	404	1
Undeveloped	137	136	(	*)	147	147	—	127	127	—

Total	591	590	1		585	584	1	532	531	1

At December 31,
Developed (5)	477	476	1		454	454	—	438	437	1
Undeveloped (6)	151	151	—		137	136	—	147	147	—

Total (7)	628	627	1		591	590	1	585	584	1

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Approximately 1 was transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.
(3)	Oil production for the years 2013, 2012 and 2011 includes an estimated approximately 15, 13 and 12 mmbbl, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities’ production of crude oil, condensate and natural gas liquids in respect of royalty payment which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Proved oil reserves of consolidated entities as of December 31, 2013, 2012 and 2011 include an estimated approximately 93, 85 and 76, and, respectively, of crude oil, condensate and natural gas liquids in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(5)	Includes natural gas liquids of 55, 56 and 58 as of December 31, 2013, 2012 and 2011, respectively.
(6)	Includes natural gas liquids of 21, 13 and 14 as of December 31, 2013, 2012 and 2011, respectively.
(7)	Includes natural gas liquids of 76, 70 and 74 as of December 31, 2013, 2012 and 2011, respectively.

	2013			2012				2011
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated entities
At January 1,	2,186	2,183	3	2,362	2,360	2		2,533	2,531	2
Developed	1,810	1,807	3	1,760	1,758	2		1,948	1,946	2
Undeveloped	376	376	—	602	602	(	*)	585	585	—
Revisions of previous estimates (1)	565	564	1	220	219	1		166	165	1
Extensions and discoveries	179	179	—	31	31	—		104	104	—
Improved recovery	2	2	—	4	4	—		—	—	—
Purchase of minerals in place (2)	73	73	—	—	—	—		—	—	—
Sale of minerals in place	(10)	(10)	—	—	—	—		—	—	—
Production for the year (3)	(437)	(436)	(1)	(432)	(431)	(1)		(441)	(440)	(1)

At December 31,	2,558	2,555	3	2,186	2,183	3		2,362	2,360	2

Developed	1,938	1,935	3	1,810	1,807	3		1,760	1,758	2
Undeveloped	620	620	—	376	376	—		602	602	(	*)
Equity-accounted entities
At January 1,	36	36	—	38	38	—		48	48	—
Developed	36	36	—	38	38	—		48	48	—
Undeveloped	—	—	—	—	—	—		—	—	—
Revisions of previous estimates (1)	—	—	—	8	8	—		1	1	—
Extensions and discoveries	—	—	—	—	—	—		—	—	—
Improved recovery	—	—	—	—	—	—		—	—	—
Purchase of minerals in place	—	—	—	—	—	—		—	—	—
Sale of minerals in place (2)	(31)	(31)	—	—	—	—		—	—	—
Production for the year (3)	(5)	(5)	—	(10)	(10)	—		(12)	(12)	—

At December 31,	—	—	—	36	36	—		38	38	—

Developed	—	—	—	36	36	—		38	38	—
Undeveloped	—	—	—	—	—	—		—	—	—

	2013			2012			2011
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated and Equity-accounted entities
At January 1,
Developed	1,846	1,844	2	1,797	1,795	2	1,996	1,994	2
Undeveloped	376	376	—	602	602	—	585	585	—

Total	2,222	2,220	2	2,399	2,397	2	2,581	2,579	2

At December 31,
Developed	1,938	1,935	3	1,846	1,844	2	1,797	1,795	2
Undeveloped	620	620	—	376	376	—	602	602	—

Total (4)	2,558	2,555	3	2,222	2,220	2	2,399	2,397	2

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)	Approximately 31 were transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.
(3)	Natural gas production for the years 2013, 2012 and 2011 includes an estimated approximately 47, 48 and 48 bcf, respectively, of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(4)	Proved natural gas reserves of consolidated entities as of December 31, 2013, 2012 and 2011 include an estimated approximately 285, 252 and 254, respectively, of natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.

	2013				2012			2011
Oil equivalent (1)	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil-equivalent)
Consolidated entities
At January 1,	979	978	1		1,005	1,004	1	982	981	1
Developed	776	775	1		751	750	1	751	750	1
Undeveloped	203	203	—		254	254	—	231	231	—
Revisions of previous estimates (2)	206	205	1		121	120	1	121	120	1
Extensions and discoveries	61	61	—		24	24	—	62	62	—
Improved recovery	11	11	—		7	7	—	18	18	—
Purchase of minerals in place (3)	15	15	—		—	—	—	—	—	—
Sale of minerals in place	(9)	(9)	—		—	—	—	—	—	—
Production for the year (4)	(180)	(179)	(	*)	(178)	(177)	(1)	(178)	(177)	(1)

At December 31, (5)	1,083	1,082	1		979	978	1	1,005	1,004	1

Developed	822	821	1		776	775	1	751	750	1
Undeveloped	261	261	—		203	203	—	254	254	—
Equity-accounted entities
At January 1,	8	8	—		8	8	—	10	10	—
Developed	8	8	—		8	8	—	10	10	—
Undeveloped	—	—	—		—	—	—	—	—	—
Revisions of previous estimates (2)	—	—	—		2	2	—	1	1	—
Extensions and discoveries	—	—	—		—	—	—	—	—	—
Improved recovery	—	—	—		—	—	—	—	—	—
Purchase of minerals in place	—	—	—		—	—	—	—	—	—
Sale of minerals in place (3)	(7)	(7)	—		—	—	—	—	—	—
Production for the year (4)	(1)	(1)	—		(2)	(2)	—	(3)	(3)	—

At December 31, (5)	—	—	—		8	8	—	8	8	—

Developed	—	—	—		8	8	—	8	8	—
Undeveloped	—	—	—		—	—	—	—	—	—

	2013			2012			2011
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil-equivalent)
Consolidated and Equity-accounted entities
At January 1,
Developed	783	782	1	759	758	1	761	760	1
Undeveloped	203	203	—	254	254	—	231	231	—

Total	987	986	1	1,013	1,012	1	992	991	1

At December 31,
Developed	822	821	1	783	782	1	759	758	1
Undeveloped	261	261	—	203	203	—	254	254	—

Total (5)	1,083	1,082	1	987	986	1	1,013	1,012	1

*	Not material (less than 1)
(1)	Volumes of natural gas have been converted to barrels of oil-equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)	Approximately 6.5 were transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.
(4)	Barrel of oil-equivalent production of consolidated entities for the years 2013, 2012 and 2011 includes an estimated approximately 23, 22 and 21, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(5)	Proved oil-equivalent reserves of consolidated entities as of December 31, 2013, 2012 and 2011 include an estimated approximately 144, 130 and 121, respectively, of oil and natural gas in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Oil and natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

The paragraphs below explain in further detail the most significant changes in our reserves during 2013.

Changes in our estimated proved reserves during 2013

a) Revisions of previous estimates

During 2013, the Company’s proved reserves were revised upwards by 106 million barrels (“mmbbl”) of crude oil, condensate, and natural gas liquids, and 564 billion cubic feet (“bcf”) of natural gas.

The main revisions to proved reserves have been due to the following:

•	The term of concession contracts was extended for several operated and non-operated fields located in Chubut Province. Because of this, approximately 43 mmbbl of oil proved reserves and 15 bcf of proved gas reserves were added in the Manantiales Behr, El Trebol, Escalante, Zona Central—Bella Vista, Cañadón Perdido, El Tordillo, La Tapera and Sarmiento fields.

•	In the Magallanes field, approximately 36 mmboe (9 mmbbl of oil and 150 bcf of gas) of proved developed reserves were added as a result of better than expected production and revised expected production until the expiration of the concession contract.

•	A total of 8 mmbbl of liquids and 84 bcf of gas proved developed reserves were added in Loma La Lata Central, in the southern part of Loma La Lata field, mainly because of new projects, revision of existing projects, and a higher than forecasted production performance.

•	In the Golfo San Jorge Basin, Los Perales and Seco León fields, 12 mmboe of proved developed reserves (10.6 mmbbl of oil and 8.2 bcf of gas) were added because of an improved production performance.

•	A total of 9 mmbbl of liquids and 122 bcf of gas proved reserves were added in the El Porton, Chihuido de la Salina, Chihuido de la Salina Sur and Filo Morado fields in relation with production response, workovers activity and project revision in accordance with updated field response.

•	In the Rincón del Mangrullo field approximately 6 mmbbl of liquids proved reserves, and 74 bcf of mainly proved undeveloped gas reserves were added because of additional drilling activity planned for 2014.

•	The Chihuido de la Sierra Negra field added approximately 7 mmbbl of oil and 3 bcf of gas proved developed reserves due to better than expected production performance.

•	Production rates did not behave as expected in the Aguada Pichana, Puesto Hernández, Aguada Toledo - Sierra Barrosa and Barrancas fields. Proved developed reserves were reduced 8.8 mmboe based on this new information.

•	New wells drilled during 2013 in several operated areas did not perform as expected. Because of this, proved reserves were reduced in 6 mmbbl of liquids and 4 bcf of gas mainly in the Barranca Baya, Loma La Lata Norte, Loma Campana, Cerro Fortunoso, and Vizcacheras fields.

b) Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 61 mmboe of proved reserves (179 bcf of natural gas and 29 mmbbl of oil).

•	A total of approximately 27.5 mmboe of proved reserves were added as a result of wells drilled and scheduled to be drilled during 2014 in the Aguada Toledo - Sierra Barrosa Field. The main contributions came from the Lajas Tight Gas formation (15.9 mmboe), and the Lotena formation (7.9 mmboe).

•	Unconventional proved developed oil reserves for a total of 10.6 mmboe were added as a consequence of 57 new wells drilled in unproved reserves and resources areas of the Loma La Lata Norte, Loma La Lata fields in the Vaca Muerta Formation.

•	In the Loma Campana Field, unconventional proved developed oil reserves for a total of 4.0 mmboe were added related to 22 new wells drilled in unproved reserves and resources areas.

•	In the Golfo San Jorge Basin, extensions drilled in the Seco León Field (25 new wells) allowed the addition of approximately 2.8 mmboe of mainly oil proved reserves.

•	Also in the Golfo San Jorge Basin, 37 new extension wells drilled in the Barranca Baya Field added 2.6 mmboe of mainly oil reserves.

c) Improved recovery

A total of approximately 11.5 mmboe of proved oil reserves have been added due to positive production response, new production and injection wells, and from workovers, performed as part of the improved recovery projects, including:

•	In the Neuquina Basin, Aguada Toledo - Sierra Barrosa field approximately 6.3 mmboe of oil reserves were added as a result of new scheduled Secondary Recovery projects, extension projects, and new wells drilled in the area.

•	In the San Jorge Basin, Manantiales Behr and El Trebol Fields 3.4 mmboe of Secondary Recovery Reserves were added as a result of recovery factor improvements based on new drilling and project optimization.

•	In the Neuquina Basin in Cerro Fortunoso Field, proved undeveloped reserves were reduced by approximately 3.7 mmboe because of observed changes in the behaviour of a secondary recovery pilot project.

d) Sales and acquisitions

•	The acquisition of a 23% working interest in the Aguarague and San Antonio Sur Fields of the Noroeste Basin resulted in the addition of approximately 8.9 mmboe of proved reserves. YPF’s working interest in this field is currently 53%.

•	The execution of a contract for a Joint Venture Project for the development and operation of the Loma Campana and Loma La Lata Norte (North of Loma La Lata) fields resulted in an 8.8 mmboe reduction in proved reserves of Vaca Muerta and Quintuco formations. As part of this agreement, YPF’s working interest in these fields changed from 100% to 50%.

Approximately 6.5 mmboe were transferred to Consolidated Entities as a result of YPF Energía Eléctrica’s working interest in the Ramos Field. These rights were previously owned by Pluspetrol Energy and are thus disclosed under Equity-accounted Entities reserves.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2013, 2012 and 2011:

	2013			2012			2011
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	177,058	1,869	178,927	119,579	1,291	120,870	97,820	1,082	98,902
Support equipment and facilities	7,601	—	7,601	5,437	—	5,437	3,569	—	3,569
Drilling and work in progress	8,998	—	8,998	5,739	—	5,739	3,176	—	3,176
Unproved oil and gas properties	4,577	83	4,660	3,833	78	3,911	2,729	78	2,807

Total capitalized costs	198,234	1,952	200,186	134,588	1,369	135,957	107,294	1,160	108,454
Accumulated depreciation and valuation allowances	(133,558)	(1,676)	(135,234)	(93,316)	(1,142)	(94,458)	(75,312)	(909)	(76,221)

Net capitalized costs	64,676	276	64,952	41,272	227	41,499	31,982	251	32,233

	2013			2012			2011
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	—	—	—	278	—	278	274	—	274
Support equipment and facilities	—	—	—	—	—	—	—	—	—
Drilling and work in progress	—	—	—	—	—	—	—	—	—
Unproved oil and gas properties	—	—	—	—	—	—	—	—	—

Total capitalized costs	—	—	—	278	—	278	274	—	274
Accumulated depreciation and valuation allowances	—	—	—	(212)	—	(212)	(193)	—	(193)

Net capitalized costs	—	—	—	66	—	66	81	—	81

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2013, 2012 and 2011:

	2013			2012			2011
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Acquisition of unproved properties	—	—	—	—	—	—	179	—	179
Acquisition of proved properties	78	—	78	—	—	—	—	—	—
Exploration costs	1,626	57	1,683	1,644	237	1,881	1,508	159	1,667
Development costs	26,160	15	26,175	9,073	106	9,179	7,942	7	7,949

Total costs incurred	27,864	72	27,936	10,717	343	11,060	9,629	166	9,795

	2013			2012			2011
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Exploration costs	—	—	—	—	—	—	—	—	—
Development costs	—	—	—	3	—	3	18	—	18

Total costs incurred	—	—	—	3	—	3	18	—	18

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 12, “Consolidated Business Segment Information”, for the exploration and production business unit, relate to additional operations that do not arise from those properties held by the Company.

	2013			2012			2011
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	2,751	276	3,027	4,437	243	4,680	2,888	239	3,127
Net intersegment sales	38,908	—	38,908	27,053	—	27,053	20,686	—	20,686

Total net revenues	41,659	276	41,935	31,490	243	31,733	23,574	239	23,813
Production costs	(24,938)	(55)	(24,993)	(18,904)	(54)	(18,958)	(14,186)	(48)	(14,234)
Exploration expenses	(770)	(59)	(829)	(298)	(284)	(582)	(464)	(110)	(574)
Depreciation and expense for valuation allowances	(9,464)	(135)	(9,599)	(6,789)	(105)	(6,894)	(5,619)	(115)	(5,734)
Other	(715)	—	(715)	(475)	—	(475)	(387)	—	(387)

Pre-tax income from producing activities	5,772	27	5,799	5,024	(200)	4,824	2,918	(34)	2,884
Income tax expense	(1,997)	(22)	(2,019)	(1,752)	—	(1,752)	(1,018)	—	(1,018)

Results of oil and gas producing activities	3,775	5	3,780	3,272	(200)	3,072	1,900	(34)	1,866

	2013			2012			2011
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	—	—	—	96	—	96	104	—	104
Net intersegment sales	—	—	—	31	—	31	25	—	25

Total net revenues	—	—	—	127	—	127	129	—	129
Production costs	—	—	—	(56)	—	(56)	(57)	—	(57)
Depreciation and expense for valuation allowances	—	—	—	(27)	—	(27)	(2)	—	(2)

Pre-tax income from producing activities	—	—	—	44	—	44	70	—	70
Income tax expense	—	—	—	(15)	—	(15)	(25)	—	(25)

Results of oil and gas producing activities	—	—	—	29	—	29	45	—	45

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the prices used for reserves estimates as of year-end (the “average price”). Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as were enforced by the enacted laws as of each of the corresponding years (until 2016 in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the underweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2013, 2012 and 2011, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the years ended December 31, 2013, 2012 and 2011 to determine its gas reserves.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 6.52, 4.90 and 4.30 to US$ 1, as of December 31, 2013, 2012 and 2011, respectively.

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

	2013			2012			2011
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	357,749	641	358,390	224,894	305	225,199	173,871	364	174,235
Future production costs	(185,727)	(151)	(185,879)	(118,603)	(102)	(118,705)	(74,604)	(131)	(74,735)
Future development costs	(49,164)	(180)	(49,344)	(27,013)	(1)	(27,014)	(26,071)	(48)	(26,119)
Future income tax expenses	(25,403)	(150)	(25,553)	(14,042)	(65)	(14,107)	(18,476)	(82)	(18,558)
10% annual discount for estimated timing of cash flows	(35,935)	(54)	(35,989)	(24,793)	(18)	(24,811)	(19,090)	(15)	(19,105)

Standardized measure of discounted future net cash flows	61,520	106	61,626	40,443	119	40,562	35,630	88	35,718

	2013			2012			2011
Company’s share in equity method investee’s standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	—	—	—	528	—	528	594	—	594
Future production costs	—	—	—	(172)	—	(172)	(169)	—	(169)
Future income tax expenses	—	—	—	(101)	—	(101)	(144)	—	(144)
10% annual discount for estimated timing of cash flows	—	—	—	(61)	—	(61)	(66)	—	(66)

Standardized measure of discounted future net cash flows	—	—	—	194	—	194	215	—	215

(1)	For the years ended December 31, 2013, 2012 and 2011, future cash inflows are stated net of the effect of withholdings on exports until 2016 in accordance with Law No. 26,732.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2013, 2012 and 2011:

	2013			2012		2011
	Consolidated	Company’s share in equity method investees		Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees
Beginning of year	40,562	194		35,718	215	44,029	194
Sales and transfers, net of production costs	(20,402)	—		(14,932)	(120)	(13,397)	(99)
Net change in sales and transfer prices, net of future production costs	3,174	—		(6,206)	(32)	(24,583)	2
Changes in reserves and production rates (timing)	21,996	—		7,378	14	10,771	84
Net changes for extensions, discoveries and improved recovery	6,963	—		3,967	—	8,491	—
Changes in estimated future development and abandonment costs	(11,012)	—		(94)	9	(8,714)	(5)
Development costs incurred during the year that reduced future development costs	7,544	—		4,821	3	3,487	4
Accretion of discount	4,592	—		3,419	17	4,112	15
Net change in income taxes	(5,284)	—		1,583	58	7,897	5
Others	13,493	(194	)(1)	4,908	30	3,625	15

End of year	61,626	—		40,562	194	35,718	215

(1)	Approximately 194 were transferred to Consolidated Entities as a result of YPF Energía Eléctrica’s working interest on Ramos Field. These discounted future net cash flows were previously owned by former Pluspetrol Energy and thus disclosed under Company’s share in equity method investees.

Exhibit I

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

CONSOLIDATED COMPANIES, JOINT VENTURES AND AFFILIATED

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

a) Consolidated companies(12)

	2013
					Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital Stock		Income (Loss)	Equity	Holding in Capital Stock
Controlled companies:
YPF International S.A. (8)	Common		Bs. 100	2,512,290	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-13	236		3	531	99.99%
YPF Holdings Inc. (8)	Common	US$	0.01	810,614	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	12-31-13	5,269		(250)	(1,238)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-13	163		206	404	99.99%
A-Evangelista S.A.	Common		$1	8,683,698	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-13	9		43	104	100.00%
YPF Servicios Petroleros S.A.	Common		$1	47,500	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-11	—	(10)	30	39	100.00%
YPF Inversora Enérgetica S.A. (9)	Common		$1	59,955,411	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-13	60		(120)	118	99.99%
YPF Energía Eléctrica S.A. (13)	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	12-31-13	30		121	364	100.00%
YPF Chile S.A. (14)	Common		—	44,830,700	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322, Módulo B1, Quilicura, Santiago	12-31-13	262		(3)	303	100.00%
YPF Tecnología S.A.	Common		$1	194,100,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services.	Macacha Güemes 515, Buenos Aires, Argentina	12-31-13	194		11	205	51.00%

b) Companies valued using the equity method

	2013
							Information of the issuer
	Description of the Securities								Las Financial Statements Available						2012		2011
Name and Issuer	Class	Face Value	Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(8)	Common	$1	244,246,140	408		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-13	203	(109)	445	38.00%		199		405
Profertil S.A.(8)	Common	$1	391,291,320	1,088		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	12-31-13	783	660	1,358	50.00%		818		761
Refinería del Norte S.A.	Common	$1	45,803,655	413		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-13	92	56	669	50.00%		294		254

				1,909		—									1,311		1,420

Affiliated Companies:
Oleoductos del Valle S.A.	Common	$10	4,072,749	70	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	12-31-13	110	4	205	37.00%		67	(1)	75	(1)
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	55		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	12-31-13	14	(2)	173	33.15%		58		47
Oiltanking Ebytem S.A.(8)	Common	$10	351,167	58		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12-31-13	12	30	83	30.00%		44		43
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	16		—	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	12-31-13	156	102	192	10.00%		6		4
Central Dock Sud S.A.	Common	$0.01	2,822,342,992	—	(7)	46	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	03-31-13	356	(59)	32	9.99	%(5)	—	(7)	4
Inversora Dock Sud S.A.	Common	$1	103,501,823	—	(7)	193	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	03-31-13	241	(35)	148	42.86%		71		101
Pluspetrol Energy S.A.(11)	—	—	—	—		—	—	—	—	—	—	—	—		344		309
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	27,018,720	15		—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	09-30-13	34	7	44	36.00%		12		13
Other companies:
Others(4)	—	—	—	13		49	—	—	—	—	—	—	—		13		54	(15)

				227		288									615		650

				2,136		288									1,926		2,070

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Holding in negative shareholders’ equity as of December 31, 2013, 2012 and 2011 was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	The U.S. dollar has been defined as the functional currency of this company.
(9)	During the current year, YPF Inversora Energética S.A., took control of GASA. As of 31 December 2013, the Company owns directly and indirectly 100% of the capital stock of GASA, which owns 70% of the capital stock of MetroGAS (see Note 13).
(10)	No value is disclosed as the carrying value is less than 1.
(11)	The Company has been spun-off (see Note 13).
(12)	Additionally, YPF Services USA Corp. Eleran Inversiones 2011 S.A.U, Energía Andina S.A., Compañía Minera Argentina S.A., YPF Perú SAC., YPF Brasil Comercio Derivado de Petróleo Ltd., Wokler Investment S.A. and YPF Colombia S.A. have been consolidated.
(13)	Company created as a consequence of the spun-off of Pluspetrol Energy S.A. (see note 13).
(14)	The peso chileno has been defined as functional currency for this company.
(15)	Includes 41 corresponding to GASA, which was disclosed as a company under significant influence before the business combination detailed in Note 13.

Exhibit II

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

INTEREST IN JOINT OPERATIONS AND OTHER AGREEMENTS

As of December 31, 2013, the main exploration and production joint operations and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator
Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.
Consorcio CNQ 7/A La Pampa and Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.
Llancanelo Mendoza	51.00%	YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%	Pluspetrol S.A.
Puesto Hernández Neuquén and Mendoza	61.55%	Petrobras Energía S.A.
Ramos Salta	42.00%	Pluspetrol Energy S.A.
San Roque Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%	YPF S.A.
Zampal Oeste Mendoza	70.00%	YPF S.A.
Neptune USA	15.00%	BHPB Pet (Deepwater) Inc.

Exhibit III

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

BALANCE SHEET AS OF DECEMBER 31, 2013 AND COMPARATIVE INFORMATION

MONETARY ASSETS AND LIABILITIES DENOMINATED IN CURRENCIES OTHER THAN ARGENTINE PESOS

INFORMATION REQUIRED BY ARTICLE 63 OF LAW No. 19,550

(amount expressed in million)

Account	Foreign currency and amount						Exchange rate in pesos as of 12-31-13		Value in pesos as of 12-31-13
	12-31-2011		12-31-2012		12-31-2013
Noncurrent Assets
Other receivables and advances	US$	88	US$	80	US$	319	6.48	(1)	2,067
	UYU	—	UYU	26	UYU	—	—	(1)	—
	BRL	—	BRL	—	BRL	4	2.77	(1)	11

Total noncurrent assets									2,078

Current Assets
Trade receivables	US$	519	US$	176	US$	263	6.48	(1)	1,704
	UYU	132	UYU	2	UYU	—	—	(1)	—
	CLP	—	CLP	5,839	CLP	8,688	0.01	(1)	87
	BRL	—	BRL	—	BRL	21	2.77	(1)	58
Other receivables and advances	US$	200	US$	113	US$	502	6.48	(1)	3,253
		€2	€	3		€3	8.96	(1)	27
	UYU	225	UYU	105	UYU	34	0.31	(1)	11
	BOP	16	BOP	6	BOP	—	—	(1)	—
	CLP	—	CLP	—	CLP	1,087	0.01	(1)	11
Cash and equivalents	US$	166	US$	98	US$	649	6.48	(1)	4,205
	BOP	23	BOP	33	BOP	—	—	(1)	—
	CLP	—	CLP	997	CLP	189	0.01	(1)	2
	UYU	—	UYU	50	UYU	6	0.31	(1)	2
	BRL	—	BRL	—	BRL	4	2.77	(1)	11

Total current assets									9,371

Total assets									11,449

Noncurrent Liabilities
Provisions	US$	1,169	US$	1,233	US$	2,095	6.52	(2)	13,660
Other taxes payables	US$	—	US$	—	US$	16	6.52	(2)	104
Salaries and social security	US$	3	US$	3	US$	1	6.52	(2)	7
Loans	US$	1,038	US$	1,087	US$	1,980	6.52	(2)	12,910
Accounts payable	US$	14	US$	5	US$	60	6.52	(2)	391
	UYU	—	UYU	—	UYU	8	0.35	(2)	3

Total noncurrent liabilities									27,075

Current Liabilities
Provisions	US$	102	US$	58	US$	123	6.52	(2)	802
Loans	US$	1,312	US$	736	US$	985	6.52	(2)	6,422
	BRL	—	BRL	—	BRL	13	2.79	(2)	36
Salaries and social security	US$	—	US$	1	US$	2	6.52	(2)	13
	UYU	—	UYU	9	UYU	10	0.35	(2)	4
	BRL	—	BRL	—	BRL	2	2.79	(2)	6
Accounts payable	US$	1,372	US$	1,479	US$	1,776	6.52	(2)	11,580
		€49	€	48		€186	9.00	(2)	1,674
	UYU	111	UYU	74	UYU	27	0.35	(2)	9
	BOP	—	BOP	53	BOP	23	0.96	(2)	22
	CLP	—	CLP	4,994	CLP	6,629	0.01	(2)	66
	BRL	—	BRL	—	BRL	6	2.79	(2)	17

Total current liabilities									20,651

Total liabilities									47,726

(1)	Buying exchange rate.
(2)	Selling exchange rate.