Form 20-F
period 2014-12-31
YPF SOCIEDAD ANONIMA
filed 2015-03-30
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number: 1-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Diego M. Pando

Tel: (011-54-11) 5441-3500

Facsimile Number: (011-54-11) 5441-3726

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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2014 was:

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

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated balance sheets as of December 31, 2014, 2013 and 2012, YPF’s audited consolidated statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2014, 2013 and 2012, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2014, 2013 and 2012 and the related notes thereto.

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

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the Company’s ability to satisfy our long-term sales commitments from future supplies available to the Company, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the domestic and international prices for crude oil, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain the Company’s concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

“crude oil”: Crude oil with respect to YPF’s production and reserves includes condensate.

“field”: One or more reservoirs grouped by or related to the same general geologic structural feature or stratigraphic condition.

“formation”: The fundamental unit of lithostratigraphy. A body of rock that is sufficiently distinctive and continuous that it can be mapped.

“gas”: Natural gas.

“hydrocarbons”: Crude oil, natural gas liquids and natural gas.

“surface conditions”: Represents the pressure and temperature conditions at which volumes of oil, gas, condensate and natural gas liquids are measured for reporting purposes. It is also referred to as standard conditions. For YPF these conditions are 14.7 psi for pressure and 60 degrees Fahrenheit for temperature. All volume units expressed in this report are at surface conditions.

Abbreviations:

“bbl”	Barrels.
“bbl/d”	Barrels per day.
“bcf”	Billion cubic feet.
“bcf/d”	Billion cubic feet per day.
“bcm”	Billion cubic meters.
“bcm/d”	Billion cubic meters per day.

“boe”	Barrels of oil equivalent.
“boe/d”	Barrels of oil equivalent per day.
“cm”	Cubic meter.
“cm/d”	Cubic meters per day.
“dam 3”	Dekameters cubic (thousand cubic meters).
“GWh”	Gigawatt hours.
“HP”	Horsepower.
“km”	Kilometers.
“km2”	Square kilometers.
“liquids”	Crude oil, condensate and natural gas liquids.
“LNG”	Liquefied natural gas.
“LPG”	Liquefied petroleum gas.
“m”	Thousand.
“mbbl”	Thousand barrels.
“mbbl/d”	Thousand barrels per day.
“mcf”	Thousand cubic feet.
“mcf/d”	Thousand cubic feet per day.
“mcm”	Thousand cubic meters.
“mcm/d”	Thousand cubic meters per day.
“mboe”	Thousand barrels of oil equivalent.
“mboe/d”	Thousand barrels of oil equivalent per day.
“mm”	Million.
“mmbbl”	Million barrels.
“mmbbl/d”	Million barrels per day.
“mmboe”	Million barrels of oil equivalent.
“mmboe/d”	Million barrels of oil equivalent per day.
“mmBtu”	Million British thermal units.
“mmcf”	Million cubic feet.
“mmcf/d”	Million cubic feet per day.
“mmcm”	Million cubic meters.
“mmcm/d”	Million cubic meters per day.
“mtn”	Thousand tons.
“MW”	Megawatts.
“NGL”	Natural gas liquids.
“psi”	Pound per square inch.
“WTI”	West Texas Intermediate.

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

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

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2014 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or “Central Bank”) on December 31, 2014 of Ps. 8.55 to U.S.$ 1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on March 20, 2015 was Ps. 8.80 to U.S.$ 1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

The financial data contained in this annual report as of and for the years ended December 31, 2014, 2013 and 2012 has been derived from our Audited Consolidated Financial Statements included in this annual report. See Note 15 to the Audited Consolidated Financial Statements. The financial data contained in this annual report as of December 31, 2011 and for the year ended December 31, 2011 have been derived from our Audited Consolidated Financial Statements as of December 31, 2011 not included in this annual report.

	As of and for the year ended December 31,
	2014	2013	2012	2011
	(in millions of pesos, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data(1) :
Revenues(2)	141,942	90,113	67,174	56,211
Gross profit	37,450	22,019	16,907	15,068
Administrative expenses	(4,530)	(2,686)	(2,232)	(1,822)
Selling expenses	(10,114)	(7,571)	(5,662)	(5,438)
Exploration expenses	(2,034)	(829)	(582)	(574)
Other (expense) income, net	(1,030)	227	(528)	(46)
Operating income	19,742	11,160	7,903	7,188
Income on long-term investments	558	353	114	685
Interest expense	(7,336)	(3,833)	(1,557)	(1,045)
Other financial income (expense), net	9,108	6,668	2,105	758
Income from sale of long-term investments	—	—	—	—
Reversal (impairment) of other current assets	—	—	—	—
Income before income tax	22,072	14,348	8,565	7,586
Income tax	(7,323)	(2,844)	(2,720)	(2,495)
Deferred tax	(5,900)	(6,425)	(1,943)	(646)
Net income	8,849	5,079	3,902	4,445
Total other Comprehensive income	16,276	12,031	4,241	1,852
Total comprehensive income	25,125	17,110	8,143	6,297
Earnings per share and per ADS(4)	22.95	13.05	9.92	11.30
Dividends per share and per ADS(4) (in pesos)	1.18	0.83	0.77	14.15
Dividends per share and per ADS(4)(5) (in U.S. dollars)	0.14	0.13	0.16	3.39
Consolidated Balance Sheet Data
Cash	9,758	10,713	4,747	1,112
Working capital(3)	(11,266)	1,706	(2,582)	(7,750)
Total assets	208,554	135,595	79,949	60,990
Total debt(6)	49,305	31,890	17,104	12,198
Shareholders’ equity(7)	72,781	48,240	31,260	23,420
Other Consolidated Financial Data
Fixed assets depreciation and intangible assets amortization	20,405	11,433	8,281	6,499
Cash used in fixed asset acquisitions and intangible assets	50,213	27,639	16,403	12,156

(1)	The consolidated financial statements reflect the effect of the application of the functional and reporting currency. See Note 1.b.1) to the Audited Consolidated Financial Statements.
(2)	Revenues are net of payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in taxes, charges and contributions, as indicated in Note 2.k) to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.16) to the Audited Consolidated Financial Statements.
(3)	Working capital consists of total current assets minus total current liabilities as of December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011.
(4)	Information has been calculated based on outstanding share capital of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment.
(6)	Total loans includes non current loans of Ps. 36,030 million, Ps. 23,076 million, Ps. 12,100 million and Ps. 4,435 million as of December 31, 2014, 2013,2012 and 2011, respectively, and current loans of Ps. 13,275 million, Ps. 8,814 million, Ps. 5,004 million and Ps. 7,763 million as of December 31, 2014, 2013, 2012 and 2011, respectively. See “Financial Risk Management—Liquidity Risk” in Note 1.d) to the Audited Consolidated Financial Statements.
(7)	Our subscribed capital as of December 31, 2014 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps. 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. See “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors and Supervisory Committee,” “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 1.b.10.iii) to the Audited Consolidated Financial Statements in relation to shares purchased by YPF and assigned as a result of our employee compensation plans.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law (Law No. 25,561, or the “Public Emergency Law”), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2015 by Law 26,896, grants the National Executive Office the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis. Notwithstanding the annual rate of devaluation being approximately 31.1% considering the period-end exchange rates for U.S. dollars as of December 31, 2014 and 2013, the Argentine peso was subject to a devaluation of approximately 23% during January 2014. See “—Risk Factors—Risks Relating to Argentina—Our business is highly dependent upon economic conditions in Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2010	3.79	3.99	3.92	(1)	3.98
2011	3.97	4.30	4.15	(1)	4.30
2012	4.30	4.92	4.58	(1)	4.92
2013	4.92	6.52	5.54	(1)	6.52
2014	6.54	8.56	8.23	(1)	8.55
Month
September 2014	8.40	8.46	8.42	(1)	8.46
October 2014	8.45	8.50	8.48	(1)	8.50
November 2014	8.51	8.53	8.51	(1)	8.53
December 2014	8.53	8.56	8.55	(1)	8.55
January 2015	8.55	8.64	8.60	(1)	8.64
February 2015	8.65	8.73	8.69	(1)	8.72
March 2015(2)	8.73	8.80	8.77	(1)	8.80

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through March 20, 2015.

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

Risk Factors

The risks and uncertainties described below are those known by us at the date of this report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations.

Risks Relating to Argentina

The Argentine federal government will control the Company according to domestic energy policies in accordance with Law No. 26,741 (the “Expropriation Law”).

The Argentine federal government controls the Company, and consequently, the federal government is able to determine substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors, and is able to direct our operations. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. In addition should Argentina be unable to meet its energy requirements, such occurrence could have a material adverse impact on the Argentine economy and negatively impact our results of operations. We cannot assure you that the decisions taken by our controlling shareholders for the purpose of achieving the targets set forth in the Expropriation Law would not differ from your interests as a shareholder.

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

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, Argentina’s gross domestic product, or GDP, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, but recovered in 2010 and 2011, growing at an annual real rate of approximately 9%, according to preliminary official data. In 2012, the Argentine economy experienced a slowdown with GDP increasing at a rate of 1.9% on an annualized basis compared to the preceding year according to the methodology of calculation prevailing until March 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 2.9%. As of the date of this annual report, the provisional figures of the Argentina’s estimated GDP for 2014 published by the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”) is 0.5%. No assurances can be given that the rate of growth experienced over past years will be achieved in subsequent years or that the economy will not contract. If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial condition and results of operations. In addition, Argentina has confronted inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5% 10.8% and 10.9%, respectively; the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7%, 13.1% and 14.7%, respectively. In 2014, the INDEC established a new consumer price index (“IPCNU”) which more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCNU for 2014 was 23.9% and the wholesale price index was 28.3%. In addition, the IPCNU for January 2015 and February 2015 was 1.1% and 0.9% respectively. However, certain private sector analysts usually quoted by the government opposition, based on methodologies being questioned by the Argentine government on the basis of the lack of technical support, believe that actual inflation is significantly higher than that reflected by INDEC. Increased rates of inflation in Argentina could increase our cost of operation, and may negatively impact our results of operations and financial condition. There can be no assurance that inflation rates will not be higher in the future.

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

The Argentine economy is also particularly sensitive to local political developments. Argentina’s national election for president and vice-president will take place in October 2015, and other relevant local and federal elections will also take place in 2015. We cannot guarantee that current programs and policies that apply to the oil and gas sector will continue in place in the future. See “—Limitations on local pricing in Argentina may adversely affect our results of operations” and “—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business”.

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

Furthermore, in 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 70% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, over 91% of the country’s bond indebtedness on which Argentina defaulted in 2002 has now been restructured.

Certain bondholders did not participate in the restructuring and instead sued Argentina for payment (“Holdout Bondholders”) in a litigation to which YPF is not a party. In late October 2012, the United States Court of Appeals for the Second Circuit rejected an appeal by Argentina concerning payments allegedly due on bonds that had not been the subject of the swaps in 2005 and 2010. On November 21, 2012, the United States District Court for the Southern District of New York ordered Argentina to make a deposit of U.S.$1.33 billion for payment to the Holdout Bondholders. Argentina appealed the District Court’s November 21 order to the Second Circuit Court of Appeals, which granted Argentina’s request for a stay of the order. On March 19, 2013, Argentina submitted to the Second Circuit a proposed payment plan for Holdout Bondholders. That proposal was rejected by the plaintiff Holdout Bondholders on April 19, 2013. On August 30, 2013, the Second Circuit Court of Appeals affirmed the District Court’s November 21, 2012 order, but stayed its decision pending an appeal to the Supreme Court of the United States.

On September 3, 2013, the District Court granted plaintiff Holdout Bondholders’ requests for discovery from Argentina and certain financial institutions concerning, among other things, Argentina’s assets and the relationship between Argentina and YPF. In January of 2014, the U.S. Supreme Court agreed to hear the appeal filed by Argentina regarding the extent of discovery permitted concerning its assets, but eventually ruled on June 16, 2014 that the District Court had the authority to allow creditors of Argentine debt to seek discovery about all of Argentina’s assets worldwide.

Additionally, also on June 16, 2014, the U.S. Supreme Court denied Argentina’s appeal for certiorari of the Second Circuit Court of Appeals’ ruling affirming the District Court judgment, which held that Argentina had violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt swaps in 2005 and 2010, and as a consequence was required pursuant to the judge’s ruling to pay 100% of the amounts due to the plaintiffs together with the payment of the amounts due on the next maturity date to bondholders who had participated in the debt swaps (ratable payment). With the appeals of the District Court’s order exhausted, the Second Circuit Court of Appeals on June 18, 2014 lifted its stay of that order. On June 23, 2014, Argentina requested that Judge Griesa of the District Court issue a new stay to allow for a reasonable period of negotiations to settle the dispute with the plaintiffs.

On June 26, 2014, Argentina proceeded to deposit the amount applicable to the payment of service of principal and interest that matured on June 30, 2014 due to holders of restructured bonds under foreign law who had voluntarily agreed to the debt swaps during the period 2005-2010, which was equivalent to U.S.$832 million, of which U.S.$539 million was deposited in accounts of The Bank of New York Mellon (“BONY”), as trustee, in the Central Bank of Argentina. On that same date, Judge Griesa rejected the request for a stay made by Argentina on June 23, 2014.

On June 27, 2014, in a hearing in the District Court, Judge Griesa ruled that the aforementioned funds should not be delivered to the holders of restructured debt in the absence of a prior agreement with the Holdout Bondholders. As of the date of this annual report, the parties have not arrived at an agreement and BONY has invoked the decision of the District Court judge to not deliver the funds deposited by Argentina to the holders of restructured bonds under foreign law. Argentina has asserted that it has complied with its obligation to the holders of the restructured bonds by making said deposit, and that BONY, as indenture trustee, has the obligation to deliver those funds to their beneficiaries.

On September 11, 2014, Argentina promulgated Law No. 26,984 concerning sovereign payment, which provides for various mechanisms to pay 100% of the outstanding creditors under the terms of the 2005 and 2010 debt swaps, authorizing for that purpose, among other things, the Minister of Economy and Public Finance to replace BONY as the indenture trustee with Nación Fideicomisos S.A. and to provide for a voluntary exchange of the outstanding bonds for new bonds that would have identical financial terms but be governed by Argentine law and subject to Argentine jurisdiction.

On September 29, 2014, the District Court judge declared Argentina in contempt of court but did not impose sanctions on the country. On October 3, 2014, the District Court judge ordered Argentina to repair its relations with BONY, remove Nación Fideicomisos as indenture trustee for the restructured debt and resolve the situation with the Holdout Bondholder plaintiffs.

On October 22, 2014, the Second Circuit Court of Appeals dismissed for lack of jurisdiction Argentina’s appeal with respect to the freezing of the funds deposited with BONY.

On October 28, 2014, the District Court judge rejected a motion to attach the funds deposited by Argentina and frozen at BONY.

At the request of Citibank, as trustee, the District Court judge has authorized the payment of U.S. dollar-denominated bonds under Argentine law to the extent that payments have become due, deferring a definitive decision on this question. At the request of Citibank, as agent, the District Court judge has authorized on an extraordinary basis on three occasions the payment of interest on U.S. dollar-denominated bonds under Argentine Law to the extent that payments became due, deferring a definitive decision on this question. However, the District Court judge, on March 12, 2015, entered an order in which he finally determined that the Argentine Law Bonds constitute external indebtedness, rank equally (pari passu) with the bonds issued under the 1994 FAA, and, therefore, are covered by the amended injunction dated November 21, 2012.

The actions initiated by the Holdout Bondholders against Argentina could result in attachments or preliminary injunctions of assets belonging to, or alleged to belong to, Argentina.

In connection with the Holdout Bondholder litigation, the bondholders had served subpoenas on various financial institutions in New York seeking the production of documents concerning the accounts and transfers of hundreds of entities allegedly owned or controlled, in whole or in part, by the Republic of Argentina, including YPF. At a hearing on September 3, 2013, the District Court judge ruled that this discovery from those institutions can go forward as to, among others, the accounts of YPF, in order for the bondholders to determine if those documents might support an argument that YPF is the alter ego of the Republic of Argentina. Notably, the New York courts previously held that Banco de la Nación Argentina is not an alter ego of Argentina, and a California magistrate judge has recently ruled that bondholders’ factual allegations made in support of asset discovery were insufficient to find YPF to be an alter ego of Argentina. YPF is not a recipient of any such subpoenas and, as such, has no obligation to produce discovery or otherwise participate in discovery.

After the pari passu injunction became effective, litigation continued regarding Argentina’s efforts to make payments to exchange bondholders. These payments have been made, however the chain of payments has been interrupted as a consequence of judicial orders, and various exchange bondholders have sought release of such funds through litigation before the District Court and in various jurisdictions. Additionally Argentina’s Congress has passed the Sovereign Debt Payment Act, No. 26,984 in which it was allowed to remove the Bank of New York Mellon as trustee and appointed Nación Fideicomisos S.A. in its place and authorized to make payments of the sovereign bonds in two accounts in Argentina in order to guarantee that the bondholders receive the payment made. As of the date hereof, litigation initiated by the Holdout Bondholders seeking payments from Argentina continues in the U.S. and in courts in other jurisdictions. The consequences of potentially inconsistent rulings from different courts are unclear. There can be no assurances that the outcome of this continued and potential future litigation, or the efforts of the bondholders to obtain payment from Argentina through other means, such as alter ego theories, will not have a material adverse effect on Argentina’s economy, YPF’s assets, and/or YPF’s ability to access international financing to repay its obligations.

For additional information related to the evolution of the Argentine economy see “Item 5—Operating and Financial Review and Prospects—Macroeconomic Conditions.”

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

In particular, we continue to actively manage our schedule of work, contracting, procurement and supply-chain activities to effectively manage costs. However, price levels for capital and exploratory costs and operating expenses associated with the production of crude oil and natural gas can be subject to external factors beyond our control including, among other things, the general level of inflation, commodity prices and prices charged by the industry’s material and service providers, which can be affected by the volatility of the industry’s own supply and demand for such materials and services. In recent years, we and the oil and gas industry generally experienced an increase in certain costs that exceeded the general trend of inflation. We cannot guarantee that these cost pressures will lessen as result of the decline in prices of crude oil and other commodities in 2014.

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

As a result of the aforementioned export tax increases, we may be and, in certain cases, have already been forced to seek the renegotiation of export contracts that had previously been authorized by the Argentine government. We cannot provide assurances that we will be able to renegotiate such contracts on terms acceptable to us.

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

To address recent declining international crude oil prices, as of December 30, 2014 the Argentine government reduced certain export taxes to the minimum allowed by law, so that exporting producers of certain hydrocarbon products, including crude oil, could also partially compensate for the decrease in the price of such products. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We may be exposed to fluctuations in foreign exchange rates.

Our results of operations are exposed to currency fluctuation and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. The value of the peso has fluctuated significantly in the past, such as in January 2014 when the Argentine peso was subject to devaluation of approximately 23%, and may do so in the future. See “Item 5—Operating and Financial Review and Prospects—Macroeconomic Conditions” for additional information. The main effects of a devaluation of the Argentine Peso on our net income are those related to the accounting of deferred income tax related mainly to fixed assets, which we expect would have a negative effect; current income tax, which we expect would have a positive effect; increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar.

We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect our business.

Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

We are permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and finance working capital. As of December 31, 2014 a significant part of our total debt is sensitive to changes in interest rates. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest rate exposure.” Consequently, variations in interest rates could result in significant changes in the amount required to be expected to cover to debt service obligations and in our interest expense thus affecting our results and financial condition.

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

Moreover, recent regulatory and policy developments in Argentina, including the enactment of the Expropriation Law, as well as the litigation of the Argentine government with Holdout Bondholders have led to considerable volatility in the market price of our shares and ADSs. See “—Our business is largely dependent upon economic conditions in Argentina.” We cannot assure that the perception of risk in Argentina and other emerging markets may not have a material adverse effect on our ability to raise capital and on the trading values of our securities. As a result of the foregoing, we cannot assure you that factors previously mentioned may not affect our financial condition and/or results of operations. See “Item 4. Information on the Company—History and Development of YPF.”

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

The oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•	limitations on our ability to increase local prices or to reflect the effects from higher domestic taxes, increases in production costs, or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations on our domestic prices. See “Limitations on local pricing in Argentina may adversely affect our results of operations;”

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for unconventional oil and gas hydrocarbons which could increase our cost of doing business or cause delays and adversely affect our operations;

•	restrictions on imports of products which could affect our ability to meet our delivery commitments or growth plans, as the case may be; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

The Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. More recently, the Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”, and “—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with Law No. 26,741 (the “Expropriation Law”).” Moreover, we cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.”

Limitations on local pricing in Argentina may adversely affect our results of operations.

Due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have in the past lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. In addition, revenues we obtain as a result of selling natural gas in Argentina (including amounts received through the Natural Gas Additional Injection Stimulus Program; see “Item 5. Operating and Financial Review and Prospects—Market Regulation—Natural gas”) are subject to government regulations and could be negatively affected, principally in case the Natural Gas Additional Injection Stimulus Program is cancelled or not extended past its current expiration date. The prices that we are able to obtain for our hydrocarbon products affect, among others, the viability of investments in new exploration, development and refining, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. For additional information on domestic pricing for our products, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.” On April 10, 2013, Resolution 35/2013 of the Argentine Secretariat of Domestic Commerce determined a price cap for fuel at all service stations for a period of six months (subsequently extended until November 24, 2013 and not extended any longer), which shall not exceed the highest outstanding price as of April 9, 2013 in each of the regions identified in the Annex of the Resolution. We cannot guarantee that we will be able to increase the domestic prices of our products, mainly to reflect the effects of increased production costs, domestic taxes, and exchange rate fluctuations, and limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

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

For the purpose of granting reasonable commercial prices, the Hydrocarbons Commission will determine the criteria that shall govern the operations in the domestic market. The Hydrocarbons Commission has the power to publish reference prices for oil and gas, which will be adjusted to cover the production costs attributable to the activity and to reach a reasonable margin of profit, monitor oil and gas prices charged by private companies and supervise and ensure investment in the oil sector. Each company within the sector must be registered in the National Hydrocarbons Investments Registry (Registro Nacional de Inversiones Hidrocarburíferas) and must submit an annual investment plan for approval by the Hydrocarbons Commission. Non-compliance with this requirement may result in several sanctions, including termination of the authorization to exploit hydrocarbon reserves and operate within the sector. For more information, please see “See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation —Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic—Decree No. 1,277/2012.”

We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.

The Argentine Hydrocarbons Law, Law No. 17,319, allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law No. 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long-term natural gas exports.

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

Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.

We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, local and international market prices for our hydrocarbon products.

The international price of crude oil has fluctuated significantly in the past and may continue to do so the future. In recent months, the international price of a barrel of Brent crude oil fell below U.S.$ 55. This is a decrease of approximately U.S.$ 50 per barrel, representing an approximately 50% decrease from the 2014 average of U.S.$ 98.97 per barrel. While in the past domestic oil prices in Argentina have not reflected increases or decreases in international oil prices, the significant decline discussed above resulted in an approximately U.S.$7 reduction to the domestic price per barrel compared to the price in effect on December 31, 2014. This change stemmed from negotiations between producers and refiners to reduce the domestic price of Medanito and Escalante crude during January 2015 to U.S.$ 77 and U.S.$ 63 per barrel, respectively, and during February 2015 to U.S.$ 76 and U.S.$ 62 per barrel, respectively . If international crude prices remain at current levels or continue to drop for an extended period of time and this is reflected in the domestic price of oil, which we cannot control, it could cause the economic viability of drilling projects to be reduced, the loss of proved reserves as a result of the new economic conditions and proved undeveloped reserves as a result of changes to our development plans. It could also affect our assumptions and estimates and, as a result, affect the recovery value of certain assets. Furthermore, if these conditions are reflected in the domestic prices of our refined products, which as of the date of this annual report are in general above international prices, our ability to generate cash and our results of operations could be adversely affected.

In addition, on February 4, 2015 the Commission issued Resolution 14/2015 creating the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) which will be in force from January 1, 2015 through December 31, 2015 and through which the Argentine federal government, subject to certain requirements, will pay an export stimulus and/or a production stimulus for companies registered under that program. The program aims to offset significantly the potential impact international crude oil prices have on the local industry which might, in turn, create a comparatively more attractive oil and gas market for Argentina during 2015. We cannot assure you that we will achieve the qualifications necessary to obtain the incentive set by Resolution 14/2015, including the relevant level of production, which could negatively affect our financial conditions and results of operations. Furthermore, we cannot guarantee that the incentive program will be extended beyond December 2015 in the event international prices remain at current or lower levels. “See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation —Resolution No. 14/2015.”

In light of the above and assuming current domestic prices for certain products do not match cost increases (including those related to the increase in the value of the U.S. dollar against the Argentine peso) in accordance with higher and more complex investments, mainly as a result of the development of unconventional resources, and also with evolution of the economy, our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources and carry out certain of our other capital expenditure plans are likely to be adversely affected, which in turn would have an adverse effect on our results of operations. For more information on recent declines in the international Brent crude oil prices, domestic crude oil prices and domestic gasoline prices, see “Item 3. Operating and Financial Review and Prospects–Macroeconomic Conditions.”

Our reserves and production are likely to decline.

Most of our existing oil and gas producing fields in Argentina are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Our production declined by approximately 8.4% in 2011 and 0.6% in 2012 on a boe/d basis. However, as a result of increased development and exploration activity in 2013 and 2014, including the production that came from our aquired properties, our production increased by approximately 1.7% and 13.5%, respectively, on a boe/d basis. In addition, the reserves replacement ratio (increases in reserves in the year, net divided by the production of the year) was 154% in 2013 and 163% in 2014.

We face certain challenges in order to replace our proved reserves with other categories of hydrocarbons. However, the continuous comprehensive technical review of our oil and gas fields allows us to identify opportunities to rejuvenate mature fields and optimize new fields developments in Argentine basins with the aim of achieving results similar to those achieved by mature fields in other regions of the world (which have achieved substantially higher recovery factors with the application of new technology). Additionally, we have been completing the renewal of most of our concessions, allowing us to develop certain strategic projects related to waterflooding, enhanced oil recovery and unconventional resources, which represent an important opportunity not only for the Company but also for Argentina. We expect that unconventional development will require higher investment in future years, principally in connection with the Vaca Muerta formation. These investments are expected to yield substantial economies of scale and to significantly increase recovery rates from this resource play. Other resource plays, unconventional prospects, exist in Argentina and have positioned the country amongst the most attractive in terms of worldwide unconventional resource potential. Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products, and are also subject to material risks inherent to the oil and gas industry and may prove unsuccessful. See “—Our business plan includes future drilling activities for unconventional oil and gas reserves, such as shale oil and gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.”

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

Information on net proved reserves as of December 31, 2014, 2013 and 2012 was calculated in accordance with the SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by us. We considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as in effect as of each of the corresponding years (until 2016, in accordance with Law No. 26,732). For the years beyond the mentioned periods, we considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2014, 2013 and 2012, respectively, which refers to the WTI prices adjusted by each different quality produced by us. Commodity prices declined significantly in the fourth quarter of 2014. If such prices do not increase significantly, and domestic prices for crude oil were reduced to similar levels to those prevailing in the international market, our future calculations of estimated proved reserves would be based on lower commodity prices which could result in our having to remove non-economic reserves from our proved reserves in future periods. Holding all other factors constant, if commodity reference prices used in our year-end reserve estimates were decreased for crude oil, thereby approximating the pricing environment existing as of the most recent practicable date in the international market (approximately U.S.$ 51 dollars per barrel for WTI), and considering such prices since January 1, 2015, our total proved reserves at December 31, 2014 could decrease by approximately 22%. Holding all other factors constant, if commodity reference prices used in our year-end reserve estimates were decreased for crude oil, thereby approximating the realized prices for crude oil in the domestic market since January 1, 2015 (approximately U.S.$ 77 dollars per barrel for WTI equivalent quality), and considering such prices since January 1, 2015, our total proved reserves at December 31, 2014 could decrease by approximately 5%. In addition, as a result of the prices used to calculate the present value of future net revenues from our proved reserves, in accordance with the SEC rules, which are similar to previously described for calculation of proved reserves, the present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves and, in particular, may be reduced due to the recent significant decline in commodity prices if such prices do not increase significantly and domestic prices were reduced to similar levels as those prevailing in the international market.

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

Our business plan includes future drilling activities for unconventional oil and gas reserves, such as shale oil and gas extraction, and if we are unable to successfully acquire and use the necessary new technologies and other support as well as obtain financing and venture partners, our business may be adversely affected.

Our ability to execute and carry out our business plan depends upon our ability to obtain financing at a reasonable cost and on reasonable terms. We have identified drilling locations and prospects for future drilling opportunities of unconventional oil and gas reserves, such as the shale oil and gas in the Vaca Muerta formation. These drilling locations and prospects represent a part of our future drilling plans. Our ability to drill and develop these locations depends on a number of factors, including seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, access to and availability of equipment, services and personnel and drilling results. In addition, as we do not have extensive experience in drilling and exploiting unconventional oil and gas reserves, the drilling and exploitation of such unconventional oil and gas reserves depends on our ability to acquire the necessary technology and hire personnel and other support needed for extraction or obtain financing and venture partners to develop such activities. Furthermore, in order to implement our business plan, including the development of our oil and natural gas exploration activities and the development of refining capacity sufficient to process increasing production volumes, we will need to raise significant amounts of debt capital in the financial and capital markets. We cannot guarantee that we will be able to obtain the necessary financing or obtain financing in the international or local financial markets at reasonable cost and on reasonable terms to implement our new business plan or that we would be able to successfully develop our oil and natural gas reserves and resources (mainly those related to our unconventional oil and gas business plan). Because of these uncertainties, we cannot give any assurance as to the timing of these activities or that they will ultimately result in the realization of proved reserves or meet our expectations for success, which could adversely affect our production levels, financial condition and results of operations.

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

As modified by Law No. 27,007 the Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, 35 years for unconventional concessions and 30 years for offshore concessions. It further provides that concession terms may be extended for periods of up to 10 years each. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension of a concession, under the modifications of Law No. 27,007, concessionaires must (i) have complied with their obligations, (ii) be producing hydrocarbons in the concession under consideration and (iii) submit an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession. Under the Hydrocarbons Law, non-compliance with the obligations and standards set out therein may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

We cannot provide assurances that any of our concessions will be extended as a result of the consideration by the relevant authorities of the investment plans the Company would submit in the future for the development of the areas as of the date of requesting the extension periods for the relevant areas for the Company, or other requirements will not be imposed on us in order to obtain extensions as of the date of expiration. Additional royalty payments of 3% up to a maximum of 18% are provided for in extensions under Law No. 27,007. The termination of, or failure to obtain the extension of, a concession or permit, or its revocation, could have a material adverse effect on our business and results of operations.

Our acquisition of exploratory acreage and crude oil and natural gas reserves is subject to heavy competition.

We face intense competition in bidding for crude oil and natural gas production areas, especially those areas with the most attractive crude oil and natural gas reserves. As a result, the conditions under which we are able to access new exploratory or productive areas could be adversely affected. In addition, fewer offerings of exploratory acreages available to be bid upon could affect our future results.

We may incur significant costs and liabilities related to environmental, health and safety matters.

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. In addition, YPF Holdings, a 100% subsidiary of YPF, has certain environmental liabilities. See “Item 8. Financial Information—Legal Proceedings—YPF Holdings.” A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

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

We may incur significant costs and liabilities depending on the final remedy selection proposed and approved by the U.S. Environmental Protection Agency (“EPA”) regarding the Focused Feasibility Study for remedial action with respect to environmental contamination of the lower eight miles of the Passaic River in New Jersey.

As previously mentioned, YPF Holdings, a wholly-owned subsidiary of YPF, is subject to certain environmental liabilities. In particular, in June 2007, the EPA released a draft Focused Feasibility Study (“FFS”) that outlined several alternatives for remedial action in the lower eight miles of the Passaic River. Tierra, in conjunction with the other parties of the CPG, submitted comments on the draft FFS to the EPA, as did a number of other interested parties. As a result of the comments received, the EPA withdrew the FFS for revision and further consideration in light of the comments. On November 14, 2013, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives it was considering in the revised FFS. The EPA stated that the FFS would set forth four alternatives: (i) no action, (ii) deep dredging with backfill of 9.7 million cubic yards over 12 years, which it estimated would cost U.S.$1.4 billion to U.S.$3.5 billion, depending on whether the dredged sediment is disposed of in a confined aquatic disposal facility (“CAD”) at the bottom of Newark Bay, at an off-site disposal facility or locally decontaminated and put to beneficial use; (iii) capping with dredging of 4.3 million cubic yards over six years, which it estimated would cost U.S.$1.0 billion to U.S.$1.8 billion, depending on whether there is a CAD, off-site disposal or local decontamination and beneficial use; and (iv) focused dredging and capping of 0.9 million cubic yards over three years, which it estimated would cost U.S.$0.4 billion to U.S.$0.6 billion, depending on whether there is a CAD, off-site disposal or local decontamination and beneficial use. The EPA has indicated that it has discarded alternative (iv) and it favors alternative (iii). On April 11, 2014, the EPA published the revised FFS for the lower eight miles of the Passaic River in final. Among the various measures considered in the final FFS, the EPA recommended as its preferred remedial action for this area that approximately 4.3 million cubic yards of sediment be removed through bank-to-bank dredging, which sediments would then be dehydrated locally and transported by train for their incineration or disposal at an off-site disposal facility. An engineering cap (a physical barrier mainly consisting of sand and stone) would then be placed over the bank-to-bank dredged area. In its final FFS, the EPA estimated the cost of the preferred measure for the lower eight miles of Passaic River to be U.S.$1,731 million (present value estimated with a 7% discount rate). On August 20, 2014, Maxus and Tierra, on behalf of Occidental Chemical Corporation (“OCC”), submitted extensive comments on the final FFS to the EPA. The main comments offered by Maxus, Tierra and OCC on the final FFS were:

•	The FFS is not a process legally authorized to select the type and size of remediation proposed by the EPA for the lower eight miles of the Passaic River;

•	The FFS is based on a flawed site design;

•	The FFS overstates the human health and ecological risk issues; and

•	The proposed remediation plan is not executable or economically reasonable in terms of cost-benefit.

In addition to the comments received from Maxus and Tierra, the EPA also received comments from approximately 400 other companies, institutions, government agencies, non-governmental organizations and individuals, including the CPG, Amtrak (the federal railway company), NJ Transit, the American Army Corps of Engineers, the Passaic Valley Sewerage Commission, yacht clubs, public officials and others. In addition to commenting on the final FFS, Maxus and Tierra have proposed a preliminary project called In-ECO, which is an ecological and sustainable bio-remediation alternative, as a substitute for the remediation chosen by the EPA in its final FFS. Maxus and Tierra presented In-ECO to the EPA in May 2014. The EPA provided comments in September 2014, and Maxus and Tierra presented a revised version in November 2014. Currently, the EPA is considering these comments and will issue a response before it makes its final decision regarding the remediation plan for the area. The EPA’s decision on the remedy will likely be published in a “Record of Decision” sometime during 2015 or 2016. Based on the information available to us as of the issuance date of this annual report, considering the uncertainties related to the different remedial alternatives and those that may be incorporated in the Record of Decision and their associated costs, the results of the studies and discoveries to be produced, the amounts previously incurred by YPF Holdings in remediation activities in the area covered by the FFS, the many potentially responsible parties involved in the matter, the uncertainties related with potential allocation of removal and remediation costs, and also considering the opinion of external counsel, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this litigation by YPF Holdings. Depending on the final remedy selection proposed and approved by the EPA regarding the FFS, and the potential assignment of responsibility to YPF Holdings for such remediation, our financial condition and result of operations could be affected negatively. In addition, taking into account YPF Holdings’ economic and financial situation, we cannot assure you that as a result of the final costs of the FFS and the EPA’s Record of Decision, YPF Holdings would not fail to make payments related thereto. See “Item 8. Financial Information—Legal Proceedings—YPF Holdings.”

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

In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has 6 tanks, 4 of which are for processing and 2 are for dispatch of treated crude oil, concentrates the production of 10 fields in the Malargue area, which constitutes a daily production of approximately 9,200 barrels of oil as of the date of the incident. As of the date of this annual report, the production of the affected fields have almost returned to their previous levels, and the engineering of the new oil treatment plant has advanced as planned.

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

On July 17, 2012, our Shareholders approved a dividend of Ps.303 million (Ps. 0.77 per share or ADS) which was paid during November 2012. On April 30, 2013, our Shareholders approved a dividend of Ps. 326 million (Ps. 0.83 per share or ADS) which was paid during August 2013. On April 30, 2014, our Shareholders approved a dividend of Ps. 464 million (Ps. 1.18 per share or ADS), which was paid during July 2014. Notwithstanding the foregoing, our ability to pay, maintain or increase dividends is based on many factors, including but not limited to our net income, anticipated levels of capital expenditures and expected levels of growth. A change in any such factor could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year.

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance and the operation of our business are dependent upon the contributions of our senior management and our highly skilled team of engineers and other employees. It is dependent on our ability to attract, train, motivate and retain key management and commercial and technical personnel with the necessary skills and experience. There is no guarantee that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming. The loss of the experience and services of key personnel or the inability to recruit suitable replacements or additional staff could have a material adverse effect on our business, financial condition and/or results of operations.

The Argentine government controls our company and has the majority of votes which allows to appoint the majority of members of our board of directors at the General Shareholder’s meeting. See “—The Argentine federal government will control the Company according to domestic energy policies in accordance with Law No. 26,741 (the “Expropriation Law”)” and “—Our business is largely dependent upon economic conditions in Argentina”.

Risks Relating to Our Class D Shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or anticipated results of operations and financial condition; speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. In addition, recent regulatory and policy developments in Argentina, including the passage of the Expropriation Law, as well as the litigation of the Argentine government with Holdout Bondholders (see “—Our business is largely dependent upon economic conditions in Argentina”), have led to considerable volatility in the market price of our shares and ADSs. For example, the price of our ADSs closed at U.S.$54.58 on January 5, 2011, and fell to a low of U.S.$9.57 on November 16, 2012. In 2013, the price recovered to a high closing price of U.S.$34.17 on December 23, but subsequently fell to U.S.$21.85 on February 3, 2014. The price recovered to a high closing price of U.S.$36.99 on July 1, 2014 but subsequently fell to U.S.$22.19 on January 2, 2015. See “Item 9. The Offer and Listing.” We cannot assure you that concerns about factors that could affect the market price of our ordinary shares as previously mentioned may have a material adverse effect on the trading values of our securities.

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

Sales of a substantial number of Class D shares or ADSs by any present or future relevant shareholder could decrease the trading price of our Class D shares and the ADSs.

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

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2014, we had consolidated revenues of Ps. 141,942 million and consolidated net income of Ps. 8,849 million. Due to decreased export volumes, the portion of our revenues derived from exports has decreased steadily in recent years. Exports accounted for 17.1%, 13.3% and 11.5% of our consolidated net sales revenues in 2014, 2013 and 2012, respectively.

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

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with Law No. 26,741 (the “Expropriation Law”),” “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings,” “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class “D” shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted U.S.$5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol also executed a separate agreement (“the Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force. The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders’ meeting and approved by the Argentine Congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF was notified of the entry into force of the Repsol Agreement. As of that date, the expropriation pursuant to the Expropriation Law was concluded, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF S.A. and YPF GAS S.A.

The financial data contained in this annual report as of and for the years ended December 31, 2014, 2013, 2012 and 2011 has been derived from our Audited Consolidated Financial Statements included in this annual report. See Note 15 to the Audited Consolidated Financial Statements.

Upstream Operations

•	As of December 31, 2014, we held interests in more than 110 oil and gas fields in Argentina. According to the Argentine Secretariat of Energy, in 2014 these assets accounted for approximately 46.9% of the country’s total production of crude oil, excluding NGLs, and approximately 44.1% of its total natural gas production, including NGLs, in 2014, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2014, of approximately 674 mmbbl of oil, including condensates and NGLs, and approximately 3,016 bcf of gas, representing aggregate reserves of approximately 1,212 mmboe as of such date, compared to approximately 628 mmbbl of oil, including condensates and NGLs, and approximately 2,558 bcf of gas, representing aggregate reserves of approximately 1,083 mmboe as of December 31, 2013.

•	In 2014, we produced approximately 89 mmbbl of oil (approximately 245 mbbl/d), including condensates, approximately 18 mmbbl of NGLs (approximately 49 mbbl/d), and approximately 547 bcf of gas (approximately 1,498 mmcf/d), representing a total production of approximately 204 mmboe (approximately 560 mboe/d), compared to approximately 85 mmbbl of oil (232 mbbl/d), including condensates, approximately 18 mmbbl of NGLs (approximately 48 mbbl/d), and approximately 437 bcf of gas (1,197 mmcf/d) in 2013.

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). See “—Downstream—Refining division.” We also own a 50% equity interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2014 consisted of 1,534 YPF-branded service stations, of which we own 111 directly and through our 100% subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”), and we estimate we held approximately 34.8% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada industrial complex (“CIE”) and Plaza Huincul site. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this annual report.

(1)	Includes the directly and indirectly controlled companies acquired on March 12, 2014 of the Apache Group.

See Note 11.c “—Investment Project Agreements” to the Audited Consolidated Financial Statements for a description of the transaction we entered into with Chevron and Apache Group.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2014.

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments, expenditures and divestitures.”

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Central and South America, based on 2013 production, according to the 2014 edition of the BP Statistical Review of World Energy, published in June 2014.

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

After declining during the economic crisis of 2001 and 2002, Argentina’s GDP grew at an average annual real rate of approximately 8.5% from 2003 to 2008, although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis. In 2010 and 2011, Argentina’s GDP grew at an annual real rate of approximately 9.0%. In 2012, Argentina’s GDP experienced a slowdown, with GDP increasing 1.9% on an annualized basis compared to the preceding year according to the methodology of calculation prevailing until March 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 2.9%. As of the date of this annual report, the provisional figures of the Argentina’s estimated GDP for 2014 published by the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”) is 0.5%. Driven by this economic expansion and stable domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). Argentine natural gas consumption grew at average annual rate of approximately 5.0% during the period 2003-2011, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel fuel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel fuel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel fuel amounted to approximately 1,349 mcm, while in 2013 its net imports of diesel fuel amounted to approximately 2,427 mcm, according to preliminary information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel fuel in Argentina exceeds domestic production. In addition, prior to the recent decline in international oil prices, the import prices of refined products have been in general substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products less profitable. As a result, from time to time, service stations experience temporary shortages and are required to suspend or curtail diesel fuel sales. On May 3, 2012, the Expropriation Law was passed by Argentinean congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

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

On May 3, 2012, the Argentine Congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law. As of the date of this annual report, the transfer of the shares subject expropriation between National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Item 7. Major Shareholders and Related Party Transactions.” See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the Agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

Furthermore, on April 16, 2012, the Company was notified, through a notarial certification, of Decree No. 530/12 of the National Executive Office, which provides for the Intervention of YPF for a period of thirty days (which was then extended to our next Shareholders meeting to be held on June 4, 2012 at which the composition of our Board of Directors was determined), with the aim of securing the continuity of its business and the preservation of its assets and capital, securing the provision of fuel and the satisfaction of the country’s needs, and guaranteeing that the goals of the Expropriation Law are met. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” In accordance with Article 3 of Decree No. 530/2012, the powers conferred by YPF’s by-laws on the Board and/or the President of the Company have been temporarily granted to the Intervenor. On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Miguel Matías Galuccio was appointed General Manager of the Company during the Intervention. At our general shareholders’ meeting, on June 4, 2012, our shareholders appointed the new members of our Board of Directors. See “Item 6. Directors, Senior Management and Employees—Management of the Company.”

For a discussion of the Repsol Agreement which concluded the expropriation of 51% of the capital stock of YPF S.A. and YPF GAS S.A. pursuant to the Expropriate Law and the related Repsol Arrangement, see “—History and Development of YPF—Overview”.

Our strategy intends to reaffirm our commitment to creating a new model of the Company in Argentina which aligns our objectives, seeking profitable and sustainable growth that generates shareholder value, with those of the country, thereby positioning YPF as an industry-leading company aiming at the reversal of the national energy imbalance and the achievement of hydrocarbon self-sufficiency in the long term.

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) the expectation related to the existence of large volumes of unconventional resources in Argentina according to estimations of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives have required and will continue to require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and raise debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina (including those related to the recent incentives to production as set by Resolution 14/2015 of the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments, considering the current international market prices of oil and refined products), the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products.

Business Organization

We currently conduct our business according to the following organization:

•	Upstream, which consists of our “Exploration and Production” segment;

•	Downstream, which consists of our “Refining and Marketing”, “Natural Gas Distribution and Electricity Generation” and “Chemicals” segments; and

•	Corporate and other, which consists of our “Corporate and Other” segment.

The Exploration and Production segment’s sales to third parties in Argentina and abroad include sales of natural gas and services fees (primarily for the transportation, storage and treatment of hydrocarbons and products). In addition, crude oil produced by us in Argentina, or received from third parties in Argentina pursuant to service contracts, is mainly transferred from Exploration and Production to Refining and Marketing at transfer prices established by us, which generally seek to approximate Argentine market prices.

In 2013, we reorganized our reporting structure by grouping the “Chemical” and “Refining and Marketing” segments into a new “Downstream” segment. We made this change primarily because of the common strategy shared by the former “Chemical” and “Refining and Marketing” segments, in light of the synergies involved in their activities to maximize the volume and quality of fuel offered to the market. Accordingly, the Company has adjusted comparative information for 2012 to reflect this reorganization.

The Downstream segment purchases crude oil from the Exploration and Production segment and from third parties. Downstream activities include crude oil refining and transportation, as well as the marketing and transportation of refined fuels, lubricants, LPG, natural gas, petrochemical products and other refined petroleum products in the domestic wholesale and retail markets and the export markets.

In addition, our activities related to power generation, which are not material for us, which we have developed through our controlled company YPF Energía Electrica S.A., and our natural gas distribution activities, which we have developed through Metrogas S.A., are also included in Downstream activities.

Additionally, we record certain assets, liabilities and costs under the Corporate and Other segment, including corporate administration costs and assets, environmental matters related to YPF Holdings, Inc. (“YPF Holdings”) and certain construction activities, mainly related to the oil and gas industry, through our subsidiary A-Evangelista S.A. and its subsidiaries. See Note 3 to our Audited Consolidated Financial Statements.

Substantially all of our operations, properties and customers are located in Argentina. However, we carry out exploration activities in the United States, among other foreign jurisdictions, and hold an interest in a producing field in the United States and in two exploratory areas in Chile. See “—Exploration and Production Overview—Main Properties”. Additionally, we market lubricants and specialties in Brazil and Chile and carry out some construction activities related to the oil and gas industry in Uruguay, Bolivia, Brazil and Peru, through our 100% owned company A-Evangelista S.A. and its subsidiaries.

The following table sets forth revenues and operating income for each of our lines of business for the years ended December 31, 2014, 2013 and 2012:

	For the year ended December 31,
	2014	2013	2012
	(in millions of pesos)
Revenues (1)
Exploration and production
Revenues	8,853	3,851	1,135
Revenue from intersegment sales (3)	61,844	38,846	30,179

Total exploration and production	70,697	42,697	31,314

Downstream
Revenues	132,254	85,624	65,047
Revenue from intersegment sales	1,489	1,147	1,069

Total refining and marketing	133,743	86,771	66,116

Corporate and other
Revenues	835	638	992
Revenue from intersegment sales	5,212	2,285	1,243

Total corporate and other	6,047	2,923	2,235

Less inter-segment sales and fees	(68,545)	(42,278)	(32,491)

Total revenues	141,942	90,113	67,174

Operating income (Loss) (2)
Exploration and production	12,353	6,324	5,730
Downstream	10,978	6,721	4,095
Corporate and other	(3,343)	(1,522)	(2,492)
Consolidation adjustments	(246)	(363)	570

Total operating income	19,742	11,160	7,903

(1)	Revenues are net of payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 2.k) to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.16) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

Exploration and Production Overview

Our portfolio includes more than 1,400 projects to develop proved, probable and possible reserves, in addition to contingent and prospective resources related to future developments and exploration activity. Our business growth objectives, whereby we seek to maximize the productivity and profitability of our portfolio, are based on the following key concepts: the rejuvenation of mature fields, an ongoing focus on gas development and the intensive development of unconventional reservoirs. See “Item 3. Key Information—Risk Factors.”

The projects selected to be pursued and their schedules for completion are periodically determined by a portfolio optimization process, in accordance with our strategic guidelines.

Increased investments in Argentina have enabled us to maintain a high level of activity in projects that have contributed to significant increases in the production and value of our fields. In 2014, our oil production in Argentina increased by 5.40% and our gas production in Argentina increased by 25.26%, compared to our production in 2013. Moreover, our average oil and gas production in Argentina for the month of December 2014 from areas we operated (without considering production related to assets incorporated through the acquisition of the Apache Group in March 2014, for purposes of comparison) increased by 4.72% and 12.07%, respectively, compared to the average production for the month of December 2013. This increase reflects the intensive work we performed in the conventional and unconventional fields we operate.

Meeting the challenge of the mature oil and gas fields

Most of our oil and gas producing fields in Argentina are mature, requiring strong commitments to overcome their decline.

We have significantly increased our activity and resources in mature areas that present profitable opportunities for increases in the recovery factor by employing techniques including infill wells, and extension of secondary recovery and tertiary recovery testing. We are focused on identifying new opportunities in both infill potential and improved sweep efficiency in our mature fields. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams. Furthermore, we place a strong emphasis on surveillance and conformance activities to improve current mature water injection projects. Tertiary recovery is being pursued with polymer and surfactant waterflooding in mature reservoirs in both the Golfo de San Jorge and Neuquén Basins.

Continuous technical reviews of our oil and gas fields allow us to identify opportunities to rejuvenate mature fields and optimize new field developments in Argentine basins in order to achieve similar recovery factors that mature fields have already reached in other regions of the world, with the application of new technologies.

We have managed, through the extension of most of our concessions with relatively favorable terms and conditions, to continue with the development of strategic waterflooding and improved oil recovery projects, improving our perspectives of production and reserves.

Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. See “Item 3. Key Information—Risk Factors.”

Staying the Path of Unconventional Resources

During 2014, we extended our leadership in this area. We reaffirmed our commitment to the objective of growing our production and reserves through the development of unconventional resource, which started in 2013. More than 185 wells were drilled with Vaca Muerta shale as the target, mostly in the Loma Campana field, continuing the massive development we started in 2013. The remaining wells were targeted to continue the pilot project in El Orejano block, in association with Dow Chemical, and to delineate the potential of Vaca Muerta shale gas formation.

In Loma Campana we drilled horizontal wells with good levels of productivity. Therefore, field development will gradually migrate to a higher percentage of horizontal wells.

Also during 2014, we finalized the agreement with Petronas to jointly start a new 3-year pilot project in the La Amarga Chica concession, located northeast of Loma Campana. See “—Main properties.”

Like the previous agreements with Chevron and Dow Chemical, this new agreement with Petronas constitutes a significant step towards the development of our vast unconventional resources, although this still represents only a fraction of our unconventional acreage. See “–Main properties.”

The development of unconventional resources in the Vaca Muerta formation will demand a significant capital investment. As we rapidly progress on our learning curve, we expect to continue yielding substantial savings due to economies of scale and increasing well productivity through a better understanding of the subsurface.

Nevertheless, the financial viability of these investments and reserve recovery efforts will depend on the prevailing economic and regulatory conditions, as well as the market prices of hydrocarbons in Argentina. See “Item 3. Key Information—Risk Factors.”

Tight sands also contributed to the increase of production and reserves in 2014, as was the case in the Mulichinco formation in the Rincón del Mangrullo concession. More than 25 wells were drilled in these marine tight sands, increasing gas production to 1.4 mmcm through a new gas pipeline that transports the gas produced to the Loma La Lata facilities. This new gas pipeline could even permit other operators to develop their fields.

Vaca Muerta Formation

•	“Loma Campana” Area: On July 16, 2013, YPF and Chevron signed an investment project agreement with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The agreement contemplated an outlay of U.S.$ 1,240 million by Chevron for a first phase of work to develop about 20 km2 (“Pilot Project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the Pilot Project. This first Pilot Project included the drilling of more than 100 wells. Together with what has already been invested by YPF in the area, this new investment would result in a total investment of U.S.$ 1,500 million in the Pilot Project. In the second phase, which started during 2014 after completion of the Pilot Project, both companies will continue with the development of the area, sharing investments 50% each. For additional information see “Note 11.c –Investment Project Agreements” to the Audited Consolidated Financial Statements.

•	“El Orejano” Area: On September 23, 2013, YPF and Dow Europe Holding B.V. and PBB Polisur SA signed an agreement that includes a disbursement by both parties up to U.S.$ 188 million that will be directed towards the joint development of an unconventional gas pilot project in the province of Neuquén. Of the U.S.$ 188 million to be disbursed, Dow will provide up to U.S.$ 120 million through a convertible financing in their participation in the project. The agreement contemplates a first phase of work during which 16 wells will be drilled. In 2014, 8 wells were completed with an investment of U.S.$ 123 million (including wells and facilities). As of December 31, 2014 the Company has received the first payment of the aforementioned transaction, amounting to U.S.$ 90 million, which has been recorded in the “Loans” account in the Company’s Balance Sheet.

•

“La Amarga Chica” Area: On December 10, 2014, YPF and PETRONAS E&P ARGENTINA S.A. (“PEPASA”), an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia executed a Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén. The Investment Agreement provides for the joint development of a shale oil pilot project (the “Pilot Plan”) in three annual phases with a total investment of U.S.$550 million plus VAT, of which PEPASA will provide U.S.$475 million and YPF will provide U.S.$75 million. YPF will assign 50% of the La Amarga Chica concession to PEPASA and be the operator of the area. The concession rights will, in turn, be collaterally assigned by PEPASA in favor of YPF as security for, and until PEPASA has complied with all its obligations under the Investment Agreement. Additionally, PEPOV has executed a payment guaranty of certain of PEPASA’s financial obligations under the Investment Agreement. The Pilot Plan will begin once conditions precedent to the effectiveness of the Investment Agreement and the related supplemental agreements are fulfilled, which are required to be met before March 31, 2015 and which relate primarily to the granting of the exploitation concession for the project area with a 35-year term by the province of Neuquén and certain provisions with respect to the project’s tax structure, including promotional, tax and royalty commitments in accordance with Law No. 27,007 and the agreement executed with the province of Neuquén on December 5, 2014. See “Main properties.”

•	“Chihuido de la Sierra Negra Sudeste—Narambuena” Area: During April 2014, YPF and subsidiaries of Chevron Corporation executed a new agreement with the objective of the joint exploration of unconventional hydrocarbons in the province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste—Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. See “—Main properties.”

Main properties

Our production is concentrated in Argentina and our domestic operations are subject to the risks. See “Item 3. Key Information—Risk Factors.”

In 2014, we finalized agreements related to the acquisition and development of properties that are part of our core business:

•	On January 31, 2014, we acquired Petrobras Argentina S.A.’s 38.45% participation in the concession contract UTE Puesto Hernández executed between both companies for the exploitation of the Puesto Hernández area. The Puesto Hernández area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, now owning 100% of the participation in the Puesto Hernández area and becoming the operator of the concession. Puesto Hernández currently produces over 10,000 barrels a day of light crude oil (Medanito quality). The transaction was completed for the amount of U.S.$ 40.7 million. By becoming the operator of the Puesto Hernández area, we expect we will be able to accelerate our investment plans to optimize the area’s production potential until 2027.

•	On February 7, 2014, we acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract “Segment 5 Loma La Lata—Sierra Barrosa” (known as the “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area. The Lajas formation area is an exploitation concession, located in the province of Neuquén. YPF is the holder of the concession, which expires in 2027. Exploitation of the Lajas formation area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the area. As a result of the termination of the joint operation contract, YPF owns 100% of the interest in the Lajas formation area. The consideration for the transaction was U.S.$ 25 million.

•	On March 12, 2014, we acquired 100% of the interests of Apache Overseas lnc. and Apache International Finance II S.a.r.l. (together with their affiliates, “Apache”) in certain foreign companies that control Argentine companies that are the owners of assets located in Argentina, including 28 concessions (23 operated and 5 non-operated) in Neuquina Basin (in the provinces of Neuquén and Rio Negro), 7 concessions in Tierra del Fuego, and a significant conventional resource base. Pursuant to this transaction, YPF acquired control of all of the assets of the Apache Corporation in Argentina. The price paid for the transaction includes U.S.$786 million in cash plus the assumption of approximately U.S$31 million of bank debt relating to the companies acquired. The primary assets included in this transaction, located in the provinces of Neuquén, Tierra del Fuego and Río Negro, have an important infrastructure of pipelines and facilities. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

•	On March 12, 2014, YPF completed a transfer of assets transaction under an agreement with Pluspetrol S.A. (“Pluspetrol”) whereby Pluspetrol transferred, in exchange for U.S.$217 million, an interest in certain assets related to those acquired from Apache located in the province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation.

•	During April 2014, YPF and subsidiaries of Chevron Corporation executed a new agreement with the objective of the joint exploration of unconventional hydrocarbons in the province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste—Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. For more information, see Note 11 c) to the Audited Consolidated Financial Statements.

•	On December 5, 2014, YPF S.A., YSUR and the Province of Neuquén and Gas y Petroleo del Neuquen S.A. signed a Memorandum of Investment Agreement (the “Memorandum Agreement”) pursuant to which the parties have agreed to convert the joint ventures and respective joint operating agreements relating to La Amarga Chica and Bajada de Añelo areas into unconventional hydrocarbon extraction concession agreements under Articles 27 and 35(b) of the Hydrocarbons Law (Law No. 17,319) (as amended by Law No. 27,007). The Memorandum Agreement was also approved by the Executive Branch and the Legislature of the Province of Neuquén.

•	As part of the conversion of these agreements to unconventional hydrocarbon extraction concession agreements, the Company agreed to make a cash payment and assign all of its interests in the following areas: i) Puesto Cortadera, ii) Loma Negra NI, iii) Cutral Co Sur, iv) Neuquén del Medio, v) Collon Cura Bloque I and vi) Bajo Baguales. These areas represent approximately 0.7% of YPF’s total production as of September 30, 2014.

•	Under the Memorandum Agreement, the conditions for carrying out the pilot projects on the new La Amarga Chica and Bajada de Añelo concessions are set forth, with a term of 36 and 42 months, respectively, as required by Article 35(b) of the Hydrocarbons Law as amended by Law No. 27,007. On December 19, 2014, the Company reported that the Executive Branch and the Legislature of the Province of Neuquén approved the Investment Agreement contemplated by the Memorandum Agreement.

•	On December 10, 2014, YPF and PEPASA, an affiliate of PEPOV executed a Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén. The parties have signed the following supplementary agreements to the Investment Agreement (the “Supplemental Agreements”): a) the Assignment Agreement for 50% of the concession for the La Amarga Chica area; b) a Joint Venture Agreement (JV); c) the Joint Operating Agreement (“Joint Operating Agreement”); d) the Guaranty Assignment Agreement; e) the Right of First Offer Agreement for the sale of crude oil and f) an Assignment Agreement for hydrocarbons export rights. The Investment Agreement provides for the joint development of a shale oil pilot project (the “Pilot Plan”) in three annual phases with a total investment of U.S.$550 million plus VAT, of which PEPASA will provide U.S.$475 million and YPF will provide U.S.$75 million. YPF will assign 50% of the La Amarga Chica concession to PEPASA and will be the operator of the area. The concession rights will, in turn, be collaterally assigned by PEPASA in favor of YPF as security for, and until PEPASA has complied with all its obligations under the Investment Agreement. Additionally, PEPOV has executed a payment guaranty of certain of PEPASA’s financial obligations under the Investment Agreement. The Pilot Plan will begin once conditions precedent to the effectiveness of the Investment Agreement and the Supplemental Agreements are fulfilled, which are required to be met before March 31, 2015 and which relate primarily to the granting of the exploitation concession for the project area with a 35-year term by the province of Neuquén and certain provisions with respect to the project’s tax structure, including promotional, tax and royalty commitments in accordance with Law No. 27,007 and the agreement executed with the province of Neuquén on December 5, 2014. When the full contributions to each of the annual phases of the Pilot Plan have been made, PEPASA will have the option to withdraw from the plan by transferring its participation in the concession and paying liabilities accrued prior to its withdrawal (without the right to 50% of the value of net production from wells drilled prior to the exercise of its right to withdraw). After the parties’ total commitments have been met during the Pilot Plan, each party will be responsible for and contribute 50% of the work program and budget to develop the area as provided for by the Joint Operating Agreement. The Investment Agreement provides that over the three phases of the Pilot Plan, the parties will be required to perform a 3D seismic acquisition and processing program covering the entire concession area, drill 35 wells targeting the Vaca Muerta formation (including vertical and horizontal wells) and install facilities to transport the hydrocarbon production from this area.

The following table sets forth information with regard to our developed and undeveloped acreage by geographic area as of December 31, 2014:

	As of December 31, 2014
	Developed(1)		Undeveloped(2)
	Gross(3)	Net(4)	Gross(3)	Net(4)
	(thousands of acres)
South America	1,620	1,161	47,618	27,330
Argentina	1,620	1,161	45,588	26,437
Rest of South America(5)	—	—	2,030	893
North America(6)	172	25.8	—	—

Total	1,792	1,186.8	47,618	27,330

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which we own a working interest.
(4)	“Net” acreage equals gross acreage after deducting third party interests.
(5)	Relates to Uruguay, Colombia, and Chile. In the case of Uruguay, YPF’s undeveloped acreage includes an area of 1,359 thousand acres. The block expired on October 6, 2014 and an extension of the permit for 120 days was requested from and approved by the application authority. As of the date of this annual report, we are evaluating next steps to take. In Colombia, YPF has requested approval from the application authority (“ANH”), for the farm-out of its total working interest in COR 12 and COR 33 blocks. YPF and its partners informed ANH of the decision to relinquish COR 14 block. In Chile, YPF’s undeveloped surface acreage totaled of 288 thousand acres.
(6)	Relates only to the United States’ Gulf of Mexico.

As of December 31, 2014, none of our exploratory undeveloped acreage was subject to exploration permits that will expire in 2015 in accordance with the Hyrocarbons Law and complementary provincial laws. In addition, according to Law No. 27,007 that amended the Hydrocarbons Law, all national offshore permits and offshore hydrocarbon production concessions for which association agreements with ENARSA have not been signed as of the date of the new law will revert to and be transferred to the Argentine Secretariat of Energy. Permits and concessions granted prior to Law No. 25,943 will be exempt from this provision. The National Executive Office may negotiate the conversion of association agreements signed with ENARSA to permits or production concessions for 180 days following the enactment of the new law. YPF currently participates in three offshore blocks in association with ENARSA, which represent approximately 31% of the undeveloped acreage. Within the 180 day period, we plan to initiate negotiation of the new terms and conditions. We cannot guarantee that as a result of such negotiations we would not decide to relinquish to the Argentine Secretariat of Energy part or all of the acreage included in our current association with ENARSA. With the exception of the above, none of our exploration permits are regulated by Law No. 27,007. See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law—Exploration and Production.”

However, as a result of the expiration in 2015 of the first, second or third exploration terms of certain of our exploration permits (according to the original terms of the Hydrocarbons Law, which applied to our existing exploration permits), we would be required to relinquish a fixed portion of the acreage related to each such expiring permit, as set forth in the Hydrocarbons Law, as long as exploitable quantities of oil or gas are not discovered in such areas (in which case we may seek to obtain a declaration of their commercial viability from the relevant authorities, and the related areas would then be subject to exploitation concessions). Additionally, and depending on the circumstances that could arise in each case (for instance, the state of exploratory activity in a certain area), we could request an extension of the expiration of the exploration permit, which would be subject to the approval of the respective governing authority. As a result, if no discoveries are made in 2015, we would be required to relinquish approximately 15,800 km2 of exploratory undeveloped acreage (approximately 21% of our 75,000 km2 of net exploratory undeveloped acreage as of December 31, 2014) during 2015.

Additionally, based on information available as of the date of this annual report, if we fail to make any discoveries or to engage in new activity that could extend the expirations of the exploration permits, we could be required or could decide to relinquish a maximum of approximately 1,600 km2 of exploratory undeveloped acreage (approximately 2% of our 75,000 km2 of net exploratory undeveloped acreage as of December 31, 2014) during 2016 and 2017.

According to the Hydrocarbons Law, we are entitled to decide, according to our best interest, which acreage related to each exploration permit to keep if we remain within the required relinquishment percentage. Therefore, the areas to be relinquished consist usually of acreage where drilling has not been successful and are considered non-core lease acreage.

Except as described above, we do not have any material undeveloped acreage related to our production concessions expiring in the near term.

See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law” for a description of new terms that apply to new production concessions or exploration permits.

Argentine Exploration Permits and Exploitation Concessions

Argentina is the second largest gas and fourth largest oil-producing nation in Central and South America according to the 2014 edition of the BP Statistical Review of World Energy, published in June 2014. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of the date of this annual report, a total of 24 sedimentary basins were re-evaluated in the country, in the line with (Plan Exploratorio Argentina). The total surface area of the continent represents approximately 408 million acres and the total offshore surface area includes 194 million acres on the South Atlantic shelf within the 200 meter line. Of the total 602 million acres of the sedimentary basins, a significant part still needs to be evaluated through exploratory and study drilling.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2014:

	Wells(1)(2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Onshore	13,163	11,823	1,435	1,104
Neuquina	4,498	4,116	1,221	975
Golfo San Jorge	7,573	6,826	52	52
Cuyana	820	745	—	—
Noroeste	19	7	47	17
Austral	253	129	115	60
Offshore	—	—	17	9

Total	13,163	11,823	1,452	1,113

(1)	In addition to productive oil and gas wells located in Argentina, we have interests in oil wells located in the United States (seven gross wells and approximately one net well, as of December 31, 2014).
(2)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers. Gross and net wells include one oil well and three gas wells with multiple completions.

As of December 31, 2014, we held 167 exploration permits and production concessions in Argentina. We directly operate 129 of them, including 47 exploration permits and 82 production concessions.

•	Exploration permits. As of December 31, 2014, we held 52 exploration permits in Argentina, 48 of which were onshore exploration permits and four of which were offshore exploration permits. We had 100% ownership of four onshore permits, and our participating interests in the remainder varied between 30% and 90%. We had 100% ownership of one offshore permit, and our participating interests in the remainder varied between 30% and 35%.

•	Production concessions. As of December 31, 2014, we had 115 production concessions in Argentina. We had a 100% ownership interest in 69 production concessions, and our participating interests in the remaining 46 production concessions varied between 7% and 98%.

In addition, we have 31 crude oil treatment plants and seven pumping plants where oil is processed and stored. The purpose of these plants is to receive and treat oil from different fields prior to shipment to our refineries and/or commercialization to third parties, as applicable. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our business depends to a significant extent on our production and refining facilities and logistics network.”

The table below provides certain information with respect to our net working interests in our principal oil and gas fields in Argentina at December 31, 2014, most of which are mature:

		Production 2014		Proved Reserves as of December 31, 2014
Areas (1)	Interest (%)	Oil (2) (mmbbl)	Gas (mmcf)	Oil (2) (mmbbl)	Gas (mmcf)	BOE (mmboe)	Basin / Location	Development Stage of the area
Loma La Lata Central	100	9,009	122,876	35,165	635,238	148,297	Neuquina	Mature Field
Los Perales	100	5,455	13,207	64,028	72,339	76,911	Golfo San Jorge	Mature Field
Aguada Toledo - Sierra Barrosa	100	2,448	69,244	12,108	320,750	69,232	Neuquina	Mature Field
Estación Fernández Oro	94	687	18,091	10,812	246,735	54,754	Neuquina	Mature Field
Seco León	100	4,260	4,347	43,454	21,547	47,292	Golfo San Jorge	Mature Field
Barranca Baya	100	5,460	1,033	36,077	6,360	37,210	Golfo San Jorge	Mature Field
Loma La Lata Norte (3)	67	4,072	15,903	19,941	83,812	34,868	Neuquina	Mature/New Field
Chihuido Sierra Negra	100	4,598	1,262	32,980	8,969	34,577	Neuquina	Mature Field
Manantiales Behr	100	7,397	5,844	29,151	26,903	33,942	Golfo San Jorge	Mature Field
Rincón del Mangrullo	100	313	5,485	7,966	141,880	33,234	Neuquina	New Field
El Portón	100	3,185	26,328	12,872	113,355	33,060	Neuquina	Mature Field
Magallanes (4)	50	880	14,391	4,925	155,690	32,653	Austral	Mature Field
Puesto Hernández	100	3,610	678	26,419	6,040	27,494	Neuquina	Mature Field
Tierra del Fuego - Fracción B (YSUR)	100	155	5,946	3,716	133,029	27,408	Austral	Mature Field
San Roque (4)	34	1,852	24,930	7,404	108,713	26,766	Neuquina	Mature Field
El Trébol	100	2,337	539	22,489	3,632	23,136	Golfo San Jorge	Mature Field
Lomas del Cuy	100	2,594	1,218	19,785	8,343	21,271	Golfo San Jorge	Mature Field
Vizcacheras	100	2,919	304	20,120	1,938	20,465	Cuyana	Mature Field
Acambuco (4)	23	234	9,984	2,437	96,174	19,565	Noroeste	Mature Field
Chihuido La Salina	100	3,863	29,123	8,922	53,794	18,503	Neuquina	Mature Field
CNQ 7A (4)	50	4,587	1,281	17,349	682	17,470	Neuquina	Mature Field
Desfiladero Bayo	100	2,422	277	16,794	1,467	17,055	Neuquina	Mature Field
Al Norte de la Dorsal	100	530	8,504	3,946	69,279	16,284	Neuquina	Mature Field
Señal Picada	100	2,097	210	15,752	1,540	16,026	Neuquina	Mature Field
Aguada Pichana (4)	27	1,473	25,703	3,593	66,239	15,390	Neuquina	Mature Field

(1)	Exploitation areas.
(2)	Includes condensate and NGL.
(3)	Working interest is 100% in the Sierras Blancas formation (mature field) and 50% in the Vaca Muerta and Quintuco Formations (new field).
(4)	Non-operated fields.

Approximately 84% of our proved oil reserves in Argentina are concentrated in the Neuquina (44%) and Golfo San Jorge (40%) Basins, and approximately 92% of our proved gas reserves in Argentina are concentrated in the Neuquina (66.5%), Austral (14.7%) and Noroeste (11%) Basins.

Joint ventures and contractual arrangements in Argentina

As of December 31, 2014, we participated in 42 exploration and 34 production joint ventures and contractual arrangements (24 of which were not operated by us) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 7% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2014, see Annex II to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion in exploitation concessions and exploration permits, respectively.

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

Information on net proved reserves as of December 31, 2014, 2013 and 2012 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as in effect as of each of the corresponding years (until 2016, in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2014, 2013 and 2012, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

Notwithstanding the foregoing, commodity prices declined significantly in the fourth quarter of 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our oil and natural gas reserves are estimates,”

Net reserves are defined as that portion of the gross reserves attributable to the interest of YPF after deducting interests owned by third parties. In determining net reserves, the Company excludes from its reported reserves royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in the underlying production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation, or are substantially equivalent to a production or severance tax, the related reserves are not excluded from the reported reserves despite the fact that such payments are referred to as “royalties” under local rules. The same methodology is followed in reporting our production amounts.

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of NGLs.

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2014 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2014

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas at December 31, 2014.

Proved Developed Reserves	Oil(1) (mmbbl)	NGL (mmbl)	Natural Gas (bcf)	Total(2) (mmboe)
Consolidated Entities
South America
Argentina	446	53	2,262	903
North America
United States	1	—	5	2
Total Consolidated Entities	447	53	2,267	905
Equity-Accounted Entities
South America
Argentina	—	—	—	—
North America
United States	—	—	—	—
Total Equity-Accounted Entities	—	—	—	—

Total Proved Developed Reserves	447	53	2,267	905

Proved Undeveloped Reserves	Oil(1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total(2) (mmboe)
Consolidated Entities
South America
Argentina	154	20	749	307
North America
United States	—	—	—	—
Total Consolidated Entities	154	20	749	307
Equity-Accounted Entities
South America
Argentina	—	—	—	—
North America
United States	—	—	—	—
Total Equity-Accounted Entities	—	—	—	—

Total Proved Undeveloped Reserves	154	20	749	307

Total Proved Reserves(2)(3)	Oil(1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total(2) (mmboe)
Consolidated Entities
Developed Reserves	447	53	2,267	905
Undeveloped Reserves	154	20	749	307
Total Consolidated Entities	601	73	3,016	1,212
Equity-accounted entities
Developed Reserves	—	—	—	—
Undeveloped Reserves	—	—	—	—
Total Equity-Accounted Entities	—	—	—	—

Total Proved Reserves	601	73	3,016	1,212

(1)	Includes crude oil (oil and condensate).
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil-equivalent at 5,615 cubic feet per barrel.
(3)	Proved crude oil and NGLs reserves of consolidated entities include an estimated approximately 91 mmbbl of crude oil and 11 mmbl of NGLs in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves of consolidated entities include an estimated approximately 324 bcf in respect of such payments. Equity-accounted entities reserves in respect of royalty payments that are a financial obligation or are substantially equivalent to a production or similar tax are not material.

For information regarding changes in our estimated proved reserves during 2014, 2013 and 2012, see Note 15 to the Audited Consolidated Financial Statements.

The paragraphs below explain in further detail the most significant changes in our proved undeveloped reserves during 2014, 2013 and 2012.

Changes in our proved undeveloped reserves during 2014

YPF had estimated a volume of net proved undeveloped reserves of 307 mmboe at December 31, 2014, which represented approximately 25% of the 1,212 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 261 mmboe as of December 31, 2013 (approximately 24% of the 1,083 mmboe total reported proved reserves as of such date).

The 18% total net increase in net proved undeveloped reserves in 2014 is mainly attributable to:

–	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 88.1 mmboe (26.3 mmbbl of crude oil, 8.3 mmbbl of NGL and 300.6 bcf of natural gas) to proved developed reserves. Main contributions are related to development wells (58 mmboe), gas compression projects (14 mmboe) and improved recovery projects (10 mmboe).

–	Extensions and discoveries, which added 79.3 mmboe (19.6 mmbbl of crude oil, 9.6 mmbbl of NGL and 291.3 bcf of natural gas) of proved reserves mainly from the Rincón del Mangrullo, Aguada Toledo-Sierra Barrosa, Loma La Lata Norte, Manantiales Behr and Chachahuen fields.

–	Negotiation of the extension of exploitation concessions in the provinces of Tierra del Fuego and Río Negro which added 15.5 mmboe (4.7 mmbbl of crude oil, 0.8 mmbbl of NGL and 56.3 bcf of natural gas) of proved undeveloped reserves. See “Item 4. Information on the Company-Regulatory Framework and Relationship with the Argentine Government Exploration and Production.

–	New project studies and revision of gas and oil development projects, which added approximately 28 mmboe (17.7 mmbbl of crude oil, a decrease of 1.3 mmbbl of NGL, and 64.8 bcf of natural gas) of proved undeveloped reserves. The main contributions came from the Volcán Auca Mahuida, Aguada Toledo-Sierra Barrosa, Seco León and Los Perales fields.

–	New improved recovery projects, which added approximately 10 mmbbl of proved undeveloped secondary recovery reserves. The most important additions are related to the Manantiales Behr, El Trébol, Escalante, Barranca Baya and Los Perales fields.

YPF’s total capital expenditure to advance the development of reserves was approximately U.S.$ 4,260 million during 2014, of which U.S.$ 758 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2014, we estimate our proved undeveloped reserves related to gas wells and to primary and secondary oil recovery projects, which account for approximately 96% of our proved undeveloped reserves, will be developed within five years from their initial booking date.

Low pressure gas compression projects in Loma La Lata Central and Loma La Lata Norte Fields, which account for the remaining approximately 4% of our proved undeveloped reserves as of December 31, 2014, continue their scheduled development. We estimate that the last compression stage (representing approximately 1% of our proved reserves as of such date) will be developed within approximately seven years from its booking date according to expected compression needs based on current (and consequently expected) reservoir behavior.

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

The 28% total net increase in net proved undeveloped reserves in 2013 is mainly attributable to:

–	New project studies and extensions of natural gas and oil development projects, which added approximately 83 mmboe of proved undeveloped reserves, mainly from the Aguada Toledo—Sierra Barrosa (Lajas Tight Gas and Lotena formations), Rincón del Mangrullo, Loma La Lata Central (Sierras Blancas formation), and Piedras Negras fields.

–	Successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 41 mmboe to proved developed reserves.

–	Negotiation of the extension of exploitation concessions in the province of Chubut (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government Exploration and Production) which added 8 mmboe of proved undeveloped reserves, mainly due to scheduled proved undeveloped projects and which will not require additional investment.

–	New improved recovery projects, which added approximately 8 mmboe of proved undeveloped secondary recovery reserves.

YPF’s total capital expenditure to advance the development of reserves was approximately U.S.$3,631 million during 2013, of which U.S.$628 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2013, we estimate our proved undeveloped reserves related to gas wells and to primary and secondary oil recovery projects, which account for approximately 84% of our proved undeveloped reserves, will be developed within five years from their initial booking date.

Low pressure gas compression projects in Loma La Lata, which account for the remaining approximately 16% of our proved undeveloped reserves as of December 31, 2013, continue their scheduled development. We estimate that the first stage of these projects will be developed within five years from their initial booking. We estimate that the last compression stage, which accounts for approximately 6% of our proved undeveloped reserves as of December 31, 2013 (representing approximately 2% of our proved reserves as of such date), will be developed within approximately seven years from its booking date according to expected compression needs based on current (and consequently expected) reservoir behavior.

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

The 20% total reduction in net proved undeveloped reserves in 2012 is mainly attributable to:

–	Successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 43 mmboe to proved developed reserves.

–	Negotiation of the extention of exploitation concessions in the provinces of Santa Cruz, Salta and Tierra del Fuego (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government Exploration and Production) which added 30 mmboe of proved undeveloped reserves, mainly due to scheduled proved undeveloped projects.

–	Downward revision of approximately 24 mmboe of unconventional reserves.

YPF’s total capital expenditure to advance the development of reserves was approximately U.S.$1,738 million during 2012, of which U.S.$391 million was allocated to projects related to proved undeveloped reserves.

As of December 31, 2012, we estimate our proved undeveloped reserves related to gas wells and to primary and secondary oil recovery projects, which account for approximately 81% of our proved undeveloped reserves, will be developed within five years from their initial booking date.

Low pressure gas compression projects in Loma La Lata, which account for the remaining approximately 19% of our proved undeveloped reserves as of December 31, 2012, continue their scheduled development. We estimate that the first stage of these projects will be developed within five years from their initial booking. We estimate that the last compression stage, which accounts for approximately 9% of our proved undeveloped reserves as of December 31, 2012 (representing approximately 2% of our proved reserves as of such date), will be developed within approximately seven years from its booking date according to expected compression needs based on current (and consequently expected) reservoir behavior.

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

Where applicable, the volumetric method is used to determine the original quantities of petroleum in place. Estimates are made by using various types of logs, core analysis and other available data. Formation tops, gross thickness and representative values for net pay thickness, porosity and interstitial fluid saturations are used to prepare structural maps to delineate each reservoir and isopachous maps to determine reservoir volume. Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate the original hydrocarbon in place.

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

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF. This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Control Direction (“RCD”) is separate and independent from the Exploration and Production segment. RCD’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RCD are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the FASB, and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RCD is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil, NGLs, and natural gas. In addition, the RCD is also responsible for providing training to personnel involved in the reserves estimation and reporting process within YPF. The RCD is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RCD staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RCD are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Control Director, who has headed the RCD since January 2013, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. The current director has over 18 years of experience in geology and geophysics, reserves estimates, project development, finance and general accounting regulation. In the six years prior to becoming the Reserves Audit Director, he was Regional Director responsible for the operation and development of YPF’s operated fields at the Cuyana and North of Neuquina Basins, in western Argentina. He holds a degree in geology from the National University of Tucumán, and postgraduate courses at IAE Austral University. Consistent with our internal control system requirements, the Reserves Control Director’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RCD of changes in proved reserves submitted by the Exploration and Production business units and associated with properties where technical, operational or commercial issues have arisen.

(d)	A Quality Reserve Coordinator (“QRC”) is assigned to each Exploration and Production business unit of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 10 years of practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimate and evaluation of reserves information, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our internal audit team examines the effectiveness of YPF’s financial controls, which are designed to ensure the reliability of reporting and safeguarding of all the assets and examines YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three year cycle; and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to a third party reserves audit, YPF’s proved reserves figures have to be within 7% or 10 mmboe of the third party reserves audit figures for YPF to declare that the volumes have been ratified by a third party reserves audit. In the event that the difference is greater than the tolerance, YPF will re-estimate its proved reserves to achieve this tolerance level or should disclose the third party figures.

YPF has adopted the above-mentioned procedure by approving the corresponding internal policy (the “Policy”). The Policy establishes an annual close of reserves in the third quarter (that is, September 30 of each year) for an auditing process. As a result, YPF is able to have the information prepared by the time the Company must report to the markets. YPF only audits reserves in the fourth quarter in exceptional cases that could materially modify YPF’s reserve volumes. Examples of these cases include changes as a result of projects, changes in planned activities, well performance and ongoing negotiations.

In 2014, DeGolyer and MacNaughton audited certain YPF operated and non-operated areas in the Austral, Neuquina, Golfo San Jorge, Noroeste, Cuyana, Anadarko and Gulf of Mexico Basins. These audits were performed as of September 30, 2014, with the exception of areas corresponding to YSUR group, Maxus group, and Lindero Atravesado, Señal Picada, Magallanes and Cañadón Yatel areas, all of which were audited as of December 31, 2014, as a result of term of concession extension and joint ventures negotiations, and changes in planned activities, which occurred after September 30, 2014, and due to the volumes of reserves involved. See “—Exploration and Production Overview—Main Properties.”

Audited fields as of September 30, 2014 contain in aggregate, according to our estimates, 330 mmboe proved reserves (35 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 28% of our proved reserves and 13.4% of our proved undeveloped reserves as of September 30, 2014. There were no changes in reserves associated with any subsequent events relating to well performance or the results of wells drilled which resulted in a material change in the reserves not otherwise audited as of September 30, 2014 but subsequently disclosed as of December 31, 2014. A copy of the related reserves audit report is filed as an exhibit to this annual report.

In addition, fields that were subject to audits or evaluations, as the case may be, as of December 31, 2014, contain an estimated aggregate 221.6 mmboe of proved reserves (58.6 mmboe of which were proved undeveloped reserves), which represented approximately 18.3% of our proved reserves and 19.1% of our proved undeveloped reserves as of December 31, 2014. Copies of the related reserves audit reports and reserves estimate report are filed as an exhibit to this annual report.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2013. Estimates of our oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC’s guidance contained in this annual report; and (iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

Oil and gas production, production prices and production costs

The following table shows our crude oil (including oil and condensate), NGL, and gas production on an as sold and annual basis for the years indicated. In determining net production, we exclude royalties due to others, whether payable in cash or in kind, where the royalty owner has a direct interest in such production and is able to make lifting and sales arrangements independently. By contrast, to the extent that royalty payments required to be made to a third party, whether payable in cash or in kind, are a financial obligation or are substantially equivalent to a production or severance tax, they are not excluded from our net production amounts despite the fact that such payments are referred to as “royalties” under local rules. This is the case for our production in Argentina, where royalty expense is accounted for as a production cost.

Oil and Condensate Production(1)	2014	2013	2012
	(mmbbl)
Consolidated Entities
South America
Argentina	89	84	82
North America
United States	*	*	1

Total Consolidated Entities	89	84	83
Equity-Accounted Entities
South America
Argentina	—	—	—
North America
United States	—	—	—

Total Equity-Accounted Entities	—	—	—
Total Oil Production(2)	89	84	83

NGL Production(1)	2014	2013	2012
	(mmbbl)
Consolidated Entities
South America
Argentina	18	18	17
North America
United States	—	—	—

Total Consolidated Entities	18	18	17
Equity-Accounted Entities
South America
Argentina	—	*	*
North America
United States	—	—	—

Total Equity-Accounted Entities	—	*	*
Total NGL Production(3)	18	18	17

Natural Gas Production(1)	2014	2013	2012
	(bcf)
Consolidated Entities
South America
Argentina	470	372	366
North America
United States	1	1	1

Total Consolidated Entities	471	373	367

Equity-Accounted Entities
South America
Argentina	—	5	10
North America
United States	—	—	—
Total Equity-Accounted Entities	—	5	10

Total Natural Gas Production(4)(5)	471	378	377

Oil Equivalent Production(1)(6)	2014	2013	2012
	(mmboe)
Consolidated Entities
Oil and Condensate	89	84	83
NGL	18	18	17
Natural Gas	84	66	65
Equity-Accounted Entities
Oil and Condensate	—	—	—
NGL	—	*	*
Natural Gas	—	1	2

Total Oil Equivalent Production	191	169	167

*	Not material (less than 1).
(1)	Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 15% of our total proved reserves expressed on an oil equivalent barrel basis. Oil and condensate production in these fields was approximately 5, 5, and 5 mmbbl for the years ended December 31, 2014, 2013 and 2012, respectively. NGL production in these fields was approximately 8, 9 and 10 mmbbl for the years ended December 31, 2014, 2013 and 2012, respectively. Natural gas production in the Loma La Lata field was 138, 110 and 159 bcf for the years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Crude oil production for the years ended in December 31, 2014, 2013 and 2012 includes an estimated approximately 13, 12 and 11 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of crude oil in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax is not material.
(3)	NGL production for the years ended in December 31, 2014, 2013 and 2012 includes an estimated approximately 2, 3 and 2 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of NGL in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.
(4)	Natural gas production for the years December 31, 2014, 2013 and 2012 includes an estimated approximately 60, 47 and 48 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.
(5)	Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in Note 15 to the Audited Consolidated Financial Statements “Supplemental information on oil and gas exploration and production activities (unaudited)—Oil and Gas Reserves” include volumes consumed in operations).
(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

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

The following table sets forth the average production costs and average sales price by geographic area for 2014, 2013, and 2012:

Production costs and sales price	Total	Argentina	United States
	(Ps./boe)
Year ended December 31, 2014
Lifting costs	122.44	122.26	235.99
Local taxes and similar payments(1)	11.43	11.44	—
Transportation and other costs	15.06	15.03	31

Average production costs	148.93	148.74	266.99

Average oil sales price	594.02	593.34	724.77
Average NGL sales price	188.87	187.70	364.23
Average natural gas sales price	111.08	111.03	192.58
Year ended December 31, 2013
Lifting costs	88.02	88.02	88.52
Local taxes and similar payments(1)	5.55	5.58	—
Transportation and other costs	19.89	19.88	21.96

Average production costs	113.46	113.48	110.48
Average oil sales price	393.62	392.77	541.74
Average NGL sales price	114.05	112.90	252.27
Average natural gas sales price	72.39	72.37	108.12
Year ended December 31, 2012
Lifting costs	66.22	65.89	65.09
Local taxes and similar payments(1)	3.24	3.26	—
Transportation and other costs	19.50	19.51	17.54

Average production costs	88.97	88.66	82.63

Average oil sales price	288.71	317.11	466.75
Average NGL sales price	110.29	108.12	379.60
Average natural gas sales price	54.78	60.33	92.12

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps. 45.51 per mmboe, Ps.32.77 per boe and Ps. 25.10 per boe for the years ended December 31, 2014, 2013 and 2012, respectively.

Drilling activity in Argentina

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina	For the Year Ended December 31,
	2014	2013	2012
Gross wells drilled(1)
Exploratory Productive	35	38	33
Oil	20	30	27
Gas	15	8	6
Dry	8	3	5

Total	43	41	38

Development Productive	861	728	468
Oil	725	664	455
Gas	136	64	13
Dry	4	2	2

Total	865	730	470

Net wells drilled(2)
Exploratory Productive	30	29	24
Oil	17	25	21
Gas	13	4	3

Dry	5	3	4

Total	44	32	28

Development Productive	708	679	441
Oil	592	624	430
Gas	116	55	11
Dry	4	2	1

Total	712	681	442

(1)	“Gross” wells include all wells in which we have an interest. In addition to wells drilled in Argentina, we participated in the drilling of the following “gross” wells in North America: one development oil well in 2014 with positive result, which belongs to the Neptune off shore project GOM (first oil January 2015). In 2012, we completed a side-track of an off-shore development well not in production for technical reasons and a successful workover of an off-shore development well.
(2)	“Net” wells equals gross wells after deducting third-party interests. In addition to wells drilled in Argentina, “net” wells were not drilled in North America.

Exploration & Production Activity in Argentina

During 2014, our main exploratory and development activities in Argentina have had the following principal focus:

1.	Operated Areas - Exploratory Activities

During 2014, our main exploratory activities in Argentina were principally focused on:

1.1 Onshore:

•	Unconventional activities:

We continued with the regional exploration of the Vaca Muerta formation, oriented towards the characterization of productivity of the shale oil, wet gas and dry gas in different areas of the basin.

Having completed the exploration phase, we obtained 35-year exploitation permits for the La Amarga Chica and Bajada de Añelo blocks. See “Exploration and Production—Main Properties”.

•	Shale oil:

Neuquina Basin. Exploration continued along the shale oil strip, in an attempt to define intermediate control points of productivity, all while complying with the contractual commitments of the exploratory Joint Operation Agreements (“JOAs”) of the second and third bidding rounds in the province of Neuquén.

We obtained positive results in wells drilled in the Cerro Avispa, Bajada de Añelo and El Manzano Oeste blocks. These wells confirmed the productivity of the Vaca Muerta formation at various points of the basin.

Continuing the exploration of different source rocks, the Filo Morado xp-40 well was completed. It is the first YPF well in the Agrio formation, as a shale oil reservoir.

Golfo San Jorge Basin. During 2014, the El Trebol xp-914 well was completed with positive results as an unconventional resource play in the D-129 formation.

•	Shale gas:

Neuquina Basin. During 2014, we focused on the regional definition of the shale gas strip area obtaining positive results in the Cerro Partido (operated by YPF SA) block. Data integration is in progress to define sweet spot distribution.

•	Conventional activities:

•	Neuquina Basin:

Tight gas: Exploration of the Basin Center Gas System started with the Lajas Este.x-1 well in the Loma La Lata—Sierra Barrosa block, with positive exploratory results. We also completed well RDMS x-1 in the Rincón de Mangrullo block in the Mulichinco formation.

Positive results were obtained in eleven exploration wells targeting conventional reservoirs in the following blocks:

¡	Los Caldenes (oil)
¡	Paso de las Bardas Norte (oil)
¡	Bajo del Piche (gas / oil)
¡	Llancanelo R (oil)
¡	Cañadon Amarillo (oil)
¡	Loma la Lata - Sierra Barrosa (gas)
¡	Señal Cerro Bayo (gas)
¡	Chachahuen Sur (oil)

•	Golfo San Jorge Basin:

We continued exploration activity targeting conventional oil and gas reservoirs in the Golfo San Jorge Basin. Positive results were obtained in seven exploration wells in the following blocks:

¡	Restinga Alí (gas)
¡	Cerro Piedra - Cerro Guadal Norte (oil)
¡	Los Perales-Las Mesetas (oil)
¡	Manantiales Behr (gas)

•	Cuyana Basin:

We restarted the exploration activity in Cuyana Basin with positive results in the Vizcacheras block.

•	Bordering areas:

Los Tordillos Oeste block (located in the province of Mendoza): Starting with the analysis of the 3D seismic data obtained during the last quarter of 2010, we established the location of two exploratory wells, in association with Sinopec Argentina (formerly Occidental Exploration and Production Inc.), with YPF and Sinopec Argentina each holding a 50% working interest in the project. During 2014, the Los Retoños x-1 well was drilled, and completion is scheduled for first quarter of 2015. Drilling of the second well, Chañar Brea x-1, began in January 2015.

Gan Gan (CCA-1) block: In early 2013, Wintershall Energía (holder of a 25% working interest in the project) informed us (as holder of a 75% working interest in, and operator of, the project) that Wintershall Energia intended to withdraw from the joint venture. We decided not to continue with the second exploratory period and, as a result, the block was relinquished to the province of Chubut.

CGSJ V/A block: We (as holder of a 75% working interest in the project) and Wintershall Energía (as holder of a 25% working interest in the project) informed the Chubut province authorities of our decision to relinquish the block due the lack of exploration potential. During 2014, the block was relinquished to the province.

1.2 Offshore:

•	According to the amendments to the Hydrocarbons Law adopted by Law No. 27,007, all exploration permits owned by ENARSA will be transferred to the Secretariat of Energy. YPF currently participates in three offshore blocks in association with ENARSA (E1 block: YPF 35%, E2 block: YPF 33% and E3 block: YPF 30%) with a total acreage of 23,700 km2. Within six months after the Law No. 27,007 was published, we plan to initiate negotiation of the new terms and conditions. As of December 31, 2014, we do not have registered assets in these blocks. See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law” for a description of new terms which applied to new production concessions or exploitation permits.

2.	Operated Areas - Development activities

During 2014, our development activities in Argentina were mainly focused on the following regions:

2.1	Neuquén—Río Negro

•	Neuquén YPF Concession:

Aguada Toledo—Sierra Barrosa area: As part of our strategy to maximize oil production, we continued working on secondary recovery efforts drilling 36 production wells, eight water injectors and 21 injector conversion wells. We built and refurbished facilities to increase the injection and production evacuation capacity of the field. These efforts were reflected in the fourth quarter of 2014, when the average water injection reached 9,600 cm/d, (compared to 7,920 cm/d in the first quarter of 2014). Water injection is expected to reach 16,000 cm/d in 2015. Also, for the next year certain studies based on increased waterflooding of the reservoir area, considering a water injection volume of 2,200 cm/d, would potentially allow the recovery of an additional 3.2 mmboe of oil.

In 2014, petroleum tests yielded positive results in a calcareous horizon along the entire Aguada Toledo-Sierra Barrosa field. YPF plans to continue the delineation of this play through six horizontal and vertical delineation wells in 2015.

Regarding tight gas, development of Segment 5 in the Lajas formation continued in the Aguada Toledo field. In this area, 44 drilled wells allowed an increase of gas production from 2.4 mmcm/d to 4.1 mmcm/d. We expect to begin an additional stage of development through infill and horizontal wells, which would allow us to substantially increase the reservoir area.

To confirm the potential of the Lajas formation in the Aguada Toledo-Sierra Barrosa field, we drilled tight gas appraisal wells in Segment 2 over the North Barrosa structure confirming gas along all drilled Lajas sections.

Octógono block: nine development wells were completed. The average production in this area was approximately 2,312 bbl/d as of December 31, 2014.

El Cordón field: regarding conventional gas formations we continued drilling through five delineation and development wells. As of December 2014, the gas production rate was 250,000 cm/d, an increase of 150% compared to December 2013.

To confirm the potential of the Lajas formation in this field we drilled tight gas appraisal wells in Segment 3 confirming gas along all drilled Lajas sections.

Bardita Zapala area: three development wells were drilled targeting the Tordillo formation, two of which were completed during 2014 with average oil production of 270 bbl/d by the end of 2014. The third well was completed during January 2015. Besides drilling activities, during 2014 we drilled a workover at the BZ-18 well, which opened a new faulted area and allowed us to test oil in the Tordillo formation. As a result, we drilled a step out well in 2014.

Barda Gonzales area: during the second half of 2014 five wells were drilled (BG-1077, BG-1080, BG-1083, BG-1065 and BG-1078). The target for the first three wells were the Quintuco/Mulichinco formations and as a secondary objective the lower member of the Centenario formation. The wells were completed during 2014 with an average oil production 37.5 bbl/d by December 2014 per well. The BG-1065 and BG-1078 wells were drilled targeting the Mulichinco and upper and lower Centenario formations, and were completed in January 2015. The development in 2015 will continue studying the extension of this area.

Guanaco area: three wells were drilled during 2014, up to 3,350 meters in the Guanaco Deep area, targeting the Precuyano and Basamento formations as primary objectives, and the Lotena and Lajas formations as secondary objectives. Two of them, GU-1185 and GU-1196, were completed in 2014 with an average oil production of 9 bbl/d by the end of December 2014. The Guanaco Deep area has 26 wells drilled up to date. Due to the results of the current drilling campaign, several actions are being taken in order to improve the production in this zone. During 2015, we expect to drill one more development well in Guanaco Deep and one step out well in the North zone of Guanaco Centro.

Anticlinal Campamento area: one well was drilled to the Precuyo formation and because of its structural position, we will not continue drilling in this zone. The results were not as expected, and the average gas production was 5,500 mcm/d.

Ranquil Co area: two wells were drilled targeting the Precuyo formation. In the RCO-1054 well we obtained an average gas production of 80,000 mcm/d and in the RCO-1053 well we obtained an average gas production of 5,500 mcm/d. In the east part of the area, we are planning to develop new drilling opportunities in 2015.

Neuquen YPF Concession

1 Aguada de Castro; 2 Aguada Pichana; 3 Aguada Villanueva; 4 Al Norte de La Dorsal; 5 Al Sur de La Dorsal I; 6 Al Sur de La Dorsal Ii; 7 Al Sur de La Dorsal Iii; 8 Al Sur de La Dorsal Iv; 9 Al Sur De La Dorsal V; 10 Al Sur De La Dorsal Vi; 11 Al Sur de La Dorsal Vii; 12 Anticlinal Campamento; 13 Apon; 14 Bajada de Añelo; 15 Bajo Del Toro; 16 Bandurria; 17 Buta Ranquil I; 18 Buta Ranquil Ii; 19 Cerro Arena; 20 Cerro Avispa; 21 Cerro Bandera; 22 Cerro Hamaca; 23 Cerro Las Minas; 24 Cerro Partido; 25 Chapua Este; 26 Chasquivil; 27 Chihuido de La Salina Sur; 28 Chihuido de La Sierra Negra; 29 Corralera; 30 Cortadera; 31 Dadín—Lote I; 32 Dadín—Lote Ii; 33 Dadín—Lote Iii; 34 Don Ruíz; 35 Dos Hermanas; 36 El Orejano; 37 El Portón; 38 El Santiagueño; 39 Filo Morado; 40 Huacalera; 41 La Amarga Chica; 42 La Banda; 43 La Calera; 44 La Ribera I; 45 La Ribera Ii; 46 Las Manadas (Calandria Mora); 47 Las Tacanas; 48 Lindero Atravesado; 49 Loma Amarilla; 50 Loma Campana; 51 Loma del Mojón; 52 Loma Del Molle; 53 Loma La Lata—Sierra Barrosa; 54 Los Candeleros; 55 Mata Mora; 56 Meseta Buena Esperanza; 57 Octogono; 58 Ojo De Agua; 59 Pampa de Las Yeguas I; 60 Pampa de Las Yeguas Ii; 61 Paso de Las Bardas Norte; 62 Puesto Hernandez; 63 Rincón Del Mangrullo; 64 Río Barrancas; 65 Salinas del Huitrin; 66 San Roque; 67 Santo Domingo I; 68 Santo Domingo Ii; 69 Señal Cerro Bayo; 70 Señal Picada—Punta Barda; 71 Volcán Auca Mahuida

Loma de la Lata area: our main gas producing field. We continued with four infill wells, plunger lift and wellhead compressions aiming at declines below 10% per year (compared to an average of 13% per year in the 2011/12 period). During 2014 and 2013, the average production rate was 11.4 million cm/d and 12.0 million cm/d respectively, showing decline rates of 8.8% and 4.0% respectively.

To confirm the potential of the Lajas formation in this field we drilled one tight gas appraisal well in Segment 7 that confirmed gas in this formation with a low rate, which is currently under evaluation.

Puesto Hernandez block: During January 2014 YPF acquired the remaining 38.45% interest in the Puesto Hernandez block from Petrobras, and became the sole owner of the block. Previously YPF had a 61.55% interest. Since April 1, 2014 YPF has been the operator of the block. Puesto Hernandez is located in the provinces of Neuquén and Mendoza, and covers an area of 147 km2, its operations began in 1967 and as of December 31, 2014, it produces 9,700 bbl/d of Medanito crude.

On January 1, 2015, as a result of a transaction with Gas y Petróleo del Neuquén (“G&PN”) (see “—Exploration and Production Overview—Main properties”) the following hydrocarbon concessions were transferred to G&PN: Bajo Baguales, Neuquen del Medio, Cutral Co Sur, Loma Negra NI, Collon Cura Block I and Puesto Cortadera. In return, YPF received a 100% working interest participation, in the Bajada de Añelo block. The combined production of the concessions transferred by YSUR was 254 bbl/d and 534 mcm/d. For more information, see “—Main properties”.Additionally, as a result of the transaction between YPF and Pluspetrol S.A. executed on March 12, 2014, the following hydrocarbon concessions were transferred to Pluspetrol: La Calera (100% working interest), Aguada Villanueva (100% working interest) and the Meseta Buena Esperanza (75% working interest). In addition, the following participations in exploration blocks were also transferred to Pluspetrol S.A.: Chasquivil Sur (45% working interest), Las Tacanas Sur (45% working interest), Salinas del Huitrin (45% working interest) and Cerro Arena (20% working interest). For more information, see “—Main properties”.

•	Rio Negro YPF Concession:

In December 2014 YPF and Río Negro province signed an agreement to extend some of the Company’s concessions in such province for ten additional years. See “Item 4. Information on the Company—Exploration and Production.” The agreement includes the following eight blocks: Señal Picada-Punta Barda, Barranca de los Loros, El Medanito, Bajo del Piche, Los Caldenes, Estación Fernández Oro and El Santiagueño. They produce nearly 12.5 mbbl/d of oil and 1.83 mmcm/d of gas as of December 31, 2014.

Chihuido de la Sierra Negra block: during 2014 the activities related to enhanced oil recovery projects continued. An integrated reservoir study and laboratory tests were completed during 2013 and a single well chemical tracer test is scheduled to be performed during first quarter of 2015. If the test is positive, a pilot well will be drilled in 2016.

Volcán Auca Mahuida and Las Manadas blocks: we continued with the appraisal and development of the Centenario and Mulichinco formations. Six new wells were completed during 2014. We had one dry gas well and five oil wells, with an average oil production of 135 bbl/d per well as of December 2014. Further appraisal and development wells are scheduled to be drilled in 2015.

Los Caldenes block: we drilled and completed in March 2014 one exploration well with an initial oil production of 191 bbl/d (32° API) from the Sierras Blancas formation. It was the first well drilled in the block since 1999. The block covers an area of 115.3 km2 and its last production date was February 2011. Considering this highly successful well, we initiated an appraisal campaign in the block with two appraisal wells drilled and completed between August and November 2014. The block oil production average was 151 bbl/d as of December 31, 2014. Further drilling activity is scheduled for 2015.

Cerro Hamaca Noroeste block: the northwest area was discovered in late 2012 and during 2014 we continued with the appraisal and development campaign of the Rayoso formation. Thirteen wells were drilled and ten of them completed in 2014. As of December 2014, the field average oil production was 390 bbl/d, approximately 50% higher than previous year (December 2013). Fifteen wells are scheduled for 2015. Water injection is also scheduled to begin in 2015.

Estación Fernandez Oro block: four development gas wells were drilled targeting the Lajas formation, with an average gas production of 55 mmcm/d and an average oil production of 100 bbl/d per well as of December 2014. The development of the gas field will continue during 2015, focusing on drilling activity. Four drilling rigs are planned for development during the second half of 2015.

Los Ramblones area: two oil wells were drilled at the last quarter of 2014, one of which had average oil production of 148 bbl/d as of December 2014 while the other had no production.

Señal Picada-Punta Barda block: during 2014 we continued with the optimization of existing waterflooding projects in the Señal Picada area. Twenty-three new wells were drilled and workovers in existing wells were also performed. In the Punta Barda area we started an appraisal campaign to extend the proved reserves area. Four wells were drilled in the Loma Montosa formation. As a result of these encouraging results , four new appraisal wells will be drilled in 2015.

Rio Negro YPF Concession

2.2	Mendoza

•	Mendoza Norte YPF Concession:

During 2014 we continued drilling wells and workovers, focused on the development of new areas and performing primary and secondary recovery in mature oil fields. The most important activities are described below:

Barrancas block: We performed optimizing waterflooding activities, including workovers of production and injector wells. Appraisal well B.a-508 located in northwest zone of the field delivered a positive result. This result creates new opportunities in this zone of the field notwithstanding poorer petrophysical properties regarding Barrancas CRI main field.

Ugarteche area: After 13 years, drilling activity has been revitalized with appraisal well drilling U.a-140. This well is producing from the Rio Blanco formation.

Estructura Cruz de Piedra area: We continued the field development plan, including five workovers and three new development wells. The good results obtained support the proposed activity for 2015.

La Ventana block: We renegotiated the La Ventana consortium with Sinopec, extending the concession through 2027 and changing the ownership percentages. As of November 1, 2014 YPF´s participation in this area increased from 60% to 70% and Sinopec now holds a 30% working interest. After reaching this new Joint Operating Agreement (JOA), we re-started the drilling of infill and replacement wells and the appraisal and development of the Punta de las Bardas Sur field. These two projects combined resulted in six new wells drilled and five workovers during 2014.

Vizcacheras Oeste field—Papagayos formation: We continued the optimization and infill drilling projects during 2014. Under these two projects we drilled 13 new wells and performed 13 workovers, almost completing the primary production development of Vizcacheras Oeste field.

Llancanelo block: Four horizontal wells were drilled involving two production formation targets. This successful activity should allow us to drill six new wells during 2015.

Valle del Río Grande block: We performed appraisal and development activities in fractured reservoirs during 2014. Appraisal well LVo.-9 (Los Volcanes) from the Pre Cuyo formation demonstrated positive results.

Cerro Fortunoso block: A water treatment plant was installed to treat a maximum rate of 4,500 m3/d of injection water. We continued the waterflooding development plan including seven conversions of producers to injectors and one new injector well.

Mendoza Norte YPF Concession

•	Mendoza Sur YPF Concession:

During 2014 we remained focused on the development of new areas and on the secondary recovery in mature oil fields. We have described the most important activities below:

Desfiladero Bayo area: We drilled twelve development wells and two appraisal wells in the Rayoso, Troncoso and Agrio formations in line with the development plan. We began a polymer injection pilot, drilled one producer and two injector wells, in addition to completing six workovers. Furthermore, pilot facilities are under construction with the objective of beginning polymer injection in June 2015.

Chachahuen Sur block: We drilled 15 development wells and six appraisal wells in the Rayoso formation. Additionally, we obtained positive results from appraisal wells drilled in the northeast and southwest zones of the block.

Cañadón Amarillo block: We drilled four development wells and three appraisal wells in certain deep formations (Grupo Cuyo, Barda Negra and Tordillo) to continue the development of the north area in the Cañadón Amarillo block. We received positive results from appraisal wells drilled in the southwest zones of the north area.

El Portón block: We drilled two development wells in the Troncoso formation and an appraisal well in the Quintuco, Vaca Muerta and Mulichinco formations. Additionally, we received positive results from an appraisal well drilled in the north area of the block.

Mendoza Sur YPF Concession

2.3	Chubut

The oil production of the blocks operated by YPF in the Chubut province surpassed historic levels, achieving a 7% increase in total oil production in 2014 compared to 2013. In addition, wellhead gas production increased 15% in 2014 compared to 2013.

Manantiales Behr block: we drilled 41 wells in 2014 among three main oil fields, La Carolina, El Alba and Grimbeek, with mainly positive results. Additionally, we completed 54 workovers for primary oil also with positive results.

The polymer injection pilot project at the Grimbeek field started in 2013 with a standard water flooding approach and is currently at an advanced stage, with good production results. We expect to initiate polymer injection when secondary oil recovery is stabilized, during the first quarter of 2015.

The medium-term focus on the Manantiales Behr block is to extend water flooding projects along the field in order to sustain production growth, starting with facilities developments during 2015.

As a result of the activities described oil production from the Manantiales Behr concession increased by nearly 7% compared to 2013.

Chubut YPF Concession

El Trébol—Escalante block: oil production increased by approximately 11% during 2014 compared to 2013 based on 48 new wells drilled and 57 workovers, within waterflooding optimization projects and delineation of deeper structures.

Zona Central—Cañadón Perdido block: located around the urban area of Comodoro Rivadavia, maintained the 2013 oil production level, due to the Bella Vista Sur project, one of the most productive structures in the basin.

Restinga Alí block, located on the coast between the urban area and the sea, was reactivated, producing more than 625 bbl/d oil production in December 2014, with very promising development prospects in shallow water off-shore projects.

2.4	Santa Cruz

During 2014, we implemented 21 integral development projects across five major development areas in the province of Santa Cruz (Las Heras, El Guadal, Los Perales, Pico Truncado and Cañadon Seco), comprising a total portfolio of thirty-one projects. The main projects include the following reserve areas: Cañadón Escondida, Cerro Grande, Seco León, Los Perales, Cañadon Yatel and El Guadal, with 269 wells drilled (221 oil wells, 46 injectors and two advanced wells), 430 workovers and associated facilities.

The main objectives of these integral projects are:

¡	Comprehensively developing the areas through the drilling of new wells.

¡	Acquiring the necessary information with electrical logs, rotated plugs and well testing.

¡	Increasing the recovery factor with new enhanced oil recovery projects.

¡	Increasing water injection to improve the sweep efficiency.

¡	Extending horizontal and vertical limits with new appraisal and exploration wells.

¡	Providing development support through the appropriate surface facilities.

Santa Cruz YPF Concession

2.5	Tierra del Fuego

On October 10, 2014, the extension of concessions of the CA7, Los Chorrillos, Lago Fuego and Tierra del Fuego areas was finally approved pursuant to Provincial Law No. 997 and 998.

The Tierra del Fuego block (100% working interest) was extended until November 14, 2027, Los Chorrillos block (100% working interest) until April 18, 2026 and Lago Fuego block (100% working interest) until November 6, 2027.

During 2014, no drilling activity was performed in the Tierra del Fuego province. Base production was maintained through workover activity. Additionally , we improved our facilities to reduce the gas back pressure at the gathering system and improved wells productivity mainly through the installation of plunger lift system at San Sebastian field.

In the Tierra del Fuego province, 22 recompletions were executed during 2014, 12 of which were executed at the San Sebastian field, focused mainly on gas production. The rest of the activity was focused on oil production at the north and south. In both cases, the Springhill formation was the target area.

Tierra del Fuego YPF Concession

3.	Non-operated areas

•	Exploration activities:

We obtained positive results in unconventional exploration wells drilled in San Roque and Aguada Pichana (operated by Total S.A.) blocks, confirming the productivity of Vaca Muerta formation in these areas.

Also positive results were obtained in exploration wells targeting conventional oil reservoirs in the CNQ7/A and CNQ7 blocks, both operated by Pluspetrol.

•	Development activities:

El Tordillo and La Tapera-Puesto Quiroga blocks: Beginning in January 2014, under an agreement that YPF signed with Chubut as part of the negotiation of the extension of YPF concessions in that province, YPF transferred 41% of its working interest in the JV’s ET/LT-PQ to Petrominera Chubut S.E. As a result, the new participation of YPF in the JV is 7.196%.

Magallanes block: On November 17, 2014, we agreed to extend the joint venture contract with ENAP Sipetrol Argentina S.A. in the Magallanes block. The objective of this agreement was to extend the rights and obligations of ENAP in the original joint venture agreement and confirm its role as operator, maintaining its 50% share until the end of concession. This agreement was subject to ENAP’s decision to continue with the incremental project and make additional investments to increase production in September 2015.

Aguada Pichana block: operated by Total S.A. and in which YPF holds a 27.23% working interest.

Tight gas projects: during 2014, we continued tight gas development in different areas of the block and ten wells were drilled. Six of them are in production or waiting to put into production, two are completed and two of them were abandoned.

Production improvements: we continued to maintain or improve field daily production and continuing the campaign initiated during the first half of 2013, under which seven velocity strings and twelve capillary strings were stated, five wells were refractured and three workovers were conducted. Likewise, production in the northern area of Aguada Pichana was changed to low pressure operation mode with the objective to increase production and ultimate recovery.

Unconventional: we completed drilling the pilot of unconventional development in which the consisted of six horizontal wells. In the second half, the completion stage began, which consists of ten fractures by well and treatment facilities. During the last quarter of 2014, we began the second stage of the unconventional development pilot drilling.

San Roque block: operated by Total S.A. and in which YPF holds a 34.1% working interest:

Conventional: the BdT.e-1 well was drilled with positive results.

Production improvements: three workovers, one capillary string, one acidification and three other wells were repaired. In addition, 2.6 kilometers of uptake natural gas pipelines were tended.

Unconventional: the SR.e-1005 horizontal well began production during 2014.

Lindero Atravesado block: operated by Pan American Energy LLC and in which YPF holds a 37.5% working interest. Drilling of eighteen wells were completed and all are in production. This is a tight gas reservoir project targeting the Lajas formation and includes 104 wells. The project also includes building the corresponding field facilities.

Acambuco block—Macueta field: the Mac.e-1004 (d) well was drilled with positive results. This project began in September 2013 and was finished in November 2014. This is a multi-horizontal well with two targets: one deeper in the Icla formation, (5,499 meters total depth) and the second in the Huamampampa formation (5,173 meters total depth). The well was tested in both levels, and produced gas and condensate with some water in Huamampampa. This well was the first in Argentina equipped with intelligent well control (“IWC”), which is composed of four control lines, one fiber optic line and bottom sensors.

Properties and E&P activities in rest of the world

1.	United States

During 2014, Maxus relinquished a total of seven blocks in the Green Canyon area, including three to the U.S. federal government and four to Murphy Oil.

As of December 31, 2014, we had mineral rights in 20 blocks in the United States territorial waters in the Gulf of Mexico, comprised of 17 exploratory blocks, with a gross surface area of 396 km2 (222 net to Maxus), and three development blocks, with a gross surface area of 69.93 km2 (10.48 net to Maxus ). Our U.S. subsidiaries’ net proved reserves in these areas as of December 31, 2014 was 2.253 mmboe. Our U.S. subsidiaries’ net hydrocarbon production in these areas for 2014 was 0.559 mmboe.

The Neptune field is located approximately 120 miles off the Louisiana coast in the deepwater region of the Central Gulf of Mexico. The field area is made up of the Atwater Valley 574, 575 and 618 blocks. Our indirect subsidiary Maxus U.S. Exploration Company has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and W&T Offshore (20%). BHP Billiton is the operator of the Neptune field and the associated production facilities. The Neptune reserves are being produced using a standalone, tension leg platform (“TLP”) located in the Green Canyon 613 block within 4,230 feet of water. Production began on July 8, 2008. The platform supports seven sub-sea development wells that are tied back to the TLP via a subsea gathering system.

In addition, YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. These contractual, financial and/or performance commitments are not material. Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings–Operations in the United States.”

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

Total commitments with respect to the awarded exploration blocks during the first exploratory period include the acquisition of 672 km2 of 3D seismic data and the drilling of 8 exploratory wells. Between 2013 and 2014, 679 km2 of 3D seismic data were registered. Exploratory wells are expected to be drilled in 2015.

3.	Colombia

Blocks COR12, COR14 and COR33 are located in the Cordillera Oriental Basin, which we operate pursuant to authorization by the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos, or “ANH”). Our working interest in these blocks ranges from 55% to 60%. The net acreage relating to our working interest in the blocks is 890 km2. As of the date of this annual report, we have requested approval from the ANH to farm out our working interest in the COR 12 and COR 33 blocks. YPF and its partners informed the ANH of their decision to relinquish the COR 14 block.

4.	Paraguay

In September 2011, we were awarded 100% of the Manduvira exploration permit. The area covers a surface of 15,475 km2 and is located in the eastern area of Paraguay, within the scope of the Chacoparaná Basin. Our main goal in this project is to explore unconventional resources. In September 2012, the one-year exploration period established by the Manduvira exploration permit expired. We requested a one-year extension of the exploration period from the Ministry of Public Works and Communications in order to finalize our initial exploration. In January 2015, the extension period expired and YPF informed the Ministry of its decision to relinquish the block.

5.	Uruguay

4.1 Deep Water Offshore—Punta del Este Basin:

•	Area 3: We own a 40% working interest in this area and act as operator, in partnership with Shell, which has a 40% working interest and took over Petrobras Uruguay’s participation and GALP, which has a 20% working interest. The permit expired on October 6, 2014 and an extension of the permit for 120 days was submitted to the application authority. As of the date of this annual report, the consortium is analyzing the option to access a second exploration period.

•	Area 4: YPF and Petrobras Uruguay as the operator, and GALP completely relinquished this area in April 2014.

4.2 Onshore:

In March 2012, we were awarded the entire Arapey exploration permit. The block has a surface area of 9,700 km2. Our main goal in this project is to explore unconventional resources. In March 2014, the permit expired and the block was relinquished.

6.	Ecuador

In October 2014, we signed a service contract with Petroamazonas, the national oil company of Ecuador, to optimize production in Yuralpa field. The 15-year agreement involves the drilling of at least ten wells, application of technologies for enhanced oil recovery (EOR) and performing activities to increase oil production in this field, located in Block 21 in the Amazonian province of Napo.

Additional information on our present activities

The following table shows the number of wells in the process of being drilled as of December 31, 2014.

	As of December 31, 2014
Number of wells in the process of being drilled	Gross	Net
Argentina	67	56.4
Rest of South America	—	—
North America	0	0
Total	67	56.4

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2014, we were not contractually committed to deliver material quantities of crude oil to third parties in the future.

As of December 31, 2014, we were contractually committed to deliver 15,037 mmcm (or 531 bcf) of natural gas in the future, without considering export interruptible supply contracts, of which approximately 9,017 mmcm (or 318 bcf) will have to be delivered in the period from 2015 through 2017. According to our estimates as of December 31, 2014, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and domestic natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Charges to income totaling Ps. 52 million, Ps. 174 million and Ps. 212 million have been recorded in 2014, 2013 and 2012, respectively, in connection with our contractual commitments in the natural gas export market.

Among the regulations adopted by the Argentine government, on June 14, 2007, the Argentine Secretariat of Energy passed Resolution No. 599/07, pursuant to which we were compelled to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). On January 5, 2012, the Official Gazette published Resolution S.E. No. 172, which temporarily extends the rules and criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria. On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

As a consequence of such agreement, YPF has not entered into any contractual commitment to supply natural gas to distribution companies. The purpose of the Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2014, supply requirements under the Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties. Additionally, on October 4, 2010, the National Gas Regulatory Authority (“ENARGAS”) issued Resolution No. 1410/2010, which approved the “Procedure for Applications, Confirmations and Control of Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing new and more severe priority demand gas restrictions on producers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We have appealed the validity of the aforementioned regulations and have invoked the occurrence of a force majeure event (government action) under our export natural gas purchase and sale agreements, although certain counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings—Argentina—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts.”

In addition, on May 3, 2012, the Expropriation Law was passed by the Argentine Congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. After the takeover of the Company by the new shareholders in accordance with the Expropriation Law. Our strategy intends to reaffirm our commitment to creating a new model of the Company in Argentina that aligns our objectives, seeking profitable and sustainable growth that generates shareholder value, with those of the country, thereby positioning YPF as an industry-leading company aiming at the reversal of the national energy imbalance and the achievement of hydrocarbon self-sufficiency in the long term.

To achieve the goals set forth above, we focus on: (i) the development of unconventional resources, which we see as a unique opportunity because a) the potential related to the existence of large volumes of unconventional resources in Argentina according to estimates of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). These initiatives have required and will continue to require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and acquire debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.”

Natural gas supply contracts

The Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. YPF’s principal supply contracts are briefly described below.

We were committed to supply a daily quantity of 125 mmcf/d (or 4 mmcm/d) to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three agreements which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries were interrupted from 2007. In connection with these contracts, the Company has renegotiated them through 2018 and has agreed to make investments, export gas and temporarily import certain final products, subject to approval by the relevant government authorities, which have been obtained. As of the date of this annual report, the Company is fulfilling the agreed commitments mentioned above. To the extent that the Company does not comply with such agreements, we could be subject to significant claims, subject to the defenses that the Company might have.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (or 10 mmcm/d) (designed capacity with compression plants)), including:

•	a 15-year contract signed in 1999 to supply 20% of the natural gas requirements of Colbun, an electricity company (approximately 11 mmcf/d or 0.3 mmcm/d); and

•	a 15-year contract signed in 2003 to supply 35 mmcf/d (or 1 mmcm/d) to Gas Valpo, a distributor of natural gas in Chile.

The contracts with Colbun and Gas Valpo were modified to become interruptible supply contracts.

We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d (or 2.63 mmcm/d) of natural gas to a Chilean distribution company (Innergy) that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d or 9 mmcm/d) connecting Loma La Lata in Neuquén, Argentina with Chile. The contract was modified reducing its deliver or pay obligation to 7.1 mmcf/d (or 0.2 mmcm/d).

We also have natural gas supply contracts with certain thermal power plants in northern Chile (Edelnor, Electroandina, Nopel and Endesa) utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d or 8.5 mmcm/d each) connecting Salta, Argentina to Northern Chile (Región II). The contracts with Edelnor and Electroandina were modified to become interruptible supply contracts.

With respect to Brazil, we entered into a 20-year supply contract in 2000 to provide 99 mmcf/d (or 2.8 mmcm/d) of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguaiana, Brazil (with a capacity of 560 mmcf/d or 15.8 mmcm/d). In May 2009, AESU notified us of the termination of the contract. We are currently in arbitration with AESU. See “Item 8. Financial Information—Legal Proceedings—Argentina—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts.”

Because of certain regulations implemented by the Argentine government, we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position. See “—The Argentine natural gas market” and “Item 8. Financial Information—Legal Proceedings.” As a result of actions taken by the Argentine authorities, through measures described in greater detail under “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas,” during recent years we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by gas transportation companies) that natural gas consumption in Argentina totaled approximately 1,744 bcf (or 48.601 bcm) in 2014. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 8.0 million as of October 31, 2014.

In 2014, we sold approximately 41% of our natural gas to local residential distribution companies, approximately 9% to Compressed Natural Gas end users, approximately 43% to industrial users (including our affiliates, Mega and Profertil) and power plants, less than 1% in exports to foreign markets (Chile) and 8% was consumed in YPF downstream operations. Sales are affected by increased consumption by residential consumers during winter months (June to August). During 2014, approximately 83% of our natural gas sales were produced in the Neuquina Basin. In 2014, our domestic natural gas sales volumes were 4% lower than those in 2013.

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

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina (approximately 66.5% as of December 31, 2014) are situated in the Neuquina Basin, which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand, but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments executed on June 29, 2006 provides for natural gas imports from Bolivia to Argentina to be managed by ENARSA. In May 2010, we accepted the offer made by ENARSA for the sale to us of a minimum amount of 2.5 mmcm/d (or 88.28 mmcf/d) of natural gas obtained by ENARSA from the Republic of Bolivia through initially May 1, 2011 and then extended through May 1, 2013.

In April 2013, quantity and price conditions were renegotiated with ENARSA. According to the new conditions, which expired on May 1, 2014, ENARSA undertook to sell us a minimum amount of 1.5 mmcm/d (or 52.97 mmcf/d) of natural gas during the winter of 2013 and 1.0 mmcm/d (or 35.31 mmcf/d) of natural gas during the summer of 2013 and 2014, at fixed seasonal prices. The offer also establishes an additional quantity of up to 2.5 mmcm/d (or 88.3 mmcf/d). The contract expired in May 2014 and was not renewed. ENARSA now sells such gas directly to the domestic market in the winter.

YPF has provided regasification services to ENARSA since May 2008. In 2011, YPF executed an extension to the Charter Party Agreement and a Regasification Services Agreement with Excelerate Energy to provide and operate a 151,000 cm (or 533,25 cf) regasification vessel moored at the Bahía Blanca port facilities, which allowed for the supply of up to 17 mmcm/d of natural gas (or 600.34 mmcf/d). In December 2013, as a result of the first automatic extension of 36 additional months already included in this Charter Party Agreement, the expiration date of such Agreement was extended to October 2018.

Since beginning its operations, the regasification vessel has converted liquefied natural gas (LNG) into its gaseous state (natural gas) in an approximate amount of 14.4 bcm (or 508.1 bcf), which has been injected into a pipeline which feeds the Argentine national network. Most of this volume was supplied during the peak demand period (i.e., winter). In 2014, natural gas injected into the network amounted to approximately 3.3 bcm (or 115.3 bcf).

YPF is the operator of UTE Escobar (a joint venture formed by YPF and ENARSA), which operates an LNG Regasification Terminal (“LNG Escobar”) located in the km 74.5 of the Paraná River. The LNG Escobar terminal has a floating, storage and regasification unit permanently moored at the new port facilities, for which UTE Escobar has executed agreements with Excelerate Energy to provide and operate a 151,000 cm (or 533,252 cf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 17 mmcm/d (or 600 mmcf/d) of natural gas. Since beginning its operations the total volume injected into the network by this vessel was 9.21 bcm (or 325.3 bcf). In 2014 natural gas injected into the network amounted to approximately 2.7 bcm (or 93.8 bcf).

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

Downstream

During 2014, our Downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets and also power generation and natural gas distribution.

The Downstream segment is organized into the following divisions:

•	Refining and Logistic Division;

•	Refining Division

•	Logistic Division

•	Trading Division

•	Marketing Division;

•	LPG General Division; and

•	Chemicals;

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 bbl/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2014, our crude oil production, substantially all of which was destined to our refineries, represented approximately 84.5% of the total crude oil processed by our refineries, while in 2013 it was 80.4%. Through our stake in Refinor, we also own a 50% interest in a 26,100 boe/d refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2014, 2013 and 2012:

	For the Year Ended December 31,
	2014	2013	2012
	(mmboe)
Throughput crude	106.0	101.4	105.5
Throughput Feedstock	4.2	4.1	3.0
Throughput crude and Feedstock	110.2	105.5	108.5
Production
Diesel fuel	40.3	38.8	41.5
Motor gasoline	22.4	23.1	23.1
Petrochemical naphtha	6.5	5.7	6.9
Jet fuel	6.1	6.1	6.6
Base oils	1.4	1.0	1.3

	For the Year Ended December 31,
	2014	2013	2012
	(thousands of tons)
Fuel oil	1715	1338	1295
Coke	746	803	916
LPG	638	607	589
Asphalt	185	198	195

During 2014, our global refinery utilization reached 90.9%, compared to 86.9% in 2013, both calculated over a nominal capacity of 319.5 mboe/d. See below for a description of certain considerations related to the incident that affected our La Plata refinery during 2013 which limited our processing capacity utilization during that year.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 bbl/d. The refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, a coking unit, a coker naphtha hydrotreater unit, a platforming unit, two diesel fuel hydrofinishing units, a gasoline hydrotreater, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates MTBE, TAME and aromatics compounds used for blending gasoline, and other chemical products for sale. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During 2014, the refinery processed approximately 163.3 mbbl/d. The capacity utilization rate at the La Plata refinery for 2014 was 86.4%. As discussed below, in 2013 capacity utilization was affected by the shut down of the Coke A unit and the average volume processed was approximately 147 mbbl/d, leading to a capacity utilization rate of 77.6%. The crude oil processed at the La Plata refinery, 87.6% of which was YPF-produced in 2014, comes mainly from the Neuquina and San Jorge Basins. Its crude oil supplies come from the Neuquina Basin by pipeline and from the San Jorge Basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall, which was the maximum recorded in the area. The heavy rainfall disrupted refinery systems and caused a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). By the end of May 2013, the Topping C unit resumed operations at full nominal capacity. The Coke A unit has been shut down permanently since the storm, affecting the volume of crude processed in the refinery, due to a reduction in conversion capacity. YPF has an insurance policy that provides coverage for the loss of income and property damage due to incidents like the storm that affected the La Plata refinery. See note 11.b to the Audited Consolidated Financial Statements for information regarding the amount recognized in our results of operations in connection with our insurance coverage in 2014 and 2013.

In order to increase the conversion capacity, a new Coke A facility is under construction and is expected to be commissioned by 2016. The capacity of the new unit will be 1,160 bbl/h of fresh feed pumped from the bottoms of the Topping and Vacuum Units, providing the refinery with an increase in crude processing capacity utilization of 23.800 bbl/d, representing an increase of almost 12% in the capacity utilization rate. The production of the new facility will be a component for the blend to be used in the generation of diesel fuel, motor gasoline; and coke.

The Luján de Cuyo refinery has a nominal capacity of 105,500 bbl/d, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit (FCCU), a platforming unit, a MTBE unit, an isomerization unit, an alkylation unit, a naphtha splitter, a hydrocracking unit, a naphtha hydrotreater unit and two gasoil hydrotreating units. During 2014, the refinery processed approximately 103.2 mbbl/d, with a capacity utilization rate of 97.8%. In 2013, the refinery processed 106.4 mbbl/d with a capacity utilization rate of more than 100%. The lower capacity utilization during 2014 was due to several planned maintenance shut-downs of units: Topping IV from March to April, vacuum distillation from March to April, Coke II from March to April and fluid catalytic cracking (October to November), all of which were executed successfully on time.

Due to its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing to the central and northwest provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and

Cuyana Basins by pipeline directly into the facility. Approximately 77.9% of the crude oil processed at the Luján de Cuyo refinery in 2014 (and 79.1% of the crude oil processed in this refinery in 2013) was produced by us. Most of the crude oil purchased from third parties comes from oil fields located in the provinces of Neuquén or Mendoza.

In order to comply with government regulations on sulfur specifications for fuels, in June 2013, the Luján de Cuyo refinery started up a new naphtha Hydrotreater Unit (HTN II) and in July 2013, started up a new gasoil Hydrotreater Unit (HDS III).

The Plaza Huincul refinery, located in the province of Neuquén, has an installed capacity of 25,000 bbl/d. During 2014, the refinery processed approximately 24.0 mbbl/d, with a capacity utilization rate of 95.9%, slightly below the 24.6 mbbl/d processed in 2013 at a higher capacity utilization rate of 98.3%. The only products currently produced at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to our facilities in La Plata for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina Basin by pipeline. The crude supplies are mostly produced by us. In 2014, 0.3% of the refinery’s crude supplies were purchased from other companies, while in 2013, such purchases were 22.6% of the refinery’s crude supplies.

Our refineries are operated with the goal of maximizing profits in compliance with local laws. In 2014, the Argentine Secretariat of Energy decided to increase the required content level of bioethanol in gasoline and FAME in diesel fuel, setting them at 10%.

With the objective of replacing imported products with those produced locally led us to buy Bonny Light crude oil, a high performance crude that allowed us to fully supply the La Plata refinery and achieve higher production of diesel fuel and gasoline instead of buying expensive imported finished fuels.

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

Logistics Division

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

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (boe/d)
Puesto Hernández	Luján de Cuyo refinery	100%	528		85,200
Puerto Rosales	La Plata refinery	100%	585		316,000
La Plata refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	(2)	428	(3)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operates the Argentine portion of the pipeline, and a 18% interest in Oleoducto Transandino Chile S.A., which operates the Chilean portion of the pipeline.
(3)	This pipeline ceased operating on December 29, 2005.

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

In 1998, our logistics activities were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance), and recertified in 2012 under ISO 9001:2008 and ISO 14001:2004. In 2010, logistics activities were also certified under OHSAS 18001 (security performance) and recertified in 2013. In 2014, our trucking activities were certified under ISO 39001 (road traffic safety management system).

Trading Division

Our Trading Division sells refined products and crude oil to international customers and crude oil to domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel fuel, fuel oil, LPG, light naphtha and virgin naphtha.

This division’s export sales are made to different countries, principally in South America, as well as Africa. Sales to international customers for 2014 and 2013 totaled Ps. 4,081 million and Ps.3,792 million, respectively, 8% and 10% of which, respectively, represented sales of refined products and 77% and 57% of which, respectively, represented sales of marine fuels. On a volume basis, in 2014 and 2013 sales to international customers consisted of 0.89 mmbbl and 0.9 mmbbl of refined products, respectively, and 4.29 mmbbl and 4.11 mmbbl of marine fuels, respectively. Domestic sales of crude oil totaled Ps. 914 million and Ps. 1,020 million or 1.4 mmbbl and 2.5 mmbbl in 2014 and 2013, respectively. Domestic sales of marine fuels totaled Ps. 1,352 million and Ps. 771 million or 1.4 mmbbl and 1.2 mmbbl in 2014 and 2013, respectively. In addition, imports of high and low sulfur diesel in 2014 remained at the same level as in 2013, at 7.8 mmbbl.

Marketing Division

Our Marketing Division, markets gasoline, diesel fuel, LPG and other petroleum products throughout the country and countries in the region. We supply all of the fuel market segments: retail, agriculture and industry, including transport. During 2014, we continued to hold a leading position in the sale of the highest quality naphtha (grade 3) “N-Premium” and in the sale of our standard quality naphtha “Super”, reaching a market share, according to our estimates, of 61.3% and 56.9% as of December 31, 2014 (compared with 58.7% and 54.3% in 2013), respectively. Our sales volume for N-Premium was 1,160 mcm in 2014 (1.2% higher than in 2013) and 3,506 mcm for Super in 2014 (6.0% higher than in 2013).

In November 2014, YPF launched Infinia, a new premium gasoline with a new formulation. The release plan included an ambitious campaign in mass media and at points of sale and a strong internal training to our salesforce. Infinia’s new attributes allowed us to achieve preliminary positive results in December 2014 compared to December 2013. We increased, according to our estimates, 7.4 percentage points market share (to 63.7% from 56.3%, respectively), and increased 3.0 percentage points of sales of Infinia compared to total gasoline sales (to 29.6% from 26.6%, respectively).

In March 2014, YPF relaunched the Serviclub Program. The new version of the loyalty program, among other things, actively promotes tourism in the country. The number of active members reached approximately one million active members (measured in the last quarter of 2014). Also, it actively promotes cross-selling in convenience stores and lubricants.

With respect to diesel fuel, according to our own estimates, as of December 2014 our market share was 60.1% (57.7% in 2013), with an increase in our share of low sulfur content products. Along with D-Euro (10 ppm), for which sales volume was 1,015 mcm in 2014, our product D-500 (500 ppm) reached a volume of 1,974 mcm compared to approximately 1,887 mcm in 2013, both fuels representing 39.5% of the total diesel fuel sales of the division.

With respect to lubricants, we market our products through the three segments of the domestic market: retail, agriculture and industry. Our three manufacturing plants located in the CIE produce YPF’s lubricant, asphalt and paraffin lines of products. Our line of automotive lubricants, including mono-grade, multi-grade and oil, has received approvals and recommendations from leading global automotive manufacturers (Ford, Volkswagen, Audi, MAN Truck, GM, Porsche and Scania).

With respect to LPG, we are engaged in the wholesale business, which encompasses LPG storage, logistics and commercialization to the domestic and foreign markets. We obtain LPG from our fractioning plants and refineries, as well as from third parties. In addition to butane and propane, we also sell propellants that are used in the manufacturing of aerosols.

With regard to the international market, we market lubricants in Brazil and Chile, where we have subsidiaries. During 2014 we exported a volume of 6.3 mcm to Brazil, a decline of 12% compared to 2013, which corresponds to the increased local production, and 8.2 mcm to Chile, an increase of 2.2% compared to 2013. Additionally, through exclusive distributors we sell lubricants in four countries outside Argentina (Uruguay, Paraguay, Bolivia and Ecuador).

Retail Division

As of December 31, 2014, the Retail Division’s sales network in Argentina included 1,534 retail service stations (compared to 1,542 at December 31, 2013), of which 111 are directly owned by us, and the remaining 1,423 are affiliated service stations. OPESSA, our wholly-owned subsidiary, operates actively 173 of our retail service stations, (89 are directly owned by us, 26 are leased to ACA (Automóvil Club Argentino), and 58 are leased to independent owners). Additionally, we own 50% of Refinor, a company dedicated to refining, gas processing and operating 58 service stations.

According to our latest internal estimates, as of December 31, 2014, we were the main retailer in Argentina, with 34.8% of the country’s gasoline service stations, followed by Shell, Axion, Petrobras and Oil with shares of 14.6%, 11.2%, 6.3% and 6.0%, respectively. During 2014, our market share in diesel fuel and gasoline, marketed in all segments, increased slightly from 56.5% to 59.2%, from December 31, 2013 to December 31, 2014, according to our analysis of data provided by the Argentine Secretariat of Energy.

The “Red XXI” program, released in October 1997, has significantly improved operational efficiency in service stations. This program provides performance data for each active and on-line station, which connects most of our network of service stations. As of December 31, 2014, 1,283 service stations were linked to the Red XXI network system, three service stations more than 2013.

Our convenience stores, “YPF Full” and “YPF Full Express”, included 387 and 104 points of sale as of December 31, 2014, respectively. Additionally, fuel sales are complemented by a modern oil change service, provided by our “YPF Boxes,” with 254 points of sale.

During 2014, the Service Station Operation Manual was implemented in 460 service stations. The main purpose of this model is to promote self-management of our service stations.

A total of 15 modular systems called Social Supply Modules (MAS) have been installed in remote locations. These MAS have minimal environmental impact and an innovative and technological appearance, using alternative energy and requiring a minimum investment with low operating costs.

In 2014, we reinforced our market leadership with the launch of Infinia product; which is an “intelligent” gasoline designed with the latest technology. Its improvements focus on performance, efficiencies and engine care.

During 2014, we conducted meetings throughout Argentina called “Experiencias en Red” during which over 80 operators shared their experiences with YPF to be useful to others.

Agriculture Division

Through the Agriculture Division we sell diesel fuel, fertilizers, lubricants, agrochemicals, and ensiling bags (“silobolsa”), among other products, directly or through a network of 100 wholesaler bases (nine owned by YPF), offering an extensive portfolio to the agriculture producer that includes delivering products to the consumption site. As an option for the customer, we accept as payment different types of grains, mainly soybean, some of which are processed by third party companies to obtain meal and oil that we then sell mainly to the external market. In 2014, revenue from such exports amounted to U.S.$373 million. Although we faced irregular market conditions in 2014, with a fall of international commodities prices and climatic changes in the main production areas of Argentina affecting demand for fertilizers and agrochemicals, we received approximately 1,218,000 tons of grains (oilseed and cereal), primarily soy, a 30% increase compared to 2013. In addition, part of the oil produced from processing soybeans is used for the production of fatty acid methyl esters (“FAME”), a product which is used internally for the production of commercial grade diesel fuel. Oil produced from processing soybeans, which we receive as payment, provides approximately 10% of YPF’s FAME needs, in accordance with local regulations.

Industry Division

This division supplies the entire national industry and transportation (ground and air) sectors, which requires a broad portfolio of products and services that meet to the needs of customers. The division develops tailor-made solutions for the mining, oil & gas, aviation, transport, and infrastructure and construction sectors. We supply products such as fuels (diesel, gasoline, fuel oil, Jet A-1), lubricants, coal, asphalts, paraffin and derivatives (sulfur, CO2, decanted oil, aromatic extract), either directly from our refineries to the point of consumption (more than 5,000 direct customers) through an own ground and waterway network, or through a network of 37 industrial distributors with national coverage. In this respect, we opened two of our own bases in 2014, completing the mining supply network with strategic positions.

Our mission is to promote efficiency in the value chains of the industries we serve with energy solutions through supplies and services. In line with this, our strategy is based on the closeness and relationship with the client and the development of innovative solutions focused on creating value for YPF and the region’s industry.

Lubricants and Specialties Division

During 2014, our lubricants sales were almost the same as 2013. Sales to domestic markets increased by 3%, while sales to export markets decreased by 17% from 24.2 mcm in 2013 to 20.0 mcm in 2014. Sales of asphalts and paraffins increased by 1% and 7%, respectively, compared to 2013.

We export to two main groups. First, to our wholly owned companies in Brazil and Chile, where sales volume decreased by 12% in Brazil and increased by 2% in Chile, compared to the previous year. However, in both countries the local production of YPF brand lubricants increased. On the other hand, we export to our distributor network located in Bolivia, Uruguay, Paraguay and Ecuador, in which sales volume decreased by 38% compared to 2013. This decrease was primarily due to import restrictions imposed in Ecuador and the beginning of local production in that country.

Our lubricants and specialties unit has followed a strategy of differentiation, allowing it to achieve and maintain the leading position in the Argentinean market. Our market share as of December 31, 2014 was approximately 41.3%, compared to 39.2% as of December 31, 2013, according to our analysis of data provided by the Argentine Secretariat of Energy. As indicated above, our line of automotive lubricants has received approvals and recommendations from leading global automotive manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

With respect to lubricants, the sales of the high-end light and heavy products, represented by “Elaion” and “Extravida” respectively, were 43.1 mcm in 2014, which represents an increase of 5% compared 40.8 mcm in 2013.

Our Elaion brand reached sales volumes of 14.0 mcm in 2014, which represents an increase of 8% compared to 12.9 mcm in 2013. And the Extravida brand achieved sales volumes of 29.1 mcm, which represents an increase of 5% compared to 27.8 mcm in 2013.

Sales of the Elaion Moto (used for motorcycles) products increased by 12% (2.0 mcm) compared to 2013 and sales of our complementary products increased 8.3% in 2014 (4.0 mcm).

The Lubricants and Specialties Division has had an integrated management system since 1995. This division currently holds the following certifications: ISO 9001:2008, ISO 14001;2004, OSHAS 18001:2007 ISO/TS 16949-Third edition.

LPG Division

Through our LPG Division we sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG Division does not directly supply the retail market and such market is supplied by YPF Gas S.A. (during 2014, we sold approximately 43% of our LPG production to YPF Gas S.A. for the domestic market), which is not a YPF company.

We are the largest LPG producer in Argentina with sales in 2014 reaching approximately 572 mtn (compared with 593 mtn in 2013), of which approximately 414 mtn were sold in the domestic market (compared to 432 mtn in 2013). Our principal clients in the domestic market are companies that sell LPG in bottled or in bulk packing to end-consumers and the networks that distribute LPG to households in some regions. Additionally, exports in 2014 reached approximately 159 mtn, compared to 161 mtn in 2013, the main destinations being Chile, Paraguay and Bolivia. The transport of LPG to overseas customers is carried out by truck, pipeline and barges.

Total sales of LPG (excluding LPG used as petrochemical feedstock) were Ps. 1,678 million and Ps. 1,298 million in 2014 and 2013, respectively.

The LPG Division obtains LPG from natural gas processing plants and from our refineries and petrochemical plants. We produced 519 mtn of LPG in 2014 (not including LPG destined for petrochemical usage), and also purchased LPG from third parties, as detailed in the following table:

Purchase (tons) 2014
LPG from Natural Gas Processing Plants:(1)
General Cerri	26,723
El Portón	118,985
San Sebastián	197

Total Upstream	145,905

LPG from Refineries and Petrochemical Plants:
La Plata Refinery	264,372
Luján de Cuyo Refinery	79,125
CIE	30,065

Total Refineries & Petrochemical Plants(2)	373,562

LPG purchased from joint ventures:(3)	17,668

LPG purchased from unrelated parties	53,433
Total	590,568

(1)	The San Sebastian plant is a joint venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor. We also have a 50% interest in Refinor, which produced 308 mtn of LPG in 2014.

Chemicals Division

Petrochemicals are produced at our petrochemical complexes in Ensenada and Plaza Huincul. Additionally, we also own a 50% interest in Profertil a company that has a petrochemical complex in Bahía Blanca as mentioned below.

Our petrochemical production operations in the CIE are closely integrated with our refining activities at the La Plata refinery. This close integration allows for a flexible supply of feedstock, the efficient use of by-products (such as hydrogen) and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacity per year are as follows:

Capacity
(tons per year)
CIE:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	386,500
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000

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

In 2014 and 2013, 73.0 % and 71.1%, respectively, of our petrochemicals sales (including propylene) were made in the domestic market. Petrochemical exports are destined for Mercosur countries, the rest of Latin America, Europe and the United States.

We also participate in the fertilizer business, directly and through Profertil, our 50%-owned subsidiary. Profertil is a joint venture with Agrium (a worldwide leader in fertilizers) that started operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.1 million tons of urea and 750 thousand tons of ammonia per year. In addition, Profertil commercializes other nutrients and special blends prepared land to optimize land performance.

The CIE was certified under ISO 9001 in 1996 and recertified in 2013 (version 2008). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and last recertified (version 2004), in 2013.The plant was also certified under OHSAS 18001 in 2005 and last recertified in 2013 (version 2007). Since 2008, the plant verified the inventory of CO2 emissions under ISO 14064: 1 and, in 2011, inventories of CH4 and N2O emissions were verified as well. The laboratory of our Ensenada petrochemical plant was certified under ISO 17025 (version 2005), in 2005 and recertified in 2013.

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

Other investments and activities

NGLs

We participated in the development of our affiliate Mega to increase its ability to separate liquid petroleum products from natural gas. Mega allowed YPF, through the fractionation of gas liquids, to increase production at the Loma La Lata gas field by approximately 5.0 mmcm/d (or 176.5 mmcf/d) in 2001.

We own 38% of Mega, while Petrobras and Dow Chemical have stakes of 34% and 28%, respectively.

Mega operates:

•	A separation plant, which is located in the Loma La Lata, in the province of Neuquén.

•	A NGL fractionation plant, which produces ethane, propane, butane and natural gasoline and is located in the city of Bahía Blanca in the province of Buenos Aires.

•	A pipeline that links both plants and that transports NGLs.

•	Transportation, storage and port facilities in the proximity of the fractionation plant.

Mega’s maximum annual production capacity is 1.35 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractionation plant is used mainly in the petrochemical operations of PBBPolisur S.A. (“PBB”), owned by Dow Chemical Company, and is also exported by tanker to Petrobras’ facilities in Brazil.

Pursuant to Decree No. 2067/08 and Resolutions No. 1982/2011 and 1991/2011 of ENARGAS, since December 1, 2011, Mega is required to pay, on a monthly basis, a fee of Ps.0.405 per cubic meter of natural gas it purchases. This requirement has a significant impact on the operations of Mega and has been challenged in the Argentine federal courts by Mega. On August 14, 2012, the Argentine Judicial Court issued a first instance ruling in favor of Mega, declaring the unconstitutionality of Decree No. 2067/08 and ENARGAS’ resolutions No. 1982/11 and 1991/11. Such ruling was appealed by both the ENARGAS and the Ministry of Planning. On June 18, 2013, the Federal Administrative Court of Appeals ruled in favor of Mega. Such ruling was appealed by both the ENARGAS and the Ministry of Planning before the Supreme Court, which, as of the date of this report, has not ruled on the matter. On February 25, 2013 Mega filed another action requesting that the federal courts declare the unconstitutionality of Articles 53 and 54 of the General State Budget Law of 2013 that included in the provisions of Law 26,095 the fee created by Decree No. 2067/08 and ENARGAS resolutions No. 1982/2011 and 1991/2011. If such actions are not resolved in favor of Mega, this fee could significantly and adversely affect Mega’s ability to continue operating. The Audited Consolidated Financial Statements included elsewhere in this annual report do not include any impairment of assets to be accrued if Mega were to cease its activity. On December 11, 2014, the Argentine Supreme Court issued a judgment, ruling that the fee created pursuant to Decree No. 2067/08 is a tariff, not a tax, and for that reason is not subject to the principles of tax law. Nonetheless, the Argentine Supreme Court left open the possibility of making arguments or defenses that differ from those stated in a judgment.

Electricity market—generation

The Argentine Electricity Market

Argentina´s overall power generation was 1.53% higher in 2014 than 2013 according to Compañía Administradora del Mercado Mayorísta Eléctrico S.A. (CAMMESA). In 2014, 63.5% of Argentina’s power generation came from thermal power plants, 31% from hydroelectric power plants, 4% from nuclear power plants, 1.1% from spot imports from Uruguay and Paraguay and the balance from unconventional sources such as wind and solar power.

Thermal power plants consumed 1,789,622 cm of diesel oil (a 30.9% decrease compared to 2013), 2,732,658 tons of fuel oil (a 22.4% increase compared to 2013) and 14.3 billion cm of natural gas (a 3% increase compared to 2013).

The average electricity production cost was 386.77 Ps./MWh, a 34.4% increase compared to 2013, while the annual average marginal cost of production was 1,373.62 Ps./MWh, a 69.6% increase compared to 2013.

In 2013, Resolution No. 95/2013 of the Secretariat of Energy changed the procedures and increased rates of remuneration that power generation plants receive, giving incentives to increase power plant reliability. In 2014, this rule was updated with the Resolution No. 529/14 of the Secretariat of Energy, increasing the remuneration to be received by 75%.

YPF in Power Generation

We participate in three power generation plants with an aggregate installed capacity of 1,622 MW:

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

In 2014, YPF EE generated 5,203 GWh with its two combined cycles. Central Térmica Tucuman’s production was 2,777.5 GWh, and Central Termica San Miguel de Tucumán’s production was 2,425.5 Gwh. Additionally, Central Dock Sud generated 4,764 GWh. The energy produced by YPF EE and Central Dock Sud (9,967 GWh in total) represented 7.6% of Argentina´s electricity generation in 2014.

Energy produced by Central Térmica Tucumán was 30.2% higher in 2014 compared to 2013 despite a hot gas path inspection in unit TG-02 in November and December 2014. A serious failure inside the TG-01 unit occurred in 2013. Maintenance to restore the plant’s availability was extended for six months.

Energy produced by Central Térmica San Miguel de Tucumán in 2014 increased by 2.4% compared to 2013.

In August 2013, after taking over the power plants, YPF EE accepted Resolution No. 95/2013 issued by the Secretariat of Energy, which allowed the company to increase rates of remuneration it received for spot electricity sales.

Energy produced by Central Dock Sud in 2014 decreased by 2.8% compared to 2013.

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

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 100% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2014, Metrogas distributed approximately 19.2 mmcm (or 678 mmcf) of natural gas per day to 2.3 million customers in comparison to approximately 21.0 mmcm (742 mmcf) of natural gas per day to 2.3 million customers in 2013. During May 2013, the Company, through its subsidiary YPF Inversora Energética gained 100% ownership of GASA (the controlling company of Metrogas), by acquiring shares representing the remaining 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA (See Note 13 to the Audited Consolidated Financial Statements).

GASA’s debt restructuring. On May 11, 2009, GASA was notified of a bankruptcy petition brought by an alleged GASA creditor, and on May 19, 2009, GASA filed a voluntary reorganization petition (“concurso preventivo”), which was approved on June 8, 2009. On February 10, 2012, GASA presented a draft debt restructuring proposal addressed to verified unsecured creditors who have been declared admissible. On August 6, 2012, GASA filed with the court an amended debt restructuring proposal. The final proposal includes a debt haircut of 61.4% of the claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2015, an option to extend to December 31, 2016 in case all accrued interest is paid on December 31, 2015, and an interest rate of 8.875%.

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

On June 13, 2013, GASA’s Board of Directors approved the capitalization of 100% of accrued interest to be paid on June 15, 2013 in respect of the new notes issued on March 15, 2013, and the issuance of additional bonds to effect the capitalization. GASA has received the relevant regulatory authorizations and on July 15, 2013 it issued Additional Negotiable Obligations Class A-L for U.S.$1,167,480 and Class A-U for U.S.$29,632 for the capitalization of such accrued interest.

On July 12, 2013, the relevant court ordered the termination of the reorganization proceedings of GASA.

On October 9, 2013, GASA’s Board of Directors approved the capitalization of 100% of accrued interest to be paid on December 15, 2013 in respect of the new notes issued on March 15, 2013, and the issuance of additional bonds to effect the capitalization. GASA has received the relevant regulatory authorizations and on January 14, 2014 it issued Additional Negotiable Obligations Class A-L for U.S.$2,336,009 and Class A-U for U.S.$59,296 for the capitalization of such accrued interest.

On March 27, 2014, GASA’s Board of Directors approved the capitalization of 100% of accrued interest to be paid on June 15, 2014 in respect of the new notes issued on March 15, 2013, and the issuance of additional bonds to effect the capitalization. GASA has received the relevant regulatory authorizations and on July 11, 2014 it issued Additional Negotiable Obligations Class A-L for U.S.$ 2,439,668 and Class A-U for U.S.$61,929 for the capitalization of such accrued interest.

On September 24, 2014, GASA’s Board of Directors approved the capitalization of 100% of accrued interest to be paid on December 15, 2014 in respect of the new notes issued on March 15, 2013, and the issuance of additional bonds to effect the capitalization. GASA has received the relevant regulatory authorizations and on January 8, 2015 it issued Additional Negotiable Obligations Class A-L for U.S.$ 2,547,928 and Class A-U for U.S.$ 64,675 for the capitalization of such accrued interest

Metrogas debt reorganization. Given the adverse business conditions, Metrogas decided to file a voluntary reorganization petition (“concurso preventivo”) in June 2010. On the same date, Metrogas was notified of the Resolution No. I-1260 dictated by ENARGAS, which provided for the judicial intervention of the company. The resolution based the intervention decision on the filing of a voluntary reorganization petition by Metrogas, and stated that the intervention would control administration and disposition of Metrogas´ activities that may in any manner affect its normal gas distribution. On July 15, 2010, the judge approved the commencement of Metrogas’s voluntary reorganization proceedings. On July 2011, Metrogas filed with the court a debt restructuring proposal, which was subsequently amended. The final proposal included a debt haircut of 46.8% of the claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2018 and an interest rate of 8.875%. In June 2012, a noteholders’ meeting was held within the framework of the Article 45 bis of the Bankruptcy Law, where the company’s proposal was unanimously approved. On July 13, 2012, Metrogas informed the Judge that it considered that had obtained the legal majorities established in the Article 45 of the Bankruptcy Law to approve the proposal.

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

•	In exchange for existing notes, classified as Reorganization liabilities originated on financial debt:

•	Series A-L for an amount of U$S 163,003,452

•	Series B-L for an amount of U$S 122,000,000,

•	In exchange for non-financial debt:

•	Series A-U for an amount of U$S 16,518,450

•	Series B-U for an amount of U$S 13,031,550.

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

On November 18, 2013 Metrogas received a notice from the National Commercial Court of First Instance No. 26, Clerk’s Office No. 51, on the file entitled Metrogas S.A. about Reorganization Proceedings (filed on 10/17/2010 Court “D”). This notice, dated November 8, 2013, sets forth the Court’s decision to terminate the reorganization proceedings following Metrogas’s compliance with the terms of Section 59 of the Argentine Bankruptcy Law.

On January 29, 2014, Metrogas issued:

•	Negotiable Obligations of Capitalization:

•	Additional Series A-L: U.S.$3,516,500

•	Additional Series A-U: U.S.$371,456

On April 28, 2014, the Board of Directors of Metrogas decided by a majority of votes to pay in cash interest for up to U$S 4,750,000, capitalize the remaining amount of the portion subject to capitalization of interest due on June 30, 2014 and issue Additional Negotiable Obligations for said capitalization.

On July 17, 2014, Metrogas issued:

•	Negotiable Obligations of Capitalization

•	Additional Series A-L June 2014: U.S.$3,516,500

•	Additional Series A-U June 2014: U.S.$371,044

Given the fact that no event of default has occurred prior to June 30, 2014, the Class B Notes were cancelled without any further obligation.

Metrogas tariff issues: In January 2002, pursuant to the Public Emergency Law, the tariffs that Metrogas charges to its customers were converted from their original dollar values to pesos at a rate of Ps.1.00 to U.S.$1.00. Thus the company’s tariffs were frozen since indexation of any kind is not permitted under the Public Emergency Law.

The Public Emergency Law also provides that the Argentine government should renegotiate public utility services agreements affected by the change to Argentine peso prices. In February 2002, the Argentine government issued Executive Order No. 293, which entrusted the Ministry of Economy with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (“CRC”).

On July 3, 2003, by means of Executive Order No. 311/03, the “Unit for the Renegotiation and Analysis of Utility Contracts” (“UNIREN”) was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the CRC.

The Public Emergency Law, which was originally scheduled to be terminated in December 2003, has been extended until December 31, 2015. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

Metrogas and the UNIREN signed a temporary agreement in September 2008. In November 2012, ENARGAS published Resolution No. 2,407/12 that authorizes Metrogas, following the terms of the temporary agreement discussed above, to apply a fixed amount in each customer’s bill, differentiating by type of customer according to the terms of the Resolution and following the application of the methodology to be determined by the regulating agency. The Resolution also states that the revenue charged by the company is to be deposited in a trust, and the funds collected are to be used for infrastructure investments, connection works, repowering, expansion and technology upgrades of the gas distribution system as well as any other cost associated with supply of gas distribution to customers. Metrogas must submit for approval of the Execution Committee (a regulatory committee created by Resolution No. 2407/12), a Consolidation and Expansion Investment Plan that expresses both physically and financially the details of such plan, which is to be aligned with the goals set in the trust’s contract between Metrogas and Nación Fideicomisos S.A. (“NAFISA”).

Metrogas has been invoicing this new tariff charge since December 3, 2012.

On March 27, 2013, Metrogas received, from the Execution Committee, notice of approval of the Consolidation and Expansion Investment Plan submitted on February 1, 2013.

On January 6, 2014, the Company submitted to ENARGAS the Work Plan 2014, including information on works completed under Work Plan 2013. On such same date, Metrogas sent to Nación Fideicomiso S.A. a rendering of accounts in relation to the disbursements derived from the alternative method for the advancement of funds, all of which was approved in March 2014. On November 14, 2014, the 2015 Works Plan corresponding to Reliability, Maintenance and Expansion was introduced.

On March 26, 2014, within the process of renegotiation of utilities contracts pursuant to Law No. 25561 and supplementary rules, the Company signed a Provisional Agreement with UNIREN whereby a provisional tariff regime was agreed in order to obtain additional funds to those resulting from the enforcement of ENARGAS Resolution No. I/2407. The amounts the Company collects pursuant to the mentioned Resolution have been considered payments on account in relation with the adjustments as set forth by Provisional Agreement approved by Decree No. 234 dated March 26, 2009.

The Provisional Agreement, ratified by Decree No. 445/2014 dated April 1, 2014 and published in the Official Gazette on April 7, 2014, establishes a provisional tariff regime as from April 1, 2014, consisting of readjusted prices and tariffs considering the guidelines necessary to maintain the continuity of service and also sets forth common criteria applicable to all distribution licensees, in accordance with tariff regulations in force, and including changes in the gas price at the transmission system entry point.

The Provisional Agreement also contemplates the inclusion of pass through to tariffs resulting from changes in tax rules, except for the income tax, in accordance with a currently pending resolution. It also includes clauses related to costs oversight tariff revision based on operation and investment cost structure, and price indexes representative of such costs, which under certain premises triggers a revision procedure through which ENARGAS would assess the actual scale of variations in the licensee’s operating and investment costs, and thereby determine whether a distribution tariff adjustment is applicable.

The Provisional Agreement also provides that, from the execution date to December 21, 2015 (the date on which Law No. 25561 expires), UNIREN on behalf of the Grantor and the licensee shall reach a consensus with respect to the methodology, terms and timeline for the signing of the Comprehensive Contract Renegotiation Memorandum of Understanding (“Acta Acuerdo de Renegociación Contractual Integral”).

On March 27, 2014, the National Government announced the reallocation of subsidies and on March 31, 2014 the Energy Secretariat issued ES Resolution No. 226/14 pursuant to which new natural gas prices and a plan to encourage responsible use of the natural gas were established.

Resolution ENRG 2851/2014 issued by ENARGAS on April 7, 2014 approved new applicable tariffs effective April 1, 2014, June 1, 2014 and August 1, 2014 under a price scheme whereby customers that register a decrease in consumption of over 20% will continue with the same tariff level as that which was in effect until March 31, 2014, while customers that achieve a reduction of between 5% and 20% will be charged a tariff approximately 50% lower in relation with the actual price variation, which will be applied to customers unable to reduce their consumption or whose reduction is below 5%.

On October 9, 2014, notice was served on Metrogas of an injunction ordered by the Judge of First Instance of Avellaneda, which provided for the immediate suspension within the jurisdiction of Avellaneda of the aforementioned tariff increases and further instructed that future invoices should consider tariffs effective as at March 31, 2014. Metrogas duly and timely appealed said injunction, first before the intervening judge and then before the Administrative Court of Appeals of the City of La Plata. On October 24, 2014, the Ombudsman of Avellaneda (plaintiff) submitted a document to the Court of First Instance No. 9 requesting the dismissal of the injunctive relief ordered on October 8, 2014. On November 5, 2014, notice was served upon Metrogas of the final termination of the injunction. The Company is aware of three other injunction requests filed with the Courts of Lomas de Zamora, Quilmes and City of Buenos Aires, which, at the time of the closing of the financial statements included in this annual report, have not yet been admitted.

Funds corresponding to the Letter of Understanding executed on November 21, 2012 with the ENARGAS and the Provisional Agreement executed on March  26, 2014 with the UNIREN have not permitted, up to this date, the Company to restore the financial condition of the Company.

Seasonality

For a description of the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality.”

Research and Development

Our R&D projects and activities are related to the entire hydrocarbons value chain, including exploration of new sources of oil or gas, extraction and conditioning for transportation, transformation and manufacturing of products at industrial facilities and their distribution to the end customer. In 2014, approximately U.S.$28.7 million was allocated to R&D activities, 28% of which corresponded to cooperation with external technology centers. In order to support these R&D activities, we invested U.S.$25.4 million in new laboratory building and equipment.

Fifteen important research and development projects are being partially subsidized by a technology funding organization of the Argentine government known as ANPCYC. In addition, a sea energy resource study in Patagonia Austral, which includes the participation of YPF Tecnología S.A and the National Scientific and Technology Council, has received funds through Ministerial Order No. 666/14 of Ministry of Science, Technology and Productive Innovation. Uncertainty about what the main technologies in the future will be, prospective R&D results and business cycles led us to develop a technology plan that supports YPF’s business strategy. The focus of the plan includes hydrocarbons, the natural gas value chain, oil refining and oil derivatives and petrochemicals, the future diversification of energy uses, biofuels production and electricity generation.

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

As of December 2014, our R&D projects portfolio consisted of 131 projects, 57 of which are under execution, 38 have been under technical-economic feasibility evaluation and 36 of which are short-term high impact projects (Quick Wins).

At the end of 2013, YPF created YPF Tecnología S.A. YPF holds an equity stake of 51% and CONICET, a state-owned research and development organization, holds an equity stake of 49%. The Board of Directors of YPF Tecnología consists of three directors appointed by YPF and 2 directors appointed by CONICET; additionally, the Chairman and the General Manager of YPF Tecnología are appointed by YPF. All lines of research and development carried out in YPF Tecnología will be in line with the needs of YPF.

For operation of YPF Tecnología, five hectares on the farm belonging to the National University of La Plata were acquired and a 12,000 m2 building is planned for construction, with an estimated investment of U.S.$48 million (approximately U.S.$25 million relates to YPF’s working interest). Completion of the work is expected in September 2015.

We expect that about 250 professionals will work in the new building, and their main goals are to acquire knowledge and work in research and development for unconventional fields and secondary and tertiary oil recovery from mature fields. Additionally, development of alternative energies such as marine, geothermal, wind and solar energy, among others, will be part of their objectives. All of these activities will be supported by a staff of over 6,000 researchers and doctors from different areas of science, available to the CONICET through agreements with different universities and institutes of research and development.

Competition

In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén, Santa Cruz and Chubut. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” However, recent changes introduced in the Hydrocarbons Law through Law No. 27,007 limit the ability of provincial companies to possess future exclusive rights over permits and concessions, which supports competition in the Argentine oil and gas industry. See “Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law.”

Over the past few years, several measures to promote the development of the industry occurred. The Argentine government established a program to encourage additional production of natural gas which provides participating companies with a natural gas price of U.S.$7.50/mmBtu for such additional production. Initially, larger producers with diversified portfolios joined the program. Later on, the program was adapted to include mid and small sized oil and gas companies with less diversified portfolios, so as to further promote the development of indigenous natural gas resources. Currently, more than 85% of natural gas production in Argentina is included into this program. Still another measure to promote the oil and gas industry was the creation of the “Investment

Promotion Scheme for the Exploitation of Hydrocarbons “ in Argentina set forth in in Decree 929/13. The Decree creates an allowance to export, free of export taxes, up to 20% of hydrocarbons produced from projects requiring an investment in excess of U.S.$1 billion. Companies accessing the allowance can also retain dollars from their exports abroad. Both the natural gas pricing program and the investment promotion scheme were recently incorporated into the Hydrocarbons Law, as amended by Law No. 27,007, reinforcing their position as an instrumental part of the energy policy in Argentina. Furthermore, the investment threshold for investments funded with dollars brought to Argentina’s financial market has been reduced to U.S.$250 million. YPF believes that the new measures further help attract strategic partners for the development of its unconventional resource base. Following Chevron and Dow Chemical, YPF was able to create development projects with Pampa Energía and more recently Petronas. At the same time, other companies were able to advance their exploration projects, in some instances with new partners. We believe that increasing the number of participants in the market causes the industry to become more dynamic in the long term and that with additional critical mass it will become more efficient as well.

In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as Axion (previously ESSO, a former subsidiary of ExxonMobil acquired by Bridas Corporation), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and, in certain cases, to Argentine regulations; Although the Argentine market has its own dynamics and fundamentals, changes in the domestic and international prices of crude oil and refined products have some direct effect on our results of operations and on our levels of capital expenditures. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—oil and gas prices could affect our level of capital expenditures.”

On May 3, 2012, the Expropriation Law was passed by the Argentine Congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

During 2014 the Argentine government continued promoting the industry which, along with the competitive responses of different market participants throughout the year, has further strengthened the competitive nature of our industry and fostered a positive business environment. In October 2014, the Argentine Congress passed Law No. 27,007 which amended the Hydrocarbons Law and introduced very important changes in order to have a more modern framework that recognizes specific considerations for new petroleum companies, such as those working in unconventional resources, offshore and in enhanced oil recovery. The changes further strengthen synergies, promote investments and seek uniformity. Besides recognizing the benefits of the gas pricing scheme and the promotional regime for investments, Law No. 27,007 reflects new terms and conditions for permits and concessions according to the types of exploration projects. The 35-year concession term for unconventional exploitation is a distinctive, key feature for the development of the unconventional resources in Argentina. See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law.”

Finally, on a daily basis our business manages competitive factors that are in turn influenced by international and local variables, such as international crude oil and refining products pricing, inflation, foreign exchange rates and employment rates. YPF continually adjusts its product offerings and the costs of its operations in order to adjust to these variables. One such change relates to the agreement among industry participants and the Argentine government to address the recent decline in international crude oil prices. As of December 30, 2014, the National Executive Office decided to reduce taxes on the sale of fuels, thus partially compensating for the decrease in the price of domestic fuels. Subsequently, the National Executive Office also reduced export taxes to the minimum allowed by law, so that exporting producers of crude oil with no use in local refining could also partially compensate for the decrease in the price of international hydrocarbon products. These two measures are part of a comprehensive plan agreed to by the Argentine government, producers and the refiners. The principal Argentine producers and refiners privately negotiated a series of discounts on the prevailing local crude oil prices as a function of the decline in international prices in order to continue developing of local production as well as to secure certain refining margins. In addition, on February 4, 2015 the Commission issued Resolution 14/2015 creating the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) which will be valid from January 1, 2015 through December 31, 2015 and through which the Argentine federal government, subject to certain requirements, will pay an export stimulus and/or a production stimulus for companies registered under that program. The plan aims to significantly offset the potential impact international crude oil prices have on the local industry which might, in turn, create a comparatively more attractive oil and gas market for Argentina during 2015. Producers and refiners continue to work closely to encourage contractors and unions to contribute by reducing costs and increasing productivity, thus making 2015 an opportunity to further improve the competitiveness of the industry as a whole. See “Item 3. Key Inforamtion—Risk Factors” for a description main risks and uncertainties we face.

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

We continued making investments in order to comply with new Argentine fuel specifications, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In the La Plata refinery, a new ultra-low sulfur diesel fuel desulfurization plant (HTGB) was started up during 2012. In Luján de Cuyo refinery, new HDS III (diesel desulfurization) and HTN II (gasoline desulfurization) plants were started up in 2013. Additionally, we are increasing the tankage capacity of several of our terminals in order to optimize fuel distribution logistics. During 2013, new diesel tanks were implemented in Luján de Cuyo refinery and Montecristo terminal. In 2014, a diesel tank was completed at Terminal Villa Mercedes (“TVM”), and engineering projects advanced at the Luján de Cuyo and La Plata refineries.

First stage projects related to biofuels, such as the addition of bioethanol to gasoline and FAME to diesel fuel, were accomplished by the end of 2009 and were operational by the beginning of 2010. During 2010 and 2011, additional bioethanol facilities at several terminals were installed and became ready to operate. Also, during this period, further investments were made in several terminals in order to allow the increased addition of FAME to diesel fuel and to improve the related biofuel logistics. A new facility for FAME blending was started up in 2013 in the Montecristo terminal. In 2014, a 3,000 cm FAME tank at Terminal Dock Sud (“TDS”) and a 3,000 cm FAME tank at TVM were built. Also, two 200 cm ethanol tanks at Concepción del Uruguay were built. These projects are expected to enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

At each of our refineries during 2014, we continued with the initiatives relating to remedial investigations, feasibility studies and pollution abatement projects, which are designed to address potentially contaminated sites and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in our upstream and downstream operations.

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, during 2013 we started up a new CCR unit which involved an investment of U.S.$ 453 million. The plant uses the latest worldwide technology to perform chemical processes and improvements in productivity, safety and environmental standards. Additionally, the plant produces aromatics that can be used as octane enhancers for gasoline and automotive applications, as well as increases hydrogen production to feed the fuel hydrogenation processes to increase fuel quality and reduce sulfur content, further reducing the environmental impact of internal combustion engines

We also continue construction of a new coke unit at La Plata refinery, which will involve an aggregate investment of approximately U.S.$790 million (the total amount disbursed as of December 31, 2014 was U.S.$646 million), replacing the one that was severely damaged in the incident that occurred on April 2, 2013. The new unit design is expected to optimize energy efficiency and minimize particulate matter emissions. We expect that this project will be completed by 2016.

In addition to the projects mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production and Refining and Marketing and Chemicals segments, such as a new flare in the Luján de Cuyo refinery, wastewater treatment and fire protection facilities, new flare in CIPH, improvement of fireproofing in existing facilities and implementation of bottom loading systems in terminals.

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

With respect to climate change, YPF has:

•	committed to active promotion of identification and pursuit of opportunities to reduce greenhouse gas emissions in our operations;

•	intensified the execution of internal projects to obtain credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	obtained in December 2010 the approval of United Nations for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (“CDM”) project, the first of its kind in the world. The project in the La Plata refinery reduces the emissions of greenhouse waste gases from fossil fuels used for process heating by replacing these fuels with recovered waste gases that were previously burned in flares. The project increases energy efficiency by reducing the demand for fuel oil and natural gas, allowing an annual emission reduction of approximately 200,000 tons of carbon dioxide. During 2014 the La Plata project reduced carbon dioxide emissions by 125,165 tons;

•	obtained in December 2011 the approval of United Nations for an industrial project developed by YPF in Argentina defined as a CDM at the Luján de Cuyo refinery. During 2014 the project reduced carbon dioxide emissions by 13,897 tons;

•	secured the approval of the CDM project: YPF developed a new methodology, which was approved by United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities.” At the moment, five CDM projects in the world (Argentine, China, and Egypt) are being developed applying this methodology designed by YPF;

•	undertook and verified third-party greenhouse gas emission inventories for refining and chemical operations in accordance with the ISO 14064 standard. The inventory at CIE has been verified since 2008. In May 2014, the verification process inventory of greenhouse gases in the La Plata complex and the Luján de Cuyo refinery was completed. A 2014 inventory check, ending in the first half of 2015, is planned;

•	estimated the contribution that its forestry projects located in the province of Neuquén had with respect to climate change. These projects constitute approximately 6,500 hectares of trees forested under a long-term work program. Using the afforestation methodologies and tools available at the United Nations Framework Convention on Climate Change (UNFCCC)—Clean Development Mechanism (CDM) web site, it was possible to arrive to a conservative estimated amount of approximately 760,000 tons of carbon dioxide equivalents that were captured by the afforestation project activities since 1984 (when the first afforestation activity occurred) until 2013; and

•	strengthened the relationship established with the Argentinean Environmental Authority (Secretaria de Ambiente y Desarrollo Sustentable de la Nación), in particular with its Climate Change Unit (Dirección de Cambio Climático) in order to collaborate with the development of the Third National Communication on Climate Change to the United Nations Framework Convention on Climate Change (UNFCCC).

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

The Vaca Muerta formation is found between 2,500 and 4,000 meters of depth, more than 2,000 meters below the water table, which is usually located at depths of 300-500 meters. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our domestic operations are subject to extensive regulation” and “—Oil and gas activities are subject to significant economic, environmental and operational risks.”

Hydraulic stimulation, a long time proven technology, allows these resources to be extracted in an efficient and environmentally-friendly way. Hydraulic stimulation consists of injecting high pressure fluids and sand into the wellbore to crack the rock and enable the trapped hydrocarbons in the formation to flow to the surface like in any conventional well.

Generally, this technique uses water and sand (99.5% of the water can be recycled) and additives (0.5%). These additives are the same as those used in products for household and commercial applications, such as sodium chloride (used in table salt), borate salts (used in cosmetics), potassium carbonate (used in detergents), guar gum (used in ice cream) and isopropyl alcohol (used in deodorants).

The water used for the development of these reservoirs is acquired from bodies of running water and it represents only a small percentage of the total flow, which involves much lower volumes than those used for agricultural and human consumption in the province of Neuquén.

From the beginning of unconventional operations, YPF has considered the environmental protection as one of the values of its quality, health, safety and environment policy.

In accordance with the law (Disposición 112/2011 Subsecretaría de Medio Ambiente Neuquén), the project has an Environmental Baseline Study (“EBS”). The EBS includes the current description and environmental characterization of the concession areas and specifically environmental components that may be affected significantly by the projects and activities.

YPF is currently developing a Water Management Framework, which focus on three key areas of water use: water resources (sustainability factors, measures that consider the needs of other local water users, and the net environmental effect); water use and efficiency (controls of replacing water use, reducing water consumption, and the reuse and recycling to consider the net environmental effect); and wastewater management (consider similar sustainability factors and the net environmental effect as outlined for water resources) .

In addition, YPF commissioned the following studies: (i) a hydrogeological study of confined and semi-confined aquifers of Neuquén and Rayoso Groups and hydrogeological study of the unconfined aquifer of the alluvial plain of the Neuquén River in the Loma Campana area (beginning in December 2014), (ii) an air quality and noise study in the Loma Campana area (beginning 2015) and (iii) aquatic and terrestrial environmental studies in the Loma Campana, El Mangrullo and El Orejano areas (beginning 2015).

YPF Holdings-Operations in the United States

Laws and regulations relating to health and environmental quality in the United States affect the operations of YPF Holdings, a 100% owned subsidiary of YPF. See “—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

In 1995 YPF acquired Maxus Energy Corporation (“Maxus”), a U.S. corporation headquartered in Dallas, Texas. In connection with the sale by Maxus of Diamond Shamrock Chemicals Company (“Chemicals Company”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus had agreed to indemnify Chemicals Company and Occidental from and against certain liabilities relating to the business and activities of Chemicals Company prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals Company prior to the Closing Date.

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

See “Item 8. Financial Information—Legal Proceedings—YPF Holdings” for a description of environmental matters in connection with YPF Holdings.

Offshore Operations

All of the offshore blocks in which we have a working interest have in place a Health, Safety, Environmental and Community (“HSEC”) management plan to address risks associated with the project. In addition, all drilling projects that we operate or in which we have a working interest have in place an Emergency Response Plan (“ERP”), including response plans for oil spills.

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

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore and/or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. As of December 31, 2014, more than 99% of our proved reserves were located in Argentina. We also own property outside Argentina, mainly in the United States. See “—Exploration and Production Overview—Main Properites.”

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2014, we leased 84 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

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

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$1,500 million per incident combined for downstream and upstream operations, with varying deductibles of between U.S.$1 million and U.S.$10 million, including loss of production or profits with deductibles of 90 days for downstream operations and 60 days with a minimum deductible of U.S.$20 million for upstream operations.

Argentine regulations require us to purchase from specialized insurance companies (Aseguradoras de Riesgos de Trabajo) insurance covering the risk of personal injury and loss of life of our employees. Our insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations. These regulatory requirements also apply to all of our contractors.

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

In connection with losses or liabilities resulting from damages caused below the surface, we have agreed with some contractors that YPF assumes responsibility for indemnifying our contractors provided that such damages below the surface have not been caused by the negligence of the contractor in which case the contractor shall be liable up to a limited amount agreed by the parties in the E&P Services Agreements. However, we have also agreed with a number of contractors that YPF shall be responsible and shall indemnify contractors for damages or liabilities caused below the surface, unless such damages or liabilities result from the gross negligence or willful misconduct of contractors, in which case contractor shall be liable in full or, in certain cases, up to a limited amount.

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

We are also partners in several joint ventures and projects that are not operated by us. Contractual provisions, as well as our obligations arising from each agreement, can vary. In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our Argentine operations. In addition, in certain cases we may contract insurance covering specific incidents or damages that are not provided for in the operator’s insurance policy. We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage.

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

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration. The following limits and deductibles are applicable to our insurance coverage:

•	Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100%), with deductibles ranging from U.S.$0.75 million (100%) to U.S.$1.25 million (100%).

•	Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%), except for (i) the drilling of well SB03, which was drilled in 2014 and is subject to a U.S.$5 million deductible and (ii) incidents related to windstorms, which are subject to a U.S.$10 million (100%) deductible. Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in firefighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventer, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

•	Loss of production following damage to insured property or extra expenses paid by the operator arising from an incident is covered up to a limit of U.S.$32.0 million (15%) with a waiting time of 60 days

•	Gulf of Mexico windstorm coverage is subject to a limit of U.S.$20 million (for the insured’s interest) with respect to each and every occurrence and in the aggregate in respect of Named Gulf of Mexico Windstorm (this limit applies across Property, OEE and Loss of Production); which is excess of a retention of U.S.$10 million (100%) each and every occurrence plus 90 days waiting time in respect of loss of production.

•	Coverage for third party liability arising from personal injury or loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is subject to a limit of U.S.$333.33 million (100%) per incident, with a U.S.$5,000 deductible (100%).

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

Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry has been and continues to be subject to certain policies and regulations that have resulted in domestic prices that have been, until recently, given the decline in international prices of crude oil beginning in late 2014, lower than prevailing international market prices, export regulations, domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand, and incremental export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing and export regulations and tax policies have been implemented in an effort to satisfy increasing domestic market demand.

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the “Hydrocarbons Law,” which was enacted in 1967 and amended by Law No. 26,197 enacted in 2007 and by Law No. 27,007 enacted in 2014, which established the general legal framework for the exploration and production of oil and gas, and Law No. 24,076, referred to as the “Natural Gas Law,” enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries. See “—Law No. 27,2007, amending the Hydrocarbons Law.”

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

The Privatization Law granted us 24 exploration permits covering approximately 132,735 km2 and 50 production concessions covering approximately 32,560 km2. Limits under the Hydrocarbons Law on the number of concessions for transportation that may be held by any one entity, and the total area of exploration permits that may be granted to a single entity, were eliminated by Law No. 27,007. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces, we participate in competitive bidding rounds organized since the year 2000 by several provincial governments for the award of contracts for the exploration of hydrocarbons.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, ENARSA. The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted to ENARSA all exploration concessions in respect to offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004). Law No. 25,943 has been modified by Law No. 27,007, as described below, eliminating all permits and hydrocarbon production concessions where association agreements with ENARSA have not been signed and reverting them to the Argentine Secretariat of Energy (except for permits and concessions granted prior to Law No. 25,943). Additionally, Law No. 27,007 provides for a six month negotiating period to convert association agreements with ENARSA into permits or concessions.

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

The Expropriation Law

On May 3, 2012, the Expropriation Law (Law No. 26,741) was passed by the Argentine Congress and, on May 7, 2012, it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.

Article 3 of the Expropriation Law provides that the principles of the hydrocarbon policy of the Republic of Argentina are the following:

(a)	Promote the use of hydrocarbons and their derivatives to promote development, and as a mechanism to increase the competitiveness of the various economic sectors and that of the provinces and regions of Argentina;

(b)	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves;

(c)	Integrate public and private capital, both national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and unconventional hydrocarbons;

(d)	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons in the short, medium and long term;

(e)	Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in the Republic of Argentina in this regard;

(f)	Promote the industrialization and sale of hydrocarbons with a high added-value;

(g)	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives; and

(h)	Export hydrocarbons produced in excess of local demand, in order to improve the trade balance, ensuring a rational exploitation of the resources and the sustainability of its exploitation for use by future generations.

According to Article 2 of the Expropriation Law, the National Executive Office will be responsible for setting forth this policy and shall introduce the measures necessary to accomplish the purpose of the Expropriation Law with the participation of the Argentine provinces and public and private capital, both national and international.

Creation of Federal Council of Hydrocarbons

Article 4 of the Expropriation Law provides for the creation of a Federal Council of Hydrocarbons which shall include the participation of (a) the Ministry of Economy, the Ministry of Federal Planning, the Ministry of Labor and the Ministry of Industry, through their respective representatives; and (b) the provinces of Argentina and the City of Buenos Aires, through the representatives that each may appoint. According to Article 5 of the Expropriation Law, the responsibilities of the Federal Council of Hydrocarbons will be the following: (a) promote the coordinated action of the national and provincial governments, with the purpose of ensuring the fulfillment of the objectives of the Expropriation Law; and (b) adopt decisions regarding all questions related to the accomplishment of the objectives of the Expropriation Law and the establishment of the hydrocarbons policy of the Republic of Argentina that the National Executive Office may submit for consideration.

Expropriation of shares held by Repsol YPF

For purposes of ensuring the fulfillment of its objectives, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF S.A. and its controlled or controlling entities. According to the Expropriation Law, the shares subject to expropriation, which have been declared of public interest and were transferred to the Republic of Argentina, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Expropriation Law provided for the expropriation of 51% of the share capital of the company Repsol YPF GAS S.A. represented by 60% of the Class A shares of such company owned, directly or indirectly, by Repsol Butano S.A. and its controlled or controlling entities.

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

To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder.

Any future transfer of the shares subject to expropriation is prohibited without the permission of the Argentine Congress by a vote of two-thirds of its members.

In accordance with Article 9 of the Expropriation Law, the appointment of YPF S.A. Directors representing the expropriated shares shall be made proportionately considering the holdings of the Argentine federal government and provincial governments, and one Director shall represent the employees of the Company.

In accordance with Article 16 of the Expropriation Law, the federal government and the provinces must exercise their rights pursuant to the following principles: (a) the strategic contribution of YPF to the achievement of the objectives set forth in the Expropriation Law; (b) the administration of YPF pursuant to the industry’s best practices and corporate governance, safeguarding shareholders’ interests and generating value on their behalf; and (c) the professional management of YPF.

See “—Law No. 26,932” for descriptions of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol, and the arrangement between Repsol and YPF for the withdrawal of certain claims and actions relating to such expropriation.

Legal nature of the Company

YPF will continue to operate as a publicly traded corporation pursuant to Chapter II, Section V of Law No. 19,550 and its corresponding regulations, and will not be subject to any legislation or regulation applicable to the management or control of companies or entities owned by the federal government or provincial governments.

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

Law No. 26,932

On February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class “D” shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted U.S.$5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol executed a separate agreement (“the Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force. The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders meeting and approved by the Argentine Congress by Law No. 26,932 enacted Decree No. 600/2014. On May 8, 2014, YPF was notified of the entrance into force of the Repsol Agreement. As of that date, the expropriation pursuant to the Expropriation Law has been concluded, and as a result the Republic of Argentina is definitively the owner of 51% of capital stock of each of YPF S.A. and YPF GAS S.A.

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

Pursuant to Law No. 26,197, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including its sea), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations that complement this law.

Consequently, even though Law No. 26,197 established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine federal government retained the power to determine the national energy policy.

It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located.

Law No. 26,197 provides that the Argentine federal government shall retain the authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities shall be transferred to the provinces.

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

Decree No. 1277/2012

Decree No. 1277/12 derogated main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 of Decree No. 1212/89 and sections 3 and 5 of Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules”, regulating the Expropriation Law.

This regulation creates a commission, the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments (the “Commission”), which consists of representatives of Secretariat of Economic Policy and Development Planning, Secretariat of Energy and Argentine Secretariat of Domestic Commerce. This Commission is entrusted with annually making the National Plan for Hydrocarbons Investments. According to section 6 of Annex I, the aforementioned plan will take into consideration a complete and integral evaluation of the hydrocarbons sector of Argentina and will establish the criteria and the desirable goals on matter of investments in exploration, exploitation, refining, transport and commercialization of hydrocarbons.

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

Law No. 27,007, amending the Hydrocarbons Law

On October 31, 2014, Law No. 27,007 amending the Hydrocarbons Law was published in the Official Gazette of the Republic of Argentina. The Hydrocarbons Law would apply in certain aspects of some of the Company’s existing concessions as well as future concessions. The most relevant modifications in that law are detailed below.

•	With respect to exploration permits, it distinguishes between those with conventional and unconventional objectives, and those in which exploration is undertaken in the territorial sea and continental shelf. Law No. 27,007 modifies the basic time periods governing such activities, from three to two periods and limiting the two basic periods to (i) three years each for exploration with conventional objectives and (ii) four years each for exploration with unconventional objectives and (iii) four years each for exploration in the territorial sea or on the continental shelf. In each of these cases, the extension period of up to five years (already established in the Hydrocarbons Law) is maintained, although it is subject to the permit holder having complied with its investment and other obligations. At the end of the first basic period and so long as the permit holder has complied with its obligations under the permit, the permit holder may continue to hold the entire area. After the second basic period ends, the permit holder may surrender the entire area or, if the holder decides to trigger the extension period, 50% of the remaining area.

•	In relation to concessions, Law No. 27,007 provides for three types of concessions: conventional production, unconventional production and production in the territorial sea or on the continental shelf. Each of these concessions will last 25, 35, and 30 years, respectively. In addition, permit holders or production concessionaires may request unconventional production concessions on the basis of the development of a pilot plan. So long as the concessionaires (i) have complied with their obligations, (ii) are producing hydrocarbons in the areas under consideration and (iii) present an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession, they may request extension periods of ten years each.

•	The amounts to be paid with respect to annual surface fee pursuant to Sections 57 and 58 of the Hydrocarbons Law for the periods of exploration and production have been increased with the goal of incentivizing exploration and development of these areas. Additionally, beginning with the second basic exploration period, these may be reduced partially in light of investments actually carried out in the relevant areas. Restrictions on the number of exploration permits and/or production concessions that an individual or legal entity may hold were eliminated.

•	The Hydrocarbons Law established a 35-year term for those concessions granted for the transportation of oil, gas and petroleum products that holders of production concessions are entitled to receive. Law No. 27,007 modified the awarded term for hydrocarbon transportation concessions, to be synchronized with the production concession periods.

•	In connection with exploration and production offerings, tenders may be made by Argentine and foreign companies, with the goal of obtaining the highest number of tenders possible. In addition, the bidding documents must be prepared by the competent authorities on the basis of the “Model Bidding Document” which will be drafted jointly by the competent authorities of the Provinces and the Argentine Secretariat of Energy. This Model Bidding Document must be prepared within 180 days of the entry into force of Law No. 27,007. Tenders will be awarded to offerors who present the most relevant offer, in particular, the one proposing the highest amount of investments or exploratory activity.

•	Royalties have been set at a maximum of 12% on the results of liquid hydrocarbons or natural gas production. Royalties may be reduced considering productivity of the area and the type of production. In cases of extension periods, an additional royalty of 3% will be added for each extension, up to a maximum of 18%. In addition, in case of such extensions, the competent authority may include the payment of an extension bond which maximum amount shall be equal to the result of multiplying the remaining proved reserves at the end of the concession period to be extended by 2% of the average basin price, for the two years period prior the moment when the extension is granted, applicable to the hydrocarbons at issue.

•	Law No. 27,007 also provides that the Argentine federal government and the provinces may not establish, in the future, new areas reserved in favor of state-owned entities or companies with state participation. Further, with respect to existing reserved areas that do not have association agreements with third parties as of the date of this new law, associative schemes may be carried out so long as, during the development phase, the participation of state-owned entities or companies with state participation is proportional to the effective investments promised and carried out by them.

•	Law No. 27,007 additionally incorporates into the Investment Promotion Regime for the Exploration of Hydrocarbons (Decree 929/2013) projects, as authorized by the Commission, that imply direct investments in foreign currency greater than U.S.$250 million to be invested during the first three years of the project. Also, it modifies the percentages of hydrocarbons that, beginning with the third year, will be subject to the benefits of the regime. For conventional and unconventional production concessions, as well as offshore concessions at depths less than or equal to 90 meters, the percentage shall be 20%; for offshore concessions at depths greater than 90 meters, the percentage shall be 60%.

•	Within the framework of the Investment Promotion Regime for the Exploration of Hydrocarbons, Law No. 27,007 provides for contributions by companies to the provinces where the projects take place, which amount to 2.5% of the initial investment amount of the project, to be directed to “Corporate Social Responsibility” contributions. In addition, an amount to be determined by the Commission in light of the extent of the project, to finance infrastructure, have to be contributed by the Argentine federal government.

•	Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the National Registry of Hydrocarbon Investments shall pay import duties as indicated in Decree 927/13 (reduced rates). This list may be extended to other strategic products.

•	According to Law No. 27,007, the federal government and the provinces shall attempt to establish uniform environmental legislation and the adoption of uniform fiscal treatment in this sector. The competent authorities, including the Argentine Secretariat of Energy and the Commission, will promote unification of procedures and registries.

•	All national off shore permits and off shore hydrocarbon production concessions in which association agreements with ENARSA that have not been signed as of the date of the new law will revert to and be transferred to the Argentine Secretariat of Energy. Permits and concessions granted prior to Law No. 25,943 shall be exempted from this provision. The National Executive Office may negotiate, for 180 days following the enactment of the new law, the conversion of association agreements signed with ENARSA to permits or production concessions.

Resolution 14/2015

On February 4, 2015, the Commission issued Resolution 14/2015 that created the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) (the “Program”), which will be valid from January 1, 2015 through December 31, 2015 and may be extended for twelve months. This Program provides for a payment in Argentine pesos to beneficiary companies, in an amount of up to U.S. $3.00 per barrel when such company’s quarterly production of crude oil is equal to or greater than the base production level under the Program, in addition to the compliance with certain other requirements related to the level of activity of the Company as set by Resolution 33/2015. The base production level under the Program is the total production of crude oil of the beneficiary company for the fourth quarter of 2014. Those beneficiary companies that have satisfied the demand of all of the domestic refineries operating within Argentina may direct a portion of their production to the international market and receive an additional payment of U.S. $2.00 or U.S. $3.00 per barrel of crude oil exported, depending on the volume exported.

Companies that are registered under the National Hydrocarbons Investments Registry may request that the Commission include them in the Program up to April 30, 2015, providing certain information as regards to production and exports for 2014. If the Commission accepts these companies as a beneficiary company, they may receive the export and/or production stimulus described above. The payments will be made in Argentine pesos using the Reference Exchange Rate of BCRA Communication “A” 3500 of the last business day prior to the presentation of the information of the corresponding quarter to the Commission.

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted to National Executive Office the authority to enact all necessary regulations in order to overcome the economic crisis that Argentina was then facing. The situation of emergency declared by Law No. 25,561 has been extended until December 31, 2015 by Law No. 26,896. The National Executive Office is authorized to execute the powers delegated by Law No.25,561 until such date.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted to overcome the economic crisis, including (1) the conversion into pesos of deposit, obligations and tariffs of public services, among others, (2) the imposition of customs duties on the export of hydrocarbons with instructions to the National Executive Office to set the applicable rate thereof. The application of these duties and the instruction to the National Executive Office have been extended until January 2017 by Law No. 26,732. See “—Taxation.”

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

Under the Hydrocarbons Law, the federal and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits were granted to third parties in connection with the deregulation and demonopolization process and permits covering areas in which our predecessor company, Yacimientos Petrolíferos Fiscales Sociedad del Estado, was operating at the date of the Privatization Law were granted to us by such law. In 1991, the National Executive Office established a program under the Hydrocarbons Law (known as Plan Argentina) pursuant to which exploration permits were auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Under the Hydrocarbons Law, each exploration permit may cover only unproved areas not to exceed 10,000 km2 (15,000 km2 offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. The first basic term is up to four years, the second basic term is up to three years, the third basic term is up to two years and the extension term is up to five years. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit, with the permit holder deciding which portion of the acreage to keep. At the expiration of the three basic terms, the permit holder is required to surrender all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage. Under Law No. 27,007, which will apply to future exploration permits, each exploration permit may have a term of up to 11 years for conventional objectives and 13 years for unconventional objectives and offshore exploration. The terms are divided into two basic terms and one extension term. The first and second basic terms are up to three years, for conventional objectives and up to four years for unconventional objectives and offshore exploration, and the extension term is up to five years, so long as the permit holder has complied with its investments and other obligations. At the expiration of the first basic term, the permit holder will have the right to continue exploring the entire area for the second basic term so long as it has complied with all its obligations under the permit. At the expiration of the second basic term, the permit holder is required to surrender all of the remaining acreage, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law, as modified by Law No. 27,007, provides that new conventional oil and gas production concessions shall remain in effect for 25 years from the date of the award of the production concession, new unconventional oil and gas production concessions shall remain in effect for 35 years from that date, and new offshore oil and gas production concessions shall remain in effect for 30 years from that date, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law, as modified by Law No. 27,007, further provides for the concession term to be extended for periods of up to 10 additional years each, subject to terms and conditions approved by the grantor at the time of the extension. Such conditions may include the payment of an extension bond with a maximum amount equal to the result of multiplying the remaining proved reserves at the end of the concession period by 2% of the average basin price, for the period two years prior to the date the extension is granted, applicable to the hydrocarbons at issue. Under Law No. 26,197, the authority to extend the terms of current and new permits and concessions has been vested in the governments of the provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond 12 nautical miles). In order to be entitled to the extension, a concessionaire, such as us, must have complied with all of its obligations under the Hydrocarbons Law, including, without limitation, evidence of payment of taxes and royalties and compliance with environmental, investment and development obligations, must be producing hydrocarbons in the area at issue and must present an investment plan to develop the concession. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation of Liquid Hydrocarbons.”

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

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. As modified by Law No. 27,007, royalty rates are set at a maximum of 12% (though 3% will be added for each extension up to a maximum of 18%). They are payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and natural gas volumes sold. These royalty rates may be reduced considering productivity and the type of production at issue. Notwithstanding the foregoing, in concessions extended prior to the entry into force of Law No. 27,007, the previous conditions adopted remain in force. In some cases, an additional 3% royalty has been added. (See “—Extension of Exploitation Concessions in the province of Neuquén, —Mendoza, —Salta, —Santa Cruz, —Chubut and —Tierra del Fuego.” In the extension of our concessions in Santa Cruz, we agreed to a 10% royalty (instead of 12%) for unconventional hydrocarbons. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to Resolution S.E. 435/04 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

As a result of Resolution 394/07 of the Ministry of Economy, among other things, which increased duties on exports of certain hydrocarbons, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for calculation of royalties. In January 2013, the Ministry of Economy issued Resolution 1/13, modifying exhibit I of Resolution 394/07 of the Ministry of Economy, thus setting a new reference price for crude oil (U.S.$70 per barrel) and certain products. In October 2014, the Ministry of Economy issued Resolution 803/2014 incorporating exhibit III to Resolution 394/07 of the Ministry of Economy, thus modifying the applicable percentages of duties of exports for certain products below certain prices.

However, on December 29, 2014 Resolution 1077/2014 repealed Resolution 394/07, as amended, and set forth a new withholding program based on the international price of crude oil (the “International Price”). The International Price is calculated based on the Brent value for the applicable month less U.S.$8 per barrel. The new program establishes a 1% general nominal withholding applicable to all products covered by the resolution, including crude oil, diesel, gasoline and lubricants as well as other petroleum products, to the extent that the International Price is below U.S.$71 per barrel. The resolution further provides an increasing variable withholding rate for crude exports oil exports to the extent the International Price exceeds U.S.$71 per barrel. As a result, the maximum a producer may charge is approximately U.S.$70 per barrel exported, depending on the quality of crude sold. The resolution also sets forth increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum when the International Price exceeds U.S.$71 per barrel at rates that allow the producer to receive a portion of the elevated price.

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

Furthermore, pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and that varies depending on the phase of the operation, such as exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. These amounts were updated by Law No. 27,007 and may be partially adjusted as from the second basic exploration period in light of investments actually carried out. Exploration permits and production or transportation concessions may be terminated upon any of the following events:

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

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine federal government in the case of reservoirs under federal jurisdiction (for instance, located on the continental shelf or beyond 12 nautical miles offshore), without compensation to the holder of the concession.

Certain of our production concessions expire in 2017. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business — Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may be cancelled or not renewed.” The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law, as modified, provides that applications must be submitted at least one year prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

On March 16, 2006, the Argentine Secretariat of Energy issued Resolution S.E. No. 324/06 requiring that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules. See “—Exploration and Production Overview—Oil and Gas Reserves.”

In March 2007, the Argentine Secretariat of Energy issued Resolution No 407/07 that approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. According to Resolution No. 407/07, YPF, as a holder of production concessions and exploration permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

In addition, by Resolution 130/2013 of the Ministry of Economy published on April 19, 2013 in the Official Gazette, the Argentine Oil Fund was created. This fund will manage up to U.S.$2,000 million, to provide loans or capital contributions or to acquire financial instruments in order to implement hydrocarbons exploration, exploitation, processing and marketing projects for oil and gas companies in which the Argentine government has interest or exercises economic and political rights.

Extension of Exploitation Concessions in the province of Neuquén

In addition to the extension in 2002 of the expiration date of the exploitation concession of the Loma La Lata field until 2027, during the years 2008 and 2009, YPF entered into a number of agreements with the province of Neuquén, pursuant to which the exploitation concession terms of several areas located within the province were extended for a 10-year term, which now expire between 2026 and 2027. As a condition to the extension of the concession terms, YPF has undertaken to do the following under the relevant agreements: (i) to make initial payments to the province of Neuquén in an aggregate amount of approximately U.S.$204 million; (ii) to pay the province of Neuquén an “Extraordinary Production Royalty” of 3% of the production of the areas affected by this extension (in addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income, as defined in each agreement); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures until the expiration of the concessions in an aggregate amount of approximately U.S.$3,512 million; and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an aggregate amount of approximately U.S.$23 million.

Decree No. 1208/2013 of the province of Neuquén approves an agreement entered into between the province of Neuquén and YPF dated July 24, 2013, that (i) separates from the Loma La Lata—Sierra Barrosa concession a surface area of 327.5 km2; (ii) incorporates the separated surface area into the Loma Campana concession and (iii) extends the Loma Campana concession to November 11, 2048, according to Decree 929/13.

Extension of Exploitation Concessions in the province of Mendoza

In April 2011, YPF entered into an agreement with the province of Mendoza to extend the term of the exploitation concessions identified below, and the transportation concessions located within the province, which was ratified by a decree published in July 2011.

The agreement between YPF and the province of Mendoza provides, inter alia, the following:

•	Concessions involved: El Portón, Barrancas, Cerro Fortunoso, El Manzano, La Brea, Llancanelo, Llancanelo R, Puntilla de Huincán, Río Tunuyan, Valle del Río Grande, Vizcacheras, Cañadón Amarillo, Altiplanicie del Payún, Chihuido de la Sierra Negra, Puesto Hernández and La Ventana;

•	Exploitation concession terms, which were originally set to expire in 2017, were extended for a 10-year term to 2027; and

•	YPF agreed:

(i) to make initial payments to the province of Mendoza in an aggregate amount of approximately U.S.$135 million; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement; (iii) a fee for extraordinary income based on 10%, 15% or 20% of the difference between the price actually received by YPF and certain benchmarks set out in the agreement; (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$4,113 million until the expiration of the extended term; (iv) to contribute U.S.$16.2 million to a “Social Infrastructure Investment Fund” to satisfy community needs in the province of Mendoza; and (v) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” in order to fund the purchase of equipment and finance training activities in certain government agencies of the province of Mendoza.

Extension of Exploitation Concessions in the province of Santa Cruz

In November 2012, YPF entered into an agreement with the province of Santa Cruz to extend the term of the exploitation concessions identified below, which was ratified by a provincial law published on November 2012.

The agreement between YPF and the province of Santa Cruz provides, inter alia, the following:

•	Concessions involved: Cerro Piedra-Cerro Guadal Norte; Cañadón de la Escondida-Las Heras; Cañadón León-Meseta Espinosa; Los Monos; Pico Truncado-El Cordón; Los Perales-Las Mesetas; El Guadal-Lomas del Cuy; Cañadón Vasco; Cañadón Yatel, Magallanes (portion located in Santa Cruz) and Barranca Yankowsky;

•	Exploitation concession terms, which were originally set to expire in 2017, were extended for a 25-year term to 2042; and

•	YPF has undertaken:

(i)	to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of U.S.$200 million;

(ii)	to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% on the production of conventional hydrocarbons, and 10% on the production of unconventional hydrocarbons;

(iii)	to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures on the exploitation concessions;

(iv)	to contribute with infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the initial payment, and;

(v)	to contribute to an “Institutional Strengthening Fund” and to carry out a program for technical formation (YPF y los Trabajadores) and a program for development of contractors (Sustenta) within the province of Santa Cruz.

Negotiation of Extension of Concessions in the province of Tierra del Fuego

The Company has negotiated with the Executive office of the province of Tierra del Fuego the terms in order to extend the Tierra del Fuego and Chorrillos exploitation concessions which are jointly held by YPF (30%), Petrolera LF Company S.R.L. (35%), and Petrolera TDF Company S.R.L. (35%). Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L. were subsidiaries of Apache which we acquired in 2013. The final agreement was executed by the province of Tierra del Fuego, YPF, Petrolera LF Company S.R.L. and Petrolera TDF Company S.R.L. on December 18, 2013. The agreement was ratified by the Parliament of the province of Tierra del Fuego on October 10, 2014 through the enactment of Provincial Law No. 997 and 998. The agreement grants an extension of the Tierra del Fuego concession until November 2027 and an extension of the Chorrillos concession until April 2026.

Extension of Concessions in the province of Chubut

The Company has obtained the extension of the following concessions in the Province of Chubut:

•	El Tordillo – La Tapera and Puesto Quiroga Exploitation Concessions: On October 2, 2013 the province of Chubut published the Provincial law approving the agreement for the extension of the El Tordillo, La Tapera and Puesto Quiroga concessions located in the province of Chubut. YPF holds a 12.196% interest in these concessions while Petrobras Argentina S.A. holds a 35.67% interest and Tecpetrol S.A. holds the remaining 52.133%. The concessions were extended for a period of 30 years from the original 2017 expiration. The following are the main terms and conditions of the extension agreement entered into by and between the province of Chubut and the parties that hold interests in the concessions:

(i)	To make initial payments to the province of Chubut in an aggregate amount of U.S.$18 million.

(ii)	To pay an “Extraordinary Production Royalty” of 4% of the production of the areas included in the extension.

(iii)	To make disbursements and investments aimed at the conservation and protection of the environment.

(iv)	To maintain operational a minimum number of drilling and work-over rigs.

(v)	Upon expiration of the first ten years of the extension period, the Parties shall transfer and assign to Petrominera S.E., the provincial oil company, a 10% interest in the areas covered by the extension agreement.

•	Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol—Escalante – Escalante Exploitation Concessions: On December 26, 2013 YPF executed an agreement with the province of Chubut for the extension of the original term of duration of these concessions. YPF holds a 100% interest in all the concessions except for the Campamento Central – Cañadón Perdido Concession where ENAP Sipetrol S.A. and YPF each hold a 50% interest.

The concessions were extended for a period of 30 years following the expiration of the original concession terms, which would have expired in 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr).

The following are the main terms and conditions agreed by and between YPF and the province of Chubut.

(i)	To make initial payments to the province of Chubut in an aggregate amount of U.S.$30 million.

(ii)	To pay an “Extraordinary Production Royalty” of 3% of the production of the areas included in the extension agreement.

(iii)	To comply with a minimum investment program.

(iv)	To maintain a minimum number of drilling and work-over rigs operational.

(v)	To assign to Petrominera S.E., 41% of YPF’s interest in the El Tordillo, La Tapera and Puesto Quiroga exploitation concessions (equal to 5% of the total interest in the concessions).

ENAP Sipetrol S.A. has agreed to fulfill the obligations set forth in the extension agreement on a pro-rata basis relative to its participation interest in the Campamento Central – Cañadon Perdido concession agreement.

Extension of Exploitation Concessions in the province of Salta

In October 2012, YPF entered into an agreement with the province of Salta to extend the original terms of the exploitation concessions identified below, subject to the approval of the National Executive Office by decree.

The agreement was approved by Resolution No. 35/12 of Salta’s Secretariat of Energy on October 26, 2012 and Decree 3694/12 on December 6, 2012. The agreement was signed between YPF, Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma S.A.A.I. and the province of Salta, and provides for the following:

•	Concessions involved: Sierras de Aguaragüe, Campo Durán-Madrejones, La Bolsa and Río Pescado.

•	Exploitation concession terms are extended for a 10-year term following the expiration of the original 25 year term, until November 14, 2027.

•	YPF has agreed:

(i)	to conduct in Aguaragüe, the following investments: a minimum level of activity in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of U.S.$36 million,

(ii)	to pay the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in Article 59 and 62 of the Hydrocarbons Law,

(iii)	to pay the province an additional payment, when extraordinary income the sale of crude oil and natural gas from the concessions, under conditions where prices exceed U.S.$90/bbl in the case of crude oil and the equivalent of 70% of import prices in the case of natural gas,

(iv)	to pay the province, in aggregate, a one-time amount of U.S.$5 million as an extension bonus,

(v)	to make investments for a minimum amount of U.S.$30 million in aggregate in additional exploration work to be implemented in the concessions, subject to certain conditions and

(vi)	to invest U.S.$1 million in aggregate in the implementation of social infrastructure projects in the province.

Extension of Exploitation Concessions in the province of Rio Negro

In December 2014, YPF entered into an agreement with the province of Rio Negro to extend the original terms of the exploitation concessions identified below. Effectiveness of the agreement was subject to the ratification of its terms by the Parliament of the province of Rio Negro that was granted on December 30, 2014 through the enactment of Provincial Law No.5027.

The agreement was signed between YPF, YSUR Energia Argentina S.R.L. (formerly named Apache Energia Argentina S.R.L.), YSUR Petrolera Argentina S.A. (formerly named Apache Petrolera Argentina S.A.) and the province of Rio Negro and provides the following:

•	Concessions involved: (i) El Medanito, Barranca De Los Loros, Señal Picada-Punta Barda, Bajo Del Piche and Los Caldenes, where YPF holds a 100% undivided interest; (ii) Estacion Fernandez Oro, where YSUR Energia Argentina S.R.L. holds a 100% undivided interest; and (iii) El Santiagueño, where YSUR Petrolera Argentina S.A. holds a 100% undivided interest.

•	Exploitation concession terms are extended for a 10-year term following the expiration of the original 25 year term, until November 14, 2027, except for the exploitation concessions in (i) Los Caldenes which was extended until September 18, 2036, (ii) Estacion Fernández Oro which was extended until August 16, 2026 and (iii) El Santiagueño which was extended until September 6, 2025.

•	YPF has agreed:

(i)	to make an initial payment to the Province of Rio Negro in an aggregate amount of U.S.$46 million;

(ii)	to make contributions to social development and institutional strengthening within the province of Rio Negro in an amount equivalent to 20% of the initial payment;

(iii)	to pay an “Extraordinary Production Royalty” of 3% of the monthly production;

(iv)	to contribute annually to training, research and development, the amount depends on the volume of production;

(v)	to comply with a minimum investment program; and

(vi)	to make disbursements and investments aimed at the conservation and protection of the environment.

Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas).

Additionally, prior approval of the Argentine government is required:

•	for non-Argentine shareholders to acquire control of us; or

•	if and when the majority of our shares belong to non-Argentine shareholders, as was the case when we were controlled by Repsol for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones.

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

Transportation of Liquid Hydrocarbons

The Hydrocarbons Law No. 17,319 permits the National Executive Office to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Pursuant to Law No. 26,197, the relevant provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the National Executive Office.

The Hydrocarbons Law No. 27,007, which will apply to future concessions for the transportation of liquid hydrocarbons, permits the National Executive Office to award concessions for the transportation of oil, gas and petroleum products for terms equivalent to those granted for production concessions linked to those transport concessions, following submission of competitive bids. The term of a transportation concession may be extended for additional terms equivalent to those of the associated production concession. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales Sociedad del Estado at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime as described above.

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

The Hydrocarbons Law authorizes the National Executive Office to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the National Executive Office finds domestic production to be insufficient to satisfy domestic demand. If the National Executive Office restricts the export of crude oil and petroleum products or the sale of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality.

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

In addition, in May 2012, the Expropriation Law was passed by the Argentine Congress and became effective. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Furthermore, Decree No. 1277/12 derogated main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 of Decree No. 1212/89 and sections 3 and 5 of Decree No. 1589/89. Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules,” regulating Law No. 26,741. This regulation creates the Commission, which among other matters is entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should permit recovery of production costs and obtaining a reasonable profit margin. See “—The Expropriation Law” and “—Decree No. 1277/2012.”

On July 15, 2013, Decree No. 929/2013 was published in the Official Gazette and provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotion Regime”), both for conventional and unconventional hydrocarbons to be applied across the Argentine territory. Applications to be included in this Promotion Regime may be filed by subjects duly registered with the National Registry of Hydrocarbon Investments who are holders of exploration permits and/or exploitation concessions and/or third parties associated with those holders and who submit an Investment Project for Hydrocarbon Exploitation (the “Investment Project”) to the Commission of Strategic Planning and Coordination of the National Hydrocarbons Investment Plan created by Decree No. 1,277/12, entailing a direct investment in foreign currency of at least U.S.$1 billion, calculated at the time of submission of the Investment Project, and to be invested in the first five years of the Investment Project. Beneficiaries of this Promotion Regime shall enjoy the following benefits, among others: i) they shall be entitled, under the terms of the Hydrocarbons Law, from the fifth anniversary of the start-up of their respective Investment Project, to freely export 20% of the production of liquid and gaseous hydrocarbons produced under such Investment Projects, at a 0% export tax rate, if applicable; ii) they shall freely dispose of 100% of the proceeds derived from the export of the hydrocarbons mentioned in i) above, provided the approved Investment Project would have generated an inflow of foreign currency into Argentina’s financial market equal to at least U.S.$1 billion, following the requirements mentioned above; iii) if hydrocarbon production in Argentina is not enough to cover domestic supply needs in accordance with section 6 of the Hydrocarbons Law, beneficiaries of the Promotion Regime, from the fifth anniversary of the start-up of their respective Investment the Projects, shall be entitled to obtain, in relation to the aforementioned exportable rate of liquid and gaseous hydrocarbons produced in the Investment Projects, a price not lower than the reference export price calculated without deducting any export duties that would have been applicable. Law No. 27,007, as described above, has incorporated into this regime projects submitted to the Commission of Strategic Planning and Coordination of the National Hydrocarbons Investment Plan entailing a direct investment in foreign currency of at least U.S.$250 million, calculated at the time of submission of the Investment Project, and to be invested in the first three years of the Investment Project. Further, Law 27,007 modifies the percentages of hydrocarbons to be benefitted under this regime to 20% of the production of conventional, unconventional and offshore concessions at depths less than or equal to 90 meters and 60% of the production of offshore concessions at depths greater than 90 meters. See “—Law 27,007, amending the Hydrocarbons Law.”
Additionally, the Decree created a new type of concession for the “Exploitation of Unconventional Hydrocarbons,” which has been incorporated in the Hydrocarbons Law by Law No. 27,007, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied to reservoirs located in geological formations of schist and slates (shale gas or shale oil), tight sands (tight oil and tight gas), coal layers (coal bed methane) and, in general, from any reservoir that presents low-permeability rock as its main feature. The Decree provides that holders of exploration permits and/or exploitation concessions that are beneficiaries of the Promotion Regime shall be entitled to apply for a “Concession for Unconventional Hydrocarbons Exploitation.” Likewise, holders of a Concession for Unconventional Hydrocarbons Exploitation who are also holders of an adjacent and pre-existing concession may request the unification of both areas into a single unconventional exploitation concession, provided the geological continuity of such areas is duly proven.

As noted above, Law No. 27,007 provides for contributions by companies to the provinces where the projects take place, which amount to 2.5% of the initial investment amount of the project, to be directed to “Corporate Social Responsibility” contributions. In addition, an amount to be determined by the Commission in light of the extent of the project, to finance infrastructure, have to be contributed by the Argentine federal government. Finally, Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the National Registry of Hydrocarbon Investments shall pay import duties indicated in Decree 927/13 (reduced rates). This list may be extended to other strategic products.

Production of crude oil and reserves

Executive Decree No. 2014/08 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/08 of December 1, 2008, approved the regulations of the program. The program entitled production companies which increased their production and reserves within the scope of the program, and whose plans were approved by the Argentine Secretariat of Energy, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, YPF was notified by the Argentine Secretariat of Energy that the benefits granted under the “Petroleum Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the notice. The reasons alleged for such suspension were that the “Petroleum Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF challenged this temporary suspension.

Refined products

In April 2002, the Argentine government and the main oil companies in Argentina, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between this fixed price and the market price through export duty credits. Subsequent agreements entered into between the Argentine government and the main oil companies in Argentina extended the subsidy scheme until December 2009, while the aforementioned fixed price was revised from time to time.

In March 2009, Executive Decree No. 1390/09 empowered the Chief of Staff to sign annual agreements extending the diesel subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, or with cash. As of the date of this annual report, execution of the annual agreements for the fiscal years 2010 and 2011 is pending. Nevertheless, the subsidy scheme has continued to be in place on the basis of the monthly communications issued by the Argentine Secretariat of Transport notifying oil companies of the volumes to be delivered to each beneficiary of the scheme at the fixed price, and the Argentine government has continued to compensate oil companies for deliveries of diesel made under the scheme.

In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the National Antitrust Commission (“CNDC”) a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel to public bus transportation companies. The alleged conduct consists of selling bulk diesel to public bus transportation companies at prices higher than the retail price charged in service stations. On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby, effective from the date of the resolution, (i) each of these five oil companies was ordered to sell diesel to public bus transportation companies at a price no higher than the retail price charged by its nearest service station, while maintaining both historic volumes and delivery conditions; and (ii) created a price monitoring scheme for both the retail and the bulk markets to be implemented by the CNDC. YPF challenged Resolution No. 6/2012 and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of Resolution No. 6/2012 have been temporarily suspended. On December 9, 2014, the Federal Civil and Commercial Appeals Court issued a ruling stating that the case had become moot and that there are no actual consequences for YPF arising from the challenged Resolution, since prices of the diesel fuel to public bus transportation companies have suffered several variations since the date such Resolution entered into effect. See “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, possible contingencies—CNDC claims.”

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell and Axion (previously Esso) were ordered to supply jet fuel for domestic and international air transport at a price, net of taxes, not to exceed by 2.7% the price, net of taxes, of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The resolution benefits companies that operate in the field of commercial passenger and/or cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Argentine Secretariat of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce suggested the implementation of a price surveillance system by the CNDC. YPF appealed Resolution No. 17/2012 and on May 15, 2012 it was notified that the Federal Civil and Commercial Court of Appeals accepted YPF’s presentation and suspended the effectiveness of Resolution No. 17/2012 until the final judgment regarding its legality. On August 31, 2012, the Court of Appeals declared Resolution No. 17/2012 to be null, on the basis of lack of authority of the Argentine Secretariat of Domestic Commerce. This decision was appealed by the Secretariat and a final judgment is pending.

The Argentine Secretariat of Energy has issued a series of resolutions in order to provide the market with information about liquid fuel prices and volumes. For example, Resolution S.E. No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self-Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; Resolution S.E. No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold. Resolution S.E. No. 1,834/05 compels service stations and/or supply point operators and/or self-consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Argentine Secretariat of Energy. Resolution S.E. No. 1,879/05 established that refining companies registered by the Argentine Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to its counterparties, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable cost overruns to the refining company.

Disposition S.S.C. No. 157/06 of the Undersecretariat of Fuels provides that fuel sellers who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, and which for any reason are seeking to terminate such contract, shall report the termination in advance with the Undersecretariat of Fuels in order to inform the Argentine Secretariat of Domestic Commerce of the situation. In that case, the Argentine Secretariat of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply. The Disposition has not been imposed by the authorities in cases involving YPF.

Resolution S.E. No. 1679/04 reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/02, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/02, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/07 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Direction to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/02 (crude, fuel oil, diesel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20,680, imposes on each Argentine refining company the obligation to supply all reasonable diesel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors. YPF has duly fulfilled its obligation under this Resolution and has not received any type of sanction from the authorities in this regard.

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

The above resolutions affecting domestic prices expired on November 24, 2013 and are no longer in effect.

In addition, in May 2012, the Expropriation Law was enacted by the Argentine Congress and became effective. See “—The Expropriation Law” and “—Decree No. 1277/2012.”

On December 30, 2013, the Commission approved, through Resolution No. 99/2013, the general rules for the grant of quotes of liquid fuels volumes allowed to be imported by locally registered companies, including, among others, oil companies registered in the relevant registries of the Secretariat of Energy. These rules regulate the requirements, grant of volumes to be imported and other conditions to be complied with by the companies that wish to import liquid fuels free of the tax on liquid fuels (imposed by Law No. 23,966) and the tax on diesel (imposed by Law No. 26,098), jointly with other fuels up to a maximum aggregate amount of 7 million cubic meters.

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

On June 14, 2007, Resolution No. 599/07 of the Argentine Secretariat of Energy approved a proposed agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). We executed the Agreement 2007-2011 taking into account that producers that did not enter into the Agreement 2007-2011 would be required to satisfy domestic demand before those who entered into the agreement 2007-2011. Producers are authorized to withdraw from the agreement 2007-2011 and will be treated as any producer that has not entered into the Agreement 2007-2011. On January 5, 2012, the Official Gazette published Resolution S.E. No. 172, which temporarily extends the assignation rules and other criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria. On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

The purpose of the Agreement 2007-2011 was to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “Agreed Demand Levels”). Producers that have entered into the Agreement 2007-2011 would commit to supply a part of the Agreed Demand Levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d). The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the Agreed Demand Levels. In order to guarantee any domestic market demand of natural gas in excess of the Agreed Demand Levels, Resolution S.E. No. 599/07 maintains the effectiveness of the resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export administration and domestic supply priorities.” Resolution S.E. No. 599/07 also states that the Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

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

The Argentine Secretariat of Energy created, by its Resolution No. 24/08 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program is not subject to the Agreement 2007-2011 and the price conditions established under such Agreement.

The Argentine Secretariat of Energy, through Resolution No. 1031/08 issued on September 12, 2008, modified Resolution No. 24/08, establishing the specific conditions petitioners must meet in order to qualify for the Gas Plus program. Certain of such conditions were modified by Resolution No. 695/09 of the Argentine Secretariat of Energy, which demands compliance with commitments already assumed.

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

On March 19, 2012, the Official Gazette published Resolution SE No. 55/2012 of the Secretariat of Energy, which extended the Complementary Agreement for 2012 and established the following with respect to non-signing parties: (i) the natural gas price increase established by the Complementary Agreement will not be applicable to natural gas injected into the gas system by non-signing parties; (ii) natural gas injected by non-signing parties will be consumed first in the order of priority by residential users, which has the lowest tariffs; and (iii) non-signing parties must fulfill all of the commitments undertaken by natural gas producers under the Agreement 2007-2011, which was extended by Resolution S.E. No. 172. On March 23, 2012, Resolution S.E. No. 55/2012 was supplemented by Resolution ENARGAS No. 2087/2012, which sets forth, among others, the procedure that distribution companies should follow to secure amounts to be deposited with the fiduciary fund created by Law No. 26,020. Additionally, according to this resolution, producers which have not signed the 2012 extension of the Complementary Agreement are not allowed to charge the well-head price increases for gas set forth in Resolutions S.E. No. 1070/2008 and 1417/2008 to consumers directly supplied by distribution companies. Thus, such non-signing producers have to invoice the lower prices which were in effect prior to the adoption of these resolutions for the gas supplied to the distribution companies.

Thereafter, on April 19, 2012, December 18, 2012 and, December 19, 2013, YPF signed the 2012, 2013 and 2014 extensions of the Complementary Agreement, respectively.

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

On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/10, which set forth new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

•	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of the Agreement 2007-2011 ratified by the Resolution No. 599/07. See “—Exploration and Production Overview—Delivery commitments.”

•	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follows the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed the Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled with exports last in order of priority.

•	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency. We have challenged the validity of the aforementioned regulation.

On December 17, 2010 certain natural gas producers (including YPF) signed an agreement which set forth the percentage of regasified LNG assigned to each natural gas producer for 2011. Amounts produced under this agreement were counted towards such producers’ commitments to supply natural gas to distributors under Resolution No. 599/07. As of the date of this annual report, similar agreements have not been entered into for years subsequent to 2011.

On August 27, 2012 the Official Gazette published Resolution SE No. 1445/2012 of the Secretariat of Energy, according to considerations set by Decree No. 1,277/2012, which modified gas prices at the wellhead for compressed natural gas (CNG) which represents an increase of approximately 369% of the prices realized by the Company for such segment product.

On December 2012, YPF and other gas producing companies of Argentina agreed with the Commission to establish an incentive scheme for the additional injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies are invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection, in order to receive a compensation up to U.S.$7.50 per mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. In addition, the Commission may withdraw a previously approved proposal to increase the total injection of natural gas if some of the following events occur: (i) any omission, inaccuracy or distortion of information provided by a company participating in a project or during its execution; (ii) breach of the obligations set forth in Decree No. 1,277/2012 and its regulations or supplementary acts; (iii) breach by a company of its obligations under the program after notice of not less than 15 business days; (iv) if the import price is equal to or lower than the price of the additional natural gas injected for at least 180 days or (v) if the value of a company’s supply contracts or invoices used in the monthly calculation corresponding to each month covered by the program had weighted average price decreases or unjustified amounts. On May 23, 2013, the Commission approved the project submitted by YPF. A similar program was created under Resolution 60/2013 of the Hydrocarbon Commission, as regulated by Resolution 83/2013 of the Hydrocarbon Commission, as amended, for gas producers that failed to file their natural gas additional injection program filings before the expiration date established by Resolution 1/2013 of the Hydrocarbon Commission. The compensation to be received under this new program varies from U.S.$4 per mmBtu to U.S.$7.50 per mmBtu, depending on the production curve reached by the applicable company.

On April 4, 2014, Resolution SE No. 226/2014 of the Argentine Secretariat of Energy was published in the Official Gazette. Under this resolution the Secretariat set new prices for residential, commercial consumers and compressed natural gas consumers. Residential and commercial consumers that achieve certain consumption savings compared to prior years will be: (i) excluded from the price increase or (ii) subject to a lower price increase. Industrial users and power generation plants are excluded from the price increase. Consumers served by distributor Camuzzi Gas del Sur S.A., which is not an affiliate of YPF, or its sub-distributors are excluded.

On November 17, 2014, Resolution No. 231/2014 of the Commission was published in the Official Gazette. Under this Resolution, the price of compressed natural gas in service stations will be raised by the same percentage as the weighted average price within Argentina, excluding taxes, of “super” quality gasoline over 93 octane or of any product that replaces it in the future as provided for under the resolution.

Natural gas export administration and domestic supply priorities

In March 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surplus natural gas;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas, filed or to be filed before the Argentine Secretariat of Energy; and

•	the authorization to the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

In March 2004, the Undersecretariat of Fuels, pursuant to the authority given to it under Resolution S.E. No. 265/04, issued Regulation S.S.C. No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, Regulation S.S.C. No. 27/04 established a limit on natural gas export authorizations, which, absent an express authorization by the Undersecretariat of Fuels, may not be executed for volumes exceeding exports registered during 2003.

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

The Argentine Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Argentine Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Undersecretariat of Fuels. In 2007, the Argentine Secretariat of Energy increased the LPG volumes to be sold to bottlers at the reference prices set forth in the unconventional-mentioned resolutions.

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

On March 16, 2012, the Official Gazette published Resolution No. 77 of the Argentine Secretariat of Energy, which ratified the execution of the extension of the Complementary Agreement for 2012 regarding the provision and price stability of LPG bottles of 10, 12 and 15 kilograms for residential users. This Resolution also provides that all LPG producers, whether they are parties or not to the Complementary Agreement, must provide the volumes of LPG to be determined by the Argentine Secretariat of Energy at the reference prices established in the Complementary Agreement. The failure to comply with such obligations may result in the application of the penalties established in the Resolution, including the prohibition to export LPG and the limitation of LPG sales in the domestic market. On April 19, 2012, YPF signed the 2012 extension of the Complementary Agreement. On December 21, 2012 YPF signed the 2013 extension of the Complementary Agreement. On July 5, 2013, Resolution No. 429 of the Argentine Secretariat of Energy was published in the Official Gazette, approving the extension of the Complementary Agreement for the provision of LPG bottles of 10, 12 and 15 kilograms for residential users for year. Similar terms to those of the 2012 extension (Resolution No. 77 dated March 16, 2012) were included in the 2013 extension.

Pursuant to Resolutions No. 37 and 532 of the Argentine Secretariat of Energy, published on February 21 and May 18, 2014, respectively, the terms of the Complementary Agreement for the provision of LPG bottles of 10, 12 and 15 kilograms were extended for 2014. Among other provisions, Resolution No. 532/2014 established that LPG producers must offer the volume sold for bottling companies during 2013, plus 25,000 tons in 2014. Resolution No. 380/2014 dated December 29, 2014 and published on January 8, 2015, raised the value of the compensations to be paid to LPG producers under the Complementary Agreement. On January 28, 2015 the sixth amendment to the agreement was signed by YPF.

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

On July 19, 2001, the Secretariat of Environmental Policy of the province of Buenos Aires issued Resolution No. 1037/01 ordering us to clean up certain areas adjacent to the La Plata refinery. The Resolution was appealed through an administrative procedure which has not yet been resolved. Nevertheless, we have commenced certain actions in order to identify potential technical solutions for the treatment of the historical contamination, while reserving that the remediation must be made by the parties responsible for the environmental damage. Under current law, the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to the Privatization Law.

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

The description of the material Argentine environmental regulations is only a summary and does not purport to be a comprehensive description of the Argentine environmental regulatory framework. The summary is based upon Argentine regulations related to environmental issues as in effect on the date of this annual report, and such regulations are subject to change.

U.S. Environmental Regulations

Federal, state and local laws and regulations relating to health, safety and environmental quality in the United States, where YPF Holdings operates, affect the operations of this subsidiary. YPF Holdings’ U.S. operations, conducted primarily through Maxus Energy Corporation are subject to the requirements of the following U.S. environmental laws:

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

Pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, the Official Gazette published Executive Decree No. 1,454/07, which significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located. Law No. 27,007 published in the Official Gazette on October 31, 2014 updated amounts that must be paid pursuant to Sections 57 and 58 of the Hydrocarbons Law. See “—Exploration and Production.”

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

Reduction in tax rates for fuels

On December 30, 2014, Decree No. 2579/2014 set forth a reduction in fuel transport taxes per Law No. 23,966 with respect to diesel and unleaded gasoline products higher than 92 octane. The decree also set forth a reduction in the water infrastructure fund taxes created by Law No. 26,181, which applies to the transfer of unleaded gasoline over 92 octane. The reductions took effect on January 1, 2015.

Export taxes

In 2002, the Argentine government began to implement customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and gasoline and diesel oil to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy, an export duty on natural gas and NGLs was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy increased to 25% the export duty on butane, propane and LPG.

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

However, on December 31, 2014 Resolution 1077/2014 was published in the Official Gazette and repealed Resolution 394/07, as amended, setting forth a new withholding program based on the international price of crude oil (the “International Price”). The International Price is calculated based on the Brent value for the applicable month less U.S.$8 per barrel. The new program establishes a 1% general nominal withholding applicable to all products covered by the resolution, including crude oil, diesel, gasoline and lubricants as well as other petroleum products, to the extent that the International Price is below U.S.$71 per barrel. The resolution further provides an increasing variable withholding rate on crude oil exports to the extent the International Price exceeds U.S.$71 per barrel. As a result, the maximum price a producer may charge is approximately U.S.$70 per barrel exported, depending on the quality of crude sold. The resolution also sets forth increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum derivatives when the International Price exceeds U.S.$71 per barrel at rates that allow the producer to receive a portion of the price increase.

Resolution No. 127/08 of the Ministry of Economy increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (abandoning the previously applicable reference price set by the Framework Agreement between Argentina and

Bolivia mentioned above). Resolution No. 127/08 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/cm for propane, U.S.$393/cm for butane and U.S.$363/cm for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/cm for propane, U.S.$ 271/cm for butane and U.S.$250/cm for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

We cannot give any assurances as to future levels of export taxes.

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

Decree No. 1722/2011 of October 26, 2011 requires all oil and gas companies (including YPF), among other entities, to repatriate 100% of their foreign currency export receivables.

ITEM 4A.	Unresolved Staff Comments.

YPF does not have any unresolved Staff comments.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements included in this annual report.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2014, we had consolidated revenues of Ps. 141,942 million and consolidated net income of Ps. 8,849 million.

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

The financial data contained in this annual report as of December 31, 2014, 2013 and 2012 and for the years then ended has been derived from our Audited Consolidated Financial Statements included in this annual report.

Finally, certain oil and gas disclosures are included in Note 15 to the Audited Consolidated Financial Statements included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We report our business into the following segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts (“Exploration and Production”); (ii) the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”). Other activities not falling into the previously described categories are reported under a separate segment (“Corporate and Other”), principally including corporate administration costs and assets, environmental matters related to YPF Holdings and construction activities. See Note 3 to our Audited Consolidated Financial Statements and “Item 4. Information on the Company—Business Organization.”

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Statement of Comprehensive Income

	For the Year Ended December 31,
	2014	2013	2012
	(in millions of pesos)
Revenues	141,942	90,113	67,174
Cost of sales	(104,492)	(68,094)	(50,267)

Gross profit	37,450	22,019	16,907
Administrative expenses	(4,530)	(2,686)	(2,232)
Selling expenses	(10,114)	(7,571)	(5,662)
Exploration expenses	(2,034)	(829)	(582)
Other income (expense), net	(1,030)	227	(528)
Operating income	19,742	11,160	7,903
Income on investments in companies	558	353	114
Financial income (expense) net	1,772	2,835	548

Net income before income tax	22,072	14,348	8,565
Income tax	(7,323)	(2,844)	(2,720)
Deferred tax	(5,900)	(6,425)	(1,943)

Net income	8,849	5,079	3,902
Total other comprehensive income	16,276	12,031	4,241

Total comprehensive income	25,125	17,110	8,143

Factors Affecting Our Operations

•	Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation on domestic pricing;

•	export administration by the Argentine government and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures and financing availability for the Company;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in the country;

•	taxes, including export taxes;

•	regulations of capital flows;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such us import regulations; and

•	interest rates.

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

Our operating income in 2014 increased by approximately 77 % compared to 2013. This increase was attributable to, among other things, the increase in diesel oil and gasoline domestic prices and the increase in volumes sold of gasoline and fuel oil. The aforementioned effects were partially offset by an increase in depreciation of fixed assets, increased prices of crude oil purchased from third parties, increased volumes of refined products (principally gasoline) purchased from third parties mainly as a consequence of the incident suffered by our La Plata refinery, increased royalties (driven mainly by higher prices of crude oil at the wellhead), higher costs of sales and general cost increases (mainly preservation, repair and maintenance costs, salaries and social security costs and costs of services rendered by third parties). This increase in costs is attributable mainly to our increased activity and price increases in Argentina.

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall (which was the maximum ever recorded in the area). The heavy rainfall disrupted refinery systems and caused a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. The Coke A unit has been shut down permanently since the storm, and, after a significant restoration effort, the Topping C unit resumed operations up to its full nominal capacity in late May 2013. The industrial complex is insured for damage and loss of profits caused by the incident under our insurance policy. As of December 31, 2014 and 2013 we have recognized in our result of operations Ps. 2,041 million (U.S.$ 256) million and Ps. 1,956 million (U.S.$ 300 million), respectively, relating to the partial compensation of Coke A damages and operational losses for 2014 and 2013 from our insurance coverage. See “Item 4. Information on the Company—Insurance—Argentine operations.”

In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has 6 tanks, 4 of which are for processing and 2 are for dispatch of treated crude oil, concentrates the production of 10 fields in the Malargue area, which constitutes a daily production of approximately 9,200 barrels of oil as of the date of the incident. As of the date of this annual report, the production of the affected fields have almost returned to their previous levels, and the engineering of the new oil treating plant has advanced as planned.

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

Strong economic growth in the world’s developed economies, favorable raw material prices from 2003 through the first half of 2008 and the implementation of new macroeconomic policies paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s real GDP growth rate decelerated in 2009 to 0.9%, but recovered in 2010 and 2011 growing by approximately 9% each year.

After vigorous growth in 2010 and 2011, several factors led to a decrease in growth of the Argentine economy in 2012 and 2013. The growth of the global economy was not as strong as expected following the easing of U.S. economic crisis that started in 2007, and financial volatility continued at high levels. The recent decline in the price of Brent crude to below U.S.$55 per barrel, the negative trend in prices of major agricultural commodities and with the geopolitical tensions between the United States, Russia and Ukraine as well as countries in the Middle East, presents a complicated new international scenario that creates uncertainty about the future performance including potential downside risks, of developed and emerging economies including Argentina.

According to the IMF’s estimates, global economic growth reached 3.5% in 2014, although the rate of growth or, in some cases, contraction, varied significantly from region to region. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year as opposed to 1993, which was the base reference year under the prior method of calculating Argentine GDP. As a result of the application of this new method, the estimated Argentine GDP for 2013 was revised from 4.9% to 2.9%. As of the date of this annual report, the provisional figures of the Argentina’s estimated GDP for 2014 published by the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”) is 0.5%.

The official exchange rate of the Argentine peso against the U.S. dollar as of December 31, 2014, was Ps. 8.55 per U.S.$1.00, reflecting an approximate 31.13% depreciation of the peso relative to the U.S. dollar compared to December 31, 2013 (Ps. 6.52 per U.S.$1.00).

Argentina has confronted inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7% 13.1% and 14.7% respectively. In 2014, the Argentine government established a new consumer price index (“IPCNU”) that more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCNU for 2014 was 23.9% and the wholesale price index was 28.3%. In addition, the IPCNU for January and February 2015 was 1.1% and 0.9%, respectively. Certain private sector analysts usually quoted by the government opposition, based on methodologies being questioned by the Argentine government on the basis of the lack of technical support, believe that actual inflation was significantly higher than that reflected by INDEC. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

During 2014, Argentina’s trade balance was a deficit of approximately U.S.$9,725 million according to preliminary estimates from INDEC, compared to total exports of approximately U.S.$71,935 million during 2014, which represents a 12% decrease compared to 2013, and total imports were approximately U.S.$65,249, which represents an 11% decrease compared to 2013.

In Argentina, domestic fuel prices have increased over the past five years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the market conditions and regulations affecting the Argentine market.

The recent drop in the international price of Brent crude has affected and will likely continue to affect the oil industry’s expected activities worldwide, particularly with respect to expected investments in the industry. In this context, the significant decline previously discussed resulted in an approximately U.S.$ 7 reduction to the domestic price per barrel compared to the price in effect on December 31, 2014. This change stemmed from negotiations between producers and refiners to reduce the domestic price of Medanito and Escalante crude during January 2015 to U.S.$ 77 and U.S.$ 63 per barrel, respectively, and during February 2015 to U.S.$ 76 and U.S.$ 62 per barrel, respectively, as well as reductions to the retail price of gasoline and diesel of approximately 5% from January 1, 2015. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.”

The Argentine government recently launched a series of measures designed to sustain the activity and production in the oil industry, including cuts to fuel transfer taxes, water infrastructure fund taxes and withholding taxes applicable to exports of certain petroleum products (for more information, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Reduction in tax rates for fuels”). This had a positive impact on net income for affected companies and was designed to partially offset the 5% drop in gasoline and diesel prices mentioned above. In addition, on February 4, 2015 the Commission issued Resolution 14/2015 creating the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) which will be in effect from January 1, 2015 through December 31, 2015 and through which the federal government, subject to certain requirements, will pay an export stimulus and/or a production stimulus for companies registered under that program, to partially offset the U.S.$7 per barrel drop in crude oil prices in Argentina previously mentioned, in order to encourage a stable level of economic activity in the local oil industry.

Energy consumption in Argentina has increased significantly since 2003. Continued growth in demand has led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. As a result of this increasing demand, declines in production of certain products and companies in our industry, and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, in the recent years, Argentina has increased its natural gas and refined products imports. In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 70% of defaulted bonds that were not swapped in 2005. As a result of the 2005 and 2010 debt swaps, over 90% of the country’s bond indebtedness on which Argentina defaulted in 2002 has now been restructured.

Certain bondholders did not participate in the restructuring and instead sued Argentina for payment (“Holdout Bondholders”). In late October 2012, the United States Court of Appeals for the Second Circuit rejected an appeal by Argentina concerning payments allegedly due on bonds that had not been the subject of the swaps in 2005 and 2010. On November 21, 2012, the United States District Court for the Southern District of New York ordered Argentina to make a deposit of U.S.$1,330 million for payment to the Holdout Bondholders. Argentina appealed the District Court’s November 21 order to the Second Circuit Court of Appeals, which granted Argentina’s request for a stay of the order. On March 19, 2013, Argentina submitted to the Second Circuit a proposed payment plan for Holdout Bondholders. That proposal was rejected by the plaintiff Holdout Bondholders on April 19, 2013. On August 30, 2013, the Second Circuit Court of Appeals affirmed the District Court’s November 21, 2012 order, but stayed its decision pending an appeal to the Supreme Court of the United States.

On September 3, 2013, the District Court granted plaintiff holdout bondholders’ requests for discovery from Argentina and certain financial institutions concerning, among other things, Argentina’s assets and the relationship between Argentina and YPF. In January 2014, the U.S. Supreme Court agreed to hear the appeal filed by Argentina regarding the extent of discovery permitted concerning its assets, but eventually ruled on June 16, 2014 that the District Court had the authority to allow creditors of Argentine debt to seek discovery about all of Argentina’s assets worldwide.

Additionally, also on June 16, 2014, the U.S. Supreme Court denied Argentina’s appeal for certiorari of the Second Circuit Court of Appeals’ ruling affirming the Southern District Court judgment, which held that Argentina had violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt swaps in 2005 and 2010, and as a consequence was required pursuant to the judge’s ruling to pay 100% of the amounts due to the plaintiffs together with the payment of the amounts due on the next maturity date to bondholders who had participated in the debt swaps (ratable payment). With the appeals of Judge Griesa’s order exhausted, the United States Court of Appeals for the Second Circuit on June 18, 2014 lifted its stay of that order. On June 23, 2014, Argentina requested that Judge Griesa of the U.S. District Court for the Southern District of New York issue a new stay to allow for a reasonable period of negotiations to settle the dispute with the plaintiffs.

On June 26, 2014, Argentina proceeded to deposit the amount applicable to the payment of service of capital and interest that matured on June 30, 2014 due to holders of bonds under foreign law who had voluntarily agreed to the debt swaps during the period 2005-2010, which was equivalent to U.S.$832 million, of which U.S.$539 million were deposited in accounts of The Bank of New York Mellon (“BONY”), as indenture trustee, in the Central Bank of Argentina. On that same date, Judge Griesa rejected the request for a stay made by Argentina on June 23, 2014.

On June 27, 2014, in a hearing in the U.S. District Court for the Southern District of New York, the judge presiding over the case ruled that the aforementioned funds should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdouts. As of the date of the issuance of these Notes, the parties have not arrived at an agreement and BONY has invoked the decision of the District Court judge to not deliver the funds deposited by Argentina to the holders of bonds under foreign law. Argentina has asserted that it has complied with its obligation to the holders of the restructured bonds by making said deposit, and that the indenture trustee has the obligation to deliver those funds to their beneficiaries.

On September 11, 2014, Argentina promulgated Law No. 26,984 concerning sovereign payment, which provides for various mechanisms to pay 100% of the outstanding creditors under the terms of the 2005 and 2010 debt swaps, authorizing for that purpose, among other things, the Minister of Economy and Public Finance to replace the indenture trustee and to provide for a voluntary exchange of the outstanding bonds for new bonds that would have identical financial terms but be governed by Argentine law and subject to Argentine jurisdiction.

On September 29, 2014 the District Court judge declared Argentina in contempt of court but did not impose sanctions on the country. On October 3, 2014, the District Court judge ordered Argentina to repair its relations with BONY, remove Nación Fideicomisos as indenture trustee for the debt and resolve the situation with the Holdout Bondholders.

On October 22, 2014, the Second Circuit Court of Appeals dismissed for lack of jurisdiction Argentina’s appeal with respect to the freezing of the funds deposited with BONY.

On October 28, 2014, the District Court judge rejected a motion to attach the funds deposited by Argentina and frozen at BONY.

At Citibank’s request, the District Court judge has authorized the payment of U.S. dollar denominated bonds under Argentine law to the extent that payments have become due, deferring a definitive decision on this question. At the request of Citibank, as agent, the District Court judge has authorized on an extraordinary basis on three occasions the payment of interest on U.S. dollar-denominated bonds under Argentine Law to the extent that payments became due, deferring a definitive decision on this question. However, the District Court judge, on March 12, 2015, entered an order in which he finally determined that the Argentine Law Bonds constitute external indebtedness, rank equally (pari passu) with the bonds issued under the 1994 FAA, and, therefore, are covered by the amended injunction dated November 21, 2012.

The actions initiated by the Holdout Bondholders against Argentina could result in attachments or preliminary injunctions of assets belonging to, or alleged to belong to, Argentina.

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

After the pari passu injunction became effective, litigation continued regarding Argentina’s efforts to make payments to exchange bondholders. These payments have been made, however the chain of payments has been interrupted as a consequence of judicial orders, and various exchange bondholders have sought release of such funds through litigation before the District Court and in various jurisdictions. Additionally Argentina’s congress has passed the Sovereign Debt Payment Act, No 26,984 in which it was allowed to remove the Bank of New York Mellon as trustee and appointed Nación Fideicomisos S.A. in its place and authorized to make payments of the sovereign bonds in two accounts in Argentina in order to guarantee that the bondholders receive the payment made. As of the date hereof, litigation initiated by bondholders seeking payments from Argentina continues in the U.S. and in courts in other jurisdictions. The consequences of potentially inconsistent rulings from different courts are unclear. There can be no assurances that the outcome of this continued and potential future litigation, or the efforts of the bondholders to obtain payment from Argentina through other means, such as alter ego theories, will not have a material adverse effect on Argentina’s economy, YPF’s assets, and/or YPF’s ability to access international financing to repay its obligations. Based on the above, we cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Item 3. Key Infomation—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “Item 3. Risk Factors—Risks Relating to Argentina.”

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel fuel and gasoline products for the periods indicated.

	Year Ended December 31,
	2014	2013	2012
Crude Oil in Argentina
Production (mmbbl)	189.40	191.7	197.3
Exports (mmbbl)	13.41	13.7	21.8
Imports (mmbbl)	3.45	2.6	—
Diesel oil in Argentina
Sales (mcm)(1)	14,012.95	14,490.6	14,076.4
Production (mmbbl)	11,521.57	11,680.8	11,978.2
Exports (mcm)	—	—	—
Imports (mcm)	2,001.31	2,427.1	1,348.7
Gasoline in Argentina
Sales (mcm)(1)	8,360.31	8,579.7	7,846.3
Production (mmbbl)	7,280.89	7,609.8	7,301.1
Exports (mcm)	0	14.0	—
Imports (mcm)	449.16	378.7	53.0

(1)	Includes domestic market sales.

Sources: Argentine Secretariat of Energy.

Policy and regulatory developments in Argentina, including the Expropriation Law

The Argentine oil and gas industry has been subject to certain governmental policies and regulations that have resulted in: (i) domestic prices that do not keep pace with those prevailing in international markets (which usually resulted in lower local prices compared to prevailing international market prices before the recent decrease in international oil prices); (ii) export and import regulations; (iii) domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; (iv) increasingly higher export duties on the volumes of hydrocarbons allowed to be exported, before the recent decrease in international oil prices and the related measures recently taken by the Argentine government to incentivize domestic investment and production through the temporary reduction of export duties; (v) increasingly higher investment and costs expenditure requirements in order to satisfy domestic demand and (vi) increasingly higher taxes, although certain taxes have recently declined as a result of the incentives set by the Argentine government in response to the decrease in international oil prices to promote domestic activity. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government.” These governmental pricing and export administration and tax policies have been implemented in an effort to satisfy increasing domestic market demand and, recently, to incentivize domestic activity as a result of recent decreases in international oil prices. As discussed in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•

Price administration. In order to support economic growth, the Argentine government has sought a number of policies and measures to limit increases in hydrocarbon prices which could affect directly final consumers (See “—Macroeconomic conditions”). Notwithstanding the foregoing, and for certain products, the Argentine government has implemented from time to time certain price and investment incentives which allowed companies to receive increased prices mainly in connection with investments and certain sales. See “—Gas programs” and “—Refining Plus and Petroleum Plus programs.” In addition, as a result of the recent decline in international oil prices, the Argentine government has established incentives to domestic oil producer’s, aiming to promote domestic activity. For more information, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Resolution 14/2015.” As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched increases or decreases at the pace of international and regional prices.

•	Export administration. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations partially restricting the export of certain hydrocarbon products. These regulations have impacted our export sales as described in “—Declining export volumes.”

•	Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices have surged. In addition, the Argentine government recently launched a series of measures designed to sustain the activity and production in the domestic oil industry, including reductions to withholding taxes applicable to exports of certain petroleum products. For more information, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

•	Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel fuel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Cost of sales.”

•	Gas programs. a) The Argentine Secretariat of Energy, by Resolution S.E. No. 24/2008 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program is not subject to the prices set forth in the Agreement 2007-2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas;” b) On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection, in order to receive an increased price of 7.5 U.S.$/mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to approval by the Commission. The projects will have a maximum term of five years, renewable at the request of the company, upon decision of the Commission. If the company in a given month does not reach the committed production increase it will be required to make up for such volumes not produced. On May 23, 2013 the Commission approved the project submitted by YPF; c) On November 29, 2013, Resolution 60/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program for Companies with Reduced Injection.” Under this regulation, gas-producing companies with a natural gas average injection lower than 3,500,000 cubic meters per day during the six months preceding the issuance of Resolution 60/2013 may apply, including those with no gas injection at all. Companies were invited to file with the Commission before March 31st, 2014 projects to increase natural gas injection. Companies that currently participate in the “Natural Gas Additional Injection Stimulus Program” and are eligible for the new program, may withdraw from the original program and apply to the new program. Projects may have a maximum term of four years, and participants may petition the Commission for a one-year extension, granted at the Commission’s discretion. The program sets a range of guaranteed prices (U.S.$7.50/mmBtu to U.S.$4.00/mmBtu) depending on the natural gas injection performance of each producer.

•	Refining Plus and Petroleum Plus programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008, created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel fuel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulation of these programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In February 2012, by Notes Nos. 707/12 and 800/12 of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” and the “Petroleum Plus” programs have been temporarily suspended. The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives sought by the programs have already been achieved.

•	Sworn declaration regarding imports. On January 5, 2012, the Federal Administration of Public Revenue (“AFIP”) issued Resolution No. 3252, which requires importers to submit a sworn declaration prior to the placing of a purchasing order for all imports to Argentina, with effect from February 1, 2012. Depending on the nature of the goods to be imported as well as other criteria, certain State agencies may have access to this declaration and can raise objections. The criteria for the approval or rejection of the sworn declaration are not legally defined.

•	Cross-border services information reporting. On February 9, 2012, the AFIP issued Resolution No. 3276, which requires Argentine individuals and companies that employ the services of providers located outside of Argentina, where the fee for such services is equal to or greater than U.S.$100,000, to submit a sworn declaration in respect of such services, with effect from April 1, 2012.

During 2012, the Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic.” Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission, which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that it may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and according to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17.319, the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,012/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Upon the passage of the Expropriation Law, the Argentine government gained control over the Company. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law.

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export administration, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price administration, generally not kept pace with international and regional prices. Notwithstanding the foregoing, and as a result of export taxes affecting hydrocarbon products (“Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Exploration and Production.”), net sale prices in the export market do not materially differ from those prevailing in the domestic market.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2014	2013	2012
	(units sold)
Product
Natural gas (mmcm)	9	27	45
Gasoline (mcm)	72	74	131
Fuel oil (mtn)(1)	607	567	544
Petrochemicals (mtn)	254	281	335

(1)	Includes bunker oil sales of 607 mtn, 567 mtn and 544 mtn for 2014, 2013 and 2012, respectively.

Due to the decreased export product volumes indicated above, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 17.1%, 13.3% and 11.5% of our consolidated revenues in 2014, 2013 and 2012, respectively. Export duties are accounted for as tax expenses in our Audited Consolidated Financial Statements.

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

International oil and gas prices and Argentine export taxes

Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices have surged. Notwithstanding the foregoing, the Argentine government recently launched a series of measures designed to sustain the activity and production in the domestic oil industry, including reductions to withholding taxes applicable to exports of certain petroleum products. For a description of these taxes, reference prices and prices allowed to producers, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation.”

Export taxes have affected the profitability of hydrocarbon exportation. They have also contributed to a shift away from exports and towards domestic sales and reduced the export parity prices. For more information see “—Declining export volumes.”

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, sales of natural gas are still typically much higher in the winter to the residential sector of the Argentine domestic market, the prices for which are significantly lower than other sectors of the Argentine market. Notwithstanding the foregoing, on February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30th, 2013 projects to increase natural gas injection , in order to receive an increased price of U.S.$7.50/mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. The natural gas pricing program was recently incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

Critical Accounting Policies

On March 20, 2009, the FACPCE approved the Technical Resolution No. 26 “Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” Such resolution was approved by the CNV through General Resolution No. 562/09 dated December 29, 2009 (modified by General Resolution No. 576/10 on July 1, 2010), with respect to certain publicly traded entities subject to Law No. 17,811. The application of such rules was mandatory for YPF for the fiscal year that began on January 1, 2012.

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

In addition, for information regarding our estimation of oil and gas reserves, see “Item 4. Information on the Company—Exploration and Production—Oil and Gas reserves.”

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Revenues

Revenues include primarily our consolidated sales of crude oil and natural gas and refined fuel and chemical products net of the payment of applicable fuel transfer taxes and turnover taxes. Customs duties on exports are accounted as selling expenses in our consolidated results of operations. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted from revenues. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note 1.b.16 to the Audited Consolidated Financial Statements.

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the year ended December 31,
	2014	2013	2012
	(in millions of pesos)
Inventories at beginning of year	9,881	6,922	6,006
Purchases for the year	35,951	25,846	17,974
Production costs (1)	68,840	42,980	32,374
Translation effect	2,821	2,227	835
Inventories at end of year	(13,001)	(9,881)	(6,922)

Cost of sales	104,492	68,094	50,267

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the year ended December 31,
	2014	2013	2012
	(in millions of pesos)
Salaries and social security costs	5,341	4,211	3,229
Fees and compensation for services	554	393	251

Other personnel expenses	1,622	1,108	782
Taxes, charges and contributions	2,260	1,123	590
Royalties and easements	9,503	5,845	4,444
Insurance	705	520	208
Rental of real estate and equipment	2,630	1,747	1,315
Depreciation of fixed assets	19,201	10,766	7,832
Amortization of intangible assets	140	95	90
Industrial inputs, consumable material and supplies	3,415	1,992	1,447
Operation services and other service contracts	5,297	2,540	2,555
Preservation, repair and maintenance	11,322	7,673	5,690
Contractual commitments	52	167	212
Transportation, products and charges	3,874	2,582	2,002
Fuel, gas, energy and miscellaneous	2,924	2,218	1,727

Total	68,840	42,980	32,374

Our cost of sales accounted for 73.6%, 75.6% and 74.8% of our consolidated revenues in 2014, 2013 and 2012, respectively. Our cost of sales increased by 53.5% from 2013 to 2014, mainly as a result of: increased purchases of crude oil from third parties, driven mainly by the increased oil price in the domestic market; increased purchases of refined products (principally gasoline) from third parties, partially offset by insurance compensation of Ps. 2,041 million recognized during 2014 (Ps. 477 million in 2013) which stemmed from YPF’s insurance coverage related to the April 2013 La Plata refinery fire; increased royalties, driven mainly by higher crude oil prices at the wellhead as a result of the foregoing; higher labor costs; higher costs related to the renegotiation of certain service contracts; and increased depreciation of fixed assets as a result of the higher investment in fixed assets and asset remeasurement in pesos, as a result of depreciation of the Argentine peso against the U.S. dollar, which is our functional currency.

Other (expense) income, net

Other (expense) income, net principally includes reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits. In addition, Other (expense) income, net also includes Ps. 1,479 in 2013, by way of damage to property compensation which stemmed from YPF’s insurance coverage related to the April 2013 La Plata refinery fire.

Financial income (expense), net

Financial income (expense), net consists of the net of gains and losses on interest paid and interest earned and foreign currency exchange differences.

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

Results of Operations

Consolidated results of operations for the years ended December 31, 2014, 2013 and 2012

The following table sets forth certain financial information as a percentage of net revenues for the years indicated.

	Year Ended December 31,
	2014	2013	2012
	(percentage of revenues)
Revenues	100.0	100.0	100.0
Cost of sales	(73.6)	(75.6)	(74.8)

Gross profit	26.4	24.4	25.2

Administrative expenses	(3.2)	(3.0)	(3.3)
Selling expenses	(7.1)	(8.4)	(8.4)
Other (expense) income, net	(0.7)	0.3	(0.8)
Exploration expenses	(1.4)	(0.9)	(0.9)

Operating Income	14.0	12.4	11.8

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. Due to the decreased export product volumes, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 17.1%, 13.3% and 11.5% of our consolidated revenues in 2014, 2013 and 2012, respectively.

Domestic Market

	Year Ended December 31,
	2014				2013				2012
Product	Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)
			(in pesos)				(in pesos)				(in pesos)
Natural gas	12,028	mmcm	1,315	/mcm	11,092	mmcm	817	/mcm	12,176	mmcm	375	/mcm
Diesel fuel	8,166	mcm	6,466	/cm	8,098	mcm	4,277	/cm	8,029	mcm	3,409	/cm
Gasoline	4,723	mcm	6,146	/cm	4,545	mcm	3,895	/cm	4,128	mcm	3,000	/cm
Fuel oil	1,129	mtn	4,505	/ton	734	mtn	2,963	/ton	736	mtn	2,467	/ton
Petrochemicals	643	mtn	6,109	/ton	579	mtn	4,189	/ton	609	mtn	3,210	/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets

	Year Ended December 31,
	2014				2013				2012
Product	Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)
			(in pesos)				(in pesos)				(in pesos)
Natural gas	9	mmcm	9,101	/mcm	27	mmcm	4,540	/mcm	45	mmcm	3,096	/mcm
Gasoline	72	mcm	7,289	/cm	74	mcm	5,274	/cm	131	mcm	4,398	/cm
Fuel oil	607	mtn	4,382	/ton	567	mtn	3,157	/ton	544	mtn	2,777	/ton
Petrochemicals(2)	254	mtn	7,751	/ton	281	mtn	5,262	/ton	335	mtn	4,521	/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues in 2014 were Ps. 141,942 million, representing a 57.5% increase compared to Ps. 90,113 million in 2013. Among the main factors contributing to the increase were:

•	Diesel fuel revenues increased by Ps. 18,165 million, or 52.4%, primarily as a result of an increase in the average price for diesel mix of approximately 51,2% and an increase in sales volumes of approximately 0.8%;

•	Gasoline revenues increased by Ps. 11,325 million, or 64.0%, primarily as a result of an increase in the average price for gasoline mix of approximately 57.8% and an increase in sales volumes of approximately 3.9%;

•	Fuel oil revenues increased by Ps. 3,777 million, or 95.3%, primarily as a result of an increase in the average price for fuel oil of approximately 46.4% and an increase in sales volumes of 33.4% during 2014, which were directed primarily to the domestic electricity generation market; and

•

Natural gas revenues in the domestic market increased by Ps. 8,317 million, or 91.5%, primarily as a result of an increase in sales volumes of approximately 21.7%, which was driven by (i) increased production, (ii) the YSUR acquisition, accounting for an increase of revenues of approximately Ps. 1,476 million and (iii) increased sales of natural gas byYPF Energía Eléctrica, accounting for an increase in revenues of approximately Ps. 84 million. The increase was further due to an increase of 57.4% in the average sale price obtained by YPF in Argentine peso terms (or a 6% increase in U.S. dollar terms), which includes not only higher prices from third parties but also the Argentine federal government’s Plan to Incentivize Additional Natural Gas Injection (the “Gas Plan”), which increased the average prices obtained by YPF as a result of increasing YPF’s natural gas production.

Revenues in 2013 were Ps. 90,113 million, which represented a 34.1% increase compared to Ps. 67,174 million in 2012. Among the main causes that contributed to the increase in revenues, we highlight the following:

•	Diesel fuel revenues increased in 2013 by approximately Ps. 7,259 million compared to 2012, which represented an increase of 27%. In addition, the average price for diesel mix during 2013 increased by approximately 25.4% compared to 2012. This effect was accompanied by a slight increase in sales volumes of approximately 1%. The latter is expressed primarily in our Eurodiesel and Diesel 500 products in the retail segment, partially offset by decreased sales volumes of Ultradiesel to the retail and transport segments;

•	With respect to the gasoline, during 2013, there was an increase in volumes sold compared to the same period in 2012 of approximately 10.1% (12.7% if only “unleaded” gasoline is considered). In addition, during 2013, the average price for the gasoline mix during 2013 increased by approximately 29.8%, compared to 2012. These factors represented a net increase in gasoline revenues during 2013 of approximately Ps. 5,320 million compared to 2012, which represents an increase of 43%;

•	Fuel oil revenues increased in 2013 by approximately Ps. 359 million compared to 2012 in domestic market, which represented an increase of approximately 19.8%. Volumes sold in local market were flat during 2013 when compared to 2012 (734,000 tons versus 736,000 tons), having been mainly provided to the electricity generation market. Volumes had substantially increased during the first quarter of 2013, but were affected by the lower processing capacity temporarily at the La Plata refinery due to the fire on April 2, 2013. In addition, fuel oil prices increased approximately by 20.1% during 2013 compared to 2012;

•	Crude oil sales to third parties revenues increased in 2013 by approximately Ps. 1,702 million compared to 2012, which represented an increase of 298%. This increase was due to the temporary lower processing capacity in La Plata refinery, as mentioned elsewhere in this annual report, crude oil volumes in excess of amounts processed by our Downstream segment were sold to local third parties which represented an increase of 123,000 cm, and also there were exports sales of 378,000 cm in 2013;

•	Natural gas revenues from sales in Argentina increased in 2013 by approximately Ps. 4,492 million compared to 2012, which represented an increase of 98%. This increase was due to a partial recovery in prices obtained in certain segments in the domestic natural gas market, such as CNG, power generation plants and some industries. In addition, during 2013, we recorded revenues related to the Incentive Scheme for Additional Injection of Natural Gas, set by Resolution No. 1/2013 from the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments. The increase was partially offset by a decrease mainly in sales to the power generation segment and secondarily in the CNG;

•	Grain and related products commercialization revenues increased in 2013 by Ps. 1,013 million compared to 2012, which represented an increase of 78.9%, mainly as a result of higher export volumes, partially offset by lower sales in the local market; and

•	In addition, revenues also increased by Ps. 1,363 million as a result of the consolidation of GASA, which controls Metrogas, following our acquisition of control of such company, and by Ps. 266 million as a result of revenues from YPF Energía Eléctrica S.A. See Note 13 to the Audited Consolidated Financial Statements.

Cost of sales

Cost of sales in 2014 was Ps. 104,492 million, representing a 53.5% increase compared to Ps. 68,094 million in 2013. Among the main factors contributing to this increase were:

•	An increase in imported gasoline and diesel fuel, especially “premium” and “ultradiesel,” of Ps. 2,745 million, or 42.4%, primarily as a result of depreciation of the Argentine peso against the dollar (slightly lower in U.S. dollars), while diesel fuel imported volumes remained flat and gasoline imported volumes increased slightly;

•	A net increase in purchases of crude oil from third parties of approximately Ps. 2,267 million, or 28.6%, primarily as a result of an increase in average prices charged by third parties in Argentine peso terms of approximately 55.3%, which was mainly related to depreciation of the Argentine peso. In comparison, there was a 5% increase in average prices charged by third parties in U.S. dollar terms. This increase was partially offset by (i) a 527,000 cm decrease in purchased volumes, primarily as a result of higher than usual purchases of heavy crude oil during the first quarter of 2013 to supply higher fuel oil production for electricity generation and (ii) the inclusion of crude oil production of YSUR;

•	An increase in purchases of biofuels of Ps. 2,799 million, or 70.3%, primarily as a result of an approximately 37% increase in the price of fatty acid methyl esters (“FAME”) and a 50% increase in the price of bioethanol. The volumes purchased of FAME and bioethanol increased 5% and 49%, respectively;

•	An increase in fixed assets depreciation costs of Ps. 8,435 million, or 78.4%, primarily as a result of (i) increased investments in assets, (ii) overall increases in Argentine peso terms of the value of fixed assets, which was related to the depreciation of the Argentine peso against the U.S. dollar (which is the functional currency of the Company), (iii) increases in production volumes with a consequential effect on depreciation rates and (iv) the depreciation of additional assets incorporated as a result of the YSUR acquisition;

•	An increase in the costs of operational services and other repair and maintenance service contracts of Ps. 6,201 million, or 64.5%, primarily as a result of (i) increases in services provided in the Upstream business segment related to oil and natural gas production increases, (ii) operational costs linked to YSUR’s operations since the acquisition in early 2014 and (iii) an overall increase in prices;

•	An increase in royalty payments of Ps. 3,617 million, or 65.7%, primarily as a result of increases of (i) Ps. 2,586 million related to crude oil production of YPF S.A., (ii) Ps. 543 million related to natural gas production of YPF S.A., (iii) Ps. 460 million related to crude oil and natural gas production of YSUR and (iv) Ps. 28 million related to crude oil and natural gas production of YPF Energía Eléctrica S.A. These increases resulted from higher production volumes and also from higher prices in Argentine peso terms, which were mainly related to the depreciation of the Argentine peso against the U.S. dollar;

•	Increases in salaries and other personnel expenses of Ps. 1,644 million or 30.9%, mainly as a result of negotiations and agreements with corresponding unions;

•	Increases in environmental provisions of Ps. 205 million, primarily as a result of developments related to environmental liabilities in both the Exploration and Production and Downstream business segments; and

•	An increase in other production costs of Ps. 323 million, primarily as a result of the acquisition and incorporation of YSUR in our consolidated financial statements.

These increases were partially offset by insurance compensation of Ps. 2,041 million recognized during 2014, which stemmed from YPF’s insurance coverage related to the April 2013 La Plata refinery fire. This compensation was recorded primarily as lower costs for purchases. In relation to this event, in 2013 we recorded compensation of Ps. 1,479 million under other income (expense), net by way of pecuniary damage compensation and Ps. 477 million in lost profits, which is reflected as lower costs for purchases. We used a similar approach to recording the compensation in 2014.

Cost of sales during 2013 was Ps. 68,094 million compared to Ps. 50,267 million during 2012, which represented a 35.5% increase. Among the main causes that contributed to this increase, we highlight the following:

•

Higher volumes purchased and prices paid for fuels resulted in a cost increase of Ps. 8,349 million. This increase in cost of sales was due to higher volumes imported of diesel, mainly in its variety of low sulfur (“Eurodiesel”), and of “unleaded” and “premium” gasoline, with the aim of domestic demand satisfaction, taking into consideration the effects of the fire that affected our La Plata refinery that reduced our processing capacity. These imports have been made at higher prices in Argentine pesos (slightly lower in U.S. dollars) during 2013 compared to 2012, resulting in an increase of costs of fuels of approximately Ps. 2,946 million, or 78%. In addition, local purchases of diesel and gasoline were made at higher prices of approximately Ps. 342 million. Furthermore, the purchases of biofuels (FAME and bioethanol)

added to diesel and gasoline sold by the Company, in compliance with regulations, during 2013, were made at higher prices than in 2012. In the case of bioethanol, volumes purchased increased by approximately 18.6%, which represented an increase of approximately Ps. 916 million in bioethanol costs;

•	Increase in expenses related to operational services and other repair and maintenance services contracts of approximately Ps. 1,974 million, or 27%, due to increased activity mainly in the Upstream segment where the Company has managed to stop the decline of oil production and further increase natural gas production;

•	During 2013, approximately 150,000 cm more of crude oil were purchased from third parties compared to 2012, in order to optimize the supply of liquid fuels in the local market, and to increase the supply of fuel oil to the electricity generating plants, among others. The average price of crude oil purchases, in Argentine pesos, increased by approximately 24.5% during 2013 compared to 2012, principally due to the impact of the depreciation of the Argentine peso against the U.S. dollar. These factors caused a net increase in costs of the purchase of crude oil of approximately Ps. 1,871 million, or 31%;

•	Increase in fixed assets depreciation by Ps. 2,934 million, or 37%, mainly as a result of higher asset values under depreciation compared to 2012, due to higher investments in fixed assets during 2012 and 2013, as well as to higher translation differences of fixed assets remeasured in Argentine pesos (taking into account that the U.S. dollar is the functional currency of the Company);

•	Higher salaries, social security taxes and other personnel expenses, mainly arising from negotiations and agreements with unions, with an increase of Ps. 1,308 million, or 33%, in costs during 2013 when compared to 2012; and

•	Increase in oil royalties paid by approximately Ps. 1.258 million, or 37%, due mainly to the higher wellhead value of hydrocarbons produced (as a reference, the average purchase price of crude oil during 2013 compared to 2012, showed a slight increase of 2.5%, reaching U.S.$77 per barrel at the end of 2013: it has greater impact expressed in Argentine pesos, due to the 20.4% average devaluation of the Argentine peso between the two periods). Additionally, the amount of royalties for 2013 compared to 2012 increased as a result of the increase in the royalty rates which applied to production from recently renewed concessions, such as Santa Cruz at the end of 2012.

These increases were partially offset by insurance compensation of Ps. 477 million recognized during 2013, which stemmed from YPF’s insurance coverage related to the April 2013 La Plata refinery fire. This compensation was recorded primarily as lower costs for purchases.

Administrative expenses

Administrative expenses in 2014 were Ps. 4,530 million, representing a 68.7% increase compared to Ps. 2,686 million in 2013, primarily as a result of increases in publicity and advertising expenses, personnel cost increases for wage increases, IT service contracts and higher expenses due to the incorporation into the consolidation process as a result of the acquisitions of Metrogas S.A. since the takeover of that company in May 2013 and YSUR, as discussed in Note 13 to the Audited Consolidated Financial Statements.

Administrative expenses were Ps. 2,686 million for 2013, an increase of Ps. 454 million, or 20.3%, compared to 2012, particularly due to increases in wages and social security costs, driven mainly by wage adjustments during 2012 and during 2013, as well as increases in legal fees related to certain contingencies and because we began consolidating Metrogas S.A. since the takeover of that company in May 2013, into our consolidated financial statements, as described in Note 13 to our Audited Consolidated Financial Statements.

Selling expenses

Selling expenses in 2014 increased to Ps. 10,114 million, a 33.6% increase compared to Ps. 7,571 million in 2013, primarily as a result of higher bank transaction taxes as a consequence of our increased activity and increased transportation fees for fuel products in the domestic market.

Selling expenses were Ps. 7,571 million during 2013 compared to Ps. 5,662 million in 2012, which represented an increase of 33.7%, resulting mainly from increase in fuel freight rates in the domestic market and from higher volumes transported related to sales increases, and higher export taxes as a result of increased volumes exported during 2013, especially crude oil and LPG volumes compared to 2012. Higher export taxes related to crude oil exports amounted to Ps. 367 million in 2013.

Exploration expenses

Exploration expenses in 2014 increased to Ps. 2,034 million, representing a 145.4% increase compared to Ps. 829 million in 2013, primarily as a result of an increment in the exploration activity in Argentina. In 2014, investments of exploration assets increased to Ps. 2,259 million, representing approximately a 149% increase compared to the previous year.

Exploration expenses were Ps. 829 million in 2013, with a net increase of Ps. 247 million compared to 2012. This was mainly due to the registration of the permanent abandonment of six exploratory wells in the Neuquina Basin, for shale oil projects. Although these wells did discover hydrocarbons and provide geological data for the future development of the area, given the production volume and other particular characteristics thereof, we did not consider them for further commercial development.

Other (expenses) income, net

Other (expenses) income, net in 2014 decreased to a loss of Ps. 1,030 million, compared to income of Ps. 227 million in 2013, a decrease of Ps. 1,257 million. The net loss recorded in 2014 was primarily as a result of (i) a provision of approximately Ps. 1,227 million that was recorded in 2014 by Maxus Energy Corporation, a subsidiary of YPF Holdings, which was related to third party claims based on alleged contractual responsibilities, which it is contesting (see Note 3 to the Audited Consolidated Financial Statements); (ii) revenues of approximately Ps. 369 million recorded during 2014 from the sale of a 30% interest in the extension of the La Ventana concession area in the province of Mendoza to Sinopec; and (iii) the income for the transfer of assets to Pluspetrol (primarily Cerro Arena) for approximately Ps. 188 million. The net income recorded in 2013 was primarily as a result of (i) expenses during the second quarter of 2013 related to the AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur (TGM) arbitration based on a partial award rendered by the International Chamber of Commerce Arbitration Tribunal; and (ii) revenue of Ps. 1,479 million recorded in 2013 corresponding to the accrual of insurance for material damage of the Coke A Unit and Topping C Unit, both as a result of the previously-discussed April 2, 2013 fire at the La Plata refinery.

During 2013, other (expense) income, net, was income of Ps. 227 million compared to expenses of Ps. 528 million in 2012. This increase is mainly attributable to the net effect of the following factors: the U.S.$227 million (Ps. 1,479 million) recognized in our results of operations relating to the partial compensation of Coke A Unit damages for 2013 related to our insurance coverage for the La Plata refinery incident in April 2013. partially offset by the non-material effect attributable to the total write-off of the book value of the La Plata refinery Coke A Unit and partial write-off of the book value of the Topping C Unit; our increased provisions related to arbitration proceedings involving the Company in connection with AESU and TGM, and to the partial award issued by the International Chamber of Commerce Arbitration Tribunal. See Note 3 to the Audited Consolidated Financial Statements.

As previously mentioned, the Company was affected by the consequences of an unprecedented storm that involved all the La Plata, Berisso and Ensenada areas and particularly our La Plata refinery. This storm damaged certain facilities of the Company, and also had an impact on operating margins associated with our Downstream segment. Since the storm, the Company has made significant efforts to continue to satisfy demand, as well as to restore the processing capacity of its Topping C Unit on schedule, which has been fully operational since the end of May 2013.

Operating income

Operating income in 2014 increased to Ps. 19,742 million, representing a 76.9% increase compared to Ps. 11,160 million in 2013, due to the factors discussed above.

Operating income in 2013 was Ps. 11,160 million compared to Ps. 7,903 million in 2012, which represented an increase of Ps. 3,257 million or 41.2%, due to the factors described above.

Financial income (expense), net

Financial income (expense), net in 2014 was income of Ps. 1,772 million compared to income of Ps. 2,835 million in 2013, primarily as a result of higher net financial interest expenses due to overall higher levels of indebtedness and higher interest rates in 2014, which was partially offset by the effect of higher foreign exchange gains on net monetary liabilities in Argentine pesos related to the depreciation of the Argentine peso against the U.S. dollar. The average net amount of financial indebtedness in 2014 was Ps. 30,362 million, compared to Ps. 16,767 million during 2013. The average net amount of financial indebtedness was calculated as the linear average of current and non-current loans at the beginning and end of the corresponding period, net of the linear average of cash and cash equivalents at the beginning and end of the corresponding period.

Financial income (expense), net for 2013 was income of Ps. 2,835 million compared to income of Ps. 548 million in 2012. This income was mainly due to higher interest paid due to the higher average amount of borrowings during 2013 and also due to higher interest rates applicable to our debt due to changes in market conditions in Argentina, which were more than offset by the higher positive exchange rate differences generated by higher Argentine peso depreciation during 2013 compared to 2012, considering the net liability position in pesos of the Company.

Income tax and deferred income tax

Income tax and deferred income tax in 2014 totaled Ps. 13,223 million, representing a 42.7% increase compared to Ps. 9,269 million during 2013, primarily as a result of (i) an increase in current income tax payable of Ps. 4,479 million as a result of increased taxable income mainly explained for the reasons described above and (ii) a decrease of deferred tax liabilities of Ps. 525 million.

Income tax and deferred income tax during 2013 were Ps. 9,269 million, Ps. 4,606 million higher than the charge in 2012, which had reached Ps. 4,663 million. The total charge related to current income tax was Ps. 2,844 million and Ps. 2,720 million in 2013 and 2012, respectively, while Ps. 6,425 million and Ps. 1,943 million correspond to deferred income tax charges in 2013 and 2012, respectively. The latter charges are primarily related to the recording of deferred tax liabilities associated with the translation differences of fixed assets, taking into account the functional currency of the Company, which represented an increase of Ps. 4,482 million that affected the Company’s results.

Net income and other comprehensive income

Net income in 2014 was Ps. 8,849 million, representing a 74.2% increase compared to Ps. 5,079 million in 2013, due to the factors discussed above.

Net income for 2013 was Ps. 5,079 million compared to Ps. 3,902 million in 2012, representing an increase of 30.2%, due to the factors described above.

Other comprehensive income in 2014 was Ps. 16,276 million representing an approximately 35.3% increase compared to Ps. 12,031 million in 2013, primarily as a result of higher currency translation difference of fixed assets, taking into account that the U.S. dollar is the functional currency of the Company and changes in the exchange rate.

Total comprehensive income in 2014 was Ps. 25,125 million, representing an approximately 46.8% increase compared to Ps. 17,110 million during the same period in 2013, as a result of the factors discussed above.

Other comprehensive income in 2013 was Ps. 12,031 million compared to Ps. 4,241 million for 2012, which represented an increase of 183.7%. This increase is mainly attributable to higher translation differences of fixed assets, due to the impact of the depreciation of the peso against the U.S. dollar, which is the functional currency of the Company, and the changes in the U.S. dollar/peso exchange rate.

Based on the above, the total comprehensive income for 2013 was Ps. 17,110 million compared to Ps. 8,143 million in 2012, which represented an increase of 110.1%.

Consolidated results of operations by business segment for the years ended December 31, 2014, 2013 and 2012

In 2013, we reorganized our reporting structure by grouping the Chemical and Refining and Marketing segments into a new Downstream segment. We made this change primarily because of the common strategy shared by the former Chemical and Refining and Marketing segments, in light of the synergies involved in their activities to maximize the volume and quality of fuel offered to the market. Accordingly, the Company has adjusted comparative information for 2012 to reflect this reorganization.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2014, 2013 and 2012:

	For the year ended December 31,
	2014	2013	2012
	(in millions of pesos)
Revenues (1)
Exploration and production
Revenues	8,853	3,851	1,135
Revenue from intersegment sales (3)	61,844	38,846	30,179

Total exploration and production	70,697	42,697	31,314

Downstream
Revenues	132,254	85,624	65,047
Revenue from intersegment sales	1,489	1,147	1,069

Total refining and marketing	133,743	86,771	66,116

Corporate and other
Revenues	835	638	992
Revenue from intersegment sales	5,212	2,285	1,243

Total corporate and others	6,047	2,923	2,235

Less inter-segment sales and fees	(68,545)	(42,278)	(32,491)

Total revenues	141,942	90,113	67,174

Operating income (Loss) (2)
Exploration and production	12,353	6,324	5,730
Downstream	10,978	6,721	4,095
Corporate and other	(3,343)	(1,522)	(2,492)
Consolidation adjustments	(246)	(363)	570

Total operating income	19,742	11,160	7,903

(1)	Revenues are net of payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 2.k) to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.16) to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

Exploration and Production

Net revenues from the Exploration and Production business segment in 2014 were Ps. 70,697 million, representing a 65.6% increase compared to Ps. 42,697 in 2013.

Operating income for the Exploration and Production business segment in 2014 was Ps. 12,353 million, representing a 95.3% increase compared to Ps. 6,324 million in 2013. This increase in operating income was principally due to the following factors:

•	The intersegment oil price measured in U.S. dollars increased 2.2%, representing an approximately 51% increase in Argentine peso terms, which was related primarily to the depreciation of the Argentine peso against the U.S. dollar. Oil production in respect of our operations in Argentina in 2014 reached 235.7 thousand barrels per day, representing a 2.0% increase, in addition to 7,800 barrels per day as a result of the YSUR acquisition. This contributed to the increase of 1.2 million cm of crude oil, or 9.3%, transferred from the Exploration and Production business segment to the Downstream business segment and a decrease of 212,000 cm of crude oil sales to third parties principally outside Argentina.

•	Natural gas production in respect of our operations in Argentina in 2014 reached 37.6 million cm per day, representing approximately an 11.1% increase, in addition to a 4.8 million cm per day increase as a result of the YSUR acquisition. With the exception of the YSUR production, all natural gas produced, net of internal consumption, is assigned to the Downstream segment for sale to third parties. The Exploration and Production business segment records the average price obtained by YPF in such sales net of sales and marketing fees. The Exploration and Production segment also includes revenues from the Gas Plan, which increases the average prices obtained by YPF as a result of increasing YPF and YSUR’s natural gas production. The average gas income per millon BTU recorded by the Company in 2014, including revenues from the Gas Plan, reached U.S.$ 4.32 representing a 6.5% increase compared to U.S.$. 4.05 per millon of BTU in 2013.

•	Total production costs in respect of our operations in Argentina in 2014 were Ps. 56,311 million, representing a 58.4% increase compared to Ps. 35,544 million in 2013. Among the main factors contributing to the increase were:

–	A Ps. 7,589 million, or 79.1%, increase in fixed assets depreciation costs, primarily as a result of overall increases of the value of fixed assets in Argentine peso terms, which was related to the depreciation of the Argentine peso against the U.S. dollar, as well as increased investments in fixed assets and increased production;

–	A Ps. 5,057 million, or 57.9% increase in the costs of operational services and other repair and maintenance service contracts, primarily as a result of (i) increases in production activity, including crude oil and natural gas production, (ii) an increase in tariff due to a general increase in prices and (iii) an increase in prices as a result of the depreciation of the Argentine peso;

–	A Ps. 282 million increase for environmental expenditures/provisions;

–	An increase in royalty payments of Ps. 3,617 million, or 65.7%, principally due to increases of (i) Ps. 2,586 million relating to crude oil production of YPF S.A., (ii) Ps. 543 million relating to natural gas production of YPF S.A., (iii) Ps. 460 million relating to the production of crude oil and natural gas of YSUR and (iv) Ps. 28 million relating to the production of crude oil and natural gas of YPF Energía Eléctrica S.A. These increases resulted from higher production volumes and higher prices in Argentine pesos, which was principally due to depreciation of the Argentine peso against the U.S. dollar;

•	During 2014, we recorded net revenues of Ps. 369 million for the sale of a 30% interest in the extension of the La Ventana concession area in the province of Mendoza to Sinopec and Ps. 188 million for the transfer of assets to Pluspetrol (primarily Cerro Arena). During 2013, expenses related to the AESU and TGM arbitration were recorded, based on a partial award rendered by the International Chamber of Commerce Arbitration Tribunal.

•	Exploration expenses in 2014 were Ps. 2,034 million, representing a 145.4% increase compared to Ps. 829 million during 2013, primarily as a result of an increase in domestic exploration activity. In 2014, investment in exploration assets increased to Ps. 2,259 million, representing an approximately 149% increase compared to the previous year.

During 2013, the Exploration and Production business segment had operating income of Ps. 6,324 million, an increase of 10.4% compared to Ps. 5,730 million for the year 2012.

During 2013 total crude oil production was 2.2% higher than in 2012 (2.81% if only fields operated by YPF are taken into account), reflecting the efforts of the Company to reverse the production decline since mid-2012. Regarding operations between business segments, transferred volume between the Exploration and Production segment and Downstream segment was 2.8% lower during 2013 compared to 2012, mainly due to the temporary reduction in processing capacity suffered at our La Plata refinery due to the storm on April 2, 2013. As a result of this, crude oil sales increased in the local market during 2013 (about 123,000 cm) and 378,000 cm were exported, mainly during the second quarter of the year, while there were no exports of crude oil in 2012.

The intersegment price in U.S. dollars during 2013 increased slightly (2.7%, despite an increase of approximately 23.7% measured in Argentine pesos, considering the depreciation of the peso against the U.S. dollar) compared to 2012.

Natural gas production during 2013 amounted to 33.9 mmcm/d, which represented an increase of approximately 1.4% over the last year (4.4% if only fields operated by YPF are taken into account), thus showing a reversal of the decline in production. Our entire natural gas production, net of internal consumption, is assigned to the Downstream segment for commercialization to third parties, in which the Exploration and Production segment received the average price obtained by the Company in such sales, net of commercialization fees. Additionally, the Exploration and Production segment includes the Incentive Scheme for Additional Injection of Natural Gas, which represented an increase of Ps. 4,281 million in revenues during 2013.

As a result of the above factors, crude oil and natural gas net income increased by 36.4% during 2013 compared to 2012.

Operating expenses for the Exploration and Production segment during 2013, compared to 2012, were affected by the following factors:

•	A Ps. 2,713 million increase in fixed assets depreciation, mainly as a result of higher asset values under depreciation compared to the same period of 2012, due to the increase of investments in fixed assets during 2012 and 2013, as well as to higher translation differences of fixed assets taking into account that the U.S. dollar is the functional currency of the Company;

•	A Ps. 1,974 million increase in costs related to operation services and other repair and maintenance services contracts, primarily due to increased activity, which resulted in the reversal of in the decline in production of crude oil and natural gas, and also as a result of increased prices paid for such services;

•	A Ps. 1,258 million increase in royalties paid, due to the higher wellhead price of hydrocarbons produced (as a reference, the average purchase price of crude oil during 2013, compared to 2012, showed a slight increase of 2.5% to U.S.$77 per barrel at the end of 2013, although it had greater impact expressed in Argentine pesos, due to the 20.4% average devaluation of the peso against the U.S. dollar). Additionally, the amount of royalties paid for 2013 increased as a result of the increase in royalty rates applicable to production from recently renewed concessions, such as Santa Cruz at the end of 2012; and

•	An increase in provisions recorded by the Company in connection with AESU and TGM arbitration claims, and based on the partial award issued by the International Chamber of Commerce Arbitration Tribunal. See Note 3 to the Audited Consolidated Financial Statements.

Downstream

Net revenues from the Downstream business segment in 2014 were Ps. 133,743 million, representing a 54.2% increase compared to Ps. 86,771 in 2013.

Operating income for the Downstream business segment in 2014 was Ps. 10,978 million, representing a 63.3% increase compared to Ps. 6,721 million in 2013. This increase in operating income is primarily due to the following factors:

•	The average volume of oil processed per day in YPF’s refineries increased 4.6% to 290,000 barrels of oil per day, primarily as a result of the restoration of the refining capacity at the La Plata refinery after the damage on April 2, 2013 and, to a lesser extent, the increased availability of light crude in 2014.

•	An increase in diesel fuel revenues of Ps. 18,165 million, or 52.4%, primarily as a result of an increase in the average price received for diesel mix of approximately 51.2% and an increase in sales volumes of approximately 0.8%;

•	An increase in gasoline revenues of Ps. 11,325 million, or 64.0%, primarily as a result of an increase in the average prices received for gasoline mix of approximately 57.8% and an increase in sales volumes of approximately 3.9%;

•	An increase in fuel oil revenues of Ps. 3,777 million, or 95.3%, primarily as a result of an increase in the average price received for fuel oil of 46.4% and an increase in sales volumes, mainly in the domestic market, of 33.4%;

•	An increase in petrochemical revenues of Ps. 1,989 million, or 50.9%, primarily in the local market as a result of an increase in the average prices received for methanol and aromatics and an increase in sales volumes, which increased revenues by Ps. 1,500 million. Exports increased by Ps. 489 million driven by higher sales volumes of methanol and generally higher prices in Argentine peso terms, which was partially offset by lower overall export volumes of solvents and light paraffinics; and

•	An increase in natural gas sales volumes and higher average prices received for sales to third parties, which increases the average prices obtained by YPF when increasing natural gas production. Sales volumes of natural gas, most of which are domestic, increased approximately 22%. This increase in natural gas sales had a positive effect on the Downstream results as a consequence of increased marketing fees.

All of this was partially offset by:

•

An increase in costs to purchase crude oil from third parties and the Exploration and Production business segment of Ps. 22,547 million, or 58.2%, primarily as a result of increases in crude oil prices in Argentine peso terms related to the depreciation of the Argentine peso against the U.S. dollar as well as higher volumes of crude oil transferred from the

Exploration and Production business segment. This in turn was partially offset by a decrease in the volume of crude oil purchased from third parties of approximately 17% (about 527,000 cm). The average purchase price in Argentine peso terms for crude oil transferred from the Exploration and Production business segment increased approximately 51% compared to an increase for oil purchased from third parties of approximately 55%. This variation in the percentage amounts is due to different mixes of grades of crude oil purchased from third parties;

•	An increase in the cost of imported gasoline and diesel, especially “premium” and “ultradiesel,” of Ps. 2,745 million, or 42.4%, primarily as a result of the effect of the depreciation of the Argentine peso (slightly lower in U.S. dollars), while diesel imported volumes remained flat and gasoline imported volumes increased slightly;

•	An increase in purchases of biofuels of Ps. 2,799 million or 70.3%, primarily as a result of an approximately 37% increase in the price of FAME and a 50% increase in the price of bioethanol. The volumes purchased of FAME and bioethanol increased 5% and 49%, respectively; and

•	An increase in production costs of Ps. 1,895 million, representing a 51.5% increase, primarily as a result of increases in (i) freight costs for transporting crude oil and raw material, (ii) fees for use of port facilities, (iii) contracted services rates for refinery repair and maintenance and (iv) insurance policies. These increases were driven by different factors, including general price increases in the economy and wage increases. Decreased costs were also recorded with respect to provisions for environmental liabilities of Ps. 77 million. As a result of these cost increases as well as increased refining activities, refining costs increased 45% in Argentine peso terms during 2014.

These increases to costs were partially offset by insurance income of Ps. 2,041 million recorded during 2014, which stemmed from YPF’s insurance coverage related to the April 2013 La Plata Refinery fire. This income was registered primarily as lower costs for purchases. In relation to this event, in 2013 we had recorded a gain of Ps. 1,479 million under Other (expense) income, net by way of pecuniary damage compensation and Ps. 477 million in lost profits, which is reflected as lower costs for purchases. We used with a similar approach to recording the income in 2014.

During 2013, the Downstream segment, which activities include refining and marketing, logistics, chemicals, natural gas distribution and electricity power generation, recorded operating income of Ps. 6,721 million, compared to Ps. 4,095 million in 2012. The main factors that affected the results of operations of this segment during 2013 are the following:

•	Diesel oil sales revenues during 2013 increased by approximately Ps. 7,259 million compared to 2012. Within this context, the average price for diesel mix during 2013, represented an increase of approximately 25.4% over the average price obtained for the same period in 2012. In addition, there was a slight increase in sales volumes of approximately 1% primarily in our Diesel 500 and Eurodiesel products in the retail segment, which was partially offset by a decrease in sales of Ultradiesel at YPF-branded service stations and transportation segment;

•	Net increase in gasoline sales, during 2013, of approximately Ps. 5,320 million compared to 2012 . Within this context, there was an increase in volumes sold of approximately 10.1% (12.7% if only considered the “unleaded” gasoline). Additionally, during 2013, the average price for the gasoline mix showed an increase of approximately 29.8% , compared to the average price registered in 2012;

•	Sales volumes of fuel oil in the local market during 2013 remained almost unchanged from 2012 (approximately 734,000 tons in 2013 versus 736,000 tons in 2012), which represented primarily sales to the electricity generation market. Product volumes had increased substantially during the first, quarter of 2013, but then we were affected by lower capacity utilization temporarily suffered in our Refinery in La Plata from April 2 accident explained below. Additionally, the average price of fuel oil increased during 2013, approximately 20.1% compared to 2012. These effects had a positive impact of approximately Ps. 359 million in sales revenues from these products compared to 2012;

•	Petrochemicals sales revenues in the local market, during 2013, experienced higher volumes and higher prices related to aromatic products, LAB and alcohols, and lower volumes of methanol, but with higher prices, all which represented a net revenue increase of approximately Ps. 470 million compared to 2012. Regarding exports of petrochemicals, there were higher volumes exported of methanol and solvents , cut under light paraffinic and alcohols, offset by the sales price of petrochemical exports, resulting in a negative net effect on sales revenue of approximately Ps. 33 million;

•	During 2013, higher volumes imported of “unleaded” and “Premium” gasoline and diesel, mainly in its variety of low sulfur (“Eurodiesel”), the latter having been made at higher prices in pesos (slightly less in dollars) compared to 2012, which resulted in a combined increase of approximately Ps. 2,946 million. These imports, like the higher local purchases of diesel and gasoline of approximately Ps. 342 million, were undertaken in order to maintain the level of customer satisfaction;

•	Higher volumes and costs in purchases of biofuels (“FAME” and bioethanol) to be included in diesel and gasoline sold by the Company, in compliance with current regulations (Law No. 26,093), In the case of bioethanol, volumes increased by approximately 18.6%, all of which represented an increase of approximately Ps. 916 million;

•	During 2013 (especially during the first quarter), approximately 150 thousand cm of crude oil were purchased from third parties compared to 2012, in order to optimize the supply of liquid fuels in the local market and to increase the supply of fuel oil to electricity generating plants, among others. The average price of crude oil purchases, in pesos, increased approximately 24.5% during 2013 compared to 2012, due to an increase in the exchange rate. These effects contributed to a net increase of the purchase of crude oil from other producers of approximately Ps. 1,871 million. Also, the average purchase price of crude oil exploration and production segment, measured in pesos, increased approximately 23,7% during 2013 compared to 2012;

•	Regarding production costs, during 2013, freight rates for crude oil and raw materials transportation increased as well as rates for use of port and harbor facilities and contracted services rates for repair and maintenance of our refineries, primarily due to economic recovery and wage increases. Also, especially in the second and third quarter of 2013, we recorded charges related to the repair of damages caused by the storm suffered at our refinery La Plata, and to cleaning, remediation and general repairs of the Complex. As a result of this, the total amount of charges increased by approximately by 32.8% and considering also the lower level of processing in refineries as mentioned below, the refining cost increased by approximately 38.2% during 2013 compared to in 2012, being the current Ps. 37.5 per barrel;

•	Increases in provisions for environmental remediation were recorded for approximately Ps. 287 million in 2013 compared to 2012; and

•	Regarding natural gas, the Company has continued to fulfill domestic demand, allocating almost all of its production to the local market. During 2013, there was a similar level of volumes sold to distributors in the residential segment, decreasing the volumes allocated to power generation plants, CNG, and to suppliers and customers of the industrial segment. In terms of prices, there was a partial recovery primarily on CNG and industrial segments in the Argentine market. On the other hand, average selling prices in dollars to our jointly-controlled company, Mega, whose contract links prices to internationally traded commodities, decreased approximately by 9.1%, having been increased by approximately 9.4% when expressed in pesos.

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

Regarding this incident, during 2013 we recognized U.S.$ 300 million in our results of operations relating to the partial compensation of Coke A damages and operational losses for 2013 related to our insurance coverage for the La Plata refinery incident in April 2013, partially offset by the non material effect attributable to the total write-off of the book value of the La Plata refinery Coke A Unit and partial write-off of the book value of the Topping C Unit.

For information related to revenues and costs of our subsidiaries Metrogas S.A. and YPF Energía Eléctrica S.A., which we began consolidating in the second and third quarters of 2013, respectively, see Note 13 to the Audited Consolidated Financial Statements.

Corporate and others

The operating loss for the corporate and others segment in 2014 was Ps. 3,343 million, representing a 120% increase compared to a loss of Ps. 1,522 million in 2013, primarily as a result of (i) a provision of Ps. 1,227 million, recorded in 2014 by Maxus Energy Corporation, a subsidiary of YPF Holdings, which was related to third party claims based on alleged contractual responsibilities, which it is contesting (see Note 3 to the Audited Consolidated Financial Statements); (ii) increased wages and social contributions; and (iii) higher fees for services and publicity and advertising, all of which was partially offset by improved results from our subsidiary A-Evangelista S.A.

In 2013, the operating loss for the corporate and others segment was Ps. 1,522 million, compared to Ps. 2,492 million for 2012 . Segment results were positively affected by lower losses related to (i) the estimated costs of environmental remediations of our subsidiary YPF Holdings compared to those recorded in 2012; (ii) improved results in 2013 by our subsidiary A-Evangelista S.A.; and (iii) the effect of the redistribution of certain corporate costs to business units, all of which were partially offset by higher costs of salaries, social security and IT services contracts and institutional advertising.

Liquidity and Capital Resources

Financial condition

Total loans outstanding as of December 31, 2014, 2013, and 2012 was Ps. 49,305 million, Ps. 31,890 million and Ps. 17,104 million, respectively, consisting of (i) current loans (including the current portion of non-current debt) of Ps. 13,275 million and non-current debt of Ps. 36,030 million as of December 31, 2014, (ii) current loans of Ps. 8,814 million (including the current portion of non-current debt) and non-current debt of Ps. 23,076 million as of December 31, 2013 and (iii) current debt of Ps. 5,004 million (including the current portion of non-current debt) and non-current debt of Ps. 12,100 million as of December 31, 2012. As of December 31, 2014, 2013 and 2012, approximately 66%, 60%, and 52% of our debt was denominated in U.S. dollars, respectively.

In the past we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2014, we had repurchased approximately U.S.$26.24 million of our outstanding bonds. We may, from time to time, make additional purchases of, or effect other transactions relating to, our publicly-traded bonds if, in our own judgment, the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the year ended December 31,
	2014	2013	2012
	(in millions of pesos)
Net cash flows provided by operating activities	46,154	20,964	17,301
Net cash flows used in investing activities	(53,405)	(22,201)	(16,403)
Net cash flows provided by financing activities	4,986	6,979	2,654

Translation differences generated by cash and equivalents	1,310	224	83

Net (decrease) increase in cash and equivalents	(955)	5,966	3,635
Cash and equivalents at the beginning of period	10,713	4,747	1,112
Cash and equivalents at the end of period	9,758	10,713	4,747

Net cash flows provided by operating activities were Ps. 46,154 million in 2014, compared to Ps. 20,964 million in 2013. This 120% increase was primarily attributable to better operating results, without considering depreciation of fixed assets and increased non-cash provisions (See Note 3 to the Audited Consolidated Financial Statements). In addition, during 2014 we collect Ps. 1,689 million in insurance for lost profits, in connection with the La Plata refinery fire in April 2013. In our opinion, given the high level of cash flows provided by our operating activities, we consider our working capital to be reasonable for the Company’s present requirements.

Net cash flow provided by operating activities was Ps. 20,964 million in 2013, compared to Ps. 17,301 million in 2012. This 21% increase was primarily attributable to improved operating results, whithout considering depreciation of fixed assets and provisions included in liabilities (mainly recording the provisions related to the effects of awards in arbitration proceedings relating to TGM and AESU), which did not require disbursement of funds, during 2013 compared to 2012.

Our use of cash in investing activities during 2014 reached Ps. 53,405 million, an increase of Ps. 31,204 million compared with the previous year, representing an increase of approximately 140.6%, which relate mainly to investments made by our Exploration and Production segment and investment in our refineries, and also considering the contributions of capital investments in companies, for a total of Ps. 29,731 million, including the acquisitions of YSUR, the additional interests in the Puesto Hernández, Lajas, La Amarga Chica and Bajada de Añelo areas. Moreover, there was also a lower collection from sale of fixed assets and intangible assets of Ps. 3,291 million, based on 2014 revenues from the sale of assets to Pluspetrol and partial sales extensions concessions of La Ventana and Magallanes concessions, while in 2013 included the collection from the investment agreement with Chevron in the Loma Campana area. There is also the collection in 2014 of Ps. 1,818 million in property damage insurance, related to the loss suffered by our La Plata refinery in 2013.

Net cash flow provided by financing activities during 2014 was Ps. 4,986 million, which primarily came from the issuance of notes in the local market and international markets, net of repayments of principal and interest, including issuance of notes in the international debt capital markets for an aggregate principal amount of U.S.$1 billion, which was the largest made by an Argentine company in history. In 2013, net cash flow provided by financing activities during 2013 was Ps. 6,979 million, which primarily came from the issuance of notes in the local market and international markets, net of repayments of principal and interest.

Our principal uses of cash in investing and financing activities during 2012 included Ps. 16,403 million for investments in fixed assets, which relate mainly to investments made by our Exploration and Production unit and investment in our refineries. Our net cash flows provided by financing activities increased by Ps. 2,654 million as a result of corporate borrowings.

In 2014, at the shareholders’ general ordinary and extraordinary meeting held on April 30, 2014, and its continuation on May 21, 2014, a dividend of Ps. 464 million (Ps. 1.18 per share or ADS) was authorized for payment during 2014. In 2013, at the ordinary and extraordinary general shareholders’ meeting held on April 30, 2013 and its continuation on May 30, 2013, a dividend of Ps. 326 million (Ps.0.83 per share or ADS) was authorized for payment during 2013. After the passage of the Expropriation Law, in the shareholders’ meeting held on July 17, 2012, a dividend of Ps. 303 million (Ps.0.77 per share or ADS) was authorized for payment during 2012. In addition, our strategy provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with our strategy.

The shareholders’ meeting held on January 8, 2008, approved a Medium-Term Notes Program for an amount up to U.S.$1.0 billion. On September 13, 2012 and on April 30, the shareholders’ meeting approved the increase of the amount of the program, mentioned above, for an amount of U.S.$2.0 billion in each time, resulting in a maximum nominal amount in circulation at any time under the program of U.S.$5.0 billion, or its equivalent in other currencies, and providing the use of the proceeds, to cover all alternatives contemplated by Article 36 of Law No. 23,576 of Negotiable Obligations and Supplementary rules. On February 5, 2015, the shareholders’ meeting resolved by a majority of computable votes to approve the increase of the amount of the Company’s Global Medium-Term Notes Program of U.S.$5.0 billion or its equivalent in other currencies by U.S.$3.0 billion, resulting in the total maximum nominal amount outstanding under the program at any time becoming U.S.$8.0 billion, or its equivalent in other currencies, or a lower amount as may be determined by the Board of Directors.

Under such Medium-Term Notes Program, YPF S.A. issued several series of notes in the local and international markets, and at different interest rates. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina. In addition, during 2013 we acquired the control of GASA which has outstanding notes, including those related to its controlled company Metrogas S.A., for an amount of Ps. 1,737 million as of December 31, 2014. For additional information about the outstanding notes of YPF S.A. and our controlled companies as of December 31, 2014, see Note 13 to the Audited Consolidated Financial Statements.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2014, plus accrued but unpaid interest as of that date:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years
	(in millions of pesos)
Debt	49,305	13,275	8,619	4,341	8,784	2,830	11,456

For detailed information regarding our indebtedness, see Note 2.i to the Audited Consolidated Financial Statements.

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the periods indicated below, as of December 31, 2014:

Contractual Obligations	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
	(in millions of U.S.$)(5)
Debt(1)	8,175	2,106	2,408	1,904	1,757
Operating Lease Obligations	828	284	279	155	111
Purchase Obligations(2)	3,994	1,905	1,431	608	51
Purchases of services	3,269	1,306	1,322	596	45
Purchases of goods	725	599	109	12	6
LPG	16	12	4	—	—
Electricity	28	10	18	—	—
Gas	6	5	—	—	1
Oil	74	67	3	3	2
Steam	25	6	12	6	—
Others	577	499	72	2	4
Other Liabilities(3)(6)	9,246	4,616	1,025	1,095	2,510
Total(3)(4)	22,243	8,911	5,142	3,761	4,429

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2014 for all periods. See additionally Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.”
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$ 925 million as of December 31, 2014, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, we are also committed to carry out exploration activities in certain exploration areas and to make certain investments and expenditures until the expiration of some of our concessions. These commitments amounted to approximately U.S.$ 12,452 million as of December 31, 2014.
(5)	The table is presented in U.S.$, which is the Company’s functional currency, and not in its reporting currency, as the majority of the Company’s contractual obligations are originally denominated in U.S.$.
(6)	Includes accounts payable, salaries and social security, taxes payable, provisions for pensions, provisions for environmental liabilities and provisions for hydrocarbon wells abandonment obligations as set forth in our audited consolidated financial statements included as of December 31, 2014.

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided.”

Covenants in our indebtedness

Our financial debt generally contains customary covenants. With respect to a significant portion of our financial debt totaling Ps. 49,305 million, including accrued interest (long- and short-term debt) as of December 31, 2014, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 33% of our financial debt outstanding as of December 31, 2014 was subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Regarding our outstanding notes amounting to Ps. 36,916 million as of December 31, 2014, the creditors may, upon an event of default, declare due and immediately payable the principal and accrued interest on amounts owed to them.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, the part of any of our consolidated subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated.

As of the date of this annual report none of our debt is under any event of default that could trigger an acceleration provision. As of December 31, 2014, we were in compliance with all covenants in connection with our indebtedness.

Guarantees provided

As of December 31, 2014, we have issued letters of credit in an aggregate total value of U.S.$ 27 million (as of the date of this annual report this amount remains unchanged) to guarantee certain environmental obligations and guarantees in an aggregate amount of U.S.$ 221 million in relation with the performance of contracts of certain of our controlled companies.

In addition, see Note 11.c to the Audited Consolidated Financial Statements for a description of the transaction we entered into with Chevron.

Capital investments, expenditures and divestitures

Capital investments and expenditures

Capital investments in 2014 totaled approximately Ps. 52,208 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2014, 2013 and 2012.

	2014		2013		2012
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital Expenditures and Investments(1) Exploration and Production	42,408	81	24,807	82	12,377	74
Downstream	8,392	16	4,903	16	4,232	25

Corporate and Other	1,408	3	453	2	142	1

Total	52,208	100%	30,163	100%	16,751	100

(1)	Includes acquisitions of fixed assets and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

Our strategy intends to reaffirm our commitment to creating a new model of the Company in Argentina which aligns our objectives, seeking profitable and sustainable growth that generates shareholder value, with those of the country, thereby positioning YPF as an industry-leading company aiming at the reversal of the national energy imbalance and the achievement of hydrocarbon self-sufficiency in the long term.

To achieve the goals set forth above, we intend to focus on (i) the development of unconventional resources, which we see as a unique opportunity because a) we have expectations related to the existence of large volumes of unconventional resources in Argentina according to estimates of leading reports on global energy resources, b) we currently possess a relevant participation in terms of exploration and exploitation rights on the acreage in which such resources could be located in, and c) we believe we can integrate a portfolio of projects with high production potential; (ii) the re-launch of conventional and unconventional exploration initiatives in existing wells and expansion to new wells, including offshore; (iii) an increase in capital and operating expenditures in mature areas with expected higher return and efficiency potential (through investment in improvements, increased use of new perforation machinery and well intervention); (iv) a return to active production of natural gas to accompany our oil production; and (v) an increase in production of refined products through an enhancement of the refining capacity (including improving and increasing our installed capacity and upgrading and converting our refineries). The previously mentioned initiatives have required and will continue to require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

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

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. Since the Ordinary and Extraordinary General Shareholders’ Meeting held on April 30, 2014 and its continuation on May 21, 2014, our Board of Directors is composed of 18 directors and 12 alternates.

In accordance with our by-laws, the Argentine government, as the sole holder of Class A shares, is entitled to elect one director and one alternate.

Under the Argentine Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

Our by-laws require the Board of Directors to meet at least once every quarter in person or by videoconference, and a majority of directors is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting, or call a meeting for another day. Resolutions must be adopted by a majority of the directors present (including those connected by video conference), and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

The current members of our Board of Directors, the year in which they were appointed and the year their term of appointment expires is as follows:

Name	Position	Age	Director Since	Term Expiration
Miguel Galuccio (6)	Chairman, Chief Executive Officer (CEO) and Director	46	2014	2015
Jorge Marcelo Soloaga (6)	Director	57	2014	2015
Gustavo Alejandro Nagel	Director	47	2014	2015
Jorge Manuel Gil (1)	Director	68	2014	2015
Ignacio Perincioli (2)	Director	38	2014	2015
Omar Chafí Félix	Director	54	2014	2015
Elizabeth Dolores Bobadilla (3)	Director	42	2014	2015
Héctor Walter Valle	Director	79	2014	2015
Rodrigo Cuesta	Director and Legal Affairs Corporate Vice-President	40	2014	2015
José Iván Brizuela	Director	41	2014	2015
Sebastián Uchitel	Director	43	2014	2015
Nicolás Marcelo Arceo (6)	Director and Administration and Finance Vice-President	41	2014	2015
Fernando Dasso (6)	Director and Human Resources Vice-President	49	2014	2015
Daniel Cristian González Casartelli (6)	Director	45	2014	2015
Patricia María Charvay	Director	32	2014	2015
Carlos Alberto Alfonsi (6)	Director and Downstream Executive Vice-President	54	2014	2015
Nicolás Eduardo Piacentino	Director	48	2014	2015
Axel Kiciloff (5)	Director	43	2014	2015
Sergio Affronti (6)	Alternate Director and Shared Services Vice-President	45	2014	2015
Omar Gutiérrez	Alternate Director	47	2014	2015
Francisco Ernesto García Ibañez	Alternate Director	50	2014	2015
Edgardo Raúl Valfré (4)	Alternate Director	50	2014	2015
Mariana Laura González	Alternate Director	38	2014	2015
Fernando Pablo Giliberti (6)	Alternate Director and Strategy and Business Development Vice-President	48	2014	2015
Gonzalo Martín Vallejos	Alternate Director	40	2014	2015
Cynthia De Paz (5)	Alternate Director	32	2014	2015

(1)	Assumed position as Director at the Board of Directors’ meeting held in August 7, 2014, replacing Mr. Oscar Alfredo Cretini, who resigned.
(2)	Designated by the Supervisory Committee and assumed the position as Director at the Board of Directors’ meeting held on June 11, 2014, replacing Mr. Roberto Ariel Ivovich, who resigned.
(3)	Assumed position as Director at the Board of Directors’ meeting held in December 16, 2014, replacing Mr. Marcos Enrique Calachi, who resigned.
(4)	Designated by the Supervisory Committee and assumed as Director at the Board of Directors’ meeting held on June 11, 2014, replacing Mr. José Carlos Blassiotto, who resigned.
(5)	Representing our Class A shares.
(6)	As of March 20, 2015, the person owns less than one percent of our Class D shares.

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, was elected by the Board of Directors in the meeting held on April 30, 2014. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

Outside business interests and experience of the members of our Board of Directors

Miguel Galuccio

Mr. Galuccio holds a degree in oil engineering from the Technological Institute of Buenos Aires. Until April 16, 2012, Mr. Galuccio was part of the management team of Schlumberger in London. He has more than 20 years of international experience in the oil and gas industry. During his career at Schlumberger, he held the positions of Real Time Reservoir Manager, Mexico and Central America General Manager, President of Integrated Project Management – IPM and President of Production Management. In 2011, he created the strategic “Schlumberger Production Management” division, based in London, which he led until joining YPF. Throughout his career at Schlumberger, Mr. Galuccio led companies and working teams in the United States, Middle East, Asia, Europe, Latin America, Russia and China. Prior to joining Schlumberger, he worked at YPF where he participated in the Company’s internationalization process as Manager within Maxus Energy. During his career at YPF, he held among others the positions of Development Manager – YPF Division South, Asset Manager Advisor at Maxus – YPF International and Business Unit Manager at Maxus – YPF International. On May 7, 2012, through Decree No. 676/2012 of the National Executive Office, Mr. Galuccio was appointed General Manager of the Company during the Intervention period and was appointed Chairman of the Company by the General Shareholders Meeting held in June 4, 2012 and was appointed CEO of the Company by the Board of Directors meeting held on June 4, 2012. Currently he has been the Chairman of the Board and CEO since June 2012.

Axel Kicillof

Mr. Kicillof graduated with a degree in economics with a focus on the public sector, from the School of Economic Sciences of the University of Buenos Aires, from which he subsequently received a Ph.D. in economics. He has extensive experience as an undergraduate and graduate professor. He was a head researcher at the Institute of Economic Research of the University of Buenos Aires, a researcher of the Argentine National Scientific and Technical Research Council (CONICET), Director of the UBACYT E017 research project “Argentina After the Convertibility Collapse, Continuities and Breakouts: A New Growth Standard.” He was the Assistant Director of the IIE’s Center of Studies for Development Planning, University of Buenos Aires, and a researcher of the Center of Studies for Argentine’s Development. In December 2011, he was officially designated Secretary of Economic Policy and Development Planning at the Argentine National Ministry of Economy and Finance and since November 2013 he is the Minister of Economy and Public Finance. Mr. Kicillof was elected as the representative of the Class A shares held by the Argentine government.

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

Gustavo Alejandro Nagel

Mr. Nagel graduated as an industrial engineer with a major in mechanics from the National University of the Comahue in Neuquén, and was awarded a master’s degree in business administration from the International School of Business. He has served as the head of Teams and Maintenance, Southwest Affiliate, Service and Operations team leader in Venezuela, a business area manager (Neuquén—Mendoza—Rosario), a manager at Oil and Gas Argentina and Bolivia, and the country manager for the Andean Region at Gas y Petróleo del Neuquén S.A. He was the Undersecretary of Planning and Public Services in the province of Neuquén. Currently, he is the Director Representative for the Province of Neuquén at Hidroelectrica Piedra del Águila, as well as the Director of Exploration and Production at Gas y Petróleo del Neuquén S.A.

Jorge Manuel Gil

Mr. Gil obtained a degree as a certified public accountant from the University of Buenos Aires and is a doctoral candidate in business and economics at the Universidad Autónoma de Madrid. He served a consultant in corporate reorganization at Petroquímica Comodoro Rivadavia and provided counsel in the design and evaluation of projects on plastic industry, wind power, industrial gases, phone industry, video cables, metallurgy, melting and oil stocks. From 2010 to 2012, he served as Director at Banco Del Chubut S.A. Currently, he is a professor at Universidad Nacional de la Patagonia San Juan Bosco, Universidad Nacional de la Patagonia Austral and Universidad Nacional de Río Negro.

Ignacio Perincioli

Mr. Perincioli obtained a degree as a Certified Public Accountant from the University of Buenos Aires and obtained a degree in business administration. He was awarded a project management specialization by the Asociación Argentina de Evaluadores with a specialization in management of small and medium enterprises. He served in the Department of Control of External Indebtedness of the Auditor General’s Office, in the Secretariat for Coordination and Management Control and in the Provincial Roads Program within the Ministry of Federal Planning, Public Investment and Services. Currently, he works at the Administration and Finance Management of La Opinión Austral S.A. in Río Gallegos, province of Santa Cruz.

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

Elizabeth Dolores Bobadilla

Ms. Bobadilla obtained a law degree from Universidad John F. Kennedy and a master’s degree in Internationalization of local development, design and small and medium enterprises at Universidad Nacional de La Plata—Universitá di Bologna in Argentina (thesis submission pending). From 1997 to 2009, she worked at Medanito S.A. performing tasks such as negotiating sales of LPG, natural gas and oil, investment promotion for cultivated forests, analysis of commercial and banking contracts related to oil and gas sector and forestry. Currently, she collaborates at the Ministry of Economy and Finance of the province of Formosa in contractual and legislative issues related to oil exploitation.

Héctor Walter Valle

Mr. Valle graduated with a degree in political economics from the University of Buenos Aires. He majored in economic and social planning at the Latin American Institute of Economic and Social Planning and has a specialization in problems of economic development and foreign trade from the University of Grenoble. Among other positions, he has been an Assistant Vice-President of the Economic Science Professional Association of the City of Buenos Aires, the President of the Economic Commission of the Economic Science Professional Association of the City of Buenos Aires and a board member of the Economic Science Graduates Association of the City of Buenos Aires. From 1990 to 1992 he was the Director of the National Institute of Statistics and Censuses (INDEC) and in 1991 he was the Director of the National Population Census. From January 2005 to June 2012, he was the President of the Argentine National Fund for the Arts. He has been the president of the Development Research Foundation (FIDE) since 1991.

Rodrigo Cuesta

Mr. Cuesta holds a law degree from the School of Law and Social Sciences of the University of Buenos Aires and a master’s degree in administrative law from the Austral University. Among other positions, he was legal advisor to the National Office of Legal Affairs of the Office of the Attorney of the Argentine Treasury, General Secretary of Aerolíneas Argentinas Group and Assistant Comptroller General of Argentina. He has been our Corporate Vice President for Legal Services since June 2012.

José Ivan Brizuela

Mr. Brizuela graduated from the University of Buenos Aires with a degree in administration with a focus in finance and a degree in sociology with a focus in sociology of culture. He has been served as a consultant at Alpha Estudio de Economía advising on M&A transactions of financial institutions; the Director of the Agency for Development of Investments at the Argentine National Ministry of the Economy and an associate at the Technology Transfer Office of the School of Engineering of the University of Entre Ríos. In 2003 he founded Brisa de Argentina S.A., a software development company, where he currently serves as Director.

Sebastian Uchitel

Mr. Uchitel graduated in computer science at the School of Exact and Natural Sciences of the University of Buenos Aires, and earned a Ph.D. in computing from the School of Engineering, Imperial College in London. Among other positions, he was a full-time regular Associate Professor in the Computer Department, School of Exact and Natural Sciences of the University of Buenos Aires, Reader of the Department of Computers, Imperial College in London, Independent Researcher at CONICET and founding partner and Director of Lemma Informática S.R.L.

Nicolas Marcelo Arceo

Mr. Arceo earned a degree in economics from the University of Buenos Aires. He holds a Ph.D. in social science and a master’s degree in political economics from the Latin-American Faculty of Social Sciences. Mr. Arceo has been our Administration and Finance Vice-president since June 2012.

Fernando Dasso

Mr. Dasso earned a degree in labor relations from the University of Buenos Aires and completed a management development program at IAE in 1993 company. He has held various positions within the Company. In 2006, he was appointed Director of Human Resources of Argentina, Bolivia and Brazil of the Exploration and Production business. He has been our Human Resources Vice-President since July 2007.

Daniel Cristian González Casartelli

Mr. Gonzalez is the President of the Disclosure Committee. Daniel Gonzalez holds a degree in business administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm´s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. He currently is also member of the Board of Directors of Adecoagro S.A. and Hidroeléctrica Piedra del Águila S.A. Mr. Gonzalez has been our Chief Financial Officer since July 2012.

Patricia María Charvay

Ms. Charvay obtained an economics degree from the University of Buenos Aires. Among other positions, she previously served as a consultant for the Council of Coordination of Social Policies. Until 2013, she served as a National Director in the Secretary of Economic Policies and Development Planning for the Argentine National Ministry of Economy and Finance, and represented the Argentine government serving as a director in several companies, including among others Edenor S.A. and Endesa Costanera S.A.

Carlos Alberto Alfonsi

Mr. Alfonsi graduated with a degree in chemistry from the Technological University of Mendoza. Additionally, he has a degree in IMD Managing Corporate Resources from Lausanne University and has studied at the Massachusetts Institute of Technology. Since 1987, he has held various positions at our Company, serving as an operations manager, the Director of the La Plata refinery, Operation Planning Director, Director of Commerce and Transportation for Latin America, Director of Refinery and Marketing in Peru, Country Manager for Peru, and R&M for Peru, Chile, Ecuador and Brazil. Mr. Alfonsi has been our Downstream Executive Vice-President since June 2010.

Nicolás Eduardo Piacentino

Mr. Piacentino is an engineer, holds studies and masters in IMD, Harvard and IAE business schools and he has over 20 years of extensive experience in international markets. He started his multinational career at Andre et Cie. (Switzerland) and recently completed his corporate career heading the American and Latin Energy markets for Glencore Ltd (USA). Mr. Piacentino is consultant to governmental energy agencies, hedge funds as well as private and public commodity trading companies all around the world. He is an active participant in different philanthropic organizations and is part of the corporate governance of various companies worldwide.

Sergio P. Affronti

Mr. Affronti earned a certified public accountant degree and a degree in business administration from the Argentine Catholic University, and a degree from the Management and Engineering Program of the University of Texas, Austin. He has more than 20 years of experience in the oil and gas industry in Latin America, Europe and North Africa. Among other positions, he was Strategic Planning Manager for YPF Upstream Latin America, Country and General Manager for Repsol in Ecuador, Director for Corporate Development for Repsol Upstream, Director of Procurement for Repsol Upstream, Director of Planning and Control for Europe, Asia and Africa for Repsol Upstream and Technical Planning Director for Algeria projects. He has been our Shared Services Vice-President since June 2012.

Omar Gutiérrez

Mr. Gutiérrez obtained a certified public accountant degree from National University of the Comahue in Neuquén. He served as General Director of Administration from 1992 to 2004 and, during 1995, General Director of Coordination, both within the Ministry of Government of the province of Neuquén. He was administrative prosecretary from 1999 to 2001 and Secretary in the Legislature of the province, from 2002 to 2003. He was a member of the Deliberate Council of the city of Neuquén’s Municipality and President of the Committee on Finance and Budget. Since 2011, he is the Minister of Economy and Public Work of the province of Neuquén and Director of Gas y Petróleo del Neuquén S.A.

Francisco Ernesto García Ibáñez

Mr. García Ibañez earned a law degree from the Litoral University. Among other positions he served as Chief of Cabinet of the Ministry of Infrastructure, Housing and Transport of the province of Mendoza, Director representing the province of Mendoza in the Federal Council of Electric Power, chairman of the Discipline Board of Ministry of Economy and Finance, counsel advisor in the Legal Department of the Ministry of Finance and deputy inspector in the Purchasing and Supply Ministry. Currently he is the General, Legal and Technician Minister Secretary of the Government of Mendoza.

Edgardo Raúl Valfre

Mr. Valfre obtained a degree as a Certified Public Accountant from the Universidad Nacional de Córdoba. He has worked as an Accountant Auditor under the Ministry of the Provincial Government of Santa Cruz, General Accountant of the province of Santa Cruz, Undersecretary of Planning and Financial Evaluation, State Secretary of Finance from 2009 to 2010. He was appointed Director of Banco de Santa Cruz S.A. and Revenue Secretary of the province of Santa Cruz from 2010 to 2014. Currently, he is the Minister of Economy and Public Works of the province of Santa Cruz.

Mariana Laura González

Ms. González obtained a degree in economics from the University of Buenos Aires and a Ph.D. in Social Sciences from the Facultad Latinoamericana de Ciencias Sociales (“FLACSO”). Between 2004 and 2005 she served as a consultant for the Strategic Studies Centre’s Labour and Employment of Argentina at the office of the Undersecretary of Technical Programming and Labor Studies, Ministry of Labour, Employment and Social Security. She was a researcher and professor at different public universities. Between 2008 and 2009 she served at the National Investment Development Agency of the Ministry of Economy and Production. She was also a consultant for the Institutional Strengthening Program of the Secretary of Economic Policy at the Ministry of Economy and Public Finance. Currently, she is Undersecretary of Economic Planning and Competitiveness Improvement at the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance of Argentina.

Fernando Pablo Giliberti

Mr. Giliberti earned a certified public accountant degree from the Argentine Catholic University, an MBA from the Argentine University of the Enterprise, a postgraduate diploma in Management and Economics of Natural Gas from the College of Petroleum Studies, Oxford University, and master’s degree in the Science of Management, from the Sloan Program at Stanford University. Among other positions, he previously served at YPF as Head of Accounting and Finance at our headquarters in Mendoza, as South Division Business Support Manager, as Asset Manager of the El Guadal-Lomas del Cuyo (Pilot project of Asset Management Model called “Economic Units”), as Business Development Manager and Exploration and Production Business Development Director. In San Antonio (Pride International), he was Vice President of Business Development and Vice President of the Latin America Division. After that he was Vice President of Business Development at Pioneer Natural Resources of Argentina. In 2006, he founded Oper-Pro Services S.A. He has been our Strategy and Business Development Vice-President since June 2012.

Gonzalo Martín Vallejos

Mr. Vallejos obtained a licentiate degree in business administration from Universidad de San Andrés. He obtained a master’s degree in finance from Torcuato Di Tella University and an MBA and advanced management program degree from Austral University. He was Corporate Banking Senior Analyst at Itaú until 2006. He was appointed CFO of Emege S.A. between 2006 and 2008 and Director and Head of Investment Banking at Puente between 2008 and 2013. He has rich experience in building and developing high performance teams in Argentina, Uruguay and Chile, involving different cultures, industries and business styles. Currently, he is Managing Director and Head of Capital Markets in Advanced Capital Securities Argentina S.A.

Cynthia de Paz

Ms. de Paz obtained a degree in economics from the University of Buenos Aires. She was a teaching assistant of Economics of Social Security at the Economics School of the University of Buenos Aires. She worked as researcher at the Department of Gender of the International Society for Development. She completed a master’s degree in public politics for social inclusion development at FLACSO (thesis submission pending). Until December 2014, she was the Undersecretary of Economic Planning at the Secretary of Economic Policy and Development Planning of the Ministry of Economy and Public Finance of Argentina. Ms. de Paz was elected as alternate director representative of the Class A shares by the Argentine government.

Board practices

The information provided below describes the composition and responsibilities of our Board of Directors.

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

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position
Miguel Galuccio(1)	Chairman, Chief Executive Officer and Director
Daniel González(1)	Chief Financial Officer
Rodrigo Cuesta	Legal Affairs Corporate Vice-President
Jesús Grande(1)	Upstream Executive Vice-President
Carlos Alfonsi(1)	Downstream Executive Vice-President
Fernando Giliberti(1)	Strategy and Business Development Vice-President
Nicolás Arceo(1)	Administration and Finance Vice-President
Doris Capurro(1)	Communication and Institutional Relations Vice-President
Fernando Dasso(1)	Human Resources Vice-President
Sergio Affronti(1)	Shared Services Vice-President
Daniel Palomeque(1)	Quality, Environment, Security and Health Vice-President

(1)	Owns less than one percent of our Class D shares as of March 20, 2015.

In addition to the members of our senior management for whom outside business interests and experience were described above, we include the following:

Doris Capurro

Ms. Capurro graduated with a degree in Sociology from the University of Buenos Aires. During her career Ms. Capurro specialized in public relations, media, advertising, public affairs, marketing and market research. Ms. Capurro is President of two leading consultant companies in Argentina (CAP Comunications S.A. and Ibarómetro S.A.). Additionally, she founded and ran a leading agency for advertising and communication services (Capurro and Associates) for 20 years until it was acquired in 1999 by the French group Publicis. She received several national and international awards for advertising, creativity, innovation, strategy and management. Ms. Capurro is the organizer of International Conferences of Political Management in Buenos Aires, sponsored by the Graduate School of Political Management at George Washington University and Torcuato Di Tella University. She teaches in the Master of Political Communication program at the Pontifical University of Salamanca, Spain, and at FLACSO in Buenos Aires. She is our Communication and Institutional Relations Vice-President since January 2013.

Daniel Palomeque

Mr. Palomeque graduated with a degree in Chemical Engineering from the National University of La Plata (UNLP) and obtained a master degree in Environmental Engineering from the Technological University of La Plata (UTN). He has also studied at the Massachusetts Institute of Technology. He began his career at YPF in 1980 in the area of lubricants at the La Plata refinery in various positions until his appointment as Planning Manager in 1998 and Latin America. Planning Director in 2000. He was promoted as Director of the Lujan Industrial Complex Cuyo in 2002 and in 2005 was appointed Director of the Industrial Complex in La Plata. He was also our Executive Manager Refining, and he is Chairman of the Argentine Institute of Oil and Gas of La Plata and professor at the UTN and UNLP. He has been our Quality, Environment, Security and Health Vice-President since June 2014.

Jesús Guillermo Grande

Mr. Grande graduated with honors from the National University of Tucumán with an engineering degree. He worked in Schlumberger from 1993 to 2012. Over those 20 years, he held operational, managerial and staff positions in Kuwait, Argentina, Brazil, Angola, France and the United States. In his last 5 years, he served as Director of Human Resources and President of Testing Services. His specialty is management and operations optimization. Mr Grande is our Upstream Executive Vice-President since January 2013.

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee,

Composition and responsibilities of our Audit Committee

The Stock Market Law as defined in “Item 9. The Offer and Listing Argentine Securities Market” and Resolution No. 622/2013 of the CNV, require that Argentine public companies appoint an audit committee (comité de auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee. A majority of the members of the Audit Committee must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee.”

The Board of Directors of the Company, at its meeting held on April 30, 2014, appointed, the current members of the Audit Committee, who as of the date of this filing are: president Héctor Walter Valle, members José Iván Brizuela and Sebastián Uchitel. Mr. Omar Chafí Félix was appointed as an alternate member of our Audit Committee. Additionally, Mr. Valle was determined by our Board of Directors to be an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

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

Activities of the Audit Committee

The Audit Committee, which pursuant to its regulations shall meet as many times as needed and at least once every quarter, held nine meetings between March 2014 and March 2015.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Audit Committee periodically reviews economic and financial information relating to us, supervises the internal financial control systems and oversees the independence of the external auditors.

Economic and financial information

With the assessment of the Administration and Finance Vice-President and considering the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2014, and comparative information, included in our report on Form 6-K submitted to the SEC on March 6, 2015.

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

As of the date of this annual report, and pursuant to the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ending December 31, 2014. In addition, the Audit Committee at its meeting in February 2015, as a result of the evaluation process outlined in the preceding paragraph, had no objections to the designation of Deloitte & Co. SA as our external auditors for the year ended December 31, 2015, which will be addressed in a general shareholders’ meeting to be held this year.

Independence of the Members of our Board of Directors and Audit Committee

Pursuant to CNV regulations, a director is not considered independent when such director (i) owns at least a 15% equity interest in a company, or a lesser interest if the director has the right to appoint one or more directors of the company, which we refer to as a “Significant Participation,” or has a Significant Participation in another company that in turn has a Significant Participation in the company or a significant influence on the company (“significant influence” as defined by Argentine GAAP); (ii) is a member of the board of directors of, or depends on, or is otherwise related to shareholders, who have a Significant Participation in the company or another company in which these shareholders have a direct or indirect Significant Participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship with, or is a member of a company that maintains professional relationships with, or receives remuneration (other than that received in consideration of his performance as a director) from the company or any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company, or with a third-party company that has a direct or indirect Significant Participation or a significant influence; (v) directly or indirectly sells or provides goods or services to the company or to any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company for an amount exceeding his remuneration as a member of the Board of Directors or audit committee; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the Board of Directors or Audit Committee, would not be independent, according to the above-listed rules.

As of the date of this annual report, Directors Jorge Manuel Gil, Ignacio Perincioli, Omar Chafí Félix, Elizabeth Bobadilla, Héctor Walter Valle, Sebastián Uchitel, José Iván Brizuela, Nicolás Eduardo Piacentino and Axel Kicillof, and Alternate Directors Francisco Ernesto García Ibañez, Edgardo Raúl Valfre, Gonzálo Martín Vallejos and Cynthia de Paz qualified as independent members of our Board of Directors under the above-described criteria.

Disclosure Committee

Composition and responsibilities of our Disclosure Committee

In February 2003, we created a Disclosure Committee to:

•	monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

•	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or which is generally released to the markets;

•	direct, establish and maintain internal control systems that are adequate and efficient to ensure that our financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by us, are accurate, reliable and clear;

•	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed;

•	assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus”—SEC Release number 33-8124), in relation to the support for the certifications by our Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by us of adequate procedures and controls for the generation of the information to be included in our annual reports on Form 20-F, and other information of a financial nature;

•	take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance by us of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the CNV and other regulators of the stock markets on which our stock is traded; and

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee was composed of the following persons:

Name	Position
Miguel Galuccio	Chairman, Chief Executive Officer and Director
Daniel González	Chief Financial Officer and President of the Disclosure Committee
Rodrigo Cuesta	Legal Affairs Corporate Vice-President and Secretary of the Disclosure Committee
Jesús Grande	Upstream Executive Vice-President
Daniel Palomeque	Quality, Environment, Security and Health Vice-President
Carlos Alfonsi	Downstream Executive Vice-President
Fernando Giliberti	Strategy and Business Development Vice-President
Nicolás Arceo	Administration and Finance Vice-President

Doris Capurro	Communication and Institutional Relations Vice-President
Fernando Dasso	Human Resources Vice-President
Javier Fevre	Internal Auditor
Javier Sanagua	Reserves Auditor

In addition to the members of our senior management for whom outside business interests and experience were described above, we include the following:

Javier Sanagua

Mr. Sanagua obtained a degree in Geology from the National University of Tucumán with postgraduate studies in Management Executive Development Program from IAE (Austral University). Following positions as a university teacher and researcher, in 1996 he joined YPF where, during over 18 years of experience, he held positions in different areas such as Reservoir, Development, Exploration and Production. Also, he was District Chief, Manager of the Los Perales area, Manager of the Economic Unit from Cañadón Seco, province of Chubut, and after that, Director of Business Unit in Mendoza. He has been our Reserves Auditor since February 2013.

Javier Fevre

Mr. Fèvre obtained a certified public accountant degree from the Argentine University of the Enterprise (“UADE”). He has served as auditor at the General Auditor Office, and as Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller. He was also Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. He has been our Internal Auditor since September 2012.

Compliance with New York Stock Exchange Listing Standards on Corporate Governance

In accordance with the New York Stock Exchange (the “NYSE”) corporate governance rules, as of July 31, 2005, all members of the Audit Committee were required to be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE and SEC. Each of the members of our Audit Committee was determined to be independent in accordance with the applicable NYSE and SEC rules.

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

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not required as mandatory, but are recommended by the CNV under CNV’s General Resolution No. 606/12. The Company follows partially the CNV’s recommendation and has a Compensation Committee, established by the Board of Directors under the option provided in Article 17 clause (xii) of the Company’s by-laws, which currently is composed of Directors Daniel Cristian Gonzalez, Fernando Dasso and Miguel Matias Galuccio, who are not independent.

Shareholder approval of equity compensation plans

The NYSE rules require that, with limited exemptions, all equity compensation plans must be subject to a shareholder vote. Under Argentine law, the approval of equity compensation plans is within the authority of the board of directors.

Separate meetings for non-management directors

In accordance with the NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Argentine law, this practice is not required and as such, the independent directors on our Board of Directors do not meet outside of the presence of the other directors, except for the meetings of the Audit Committee, which members are independent directors.

Code of Ethics

We have adopted a code of ethics and conduct applicable to the Board of Directors and all employees, which was recently amended effective August 22, 2014. Since January 1, 2014, we have not waived compliance with the code of ethics.

The main changes adopted by the new Code of Ethics refer to (i) the implementation of an ethics hotline to receive complaints regarding the lack of fulfilment of the Code of Ethics, (ii) the creation of an Ethics Committee that will consider the received complaints, the appointment of an Ethics Officer who will conduct the pertinent investigations, (iii) the incorporation of a policy on prohibited periods for trading YPF securities to be followed by the officers and those others to whom the Code is applicable when conducting stock transactions and (iv) among other dispositions.

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

For the year ended December 31, 2014 the total cost of the aggregate compensation accrued to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 221.2 million, including Ps. 52.1 million in the form of an equity compensation plan, pension, retirement or similar benefits that YPF provides to members of its Board of Directors and executive officers and including Ps. 2.16 million in compensation paid to the members of the Supervisory Committee. During 2014, YPF’s performance-based compensation programs included a performance bonus program for approximately 6,700 non-unionized YPF employees and 8,700 unionized YPF employees. This bonus program is intended to motivate and reward individuals for annual achievement of business objectives. The program provided for cash to be paid to its participants based on a measurable and specific set of objectives under YPF’s Management by Objectives program and the results of the review of individual performance. The participation of each eligible employee in the bonus plan ranged from 6% to 50% of such employee’s annual base salary.

In 2014, our Shareholders’ Meeting, as proposed by our Board of Directors, approved the creation of a voluntary reserve of Ps. 200 million to be set aside to fulfill our long-term incentive plan which contemplates compensation in shares for certain employees. To that end, the Company purchased its own shares in accordance with Section 64 et seq. of Law No. 26,831. For additional information see Note 1.b.10.iii to our Audited Consolidated Financial Statements. The share-based benefit plan: (i) encourages the alignment of performance of key personnel with the objectives of the strategic plan of the company, (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in share price and (iii) assists in the retention of key personnel in the organization.

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

The by-laws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” For the year 2014, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 2.16 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Gustavo Adolfo Mazzoni	A	63	2014	2015	(*)
Maria de las Mercedes Archimbal	D	32	2014	2015	(*)
Enrique A. Fila	D	55	2014	2015	(*)
Raquel Inés Orozco (alternate member)	A	59	2014	2015	(*)
Guillermo Cardirola (alternate member)	D	39	2014	2015	(*)
Cecilia Carabelli (alternate member)	D	44	2014	2015	(*)

(*)	Members of our Supervisory Committee are appointed in connection with a fiscal year. Our shareholders, in the ordinary and extraordinary general shareholders’ meeting held on April 30, 2014 appointed the members of our Supervisory Committee for fiscal year 2014.

Gustavo Adolfo Mazzoni

Mr. Mazzoni earned a certified public accountant degree and a postgraduate degree in finance from the University of Buenos Aires. He also earned a degree in social psychology from the Pichon Riviere School of Psychology. Among other positions, he previously worked as a senior auditor for Price Waterhouse & Co., and the Argentine National Office of the Comptroller General, supervising private companies and different national ministries, including Justice, Labor, Health and Social Development, among others. He is currently the statutory auditor of several companies such as Aerolíneas Argentinas S.A., Austral S.A., Optar S.A., Empresa Argentina de Soluciones Satelitales S.A. (Ar-Sat), Emprendimientos Energéticos Binacionales S.A., Centro de Ensayos de Alta Tecnología S.A., Gas Natural BAN S.A., among others.

María de las Mercedes Archimbal

Ms. Archimbal earned a law degree from the Argentine Catholic University with a Master’s degree in international relations and negotiation from the University of San Andrés and a master’s degree in international economic relations from the University of Barcelona. Among other positions, she previously served as legal coordinator for the National Under Secretary of Financing For Small and Medium Companies from the National Ministry of Industry. She was a member of the advisory board to the Mercosur Guaranty Fund for medium and small companies. She was also invited by the Department of State of the United States to participate in the International Visitors Program for the accountability in Government Edition. She currently is a member of the Argentine National Office of the Comptroller General and an alternate statutory auditor in different companies such as Radio y Televisión Argentina S.E. and Pampa Energía S.A.

Enrique Alfredo Fila

Mr. Fila earned a certified public accountant degree from the University of La Plata. Among other positions, previously he was a councilor in the City of La Plata, an advisor to the mayor of La Plata, and a consultant to the Argentine National Ministry of Social

Development between 2008 and 2009. Currently, he is the statutory auditor of Tandanor S.A.I.C. y N., Aeropuertos Argentina 2000 S.A., Distribuidora de Gas Cuyana S.A., Radio y Television Argentina S.E. and YPF Gas S.A., and an alternate statutory auditor of Nación A.F.J.P. S.A., Servicios de Radio y Televisión de la Universidad Nacional de Córdoba S.A., Empresa de Transporte de Energía Eléctrica Por Distribución Troncal de la Provincia de Buenos Aires S.A., Compañía de Transporte de Energía Eléctrica S.A., Compañía Inversora de Trasmisión Eléctrica S.A., Telam S.E., Veng S.A. and Sociedad del Estado Casa de Moneda.

Raquel Inés Orozco

Ms. Orozco obtained a law degree from the University of Buenos Aires. Currently, she is the principal corporate statutory auditor at the following companies: Central Térmica Guemes S.A., Telam S.E., Ubatec S.A., Inder S.E. (e.I), Foncap S.A., LT10 Radio Universidad del Litoral S.A., and Loteria Nacional S.E.

Guillermo Leandro Cadirola

Mr. Cadirola earned his degree as a certified public accountant from the University of Buenos Aires, and has a master’s degree in Economics and Business Administration from the IESE Business School in Barcelona, Spain. Currently, he is a member of the Argentine National Office of the Comptroller General, performing duties as statutory auditor at Administración General de Puertos S.E., ADIF S.E., All Central S.A. and All Mesopotámica S.A., among other public companies. He has extensive experience with the management of different multinational companies in the areas of operations, purchasing and finance.

Cecilia Leonor Carabelli

Ms. Carabelli has a law degree from the School of Law and Social Science of the University of Buenos Aires. She completed postgraduate studies in Governmental Control at the Economics School of the University of Buenos Aires. Among other positions she previously worked for the legal affairs direction of the National Social Security Administration, in the Secretary of Social Development, she was also head of a Senators’ Bureau at the Argentine National Senate, and as a Member of the Administration Committee to the Fiduciary Fund for Mortgage Debtors, representing the Argentine National Ministry of Economy and Finance. She worked as a Manager on behalf of the National Social Security Administration for the Federal Projects “Anses I and Anses II” financed partly by Banco Mundial. Currently, she is a member of the Argentine National Office of the Comptroller General.

Employee Matters

Our total workforce consist of permanent and temporary employees, as of December 31, 2012, 2013 and 2014, we had 15,782, 17,747 and 22,032 employees, respectively. In 2014, this included, 9,991 employees in the Downstream business segment, 4,331employees in the Upstream business segment, and 7,710 employees in the Corporate and Other segment. We had 2,957 temporary employees in 2014. The most significant variations in 2014 included an increase in the Upstream business of 403 employees and the acquisition of Apache Group. See “Item 4. Information on the Company—Exploration and Production Overview—Main properties.” with approximately 385 employees as of the date of the acquisition, and the increase of 284 employees in OPESSA as a result of internalization of third party employees and the natural rotation of oil station personnel. In addition, A-Evangelista S.A., which is part of the corporate and other business segment, increased during 2014 approximately 2,681 employees (2,032 of which are temporary labor contracts to prevent further claims which is standard in construction hires) mostly dedicated to the commissioning stage of the coke unit at our refinery in La Plata. See “Item 4. Information on the Company—Downstream—Refining division.” and the increase in the Oil Services business related to the increased activity in our Upstream business segment. Approximately 40% of our employees are represented by the Federation of Oil Workers Union (SUPeH, for its acronym in Spanish) that negotiates with us labor agreements and salaries which apply to YPF and OPESSA unionized employees. The SUPeH is permanently negotiating with us, and we maintain a good level of communication. In general, requests of labor unions related to the petrochemical industry were consistent with general wage increases given by the General Unions Confederation.

Labor agreements negotiated in 2011 expired at the end of 2014. Although under Argentinian law renewal is not mandatory, we expect unions to start negotiations in this matter during this year.

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

During the last quarter of 2014, we have been negotiating an agreement regarding 2015 salary increases, which we hope will be finished in the next months.

As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws that amounted to Ps. 686 million. A substantial majority of lawsuits that originated as a consequence of this restructuring process have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal and various job-related illnesses, injuries, typically seeking unspecified relief.

As of December 31, 2014, YPF was a party in approximately 1,285 labor lawsuits that relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and character of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

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

As of December 31, 2014 there were also approximately 48,000 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2014.

Employees by Business Units
Upstream	4,331
Downstream	9,991
Refining and Marketing	8,642
Chemicals	39
Natural gas distribution and Electricity Generation(1)	1,310
Corporate and Other(2)	7,710

Total YPF	22,032

(1)	Includes 1,228 employees of Metrogas S.A. and its subsidiaries
(2)	Includes 5,856 employees of A-Evangelista S.A. and its subsidiaries.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location
Argentina	21,882
Rest of South America	123
United States	27
Total YPF	22,032

ITEM 7.	Major Shareholders and Related Party Transactions

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol or its controlling or controlled entities, which represent 51% of our share capital and have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government has taken control over the Company and will operate it according to domestic energy policies in accordance with the Expropriation Law.” Additionally, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,932” for a description of the agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

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

The following table sets forth information relating to the beneficial ownership of our shares as of March 20 , 2015:

	Number of shares	(%)
National State - Ministry of Economy and Public Finance(1)	200,589,525	51.000%
Public(2)(3)	170,601,458	43.376%
Slim Family(4)	22,070,000	5.611%
Argentine federal and provincial governments(5)	11,388	0.003%
Employee fund(6)	40,422	0.010%

(1)	The expropriated Class D shares, which represent 51% of our share capital, and which now are owned by the Republic of Argentina will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”
(2)	According to data provided by The Bank of New York Mellon, as of March 20, 2015.
(3)	According to data provided by The Bank of New York Mellon, as of March 20, 2015, there were 175,971,679 ADSs outstanding and 58 holders of record of ADSs. Such ADSs represented approximately 44.75% of the total number of issued and outstanding Class D shares as of such date.
(4)	According to Schedule 13G filed with the SEC on February 17, 2015. “Slim Family” consists of Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit through Inmobiliaria Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.
(5)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively.
(6)	Reflects the ownership of 40,422 Class C shares.

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2014 are set forth in Note 6 to the Audited Consolidated Financial Statements. The principal such transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps. 3,884 million in 2014), our purchase of petroleum and other products that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps. 1,269 million in 2014), all this in addition to what is mentioned in the following paragraphs.

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

The information disclosed in Note 6 to the Audited Consolidated Financial Statements disclose the balances with joint ventures and affiliated companies as of December 31, 2014, December 31, 2013 and December 31, 2012, and transactions with the mentioned parties for the twelve-month periods ended December 31, 2014, 2013 and 2012. Additionally, the balances and transactions held with the entities within the Repsol group are included until the date the conditions required to be considered as related parties were no longer met. Information regarding major transactions with government entities are also described in Note 6 to the Audited Consolidated Financial Statements.

In addition, see Note 1.b.10.iii to our Audited Consolidated Financial Statements regarding our long-term share compensation plan offered to certain personnel.

For an organizational chart showing our organizational structure, including our interests in our principal affiliates, see “Item 4. Information on the Company—Overview.”

Argentine Law Concerning Related Party Transactions

Section 72 of the Stock Market Law provides that before a company whose shares are listed in Argentina may enter into an act or contract involving a “significant amount” with a related party or parties, such company must obtain approval from its board of directors, and obtain an opinion, prior to such board approval, from its audit committee or from two independent valuation firms that states that the terms of the transaction are consistent with those that could be obtained on an arm’s-length basis.

For the purpose of Section 72 of the Stock Market Law and CNV Regulations, “significant amount” means an amount that exceeds 1% of the issuer’s net worth as reflected in the latest approved financial statements. For purposes of the Stock Market Law, “related party” means (i) directors, members of the supervisory committee or managers; (ii) the persons or entities that control or hold a significant participation in the company or in its controlling shareholder (to be regulated by CNV); (iii) any other company under common control; (iv) direct relatives of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly significant participations.

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

Accrued, probable contingencies

Accruals totaling Ps. 6,513, Ps. 4,674 and Ps. 2,634 million as of December 31, 2014, 2013 and 2012, respectively, have been provided in connection with contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount accrued reflects management’s reasonable estimate, based on the information available as of the date of this annual report, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims accrued are described in the following paragraphs.

Alleged defaults under natural gas supply contracts. Since 2004, the Argentine Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, imposed direct volume limitations on natural gas exports in different ways. On January 5, 2012, the Official Gazette published Resolution SE No. 172 which temporarily extends the allocation rules and other criteria established by Resolution No. 599/07. As a result of these measures, from 2004 to the present we have been required in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. See “Item 4. Information on the Company—Exploration and Production—Delivery commitments—Natural gas supply contracts” for additional information on the restrictions affecting contracted volumes.

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

On June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of U.S.$28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008. AESU also claimed an additional amount of U.S.$2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has contested both claims. On September 15, 2008, AESU notified YPF of the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has contested the arguments of this notification. On December 4, 2008, YPF notified AESU that the force majeure conditions had ceased and, pursuant to the contract in force, it would suspend its delivery commitments due to the repeated breaches of AESU’s obligations. AESU has contested this notification. On December 30, 2008, AESU contested YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF of the termination of the contract. On March 20, 2009 AESU formally notified YPF of the termination of the contract. On April 6, 2009, YPF initiated an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately U.S.$ 1,052 million.

Additionally, YPF was notified of an arbitration process brought by TGM at the ICC, claiming YPF owed approximately U.S.$10 million plus interest up to the date of effective payment in connection with the payment of invoices related to a gas transportation contract entered into in September 1998 between YPF and TGM, associated with the aforementioned natural gas exportation contract signed with AESU. On April 8, 2009, YPF requested that this claim be denied and counterclaimed for the termination of the natural gas transportation contract based on its rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full denial of YPF’s claims and introduced a counterclaim against YPF asking the Arbitration Tribunal to compel

YPF to compensate TGM for all present and future damages suffered by TGM due to the termination of the gas transportation contract and the memorandum of agreement dated October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion. TGM also requested the panel hold AESU-Sulgás—if it finds that the termination of the Gas Contract occurred due to the breach of AESU or Sulgás—jointly and severally liable to indemnify TGM for all damages caused by such termination. Additionally, on July 10, 2009, TGM increased the amount of its claim to U.S.$17 million and claimed an additional amount of approximately U.S.$366 million for loss of profits, both contested by YPF.

On April 6, 2011, the arbitration tribunal appointed in the “YPF vs. AESU” arbitration sustained YPF’s motion, and consolidated all the related arbitrations (“AESU vs. YPF,” “TGM vs. YPF” and “YPF vs. AESU”) into the “YPF vs. AESU” arbitration.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the “YPF vs. AESU and TGM” arbitration whereby YPF was held responsible for the termination in 2009 of the natural gas export and transportation contracts signed with AESU and TGM. The award only determined the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same tribunal. Moreover, the tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for U.S.$ 28 million and for the year 2006 for U.S.$2.4 million.

On May 31, 2013, YPF filed with the arbitration tribunal a writ of nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinean National Court of Appeals in Commercial Matters.

On July 29, 2013, the arbitration tribunal rejected the nullity request and suspended the arbitration proceedings until September 30, 2013. On October 17, 2013 the arbitration tribunal resumed the proceedings and established a proceeding schedule to be held during 2014, during which the reports of the experts proposed by the parties occurred.

On October 23, 2013 the National Court of Appeals in Commercial Matters declared its jurisdictional incompetency and reassigned the nullity request to the National Court of Appeals in the Federal Contentious Administrative. On December 16, 2013 the intervening official issued its opinion in favor of the competence of this court.

On December 27, 2013, the Federal Court of Appeals hearing Administrative Litigation matters granted the reconsideration motion from denial on appeal, then sustained the appeal for procedural violations and stayed relief pending the arbitration process. In addition, the court granted, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the advance of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending. On October 7, 2014, the Argentine Federal Court of Appeals ordered a suspension of the second stage of arbitration until the Court issues a final decision on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 31, 2014, the arbitration tribunal suspended the arbitration process until February 2, 2015.

On January 10, 2014, YPF was served with (i) the complaint for damages filed by AESU with the arbitration tribunal claiming a total amount of U.S.$ 815.5 million and (ii) the complaint for damages filed by TGM with the arbitration tribunal claiming a total amount of U.S.$362.6 million. On April 25, 2014, YPF filed a reply to the complaint for damages with the arbitration tribunal, contesting the amounts claimed by TGM and AESU and alleging that the amounts were incorrect due to errors in the technical valuations. On July 8, 2014, TGM filed an answer to the reply, to which YPF in turn replied on September 23, 2014 with a second answer.

Despite having brought the action above, and considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the partial award, YPF has accrued its best estimate with respect to the amount of the claims.

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. Transportadora de Gas del Norte S.A. (“TGN”), one of the parties to these contracts, initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by such company claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. TGN subsequently claimed the alleged related damages in a note addressed to the Company in November 2011. On April 3, 2013, YPF was notified of the lawsuit filed by TGN claiming damages. The total amount claimed by TGN amounts to approximately U.S.$207 million as of the date of this annual report. YPF has answered the lawsuit brought by TGN. Additionally, the plaintiff notified us that it was terminating the contract, invoking YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. The Federal Court of Appeals in Civil and Commercial Matters has ruled in favor of the jurisdiction of the federal civil and commercial courts (and against jurisdiction of ENARGAS) to resolve this matter. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF before ENARGAS, under Article 66 of Law No. 24,076, claiming the payment of Ps.339 million in relation to payments of applicable fees for natural gas transportation services to Uruguaiana relating to the transportation invoices claimed by TGN. On February 8, 2012 we answered the claim raising ENARGAS’s lack of jurisdiction (as we did in the proceeding against TGN), the consolidation with the trial “TGN / YPF” and rejecting the claim based on the theory of legal impossibility. On the same date, a similar order of confirm was also submitted in the “TGN / YPF” matters. On April 12, 2012, ENARGAS ruled in favor of NAFISA.

On May 12, 2012, YPF filed an appeal against such ruling to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013 the National Court of Appeals in the Federal Contentious Administrative ruled in favor of NAFISA. On November 19, 2013, YPF filed an ordinary appeal against such ruling to the Supreme Court of Justice. On November 27, 2013 YPF filed an extraordinary appeal against such ruling to the Supreme Court of Justice. In the opinion of YPF’s management, the matters referred to above, will not have a material adverse effect on the Company’s results of operations.

On September 18, 2012, the judge presiding in the “TGN / YPF” matters: a) dismissed the order of consolidation made by YPF on the ground that the court has no jurisdiction to hear the case because it lacks administrative jurisdiction in NAFISA litigation and considering that there is no possibility that the decision made to any of them have the same effect on the other; b) accepted YPF’s claim that notification made by TGN on December 16, 2010 in respect of the termination of the contract and the call of a public tender by TGN on March 10, 2011 to award the public and firm service transportation of natural gas through its northern pipeline system, including transport capacity remaining under the contract with YPF, terminated the contract; c) extended the demand for which TGN claims invoices relating to services for November and December 2010; and d) opened the case to trial.

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

On April 3, 2013 the complaint for damages brought by TGN was filed whereby TGN claimed YPF should pay the amount of U.S.$ 142 million, plus interests and legal fees for the termination of the transportation contract, and that YPF would have 30 days to file and answer thereto. On May 31, 2013 YPF answered the claim requesting the dismissal thereof. On April 3, 2014 the evidence production period commenced for a 40-days lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create exhibit binder. As of the date of these annual report, evidence offered by the parties is being produced.

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

On December 27, 2002, a group of 264 claimants who resided near the La Plata refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata refinery. The amount claimed is approximately Ps. 42 million. We filed a writ answering the complaint. There are three similar additional claims raised by three groups of 120, 343 and 126 neighbors, respectively. The first group has made a claim for compensation of approximately Ps. 16 million, the second group has made a claim for compensation of approximately Ps. 45 million and the third one has made a claim of approximately Ps. 16 million, in addition to a request for environmental cleanup.

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring. On August 11, 2011, the judge ruled against YPF and the Argentine government requiring us to pay approximately Ps. 3.5 million plus interest. The Court of Appeals confirmed the lower court judge’s ruling and ordered YPF to file an improvement plan to reduce gaseous emissions produced by the refinery. YPF filed an appeal before the Supreme Court but it was rejected in March 2013. Subsequently, the Judge ordered YPF to file an improvement plan, which YPF filed in March 2013. The plan was analyzed by court experts, who presented their report. YPF was served and presented a request for clarification that has not been responded to yet.

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

Quilmes claims. We have been notified of 37 judicial claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the La Plata – Dock Sud pipeline, which occurred in 1988 as third parties damaged and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales. One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps. 47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have answered the complaint requesting its rejection and impleading the Argentine government. We have also notified the Argentine government of the existence of this claim and that we plan to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by the Privatization Law. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter; therefore we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. On December 18, 2014 the Argentine government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning. There are 29 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps. 19 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. As of the date of this annual report, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings–Operations in the United States.” YPF International S.A. and Maxus International Energy Company were added to the claim in 2010. The plaintiffs are claiming economic compensation, including damages and associated investigation and cleanup costs, in an undetermined amount and punitive damages as a consequence of environmental damages, as well as the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act (“Spill Act”), the Water Pollution Control Act and common law claims relating to a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. For detailed information about this legal proceeding, see “YPF Holdings-Passaic River/Newark Bay, New Jersey—New Jersey-litigation with DEP.”

Tax claims. We have received several claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of this annual report.

Non-accrued, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we are subject to several labor, civil, commercial and environmental claims in respect of which, we have not provided any accrual since management, based on the evidence available to date and in consultation with our external counsel, have considered them to be possible contingencies.

Based on the information available to the Company, including the amount of time remaining before trial, the results of discovery and the judgment of internal and external counsel, the Company is unable to estimate the reasonably possible loss or range of loss resulting for these contingencies.

The most significant of these contingencies are described below:

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina Basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the development of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$ 547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council, the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Argentine Supreme Court. Once the complaint was served, we and the other defendants filed a motion for a more definitive statement of claims. The court granted the motion, and the plaintiff had to file a supplementary complaint. We requested that the claim be rejected because the defects of the complaint indicated by the Argentine Supreme Court have not been corrected, but such request was denied. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to the Privatization Law and Decree 546/1993. On February 23, 2009, the Argentine Supreme Court ordered that certain provinces, the Argentine government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until the impleaded parties appear before the court and procedural issues are resolved. The provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have presented their arguments to the Supreme Court, although such arguments are not available to us. The provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which has been opposed by the plaintiff, and the claim is pending resolution. On December 13, 2011, the Supreme Court suspended the proceeding for 60 days and ordered YPF and the plaintiff to present a schedule of the conferences that would take place during said suspension, authorizing the participation of the rest of the parties as well as third parties in such conferences. ASSUPA reported the interruption of the negotiations in the claim and the Supreme Court finalized the 60-day period of suspension ordered.

On December 1, 2014, ASSUPA sued the companies operating production concessions and exploration permits in the Northwest Basin, including us, claiming for the remediation of environmental damage purportedly caused in the execution of such activities, or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. YPF expects to respond within the required time period and to assert available defense appropriate to the case. The required time period to answer the complaint is currently suspended.

On December 30, 2014 the Supreme Court issued two interlocutory judgments. In the first, it supported the claim of the Provinces of Neuquen and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

Additionally it should be noted that the Company is aware of an action in which it has not yet been served, in which, three other legal claims have been brought by ASSUPA against:

i)	Concessionaire companies in the San Jorge Gulf basin areas: The complaint has not yet been forwarded to YPF. However, YPF has been notified about an information request. Currently, the court has ordered the suspension of procedural terms;

ii)	Concessionaire companies in the Austral basin areas: In this case, a highly summarized action has been ordered. Although it has been ordered to forward the complaint, YPF has not yet been notified. A precautionary measure has also been ordered to inform different entities about the existence of the trial and the defendants may provide certain information, a decision already appealed by YPF.

iii)	Concessionaire companies in the Northwest basin areas: On December 1, 2014, the Company was notified about the complaint. Currently, terms to answer are suspended at the Company’s request.

Dock Sud environmental claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, in the province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.,” and (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages.” In the Mendoza lawsuit before the Argentine Supreme Court, the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage to the Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Argentine Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and the Federal Environmental Council submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims prior to January 1, 1991, according to the Privatization Law and Decree No. 546/1993. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) (“ACUMAR”) will be in charge of performing a remediation plan as well as of taking preventive measures in the area. The Argentine government, as well as the province and City of Buenos Aires, will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). We have been notified of certain resolutions issued by ACUMAR, pursuant to which we are required to submit a Restructuring Industrial Plan regarding certain of our facilities. While we have appealed such resolutions, we have submitted to the relevant authority a Restructuring Industrial Plan. Additionally, the Argentine Supreme Court declared that it will determine whether and how much liability is to be borne by the parties involved. In the Cicero lawsuit, the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims prior to January 1, 1991, according to the Privatization Law and Decree No. 546/1993.

La Plata refinery environmental claims. We are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps. 500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata refinery on June 29, 1999. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most of the damages that do not overlap with the aforementioned claims may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

In addition to the above, YPF has entered into an agreement with the OPDS in connection with the claims related to the channels adjacent to the La Plata refinery, which is described under “—Accrued, probable contingencies—La Plata and Quilmes environmental disputes” above.

Claims related to the gas market and others. In addition to the claims described under “—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts,” we are involved in the following proceedings also related to the administration of exports imposed by the Argentine government in the natural gas market:

CNDC claims. On November 17, 2003, the CNDC requested explanations, within the framework of an official investigation pursuant to Article 29 of the Antitrust Protection Law, from a group of almost 30 natural gas production companies, including us, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, we submitted explanations in accordance with Article 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, we received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by us, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law No. 25,156. On January 15, 2007, the CNDC charged us and eight other producers with violations of Law No. 25,156. We have contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and have presented evidence in support of our position. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Protection Law, we filed with the CNDC a commitment according to Article 36 of the Antitrust Protection Law requesting that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. We are still awaiting a formal response. On December 14, 2007, the CNDC elevated the investigation to the Court of Appeals.

In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the CNDC a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel fuel to public bus transportation companies. The alleged conduct consists of selling bulk diesel fuel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Protection Law, YPF has submitted the corresponding explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has acted at all times in conformity with current regulations and that it did not engage in any discrimination or abuse in determining prices.

On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) each of these five oil companies was ordered to sell diesel fuel to public bus transportation companies at a price no higher than the retail price charged by its service station located, in general terms, nearest to the place of delivery of diesel fuel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is ruled upon. Against that preliminary injection, the Argentinian government presented an extraordinary federal appeal, which has not yet been served to YPF. On December 9, 2014, the Federal Civil and Commercial Appeals Court has ruled that the case has become moot and that there are no actual consequences for YPF arising from the challenged Resolution, since prices of the diesel fuel to public bus transportation have suffered several variations since the date such Resolution entered into effect.

We are also subject to other claims before the CNDC that are related to alleged price discrimination in the sale of fuels. Our management, based on the evidence available to date and upon the opinion of our external counsel, has considered them to be possible contingencies.

Users and Consumers’ Association claim. The Users and Consumers’ Association is seeking (originally against Repsol YPF before extending its claim to YPF) reimbursement of allegedly excessive prices charged to bottled LPG consumers between 1993 and 2001. The claim is for a sum of Ps. 91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps. 584 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitation had already elapsed. A ruling is pending on the applicability of the statute of limitations. Notwithstanding the above, the evidence production period commenced on August 6, 2009.

Quilmes claims. The Company has been notified of a complaint filed by a group of neighbors of Quilmes, in the province of Buenos Aires, claiming approximately Ps. 353 million in compensation for personal damages.

Non-accrued, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC forwarded the complaint to us, and requested explanations under Article 29 of the Antitrust Protection Law. On January 21, 2004, we submitted explanations in accordance with Article 29 of the Antitrust Protection Law, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. The CNDC requested information in relation to the prices in the internal and external markets for 2000 to 2008 and that we file the LPG export contracts signed from 2001 to 2004 as well as explain the evolution of the prices in the internal and external markets of propane and butane during the March to December period from 2001 to 2004. We provided the requested information. Having provided the requested information, we have become aware that the CNDC has issued an opinion suggesting that the proceedings be dismissed. However, the matter is still pending before the Argentine Secretariat of Domestic Commerce.

Pursuant to the provisions of Resolution No. 189/99, referred to above, certain third parties have claimed compensation for alleged damages suffered by them as a consequence of our sanctioned conduct. We have denied these claims and presented our defenses.

Other export tax disputes. Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. In December 2008, the Customs General Administration of Neuquén rejected our arguments and issued a ruling against us. We will appeal before the National Fiscal Court. Although our management, taking into account the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Additional Information

Repsol S.A. complaints: The Company has been served with the following complaints:

A complaint filed by Repsol on July 31, 2012 in the Supreme Court of the State of New York, New York County, United States, against The Bank of New York Mellon (“BONY”) and the Company. The complaint alleges that Repsol had the right to vote ADSs owned by a certain third party that were pledged in Repsol’s favor, but that it was unable to exercise those voting rights due to BONY’s alleged failure to accept and carry out Repsol’s voting instructions in connection with, among other things, the election of the Company’s Board of Directors at the Company’s shareholders’ meeting on June 4, 2012. The complaint also asserts claims against the Company for allegedly improperly instructing BONY not to accept Repsol’s voting instructions. On February 4, 2014, the court granted the Company’s and BONY’s motions to dismiss the complaint, and dismissed all claims against the Company with prejudice. Repsol withdrew the complaint on May 13, 2014, pursuant to the Repsol and YPF agreement described below.

YPF was notified of four complaints filed by Repsol in Argentina in connection with the enforcement of the Expropriation Law, requesting the invalidation of the ordinary shareholders’ meetings held on June 4, 2012 and July 17, 2012, the Annual General Meeting No. 38 held on September 13, 2012 and April 30, 2013 and its continuation of May 30, 2013, all of which have been answered by YPF. Repsol withdrew the complaint on May 13, 2014, pursuant to the Repsol and YPF agreement discussed below. The Argentine Ministry of Economy and Public Finance and Repsol executed an agreement on February 27, 2014, pursuant to which Repsol accepted U.S.$5.0 billion in sovereign bonds. In exchange, Repsol withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol executed a separate agreement on February 27, 2014, pursuant to which, subject to the effectiveness of the agreement between the Argentine government and Repsol, YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of the separate agreement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. On May 8, 2014, YPF was notified of the entrance into force of the agreement between the Argentine government and Repsol. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the Agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, a Delaware corporation and a wholly-owned subsidiary of YPF. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States” for additional information.

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

As of December 31, 2014, YPF Holdings’ accruals for environmental and other contingencies totaled approximately Ps. 2,153 million. YPF Holdings management believes it has adequately accrued for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, allocation of responsibility among potentially responsible parties, and the possibility of administrative or judicial enforcement actions by authorities, which could result in material additions to such accruals in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions, the signing of participation agreements, or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ accruals for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the accruals already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’s obligations.

1.	Environmental matters at the Lister Avenue site and the Passaic River

1.1.	Environmental issues related to the lower eight miles of the Passaic River

Newark, New Jersey. A consent decree, previously agreed upon by the EPA, the New Jersey DEP and Occidental, as successor to Chemicals Company, was entered in 1990 by the United States District Court of New Jersey for Chemicals Company’s former Newark, New Jersey agricultural chemicals plant. The approved interim remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement between Maxus and Occidental. Operations and maintenance of the constructed remedy are ongoing.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, the work under the 1994 AOC was substantially subsumed by about 70 companies (including Occidental and TS) of the lower 17-mile portion of the Passaic River (including the portion already studied) pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further remediation work with the EPA. The entities that have agreed to fund the remedial investigation and feasibility study (“RI/FS”) have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group, consisting of approximately 70 companies is referred to as the Cooperating Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). On May 29, 2012, Occidental, Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River—Mile 10.9—Removal Action.” However, Occidental remains a respondent to the 2007 AOC and its withdrawal from the CPG does not change its obligations under the mentioned AOC. The RI/FS concerning the 2007 AOC is expected to be completed by the first or second quarter of 2015 together with the filing with the EPA by the CPG of a preliminary report containing its recommendation as to preferred remediation. The EPA will have to assess such recommendation and then render an opinion in this connection. This process may take from 12 to 18 months. After an agreement is reached by the CPG and the EPA on preferred remediation, the report will be published for public opinion, which will be considered for the purpose of issuing a Record of Decision or final decision on remediation.

The EPA’s findings of fact in the 2007 AOC indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area (the 17-mile stretch of the Passaic River from the Dundee Dam south to Newark Bay). For this reason, during the first half of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, a draft Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which was signed and became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. In the second half of 2014, Tierra submitted to the EPA its report (thus completing phase 1) and still expects the EPA’s comments on the proposed work plan. Tierra previously estimated that the total cost to implement the CSO AOC is approximately U.S.$5.0 million and will take approximately two more years to be completed once EPA authorizes phase 2 (the work plan).

Tierra, acting on behalf of Occidental, is also performing and funding a separate RI/FS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with EPA (the “2004 AOC”). The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. In addition, in August 2010, Tierra proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of December 31, 2013, the parties had not agreed to Tierra’s proposal. In July 2014, the EPA advised Tierra that it anticipated at the end of 2014 to propose the means by which Tierra would accomplish the necessary modeling of Newark Bay sediment processes. Although the EPA was considering three alternatives, at December 31, 2014 EPA had not yet laid out a course of action for Tierra. At this time, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above.

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

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“Removal AOC 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals Company’s former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which encompassed the removal of 40,000 cubic yards, started in July 2011 and was substantially completed in the fourth quarter of 2012. The EPA inspection was held in January 2013 and Tierra received written confirmation of completion in March 2013. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the Removal AOC of 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could decrease or increase over time if the anticipated cost of completing the removal work contemplated by the AOC changes. The removal work will remove a number of contaminants, such as dioxin, PCBs, and mercury, which may have come from sources other than or in addition to the former Chemicals Company plant. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the Removal AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RI/FS addressing the lower 17-mile portion of the Passaic River, and the RI/FS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull.

1.2.	Focused Feasibility Study (“FFS”) for remedial action in the lower eight miles of the Passaic River

First draft—2007. In June 2007, the EPA released a draft Focused Feasibility Study that outlined several alternatives for remedial action in the lower eight miles of the Passaic River. Tierra, in conjunction with the other parties of the CPG, submitted comments on the draft FFS to the EPA, as did a number of other interested parties. As a result of the comments received, the EPA withdrew the FFS for revision and further consideration of the comments.

On November 14, 2013, at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives it was considering in the revised FFS. The EPA stated that the FFS would set forth four alternatives: (i) no action, (ii) deep dredging with backfill of 9.7 million cubic yards over 12 years, which it estimated would cost U.S.$1.4 billion to U.S.$3.5 billion, depending on whether the dredged sediment is disposed of in a confined aquatic disposal facility (“CAD”) at the bottom of Newark Bay, at an off-site disposal facility or locally decontaminated and put to beneficial use; (iii) capping with dredging of 4.3 million cubic yards over six years, which it estimated would cost U.S.$1.0 billion to U.S.$1.8 billion, depending on whether there is a CAD, off-site disposal or local decontamination and beneficial use and (iv) focused dredging and capping of 0.9 million cubic yards over three years, which it estimated would cost U.S.$0.4 billion to U.S.$0.6 billion, depending on whether there is a CAD, off-site disposal or local decontamination and beneficial use. The EPA has indicated that it has discarded alternative (iv) and it favors alternative (iii).

Second draft—2014. On April 11, 2014, the EPA published the revised FFS for the lower eight miles of the Passaic River in final. Among the various measures considered in the final FFS, the EPA recommended as its preferred remedial action for this area that approximately 4.3 million cubic yards of sediment be removed through bank-to-bank dredging, which sediments would then be dehydrated locally and transported by train for their incineration or disposal at an off-site disposal facility. An engineering cap (a physical barrier mainly consisting of sand and stone) would then be placed over the bank-to-bank dredged area. In its final FFS, the EPA estimated the cost of the preferred measure for the lower eight miles of Passaic River to be U.S.$1,731 million (present value estimated with a 7% discount rate).

On August 20, 2014, Maxus and Tierra, on behalf of OCC, submitted extensive comments on the final FFS to the EPA. The main comments offered by Maxus, Tierra and OCC on the final FFS were:

•	The FFS is not a process legally authorized to select the type and size of remediation proposed by the EPA for the lower eight miles of the Passaic River;

•	The FFS is based on a flawed site design;

•	The FFS overstates the human health and ecological risk issues;

•	The proposed remediation plan is not executable or economically reasonable in terms of cost-benefit;

•	The processes of the EPA Region 2 have a lack of public transparency; and

•	The inclusion in the remediation plan of dredging for navigational purposes is not covered by the regulation.

In addition to the comments received from Maxus and Tierra, the EPA also received comments from approximately 400 other companies, institutions, government agencies, non-governmental organizations and individuals, including the CPG, Amtrak (the federal railway company), NJ Transit, the American Army Corps of Engineers, the Passaic Valley Sewerage Commission, yacht clubs, public officials and others.

In addition to commenting on the final FFS, Maxus and Tierra have proposed a preliminary project called In-ECO, which is an ecological and sustainable bio-remediation alternative, as a substitute for the remediation chosen by the EPA in its final FFS. Maxus and Tierra presented In-ECO to the EPA in May 2014. The EPA provided comments in September 2014, and Maxus and Tierra presented a revised version in November 2014.

Currently, the EPA is considering these comments and will issue a response before it makes its final decision regarding the remediation plan for the area. The EPA’s decision on the remedy will likely be published in a “Record of Decision” sometime during 2015 or 2016.

Based on the information available to the Company as of the issuance date of this annual report, considering the uncertainties related to the different remedial alternatives and those that may be incorporated in the Record of Decision and their associated costs, the results of the studies and discoveries to be produced, the amounts previously incurred by YPF Holdings in remedial activities in the area covered by FFS, the many potentially responsible parties involved in the matter, the uncertainties related with potential allocation of removal and remediation costs, and also considering the opinion of external counsels, it is not possible to reasonably estimate a loss or range of losses on these outstanding matters. Therefore, no amount has been accrued for this litigation by YPF Holdings.

1.3.	Environmental issues related to the lower 17-mile portion of the Passaic River

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the CPG, of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that 16,000-30,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to execute this AOC and Occidental, Maxus and Tierra formalized their resignations from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of U.S.$20 million, that the work would be completed. On June 25, 2012, the EPA issued Occidental a Unilateral Administrative Order (UAO) for Removal Response Activities. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s existing dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. The EPA, by letter of September 26, 2012, advised that it will be necessary for the EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. In March 2014, responding to the EPA’s request for action, Tierra, on behalf of Occidental, submitted a Statement of Work (“SOW”) for the conduct of surveys to more precisely locate two water mains that cross under the Passaic River at RM 10.9. The EPA granted conditional acceptance of the SOW, and Tierra in early April 2014 responded to EPA’s comments on the SOW. EPA extended the deadline for delivering financial assurance to March 14, 2014 and later further extended the deadline indefinitely. The water line survey work consists of a geophysical survey, the results of which will be validated with physical probing. In the third quarter of 2014, the EPA approved the Quality Assurance Project Plan for Tierra’s contractor to conduct soundings at River Mile 10.9 to more precisely locate the two water mains buried at that location. Additionally, in the fourth quarter of 2014, the contractor conducted fieldwork at that location to locate the water mains.

FFS for remedial action in the lower 17-mile of the Passaic River. Notwithstanding the discussion above, for the lower 17-mile portion of the Passaic River, from its confluence with the Newark Bay to the Dundee Dam, under the 2007 AOC, the RI/FS is in process and is expected to be completed in 2015, after which the EPA will select a remedial action and open the decision for public comments.

In February 2015, the CPG submitted a draft report concerning the lover 17-mile portion of the Passaic River to the EPA. The draft report summarizes historical information and data that were collected as part of research regarding the remediation. The draft report will be reviewed by the EPA within 60 to 180 days of submission.

New Jersey Litigation with DEP. With respect to the alleged contamination, that dioxin, DDT and other “hazardous substances” discharged from Chemicals Company’s former Newark plant and contaminated the lower 17-mile portion of the Passaic River, Newark Bay, and other nearby waterways and surrounding areas, in December 2005 the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental (the “New Jersey Litigation with DEP”). These plaintiffs sought damages for the past cost of investigation and cleanup of these waterways, property damage and other economic impacts (such as decreases in tax revenues and value of real estate and increases in public medical costs, etc.), and punitive damages. The defendants made responsive pleadings and/or filings. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities and sewage treatment authorities), which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. Anticipating this considerable expansion of the number of parties in the litigation, the court appointed a Special Master to assist the court in the administration of discovery. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Plaintiffs allege that defendants Repsol, YPF, YPF International S.A., YPF Holdings, CLH Holdings, Maxus, Maxus International Energy Company and Tierra are alter egos of one another and engaged in a scheme to defraud the plaintiffs through corporate restructurings designed to cap and strand the environmental liabilities associated with the contamination of the area. To this end, plaintiffs assert claims for the fraudulent transfer of Maxus’ assets, civil conspiracy, breach of fiduciary duty, aiding and abetting, and piercing the corporate veil and alter ego liability. In September 2010, governmental entities of the State of New Jersey and a number of third-party defendants filed motions to dismiss and Maxus and Tierra filed their responses. Except in a few cases, these motions were rejected in January 2011. In October 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants. However, the judge ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the Special Master in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases and ten tracks. Phase One will determine liability and Phase Two will determine damages. In July 2012, the Court amended the trial plan for Track II (plaintiffs’ and Occidentals’ claims against Foreign defendants) and Track IV (liability for plaintiffs’ and Occidental’s claims stemming from the alleged fraudulent transfers, alter ego, and conspiracy), and scheduled trial for a date on or after June 1, 2013. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: one against Occidental and Maxus on liability under the Spill Act and the other against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals Company has been proved, liability cannot be imposed if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that Tierra has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site (an area located nearby the Passaic River); and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site, and that Maxus and Tierra share each other’s liabilities as alter-egos.

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

On September 21, 2012, the presiding Judge (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants.

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

On February 14, 2013, the State and all defendants except Occidental appeared before the Court to seek a stay of the litigation because they had agreed to recommend terms for a settlement framework to resolve the claims between them.

During the fourth quarter of 2012 and the first quarter of 2013, Maxus and Tierra, together with certain other direct defendants in the litigation, engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State.

YPF and certain affiliates (among them, YPF Holdings, Maxus and Tierra) subsequently approved a Settlement Agreement with Repsol and the State of New Jersey. The Settlement Agreement provides, without acknowledging any fact or right: (i) a payment of U.S.$65 million by Maxus and/or YPF to the State of New Jersey and (ii) a hard cap of up to U.S.$400 million with respect to certain of Occidental’s unresolved cross-claims against Repsol, YPF and YPFI; and would resolve certain environmental claims of the plaintiffs against all Settling Defendants within a certain range of the Passaic River, and the deferral of Tracks II and IV until after trial of the State’s damages against Occidental in Track VIII. The Settlement Agreement does not resolve Occidental’s cross-claims.

On December 12, 2013, the Court approved the Settlement Agreement. On January 24, 2014 Occidental filed a notice of appeal from the Court’s approval of the Settlement Agreement. On February 10, 2014 Maxus made the U.S.$65 million payment provided in the Settlement Agreement to an escrow account. Occidental’s appeal was subsequently dismissed on March 26, 2014, and the settlement amount was paid out of escrow to the State of New Jersey.

On August 20, 2014, the State of New Jersey and Occidental informed the Superior Court that they had agreed on the general terms and conditions of a settlement of the Plaintiff’s claims against Occidental (the “Consent Judgment”). On December 16, 2014 the Court approved the Consent Judgment by which the State of New Jersey accepted to resolve all claims against Occidental related to environmental claims within a certain area of the Passaic River. In exchange, Occidental will pay U.S.$190 million in three installments, the last one due on June 15, 2015; and the contingency payment of up to U.S.$400 million in case the State of New Jersey is required to pay its share for future remediation actions.

On January 5, 2015, Maxus received a letter from Occidental requesting that Maxus agree to indemnify Occidental for all of the settlement payments that Occidental agreed to make to the State of New Jersey. The Court previously issued an interlocutory order in 2011, which is subject to appeal after all trial proceedings are concluded, stating that Maxus had the contractual duty to indemnify Occidental for the liabilities under the New Jersey Spill Act arising from contaminants discharged into the Passaic River from the Lister Avenue Plant Site, which was owned by a company Occidental acquired and merged with in 1986. Maxus contends that whether and to what extent its obligation to indemnify Occidental applies to the settlement payments Occidental has agreed to make to the State of New Jersey pursuant to the Consent Judgment must await the outcome of further proceedings in the Passaic River litigation.

On November 12, 2014, the Superior Court issued a new schedule (“CMO XXV”) with discovery and litigation deadlines to resolve the so-called Track III proceedings (allocation of responsibility for contamination between Maxus and Occidental) and Track IV proceedings (Occidental’s claims alleging liability by YPF on grounds of alter ego and fraudulent transfer). Pursuant to this new schedule the following actions occurred, among others:

1) On November 24, 2014, YPF and Repsol submitted their motions to dismiss Occidental’s second amended complaint for failure to state a claim and based on the statute of limitations. Maxus and Tierra joined in these motions. On December 4, 2014 Occidental submitted its response. On December 8, 2014 the defendants (including YPF) submitted their written reply to Occidental’s response.

On January 13, 2015, a court-appointed Special Master issued an opinion recommending that the Court dismiss most of Occidental’s claims against YPF on the grounds that they were barred by the statute of limitations and/or failed to allege the elements of the claims. On January 29, 2015, the Court adopted the opinion of the Special Master in its totality and dismissed most of Occidental’s claims. Occidental’s remaining claims against YPF are: (i) breach of the Share Purchase Agreement on an alter ego basis, (ii) contractual indemnification under the Share Purchase Agreement on an alter ego basis, (iii) environmental contribution liability under the New Jersey Spill Act and (iv) environmental contribution under other New Jersey statutes. The latter two contribution claims are limited by the terms of YPF’s settlement with the State of New Jersey. In addition, the presiding Judge notified the parties that, effective at the end of the month of January 2015, he was retiring and that a new Judge would be appointed to handle the litigation.

2) In addition, CMO XXV, as amended, established deadlines for completion of domestic fact witness depositions (February 13, 2015), completion of foreign fact witness depositions (May 15, 2015), submission of expert reports (April 6, 2015 for affirmative experts and May 6, 2015 for responsive experts), and completion of expert depositions (June 30, 2015). Motions for summary judgment after completion of discovery must be filed by September 30, 2015, and the trial date is currently set for December 7, 2015. However, on January 25, 2015, Occidental sought a delay in this schedule based on the fact that one of its principal external attorneys suffered a heart attack on January 24, 2015. The parties have agreed on a new tim-table for the case and are awaiting Court approval.

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

As of December 31, 2014, for all matters relating to environmental issues related to the lower 17-mile portion of the Passaic River, YPF Holdings has accrued a total of Ps. 1,843, management’s reasonable estimate of the expenditures that YPF Holdings Inc. may incur for remediation activities based on information available at the time, given the impossibility of reasonably estimating a loss or range of loss in relation to the possible costs of the previously discussed FFS. The provision considers studies by Tierra, estimated costs for the Removal AOC of 2008 and other matters related to the Passaic River and Newark Bay. This includes associated legal issues discussed above. However, it is possible that other work, including remedial measures in addition to or different from those considered may be required. Additionally, the development of new information, the imposition of penalties or remedial action or outcome of negotiations related to those cases that differ from the situations assessed by YPF Holdings could result in the need to incur higher expenses by the company than those currently provisioned.

Considering the information available to YPF Holdings as of the date of this annual report; the results of the studies and testing phase; as well as the potential liability of the other parties involved in this issue and the possible allocation of the costs of removal; and in consultation with our internal and external legal counsel, the accrual represents management’s reasonable estimate of the probable cost.

2.	Other environmental issues unrelated to the Passaic River

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

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.5 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. In February 2008, the parties reached an agreement in principle, pursuant to which Tierra agreed to pay, on behalf of Occidental, U.S.$5 million and agreed to perform remediation works at three sites, with a total cost of approximately U.S.$2.1 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey register in June 2011 and became final and effective as of September 2011. Pursuant to the Consent Judgment, the U.S.$5 million dollar payment was made in October 2011 and a master schedule was delivered to DEP for the remediation, during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 28 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; therefore, in March 2012, Maxus submitted a revised eight-year schedule, which was approved by DEP on March 24, 2013. Tierra is currently performing work pursuant to the Master Schedule. In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups and these groups have agreed not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective March 7, 2013.

In March 2008, the DEP approved an Interim Response Action (“IRA”) work plan for work to be performed at the Kearny Plant site by Tierra and at the adjacent property by Tierra in conjunction with other parties. Work on the IRA has begun. In addition, this adjacent property was listed by the EPA on the National Priority List in 2007. In July 2010, the EPA notified Tierra, along with three other parties, which are considered potentially responsible for this adjacent property and requested to conduct a RIFS for the site. The three parties have agreed to coordinate remedial efforts, forming the “Peninsula Restoration Group” or “PRG.” In the fourth quarter of 2011, the PRG reached an agreement with another potentially responsible party (Cooper Industries), whereby Cooper Industries would join the PRG. In May 2013, the PRG and the EPA entered into an RI/FS AOC for the Standard Chlorine Chemical Company site. Under the terms of the AOC, the Group is able to rely on the substantial work that has already or is now taking place at the site (including the IRA), to streamline the RI/FS (now denominated an RI/FFS) and press for selection of a final remedy that includes the features of the IRA as the major component. The Remedial Investigation Work Plan for the site was submitted to the EPA on April 8, 2013 in advance of the execution of the AOC as part of the PRP Group’s show of good faith. The Remedial Investigation Work Plan was approved in September 2013 and work under the RI/FFS AOC began in the fourth quarter 2013 and has proceeded since that time. The PRP Group also responded to an EPA request to draft an Community Involvement Plan (CIP) which the EPA has adopted. The following AOC deliverables have been submitted, approved and/or are pending during 2014:

•	Candidate Technologies Memo (CTM) and Draft Pathway Analysis Report (PAR).

•	Screening Level Ecological Risk Assessment (SLERA).

•	Work Plan for Supplemental Investigation in localized area outside barrier wall.

•	Baseline Ecological Risk Assessment (BERA).

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

As of December 31, 2014, YPF Holdings has accrued a total of approximately Ps. 362 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals Company operated manufacturing facilities in Painesville, Ohio (the “Painesville Works Site”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The investigation and remediation of the Painesville Works Site is governed by agreements and orders in place with the EPA and the Ohio Environmental Protection Agency (“OEPA”). The primary area of concern historically has been Chemicals Company’s former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of 20 specific operable units within the former Painesville Works Site and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As each operable unit within the Site receives OEPA approval for projects related to investigation, Remediation Work, or operation and maintenance activities, additional orders and agreements will be implemented, and additional amounts may need to be accrued. YPF Holdings has accrued a total of approximately Ps. 117 million as of December 31, 2014 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RI/FS progresses, YPF Holdings will continuously assess the condition of the Painesville Works Site and make any required changes, including additions, to its provision as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals Company’s former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a Memorandum of Agreement (“MOA”) with federal and state natural resources trustees in connection with claims for natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved specifying the restoration projects to be implemented. During the first half of 2011, Tierra negotiated, on behalf of

Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 and notice of approval of the Consent Decree was published in the Official Gazette on January 29, 2013. After the publication of the notice a period of 30 days was opened for comments. Under the Consent Decree, Occidental agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of U.S.$0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2014, YPF Holdings has accrued approximately Ps. 36 million for its estimated share of the remediation and the MOA associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

•	Milwaukee Solvay Site

In June 2005, the EPA designated Maxus as a potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co. companies that the EPA has asserted are former owners or operators of such site.

In November 2006, Maxus and four other PRPs entered into a Joint Participation and Defense Agreement, which establishes the allocation of costs for making a RI/FS. Under the agreement Maxus is responsible for a significant part of the costs. In January 2007 those PRPs and the EPA entered into an AOC to perform a RI/FS regarding the investigation of “upland” soil and groundwater, as well as sediment in the Kinnickinnic River. Maxus’ exposure at the Site appears tied to the 1966-1973 period, although there is some dispute about it. The PRP Agreement includes an interim allocation, under which Maxus has a substantial share.

On April 25, 2012 EPA made a proposal concerning the scope of future investigations of sediments, which was rejected by the PRP group.

On June 6, 2012 the PPR Group submitted a proposed Field Sampling Plan (“FSP”) that included detailed plans for the remaining upland investigation and a phased approach to the sediment investigation. In July 2012, the EPA responded to the FSP requiring expanded sediment sampling as part of the next phase of the investigation and additional evaluation for the possible presence of distinct coal and coke layers on parts of the upland portion of the Site. In December 2012, the EPA approved the PRP Group’s revised FSP, and the PRP Group commenced upland and sediment investigation activities. The estimated cost of implementing the field work associated with the FSP is approximately U.S.$0.8 million.

In February 2014, the PRP Group submitted to the EPA and Wisconsin Department of Natural Resources (“DNR”) a Baseline Human Health Risk Assessment (“BHHRA”) Scoping Document, an Upland Screening Level Ecological Risk Assessment (“SLERA”) Scoping Document and an Aquatic Baseline Ecological Risk Assessment (“BERA”). Currently, additional upland and sediment investigation activities continued pursuant to the approved FSP.

In June 2014, the PRP Group submitted to the EPA and WDNR the draft Remedial Investigation (“RI”) Report and risk assessment documents (i.e., Baseline Human Health Risk Assessment, Screening Level Ecological Risk Assessment, and Aquatic Baseline Ecological Risk Assessment) and a Remedial Action Objectives Technical Memorandum. Comments to the draft RI Report were received in October 2014. In accordance with the timeline established by the Agencies, in November 2014 the PRP Group submitted written responses to the EPA/WDNR comments concerning the draft RI and risk assessment documents. The PRP Group received approval from EPA to defer preparation of responses to the comments on the draft RAOs until after the RI has been approved.

YPF Holdings has accrued approximately Ps. 5 million as of December 31, 2014 for its estimated share of the costs of the RI/FS. The main area of concern and focus is the extent of river sediment investigation that will be required. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Other sites—Black Leaf Chemical Site

In September 2011, Occidental and Exxon Mobil received a liability notice from EPA under the ruling known as 104(e) for the site called Black Leaf Chemical located at Louisville, Kentucky. Occidental requested that Maxus undertake the defense of this matter by virtue of the indemnity established in the Stock Purchase Agreement of 1986. Maxus accepted the defense, reserving its rights with respect to the case and without acknowledging any responsability. In March 2013, the EPA requested that Maxus, on behalf of Occidental, and Exxon Mobil, perform specific remedial tasks and to reimburse EPA and the local regulatory authority certain past costs (estimated at between U.S.$ 3 and U.S.$ 5 million). Investigation work began in September 2014 and should be completed in the fourth quarter of 2015. However, despite the fact that as at December 31, 2014 no agreement exists between the potentially liable parties, the share of liabilities for Occidental/Maxus is expected to be minor.

•	Tuscaloosa Site

The Company has completed the remediation activities at this site. YPF Holdings Inc. has accrued Ps. 31 million for these matters as of December 31, 2014.

•	Malone Services Site

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals Company, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals Company is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus, on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 30, 2009. The PRP Group signed the Consent Decree in the second quarter of 2012, and it became effective in July 2012. During 2012, 2013 and 2014, the PRP Group proceeded with the planning and design phase and remediation, which is ongoing. As of December 31, 2014 the Company has reserved approximately Ps. 3 million in connection with its obligations for this matter.

•	Other third party sites

Chemicals Company has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third-party sites where hazardous substances from Chemicals Company’s plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals Company has no known exposure. At December 31, 2014, YPF Holdings had accrued approximately Ps. 31 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

•	Occidental’s claim for past events—Texas

Dallas Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals Company to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals Company, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current accrued for this matter. This decision will also require Maxus to reimburse Occidental for past costs. In 2009, Maxus received a statement from Occidental of the costs Occidental believed to be due under the judgment, in the amount of U.S.$16.7 million. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. In September 2009, Maxus paid to Occidental U.S.$1.9 million. In March 2012, Maxus paid to OCC U.S.$0.6 million covering OCC’s costs for 2010 and 2011, and in September 2012 Maxus paid to OCC an additional U.S.$31,000 for OCC’s costs for the first semester of 2012. Maxus anticipates that OCC’s costs in the future under the Dallas case will not exceed those incurred in 2012. A significant category of claims refused by Maxus on the basis of its interpretation of the 12-year clause, were claims relating to “Agent Orange.” All pending Agent Orange litigation in the United States was dismissed in December 2009, except with respect to one case filed in 2012, which was dismissed in March 2013. Although it is possible that additional claimants may come forward in the future, it is estimated that no significant liability will result from this category of claims.

The remaining claims refused consist primarily of claims of personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, which are currently unknown as of the date of this report, and if such claims arise, they could result in additional liability. As of December 31, 2014, YPF Holdings has accrued approximately Ps. 3 million with respect to these matters.

•	Turtle Bayou

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals Company, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. The court’s decision was appealed by Maxus In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. On behalf of Occidental, Maxus filed its appeal in the February 2011, and the Court of Appeals affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, U.S.$2 million in June 2012 covering past costs and $0.9 million in November 2012 to cover the costs incurred by El Paso in 2007-2011. As of December 31, 2014, YPF Holdings has accrued approximately Ps. 8 million in respect of this matter.

Ruby Mhire Litigation. In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property; Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs demanded remediation and other compensation from approximately U.S.$159 million to U.S.$210 million, basing themselves on plaintiffs’ expert’s study. During June 2012, the parties in the case held a court-ordered mediation. On June 11, 2013, Maxus signed a Settlement Agreement with the plaintiffs pursuant to which Maxus shall make installment payments totaling U.S.$12 million over three years and also perform remediation at the site, which is estimated to cost between U.S.$1 and U.S.$3 million. On July 31, 2013, the 38th Judicial District Court for the Parish of Cameron, State of Louisiana, approved the Settlement Agreement following receipt on July 8, 2013 of the No Objection Letter from the Louisiana Department of Natural Resources, Office of Conservation. In August 2013, pursuant to the Settlement Agreement, Maxus made an initial payment of U.S.$2 million and in December 2013, Maxus made a second payment of U.S.$3 million. In June 2014, Maxus made a third payment of U.S.$3 million, and in December 2014 Maxus made a fourth payment of U.S.$3 million. One last instalment in the amount of U.S.$1 million is payable in June 2015.] As of December 31, 2014, YPF Holdings has accrued approximately Ps. 34 million in respect to these matters.

Dividend Policy

See “Item 10. Additional Information—Dividends.”

Significant Changes

Since December 31, 2014, there have been no significant changes regarding the Company.

ITEM 9.	The Offer and Listing

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and were issued by The Bank of New York Mellon, as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2010	50.60	33.89
2011	54.58	31.25
2012	41.14	9.57
2013	34.17	12.26
2014	38.91	21.85
2015(1)	29.55	23.00

(1)	Through March 20, 2015

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2013:
First Quarter	17.45	12.60
Second Quarter	15.21	12.26
Third Quarter	20.98	14.84
Fourth Quarter	34.17	20.00
2014:
First Quarter	33.08	21.85
Second Quarter	35.95	27.90
Third Quarter	38.91	30.97
Fourth Quarter	35.42	22.50
2015:
First Quarter(1)	29.55	23.00

(1)	Through March 20, 2015

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2014:
September	37.55	33.71
October	35.17	30.01
November	35.42	32.69
December	32.29	22.50
2015:
January	26.11	23.00
February	27.33	23.75
March(1)	29.55	25.82

(1)	Through March 20, 2015

According to data provided by The Bank of New York Mellon, as of March 20, 2015, there were 175,971,679 ADSs outstanding and 58 holders of record of ADSs. Such ADSs represented approximately 44.75% of the total number of issued and outstanding Class D shares as of such date.

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

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and to a lesser extent mutual funds.

Certain information regarding the Argentine stock market is set forth in the table below

	2014	2013	2012	2011	2010	2009	2008
Market capitalization (in billions of pesos)(1)	3,893	3,356	2,300	1,611	1,900	2,185	1,234
As percent of GDP(1)	86%	124%	107%	87%	132%	191%	119%
Volume (in millions of pesos)	621,831	367,830	242,324	207,805	177,613	133,208	237,790
Average daily trading volume (in millions of pesos)	2,581.0	1,5263	1,005.5	848.2	722.0	545.93	962.71

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2010	205.00	137.00
2011	222.60	150.50
2012	188.50	66.50
2013	294.00	181.00
2014	558.00	250.00
2015(1)	355.50	277.00

(1)	Through March 20, 2015

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2013:
First Quarter	133.50	101.30
Second Quarter	136.00	106.00
Third Quarter	192.00	115.00
Fourth Quarter	294.00	181.00
2014:
First Quarter	330.00	250.00
Second Quarter	357.00	277.00
Third Quarter	558.00	340.00
Fourth Quarter	506.00	255.00
2015:
First Quarter(1)	355.50	277.00

(1)	Through March 20, 2015

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2014:
September	558.00	432.00
October	506.00	400.00
November	471.00	387.00
December	380.00	255.00
2015:
January	321.00	277.00
February	330.00	289.00
March(1)	355.50	305.50

(1)	Through March 20, 2015

As of December 31, 2014, there were approximately 31,707 holders of Class D shares in Buenos Aires Stock Market.

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

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 26,831 (the “Stock Market Law”) which governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Argentine Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned by the Buenos Aires Stock Exchange (the “BASE”), MERVAL and certain provincial exchanges. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the BASE and operates SINAC.

Among the key provisions of the Stock Market Law are the following: the definition of a “security,” that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Stock Market Law included very relevant changes for the modernization and future design of the capital market, like the demutualization of the stock exchanges; new regulatory powers and resources for the CNV; a mandatory tender offer system and other provisions, like the new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV with Resolution No. 622/2013. Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with the international accounting standards (IFRS) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

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

According to Article 303 of the Argentine Criminal Code, money laundering (as defined above) shall be punished with three to ten years of imprisonment and a fine of two to ten times the amount of the transactions made. The penalty prescribed above shall be increased by one third of the maximum and one half of the minimum if: (a) the wrongdoer carries out the act on a regular basis or as a member of an association or gang organized with the purpose of continuously committing acts of a similar nature; or (b) if the primary wrongdoer is a public officer who committed the infringement in the exercise of his/her duties (in such a case, the wrongdoer shall also be punished by special disqualification for three to ten years, and the same penalty shall apply to a wrongdoer who commits the offense in the service of a profession or trade requiring special qualification). The individual who receives money or other assets derived from a criminal offense with the purpose of applying them to a money laundering transaction shall be punished with imprisonment from six months to three years. If the value of the assets is not over Ps.300,000, the wrongdoer will be punished with imprisonment from six months to three years. The provisions in this section shall apply even when the criminal offense is committed outside the geographical jurisdiction of the Argentine Criminal Code, so long as the crime is also penalized in the jurisdiction where it was committed.

Article 277 of the Argentine Criminal Code sets forth that an imprisonment of between six months and three years shall be applied (with varying minimum terms attaching depending on the particular circumstances) to any person who helps a perpetrator to avoid investigation, obscures or destroys evidence of a crime, acquires, receives, hides or alters money or other proceeds from a crime, does not report the commission of the crime or does not identify the perpetrator or participant in a crime with knowledge that such person would have been obliged to assist in the criminal prosecution of such crime and/or aids or abets the perpetrator or participant to make safe the proceeds of the crime. The minimum and maximum terms of punishment shall be doubled when: (a) the offense implies a particularly serious crime (for which minimum penalty is higher than three years of imprisonment); (b) the abettor acts for profit; (c) the abettor habitually commits concealment acts; or (d) the abettor is a public official.

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

The main goal of Law No. 25,246 is to prevent money laundering. In line with internationally accepted practices, the duty to control such illegal transactions is not concentrated solely in Argentine federal governmental entities but also distributed among several private sector entities such as banks, brokers, brokerage firms and insurance companies. Such duties mainly consist of data collection functions, such as: (i) gathering from clients, applicants or contributors any documentation sufficient to prove their identity, legal capacity, domicile and further data as necessary on a case by case basis; (ii) reporting any suspicious fact or transaction irrespective of its amount; and (iii) abstaining from disclosing to the client or third parties any procedures being followed pursuant to law. According to Law No. 25,246, a suspicious transaction shall mean any transaction that, in accordance with standard business practices and in the experience of the entities and individuals subject to reporting obligations, is regarded as unusual, unjustified from an economic or legal standpoint, or unnecessarily complex, whether it is a one-time transaction or a series of transactions.

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), as amended by Resolutions No. 1/12, 2/12, 68/13 and 03/14, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Argentine Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF (“Resolution 229”), as amended by Resolution No 140/12 and 03/14, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be archived and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) creating a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; b) designation of a compliance officer; c) the implementation of periodic audits; d) personnel training; e) elaboration of analysis records and risk management of detected unusual operations and of those which have been reported because they were considered suspicious; f) implementation of technological tools which allow the establishment of efficient control systems and prevention of money laundering and terrorism financing; and g) implementation of measures which allow Subjects Obliged under Resolution 121 and Subjects Obliged under Resolution 229, respectively, to electronically consolidate the operations carried out with clients, and electronic tools which allow the analysis and control of different variables in order to identify certain behaviors and observe possible suspicious transactions. Entities covered by Resolution 121 must report any money laundering suspicious activity to the UIF within 30 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hour period has elapsed.

According to Resolution 229, unusual transactions are those attempted or consummated transactions, on a one-time or on a regular basis, without economic or legal justification, inconsistent with the economic and financial profile of the client, and which deviate from standard market practices, based on their frequency, regularity, amount, complexity, nature or other particular features. According to Resolution 229, an unusual transaction is one that, considering the suitability of the reporter in light of the activity it carries out, and the analysis made, may be suspicious of money laundering and financing terrorism. On other hand, suspicious transactions are those attempted or consummated transactions that, having been previously identified as unusual transactions, are inconsistent with the lawful activities declared by the client or, even if related to lawful activities, give rise to suspicion that they are linked or used to finance terrorism.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the company who was allegedly excluded from the Argentine government’s YPF PPP, filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Pursuant to the plaintiff’s request, the federal judge of first instance of Bell Ville, in the province of Cordoba, granted a preliminary injunction (the “Preliminary Injunction”), ordering that any sale of shares of YPF or any other transaction involving the sale, assignment or transfer of shares of YPF carried out by Repsol YPF or YPF be suspended, unless the plaintiff and other beneficiaries of the PPP, organized under the Federation of Former Employees of YPF, are involved or participate in such transactions. We filed an appeal against such decision, requesting that the Preliminary Injunction be revoked. In addition, we requested the recusal of the federal judge of first instance of Bell Ville and the issuance of a preliminary injunction offsetting the effects of the Preliminary Injunction. On March 1, 2011, we were notified that the intervening judge had allowed our appeal, suspending the effects of the Preliminary Injunction. In addition, a preliminary injunction was granted to explicitly allow the free disposition of our shares, provided that Repsol YPF, directly or indirectly continues to own at least 10% of our shares. On December 5, 2011, the Court of Appeals confirmed this preliminary injunction and modified the Preliminary Injunction of the federal judge of first instance of Bell Ville. Both the federal judge of first instance of Bell Ville, on July 21, 2011, and the Court of Appeals, on December 15, 2011, decided in favor of the jurisdiction the federal court in Buenos Aires to resolve this matter. Under the jurisprudence of the Federal Supreme Court of Argentina (upholding numerous decisions of the relevant Courts of Appeals), YPF should not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the Argentine government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP. On April 16, 2014 the Preliminary Injunction in this proceeding was lifted. Further, although the decision was appealed by the claimant, the appeal was conceded without suspending the effects of the decision, thus while there is no contrary decision by the superior tribunal which must decide the appeal, the Preliminary Injunction is not applicable.

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

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital and were declared of public interest and are currently held by the Republic of Argentina, will be assigned as follows:51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with Law 26,741 (the “Expropriation Law”).”

As of the date of this annual report, the transfer of the shares subject to expropriation between National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions.”

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

At a shareholders’ meeting on April 14, 2010, YPF’s shareholders approved an amendment to YPF’s by-laws. Copies of the by-laws, which have been filed as described in “Item 19. Exhibits” in this annual report, are also available at the offices of YPF.

For a detailed description of YPF’s object and purpose, see “Item 4. Information on the Company.” YPF’s object is set forth in Section 4 of its by-laws.

Pursuant to Argentine Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual general or extraordinary shareholders’ meetings in the cases provided by law and whenever they consider appropriate. Shareholders representing not less than 5% of YPF’s capital stock may also request that a shareholders’ meeting be called.

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

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the closing of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the Audit Committee and the election, performance and remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Stock Market Law, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, assets as long as such decision has not been performed in the ordinary course of business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partial or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Notices of meetings

Notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentina newspaper of wide circulation and in the bulletin of the BASE, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for three days at least eight days before the date of the meeting on second call. The above-described notices of shareholders’ meetings may be effected simultaneously for the meeting on second call to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all the shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of shares entitled to vote.

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

Our by-laws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our by-laws, (iii) delisting of our shares from the BASE or NYSE, and (iv) a spin-off by us, when as a result of such spin-off more than 25% of our assets are transferred to the resulting corporations, a majority of the shares representing 75% or more of our voting shares is required, both in first and second call. Our by-laws also establish that in order to approve (i) certain amendments to our by-laws concerning tender offers of shares (as described below), (ii) the granting of certain guarantees in favor of our shareholders, (iii) full stop of refining, commercialization and distribution activities and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, both in first and second call, as is the affirmative vote of the Class A shares, voting at a special meeting of the holders of such shares.

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

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. As of the date of the annual report, our Board of Directors is composed of 18 directors and 8 alternates.

In accordance with our by-laws, the Argentine government, as sole holder of Class A shares, is entitled to elect one director and one alternate.

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

Foreign Investment Legislation

Under the Argentine Foreign Investment Law, as amended, and its implementing regulations (together, referred to as the “Foreign Investment Legislation”), the purchase of shares of an Argentine corporation by an individual or legal entity domiciled abroad or by an Argentine company of “foreign capital” (as defined in the Foreign Investment Legislation) constitutes foreign investment. Currently, foreign investment, other than investments in broadcasting, the purchase of land located in frontier and other security areas by foreigners and limits on the ownership of rural land by foreign individuals or legal entities according to Law No. 26,737, is not restricted, and no prior approval is required to make foreign investments. No prior approval is required in order to purchase Class D shares or ADSs or to exercise financial or corporate rights thereunder.

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

After the passage of the Expropriation Law, at our shareholder’s meeting held on July 17, 2012 a dividend of Ps.303 million (Ps.0.77 per share or ADS) was authorized for payment during 2012. Our strategy provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with such strategy. At our shareholders’ meeting held on April 30, 2013 and its continuation on May 30, 2013, a dividend of Ps. 326 million (Ps. 0.83 per share or ADS) was authorized for payment during August 2013. Furthermore, at the shareholders’ ordinary and extraordinary general meeting held on April 30, 2014 and its continuation on May 21, 2014 a dividend of Ps. 464 million (Ps. 1.18 per share or ADS) was authorized for payment during July 2014. On February 26, 2015, the Board approved to propose to the Shareholders’ meeting the following distribution of profits: (i) allocate the amount of Ps. 120 million to constitute a Reserve for purchasing of own shares, in order to give the opportunity to the Board to acquire own shares at the time it deems appropriate, and comply, during the execution of plans, commitments generated and to generate in the future, (ii) allocate the amount of Ps. 8,410 million to constitute a reserve for investments in terms of Article 70, third paragraph of Argentine Corporation Law No.19,550 (O.T. 1984) , and its amendments, and (iii) allocate the amount of Ps. 503 million to a reserve for the payment of dividends, authorizing the Board to determine the opportunity for its distribution within a period not exceeding the end of 2015.

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77
2013	—	—	0.83	—	0.83
2014	—	—	1.18	—	1.18

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

Under our by-laws, our net income is applied as follows:

•	first, an amount equivalent to at least 5% of net income, plus (less) prior year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital;

•	second, an amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee. See “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors and Supervisory Committee”;

•	third, an amount is segregated to pay dividends on preferred stock, if any; and

•	fourth, the remainder of net income may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves as determined by the shareholders’ meeting.

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

Owners of ADSs are entitled to receive any dividends payable with respect to the underlying Class D shares. Cash dividends are paid to the Depositary in pesos, directly or through BONY, as depositary, although we may choose to pay cash dividends outside Argentina in a currency other than pesos, including U.S. dollars. The deposit agreement provides that the Depositary shall convert cash dividends received by the Depositary in pesos to dollars, to the extent that, in the judgment of the Depositary, such conversion may be made on a reasonable basis, and, after deduction or upon payment of the fees and expenses of the Depositary, shall make payment to the holders of ADSs in U.S. dollars.

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

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Stock Market Law relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make public offering of their securities, such as us, may shorten the period during which preemptive rights may be exercised from 30 to ten days following the publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our by-laws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

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

Class A Veto Rights

Under the by-laws, so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the company; (ii) approve any acquisition of shares by a third party representing more than 50% of the company’s capital; (iii) transfer to third parties all the exploitation rights granted to YPF pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the company’s exploration and production activities; (iv) voluntarily dissolve the company; and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

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

In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition (“Related Party Share Acquisition”), must be carried out in accordance with the provisions described under “—Restrictions on Related Party Share Acquisitions” below. The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Share Acquisition carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders’ meetings.

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

Our Board of Directors shall call a special meeting of the holders of Class A shares to be held ten business days following the receipt of such notice for the purpose of considering the tender offer. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

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

Material Contracts

None.

Exchange Regulations

See “Item 3. Key Information—Exchange Regulations” for information on the monetary and currency exchange control restrictions in effect in Argentina.

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

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as the Company, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (valor patrimonial proporcional), of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by foreclosing on the shares, or by withholding dividends.

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

Estate and gift tax

The Province of Buenos Aires has imposed a tax on the reception of assets through inheritance or gift, effective January 1, 2011. The tax rates vary from 4% to 21.925%, depending on the value of the transferred assets and the relationship between the transferor and the transferee. The transfer of Class D shares or ADSs among residents of the Province of Buenos Aires shall be subject to this tax if other applicable conditions are met.

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

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the United Kingdom and Uruguay. The tax treaty between Argentina and Switzerland had remained in force until January 16, 2012. The new one has been signed but not ratified by their governments. The new tax treaty between Argentina and Spain has been ratified by their governments and is in effect as of January 1, 2013. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

Modifications to the Income Tax Law

On September 23, 2013, Law No. 26,893 introducing modifications to the Income Tax was published in the Official Gazette. The abovementioned modifications are mainly related to the taxability of the income originating for the purchase and sale of shares and the collection of dividends. The scope of the law was clarified by means of the Regulatory Decree 2334. Below is a description of the main modifications introduced by Law No. 26,893:

•	Income originating from the purchase and sale of shares

–	As from its entry into force, any income originated from the disposal of shares, quotas, equity interests, certificates, bonds and other securities shall be taxable regardless of the subject that holds them.

–	However, the income originating from the transfer of those securities listed in the stock exchange or securities market authorized by the CNV, and obtained by undivided state and individuals residing in the country is exempted.

–	The income obtained by overseas beneficiaries originating from the disposal of shares, quotas, equity interests, certificates, bonds and other securities, is also subject to the tax.

–	When ownership corresponds to a subject abroad and the acquirer is also an individual or legal entity abroad, the tax will be borne by the purchaser of the shares, quotas, equity interests or other security.

–	The tax aliquot is 15%. Furthermore, it was established that when income was obtained by a subject abroad, the calculation of the tax, at the option of the taxpayer, shall be performed by using any of the methods detailed below:

•	Applying the 15% aliquot on 90% of the sums paid.

•	Applying the 15% aliquot, on the sum resulting from the deduction of the gross profit paid or credited, the expenses incurred in the country necessary for its obtaining, maintenance and conservation, as well as the deductions admitted by the Income Tax Law.

•	Distribution of Dividends

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

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding Passive foreign investment company rules, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at a maximum rate of 20%. Some Holders may also be subject to a 3.8% net investment surtax. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

If Argentine income tax is withheld on the sale or other taxable disposition of a Class D share or ADS, the amount realized by a U.S. Holder will include the gross amount of the proceeds of the sale or other taxable disposition before deduction of such tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of the Class D share or ADS generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a Class D share or ADS that is subject to Argentine income tax, the U.S. Holder may not be able to benefit from the U.S. foreign tax credit for the tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the Argentine income tax if it does not elect to claim a foreign tax credit for any non-U.S. income taxes paid during the taxable year.

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

Passive foreign investment company rules

YPF believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2014 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of Class D shares or ADSs). Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if YPF were to be treated as a PFIC in a taxable year in which it paid a dividend or the prior taxable year, the 20% dividend rate discussed above with respect to dividends paid by qualified foreign corporations to certain non-corporate holders would not apply.

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

Certain U.S. Holders may be required, generally on IRS Form 8938, to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for stock held in certain accounts maintained by a U.S. financial institution, such as our ADSs). A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of Class D shares or ADSs.

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

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2014, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

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

The annual rate of devaluation of the Argentine peso was approximately 31.1% considering the period-end exchange rates for U.S. dollars as of December 31, 2014 and 2013. See “Item 5. Operating and Financial Review and Prospects—Macroeconomic Conditions” for additional information. The main effects of a devaluation of the Argentine Peso on our net income are those related to the accounting of deferred income tax related mainly to fixed assets, which we expect would have a negative effect; current income tax which we expect would have a positive effect; increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

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

Interest rate exposure

The table below provides information about our assets and liabilities as of December 31, 2014 that may be sensitive to changes in interest rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.”

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	1,266	—	—	—	—	—	1,626	1,626
Interest rate	4.82%- 22.02%
Variable rate
Other Receivables	1,865	19	19	19	—	—	1,921	1,921
Interest rate	CER(1)+8%/ 13,83%- 25,22%	CER(1)+8%	CER(1)+8%	CER(1)+8%
Liabilities
YPF’s Negotiable Obligations	682	5,492	1,047	6,338	103	8,665	22,327	20,529
Interest rate	0.1%- 8.875%	2%-8.875%	1.29%-3.5%	3.5%-8.875%	3.5%	3.5%-10%
Other debt	8,148	570	262	170	153	—	9,303	9,314
Interest rate	2-28%	2-26%	2-26%	2-26%	2-26%
Variable rate
YPF’s Negotiable Obligations	2,289	1,510	2,769	2,039	2.574	2.791	13,973	13,973
Interest rate	BADLAR(2) +4 / LIBOR +7.5%	BADLAR(2) +3.2 + 4% / LIBOR+7.5%	BADLAR(2) + 4.25% / LIBOR +7.5%	BADLAR(2) + 4.25%-+4.75% / LIBOR +7.5%	BADLAR(2) +3. 5%	BADLAR(2) + 2.25%

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 –5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Other debt	1,416	1,063	279	254	—	—	3,012	3,012
Interest rate	Libor +4- 7.25%/ BADLAR(2) +4%	Libor +4- 7.25%/ BADLAR(2) +4%	Libor +4- 7.25%/ BADLAR(2) +4%	Libor +4-4.5%/ BADLAR(2) +4%

(1)	Coeficiente de Estabilización de Referencia (CER) is a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.
(2)	Refers to the average interest rate that banks pay for deposits of more than Ps. 1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging instruments. For information on our hydrocarbons delivery commitments as of December 31, 2014, see “Item 4. Information on the Company—Exploration and Production—Delivery commitments.”

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

In 2014, the Depositary made no direct or indirect payments to YPF.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2014, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages.

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

Our Board of Directors determined that Héctor W. Valle is an Audit Committee Financial Expert at the meeting held on April 30, 2014. YPF believes that Mr. Valle possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Valle is an independent director.

ITEM 16B.	Code of Ethics

YPF has adopted a Code of Ethics and Conduct (“Code of Ethics”) applicable to all employees of YPF and the Board of Directors, which was most recently amended effective August 22, 2014. Since January 1, 2014, we have not waived compliance with the Code of Ethics. A copy of our Code of Ethics is filed as an Exhibit to this annual report. YPF undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics.

The principal changes adopted in the new Code of Ethics include the implementation of an ethics hotline” to receive complaints regarding the lack of fulfilment of the Code of Ethics, the creation of an ethics committee that will consider, complaints received, the appointment of an ethics officer who will conduct investigations, the incorporation of restrictions on trading YPF securities for the officers and those others to whom the Code of Ethics is applicable.

A copy of the Code of Ethics can be requested in writing by telephone or facsimile from us at the following address:

YPF S.A.

Office of Shareholders Relations

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

Tel. (011-54-11) 5441-3500

Fax (011-54-11) 5441-3726

ITEM 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates by type of service rendered for the periods indicated.

	2014		2013		2012
Services Rendered	Fees	Expenses	Fees	Expenses	Fees	Fees
	(in thousands of pesos)
Audit Fees	30,156	651	18,943	295	13,988	188
Audit-Related Fees(1)	3,646	—	455	—	686	66
Tax Fees	666	—	85	—	—	—
All Other Fees	170	—	288	—	389	—

	34,637	651	19,771	295	15,063	254

(1)	Includes the fees for the issuance of agreed upon procedures reports.

The annual shareholders’ meeting of YPF appoints the external auditor of YPF, along with the Audit Committee’s non-binding opinion, which is submitted for consideration to the annual shareholders’ meeting.

The Audit Committee of YPF has a pre-approval policy regarding the contracting of YPF’s external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to YPF or any of its subsidiaries.

The pre-approval policy is as follows:

1.	The Audit Committee must pre-approve all audit and non-audit services to be provided to YPF or any of its subsidiaries by the external auditor (or any of its affiliates) of YPF.

2.	The Chairman of the Audit Committee has been delegated the authority to approve the hiring of YPF’s external auditor (or any of its affiliates) without first obtaining the approval of the Audit Committee for any of the services which require pre-approval as described in (1) above.

Services approved by the Chairman of the Audit Committee as set forth above must be ratified at the next plenary meeting of the Audit Committee.

All of the services described in the table above were approved by the Audit Committee of YPF.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Prices Paid per Share (Ps per share)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Ps. Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)

January 2014	—	—	—	—

February 2014	—	—	—	—

March 2014	—	—	—	—

April 2014	—	—	—	—

May 2014	—	—	—	—

June 2014	—	—	—	200,000,000

June 2014 (from 13/06/2014 to 30/06/2014)	183,814	289.74	183,814	146,742,307

July 2014 (from 3/07/2014 to 31/07/2014)	286,338	330.73	286,338	52,040,641

August 2014 (from 01/08/2014 to 22/08/2014)	157,552	314.09	157,552	2,554,454

September 2014	—	—	—	2,554,454

October 2014 (15/10/2014)	6,500	390.02	6,500	19,318

November 2014

December 2014	—	—	—	—

(a)	The Board of Directors, at its meeting held on June 11, 2014, approved a Stock Compensation Plan for employees, which allows YPF to repurchase its shares on the BASE and NYSE for an aggregate amount of up to Ps. 200 million.

See Note 1.b.10.iii to the Audited Consolidated Financial Statements.

ITEM 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2014, 2013 and 2012 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Compliance with New York Stock Exchange Listing Standards on Corporate Governance.”

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this annual report:

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Comprehensive Income of YPF S.A. for the years ended December 31, 2014, 2013 and 2012	F-8
Consolidated Balance Sheets of YPF S.A. as of December 31, 2014, 2013 and 2012	F-7
Consolidated Statements of Cash Flow of YPF S.A. for the years ended December 31, 2014, 2013 and 2012	F-11
Consolidated Statements of Changes in Shareholders’ Equity of YPF S.A. for the years ended December 31, 2014, 2013 and 2012	F-9
Notes to the Audited Consolidated Financial Statements of YPF S.A. for the years ended December 31, 2014, 2013 and 2012	F-12

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version) *

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version) **

11.1	Code of Ethics

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13.1	Section 906 Certification

23.1	Consent of DeGolyer and MacNaughton

99.1(a)	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of September 30, 2014, dated March 3, 2015.

99.1(b)	Reserves Audit Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2014, dated March 3, 2015.

99.1(c)	Third Party Reserves Estimate Report of DeGolyer and MacNaughton for YPF S.A. as of December 31, 2014, dated March 3, 2015.

99.1(d)	Reserves Audit Report of DeGolyer and MacNaughton for Maxus Energy Corporation as of December 31, 2014, dated January 14, 2015.

*	Filed as Exhibit 1.1 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
**	Filed as Exhibit 1.2 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Daniel Gonzalez
Name: Daniel Gonzalez
Title: Chief Financial Officer

Dated: March 30, 2015

Consolidated Financial Statements

as of December 31, 2014

and Comparative Information

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated balance sheets of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2014, 2013 and 2012, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2015, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina

March 30, 2015

Deloitte & Co. S.A.

/s/ Guillermo D. Cohen

Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled companies as of and for the year ended December 31, 2014 and our report dated March 30, 2015 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires City, Argentina

March 30, 2015

Deloitte & Co. S.A.

/s/ Guillermo D. Cohen

Partner

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEAR NUMBER 38

BEGINNING ON JANUARY 1, 2014

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

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

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of December 31, 2014

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	Note	2014	2013	2012
Noncurrent Assets
Intangible assets	2.f	4,393	2,446	1,492
Fixed assets	2.g	156,930	93,496	56,971
Investments in companies	2.e	3,177	2,124	1,914
Deferred income tax assets	10	244	34	48
Other receivables and advances	2.c	1,691	2,927	1,161
Trade receivables	2.b	19	54	15

Total noncurrent assets		166,454	101,081	61,601

Current Assets
Inventories	2.d	13,001	9,881	6,922
Other receivables and advances	2.c	7,170	6,506	2,635
Trade receivables	2.b	12,171	7,414	4,044
Cash and equivalents	2.a	9,758	10,713	4,747

Total current assets		42,100	34,514	18,348

Total assets		208,554	135,595	79,949

Shareholders’ equity
Shareholders’ contributions		10,400	10,600	10,674
Reserves, other comprehensive income and retained earnings		62,230	37,416	20,586

Shareholders’ equity attributable to the shareholders of the parent company		72,630	48,016	31,260
Non-controlling interest		151	224	—

Total shareholders’ equity (per corresponding statements)		72,781	48,240	31,260

Noncurrent Liabilities
Provisions	2.j	26,564	19,172	10,663
Deferred income tax liabilities	10	18,948	11,459	4,685
Other taxes payable		299	362	101
Salaries and social security		—	8	48
Loans	2.i	36,030	23,076	12,100
Accounts payable	2.h	566	470	162

Total noncurrent liabilities		82,407	54,547	27,759

Current Liabilities
Provisions	2.j	2,399	1,396	820
Income tax liability		3,972	122	541
Other taxes payable		1,411	1,045	920
Salaries and social security		1,903	1,119	789
Loans	2.i	13,275	8,814	5,004
Accounts payable	2.h	30,406	20,312	12,856

Total current liabilities		53,366	32,808	20,930

Total liabilities		135,773	87,355	48,689

Total liabilities and shareholders’ equity		208,554	135,595	79,949

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1.b.1)

	Note	2014	2013	2012
Revenues	2.k	141,942	90,113	67,174
Cost of sales	2.k	(104,492)	(68,094)	(50,267)

Gross profit		37,450	22,019	16,907

Selling expenses	2.k	(10,114)	(7,571)	(5,662)
Administrative expenses	2.k	(4,530)	(2,686)	(2,232)
Exploration expenses	2.k	(2,034)	(829)	(582)
Other (expense) income, net	2.k	(1,030)	227	(528)

Operating income		19,742	11,160	7,903
Income on investments in companies	5	558	353	114
Financial income (expense), net:
Gains (losses) on assets
Interests		1,326	924	198
Exchange differences		(2,490)	(2,175)	(337)
(Losses) gains on liabilities
Interests		(7,336)	(3,833)	(1,557)
Exchange differences		10,272	7,919	2,244

Net income before income tax		22,072	14,348	8,565
Current Income tax	10	(7,323)	(2,844)	(2,720)
Deferred income tax	10	(5,900)	(6,425)	(1,943)

Net income for the year		8,849	5,079	3,902
Net income for the year attributable to:
– Shareholders of the parent company		9,002	5,125	3,902
– Non-controlling interest		(153)	(46)	—
Earnings per share attributable to shareholders of the parent company basic and diluted	9	22.95	13.05	9.92
Other comprehensive income
Actuarial gains (losses) – Pension Plans(2)		25	6	18
Translation differences from investments in companies(3)		(677)	(416)	(198)
Translation differences from YPF S.A.(4)		16,928	12,441	4,421

Total other comprehensive income for the year(1)		16,276	12,031	4,241

Total comprehensive income for the year		25,125	17,110	8,143

(1)	Entirely assigned to the parent company’s shareholders.
(2)	Immediately reclassified to retained earnings.
(3)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(4)	Will not be reversed to net income.

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for the amounts per share expressed in pesos – Note 1.b.1)

		Shareholders’ contributions										Reserves							Equity attributable to
		Subs- cribed capital	Adjust- ment to contri- butions	Trea- sury shares	Adjust- ment to treasury shares	Share - based benefit plans		Acqui- sition cost of treasury shares	Share trading Pre- mium	Issuance pre- mium	Total	Legal	Future divi- dends	Invest- ments	Purchase of treasury shares	Initial IFRS adjust- ment	Other compre- hensive income	Retai- ned earn- ings	Parent com- pany’s share- holders	Non- cont- rolling interest	Total share- holders’ equity
Balances as of December 31, 2011		3,933	6,101	—	—	—		—	—	640	10,674	2,007	1,057	—	—	—	1,864	7,818	23,420	—	23,420
As decided by General Ordinary Shareholders’ meeting of July 17, 2012:
-	Reversal of Reserve for future dividends	—	—	—	—	—		—	—	—	—	—	(1,057)	—	—	—	—	1,057	—	—	—
-	Appropriation to Reserve for investments	—	—	—	—	—		—	—	—	—	—	—	5,751	—	—	—	(5,751)	—	—	—
-	Appropriation to Reserve for future dividends	—	—	—	—	—		—	—	—	—	—	303	—	—	—	—	(303)	—	—	—
As decided by the Board of Directors’ meeting of November 6, 2012:
-	Cash dividends (0.77 per share)	—	—	—	—	—		—	—	—	—	—	(303)	—	—	—	—	—	(303)	—	(303)
Other comprehensive income for the year		—	—	—	—	—		—	—	—	—	—	—	—	—	—	4,241	—	4,241	—	4,241
Actuarial gains reclassification – Pension Plans		—	—	—	—	—		—	—	—	—	—	—	—	—	—	(18)	18	—	—	—
Net income		—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	3,902	3,902	—	3,902

Balances as of December 31, 2012		3,933	6,101	—	—	—		—	—	640	10,674	2,007	—	5,751	—	—	6,087	6,741	31,260	—	31,260

Purchase of treasury shares		(12)	(19)	12	19	—		(120)	—	—	(120)	—	—	—	—	—	—	—	(120)	—	(120)
Accrual of share-based benefit plans		—	—	—	—	81	(2)	—	—	—	81	—	—	—	—	—	—	—	81	—	81
Settlement of share-based benefit plans (3)		3	5	(3)	(5)	(41)		10	(4)	—	(35)	—	—	—	—	—	—	—	(35)	—	(35)
Acquisition of GASA (Note 13)		—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	178	178
YPF Tecnología S.A. non-controlling capital contributions		—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—	92	92
As decided by the General Ordinary Shareholders’ meeting of April 30, 2013
-	Appropriation to reserve for investments	—	—	—	—	—		—	—	—	—	—	—	2,643	—	—	—	(2,643)	—	—	—
-	Appropriation to reserve for future dividends	—	—	—	—	—		—	—	—	—	—	330	—	—	—	—	(330)	—	—	—
-	Appropriation to reserve for share-based employee benefit plans	—	—	—	—	—		—	—	—	—	—	—	—	120	—	—	(120)	—	—	—
-	Appropriation to special reserve for IFRS initial adjustment	—	—	—	—	—		—	—	—	—	—	—	—	—	3,648	—	(3,648)	—	—	—
As decided by the Board of Directors’ meeting of August 9, 2013
-	Cash dividends (0.83 per share)	—	—	—	—	—		—	—	—	—	—	(326)	—	—	—	—	—	(326)	—	(326)
Other comprehensive income for the year		—	—	—	—	—		—	—	—	—	—	—	—	—	—	12,031	—	12,031	—	12,031
Actuarial gains reclassification – Pension Plan		—	—	—	—	—		—	—	—	—	—	—	—	—	—	(6)	6	—	—	—
Net income		—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	5,125	5,125	(46)	5,079

Balances as of December 31, 2013		3,924	6,087	9	14	40		(110)	(4)	640	10,600	2,007	4	8,394	120	3,648	18,112	5,131	48,016	224	48,240

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except for the amounts per share expressed in pesos – Note 1.b.1)

		Shareholders’ contributions									Reserves								Equity attributable to
		Subs- cribed capital	Adjust- ment to contri- butions	Trea- sury shares	Adjust- ment to treasury shares	Share - based benefit plans	Acqui- sition cost of treasury shares	Share trading Pre- mium	Issua- nce Pre- mium	Total	Legal	Future divi- dends	Invest- ments	Purch- ase of treasury shares	Initial IFRS adjust- ment	Other compre- hensive income		Retai- ned earn- ings	Parent com- pany’s share- holders	Non- cont- rolling interest	Total share- holders’ equity
Balances as of December 31, 2013		3,924	6,087	9	14	40	(110)	(4)	640	10,600	2,007	4	8,394	120	3,648	18,112		5,131	48,016	224	48,240
Purchase of treasury shares		(6)	(10)	6	10	—	(200)	—	—	(200)	—	—	—	—	—	—		—	(200)	—	(200)
Settlement of share-based benefit plans (3)		4	6	(4)	(6)	(69)	—	(11)	—	(80)	—	—	—	—	—	—		—	(80)	—	(80)
Accrual of share-based benefit plans		—	—	—	—	80	—	—	—	80	—	—	—	—	—	—		—	80	—	80
YPF Tecnologia S.A. non- controlling capital contributions		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		—	—	80	80
As decided by the General Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014:
-	Appropriation to reserve for investments	—	—	—	—	—	—	—	—	—	—	—	4,460	—	—	—		(4,460)	—	—	—
-	Appropriation to reserve for share-based employee benefit plans	—	—	—	—	—	—	—	—	—	—	—	—	200	—	—		(200)	—	—	—
-	Appropriation to reserve for future dividends	—	—	—	—	—	—	—	—	—	—	465	—	—	—	—		(465)	—	—	—
As decided by the Board of Directors’ meeting of June 11, 2014:
-	Cash dividends (1.18 per share)	—	—	—	—	—	—	—	—	—	—	(464)	—	—	—	—		—	(464)	—	(464)
Other comprehensive income for the year		—	—	—	—	—	—	—	—	—	—	—	—	—	—	16,276		—	16,276	—	16,276
Actuarial gains reclassification Pension Plan of investments in affiliated companies		—	—	—	—	—	—	—	—	—	—	—	—	—	—	(25)		25	—	—	—
Net income		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		9,002	9,002	(153)	8,849

Balances as of December 31, 2014		3,922	6,083	11	18	51	(310)	(15)	640	10,400	2,007	5	12,854	320	3,648	34,363	(1)	9,033	72,630	151	72,781

(1)	Includes 35,764 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,401) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to dollar, as detailed in Note 1.b.1.
(2)	Includes 38 corresponding to long-term benefit plans as of December 31, 2012, which were converted to share-based benefit plans (see Note 1.b.10) and 43 corresponding to the accrual of share-based benefit plans for the year ended December 31, 2013.
(3)	Net of employees income tax withholding related to the share-based benefit plans.

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos – Note 1.b.1)

	2014	2013	2012
Cash flows from operating activities
Net income	8,849	5,079	3,902
Adjustments to reconcile net income to cash flows provided by operating activities:
Income on investments in companies	(558)	(353)	(114)
Depreciation of fixed assets	19,936	11,236	8,129
Amortization of intangible assets	469	197	152
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions	4,041	2,336	1,170
Income tax	13,223	9,269	4,663
Net increase in provisions	5,561	3,272	2,207
Exchange differences, interest and other (1)	(2,116)	(3,551)	(1,660)
Share-based benefit plan	80	81	—
Accrued insurance	(2,041)	(1,956)	—
Changes in assets and liabilities:
Trade receivables	(3,824)	(2,627)	(517)
Other receivables and advances	248	(1,332)	22
Inventories	(244)	(732)	(81)
Accounts payable	5,067	3,243	1,857
Other taxes payables	218	272	374
Salaries and social security	727	253	262
Decrease in provisions from payment	(1,974)	(713)	(1,406)
Dividends from investments in companies	299	280	388
Proceeds from collection of lost profit insurance	1,689	—	—
Income tax payments	(3,496)	(3,290)	(2,047)

Net cash flows provided by operating activities	46,154	20,964	17,301

Cash flows used in investing activities(2)
Acquisition of fixed assets and intangible assets	(50,213)	(27,639)	(16,403)
Capital contributions to investments in companies	(106)	(20)	—
Proceeds from sale of fixed and intangible assets (Notes 11.c and 13, respectively)	2,060	5,351	—
Acquisition of participation in joint operations	(861)	—	—
Acquisition of subsidiaries net of acquired cash and equivalents	(6,103)	107	—
Proceeds from collection of damaged property’s insurance	1,818	—	—

Net cash flows used in investing activities	(53,405)	(22,201)	(16,403)

Cash flows used in financing activities
Payments of loans	(13,320)	(6,804)	(28,253)
Payments of interest	(5,059)	(2,696)	(920)
Proceeds from loans	23,949	16,829	32,130
Dividends paid	(464)	(326)	(303)
Purchase of treasury shares	(200)	(120)	—
Non-controlling capital contributions	80	96	—

Net cash flows provided by financing activities	4,986	6,979	2,654

Translation differences generated by cash and equivalents	1,310	224	83

Net (decrease) increase in cash and equivalents	(955)	5,966	3,635

Cash and equivalents at the beginning of year	10,713	4,747	1,112
Cash and equivalents at the end of year	9,758	10,713	4,747

Net (decrease) increase in cash and equivalents	(955)	5,966	3,635

COMPONENTS OF CASH AND EQUIVALENTS AT THE END OF YEAR
- Cash	6,731	4,533	950
- Other financial assets	3,027	6,180	3,797

TOTAL CASH AND EQUIVALENTS AT THE END OF YEAR	9,758	10,713	4,747

(1)	Does not include translation differences generated by cash and equivalents, which is exposed separately in the statement.
(2)	The main investing activities that have not affected cash and equivalents correspond to unpaid acquisitions of fixed assets and concession extension easements not paid for 7,567, 5,604 and 3,325 as of December 31, 2014, 2013 and 2012, respectively, increases related to hydrocarbon wells abandonment obligation costs for (268), 4,357 and (276) as of December 31, 2014, 2013 and 2012, respectively, capital contributions in kind for 342 and 133 as of December 31, 2014 and 2013, respectively, and transfer of interest in areas as of December 31, 2014 for 325.

Notes 1 to 15 and the accompanying exhibits I, II and III are an integral part of these statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

1. CONSOLIDATED FINANCIAL STATEMENTS

1.a) Presentation Basis

–	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF”) and its controlled companies (hereinafter and all together, the “Group” or the “Company”) for the year ended December 31, 2014 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

The amounts and other information corresponding to the years ended on December 31, 2013 and 2012 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these statements.

If applicable, the comparative balances have been reclassified to unify disclosure criteria.

–	Criteria adopted by YPF in the transition to IFRS

At the date of the transition to IFRS (January 1, 2011, hereinafter the “transition date”), the Company has followed the following criteria in the context of the alternatives and exemptions provided by IFRS 1 “First-Time Adoption of International Financial Reporting Standards”:

I.	Fixed assets and intangible assets have been measured at the transition date at the functional currency defined by the Company according to the following basis:

a)	Assets as of the transition date which were acquired or incorporated before March 1, 2003, date on which General Resolution No. 441 of the CNV established the discontinuation of the remeasurement of financial statements in constant pesos: the value of these assets measured according to the accounting standards outstanding in Argentina before the adoption of IFRS (hereinafter the “Previous Argentine GAAP”) have been adopted as deemed cost as of March 1, 2003 and remeasured into U.S. dollars using the exchange rate in effect on that date;

b)	Assets as of the transition date which were acquired or incorporated subsequently to March 1, 2003: have been valued at acquisition cost and remeasured into U.S. dollars using the exchange rate in effect as of the date of incorporation or acquisition of each asset.

II.	The cumulative translation differences generated by investments in foreign companies as of the transition date were reclassified to retained earnings. Under previous Argentine GAAP, these differences were recorded under shareholders’ equity as deferred earnings.

The effect arising from the initial application of IFRS, considering the mentioned criteria has been recorded in the “Initial IFRS adjustment reserve” account within Shareholders’ equity. See additionally Note 1.b.17).

–	Use of estimations

The preparation of the consolidated financial statements in accordance with IFRS, which is YPF’s Board of Directors’ responsibility, require certain accounting estimates to be made and the Board of Directors and Management to make judgments when applying accounting standards. Areas of greater complexity or that require further judgment, or those where assumptions and estimates are significant, are detailed in Note 1.c) “Accounting Estimates and Judgments”.

–	Consolidation policies

a)	General criteria

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

In the consolidation process, balances, transactions and profits between consolidated companies and joint operations have been eliminated.

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

YPF, directly and indirectly, holds approximately 100% of capital of the consolidated companies with the exception of the indirect holdings in MetroGAS S.A. (“MetroGAS”) and YPF Tecnología S.A. (“YPF Tecnología”). In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

b)	Business combinations

As detailed in Note 13, on February 12, 2014, YPF and its subsidiary YPF Europe B.V. accepted the offer made by Apache Overseas Inc. and Apache International S.à.r.l. for the acquisition of 100% of its interest in companies controlling Apache Group’s assets in Argentina completing the precedent conditions set forth in that agreement on March 13, 2014 (take over control date). Additionally, during the second quarter of 2013 the Company obtained control over Gas Argentino S.A. (“GASA”), parent company of MetroGAS, and as from August, 2013, over YPF Energía Eléctrica S.A. (“YPF Energía Eléctrica”), a company resulting from the spin-off of Pluspetrol Energy S.A.

The Company has consolidated the results of operations of Apache Group (hereinafter YSUR), GASA, and consequently of its subsidiaries, and of YPF Energía Eléctrica as from the moment in which it obtained control over such companies. The accounting effects of the above mentioned transactions, which include the purchase price allocation to the assets and liabilities acquired, are disclosed in Note 13.

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

Reporting Currency

According to General Resolution No. 562 of the CNV, the Company must file its financial statements in pesos. Accordingly, the financial statements prepared by YPF in its functional currency have to be translated into reporting currency, following the criteria described below:

–	Assets and liabilities of each balance sheet presented are translated at the closing exchange rate outstanding at the date of each balance sheet presented;

–	Items of the statement of comprehensive income are translated at the exchange rate prevailing at the date of each transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate of each month); and

–	The exchange differences resulting from this process are reported in “Other comprehensive income”.

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

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargin method) due to the difficulty for distributing the production costs to each product.

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

The main intangible assets of the Company are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions (see Note 2.f). These assets are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Company recognizes exploration rights as intangible assets, which are valued at their cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost considering the criteria adopted by the Company in the transition to IFRS (see Note 1.a), net of the related depreciation and impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. Management reviews annually the mentioned estimated useful life.

The Company has no intangible assets with indefinite useful lives as of December 31, 2014, 2013 and 2012.

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

Under the provisions of IFRS 11, “Joint Arrangements”, and IAS 28 (2011), “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “Joint Arrangement”) shall be classified as either a Joint Operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the Joint Arrangement) or a Joint Venture (when the parties that have joint control have rights to the net assets of the Joint Arrangement). Considering such classification, Joint Operations shall be proportionally consolidated and Joint Ventures shall be accounted for under the equity method.

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

Investments in companies have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies and Joint Operations used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by affiliated companies have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of affiliated companies whose functional currency is different from the presentation currency are translated using the procedure set out in Note 1.b.1).

Investments in companies in which the Company has no joint control or significant influence, have been valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Accounts payable” account.

The carrying value of the investments in companies does not exceed their estimated recoverable value.

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

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS No 37, “Provisions, contingent liabilities and contingent assets” (see Notes 3 and 11).

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

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Company compares their carrying value with their recoverable value at the end of each year, or more frequently, if there are indicators that the carrying amount of an asset may not be recoverable. In order to assess impairment, assets are grouped into cash-generating units (“CGUs”), whereas the asset does not generate cash flows that are independent of those generated by other assets or CGUs, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, and specifically in terms of assets corresponding to the Upstream, they have been grouped into six CGUs (one of them grouping the assets of fields with oil reserves, and three units that group assets of fields with reserves of natural gas of YPF S.A. considering the country’s basins -Neuquina, Noroeste and Austral basins- and two of them grouping the assets of fields with reserves of natural gas of YSUR Neuquina and Austral), which are the best reflect of how the Company currently manage them in order to generate independent cash flows. The remaining assets are grouped at the Downstream CGU which mainly includes the assets assigned to the refining of crude oil (or that complement such activity) and marketing of such products, in MetroGAS CGU which includes assets related to the distribution of natural gas and in YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

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

There were no impairment charges or reversals for the years ended on December 31, 2014, 2013 and 2012.

1.b.9) Methodology used in the estimation of recoverable amounts

–	Company’s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost.

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

1.b.10) Pension plans and other similar obligations

i. Retirement plan:

Effective March 1, 1995, YPF and certain subsidiaries have established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation and YPF will pay an amount equal to that contributed by each member.

The plan members will receive from YPF and certain subsidiaries the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. Such companies have the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 49, 42 and 41. for the years ended December 31, 2014, 2013 and 2012, respectively.

ii. Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and are paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 781, 466 and 372 for the years ended December 31, 2014, 2013 and 2012, respectively.

iii. Share-based benefit plan:

From the year 2013, YPF has decided to implement share-based benefits plans. These plans cover certain executive and management positions and key personnel with critical technical knowledge. The above mentioned plans are aimed at aligning the performance of executives and key technical staff with the objectives of the strategic plan of the Company.

These plans are to give participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution. During the year 2013, the implementation of these plans has included the conversion of certain long term compensation plans existing to date of implementation. Consequently, during the month of June 2013, the Company has converted these existing plans to new share-based schemes, reversing a liability of 38 corresponding to existing plans as of December 31, 2012.

Consistent with share-based benefit plans approved in 2013, the Board of Directors at its meeting held on June 11, 2014, approved the creation of a new share-based benefit plan 2014-2016, which will be valid for three years from July 1, 2014 (grant date), with similar characteristics to those of the 2013-2015 plan.

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

The amounts recognized in net income in relation with the share-based plans previously mentioned, which are disclosed according to their nature, amounted to 80 and 43 for the years ended on December 31, 2014 and 2013 respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended on December 31, 2014 and 2013 is as follows:

Plan 2013-2015

	2014	2013
Amount at beginning of year	1,289,841	—
- Granted	—	1,769,015
- Settled	(563,754)	(479,174)
- Expired	(31,072)	—

Amount at the end of year(1)	695,015	1,289,841

Expense recognized during the year	53	43
Fair value of shares on grant date (in dollars)	14.75	14.75

(1)	The average remaining life of the plan is between 10 and 22 months as of December 31, 2014 and between 10 and 34 months as of December 31, 2013.

Plan 2014-2016

2014
Amount at beginning of year	—
- Granted	356,054
- Settled	—
- Expired	—

Amount at the end of year(1)	356,054

Expense recognized during the year	27
Fair value of shares on grant date (in dollars)	33.41

(1)	The average remaining life of the plan is between 10 and 30 months as of December 31, 2014.

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

1.b.11) Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

–	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

–	the Company does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

–	the amount of revenue can be measured reliably;

–	it is probable that the economic benefits associated with the transaction will flow to the Company; and

–	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Grants for capital goods

Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bonus, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Company recognizes such incentive when the formal requirements established by Decrees No. 379/01, 1551/01, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received.

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

The table below details information related to the construction contracts as of December 31, 2014, 2013 and 2012:

		Contracts in progress
	Revenues of the year	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2014	419	418	—	—

2013	312	2,359	368	—

2012	684	889	122	—

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

1.b.14) Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 4.

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

For the years ended December 31, 2013 and 2012, the amounts determined for YPF as current income tax were higher than tax on minimum presumed income and they were included in the “Income tax” account of the statement of comprehensive income.

Additionally, YPF estimates that in the current year, the amount to determine as tax liability for income tax will be higher than the tax on minimum presumed income; therefore it has not recorded any charge for this item.

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

Law No. 25,561 on Public Emergency and Exchange System Reform (“Public emergency law”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013, published on January 3, 2013 and the Resolution No. 803/2014 published on October 21, 2014 from the Ministry of Economy and Public Finance, modified the reference and floor prices.

Resolution No. 1,077/2014 dated on December 29, 2014 repealed Resolution No. 394/2007 and amended and established a new withholding system based on the International Price of crude oil (“IP”), calculated on the basis of the “Brent value” applicable to the export month minus eight dollars per barrel

(US$ 8.0 per barrel). The new regime establishes a general nominal rate of 1% while IP is below US$ 71 per barrel. Additionally, the Resolution establishes an increasing variable rate for export of crude oil while IP is above US$ 71 per barrel; therefore, the producer will collect a maximal value of about US$ 70 per exported barrel, depending on the quality of crude oil sold. Likewise, the Resolution establishes a variable increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum derivatives when IP exceeds US$ 71 per barrel by using formulas allowing the producer to collect a portion of such higher price.

Furthermore, in March 2008, Resolution No. 127/2008 of the MEP increased the natural gas export withholding rate to 100% of the highest price from any natural gas import contract. This resolution has also established a variable withholding system applicable to liquefied petroleum gas, similar to the one established by the Resolution No. 394/2007.

1.b.17) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations.

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

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Note 4).

Considering the CNV regulations RG 562, the distribution of retained earnings is restricted by the balance of this account.

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

Legal reserve

In accordance with the provisions of Law No. 19,550, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2014, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 4.

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

The standards and interpretations or amendments of them, published by the IASB and adopted or in process to be adopted by the Federation of Professional Councils in Economic Sciences and the CNV, that are not in force because their effective date is subsequent to December 31, 2014 and that are not applied in advance to the effective date by the Company are the following:

IFRS 9 “Financial Instruments”

In July 2014, IASB introduced an amendment to supersede IAS 39. The standard includes the requirements for classification and measurement, impairment and hedge accounting of financial instruments. It is effective for fiscal years beginning on or after January 1, 2018 with early application permitted.

IAS 19 “Employee Benefits”

In November 2013, IASB issued an amendment to IAS 19, to simplify the accounting on employees’ contribution or third party to the defined benefit plans, allowing recognition of the aforementioned contribution as a reduction in the service cost in the period in which the related service was rendered rather than recognizing it at the service period.

In September 2014, as part of their annual cycle of improvements to IFRS, IASB introduced an amendment clarifying that high-quality corporate bond used to estimate the discount rate for post-employment benefits should be denominated in the same currency as benefits payable.

Annual improvements cycle to IFRS

On September 2014, IASB issued two documents with amendments to IFRS which are effective for fiscal years beginning on or after July 1, 2016, with early application permitted.

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

In May 2014, IASB amended IAS 16 and IAS 38 clarifying the depreciation and amortization accepted methods. It is effective for fiscal years beginning on or after 2016.

IFRS 11 “Joint Arrangements”

In May 2014, IASB amended IFRS 11 in order to establish that acquisitions of participations in joint operations whose activities constitute a business as defined by IFRS 3, apply the accounting principles set out in this standard. It is effective for fiscal years beginning on or after January 1, 2016, with the early application permitted.

IFRS 15 “Revenue from contracts with customers”

In May 2014, IASB issued IFRS 15 which will supersede the application of IAS 11,18 and IFRIC 13, 15, 18 and SIC 31, beginning on or after 2017, with early application permitted.

IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Venture”

In September 2014, IASB modified IFRS 10 and IAS 28 to clarify that in transactions involving a subsidiary, the degree of profit or loss to be recognized in the financial statements depends on if the subsidiary sold or contributed constitute or not a business according to IFRS 3. It is applicable to the fiscal years beginning in 2016 or thereafter, with early application permitted.

The Company is analysing the impact of the adoption of these amendments and new standards.

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

In addition to the hydrocarbon wells abandonment legal obligation for 18,463 as of December 31, 2014, the Company has accrued 2,414 corresponding to environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Company’s future results of operations.

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

In addition, the table below details the classes of financial instruments of the Company classified in accordance to IFRS 9:

	2014	2013	2012
Financial Assets
At amortized cost
Cash and equivalents (1)	8,223	8,691	3,870
Other receivables and advances (1)	3,096	4,018	1,392
Trade receivables (1)	12,190	7,468	4,059
At fair value through profit or loss
Cash and equivalents (2)	1,535	2,022	877

Financial Liabilities
At amortized cost
Accounts payable (1)	30,843	20,655	13,014
Loans (3)	49,305	31,890	17,104
Provisions (1)	718	485	416

(1)	Fair value does not differ significantly from their book value.
(2)	Corresponds to investments in mutual funds with price quotation. The fair value was determined based on unadjusted quoted prices (Level 1) in the markets where those financial instruments trade. The net gains (losses) for the years ended December 31, 2014, 2013 and 2012 for these instruments are disclosed as “Interest on assets” in the Statements of Comprehensive Income.
(3)	Their fair value, considering unadjusted quoted prices (Level 1) for Negotiable Obligations and interest rates offered to the Company (Level 3) for the other financial loans, at the end of the year, as appropriate, amounted to 53,108, 33,784 and 17,238 as of December 31, 2014, 2013 and 2012, respectively.

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

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Company’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2014:

	Appreciation (+) / depreciation (-) of exchange rate of peso against dollar	December 31, 2014
Impact on net income before income tax corresponding to financial assets and liabilities	+10% -10%	1,492 (1,492)

Interest Rate Risk

The Company is exposed to the risk associated with fluctuations in the interest rates which depend on the currency and maturity date of its loans or of the currency it has invested in financial assets.

The Company’s short-term financial liabilities as of December 31, 2014 include negotiable obligations, pre-financing of exports and imports’ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial liabilities include negotiable obligations and financial loans with local and international financial institutions. Approximately 65% (32,185) of the total of the financial loans of the Company is denominated in U.S. dollars and the rest in Argentine pesos, as of December 31, 2014. These loans are basically used for working capital and investments. Financial assets mainly include, in addition to trade receivable which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as “money market” or short-term fixed interest rate instruments.

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

The table below provides information about the financial assets and liabilities as of December 31, 2014 that accrues interest considering the applicable rate:

	December 31, 2014
	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	1,067	32,256
Variable interest rate	1,960	17,049

Total	3,027	49,305

(1)	Includes only short-term investments. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of liabilities which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 13,558 accrues variable interest of BADLAR plus a maximum spread of 4.75% and 3,287 accrues variable interest of LIBOR plus a spread between 4% and 7.5%. Additionally 204 accrues annual interest at a rate of 20% plus the proportion of the increase in crude oil and natural gas production of the Company with an annual cap of 26%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	For the year ended December 31, 2014
Impact on the net income after income tax	+100 -100	(103 103)

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

As of December 31, 2014, 2013 and 2012, the Company has not used derivative financial instruments to hedge risks related to fluctuations in commodity prices.

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds (related, for example, to operating and financing expenses, investments, debt payments and dividends) and the sources of funds (such as net income, disinvestments and credit-line agreements by financial institutions).

As mentioned in previous paragraphs, YPF pretends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each year. As of December 31, 2014 the availability of liquidity reached 22,058, considering cash for 6,731, other liquid financial assets for 3,027, available credit lines with banks for 3,800, and an available credit line from the National Treasury of 8,500 (matured in February 2015). Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012, in April 2013 (see Note 2.i) and in February 2015 (see Note 15).

After the process which concluded with the change of shareholders mentioned in Note 4, the Company is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

The table below sets forth the maturity dates of the Company’s financial liabilities as of December 31, 2014:

	December 31, 2014
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable (1)	30,404	418	—	—	—	21	30,843
Loans	13,275	8,619	4,341	8,784	2,830	11,456	49,305
Provisions	718	—	—	—	—	—	718

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Company’s financial debt contains usual covenants for contracts of this nature. With respect to a significant portion of the financial loans, as of December 31, 2014, the Company has agreed, among other things and subject to certain exceptions, not to establish liens or charges on assets. Additionally, approximately 33% of the outstanding financial debt as of December 31, 2014 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

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

The allowances for doubtful accounts are measured by the following criteria:

–	The aging of the receivable;

–	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Company as of December 31, 2014 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is set forth below:

Maximum exposure as of December 31, 2014
Cash and equivalents	9,758
Other financial assets	15,286

Following is the breakdown of the financial assets past due as of December 31, 2014.

	Current trade receivable	Other current receivables and advances
Less than three months past due	343	269
Between three and six months past due	125	32
More than six months past due	1,987	226

	2,455	527

At such date, the provision for doubtful trade receivables amounted to 873 and the provisions for other doubtful receivables amounted to 28. These allowances are the Company’s best estimate of the losses incurred in relation with accounts receivables.

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

YPF has effective guarantees granted by third parties for a total amount of 3,676, 2,131 and 1,965 as of December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014, YPF executed guarantees received for an amount of 1. As of December 31, 2013 and 2012, YPF executed guarantees received for an amount of 4 and 2, respectively.

2. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the consolidated financial statements are as follows:

Consolidated Balance Sheet as of December 31, 2014 and Comparative Information

2.a) Cash and equivalents:

	2014	2013	2012
Cash and bank account balances	6,731	4,533	950
Short-term investments	1,492	4,158	2,920
Financial assets at fair value through profit or loss	1,535	2,022	877

	9,758	10,713	4,747

2.b) Trade receivables:

	2014		2013		2012
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)	26	13,037	60	8,066	20	4,538
Provision for doubtful trade receivables	(7)	(866)	(6)	(652)	(5)	(494)

	19	12,171	54	7,414	15	4,044

(1)	See Note 6 for additional information about related parties.

Changes in the provision for doubtful trade receivables

	2014		2013		2012
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	6	652	5	494	—	454
Increases charged to expenses	—	210	—	191	—	56
Decreases charged to income	—	(41)	—	(73)	—	(25)
Amounts incurred	—	(4)	—	—	—	(2)
Translation differences	1	49	1	40	—	16
Reclassifications and others	—	—	—	—	5	(5)

Amount at end of year	7	866	6	652	5	494

2.c) Other receivables and advances:

	2014		2013				2012
	Noncurrent	Current	Noncurrent		Current		Noncurrent	Current
Trade	—	664	—		377		—	223
Tax credit, export rebates and production incentives	130	1,066	22		1,233		10	750
Trust contributions - Obra Sur	56	22	67		34		83	17
Loans to clients and balances with Related parties(1)	231	53	517		81		385	77
Collateral deposits	528	435	397		253		7	193
Prepaid expenses	39	451	11		490		8	239
Advances and loans to employees	7	299	3		166		—	106
Advances to suppliers and custom agents(2)	—	2,224	—		1,062		—	542
Receivables with partners in Joint Operations	612	764	1,852	(3)	595	(3)	600	129
Insurance receivables (Note 11.b)	—	1,068	—		1,956		—	—
Miscellaneous	95	227	62		357		69	455

	1,698	7,273	2,931		6,604		1,162	2,731
Provision for other doubtful accounts	—	(102)	—		(98)		—	(96)
Provision for valuation of other receivables to their estimated realizable value	(7)	(1)	(4)		—		(1)	—

	1,691	7,170	2,927		6,506		1,161	2,635

(1)	See Note 6 for additional information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and other products.
(3)	Includes the receivables related to the investment agreement with Chevron Corporation (see Note 11.c).

2.d) Inventories:

	2014		2013		2012
Refined products	7,720		5,713		4,316
Crude oil and natural gas	4,187		3,451		1,813
Products in process	99		115		106
Construction works in progress	271		107		230
Raw materials and packaging materials	724		495		457

	13,001	(1)	9,881	(1)	6,922	(1)

(1)	As of December 31, 2014, 2013 and 2012, the net realizable value of the inventories does not differ, significantly, from their cost.

2.e) Investments in companies:

	2014	2013	2012
Investments in companies (Exhibit I)	3,189	2,136	1,926
Provision for reduction in value of investments in companies	(12)	(12)	(12)

	3,177	2,124	1,914

2.f) Evolution of intangible assets:

Main account	2014
	Cost
	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of year
Service concessions	3,917	572		1,212	6		5,707
Exploration rights	801	3,033		399	(2,258)		1,975
Other intangibles	1,879	129		594	5		2,607

Total 2014	6,597	3,734	(1)	2,205	(2,247	)(1)(2)	10,289

Total 2013	4,443	624		1,547	(17)		6,597

Total 2012	3,724	145		571	3		4,443

Main account	2014							2013	2012
	Amortization
	Accumulated at beginning of year	Net decreases, reclassifications and transfers	Depreciation rate	Increases	Translation effect	Accumulated at the end of year	Net book value 12-31	Net book value 12-31	Net book value 12-31
Service concessions	2,551	—	4-5%	135	789	3,475	2,232	1,366	930
Exploration rights	8	(39)	—	179	2	150	1,825	793	402
Other intangibles	1,592	1	7-33%	155	523	2,271	336	287	160

Total 2014	4,151	(38)		469	1,314	5,896	4,393

Total 2013	2,951	(24)		197	1,027	4,151		2,446

Total 2012	2,424	(4)		152	379	2,951			1,492

(1)	Includes 2,784 of increases corresponding to YSUR Group in Argentina at acquisition date and 1,538 of the decrease of assets by the assignment of areas to Pluspetrol S.A. (see Note 13).
(2)	Includes 682 reclassified to Mineral property, wells and related equipment of fixed assets.

The Company does not have intangible assets with indefinite useful lives as of December 31, 2014, 2013 and 2012.

Service concessions: the Argentine Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

–	transport oil, gas and petroleum products; and

–	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

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

2.g) Composition and evolution of fixed assets:

	2014	2013	2012
Net book value of fixed assets	157,243	93,662	57,103
Provision for obsolescence of materials and equipment	(313)	(166)	(132)

	156,930	93,496	56,971

	2014
	Cost
Main account	Amounts at beginning of year	Increases		Translation effect	Net decreases, reclassifications and transfers		Amounts at the end of year
Land and buildings	6,965	13		1,996	110		9,084
Mineral property, wells and related equipment	179,877	9,248		56,540	19,711		265,376
Refinery equipment and petrochemical plants	29,267	13		9,171	3,630		42,081
Transportation equipment	1,466	119		431	144		2,160
Materials and equipment in warehouse	5,576	8,013		1,571	(6,919)		8,241
Drilling and work in progress	19,840	38,531		6,275	(19,595)		45,051
Exploratory drilling in progress(3)	927	2,264		231	(1,641)		1,781
Furniture, fixtures and installations	2,267	82		690	275		3,314
Selling equipment	4,084	—		1,284	152		5,520
Infrastructure for natural gas distribution	2,722	169		1	(4)		2,888
Electric power generation facilities	1,542	20		—	5		1,567
Other property	4,070	141		1,112	13		5,336

Total 2014	258,603	58,613	(4)(5)(10)	79,302	(4,119	)(6)	392,399

Total 2013	170,843	39,220	(8)(9)(10)	59,121	(10,581	)(7)	258,603

Total 2012	135,618	16,209	(10)	20,282	(1,266	)(6)	170,843

	2014										2013		2012
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, reclassifications and transfers		Depreciation rate	Increases		Translation effect	Accumulated at the end of year	Net book value		Net book value		Net book value
Land and buildings	2,804	—		2%	161		814	3,779	5,305		4,161		2,906
Mineral property, wells and related equipment	133,672	(348)		(1)	17,057		41,789	192,170	73,206	(2)	46,205	(2)	28,007	(2)
Refinery equipment and petrochemical plants	17,611	(7)		4-5%	1,751		5,487	24,842	17,239		11,656		5,845
Transportation equipment	1,022	(21)		4-20%	152		302	1,455	705		444		321
Materials and equipment in warehouse	—	—		—	—		—	—	8,241		5,576		3,375
Drilling and work in progress	—	—		—	—		—	—	45,051		19,840		13,658
Exploratory drilling in progress(3)	—	—		—	—		—	—	1,781		927		955
Furniture, fixtures and installations	1,990	(4)		10%	235		596	2,817	497		277		249
Selling equipment	3,034	—		10%	239		942	4,215	1,305		1,050		708
Infrastructure for natural gas distribution	1,107	(10)		2-5%	87		2	1,186	1,702		1,615		—
Electric power generation facilities	1,060	—		5-7%	110		1	1,171	396		482		—
Other property	2,641	(2)		10%	144		738	3,521	1,815		1,429		1,079

Total 2014	164,941	(392	)(6)		19,936		50,671	235,156	157,243

Total 2013	113,740	(1,530	)(7)		13,830	(8)(9)	38,901	164,941			93,662

Total 2012	91,973	(84	)(6)		8,129		13,722	113,740					57,103

(1)	Depreciation has been calculated according to the unit of production method (Note 1.b.6).
(2)	Includes 6,343, 3,748 and 2,800 of mineral property as of December 31, 2014, 2013 and 2012, respectively.
(3)	As of December 31, 2014, there are 55 exploratory wells in progress. During year ended on such date, 56 wells were drilled, 32 wells were charged to exploratory expenses and 24 were transferred to proved properties which are included in the account Mineral property, wells and related equipment.
(4)	Includes 858, 210, 39 and 866 of increases corresponding to Puesto Hernandez, Lajas, La Ventana and Bajada Añelo–Amarga Chica joint operations, respectively, on the additional interest acquisition date.
(5)	Includes 5,469 of increases corresponding to YSUR Group in Argentina on the acquisition date (see Note 13).
(6)	Includes 32 and 4 of net book value charged to fixed assets provisions for the years ended December 31, 2014 and 2012, respectively.
(7)	Includes, among others, the write-down of the assets of Coke A unit as a consequence of the incident in La Plata refinery on April 2013, as a result of the storm that took place in that city (see also Note 11.b) and 6,708 from the decrease of assets related to the investment project agreement (see also Note 11.c).
(8)	Includes 3,137 and 1,352 of increases and accumulated depreciation, respectively, corresponding to GASA on the acquisition date (see Note 13).
(9)	Includes 1,878 and 1,242 of increases and accumulated depreciation, respectively, corresponding to YPF Energía Eléctrica at the split-off date (see Note 13).
(10)	Includes (268), 4,357 and (276) corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2014, 2013 and 2012, respectively.

As described in Note 1.b.6, YPF capitalizes the financial cost as a part of the cost of the assets. For the years ended on December 31, 2014, 2013 and 2012 the annual average rate of capitalization were 12.29%, 12.03% and 8.55% and the capitalized amount were 574, 605 and 340, respectively, for the years above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended on December 31, 2014, 2013 and 2012:

	2014	2013	2012
Amount at beginning of year	166	132	123
Increase charged to expenses	133	16	22
Decreases charged to income	(4)	—	(23)
Amounts incurred	(32)	—	(4)
Translation differences	50	18	14

Amount at end of year	313	166	132

Set forth below is the evolution of the exploratory wells in evaluation stage for the years ended on December 31, 2014, 2013 and 2012:

	2014	2013	2012
Amount at beginning of year	710	815	160
Additions pending the determination of proved reserves	921	424	683
Decreases charged to exploration expenses	(336)	(255)	(35)
Decrease of assets assignment	(336)	—	—
Reclassifications to mineral property, wells and related equipment with proved reserves	(188)	(481)	(63)
Translation difference	222	207	70

Amount at end of year	993	710	815

The following table shows exploratory wells capitalized for a period longer than a year and the number of projects related to such costs as of December 31, 2014:

	Amount	Number of projects	Number of wells
Between 1 and 5 years	113	2	3

2.h) Accounts payable:

	2014		2013		2012
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties(1)	66	28,331	153	18,553	35	11,503
Investments in companies with negative shareholders’ equity	—	2	—	127	—	4
Extension of Concessions (see Note 11.c)	332	884	275	1,036	104	936
Miscellaneous	168	1,189	42	596	23	413

	566	30,406	470	20,312	162	12,856

(1)	For more information about related parties, see additionally Note 6.

2.i) Loans:

	Interest rate (1)	Principal maturity	2014				2013		2012
			Noncurrent		Current		Noncurrent	Current	Noncurrent	Current
Negotiable Obligations(2)	0.10 – 26.00%	2015-2028	33,330		3,586		20,474	4,296	9,216	725
Other financial debts	2.00 – 26.00%	2015-2019	2,700	(3)(4)	9,689	(3)(4)	2,602	4,518	2,884	4,279

			36,030		13,275		23,076	8,814	12,100	5,004

(1)	Annual interest rate as of December 31, 2014.
(2)	Disclosed net of 252, 137 and 450, corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of December 31, 2014, 2013 and 2012, respectively.
(3)	Includes approximately 8,392 corresponding to loans agreed in U.S. dollars, which accrue interest at rates between 2% and 7.25%.
(4)	Includes 1,702 corresponding to loans granted by Banco Nación Argentina, denominated in argentine pesos of which 315 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of 4 percentage points and 167 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación and 1,220 accrue fixed interest rate of 22% corresponding to overdrafts. See additionally Note 6.

Details regarding the Negotiable Obligations of the Company are as follows:

(in millions)									Book value
Issuance									2014		2013		2012
Month	Year	Principal value			Class	Interest rate(3)		Principal maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
- YPF:
-	1998	US$	15	(1)(6)	—	Fixed	10.00%	2028	62	2	534	10	40	1
March	2010	US$	70	(2)(6)	Class III	—	—	—	—	—	—	—	—	347
September	2012		$100	(2)(7)	Class VI	—	—	—	—	—	—	—	—	101
September	2012		$200	(2)(6)	Class VII	—	—	—	—	—	—	202	200	2
September	2012		$1,200	(2)(4)(6)	Class VIII	BADLAR plus 4%	24.02%	2015	—	809	800	413	1,200	11
October	2012	US$	130	(2)(5)(6)	Class IX	—	—	—	—	—	—	853	636	7
October and December	2012	US$	552	(2)(4)(5)(6)	Class X	Fixed	6.25%	2016	4,690	59	3,587	45	2,702	34
November and December	2012		$2,110	(2)(4)(6)	Class XI	BADLAR plus 4.25%	24.72%	2017	2,110	70	2,110	64	2,110	56
December	2012		$150	(2)(6)	Class XII	—	—	—	—	—	—	—	—	151
December and March	2012/3		$2,828	(2)(4)(6)	Class XIII	BADLAR plus 4.75%	24.70%	2018	2,828	23	2,828	22	2,328	15
March	2013		$300	(2)(6)	Class XIV	—	—	—	—	—	—	304	—	—
March	2013	US$	230	(2)(5)(6)	Class XV	—	—	—	—	—	—	1,497	—	—
May	2013		$300	(2)(6)	Class XVI	—	—	—	—	—	—	303	—	—
April	2013		$2,250	(2)(4)(6)	Class XVII	BADLAR plus 2.25%	22.99%	2020	2,250	89	2,250	83	—	—
April	2013	US$	61	(2)(5)(6)	Class XVIII	Fixed	0.1%	2015	—	502	397	—	—	—
April	2013	US$	89	(2)(5)(6)	Class XIX	Fixed	1.29%	2017	757	2	579	1	—	—
June	2013		$1,265	(2)(4)(6)	Class XX	BADLAR plus 2.25%	22.22%	2020	1,265	11	1,265	10	—	—
July	2013		$100	(2)(6)	Class XXI	—	—	—	—	—	—	101	—	—
July	2013	US$	92	(2)(5)(6)	Class XXII	Fixed	3.50%	2020	515	107	510	89	—	—
October	2013	US$	150	(2)	Class XXIV	LIBOR plus 7.50%	7.73%	2018	825	311	860	125	—	—
October	2013		$300	(2)(6)	Class XXV	BADLAR plus 3.24%	24.10%	2015	—	314	300	13	—	—
December	2013	US$	587	(2)	Class XXVI	Fixed	8.875%	2018	4,899	16	3,251	10	—	—
December	2013		$150	(2)(6)	Class XXVII	—	—	—	—	—	—	151	—	—
March	2014		$500	(2)(6)	Class XXIX	BADLAR	20.09%	2020	500	7	—	—	—	—
March	2014		$379	(2)(6)	Class XXX	BADLAR plus 3.50%	23.47%	2015	—	384	—	—	—	—
April	2014	US$	1,000	(2)	Class XXVIII	Fixed	8.75%	2024	8,501	180	—	—	—	—
June	2014		$201	(2)(6)	Class XXXI	Variable(7)	26.00%	2015	—	205	—	—	—	—
June	2014		$465	(2)	Class XXXII	BADLAR plus 3.20%	23.27%	2016	155	316	—	—	—	—
June	2014	US$	66	(2)(5)	Class XXXIII	Fixed	2.00%	2017	563	1	—	—	—	—
September	2014		$1,000	(2)	Class XXXIV	BADLAR plus 0.10%	20.16%	2024	1,000	54	—	—	—	—
September	2014		$750	(2)(4)	Class XXXV	BADLAR plus 3.50%	23.56%	2019	750	47	—	—	—	—
- MetroGAS:
January	2013	US$	177		Serie A-L	Fixed	8.875%	2018	1,186	1	840	—	—	—
January	2013	US$	13		Serie A-U	Fixed	8.875%	2018	120	—	91	—	—	—
- GASA:
March	2013	US$	57		Serie A-L	Fixed	8.875%	2015	347	76	262	—	—	—
March	2013	US$	1	(8)	Serie A-U	Fixed	8.875%	2016	7	—	10	—	—	—

									33,330	3,586	20,474	4,296	9,216	725

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$5,000 million.
(3)	Interest rate as of December 31, 2014.
(4)	The ANSES and/or the Argentine Hydrocarbons Fund have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Accrue an annual variable interest rate equivalent to the sum of a floor interest rate of 20% plus a spread related to YPF’s total hydrocarbons production (natural gas, oil-condensate and gasoline), according to the information of the National Secretariat of Energy with a maximum interest rate of 26%.
(8)	The expiration date of the original capital is December 2015, with the possibility of being extended to December 2016, if certain conditions are fulfilled. See GASA section below.

For additional information about covenants assumed by the Company and maturity of loans see Note 1.d) Financial risk management.

–	YPF’s Negotiable Obligations

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. Subsequently the amount of the program was extended by the corresponding approval of the Shareholders’ meeting, totalizing a maximum nominal amount outstanding of US$ 5,000 million as of December 31, 2014 and US$ 8,000 million as of February 26, 2015, date of issuance of these financial statements (see Note 15), or its equivalent in other currencies. The funds from this Program may be used for any of the alternatives provided in art. 3 of Law No. 23,576 of negotiable obligations and its supplementary rules.

–	Negotiable Obligations of MetroGAS S.A. and Gas Argentino S.A. – Debt Restructuring:

•	MetroGAS:

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

The principal value of the Class A New Negotiable Obligations of MetroGAS shall be fully redeemed at its maturity on December 31, 2018 in a single payment. The Class A New Negotiable Obligations of MetroGAS will accrue an annual nominal interest rate of 8.875%. The Class A New Negotiable Obligations will accrue an annual nominal interest rate of 8.875% over outstanding Negotiable Obligations, from date of issue until the date of cancellation which shall be calculated and paid in accordance with its terms and conditions. The Class B New Negotiable Obligations would only had accrued interest over the amount of capital corresponding to the Class B New Negotiable Obligations if a triggering event had occurred (which includes the anticipated maturity in case of an event of default under the terms of the new issued negotiable obligations) before the Deadline and since such triggering event occurred. This interest also had being accrued at an annual nominal interest rate of 8.875% from the date of the triggering event and until the date of cancellation which had been computed and paid in accordance with its terms and conditions. Interest on the Series AL and AU will be paid every six months on June 30 and December 31 of each year, although MetroGAS has exercised the option to capitalize 100% of the interest accrued between the date of issuance and June 30, 2013 and 50% of the interest accrued between July 1, 2013 and June 30, 2014.

Consequently, after the initial issuance aforementioned, MetroGAS has issued Negotiable Obligations of late verification:

•	Series A-U for an amount of US$ 5,087,459

•	Series B-U for an amount of US$ 4,013,541

and Negotiable Obligations of capitalization

•	Series A-L additionally for an amount of US$ 7,033,000

•	Series A-U additionally for an amount of US$ 742,500

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

and in exchange for the financial debt of GASA Previous Negotiable Obligations:

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

The principal value of the Class A new negotiable obligations of GASA will be fully redeemed at its maturity on December 31, 2015 in a single payment. If GASA pays the total accrued non-capitalized interest to that date and the capital corresponding that would have been capitalized in accordance with the terms of issuance up to that date, then the maturity of the new negotiable obligations of GASA will be on December 31, 2016. The Class A new negotiable obligations of GASA will accrue an annual nominal interest of 8.875%. The Class B new negotiable obligations of GASA, maturing on 2015, will only accrue interest if there is a triggering event (which includes the anticipated maturity in case of an event of default under the terms of the negotiable obligations issued) occurs before the Deadline, and if the triggering event has not occur, the Class B new negotiable obligations of GASA will be automatically canceled and will no longer constitute enforceable obligations for GASA. Interest will be paid every six months on June 15 and December 15 of each year, GASA will have the option to capitalize 100% of the interest accrued between the date of issuance and December 15, 2015. GASA has exercised this option for the accrued interest from the date of issuance to December 15, 2014.

Subsequent to the issuance mentioned, GASA has issued additional Negotiable Obligations:

•	Class A-L for an amount of US$ 8,491,085

and Negotiable Obligations of interest capitalization:

•	Class A-U for an amount of US$ 215,532

Additionally, in accordance with the terms and conditions of issuance of the new negotiable obligations, GASA and its subsidiaries, must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), liens, among others.

2.j) Provisions:

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Amount as of December 31, 2013	168	22	5,020	159	764	926	13,220		289
Increases charged to expenses	11	—	3,367	24	1,066	—	1,366		3
Decreases charged to income	(27)	—	(465)	(82)	—	—	—		—
Increase from subsidiaries acquisition	—	—	20	—	21	2	724		14
Decrease from payments	(14)	(11)	(5)	(1,126)	—	(621)	(61)		(136)
Translation differences	67	5	930	23	175	81	2,772		48
Increase from joint operation interest acquisition	—	—	—	—	—	—	339		153
Reclassifications and others	(11)	11	(1,853)	1,853	(757)	757	(273	)(1)	5	(1)

Amount as of December 31, 2014	194	27	7,014	851	1,269	1,145	18,087		376

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Amount as of December 31, 2012	136	16	2,892	122	677	489	6,958		193
Increases charged to expenses	3	—	1,877	29	208	551	719		—
Decreases charged to income	—	—	(90)	(41)	—	—	—		—
Decrease from payments	—	(16)	—	(160)	—	(432)	—		(105)
Translation differences	46	5	579	9	138	59	1,355		29
Reclassifications and others	(17)	17	(238)	200	(259)	259	4,188	(1)	172	(1)

Amount as of December 31, 2013	168	22	5,020	159	764	926	13,220		289

	Provision for pensions		Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Amount as of December 31, 2011	143	14	2,167	118	567	581	6,329		252
Increases charged to expenses	5	—	1,058	15	707	—	477		5
Decreases charged to income	—	—	(31)	(4)	(24)	—	—		—
Decrease from payments	—	(11)	—	(519)	—	(735)	—		(141)
Translation differences	(1)	2	210	—	53	17	489		16
Reclassifications and others	(11)	11	(512)	512	(626)	626	(337	)(1)	61	(1)

Amount as of December 31, 2012	136	16	2,892	122	677	489	6,958		193

(1)	Includes (268), 4,357 and (276) from abandonment obligation costs which has counterpart in fixed assets for the years ended on December 31, 2014, 2013 and 2012, respectively.

2.k) Revenues, cost of sales, expenses and other (expense) income, net:

For the years ended December 31, 2014, 2013 and 2012

Revenues

	2014	2013	2012
Sales(1)	147,020	92,978	68,817
Revenues from construction contracts	419	312	684
Turnover tax	(5,497)	(3,177)	(2,327)

	141,942	90,113	67,174

(1)	Includes revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment (see Note 11.c).

Cost of sales

	2014	2013	2012
Inventories at beginning of year	9,881	6,922	6,006
Purchases for the year	35,951	25,846	17,974
Production costs	68,840	42,980	32,374
Translation effect	2,821	2,227	835
Inventories at end of year	(13,001)	(9,881)	(6,922)

Cost of sales	104,492	68,094	50,267

Expenses

	2014							2013		2012
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total		Total
Salaries and social security taxes	5,341	1,602	(2)	911	177	8,031		5,906		4,488
Fees and compensation for services	554	1,150	(2)	226	10	1,940		1,361		1,075
Other personnel expenses	1,622	226		94	44	1,986		1,370		997
Taxes, charges and contributions	2,260	92		3,308	—	5,660	(1)	3,893	(1)	2,680	(1)
Royalties and easements	9,503	—		18	23	9,544		5,871		4,469
Insurance	705	22		65	—	792		592		255
Rental of real estate and equipment	2,630	24		296	—	2,950		1,956		1,481
Survey expenses	—	—		—	251	251		77		32
Depreciation of fixed assets	19,201	282		453	—	19,936		11,236		8,129
Amortization of intangible assets	140	134		16	179	469		197		152
Industrial inputs, consumable materials and supplies	3,415	38		61	8	3,522		2,143		1,561
Operation services and other service contracts	5,297	178		432	1	5,908		3,043		2,937
Preservation, repair and maintenance	11,322	200		271	19	11,812		7,959		5,922
Contractual commitments	52	—		—	—	52		174		212
Unproductive exploratory drillings	—	—		—	1,265	1,265		514		316
Transportation, products and charges	3,874	6		3,001	—	6,881		4,805		3,878
Provision for doubtful trade receivables	—	—		169	—	169		118		31
Publicity and advertising expenses(3)	—	451		259	—	710		265		182
Fuel, gas, energy and miscellaneous	2,924	125		534	57	3,640		2,586		2,053

Total 2014	68,840	4,530		10,114	2,034	85,518

Total 2013	42,980	2,686		7,571	829			54,066

Total 2012	32,374	2,232		5,662	582					40,850

(1)	Include approximately 1,775, 1,757 and 1,307 corresponding to hydrocarbon export withholdings for years ended December 31, 2014, 2013 and 2012, respectively.
(2)	Includes 121 of Directors and Statutory Auditor’s fees. On April 30, 2014 the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to approve as honorary in advance for such fees the sum of approximately 123 for the year 2014.
(3)	Includes costs of social sustainability actions, trade agreements with automotive companies, sports sponsorships (motorsports and the Argentine national soccer team), events and grand openings, commercial and institutional presence at fairs and exhibitions, marketing activities and industrial signage and images in our network of service stations, the launch in 2014 of a new premium gasoline (Infinia) and the relaunch of the Serviclub loyalty program (awards, cards, customer care centers, etc.), among others.

The expense recognized in the statement of comprehensive income related to research and development activities during the years ended December 31, 2014, 2013 and 2012 amounted to 215, 83 and 58, respectively.

Other (expense) income, net

	2014	2013	2012
Environmental remediation from YPF Holdings Inc.	(214)	(201)	(278)
Lawsuits and contingencies	(2,034)	(1,069)	(437)
Insurance (Note 11.b)	—	1,479	—
Revenue extension of concessions “La Ventana” and “Magallanes” (Note 5)	428	—	—
Miscellaneous	790	18	187

	(1,030)	227	(528)

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

As of December 31, 2014, the Company has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 7,865. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

Additionally, YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

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

Among them, on June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has rejected the arguments of this notification. On December 4, 2008, YPF notified that having ceased the force majeure conditions, pursuant to the contract in force, it would suspend its delivery commitments, due to the repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009 AESU formally notified the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately US$ 1,052 million.

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

Besides, on October 17, 2013 the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which shall be developed along 2014 for which the reports of the experts proposed by the parties occurred.

On December 27, 2013, the Federal Court of Appeals hearing Administrative Litigation matters was moved to grant the reconsideration motion from denial on appeal, then sustaining the appeal for procedural violations and declaring that the grant thereof shall have stay effects in connection with the arbitration process. In addition, the court was moved to grant, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the development of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending. On October 7, 2014, the Federal Court of Appeals hearing Administrative Litigation matters, besides its jurisdiction in the application of the writ of nullity, ordered the suspension of the court calendar related to the second stage of its arbitration process until a final court decision was rendered on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 8, 2014, the Arbitration Tribunal was served with notice of the decision rendered by the said Federal Court of Appeals and on October 31, 2014, the Arbitration Tribunal determined to suspend the arbitration process until February 2, 2015. On November 5, 2014, YPF was notified of the extraordinary appeal filed by TGM against the resolution of suspension of the court schedule issued by the mentioned Court of Appeals. YPF answered such appeal on November 19, 2014; and on December 30, 2014, the Court of Appeals dismissed the extraordinary appeal filed by TGM. On the other hand, AESU filed a motion to the Uruguayan courts demanding the nullity of the Arbitration Tribunal’s decision ordering the suspension of the arbitration proceedings and a restrictive injunction to prevent YPF from interrupting the development of the arbitration. AESU is trying to notify the various decisions rendered by the Uruguayan courts through letters rogatory and YPF has objected to such notification and also before the Argentine courts involved therein on the grounds of formal defects in such intended notification and also arguing that Uruguayan courts have no competence to deal with matters of this kind. As of the date the motion raised by YPF has not been decided by the Argentine courts while the Court of Appeals has decided to notify Uruguayan courts the decisions rendered in the appeal for nullity filed by YPF.

On January 10, 2014, YPF was served with the complaint for damages filed by AESU with the Arbitration Tribunal claiming a total amount of US$ 815.5 million and also with the complaint for damages filed by TGM with the Arbitration Tribunal claiming a total amount of US$ 362.6 million. On April 25, 2014, YPF filed a reply to the complaint for damages with the Arbitration Tribunal rejecting the alleged sums claimed by TGM and AESU based on the fact that the said amounts are disproportionate due to errors in the technical valuations attached. On July 8, 2014, TGM filed an answer to the reply with the Arbitration Tribunal, which was in turn responded to by YPF on September 23, 2014 by filing a second answer thereto.

Despite having brought the action mentioned, considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the arbitral award, the Company has accrued its best estimate with respect to the amount of the claims.

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

On April 3, 2013 the complaint for damages brought by TGN was notified whereby TGN claimed YPF the amount of US$ 142 million, plus interests and legal fees for the termination of the transportation contract, and notified that YPF shall have 30 days to file and answer thereto. On May 31, 2013 YPF answered the claim requesting the dismissal thereof. On April 3, 2014 the evidence production period commenced for a 40-days lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create exhibit binder. As of the date of issuance of these consolidated financial statements, evidence offered by the parties is being produced.

In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, such court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013 YPF submitted an ordinary appeal before the National Supreme Court of Justice and on November 27, an extraordinary appeal was lodged, also before the Supreme Court. The ordinary appeal was granted and YPF timely filed the grounds of such appeal. YPF’s Management has accrued its best estimate with respect to the claims mentioned above.

As of December 31, 2014, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

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

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. On December 18, 2014 the Argentine Government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning. In addition to the aforementioned, the Company has other 26 judicial claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 18,463 as of December 31, 2014, the Company has accrued 2,414 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Environmental liabilities of YPF Holdings Inc.

1. Introduction

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

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent reasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“TS”), both controlled by YPF Holdings Inc., could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary.

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

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and TS.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date.

YPF Holdings Inc.’s management believes it has adequately provisioned for all environmental contingencies, which are probable and can be reasonably estimated; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such provisions in the future. The most significant contingencies are described in the following paragraphs.

2. Environmental Issues relating to Lister site and Passaic River

2.1 Environmental administrative Issues relating to the lower 8 miles of the Passaic River

•	Newark, New Jersey

A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant. The interim remedial plan has been completed and paid for by TS. This project is in the operation and maintenance phase.

•	Passaic River, New Jersey

Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which TS has conducted testing and studies near the Newark plant site, adjacent to the Passaic River. While some work remains, the work under the 1994 AOC was substantially subsumed by reason of an administrative arrangement dated 2007 (the “2007 AOC”) with about 70 companies (including Occidental and TS). Under the 2007 AOC, the lower 17 miles of the Passaic River, from the mouth at Newark Bay to Dundee Dam, should be subjected to a Remedial Investigation / Feasibility Study (“RI/FS”). Participants of the 2007 AOC are discussing the possibility of conducting additional remedial works with the EPA. The entities that have agreed to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). On May 29, 2012, Occidental, Maxus and TS withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River - Mile 10.9 - Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC. The RI/FS concerning the 2007 AOC is expected to be completed by the first or second quarter of 2015 together with the filing with the EPA by the CPG of a preliminary report containing its recommendation as to preferred remediation. EPA will have to assess such recommendation and then render an opinion in this connection. This process may take from 12 to 18 months. After an agreement is reached by the CPG and the EPA on preferred remediation, the report will be published for public opinion, which will be considered for the purpose of issuing a Record of Decision or final decision on remediation.

The EPA’s findings of fact in the 2007 AOC (which amended the 1994 AOC) indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower

Passaic River Study Area. For this reason, during the first half of 2011, Maxus and TS signed with the EPA, on behalf of Occidental, an Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. In the second half of 2014, TS submitted to the EPA its report (thus completing phase 1) and still expects the EPA’s comments on the proposed work plan. TS estimates that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to be completed once EPA authorizes phase 2 (the work plan).

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

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway. EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by TS under the 2004 AOC. TS proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. The parties have not agreed to TS’s proposal. However, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the third stage is approved, as well as the proposed distribution mentioned above.

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

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including TS and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, TS and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, TS declined to extend this agreement.

During June 2008, the EPA, Occidental, and TS entered into an AOC (“Removal AOC from 2008”), pursuant to which TS (on behalf of Occidental) will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011, encompasses the removal of 40,000 cubic yards (30,600 cubic meters) of sediments and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013. The second phase involves the removal of approximately 160,000 cubic yards (122,400 cubic meters) of sediment. This second phase will start after according with EPA certain development’s aspects related to it. Pursuant to the Removal AOC from 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could increase or decrease over time if the anticipated cost of completing the removal work contemplated by the Removal AOC from 2008 changes. During the sediment removal action, contaminants which may have come from sources other than the former Diamond Alkali plant will necessarily be removed.

2.2 Feasibility Study for the environmental remediation of the lower 8 miles of the Passaic River

•	First draft - Year 2007

On June 2007, EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping. TS, in conjunction with the other parties working under the CPG, submitted comments over legal and technical defects of the FFS 2007 to EPA. As a result of all the comments received, EPA withdrew FFS 2007 in order to modify it and give more consideration to comments. On November 14, 2013 at a Community Advisory Group (“CAG”) meeting, the EPA described the alternatives considered in the FFS 2007, that consisted of four alternatives: (i) no action; (ii) deep dredging of 9.7 million cubic yards during 12 years (cost: US$ 1.4 billion to US$ 3.5 billion, depending in part on whether the dredged sediment is disposed of in a contained aquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility); (iii) capping and dredging of 4.3 million cubic yards during 6 years (cost: US$ 1 billion to US$ 1.8 billion, depending in part on whether there is a CAD or off-site disposal; (iv) focused capping and dredging of 0.9 million cubic yards during 3 years (the alternative proposed by the CPG). The EPA indicated that it had discarded alternative (iv) and that it was currently in favor of alternative (iii).

•	Second draft - Year 2014

On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The EPA submitted this draft for consideration for a period of public comments starting on April 21, 2014, after two extensions, the process ended on August 20, 2014.

The FFS 2014 contains the four remediation alternatives analysed by the EPA, as well as the estimation of the cost of each alternative which consist of: (i) no action, (ii) deep dredging of 9.7 million cubic yard capping (cost estimated by EPA: US$ 1.34 billion to US$ 3.24 billion, depending on the possibility of disposing dredged sediments in a contained subaquatic disposal facility on the floor of Newark Bay (“CAD”) or at an off-site disposal facility, or local decontamination and beneficial use); (iii) capping and dredging of 4.3 million cubic yards and placing of an engineering cap (a physical barrier mainly built with sand and stone) (cost estimated by EPA: US$ 1 billion to US$ 1.73 billion, depending on the existence of a CAD or an off-site disposal facility, or local decontamination and beneficial use); and (iv) focused dredging and filling of 1 millon cubic yard (cost estimated by the EPA: US$ 0.4 billion to US$ 0.6 billion, depending on the existence of a CAD or off-site disposal facility, or local decontamination and beneficial use). The alternative favored by EPA at the time of issuance of FFS 2014 was the third one, considering the disposal of removed material at an off-site disposal facility, with a current estimated value of US$ 1.73 billion (estimated at a 7% annual rate).

On August 20, 2014, Maxus and TS, on behalf of Occidental, submitted their comments on FFS 2014 to EPA. The main arguments offered by Maxus, TS and Occidental in the comments about the FFS were as follows:

•	The FFS is not a legally authorized process to select the type and size of the remediation proposed by the EPA for the 8 miles of the lower Passaic River.

•	The FFS is based on a flawed site design.

•	The FFS overstates the issues of human health and ecological risk.

•	The proposed plan is not executable and not economically reasonable in cost-benefit terms.

•	Processes in Region 2 of the EPA present lack public transparency.

•	The inclusion in the remediation plan of dredging for navigational purposes is not covered by the regulation.

In addition to the comments received from Maxus and TS, EPA also received comments from about 400 other companies, institutions, government agencies, non-governmental and private organizations, including the CPG, Amtrak (federal railway company), NJ Transit, United States Army Corps of Engineers, Passaic Valley Sewerage Commission, yacht clubs, public officials, and others.

In parallel to the revision of FFS 2014, Maxus and TS have been working on a preliminary project called In-ECO, an ecological and sustainable alternative of bioremediation as a substitute to the remediation chosen by EPA in its FFS 2014. Maxus and TS submitted In-ECO to EPA in May 2014, EPA provided comments in September and Maxus and TS submitted a revision in November 2014.

Currently, EPA is considering these comments and will issue a response before EPA makes its final decision on the remedial plan for the area, which will probably be published in a “Record of Decision” sometime in 2015 or 2016.

•	Conclusion

Based on the information available to the Company at the time of issuance of these financial statements, and also considering the uncertainties related to the different remedial alternatives and those that may be incorporated in the final proposal and their associated costs, the outcome of the discoveries and/or evidence that may be produced, the amounts previously incurred by YPF Holdings Inc. in remedial activities in the area covered by FFS, the various parties involved therein, and consequently the uncertainties related to the potential allocation of the removal costs, and the opinion of external legal advisors, it is not possible to reasonably estimate a loss or range of a loss on the mentioned matters, and therefore YPF Holdings has not recorded a provision for these matters.

2.3 Environmental administrative Issues concerning to the lower 17 miles of the Passaic River

•	Passaic River Mile 10.9 Removal Action

In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which TS then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties. Occidental, Maxus and TS refused to sign this AOC since they failed to agree with the other parts of the CPG regarding the way of assigning the estimated cost of the removal action. On June 25, 2012, EPA addressed to Occidental the order, pursuant to section 106 of CERCLA, to participate and cooperate with the CPG members who had signed the AOC RM 10.9. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of TS’s dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. EPA, by letter of September 26, 2012, advised that it will be necessary for EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. Therefore, the EPA notified OCC, Maxus and TS that other options would be discussed in order to determine how to comply with the Unilateral Administrative Order, which ends in a petition to constitute a financial guarantee. TS, on behalf of Occidental, worked during the first four-month period in 2014 to prepare a proposal for the EPA in connection with RM 10.9. In March 2014, TS sent a work schedule to conduct certain studies, which were conditionally accepted by the EPA. The fieldwork for this research was undertaken in August and an additional field investigation was initiated in December 2014 and is expected to be completed during the first quarter of 2015. EPA extended the deadline for the fulfillment of the financial guarantee to March 2014 and then extended the deadline indefinitely.

•	Feasibility Study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17 mile section of the Passaic River, from the mouth at Newark Bay to the Dundee Dam, is the subject of the Remedial Investigation/Feasibility Study contemplated in AOC 2007, with completion was expected for 2015, after which EPA will choose a remediation action that will be made public in order to receive comments.

In February 2015, the CPG submitted a draft report concerning the lower 17 miles portion of the Passaic River to the EPA. The draft report summarizes historical information and data collected as part of the investigation within the remediation framework. The draft report will be reviewed by EPA within 60 to 180 days of the submission.

2.4 Trial for the Passaic River

On the other hand, and in relation to the alleged contamination related to dioxin and other “hazardous substances” discharged from Chemicals’ former Newark plant and the contamination of the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas in December 2005 the DEP sued YPF Holdings, TS, Maxus and several companies, besides Occidental. The DEP sought remediation of natural resources damaged and punitive damages and other matters. The defendants made responsive pleadings and filings. In March 2008, the Court denied motions to dismiss by Occidental, TS and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of personal jurisdiction. The motion mentioned previously was denied in August 2008, and the denial was confirmed by the Court of Appeal. Notwithstanding, the Court denied to plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Anticipating this considerable expansion of the number of parties in the litigation, the Court appointed a Special Master to assist the court in the administration of discovery. In September 2010, Governmental entities of the State of New Jersey and a number of third-party defendants filed their dismissal motions and Maxus and TS filed their responses. In October 2010, a number of public third-party defendants filed a motion to sever and stay and the DEP joined their motion, which would allow the DEP to proceed against the direct defendants. However, the judge has ruled against this motion in November 2010. Third-party defendants have also brought motions to dismiss, which have been rejected by the assistant judge in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011. In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials. In phase one would be determined liability and phase two will determine damages. Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against TS on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals has been proved, liability allegation cannot be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that TS has Spill Act liability to the State based merely on its current ownership of the Lister Avenue site; and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site. The Special Master called for and held a settlement conference in November 2011 between the State of New Jersey, on the one hand, and Repsol S.A., YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. In the first quarter of 2012 Maxus, Occidental and plaintiffs submitted their respective briefs. Oral arguments were heard on May 15 and 16, 2012. The Judge held that Maxus and TS have direct liability for the contamination generated into the Passaic River. However, volume, toxicity and cost of the contamination were not verified (these issues will be determined in a later phase of the trial). Maxus and TS have the right to appeal such decision.

On September 11, 2012 the Court issued the track VIII order. The track VIII order governs the process by which the Court would conduct the discovery and trial of the State’s damages against Occidental, Maxus and TS (caused by the Diamond Alkali Lister Avenue plant). Under the order, the trial for the first phase of track VIII was scheduled to commence in July 2013. However, this schedule has been changed by the following occurrence.

On September 21, 2012, Judge Lombardi (trial judge) granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants.

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State filed its fourth Amended Complaint. The principal changes to the State’s pleading concern the State’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there were three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine Government’s Mosconi Report. On October 25, 2012, the parties to the litigation agreed to a Consent Order, subject to approval by Judge Lombardi, which, in part, extended the deadline for YPF to respond to the State’s and Occidental’s new pleadings by December 31, 2012, extends fact deposition discovery until April 26, 2013, extends expert discovery until September 30, 2013, and sets trial on the merits for certain allegations for February 24, 2014, date on which it lost effectiveness as it was replaced by subsequent court orders.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and TS together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking the possibility of a settlement with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. YPF, YPF Holdings, Maxus and TS approved in Boards of Directors the authorization to sign the settlement agreement (the “Agreement”) above mentioned. The proposal of the Agreement, which did not imply endorsement of facts or rights and that it is presented only with conciliatory purposes, was subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to solve certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey, United States of America, initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, Judge Lombardi published its Case Management order XVIII (“CMO 18”), which provides a schedule for approval of the settlement agreement. Pursuant to the CMO 18, the court heard oral arguments on December 12, 2013, after which, Judge Lombardi ruled the rejecting of Occidental’s claims and approved the settlement agreement. On January 24, 2014, Occidental appealed the approval of the settlement agreement. Notwithstanding, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. Occidental appealed Judge Lombardi’s decision approving the settlement agreement, which was dismissed. Later, on April 11, 2014 Occidental notified the parties that it would not seek an additional revision of Judge Lombardi’s decision approving the settlement agreement.

Likewise, on June 23, 2014, lawyers of the State of New Jersey reported that Occidental and the State of New Jersey reached an understanding about the general terms and conditions for a settlement agreement that would end the Track VIII proceedings; and on August 20, 2014 they reported that an agreement had been reached on the text of such settlement agreement.

On July 22, 2014, the Court issued the following:

(a) Case Management Order No. XXIII to conduct the proceedings, establishing a schedule for the first phase of Track IV (related to claims by Occidental alleging “alter ego” between Maxus and its shareholders, and the transfer of assets to YPF and Repsol).

(b) a court Order for the process of approval of the agreement between the State of New Jersey and Occidental, which established a schedule for the approval of the agreement between Occidental and the State of New Jersey.

On December 16, 2014, the Court approved the Settlement Agreement whereby the State of New Jersey agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, New Jersey, United States of America, in consideration for the payment of US$ 190 million in three installments, the last payable on June 15, 2015; and a sum amounting up to US$ 400 million if the State of New Jersey had to pay its percentage for future remedial actions.

On January 5, 2015, Maxus Energy Corporation (“Maxus”), a subsidiary of YPF S.A., received a letter from Occidental requesting Maxus to indemnify Occidental for all the payments that Occidental agreed to pay to the State. Formerly, in 2011 the Court held that Maxus had the contractual obligation to indemnify and hold Occidental harmless from any liability under the New Jersey Spill Compensation and Control Act resulting from contaminants dumped in or from the Lister Avenue site owned by a company bought by Occidental, and with which it merged in 1986. Maxus holds that both the existence and the amount of such obligation to indemnify Occidental for the payments made to the State under the settlement agreement are pending issues that must wait for the Court decision on the Passaic River case.

In addition, on July 31, 2014 Occidental submitted its third amendment to the complaint, in replacement of the second amendment submitted in September 2012. YPF, Repsol and Maxus filed motions to limit Occidental’s third amended complaint arguing that the claims incorporated in the third amendment were not included in the second. Occidental answered that the third amendment incorporates new facts, but not new claims. On October 28, 2014 Judge Lombardi rejected Occidental’s arguments.

On November 12, 2014, the District Court issued a new schedule (Case Management Order XXV) with the due dates for the discovery and litigation processes in order to decide on the so-called Track III proceedings (contamination liability allocation between Maxus and Occidental) and Track IV proceedings (claims by Occidental against YPF’s for alter ego and fraudulent transfer). According to this new schedule, the following events occurred:

a) Motion to dismiss

The purpose of this motion was to determine if the asset transference claim was barred by statute of limitations. On January 13, 2015 the Special Master issued an Opinion (the “Opinion”) recommended that the Judge to dismiss most of the claims against YPF. The Opinion recommended the dismissal of all except three of Occidental’s claims against YPF on the basis that they are barred by statute of limitations. Remaining claims refer to: (1) contractual non-compliance of the Stock Purchase Agreement (including the alter ego claims) between Maxus and Occidental; (2) contractual indemnity under the Stock Purchase Agreement between Maxus and Occidental, and (3) common contingencies (statutory contribution) undertaken by the defendants within the framework of the transaction agreements. On January 29, 2015 Judge Lombardi fully approved the Opinion. Occidental did not appeal the decision by Judge Lombardi within the established 20-day period, but reserved such right to appeal at the end of the main process.

b) Answer to the Complaint

On February 14, 2015: YPF, Repsol and Maxus/TS filed their answers to Occidental’s complaint

c) Motion for Summary Judgement

The purpose of this motion is to decide liability-related issues between Maxus and Occidental. As a consequence of the incorporation of Occidental’s new lawyers, the terms to decide on this motion are subject to agreement between the parties and the approval by the Special Master.

d) Trial for Track IV proceedings

The trial to decide on Track IV would begin in December 2015. However, this date may be modified by the appointment of new Occidental lawyers in the case.

2.5. Conclusion

As at December 31, 2014, an accrual for all matters related to the “Environmental Issues relating to Lister site and Passaic River” was recorded for a total amount of 1,843 comprising the cost of studies, the most reasonable estimation of expenses that YPF Holdings Inc. may incur for remedial activities, taking into account the impossibility of reasonably estimating a loss or loss range related to the eventual aforementioned FFS costs, considering the studies performed by TS, and the estimated costs corresponding to the Removal Agreement from 2008, as well as other matters related to Passaic River and Newark Bay. This includes the aforementioned associated legal matters. However, other potentially works may be required, including remedial measures additional to or different from those taken into account. Additionally, the development of new information, the imposition of penalties or remedial actions, or the outcome of negotiations related to the mentioned matters differing from the scenarios assessed by YPF Holdings may result in a need by this company to incur in additional costs higher than the current allowance amount accrued.

Considering the information available to YPF Holdings Inc. as of the date of issuance of these financial statements; the results of studies and testing phase; as well as the potential liability of the other parties involved in this issue and the possible allocation of the removal costs; and considering the opinion of our internal and external legal advisors, the management of the Company has not accrued additional amounts than the mentioned above and that could emerge as a result of the conclusion of the aforementioned issues and consequently to be reasonably estimated.

3. Other Environmental Administrative Issues unrelated to “Passaic River”

•	Hudson County, New Jersey

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

The DEP, TS and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at 40 chromite ore sites in Hudson and Essex Counties alleged to be impacted by the Kearny Plant operations.

TS, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites. In addition, financial assurance has been provided in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. TS submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in New Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities seeking, among other things, cleanup of various sites where chromite ore processing residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached an agreement in principle, for which TS, on behalf of Occidental, agreed to pay US$ 5 million and perform remediation works in three sites, with a total cost of approximately US$ 2 million, subject to the terms of a Consent Judgment between and among DEP, Occidental and two other parties, which was published in the New Jersey Register in June 2011, and became final and effective as of September 2011. Pursuant to the Consent Judgment, the US$ 5 million payment was made in October 2011 and a master schedule was delivered to DEP for the remediation during a ten-year period, of the three orphan sites plus the remaining chromite ore sites (approximately 26 sites) under the Kearny ACO. DEP indicated that it could not approve a ten-year term; consequently, Maxus submitted a revised eight-year schedule which was approved by DEP on March 24, 2013.

On behalf of Occidental, Maxus granted a financial guarantee in an amount of US$ 20 million for the performance of this work. Currently, TS is performing the work in accordance with the Master Plan, where the outstanding activities are the onset and completion of extensions work at six sites, the implementation of the planning phase of the remedial action for a minimum of eight sites, and the preparation and/or presentation of the remedial work plan intended to start them in about six sites.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “adjacent property”), including among others TS, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, not to file suit. After the original agreement expired, the parties entered into a new Standstill Agreement, effective since March 7, 2013.

As of December 31, 2014, there are approximately 362 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to TS’s reports and other developments.

•	Painesville, Ohio

In connection with the Chemical’s operation until 1976 of one chromite ore processing plant (“Chrome Plant”), the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RI/FS at the former Painesville’s Plant area. OEPA has divided the Painesville Work Site into 20 operable units, including operable units related to groundwater. TS has agreed to participate in the RI/FS as required by the OEPA. TS submitted the remedial investigation report to the OEPA, which was finalized in 2003. TS will submit required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific operable units within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects related to investigation, remediation, or operation and maintenance activities for each operable unit within the Site, additional amounts will need to be provisioned.

Over fifteen years ago, the former Painesville Works Site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these consolidated financial statements, the site has not been listed. As of December 31, 2014, YPF Holdings Inc. has accrued a total of 117 for its estimated share of the cost to perform the RI/FS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RI/FS progresses, YPF-Holdings-Inc. will continuously assess the condition of the Painesville’s plants works site and make any required changes, including additions, to its provision as may be necessary.

•	Other sites - Greens Bayou

Pursuant to settlement agreements with the Port of Houston Authority and other parties, TS and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, TS negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 and notice of approval of the Proposed Consent Agreement was published in the Official Gazette on January 29, 2013. After the publication of the notice a period of 30 days is opened for comments. Under the agreement, it is agreed to reimburse certain costs incurred by the afore mentioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2014, YPF Holdings Inc. has accrued 36 for its estimated share of remediation activities associated with Greens Bayou facility.

•	Milwaukee Solvay Site

In June 2005, the EPA designated Maxus as PRP (Potential Responsible Party) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site.

In November 2006, five PRPs, including Maxus, signed a joint agreement of participation and defense that establishes the allocation of costs for making a RI/FS. Under the agreement Maxus is responsible for a significant part.

In 2007, Maxus signed with four other parties potentially involved, an AOC to conduct RI/FS about contamination in the soil, groundwater, as well as in the Kinnickinnic River sediments.

On April 25, 2012 EPA made a proposal concerning the scope of future investigations of sediments, which was rejected by the PRP group.

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

In February 2014, the PRP Group submitted to EPA and the Wisconsin Department of Natural Resources a preliminary study of basic assessment of risk to human health, a preliminary study of ecological risk assessment of upland and an ecological risk assessment of aquatic life. Currently, they are conducting sediment research activities as approved in the FSP.

YPF Holdings Inc. has accrued 5 as of December 31, 2014 for its estimated share of the costs of the RI/FS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

•	Other sites - Black Leaf Chemical Site

In September 2011, Occidental and Exxon Mobil received a liability notice from EPA under the ruling known as 104(e) for the site called Black Leaf Chemical located at Louisville, Kentucky. Occidental requested that Maxus undertake the defense of this matter by virtue of the indemnity established in the Stock Purchase Agreement of 1986. Maxus accepted the defense, reserving its rights with respect to the case and without acknowledging any responsability. In March 2013, EPA requested Maxus on behalf of Occidental, and Exxon Mobil to perform specific remedial tasks and to reimburse EPA and the local regulatory authority certain past costs (estimated between US$ 3 and US$ 5 million). Investigation work began in September 2014, and should be finished in the fourth quarter of 2015. However, despite the fact that as at December 31, 2014 no agreement exists between the potentially liable parties, the share of Occidental/Maxus is expected to be minor.

•	Tuscaloosa Site

The Company has completed the remediation activities at this site. YPF Holdings Inc. has accrued 31 for these matters as at December 31, 2014.

•	Malone Services Site

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During 2012, 2013 and 2014 the PRP Group continued with the design, planning and remediation phase. As of December 31, 2014 YPF Holdings has accrued 3 in connection with its obligations for this matter.

•	Other third party sites

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2014, YPF Holdings Inc. has accrued approximately 31 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

•	Black Lung Benefits Act Liabilities

The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2014, YPF Holdings Inc. has accrued 33 in connection with its estimate of these obligations.

4. Other legal proceedings

•	Sale Taxes - Texas

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

•	Occidental’s claim for past events - Texas

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. TS was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of costs in addition to YPF Holdings Inc.’s current provisions for this matter. Maxus has paid approximately US$ 17 million to Occidental. In March 2012, Maxus paid to Occidental US$ 0.6 million covering Occidental’s costs for 2010 and 2011, and in September 2012 Maxus paid to Occidental an additional US$ 31 thousand for Occidental’s costs for the first semester of 2012. Maxus anticipates that Occidental’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated. Additionally, the remaining claims received and refused consist primarily of claims of potential personal injury from exposure to vinyl chloride monomer (“VCM”), and other chemicals, although they are not expected to result in significant liability. However, the declaratory judgment includes liability for claims arising in the future, if any, related to this matters, which are currently unknown as of the date of issuance of these consolidated financial statements, and if such claims arise, they could result in additional liabilities for Maxus. As of December 31, 2014, YPF Holdings Inc. has accrued approximately 3 in respect to these matters.

•	Turtle Bayou

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs and $0.9 million in November 2012 to cover the costs incurred by El Paso in 2007-2011. The obligation to pay some future costs is still pending. As of December 31, 2014, YPF Holdings Inc. has accrued 8 in respect of this matter.

Ruby Mhire: In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Maxus filed appropriate answers to the complaints. On June 22, 2012, the parties to the case held a mediation requested by the Court to discuss a settlement. In this mediation, two of the five defendants reached an agreement with the plaintiffs. Plaintiffs did not attain a termination agreement with the three remaining defendants (Maxus, Chevron and El Paso). In the fourth quarter of 2012 both the discovery process and the depositions were intensified. In December 2012, Maxus filed an appeal with the intention to obtain a change of forum, alleging that its due process rights would be adversely affected if the case was heard in Cameron. The Court had contemplated a hearing in February 2013 and a trial in March 2013. However, the Court suspended litigation in order to allow for the negotiation of an out-of-court settlement agreement between the parties. On June 2013, Maxus signed an agreement with its plaintiffs, in which Maxus has to make installment payments over three years, and is required to remediate the site. As of December 31, 2014, YPF Holdings Inc. has accrued approximately 34 in respect to these matters.

On July 31, 2013, the Court of Judicial District No. 38 of Cameron, Louisiana State accepted the Resolution Agreement after receiving the notification of No Objection from the Department of Natural Resources, Office of Conservation on July 8, 2013. In August 2013, under the Settlement Agreement, Maxus made the initial payment of US$ 2 million and in December 2013 and June 2014 Maxus made payments of US$ 3 million each time.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits and environmental situations, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition or its future results of operations. YPF Holdings Inc. provisioned legal contingences and environmental situations that are probable and can be reasonably estimated.

4. CAPITAL STOCK

The Company’s subscribed capital as of December 31, 2014, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2014, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enforcement of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A. (“PESA”) and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol, its controlled or controlling entities, representing the 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation will be distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

According to reports by Repsol to the BCBA dated May 7, 2014, Repsol sold to Morgan Stanley & Co. LLC and 11.86% of the capital stock of YPF, represented by 46,648,538 ordinary shares Class D, ceasing to be a shareholder of the company after such transaction.

On April 30, 2014, a General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2013 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2013: (i) appropriate the amount of 200 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the financial statements for the year ended December 31, 2013 giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of 4,460 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) the appropriation to a reserve for future dividends in an amount of 465, empowering the Board of Directors to determine the opportunity of payment which should not exceed the ending of the present fiscal year. On June 11, 2014, the Board of Directors decided to pay a dividend of Ps. 1.18 per share for the amount of 464 which was available for shareholders on July 10, 2014.

During the years ended 2014 and 2013, YPF has repurchased 634,204 and 1,232,362 shares for a total amount of 200 and 120, respectively, and has settled 563,754 and 479,174 shares to the beneficiaries of the Share-Based Benefit Plan, respectively, in order to fulfill the Share-Based Benefit Plans mentioned in Note 1.b.10.iii). The cost of such repurchases is accounted in equity in the “Acquisition cost of treasury shares” account, while the nominal value and the adjustment due to the monetary restatement effect pursuant Previous Argentine GAAP have been reclassified from Subscribed Capital and Adjustments to Contributions accounts to “Treasury shares” and “Adjustment to treasury shares”, respectively.

5. INVESTMENTS IN COMPANIES AND JOINT VENTURES AND OTHER AGREEMENTS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
Amount of investments in affiliated companies valued using the equity method	739	213	603
Amount of investments valued at cost	18	14	12

Sub-Total participations in affiliated companies and others	757	227	615

Amount of investments in joint ventures valued using the equity method	2,432	1,909	1,311

Sub-Total participations in joint ventures	2,432	1,909	1,311

Provision for reduction in value of holdings in companies	(12)	(12)	(12)

	3,177	2,124	1,914

As mentioned in Note 1.b.5 and in Exhibit I, the investments in companies with negative shareholders’ equity are disclosed in “Account payable”.

The main changes that affected the amount of the investments previously mentioned, during the years ended on December 31, 2014, 2013 and 2012, are the following:

	2014	2013		2012
Amount at the beginning of year	2,124	1,914		2,013
Acquisitions and contributions	448	153		—
Income from investments valued using the equity method	558	353		114
Dividends distributed	(299)	(280)		(388)
Translation difference	470	470		167
Reclassification of investments in companies with negative shareholders’ equity	(125)	123		4
Other	1	(609	)(1)	4

Amount at the end of year	3,177	2,124		1,914

(1)	Among others, includes movements generated in relation with the spin-off of Pluspetrol Energy S.A.

Exhibit I.b) provides information of investments in companies.

The following table shows the main magnitudes of income/(expenses) from the investments in companies, calculated according to the equity method, for the years ended on December 31, 2014, 2013 and 2012 (see Exhibit I). YPF has made adjustments, where applicable, to the amounts reported by such companies in order to conform the accounting principles used by such companies to those used by YPF:

	Affiliated companies				Joint ventures
	2014	2013		2012	2014	2013	2012
Net income	234	63	(1)	14	324	290	100
Other comprehensive income	18	120		5	452	350	162

Comprehensive income for the year	252	183		19	776	640	262

(1)	Includes 156 corresponding to the comprehensive income generated in business combinations with GASA and YPF Energía Eléctrica (see Note 13).

Additionally, as mentioned in Note 1.a), the Company participates as of December 31, 2014, in Joint Operations which give to the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contracts. Interest in such Joint Operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as information available to the Company’s Management. Exhibit II includes a detail of the most significant Joint Operations in which the Company participates, indicating the nature of its operations.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

The assets and liabilities as of December 31, 2014, 2013 and 2012, and expenses for the three years then ended of the Joint Operations and other agreements are as follows:

	2014	2013	2012
Noncurrent assets	21,275	9,472	7,136
Current assets	1,233	661	551

Total assets	22,508	10,133	7,687

Noncurrent liabilities	2,897	2,342	1,661
Current liabilities	4,404	1,247	1,048

Total liabilities	7,301	3,589	2,709

	2014	2013	2012

Production cost	8,523	4,647	3,858
Exploration expenses	672	43	281

Transactions in joint operation contracts:

–	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the joint operation contract Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned joint operation contract which expires on June 30, 2016 and will be early terminated. Now YPF owns 100% interest in the Area, and has become the operator. Puesto Hernández currently produces approximately 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investments plans to optimize the Area’s production potential until 2027. The amount paid was mainly classified as fixed assets.

–	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract, Segment 5 Loma La Lata – Sierra Barrosa (known as “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the joint operation contract YPF will own 100% interest in the Area. The consideration for the transaction was US$ 25 million. The amount paid was mainly classified as fixed assets.

–	YPF and Sinopec Argentina Exploration and Production, Inc., Sucursal Argentina (“SINOPEC”), are part in a Joint Operating Agreement (“JOA”) in the area “La Ventana”, located in the basin of Cuyo in the Province of Mendoza, whose original due date was December 31, 2016. YPF is the exclusive owner of such exploitation concession whose due date was November 14, 2017, and through executive order of the Province of Mendoza No. 1,465/2011 the original due date was extended for 10 years more, to November 14, 2027, the new concession due date. On September 1, 2014 (“effective date”) YPF and SINOPEC extended the JOA’s due date in relation with the Concession for the Exploitation of Hydrocarbons in the area “La Ventana”, until December 31, 2026. The extension of the Concession and the JOA involve the continuity of the participation of the parties in the rights and commitments that emerge from the Concession and that, as of the effective date, YPF’s percentage of participation increased by an additional 10%, reaching 70%. The consideration for the transaction was US$ 44 million, an amount that SINOPEC will pay to YPF for the extension of the Concession. Additionally, the transaction generated an income of 369, which has been charged to “Other (expense) income, net”, in the statement of comprehensive income.

–	On December 5, 2014, an agreement has been signed between the Province of Neuquén, Gas y Petróleo del Neuquén S.A., YPF S.A. and YSUR Energía Argentina S.R.L. in which the restructuring of the Joint Operating Agreement has been arranged related to “La Amarga Chica” and “Bajada de Añelo” non-conventional hydrocarbons exploitation concession in which YPF and YSUR will hold the following interests: (i) La Amarga Chica, YPF S:A. 100% (ii) Bajada de Añelo: YPF S.A. 85% and YSUR Energía Argentina S.R.L. 15%. As compensation for the aforementioned restructuring (a), YPF S.A. has made a US$41 million payment to the Neuquén Province, US$ 12 million for and on behalf of YSUR Energía Argentina S.R.L. and (b) YPF and YSUR granted in favor of the Province of Neuquén, who thereby contributed to Gas y Petróleo de Neuquén S.A, the totality of YPF and YSUR’s interests in the following areas: (i) Puesto Cortadera; (ii) Loma Negra NI; (iii) Cutral Co Sur; (iv) Neuquén del Medio; (v) Collon Cura Bloque I; (vi) Bajo Baguales. These transferences shall have effect from January 1, 2015.

6. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Company with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of December 31, 2014, 2013 and 2012 and transactions with the mentioned parties for the years ended December 31, 2014, 2013 and 2012. Additionally, the transactions held with the entities of the

Repsol Group are included until the date the conditions required to be considered as related parties were met.

	2014			2013				2012
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables		Accounts payable
	Current	Current	Current	Current	Current	Non Current	Current	Current	Current	Non Current	Current
Joint ventures:
Profertil S.A.	56	3	16	23	2	—	34	29	6	—	37
Compañía Mega S.A. (“Mega”)	528	7	40	489	7	—	28	422	5	—	19
Refinería del Norte S.A. (“Refinor”)	145	—	11	79	15	—	4	61	23	—	6
Bizoy S.A.	4	—	—	—	12	—	—	—	—	—	—

	733	10	67	591	36	—	66	512	34	—	62

Affiliated companies:
Central Dock Sud S.A.	89	—	—	109	5	484	2	89	4	350	8
Pluspetrol Energy S.A.(1)	—	—	—	—	—	—	—	76	—	—	2
Metrogas S.A.(1)	—	—	—	—	—	—	—	104	—	—	—
Oleoductos del Valle S.A.	—	—	33	—	—	—	8	—	—	—	6
Terminales Marítimas Patagónicas S.A.	—	—	28	—	—	—	19	—	—	—	11
Oleoducto Trasandino (Argentina) S.A.	—	—	2	—	—	—	1	—	—	—	2
Gasoducto del Pacífico (Argentina) S.A.	—	6	7	—	—	—	13	—	—	—	6
Oiltanking Ebytem S.A.	—	—	25	—	—	—	20	—	—	—	15

	89	6	95	109	5	484	63	269	4	350	50

Repsol Group	—	—	—	—	—	—	—	1	—	—	—

	—	—	—	—	—	—	—	1	—	—	—

	822	16	162	700	41	484	129	782	38	350	112

	2014		2013			2012
	Revenues	Purchases and Services	Revenues	Purchases and Services	Interest and fees gained (lossed), net	Revenues	Purchases and Services (recoveries of expenses), net	Interest and fees gained (lossed), net
Joint ventures:
Profertil S.A.	304	409	132	277	—	119	273	—
Mega	2,485	178	1,786	325	—	1,696	166	—
Refinor	859	62	561	76	—	495	125	—
Bizoy S.A.	13	—	24	—	—	—	—	—

	3,661	649	2,503	678	—	2,310	564	—

Affiliated companies:
Central Dock Sud S.A.	222	—	179	70	17	168	33	3
Pluspetrol Energy S.A.(1)	—	—	142	54	—	102	27	—
Metrogas S.A.(1)	—	—	17	—	—	126	—	—
Oleoductos del Valle S.A.	—	181	—	61	—	—	51	—
Terminales Marítimas Patagónicas S.A.	1	190	1	139	—	—	78	—
Oleoducto Trasandino (Argentina) S.A.	—	17	—	12	—	—	8	—
Gasoducto del Pacífico (Argentina) S.A.	—	85	—	60	—	—	36	—
Oiltanking Ebytem S.A.	—	147	—	102	—	—	101	—

	223	620	339	498	17	396	334	3

Main shareholders and other related parties under their control:
Repsol	—	—	—	—	—	8	2	—
Repsol YPF Gas S.A.	—	—	—	—	—	78	1	—
Repsol Exploración S.A.	—	—	—	—	—	1	—	—
Repsol Tesorería y Gestión Financiera S.A.	—	—	—	—	—	—	366	(5)
Repsol Butano S.A.	—	—	—	—	—	—	—	(1)
Others	—	—	—	1	—	7	19	(4)

	—	—	—	1	—	94	388	(10)

	3,884	1,269	2,842	1,177	17	2,800	1,286	(7)

(1)	Includes balances and operations until take over or spin-off date (see Note 13).

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, its client/suppliers’ portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are the provision of fuel oil to CAMMESA, which is destined to thermal power plants, and the purchases of energy to the mentioned company by YPF, and electric energy sales to CAMMESA and fuel oil purchase by YPF Energía Eléctrica (the operations of sale and purchase for the year ended on December 31, 2014 amounted to 7,816 and 1,121, respectively, and for the year ended December 31, 2013 amounted to 2,930 and 792, respectively, and for the year ended December 31, 2012, amounted to 1,993 and 454, respectively, while the net balance as of December 31, 2014, 2013 and 2012 was a receivable of 1,010, 455 and 96, respectively); the regasification service provided to ENARSA in the regasification projects of GNL in Escobar and Bahía Blanca and the purchase of natural gas to ENARSA, imported by the mentioned company from Bolivia and crude oil (the operations for the year ended December 31, 2014, amounted to 1,507 and 476, respectively, for the year ended December 31, 2013 amounted to 1,015 and 1,107, respectively, and for the year ended December 31, 2012 amounted to 1,371 and 895, respectively, while the net balance as of December 31, 2014, 2013 and 2012 was a receivable of 192, 430 and 356, respectively); the provision of jet fuel to

Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A. (the operations for the year ended December 31, 2014, 2013 and 2012, amounted to 2,676, 1,495 and 777, while the balance as of December 31, 2014, 2013 and 2012 was a receivable of 183, 104 and 61, respectively), the benefits of the incentive scheme for the Additional Injection of natural gas, among others, (see “Gas agreement” in Note 11.c) with the Department of Federal Planning Investment and Services (the operations for the year ended December 31, 2014, 2013 and 2012, amounted to 7,762, 4,289 and 82, respectively, while the net balance as of such dates was a receivable of 3,390, 1,787 and 82, respectively) and the compensation for providing gas oil to public transport of passengers at a differential price with the Argentine Secretariat of Domestic Commerce (the operations for the year ended December 31, 2014 and 2013, amounted to 3,763 and 2,208, while the net balance as of that date was a receivable of 244 and 116, respectively). Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable. Additionally, the Company has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 2.i) of these consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident occurred in Refinería La Plata in April, 2013 (for further detail see Note 11.b).

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries; YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L (“CHNC”) with which YPF carries out transactions in connection with the above mentioned investment agreement (for further detail see Note 11.c).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2014, 2013 and 2012:

	2014(1)	2013(1)	2012(1)
Short-term employee benefits	169	96	86
Share-based benefits	48	29	—
Post-retirement benefits	4	3	2
Termination benefits	—	—	8
Other long-term benefits	—	—	3

	221	128	99

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned years.

7. BENEFIT PLANS AND OTHER OBLIGATIONS

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2014.

Defined-benefit obligations

	2014	2013	2012
Net present value of obligations	221	190	152
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	221	190	152

Changes in the fair value of the defined-benefit obligations

	2014	2013	2012
Liabilities at the beginning of the year	190	152	157
Translation differences	81	57	21
Service costs	—	—	—
Interest costs	5	3	5
Actuarial gains	(25)	(6)	(18)
Benefits paid, settlements and amendments	(30)	(16)	(13)

Liabilities at the end of the year	221	190	152

Changes in the fair value of the plan assets

	2014	2013	2012
Fair value of assets at the beginning of the year	—	—	—
Employer and employees contributions	30	16	13
Benefits paid and settlements	(30)	(16)	(13)

Fair value of assets at the end of the year	—	—	—

Amounts recognized in the Statement of Comprehensive Income

	(Loss) Income
	2014	2013	2012
Service costs	—	—	—
Interest costs	(5)	(3)	(5)
Gains (Losses) on settlements and amendments	—	—	—

Total recognized as expense of the year	(5)	(3)	(5)

Amounts recognized in Other Comprehensive Income

	(Loss) Income
	2014	2013	2012
Actuarial gains net	25	6	18

Total recognized in Other Comprehensive Income	25	6	18

Actuarial assumptions

	2014	2013	2012
Discount rate	5%	3.25 – 3.9%	2.5 – 3.0%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are:

Expected employer’s contributions during 2014	20
Estimated future benefit payments are as follows:
2015	19
2016	18
2017	18
2018	16
2019 – 2075	64

The weighted average duration used in the estimation of future payments was between 6.5 and 7.3.

The Company has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the year ended December 31, 2014.

For additional information about other existing benefit plans, see Note 1.b.10).

8. OPERATING LEASES

As of December 31, 2014, the principal contracts related to operating leases include:

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

Expenses recognized for the years ended December 31, 2014, 2013 and 2012, related to operating leases amounted to approximately 5,438, 3,520 and 2,540, respectively, corresponding 1,737, 1,493 and 939 to minimum payments, and 3,701, 2,027 and 1,601 to contingent payments, which have been recorded in the “Rental of real estate and equipment” and “Operation services and other service contracts” accounts.

As of December 31, 2014, the estimated future payments related to these contracts are:

	Within 1 year	From 1 to 5 years	Over 6 years
Estimated future payments	6,622	8,766	175

9. EARNINGS PER SHARE

As of the date of issuance of these financial statements, YPF has not issued equity instruments that give rise to potential ordinary shares (considering the Company’s intention of setting the share based benefit plans through treasury shares purchase), as a result, the calculation of diluted earnings per share coincides with the basic earnings per share.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2014	2013	2012
Net income	9,002	5,125	3,902
Average number of shares outstanding	392,136,465	392,789,433	393,312,793
Basic and diluted earnings per share (pesos)	22.95	13.05	9.92

Basic and diluted earnings per share are calculated as shown in Note 1.b.14.

10. INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Current income tax	(7,323)	(2,844)	(2,720)
Deferred income tax	(5,900)	(6,425)	(1,943)

	(13,223)	(9,269)	(4,663)

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the years ended December 31, 2014, 2013 and 2012, respectively, is as follows:

	2014	2013	2012
Net income before income tax	22,072	14,348	8,565
Statutory tax rate	35%	35%	35%

Statutory tax rate applied to net income before income tax	(7,725)	(5,022)	(2,998)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(10,064)	(7,186)	(2,327)
Translation differences	5,872	4,008	1,213
Effect of the valuation of inventories measured in functional currency	(1,156)	(807)	(303)
Income from investments in companies	195	124	40
Non-taxable income - Law No. 19,640 (Tierra del Fuego)	(2)	7	25
Tax loss carry forwards	—	(103)	(172)
Miscellaneous	(343)	(290)	(141)

Income tax expense	(13,223)	(9,269)	(4,663)

The Company did not recognize deferred income tax assets amounting to 3,511, 978 and 2,523 as of December 31, 2014, 2013 and 2012, respectively, from which 1,953, 559 and 441 corresponds to taxable temporary differences not recoverable and 1,558, 419 and 2,082 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of December 31, 2014, 1,525 will expire between the years 2017 and 2031 and 33 have an indefinite due date.

The composition of the Company’s deferred income tax assets and liabilities as of December 31, 2014, 2013 and 2012, is as follows:

	2014		2013	2012
Deferred tax assets
Nondeductible provisions and other liabilities	2,479		1,723	1,055
Tax loss and other tax credits	222		45	45
Miscellaneous	17		115	54

Total deferred tax assets	2,718		1,883	1,154

Deferred tax liabilities
Fixed assets	(19,250)		(11,659)	(5,125)
Miscellaneous	(2,172)		(1,649)	(666)

Total deferred tax liabilities	(21,422)		(13,308)	(5,791)

Net deferred tax liability	(18,704	)(1)	(11,425)	(4,637)

(1)	Includes (1,241) arising from the business combination as detailed in Note 13 and (138) related to translation effect.

As of December 31, 2014, 2013 and 2012, 244, 34 and 48, respectively, had been classified as deferred income tax assets and 18,948, 11,459 and 4,685, respectively, as deferred income tax liabilities arising from the deferred income tax net balance of each individual company that are consolidated in these consolidated financial statements.

As of December 31, 2014, 2013 and 2012, the causes that generated charges in “Other comprehensive income” did not generate temporary differences subject to income tax.

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

On December 30, 2014 the Supreme Court issued two interlocutory judgments. By the first, it supported the claim of the Provinces of Neuquen and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

In addition, it should be highlighted that the Company learned about other three court complaints filed by ASSUPA against:

(i)	Concessionaire companies in the San Jorge Gulf basin areas: The complaint has not yet been forwarded to YPF. However, YPF has been notified about an information request. Currently, the court has ordered the suspension of procedural terms;

(ii)	Concessionaire companies in the Austral basin areas: In this case, a highly summarized action has been ordered. Although it has been ordered to forward the complaint, YPF has not yet been notified. A precautionary measure has also been ordered to inform different entities about the existence of the trial and the defendants may provide certain information, a decision already appealed by YPF.

(iii)	Concessionaire companies in the Northwest basin areas: On December 1, 2014, the Company was notified about the complaint. Currently, terms to answer are suspended at the Company’s request.

–	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

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

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviours for the reparation of the environmental damage will continue before the CSJN.

–	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 3 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap.

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

–	Other environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 353 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

–	National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Article 29 of Law No. 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

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

–	Users and Consumers’ Association claim: The “Users and Consumers Association” (Unión de Usuarios y Consumidores) claimed originally against Repsol YPF (then extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 2001. The claim is for an unspecified sum, amounting to 91 in the period 1993 to 1997 (this sum, brought up-to-date would be approximately 584), together with an undetermined amount for the period 1997 to 2001. The Company claimed the application of the statute of limitations (as well as other defences) since, at the date of the extension of the claim, the two-year limit had already elapsed. The evidence production period commenced and the evidence is now being produced.

–	Agreement with Repsol S.A. and others:

Law No. 26,741 of Hydrocarbon Sovereignty, declared of public utility and subject to expropriation the 51% of the shares of YPF, owned directly or indirectly by Repsol S.A., its main shareholders and its subsidiaries. Further, the mentioned law established the temporary occupation of the shares reached by it, following the procedures set forth in Law No. 21,499. On February 25, 2014, the Government of the Argentine Republic and Repsol S.A. (“Repsol”) achieved an agreement (here in after, the “Agreement”) in relation to the expropriation compensation of 200,589,525 YPF’s Class “D” shares in conformity with Law No. 26,741, under the framework of Law No. 21,499 of Expropriation. In conformity with such law the Ministry of the Economy and Finance of the Nation signed the document whereby Repsol agrees to accept a payment of US$ 5,000 million in sovereign bonds as compensation for the expropriation. The Agreement involves the withdrawal of judicial and arbitral claims filed by Repsol – including the ones against YPF – and a waiver for further claims. On February 27, 2014, YPF and Repsol executed an arrangement (the “Arrangement”) whereby, mainly, the parties reciprocally withdraw, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the Arrangement derived from the declaration of public interest and subjection to expropriation of the YPF’s shares, owned by Repsol, pursuant to Law No. 26,741, the intervention, temporary takeover of public utility declared shares and management of YPF.

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

On March 28, 2014 the Stockholders’ general meeting of Repsol approved the Agreement.

Meanwhile, through the enactment of Law No. 26,932 was declared fulfilled the objective of Articles 7, 11 and 12 of Law No. 26,741, and Article 12 of Law No. 21,499, and consequently, it was confirmed the Agreement.

Law No. 26,932 was enacted by the National Executive Branch, through the issuance of Decree No. 600/2014 (BO 04/28/2014).

Finally, on May 8, 2014, YPF was notified of the enforcement of the Agreement.

Additionally, the Company has received other labour, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

b) Contingent assets

On April 2, 2013, the facilities of YPF in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit is out of service permanently and Topping C unit was launched back in late May, after a technical and human effort of great relevance. As a consequence, YPF continues with the settlement process of the incident, with the insurance company.

Based on the documentation provided to the insurance adjuster appointed by reinsurers, and after their analysis, in November 2013 YPF requested an advanced payment on account of the total compensation that will result from this process of US$ 300 million (US$ 227 million for material damage and US$ 73 million for consequential loss). This advance was accepted, recognized and paid by the reinsurers and, consequently, was recorded in YPF’s statement of comprehensive income for the year ended on December, 31, 2013. Likewise, YPF continues with the settlement process of the claim. For some subsequent periods, presentations to the insurers had been submitted. Consequently a second partial payment of US$ 130 million has been requested, this payment was received during the third quarter of 2014. The loss of profit coverage period for this incident will continue until January 16, 2015.

As of December 31, 2014, in accordance with accounting standards, the Company has recorded an income of 2,041, that were included in the statement of Comprehensive income, under the captions “revenues” and “Cost of sales”, depending on the nature of the claimed concept.

–	On March 21, 2014 a fire incident damaged the facilities of Oil Treatment Plant of Cerro Divisadero in Mendoza, belonging to the North Mendoza business, located 59 kilometres south from Malargüe city (“The Plant”). In the mentioned facilities crude oil production from the fixed assets located in North Malargüe and South Malargüe was treated. As a consequence of the incident the facilities were almost completely unusable with the corresponding production loss.

The incident was reported to the corresponding insurers and reinsurers and at the present time YPF is in the process of evaluation of the costs of rebuilding the Plant as well as the loss of production.

On next months the Plant reconstruction project will be finished, after analysis of technologies options of visualization and conceptualization phases was performed.

c) Contractual commitments, main regulations and others:

–	Agreements of extension of concessions

•	Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency Law.

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions YPF undertook the following commitments, among others, upon the execution of the agreements: i) to make to the Province total initial payments of US$ 204 million; ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions.

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327.5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048). The commitments made by the Company are as follows: i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata - Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013/2014/2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) the Company undertakes to make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) YPF commits to prioritize the recruitment of labor, suppliers and services based in Neuquén. The Province of Neuquén also agrees: i) not to apply Extraordinary Income (Windfall Profits) or Extraordinary Production Taxes and to maintain a 12% rate for hydrocarbon royalties; (ii) to apply a Turnover Tax rate not higher than 3% to the revenue generated in the Loma Campana concession; and (iii) to set the total sum of US$ 1,240 million as the tax base for Stamps Tax purposes. The Agreement was approved by Decree No. 1,208/13 and Law No. 2,867.

•	Mendoza: In April 2011, YPF entered into an agreement with the province of Mendoza to extend for 10 years the term of certain exploitation concessions (among which is “La Ventana”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

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

•	Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the Memorandum of Agreement took, among others, the following commitments: (i) conducting in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut – Concessions El Tordillo – La Tapera and Puesto Quiroga: On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and TECPETROL S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the JV to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, PETROMINERA will acquire a 10% interest in the exploitation Concessions.

•	Chubut - Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante: On December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company’s Board on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement.

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

YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to PETROMINERA S.E. 41% of YPF’s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related Joint operations.

•	Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego (until November 14, 2027), Los Chorrillos (until April 18, 2026) and Lago Fuego (until November 6, 2027). On October 10, 2014, Act No. 998 and Act No. 997 approving the extension agreements were enacted.

•	Rio Negro: In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. entered into a Renegotiation Agreement with the Province of Rio Negro to extending for 10 years the original term of the following exploitation concessions as from maturity of their original granting terms: (i) “EL MEDANITO”, “BARRANCA DE LOS LOROS”, “SEÑAL PICADA-PUNTA BARDA”, “BAJO DEL PICHE” where YPF holds 100%, up to November 14, 2027; (ii) “LOS CALDENES” where YPF holds 100%, up to September 19, 2036; (iii) “ESTACION FERNANDEZ ORO”, where YSUR Energía Argentina SRL holds 100%, up to August 16, 2026; and (iv) “EL SANTIAGUEÑO” where YSUR Petrolera Argentina S.A. holds 100%, up to September 6, 2025.

The Renegotiation Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5027 dated December 30, 2014. The companies signing the Renegotiation Agreement assumed the following commitments, among others: (i) payment of US$ 46,000,000 as Fixed Bonus, (ii) contributions to social development and institutional strengthening amounting US$ 9,200,000, (iii) supplementary contributions equivalent to 3% of the monthly oil production, and 3% of the monthly gas production, (iv) annual contributions for training, research and development, (v) compliance with a minimal development and investment plan, (vi) investment for the execution of environmental remediation plans.

–	Agreements of project investments

•	On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed an Investment Project Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana area. This first pilot project includes the drilling of more than 100 wells.

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

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the year ended December 31, 2014.

During the years 2014 and 2013, YPF and CHNC have made transactions, among which it is possible to highlight the purchases of gas and crude oil by YPF for 2,311 and 50, respectively. These transactions will be completed under the general and regulatory market conditions. The net balance as of December 31, 2014, is a liability in favor of CHNC of 837, while the net balance as of December 31, 2013, was a receivable in favor of YPF S.A. of 1,616.

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

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, have successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession. At the present time, there are 18 drilling equipments operating in the above mentioned area and more than 7 thousand daily barrels of oil equivalent to the percentage of participation extracted.

During April 2014, YPF and Chevron have signed a new Project Investment Agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

Depending on the results of the exploratory activities, both companies expect to continue with the implementation of a pilot project and the subsequent total development of the above mentioned area, with a disbursement in investments of 50 % each.

•	On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, in the area of “El Orejano” of which Dow will provide up to US$ 120 million by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled. As of December 31, 2014, 12 wells have been drilled, 8 of which are concluded.

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

As of December 31, 2014 the Company has received the first payment of the aforementioned transaction, amounting to US$ 90 million, which has been recorded in the “Loans” account in the Company’s Balance Sheet.

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

During this first stage (which shall be completed in a 12-month term), Petrolera Pampa has undertaken to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data. Moreover, the Company shall make an additional equal investment for the drilling of 17 more wells, from which it will be entitled to 50% of the production.

As of December 31, 2014, 17 wells have been drilled, 14 of which are concluded, in relation to the first stage of the undertaking assumed by Petrolera Pampa.

The second phase of investments contemplates an investment of US$ 70 million to drill 15 wells.

As of December 31, 2014, 1 well has been drilled, which has not been concluded, in relation to the second stage of the undertaking assumed by Petrolera Pampa.

Once the two stages have been completed, the Parties may make the necessary investments for the future development of the Area, in accordance with their respective interest (50% each).

•	On August 28, 2014, the Company has signed an Agreement with Petronas (E&P) Overseas Ventures Sdn. Bhd, (hereinafter, “Petronas”) whereby YPF and Petronas agreed on the main terms and conditions to jointly develop a shale oil pilot project in three annual phases involving a jointly investment of up to US$550 million plus VAT in the La Amarga Chica area, province of Neuquén. Petronas will invest US$475 million and YPF will invest US$75 million.

YPF will be the operator of the area and will assign a 50% share in the concession to Petronas E&P Argentina S.A. (hereinafter “PEPASA”).

Dated December 10, 2014 the Company and PEPASA, a Petronas affiliate, entered into an Investment Project Agreement for the joint exploitation of unconventional hydrocarbons in La Amarga Chica area in the Province of Neuquén. The agreement establishes an exclusive period for the negotiation and execution of a series of final contracts which effective date will be subordinated to the compliance with a series of conditions precedent to be fulfilled before March 31, 2015, in order to start activities at the pilot project “La Amarga Chica” during year 2015. The Agreement also provides that both companies will assess the expansion of the strategic association to other exploration areas with potential for unconventional resources.

Likewise, the Parties signed the following supplementary agreements to the Investment Agreement: (a) Assignment Agreement for the assignment of 50% of the concession on the La Amarga Chica area; (b) Joint Venture formation contract (JV); (c) Joint Operating Agreement; (d) Assignment Guarantee Agreement; (e) First Option Agreement for purchase of crude oil; and (f) Assignment of Rights on Hydrocarbon Export Agreement.

Additionally, Petronas has granted a payment guarantee for certain financial obligations assumed by PEPASA under the Investment Agreement.

The pilot phase will commence upon execution of the final documents and upon compliance with certain conditions precedent, to be fulfilled before March 31, 2015. Once contributions of each annual phase are made, PEPASA would be entitled to opt-out of the joint development agreement upon surrender of its participation in the concession and the settlement of liabilities as of the date of opt-out (without access to the 50% of the net production value of drilled wells until exercise of the opt-out options).

Upon full compliance with the parties’ commitments, each party will contribute 50% to the work schedule and cost budget based on project documentation.

The Investment Agreement provides that during the three phases of the Pilot Plan a 3D seismic acquisition and processing program will be completed, covering the whole concession area, 35 wells will be drilled with the Vaca Muerta formation as objective (including vertical and horizontal wells), and a series of surface installations will be built with the purpose of evacuating the area production.

•	Dated October 8, 2014, YPF Ecuador S.A. (a corporation organized on July 15, 2014 and indirectly controlled by YPF through Eleran Inversiones 2011 S.A.U.) and Petroamazonas EP (an Ecuadorian state own oil company) signed an Agreement for the provision of specific integrated services, performance of production optimization activities, improved recovery activities and exploration activities in Campo Yuralpa, located in Block 21, in the Amazonian province of Napo, Ecuador. Likewise, YPF S.A. issued a corporate guarantee in favor of YPF Ecuador S.A. to guarantee compliance with the agreement. The corporate guarantee amounts to a maximum value of US$ 172 million.

•	Dated October 10, 2014, the Ministry of Energy of the Province of Mendoza, by Resolution 68/2014, authorizes Energía Andina S.A. (a subsidiary corporation) to assign unto YPF all rights and obligations arising from the exploration permits in the Zampal Norte, Ñacuñan, Pampa del Sebo and San Rafael areas, equivalent to 80% of the total share therein.

–	Contractual commitments: The Company has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

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

The Company under certain trade agreements has undertaken the obligation with third parties to buy goods and services (such as liquefied petroleum gas, electricity, gas, oil, steam) that as of December 31, 2014 amounted to about 33,953. In addition, it has exploratory, investment and expense commitments until the termination of some of its concessions for 105,858 as of December 31, 2014, including commitments for the extension of concessions mentioned in subsequent paragraphs.

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

On November 27, 2008 through Executive Decree No. 2067/08, a trust fund was created to finance imports of natural gas for its injection in the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) diverse tariff charges paid by users of transportation services and regularly distributed, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that may be agreed upon with national or international organizations; and (iii) specific contributions assessed by the Secretariat of Energy on the participants in the natural gas industry. This Decree has been object of diverse judiciary claims, and judges from all over the country have issued precautionary measures for suspension of its effects, grounded on the violation of the principle of legality on tax matters. On November 8, 2009, ENARGAS published Resolution No. 1982/11 that adjusted the tariff charges established by Executive Decree No. 2067/08 to be paid by users as from December 1, 2011. On November 24, 2011, ENARGAS passed Resolution No. 1991/11, enlarging the number of users obliged to pay tariff charges, including residential services, natural gas processing, industrial premises and electric power plants, among others; this has affected the operations of the Company, and has had a significant impact on our joint subsidiary companies, all of which have filed appeals against the mentioned resolution. In particular, the application of the mentioned tariff charge produces such a significant impact on Mega’s operations that, unless favourably resolution is obtained, might pose serious difficulties for Mega to continue with its activities. The present Financial Statements do not contemplate the adjustments that might result should the company be unable to continue its activities.

For its part, YPF has challenged these Resolutions and rejected the charge invoice made by Nación Fideicomiso. On April 13, 2012, YPF obtained a precautionary measure related to El Portón processing plant, suspending the effects of these resolutions in relation to that plant until a decision on the administrative appeals filed by YPF had been reached. In November 2012, Law 26,784 was passed which granted legal hierarchy, since such date, to the decisions enacted by the Executive Power and ENARGAS, in relation to the charge. Dated December 11, 2014 the National Supreme Court of Justice pronounced the “Alliance” judgment, deciding that the charge created by decree 2067/2008 is a tariff charge and not a tax, and thus is not subjected to the principle of tax legality. However, the Court left open the possibility of eventual claims or defenses in cases different from the claims raised in the “Alliance” judgment.

On April 7, 2014 the Secretariat of Energy published Resolution No. 226/2014, fixing new wellhead prices per basin for the sale of gas to the Residential and Commercial full service segment and Natural Gas Stations that in a period of two months/one month: (i) shows a higher than 20% saving compared to the same period of two months/one month from previous year; and (ii) shows a saving between 5% and 20% compared to the same period of two months/one month from previous year.

Likewise, new prices per basin are fixed for full service users in the Camuzzi Gas del Sur geographic area, in view of the climate conditions prevailing in the Southern geographic area of our country.

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

–	Regulatory requirements established by Decree No. 1,277/2012: On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company. Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that shall govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit. Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production.

–	Other regulatory requirements: During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons and its derivatives Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons and its derivatives warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

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

–	Repatriation of foreign exchange: During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No. 929/2013 below).

–	Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013: the Decree No. 929/2013 provides the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Companies submitting “Investment Projects for the Exploitation of Hydrocarbons” (the “Project”) with the Commission, for its approval and inclusion in the Promotion Regime, must hold exploration permits and/or exploitation concessions granted by the Federal Government and/or the Provinces. If the company does not hold exploration permits and/or exploitation concessions, it must operate associated with a company that does hold such permit or concession rights, be duly registered at the “National Register of Hydrocarbons Investments” created by Federal Decree No. 1,277/2012, have submitted the “Annual Investment Plan” established by Federal Decree No. 1,277/2012 and the Project must involve the performance of a direct investment in foreign currency for an amount not lower than US$ 1 billion, calculated at the time of submission of the Project and to be invested during the first five years of the Project (this amount was amended by the subsequent Law No. 27,007. See below). The beneficiaries of the Promotion Regime shall enjoy in terms of Law No. 17,319 the following benefits: (i) from the 5th year of the start-up of their respective ‘Investment Projects for the Exploitation of Hydrocarbons’, the right to freely market abroad the 20% of the oil and gas produced in their Projects, at 0% export tax rate, (ii) the right to maintain abroad all the foreign currency proceeds of the aforementioned oil and gas exports, provided that, as a result of the relevant investment project, at least US$ 1 billion are transferred to the Argentine financial market; (iii) in periods in which domestic production of hydrocarbons is insufficient to cover domestic needs, the beneficiaries shall, from the 5th year of the start-up of their respective projects, be entitled to obtain, in relation to the 20% of oil and gas production that cannot be exported, a price not lower than the reference export price.

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

–	Natural Gas Agreement: On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of

Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution No. 1/2013 of the Commission was published in the Official Gazette. This Resolution formally creates the “Natural Gas Additional Injection Stimulus Program”. Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of 7.5 US$/MBTU for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution No. 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project.

Resolution No. 60/2013, regulated by Resolution No. 83/2013, established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under such Resolution. The price to be paid under the program established in Resolution No. 60/2013 varies between 4 US$/MBtu and 7.5 US$/MBtu, according to the highest production curve reached by the beneficiary company under the program.

–	Price Information Regime: By Resolution No. 29/2014, the Secretariat of Commerce approved a Price Information Regime whereby all companies producing supplies and final goods with total annual sales in the domestic market exceeding the amount of 183 during 2013 must submit to the Secretariat a monthly report of current prices of all their products.

The same obligation falls upon all companies distributing and/or marketing supplies and final goods with total annual sales in the domestic market exceeding the amount of 250 in the same year.

Likewise, Provision No. 6/2014 of the Under-Secretariat of Domestic Commerce created the Price Information Regime Information System (“SIRIP”) that will be available at the web site http://www.mecon.gov.ar/comercio interior.

–	New Hydrocarbon Act:

Dated October 31, 2014 the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the new law are as follows:

•	As regards exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

•	As regards concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

•	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

•	As regards royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

•	The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least 250 million dollars, increasing the benefits for other type of projects.

•

Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the National Secretariat of Energy exist.

–	Principal rules applicable to MetroGAS activities:

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1.738/92, issued by the Executive Power, others regulatory decrees, the specific bidding rules (“Pliego”), the Transfer Agreement and the License, establishes the Regulatory Framework for MetroGAS’ business. Under the License, MetroGAS is entitled to render the public service of gas distribution for a term of 35 years (for which MetroGAS may require- upon expiration - its extension for an additional 10-year term, subject to ENARGAS evaluation and approval).

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

On March 26, 2014, within the framework of the process for renegotiating public services contracts provided by Law No. 25,561 and supplementary regulations, MetroGAS signed a Letter of Understanding with the Public Services Contracts Renegotiation and Analysis Unit (the “UNIREN”) whereby a provisional tariff regime is established for the collection of higher revenues than those collected under ENARGAS Resolution No. I/2407 issued on December 27, 2012 which, in turn, had implemented a fixed amount per bill, differentiated by type of customer; such revenues had to be deposited in a trust created for the performance of the works. In addition MetroGAS expects to reach a consensus with the Federal Government through the UNIREN on the modality, terms and timing of the Memorandum of Agreement for the Comprehensive Contract Renegotiation, in order to restore MetroGAS’ economic and financial situation. The new Temporary Agreement, ratified by National Executive Order No. 445/2014 establishes an interim tariff regime effective as from April 1, 2014, consisting in the readjustment of tariffs and prices and with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees. The aforementioned new Temporary Agreement also provides for a cost monitoring mechanism based on an exploitation cost and investment structure, as well as price indexes reflecting such costs which, under given premises, triggers a revision procedure whereby ENARGAS will evaluate the actual extent of variation in the Licensee’s exploitation costs and investments, and decide if the distribution tariff needs to be adjusted.

On March 27, 2014, the National Government also announced a scheme for readjustment of subsidies. Thus, on March 31, 2014 the Secretary of Energy of the Nation issued Resolution SE No. 226/14 establishing the need to fix new prices for natural gas and a scheme seeking rational consumption, encouraging gas savings for a responsible use of this natural resource. Within this framework, new gas prices were established for residential users for each production basin and user category, and these new prices are to be applied based on the consumptions recorded in the same month/two-month period of the previous year.

In consideration of the above, the real impact on MetroGAS revenue levels and on costs will depend on a variable beyond its control: how users will reduce gas consumption, which will not only depend on the individual actions taken to achieve such reduction but also due to climate variables effects between the compared periods. An injunction has been filed against both distributors and the Federal Government in different jurisdictions against rate increase. Regarding MetroGAS, an injunction filed by the Avellaneda City ombudsman, has suspended the rate increase for that city. The aforementioned injunction has been withdrawn by the plaintiff and to the date, MetroGAS has not been notified of any other claims for this purpose.

In addition, on September 17, 2014 Law No. 26,993 on Conflict Resolution in Consumption Relationships was enacted, partially amending Law No. 24,240, the Consumer Defense Law. The new law establishes its own rules to regulate the administrative and judiciary claims procedure grounded on the protection of the user and/or consumer rights. According to the amount and object of the claim, it established a Prior Settlement System in Consumption Relationships for claims not exceeding the value equivalent to 55 minimum, vital, and mobile salaries (“SMVM”) and an audit in

Consumption Relationships for damage liability claims provided in Chapter X, Title I of Law No. 24,240, not exceeding a value equivalent to 15 SMVM. Finally, Law No. 26,993 established the creation of a special venue which, through its own procedural claims, will deal with the claims on non-compliance with Law No. 24,240 not exceeding a value equivalent to 55 SMVM.

MetroGas estimates that in the upcoming year the financial situation will gradually recover through the complete implementation of the Letter of Understanding signed on March 26, 2014 with UNIREN, particularly regarding transfer of the tax ruling changes to distribution tariffs, except income tax, with resolution pending, and recognition in distribution tariffs of the higher operation costs resulting from the implementation of the cost monitoring mechanism provided for in the mentioned Letter of Understanding. Additionally, a consensus with the National Government is intended to be reached through UNIREN in reference to the modalities, terms and opportunity of the execution of the Letter of Understanding for the Integral Contractual Renegotiation, in order to reestablish the economical-financial situation of MetroGAS.

However, if the conditions prevailing as of the date of these financial statements are maintained, the situation will continue deteriorating; therefore, MetroGAS is analysing a series of measures to mitigate the impact of the financial situation, including, among others: to submit the claims referring to tariff increases (including transfer to municipal charge tariffs) to the Argentine authorities; to try to keep a strict cash management and expense control; to request additional capital contributions from shareholders; to modify payment conditions with the main suppliers and to obtain funding from third parties.

As of the date of issuance of these financial statements it is not possible to anticipate the outcome of the tariff renegotiation process or to determine its final implications on the operations and outcomes of MetroGAS. The aforementioned circumstances generate uncertainty about the capacity of GASA to comply with the payment of principal of its financial debt upon maturity (December 31, 2016). However, these financial statements do not include any eventual adjustment or reclassification, if any, that might be required is the aforementioned situation of uncertainty is not overcome.

–	Regulatory Framework of the Electric Power Industry in the Argentine Republic:

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

The technical dispatch, operation and economic organization of the Argentine Interconnection System (“Sistema Argentino de Interconexion”, “SADI”) and the Wholesale Electricity Market (“Mercado Eléctrico Mayorista”, “MEM”) is under the responsibility of CAMMESA. CAMMESA also acts as a collection agency for all MEM agents.

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF Energía Eléctrica S.A.:

•	SE Resolution No. 146/2003: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (“Liquidaciones de Venta sin Fecha de Vencimiento a Definir”, “LVFVD”) for the advanced repayment of the funded amounts.

•

SE Resolution No. 406/2003: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004. LVFVDs were issued for the last ones and for such cases in which CAMMESA did not have a certain repayment date.

•	2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement. The Generators Agreement envisaged an increase in the remuneration for the “Power Made Available” by the adhering power generators and in the maximum values recognized for variable maintenance costs and other costs other than fuels. As per this agreement, YPF Energía Eléctrica, as the successor company in the operation of the plants in “Complejo de Generación El Bracho”, has credits with CAMMESA.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2006 “Energy Plus” and SE Resolution No. 220/2007, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	SE Resolution No. 529/2014: this resolution replaces the remuneration scheme established by SE Resolution No. 95/2013, increasing the tariff schedule of the 4 remunerative concepts included by that resolution. In relation to the Fixed Costs establishes an increase related to the availability of each Generator Agent. Also incorporates a new remuneration scheme of the Non Recurrent Maintenance, which aims to the funding of mayor maintenance subject to the SE approval. This resolution will be applicable to economic transactions from February 2014 for generators that had adhered to SE Resolution No. 95/2013.

–	New CNV Regulatory Framework: Through Resolution No. 622/2013 dated September 5, 2013, the Argentine Securities Commission (Comisión Nacional de Valores – “CNV”) approved the Regulations (N.T. 2013) applicable to companies subject to this agency control, as provided for by the Capital Market Act No. 26,831, and Regulatory Decree No. 1,023 dated August 1, 2013. This Resolution superseded the former CNV Regulations (N.T. 2001 as amended) and the General Resolutions No. 615/2013 and No. 621/2013, as from the effective date of the Regulations (N.T. 2013).

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

The reporting segment structure, taking into account the criteria established by IFRS 8, is as follows: the exploration and production, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales (“Exploration and Production”); the refining, transport, purchase of crude oil and natural gas to third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”); and other activities, not falling into these categories, are classified under “Corporate and Other”, principally including corporate administrative expenses and assets, construction activities, the environmental remediation and other legal costs according to the controlled company YPF Holdings (see Note 3).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Downstream	Corporate and Other	Consolidation Adjustments		Total
For the year ended December 31, 2014
Revenues from sales	8,853	132,254	835	—		141,942
Revenues from intersegment sales	61,844	1,489	5,212	(68,545	)(1)	—

Revenues	70,697	133,743	6,047	(68,545)		141,942

Operating income (loss)	12,353	10,978	(3,343)	(246)		19,742
Income (loss) on investments in companies	(10)	568	—	—		558
Depreciation of fixed assets	17,180	2,445	311	—		19,936
Acquisitions of fixed assets(2)	41,371	8,392	1,408	—		51,171
Assets	126,228	68,509	16,356	(2,539)		208,554

For the year ended December 31, 2013
Revenues from sales	3,851	85,624	638	—		90,113
Revenues from intersegment sales	38,846	1,147	2,285	(42,278	)(1)	—

Revenues	42,697	86,771	2,923	(42,278)		90,113

Operating income (loss)	6,324	6,721	(1,522)	(363)		11,160
Income (loss) on investments in companies	(93)	446	—	—		353
Depreciation of fixed assets (3)	9,591	1,452	193	—		11,236
Acquisitions of fixed assets (3)	28,849	4,903	453	—		34,205
Assets	70,775	51,336	15,161	(1,677)		135,595

For the year ended December 31, 2012
Revenues from sales	1,135	65,047	992	—		67,174
Revenues from intersegment sales	30,179	1,069	1,243	(32,491	)(1)	—

Revenues	31,314	66,116	2,235	(32,491)		67,174

Operating income (loss)	5,730	4,095	(2,492)	570		7,903
Income on investments in companies	—	114	—	—		114
Depreciation of fixed assets	6,878	1,065	186	—		8,129
Acquisitions of fixed assets	11,835	4,232	142	—		16,209
Assets	41,980	30,901	8,031	(963)		79,949

(1)	Correspond to the elimination of income between segments of the group YPF.
(2)	Investments in fixed assets net of increases corresponding to YSUR Group at acquisition date (see Note 13) and Puesto Hernández, Lajas, La ventana and Bajada Añelo-Amarga Chica joint operations contract at acquisition date of the additional interest.
(3)	Investments and depreciations of fixed assets net of increases corresponding to GASA at acquisition date and YPF Energía Eléctrica at spin-off date (see Note 13).

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2014, 2013 and 2012, and fixed assets by geographic area as of December 31, 2014, 2013 and 2012 are as follows:

	Revenues			Fixed assets
	2014	2013	2012	2014	2013	2012
Argentina	126,539	78,070	59,428	156,415	93,255	56,779
Mercosur and associated parties	8,298	6,461	3,894	38	20	24
Rest of América	4,753	4,022	2,812	477	221	168
Europe	2,352	1,560	1,040	—	—	—

Total	141,942	90,113	67,174	156,930	93,496	56,971

As of December 31, 2014 no external client represents 10% or more of the Company’s revenue from its ordinary activities.

13. BUSINESS COMBINATIONS

–	GASA

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

The acquisition date, the percentage acquired and primary reasons for the acquisition:

YPF has fulfilled with the obligations arising from the purchase agreement, which corresponded to the payment of the balance of the purchase price, during May 2013. As a result of the transaction (which includes shares representing 54.67% stake in GASA), YPF controls 100% of GASA.

As described in Resolution No. 1/2566 D from Enargas, the operation is expected to result in a substantial benefit to customers of the distribution company as a consequence of applying to MetroGAS a responsible management, not only in economic and financial matters, but also taking social principles upon which the welfare of current and future generations.

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

Below are the fair values of the main assets and liabilities of the acquired company (values at 100% interest) at acquisition date, which have been incorporated into YPF’s balance sheet as of the acquisition date:

	Cash and equivalents	143
	Trade receivables	318
	Other receivables and other assets	23
	Fixed assets	1,788
	Provisions	104
	Loans	879
	Accounts payables	461
	Social security and other taxes payables	102
	Deferred income tax liabilities	328
	Income tax liability	12

Additionally, non-controlling interest amounted to 178 as of the date of acquisition, corresponding to the 30% interest in MetroGAS, a company controlled by GASA.

Prior to the transaction, the carrying value of the interest in GASA amounted to zero. As a consequence of the acquisition, remeasurement of shares in GASA to fair value generated a gain of approximately 136, which has been recorded in the second quarter of 2013 under “Income on investments in companies” account in the comprehensive income statement of YPF for the year ended December 31, 2013.

Income and expenses from ordinary activities of GASA since the acquisition date included in the financial statements of the YPF for the year 2013:
	Revenues	1,363
	Cost of sales	(1,044)
	Gross profit	319
	Other operating expenses	(266)
	Operating income	53
	Financial income (expense), net	(326)
	Income tax	139
	Net loss for the year	(134)

Income and expenses from ordinary activities of GASA since the beginning 2013 and until December 31, 2013:
	Revenues	1,848
	Cost of sales	(1,425)
	Gross profit	423
	Other operating expenses	(394)
	Operating income	29
	Financial income (expense), net	721 (1)
	Income tax	(253)
	Net income for the year	497

(1)	Includes the gain as a result of debt restructuring of MetroGAS and GASA prior to the acquisition date (see Note 2.i) for a total amount of 1,141.

–	YPF Energía Eléctrica S.A.

On June 4, 2013, YPF, Pluspetrol Resources Corporation B.V. (“PPRC”) and Pluspetrol Energy S.A. (“PPE”) signed an agreement to carry out a spin off PPE, without dissolving it, and allocate part of their assets to create a new spun off company.

This spin off was done with effective date on August 1, 2013 and as a consequence, YPF Energía Eléctrica S.A. was created (spun off company), on which YPF directly or indirectly holds 100% interest and YPF withdrew its participation in PPE.

As a result of the spin off, YPF Energía Eléctrica S.A. maintained the electric generation business, previously operated by PPE, and a 27% interest in Ramos Consortium.

The main characteristics of the transaction, as well as information to enable users of the financial statements to assess the nature and financial effects of the business combination resulting from the aforementioned operation as IFRS requires, are described below.

Name and description of the parent company:	Pluspetrol Energy S.A. On July 31, 2013, YPF had 45% interest on its capital.

Name and description of the spun off company:	YPF Energía Eléctrica S.A. The main goal of this company is the electric generation business operating two power plants in the province of Tucuman, plus a 27% interest in the Ramos Consortium dedicated to the Exploration and Production of Hydrocarbons.

The spin off date:	July 31, 2013

Fair value of the consideration transferred and fair value of the main assets of the acquisition:	The fair value of the net assets and liabilities transferred to the company’s spin off process, amounted to 485. Below are the main items:
	Trade receivables	65
	Fixed assets	638
	Accounts payables	77
	Loans	52
	Social security and other taxes payables	50
	Deferred income tax liabilities	35
	Other Liabilities	4

	Prior to the transaction, the carrying amount of the investment in PPE was 350 and YPF maintained a 115 translation difference reserve in relation with the mentioned investment. As a consequence of the spin-off, the fair value of the assets and liabilities emerging from the spin-off of Pluspetrol Energy S.A. generated a gain of approximately 20, that was recorded in the second semester of 2013 under the “Income on investments in companies” account in the comprehensive income statement of the Company for the year ended December 31, 2013.
Income and expenses from ordinary activities of YPF Energía Eléctrica since the acquisition date included in the financial statements of the Company for the year ended December 31, 2013:
	Revenues	266
	Cost of sales	(162)
	Gross profit	104
	Other operating expenses	8
	Operating income	112
	Financial income (expense), net	(16)
	Income tax	(28)
	Net income for the year	68

–	YSUR:

As mentioned in Note 1.a), on February 12, 2014, YPF and its subsidiary YPF Europe BV (“YPF Europe”, constituted in January, 2014) accepted an offer made by Apache Overseas Inc. and Apache International Finance II S.a.r.l. (collectively, “Apache Group”) for the acquisition of 100% of Apache’s interest in controlled companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans owed by the acquired companies to the Apache Group companies. The price agreed upon by the parties was US$ 786 million, which was canceled through by an initial deposit of US$ 50 million held on February 12, 2014, and the remaining balance was paid on March 13, 2014, date from which YPF has taken control of the mentioned companies (the “acquisition date”). Together with the assets and liabilities incorporated by these companies, local market debt was assumed for US$ 31 million.

As of result of the previously described transaction, YPF acquired the following equity interests: (i) 100% of the capital stock of Apache Canada Argentina Investment S.à.r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.à.r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A. Since YPF has acquired 100% of the interest, there is no non-controlling interest recorded.

As of the date of acquisition these companies controlled directly or indirectly assets in the provinces of Neuquen, Tierra del Fuego and Río Negro, with a total production of approximately 49,100 oil equivalent barrels per day and had an important infrastructure of pipelines and facilities and around 350 employees. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

The fair value of the main identified assets and liabilities of the companies acquired (100% interest values and after consolidation adjustments), which have been incorporated in the Company’s balance sheet as of the date of acquisition is disclosed below:

Cash and equivalents	95
Assets held for sale	1,538
Inventories	55
Trade receivables	520
Other receivables and other assets	213
Intangible assets – Exploration rights	1,246
Fixed assets	5,469
Provisions	781
Deferred income tax liabilities	1,241
Loans	110
Accounts payables	639
Social security and other taxes payables	134
Income tax liability	24

Below is detailed the information related with revenues, costs and expenses of the acquired companies required by IFRS:

	Since the acquisition date up to December 31, 2014	Since the beginning of the year up to December 31, 2014
Revenues	3,370	4,099
Cost of sales	(2,960)	(3,601)
Gross profit	410	498
Other operating expenses	(232)	(282)
Operating income	178	216
Financial income (expense), net	(78)	(95)
Income tax	560	681
Net income for the period	660	802

Additionally, YPF and Apache Energía Argentina S.R.L. has entered into a transfer of assets agreement with Pluspetrol S.A. (“Pluspetrol”) whereby it will transfer, in exchange for US$ 217 million, an interest that belongs to Apache Energía Argentina S.R.L. (a subsidiary of Apache Canada Argentina Holdings S.à.r.l.), in three concessions and four joint operation contracts, as well as an interest of YPF in a joint operation contract. The aforementioned interests correspond to assets located in the Province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation. The mentioned transaction has been approved by the regulatory authority during November, 2014.

During October, 2014, the registered names of some companies have changed as follows: Apache Energía Argentina S.R.L. to YSUR Energía Argentina S.R.L.; Apache Natural Resources Petrolera Argentina S.R.L. to YSUR Recursos Naturales S.R.L.; Apache Petrolera Argentina S.A. to YSUR Petrolera Argentina S.A.; Apache Argentina Corporation to YSUR Argentina Corporation; Apache Canada Argentina Investment S.à.r.l. to YSUR Argentina Investment S.à.r.l.; and Apache Canada Argentina Holdings S.à.r.l. to YSUR Argentina Holdings S.à.r.l. As of the date of issuance of these financial statements, with the exception of YSUR Energía Argentina S.R.L. the aforementioned changes are in process of registration in the General Inspectorate of Justice (“IGJ”).

14. SUBSEQUENT EVENTS

Dated February 3, 2015 the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program under which beneficiary companies are awarded an economic compensation, payable in pesos, for an amount equivalent to up to three U.S. dollars per barrel for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of two or three U.S. dollars for each barrel of exported crude oil, depending on the level of exported volume achieved.

On February 5, 2015 the General Shareholder’s Meeting of YPF approved an increase of the amount of the Global Medium - Term Notes Program of the Company for US$ 3,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 8,000 million or its equivalent in other currencies.

In February 2015, the Company issued Additional Negotiable Obligations of Class XXVI and XXVIII for an amount of US$ 175 million and US$ 325 million, respectively. The Additional Class XXVI shall accrue interest at an annual nominal fixed rate of 8.875% with the principal amount falling due in 2018. The Additional Class XXVIII shall accrue interest at an annual nominal fixed rate of 8.75% and the principal maturing expires between 2022 and 2024.

Likewise, Negotiable Obligations Class XXXVI and XXXVII were issued for an amount of 950 million and 250 million, respectively. Class XXXVI shall accrue interest at a variable interest rate, with the principal amount maturing in 2020. Class XXXVII shall accrue an annual nominal fixed interest rate of 25.75% for the first twelve months, and thereafter shall be variable, with the repayment of principal expiring in 2017.

As of the date of the issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of December 31, 2014, which were not already considered in such consolidated financial statements according to IFRS.

The consolidated financial statements as of December 31, 2014, presented for regulatory purposes before the CNV, have been approved by the Board of Directors’ meeting and authorized to be issued on February 26, 2015, and will be considered by the next annual shareholders’ meeting. These consolidated financial statements, which comprise those presented before the CNV on February 26, 2015, and an update of Note 14 – “Subsequent events” and the inclusion of Note 15 – “Supplemental information on oil and gas producing activities”, have been approved by Management on March 30, 2015.

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

Information on net proved reserves as of December 31, 2014, 2013 and 2012 was calculated in accordance with the SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as in effect as of each of the corresponding years (until 2016, in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the unweighted average price of the first-day-of-the-month for each month within the twelve-month period ended December 31, 2014, 2013 and 2012, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

Notwithstanding the foregoing, commodity prices declined significantly in the fourth quarter of 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business— Our oil and natural gas reserves are estimates, and —Risks Relating to the Argentine Oil and Gas Business and Our Business— Our reserves and production are likely to decline.”

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

Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on concessions and leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of natural gas liquids.

Technology used in establishing proved reserves additions in 2014

YPF’s estimated proved reserves are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Changes in YPF’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in YPF’s net proved reserves during 2014, 2013 and 2012, by hydrocarbon product.

	2014				2013						2012
Oil and Condensate	Worldwide	Argentina	Other Foreign		Worldwide		Argentina		Other Foreign		Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated Entities

At January 1,	552	551	1		521		520		1		511	510	1

Developed	422	421	1		397		397		*		379	378	1

Undeveloped	130	130	—		124		123		*		133	133	—

Revisions of previous estimates (1)	74	73	1		83		83		*		69	68	1
Extensions and discoveries	40	40	—		26		26		—		17	17	—
Improved recovery	16	16	—		11		11		—		6	6	—
Purchase of minerals in place	17	17	—		1		1		—		—	—	—
Sale of minerals in place	(9)	(9)	—		(5)		(5)		—		—	—	—
Production for the year (2)	(89)	(89)	(*	)	(84)		(84)		(*	)	(83)	(82)	(1)

At December 31, (3)	601	600	1		552		551		1		521	520	1

Developed	447	446	1		422		421		1		397	397	*

Undeveloped	154	154	—		130		130		—		124	123	*

Equity-Accounted Entities
At January 1,	—	—	—		*		*		—		*	*	—

Developed	—	—	—		*		*		—		*	*	—

Undeveloped	—	—	—		—		—		—		—	—	—

Revisions of previous estimates (1)	—	—	—		—		—		—		—	—	—
Extensions and discoveries	—	—	—		—		—		—		—	—	—
Improved recovery	—	—	—		—		—		—		—	—	—

Purchase of minerals in place	—	—	—		—		—		—		—	—	—
Sale of minerals in place	—	—	—		(*	)	(*	)	—		—	—	—
Production for the year (2)	—	—	—		(*	)	(*	)	—		—	—	—

At December 31, (3)	—	—	—		—		—		—		*	*	—

Developed	—	—	—		—		—		—		*	*	—

Undeveloped	—	—	—		—		—		—		—	—	—

	2014			2013			2012
Oil and Condensate	Worldwide	Argentina	Other Foreign	Worldwide	Argentina	Other Foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated and Equity-Accounted Entities
At January 1,

Developed	422	421	1	397	397	*	379	378	1

Undeveloped	130	130	—	124	123	*	132	132	—

Total	552	551	1	521	520	1	511	510	1

At December 31,

Developed	447	446	1	422	421	1	397	397	*

Undeveloped	154	154	—	130	130	—	124	123	*

Total	601	600	1	552	551	1	521	520	1

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Crude oil production for the years 2014, 2013 and 2012 includes an estimated approximately 13, 12 and 11 mmbbl, respectively, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of crude oil in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved crude oil reserves of consolidated entities as of December 31, 2014, 2013 and 2012 include an estimated approximately 91, 82 and 75 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved crude oil reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

	2014					2013			2012
Natural Gas Liquids	Worldwide		Argentina		Other Foreign	Worldwide	Argentina	Other Foreign	Worldwide	Argentina	Other Foreign
	(Millions of barrels)
Consolidated Entities
At January 1,	76		76		—	69	69	—	73	73	—
Developed	55		55		—	56	56	—	58	58	—
Undeveloped	21		21		—	13	13	—	14	14	—

Revisions of previous estimates (1)	2		2		—	22	22	—	13	13	—
Extensions and discoveries	13		13		—	3	3	—	1	1	—
Improved recovery	—		—		—	*	*	—	—	—	—
Purchase of minerals in place	*		*		—	1	1	—	—	—	—
Sale of minerals in place	(*	)	(*	)	—	(2)	(2)	—	—	—	—
Production for the year (2)	(18)		(18)		—	(18)	(18)	—	(17)	(17)	—

At December 31, (3)	73		73		—	76	76	—	69	69	—

Developed	53		53		—	55	55	—	56	56	—
Undeveloped	20		20		—	21	21	—	13	13	—

Equity–accounted Entities
At January 1,	—		—		—	1	1	—	1	1	—
Developed	—		—		—	1	1	—	1	1	—
Undeveloped	—		—		—	—	—	—	—	—	—

Revisions of previous estimates (1)	—		—		—	—	—	—	—	—	—
Extensions and discoveries	—		—		—	—	—	—	—	—	—
Improved recovery	—		—		—	—	—	—	—	—	—
Purchase of minerals in place	—		—		—	—	—	—	—	—	—
Sale of minerals in place(4)	—		—		—	(1)	(1)	—	—	—	—
Production for the year (2)	—		—		—	(* )	(* )	—	—	—	—

At December 31, (3)	—		—		—	—	—	—	1	1	—

Developed	—		—		—	—	—	—	1	1	—
Undeveloped	—		—		—	—	—	—	—	—	—

	2014			2013			2012
Natural Gas Liquids	Worldwide	Argentina	Other Foreign	Worldwide	Argentina	Other Foreign	Worldwide	Argentina	Other Foreign
	(Millions of barrels)
Consolidated and Equity-Accounted Entities
At January 1,

Developed	55	55	—	57	57	—	59	59	—

Undeveloped	21	21	—	13	13	—	14	14	—

Total	76	76	—	70	70	—	74	74	—

At December 31,

Developed	53	53	—	55	55	—	57	57	—

Undeveloped	20	20	—	21	21	—	13	13	—

Total	73	73	—	76	76	—	70	70	—

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas liquids production for the years 2014, 2013 and 2012 includes an estimated approximately 2, 3 and 2 mmbbl, respectively in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas liquids reserves of consolidated entities as of December 31, 2014, 2013 and 2012 include an estimated approximately 11, 11 and 10 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved natural gas liquids reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	In 2013, approximately 1 mmbbl was transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.

	2014			2013			2012
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated entities
At January 1,	2,558	2,555	3	2,186	2,183	3	2,362	2,360	2
Developed	1,938	1,935	3	1,810	1,807	3	1,760	1,758	2
Undeveloped	620	620	—	376	376	—	602	602	(*	)
Revisions of previous estimates (1)	444	441	3	565	564	1	220	219	1
Extensions and discoveries	421	421	—	179	179	—	31	31	—
Improved recovery	1	1	—	2	2	—	4	4	—
Purchase of minerals in place	315	315	—	73	73	—	—	—	—
Sale of minerals in place	(176)	(176)	—	(10)	(10)	—	—	—	—
Production for the year (2)	(547)	(546)	(1)	(437)	(436)	(1)	(432)	(431)	(1)

At December 31, (3) (4)	3,016	3,011	5	2,558	2,555	3	2,186	2,183	3

Developed	2,267	2,262	5	1,938	1,935	3	1,810	1,807	3
Undeveloped	749	749	—	620	620	—	376	376	—

Equity-accounted entities

At January 1,	—	—	—	36	36	—	38	38	—
Developed	—	—	—	36	36	—	38	38	—
Undeveloped	—	—	—	—	—	—	—	—	—
Revisions of previous estimates (1)	—	—	—	—	—	—	8	8	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchase of minerals in place	—	—	—	—	—	—	—	—	—
Sale of minerals in place (5)	—	—	—	(31)	(31)	—	—	—	—
Production for the year (2)	—	—	—	(5)	(5)	—	(10)	(10)	—

At December 31, (3)	—	—	—	—	—	—	36	36	—

Developed	—	—	—	—	—	—	36	36	—
Undeveloped	—	—	—	—	—	—	—	—	—

	2014			2013			2012
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated and Equity-accounted entities
At January 1,
Developed	1,938	1,935	3	1,846	1,844	2	1,797	1,795	2
Undeveloped	620	620	—	376	376	—	602	602	—

Total	2,558	2,555	3	2,222	2,220	2	2,399	2,397	2

At December 31,
Developed	2,267	2,262	5	1,938	1,935	3	1,846	1,844	2
Undeveloped	749	749	—	620	620	—	376	376	—

Total	3,016	3,011	5	2,558	2,555	3	2,222	2,220	2

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas production for the years 2014, 2013 and 2012 includes an estimated approximately 60, 47 and 48 bcf, respectively, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas reserves of consolidated entities as of December 31, 2014, 2013 and 2012 include an estimated approximately 324, 285, and 252 bcf, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	Proved natural gas reserves of consolidated entities and Equity accounted entities as of December 31, 2014, 2013 and 2012 include an estimated of approximately 554, 376 and 293 bcf, respectively, which is consumed as fuel at the field.
(5)	In 2013 approximately 31 bcf were transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.

	2014				2013				2012
Oil equivalent (1)	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign
	(Millions of barrels of oil-equivalent)
Consolidated entities
At January 1,	1,083	1,082	1		979	978	1		1,005	1,004	1
Developed	822	821	1		776	775	1		751	750	1
Undeveloped	261	261	—		203	203	—		254	254	—
Revisions of previous estimates (2)	155	154	2		206	205	1		121	120	1
Extensions and discoveries	129	129	—		61	61	—		24	24	—
Improved recovery	17	17	—		11	11	—		7	7	—
Purchase of minerals in place	74	74	—		15	15	—		—	—	—
Sale of minerals in place	(42)	(42)	—		(9)	(9)	—		—	—	—
Production for the year (3)	(204)	(204)	(*	)	(180)	(179)	(*	)	(178)	(177)	(1)

At December 31, (4)	1,212	1,210	2		1,083	1,082	1		979	978	1

Developed	905	903	2		822	821	1		776	775	1
Undeveloped	307	307	—		261	261	—		203	203	—

Equity-accounted entities

At January 1,	—	—	—		8	8	—		8	8	—
Developed	—	—	—		8	8	—		8	8	—
Undeveloped	—	—	—		—	—	—		—	—	—
Revisions of previous estimates (2)	—	—	—		—	—	—		2	2	—
Extensions and discoveries	—	—	—		—	—	—		—	—	—
Improved recovery	—	—	—		—	—	—		—	—	—
Purchase of minerals in place	—	—	—		—	—	—		—	—	—
Sale of minerals in place (5)	—	—	—		(7)	(7)	—		—	—	—
Production for the year (3)	—	—	—		(1)	(1)	—		(2)	(2)	—

At December 31, (4)	—	—	—		—	—	—		8	8	—

Developed	—	—	—		—	—	—		8	8	—
Undeveloped	—	—	—		—	—	—		—	—	—

	2014			2013			2012
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil-equivalent)
Consolidated and Equity-accounted entities
At January 1,
Developed	822	821	1	783	782	1	759	758	1
Undeveloped	261	261	—	203	203	—	254	254	—

Total	1,083	1,082	1	987	986	1	1,013	1,012	1

At December 31,
Developed	905	903	2	822	821	1	783	782	1
Undeveloped	307	307	—	261	261	—	203	203	—

Total	1,212	1,210	2	1,083	1,082	1	987	986	1

*	Not material (less than 1)
(1)	Volumes of natural gas have been converted to barrels of oil-equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revision of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)	Barrel of oil-equivalent production of consolidated entities for the years 2014 , 2013 and 2012 includes an estimated approximately 27, 23 and 22 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Barrel of oil-equivalent production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

(4)	Proved oil-equivalent reserves of consolidated entities as of December 31, 2014, 2013 and 2012 include an estimated approximately 160, 144 and 130 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved oil-equivalent reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(5)	Approximately 6.5 mmboe were transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.

The paragraphs below explain in further detail the most significant changes in our proved reserves during 2014, 2013 and 2012.

Changes in our estimated proved reserves during 2014

a) Revisions of previous estimates

During 2014, the Company’s proved reserves were revised upwards by 74 million barrels (“mmbbl”) of crude oil, 2 million barrels (“mmbbl”) of natural gas liquids, and 444 billion cubic feet (“bcf”) of natural gas.

The main revisions to proved reserves have been due to the following:

–	The term of concession contracts was extended for several operated and non-operated fields located in Rio Negro and Tierra del Fuego provinces. As a result, approximately 75 mmboe of proved reserves (25.3 mmbbl of crude oil, 1.8 mmbbl of NGL and 268.7 bcf of natural gas) were added. Fields included in this contract are: Tierra del Fuego, Los Chorrillos, Lago Fuego, Estación Fernandez Oro, Señal Picada, El Medanito, Punta Barda, Bajo del Piche and El Santiagueño.

–	Existing development plans were revised and new development plans were finalized for recently acquired fields through the acquisition of the Apache Group assets in the Neuquina and Austral Basins. As a result, a total of 29 mmboe of proved undeveloped reserves (5.2 mmbbl of crude oil, 1.1 mmbbl of NGL and 126.4 bcf of natural gas) were added mainly in the Estación Fernández Oro gas field.

–	In the Golfo San Jorge Basin, a net volume of 7.0 mmboe of proved developed reserves (7.9 mmbbl of crude oil and a decrease of 4.6 bcf of natural gas) was added as a result of better than expected production and revised production forecasts. The main contributors to this increase were the Los Perales (6.4 mmboe), Barranca Baya (3.7 mmboe) and Zona Central-Bella Vista Este (1.8 mmboe) fields, while the Seco León (a decrease of 2.3 mmboe) and Cañadón Yatel (a decrease of 1.0 mmboe) fields performed lower than expected.

–	In the Neuquina Basin, 23.8 mmboe of proved reserves (10.9 mmbbl of crude oil and 73 bcf of natural gas) were added as a result of fields performing above forecast. The contributors to the increase were the Chihuido La Salina (4.1 mmboe), Puesto Hernandez (3.9 mmboe), Chihuido Sierra Negra (3.0 mmboe), Lindero Atravesado (2.8 mmboe), Aguada Pichana (2.5 mmboe), and Loma La Lata Central (2.1 mmboe). The decrease was from the Loma La Lata Norte (a decrease of 1.9 mmboe).

–	A total of 9.2 mmboe of proved reserves (6.1 mmbbl of crude oil and 17.7 bcf of natural gas) was added due to feasibility studies performed to include new projects to the field development plans, mainly in the Volcan Auca Mahuida (1.9 mmboe), Aguada Toledo-Sierra Barrosa (1.9 mmboe), Seco León (1.7 mmboe) and Los Perales (1.5 mmboe) fields.

–	Net results from certain new wells were lower than expected, resulting in a 6.0 mmboe reduction of proved reserves (reductions of 2.2 mmbbl of crude oil, 2.0 mmbbl of NGL and 10.1 bcf of natural gas). The main reductions were in the Rincón del Mangrullo, Loma La Lata Central, Manantiales Behr, Vizcacheras and Cañadón Yatel fields.

b) Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 129 mmboe of proved reserves (40 mmbbl of crude oil, 13 mmbbl of NGL and 421 bcf of natural gas).

–	A total of approximately 32.3 mmboe of proved reserves (1.2 mmbbl of crude oil, 6.9 mmbbl of NGL and 135.7 bcf of natural gas) were added as a result of wells drilled and scheduled to be drilled in the Rincón del Mangrullo area, Mulichinco Tight Gas formation.

–	Drilling activities and development plans in the Aguada Toledo-Sierra Barrosa field resulted in a total addition of approximately 27.9 mmboe of proved reserves (1.2 mmbbl of crude oil and 149.9 bcf of natural gas). Main contributions came from the Lajas Tight Gas formation (22.8 mmboe) and the Lotena formation (2.8 mmboe).

–	A total of 23.4 mmboe (11.8 mmbbl of crude oil, 5.6 mmbbl of NGL and 33.3 bcf of natural gas) of unconventional proved reserves were added as a result of wells drilled in areas with unproved reserves and additional well locations scheduled to be drilled in Loma La Lata Norte (Loma La Lata fields in the Vaca Muerta formation).

–	In the Golfo San Jorge Basin, 17.9 mmboe of proved reserves (13.3 mmboe of crude oil and 26.2 bcf of natural gas) were added as a result of new extension wells drilled and new locations added to the development plan. The main contributors were the Manantiales Behr, Barranca Baya, Cañadón Yatel and Restinga Ali fields.

c) Improved recovery

A total of approximately 17 mmboe of proved reserves were added mainly due to new projects and positive production response, including:

–	In the San Jorge Basin, 15.7 mmbbl of secondary recovery reserves of crude oil were added as a result of new projects and improved production response of existing projects. The main additions were from the Manantiales Behr, El Trebol, Escalante, Barranca Baya and Los Perales fields.

–	In the Neuquina Basin, in the Puesto Hernandez field, proved undeveloped secondary recovery reserves were reduced by 4.5 mmbbl of crude oil, due to changes in workover and drilling scheduled activities in accordance with a new project strategy.

–	This was partially offset by a total of 3.3 mmbbl of proved reserves of crude oil added as a result of production response in the CNQ7 and CNQ7A secondary recovery projects.

d) Sales and acquisitions

–	During 2014, additional gas and oil fields were acquired in the Neuquina Basin (13 fields) and the Austral Basin (2 fields). See Note 13 to the Audited Consolidated Financial Statements. As a result, 69.3 mmboe of proved reserves were added (13.8 mmbbl of crude oil, 0.6 mmbbl of NGL and 308 bcf of natural gas), most of which are from operated fields.

–	On November 17, 2014, we entered into an agreement to extend the joint venture contract with ENAP Sipetrol Argentina S.A. in the Magallanes area, until the concession contract expires which was previously extended (portion located in Santa Cruz) exclusively by us during 2012. This resulted in a 28.9 mmboe reduction (reductions of 3.9 mmbbl of crude oil and 140.0 bcf of natural gas) of proved reserves in this area because YPF’s working interest in these fields was reduced.

Changes in our estimated proved reserves during 2013

a) Revisions of previous estimates

During 2013, the Company’s proved reserves were revised upwards by 106 mmbbl of crude oil, condensate, and NGL, and 564 bcf of natural gas.

The main revisions to proved reserves have been due to the following:

–	The term of concession contracts was extended for several operated and non-operated fields located in Chubut Province. Because of this, approximately 43 mmbbl of proved crude oil reserves and 15 bcf of proved natural gas reserves were added in the Manantiales Behr, El Trebol, Escalante, Zona Central - Bella Vista, Cañadón Perdido, El Tordillo, La Tapera and Sarmiento fields.

–	In the Magallanes field, approximately 36 mmboe (9 mmbbl of crude oil and 150 bcf of natural gas) of proved developed reserves were added as a result of better than expected production and revised expected production until the expiration of the concession contract.

–	A total of 8 mmbbl of liquids and 84 bcf of natural gas proved developed reserves were added in Loma La Lata Central (southern part of Loma La Lata field), mainly because of new projects, revision of existing projects, and a higher than forecasted production performance.

–	In the Golfo San Jorge Basin, Los Perales and Seco León fields, 12 mmboe of proved developed reserves (10.6 mmbbl of crude oil and 8.2 bcf of natural gas) were added because of an improved production performance.

–	A total of 9 mmbbl of liquids and 122 bcf of gas proved reserves were added in the El Porton, Chihuido de la Salina, Chihuido de la Salina Sur and Filo Morado fields in relation with production response, workovers activity and project revision in accordance with updated field response.

–	In the Rincón del Mangrullo field approximately 6 mmbbl of liquids proved reserves, and 74 bcf of mainly proved undeveloped natural gas reserves were added because of additional drilling activity planned for 2014.

–	The Chihuido de la Sierra Negra field added approximately 7 mmbbl of crude oil and 3 bcf of natural gas proved developed reserves due to better than expected production performance.

–	Production rates did not behave as expected in the Aguada Pichana, Puesto Hernández, Aguada Toledo - Sierra Barrosa and Barrancas fields. Proved developed reserves were reduced by 8.8 mmboe based on this new information.

–	New wells drilled during 2013 in several operated areas did not perform as expected. Because of this, proved reserves were reduced by 6 mmbbl of NGL and 4 bcf of natural gas mainly in the Barranca Baya, Loma La Lata Norte, Loma Campana, Cerro Fortunoso, and Vizcacheras fields.

b) Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 61 mmboe of proved reserves (179 bcf of natural gas and 29 mmbbl of crude oil).

–	A total of approximately 27.5 mmboe of proved reserves were added as a result of wells drilled and scheduled to be drilled during 2014 in the Aguada Toledo - Sierra Barrosa field. The main contributions came from the Lajas Tight Gas formation (15.9 mmboe) and the Lotena formation (7.9 mmboe).

–	Unconventional proved developed oil reserves for a total of 10.6 mmboe were added as a consequence of 57 new wells drilled in unproved reserve and resource areas of the Loma La Lata Norte (Loma La Lata fields) in the Vaca Muerta formation.

–	In the Loma Campana field, unconventional proved developed oil reserves for a total of 4.0 mmboe were added related to 22 new wells drilled in unproved reserves and resources areas.

–	In the Golfo San Jorge Basin, extensions drilled in the Seco León field (25 new wells) allowed the addition of approximately 2.8 mmboe of proved reserves, mainly crude oil.

–	Also in the Golfo San Jorge Basin, 37 new extension wells drilled in the Barranca Baya field added 2.6 mmboe of mainly crude oil reserves.

c) Improved recovery

A total of approximately 11.5 mmboe of proved oil reserves have been added due to positive production response, new production and injection wells, and from workovers, performed as part of the improved recovery projects, including:

–	In the Neuquina Basin, Aguada Toledo - Sierra Barrosa field, approximately 6.3 mmboe of oil reserves were added as a result of new scheduled secondary recovery projects, extension projects, and new wells drilled in the area.

–	In the San Jorge Basin, Manantiales Behr and El Trebol fields, 3.4 mmboe of secondary recovery reserves were added as a result of recovery factor improvements based on new drilling and project optimization.

–	In the Neuquina Basin in Cerro Fortunoso field, proved undeveloped reserves were reduced by approximately 3.7 mmboe because of observed changes in the behavior of a secondary recovery pilot project.

d) Sales and acquisitions

–	The acquisition of a 23% working interest in the Aguarague and San Antonio Sur fields of the Noroeste Basin resulted in the addition of approximately 8.9 mmboe of proved reserves. YPF’s working interest in this field is currently 53%.

–	The execution of a contract for a joint venture project for the development and operation of the Loma Campana and Loma La Lata Norte (North of Loma La Lata) fields resulted in an 8.8 mmboe reduction in proved reserves of Vaca Muerta and Quintuco formations. As part of this agreement, YPF’s working interest in these fields changed from 100% to 50%.

–	Approximately 6.5 mmboe were transferred to Consolidated Entities as a result of YPF Energía Eléctrica’s working interest in the Ramos field. These rights were previously owned by Pluspetrol Energy and are thus disclosed under Equity-Accounted Entities reserves.

Changes in our estimated proved reserves during 2012

a) Revisions of previous estimates:

During 2012, the Company’s proved reserves were revised upwards by 82 mmbbl of crude oil, condensate and NGL and 220 bcf of natural gas.

The main revisions to proved reserves have been due to the following:

–	Negotiation of the extension of exploitation concessions in the provinces of Santa Cruz, Salta and Tierra del Fuego (See Note 11.b) resulted in 79 mmbbl of crude oil, condensate and NGL and 231 bcf of gas were additions to proved reserves during 2012.

–	Crude oil, condensate and NGL production performed better than expected during 2012, resulting in approximately 27 mmbbl additions to proved developed reserves. The main additions to crude oil, condensate and NGL reserves were from the Aguada Pichana, Chihuido de la Sierra Negra, Puesto Hernández, Seco León, Los Perales and Lomas del Cuy fields.

–	In the Vizcacheras, Tierra del Fuego and Barrancas areas, a total of approximately 7 mmbbl of oil were discounted from proved developed reserves due to poor production results.

–	A total of approximately 121 bcf were added as proved developed natural gas reserves as a result of better than expected production performance. This increase was mainly based on additions from the Aguada Pichana, Loma La Lata, Ramos, Aguada Toledo – Sierra Barrosa and Paso Bardas Norte fields.

–	A reduction of 25 mmboe of unconventional Vaca Muerta reservoir as a result of incorporating new information according to the behavior of the project, while it continues to execute the pilot project.

–	Due to revision of development projects studies, approximately 12 mmboe of proved undeveloped reserves were discounted, mainly in the Lotena formation, Loma La Lata field.

–	Approximately 6 mmboe of proved reserves were added mainly in the Cañadón Yatel, Volcan Auca Mahuida and Las Manadas fields as a consequence of the addition of new development project studies to our plan.

–	An addition of approximately 3 mmboe of proved reserves were achieved as a result of successful workover activities performed in some areas, mainly in the Chihuido La Salina Sur, Volcan Auca Mahuida and Los Perales fields.

–	Results of some of our development wells were below expectations in certain areas, resulting in a downward revision of approximately 4 mmboe of proved reserves, mainly in Loma La Lata, Seco León, Manantiales Behr and Barranca Baya fields.

b) Improved recovery

A total of approximately 7 mmbbl of proved oil reserves have been added due to positive production response, new production and injection wells, and from workovers, performed as part of the improved recovery projects mainly in Aguada Toledo - Sierra Barrosa, CNQ 7A and Chihuido de la Sierra Negra fields.

c) Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 24 mmboe of proved reserves (31 bcf of natural gas and 18 mmbbl of oil).

–	In Vizcacheras field approximately 7 mmboe of proved reserves were added as a result of drilled wells and development projects associated with exploratory well ViO.x-2.

–	In Loma La Lata field, 24 new wells drilled in unproved reserves area contributed approximately 2.5 mmbbl of crude oil, condensate and NGL and 4.4 bcf of gas of proved reserves mainly from the Vaca Muerta and Quintuco formations.

–	In Aguada Pichana field similar activity carried out drilling 10 new wells in an unproved reserves area accounted for approximately 7 bcf of proved reserves additions related to extensions and discoveries.

–	As a result of the drilling activity in unproved reserve areas approximately 5 mmboe of proved oil reserves were added in the Manantiales Behr (approximately 1.4 mmboe), Aguada Toledo - Sierra Barrosa (approximately 2 mmboe), Lindero Atravesado (approximately 1 mmboe), Barranca Baya (approximately 1.2 mmboe) and Cañadón Yatel (approximately 1.1 mmboe) fields.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2014, 2013 and 2012:

	2014			2013			2012
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	260,759	2,763	263,522	177,058	1,869	178,927	119,579	1,291	120,870
Support equipment and facilities	11,037	—	11,037	7,601	—	7,601	5,437	—	5,437
Drilling and work in progress	26,903	—	26,903	8,998	—	8,998	5,739	—	5,739
Unproved oil and gas properties	3,587	84	3,671	4,577	83	4,660	3,833	78	3,911

Total capitalized costs	302,286	2,847	305,133	198,234	1,952	200,186	134,588	1,369	135,957
Accumulated depreciation and valuation allowances	(192,010)	(2,308)	(194,318)	(133,558)	(1,676)	(135,234)	(93,316)	(1,142)	(94,458)

Net capitalized costs	110,276	539	110,815	64,676	276	64,952	41,272	227	41,499

	2014			2013			2012
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	—	—	—	—	—	—	278	—	278
Support equipment and facilities	—	—	—	—	—	—	—	—	—
Drilling and work in progress	—	—	—	—	—	—	—	—	—
Unproved oil and gas properties	—	—	—	—	—	—	—	—	—

Total capitalized costs	—	—	—	—	—	—	278	—	278
Accumulated depreciation and valuation allowances	—	—	—	—	—	—	(212)	—	(212)

Net capitalized costs	—	—	—	—	—	—	66	—	66

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2014, 2013 and 2012:

	2014			2013			2012
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Acquisition of unproved properties	2,784	—	2,784	—	—	—	—	—	—
Acquisition of proved properties	5,719	—	5,719	78	—	78	—	—	—
Exploration costs	3,170	189	3,359	1,626	57	1,683	1,644	237	1,881
Development costs	37,615	182	37,797	26,160	15	26,175	9,073	106	9,179

Total costs incurred	49,288	371	49,659	27,864	72	27,936	10,717	343	11,060

	2014			2013			2012
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Exploration costs	—	—	—	—	—	—	—	—	—
Development costs	—	—	—	—	—	—	3	—	3

Total costs incurred	—	—	—	—	—	—	3	—	3

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

	2014			2013			2012
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	6,823	361	7,184	2,751	276	3,027	4,437	243	4,680
Net intersegment sales	62,093	—	62,093	38,908	—	38,908	27,053	—	27,053

Total net revenues	68,916	361	69,277	41,659	276	41,935	31,490	243	31,733
Production costs	(37,193)	(81)	(37,274)	(24,938)	(55)	(24,993)	(18,904)	(54)	(18,958)
Exploration expenses	(1,712)	(173)	(1,885)	(770)	(59)	(829)	(298)	(284)	(582)
Depreciation and expense for valuation allowances	(17,067)	(113)	(17,180)	(9,464)	(135)	(9,599)	(6,789)	(105)	(6,894)
Other	(1,296)	48	(1,248)	(715)	—	(715)	(475)	—	(475)

Pre-tax income from producing activities	11,648	42	11,690	5,772	27	5,799	5,024	(200)	4,824
Income tax expense	(3,777)	(38)	(3,815)	(1,997)	(22)	(2,019)	(1,752)	—	(1,752)

Results of oil and gas producing activities	7,871	4	7,875	3,775	5	3,780	3,272	(200)	3,072

	2014			2013			2012
Company’s share in equity method investees’ capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	—	—	—	—	—	—	96	—	96
Net intersegment sales	—	—	—	—	—	—	31	—	31

Total net revenues	—	—	—	—	—	—	127	—	127
Production costs	—	—	—	—	—	—	(56)	—	(56)
Depreciation and expense for valuation allowances	—	—	—	—	—	—	(27)	—	(27)

Pre-tax income from producing activities	—	—	—	—	—	—	44	—	44
Income tax expense	—	—	—	—	—	—	(15)	—	(15)

Results of oil and gas producing activities	—	—	—	—	—	—	29	—	29

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the prices used for reserves estimates as of year-end (the “average price”). Accordingly, crude oil prices used to determine reserves were calculated at the beginning of each month, for crude oils of different quality produced by the Company. The Company considered the realized prices for crude oil in the domestic market taking into account the effect of exports taxes as were enforced by the enacted laws as of each of the corresponding years (until 2016 in accordance with Law No. 26,732). For the years beyond the mentioned periods, the Company considered the unweighted average price of the first-day-of-the-month price for each month within the twelve-month period ended December 31, 2014, 2013 and 2012, respectively, which refers to the WTI prices adjusted by each different quality produced by the Company. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the years ended December 31, 2014, 2013 and 2012 to determine its gas reserves.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 8.55, 6.52 and 4.90 to US$ 1, as of December 31, 2014, 2013 and 2012, respectively.

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

	2014			2013			2012
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)(2)	513,786	644	514,430	357,749	641	358,390	224,894	305	225,199
Future production costs (2)	(252,073)	(228)	(252,301)	(185,727)	(151)	(185,879)	(118,603)	(102)	(118,705)
Future development costs	(71,617)	(74)	(71,691)	(49,164)	(180)	(49,344)	(27,013)	(1)	(27,014)
Future income tax expenses	(37,454)	(116)	(37,570)	(25,403)	(150)	(25,553)	(14,042)	(65)	(14,107)
10% annual discount for estimated timing of cash flows	(53,403)	(82)	(53,485)	(35,935)	(54)	(35,989)	(24,793)	(18)	(24,811)

Standardized measure of discounted future net cash flows	99,239	144	99,383	61,520	106	61,626	40,443	119	40,562

	2014			2013			2012
Company’s share in equity method investee’s standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)(2)	—	—	—	—	—	—	528	—	528
Future production costs	—	—	—	—	—	—	(172)	—	(172)
Future income tax expenses	—	—	—	—	—	—	(101)	—	(101)
10% annual discount for estimated timing of cash flows	—	—	—	—	—	—	(61)	—	(61)

Standardized measure of discounted future net cash flows	—	—	—	—	—	—	194	—	194

(1)	For the years ended December 31, 2014, 2013 and 2012, future cash inflows are stated net of the effect of withholdings on exports until 2016 in accordance with Law No. 26,732.
(2)	Does not include amounts corresponding to volumes consumed or flared in operation.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2014, 2013 and 2012:

	2014		2013			2012
	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees		Consolidated	Company’s share in equity method investees
Beginning of year	61,626	—	40,562	194		35,718	215
Sales and transfers, net of production costs	(29,426)	—	(20,402)	—		(14,932)	(120)
Net change in sales and transfer prices, net of future production costs	(651)	—	3,174	—		(6,206)	(32)
Changes in reserves and production rates (timing)	14,588	—	21,996	—		7,378	14
Net changes for extensions, discoveries and improved recovery	18,423	—	6,963	—		3,967	—
Net change due to purchases and sales of minerals in place	7,294	—	—	—		—	—
Changes in estimated future development and abandonment costs	(13,134)	—	(11,012)	—		(94)	9
Development costs incurred during the year that reduced future development costs	12,128	—	7,544	—		4,821	3
Accretion of discount	7,069	—	4,592	—		3,419	17
Net change in income taxes	2,567	—	(5,284)	—		1,583	58
Others	18,899	—	13,493	(194	)(1)	4,908	30

End of year	99,383	—	61,626	—		40,562	194

(1)	In 2013, approximately 194 were transferred to Consolidated Entities as a result of YPF Energía Eléctrica’s working interest on Ramos Field. These discounted future net cash flows were previously owned by former Pluspetrol Energy and thus disclosed under Company’s share in equity method investees.

Exhibit I

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

CONSOLIDATED COMPANIES, JOINT VENTURES AND AFFILIATED

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1.b.1)

a) Consolidated companies(12)

2014
Information of the issuer
Description of the Securities	Last Financial Statements Available
Name and Issuer	Class	Face Value	Amount	Main Business	Registered Address	Date	Capital Stock	Net Income (Loss)	Equity	Holding in Capital Stock
Controlled companies:(12)
YPF International S.A. (8)	Common	Bs.	100	2,535,114	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-14	310	(310)	12	99,99%
YPF Holdings Inc. (8)	Common	US$	0.01	810,614	Investment and finance	1330 Lake Robbins Drive, Suite 300, The Woodlands, Texas, U.S.A.	12-31-14	6,890	(1,482)	(2,172)	100,00%
Operadora de Estaciones de Servicios S.A.	Common	$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-14	164	358	555	99,99%
A-Evangelista S.A.	Common	$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-14	307	134	526	100,00%
YPF Servicios Petroleros S.A.	Common	$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-11	—	(10)	30	39	100,00%
YPF Inversora Energética S.A. (9)	Common	$1	67,608,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	09-30-14	68	(497)	(370)	100,00%
YPF Energía Eléctrica S.A. (13)	Common	$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	09-30-14	30	289	654	100,00%
YPF Chile S.A. (14)	Common	—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322, Módulo B1, Quilicura, Santiago	12-31-14	391	(105)	502	100,00%
YPF Tecnología S.A.	Common	$1	98,991,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services.	Macacha Güemes 515, Buenos Aires, Argentina	12-31-14	194	68	353	51,00%
YPF Europe B.V. (8)	Common	US$	0,01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	— (11)	—	(11)	—	(11)	—	(11)	100,00%
YSUR Argentina Investment S.à.r.l.(8)	Common	US$	1	20,000	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	09-30-14	—	(10)	(1,605)	2,799	100,00%
YSUR Argentina Corporation (8)	Common	US$	1	1,000,000	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	09-30-14	84	(376)	—	100,00%
YSUR Petrolera Argentina S.A.(8)	Common	$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	12-31-14	634	(34)	365	100,00%

b) Companies valued using the equity method

	2014
								Information of the issuer
	Description of the Securities									Las Financial Statements Available						2013		2012
Name and Issuer	Class	Face Value		Amount	Book Value(3)		Cost(2)	Main Business	Registered Address	Date	Capital Stock	Net Income (Loss)	Equity	Holding in Capital Stock		Book Value(3)		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(8)	Common		$1	244,246,140	778		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-14	643	172	1,028	38.00%		408		199
Profertil S.A.(8)	Common		$1	391,291,320	1,231		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	09-30-14	783	353	1,311	50.00%		1,088		818
Refinería del Norte S.A.	Common		$1	45,803,655	423		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-14	92	305	883	50.00%		413		294

					2,432		—									1,909		1,311

Affiliated Companies:
Oleoductos del Valle S.A.	Common		$10	4,072,749	99	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	12-31-14	110	90	296	37.00%		70	(1)	67	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	71		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	09-30-14	14	49	222	33.15%		55		58
Oiltanking Ebytem S.A. (8)	Common		$10	351,167	88		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12-31-14	12	94	125	30.00%		58		44
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	14		—	Gas transportation by pipeline	San Martín 323, P. 13º, Buenos Aires, Argentina	12-31-13	156	40	232	10.00%		16		6
Central Dock Sud S.A.	Common		$0.01	11,869,095,147	110		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-13	356	(473)	(382)	10.25	%(5)	—	(7)	—	(7)
Inversora Dock Sud S.A.	Common		$1	355,270,303	336		445	Investment and finance	Pasaje Ingeniero Butty 220, P. 16°, Buenos Aires, Argentina	12-31-13	241	(284)	(101)	42.86%		—	(7)	71
Pluspetrol Energy S.A. (15)	—	—	—	—	—		—	—	—	—	—	—	—	—		—		344
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	12,135,167	22		—	Oil transportation by pipeline	Macacha Güemes 515, P. 3°, Buenos Aires, Argentina	12-31-14	34	14	62	36.00%		15		12
Other companies:
Others (4)	—	—	—	—	17		126	—	—	—	—	—	—	—		13		13	(15)

					757		707									227		615

					3,189		707									2,136		1,926

(1)	Holding in shareholders’ equity, net of intercompany profits.
(2)	Cost net of cash dividends and stock redemption.
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.
(4)	Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A. and Bioceres S.A.
(5)	Additionally, the Company has a 29,99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	Holding in negative shareholders’ equity as of December 31, 2014, 2013 and 2012 was disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF accounting methods.
(8)	The U.S. dollar has been defined as the functional currency of this company.
(9)	During 2013, YPF Inversora Energética S.A., took control of GASA. As of September 30, 2014 the Company owns directly and indirectly 100% of the capital stock of GASA, which owns 70% of the capital stock of MetroGAS (see Note 13).
(10)	No value is disclosed as the carrying value is less than 1.
(11)	The Company has been spun-off (see Note 13).
(12)	Additionally, YPF Services USA Corp., Compañía de Inversiones Mineras S.A., YPF Perú SAC., YPF Brasil Comercio Derivado de Petróleo Ltd., Wokler Investment S.A., YPF Colombia S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Miwen S.A., YSUR Argentina Holdings S.à.r.l. and Energía Andina S.A. have been consolidated.
(13)	Company created as a consequence of the spun-off of Pluspetrol Energy S.A. (see note 13).
(14)	The peso chileno has been defined as functional currency for this company.
(15)	The Company has been split (see Note 5).

Exhibit II

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

INTEREST IN JOINT OPERATIONS AND OTHER AGREEMENTS

As of December 31, 2014, the main exploration and production joint operations and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest		Operator
Acambuco Salta	22.50%		Pan American Energy LLC
Aguada Pichana Neuquén	27.27%		Total Austral S.A.
Aguaragüe Salta	53.00%		Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%		Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%		YPF S.A.
Consorcio CNQ 7/A La Pampa and Mendoza	50.00%		Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%		Tecpetrol S.A.
Llancanelo Mendoza	51.00%		YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%		Enap Sipetrol Argentina S.A.
Palmar Largo Formosa and Salta	30.00%		Pluspetrol S.A.
Loma Campana Neuquén	50.00%		YPF S.A.
Ramos Salta	42.00%		Pluspetrol Energy S.A.
Rincón de Mangrullo Neuquén	50.00%		YPF S.A.
San Roque Neuquén	34.11%		Total Austral S.A.
Tierra del Fuego Tierra del Fuego	100.00%		Petrolera L.F. Company S.R.L.
Yacimiento La Ventana Mendoza	70.00	%(1)	YPF S.A.
Zampal Oeste Mendoza	70.00%		YPF S.A.
Neptune USA	15.00%		BHPB Pet (Deepwater) Inc.

(1)	See Note 5.

Exhibit III

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

BALANCE SHEET AS OF DECEMBER 31, 2014 AND COMPARATIVE INFORMATION

MONETARY ASSETS AND LIABILITIES DENOMINATED IN CURRENCIES OTHER THAN ARGENTINE PESOS

INFORMATION REQUIRED BY ARTICLE 63 OF LAW No. 19,550

(amount expressed in million)

Account	Foreign currency and amount						Exchange rate in pesos as of 12-31-14		Value in pesos as of 12-31-14
	12-31-2012		12-31-2013		12-31-2014
Noncurrent Assets
Trade receivables	BRL	—	BRL	—	BRL	5	3.20	(1)	16
Other receivables and advances	US$	80	US$	319	US$	73	8.45	(1)	617
	UYU	26	UYU	—	UYU	—	—	(1)	—
	BRL	—	BRL	4	BRL	6	3.20	(1)	19

Total noncurrent assets									652

Current Assets
Trade receivables	US$	176	US$	263	US$	341	8.45	(1)	2,881
	UYU	2	UYU	—	UYU	—	—	(1)	—
	CLP	5,839	CLP	8,688	CLP	11,043	0.01	(1)	110
	BRL	—	BRL	21	BRL	24	3.20	(1)	77
Other receivables and advances	US$	113	US$	502	US$	473	8.45	(1)	3,997
		€3		€3		€3	10.26	(1)	31
	BRL	—	BRL	—	BRL	3	3.20		10
	UYU	105	UYU	34	UYU	—	—	(1)	—
	BOP	6	BOP	—	BOP	—	—	(1)	—
	CLP	—	CLP	1,087	CLP	4,344	0.01	(1)	43

Cash and equivalents	US$	98	US$	649	US$	647	8.45	(1)	5,467
	BOP	33	BOP	—	BOP	—	—	(1)	—
	CLP	997	CLP	189	CLP	—	—	(1)	—
	UYU	50	UYU	6	UYU	—	—	(1)	—
	BRL	—	BRL	4	BRL	—	—	(1)	—

Total current assets									12,616

Total assets									13,268

Noncurrent Liabilities
Provisions	US$	1,233	US$	2,095	US$	2,785	8.55	(2)	23,812
Other taxes payables	US$	—	US$	16	US$	—	—	(2)	—
Salaries and social security	US$	3	US$	1	US$	—	—	(2)	—
Loans	US$	1,087	US$	1,980	US$	2,861	8.55	(2)	24,461
Accounts payable	US$	5	US$	60	US$	55	8.55	(2)	470
	UYU	—	UYU	8	UYU	—	—	(2)	—

Total noncurrent liabilities									48,743

Current Liabilities
Provisions	US$	58	US$	123	US$	177	8.55	(2)	1,513
Loans	US$	736	US$	985	US$	920	8.55	(2)	7,866
	BRL	—	BRL	13	BRL	16	3.20	(2)	51
Salaries and social security	US$	1	US$	2	US$	3	8.55	(2)	26
	UYU	9	UYU	10	UYU	—	—	(2)	—
	BRL	—	BRL	2	BRL	2	3.20	(2)	6
Accounts payable	US$	1,479	US$	1,776	US$	2,015	8.55	(2)	17,228
		€48		€186		€24	10.41	(2)	248
	UYU	74	UYU	27	UYU	—	—	(2)	—
	BOP	53	BOP	23	BOP	—	—	(2)	—
	CLP	4,994	CLP	6,629	CLP	6,387	0.01	(2)	64
	BRL	—	BRL	6	BRL	11	3.20	(2)	35

Total current liabilities									27,037

Total liabilities									75,780

(1)	Buying exchange rate.
(2)	Selling exchange rate.