Form 20-F
period 2015-12-31
YPF SOCIEDAD ANONIMA
filed 2016-03-17
CIK 904851

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

The number of outstanding shares of each class of stock of YPF Sociedad Anónima as of December 31, 2015 was:

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

Disclosure of Certain Information

In this annual report, references to “Audited Consolidated Financial Statements” are to YPF’s audited consolidated statement of financial position as of December 31, 2015, 2014 and 2013, YPF’s audited consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013, YPF’s audited consolidated statements of cash flows for the years ended December 31, 2015, 2014 and 2013, YPF’s audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2015, 2014 and 2013 and the related notes thereto.

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

Forward-Looking Statements

This annual report, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the Company’s ability to satisfy our long-term sales commitments from future supplies available to the Company, our ability to pay dividends in the future and to service our outstanding debt, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business, strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, WACC (weighted average cost of capital) investments and ability to meet our long-term sales commitments or pay dividends or service our outstanding debt could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the domestic and international prices for crude oil, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations, including the imposition of further government restrictions on the Company’s business, changes in our business strategy and operations, our ability to find partners or raise funding under our current control, the ability to maintain the Company’s concessions, and general economic and business conditions in Argentina, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects.” YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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

Abbreviations:

“bbl”	Barrels.
“bbl/d”	Barrels per day.
“bcf”	Billion cubic feet.
“bcf/d”	Billion cubic feet per day.
“bcm”	Billion cubic meters.
“bcm/d”	Billion cubic meters per day.
“boe”	Barrels of oil equivalent.
“boe/d”	Barrels of oil equivalent per day.
“cm”	Cubic meter.
“cm/d”	Cubic meters per day.
“dam 3”	Cubic dekameters (thousand cubic meters).
“GWh”	Gigawatt hours.
“HP”	Horsepower.
“km”	Kilometers.
“km2”	Square kilometers.
“liquids”	Crude oil, condensate and natural gas liquids.
“LNG”	Liquefied natural gas.
“LPG”	Liquefied petroleum gas.
“m”	Thousand.
“mbbl”	Thousand barrels.
“mbbl/d”	Thousand barrels per day.
“mcf”	Thousand cubic feet.
“mcf/d”	Thousand cubic feet per day.
“mcm”	Thousand cubic meters.
“mcm/d”	Thousand cubic meters per day.
“mboe”	Thousand barrels of oil equivalent.
“mboe/d”	Thousand barrels of oil equivalent per day.
“mm”	Million.
“mmbbl”	Million barrels.
“mmbbl/d”	Million barrels per day.
“mmboe”	Million barrels of oil equivalent.
“mmboe/d”	Million barrels of oil equivalent per day.
“mmBtu”	Million British thermal units.
“mmcf”	Million cubic feet.
“mmcf/d”	Million cubic feet per day.
“mmcm”	Million cubic meters.
“mmcm/d”	Million cubic meters per day.
“mtn”	Thousand tons.
“MW”	Megawatts.
“NGL”	Natural gas liquids.
“psi”	Pound per square inch.
“WTI”	West Texas Intermediate.

PART I

ITEM 1.	Identity of Directors, Senior Managers and Advisers

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

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

In this annual report, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2015 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina) (the “Central Bank”) on December 31, 2015 of Ps. 13.01 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on March 15, 2016 was Ps. 14.61 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “—Exchange Rates.”

The financial data contained in this annual report as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from our Audited Consolidated Financial Statements included in this annual report. See Note 20 to the Audited Consolidated Financial Statements. The financial data contained in this annual report as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from our consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 included in our 2013 20-F.

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of pesos, except for per share and per ADS data)
Consolidated Statement of Comprehensive Income Data(1) :
Revenues (2)	156,136	141,942	90,113	67,174	56,211
Gross profit	36,599	37,450	22,019	16,907	15,068
Administrative expenses	(5,586)	(4,530)	(2,686)	(2,232)	(1,822)
Selling expenses	(11,099)	(10,114)	(7,571)	(5,662)	(5,438)
Exploration expenses	(2,473)	(2,034)	(829)	(582)	(574)
Other operating results, net	(853)	(1,030)	227	(528)	(46)
Operating income	16,588	19,742	11,160	7,903	7,188
Income on long-term investments	318	558	353	114	685
Interest expense	(10,605)	(7,336)	(3,833)	(1,557)	(1,045)
Other financial income (expense), net	22,762	9,108	6,668	2,105	758
Income before income tax	29,063	22,072	14,348	8,565	7,586
Income tax	(24,637)	(13,223)	(9,269)	(4,663)	(3,141)
Net income	4,426	8,849	5,079	3,902	4,445
Total other Comprehensive income	43,758	16,276	12,031	4,241	1,852
Total comprehensive income	48,184	25,125	17,110	8,143	6,297
Earnings per share and per ADS(4)	11.68	22.95	13.05	9.92	11.30
Dividends per share and per ADS (4) (in pesos)	1.28	1.18	0.83	0.77	14.15
Dividends per share and per ADS (4)(5) (in U.S. dollars)	0.14	0.14	0.13	0.16	3.39
Consolidated Statement of Financial Position Data
Cash	15,387	9,758	10,713	4,747	1,112
Working capital (3)	(2,818)	(11,266)	1,706	(2,582)	(7,750)
Total assets	363,453	208,554	135,595	79,949	60,990
Total loans (6)	105,751	49,305	31,890	17,104	12,198
Shareholders’ equity (7)	120,461	72,781	48,240	31,260	23,420
Other Consolidated Financial Data
Fixed assets depreciation and intangible assets amortization	27,008	20,405	11,433	8,281	6,499
Cash used in fixed asset acquisitions and intangible assets	63,774	50,213	27,639	16,403	12,156

(1)	The consolidated financial statements reflect the effect of the application on the functional and reporting currency. See Note 1.b.1 to the Audited Consolidated Financial Statements.
(2)	Revenues are net of payments on account of fuel transfer taxes and turnover taxes. Customs duties on hydrocarbon exports are disclosed in taxes, charges and contributions, as indicated in Note 6.n to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.15 to the Audited Consolidated Financial Statements.
(3)	Working capital consists of consolidated total current assets minus consolidated total current liabilities as of December 31, 2015, December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011.
(4)	Information has been calculated based on our outstanding share capital of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(5)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of the dividend payment.
(6)	Total loans include non-current loans of Ps. 77,934 million, Ps. 36,030 million, Ps. 23,076 million, Ps. 12,100 million and Ps. 4,435 million as of December 31, 2015, 2014, 2013, 2012 and 2011, respectively, and current loans of Ps. 27,817 million, Ps. 13,275 million, Ps. 8,814 million, Ps. 5,004 million and Ps. 7,763 million as of December 31, 2015, 2014, 2013, 2012 and 2011, respectively. See Note 6.j to the Audited Consolidated Financial Statements.
(7)	Our subscribed share capital as of December 31, 2015 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps. 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing. See “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors and Supervisory Committee,” “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” and Note 1.b.10.iii to the Audited Consolidated Financial Statements in relation to shares purchased by YPF and allocated to our employees as part of our employee compensation plans.

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate which required the Central Bank to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine congress enacted the Public Emergency and Foreign Exchange System Reform Law (Law No. 25,561, the “Public Emergency Law”), formally putting an end to the Convertibility Law regime and abandoning over ten years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2017 by Law No. 27,200, grants the National Executive Office the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002, although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis. The annual rate of devaluation of the peso was approximately 52.1% from December 31, 2014 to December 31, 2015, based on the period-end exchange rates for U.S. dollars as of December 31, 2015 and 2014, and the Argentine peso was subject to a devaluation of approximately 34.2% during December 2015. See “—Risk Factors—Risks Relating to Argentina—Our business is highly dependent upon economic conditions in Argentina.”

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average (1)	Period End
	(pesos per U.S. dollar)
Year ended December 31,
2011	3.97	4.30	4.15	4.30
2012	4.30	4.92	4.58	4.92
2013	4.92	6.52	5.54	6.52
2014	6.54	8.56	8.23	8.55
2015	8.73	13.76	9.39	13.01
Month
September 2015	9.30	9.42	9.37	9.42
October 2015	9.43	9.55	9.49	9.55
November 2015	9.56	9.69	9.63	9.69
December 2015	9.70	13.76	11.43	13.01
January 2016	13.07	13.94	13.65	13.90
February 2016	14.09	15.58	14.81	15.58
March 2016 (2)	14.61	15.92	15.30	14.61

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.
(2)	Through March 15, 2016.

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

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. In June 2005, the government established new regulations on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days (the “Mandatory Deposit”). However, in December 2015, the Ministry of Budget and Finance reduced the period in which the incoming funds must remain in Argentina from 365 calendar days to 120 calendar days and also reduced the Mandatory Deposit from 30% to 0%. In addition, the Argentine Central Bank lifted many of the restrictions imposed on transferring funds abroad and on capital flows into Argentina. In this regard, the Argentine Central Bank’s regulation provides that Argentine individuals and legal entities do not need the Central Bank’s prior approval to acquire foreign currency used for portfolio investments abroad. This includes investment in real estate located abroad, loans to non-residents, direct investments made by Argentine residents abroad, portfolio investments made by Argentine residents abroad, other investments abroad made by Argentine residents, portfolio investments made by legal entities abroad, purchase of foreign currency in Argentina, purchase of travelers checks and donations, as long as the purchases do not exceed an aggregate amount of U.S.$2,000,000 per calendar month and all the entities are authorized to trade in foreign currency. Under the exchange regulations currently in force, restrictions exist in respect of the repatriation of funds or investments by non-Argentine residents. For instance, the repatriation by non-Argentine residents of funds received as a result of the sale of the Class D shares in the secondary market is subject to demonstrating that the funds used to make the investment in the Class D shares were transferred to Argentina at least 120 days before the proposed repatriation and obtaining a certificate from an Argentine financial entity or Argentine stock exchange stating the date and amount of the settlement of the funds in the Argentine exchange market from the investment in Class D shares. The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent that such dividend payments are made in connection with audited financial statements and are approved by a shareholders’ meeting. See “—Risk Factors—Risks Relating to Argentina—We are subject to exchange and capital controls.”

Risk Factors

The risks and uncertainties described below are those known by us as of the date of this report. However, such risks and uncertainties may not be the only ones that we could face. Additional risks and uncertainties that are unknown to us or that we currently think are immaterial also may impair our business operations.

Risks Relating to Argentina

The Argentine federal government controls the Company according to domestic energy policies in accordance with Law No. 26,741 (the “Expropriation Law”).

The Argentine federal government controls the Company, and consequently, the federal government is able to determine substantially all matters requiring approval by a majority of our shareholders, including the election of a majority of our directors, and is able to direct our operations. The Expropriation Law has declared achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. In addition, should Argentina be unable to meet its energy requirements, this could have a material adverse impact on the Argentine economy and negatively impact our results of operations. We cannot assure you that the decisions taken by our controlling shareholders for the purpose of achieving the targets set forth in the Expropriation Law would not differ from your interests as a shareholder. In addition, according to the Argentine Constitution, presidential elections take place every four years. Accordingly, changes in policy may result in changes in our management and/or our strategy. We cannot assure you if and when any such changes may occur, nor the impact they may have on our business.

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

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. In 2012, the Argentine economy experienced a slowdown with gross domestic product (“GDP”) increasing at a rate of 1.9% on an annualized basis compared to the preceding year according to the methodology of calculation prevailing until March 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP using 2004 as the base year as opposed to 1993, which was the base reference year under the prior method of calculating GDP. As a result of this new method, the estimated GDP growth rate for 2013 was revised from 4.9% to 2.9%. As of the date of this annual report, the provisional figures of the Argentina’s estimated GDP growth rate for 2014 and the first half of 2015 published by the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”) are 0.5% and 2.2%, respectively. No assurances can be given that the rate of growth experienced over past years will be achieved in subsequent years or that the economy will not contract. If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate further, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial condition and results of operations.

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively, and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7%, 13.1% and 14.7%, respectively. In 2014, the Argentine government established a new consumer price index, known as the “IPCNU,” that more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCNU increased 23.9% in 2014 and increased 10.7% from January 2015 to September 2015. The wholesale price index increased 28.3% in 2014 and increased 11.9% from January 2015 to October 2015. Before the new administration took office, certain private sector analysts believed that the inflation rate was significantly higher than the rate published by INDEC. On January 7, 2016 through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that its administration since 2006 was irregular and it would reorganize. As a result, INDEC would not publish new information until at least June 2016. There can be no assurance of the potential impact these changes may have on our results of operations and financial condition. According to a price index published by the government of the City of Buenos Aires, inflation in the city was 3.9%, 4.1% and 4.0% in December 2015, January 2016 and February 2016, respectively. Previously, from December 2014 to November 2015, inflation averaged less than 2.0% per month. Increased rates of inflation in Argentina could increase our costs of operation, and may negatively impact our results of operations and financial condition. There can be no assurance that inflation rates will not increase in the future.

Argentine economic results are dependent on a variety of factors, including, but not limited to, the following:

•	international demand for Argentina’s principal exports;

•	international prices for Argentina’s principal commodity exports;

•	stability and competitiveness of the peso against foreign currencies;

•	competitiveness and efficiency of domestic industries and services;

•	levels of consumer consumption and foreign and domestic investment and financing; and

•	the rate of inflation.

The Argentine economy is also particularly sensitive to local political developments. Mauricio Macri was elected president of Argentina, and his administration took office on December 10, 2015. The new administration faces challenges in respect of Argentina’s economy, such as reducing the rate of inflation and a further devaluation of the Argentine peso, improving the competitiveness of the local industries and normalizing or adjusting prices of certain goods and services, such as electricity and natural gas in certain residential consumers of Argentina. Some of the measures necessary to meet these objectives could be unpopular and generate political and social opposition or unrest. As a result, it is difficult to predict the impact of these measures on the Argentine economy as a whole and the energy sector in particular, including revisions and reforms to pricing mechanisms for oil and gas and elimination of energy subsidies, as well as other policy changes that may affect the energy sector. This includes decisions that the new administration has already taken, such as the elimination of exchange restrictions, or future measures it may take to address inflation or changes to the exchange rate. Uncertainty regarding the measures to be taken by the new administration on the economy could further lead to price volatility of Argentine companies, including in particular companies like ours in the energy sector, given the high level of regulation. In addition, there can be no assurance that current government programs and policies that apply to the oil and gas sector will continue in place in the future. See “—Limitations on local pricing in Argentina may adversely affect our results of operations” and “—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.”

Argentina’s economy is also vulnerable to adverse developments affecting its principal trading partners. A continued deterioration of economic conditions in Brazil, Argentina’s main trading partner, and a deterioration of the economies of Argentina’s other major trading partners, such as China or the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth and may consequently adversely affect our financial condition and results of operations. Furthermore, a significant devaluation of the currencies of our trading partners or trade competitors may adversely affect the competitiveness of Argentina and consequently adversely affect Argentina’s economic and our financial condition and results of operations.

As part of the challenging macroeconomic scenario in Argentina, including peso devaluation and increasing inflation, in 2015, despite an increase of 10.0% in our net revenue, to Ps. 156,136 million from Ps. 141,942 million in 2014, our operating income decreased by 16%, to Ps. 16,588 million from Ps. 19,742 million in 2014, and our net income decreased by 50.0%, to Ps. 4,426 million from Ps. 8,849 million in 2014. If these trends continue our results of operation and financial condition would be negatively affected.

In 2005, Argentina restructured a substantial portion of its bond indebtedness with approximately 76% of its bondholders, and in 2006 it settled all of its debt with the International Monetary Fund (“IMF”). In June 2010, Argentina restructured additional defaulted bond indebtedness that was not swapped in 2005. As a result of the 2005 and 2010 debt swaps, over 92% of the bond indebtedness on which Argentina had defaulted in 2002 has been restructured (“Exchange Bonds”).

Certain holders of bonds that were not swapped in the debt restructuring have sued Argentina for payment (“Holdout Bondholders”). On December 7, 2011, the U.S. District Court for the Southern District of New York held that Argentina was required by the pari passu clause in the 1994 Fiscal Agency Agreement governing the defaulted bonds to rank its payment obligations to the Holdout Bondholders equally with those of its other debt, including the Exchange Bonds. On February 23, 2012, the District Court enjoined Argentina from making payments on the Exchange Bonds without making ratable payments on the defaulted debt, and on October 2012, the District Court’s injunction was affirmed by the U.S. Court of Appeals for the Second Circuit.

On November 21, 2012, the District Court issued an amended order requiring Argentina to pay 100% of the amounts due to the Holdout Bondholders upon payment of the amounts due on the next maturity date to the Exchange Bondholders. Argentina appealed the District Court’s November 21, 2012 order to the Second Circuit Court of Appeals, which granted Argentina’s request for a stay of the order. On August 30, 2013, the Second Circuit Court of Appeals affirmed the District Court’s November 21, 2012 order, but stayed its decision pending an appeal to the U.S. Supreme Court. On June 16, 2014, the U.S. Supreme Court denied Argentina’s appeal, and with the appeal process exhausted, the Second Circuit Court of Appeals lifted its stay of the District Court’s order on June 18, 2014.

On June 26, 2014, Argentina deposited U.S.$832 million due to the Exchange Bondholders for the payment of interest that matured on June 30, 2014, of which U.S.$539 million was deposited in accounts of the Bank of New York Mellon (“BoNY”), as indenture trustee, in the Central Bank of Argentina. On June 27, 2014, the District Court referred to such funds as an illegal payment. On October 22, 2014, the Second Circuit Court of Appeals dismissed Argentina’s appeal of the District Court’s decision finding that the payment on the Exchange Bonds was illegal and that BoNY, therefore, should retain such funds.

BoNY has invoked the decision of the District Court to not deliver the funds deposited by Argentina to the Exchange Bondholders. Argentina has asserted that it has complied with its obligation to the Exchange Bondholders by making said deposit, and that BoNY, as the indenture trustee, has the obligation to deliver those funds to their beneficiaries.

On September 11, 2014, Argentina promulgated Law No. 26,984, which provided for various mechanisms to pay 100% of the amounts owed on the Exchange Bonds, authorizing for that purpose, among other things, the Minister of Economy and Public Finance to replace BoNY as indenture trustee and appoint Nación Fideicomisos S.A. instead, and to deposit funds owed to the Exchange Bondholders in an account created to that end, providing also the possibility for the bondholders to change the trustee, the jurisdiction or the governing law of the bonds.

On September 29, 2014, the District Court declared Argentina in contempt of court but did not impose sanctions. On October 3, 2014, the District Court ordered Argentina to repair its relations with BoNY, remove Nación Fideicomisos as indenture trustee and resolve the situation with the Holdout Bondholders.

On March 12, 2015, the District Court held that U.S. dollar-denominated bonds issued by Argentina under Argentine Law constitute external indebtedness, and, therefore, are covered by the court’s amended injunction dated November 21, 2012.

On May 11, 2015, certain Holdout Bondholders moved to amend the complaint to add two claims: (i) a claim for a declaratory judgment stating that the “BONAR 2024” bonds issued by Argentina are considered foreign debt, and (ii) a claim for a pari passu order stating that Argentina must make ratable payments to claimants each time the BONAR 2024 bonds or other amounts are paid on past or future external debt. On July 16, 2015, the District Court accepted the amended complaint.

Other holders of bonds that were not exchanged in the 2005 and 2010 debt swaps have sought relief similar to that sought by the Holdout Bondholder plaintiffs (“Me Too Plaintiffs”). On June 5, 2015, the District Court granted summary judgment in 36 of these cases, declaring that Argentina was in breach of the pari passu clause contained in their bonds. By an order of October 22, 2014, the District Court granted identical summary judgment in fifteen other Me Too Plaintiffs actions. On August 14, 2015, certain Me Too Plaintiffs submitted motions requesting a pari passu order similar to that previously obtained by other Holdout Bondholders. Those Me Too Plaintiffs were afterwards followed by many others, and on October 30, 2015, the District Court granted 49 such motions.

Since the pari passu injunction became effective, litigation has continued regarding Argentina’s efforts to make payments to Exchange Bondholders. Payments by Argentina have been blocked from reaching the Exchange Bondholders by judicial orders, and various Exchange Bondholders have sought release of such funds through litigation before the District Court and in various jurisdictions.

In connection with the Holdout Bondholder litigation against Argentina, the Holdout Bondholders served subpoenas on various financial institutions in New York seeking the production of documents concerning the accounts and transfers of hundreds of entities allegedly owned or controlled, in whole or in part, by Argentina, including YPF. During a hearing on September 3, 2013, the District Court ruled that such discovery could proceed as to, among others, YPF, in order for the Holdout Bondholders to determine if those documents supported an argument that YPF is an alter ego of Argentina. YPF is not a recipient of any such subpoenas and, as such, has no obligation to produce documents or otherwise participate in discovery.

On June 17, 2015, the plaintiff NML and other Holdout Bondholders submitted a motion to the District Court alleging Argentina did not comply with the court’s discovery order dated September 25, 2013 and seeking sanctions, including precluding Argentina from disputing the Holdout Bondholder’s alter ego allegations as to the Central Bank of Argentina, Energía Argentina Sociedad Anónima (“ENARSA”), and YPF, and deeming that Argentina’s assets in United States were used for commercial purposes. During a hearing on August 12, 2015, the District Court found that Argentina had not complied with the September 25, 2013 discovery order and ordered that Argentina’s assets in the United States, except for diplomatic and military assets, be deemed to be used for commercial purposes. The District Court made no determination as to sanctions, if any, with respect to the alter ego issues.

Notably, the District Court has previously held that Banco de la Nación Argentina, or BNA, is not an alter ego of Argentina, and on August 31, 2015, the Second Circuit Court of Appeals ruled that the Central Bank of Argentina is not an alter ego of Argentina and dismissed claims asserted against it on that basis. On January 7, 2016, NML filed a writ of certiorari before the Supreme Court of the United States on appeal of this issue. In addition, the U.S. District Court for the Northern District of California on December 1, 2015 affirmed a magistrate judge’s ruling that the Holdout Bondholders’ assertion that YPF was an alter ego of Argentina was insufficient to support discovery concerning YPF. This decision was appealed by NML on December 23, 2015.

In February 2016, Argentina negotiated and reached agreements in principle with respect to a substantial number of the Holdout Bondholders. On February 5, 2016, Argentina published its proposal to other Holdout Bondholder plaintiffs. Argentina has indicated that it estimates that the settlement payments for the Holdout Bondholders covered by the pari passu injunctions, if made, would total approximately U.S.$6.5 billion in cash.

On February 19, 2016, the District Court issued an indicative ruling stating that in light of Argentina’s settlement proposal, and upon remand of Argentina’s motion to vacate the pari passu injunctions in the Me Too Plaintiffs’ actions from the Court of Appeals, it would grant a motion to vacate the injunctions in all cases upon the occurrence of two conditions: (1) Argentina’s repeal of the legislative obstacles to settlement and (2) Argentina’s payment to all Holdout Bondholders that entered into agreements in principle with Argentina on or before February 29, 2016 in accordance with the terms of such agreements, and notification of such payment to the District Court.

On February 24, 2016, the Court of Appeals remanded the pari passu cases on appeal to the District Court, stating that the order formalizing the indicative ruling was subject to a motion from Argentina, with notice to all parties and an opportunity to be heard, and that any such order will be stayed for up to two weeks. Argentina submitted that motion, and the District Court held a hearing of oral arguments on March 1, 2016. On March 2, 2016, the District Court vacated the injunctions on all actions upon the occurrence of the conditions set forth in the indicative ruling. During the two week stay, plaintiffs filed appeals and consented to an extended stay. On March 11, the Second Circuit entered an order staying enforcement of the District Court’s March 2 order pending resolution of the appeals.

There can be no assurance that Argentina will be able to raise sufficient capital or have available cash to fund the payments to the Holdout Bondholders and other payments it might need to make to settle ongoing litigation, or whether the outcome of this or other potential future litigation, or the efforts of bondholders to obtain payment from Argentina through other means, such as alter ego theories, will not have a material adverse effect on Argentina’s economy, YPF’s assets, and/or YPF’s ability to access international financing to repay its obligations.

For additional information related to the evolution of the Argentine economy see “Item 5. Operating and Financial Review and Prospects—Macroeconomic Conditions.”

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

In particular, we continue to actively manage our schedule of work, contracting, procurement and supply-chain activities to effectively manage costs. However, price levels for capital and exploratory costs and operating expenses associated with the production of crude oil and natural gas can be subject to external factors beyond our control including, among other things, the general level of inflation, commodity prices and prices charged by the industry’s material and service providers, which can be affected by the volatility of the industry’s own supply and demand for such materials and services. In recent years, we and the oil and gas industry generally experienced an increase in certain costs that exceeded the general trend of inflation. We cannot guarantee that these cost pressures will lessen as result of the decline in prices of crude oil and other commodities in 2014 and 2015.

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

As a result of the aforementioned export tax increases, we may be, and in certain cases have already been, forced to seek the renegotiation of export contracts that had previously been authorized by the Argentine government. We cannot provide assurances that we will be able to renegotiate such contracts on terms acceptable to us.

In addition, in 2012, the Argentine government adopted an import procedure pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition for the importer to have access to the foreign exchange market to pay for the imported products and services. This procedure was recently modified by the new administration through Resolution 3823/15, which set forth the “Comprehensive Monitoring System of Imports,” known as “SIMI,” to provide statistical information in advance of an importation, in order to allow timely analysis of Argentina’s imports, analyze trade defense measures and avoid delays in delivering imported items to various industries. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We cannot assure you that these taxes and import regulations will not be modified in the future or that other new taxes or import regulations will not be imposed.

In addition, to address recent declining international crude oil prices, as of December 30, 2014 the Argentine government reduced certain export taxes to the minimum allowed by law, so that exporting producers of certain hydrocarbon products, including crude oil, could also partially compensate for the decrease in the price of such products. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

We may be exposed to fluctuations in foreign exchange rates.

Our results of operations are exposed to currency fluctuations, and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. The value of the peso has fluctuated significantly in the past, such as in January 2014 when the Argentine peso declined approximately 23% against the U.S. dollar and in December 2015 when the Argentine peso declined approximately 40% against the U.S. dollar. The peso may fluctuate in the future. See “Item 5. Operating and Financial Review and Prospects—Macroeconomic Conditions” for additional information. The main effects of the devaluation of the Argentine peso on our net income are related to the accounting treatement of (i) deferred income tax related mainly to fixed assets, which we expect would have a negative effect; (ii) current income tax, which we expect would have a positive effect; (iii) increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and (iv) exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar.

We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect our business.

Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

We are permitted to borrow funds to finance the purchase of assets, incur capital expenditures, repay other obligations and finance working capital. As of December 31, 2015, a significant part of our total debt is sensitive to changes in interest rates. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest rate exposure.” Consequently, variations in interest rates could result in significant changes in the amount required to be expected to cover to debt service obligations and in our interest expense thus affecting our results and financial condition.

In addition, interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the Argentine/U.S. currency exchange rate that could result in a significant increase in the amount of the interest and principal payments in respect of such debt obligations.

We are subject to exchange and capital controls.

In the past, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Beginning in 2011, additional foreign exchange controls have been imposed that restrict or limit purchases of foreign currency and transfers of foreign currency abroad. Since 2011, oil and gas companies (including YPF), among other entities, were required to repatriate 100% of their foreign currency export receivables. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency.”

In December 2015, the new administration eliminated certain exchange controls imposed by the previous administration, such as (i) the requirement that foreign currency be deposited and exchanged in Argentina in respect of finance transactions outside Argentina, and (ii) the requirement that 30% of funds in U.S. dollars held in Argentina be frozen pursuant to Decree No. 616/05. Following these changes, the peso fell to Ps. 12.99 per U.S.$1.00, as of December 31, 2015, a decrease of approximately 52% compared to December 31, 2014. Between December 16, 2015 and December 31, 2015, the peso decreased approximately 40% against the U.S. dollar. As of March 15, 2016, the peso fell to Ps. 14.61 per U.S.$1.00, a decrease of approximately 12% compared to December 31, 2015. There can be no assurance that future regulatory changes related to exchange and capital controls will not adversely affect our financial condition or results of operations, our ability to meet our obligations denominated in foreign currency or our ability to execute our financing and capital expenditure plans.

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

Moreover, recent regulatory and policy developments in Argentina, including the enactment of the Expropriation Law, as well as the litigation of the Argentine government with Holdout Bondholders have led to considerable volatility in the market price of our shares and ADSs. See “—Our business is largely dependent upon economic conditions in Argentina.” We cannot assure that the perception of risk in Argentina and other emerging markets may not have a material adverse effect on our ability to raise capital and on the trading values of our debt or equity securities. We can give no assurance as to potential adverse impact of the factors discussed above on our financial condition and/or results of operations. See “Item 4. Information on the Company—History and Development of YPF.”

We could be required to reveal confidential information.

On November 10, 2015, the Argentine Supreme Court ordered us to furnish information regarding an agreement we entered into based on the requirements of Decree No. 1172/03, which regulates access to information considered public. The agreement aims to develop hydrocarbon resources in Argentina. The information was delivered to the court on February 23, 2016. We believe that public disclosure of confidential information could put us at a competitive disadvantage in relation to our contracting parties and potential partners. For this reason, and given the business, industrial, technical, economic and financial value as well as the nature of the information requested, we are pursuing all avenues to preserve its confidentiality. We have stated we intend to comply with the requirements of the aforementioned decree while preserving our rights to keep certain industrial, commercial, financial and technical issues matters confidential as provided by the decree. Notwithstanding the foregoing, on March 14, 2016, the judge ordered us to deliver within five business days the requested agreement without a chance to keep certain information confidential as requested by us and in accordance with the exemptions contemplated by Decree No. 1172/03. On March 16, 2016, the Company appealed that decision.

As a result, there can be no assurance that the application of Decree No. 1172/03 in respect of the disclosure of confidential information regarding our operations will not affect our ability to conduct certain business or access the financing through potential new agreements with other partners, the occurrence of which could affect our results of operations and financial condition.

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

The oil and gas industry is subject to government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be adversely affected by regulatory and political changes in Argentina. Therefore, we face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•	limitations on our ability to increase local prices or to reflect the effects of higher domestic taxes, increases in production costs or increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations on our domestic prices. See “—Limitations on local pricing in Argentina may adversely affect our results of operations;”

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•	in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	in connection with the former and current incentive programs established by the Argentine government for the oil and gas industry, such as the Natural Gas Additional Injection Stimulus Program (“Gas Plan”) (see “Risk Factors—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”), cash collection of balances with the Argentine government;

•	legislation and regulatory initiatives relating to hydraulic stimulation and other drilling activities for unconventional oil and gas hydrocarbons which could increase our cost of doing business or cause delays and adversely affect our operations;

•	restrictions on imports of products which could affect our ability to meet our delivery commitments or growth plans, as the case may be; and

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina.

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

Due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have substantially differed from those prevailing international and regional market prices for such products, and our ability to increase prices in connection with international price increases or domestic cost increases has been limited. In addition, revenues we obtain as a result of selling natural gas in Argentina (including amounts received through the Gas Plan, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”) are subject to government regulations and could be negatively affected, principally if the Gas Plan were modified, canceled or not extended past its current expiration date. The prices that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining and, as a result, the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures by taking into account, among other things, market prices for our hydrocarbon products. For additional information on domestic pricing for our products, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.” We cannot provide any assurances that we will be able to increase the domestic prices of our products to reflect the effects of increased production costs, domestic taxes and exchange rate fluctuations. Limitations on our ability to do so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will match the increases or decreases in hydrocarbon prices at the international or regional levels.

A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities.

In the normal course of business, and considering that YPF is the primary oil and gas company in Argentina, its portfolio of clients and suppliers includes both private sector and governmental entities. All material transactions and balances with related parties as of December 31, 2015 are set forth in Note 6 to the Audited Consolidated Financial Statements, including those related to the Natural Gas Additional Injection Stimulus Program and the Oil Production Stimulus Program. As of December 31, 2015, the accounts receivable balance corresponding to the Natural Gas Additional Injection Stimulus Program reflects nine months of accrued, unpaid payments, representing approximately Ps. 9.9 billion. This receivable is due to an increase in the standard payment timetable under the program that in the past was an average of between four to six months from the month of accrual. As of the date of this annual report, we have not yet received any payments related to amounts accrued and unpaid as of December 31, 2015 under such programs. We cannot guarantee that new regulations or interpretations of current regulations would not impair our rights in connection with such amounts due from national, provincial and municipal governmental entities. This could consequently affect our financial condition and results of operations. In addition, if certain governmental counterparties were (i) not able to pay or redeem such accrued amounts in cash or cash equivalents, or (ii) not able to make such payments or redemptions according to our estimated schedule, our financial condition and results of operations would be adversely affected.

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

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Argentine Secretariat of Energy pursuant to the regime established under Resolution S.E. No. 1679/04, as amended and supplemented by other regulation. Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel must also first demonstrate that the local demand for diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel production in the export market, and we are obliged to sell in the local market at prevailing domestic prices.

We are unable to predict how long these export restrictions will be in place, or whether any further measures will be adopted that adversely affect our ability to export gas, crude oil and diesel or other products and, accordingly, our results of operations.

Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.

We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, current and expected local and international market prices for our hydrocarbon products.

The international price of crude oil has fluctuated significantly in the past and may continue to do so the future. In recent months, the international price of a barrel of Brent crude oil fell below U.S.$35. This is a decrease of approximately U.S.$17 per barrel from the 2015 average of U.S.$52.30 per barrel, representing an approximately 33% decrease. While in the past, domestic oil prices in Argentina have not reflected increases or decreases in international oil prices, the significant decline discussed above resulted in an approximately U.S.$7.00 reduction during 2015 of the domestic price per barrel compared to the price in effect on December 31, 2014, and an additional approximately 10% reduction in 2016 compared to the price in effect on December 31, 2015, resulting in a price of U.S.$67.50 and U.S.$54.90 per barrel for Medanito and Escalante crude, respectively. If international crude prices remain at current levels or continue to drop for an extended period of time and this is reflected in the domestic price of oil, which we cannot control, it could cause the economic viability of drilling projects to be reduced. This could lead to changes to our development plans, which could in turn lead to the loss of proved reserves and proved undeveloped reserves. It could also affect our assumptions and estimates and, as a result, affect the recovery value of certain assets. Furthermore, if these conditions are reflected in the domestic prices of our refined products, which as of the date of this annual report are in general above international prices, our ability to generate cash and our results of operations could be adversely affected.

In light of the above and assuming current domestic prices for certain products do not match cost increases (including those related to the increase in the value of the U.S. dollar against the Argentine peso) in accordance with higher and more complex investments, mainly as a result of the development of unconventional resources, and also with evolution of the economy, our ability to improve our hydrocarbon recovery rates, find new reserves, develop unconventional resources and carry out certain of our other capital expenditure plans could be adversely affected, which in turn would have an adverse effect on our financial conditions and results of operations. Furthermore, we may be required to write down the carrying value of our properties if oil prices decline or if we have substantial downward adjustments to our estimated proved reserves, increases in our operating costs, among others. See additionally “Item 5. Operating and Financing Review and Prospects—Critical Accounting Policies” for information regarding our sensitivity analysis related to impairment. In addition, if a reduction in our capital expenditures materializes, including the capital expenditures of our domestic competitors, it would likely have a negative impact on the number of active drilling rigs, workovers and pulling equipment in Argentina, including related services, thus affecting the number of active workers in the industry. We are unable to predict whether, and to what extent, the potential consequences of such measures would affect our business, mainly the impact on our production and consequently our financial condition and results of operations. See “—We could be subject to organized labor action.”

Our reserves and production are likely to decline.

Most of our existing oil and gas producing fields in Argentina are mature and, as a result, our reserves and production are likely to decline as reserves are depleted. Our production declined by approximately 8.4% in 2011 and 0.6% in 2012 on a boe/d basis. However, as a result of increased development and exploration activity in 2013, 2014 and 2015, including the production that came from our acquired properties, our production increased by approximately 1.7%, 13.5% and 3.0%, respectively, on a boe/d basis. In addition, the reserves replacement ratio (increases in reserves in the year, net divided by the production of the year) was 154% in 2013, 163% in 2014 and 107% in 2015.

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

Information on net proved reserves as of December 31, 2015, 2014 and 2013 was calculated in accordance with SEC rules and FASB’s ASC 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month, for crude oils of different quality produced by us.

As previously discussed, domestic prices for oil and gas products and derivatives have demonstrated in recent years they do not follow international prices both in the down and upside, mainly as a result of domestic economic variables affecting Argentina such as regulations, labor costs, labor unions, political, economic and social constraints, among others. Accordingly, for calculations of our net proved reserves as of December 31, 2015, we considered the realized prices for crude oil in the domestic market, which are higher than those prevailing in the international market, taking into account the unweighted average price for each month within the twelve-month period ending December 31, 2015.

Commodity prices in general have declined significantly since 2014. If these prices do not increase significantly, and domestic prices for crude oil were reduced in line with international prices, our future calculations of estimated proved reserves would be based on lower prices. This could result in our having to remove non-economic reserves from our proved reserves in future periods. Holding all other factors constant, if commodity reference prices used in our year-end reserve estimates were decreased for crude oil to match international prices of approximately U.S.$40 per barrel for WTI, and considering such prices since January 1, 2016, our total proved reserves as of December 31, 2015 would decrease by approximately 39%. Holding all other factors constant, if commodity reference prices used in our year-end reserve estimates were decreased for crude oil to match the current prices for crude oil in the domestic market since January 1, 2016 of approximately U.S.$67.50 per barrel for WTI equivalent quality, and considering such prices since January 1, 2016, our total proved reserves at December 31, 2015 would decrease by approximately 5%. In addition, as a result of the prices used to calculate the present value of future net revenues from our proved reserves, in accordance with SEC rules, which are similar to the calculation of proved reserves described above, the present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated crude oil and natural gas reserves. In particular, they may be reduced due to the recent significant decline in commodity prices if such prices do not increase significantly and domestic prices were reduced in line with international prices.

As a result of the foregoing, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges or impairment charges, which would reduce earnings and shareholders’ equity. See “—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.”

Oil and gas activities are subject to significant economic, environmental and operational risks.

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, as well as natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. In addition, we operate in politically sensitive areas where the native population has interests that from time to time may conflict with our production objectives. If these risks materialize, we may suffer substantial operational losses and disruptions to our operations and harm to our reputation. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient revenues to return a profit after drilling, operating and other costs are taken into account.

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

As modified by Law No. 27,007, the Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, 35 years for unconventional concessions and 30 years for offshore concessions. It further provides that concession terms may be extended for periods of up to 10 years each. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for an extension of a concession, under the modifications of Law No. 27,007, concessionaires must (i) have complied with their obligations, (ii) be producing hydrocarbons in the concession under consideration and (iii) submit an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession. Under the Hydrocarbons Law, non-compliance with the obligations and standards set out therein may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit.

We cannot provide assurances that any of our concessions will be extended as a result of the consideration by the relevant authorities of the investment plans the Company would submit in the future for the development of the areas as of the date of requesting the extension periods for the relevant areas for the Company, or other requirements will not be imposed on us in order to obtain extensions as of the date of expiration. Additional royalty payments of 3%, up to a maximum of 18%, are provided for in extensions under Law No. 27,007. The termination of, or failure to obtain the extension of, a concession or permit, or its revocation, could have a material adverse effect on our business and results of operations.

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

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. In addition, YPF Holdings, a wholly-owned subsidiary of YPF, has certain environmental liabilities. See “Item 8. Financial Information—Legal Proceedings —YPF Holdings.” A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings,” “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities, including with respect to drilling and exploitation of our unconventional oil and gas reserves. In addition, due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, new regulatory requirements to reduce greenhouse gas emissions, such as carbon taxes, increased efficiency standards or the adoption of cap and trade regimes. If adopted in Argentina, these requirements could make our products more expensive as well as shift hydrocarbon demand toward relatively lower-carbon sources such as renewable energies.

We may incur significant costs and liabilities depending on the ultimate design and implementation of the remedial action approved by the U.S. Environmental Protection Agency (“EPA”) regarding the Focused Feasibility Study for remedial action with respect to environmental contamination of the lower eight miles of the Passaic River in New Jersey and any other action by the EPA related to the Newark Bay Complex.

As previously mentioned, YPF Holdings, a wholly-owned subsidiary of YPF, is subject to certain environmental liabilities. In particular, in June 2007, the EPA released a draft Focused Feasibility Study (“FFS”) that outlined several alternatives for remedial action in the lower eight miles of the Passaic River. As a result of comments received, the EPA withdrew the FFS for revision and further consideration in light of the comments. On November 14, 2013, the EPA described four alternatives it was considering in the revised FFS, including: (i) no action, (ii) deep dredging with backfill of 9.7 million cubic yards over 12 years, which it estimated would cost U.S.$1.4 billion to U.S.$3.5 billion, depending on whether the dredged sediment is disposed of in a confined aquatic disposal facility (“CAD”) at the bottom of Newark Bay, at an off-site disposal facility or locally decontaminated and put to beneficial use; (iii) capping with dredging of 4.3 million cubic yards over six years, which it estimated would cost U.S.$1.0 billion to U.S.$1.8 billion, depending on whether there is a CAD, off-site disposal or local decontamination and beneficial use; and (iv) one additional alternative that it subsequently discarded.

On April 11, 2014, the EPA published the revised FFS for the lower eight miles of the Passaic River in final form. In the final FFS, the EPA recommended as its preferred remedial action for this area removal of approximately 4.3 million cubic yards of sediment through bank-to-bank dredging, which sediments would then be dehydrated locally and transported by train for their incineration or disposal at an off-site disposal facility. An engineering cap (a physical barrier mainly consisting of sand and stone) would then be placed over the bank-to-bank dredged area. In its final FFS, the EPA estimated the cost of the preferred remedy (without CAD) for the lower eight miles of Passaic River to be U.S.$1,731 million (present value estimated with a 7% discount rate).

On August 20, 2014, Maxus and Tierra, on behalf of Occidental, submitted extensive comments on the final FFS to the EPA. The main comments offered by Maxus, Tierra and Occidental on the final FFS were:

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

In addition to commenting on the final FFS, Maxus and Tierra have proposed a preliminary project called In-ECO, which is an ecological and sustainable bio-remediation alternative, as a substitute for the remediation chosen by the EPA in its final FFS. Maxus and Tierra presented In-ECO to the EPA in May 2014. The EPA provided comments in September 2014, and Maxus and Tierra presented a revised version in November 2014. The EPA provided additional comments to the In-ECO Statement of Work in March 2015. Tierra subsequently developed responses to those comments and submitted them to the EPA. A meeting was held in September 2015 between Tierra, its experts and the EPA. During this meeting, certain issues were resolved, and laboratory studies are now anticipated to begin sometime in early 2016.

In October 2015, the U.S. Government Accountability Office (the “GAO”) advised Maxus, Tierra and Occidental that it had commenced a study on some “Superfund” sites with sediment contamination issues, including the Lower Section of the Passaic River, at the request of the Committee of Environmental Matters and Public Works of the United States Senate. It is anticipated that the GAO’s report will be made public in the third quarter of 2016.

On March 4, 2016, subsequent to the issuance of the accompanying Financial Statements, EPA released the Record of Decision for the “Lower 8.3 Miles of the Lower Passaic River, Part of the Diamond Alkali Superfund Site—Essex and Hudson Counties, New Jersey” (hereinafter, the “ROD”).

The ROD presented the selected remedy to address contaminated sediments found in the lower 8.3 miles of the Lower Passaic River, a part of the Diamond Alkali Superfund Site. In this regard, the EPA selected Alternative 3 (capping with dredging for flooding and navigation of 3.5 million cubic yard over 6 years term). This approach is consistent with the alternative selected in the Second Draft FFS – 2014 but for the amount of sediment to be removed through bank-to-bank dredging (which was approximately 4.3 million cubic yards in the FFS 2014 draft and is approximately 3.5 million cubic yards in the ROD).

The ROD provides that the estimated total net present value costs to be US$ 1,382 million. This amount is consistent with the amount provided in the FFS – 2014 Draft, taking in consideration a reduction of 0.8 million cubic yards to be removed between the two reports. According to the EPA, a major source of dioxin in the river was discharges from the former Diamond Alkali facility in Newark, where the production of Agent Orange and other pesticides during the 1960s generated dioxin that contaminated the land and the river.

The EPA further stated that the selected alternative is the first of three remedies to be selected for the Lower Passaic/Newark Bay waterway, highlighting that separate RI/FSs are being conducted for the full 17-mile Lower Passaic River Study Area and for the Newark Bay Study Area. Accordingly, the EPA expects the three remedies to be integrated into a comprehensive response action.

In accordance with the issuance of the ROD, the EPA stated that now that the cleanup plan has been selected, the EPA will immediately begin discussions with those responsible for the contamination to seek their performance of or payment for the cleanup work. The EPA stated that once the legal process concludes, the design of the activities necessary to carry out the cleanup will be outlined in a legally binding document. The EPA expects that the design will take three to four years to complete. In accordance with the EPA, the dredging, dewatering and disposal of dredged materials and related construction work will follow and is expected to take six years to complete.

At this time, there is significant uncertainty regarding the outcome of any allocation negotiation or mediation process to estimate the percentage share to Occidental for which Maxus might be liable under the indemnity.

Based on (a) the uncertainties identified by the Company as of the date of this annual report, including but not limited to (i) the extraordinary volume of sediment materials for which, to date, the sediment treatment technologies have neither been constructed nor operated in the United States on a scale commensurate with the capacity that would be necessary for the remedial work this remediation that this project would be requiring, (ii) the results of the studies and discoveries yet to be produced, (iii) the number and diversity of contaminants of concern identified by the ROD (furans, PCB’s, mercury, copper, dieldrin, PAHs, lead, dioxins and DDT), many of which have not been previously associated with the Lister Site and/or have been generated by other potentially responsible parties, (iv) the number and diversity of potential responsible parties involved in the matter (EPA identified more than one hundred potential responsible parties), and (v) the final allocation of the removal and remediation costs; (b) consultation with our internal and external counsel; (c) the amounts previously incurred and recorded by YPF Holdings in remediation activities in the area covered by the ROD; and (d) the limitation on responsibility that YPF may have as an indirect controlling shareholder of Maxus, no additional liability has been accrued for this environmental matter as of the date of this annual report. Depending on the final outcome of this matter, our financial condition and results of operation could be negatively affected. In addition, taking into account YPF Holdings’ economic and financial situation, we cannot assure you that as a result of the final costs of the FFS, YPF Holdings would not fail to make payments related thereto. See “Item 8. Financial Information—Legal Proceedings—YPF Holdings.”

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

For instance, on April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall. The rainfall set a new record for the area and disrupted refinery systems, causing a fire that affected the Coke A and Topping C units in the refinery. This incident temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/d through the commissioning of two distillation units (Topping IV and Topping D). By the end of May 2013, the Topping C unit resumed operations at full nominal capacity. The Coke A unit has been shut down permanently since the storm, affecting the volume of crude processed in the refinery, due to a reduction in conversion capacity. The storm resulted in a decrease in the volume of crude oil processed. YPF has an insurance policy that provides coverage for the loss of income and property damage due to incidents like the storm that affected the La Plata refinery. See Note 11.b to the Audited Consolidated Financial Statements for information regarding the amount recognized in our result of operations in connection with our insurance coverage.

In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. The Cerro Divisadero plant, which has six tanks, four of which are for processing and two are for dispatch of treated crude oil, concentrates the production of ten fields in the Malargue area. This constitutes a daily production of approximately 9,200 barrels of oil as of the date of the incident. As of the date of this annual report, the production of the affected fields has almost returned to previous levels, and the construction of the new oil treatment plant has advanced as planned.

We could be subject to organized labor action.

Our operations have been affected by organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues. Labor demands are commonplace in Argentina’s energy sector and unionized workers have blocked access to and damaged our plants in the recent past. Our operations were affected occasionally by labor strikes in recent years. See “—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business” and “Item 5. Operating and Financing Review and Prospects—Factors Affecting Our Operations—Macroeconomic Conditions.”

We may not be able to pay, maintain or increase dividends.

On April 30, 2013, our shareholders approved a dividend of Ps. 326 million (Ps. 0.83 per share or ADS), which was paid during August 2013. On April 30, 2014, our Shareholders approved a dividend of Ps. 464 million (Ps. 1.18 per share or ADS), which was paid during July 2014. On April 30, 2015, our shareholders approved a dividend of Ps.503 million (Ps.1.28 per share or ADS), which was paid during July 2015. On March 3, 2016, our Board of Directors agreed to propose at the shareholders’ meeting the allocation of Ps. 889 million to a reserve for the payment of dividends, authorizing the Board to determine the opportunity for its distribution within a period not exceeding the end of 2016. Notwithstanding the foregoing, our ability to pay, maintain or increase dividends is based on many factors, including our net income, anticipated levels of capital expenditures and expected levels of growth. A change in any such factor could affect our ability to pay, maintain or increase dividends, and the exact amount of any dividend paid may vary from year to year.

Our performance is largely dependent on recruiting and retaining key personnel

Our current and future performance, the successful implementation of our strategy and the operation of our business are dependent upon the contributions of our senior management and our highly skilled team of engineers and other employees. Our ability to continue to rely on these key individuals is dependent on our success attracting, training, motivating and retaining key management and commercial and technical personnel with the necessary skills and experience. There is no assurance that we will be successful in retaining and attracting key personnel and the replacement of any key personnel who were to leave could be difficult and time consuming.

On March 9, 2016, our current Chairman and CEO Miguel Galuccio announced that he will step down at the end of his term, which ends at our next annual shareholders meeting, expected to be held in April 2016. See “Item 6. Directors, Senior Management and Employees—Board of Directors.” The Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. Consequently, the Argentine government has the majority of votes which allows to appoint the majority of members of our board of directors at the General Shareholder’s meeting. See “—The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law” and “—Our business is largely dependent upon economic conditions in Argentina.” The loss of the experience and services of key personnel or the inability to recruit suitable replacements or additional staff could have a material adverse effect on our business, financial condition and our results of operations.

Our business has become increasingly dependent on digital technologies to conduct day-to-day operations, including oil, gas and petrochemical operations.

As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased worldwide. Our technologies, systems, networks and those of our business associates have been and may continue to be the target of cyberattacks or information security breaches, which could lead to disruptions in critical systems (such as SCADAs, DCS systems), the unauthorized release of confidential or protected information, corruption of data or other disruptions of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. To our knowledge, we have not experienced any material losses relating to cyberattacks. However, as cyberattacks continue to evolve, there can be no assurance that we will not suffer any cyberattack in the future that may affect our operations or our financial condition.

Risks Relating to Our Class D Shares and ADSs

The market price for our shares and ADSs may be subject to significant volatility

The market price of our ordinary shares and ADSs may fluctuate significantly due to a number of factors, including, among others, our actual or anticipated results of operations and financial condition; speculation over the impact of the Argentine government as our controlling shareholder on our business and operations, investor perceptions of investments relating to Argentina and political and regulatory developments affecting our industry or the Company. In addition, recent regulatory and policy developments in Argentina, including the passage of the Expropriation Law, as well as the litigation of the Argentine government with Holdout Bondholders (see “—Our business is largely dependent upon economic conditions in Argentina”), have led to considerable volatility in the market price of our shares and ADSs. For example, the price of our ADSs has varied from U.S.$54.58 on January 5, 2011 to U.S.$9.57 on November 16, 2012. The price hit a high closing price of U.S.$36.99 on July 1, 2014, but subsequently fell to U.S.$12.83 on January 20, 2016. See “Item 9. The Offer and Listing.” We cannot assure you that concerns about factors that could affect the market price of our ordinary shares as previously mentioned may have a material adverse effect on the trading values of our securities.

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

The government is empowered, for reasons of public emergency, as defined in Article 1 of Law No. 25,561, to establish the system that will determine the exchange rate between the peso and foreign currency and to impose exchange regulations. Although the transfer of funds abroad in order to pay dividends currently does not require Central Bank approval, restrictions on the movement of capital to and from Argentina may, if imposed, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad.

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

In addition, under the Argentine Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Corporations (Inspección General de Justicia) (“IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our Class D shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class D shares may be limited.

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

We are an Argentine company and any future payments of dividends on our Class D shares will be denominated in pesos. The peso has historically and recently fluctuated significantly against many major world currencies, including the U.S. dollar. A devaluation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and the ADSs as measured in U.S. dollars.

ITEM 4.	Information on the Company

History and Development of YPF

Overview

YPF is a corporation (sociedad anónima), incorporated under the laws of Argentina for a limited term. Our address is Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina and our telephone number is (011-54-11) 5441-2000. Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF.”

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2015, we had consolidated revenues of Ps. 156,136 million and consolidated net income of Ps. 4,426 million. Due to decreased export volumes, the portion of our revenues derived from exports has decreased steadily in recent years. Exports accounted for 7.9%, 17.1% and 13.3% of our consolidated net sales revenues in 2015, 2014 and 2013, respectively.

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

In addition, on February 25, 2014, the Republic of Argentina and Repsol reached an agreement (the “Repsol Agreement”) in relation to compensation for the expropriation of 200,589,525 of YPF’s Class “D” shares pursuant to the Expropriation Law under the Repsol Agreement. Repsol accepted U.S.$5.0 billion in sovereign bonds from the Republic of Argentina and withdrew judicial and arbitral claims it had filed, including claims against YPF, and waived additional claims. YPF and Repsol also executed a separate agreement (the “Repsol Arrangement”) on February 27, 2014, pursuant to which YPF and Repsol each withdrew, subject to certain exclusions, all present and future actions and/or claims based on causes occurring prior to the date of execution of Repsol Arrangement arising from the expropriation of the YPF shares owned by Repsol pursuant to the Expropriation Law, including the intervention and temporary possession for public purposes of YPF’s shares. YPF and Repsol agreed to withdraw reciprocal actions and claims with respect to third parties and/or pursued by them and to grant a series of mutual indemnities, which at the time were subject to certain conditions precedent. The Repsol Arrangement entered into force the day after Repsol notified YPF that the Repsol Agreement had entered into force. The Repsol Agreement was ratified on March 28, 2014 at a Repsol general shareholders’ meeting and approved by the Argentine congress by Law No. 26,932 enacted by Decree No. 600/2014. On May 8, 2014, YPF was notified of the entry into force of the Repsol Agreement. As of that date, the expropriation pursuant to the Expropriation Law was concluded, and as a result the Republic of Argentina is definitively the owner of 51% of the capital stock of each of YPF S.A. and YPF GAS S.A.

The financial data contained in this annual report as of and for the years ended December 31, 2015, 2014 and 2013 has been derived from our Audited Consolidated Financial Statements included in this annual report. See Note 20 to the Audited Consolidated Financial Statements. The financial data contained in this annual report as of December 31, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from our consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 included in our 2013 20-F.

Upstream Operations

•	As of December 31, 2015, we held interests in 108 oil and gas fields in Argentina. According to the Argentine Secretariat of Energy, in 2015 these assets accounted for approximately 48.6% of the country’s total production of crude oil, excluding NGLs, and approximately 44.1% of its total natural gas production, including NGLs, in 2015, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2015, of approximately 679 mmbbl of oil, including condensates and NGLs, and approximately 3,072 bcf of gas, representing aggregate reserves of approximately 1,226 mmboe as of such date, compared to approximately 674 mmbbl of oil, including condensates and NGLs, and approximately 3,016 bcf of gas, representing aggregate reserves of approximately 1,212 mmboe as of December 31, 2014.

•	In 2015, we produced approximately 91 mmbbl of oil (approximately 250 mbbl/d), including condensates, approximately 18 mmbbl of NGLs (approximately 49 mbbl/d), and approximately 569 bcf of gas (approximately 1,560 mmcf/d), representing a total production of approximately 210 mmboe (approximately 577 mboe/d), compared to approximately 89 mmbbl of oil (approximately 245 mbbl/d), including condensates, approximately 18 mmbbl of NGLs (approximately 49 mbbl/d), and approximately 547 bcf of gas (approximately 1,498 mmcf/d) representing a total production of approximately 204 mmboe (approximately 560 mboe/d) in 2014.

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). See “—Downstream—Refining division.” We also own a 50% equity interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2015 consisted of 1,538 YPF-branded service stations, of which we own 112 directly and through our 100% subsidiary Operadora de Estaciones de Servicios S.A. (“OPESSA”), and we estimate we held approximately 35% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada industrial complex (“CIE”) and Plaza Huincul site. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this annual report.

(1)	Includes the directly and indirectly controlled companies of the Apache Group acquired on March 12, 2014.

See Note 11.c “—Investment Project Agreements” to the Audited Consolidated Financial Statements for a description of the transaction we entered into with Chevron and the Apache Group.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks as of December 31, 2015.

For a description of our principal capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital investments, expenditures and divestitures.”

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Central and South America, based on 2014 production, according to the 2015 edition of the BP Statistical Review of World Energy, published in June 2015.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law, established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges.

In 2012, Argentina’s GDP experienced a slowdown, with GDP increasing 1.9% on an annual basis compared to the preceding year according to the methodology of calculation prevailing until March 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP growth rate for 2013 was revised from 4.9% to 2.9%. As of the date of this annual report, the provisional figures of Argentina’s estimated GDP for 2014 and the first half of 2015 published by INDEC is 0.5% and 2.2%, respectively. However, on January 7, 2016 through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that its administration since 2006 was irregular and it would reorganize. As a result, INDEC would not publish new information until at least June 2016.

Driven by economic expansion and stable domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which, in the case of oil, declined). As a result of a high number of power outages caused by the consumption increase, the Ministry of Energy requested that the Executive Branch declare a National Electric System Emergency through December 31, 2017. This decree instructs the Minister of Energy to develop and propose measures and to ensure adequate power supplies. Also by Resolution No. 06/2016, published in January 2016, the Ministry of Energy and Mining established new seasonal reference prices for power and energy in the Wholesale Electricity Market (“MEM”) for the period from February 1, 2016 to April 30, 2016. See “—Regulatory Framework and Relationship with the Argentine Government—Resolution No. 06/2016.”

Argentine natural gas consumption grew at an average annual rate of approximately 5.0% during the period from 2003 to 2011, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2015 its net imports of diesel amounted to approximately 1,933 mcm, according to preliminary information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are being carried out, and additional investments are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, prior to the recent decline in international oil prices, the import prices of refined products have been in general substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products less profitable. As a result, from time to time, service stations experience temporary shortages and are required to suspend or curtail diesel sales. On May 3, 2012, the Expropriation Law was passed by the Argentine congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, to create jobs, to increase the competitiveness of various economic sectors and to promote the equitable and sustainable growth of Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

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

In November 1992, the Privatization Law, which established the procedures by which we were to be privatized, was enacted. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government.

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

On February 21, 2008, Petersen Energía (“PEISA”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. On May 3, 2011, PEISA exercised an option to acquire, from Repsol YPF, shares or ADSs representing 10.0% of our capital stock and on May 4, 2011, Repsol YPF acknowledged and accepted such exercise. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law” and “Item 7. Major Shareholders and Related Party Transactions,” for a detail of our current major shareholders.

On May 3, 2012, the Argentine congress passed the Expropriation Law. Among other matters, the Expropriation Law provided for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government controls the Company according to domestic energy policies in accordance with Law No. 26, 741 (“the Expropriation Law”).” As of the date of this annual report, the transfer of the shares subject expropriation between the National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Item 7. Major Shareholders and Related Party Transactions.” See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—We face risk relating to certain legal proceedings” for a description of the Agreement between Repsol and the Argentine Republic relating to compensation for the expropriation of 51% of the share capital of YPF owned, directly or indirectly, by Repsol.

For a discussion of the Repsol Agreement which concluded the expropriation of 51% of the capital stock of YPF S.A. and YPF GAS S.A. pursuant to the Expropriate Law and the related Repsol Arrangement, see “—History and Development of YPF—Overview.”

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

To achieve the goals set forth above, we intend to focus on (i) continuing to increase production, especially of natural gas; (ii) improving efficiency and productivity to enable us to adapt to a scenario of a prolonged decline in international oil prices; (iii) increasing exploration of mature areas; (iv) developing unconventional resources; (v) improving our capacity to refine in order to accommodate the growth in demand for refined products; (vi) exploring conventional and unconventional resources and pushing the limits of existing deposits and exploring new frontiers, including offshore; and (vii) maintaining a solid capital structure.

The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and raise debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina.” and “Item 5. Factors Affecting Our Operations” for additional information regarding 2016 activity.

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

Additionally, we record certain assets, liabilities and costs under the Corporate and Other business segment, including corporate administration costs and assets, environmental matters related to YPF Holdings, Inc. (“YPF Holdings”) and certain construction activities, mainly related to the oil and gas industry, through our subsidiary A-Evangelista S.A. and its subsidiaries. See Note 4 to our Audited Consolidated Financial Statements.

Substantially all of our operations, properties and customers are located in Argentina. However, we carry out exploration activities in the United States, among other foreign jurisdictions, and hold an interest in a producing field in the United States and in one exploratory area in Chile. See “—Exploration and Production Overview—Main properties.” Additionally, we market lubricants and specialties in Brazil and Chile.

The following table sets forth revenues and operating income for each of our lines of business for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Revenues (1)
Exploration and production
Revenues	16,044	8,853	3,851
Revenue from intersegment sales (3)	64,243	61,844	38,846

Total exploration and production	80,287	70,697	42,697

Downstream
Revenues	138,962	132,254	85,624
Revenue from intersegment sales	1,535	1,489	1,147

Total refining and marketing	140,497	133,743	86,771

Corporate and other
Revenues	1,130	835	638
Revenue from intersegment sales	6,182	5,212	2,285

Total corporate and other	7,312	6,047	2,923

Less inter-segment sales and fees	(71,960)	(68,545)	(42,278)

Total revenues	156,136	141,942	90,113

Operating income (Loss) (2)
Exploration and production	7,535	12,353	6,324
Downstream	8,446	10,978	6,721
Corporate and other	(2,331)	(3,343)	(1,522)
Consolidation adjustments	2,938	(246)	(363)

Total operating income	16,588	19,742	11,160

(1)	Revenues are net of payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 6.n to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.15 to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

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

Increased investments in Argentina have enabled us to maintain a high level of activity in projects that have contributed to significant increases in the production and value of our fields. In 2015, our oil production in Argentina increased by 2.1% and our gas production in Argentina increased by 4.2%, compared to our production in 2014. This increase reflects the intensive work we performed in the conventional and unconventional fields we operate. See “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2016 activity.

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

Nevertheless, the financial viability of these investments and reserve recovery efforts will generally depend on prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. See “Item 3. Key Information—Risk Factors.” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2016 activity.

Staying the Path of Unconventional Resources

During 2015, we continued extending our leadership in this area. We reaffirmed our commitment to the objective of growing our production and reserves through the development of unconventional resources, which began in 2013. More than 400 wells were drilled with Vaca Muerta shale as the target, mostly in the Loma Campana field, continuing the massive development we began in 2013. The remaining wells were targeted to continue the development phase in El Orejano block, in association with Dow Chemical, the Narambuena project in association with Chevron, and the La Amarga Chica pilot in association with Petronas. The purpose of these projects is to determine the potential of Vaca Muerta shale gas formation.

As we gathered more experience, drilling activity in Loma Campana migrated to horizontal wells of 1,500 meters in lateral length and 18 frack stages, obtaining wells with a promising relation between expected Estimated Ultimate Recovery (“EURs”) and well costs.

During 2014, we finalized the agreement with Petronas to jointly start a new three-year pilot project in the La Amarga Chica concession, located northeast of Loma Campana. See “—Main properties.” At the end of 2015, three horizontal and one vertical well had been drilled in the block.

Like the previous agreements with Chevron and Dow Chemical, the agreement with Petronas constitutes a significant step towards the development of our vast unconventional resources, although this still represents only a fraction of our unconventional acreage. See “—Main properties.”

The development of unconventional resources in the Vaca Muerta formation will demand a significant capital investment. As we rapidly progress on our learning curve, we expect to continue yielding substantial savings due to operational optimizations economies of scale and increasing well productivity through a better understanding of the subsurface.

Nevertheless, the financial viability of these investments and reserve recovery efforts will depend on the prevailing economic and regulatory conditions, as well as the market prices of hydrocarbons in Argentina. See “Item 3. Key Information—Risk Factors.” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2016 activity.

Tight sands also contributed to the increase of natural gas production and reserves in 2015, as was the case in the Mulichinco formation in the Rincón del Mangrullo concession, where Pampa Energía SA acquired 50% of the working interest during 2015. More than 87 wells were drilled in these marine tight sands, increasing gas production to 3 mmcm/d through a gas pipeline that connects to Loma La Lata facilities. This pipeline may enable the development of other gas fields, like the recent shale gas discovery La Ribera, where a successful well is already in production.

Recently we acquired land in the province of Chubut and Río Negro which can produce sand to be used as proppant in the development of unconventional hydrocarbons. Additionally, a sand treatment plant is under construction in the province of Neuquén and is expected to be operational by the first quarter of 2016. We expect to gradually replace the more expensive imported sand with our domestic product, allowing for significant well cost reductions.

Vaca Muerta Formation

•	“Loma Campana” Area: On July 16, 2013, YPF and Chevron signed an investment project agreement for the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The agreement contemplated an outlay of U.S.$1,240 million by Chevron for a first phase of work to develop about 20 km2 (“Pilot Project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the Pilot Project. This first Pilot Project included the drilling of more than 100 wells. Together with what has already been invested by YPF in the area, the total investment is U.S.$1,500 million. In the second phase, which started during 2014 after completion of the Pilot Project, both companies continued the development of the area, sharing investments equally. Drilling activity continued in 2015 with more than 10 rigs operating most of the year. In addition, 122 vertical wells and 30 horizontal wells were put into production during the year. The plan for 2016 is to complete eight vertical wells and 54 horizontal wells. For additional information see “Note 11.c –Investment Project Agreements” to the Audited Consolidated Financial Statements.

•	“El Orejano” Area: On September 23, 2013, YPF and Dow Europe Holding B.V. and PBB Polisur S.A. signed an agreement that included a disbursement by both parties up to U.S.$188 million that will be directed towards the joint development of an unconventional gas pilot project in the province of Neuquén. Of the U.S.$188 million to be disbursed, Dow will provide up to U.S.$120 million through a convertible financing in their participation in the project. The agreement contemplated a first phase of work during which 16 wells would be drilled. This first phase ended in June 2015, with all 16 wells hooked up and reaching production of 668 mcm/d of gas at the end of this phase. On October 22, 2015, the companies signed an amendment to the original agreement whereby Dow Europe Holding B.V. and PBB Polisur S.A. increased the original commitment by U.S.$60 million for the development of a second phase, which includes the drilling of 18 new wells. On December 15, 2015, the parties executed all steps contemplated in the agreement so that PBB Polisur S.A. became a partner in “El Orejano” Area on a 50/50 basis with YPF. During December 2015, the project had an average production of 765 mcm/d, with 19 producing wells. The total YPF investment for 2015 was U.S.$228 million, including drilling, completion and facilities.

•	“La Amarga Chica” Area: On December 10, 2014, YPF and PETRONAS E&P ARGENTINA S.A. (“PEPASA”), an affiliate of PETRONAS E&P Overseas Ventures Sdn. Bhd (“PEPOV”) of Malaysia executed a Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén. The Investment Agreement provides for the joint development of a shale oil pilot project (the “Pilot Plan”) in three annual phases with a total investment of U.S.$550 million plus VAT, of which PEPASA will provide U.S.$475 million and YPF will provide U.S.$75 million. YPF assigned 50% of the La Amarga Chica concession to PEPASA and is the operator of the area. The concession rights will, in turn, be collaterally assigned by PEPASA in favor of YPF as security for, and until PEPASA has complied with all its obligations under the Investment Agreement. Additionally, PEPOV has executed a payment guaranty of certain of PEPASA’s financial obligations under the Investment Agreement. The Pilot Plan, comprising 30 wells in three years, started in May 2015, with the drilling of a first vertical well , which will be finished in 2016. By the end of 2015, one vertical and three horizontal wells were drilled. Completion of these four wells is scheduled for early 2016. This drilling activity developed during 2015 implied an investment of U.S.$30 million, with an additional U.S.$6.5 million expended on production facilities.

•	“Chihuido de la Sierra Negra Sudeste – Narambuena” Area: During April 2014, YPF and subsidiaries of Chevron Corporation executed a new agreement with the objective of the joint exploration of unconventional hydrocarbons in the province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The agreement defined a first phase exploratory commitment during 2015 and 2016, which includes the drilling and completion of four exploration wells (three vertical wells and one horizontal well) with a total investment of U.S.$62.6 million. During 2015, this activity began, with two of the wells already drilled and completed and the third well (horizontal) in the drilling phase. In October 2016, Chevron will declare whether the joint activity continues to a second phase, during which five wells would be drilled and completed (during the pilot phase) during 2017 and 2018. If the second phase takes place, then the farm-in decision deadline for Chevron will be in June 2019. See “—Main properties.”

Main properties

Our production is concentrated in Argentina and our domestic operations are subject to the risks. See “Item 3. Key Information—Risk Factors.”

In 2015, we finalized agreements related to the acquisition and development of properties that are part of our core business:

•	On January 31, 2014, we acquired Petrobras Argentina S.A.’s 38.45% participation in the concession contract UTE Puesto Hernández executed between both companies for the exploitation of the Puesto Hernández area. The Puesto Hernández area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, now owning 100% of the participation in the Puesto Hernández area and becoming the operator of the concession. As of December 2015, Puesto Hernández produced over 9,100 barrels a day of light crude oil (Medanito quality). The transaction was completed for the amount of U.S.$40.7 million. By becoming the operator of the Puesto Hernández area, we expect we will be able to accelerate our investment plans to optimize the area’s production potential until 2027.

•	On February 7, 2014, we acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract “Segment 5 Loma La Lata—Sierra Barrosa” (known as the “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area. The Lajas formation area is an exploitation concession, located in the province of Neuquén. YPF is the holder of the concession, which expires in 2027. Exploitation of the Lajas formation area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the area. As a result of the termination of the joint operation contract, YPF owns 100% of the interest in the Lajas formation area. The consideration for the transaction was U.S.$25 million.

•	On March 12, 2014, we acquired 100% of the interests of Apache Overseas lnc. and Apache International Finance II S.a.r.l. (together with their affiliates, “Apache”) in certain foreign companies that control Argentine companies that are the owners of assets located in Argentina, including 28 concessions (23 operated and 5 non-operated) in Neuquina basin (in the provinces of Neuquén and Río Negro), 7 concessions in Tierra del Fuego, and a significant conventional resource base. Pursuant to this transaction, YPF acquired control of all of the assets of the Apache Corporation in Argentina. The price paid for the transaction includes U.S.$786 million in cash plus the assumption of approximately U.S.$31 million of bank debt relating to the companies acquired. The primary assets included in this transaction, located in the provinces of Neuquén, Tierra del Fuego and Río Negro, have an important infrastructure of pipelines and facilities. In addition, certain assets have potential for exploration and development in the Vaca Muerta formation.

•	On March 12, 2014, YPF completed a transfer of assets transaction under an agreement with Pluspetrol S.A. (“Pluspetrol”) whereby Pluspetrol transferred, in exchange for U.S.$217 million, an interest in certain assets related to those acquired from Apache located in the province of Neuquén, with the objective of jointly exploring and developing the Vaca Muerta formation.

•	During April 2014, YPF and subsidiaries of Chevron Corporation executed a new agreement with the objective of the joint exploration of unconventional hydrocarbons in the province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. For more information, see Note 11.c) to the Audited Consolidated Financial Statements.

•	On December 5, 2014, YPF S.A., Yacimientos del Sur S.A. (“YSUR”) and the Province of Neuquén and Gas y Petroleo del Neuquen S.A. signed a Memorandum of Investment Agreement (the “Memorandum Agreement”) pursuant to which the parties have agreed to convert the joint ventures and respective joint operating agreements relating to La Amarga Chica and Bajada de Añelo areas into unconventional hydrocarbon extraction concession agreements under Articles 27 and 35(b) of the Hydrocarbons Law (as amended by Law No. 27,007). The Memorandum Agreement was also approved by the National Executive Office and the Legislature of the Province of Neuquén.

As part of the conversion of these agreements to unconventional hydrocarbon extraction concession agreements, the Company agreed to make a cash payment and assign all of its interests in the following areas: i) Puesto Cortadera, ii) Loma Negra NI, iii) Cutral Co Sur, iv) Neuquén del Medio, v) Collon Cura Bloque I and vi) Bajo Baguales.

Under the Memorandum Agreement, the conditions for carrying out the pilot projects on the new La Amarga Chica and Bajada de Añelo concessions are set forth, with a term of 36 and 42 months, respectively, as required by Article 35 (b) of the Hydrocarbons Law as amended by Law No. 27,007. On December 19, 2014, the Company reported that the National Executive Office and the Legislature of the Province of Neuquén approved the Investment Agreement contemplated by the Memorandum Agreement.

•	On December 10, 2014, YPF and PEPASA, an affiliate of PEPOV executed a Project Investment Agreement (the “Investment Agreement”) aiming to perform joint exploitation of unconventional hydrocarbons in the La Amarga Chica area in the province of Neuquén. The parties have signed the following supplementary agreements to the Investment Agreement (the “Supplemental Agreements”): a) the Assignment Agreement for 50% of the concession for the La Amarga Chica area; b) a Joint Venture Agreement; c) the Joint Operating Agreement (“Joint Operating Agreement”); d) the Guaranty Assignment Agreement; e) the Right of First Offer Agreement for the sale of crude oil and f) an Assignment Agreement for hydrocarbons export rights. The Investment Agreement provides for the joint development of a shale oil pilot project (the “Pilot Plan”) in three annual phases with a total investment of U.S.$550 million plus VAT, of which PEPASA will provide U.S.$475 million and YPF will provide U.S.$75 million. YPF will assign 50% of the La Amarga Chica concession to PEPASA and will be the operator of the area. The concession rights will, in turn, be collaterally assigned by PEPASA in favor of YPF as security for, and until PEPASA has complied with all its obligations under the Investment Agreement. Additionally, PEPOV has executed a payment guaranty of certain of PEPASA’s financial obligations under the Investment Agreement. The Pilot Plan began in May 2015 once conditions precedent to the effectiveness of the Investment Agreement and the Supplemental Agreements were fulfilled, which relate primarily to the granting of the 35-year exploitation concession for the project area by the province of Neuquén and certain provisions with respect to the project’s tax structure, including promotional, tax and royalty commitments in accordance with Law No. 27,007 and the agreement executed with the province of Neuquén on December 5, 2014. When the full contributions to each of the annual phases of the Pilot Plan have been made, PEPASA will have the option to withdraw from the plan by transferring its participation in the concession and paying liabilities accrued prior to its withdrawal (without the right to 50% of the value of net production from wells drilled prior to the exercise of its right to withdraw). After the parties’ total commitments have been met during the Pilot Plan, each party will be responsible for and contribute 50% of the work program and budget to develop the area as provided for by the Joint Operating Agreement. The Investment Agreement provides that over the three phases of the Pilot Plan, the parties will be required to perform a 3D seismic acquisition and processing program covering the entire concession area, drill 35 wells targeting the Vaca Muerta formation (including vertical and horizontal wells) and install facilities to transport the hydrocarbon production from this area.

The following table sets forth information with regard to our developed and undeveloped acreage by geographic area as of December 31, 2015:

	As of December 31, 2015
	Developed (1)		Undeveloped (2)
	Gross (3)	Net (4)	Gross (3)	Net (4)
	(thousands of acres)
South America	1,481	1,092	32,990	16,833
Argentina	1,481	1,092	32,405	16,531
Rest of South America (5)	—	—	585	302
North America (6)	0.2	—	—	—

Total	1,481.2	1,092	32,990	16,833

(1)	Developed acreage is spaced or assignable to productive wells.
(2)	Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	A “gross acre” is an acre in which we own a working interest.
(4)	“Net” acreage equals gross acreage after deducting third-party interests.
(5)	Relates to Colombia and Chile. In the case of Colombia, YPF has requested approval from the application authority (“ANH”), for the farm-out of its total working interest in COR 12 block. YPF and its partners informed ANH of the decision to relinquish COR 33 block. In Chile, YPF’s undeveloped surface acreage totaled 130,000 acres.
(6)	Relates only to the United States’ Gulf of Mexico.

As of December 31, 2015, none of our exploratory undeveloped acreage was subject to exploration permits that will expire in 2016 in accordance with the Hydrocarbons Law and complementary provincial laws. In addition, according to Law No. 27,007 that amended the Hydrocarbons Law, all national offshore permits and offshore hydrocarbon production concessions that did not have association agreements with ENARSA as of the date of the new law reverted and were transferred to the Argentine Secretariat of Energy. Permits and concessions granted prior to Law No. 25,943 will be exempt from this provision. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements signed with ENARSA. As of the date of this annual report, the negotiations are ongoing. YPF currently participates in three offshore blocks in association with ENARSA, which represent approximately 60% of the undeveloped acreage. We cannot guarantee that as a result of such negotiations we would not decide to relinquish to the Argentine Secretariat of Energy part or all of the acreage included in our current association with ENARSA. With the exception of the above, none of our exploration permits are regulated by Law No. 27,007. See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law—Exploration and Production.”

However, as a result of the expiration in 2016 of the first, second or third exploration terms of certain of our exploration permits (according to the original terms of the Hydrocarbons Law, which applied to our existing exploration permits), we would be required to relinquish a fixed portion of the acreage related to each such expiring permit, as set forth in the Hydrocarbons Law, as long as exploitable quantities of oil or gas are not discovered in such areas (in which case we may seek to obtain a declaration of their commercial viability from the relevant authorities, and the related areas would then be subject to exploitation concessions). Additionally, and depending on the circumstances that could arise in each case (for instance, the state of exploratory activity in a certain area), we could request an extension of the expiration of the exploration permit, which would be subject to the approval of the respective governing authority. As a result, if no discoveries are made in 2016, we would be required to relinquish approximately 3,500 km2 of exploratory undeveloped acreage (approximately 9% of our 39,000 km2 of net exploratory undeveloped acreage as of December 31, 2015) during 2016.

Additionally, based on information available as of the date of this annual report, if we fail to make any discoveries or to engage in new activity that could extend the expirations of the exploration permits, we could be required or could decide to relinquish a maximum of approximately 600 km2 of exploratory undeveloped acreage (approximately 2% of our 39,000 km2 of net exploratory undeveloped acreage as of December 31, 2015) during 2017 and 2018.

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

See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law” for a description of new terms that apply to new production concessions or exploration permits, other than those already governed by previous laws.

Argentine Exploration Permits and Exploitation Concessions

Argentina is the second largest gas and fourth largest oil-producing nation in Central and South America according to the 2015 edition of the BP Statistical Review of World Energy, published in June 2015. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of the date of this annual report, a total of 24 sedimentary basins were re-evaluated in the country, in the line with (Plan Exploratorio Argentina). The total surface area of the continent represents approximately 408 million acres and the total offshore surface area includes 194 million acres on the South Atlantic shelf within the 200 meter line. Of the total 602 million acres of the sedimentary basins, a significant part still needs to be evaluated through exploratory and study drilling.

The following table shows our gross and net interests in productive oil and gas wells in Argentina by basin, as of December 31, 2015:

	Wells(1)(2)
	Oil		Gas
Basin	Gross	Net	Gross	Net
Onshore	13,539	12,186	1,515	1,142
Neuquina	4,689	4,048	1,349	1,008
Golfo San Jorge	7,856	7,230	57	57
Cuyana	843	769	—	—
Noroeste	20	8	52	20
Austral	131	131	57	57
Offshore	—	—	19	10

Total	13,539	12,186	1,534	1,152

(1)	In addition to productive oil and gas wells located in Argentina, we have interests in oil wells located in the United States (seven gross wells and approximately one net well, as of December 31, 2015).
(2)	A “gross well” is a well in which we own a working interest. A “net well” is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions of whole numbers. Gross and net wells include one oil well and three gas wells with multiple completions.

As of December 31, 2015, we held 146 exploration permits and production concessions in Argentina. We directly operate 113 of them, including 34 exploration permits and 79 production concessions.

•	Exploration permits. As of December 31, 2015, we held 38 exploration permits in Argentina, 34 of which were onshore exploration permits and four of which were offshore exploration permits. We had 100% ownership of two onshore permits, and our participating interests in the remainder varied between 30% and 90%. We had 100% ownership of one offshore permit, and our participating interests in the remainder varied between 30% and 35%.

•	Production concessions. As of December 31, 2015, we had 108 production concessions in Argentina. We had a 100% ownership interest in 69 production concessions, and our participating interests in the remaining 39 production concessions varied between 7% and 98%.

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

The table below provides certain information with respect to our net working interests in our principal oil and gas fields in Argentina at December 31, 2015, most of which are mature:

		Production 2015		Proved Reserves as of December 31, 2015
Areas (1)	Interest (%)	Oil (2) (mmbbl)	Gas (mmcf)	Oil (2) (mmbbl)	Gas (mmcf)	BOE (mmboe)	Basin / Location	Development Stage of the area
Loma La Lata Central	100	8,198	114,236	36,633	617,212	146,555	Neuquina	Mature Field
Los Perales	100	5,497	13,758	63,204	72,650	76,142	Golfo San Jorge	Mature Field
Aguada Toledo - Sierra Barrosa	100	1,963	74,505	10,289	358,519	74,139	Neuquina	Mature Field
Estación Fernández Oro	97	922	20,719	17,887	271,798	66,293	Neuquina	Mature Field
Seco León	100	4,232	4,722	44,017	25,015	48,472	Golfo San Jorge	Mature Field
Lindero Atravesado (3)	38	99	12,036	822	246,072	44,646	Neuquina	Mature Field
Barranca Baya	100	5,787	1,125	40,322	6,619	41,501	Golfo San Jorge	Mature Field
Manantiales Behr	100	7,388	6,484	34,798	22,534	38,812	Golfo San Jorge	Mature Field
Loma La Lata Norte (4)	61	5,690	18,524	22,610	87,285	38,155	Neuquina	Mature/New Field
Tierra del Fuego - Fracción B	100	804	27,929	4,642	158,253	32,826	Austral	Mature Field
Chihuido Sierra Negra	100	4,346	1,016	29,296	7,415	30,617	Neuquina	Mature Field
Puesto Hernández	100	3,400	809	26,449	6,107	27,536	Neuquina	Mature Field
Magallanes (3)	50	811	14,022	3,925	127,520	26,635	Austral	Mature Field
San Roque (3)	34	1,528	20,828	7,452	101,494	25,528	Neuquina	Mature Field
Rincón del Mangrullo	50	767	12,597	5,332	103,577	23,778	Neuquina	New Field
El Portón	100	2,877	32,986	7,997	82,423	22,676	Neuquina	Mature Field
El Trébol	100	2,490	1,037	21,513	5,701	22,529	Golfo San Jorge	Mature Field
CNQ 7A (3)	50	4,422	1,270	21,733	4,165	22,475	Neuquina	Mature Field
Lomas del Cuy	100	2,702	1,374	19,565	7,845	20,962	Golfo San Jorge	Mature Field
Vizcacheras	100	2,682	241	18,529	1,789	18,847	Cuyana	Mature Field
Chihuido La Salina	100	3,020	26,785	8,470	55,891	18,424	Neuquina	Mature Field
Cañadón Yatel	100	1,940	12,412	6,641	53,226	16,121	Golfo San Jorge	Mature Field
Señal Picada	100	2,165	255	15,253	1,756	15,566	Neuquina	Mature Field
Desfiladero Bayo	99	2,221	316	14,957	1,978	15,309	Neuquina	Mature Field
Aguada Pichana (3)	27	1,534	25,048	3,427	64,359	14,889	Neuquina	Mature Field
La Ventana Central	70	1,278	165	12,734	2,018	13,093	Cuyana	Mature Field
Escalante	100	1,387	982	11,453	6,178	12,554	Golfo San Jorge	Mature Field
Acambuco (3)	23	237	10,321	1,285	62,664	12,445	Noroeste	Mature Field
Cerro Fortunoso	100	1,317	0	11,993	0	11,993	Neuquina	Mature Field

(1) Exploitation areas.

(2) Includes condensate and NGL.

(3) Non-operated fields.

(4) Working interest is 100% in the Sierras Blancas formation (mature field) and 50% in the Vaca Muerta and Quintuco formations (new field).

Approximately 88% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (47%) and Golfo San Jorge (41%) basins, and approximately 86% of our proved gas reserves in Argentina are concentrated in the Neuquina (75%) and Austral (11%) basins.

Joint ventures and contractual arrangements in Argentina

As of December 31, 2015, we participated in 30 exploration and 32 production joint ventures and contractual arrangements (24 of which were not operated by us) in Argentina. Our interests in these joint ventures and contractual arrangements ranged from 7% to 98%, and our obligations to share exploration and development costs varied under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participated as of December 31, 2015, see Annex II to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion in exploitation concessions and exploration permits, respectively.

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

Information on net proved reserves as of December 31, 2015, 2014 and 2013 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated each month, for crude oils of different quality produced by the Company. Consequently, for calculation of our net proved reserves as of December 31, 2015, the Company considered the realized prices for crude oil in the domestic market (which are higher than those that had prevailed in the international market), taking into account the unweighted average price for each month within the twelve-month period ended December 31, 2015. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

Notwithstanding the foregoing, commodity prices declined significantly since 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Our oil and natural gas reserves are estimates.”

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

Technology used in establishing proved reserves additions

YPF’s estimated proved reserves as of December 31, 2015 are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D seismic data, calibrated with available well control. Where applicable, geological outcrop information was also utilized. The tools used to interpret and integrate all this data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

For further information on the estimation process of our proved reserves, see “—Internal controls on reserves and reserves audits.”

Net Proved Developed and Undeveloped Reserves as of December 31, 2015

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil, NGLs and natural gas at December 31, 2015.

Proved Developed Reserves	Oil (1) (mmbbl)	NGL (mmbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated entities
South America
Argentina	439	56	2,205	887
North America
United States	1	—	5	2

Total consolidated entities	440	56	2,210	889
Equity-accounted entities
South America
Argentina	—	—	—	—
North America
United States	—	—	—	—

Total equity-accounted entities	—	—	—	—

Total proved developed reserves	440	56	2,210	889

Proved Undeveloped Reserves	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated entities
South America
Argentina	168	15	862	337
North America
United States	—	—	—	—

Total consolidated entities	168	15	862	337
Equity-accounted entities
South America
Argentina	—	—	—	—
North America
United States	—	—	—	—

Total equity-accounted entities	—	—	—	—

Total proved undeveloped reserves	168	15	862	337

Total Proved Reserves (2) (3)	Oil (1) (mmbbl)	NGL (mmbbl)	Natural Gas (bcf)	Total (2) (mmboe)
Consolidated entities
Developed reserves	440	56	2,210	889
Undeveloped reserves	168	15	862	337

Total consolidated entities	608	71	3,072	1,226
Equity-accounted entities
Developed reserves	—	—	—	—
Undeveloped reserves	—	—	—	—

Total equity-accounted entities	—	—	—	—

Total proved reserves	608	71	3,072	1,226

(1)	Includes crude oil (oil and condensate).
(2)	Volumes of natural gas in the table above and elsewhere in this annual report have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(3)	Proved crude oil and NGLs reserves of consolidated entities include an estimated approximately 88 mmbbl of crude oil and 14 mmbl of NGLs in respect of royalty payments which, as described above, are a financial obligation or are substantially equivalent to a production or similar tax. Proved natural gas reserves of consolidated entities include an estimated approximately 329 bcf in respect of such payments. Equity-accounted entities reserves in respect of royalty payments that are a financial obligation or are substantially equivalent to a production or similar tax are not material.

For information regarding changes in our estimated proved reserves during 2015, 2014 and 2013, see Note 20 to the Audited Consolidated Financial Statements.

The paragraphs below explain in further detail the most significant changes in our proved undeveloped reserves during 2015, 2014 and 2013.

Changes in our proved undeveloped reserves during 2015

YPF had estimated a volume of net proved undeveloped reserves of 337 mmboe at December 31, 2015, which represented approximately 27% of the 1,226 mmboe total reported proved reserves as of such date. This compares to estimated net proved undeveloped reserves of 307 mmboe as of December 31, 2014 (approximately 25% of the 1,212 mmboe total reported proved reserves as of such date).

The 10% total net increase in net proved undeveloped reserves in 2015 is mainly attributable to:

–	Extensions and discoveries, which added 93 mmboe (24.5 mmbbl of crude oil, 7.3 mmbbl of NGL and 341.8 bcf of natural gas) of proved reserves mainly from Lindero Atravesado, Estación Fernandez Oro, Aguada Toledo—Sierra Barrosa, Rincón del Mangrullo, Loma Campana and Loma La Lata Norte fields.

–	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 77 mmboe (29 mmbbl of crude oil, 10.2 mmbbl of NGL and 212 bcf of natural gas) to proved developed reserves. Main contributions are related to development wells (51 mmboe), gas compression projects (15 mmboe) and improved recovery projects (8 mmboe).

–	New project studies and revision of gas and oil development projects, which added approximately 18 mmboe (7.5 mmbbl of crude oil, 0.9 mmbbl of NGL and 52.4 bcf of natural gas) of proved undeveloped reserves. The main contributions came from Loma La Lata Central, Barranca Baya, Tierra del Fuego Fracción B, Seco León and Los Perales fields.

–	New improved recovery projects, adding approximately 10 mmbbl of proved undeveloped secondary recovery reserves of crude oil. The most important additions belong to Los Perales, CNQ7A, Chachahuen Sur, Punta Barda and El Trebol fields.

–	A new joint venture agreement for Rincón del Mangrullo field resulted in an approximately 8 mmboe (0.3 mmbbl of crude oil, 1.6 mmbbl of NGL and 34.7 bcf of natural gas) reserves reduction in proved undeveloped reserves, due to a change in YPF’s working interest in this area.

YPF’s total capital expenditure to continue the development of reserves was approximately U.S.$4,592 million during 2015, of which U.S.$ 1,557 million was allocated to projects related to proved undeveloped reserves.

As at December 31, 2015, we did not have material amounts of proved undeveloped reserves in individual fields or countries that have remained undeveloped for five years or more after being disclosed as proved undeveloped reserves.

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

The 18% total net increase in net proved undeveloped reserves in 2014 is mainly attributable to:

–	Ongoing successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 88.1 mmboe (26.3 mmbbl of crude oil, 8.3 mmbbl of NGL and 300.6 bcf of natural gas) to proved developed reserves. Main contributions are related to development wells (58 mmboe), gas compression projects (14 mmboe) and improved recovery projects (10 mmboe).

–	Extensions and discoveries, which added 79.3 mmboe (19.6 mmbbl of crude oil, 9.6 mmbbl of NGL and 291.3 bcf of natural gas) of proved reserves mainly from the Rincón del Mangrullo, Aguada Toledo-Sierra Barrosa, Loma La Lata Norte, Manantiales Behr and Chachahuen fields.

–	Negotiation of the extension of exploitation concessions in the provinces of Tierra del Fuego and Río Negro which added 15.5 mmboe (4.7 mmbbl of crude oil, 0.8 mmbbl of NGL and 56.3 bcf of natural gas) of proved undeveloped reserves. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government Exploration and Production.

–	New project studies and revision of gas and oil development projects, which added approximately 28 mmboe (17.7 mmbbl of crude oil, a decrease of 1.3 mmbbl of NGL, and 64.8 bcf of natural gas) of proved undeveloped reserves. The main contributions came from the Volcán Auca Mahuida, Aguada Toledo-Sierra Barrosa, Seco León and Los Perales fields.

–	New improved recovery projects, which added approximately 10 mmbbl of proved undeveloped secondary recovery reserves. The most important additions are related to the Manantiales Behr, El Trébol, Escalante, Barranca Baya and Los Perales fields.

YPF’s total capital expenditure to advance the development of reserves was approximately U.S.$4,260 million during 2014, of which U.S.$758 million was allocated to projects related to proved undeveloped reserves.

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

The 28% total net increase in net proved undeveloped reserves in 2013 is mainly attributable to:

–	New project studies and extensions of natural gas and oil development projects, which added approximately 83 mmboe of proved undeveloped reserves, mainly from the Aguada Toledo–Sierra Barrosa (Lajas Tight Gas and Lotena formations), Rincón del Mangrullo, Loma La Lata Central (Sierras Blancas formation), and Piedras Negras fields.

–	Successful development activities related to proved undeveloped reserves projects, which allowed a transfer of approximately 41 mmboe to proved developed reserves.

–	Negotiation of the extension of exploitation concessions in the province of Chubut (See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Exploration and Production”) which added 8 mmboe of proved undeveloped reserves, mainly due to scheduled proved undeveloped projects and which will not require additional investment.

–	New improved recovery projects, which added approximately 8 mmboe of proved undeveloped secondary recovery reserves.

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

To control the quality of reserves booking, a process has been established that is integrated into the internal control system of YPF. This process to manage reserves booking is centrally controlled and has the following components:

(a)	The Reserves Audit (“RA”) is separate and independent from the Exploration and Production segment. RA’s activity is overseen by YPF’s Audit Committee, which is also responsible for supervising the procedures and systems used in the recording of and internal control over the Company’s hydrocarbon reserves. The primary objectives of the RA are to ensure that YPF’s proved reserves estimates and disclosure are in compliance with the rules of the SEC, the FASB, and the Sarbanes-Oxley Act, and to review annual changes in reserves estimates and the reporting of YPF’s proved reserves. The RA is responsible for preparing the information to be publicly disclosed concerning YPF’s reported proved reserves of crude oil, NGLs, and natural gas. In addition, the RA is also responsible for providing training to personnel involved in the reserves estimation and reporting process within YPF. The RA is managed by and staffed with individuals that have an average of more than 20 years of technical experience in the petroleum industry, including in the classification and categorization of reserves under the SEC guidelines. The RA staff includes several individuals who hold advanced degrees in either engineering or geology, as well as individuals who hold bachelor’s degrees in various technical studies. Several members of the RA are registered with or affiliated to the relevant professional bodies in their fields of expertise.

(b)	The Reserves Auditor, who has headed the RA since January 2013, is responsible for overseeing the preparation of the reserves estimates and reserves audits conducted by third party engineers. The current director has over 19 years of experience in geology and geophysics, reserves estimates, project development, finance and general accounting regulation. In the six years prior to becoming the Reserves Auditor, he was Regional Director responsible for the operation and development of YPF’s operated fields at the Cuyana and North of Neuquina basins, in western Argentina. He holds a degree in geology from the National University of Tucumán, and postgraduate courses at IAE Austral University. Consistent with our internal control system requirements, the Reserves Auditor’s compensation is not affected by changes in reported reserves.

(c)	A quarterly internal review by the RA of changes in proved reserves submitted by the Exploration and Production business units and associated with properties where technical, operational or commercial issues have arisen.

(d)	A Quality Reserve Coordinator (“QRC”) is assigned to each Exploration and Production business unit of YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of YPF and the timely reporting of the related financial impact of proved reserves changes. Our QRCs are responsible for reviewing proved reserves estimates. The qualification of each QRC is made on a case-by-case basis with reference to the recognition and respect of such QRC’s peers. YPF would normally consider a QRC to be qualified if such person (i) has a minimum of 5 years of practical experience in petroleum engineering or petroleum production geology, with at least three years of such experience in charge of the estimation and evaluation of reserves, and (ii) has either (A) obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other related discipline of engineering or physical science, or (B) received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

(e)	A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

(f)	Our internal audit team examines the effectiveness of YPF’s financial controls, which are designed to ensure the reliability of reporting and safeguarding of all the assets and examines YPF’s compliance with the law, regulations and internal standards.

(g)	All volumes booked are submitted to a third party reserves audit on a periodic basis. The properties selected for a third party reserves audit in any given year are selected on the following basis:

i.	all properties on a three year cycle; and

ii.	recently acquired properties not submitted to a third party reserves audit in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates.

For those areas submitted to a third party reserves audit, YPF’s proved reserves figures have to be within 7% or 10 mmboe of the third party reserves audit figures for YPF to declare that the volumes have been ratified by a third party reserves audit. In the event that the difference is greater than the tolerance, YPF will re-estimate its proved reserves to achieve this tolerance level or should disclose the third party figures. YPF has adopted the above-mentioned procedure by approving the corresponding internal policy.

In 2015, IHS Global Canada Limited audited certain YPF operated and non-operated areas in the Neuquina, Golfo San Jorge and Cuyana basins in Argentina, and DeGolyer and MacNaughton audited Neptune, a non-operated area in the United States. These audits were performed as of December 31, 2015, and the audited fields contain in aggregate, according to our estimates, 330.6 mmboe proved reserves (93.8 mmboe of which were proved undeveloped reserves) as of such date, which represented approximately 27.0% of our proved reserves and 27.8% of our proved undeveloped reserves as of December 31, 2015. Copies of the related reserves audit reports are filed as an exhibit to this annual report.

We are required, in accordance with Resolution S.E. No. 324/06 of the Argentine Secretariat of Energy, to annually file by March 31 details of our estimates of our oil and gas reserves and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an external auditor. The aforementioned certification and external audit only have the meaning established by Resolution S.E. No. 324/06, and are not to be interpreted as a certification or external audit of oil and gas reserves under SEC rules. We last filed such a report for the year ended December 31, 2014. Estimates of our oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this annual report mainly because: (i) information filed with the Argentine Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; (ii) information filed with the Argentine Secretariat of Energy includes other categories of reserves and resources that are not included in this annual report, which are different from estimates of proved reserves consistent with the SEC’s guidance contained in this annual report; and (iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves” established in Rule 4-10(a) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this annual report reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

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

Oil and Condensate Production (1)	2015	2014	2013
	(mmbbl)
Consolidated entities
South America
Argentina	91	89	84
North America
United States	*	*	*

Total consolidated entities	91	89	84
Equity-accounted entities
South America
Argentina	—	—	—
North America
United States	—	—	—

Total equity-accounted entities	—	—	—

Total oil production(2)	91	89	84

NGL Production (1)	2015	2014	2013
	(mmbbl)
Consolidated entities
South America
Argentina	18	18	18
North America
United States	—	—	—

Total consolidated entities	18	18	18
Equity-accounted entities
South America
Argentina	—	—	*
North America
United States	—	—	—

Total equity-accounted entities	—	—	*

Total NGL production (3)	18	18	18

Natural Gas Production (1)	2015	2014	2013
	(bcf)
Consolidated entities
South America
Argentina	452	470	372
North America
United States	*	1	1

Total consolidated entities	452	471	373
Equity-accounted entities
South America
Argentina	—	—	5
North America
United States	—	—	—

Total equity-accounted entities	—	—	5

Total natural gas production (4) (5)	452	471	378

Oil Equivalent Production (1)(6)	2015	2014	2013
	(mmboe)
Consolidated entities
Oil and condensate	91	89	84
NGL	18	18	18
Natural gas	81	84	66
Equity-accounted entities
Oil and condensate	—	—	—
NGL	—	—	*
Natural gas	—	—	1

Total oil equivalent production	190	191	169

*	Not material (less than 1).
(1)	Loma La Lata Central and Loma La Lata Norte (southern and northern parts of the Loma La Lata field) in Argentina contain approximately 15% of our total proved reserves expressed on an oil equivalent barrel basis. Oil and condensate production in these fields was approximately 6, 5, and 5 mmbbl for the years ended December 31, 2015, 2014 and 2013, respectively. NGL production in these fields was approximately 8, 8 and 9 mmbbl for the years ended December 31, 2015, 2014 and 2013, respectively. Natural gas production in the Loma La Lata field was 133, 138 and 110 bcf for the years ended December 31, 2015, 2014 and 2013, respectively.
(2)	Crude oil production for the years ended in December 31, 2015, 2014 and 2013 includes an estimated approximately 13, 13 and 12 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of crude oil in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax is not material.
(3)	NGL production for the years ended in December 31, 2015, 2014 and 2013 includes an estimated approximately 2, 2 and 3 mmbbl, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of NGL in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.
(4)	Natural gas production for the years December 31, 2015, 2014 and 2013 includes an estimated approximately 58, 60 and 47 bcf, respectively, in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation or are substantially equivalent to a production or similar tax is not material.
(5)	Does not include volumes consumed or flared in operations (whereas sale volumes shown in the reserves table included in “Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves” include volumes consumed in operations).
(6)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.

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

The following table sets forth the average production costs and average sales price by geographic area for 2015, 2014 and 2013:

Production costs and sales price	Total	Argentina	United States
	(Ps./boe)
Year ended December 31, 2015
Lifting costs	152.00	151.85	240.76
Local taxes and similar payments (1)	4.82	4.83	—
Transportation and other costs	14.95	14.91	41.09

Average production costs	171.77	171.59	281.85

Average oil sales price	620.77	621.85	392.86
Average NGL sales price	133.92	133.59	175.25
Average natural gas sales price (2)	249.71	249.75	129.73
Year ended December 31, 2014
Lifting costs	122.44	122.26	235.99
Local taxes and similar payments (1)	11.43	11.44	—
Transportation and other costs	15.06	15.03	31

Average production costs	148.93	148.74	266.99

Average oil sales price	594.02	593.34	724.77
Average NGL sales price	188.87	187.70	364.23
Average natural gas sales price (2)	204.02	204.01	192.58
Year ended December 31, 2013
Lifting costs	88.02	88.02	88.52
Local taxes and similar payments (1)	5.55	5.58	—
Transportation and other costs	19.89	19.88	21.96

Average production costs	113.46	113.48	110.48

Average oil sales price	393.62	392.77	541.74
Average NGL sales price	114.05	112.90	252.27
Average natural gas sales price(2)	129.86	129.87	108.12

(1)	Does not include ad valorem and severance taxes, including the effect of royalty payments which are a financial obligation or are substantially equivalent to such taxes, in an amount of approximately Ps. 60.39 per boe, Ps. 45.51 per boe and Ps. 32.77 per boe for the years ended December 31, 2015, 2014 and 2013, respectively.
(2)	Includes revenues from the Gas Plan.

Drilling activity in Argentina

The following table shows the number of wells drilled by us or consortiums in which we had a working interest in Argentina during the periods indicated.

Wells Drilled in Argentina	For the Year Ended December 31,
	2015	2014	2013
Gross wells drilled (1)
Exploratory productive	35	35	38
Oil	24	20	30
Gas	11	15	8
Dry	5	8	3

Total	40	43	41

Development productive	962	861	728
Oil	766	725	664
Gas	196	136	64
Dry	10	4	2

Total	972	865	730

Net wells drilled (2)
Exploratory productive	27	30	29
Oil	22	17	25
Gas	6	13	4
Dry	4	5	3

Total	31	35	32

Development productive	766	708	679
Oil	629	592	624
Gas	137	116	55
Dry	8	4	2

Total	774	712	681

(1)	“Gross” wells include all wells in which we have an interest. In addition to wells drilled in Argentina, we participated in the drilling of the following “gross” wells in North America: one development oil well in 2014 with positive result, which belongs to the Neptune off shore project GOM (first oil January 2015).
(2)	“Net” wells equals gross wells after deducting third-party interests. In addition to wells drilled in Argentina, “net” wells were not drilled in North America.

Exploration & Production Activity in Argentina

During 2015, our main exploratory and development activities in Argentina have had the following principal focus:

1.	Operated areas - Exploratory activities

During 2015, our main exploratory activities in Argentina were principally focused on:

1.1 Onshore:

•	Unconventional activities:

The successful exploration results achieved in 2014 continued into 2015. We continued the regional exploration of the Vaca Muerta formation to determine the productivity of the shale oil, wet gas and dry gas in different areas of the basin.

Having completed the exploration phase, we obtained 35-year exploitation permits for the Bandurria Sur block and requested 35-year exploitation permits for the La Ribera I & II blocks.

•	Shale oil:

Neuquina basin: Exploration continued along the shale oil strip, in an attempt to define intermediate control points of productivity.

We obtained positive results in wells drilled in the Bandurria, Chihuido de la Sierra Negra and Bajo del Toro blocks. These wells confirmed the productivity of the Vaca Muerta formation at various points of the basin.

•	Shale gas:

Neuquina basin: During 2015, we focused on the regional definition of the shale gas strip area obtaining positive results in the Bandurria and La Ribera I & II blocks. Discoveries will be evaluated further in order to establish their commercial production potential. Studies to confirm results in Cerro Arena, Pampa de las Yeguas and Loma del Molle are still underway.

•	Conventional activities:

1. Neuquina basin:

Tight gas: Exploration of tight gas continued with the drilling of RDM.xp-38 in the Rincón de Mangrullo block. As of the date of this annual report, this well is pending completion.

Positive results were obtained in eleven exploration wells targeting conventional reservoirs in the following blocks:

¡	Los Caldenes (gas)
¡	Paso de las Bardas (gas)
¡	Payún Oeste (oil) (2 wells)
¡	Altiplanicie del Payún (oil)
¡	Las Tacanas (gas)
¡	Loma la Lata - Sierra Barrosa (gas)
¡	Octógono (oil)
¡	Chachahuen Sur (oil)
¡	El Manzano Este (oil)
¡	Puntilla del Huicán (oil)

In the Cajón de los Caballos Oriental block one exploration well LoAl.x-1 was drilled in 2015, with the objective of the classic rocks of Neuquén group and the fissured rocks of Mendoza group. As of December 2015, this well was awaiting completion with a target date of March 2016.

2. Golfo San Jorge basin:

During 2015, we continued exploration activity targeting conventional oil and gas reservoirs in the Golfo San Jorge basin and we are continuing exploration of deep objectives during 2016. We obtained positive results in three exploration wells in the following blocks:

¡	Restinga Alí (gas)
¡	Los Perales-Las Mesetas (oil)

3. Cuyana basin:

We continued exploration activity targeting conventional oil in Cuyana basin, with results under evaluation in the following blocks:

¡	Barrancas
¡	La Ventana
¡	Ugarteche
¡	Cuenca Cuyana y Bolsones 17/B (CCyB 17/B)

From the results obtained in the Payun Oeste block (Neuquen basin) and Cuenca Cuyana y Bolsones 17/B (Cuyana basin), we have requested the province to allow commercial exploitation of the blocks, which opens new areas of development.

CCyB17/B Exploration block: Successful exploration of a well revealed a new mineralized area to be delineated and studied, in the Río Blanco formation.

4. Bordering areas:

Los Tordillos Oeste block located in the province of Mendoza: We fulfilled our commitment to drill two exploratory wells. Considering the results, we decided not to continue with the second exploratory period and, as a result, the block was relinquished to the province of Mendoza.

•	Seismic activities:

A long-term 2D-3D seismic registration campaign was started in 2015 and will continue in 2016.

During 2015, 1,070 km2 of seismic 3D was registered in the following blocks:

¡	Chachahuén (Mendoza province – Neuquina basin)
¡	Zampal Norte (Mendoza province – Cuyana basin)
¡	Cerro Piedra – Cerro Guadal Norte (Santa Cruz province - Golfo San Jorge basin)

Also, 350 km of seismic 2D was registered in the following blocks:

¡	Cajón de los Caballos (Mendoza province – Neuquina basin)
¡	Chachahuén (Mendoza province – Neuquina basin)

After the survey is performed, seismic data processing will be carried out for subsequent interpretation. The purpose of acquiring and processing the seismic data is to identify new exploration opportunities.

2.2	Offshore:

According to the amendments to the Hydrocarbons Law adopted by Law No. 27,007, all exploration permits owned by ENARSA will be transferred to the Secretariat of Energy. YPF currently participates in three offshore blocks in association with ENARSA (E1 block: YPF 35%, E2 block: YPF 33% and E3 block: YPF 30%) with total acreage of 23,700 km2. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements signed with ENARSA. As of the date of this annual report, the negotiations are ongoing. As of December 31, 2015, we do not have registered assets in these blocks. See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law” for a description of new terms which apply to new production concessions or exploitation permits.

Operated Areas - Development activities

During 2015, our development activities in Argentina were mainly focused on the following regions:

2.1	Neuquén—Río Negro

•	Neuquén concession:

1. Loma La Lata field:

The Sierras Blancas Infill project in the Southeast area continues its development with nine wells (four horizontal and five directional) during 2015. Six of these are already in production, one is being completed and tested, and two are being drilled. The four horizontal wells have had good pressure and production results. During 2016, we plan to drill eighteen wells.

In order to address the declining production of the field, we also continue improving production with plunger lift and wellhead compression.

2. Aguada Toledo–Sierra Barrosa field:

¡	Tight gas (Lajas formation)

During 2015, the regular offset drilling was almost completed. Several wells were drilled in the outer area of the main structure. The infill drilling started in 2015, achieving good results so far. We are conducting a horizontal drilling pilot in the deepest and tightest sands of Lajas formation to define the potential of the formation in low levels of the structure.

¡	Waterflooding (Lotena formation)

In 2015 we completed the Aguada Toledo Waterflooding project. We achieved the injection flow capacity planned (21,000 cm/d). For that, facilities were built and refurbished, 17 wells were converted to injectors and several others were repaired. Also, during 2016, studies will be carried out to extend waterflooding to Sierra Barrosa, an adjacent field, where there is an anticipated potential oil recovery of 3 mmboe.

¡	Delineation of tight oil strata (Quintuco-Vaca Muerta formation)

As part of a regional study of Quintuco-Vaca Muerta Formation, seven workovers and three wells were completed, from which rock and fluid data was taken. More studies and strategic evaluations are needed (such as horizontal wells) to confirm the formation’s potential.

¡	Barrosa Norte tight gas field (Lajas formation)

During 2015, six wells were drilled in this field. Three of the wells are already in production and the others are being completed and tested. In 2016, 15 wells will be drilled, with thirteen development wells and two appraisal wells in the west side of the structure. The Precuyo and Molles formations will be evaluated to determine their potential for future development.

¡	El Cordón tight gas field

In this field, we are in the early stages of development. Three wells and a workover were performed in 2015, with results meeting expectations, especially for the Lower Lajas formation, which is over-pressured and produces at expected rates. In 2016, new wells are planned in order to produce gas from the region ranging from Lower Lajas to the Sierras Blancas formations. A new pipeline has allowed us to increase flow rate from this field from December 2015.

3. Octógono block:

Four development wells were completed targeting the Basamento formation. The results were as expected, with an average production of 660 bbl/d by the end of December 2015. In addition to this, we completed two workovers targeting the same formation, with an average production of 43 bbl/d by the end of December 2015.

We completed four other workovers targeting the Lajas formation, which confirmed its potential in the north of the Octógono concession area, where good results were obtained. Regarding the secondary recovery pilot, we drilled and completed one replacement well and did four workovers. In addition to drilling activities, we are building and refurbishing facilities to reach a capacity of 1,500 cm/d of water injection, considering the first stage of the project.

4. Chihuido de la Sierra Negra field:

During 2015, we successfully completed a single well chemical tracer test, alkali surfactant polymer (“ASP”). This field test validated the entire previous lab test. In order to start a pilot on the field, further tests are required to evaluate ASP efficiency over longer time periods.

5. Volcán Auca Mahuida and Las Manadas blocks:

We continued with the appraisal and development of the Centenario and Mulichinco formations. Five new wells were completed during 2015, all of which were productive with good results. Further appraisal and development wells are scheduled to be drilled in 2016.

6. Cerro Hamaca Noroeste field:

The northwest area was discovered in late 2012. During 2015, we continued with the development campaign of the Rayoso formation. Ten wells were completed in 2015. As of December 2015, the field average oil production was 900 bbl/d, approximately 117% higher than the previous year, as of December 2014. Water injection is scheduled to begin in 2017.

7. Puesto Hernandez block:

During 2015, we reactivated the drilling activity in the area where new wells had not been added since 2008. This activity contemplated the drilling of four production wells and two injection wells in the northwest and southeast of the field. As of December 2015, this activity generated an incremental production of oil of 126 bbl/d.

8. Bardita Zapala field:

Four development wells were drilled targeting the Tordillo formation, three of them with average oil production of 8 bbl/d in 2015. The results were lower than expected. The fourth well, BZ.a-10(d), had gas production of 14 mcm/d in 2015, meeting expectations.

9. Portezuelos field:

Four workovers were performed targeting shallow gas in the Centenario formation with an average gas production in 2015 of 15 mcm/d. In addition, three workovers were performed in the Lajas formation with an average gas production in 2015 of 10 mcm/d. The results of these workovers did not meet expectations.

10. Portezuelos Oeste field:

Five workovers were performed to open gas-bearing intervals in the Grupo Cuyo Superior formation, with average gas production for the PO-09 and PO-10 wells of 12 mcm/d in 2015. The expected production exceeds expectations.

11. Ranquil Co field:

Four development wells were drilled targeting the Precuyo formation, with average gas production of 47 mcm/d in 2015. These results did not exceed the plan.

12. Guanaco field:

Two step-out wells were drilled during 2015 in the Guanaco Shallow area targeting the Lotena and Lajas formations. One of them produces oil from Lotena with average production of 43 bbl/d in 2015. The results were lower than expected. To confirm the shallow gas potential from the Lajas formation in this field, we executed two workovers, which had a combined average production of 19 mcm/d in 2015.

13. Huincul field:

Two Lajas development wells with secondary exploratory targets of the Precuyo and Basamento formations were drilled during 2015, with an average oil production of 8 bbl/d and average gas production of 1 mcm/d in 2015. The results exceed the plan in oil but not in gas.

Neuquen YPF Concession

1 Aguada de Castro; 2 Aguada Pichana; 3 Aguada Villanueva; 4 Al Norte de La Dorsal; 5 Al Sur de La Dorsal I; 6 Al Sur de La Dorsal II; 7 Al Sur de La Dorsal III; 8 Al Sur de La Dorsal IV; 9 Al Sur De La Dorsal V; 10 Al Sur De La Dorsal VI; 11 Al Sur de La Dorsal VII; 12 Anticlinal Campamento; 13 Apon; 14 Bajada de Añelo; 15 Bajo Del Toro; 16 Bandurria Sur; 19 Cerro Arena; 20 Cerro Avispa; 21 Cerro Bandera; 22 Cerro Hamaca; 23 Cerro Las Minas; 24 Cerro Partido; 25 Chapua Este; 26 Chasquivil; 27 Chihuido de La Salina Sur; 28 Chihuido de La Sierra Negra; 29 Corralera; 30 Cortadera; 31 Cortadera; 32 Dadín—Lote I; 33 Dadín—Lote II; 34 Dadín—Lote III; 35 Don Ruíz; 36 Dos Hermanas; 37 El Orejano; 38 El Portón; 39 El Santiagueño; 40 Filo Morado; 41 Huacalera; 42 La Amarga Chica; 43 La Banda; 44 La Calera; 45 La Ribera I; 46 La Ribera Ii; 47 Las Manadas (Calandria Mora); 48 Las Tacanas; 49 Lindero Atravesado; 50 Loma Amarilla; 51 Loma Campana; 52 Loma del Mojón; 53 Loma Del Molle; 54 Loma La Lata—Sierra Barrosa; 55 Los Candeleros; 56 Mata Mora; 57 Meseta Buena Esperanza; 58 Narambuena; 59 Octogono; 60 Ojo De Agua; 61 Pampa de Las Yeguas I; 62 Pampa de Las Yeguas II; 63 Paso de Las Bardas Norte; 64 Puesto Hernandez; 65 Rincón Del Mangrullo; 66 Río Barrancas; 67 Salinas del Huitrin; 68 San Roque; 69 Santo Domingo I; 70 Santo Domingo II; 71 Señal Cerro Bayo; 72 Señal—Punta Barda; 73 Volcán Auca Mahuida.

•	Río Negro Concession:

1. Los Caldenes block:

We drilled four wells and completed three wells in 2015. We also performed two workovers on existing wells. The oil is produced from two layers, as we successfully tested production from Quintuco and Sierras Blancas. As a result of this activity, oil production averaged 591 bbl/d as of December 31, 2015 (an increase of 389% compared to December 2014). Further drilling and completion activity is scheduled for 2016 and a gas line is planned to produce gas from deeper formations.

2. Señal Picada-Punta Barda block:

During 2015, we continued optimizing the existing waterflooding projects in the 50-year-old Señal Picada area. We completed 21 new wells and workovers in existing wells. Oil production decreased to 5,791 bbl/d (a decrease of 101 bbl/d or 2%) from December 2014 to December 2015. In the Punta Barda area, we continued with the appraisal campaign to extend the proved reserves area. Two wells were drilled in the Loma Montosa formation. One of these wells was completed and successfully tested for oil. The other well is scheduled to be completed in 2016. Three other wells were completed and ten workovers were performed in 2015. Oil production increased to 1,208 bbl/d (an increase of 166 bbl/d or 16%) from December 2014 to December 2015.

3. Los Ramblones field:

Eleven oil wells were drilled during 2015, targeting primarily the Sierras Blancas formation. The best results were achieved from eight wells drilled on the western end of the field on a faulted combined trap. The 2015 drilling campaign had an average production with excellent results that restored the field’s production to its highest levels, reached in the 1980’s. It hit a peak of 1,406 bbl/d in December 2015. The successful campaign has opened up new opportunities for drilling in the area, which are currently under study.

4. Punta Rosada field:

Four workovers were performed targeting shallow gas in the Centenario formation. The successful campaign has created new opportunities in the area, which are currently under study.

5. Estación Fernandez Oro block:

During 2015, we drilled 19 gas wells targeting the Lajas formation (13 development gas wells, five step-out gas wells and one exploratory gas well) with results better than expected for the development wells, but poorer than expected for the rest of the wells. The development of the gas field will continue during 2016, focusing on drilling activity. An expansion in the mid-pressure compression and continuation of work on three drilling rigs are planned for 2016.

Río Negro YPF Concession

2.2	Mendoza

•	Mendoza Norte concession:

During 2015, our activities were focused on the development of new areas and performing primary recovery and waterflooding in mature oilfields by workovers and drilling new wells. Key activities are described below:

1. Barrancas block:

¡	Barrancas area: Results obtained from the appraisal well B.a-508, drilled in 2014, helped revitalize this mature oilfield as it opens a new opportunity in the area located at the northeast flank from the Barrancas Anticline. The drilling activity plan involved drilling 15 development wells. The dynamic-static model shows opportunities along the eastern flank of the structure and it is consistent with results from well B.a-507. Both support the expansion of the drilling activity.

¡	Ugarteche area: After 14 years, drilling activity has been revitalized with two development wells located in Ugarteche Occidental field. The successful results allow the expansion of the productive area in the south portion of the field. These wells produce from both the Barrancas and the Río Blanco formations.

¡	Estructura Cruz de Piedra area: The field development plan continued during 2015, including four workovers and five new development wells. We obtained good results that support the proposed activity for 2016, which includes the expansion of waterflooding to the ECP-Lunlunta area in the southern portion of the field.

2. La Ventana block:

After reaching a new Joint Operating Agreement with Sinopec, drilling activities were increased during 2014 and 2015. Four exploration wells were drilled between June 2014 and December 2015. According to the field development plan (infill & replacements wells), seven wells were drilled in 2014 and nine wells were drilled in 2015.This activity allowed us to incorporate reserves and production in the block. We expect to continue with the development plan, increasing the recovery factor of this mature field by drilling deep-objective appraisal wells, development wells, and workovers and optimizing the secondary recovery. In addition, this block is included in regional studies in order to develop an ASP formulation (tertiary recovery), according to temperature and salinity conditions of the reservoir-enhanced oil recovery (“EOR”) in the Barrancas Formation.

3. Vizcacheras block:

A new geological model of this mature field was created after seismic re-interpretation in 2012. This model enabled the construction of a development plan (including 63 new wells to drill). During 2015, three wells were drilled in the Vizcacheras Oeste field. We tested oil downdip in the Papagayos formation in the Vizcacheras field, Vi.a-1138 well. Three re-entry wells to the Barrancas formation were drilled (with positive results in the northwest zone). We also drilled two infill wells in the Cañada Dura field. In addition, this block is included in regional studies in order to develop EOR, in the Barrancas and Papagayos formations.

4. Llancanelo block:

Six horizontal wells and two appraisal wells were drilled in 2015, targeting two geological formations. A total of 23 wells have been drilled since 2010, with an oil production of 1,116 bbl/d, in line with expectations.

5. El Manzano block:

Positive results, which exceeded expectations, were obtained in the appraisal well LVo.a-9 drilled in 2014. This project continued in 2015 with the drilling of appraisal well LVo.a-14, which is not complete.

6. Cerro Fortunoso block:

A water treatment plant was installed to treat a maximum rate of 4,500 cm/d of injection water. We continued the waterflooding development plan in 2015, including drilling two injector wells, repairing one injector well and repairing one water production well. The last of the injector wells from the 2015 plan was being drilled at the end of December 2015.

Mendoza Norte YPF Concession

Mendoza Sur YPF concession:

During 2015, we remained focused on the development of new areas and waterflooding in mature oil fields. Key activities are described below:

1. Desfiladero Bayo area:

We drilled eight development wells and four appraisal wells in the Rayoso, Troncoso, Agrio, Mulichinco and Tordillo formations, in keeping with the development plan, and focused on investigating deep formations. Water injection was started to define the polymer baseline in the pilot area. We intend to begin the polymer injection pilot during the first half of 2016.

2. Chachahuen Sur block:

We drilled 52 development wells and 12 appraisal wells in the Rayoso formation with positive results. The expansion of water injection in block 1 is ongoing.

3. Cañadón Amarillo block:

We drilled 17 development wells and six appraisal wells in shallow formations (La Tosca and Chorreado), and deep formations (Grupo Cuyo, Barda Negra and Tordillo) to continue the development of the north area in the Cañadón Amarillo block. We obtained results exceeding expectations from the development wells and good results from shallow appraisal wells.

4. Paso Bardas Norte block:

We drilled three development wells and one appraisal well in tight gas formations (Lotena and Grupo Cuyo). The results were below expectations.

5. Puesto Molina block:

Three development and two injector wells were drilled, and workovers of producers and injector wells were perfomed to extend and optimize waterflooding patterns. The results were better than expected.

6. El Portón block:

One appraisal well was drilled to investigate deep formations (Quintuco and Mulichinco) with positive results.

7. Chihuido de la Salina block:

One appraisal well was drilled to investigate deep formations (Quintuco and Mulichinco) with positive results.

Mendoza Sur YPF Concession

2.3	Chubut

The oil production of the blocks operated by YPF in the province of Chubut surpassed historic levels for the third consecutive year, achieving a 1.8% increase in net oil production in 2015 compared to 2014. In addition, wellhead gas production increased 12% in 2015 compared to 2014.

1. Manantiales Behr block:

We drilled 43 wells in 2015 among three main oil fields, La Carolina, El Alba and Grimbeek, with positive results. Additionally, we completed 61 workovers also with positive results.

The assisted recovery project in Grimbeek began in 2013 with a focus on standard waterflooding. It is currently in an advanced stage with good production results.

During the first quarter of 2015, the polymer injection phase began. Some evidence of water decreases in the central well was recorded in 2015, which was the first positive result of the pilot phase. In the same field, the secondary recovery is performing well. Its peak oil rate surpassed expectations.

During the second half of 2015, the extension of this project, known as Grimbeek Norte, was implemented. It is expected to increase production in 2016.

The short-term focus on the Manantiales Behr block is to extend waterflooding projects along the field in order to sustain production growth. Facilities developments to extend waterflooding projects will continue in 2016.

As a result of the activities described, the volume of oil production has remained at similar levels of production compared to 2014.

Gas production increased by 10.9%, driven by the development of a new shallow low pressure target, the Glauconitic formation.

Chubut YPF Concession

2. El Trébol – Escalante block:

As a result of the investments during 2015 in this mature block, oil production increased by approximately 7.1% compared to 2014. We drilled 60 new wells and performed 58 workovers within waterflooding optimization projects, which, along with the delineation of new, deeper structures, increased the accumulated production by 18.6% in the last two years.

A new structure and project was delineated and partially developed in Escalante oilfield, called G3, with excellent production performance and geographic extension. We are employing an integrated primary and secondary development strategy to be carried out over the next three years.

3. Zona Central – Cañadón Perdido block:

This block is located near the urban area of Comodoro Rivadavia. Production decreased by 10.2% compared to 2014. This decrease was a consequence of delays in the extension of the Bella Vista Sur drilling project and a disruption at the HMO oil treatment plant for the block. One of the plant tanks failed on August 18, 2015, and we were forced to suspend oil production completely for two weeks. The problem was gradually remedied over three months.

4. Restinga Alí block:

Located on the coast between the urban area and the sea, this block was reactivated in 2013. Production increased to a peak of 940 bbl/d in July 2015. Beginning mid-August, production significantly decreased following a disruption at the Km9 oil plant. The block has been prevented from delivering oil to date. Production is expected to return to normal during the first quarter of 2016.

2.4	Santa Cruz

During 2015, we implemented 31 integral development projects across five major development areas in the province of Santa Cruz (Las Heras, El Guadal, Los Perales, Pico Truncado and Cañadon Seco), comprising a total portfolio of 40 projects. The main projects include the following reserve areas: Cañadón Escondida, Cerro Grande, Seco León, Los Perales, Cañadon Yatel and El Guadal, with 243 wells drilled (220 oil wells, 13 injectors and 10 advanced wells), 489 workovers and associated facilities.

The main objectives of these integral projects are:

¡	Comprehensively developing the areas through the drilling of new wells.

¡	Acquiring the necessary information with electrical logs, rotated plugs and well testing.

¡	Increasing the recovery factor with new enhanced oil recovery projects.

¡	Increasing water injection to improve the sweep efficiency.

¡	Extending horizontal and vertical limits with new appraisal and exploration wells. Drilling of new advanced wells in Los Perales.

¡	Providing development support through the appropriate surface facilities.

Santa Cruz YPF Concession

2.5	Tierra del Fuego

After five years with no activity, in June 2015 drilling activity in the area resumed with one rig. The 2015 campaign focused on drilling of oil development wells.

1. Carmen Silva field:

In this partially developed field, one well was drilled during 2015 (CS-2003), targeting the Springhill formation classic reservoir with average oil production of 20 bbl/d and an initial daily production of 113 bbl/d.

2. Cañadón Piedras field:

Two development wells were drilled in this mature oil field. The pressure ranges from 40% to 50% of the original well in the Springhill formation. One of the wells, CP-2003(d), was a dry hole well. The other, CP-2004(d), was put on production with average oil production of 19 bbl/d in 2015, below the expected production level.

A workover program consisting of six wells was executed, three of which obtained initial average daily production of 10.6 bbl/d (CP-69, CP96, CP50) and three of which did not produce (CP-73, CP109, RC-14). The results were lower than expected.

3. Cabo Nombre field:

Two development wells were drilled in this mature oil field, where a waterflooding project is ongoing, targeting primarily Springhill formation. One of them, CN-2002, had average oil production of 79 bbl/d, and met the expected production. The other well, CN-2001, began production in January 2016.

A workover program consisting of five wells was executed, four of which obtained initial average daily production of 7.5 bbl/d (CN-78, CN-1, CN17, CN-37). The other (CN-8) obtained initial production of 1.2 bbl/d. The results were lower than expected.

4. San Sebastián field:

A workover program consisting of nine wells was executed in this very mature gas field. The program reversed the declining output in the field.

During 2015, seismic reprocessing and 5D interpolation of 1,821 km2 in the Los Chorrillos and Uribe blocks was performed. It will be applied to the development of the fields located in Los Chorrillos block and in the review of Uribe’s exploratory prospects.

The 2016 campaign calls for drilling of gas development wells in the San Sebastián and Lago Fuego fields.

Tierra del Fuego YPF Concession

3.	Non-operated areas

•	Exploration activities:

We obtained positive results in exploration wells drilled in the Lindero Atravesado block, which is operated by Pan American Energy, and CNQ7/A, which is operated by Pluspetrol.

•	Development activities:

1. El Tordillo and La Tapera-Puesto Quiroga blocks:

Beginning in January 2014, under an agreement between YPF and the province of Chubut related to the negotiation of an extension of YPF concessions there, YPF transferred 41% of its working interest in the joint venture’s ET/LT-PQ to Petrominera Chubut S.E. As a result, the participation of YPF in the joint venture is 7.196%.

During 2015, 19 wells were drilled. Of those, 17 were producing in line with our expectations and two were pending completion as of December 2015.

2. Magallanes block:

On November 17, 2014, we agreed to extend the joint venture contract with ENAP Sipetrol Argentina S.A. in the Magallanes block. The objective of this agreement was to extend the rights and obligations of ENAP in the original joint venture agreement and confirm its role as operator, maintaining its 50% share until the end of the concession. On January 8, 2016, the Argentine government approved a concession extension through November 17, 2027. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Extension of Exploitation Concessions in the Cuenca Marina Austral.”

During 2015, an incremental production project began, known as “PIAM.” This project aims to increase the production capacity of the area by approximately 1.6 mmcm/d of gas beginning mid-2017. Currently, a portion of the engineering tasks have been in process. This project involves laying a marine pipeline, expanding compression capacity and reopening approximately 24 wells that are currently shut-in. The total estimated value of the project is approximately U.S.$354 million and its completion is expected during the second half of 2017.

3. Aguada Pichana block:

This block is operated by Total S.A. YPF holds a 27.2% working interest in this block.

Tight gas projects: during 2015, we continued tight gas development in different areas of the block and seven wells were drilled. Six of them are in production or waiting to put into production. The last well, APO-25(h), is pending its producing line to begin production.

Production improvements: during 2015, we continued our efforts to maintain or improve daily production. We continued the campaign initiated during the first half of 2013, under which six velocity strings and five capillary strings were initiated, three wells were refractured and three workovers were conducted.

Unconventional: we continued drilling the pilot wells for unconventional development, which consisted of six horizontal wells. During the second half of 2015, the completion stage began, which consisted of ten fractures by well and treatment facilities.

4. Lindero Atravesado block:

This block is operated by Pan American Energy LLC. YPF holds a 37.5% working interest in this block.

During 2015, a new non-conventional concession through 2060 was granted by the government of Neuquén, according to the Hydrocarbons Law as amended by Law No. 27,007. This non-conventional concession is based on developing and drilling the Lajas formation. The original scope of the concession includes 97 wells and three new gas plants, as well as the renovation of two existing gas plants. The 2015 drilling campaign, consisted of 28 wells, all of which are in production. The project also includes building the corresponding field facilities. Additionally, two wells were drilled in the Sierras Blancas formation.

5. Aguaragüe block:

This block is operated by Tecpetrol, and YPF holds a 53% working interest in this block. Two gas wells were drilled in the Tupambi formation of the Campo Durán field, with better results than expected. One oil well was drilled in the Los Monos formation of the Altos de Yariguarenda field, with results meeting expectations.

Properties and E&P activities in rest of the world

1.	United States:

During 2015, Maxus relinquished a total of three blocks in the Green Canyon area and one in the Mississippi Canyon area.

As of December 31, 2015, we had mineral rights in 16 blocks in U.S. territorial waters in the Gulf of Mexico, comprised of 13 exploratory blocks, with a gross surface area of 303 km2 (128 km2 net to Maxus), and three development blocks, with a gross surface area of 70 km2 (10.5 km2 net to Maxus). Our U.S. subsidiaries’ net proved reserves as of December 31, 2015 was 2.266 mmboe. Our U.S. subsidiaries’ net hydrocarbon production for 2015, including in the GOM area and Crescendo (ORRIs), was 0.584 mmboe.

The Neptune field is located approximately 120 miles off the Louisiana coast in the deepwater region of the Central Gulf of Mexico. The field is made up of the Atwater Valley 574, 575 and 618 blocks. Our indirect subsidiary, Maxus U.S. Exploration Company, has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and W&T Offshore (20%). BHP Billiton is the operator of the Neptune field and the associated production facilities. The Neptune reserves are being produced using a standalone, tension leg platform (“TLP”) located in the Green Canyon 613 block in 4,230 feet of water. The platform supports seven sub-sea development wells that are tied back to the TLP via a subsea gathering system.

In addition, YPF Holdings entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. These contractual, financial and performance commitments are not material. Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings—Operations in the United States.”

2.	Chile:

We were selected to operate in two exploratory blocks of the Magallanes basin: (i) San Sebastián, which we will operate and in which we will hold a 40% working interest with Wintershall, which will hold a 10% working interest, and ENAP, which will hold a 50% working interest; and (ii) Marazzi/Lago Mercedes, which we will operate and in which we will hold a 50% working interest along with ENAP, which will hold a 50% working interest.

Total commitments with respect to the awarded exploration blocks during the first exploratory period include the acquisition of 672 km2 of 3D seismic data and the drilling of eight exploratory wells. Between 2013 and 2014, 679 km2 of 3D seismic data were registered. Exploratory wells were drilled during 2015. In 2015, YPF requested to access a second exploration period in the San Sebastián block. However, Wintershall and ENAP have formally decided not to enter the second exploration period. Subsequently, the Marazzi/Lago Mercedes block was relinquished.

3.	Colombia:

Blocks COR12 and COR33 are located in the Cordillera Oriental basin, which we operate pursuant to authorization by the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos) (“ANH”). Our working interest in these blocks ranges from 55% to 60%. The net acreage relating to our working interest in the blocks is 700 km2. As of the date of this annual report, we have requested approval from the ANH to farm out our working interest in the COR 12 block. YPF and its partners informed the ANH of their decision to relinquish the COR 33 block. As of the date of this annual report, no confirmation from the ANH has been received.

4.	Uruguay:

4.1 Deep Water Offshore — Punta del Este basin:

¡	Area 3: We owned a 40% working interest in this area and acted as operator, in partnership with Shell, which had a 40% working interest it took over from Petrobras Uruguay, and GALP, which had a 20% working interest. The permit expired on October 6, 2014 and a 120-day extension application was submitted to the authorities. The consortium declined to opt for a second exploration period.

5.	Ecuador

In October 2014, we signed a service contract with Petroamazonas, the national oil company of Ecuador, to optimize production in Yuralpa field. The 15-year agreement contemplates drilling of at least ten wells, using technologies for enhanced oil recovery and performing activities to increase oil production in this field, located in Block 21 in the Amazonian province of Napo.

During 2015, we opened an office in Quito and constituted its project team, composed of 16 members. A geological and reservoir model of the Hollín reservoir was constructed, allowing YPF to design the field development strategy, and the first workover operation was performed on the YRCA-012 well.

In October 2015, Petroamazonas EP requested that YPF suspend operations and immediately start renegotiating terms and conditions of the contract noting the abrupt drop in crude oil prices.

Additional information on our present activities

The following table shows the number of wells in the process of being drilled as of December 31, 2015.

	As of December 31, 2015
Number of wells in the process of being drilled	Gross	Net
Argentina	57	50
Rest of South America	—	—
North America	—	—
Total	57	50

Delivery commitments

We are committed to providing fixed and determinable quantities of crude oil and natural gas in the near future under a variety of contractual arrangements.

With respect to crude oil, we sell substantially all of our Argentine production to our Refining and Marketing business segment to satisfy our refining requirements. As of December 31, 2015, we were not contractually committed to deliver material quantities of crude oil to third parties in the future.

As of December 31, 2015, we were contractually committed to deliver 12,806 mmcm (or 452 bcf) of natural gas in the future, without considering interruptible export supply contracts, of which approximately 3,690 mmcm (or 130 bcf) will have to be delivered from 2016 through 2018. According to our estimates as of December 31, 2015, our contractual delivery commitments for the next three years could be met with our own production and, if necessary, with purchases from third parties.

However, since 2004 the Argentine government has established regulations for both the export and domestic natural gas markets which have affected Argentine producers’ ability to export natural gas. Consequently, since 2004 we have been forced in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. Charges to income totaling Ps. 31 million, Ps. 52 million and Ps. 174 million have been recorded in 2015, 2014 and 2013, respectively, in connection with our contractual commitments in the natural gas export market.

Among the regulations adopted by the Argentine government, on June 14, 2007, the Argentine Secretariat of Energy passed Resolution No. 599/07, compelling us to enter into an agreement with the Argentine government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). On January 5, 2012, the Official Gazette published Resolution S.E. No. 172, which temporarily extends the rules and criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria. On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

As a consequence of such agreement, YPF has not entered into any contractual commitment to supply natural gas to distribution companies. The purpose of Agreement 2007-2011 is to guarantee the supply of natural gas to the domestic market at the demand levels registered in 2006, plus the growth in demand by residential and small commercial customers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts.” According to our estimates as of December 31, 2015, supply requirements under Agreement 2007-2011 (which we were compelled to enter into and which was approved by a resolution that has been challenged by us) could be met with our own production and, if necessary, with purchases from third parties. Additionally, on October 4, 2010, the National Gas Regulatory Authority (“ENARGAS”) issued Resolution No. 1410/2010, which approved the “Procedure for Applications, Confirmations and Control of Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing new and more severe priority demand gas restrictions on producers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

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

In addition, on May 3, 2012, the Expropriation Law was passed by the Argentine congress. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. After the takeover of the Company by the new shareholders in accordance with the Expropriation Law, our strategy intends to reaffirm our commitment to creating a new model of the Company in Argentina that aligns our objectives, seeking profitable and sustainable growth that generates shareholder value, with those of the country, thereby positioning YPF as an industry-leading company aiming at the reversal of the national energy imbalance and the achievement of hydrocarbon self-sufficiency in the long term.

To achieve the goals set forth above, we intend to focus on (i) continuing to increase production, especially of natural gas; (ii) improving efficiency and productivity to enable us to adapt to a scenario of a prolonged decline in international oil prices; (iii) increasing exploration of mature areas; (iv) developing unconventional resources; (v) improving our capacity to refine in order to accommodate the growth in demand for refined products; (vi) exploring conventional and unconventional resources and pushing the limits of existing deposits and exploring new frontiers, including offshore; and (vii) maintaining a solid capital structure. These initiatives have required and will continue to require organized and planned management of mining, logistic, human and financing resources within the existing regulatory framework, with a long-term perspective.

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

Natural gas supply contracts

The Argentine government has established regulations for both the international and domestic natural gas markets, which have affected the ability of producers in Argentina to export natural gas YPF’s principal supply contracts are briefly described below.

We were committed to supply a daily quantity of 125 mmcf/d (or 4 mmcm/d) to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under three agreements which expire between 2017 and 2025 (the “Agreements”)). Pursuant to instructions from the Argentine government, deliveries have been interrupted since 2007. In connection with these contracts, the Company has renegotiated them through 2018 and has agreed to make investments, export gas and temporarily import certain final products, subject to approval by the relevant government authorities, which have been obtained. As of the date of this annual report, the Company has fulfilled the agreed commitments mentioned above. As a result, current commitments under the Agreements amount to a daily quantity of 46 mmcf/d through 2019. To the extent that the Company does not comply with the Agreements, we could be subject to significant claims, subject to the defenses that the Company might have.

We are currently engaged in a 15-year contract signed in 2003 with Gas Valpo, a natural gas distributor, to supply 35 mmcf/d (or 1 mmcm/d) through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (or 10 mmcf/d) (designed capacity with compression plants).

The contracts with Colbun and Gas Valpo were modified to become interruptible supply contracts.

We have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d (or 2.63 mmcm/d) of natural gas to a Chilean distribution company (Innergy) that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d or 9 mmcm/d) connecting Loma La Lata in Neuquén, Argentina with Chile. The contract was modified reducing its deliver or pay obligation to 7.1 mmcf/d (or 0.2 mmcm/d).

We have natural gas supply contracts with certain thermal power plants in northern Chile (Edelnor, Electroandina, Nopel and Endesa) utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d or 8.5 mmcm/d each) connecting Salta, Argentina to Northern Chile (Región II). The contracts with Edelnor and Electroandina were modified to become interruptible supply contracts.

With respect to Brazil, we entered into a 20-year supply contract in 2000 to provide 99 mmcf/d (or 2.8 mmcm/d) of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (“AESU”) through a pipeline linking Aldea Brasilera, Argentina, to Uruguaiana, Brazil (with a capacity of 560 mmcf/d or 15.8 mmcm/d). In May 2009, AESU notified us of the termination of the contract. We are currently in arbitration with AESU. See “Item 8. Financial Information—Legal Proceedings—Argentina—Accrued, probable contingencies—Alleged defaults under natural gas supply contracts.”

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

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by gas transportation companies) that natural gas consumption in Argentina totaled approximately 1,732 bcf (or 49.1 bcm) in 2015. We estimate that the number of users connected to distribution systems throughout Argentina was approximately 8.5 million as of October 31, 2015.

In 2015, we sold approximately 40% of our natural gas to local residential distribution companies, approximately 9% to compressed natural gas end users, approximately 44% to industrial users (including our affiliates, Mega and Profertil) and power plants, less than 1% in exports to foreign markets (Chile) and 7% to YPF downstream operations. Sales were affected by increased consumption by residential consumers during winter months (June to August). During 2015, approximately 85% of our natural gas sales were produced in the Neuquina basin. In 2015, our domestic natural gas sales volumes were 2% higher than 2014.

The Argentine government has taken a number of steps aimed to satisfy domestic natural gas demand, including pricing, export regulations, higher export taxes and domestic market injection requirements. These regulations were applied to all Argentine producers, affecting natural gas production and exports from every producing basin. See “—Delivery commitments—Natural gas supply contracts.” Argentine producers, such as YPF, complied with the Argentine government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. Resolutions adopted by the Argentine government provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

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

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina (approximately 75% as of December 31, 2015) are situated in the Neuquina basin, which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand, but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements.

YPF has provided regasification services to ENARSA since May 2008. In 2011, YPF executed an extension to the charter party agreement and a regasification services agreement with Excelerate Energy to provide and operate a 151,000 cm (or 533,25 cf) regasification vessel moored at the Bahía Blanca port facilities, which allowed for the supply of up to 17 mmcm/d of natural gas (or 600.34 mmcf/d). In December 2013, as a result of the first automatic extension of 36 additional months already included in this charter party agreement, the expiration date of the agreement was extended to October 2018.

Since the beginning of its operations, the regasification vessel has converted 17.4 bcm (or 614.12 bcf) of LNG into natural gas, which has been injected into a pipeline which feeds the Argentine national network. Most of this volume was supplied during the peak winter demand period. In 2015, natural gas injected into the network amounted to approximately 3.1 bcm (or 109.0 bcf).

YPF is the operator of UTE Escobar (a joint venture formed by YPF and ENARSA), which operates an LNG Regasification Terminal (“LNG Escobar”) located in the km 74.5 of the Paraná River. The LNG Escobar terminal has a floating, storage and regasification unit permanently moored at the new port facilities, for which UTE Escobar has executed agreements with Excelerate Energy to provide and operate a 151,000 cm (or 533,252 cf) regasification vessel moored at the LNG Escobar terminal with the capacity to supply up to 17 mmcm/d (or 600 mmcf/d) of natural gas. Since the beginning of its operations, the total volume injected into the network by this vessel was 10.02 bcm (or 353.9 bcf). In 2015 natural gas injected into the network amounted to approximately 2.4 bcm (or 86.9 bcf).

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

Downstream

During 2015, our Downstream activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas, and other refined petroleum products in the domestic wholesale and retail markets and certain export markets and also power generation and natural gas distribution.

The Downstream segment is organized into the following divisions:

•	Refining and Logistic Division;

•	Refining Division;

•	Logistic Division;

•	Trading Division;

•	Domestic Marketing Division;

•	LPG General Division; and

•	Chemicals.

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

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 boe/d. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2015, our crude oil production, substantially all of which was destined to our refineries, represented approximately 82.8% of the total crude oil processed by our refineries, while in 2014 it was 84.5%. Through our stake in Refinor, we also own a 50% interest in a 26,100 boe/d refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our three wholly-owned refineries for each of the three years ended December 31, 2015, 2014 and 2013:

	For the Year Ended December 31,
	2015	2014	2013
	(mmboe)
Throughput crude	109.1	106.0	101.4
Throughput feedstock	4.4	4.2	4.1
Throughput crude and feedstock	113.5	110.2	105.5
Production
Diesel	40.6	40.3	38.8
Motor gasoline	24.5	22.4	23.1
Petrochemical naphtha	7.0	6.5	5.7
Jet fuel	6.1	6.1	6.1
Base oils	1.1	1.4	1.0

	For the Year Ended December 31,
	2015	2014	2013
	(thousands of tons)
Fuel oil	1,878	1,715	1,338
Coke	770	746	803
LPG	612	638	607
Asphalt	171	185	198

During 2015, our global refinery utilization reached 93.6%, compared to 90.9% in 2014, both calculated over a nominal capacity of 319.5 mboe/d.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 bbl/d. The refinery includes three distillation units, two vacuum distillation units, two fluid catalytic cracking units, a coking unit, a coker naphtha hydrotreater unit, a platforming unit, two diesel hydrofinishing units, a gasoline hydrotreater, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit and a lubricants complex, in addition to a petrochemical complex that generates MTBE, TAME and aromatics compounds used for blending gasoline, and other chemical products for sale. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During 2015, the refinery processed approximately 163.9 mbbl/d. The capacity utilization rate at the La Plata refinery for 2015 was 86.7%, slightly above 163.3 mbbl/d processed in 2014, with a utilization rate of 86.4%. The crude oil processed at the La Plata refinery, 84.9 % of which was YPF-produced in 2015, comes mainly from the Neuquina and San Jorge basins. Its crude oil supplies come from the Neuquina basin by pipeline and from the San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

During 2015, a revamping in Vacuum B unit was successfully completed, which will permit us to increase our crude utilization rate by 1.5%, with an increase in unit capacity of approximately between 14% and 20%, depending on the operation program.

In order to increase the conversion capacity, a new Coke A facility is under construction and is expected to be commissioned by 2016. The capacity of the new unit will be 1,160 bbl/h of fresh feed pumped from the bottoms of the Topping and Vacuum units, providing the refinery with an increase in crude processing capacity utilization of 23.800 bbl/d, representing an increase of almost 12% in the capacity utilization rate. The production of the new facility will be a component for the blend to be used in the generation of diesel, motor gasoline and coke.

The Luján de Cuyo refinery has a nominal capacity of 105,500 bbl/d, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one fluid catalytic cracking unit (FCCU), a platforming unit, a MTBE unit, an isomerization unit, an alkylation unit, a naphtha splitter, a hydrocracking unit, a naphtha hydrotreater unit and two gasoil hydrotreating units. During 2015, the refinery processed approximately 109.2 mbbl/d, with a capacity utilization rate of more than 100%. In 2014, the refinery processed 103.2 mbbl/d with a capacity utilization rate of 97.8%. The lower capacity utilization during 2014 was due to several planned maintenance shut-downs of units: Topping IV from March to April, vacuum distillation from March to April, Coke II from March to April and fluid catalytic cracking from October to November, all of which were executed successfully on time.

Due to its location in the western province of Mendoza and its proximity to significant distribution terminals we own, the Luján de Cuyo refinery has become the primary facility responsible for providing to the central and northwest provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 77.8% of the crude oil processed at the Luján de Cuyo refinery in 2015 (and 77.9% of the crude oil processed in this refinery in 2014) was produced by us. Most of the crude oil purchased from third parties comes from oil fields located in the provinces of Neuquén or Mendoza.

The Plaza Huincul refinery, located in the province of Neuquén, has an installed capacity of 25,000 bbl/d. During 2015, the refinery processed approximately 25.8 mbbl/d, with a capacity utilization rate of more than 100%, far from the 24.0 mbbl/d processed in 2014 at a lower capacity utilization rate of 95.9%. The only products currently produced at the refinery are gasoline, diesel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to our facilities in La Plata for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. The crude supplies are mostly produced by us. In 2015, 1.7% of the refinery’s crude supplies were purchased from other companies, while in 2014, such purchases were 0.3% of the refinery’s crude supplies.

Since 1997 and 1998, each of our refineries (La Plata, Luján de Cuyo, and Plaza Huincul) have been certified under International Organization for Standardization (“ISO”) 9001 (quality performance) and ISO 14001 (environmental performance). All of them are also certified under the OHSAS 18001 (occupational health and safety performance) standard. Since 2009, inventories of industrial greenhouse gases and savings of CO2 emissions equivalent (MDL projects) have been verified in accordance with ISO 14064 in both the La Plata and Lujan de Cuyo refineries. The refineries maintain their systems under continuous improvement and revision by authorized organizations.

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

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (boe/d)
Puesto Hernández	Luján de Cuyo refinery	100%	528		85,200
Puerto Rosales	La Plata refinery	100%	585		316,000
La Plata refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	—(2)	428		—(3)

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operates the Argentine portion of the pipeline, and an 18% interest in Oleoducto Transandino Chile S.A., which operates the Chilean portion of the pipeline.
(3)	This pipeline ceased operating on December 29, 2005.

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

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects Brandsen (60,000 cubic meters of storage capacity) to the Axion Energy Argentina S.R.L. (previously ESSO, a former subsidiary of ExxonMobil which was acquired by Bridas Corporation) refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own seventeen plants for the storage and distribution of refined products and seven LPG plants with an approximate aggregate capacity of 1,620,000 cubic meters. Three of our storage and distribution plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of our storage and distribution plants have maritime or river connections. We operate 53 airplane refueling facilities (40 of which are wholly-owned) with a capacity of 22,500 mcm, and we also own 28 trucks, 123 manual fuel dispensers and 17 automatic fuel dispensers. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

YPF currently blends ethanol in the Luján de Cuyo, Monte Cristo, San Lorenzo, La Plata, Junín, Plaza Huincul, Barranqueras, Concepción del Uruguay, Villa Mercedes and La Matanza storage plants.

In 1998, our logistics activities were certified under ISO 9001 (quality performance) and ISO 14001 (environmental performance), and recertified in 2012 under ISO 9001:2008 and ISO 14001:2004. In 2010, logistics activities were also certified under OHSAS 18001 (security performance) and recertified in 2013. In 2014, our trucking activities were certified under ISO 39001 (road traffic safety management system).

Trading Division

Our Trading Division sells refined products and crude oil to international customers and crude oil to domestic oil companies. Exports may include crude oil, unleaded gasoline, diesel, fuel oil, LPG, light naphtha and virgin naphtha.

The division exports mainly to countries in South America, Africa and North America. Sales to international customers for 2015 and 2014 were Ps. 2,387 million and Ps. 4,081 million, respectively. In 2015, refined products accounted for 25% of total sales, up from 8% in 2014. In 2015, 73% of total sales corresponded to marine fuels, down from 77% in 2014. In 2015 and 2014, sales volumes to customers outside Argentina consisted of 1.6 mmbbl and 0.89 mmbbl of refined products, respectively, and 3.3 mmbbl and 4.3 mmbbl of marine fuels, respectively.

For the domestic market, sales of crude oil totaled Ps. 712 million, or 1.1 mmbbl, in 2015 and Ps. 914 million, or 1.4 mmbbl, in 2014. Sales of marine fuels totaled Ps. 1,516 million, or 1.4 mmbbl, in 2015 and Ps. 1,352 million for the same volume in 2014. In addition, imports of high and low sulfur diesel in 2015 totaled 7.3 mmbbl in 2015, a decrease of 7% compared with 2014.

Marketing Division

Our Marketing Division supplies gasoline, diesel, LPG and other petroleum products throughout the country and other countries in the region. We supply several industries, including retail, transport and agriculture.

During 2015, YPF extended its leadership in Argentina, reaching a market share of 57.9% for liquefied fuels.

YPF sells two types of gasoline: Infinia, a premium 98 octane gasoline, and Super, a regular 95 octane gasoline.

During 2015, we continued to hold a leading position from sales of Infinia and Super gasolines, reaching a market share, according to our estimates, of 62.0% and 55.1%, respectively, as of December 31, 2015, compared with 61.3% and 56.9%, respectively, in 2014. Our sales volume for Infinia was 1,461 mcm in 2015 (26.0% higher than in 2014) and 3,392 mcm for Super in 2015 (3.3% less than in 2014).

After its launch in November 2014, sales of premium Infinia gasoline increased slightly as a percentage of our total gasoline sales to 30.1% in 2015, compared to 29.6% in December 2014. The marketing and communication activities carried out during 2015 for Infinia gasoline resulted in an improvement in the product’s image. Results for the same poll carried out in 2014 and 2015 showed an increase in “very good” responses from 48% in 2014 to 59% in 2015 (48% from December to March 2015 and 59% from August to October 2015). The loyalty program Serviclub, which actively promotes tourism in Argentina among other things, reached more than 1.1 million members in 2015.

With respect to diesel, according to our own estimates, as of December 2015 our market share was 58.5%, compared to 60.0% in 2014, with a decrease in our share of high sulphur content products. Along with D-Euro (10 ppm), for which sales volume was 1,271 mcm in 2015 compared to 1,015 mcm in 2014, our diesel (500 and 1500 ppm) reached a sales volume of 6,688 mcm compared to 6,928 mcm in 2014. Finally, market penetration for D-Euro and Diesel 500 reached 42% of total diesel sales volumes, up from 39.5% in 2014.

YPF markets lubricants through three segments of the domestic market: retail, agriculture and industry. Our three manufacturing facilities, part of the CIE industrial complex, include lubricant, asphalt and paraffin production lines. Our line of automotive lubricants, including mono-grade, multi-grade and oil, has received approval and recommendations from leading global automotive and engine manufacturers, including Ford, Volkswagen, Renault, Audi, Deutz, Cummins, Volvo, MAN Truck, GM, Porsche, Scania, Detroit Diesel and Caterpillar.

We are engaged in the LPG wholesale business, which encompasses LPG storage, logistics and commercialization to domestic and foreign markets. We obtain LPG from our fractioning plants and refineries, as well as from third parties. In addition to butane and propane, we also sell propellants, used in the aerosols manufacturing processes.

YPF also markets lubricants in Brazil and Chile, where we have subsidiary companies. Additionally, through a network of exclusive resellers, we market lubricants in three bordering countries (Uruguay, Paraguay and Bolivia).

Retail Division

As of December 31, 2015, the Retail Division’s sales network in Argentina consisted of 1,538 retail service stations, compared to 1,534 as of December 31, 2014. Of these, 112 are owned by YPF. The remaining 1,426 service stations are associated service stations. OPESSA, our wholly-owned subsidiary, actively operates 174 retail service stations of which 89 are owned by YPF, 27 are leased to the Automóvil Club Argentino and 58 are leased to independent owners. Additionally, YPF owns 50% of Refinor, a company operating 69 service stations.

According to our estimates, as of December 31, 2015, we were the main fuel retailer in Argentina, with 35% of the country’s gasoline service stations, followed by Shell, Axion, Petrobras and Oil with 14.1%, 11.4%, 6.1% and 6.3%, respectively. During 2015, our market share in diesel and gasoline, marketed in all segments, decreased from 59.2% to 58.0%, from December 31, 2014 to December 31, 2015. This was due to increased market competition stemming primarily from an increase in the number of service stations of our competitors and a smaller gap between our competitors’ prices and YPF’s during 2015.

The “Red XXI” program, released in October 1997, has significantly improved operational efficiency in service stations. This program provides performance data for each active and on-line station, connecting most of our network. As of December 31, 2015, 1,283 service stations were linked to the Red XXI network system, unchanged from 2014.

Our convenience stores, YPF Full and YPF Full Express, are present in 391 and 100 points of sale, respectively, as of December 31, 2015. Additionally, a modern oil change service shop called YPF Boxes is present in 251 service stations across the country.

During 2015, a service station operation manual was rolled out across the Retail Division sales network. The purpose of this model is to promote self-management of our service stations.

In April 2015 we launched Opessa Leones, Argentina’s biggest service station, located on the highway between the cities of Rosario and Cordoba. As the only rest area in the area, we expect 10,400 customers per day. With a footprint of 16,000 square meters, it includes parking for 250 cars, a YPF full convenience store accommodating more than 170 people and 24 fuel supply islands.

The project incorporates advanced fuel supply technology. Truck fueling is the fastest on the market, with a 30% performance increase. The service station has six tanks equipped with a drive system with dual containment and sensors, giving more control and the ability to detect potential leaks. The storage capacity of the service area exceeds 240,000 liters of fuel.

Agriculture Division

The Agriculture Division provides diesel, fertilizers, lubricants, agrochemicals, and ensiling bags (“silobolsa”), among other products, directly or through a network of 105 wholesaler bases (nine owned by YPF), offering an extensive portfolio of products to agricultural producers, including the delivery of products to the consumption site. Many of these wholesaler bases operate under a “one stop shop” concept, with an audited operating system, offering a complete range of products under a unified brand image. During 2015, YPF has launched several new products (mainly agrochemicals, fertilizers, biologic fertilizers and seeds), under our own brand or through distribution agreements with leading local suppliers. At the option of the customer, we accept different types of grains as payment (canje), mainly soybean, some of which is processed by third-party companies to obtain oil and other sub-products that we generally export. In 2015, revenue from these exports was U.S.$398 million, a 6.8% increase compared to 2014. Although the fall of international commodity prices affected local farmers, reducing overall sowing surface, we received approximately 1,348,000 tons of grains (oilseed and cereal), primarily soy, a 10.6% increase compared to 2014. In addition, the Agriculture Division provides approximately 8% of YPF’s fatty acid methyl esters (“FAME”) needs (a natural product added to commercial grade diesel), which is obtained from soybean oil.

Industry Division

This division supplies the national industry and transportation (ground and air) sectors’ needs, consisting of a broad portfolio of products and services. The division develops specific solutions for the mining, oil & gas, aviation, transport, infrastructure and construction sectors. We supply products such as fuels (diesel, gasoline, fuel oil, jet A-1), lubricants, coal, asphalts, paraffin and derivatives (sulfur, CO2, decanted oil, aromatic extract), either directly from our refineries to the point of consumption (more than 5,000 direct customers) through our own ground and waterway network, or through a network of twelve distributors. Regarding the 37 distributors for 2014, twelve of them remain in the Industry Division and the remaining 25 were serviced by the Agriculture Division.

The Industry Division’s mission is to promote efficiency in the value chains of the industries we serve through energy solutions, supplies and services. In line with this, our strategy is based on the closeness and relationship with the client and the development of innovative solutions focused on creating value for YPF and the region’s industry.

Lubricants and Specialties Division

During 2015, our lubricants and complementary products sales in the domestic market amounted to almost 127.7 mcm (an increase of 2.6% compared to 2014) while exports decreased 14.1% from 20.0 mcm in 2014 to 17.2 mcm in 2015. Sales of asphalts decreased 13% and paraffin increased 7% compared to 2014.

We export to two main markets. First, to our wholly-owned companies in Brazil and Chile. Sales volumes decreased 55% in Brazil, due to market recession and increased 11% in Chile compared to 2014. In both countries, we produce lubricants locally. However, local production in Chile has been replaced by Argentinean production due to lower tax withholdings in Argentina. On the other hand, we export through our distribution network in Bolivia, Uruguay and Paraguay, in which sales volume increased 15% compared to 2014. This increase was primarily due to a decrease in export taxes beginning in 2015, according to resolution S.E. 1077/14. Our Lubricants and Specialties Division has followed a strategy of differentiation, allowing it to achieve and maintain a leading position in the Argentinean market. Our market share as of December 31, 2015 was 39.1% (a decrease of 2.2% compared to 2014) according to information provided by the Argentine Secretariat of Energy. As indicated above, our line of automotive lubricants has received approvals and recommendations from leading global automotive and engine manufacturers (Ford, Volkswagen, GM, Porsche and Scania).

With respect to lubricants, sales of the high-end light and heavy products, under the Elaion and Extravida brand names, were 43.7 mcm in 2015, compared to 43.6 mcm in 2014.

The Elaion brand reached sales volumes of 14.6 mcm in 2015, a 4% increase compared to 14.0 mcm in 2014. The Extravida brand reached sales volumes of 29.1 mcm, remaining stable compared to 29.1 mcm in 2014.

Sales of the Elaion Moto lubricant, used for motorcycles, increased by 4% to 2.1 mcm from 2.0 mcm in 2014.

The Lubricants and Specialties Division has had an integrated management system since 1995. This division currently holds the following certifications: ISO 9001:2008, ISO 14001:2004, OSHAS 18001:2007 ISO/TS 16949-third edition.

LPG Division

Through our LPG Division, we sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG Division does not directly supply the retail market. It is supplied by YPF Gas S.A., which is not a YPF-controlled company. During 2015, we sold approximately 40% of our LPG production to YPF Gas S.A. for the domestic market.

We are the largest LPG producer in Argentina, with sales in 2015 reaching approximately 559 mtn, compared with 572 mtn in 2014. Of this, approximately 378 mtn were sold in the domestic market, compared to 414 mtn in 2014. Our main clients in the domestic market are companies that sell LPG in cylinders or bulk packing to end-consumers, also providing LPG to households in some regions. Additionally, exports in 2015 reached approximately 181 mtn, compared to 159 mtn in 2014. The main destinations were Chile, Paraguay and Bolivia. Transportation of LPG to overseas customers is carried out by truck, pipeline and barges.

Total sales of LPG excluding LPG used as petrochemical feedstock were Ps. 1,415 million and Ps. 1,678 million in 2015 and 2014, respectively.

The LPG Division obtains LPG from natural gas processing plants and from our refineries and petrochemical plants. We produced 447 mtn of LPG in 2015, not including LPG destined for petrochemical usage, and purchased LPG from third parties, as detailed in the table below:

Purchase (tons) 2015
LPG from Natural Gas Processing Plants(1)
General Cerri	12,569
El Portón	108,479
San Sebastián	0

Total Upstream	121,048

LPG from Refineries and Petrochemical Plants
La Plata refinery	182,514
Luján de Cuyo refinery	110,255
CIE	33,072

Total refineries and petrochemical plants(2)	325,841

LPG purchased from joint ventures(3)	25,684

LPG purchased from unrelated parties	62,997
Total	535,569

(1)	The San Sebastian plant is a joint venture in which we own a 30% interest; El Portón is 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement.
(2)	This production does not include LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).
(3)	Purchased from Refinor. We also have a 50% interest in Refinor, which produced 241 mtn of LPG in 2015.

Chemicals Division

Petrochemicals are produced at our petrochemical facilities in Ensenada and Plaza Huincul. Additionally, we also own a 50% interest in Profertil, a company that has a petrochemical complex in Bahía Blanca, as mentioned below.

Petrochemical production operations in the Complejo Industrial Ensenada (“CIE”) are closely integrated to the refining activities at the La Plata refinery, allowing a flexible supply of feedstock, the efficient use of by-products, such as hydrogen, and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacities per year are as follows:

Capacity
(tons per year)
CIE
BTX (Benzene, Toluene, Mixed Xylenes)	526,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB	52,000
LAS	32,000
PIB	26,000
Maleic Anhydride	17,500
Plaza Huincul
Methanol	411,000

During 2015, the LAS plant was revamped increasing its capacity from 25,000 to 32,000 tons/year.

Natural gas, the raw material for methanol, is supplied by our Exploration and Production business segment. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the Chemical and the Upstream divisions.

We also use high carbon dioxide-content natural gas for methanol production, which allows us to keep the methanol plant working at 50% of its production capacity during winter periods.

Raw materials for petrochemical production in the CIE, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In 2015 and 2014, 72% and 73%, respectively, of our petrochemicals sales (including propylene), were made in the domestic market, while we export to Mercosur countries, the rest of Latin America, Europe and the United States.

We also participate in the fertilizer business, directly and through Profertil, a 50%-owned subsidiary. Profertil is a joint venture with Agrium, a worldwide leader in fertilizers, which initiated operations in 2001. Profertil has a production facility in Bahía Blanca which produces 1.1 million tons of urea and 750,000 tons of ammonia per year. In addition, Profertil markets other nutrients and special blends of prepared land to optimize soil performance.

The CIE was certified under ISO 9001 in 1996 and recertified in 2013 (2008 version). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified in 2013. The plant was also certified under OHSAS 18001 in 2005 and recertified in 2013. Since 2008, the plant verified the inventory of CO2 emissions under ISO 14064: 1 and, in 2011, inventories of CH4 and N2O emissions were verified as well. The Ensenada petrochemical complex laboratory was certified under ISO 17025, in 2005 and recertified in 2013.

The CIE has recently attained ISO 50001 certification (version 2011), covering the following processes: production of complex aromatics, olefins, maleic, polybutenes and the energy generation facilities that operate within the La Plata petrochemical complex.

The methanol plant was certified under ISO 9001 in December 2001 and recertified in August 2012. The methanol plant was also certified under ISO 14001 in July 1998 together with the Plaza Huincul refinery, and recertified in August 2012. In addition, the plant was also certified under OHSAS 18001 in December 2008, and the last date of recertification was August 2012.

The certification of our petrochemical business covers the following processes:

•	refining process of crude oil and production of gas and liquid fuels, base stocks for lubricants and paraffin, petroleum coke (green coke) and petrochemical products in the units of refining, conversion, lubricants, aromatics, olefins PIB / Maleic and LAB / LAS, methanol production and storage.

•	management and development of the petrochemical business of the Company, planning and economical and commercial control, marketing and post-sale service of petrochemical products.

Other investments and activities

NGLs

We participated in the development of our affiliate Mega to increase its ability to separate liquid petroleum products from natural gas. Through the fractionation of gas liquids, Mega increased production at the Loma La Lata gas field by approximately 5.0 mmcm/d (or 176.5 mmcf/d) in 2001 with the assistance of YPF.

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

Mega’s maximum annual production capacity is 1.4 million tons of natural gasoline, LPG and ethane. YPF is Mega’s main supplier of natural gas. The production of the fractionation plant is used mainly in the petrochemical operations of PBBPolisur S.A. (“PBB”), owned by Dow Chemical Company, and is also exported by tanker to Petrobras’ facilities in Brazil.

Pursuant to Decree No. 2067/08 and Resolutions No. 1982/2011 and 1991/2011 of ENARGAS, since December 1, 2011, Mega is required to pay, on a monthly basis, a fee of Ps.0.405 per cubic meter of natural gas it purchases. This requirement has a significant impact on the operations of Mega and has been challenged in the Argentine federal courts. On October 27, 2015, the Argentine Supreme Court ruled on the appeal filed by Mega covering the period up to the issuance of Law No. 26784. It ruled that Decree 2067/08 was unconstitutional and did not apply to Mega.

Electricity market—generation

The Argentine Electricity Market

Argentina’s overall power generation was 4.6% higher in 2015 than 2014 according to Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”). In 2015, 63% of Argentina’s power generation came from thermal power plants, 30% from hydroelectric power plants, 5% from nuclear power plants, 1% from spot imports from Uruguay and Paraguay and the balance from unconventional sources such as wind and solar power.

Thermal power plants consumed 2,237,761 cm of diesel oil, a 24.7% increase compared to 2014, 3.1 million tons of fuel oil, a 13.4% increase compared to 2014, and 14.4 billion cm of natural gas, a 0.2% increase compared to 2014.

The average electricity price was Ps. 490.90/MWh, a 26% increase compared to 2014, while the annual average marginal cost of production was Ps.1,567/MWh, an 8.8% increase compared to 2014.

In 2014, Resolution No. 95/2013 of the Secretariat of Energy changed the procedures and increased rates of remuneration that power generation plants receive, giving incentives to increase power plant reliability. In 2014, this rule was updated with Resolution No. 529/14 of the Secretariat of Energy, increasing the remuneration to be received by 75%. In 2015, the same rule was updated with Resolution No. 482/15 of the Secretariat of Energy, increasing the remuneration to be received by 25% and adding some new concepts.

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

In 2015, YPF EE generated 5,276 GWh with its two combined cycles. Central Térmica Tucuman’s production was 3,071 GWh, and Central Térmica San Miguel de Tucumán’s production was 2,205 Gwh. Additionally, Central Dock Sud generated 3,799 GWh. The energy produced by YPF EE and Central Dock Sud (9,075 GWh in total) represented 6.6% of Argentina’s electricity generation in 2015.

Energy produced by both combined cycles in Tucumán was 1.4% higher in 2015 compared to 2014, despite major overhauls on units SMTUTV01 and SMTUTG02 in May and September 2015, respectively.

In August 2013, after taking over the power plants, YPF EE accepted Resolution No. 95/2013 issued by the Secretariat of Energy, which allowed the company to increase rates of remuneration it received for spot electricity sales.

Energy produced by Central Dock Sud in 2015 decreased by 20.6% compared to 2014 because of a major overhaul and a serious failure in the electrical connection.

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

During 2015, YPF EE developed an important new generation project. A new thermal power generation plant will be located in Añelo, Neuquén. This additional generation plant was designed in order to supply YPF energy demand all over the country. The project will be financed with those additional revenues from CAMMESA, which were recovered after the takeover, and others.

Finally, as a consequence of new legislation about renewable energy, YPF EE has commenced design of a renewable generation project near Comodoro Rivadavia, Chubut, in order to supply a percentage of YPF total demand with clean generation.

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 100% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), a natural gas distribution company in the capital region and southern suburbs of Buenos Aires, and one of the main distributors in Argentina. During 2015, Metrogas distributed approximately 19.5 mmcm (or 688 mmcf) of natural gas per day to 2.3 million customers in comparison to approximately 19.2 mmcm (678 mmcf) of natural gas per day to 2.3 million customers in 2014. During May 2013, the Company, through its subsidiary YPF Inversora Energética gained 100% ownership of GASA, the controlling company of Metrogas, by acquiring shares representing the remaining 54.7% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.3% of the capital of GASA. See Note 13 to the Audited Consolidated Financial Statements.

GASA’s debt restructuring.

On May 11, 2009, GASA was notified of a bankruptcy petition brought by an alleged GASA creditor, and on May 19, 2009, GASA filed a voluntary reorganization petition (concurso preventivo), which was approved on June 8, 2009. On February 10, 2012, GASA presented a draft debt restructuring proposal addressed to verified unsecured creditors who have been declared admissible. On August 6, 2012, GASA filed with the court an amended debt restructuring proposal. The final proposal includes a debt reduction of 61.4% of the claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2015, an option to extend to December 31, 2016 in case all accrued interest is paid on December 31, 2015, and an interest rate of 8.875%.

In compliance with the reorganization proceeding, on March 15, 2013, GASA issued new notes which were delivered in exchange for outstanding claims to financial creditors and non-financial creditors who were admitted and declared acceptable.

On December 14, 2015, YPF SA informed GASA that it acquired 100% of GASA’s outstanding securities, and it intends to cancel them in light of GASA’s planned merger with YPF. YPF irrevocably waived compliance by GASA with any of its obligations under the indenture as of March 15, 2013.

On March 3, 2016, the Board of Directors of the Company approved the merger of YPF Invesora Energética S.A. and GASA, whereby the former will absorb the latter. GASA will be dissolved without liquidation.

Metrogas debt reorganization.

Given the adverse business conditions, Metrogas decided to file a voluntary reorganization petition in June 2010. On the same date, Metrogas was notified of Resolution No. I-1260 issued by ENARGAS, which provided for the judicial intervention of the company. The resolution based the intervention decision on the filing of a voluntary reorganization petition by Metrogas, and stated that the intervention would control administration and disposition of Metrogas’ activities that may in any manner affect its normal gas distribution. On July 15, 2010, the judge approved the commencement of Metrogas’s voluntary reorganization proceedings. On July 2011, Metrogas filed with the court a debt restructuring proposal, which was subsequently amended. The final proposal included a debt reduction of 46.8% of the claims admitted by the court and the issuance of new debt securities, with a maturity date of December 31, 2018 and an interest rate of 8.875%. In June 2012, a noteholders’ meeting was held within the framework of the Article 45 bis of Argentina’s bankruptcy law, where the company’s proposal was unanimously approved. On July 13, 2012, Metrogas informed the Judge that it considered that the legal majorities established in the Article 45 of the Bankruptcy Law had been obtained to approve the proposal.

On September 6, 2012, the intervening court ratified the Metrogas’s debt reorganization agreement. It also stipulated the creation of the final creditors’ committee, which will act as controlling agent to determine compliance with the agreement under the terms of Articles 59 and 260 of the Bankruptcy Law.

Under the terms of the debt restructuring proposal, Metrogas was required to deliver new notes in exchange for outstanding claims. The proposal consists of the issuance of two new classes of notes: Class A (for the equivalent of 38.6% of existing notes), and Class B (contingent notes, for the equivalent of 61.4% of existing notes). The new Class B Notes would become due and payable only if the New Class A Notes were accelerated as a result of the occurrence of an event of default on or before December 2015. If an event of default had occured prior to December 2015, the new Class B Notes would have been automatically cancelled.

In compliance with the reorganization, on January 11, 2013, Metrogas issued new notes which were delivered in exchange for outstanding claims to financial creditors and non-financial creditors who were admitted and declared acceptable.

•	In exchange for existing notes, classified as reorganization liabilities originated on financial debt:

•	Series A-L for an amount of U.S.$163,003,452

•	Series B-L for an amount of U.S.$122,000,000

•	In exchange for non-financial debt:

•	Series A-U for an amount of U.S.$16,518,450

•	Series B-U for an amount of U.S.$13,031,550

On February 1 and February 13, 2013, Metrogas submitted to the intervening court the documentation evidencing compliance with the debt exchange and the issuance of the new notes in order to obtain the removal of all general inhibitions and the formal declaration of completion of the reorganization proceedings, in accordance with the terms and conditions of Section 59 of the Bankruptcy Law.

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

On April 28, 2014, the Board of Directors of Metrogas decided by a majority of votes to pay in cash interest for up to U.S.$4,750,000, capitalize the remaining amount of the portion subject to capitalization of interest due on June 30, 2014 and issue additional negotiable obligations for said capitalization.

On July 17, 2014, Metrogas issued:

•	Negotiable obligations of capitalization

•	Additional Series A-L June 2014: U.S.$3,516,500

•	Additional Series A-U June 2014: U.S.$371,044

Given the fact that no event of default has occurred prior to June 30, 2014, the Class B Notes were cancelled without any further obligation.

No event of default has occurred as of December 31, 2015. During the present fiscal year Metrogas has complied with the terms and covenants established under the offering circular.

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

The Public Emergency Law, which was originally scheduled to be terminated in December 2003, has been extended until December 31, 2017. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

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

Metrogas has been invoicing this new tariff charge since December 3, 2012.

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

Temporary Economic Assistance

On June 8, 2015, the Official Gazette published ES Resolution No. 263/2015 whereby the Argentine Energy Secretariat approved the allocation of funds as temporary economic assistance to be paid in ten consecutive installments for Metrogas and other natural gas distributors effective from March 2015. The compensation was intended to cover expenditures and investments related to the regular operation of the natural gas public service and in advance for the Comprehensive Tariff Revision to be carried out in the future.

This resolution establishes that the beneficiaries will assign a portion of the funds received by each of the monthly installments to cancel unpaid past due debt as of December 31, 2014 with natural gas producers, and moreover, that distributor shall not take more debt resulting from the purchase of natural gas after the above-mentioned Resolution has taken effect.

In the case of Metrogas, ENARGAS established a need for funds for 2015 to be disbursable monthly according to the schedule between March and December. ENARGAS also established that the company will assign a portion of the temporary economic assistance to pay debts to producers from December 31, 2014 in 36 monthly installments, plus interest, as from January 2015, calculated using the current “Average Active Rate of Banco Nación for Commercial Discount Operations” (2.05% monthly), and will begin to pay the installments in March 2015.

ENARGAS stated that distributors will proceed to pay gas purchase invoices due in 2015, estimating payments within 30, 60 and 90 days in line with the receipt of invoices by clients.

At the date of this annual report, Metrogas has received seven of the ten installments provided as a temporary economic assistance, amounting to Ps. 561.7 million from a total of Ps. 711 million. Metrogas has also entered into payment agreements with the majority of producers in terms of ES Resolution No. 263/15, this subject to availability of the amounts committed.

Funds from a letter of understanding executed on November 21, 2012 with ENARGAS, a provisional agreement executed on March 26, 2014 with the UNIREN and collections from the temporary economic assistance program have been insufficient so far to restore the financial condition of Metrogas.

Seasonality

For a description of the seasonality of our business, see “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations—Seasonality.”

Research and Development

At the end of 2013, YPF created YPF Tecnología S.A (“Y-TEC”), a highly specialized company focusing on research and development activities. YPF holds an equity stake of 51% and CONICET, a state-owned research and development organization, holds an equity stake of 49%.

The lines of R&D carried out by Y-TEC are mainly aligned with the needs of YPF. The Board of Directors of Y-TEC consists of three directors appointed by YPF and two directors appointed by CONICET. Additionally, the chairman and the general manager of Y-TEC are appointed by YPF.

For the operations of Y-TEC, five hectares on the farm belonging to the National University of La Plata (“UNLP”) were acquired and a 12,000 m2 building consisting of 48 labs and 12 experimental plants is under construction. Completion of the work is expected in 2016. We expect that about 320 professionals will work in the new building, and their main goal is to create innovative solutions for the energy sector. The R&D will be supported by a staff of over 6,000 researchers of different scientific backgrounds, available to the CONICET through agreements with different universities and institutes of research and development.

As of December 2015, we managed a R&D portfolio consisting of 122 projects, 37 of which are short-term, high impact “quick wins,” and more than 150 technical assistance and specialized service projects.

In 2015, U.S.$29.7 million was allocated to R&D activities, and U.S.$22.7 million (related to YPF´s working interest in projects) was invested in a new laboratory building and equipment.

R&D projects are related to the entire energy value chain, including exploration of new sources of oil or gas, extraction and conditioning for transportation, transformation and manufacturing of products at industrial facilities and their distribution to the end customer, renewable energies and environmental solutions.

R&D efforts are focused on the design, development and application of very specific technologies for the exploration and exploitation of unconventional resources. Our most important challenges include the design and development of simulation and modelling tools, specific software, measuring devices, proppants, fluids and materials for optimizing perforation, hydraulic stimulation and production operations in our oilfields.

To optimize production from mature fields, we focused on the development of enhanced oil recovery technologies and the development of new processes and materials to reduce the operational costs of our facilities.

Regarding refining and marketing of petroleum products, we applied our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on achieving energy efficiency and environmental improvements. In the petrochemical business, R&D activities are mainly focused on the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products.

Renewable energy is a strategic R&D area. Energy storage, bioenergy and energy efficiency are among the larger challenges.

Competition

In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén, Santa Cruz and Chubut. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” However, recent changes introduced in the Hydrocarbons Law through Law No. 27,007 limit the ability of provincial companies to possess future exclusive rights over permits and concessions, which creates competition, driven by investment and technical capacities, in the Argentine oil and gas industry. See “Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law.”

Over the past few years, several measures to promote the development of the industry occurred. The Argentine government established a program to encourage additional production of natural gas which provides participating companies with a natural gas price of U.S.$7.50/mmBtu for such additional production. Initially, larger producers with diversified portfolios joined the program. Later on, the program was adapted to include mid and small sized oil and gas companies with less diversified portfolios, so as to further promote the development of indigenous natural gas resources. Currently, more than 90% of natural gas production in Argentina is included into this program. Still another measure to promote the oil and gas industry was the creation of the “Investment Promotion Scheme for the Exploitation of Hydrocarbons” in Argentina set forth in in Decree 929/13. The decree creates an allowance to export, free of export taxes, up to 20% of hydrocarbons produced from projects requiring an investment in excess of U.S.$1 billion. Companies accessing the allowance can also retain dollars from their exports abroad. Both the natural gas pricing program and the investment promotion scheme were recently incorporated into the Hydrocarbons Law, as amended by Law No. 27,007, reinforcing their position as an instrumental part of the energy policy in Argentina. Furthermore, the investment threshold for investments funded with dollars brought to Argentina’s financial market has been reduced to U.S.$250 million. At the same time, exploration and development programs of different play types are allowed different, progressive benefits, according to their anticipated level of complexity and investment intensity. YPF believes that the new measures further help attract strategic partners for the development of its unconventional resource base. Following Chevron and Dow Chemical, YPF was able to create development projects with Pampa Energía and more recently Petronas. At the same time, other companies were able to advance their exploration projects, in some instances with new partners, including YPF as a non-operating party to some existing JVs where YPF is used to participating. We believe that increasing the number of participants in the market causes the industry to become more dynamic in the long term and that with additional critical mass it will become more efficient as well.

In our Refining and Marketing businesses, we face competition from several major international oil companies, such as Axion (previously ESSO, a former subsidiary of ExxonMobil acquired by Bridas Corporation), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

In Argentina, we operate in a competitive oil and gas industry with a dynamic market. Crude oil and most refined products prices are subject to international supply and demand and, in certain cases, to Argentine regulations. Although the Argentine market has its own dynamics and fundamentals, changes in the domestic and international prices of crude oil and refined products have some direct effect on our results of operations and on our levels of capital expenditures. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.”

On May 3, 2012, the Expropriation Law was passed by the Argentine congress, by which the government regained control of 51% of the capital structure of YPF. The Expropriation Law also declared that achieving energy self-sufficiency was of public interest, and that the exploitation, industrialization, transportation and sale of hydrocarbons are priorities for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Despite all these overarching objectives, the Law maintained YPF as a commercial corporation with the focus on keeping competitiveness in the market. That competitive drive, along with the Company’s widely recognized professionalism, has driven its decision-making and will continue to do so.

During 2015, the Argentine government continued promoting the industry which, along with the competitive responses of different market participants throughout the year, further strengthened the competitive nature of our industry and fostered a positive business environment. In October 2014, the Argentine congress passed Law No. 27,007 which amended the Hydrocarbons Law and introduced very important changes in order to have a more modern framework that recognizes specific considerations for new petroleum companies, such as those working in unconventional resources, offshore and in enhanced oil recovery. The changes further strengthen synergies, promote investments and seek uniformity. Besides recognizing the benefits of the gas pricing scheme and the promotional regime for investments, Law No. 27,007 reflects new terms and conditions for permits and concessions according to the types of exploration projects. The 35-year concession term for unconventional exploitation is a distinctive, key feature for the development of the unconventional resources in Argentina. See “—Regulatory Framework and Relationship with the Argentine Government—Law No. 27,007, amending the Hydrocarbons Law.”

Finally, on a daily basis our business manages competitive factors that are in turn influenced by international and local variables, such as international and local crude oil and refining products pricing, inflation, foreign exchange rates and employment rates. YPF continually adjusts its product offerings and the costs of its operations in order to adapt to these variables. One such change relates to the agreement among industry participants and the Argentine government to address the steep decline in international crude oil prices that occurred at the end of 2014, prices that continued at a relelatively low level during 2015. As of December 30, 2014, the National Executive Office decided to reduce taxes on the sale of fuels, which partially compensated for the decrease in the price of domestic fuels. Subsequently, the National Executive Office also reduced export taxes to the minimum allowed by law, so that exporting producers of crude oil with no use in local refining could also partially compensate the decrease in the price of international hydrocarbon products. These two measures were part of a comprehensive plan set forth by the Argentine government, producers and the refiners. The principal Argentine producers and refiners privately negotiated an approximately U.S.$7 reduction to the domestic crude oil price per barrel as a function of the decline in international prices in order to continue developing local production as well as to secure certain refining margins. In addition, on February 4, 2015 the Commission issued Resolution 14/2015 creating the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) which was in place from January 1, 2015 through December 31, 2015 and through which the Argentine federal government, subject to certain requirements, paid an export stimulus or a production stimulus for companies registered under that program. The plan is intended to offset the potential impact international crude oil prices could have had on the local industry which, in turn, created a comparatively more attractive oil and gas market for Argentina during 2015. As of the beginning of 2016, the National Executive Office, which took office on December 10, 2015, along with producers and refiners agreed to a reduction of the local price of crude oil beginning January 2016, setting a new price for Medanito of U.S.$67.50/bbl and U.S.$54.90/bbl for Escalante. At the same time, and further to the efforts initiated in 2015, producers and refiners continue working closely to encourage contractors and unions to acknowledge the fundamental changes in the industry worldwide by significantly reducing costs and increasing productivity, thus making 2016 an opportunity to further improve the competitiveness of the industry as a whole towards international standards. See “Item 3. Key Information—Risk Factors” for a description main risks and uncertainties we face.

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

We continued making investments in order to comply with new Argentine fuel specifications, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesels. In the La Plata refinery, a new ultra-low sulfur diesel desulfurization plant was started up during 2012. In Luján de Cuyo refinery, new HDS III (diesel desulfurization) and HTN II (gasoline desulfurization) plants were started up in 2013. Additionally, we are increasing the tankage capacity of several of our terminals in order to optimize fuel distribution logistics. During 2013, new diesel tanks were implemented in Luján de Cuyo refinery and Montecristo terminal. In 2014, a diesel tank was completed at Terminal Villa Mercedes (“TVM”), and engineering projects advanced at the Luján de Cuyo and La Plata refineries.

First stage projects related to biofuels, such as the addition of bioethanol to gasoline and FAME to diesel, were accomplished by the end of 2009 and were operational by the beginning of 2010. During 2010 and 2011, additional bioethanol facilities at several terminals were installed and became ready to operate. Also, during this period, further investments were made in several terminals in order to allow the increased addition of FAME to diesel and to improve the related biofuel logistics. A new facility for FAME blending was started up in 2013 in the Montecristo terminal. In 2014, a 3,000 cm FAME tank at Terminal Dock Sud (“TDS”) and a 3,000 cm FAME tank at TVM were built. Also, two 200 cm ethanol tanks at Concepción del Uruguay were built. These projects are expected to enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

At each of our refineries during 2015, we continued with the initiatives relating to remedial investigations, feasibility studies and pollution abatement projects, which are designed to address potentially contaminated sites and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in our upstream and downstream operations.

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, during 2013 we started up a new Continuous Catalyst Regeneration (“CCR”) unit which involved an investment of U.S.$453 million. The plant uses the latest worldwide technology to perform chemical processes and improvements in productivity, safety and environmental standards. Additionally, the plant produces aromatics that can be used as octane enhancers for gasoline and automotive applications, as well as increases hydrogen production to feed the fuel hydrogenation processes to increase fuel quality and reduce sulfur content, further reducing the environmental impact of internal combustion engines

We also continue construction of a new coke unit at La Plata refinery, which will involve an aggregate investment of approximately U.S.$1,015 million (the total amount disbursed as of December 31, 2015 was U.S.$869 million), replacing the one that was severely damaged in the incident that occurred on April 2, 2013. The new unit design is expected to optimize energy efficiency and minimize particulate matter emissions. We expect that this project will be completed during 2016.

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

In 1991, we entered into an agreement with certain other oil and gas companies to implement a plan to reduce and assess environmental damage resulting from oil spills in Argentine surface waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consultation on technological matters and mutual assistance in the event of any oil spills in rivers or at sea due to accidents involving tankers or offshore exploration and production. During 1997 and 1998, each of our refineries (La Plata, Luján de Cuyo, and Plaza Huincul) were certified under the ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). All of them are also certified under the OHSAS 18001 (occupational health and safety performance) standard. In addition, since 2008, the La Plata and Luján de Cuyo complexes have been verified in accordance with ISO 14064 for the inventories of industrial greenhouse gases. The refineries maintain their systems under continuous improvement and revision by accredited organizations.

With respect to climate change, YPF has:

•	committed to active promotion of identification and pursuit of opportunities to reduce greenhouse gas emissions in our operations;

•	a new internal corporate commitment on climate change and energy efficiency which was developed in June 2015. This document obligates the company to work on reducing greenhouse gas emissions, contributing to mitigation activities while promoting sustainable development and preserving natural resources;

•	intensified the execution of internal projects to obtain credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	obtained the approval of the United Nations in December 2010 for an industrial project developed by YPF in Argentina defined as a Clean Development Mechanism (“CDM”) project, the first of its kind in the world. The project in the La Plata refinery reduces the emissions of greenhouse waste gases from fossil fuels used for process heating by replacing these fuels with recovered waste gases that were previously burned in flares. The project increases energy efficiency by reducing the demand for fuel oil and natural gas, allowing an annual emission reduction of approximately 200,000 tons of carbon dioxide. During 2015 the La Plata project reduced carbon dioxide emissions by 111,115 tons;

•	obtained the approval of the United Nations in December 2011 for an industrial project developed by YPF in Argentina defined as a CDM at the Luján de Cuyo refinery. During 2015 the project reduced carbon dioxide emissions by 24,521 tons;

•	secured the approval of the CDM project. YPF developed a new methodology which was approved by the United Nations in 2007 under the name of AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities.” Currently, five CDM projects are being developed around the world (Argentina, China, and Egypt) applying this methodology designed by YPF;

•	undertook and verified third-party greenhouse gas emission inventories for refining and chemical operations in accordance with the ISO 14064 standard. The inventory at CIE has been verified since 2008. In June 2015, the inventory verification process of greenhouse gases in the La Plata complex and the Luján de Cuyo refinery was completed. A 2016 inventory check, ending in the first half of 2016, is planned in all the refineries;

•	estimated the contribution that its forestry projects located in the province of Neuquén had with respect to climate change. These projects constitute approximately 6,500 hectares of trees forested under a long-term work program. Using the afforestation methodologies and tools available at the United Nations Framework Convention on Climate Change (“UNFCCC”) Clean Development Mechanism web site, it was possible to arrive to a conservative estimated amount of approximately 760,000 tons of carbon dioxide equivalents that were captured by the afforestation project activities from 1984 (when the first afforestation activity occurred) through 2013; and

•	strengthened the relationship established with the Argentinean Environmental Authority (Secretaria de Ambiente y Desarrollo Sustentable de la Nación), in particular with its Climate Change Unit (Dirección de Cambio Climático) in order to collaborate with the development of the Third National Communication on Climate Change to the UNFCCC.

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

In accordance with law Disposition No. 112/2011 of the Environmental Subsecretary of Neuquén, the project has an Environmental Baseline Study (“EBS”). The EBS includes the current description and environmental characterization of the concession areas and specifically environmental components that may be affected significantly by the projects and activities.

YPF is currently developing a water management framework, which focuses on three key areas of water use: water resources (sustainability factors, measures that consider the needs of other local water users, and the net environmental effect); water use and efficiency (controls of replacing water use, reducing water consumption, and the reuse and recycling to consider the net environmental effect); and wastewater management (consider similar sustainability factors and the net environmental effect as outlined for water resources).

In addition, YPF commissioned the following studies: (i) a hydrogeological study of confined and semi-confined aquifers of Neuquén and Rayoso Groups and hydrogeological study of the unconfined aquifer of the alluvial plain of the Neuquén River in the Loma Campana area beginning in December 2014, (ii) an air quality and noise study in the Loma Campana area beginning 2016 and (iii) aquatic and terrestrial environmental studies in the Loma Campana, El Mangrullo and El Orejano areas beginning 2016 to 2017.

YPF Holdings-Operations in the United States

Laws and regulations relating to health and environmental quality in the United States affect the operations of YPF Holdings, a 100% owned subsidiary of YPF. See “—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

In 1995, YPF acquired Maxus Energy Corporation (“Maxus”), a U.S. corporation headquartered in Dallas, Texas. In connection with the sale by Maxus of Diamond Shamrock Chemicals Company (“Chemicals Company”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus had agreed to indemnify Chemicals Company and Occidental from and against certain liabilities relating to the business and activities of Chemicals Company prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals Company prior to the Closing Date.

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

Offshore Operations

All the offshore blocks in which we have a working interest are included in a Health, Safety and Environmental (“HSE”) Management system to address risks and environmental impacts during each phase of the offshore activities.

Neptune

Under the Neptune Joint Operating Agreement, the operator of the field is required to maintain an HSE management plan based on health and safety rules agreed upon between the operator and the non-operators. As a non-operator, we are entitled to review the operator’s safety and environmental management systems for compliance with the HSE management plan, but we do not have direct control over the measures taken by the field operator to remedy any particular spill or leak. The operator of the field is required to notify all non-operators, including us, in writing of any spill greater than 50 barrels, among other incidents.

The HSE management plan for Neptune, which is maintained by the operator of the field, includes the following critical elements and procedures:

•	emergency shutdown (“ESD”) system

•	fire detection system

•	combustible gas detection system

•	ventilation systems (mechanical)

•	spill/leak containment systems

•	vent/flare system

•	subsea well control system

•	temporary refuge

•	escape water craft

•	critical power systems (including electric, pneumatic, hydraulic)

•	emergency communication systems

•	hull ballast systems

•	hull tendons

•	riser hang-off components

•	design HSE case critical procedures

•	ESD procedures

•	evacuation procedures

•	dire fighting procedures

•	helideck operations procedures

•	emergency response procedures

Additionally, the operator’s emergency, preparedness and response procedures include teams that generally are on call 24 hours a day, 7 days a week and are summoned based on the severity level of the emergency (1-low up to 7-extreme) through a third party London based emergency dispatcher. The operator’s teams include the following:

•	Fire and Safety Team (“FAST”) site response (level 1 to 2 severity): Provides initial on-scene response and incident containment in the operator’s tower building including evacuation, first aid, CPR, search and rescue.

•	Incident Management Team (“IMT”)—asset/local response (level 2 to 5 severity): Provides tactical, operational, HSE, planning, logistical and regulatory notification support and other technical expertise. An incident management center is established for the IMT in one room of the operator building in Houston. The IMT is also supported by a drilling-specific team from the World Wide Drilling group for any incidents during drilling and completions activities.

•	Emergency Management Team (“EMT”)—petroleum/asset response (level 3 to 5 severity): Provides support to the IMT with emphasis on strategic issues affecting the asset and petroleum including internal and external stakeholder management, financial, legal, and communication support. An emergency management room for the EMT is established in one room of the operator’s building in Houston.

•	Crisis Management Team (“CMT”)—operator response (level 5 to 7 severity): Provides support to the EMT with emphasis on strategic issues affecting the operator including communications with stakeholders at senior levels.

•	External Response Organizations: Summoned for any severity level based on needs assessed by the IMT, EMT or CMT. Includes government response groups and external oil spill response organizations and emergency management consultants.

The HSE management plan is administered by a leading oil field services company contracted by the operator and includes a plan of action in the event of a spill or leak.

Property, Plant and Equipment

Most of our property, which comprises investments in assets which allow us to explore or exploit crude oil and natural gas reserves, as well as refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. As of December 31, 2015, more than 99% of our proved reserves were located in Argentina. We also own property outside Argentina, mainly in the United States. See “—Exploration and Production Overview—Main Properties.”

Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2015, we leased 85 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

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

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$2 billion per incident combined for downstream and upstream operations, with varying deductibles of between U.S.$1 million and U.S.$10 million, including loss of production or profits with deductibles of 90 days for downstream operations and 60 days with a minimum deductible of U.S.$20 million for upstream operations.

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

Gulf of Mexico operations

Our operations in the Gulf of Mexico currently include only our 15% working interest, through Maxus U.S. Exploration Company (a YPF Holdings subsidiary) in the Neptune field, which is operated by BHP Billiton.

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration. The following limits and deductibles are applicable to our insurance coverage:

•	Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100% coverage), with deductibles ranging from U.S.$0.75 million (100% coverage) to U.S.$1.25 million (100% coverage).

•	Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100% coverage) per incident, with a U.S.$1 million deductible (100% coverage). Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in firefighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventer, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

•	Loss of production following damage to insured property or extra expenses paid by the operator arising from an incident is covered up to a limit of U.S.$29.1 million (15% coverage) with a waiting time of 60 days.

•	Gulf of Mexico windstorm coverage is subject to a limit of U.S.$20 million (for the insured’s interest) with respect to each and every occurrence and in the aggregate in respect of a named Gulf of Mexico windstorm (this limit applies across property, OEE and loss of production); which is excess of a retention of U.S.$10 million (100% coverage) each and every occurrence plus 90 days waiting time in respect of loss of production.

•	Coverage for third party liability arising from personal injury or loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is subject to a limit of U.S.$333.33 million (100% coverage) per incident, without a deductible.

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

Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the “Hydrocarbons Law,” which was enacted in 1967 and amended by Law No. 26,197 enacted in 2007 and Law No. 27,007 enacted in 2014, which established the general legal framework for the exploration and production of oil and gas, and Law No. 24,076, referred to as the “Natural Gas Law,” enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries. See “—Law No. 27,007, amending the Hydrocarbons Law.”

The National Executive Office issues the regulations to complement these laws. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, our predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, the “Privatization Law” privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

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

In October 2004, the Argentine congress enacted Law No. 25,943 creating a new state-owned energy company, ENARSA. The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted to ENARSA all exploration concessions in respect to offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004). Law No. 25,943 has been modified by Law No. 27,007, as described below, eliminating all permits and hydrocarbon production concessions where association agreements with ENARSA have not been signed and reverting them to the Argentine Secretariat of Energy (except for permits and concessions granted prior to Law No. 25,943). Additionally, Law No. 27,007 provides for a six month negotiating period to convert association agreements with ENARSA into permits or concessions. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements executed with ENARSA. As of the date of this annual report, these negotiations are ongoing.

Decree No. 13/15 modified article 1 of the Law of Ministries No. 22,520 and created the Ministry of Energy and Mining, absorbing the functions of the Secretariat of Energy.

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

As of the date of this annual report, the transfer of the shares subject to expropriation between the National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves.

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

You can find a copy of an English translation of the Expropriation Law in the report on Form 6-K furnished by the Company to the SEC on May 9, 2012.

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

This regulation created a commission, that was later dissolved by Decree No. 272/2015, the Commission for Planning and Strategic Coordination of the National Plan of Hydrocarbons Investments (the “Commission”). This Commission was entrusted with annually making the National Plan for Hydrocarbons Investments.

Decree No. 1277/12 required every company that performs activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons to supply the Commission with all technical information required. The Commission was also responsible for a National Hydrocarbons Investments Registry for all companies performing the activities of exploration, exploitation, refining, transport and commercialization. All these companies were required to file an annual plan of investments before the Commission.

With respect to the refining industry, Decree No. 1277/12 gave the Commission the power to regulate the minimum utilization rates for primary or secondary refining. It also had the ability to enact measures of promotion and coordination, aimed to guarantee the development of the local processing capacity according with the goals established by the National Plan of Hydrocarbons Investments.

With respect to commercialization, the Commission was entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should enable the recovery of production costs plus a reasonable profit margin. The Commission also had to periodically audit the reasonability of the informed costs and the respective sales prices, being entitled to adopt necessary measures to prevent or correct distortive practices that might affect the interests of consumers.

Decree No. 13/2015

On December 11, 2015, Decree No. 13/2015 was published in the Official Gazette of the Republic of Argentina, modifying the Ministries Law No. 22,520. Among other changes, it created the Ministry of Energy and Mining, which absorbs the functions of the Secretaries of Energy and Mining and decentralized entities, from the Ministry of Federal Planning, Public Investment and Services. The responsibilities of the Ministry of Energy and Mining include participating “in the management of the State’s shareholdings in the corporations and companies operating in the area of its competence.”

Decree No. 272/2015

On January 4, 2016, Decree No. 272/2015 was published in the Official Gazette of the Republic of Argentina, which modified Decree No. 1277/12. Among other changes, it dissolved the Commission, derogated certain responsibilities of the Commission and stated that the tasks assigned to the Commission will be performed by the Ministry of Energy and Mining.

Furthermore, the decree established that the rights derived from the shares owned by the Argentine National State in YPF S.A. and YPF GAS S.A., with the exception of the shares that belong to the Sustainability Guarantee of the Public Securities Regime Fund, created by Decree No. 897/07, will be exercised by the Ministry of Energy and Mining, as of its publication date.

In addition, the decree established that the Ministry of Energy and Mining will conduct a comprehensive review and reorganization regarding the creation of records and information duties in the hydrocarbon industry, which remain in force as long as they are not derogated by the dispositions of the decree or addressed by the re-organization plan to be determined by the Ministry of Energy and Mining.

Law No. 27,007, amending the Hydrocarbons Law

On October 31, 2014, Law No. 27,007 amending the Hydrocarbons Law was published in the Official Gazette of the Republic of Argentina. The Hydrocarbons Law would apply in certain aspects of some of the Company’s existing concessions as well as future concessions. The most relevant modifications in that law are detailed below.

•	With respect to exploration permits, it distinguishes between those with conventional and unconventional objectives, and those in which exploration is undertaken in the territorial sea and continental shelf. Law No. 27,007 modifies the basic time periods governing such activities, from three to two periods and limiting the two basic periods to (i) three years each for exploration with conventional objectives and (ii) four years each for exploration with unconventional objectives and (iii) four years each for exploration in the territorial sea or on the continental shelf. In each of these cases, the extension period of up to five years (already established in the Hydrocarbons Law) is maintained, although it is subject to the permit holder having complied with its investment and other obligations. At the end of the first basic period and so long as the permit holder has complied with its obligations under the permit, the permit holder may continue to hold the entire area. After the second basic period ends, the permit holder may surrender the entire area or, if the holder decides to trigger the extension period, 50% of the remaining area.

•	In relation to concessions, Law No. 27,007 provides for three types of concessions: conventional production, unconventional production and production in the territorial sea or on the continental shelf. Each of these concessions will last 25, 35, and 30 years, respectively. In addition, permit holders or production concessionaires may request unconventional production concessions on the basis of the development of a pilot plan. So long as the concessionaires (i) have complied with their obligations, (ii) are producing hydrocarbons in the areas under consideration and (iii) present an investment plan for the development of such areas as requested by the competent authorities up to a year prior to the termination of each term of the concession, they may request extension periods of ten years each.

•	The amounts to be paid with respect to annual surface fee pursuant to Sections 57 and 58 of the Hydrocarbons Law for the periods of exploration and production have been increased with the goal of incentivizing exploration and development of these areas. Additionally, beginning with the second basic exploration period, these may be reduced partially in light of investments actually carried out in the relevant areas. Restrictions on the number of exploration permits and/or production concessions that an individual or legal entity may hold were eliminated.

•	The Hydrocarbons Law established a 35-year term for those concessions granted for the transportation of oil, gas and petroleum products that holders of production concessions are entitled to receive. Law No. 27,007 modified the awarded term for hydrocarbon transportation concessions, to be synchronized with the production concession periods.

•	In connection with exploration and production offerings, tenders may be made by Argentine and foreign companies, with the goal of obtaining the highest number of tenders possible. In addition, the bidding documents must be prepared by the competent authorities on the basis of the model bidding document which will be drafted jointly by the competent authorities of the Provinces and the Argentine Secretariat of Energy. This model bidding document must be prepared within 180 days of the entry into force of Law No. 27,007. Tenders will be awarded to offerors who present the most relevant offer, in particular, the one proposing the highest amount of investments or exploratory activity.

•	Royalties have been set at a maximum of 12% on the results of liquid hydrocarbons or natural gas production. Royalties may be reduced considering productivity of the area and the type of production. In cases of extension periods, an additional royalty of 3% will be added for each extension, up to a maximum of 18%. In addition, in case of such extensions, the competent authority may include the payment of an extension bond which maximum amount shall be equal to the result of multiplying the remaining proved reserves at the end of the concession period to be extended by 2% of the average basin price, for the two years period prior the moment when the extension is granted, applicable to the hydrocarbons at issue.

•	Law No. 27,007 also provides that the Argentine federal government and the provinces may not establish, in the future, new areas reserved in favor of state-owned entities or companies with state participation. Further, with respect to existing reserved areas that do not have association agreements with third parties as of the date of this new law, associative schemes may be carried out so long as, during the development phase, the participation of state-owned entities or companies with state participation is proportional to the effective investments promised and carried out by them.

•	Law No. 27,007 additionally incorporates into the Investment Promotion Regime for the Exploration of Hydrocarbons (Decree 929/2013) projects, as authorized by the Commission, that imply direct investments in foreign currency greater than U.S.$250 million to be invested during the first three years of the project. Also, it modifies the percentages of hydrocarbons that, beginning with the third year, will be subject to the benefits of the regime. For conventional and unconventional production concessions, as well as offshore concessions at depths less than or equal to 90 meters, the percentage shall be 20%; for offshore concessions at depths greater than 90 meters, the percentage shall be 60%.

•	Within the framework of the Investment Promotion Regime for the Exploration of Hydrocarbons, Law No. 27,007 provides for contributions by companies to the provinces where the projects take place, which amount to 2.5% of the initial investment amount of the project, to be directed to “Corporate Social Responsibility” contributions. In addition, an amount to be determined by the Commission in light of the extent of the project, to finance infrastructure, have to be contributed by the Argentine federal government.

•	Law No. 27,007 establishes that capital goods and inputs that are essential to the execution of the investment plans of companies registered in the National Registry of Hydrocarbon Investments shall pay import duties as indicated in Decree 927/13 (reduced rates). This list may be extended to other strategic products.

•	According to Law No. 27,007, the federal government and the provinces shall attempt to establish uniform environmental legislation and the adoption of uniform fiscal treatment in this sector. The competent authorities, including the Argentine Secretariat of Energy and the Commission, will promote unification of procedures and registries.

•	All national off shore permits and off shore hydrocarbon production concessions that had no association agreements with ENARSA as of the date of the new law reverted and were transferred to the Argentine Secretariat of Energy. Permits and concessions granted prior to Law No. 25,943 shall be exempted from this provision. The National Executive Office may negotiate, for 180 days following the enactment of the new law, the conversion of association agreements signed with ENARSA to permits or production concessions. In September 2015, the National Executive Office and YPF began negotiating the conversion of association agreements executed with ENARSA. As of the date of this annual report, there has been no agreement on the conversion.

Resolution 14/2015

On February 4, 2015, the Commission issued Resolution 14/2015 that created the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) (the “Program”), which was in force from January 1, 2015 through December 31, 2015. This Program provided for a payment in Argentine pesos to beneficiary companies, in an amount of up to U.S. $3.00 per barrel when such company’s quarterly production of crude oil was equal to or greater than the base production level under the Program, in addition to the compliance with certain other requirements related to the level of activity of the Company as set for Resolution 33/2015. The base production level under the Program was the total production of crude oil of the beneficiary company for the fourth quarter of 2014. Those beneficiary companies that had satisfied the demand of all of the domestic refineries operating within Argentina may direct a portion of their production to the international market and receive an additional payment of U.S. $2.00 or U.S. $3.00 per barrel of crude oil exported, depending on the volume exported.

The payments would be made in Argentine pesos using the Reference Exchange Rate of BCRA Communication “A” 3500 of the last business day prior to the presentation of the information of the corresponding quarter to the Commission. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Revenues.”

Resolution 21/2016

On March 9, 2016, Resolution 21/2016 of the Ministry of Energy and Mining was published in the Official Gazette and established an export stimulus program of crude oil surplus, after domestic demand for crude oil Escalante from the San Jorge Gulf Basin is satisfied. The stimulus will be paid for each shipment and to the extent that the average price of Brent oil does not exceed U.S.$.47 per barrel two days before and two days after the shipment. It is valid until December 31, 2016. The compensation to be paid by the Argentine government will amount to U.S.$ 7.50 per barrel, as long as the criteria is met.

Public Emergency

On January 6, 2002, the Argentine congress enacted the Public Emergency Law which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted to the National Executive Office the authority to enact all necessary regulations in order to overcome the economic crisis that Argentina was then facing. The situation of emergency declared by Law No. 25,561 has been extended until December 31, 2017 by Law No. 27,200. The National Executive Office is authorized to execute the powers delegated by Law No. 25,561 until such date.

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

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law, as modified by Law No. 27,007, provides that new conventional oil and gas production concessions shall remain in effect for 25 years from the date of the award of the production concession, new unconventional oil and gas production concessions shall remain in effect for 35 years from that date, and new offshore oil and gas production concessions shall remain in effect for 30 years from that date, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law, as modified by Law No. 27,007, further provides for the concession term to be extended for periods of up to ten additional years each, subject to terms and conditions approved by the grantor at the time of the extension. Such conditions may include the payment of an extension bond with a maximum amount equal to the result of multiplying the remaining proved reserves at the end of the concession period by 2% of the average basin price, for the period two years prior to the date the extension is granted, applicable to the hydrocarbons at issue. Under Law No. 26,197, the authority to extend the terms of current and new permits and concessions has been vested in the governments of the provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond twelve nautical miles). In order to be entitled to the extension, a concessionaire, such as us, must have complied with all of its obligations under the Hydrocarbons Law, including, without limitation, evidence of payment of taxes and royalties and compliance with environmental, investment and development obligations, must be producing hydrocarbons in the area at issue and must present an investment plan to develop the concession. A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation of Liquid Hydrocarbons.”

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

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. As modified by Law No. 27,007, royalty rates are set at a maximum of 12% (though 3% will be added for each extension up to a maximum of 18%). They are payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and natural gas volumes sold. These royalty rates may be reduced considering productivity and the type of production at issue. Notwithstanding the foregoing, in concessions extended prior to the entry into force of Law No. 27,007, the previous conditions adopted remain in force. In some cases, an additional 3% royalty has been added. See “—Extension of Exploitation Concessions in the province of Neuquén, —Mendoza, —Salta, —Santa Cruz, —Chubut and —Tierra del Fuego.” In the extension of our concessions in Santa Cruz, we agreed to a 10% royalty (instead of 12%) for unconventional hydrocarbons. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to Resolution S.E. 435/04 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

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

In addition to the above, the Public Emergency Law, which created the export withholdings, established that export withholdings were not to be deducted from the export price for purposes of calculating the 12% royalties. The royalty expense incurred in Argentina is accounted for as a production cost (as explained in “Exploration and Production—Oil and gas production, production prices and production costs”). According to the Hydrocarbons Law, any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

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

Extension of Exploitation Concessions in the province of Neuquén

In addition to the extension in 2002 of the expiration date of the exploitation concession of the Loma La Lata field until 2027, during the years 2008 and 2009, YPF entered into a number of agreements with the province of Neuquén, pursuant to which the exploitation concession terms of several areas located within the province were extended for a 10-year term, which now expire between 2026 and 2027. As a condition to the extension of the concession terms, YPF has undertaken to do the following under the relevant agreements: (i) to make initial payments to the province of Neuquén in an aggregate amount of approximately U.S.$204 million; (ii) to pay the province of Neuquén an extraordinary production royalty of 3% of the production of the areas affected by this extension (in addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income, as defined in each agreement); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures until the expiration of the concessions in an aggregate amount of approximately U.S.$3,512 million; and (iv) to make corporate social responsibility contributions to the province of Neuquén in an aggregate amount of approximately U.S.$23 million.

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

(i) to make initial payments to the province of Mendoza in an aggregate amount of approximately U.S.$135 million; (ii) to pay the province of Mendoza an extraordinary production royalty of 3% of the production of the areas included in the agreement; (iii) a fee for extraordinary income based on 10%, 15% or 20% of the difference between the price actually received by YPF and certain benchmarks set out in the agreement; (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in a total amount of U.S.$4.1 billion until the expiration of the extended term; (iv) to contribute U.S.$16.2 million to a social infrastructure investment fund to satisfy community needs in the province of Mendoza; and (v) to make payments equal to 0.3% of the annual amount paid as extraordinary production royalty in order to fund the purchase of equipment and finance training activities in certain government agencies of the province of Mendoza.

Extension of Exploitation Concessions in the province of Santa Cruz

In November 2012, YPF entered into an agreement with the province of Santa Cruz to extend the term of the exploitation concessions identified below, which was ratified by a provincial law published on November 2012.

The agreement between YPF and the province of Santa Cruz provides, inter alia, the following:

•	Concessions involved: Cerro Piedra-Cerro Guadal Norte; Cañadón de la Escondida-Las Heras; Cañadón León-Meseta Espinosa; Los Monos; Pico Truncado-El Cordón; Los Perales-Las Mesetas; El Guadal-Lomas del Cuy; Cañadón Vasco; Cañadón Yatel, Magallanes (portion located in Santa Cruz) and Barranca Yankowsky;

•	Exploitation concession terms, which were originally set to expire in 2017, were extended for a 25-year term to 2042; and

•	YPF has undertaken:

(i)	to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of U.S.$200 million;

(ii)	to pay the province of Santa Cruz a Production Royalty of 12% plus an additional 3% on the production of conventional hydrocarbons, and 10% on the production of unconventional hydrocarbons;

(iii)	to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures on the exploitation concessions;

(iv)	to contribute with infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the initial payment, and;

(v)	to contribute to an “Institutional Strengthening Fund” and to carry out a program for technical formation (YPF y los Trabajadores) and a program for development of contractors (Sustenta) within the province of Santa Cruz.

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

As of the date of this annual report, the Company had not filed the request to extend the portion of the Magallanes concession located in the province of Tierra del Fuego.

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

(i)	to conduct in Aguaragüe, the following investments: a minimum level of activity in development plans, involving the drilling of development wells (at least three) and expansion of production facilities and treatment of hydrocarbons of U.S.$36 million,

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

Extension of Exploitation Concessions in the province of Río Negro

In December 2014, YPF entered into an agreement with the province of Río Negro to extend the original terms of the exploitation concessions identified below. Effectiveness of the agreement was subject to the ratification of its terms by the Parliament of the province of Río Negro that was granted on December 30, 2014 through the enactment of Provincial Law No. 5027.

The agreement was signed between YPF, YSUR Energia Argentina S.R.L. (formerly named Apache Energia Argentina S.R.L.), YSUR Petrolera Argentina S.A. (formerly named Apache Petrolera Argentina S.A.) and the province of Río Negro and provides the following:

•	Concessions involved: (i) El Medanito, Barranca De Los Loros, Señal Picada-Punta Barda, Bajo Del Piche and Los Caldenes, where YPF holds a 100% undivided interest; (ii) Estacion Fernandez Oro, where YSUR Energia Argentina S.R.L. holds a 100% undivided interest; and (iii) El Santiagueño, where YSUR Petrolera Argentina S.A. holds a 100% undivided interest.

•	Exploitation concession terms are extended for a 10-year term following the expiration of the original 25 year term, until November 14, 2027, except for the exploitation concessions in (i) Los Caldenes which was extended until September 18, 2036, (ii) Estacion Fernández Oro which was extended until August 16, 2026 and (iii) El Santiagueño which was extended until September 6, 2025.

•	YPF has agreed:

(i)	to make an initial payment to the Province of Río Negro in an aggregate amount of U.S.$46 million;

(ii)	to make contributions to social development and institutional strengthening within the province of Río Negro in an amount equivalent to 20% of the initial payment;

(iii)	to pay an “Extraordinary Production Royalty” of 3% of the monthly production;

(iv)	to contribute annually to training, research and development, the amount depends on the volume of production;

(v)	to comply with a minimum investment program; and

(vi)	to make disbursements and investments aimed at the conservation and protection of the environment.

Extension of Exploitation Concessions in the Cuenca Marina Austral

The National Executive Office (Poder Ejecutivo Nacional), through Administrative Decision No. 1/2016 published January 8, 2016 in the Official Gazette of the Republic of Argentina, extended the term of the hydrocarbon exploitation concession in the Magallanes area held by YPF in the Marina Austral basin, as of November 14, 2017, for ten years, in the section corresponding to the jurisdiction granted by the Argentine federal government, pursuant to Article 35 of the Hydrocarbons Law No. 17,319.

Additionally, Administrative Decision No. 1/2016 establishes the following terms and conditions, among others: (i) approval of the investment and works plan for the above-referenced concession from 2017 to 2027, (ii) payment of U.S.$12.5 million as an extension bonus with respect to the section corresponding to the jurisdiction granted by the Argentine federal government, and (iii) payment to the Argentine Federal Government of 15% royalties on the production of hydrocarbons extracted from the section of the Magallanes area under its jurisdiction, in accordance with Article 59, paragraph 2 of Law No. 27,007.

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

The Hydrocarbons Law No. 27,007, which will apply to future concessions, other than those already governed by previous laws, for the transportation of liquid hydrocarbons, permits the National Executive Office to award concessions for the transportation of oil, gas and petroleum products for terms equivalent to those granted for production concessions linked to those transport concessions, following submission of competitive bids. The term of a transportation concession may be extended for additional terms equivalent to those of the associated production concession. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales Sociedad del Estado at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime as described above.

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

Executive Decree No. 2014/08 of November 25, 2008, created the “Refining Plus” program to encourage the production of diesel and gasoline. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/08 of December 1, 2008, approved the regulations of the program. Pursuant to this program, refining companies that undertook the construction of a new refinery or the expansion of their refining and/or conversion capacity, and whose plans were approved by the Argentine Secretariat of Energy, were entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, by Notes Nos. 707/12 and 800/12 (the “Notes”) of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the Notes. The reasons alleged for such suspension were that the “Refining Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF challenged this temporary suspension.

Market Regulation

Overview

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions, such as us, have the right to produce and own the oil and gas they extract and are allowed to sell such production in the domestic or export markets, in each case subject to the conditions described below.

The Hydrocarbons Law authorizes the National Executive Office to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the National Executive Office finds domestic production to be insufficient to satisfy domestic demand. If the National Executive Office restricts the export of crude oil and petroleum products or the sale of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price for the crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality.

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

In addition, in May 2012, the Expropriation Law was passed by the Argentine congress and became effective. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. Furthermore, Decree No. 1277/12 derogated the main previsions about free availability of hydrocarbons which were specifically contained in section 5 subsection d) and section 13, 14 and 15 of Decree No. 1055/89, sections 1, 6 and 9 of Decree No. 1212/89 and sections 3 and 5 of Decree No. 1589/89 (the “Oil Deregulation Decrees”). Decree No. 1277/12 enacted the “Hydrocarbons Sovereignty Regime Rules,” regulating Law No. 26,741. This regulation created the Commission, which among other matters was entitled to publish reference prices of every component of the costs and sales prices of hydrocarbons and fuels, which should permit recovery of production costs and obtaining a reasonable profit margin. See “—The Expropriation Law” and “—Decree No. 1277/2012” and “—Decree No. 272/2015.”

On July 15, 2013, Decree No. 929/2013 was published in the Official Gazette and provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotion Regime”), both for conventional and unconventional hydrocarbons to be applied across the Argentine territory. Applications to be included in this Promotion Regime may be filed by subjects duly registered with the National Registry of Hydrocarbon Investments who are holders of exploration permits and/or exploitation concessions and/or third parties associated with those holders and who submit an Investment Project for Hydrocarbon Exploitation (the “Investment Project”) to the Commission of Strategic Planning and Coordination of the National Hydrocarbons Investment Plan created by Decree No. 1,277/12, entailing a direct investment in foreign currency of at least U.S.$1 billion, calculated at the time of submission of the Investment Project, and to be invested in the first five years of the Investment Project. Beneficiaries of this Promotion Regime shall enjoy the following benefits, among others: i) they shall be entitled, under the terms of the Hydrocarbons Law, from the fifth anniversary of the start-up of their respective Investment Project, to freely export 20% of the production of liquid and gaseous hydrocarbons produced under such Investment Projects, at a 0% export tax rate, if applicable; ii) they shall freely dispose of 100% of the proceeds derived from the export of the hydrocarbons mentioned in i) above, provided the approved Investment Project would have generated an inflow of foreign currency into Argentina’s financial market equal to at least U.S.$1 billion, following the requirements mentioned above; iii) if hydrocarbon production in Argentina is not enough to cover domestic supply needs in accordance with section 6 of the Hydrocarbons Law, beneficiaries of the Promotion Regime, from the fifth anniversary of the start-up of their respective Investment the Projects, shall be entitled to obtain, in relation to the aforementioned exportable rate of liquid and gaseous hydrocarbons produced in the Investment Projects, a price not lower than the reference export price calculated without deducting any export duties that would have been applicable. Law No. 27,007, as described above, has incorporated into this regime projects submitted to the Commission of Strategic Planning and Coordination of the National Hydrocarbons Investment Plan entailing a direct investment in foreign currency of at least U.S.$250 million, calculated at the time of submission of the Investment Project, and to be invested in the first three years of the Investment Project. Further, Law 27,007 modifies the percentages of hydrocarbons to be benefitted under this regime to 20% of the production of conventional, unconventional and offshore concessions at depths less than or equal to 90 meters and 60% of the production of offshore concessions at depths greater than 90 meters. See “—Law 27,007, amending the Hydrocarbons Law” and “Decree No. 272/2015.”

Additionally, the decree discussed above created a new type of concession for the “Exploitation of Unconventional Hydrocarbons,” which has been incorporated in the Hydrocarbons Law by Law No. 27,007, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied to reservoirs located in geological formations of schist and slates (shale gas or shale oil), tight sands (tight oil and tight gas), coal layers (coal bed methane) and, in general, from any reservoir that presents low-permeability rock as its main feature. The Decree provides that holders of exploration permits and/or exploitation concessions that are beneficiaries of the Promotion Regime shall be entitled to apply for a “Concession for Unconventional Hydrocarbons Exploitation.” Likewise, holders of a Concession for Unconventional Hydrocarbons Exploitation who are also holders of an adjacent and pre-existing concession may request the unification of both areas into a single unconventional exploitation concession, provided the geological continuity of such areas is duly proven.

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

Production of crude oil and reserves

Executive Decree No. 2014/08 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/08 of December 1, 2008, approved the regulations of the program. The program entitled production companies which increased their production and reserves within the scope of the program, and whose plans were approved by the Argentine Secretariat of Energy, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/07 and Resolution No. 127/08 (Annex) issued by the Ministry of Economy. In February 2012, YPF was notified by the Argentine Secretariat of Energy that the benefits granted under the “Petroleum Plus” program had been temporarily suspended. The effects of the suspension extend to benefits accrued and not yet redeemed by YPF at the time of the issuance of the notice. The reasons stated for the suspension were that the “Petroleum Plus” program had been created in a context where domestic prices were lower than prevailing prices and that the objectives sought by the program had already been achieved. On March 16, 2012, YPF challenged this temporary suspension. Executive Decree No. 1330/2015 of July 13, 2015 provided for the termination of the “Petroleum Plus” program, establishing compensation in BONAR 2024 Argentine public bonds. As of the date of this report, YPF has not been compensated for the benefits accrued and not yet redeemed by YPF.

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

In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the National Antitrust Commission (“CNDC”) a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel to public bus transportation companies. The alleged conduct consists of selling bulk diesel to public bus transportation companies at prices higher than the retail price charged in service stations. On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby, effective from the date of the resolution, (i) each of these five oil companies was ordered to sell diesel to public bus transportation companies at a price no higher than the retail price charged by its nearest service station, while maintaining both historic volumes and delivery conditions; and (ii) created a price monitoring scheme for both the retail and the bulk markets to be implemented by the CNDC. YPF challenged Resolution No. 6/2012 and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of Resolution No. 6/2012 have been temporarily suspended. On December 9, 2014, the Federal Civil and Commercial Appeals Court issued a ruling stating that the case had become moot and that there are no actual consequences for YPF arising from the challenged Resolution, since prices of diesel to public bus transportation companies have suffered several variations since the date such Resolution entered into effect. See “Item 8. Financial Information—Legal proceedings—Argentina—Non-accrued, possible contingencies—CNDC claims.”

On March 13, 2012, YPF was notified of Resolution No. 17/2012, issued by the Argentine Secretariat of Domestic Commerce, pursuant to which YPF, Shell and Axion (previously Esso) were ordered to supply jet fuel for domestic and international air transport at a price, net of taxes, not to exceed by 2.7% the price, net of taxes, of medium octane gasoline (not premium) offered at its closest service station to the relevant airport, while maintaining its existing supply logistics and its usual supply quantities. The resolution benefits companies that operate in the field of commercial passenger and/or cargo aviation which are registered under the Argentine National Aircraft Registry. According to a later clarification from the Argentine Secretariat of Domestic Commerce, the beneficiaries of the measure adopted by this resolution are the following companies: Aerolíneas Argentinas, S.A., Andes Líneas Aéreas S.A., Austral – Cielos del Sur, LAN Argentina, S.A. and Sol S.A. Líneas Aéreas. In addition, in said resolution, the Argentine Secretariat of Domestic Commerce suggested the implementation of a price surveillance system by the CNDC. YPF appealed Resolution No. 17/2012 and on May 15, 2012 it was notified that the Federal Civil and Commercial Court of Appeals accepted YPF’s presentation and suspended the effectiveness of Resolution No. 17/2012 until the final judgment regarding its legality. On August 31, 2012, the Court of Appeals declared Resolution No. 17/2012 to be null, on the basis of lack of authority of the Argentine Secretariat of Domestic Commerce. This decision was appealed by the Secretariat and a final judgment is pending. After several years, on November 3, 2015, the Argentine Supreme Court finally accepted an extraordinary petition submitted by the Argentine government and overruled the previous sentence issued by Federal Civil and Commercial Court of Appeals. As a consequence of this ruling, Resolution No. 17/2012 became effective again. As part of the litigation process, the case is currently in the Federal Civil and Commercial Court of Appeals, Chamber I, which will issue final judgment in accordance with the decision of the Argentine Supreme Court, which, upheld the resolution.

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

Agricultural Commodity Export Tax Changes

By Executive Decree No. 133/2015 published in the Official Gazette on December 17, 2015, the Argentine government reduced the export tax on soybeans and soybean byproducts by 5 percentage points and eliminated the export taxes on all other commodities. Agricultural commodities with a new zero percent export tax include meat products, grains, fruits, and vegetables, among other products. Finally, by Joint Resolutions Nos. 4/2015, 7/2015 and 7/2015 of the Ministries of Agroindustry, Treasury and Public Finance and Production published in the Official Gazette on December 29, 2015, the export permits known as “ROEs” were eliminated and replaced by the registration of a Sworn Affidavit of Exports Sales, known as a “DJVE.”

Automatic and Non-Automatic Import Licenses

On December 23, 2015, the Ministry of Production published Resolution No. 5/2015, in the Official Gazette, which reinstated the automatic and non-automatic import licenses (“LAI” and “LNA,” respectively), (“Resolution 5”). In 2013 the former Ministry of Economy and Public Finance eliminated the LNA, stating it existed alongside the Prior Import Statement (Declaración Jurada Anticipada de Importación) requirement implemented in February 2012 and recently also repealed by AFIP Resolution No. 3823.

Resolution 5 also established that importers of products included in the Mercosur Tariff Code must obtain a LAI prior to the entrance of the product into Argentina.

Certain products which are listed in Annex II to XVII of Resolution 5 will be subject to an LNA. The LNA will be applicable to a wide variety of products, including, but not limited to, textile, footwear, toys, domestic appliances, motorbikes, and automobile parts.

In order to obtain the LNA, importers must submit certain information from the importer itself (name, tax identification number) and the product (FOB value, type and quantity, commercial brand, model, country of origin and of shipping, etc.) through the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones) (“SIMI”) created by AFIP Resolution 3823. After submitting this information, importers will have ten business days to complete certain additional information required by Resolution 5. If the ten-day term expires, the SIMI declaration will be automatically cancelled.

Regarding the LNA, Resolution 5 establishes that, at any stage of the process, importers may be required to submit additional information or documents of the product subject to the LNA and request verification of technical agencies, as applicable.

Import licenses will be valid for 90 calendar days, once approved by the SIMI.

The following imports are exempt from the import regime established by Resolution 5:

1.	Donation regime.

2.	Sample regime.

3.	Diplomatic exemption regime.

4.	Import of products with duties and tax exemption.

5.	Import of products from Special Custom Zone (Tierra del Fuego, Antártida and Islas del Atlántico Sur).

6.	Import of products by the General Secretary of Executive Branch (Secretaria General de la Presidencia de la Nación).

7.	Courier and mail delivery, only for importer private use or consumption.

Resolution 5 became effective on December 24, 2015 and the Secretary of Trade is the application authority.

Resolution No. 06/2016

By Resolution No. 06/2016 published on January 2016, the Ministry of Energy and Mining established new seasonal reference prices of power and energy in the Wholesale Electricity Market (MEM) for the period from February 1, 2016 to April 30, 2016.

Furthermore, the resolution also establishes a stimulus plan, with reference prices for that residential demand that reduces their consumption over the same month in 2015, and a social tariff.

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

On June 14, 2007, Resolution No. 599/07 of the Argentine Secretariat of Energy approved a proposed agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (“Agreement 2007-2011”). We executed Agreement 2007-2011 taking into account that producers that did not enter into Agreement 2007-2011 would be required to satisfy domestic demand before those who entered into the agreement 2007-2011. Producers are authorized to withdraw from Agreement 2007-2011 and will be treated as any producer that has not entered into Agreement 2007-2011. On January 5, 2012, the Official Gazette published Resolution S.E. No. 172, which temporarily extends the assignation rules and other criteria established by Resolution No. 599/07 until new legislation is passed replacing such rules and criteria. On February 17, 2012, we filed a motion for reconsideration of Resolution S.E. No. 172 with the Argentine Secretariat of Energy.

The purpose of Agreement 2007-2011 was to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “Agreed Demand Levels”). Producers that have entered into Agreement 2007-2011 would commit to supply a part of the Agreed Demand Levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d). Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the Agreed Demand Levels. In order to guarantee any domestic market demand of natural gas in excess of the Agreed Demand Levels, Resolution S.E. No. 599/07 maintains the effectiveness of the resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export administration and domestic supply priorities.” Resolution S.E. No. 599/07 also states that Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

We were compelled to execute Agreement 2007-2011, among other reasons, in order to mitigate our potential damages. Producers failing to sign Agreement 2007-2011 could be penalized and subject to other unfavorable measures by regulatory authorities. However, we expressly stated that the execution of Agreement 2007-2011 did not entail any recognition by us of the validity of the terms and conditions of the various resolutions of the Argentine Secretariat of Energy establishing programs for the curtailment or re-routing of exports to satisfy domestic demand. We challenged Resolution No. 599/07 and stated that we signed Agreement 2007-2011 taking into account the potential consequences of not doing so.

The Argentine Secretariat of Energy created, by its Resolution No. 24/08 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program is not subject to Agreement 2007-2011 and the price conditions established under such Agreement.

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

On March 19, 2012, the Official Gazette published Resolution SE No. 55/2012 of the Secretariat of Energy, which extended the Complementary Agreement for 2012 and established the following with respect to non-signing parties: (i) the natural gas price increase established by the Complementary Agreement will not be applicable to natural gas injected into the gas system by non-signing parties; (ii) natural gas injected by non-signing parties will be consumed first in the order of priority by residential users, which has the lowest tariffs; and (iii) non-signing parties must fulfill all of the commitments undertaken by natural gas producers under Agreement 2007-2011, which was extended by Resolution S.E. No. 172. On March 23, 2012, Resolution S.E. No. 55/2012 was supplemented by Resolution ENARGAS No. 2087/2012, which sets forth, among others, the procedure that distribution companies should follow to secure amounts to be deposited with the fiduciary fund created by Law No. 26,020. Additionally, according to this resolution, producers which have not signed the 2012 extension of the Complementary Agreement are not allowed to charge the well-head price increases for gas set forth in Resolutions S.E. No. 1070/2008 and 1417/2008 to consumers directly supplied by distribution companies. Thus, such non-signing producers have to invoice the lower prices which were in effect prior to the adoption of these resolutions for the gas supplied to the distribution companies.

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

On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/10, which set forth new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

•	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of Agreement 2007-2011 ratified by the Resolution No. 599/07. See “—Exploration and Production Overview—Delivery commitments.”

•	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follows the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled with exports last in order of priority.

•	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency. We have challenged the validity of the aforementioned regulation. On December 9, 2015 ENARGAS denied our administrative appeal. YPF is currently analyzing possible courses of action against the denial.

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

On August 27, 2012 the Official Gazette published Resolution SE No. 1445/2012 of the Secretariat of Energy, according to considerations set by Decree No. 1,277/2012, which modified gas prices at the wellhead for compressed natural gas (CNG) which represents an increase of approximately 369% of the prices realized by the Company for such segment product. On February 14, 2013 Resolution 1/2013 of the Commission was published in the Official Gazette. This Resolution creates the “Natural Gas Additional Injection Stimulus Program.” Under this regulation, gas producing companies were invited to file with the Commission before June 30, 2013 projects to increase natural gas injection, in order to receive a compensation up to U.S.$7.50 per mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to consideration approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. In addition, the Commission may withdraw a previously approved proposal to increase the total injection of natural gas if some of the following events occur: (i) any omission, inaccuracy or distortion of information provided by a company participating in a project or during its execution; (ii) breach of the obligations set forth in Decree No. 1,277 / 2012 and its regulations or supplementary acts; (iii) breach by a company of its obligations under the program after notice of not less than 15 business days; (iv) if the import price is equal to or lower than the price of the additional natural gas injected for at least 180 days or (v) if the value of a company’s supply contracts or invoices used in the monthly calculation corresponding to each month covered by the program had weighted average price decreases or unjustified amounts. On May 23, 2013, the Commission approved the project submitted by YPF. A similar program was created under Resolution 60/2013 of the Hydrocarbon Commission, as amended by Resolution 83/2013 of the Hydrocarbon Commission for gas producers that failed to file their natural gas additional injection program filings before the expiration date established by Resolution 1/2013 of the Hydrocarbon Commission. The compensation to be received under this new program varies from U.S.$4.00 per mmBtu to U.S.$7.50 per mmBtu, depending on the production curve reached by the applicable company. Addionally, a third stimulus program entered into effect under Resolution Commission No. 185/2015 for companies without any prior gas production in Argentina at the time of issuance of the resolution. Similar to the Gas Plan, companies with an approved program under this new resolution will receive compensation for the difference between the price obtained in the market for the sale of all their gas production and U.S.$7.50 per mmBtu. The gas production subject to such compensation only applies to the production from areas acquired by companies with approved programs under either Resolution 1/2013 or Resolution 60/2013, as long as such production was computed under these programs as “increased injection” as opposed to “base injection.”

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

This program was further amended and supplemented by Resolution S.E. No. 752/05 issued by the Argentine Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the Argentine Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (“Permanent Additional Supply”), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, Resolution S.E. No. 659/04 and Resolution S.E. No. 752/05, the Argentine Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to re direct natural gas export volumes to the internal market, thereby affecting natural gas export commitments. We have challenged the validity of the aforementioned regulations and resolutions, and have invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See “Item 8. Financial Information—Legal Proceedings.”

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

The Argentine Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Argentine Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Undersecretariat of Fuels. In 2007, the Argentine Secretariat of Energy increased the LPG volumes to be sold to bottlers at the reference prices set forth in the unconventional above mentioned resolutions.

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

On April 7, 2015, Resolution No. 73 of the Argentine Secretariat of Energy terminated the fiduciary agreement to which YPF was a party as a natural gas producer, contributing funds for the payment of compensation for LPG producers and bottlers. As a result, natural gas producers that were parties to the Complementary Agreement are no longer required to contribute funds. At the same time, a new program for the provision of bottled LPG at reference prices was established by Decree No. 470/2015 dated March 31, 2015. This decree established that LPG producers and bottlers provide LPG at reference prices in the domestic market, gradually increasing the volumes provided in 2014.

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

In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

•	National Constitution (Articles 41 and 43);

•	Law No. 25,675 on National Environmental Policy;

•	Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste;

•	Law No. 24,051 on Hazardous Waste;

•	Law No. 20,284 on Clean Air;

•	Law No. 25,688 on Environmental Management of Waters;

•	Law No. 25,670 on the Management and Elimination of Polychlorinated Biphenyls;

•	Criminal Code; and

•	the Argentine Civil and Comercial Code, which sets forth the general rules of tort law.

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

By Resolution No. 404/94, the Argentine Secretariat of Energy amended Resolution No. 419/93, and created the Registry of Independent Professionals and Safety Auditing Companies (Registro de Profesionales Independientes y Empresas Auditoras de Seguridad), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractionation of LPG in containers or cylinders. The Resolution provides that external audits of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in the Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations was established regarding underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from the storage facilities.

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

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745, modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax. By Laws 26,028 and 26,181 new taxes on diesel and gasolines sales have been established.

Reduction in tax rates for fuels

On December 30, 2014, Decree No. 2579/2014 set forth a reduction in fuel taxes established Law No. 23,966 and 26,181 with respect to diesel and unleaded gasoline products higher than 92 octane. The reductions took effect on January 1, 2015.

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

However, on December 31, 2014 Resolution 1077/2014 was published in the Official Gazette and repealed Resolution 394/07, as amended, setting forth a new withholding program based on the “International Price”. The International Price is calculated based on the Brent value for the applicable month less U.S.$8 per barrel. The new program establishes a 1% general nominal withholding applicable to all products covered by the resolution, including crude oil, diesel, gasoline and lubricants as well as other petroleum products, to the extent that the International Price is below U.S.$71 per barrel. The resolution further provides an increasing variable withholding rate on crude oil exports to the extent the International Price exceeds U.S.$71 per barrel. As a result, the maximum price a producer may charge is approximately U.S.$70 per barrel exported, depending on the quality of crude sold. The resolution also sets forth increasing withholding rates for exports of diesel, gasoline, lubricants and other petroleum derivatives when the International Price exceeds U.S.$71 per barrel at rates that allow the producer to receive a portion of the price increase.

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

Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the deregulation of the upstream oil industry, allowed us and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons we produce. Additionally, under Decree No. 1,589/89, we and other oil producers were entitled to keep up to 70% of foreign currency proceeds we received from crude oil and gas export sales outside of Argentina, but were required to repatriate the remaining 30% through the exchange markets of Argentina.

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

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. As of December 31, 2015, we had consolidated revenues of Ps. 156,136 million and consolidated net income of Ps. 4,426 million.

Presentation of Financial Information

Our Audited Consolidated Financial Statements are prepared in accordance with IFRS as issued by the IASB. Our Audited Consolidated Financial Statements are fully compliant with IFRS.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions. Interest in joint operations and other agreements which give the Company a percentage contractually established over such percentage in the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the assets, liabilities, income and expenses related to each contract.

The financial data contained in this annual report as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2015, 2014 and 2013 has been derived from our Audited Consolidated Financial Statements included in this annual report, which were approved at the Board of Directors’ meeting and authorized to be issued on March 3, 2016 and which include subsequent events until such date.

Finally, certain oil and gas disclosures are included in Note 20 to the Audited Consolidated Financial Statements included in this annual report under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We report our business into the following segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases, sales of natural gas, and to a lesser extent crude oil, to third parties and intersegment sales of crude oil, natural gas and its byproducts (“Exploration and Production”); (ii) the refining, transport, purchase of crude oil and natural gas from third parties and intersegment sales, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution (“Downstream”); and (iii) other activities not falling into the previously described categories (“Corporate and Other”), which includes principally corporate administration costs and assets, environmental matters related to YPF Holdings and construction activities. See Note 4 to our Audited Consolidated Financial Statements and “Item 4. Information on the Company—Business Organization.”

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Statement of Comprehensive Income

	For the Year Ended December 31,
	2015	2014	2013
	(in millions of pesos)
Revenues	156,136	141,942	90,113
Cost of sales	(119,537)	(104,492)	(68,094)

Gross profit	36,599	37,450	22,019
Administrative expenses	(5,586)	(4,530)	(2,686)
Selling expenses	(11,099)	(10,114)	(7,571)
Exploration expenses	(2,473)	(2,034)	(829)
Other operating results, net	(853)	(1,030)	227
Operating income	16,588	19,742	11,160
Income on investments in companies	318	558	353
Financial income (expense) net	12,157	1,772	2,835

Net income before income tax	29,063	22,072	14,348
Income tax	(24,637)	(13,223)	(9,269)
Net income	4,426	8,849	5,079
Total other comprehensive income	43,758	16,276	12,031

Total comprehensive income	48,184	25,125	17,110

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	regulation of domestic pricing;

•	export administration by the Argentine government and domestic supply requirements;

•	international and domestic prices of crude oil and oil products;

•	our capital expenditures and financing availability;

•	cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks, labor strikes and other forms of public protest in Argentina;

•	taxes, including export taxes;

•	regulation of capital flows;

•	the Argentine peso/U.S. dollar exchange rate;

•	the revocation of our concessions in case of noncompliance with certain provisions as set by laws and agreements with provinces in Argentina;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations, such us import regulations; and

•	interest rates.

Our operating income in 2015 decreased by 16% compared to 2014. This decrease was attributable to, among other things, the recognition of a loss in the value of assets at the time of completion of the evaluation of impairment of fixed assets and intangible assets mainly driven by lower estimated future oil prices an increase in depreciation of fixed assets as a result of the higher investment in fixed assets and asset remeasurement in pesos, as a result of devaluation of the Argentine peso against the U.S. dollar, which is our functional currency. Other factors that contributed to this decrease in operating income include increased royalties, driven mainly by higher crude oil prices at the wellhead and higher natural gas prices, higher costs of sales and general cost increases (mainly preservation, repair and maintenance costs, salaries and social security costs and costs of services rendered by third parties). This increase in costs is attributable mainly to our increased activity and price increases in Argentina. The above-mentioned negative effects were partially offset by the increase in domestic prices and volumes of diesel, gasoline and natural gas and accruals mainly due to the Crude Oil Production Stimulus Program (Resolution No. 14/2015). On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, recording over 400 mm of rainfall (which was the maximum ever recorded in the area). The heavy rainfall during 2013 disrupted refinery systems and caused a fire that affected the Coke A and Topping C units in the refinery. As of December 31, 2015, 2014 and 2013 we have recognized Ps. 523 million, Ps. 2,041 million and Ps. 1,956 million, respectively, relating to insurance compensation for the Coke A unit damage and operational losses for 2015, 2014 and 2013. In addition, on March 21, 2014, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza. As of December 31, 2015, we have recognized Ps. 1,165 million for insurance compensation for Cerro Divisadero crude oil treatment plant damage and production losses for 2015. See “Item 4. Information on the Company—Insurance—Argentine operations.”

Our business is inherently volatile due to the influence of external factors, such as internal demand, market prices, availability of financial resources for our business plan and its corresponding costs and government regulations. Consequently, our past financial condition, results of operations and the trends indicated by such results and financial condition may not be indicative of the financial conditions, results of operations or trends in future periods. We will focus on increasing productivity in 2016. We believe that we need to create a more efficient industry that is sustainable in a lower crude oil price environment. Therefore, we estimate that we will not see meaningful production growth this year. We expect to cut capital expenditures approximately 20% to 25% in U.S. dollar terms, which implies less activity mainly in our Upstream business unit. We already have several drilling and workover rigs in standby mode, and it is likely that some of them will not return to operation soon.

Most of our shale oil production comes from the Loma Campana area through our joint venture with Chevron, which was the first and largest farm-out. As we gathered more experience, drilling activity migrated to horizontal wells of 1,500 meters in lateral length and 18 frack stages, obtaining wells with a promising relation between expected EURs and well costs. These horizontal wells cost approximately U.S.$13 million each, which we expect to be closer to U.S.$10 million each by the end of 2016 as we push forward several initiatives to improve efficiency and significantly reduce the well costs. Our strategy is to continue to invest and de-risk, but at a slower pace than the last couple of years.

Crude oil prices in Argentina were recently renegotiated among market participants, which kept them at levels significantly above current international oil prices with the goal of avoiding significant domestic industry disruptions, taking into account that domestic prices and costs are decoupled from international prices. We expect diesel and gasoline prices to increase in peso terms during 2016, primarily to at least partially counteract the effects of the recent significant devaluation of the peso against the U.S. dollar.

Our cash position by the end of 2015 was U.S.$1.0 billion, which represents approximately 50% of our debt maturing in 2016. However, we believe we will be able to refinance most of the debt maturing in 2016 and have a cash cushion ready to fund negative free cash flow for the year. We intend to start to reverse this trend during 2016 to reach a neutral position, which we expect will become positive by 2017. In addition, we expect to reduce the collection cycle of accounts receivable from government entities in order to increase our cash flow from operations during 2016. See “Item 3. Key Information—Risk Factors—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities.”

Notwithstanding the foregoing, there can be no assurance that our production, costs, prices or our estimates of future cash flows from operations, among other items, could not be affected by factors beyond our control and, as such, differ from our estimates. See “Item 3. Key Information—Risk Factors.”

Macroeconomic conditions

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in Argentina. Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us.

The Argentine economy has experienced significant volatility in past decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. Due to inflationary pressures prior to the 1990s, the Argentine currency devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease between 1999 and 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent devaluation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

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

After the growth in 2010 and 2011, several factors led to a decrease in growth of the Argentine economy in 2012 and 2013. The growth of the global economy was not as strong as expected following the easing of U.S. economic crisis that started in 2007, and financial volatility continued at high levels. The decline in the price of Brent crude to below U.S.$50 per barrel, the negative trend in prices of major agricultural commodities and the geopolitical tensions between the United States, Russia and Ukraine as well as countries in the Middle East presents a complicated new international scenario that creates uncertainty about the future performance, including potential downside risks, of developed and emerging economies, including Argentina.

Mauricio Macri was elected president of Argentina, and his administration took office on December 10, 2015. The new administration faces challenges in respect of Argentina’s economy, such as reducing the rate of inflation and a further devaluation of the Argentine peso, improving the competitiveness of the local industries and normalizing or adjusting prices of certain goods and services, such as electricity and natural gas for certain residential consumers of Argentina. Some of the measures necessary to meet these objectives could be unpopular and generate political and social opposition or unrest. As a result, it is difficult to predict the impact of these measures on the Argentine economy as a whole and the energy sector in particular, including revisions and reforms to pricing mechanisms for oil and gas and elimination of energy subsidies, as well as other policy changes that may affect the energy sector. This includes decisions that the new administration has already taken, such as the elimination of exchange restrictions, or future measures it may take to address inflation or changes to the exchange rate. Uncertainty regarding the measures to be taken by the new administration on the economy could further lead to price volatility of Argentine companies, including in particular companies like ours in the energy sector, given the high level of regulation. In addition, there can be no assurance that current government programs and policies that apply to the oil and gas sector will continue to be in place in the future. See “—Limitations on local pricing in Argentina may adversely affect our results of operations” and “—Oil and gas prices, including the recent decline in global prices for oil and gas, could affect our business.”

According to the IMF’s estimates, global economic growth reached 3.1% in 2015, although the rate of growth or, in some cases, contraction, varied significantly from region to region. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year as opposed to 1993, which was the base reference year under the prior method of calculating Argentine GDP. As a result of the application of this new method, the estimated Argentine GDP growth rate for 2013 was revised from 4.9% to 2.9%. As of the date of this annual report, the provisional figures of Argentina’s estimated GDP for 2014 and the first half of 2015 published by the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”) are 0.5% and 2.2% respectively. As mentioned previously, on January 7, 2016 through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that its administration since 2006 was irregular and it would reorganize. As a result, INDEC would not publish new information until at least June 2016.

The official exchange rate of the Argentine peso to the U.S. dollar as of December 31, 2014 was Ps. 8.55 per U.S.$1.00, a devaluation of approximately 31.1% compared to Ps. 6.52 per U.S.$1.00 as of December 31, 2013. In December 2015, the new authorities of the national government decided to eliminate certain exchange controls imposed by the previous government. Due to the above, as of December 31, 2015, the peso fell to Ps. 12.99 per U.S.$1.00, a devaluation of approximately 52% compared to the rate as of the end of 2014 (approximately 40% devaluation from the exchange rate in place on December 16, 2015).

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively, and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7%, 13.1% and 14.7%, respectively. In 2014, the Argentine government established a new consumer price index known as the IPCNU that more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCNU increased 23.9% in 2014 and increased 10.7% from January 2015 to September 2015. The wholesale price index increased 28.3% in 2014 and increased 11.9% from January 2015 to October 2015. Before the new administration took office, certain private sector analysts believed that the inflation was significantly higher than the rate published by INDEC. However, on January 7, 2016, through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that its administration since 2006 was irregular and it would reorganize. As a result, INDEC would not publish new information until at least June 2016. There can be no assurance of the potential impact these changes may have on our results of operations and financial condition. According to a price index published by the government of the City of Buenos Aires, inflation in the city was 3.9%, 4.1% and 4.0% in December 2015, January 2016 and February 2016, respectively. Previously, from December 2014 to November 2015, inflation averaged less than 2.0% per month. There can be no assurance that inflation rates will increase in the future. See “Item 3. Key Information—Risk Factors-Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina.”

During 2015, Argentina’s trade balance was a deficit of approximately U.S.$3.0 billion according to preliminary estimates from INDEC, with total exports of approximately U.S.$56.7 billion during 2015, representing a 16.9% decrease compared to the same period in 2014. Total imports were approximately U.S.$59.8 billion, representing a decrease of 8.3% compared to the same period in 2014.

In Argentina, domestic fuel prices have increased over the past five years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the market conditions and regulations affecting the Argentine market.

The drop in the international price of Brent crude has affected and will likely continue to affect the oil industry’s expected activities worldwide, particularly with respect to expected investments in the industry. In 2015, this decline resulted in an approximately U.S.$7 reduction to the domestic price per barrel compared to the price in effect on December 31, 2014. This change stemmed from negotiations between producers and refiners to reduce the domestic price of Medanito and Escalante crude during January 2015 to U.S.$77 and U.S.$63 per barrel, respectively. These prices stood at U.S.$75 and U.S.$61, respectively, as of November 30, 2015.

In 2016, following the continuous drop in the international price of Brent crude, a new reduction of approximately 10% in the domestic crude oil price per barrel compared to the price in effect on December 31, 2015 was agreed upon. This change stemmed from negotiations between producers, refiners and the Ministry of Energy and Mining, whereby it was agreed to reduce the domestic price of Medanito crude and Escalante crude since January 2016 to U.S.$67.50 and U.S.$54.90 per barrel, respectively.

Energy consumption in Argentina has increased significantly since 2003. Continued growth in demand has led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. As a result of this increasing demand, declines in the production of certain products and companies in our industry, and actions taken by the Argentine regulatory authorities to prioritize domestic supply the volumes of hydrocarbon product exports, especially natural gas, have declined steadily during this period. At the same time, in recent years, Argentina has increased its imports of natural gas and refined products.

On December 17, 2015, as a result of Decree No. 134/2015, the new government declared an emergency of the national electricity system until December 31, 2017 and instructed the Minister of Energy and Mining to develop and propose measures that would ensure power supply under adequate technical conditions. In light of this circumstance, by Resolution No. 06/2016, published January 2016, the Ministry of Energy and Mining established the new seasonal reference prices of power and energy in the MEM from February 1, 2016 to April 30, 2016. The aforementioned resolution has among its objectives adapting the quality and security of the electric supply and ensuring the provision of the public electric supply under adequate technical and economical conditions, considering, among others, that: a) the remuneration systems established by the MEM from 2003 involved the gradual adoption of regulatory decisions that did not meet the objectives set out in Law No. 24,065 in ensuring the supply and quality under the conditions laid out at the minimum possible cost to the Argentine electricity system; b) the regulatory framework consisting of Laws No. 15,336 and 24,065 prescribed that the price to be paid for the demand for electricity in the MEM must meet the economic cost to supply it; c) the abandonment of economic criteria in the definition of prices in the MEM distorted economic signals, increasing the cost of supply, discouraging risk private investment directed to efficiently increase the offer and subtracting savings incentives and proper use of the energy resources by the consumers and users; and d) only a small proportion of the cost of supply was offset by the electricity fees from demand, requiring the resources of the Argentine national treasury to cover a substantial portion of this cost, which significantly contributed to progressively increased tax pressure. Based on the above, Resolution 06/2016 establishes increases in seasonal reference prices of power and energy from January 1, 2016 to April 30, 2016, thereby substantially eliminating the application of existing subsidies. The resulting percentage price increases depend on the prices and consumption prior to the implementation of the resolution, but it is estimated that on average prices will increase by 500% or more. The increase indicated above does not improve the operational situation for generation or distribution of energy (which is pending), since its main effect is the partial removal of existing subsidies as mentioned previously. Notwithstanding the above increases, the resolution also establishes a stimulus plan, which focuses primarily on efficient users (with reference prices for residential users that reduces consumption over the same month of 2015) and a social tariff for users with basic needs and those that meet the criteria defined in Resolution 7/2016.

In 2005, Argentina restructured a substantial portion of its bond indebtedness with approximately 76% of its bondholders, and in 2006 it settled all of its debt with the IMF. In June 2010, Argentina restructured additional defaulted bond indebtedness that was not swapped in 2005. As a result of the 2005 and 2010 debt swaps, over 92% of the bond indebtedness on which Argentina had defaulted in 2002 has been restructured (“Exchange Bonds”).

Certain holders of bonds that were not swapped in the debt restructuring have sued Argentina for payment (“Holdout Bondholders”). On December 7, 2011, the U.S. District Court for the Southern District of New York held that Argentina was required by the pari passu clause in the 1994 Fiscal Agency Agreement governing the defaulted bonds to rank its payment obligations to the Holdout Bondholders equally with those of its other debt, including the Exchange Bonds. On February 23, 2012, the District Court enjoined Argentina from making payments on the Exchange Bonds without making ratable payments on the defaulted debt, and on October 2012, the District Court’s injunction was affirmed by the U.S. Court of Appeals for the Second Circuit.

On November 21, 2012, the District Court issued an amended order requiring Argentina to pay 100% of the amounts due to the Holdout Bondholders upon payment of the amounts due on the next maturity date to the Exchange Bondholders. Argentina appealed the District Court’s November 21, 2012 order to the Second Circuit Court of Appeals, which granted Argentina’s request for a stay of the order. On August 30, 2013, the Second Circuit Court of Appeals affirmed the District Court’s November 21, 2012 order, but stayed its decision pending an appeal to the U.S. Supreme Court. On June 16, 2014, the U.S. Supreme Court denied Argentina’s appeal, and with the appeal process exhausted, the Second Circuit Court of Appeals lifted its stay of the District Court’s order on June 18, 2014.

On June 26, 2014, Argentina deposited U.S.$832 million due to the Exchange Bondholders for the payment of interest that matured on June 30, 2014, of which U.S.$539 million was deposited in accounts of the Bank of New York Mellon (“BoNY”), as indenture trustee, in the Central Bank of Argentina. On June 27, 2014, the District Court referred to such funds as an illegal payment. On October 22, 2014, the Second Circuit Court of Appeals dismissed Argentina’s appeal of the District Court’s decision finding that the payment on the Exchange Bonds was illegal and that BoNY, therefore, should retain such funds.

BoNY has invoked the decision of the District Court to not deliver the funds deposited by Argentina to the Exchange Bondholders. Argentina has asserted that it has complied with its obligation to the Exchange Bondholders by making said deposit, and that BoNY, as the indenture trustee, has the obligation to deliver those funds to their beneficiaries.

On September 11, 2014, Argentina promulgated Law No. 26,984, which provided for various mechanisms to pay 100% of the amounts owed on the Exchange Bonds, authorizing for that purpose, among other things, the Minister of Economy and Public Finance to replace BoNY as indenture trustee and appoint Nación Fideicomisos S.A. instead, and to deposit funds owed to the Exchange Bondholders in an account created to that end, providing also the possibility for the bondholders to change the trustee, the jurisdiction or the governing law of the bonds.

On September 29, 2014, the District Court declared Argentina in contempt of court but did not impose sanctions. On October 3, 2014, the District Court ordered Argentina to repair its relations with BoNY, remove Nación Fideicomisos as indenture trustee and resolve the situation with the Holdout Bondholders.

On March 12, 2015, the District Court held that U.S. dollar-denominated bonds issued by Argentina under Argentine Law constitute external indebtedness, and, therefore, are covered by the court’s amended injunction dated November 21, 2012.

On May 11, 2015, certain Holdout Bondholders moved to amend the complaint to add two claims: (i) a claim for a declaratory judgment stating that the BONAR 2024 bonds issued by Argentina are considered foreign debt, and (ii) a claim for a pari passu order stating that Argentina must make ratable payments to claimants each time the BONAR 2024 bonds or other amounts are paid on past or future external debt. On July 16, 2015, the District Court accepted the amended complaint.

Other holders of bonds that were not exchanged in the 2005 and 2010 debt swaps have sought relief similar to that sought by the Holdout Bondholder plaintiffs (“Me Too Plaintiffs”). On June 5, 2015, the District Court granted summary judgment in 36 of these cases, declaring that Argentina was in breach of the pari passu clause contained in their bonds. By an order of October 22, 2014 the District Court granted identical summary judgment in fifteen other Me too Plaintiffs actions. On August 14, 2015, certain Me Too Plaintiffs submitted motions requesting a pari passu order similar to that previously obtained by other Holdout Bondholders. Those Me too Plaintiffs were afterwards followed by many others, and on October 30, 2015, the District Court granted 49 such motions.

Since the pari passu injunction became effective, litigation has continued regarding Argentina’s efforts to make payments to Exchange Bondholders. Payments by Argentina have been blocked from reaching the Exchange Bondholders by judicial orders, and various Exchange Bondholders have sought release of such funds through litigation before the District Court and in various jurisdictions.

In connection with the Holdout Bondholder litigation against Argentina, the Holdout Bondholders served subpoenas on various financial institutions in New York seeking the production of documents concerning the accounts and transfers of hundreds of entities allegedly owned or controlled, in whole or in part, by Argentina, including YPF. During a hearing on September 3, 2013, the District Court ruled that such discovery could proceed as to, among others, YPF, in order for the Holdout Bondholders to determine if those documents supported an argument that YPF is an alter ego of Argentina. YPF is not a recipient of any such subpoenas and, as such, has no obligation to produce documents or otherwise participate in discovery.

On June 17, 2015, the plaintiff NML and other Holdout Bondholders submitted a motion to the District Court alleging Argentina did not comply with the court’s discovery order dated September 25, 2013 and seeking sanctions, including precluding Argentina from disputing the Holdout Bondholder’s alter ego allegations as to the Central Bank of Argentina, Energía Argentina Sociedad Anónima (“ENARSA”), and YPF, and deeming that Argentina’s assets in United States were used for commercial purposes. During a hearing on August 12, 2015, the District Court found that Argentina had not complied with the September 25, 2013 discovery order and ordered that Argentina’s assets in the United States, except for diplomatic and military assets, be deemed to be used for commercial purposes. The District Court made no determination as to sanctions, if any, with respect to the alter ego issues.

Notably, the District Court has previously held that BNA is not an alter ego of Argentina, and on August 31, 2015, the Second Circuit Court of Appeals ruled that the Central Bank of Argentina is not an alter ego of Argentina and dismissed claims asserted against it on that basis. On January 7, 2016, NML filed a writ of certiorari before the Supreme Court of the United States on appeal of this issue. In addition, the U.S. District Court for the Northern District of California on December 1, 2015 affirmed a magistrate judge’s ruling that the Holdout Bondholders’ assertion that YPF was an alter ego of Argentina was insufficient to support discovery concerning YPF. This decision was appealed by NML on December 23, 2015.

In February 2016, Argentina negotiated and reached agreements in principle with respect to a substantial number of the Holdout Bondholders. On February 5, 2016, Argentina published its proposal to other Holdout Bondholder plaintiffs. Argentina has indicated that it estimates that the settlement payments for the Holdout Bondholders covered by the pari passu injunctions, if made, would total approximately U.S.$6.5 billion in cash.

On February 19, 2016, the District Court issued an indicative ruling stating that in light of Argentina’s settlement proposal, and upon remand of Argentina’s motion to vacate the pari passu injunctions in the Me Too Plaintiffs’ actions from the Court of Appeals, it would grant a motion to vacate the injunctions in all cases upon the occurrence of two conditions: (1) Argentina’s repeal of the legislative obstacles to settlement, and (2) Argentina’s payment to all Holdout Bondholders that entered into agreements in principle with Argentina on or before February 29, 2016 in accordance with the terms of such agreements, and notification of such payment to the District Court.

On February 24, 2016, the Court of Appeals remanded the pari passu cases on appeal to the District Court, stating that the order formalizing the indicative ruling was subject to a motion from Argentina, with notice to all parties and an opportunity to be heard, and that any such order will be stayed for up to two weeks. Argentina submitted that motion, and the District Court held a hearing of oral arguments on March 1, 2016. On March 2, 2016, the District Court vacated the injunctions on all actions upon the occurrence of the conditions set forth in the indicative ruling. During the two week stay, plaintiffs filed appeals and consented to an extended stay. On March 11, the Second Circuit entered an order staying enforcement of the District Court’s March 2 order pending resolution of the appeals.

See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” and “—Risks Relating to Argentina.”

The table below shows Argentina’s total sales, production, exports and imports of crude oil, diesel and gasoline products for the periods indicated.

	Year Ended December 31,
	2015	2014	2013
Crude Oil in Argentina
Production (mmbbl)	186.63	189.40	191.7
Exports (mmbbl)	13.27	13.41	13.7
Imports (mmbbl)	1.84	3.45	2.6
Diesel oil in Argentina
Sales (mcm) (1)	14,290.54	14,012.95	14,490.6
Production (mmbbl)	12,181.12	11,521.57	11,680.8
Exports (mcm)	—	—	—
Imports (mcm)	1,933.69	2,001.31	2,427.1
Gasoline in Argentina
Sales (mcm)(1)	8,720.81	8,360.31	8,579.7
Production (mmbbl)	7,280.89	7,280.89	7,609.8
Exports (mcm)	—	—	14.0
Imports (mcm)	15.00	449.16	378.7

(1)	Includes domestic market sales.

Source: Argentine Secretariat of Energy

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

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•	Price administration. In order to support economic growth, the Argentine government has sought a number of policies and measures to limit increases in hydrocarbon prices which could directly affect final consumers. See “—Macroeconomic conditions.” Notwithstanding the foregoing, the Argentine government has implemented from time to time certain price and investment incentives for certain products which allowed companies to receive increased prices mainly in connection with investments and certain sales. See “—Gas programs” and “—Refining Plus and Petroleum Plus programs.” In addition, as a result of the decline in international oil prices, the Argentine government had established incentives to domestic oil producers, aiming to promote domestic activity. For more information, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Resolution 14/2015.” As a result, fluctuations in Argentina’s domestic hydrocarbon prices have not matched increases or decreases at the pace of international and regional prices.

•	Export administration. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations partially restricting the export of certain hydrocarbon products. These regulations have impacted our export sales as described in “—Declining export volumes.”

•	Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices have surged. In addition, the Argentine government launched a series of measures designed to sustain the activity and production in the domestic oil industry, including reductions to withholding taxes applicable to exports of certain petroleum products. For more information, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation”. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

•	Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs. See “—Cost of sales.”

•	Gas programs. (a) The Argentine Secretariat of Energy, by Resolution S.E. No. 24/2008 of March 13, 2008, created the “Gas Plus” program to encourage the production of natural gas from newly discovered reserves, new fields and tight gas, among other sources. Natural gas produced under the Gas Plus program is not subject to the prices set forth in Agreement 2007-2011. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural Gas.” (b) On February 14, 2013, Resolution 1/2013 of the Commission was published and formally created the Gas Plan. Under this regulation, gas producing companies were invited to file with the Commission before June 30, 2013 projects to increase natural gas injection, in order to receive an increased price of U.S.$7.50/mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in Resolution 1/2013, and will be subject to approval by the Commission. The projects will have a maximum term of five years, renewable at the request of a company, upon decision of the Commission. If a company in a given month does not reach the committed production increase, it will be required to make up for such volumes not produced. On May 23, 2013, the Commission approved the project submitted by YPF. (c) On November 29, 2013, Resolution 60/2013 of the Commission was published and formally created the “Natural Gas Additional Injection Stimulus Program for Companies with Reduced Injection.” Under this regulation, gas- producing companies with a natural gas average injection lower than 3,500,000 cubic meters per day during the six months preceding the issuance of Resolution 60/2013 may apply, including those with no gas injection at all. Companies were invited to file with the Commission before March 31, 2014 projects to increase natural gas injection. Companies that currently participate in the “Natural Gas Additional Injection Stimulus Program” and are eligible for the new program may withdraw from the original program and apply to the new program. Projects may have a maximum term of four years, and participants may petition the Commission for a one-year extension, granted at the Commission’s discretion. The program sets a range of guaranteed prices from U.S.$7.50/mmBtu to U.S.$4.00/mmBtu, depending on the natural gas injection performance of each producer. (d) A similar program was created under Resolution 60/2013 of the Hydrocarbon Commission, as amended by Resolution 83/2013 of the Hydrocarbon Commission, for gas producers that failed to file their natural gas additional injection program filings before the expiration date established by Resolution 1/2013 of the Hydrocarbon Commission. The compensation to be received under this new program varies from U.S.$4.00 per mmBtu to U.S.$7.50 per mmBtu, depending on the production curve reached by the applicable company. Additionally, a third stimulus program entered into effect under Commission Resolution No. 185/2015 for companies without any prior gas production in Argentina at the time of issuance of the resolution. Similar to the Gas Plan, companies with an approved program under this new Resolution will receive compensation for the difference between the price obtained in the market for the sale of all their gas production and U.S.$7.50/mmBtu. The gas production subject to such compensation will be only the production proceeding from areas acquired by companies with approved programs under either Resolution 1/2013 or Resolution 60/2013 and as long as such production was computed under these programs as “increase injection” as opposed to “base injection.”

•	Refining Plus and Petroleum Plus programs. Decree No. 2014/2008 of the Department of Federal Planning, Public Investment and Services of November 25, 2008 created the “Refining Plus” and the “Petroleum Plus” programs to encourage (a) the production of diesel and gasoline and (b) the production of crude oil and the increase of reserves through new investments in exploration and operation. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulation of these programs. The programs entitle refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity and production companies that increase their production and reserves within the scope of the program to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production. In February 2012, by Notes Nos. 707/12 and 800/12 of the Argentine Secretariat of Energy, YPF was notified that the benefits granted under the “Refining Plus” and the “Petroleum Plus” programs have been temporarily suspended. The reasons alleged for such suspension are that the programs were created in a context where domestic prices were lower than currently prevailing prices and that the objectives sought by the programs have already been achieved. Executive Decree No. 1330/2015 of July 13, 2015 declared the termination of the “Petroleum Plus” program, establishing compensation in public bonds (“BONAR 2024”). As of the date of this annual report, YPF has not been compensated for the benefits accrued and not yet redeemed by YPF.

•	Sworn declaration regarding imports. On January 5, 2012, the Federal Administration of Public Revenue (“AFIP”) issued Resolution No. 3252, which requires importers to submit a sworn declaration prior to the placing of a purchasing order for all imports to Argentina, with effect from February 1, 2012. Depending on the nature of the goods to be imported as well as other criteria, certain State agencies may have access to this declaration and can raise objections. The criteria for the approval or rejection of the sworn declaration are not legally defined. On December 23, 2015, the Ministry of Production published Resolution No. 5/2015, which reinstated the automatic and non-automatic import licenses. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government— Automatic and Non-Automatic Import Licenses.”

•	Cross-border services information reporting. On February 9, 2012, the AFIP issued Resolution No. 3276, which requires Argentine individuals and companies that employ the services of providers located outside of Argentina, where the fee for such services is equal to or greater than U.S.$100,000, to submit a sworn declaration in respect of such services, with effect from April 1, 2012.

The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Upon the passage of the Expropriation Law, the Argentine government gained control over the Company. See “Item 3. Key Information—Risk Factors— Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with Law No. 26,741 (“the Expropriation Law”)”

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export administration, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price administration, generally not kept pace with international and regional prices. Notwithstanding the foregoing, and as a result of export taxes affecting hydrocarbon products (“Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government— Exploration and Production.”), prices in the export market do not materially differ from those prevailing in the domestic market.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Year Ended December 31,
	2015	2014	2013
	(units sold)
Product
Natural gas (mmcm)	2	9	27
Gasoline (mcm)	90	72	74
Fuel oil (mtn)(1)	462	607	567
Petrochemicals (mtn)	301	254	281

(1)	Includes bunker oil sales of 462 mtn, 607 mtn and 567 mtn in 2015, 2014 and 2013, respectively.

Due to the decreased export product volumes indicated above, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 7.9%, 17.1% and 13.3% of our consolidated revenues in 2015, 2014 and 2013, respectively. Export duties are accounted for as tax expenses in our Audited Consolidated Financial Statements.

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

International oil and gas prices and Argentine export taxes

Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have substantially increased over time as international prices surged, prior to significant price decreases since late 2014. Notwithstanding the foregoing, the Argentine government launched a series of measures designed to sustain the activity and production in the domestic oil industry, including reductions to withholding taxes applicable to exports of certain petroleum products. For a description of these taxes, reference prices and prices allowed to producers, see “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation” and “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Taxation.”

Export taxes have affected the profitability of hydrocarbon exportation. They have also contributed to a shift away from exports and towards domestic sales and reduced the export parity prices. For more information, see “—Declining export volumes.”

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, sales of natural gas are still typically much higher in the winter to the residential sector of the Argentine domestic market, the prices for which are significantly lower than in other sectors of the Argentine market. Notwithstanding the foregoing, under the Gas Plan, gas producing companies were invited to file with the Commission before June 30, 2013 projects to increase natural gas injection, in order to receive an increased price of U.S.$7.50/mmBtu for all additional natural gas injected. These projects shall comply with minimum requirements established in the Gas Plan, and will be subject to approval by the Commission, including a maximum term of five years, renewable at the request of the beneficiary, upon decision of the Commission. If the beneficiary company in a given month does not reach the committed production increase it will have to make up for such volumes not produced. The natural gas pricing program was recently incorporated into the Hydrocarbons Law, as modified by Law No. 27,007.

Critical Accounting Policies

Our accounting policies are described in Note 1 to the Audited Consolidated Financial Statements. IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities in our financial statements. Actual results could differ from those estimates. We consider the following policies or matters to be most critical in understanding the judgments that are involved in preparing our Audited Consolidated Financial Statements and the uncertainties that could impact our results of operations, financial condition and cash flows:

•	Functional and reporting currency. See Note 1.b.1) to the Audited Consolidated Financial Statements.

•	Impairment of long-lived assets. See Notes 1.b.8) and 1.b.9) to the Audited Consolidated Financial Statements. Furthermore, for additional information regarding assumptions used for our impairment calculation as of December 31, 2015, see Note 1.c to the Audited Consolidated Financial Statements.

•	Depreciation of oil and gas producing properties. See Note 1.b.6) to the Audited Consolidated Financial Statements.

•	Asset retirement obligations. See Note 1.b.6) to the Audited Consolidated Financial Statements.

•	Environmental liabilities, litigation and other contingencies. See Note 10 and 11 to the Audited Consolidated Financial Statements.

•	Income tax and deferred tax. See Note 6.i) to the Audited Consolidated Financial Statements.

In addition, for information regarding our estimates of oil and gas reserves, see “Item 4. Information on the Company—Exploration and Production—Oil and Gas reserves.”

It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed ceiling test calculation. These factors include, but are not limited to, future prices, operating costs and negotiated savings, foreign exchange rates, capital expenditures timing and negotiated savings, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, and tax attributes. According to the foregoing, and in connection with impairment of long-lived assets according to our estimation as of December 31, 2015, if the average of the oil prices used for impairment tests as of December 31, 2015 were reduced by U.S.$5 each year, holding all other factors constant, our ceiling test limitation related to the net book value of our proved oil properties would be reduced by approximately U.S.$2.2 billion. As a result of the estimated reduction in the ceiling test limitation, a negative charge of U.S.$1.4 billion would be recorded, net of the effect in the income tax. This hypothetical calculation was prepared assuming all other factors remain constant to isolate the impact of commodity prices on our ceiling test limitation. Consequently, as noted above, actual cash flows may be materially affected by other factors. There are numerous uncertainties inherent in the estimation present value of future cash flow, so this hypothetical calculation should not be construed as indicative of our development plans or future results. For more information on recent declines in the international Brent crude oil prices, domestic crude oil prices and domestic gasoline prices, see “—Macroeconomic Conditions.”

For information regarding our domestic oil prices and reserves sensitivity analysis, See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina— Our oil and natural gas reserves are estimates.”

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Revenues

Revenues include primarily our consolidated sales of crude oil and natural gas and refined fuel and chemical products net of the payment of applicable fuel transfer taxes and turnover taxes. Customs duties on exports are accounted as selling expenses in our consolidated results of operations. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted from revenues. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” and Note 6.l to the Audited Consolidated Financial Statements.

Cost of sales

The following table presents, for each of the years indicated, a breakdown of our consolidated cost of sales by category:

	For the year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Inventories at beginning of year	13,001	9,881	6,922
Purchases for the year	33,886	35,951	25,846
Production costs (1)	85,550	68,840	42,980
Translation effect	6,358	2,821	2,227
Inventories at end of year	(19,258)	(13,001)	(9,881)

Cost of sales	119,537	104,492	68,094

(1)	The table below presents, for each of the years indicated, a breakdown of our consolidated production costs by category:

	For the year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Salaries and social security costs	7,566	5,341	4,211
Fees and compensation for services	775	554	393
Other personnel expenses	2,303	1,622	1,108
Taxes, charges and contributions	1,144	2,260	1,123
Royalties and easements	11,932	9,503	5,845
Insurance	831	705	520
Rental of real estate and equipment	3,360	2,630	1,747
Depreciation of fixed assets	25,706	19,201	10,766
Amortization of intangible assets	185	140	95
Industrial inputs, consumable material and supplies	3,801	3,415	1,992
Operational services and other service contracts	6,261	5,297	2,540
Preservation, repair and maintenance	14,231	11,322	7,673
Contractual commitments	31	52	167
Transportation, products and charges	4,796	3,874	2,582
Fuel, gas, energy and miscellaneous	2,628	2,924	2,218

Total	85,550	68,840	42,980

Our cost of sales accounted for 76.6%, 73.6% and 75.6% of our consolidated revenues in 2015, 2014 and 2013, respectively. Our cost of sales increased by 14.4%% from 2014 to 2015, mainly as a result of: (i) increased purchases of crude oil from third parties driven by the increase in oil prices in pesos in the domestic market; (ii) increased royalties, driven mainly by higher crude oil prices at the wellhead as a result of the foregoing and higher natural gas prices; (iii) higher labor costs; (iv) higher costs related to the renegotiation of certain service contracts and (v) increased depreciation of fixed assets as a result of the higher investment in fixed assets and asset remeasurement in pesos as a result of devaluation of the Argentine peso against the U.S. dollar, which is our functional currency. All of this was partially offset by (i) decreased purchases of refined products, principally gasoline and diesel, in the international market driven by lower volume and lower international prices and (ii) insurance compensation of Ps. 1,688 million recorded in 2015, compared to Ps. 2,041 million in 2014, related to a fire that occurred at the La Plata refinery in April 2013 and a fire that occurred at the Cerro Divisadero crude oil treatment plant in March 2014.

Other operating results, net

Other operating results, net principally include provisions for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

The following items, among others, are also included as of December 31, 2015: (i) the recognition of a loss in the value of assets at the time of completion of the evaluation of impairment of Fixed Assets and Intangible Assets driven mainly by a reduction in the estimated future price of oil, (ii) the temporary economic assistance received by Metrogas in accordance with Resolution No. 263/2015 of the Argentine Ministry of Energy and (iii) the incentive for domestic manufacturers of capital goods received by A-Evangelista in accordance with the provisions of the Decree No. 379/2001 of the Ministry of Economy. For more information on the Metrogas temporary economic assistance, see Note 6.o to the Audited Consolidated Financial Statements as of December 31, 2015.

Financial income (expense), net

Financial income (expense), net consists of the net of gains and losses on interest paid and interest earned and foreign currency exchange differences.

Taxes

The effective income tax rates for the periods discussed in this annual report differ from the statutory tax rate (35%) mainly because: the registration of the deferred income tax as a result of the effect of applying the current tax rate (35%) on the difference generated between the tax basis of fixed and intangible assets (for which any asset remeasurement from the original value in pesos is not acceptable under income tax law) and their book value under IFRS, measured in its functional currency and converted into pesos, as described in Note 1.b.1 to our Audited Consolidated Financial Statements. See Note 6.i to the Audited Consolidated Financial Statements for a more detailed description of the difference between statutory income tax rate and effective income tax rate.

Results of Operations

Consolidated results of operations for the years ended December 31, 2015, 2014 and 2013

The following table sets forth certain financial information as a percentage of revenues for the years indicated.

	Year Ended December 31,
	2015	2014	2013
	(percentage of revenues)
Revenues	100.0	100.0	100.0
Cost of sales	(76.6)	(73.6)	(75.6)

Gross profit	23.4	26.4	24.4
Administrative expenses	(3.6)	(3.2)	(3.0)
Selling expenses	(7.1)	(7.1)	(8.4)
Other operating results, net	(0.5)	(0.7)	0.3
Exploration expenses	(1.6)	(1.4)	(0.9)

Operating Income	10.6	14.0	12.4

The tables below present, for the years indicated, volume and price data with respect to our sales of our principal products in the domestic and export markets, respectively. Due to the decreased export product volumes, the portion of our revenues accounted for by exports decreased steadily in recent years. Exports accounted for 7.9%, 17.1% and 13.3% of our consolidated revenues in 2015, 2014 and 2013, respectively.

Domestic Market

	Year Ended December 31,
	2015				2014				2013
Product	Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)		Units sold		Average Price per unit(1)
			(in pesos)				(in pesos)				(in pesos)
Natural gas	12,365	mmcm	1,620	/mcm	12,028	mmcm	1,315	/mcm	11,092	mmcm	817	/mcm
Diesel	8,134	mcm	6,912	/cm	8,166	mcm	6,466	/cm	8,098	mcm	4,277	/cm
Gasoline	4,894	mcm	6,867	/cm	4,723	mcm	6,146	/cm	4,545	mcm	3,895	/cm
Fuel oil	1,387	mtn	5,095	/ton	1,129	mtn	4,505	/ton	734	mtn	2,963	/ton
Petrochemicals	587	mtn	5,620	/ton	643	mtn	6,109	/ton	579	mtn	4,189	/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

Export Markets

	Year Ended December 31,
	2015				2014				2013
Product	Units sold		Average Price per unit (1)		Units sold		Average Price per unit (1)		Units sold		Average Price per unit (1)
			(in pesos)				(in pesos)				(in pesos)
Gasoline	90	mcm	6,265	/cm	72	mcm	7,289	/cm	74	mcm	5,274	/cm
Fuel oil	462	mtn	2,972	/ton	607	mtn	4,382	/ton	567	mtn	3,157	/ton
Petrochemicals (2)	301	mtn	5,694	/ton	254	mtn	7,751	/ton	281	mtn	5,262	/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues in 2015 were Ps. 156,136 million, representing a 10.0% increase compared to Ps. 141,942 million in 2014. Among the main factors contributing to the increase were:

•	Diesel revenues increased by Ps. 3,466 million, or 6.5%, as a result of an increase in the average price for diesel mix of approximately 11.0% with a decrease in sales volumes of approximately 0.4%, reflecting a 24.6% increase in sales volume of Eurodiesel, a premium diesel;

•	Gasoline revenues increased by Ps. 4,780 million, or 15.8%, primarily as a result of an increase in the average price for gasoline mix of approximately 14.1% and an increase in sales volumes of approximately 3.6%, reflecting a 25.6% increase of sales volume for Infinia gasoline;

•	Fuel oil revenues increased by Ps. 697 million, or 9.0%, primarily as a result of an increase in the average price of fuel oil of approximately 2.3% and an increase in sales volumes of 6.6%;

•	Natural gas revenues increased by Ps. 4,629 million, or 26.6%, primarily as a result of an increase in sales volumes of approximately 3.5%, which was driven by increased production. The increase was further due to an increase of 22.4% in the average sale price obtained by YPF in Argentine peso terms (or an 7.2% increase in U.S. dollar terms). This includes not only higher prices from third parties but also the Gas Plan, which increased the average prices obtained by YPF as a result of increasing YPF’s natural gas production;

•	Crude oil revenues decreased by Ps. 826 million, or 31.4%, primarily due to a decrease in the average price for crude oil of approximately 7.0% and a decrease in sales volumes of approximately 26.2%, mainly as a result of a single significant export event in February 2014;

•	LPG and aviation fuel sales to foreign markets decreased by Ps. 1,434 million, or 27.2%, mainly due to a decrease in international aviation fuel prices of approximately 31.9%, which was partially offset by an increase in sales volumes of 6.9%;

•	Exports of flour, grain and oil increased by Ps. 570 million, or 18.6%, due to an increase in sales volumes of approximately 35.6%, which was partially offset by a decrease in international prices of 12.5%.

In addition, in 2015, the Company recorded Ps. 1,988 million of revenue corresponding to the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) set forth under Resolution 14/2015 of the Hydrocarbon Commission. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Resolution No. 14/2015” in the 2015 20-F.

Revenues in 2014 were Ps. 141,942 million, representing a 57.5% increase compared to Ps. 90,113 million in 2013. Among the main factors contributing to the increase were:

•	Diesel revenues increased by Ps. 18,165 million, or 52.4%, primarily as a result of an increase in the average price for diesel mix of approximately 51.2% and an increase in sales volumes of approximately 0.8%;

•	Gasoline revenues increased by Ps. 11,325 million, or 64.0%, primarily as a result of an increase in the average price for gasoline mix of approximately 57.8% and an increase in sales volumes of approximately 3.9%;

•	Fuel oil revenues increased by Ps. 3,777 million, or 95.3%, primarily as a result of an increase in the average price for fuel oil of approximately 46.4% and an increase in sales volumes of 33.4% in 2014, which were directed primarily to the domestic electricity generation market; and

•	Natural gas revenues in the domestic market increased by Ps. 8,317 million, or 91.5%, primarily as a result of an increase in sales volumes of approximately 21.7%, which was driven by (i) increased production, (ii) the YSUR acquisition, accounting for an increase of revenues of approximately Ps. 1,476 million and (iii) increased sales of natural gas byYPF Energía Eléctrica, accounting for an increase in revenues of approximately Ps. 84 million. The increase was further due to an increase of 57.4% in the average sale price obtained by YPF in Argentine peso terms (or a 6% increase in U.S. dollar terms), which includes not only higher prices from third parties but also the Gas Plan, which increased the average prices obtained by YPF as a result of increasing YPF’s natural gas production.

Cost of sales

Cost of sales in 2015 was Ps. 119,537 million, representing a 14.4% increase compared to Ps. 104,492 million in 2014. Among the main factors contributing to this increase were:

•	Fixed asset depreciation costs increased by Ps. 6,505 million, or 33.9%, primarily as a result of (i) increased investments in assets and (ii) overall increases in Argentine peso terms of the value of fixed assets, which was related to the depreciation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Total lifting costs increased by Ps. 5,994 million, or 26.2%, primarily as a result of an increase of the unit indicator, expressed in pesos, of 22.9% and the previously mentioned increase of crude oil and natural gas production;

•	Refining costs increased by Ps. 912 million, or 17.8%. This increase was driven by inflation, wage increases and a higher processing level of refineries as mentioned above;

•	Royalty payments increased by Ps. 1,535 million, or 15.5%, primarily as a result of increases of (i) Ps. 692 million related to crude oil production and (ii) Ps. 843 million related to natural gas production;

•	Transportation costs increased by Ps. 922 million, or 23.8%, mainly due to increases in rates in 2015;

•	Imported gasoline, diesel, and jet fuel, especially “premium” and “ultradiesel,” decreased by Ps. 4,425 million, or 41.5%, primarily as a result of lower international prices of 40.6% and lower purchase volumes of 16.1%;

•	Purchases of crude oil from third parties increased by Ps. 1,175 million, or 11.5%, primarily as a result of an increase in average prices charged by third parties in Argentine peso terms of approximately 6.6%, which was mainly related to the devaluation of the Argentine peso and an increase in purchased volumes of approximately 4.6%. In comparison, there was a 7.0% decrease in average prices charged by third parties in U.S. dollar terms;

•	Purchases of biofuels increased by Ps. 803 million, or 11.6%, primarily as a result of an increase in volume purchased of FAME and bioethanol of 7% and 30%, respectively, partially offset by an approximately 3.6% decrease in the price of FAME and a 5.7% decrease in the price of bioethanol.

Additionally, insurance payments related to the losses suffered from an incident at our La Plata refinery in April 2013 were Ps. 615 million in 2015, compared to Ps. 2,117 million in 2014. This had a negative impact on cost of sales for the current period compared to the same period last year. In addition, with respect to the incident that affected the facilities of our oil treatment plant in Cerro Divisadero in Mendoza in March 2014, an insurance payment amount of Ps. 1,165 million was recorded in 2015, of which Ps. 794 million was recorded as a lower cost for purchases and Ps. 371 million as other operating income.

Cost of sales in 2014 was Ps. 104,492 million, representing a 53.5% increase compared to Ps. 68,094 million in 2013. Among the main factors contributing to this increase were:

•	An increase in imported gasoline and diesel, especially “premium” and “ultradiesel,” of Ps. 2,745 million, or 42.4%, primarily as a result of devaluation of the Argentine peso against the dollar (slightly lower in U.S. dollars), while diesel imported volumes remained flat and gasoline imported volumes increased slightly;

•	A net increase in purchases of crude oil from third parties of approximately Ps. 2,267 million, or 28.6%, primarily as a result of an increase in average prices charged by third parties in Argentine peso terms of approximately 55.3%, which was mainly related to devaluation of the Argentine peso. In comparison, there was a 5% increase in average prices charged by third parties in U.S. dollar terms. This increase was partially offset by (i) a 527,000 cm decrease in purchased volumes, primarily as a result of higher than usual purchases of heavy crude oil during the first quarter of 2013 to supply higher fuel oil production for electricity generation and (ii) the inclusion of crude oil production of YSUR;

•	An increase in purchases of biofuels of Ps. 2,799 million, or 70.3%, primarily as a result of an approximately 37% increase in the price of fatty acid methyl esters, known as FAME, and a 50% increase in the price of bioethanol. The volumes purchased of FAME and bioethanol increased 5% and 49%, respectively;

•	An increase in fixed assets depreciation costs of Ps. 8,435 million, or 78.4%, primarily as a result of (i) increased investments in assets, (ii) overall increases in Argentine peso terms of the value of fixed assets, which was related to the devaluation of the Argentine peso against the U.S. dollar (which is the functional currency of the Company), (iii) increases in production volumes with a consequential effect on depreciation rates and (iv) the depreciation of additional assets incorporated as a result of the YSUR acquisition;

•	An increase in the costs of operational services and other repair and maintenance service contracts of Ps. 6,201 million, or 64.5%, primarily as a result of (i) increases in services provided in the Upstream business segment related to oil and natural gas production increases, (ii) operational costs linked to YSUR’s operations since the acquisition in early 2014 and (iii) an overall increase in prices;

•	An increase in royalty payments of Ps. 3,617 million, or 65.7%, primarily as a result of increases of (i) Ps. 2,586 million related to crude oil production of YPF S.A., (ii) Ps. 543 million related to natural gas production of YPF S.A., (iii) Ps. 460 million related to crude oil and natural gas production of YSUR and (iv) Ps. 28 million related to crude oil and natural gas production of YPF Energía Eléctrica S.A. These increases resulted from higher production volumes and also from higher prices in Argentine peso terms, which were mainly related to the devaluation of the Argentine peso against the U.S. dollar;

•	Increases in salaries and other personnel expenses of Ps. 1,644 million or 30.9%, mainly as a result of negotiations and agreements with corresponding unions;

•	Increases in environmental provisions of Ps. 205 million, primarily as a result of developments related to environmental liabilities in both the Exploration and Production and Downstream business segments; and

•	An increase in other production costs of Ps. 323 million, primarily as a result of the acquisition and incorporation of YSUR in our consolidated financial statements.

These increases were partially offset by insurance compensation of Ps. 2,041 million recognized during 2014, which stemmed from YPF’s insurance coverage related to the April 2013 La Plata refinery fire. This compensation was recorded primarily as lower costs for purchases. In relation to this event, in 2013 we recorded compensation of Ps. 1,479 million under other operating results, net by way of pecuniary damage compensation and Ps. 477 million in lost profits, which is reflected as lower costs for purchases. We used a similar approach to record the compensation in 2014.

Administrative expenses

Administrative expenses in 2015 were Ps. 5,586 million, representing a 23.3% increase compared to Ps. 4,530 million in 2014, primarily as a result of increases in personnel costs and IT service contracts.

Administrative expenses in 2014 were Ps. 4,530 million, representing a 68.7% increase compared to Ps. 2,686 million in 2013, primarily as a result of increases in publicity and advertising expenses, personnel cost increases for wage increases, IT service contracts and higher expenses due to the incorporation into the consolidation process as a result of the acquisitions of Metrogas since the takeover of that company in May 2013 and YSUR, as discussed in Note 2 to the Audited Consolidated Financial Statements.

Selling expenses

Selling expenses in 2015 increased to Ps. 11,099 million, representing a 9.7% increase compared to Ps. 10,114 million in 2014, primarily as a result of higher charges for product transportation, mainly related to increased rates of transportation fuels in the domestic market and higher volumes transported and sold and higher personnel cost. This increase was partially offset by lower export taxes, mainly due to the rate reduction established by Resolution No. 1077/2014, lower export volumes of crude oil and the fall in prices for exports of LPG and petrochemicals, as well as lower charges related to recoveries of provisions for doubtful accounts in the segment of natural gas distributors.

Selling expenses in 2014 increased to Ps. 10,114 million, representing a 33.6% increase compared to Ps. 7,571 million in 2013, primarily as a result of higher bank transaction taxes as a consequence of our increased activity and increased transportation fees for fuel products in the domestic market.

Exploration expenses

Exploration expenses in 2015 increased to Ps. 2,473 million, representing a 21.6% increase compared to the Ps. 2,034 million in exploration expenses in 2014, primarily as a result of an increase in exploration activities in which the Company made investments. Total investments in exploration increased to Ps. 503 million, representing a 22.2% increase compared to the total investment in exploration in 2014. In addition, negative results from unproductive exploratory drilling in 2015 compared to 2014 increased by Ps. 160 million. Additionally, expenditures for the performance of geological and geophysical studies increased by Ps. 253 million, mainly as a result of seismic survey studies in the Chachahuén and Zampal Norte areas in the province of Mendoza.

Exploration expenses in 2014 increased to Ps. 2,034 million, representing a 145.4% increase compared to Ps. 829 million in 2013, primarily as a result of an increase in the exploration activity in Argentina. In 2014, investments of exploration assets increased to Ps. 2,259 million, representing an approximately 149% increase compared to the previous year.

Other operating results, net

Other operating results, net in 2015 decreased to a loss of Ps. 853 million, representing a 17.2% decrease compared to a loss of Ps. 1,030 million in 2014. In 2015, while conducting an evaluation of impairment of fixed assets and intangible assets, the Company recognized an impairment of Ps. 2,535 million, which was recorded as other operating results, net. This impacted field assets in Argentina with reserves and production primarily of oil within the Upstream business segment by Ps. 2,361 million, driven mainly by lower estimated future oil prices. Field assets with oil production and intangible assets in the U.S. decreased by Ps. 174 million due to the decline in international crude oil prices.

In addition, our subsidiary Metrogas recorded additional revenues of Ps. 711 related to the temporary economic assistance established by Resolution No. 263/2015 of the Ministry of Energy. Also, the provision for contingencies increased by Ps. 650 million in connection with a ruling against YPF regarding a claim filed by the Union of Consumers and Users (Unión de Usuarios y Consumidores) for claims from 1993 to 1997. The claim alleges that excess fees were charged to GLP consumers during that period. In the fourth quarter of 2015, there was also a decrease in the provision for abandonment and dismantling obligations for wells of Ps. 524 million, mainly due to the agreement reached with our partner in the Magallanes area. In 2014, a provision of Ps. 1,227 million was recorded by Maxus Energy Corporation, a subsidiary of YPF Holdings, linked to third party claims based on alleged breach of contract. See Note 10 to the Consolidated Financial Statements.

Other operating results, net in 2014 decreased to a loss of Ps. 1,030 million, compared to income of Ps. 227 million in 2013, a decrease of Ps. 1,257 million. The net loss recorded in 2014 was primarily as a result of (i) a provision of Ps. 1,227 million that was recorded in 2014 by Maxus Energy Corporation, a subsidiary of YPF Holdings, which was related to third party claims based on alleged contractual responsibilities, which it is contesting (see Note 10 to the Audited Consolidated Financial Statements); (ii) revenues of Ps. 369 million recorded during 2014 from the sale of a 30% interest in the extension of the La Ventana concession area in the province of Mendoza to Sinopec; and (iii) the income for the transfer of assets to Pluspetrol (primarily Cerro Arena) for Ps. 188 million. The net income recorded in 2013 was primarily as a result of (i) expenses during the second quarter of 2013 related to the AESU and Transportadora de Gas del Mercosur (“TGM”) arbitration based on a partial award rendered by the International Chamber of Commerce Arbitration Tribunal; and (ii) revenue of Ps. 1,479 million recorded in 2013 corresponding to the accrual of insurance for material damage of the Coke A unit and Topping C unit, both as a result of the previously-discussed April 2, 2013 fire at the La Plata refinery.

Operating income

Operating income in 2015 was Ps. 16,588 million due to the factors discussed above, representing a 16.0% decrease compared to Ps. 19,742 million in 2014.

Operating income in 2014 was Ps. 19,742 million, representing a 76.9% increase compared to Ps. 11,160 million in 2013.

Financial results, net

In 2015, financial results, net were an income of Ps. 12,157 million, representing a 586.1% increase compared to income of Ps. 1,772 million in 2014. The Company registered a higher positive foreign exchange difference in net monetary liabilities in pesos due to higher depreciation of the Argentine peso against the U.S. dollar in 2015 compared to the same period in 2014. The Company registered higher interest expenses as a result of higher average indebtedness and higher interest rates in 2015 compared to the same period in 2014. The average net debt in 2015 was Ps. 64,956 million, while the average net debt in 2014 was Ps. 30,362 million. The average net amount of financial indebtedness was calculated as the linear average of current and non-current loans at the beginning and end of the corresponding period, net of the linear average of cash and cash equivalents at the beginning and end of the corresponding period.

Financial results, net in 2014 were income of Ps. 1,772 million compared to income of Ps. 2,835 million in 2013, primarily as a result of higher net financial interest expenses due to overall higher levels of indebtedness and higher interest rates in 2014, which was partially offset by the effect of higher foreign exchange gains on net monetary liabilities in Argentine pesos related to the devaluation of the Argentine peso against the U.S. dollar. The average net amount of financial indebtedness in 2014 was Ps. 30,362 million, compared to Ps. 16,767 million in 2013. The average net amount of financial indebtedness was calculated as the linear average of current and non-current loans at the beginning and end of the corresponding period, net of the linear average of cash and cash equivalents at the beginning and end of the corresponding period.

Income tax

Income tax in 2015 was Ps. 24,637 million, representing a 86.3% increase compared to Ps. 13,223 million in 2014. This increase was due to higher deferred tax related to greater devaluation of the Argentine peso compared to 2014. This resulted in a deferred tax liability substantially higher than last year. In addition, a lower current tax was recorded in 2015 because the devaluation of the Argentine peso resulted in no current tax in 2015.

Income tax in 2014 was Ps. 13,223 million, representing a 42.7% increase compared to Ps. 9,269 million in 2013, primarily as a result of (i) an increase in current income tax payable of Ps. 4,479 million as a result of increased taxable income for the reasons discussed above and (ii) a decrease of deferred tax liabilities of Ps. 525 million.

Net income and other comprehensive income

Net income in 2015 was Ps. 4,426 million, representing a 50.0% decrease compared to Ps. 8,849 million in 2014.

Other comprehensive income in 2015 was Ps. 43,758 million, representing a 168.8% increase compared to Ps. 16,276 million in 2014. This increase was mainly attributable to higher appreciation of fixed assets.

As a result of the foregoing, total comprehensive income in 2015 was Ps. 48,184 million, representing a 91.8% increase compared to Ps. 25,125 million in 2014.

Net income in 2014 was Ps. 8,849 million, representing a 74.2% increase compared to Ps. 5,079 million in 2013.

Other comprehensive income in 2014 was Ps. 16,276 million, representing a 35.3% increase compared to Ps. 12,031 million in 2013, primarily as a result of higher currency translation difference of fixed assets, taking into account that the U.S. dollar is the functional currency of the Company and changes in the exchange rate.

As a result of the foregoing, total comprehensive income in 2014 was Ps. 25,125 million, representing an approximately 46.8% increase compared to Ps. 17,110 million during the same period in 2013, as a result of the factors discussed above.

Consolidated results of operations by business segment for the years ended December 31, 2015, 2014 and 2013

In 2013, we reorganized our reporting structure by grouping the Chemical and Refining and Marketing business segments into a new Downstream business segment. We made this change primarily because of the common strategy shared by the former Chemical and Refining and Marketing segments, in light of the synergies involved in their activities to maximize the volume and quality of fuel offered to the market.

The following table sets forth revenues and operating income for each of our business segments for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Revenues (1)
Exploration and production
Revenues	16,044	8,853	3,851
Revenue from intersegment sales (3)	64,243	61,844	38,846

Total exploration and production	80,287	70,697	42,697

Downstream
Revenues	138,962	132,254	85,624
Revenue from intersegment sales	1,535	1,489	1,147

Total refining and marketing	140,497	133,743	86,771

Corporate and other
Revenues	1,130	835	638
Revenue from intersegment sales	6,182	5,212	2,285

Total corporate and other	7,312	6,047	2,923

Less inter-segment sales and fees	(71,960)	(68,545)	(42,278)

Total revenues	156,136	141,942	90,113

Operating income (Loss) (2)
Exploration and production	7,535	12,353	6,324
Downstream	8,446	10,978	6,721
Corporate and other	(2,331)	(3,343)	(1,522)
Consolidation adjustments	2,938	(246)	(363)

Total operating income	16,588	19,742	11,160

(1)	Revenues are net of payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions,” as indicated in Note 6.n to the Audited Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues. See Note 1.b.15 to the Audited Consolidated Financial Statements.
(2)	Includes exploration costs in Argentina and the United States and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.

Exploration and Production

Revenues from the Exploration and Production business segment in 2015 were Ps. 80,287 million, representing a 13.6% increase compared to Ps. 70,697 million in 2014.

Operating income in 2015 for the Exploration and Production business segment was Ps. 7,535 million, a decrease of 39.0% compared to Ps. 12,353 million in 2014. This decrease in operating income was principally due to the following factors:

•	The intersegment oil price measured in U.S. dollars decreased 8.4%, while increasing 4.5% in Argentine peso terms. Oil production in respect of our operations in Argentina in 2015 reached 248,500 barrels per day, representing a 2.1% increase compared to 2014. This contributed to the increase of 0.2 million cm of crude oil, or 1.7%, transferred from the Exploration and Production business segment to the Downstream business segment and a decrease of 167,000 cm of crude oil, or 26.2%, in sales to third parties.

•	Natural gas production in respect of our operations in Argentina in 2015 reached 44.1 million cm per day, representing a 4.2% increase compared to 2014. With the exception of the YSUR production, all natural gas produced, net of internal consumption, is assigned to the Downstream segment for sale to third parties. Sales volumes increased 3.5% in 2015 compared to 2014. The Exploration and Production business segment records the average price obtained by YPF in such sales net of sales and marketing fees. The Exploration and Production segment also includes revenues from the Gas Plan, which increases the average prices obtained by YPF as a result of increasing YPF and YSUR’s natural gas production. The average natural gas revenue recorded by the Company in 2015, including revenues from the Gas Plan, reached U.S.$4.62 per million BTU, a 7.2% increase compared to U.S.$4.31 per million BTU in 2014.

•	In addition, in 2015, the Company recorded Ps. 1,988 million corresponding to the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) set forth by Resolution 14/2015 of the Hydrocarbon Commission. “See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—Market Regulation —Resolution No. 14/2015.”

•	In addition, with respect to the incident that affected the facilities of our oil treatment plant in Cerro Divisadero in Mendoza in March 2014, an insurance payment of Ps. 1,165 million was recorded in 2015. Of this amount, Ps. 794 million was recorded as a lower cost for purchases and Ps. 371 million as other operating income.

All of this was partially offset by:

•	Total operating costs in respect of our operations in Argentina in 2015 were Ps. 67,744 million (excluding exploration costs and impairment charges), representing a 20.3% increase compared to Ps. 56,311 million in 2014. Among the main factors contributing to the increase were:

¡	Fixed asset depreciation costs increased by Ps. 5,895 million, or 34.3%, primarily as a result of overall increases of the value of fixed assets in Argentine peso terms, which was related to the devaluation of the Argentine peso against the U.S. dollar, as well as increased investments in fixed assets and increased production;

¡	Lifting costs increased by Ps. 5,994 million, or 26.2%, due to an increase of the unit indicator, expressed in pesos, of 22.9% and the increase of crude oil and natural gas production discussed above;

¡	Royalty payments increased by Ps. 1,535 million, or 15.5%, primarily as a result of increases of (i) Ps. 692 million related to crude oil production and (ii) Ps. 843 million related to natural gas production.

Exploration expenses in 2015 increased to Ps. 2,473 million, representing a 21.6% increase compared to the Ps. 2,034 million in exploration expenses in 2014, primarily as a result of an increase in exploration activities in which the Company made investments. Total investments in exploration increased to Ps. 503 million, representing a 22.2% increase compared to the total investment in exploration in 2014. In addition, negative results from unproductive exploratory drilling in 2015 compared to 2014 increased by Ps. 160 million. Additionally, expenditures for the performance of geological and geophysical studies increased by Ps. 253 million, mainly as a result of seismic survey studies in the Chachahuén and Zampal Norte areas in the province of Mendoza.

As discussed above, while conducting an evaluation of impairment of fixed assets and intangible assets, the Company recognized an impairment of Ps. 2,535 million, which was recorded as other operating results, net. This impacted field assets in Argentina with reserves and production primarily of oil within the Upstream business segment by Ps. 2,361 million, driven mainly by estimated future lower oil prices. Field assets with oil production and intangible assets in the U.S. decreased by Ps. 174 million due to the decline in international crude oil prices.

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

Operating income for the Exploration and Production business segment in 2014 was Ps. 12,353 million, representing a 95.3% increase compared to Ps. 6,324 million in 2013. This increase in operating income was principally due to the following factors:

•	The intersegment oil price measured in U.S. dollars increased 2.2%, representing an approximately 51% increase in Argentine peso terms, which was related primarily to the devaluation of the Argentine peso against the U.S. dollar. Oil production in respect of our operations in Argentina in 2014 reached 235,700 barrels per day, representing a 2.0% increase, in addition to 7,800 barrels per day as a result of the YSUR acquisition. This contributed to the increase of 1.2 million cm of crude oil, or 9.3%, transferred from the Exploration and Production business segment to the Downstream business segment and a decrease of 212,000 cm of crude oil sales to third parties principally outside Argentina.

•	Natural gas production in respect of our operations in Argentina in 2014 reached 37.6 million cm / day, representing approximately an 11.1% increase, in addition to a 4.8 million cm per day increase as a result of the YSUR acquisition. With the exception of the YSUR production, all natural gas produced, net of internal consumption, is assigned to the Downstream segment for sale to third parties. The Exploration and Production business segment records the average price obtained by YPF in such sales net of sales and marketing fees. The Exploration and Production business segment also includes revenues from the Gas Plan, which increases the average prices obtained by YPF as a result of increasing YPF and YSUR’s natural gas production. The average gas income per million BTU recorded by the Company in 2014, including revenues from the Gas Plan, reached U.S.$4.31 representing a 6.5% increase compared to U.S.$4.05 per million BTU in 2013.

•	Total operating costs in respect of our operations in Argentina in 2014 were Ps. 56,311 million, (excluding exploration costs and impairment charges), representing a 58.4% increase compared to Ps. 35,544 million in 2013. Among the main factors contributing to the increase were:

–	Fixed asset depreciation costs increased by Ps. 7,589 million, or 79.1%, primarily as a result of overall increases of the value of fixed assets in Argentine peso terms, which was related to the depreciation of the Argentine peso against the U.S. dollar, as well as increased investments in fixed assets and increased production;

–	Operational services and other repair and maintenance service contract costs increased by Ps. 5,057 million, or 57.9%, primarily as a result of (i) increases in production activity, including crude oil and natural gas production, (ii) an increase in rates charged due to a general increase in prices and (iii) an increase in prices as a result of the depreciation of the Argentine peso;

–	Environmental expenditures and provisions increased by Ps. 282 million;

–	Royalty payments increased by Ps. 3,617 million, or 65.7%, principally due to increases of (i) Ps. 2,586 million relating to crude oil production of YPF S.A., (ii) Ps. 543 million relating to natural gas production of YPF S.A., (iii) Ps. 460 million relating to the production of crude oil and natural gas of YSUR and (iv) Ps. 28 million relating to the production of crude oil and natural gas of YPF Energía Eléctrica S.A. These increases resulted from higher production volumes and higher prices in Argentine pesos, which was principally due to depreciation of the Argentine peso against the U.S. dollar;

•	In 2014, we recorded revenues of Ps. 369 million for the sale of a 30% interest in the extension of the La Ventana concession area in the province of Mendoza to Sinopec and Ps. 188 million for the transfer of assets to Pluspetrol (primarily Cerro Arena). In 2013, expenses related to the AESU and TGM arbitration were recorded, based on a partial award rendered by the International Chamber of Commerce Arbitration Tribunal.

•	Exploration expenses in 2014 were Ps. 2,034 million, representing a 145.4% increase compared to Ps. 829 million in 2013, primarily as a result of an increase in domestic exploration activity. In 2014, investment in exploration assets increased to Ps. 2,259 million, representing an approximately 149% increase compared to the previous year.

Downstream

Revenues from the Downstream business segment in 2015 were Ps. 140.497 million, representing a 5.0% increase compared to Ps. 133.743 in 2014.

Operating income for the Downstream business segment in 2015 was Ps. 8.446 million, representing a 23.1% decrease compared to Ps. 10,978 million in 2014. This decrease in operating income is primarily due to the following factors:

•	The average volume of oil processed per day in YPF’s refineries increased 2.9% to 299,000 barrels of oil per day, with diesel production increasing by 1.4%, gasoline by 7.6% and fuel oil by 10.4%;

•	Diesel revenues increased by Ps. 3,466 million, or 6.5%, as a result of an increase in the average price for diesel mix of approximately 11.0% with a decrease in sales volumes of approximately 0.4%, reflecting a 24.6% increase in sales volume of Eurodiesel, a premium diesel;

•	Gasoline revenues increased by Ps. 4,780 million, or 15.8%, primarily as a result of an increase in the average price for gasoline mix of approximately 14.1% and an increase in sales volumes of approximately 3.6%, reflecting a 25.6% increase of sales volume for Infinia gasoline;

•	Fuel oil revenues increased by Ps. 697 million, or 9.0%, primarily as a result of an increase in the average price of fuel oil of approximately 2.3% and an increase in sales volumes of 6.6%;

•	Petrochemical products revenues decreased by Ps. 879 million, or 14.9%, mainly due to the fall in prices in both the domestic and international market;

•	LPG and aviation fuel sales to foreign markets decreased by Ps. 1,434 million, or 27.2%, mainly due to a decrease of international aviation fuel prices of approximately 31.9% which was partially offset by an increase in sales volumes of 6.9%;

•	Exports of flour, grain and oil increased by Ps. 570 million, or 18.6%, due to an increase in sales volumes of approximately 35.6% which was partially offset by a decrease in international prices of 12.5%.

All of this was partially offset by:

•	Oil prices increased in Argentine peso terms as a result of the devaluation of the Argentine peso against the U.S. dollar as well as higher volumes of crude oil transferred from the Exploration and Production business segment and an increase in the volume of crude oil purchased from third parties of approximately 4.6% (about 117,000 cm). The average purchase price in Argentine peso terms for crude oil transferred from the Exploration and Production business segment increased approximately 4.5% compared to an increase for oil purchased from third parties of approximately 6.6%. This variation in the percentage amounts is due to different mixes of grades of crude oil purchased from third parties;

•	Imported gasoline, diesel and jet fuel, especially “premium” and “ultradiesel,” decreased by Ps. 4,425 million, or 41.5%, primarily as a result of lower international prices of 40.6% and lower purchase volumes of 16.1%;

•	Purchases of biofuels increased by Ps. 803 million, or 11.6%, primarily as a result of an increase in volume purchased of FAME and bioethanol of 7% and 30%, respectively, partially offset by an approximately 3.6% decrease in the price of FAME and a 5.7% decrease in the price of bioethanol;

•	Production costs related to refining costs increased by Ps. 912 million, or 17.8%. This increase was driven by inflation wage increases, and also considering a higher processing level of refineries as mentioned above;

•	Fixed asset depreciation increased by Ps. 723 million, or 29.6%, primarily as a result of (i) increased investments in assets and (ii) an overall increase in fixed assets values in Argentine pesos, which was related to the depreciation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Selling expenses increased by Ps. 1,028 million, or 11.0%, primarily as a result of (i) higher product transportation charges, mainly related to increased costs for transportation related to increased fuel prices in the domestic market and (ii) higher volumes transported and sold. This increase was partially offset by lower withholdings over exports, mainly due to the rate reduction established by Resolution No. 1077/2014, the fall of export prices of LPG and petrochemicals and lower charges related to recoveries in provisions for indebtedness in the segment of natural gas distributors; and

•	The provision for contingencies increased by Ps. 650 million in connection with a ruling against YPF regarding a claim filed by the Union of Consumers and Users (Unión de Usuarios y Consumidores) for claims from 1993 to 1997. The claim alleges that excess fees were charged to GLP consumers during that period. See Note 10 to the Consolidated Financial Statements.

•	Our subsidiary Metrogas recorded additional revenues of Ps. 711 million related to the temporary economic assistance established by Resolution No. 263/2015 of the Ministry of Energy.

Revenues from the Downstream business segment in 2014 were Ps. 133,743 million, representing a 54.2% increase compared to Ps. 86,771 million in 2013.

Operating income for the Downstream business segment in 2014 was Ps. 10,978 million, representing a 63.3% increase compared to Ps. 6,721 million in 2013. This increase in operating income is primarily due to the following factors:

•	The average volume of oil processed per day in YPF’s refineries increased 4.6% to 290,000 barrels of oil per day, primarily as a result of the restoration of the refining capacity at the La Plata refinery after the damage on April 2, 2013 and, to a lesser extent, the increased availability of light crude in 2014.

•	An increase in diesel revenues of Ps. 18,165 million, or 52.4%, primarily as a result of an increase in the average price received for diesel mix of approximately 51.2% and an increase in sales volumes of approximately 0.8%;

•	An increase in gasoline revenues of Ps. 11,325 million, or 64.0%, primarily as a result of an increase in the average prices received for gasoline mix of approximately 57.8% and an increase in sales volumes of approximately 3.9%;

•	An increase in fuel oil revenues of Ps. 3,777 million, or 95.3%, primarily as a result of an increase in the average price received for fuel oil of 46.4% and an increase in sales volumes, mainly in the domestic market, of 33.4%;

•	An increase in petrochemical revenues of Ps. 1,989 million, or 50.9%, primarily in the local market as a result of an increase in the average prices received for methanol and aromatics and an increase in sales volumes, which increased revenues by Ps. 1,500 million. Exports increased by Ps. 489 million driven by higher sales volumes of methanol and generally higher prices in Argentine peso terms, which was partially offset by lower overall export volumes of solvents and light paraffinics; and

•	An increase in natural gas sales volumes and higher average prices received for sales to third parties, which increases the average prices obtained by YPF when increasing natural gas production. Sales volumes of natural gas, most of which are domestic, increased approximately 22%. This increase in natural gas sales had a positive effect on the Downstream results as a consequence of increased marketing fees.

All of this was partially offset by:

•	An increase in costs to purchase crude oil from third parties and the Exploration and Production business segment of Ps. 22,547 million, or 58.2%, primarily as a result of increases in crude oil prices in Argentine peso terms related to the devaluation of the Argentine peso against the U.S. dollar as well as higher volumes of crude oil transferred from the Exploration and Production business segment. This in turn was partially offset by a decrease in the volume of crude oil purchased from third parties of approximately 17% (about 527,000 cm). The average purchase price in Argentine peso terms for crude oil transferred from the Exploration and Production business segment increased approximately 51% compared to an increase for oil purchased from third parties of approximately 55%. This variation in the percentage amounts is due to different mixes of grades of crude oil purchased from third parties;

•	An increase in the cost of imported gasoline and diesel, especially “premium” and “ultradiesel,” of Ps. 2,745 million, or 42.4%, primarily as a result of the effect of the devaluation of the Argentine peso (slightly lower in U.S. dollars), while diesel imported volumes remained flat and gasoline imported volumes increased slightly;

•	An increase in purchases of biofuels of Ps. 2,799 million or 70.3%, primarily as a result of an approximately 37% increase in the price of FAME and a 50% increase in the price of bioethanol. The volumes purchased of FAME and bioethanol increased 5% and 49%, respectively; and

•	An increase in production costs of Ps. 1,895 million, representing a 51.5% increase, primarily as a result of increases in (i) freight costs for transporting crude oil and raw material, (ii) fees for use of port facilities, (iii) contracted services rates for refinery repair and maintenance and (iv) insurance policies. These increases were driven by different factors, including general price increases in the economy and wage increases. Decreased costs were also recorded with respect to provisions for environmental liabilities of Ps. 77 million. As a result of these cost increases as well as increased refining activities, refining costs increased 45% in Argentine peso terms during 2014.

These increases to costs were partially offset by insurance compensation of Ps. 2,041 million recorded during 2014, which stemmed from YPF’s insurance coverage related to the April 2013 La Plata refinery fire. This compensation was registered primarily as lower costs for purchases. In relation to this event, in 2013 we had recorded a gain of Ps. 1,479 million under Other (expense) income, net by way of pecuniary damage compensation and Ps. 477 million in lost profits, which is reflected as lower costs for purchases. We used with a similar approach to recording the income in 2014.

Corporate and other

The operating loss for the Corporate and Other business segment in 2015 was a loss of Ps. 2,331 million, representing a 30.3% decrease compared to a loss of Ps. 3,343 million in 2014. The results in 2014 were affected mainly by a provision of Ps. 1,227 million recorded by our subsidiary Maxus Energy Corporation linked to third party claims based on alleged breach of contract. See Note 10 to the Consolidated Financial Statements. In addition, in 2015 higher costs from increased wages, social contributions and higher IT services costs were recorded.

The operating loss for the Corporate and Other business segment in 2014 was Ps. 3,343 million, representing a 120% increase compared to a loss of Ps. 1,522 million in 2013, primarily as a result of (i) a provision of Ps. 1,227 million, recorded in 2014 by Maxus Energy Corporation, a subsidiary of YPF Holdings, which was related to third party claims based on alleged contractual responsibilities, which it is contesting (see Note 10 to the Audited Consolidated Financial Statements); (ii) increased wages and social contributions; and (iii) higher fees for services and publicity and advertising, all of which was partially offset by improved results from our subsidiary A-Evangelista S.A.

Liquidity and Capital Resources

Financial condition

Total loans outstanding as of December 31, 2015, 2014 and 2013 were Ps. 105,751 million, Ps. 49,305 million and Ps. 31,890 million, respectively, consisting of (i) current loans (including the current portion of non-current loans) of Ps. 27,817 million and non-current loans of Ps. 77,934 million as of December 31, 2015, (ii) current loans of Ps. 13,275 million (including the current portion of non-current loans) and non-current loans of Ps. 36,030 million as of December 31, 2014 and (iii) current loans of Ps. 8,814 million (including the current portion of non-current loans) and non-current loans of Ps. 23,076 million as of December 31, 2013. As of December 31, 2015, 2014 and 2013, 74%, 66%, and 60% of our loans were denominated in U.S. dollars, respectively.

In the past we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of December 31, 2015, we had repurchased U.S.$41.9 million of our outstanding bonds. We may, from time to time, make additional purchases of, or effect other transactions relating to, our publicly-traded bonds if, in our own judgment, the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the year ended December 31,
	2015	2014	2013
	(in millions of pesos)
Net cash flows provided by operating activities	41,404	46,154	20,964
Net cash flows used in investing activities	(64,049)	(53,405)	(22,201)
Net cash flows provided by financing activities	23,665	4,986	6,979

Translation differences generated by cash and equivalents	4,609	1,310	224

Net (decrease) increase in cash and equivalents	5,629	(955)	5,966
Cash and equivalents at the beginning of period	9,758	10,713	4,747
Cash and equivalents at the end of period	15,387	9,758	10,713

Net cash flows provided by operating activities were Ps. 41,404 million in 2015 compared to Ps. 46,154 million in 2014. This 10% decrease was primarily attributable to the increase in working capital in 2015, related to the accrual of accounts receivable, including the Crude Oil Production Stimulus Program and the Gas Plan and higher income tax, which was partially offset by higher operating income of the Company, without considering depreciation of fixed assets and increased non-cash provisions, which did not involve expenditures. We believe that, given the high level of cash flow provided by operating activities, including our expectation of reducing accounts receivable from transactions with government entities (see “Item 3. Key Information—Risk Factors—A significant percentage of our cash flow from operations is derived from counterparties that are governmental entities”), our working capital is reasonable for the current requirements of the Company.

Net cash flows provided by operating activities were Ps. 46,154 million in 2014, compared to Ps. 20,964 million in 2013. This 120% increase was primarily attributable to better operating results, without considering depreciation of fixed assets and increased non-cash provisions. See Note 10 to the Audited Consolidated Financial Statements. In addition, in 2014 we collected Ps. 1,689 million in insurance payments for lost profits in connection with the La Plata refinery fire in April 2013.

Cash flows used in investing activities were Ps. 64,049 million in 2015, compared to Ps. 53,405 million in 2014, representing a 19.9% increase compared with 2014, which related mainly to investments made by our Exploration and Production business segment and investment in our refineries. This was partially offset by the fact in 2014 we registered the acquisitions of YSUR and the additional interests in the Puesto Hernández, Lajas, La Amarga Chica and Bajada de Añelo areas as well as the collection of insurance payments for material damages related to the incident suffered by our La Plata refinery in April 2013.

Cash flows used in investing activities were Ps. 53,405 million in 2014, compared to Ps. 22,201 million in 2013, representing a 140.6% increase, which related mainly to investments made by our Exploration and Production segment and investment in our refineries, and also considering the contributions of capital investments in companies, for a total of Ps. 29,731 million, including the acquisitions of YSUR, and additional interests in the Puesto Hernández, Lajas, La Amarga Chica and Bajada de Añelo areas. Moreover, there was also a lower collection from sale of fixed assets and intangible assets of Ps. 3,291 million, based on 2014 revenues from the sale of assets to Pluspetrol and partial sales extensions concessions of La Ventana and Magallanes concessions, which in 2013 included the collection from the investment agreement with Chevron in the Loma Campana area. There is also the collection in 2014 of Ps. 1,818 million in property damage insurance, related to the loss suffered by our La Plata refinery in 2013.

Net cash flows provided by financing activities in 2015 were Ps. 23,665 million, which came primarily from the issuance of notes in the local market and international markets, net of repayments of principal and interest, including issuance of notes in the international debt capital markets for an aggregate principal amount of U.S.$2.1 billion.

Net cash flows provided by financing activities in 2014 were Ps. 4,986 million, which came primarily from the issuance of notes in the local market and international markets, net of repayments of principal and interest, including issuance of notes in the international debt capital markets for an aggregate principal amount of U.S.$1.06 billion, which was the largest made by an Argentine company in history.

In 2015, at the shareholders’ ordinary and extraordinary general meeting held on April 30, 2015, a dividend of Ps. 503 million (Ps. 1.28 per share or ADS) was authorized for payment in 2015. In 2014, at the shareholders’ general ordinary and extraordinary meeting held on April 30, 2014, and its continuation on May 21, 2014, a dividend of Ps. 464 million (Ps. 1.18 per share or ADS) was authorized for payment in 2014. In 2013, at the ordinary and extraordinary general shareholders’ meeting held on April 30, 2013 and its continuation on May 30, 2013, a dividend of Ps. 326 million (Ps. 0.83 per share or ADS) was authorized for payment in 2013.

A Global Medium-Term Notes Program was approved at a shareholders’ meeting held on January 8, 2008 for an amount up to U.S.$1.0 billion. On September 13, 2012 and on April 30, the shareholders’ meeting approved the increase of the amount of the program, mentioned above, for an amount of U.S.$2.0 billion each time, resulting in a maximum nominal amount in circulation at any time under the program of U.S.$5.0 billion, or its equivalent in other currencies, and providing the use of the proceeds to cover all alternatives contemplated by Article 36 of Law No. 23,576 of Negotiable Obligations and Supplementary rules. On February 5, 2015, the shareholders’ meeting resolved by a majority of computable votes to approve the increase of the amount of the Company’s Global Medium-Term Notes Program of U.S.$5.0 billion or its equivalent in other currencies by U.S.$3.0 billion, resulting in the total maximum nominal amount outstanding under the program at any time becoming U.S.$8.0 billion, or its equivalent in other currencies, or a lower amount as may be determined by the Board of Directors.

Under the Global Medium-Term Notes Program, the Company issued several series of notes in the local and international markets at different interest rates. All such securities are authorized to be traded on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) and the Electronic Open Market (Mercado Abierto Electrónico) in Argentina. In addition, in 2013 we acquired the control of GASA, including our controlled company Metrogas S.A., which has outstanding notes for an amount of Ps. 2,091 million as of December 31, 2015. For additional information about the outstanding notes of YPF S.A. and our controlled companies as of December 31, 2015, see Note 2 and 6.j to the Audited Consolidated Financial Statements.

The following table sets forth our commitments for the periods indicated below with regard to the principal amount of our debt, as of December 31, 2015, plus accrued but unpaid interest as of that date:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	More than 5 years
	(in millions of pesos)
Loans	105,751	27,817	6,888	21,928	3,892	5,914	39,312

For detailed information regarding our indebtedness, see Note 2.i to the Audited Consolidated Financial Statements.

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars, under commercial contracts for the periods indicated below, as of December 31, 2015:

Contractual Obligations	Total	Less than 1 year	1 – 3 Years	3 – 5 Years	More than 5 years
	(in millions of U.S.$) (5)
Debt (1)	11,983	2,792	3,567	1,560	4,064
Operating lease obligations	864	284	352	196	31
Purchase obligations (2)	2,857	1,952	682	198	26
Purchases of services	1,955	1,088	643	198	26
Purchases of goods	903	864	38	0	0
LPG	2	2	0	0	0
Electricity	18	11	7	—	—
Gas	6	5	0	0	0
Steam	14	5	9	—	—
Others	863	841	22	—	—
Other liabilities (3)(6)	9,755	3,990	1,420	1,459	2,886
Total (3)(4)	25,459	9,018	6,021	3,413	7,008

(1)	These projected amounts include interest due during all the periods presented. Interest on variable rate instruments is calculated using the rate as of December 31, 2015 for all periods. See additionally “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Covenants in our indebtedness.”
(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates. Accordingly, our actual purchase obligations may differ from the estimated amounts shown in the table.
(3)	Provisions for contingent liabilities under commercial contracts, which amounted to U.S.$810 million as of December 31, 2015, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.
(4)	In addition to the contractual obligations detailed in the preceding table, we are also committed to carry out exploration activities in certain exploration areas and to make certain investments and expenditures until the expiration of some of our concessions. These commitments amounted to U.S.$22.1 million as of December 31, 2015.
(5)	The table is presented in U.S.$, which is the Company’s functional currency, and not in its reporting currency, as the majority of the Company’s contractual obligations are originally denominated in U.S.$.
(6)	Includes accounts payable, salaries and social security, taxes payable, provisions for pensions, provisions for environmental liabilities and provisions for hydrocarbon wells abandonment obligations as set forth in our audited consolidated financial statements included as of December 31, 2015.

We have additional commitments under guarantees. For a discussion of these additional commitments see “—Guarantees provided.”

Covenants in our indebtedness

Our financial debt generally contains customary covenants. With respect to a significant portion of our loans totaling Ps. 105,751 million, including accrued interest (current and non-current debt) as of December 31, 2015, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 51.5% of our loans outstanding as of December 31, 2015 were subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Regarding our outstanding notes amounting to Ps. 83,962 million as of December 31, 2015, the holders of such notes may, upon an event of default, declare due and immediately payable the principal and accrued interest on amounts owed to them.

Almost all of our total outstanding financial debt is subject to cross-default provisions. As a result of these cross-default provisions, a default on our part or, in certain cases, the part of any of our consolidated subsidiaries covered by such provisions, could result in a substantial portion of our debt being declared in default or accelerated.

As of the date of this annual report, none of our debt is under any event of default that could trigger an acceleration provision. As of December 31, 2015, we were in compliance with all covenants in connection with our indebtedness.

Guarantees provided

As of December 31, 2015, we have issued letters of credit in an aggregate total amount of U.S.$27 million to guarantee certain environmental obligations and guarantees in an aggregate amount of U.S.$199 million in relation with the performance of contracts of certain of our controlled companies.

In addition, see Note 11.c to the Audited Consolidated Financial Statements for a description of the transaction we entered into with Chevron.

Capital investments, expenditures and divestitures

Capital investments and expenditures

Capital investments in 2015 totaled Ps. 62,209 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2015, 2014 and 2013.

	2015		2014		2013
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)
Capital expenditures and investments(1) Exploration and Production	50,927	82	42,408	81	24,807	82
Downstream	9,343	15	8,392	16	4,903	16

Corporate and Other	1,939	3	1,408	3	453	2

Total	62,209	100%	52,208	100%	30,163	100%

(1)	Includes acquisitions of fixed assets and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

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

To achieve the goals set forth above, we intend to focus on (i) continuing to increase production, especially of natural gas; (ii) improving efficiency and productivity to enable us to adapt to a scenario of a prolonged decline in international oil prices; (iii) increasing exploration of mature areas; (iv) developing unconventional resources; (v) improving our capacity to refine in order to accommodate the growth in demand for refined products; (vi) exploring conventional and unconventional resources and pushing the limits of existing deposits and exploring new frontiers, including offshore, and (vii) maintaining a solid capital structure. The investment plan related to our growth needs to be accompanied by an appropriate financial plan, whereby we intend to reinvest earnings, search for strategic partners and acquire debt financing at levels we consider prudent for companies in our industry. Consequently, the financial viability of these investments and hydrocarbon recovery efforts will generally depend, among other factors, on the prevailing economic and regulatory conditions in Argentina, the ability to obtain financing in satisfactory amounts at competitive costs, as well as the market prices of hydrocarbon products. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina” and “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Operations” for additional information regarding 2016 activity.

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

Board of Directors

Composition of our Board of Directors

Our business and affairs are managed by the Board of Directors in accordance with our by-laws and the Argentine Corporations Law). Our by-laws provide for a Board of Directors of eleven to 21 members, and up to an equal number of alternates. Alternates are those elected by the shareholders or the Supervisory Committee, when applicable, to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings and as long as they perform the duties of a director.

Directors shall hold office from one to three years, as determined by the shareholders’ meetings.

Since the Board of Directors’ Meeting held on December 22, 2015, our Board of Directors is composed of 15 directors and seven alternates.

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

The current members of our Board of Directors, the year in which they were appointed and the year their term of appointment expires is as follows:

Name	Position	Age	Director Since	Term Expiration
Miguel Galuccio (6)(7)	Chairman, Chief Executive Officer (CEO) and Director	47	2015	2016
Jorge Marcelo Soloaga (6)	Director	58	2015	2016
Gustavo Alejandro Nagel (6)	Director	48	2015	2016
Néstor José Di Pierro (1)	Director	60	2015	2016
Juan Franco Donnini (1)	Director	32	2015	2016
Enrique Andrés Vaquié (1)	Director	51	2015	2016
Nicolás Alfredo Trotta (2)	Director	40	2015	2016
Carlos Alberto Felices (3)	Director	70	2015	2016
Miguel Ángel Gutiérrez (3)	Director	57	2015	2016
Daniel Gustavo Montamat (3)	Director	61	2015	2016
Fabián Jorge Rodríguez Simón (3)	Director	57	2015	2016
Fernando Dasso (6)	Director and Human Resources Vice President	50	2015	2016
Daniel Cristian González Casartelli (6)	Director	46	2015	2016
Carlos Alberto Alfonsi (6)	Director and Downstream Executive Vice President	55	2015	2016
Emilio José Apud (4)	Director	70	2015	2016
Sergio Affronti (6)	Alternate Director and Shared Services Vice President	46	2015	2016
Omar Gutiérrez	Alternate Director	48	2015	2016
Luis Gustavo Villegas (5)	Alternate Director	43	2015	2016
Lucio Mario Tamburo (5)	Alternate Director	55	2015	2016
Pedro Martín Kerchner Tomba (5)	Alternate Director	41	2015	2016
Fernando Pablo Giliberti (6)	Alternate Director and Strategy and Business Development Vice President	49	2015	2016
Jesús Guillermo Grande (6)	Alternate Director and Upstream Executive Vice President	47	2015	2016

(1)	Messrs Di Pierro, Donnini and Vaquié were designated by the Supervisory Committee and assumed the position of Directors at the Board of Directors’ meeting held on December 22, 2015, replacing Messrs. Jorge Manuel Gil, Ignacio Perincioli and Omar Chafí Félix, respectively, who resigned.
(2)	Designated by the Supervisory Committee and assumed the position of Director at the Board of Directors’ meeting held on November 5, 2015, replacing Mrs. Andrea Mariana Confini, who resigned.
(3)	Designated by the Supervisory Committee and assumed the position of Director at the Board of Directors’ meeting held on December, 22, 2015, replacing Messrs. Rodrigo Cuesta, Nicolás Marcelo Arceo, Patricia María Charvay and Juan Franco Donnini, who resigned.
(4)	Representing our Class A shares.
(5)	Messrs Villegas, Tamburo and Kerchner Tomba were designated by the Supervisory Committee and assumed the position of Alternate Directors at the Board of Directors’ meeting held on December 22, 2015, replacing Messrs. Oscar Alfredo Cretini, Edgardo Raúl Valfré and Francisco Ernesto García Ibáñez, respectively, who resigned.
(6)	As of March 8, 2016, the person owns less than one percent of our Class D shares.
(7)	On March 9, 2016 our Chairman and CEO Miguel Galuccio announced that he will step down at the end of his term, which ends at our next annual shareholders meeting, expected to be held in April 2016.

The Chairman of the Board of Directors, who, according to our by-laws, must be a Class D director, was elected by the Board of Directors in the meeting held on April 30, 2015. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

Pursuant to the information published by the Ministry of Energy and Mining, Mr. Miguel Ángel Gutiérrez will be proposed as President of YPF once the term of Mr. Miguel Galuccio ends, as discussed above. Furthermore, the Ministry of Energy and Mining has stated that the Argentine government will propose to separate the positions of President and CEO. To fill this position, a national and international search process has commenced. See “Item 3. Key Information—Risk Factors— Our performance is largely dependent on recruiting and retaining key personnel.”

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

On March 9, 2016 our Chairman and CEO Miguel Galuccio announced that he will step down at the end of his term, which ends at our next annual shareholders meeting, expected to be held in April 2016. He has committed to supporting the Board of Directors to ensure an orderly transition and cooperating in the search for his replacement.

Jorge Marcelo Soloaga

Mr. Soloaga graduated from the Industrial School in Caleta Olivia as a chemical technician. Currently, he is an employee of the Company and is Chairman of the commune of Cañadón Seco since 2015. Since 1993, he has acted as General Secretary of the Oil and Hydrocarbon Union (Sindicato Unido Petroleros e Hidrocarburíferos), in Santa Cruz. Among other offices, he served as a member of congress in the low chamber of the province of Santa Cruz for the period between 1985 and 1989.

Gustavo Alejandro Nagel

Mr. Nagel graduated as an industrial engineer with a major in mechanics from the National University of the Comahue in Neuquén, and was awarded a master’s degree in business administration from the International School of Business. He has served at Skanska as the head of Teams and Maintenance (southwest affiliate), as Service and Operations team leader in Venezuela, as business area manager in Neuquén, Mendoza and Rosario), as Oil and Gas manager for Argentina and Bolivia and country manager for the Andean Region, among other positions. He was the Undersecretary of Planning and Public Services in the province of Neuquén. Currently, he is the Director Representative for the Province of Neuquén at Hidroelectrica Piedra del Águila.

Néstor José Di Pierro

Mr. Di Pierro served among other positions, as Deputy in the Legislature of the Province of Chubut between 1991 and 1995, as Secretary of Social Welfare of the Municipality of Comodoro Rivadavia, Province of Chubut, between 1995 and 1999 and as Councilman in the Deliberative Council of Comodoro Rivadavia between 1999 and 2001. He was appointed Controller of Petrominera Chubut S.E. between 2003 and 2009. Additionally, he was President of Correo Oficial de Argentina S.A. between 2009 and 2011. He served as Mayor of the Municipality of Comodoro Rivadavia from 2011 to December 2015.

Juan Franco Donnini

Mr. Donnini earned an economics degree from the Argentine University of Business (“UADE”). He has completed a specialization in economy of oil and natural gas at the Technological Institute of Buenos Aires and earned a master’s degree in finance from CEMA University. Among other positions, he served as Advisor in the Mining, Energy and Combustible Commission at the Senate in 2012 and as Advisor at the Undersecretary of Economic Policy and Development Planning at the National Ministry of Economy and Public Finance in 2013. Additionally, he worked as Administrative Secretary of the Planning and Strategic Coordination of the National Plan of Hydrocarbon Investments Commission and was Undersecretary of Economic Policy at the National Ministry of Economy and Finance. He is currently Minister of Economy and Public Works for the Province of Santa Cruz.

Enrique Andrés Vaquié

Mr. Vaquié obtained an economics degree from the National University of Cuyo and has a master’s degree in public policy from the Torcuato Di Tella Institute. He served as Undersecretary of Finance of the Province of Mendoza, Minister of Finance of the Province of Mendoza, from 1999 to 2001 and provincial Senator, from 2003 to 2007. He worked as an economic consultant from 2008 to 2011. In addition, he was Advisor of the National Vice-Presidency from 2009 to 2011. He was elected National Deputy for the Province of Mendoza from 2011 to 2015. Currently, he is the Minister of Economics, Infrastructure and Energy of the Province of Mendoza.

Nicolás Alfredo Trotta

Mr. Trotta earned a law degree from the Belgrano University and is a doctoral candidate in education at the Philosophy and Arts School at the University of Buenos Aires (“UBA”). He is also a professor at the Belgrano University. Among other positions, he served in several public functions in the Chief Cabinet of Ministers and also in the Autonomous City of Buenos Aires. Currently, he is Dean of the University for Education and Work and President of the UMETEC Foundation.

Carlos Felices

Mr. Felices holds a bachelor’s degree in business administration from UBA and postgraduate studies in the U.S. He worked in various capacities at Pfizer Inc. He served in Argentina as Treasurer, in Brazil as CFO and in the U.S. as Director of Administration for Latin America. From 1993 to 2002, he worked for YPF, eventually serving as CFO. He was later appointed CEO of Telecom Argentina S.A. until 2007 and Chairman of the Board of Directors of Telecom Argentina S.A. until April 2008.

Daniel Gustavo Montamat

Mr. Montamat holds a degree in Economics, Certified Public Accountant and Law. He has two doctoral degrees in Economic Sciences and in Law and Social Sciences, both from the Catholic University of Córdoba. He obtained a master’s degree in Economy from Michigan State University in the U.S. Among other positions, he was Director of Gas del Estado, Director and President of YPF S.E. and Secretary of Energy of Argentina. In 1991, he founded Montamat & Asociados in the Autonomous City of Buenos Aires, where he is the Executive Director. Currently, he is a consultant at the World Bank and the Inter-American Development Bank. He is a postgraduate professor of the Energetic Regulation Study Centre of UBA.

Miguel Ángel Gutiérrez

Mr. Gutiérrez is a founding partner of The Rohatyn Group, where he is in charge of private investments, real estate, infrastructure and renewable energy activities. From 1980 to 2001, he held various positions at J.P. Morgan, where he became Managing Director responsible for Global Emerging Markets and a member of the Management Committee for Global Markets. In addition, he served as Chairman of the Board of Directors of Autopistas de Oeste S.A. and he was the President and CEO of Grupo Telefonica de Argentina S.A. Currently, he is a member of the Consultative Council of CIPPEC, the Economic and Social Council of the University Torcuato Di Tella, the International Advisory Board of the IAE Business School and the Council of the Fundación Cruzada Argentina.

Fabián Jorge Rodríguez Simón

Mr. Rodríguez Simón earned a law degree from UBA and completed coursework at Harvard Law School. Among other positions, he served as Advisor to the Mayor of the Autonomous City of Buenos Aires, as Chief of Staff of the Ministry of Environment and Public Space of the Autonomous City of Buenos Aires between 2007 and 2009, and President of the Commission Act 1840 “Zero Waste.” He was a founding partner of Llerena & Abogados and was Director of its Executive Committee. He is a member of the Governing Council of the Instituto de Empresa (Madrid) and is President of the Fundación Pericles (Buenos Aires). Currently, he is senior partner of AlfaLegalGroup.

Fernando Dasso

Mr. Dasso earned a degree in labor relations from UBA and completed a management development program at IAE in 1993 company. He has held various positions within the Company. In 2006, he was appointed Director of Human Resources of Argentina, Bolivia and Brazil of the Exploration and Production business. He has been our Human Resources Vice President since July 2007.

Daniel Cristian González Casartelli

Mr. Gonzalez is the President of the Disclosure Committee. Daniel Gonzalez holds a degree in business administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. He currently is also member of the Board of Directors of Adecoagro S.A. Mr. Gonzalez has been our Chief Financial Officer since July 2012.

Carlos Alberto Alfonsi

Mr. Alfonsi graduated with a degree in chemistry from the Technological University of Mendoza. Additionally, he has a degree in IMD Managing Corporate Resources from Lausanne University and has studied at the Massachusetts Institute of Technology. Since 1987, he has held various positions at the Company, serving as an operations manager, Director of the La Plata refinery, Operation Planning Director, Director of Commerce and Transportation for Latin America, Director of Refinery and Marketing in Peru, Country Manager for Peru and R&M for Peru, Chile, Ecuador and Brazil. Mr. Alfonsi has been our Downstream Executive Vice President since June 2010.

José Emilio Apud

Mr. Apud graduated as an industrial engineer from the Engineering School of UBA. He completed postgraduate degrees in Energy Economics and Management Control of Large Projects at the Engineering School of UBA, in Regional Economic Analysis at the Institute for Economic and Social Development Di Tella Institute; and obtained a postgraduate specialization in Energy Conservation at Dupont WL, in the U.S. Among other positions, he served as Director of CAMMESA and Secretary of Energy and Mining of Argentina, in 2001. He was Founder and Vice President of IAE, Energy Institute G. Mosconi, between 1983 and 1989. He has owned Apud & Associates, a consulting firm in energy and the environment, since 2005. He serves as partner and director of AMPAR, a Paraguayan consulting firm and of Ecoriental, an Uruguayan consulting firm. In addition, he serves as Chairman of BAE S.A., a builder and developer, as Counselor at the Fundación Libertad y Progreso and as member of Fundación Pensar.

Sergio P. Affronti

Mr. Affronti earned a certified public accountant degree and a degree in business administration from the Argentine Catholic University, and a degree from the Management and Engineering Program of the University of Texas, Austin. He has more than 20 years of experience in the oil and gas industry in Latin America, Europe and North Africa. Among other positions, he was Strategic Planning Manager for YPF Upstream Latin America, Country and General Manager for Repsol in Ecuador, Director for Corporate Development for Repsol Upstream, Director of Procurement for Repsol Upstream, Director of Planning and Control for Europe, Asia and Africa for Repsol Upstream and Technical Planning Director for Algeria projects. He has been our Shared Services Vice President since June 2012.

Omar Gutiérrez

Mr. Gutiérrez obtained a certified public accountant degree from National University of the Comahue in Neuquén. He served as General Director of Administration from 1992 to 2004 and, during 1995, General Director of Coordination, both within the Ministry of Government of the province of Neuquén. He was administrative prosecretary from 1999 to 2001 and Secretary in the Legislature of the province, from 2002 to 2003. He was the President of the Board of Directors of the Banco Provincia del Neuquén from 2005 to 2011. He was a member of the Deliberate Council of the city of Neuquén’s Municipality and President of the Committee on Finance and Budget. He served as Minister of Economy and Public Work of the province of Neuquén. Currently, he serves as Governor of the Province of Neuquén.

Luis Gustavo Villegas

Mr. Villegas has worked in several positions in the oil industry since 1990. Currently, he serves as Undersecretary of the Union of Senior Staff and Professionals of Southern Patagonian Oil and Gas Private Sector and as a senior staff member of the Oil Tankers Mutual Commission.

Lucio Mario Tamburo

Mr. Tamburo graduated as a civil engineer from the National University of the South, Bahía Blanca. Among other positions, he served as Inspection assistant of the Provincial Roads Direction of the Province of Río Negro and as sanitation consultant in the National Undersecretary of Water Resources. He was the Engineering and Construction Manager and Service and Maintenance Chief of Bahía Blanca at Azurix Buenos Aires SA. He also served as Administrator of the National Entity of Water Works of Sanitation ENOHSA until December 2015.

Pedro Martín Kerchner Tomba

Mr. Kerchner Tomba obtained a degree as a certified public accountant from the Economic School of the Argentine Catholic University. He completed postgraduate degrees in financial strategy at the National University of Cuyo and in Taxation at the University of Tres de Febrero with a specialization in local taxation. Among other positions, he served as Administration Director of Justice and Security Minister of the Province of Mendoza, as Secretary of Finance of the Municipality of Godoy Cruz, Province of Mendoza and he was elected as provincial Deputy for the third electoral district of the Province of Mendoza. Currently, Mr. Kerchner Tomba is Minister of Finance of the Province of Mendoza.

Fernando Pablo Giliberti

Mr. Giliberti earned a certified public accountant degree from the Argentine Catholic University, an MBA from the Argentine University of the Enterprise, a postgraduate diploma in Management and Economics of Natural Gas from the College of Petroleum Studies, Oxford University, and master’s degree in the Science of Management, from the Sloan Program at Stanford University. Among other positions, he previously served at YPF as Head of Accounting and Finance at our headquarters in Mendoza, as South Division Business Support Manager, as Asset Manager of the El Guadal-Lomas del Cuyo, as Business Development Manager and Exploration and Production Business Development Director. In San Antonio, he was Vice President of Business Development and Vice President of the Latin America Division of Pride International. He later served as Vice President of Business Development at Pioneer Natural Resources of Argentina. In 2006, he founded Oper-Pro Services S.A. He has been our Strategy and Business Development Vice President since June 2012.

Jesús Guillermo Grande

Mr. Grande graduated with honors from the National University of Tucumán with an engineering degree. He worked in Schlumberger from 1993 to 2012. Over those 20 years, he held operational, managerial and staff positions in Kuwait, Argentina, Brazil, Angola, France and the United States. In his last five years, he served as Director of Human Resources and President of Testing Services. His specialty is management and operations optimization. Mr. Grande has been our Upstream Executive Vice President since January 2013.

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

Senior Management

Our current senior management as of the date of this annual report consists of:

Name	Position
Miguel Galuccio (2)	Chairman, Chief Executive Officer and Director
Daniel González	Chief Financial Officer
Germán Fernández Lahore (1)	Legal Affairs Corporate Vice President
Jesús Grande	Upstream Executive Vice President
Carlos Alfonsi	Downstream Executive Vice President
Fernando Giliberti	Strategy and Business Development Vice President
Vacant	Communication and Institutional Relations Vice President
Fernando Dasso	Human Resources Vice President
Sergio Affronti	Shared Services Vice President
Daniel Palomeque (1)	Quality, Environment, Security and Health Vice President

(1)	Owns less than one percent of our Class D shares as of March 8, 2016.
(2)	On March 9, 2016 our Chairman and CEO Miguel Galuccio announced that he will step down at the end of his term, which ends at our next annual shareholders meeting, expected to be held in April 2016. See “––Board of Directors” above.

In addition to the above, the Company recently announced the creation of a new Gas and Energy Vice-President position for our gas and energy activities. Mr. Marcos Browne has been appointed to this position. Mr. Browne obtained his degree in industrial engineering from the Buenos Aires Institute of Technology (“IBTA”). He holds an MBA from Henley Management College in the U.K. and a degree in natural gas management and economics from the College of Petroleum and Energy Studies at the University of Oxford in the U.K. He also holds a specialization in economics of petroleum and natural gas from ITBA and a Management Development Program Certification from IAE Business School. He has held different positions at YPF, including the Head of Supply and Processing of Natural Gas between February 1994 and May 2000. He was the Head of Gas and Liquid Gas Processing business at TGS S.A., a company at which he held various positions between June 2000 and March 2004. He is a founding partner of Endriven S.A. and served as a Director until March 14, 2016. He also served as General Manager of Gas Meridional S.A., General Manager of C3Plus S.A. and President of Fuels Meridional S.A.

In addition to the members of our senior management for whom outside business interests and experience were described above, we include the following:

Germán Fernandez Lahore

Mr. Fernández Lahore joined the Oil Affairs Management of YPF in February 2002. Prior to that, he worked as an attorney at Beccar Varela and as a foreign associate at Haynes and Boone, LLP in Dallas, Texas. He earned his law degree from UBA and participated in the Academy for American and International Law. As a Chevening scholar, he earned a master’s degree in Natural Resources Law and Policy from the University of Dundee, Scotland, United Kingdom. He obtained a postgraduate degree in tax law from the Austral University, Argentina. He completed the management development program at IAE. He is a member of the Academic Council of Argentine Journal of Energy, Hydrocarbons and Mining Law (Revista Argentina de Derecho de la Energía, Hidrocarburos y Minería). His areas of expertise include Oil, Natural Gas and Mining Law and Natural Resource Taxation and Financing. Among other positions held, he served as YPF Upstream Legal Affairs Manager. He currently serves as our Legal Affairs Corporate Vice President.

Daniel Palomeque

Mr. Palomeque graduated with a degree in Chemical Engineering from UNLP and obtained a master degree in Environmental Engineering from the Technological University of La Plata (“UTN”). He has also studied at the Massachusetts Institute of Technology. He began his career at YPF in 1980 in the area of lubricants at the La Plata refinery in various positions until his appointment as Planning Manager in 1998 and Latin America. Planning Director in 2000. He was promoted as Director of the Lujan Industrial Complex Cuyo in 2002 and in 2005 was appointed Director of the Industrial Complex in La Plata. He was also our Executive Manager Refining, and he is Chairman of the Argentine Institute of Oil and Gas of La Plata and professor at the UTN and UNLP. He has been our Quality, Environment, Security and Health Vice President since June 2014.

The Audit Committee

The information provided below describes the composition and responsibilities of our Audit Committee.

Composition and responsibilities of our Audit Committee

The Stock Market Law as defined in “Item 9. The Offer and Listing Argentine Securities Market” and Resolution No. 622/2013 of the Argentina National Securities Commission (Comision Nacional de Valores)(“the CNV”), require that Argentine public companies appoint an audit committee (comité de auditoría) composed of at least three members of the Board of Directors. The by-laws must set forth the composition and regulations for the operation of the Audit Committee. A majority of the members of the Audit Committee must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee.”

The Board of Directors of the Company, at its meeting held on December, 22, 2015, appointed, the current members of the Audit Committee, who as of the date of this filing are: president Carlos Felices, members Miguel Angel Gutiérrez and Daniel Gustavo Montamat. Additionally, Mr. Felices was determined by our Board of Directors to be an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

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

Activities of the Audit Committee

The Audit Committee, which pursuant to its regulations shall meet as many times as needed and at least once every quarter, held twelve meetings between March 2015 and March 2016.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Audit Committee periodically reviews economic and financial information relating to us, supervises the internal financial control systems and oversees the independence of the external auditors.

Economic and financial information

With the assessment of the CFO and considering the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors. The Audit Committee reviewed our consolidated financial statements as of and for the year ended December 31, 2015, and comparative information, included in our report on Form 6-K submitted to the SEC on March 11, 2016.

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

As of the date of this annual report, and pursuant to the evaluation process described in the paragraph above, the Audit Committee had no objections to the designation of Deloitte & Co. S.A. as our external auditors of the financial statements for the year ended December 31, 2015. In addition, the Audit Committee at its meeting in March 2016, as a result of the evaluation process outlined in the preceding paragraph, had no objections to the designation of Deloitte & Co. S.A. as our external auditors for the year ended December 31, 2016, which will be treated in a general shareholders’ meeting to be held this year.

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

As of the date of this annual report, Directors Gustavo Alejandro Nagel, Néstor José Di Pierro, Juan Franco Donnini, Enrique Andrés Vaquié, Nicolás Alfredo Trotta, Carlos Felices, Miguel Ángel Gutiérrez, Daniel Gustavo Montamat, Fabián Rodriguez Simón and Emilio José Apud, and Alternate Directors Luis Gustavo Villegas, Lucio Mario Tamburo and Pedro Martín Kerchner Tomba qualified as independent members of our Board of Directors under the above-described criteria.

Disclosure Committee

Composition and responsibilities of our Disclosure Committee

In February 2003, we created a Disclosure Committee to:

•	monitor overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

•	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or which is generally released to the markets;

•	direct, establish and maintain internal control systems that are adequate and efficient to ensure that our financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by us, are accurate, reliable and clear;

•	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed;

•	assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus” —SEC Release number 33-8124), in relation to the support for the certifications by our Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by us of adequate procedures and controls for the generation of the information to be included in our annual reports on Form 20-F, and other information of a financial nature;

•	take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance by us of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the CNV and other regulators of the stock markets on which our stock is traded; and

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

As of the date of this annual report, the Disclosure Committee was composed of the following persons:

Name	Position
Miguel Galuccio (1)	Chairman, Chief Executive Officer and Director
Daniel González	Chief Financial Officer and President of the Disclosure Committee
Germán Fernández Lahore	Legal Affairs Corporate Vice President and Secretary of the Disclosure Committee
Jesús Grande	Upstream Executive Vice President
Daniel Palomeque	Quality, Environment, Security and Health Vice President
Carlos Alfonsi	Downstream Executive Vice President
Fernando Giliberti	Strategy and Business Development Vice President
Vacant	Communication and Institutional Relations Vice President
Fernando Dasso	Human Resources Vice President
Javier Fevre	Internal Auditor
Javier Sanagua	Reserves Auditor

(1)	On March 9, 2016 our Chairman and CEO Miguel Galuccio announced that he will step down at the end of his term, which ends at our next annual shareholders meeting, expected to be held in April 2016. See “––Board of Directors” above.

Recently, the Company announced the creation of a new Gas and Energy Vice-President position for our gas and energy activities. Mr. Marcos Browne has been appointed to this position. See “––Senior Management” above.

In addition to the members of our senior management for whom outside business interests and experience were described above, we include the following:

Javier Sanagua

Mr. Sanagua obtained a degree in geology from the National University of Tucumán with postgraduate studies at the management executive development program from the IAE at Austral University. Following positions as a university teacher and researcher. He joined YPF in 1996. Over 18 years of experience, he held positions in different areas such as Reservoir, Development, Exploration and Production. Also, he was District Chief, Manager of the Los Perales area, Manager of the Economic Unit from Cañadón Seco, province of Chubut, and after that, Director of Business Unit in Mendoza. He has been our Reserves Auditor since February 2013.

Javier Fevre

Mr. Fèvre obtained a certified public accountant degree from UADE. He has served as Auditor at the General Auditor Office, and as Advisor to the Deputy General Syndic at the Argentine Office of the General Comptroller. He was also Assistant Internal Auditor at the Ministry of Foreign Affairs, International Trade and Worship and General Coordinator of Internal Audit at Aerolíneas Argentinas S.A. He has been our Internal Auditor since September 2012.

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

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nomination committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not required as mandatory, but are recommended by the CNV under CNV’s General Resolution No. 622/13. The Company follows the CNV’s recommendation and has a Compensation Committee, established by the Board of Directors under the option provided in Article 17 clause (xii) of the Company’s by-laws, which currently is composed of Directors Miguel Galuccio, Carlos Alberto Felices, Miguel Ángel Gutiérrez, Fabián Jorge Rodríguez Simón and Fernando Dasso. Miguel Galuccio and Fernando Dasso are not independent. As a result of the foregoing, most of the members of the Compensation Committee are independent.

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

For the year ended December 31, 2015 the aggregate compensation accrued to the members of the Board of Directors and YPF’s executive officers for services in all capacities was Ps. 208.9 million, without including social security payments made by the Company as required by law, including Ps. 45.7 million in the form of an equity compensation plan, pension, retirement or similar benefits that YPF provides to members of its Board of Directors and executive officers and including Ps. 2.7 million in compensation paid to the members of the Supervisory Committee. During 2015, YPF’s performance-based compensation programs included a performance bonus program for approximately 6,700 non-unionized YPF employees and 9,000 unionized YPF employees. This bonus program is intended to motivate and reward individuals for annual achievement of business objectives. The program provided for cash to be paid to its participants based on a measurable and specific set of objectives under YPF’s Management by Objectives program and the results of the review of individual performance. The participation of each eligible employee in the bonus plan ranged from 6% to 50% of such employee’s annual base salary.

In 2015, our Shareholders’ Meeting, as proposed by our Board of Directors, approved the creation of a voluntary reserve of Ps. 120 million to be set aside to fulfill our long-term incentive plan which contemplates compensation in shares for certain employees. To that end, the Company purchased its own shares in accordance with Section 64 et seq. of Law No. 26,831. For additional information see Note 1.b.10.iii to our Audited Consolidated Financial Statements. The share-based benefit plan: (i) encourages the alignment of performance of key personnel with the objectives of the strategic plan of the company, (ii) generates a clear and direct link between the creation of shareholder value and compensation of key personnel, rewarding them for achieving long-term results reflected in share price and (iii) assists in the retention of key personnel in the organization.

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

The by-laws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the by-laws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote of the members in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” In 2015, the aggregate compensation paid to the members of the Supervisory Committee was Ps. 2.7 million.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Age	Member Since	Term Expires
Gustavo Adolfo Mazzoni	A	64	2015	2016	(*)
Guillermo Cadirola	D	40	2015	2016	(*)
Enrique A. Fila	D	56	2015	2016	(*)
Raquel Inés Orozco (alternate member)	A	60	2015	2016	(*)
Cecilia Carabelli (alternate member)	D	45	2015	2016	(*)

(*)	Members of our Supervisory Committee are appointed in connection with a fiscal year. Our shareholders, in the ordinary and extraordinary general shareholders’ meeting held on April 30, 2015 appointed the members of our Supervisory Committee for fiscal year 2015.

Gustavo Adolfo Mazzoni

Mr. Mazzoni earned a certified public accountant degree and a postgraduate degree in finance from UBA. He also earned a degree in social psychology from the Pichon Riviere School of Psychology. Among other positions, he previously worked as a senior auditor for Price Waterhouse & Co., and the Argentine National Office of the Comptroller General, supervising private companies and different national ministries, including Justice, Labor, Health and Social Development, among others. He is currently the statutory auditor of several companies such as Aerolíneas Argentinas S.A., Austral S.A., Optar S.A., Centro de Ensayos de Alta Tecnología S.A., among others.

Guillermo Leandro Cadirola

Mr. Cadirola earned his degree as a certified public accountant from UBA, and has a master’s degree in Economics and Business Administration from the IESE Business School in Barcelona, Spain. Currently, he is a member of the Argentine National Office of the Comptroller General, performing duties as statutory auditor at Administración General de Puertos S.E., ADIF S.E., All Central S.A. and All Mesopotámica S.A., among other public companies. He has extensive experience with the management of different multinational companies in the areas of operations, purchasing and finance.

Enrique Alfredo Fila

Mr. Fila earned a certified public accountant degree from the University of La Plata. Among other positions, previously he was a councilor in the City of La Plata, an advisor to the mayor of La Plata, and a consultant to the Argentine National Ministry of Social Development between 2008 and 2009. Currently, he is member of the Supervisory Committee of Tandanor S.A.I.C. y N., Aeropuertos Argentina 2000 S.A., Distribuidora de Gas Cuyana S.A., Radio y Television Argentina S.E., Veng S.A. and YPF Gas S.A., and alternate member of the Supervisory Committee of Nación A.F.J.P. S.A., Servicios de Radio y Televisión de la Universidad Nacional de Córdoba S.A., Empresa de Transporte de Energía Eléctrica Por Distribución Troncal de la Provincia de Buenos Aires S.A., Compañía de Transporte de Energía Eléctrica S.A., Compañía Inversora de Trasmisión Eléctrica S.A., Telam S.E., and Sociedad del Estado Casa de Moneda.

Raquel Inés Orozco

Ms. Orozco obtained a law degree from UBA. Currently, she is member of the Supervisory Committee at the following companies: Central Térmica Guemes S.A., Telam S.E., Ubatec S.A., Inder S.E. (e.I), Foncap S.A., LT10 Radio Universidad del Litoral S.A., and alternate member of the Supervisory Committee at Loteria Nacional S.E.

Cecilia Leonor Carabelli

Ms. Carabelli has a law degree from the School of Law and Social Science of UBA. She completed postgraduate studies in Governmental Control at the Economics School of UBA. Among other positions she previously worked for the legal affairs Direction of the National Social Security Administration, in the Secretary of Social Development, she was also head of a Senators’ Bureau at the Argentine National Senate, and she served as Member of the Administration Committee to the Fiduciary Fund for Mortgage Debtors, representing the Argentine National Ministry of Economy and Finance. She worked as Manager on behalf of the National Social Security Administration for the Federal Projects “Anses I and Anses II,” financed partly by the World Bank. Currently, she is a member of the Argentine National Office of the Comptroller General, and is member of the Supervisory Committee of SIDERAR SACI (since 2001) and Nación Fideicomisos S.A.

Employee Matters

Our total workforce consists of permanent and temporary employees. As of December 31, 2013, 2014 and 2015, we had 17,747, 22,032 and 22,025 employees, respectively. In 2015, this included 10,192 employees in the Downstream business segment, 4,443 employees in the Upstream business segment, and 7,390 employees in the Corporate and Other business segments. We had 2,608 temporary employees in 2015. The most significant variations in 2015 included an increase in the Upstream business of 225 employees and the increase of 96 employees in OPESSA as a result of natural rotation of oil station personnel. In addition, a decrease of 125 employees as a result of the merging process of staff units in YSUR (2015 acquisition of Apache Group in Argentina), a part of the Upstream business, and A-Evangelista S.A., which is part of the Corporate and Other business segments, decreased during 2015 by approximately 423 employees (411 of which are temporary labor contracts to prevent further claims which is standard in construction hires) mostly dedicated to the final stage of the coke unit at our refinery in La Plata. Approximately 40% of our employees are represented by the Federation of Oil Workers Union (“SUPeH”) that negotiates labor agreements and salaries that apply to YPF and OPESSA unionized employees. SUPeH is continually negotiating with us, and we maintain a good level of communication. In general, requests of labor unions related to the petrochemical industry were consistent with general wage increases given by the General Unions Confederation.

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

As part of its privatization, YPF restructured its internal organization and significantly reduced the number of its employees. YPF reduced its work force from over 51,000 employees (including approximately 15,000 personnel under contract) as of December 31, 1990 to approximately 7,500 at December 31, 1993. YPF paid to the employees affected by these reductions the termination payments required under Argentine labor laws that amounted to Ps. 686 million. A substantial majority of lawsuits that originated as a consequence of this restructuring process have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal and various job-related illnesses, injuries, typically seeking unspecified relief.

As of December 31, 2015, YPF was a party in approximately 1,243 labor lawsuits that relate to events or acts that took place after December 31, 1990. The outcome of said lawsuits depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases. However, based on the number and character of the lawsuits already commenced, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

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

As of December 31, 2015, there were also approximately 49,000 third-party employees under contract, mostly with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of December 31, 2015.

Employees by Business Units
Upstream	4,443
Downstream	10,192
Refining and Marketing	8,765
Chemicals	39
Natural gas distribution and Electricity Generation(1)	1,388
Corporate and Other(2)	7,390

Total YPF	22,025

(1)	Includes 1,303 employees of Metrogas S.A. and its subsidiaries
(2)	Includes 5,437 employees of A-Evangelista S.A. and its subsidiaries.

The following table provides a breakdown of our employees by geographic locations.

Employees by geographic location
Argentina	21,852
Rest of South America	146
United States	27

Total YPF	22,025

ITEM 7.	Major Shareholders and Related Party Transactions

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

As of the date of this annual report, the transfer of the shares subject to expropriation between the National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States is still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.”

The following table sets forth information relating to the beneficial ownership of our shares as of March 9, 2016:

	Number of shares	(%)
National State - Ministry of Energy and Mining (1)	200,589,525	51.000%
Public (2)(3)	171,545,458	43.621%
Slim Family (4)	21,126,000	5.372%
Argentine federal and provincial governments (5)	11,388	0.003%
Employee fund (6)	40,422	0.010%

(1)	The expropriated Class D shares, which represent 51% of our share capital, and which now are owned by the Republic of Argentina will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. The completion of this assignment is pending. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government which will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law,” “Decree 13/2015” and “Decree 272/2015.”
(2)	According to data provided by The Bank of New York Mellon, as of March 9, 2016.
(3)	According to data provided by The Bank of New York Mellon, as of March 9, 2016, there were 172,078,241 ADSs outstanding and 54 holders of record of ADSs. Such ADSs represented approximately 44 % of the total number of issued and outstanding Class D shares as of such date.
(4)	According to Schedule 13G filed with the SEC on February 16, 2016. “Slim Family” consists of Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit through Inmobiliaria Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V.
(5)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively.
(6)	Reflects the ownership of 40,422 Class C shares.

Related Party Transactions

All material transactions and balances with related parties as of December 31, 2015 are set forth in Note 6 to the Audited Consolidated Financial Statements. The main related party transactions were our sales of refined and other products to certain joint ventures and affiliates (which amounted to Ps. 3,596 million in 2015), our purchase of petroleum and other products that we do not produce ourselves from certain joint ventures and affiliates (which amounted to Ps. 1,773 million in 2015), all this in addition to what is mentioned in the following paragraphs.

In addition, the Expropriation Law was passed by the Argentine congress, which was ruled by Decree No. 660 of the National Executive Office. Among other matters this Law declares of public interest and subject to expropriation 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol and its controlled or controlling entities. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law.” Consequently, since the passage on May 3, 2012 of the Expropriation Law, the federal government is a related party of the Company. Consequently, and in addition to transactions mentioned in paragraph above, we are party to numerous agreements with the federal government, as well as with certain agencies or institutions dependent on such governments and stated-owned companies.

The information disclosed in Note 6 to the Audited Consolidated Financial Statements disclose the balances with joint ventures and affiliated companies as of December 31, 2015, December 31, 2014 and December 31, 2013, and transactions with the aforementioned parties for the twelve-month periods ended December 31, 2015, 2014 and 2013. Additionally, the balances and transactions held with the entities within the Repsol group are included until the date the conditions required to be considered as related parties were met. Information regarding major transactions with government entities are also described in Note 6 to the Audited Consolidated Financial Statements.

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

Accrued, probable contingencies

Accruals totaling Ps. 8,495 million net of Ps. 2.029 million corresponding to YPF Holdings, Ps. 6,513 million and Ps. 4,674 million as of December 31, 2015, 2014 and 2013, respectively, have been provided in connection with contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount accrued reflects management’s reasonable estimate, based on the information available as of the date of the issuance of the accompanying Financial Statements, of the probable outcome of the above-mentioned contingencies. The most significant legal proceedings and claims accrued are described in the following paragraphs.

Alleged defaults under natural gas supply contracts. Since 2004, the Argentine Secretariat of Energy and the Undersecretariat of Fuels, through Rule No. 27/04, Resolutions No. 265/04, 659/04, 752/05, 1329/06 and 599/07, have on various occasions instructed us to supply certain quantities of natural gas to the Argentine domestic market, in each case notwithstanding the lack of a contractual commitment on our part to do so. In addition, the Argentine government has, at various times since 2004, including ENARGAS Resolution No. 1410/10, imposed direct volume limitations on natural gas exports in different ways. On January 5, 2012, the Official Gazette published Resolution SE No. 172 which temporarily extends the allocation rules and other criteria established by Resolution No. 599/07. As a result of these measures, from 2004 to the present we have been required in many instances to partially or fully suspend natural gas export deliveries that are contemplated by our contracts with export customers. See “Item 4. Information on the Company—Exploration and Production—Delivery commitments—Natural gas supply contracts” for additional information on the restrictions affecting contracted volumes.

We appealed these measures, but, pending favorable final resolution of such appeals, we have been obliged to comply in order to avoid greater losses to us and our export customers that could be occasioned by the revocation of our export permits or other penalties. We informed our natural gas export customers of our position that these governmental measures constitute an event of force majeure that releases us from any contractual or extra-contractual liability deriving from the failure to deliver the agreed upon volumes of gas. Some of our customers have rejected our position and a number of them have sought damages and/or penalties for breach of supply commitments under a contractual “deliver or pay” clause and/or preserving their rights for future claims related to these matters.

On June 25, 2008, AES Uruguaiana Emprendimientos S.A. (“AESU”) claimed damages in a total amount of U.S.$28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 through June 25, 2008. AESU also claimed an additional amount of U.S.$2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has contested both claims. On September 15, 2008, AESU notified YPF of the interruption of the fulfillment of its commitments alleging delay and breach of YPF obligations. YPF has contested the arguments of this notification. On December 4, 2008, YPF notified AESU that the force majeure conditions had ceased and, pursuant to the contract in force, it would suspend its delivery commitments due to the repeated breaches of AESU’s obligations. AESU has contested this notification. On December 30, 2008, AESU contested YPF’s right to suspend its natural gas deliveries and on March 20, 2009, notified YPF of the termination of the contract. On March 20, 2009 AESU formally notified YPF of the termination of the contract. On April 6, 2009, YPF initiated an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date YPF was notified by the ICC of an arbitration process initiated by AESU and Sulgás against YPF in which they claim, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of “deliver or pay” penalties mentioned above, all of which totaled approximately U.S.$1,052 million.

Additionally, YPF was notified of an arbitration process brought by TGM at the ICC, claiming YPF owed approximately U.S.$10 million plus interest up to the date of effective payment in connection with the payment of invoices related to a gas transportation contract entered into in September 1998 between YPF and TGM, associated with the aforementioned natural gas exportation contract signed with AESU. On April 8, 2009, YPF requested that this claim be denied and counterclaimed for the termination of the natural gas transportation contract based on its rights upon the termination by AESU and Sulgás of the related natural gas export contract. In turn, YPF initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, who requested the full denial of YPF’s claims and introduced a counterclaim against YPF asking the arbitration tribunal to compel YPF to compensate TGM for all present and future damages suffered by TGM due to the termination of the gas transportation contract and the memorandum of agreement dated October 2, 1998 by which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion. TGM also requested the panel hold AESU-Sulgás – if it finds that the termination of the Gas Contract occurred due to the breach of AESU or Sulgás—jointly and severally liable to indemnify TGM for all damages caused by such termination. Additionally, on July 10, 2009, TGM increased the amount of its claim to U.S.$17 million and claimed an additional amount of approximately U.S.$366 million for loss of profits, both contested by YPF.

On April 6, 2011, the arbitration tribunal appointed in the “YPF vs. AESU” arbitration sustained YPF’s motion, and consolidated all the related arbitrations (“AESU vs. YPF,” “TGM vs. YPF” and “YPF vs. AESU”) into the “YPF vs. AESU” arbitration.

On May 24, 2013 YPF was notified of the partial award decreed by a majority in the “YPF vs. AESU and TGM” arbitration whereby YPF was held responsible for the termination in 2009 of the natural gas export and transportation contracts signed with AESU and TGM. The award only determined the liability of the parties, leaving the determination of the damages that could exist subject to the subsequent proceedings before the same tribunal. Moreover, the tribunal rejected the admissibility of “deliver or pay” claims asserted by Sulgás and AESU for the years 2007 and 2008 for U.S.$28 million and for the year 2006 for U.S.$2.4 million.

On May 31, 2013, YPF filed with the arbitration tribunal a writ of nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed an appeal with the National Court of Appeals in commercial matters.

On July 29, 2013, the arbitration tribunal rejected the nullity request and suspended the arbitration proceedings until September 30, 2013. On October 17, 2013 the arbitration tribunal resumed the proceedings and established a proceeding schedule to be held during 2014, during which the reports of the experts proposed by the parties occurred.

On October 23, 2013 the National Court of Appeals in commercial matters declared its jurisdictional incompetency and reassigned the nullity request to the National Court of Appeals in the Federal Contentious Administrative Tribunal. On December 16, 2013, the intervening official issued its opinion in favor of the competence of this court.

On December 27, 2013, the Federal Court of Appeals in administrative litigation matters granted the reconsideration motion from denial on appeal, then sustained the appeal for procedural violations and stayed relief pending the arbitration process. In addition, the court granted, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the advance of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending.

On January 10, 2014, YPF was served with (i) the complaint for damages filed by AESU with the arbitration tribunal claiming a total amount of U.S.$815.5 million and (ii) the complaint for damages filed by TGM with the arbitration tribunal claiming a total amount of U.S.$362.6 million. On April 25, 2014, YPF filed a reply to the complaint for damages with the arbitration tribunal, contesting the amounts claimed by TGM and AESU and alleging that the amounts were incorrect due to errors in the technical valuations. On July 8, 2014, TGM filed an answer to the reply, to which YPF in turn replied on September 23, 2014 with a second answer.

On October 7, 2014, the Argentine Federal Court of Appeals ordered a suspension of the second stage of arbitration until it issues a final decision on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 31, 2014, the arbitration tribunal suspended the arbitration process until February 2, 2015. On April 24, 2015, the arbitral panel resumed the proceedings and invited the parties to consult with each other regarding the continuation of the arbitration and to provide a joint or individual report on next steps. YPF notified the Federal Contentious Administrative Tribunal of the decision on April 27, 2015 given that the order to suspend the arbitration proceedings was in effect. On July 2, 2015 the arbitration tribunal ordered hearings for the second stage of arbitration to take place on November 16 and 17 of 2015. YPF notified the Federal Court of Appeals of the decision on July 13, 2015. Although the Federal Court of Appeals ordered the suspension of the second stage of the arbitration, the hearings proceeded without the presence of TGM and YPF. On December 23, 2015, the National Court of Appeals in the Federal Contentious Administrative Tribunal granted the nullity request and vacated the partial arbitral award. On the same date, YPF notified the arbitration tribunal of the decision and requested the termination of the arbitration proceeding. On February 3, 2016 TGM filed an extraordinary appeal against the National Court of Appeals ruling to the Supreme Court of Justice. On February 2, 2016 AESU and Sulgas filed a nullity request against the National Court of Appeals ruling. On February 23, 2016 the National Court of Appeals rejected AESU and Sulgas nullity request “in limine.”

AESU petitioned the Uruguayan courts to nullify the rulings of the arbitration tribunal regarding the suspension of the arbitration process and injunction preventing YPF from attempting to halt the arbitration process. AESU has attempted to serve notice of the rulings of the Uruguayan courts, and YPF opposed this notice due to formal defects and the lack of jurisdiction of the Uruguayan courts in this matter. The Argentine Federal Court of Appeals notified the Uruguayan courts. On July 16, 2015 the Federal Contentious Administrative Tribunal 3 rejected one of the judicial petitions through which AESU tried to serve the nullity petition of the Arbitration Tribunal that declared the suspension of the Arbitration. On September 4, 2015 AESU requested an appeal. On December 23, 2015 the National Court of Appeals in the Federal Contentious Administrative Tribunal rejected the appeal and confirmed the resolution of the lower court.

Considering the information available as of the date of issuance of the accompanying financial statements, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the partial award, YPF has accrued its best estimate with respect to the amount of the claims.

In addition, YPF is subject to certain claims related to transportation fees and charges associated with transportation services under contracts associated with natural gas exports. Transportadora de Gas del Norte S.A. (“TGN”), one of the parties to these contracts, initiated mediation proceedings with us in order to determine the merits of its claim. The mediation proceedings did not result in an agreement and, on March 12, 2010, YPF was notified of the lawsuit filed by TGN claiming the fulfillment of contractual obligations and the payment of unpaid invoices while reserving the right to claim for damages. TGN subsequently claimed the alleged related damages in a notice addressed to the Company in November 2011. On April 3, 2013, YPF was notified of the lawsuit filed by TGN claiming damages. The total amount claimed by TGN amounts to approximately U.S.$207 million. Additionally, the plaintiff notified us that it was terminating the contract, claiming YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. The Federal Court of Appeals in civil and commercial matters has ruled in favor of the jurisdiction of the federal civil and commercial courts (and against the jurisdiction of ENARGAS) to resolve this matter. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, Nación Fideicomisos S.A. (“NAFISA”) filed a complaint against YPF before ENARGAS, under Article 66 of Law No. 24,076, claiming the payment of Ps.339 million in relation to payments of applicable fees for natural gas transportation services to Uruguaiana relating to the transportation invoices claimed by TGN. On February 8, 2012, we answered the claim raising ENARGAS’s lack of jurisdiction as we did in the proceeding against TGN, in consolidation with the trial “TGN / YPF”, and rejecting the claim based on the theory of legal impossibility. On the same date, a similar order of confirmation was also submitted in the “TGN / YPF” matter. On April 12, 2012, ENARGAS ruled in favor of NAFISA.

On May 12, 2012, YPF filed an appeal against such ruling to the National Court of Appeals in the Federal Contentious Administrative Tribunal. On November 11, 2013 the National Court of Appeals in the Federal Contentious Administrative Tribunal ruled in favor of NAFISA. On November 19, 2013, YPF filed an ordinary appeal against such ruling to the Supreme Court of Justice. On November 27, 2013 YPF filed an extraordinary appeal against such ruling to the Supreme Court of Justice. In the opinion of YPF’s management, the matters referred to above will not have a material adverse effect on the Company’s results of operations. On September 29, 2015, the Supreme Court of Justice overruled the National Court of Appeals in the Federal Contentious Administrative Tribunal holding that ENARGAS has no jurisdiction in order to hear NAFISA’s claim.

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

In connection with the above, on April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN for the transport of natural gas in connection with the natural gas export contract entered with AESU and other parties. The complaint is based on the termination of the referenced natural gas export contract and the legal impossibility of assigning the transportation contract to other shippers because of certain changes in law in effect since 2002; as a second matter, the legal impossibility for TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004; and as a third matter, the Teoría de la Imprevisión (hardship provision under Article 1198 of the Argentine Civil Code) available under Argentine law when extraordinary events render a party’s obligations excessively burdensome.

On April 3, 2013, the complaint for damages brought by TGN was filed, whereby TGN claimed YPF should pay the amount of U.S.$ 142 million, plus interests and legal fees for the termination of the transportation contract, and that YPF would have 30 days to file and answer thereto. On May 31, 2013, YPF answered the claim requesting the dismissal thereof. On April 3, 2014, the evidence production period commenced for a 40-day lapse, and the court notified the parties that they shall submit a copy of evidence offered by them to create exhibit binder. As of the date of these annual report, evidence offered by the parties is being produced.

La Plata and Quilmes environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata refinery filed claims for the remediation of alleged environmental damages in the peripheral water channels of the refinery and for payment related to contamination and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization. We notified the National Executive Office that there is a chance that the tribunal may find us responsible for the damages. In such event, due to the indemnity provided by Privatization Law (Law No. 24,145) and in accordance with that law, we should be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

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

On December 17, 1999, a group of 37 claimants who resided near La Plata refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring. On August 11, 2011, the judge ruled against YPF and the Argentine government requiring us to pay approximately Ps. 3.5 million plus interest. The Court of Appeals confirmed the lower court judge’s ruling and ordered YPF to file an improvement plan to reduce gaseous emissions produced by the refinery. YPF filed an appeal before the Supreme Court but it was rejected on March 2013. Subsequently, the Judge ordered YPF to file an improvement plan, which YPF filed on March 2013. The plan was analyzed by court experts, who presented their report. YPF was served and presented a request for clarification. The court approved the improvement plan on June 25, 2013. On March 17, 2015, the court requested YPF to provide certain information on the plan and stated it would be premature to start a monitoring program.

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

Quilmes claims. We have been notified of several claims filed by neighbors living near the riverside in Quilmes, in the province of Buenos Aires, as a consequence of a leak related to the La Plata – Dock Sud pipeline, which occurred in 1988 as third parties damaged and stole fuel from the pipeline, which was then repaired by Yacimientos Petrolíferos Fiscales.

One of the claims has been filed by a group of people that allegedly live in this area and have requested the remediation of environmental damages and the payment of approximately Ps. 47 million plus interest as compensation for alleged personal damages for hydrocarbons exposure. We have answered the complaint requesting its rejection and impleading the Argentine government. We have also notified the Argentine government of the existence of this claim and that we plan to request that it hold us harmless and indemnify us against any liability derived from this lawsuit, as provided by the Privatization Law. The Argentine government, through an administrative decision, has denied any responsibility to indemnify us for this matter; therefore, we have sued the Argentine government to obtain a declaratory judgment declaring this administrative decision null and void. Such declaratory judgment is still pending. On December 18, 2014 the Argentine government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning.

There are 24 other judicial claims that have been brought against us based on similar allegations, amounting to approximately Ps. 19 million. Additionally, we are aware of the existence of other actions brought against us that have not yet been served and which are based on similar allegations. As of the date of this annual report, a remediation plan is being performed in the affected area, under the supervision of the environmental authority of the province of Buenos Aires.

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection (the “DEP”) and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings-Operations in the United States.” YPF International S.A. and Maxus International Energy Company were added to the claim in 2010. For detailed information about this legal proceeding, see “YPF Holdings—Passaic River/Newark Bay, New Jersey—New Jersey—litigation with DEP.”

Tax claims. We have received several claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant, and which have been accrued based on the best information available as of the date of the issuance of the accompanying financial statements.

Users and Consumers Union Association claim. The Users and Consumers Union Association is seeking reimbursement of allegedly excessive prices charged to bulk LPG consumers between 1993 and 2001. The original claim was against Repsol YPF but has been extended to YPF. The claim is for a sum of Ps. 91.2 million for the period 1993 to 1997 (this sum, in current pesos, would amount to approximately Ps. 502 million), together with an undetermined amount for the period 1997 to 2001. We invoked the statute of limitations, since the applicable two-year statute of limitations had already elapsed.

On December 28, 2015, the Court of First Instance ruled partially in favor of the plaintiffs. The court ordered YPF to remit Ps. 98.2 million plus interest to the National Secretariat of Energy into the trust fund created by Law No. 26,020. This amount pertains to the claims for the period 1993 through 1997. Determination of the final amount is pending a subsequent settlement stage.

The court ruled against the plaintiffs in respect of their claim for damages from 1997 to 2001. YPF appealed the decision. As of December 31, 2015, YPF has provisioned approximately Ps. 503 million plus trial costs for these matters.

Non-accrued, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we are subject to several labor, civil, commercial and environmental claims in respect of which, we have not provided any accrual since management, based on the evidence available to the date of issuance of the accompanying financial statements and in consultation with our external counsel, have considered them to be possible contingencies.

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

On December 30, 2014 the Supreme Court issued two interlocutory judgments. In the first judgment, it supported the claim of the Provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

In the second judgment, the court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request. Additionally, it should be noted that the Company is aware of three other legal claims that have been brought by ASSUPA against:

i)	Concessionaire companies in the San Jorge Gulf basin areas: YPF received a notification which was declared invalid because of formalities that were not followed. As a result, the terms of the procedure were suspended;

ii)	Concessionaire companies in the Austral basin areas: In this case, a highly expedited action has been ordered. A precautionary measure has also been ordered to inform different entities about the existence of the trial and the defendants may provide certain information, a decision already appealed by YPF, which has not been ruled on by the Appellate Court. On November 3, 2015, YPF was served with the complaint. Currently, the reply period is suspended at YPF’s request.

iii)	Concessionaire companies in the Northwest basin areas: On December 1, 2014, YPF was notified of the complaint. Currently, the reply period is suspended at YPF’s request. In addition, Pan American Energy peremptorily challenged the intervening judge, and as a result the case was referred to the Federal Court No. 2 of Salta.

Dock Sud environmental claim. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, in the province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.,” and (ii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages.” In the Mendoza lawsuit before the Argentine Supreme Court, the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) were sued. The plaintiffs have requested unspecified compensation for collective environmental damage to the Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The Argentine Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages, and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and the Federal Environmental Council submit a plan with environmental objectives. We answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims prior to January 1, 1991, according to the Privatization Law and Decree No. 546/1993. In July 2008, the Argentine Supreme Court decided that the Basin Authority (Law 26,168) (“ACUMAR”) will be in charge of performing a remediation plan as well as taking preventive measures in the area. The Argentine government, as well as the province and City of Buenos Aires, will be responsible for the performance of these measures. It also declared the exclusive competence of the First Instance Federal Court in Quilmes to hear any claims or disputes arising out of the remediation plan or the preventive measures and determined that any future action seeking the environmental remediation of the basin will be dismissed (litis pendentia). We have been notified of certain resolutions issued by ACUMAR, pursuant to which we are required to submit a Restructuring Industrial Plan regarding certain of our facilities. While we have appealed such resolutions, we have submitted to the relevant authority a Restructuring Industrial Plan. Additionally, the Argentine Supreme Court declared that it will determine whether and how much liability is to be borne by the parties involved. In the Cicero lawsuit, the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims prior to January 1, 1991, according to the Privatization Law and Decree No. 546/1993.

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

In addition, on January 11, 2012, the Argentine Secretary of Transport filed with the CNDC a complaint against five oil companies (including YPF) for alleged abuse of a dominant position regarding bulk sales of diesel to public bus transportation companies. The alleged conduct consists of selling bulk diesel to public bus transportation companies at prices higher than the price charged in service stations. According to the provisions of Article 29 of the Antitrust Protection Law, YPF has submitted the corresponding explanations to the CNDC, questioning certain formal aspects of the complaint, and arguing that YPF has acted at all times in conformity with current regulations and that it did not engage in any discrimination or abuse in determining prices.

On January 26, 2012, the Argentine Secretariat of Domestic Commerce issued Resolution No. 6/2012 whereby (i) each of these five oil companies was ordered to sell diesel to public bus transportation companies at a price no higher than the retail price charged by its service station located, in general terms, nearest to the place of delivery of diesel to each such transportation company, while maintaining both historic volumes and delivery conditions; and (ii) it created a price monitoring scheme of both the retail and the bulk markets to be implemented by the CNDC. YPF has challenged this Resolution and requested a preliminary injunction against its implementation. YPF’s preliminary injunction has been granted and the effects of the Resolution No. 6/2012 have been temporarily suspended, until the appeal is ruled upon. Against that preliminary injunction, the Argentinian government presented an extraordinary federal appeal, which has not yet been served to YPF. On December 9, 2014, the Federal Civil and Commercial Appeals Court has ruled that the case has become moot and that there are no actual consequences for YPF arising from the challenged Resolution, since prices of the diesel to public bus transportation have suffered several variations since the date such Resolution entered into effect.

We are also subject to other claims before the CNDC that are related to alleged price discrimination in the sale of fuels. Our management, based on the evidence available to date and upon the opinion of our external counsel, has considered them to be possible contingencies.

Quilmes and other relevant claims. The Company has been notified of a complaint filed by a group of neighbors of Quilmes, in the province of Buenos Aires, claiming approximately Ps. 421 million in compensation for personal damages.

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. claims. On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (together, “Petersen”) both former shareholders of YPF’s Class D shares, sued the Argentine Republic and YPF in the United States District Court for the Southern District of New York.

The suit is being brought by Petersen’s receiver pursuant to a liquidation proceeding in a Spanish bankruptcy court. The complaint sets forth claims relating to the expropriation of Repsol’s majority interest in YPF by the Argentine Republic in 2012, alleging that it triggered an obligation by the Argentine Republic to make a tender offer to all other YPF shareholders. The claims are based on allegations that the expropriation violated contractual obligations in the prospectus for YPF’s IPO and in YPF’s bylaws and seeks unspecified damages.

The Company believes the lawsuit has no merit and has filed a motion to dismiss the complaint. Petersen has filed an opposition to YPF’s motion. As of the date of this annual report, YPF’s motion remains pending before the court.

Bankruptcy petition by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina: On September 18, 2015, Metrogas became aware of the existence of bankruptcy petitions by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina pending before the National Court of First Instance in Commercial Issues No. 26, Secretariat No. 51, Autonomous City of Buenos Aires. As of the date of this annual report, Metrogas has not received any notification regarding this petition; however, it will vigorously defend its rights.

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

Additional Information

La Plata refinery environmental claims. We are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such cleanup is not practicable, the plaintiff request a compensation of Ps. 500 million or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata refinery on June 29, 1999. Accordingly, we consider that if we are served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most of the damages that do not overlap with the aforementioned claims may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF. The complaint was never served to the Company and the docket is filed.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings, a Delaware corporation and a wholly-owned subsidiary of YPF, and certain of its subsidiaries, including Maxus and Tierra. See “Item 4. Information on the Company—Environmental Matters—YPF Holdings—Operations in the United States” for additional information.

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

As of December 31, 2015, YPF Holdings’ accruals for environmental and other contingencies totaled approximately Ps. 3.821 million. YPF Holdings management believes it has adequately accrued for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, allocation of responsibility among potentially responsible parties, and the possibility of administrative or judicial enforcement actions by authorities, which could result in material additions to such accruals in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions, the signing of participation agreements, or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ accruals for the environmental and other contingencies described below are based solely on available information as of the date of issuance of the accompanying Financial Statements and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the accruals already taken.

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

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which Tierra has conducted testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, the work under the 1994 AOC was substantially subsumed by about 70 companies (including Occidental and TS) of the lower 17-mile portion of the Passaic River (including the portion already studied) pursuant to a 2007 administrative settlement agreement (the “2007 AOC”). The parties to the 2007 AOC are discussing the possibility of further remediation work with the EPA. The entities that have agreed to fund the remedial investigation and feasibility study (“RI/FS”) have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group, consisting of approximately 70 companies is referred to as the Cooperating Parties Group (the “CPG”). The 2007 AOC is being coordinated with a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). On May 29, 2012, Occidental, Maxus and Tierra withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River—Mile 10.9—Removal Action.” However, Occidental remains a respondent to the 2007 AOC and its withdrawal from the CPG does not change its obligations under the aforementioned AOC. The RI/FS concerning the 2007 AOC is expected to be completed in 2016 together with the filing with the EPA by the CPG of a preliminary report containing its recommendation as to preferred remediation. The EPA will have to assess such recommendation and then render an opinion in this connection. This process may take from 12 to 18 months. After an agreement is reached by the CPG and the EPA on preferred remediation, the report will be published for public comment, which will be considered for the purpose of issuing an ROD or final decision on remediation of the RI/FS area (which includes the FFS area described in the ROD).

The EPA’s findings of fact in the 2007 AOC indicate that combined sewer overflow/storm water outfall discharges are an ongoing source of hazardous substances to the Lower Passaic River Study Area (the 17-mile stretch of the Passaic River from the Dundee Dam south to Newark Bay). For this reason, during the first half of 2011, Maxus and Tierra negotiated with the EPA, on behalf of Occidental, a draft Administrative Settlement Agreement and Order on Consent for Combined Sewer Overflow/Storm Water Outfall Investigation (“CSO AOC”), which was signed and became effective in September 2011. Besides providing for a study of combined sewer overflows in the Passaic River, the CSO AOC confirms that there will be no further obligations to be performed under the 1994 AOC. In the second half of 2014, Tierra submitted to the EPA its report (thus completing phase 1) and still expects the EPA’s comments on the proposed work plan. Tierra previously estimated that the total cost to implement the CSO AOC is approximately U.S.$5.0 million and will take approximately two more years to be completed once the EPA authorizes phase 2 (the work plan).

Tierra, acting on behalf of Occidental, is also performing and funding a separate RI/FS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill, and the Kill van Kull pursuant to a 2004 administrative order on consent with the EPA (the “2004 AOC”). The EPA has issued General Notice Letters to a series of additional parties concerning the contamination of Newark Bay and the work being performed by Tierra under the 2004 AOC. In addition, in August 2010, Tierra proposed to the other parties that, for the third stage of the RI/FS undertaken in Newark Bay, the costs be allocated on a per capita basis. As of December 31, 2013, the parties had not agreed to Tierra’s proposal. In July 2014, the EPA advised Tierra that it anticipated at the end of 2014 to propose the means by which Tierra would accomplish the necessary modeling of Newark Bay sediment processes. Although the EPA was considering three alternatives, at December 31, 2015 EPA had not yet laid out a course of action for Tierra. At this time, YPF Holdings lacks sufficient information to determine additional costs, if any, it might have with respect to this matter once the final scope of the phase III is approved, as well as the proposed distribution mentioned above.

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

•	Lister Avenue Removal Action.

In June 2008, the EPA, Occidental, and Tierra entered into an Administrative Order on Consent (“Removal AOC 2008”), pursuant to which Tierra (on behalf of Occidental) will undertake the removal of sediment from a portion of the Passaic River in the vicinity of Chemicals Company’s former Newark, New Jersey facility described above. This action will result in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two phases. The field work on the first phase, which encompassed the removal of 40,000 cubic yards, started in July 2011 and was substantially completed in the fourth quarter of 2012. The EPA inspection was held in January 2013 and Tierra received written confirmation of completion in March 2013. The second phase, which will encompass the removal of approximately 160,000 cubic yards of sediment, will be completed on a different schedule. Pursuant to the Removal AOC of 2008, the EPA has required the provision of financial assurance for the execution of the removal work which could decrease or increase over time if the anticipated cost of completing the removal work contemplated by the AOC changes. The removal work will remove a number of contaminants, such as dioxin, PCBs, and mercury, which may have come from sources other than or in addition to the former Chemicals Company plant. YPF Holdings may seek cost recovery from the parties responsible for such contamination; however, at this time it is not possible to make any predictions regarding the likelihood of success or the funds potentially recoverable in a cost-recovery action. The removal work required pursuant to the Removal AOC will be conducted concurrently with and in addition to the other investigations and remedial actions described above, including those undertaken in connection with the FFS concerning the lower eight miles of the Passaic River, the RI/FS addressing the lower 17-mile portion of the Passaic River, and the RI/FS relating to contamination in Newark Bay, portions of the Hackensack River, the Arthur Kill and the Kill van Kull. The FFS published on April 11, 2014 states that Phase II of the removal action will be implemented consistently with the FFS. On September 18, 2014, the EPA requested TS develop a work plan to carry out an additional sampling of the Phase II area. The sampling was completed in the first quarter of 2015 and TS is expected to present the validated results to the EPA during 2016. The Record of Decision issued by the EPA on March 4, 2016 referred to in section 1.2 below assumes that Phase II would be implemented in advance of or in conjunction with the remedial work in the lower 8.3 miles of the Passaic River.

1.2.	Focused Feasibility Study (“FFS”) for remedial action in the lower eight miles of the Passaic River

First draft – 2007. In June 2007, the EPA released a draft Focused Feasibility Study that outlined several alternatives for remedial action in the lower eight miles of the Passaic River. As a result of comments received, the EPA withdrew the FFS for revision and further consideration of the comments.

On November 14, 2013, the EPA described four alternatives it was considering in the revised FFS, including: (i) no action, (ii) deep dredging with backfill of 9.7 million cubic yards over 12 years, which it estimated would cost U.S.$1.4 billion to U.S.$3.5 billion, depending on whether the dredged sediment is disposed of in a confined aquatic disposal facility (“CAD”) at the bottom of Newark Bay, at an off-site disposal facility or locally decontaminated and put to beneficial use; (iii) capping with dredging of 4.3 million cubic yards over six years, which it estimated would cost U.S.$1.0 billion to U.S.$1.8 billion, depending on whether there is a CAD, off-site disposal or local decontamination and beneficial use; and (iv) one additional alternative that it subsequently discarded.

Second draft – 2014. On April 11, 2014, the EPA published the revised FFS for the lower eight miles of the Passaic River in final form. In the final FFS, the EPA recommended as its preferred remedial action for this area removal of approximately 4.3 million cubic yards of sediment through bank-to-bank dredging, which sediments would then be dehydrated locally and transported by train for their incineration or disposal at an off-site disposal facility. An engineering cap (a physical barrier mainly consisting of sand and stone) would then be placed over the bank-to-bank dredged area. In its final FFS, the EPA estimated the cost of the preferred remedy (without CAD) for the lower eight miles of Passaic River to be U.S.$1,731 million (present value estimated with a 7% discount rate).

On August 20, 2014, Maxus and Tierra, on behalf of Occidental, submitted extensive comments on the final FFS to the EPA. The main comments offered by Maxus, Tierra and Occidental on the final FFS were:

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

In addition to commenting on the final FFS, Maxus and Tierra have proposed a preliminary project called In-ECO, which is an ecological and sustainable bio-remediation alternative, as a substitute for the remediation chosen by the EPA in its final FFS. Maxus and Tierra presented In-ECO to the EPA in May 2014. The EPA provided comments in September 2014, and Maxus and Tierra presented a revised version in November 2014. The EPA provided additional comments to the In-ECO Statement of Work in March 2015. Tierra subsequently developed responses to those comments and submitted them to the EPA. A meeting was held in September 2015 between Tierra, its experts, and the EPA. During this meeting, certain issues were resolved, and laboratory studies are now anticipated to begin sometime in early 2016.

In October 2015, the U.S. Government Accountability Office (the “GAO”) advised Maxus, Tierra and Occidental that it had commenced a study on some “Superfund” sites with sediment contamination issues, including the Lower Section of the Passaic River, at the request of the Committee of Environmental Matters and Public Works of the United States Senate. It is anticipated that the GAO’s report will be made public in the third quarter of 2016.

On March 4, 2016, subsequent to the issuance of the accompanying Financial Statements, EPA released the Record of Decision for the “Lower 8.3 Miles of the Lower Passaic River, Part of the Diamond Alkali Superfund Site—Essex and Hudson Counties, New Jersey” (hereinafter, the “ROD”).

The ROD presented the selected remedy to address contaminated sediments found in the lower 8.3 miles of the Lower Passaic River, a part of the Diamond Alkali Superfund Site. In this regard, the EPA selected Alternative 3 (capping with dredging for flooding and navigation of 3.5 million cubic yard over 6 years term). This approach is consistent with the alternative selected in the Second Draft FFS – 2014 but for the amount of sediment to be removed through bank-to-bank dredging (which was approximately 4.3 million cubic yards in the FFS 2014 draft and is approximately 3.5 million cubic yards in the ROD).

The ROD provides that the estimated total net present value costs to be US$ 1,382 million. This amount is consistent with the amount provided in the FFS – 2014 Draft, taking in consideration a reduction of 0.8 million cubic yards to be removed between the two reports. According to the EPA, a major source of dioxin in the river was discharges from the former Diamond Alkali facility in Newark, where the production of Agent Orange and other pesticides during the 1960s generated dioxin that contaminated the land and the river.

The EPA further stated that the selected alternative is the first of three remedies to be selected for the Lower Passaic/Newark Bay waterway, highlighting that separate RI/FSs are being conducted for the full 17-mile Lower Passaic River Study Area and for the Newark Bay Study Area. Accordingly, the EPA expects the three remedies to be integrated into a comprehensive response action.

In accordance with the issuance of the ROD, the EPA stated that now that the cleanup plan has been selected, the EPA will immediately begin discussions with those responsible for the contamination to seek their performance of or payment for the cleanup work. The EPA stated that once the legal process concludes, the design of the activities necessary to carry out the cleanup will be outlined in a legally binding document. The EPA expects that the design will take three to four years to complete. In accordance with the EPA, the dredging, dewatering and disposal of dredged materials and related construction work will follow and is expected to take six years to complete.

At this time, there is significant uncertainty regarding the outcome of any allocation negotiation or mediation process to estimate the percentage share to Occidental for which Maxus might be liable under the indemnity.

Based on (a) the uncertainties identified by the Company as of the date of this annual report, including but not limited to (i) the extraordinary volume of sediment materials for which, to date, the sediment treatment technologies have neither been constructed nor operated in the United States on a scale commensurate with the capacity that would be necessary for the remedial work this remediation that this project would be requiring, (ii) the results of the studies and discoveries yet to be produced, (iii) the number and diversity of contaminants of concern identified by the ROD (furans, PCB’s, mercury, copper, dieldrin, PAHs, lead, dioxins and DDT), many of which have not been previously associated with the Lister Site and/or have been generated by other potentially responsible parties, (iv) the number and diversity of potential responsible parties involved in the matter (EPA identified more than one hundred potential responsible parties), and (v) the final allocation of the removal and remediation costs; (b) consultation with our internal and external counsel; (c) the amounts previously incurred and recorded by YPF Holdings in remediation activities in the area covered by the ROD; and (d) the limitation on responsibility that YPF may have as an indirect controlling shareholder of Maxus, no additional liability has been accrued for this environmental matter as of the date of this annual report.

Environmental issues related to the lower 17-mile portion of the Passaic River

Passaic River Mile 10.9 Removal Action. In February 2012, the EPA issued to the CPG, of which Tierra then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9, comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that 16,000-30,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision. Occidental declined to execute this AOC and Occidental, Maxus and Tierra formalized their resignations from the CPG, effective May 29, 2012, under protest and subject to a reservation of rights. On June 18, 2012, the EPA announced that it had signed an AOC for RM 10.9 with 70 Settling Parties, all members of the CPG, which contained, among other requirements, an obligation to provide to the EPA financial assurance, in the amount of U.S.$20 million, that the work would be completed. On June 25, 2012, the EPA issued Occidental a Unilateral Administrative Order (UAO) for Removal Response Activities. Occidental sent to the CPG and EPA its notice of intent to comply with such order on July 23, 2012 followed by its good faith offer on July 27, 2012 to provide the use of Tierra’s existing dewatering facility. On August 10, 2012, the CPG rejected Occidental’s good faith offer and, on September 7, 2012, the CPG stated that it has alternative plans for handling sediment to be excavated at RM 10.9 and, therefore, has no use for the existing dewatering facility. The EPA, by letter of September 26, 2012, advised that it will be necessary for the EPA and Occidental to discuss other options for Occidental to participate and cooperate in the RM 10.9 removal action, as required by its Unilateral Administrative Order. On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. In March 2014, responding to the EPA’s request for action, Tierra, on behalf of Occidental, submitted a Statement of Work (“SOW”) for the conduct of surveys to more precisely locate two water mains that cross under the Passaic River at RM 10.9. The EPA granted conditional acceptance of the SOW, and Tierra in early April 2014 responded to EPA’s comments on the SOW. EPA extended the deadline for delivering financial assurance to March 14, 2014 and later further extended the deadline indefinitely. The field work for this investigation was conducted in August. This work was inconclusive and an additional field investigation began in December 2014 and was completed in February 2015. Tierra submitted to the EPA its report on the pipeline probing survey in March 2015.

FFS for remedial action in the lower 17-mile of the Passaic River. Notwithstanding the discussion above, for the lower 17-mile portion of the Passaic River, from its confluence with the Newark Bay to the Dundee Dam, under the 2007 AOC, the RI/FS is expected to be completed in 2016, after which the EPA would select a remedial action and open the decision for public comments.

The CPG submitted the Draft Remedial Investigation and Feasibility Study for the Lower 17 miles of the Passaic River during the first semester of 2015. As of the date of this annual report, the EPA has not submitted any comments.

New Jersey Litigation with DEP. With respect to the alleged contamination, that dioxin, DDT and other “hazardous substances” discharged from Chemicals Company’s former Newark plant and contaminated the lower 17-mile portion of the Passaic River, Newark Bay, and other nearby waterways and surrounding areas, in December 2005 the DEP, Commissioner of the New Jersey Department of Environmental Protection and the New Jersey Spill Compensation Fund sued YPF, YPF Holdings, Tierra, Maxus and other affiliates, as well as Occidental and Repsol (the “New Jersey Litigation with DEP”). These plaintiffs sought damages for the past cost of investigation and cleanup of these waterways, property damage and other economic impacts (such as decreases in tax revenues and value of real estate and increases in public medical costs, etc.), and punitive damages. The defendants made responsive pleadings and/or filings. Occidental sought leave to file cross-claims in June 2007, and was granted leave to file in October 2008. In March 2008, the court denied motions to dismiss for failure to state a claim by Occidental Chemical Corporation, and by Tierra and Maxus. DEP filed its Second Amended Complaint in April 2008; YPF’s motion to dismiss for lack of personal jurisdiction was denied in September 2008. The decision was affirmed by the Court of Appeals following an appeal by YPF. The court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party claims. Third-party claims against approximately 300 companies and governmental entities (including certain municipalities and sewage treatment authorities), which could have responsibility in connection with the claim were filed by Tierra and Maxus in February 2009. Anticipating this considerable expansion of the number of parties in the litigation, the court appointed a Special Master to assist the court in the administration of discovery. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International S.A. as additional named defendants. Plaintiffs and Occidental allege that defendants Repsol, YPF, YPF International S.A., YPF Holdings, CLH Holdings, Maxus, Maxus International Energy Company and Tierra are alter egos of one another and engaged in a scheme to defraud the plaintiffs through corporate restructurings designed to cap and strand the environmental liabilities associated with the contamination of the area. To this end, plaintiffs and Occidental asserted claims for the breach of contract, statutory contribution, fraudulent transfer of Maxus’ assets, civil conspiracy, breach of fiduciary duty, aiding and abetting and alter ego liability. In September 2010, governmental entities of the State of New Jersey and a number of third-party defendants filed motions to dismiss and Maxus and Tierra filed their responses. Except in a few cases, these motions were rejected in January 2011. In October 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants. However, the judge ruled against this motion in November 2010. Third- party defendants have also brought motions to dismiss, which have been rejected by the Special Master in January 2011. Some of the mentioned third-parties appealed the decision, but the judge denied such appeal in March 2011.

In May 2011, the judge issued Case Management Order XVII (“CMO XVII”), which contains the Trial Plan for the case. This Trial Plan divides the case into two phases and nine tracks. Phase One will determine liability and Phase Two will determine damages. Regarding the sub-stages: (a) sub-stages I to III (Tracks I to III) correspond to damage claimed by the Occidental and the State of New Jersey; (B) sub-stages IV to VII (Tracks IV to VII) correspond to liability by alter ego and fraudulent conveyance with respect to YPF, Maxus and Repsol and to the liability of third parties to Maxus; (C) sub-stage VIII (Track VIII) corresponds to damages claimed by the State of New Jersey; (D) sub-stage IX (Track IX) is the percentage of liability that would correspond to Maxus for the cleanup and remediation costs.

Specifically, sub-stage III (Track III) will determine the extent of Maxus’ liability for the operation of the Lister Site; sub-stage IV (Track IV) will determine the possible scope of YPF and Repsol’s liability for damages to the Lister Site (alter ego and conveyance).

Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State of New Jersey filed two motions: one against Occidental and Maxus on liability under the Spill Act and the other against Tierra on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals Company has been proved, liability cannot be imposed if the nexus between any discharge and the alleged damage is not established. Additionally, the court ruled that Tierra has Spill Act liability to the State of New Jersey based merely on its current ownership of the Lister Avenue site (an area located nearby the Passaic River); and that Maxus has an obligation under the 1986 Stock Purchase Agreement to indemnify Occidental for any Spill Act liability arising from contaminants discharged on the Lister Avenue site, and that Maxus and Tierra share each other’s liabilities as alter egos.

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

On September 21, 2012, the presiding judge granted the State’s application for an Order to Show Cause to Stay all proceedings against third party defendants who entered into a Memorandum of Understanding (“MOU”) with the State to discuss settlement of the claims against the third party defendants.

On September 27, 2012, Occidental filed its Second Amended Cross-Claims and the following day, the State of New Jersey filed its Fourth Amended Complaint. The principal changes to the State of New Jersey’s pleading concern the State of New Jersey’s allegations against YPF and Repsol, all of which Occidental has adopted in its cross-claims. In particular, there are three new allegations against Repsol involving asset stripping from Maxus and also from YPF based on the Argentine government’s Mosconi Report.

During the fourth quarter of 2012 and the first quarter of 2013, YPF and certain affiliates (among them, YPF Holdings, Maxus and Tierra) and Repsol, engaged in on-going mediation and negotiation, seeking the possibility of a settlement with the State of New Jersey.

On February 14, 2013, the State of New Jersey and all defendants except Occidental appeared before the court to seek a stay of the litigation because they had agreed to recommend terms for a settlement framework to resolve the claims between them.

YPF and certain affiliates (among them, YPF Holdings, Maxus and Tierra) subsequently approved a Settlement Agreement with Repsol and the State of New Jersey. The Settlement Agreement provides, without acknowledging any fact or right: (i) a payment of U.S.$65 million by Maxus and/or YPF to the State of New Jersey and (ii) a hard cap of up to U.S.$400 million with respect to certain of Occidental’s unresolved cross-claims against Repsol, YPF and YPFI; and would resolve certain environmental claims of the plaintiffs against all Settling Defendants within a certain range of the Passaic River, and the deferral of Tracks II and IV until after trial of the State of New Jersey’s damages against Occidental in Track VIII. The Settlement Agreement does not resolve Occidental’s cross-claims.

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

On November 21, 2014, YPF and certain affiliates filed motions to dismiss Occidental’s cross-claims. On January 13, 2015, the Special Master issued a recommendation largely granting the motions. On January 29, 2015, Judge Lombardi affirmed the recommendation and dismissed Occidental’s claims for the fraudulent transfer of Maxus’ assets, civil conspiracy, breach of fiduciary duty, aiding and abetting and the stand-alone declaratory judgment claim for alter ego liability.

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

Also, Repsol S.A. countersued Occidental, alleging that the U.S.$65 million paid by Repsol as per the agreement between Repsol, YPF, YPF Holdings, Maxus and Tierra Solutions with the State of New Jersey was paid for damages caused by (a) Diamond Shamrock Chemicals Company, for which Occidental is liable under the share purchase agreement of 1986 or (b) Occidental’s individual conduct.

On March 26, 2015 a new judge was appointed to the case.

On April 15, 2015, Occidental sent Maxus a letter claiming indemnity protection under the share purchase agreement with respect to the counterclaim filed by Repsol against Occidental. On 28 April 2015, Maxus replied contesting the claims.

On July 1, 2015, the judge issued Case Management Order XXVII, under which the judge extended the deadline to complete all discovery to January 29, 2016, established a briefing schedule pursuant to which summary judgment will not be decide until late April or early May 2016, at the earliest, and included a provision that trial shall be scheduled in June 2016. On December 4, 2015, the judge issued the “Second Consent Order to Amend Expert Discovery Schedule” by which the following dates were extended: (a) January 21, 2016, rebuttal expert reports are due, (b) February 29, 2016, all expert depositions and all discovery must be completed; (c) March 4, 2016 summary judgment briefs are due and (d) June 2016, trial is scheduled to begin. Since December 2014, almost 60 witnesses have been deposed, including the corporate representatives of all the parties, and the expert witness for YPF and Occidental, which was completed in the first quarter of 2016.

Notwithstanding the above, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed that the court should authorize early summary judgement motions.

The motions filed by the parties and the non-binding opinions, as issued by the Special Master on January 14, 2016, are summarized below.

YPF filed for early summary judgment against Occidental on four issues: 1) dismissal of the portion of Occidental’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999; 2) dismissal of the portion of Occidental’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; 3) dismissal of the portion of Occidental’s liability claims based on the alleged “control” by YPF of Maxus’s Board of Directors’ decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and 4) dismissal of the portion of Occidental’s claims for alter ego liability, based on the transfer of Maxus’ environmental liabilities to Tierra in 1996. The Special Master’s recommendation on YPF’s motion recommended to deny the motion on the grounds that 1) a finder of fact should be permitted to consider all portions of YPF actions when determining if there is alter ego liability so dismissal of portions of these claims is inappropriate and 2) the statute of repose for fraudulent transfers is not applicable to the remedy of alter ego for breach of contract. In reaching this conclusion, the Special Master stated she was obliged to view all the factual assertions “in the light most favorable to” Occidental, which on summary judgment presents a much higher burden for YPF than the burden of proof YPF will have at trial.

Occidental filed for early summary judgment against Maxus in relation to Occidental’s claim to recover the amount of US$ 190 million paid to the State of New Jersey under the settlement agreement. The motion sought to establish that Maxus is liable for all conduct at the Lister Site, regardless of any actions taken by Occidental. Occidental did not seek summary judgment on the amount of damages Maxus would owe, which Occidental asserts is US$ 190 million, plus legal fees. The Special Master’s recommendation on Occidental’s motion against Maxus recommended to grant the motion on the grounds that (1) the language of the SPA was not ambiguous and required Maxus to indemnify Occidental for its own conduct at the Lister Site and (2) Occidental was not estopped from seeking indemnity from Maxus for its own conduct at the Lister Site because it did not take inconsistent legal positions in prior litigations. Notwithstanding the foregoing, Occidental will have to prove the reasonableness of the U.S.190 million amount settled with the State of New Jersey, for which Maxus may eventually be liable.

In addition, Occidental filed for early summary judgment dismissing the cross-claims of Repsol against Occidental, which seek to recover from Occidental the U.S.$ 65 million payment made by Repsol to New Jersey State under the settlement agreement among the State, YPF, Maxus and Repsol. The Special Master’s recommendation on Occidental’s motion against Repsol recommended to deny the motion in part as to Repsol’s contribution claim and to grant the motion in part as to Repsol’s unjust enrichment claim, on the grounds that 1) Repsol’s contribution claims are permissible under the New Jersey Spill Act even if a settlement did not fully discharge liability to the State; 2) demonstrating Repsol’s liability under the Spill Act is not a prerequisite for Repsol to receive contribution from Occidental; 3) Repsol is not liable to Occidental for indemnification as an alter ego of Maxus, and 4) Occidental was not unjustly enriched when Repsol settled with the state.

Repsol filed for early summary judgment against Occidental to dismiss Occidental’s cross-claims 1) to extent that Occidental’s claims are based on prescribed claims for fraudulent transfers; 2) on the grounds that Occidental cannot prove that it has suffered damages due to a failure to perform an agreement; 3) on the grounds that Occidental cannot prove that Repsol has caused any damage even if a non-performance occurred, because Occidental has alleged that Maxus became insolvent before Repsol acquired YPF in 1999; and 4) on the grounds that Occidental has failed to pierce the corporate veil between YPF and Repsol, and because seeking alter ego relief from Repsol is unwarranted because YPF is solvent. The Special Master’s recommendation on Repsol’s motion against Occidental recommended to grant the motion on the grounds that Occidental failed to set out any basis to pierce the corporate veil between YPF and Repsol, which the Special Master held Occidental was required to do, and because Occidental did not allege that YPF was insolvent.

Finally, Maxus filed for early summary judgment against Occidental to dismiss the claims for damages filed by Occidental regarding costs not yet incurred by Occidental. YPF joined in this motion. The Special Master’s recommendation on Maxus’s motion against Occidental recommended to grant the motion on the grounds that Occidental’s request for declaratory judgment would not be beneficial or useful due to the uncertainty regarding future costs.

In addition, the Special Master’s recommendation on Occidental’s motion to amend its second amended cross-claims adding claims against YPF and Repsol regarding an alleged interference with Occidental’s contractual right under the SPA, recommended to deny the motion on the grounds that Occidental improperly delayed in seeking to supplement its claims despite having multiple earlier opportunities to do so.

The parties appealed the Special Master’s recommendations on February 16, 2016. Oral argument on the appeals of the Special Master’s recommendations will be held on April 4, 2016.

On March 1, 2016, the judge entered an order partially granting a stay of discovery, which deferred the depositions of certain Occidental, Repsol and Maxus expert witnesses pending a decision by the judge on the parties’ appeal of the Special Master’s recommendations.

On February 27, 2016, YPF sought leave from the Special Master to file a motion for summary judgment partially dismissing Occidental’s remaining claims. Repsol additionally sought leave to file a motion for summary judgment seeking to recover from Occidental the U.S.$65 million paid by Repsol pursuant to the Settlement Agreement. Occidental additionally sought leave to file a motion for summary judgment seeking to hold Maxus liable for the U.S.$65 million recovery sought by Repsol from Occidental. On March 7, 2016, the Special Master denied each of the parties’ request for leave to file summary judgment on the grounds that each motion contains factual issues.

As of December 31, 2015, for all matters relating to environmental issues related to the lower 17-mile portion of the Passaic River, YPF Holdings has accrued a total of Ps. 2,665 million, management’s reasonable estimate of the expenditures that YPF Holdings Inc. may incur for remediation activities based on information available at the time of the issuance of the accompanying Financial Statements, given the impossibility of reasonably estimating a loss or range of loss in relation to the possible costs of the previously discussed FFS. The provision considers studies by Tierra, estimated costs for the Removal AOC of 2008 and other matters related to the Passaic River and Newark Bay. This includes associated legal issues discussed above. However, it is possible that other work, including remedial measures in addition to or different from those considered may be required. Additionally, the development of new information, the imposition of penalties or remedial action or outcome of negotiations related to those cases that differ from the situations assessed by YPF Holdings could result in the need to incur higher expenses by the company than those currently provisioned.

Considering the information available to YPF Holdings as of the date of the issuance of the accompanying Financial Statements; the results of the studies and testing phase; as well as the potential liability of the other parties involved in this issue and the possible allocation of the costs of removal; and in consultation with our internal and external legal counsel, the accrual represents management’s reasonable estimate of the probable cost.

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

The remedial investigation was completed during the fourth quarter of 2014, and the EPA approved the Remedial Investigation Report in October 2015. The draft FFS was submitted to the EPA during the third quarter of 2015. The PRP Group received the EPA’s initial comments on the FFS on October 1, 2015, and the revised FFS is due to the EPA on March 11, 2016.

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

As of December 31, 2015, YPF Holdings has accrued a total of approximately Ps. 608 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s studies and reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals Company operated manufacturing facilities in Painesville, Ohio (the “Painesville Works Site”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The investigation and remediation of the Painesville Works Site is governed by agreements and orders in place with the EPA and the Ohio Environmental Protection Agency (“OEPA”). The primary area of concern historically has been Chemicals Company’s former chromite ore processing plant (the “Chrome Plant”). The OEPA has approved certain work, including the remediation of 20 specific operable units within the former Painesville Works Site and work associated with development plans (the “Remediation Work”). The Remediation Work has begun. As each operable unit within the Site receives OEPA approval for projects related to investigation, Remediation Work, or operation and maintenance activities, additional orders and agreements will be implemented, and additional amounts may need to be accrued. YPF Holdings has accrued a total of approximately Ps. 134 million as of December 31, 2015 for its estimated share of the cost to perform the remedial investigation and feasibility study, the Remediation Work and other operation and maintenance activities at this site.

The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RI/FS progresses, YPF Holdings will continuously assess the condition of the Painesville Works Site and make any required changes, including additions, to its provision as may be necessary.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Occidental) in the remediation of property adjoining Chemicals Company’s former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. Additionally, in 2007 the parties entered into a Memorandum of Agreement (“MOA”) with federal and state natural resources trustees in connection with claims for natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment was approved specifying the restoration projects to be implemented. During the first half of 2011, Tierra negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 and notice of approval of the Consent Decree was published in the Official Gazette on January 29, 2013. After the publication of the notice a period of 30 days was opened for comments. Under the Consent Decree, Occidental agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of U.S.$0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2015, YPF Holdings has accrued approximately Ps. 50 million for its estimated share of the remediation and the MOA associated with the Greens Bayou facility. The remediation activities were largely finished in 2009, but some minor closure activities, as well as ongoing operations and maintenance, are still in progress.

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

In June 2014, the PRP Group submitted to the EPA and WDNR the draft Remedial Investigation (“RI”) Report and risk assessment documents (i.e., Baseline Human Health Risk Assessment, Screening Level Ecological Risk Assessment, and Aquatic Baseline Ecological Risk Assessment) and a Remedial Action Objectives Technical Memorandum. Comments to the draft RI Report were received in October 2014. In accordance with the timeline established by the Agencies, in November 2014 the PRP Group submitted written responses to the EPA/WDNR comments concerning the draft RI and risk assessment documents. The PRP Group received approval from EPA to defer preparation of responses to the comments on the draft RAOs until after the RI has been approved. EPA commented on the RI Report in November 2015, and the PRP Group submitted a revised RI Report in December 2015.

YPF Holdings has accrued approximately Ps. 4 million as of December 31, 2015 for its estimated share of the costs of the RI/FS. The main area of concern and focus is the extent of river sediment investigation that will be required. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Other sites—Black Leaf Chemical Site

In September 2011, Occidental and Exxon Mobil received a liability notice from EPA under the ruling known as 104(e) for the site called Black Leaf Chemical located at Louisville, Kentucky. Occidental requested that Maxus undertake the defense of this matter by virtue of the indemnity established in the Stock Purchase Agreement of 1986. Maxus accepted the defense, reserving its rights with respect to the case and without acknowledging any responsibility in November 2011. In March 2013, the EPA requested that Maxus, on behalf of Occidental, and Exxon Mobil, perform specific remedial tasks and to reimburse EPA and the local regulatory authority certain past costs (estimated at between U.S.$3 and U.S.$5 million). In September 2014, the Environmental Protection Department of Kentucky (“EPDK”) initiated investigation procedures. In October 2015, the EPDK approved the site characterization report submitted by the cooperation group and required presentation of a remediation action plan. In January 2016, the cooperation group presented the required remediation action plan. As of December 31, 2015, the Company provisioned its contribution to the estimated site remediation costs.

•	Tuscaloosa Site

The Company completed the remediation activities at this site. As of December 31, 2015, YPF accrued Ps. 52 million for future operational and maintenance related activities.

•	Malone Services Site

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals Company, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals Company is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus, on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 30, 2009. The PRP Group signed the Consent Decree in the second quarter of 2012, and it became effective in July 2012. During 2012, 2013, 2014 and 2015, the PRP Group proceeded with the planning and design phase and remediation, which is ongoing. As of December 31, 2015 the Company has reserved approximately Ps. 5 million in connection with its obligations for this matter.

Central Chemical Company Superfund Site (Hagerstown, Maryland)

The Central Chemical PRP Group has been responding to questions from the authorities, which has controlled the federal superfund site in Hagerstown, Maryland since the 1990s. The PRP Group consists of parties who the EPA alleges are former Central Chemical Company customers (or who are the legal successors thereof) which arranged for the disposal of certain CERCLA hazardous substances at the site. Maxus participates in the PRP Group on behalf of Occidental. In 1998, the EPA entered into a CERCLA Administrative Order on Consent with certain PRPs to conduct an RI/FS. The PRP Group, including Maxus, on behalf of Occidental, funded and performed the RI/FS, which was completed in 2007. In 2009 the EPA issued its Record of Decision which selected the final Site remedy. In 2010, EPA divided the Site into two Operable Units: “Operable Unit 1” (OU-1) – Site soils, waste and shallow groundwater, and; “Operable Unit 2” (OU-2)—bedrock groundwater. In September 2012, the EPA issued CERCLA Special Notice Letters to the PRPs, including Occidental, requesting that they fund and perform the Site OU-1 remedy. In August 2013, the PRP Group members, including Occidental, entered into a CERCLA Administrative Order on Consent to fund and perform the Remedial Design for Operable Unit 1. In early 2014, the PRP Group and the EPA began negotiations of a judicial Consent Decree for the funding and performance of the Remedial Action for Operable Unit No. 1. During 3Q 2015, the Central Chemical PRP Group members (including Maxus on behalf of Occidental) entered into a judicial Consent Decree for the funding and performance of the OU-1 Remedy (the “OU-1 Consent Decree”). The OU-1 Consent Decree was approved and entered with the court in October 2015. Performance of the Remedial Action for Operable Unit No. 1 is currently forecasted to occur between 2016 and 2021; and according to EPA, is estimated to cost approximately $14.2 million. In addition, the EPA may also require the Central Chemical PRP Group to initiate a Remedial Design/Remedial Action for Operable Unit 2 in 2016 or 2017; which the PRP Group has estimated could cost at least $3 million. As of December 31, 2015, YPF Holdings Inc. has accrued Ps. 17 million for known probable and reliably estimable Site related losses to allow continued response for this matter on Occidental’s behalf.

•	Other third party sites

Chemicals Company has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third-party sites where hazardous substances from Chemicals Company’s plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals Company has no known exposure. At December 31, 2015, YPF Holdings had accrued approximately Ps. 48 million in connection with its estimated share of costs related to the Milwaukee Solvay Coke & Gas Site, the Malone Service Company Superfund Site, and the other sites mentioned in this paragraph.

•	Occidental’s claim for past events—Texas

Dallas Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals Company to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals Company, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus’ petition to the Texas Supreme Court for review was denied. This decision will require Maxus to accept responsibility for various matters for which it has refused to indemnify Occidental since 1998, which could result in the incurrence of costs in addition to YPF Holdings’ current accrued for this matter. This decision will also require Maxus to reimburse Occidental for past costs. In 2009, Maxus received a statement from Occidental of the costs Occidental believed to be due under the judgment, in the amount of U.S.$16.7 million. In March 2009, Maxus paid U.S.$14.9 million in respect of court costs, interests through the end of 2007 and estimates of future costs for which Maxus could become liable under the declaratory judgment. In September 2009, Maxus paid to Occidental U.S.$1.9 million. In March 2012, Maxus paid to Occidental U.S.$0.6 million covering Occidental’s costs for 2010 and 2011, and in September 2012 Maxus paid to Occidental an additional U.S.$31,000 for Occidental’s costs for the first semester of 2012. Maxus anticipates that Occidental’s costs in the future under the Dallas case will not exceed those incurred in 2012. A significant category of claims refused by Maxus on the basis of its interpretation of the 12-year clause, were claims relating to “Agent Orange.” All pending Agent Orange litigation in the United States was dismissed in December 2009, except with respect to one case filed in 2012, which was dismissed in March 2013. Although it is possible that additional claimants may come forward in the future, it is estimated that no significant liability will result from this category of claims.

•	Turtle Bayou

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals Company, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was entered in this action, and Maxus filed a motion for reconsideration which was partially successful. The court’s decision was appealed by Maxus In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents and remanded the case to the District Court for further proceedings. A new ruling was issued in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the costs incurred by one of the plaintiffs. On behalf of Occidental, Maxus filed its appeal in the February 2011, and the Court of Appeals affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, U.S.$2 million in June 2012 covering past costs and $0.9 million in November 2012 to cover the costs incurred by El Paso in 2007-2011. As of December 31, 2015, YPF accrued approximately Ps. 5 million in respect of this matter.

•	Ruby Mhire Litigation

Ruby Mhire Litigation. In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property; Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs demanded remediation and other compensation from approximately U.S.$159 million to U.S.$210 million, basing themselves on plaintiffs’ expert’s study. During June 2012, the parties in the case held a court-ordered mediation. On June 11, 2013, Maxus signed a Settlement Agreement with the plaintiffs pursuant to which Maxus shall make installment payments totaling U.S.$12 million over three years and also perform remediation at the site, which is estimated to cost between U.S.$1 and U.S.$3 million. On July 31, 2013, the 38th Judicial District Court for the Parish of Cameron, State of Louisiana, approved the Settlement Agreement following receipt on July 8, 2013 of the No Objection Letter from the Louisiana Department of Natural Resources, Office of Conservation. In August 2013, pursuant to the Settlement Agreement, Maxus made an initial payment of U.S.$2 million and in December 2013, Maxus made a second payment of U.S.$3 million. In June 2014, Maxus made a third payment of U.S.$3 million, and in December 2014 Maxus made a fourth payment of U.S.$3 million. One last instalment in the amount of U.S.$1 million was paid in June 2015, which is Maxus’s final payment obliation. However, Maxis must still perform site remediation, which is expected to be completed by the end of 2016.

•	Bedivere Litigation

Bedivere Litigation. This litigation consists of an insurance related declaratory judgment (the “Declaratory Judgment”) filed against Maxus in Federal District Court in Texas. The plaintiffs issued insurance policies for the benefit of Maxus and its predecessors to cover certain risks related to the exploration of oil and gas, as well as the risks related to the production activities in the State of Louisiana. The underlying fundamentals of the declaratory judgment claim are related to the losses and respective payments claimed against Maxus in the Ruby Mhire litigation. The Ruby Mhire litigation relates to a legacy liability from a Louisiana oilfield action filed in Cameron Parish, Louisiana in 2008 against several oil and gas companies, including Maxus. In 2013, Maxus settled the Ruby Mhire litigation. Prior to the filing of the Declaratory Judgment, Maxus was involved in substantial discussions with the plaintiff insurance companies’ claims administrator regarding a possible agreement with Maxus under the policies. On June 18, 2015, the insurer denied coverage and, without prior notice, filed the Declaratory Judgment the following day. Maxus is contesting the Declaratory Judgment.

•	Actions for Environmental Pollution in Louisiana

Maxus is also defending two cases filed in Louisiana related to environmental pollution, in connection with legacy oil exploration and production activities.

•	Jumonville Litigation

Jumonville Litigation. This litigation was filed in 2012, in Port Coupee Parish, Louisiana, against Murphy Oil and Maxus, as a successor of Apexco/Natomas, regarding environmental pollution caused by drilling activities in 1976. The claims are related to a deep unproductive well that was closed and abandoned in 1978. The claim against Murphy Oil relates to a breach of contract claim with a statute of limitations of ten years from the date of the initiation of the trial. The claim against Maxus is an action for liability with a statute of limitations of one year from the date of the trial period. Murphy Oil argues, without documentary evidence to date, which probably assigned or transferred the lease to Maxus, and that apparently the lease had an indemnification provision. Murphy Oil claims indemnification rights from Maxus as the successor to the operator of the well. Maxus is contesting the claim based in part on lack of documentary evidence of the indemnification right. In May 2014, the court separated the plaintiffs’ claims against Maxus and Murphy Oil from their claims against other defendants and scheduled a trial. In July 2015, Maxus and the plaintiffs entered into a nonbinding Memorandum of Understanding (“MOU”). Under the MOU, the litigation is suspended to permit Maxus and Murphy Oil to continue negotiations. The MOU contemplates a final settlement with two main components: (i) payments from Maxus and (ii) financing and implementation by Maxus of a remediation project. As of December 31, 2015, Maxus and the plaintiffs are negotiating the settlement.

Dividend Policy

See “Item 10. Additional Information—Dividends.”

Significant Changes

Since December 31, 2015, there have been no significant changes regarding the Company.

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

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2011	54.58	31.25
2012	41.14	9.57
2013	34.17	12.26
2014	38.91	21.85
2015	31.58	14.91
2016 (1)	18.83	12.83

(1)	Through March 10, 2016

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2014:
First Quarter	33.08	21.85
Second Quarter	35.95	27.90
Third Quarter	38.91	30.97
Fourth Quarter	35.42	22.50
2015:
First Quarter	29.55	23.00
Second Quarter	31.58	26.18
Third Quarter	27.42	14.91
Fourth Quarter	22.18	15.05
2016:
First Quarter (1)	18.83	12.83

(1)	Through March 10, 2016

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2015:
September	22.02	14.91
October	21.36	15.05
November	22.18	18.21
December	18.07	15.72
2016:
January	16.84	12.83
February	18.83	15.23
March (1)	18.81	17.48

(1)	Through March 10, 2016

According to data provided by The Bank of New York Mellon, as of March 9, 2016, there were 172,078,241 ADSs outstanding and 54 holders of record of ADSs. Such ADSs represented approximately 44% of the total number of issued and outstanding Class D shares as of such date. Buenos Aires Stock Market

The Buenos Aires Stock Market is the principal Argentine market for trading the ordinary shares.

The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires) (“MERVAL”) is the largest stock market in Argentina and has been authorized by the CNV to delegate certain functions to the Buenos Aires Stock Exchange (“BASE”). Trading on the MERVAL is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (Sistema Integrado de Negociación Asistida por Computación) (“SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and to a lesser extent mutual funds.

Certain information regarding the Argentine stock market is set forth in the table below

	2015		2014	2013	2012	2011	2010	2009
Market capitalization (in billions of pesos) (1)	3,292		3,893	3,356	2,300	1,611	1,900	2,185
As percent of GDP (1)	—	(1)	86%	124%	107%	87%	132%	191%
Volume (in millions of pesos)	749,829		621,831	367,830	242,324	207,805	177,613	133,208
Average daily trading volume (in millions of pesos)	4,822.6		2,581.0	1,526.3	1,005.5	848.2	722.0	545.93

(1)	INDEC will not publish new information until at least June 2016. See “Item 3—Key Information—Risk Factors—Our business is largely dependent upon economic conditions in Argentina.”

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2011	222.60	150.50
2012	188.50	66.50
2013	294.00	101.30
2014	558.00	250.00
2015	375.50	207.00
2016 (1)	295.00	179.00

(1)	Through March 10, 2016

The following table sets forth, for each quarter of the most recent two financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2014:
First Quarter	330.00	250.00
Second Quarter	357.00	277.00
Third Quarter	558.00	340.00
Fourth Quarter	506.00	255.00
2015:
First Quarter	355.50	277.00
Second Quarter	375.50	321.00
Third Quarter	361.00	209.00
Fourth Quarter	305.00	207.00
2016:
First Quarter (1)	295.00	179.00

(1)	Through March 10, 2016

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2015:
September	309.75	209.00
October	290.00	207.00
November	305.00	267.00
December	265.00	218.00
2016:
January	235.00	179.00
February	295.00	229.00
March (1)	293.50	266.00

(1)	Through March 10, 2016

As of December 31, 2015, there were approximately 34,017 holders of Class D shares in Buenos Aires Stock Market.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Argentine Securities Market

The securities market in Argentina was originally composed of 13 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets and, accordingly, were authorized to quote publicly offered securities. However this system was affected by the enactment of Law No. 26,831 and the new regulations issued by the CNV, mainly contained in Resolution No. 622/2013, which stated that securities can only be listed and exchanged in stock markets authorized to function as such by the CNV.

The BASE, which began operating in 1854, was the principal and longest-established stock exchange in Argentina. The exchange functions of the BASE have now been absorbed by the Merval, which is stock market authorized by the CNV to function as such, under Law No. 26,831. The Merval and the BASE have entered into an agreement which has been approved by the CNV, by which the Merval has delegated to the BASE certain functions, suchs as: (i) the authority to grant listing authorization for securities; (ii) the authority to constitute arbitration courts; and (iii) the issuance of a public information bulletin.

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

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned by the MERVAL and certain provincial exchanges. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the Merval and operates SINAC.

Among the key provisions of the Stock Market Law are the following: the definition of a “security,” that governs the treatment of negotiable securities; the corporate governance requirements, including the obligations for publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations); regulations for market stabilization transactions under certain circumstances, regulations that governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies. In addition, the Stock Market Law included very relevant changes for the modernization and future design of the capital market, like the demutualization of the stock exchanges; new regulatory powers and resources for the CNV; a mandatory tender offer system and other provisions, like the new requirements for brokers/dealers and other market participants. These provisions were regulated by the CNV with Resolution No. 622/2013. Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

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

Law No. 25,246 contemplates that the legal entity whose management collected or provided assets or money, whatever their value, knowing that such assets were to be used by a terrorist organization, may be subject to a fine between five to 20 times the value of such assets. Furthermore, whenever the management of the legal entity infringes the duty to treat the information submitted to the Financial Information Unit (Unidad de Información Financiera “UIF”) as confidential, the legal entity shall be subject to a fine between Ps. 50,000 to Ps. 500,000. Additionally such regulation created the UIF as an autonomous and financially self-sufficient entity within the jurisdiction of the Argentine Ministry of Justice and Human Rights, in charge of analyzing, treating and transmitting information in order to preclude and prevent money laundering. Pursuant to this legislation, the UIF is empowered to receive and request reports, documents, background and any other information deemed useful to fulfill its duties from any public entity, whether federal, provincial or municipal, and from individuals or public or private entities, all of which entities must furnish such information in accordance with Law No. 25,246. Whenever the information furnished or analyses performed by the UIF show the existence of sufficient evidence to suspect that a money laundering or terrorist financing crime has been committed, the UIF shall transmit such evidence to the Government Attorney’s Office so that it may start the relevant criminal action, and the UIF may appear as an accusing party to such proceedings. Moreover, Law No. 26,087 mandates that banking secrecy or professional privilege, or legal or contractual commitments, cannot be considered exceptions to the compliance with the obligation to submit information to the UIF in the context of an investigation of suspicious activity.

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

In February 2016, the National Executive Office issued Decree No. 360/16, under which the National Coordination Program to Combat Money Laundering and Terrorism Financing was created under the Ministry of Justice and Human Rights. The program aims to reorganize, coordinate and strengthen Argentina’s anti-money laundering and combat of terrorism financing in line with international guidelines established by United Nations conventions and the Financial Action Task Force.

Resolution No. 121/2011 issued by the UIF (“Resolution 121”), as amended by Resolutions No. 1/12, 2/12, 68/13 and 03/14, 195/2015 and 196/2015, is applicable to financial entities subject to Law No. 21,526, to entities subject to the Law No. 18,924, as amended, and to natural and legal entities authorized by the Argentine Central Bank to intervene in the purchase and sale of foreign currency through cash or checks issued in foreign currency or through the use of credit or payment cards, or in the transfer of funds within or outside the national territory. Resolution No. 229/2011 of the UIF (“Resolution 229”), as amended by Resolution No 140/12, 03/14, 195/2015 and 196/2015, is applicable to brokers and brokerage firms, companies managing common investment funds, agents of the over-the-counter market, intermediaries in the purchase or leasing of securities affiliated with stock exchange entities with or without associated markets, and intermediary agents registered on forwards or option markets. Resolution 121 and Resolution 229 regulate, among other matters, the obligation to collect documentation from clients and the terms, obligations and restrictions for compliance with the reporting duty regarding suspicious money laundering and terrorism financing operations.

Resolution 121 and Resolution 229 set forth general guidelines in connection with the client’s identification (including the distinction between occasional and regular clients), the information to be requested, the documentation to be archived and the procedures to detect and report suspicious transactions. Moreover, the main duties established by such resolutions are the following: a) creating a manual establishing the mechanisms and procedures to be used to prevent money laundering and terrorism financing; b) designation of a compliance officer; c) the implementation of periodic audits; d) personnel training; e) elaboration of analysis records and risk management of detected unusual operations and of those which have been reported because they were considered suspicious; f) implementation of technological tools which allow the establishment of efficient control systems and prevention of money laundering and terrorism financing; and g) implementation of measures which allow subjects obliged under Resolution 121 and subjects obliged under Resolution 229, respectively, to electronically consolidate the operations carried out with clients, and electronic tools which allow the analysis and control of different variables in order to identify certain behaviors and observe possible suspicious transactions. Entities covered by Resolution 121 and Resolution 229 must report any suspected money laundering to the UIF within 30 calendar days of its occurrence (or attempt) and any terrorism financing suspicious activity before a 48 hour period has elapsed.

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

Likewise, Resolution 229 provides for a list of factors which shall be specially taken into account in order to determine whether a transaction should be reported to UIF, including but not limited to: (i) clients who refuse to provide data or documents required by Resolution 229, or data provided by clients which is proved to be irregular; (ii) clients attempting to avoid compliance with the requirements set forth by Resolution 229 or other anti-money laundering regulations; (iii) indications about the illicit origin, management or destination of funds and other assets used in the transactions, in respect of which the reporting person or company does not receive a viable explanation; (iv) transactions involving countries or jurisdictions which are deemed tax heavens or identified as non-cooperative by the Financial Action Task Force; (v) the purchase or sale of securities at prices conspicuously higher or lower that those quoted at the moment the transaction is consummated; (vi) the purchase of securities at extremely high prices; (vii) transactions where the client declares assets not consistent with the size of their business, thereby implying the possibility that such client is not acting in its own name but as an agent of an anonymous third party; (viii) investment transactions with securities for high nominal values, which are not consistent with the volume of securities historically negotiated according to the client’s transactional profile; and (ix) the receipt of an electronic transfer of funds without all the required information.

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

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 31, 2009, 1,447,983 Class C shares had been converted into Class D shares. In 2010, a former employee of the Company who was allegedly excluded from the Argentine government’s YPF share ownership plan filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF joined the proceeding as a supporting third-party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the share ownership plan. Under the jurisprudence of the Argentine Supreme Court upholding numerous decisions of the relevant Argentine Courts of Appeals, YPF believes it will not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the Argentine government assumed sole responsibility for any compensation to be received by YPF’s former employees who were excluded from the PPP.

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

The Expropriation Law has significantly changed our shareholding structure. The Class D shares subject to expropriation from Repsol YPF or its controlling or controlled entities, which represent 51% of our share capital and were declared of public interest and are currently held by the Republic of Argentina, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. In addition, the Argentine federal government and certain provincial governments already own our Class A and Class B shares. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—The Argentine federal government will control the Company according to domestic energy policies in accordance with the Expropriation Law.”

As of the date of this annual report, the transfer of the shares subject to expropriation between the National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending. According to Article 8 of the Expropriation Law, the distribution of the shares among the provinces that accept their transfer must be conducted in an equitable manner, considering their respective levels of hydrocarbon production and proved reserves. To ensure compliance with its objectives, the Expropriation Law provides that the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights to the provinces that compose the National Organization of Hydrocarbon Producing States is completed. In addition, in accordance with Article 9 of the Expropriation Law, each of the Argentine provinces to which shares subject to expropriation are allocated must enter into a shareholder’s agreement with the federal government that will provide for the unified exercise of its rights as a shareholder. See “Item 4. Information on the Company—Regulatory Framework and Relationship with the Argentine Government—The Expropriation Law”, “—Decree 272/2015” and “Item 7. Major Shareholders and Related Party Transactions.”

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

Under the Argentine Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the IGJ in order to exercise certain shareholder rights, including voting rights. Such registration requires the filing of certain corporate and accounting documents. Accordingly, if a shareholder owns Class D shares directly (rather than in the form of ADSs) and it is a non-Argentine company, and such shareholder fails to register with the IGJ, the ability to exercise its rights as a holder of Class D shares may be limited.

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

Directors

Election of Directors

Our business and affairs are managed by the Board of Directors in accordance with our by-laws and the Argentine Corporations Law. Our by-laws provide for a Board of Directors of eleven to 21 members, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings or for such longer period as they may act as replacements.

Directors hold office from one to three years, as determined by the shareholders’ meetings. Since the Board of Director’s meeting held on December 22, 2015, our Board of Directors is composed of 15 directors and seven alternates.

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

After the passage of the Expropriation Law, at our shareholder’s meeting held on July 17, 2012 a dividend of Ps. 303 million (Ps. 0.77 per share or ADS) was authorized for payment during 2012. Our strategy provides for an increased level of investments that will require a significant reinvestment of earnings and therefore considers a potential dividend distribution consistent with such strategy. At our shareholders’ meeting held on April 30, 2013 and its continuation on May 30, 2013, a dividend of Ps. 326 million (Ps. 0.83 per share or ADS) was authorized for payment during August 2013. Furthermore, at the shareholders’ ordinary and extraordinary general meeting held on April 30, 2014 and its continuation on May 21, 2014 a dividend of Ps. 464 million (Ps. 1.18 per share or ADS) was authorized for payment during July 2014. At the shareholders’ ordinary and extraordinary general meeting held on April 30, 2015, a dividend of Ps. 503 million (Ps. 1.28 per share or ADS) was authorized for distribution by December 31, 2015, which was paid in July 2015. On March 3, 2016, the Board agreed to propose to the Shareholders’ meeting the following distribution of profits: (i) allocate the amount of Ps. 50 million to constitute a reserve for purchasing YPF shares pursuant to our stock compensation plan, in order to give the opportunity to the Board to acquire YPF shares at the time it deems appropriate, and comply, during the execution of plans, with commitments generated and to be generated in the future, (ii) allocate the amount of Ps. 3,640 million to constitute a reserve for investments in terms of Article 70, third paragraph of Argentine General Corporation Law No.19,550, and its amendments, and (iii) allocate the amount of Ps. 889 million to a reserve for the payment of dividends, authorizing the Board to determine the opportunity for its distribution within a period not exceeding the end of 2016. The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	6.50	—	6.35	23.61
2009	—	6.30	—	6.15	12.45
2010	—	5.50	—	5.80	11.30
2011	—	7.00	—	7.15	14.15
2012	—	—	—	0.77	0.77
2013	—	—	0.83	—	0.83
2014	—	—	1.18	—	1.18
2015	—	—	1.28	—	1.28

Amount Available for Distribution

Under Argentine law, dividends may be lawfully paid only out of our retained earnings reflected in the annual audited financial statements prepared in accordance with accounting rules prevailing in Argentina and CNV regulations and approved by a shareholders’ meeting. The Board of Directors of a listed Argentine company that makes public offering of its shares may declare interim dividends, in which case the members of the Board and of the Supervisory Committee is jointly and severally liables for the repayment of such dividend if retained earnings at the close of the fiscal year in which the interim dividend was paid would not have been sufficient to permit the payment of such dividend.

According to the Argentine Corporations Law and our by-laws, we are required to maintain a legal reserve of at least 5% of the fiscal year’s income until such reserve equals 20% of our then-outstanding capital stock. The legal reserve is not available for distribution to shareholders.

Under our by-laws, our net income is applied as follows:

•	first, at least 5% of net income, plus (less) prior year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital;

•	second, an amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee. See “Item 6. Directors, Senior Management and Employees—Compensation of members of our Board of Directors and Supervisory Committee”;

•	third, an amount is segregated to pay dividends on preferred stock, if any; and

•	fourth, the remainder of net income in whole or in part may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves as determined by the shareholders’ meeting.

Our Board of Directors submits our financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee and the auditors, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to consider our yearly financial statements and determine the allocation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends or, in the case in which the shareholders’ meeting delegates the authority to distribute dividends to the Board of Directors, within 30 days of the Board of Directors’ meeting approving such dividends. In the case of payment of stock dividends, or payment of both stock and cash dividends, both shares and cash are required to be available within three months of the receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. In accordance with the Argentine Civil and Commercial Code, the statute of limitations to the right of any shareholder to receive dividends declared by the shareholders’ meeting is five years from the date on which it has been made available to the shareholder. However, according to Article 2537 of the Argentine Civil and Commercial Code, the statute of limitations on the right of any shareholder to receive dividends declared before August 1, 2015 is three years.

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

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland, the United Kingdom and Uruguay. The tax treaties between Argentina and Chile and Argentina and Mexico have been signed but the treaties have not yet been ratified by their governments. The new tax treaty between Argentina and Switzerland was ratified by their governments and went into effect as of January 1, 2015. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

Modifications to the Income Tax Law

On September 23, 2013, Law No. 26,893 introducing modifications to the Income Tax was published in the Official Gazette. The above-mentioned modifications are mainly related to the taxability of the income originating for the purchase and sale of shares and the collection of dividends. The scope of the law was clarified by means of the Regulatory Decree 2334. Below is a description of the main modifications introduced by Law No. 26,893:

•	Income originating from the purchase and sale of shares

–	As from its entry into force, any income originated from the disposal of shares, quotas, equity interests, certificates, bonds and other securities shall be taxable regardless of the subject that holds them.

–	However, the income originating from the transfer of those securities listed in the stock exchange or securities market authorized by Comision Nacional de Valores, and obtained by undivided state and individuals residing in the country is exempted.

–	The income obtained by overseas beneficiaries originating from the disposal of shares, quotas, equity interests, certificates, bonds and other securities, is also subject to the tax.

–	When ownership corresponds to a subject abroad and the acquirer is also an individual or legal entity abroad, the tax will be borne by the purchaser of the shares, quotas, equity interests or other security.

–	The tax rate is 15%. Furthermore, it was established that when income was obtained by a subject abroad, the calculation of the tax, at the option of the taxpayer, shall be performed by using any of the methods detailed below:

•	Applying the 15% tax rate on 90% of the sums paid.

•	Applying the 15% tax rate, on the sum resulting from the deduction of the gross profit paid or credited, the expenses incurred in the country necessary for its obtaining, maintenance and conservation, as well as the deductions admitted by the Income Tax Law.

•	Distribution of Dividends

The collection of dividends and profits, in cash or in kind, except for shares or quotas, distributed by companies and other entities incorporated in the country mentioned by article a), paragraphs 1,2,3,6 and 7 e paragraph b), of article 69 of the Income Tax Law, are included in the 10% tax rate, except for the dividends received by companies and other local entities, which are still not computed for tax purposes. Dividends distributed to overseas beneficiaries shall be subject to a one-time 10% withholding. Therefore, every distribution of dividends performed by the Company to its shareholders shall be covered by the extension of the scope of the tax, except for those beneficiaries that are local “subjects- companies.”

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

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement), the discussion above regarding concerns expressed by the U.S. Treasury and the discussion below regarding passive foreign investment company rules, certain non-corporate U.S. dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at a maximum rate of 20%. Some non-corporate U.S. Holders may also be subject to a 3.8% net investment surtax. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE, where our ADSs are listed. You should consult your own tax adviser to determine whether the favorable rate may apply to dividends you receive in respect of our Class D shares or ADSs and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine income taxes. The dividends will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

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

Passive foreign investment company rules

YPF believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2015 and does not expect to be a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, you generally would be subject to additional filing requirements, imputed interest charges and other disadvantageous tax treatment (including the denial of taxation at the lower rates applicable to long-term capital gains with respect to any gain from the sale or exchange of Class D shares or ADSs). Certain elections might be available that would result in alternative treatments (such as mark-to-market treatment). U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of December 31, 2015, and from which we may derive gains or incur losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

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

Additionally, YPF is enabled to operate as settlement agent in the Rosario Futures Market (“ROFEX”). In this regard, in October 2015, YPF acquired ROFEX futures contracts whose underlying asset is the U.S. dollar, for a total of U.S.$ 255, which mature between February and May 2016. See Note 11.c to the Audited Consolidated Financial Statements.

The annual rate of devaluation of the Argentine peso was approximately 52.1% considering the period-end exchange rates for U.S. dollars as of December 31, 2015 and 2014. See “Item 5. Operating and Financial Review and Prospects—Macroeconomic Conditions” for additional information. The main effects of a devaluation of the Argentine Peso on our net income are those related to the accounting of deferred income tax related mainly to fixed assets, which we expect would have a negative effect; current income tax which we expect would have a positive effect; increased depreciation and amortization resulting from the remeasurement in pesos of our fixed and intangible assets; and exchange rate differences as a result of our exposure to the peso, which we expect would have a positive effect due to the fact that our functional currency is the U.S. dollar. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

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

Interest rate exposure

The table below provides information about our assets and liabilities as of December 31, 2015 that may be sensitive to changes in interest rates. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.”

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate
Other Receivables	667	—	—	—	—	—	667	667
Interest rate	3.5%- 22.5%
Variable rate
Other Receivables	44	10	10	10	—	—	74	74
Interest rate	CER(1)+8%/ 2 20.71% 24.64%	CER(1)+8%	CER(1)+8%	CER(1)+8%
Liabilities
YPF’s Negotiable Obligations	7,899	1,850	13,304	157	157	36,629	59,997	60,500
Interest rate	2%-8.875%	1.29% 25.75%	3.5% 8.875%	3.5% 8.875%	3.5%	8.5%-10%
Other debt	12,379	225	28	12	—	17	12,661	12,648
Interest rate	2%-31%	2%-26%	9.38%- 15.23%	9.38%- 15.23%		15.23%
Variable rate
YPF’s Negotiable Obligations	1,669	3,428	4,503	3,519	5,716	2,667	21,501	21,501
Interest rate	BADLAR(2) +3.2%- 4.25% / LIBOR +7.5%	BADLAR (2) +3.5 + 4.75% / LIBOR +7.5%	BADLAR (2) +0%- 4.75% / LIBOR +7.5%	BADLAR (2) + 0%- +4.75%	BADLAR (2) 0%-+4.75%	BADLAR (2) 0%-0.1%
Other debt	3,125	1,398	4,106	214	40	—	8,883	8,883
Interest rate	Libor +4- 6.5%/ BADLAR(2) +3-+4.5%%	Libor +4- 6.2%/ BADLAR(2) +3%-+4.5%	Libor +6%- 6.5%/ BADLAR +3%	Libor +6%- 6.2%/ BADLAR +3%	Libor +6%- 6.2%/ BADLAR +3%

(1)	Coeficiente de Estabilización de Referencia (CER) is a reference stabilization index established by the Public Emergency Law and published by the Argentine Central Bank.
(2)	Refers to the average interest rate that banks pay for deposits of more than Ps. 1 million.

Crude oil and other hydrocarbon product price exposure

Our results of operations are also exposed to volatility mainly in the prices of certain oil products, especially in connection with imports. Although we have occasionally contracted financial derivatives in the past with the aim of decreasing exposure to these commodities price risks, as of the date of this annual report YPF was not a party to any commodity hedging instruments in conection with crude oil and other hydrocarbon product prices. For information on our hydrocarbons delivery commitments as of December 31, 2015, see “Item 4. Information on the Company—Exploration and Production—Delivery commitments.”

ITEM 12.	Description of Securities Other than Equity Securities

American Depositary Shares

Our ADSs are listed on the NYSE under the symbol “YPF.” The Bank of New York Mellon is the Depositary. Each ADS represents the right to receive one share.

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

In 2015, the Depositary made no direct or indirect payments to YPF.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of December 31, 2015, YPF, under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of YPF’s management, including our current Principal Executive Officer and Principal Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). Based on this assessment, our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective based on those criteria.

Our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte & Co. S.A., an independent registered public accounting firm, as stated in their report included in the F-pages.

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

Our Board of Directors determined that Carlos Felices is an Audit Committee Financial Expert at the meeting held on December, 22, 2015. YPF believes that Mr. Felices possesses the attributes of an Audit Committee Financial Expert set forth in the instructions to Item 16A of Form 20-F. Mr. Felices is an independent director.

ITEM 16B.	Code of Ethics

YPF has adopted a Code of Ethics and Conduct (“Code of Ethics”) applicable to the Board of Directors and all employees, which was most recently amended effective August 22, 2014. Since January 1, 2015, we have not waived compliance with the Code of Ethics. YPF undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics.

The Code of Ethics establishes the implementation of an ethics hotline to receive complaints regarding the lack of fulfilment of the Code of Ethics, an Ethics Committee that will consider complaints received, the appointment of an Ethics Officer who will conduct pertinent investigations, the incorporation of a policy on prohibited periods for trading YPF securities to be followed by officers and those others to whom the Code of Ethics is applicable when conducting stock transactions, among other requirements.

A copy of the Code of Ethics can be found at the Company’s web page, www.ypf.com, or it can be requested in writing by telephone or facsimile from us at the following address:

YPF S.A.

Office of Shareholders Relations

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

Tel. (011-54-11) 5441-3500

Fax (011-54-11) 5441-3726

ITEM 16C.	Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Co. S.A. and affiliates by type of service rendered for the periods indicated.

	2015		2014		2013
Services Rendered	Fees	Expenses	Fees	Expenses	Fees	Expenses
	(in thousands of pesos)
Audit Fees	41,561	931	30,156	651	18,943	295
Audit-Related Fees (1)	2,384	—	3,646	—	455	—
Tax Fees	895	—	666	—	85	—
All Other Fees	2,824	—	170	—	288	—

	47,664	—	34,637	651	19,771	295

(1)	Includes the fees for the issuance of agreed upon procedures reports.

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

The pre-approval policy is as follows:

1.	The Audit Committee must pre-approve all audit and non-audit services to be provided to YPF or any of its subsidiaries by the external auditor (or any of its affiliates) of YPF.

2.	The Chairman of the Audit Committee has been delegated the authority to approve the hiring of YPF’s external auditor (or any of its affiliates) without first obtaining the approval of the Audit Committee for any of the services which require pre-approval as described in (1) above.

Services approved by the Chairman of the Audit Committee as set forth above must be ratified at the next plenary meeting of the Audit Committee.

All of the services described in the table above were approved by the Audit Committee of YPF.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Prices Paid per Share (Ps. per share)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Ps. Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)

January 2015	—	—	—	—

February 2015	—	—	—	—

March 2015	—	—	—	—

April 2015	—	—	—	—

May 2015	—	—	—	—

June 2015	—	—	—	120,000,000

June 2015 (from 09/06/2015 to 30/06/2015)	179,514	297.77	179,514	66,546,205

July 2015 (from 01/07/2015 to 31/07/2015)	173,521	331.30	173,521	9,057,923

August 2015 (from 03/08/2015 to 05/08/2015)	29,950	302.43	29,950	—

September 2015	—	—	—	—

October 2015				—

November 2015	—	—	—	—

December 2015	—	—	—	—

(a)	The Board of Directors, at its meeting held on June 8, 2015, approved a Stock Compensation Plan for employees, which allows YPF to repurchase its shares on the BASE and NYSE for an aggregate amount of up to Ps. 120 million.

See Note 1.b.10.iii to the Audited Consolidated Financial Statements.

ITEM 16F.	Change in Registrant’s Certifying Accountant

During the years ended December 31, 2015, 2014 and 2013 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.A., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

ITEM 16G.	Corporate Governance

See “Item 6. Directors, Senior Management and Employees—Compliance with New York Stock Exchange Listing Standards on Corporate Governance.”

PART III

ITEM 17.	Financial Statements

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

The following financial statements are filed as part of this annual report:

ITEM 19.	Exhibits

1.1	By-laws (Estatutos) of YPF S.A. as amended (Spanish Version) *

1.2	By-laws (Estatutos) of YPF S.A. as amended (English Version) **

11.1	Code of Ethics***

12.1	Section 302 Certification by Chief Executive Officer

12.2	Section 302 Certification by Chief Financial Officer

13.1	Section 906 Certification

23.1	Consent of DeGolyer and MacNaughton

23.2	Consent of IHS Global Canada Limited

99.1(a)	Reserves Audit Report of DeGolyer and MacNaughton for Maxus Energy Corporation as of December 31, 2015, dated January 25, 2016.

99.1(b)	Reserves Audit Report of IHS Global Canada Limited for YPF S.A. as of December 31, 2015, dated February 17, 2016.

*	Filed as Exhibit 1.1 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
**	Filed as Exhibit 1.2 to YPF’s 2009 annual report on Form 20-F filed on June 29, 2010.
***	Incorporated by reference to YPF’s 2014 annual report on Form 20-F filed on March 30, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Daniel Gonzalez
Name: Daniel Gonzalez
Title: Chief Financial Officer

Dated: March 17, 2016

SOCIEDAD ANONIMA

Consolidated Financial Statements

as of December 31, 2015

and Comparative Information

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the accompanying consolidated statements of financial position of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2015, 2014 and 2013, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of YPF SOCIEDAD ANONIMA and its controlled companies as of December 31, 2015, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2016, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Buenos Aires City, Argentina

March 3, 2016

Deloitte & Co. S.A.

/s/ Guillermo D. Cohen

Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of YPF SOCIEDAD ANONIMA:

We have audited the internal control over financial reporting of YPF SOCIEDAD ANONIMA (an Argentine Corporation) and its controlled companies (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 15). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of YPF SOCIEDAD ANONIMA and its controlled companies as of and for the year ended December 31, 2015 and our report dated March 3, 2016 expressed an unqualified opinion on those consolidated financial statements.

Buenos Aires City, Argentina

March 3, 2016

Deloitte & Co. S.A.

/s/ Guillermo D. Cohen

Partner

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA

Macacha Güemes 515 – Autonomous City of Buenos Aires, Argentina

FISCAL YEAR NUMBER 39

BEGINNING ON JANUARY 1, 2015

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

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

Filing with the Public Registry: Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Corporations, with the Public Registry of Buenos Aires City, in charge of Inspección General de Justicia (Argentine Registrar of Companies); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Corporations, with the above mentioned Registry.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 14, 2010.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated (modified by Law No. 26,831).

Capital structure as of December 31, 2015

(expressed in Argentine pesos)

– Subscribed, paid-in and authorized for stock exchange listing	3,933,127,930	(1)

(1)	Represented by 393,312,793 shares of common stock, Argentine pesos 10 per value and 1 vote per share

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2015, 2014 AND 2013

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	Notes	2015	2014	2013
ASSETS
Noncurrent Assets
Intangible assets	6.a	7,279	4,393	2,446
Fixed assets	6.b	270,905	156,930	93,496
Investments in companies	6.c	4,372	3,177	2,124
Deferred income tax assets, net	6.i	954	244	34
Other receivables	6.e	2,501	1,691	2,927
Trade receivables	6.f	469	19	54

Total noncurrent assets		286,480	166,454	101,081

Current Assets
Inventories	6.d	19,258	13,001	9,881
Other receivables	6.e	19,413	7,170	6,506
Trade receivables	6.f	22,111	12,171	7,414
Investment in financial assets	5	804	—	—
Cash and cash equivalents	6.g	15,387	9,758	10,713

Total current assets		76,973	42,100	34,514

TOTAL ASSETS		363,453	208,554	135,595

SHAREHOLDER’S EQUITY
Shareholders’ contributions		10,349	10,400	10,600
Reserves, other comprehensive income and retained earnings		110,064	62,230	37,416

SHAREHOLDERS’EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE PARENT COMPANY		120,413	72,630	48,016

Non-controlling interest		48	151	224

TOTAL SHAREHOLDERS’ EQUITY		120,461	72,781	48,240

LIABILITIES
Noncurrent Liabilities
Provisions	6.h	39,623	26,564	19,172
Deferred income tax liabilities, net	6.i	44,812	18,948	11,459
Taxes payable		207	299	362
Salaries and social security		—	—	8
Loans	6.j	77,934	36,030	23,076
Accounts Payable	6.k	625	566	470

Total noncurrent liabilities		163,201	82,407	54,547

Current Liabilities
Provisions	6.h	2,009	2,399	1,396
Income tax liability		1,487	3,972	122
Taxes payable		6,047	1,411	1,045
Salaries and social security		2,452	1,903	1,119
Loans	6.j	27,817	13,275	8,814
Accounts Payable	6.k	39,979	30,406	20,312

Total current liabilities		79,791	53,366	32,808

TOTAL LIABILITIES		242,992	135,773	87,355

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		363,453	208,554	135,595

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 and 2013

(Amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos, and as otherwise indicated – Note 1.b.1)

	Notes	2015	2014	2013
Revenues	6.l	156,136	141,942	90,113
Cost of sales	6.m	(119,537)	(104,492)	(68,094)

Gross profit		36,599	37,450	22,019

Selling expenses	6.n	(11,099)	(10,114)	(7,571)
Administrative expenses	6.n	(5,586)	(4,530)	(2,686)
Exploration expenses	6.n	(2,473)	(2,034)	(829)
Other operating results, net	6.o	(853)	(1,030)	227

Operating income		16,588	19,742	11,160

Income on investments in companies	7	318	558	353
Financial income	6.p	27,263	11,301	8,740
Financial loss	6.p	(16,016)	(9,826)	(6,008)
Other financial results	6.p	910	297	103

Financial results, net	6.p	12,157	1,772	2,835

Net income before income tax		29,063	22,072	14,348

Income tax	6.i	(24,637)	(13,223)	(9,269)

Net income for the year		4,426	8,849	5,079

Net income for the year attributable to:
– Shareholders of the parent company		4,579	9,002	5,125
– Non-controlling interest		(153)	(153)	(46)
Earnings per share attributable to shareholders of the parent company basic and diluted	9	11.68	22.95	13.05
Other comprehensive income:
Actuarial results – Pension plans(1)		6	25	6
Exchange differences from investments in companies(2)		(189)	—	—
Translation differences from investments in companies(3)		(1,466)	(677)	(416)
Translation differences from YPF S.A.(4)		45,407	16,928	12,441

Total other comprehensive income for the year(5)		43,758	16,276	12,031

Total comprehensive income for the year		48,184	25,125	17,110

(1)	Immediately reclassified to retained earnings
(2)	Exchange differences as recognized by the indirectly controlled company Gas Argentino S.A. in its statement of comprehensive income, which was reclassified by YPF as other comprehensive income upon the acquisition of negotiable obligations of the said controlled company (See Note 6.j).
(3)	Will be reversed to net income at the moment of the sale of the investment or full or partial reimbursement of the capital.
(4)	Will not be reversed to net income.
(5)	Entirely assigned to the parent company’s shareholders.

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2015
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2014	3,922	6,083	11	18	51	(310)	(15)	640	10,400
Accrual of share-based benefit plans	—	—	—	—	124	—	—	—	124
Repurchase of treasury shares	(4)	(6)	4	6	—	(120)	—	—	(120)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(108)	153	(100)	—	(55)

Balances as of December 31, 2015	3,922	6,083	11	18	67	(277)	(115)	640	10,349

	2015
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2014	2,007	5	12,854	320	3,648	34,363	9,033	72,630	151	72,781
Accrual of share-based benefit plans	—	—	—	—	—	—	—	124	—	124
Repurchase of treasury shares	—	—	—	—	—	—	—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—	—	—	(55)	—	(55)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	50	50
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2015 (4)	—	503	8,410	120	—	—	(9,033)	—	—	—
As decided by the Board of Directors of June 8, 2015 (4)	—	(503)	—	—	—	—	—	(503)	—	(503)
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(6)	6	—	—	—
Other comprehensive income	—	—	—	—	—	43,758	—	43,758	—	43,758
Net income	—	—	—	—	—	—	4,579	4,579	(153)	4,426

Balances as of December 31, 2015	2,007	5	21,264	440	3,648	78,115 (1)	4,585	120,413	48	120,461

(1)	Includes 80,982 corresponding to the effect of the translation of the financial statements of YPF S.A. and (2,867) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to U.S. dollar, as detailed in Note 1.b.1
(2)	Pension plans of investments in controlled companies.
(3)	Net of employees income tax withholding related to the share-based benefit plans
(4)	See Note 8.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013 (Cont.)

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2014
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2013	3,924	6,087	9	14	40	(110)	(4)	640	10,600
Accrual of share-based benefit plans	—	—	—	—	80	—	—	—	80
Repurchase of treasury shares	(6)	(10)	6	10	—	(200)	—	—	(200)
Settlement of share-based benefit plans (3)	4	6	(4)	(6)	(69)	—	(11)	—	(80)

Balances as of December 31, 2014	3,922	6,083	11	18	51	(310)	(15)	640	10,400

	2014
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Parent company’s shareholders	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2013	2,007	4	8,394	120	3,648	18,112	5,131	48,016	224	48,240
Accrual of share-based benefit plans	—	—	—	—	—	—	—	80	—	80
Repurchase of treasury shares	—	—	—	—	—	—	—	(200)	—	(200)
Accrual of share-based benefit plans (3)	—	—	—	—	—	—	—	(80)	—	(80)
Contributions of non-controlling interest	—	—	—	—	—	—	—	—	80	80
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2014	—	465	4,460	200	—	—	(5,125)	—	—	—
As decided by the Board of Directors of June 11, 2014	—	(464)	—	—	—	—	—	(464)	—	(464)
Other comprehensive income	—	—	—	—	—	16,276	—	16,276	—	16,276
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—	(25)	25	—	—	—
Net income	—	—	—	—	—	—	9,002	9,002	(153)	8,849

Balances as of December 31, 2014	2,007	5	12,854	320	3,648	34,363 (1)	9,033	72,630	151	72,781

(1)	Includes 35,764 corresponding to the effect of the translation of the financial statements of YPF S.A. and (1,401) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to U.S. dollar, as detailed in Note 1.b.1.
(2)	Pension plans of investments in controlled companies.
(3)	Net of employees income tax withholding related to the share-based benefit plans

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013 (Cont.)

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2013
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balances as of December 31, 2012	3,933	6,101	—	—	—		—	—	640	10,674
Accrual of share-based benefit plans	—	—	—	—	81	(4)	—	—	—	81
Repurchase of treasury shares	(12)	(19)	12	19	—		(120)	—	—	(120)
Settlement of share-based benefit plans (3)	3	5	(3)	(5)	(41)		10	(4)	—	(35)

Balances as of December 31, 2013	3,924	6,087	9	14	40		(110)	(4)	640	10,600

	2013
	Reserves								Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment		Other comprehensive income	Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balances as of December 31, 2012	2,007	—	5,751	—	—		6,087	6,741	31,260	—	31,260
Accrual of share-based benefit plans	—	—	—	—	—		—	—	81	—	81
Repurchase of treasury shares	—	—	—	—	—		—	—	(120)	—	(120)
Settlement of share-based benefit plans (3)	—	—	—	—	—		—	—	(35)	—	(35)
Purachase of equity interest in controlled company	—	—	—	—	—		—	—	—	178	178
Contributions of non-controlling interest	—	—	—	—	—		—	—	—	92	92
As decided by Ordinary and Extraordinary Shareholders’ meeting of April 30, 2013	—	330	2,643	120	3,648		—	(6,741)	—	—	—
As decided by the Board of Directors of August 9, 2013	—	(326)	—	—	—		—	—	(326)	—	(326)
Other comprehensive income	—	—	—	—	—		12,031	—	12,031	—	12,031
Actuarial gains reclassification – Pension Plan (2)	—	—	—	—	—		(6)	6	—	—	—
Net income	—	—	—	—	—		—	5,125	5,125	(46)	5,079

Balances as of December 31, 2013	2,007	4	8,394	120	3,648		18,112 (1)	5,131	48,016	224	48,240

(1)	Includes 18,836 corresponding to the effect of the translation of the financial statements of YPF S.A. and (724) corresponding to the effect of the translation of the financial statements of investments in companies with functional currency different to U.S. dollar, as detailed in Note 1.b.1 During fiscal year ended on December 31, 2013, (115) have been reclassified for purposes of the effect of the conversion of Pluspetrol Energy S.A’s financial statements due to the said company’s spin off.
(2)	Pension plans of investments in controlled companies.
(3)	Net of employees income tax withholding related to the share-based benefit plans.
(4)	Includes 38 corresponding to long-term benefit plans as of December 31, 2012, which were converted to share-based benefit plans (see Note 1.b.10) and 43 corresponding to the accrual of share-based benefit plans for the year ended December 31, 2013.

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEAR ENDED DECEMBER 31, 2015, 2014 AND 2013

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

	2015	2014	2013
Cash flows from operating activities
Net income	4,426	8,849	5,079
Adjustments to reconcile net income to cash flows provided by operating activities:
Result on investments in companies	(318)	(558)	(353)
Depreciation of fixed assets	26,685	19,936	11,236
Amortization of intangible assets	323	469	197
Consumption of materials and retirement of fixed assets and intangible assets, net of provisions.	3,773	4,041	2,336
Charge on income tax	24,637	13,223	9,269
Net increase in provisions	6,133	5,561	3,390
Exchange differences, interest and other (1)	(13,449)	(2,116)	(3,669)
Share-based benefit plan	124	80	81
Accrued insurance	(1,688)	(2,041)	(1,956)
Changes in assets and liabilities:
Trade receivables	(8,031)	(3,824)	(2,627)
Other receivables	(6,143)	248	(1,332)
Inventories	101	(244)	(732)
Accounts payable	6,211	5,067	3,243
Taxes payables	4,544	218	272
Salaries and social security	549	727	253
Decrease in provisions due to payment/use	(1,758)	(1,974)	(713)
Dividends received	180	299	280
Proceeds from collection of lost profit insurance	2,036	1,689	—
Income tax payments	(6,931)	(3,496)	(3,290)

Net cash flows provided by operating activities	41,404	46,154	20,964

Investing activities: (2)
Acquisition of fixed assets and intangible assets	(63,774)	(50,213)	(27,639)
Contributions and acquisitions of interests in companies and joint operations	(163)	(967)	(20)
Advances received from sale of fixed and intangible assets	—	2,060	5,351
Acquisition of subsidiaries net of acquired cash and cash equivalents	—	(6,103)	107
Investments in financial assets	(324)	—	—
Proceeds from collection of damaged property’s insurance	212	1,818	—

Net cash flows used in investing activities	(64,049)	(53,405)	(22,201)

Financing activities: (2)
Payments of loans	(24,090)	(13,320)	(6,804)
Payments of interest	(6,780)	(5,059)	(2,696)
Proceeds from loans	55,158	23,949	16,829
Repurchase of treasury shares	(120)	(200)	(120)
Contributions of non-controlling interests	—	80	96
Dividends paid	(503)	(464)	(326)

Net cash flows provided by financing activities	23,665	4,986	6,979

Translation differences provided by cash and cash equivalents	4,609	1,310	224

Net increase (decrease) in cash and cash equivalents	5,629	(955)	5,966

Cash and cash equivalents at the beginning of year	9,758	10,713	4,747
Cash and cash equivalents at the end of year	15,387	9,758	10,713

Net increase (decrease) in cash and cash equivalents	5,629	(955)	5,966

COMPONENTS OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR
- Cash	13,920	6,731	4,533
- Cash equivalents	1,467	3,027	6,180

TOTAL CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	15,387	9,758	10,713

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to :

	2015	2014	2013
Acquisition of fixed assets and concession extension easements not paid	6,799	7,567	5,604
Net increases (decreases) related to hydrocarbon wells abandonment obligation costs	(1,281)	(268)	4,357
Dividends receivable	100	—	—
Decrease of loans for “El Orejano” agreement	2,373	—	—
Contributions of non-controlling interests	50	—	—
Capital contributions in kind from investments in companies	—	342	133

Accompanying notes are an integral part of consolidated financial statements.

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of Argentine Pesos, except shares and per share amounts expressed in Argentine Pesos, and as otherwise indicated – Note 1.b.1)

1. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

1.a. Basis of preparation

–	Application of International Financial Reporting Standards

The consolidated financial statements of YPF S.A. (hereinafter “YPF” or “the Company”) and its controlled companies (hereinafter and all together, the “Group”) for the year ended December 31, 2015 are presented in accordance with International Financial Reporting Standard (“IFRS”). The adoption of these standards as issued by the International Accounting Standards Board (“IASB”) was determined by the Technical Resolution No. 26 (ordered text) issued by Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and the Regulations of the Argentine Securities Commission (“CNV”).

Also, some additional issues required by the Argentine General Corporations Law and/or CNV’s regulations have been included. This information is contained in the Notes to these consolidated financial statements, only for purposes of fulfillment of these regulatory requirements.

The amounts and other information corresponding to the years ended on December 31, 2014 and 2013 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 3, 2016 and will be considered by the next annual Shareholders’ meeting. In addition for purpose of its presentation to the Securities and Exchange Commission of the United States of America, the Note 20 “Supplemental information on Oil and Gas producing activities (unaudited)” has been included.

–	Current and non-current classification

The presentation in the statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activities operating cycle.

The operating cycle for the Group activities is 12 months. Therefore, current assets and liabilities include assets and liabilities which are realized or settled within the 12-month period from the end of the fiscal year.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities, as current and non-current, respectively.

–	Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

–	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made at the date of preparation of these consolidated financial statements.

Significant judgments made by Management in applying the Group’s accounting policies and the main estimations and critical judgments are disclosed in Note 1.c)

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

Interest in joint operations and other agreements which gives the Company a percentage contractually established over the rights of the assets and obligations that emerge from the contract (“joint operations”), have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of joint operations are presented in the consolidated financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 16 details the fully consolidated controlled companies. Note 17 details the main joint operations, on a pro rata consolidation basis.

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

The Company, directly and indirectly, holds approximately 100% of capital of the consolidated companies, with the exception of the indirect holdings in Metrogas S.A. (“Metrogas”) and YPF Tecnología S.A. In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

b)	Business combinations

As detailed in Note 2, on February 12, 2014, YPF and its subsidiary YPF Europe B.V. accepted the offer made by Apache Overseas Inc. and Apache International S.à.r.l. for the acquisition of 100% of its interest in companies controlling Apache Group’s assets in Argentina completing the precedent conditions set forth in that agreement on March 13, 2014 (take over control date). Additionally, during the second quarter of 2013 the Company obtained control over Gas Argentino S.A. (“GASA”), parent company of Metrogas, and as from August, 2013, over YPF Energía Eléctrica S.A. (“YPF Energía Eléctrica”), a company resulting from the spin-off of Pluspetrol Energy S.A.

The Company has consolidated the results of operations of Apache Group (hereinafter YSUR), GASA, and consequently of its subsidiaries, and of YPF Energía Eléctrica as from the moment in which it obtained control over such companies. The accounting effects of the above mentioned transactions, which include the purchase price allocation to the assets and liabilities acquired, are disclosed in Note 2.

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

Transactions in currencies other than the functional currency of the Company are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of cancellation the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange prevailing at such date and the exchange differences arising from such measurement are recognized as “Financial results, net” in the consolidated statement of comprehensive income for the year in which they arise.

Assets, liabilities and results of controlled companies and investments in other companies are shown in their respective functional currencies. The effects of the conversion into U.S. dollars of the financial information of those companies whose functional currency is other than U.S. dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

Presentation currency:

According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are translated into the presentation currency, as per the following procedures:

–	Assets and liabilities of each of the balance sheets presented are translated using the exchange rate at the balance sheet closing date;

–	Items of the Consolidated Statement of Comprehensive Income are translated using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate);

–	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income”.

Tax effect on Other comprehensive Income:

Results included in Other Comprehensive Income in connection with translation differences generated by investments in companies whose functional currency is other than US dollar as well as conversion differences arising from the translation of YPF´s financial statements into its presentation currency (pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net income or taxable income.

1.b.2) Financial Assets

a)	Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into two categories: assets measured at fair value and assets measured at amortized cost. This classification depends on whether the financial asset is a debt instrument or an equity instrument.

i. Debt instruments

–	Financial assets at amortized cost

A debt instrument is classified as an asset measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payment of capital and interest.

As of the closing date of these financial statements, the Group’s financial assets at amortized cost include certain elements of cash and cash equivalent, trade receivables and other receivables.

–	Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as an asset measured “at fair value through profit or loss”.

Changes in fair values and gains from disposals of financial assets at fair value through profit or loss (except for the derivative instruments referred to in Note 1.b.17) are recorded within “Financial Results, net”, in the Consolidated Statement of Comprehensive Income.

As of the closing date of these financial statements, the Group’s financial assets at fair value through profit or loss include derivative financial instruments and mutual funds.

ii. Equity instruments

As of the closing date of these financial statements, the Group does not hold any equity instrument.

b)	Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset which is not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method.

The Group reclassifies all affected debt instruments only when its business model for managing those assets changes.

c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. Impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the assets and such impairment may be reliably measured.

Evidence of impairment may include indications that debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankrupt or other financial reorganization, and when observable information indicates that there is a measurable decrease in the estimated future cash flows.

The impairment amount is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred), discounted at the financial asset’s original effective interest rate . The carrying amount of the asset is reduced and the amount or the loss is recognized in the statement of comprehensive income. For practical purposes, the Group may measure impairment on the basis of an instrument’s fair value, using an observable market price. If, in a subsequent period, the amount the impairment loss decreases and the decrease can be related objectively to and event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the statements of income.

d)	Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

1.b.3) Inventories

Inventories are valued at the lower of their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs which have been incurred when bringing the inventory to its present location and condition.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product.

The Group assesses the net realizable value of the inventories at the end of each year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

Raw materials, packaging and others are valued at their acquisition cost.

1.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets (see Note 6.a). At the end of each year, such assets are measured at cost, considering the criteria adopted by the Group in the transition to IFRS, less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Group are as follows:

I.	Service concessions arrangements: includes transportation and storage concessions (see Note 6.a). These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

II.	Exploration rights: the Group recognizes exploration rights as intangible assets, which are valued at their cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable. Investments related to unproved properties are not depreciated. These investments are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory wells drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

III.	Other intangible assets: mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable. These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. The Group reviews annually the mentioned estimated useful life.

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

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the Federal Energy Secretariat for oil and petroleum derivatives pipelines, and by ENARGAS, for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petroquímicos Fiscales as of such date. The main pipelines related to said transportation concessions are the following:

–	La Plata / Dock Sud

–	Puerto Rosales / La Plata

–	Monte Cristo / San Lorenzo

–	Puesto Hernández / Luján de Cuyo

–	Luján de Cuyo / Villa Mercedes

Thus, assets meeting certain requirements set forth by the IFRIC 12, which at Management’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

The Group has no intangible assets with indefinite useful lives as of December 31, 2015, 2014 and 2013.

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

In Note 16 are detailed the investments in companies.

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

1.b.6) Fixed assets

i. General criteria:

Fixed assets are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year or whenever there are indicators that the assets may have become impaired, as detailed in Note 1.b.8.

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

The Group reviews annually the estimated useful life of each class of assets.

iii. Oil and gas exploration and production activities:

The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets (see Notes 1.b.4 and 6.a).

Exploration costs, excluding the costs associated to exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 6.b).

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

v. Environmental tangible assets:

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and do not raise the assets carrying value above their estimated recoverable value.

The environmental related assets and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding assets which are classified according to their accounting nature.

1.b.7) Provisions

The Group makes a distinction between:

a)	Provisions: represent legal or assumed obligations, arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as those obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of a future events that are out of the control of the Company (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties (see Note 10); and

b)	Contingent liabilities: represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets” (see Note11).

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group, and considering the estimated production of each field (and therefore its abandonment) and provisions for pension plans, in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

1.b.8) Impairment of fixed assets and intangible assets

For the purpose of evaluating the impairment of fixed assets and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indicators that the carrying value of an asset may not be recoverable.

In order to assess impairment, assets are grouped into Cash-Generating Units (“CGU”), whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Group´s assets were grouped into eleven CGU.

Exploration and Production Segment

The assets included in this segment have been grouped into seven CGU. One that gathers the assets of YPF fields, which basically have crude oil reserves; five CGU that group the assets of YPF and YSUR fields which basically have natural gas reserves, according to the Argentina’s basins, and another one that gathers the assets in the United States fields.

–	CGU Oil – YPF;

–	CGU Oil – YPF Holdings

–	CGU Gas – Neuquina Basin– YPF;

–	CGU Gas – Noroeste Basin – YPF;

–	CGU Gas – Austral Basin – YPF;

–	CGU Gas – Neuquina Basin – YSUR;

–	CGU Gas – Austral Basin – YSUR.

Downstream Segment

The assets included in this segment have been grouped in three CGU. The YPF Downstream CGU which mainly includes the assets assigned to the crude oil refining activity (or that complement such activity), the petrochemical industry and marketing of such products. The Metrogas CGU, which includes assets related to the distribution of natural gas and YPF Energía Eléctrica CGU, which includes assets related to generation and commercialization of electric energy.

Corporate Segment

A-Evangelista CGU mainly included of the assets used for the construction activity related to the Company’s business.

This aggregation is the best reflection of how the Group currently makes its management decisions for the generation of separate cash flows of the assets.

The recoverable amount is the higher of, the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average capital cost employed for each CGU.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous periods needs to be made.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

1.b.9) Methodology used in the estimation of recoverable amounts

Group´s General Criteria: The recoverable amount of fixed assets and intangible assets is generally estimated on the basis of their value in use, calculated on the basis of future expected cash flows derived from the use of the assets, discounted at a rate that reflects the weighted average capital cost employed.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including gas distribution applicable fees), outstanding regulations, estimation of cost increase, employee costs and investments.

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

Downstream cash flows are estimated on the basis of the projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections evaluation horizon is 10 years, considering an annual rent for the last period, based on the long useful life of this GCU assets.

The reference prices considered are based on a combination of market prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

Estimated net future cash flows are discounted to its present value using a rate that reflects the weighted average capital cost employed for each CGU.

1.b.10) Employee benefit plans and share-based payments

i. Retirement plan:

Effective March 1, 1995, the Group have established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation and the Group will pay an amount equal to that contributed by each member.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

ii. Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and are paid in cash.

iii. Share-based benefit plan:

From the year 2013, YPF has decided to implement a share-based benefit plan. This plan organized in annual programs, covers certain executive and management positions and key or with critical technical knowledge personnel. The above mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution. During the year 2013, the implementation of these plans has included the conversion of certain long term compensation plans existing to date of implementation.

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

Likewise, the Board of Directors at its meeting held on June 8, 2015, approved the creation of a new share-based benefit plan 2015-2017, which will be valid for three years from July 1, 2015 (grant date), with similar characteristics to the existing plans.

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

iv. Pension plans and other Post- Retirement and Post- employment for YPF Holdings Inc.:

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

Additional disclosures related to the mentioned plans, are included in Note 13.

Additionally, Management believes that the deferred tax asset generated by the cumulative actuarial losses related to the pension plans of YPF Holdings Inc., will not be recoverable based on estimated taxable income generated in the jurisdiction in which they are produced.

1.b.11) Revenue recognition

General criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer following the conditions described below:

–	the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

–	the Group does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

–	the amount of revenue can be measured reliably;

–	it is probable that the economic benefits associated with the transaction will flow to the Group; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue recognition related to Government incentive programs

Incentives to the Additional Injection of natural gas and to the production of crude oil (see Note 11.c) granted by the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment by Resolutions No. 1/2013 and No. 14/2015, respectively, fall within the scope of the IAS 20 “Accounting for Government grants and disclosure of government assistance”, as they constitute economic compensations for the companies committed to increasing their respective production. Incentives have been included in “Revenues” in the Consolidated Statement of Comprehensive Income.

Likewise, these regulations also apply to the temporary economic assistance by Metrogas (see Note 11.c), as approved by Resolution No. 263/2015 of the Federal Energy Secretariat as its purpose is to fund the expenses and investments related to the normal operation of the natural gas distribution service through networks, while preserving the chain of payment to natural gas producers until the Tariff Review is concluded. The incentives have been included in the item “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

In addition, Argentine tax authorities provide a tax incentive for investment in capital goods, computers and telecommunications for domestic manufacturers through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company A-Evangelista S.A. The Group recognizes such incentive when the formal requirements established by Decrees No. 379/01, 1551/01, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received. The bond received may be computed as a tax credit for the payment of national taxes (i.e., Income Tax, Tax on Minimum Presumed Income, Value Added Tax and Domestic Taxes) and may also be transferred to third parties. The incentives have been included in the item “Other operating results, net” in the Consolidated Statement of Comprehensive Income.

Recognition of this income is made at its fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related therewith have been fulfilled.

Recognition of revenues and costs associated with construction contracts method

Revenues and costs related to construction activities performed by A-Evangelista S.A. are accounted for in the consolidated statement of comprehensive income for the year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress.

The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

The table below details information related to the construction contracts as of December 31, 2015, 2014 and 2013:

		Contracts in progress
	Revenues of the year	Costs incurred plus accumulated recognized profits	Advances received	Retentions
2015	455	577	—	—

2014	419	418	—	—

2013	312	2,359	368	—

1.b.12) Leases

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

Financial Leases

The Group has no financial leases as they are defined by IFRS.

1.b.13) Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 8.

Diluted earnings per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as if they had been converted.

In computing diluted earnings per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Diluted earnings per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted earnings per share excludes potential ordinary shares if their effect is anti-dilutive.

As of the date of the issuance of these financial statements, there are no YPF´s instruments outstanding that imply the existence of potential ordinary shares (also taking into account the Company’s intent to cancel the Share-based benefit plans through their repurchase in the market). Thus the basic earnings per share matches the diluted earnings per share. See Note 9.

1.b.14) Financial liabilities

Financial liabilities are initially recognized at their fair value less the transaction costs incurred. Since the Group does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

The Group derecognizes financial liabilities when the related obligations are settled or expire.

At the closing of these consolidated financial statements, the Group’s financial liabilities at amortized cost include account payables and loans.

In order to account for the exchange of debt obligations arising from the voluntary reorganization petition of Metrogas and GASA for new negotiable obligations executed on January 11, 2013 and March 15, 2013, respectively, the Group has followed the guidelines provided by IFRS 9, “Financial Instruments”.

IFRS 9 states that an exchange of debt instruments between a borrower and a lender shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability when the instruments have substantially different terms. The difference between the carrying amount of the financial liability extinguished and the consideration paid, which includes any non-cash assets transferred or liabilities assumed, is recognized in net incomef for the period or fiscal year. The Group considers that the terms of the outstanding debt obligations, arising from the voluntary reorganization petition, subject to the exchange are substantially different from the new negotiable obligations. Additionally, the Group has evaluated and positively concluded over the estimated funds that such companies will have to comply with the terms of the debt and that allows the recognition of the debt relief. Consequently, Metrogas and GASA have recorded the debt instruments’ exchange following the guidelines mentioned above. Also, according to IFRS 9 the new negotiable obligations were recognized initially at fair value, net of transaction costs incurred and subsequently measured at amortized cost. In the initial recognition, the fair value of such debt has been estimated using the discounted cash flow method, in the absence of quoted prices in active markets representative for the amount issued.

1.b.15) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Group recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carry forwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

Additionally, the Group calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

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

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate.

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

Law No. 25,561 on Public Emergency and Exchange System Reform (“Public emergency law”), issued in January 2002, established duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego province”, which were previously exempted. In addition, Law No. 26,732 published in the Official Gazette in December 2011 extended for an additional 5 years the mentioned regime. On November 16, 2007, the Ministry of Economy and Production (“MEP”) published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other refined products. In addition, the Resolution No. 1/2013, published on January 3, 2013 and the Resolution No. 803/2014 published on October 21, 2014 from the Ministry of Economy and Public Finance modified the reference and floor prices.

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

1.b.16) Shareholders’ equity accounts

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

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. Also, this item may be used to compensate accumulated losses.

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

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Note 8).

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

Legal reserve

In accordance with the provisions of Law No. 19,550, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2015, the legal reserve has been fully integrated amounting 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 1.b.10.iii).

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

Non-controlling interest

Corresponds to the interest in the net assets acquired and net income of Metrogas (30%) and YPF Tecnología S.A. (49%), representing the rights on shares that are not owned by YPF.

1.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes. As of this date, the Group has used US dollar future exchange rate agreements.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. As of this date, the Group has not applied hedge accounting to its derivative financial instruments. Gains or losses from these derivative financial instruments are classified as “Financial results, net”, in the statement of comprehensive income.

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year. As of December 31, 2015, the Group only holds derivative instruments traded on active markets

1.b.18) Trade receivables and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

A provision for bad debt is created where there is objective evidence that the Group may not be able to collect all receivables within the original payment terms. Indicators of bad debts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankrupt, or any event of default or past due account.

In the case of larger non-homogenous receivables, the impairment provision is calculated on an individual basis. When assessed individually, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable and its carrying amount, taking into account existing collateral, if any. This provision takes into consideration the financial condition of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group does not hold significant homogeneous credits.

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statement of comprehensive income.

1.b.19) Cash and cash equivalents

In the consolidated statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of three months or less. They do not include bank overdrafts.

1.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the period in which they are approved.

1.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when YPF takes effective control over the acquired company.

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and, goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at their acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Group shall remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Group. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

1.b.22) Total or partial disposal of foreign operation whose functional currency is other than the U.S. Dollar

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences are re-attributed to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income.

1.b.23) Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. Operating segments are described in Note 4.

1.b.24) New standards issued

As required by IAS 8, “Accounting policies, changes in accounting estimates and errors”, we detail below a brief summary of the standards or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statement and, therefore, have not been adopted by the Group.

The standards, interpretations and related amendments published by the IASB whose application is mandatory as of the closing date of these consolidated financial statements and, therefore, have been applied by the Group, are the following:

IAS 19 – Employee Benefits

In November 2013, IASB issued an amendment to IAS 19, to simplify the accounting on employees’ contribution or third party to the defined benefit plans, allowing recognition of the aforementioned contribution as a reduction in the service cost in the period in which the related service was rendered rather than recognizing it at the service period.

It is applicable for fiscal years beginning on or after July 1, 2014.

Annual improvements of IFRS –– 2010-2012 Cycle

The 2010-2012 annual improvements are applicable to fiscal years beginning on or after July 1, 2014. There follows a summary of the main standards amended and the purposes thereof.

Standard	Purpose of the amendment
IFRS 2 Share-based payment	Definition of the vesting conditions.

IFRS 3 Business Combinations	Accounting for the contingent consideration under a business combination

IFRS 8 Operating Segments	(i) Disclosure of criteria applied to decided whether or not to group operating segments, (ii) when is required reconciliation of all assets of the reportable segments to the assets of an entity

IFRS 13 Fair value measurement	Short-term receivables and payables

IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets	Method of revaluation, pro rata restructuring of acumulated depreciation (amortization)

IAS 24 Relates Parties Disclosures	Key management staff

Annual improvements of IFRS. 2011-2013 Cycle

The 2011-2013 annual improvements are applicable to fiscal years beginning on or after July 1, 2014. There follows a summary of the main standards amended and the purposes thereof.

Standard	Purpose of the amendment
IFRS 3 Business combinations	Exemptions to the scope of joint ventures

IFRS13 Fair value measurement	Scope of paragraph 52 (portfolio exception)

IAS 40 Investment Property	Clarification of the interpretation between IFRS 3 and IAS 40 in classifying of property as investment property or property occupied by owner

Standards or interpretations issued by the IASB whose application is not mandatory at the closing date of these consolidated financial statements and have not been adopted by the Company.

IFRS 9 – Financial Instruments

In July 2014, IASB introduced an amendment to supersede IAS 39. The standard includes the requirements for classification and measurement, impairment and hedge accounting of financial instruments. It is effective for fiscal years beginning on or after January 1, 2018 with early application permitted.

IFRS 11 – Join Arrangements

In May 2014, IASB amended IFRS 11 in order to establish that acquisitions of participations in joint operations whose activities constitute a business as defined by IFRS 3, apply the accounting principles set out in this standard. It is effective for fiscal years beginning on or after January 1, 2016, with the early application permitted.

Amendments to IFRS 11 provide guidelines as to how to account for the acquisition of an interest in a joint venture in which activities constitute a business as per the definition of IFRS 3, “Business Combinations”.

Also, a joint operator is required to disclose the significant information requested by the IFRS 3 and other standards applicable to business combinations.

Entities must apply amendments prospectively to the acquisitions of interests in joint ventures occurring from the beginning of fiscal years commencing on January 1, 2016.

The Company’s Management does not anticipate that the application of these amendments to IFRS 11 will have a significant effect on the financial statements of the Company, as the Company does not deal in these types of transactions.

IFRS 14 – Regulatory deferral accounts

In January 2014, the IASB approved IFRS 14 which is applicable to all fiscal years beginning on or after January 1, 2016, and which is authorized to be applied in advance. The scope of this Standard is limited to entities which have adopted the IFRS for the first time and which have recognized the balances of the regulated activities deferral accounts in their financial statements according to their previous accounting standards. The first accounting statements presented by the Group under the IFRS were as of December 31, 2012 and the standard was issued in January 2014. Therefore, the Group has not applied this standard to its financial statements.

IFRS 15 – Revenues from contracts with customers

IFRS 15 is effective for periods reported as beginning on January 1, 2018 or later, though its early application is permitted. Entities may decide whether to apply the model retrospectively or use an amended transition approach, to which the standard will be applied retrospectively only in the event of contracts which have not been completed by the initial application date (e.g. January 1, 2018 for a company whose fiscal year ends on December 31)

IFRS 15 sets forth a comprehensive and detailed model for the entities to use it in the accounting of revenues from contracts with customers. It shall substitute for the following revenues Standards and Interpretations as of its effective date:

- IAS 18 Revenue;

- IAS 11 Construction contracts;

- IFRIC 13 Customer loyalty programmes;

- IFRIC 15 Agreements for the construction of real estate;

- IFRIC 18 Transfer of assets from customers; and

- SIC 31: Barter transactions involving advertising services.

IAS 16 and 38 – Depreciation and amortization methods

Amendments to IAS 16, “Property, plant and equipment” prohibits entities from applying a depreciation method based in the income from property, plant and equipment items. On the other hand, amendments to IAS 38, “Intangible assets” include legal presumptions ascertaining that revenues are not appropriate principles for the amortization of intangible assets.

Amendments apply prospectively to annual fiscal years beginning on or after January 1, 2016, and its advanced application is permitted.

IAS 16 and 41 – Agriculture – Production Plants

Amendments to IAS 16 and IAS 41, “Agriculture” define the concept of “production plant”. In addition they require biological assets to meet this definition in order to be accounted for as property, plant and equipment under IAS 16 rather than IAS 41. As to the amendments, production plants may be measured using the cost model or the revaluation model set forth in IAS 16.

Amendments are retroactively applied for fiscal years beginning on or after January 1, 2016 and advanced application is permitted. As a temporary provision, entities need not disclose the quantitative information required by paragraph 28 (f) of IAS 8 for the current period. However, quantitative information is required for the previous fiscal year filed.

IAS 27 – Separate Financial Statements

Amendments focus on separate financial statements and allow the use of the equity method in such financial statements.

Amendments are retroactively applied for fiscal years beginning on or after January 1, 2016 and advanced application is permitted

IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and the IAS 28 to clarify that in transactions involving a controlled company, the extension of the profit or loss to be recognized in the financial statements depends on whether the controlled company sold or contributed constitutes a business according to the IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these amendments indefinitely depending on the result of its research project on the accounting through the equity method, which was approved on December 17, 2015.

IAS 1 – Presentation of the financial statements – Disclosures initiative

Amendments to IAS 1 are effective for fiscal years beginning on or after January 1, 2016 and advanced application is permitted. The application of the amendments need not be disclosed.

The amendments were a response to the comments that there were difficulties in the application of the materiality concept in practice at the time of drafting some of the requirements of IAS 1 has been interpreted to avoid the use of judgment. Some highlights of the amendments are as follow:

•	The entity should not reduce the understandability of its financial statements by concealing substantial information with irrelevant information or by adding material elements with different nature or function.

•	The entity does not need to disclose specific information required by the IAS if the resulting information is not material.

•	In the section “Other comprehensive income” of a Statement of Comprehensive Income and other comprehensive income, amendments require separate disclosures for the following elements:

-	the proportion of other comprehensive income of associates and joint ventures which is recognized by the equity method and which will not be subsequently reclassified to results, and

-	the proportion of other comprehensive income of associates and joint ventures which is recognized by the equity method and which will be subsequently reclassified to results.

In addition, amendments to IAS 1 are related to the following matters:

•	Materiality

•	Disaggregation and subtotals

•	Notes

•	Disclosure of accounting policies

•	Other comprehensive income resulting from investments recognized by the equity method

IFRS 10, IFRS 12 and IAS 28 – Exemption from consolidation for investment entities.

In December 2014, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 28 which are applicable to fiscal years beginning on or after January 1, 2016, and may be applied in advance.

Amendments clarify, among other things that the exemption from preparation of consolidated financial statements is available for a controlling entity which is controlled by an investment entity, even if the investment entity measures all its controlled companies at fair value under IFRS 10. The amendments resulting from IAS 28 to clarify the exemption from applying the equity method is applicable to an investor in an associate or joint venture if such investor is controlled by an investment entity which measures all its investments at fair value.

Amendments further clarify that the requirement that an investment entity consolidate a controlled company that provides services related to the foregoing investment activities is only applicable to controlled companies which are not investment entities.

On the other hand, amendments clarify that by applying the equity method to an associate or joint venture which is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its affiliates.

Finally, it is also made clear that an investment entity that measures all its controlled companies at fair value must make the disclosures required by IFRS 12 “Disclosure of interest in other entities”.

Annual improvements to the IFRS- 2012-2014 Cycle

In September 2014, the IASB issued 2012-2014 annual improvements which are applicable to fiscal years beginning on or after January 1, 2016, and may be applied in advance.

There follows a summary of the main standards amended and their respective purposes:

Standard	Purpose of amendment
IFRS 5 Non-current assets held for sale and discontinued operations.	Changes in assets disposal methods

IFRS 7 Financial instruments disclosures (with amendments results from IFRS 1 amendments)	(i) Service Agreements (ii) Applicability of IFRS 7 amendments to compensation disclosures in condensed interim financial statements.

IAS 19 Employee Benefits	Discount rate: regional market issues

IAS 34 Interim financial reporting	Disclosure of information included “elsewhere in the interim financial statement’

Currently the Group is analyzing the impact of the enforcement of standard amended and new standards.

1.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of the financial statements are: (1) crude oil and natural gas reserves; (2) provisions for litigation and other contingencies; (3) provisions for environmental liabilities and hydrocarbon wells abandonment obligations (see Note 1.b.6 paragraph iv); (4) the calculation of income tax and deferred income tax; and (5) provision for impairment of fixed assets and intangible asset (see Note 1.b.9).

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Company’s decision-making process. The volume of crude oil and gas reserves is used to calculate the depreciation using unit of production ratio and to assess the impairment of the capitalized costs related to the exploration and production assets (see Notes 1.b.8 and 1.b.9 and last paragraph of this note)

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by the U.S. Securities and Exchange Commission (“SEC”).

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

Provisions for environmental costs

Given the nature of its operations, the Group is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. YPF management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation, the Group has accrued the environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Company’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

Additionally, certain environmental contingencies in the United States of America were assumed by Tierra Solutions Inc. and Maxus Energy Corporation, indirect controlled companies through YPF Holdings Inc. The detail of these contingencies is disclosed in Note 10.

Income tax and deferred income tax assets and liabilities

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions impacting the Group´s tax balances.

Provision for impairment of fixed assets and intangible assets

As indicated in Note 1.b.8 and 1.b.9, as a general criterion, the method used to estimate the recoverable amount of fixed assets and intangible assets mainly consists in the calculation of the value in use, based on the future estimate cash flows resulting from the exploitation of the relevant assets, discounted at a rate that reflects the weighted average capital employed.

For fiscal year 2015, the discount rate was 10.33% after taxes (the discount rate applied for fiscal year 2014 was 10.86% after taxes).

Calculations of crude oil price estimates for fiscal year 2015 for the CGU Oil—YPF of the Exploration and Production Segment have taken into account the disengagement of internal market prices from international prices with respect to this product in the latest years, based on the negotiations between country’s Producers and Refineries and Argentine Government policies intended to preserve the sector activity levels and ensure the crude oil supply for the country. Therefore, the following local market price presumptions have been considered for the different varieties of crude oil: i) for 2016 and 2017 the Company has considered local market prices according to the negotiations between Producers and Refineries based on prices currently effective since January 2016, resulting in an estimate of US$/Bbl 67.5 for Medanito crude oil, US$/Bbl 54.9 for Escalante crude oil and US$/Bbl 55.9 for Cañadón Seco crude oil; ii) for 2018, 2019 and 2020, it has been considered the estimates for the local prices based on the the estimation of the international price (adjusted by the quality of each type of crude oil, freight and the relative shortage situation in the local market) set on the basis of estimate Brent crude oil values according to analysts’ consensus estimates available as of December 31, 2015 (at US$/Bbl 68.7 for 2018, US$/Bbl 68.3 for 2019 and US$/Bbl 69.3 for 2020); and iii) thereafter, a projected price curve is considered on the basis of an adjustment by United States of America forecasted inflation.

Based on the above mentioned methodology and presumptions, the Group has recorded a charge for impairment of fixed assets with respect to the CGU Oil - YPF of the Exploration and Production Segment of 2,361 as of December 31, 2015, mainly due to a decrease in the short-term price of oil in the local market and a reduction in the expectations of medium and long term international prices. The recoverable amount of the CGU Oil – YPF, after taxes, amounts to 76,829.

In addition, the Group has recorded a charge for impairment of fixed assets for the CGU Oil - YPF Holdings which groups the assets of crude oil production fields in the United States, of 94 as of December 31, 2015, due to a decrease in crude oil international prices. The recoverable amount of the CGU Oil – YPF Holdings amounts to 179. Likewise, the Group has recorded a charge for impairment of intangible assets of 80 related to exploration rights of which the recoverable amount is zero.

For fiscal years ended December 31, 2014 and 2013, the Group has not recorded charges for impairment, or income from reversion of impairment of assets.

Main factors that could result in additional charges for impairment in future periods would be any increase in the discount rate used for the cash flow estimates and a further decline in the business, competitive and economic factors, such as oil and gas prices, change in the number of equipment units, the competitive context and the cost of raw material, as well as a potential revisions of previous estimates of reserves based on the new prices.

1.d) Comparative Information

Balance items as of December 31, 2014 and 2013 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this year.

2. ACQUISITIONS AND DISPOSALS

Fiscal year ended on December 31, 2015

–	May 7 2015, Repsol Butano S.A. transferred to YPF shares representing 33.997 % of YPF Gas S.A.’s capital stock and Repsol Trading S.A. transferred to YPF 17.79% of Oleoducto Transandino Chile’s capital stock, the transaction was made for an amount of 161.

Fiscal year ended on December 31, 2014

–	On February 12, 2014, YPF and its subsidiary YPF Europe BV (“YPF Europe”, constituted in January, 2014) accepted an offer made by Apache Overseas Inc. and Apache International Finance II S.à r.I. (collectively, “Apache Group”) for the acquisition of 100% of Apache’s interest in controlled companies which are the owners of assets located in the Argentine Republic, and the acquisition of certain intercompany loans owed by the acquired companies to the Apache Group companies. The price agreed upon by the parties was US$ 786 million, which was canceled through by an initial deposit of US$ 50 million held on February 12, 2014, and the remaining balance was paid on March 13, 2014, date from which YPF has taken control of the mentioned companies (the “acquisition date”). Together with the assets and liabilities incorporated by these companies, local market debt was assumed for US$ 31 million.

As of result of the previously described transaction, YPF acquired the following corporate shares: (i) 100% of the capital stock of Apache Canada Argentina Investment S.à r.I. and 100% of the capital stock of Apache Canada Argentina Holdings S.à r.I.; (ii) 100% of the capital stock of Apache Argentina Corporation, through which it will control 65.28% of Apache Petrolera Argentina S.A., and (iii) 34.72% of Apache Petrolera Argentina S.A. Since YPF has acquired 100% of the interest, there is no non-controlling interest recorded.

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

The fair value of the main identified assets and liabilities of the companies acquired (100% interest values and after consolidation adjustments), which have been incorporated in the Company´s balance sheet as of the date of acquisition is disclosed below:

Cash and cash equivalents	95
Assets held for sale	1,538
Inventories	55
Trade receivables	520
Other receivables and other assets	213
Intangible assets – Exploration rights	1,246
Fixed assets	5,469
Provisions	781
Deferred income tax liabilities	1,241
Loans	110
Accounts payables	639
Social security and other taxes payables	134
Income tax liability	24

Below is detailed the information related with revenues, costs and expenses of the acquired companies required by IFRS:

	Since the acquisition date up to December 31, 2014	Since the beginning of the year up to December 31, 2014
Revenues	3,370	4,099
Cost of sales	(2,960)	(3,601)
Gross profit	410	498
Other operating expenses	(232)	(282)
Operating income	178	216
Financial result, net	(78)	(95)
Income tax	560	681
Net income for the period	660	802

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

–	On January 31, 2014, YPF acquired Petrobras Argentina S.A.’s 38.45% interest in the joint operation contract Puesto Hernández signed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which is operated under the aforementioned joint operation contract which expires on June 30, 2016 and will be early terminated. Now YPF owns 100% interest in the Area, and has become the operator. Puesto Hernández currently produces approximately 10,000 barrels per day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million. By becoming the operator of the Area, YPF will be able to accelerate its investments plans to optimize the Area’s production potential until 2027. The amount paid was mainly classified as fixed assets.

–	On February 7, 2014, YPF acquired Potasio Rio Colorado S.A.’s 50% interest in the joint operation contract, Segment 5 Loma La Lata – Sierra Barrosa (known as “Lajas” formation) signed by YPF and Potasio Rio Colorado S.A. for the exploitation of the Lajas formation concession area (the “Area”). The Area is an exploitation concession, located in the Province of Neuquén. YPF is the holder of the concession which expires in 2027. Exploitation of the Area was conducted under the aforementioned joint operation contract. The terms of the joint operation contract provided that it would expire upon the earlier of the expiration of the concession or the early termination of any agreement or contract that granted the right to continue exploiting the Area. As a result of the termination of the joint operation contract YPF will own 100% interest in the Area. The consideration for the transaction was US$ 25 million. The amount paid was mainly classified as fixed assets.

–	YPF and Sinopec Argentina Exploration and Production, Inc., Sucursal Argentina (“SINOPEC”), are part in a Joint Operating Agreement (“JOA”) in the area “La Ventana”, located in the basin of Cuyo in the Province of Mendoza, whose original due date was December 31, 2016. YPF is the exclusive owner of such exploitation concession whose due date was November 14, 2017, and through executive order of the Province of Mendoza No. 1,465/2011 the original due date was extended for 10 years more, to November 14, 2027, the new concession due date. On September 1, 2014 (“effective date”) YPF and SINOPEC extended the JOA’s due date in relation with the Concession for the Exploitation of Hydrocarbons in the area “La Ventana”, until December 31, 2026. The extension of the Concession and the JOA involve the continuity of the participation of the parties in the rights and commitments that emerge from the Concession and that, as of the effective date, YPF’s percentage of participation increased by an additional 10%, reaching 70%. The consideration for the transaction was US$ 44 million, an amount that SINOPEC will pay to YPF for the extension of the Concession. Additionally, the transaction generated an income of 369, which has been charged to “Other operating result, net”, in the statement of comprehensive income.

–	On December 5, 2014, an agreement has been signed between the Province of Neuquén, Gas y Petróleo del Neuquén S.A., YPF S.A. and YSUR Energía Argentina S.R.L. in which the restructuring of the Joint Operating Agreement has been arranged related to “La Amarga Chica” and “Bajada de Añelo” non-conventional hydrocarbons exploitation concession in which YPF and YSUR will hold the following interests: (i) La Amarga Chica, YPF S.A. 100% (ii) Bajada de Añelo: YPF S.A. 85% and YSUR Energía Argentina S.R.L. 15%. As compensation for the aforementioned restructuring (a), YPF S.A. has made a US$41 million payment to the Neuquén Province, US$ 12 million for and on behalf of YSUR Energía Argentina S.R.L. and (b) YPF and YSUR granted in favor of the Province of Neuquén, who thereby contributed to Gas y Petróleo de Neuquén S.A, the totality of YPF and YSUR’s interests in the following areas: (i) Puesto Cortadera; (ii) Loma Negra NI; (iii) Cutral Co Sur; (iv) Neuquén del Medio; (v) Collon Cura Bloque I; (vi) Bajo Baguales. These transferences became effective on January 1, 2015.

Fiscal year ended on December 31, 2013

–	During May 2013, the Company, through its subsidiary YPF Inversora Energética S.A. took control of GASA (controlling company of Metrogas), by acquiring shares representing a 54.67% interest in GASA. Prior to this acquisition, the Company through its interest in YPF Inversora Energética S.A. owned 45.33% of the capital of GASA

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

Below are the fair values of the main assets and liabilities of the acquired company (values at 100% interest) at acquisition date, which have been incorporated into YPF’s balance sheet as of the acquisition date:

	Cash and cash equivalents	143
	Trade receivables	318
	Other receivables and other assets	23
	Fixed assets	1,788
	Provisions	104
	Loans	879
	Accounts payables	461
	Social security and other taxes payables	102
	Deferred income tax liabilities	328
	Income tax liability	12

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

Income and expenses from ordinary activities of GASA since the acquisition date included in the financial statements of the YPF for the year 2013:
	Revenues	1,363
	Cost of sales	(1,044)
	Gross profit	319
	Other operating expenses	(266)
	Operating income	53
	Financial result, net	(326)
	Income tax	139
	Net loss for the year	(134)
Income and expenses from ordinary activities of GASA since the beginning 2013 and until December 31, 2013:
	Revenues	1,848
	Cost of sales	(1,425)
	Gross profit	423
	Other operating expenses	(394)
	Operating income	29
	Financial result, net	721	(1)
	Income tax	(253)
	Net income for the year	497

(1)	Includes the gain as a result of debt restructuring of Metrogas and GASA prior to the acquisition date for a total amount of 1,141

–	On June 4, 2013, YPF, Pluspetrol Resources Corporation B.V. (“PPRC”) and Pluspetrol Energy S.A. (“PPE”) signed an agreement to carry out a spin off PPE, without dissolving it, and allocate part of their assets to create a new spun off company.

This spin-off was done with effective date on August 1, 2013 and as a consequence, YPF Energía Eléctrica S.A. was created (spun off company), on which YPF directly or indirectly holds 100% interest and YPF withdrew its participation in PPE.

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
Income and expenses from ordinary activities of YPF Energía Eléctrica since the acquisition date included in the financial statements of the Company for the year ended December 31, 2013:
	Revenues	266
	Cost of sales	(162)
	Gross profit	104
	Other operating expenses	8
	Operating income	112
	Financial results, net	(16)
	Income tax	(28)
	Net income for the year	68

3. FINANCIAL RISK MANAGEMENT

The Group´s activities involve various types of financial risks: market risk (including exchange rate risk, interest rate risk and price risk, credit risk, liquidity risk, and capital risk). The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

Market Risk

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

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

The Group does not use derivatives as a hedge against exchange rate fluctuations. While during this fiscal year the Group started to operate with US dollars future exchange rate agreements, for IFRS 7 “Financial instruments: disclosures” no exchange rate risk arises from financial instruments denominated in the Entity´s functional currency.

Otherwise, according to the Company’s functional currency, and considering the translation process to presentation currency, the fluctuations in the exchange rate related to the financial assets and liabilities´ value in pesos does not have any effect in the Other comprehensive income in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, taking into consideration the exposure of financial assets and liabilities denominated in pesos as of December 31, 2015

	Appreciation (+) / depreciation (-) of exchange rate of peso against dollar	Income(loss) for fiscal year ended December 31, 2015
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	1,912
	-10%	(1,912)

Interest Rate Risk

The Group is exposed to risks related to interest rates to different extents, according to the different types of maturities and currencies in which a loan was borrowed or cash was invested.

The Company’s short-term financial loans as of December 31, 2015 include negotiable obligations, pre-financing of exports and imports´ financing arrangements, local bank credit lines and financial loans with local and international financial institutions. Long-term financial loans include negotiable obligations and financial loans with local and international financial institutions. Approximately 73% (77,538) of the total of the financial loans of the Group is denominated in U.S. dollars and the rest in Argentine pesos, as of December 31, 2015. These loans are basically used for working capital and investments.

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

The Group does not usually use derivative financial instruments to hedge the risks associated with interest rates.

Changes in interest rates may affect the interest income or expenses derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2015 that accrues interest considering the applicable rate:

	December 31,2015
	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	667	74,386
Variable interest rate	27	31,365

Total	694	105,751

(1)	It only includes temporary investments and loans to related companies. Does not include trade receivables which mostly do not accrue interest.
(2)	Includes only financial loans. Does not include accounts payable which mostly do not accrue interest.

The portion of loans which accrues variable interest rate is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 22,564 accrues variable interest of BADLAR plus a maximum spread of 4.75% and 8,801 accrues variable interest of LIBOR plus a spread between 4% and 7.5%.

The table below shows the estimated impact on the consolidated comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	Income(loss) for fiscal year ended December 31, 2015
Impact on the net income after income tax	+100	(129)
	-100	129

Other Price Risks

The Group is not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies, which determines that local prices charged for gasoline, diesel and other fuels are not affected in the short-term by fluctuations in the price of such products in international and regional markets. Additionally, the Group is reached by certain regulations that affect the determination of export prices received by the Group, such as those mentioned in Notes 1.b.15 and 11.c, which consequently limits the effects of short-term price volatility in the international market.

In addition, the Group is exposed to the own price risk for investments in financial instruments (mutual funds and US dollars future exchange rate agreements), which were classified in the statement of financial position as “at fair value through profit or loss”. The Group continuously monitors the change in these investments for significant movements.

As of December 31, 2015, the aggregate value of investments in financial assets at fair value through profit or loss amounts to 1,578.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Company’s results as of December 31, 2015:

	Increase (+) / decrease (-) in the prices of investments in financial	Profit (loss) for the year ended December 31, 2015
Impact on the net result before income tax	+10%	391
	-10%	(453)

Liquidity Risk

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its payment, as well as to finance the projected expenditures for each year. As of December 31, 2015 the availability of liquidity reached 20,087, considering cash for 13,920, other liquid financial assets for 1,467 and available credit lines with banks for 4,700. Additionally, YPF has the ability to issue debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012, in April 2013 and in February 2015 (see Note 6.j).

After the process which concluded with the change of shareholders mentioned in Note 8, the Group is still focused in structuring more efficiently the structure of maturity of its debt, in order to facilitate the daily operations and to allow the proper financing of planned investments.

To this end, the Group operates derivative financial instruments (US dollars future exchange rate agreements) as a way of managing liquidity risk. As of December 31, 2015, there are US dollars future exchange rate agreements with maturities between February and May 2016. These amount to 464 (see Note 5).

The following table sets forth the maturity dates of the Company’s financial liabilities as of December 2015:

	December 31, 2015
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts Payable (1)	39,511	514	—	—	—	103	40,128
Loans	27,817	6,888	21,928	3,892	5,914	39,312	105,751

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values

Most of the Company’s financial debt contains usual covenants for contracts of this nature. Additionally, approximately 50% of the outstanding financial debt as of December 31, 2015 is subject to financial covenants related to the leverage ratio and debt service coverage ratio of the Company.

A portion of the financial debt provides that certain changes in control with respect to the Company may constitute an event of default. In addition, part of the financial debt also contains cross default or cross acceleration provisions (the “Acceleration Clauses”) which may result in their advanced enforceability if the debt containing provisions related to change of control becomes in default.

Credit Risk

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance of all of its debtors, and the determination of risk limits with respect to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a concentration of credit risk consist primarily of Cash and cash equivalents, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties. Likewise, the Group accounts for doubtful trade losses in the Statement of Comprehensive Income, based on specific information regarding its clients. As of the date of these consolidated financial statements, the Company’s customer portfolio is diversified.

The provisions for doubtful accounts are measured by the following criteria:

–	The aging of the receivable;

–	The analysis of the customer’s capacity to return the credit granted, also taking into consideration special situations such as the existence of a voluntary reorganization petition, bankruptcy and arrears, guarantees, among others.

The maximum exposure to credit risk of the Group as of December 31, 2015 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below, is set forth below:

Maximum exposure as of December 31, 2015
Cash and cash equivalents	15,387
Other financial assets	29,743

Considering the maximum exposure to the risk of the Other financial assets based on the concentration variable of the counterparties, the credit with the National Government and direct agencies accounts for 44% (12,848) while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2015.

	Current trade receivable	Other current receivables
Less than three months past due	4,395	1,557
Between three and six months past due	952	112
More than six months past due	1,991	197

	7,338	1,866

At such date, the provision for doubtful trade receivables amounted to 848 and the provisions for other doubtful receivables amounted to 33. These provisions are the Group´s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group has several types of guarantees received from them. In the service stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers prevail the joint and several bonds from their parent companies. In the industrial and transport market, bank guarantees prevail. With a lower presence, the Group has also obtained other guarantees as credit insurances, surety bonds, guarantee customer – supplier, car pledges, etc.

The Group has effective guarantees granted by third parties for a total amount of 6,277, 3,676 and 2,131 as of December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015, the Group executed guarantees received for an amount of 2. As of December  31, 2014 and 2013, the Group executed guarantees received for an amount of 1 and 4, respectively.

4. SEGMENT INFORMATION

The different segments in which the Group is organized have in consideration the different activities from which the Group obtains income and incurs expenses. The mentioned organizational structure is based on the way in which the highest authority in the operational decision-making process analyzes the main financial and operating magnitudes while making decisions about resource allocation and performance assessment also considering the Group´s business strategy.

•	Exploration and production: it covers the exploration and production of hydrocarbons, including contractual purchases of natural gas and purchase of crude oil arising from service contracts and concession obligations, as well as crude oil and natural gas intersegment sales

•	Downstream: it covers the refining, petrochemistry, transport, purchase of crude oil and natural gas to third parties and intersegment, and marketing of crude oil, natural gas, refined products, petrochemicals, electric power generation and natural gas distribution. Grouping those businesses in a single segment is mainly because they are aligned in strategy, which is shared among them, considering the operational synergies generated between refining and petrochemical businesses, having the focus on maximizing fuel offered to the market carried out by the commercial department, in respect to volume and quality.

•	Corporate and Other: it covers other activities, not falling into these categories, principally including corporate administrative expenses and assets, construction activities, the environmental remediation and other legal expenses according to the controlled company YPF Holdings (see Note 10).

Sales between business segments were made at internal transfer prices established by the Company, which generally seek to approximate to market prices.

Operating income and assets for each segment have been determined after consolidation adjustments.

	Exploration and Production	Downstream	Corporateand Other	Consolidation Adjustments(1)	Total
For the year ended December 31, 2015
Revenues from sales	16,044	138,962	1,130	—	156,136
Revenues from intersegment sales	64,243	1,535	6,182	(71,960)	—

Revenues	80,287	140,497	7,312	(71,960)	156,136

Operating income (loss)	7,535	8,446	(2,331)	2,938	16,588
Income (loss) on investments in companies	—	318	—	—	318
Depreciation of fixed assets	23,075	3,168	442	—	26,685
Impairment of fixed assets and intangible assets(4)	2,535	—	—	—	2,535
Acquisition of fixed assets	48,598	9,343	1,939	—	59,880
Assets	223,035	113,805	26,708	(95)	363,453

For the year ended December 31, 2014
Revenues from sales	8,853	132,254	835	—	141,942
Revenues from intersegment sales	61,844	1,489	5,212	(68,545)	—

Revenues	70,697	133,743	6,047	(68,545)	141,942

Operating income (loss)	12,353	10,978	(3,343)	(246)	19,742
Income (loss) on investments in companies	(10)	568	—	—	558
Depreciation of fixed assets	17,180	2,445	311	—	19,936
Acquisition of fixed assets(2)	41,371	8,392	1,408	—	51,171
Assets	126,228	68,509	16,356	(2,539)	208,554

For the year ended December 31, 2013
Revenues from sales	3,851	85,624	638	—	90,113
Revenues from intersegment sales	38,846	1,147	2,285	(42,278)	—

Revenues	42,697	86,771	2,923	(42,278)	90,113

Operating income (loss)	6,324	6,721	(1,522)	(363)	11,160
Income (loss) on investments in companies	(93)	446	—	—	353
Depreciation of fixed assets(3)	9,591	1,452	193	—	11,236
Acquisition of fixed assets(3)	28,849	4,903	453	—	34,205
Assets	70,775	51,336	15,161	(1,677)	135,595

(1)	Correspond to the elimination of income among segments of the group YPF.
(2)	Investments in fixed assets net of increases corresponding to YSUR Group at acquisition date, Joint Operations Puesto Hernández and Las Lajas, and La Ventana agreement at acquisition date of the additional interest. See Note 2.
(3)	Investments and depreciations of fixed assets net of increases corresponding to GASA at acquisition date and YPF Energía Eléctrica at spin-off date (see Note 2).
(4)	See Note 1.c).

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2015, 2014 and 2013, and fixed assets by geographic area as of December 31, 2015, 2014 and 2013 are as follows:

	Revenues			Fixed assets
	2015	2014	2013	2015	2014	2013
Argentina	143,851	126,539	78,070	269,914	156,415	93,255
Mercosur and associated countries	6,302	8,298	6,461	553	38	20
Rest of America	4,175	4,753	4,022	438	477	221
Europe	1,808	2,352	1,560	—	—	—

Total	156,136	141,942	90,113	270,905	156,930	93,496

As of December 31, 2015 no foreign client represents 10% or more of the Group´s revenue from its ordinary activities.

5. FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade receivables”, “Other receivables” and “Accounts payable” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

	2015
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (excluding provision for other doubtful receivables)	6,392	—	6,392	15,574	21,966
Trade receivables (excluding provision for doubtful trade receivables)	23,428	—	23,428	—	23,428
Investment in financial assets	—	804	804	—	804
Cash and cash equivalents	14,613	774	15,387	—	15,387

	44,433	1,578	46,011	15,574	61,585

	2014
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (excluding provision for other doubtful receivables)	3,096	—	3,096	5,875	8,971
Trade receivables (excluding provision for doubtful trade receivables)	13,063	—	13,063	—	13,063
Cash and cash equivalents	8,223	1,535	9,758	—	9,758

	24,382	1,535	25,917	5,875	31,792

	2013
Financial Assets	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (excluding provision for other doubtful receivables)	4,018	—	4,018	5,517	9,535
Trade receivables (excluding provision for doubtful trade receivables)	8,126	—	8,126	—	8,126
Cash and cash equivalents	8,691	2,022	10,713	—	10,713

	20,835	2,022	22,857	5,517	28,374

	2015
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Accounts Payable	40,128	—	40,128	476	40,604
Loans	105,751	—	105,751	—	105,751

	145,879	—	145,879	476	146,355

	2014
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Accounts Payable	30,552	—	30,552	420	30,972
Loans	49,305	—	49,305	—	49,305
Provisions	718	—	718	28,245	28,963

	80,575	—	80,575	28,665	109,240

	2013
Financial Liabilities	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Accounts Payable	20,319	—	20,319	463	20,782
Loans	31,890	—	31,890	—	31,890
Provisions	485	—	485	20,083	20,568

	52,694	—	52,694	20,546	73,240

Gains and losses on financial instruments are allocated to the following categories:

	2015
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,638	—	1,638
Interest loss	(8,618)	—	(8,618)
Financial accretion	(1,987)	—	(1,987)
Exchange differences , net	20,214	—	20,214
Fair value gains on financial assets at fair value through profit or loss	—	446	446
Gains on derivative financial instruments	—	464	464

	11,247	910	12,157

	2014
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,029	—	1,029
Interest loss	(5,456)	—	(5,456)
Financial accretion	(1,880)	—	(1,880)
Exchange differences, net	7,782	—	7,782
Fair value gains on financial assets at fair value through profit or loss	—	297	297

	1,475	297	1,772

	2013
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	821	—	821
Interest loss	(2,514)	—	(2,514)
Financial accretion	(1,319)	—	(1,319)
Exchange differences , net	5,744	—	5,744
Fair value gains on financial assets at fair value through profit or loss	—	103	103

	2,732	103	2,835

Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds, and financial derivate.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

YPF Finance Division has a team in place in charge of estimating valuation of financial instruments required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of a financial instrument and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

The Group’s policy, transfers among the several categories of valuation hierarchies are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

In addition, no transfer has occurred among the different hierarchies used to determine the fair value of the Group’s financial instruments.

The tables below show the Group’s financial assets and liabilities measured at fair value as of December 31, 2015, 2014 and 2013 and their allocation to their fair value levels.

	2015
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	340	—	—	340
- Other financial assets	464	—	—	464
Cash and cash equivalents:
- Mutual funds	774	—	—	774

	1,578	—	—	1,578

	2014
Financial Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
- Mutual funds	1,535	—	—	1,535

	1,535	—	—	1,535

	2013
Financial Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
- Mutual funds	2,022	—	—	2,022

	2,022	—	—	2,022

The Group has no financial liabilities at fair value through profit or loss.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for Negotiable Obligations and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 106,336, 53,108 and 33,784 as of December 31, 2015, 2014 and 2013, respectively.

The fair value of the following financial assets and financial liabilities do not differ significantly from their book value:

•	Other receivables

•	Trade receivables

•	Cash and cash equivalents

•	Accounts payable

6. ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

6.a) Intangible assets:

	2015	2014	2013
Net book value Intangible assets	7,359	4,393	2,446
Provision for impairment of intangible assets (Note 1.c)	(80)	—	—

	7,279	4,393	2,446

Changes in Group’s intangible assets for the year ended December 31, 2015 and comparative information as follows:

	2015
	Cost
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of year
Servicie concession	5,707	653		3,218	(51)		9,527
Exploration Rights	1,975	270		928	(183)		2,990
Other intangibles	2,607	190		1,443	20		4,260

Total 2015	10,289	1,113		5,589	(214)		16,777

Total 2014	6,597	3,734	(1)	2,205	(2,247	)(1)(2)	10,289

Total 2013	4,443	624		1,547	(17)		6,597

	2015								2014	2013
	Amortization
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of year	Net book value	Net book value	Net book value
Service consession	3,476	180		1,904	(6)		5,554	3,973	2,232	1,366
Exploration Rights	150	—		5	—		155	2,835	1,825	793
Other Intangibles	2,270	143		1,296	—		3,709	551	336	287

Total 2015	5,896	323		3,205	(6)		9,418	7,359

Total 2014	4,151	469		1,314	(38)		5,896		4,393

Total 2013	2,951	197		1,027	(24)		4,151			2,446

(1)	Includes 2,784, of acquisitions corresponding to YSUR Group in Argentina at the time on the acquisition date and 1,538 of disposal of assets for the transfer of areas to Pluspetrol S.A., resectivelly . See note 2.
(2)	Includes 682 reclasified to Mineral property, wells and related equipment of Fixed Assets as of December 31, 2014.

6.b) Fixed assets:

	2015	2014	2013
Net book value of fixed assets	274,122	157,243	93,662
Provision for obsolescence of materials and equipment	(762)	(313)	(166)
Provision for impairment of fixed assets (Note 1.c)	(2,455)	—	—

	270,905	156,930	93,496

Changes in Group’s fixed assets for the year ended December 31, 2015 and comparative information as follows:

	2015
	Cost
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of year
Land and buildings	9,084	23		4,630	212		13,949
Mineral property, wells and related equipment	265,376	(1,140)		155,844	37,986	(10)	458,066
Refinery equipment and petrochemical plants	42,081	7		23,707	3,634		69,429
Transportation equipment	2,160	5		1,155	330		3,650
Materials and equipment in warehouse	8,241	7,823		4,432	(7,018)		13,478
Drilling and work in progress	45,051	50,139		24,005	(42,392)		76,803
Exploratory drilling in progress(2)	1,781	2,767		992	(1,893)		3,647
Furniture, fixtures and installations	3,314	36		1,865	388		5,603
Selling equipment	5,520	1		3,640	1,617		10,778
Infrastructure for natural gas distribution	2,722	—		—	209		2,931
Electric power generation facilities	1,567	—		—	6		1,573
Other property	5,502	219		2,633	(63)		8,291

Total 2015	392,399	59,880	(6)	222,903	(6,984	) (4)	668,198

Total 2014	258,603	58,613	(3)(5)(6)	79,302	(4,119	) (4)(11)	392,399

Total 2013	170,843	39,220	(6)(7)(8)	59,121	(10,581	) (9)	258,603

	2015									2014		2013
	Amortization
Main account	At beginning of year	Increases		Translation effect	Decreases and reclassifications		At the end of year	Net book value		Net book value		Net book value
Land and buildings	3,779	211		1,934	(4)		5,920	8,029		5,305		4,161
Mineral property, wells and related equipment	192,170	22,884		110,301	(433	) (10)	324,922	133,144	(1)	73,206	(1)	46,205	(1)
Refinery equipment and petrochemical plants	24,842	2,289		14,019	(12)		41,138	28,291		17,239		11,656
Transportation equipment	1,455	218		773	(54)		2,392	1,258		705		444
Materials and equipment in warehouse	—	—		—	—		—	13,478		8,241		5,576
Drilling and work in progress	—	—		—	—		—	76,803		45,051		19,840
Exploratory drilling in progress(2)	—	—		—	—		—	3,647		1,781		927
Furniture, fixtures and installations	2,817	323		1,559	—		4,699	904		497		277
Selling equipment	4,215	345		2,361	—		6,921	3,857		1,305		1,050
Infrastructure for natural gas distribution	1,116	68		—	(3)		1,181	1,750		1,702		1,615
Electric power generation facilities	1,171	112		—	—		1,283	290		396		482
Other property	3,591	235		1,796	(2)		5,620	2,671		1,815		1,429

Total 2015	235,156	26,685		132,743	(508	) (4)	394,076	274,122

Total 2014	164,941	19,936		50,671	(392	) (4)(11)	235,156			157,243

Total 2013	113,740	13,830	(7)(8)	38,901	(1,530	) (9)	164,941					93,662

(1)	Includes 8,435, 6,343 and 3,748 of mineral property as of December 31, 2015, 2014 and 2013, respectively.
(2)	As of December 31, 2015, there are 58 exploratory wells in progress. During year ended on such date, 47 wells were drilled, 27 wells were charged to exploratory expense, 14 were transferred to proved properties which are included in the account Mineral property, wells and related equipment and 3 wells were assigned.
(3)	Includes 858, 210 and 866 of increases corresponding to Puesto Hernandez, Las Lajas, and Bajada Añelo–Amarga Chica joint operations, respectively and 39 corresponding to the La Ventana agreement, on the additional interest acquisition date.
(4)	Includes 6 and 32 of net book value charged to fixed assets provisions for the years ended December 31, 2015 and 2014, respectively.
(5)	Includes 5,469 of increases corresponding to YSUR Group in Argentina on the acquisition date. See Note 2.
(6)	Includes (1,281), (268) and 4,357 corresponding to hydrocarbon wells abandonment costs for the years ended December 31, 2015, 2014 and 2013, respectively.
(7)	Includes 1,878 and 1,242 of increases and accumulated depreciation, respectively, corresponding to YPF Energía Eléctrica at the split-off date.
(8)	Includes 3,137 and 1,352 of increases and accumulated depreciation, respectively, corresponding to GASA on the acquisition date.
(9)	Includes among others, 6,708 from the decrease of assets related to the investment project agreement (see Note 11.c) and the write-down of the assets of Coke A unit as a consequence of the incident in La Plata refinery on April 2013, as a result of the storm that took place in that city.
(10)	Includes (2,671) of net book value for El Orejano area; (226) corresponding to derecognition of changes of interest in Magallanes area; and (8) corresponding to derecognition of Puesto Cortadera area.
(11)	Includes (325) of derecognition of areas transferred by YPF and YSUR mentioned in Note 2.

The Group capitalizes the financial cost as a part of the cost of the assets. For the year ended December 31, 2015, 2014 and 2013 the rate of capitalization has been 12.01%, 12.29% and 12.03%, respectively and the amount capitalized amounted to 1,003, 574 and 605, respectively for the years above mentioned.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December, 31 2015, 2014 and 2013:

	2015	2014	2013
Amount at beginning of year	313	166	132
Increase charged to expenses	243	133	16
Decreases charged to income	—	(4)	—
Amounts incurred due to utilization	(6)	(32)	—
Translation differences	212	50	18

Amount at end of year	762	313	166

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2015, 2014 and 2013:

	2015	2014	2013
Amount at beginning of year	993	710	815
Additions pending the determination of proved reserves	1,219	921	424
Decreases charged to exploration expenses	(479)	(336)	(255)
Decrease of assets assignment	(466)	(336)	—
Reclassifications to mineral property, wells and related equipment with proved reserves	(89)	(188)	(481)
Translation difference	599	222	207

Amount at end of year	1,777	993	710

The following table shows the capitalized cost for exploratory wells for a period greater than a year and the number of projects related as of December 31, 2015.

	Amount	Number of proyects	Number of Wells
Between 1 and 5 years	242	3	3

6.c) Investments in companies:

	2015	2014	2013
Investments in companies (Notes 7 and 16)	4,384	3,189	2,136
Provision for impairment of investments in companies	(12)	(12)	(12)

	4,372	3,177	2,124

6.d) Inventories:

	2015		2014		2013
Refined products	10,709		7,720		5,713
Crude oil and natural gas	7,155		4,187		3,451
Products in process	169		99		115
Construction works in progress for third parties	85		271		107
Raw materials, packaging materials and others	1,140		724		495

	19,258	(1)	13,001	(1)	9,881	(1)

(1)	As of December 31, 2015, 2014 and 2013, the fair value of the inventories does not differ, significantly, from their cost.

6.e) Other receivables:

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Trade	—	928	—	664	—		377
Tax credit, export rebates and production incentives	304	8,058	130	1,066	22		1,233
Trust contributions – Obra Sur	30	18	56	22	67		34
Loans to clients and balances with Related parties (1)	297	2,366	231	53	517		81
Collateral deposits	318	895	528	435	397		253
Prepaid expenses	198	682	39	451	11		490
Advances and loans to employees	8	285	7	299	3		166
Advances to suppliers and custom agents (2)	—	3,147	—	2,224	—		1,062
Receivables with partners in Joint Operations and agreements	1,118	1,881	612	764	1,852	(3)	595	(3)
Insurance receivables (Note 11.b)	—	808	—	1,068	—		1,956
Miscellaneous	241	384	95	227	62		357

	2,514	19,452	1,698	7,273	2,931		6,604
Provision for other doubtful receivables	(13)	(39)	—	(102)	—		(98)
Provision for valuation of other receivables to their estimated recoverable value	—	—	(7)	(1)	(4)		—

	2,501	19,413	1,691	7,170	2,927		6,506

(1)	See Note 12 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes the receivables related to the investment agreement with Chevron Corporation (see Note 11.c).

6.f) Trade receivables:

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties (1)	469	22,959	26	13,037	60	8,066
Provision for doubtful trade receivables	—	(848)	(7)	(866)	(6)	(652)

	469	22,111	19	12,171	54	7,414

(1)	See Note 12 for information about related parties.

Changes in the provision for doubtful trade receivables

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Amount at beginning of year	7	866	6	652	5	494
Increases charged to expenses	—	313	—	210	—	191
Decreases charged to income	—	(412)	—	(41)	—	(73)
Amounts incurred due to utilization	(7)	(17)	—	(4)	1	—
Translation differences	—	98	1	49	—	40

Amount at end of year	—	848	7	866	6	652

6.g) Cash and cash equivalents:

	2015	2014	2013
Cash	13,920	6,731	4,533
Short-term investments	693	1,492	4,158
Financial assets at fair value through profit or loss	774	1,535	2,022

	15,387	9,758	10,713

6.h) Provisions:

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2014	7,014	851	1,269	1,145	18,087		376	194	27
Increases charged to expenses	2,062	95	986	—	1,694		—	23	—
Decreases charged to income	(434)	(141)	—	—	(314)		—	—	(13)
Amounts incurred due to payments/utilization	—	(374)	—	(1,030)	—		(283)	—	(71)
Exchange and translation differences, net	2,383	10	464	186	10,109		159	102	17
Change of interest in Joint Operation charged to expenses	—	—	—	—	—		(504)	—	—
Reclassifications and other	(650)	(292)	(1,099)	1,099	(2,196	)(1)	681 (1)	(71)	71

Amount as of December 31, 2015	10,375	149	1,620	1,400	27,380		429	248	31

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2013	5,020	159	764	926	13,220		289	168	22
Increases charged to expenses	3,367	24	1,066	—	1,366		3	11	—
Decreases charged to income	(465)	(82)	—	—	—		—	(27)	—
Increase from subsidiaries acquisition	20	—	21	2	724		14	—	—
Increase from joint operation interest acquisition	—	—	—	—	339		153	—	—
Amounts incurred due to payments/utilization	(5)	(1,126)	—	(621)	(61)		(136)	(14)	(11)
Exchange and translation differences, net	930	23	175	81	2,772		48	67	5
Reclassifications and other	(1,853)	1,853	(757)	757	(273	)(1)	5 (1)	(11)	11

Amount as of December 31, 2014	7,014	851	1,269	1,145	18,087		376	194	27

	Provision for pending lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Amount as of December 31, 2012	2,892	122	677	489	6,958		193	136	16
Increases charged to expenses	1,877	29	208	551	719		—	3	—
Decreases charged to income	(90)	(41)	—	—	—		—	—	—
Amounts incurred due to payments/utilization	—	(160)	—	(432)	—		(105)	—	(16)
Exchange and translation differences, net	579	9	138	59	1,355		29	46	5
Reclassifications and other	(238)	200	(259)	259	4,188	(1)	172 (1)	(17)	17

Amount as of December 31, 2013	5,020	159	764	926	13,220		289	168	22

(1)	Includes (1,281), (268) and 4,357 from abandonment obligation costs which has counterpart in fixed assets for the years ended on December 31, 2015, 2014 and 2013, respectively; (226) from the derecognition for changes in interest in Magallanes area with counterpart in assets as of December 31.2015; and (8) of the derecongnition of the Puesto Cortadera area with counterpart in assets as of December 31, 2015.

6.i) Income Tax:

The calculation of the income tax expense accrued for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Current income tax	517	(7,323)	(2,844)
Deferred income tax	(25,154)	(5,900)	(6,425)

	(24,637)	(13,223)	(9,269)

The reconciliation of pre-tax income included in the consolidated statement of comprehensive income, at the statutory tax rate, to the income tax as disclosed in the consolidated statements of comprehensive income for the years ended December 31, 2015, 2014 and 2013, respectively, is as follows:

	2015		2014	2013
Net income before income tax	29,063		22,072	14,348
Statutory tax rate	35%		35%	35%

Statutory tax rate applied to net income before income tax	(10,172)		(7,725)	(5,022)
Effect of the valuation of fixed assets and intangible assets measured in functional currency	(31,200)		(10,064)	(7,186)
Exchange differences	19,164		5,872	4,008
Effect of the valuation of inventories	(2,412)		(1,156)	(807)
Income on investments in companies	111		195	124
Miscellaneous	(128	)(1)	(345)	(386)

Income tax expense	(24,637)		(13,223)	(9,269)

(1)	Includes 301 of tax loss carry-forwards originated during previous years.

Breakdown of deferred tax as of December 31, 2015, 2014 and 2013 is as follows:

	2015	2014		2013
Deferred tax assets
Provisions and other non-deductible liabilities	3,093	2,479		1,723
Tax losses carry-forward and other tax credits	3,236	222		45
Miscellaneous	83	17		115

Total deferred tax assets	6,412	2,718		1,883

Deferred tax liabilities
Fixed assets	(45,393)	(19,250)		(11,659)
Miscellaneous	(4,877)	(2,172)		(1,649)

Total deferred tax liabilities	(50,270)	(21,422)		(13,308)

Total deferred tax, net	(43,858)	(18,704	)(1)	(11,425)

(1)	Includes (1,241) arising form the business combination detailed in Note 2.

For fiscal year ended December 31, 2015, YPF estimated a tax loss carry-forward, therefore created a provision for 1,192 for minimum presumed income tax, which was charged to Other current receivables.

Deferred income tax assets are recognized for tax loss carry-forwards to the extent their setoff through future taxable profits is probable. Tax loss carry-forwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, the management believes that as of December 31, 2015 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2015, Group’s tax loss carry-forwards at the statutory tax rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2011	2016	Argentina	4
2012	2017	Argentina	85
2013	2018	Argentina	85
2014	2019	Argentina	134
2015	2020	Argentina	2,928

			3,236

As of December 31, 2015, 2014 and 2013 the Group did not recognized deferred income tax assets for 4,373, 3,511 and 978, respectively, from which 2,041, 1,953 and 559 corresponds to taxable temporary differences not recoverable and 2,332, 1,558 and 419 corresponds to tax loss carry forwards from a foreign subsidiary, since they do not meet the recognition criteria set forth under IFRS. From the tax loss carry forwards above mentioned, as of December 2015, 957 will expire form 2017, 1,351 from 2032 and 24 have undetermined expiration date.

As of December 31, 2015, 2014 and 2013 the Group has classified as deferred tax asset 954, 244 and 34, respectively, and as deferred tax liability 44,812, 18,948 and 11,459, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in this consolidated financial statements.

Likewise, 100 has not been recorded for minimum presumed income tax, with expiration between 2016 and 2024.

As of December 31 2015, 2014 and 2013, the causes that generate allocations to other comprehensive income, did not create temporary differences for income tax.

6.j) Loans:

	Interest rate (1)			Maturity	2015				2014		2013
					Non-current		Current		Non-current	Current	Non-current	Current
Argentine pesos:
Negotiable obligations	20.83%	-	29.31%	2016-2024	19,280		2,050		10,858	2,329	9,553	1,666
Loans	15.25%	-	29.06%	2016-2020	1,224	(3)	1,104	(3)	847	637	613	580
Account overdraft	24.50%	-	29.00%	2016	—		4,425	(5)	—	2,398	—	111

					20,504		7,579		11,705	5,364	10,166	2,357

Currencies other than the Argentine peso:
Negociable obligations(2)(4)	1.29%	-	10.00%	2016-2028	52,651		9,981		22,472	1,257	10,921	2,630
Export pre- financing	3.50%	-	7.20%	2016-2018	1,039		3,680		—	2,428	—	1,119
Imports financing	4.00%	-	6.81%	2016	—		4,736		—	2,848	—	1,601
Loans	2.30%	-	7.50%	2016-2019	3,740		1,841		1,853	1,378	1,989	1,107

					57,430		20,238		24,325	7,911	12,910	6,457

					77,934		27,817		36,030	13,275	23,076	8,814

(1)	Annual interest rate as of December 31, 2015.
(2)	Disclosed net of 1,349, 252 and 137 corresponding to YPF’s outstanding Negotiable Obligations repurchased through open market transactions as of December 31, 2015, 2014 and 2013, respectively.
(3)	Includes 460 corresponding to loans granted by Banco Nación Argentina, of which 210 accrue fixed interest rate of 15% until December 2015 and then accrue variable interest of BADLAR plus a spread of percentage points and 250 accrue variable interest of BADLAR plus a spread of 4 percentage points with a maximum lending interest rate of the overall portfolio of Banco Nación. See Note 12.
(4)	Includes 9,970, 7,129 and 7,494 as of December 31, 2015, 2014 and 2013, respectively, of face value negotiable obligations, to be cancelled in argentine pesos at the prevailing exchange rate according to terms of issued series.
(5)	Includes 1,926 of overdraft granted by Banco Nación Argentina as of December 31, 2015. See Note 12.

The breakdown of the Group’s borrowings as of the year ended on December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Amount at beginning of the year	49,305	31,890	17,104
Proceed form loans	55,158	23,949	16,829
Payments of loans	(24,090)	(13,320)	(6,804)
Decease of loans for “El Orejano” agreement (2)	(2,373)	—	—
Payments of interest	(6,780)	(5,059)	(2,696)
Accrued interest(1)	8,342	5,447	2,939
Exchange differences and translation, net	26,189	6,398	4,518

Amount at the end of the year	105,751	49,305	31,890

(1)	Includes capitalized financial costs. See Note 6.b
(2)	See Note 11.

On February 5, 2015 the General Shareholder’s Meeting of YPF approved an increase of the amount of the Global Medium—Term Notes (“M.T.N.”) Program of the Company for US$ 3,000 million, for a total maximum nominal outstanding amount at any time of the Program of US$ 8,000 million or its equivalent in other currencies.

In December, 2015, YPF and an investors group entered into a purchase and sale agreement whereby YPF purchased 100% of Series A-L Negotiable Obligations (NO) and Additional Series A-L NO (collectively, “Series A-L NO”) issued by GASA in a principal amount of up to US$ 61.9 million. In consideration therefor, YPF has granted to GASA bondholders the right to underwrite Series XXVI NO, which were issued in December 2015.

As a result of the above (i) YPF issued the relevant waiver to GASA with respect to any and all obligations assumed (including any principal and interest payment) under the Indenture between GASA and The Bank of New York Mellon, dated March 15, 2013, without such waiver implying a Triggering Event; (ii) The Bank of New York Mellon was given due notice of the acquisition of the Series A-L NO so that, in its capacity of Trustee, it may proceed to the settlement thereof under the restructuring merger to be executed by YPF with respect to GASA and YPF Inversora Energética S.A., the latter being the current controlling company of GASA as well as a company controlled by YPF and (iii) YPF agreed not to transfer the Series A-L NO until surrender thereof for cancellation.

As a result of the foregoing regarding the merger proceedings, and in compliance with IAS 21 “The effects of change in foreign exchange rates” guidelines, the exchange difference recognized by GASA in its statement of comprehensive income following the acquisition of Series A-L NO by YPF was accounted for in “Other comprehensive income – Exchange difference from investments in companies” of the Company and will be offset with YPF’s translation difference resulting from the merger.

Details regarding the Negotiable Obligations of the Company are as follows:

									2015		2014		2013
Month	Year	Principal value		Rf.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
-	1998	US$	15	(1)(6)	-	Fixed	10.00%	2028	49	3	62	2	534	10
September	2012		$200	(2)(6)	Class VII	—	—	—	—	—	—	—	—	202
September	2012		$1,200	(2)(4)(6)	Class VIII	—	—	—	—	—	—	809	800	413
October	2012	US$	130	(2)(5)(6)	Class IX	—	—	—	—	—	—	—	—	853
October and December	2012	US$	552	(2)(4)(5)(6)(8)	Class X	Fixed	6.25%	2016	—	7,258	4,690	59	3,587	45
November and December	2012		$2,110	(2)(4)(6)(8)	Class XI	BADLAR plus 4.25%	24.76%	2017	1,055	1,129	2,110	70	2,110	64
December and March	2012/3		$2,828	(2)(4)(6)(8)	Class XIII	BADLAR plus 4.75%	25.52%	2018	2,828	25	2,828	23	2,828	22
March	2013		$300	(2)(6)	Class XIV	—	—	—	—	—	—	—	—	304
March	2013	US$	230	(2)(5)(6)	Class XV	—	—	—	—	—	—	—	—	1,497
March	2013		$300	(2)(6)	Class XVI	—	—	—	—	—	—	—	—	303
April	2013		$2,250	(2)(4)(6)(8)	Class XVII	BADLAR plus 2.25%	22.68%	2020	2,250	91	2,250	89	2,250	83
April	2013	US$	59	(2)(5)(6)	Class XVIII	—	—	—	—	—	—	502	397	—
April	2013	US$	89	(2)(5)(6)	Class XIX	Fixed	1.29%	2017	1,156	3	757	2	579	1
June	2013		$1,265	(2)(4)(6)	Class XX	BADLAR plus 2.25%	23.01%	2020	1,265	12	1,265	11	1,265	10
July	2013		$100	(2)(6)	Class XXI	—	—	—	—	—	—	—	—	101
July	2013	US$	92	(2)(5)(6)	Class XXII	Fixed	3.50%	2020	630	162	515	107	510	89
October	2013	US$	150	(2)(6)	Class XXIV	Libor plus 7.50%	7.77%	2018	802	471	825	311	860	125
October	2013		$300	(2)(6)	Class XXV	—	—	—	—	—	—	314	300	13
December, February and December	2013/5	US$	862	(2)	Class XXVI	Fixed	8.88%	2018	11,057	33	4,899	16	3,251	10
December	2013		$150	(2)(6)	Class XXVII	—	—	—	—	—	—	—	—	151
April and February	2014/5	US$	1,325	(2)	Class XXVIII	Fixed	8.75%	2024	17,212	364	8,501	180	—	—
March	2014		$500	(2)(6)(8)	Class XXIX	BADLAR	20.69%	2020	500	7	500	7	—	—
March	2014		$379	(2)(6)	Class XXX	—	—	—	—	—	—	384	—	—
June	2014		$201	(2)(6)	Class XXXI	—	—	—	—	—	—	205	—	—
June	2014		$465	(2)(6)	Class XXXII	BADLAR plus 3.2%	23.92%	2016	—	157	155	316	—	—
June	2014	US$	66	(2)(5)(6)	Class XXXIII	Fixed	2.00%	2017	287	574	563	1	—	—
September	2014		$1,000	(2)(6)(8)	Class XXXIV	BADLAR plus 0.1%	20.83%	2024	1,000	56	1,000	54	—	—
September	2014		$750	(2)(4)(6)	Class XXXV	BADLAR plus 3.5%	24.23%	2019	750	49	750	47	—	—
February	2015		$950	(2)(8)(6)	Class XXXVI	BADLAR plus 4.74%	25.37%	2020	950	95	—	—	—	—
February	2015		$250	(7)(2)(6)	Class XXXVII	BADLAR plus 3.49%	25.75%	2017	250	9	—	—	—	—
April	2015		$935	(2)(4)(6)	Class XXXVIII	BADLAR plus 4.75%	25.31%	2020	935	55	—	—	—	—
April	2015	US$	1,500	(2)	Class XXXIX	Fixed	8.50%	2025	19,369	1,111	—	—	—	—
July	2015		$500	(2)	Class XL	BADLAR plus 3.49%	23.74%	2017	500	26	—	—	—	—
September	2015		$1,900	(2)(8)	Class XLI	BADLAR	21.69%	2020	1,900	112	—	—	—	—
September	2015		$1,697	(2)(4)	Class XLII	BADLAR plus 4%	25.69%	2020	1,697	119	—	—	—	—
October	2015		$2,000	(2)(8)	Class XLIII	BADLAR	21.06%	2023	2,000	83	—	—	—	—
December	2015		$1,400	(2)	Class XLIV	BADLAR plus 4.75%	29.31%	2018	1,400	25	—	—	—	—
Metrogas
January	2013	US$	177		Series A-L	Fixed	8.88%	2018	1,906	2	1,186	1	840	—
January	2013	US$	18		Series A-U	Fixed	8.88%	2018	183	—	120	—	91	—
Gas Argentino														—
March	2013	US$	57		Series A-L	—	—	—	—	—	347	76	262	—
March	2013	US$	1		Series A-U	—	—	—	—	—	7	—	10	—

									71,931	12,031	33,330	3,586	20,474	4,296

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 8,000 million.
(3)	Interest rate as of December 31, 2015.
(4)	The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these negotiable obligations, which may at the discretion of the respective holders, be subsequently traded in the securities market where these negotiable obligations are authorized to be traded.
(5)	The payment currency of these Negotiable Obligations is the Argentine Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Company has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)	Until the course of twelve months since the date of issuance and liquidation to a fixed nominal annual rate of 25.75%; and from the course of twelve months since the date of issuance and liquidation and until the date of maturity of the negotiable obligations to a variable nominal annual rate of BADLAR plus 3.49%.
(8)	Negotiable Obligations classifying as productive investment, computable as such for purposes of subsection 35.8.1, paragraph K of General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervision Bureau.

6.k) Accounts payable:

	2015		2014		2013
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Trade and related parties (1)	204	38,782	66	28,522	153	18,553
Investments in companies with negative shareholders’ equity	—	1	—	2	—	127
Extension of Concessions	340	412	332	884	275	1,036
Guarantee deposits	8	467	—	418	8	328
Miscellaneous	73	317	168	580	34	268

	625	39,979	566	30,406	470	20,312

(1)	For more information about related parties, see Note 12.

6.l) Revenues:

	2015	2014	2013
Sales (1)	159,387	147,020	92,978
Production incentive program (Note 11.c)	1,988	—	—
Revenues from construction contracts	455	419	312
Turnover tax	(5,694)	(5,497)	(3,177)

	156,136	141,942	90,113

(1)	Includes 12,345, 7,762 and 4,289 for the year ended on December 2015, 2014 and 2013, respectively, associated with revenues related to the natural gas additional injection stimulus program created by Resolution 1/2013 of the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment. See Note 11.c).

6.m) Cost of sales:

	2015	2014	2013
Inventories at beginning of year	13,001	9,881	6,922
Purchases for the year	33,886	35,951	25,846
Production costs	85,550	68,840	42,980
Translation effect	6,358	2,821	2,227
Inventories at end of year	(19,258)	(13,001)	(9,881)

Cost of sales	119,537	104,492	68,094

6.n) Expenses:

	2015							2014		2013
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total		Total		Total
Salaries and social security taxes	7,566	2,065		1,207	224	11,062		8,031		5,906
Fees and compensation for services	775	1,378	(2)	280	24	2,457		1,940		1,361
Other personnel expenses	2,303	277		121	42	2,743		1,986		1,370
Taxes, charges and contributions	1,144	259		2,885	—	4,288	(1)	5,660	(1)	3,893	(1)
Royalties, easements and canons	11,932	—		17	28	11,977		9,544		5,871
Insurance	831	38		56	—	925		792		592
Rental of real estate and equipment	3,360	33		394	2	3,789		2,950		1,956
Survey expenses	—	—		—	504	504		251		77
Depreciation of fixed assets	25,706	382		597	—	26,685		19,936		11,236
Amortization of intangible assets	185	117		21	—	323		469		197
Industrial inputs, consumable materials and supplies	3,801	27		88	5	3,921		3,522		2,143
Operation services and other service contracts	6,261	237		546	—	7,044		5,908		3,043
Preservation, repair and maintenance	14,231	248		322	24	14,825		11,812		7,959
Unproductive exploratory drillings	—	—		—	1,425	1,425		1,265		514
Transportation, products and charges	4,796	25		3,756	—	8,577		6,881		4,805
Provision for doubtful trade receivables	—	—		(99)	—	(99)		169		118
Publicity and advertising expenses	—	395		292	—	687		710		265
Contractual commitments	31	—		—	—	31		52		174
Fuel, gas, energy and miscellaneous	2,628	105		616	195	3,544		3,640		2,586

Total 2015	85,550	5,586		11,099	2,473	104,708

Total 2014	68,840	4,530		10,114	2,034			85,518

Total 2013	42,980	2,686		7,571	829					54,066

(1)	Include approximately 1,220, 1,775 and 1,757 corresponding to export withholdings for years ended December 2015, 2014 and 2013, respectively.
(2)	Includes 140 of YPF’s Directors and Statutory Auditor’s fees and remunerations for all concepts. On April 30, 2015, the General Ordinary and Extraordinary Shareholder’s meeting of YPF decided to ratify fees for the year 2014 for 123 and decided to approve as fees and remunerations for all concepts in advance for the year 2015 the sum of approximately 146.

The expense recognized in the consolidated statements of comprehensive income related to research and development activities during the years ended December 31, 2015, 2014 and 2013 amounted to 270, 215 and 83, respectively.

6.o) Other operating results, net:

	2015	2014	2013
Lawsuits	(1,188)	(2,034)	(1,069)
Environmental remediation from YPF Holdings Inc	(162)	(214)	(201)
Impairment of fixed assets and intangible assets (Note 1.c)	(2,535)	—	—
Temporary economic assistance (1)	711	—	—
Sale of extension of “La Ventana” and “Magallanes” concession agreement (Note 2)	—	428	—
Construction incentive (2)	621	233	169
Insurance (Note 11.b)	371	—	1,479
Miscellaneous	1,329	557	(151)

	(853)	(1,030)	227

(1)	Corresponds to the temporary economic assistance received by Metrogas S.A. ordered by the Argentine Energy Secretariat in Resolution No. 263/2015 (see Note 11.c).
(2)	Corresponds to the incentive to Argentine manufacturers of capital goods received by A-Evangelista S.A. under the provisions of Executive Order No. 379/2001 of the Argentine Ministry of Economy.

6.p) Financial results, net:

	2015	2014	2013
Financial income
Interest income	1,638	1,029	821
Exchange differences	25,625	10,272	7,919

Total financial income	27,263	11,301	8,740

Financial loss
Interest loss	(8,618)	(5,456)	(2,514)
Financial accretion	(1,987)	(1,880)	(1,319)
Exchange differences	(5,411)	(2,490)	(2,175)

Total financial loss	(16,016)	(9,826)	(6,008)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	446	297	103
Gains on derivative financial instruments	464	—	—

Total other financial results	910	297	103

Other financial results, net	12,157	1,772	2,835

7. INVESTMENTS IN COMPANIES AND JOINT OPERATIONS

The following table shows in aggregate, considering that none of the companies are individually material, the amount of investments in affiliated companies and joint ventures as of December 31, 2015, 2014 and 2013:

	2015	2014	2013
Amount of investments in affiliated companies	1,248	757	227
Amount of investments in joint ventures	3,136	2,432	1,909
Provision for impairment of investments in companies	(12)	(12)	(12)

	4,372	3,177	2,124

Investments in companies with negative shareholders’ equity are disclosed in “Accounts payable”.

The main changes that affected the amount of the investments previously mentioned, during the fiscal years ended December 31, 2015, 2014, and 2013 are the following:

	2015	2014	2013
Amount at the beginning of year	3,177	2,124	1,914
Acquisitions and contributions	163	448	153
Loss from investments in companies and joint ventures	318	558	353
Translation differences	999	470	470
Reclassification of investments in companies with negative shareholders’ equity	(1)	(125)	123
Distributed dividends	(280)	(299)	(280)
Other movements	(4)	1	(609	)(1)

Amount at the end of year	4,372	3,177	2,124

(1)	Includes, among others, the movements related to Pluspetrol Energy SA split-off.

Note 16 provides information of investments in companies.

The following table shows the main magnitudes of net results from the Group’s investments in companies, calculated according to the equity method, for the fiscal year ended on December 31, 2015, 2014 and 2013. YPF has made adjustments, where applicable, to the amounts reported by such companies in order to comply with the accounting principles used by such companies to those used by the Company:

	Affiliated companies				Joint ventures
	2015	2014	2013		2015	2014	2013
Net Income	321	234	63	(1)	(3)	324	290
Other comprehensive income	50	18	120		949	452	350

Comprehensive income for the year	371	252	183		946	776	640

(1)	Includes 156 corresponding to the comprehensive income generated in business combination with GASA and YPF Energía Eléctrica S.A. (see Note 2).

Additionally, the Group participates in joint operations and other agreements which give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such joint operations have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in Joint Operations have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production joint operations and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest, consequently such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

Note 17 discloses the most relevant Joint Operations and other agreements on which the Company participates, and their operation nature.

The assets and liabilities as of December 31 2015, 2014 and 2013, and expenses for the three fiscal years ended on December 31, 2015, 2014 and 2013 of the Joint Operations and other agreements are as follows:

	2015	2014	2013
Noncurrent assets	47,322	22,439	9,472
Current assets	944	1,295	661

Total assets	48,266	23,734	10,133

Noncurrent liabilities	4,593	3,129	2,342
Current liabilities	6,391	4,641	1,247

Total liabilities	10,984	7,770	3,589

	2015	2014	2013

Production Cost	12,959	9,047	4,647
Exploration expenses	395	672	43

8. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2015, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31 2015, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

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

On April 30, 2015, a General Ordinary and Extraordinary Shareholders’ meeting was held, which has approved the financial statements of YPF for the year ended December 31, 2014 and additionally decided the following in relation with the distribution of earnings of fiscal year ended as of December 31, 2014: (i) appropriate the amount of 120 to a reserve for future acquisition of YPF shares under the “performance and bonus program” mentioned in the Director’s report of the consolidated financial statements for the year ended December 31, 2014 giving to the Board of Directors the opportunity to acquire shares when it considers it convenient and to comply with the commitments assumed and to be assumed in relation with the mentioned program; (ii) to appropriate the amount of 8,410 to constitute a reserve for investment in accordance with the article 70, third paragraph of the Law No. 19,550 of Argentine Corporations as amended; and (iii) the appropriation to a reserve for future dividends in an amount of 503, empowering the Board of Directors to determine the opportunity of payment which should not exceed the ending of the present fiscal year. On June 8, 2015, the Board of Directors decided to pay a dividend of 1.28 pesos per share for the amount of 503 which was available for shareholders on July 28, 2015.

During the fiscal years ended 2015, 2014 and 2013, YPF has repurchased 382,985, 634,204 and 1,232,362 shares for a total amount of 120, 200 and 120, respectively, and has settled 623,350, 563,754 and 479,174 shares to the beneficiaries of the Share-Based Benefit Plan, respectively, in order to fulfill the Share-Based Benefit Plans mentioned in Note 1.b.10.iii). The cost of such repurchases is accounted in equity in the “Acquisition cost of treasury shares” account, while the nominal value and the adjustment due to the monetary restatement effect pursuant Previous Argentine GAAP have been reclassified from Subscribed Capital and Adjustments to Contributions accounts to “Treasury shares” and “Adjustment to treasury shares”, respectively.

9. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share:

	2015	2014	2013
Net income	4,579	9,002	5,125
Average number of shares outstanding	392,101,191	392,136,465	392,789,433
Basic and diluted earnings per share	11.68	22.95	13.05

Basic and diluted earnings per share are calculated as shown in Note 1.b.13.

10. PROVISIONS FOR PENDING LAWSUITS, CLAIMS AND ENVIRONMENTAL LIABILITIES

The Group is party to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, fines, judgments or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting standards, certain loss contingencies, are subject to change as new information develops and results of the presented evidence is obtain, among others. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

As of December 31, 2015, the Group has accrued pending lawsuits, claims and contingencies which are probable and can be reasonably estimated, amounting to 10,524. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

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

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Resolution of the Secretariat of Energy No. 599/2007, 172/2011 and Resolution ENARGAS No. 1410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect (the “Claims”). On December 9, 2015, the ENARGAS rejected YPF´s challenged Resolution N° 1410/2010. YPF is evaluating the course of action.

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

On May 31, 2013 YPF filed with the Arbitration Tribunal a writ of Nullity, in addition to making several presentations in order to safeguard its rights. Against the rejection of the writ of nullity, on August 5, 2013 YPF filed a complaint appeal with the Argentinian Court in Commercial matters. On October 24, 2013, the Argentinian Court in Commercial matters declared its incompetency and submitted the file to the Federal Contentious Administrative Tribunal. On December 16, the acting prosecutor issued an opinion supporting the jurisdiction of the court.

Besides, on October 17, 2013 the Arbitration Tribunal decided to resume the arbitration and set a procedural schedule for the damages stage, which shall be developed along 2014 for which the reports of the experts proposed by the parties occurred.

On December 27, 2013, the Federal Contentious Administrative Tribunal hearing Administrative Litigation matters was moved to grant the reconsideration motion from denial on appeal, then sustaining the appeal for procedural violations and declaring that the grant thereof shall have stay effects in connection with the arbitration process. In addition, the court was moved to grant, until the appeal for procedural violations is finally admitted, a restrictive injunction to prevent the development of the arbitration process while a decision on the reconsideration motion from denial on appeal and on the appeal for procedural violations filed by YPF is pending. On October 7, 2014, the Federal Court of Appeals hearing Administrative Litigation matters, besides its jurisdiction in the application of the writ of nullity, ordered the suspension of the court calendar related to the second stage of its arbitration process until a final court decision was rendered on the writ of nullity filed by YPF against the arbitral award on adjudication of liability. On October 8, 2014, the Arbitration Tribunal was served with notice of the decision rendered by the said Federal Court of Appeals and on October 31, 2014, the Arbitration Tribunal determined to suspend the arbitration process until February 2, 2015. On November 5, 2014, YPF was notified of the extraordinary appeal filed by TGM against the resolution of suspension of the court schedule issued by the mentioned Federal Contentious Administrative Tribunal. YPF answered such appeal on November 19, 2014; and on December 30, 2014, the Federal Contentious Administrative Tribunal dismissed the extraordinary appeal filed by TGM. On April 24, 2015, the arbitration tribunal resumed the proceedings and invited the parties to consult with each other regarding the continuation of the arbitration and to provide joint or individual report on next steps. YPF notified the Federal Contentious Administrative Tribunal of the decision on April 27, 2015 given that its order to suspend the arbitration proceedings was in effect. On July 2, 2015 the Arbitration Tribunal ordered hearings for the second stage of arbitration to take place on November 16 and 17 of 2015. Although the Federal Contentious Administrative Tribunal ordered the suspension of the second stage of the arbitration, the hearings proceeded without the presence of TGM and YPF. Dated December 4, 2015, YPF presented a document to the Arbitration Tribunal claiming the nullity of the mediation. On December 23, 2015, the Federal Contentious Administrative Tribunal granted the nullity request and vacated the partial arbitral award. On the same date, YPF notified the Arbitration Tribunal of the decision and requested the termination of the arbitration proceeding. On February 3, 2016 TGM filed an extraordinary appeal against the Federal Contentious Administrative Tribunal ruling to the Supreme Court of Justice. On February 2, 2016 AESU and SULGAS filed a nullity request against the Federal Contentious Administrative Tribunal ruling.

On the other hand, AESU filed a motion to the Uruguayan courts demanding the nullity of the Arbitration Tribunal’s decision ordering the suspension of the arbitration proceedings and a restrictive injunction to prevent YPF from interrupting the development of the arbitration. AESU is trying to notify the various decisions rendered by the Uruguayan courts through letters rogatory and YPF has objected to such notification and also before the Argentine courts involved therein on the grounds of formal defects in such intended notification and also arguing that Uruguayan courts have no competence to deal with matters of this kind. On July 16, 2015 the Federal Contentious Administrative Tribunal 3 rejected one of the judicial petitions through which AESU tried to serve the nullity petition of the Arbitration Tribunal that declared the suspension of the Arbitration. On September 4, 2015 AESU requested an appeal. On December 23, 2015 the Federal Contentious Administrative Tribunal rejected the appeal and confirmed the resolution of the lower court.

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

Furthermore, there are certain claims in relation with payments of natural gas transportation contracts associated with exports of such hydrocarbon. Consequently, one of the parties, Transportadora de Gas del Norte S.A. (“TGN”), commenced mediation proceedings in order to determine the merits of such claims. The mediation proceedings did not result in an agreement and YPF was notified of the lawsuit filed against it, in which TGN is claiming the payment of unpaid invoices, according to their arguments, while reserving the right to claim for damages, which were claimed in a note addressed to YPF during November 2011. Additionally, the plaintiff notified YPF that it was terminating the contract invoking YPF’s fault, basing its decision on the alleged lack of payment of transportation fees, reserving the right to claim for damages. After that, TGN filed the lawsuit claiming for damages mentioned above. The total amount claimed by TGN amounts to approximately US$ 207 million. YPF has answered the mentioned claims, rejecting them based in the legal impossibility for TGN to render the transportation service and in the termination of the transportation contract determined by YPF and notified with a complaint initiated before ENARGAS. On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

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

In addition, Nación Fideicomisos S.A. (NAFISA) had initiated a claim against YPF in relation to payments of applicable fees for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without arriving to an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process which ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction (as the Company did in the proceeding against TGN), the accumulation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility. On the same date, was also submitted in the trial “TGN vs. YPF” similar order of accumulation. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012 YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, such court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013 YPF submitted an ordinary appeal before the National Supreme Court of Justice and on November 27, an extraordinary appeal was lodged, also before the Supreme Court. The ordinary appeal was granted and YPF timely filed the grounds of such appeal. On September 29, 2015, the Supreme Court upheld YPF’s appeal and reversed the resolution issued by the Federal Contentious Administrative Court – Division IV – on the grounds that ENARGAS lacks legal capacity to participate in these proceedings as the parties are not subject to the Gas Law.

YPF’s Management has accrued its best estimate with respect to the claims mentioned above. As of December 31, 2015, the Company has accrued costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

Users and Consumers’ Association claim:

The Users and Consumers Association claimed (originally against Repsol YPF before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 1997 and 1997 to 2001. The claim amounts 91 for the period 1993 to 1997 (this sum brought up-to-date, would be approximately 502), together with an undetermined amount for the period 1997 to 2001. In the response to the claim, YPF requested the application of the statute of limitations since at the date of the extension of the claim, the two-year limit had already elapsed.

On December 28, 2015, the lower court rendered judgment admitting the claim seeking compensation for the term between 1993 to 1997 filed by Users and Consumers Association against YPF S.A. and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the Energy Secretariat, to be allocated to the trust fund created by Law No. 26.020.

The judgment dismissed the claim for the items corresponding to the 1997-2001 period considering the dominant position of YPF in the domestic bulk LPG market was not sufficiently proved. The Company appealed the decision of the lower court.

Finally, the judgment dismissed the complaint against Repsol as Repsol YPF S.A. had no equity interest in YPF S.A., nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

The updated judgment amount as of the date of these financial statements amounts to about 503 plus court costs.

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

Quilmes: Citizens which allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 47 plus interests as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending. On November 25, 2009, the proceedings were transferred to the Federal Court on Civil and Commercial Matters No. 3, Secretariat No. 6 in Buenos Aires City and on March 4, 2010, YPF answered the complaint and requested the citation of the Argentine Government. On December 18, 2014 the Argentine Government was cited, by notification of the demand and its extensions, by letter to the Ministry of Federal Planning. In addition to the aforementioned, the Company has other 24 judicial active claims against it with total claims amounting to approximately 19. Additionally, YPF is aware of the existence of other out of court claims which are based on similar allegations.

Other claims and environmental liabilities:

In relation to environmental obligations, and in addition to the hydrocarbon wells abandonment legal obligations for 27,809 as of December 31, 2015, the Group has accrued 3,020 corresponding to environmental remediation, which evaluations and/or remediation works are probable and can also be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

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

On May 29, 2012, Occidental, Maxus and TS withdrew from the CPG under protest and reserving all their rights. A description of the circumstances of such decision can be found below in the paragraph titled “Passaic River—Mile 10.9—Removal Action”. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG does not change its obligations under the 2007 AOC. The RI/FS concerning the 2007 AOC is expected to be completed by 2016 together with the filing with the EPA by the CPG of a preliminary report containing its recommendation as to preferred remediation. EPA will have to assess such recommendation and then render an opinion in this connection. This process may take from 12 to 18 months. After an agreement is reached by the CPG and the EPA on preferred remediation, the report will be published for public opinion, which will be considered for the purpose of issuing a Record of Decision or final decision on remediation.

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

In 2003, the DEP issued Directive No. 1 to Occidental and Maxus and certain of their respective related entities as well as other third parties. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP asserted jurisdiction in this matter even though all or part of the lower Passaic River is subject to the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and TS responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

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

•	Removal Action Next to Lister Avenue Site

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

The 2014 FFS published on April 11, 2014 provides that phase two of the removal action contemplated by the Removal AOC shall be implemented in a manner consistent with the FFS. By letter of September 18, 2014, the EPA requested that TS submit a work plan to conduct additional sampling of the Phase II area. The sampling was completed in the first quarter of 2015 and TS is expected to present the validated results to the EPA during 2016.

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

EPA provided additional comments to the In ECO Statement of Work in March 2015. Tierra developed responses to those comments and submitted them in the second semester. A meeting was held in September 2015 between Tierra, its experts, and the EPA. During this meeting the final issues were resolved and laboratory studies are anticipated to begin by early 2016.

In October 2015, the federal Government Accountability Office (“GAO”) informed Maxus, Tierra and OCC that it had initiated a study on a few select Superfund sediment sites across the United States, including the Lower Passaic River, at the request of the Senate Committee on Environmental and Public Works. GAO stated that it plans to speak to EPA leadership and project managers, as well as representatives from the community and PRP groups. At this time, it is unknown what effect, if any, the GAO’s review will have on the timing or content of the Record of Decision for the FFS.

Currently, EPA is considering these comments and will issue a response before EPA makes its final decision on the remedial plan for the area, which will probably be published in a “Record of Decision” during 2016.

•	Conclusion

Based on the information available to the Company at the time of issuance of these financial statements, and also considering the uncertainties related to the different remedial alternatives and those that may be incorporated in the final proposal and their associated costs, the outcome of the discoveries and/or evidence that may be produced, the amounts previously incurred by YPF Holdings Inc. in remedial activities in the area covered by FFS, the quantity and diversity of potential responsible parties involved, and consequently the uncertainties related to the potential allocation of the removal costs, the opinion of external legal advisors, and the limit over its liability that YPF could have as indirect controlling shareholder of Maxus, it is not possible to reasonably estimate a loss or range of a loss on the mentioned matters, and therefore the Company has not recorded a provision for these matters.

2.3 Environmental Administrative Issues concerning to the lower 17 miles of the Passaic River

•	Passaic River Mile 10.9 Removal Action

In February 2012, the EPA issued to the Cooperating Parties Group (“CPG”), of which TS then was a member, a draft Administrative Settlement Agreement and order on Consent (“AOC RM 10.9”) for Removal Action and Pilot Studies to address high levels of contamination of 2, 3, 7, 8 TCDD, PCBs, mercury and other contaminants of concern in the vicinity of the Passaic River’s mile 10.9 (“RM 10.9”), comprised of a sediment formation (“mud flat”) of approximately 8.9 acres. This proposed AOC RM 10.9 ordered that approximately 16,000 cubic yards of sediments be removed and that pilot scale studies be conducted to evaluate ex situ decontamination beneficial reuse technologies, innovative capping technologies, and in situ stabilization technologies for consideration and potential selection as components of the remedial action to be evaluated in the 2007 AOC and the FFS and selected in one or more subsequent records of decision.

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

On September 18, 2012, the EPA advised the Passaic River CAG that the bench scale studies of the treatment technologies did not sufficiently lower concentrations of the chemicals to justify the cost, so the RM 10.9 sediments will be removed offsite for disposal. Therefore, the EPA notified OCC, Maxus and TS that other options would be discussed in order to determine how to comply with the Unilateral Administrative Order, which ends in a petition to constitute a financial guarantee. TS, on behalf of Occidental, worked during the first four-month period in 2014 to prepare a proposal for the EPA in connection with RM 10.9. In March 2014, TS sent a work schedule to conduct certain studies, which were conditionally accepted by the EPA. The fieldwork for this research was undertaken in August and an additional field investigation was initiated in December 2014 and was completed in February 2015. TS presented to the EPA its report regarding the pipelines during March 2015. EPA extended the deadline for the fulfillment of the financial guarantee to March 2014 and then extended the deadline indefinitely.

•	Feasibility Study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17 mile section of the Passaic River, from the mouth at Newark Bay to the Dundee Dam, is the subject of the Remedial Investigation/Feasibility Study contemplated in AOC 2007, with completion was expected for 2015, after which EPA would choose a remediation action that will be made public in order to receive comments.

It is anticipated that the remediation and feasibility study will be completed during 2016 or thereafter.

The CPG submitted the Draft Remedial Investigation and Feasibility Study for the Lower 17 miles of the Passaic River during the first semester of 2015. Separate sections were submitted over a nine-month period from February to October 2015. The CGP draft offers potential alternatives to the EPA’s FFS, which comprises the lower 8 miles of the Passaic River. The EPA may or may not consider this report as they continue to address comments to the FFS. As of the date of this annual report, the EPA has not submitted any comments.

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

In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials (“Tracks”) which totalized nine Tracks considered as individual trials. In phase one would be determined liability and phase two will determine damages. Regarding the sub-stages: (a) sub-stages I to III (Tracks I to III) correspond to damage claimed by Occidental and the State of New Jersey; (b) sub-stages IV to VII (Tracks IV to VII) correspond to liability by alter ego and fraudulent conveyance with respect to YPF, Maxus and Repsol and to the liability of third parties to Maxus; (c) sub-stage VIII (Track VIII) corresponds to damages claimed by the State of New Jersey; (d) sub-stage IX (Track IX) is the percentage of liability that would correspond to Maxus for the cleanup and remediation costs.

Specifically, sub-stage III (Track III) will determine the extent of Maxus’ liability for the operation of the Lister Site; sub-stage IV (Track IV) will determine the possible scope of YPF and Repsol’s liability for damages to the Lister Site (alter ego and fraudulent conveyance).

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

Also, Repsol S.A. countersued Occidental Petroleum Corporation (“Occidental”) alleging that the US$ 65 million paid by Repsol as per the agreement between Repsol, YPF, YPF Holdings, Maxus and Tierra Solutions with the State of New Jersey was paid for damages caused by (a) Diamond Shamrock Chemicals Company, for which Occidental is liable under the share purchase agreement of 1986 or (b) Occidental’s individual conduct.

On March 26, 2015, a new presiding judge was appointed for the case (Hon. Gary Furnari).

On April 15, 2015, Occidental sent Maxus a letter claiming indemnity protection under the share purchase agreement with respect to the counterclaim filed by Repsol against Occidental. On 28 April 2015, Maxus replied contesting the claims reserving all arguments and defenses regarding the SPA’s indemnification provisions.

On March 9, 2015 the Special Master issued the Case Management Order XXVI and the Case Management Order XXVII dated July 1, 2015 under which the new judge extended the deadline to complete all presentations until January 29, 2016, established a briefing schedule pursuant to which summary judgment will not be decided until late April or early May 2016, at the earliest, and included a provision that trial shall be scheduled in June 2016. Depositions of witnesses residing in the U.S. and abroad began in December 2014 in accordance with the Case Management Order XXV. Since that time about forty witnesses have been deposed, including the corporate representatives of all the parties. The issues being explored include Track IV (the alter-ego and fraudulent transfers of assets) and Track III (indemnity claims filed by OCC against Maxus). Depositions of witnesses were completed in mid-October 2015.

Notwithstanding the above, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed that the court should authorize early summary judgment motions. The motions filed by the parties and the non-binding opinions as issued by the special judge on January 14, 2016, are summarized below:

(a) YPF filed for early summary judgment against OCC on four issues: i) dismissal of the portion of OCC’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; ii) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999; iii) dismissal of the portion of OCC’s liability claims based on the alleged “control” by YPF of Maxus’s Board of Directors’ decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and iv) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ environmental liabilities to Tierra in 1996.

The Special Master’s Recommendation on YPF’s motion recommended to deny the motion on the grounds that i) the statute of repose for fraudulent transfers is not applicable to the remedy of alter ego for breach of contract and ii) a finder of fact should be permitted to consider all portions of YPF actions when determining if there is alter ego liability so dismissal of portions of these claims is inappropriate.

(b) OCC filed for early summary judgment against Maxus in relation to OCC’s claim to recover the amount of US$ 190 million (plus expenses) paid to the State of New Jersey under the settlement agreement.

The motion sought to establish that Maxus is liable for all conduct at the Lister Site, regardless of any actions taken by OCC (including the period of time that the OCC operated Lister Site). Therefore, the Special Master’s Recommendation on OCC’s motion against Maxus recommended to grant the motion on the grounds that (i) the language of the SPA was not ambiguous and required Maxus to indemnify OCC for its own conduct at the Lister Site and (ii) OCC was not estopped from seeking indemnity from Maxus for its own conduct at the Lister Site because it did not take inconsistent legal positions in prior litigations. Notwithstanding the foregoing, Occidental will have to prove the reasonableness of the US$190 million amount settled with the State of New Jersey, for which Maxus may eventually be liable.

In addition, OCC filed for early summary judgment dismissing the cross-claims of Repsol against OCC, which seek to recover from OCC the US$ 65 million payment made by Repsol to New Jersey State under the settlement agreement.

The Special Master’s Recommendation on OCC’s motion against Repsol recommended to deny the motion in part as to Repsol’s contribution claim and to grant the motion in part as to Repsol’s unjust enrichment claim, on the grounds that i) Repsol’s contribution claims are permissible under the New Jersey Spill Act even if a settlement did not fully discharge liability to the State; ii) demonstrating Repsol’s liability under the Spill Act is not a prerequisite for Repsol to receive contribution from OCC; iii) Repsol is not liable to OCC for indemnification as an alter ego of Maxus, and iv) OCC was not unjustly enriched when Repsol settled with the state.

(c) Repsol filed for early summary judgment against OCC to dismiss OCC’s cross-claims: i) to extent that OCC’s claims are based on prescribed claims for fraudulent transfers; ii) on the grounds that OCC cannot prove that it has suffered damages due to a failure to perform an agreement; iii) on the grounds that OCC cannot prove that Repsol has caused any damage even if a non-performance occurred, because OCC has alleged that Maxus became insolvent before Repsol acquired YPF in 1999; and iv) on the grounds that OCC has failed to pierce the corporate veil between YPF and Repsol.

The Special Master’s Recommendation on Repsol’s motion against OCC recommended to grant the motion on the grounds that OCC failed to set out any basis to pierce the corporate veil between YPF and Repsol, which the Special Master held OCC was required to do, and because OCC did not allege that YPF was insolvent.

(d) Maxus filed for early summary judgment against OCC to dismiss the claims for damages filed by OCC regarding costs not yet incurred by OCC (future remediation costs). YPF joined in this motion. The Special Master’s Recommendation on Maxus’s motion against OCC was to grant the motion on the grounds that OCC’s request for declaratory judgment has no basis due to the uncertainty regarding future costs.

(e) Finally, related to the claims that OCC sought to add against YPF and Repsol for tortious interference with OCC’s contractual rights under the Stock Purchase Agreement of 1986 (between Maxus and OCC), the Special Master’s recommended to deny the motion on the grounds that OCC improperly delayed in seeking to supplement its claims despite having multiple earlier opportunities to do so.

The parties appealed the Special Master’s Recommendations by February 16, 2016. The recommendations will be submitted to the trial judge who may adopt them completely, partially or refuse them and issue a new judgment. Until the court rules on these recommendations, Repsol and OCC have requested an interruption of the expert witness phase. The judge partially accepted the suspension request regarding the evidence to be produced by Repsol. Accordingly, the court will have to issue a new Case Management Order, reviewing the deadlines for the remaining phases of the process.

Furthermore, on October 23, 2015, YPF received a copy of the six reports produced by OCC regarding expert witnesses. Three of the reports are intended to fully demonstrate claims set forth by OCC under Track III. The other three are intended to defend OCC’s position in respect of Track IV. The remaining parties, including YPF, have submitted their reports regarding expert evidence and have begun with the testimony of these experts, which is expected be completed in the first quarter of 2016.

2.5. Conclusion

As at December 31, 2015, an accrual for all matters related to the “Environmental Issues relating to Lister site and Passaic River” was recorded for a total amount of 2,665 comprising the cost of studies, the most reasonable estimation of expenses that YPF Holdings Inc. may incur for remedial activities, taking into account the impossibility of reasonably estimating a loss or loss range related to the eventual aforementioned FFS costs, considering the studies performed by TS, and the estimated costs corresponding to the Removal Agreement from 2008, as well as other matters related to Passaic River and Newark Bay. This includes the aforementioned associated legal matters. However, other potentially works may be required, including remedial measures additional to or different from those taken into account. Additionally, the development of new information, the imposition of penalties or remedial actions, or the outcome of negotiations related to the mentioned matters differing from the scenarios assessed by YPF Holdings may result in a need by this company to incur in additional costs higher than the current allowance amount accrued.

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

On behalf of Occidental, Maxus granted a financial guarantee in an amount of US$ 20 million for the performance of this work. Currently, TS is performing the work in accordance with the Master Plan, where the outstanding activities are the onset and completion of extensions work at six sites, the implementation of the planning phase of the remedial action for a minimum of eight sites, and the preparation and/or presentation of the remedial work plan intended to start them in about seven sites.

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

While the PRG acknowledges that it is required to investigate and prevent chrome releases from certain upland sites into the river, the PRG contends that it is has no obligation under the governing ACOs and Consent Judgment to investigate chrome contamination in the river generally. PRG responded with these and other arguments to the NOD, by which asked for its cancellation. Negotiations between the PRG and the DEP are ongoing.

As of December 31, 2015, there are approximately 608 accrued in connection with the foregoing chrome-related matters. The study of the levels of chromium has not been finalized, and the DEP is still reviewing the proposed actions. The cost of addressing these chrome-related matters could increase depending upon the final soil actions, the DEP’s response to TS’s reports and other developments.

•	Standard Chlorine Chemical Company Superfund Site

In 2013, the Standard Chlorine Site Cooperating Parties Group (including Maxus on behalf of Occidental) entered into a CERCLA Administrative Order on Consent with EPA. This Consent Order required the Cooperating Parties Group to fund and perform a Site RI/FFS. The RI was completed during the fourth quarter of 2014 and EPA approved the RI Report in October 2015. The draft FFS was submitted to EPA during the third quarter of 2015. The Site Cooperating Parties Group received EPA’s initial comments on the FFS on October 1, 2015. The revised FFS is due to EPA on March 11, 2016.

As of December 31, 2015, Maxus had reserved 22 for known probable and reliably estimable Site related losses to allow continued response for this matter on Occidental’s behalf.

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

During the third quarter of 2015 the final remedies for Operable Units 2 and 6 were completed; Ohio EPA approved these remedy completions in July 2015 and terminated the applicable State Administrative Orders. Also in July 2015, OPEA issued its Preferred Remedial Plan for OU-5. As of December 31, 2015, the Painesville PRP Group (including Tierra and Maxus on behalf of Occidental) continues to move forward with the funding and performance of Feasibility Studies for each of the remaining Operable Units and the performance of individual Operable Unit remedies as they are selected by OPEA. Further, Maxus, on behalf of Occidental, continues to fund and perform groundwater extraction and treatment, and operation and maintenance activities, as required under the 1983 RCRA Administrative Consent Order.

As of December 31, 2015, the Company has reserved approximately 134 for known probable and reasonably estimable Painesville Site environmental liabilities.

The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RI/FS progresses, YPF Holdings will continuously assess the condition of the Painesville Works Site and make any required changes, including additions, to its provision as may be necessary.

•	Other sites - Greens Bayou

Pursuant to settlement agreements with the Port of Houston Authority and other parties, TS and Maxus are participating (on behalf of Chemicals) in the remediation of property required Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. Additionally, in 2007 the parties have reached an agreement with the Federal and State Natural Resources Trustees concerning natural resources damages. In 2008, the Final Damage Assessment and Restoration Plan/Environmental Assessment were approved, specifying the restoration projects to be implemented. During the first semester of 2011, TS negotiated, on behalf of Occidental, a draft Consent Decree with governmental agencies of the United States and Texas addressing natural resource damages at the Greens Bayou Site. The Consent Decree was signed by the parties in January 2013 and notice of approval of the Proposed Consent Agreement was published in the Official Gazette on January 29, 2013. After the publication of the notice a period of 30 days is opened for comments. Under the agreement, it is agreed to reimburse certain costs incurred by the aforementioned governmental agencies and conducting two restoration projects for a total amount of US$ 0.8 million. Although the primary work was largely finished in 2009, some follow-up activities and operation and maintenance remain pending. As of December 31, 2015, YPF Holdings Inc. has accrued 50 for its estimated share of remediation activities associated with Greens Bayou facility.

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

In February 2014, the PRP Group submitted to EPA and the Wisconsin Department of Natural Resources (“WDNR”) a preliminary study of basic assessment of risk to human health, a preliminary study of ecological risk assessment of upland and an ecological risk assessment of aquatic life. Currently, they are conducting sediment research activities as approved in the FSP.

In June 2014, the PRP Group submitted to EPA and WDNR the draft Remedial Investigation (“RI”) Report and risk assessment documents (i.e., Baseline Human Health Risk Assessment, Screening Level Ecological Risk Assessment, and Aquatic Baseline Ecological Risk Assessment) and a Remedial Action Objectives Technical Memorandum. Comments to the draft RI Report were received in October 2014. In accordance with the timeline established by the Agencies, in November 2014 the PRP Group submitted written responses to the EPA/WDNR comments concerning the draft RI and risk assessment documents. The PRP Group received approval from EPA to defer preparation of responses to the comments on the draft RAOs until after the RI has been approved.

EPA commented on the RI Report in November 2015, and the PRP Group submitted a revised RI Report in December 2015.

YPF Holdings Inc. has accrued 4 as of December 31, 2015 for its estimated share of the costs of the RI/FS. The main outstanding issue lies in determining the extent of the studies of sediments in the river that may be required. YPF Holdings Inc. lacks sufficient information to determine additional costs, if any; it might have in respect of this site.

•	Other sites - Black Leaf Chemical Site

In September 2011, Occidental and Exxon Mobil received a liability notice from EPA under the ruling known as 104(e) for the site called Black Leaf Chemical located at Louisville, Kentucky. Occidental requested that Maxus undertake the defense of this matter by virtue of the indemnity established in the Stock Purchase Agreement of 1986. Maxus accepted the defense, reserving its rights with respect to the case and without acknowledging any responsibility, in November 2011. In March 2013, EPA requested Maxus on behalf of Occidental, and Exxon Mobil to perform specific remedial tasks and to reimburse EPA and the local regulatory authority certain past costs (estimated between US$ 3 and US$ 5 million).

In September 2014, the Environmental Protection Department of Kentucky (“EPDK”) initiated investigation procedures. In October 2015, the EPDK approved the site characterization report submitted by the cooperation group and required presentation of a remediation action plan. In January 2016, the cooperation group presented the required remediation action plan. As of December 31, 2015, the Company provisioned its contribution for the estimated site remediation costs.

•	Tuscaloosa Site

YPF Holdings Inc. has completed the remediation activities at this site and has provisioned 52 for matters related to operation and maintenance activities as of December 31, 2015.

•	Malone Services Site

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. The potentially responsible parties, including Maxus on behalf of Occidental, formed a PRP Group to finance and perform an AOC RI/FS. The RI/FS has been completed and the EPA has selected a Final Remedy, the EPA Superfund Division Director signed the Record of Decision on September 20, 2009. The PRP Group signed a Consent Decree in the second quarter of 2012 which became effective in July, 2012. During 2012, 2013, 2014 and 2015 the PRP Group continued with the design, planning and remediation phase. As of December 31, 2015 YPF Holdings has accrued 5 in connection with its obligations for this matter.

•	Central Chemical Company Superfund Site (Hagerstown, Maryland)

The Central Chemical PRP Group has been responding to this federal Superfund Site since the early/mid 1990s. The PRP Group consists of parties who EPA alleges are former Central Chemical Company customers (or who are the legal successors thereof) which arranged for the disposal of certain CERCLA hazardous substances at the Site. Maxus participates in the PRP Group on behalf of Occidental. In 1998, the EPA entered into a CERCLA Administrative Order on Consent with certain PRPs to conduct an RI/FS. The PRP Group, including Maxus, on behalf of Occidental, funded and performed the RI/FS, which was completed in 2007. In 2009 the EPA issued its Record of Decision which selected the final Site remedy. In 2010, EPA divided the Site into two Operable Units: “Operable Unit 1” (OU-1) – Site soils, waste and shallow groundwater, and; “Operable Unit 2” (OU-2)—bedrock groundwater. In September 2012, the EPA issued CERCLA Special Notice Letters to the PRPs, including Occidental, requesting that they fund and perform the Site OU-1 remedy. In August 2013, the PRP Group members, including Occidental, entered into a CERCLA Administrative Order on Consent to fund and perform the Remedial Design for Operable Unit 1.

In early 2014, the PRP Group and the EPA began negotiations of a judicial Consent Decree for the funding and performance of the Remedial Action for Operable Unit No. 1. During the third quarter of 2015, the Central Chemical PRP Group members (including Maxus on behalf of Occidental) entered into a judicial Consent Decree for the funding and performance of the OU-1 Remedy (the “OU-1 Consent Decree”). The OU-1 Consent Decree was approved and entered with the court in October 2015. Performance of the Remedial Action for Operable Unit No. 1 is currently forecasted to occur between 2016 and 2021; and according to EPA, is estimated to cost approximately US$ 14.2 million. In addition, the EPA may also require the Central Chemical PRP Group to initiate a Remedial Design/Remedial Action for Operable Unit 2 in 2016 or 2017; which the PRP Group has estimated could cost at least US$ 3 million.

As of December 31, 2015, Maxus had reserved 17 for known probable and reliably estimable Site related losses to allow continued response for this matter on Occidental’s behalf.

•	Other third party sites

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known relationship. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of December 31, 2015, YPF Holdings Inc. has accrued approximately 48 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at the present time.

•	Black Lung Benefits Act Liabilities

The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with a lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of December 31, 2015, YPF Holdings Inc. has accrued 35 in connection with its estimate of these obligations.

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

In 2002, Occidental sued Maxus and TS in state court in Dallas, Texas seeking a declaration that Maxus and TS have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, notwithstanding the fact that said agreement contains a twelve-year cut-off for defense and indemnity obligations with respect to most litigation. TS was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the twelve-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This lawsuit was denied. Maxus anticipates that Occidental’s costs in the future under the Dallas case will not exceed those incurred in the first semester of 2012. Most of the claims that had been rejected by Maxus based on the twelve-year cut-off period, were related to “Agent Orange”. With the exception of one Agent Orange claim filed in 2012 and dismissed in 2013. All pending Agent Orange litigation was dismissed in December 2009, and although it is possible that further claims may be filed by unknown parties in the future, no further significant liability is anticipated.

•	Turtle Bayou

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and following post judgment motions, the court entered a decision setting Occidental’s liability at 15.96% of the past and future costs to be incurred by one of the plaintiffs. Maxus appealed this matter. In June 2010, the Court of Appeals ruled that the District Court had committed errors in the admission of certain documents, and remanded the case to the District Court for further proceedings. Maxus took the position that the exclusion of the evidence should reduce Occidental’s allocation by as much as 50%. The District Court issued its Amended Findings of Fact and Conclusions of Law in January 2011, requiring Maxus to pay, on behalf of Occidental, 15.86% of the past and future costs to be incurred by one of the plaintiffs. On behalf of Occidental, Maxus presented an appeal in the first semester of 2011. The U.S. Court of Appeals for the Fifth Circuit affirmed the District Court’s ruling in March 2012. Maxus paid to the plaintiff, on behalf of Occidental, US$ 2 million in June 2012 covering past costs and US$ 0.9 million in November 2012 to cover the costs incurred by El Paso in 2007-2011. The obligation to pay some future costs is still pending. As of December 31, 2015, YPF Holdings Inc. has accrued 5 in respect of this matter.

•	Ruby Mhire:

In May 2008, Ruby Mhire and others (“Mhire”) brought suit against Maxus and other third parties, alleging that various parties including a predecessor of Maxus had contaminated certain property in Cameron Parish, Louisiana, during oil and gas activities on the property. Maxus’ predecessor operated on the property from 1969 to 1989. The Mhire plaintiffs have demanded remediation and other compensation from approximately US$ 159 million to US$ 210 million basing themselves on plaintiff’s experts study. During June 2012, the parties in the case held a court-ordered mediation. Maxus filed appropriate answers to the complaints. On June 22, 2012, the parties to the case held a mediation requested by the Court to discuss a settlement. In this mediation, two of the five defendants reached an agreement with the plaintiffs. Plaintiffs did not attain a termination agreement with the three remaining defendants (Maxus, Chevron and El Paso). In the fourth quarter of 2012 both the discovery process and the depositions were intensified. In December 2012, Maxus filed an appeal with the intention to obtain a change of forum, alleging that its due process rights would be adversely affected if the case was heard in Cameron. The Court had contemplated a hearing in February 2013 and a trial in March 2013. However, the Court suspended litigation in order to allow for the negotiation of an out-of-court settlement agreement between the parties. On June 2013, Maxus signed an agreement with its plaintiffs, in which Maxus has to make installment payments over three years, and is required to remediate the site. On July 31, 2013, the Court of Judicial District No. 38 of Cameron, Louisiana State accepted the Resolution Agreement after receiving the notification of No Objection from the Department of Natural Resources, Office of Conservation on July 8, 2013. In August 2013, under the Settlement Agreement, Maxus made the initial payment of US$ 2 million and in December 2013, June 2014 and December 2014 Maxus made payments of US$ 3 million each time.

One last installment payment in the amount of US$ 1 million was made in June 2015. Maxus has no further payment obligation to plaintiffs under the Settlement Agreement; however, it must still undertake remediation of the site, which is expected to be completed in 2016.

•	The Bedivere Litigation (Bedivere Insurance Company et al. v Maxus Energy Corporation;

Is an Insurance Declaratory Judgment Action (“Declaratory Action”) which was filed against Maxus in Texas State District Court. The Plaintiffs are former insurers, or successors thereof, who issued insurance policies to Maxus and its predecessors covering certain risks associated with oil and gas exploration and production activities in the State of Louisiana (the “Policies”). The underlying subject matter of the Declaratory Action arises from the alleged claims, and ultimate settlement thereof, asserted against Maxus in the Ruby Mhire Litigation. The Ruby Mhire Litigation was a Louisiana Oil Field Legacy Liability Lawsuit which was filed in Cameron Parish, Louisiana in 2008 against numerous oil and gas companies, including Maxus. Maxus settled the Ruby Mhire Litigation during the summer of 2013. Prior to the filing of the Declaratory Action, Maxus had been engaged in substantive discussions with the claims administrator for the Plaintiff insurance companies in the Declaratory Action regarding a possible resolution of Maxus claims under the Policies. On June 18th, 2015, Resolute issued a Denial of Coverage, and without prior notice, filed the Declaratory Action the next day. Maxus is actively defending the case. As a first step, in October 2015, Maxus requested a change of venue to Harris County, which was granted by the court.

•	Environmental Contamination Claims in Louisiana:

Maxus is also defending two additional environmental contamination claims brought against it in Louisiana arising from legacy petroleum exploration and production activities.

The Jumonville Litigation: is a claim brought in 2012 in Port Coupee Parish, Louisiana against Murphy Oil, as Lessee, and Maxus as successor to Apexco/Natomas, the operator, for environmental contamination caused by the drilling of a deep well in 1976 that was a dry hole, and which was plugged and abandoned in 1978. The claim against Murphy Oil is a contract claim with a 10-year prescription period from date of discovery. The claim against Maxus is a tort claim with a 1-year prescription period from date of discovery. Murphy Oil asserts, without documentary evidence to date, that it probably farmed-out or assigned the lease to Maxus and that there would have been an indemnity provision in such documentation. Murphy Oil’s position is that Maxus has an obligation to indemnify it as Maxus’s predecessor was the operator of the well. However, it has produced not documentary evidence of this. In May 2014, the court severed the plaintiffs’ claims against Maxus and Murphy Oil from its claims against other defendants and set the trial date for August 2015. In July 2015, Maxus and Plaintiffs entered into a non-binding Settlement Memorandum of Understanding (MOU) as a first step towards a court-approved settlement of this litigation. Under the terms of the MOU, the litigation is stayed as to Maxus and Murphy Oil to allow for continued settlement discussions. The MOU contemplates a final settlement consisting of, among other things, two primary components: 1) a monetary payment(s) made by Maxus to the Plaintiffs, and 2) Maxus’ funding and performance of a defined limited site remediation project at the Plaintiffs’ property.

As of December 31, 2015, Maxus and the Plaintiffs continue to make progress towards concluding a final and definitive settlement agreement. Maxus expects that this matter will be resolved within the monetary amounts previously budgeted and reserved by the Company. The Company currently forecasts that the Plaintiff’s claims against Maxus in this litigation will be resolved sometime during the second quarter of 2016. Maxus advices that absent a definitive settlement sharing agreement between Maxus and Murphy, it is possible that litigation of cross-claims could ensue between Maxus and Murphy Oil to resolve any settlement allocation dispute.

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

On December 30, 2014 the Supreme Court issued two interlocutory judgments. By the first, it supported the claim of the Provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

In addition, it should be highlighted that the Company learned about other three court complaints filed by ASSUPA against:

(i)	Concessionaire companies in the San Jorge Gulf basin areas: An attempt was made to give notice of the complaint to YPF, which was held null and void due to formal defects thereof. Currently, the court has ordered the suspension of procedural terms;

(ii)	Concessionaire companies in the Austral basin areas: In this case, a highly summarized action has been ordered. In addition, an interim relief has been issued to notify several companies of the existence of the suit, and for the defendants to contribute certain information. This interim relief has been appealed against by YPF. On November 2, 2015 YPF was notified of the lawsuit. Following an YPF request, the court ordered on November 4, 2015 to suspend the procedural time-limits.

(iii)	Concessionaire companies in the Northwest basin areas: The action has been submitted to ordinary proceedings. On December 1, 2014, the Company was notified about the complaint. Currently, the answering terms have been stayed as a result of a request submitted by the Company. In addition, Pan American Company has challenged the acting judge without cause, wherefore the file was remitted for the proceedings to be heard by Salta Federal Court No.2.

–	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”): On April 8, 2015 Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (jointly, “Petersen”), a former shareholder of YPF, filed a complaint against the Argentine Republic and YPF with the U.S. District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the aforesaid companies by reason of a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims seem to be mainly grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. The Company filed a motion to dismiss on September 8, 2015, the date which was set as a result of the extension of the term provided for by the Court. On the other hand, Petersen filed an objection against YPF’s motion to dismiss. Currently the parties await the decision of the Court.

As of the date of this annual report, there are no elements held by YPF to quantify the potential impact that this claim could have on the Company.

–	Petitions for bankruptcy filed by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina: On September 18, 2015, Metrogas S.A. was made aware of petitions for bankruptcy, filed by Pan American Sur S.A., Pan American Fueguina S.A. and Pan American Energy LLC Sucursal Argentina, which are being heard by Argentine First Instance Court No. 26 in Commercial Matters, Division No. 51 of Buenos Aires City. As of the date of these consolidated financial statements, Metrogas has not received any notice regarding said court files, despite of which it shall take all necessary action for an appropriate defense of its rights.

–	Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. At the moment, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of sentence dated July 8, 2008, the CSJN:

(i)	Determined that the Basin Authority (Law No. 26,168) (“ACUMAR”) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Court of First Instance of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviours for the reparation of the environmental damage will continue before the CSJN.

–	Environmental claims in La Plata: YPF is aware of an action that has not been served yet, in which the plaintiff requests the clean-up of the channel adjacent to the La Plata refinery, the Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 or an amount to be determined from the evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of La Plata refinery on June 29, 1999, described in Note 10 of “La Plata and Quilmes environmental claims”. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. The issue has been archived and no notice has been served of the complaint filed against YPF in 2006. Therefore, this will not be reported in the future.

In addition to the information mentioned above, YPF has entered into an agreement with the OPDS in connection with the claims of the channels adjacent to the La Plata refinery. See Note 10 “La Plata and Quilmes environmental claims”.

–	Environmental claims in Quilmes: YPF has been notified of a complaint filed by neighbours of Quilmes city, province of Buenos Aires, claiming approximately 421 for compensation for personal damages. Considering the phase of the trial, the evidence available to the date, and the preliminary judgment of internal and external legal advisors, YPF is unable to reasonably estimate the possible loss or range of loss related to this complaint.

–	National Antitrust Protection Board (“CNDC”): On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Article 29 of Law No. 25,156 of Antitrust Protection, from a group of almost thirty natural gas production companies, YPF among them, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts; and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with article 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of the Antitrust Law. On January 15, 2007, the Antitrust Board charged YPF and eight other producers with violations of the Antitrust Law. YPF has contested the complaint on the basis that no violation of the law took place and that the charges are barred by the applicable statute of limitations and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings. On December 14, 2007, the Antitrust Board decided to transfer the motion to the Court of Appeals as a consequence of the appeal presented by YPF against the rejection of the application of the statute of limitations.

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

–	Additionally, the Company has received other labour, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

b) Contingent assets

-	La Plata Refinery:

On April 2, 2013, the facilities of YPF in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 mbbl/day through the commissioning of two distillation units (Topping IV and Topping D). Coke A unit is out of service permanently and Topping C unit was launched back in late May, after a technical and human effort of great relevance.

Based on the documentation provided to the insurance adjuster appointed by reinsurers, and after their analysis, in November 2013 YPF requested an advanced payment on account of the total compensation that will result from this process of US$ 300 million (US$ 227 million for material damage and US$ 73 million for consequential loss). This advance was accepted, recognized and paid by the reinsurers and, consequently, was recorded in YPF’s statement of comprehensive income for the year ended on December, 31, 2013. For some subsequent periods, presentations to the insurers had been submitted. Consequently a second partial payment of US$ 130 million has been request, this payment was received during the third quarter of 2014. The loss of profit coverage period for this incident continued until January 16, 2015, and the entire compensation for loss of profits was finally payed in June 2015 upon a final payment of US$ 185 million.

The total amount received for this loss amounted to US$ 615 million, of which US$ 227 million were related to property damage and US$ 388 million to loss of profits.

During the year ended December 31, 2015, the Company has concluded the claim settlement proceedings with the insurance company and has recorded an income of 523, which were included in the statement of Comprehensive income, under the captions “revenues” and “Cost of sales”, depending on the nature of the claimed concept.

–	Cerro Divisadero:

On March 21, 2014 a fire incident damaged the facilities of Crude Oil Treatment Plant of Cerro Divisadero in Mendoza, belonging to the North Mendoza business, located 59 kilometres south from Malargüe city. In the mentioned facilities crude oil production from the fixed assets located in North Malargüe and South Malargüe was treated. As a consequence of the incident the facilities were almost completely unusable with the corresponding production loss.

The incident was reported to the corresponding insurers and reinsurers and upon an analysis of the several technical options, the Company has selected the facilities reconstruction option and has requested an advance payment of US$ 60 million, which was received as of fiscal year end.

In November 2015, the claim settlement proceedings were concluded, with the final settlement amount agreed at US$ 122 million, of which US$ 45 million were related to property damage and US$ 77 million to production losses. This amount was accepted by reinsurers, while the remaining balance is pending payment as of the date of issuance of these consolidated financial statements.

During the year ended December 31, 2015, the Group has recorded a gain of 1,165 in the statement of comprehensive income under “Other operating results, net” and “Cost of sales”, based on the nature of the item claimed (property damage and loss of production respectively).

c) Contractual commitments

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

The commitments made by the Company are as follows: i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata—Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013/2014/2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) the Company undertakes to make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) YPF commits to prioritize the recruitment of labor, suppliers and services based in Neuquén.

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

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” intended to the Fortalecimiento Institucional Fund, in order to purchase equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

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

•	Salta: On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the Memorandum of Agreement took, among others, the following commitments: (i) conducting in area Aguaragüe, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

•	Chubut – Concessions El Tordillo – La Tapera and Puesto Quiroga: On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and Tecpetrol S.A. holds the remaining 52.133%. The Concessions were extended for a 30 year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the joint operation to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, Petrominera will acquire a 10% interest in the exploitation Concessions.

•	Chubut - Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante: On December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company´s Board on February 24, 2014; thus complying with the conditions precedent established in the Extension Agreement.

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

•	Tierra del Fuego: the Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego (until November 14, 2027), Los Chorrillos (until April 18, 2026) and Lago Fuego (until November 6, 2027). On October 10, 2014, Act No. 998 and Act No. 997 approving the extension agreements were enacted.

•	Rio Negro: In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. entered into a Renegotiation Agreement with the Province of Rio Negro to extending for 10 years the original term of the following exploitation concessions as from maturity of their original granting terms: (i) “El Medanito”, “Barranca de los Loros”, “Señal Picada-Punta Barda”, “Bajo del Piche” where YPF holds 100%, up to November 14, 2027; (ii) “Los Caldenes” where YPF holds 100%, up to September 19, 2036; (iii) “Estación Fernandez Oro”, where YSUR Energía Argentina SRL holds 100%, up to August 16, 2026; and (iv) “El Santiagueño” where YSUR Petrolera Argentina S.A. holds 100%, up to September 6, 2025.

The Renegotiation Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5027 dated December 30, 2014. The companies signing the Renegotiation Agreement assumed the following commitments, among others: (i) payment of US$ 46 million as Fixed Bonus, (ii) contributions to social development and institutional strengthening amounting US$ 9,2 million, (iii) supplementary contributions equivalent to 3% of the monthly oil production, and 3% of the monthly gas production, (iv) annual contributions for training, research and development, (v) compliance with a minimal development and investment plan, (vi) investment for the execution of environmental remediation plans.

–	Agreements of project investments

•	Agreements for the development of Loma La Lata Norte and Loma Campana areas:

On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) signed an Investment Project Agreement (“the Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana areas. This first pilot project includes the drilling of more than 100 wells.

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

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the year ended December 31, 2015.

During the years 2015, 2014 and 2013, YPF and CHNC have made transactions, among which it is possible to highlight the purchases of gas and crude oil by YPF for 3,556, 2,311 and 50, respectively. These transactions will be completed under the general and regulatory market conditions. The net balance as of December 31, 2015 and 2014, is a liability in favor of CHNC of 533 and 837, respectively, while the net balance as of December 31, 2013, was a receivable in favor of YPF of 1,616.

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

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, have successfully completed the second phase of the Project Investment Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession. At the present time, there are 6 drilling equipments operating in the above mentioned area and more than 18.97 thousand daily barrels of oil equivalent to the percentage of participation extracted.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste – Narambuena area:

During April 2014, YPF and Chevron have signed a new Project Investment Agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

To this end, the Company and Chevron entered into the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of a) a 50% interest in the Narambuena Exploration Project Area and b) a 7% legal interest in the Exploitation Concession of Chihuído de la Sierra Negra in Neuquén and Mendoza. However, contractual rights of Chevron are limited to Narambuena Area, as YPF will hold 100% ownership of the conventional production and reserves outside the Project Area and Desfiladero Bayo field. On May 29, 2015, the first phase of the Agreement was closed with the perfection of the relevant assignments. At present, 2 wells have been drilled and completed and 1 is being drilled.

Depending on the results of the exploration activities, both companies foresee to continue with the execution of a pilot project and the subsequent comprehensive development of the above mentioned area, sharing investments at 50% each.

The Company indirectly holds a 100% interest in the capital stock of CDNC; however as pursuant to effective contractual agreements, the Company neither exercises CDNC’s relevant financial and operating decision-making rights nor funds its activities, the Company is not exposed to risks and benefits for its interest in CDNC. Therefore, according to IFRS, the Company has valued its interest in CDNC at cost, which is not significant, and has not recorded any income (loss) for the said interest during the period ended December 31, 2015.

•	Agreements for the development of El Orejano area:

On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, in the area of “El Orejano” of which Dow provided US$ 120 million by means of a financing agreement convertible into a participation in the project, which contemplates a first phase of work during which 16 wells will be drilled.

On October 22, 2015, both parties agreed to an Addenda which provides, among other things, for: (i) an increase in the amount to be disbursed by Dow, by US$ 60 million, totaling US$ 180 million, through a convertible financing in an interest in the project, for the same purposes and effects than those of the previous disbursements, and (ii) an extension of the time period during which Dow may exercise the conversion option, up to December 18, 2015. On October 30, 2015, the Company received the additional amounts committed.

On December 15, 2015, PBB Polisur S.A. exercised the option provided for in the Agreement, whereby YPF has assigned 50% of its interest in the exploitation concession of “El Orejano” area, which amounts to a total area of 45km2, in the Province of Neuquén.

As of December 31, 2015, 27 wells are drilled, out of which 18 have been completed.

In addition, the parties have formed a joint operation for the exploration, evaluation, exploitation and development of hydrocarbons in “El Orejano” area, which will become effective on January 1, 2016 and in which Dow and YPF have a 50% interest each.

•	Agreements for the development of Rincón del Mangrullo area:

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

During this first stage, Petrolera Pampa has undertaken to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data.

The second phase investment contemplates an investment of US$ 70 million to drill 15 wells.

As of December 31, 2015, the two stages were completed.

On May 26, 2015 a supplementary agreement (the “Amendment”) to the investment agreement dated November 6, 2013 was signed.

The Amendment establishes an interest of 50% of each of the parties in the entire production, costs and investments for the development of the Area with retroactive effect from January 1, 2015, excluding from the agreement only the formations of Vaca Muerta and Quintuco. It should be noted that on July 14, 2015, the necessary requirements for the effectiveness of the said Amendment were met.

Such investments include surface facilities in the area of US$ 150 million, which include the first expansion stage of the treatment facilities, bringing the current capacity of 2 to 4 million cubic meters per day to allow the conditioning and evacuation of future production from the block.

The Amendment also includes the expansion of the investment commitment of Petrolera Pampa in a third investment phase of US$ 22.5 million, for the drilling of additional wells targeting the Mulichinco Formation.

In addition, the Amendment includes an exploratory program for the Lajas Formation, under which Petrolera Pampa is committed to an investment of up to US$ 34 million and YPF up to US$ 6 million for the period 2015-2016. Subject to the results obtained in this period, Petrolera Pampa may choose to continue with a second investment phase in 2017 also for the Lajas Formation, with an additional investment commitment of US$ 34 million.

•	Agreements for the development of La Amarga Chica area:

On August 28, 2014, the Company has signed an Agreement with Petronas (E&P) Overseas Ventures Sdn. Bhd, (hereinafter, “Petronas”) whereby YPF and Petronas agreed on the main terms and conditions to jointly develop a shale oil pilot project in three annual phases involving a jointly investment of up to US$ 550 million plus VAT in the La Amarga Chica area, province of Neuquén. Petronas will invest US$ 475 million and YPF will invest US$ 75 million.

YPF will be the operator of the area and will assign a 50% interest in the concession to Petronas E&P Argentina S.A. (hereinafter “PEPASA”).

Dated December 10, 2014 the Company and PEPASA, a Petronas affiliate, entered into an Investment Project Agreement for the joint exploitation of unconventional hydrocarbons in La Amarga Chica area in the Province of Neuquén. It should be noted that on May 10, 2015, the conditions required for the entry into force of that Pilot Plan in 2015 were complied with. The Agreement also provides that both companies will assess the expansion of the strategic association to other exploration areas with potential for unconventional resources.

Likewise, the Parties signed the following supplementary agreements to the Investment Agreement: (a) Assignment Agreement for the assignment of 50% of the concession on the La Amarga Chica area; (b) Joint Operation formation contract; (c) Joint Operating Agreement; (d) Assignment Guarantee Agreement; (e) First Option Agreement for trading crude oil; and (f) Assignment of Rights on Hydrocarbon Export Agreement.

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

Upon full compliance with the parties’ commitments, each party will contribute 50% to the work schedule and cost budget based on the investment agreement.

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

As of December 31, 2015, 4 wells of the Pilot Plan have been drilled: 1 vertical and 3 horizontal. Microseismic studies will be carried out for these 4 wells during the first months of 2016. Therefore, there are no new wells under production at 2015 year end.

•	Subdivision of Bandurria Block - Neuquén:

On July 16, 2015, the Province of Neuquén, pursuant to executive orders 1536/15 and 1541/15, approved the subdivision of the Bandurria block (465.5 km2) and awarded 100% of the area known as “Bandurria Norte” (107 km2) to Wintershall Energía S.A., 100% of the area known as “Bandurria Centro” (130 km2) to Pan American Energy LLC (Sucursal Argentina) and 100% of the area known as “Bandurria Sur” (228.5 km2) to YPF, awarding to YPF an Unconventional Hydrocarbons Exploitation Concession in Bandurria Sur area, for a 35-year term, with a commitment to develop a pilot plan to be completed in 3 years with a related investment of US$ 360 million.

•	Granting of exploitation concession for Lindero Atravesado block – Neuquén:

On July 10, 2015, the Province of Neuquén agreed to award to both partners, Pan American Energy LLC (Sucursal Argentina) and YPF, pro rata their interests (62.5% and 37.5%, respectively) in the “Lindero Atravesado” joint venture, the right to an Unconventional Hydrocarbons Exploitation Concession for a 35-year term, pursuant to the provisions of sections 27 bis, 35(b) and related sections of Act 17.319, as amended by Act 27.007. As a condition to the award of the above mentioned concession rights, concession holders have agreed to carry out an Unconventional Tight Gas Pilot program within 4 years, beginning on January 1, 2015, with an investment of US$ 590 million. On July 16, 2015, an agreement in this respect was approved by Executive Order 1540/15 of the Neuquén Province.

•	Extension of the Joint Operation Agreement for the Magallanes Area:

On November 17, 2014, ENAP SIPETROL ARGENTINA S.A. (“ENAP”) made to YPF, and YPF accepted, an offer whereby ENAP’s rights and obligations under the Magallanes area Joint Operation Agreement were extended until the concession termination, with ENAP keeping 50% interest and continuing as Operator. The area concession includes three jurisdictions: Santa Cruz, Estado Nacional and Tierra del Fuego (as of the date of these financial statements, the concessions of the two first-named have been extended). In consideration for such extension, ENAP agreed to pay to YPF, or invest in the Joint Venture on behalf and on account of YPF, US$ 100 million, subject to certain conditions. The Agreement further provides for the obligation to agree on a so-called “Incremental Project” by September 15, 2015. The Incremental Project was approved by an operating committee on September 10, 2015, and its approval was ratified by YPF on October 20, 2015. Notwithstanding the foregoing, ENAP is entitled to withdraw at any time from the Incremental Project, without right to compensation or reimbursement therefor, including the Consideration and any royalties as may have been paid until termination.

–	Contractual commitments: The Group has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the income of the year in which they were identified.

In this order, the Group has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Group has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Group is fulfilling the agreed commitments mentioned above. To the extent that the Group does not comply with such agreements, we could be subject to significant claims, subject to the defences that the Group might have.

The Group under certain trade agreements has undertaken the obligation with third parties to buy goods and services (such as liquefied petroleum gas, electricity, gas, oil and steam) that as of December 31, 2015 amounted to about 37,116. In addition, it has exploratory, investment and expense commitments until the termination of some of its concessions for 287,238 as of December 31, 2015, including commitments for the extension of concessions mentioned in previous paragraphs.

d) Main regulations and other:

–	New Hydrocarbon Law:

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

In addition to the regulations that affect the natural gas market mentioned in “Natural gas market” (Note 10), on June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published in the Official Gazette (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription. On January 5, 2012, the Official Gazette published Resolution of the Secretariat of Energy No. 172 which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the Resolution previously mentioned. This Resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

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

In particular, the application of the above mentioned tariff charge produces an impact so significant in Mega operations that, if not favorably resolved, Mega could have in the future serious difficulties to continue business. On October 27, 2015, the Supreme Court of Justice issued a resolution on the motion for protection of constitutional rights filed by Mega S.A. (period until the enactment of the 2013 Budget Enactment Law No. 26.784) providing that the charge under “Executive Order 2067/08” was unconstitutional and was not applicable to Mega S.A.

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

–	Natural Gas Additional Injection Stimulus Programs:

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

Under this regulation, gas producing companies were invited to file Projects for increasing Total Natural Gas Injection (“the projects”) to the Commission, in order to receive an Increased Price of 7.5 US$/MBTU for all gas injected above certain threshold (Additional Injection). The Projects shall comply with minimum requirements established in Resolution No. 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project. Resolution No. 60/2013, regulated by Resolution No. 83/2013, established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under such Resolution. The price to be paid under the program established in Resolution No. 60/2013 varies between 4 US$/MBtu and 7.5 US$/MBtu, according to the highest production curve reached by the beneficiary company under the program. Resolution No. 123/2015 was published in the Official Gazette on July 15, 2015 which approved the Regulations governing procurement, sales and transfers of areas, assignments of rights and interest under the approved programs.

On September 29, 2015, Resolution 185/2015 was published in the Official Gazette regulating an incentive program for natural gas injection for the benefit of corporate producers which do not have a previous record of natural gas injection. The beneficiary companies will receive a compensation resulting from the difference between 7.50 US$/MMBtu and the price received for the sale of the natural gas in the market. Such compensation shall be received only for natural gas originating in areas whose production rights shall have been acquired from companies registered with any of the two previous programs and provided that during the period in which the transferor shall have calculated its “base injection”, according to its programme, the injection of the area operated by the current beneficiary – transferee– shall have been null.

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

On August 31, 2012, YPF was notified of the judgment of the mentioned Court, which declared the nullity of Resolution No. 17/2012, based on the lack of jurisdiction of the Argentine Secretariat of Domestic Commerce to issue a measure of that nature.

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

Dated February 3, 2015, the Argentine Republic Official Gazette published the text of Resolution No. 14/2015 passed by the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons that created the Crude Oil Production Promotion Program for 2015 under which beneficiary companies are awarded an economic compensation, payable in pesos, for an amount equivalent to up to three U.S. dollars per barrel for the total production of each beneficiary company, provided that its quarterly production of crude oil is higher or equal to the production taken as basis for such program. Basis production is defined as the total production of crude oil by beneficiary companies corresponding to the fourth quarter of 2014, expressed in barrels per day. The beneficiary companies that have met the demands of all refineries authorized to operate in the country and direct part of their production to the foreign market may receive an additional economic compensation of two or three U.S. dollars for each barrel of exported crude oil, depending on the level of exported volume achieved.

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

Pursuant to Executive Order No. 1330/15 of July 6, 2015, the Government resolved to render ineffective the “Petróleo Plus” program, which had been created by Executive Order No. 2,014 of November 25, 2008.

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

Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319; the nullity or expiration of the concessions or permits. Moreover, the mentioned Decree abrogates the dispositions of the Decrees No. 1,055/89, 1,212/89 and 1,589/89 (the “Deregulation Decrees”) which set, among other matters, the right to the free disposition of hydrocarbon production. On December 29, 2015, the Executive Branch issued order No. 272/15 resolving the dissolution of the Commission and its Regulations, and also providing that the powers vested on the Commission were to be exercised by the Ministry of Energy and Mining.

–	Principal rules applicable to Natural Gas distribution:

The Group participates in natural gas distribution through Metrogas, an indirectly controlled company.

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

The Gas Act and the License created ENARGAS as regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. ENARGAS jurisdiction extends to gas transportation, sale, storage and distribution. Its mandate under the Gas Law includes consumers’ protection, competition protection in gas offer and demand, and the promotion of long-term investments in the gas industry.

Gas distribution tariffs have been established in the License and are regulated by ENARGAS.

The Distribution License has authorized Metrogas to provide the gas distribution public service for a 35-year term (for which Metrogas may request al 10-year period extension at the end thereof subject to approval by ENARGAS) in its service area.

At the end of the 35 or 45-year period, as the case may be, the Gas Law requires a new competitive bidding to grant the license, for which, if it has performed its obligations, Metrogas will have the option to equal the best bid made to the Government by a third party. As a general rule, upon the termination of a License due to completion of its time-period, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the winner bidder under a new call for bids, whichever is lower.

On March 26, 2014, within the framework of the process for renegotiating public services contracts provided by Law No. 25,561 and supplementary regulations, Metrogas signed a Letter of Understanding with the Public Services Contracts Renegotiation and Analysis Unit (the “UNIREN”) whereby a provisional tariff regime is established for the collection of higher revenues than those collected under ENARGAS Resolution No. I/2407 issued on November 27, 2012 which, in turn, had implemented a fixed amount per bill, differentiated by type of customer; such revenues had to be deposited in a trust created for the performance of the works.

The new Temporary Agreement, ratified by National Executive Order No. 445/2014 establishes an interim tariff regime effective as from April 1, 2014, consisting in the readjustment of tariffs and prices and with due regard to the necessary guidelines for service continuity and common criteria with the other distribution licensees, and to the tariff regulations, including changes in the gas price at the transportation entry point.

The Temporary Agreement further provides that it will include any transfer resulting from in tax (excluding income tax) regulations changes, as may be pending resolution, and also includes, among its provisions, a cost monitoring mechanism based on an exploitation cost and investment structure, as well as price indexes reflecting such costs which, under given premises, triggers a revision procedure whereby ENARGAS will evaluate the actual extent of variation in the Licensee’s exploitation costs and investments, and decide if the distribution tariff needs to be adjusted.

As of December 31, 2015, Metrogas has submitted to ENARGAS three requests to increase its tariffs through the application of the Cost Monitoring Mechanism set forth in the Temporary Agreement. None of these requests has resulted in the adjustments of Distribution tariffs to allow for the increased costs afforded by Metrogas. Instead, a Temporary Financial Assistance has been approved by Energy Secretariat Resolution No. 263/2015.

The Temporary Agreement further provides that between its execution date and December 31, 2015 (expiration date of the Emergency Act) the National Government, through UNIREN, and the Licenses were required to reach an agreement related to the modalities, time periods and timing of the execution of the Memorandum of Agreement for Comprehensive Contractual Renegotiations. On November 3, 2015 an extension of the Emergency Act was approved until December 31, 2017.

On June 8, 2015 Energy Secretariat Resolution No. 263/2015 was published in the Argentine Official Gazette stating that the Energy Secretariat had approved a disbursement, as temporary financial assistance payable in ten subsequent installments, to Metrogas and the rest of natural gas distributors, effective on March 2015, with the purpose of funding expenses and investments associated with the normal operation of the natural gas distribution public service through networks and on account of the Comprehensive Tariff Review to be held in due time.

This Resolution provides that its beneficiaries shall use part of the funds received under each monthly installment to cancel debts due and payable until December 31, 2014 to natural gas producers and, further, that distributors may not accrue additional debt for natural gas purchases made as of the effective date of the Resolution.

In the case of Metrogas, ENARGAS has provided for an exceptional need of funds for 2015, which is disbursable on a monthly basis according to a specified schedule between March and December. In addition it has ordered that Metrogas shall use part of the temporary financial aid to cancel debts to producers payable as of December 31, 2014 in 36 equal and successive monthly installments, plus interest as from January 2015, using the current “Banco Nación Average Active Interest Rate for Commercial Discount Transactions” (Tasa Activa Promedio del Banco Nación para Operaciones de Descuentos Comercial) (2.05% monthly), with the installments to be payable from March 2015.

In addition, ENARGAS stated that distributors shall cancel invoices for gas purchases whose maturity occurs in 2015, providing for cancellation thereof at 30, 60 and 90 days in line with the collection of invoice payments from their clients.

As of the date of these consolidated financial statements, Metrogas has received seven of the ten installments on account of temporary economic assistance. In addition, it has executed payment agreements with most producers under Energy Secretariat Resolution No. 263/2015, subject to the availability of the amounts committed.

The real impact on Metrogas revenue levels and on costs will depend on a variable beyond its control: how users will reduce gas consumption, which will not only depend on the individual actions taken to achieve such reduction but also due to climate variables effects between the compared periods.

Metrogas expects that during next year the financial condition will gradually recover with the implementation of the Temporary Agreement executed on March 26, 2014 with UNIREN or with a new Complementary Temporary Agreement. Additionally, a consensus with the National Government is intended to be reached through UNIREN in reference to the modalities, terms and opportunity of the execution of the Letter of Understanding for the Integral Contractual Renegotiation, in order to reestablish the economical-financial situation of Metrogas.

Notwithstanding the foregoing, the company may not guarantee that the above mentioned estimates will actually be implemented or that they will be implemented under the expected terms.

Additionally, if the conditions prevailing as of the date of these financial statements are maintained, the situation will continue deteriorating; therefore, Metrogas is analysing a series of measures to mitigate the impact of the financial situation, including, among others: to submit the claims referring to tariff increases (including transfer to municipal charge tariffs) to the Argentine authorities; to try to keep a strict cash management and expense control; to request additional capital contributions from shareholders; to modify payment conditions with the main suppliers and to obtain funding from third parties.

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

It is possible to underscore the following main supplementary and amending resolutions of the sector, taking into consideration the power generation business of YPF Energía Eléctrica S.A.:

•	SE Resolution No. 146/2003: this resolution established the framework within which generators may request funding for major or extraordinary maintenance works with the goal of maintaining their units available. This funding may be repaid with the future profits of the generation business, and it may also be repaid in advance. Against this backdrop, YPF Energía Eléctrica, as the successor of the operations of the Power Plants of Tucumán and San Miguel de Tucumán, has requested funding for its plan for the maintenance and availability improvement of the plants in Tucumán, and has offered its Sale Settlements with No Expiration Date to Define (“Liquidaciones de Venta sin Fecha de Vencimiento a Definir”, “LVFVD”) for the advanced repayment of the funded amounts.

•	SE Resolution No. 406/2003: this resolution established the mechanism to set collection priorities among various remunerative items of the power generation plants. This set priorities for the collection of items related to variable costs and the collection of the power made available to the system, and finally, of amounts related to generation margins for the sales made in the Spot market as per the curve of contracts with Large Users registered between May and August 2004. LVFVDs were issued for the last ones and for such cases in which CAMMESA did not have a certain repayment date.

•	2008-2011 Generators Agreement: On November 25, 2010, the SE and the main electricity generator companies signed the “Agreement for the Management and Operation of Projects, Increase of Power Generation Availability and Adjustment of Remuneration for 2008-2011 Generation” (hereinafter, the “Generators Agreement”). This Generators Agreement was aimed at establishing the framework, conditions and undertakings that the parties should make to continue with the MEM adjustment process, to enable the entry of new generation to cover the increase in the demand for energy and power in such market, to determine a mechanism for the repayment of the consolidated debts of generators incurred between January 1, 2008, and December 31, 2011, and the acknowledgment of global remuneration for MEM Generator Agents adhering to the Generators Agreement. The Generators Agreement envisaged an increase in the remuneration for the “Power Made Available” by the adhering power generators and in the maximum values recognized for variable maintenance costs and other costs other than fuels. As per this agreement, YPF Energía Eléctrica, as the successor company in the operation of the plants in “Complejo de Generación El Bracho”, has credits with CAMMESA.

•	SE Resolution No. 95/2013: this resolution establishes a new remuneration scheme based on the items described below and classified in terms of size and type of generation technology used. The defined remunerative items pertain to: a) remuneration for fixed costs; b) remuneration for variable costs other than fuel; c) direct additional remuneration; and d) indirect additional remuneration, which shall be allocated to a trust for the development of electric power infrastructure works. It is necessary to accept the terms and conditions of the resolution to access such remunerations. YPF Energía Eléctrica has adhered to this system in August 9, 2013, back-dated to February 1, 2013. Among other matters governed by this resolution, it shall be stressed that it established that until the SE decides otherwise, generators and large users shall refrain from making new contracts and/or renewing existing contracts (except for contracts under the framework of SE Resolution No. 1,281/2006 “Energy Plus” and SE Resolution No. 220/2007, among others) as of the entry into force of the resolution. Furthermore, it establishes that as from the date of termination of existing contracts, large users shall begin to make their power purchases through the agency in charge of dispatch (CAMMESA). Similarly, it establishes that fuel supply contracts shall only be acknowledged as long as they are in force, and no new contracts may be made and existing contracts may not be renewed as from their termination dates.

•	SE Resolution No. 529/2014: this resolution replaces the remuneration scheme established by SE Resolution No. 95/2013, increasing the tariff schedule of the 4 remunerative concepts included by that resolution. In relation to the Fixed Costs establishes an increase related to the availability of each Generator Agent. Also incorporates a new remuneration scheme of the Non Recurrent Maintenance, which aims to the funding of mayor maintenance subject to the SE approval. This resolution will be applicable to economic transactions from February 2014 for generators that had adhered to SE Resolution No. 95/2013.

•	SE Resolution No. 482/2015: this resolution provides adjustments to the compensation scheme set forth in SE Resolution No. 529/2014, by increasing the tariff schedule of the five concepts provided for therein. In addition, it introduces a new specific contribution scheme known as “Resources for 2015-2018 FONINVEMEM Investments” (Recursos para Inversiones del FONINVEMEM 2015-2018) to be allocated to generators participating in the investment projects approved or to be approved by the Energy Secretariat, and a new incentive scheme for the Production of Energy and Operating Efficiency for the relevant generator agents therein included. The provisions of this resolution are retroactively applied to financial transactions made as of February 2015 for those generators who have adhered to SE Resolution No. 95/2013.

•	Executive Order No. 134/2015: in the light of the current electrical system condition, the National Executive has declared a Federal Electric Sector Emergency until December 31, 2017. This executive order instructs the Ministry of Energy and Mining to prepare and implement an action plan relative to the electric energy generation, transportation and distribution segments in order to adjust the quality and safety of energy supply and warrant the provision of the electricity in appropriate technical and economic conditions.

–	Other regulatory requirements:

–	Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013:

Decree No. 929/2013 provides the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Inclusion in the Promotional Regime may be applied for by subjects registered with the Hydrocarbon Investments National Register and holding hydrocarbon exploration permits and/or exploitation concessions and/or any third party associated and together with, such holders, provided they file with the Strategic Planning and Coordination Commission of the Hydrocarbon Investments Nation Plan created by Executive Order No.1.277/12 a “Hydrocarbon Exploitation Investment Project (“Proyecto de Inversión para la Explotación de Hidrocarburos”) entailing a direct investment in foreign currency of at least US$ 1.000 million, computed as of the filing of the Hydrocarbon Exploitation Investment Project to be invested during the first five years of the Project (this amount was amended by the subsequent Law No. 27,007).

Among the benefits to subjects comprised by the Promotional Regime, the following are highlighted: i) they will be entitled, subject to the terms of Law No. 17.319 and as from the fifth successive year of actual execution of their respective “Hydrocarbon Exploitation Investment Projects”, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said Projects, with a 0% rate for export duties, should these be otherwise applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from export of the hydrocarbons mentioned in the preceding item, provided that the approved “Hydrocarbon Exploitation Investment Project” implies the entry of foreign currency to the Argentine market of at least US$ 1,000 million and as mentioned hereinabove; iii) it is provided that, during periods where national production is not enough to meet domestic supply needs under the terms of section 6 of Law No. 17.319, subjects included In the Promotional Regime shall be entitled, as from the fifth year from approval and execution of their respective “Hydrocarbon Exploitation Investment Projects”, to obtain, in compensation for the percentage of liquid and gaseous hydrocarbons produced under such Projects available for export as mentioned herein above, an export price of not less than the reference export price, for whose determination the incidence of export duties otherwise applicable will not be computed.

In addition, the Executive Order creates the institute of “Unconventional Hydrocarbon Exploitation”, consisting in the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied in fields located in shale gas or shale oil, tight sands, tight gas and tight oil, and coal bed methane geological rock formations and/or characterized, generally, by the presence of low- permeability rocks. In connection therewith, it has been provided that subjects holding hydrocarbon exploration permits and/or exploitation concessions included in the Promotional Regime will be entitled to apply for an “Uncoventional Hydrocarbon Exploitation Concession”. In addition, holders of “Unconventional Hydrocarbon Exploitation Concessions” who in turn are holders of an adjacent pre-existing exploitation concession, may apply for the merging of both areas into a sole unconventional area, provided that due evidence is given of the geological continuity of the relevant areas.

–	Repatriation of foreign exchange:

During October, 2011, Decree No. 1,722/2011 was published and became effective as from such date. The mentioned decree provides that total export collections from operations by producers of crude oil or its derivatives, natural gas and liquefied gas, and companies which aim to develop mining projects, must be liquidated in the single and free-exchange market in accordance with the provisions of Article No. 1 of Decree No. 2,581 of April 10, 1964 (see Decree No. 929/2013 above).

–	Price Information Regime

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

–	New CNV Regulatory Framework

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

–	New Argentine Civil and Commercial Code:

On August 1, 2015, the new Federal Civil and Commercial Code became effective. These new regulations, in addition to merging the Civil and Commercial Codes introduce details several news and amendments relative to Capacity, Obligations, Contracts, Contractual and Precontractual Civil Liability, Ownership, Co-ownership, Business Companies and Lapsing, among other legal institutes.

–	Transactions in the Forward Rosario Market (“ROFEX”):

As mentioned in Note 15.a) ii, YPF is licensed to operate as own settlement and clearance agent at the ROFEX. In this sense, during October 2015 YPF has acquired in ROFEX forward agreements whose underlying asset is the U.S. Dollar, with maturities occurring between February and May 2016.

12. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Group enters into operations and transactions with related parties according to general market conditions, which are part of the normal operation of the Group with respect to their purpose and conditions.

The information detailed in the tables below shows the balances with joint ventures and affiliated companies as of December 31, 2015, 2014 and 2013 and transactions with the mentioned parties for the fiscal years ended December 31, 2015, 2014 and 2013.

	As of December 31, 2015			As of December 31, 2014			As of December 31, 2013
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable	Other receivables		Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Non current	Current	Current	Current
Joint ventures:
Profertil S.A.	110	209	35	3	56	16	—	2	23	34
Compañía Mega S.A. (“Mega”)	12	481	381	7	528	40	—	7	489	28
Refinería del Norte S.A. (“Refinor”)	—	125	11	—	145	11	—	15	79	4
Bizoy S.A.	4	—	—	—	4	—	—	12	—	—

	126	815	427	10	733	67	—	36	591	66

Affiliated companies:
Central Dock Sud S.A.	—	194	—	—	89	—	484	5	109	2
YPF Gas S.A.(1)	33	98	44	—	—	—	—	—	—	—
Oleoductos del Valle S.A.	—	—	56	—	—	33	—	—	—	8
Terminales Marítimas Patagónicas S.A.	—	—	44	—	—	28	—	—	—	19
Oleoducto Trasandino (Argentina) S.A.	—	—	2	—	—	2	—	—	—	1
Oleoducto Trasandino (Chile) S.A.	1	—	—	—	—	—	—	—	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	27	6	—	7	—	—	—	13
Oiltanking Ebytem S.A.	—	—	45	—	—	25	—	—	—	20

	38	292	218	6	89	95	484	5	109	63

	164	1,107	645	16	822	162	484	41	700	129

	2015			2014			2013
	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net	Revenues	Purchases and services	Interest income (loss), net
Joint ventures:
Profertil S.A.	823	305	—	304	409	—	132	277	—
Compañía Mega S.A. (“Mega”)	1,396	470	—	2,485	178	—	1,786	325	—
Refinería del Norte S.A. (“Refinor”)	824	195	—	859	62	—	561	76	—
Bizoy S.A.	—	—	—	13	—	—	24	—	—

	3,043	970	—	3,661	649	—	2,503	678	—

Affiliated companies:
Central Dock Sud S.A.	322	—	8	222	—	7	179	70	17
YPF Gas S.A.(1)	231	35	—	—	—	—	—	—	—
Pluspetrol Energy S.A.(3)	—	—	—	—	—	—	142	54	—
Metrogas S.A.(2)	—	—	—	—	—	—	17	—	—
Oleoductos del Valle S.A.	—	220	—	—	181	—	—	61	—
Terminales Marítimas Patagónicas S.A.	—	215	—	1	190	—	1	139	—
Oleoducto Trasandino (Argentina) S.A.	—	20	—	—	17	—	—	12	—
Gasoducto del Pacífico (Argentina) S.A.	—	113	—	—	85	—	—	60	—
Oiltanking Ebytem S.A.	—	200	—	—	147	—	—	102	—

	553	803	8	223	620	7	339	498	17

Others	—	—	—	—	—	—	—	1	—

	—	—	—	—	—	—	—	1	—

	3,596	1,773	8	3,884	1,269	7	2,842	1,177	17

(1)	Disclosed balances and transactions since the date of the acquisition of associates (see Note 2).
(2)	Disclosed balances and transactions until take over date (see Note 2).
(3)	Disclosed balances and transactions until spin-off date (see Note 2).

Additionally, in the normal course of business, and taking into consideration that YPF is the main oil and gas company in Argentina, the Group´s client/suppliers portfolio encompasses both private sector entities as well as national, provincial and municipal public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

•	CAMMESA: the provision of fuel oil, which is destined to thermal power plants, and selling and purchases of energy (the operations of sale and purchase for fiscal year ended on December 31, 2015 amounted to 12,079 and 1,460, respectively, and on December 31, 2014 amounted to 7,816 and 1,121, respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit 1,960, 1,010 and 455 respectively);

•	ENARSA: rendering of regasification service in the regasification projects of liquified natural gas in Escobar and Bahía Blanca and the purchase of natural gas, imported by ENARSA from the Republic of Bolivia and crude oil (the operations for the fiscal year ended December 31, 2015, amounted to 1,635 and 1,141, respectively, and on December 31, 2014 amounted to 1,507 and 476, respectively, and on December 31, 2013 amounted to 1,015 and 1,107, respectively; while the net balance as of December 31, 2015 was debt 135, and December 31, 2014 and 2013 was a credit of 192 and 430, respectively);

•	Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.: the provision of jet fuel (the operations for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 2,178, 2,676 and 1,495, respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit of 255, 183 and 104, respectively);

•	Ministry of Energy and Mining: the benefits of the incentive scheme for the Additional Injection of natural gas (the operations for the for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 12,345, 7,762 and 4,289 respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit 9,859, 3,390 and 1,787, respectively) and for the crude oil production incentive program (the operations for the fiscal year ended on December 31, 2015 amounted to 1,988, all of them outstanding as of the closing date of this period);

•	Argentine Secretariat of Domestic Commerce: the compensation for providing gas oil to public transport of passengers at a differential price (operations for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 3,746, 3,763 and 2,208, respectively, while the net balance for the fiscal year ended on December 31, 2015, 2014 and 2013 was credit 412, 244 and 116, respectively);

•	Energy Secretariat: temporary economic assistance to Metrogas (the operations for the fiscal year ended on December 31, 2015 amounted to 711, while the net balance as of December 31, 2015 was credit 149);

•	Industry Secretariat: incentive for domestic manufacturing of capital goods, for the benefit of A-Evangelista S.A. (the operations for the fiscal year ended on December 31, 2015, 2014 and 2013, amounted to 621, 233 and 169 respectively, while the net balance as of December 31, 2015, 2014 and 2013 was credit 27, 15 and 11, respectively).

Such transactions are generally based on medium-term agreements and are provided according to general market or regulatory conditions, as applicable.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector, as defined in IAS 24. Such transactions consist of certain financial transactions that are described in Note 6.j) of these financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts, and in connection therewith, to the reimbursement from the insurance coverage for the incident mentioned in Note 11.b.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the above mentioned investment agreement (see Note 11.c).

The table below discloses the compensation for the Company’s key management personnel, including members of the Board of Directors and vice presidents (managers with executive functions appointed by the Board of Directors), for the fiscal year ended December 31, 2015, 2014 and 2013:

	2015 (1)	2014 (1)	2013 (1)
Short-term employee benefits (2)	158	112	67
Share-based benefits	40	48	29
Post-retirement benefits	6	4	3
Termination benefits	5	—	—

	209	164	99

(1)	Includes the compensation for YPF’s key management personnel which developed their functions during the mentioned periods.
(2)	Does not include Social Security contributions for 55, 57 and 29.

13. EMPLOYEE BENEFIT PLANS AND SHARE-BASED PAYMENTS

Note 1.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group. The charges recognized during the fiscal year ended on December 31, 2015, 2014 and 2013 are as follows.

i. Retirement plan:

The total charges recognized under the Retirement Plan amounted to approximately 60, 49 and 42 for the years ended December 31, 2015, 2014 and 2013, respectively.

ii. Performance Bonus Programs and Performance evaluation:

The amount charged to expense related to the Performance Bonus Programs was 1,020, 781 and 466 for the years ended December 31, 2015, 2014 and 2013, respectively.

iii. Share-based benefit plan :

During the fiscal year ended December 31, 2015, 2014 and 2013, the Company has repurchased 382,985, 634,204 and 1,232,362 treasury shares for an amount of 120, 200 and 120, respectively, in order to comply with the share-based plans. The cost of such repurchases is reflected in the shareholders’ equity under the name of “Treasury shares acquisition cost”, while the face value and the adjustment resulting from the monetary restatement carried out in accordance with the Previous Accounting Principles have been reclassified from the accounts “Subscribed Capital” and “Capital Adjustment” to the accounts “Treasury shares” and “Treasury shares comprehensive adjustment” respectively.

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, amounted to 124, 80 and 43 for the fiscal years ended December 31 2015, 2014 and 2013, respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended on December 31, 2015, 2014 and 2013 is as follows:

Plan 2013-2015

	2015	2014	2013
Amount at the beginning of the year	695,015	1,289,841	—
- Granted	—	—	1,769,015
- Settled	(503,535)	(563,754)	(479,174)
- Expired	(2,987)	(31,072)	—

Amount at end of year(1)	188,493	695,015	1,289,841

Expense recognized during the year	34	53	43
Fair value of shares on grant date (in dollars)	14.75	14.75	14.75

(1)	The average remaining life of the plan is 7 months as of December 31, 2015, between 10 and 22 months as of December 31, 2014 and between 10 and 34 months as of December 31, 2013.

Plan 2014-2016

	2015	2014
Amount at the beginning of the year	356,054	—
- Granted	—	356,054
- Settled	(118,927)	—
- Expired	(2,997)	—

Amount at end of year (1)	234,130	356,054

Expense recognized during the year	53	27
Fair value of shares on grant date (in dollars)	33.41	33.41

(1)	The average remaining life of the plan is between 10 and 22 months as of December 31, 2015 and between 10 and 30 months as of December 31, 2014.

Plan 2015-2017

2015
Amount at the beginning of the year	—
- Granted	619,060
- Settled	(888)
- Expired	(16,093)

Amount at end of year (1)	602,079

Expense recognized during the year	37
Fair value of shares on grant date (in dollars)	19.31

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2015.

iv. Pension Plans and other Post-retirement and Post-employment benefits of YPF Holdings Inc.:

Following is disclosed the information about pension plans and other obligations of YPF Holdings Inc. The last actuarial evaluation for the plans mentioned above was made as of December 31, 2015.

Defined-benefit obligations

	2015	2014	2013
Present value of obligations	279	221	190
Fair value of assets	—	—	—
Deferred actuarial losses	—	—	—

Recognized net liabilities	279	221	190

Changes in the fair value of the defined-benefit obligations

	2015	2014	2013
Liabilities at the beginning of the year	221	190	152
Translation differences	73	81	57
Service costs	—	—	—
Interest costs	10	5	3
Actuarial gains	(6)	(25)	(6)
Benefits paid, settlements and amendments	(19)	(30)	(16)

Liabilities at the end of the year	279	221	190

Changes in the fair value of the plan assets

	2015	2014	2013
Fair value of assets at the beginning of the year	—	—	—
Employer and employees contributions	19	30	16
Benefits paid and settlements	(19)	(30)	(16)

Total recognized as expense of the year	—	—	—

Amounts recognized in the Statement of Comprehensive Income

	(Loss) Income
	2015	2014	2013
Service costs	—	—	—
Interest costs	(10)	(5)	(3)
Gains (Losses) on settlements and amendments	—	—	—

Total recognized as expense of the year	(10)	(5)	(3)

Amounts recognized in Other Comprehensive Income

	(Loss) Income
	2015	2014	2013
Actuarial gains, net	6	25	6

Total recognized in Other Comprehensive Income	6	25	6

Actuarial assumptions

	2015	2014	2013
Discount rate	5%	5%	3.25 – 3.9%
Expected return on assets	N/A	N/A	N/A
Expected increase on salaries	N/A	N/A	N/A

Expected employer’s contributions and estimated future benefit payments for the outstanding plans are as follows:

Expected employer’s contributions during 2016	27
Estimated future benefit payments are as follows:
-2017	26
-2018	25
-2019	24
-2020	22
-2021 – 2025	90

The weighted average duration used in the estimation of future payments was between 6.8 and 7.4.

YPF Holdings Inc. has performed a sensitivity analysis related to variations of 1% in the discount rate and in the trend of medical costs for the mentioned plans, without having, such changes, a significant effect in the liability recognized or net income for the fiscal year.

For additional information about other existing benefit plans, see Note 1.b.10.

14. OPERATING LEASES

As of December 31, 2015 the main agreements in which the Group is a lessee are:

•	Lease of facilities equipment and production equipment in fields, and natural gas compression equipment units under agreements with an average three-year effective term with a renewal option of one additional year, for which contingent installments are computed based on a unit of use rate (pesos per hour/day of use).

•	Lease of vessels and barges for hydrocarbon transportation under agreements with an average effective term of 5 years for which contingent installments are computed based on a unit of use rate (pesos per hour/day of use).

•	Leases of lands for the installation and operation of service stations under agreements with an average term of approximately 10 years, for which contingent installments are computed on the basis of a rate by unit of estimate fuel sales.

Charges for the above mentioned agreements for fiscal years ended December 31, 2015, 2014 and 2013 amounted to approximately 7,364, 5,438 and 3,520, respectively, with 746, 1,737 and 1,493 corresponding to minimum payments, and 6,618, 3,701 and 3,027 to contingent installments They have been allocated to “Lease of property and equipment and Contract for works and services”.

As of December 31, 2015, future estimate payments related to these agreements are as shown below

	Up to 1 year	From 1 to 5 years	Following the sixth year
Future estimate payments	7,929	14,120	332

15. INFORMATION REQUIRED BY REGULATORY AUTHORITIES

a) CNV General Resolution No. 622

I.	Pursuant to section 1, Chapter III, Title IV of such resolution, there follows a detail of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits.

Exhibit A – Fixed Assets	Note 6.b) Fixed Assets

Exhibit B – Intangible assets	Note 6.a) Intangible assets

Exhibit C – Investments in companies	Note 16 Investments in companies

Exhibit D – Other investments	Note 5 Financial instrument by category

Exhibit E – Provisions	Note 6.f) Trade receivables Note 6.e) Other receivables Note 6.c) Investments in companies Note 6.b) Fixed Assets Note 6.h) Provisions

Exhibit F – Cost of goods sold and services rendered	Note 6.m) Cost of sales

Exhibit G – Assets and liabilities in foreign currency	Note 18 Assets and liabilities in currencies other than the Argentine peso

II.	On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company shall not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV and also it shall not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Besides, in accordance with the provisions of Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 11,618,762 units of the mutual fund known as Fondo Común de Inversión Compass Ahorro—Clase B, with settlement upon redemption in 24 hours; the Company’s units total value as of December 31, 2015 amounted to 19.

b) Required Information by General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of Company’s operations, which is not in Company’s headquarters, is stored in the following companies:

–	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

–	File S.R.L., located in Panamericana and R.S. Peña – Blanco Escalada – Luján de Cuyo –Province of Mendoza.

16. INVESTMENTS IN COMPANIES

	Information of the issuer
	Description of the Securities						Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock		Results	Equity	Holidng in Capital Stock
Controlled companies:
YPF International S.A.(7)	Common	Bs.	100	66,897	Investment	La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-15	13		1	20	100.00%
YPF Holdings Inc.(7)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	12-31-15	10,529		(571)	(3,482)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	164		399	596	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	307		263	789	100.00%
YPF Servicios Petroleros S.A.	Common		$1	50,000	Wells perforation and/or reparation services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	—	(8)	65	77	100.00%
YPF Inversora Energética S.A.	Common		$1	97,239,000	Investment	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	97		(583)	(1,153)	99.99%
YPF Energía Eléctrica	Common		$1	30,006,540	Exploration, development, industrialization and marketing of hydrocarbons, and generation, transportation and marketing of electric power	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	30		623	623	100.00%
YPF Chile S.A.(9)	Common	—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	12-31-15	593		(102)	1,042	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and commercialization of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-15	459		65	604	51.00%
YPF Europe B.V.(7)	Common	US$	0.01	15,660,437,309	Investment and finance	Prins Bernardplein 200, 1097 JB, Amsterdam, Holanda	12-31-15	2,034		88	2,288	100.00%
YSUR Argentina Investment S.à r.l.(7)	Common	US$	1	20,001	Investment	13-15, Avenue de la Lierté, L-1931, Luxemburgo	09-30-15	—	(8)	— (8)	3,204	100.00%
YSUR Argentina Corporation(7)	Common	US$	1	10,000,001	Investment	Boundary Hall, Cricket Square P.O. Box 1111 George Town, Grand Cayman, Cayman Islands KY1-1102	09-30-15	94		— (8)	278	100.00%
YSUR Petrolera Argentina S.A.(7)	Common		$1	634,284,566	Exploration, extraction, exploitation, storage, transportation, industrialization and marketing of hydrocarbons, as well as other operations related thereto.	Tucumán 1, P. 12, Buenos Aires, Argentina	12-31-15	634		99	464	100.00%

	12-31-2015															31-12-2014
								Information of the issuer
	Description of the Securities									Last Financial Statements Available
Name and Issuer	Class	Face Value		Amount	Book value(3)		Cost(2)	Main Business	Registered Address	Date	Capital stock	Results	Equity	Holding in Capital Stock		Book Value(3)
Joint Ventures:
Compañía Mega S.A.(6)(7)	Common		$1	244,246,140	1,277		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	09-30-15	643	551	1,611	38.00%		778
Profertil S.A.(7)	Common		$1	391,291,320	1,452		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	09-30-15	783	(147)	811	50.00%		1,231
Refinería del Norte S.A.	Common		$1	45,803,655	405		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-15	92	(75)	793	50.00%		423

					3,134		—									2,432

Affiliated Companies:
Oleoductos del Valle S.A.	Common		$10	4,072,749	126	(1)	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	12-31-15	110	51	347	37.00%		99	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	70		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	09-30-15	14	5	218	33.15%		71
Oiltanking Ebytem S.A.	Common		$10	351,167	150		—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-15	12	99	134	30.00%		88
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	23		—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-15	156	54	229	10.00%		14
Central Dock Sud S.A.	Common		$0.01	11,869,095,145	152		136	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-15	1,231	(78)	1,068	10.25	%(5)	110
Inversora Dock Sud S.A.	Common		$1	355,270,303	484		445	Investment and finance	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-15	829	(54)	783	42.86%		336
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	12,135,167	25		—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-15	34	6	69	36.00%		22
Other Companies:
Other (4)	—	—	—	—	220		135	—	—	—	—	—	—	—		17

					1,250		716									757

					4,384		716									3,189

(1)	Holding in shareholder´s equity, net of intercompany profits
(2)	Cost net of cash dividends and stock redemption
(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods
(4)	Includes Compañía Minera de Argentina S.A., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I.,Oleoducto Transandino (Chile) S.A., YPF Services USA Corp., Bizoy S.A., Civeny S.A., Bioceres S.A., YPF Perú S.A.C., YPF Brasil Comercio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., YSUR Argentina Holdings S.à r.l., Compañía de Inversiones Mineras S.A., YPF Gas S.A. and Energía Andina S.A.
(5)	Additionally, the Company has a 29.99% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)	The U.S. dollar has been defined as the functional currency of this company.
(8)	No value is disclosed as the carrying value is less than 1.
(9)	The Chilean peso has been defined as functional currency for this company.

17. JOINT OPERATION AND OTHER EXPLORATION AND PRODUCTION AGREEMENTS

As of December 31, 2015, the main exploration and production joint operations and other agreements in which the Group participates are the following:

Name and Location	Ownership Interest	Operator
Acambuco Salta	22.50%	Pan American Energy LLC
Aguada Pichana Neuquén	27.27%	Total Austral S.A.
Aguaragüe Salta	53.00%	Tecpetrol S.A.
CAM-2/A SUR Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.
Consorcio CNQ 7/A La Pampa y Mendoza	50.00%	Pluspetrol Energy S.A.
El Tordillo Chubut	12.20%	Tecpetrol S.A.
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.
Lindero Atravesado Neuquén	37.50%	Pan American Energy LLC
Llancanelo Mendoza	51.00%	YPF S.A.
Magallanes Santa Cruz, Tierra del Fuego y Plataforma Continental Nacional	50.00%	Enap Sipetrol Argentina S.A.
Palmar Largo Formosa y Salta	30.00%	Pluspetrol S.A.
Loma Campana Neuquén y Mendoza	50.00%	YPF S.A.
Ramos Salta	42.00%	Pluspetrol Energy S.A.
Rincón del Mangrullo Neuquén	50.00%	YPF S.A.
San Roque Neuquén	34.11%	Total Austral S.A.
Tierra del Fuego Tierra del Fuego	100.00%	Petrolera L.F. Company S.R.L.
Yacimiento La Ventana – Río Tunuyán Mendoza	70.00%	YPF S.A.
Zampal Oeste Mendoza	70.00%	YPF S.A.
Narambuena Neuquén	50.00%	YPF S.A.
La Amarga Chica Neuquén	50.00%	YPF S.A.
Neptuno U.S.A.	15.00%	BHPB Pet (Deepwater) Inc.

18. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE ARGENTINE PESO

	2015			2014			2013
	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total	Amount in currencies other than the Argentine peso	Exchange rate (1)	Total
Noncurrent Assets
Other receivables
US Dollar	46	12.94	595	73	8.45	617	319	6.48	2,067
Real	10	3.31	33	6	3.2	19	4	2.77	11
Trade receivables
Real	—	—	—	5	3.2	16	—	—	—

Total noncurrent assets			628			652			2,078

Current Assets
Trade receivables
US Dollar	307	12.94	3,973	341	8.45	2,881	263	6.48	1,704
Chilean peso	16,971	0.02	339	11,043	0.01	110	8,688	0.01	87
Real	15	3.31	50	24	3.2	77	21	2.77	58
Other receivables									—
US Dollar	407	12.94	5,267	473	8.45	3,997	502	6.48	3,253
Euro	6	14.07	84	3	10.26	31	3	8.96	27
Real	7	3.31	23	3	3.2	10	—		—
Chilean peso	27	0.02	1	4,344	0.01	43	1,087	0.01	11
Yens	119	0.11	13	—	—	—	—	—	—
Uruguayan pesos	—	—	—	—	—	—	34	0.31	11
Cash and cash equivalents									—
US Dollar	1,009	12.94	13,056	647	8.45	5,467	649	6.48	4,205
Chilean peso	502	0.02	10	—	—	—	189	0.01	2
Uruguayan pesos	—	—	—	—	—	—	6	0.31	2
Real	4	3.31	13	—	—	—	4	2.77	11

Total current assets			22,829			12,616			9,371

Total assets			23,457			13,268			11,449

Noncurrent Liabilities
Provisions
US Dollar	2,774	13.04	36,173	2,785	8.55	23,812	2,095	6.52	13,660
Taxes payable
US Dollar	—	—	—	—	—	—	16	6.52	104
Loans
US Dollar	4,403	13.04	57,417	2,845	8.55	24,325	1,980	6.52	12,910
Real	4	3.35	13	—	—	—	—	—	—
Salaries and social security
US Dollar	—	—	—	—	—	—	1	6.52	7
Accounts payable
US Dollar	37	13.04	482	55	8.55	470	60	6.52	391
Uruguayan pesos	—	—	—	—	—	—	8	0.35	3

Total noncurrent liabilities			94,085			48,607			27,075

Current Liabilities
Provisions
US Dollar	80	13.04	1,043	177	8.55	1,513	123	6.52	802
Taxes payable
Real	6	3.31	20	—	—	—	—	—	—
Chilean peso	1,077	0.02	22	—	—	—	—	—	—
Loans
US Dollar	1,543	13.04	20,121	919	8.55	7,860	985	6.52	6,421
Real	35	3.35	117	16	3.2	51	13	2.79	36
Salaries and social security
US Dollar	7	13.04	91	3	8.55	26	2	6.52	13
Real	2	3.35	7	2	3.2	6	2	2.79	6
Chilean peso	423	0.02	8	—	—	—	—	—	—
Uruguayan pesos	—	—	—	—	—	—	10	0.35	4
Accounts payable
US Dollar	1,877	13.04	24,476	2,015	8.55	17,228	1,776	6.52	11,580
Euro	26	14.21	369	24	10.41	248	186	9	1,674
Chilean peso	1,283	0.02	26	6,387	0.01	64	6,629	0.01	66
Real	14	3.35	47	11	3.2	35	6	2.79	17
Yens	29	0.11	3	—	—	—	—	—	—
Uruguayan pesos	—	—	—	—	—	—	27	0.35	9
Bolivian pesos	—	—	—	—	—	—	23	0.96	22

Total current liabilities			46,350			27,031			20,650

Total liabilities			140,435			75,638			47,725

(1)	Exchange rates in pesos as of December 31 2015, 2014 and 2013 according to Banco Nación Argentina.

19. SUBSEQUENT EVENTS

–	Pursuant to Administrative Decision No. 1/2016, published on January 8, 2016 in the Argentine Official Gazette, the Executive Branch granted a 10-year concession extension for hydrocarbon exploitation in the Magallanes area, held by YPF and belonging to Marina Austral Basin, as from November 14, 2017. The extension was granted for the portion under the National Government’s concession jurisdiction, according to Section 35 of Hydrocarbons Law No. 17,139.

–	On January 14, 2016 YPF entered into two Agreements (the “Agreements”) with American Energy – Acquisitions LLC (“AEAQ”), an affiliate of American Energy Partners (“AELP”) whereby YPF and AEAQ agreed on the main terms and conditions for (i) the joint development of a shale oil and gas pilot in Bajada de Añelo area and (ii) the exploratory delineation in the southern region of Cerro Arena area, both located in the Province of Neuquén.

The Agreements provide for an exclusivity period for the negotiation and execution of several final agreements, whose effectiveness shall be subject to the fulfillment of precedent conditions.

As of the date of the issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2015 which were not already considered in such consolidated financial statements according to IFRS.

These financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 3, 2016 and will be considered by the next annual Shareholders’ meeting. In addition for purpose of its presentation to the Securities and Exchange Commission of the United States of America, the Note 20 “Supplemental information on Oil and Gas producing activities (unaudited)” has been included.

20. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

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

Information on net proved reserves as of December 31, 2015, 2014 and 2013 was calculated in accordance with the SEC rules and Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 932, as amended. Accordingly, crude oil prices used to determine reserves were calculated for each month, for crude oils of different quality produced by the Company. Consequently, for calculation of our net proved reserves as of December 31, 2015 the Company considered the realized prices for crude oil in the domestic market (which are higher than those that had prevailed in the international market), taking into account the unweighted average price for each month within the twelve-month period ended December 31, 2015. Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year to determine its gas reserves.

Notwithstanding the foregoing, commodity prices declined significantly since 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business— Our oil and natural gas reserves are estimates, and —Risks Relating to the Argentine Oil and Gas Business and Our Business— Our reserves and production are likely to decline.”

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

Technology used in establishing proved reserves additions in 2015

Company’s estimated proved reserves are based on estimates generated through the integration of available and appropriate data, utilizing well-established technologies that have been demonstrated in the field to yield repeatable and consistent results. Data used in these integrated assessments include information obtained directly from the subsurface via wellbore, such as well logs, reservoir core samples, fluid samples, static and dynamic pressure information, production test data, and surveillance and performance information. The data utilized also include subsurface information obtained through indirect measurements, including high quality 2-D and 3-D-seismic data, calibrated with available well control. Where applicable, geological outcrops information was also utilized. The tools used to interpret and integrate all these data included both proprietary and commercial software for reservoir modeling, simulation and data analysis. In some circumstances, where appropriate analog reservoir models are available, reservoir parameters from these analog models were used to increase the reliability of our reserves estimates.

Changes in Company’s Estimated Net Proved Reserves

The table below sets forth information regarding changes in Company’s net proved reserves during 2015, 2014 and 2013, by hydrocarbon product.

	2015						2014				2013
Oil and Condensate	Worldwide		Argentina		Other foreign		Worldwide	Argentina	Other foreign		Worldwide		Argentina		Other foreign
	(Millions of barrels)
Consolidated entities

At January 1,	601		600		1		552	551	1		521		520		1

Developed	447		446		1		422	421	1		397		397		*

Undeveloped	154		154		—		130	130	—		124		123		*

Revisions of previous estimates (1)	31		31		*		74	73	1		83		83		*
Extensions and discoveries	44		44		—		40	40	—		26		26		—
Improved recovery	23		23		—		16	16	—		11		11		—
Purchase of minerals in place	—		—		—		17	17	—		1		1		—
Sale of minerals in place	(*	)	(*	)	—		(9)	(9)	—		(5)		(5)		—
Production for the year (2)	(91)		(91)		(*	)	(89)	(89)	(*	)	(84)		(84)		(*	)

At December 31, (3)	608		607		1		601	600	1		552		551		1

Developed	440		439		1		447	446	1		422		421		1

Undeveloped	168		168		—		154	154	—		130		130		—

Equity-accounted entities

At January 1,	—		—		—		—	—	—		*		*		—

Developed	—		—		—		—	—	—		*		*		—

Undeveloped	—		—		—		—	—	—		—		—		—
Revisions of previous estimates (1)	—		—		—		—	—	—		—		—		—
Extensions and discoveries	—		—		—		—	—	—		—		—		—
Improved recovery	—		—		—		—	—	—		—		—		—
Purchase of minerals in place	—		—		—		—	—	—		—		—		—
Sale of minerals in place	—		—		—		—	—	—		(*	)	(*	)	—
Production for the year (2)	—		—		—		—	—	—		(*	)	(*	)	—

At December 31, (3)	—		—		—		—	—	—		—		—		—

Developed	—		—		—		—	—	—		—		—		—

Undeveloped	—		—		—		—	—	—		—		—		—

	2015			2014			2013
Oil and Condensate	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated and Equity-accounted entities

At January 1,

Developed	447	446	1	422	421	1	397	397	*

Undeveloped	154	154	—	130	130	—	124	123	*

Total	601	600	1	552	551	1	521	520	1

At December 31,

Developed	440	439	1	447	446	1	422	421	1

Undeveloped	168	168	—	154	154	—	130	130	—

Total	608	607	1	601	600	1	552	551	1

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Crude oil production for the years 2015, 2014 and 2013 includes an estimated approximately 13, 13 and 12 mmbbl, respectively, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of crude oil in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved crude oil reserves of consolidated entities as of December 31, 2015, 2014 and 2013 include an estimated approximately 88, 91 and 82 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved crude oil reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.

	2015			2014					2013
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide		Argentina		Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels)
Consolidated entities
At January 1,	73	73	—	76		76		—	69	69	—
Developed	53	53	—	55		55		—	56	56	—
Undeveloped	20	20	—	21		21		—	13	13	—
Revisions of previous estimates (1)	9	9	—	2		2		—	22	22	—
Extensions and discoveries	10	10	—	13		13		—	3	3	—
Improved recovery	—	—	—	—		—		—	*	*	—
Purchase of minerals in place	—	—	—	*		*		—	1	1	—
Sale of minerals in place	(3)	(3)	—	(*	)	(*	)	—	(2)	(2)	—
Production for the year (2)	(18)	(18)	—	(18)		(18)		—	(18)	(18)	—

At December 31, (3)	71	71	—	73		73		—	76	76	—

Developed	56	56	—	53		53		—	55	55	—
Undeveloped	15	15	—	20		20		—	21	21	—

Equity-accounted entities

At January 1,	—	—	—	—		—		—	1	1	—
Developed	—	—	—	—		—		—	1	1	—
Undeveloped	—	—	—	—		—		—	—	—	—
Revisions of previous estimates (1)	—	—	—	—		—		—	—	—	—
Extensions and discoveries	—	—	—	—		—		—	—	—	—
Improved recovery	—	—	—	—		—		—	—	—	—
Purchase of minerals in place	—	—	—	—		—		—	—	—	—
Sale of minerals in place (4)	—	—	—	—		—		—	(1)	(1)	—
Production for the year (2)	—	—	—	—		—		—	(* )	(* )	—

At December 31, (3)	—	—	—	—		—		—	—	—	—

Developed	—	—	—	—		—		—	—	—	—
Undeveloped	—	—	—	—		—		—	—	—	—

	2015			2014			2013
Natural Gas Liquids	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels)

Consolidated and Equity-accounted entities
At January 1,

Developed	53	53	—	55	55	—	57	57	—

Undeveloped	20	20	—	21	21	—	13	13	—

Total	73	73	—	76	76	—	70	70	—

At December 31,

Developed	56	56	—	53	53	—	55	55	—

Undeveloped	15	15	—	20	20	—	21	21	—

Total	71	71	—	73	73	—	76	76	—

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas liquids production for the years 2015, 2014 and 2013 includes an estimated approximately 2, 2 and 3 mmbbl, respectively in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas liquids in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas liquids reserves of consolidated entities as of December 31, 2015, 2014 and 2013 include an estimated approximately 14, 11 and 11 mmbbl, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved natural gas liquids reserves of equity–accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	In 2013, approximately 1 mmbbl was transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.

	2015				2014			2013
Natural gas	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated entities
At January 1,	3,016	3,011	5		2,558	2,555	3	2,186	2,183	3
Developed	2,267	2,262	5		1,938	1,935	3	1,810	1,807	3
Undeveloped	749	749	—		620	620	—	376	376	—
Revisions of previous estimates (1)	174	174	*		444	441	3	565	564	1
Extensions and discoveries	520	520	—		421	421	—	179	179	—
Improved recovery	1	1	—		1	1	—	2	2	—
Purchase of minerals in place	—	—	—		315	315	—	73	73	—
Sale of minerals in place	(70)	(70)	—		(176)	(176)	—	(10)	(10)	—
Production for the year (2)	(569)	(569)	(	*)	(547)	(546)	(1)	(437)	(436)	(1)

At December 31, (3) (4)	3,072	3,067	5		3,016	3,011	5	2,558	2,555	3

Developed	2,210	2,205	5		2,267	2,262	5	1,938	1,935	3
Undeveloped	862	862	—		749	749	—	620	620	—

Equity-accounted entities

At January 1,	—	—	—		—	—	—	36	36	—
Developed	—	—	—		—	—	—	36	36	—
Undeveloped	—	—	—		—	—	—	—	—	—
Revisions of previous estimates (1)	—	—	—		—	—	—	—	—	—
Extensions and discoveries	—	—	—		—	—	—	—	—	—
Improved recovery	—	—	—		—	—	—	—	—	—
Purchase of minerals in place	—	—	—		—	—	—	—	—	—
Sale of minerals in place (5)	—	—	—		—	—	—	(31)	(31)	—
Production for the year (2)	—	—	—		—	—	—	(5)	(5)	—

At December 31, (3)	—	—	—		—	—	—	—	—	—

Developed	—	—	—		—	—	—	—	—	—
Undeveloped	—	—	—		—	—	—	—	—	—

	2015			2014			2013
Natural gas	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Billions of standard cubic feet)
Consolidated and Equity-accounted entities
At January 1,
Developed	2,267	2,262	5	1,938	1,935	3	1,846	1,844	2
Undeveloped	749	749	—	620	620	—	376	376	—

Total	3,016	3,011	5	2,558	2,555	3	2,222	2,220	2

At December 31,
Developed	2,210	2,205	5	2,267	2,262	5	1,938	1,935	3
Undeveloped	862	862	—	749	749	—	620	620	—

Total	3,072	3,067	5	3,016	3,011	5	2,558	2,555	3

*	Not material (less than 1)
(1)	Revisions in estimates of reserves are performed at least once a year. Revision of natural gas reserves is considered prospectively in the calculation of depreciation.
(2)	Natural gas production for the years 2015, 2014 and 2013 includes an estimated approximately 58, 60 and 47 bcf, respectively, in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax. Equity-accounted entities production of natural gas in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, is not material.
(3)	Proved natural gas reserves of consolidated entities as of December 31, 2015, 2014 and 2013 include an estimated approximately 329, 324, and 285 bcf respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved natural gas reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	Proved natural gas reserves of consolidated entities and Equity accounted entities as of December 31, 2015, 2014 and 2013 include an estimated of approximately 635, 554 and 376 bcf respectively, which is consumed as fuel at the field.
(5)	In 2013, approximately 31 bcf were transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.

	2015			2014				2013
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign		Worldwide	Argentina	Other foreign
	(Millions of barrels of oil equivalent)
Consolidated entities
At January 1,	1,212	1,210	2	1,083	1,082	1		979	978	1
Developed	905	903	2	822	821	1		776	775	1
Undeveloped	307	307	—	261	261	—		203	203	—
Revisions of previous estimates (2)	71	70	1	155	154	2		206	205	1
Extensions and discoveries	147	147	—	129	129	—		61	61	—
Improved recovery	23	23	—	17	17	—		11	11	—
Purchase of minerals in place	—	—	—	74	74	—		15	15	—
Sale of minerals in place	(16)	(16)	—	(42)	(42)	—		(9)	(9)	—
Production for the year (3)	(211)	(210)	(1)	(204)	(204)	(	*)	(180)	(179)	(	*)

At December 31, (4)	1,226	1,224	2	1,212	1,210	2		1,083	1,082	1

Developed	889	887	2	905	903	2		822	821	1
Undeveloped	337	337	—	307	307	—		261	261	—

Equity-accounted entities

At January 1,	—	—	—	—	—	—		8	8	—
Developed	—	—	—	—	—	—		8	8	—
Undeveloped	—	—	—	—	—	—		—	—	—
Revisions of previous estimates (2)	—	—	—	—	—	—		—	—	—
Extensions and discoveries	—	—	—	—	—	—		—	—	—
Improved recovery	—	—	—	—	—	—		—	—	—
Purchase of minerals in place	—	—	—	—	—	—		—	—	—
Sale of minerals in place (5)	—	—	—	—	—	—		(7)	(7)	—
Production for the year (3)	—	—	—	—	—	—		(1)	(1)	—

At December 31, (4)	—	—	—	—	—	—		—	—	—

Developed	—	—	—	—	—	—		—	—	—
Undeveloped	—	—	—	—	—	—		—	—	—

	2015			2014			2013
Oil equivalent (1)	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign
	(Millions of barrels of oil equivalent)
Consolidated and Equity-accounted entities

At January 1,
Developed	905	903	2	822	821	1	783	782	1
Undeveloped	307	307	—	261	261	—	203	203	—

Total	1,212	1,210	2	1,083	1,082	1	987	986	1

At December 31,
Developed	889	887	2	905	903	2	822	821	1
Undeveloped	337	337	—	307	307	—	261	261	—

Total	1,226	1,224	2	1,212	1,210	2	1,083	1,082	1

*	Not material (less than 1)
(1)	Volumes of natural gas have been converted to barrels of oil equivalent at 5,615 cubic feet per barrel.
(2)	Revisions in estimates of reserves are performed at least once a year. Revision of crude oil, natural gas liquids and natural gas reserves are considered prospectively in the calculation of depreciation.
(3)	Barrel of oil equivalent production of consolidated entities for the years 2015, 2014 and 2013 includes an estimated approximately 26, 27 and 23 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Barrel of oil equivalent production of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(4)	Proved oil equivalent reserves of consolidated entities as of December 31, 2015, 2014 and 2013 include an estimated approximately 176, 160 and 144 mmboe, respectively, in respect of royalty payments which, as described above, are a financial obligation, or are substantially equivalent to a production or similar tax. Proved oil equivalent reserves of equity-accounted entities in respect of royalty payments which are a financial obligation, or are substantially equivalent to a production or similar tax, are not material.
(5)	In 2013, approximately 6.5 mmboe were transferred to Consolidated Entities as a result of YPF Energía Eléctrica working interest on Ramos Field. These rights were previously owned by former Pluspetrol Energy and thus disclosed under Equity-accounted Entities reserves.

The paragraphs below explain in further detail the most significant changes in our proved reserves during 2015, 2014 and 2013.

Changes in our estimated proved reserves during 2015

a) Revisions of previous estimates

During 2015, the Company’s proved reserves were revised upwards by 31 mmbbl of crude oil, 9 mmbbl of NGL and 174 bcf of natural gas.

The main revisions to proved reserves were due to the following:

–	Total liquids and gas production performance was better than expected, resulting in a 56 mmboe (29.3 mmbbl of crude oil, 5.7 mmbbl of NGL and 117 bcf of natural gas) addition to proved developed reserves. The most significant additions were for the Lindero Atravesado, CNQ 7A, Loma La Lata Central, Chihuido La Salina, Manantiales Behr, San Roque, Aguada Pichana, Barranca Baya and Loma La Lata Norte fields. Main fields which performed below expectations were Al Norte de La Dorsal and Tierra del Fuego Fracción B, resulting in these cases in a proved reserves reduction.

–	In the Loma La Lata field, scheduled compression projects and its production forecasts were reviewed according to the reservoir’s current performance and the available compression technology. This revision resulted in a 21 mmboe (4.3 mmbbl of crude oil, 3.5 mmbbl of NGL and 72 bcf of natural gas) addition to proved reserves for the Sierras Blancas gas formation.

–	Mainly as a result of the impact of lower average oil prices in 2015 on economics, 21 mmboe (9.4 mmbbl of crude oil and 64.6 bcf of natural gas) of proved reserves were removed. This price reduction primarily affected reserves in the Magallanes, Restinga Alí, Barrancas, El Portón, El Tordillo, Aguada Pichana, Loma Campana and Cañadón Perdido fields.

–	17 mmboe (8.8 mmbbl of crude oil and 47.4 bcf of natural gas) of proved reserve were added as a result of feasibility studies performed to include new projects pursuant to field development plans, mainly in the Tierra del Fuego Fracción B, Barranca Baya, Escalante, Volcán Auca Mahuida, and Seco León fields.

–	Net production results and forecasts from certain new wells were lower than expected, resulting in a 10 mmboe (2 mmbbl of crude oil, 1.8 mmbbl of NGL and 36.1 bcf of natural gas) reduction in proved reserves. The reductions were in the Loma La Lata Norte, Loma La Lata Central, Aguada Toledo Sierra Barrosa, Manantiales Behr, Rincón del Mangrullo and Acambuco fields.

b) Extensions and discoveries

Wells drilled in unproved reserves and resource areas added 147 mmboe of proved reserves, 44 mmbbl of crude oil, 10 mmbbl of NGL and 520 bcf of natural gas.

–	In the Lindero Atravesado field, 33 mmboe (0.1 mmbbl of crude oil and 182.1 bcf of natural gas), made up of 12 mmboe of proved developed reserves and 21 mmboe of proved undeveloped reserves, were added as a result of gas wells drilled and due to the development plan for the Lajas tight gas formation in the area.

–	Drilling activities and development plans in the Aguada Toledo-Sierra Barrosa field resulted in a 22 mmboe (123 bcf of natural gas) addition of proved reserves, of which 8 mmboe were from proved developed and 14 mmboe were from proved undeveloped reserves. The main contributions came from the Lajas tight gas formation.

–	The results of new gas wells in the Estación Fernandez Oro field as well as new scheduled wells resulted in an addition of 17 mmboe (5.3 mmbbl of crude oil, 2.2 mmbbl of NGL and 53.2 bcf of natural gas) of proved reserves, most of which, 16 mmboe, were in accordance with the new field development plan.

–	14 mmboe (0.6 mmbbl of crude oil, 2.8 mmbbl of NGL and 61.5 bcf of natural gas) of proved reserves were added as a result of wells drilled and scheduled to be drilled in the Rincón del Mangrullo area. Reserves contributions came from the Mulichinco tight gas formation.

–	During 2015, drilling activities continued in Loma Campana and Loma La Lata Norte fields for the Vaca Muerta formation development, adding 12 mmboe (10.1 mmbbl of crude oil, 0.9 mmbbl of NGL and 4.9 bcf of natural gas) and 11 mmboe (5.8 mmbbl of crude oil, 2.5 mmbbl of NGL and 12.6 bcf of natural gas) of proved reserves, respectively. From these total, drilled wells contributed with proved reserve volumes of 4 mmboe in the Loma Campana field and 4 mmboe in the Loma La Lata Norte field, and new scheduled wells added 8 mmboe and 7 mmboe of proved undeveloped reserves, respectively.

–	In the Golfo San Jorge basin, 12 mmboe of proved reserves, of which 8.4 mmbbl were crude oil and 18 bcf were gas, were added as a result of new extension wells drilled and new locations added to the development plan. The main contributions came from the Seco León, Manantiales Behr, Barranca Baya and Los Perales fields.

c) Improved recovery

23 mmbbl of proved reserves of crude oil were added mainly due to new projects and positive production response, including:

–	In the Golfo San Jorge basin, 12.9 mmbbl of secondary recovery reserves of crude oil were added as a result of new projects and better than expected production response from existing projects. The primary additions were from the Los Perales, Manantiales Behr, Seco León, El Trébol and Las Heras fields.

–	In the Neuquina basin, 6.2 mmbbl of proved reserves of crude oil were added, of which 3.2 mmbbl were proved developed and 3.0 mmbbl were proved undeveloped, as a result of ongoing secondary recovery projects development and the addition of new projects. The main undeveloped reserve contributions were from the CNQ 7A, Punta Barda and Puesto Hernandez fields, whereas the Señal Picada and Chihuido de la Sierra Negra fields provided the main contributions of proved developed reserves.

–	Also in the Neuquina basin, a total of 1.7 mmbbl of proved undeveloped reserves of crude oil were deducted as a result of changes in secondary recovery project development plan.

d) Sales and acquisitions

As a result of sales and acquisitions, proved reserves declined by 16.3 mmboe (0.6 mmbbl of crude oil, 3.3 mmbbl of NGL and 69.9 bcf of natural gas), of which 8.2 mmboe was proved developed and 8.1 mmboe was proved undeveloped. This reduction in reserves was mainly related to a modification in the joint venture agreement in the Rincón del Mangrullo field, which resulted in a reduction of 7 mmboe of proved developed reserves and 8 mmboe of proved undeveloped reserves. Additionally, in the El Orejano field, a new joint venture resulted in a reduction of 1.5 mmboe of proved developed reserves.

Changes in our estimated proved reserves during 2014

a) Revisions of previous estimates

During 2014, the Company’s proved reserves were revised upwards by 74 million barrels (“mmbbl”) of crude oil, 2 million barrels (“mmbbl”) of natural gas liquids, and 444 billion cubic feet (“bcf”) of natural gas.

The main revisions to proved reserves have been due to the following:

–	The term of concession contracts was extended for several operated and non-operated fields located in Rio Negro and Tierra del Fuego provinces. As a result, approximately 75 mmboe of proved reserves (25.3 mmbbl of crude oil, 1.8 mmbbl of NGL and 268.7 bcf of natural gas) were added. Fields included in this contract are: Tierra del Fuego, Los Chorrillos, Lago Fuego, Estación Fernandez Oro, Señal Picada, El Medanito, Punta Barda, Bajo del Piche and El Santiagueño.

–	Existing development plans were revised and new development plans were finalized for recently acquired fields through the acquisition of the Apache Group assets in the Neuquina and Austral Basins. As a result, a total of 29 mmboe of proved undeveloped reserves (5.2 mmbbl of crude oil, 1.1 mmbbl of NGL and 126.4 bcf of natural gas) were added mainly in the Estación Fernández Oro gas field.

–	In the Golfo San Jorge Basin, a net volume of 7.0 mmboe of proved developed reserves (7.9 mmbbl of crude oil and a decrease of 4.6 bcf of natural gas) was added as a result of better than expected production and revised production forecasts. The main contributors to this increase were the Los Perales (6.4 mmboe), Barranca Baya (3.7 mmboe) and Zona Central-Bella Vista Este (1.8 mmboe) fields, while the Seco Leon (a decrease of 2.3 mmboe) and Cañadón Yatel (a decrease of 1.0 mmboe) fields performed lower than expected.

–	In the Neuquina Basin, 23.8 mmboe of proved reserves (10.9 mmbbl of crude oil and 73 bcf of natural gas) were added as a result of fields performing above forecast. The contributors to the increase were the Chihuido La Salina (4.1 mmboe), Puesto Hernandez (3.9 mmboe), Chihuido Sierra Negra (3.0 mmboe), Lindero Atravesado (2.8 mmboe), Aguada Pichana (2.5 mmboe), and Loma La Lata Central (2.1 mmboe). The decrease was from the Loma La Lata Norte (a decrease of 1.9 mmboe).

–	A total of 9.2 mmboe of proved reserves (6.1 mmbbl of crude oil and 17.7 bcf of natural gas) was added due to feasibility studies performed to include new projects to the field development plans, mainly in the Volcan Auca Mahuida (1.9 mmboe), Aguada Toledo-Sierra Barrosa (1.9 mmboe), Seco León (1.7 mmboe) and Los Perales (1.5 mmboe) fields.

–	Net results from certain new wells were lower than expected, resulting in a 6.0 mmboe reduction of proved reserves (reductions of 2.2 mmbbl of crude oil, 2.0 mmbbl of NGL and 10.1 bcf of natural gas). The main reductions were in the Rincón del Mangrullo, Loma La Lata Central, Manantiales Behr, Vizcacheras and Cañadón Yatel fields.

b) Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 129 mmboe of proved reserves (40 mmbbl of crude oil, 13 mmbbl of NGL and 421 bcf of natural gas).

–	A total of approximately 32.3 mmboe of proved reserves (1.2 mmbbl of crude oil, 6.9 mmbbl of NGL and 135.7 bcf of natural gas) were added as a result of wells drilled and scheduled to be drilled in the Rincón del Mangrullo area, Mulichinco Tight Gas formation.

–	Drilling activities and development plans in the Aguada Toledo-Sierra Barrosa field resulted in a total addition of approximately 27.9 mmboe of proved reserves (1.2 mmbbl of crude oil and 149.9 bcf of natural gas). Main contributions came from the Lajas Tight Gas formation (22.8 mmboe) and the Lotena formation (2.8 mmboe).

–	A total of 23.4 mmboe (11.8 mmbbl of crude oil, 5.6 mmbbl of NGL and 33.3 bcf of natural gas) of unconventional proved reserves were added as a result of wells drilled in areas with unproved reserves and additional well locations scheduled to be drilled in Loma La Lata Norte (Loma La Lata fields in the Vaca Muerta formation).

–	In the Golfo San Jorge Basin, 17.9 mmboe of proved reserves (13.3 mmboe of crude oil and 26.2 bcf of natural gas) were added as a result of new extension wells drilled and new locations added to the development plan. The main contributors were the Manantiales Behr, Barranca Baya, Cañadón Yatel and Restinga Ali fields.

c) Improved recovery

A total of approximately 17 mmboe of proved reserves were added mainly due to new projects and positive production response, including:

–	In the San Jorge Basin, 15.7 mmbbl of secondary recovery reserves of crude oil were added as a result of new projects and improved production response of existing projects. The main additions were from the Manantiales Behr, El Trebol, Escalante, Barranca Baya and Los Perales fields.

–	In the Neuquina Basin, in the Puesto Hernandez field, proved undeveloped secondary recovery reserves were reduced by 4.5 mmbbl of crude oil, due to changes in workover and drilling scheduled activities in accordance with a new project strategy.

–	This was partially offset by a total of 3.3 mmbbl of proved reserves of crude oil added as a result of production response in the CNQ7 and CNQ7A secondary recovery projects.

d) Sales and acquisitions

–	During 2014, additional gas and oil fields were acquired in the Neuquina Basin (13 fields) and the Austral Basin (2 fields). See Note 2 to the Audited Consolidated Financial Statements. As a result, 69.3 mmboe of proved reserves were added (13.8 mmbbl of crude oil, 0.6 mmbbl of NGL and 308 bcf of natural gas), most of which are from operated fields.

–	On November 17, 2014, we entered into an agreement to extend the joint venture contract with ENAP Sipetrol Argentina S.A. in the Magallanes area, until the concession contract expires which was previously extended (portion located in Santa Cruz) exclusively by us during 2012. This resulted in a 28.9 mmboe reduction (reductions of 3.9 mmbbl of crude oil and 140.0 bcf of natural gas) of proved reserves in this area because YPF’s working interest in these fields was reduced.

Changes in our estimated proved reserves during 2013

a) Revisions of previous estimates

During 2013, the Company’s proved reserves were revised upwards by 106 mmbbl of crude oil, condensate, and NGL, and 564 bcf of natural gas.

The main revisions to proved reserves have been due to the following:

–	The term of concession contracts was extended for several operated and non-operated fields located in Chubut Province. Because of this, approximately 43 mmbbl of proved crude oil reserves and 15 bcf of proved natural gas reserves were added in the Manantiales Behr, El Trebol, Escalante, Zona Central—Bella Vista, Cañadón Perdido, El Tordillo, La Tapera and Sarmiento fields.

–	In the Magallanes field, approximately 36 mmboe (9 mmbbl of crude oil and 150 bcf of natural gas) of proved developed reserves were added as a result of better than expected production and revised expected production until the expiration of the concession contract.

–	A total of 8 mmbbl of liquids and 84 bcf of natural gas proved developed reserves were added in Loma La Lata Central (southern part of Loma La Lata field), mainly because of new projects, revision of existing projects, and a higher than forecasted production performance.

–	In the Golfo San Jorge Basin, Los Perales and Seco León fields, 12 mmboe of proved developed reserves (10.6 mmbbl of crude oil and 8.2 bcf of natural gas) were added because of an improved production performance.

–	A total of 9 mmbbl of liquids and 122 bcf of gas proved reserves were added in the El Porton, Chihuido de la Salina, Chihuido de la Salina Sur and Filo Morado fields in relation with production response, workovers activity and project revision in accordance with updated field response.

–	In the Rincón del Mangrullo field approximately 6 mmbbl of liquids proved reserves, and 74 bcf of mainly proved undeveloped natural gas reserves were added because of additional drilling activity planned for 2014.

–	The Chihuido de la Sierra Negra field added approximately 7 mmbbl of crude oil and 3 bcf of natural gas proved developed reserves due to better than expected production performance.

–	Production rates did not behave as expected in the Aguada Pichana, Puesto Hernández, Aguada Toledo—Sierra Barrosa and Barrancas fields. Proved developed reserves were reduced by 8.8 mmboe based on this new information.

–	New wells drilled during 2013 in several operated areas did not perform as expected. Because of this, proved reserves were reduced by 6 mmbbl of NGL and 4 bcf of natural gas mainly in the Barranca Baya, Loma La Lata Norte, Loma Campana, Cerro Fortunoso, and Vizcacheras fields.

b) Extensions and discoveries

Wells drilled in unproved reserve areas added approximately 61 mmboe of proved reserves (179 bcf of natural gas and 29 mmbbl of crude oil).

–	A total of approximately 27.5 mmboe of proved reserves were added as a result of wells drilled and scheduled to be drilled during 2014 in the Aguada Toledo—Sierra Barrosa field. The main contributions came from the Lajas Tight Gas formation (15.9 mmboe) and the Lotena formation (7.9 mmboe).

–	Unconventional proved developed oil reserves for a total of 10.6 mmboe were added as a consequence of 57 new wells drilled in unproved reserve and resource areas of the Loma La Lata Norte (Loma La Lata fields) in the Vaca Muerta formation.

–	In the Loma Campana field, unconventional proved developed oil reserves for a total of 4.0 mmboe were added related to 22 new wells drilled in unproved reserves and resources areas.

–	In the Golfo San Jorge Basin, extensions drilled in the Seco León field (25 new wells) allowed the addition of approximately 2.8 mmboe of proved reserves, mainly crude oil.

–	Also in the Golfo San Jorge Basin, 37 new extension wells drilled in the Barranca Baya field added 2.6 mmboe of mainly crude oil reserves.

c) Improved recovery

A total of approximately 11.5 mmboe of proved oil reserves have been added due to positive production response, new production and injection wells, and from workovers, performed as part of the improved recovery projects, including:

–	In the Neuquina Basin, Aguada Toledo—Sierra Barrosa field, approximately 6.3 mmboe of oil reserves were added as a result of new scheduled secondary recovery projects, extension projects, and new wells drilled in the area.

–	In the San Jorge Basin, Manantiales Behr and El Trebol fields, 3.4 mmboe of secondary recovery reserves were added as a result of recovery factor improvements based on new drilling and project optimization.

–	In the Neuquina Basin in Cerro Fortunoso field, proved undeveloped reserves were reduced by approximately 3.7 mmboe because of observed changes in the behavior of a secondary recovery pilot project.

d) Sales and acquisitions

–	The acquisition of a 23% working interest in the Aguarague and San Antonio Sur fields of the Noroeste Basin resulted in the addition of approximately 8.9 mmboe of proved reserves. YPF’s working interest in this field is currently 53%.

–	The execution of a contract for a joint venture project for the development and operation of the Loma Campana and Loma La Lata Norte (North of Loma La Lata) fields resulted in an 8.8 mmboe reduction in proved reserves of Vaca Muerta and Quintuco formations. As part of this agreement, YPF’s working interest in these fields changed from 100% to 50%.

–	Approximately 6.5 mmboe were transferred to Consolidated Entities as a result of YPF Energía Eléctrica’s working interest in the Ramos field. These rights were previously owned by Pluspetrol Energy and are thus disclosed under Equity-Accounted Entities reserves.

Capitalized costs

The following tables set forth capitalized costs, along with the related accumulated depreciation and allowances as of December 31, 2015, 2014 and 2013:

	2015			2014			2013
Consolidated capitalized costs	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Proved oil and gas properties
Mineral property, wells and related equipment	451,900	4,312	456,212	260,759	2,763	263,522	177,058	1,869	178,927
Support equipment and facilities	16,920	—	16,920	11,037	—	11,037	7,601	—	7,601
Drilling and work in progress	45,715	—	45,715	26,903	—	26,903	8,998	—	8,998
Unproved oil and gas properties	6,473	451	6,924	3,587	84	3,671	4,577	83	4,660

Total capitalized costs	521,008	4,763	525,771	302,286	2,847	305,133	198,234	1,952	200,186
Accumulated depreciation and valuation allowances	(327,579)	(3,811)	(331,390)	(192,010)	(2,308)	(194,318)	(133,558)	(1,676)	(135,234)

Net capitalized costs	193,429	952	194,381	110,276	539	110,815	64,676	276	64,952

There is no Company’s share in equity method investees’ capitalized costs during the years ended December 31, 2015, 2014 and 2013.

Costs incurred

The following tables set forth the costs incurred for oil and gas producing activities during the years ended December 31, 2015, 2014 and 2013:

	2015			2014			2013
Consolidated costs incurred	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Acquisition of unproved properties	—	—	—	2,784	—	2,784	—	—	—
Acquisition of proved properties	—	—	—	5,719	—	5,719	78	—	78
Exploration costs	4,029	440	4,469	3,170	189	3,359	1,626	57	1,683
Development costs	44,753	84	44,837	37,615	182	37,797	26,160	15	26,175

Total costs incurred	48,782	524	49,306	49,288	371	49,659	27,864	72	27,936

There is no Company’s share in equity method investees’ costs incurred during the years ended December 31, 2015, 2014 and 2013.

Results of operations from oil and gas producing activities

The following tables include only the revenues and expenses directly associated with oil and gas producing activities. It does not include any allocation of the interest costs or corporate overhead and, therefore, is not necessarily indicative of the contribution to net earnings of the oil and gas operations.

Differences between these tables and the amounts shown in Note 4, “Segment Information”, for the exploration and production business unit, relate to additional operations that do not arise from those properties held by the Company.

	2015			2014			2013
Consolidated results of operations	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Net sales to unaffiliated parties	13,812	197	14,009	6,823	361	7,184	2,751	276	3,027
Net intersegment sales	64,191	—	64,191	62,093	—	62,093	38,908	—	38,908

Total net revenues	78,003	197	78,200	68,916	361	69,277	41,659	276	41,935
Production costs	(43,955)	(89)	(44,044)	(37,193)	(81)	(37,274)	(24,938)	(55)	(24,993)
Exploration expenses	(2,342)	(127)	(2,469)	(1,712)	(173)	(1,885)	(770)	(59)	(829)
Depreciation and expense for valuation allowances	(25,222)	(322)	(25,544)	(17,067)	(113)	(17,180)	(9,464)	(135)	(9,599)
Other	(401)	(56)	(457)	(1,296)	48	(1,248)	(715)	—	(715)

Pre-tax income from producing activities	6,083	(397)	5,686	11,648	42	11,690	5,772	27	5,799
Income tax expense	(2,114)	79	(2,035)	(3,777)	(38)	(3,815)	(1,997)	(22)	(2,019)

Results of oil and gas producing activities	3,969	(318)	3,651	7,871	4	7,875	3,775	5	3,780

There is no Company’s share in equity method investees’ results of operations during the years ended December 31, 2015, 2014 and 2013.

Standardized measure of discounted future net cash flows

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a discount factor. Future cash inflows represent the revenues that would be received from production of year-end proved reserve quantities assuming the future production would be sold at the prices used for reserves estimates as of year-end (the “average price”). Accordingly, crude oil prices used to determine reserves were calculated each month, for crude oils of different quality produced by the Company.

For the year ended December 31, 2015, the Company considered the realized prices for crude oil in the domestic market (which are higher than those that had prevailed in the international market), taking into account the unweighted average price for each month within the twelve-month period ended December 31, 2015.

Additionally, since there are no benchmark market natural gas prices available in Argentina, the Company used average realized gas prices during the year ended December 31, 2015.

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

The future cash inflows and outflows in foreign currency have been remeasured at the selling exchange rate of Argentine pesos 13.01 as of December 31, 2015.

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

	2015			2014			2013
Consolidated standardized measure of discounted future net cash flows	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide	Argentina	Other foreign	Worldwide
Future cash inflows (1)	670,085	589	670,674	513,786	644	514,430	357,749	641	358,390
Future production costs (1)	(395,119)	(331)	(395,450)	(252,073)	(228)	(252,301)	(185,727)	(151)	(185,879)
Future development costs	(116,524)	(10)	(116,534)	(71,617)	(74)	(71,691)	(49,164)	(180)	(49,344)
Future income tax expenses	(30,724)	(70)	(30,794)	(37,454)	(116)	(37,570)	(25,403)	(150)	(25,553)
10% annual discount for estimated timing of cash flows	(30,075)	(56)	(30,131)	(53,403)	(82)	(53,485)	(35,935)	(54)	(35,989)

Standardized measure of discounted future net cash flows	97,643	122	97,765	99,239	144	99,383	61,520	106	61,626

(1)	Does not include amounts corresponding to volumes consumed or flared in operation.

There is no Company’s share in equity method investees’ standardized measure of discounted future net cash flows during the years ended December 31, 2015, 2014 and 2013.

Changes in the standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees	Consolidated	Company’s share in equity method investees
Beginning of year	99,382	—	61,626	—	40,562	194
Sales and transfers, net of production
costs	(52,321)	—	(29,426)	—	(20,402)	—
Net change in sales and transfer prices,
net of future production costs	(80,809)	—	(651)	—	3,174	—
Changes in reserves and production rates (timing)	3,748	—	14,588	—	21,996	—
Net changes for extensions, discoveries
and improved recovery	30,956	—	18,423	—	6,963	—
Net change due to purchases and sales of minerals in place	—	—	7,294	—	—	—
Changes in estimated future development and abandonment costs	(28,225)	—	(13,134)	—	(11,012)	—
Development costs incurred during the
year that reduced future development
costs	24,475	—	12,128	—	7,544	—
Accretion of discount	13,646	—	7,069	—	4,592	—
Net change in income taxes	35,409	—	2,567	—	(5,284)	—
Others(2)	51,504	—	18,899	—	13,493	(194	)(1)

End of year	97,765	—	99,383	—	61,626	—

(1)	In 2013, approximately 194 were transferred to Consolidated Entities as a result of YPF Energĺa Eléctrica’s working interest on Ramos Field. These discounted future net cash flows were previously owned by former Pluspetrol Energy and thus disclosed under Company’s share in equity method investees.
(2)	It corresponds mainly to changes in exchange rates during each year presented.